Form 20-F
period 2014-12-31
Cheetah Mobile Inc.
filed 2015-04-21
CIK 1597835

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-36427

Cheetah Mobile Inc.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

12/F, Fosun International Center Tower No. 237 Chaoyang North Road Chaoyang District, Beijing 100022 People’s Republic of China
(Address of principal executive offices)

Ka Wai Andy Yeung

Chief Financial Officer

Cheetah Mobile Inc.

12/F, Fosun International Center Tower

No. 237 Chaoyang North Road

Chaoyang District, Beijing 100022

People’s Republic of China

Tel: +86-10-6292-7779

Email: IR@cmcm.com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American depositary shares, each representing ten Class A ordinary shares	The New York Stock Exchange

Class A ordinary shares, par value US$0.000025 per share*

*                 Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares, each representing ten Class A ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

NONE
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

NONE
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

288,988,560 Class A ordinary shares and 1,127,614,152 Class B ordinary shares, par value US$0.000025 per share, as of December 31, 2014.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

i

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•                  “Cheetah Mobile Inc.,” “we,” “us,” “our company” or “our” refers to Cheetah Mobile Inc., its subsidiaries and, in the context of describing our operations and consolidated financial data, also includes our variable interest entities and the subsidiary of a variable interest entity;

•                  “ADSs” refers to American depositary shares, each of which represents ten of our Class A ordinary shares;

•                  “China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report, Hong Kong, Macau and Taiwan;

•                  “Ordinary shares,” prior to the completion of our initial public offering in May 2014, refers to our ordinary shares, par value US$0.000025 per share and, upon the completion of the offering, to our Class A and Class B ordinary shares, par value US$0.000025 per share;

•                  “RMB” or “Renminbi” refers to the legal currency of China;

•                  “US$,” “U.S. dollars,” “$,” or “dollars” refers to the legal currency of the United States;

•                  “Kingsoft Corporation Limited,” “Kingsoft Corporation,” or “Kingsoft” refers to Kingsoft Corporation Limited, our controlling shareholder, a company listed on the Hong Kong Stock Exchange (Stock Code: 3888);

•                  Number of “monthly active users,” in reference to all of our products, refers to the number of computers, tablets or smartphones on which one or more of our products have been installed or downloaded and that accessed the internet at least once during the relevant month; and number of “monthly active users,” in reference to an individual product, refers to the number of computers, tablets or smartphone on which such product has been installed or downloaded and that accessed the internet at least once during the relevant month. A single device with multiple applications installed is counted as one user. A single person with applications installed on multiple devices is counted as multiple users. Multiple persons using a single device are counted as one user. We derive the number of monthly active users for our products by combining (i) the number of active users of our mobile applications, which is based on our internal statistics, and (ii) the number of active users of our PC based applications, which is provided by iResearch. Certain rankings of our applications in China in terms of monthly active users are based on iResearch data but not our internal statistics;

•                  Number of mobile devices on which our applications have been “installed,” as of a specified date, refers to the cumulative number of mobile devices on which one or more of our applications have been installed as of the specified date;

•                  “Hong Kong Listing Rules” refers to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited;

•                  “Overseas revenues” or “revenues from overseas markets” refers to revenues generated by our operating legal entities incorporated outside China. Such revenues are primarily attributable to customers located outside China; and

•                  “Variable interest entities” or “VIEs” refers to those entities incorporated in PRC consolidated in our financial statements and over which our subsidiaries exercise effective control through a series of contractual arrangements.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “could,” “should,” “would,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “project,” “continue,” “potential,” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•                  our growth strategies;

•                  our ability to retain and attract users and customers and expand our product and service offerings;

•                  our ability to monetize our platform;

•                  our future business development, results of operations and financial condition;

•                  expected changes in our revenues and certain cost or expense items;

•                  competition in our industry;

•                  relevant government policies and regulations relating to our industry;

•                  general economic and business condition globally and in China; and

•                  assumptions underlying or related to any of the foregoing.

You should not place undue reliance on these forward-looking statements and you should read these statements in conjunction other sections of this annual report, in particular the risk factors disclosed in “Item 3. Key Information—D. Risk Factors.” These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Moreover, we operate in a rapidly evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

PART I

Item 1.                                                         Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.                                                         Offer Statistics and Expected Timetable

Not applicable.

Item 3.                                                         Key Information

A.                                    Selected Financial Data

The following table presents the selected consolidated financial information of our company. The selected consolidated statements of comprehensive income data for each of the three years ended December 31, 2014 and the selected consolidated balance sheets data as of December 31, 2013 and 2014 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of comprehensive income data for the year ended December 31, 2011 and the selected consolidated balance sheets data as of December 31, 2012 have been derived from our audited consolidated financial statements that are not included in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.  Our historical results do not necessarily indicate results expected for any future period. You should read the following selected financial data in conjunction with the consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	Year Ended December 31,
	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	US$
	(In thousands except for number of shares, per share and per ADS data)
Selected Consolidated Statements of Comprehensive Income (Loss) Data:
Revenues	140,054	287,927	749,911	1,763,579	284,237
Online marketing services	23,916	212,443	612,565	1,322,612	213,166
Internet value-added services	—	2,354	83,155	400,671	64,576
Internet security services and others	116,138	73,130	54,191	40,296	6,495
Cost of revenues (1)	(53,737)	(71,560)	(140,526)	(403,412)	(65,018)
Gross profit	86,317	216,367	609,385	1,360,167	219,219
Operating expenses:
Research and development (1)	(79,105)	(114,329)	(217,846)	(436,840)	(70,406)
Selling and marketing (1)	(28,810)	(57,167)	(201,504)	(580,610)	(93,577)
General and administrative (1)	(15,301)	(34,408)	(97,817)	(260,047)	(41,912)
Total operating expenses	(123,216)	(205,904)	(517,167)	(1,277,497)	(205,895)
Operating profit (loss)	(36,899)	10,463	92,218	82,670	13,324
Other income (expenses):
Interest income	3,475	3,263	7,077	28,216	4,548
Changes in fair value of redemption right granted to a noncontrolling shareholder	—	—	11,146	3,576	576
Changes in fair value of contingent considerations	(496)	(297)	(1,067)	(13,749)	(2,216)
Changes in fair value of put options granted to employees	—	—	—	799	129
Foreign exchange gain, net	551	47	920	16	3
Impairment loss of available-for-sale securities	—	—	—	(8,664)	(1,397)
Other income, net	537	1,283	2,243	3,487	562
Losses from equity method investments	—	—	(1,849)	(5,447)	(878)
Income (loss) before taxes	(32,832)	14,759	110,688	90,904	14,651
Income tax benefit (expenses)	2,597	(4,915)	(48,670)	(23,993)	(3,867)
Net income (loss)	(30,235)	9,844	62,018	66,911	10,784
Less: net loss attributable to noncontrolling interests	—	—	—	(1,030)	(166)
Net income (loss) attributable to Cheetah Mobile Inc.	(30,235)	9,844	62,018	67,941	10,950
Earnings (loss) per share:
Basic	(0.0345)	0.0097	0.0567	0.0527	0.0085
Diluted	(0.0345)	0.0094	0.0538	0.0506	0.0082
Earnings (loss) per ADS(2):
Basic	(0.3452)	0.0974	0.5671	0.5272	0.0850
Diluted	(0.3452)	0.0940	0.5381	0.5064	0.0816
Weighted average number of shares used in computation:
Basic	875,944,795	908,457,367	929,119,153	1,210,501,020	1,210,501,020
Diluted	875,944,795	1,046,982,205	1,135,982,953	1,341,732,457	1,341,732,457

(1)        The amount of share-based compensation expenses for the years ended December 31, 2011, 2012, 2013 and 2014 is as follows:

	As of December 31,
	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	US$
	(In thousands)
Cost of revenues	94	21	10	1,393	225
Research and development expenses	4,313	6,663	14,520	51,176	8,248
Selling and marketing expenses	47	609	2,835	7,407	1,194
General and administrative expenses	1,381	12,994	20,031	113,298	18,260
Total	5,835	20,287	37,396	173,274	27,927

(2)         Each ADS represents ten Class A ordinary shares.

	As of December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(In thousands)
Consolidated Balance Sheets Data:
Cash and cash equivalents	134,376	530,536	1,093,285	176,206
Short-term investments	40,376	55,780	513,621	82,781
Total assets	316,995	909,593	3,001,175	483,703
Total current liabilities	152,062	263,968	621,656	100,194
Total liabilities	156,869	315,525	718,306	115,772
Total mezzanine equity	119,976	441,941	—	—
Total Cheetah Mobile Inc. shareholders’ equity	40,150	152,127	2,206,338	355,596
Total equity	40,150	152,127	2,282,869	367,931

Exchange Rate Information

A significant portion of our business is conducted in China and a majority of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in New York City for cable transfers in RMB as certified for customs purposes by the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.2046 to US$1.00, the noon buying rate in effect as of December 31, 2014. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 17, 2015, the noon buying rate was RMB 6.1976 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per U.S. Dollar)

2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
October	6.1124	6.1251	6.1385	6.1107
November	6.1429	6.1249	6.1429	6.1117
December	6.2046	6.1886	6.2256	6.1490
2015
January	6.2495	6.2181	6.2535	6.1870
February	6.2695	6.2518	6.2695	6.2399
March	6.1990	6.2386	6.2741	6.1955
April (through April 17)	6.1976	6.2010	6.2152	6.1930

(1)         Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant month.

B.                                    Capitalization and Indebtedness

Not applicable.

C.                                    Reasons for the Offer and Use of Proceeds

Not applicable.

D.                                    Risk Factors

Risks Relating to Our Business and Industry

If we fail to retain or grow our user base, or if our users decrease their engagement with our mobile and PC applications, our business, financial condition and results of operations would be materially and adversely affected.

The size of our user base and our users’ level of engagement are critical to our success. Our business and financial performance have been and will continue to be significantly determined by our success in adding, retaining and engaging active users. We have been consistently anticipating user demand and developing innovative products and services in an effort to attract and retain users. However, the internet industry, including the mobile internet industry, is characterized by constant and rapid technological changes. As a result, users may switch from one set of products to others more quickly than in other sectors. To the extent our user growth rate slows, our success will become increasingly dependent on our ability to increase levels of user engagement and monetization. Our user growth and engagement could be adversely affected if:

•                  we fail to maintain the popularity of our existing mobile and PC applications among users;

•                  we are unsuccessful in launching new, compelling applications in a cost-effective manner to further diversify our product offerings;

•                  technical or other problems prevent us from delivering our products or services in a rapid and reliable manner or otherwise affect the user experience;

•                  there are user concerns related to privacy and communication, safety, security or other factors;

•                  there are adverse changes in our products or services that are mandated by, or that we elect to make to address, legislation, regulatory authorities or litigation, including settlements or consent decrees;

•                  we fail to provide adequate customer service to users; or

•                  we do not maintain our brand image or our reputation is damaged.

We received in the past, and may continue to receive, complaints from users regarding our mobile applications primarily regarding privacy settings and certain third-party website promotion activities on our mobile applications. We have not incurred any material costs to address the complaints. If we are unable to address user complaints timely or at all, our reputation may be harmed and our user base may decline. Our efforts to avoid or address any of these events could require us to incur substantial expenditures to modify or adapt our products, services or infrastructure. If we fail to retain or continue to grow our user base, or if our users decrease their engagement with our products, our business, financial condition and results of operations would be materially and adversely affected.

We only began to offer and monetize our mobile applications recently, and there is uncertainty as to whether we can achieve continued growth in, or successful monetization of, our mobile business operations.

In 2014, 26.4% of our revenues were derived from our mobile applications, compared to 7.4% in 2013 and 2.2% in 2012. Although our mobile applications have proven to be highly popular, we have a short operating history and limited experience in the mobile internet industry. We launched our first mobile application, Battery Doctor, in July 2011. We launched the mobile version of Clean Master in 2012, and we acquired the Photo Grid mobile application in 2013. In 2014, we launched a number of mobile applications, including CM Security on the Android platform, CM Browser on the Android and iOS platforms, and CM Launcher on the Android platform. The mobile internet industry is characterized by constant change, including but not limited to rapid technological evolution, shifting user demands, frequent introduction of new products and services, and constant emergence of new industry standards, operating systems and practices. As a result of these factors and our limited mobile internet industry experience, we may not be able to sustain the popularity of our existing mobile applications or introduce new mobile applications that meet the expectations of our users and customers.

Even if we succeed in continuing to grow the user base for our mobile applications and increase our mobile revenues, we may not be able to maintain the growth trajectories. The mobile internet industry only began to experience rapid growth in recent years, and there are relatively few proven models for us to monetize our mobile traffic. We are currently exploring a number of monetization models for our mobile business. We generate revenues from our mobile business mainly through mobile advertising and mobile game publishing services. If the mobile advertising and mobile game publishing industries fail to grow as we expect, or if we fail to develop or maintain effective monetization models for our mobile applications, our business, financial condition and results of operations may be materially and adversely affected.

Because a limited number of customers contribute to a significant portion of our revenues, our revenues and results of operations could be materially and adversely affected if we were to lose a significant customer or a significant portion of its business.

Currently, a limited number of customers contribute a significant portion of our revenues. Our customers, in the case of online marketing services, primarily comprise mobile application developers, mobile game developers, mobile advertising networks, e-commerce companies and search engines to which we refer traffic and sell advertisements. In 2013 and 2014, our five largest customers in aggregate contributed approximately 65.0% and 55.5% of our revenues. Although our revenues attributable to our five largest customers as a percentage of our total revenues declined in 2014, we expect that a limited number of our customers will continue to contribute a significant portion of our revenues in the near future. If we lose any of these customers, or if a significant customer substantially reduces its spending with us, our business, financial condition and results of operations may be materially and adversely affected.

We rely on online marketing for the majority of our revenues, and our profitability and financial prospects may be affected by the revenue sharing and fee arrangement with our customers.

We generated 73.8%, 81.7% and 75.0% of our revenues, respectively, from online marketing services in 2012, 2013 and 2014. We generate revenues from our online marketing services primarily by referring user traffic and selling advertisements on our mobile and PC platforms. The revenue sharing and fee arrangement with these customers are subject to change. For example, our fee arrangement with one of our significant customers was changed from a pay per click and pay per sale model to pay per sale only model for certain traffic we refer to them, which affected our revenues in 2013. If our customers reduce or discontinue their advertising spending with us, we fail to attract new customers or the fees we receive for the traffic we refer to our customers significantly decrease, our business, financial condition and results of operations could be materially and adversely affected.

We are subject to risks and uncertainties faced by companies in a rapidly evolving industry.

We operate in the rapidly evolving internet industry, which makes it difficult to predict our future results of operations. Accordingly, our future prospects are subject to the risks and uncertainties experienced by companies in evolving industries. Some of these risks and uncertainties relate to our ability to, among others:

•                  successfully implement our plan to further develop and monetize our mobile platform both in China and globally;

•                  offer new, innovative products and services and enhance our existing products and services with innovative and advanced technology to attract and retain a larger user base;

•                  retain existing customers and attract additional customers and increase spending per customer;

•                  respond to evolving user preferences or industry changes;

•                  respond to competitive market conditions;

•                  upgrade our technology to support increased traffic and expanded product and service offerings;

•                  maintain effective control of our costs and expenses;

•                  respond to changes in the regulatory environment and manage legal risks, including those associated with intellectual property rights; and

•                  execute our strategic investments and acquisitions and post-acquisition integrations effectively.

If we fail to address any of the above risks and uncertainties, our business may be materially and adversely affected.

If we fail to compete effectively, our business, financial condition and results of operations may be materially and adversely affected.

We face intense competition in our businesses. In the internet space, we mainly compete with Qihoo 360 in China’s internet security and anti-virus market. In the mobile space, we compete with other mobile application developers, including those developers that offer products purported to perform similar functions as Clean Master and Battery Doctor. In addition, we compete with all major internet companies for user attention and advertising spend.

Some of our competitors have longer operating histories and significantly greater financial, technological and marketing resources than we do and, in turn, have an advantage in attracting and retaining users and customers. If we are not able to effectively compete in any aspect of our business or if our reputation is harmed by negative publicity relating to us, our products and services or our key management, our user base may decrease, which could make us less attractive to customers, and our business, financial condition and results of operations may be materially and adversely affected.

More people are using devices other than personal computers to access the internet. If users do not widely adopt versions of our applications developed for these devices, our business could be adversely affected.

The number of people who access the internet through devices other than personal computers, including mobile phones, smartphones, handheld computers such as iPad and other tablets, and television set-top devices, is increasing dramatically. The varying display sizes, functionality, and memory associated with alternative devices make the use of our applications on such devices more difficult and the versions of our applications developed for these devices may not be compelling to users, manufacturers or distributors of devices. Each manufacturer or distributor may establish unique technical standards for its devices, and our applications may not work or be accessible on these devices. Some manufacturers may also elect not to include our applications on their devices. As new devices and new platforms are continually being released, it is difficult to predict the problems we may encounter in developing versions of our applications for use on these alternative devices and we may need to devote significant resources to the creation, support, and maintenance of our applications tailored for such devices. If we are unable to attract and retain a substantial number of alternative device manufacturers, distributors, and users to adopt and use our applications, or if we are slow to develop products and technologies that are more compatible with alternative devices, we may fail to capture a significant share of an increasingly important portion of the market for online marketing services, which could adversely affect our business.

If our mobile and PC applications fail to address security threats and optimize system performance or otherwise do not work properly, we may lose users, and our business, financial condition and results of operations may be materially and adversely affected.

Our users rely on our applications to optimize internet system performance of their mobile devices and PC and provide real time protection against security threats. Our applications are highly technical and complex and, when deployed, may contain defects or security vulnerabilities. Some errors in our products may only be discovered after a product has been installed and used by our users.

Our applications for users rely on our cloud-based data analytics engines to optimize system performance and protect against security threats. The data analytics engines include our most up-to-date security threats library and application behavior library in the cloud, and our applications only include a subset of these libraries on the users’ end devices. If our data analytics engines do not function properly, or if the infrastructure supporting the data analytics engine malfunctions, our applications may not achieve optimal results.

Our cloud-based analytics engines employ a heuristic, or experience-based, approach to detect unknown security threats and behavior of unknown mobile applications. However, new malware and malicious applications are constantly appearing and evolving, and our detection technologies may not detect all forms of security threats or malicious applications encountered by our users. In addition, our applications may not work properly with the Windows, Android or iOS operating systems if we cannot promptly upgrade our applications following any changes or updates to these operating systems. We previously experienced system disruption due to compatibility issues resulting from an update to the Windows operating system.

Any of these defects, vulnerabilities or failures may cause security breaches and suboptimal system performance of the mobile and PC internet, which could result in damage to our reputation, decrease in our user base and loss of customers, and our business, financial condition and results of operations may be materially and adversely affected.

If any system failure, interruption or downtime occurs, our business, financial condition and results of operations may be materially and adversely affected.

Although we seek to reduce the possibility of disruptions and other outages, our applications may be disrupted by problems with our own cloud-based technology and system, such as malfunctions in our software or other facilities or network overload. Our systems may be vulnerable to damage or interruption caused by telecommunication failures, power loss, human error, computer attacks or viruses, earthquakes, floods, fires, terrorist attacks and similar events. While we locate our servers in multiple data centers across China, as well as in the United States, Europe, Australia, Hong Kong, Singapore and other regions outside China, our system are not fully redundant or backed up, and our disaster recovery planning may not be sufficient for all eventualities. Despite any precautions we may take, the occurrence of natural disasters or other unanticipated problems at our hosting facilities could result in interruptions in the availability of our products and services. Any interruption in the ability of our users to use our applications could damage our reputation, reduce our future revenues, harm our future profits, subject us to regulatory scrutiny and lead users to seek alternative products.

Our servers may experience downtime from time to time, which may adversely affect our brands and user perception of the reliability of our systems. Any scheduled or unscheduled interruption in the ability of users to use our servers could result in an immediate, and possibly substantial, loss of revenues.

If major mobile application distribution channels change their standard terms and conditions in a manner that is detrimental to us, or terminate their existing relationship with us, our business, financial condition and results of operations may be materially and adversely affected.

We rely on third party mobile application distribution channels such as Google Play and iOS App Store to distribute most of our mobile applications to users. In China, where Google Play is not available, we collaborate with similar local distribution channels to distribute our mobile applications. We expect a substantial number of downloads of our mobile applications will continue to be derived from these distribution channels. As such, the promotion, distribution and operation of our applications are subject to such distribution platforms’ standard terms and policies for application developers, which are subject to the interpretation of, and frequent changes by, these distribution channels. If Google Play, iOS App Store or any other major distribution channel changes their standard terms and conditions in a manner that is detrimental to us, or terminate their existing relationship with us, our business, financial condition and results of operations may be materially and adversely affected.

As most of our core mobile applications are created for Android devices, a decrease in the popularity of the Android ecosystem may materially and adversely affect our mobile business.

Most of our core mobile applications are created for Android devices. Any significant downturn in the overall popularity of the Android ecosystem or the use of Android devices could materially and adversely affect the demand for and revenues generated from our mobile applications. Although the Android ecosystem has grown rapidly in recent years, it is uncertain whether it will continue to grow at a similar rate in the future. In addition, due to the constantly evolving nature of the mobile industry, another operating system for mobile devices may eclipse Android and decrease its popularity. To the extent that our mobile applications continue to mainly support Android devices, our mobile business would be vulnerable to any decline in popularity of the Android operating system.

If we fail to source suitable third party products, such as online games, on reasonable terms, revenues from our internet value-added services, or IVAS, may be materially and adversely affected.

We derive a portion of our revenues from IVAS, which mainly include game publishing services. The success of our IVAS business depends on our ability to source suitable third party products on reasonable terms. For example, we have exclusive publishing or joint operating arrangements for games we publish on our platform. We may not be able to identify popular and profitable games and license such games on acceptable terms. We may incur significant expenses in exclusive game publishing arrangements with game developers if their products turn out to be unpopular. Game developers with popular games may discontinue their cooperation with us. In addition, increased competition in China’s game publishing market may negatively impact the fee sharing arrangement between game developers and us. Should any of these occur, our business, financial condition and results of operations may be materially and adversely affected.

We have a limited operating history in international markets. If we fail to meet the challenges presented by our increasingly globalized operations, our business, financial condition and results of operations may be materially and adversely affected.

Our business has rapidly expanded internationally since we released our Clean Master overseas version in September 2012 and established Cheetah Mobile America, Inc., formerly named as KS Mobile Inc., or Cheetah Mobile America, in the United States in November 2012. In December 31, 2013 and 2014, approximately 46.8% and 31.2%, respectively, of our mobile monthly active users were from China, while the remainder were from overseas markets, mostly the United States, Asia (excluding China) and Europe. Revenues from overseas markets accounted for 1.4% and 12.6% of our total revenues in 2013 and 2014, respectively. One of our key growth strategies is to continue our global expansion, which exposes us to a number of risks, including:

•                  challenges in formulating effective local sales and marketing strategies targeting mobile internet users from various jurisdictions and cultures, who have a diverse range of preferences and demands;

•                  challenges in identifying appropriate local business partners and establishing and maintaining good working relationships with them. Our business partners primarily include third parties who promote our platform and applications, such as Tencent, Xiaomi and Facebook, as well as game developers for our game publishing business;

•                  challenges in selecting suitable geographical regions for global expansion;

•                  fluctuations in currency exchange rates;

•                  compliance with applicable foreign laws and regulations, including but not limited to internet content requirements, foreign exchange controls, cash repatriation restrictions, intellectual property protection rules and data privacy requirements; and

•                  increased costs associated with doing business in foreign jurisdictions.

Our business, financial condition and results of operations may be materially and adversely affected by these and other risks associated with our increasingly globalized operations.

Furthermore, Kingsoft Japan Inc., or Kingsoft Japan, a subsidiary of Kingsoft Corporation, currently operates an information security software business in Japan. We do not control, and do not consolidate the financial results of, Kingsoft Japan. Pursuant to the shareholders’ agreement of Kingsoft Japan, to which Kingsoft Corporation is a party, Kingsoft Corporation agreed that it and its subsidiaries, including us, may not compete with Kingsoft Japan in the area of internet security software within Japan. In addition, if Kingsoft Japan were to suffer reputational damage in Japan in connection with its operations, such damage could adversely affect our reputation and business.

We may not be able to prevent unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, service marks, patents, domain names, trade secrets, proprietary technologies know-how and similar intellectual property as critical to our success, and we rely on trademark and patent law, trade secret protection and confidentiality and invention assignment agreements with our employees and third parties to protect our proprietary rights. As of March 31, 2015, within China, we had registered 159 domain names, including www.cmcm.com, www.ijinshan.com and www.duba.com, 167 copyrights, 421 patents and 220 trademarks. In addition, we have filed 810 trademark applications and 1,366 patent applications in China. We have registered 23 copyrights, three patents and 273 trademarks and have filed 907 trademark applications and 43 patent applications outside China. There can be no assurance that any of our pending patent, trademark or other intellectual property applications will issue or be registered. Any intellectual property rights we have obtained or may obtain in the future may not be sufficient to provide us with a competitive advantage, and could be challenged, invalidated, circumvented, infringed or misappropriated. Given the potential cost, effort, risks and disadvantages of obtaining patent protection, we have not and do not plan to apply for patents or other forms of intellectual property protection for certain of our key technologies. If some of these technologies are later proven to be important to our business and are used by third parties without our authorization, especially for commercial purposes, our business and competitive position may be harmed.

Monitoring for infringement or other unauthorized use of our intellectual property rights is difficult and costly, and we cannot be certain that we can effectively prevent such infringement or unauthorized use of our intellectual property, particularly in countries where laws may not protect our proprietary rights to the same extent as in the United States. From time to time, we may need to resort to litigation or other proceedings to enforce our intellectual property rights, which could result in substantial cost and diversion of resources. Our efforts to enforce or protect our intellectual property rights may be ineffective and could result in the invalidation or narrowing of the scope of our intellectual property or expose us to counterclaims from third parties, any of which may adversely affect our business and operating results.

In addition, it is often difficult to create and enforce intellectual property rights in China and other countries outside of the United States. Even where adequate, relevant laws exist in China and other countries outside of the United States, it may not be possible to obtain swift and equitable enforcement of such laws, or to enforce court judgments or arbitration awards delivered in another jurisdiction. Accordingly, we may not be able to effectively protect our intellectual property rights in such countries. Additional uncertainty may result from changes to intellectual property laws enacted in the jurisdictions in which we operate, and from interpretations of intellectual property laws by applicable courts and government bodies.

Our confidentiality and invention assignment agreements with our employees and third parties, such as consultants and contractors, may not effectively prevent unauthorized use or disclosure of our confidential information, intellectual property or technology and may not provide an adequate remedy in the event of such unauthorized use or disclosure. Trade secrets and know-how are difficult to protect, and our trade secrets may be disclosed, become known or be independently discovered by others. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our website features, software and functionality or obtain and use information that we consider confidential and proprietary. If we are not able to adequately protect our trade secrets, know-how and other confidential information, intellectual property or technology, our business and operating results may be adversely affected.

We may be subject to intellectual property infringement lawsuits which could result in our payment of substantial damages or license fees, disruption to our product and service offerings and reputational harm.

Third parties, including our competitors, may assert claims against us for alleged infringments of their technology patents, copyrights, trademarks, trade secrets and internet content. Our internal procedures and licensing practices may not be effective in completely preventing the unauthorized use of copyrighted materials or the infringement of other rights of third parties by us or our users. The validity, enforceability and scope of protection of intellectual property rights in internet-related industries, particularly in China, is uncertain and still evolving. If a claim of infringement brought against us in China or another jurisdiction is successful, we may be required to pay substantial penalties or other damages and fines, enter into license agreements which may not be available on commercially reasonable terms or at all or be subject to injunction or court orders. We may be subject to injunction or court orders or required to redesign our products or technology, any of which could adversely affect our business, financial condition and results of operations. Even if allegations or claims lack merit, defending against them could be both costly and time-consuming and could significantly divert the efforts and resources of our management and other personnel. In addition, regardless of the outcome of the lawsuit, we could suffer reputational harm.

For example, we changed our corporate name, company logo and trademark to reflect our new name Cheetah Mobile in the first half of 2014. Cheetah is commonly used in corporate names in China, the United States and elsewhere. Although we believe in good faith that our use of Cheetah Mobile does not infringe on any third party intellectual property rights and we have filed trademark applications in certain categories in China, third parties may bring trademark and other intellectual property infringement claims against us, which could distract our management attention and result in us incurring significant cost to defend ourselves.

Further, we license and use technologies from third parties in our applications. These third-party technology licenses may not continue to be available to us on acceptable terms or at all, and may expose us to liability. Any such liability, or our inability to use any of these third-party technologies, could result in disruptions to our business that could materially and adversely affect our operating and financial results.

Some of our applications contain open source software, which may pose increased risk to our proprietary software.

We use open source software in some of our applications, including our Cheetah Browser, which incorporates Chromium browser technology, and will use open source software in the future. In addition, we regularly contribute source code to open source software projects and release internal software projects under open source licenses, and anticipate doing so in the future. The terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to sell or distribute our applications. Additionally, we may from time to time face threats or claims from third parties claiming ownership of, or demanding release of, the alleged open source software or derivative works we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These threats or claims could result in litigation and could require us to make our source code freely available, purchase a costly license or cease offering the implicated applications unless and until we can re-engineer them to avoid infringement. Such a re-engineering process could require significant additional research and development resources, and we may not be able to complete it successfully. In addition to risks related to license requirements, our use of certain open source software may lead to greater risks than use of third party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software. Additionally, because any software source code we contribute to open source projects is publicly available, our ability to protect our intellectual property rights with respect to such software source code may be limited or lost entirely, and we are unable to prevent our competitors or others from using such contributed software source code. Any of these risks could be difficult to eliminate or manage and, if not addressed, could adversely affect our business, financial condition and results of operations.

Our business depends substantially on the continuing efforts of our management team, key employees and skilled personnel, and our business operations may be severely disrupted if we lose their services.

Our future success depends substantially on the continued efforts of our management team and key employees, in particular, Mr. Sheng Fu, our chief executive officer and Mr. Ming Xu, our president and chief technology officer. The loss of Mr. Fu, Mr. Xu or any of our management team members could harm our business. In addition, if our key employees were unable or unwilling to continue their services with us, we might not be able to replace them easily, in a timely manner, or at all, which could result in significant disruptions to our business. The integration of any replacement personnel could be time-consuming, expensive and cause additional disruption to our business. If any of our core management team members or key employees joins a competitor or forms a competing company, we may lose customers, know-how and staff.

Each of our executive officers and key employees has agreed to non-competition obligations. However, these agreements may not be enforceable in China, where our executives and key employees reside, in light of uncertainties relating to China’s legal system. If any of our executive officers or key employees violates the terms of their non-competition or other employment agreements with us, or their legal duties by diverting business opportunities from us, it will result in our loss of corporate opportunities. Although we have adopted a code of business conduct and ethics to help restrict conflicts of interest involving directors and officers, any violation of this code by our existing officers or directors may materially and adversely affect our business operations, prospects and reputation.

Allegations or lawsuits against us or our management may harm our reputation and have a material and adverse impact on our business, results of operations and cash flows.

We have been, and may become, subject to allegations or lawsuits brought by our competitors, customers, business partners or other individuals or entities, including claims of breach of contract or unfair competition. Any such allegation or lawsuits, with or without merit, or any perceived unfair, unethical, fraudulent or inappropriate business practice by us or perceived malfeasance by our management could harm our reputation and user base and distract our management from our daily operations. Allegations or lawsuits against us or our management may also generate negative publicity that significantly harms our reputation, which may materially and adversely affect our user base and our ability to attract customers. In addition to the related cost, managing and defending litigation and related indemnity obligations can significantly divert management’s attention. We may also need to pay damages or settle the litigation with a substantial amount of cash. All of these could have a material adverse impact on our business, results of operation and cash flows.

Our chief executive officer, Mr. Sheng Fu, is named in a lawsuit filed by Qihoo 360 Technology Co. Ltd. in Hong Kong; there is uncertainty as to the outcome of this lawsuit and its impact on us.

In September 2011, Mr. Sheng Fu, our chief executive officer, was named as a defendant in a lawsuit filed by Qihoo 360 Technology Co. Ltd., or Qihoo, in the High Court of the Hong Kong Special Administrative Region. The complaint was subsequently amended in May 2012, July 2012 and January 2014. The amended complaint alleges that Mr. Fu has breached his contractual obligations of confidentiality, non-competition, non-solicitation and non-disparagement under the agreements Mr. Fu had entered into with a subsidiary of Qihoo prior to his resignation from the subsidiary in August 2008. The complaint asserts that Mr. Fu was a product manager of Qihoo and was responsible for, and participated in, product design and research of certain anti-virus products, including 360 Anti-virus and 360 Safe Guard, and had access to the related confidential information, trade secret, technology and know-how.

In connection with the above claims, the complaint specifically alleges that Mr. Fu: (i) used confidential information of Qihoo to develop, by himself or through Beijing Conew Technology Development Co. Ltd., or Beijing Conew, and Conew Network Technology (Beijing) Co., Ltd., or Conew Network, an anti-virus product released around May 2010 that was allegedly substantially similar to Qihoo’s 360 Anti-virus and 360 Safe Guard and infringed upon the confidential information, trade secrets and other rights of Qihoo; (ii) engaged in or dealt with businesses and products that directly competed with the businesses and/or products of Qihoo within the 18-month restricted period; (iii) employed employees of Qihoo within the 18-month restricted period, including Mr. Ming Xu, our president and chief technology officer, who was the then director of technology of 360 Safe Guard, a division of Qihoo; and (iv) publicly made certain negative statements about Qihoo.

Qihoo is seeking a court declaration that Qihoo’s repurchase of its shares previously granted to Mr. Fu under Qihoo’s share incentive plan at a nominal value was valid, a court order that Mr. Fu cease to use any confidential information or know-how of Qihoo, damages for disparagement, and a court order that Mr. Fu account to Qihoo for any profits that he earned as a result of the alleged breach.

Mr. Fu joined us in October 2010 when we acquired Conew.com Corporation for which Mr. Fu served as the chief executive officer prior to the acquisition. Our product offerings do not include, and are not derived from, the anti-virus products referenced in the complaint. Mr. Fu believes that Qihoo’s allegations are without merit and intends to contest them vigorously. However, it is inherently difficult to predict the length, process and outcome of any court proceedings. Any litigation, regardless of the merits, can be time-consuming and can divert Mr. Fu’s attention away from our business. Should Qihoo prevail in the lawsuit against Mr. Fu, Mr. Fu’s reputation may be harmed and he may be ordered to cease using such confidential information. Moreover, although neither we nor Mr. Ming Xu have been named as a defendant in the lawsuit, we cannot guarantee that Qihoo will not initiate proceedings against us or Mr. Ming Xu in the future, which could adversely affect our reputation, business and results of operations.

We have made and intend to continue to make significant capital investment in a number of strategic investments, acquisitions and partnerships, which may not be successful and may have a material and adverse effect on our business, reputation and results of operations.

We have made and intend to continue to make significant capital investment in strategic investments or acquisitions to complement our organic business expansion. As of the date of this annual report, we have made a number of strategic investments and acquisitions, including, among others, 100% equity interest in Hongkong Zoom Interactive Network Marketing Technology Limited, or Zoom Interactive, and 100% equity interest in MobPartner S.A.S. We have also made a number of short-term investments in securities and minority investments in companies with strategic value for us. These investments and acquisitions require a significant amount of capital, which decreases the amount of cash available for working capital or capital expenditures. In 2014, we have made investments (excluding held-to-maturity investments), both long-term and short-term, and acquisitions in an aggregate amount of RMB583.0 million (US$94.0 million).  If these investments and acquisitions do not perform as we expected based on historical or projected future operating results, become less valuable to our business due to a change in our overall business strategy, or if the industry or economic trends deteriorate, they could result in significant impairment of goodwill, intangible assets and investments. In addition, acquisitions of businesses and assets may increase our capital and expenses in integrating new businesses and personnel into our own, require significant management attention and result in a diversion of resources away from our existing business, which in turn could have an adverse effect on our business operations. Further, acquisitions could result in increased leverage, potentially dilutive issuances of equity securities and exposure to potential unknown liabilities of the acquired business. The costs of identifying and consummating acquisitions may also be significant. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from relevant government authorities for the acquisitions and comply with applicable laws and regulations, which could result in increased costs and delays.

In the future, if appropriate opportunities arise, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business. However, we may fail to select appropriate acquisition targets, negotiate acceptable arrangements (including arrangements to finance acquisitions) or integrate the acquired businesses and their personnel into our own. In addition, strategic partnerships could subject us to a number of risks, including risks associated with sharing proprietary information and non-performance by third parties. We may not be able to monitor or control the actions of our strategic partners and, to the extent any such strategic partner suffers negative publicity or harm to its reputation from events relating to its own business, we may also suffer negative publicity or harm to our reputation by association.

If we fail to effectively manage our growth, our business and operating results could be harmed.

Our revenues have grown significantly in recent years. Our revenues increased from RMB287.9 million in 2012 to RMB749.9 million in 2013, representing a 160.5% growth, and further to RMB1,763.6 million (US$284.2 million) in 2014, representing a 135.2% growth.

In recent years, we have reoriented our business model, expanded our product offerings to include a wide array of mobile and PC applications and rapidly established our market position in China and globally. While we expect our user base for mobile applications to continue to grow, we do not expect our user base for PC based applications to show a similar trend, as the PC applications market has ceased to grow. Accordingly, the growth and successful monetization of our mobile business is critical for the continued growth of our business. In addition, our ability to grow our online game business will be limited by a non-competition agreement between us and Kingsoft Corporation. For more information, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions and Agreements with Kingsoft Corporation and its Subsidiaries—Non-compete undertaking.” To manage the further expansion of our business and the growth of our operations and personnel, we need to continuously improve our operational and financial systems, procedures and controls, and expand, train, manage and maintain good relations with our growing employee base. In addition, we must maintain and expand our relationships with a growing number of users, customers and business partners. We operate in a dynamic and rapidly evolving market and investors should not rely on our past results as an indication of our future operating performance.

We rely on certain assumptions to calculate our mobile monthly active user and mobile installation figures, and real or perceived inaccuracies may harm our reputation and adversely affect our business.

We derive the number of mobile monthly active users of our applications using a combination of our internal statistics and data provided by a third-party research firm, and we derive the number of mobile devices installed with our applications using our internal statistics. Our internal statistics have not been independently verified. While we believe third-party data we use are reliable, we have not independently verified such data. Furthermore, there are inherent challenges in measuring usage across our large user base. For example, we calculate the number of active users of our mobile applications based on the number of unique devices. We count each device on which one or more of our mobile applications have been installed or downloaded as a single user. As such, a single individual using our applications on multiple devices is counted as multiple users, while multiple individuals sharing a device on which our applications are installed or downloaded is counted as a single user.

Our measures of user base and user activity may differ from estimates published by third parties or from similarly titled metrics used by our competitors due to differences in methodology. If customers or investors do not perceive our user metrics to be accurate representations of our user base or user activity, or if we discover material inaccuracies in our user metrics, our reputation may be harmed and customers may be less willing to allocate their spending or resources to us, which could negatively affect our business and operating results.

Our results of operations are subject to seasonal fluctuations due to a number of factors, any of which could adversely affect our business and operating results.

We are subject to seasonality and other fluctuations in our business. Revenues from online marketing services are typically higher in the fourth quarter due to peak shopping season and increased marketing campaigns during the period. We generally experience weaker demands for online marketing services in the first quarter of each year due to the Chinese New Year holidays. Thus, our operating results in one or more future quarters or years may fluctuate substantially or fall below the expectations of securities analysts and investors. In such event, the trading price of the ADSs may fluctuate significantly.

If we fail to build, maintain and enhance our brands, incur excessive expenses in this effort or if there is confusion in the market between our brands and that of Kingsoft Corporation, our business, results of operations and prospects may be materially and adversely affected.

We believe that building, maintaining and enhancing our brands are critical to the success of our business and our ability to compete. Well-recognized brands are important to increasing our number of users and expanding our online marketing business.

Many factors, some of which are beyond our control, are important to maintaining and enhancing our brands and may negatively impact our brands and reputation if not properly managed, such as:

•                  our ability to provide a convenient and reliable user experience as user preferences evolve and we expand into new applications;

•                  our ability to increase brand awareness among existing and potential users and customers through various marketing and promotional activities;

•                  our ability to adopt new technologies or adapt our applications to meet user needs or the expectations of our customers;

•                  our ability to maintain and enhance our brands in the face of potential challenges from third parties;

•                  actions by third parties, through whom we collect revenues and perform other business functions, that may affect our reputation;

•                  actions by Kingsoft Corporation, from whom we license the name “Kingsoft,” that may affect the “Kingsoft” brand; and

•                  our ability to differentiate our brands and products from those of Kingsoft Corporation.

In addition, we changed our corporate name and company logo in the first half of 2014 as part of our corporate re-branding efforts. The change of our corporate name and logo is to better align our corporate name with the products we offer, and we will continue our efforts to strengthen our key brand assets, including Clean Master, Battery Doctor and Duba Anti-virus. However, there is no assurance that we will be able to achieve the same or similar name recognition or status under our new corporate brand as that we have enjoyed. If our customers do not accept our new brand, our sales, performance and business relationships could be adversely affected.

As we expand, we may conduct various marketing and brand promotion activities. We cannot assure you, however, that these activities will be successful or that we will be able to achieve the outcomes we expect. In addition, any negative publicity in relation to our applications, regardless of its veracity, could harm our brands and reputation.

Non-compliance on the part of third parties with whom we conduct business could disrupt our business and adversely affect our results of operations.

Third parties with whom we conduct our business, including our game developers, may be subject to regulatory penalties or punishments because of their regulatory compliance failures, which may disrupt our business. Any legal liabilities of, or regulatory actions against, such third parties may affect our business activities and reputation and, in turn, our results of operations. For example, we primarily conduct our online game publishing services through joint operating arrangements, in which we cooperate with game developers to publish their games through our mobile and PC applications. The online game industry is highly regulated in China and many other jurisdictions, and online game operators like our game developers are generally required to obtain licenses and permits, to complete filing procedures for specific mobile games and to comply with various requirements when conducting business. We require our game developers to provide their licenses, permits or filing documents relating to the relevant online games before entering into cooperation arrangements with them, but we cannot assure you that our existing or future game developers will continue to maintain all applicable permits and approvals, and any non-compliance on their part may cause potential liabilities to us and disrupt our operations.

If we fail to obtain and maintain the requisite licenses and approvals or otherwise comply with the laws and regulations under the complex regulatory environment applicable to our businesses in China, or if we are required to take actions that are time-consuming or costly, our business, financial condition and results of operations may be materially and adversely affected.

The internet industry, including the mobile internet industry, is highly regulated in China. Our VIEs and a VIE’s subsidiary are required to obtain and maintain applicable licenses and approvals from different regulatory authorities in order to provide their current services. Under the current PRC regulatory scheme, a number of regulatory agencies, including but not limited to the State Administration of Press, Publication, Radio, Film and Television, or SARFT, the Ministry of Culture, or MOC, Ministry of Industry and Information Technology, or MIIT, and the State Council Information Office, or SCIO, jointly regulate all major aspects of the internet industry, including mobile and PC internet businesses. Operators must obtain various government approvals and licenses for relevant internet or mobile business.

We have obtained Internet Content Provider Licenses, or ICP licenses, for the provision of internet information services, Online Culture Operating Licenses for the operation of online games and Computer Information System Security Products Sales Licenses for our mobile and PC security applications. These licenses are essential to the operation of our business and are generally subject to regular government review or renewal. However, we cannot assure you that we can successfully renew these licenses in a timely manner or that these licenses are sufficient to conduct all of our present or future business.

The online games currently offered on our platform are primarily developed by and jointly operated with game developers. In addition to the Online Culture Operating License from the MOC, we are also required to obtain an Internet Publishing License from SARFT in order to operate and distribute games through the mobile and PC internet networks. Each online game is also required to be approved by SARFT prior to the commencement of its operations in China. For domestic online games, within 30 days after the commencement of operation, the operator must finish the registration process with the MOC. Furthermore, an online game operator such as our game developers is required to obtain approval from the MOC in order to distribute virtual currencies for online games such as prepaid value cards, prepaid money or game points. While we endeavor to comply with the registration requirements, some of the developers of the games we publish, who have contractual obligations to procure such approval from SARFT, have not obtained such approval, and certain of the games we published were not registered within 30 days of their commencement of operations. We cannot assure you that we or our game developers, will be able to obtain all the required permits, approvals or licenses in a timely manner, or at all. If we or any of such game developers fails to do so, we may have to modify our online game publishing services in a manner disruptive to our business or may not be able to continue to operate the affected online games, which may adversely affect our business and results of operations.

In addition, we commenced our online lottery sales business in April 2014. The online lottery sales contributed approximately 3.6% of our revenues in 2014. Under currently effective rules and regulations, welfare lotteries and sports lotteries sold in China must be issued by lottery issuance authorities and sold through lottery sales offices established by provincial governments. The lottery issuance authorities and lottery sales offices may, by entering into lottery agency agreements, authorize other entities or individuals as their lottery sales agents. We conduct our online lottery sales through an online lottery platform operated by Suzhou Jiangduoduo Technology Co., Ltd., or Suzhou Jiangduoduo, by way of a series of cooperation agreements, including (i) cooperation agreements between Suzhou Jiangduoduo and lottery sales offices, which are authorized by lottery issuance authorities, and (ii) cooperation agreements between Jiangduoduo’s authorized employees and lottery sales agents that are authorized by lottery issuance authorities or lottery sales offices. In such business, we may be deemed a lottery sales agent conducting online lottery sales or an entity providing online sales services to lottery sales offices or lottery sales agents. If we were deemed a lottery sales agent conducting online lottery sales, we would be required to obtain an approval from the Ministry of Finance, or the MOF. We currently do not have such an approval. Moreover, to be qualified for providing online lottery sales, we are required to, among others, (i) have a minimum registered capital of RMB50 million, (ii) maintain adequate organizational, internal control and risk management systems, (iii) together with our senior management, have no criminal or bad credit record within the past five years, and (iv) have obtained an ICP license. On January 15, 2015, the MOF, the State General Administration of Sports and the Ministry of Civil Affairs jointly issued the Notice on Issues Related to Self-Inspection and Self-Remedy of Unauthorized Online Lottery Sales to order their provincial and municipal branches to conduct inspection and take remedial measures for unauthorized online lottery sales within their respective jurisdictions. The Notice is aimed at sanctioning unauthorized online lottery sales. In response to the Notice, beginning from late February 2015, certain online platforms suspended their online lottery sales. We suspended our online lottery sales in March 2015. Furthermore, on April 3, 2015, eight government authorities, namely, the MOF, the Ministry of Public Security, the State Administration for Industry and Commerce, or the SAIC, the MIIT, Ministry of Civil Affairs, People’s Bank of China, the General Administration of Sports of China and China Banking Regulatory Commission, jointly released a public bulletin with regard to online lottery sales in China, or Bulletin 18. Bulletin 18 mandates, among other things, that (i) all institutions, online entities, or individuals which provide unauthorized online lottery sales services, either directly or through agents, shall immediately cease such services and all provincial governmental authorities of finance, civil affairs and sports shall investigate and sanction unauthorized online lottery sales in their respective jurisdictions according to relevant laws and regulations; and (iii) lottery issuance authorities that plan to sell lottery products online are required to obtain a consent from the Ministry of Civil Affairs or the General Administration of Sports of China in order to submit an application for written approval by the MOF. There remains substantial uncertainty as to when we will be able to resume our online lottery sales. In the event that we fail to obtain due authorization from, or to enter into or renew our cooperation agreement with, lottery issuance authorities, lottery sales offices or lottery sales agents, fail to obtain the required consent or approval from relevant government authorities, or otherwise fail to meet the eligibility criteria mentioned above, we may not be able to resume our online lottery sales business, we may be subject to regulatory penalties, our reputation may be harmed and our business may be adversely affected. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Online Lottery Sales.”

Considerable uncertainties exist regarding the interpretation and implementation of existing and future laws and regulations governing our business activities. We cannot assure you that we will not be found in violation of any future laws and regulations or any of the laws and regulations currently in effect due to changes in the relevant authorities’ implementation or interpretation of these laws and regulations. If we fail to complete, obtain or maintain any of the required licenses or approvals or make the necessary filings, or otherwise fail to comply with the laws and regulations, we may be subject to various penalties, such as confiscation of the net revenues that were generated through the unlicensed internet or mobile activities, the imposition of fines and the discontinuation or restriction of our operations. Any such penalties may disrupt our business operations and materially and adversely affect our business, financial condition and results of operations.

Failure to comply with data privacy and protection laws and regulations could damage our reputation, deter current and potential users from using our applications and subject us to fines and damages, which could have material adverse effects on our business and results of operations.

We are subject to the data privacy and protection laws and regulations adopted by PRC and foreign governmental agencies. Data privacy laws restrict our storage, use, processing, disclosure, transfer and protection of non-public personal information provided to us by our users. In December 2012 and July 2013, new laws and regulations were issued by the standing committee of the PRC National People’s Congress and MIIT to enhance the legal protection of information security and privacy on the internet. The laws and regulations also require internet operators to take measures to ensure confidentiality of user information. In addition, we are also subject to regulation under U.S. state law regarding the publication and dissemination of our privacy policy with respect to user data. It is possible that we may become subject to additional U.S. state or federal legislation or rules and regulations of governmental authorities outside China regarding the use of personal information or privacy-related matters, which may conflict with, or be more stringent than, the regulations to which we are currently subject. Complying with any additional or new regulatory requirements could force us to incur substantial costs or require us to change our business practices.

While we strive to protect our users’ privacy and comply with all applicable data protection laws and regulations, any failure or perceived failure to do so may result in proceedings or actions against us by government entities or others, and could damage our reputation, deter current and potential users from using our applications and subject us to fines and damages. User and regulatory attitudes towards privacy are evolving, and future regulatory or user concerns about the extent to which personal information is used by, accessible to or shared with customers or others may adversely affect our ability to share certain data with customers, which may limit certain methods of targeted advertising. Concerns regarding the collection, use or disclosure of personal information or other data privacy-related matters, even if unfounded, could damage our reputation and results of operations. Negative publicity in relation to our applications, regardless of its veracity, could seriously harm our reputation, which in turn may deter current and potential users from using our applications, which could have material adverse effects on our business and results of operations.

The successful operation of our business depends upon the performance and reliability of the internet infrastructure in China and the safety of our network and infrastructure.

Our business depends on the performance and reliability of the internet infrastructure in China. Almost all access to the internet is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the MIIT. A more sophisticated internet infrastructure may not develop in China. We may not have access to alternative networks in the event of disruptions, failures or other problems with China’s internet infrastructure. In addition, the internet infrastructure in China may not support the demands associated with continued growth in internet usage. Although we believe we have sufficient controls in place to prevent intentional disruptions, we expect our network and infrastructure may experience attacks specifically designed to impede the performance of our products and services, misappropriate proprietary information or harm our reputation. Because the techniques used by hackers to access or sabotage networks change frequently and may not be recognized until launched against a target, we may be unable to anticipate them effectively. The theft, unauthorized use or publication of our trade secrets and other confidential business information as a result of such an event could adversely affect our competitive position, brand reputation and user base, and our users and customers may assert claims against us related to resulting losses arising from security breaches. Our business could be subject to significant disruption and our results of operations may be affected.

Security breaches or hacking incidents could have a material adverse effect on our reputation, business prospects and results of operations.

Any significant breach of the security of our computer systems could significantly harm our business, reputation and results of operations and expose us to lawsuits brought by our users and customers and to sanctions by governmental authorities in the jurisdictions in which we operate and may result in significant damage to our internet security brand. We cannot assure you that our IT systems will be completely secure from future security breaches or hacking incidents. Anyone who is able to circumvent our security measures could misappropriate proprietary information, including the personal information of our users, obtain users’ names and passwords and enable hackers to access users’ other online and mobile accounts, if those users use identical user names and passwords. They could also misappropriate other information, including financial information, uploaded by our users in a secure environment. These circumventions may cause interruptions in our operations or damage our brand image and reputation. Our servers may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could cause system interruptions, website slowdown or unavailability, delays in communication or transactions, or loss of data. We may be required to incur significant additional costs to protect against security breaches or to alleviate problems caused by such breaches. Any significant security breach or attack on our system could result in a material adverse impact on our reputation, business prospects and results of operations.

We may incur net losses in the future and may not be able to obtain additional capital in a timely manner or on acceptable terms, or at all.

We had a net loss of RMB30.2 million in 2011 and were able to achieve net income in the subsequent years. However, we may not continue to achieve net income and we may incur net losses in the future as we continue to grow our mobile business and expand our markets outside China. Our net income attributable to Cheetah Mobile shareholders increased by 530.0% from RMB9.8 million in 2012 to RMB62.0 million in 2013, and further by 9.6% to RMB67.9 million (US$11.0 million) in 2014. The slowdown in the growth of net income in 2014 was primarily due to a significant increase in marketing spending to grow our global mobile user base, and the expansion of our mobile business team to develop mobile applications and expand our mobile business in the global market. In 2015, we expect to further increase our investments in marketing spending to grow our user base, and in the expansion of our mobile business team to develop mobile applications and expand our mobile business in the global market.  We expect our operating expenses will increase in absolute amount and as a percentage of revenues in 2015, which may adversely affect our ability to generate net income for the year.

We may not be able to sustain profitability and we may not be able to raise sufficient capital to satisfy our anticipated capital expenditures and other cash needs, in which case our business, results of operations and financial condition may be materially adversely affected.

We have granted, and may continue to grant, options, restricted shares and other types of awards under our share incentive plans, which may result in increased share-based compensation expenses.

We adopted a share award scheme in May 2011, or the 2011 Plan, and a 2013 equity incentive plan in January 2014, or the 2013 Plan, and a restricted shares plan in April 2014, or the 2014 Plan, pursuant to which we are authorized to grant options, restricted shares, restricted share units and other awards to our directors, officers, other employees and consultants, as each plan may provide. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.” In 2012, 2013 and 2014, we recorded RMB20.3 million, RMB37.4 million and RMB173.3 million (US$27.9 million), respectively, in share-based compensation expenses. The amount of these expenses is based on the fair value of the share-based compensation awards we granted, and the recognition of unrecognized share-based compensation expenses will depend on the forfeiture rate of our unvested share awards. In 2014, we granted a total of 69,420,511 restricted shares to our executive officers, employees and certain consultants pursuant to our 2011 Plan and 2013 Plan, and we expect to incur share-based compensation expenses in an aggregate estimated amount of US$71.3 million over five years.  Expenses associated with share-based compensation have affected our net income and may reduce our net income in the future, and any additional securities issued under share-based compensation schemes will dilute the ownership interests of our shareholders, including holders of the ADSs. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel, employees and consultants, and we will continue to grant share-based compensation in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

We are a “controlled company” within the meaning of the rules of NYSE Listed Company Manual as well as a foreign private issuer. As a result, we qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to shareholders of companies that are subject to such requirements.

As of March 31, 2015, Kingsoft Corporation owned 59.0% of the total voting rights in our company. As a result, we are a “controlled company” under Section 303A of the NYSE Listed Company Manual. As a controlled company, upon expiration of the one-year phase-in period that we currently rely on with respect to certain NYSE corporate governance requirements, we intend to rely on certain exemptions that are available to controlled companies from the NYSE corporate governance requirements, including the requirements that:

•                  a majority of our board of directors consist of independent directors;

•                  our compensation committee be composed entirely of independent directors; and

•                  our nominating and corporate governance committee be composed entirely of independent directors.

We are not required to and will not voluntarily meet these requirements. In addition, the NYSE corporate governance rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance rules. If we rely on any of the controlled company exemptions or home country practice exemptions, our investors may not have the same protection afforded to shareholders of companies that fully comply with NYSE corporate governance requirements.

Furthermore, because we qualify as a foreign private issuer under the Securities Exchange Act of 1934, as amended, or the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time, and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. As a result, you may not be provided with the same benefits as a shareholder of a U.S. issuer.

We may have conflicts of interest with Kingsoft Corporation and, because of Kingsoft Corporation’s controlling voting interest in our company, we may not be able to resolve such conflicts on favorable terms for us.

As of March 31, 2015, Kingsoft Corporation owns 59.0% of the total voting rights in our company, and therefore it has decisive influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Without the consent of Kingsoft Corporation, we may be prevented from entering into transactions that could be beneficial to us. Conflicts of interest may arise between Kingsoft Corporation and us or our other shareholders in a number of areas relating to our past and ongoing relationships. Potential conflicts of interest that we have identified include the following:

Our board members or executive officers may have conflicts of interest. We have a number of common directors and officers with Kingsoft Corporation. Mr. Jun Lei, the chairman of our board of directors, is also the chairman and non-executive director of Kingsoft Corporation. Mr. Sheng Fu, our chief executive officer and director, also serves as a senior vice president at Kingsoft Corporation. Mr. Hongjiang Zhang, one of our board directors, is also the chief executive officer and director of Kingsoft Corporation. Mr. Yuk Keung Ng, one of our directors, is also the chief financial officer and director of Kingsoft Corporation. Mr. Wei Liu, one of our board directors, is also a vice president of Kingsoft Corporation. A number of our directors and executive officers also own shares and/or options to purchase shares in Kingsoft Corporation. Kingsoft Corporation may continue to grant incentive share compensation to our board members and executive officers from time to time. These relationships could create perceived or actual conflicts of interest when these persons are faced with decisions with potentially different implications for Kingsoft Corporation and us, including any future disputes that may arise and any decisions that may have to be made under the inter-company agreements between Kingsoft Corporation and us.

Sale of shares in our company. Kingsoft Corporation may decide to sell all or a portion of our shares that it holds to a third party, including to our competitors, thereby giving that third party substantial influence over our business and our affairs. Such a sale could be contrary to the interests of our employees or our other shareholders.

Allocation of business opportunities. Business opportunities may arise that both Kingsoft Corporation and we find attractive, and which would complement or strengthen our respective businesses. Pursuant to the non-compete undertaking between Kingsoft Corporation and us, subject to certain exceptions, we will not compete with Kingsoft Corporation in game development business, and Kingsoft Corporation will not compete with us in businesses relating to information security software, web browsers, the provision of information security service across devices and the provision of online advertising services relating to the information security software business. As to those opportunities not governed by the non-compete undertaking, Kingsoft Corporation may decide to take up the opportunities itself to our detriment.

Developing business relationships with Kingsoft Corporation’s competitors. So long as Kingsoft Corporation remains as our controlling shareholder, we may be limited in our ability to do business with its competitors, such as other internet-based software developers, distributors and service providers in China. This may limit the effectiveness of our online advertisement and may not be in the best interests of our company and our other shareholders.

Employee recruiting and retention. Because both Kingsoft Corporation and we are engaged in internet-related businesses in China, we may compete with Kingsoft Corporation in hiring new employees, in particular with respect to technology-related matters.

Although our company is a standalone entity, we expect to operate, for as long as Kingsoft Corporation is our controlling shareholder, as part of Kingsoft Corporation’s group. Kingsoft Corporation may from time to time make strategic decisions that it believes are in the best interests of its group as a whole. These decisions may be different from the decisions that we would have made on our own. Kingsoft Corporation’s decisions with respect to us or our business may be resolved in ways that favor Kingsoft Corporation and therefore Kingsoft Corporation’s own shareholders, which may not coincide with the interests of our other shareholders. We may not be able to resolve any potential conflicts, and even if we do so, the resolution may be less favorable to us than if we were dealing with an unaffiliated shareholder. Even if both parties seek to transact business on terms intended to approximate those that could have been achieved among unaffiliated parties, this may not succeed in practice.

We may be the subject of anti-competitive, harassing or other detrimental conduct that could harm our reputation and cause us to lose users and customers and adversely affect the price of the ADSs.

In the future we may be the target of anti-competitive, harassing or other detrimental conduct by third parties. Allegations, directly or indirectly against us or any of our executive officers, may be posted in internet chat-rooms or on blogs or websites by anyone, whether or not related to us, on an anonymous basis. The availability of information on social network platforms and devices is virtually immediate, as is its impact. Social network platforms and devices immediately publish the content their subscribers and participants post, often without filters or checks on the accuracy of the content posted. Information posted may be inaccurate and adverse to us, and it may harm our business, prospectus or financial performance. The harm may be immediate without affording us an opportunity for redress or correction. In addition, such conduct may include complaints, anonymous or otherwise, to regulatory agencies. We may be subject to regulatory or internal investigation as a result of such third-party conduct and may be required to expend significant time and incur substantial costs to address such third-party conduct, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Additionally, our reputation could be harmed as a result of the public dissemination of anonymous allegations or malicious statements about our business, which in turn may cause us to lose users and customers and adversely affect the price of the ADSs.

If we fail to implement and maintain an effective system of internal control, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

Prior to our initial public offering in May 2014, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In connection with the preparation and external audit of our consolidated financial statements for the three years in the period ended December 31, 2013, we and Ernst & Young Hua Ming LLP, an independent registered public accounting firm, identified a material weakness in our internal control over financial reporting. The material weakness identified was our lack of financial reporting personnel with the requisite U.S. GAAP and SEC financial reporting expertise. We have implemented and are continuing to implement a number of measures to address the material weakness. For example, we hired a number of financial reporting and internal control personnel with U.S. GAAP and SEC financial reporting expertise, and have established an internal audit function. However, we determined that we still had the same material weakness in our internal control over financial reporting as of December 31, 2014, as we only had a short period of time for remediation and we have not done any testing on our controls.

Although we have taken measures and plan to continue to take measures to remedy the material weakness, the implementation of these measures may not fully address this material weakness in our internal control over financial reporting, and we cannot conclude that it has been fully remedied. See “Item 15. Controls and Procedures—Internal Control over Financial Reporting.”

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for the purposes of identifying and reporting material weaknesses, significant deficiencies and control deficiencies in our internal control over financial reporting. It is possible that, had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional material weaknesses or significant deficiencies may have been identified.

As a public company in the United States, we are subject to Section 404 and the applicable rules and regulations thereunder. Section 404 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2015. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our consolidated financial statements, which in turn could harm our business and negatively impact the market price of the ADSs.

We have limited business insurance coverage. Any interruption of our business may result in substantial costs to us and the diversion of our resources, which could have an adverse effect on our financial condition and results of operations.

Insurance products available in China currently are not as extensive as those offered in more developed economies. Consistent with customary industry practice in China, our business insurance is limited and we do not carry real property or business interruption insurance to cover our operations. We have determined that the costs of insuring for related risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured damage to our systems or disruption of our business operations could require us to incur substantial costs and divert our resources, which could have an adverse effect on our financial condition and results of operations.

Our business, financial condition and results of operations, as well as our ability to obtain financing, may be adversely affected by a downturn in the Chinese or global economy.

In the past, we have derived substantially all of our revenue from China.  As we started to monetize our international operations, we have generated an increasing percentage of revenue from overseas markets, primarily including the United States, Europe and Asia (other than China). In addition, we may have to obtain financing to support our business operations and any expansion plans. Therefore, our business and prospect is influenced by the Chinese as well as the global economy. The global financial markets have experienced significant disruptions since 2008, and the United States, Europe and other economies have experienced recession. The recovery from the lows of 2008 and 2009 has been uneven and is facing new challenges, including the escalation of the European sovereign debt crisis since 2011 and the slowdown of the Chinese economy in 2012. It is unclear whether the Chinese economy will resume its high growth rate. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. There have also been concerns over unrest and terrorist activities in the Middle East and Africa, which have resulted in volatility in oil and other markets, as well as concerns over the economic effect of the tensions in Japan’s relationship with China. A prolonged slowdown in the global or Chinese economy may lead to a reduced amount of online marketing and reduced spending on online games, which could materially and adversely affect our business, financial condition and results of operations. Moreover, a slowdown or disruption in the global or Chinese economy may have a material and adverse impact on the financing available to us.

Any catastrophe, including natural catastrophes, outbreaks of health pandemics or other extraordinary events, could disrupt our business operations.

Our operations may be vulnerable to interruption and damage from natural or other catastrophes, including earthquakes, fire, floods, hail, windstorms, severe winter weather (including snow, freezing water, ice storms and blizzards), environmental accidents, power loss, communications failures, explosions, man-made events such as terrorist attacks and similar events. We cannot predict the incidence, timing and severity of such events. If any catastrophe or extraordinary event occurs in the future, our ability to operate our business could be seriously impaired. Such events could make it difficult or impossible for us to deliver our services and products to our users and could decrease demand for our products. Because we do not carry property insurance and significant time could be required to resume our operations, our financial position and results of operations could be materially and adversely affected in the event of any major catastrophic event.

In addition, our business could be adversely affected by the outbreak of health pandemics, including influenza A, such as H7N9, severe acute respiratory syndrome (SARS) or other pandemics. Any occurrence of these pandemic diseases or other adverse public health developments in China or elsewhere could severely disrupt our staffing or the staffing of our customers or business partners and otherwise reduce the activity levels of our work force and the work force of our customers or business partners, causing a material and adverse effect on our business operations.

Risks Relating to Our Corporate Structure

If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC governmental restrictions on foreign investment in internet businesses, or if these laws or regulations or interpretations of existing laws or regulations change in the future, we could be subject to severe penalties, including the shutting down of our platform and our business operations.

Foreign ownership of internet-based, including mobile-based, businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates internet access, distribution of online information, online advertising, distribution and operation of online games through strict business licensing requirements and other government regulations. These laws and regulations also limit foreign ownership of PRC companies that provide internet information services. Specifically, foreign ownership of an internet information provider may not exceed 50%. In addition, according to the Several Opinions on the Introduction of Foreign Investment in the Cultural Industry promulgated by the MOC, the SARFT, the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce, or the MOFCOM, in July 2005, foreign investors are prohibited from investing in or operating, among other things, any internet cultural operating entities. Companies providing mobile internet services such as ours are governed by these rules and regulations on internet companies in China.

We are a Cayman Islands company and we conduct our operations in China primarily through our VIEs and a VIE’s subsidiary. Our VIEs and a VIE’s subsidiary contributed most of our consolidated revenues in the years ended December 31, 2012, 2013 and 2014. We exercise effective control over our VIEs and a VIE’s subsidiary through a series of contractual arrangements that those entities and/or their shareholders signed with two of our wholly-owned PRC subsidiaries, namely, Beijing Security and Conew Network. Our contractual arrangements with our VIEs and their shareholders enable us to exercise effective control over our VIEs and a VIE’s subsidiary and give us the obligation to absorb losses and the right to receive benefits of the VIEs and a VIE’s subsidiary, enabling us to consolidate their operating results. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C.  Organizational Structure—Contractual Arrangements with our VIEs.”

On September 28, 2009, the General Administration of Press and Publication, or the GAPP, which later integrated with the State Administration for Radio, Film and Television to become SARFT effective from March 22, 2013, the National Copyright Administration and the Office of National Work Group for Combating Pornography and Illegal Publications jointly issued a Notice on Implementing the Provisions of the State Council on “Three Determinations” and the Relevant Explanations of the State Commission Office for Public Sector Reform and Further Strengthening the Administration of the Pre-approval of Online Games and Examination and Approval of Imported Online Games, or Circular 13. Circular 13 restates that foreign investors are not permitted to invest in online game-operating businesses in China via wholly-owned, equity joint venture or cooperative joint venture investments and expressly prohibits foreign investors from gaining control over or participating in domestic mobile game operators through indirect ways such as establishing other joint venture companies or entering into contractual or technical arrangements such as the VIE structural arrangements we adopted. As no detailed interpretation of Circular 13 has been issued to date, it is not clear how Circular 13 will be implemented. We are not aware of any companies that have adopted a corporate structure that is the same as or similar to ours having been penalized or having had their arrangements terminated under Circular 13 since the effective date of the circular. Furthermore, as some other primary government regulators, such as the MOFCOM, the MOC and the MIIT, did not join in issuing Circular 13, the scope of the implementation and enforcement of Circular 13 remains uncertain. In the event that we, our PRC subsidiaries, VIEs and a VIE’s subsidiary, are found to be in violation of the prohibition under Circular 13, the SARFT, in conjunction with the relevant regulatory authorities in charge, may impose applicable penalties, which may include suspension or revocation of relevant licenses and registrations.

Based on the advice of our PRC legal counsel, Global Law Office, the contractual arrangements among our PRC subsidiaries, our VIEs, their shareholders and us, as described in this annual report, are valid, legal and binding on each of the above-mentioned parties thereto in accordance with the terms of respective contractual arrangements. However, we were further advised by Global Law Office that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations, and that these laws or regulations or interpretations of these laws or regulations may change in the future. Furthermore, the relevant government authorities have broad discretion in interpreting and implementing these laws and regulations. Accordingly, we cannot assure you that PRC government authorities will not ultimately take a view contrary to that of our PRC legal counsel.

If our corporate structure, contractual arrangements and businesses of our company, or our PRC entities, including our PRC subsidiaries, VIEs and a VIE’s subsidiary, are found to be in violation of any existing or future PRC laws or regulations, the relevant governmental authorities would have broad discretion in dealing with such violation, including:

•                  levying fines or confiscating our income or the income of our PRC entities;

•                  revoking or suspending the business licenses or operating licenses of our PRC entities;

•                  shutting down our servers or blocking our platform, discontinuing or placing restrictions or onerous conditions on our operations;

•                  requiring us to discontinue or restrict our operations; and

•                  taking other regulatory or enforcement actions that could be harmful to our business.

Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If the imposition of any of the above penalties were to cause us to lose the rights to direct the activities of our VIEs and a VIE’s subsidiary or our right to receive their economic benefits, we would no longer be able to consolidate such entities.

We rely on contractual arrangements with our VIEs and their shareholders for the operation of our business, which may not be as effective as direct ownership.

Because of PRC restrictions on foreign ownership of internet businesses in China, we depend on contractual arrangements with our VIEs, in which we have no ownership interest, to conduct our business. These contractual arrangements are intended to provide us with effective control over these entities and allow us to obtain economic benefits from them. Our VIEs are owned directly by Messrs. Sheng Fu, Ming Xu and Wei Liu, who are also our core management and/or director, as well as Ms. Weiqin Qiu, an affiliate of our company. For additional details on these ownership interests, see “Item 4. Information on the Company—C.  Organizational Structure—Contractual Arrangements with our VIEs.” However, these contractual arrangements may not be as effective in providing control as direct ownership. For example, our VIEs and their shareholders could breach their contractual arrangements with us by, among other things, failing to operate our business in an acceptable manner or taking other actions that are detrimental to our interests. If we were the controlling shareholder of these VIEs with direct ownership, we would be able to exercise our rights as shareholders to effect changes to their board of directors, which in turn could implement changes at the management and operational level. However, under the current contractual arrangements, as a legal matter, if our VIEs or their shareholders fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies under PRC law, including contract remedies, which may be time-consuming, unpredictable and expensive. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing them, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and damage our reputation. See “—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.”

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The MOFCOM published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the existing laws regulating foreign investment in China. The MOFCOM has solicited comments on this draft and substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance, business operations and financial results.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the MOFCOM, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens.  In this connection, “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% or more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to exert material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Once an entity is determined to be an FIE and its investment amount exceeds certain thresholds or its business operation falls within a “negative list,” which is to be separately issued by the State Council in the future, market entry clearance by the MOFCOM or its local braches would be required. Otherwise, all foreign investors may make investments on the same terms as Chinese investors without being subject to additional approval from the government authorities as mandated by the existing foreign investment legal regime.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “—If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC governmental restrictions on foreign investment in internet businesses, or if these laws or regulations or interpretations of existing laws or regulations change in the future, we could be subject to severe penalties, including the shutting down of our platform and our business operations” and “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with our VIEs.” Under the draft Foreign Investment Law, VIEs that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is on the “negative list,” the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC companies or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the VIEs will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance by the MOFCOM may be considered as illegal.

It remains uncertain whether the ownership by multiple Chinese persons in a foreign company would be aggregated or separately counted in determining “control” under the draft Foreign Investment Law. It is likely that we would not be considered as ultimately controlled by Chinese parties, as our controlling shareholder, Kingsoft Corporation, a Cayman Islands company, holds approximately 59.0% of our total voting power, and no single Chinese resident person may be deemed to control Kingsoft Corporation. The draft Foreign Investment Law has not taken a position on what actions will be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties, although a few possible options were proposed at the comment solicitation stage. Moreover, it is uncertain whether the internet industry, in which our VIEs and a VIE’s subsidiary operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued.  If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, if any, such as MOFCOM market entry clearance or certain restructuring of our corporate structure and operations, to be completed by companies with existing VIE structure like us, we may face substantial uncertainties as to whether these actions can be timely completed, or at all, and our business and financial condition may be materially and adversely affected.

The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

Our contractual arrangements with our VIEs may result in adverse tax consequences to us.

As a result of our corporate structure and the contractual arrangements among our PRC subsidiaries, our VIEs, their shareholders and us, we are effectively subject to PRC value-added tax and related surcharges on revenues generated by our subsidiaries from our contractual arrangements with our VIEs. The PRC Enterprise Income Tax Law, or the EIT Law, requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its affiliates or related parties to the relevant tax authorities. These transactions may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year during which the transactions are conducted. In addition, on March 18, 2015, the State Administration of Taxation, or the SAT, issued the Bulletin Regarding the Enterprise Income Tax Matter in Relation to Enterprise’s Payment of Fees to Overseas Affiliated Parties, or the Bulletin 16, to further regulate the transfer pricing issues in relation to the fees payment to affiliated parties. Among other things, the Bulletin 16 makes it clear that the fees paid to overseas affiliated parties in the following situations cannot be deducted from the taxable income when determining a PRC company’s enterprise income tax: (a) the fees paid to an overseas affiliated party which has no substantial operating activities; (b) royalties paid for intangible properties to which the affiliated party that charges the fees only has legal title but has made no contribution to the creation of the value of such properties; and (c) the fees paid under arrangements made for listing or financing purposes. We may be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between us and our VIEs were not on an arm’s length basis and therefore constituted improper transfer pricing arrangements. If this occurs, the PRC tax authorities could request that our VIEs and any of their respective subsidiaries adjust their taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by reducing expense deductions recorded by such VIEs and thereby increasing these entities’ tax liabilities, which could subject these entities to late payment fees and other penalties for the underpayment of taxes. Our consolidated net income may be materially and adversely affected if our VIEs’ tax liabilities increase or if they become subject to late payment fees or other penalties.

The shareholders of our VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business.

The shareholders of our VIEs include Messrs. Sheng Fu, Ming Xu and Wei Liu, who are also our core management and/or director, as well as Ms. Weiqin Qiu, an affiliate of our company. Conflicts of interest may arise between the roles of Messrs. Sheng Fu, Ming Xu and Wei Liu as shareholders, directors or officers of our company and as shareholders of our VIEs. We rely on these individuals to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to our company to act in good faith and in the best interest of our company and not to use their positions for personal gain. Although the shareholders of our VIEs have executed shareholder voting proxy agreements to irrevocably appoint our applicable PRC subsidiary or a person designated by such PRC subsidiary to vote on their behalf and exercise voting rights as shareholders of the VIEs, we cannot assure you that when conflicts arise under those agreements or otherwise, the shareholders of our VIEs will act in the best interest of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and these shareholders, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

Our controlling shareholder and founders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders, which may discourage, delay or prevent a change in control of our company and could deprive our shareholders of an opportunity to receive a premium for their securities.

As of March 31, 2015, Kingsoft Corporation, our controlling shareholder, and Messrs. Sheng Fu and Ming Xu, directly or through their holding vehicles, together beneficially own an aggregate of 793,045,774 of our Class B ordinary shares and 47,540,877 of our Class A ordinary shares, including Class A ordinary shares underlying the ADSs, or 59.0% of our total outstanding shares, and 70.9% of the total voting power. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of any contemplated sale of our company and may reduce the price of our ADSs.

We may lose the ability to use and enjoy vital assets held by our VIEs and a VIE’s subsidiary if such entities go bankrupt or become subject to a dissolution or liquidation proceeding.

Some of our VIEs and a VIE’s subsidiary hold certain assets that are essential to the operations of our platform and important to the operation of our business, such as the ICP licenses, Online Culture Operating Licenses, patent applications and software copyrights for the proprietary technology.  If any of these entities goes bankrupt and all or part of its assets become subject to liens or rights of third party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of such entities undergoes a voluntary or involuntary liquidation proceeding, the unrelated third party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Risks Relating to Doing Business in China

Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of any violation of these policies and rules until after such violation. Such unpredictability, including uncertainty as to the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

A great majority of our assets are located in China and a significant number of our users, suppliers customers and business partners are from China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally, and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive asset in China is still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industrial development through industrial policies. The Chinese government also exercises significant control over the Chinese economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth in recent decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy but may also have a negative effect on us. The Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China and, since 2012, Chinese economic growth has slowed. Any prolonged slowdown in the Chinese economy may reduce the demand for our applications and adversely affect our business, financial condition and results of operations.

We may be adversely affected by the complexity of, and uncertainties and changes in, PRC regulation on mobile and PC internet businesses and companies.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry, including mobile internet companies. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulation of the internet business include, but are not limited to, the following:

•                  There is uncertainty related to the regulation of internet business in China, including evolving licensing practices and the requirement for real-name registrations. Permits, licenses or operations at some of our PRC entities may be subject to challenge, or we may fail to obtain permits or licenses that may be deemed necessary for our operations or we may not be able to obtain or renew certain permits or licenses. See “—Risks Relating to Our Business and Industry—If we fail to obtain and maintain the requisite licenses and approvals or otherwise comply with the laws and regulations under the complex regulatory environment applicable to our businesses in China, or if we are required to take actions that are time-consuming or costly, our business, financial condition and results of operations may be materially and adversely affected” and “Item 4. Information on the Company—B. Business Overview—Regulation.” Except for the bulletin board system services, online game operations and online lottery sales that we provide in support of our applications, we are currently not required by PRC law to ask users for their real names and personal information when they register for a user account. We cannot assure you that PRC regulators would not require us to implement compulsory real-name registration in the future.

•                  The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office (with the involvement of the SCIO, the MIIT and the Ministry of Public Security). The primary role of this new agency is to facilitate the policy-making and legislative development in this field to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry. We are unable to determine what policies this new agency or any new agencies to be established in the future may have or how they may interpret existing laws, regulations and policies and how they may affect us. Further, new laws, regulations or policies may be promulgated or announced that will regulate internet activities, including internet publication and online advertising businesses. If these new laws, regulations or policies are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

In July 13, 2006, the MIIT issued the Circular of the Ministry of Information Industry on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services. This circular prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunication business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunication business in China. According to this circular, either the holder of a value-added telecommunications business operation license or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunications services. The circular also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, mobile and PC internet businesses in China, including our business. There are also risks that we may be found to have violated existing or future laws and regulations given the uncertainty and complexity of China’s regulation of internet business.

Content posted or displayed on our mobile and PC platforms and applications such as duba.com and 9724.com, including advertisements, may be found objectionable by PRC regulatory authorities and may subject us to penalties and other severe consequences.

The PRC government has adopted regulations governing internet and wireless access and the distribution of information over the internet and wireless telecommunication networks. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet or wireless networks content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, fraudulent or defamatory. Furthermore, internet content providers are also prohibited from displaying content that may be deemed by relevant government authorities as “socially destabilizing” or leaking “state secrets” of the PRC. Failure to comply with these requirements may result in the revocation of licenses to provide internet content or other licenses, the closure of the concerned platforms and reputational harm. The operator may also be held liable for any censored information displayed on or linked to their platform, and hence we may also be subject to potential liability for any unlawful actions by our users or customers on our platform. For a detailed discussion, see “Item 4.B. Information on the Company—Business Overview—Regulation.”

Since our inception, we have worked to monitor the content on our platform and applications and to make the utmost effort to comply with relevant laws and regulations. However, it may not be possible to determine in all cases the types of content that could result in our liability as a distributor of such content and, if any of the content posted or displayed on our mobile and PC platforms and applications is deemed by the PRC government to violate any content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations. The costs of monitoring the content on our platform and applications may also continue to increase as a result of more content being made available by an increasing number of users and customers on our mobile and PC applications.

In addition, under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our platform and applications to ensure that such content is true, accurate and in full compliance with applicable laws and regulations. Where a special government review is required for specific types of advertisements prior to internet posting, such as advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals, we are obligated to confirm that such review has been performed and approval has been obtained. Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. In circumstances involving serious violations by us, PRC governmental authorities may force us to terminate our advertising operations or revoke our licenses.

While we have made significant efforts to ensure that the advertisements shown on our mobile and PC platforms and applications are in full compliance with applicable PRC laws and regulations, we cannot assure you that all the content contained in such advertisements or offers is true and accurate as required by the advertising laws and regulations, especially given the uncertainty in the interpretation of these PRC laws and regulations. If we are found to be in violation of applicable PRC advertising laws and regulations, we may be subject to penalties and our reputation may be harmed, which may have a material and adverse effect on our business, financial condition, results of operations and prospects.

Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.

Under the EIT Law, which became effective on January 1, 2008, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. On April 22, 2009, the SAT issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Further to SAT Circular 82, on July 27, 2011, the SAT issued the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, to provide more guidance on the implementation of SAT Circular 82; the bulletin became effective on September 1, 2011. The SAT Bulletin 45 clarified certain issues in the areas of resident status determination, post-determination administration and competent tax authorities’ procedures.

According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be considered as a PRC tax resident enterprise by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (d) more than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC. SAT Bulletin 45 specifies that, when provided with a copy of Chinese tax resident determination certificate from a resident Chinese controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the Chinese-sourced dividends, interest, royalties, etc. to the Chinese controlled offshore incorporated enterprise.

Although SAT Circular 82 and SAT Bulletin 45 only apply to offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups and not those controlled by PRC individuals or foreigners, the determination criteria set forth therein may reflect the SAT’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

If the PRC tax authorities determine that we or any of our non-PRC subsidiaries is a PRC resident enterprise for PRC enterprise income tax purposes, then we or any such non-PRC subsidiary could be subject to PRC tax at a rate of 25% on its worldwide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations.

In that case, although dividends paid by one PRC tax resident to another PRC tax resident should qualify as “tax-exempt income” under the EIT Law, we cannot assure you that dividends by our PRC subsidiaries to our non-PRC holding companies will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities and the PRC tax authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes.

If the PRC tax authorities determine that our company is a PRC resident enterprise for PRC enterprise income tax purposes, dividends paid by us to non-PRC holders may be subject to PRC withholding tax, and gains realized on the sale or other disposition of ADSs or ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such dividends or gains are deemed to be from PRC sources. Any such tax may reduce the returns on your investment in the ADSs.

We face uncertainties with respect to indirect transfer of assets or equity interest in PRC resident enterprises by their non-PRC holding companies.

We face uncertainties regarding the reporting on and consequences of private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. According to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued by the PRC State Administration of Taxation on December 10, 2009, with retroactive effect from January 1, 2008, or SAT Circular 698, where a non-resident enterprise transfers the equity interests in a PRC resident enterprise indirectly through a disposition of equity interests in an overseas holding company (other than a purchase and sale of shares issued by a PRC resident enterprise in public securities market), PRC tax reporting and payment obligations may be triggered. On February 6, 2015, SAT issued a new guidance (Bulletin [2015] No. 7), or SAT Bulletin 7, on the PRC tax treatment of an indirect transfer of assets by a non-resident enterprise. Bulletin 7 is the latest regulatory instrument on indirect transfers, extending to not only the indirect transfer of equity interests in PRC resident enterprises but also to assets attributed to an establishment in China and immovable property in China or, collectively, Chinese Taxable Assets. According to SAT Circular 698 and SAT Bulletin 7, when a non-resident enterprise engages in an indirect transfer of Chinese Taxable Assets, or Indirect Transfer, through an arrangement that does not have a bona fide commercial purpose in order to avoid paying enterprise income tax, the transaction should be re-characterized as a direct transfer of the Chinese assets and becomes taxable in China under the EIT Law, and gains derived from such indirect transfer may be subject to the PRC withholding tax at a rate of up to 10%. In addition, transferees and transferors in such indirect transfers are subject to tax withholding and reporting obligations, respectively. SAT Bulletin 7 does not replace SAT Circular 698 in its entirety. Instead, it abolishes certain provisions and provides more comprehensive guidelines on a number of issues. Among other things, SAT Bulletin 7 substantially changes the reporting requirements in SAT Circular 698, provides more detailed guidance on how to determine a bona fide commercial purpose, and also provides for a safe harbor for certain situations, including purchase and sale of shares in an offshore listed enterprise on a public market by a non-resident enterprise, which may not be subject to the PRC enterprise income tax. There is uncertainty as to the application of SAT Circular 698 and SAT Bulletin 7. SAT Circular 698 and SAT Bulletin 7 may be determined by the tax authorities to be applicable to the transfer of shares of our company by non-PRC resident investors, or the sale or purchase of shares in other non-PRC resident companies or other taxable assets by us, if any of such transactions were determined by the tax authorities to lack any reasonable commercial purpose. As a result, depending on whether we are the transferor or transferee in such transactions, we or the non-resident investors may become at risk of being taxed under SAT Circular 698 and SAT Bulletin 7, and we may have to incur expenses to comply with SAT Circular 698 and SAT Bulletin 7, including the withholding and reporting obligations thereunder, or to establish that we should not be taxed under the general anti-avoidance rule of the EIT Law, which may have a material adverse effect on our financial condition and results of operations or such non-resident investors’ investments in us.

If our preferential tax treatments are revoked, become unavailable or if the calculation of our tax liability is successfully challenged by the PRC tax authorities, we may be required to pay tax, interest and penalties in excess of our tax provisions, and our results of operations could be materially and adversely affected.

The Chinese government has provided various tax incentives to our subsidiaries and VIEs in China. These incentives include reduced enterprise income tax rates. For example, under the EIT Law and its implementation rules, the statutory enterprise income tax rate is 25%. However, an enterprise holding a valid certificate of new software enterprise is entitled to an exemption of enterprise income tax for the first two years and a 50% reduction of enterprise income tax for the subsequent three years, commencing from the first profit-making year. In addition, enterprises that are granted the high and new technology enterprises status shall enjoy a favorable income tax rate of 15%.  In 2014, Beijing Security, Beike Internet and Conew Network were eligible for preferential tax treatment as new software enterprises and were subject to enterprise income tax rate at 12.5%, 0% and 0%, respectively, while Zhuhai Juntian was eligible for a 15% preferential tax rate as a high and new technology enterprise. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation.” Any increase in the enterprise income tax rate applicable to our PRC entities in China, or any discontinuation or retroactive or future reduction of any of the preferential tax treatments currently enjoyed by our PRC entities in China, could adversely affect our business, financial condition and results of operations. In addition, in the ordinary course of our business, we are subject to complex income tax and other tax regulations and significant judgment is required in the determination of a provision for income taxes. Although we believe our tax provisions are reasonable, if the PRC tax authorities successfully challenge our position and we are required to pay tax, interest and penalties in excess of our tax provisions, our financial condition and results of operations would be materially and adversely affected.

China’s M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and other recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. For example, the M&A Rules require that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress on August 30, 2007 and effective as of August 1, 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion and at least two of these operators each had a turnover of more than RMB400 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion, and at least two of these operators each had a turnover of more than RMB400 million within China) must be cleared by the MOFCOM before they can be completed. In addition, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, on August 25, 2011, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Regulations, which became effective on September 1, 2011, to implement the Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the MOFCOM Security Review Regulations, the MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If the MOFCOM decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under the Circular 6 led by the NDRC and the MOFCOM under the leadership of the State Council, to carry out security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that the merging or acquisition of a company engaged in online marketing or mobile games business requires security review, and there is no requirement that acquisitions completed prior to the promulgation of the Security Review Circular are subject to MOFCOM review.

We have grown and may continue to grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, the MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.

The SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Round-trip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014, which repealed SAFE Circular 75 effective from July 4, 2014. SAFE Circular 37 requires PRC residents that directly establish or indirectly control offshore special purpose vehicles, or SPVs, for the purpose of seeking offshore investment and financing and conducting round trip investment in China, to register with the SAFE or its local branch in connection with their ownership in the SPVs, and to amend the SAFE registrations to reflect any subsequent changes thereof.

To our knowledge, Messrs. Jun Lei, Sheng Fu and Ming Xu have completed foreign exchange registration in connection with our financings and share transfer that were completed before the end of 2013, and Messrs. Fu and Xu have completed foreign exchange registration in connection with our initial public offering. However, we may not be fully informed of the identities of all our beneficial owners who are PRC citizens or residents, and we cannot compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC citizens or residents have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. If our shareholders or beneficial owners who are PRC citizens or residents fail to complete their SAFE registration, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

On February 15, 2012, the SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rules, which replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas Publicly-Listed Companies issued by the SAFE on March 28, 2007. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with the SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. We and our PRC employees who have been granted stock options have been subject to these regulations upon the completion of the initial public offering in May 2014. Failure of our PRC stock option holders to complete their SAFE registrations may subject these PRC residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to us, or otherwise materially adversely affect our business.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from loans to our PRC entities or to make additional capital contributions to our PRC subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC entities, including PRC subsidiaries, VIEs and a VIE’s subsidiary. We may make loans to our PRC entities, or we may make additional capital contributions to our PRC subsidiaries, or we may establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or we may acquire offshore entities with business operations in China in an offshore transaction.

Most of these uses are subject to PRC regulations and approvals. For example, loans by us to our wholly-owned PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the SAFE. If we decide to finance our wholly-owned PRC subsidiaries by means of capital contributions, these capital contributions must be approved by the MOFCOM or its local counterpart. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to our VIEs or a VIE’s subsidiary, which are PRC domestic companies. Further, we are not likely to finance the activities of our VIEs or a VIE’s subsidiary by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in mobile internet services, online advertising, online games and related businesses.

On August 29, 2008, the SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 provides that Renminbi capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, the SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from the foreign currency registered capital of a foreign-invested company. The use of such Renminbi capital may not be altered without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Such requirements are also known as “payment-based foreign currency settlement system” established under the SAFE Circular 142. Violations of SAFE Circular 142 could result in severe monetary or other penalties. Furthermore, the SAFE promulgated a circular on November 9, 2010, known as Circular 59, and another supplemental circular on July 18, 2011, known as Circular 88, which both tighten the examination of the authenticity of settlement of foreign currency capital or net proceeds from overseas listings. The SAFE further promulgated the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses, or Circular 45, on November 9, 2011, which expressly prohibits foreign-invested enterprises from using registered capital settled in Renminbi converted from foreign currencies to grant loans through entrustment arrangements with a bank, repay inter-company loans or repay bank loans that have been transferred to a third party. Circular 142, Circular 59, Circular 88 and Circular 45 may significantly limit our ability to make loans or capital contributions to our PRC subsidiaries and to convert such proceeds into Renminbi, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

Furthermore, on April 8, 2015, the SAFE promulgated the Circular on the Reform of the Administrative Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or Circular 19, which will become effective as of June 1, 2015. This Circular 19 is to implement the so-called “conversion-at-will” of foreign currency in capital account, which was established under a circular issued by the SAFE on August 4, 2014, or Circular 36, and was implemented in 16 designated industrial parks as a reform pilot. The Circular 19 now implements the conversion-at-will of foreign currency settlement system nationally, and it will abolish the application of Circular 142, Circular 88 and Circular 36 starting from June 1, 2015. Among other things, under Circular 19, foreign-invested enterprises may either continue to follow the payment-based foreign currency settlement system or elect to follow the conversion-at-will of foreign currency settlement system. Where a foreign-invested enterprise follows the conversion-at-will of foreign currency settlement system, it may convert any or 100% amount of the foreign currency in its capital account into RMB at any time. The converted RMB will be kept in a designated account known as “Settled but Pending Payment Account,” and if the foreign-invested enterprise needs to make further payment from such designated account, it still needs to provide supporting documents and go through the review process with its bank. If under special circumstances the foreign-invested enterprise cannot provide supporting documents in time, Circular 19 grants the banks the power to provide a grace period to the enterprise and make the payment before receiving the supporting documents. The foreign-invested enterprise will then need to submit the supporting documents within 20 working days after payment. In addition, foreign-invested enterprises are now allowed to use their converted RMB to make equity investments in China under Circular 19. However, foreign-invested enterprises are still required to use the converted RMB in the designated account within their approved business scope under the principle of authenticity and self-use. It remains unclear whether a common foreign-invested enterprise, other than such special types of enterprises as holding companies, venture capital or private equity firms, can use the converted RMB in the designated account to make equity investments if equity investment or similar activities are not within their approved business scope.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies as discussed above, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, or at all, with respect to future loans by us to our PRC entities or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We may rely on dividends paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.

We are a holding company, and we may rely on dividends to be paid by our wholly-owned PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to the holders of the ADSs and our ordinary shares and service any debt we may incur. If our wholly-owned PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, wholly foreign-owned enterprises in the PRC, such as Conew Network and Zhuhai Juntian, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. At the discretion of the board of directors of the wholly foreign-owned enterprise, it may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. Any limitation on the ability of our wholly-owned PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the EIT Law and its implementation rules provide that withholding tax rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. In July 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, the exchange rate between the Renminbi and the U.S. dollar had been stable and traded within a narrow band. However, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the Renminbi has generally appreciated against the U.S. dollar, but there have also been periods, for example in 2014, when it depreciated against the U.S. dollar. In addition, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals.  It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

The majority of our revenues and costs are denominated in Renminbi. Any significant revaluation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, the ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars into Renminbi for capital expenditures and working capital and other business purposes, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion.  Conversely, a significant depreciation of the Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental control of currency conversion may limit our ability to utilize our cash balance effectively and affect the value of your investment.

The PRC government imposes control on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive a majority of our revenues in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from the SAFE. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

Proceedings instituted recently by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC brought administrative proceedings against five accounting firms in China, including our independent registered public accounting firm, alleging that they had refused to produce audit work papers and other documents related to certain other China-based companies under investigation by the SEC. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of these firms from practicing before the SEC for a period of six months. The decision is neither final nor legally effective unless and until reviewed and approved by the SEC. On February 12, 2014, four of these PRC-based accounting firms appealed to the SEC against this decision. In February 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. If the firms do not follow these procedures, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our consolidated financial statements, our consolidated financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to our delisting from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Increases in labor costs in the PRC may adversely affect our business and our profitability.

China has experienced increases in labor costs in recent years. China’s overall economy and the average wage in China are expected to continue to grow. The average wage level for our employees has also increased in recent years.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing allowance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract Law, which became effective in January 2008 and its implementation rules effective as of September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. On October 28, 2010, the Standing Committee of the National People’s Congress promulgated the PRC Social Insurance Law, or the Social Insurance Law, which became effective on July 1, 2011. According to the Social Insurance Law, employees must participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance and maternity insurance and the employers must, together with their employees or separately, pay the social insurance premiums for such employees.

We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our users by increasing prices for our products or services, our profitability and results of operations may be materially and adversely affected. Also, as the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practices do not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees, and our business, financial condition and results of operations could be materially and adversely affected.

If the custodians or authorized users of controlling non-tangible assets of our company, including our corporate chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

Under PRC law, legal documents for corporate transactions are executed using the chops or seals of the signing entity, or with the signature of a legal representative whose designation is registered and filed with the relevant branch of the SAIC.

Although we usually utilize chops to enter into contracts, the designated legal representatives of each of our PRC entities have the apparent authority to enter into contracts on behalf of such entities without chops and bind such entities. Some designated legal representatives of our PRC entities are members of our senior management team who have signed employment undertaking letters with us or our PRC entities under which they agree to abide by various duties they owe to us. In order to maintain the physical security of our chops and the chops of our PRC entities, we generally store these items in secured locations accessible only by the authorized personnel of each of our PRC entities. Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the relevant entities and experience significant disruption to our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over any of our PRC entities, we or our PRC entities would need to pass a new shareholder or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board and, as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by PCAOB. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

Inspections of other firms that PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

Risks Relating to the ADSs

The trading price of our ADSs has been volatile and may continue to be volatile regardless of our operating performance.

The trading price of our ADSs has been and may continue to be subject to wide and sudden fluctuations due to factors including the following:

•                  variations in our revenues, earnings and cash flow;

•                  announcements of new investments, acquisitions, strategic partnerships, or joint ventures by us or our competitors;

•                  announcements of new services and expansions by us or our competitors;

•                  changes in financial estimates by securities analysts;

•                  fluctuations in our user or other operating metrics;

•                  fluctuations in the stock price of our parent company, Kingsoft Corporation, or news about Kingsoft Corporation that has an impact on us;

•                  failure on our part to realize monetization opportunities as expected;

•                  changes in revenues generated from our top customers;

•                  additions or departures of key personnel;

•                  detrimental negative publicity about us, our management, our competitors or our industry;

•                  regulatory developments affecting us or our industry; and

•                  potential litigation or regulatory investigations.

In addition, the price of the ADSs may fluctuate due to broad market and industry factors, such as the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other similarly situated companies in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial declines in trading price. The trading performance of these Chinese companies’ securities after their offerings, including the securities of companies in the mobile and PC internet businesses, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of the ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting or other practices at other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in such practices. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions between late 2008 and 2012, which may have a material adverse effect on the market price of the ADSs.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company until the fifth anniversary from the date of our initial listing in May 2014.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs may be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.

The sale or perceived sale of substantial amounts of our ADSs or ordinary shares could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market, sales of our ordinary shares, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in our initial public offering in May 2014 are freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and ordinary shares held by our pre-IPO shareholders may also be sold in the public market subject to the restrictions in Rule 144 and Rule 701 under the Securities Act. In addition, ordinary shares underlying our outstanding restricted shares granted pursuant to our share incentive plans are eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements and Rules 144 and 701 under the Securities Act. In addition, we have granted certain shareholders Form F-3 registration rights and the piggyback registration rights. Registration of these shares under the Securities Act may result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. We may also issue additional options, restricted shares or other share-based awards in the future which may be exercised for additional Class A ordinary shares. Any market sales of securities held by our significant shareholders or any other shareholder may have an adverse impact on the market price of the ADSs.

Our articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

Our currently effective fourth amended and restated articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights, and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our ordinary shares and the ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, as amended from time to time, the Companies Law (2013 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our existing articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Currently, we do not plan to rely on home country practice with respect to any corporate governance matter. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Judgments obtained against us by our shareholders may not be enforceable in our home jurisdiction.

We are a Cayman Islands company and a substantial majority of our assets are located outside of the United States. A significant percentage of our current operations are conducted in China. In addition, a significant majority of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

There are uncertainties as to whether Cayman Islands courts would:

•                  recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

•                  impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your Class A ordinary shares.

As a holder of the ADSs, you will only be able to exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will endeavor to vote the underlying Class A ordinary shares in accordance with those instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares. Under the currently effective fourth amended and restated memorandum and articles of association, the minimum notice period required for convening a general meeting is 14 calendar days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

The depositary for the ADSs will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs at shareholders’ meetings unless:

•                  we have failed to timely provide the depositary with notice of meeting and related voting materials;

•                  we have instructed the depositary that we do not wish a discretionary proxy to be given;

•                  we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•                  a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•                  the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that if you do not vote at shareholders’ meetings, you cannot prevent our Class A ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our Class A and Class B ordinary shares are not subject to this discretionary proxy.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of the ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.

Our board of directors has discretion as to whether to distribute dividends, subject to applicable laws. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

You may not receive dividends or other distributions on our Class A ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary of the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on Class A ordinary shares or other deposited securities underlying the ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our Class A ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of the ADSs.

You may not be able to participate in rights offerings and may experience dilution of your holdings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

Our dual-class voting structure will limit your ability to influence corporate matters, and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Save for certain limited exceptions, upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares. All of the ordinary shares held by our shareholders prior to the completion of the initial public offering were redesignated as Class B ordinary shares upon completion of the offering. As of March 31, 2015, our pre-IPO shareholders collectively own approximately 97.6% of the voting power of our outstanding ordinary shares and have considerable influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. In particular, Kingsoft Corporation, our controlling shareholder, and our founders Mr. Sheng Fu and Mr. Ming Xu, directly or through their holding vehicles, beneficially own an aggregate of 59.0% of our total outstanding shares, representing 70.9% of our total voting power as of March 31, 2015. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADSs on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks that it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason in accordance with the terms of the deposit agreement. As a result, you may be unable to transfer your ADSs when you wish to.

We have incurred increased costs as a result of being a public company, and the costs may increase further in the future.

As a public company, we have incurred significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission, or the SEC, and NYSE, impose various requirements on the corporate governance practices of public companies. These rules and regulations increase our legal and financial compliance costs and some corporate activities more time-consuming and costly. For example, in comparison with a private company, we need an increased number of independent directors and have to adopt policies regarding internal controls and disclosure controls and procedures. In addition, we incur additional costs associated with our public company reporting requirements.

As a company with less than US$1.0 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act, and may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. See “—We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements” for details. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

There can be no assurance that we will not be passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in the ADSs or our Class A ordinary shares to significant adverse United States income tax consequences.

We will be a “passive foreign investment company,” or “PFIC,” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we treat our VIEs and each of their subsidiaries as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of our VIEs and each of their subsidiaries for United States federal income tax purposes, and based upon our current and expected income and assets, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future.

While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of the ADSs, fluctuations in the market price of the ADSs may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets. Under circumstances where we determine not to deploy significant amounts of cash for active purposes or if we were treated as not owning our VIEs for United States federal income tax purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or Class A ordinary shares and on the receipt of distributions on the ADSs or Class A ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules and such holders may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. holder holds the ADSs or our Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds the ADSs or our Class A ordinary shares. For more information see “Item 10. Additional Information—E. Taxation—Passive Foreign Investment Company Considerations.”

Item 4.                                                         Information on the Company

A.                                    History and Development of the Company

Our company is a holding company incorporated in the Cayman Islands in July 2009 as a wholly- owned subsidiary of Kingsoft Corporation, a Cayman Islands company publicly listed on the Hong Kong Stock Exchange (Stock Code: 3888) since October 2007. We changed our name from Kingsoft Internet Security Software Holdings Limited to Kingsoft Internet Software Holdings Limited in June 2013, and then to our current name Cheetah Mobile Inc. in March 2014.

In August 2009, we established our wholly-owned Hong Kong subsidiary, Kingsoft Internet Security Software Corporation Limited, and renamed it as Cheetah Technology Corporation Limited, or Cheetah Technology, in September 2012.

Following our incorporation in July 2009, we underwent a series of restructuring transactions in 2009 and 2010. After the restructuring, Zhuhai Juntian, which was originally a wholly-owned subsidiary of Kingsoft Corporation in China, became a wholly-owned subsidiary of Cheetah Technology in December 2009. Zhuhai Juntian incorporated Beijing Security as its wholly-owned subsidiary in China in November 2009. Through a series of VIE contractual arrangements established in January 2011, Beike Internet, an entity previous consolidated in Kingsoft Corporation’s group, became our VIE. We established Cheetah Mobile America, Inc., formerly known as KS Mobile Inc., in the United States in November 2012.

In October 2010, we acquired 100% equity interest in Conew.com Corporation, a company incorporated in the British Virgin Islands in October 2008. As part of the acquisition, we acquired 100% equity interest in Conew Network and obtained effective control over Beijing Conew through contractual arrangements among Conew Network, Beijing Conew and Beijing Conew’s shareholders. Beijing Conew offered internet security services starting in May 2010 but has been dormant since our acquisition of Conew.com Corporation.

Our other VIEs, Beijing Network, Beijing Antutu, and Guangzhou Network, were incorporated in China in July 2012, June 2013 and September 2013, respectively, and had been consolidated in our financial statements since their incorporation. We exercise effective control over our VIEs through contractual arrangements among them, their shareholders and our applicable PRC subsidiaries, Beijing Security and Conew Network.  For a detailed description of our contractual arrangements with the VIEs, see “—C. Organizational Structure—Contractual Arrangements with Our VIEs.”

Beike Internet incorporated a subsidiary, Suzhou Jiangduoduo Technology Co., Ltd., in China in January 2014. In April 2014, we acquired certain assets relating to an online lottery sales business. In April 2014, we started to conduct online lottery sales. In March 2015, we suspended the online lottery sales in response to the PRC government’s regulatory measures. See “Item 3. Key Information on the Company—D. Risk Factors—Risks Relating to our Business and Industry—If we fail to obtain and maintain the requisite licenses and approvals or otherwise comply with the laws under the complex regulatory environment applicable to our businesses in China, or if we are required to take actions that are time-consuming or costly, our business, financial condition and results of operations may be materially and adversely affected” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Online Lottery Sales.”

In May 2014, we completed our initial public offering, in which we offered and sold 138,000,000 Class A ordinary shares in the form of ADSs. The ADSs are listed on the NYSE under the symbol “CMCM.”

In July 2014, we acquired 100% equity interest in Hongkong Zoom Interactive Network Marketing Technology Limited, a mobile advertising company, and have since then consolidated its financial results into our consolidated financial statements.

In March 2015, we established two wholly-owned subsidiaries, Cheetah Information Technology Company Limited and Hongkong Cheetah Mobile Technology Limited in Hong Kong, for investment and holding purposes.

In April 2015, we acquired 100% equity interest in MobPartner S.A.S., or MobPartner, a mobile advertising company based in San Francisco, London, Paris and Beijing.

Our principal executive offices are located at 12/F, Fosun International Center Tower, No. 237 Chaoyang North Road, Chaoyang District, Beijing 100022, People’s Republic of China. Our telephone number at this address is +86-10-6292-7779. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., of 4th Floor, 400 Madison Avenue, New York, New York 10017.

B.                                    Business Overview

We operate a platform that offers mobile and PC applications for our users and global content distribution channels for our customers, both of which are powered by our proprietary cloud-based data analytics engines. Our mission is to make the mobile and PC internet experience speedier, simpler and safer for users worldwide.

For our users, our diversified suite of applications optimizes mobile and PC internet system performance and provides real time protection against known and unknown security threats. The number of monthly active users of our mobile applications increased from 166.2 million in 2013 to 395.4 million in 2014. Our applications had been installed on 1,089.1 million mobile devices as of December 31, 2014, compared to 346.6 million mobile devices as of December 31, 2013.

For our customers, our platform provides them multiple user traffic entry points and global content distribution channels capable of delivering targeted content to hundreds of millions of people. Our customers purchase advertising services or share revenues with us, and some of them are also our business partners who promote our products and services. We cooperated with over 950 online marketing customers in 2014, including the major Chinese internet companies Baidu, Alibaba, Sogou and Tencent, as well as global internet companies Facebook and Google, compared to 387 online marketing customers in 2013.

Our proprietary cloud-based data analytics engines are the core of our platform. For our users, the data analytics engines perform real time analysis of mobile applications, program files and websites on their devices for behavior that may impair system performance or impose security risks. For our customers, the data analytics engines help create user interest graphs according to a number of dimensions such as online shopping, gaming and frequently used applications, thus facilitating targeted content delivery.

Although substantially all of our applications are free to our users, our large user base presents monetization opportunities for us and our customers. We generate revenues from our online marketing services primarily by referring user traffic and selling advertisements on our mobile and PC platforms. We generated 73.8%, 81.7% and 75.0% of our revenues from online marketing services in 2012, 2013 and 2014, respectively. We also generate revenues by providing internet value-added services, or IVAS, currently mainly from online games.

By platform, our revenues generated from our mobile business, or mobile revenues, increased by 741.3% from RMB55.3 million in 2013 to RMB465.0 million (US$74.9 million) in 2014. Mobile revenues accounted for 26.4% of our total revenues in 2014, compared to 7.4% in 2013. Since we began our overseas monetization efforts in the second quarter of 2014, revenues from overseas markets, primarily the United States, Asia (excluding China) and Europe, have increased significantly.  For the year ended December 31, 2014, overseas revenues accounted for 12.6% of our total revenues and 47.7% of mobile revenues.

Our Core Applications for Users

The table below sets forth some basic information of our core mobile and PC applications for users.

Name	Operating System	Date of Launch or Acquisition	Google Play Rating on December 31, 2014	Number of languages available as of December 31, 2014
Clean Master	Android	September 2012(L)	4.7	33

CM Security	Android	January 2014(L)	4.7	26

Battery Doctor	Android	September 2011(L)	4.5	27
	iOS	July 2011(L)

Cheetah Browser / CM Browser*	Windows	June 2012(L)	4.6	25
	Android	June 2013(L)
	iOS	June 2013(L)

CM Launcher	Android	December 2014(L)	4.6	22

Photo Grid	Android	May 2013(A)	4.5	32
	iOS	May 2013(A)

Duba Anti-virus	Windows	November 2000(L)	4.3	1
	Android	August 2012(L)

L:            date of launch; A: date of acquisition.

* CM Browser was officially launched in June 2014.

Clean Master

Clean Master is a junk file cleaning, memory boosting and privacy protection tool we launched in September 2012 for mobile devices. Clean Master also features application management functions. Clean Master was the No. 1 application in the Tools category on Google Play by worldwide monthly downloads in December 2014, according to App Annie.

Clean Master utilizes our cloud-based application behavior library to identify junk files associated with the applications installed on users’ end devices. Our data analytics engine can also identify junk files generated by unknown applications, which allow Clean Master to effectively clean these junk files.

As our cloud-based data analytics engines continue to evolve, Clean Master becomes more precise in identifying and cleaning junk files.

CM Security

CM Security, which we launched in January 2014 on the Android platform, is an anti-virus and security application for mobile devices. It also features junk file cleanup and unwanted call blocking functions. CM Security was the No. 2 application in the Tools category on Google Play by worldwide monthly downloads in December 2014, according to App Annie.

Powered by the dual-mode local and cloud-based application behavior library and our security threats library, CM Security is able to efficiently identify junk files and threats installed on users’ mobile devices. Our data analytics engines also enable CM Security to identify threats not previously indexed in our application behavior and security threats libraries.

Battery Doctor

Battery Doctor is a power optimization tool for mobile devices we launched in July 2011. Battery Doctor optimizes battery usage by utilizing our cloud-based application behavior library that contains power consumption characteristics of a number of mobile applications. Our data analytics engine can also identify power consumption characteristics of unknown applications, which allows Battery Doctor to effectively manage the power settings for these applications.

Cheetah Browser and CM Browser

Cheetah Browser is our high speed, safe web browser available for both PCs and mobile devices. We launched the PC edition in June 2012 and the mobile edition in June 2013. Cheetah Browser PC edition is a dual-core web browser, integrating the functionality of both the Chromium open-source rendering engine and the Internet Explorer rendering engine. The integrated Internet Explorer rendering engine provides maximum compatibility with pages across the internet, while the Chromium browser kernel operates at higher speeds. Cheetah’s intelligent core switching engine analyzes each web page visited and selects the fastest and most compatible rendering engine for that page.

CM Browser is a light and fast mobile browser that we officially launched in June 2014, targeting overseas markets. CM Browser can protect users from malicious threats without compromising browsing speed.

CM Launcher

CM Launcher was launched in December 2014 on the Android platform, which is a secure launcher that offers acceleration, secure protection, stylish wallpapers, and it also automatically organizes mobile phones based on personal behavior. It is used to increase the startup speed of phones and boost their performance. Despite its light weight, CM Launcher enables apps to load quicker. Its anti-virus engine protects users’ personal info and app data and block viruses and malware. CM Launcher automatically classifies users’ apps into intelligent folders based on their habits, and recommends apps that are popular with the people in their neighborhood. In addition, it customizes users’ unique wallpaper to fit their personal style.

Photo Grid

Photo Grid is an easy-to-use photo collage application for mobile devices that we acquired in May 2013. Photo Grid allows users to quickly create professional looking collages of photos through an intuitive interface. Photos can be selected from users’ phones or from Facebook, Instagram, Flickr, Dropbox, or Google+ and then edited and arranged according to a variety of pre-defined or self-designed layouts. Users can then apply photo enhancement tools such as filters, backgrounds, stickers and text labels, making the creation of beautiful collages a simple and enjoyable experience. Users can conveniently save and share their creations through social networks such as Twitter, Facebook, Instagram or emails. Photo Grid ranked No. 1 in the Photography category on Google Play by monthly downloads in the United States in December 2014, according to App Annie.

Duba Anti-virus

Duba Anti-virus is an internet security application for both PC and mobile devices. The PC edition of Duba Anti-virus was initially introduced as a paid subscription service, which we changed to a free service in November 2010. We launched the mobile edition in August 2012. We are the third largest provider of internet security applications in China in terms of the number of monthly active users in December 2014, according to iUser Tracker of iResearch. It incorporates anti-virus, anti-malware, anti-phishing, malicious website blocking and secure online shopping in a single lightweight installation package and leverages the power of our cloud-based data analytics engines to protect our users against known and unknown security threats and malicious applications.

Anti-virus and anti-malware. Duba Anti-virus can perform periodic or on-demand scan of program files and processes present on our users’ devices and test them against our cloud-based whitelisted and blacklisted security threats library. Program files that match the blacklist will be removed or quarantined automatically by Duba Anti-virus.

Program files that do not match any of the samples included in the cloud-based security threats library will be further analyzed using our cloud-based data analytics engines which can effectively identify unknown threats by employing a heuristic, or experience-based, approach to analyze the code and behavior of the unknown program files. By functioning as a sensor for our cloud-based data analytics engines, Duba Anti-virus can leverage the discovery of an unknown security threat on a single user’s device to protect the devices of our entire user community.

K+ defense. Duba Anti-virus includes a K+ defense system that integrates with our analytic engines and provides multi-layer comprehensive protection against a broad range of security threats to users’ computers.

•                  System protection. The K+ defense system protects against malicious alteration of system configurations, prevents remote intrusion by hackers, blocks malicious websites, automatically scans downloaded files for malwares and protects web browsers from unauthorized alternation.

•                  Online shopping protection. The K+ defense system blocks phishing and malicious shopping websites, prevents online shopping webpages from being altered or login information being intercepted by Trojan horses installed on users’ computers and provides security module plug-in to enhance browser security. Critical processes such as online payments can be conducted in a secure virtual environment free of interference by malware.

Vulnerability fixing. Duba Anti-virus provides a one-click solution to scan and fix vulnerabilities in computer configurations that could create an elevated risk level of system intrusions.

Duba Anti-virus Mobile Edition. Duba Anti-virus mobile edition can detect and uninstall malicious mobile applications from users’ mobile devices. Duba Anti-virus mobile edition can also identify and terminate abnormal battery draining applications, blocks harassing or spam calls and otherwise fix mobile system vulnerability. In addition, it can block harassing advertisements contained in many free mobile applications without impacting the normal operations of such applications.

Our Products and Services for Our Customers

Mobile advertising platform

Our mobile advertising platform helps customers reach their target audience through our mobile applications. Customers purchase ads that can appear in multiple locations of our mobile applications. Our ads are integrated into our mobile products in a manner designed to enhance returns for customers while optimizing user experience. As of December 31, 2014, we aggregated ads from the Facebook Audience Network, Tencent’s GuangDianTong, Baidu and more than 20 global mobile advertising networks on our mobile advertising platform. In addition, we have direct sales forces in China and overseas markets. Our ad serving technology help to determine the best available ad to show to each user based on the combination of the user’s unique attributes and the real-time comparison of bids from eligible ads.

Duba.com personal start page

Our duba.com personal start page provides a convenient starting point for the online experience of our users. Duba.com aggregates a large collection of popular online resources and provides users quick access to most of their online destinations such as online shopping, video, online game, travel and local information. It also incorporates search functions provided by our customers. Our large user base has turned our duba.com personal start page into a hub of third party search traffic to e-commerce companies and search engine providers.

Users can click links on the duba.com start page to access our customers’ websites or search information using their selected search engine. We charge fees to our customers based on different criteria such as cost per sale, cost per click, cost per time and cost per installation for transactions or other activities that originate from our duba.com start page. The unit price is subject to negotiation based on the traffic we bring to the customers.

Game publishing

Through our PC game centers and mobile applications, we have published more than 835 games as of December 31, 2014 in the web game and mobile game categories and a wide array of genres such as MMORPGs, first person shooters, action, adventure, sports, puzzle and children’s games. Substantially all of these games are free to play and we generate revenues from game players’ purchase and recharge of virtual currencies used in online games through our user account management system.

We have two types of game publishing arrangements. Under a joint operating arrangement, we jointly operate games with game developers and publishers without paying license fees or incurring significant promotional expenses. We share user payments with game developers and publishers. As of December 31, 2014, most of the games on our platform were under joint operating arrangements.  Under an exclusive publishing arrangement, we pay royalty fees and upfront license fees to developers, share a portion of user payments with certain publishers, and promote and operate the games at our own costs. The popularity of the games has a larger impact on revenues from exclusive publishing arrangement as we bear higher risks and potentially receive higher rewards under this arrangement.

Utilizing the distribution capability of our suite of applications, we can quickly promote games to a large number of our users through multiple channels such as our duba.com start page, Cheetah Browser, Clean Master and Battery Doctor.

Our Cloud-Based Data Analytics Engines

Our cloud-based data analytics engines are critical for the development and enhancement of our mobile and PC applications serving both our users and customers.

Data analytics engines powering our applications for users

For our users, our data analytics engines enable our applications to access our most up-to-date security threat and application behavior libraries in the cloud to optimize system performance and to protect against both known and unknown security threats.

•                  Our security threat library contains blacklisted and whitelisted sample program files and blacklisted and whitelisted sample website addresses, which grows with time.

•                  We have developed a mobile application behavior library encompassing a number of mobile applications. A wide range of application behavior such as junk file creation, power usage and invasion of privacy is collected in the library.

•                  We can perform an automatic or on-demand scan to identify known security threats or behavior of known applications on users’ devices in a fraction of a second.

•                  We can automatically identify abnormal behavior of unknown applications or security threats with a minimal false identification rate, through performing a heuristic, or experience-based, analysis with our data analytics engines.

Data analytics engines powering our products and services for customers

Using cloud-based big data analytics, we have created our proprietary Face Mark system to graph our users’ interests according to a number of dimensions such as online shopping, gaming and frequently used applications. We have also developed “Cross-over” delivery technology that can identify audience groups across “multi-screens,” regardless of what devices or operating systems these audience groups may use, as long as they have installed any of our applications. With the Face Mark system and Cross-over delivery technology, we can more precisely help our customers promote their own brands, products and services to targeted audiences and achieve a higher return on investments.

Evolution of our data analytics engines

Our security threats and application behavior libraries continuously expand with new samples exchanged with other security services providers and collected by search spiders. In addition, every device with our applications installed acts as a sensor for our cloud-based data analytics engines. The behavior of every new third party application installed on these devices is analyzed to establish a risk profile and enrich our security threats library.

Our Face Mark and Cross-over delivery technologies become more valuable with the expansion of our user base as they help populate our user interest graph to create larger audience groups for targeted content delivery. This creates a powerful network effect. The more users install and use our applications, the more information our analytics engines are able to obtain to benefit both our users and customers.

Our Customers

Our customers primarily comprise customers for our online marketing services. For our mobile platform, our customers include mobile application developers, mobile game developers, e-commerce companies and mobile advertising networks such as Facebook Audience Network, Google AdMob and Tencent’s GuangDianTong, to which we sell advertisements.  For our PC platform, our customers primarily include e-commerce companies and search engines such as Baidu, Alibaba, Sogou and Tencent, who pay us for referring traffic to them from our platform. In 2012, 2013 and 2014, we had 199, 387 and 958 customers for our online marketing services, respectively.  In 2013 and 2014, our five largest customers in aggregate contributed approximately 65.0% and 55.5% of our revenues.  See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Because a small number of customers contribute to a significant portion of our revenues, our revenues and results of operations could be materially and adversely affected if we were to lose a significant customer or a significant portion of its business.”

Marketing

We focus on building our word-of-mouth among our users and customers by continually innovating our products and services and enhancing user experience. We also promote our brand, products and services mainly through social networks and online marketing. We believe that our strong social networks presence allows our users to become our brand advocates, which creates a strong viral marketing effect. We have a large number of followers on leading social platforms such as Facebook, Google Plus, Weibo and Weixin. We released a series of promotional online short films on video sharing sites such as Youku and Youtube and have received a large number of views and positive comments. To attract more users from outside China, we monitor the growth of users in multiple countries, including the United States, Europe and Southeast Asia, and we market our products and services through both online and offline channels. We also market our products and services through cross promotion. Users of any of our applications are provided with easy access to our complementary products.

We have also implemented a number of marketing initiatives designed to promote our brand awareness among potential users and customers globally. For example, we hosted an event called “Fu Sheng’s Dream Squad” in China to help young people start their own businesses.

Competition

We face intense competition in all lines of our business. In the mobile internet space, we generally compete with other mobile application developers, including those developers that offer products claiming to perform similar functions as our core applications, such as Clean Master, Battery Doctor, CM Security and Cheetah browser. In the internet space, we mainly compete with Qihoo 360 in China’s internet security and anti-virus market. In addition, we compete with all major internet companies for user attention and advertising spend.

Intellectual Property

Our trademarks, patents, copyrights, domain names, proprietary technology, know-how and other intellectual property are vital to the success of our business. We protect our intellectual property rights through patent, trademark, copyright and trade secret protection laws in the PRC, Hong Kong, Japan, the United States and other jurisdictions. In addition, we enter into confidentiality and non-disclosure agreements with our employees and customers. The agreements we enter into with our employees also provide that all software, inventions, developments, works of authorship and trade secrets created by them during the course of their employment are our property.

Patents. As of March 31, 2015, we had 421 patents in China and three patents outside China relating to our software and other proprietary technology. 241 of the 424 patents were either independently or jointly held by Zhuhai Juntian, Beijing Security and Conew Network, our wholly-owned PRC subsidiaries, 174 patents were either independently or jointly held by Beike Internet, Beijing Network, Guangzhou Network, Beijing Antutu, Suzhou Jiangduoduo, our VIEs and a VIE’s subsidiary, and nine patents were jointly owned by our wholly-owned PRC subsidiaries and VIEs. The 424 patents will expire between August 2024 and November 2034. In addition, we had a total of 1,366 patent applications in China and 43 patents applications outside China. In relation to the proprietary technologies that are essential to the operations of our platform and important to our business, Zhuhai Juntian, Beijing Security and Conew Network, our wholly-owned PRC subsidiaries, had independently filed 680 patent applications, and  Beijing Antutu, Beike Internet, Beijing Network, Guangzhou Network and Suzhou Jiangduoduo, our VIEs and a VIE’s subsidiary, had independently filed 536 patent applications and had jointly filed an additional 193 patent applications together with Zhuhai Juntian, Beijing Security or Conew Network. The patents that the VIEs and a VIE’s subsidiary are currently applying for will expire between August 2033 and February 2034, or 20 years after the date of application.

Copyrights. As of March 31, 2015, we had registered 190 copyrights, including 176 software copyrights and 14 artwork copyrights. In relation to our core proprietary technologies, our VIEs (excluding Beijing Conew) independently owned 29 software copyrights, and jointly owned an additional 45 software copyrights together with Cheetah Technology Corporation Limited, Zhuhai Juntian, Beijing Security or Conew Network. All the software copyrights owned by our VIEs (excluding Beijing Conew) have been published between September 2009 and November 2014. Software copyrights are protected until the end of the 50th calendar year starting from the date of first publication.

Trademarks. As of March 31, 2015, we had registered 220 trademarks in China. In addition, we had filed 810 trademark applications. We had 273 registered trademarks and had filed a total of 907 trademark applications outside China.

Domain names. As of March 31, 2015, we had registered 159 domain names, including www.cmcm.com, www.duba.com, www.ijinshan.com, liebao.cn and 9724.com.

As our VIEs and a VIE’s subsidiary hold a significant amount of patents and copyrights essential to our business operations, if we lose control over any of them go bankrupt, our business operations may be severely interrupted. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—We may lose the ability to use and enjoy vital assets held by our VIEs and a VIE’s subsidiary if such entities go bankrupt or become subject to a dissolution or liquidation proceeding.”

In addition, pursuant to the intellectual property transfer and license framework agreement that we entered into with Kingsoft Corporation on April 1, 2014, Kingsoft Corporation transferred or licensed to us certain intellectual property, including software copyrights, registered and pending trademarks and approved and pending patents, including Kingsoft and , which are important to the marketing of our applications. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions and Agreements with Kingsoft Corporation and its Subsidiaries—Intellectual Property Licensing Arrangements.” We also license related internet security products from third parties.

We have established policies and procedures to monitor certain key patents and trademarks for infringement or other unauthorized use, and a team of dedicated employees from the intellectual property, legal and marketing groups conduct daily searches and monitor our patents, as well as third party patents and distribution platforms, for infringing technology and software. See “Item 3. Key Information—D. Risk Factors—Risks Relating to our Business and Industry—We may not be able to prevent unauthorized use of our intellectual property, which could harm our business and competitive position” and “Item 3. Key Information—D. Risk Factors—Risks Relating to our Business and Industry—We may be subject to intellectual property infringement lawsuits which could result in our payment of substantial damages or license fees, disruption to our product and service offerings and reputational harm.”

Regulation

As we derive a majority of our revenues from China, we are mostly affected by the laws and regulations in China. This section summarizes the principal PRC laws and regulations relevant to our current businesses, including online marketing, online game (including online mobile and PC games) operations and online lottery, as well as foreign currency exchange and dividend distributions.

Regulation on Telecommunications Services and Foreign Ownership Restrictions

The Telecommunications Regulations, which became effective on September 25, 2000, are the core regulations on telecommunications services in China. The Telecommunications Regulations set out basic guidelines on different types of telecommunications business activities, including the distinction between “basic telecommunications services” and “value-added telecommunications services.” According to the Catalog of Telecommunications Business (2003 Amendment), implemented on April 1, 2003 and attached to the Telecommunications Regulations, internet information services are deemed a type of value-added telecommunications services. The Telecommunications Regulations require the operators of value-added telecommunications services to obtain value-added telecommunications business operation licenses from the Ministry of Industry and Information Technology, or MIIT, or its provincial delegates prior to the commencement of such services.

The Regulations on the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which took effect on January 1, 2002 and were amended on September 10, 2008, are the major rules on foreign investment in telecommunications companies in China. The FITE Regulations stipulate that the foreign investor of a telecommunications enterprise is prohibited from holding more than 50% of the equity interest in a foreign-invested enterprise that provides value-added telecommunications services, including internet information services. Moreover, such foreign investor shall demonstrate a good track record and experience in operating value-added telecommunications services when applying for the value-added telecommunications business operation license from the MIIT.

On July 13, 2006, the MIIT issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services, or the MIIT Circular 2006, which requires that (a) foreign investors can only operate a telecommunications business in China through establishing a telecommunications enterprise with a valid telecommunications business operation license; (b) domestic license holders are prohibited from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, or providing any resources, sites or facilities to foreign investors to facilitate the unlicensed operation of telecommunications business in China; (c) value-added telecommunications service providers or their shareholders must directly own the domain names and registered trademarks they use in their daily operations; (d) each value-added telecommunications service provider must have the necessary facilities for its approved business operations and maintain such facilities in the geographic regions covered by its license; and (e) all value-added telecommunications service providers should improve network and information security, enact relevant information safety administration regulations and set up emergency plans to ensure network and information safety. The provincial communications administration bureaus, as local authorities in charge of regulating telecommunications services, (a) are required to ensure that existing qualified value-added telecommunications service providers will conduct a self-assessment of their compliance with the MIIT Circular 2006 and submit status reports to the MIIT before November 1, 2006; and (b) may revoke the value-added telecommunications business operation licenses of those that fail to comply with the above requirements or fail to rectify such non-compliance within specified time limits. Due to the lack of any additional interpretation from the regulatory authorities, it remains unclear what impact MIIT Circular 2006 will have on us or the other PRC internet companies with similar corporate and contractual structures.

To comply with such foreign ownership restrictions, we operate our businesses in China through Beijing Antutu, Beike Internet, Guangzhou Network and Beijing Network, our VIEs, and Suzhou Jiangduoduo, a subsidiary of Beike Internet. Our VIEs are owned by PRC citizens. These entities are all controlled by Beijing Security and Conew Network, our wholly-owned subsidiaries, through a series of contractual arrangements. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our VIEs.” Based on our PRC legal counsel, Global Law Office’s understanding of the current PRC laws, rules and regulations, our corporate structure complies with all applicable PRC laws, and does not violate, breach, contravene or circumvent or otherwise conflict with any applicable PRC laws. However, we were further advised by our PRC legal counsel that there are substantial uncertainties with respect to the interpretation and application of existing or future PRC laws and regulations and thus there is no assurance that Chinese governmental authorities would take a view consistent with the opinions of our PRC legal counsel.

Internet Information Services

The Administrative Measures on Internet Information Services, or the ICP Measures, issued by the State Council on September 25, 2000 and amended on January 8, 2011, regulate the provision of internet information services. According to the ICP Measures, “internet information services” refer to services that provide internet information to online users, and are categorized as either commercial services or non-commercial services. Pursuant to the ICP Measures, internet information commercial service providers shall obtain an ICP license, a sub-category of the value-added telecommunications business operation license, from the relevant local authorities before engaging in the provision of any commercial internet information services in China. In addition, if the internet information services involve provision of news, publication, education, medicine, health, pharmaceuticals, medical equipment and other services that statutorily require approvals from other additional governmental authorities, such approvals must be obtained before applying for the ICP license.

We currently, through Beike Internet and Beijing Network, our VIEs, hold valid ICP licenses, covering the provision of internet information services, issued by the Beijing branch of the MIIT. Besides, the ICP Measures and other relevant measures also ban the internet activities that constitute publication of any content that propagates obscenity, pornography, gambling and violence, incite the commission of crimes or infringe upon the lawful rights and interests of third parties, among others. If an internet information service provider detects information transmitted on their system that falls within the specifically prohibited scope, such provider must terminate such transmission, delete such information immediately, keep records and report to the governmental authorities in charge. Any provider’s violation of these prescriptions will lead to the revocation of its ICP license and, in serious cases, the shutting down of its internet systems.

Internet Publication and Cultural Activities

The Tentative Measures for Internet Publication Administration, or Internet Publication Measures, were jointly promulgated by the GAPP and the MIIT on June 27, 2002 and became effective on August 1, 2002. The Internet Publication Measures imposed a license requirement for any company that engages in internet publishing, which means any act by an internet information service provider to select, edit and process works (including books, newspaper, magazines, audio-video products, or edited literature, art or works on natural science, social science, engineering etc.) produced by such provider or others, and make such works publicly available on the internet or send such works to the end users through internet, so that the public can browse, read, use or download such works. The Internet Publication Measures also require the professional editorial personnel of an Internet publishing entity to examine the published content to ensure that it complies with applicable laws. Failure to do so may subject us to fines and other penalties. The provision of online games is deemed an internet publication activity; therefore, an online game operator must (i) obtain an Internet Publishing License so that it can directly offer its online games to the public in the PRC, or (ii) publish its online games through a qualified press entity by entering into an entrustment agreement.

The Rules for the Administration of Electronic Publication, or the Electronic Publication Rules, was issued by the GAPP on February 21, 2008 and became effective on April 15, 2008. Under the Electronic Publication Rules and other regulations issued by the GAPP, online games are classified as a kind of electronic publication, and publishing of online games is required to be conducted by licensed electronic publishing entities that have been issued standard publication codes.

In order to comply with these rules and regulations, we are in the process of applying for Internet Publishing Licenses for the publication of online games on mobile and PC internet.

On May 10, 2003, the Ministry of Culture, or the MOC, promulgated the Tentative Measures for the Administration of Online Culture, or the Online Cultural Measures, which became effective on July 1, 2003 and subsequently amended on July 1, 2004 and on April 1, 2011 respectively. According to the Online Cultural Measures, internet information services providers engaging in online cultural activities, which include the dissemination and operation of gaming products, shall either obtain a license from the provincial branches of the MOC if such activities are commercial, or complete a filing of records with the provincial branches of the MOC if such activities are non-commercial. Specifically, entities are required to obtain online cultural operating licenses from the provincial branches of the MOC if they intend to commercially engage in any of the following activities: (a) production, duplication, import, publishing or broadcasting of online cultural products; (b) publishing of online cultural products on the internet or transmission thereof via the internet or mobile telecommunication networks to computers, fixed-line or mobile phones, television sets, gaming consoles or Internet café for online users to browse, review, use or download such products; or (c) exhibitions or contests related to online cultural products. If internet information services providers engage in commercial online cultural activities but fail to obtain online cultural operating licenses, they may be ordered to shut down their websites and subject to fines and penalties of confiscating illegal gain. On February 15, 2007, the MOC, the People’s Bank of China and other relevant government authorities jointly issued the Notice on Internet Cafes. The Notice on Internet Cafes authorizes the People’s Bank of China to strengthen the administration of virtual currency in web games in order to avoid any adverse impact on the economy and financial system. This notice strictly limits the total amount of virtual currency that a web game operator can issue and an individual game player can purchase. It also distinguishes virtual transactions from real transactions through electronic commerce and that specifies virtual currency should only be used to purchase virtual items.

We, through Beike Internet and Beijing Network, have obtained the Internet Culture Operation Licenses from the Beijing branch of the MOC, which collectively cover the business scope of operating gaming products through internet (including the issuance of virtual currency).

Regulation on Online Games and Foreign Ownership Restrictions

On June 3, 2010, the MOC promulgated the Provisional Administration Measures of Online Games, or the Online Game Measures, which came into effect on August 1, 2010. The Online Game Measures governs the research, development and operation of online games. It specifies that the MOC is responsible for the censorship of imported online games and the filing of records of domestic online games. The procedures for the filing of records of domestic online games must be conducted with the MOC within 30 days after the commencement date of the online operation of such online games or the occurrence date of any material alteration of such online games.

All operators of online games, or Online Game Business Operators, are required by the Online Game Measures to obtain Internet Culture Operation Licenses. An Internet Culture Operation License is valid for three years and in case of renewal, the renewal application should be submitted 30 days prior to the expiry date of such license. An Online Game Business Operator should request the valid identity certificate of game users for registration, and notify the public 60 days ahead of the termination of any online game operations or the transfer of online game operational rights. Online Game Business Operators are also prohibited from (a) setting compulsory combat in the online games without game users’ consent; (b) advertising or promoting the online games in a way that contains prohibited content, such as anything that compromises state security or divulges state secrets; and (c) inducing game users to input legal currencies or virtual currencies to gain online game products or services, by way of random draw or other incidental means. Pursuant to the Online Game Measures, the service agreements between the Online Game Business Operators and users shall contain all the clauses of a standard online game service agreement, which was issued by MOC on July 29, 2010, with no conflicts with the rest of clauses in such service agreements. We, through Beike Internet and Beijing Network, have obtained Internet Culture Operation Licenses from the Beijing branch of the MOC, which collectively cover the business scope of operating gaming products through internet (including the issuance of virtual currency).

On July 11, 2008, the General Office of the State Council promulgated the Regulation on Main Functions, Internal Organization and Staffing of the GAPP, or the Regulation on Three Provisions. On September 7, 2009, the Central Organization Establishment Commission issued the corresponding interpretations, or the Interpretations on Three Provisions. The Regulation on Three Provisions stipulates that the MOC is authorized to regulate the online game industry, while the State Administration of Press, Publication, Radio, Film and Television, or SARFT, is authorized to approve the publication of online games before their launch on the internet. The Interpretation on Three Provisions further provides that once an online game is launched on the internet, it will be completely under the administration of the MOC, and that if an online game is launched on the internet without obtaining prior approval from the SARFT, the MOC, instead of the SARFT, is directly responsible for investigation and punishment. On July 11, 2013, the General Office of the State Council promulgated the Provisions on the Main Responsibilities, Internal Institutions and Staffing of GAPP, or the Three-Decision Provisions, which reiterates the restrictions stipulated in the Regulation on Three Provisions.

On September 28, 2009, the GAPP, the National Copyright Administration, or the NCA, and the Office of the National Working Group for Combating Pornography and Illegal Publications jointly issued a Notice on Implementing the Provisions of the State Council on “Three Determinations” and the Relevant Explanations of the State Commission Office for Public Sector Reform and Further Strengthening the Administration of the Pre-approval of Online Games and Examination and Approval of Imported Online Games, or Circular 13. Circular 13 explicitly prohibits foreign investors from directly or indirectly engaging in online gaming business in China, including through variable interest entity structures, or VIE Structures. Foreign investors are not allowed to indirectly control or participate in PRC operating companies’ online games (including online mobile and PC games) operations, whether (a) by establishing other joint ventures, entering into contractual arrangements or providing technical support for such operating companies; or (b) in a disguised form such as by incorporating or directing user registration, user account management or game card consumption into online gaming platforms that are ultimately controlled or owned by foreign companies. Violations of Circular 13 will result in severe penalties. However, it is uncertain whether the above prohibitions imposed by SARFT are within its authorization as stipulated in the Regulation on Three Provisions and its interpretations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may be adversely affected by the complexity of, and uncertainties and changes in, PRC regulation on mobile and PC internet businesses and companies.”

Anti-fatigue Compliance System and Real-name Registration System

On April 15, 2007, in order to curb addictive online game-playing by minors, eight PRC government authorities, including the GAPP, the Ministry of Education, the Ministry of Public Security and the MIIT, jointly issued a circular requiring the implementation of an anti-fatigue compliance system and a real-name registration system by all PRC online games (including online mobile and PC games) operators. Under the anti-fatigue compliance system, three hours or less of continuous playing by minors, defined as game players under 18 years of age, is considered to be “healthy,” three to five hours is deemed “fatiguing,” and five hours or more is deemed “unhealthy.” Game operators are required to reduce the value of in-game benefits to a game player by half if it discovers that the amount of a time a game player spends online has reached the “fatiguing” level, and to zero in the case of the “unhealthy” level.

To identify whether a game player is a minor and thus subject to the anti-fatigue compliance system, a real-name registration system should be adopted to require online games (including online mobile and PC games) players to register their real identity information before playing online games. Pursuant to the Notice on the Commencement of Anti-fatigue and Real-name Registration of Online Games, issued by the relevant eight government authorities on July 1, 2011, which came into effect on October 1, 2011, online games (including online mobile and PC games) operators must submit the identity information of game players to the National Citizen Identity Information Center, a subordinate public institution of the Ministry of Public Security, for verification. In addition, according to the Tentative Administrative Measures on Internet Lottery Sale promulgated by the PRC Ministry of Finance, or MOF, on September 26, 2010, individuals who purchase lotteries through online systems must open an online account with their real names and identity card numbers.

Except for our bulletin board system services, online game operations and online lottery sales, we are currently not required by PRC law to ask users for their real name and personal information when they register for a user account. We cannot assure you that PRC regulators would not require us to implement compulsory real-name registration in the future. See “Item 3. Key Information—Risk Factors—Risks Relating to Doing Business in China—We may be adversely affected by the complexity of, and uncertainties and changes in, PRC regulation on mobile and PC internet businesses and companies.” In addition, we require our mobile and PC game developers to comply with the requirements under the PRC law, but we cannot assure you that such commercial partners will effectively implement the anti-fatigue rules, and any noncompliance on the part of such commercial partners may cause potential liabilities to us and in turn disrupt our operations. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—Non-compliance on the part of third parties with whom we conduct business could disrupt our business and adversely affect our results of operations.”

Regulations on Computer Information System Security Special Products

Pursuant to the Provisions for Security Protection of Computer Information Systems promulgated by the State Council on February 18, 1994, and the Measures for Administration of Detection and Sales Permits for Computer Information System Security Special Products promulgated by the MPS on December 12, 1997, producers of security special products, including hardware and software products, shall have such products detected and recognized by qualified institutions, and obtain a sales license. A new sales license is required if an approved security product has any functional changes. “Security special products” refers to special hardware and software that is used for protecting the security of computer information system. The valid term of each sales permit is two years and the extension application shall be submitted to the competent branches of the Ministry of Public Security 30 days prior to the expiration of such term.

We believe that we have obtained the applicable permits for offering Duba Anti-virus for download. However, as the upgrades of our software become more frequent and such examination and approval by the MPS may be time-consuming, we may not be able to obtain such permits for all upgrades in a timely manner, which may subject us to various penalties and adversely affect our business and results of operations.

Regulation on Advertising Business

State Administration for Industry and Commerce, or the SAIC, is the primary governmental authority regulating advertising activities in China. Regulations that apply to advertising business and foreign ownership in advertisement business primarily include:

•                  Foreign Investment Industrial Guidance Catalog, issued by the former National Development and Reform Commission and other departments, the latest version of which went effective on April 10, 2015;

•                  Advertisement Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress on October 27, 1994 and effective since February 1, 1995;

•                  Administrative Regulations for Advertising, promulgated by the State Council on October 26, 1987 and effective since December 1, 1987; and

•                  Implementation Rules for the Administrative Regulations for Advertising, promulgated by the State Council on January 9, 1988 and amended on December 3, 1998, December 1, 2000 and November 30, 2004, respectively.

According to the above regulations, companies that engage in advertising activities must each obtain, from the SAIC or its local branches, a business license which specifically includes operating an advertising business in its business scope. An enterprise engaging in advertising business within the specifications in its business scope does not need to apply for an advertising operation license, provided that such enterprise is not a radio station, television station, newspaper or magazine publisher or any other entity otherwise specified in the relevant laws or administrative regulations. Enterprises conducting advertising activities without such a license may be subject to penalties, including fines, confiscation of advertising income and orders to cease advertising operations. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant laws or regulations.

PRC advertising laws and regulations set certain content requirements for advertisements in China, including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisers, advertising agencies, and advertising distributors are required to ensure that the content of the advertisements they prepare or distribute is true and in complete compliance with applicable laws. In providing advertising services, advertising operators and advertising distributors must review the supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations. Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to verify that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. Where serious violations occur, the SAIC or its local branches may revoke such offenders’ licenses or permits for their advertising business operations.

Intellectual Property Rights

Software Registration. The State Council and the NCA have promulgated various rules and regulations and rules relating to protection of software in China, including the Regulations on Protection of Computer Software promulgated by State Council on January 30, 2013 and effective since March 1, 2013, and the Measures for Registration of Copyright of Computer Software promulgated by SARFT on February 20, 2002 and effective since the same date. According to these rules and regulations, software owners, licensees and transferees may register their rights in software with the NCA or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may be entitled to better protections.

Patent. The National People’s Congress adopted the Patent Law of the People’s Republic of China in 1984 and amended it in 1992, 2000 and 2008, respectively. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention and a ten-year term for a utility model or design, starting from the application date. Except under certain specific circumstances provided by law, any third party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder.

Copyright. The Copyright Law of the People’s Republic of China, promulgated in 1990 and amended in 2001 and 2010, or the Copyright Law, and its related implementing regulations, promulgated in 1991 and amended in 2013 are the principal laws and regulations governing the copyright related matters. The amended Copyright Law covers internet activities, products disseminated over the internet and software products, among the subjects entitled to copyright protections. Registration of copyright is voluntary, and is administrated by the China Copyright Protection Center.

On December 20, 2001, the State Council promulgated the new Regulations on Computer Software Protection, effective from January 1, 2002, which are intended to protect the rights and interests of the computer software copyright holders and encourage the development of software industry and information economy. In the PRC, software developed by PRC citizens, legal persons or other organizations is automatically copyright protected immediately after its development, without an application or approval. Software copyright may be registered with the designated agency and if registered, the certificate of registration issued by the software registration agency will be the primary evidence of the ownership of the copyright and other registered matters. On February 20, 2002, the National Copyright Administration of the PRC introduced the Measures on Computer Software Copyright Registration, which outline the operational procedures for registration of software copyright, as well as registration of software copyright license and transfer contracts. The Copyright Protection Center of China is mandated as the software registration agency under the regulations.

To address the problem of copyright infringement related to content posted or transmitted on the internet, the NCA and the MIIT jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet on April 29, 2005. These measures, which became effective on May 30, 2005, apply to acts of automatically providing services such as uploading, storing, linking or searching works, audio or video products, or other contents through the internet based on the instructions of internet users who publish contents on the internet, or the Internet Content Providers, without editing, amending or selecting any stored or transmitted content.

On May 18, 2006, the State Council issued the Regulations on Protection of the Right of Communication through Information Network, which took effect on July 1, 2006 and was amended on January 30, 2013.

Since 2005, the NCA, together with certain other PRC governmental authorities, have jointly launched annual campaigns specifically aimed to crack down on internet copyright infringement and piracy in China; these campaigns normally last for three to four months every year. According to the Notice of 2013 Campaign to Crack Down on Internet Infringement and Piracy promulgated by the NCA, the Ministry of Public Security and the MIIT on July 19, 2013, the 2013 campaign mainly targeted key internet publications such as literature, music, movies and TV series, games, cartoons, software in key areas, to strengthen the supervision of audio and video websites and e-commerce platforms and strictly crack down all kinds of internet piracy. The campaign started from June 20 and lasted for four months.

Domain Name. In September 2002, the CNNIC issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names, which were amended on May 29, 2012. On November 5, 2004, the MIIT promulgated the Measures for Administration of Domain Names for the Chinese Internet, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first tier domain name “.cn.” In February 2006, the CNNIC issued the Measures on Domain Name Dispute Resolution and relevant implementing rules, pursuant to which the CNNIC can authorize a domain name dispute resolution institution to decide disputes.

Trademark. The PRC Trademark Law, adopted in 1982 and amended in 1993, 2001 and 2013, with its implementation rules adopted in 2002, protects registered trademarks. The Trademark Office of the SAIC handles trademark registrations and grants a protection term of ten years to registered trademarks. Trademark license agreements must be filed with the Trademark Office for record.

Internet Infringement

On December 26, 2009, the Standing Committee of National People’s Congress promulgated the Tort Law of the People’s Republic of China, or the Tort Law, which became effective on July 1, 2010. Under the Tort Law, an internet user or an internet service provider that infringes upon the civil rights or interests of others through using the internet assumes tort liability. If an internet user infringes upon the civil rights or interests of another through using the internet, the person being infringed upon has the right to notify and request the internet service provider whose internet services are facilitating the infringement to take necessary measures including the deletion, blocking or disconnection of an internet link. If, after being notified, the internet service provider fails to take necessary measures in a timely manner to end the infringement, it will be jointly and severally liable for any additional harm caused by its failure to act. According to the Tort Law, civil rights and interests include the personal rights and rights of property, such as the right to life, right to health, right to name, right to reputation, right to honor, right of portraiture, right of privacy, right of marital autonomy, right of guardianship, right to ownership, right to usufruct, right to security interests, copyright, patent right, exclusive right to use trademarks, right to discovery, right to equity interests and right of heritage, among others.

Regulation of Internet Content

The PRC government has promulgated measures relating to internet content through a number of governmental agencies, including the MIIT, the MOC and the SARFT. These measures specifically prohibit internet activities, such as the operation of online games, that result in the publication of any content which is found to contain, among others, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise state security or secrets. If an ICP license holder violates these measures, its ICP license may be revoked and its websites may be shut down by the relevant government agencies.

Information Security and Censorship

Internet content in China is regulated and restricted from a state security standpoint. Internet companies in China are required to complete security filing procedures and regularly update information security and censorship systems for their websites with local public security bureau. The PRC Law on Preservation of State Secrets, which became effective on October 1, 2010 requires an internet information services providers to immediately stop disseminating any information that may be deemed to be leaked state secrets and to report such incidents in a timely manner to the state security and public security authorities. Failure to do so in a timely and adequate manner may subject the internet information services providers to liability and certain penalties given by the Ministry of State Security, the Ministry of Public Security and/or the MIIT or their respective local branches.

On December 13, 2005, the Ministry of Public Security promulgated Provisions on Technological Measures for Internet Security Protection, or the Internet Protection Measures, which took effect on March 1, 2006. The Internet Protection Measures require all internet information services operators to take proper measures including anti-virus, data back-up and other related measures, and keep records of certain information about their users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days and submit the above information as required by laws and regulations.

The National People’s Congress, China’s national legislative body, enacted the Decisions on the Maintenance of Internet Security on December 28, 2000, pursuant to which the following types of conduct may subject persons to criminal liabilities in China: (a) conduct that may pose a threat to security of internet, including gaining improper entry into a computer or system of strategic importance, or disseminate virus and similar destructive programs; (b) conduct that may adversely affect national security and social stability, including disseminate politically disruptive information and leaking state secrets; (c) conduct that may disrupt economic and social administrative order, including spreading false commercial information and infringing upon intellectual property rights; and (d) conduct that may violate the legal interests of any other person, including infringing upon privacy.

On December 11, 1997, the State Council approved the Measures for Administration of Security Protection of Internet and Computer Information Network, and the measures took effect on December 30, 1997. The measures require internet service providers to provide a monthly report of certain user information to the public security authority and assist the public security authority in investigating incidents involving breach of laws and regulations on the Internet security. In 1997, the Ministry of Public Security issued the Administration Measures on the Security Protection of Computer Information Network with Internationally Connections, which prohibits using the internet in ways which, among others, result in a leakage of state secrets or a spread of socially destabilizing content. The Ministry of Public Security has supervision and inspection powers in this regard, and relevant local security bureaus may also have jurisdiction. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.

To comply with the above laws and regulations, we have implemented measures and regularly updated our information security and content-filtering systems with newly issued content restrictions as required by the relevant laws and regulations.

Privacy Protection

On July 16, 2013, the MIIT promulgated the Regulations of Protection of Personal Information of Telecommunication Users and Internet Users, which came into effect on September 1, 2013. The regulations do not prohibit internet content providers from collecting and analyzing their users’ personal information if appropriate authorizations are obtained and if in a way that is legal, reasonable and necessary. We require our users to accept a user agreement whereby they agree to provide certain personal information to us. PRC laws and regulations prohibit internet content providers from disclosing any information transmitted by users through their networks to any third parties without the users’ authorization unless otherwise permitted by law. If an internet content provider violates these regulations, the MIIT or its local bureaus may impose penalties and the internet content provider may be liable for damages caused to its users.

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange. The core regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, as amended in August 2008, or the FEA Regulations. Under the FEA Regulations, the Renminbi is freely convertible for current account items subject to certain rules and procedures, including the distribution of dividends, and trade- and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless the prior approval of the State Administration of Foreign Exchange, or the SAFE, is obtained and prior registration with the SAFE is made.

On August 29, 2008, the SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or Circular 142, to regulate the conversion of foreign currency into Renminbi by a foreign-invested enterprise by restricting the ways in which the converted Renminbi may be used. Circular 142 stipulates that the registered capital of a foreign-invested enterprise that has been settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and cannot be used for equity investments within the PRC. Meanwhile, the SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested enterprise settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without the SAFE’s approval, and may not in any case be repayment of Renminbi loans if the proceeds of such loans have not been used. Such requirements are also known as “payment-based foreign currency settlement system” established under the SAFE Circular 142. Violations of Circular 142 may lead to severe penalties including heavy fines. On November 9, 2010, the SAFE promulgated the Circular on Relevant Issues Concerning the Strengthening the Administration of Foreign Exchange Operations, or Circular No. 59, and another supplemental circular on July 18, 2011, known as Circular 88, which both tighten the examination of the authenticity of settlement of foreign currency capital or net proceeds from overseas offerings like our initial public offering and requires that the settlement of net proceeds shall be in accordance with the description in the prospectus in connection with the offering. The SAFE further promulgated the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses, or Circular 45, on November 9, 2011, which expressly prohibits foreign-invested enterprises from using registered capital settled in Renminbi converted from foreign currencies to grant loans through entrustment arrangements with a bank, to repay inter-company loans or repay bank loans that have been transferred to a third party. As a result, Circular 142, Circular 59, Circular 88 and Circular 45 may significantly limit our ability to transfer the net proceeds from our initial public offering to our other PRC subsidiaries through Beijing Kingsoft and Conew Network, our wholly-owned subsidiaries in China, and thus may adversely affect our business expansion in China. We may not be able to convert the net proceeds into Renminbi to invest in or acquire any other PRC companies, or establish other VIEs in the PRC.

Furthermore, on April 8, 2015, the SAFE promulgated the Circular on the Reform of the Administrative Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or Circular 19, which will become effective as of June 1, 2015. This Circular 19 is to implement the so-called “conversion-at-will” of foreign currency in capital account, which was established under a circular issued by the SAFE on August 4, 2014, or Circular 36, and was implemented in 16 designated industrial parks as a reform pilot. The Circular 19 now implements the conversion-at-will of foreign currency settlement system nationally, and it will abolish the application of Circular 142, Circular 88 and Circular 36 since June 1, 2015. Among other things, under Circular 19, foreign-invested enterprises may either continue to follow the payment-based foreign currency settlement system or select to follow the conversion-at-will of foreign currency settlement system. Where a foreign-invested enterprise follows the conversion-at-will of foreign currency settlement system, it may convert any or 100% amount of the foreign currency in its capital account into RMB at any time. The converted RMB will be kept in a designated account known as “Settled but Pending Payment Account”, and if the foreign-invested enterprise needs to make further payment from such designated account, it still needs to provide supporting documents and go through the review process with its bank. If under special circumstances the foreign-invested enterprise cannot provide supporting documents in time, Circular 19 grants the banks the power to provide a grace period to the enterprise and make the payment before receiving the supporting documents. The foreign-invested enterprise will then need to submit the supporting documents within 20 working days after payment. In addition, foreign-invested enterprises are now allowed to use their converted RMB to make equity investments in China under Circular 19. However, foreign-invested enterprises are still required to use the converted RMB in the designated account within their approved business scope under the principle of authenticity and self-use. It remains unclear whether a common foreign-invested enterprise, other than such special types of enterprises as holding companies, venture capital or private equity firms, can use the converted RMB in the designated account to make equity investments if equity investment or the like is not within their approved business scope.

Dividend Distribution. The Foreign Invested Enterprise Law, promulgated in 1986 and amended in 2000, and the Implementation Rules of the Foreign Invested Enterprise Law, promulgated in 1990 and amended in 2001, are the key regulations governing distribution of dividends of foreign-invested enterprises.

Under these regulations, a wholly foreign-invested enterprise in China, or a WFOE, may pay dividends only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a WFOE is required to allocate at least 10% of its accumulated profits each year, if any, to statutory reserve funds unless its reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends. The proportional ratio for withdrawal of rewards and welfare funds for employees shall be determined at the discretion of the WFOE. Profits of a WFOE shall not be distributed before the losses thereof before the previous accounting years have been made up. Any undistributed profit for the previous accounting years may be distributed together with the distributable profit for the current accounting year.

Circular 37.  In July 2014, the SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Round-trip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014, which repealed SAFE Circular 75 effective from July 4, 2014. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents to seek offshore investment and financing and conduct round trip investment in China. Under SAFE Circular 37, an SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents for the purpose of seeking offshore financing or making offshore investment, using legitimate domestic or offshore assets or interests, while “round trip investment” refers to the direct investment in China by PRC residents through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 requires that, before making contribution into an SPV, PRC residents are required to complete foreign exchange registration with the SAFE or its local branch. SAFE Circular 37 further provides that option or share-based incentive tool holders of a non-listed SPV can exercise the options or share incentive tools to become a shareholder of such non-listed SPV, subject to registration with SAFE or its local branch.

PRC residents who have contributed legitimate domestic or offshore interests or assets to SPVs but have yet to obtain SAFE registration before the implementation of the SAFE Circular 37 shall register their ownership interests or control in such SPVs with the SAFE or its local branch. An amendment to the registration is required if there is a material change in the SPV registered, such as any change of basic information (including change of such PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. If the PRC residents fail to complete the SAFE registration, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

To our knowledge, Mr. Jun Lei, Mr. Sheng Fu and Mr. Ming Xu have completed foreign exchange registration in connection with our financings and share transfer that were completed before the end of 2013, and Mr. Fu and Mr. Xu have completed foreign exchange registration in connection with our initial public offering.

Stock Option Rules. The Administration Measures on Individual Foreign Exchange Control were promulgated by the People’s Bank of China on December 25, 2006, and their Implementation Rules, issued by the SAFE on January 5, 2007, became effective on February 1, 2007. Under these regulations, all foreign exchange matters involved in employee stock ownership plans and stock option plans participated in by onshore individuals, among others, require approval from the SAFE or its authorized branch. Furthermore, the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rules, were promulgated by the SAFE on February 15, 2012, that replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas Publicly-Listed Companies issued by the SAFE on March 28, 2007. Pursuant to the Stock Option Rules, PRC residents who are granted shares or stock options by companies listed on overseas stock exchanges based on the stock incentive plans are required to register with the SAFE or its local branches, and PRC residents participating in the stock incentive plans of overseas listed companies shall retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly-listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plans on behalf of these participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, purchase and sale of corresponding stocks or interests, and fund transfer. In addition, the PRC agents are required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agents or the overseas entrusted institution or other material changes. The PRC agents shall, on behalf of the PRC residents who have the right to exercise the employee share options, apply to the SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents. In addition, the PRC agents shall file each quarter the form for record-filing of information of the Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies with the SAFE or its local branches.

We and our PRC citizen employees who have been granted share options, or PRC optionees, have become subject to the Stock Option Rules after we became a public company in the United States. If we or our PRC optionees fail to comply with the Individual Foreign Exchange Rule and the Stock Option Rules, we and/or our PRC optionees may be subject to fines and other legal sanctions. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.”

In addition, the State Administration for Taxation has issued circulars concerning employee share options, under which our employees working in the PRC who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or if we fail to withhold their income taxes as required by relevant laws and regulations, we may face sanctions imposed by the PRC tax authorities or other PRC government authorities.

Regulation on Tax

PRC Enterprise Income Tax

The PRC enterprise income tax is calculated based on the taxable income determined under the applicable Enterprise Income Tax Law, or the EIT Law and its implementation rules. On March 16, 2007, the National People’s Congress of China enacted the EIT Law, which became effective on January 1, 2008. On December 6, 2007, the State Council promulgated the implementation rules to the EIT Law, which also became effective on January 1, 2008. The EIT Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in China, including foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions, and terminates most of the tax exemptions, reductions and preferential treatment available under the previous tax laws and regulations. According to the EIT Law and relevant regulations, subject to the approval of competent tax authorities, the income tax of an enterprise that has been determined to be a high and new technology enterprise shall be reduced to a preferential rate of 15%. An enterprise holding a valid certificate of new software enterprise is entitled to an exemption of enterprise income tax for the first two years and a 50% reduction of enterprise income tax for the subsequent three years, commencing from the first profit-making year.

Moreover, under the EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and are therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. Though the implementation rules of the EIT Law define “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise,” the only detailed guidance currently available for the definition of “de facto management body” as well as the determination of offshore incorporated PRC tax resident status and its administration are set forth in the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or Circular 82, and the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial) or SAT Bulletin No. 45, both issued by the SAT, which provide guidance on the administration as well as determination of the tax residency status of a Chinese-controlled offshore-incorporated enterprise, defined as an enterprise that is incorporated under the law of a foreign country or territory and that has a PRC company or PRC corporate group as its primary controlling shareholder.

According to Circular 82, a Chinese-controlled offshore-incorporated enterprise will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions set forth in Circular 82 are met:

•                  the primary location of the day-to-day operational management and the places where they perform their duties are in the PRC;

•                  decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval of organizations or personnel in the PRC;

•                  the enterprise’s primary assets, accounting books and records, company seals and board and shareholder resolutions are located or maintained in the PRC; and

•                  50% or more of voting board members or senior executives habitually reside in the PRC.

In addition, Bulletin No. 45 provides clarification on the resident status determination, post-determination administration, and competent tax authorities. It also specifies that when provided with a copy of PRC resident determination certificate from a resident Chinese-controlled offshore-incorporated enterprise, the payer should not withhold 10% income tax when paying certain PRC-sourced income such as dividends, interest and royalties to the Chinese-controlled offshore-incorporated enterprise.

In the event that we are considered a PRC resident enterprise, we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income.

In addition, although the EIT Law provides that dividend income between “qualified resident enterprises” is exempted income, and the implementation rules refer to “qualified resident enterprises” as enterprises with “direct equity interest,” it is unclear whether dividends we receive from our PRC subsidiaries are eligible for exemption.

According to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued by the PRC State Administration of Taxation on December 10, 2009, with retroactive effect from January 1, 2008, or SAT Circular 698, where a non-resident enterprise transfers the equity interests in a PRC resident enterprise indirectly through a disposition of equity interests in an overseas holding company (other than a purchase and sale of shares issued by a PRC resident enterprise in public securities market), PRC tax reporting and payment obligations may be triggered. On February 6, 2015, SAT issued a new guidance (Bulletin [2015] No. 7), or SAT Bulletin 7, on the PRC tax treatment of an indirect transfer of assets by a non-resident enterprise. SAT Bulletin 7 is the latest regulatory instrument on indirect transfers, extending to not only the indirect transfer of equity interests in PRC resident enterprises but also to assets attributed to an establishment in China and immovable property in China or, collectively, Chinese Taxable Assets. According to SAT Circular 698 and SAT Bulletin 7, when a non-resident enterprise engages in an indirect transfer of Chinese Taxable Assets, or Indirect Transfer, through an arrangement that does not have a bona fide commercial purpose in order to avoid paying enterprise income tax, the transaction should be re-characterized as a direct transfer of the Chinese assets and becomes taxable in China under the EIT Law, and gains derived from such indirect transfer may be subject to the PRC withholding tax at a rate of up to 10%. In addition, transferees and transferors in such indirect transfers are subject to tax withholding and reporting obligations, respectively. SAT Bulletin 7 does not replace SAT Circular 698 in its entirety. Instead, it abolishes certain provisions and provides more comprehensive guidelines on a number of issues. Among other things, SAT Bulletin 7 substantially changes the reporting requirements in SAT Circular 698, provides more detailed guidance on how to determine a bona fide commercial purpose, and also provides for a safe harbor for certain situations, including purchase and sale of shares in an offshore listed enterprise on a public market by a non-resident enterprise, which may not be subject to the PRC enterprise income tax. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We face uncertainties with respect to indirect transfer of assets or equity interests in PRC resident enterprises by their non-PRC holding companies.”

Moreover, the PRC Enterprise Income Tax Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its affiliates or related parties to the relevant tax authorities. These transactions may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year during which the transactions are conducted. In addition, on March 18, 2015, the State Administration of Taxation, or the SAT, issued the Bulletin Regarding the Enterprise Income Tax Matter in Relation to Enterprise’s Payment of Fees to Overseas Affiliated Parties, or Bulletin 16, to further regulate the transfer pricing issues in relation to the fees payment to affiliated parties. Among other things, Bulletin 16 makes it clear that the fees paid to overseas affiliated parties in the following situations cannot be deducted from the taxable income when determining a PRC company’s enterprise income tax: (a) the fees paid to an overseas affiliated party which has no substantial operating activities; (b) royalties paid for intangible properties to which the affiliated party that charges the fees only has legal title but has made no contribution to the creation of the value of such properties; and (c) the fees paid under arrangements made for listing or financing purposes. We may be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between us and our VIEs were not on an arm’s length basis and therefore constituted improper transfer pricing arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Our contractual arrangements with our VIEs may result in adverse tax consequences to us.”

PRC Business Tax and Value-added Tax (“VAT”)

On January 1, 2012, the Chinese State Council officially launched a pilot VAT reform program, or Pilot Program, applicable to businesses in selected industries. Businesses in the Pilot Program would pay VAT instead of business tax. The Pilot Industries in Shanghai included industries involving the leasing of tangible movable property, transportation services, research and development and technical services, information technology services, cultural and creative services, logistics and ancillary services, certification and consulting services. Revenues generated by advertising services, a type of “cultural and creative services,” are subject to the VAT tax rate of 6%. According to official announcements made by competent authorities in Beijing and Guangdong province, Beijing launched the same Pilot Program on September 1, 2012, and Guangdong province launched it on November 1, 2012. On May 24, 2013, the Ministry of Finance and the State Administration of Taxation issued the Circular on Tax Policies in the Nationwide Pilot Collection of Value Added Tax in Lieu of Business Tax in the Transportation Industry and Certain Modern Services Industries, or the Pilot Collection Circular. The scope of certain modern services industries under the Pilot Collection Circular extends to the inclusion of radio and television services. In August 2013, the Pilot Program was implemented throughout China. With respect to all of our PRC entities for the period prior to the implementation of the Pilot Program, revenues from online marketing services, IVAS and subscription of internet security services were subject to a 5% PRC business tax. All of our entities are subject to the Pilot Program as of December 31, 2014, or specifically, VAT of 6% in lieu of business tax for online marketing services, IVAS and subscription of internet security services that are deemed by the relevant tax authorities to be within the pilot industries.

With respect to revenues from sales of goods, including sales of software products, licensing software without transferring its copyright and sales of other goods, they are still subject to a 17% VAT pursuant to Chinese tax law. In addition, sales of self-developed software products or license fees from self-developed software are entitled to a VAT refund with respect to the tax payment over a tax rate of 3%.

Cultural Development Fee

According to applicable PRC tax regulations or rules, advertising service providers are generally required to pay a cultural development fee at the rate of 3% on the revenues (a) which are generated from providing advertising services and (b) which are also subject to the business tax or value-added tax after the Pilot Program.

Dividend Withholding Tax

Under the old EIT Law that was effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises, such as dividends paid to us by Zhuhai Juntian and Conew Network, our PRC subsidiaries, were exempt from PRC withholding tax. Pursuant to the EIT Law and its implementation rules, dividends from income generated after January 1, 2008 and distributed to us by our PRC subsidiaries are subject to withholding tax at a rate of 10%, unless non-resident enterprise investor’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation.”

As uncertainties remain regarding the interpretation and implementation of the EIT Law and its implementation rules, we cannot assure you that, if we are deemed a PRC resident enterprise, any dividends to be distributed by us to our non-PRC shareholders and ADS holders would not be subject to any PRC withholding tax. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”

Labor Laws and Social Insurance

The principal laws that govern employment include:

•                  Labor Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress on July 5, 1994, effective since January 1, 1995 and amended on August 27, 2009;

•                  Labor Contract Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress on June 29, 2007 and effective since January 1, 2008 and amended on December 28, 2012;

•                  Implementation Rules of the PRC Labor Contract Law, promulgated by the State Council on September 18, 2008 and effective since September 18, 2008;

•                  Work-related Injury Insurance Regulations, promulgated by the State Council on April 27, 2003 and effective since January 1, 2004 and amended on December 20, 2010;

•                  Interim Provisions on Registration of Social Insurance, promulgated by the Ministry of Human Resources and Social Security (formerly the Ministry of Labor and Social Security) on March 19, 1999 and effective since March 19, 1999;

•                  Interim Regulations on the Collection and Payment of Social Insurance Fees, promulgated by the State Council on January 22, 1999 and effective since January 22, 1999; and

•                  Social Insurance Law promulgated by the National People’s Congress on October 28, 2010, effective since July 1, 2011.

According to the Labor Law and Labor Contract Law, employers must execute written labor contracts with full-time employees. All employers must compensate their employees with wages equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and workplace sanitation, strictly comply with state rules and standards and provide employees with workplace safety training. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in the imposition of fines and other administrative penalties. For serious violations, criminal liability may arise.

In addition, pursuant to the Social Insurance Law promulgated by the National People’s Congress on October 28, 2010, which came into effect on July 1, 2011, employers in China are required to provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds.

M&A Regulations and Overseas Listings

On August 8, 2006, six PRC governmental agencies jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the 2006 M&A Rules, which became effective on September 8, 2006 and amended on June 22, 2009. The 2006 M&A Rules require offshore special purpose vehicles formed to pursue overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals to obtain the approval of the Chinese Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on any stock exchange overseas.

The application of the 2006 M&A Rules remains unclear. Based on the understanding on the current PRC laws, rules and regulations and the 2006 M&A Rules of our PRC legal counsel, Global Law Office, prior approval from the CSRC is not required under the 2006 M&A Rules for the listing and trading of the ADSs on NYSE because the CSRC approval requirement applies to SPVs that acquired equity interests of any PRC company that are held by PRC companies or individuals controlling such SPV and seek overseas listing, and our PRC subsidiaries were incorporated as wholly foreign-owned enterprises by means of direct investment rather than by merger or acquisition by our company of the equity interest or assets of any “domestic company” as defined under the 2006 M&A Rules, and no provision in the 2006 M&A Rules classifies the contractual arrangements between our company, our PRC subsidiaries and any of our VIEs, either by each agreement itself or taken as a whole, as a type of acquisition transaction falling under the 2006 M&A Rules. However, as there has been no official interpretation or clarification of the 2006 M&A Rules, there is uncertainty as to how this regulation will be interpreted or implemented.

Considering the uncertainties that exist with respect to the issuance of new laws, regulations or interpretation and implementing rules, the opinion of Global Law Office, summarized above, is subject to change. If the CSRC or another PRC regulatory agency subsequently determines that prior CSRC approval was required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies.

Regulations on Online Lottery Sales

The major rules and regulations currently in effect and applicable to online lottery sales include Regulation on Administration of Lottery, promulgated by the State Council on May 4, 2009 and effective as of July 1, 2009, or the Lottery Regulation, and the Tentative Administration Measures on Internet Lottery Sale, promulgated by the Ministry of Finance, or the MOF, on September 26, 2010, or the Lottery Measures, and effective upon the promulgation. Moreover, on January 18, 2012, the Implementation Rules of the Lottery Administration Regulations, or the Lottery Implementation Rules, were jointly issued by the MOF, the PRC Ministry of Civil Affairs and the State General Administration of Sports and became effective as of March 1, 2012. Pursuant to the Tentative Administration Measures on Internet Lottery Sale, lottery sales agents conducting sales online are required to obtain an approval from the MOF and meet certain criteria, including, among others (i) having a minimum registered capital of RMB50 million, (ii) adequate organizational, internal control and risk management systems, (iii) together with the senior management, have no criminal or bad credit record within past five years, and (iv) having obtained an ICP license. Pursuant to the Lottery Regulation and the Lottery Implementation Rules, welfare lotteries and sports lotteries sold in China must be issued by lottery issuance authorities and sold through lottery sales offices established by provincial governments. The lottery issuance authorities and lottery sales offices may authorize other entities or individuals as their lottery sales agents. The Lottery Implementation Rules explicitly stipulate that the welfare lotteries and sports lotteries sold without the MOF’s approval and an authorization from a lottery issuance authority or lottery sales office may be categorized as illegal lotteries. Therefore, in addition to MOF’s approval, the Lottery Implementation Rules further request online lottery sales agents to obtain proper authorization from a lottery issuance  authority or lottery sales office to conduct lottery business. In December 2012, the MOF issued the Lottery Distribution and Sale Administration Measures, which became effective on January 1, 2013. These new measures expressly allow qualified lottery sales agents service providers cooperating with lottery issuance authorities or lottery sales offices that meet the eligibility criteria mentioned above  to engage in online lottery sales as approved by the MOF. However, there are no associated implementation rules. Lottery sales agents and service providers will act as agents or cooperating entities for the relevant lottery issuance authorities and/or authorized lottery sales offices and must enter into lottery agency agreements or cooperation agreements with the competent lottery issuance authorities and/or authorized lottery sales offices before engaging in lottery sales on their behalf. On January 15, 2015, the MOF, the State General Administration of Sports and the Ministry of Civil Affairs jointly issued the Notice on Issues Related to Self-Inspection and Self-Remedy of Unauthorized Online Lottery Sales to order their provincial and municipal branches to conduct inspection and take remedial measures for unauthorized online lottery sales within their respective jurisdictions. The scope of inspection includes, among other things, commercial contract arrangements, online lottery products, lottery sales data exchange, online lottery sales channels, and sales commission fees in connection with unauthorized engagements of online sales agents by lottery administration centers. The Notice is aimed at sanctioning unauthorized online lottery sales. The provincial and municipal branches are required to submit a formal report on the result of self-inspection and self-remedy by March 1, 2015 to the authorities for further review. Furthermore, on April 3, 2015, eight competent government authorities, namely, the MOF, the Ministry of Public Security, the SAIC, the MIIT, Ministry of Civil Affairs, People’s Bank of China, the General Administration of Sports of China and China Banking Regulatory Commission, jointly released a public bulletin with regard to online lottery sales in China, or Bulletin 18. The Bulletin 18 mandates, among other things, that (i) all institutions, online entities, or individuals which provide unauthorized online lottery sales services, either directly or through agents, shall immediately cease such services and all provincial governmental authorities of finance, civil affairs and sports shall investigate and sanction unauthorized online lottery sales in their respective jurisdictions according to relevant laws and regulations; and (iii) lottery issuance authorities that plans to sell lottery products online shall obtain a consent from the Ministry of Civil Affairs or the General Administration of Sports of China in order to submit an application for written approval by the MOF.

C.                                    Organizational Structure

Foreign ownership of internet-based and mobile-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates internet access, distribution of online information, online advertising, distribution and operation of online games and online lottery services through strict business licensing requirements and other government regulations. These laws and regulations also limit foreign ownership of PRC companies that provide internet information services to no more than 50%. In addition, foreign investors are prohibited from investing in or operating, among other things, any entities that operate internet cultural activities such as online games.

As a Cayman Islands company, in order for us to be able to carry on our business in China, we conduct our operations in China primarily through our VIEs including Beijing Antutu, Beike Internet, Guangzhou Network and Beijing Network and a subsidiary of Beike Internet. Each of Beike Internet (which is owned as to 35% by Mr. Sheng Fu and 65% by Ms. Weiqin Qiu) and Beijing Network (which is owned as to 50% by Mr. Ming Xu and 50% by Mr. Wei Liu) holds the requisite ICP licenses. We have been and are expected to continue to be dependent on our VIEs to operate our business if the then PRC law does not allow us to directly operate such business in China. We believe that under these contractual arrangements, we have sufficient control over our VIEs and their respective shareholders to renew, revise or enter into new contractual arrangements prior to the expiration of the current arrangements on terms that would enable us to continue to operate our business in China validly and legally.

Our contractual arrangements with each of our VIEs and their shareholders enable us to:

•                  exercise effective control over our VIEs and a VIE’s subsidiary;

•                  receive substantially all of the economic benefits of our VIEs  and a VIE’s subsidiary in consideration for the services provided by Beijing Security and Conew Network, our wholly-owned subsidiaries in China; and

•                  have an exclusive option to purchase all of the equity interests in our VIEs and a VIE’s subsidiary, when and to the extent permitted under PRC law, regulations or legal proceedings.

The following diagram illustrates our corporate structure, including our subsidiaries, VIEs and a VIE’s subsidiary as of the date of this annual report:

Notes:

(1)         See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” for the other beneficial owners of our company.

(2)         We exercise effective control over Beijing Network through contractual arrangements with Beijing Network and Mr. Ming Xu and Mr. Wei Liu, who owns 50% and 50% equity interests in Beijing Network, respectively.

(3)         We exercise effective control over Beijing Conew through contractual arrangements with Beijing Conew and Mr. Sheng Fu and Mr. Ming Xu, who owns 62.73% and 37.27% equity interests in Beijing Conew, respectively. Beijing Conew has remained dormant since October 2010.

(4)         We exercise effective control over Beijing Antutu through contractual arrangements with Beijing Antutu and Mr. Ming Xu and Mr. Wei Liu, who owns 50% and 50% equity interests in Beijing Antutu, respectively.

(5)         We exercise effective control over Beike Internet through contractual arrangements with Beike Internet and Mr. Sheng Fu and Ms. Weiqin Qiu, who owns 35% and 65% equity interests in Beike Internet, respectively.

(6)         We exercise effective control over Guangzhou Network through contractual arrangements with Guangzhou Network and Mr. Ming Xu and Ms. Weiqin Qiu, who owns 50% and 50% equity interests in Guangzhou Network, respectively.

Pursuant to the latest version of Catalogue for the Guidance of Foreign Investment Industries, Zhuhai Juntian is currently engaged in the business of (i) development of system software, which is an encouraged foreign investment industry, and (ii) sale of system software, which is a permitted foreign investment industry.

Beijing Security is currently engaged in the business of technology promotion, technology development, technology service and technology consultancy, sale of computers, software, auxiliary devices and electronic products, computer animation design, investment consultancy and advertisement design, production, agency and publication, all of which are permitted foreign investment industries under the latest version of Catalogue for the Guidance of Foreign Investment Industries.

Conew Network is currently engaged in the business of research and development of digital technology, telecommunication technology and relevant products, self-technology transfer, technology service, technology consultancy and computer technology training, sale of self-developed products, graphic design, business consultancy and investment consultancy, all of which are permitted foreign investment industries under the latest version of Catalogue for the Guidance of Foreign Investment Industries.

Chongqing Calendar Technology Co., Ltd. is currently engaged in the business of research and development of digital technology, telecommunication technology and relevant products, self-technology transfer, development of computer hardware and software, technology service, technology consultancy and computer technology training, sale of self-developed products, graphic design, business consultancy and investment consultancy, all of which are permitted foreign investment industries under the latest version of Catalogue for the Guidance of Foreign Investment Industries.

Contractual Arrangements with Our VIEs

The following is a summary of the currently effective contracts among our subsidiary Beijing Security, our VIE Beike Internet, and the shareholders of Beike Internet. We have entered into substantially similar contractual arrangements as described above with three other VIEs, including Beijing Antutu, Guangzhou Network, and Beijing Network.

Agreements that provide us with effective control over Beike Internet

Business operation agreement. Pursuant to the business operation agreement by and among Beijing Security, Beike Internet and its shareholders, Beike Internet and its shareholders agreed to accept and follow Beijing Security’s suggestions on their daily operations and financial management. The shareholders of Beike Internet must appoint candidates designated by Beijing Security to its board of directors and appoint candidates designated by Beijing Security as senior executives of Beike Internet. In addition, the shareholders of Beike Internet confirm, agree and jointly guarantee that Beike Internet shall not engage in any transaction that may materially affect its assets, business, employment, obligations, rights or operations without the prior written consent of Beijing Security. The shareholders of Beike Internet also agree to unconditionally pay or transfer to Beijing Security any bonus, dividends, or any other profits or interests (in whatever form) that they are entitled to as shareholders of Beike Internet, and waives any consideration connected therewith. The agreement has a term of ten years, unless terminated at an earlier date by Beijing Security. Neither Beike Internet nor its shareholders may terminate this agreement.

Shareholder voting proxy agreement. Under the shareholder voting proxy agreement by and among Beijing Security, Beike Internet and its shareholders, each of Beike Internet’s shareholders irrevocably nominates, appoints and constitutes any person designated by Beijing Security as its attorney-in-fact to exercise on such shareholder’s behalf any and all rights that such shareholder has in respect of its equity interests in Beike Internet (including but not limited to the voting rights and the right to nominate executive directors of Beike Internet). This proxy agreement has a term of ten years unless terminated at an earlier date by a written agreement among the signing parties. Unless Beijing Security notifies the other parties to this agreement not to renew this agreement, the term of this agreement will automatically extend on a yearly basis.

Equity pledge agreement. Under the equity pledge agreement between Beijing Security, Beike Internet and its shareholders, the shareholders of Beike Internet have pledged all of their respective equity interests in Beike Internet to Beijing Security to guarantee (i) the performance of all the contractual obligations of Beike Internet and its shareholders under this agreement, the exclusive technology development, support and consultancy agreement, business operation agreement, loan agreement, exclusive equity option agreement, and the shareholder voting proxy agreement, and (ii) the repayment of all liabilities that may be incurred under all of the aforementioned agreements. Beijing Security has the absolute right to appoint any attorney-in-fact to exercise its rights and powers under this agreement. In the event of default, Beijing Security has the first priority to be compensated through the sale or auction of the equity interests pledged. The shareholders of Beike Internet agreed to waive their dividend rights in relation to all of the equity interests pledged until such pledge has been lawfully discharged. This pledge will remain effective until all the guaranteed obligations have been performed or all the guaranteed liabilities have been repaid. We have completed the registration of equity pledge relating to each of our VIEs with the relevant government authorities in China.

Agreement that transfers economic benefits to us

Exclusive technology development, support and consultancy agreement. Under the exclusive technology development, support and consultancy agreement between Beijing Security and Beike Internet, Beijing Security has the exclusive right to provide Beike Internet with services related to Beike Internet’s business, including but not limited to technology development, support and consulting services. Beijing Security has the sole right to determine the service fees and settlement cycle, and the service fees shall in no event be less than 30% of the pre-tax revenue of Beike Internet in relation to the relevant service. Beijing Security will exclusively own any intellectual property arising from the performance of this agreement. This agreement will be effective unless terminated according to the terms of the agreement or otherwise terminated by mutual agreement of the signing parties.

Agreements that provide us with the option to purchase the equity interest in Beike Internet

Loan agreements. Under the loan agreements by and among Beijing Security and the shareholders of Beike Internet, Beijing Security will make interest-free loans in an aggregate amount of RMB7.2 million to the two individual shareholders of Beike Internet, for the sole purpose of contributing to the registered capital of Beike Internet. The loans have no definite maturity date. Beijing Security may request repayment at any time, and either shareholder of Beike Internet may offer to repay part or all of the loan at any time. The shareholders of Beike Internet shall, subject to the PRC laws, repay the loans by transferring the equity interest they hold in Beike Internet to Beijing Security or a third party that it designates.

Exclusive equity option agreement. Under the exclusive equity option agreement by and among Beijing Security, Beike Internet and its shareholders, Beijing Security was granted an irrevocable exclusive option to acquire, or designate a third party to acquire, all or part of the equity interest owned by the shareholders in Beike Internet at any time at an exercise price that is equal to the minimum price permitted under the PRC laws. Any amount in excess of the corresponding loan amount shall be refunded by the shareholders of Beike Internet to Beijing Security, or Beijing Security may deduct the excess amount from the consideration to be paid. The agreement will remain effective until all the equity interests in Beike Internet has been lawfully transferred to Beijing Security or a designated third party pursuant to the terms of this agreement.

Financial support undertaking letter. Beijing Security has executed a financial support undertaking letter addressed to Beike Internet, pursuant to which Beijing Security irrevocably undertakes to provide unlimited financial support to Beike Internet to the extent permissible under the applicable PRC laws and regulations, regardless of whether Beike Internet has incurred an operational loss. The form of financial support includes but is not limited to cash, entrusted loans and borrowings. Beijing Security will not request repayment of any outstanding loans or borrowings from Beike Internet if Beike Internet or its shareholders do not have sufficient funds or are unable to repay such loans or borrowings. The letter is effective from the date of full execution of the other agreements in connection with the VIE structure until the earlier of (i) the date on which all of the equity interests of Beike Internet have been acquired by Beijing Security or its designated representative(s), and (ii) the date on which Beijing Security in its sole and absolute discretion unilaterally terminates this letter.

In addition to the above contracts, the spouses of certain shareholders of our VIEs have executed spousal consent letters. Pursuant to the spousal consent letters, the spouses acknowledged that certain equity interests in the respective VIEs held by and registered in the name of his or her spouse will be disposed of pursuant to relevant arrangements under the shareholder voting proxy agreement, the exclusive equity option agreement, the equity pledge agreement and the loan agreement. These spouses undertake not to take any action to interfere with the disposition of such equity interests, including, without limitation, claiming that such equity interests constitute communal marital property.

As a result of these contractual arrangements, we are considered the primary beneficiary of the VIEs as we have the power to direct activities of these entities and can receive substantially all economic interests in these entities even though we do not necessarily receive all of the VIEs’ revenues. Accordingly, we treat them as our VIEs under U.S. GAAP and have consolidated the results of operation of the VIEs and a VIE’s subsidiary in our consolidated financial statements in accordance with U.S. GAAP. The VIEs and a VIE’s subsidiary together contributed 65.3%, 91.0% and 87.1% of our revenues for the years ended December 31, 2012, 2013 and 2014, respectively.

In the opinion of our PRC legal counsel, Global Law Office:

•                  the corporate structure of our PRC subsidiaries, VIEs and a VIE’s subsidiary does not and will not result in any violation of all existing PRC laws and regulations;

•                  each of the VIE agreements among either Beijing Security or Conew Network, each of our VIEs and its respective shareholders (as the case may be) governed by PRC law are valid and binding, and do not result in any violation of PRC laws or regulations currently in effect; and

•                  each of our PRC subsidiaries, VIEs and a VIE’s subsidiary has all necessary corporate power and authority to conduct its business as described in its business scope under its business license. The business licenses of each of our PRC subsidiaries, VIEs and a VIE’s subsidiary are in full force and effect. Each of our PRC subsidiaries, VIEs and a VIE’s subsidiary is capable of suing and being sued and may be the subject of any legal proceedings in PRC courts. To the best of our PRC legal counsel’s knowledge after due inquiries, none of our PRC subsidiaries, VIEs and a VIE’s subsidiary or their respective assets is entitled to any immunity, on the grounds of sovereignty, from any action, suit or other legal proceedings, or from enforcement, execution or attachment.

We have been advised by our PRC legal counsel, Global Law Office, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the aforesaid business we engage in, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure” for “—If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC governmental restrictions on foreign investment in internet businesses, or if these laws or regulations or interpretations of existing laws or regulations change in the future, we could be subject to severe penalties, including the shutting down of our platform and our business operations” and “—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

D.                                    Property, Plants and Equipment

As of March 31, 2015, our principal executive offices were located on leased premises comprising approximately 10,841 square meters in Beijing, China. This facility accommodates our management headquarters, principal development, engineering, legal, finance and administrative activities. We also have research and development centers in Zhuhai, Guangzhou, Zhengzhou, Suzhou, Chongqing and Hangzhou, China, and an office in Silicon Valley.

Our servers are hosted in leased internet data centers in different areas of China. These data centers are owned and maintained by third party data center operators. We believe that our existing facilities are sufficient for our current needs and we will obtain additional facilities, principally through leasing, to accommodate our future expansion plans.

Item 4A.                Unresolved Staff Comments

None.

Item 5.                                                         Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations is based upon, and should be read in conjunction with, our audited consolidated financial statements and the related notes included in this annual report. This report contains forward-looking statements. See “Forward-Looking Statements.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.                                    Operating Results

Overview

We operate a platform that offers mobile and PC applications for our users and global content distribution channels for our customers, both of which are powered by our proprietary cloud-based data analytics engines. Our mission critical applications, including Clean Master, CM Security, Battery Doctor and Duba Anti-virus, help make the internet and mobile experience speedier, simpler and safer for users worldwide.

Although substantially all of our applications are free to our users, our large user base presents monetization opportunities for us and our customers. We generate revenues from our online marketing services primarily by referring user traffic and selling advertisements on our mobile and PC platforms. We generated 73.8%, 81.7% and 75.0% of our revenues from online marketing services in 2012, 2013 and 2014, respectively. We also generate revenues by providing internet value-added services, currently mainly from online games.

We have achieved significant growth in recent years. Our revenues increased from RMB287.9 million in 2012 to RMB749.9 million in 2013, representing a 160.5% growth, and further to RMB1,763.6 million (US$284.2 million) in 2014, representing a 135.2% growth. Our net income attributable to Cheetah Mobile shareholders increased from RMB9.8 million in 2012 to RMB62.0 million in 2013, representing a 530.0% increase, and further increased by 9.6% to RMB67.9 million (US$11.0 million) in 2014.

We believe mobile presents massive opportunities and we have made significant investments in mobile internet to capitalize on these opportunities. Our mobile user base has grown rapidly since we launched our first mobile application, Battery Doctor, in July 2011. Our mobile applications attracted 395.4 million monthly active users in December 2014. Our mobile strategy has been focusing on the development of applications for the Android platform. As of December 31, 2014, we have created 32 core mobile applications for Android, compared to 15 for iOS. Accordingly, the popularity of the Android ecosystem and the use of Android devices have, and will continue to have, material impacts on our overall results of operations. We are still in the early stage of monetizing our mobile applications and the revenues generated from our mobile applications accounted for only approximately 2.2%, 7.4% and 26.4% of our total revenues in 2012, 2013 and 2014, respectively.

Our business has rapidly expanded internationally since we released our Clean Master overseas version in September 2012. As of December 31, 2014, approximately 68.8% of our mobile monthly active users were from overseas markets, mostly the United States, Asia (excluding China) and Europe, compared to 53.2% as of December 31, 2013. Since we began to monetize our overseas operations in the second quarter of 2014, overseas revenues have increased significantly to 23.6% of our total revenues and 62.6% of our mobile revenues in the fourth quarter of 2014. Overseas revenues accounted for 12.6% of our total revenues and 47.7% of our mobile revenues for the year ended December 31, 2014. As we continue to deepen our global penetration and increase the level of monetization in overseas markets, we expect that our overseas revenues will continue to increase and become a major growth driver for both our mobile and total revenues.

We have invested heavily in research and development and selling and marketing to grow our mobile business. Operating expenses as a percentage of our revenues have increased from 68.9% in 2013 to 72.4% in 2014. In 2015, we expect to further increase our investments in marketing spending to grow our user base, and in the expansion of our mobile business team to develop mobile applications and expand our mobile business in the global market. We expect our operating expenses will increase in absolute amount and as a percentage of revenues in 2015. We believe that our investments will contribute to value creation in the long term.

Selected Statement of Operations Items

Revenues

We generate revenues from online marketing services, internet value-added services, or IVAS, and internet security services and others. The following table sets forth the principal components of our revenues by amount and as a percentage of our revenues for the periods presented.

	Year Ended December 31,
	2012		2013		2014
	RMB	% of Revenues	RMB	% of Revenues	RMB	US$	% of Revenues
	(in thousands, except percentages)
Online marketing services	212,443	73.8	612,565	81.7	1,322,612	213,166	75.0
IVAS	2,354	0.8	83,155	11.1	400,671	64,576	22.7
Internet security services and others	73,130	25.4	54,191	7.2	40,296	6,495	2.3
Revenues	287,927	100.0	749,911	100.0	1,763,579	284,237	100.0

Online Marketing Services

Revenues from our online marketing services accounted for 73.8%, 81.7% and 75.0% of our revenues in 2012, 2013 and 2014, respectively. We generate online marketing revenues primarily by referring user traffic and selling advertisements on our mobile and PC platforms. The fee arrangements generally include cost per sale, cost per click, cost per time or cost per installation for actions that originate from our platform. We believe that the most significant factors affecting revenues from online marketing include:

•                  User base and user engagement. We believe a large, loyal and engaged user base would help us retain existing customers and attract more customers seeking online marketing services and at the same time gives us more pricing power. It also results in more user impressions, clicks, sales or other actions that generate more fees for performance-based marketing. In particular, a large and engaged mobile user base is crucial for the long-term growth of our online marketing services. We plan to increase our spending on marketing activities to further grow our global mobile user base.

•                  Revenue sharing and fee arrangements with our significant customers. A small number of customers have contributed a majority of our online marketing service revenues. Changes in the revenue sharing or fee arrangements with these significant customers may materially affect our online marketing services revenues. For example, changes from pay per click to pay per sale arrangements may result in a smaller percentage of revenue-generating traffic. Likewise, changes in the fee rate we receive per click or per sale may affect our online marketing services revenues. Although changes in the revenue sharing and fee arrangements with our individual customer may affect our revenues positively or negatively, our array of choices helps to increase our overall customer base and our ability to tailor fee arrangements to the needs of our customers.

•                  Ability to increase the number of customers. We had over 950 customers in 2014, including business partners such as Facebook and Google. Our ability to increase our number of customers depends on whether we can provide integrated marketing services and help the customers more precisely reach their targeted audience, the effectiveness of our direct sales efforts, our ability to successfully acquire additional customer base through acquisition of complementary businesses, and our ability to increase our range of cooperation with existing business partners such as Facebook and Google.

•                  Optimal utilization of advertising inventory. Certain categories of customers are willing to offer higher rates for our online marketing services due to the high return on investment they can achieve on our platform. Our ability to source high quality customers within the appropriate categories that our users are interested in and our ability to optimize the allocation of our advertising inventory to these customers can help improve our online marketing services revenues.

IVAS

Revenues from IVAS accounted for 0.8%, 11.1% and 22.7% of our revenues in 2012, 2013 and 2014, respectively. IVAS in these periods mainly include publishing online games.

We believe that the most significant factors affecting our IVAS revenues include:

•                  Popularity of games on our platform. We began publishing games in the third quarter of 2012 and had more than 840 games in our game centers as of December 31, 2014 . Our revenues from game publishing depend on our ability to select and publish popular and engaging games. The popularity of the games we publish directly affects the number of users we attract and the revenues generated from such games.

•                  Game publishing arrangements. We have two types of game publishing arrangements. Under a joint operating arrangement, we jointly operate games with game developers and publishers without paying license fees or incurring significant promotional expenses. We share user payments with game developers and publishers. As of December 31, 2014, most of the games on our platform were under joint operating arrangements. Under an exclusive publishing arrangement, we pay royalty fees and upfront license fees to developers, share a portion of user payments with certain publishers, and promote and operate the games at our own costs. The popularity of the games has a larger impact in revenues for exclusive publishing arrangement as we bear higher risks and potentially receive higher rewards under this arrangement.

•                  Number of paying users for games. Games published on our platform are free to play and we generate revenues from users’ purchase of in-game virtual items. Since we started publishing games, the number of monthly paying users has grown significantly. We calculate the number of paying users during a given period as the cumulative number of paying user accounts that have purchased virtual items at least once during the relevant period. We expect the number of monthly paying users to continue to grow as we publish more popular games, especially mobile games, on our platform and further strengthen our game distribution capabilities through our mobile applications.

•                  Other services. Capitalizing on our large user base, we plan to continue to launch new value added services for new revenue opportunities on our platform.

Internet Security Services and Others

Revenues from internet security services and others accounted for 25.4%, 7.2% and 2.3% of our revenues in 2012, 2013 and 2014, respectively. Internet security services and others revenues mainly include subscription services such as game acceleration and instant data recovery for our paying members, and license fees from Kingsoft Japan, one of Kingsoft Corporation’s subsidiaries. In 2012 and 2013, this revenue item also included revenues from enterprise security services that were subsequently transferred from our company to an equity investee. We expect revenues from internet security services to decline as we continue to remodel our business into a mobile-oriented platform.

Cost of Revenues

Historically, cost of revenues consisted primarily of bandwidth costs, server custody fees and depreciation of servers and other equipment (collectively, bandwidth and IDC costs), personnel costs, content and channel costs, amortization of acquired intangible assets, and VAT, business tax, and related surcharges.

Bandwidth and IDC costs consist of fees that we pay to telecommunication carriers and other service providers for hosting our servers at their internet data centers and purchasing bandwidth as well as depreciation of our servers and other equipment that are directly related to our business operations and technical support. We expect our bandwidth and IDC costs to increase as our user traffic continues to grow.

Personnel costs include salaries and benefits, including share-based compensation, for our employees involved in the operation of our game publishing business and maintenance of servers. We expect personnel costs to increase as we hire additional operational employees in line with the expansion of our business.

Content and channel costs consist primarily of the fees shared by the third-party game developers, commission fees paid to distribution platforms and payment channels, and amortization of license fees paid for exclusively licensed games.

Amortization of acquired intangible assets primarily represents amortization of intangible assets through acquisitions or business combinations.

Going forward, as we continue to (i) develop our game publishing services, (ii) conduct business combinations and acquisitions, and (iii) increase cooperation with advertising publishers, we expect that the content and channel costs associated with game publishing business, amortization of acquired intangible assets, and the share of revenues paid to advertising publishers will become more significant components of our cost of revenues and our gross margin will decrease accordingly.

Operating Expenses

Our operating expenses consist of (i) research and development expenses, (ii) selling and marketing expenses and (iii) general and administrative expenses. The following table sets forth the components of our operating expenses for the periods indicated, both in absolute amounts and as percentages of our revenues.

	Year Ended December 31,
	2012		2013		2014
	RMB	% of Revenues	RMB	% of Revenues	RMB	US$	% of Revenues
	(in thousands, except percentages)
Operating expenses:
Research and development	114,329	39.7	217,846	29.0	436,840	70,406	24.8
Selling and marketing	57,167	19.9	201,504	26.9	580,610	93,577	32.9
General and administrative	34,408	12.0	97,817	13.0	260,047	41,912	14.7
Total operating expenses	205,904	71.6	517,167	68.9	1,277,497	205,895	72.4

Research and Development Expenses. Research and development expenses consist primarily of salaries and benefits, including share-based compensation expenses, for our research and development employees. These expenditures are generally expensed as incurred. We expect our research and development expenses to increase as we continue to expand our research and development team to develop better applications for our users and a more sophisticated mobile advertising platform.

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of salaries and benefits, including share-based compensation expenses, related to personnel involved in our selling and marketing efforts and general marketing and promotion expenses. We expect our selling and marketing expenses to increase significantly as we plan to expand our mobile business and deepen our global penetration.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and benefits, including share-based compensation expenses, related to our general and administrative personnel, professional service fees, and other administrative expenses. We expect our general and administrative expenses to increase as our business grows and as we incur increased expenses related to complying with our reporting obligations under the U.S. securities laws as a public company.

Taxation

Cayman Islands. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands. Additionally, upon payments of dividends by our company to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands. A BVI business company subject to the provisions of the BVI Business Companies Act, 2004 (as amended) is exempt from all provisions of the Income Tax Ordinance of the BVI (including with respect to all dividends, interests, rents, royalties, compensation and other amounts payable by such company to persons who are not persons resident in the BVI).

Capital gains realized with respect to any shares, debt obligations or other securities of a company by persons who are not persons resident in the BVI are also exempt from all provisions of the Income Tax Ordinance of the BVI.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not persons resident in the BVI with respect to any shares, debt obligations or other securities of a company, save for interest payable to or for the benefit of an individual resident in the European Union.

United States. Cheetah Mobile America was incorporated in the United States and is subject to federal income tax rate of 35% for the years ended December 31, 2013 and 2014, respectively. No provision for federal income tax has been made in the consolidated financial statements as it had no assessable profits for the years ended December 31, 2013 and 2014.

Hong Kong. Cheetah Technology, Zoom Interactive and Hong Kong Youloft Technology Limited, or Youloft, were incorporated in Hong Kong and are subject to Hong Kong profits tax at a rate of 16.5%. No provision for Hong Kong profits tax has been made for Cheetah Technology as it had no assessable profits for the years ended December 31, 2012 and 2014. For the year ended December 31, 2013, Cheetah Technology was in a gain position subject to profits tax at a rate of 16.5%. Zoom Interactive and Youloft were in a gain position subject to profits tax at a rate of 16.5% for the year ended December 31, 2014.

PRC.

Enterprise income tax. Our subsidiaries, VIEs and a VIE’s subsidiary are subject to the statutory rate of 25% in accordance with the EIT Law, with exceptions for certain preferential tax treatments. Under relevant government policies, enterprises qualified as “new software enterprise” are entitled to a two-year exemption and three-year 50% reduction on enterprise income tax commencing from the first profit-making year. Enterprises qualified as “high and new technology enterprise” are entitled to a preferential rate of 15%. A few of our PRC subsidiaries or VIEs, including Beijing Security, Beike Internet, Beijing Network and Conew Network, are qualified as “new software enterprise” and some of our other PRC subsidiaries or VIEs, including Zhuhai Juntian, Beijing Security, Beike Internet, Beijing Network and Conew Network, have obtained the “high and new technology enterprise” certificate. Zhuhai Juntian was eligible for a preferential tax rate of 12.5%, 12.5% and 15% for the years ended December 31, 2012, 2013 and 2014, respectively. Beijing Security was eligible for a preferential tax rate of 12.5% from 2012 to 2014.  Each of Beike Internet, Beijing Network and Conew Network was in a loss position for the year ended December 31, 2012, and obtained a new software enterprise certificate in 2013. As a result, Beike Internet and Conew Network were eligible for a 0% preferential tax rate for the years ended December 31, 2013 and 2014. Beijing Network was still in a loss position for the years ended December 31, 2013 and 2014, and will be eligible for a 0% preferential tax rate commencing from its first profit-making year. Our remaining VIEs and a VIE’s subsidiary were subject to enterprise income tax at a rate of 25% for the years ended December 31, 2012, 2013 and 2014.

Withholding tax. Under the EIT Law and its implementation rules, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our PRC subsidiaries, to any of its non-resident enterprise investors, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% EIT, namely withholding tax, unless non-resident enterprise investor’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax. The Cayman Islands, where our company is incorporated, and the British Virgin Islands, where our subsidiary Conew.com Corporation was incorporated, do not have such tax treaties with China. Our U.S. subsidiary is not an immediate holding company of any of our PRC subsidiaries. Under the Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, the dividend withholding tax rate may be reduced to 5%, if a Hong Kong resident enterprise that receives a dividend is considered a non-PRC tax resident enterprise and holds at least 25% of the equity interests in the PRC enterprise distributing the dividends, subject to approval of the PRC local tax authority. However, if the Hong Kong resident enterprise is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividends may remain subject to withholding tax at a rate of 10%. Accordingly, Cheetah Technology Corporation Limited may be able to enjoy the 5% withholding tax rate for the dividends it receives from our PRC subsidiaries if it satisfies the relevant conditions under tax rules and regulations, and obtains the approvals as required.

PRC business tax and VAT. On January 1, 2012, the Chinese State Council officially launched a pilot VAT reform program, or Pilot Program, applicable to businesses in selected industries. Businesses in the Pilot Program would pay VAT instead of business tax. The Pilot Program imposes VAT in lieu of business tax for certain “modern service industries” in certain regions and eventually expands to nation-wide in August 2013. According to the implementation circulars released by the Ministry of Finance and the State Administration of Taxation on the Pilot Program, the “modern service industries” include industries involving the leasing of tangible movable property, research and development and technical services, information technology services, cultural and creative services, logistics and ancillary services, certification and consulting services, and radio and television services. With respect to all of our PRC entities for the period prior to the implementation of the Pilot Program, revenues from online marketing services, IVAS and subscription of internet security services were subject to a 5% PRC business tax. All of our entities were subject to the Pilot Program as of December 31, 2014, or specifically, VAT of 6% in lieu of business tax for online marketing services, IVAS and subscription of internet security services that are deemed by the relevant tax authorities to be within the pilot industries. In addition, cultural business construction fee is imposed at the rate of 3% on revenues derived from our online marketing services.

With respect to revenues from sales of goods, including sales of software products, licensing software without transferring its copyright and sales of other goods, they are still subject to a 17% VAT pursuant to Chinese tax law. In addition, sales of self-developed software products or license fees from self-developed software are entitled to a VAT refund with respect to the tax payment over a tax rate of 3%. With the adoption of the Pilot Program, our revenues subject to VAT payable on goods sold or taxable services provided by a general VAT taxpayer for a taxable period is the net balance of the output VAT for the period after crediting the input VAT for the period. Hence, the amount of VAT payable does not result directly from output VAT generated from goods sold or taxable services provided. Therefore, we have adopted the net presentation of VAT.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. The period-to-period comparisons of results of operations should not be relied upon as indicative of future performance.

	Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(In thousands)
Consolidated Statements of Comprehensive Income Data:
Revenues	287,927	749,911	1,763,579	284,237
Online marketing services	212,443	612,565	1,322,612	213,166
IVAS	2,354	83,155	400,671	64,576
Internet security services and others	73,130	54,191	40,296	6,495
Cost of revenues (1)	(71,560)	(140,526)	(403,412)	(65,018)
Gross profit	216,367	609,385	1,360,167	219,219
Operating expenses:
Research and development (1)	(114,329)	(217,846)	(436,840)	(70,406)
Selling and marketing (1)	(57,167)	(201,504)	(580,610)	(93,577)
General and administrative (1)	(34,408)	(97,817)	(260,047)	(41,912)
Total operating expenses	(205,904)	(517,167)	(1,277,497)	(205,895)
Operating profit	10,463	92,218	82,670	13,324
Other income (expenses):
Interest income	3,263	7,077	28,216	4,548
Changes in fair value of redemption right granted to a noncontrolling shareholder	—	11,146	3,576	576
Changes in fair value of contingent considerations	(297)	(1,067)	(13,749)	(2,216)
Changes in fair value of put options granted to employees	—	—	799	129
Foreign exchange gain, net	47	920	16	3
Impairment loss of available-for-sale securities	—	—	(8,664)	(1,397)
Other income, net	1,283	2,243	3,487	562
Losses from equity method investments	—	(1,849)	(5,447)	(878)
Income before taxes	14,759	110,688	90,904	14,651
Income tax expenses	(4,915)	(48,670)	(23,993)	(3,867)
Net income	9,844	62,018	66,911	10,784
Less: net loss attributable to noncontrolling interests	—	—	(1,030)	(166)
Net income attributable to Cheetah Mobile Inc.	9,844	62,018	67,941	10,950

(1)         The amount of share-based compensation expenses for the years ended December 31, 2012, 2013 and 2014 is as follows:

	As of December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(In thousands)
Cost of revenues	21	10	1,393	225
Research and development expenses	6,663	14,520	51,176	8,248
Selling and marketing expenses	609	2,835	7,407	1,194
General and administrative expenses	12,994	20,031	113,298	18,260
Total	20,287	37,396	173,274	27,927

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Revenues. Our revenues increased by 135.2% from RMB749.9 million in 2013 to RMB1,763.6 million (US$284.2 million) in 2014. This increase was primarily due to the increase in revenues from online marketing services and IVAS, partially offset by decrease in internet security services and others. Our mobile revenues increased from RMB55.3 million in 2013 to RMB465.0 million (US$74.9 million) in 2014, resulting from the increased demand for our mobile advertising services in China and overseas markets, our expanded mobile user base and the growth of our mobile game publishing business.

Online marketing services. Revenues from online marketing services increased by 115.9% from RMB612.6 million in 2013 to RMB1,322.6 million (US$213.2 million) in 2014. This increase was primarily due to the growth of our user traffic and increased monetization of our PC platform. The increase in revenues from online marketing services was also due to a significant growth of our mobile advertising revenues from RMB40.0 million in 2013 to RMB313.0 million (US$50.4 million) in 2014, driven by the increased acceptance of our mobile advertising services in China and overseas markets, and increased mobile monetization.

IVAS. Revenues from IVAS was RMB400.7 million (US$64.6 million) in 2014, a 381.8% increase from RMB83.2 million in 2013. The increase was primarily due to an increase in the number of mobile and PC games that we published, and an increase in the number of monthly paying users from 2013 to 2014.

Internet security services and others. Revenues from internet security services and others decreased by 25.6% from RMB54.2 million in 2013 to RMB40.3 million (US$6.5 million) in 2014. This decrease was primarily due to our ceasing to promote subscriptions services to paying users in a strategic reorientation, resulting in a decrease in the number of paying customers.

Cost of revenues. Our cost of revenues increased by 187.1% from RMB140.5 million in 2013 to RMB403.4 million (US$65.0 million) in 2014. The increase in our cost of revenues was mainly due to increased content and channel costs associated with the growth of our mobile game business, higher costs of value-added tax associated with the growth of our revenues, higher bandwidth and IDC costs due to increased user traffic, and higher amortization costs due to newly acquired intangible assets related to business acquisitions.

Gross profit. As a result of the foregoing, our gross profit increased by 123.2% from RMB609.4 million in 2013 to RMB1,360.2 million (US$219.2 million) in 2014.

Gross margin. Our gross margin decreased from 81.3% for the year ended December 31, 2013 to 77.1% for the year ended December 31, 2014, primarily due to increased revenue contribution from mobile games publishing, which has a lower margin, as well as an increase in amortization of acquired intangible assets.

Operating expenses. Our operating expenses increased by 147.0% from RMB517.2 million for the year ended December 31, 2013 to RMB1,277.5 million (US$205.9 million) for the year ended December 31, 2014, primarily due to increases in research and development expenses, selling and marketing expenses and general and administrative expenses.

Research and development expenses. Our research and development expenses increased by 100.5% from RMB217.8 million in 2013 to RMB436.8 million (US$70.4 million) in 2014. This increase was primarily due to our expanded team of research and development personnel, increasing from 842 as of December 31, 2013 to 1,268 as of December 31, 2014 mainly to further develop our mobile applications. The increase was also due to an increase in share-based compensation expenses included in our research and development expenses from RMB14.5 million in 2013 to RMB51.2 million (US$8.2 million) in 2014.

Selling and marketing expenses. Our selling and marketing expenses increased by 188.1% from RMB201.5 million in 2013 to RMB580.6 million (US$93.6 million) in 2014. The increase was primarily due to an increased spending on marketing and promotional activities to expand our global mobile user base. The increase was also due to our expanded team of sales and marketing personnel, which increased from 81 as of December 31, 2013 to 221 as of December 31, 2014 mainly to further enhance our mobile monetization capabilities and global sales efforts.

General and administrative expenses. Our general and administrative expenses increased by 165.9% from RMB97.8 million in 2013 to RMB260.0 million (US$41.9 million) in 2014. This increase was primarily due to an increase in share-based compensation expenses from RMB20.0 million in 2013 to RMB113.3 million (US$18.3 million) in 2014, an increase in professional service fees, and an increase in the headcount of general and administrative personnel from 79 as of December 31, 2013 to 153 as of December 31, 2014.

Operating profit. As a result of the foregoing, our operating profit decreased from RMB92.2 million in 2013 to RMB82.7 million (US$13.3 million) in 2014.

Operating margin. Our operating margin decreased from 12.3% in 2013 to 4.7% in 2014 primarily due to increases in share-based compensation expenses, selling and marketing expenses and headcount increase.

Income tax expense. Our income tax expense decreased from RMB48.7 million in 2013 to RMB24.0 million (US$3.9 million) in 2014, primarily due to preferential tax treatment to a number of our PRC subsidiaries and VIEs, and a slowdown in the increase of the unremitted retained earnings and reserves of our VIEs in 2014, resulting in a decrease in outside basis difference on investment in our VIEs.

Net income attributable to Cheetah Mobile Shareholders. As a result of the foregoing, our net income attributable to Cheetah Mobile shareholders increased from RMB62.0 million in 2013 to RMB67.9 million (US$11.0 million) in 2014.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenues. Our revenues increased by 160.5% from RMB287.9 million in 2012 to RMB749.9 million in 2013. This increase was primarily due to the increase in revenues from online marketing services and IVAS, partially offset by decrease in internet security services and others. Our revenues generated from our mobile business increased from RMB6.3 million in 2012 to RMB55.3 million in 2013, resulted from the increased acceptance of our mobile advertising services and the growth of our mobile gaming services.

Online marketing services. Revenues from online marketing services increased by 188.3% from RMB212.4 million 2012 to RMB612.6 million in 2013. This increase was mainly driven by an increase in online marketing revenues from our top ten customers from RMB171.4 million in 2012 to RMB476.2 million in 2013, and to a lesser extent, an increase in the total number of our online marketing customers from 199 in 2012 to 387 in 2013. The significant increase in revenues from our top ten customers was primarily due to the significant growth of our user traffic, our broader and deeper cooperation with these customers, and the resulting more favorable pricing terms from these customers. In addition, we began to generate mobile advertising revenues in 2012 and 2013 was the first full year in which we had mobile advertising revenues.

IVAS. Revenues from IVAS was RMB83.2 million in 2013, a significant increase from RMB2.4 million in 2012. We launched our game publishing business in the third quarter of 2012 and significantly increased the number of mobile and PC games we published in 2013. As a result, the number of our monthly paying users grew to 50,115 in December 2013.

Internet security services and others. Revenues from internet security services and others decreased by 25.9% from RMB73.1 million in 2012 to RMB54.2 million in 2013. This decrease was primarily due to our strategic reorientation to stop promoting subscriptions services to paying users, resulting in a decrease in the number of paying customers.

Cost of revenues. Our cost of revenues increased by 96.4% from RMB71.6 million in 2012 to RMB140.5 million in 2013. The increase in our cost of revenues was mainly due to an increase in taxes and surcharges, bandwidth and IDC costs and personnel costs. Our bandwidth and IDC costs increased as a result of our growing user traffic and our personnel costs increased primarily due to increased headcount and level of compensation.

Gross profit. Our gross profit increased by 181.6% from RMB216.4 million in 2012 to RMB609.4 million in 2013.

Gross margin. Our gross margin was 75.1% for the year ended December 31, 2012, compared to 81.3% for the year ended December 31, 2013.

Operating expenses. Our operating expenses increased by 151.2% from RMB205.9 million for the year ended December 31, 2012 to RMB517.2 million for the year ended December 31, 2013, primarily due to increase in research and development expenses, selling and marketing expenses and general and administrative expenses.

Research and development expenses. Our research and development expenses increased by 90.5% from RMB114.3 million in 2012 to RMB217.8 million in 2013. This increase was primarily due to our expanded team of research and development personnel, increasing from 506 as of December 31, 2012 to 842 as of December 31, 2013 mainly to further develop our mobile business and cloud-based analytics engines. The increase is also due to increased salary levels and investments in our mobile products business. Our research and development expenses included share-based compensation expenses of RMB6.7 million and RMB14.5 million in the year ended December 31, 2012 and 2013, respectively.

Selling and marketing expenses. Our selling and marketing expenses increased from RMB57.2 million in 2012 to RMB201.5 million in 2013. The increase was primarily due to expenses incurred in further promoting our mobile applications, in particular Clean Master and Battery Doctor and our brand awareness.

 General and administrative expenses. Our general and administrative expenses increased by 184.3% from RMB34.4 million in 2012 to RMB97.8 million in 2013. This increase was primarily due to an increase in our general and administrative staff, from 40 as of December 31, 2012 to 79 as of December 31, 2013, increased salary levels and an increase in professional service fees. Our general and administrative expenses included share-based compensation expenses of RMB13.0 million and RMB20.0 million in 2012 and 2013, respectively.

Operating profit. Our operating profit increased from RMB10.5 million in 2012 to RMB92.2 million in 2013.

Operating margin. Our operating margin increased from 3.6% in 2012 to 12.3% in 2013.

Income tax expense. Our income tax expense increased from RMB4.9 million in 2012 to RMB48.7 million in 2013, primarily as a result of increased income and the outside basis difference arising from unremitted retained earnings and reserves of our VIEs.

Net income attributable to Cheetah Mobile Shareholders. As a result of the foregoing, our net income attributable to Cheetah Mobile shareholders increased from RMB9.8 million in 2012 to RMB62.0 million in 2013.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 2.6%, 2.5% and 1.5% in 2012, 2013 and 2014, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China or elsewhere in the world.

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur, could materially impact the consolidated financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue recognition

We generate revenues primarily through online marketing services, internet value-added services, and internet security services and others. We recognize revenues when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured.

Online marketing services

We generate revenues from online marketing services primarily by referring user traffic and selling advertisements on our mobile and PC platforms. Online marketing services contributed 73.8%, 81.7% and 75.0% of our revenues in 2012, 2013 and 2014, respectively. The online marketing services are provided through our online platform, such as text links, contextual native ads, banners, and other forms of graphical advertisement which link to our customers’ websites or mobile applications. We have two general pricing models for advertising links: cost over a time period and cost for performance basis (including cost per sale, cost per click or cost per installation). For advertising contracts over a time period, we generally recognize revenues ratably over the period the advertising is provided. For contracts that are charged on the cost for performance basis, we charge an agreed-upon fee to our customers determined based on the effectiveness of advertising links, which is typically measured by user registrations, clicks, transactions, downloads and other actions originating from our online platform. Online marketing services revenue charged on the cost for performance basis is generally recognized upon receiving monthly statements from our customers either in the current month or in the following month in which the service is provided.

We also direct search traffic to search engines through our default search boxes placed on our online platform, and earn a pre-determined fee from our search engine customers based on the number of searches originating from our online platform. Search revenues are recognized upon receiving monthly confirmations from our search engine customers confirming the amount for traffic in the month in which the service is provided.

We occasionally engage in nonmonetary transactions to allow one of our shareholders to advertise and co-market our mobile and PC applications with a related party’s software products. Revenues and expenses are recognized at fair value when such fair value of the services surrendered in the transaction is determinable based on our own historical practice of receiving cash, marketable securities, or other consideration that is readily convertible to a known amount of cash for similar services from customers unrelated to the counterparty in the barter transaction. No revenues or expenses are recognized if the fair value of the nonmonetary transactions is not determinable.

In addition, we provide advertising agency services by arranging advertisers to purchase various advertisement products from certain online network, primarily Facebook and Google AdWords. We receive from the online network performance-based commissions, which are determined based on a pre-specified percentage of the payment by the advertisers for the online network’s various advertisement products. We act as an agent in the advertising agency arrangement as we are neither the primary obligor to provide advertisement product nor to assume inventory risk. Revenue from advertising agency services is recognized on a net basis when the advertisement products are delivered by the online network.

IVAS

We enter into agreements with online and mobile game developers to provide online and mobile distribution and payment collection services, in order for game players to purchase and recharge virtual currencies used in the online and mobile games. All games are developed and hosted by game developers, and accessed by game players through links on our online, mobile platform or third-party mobile platforms. The payment collection services are mainly provided through third-party professional payment and settlement institutions. We generally charge commission as a percentage of the gross proceeds or collection amount from the settlement institutions, and pay the remaining proceeds to the game developers. We act as an agent to the game developers in these arrangements and therefore recognize revenue net of remittances to the developer as they are considered the primary obligor. We estimate revenues based on our internal system, which is confirmed with the respective settlement institutions, and recognized such revenues periodically when accepted by the game developer.

For certain mobile games that we believe we act as the principal in the arrangements, we are considered the primary obligor and take fulfillment responsibilities of game operations, including determining distribution and promotion, providing customer services, setting up game and services specifications, and pricing of in-game virtual currencies and virtual items. We record such mobile game revenues on a gross basis. Commission fees paid to the third-party mobile platform and royalty fees paid to third party game developers are recorded as cost of revenues. We have determined that an implied obligation exists to the paying players over their estimated average playing life, and accordingly, recognize the revenues ratably over the estimated average paying player life, i.e. from the time when the players’ accounts are first recharged with in-game virtual currency to when the players’ becoming inactive when all other revenue recognition criteria are met. The average paying player life is estimated based on the historical data of paying players’ behavior. While we believe the estimate to be reasonable based on available game player information, we may revise such estimates in the future as more game data become available and playing patterns of the paying players of the game change. Any adjustments arising from changes in the estimates of the average paying player life are applied prospectively on the basis that such changes are caused by new information indicating a change in game player behavior patterns.

Purchases of in-game currency are not refundable after they have been sold.

In addition, we receive online lottery purchase orders from the end users through our website or mobile application and process the orders either with other entities or individuals who are authorized agents of lottery sales offices established by provincial governments, or Authorized Distributors. We receive service fees from the Authorized Distributors based on the pre-determined rate and the total amount of the processed orders. Upon fulfilling our service obligations to the Authorized Distributors, we record the revenue on a net basis because we act as an agent of the Authorized Distributors in the distribution and administration of the lottery products.

Internet security services and others

We market and distribute our off-the-shelf anti-virus security solutions to enterprise and individual users. The enterprise solutions are distributed through re-sellers. The individual solutions are directly sold to the individual end-users.

Upon the customers’ initial purchase of the enterprise solutions, the arrangements include multiple elements, generally comprising of software and post-contract customer services, or PCS. When vendor-specific objective evidence, or VSOE, of the fair value of the PCS exists, we allocate and defer revenues for the PCS based on its fair value, and recognize the difference between the total arrangement fee and the amount deferred as software license revenues. When VSOE of the fair value of the PCS does not exist, the entire arrangement fee is recognized ratably over the PCS period. The arrangement fee of the PCS purchased on a stand-alone basis is recognized into revenues ratably over the PCS period.

The software, including unspecified upgrades, for the individual solutions are provided to users free of charge via downloads from our online platform at any time. We also provide the individual users the option to purchase additional value added services, which are non-essential to the functionality of the software, either concurrent with the download of software, or separately as a renewal. The value added services are provided over the period of time as determined and purchased by the respective users. The fees for value-added services are recognized into revenues ratably over the term of such services.

We occasionally engage in nonmonetary transactions to provide free internet security services to the major Chinese internet companies to promote a more secured internet environment in China. No revenues derived from these nonmonetary transactions were recognized.

Consolidation of VIEs

PRC law currently restricts foreign ownership of internet-based and mobile-based businesses and regulates internet access, distribution of online information, online advertising, distribution and operation of online games through strict business licensing requirements and other government regulations. We are a Cayman Islands company and to comply with these foreign ownership restrictions, we operate our website and conduct substantially the majority of our online advertising and the distribution and operation of internet value-added services and internet security services businesses in the PRC through the VIEs.

Beike Internet and Beijing Network hold the requisite ICP licenses required to operate our internet-based, including mobile-based, businesses in China. We have been and are expected to continue to be dependent on our VIEs to operate our business if PRC laws do not allow us to directly operate such business in China. Beijing Security and Conew Network, our wholly-owned subsidiaries, as the case may be, have entered into a series of contractual arrangements with the VIEs and their respective shareholders. Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between our wholly-owned subsidiaries and the VIEs through the irrevocable shareholder voting proxy agreements, whereby the shareholders of the VIEs effectively assign all of the voting rights underlying their equity interests in the VIEs to our wholly-owned subsidiaries. Furthermore, pursuant to the exclusive equity option agreements, which include a substantive kick-out right, our wholly-owned subsidiaries have the power to control the shareholders of the VIEs, and therefore, the power to govern the activities that most significantly impact the economic performance of the VIEs. In addition, through the contractual arrangements, our wholly-owned subsidiaries demonstrate their ability and intention to continue to exercise the ability to absorb substantially all of the expected losses and the majority of the profits of the VIEs, and therefore, have the rights to the economic benefits of the VIEs. As a result of these contractual arrangements, we consolidate the VIEs as required by ASC 810-10, Consolidation: Overall.

Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. In accordance with ASC 350, Goodwill and Other Intangible Assets, recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.

We adopted Accounting Standards Update 2011-08, or ASU 2011-08, Testing Goodwill for Impairment, to test goodwill for impairment by performing a qualitative assessment before calculating the fair value of a reporting unit in step one of the goodwill impairment test. If we determine, on the basis of qualitative factors, that the fair value of a reporting unit is more likely than not to be less than the carrying amount, a two-step impairment test is required. Otherwise, further testing is not needed. We have an unconditional option to bypass the qualitative assessment in any period and proceed directly to performing the first step of the goodwill impairment test. We may resume performing the qualitative assessment in any subsequent period. Under the two-step impairment test, the first step of the impairment test involves comparing the fair value of the reporting unit with its carrying amount, including goodwill. Fair value is primarily determined by computing the future undiscounted cash flows expected to be generated by the reporting unit. If the reporting unit’s carrying value exceeds its fair value, goodwill may be impaired. If this occurs, we perform the second step of the goodwill impairment test to determine the amount of impairment loss.

The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit’s goodwill. If the implied goodwill’s fair value is less than its carrying value, the difference is recognized as an impairment loss.

If we reorganize our reporting structure in a manner that changes the composition of one or more of our reporting units, goodwill is reassigned based on the relative fair value of each of the affected reporting units. We have one reporting unit and use the discounted cash flow method to derive enterprise value as a basis of our impairment test.

Business Combinations

We account for its business combinations using the purchase method of accounting in accordance with ASC topic 805, or ASC 805, Business Combinations. The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities we acquired, based on their estimated fair values. The consideration transferred of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. We determine discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

Impairment of Investments

Our investments mainly consist of cost method investments and equity method investments in privately held companies, held-to-maturity securities and available-for-sale securities.

We periodically review our cost method investments and equity method investments for impairment. If we conclude that any of such investments is impaired, we will assess whether such impairment is other-than-temporary. Factors we consider in making such determination include the performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment. For held-to-maturity securities, we evaluate whether a decline in fair value below the amortized cost basis is other-than-temporary in accordance with our policy and ASC topic 320, or ASC 320, Investments—Debt and Equity Securities. When we intend to sell an impaired debt security or it is more-likely-than-not that we will be required to sell prior to recovery of our amortized cost basis, an other-than-temporary impairment is deemed to have occurred. In these instances, the other-than-temporary impairment loss is recognized in earnings equal to the entire excess of the debt security’s amortized cost basis over its fair value at the balance sheet date of the reporting period for which the assessment is made. When we do not intended to sell an impaired debt security and it is more-likely-than-not that we will not be required to sell prior to recovery of its amortized cost basis, we must determine whether or not it will recover our amortized cost basis. If we conclude that we will not, an other-than-temporary impairment exists and that portion of the credit-loss is recognized in earnings, while the portion of loss related to all other factors is recognized in other comprehensive income.

As available-for-sale securities is reported at fair value, an impairment loss on the available-for-sale securities would be recognized in the consolidated statements of comprehensive income when the decline in value is determined to be other-than-temporary.

The fair value determination, particularly for investments in privately-held companies, requires significant judgment in determining appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and the determination of whether any identified impairment is other-than-temporary. If impairment is considered other-than-temporary, we will write down the asset to its fair value and take the corresponding charge to the consolidated financial statements.

Impairment of Long-Lived Assets and Intangibles

We evaluate our long-lived assets or asset group, including intangible assets with finite lives, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable. When these events occur, we evaluate impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value.

Income Taxes

We account for income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. We record a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Share-based Compensation

We account for share-based compensation following the provision of ASC 718, or ASC 718, Compensation—Stock Compensation, under which we determine whether an award should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees classified as equity awards are recognized in the consolidated financial statements based on their grant date fair values and the related cost is recognized over the period the employee is required to provide service in exchange for the award, which generally is the vesting period. All grants of share-based awards to employees classified as liability awards are recognized in the consolidated financial statements based on their grant date fair values and re-measured to fair value at the end of each reporting period. The liability recorded considers the fair value of the award and the number of awards that have vested to date. Re-measurement of the fair value of the liability awards is recorded as share-based compensation expenses. We have no liability awards for the years ended December 31, 2012, 2013 and 2014 and issued restricted shares with redemption features to two employees that are considered tandem awards, having both equity and liability components, for the years ended December 31, 2013 and 2014.

We have elected to recognize share-based compensation using the accelerated method, for all share-based awards granted with graded vesting based on service conditions. Forfeiture rates are estimated based on historical experience and future expectations of employee turnover rates and are periodically reviewed. If required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense related to those awards are reversed. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in the subsequent period if actual forfeitures differ from initial estimates. To the extent we revise these estimates in the future, the share-based payments could be materially impacted in the period of revision, as well as in following periods. Share-based compensation expense is recorded net of estimated forfeitures such that expense is recorded only for those share-based awards that are expected to vest. We have determined the fair value of share-based awards with the assistance of an independent third party valuation firm.

Fair Value of Our Ordinary Shares

Prior to the completion of our initial public offering, as a private company with no quoted market in our ordinary shares, we need to estimate the fair value of our ordinary shares at the relevant grant dates for employee restricted shares and at each reporting date for non-employee options. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of each grant.

In determining the estimated fair value of restricted shares granted to executive officers and certain employees, we have considered the guidance prescribed by the AICPA Audit and Accounting Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid, which sets forth the preferred types of valuation that should be used. We have followed the “Level B” recommendation, and established the fair value of our ordinary shares at the dates of grant using a retrospective valuation with the assistance of an independent appraiser. We obtained a retrospective valuation instead of contemporaneous valuation because our financial and managerial resources were limited before 2014. We are ultimately responsible for all the fair value measurements in relation to the ordinary shares.

In determining the fair value of our ordinary shares prior to the completion of our initial public offering in May 2014, we followed a two-step process. In the first step, the equity value of our company from 2011 to 2013 was determined by taking into consideration the income approach, or the discounted cash flow method. Due to lack of consistencies in the guideline companies’ valuation ratios, we did not apply any weight for the market approach to arrive at the equity value of our company. Instead, the market approach is only used to corroborate the valuation results based on the income approach.

After the estimated offering price range was determined and the underwriters informed us of their valuation methods used in their estimation on April 25, 2014, we revalued our ordinary shares as of January 1 and 2, 2014 for consistency of the basis of estimation of our share-based compensation in the first quarter of 2014. The major changes made in the revaluation included the following: (1) we applied forward looking multiples in a market approach, known as guideline company method, or GCM, and assigned equal weighing to the results derived by income approach and market approach; (2) we also used the same group of comparable companies used by the underwriters in the estimation of the offering price range; (3) as the size of our company increases, small size premium, which is a component used in determination of our weighted average cost of capital, decreases, and as a result, the discount rate used in income approach for valuation as of January 2014 decreases to 16.5%; and (4) with consideration of the latest progress of this offering, the discount for lack of marketability applied in valuation as of January 1 and 2, 2014 decreases to 12%. After the revaluation, we determined the fair value of our ordinary shares as of January 1 and 2, 2014 was US$0.9000.

The fair value of our ordinary shares as of March 21, 2014 and April 8, 2014 was determined based on the mid-point of estimated offering range.

The discounted cash flow, or DCF, method, which incorporates the projected cash flow of our management’s best estimation as of each measurement date. The projected cash flow estimation includes, among others, analysis of projected revenue growth, gross margins and terminal value. The assumptions used in deriving the fair value of ordinary shares are consistent with our business plan.

The key assumptions used in developing the cash flow forecasts include: (i) compounded annualized growth rates of revenue range from 12% to 43% over the forecasted period; (ii) gross margin forecast to improve with increasing economies of scale; and (iii) a terminal growth rate after the projection period.

The DCF method of the income approach involves applying appropriate weighted average cost of capital, or WACC, to discount the future cash flows forecast to present value. WACC comprises a required rate of return on equity plus the current tax-effected rate of return on debt, weighted by the relative percentages of equity and debt in the capital structure of comparable public companies whose business operations are similar to that of ours. The required rates of return on equity were based on an estimation of the market required rate of return for investing in business similar to ours, which were derived by using the capital asset pricing model, or CAPM. Under CAPM, the discount rate was determined with consideration of the risk-free rate, industry-average correlated relative volatility coefficient beta, equity risk premium, size of our company, the scale of our business and our ability in achieving forecasted projections.

The risks associated with achieving the forecasts were assessed in selecting the appropriate WACC, which had been determined to range from 16.5% to 20.5%.

In estimating the fair value of our ordinary shares by the DCF method, our management does not think there would be disproportionate returns of cash flows to different shareholders. That is, we do not think the controlling shareholders would receive greater returns than the non-controlling shareholders through their control of business decisions or participation in the daily operations of the business. Therefore, neither control premium nor a lack of control discount was considered in our valuations.

The guideline company method of the market approach provides an indication of value with reference to the market value of publicly traded guideline companies and various measures of their operating results, then applying such multiples to the business being valued. For the market approach, we and the independent appraiser considered the market profile and performance of the five publicly traded companies in the Chinese internet and mobile services sector, and used such information to derive market multiples. We and the independent appraiser then calculated the three multiples for the guideline companies: enterprise value (“EV”) to 2014 earnings before interest, tax, depreciation and amortization, (“EBITDA”) multiple, EV to 2014 earnings before interest and tax (“EBIT”) and price to 2014 earning (“P/E”) multiple. The median of the guideline companies’ multiples were then multiplied by our estimated EBITDA, EBIT and earning in 2014 to arrive at the fair value of our company.

We also applied a discount for lack of marketability, or DLOM, ranging from 40% to 12%, to reflect the fact that there is no ready market for shares in a closely-held company like us. When determining the DLOM, the Black-Scholes option pricing model was used. Under this option-pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the discount for lack of marketability. This option pricing method was used because it takes into account certain company-specific factors, including the timing of the expected initial public offering and the volatility of the share price of the guideline companies engaged in the same industry.

The above assumptions used in determining the fair values were consistent with our business plan and major milestones we achieved. We also applied general assumptions, including the following:

•                  there will be no major changes in the existing political, legal, fiscal and economic conditions in countries in which we will carry on our business;

•                  there will be no major changes in the current taxation law in countries in which we operates, that the rates of tax payable remain unchanged and that all applicable laws and regulations will be complied with;

•                  exchange rates and interest rates will not differ materially from those presently prevailing;

•                  the availability of financing will not be a constraint on the future growth of our operation;

•                  we will retain and have competent management, key personnel, and technical staff to support our ongoing operation; and

•                  industry trends and market conditions for related industries will not deviate significantly from economic forecasts.

In the second step, since our capital structure comprised convertible preferred shares and ordinary shares at each grant date, we allocated our equity value among each class of equity securities using the option-pricing method. The option-pricing method treats ordinary shares and preferred shares as call options on our company’s equity value and liquidation preference of the preferred shares.

In determining the fair value of restricted shares with an option feature granted on January 2, March 21 and April 8, 2014, we use the binomial tree model for an option pricing applied. As the grantees were required to pay purchase price for their restricted shares, the restricted shares are treated as an option for the purpose of determining the fair value of such restricted shares. The key assumptions used to determine the fair value of the restricted shares with the option feature at the relevant grant dates in 2014 were as follows. Changes in these assumptions could significantly affect the fair value of the restricted shares and hence the amount of share-based compensation expense we recognize in our consolidated financial statements.

The following table presents the key assumptions used to estimate the fair values of the restricted shares with the option feature granted in the periods presented:

2014
Risk-free interest rates(1)	2.65%~3.22%
Expected volatility range(2)	64.5%~66.2%
Expected dividend yield(3)	0%
Expected exercise multiple(4)	2.2~2.8

(1)         The risk-free interest rate for periods within the contractual life of the restricted shares with the option feature is based on the U.S. Treasury yield curve in effect at the time of grant for a term consistent with the expected term of the awards.

(2)         Expected volatility is estimated based on the historical volatility ordinary shares of several comparable companies in the same industry.

(3)         The dividend yield was estimated based on our expected dividend policy over the expected term of the restricted shares with the option feature.

(4)         The expected exercise multiple was based on research study regarding exercise pattern and historical statistic data.

If factors change and we employ different assumptions for estimating share-based compensation expenses in future periods or if we decide to use a different valuation model, our share-based compensation expenses in future periods may differ significantly from what we have recorded in prior periods and could materially affect our operating income, net income and net income per share.

Since our initial public offering in May 2014, the determination of the fair value of the ordinary shares is based on the market price of our ADSs, each representing ten Class A ordinary shares, traded on the NYSE.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09 (“ASU 2014-09”), Revenue from Contracts with Customers. ASU 2014-09 supersedes the revenue recognition requirements in ASC 605, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 will be effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. We are currently in the process of evaluating the impact of the adoption of ASU 2014-09 on our consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The guidance requires an entity to evaluate whether there are conditions or events, in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued and to provide related footnote disclosures in certain circumstances. The guidance is effective for the annual period ending after December 15, 2016, and for annual and interim periods thereafter. Early application is permitted. The adoption of this guidance is not expected to have a significant impact on our consolidated financial statements

B.                                    Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operations from our operating income, private issuances and sales of preferred and ordinary shares and the net proceeds from our initial public offering. As of December 31, 2014, we had RMB1,093.3 million in cash and cash equivalents. We believe that our cash and the anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the next 12 months. However, we may require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to selectively pursue. If our existing cash resources are insufficient to meet our requirements, we may seek to sell equity or equity-linked securities, debt securities or borrow from banks.

Under PRC regulations, prior approval from and prior registration with the SAFE is required for Renminbi conversion for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China. Subject to certain rules and procedures, the Renminbi is freely convertible for current account items, including the distribution of dividends, and trade- and service-related foreign exchange transactions. The PRC government may also at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends to our shareholders.

The table below sets forth a breakdown of our cash by currency and location as of December 31, 2012 and 2013 and 2014:

	For the Years Ended December 31,
	2012	2013	2014
	(In thousands of RMB)
Cash located outside of the PRC
- in US dollars	1,935	287,698	713,716
- in RMB	21,247	4,795	8,970
- in HK dollars	1,810	965	12,914
- in Japanese yen	—	—	346
- in Euro	—	—	61
- in GB pounds	—	—	46
Cash located in the PRC
- held by WFOE in RMB	60,647	95,293	287,531
- held by VIEs in RMB	48,737	140,474	67,434
- held by VIEs in US dollars	—	1,311	2,267
Total cash and cash equivalents	134,376	530,536	1,093,285

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(In thousands)
Net cash provided by operating activities	45,788	198,181	361,442	58,255
Net cash used for investing activities	(51,238)	(100,787)	(1,175,295)	(189,423)
Net cash provided by financing activities	628	304,272	1,380,889	222,558
Effect of exchange rate changes on cash	(151)	(5,506)	(4,287)	(691)
Cash and cash equivalents at the beginning of year	139,349	134,376	530,536	85,507
Net increase/(decrease) in cash and cash equivalents	(4,973)	396,160	562,749	90,699
Cash and cash equivalents at the end of year	134,376	530,536	1,093,285	176,206

Operating Activities

Net cash provided by operating activities increased to RMB361.4 million (US$58.3 million) in 2014 from RMB198.2 million in 2013. This amount was primarily attributable to net income of RMB66.9 million (US$10.8 million), (i) adjusted for certain non-cash expenses, primarily share-based compensation expenses of RMB173.3 million (US$27.9 million), amortization of intangible assets of RMB57.1 million (US$9.2 million), depreciation of property and equipment of RMB21.7 million (US$3.5 million) and changes in fair value of contingent consideration of RMB13.7 million (US$2.2 million); (ii) adjusted for changes in operating assets and liabilities that positively affected operating cash flow, primarily an increase in accrued expenses and other current liabilities of RMB225.4 million (US$36.3 million); and (iii) partially offset by changes in operating assets and liabilities that negatively affected operating cash flow, primarily an increase in accounts receivable of RMB152.0 million (US$24.5 million) and an increase in prepayments and other current assets of RMB85.5 million (US$13.8 million). The amortization of intangible assets was mainly related to technology, customer relationship and user base that were acquired through business acquisition and prepaid license fees for games. The increase in accrued expenses and other current liabilities was mainly attributable to (i) the increase in accrued advertising, marketing and promotional expenses, which primarily resulted from unpaid expenses incurred in promoting our mobile applications, and (ii) the increase in labor and welfare payable relating to our increased headcount and increased salary levels.  The increase in accounts receivable is in line with the rapid growth of our business.

Net cash provided by operating activities for the year ended December 31, 2013 was RMB198.2 million. This amount was primarily attributable to net income of RMB62.0 million, (i) adjusted for certain non-cash expenses, primarily share-based compensation expenses of RMB37.4 million, deferred income tax expense of RMB33.9 million, deemed employee compensation attributable to redemption right granted to a noncontrolling shareholder of RMB14.7 million and amortization of intangible assets of RMB14.2 million, (ii) adjusted for changes in operating assets and liabilities that positively affected operating cash flow, primarily an increase in accrued expenses and other current liabilities of RMB97.1 million, and (iii) partially offset by changes in operating assets and liabilities that negatively affected operating cash flow, primarily an increase in prepayments and other current assets of RMB45.4 million. The deferred income tax expenses mainly resulted from the outside basis difference arising from the retained earnings in Beike Internet, our VIE, and the deferred tax liability related to the non-deductible share-based compensation expense, which primarily resulted from the difference between PRC tax regulations and their practical implementation by PRC tax authorities. The increase in accrued expenses and other current liabilities was mainly attributable to (i) the increase in accrued advertising, marketing and promotional expenses, which primarily resulted from unpaid expenses incurred in promoting our mobile applications, and (ii) increase in labor and welfare payable relating to our increased headcount and increased salary levels. The increase in prepayments and other current assets was mainly attributable to receivable from employees related to the individual income tax arising from the vested restricted shares of our company.

Net cash provided by operating activities for the year ended December 31, 2012 was RMB45.8 million. This amount was primarily attributable to net income of RMB9.8 million, (i) adjusted for certain non-cash expenses, primarily share-based compensation expenses of RMB20.3 million, (ii) adjusted for changes in operating assets and liabilities that positively affected operating cash flow, primarily an increase in accrued expenses and other current liabilities of RMB38.3 million, and (iii) partially offset by changes in operating assets and liabilities that negatively affected operating cash flow, primarily an increase in accounts receivable of RMB23.4 million and an increase in due from related party of RMB11.1 million. The increase in accrued expenses and other current liabilities was mainly attributable to (i) the increase in labor and welfare payable relating to our increased headcount and increased salary levels and (ii) increase in accrued advertising, marketing and promotional expenses, which primarily resulted from unpaid expenses incurred in promoting our mobile applications. The increase in accounts receivable was in line with our business growth. The increase in due from related parties was primarily due to the outstanding receivable from a shareholder’s affiliated company.

Investing Activities

Net cash used in investing activities increased to RMB1.2 billion (US$189.4 million) in 2014 from RMB100.8 million in 2013, primarily attributable to purchase of held-to-maturity investments of RMB1,388.2 million (US$223.7 million), acquisition of business (net of cash acquired) of RMB195.2 million (US$31.5 million), purchase of cost method investments of RMB151.3 million (US$24.4 million), purchase of equity method investments of RMB125.7 million (US$20.3 million), purchase of intangible assets of RMB120.4 million (US$19.4 million) and purchase of available-for-sale securities of RMB110.8 million (US$17.9 million), partially offset by sales and maturity of short-term investments of RMB959.8 million (US$154.7 million).

Net cash used in investing activities was RMB100.8 million for the year ended December 31, 2013, primarily attributable to payments to purchase short-term investments of RMB141.6 million, payments for acquisition of business (net of cash acquired) RMB52.8 million, purchase of property and equipment of RMB27.6 million, entrusted loan to investors of an investee of RMB14.0 million, partially offset by sales and maturity of short-term investments of RMB145.4 million.

Net cash used in investing activities was RMB51.2 million for the year ended December 31, 2012, primarily attributable to payments to purchase short-term investments of RMB95.4 million, purchase of property and equipment of RMB12.3 million, partially offset by sales and maturity of short-term investments of RMB71.0 million.

Financing Activities

Net cash generated from financing activities was RMB1.4 billion (US$222.6 million) in 2014, compared to net cash of RMB304.3 million generated from financing activities in 2013. This increase was primarily due to the net proceeds of US$227.1 million from our initial public offering and the concurrent private placement completed in May 2014.

Net cash provided by financing activities was RMB304.3 million for the year ended December 31, 2013, primarily attributable to proceeds from issuance of series B preferred shares (net of issuance costs) of RMB322.0 million, partially offset by payment of dividend of RMB17.7 million.

Net cash provided by financing activities was RMB0.6 million for the year ended December 31, 2012 from proceeds from issuance of ordinary shares.

Holding Company Structure

Cheetah Mobile Inc. is a holding company with no operations of its own. We conduct our operations in China primarily through our subsidiaries, VIEs and a VIE’s subsidiary in China. As a result, although other means are available for us to obtain financing at the holding company level, Cheetah Mobile Inc.’s ability to pay dividends to the shareholders and to service any debt it may incur may depend on dividends paid by our PRC subsidiaries and service fees paid by our PRC VIEs to our PRC subsidiaries under the exclusive technology development, support and consultancy agreements. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to us.

Each of our PRC entities are required to make appropriations to certain statutory reserve funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. Specifically, each of our PRC entities is required to allocate at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds, enterprise expansion fund and discretionary surplus fund, as the case may be, at the discretion of its board of directors.

Loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits, which is the difference between the registered capital of such PRC subsidiary and the amount of total investment as approved by the PRC government. In addition, if we decide to finance our PRC subsidiaries by means of capital contributions, these capital contributions must be approved by the PRC government. Therefore, any failure or delay in receiving such registrations or approvals may limit our ability to fund our PRC subsidiaries using funds we have, such as the net proceeds we received from our initial public offering, hence materially and adversely affecting our liquidity and our ability to fund and expand our business.

Capital Expenditures

We incurred capital expenditures of RMB17.9 million, RMB30.0 million and RMB156.6 million (US$25.2 million) in 2012, 2013 and 2014, respectively. Our capital expenditures were primarily used to purchase intangible assets including intellectual property, game copyrights and tools applications, computers, servers and other equipment. As our business expands, we may purchase more intangible assets, new servers and other equipment in the future.

C.                                    Research and Development

We seek to be at the forefront of our industry by meeting and exceeding user needs through the development of innovative products and services. Our R&D and innovation are driven by our user centric culture. From our line engineers to our chief executive officer, everyone involved in our interactive product development process focuses on developing and enhancing products and services to anticipate, meet and exceed our users’ expectations. Through various channels such as pre-release trial events among our fans in various countries, feedback from closed beta testing and user comments and ratings on application distribution platforms, our massive global user base provides us with an invaluable source of information regarding our products and services and the evolution of the mobile industry. We then feed the ideas back into our development processes to innovate and enhance our products and services.

As of December 31, 2014, our engineering team consisted of 1,268 employees, approximately 78% of whom hold bachelor’s or more advanced degrees. In addition, we have a dedicated customer service team capable of operating in over 30 languages that interacts with users and receives users’ input and advice regarding further product development.

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2014 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.                                    Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity for such assets. We do not have any obligation, including a contingent obligation, arising out of a variable interest in any unconsolidated entity that we hold and material to us, where such entity provides financing, liquidity, market risk or credit risk support to us or engages in leasing, hedging or research and development services with us.

F.                                     Contractual Obligations

The following table sets forth our contractual obligations by specified categories as of December 31, 2014.

	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In RMB millions)
Operating lease obligations(1)	228.3	51.8	114.1	62.4	—
Line of credit commitment(2)	22.0	22.0	—	—	—
Capital commitment(3)	15.3	15.3	—	—	—
License fees commitment(4)	4.4	2.2	2.2	—	—
Total	270.0	91.3	116.3	62.4	—

(1)         Mainly include operating lease for our office building, rental for employees and bandwidth and internet data center.

(2)         Includes line of credit we provided to Beijing Kingsoft Security Management System Technology Co., Ltd., or Beijing Security System Technology, and a shareholder of Wuhan Antian Information Technology Co., Ltd., or Wuhan Antian. We own 40% equity interests in each of Beijing Security System Technology and Wuhan Antian.

(3)         Includes an acquisition of intangible assets in the amount of RMB15.3 million (US$2.5 million).

(4)         Represents the contractual obligation with a third party that was signed in 2013 with terms of three years.

G.                                   Safe Harbor

See “Forward-Looking Statements” on page 2 of this annual report.

Item 6.                                                         Directors, Senior Management and Employees

A.                                    Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jun Lei	45	Chairman of Board of Directors
Sheng Fu	37	Chief Executive Officer and Director
Hongjiang Zhang	54	Director
Yuk Keung Ng	51	Director
David Ying Zhang	41	Independent Director
Ke Ding	42	Director
Zhijian Peng	44	Director
Wei Liu	38	Director
Richard Weidong Ji	47	Independent Director
Ming Xu	36	President and Chief Technology Officer
Ka Wai Andy Yeung	42	Chief Financial Officer
Xinhua Liu	41	Chief Marketing Officer
Jie Xiao	40	Senior Vice President
Yong Chen	36	Senior Vice President

Jun Lei has been our director since October 2010 and the chairman of our board since September 2011. Mr. Lei was appointed to be a director of our company by Kingsoft Corporation, a company listed on the Hong Kong Stock Exchange (Stock Code: 3888). Mr. Lei is a co-founder and is currently the chairman and the chief executive officer of Kingsoft Corporation. From October 1998 to December 2007, Mr. Lei served as the chief executive officer of Kingsoft Corporation. In 2010, Mr. Lei co-founded and has since then served as the chairman of Xiaomi Corporation, a smartphone and mobile internet company in China. From April 2000 to March 2005, Mr. Lei co-founded and served as the chairman of Joyo.com, which was later acquired by Amazon.com, Inc. in 2004 and became Amazon China. Mr. Lei also served as the chairman of YY Inc. (NASDAQ: YY), which is a rich communication social platform. In addition, Mr. Lei is an active private equity investor and currently serves as a director or advisor in several privately held companies that he founded or invested in. Mr. Lei received his bachelor’s degree in computer science from Wuhan University in China in 1991.

Sheng Fu has been our chief executive officer and director since December 2010. Mr. Fu has also been a senior vice president of Kingsoft Corporation since March 2011. Since September 2009, Mr. Fu has been the chief executive officer and chairman of Conew Network. Prior to that, Mr. Fu was the vice president of Matrix Partners China from November 2008. Between November 2005 and August 2008, Mr. Fu worked at Qihoo 360 serving various management roles at its 360 department, a division then in charge of developing 360 products. From March 2003 to October 2005, Mr. Fu was the product manager of 3721 Internet Real Name and 3721 Internet Assistant. Mr. Fu received a bachelor’s degree in economics from Shandong Institute of Business and Technology in China in 1999.

Hongjiang Zhang has been our director since December 2011. Dr. Zhang was appointed to be our director by Kingsoft Corporation, at which Dr. Zhang currently serves as an executive director and the chief executive officer. Dr. Zhang also serves as an executive director and the chief executive officer of Kingsoft Cloud Holdings Limited, a subsidiary of Kingsoft Corporation. Prior to joining Kingsoft Corporation in October 2011, since January 2004, Dr. Zhang was the chief technology officer of Microsoft Asia-Pacific Research and Development Group and the managing director of the Microsoft Advanced Technology Center and a Distinguished Scientist. In his dual role, Dr. Zhang led Microsoft’s research and development initiatives in China, including strategy and planning, research and development, as well as incubation of products, services and solutions. Dr. Zhang was also a member of the executive management committee of Microsoft (China) Limited. Dr. Zhang was the deputy managing director and a founding member of Microsoft Research Asia. Dr. Zhang has authored four books, over 400 scientific papers and holds over 102 US patents. Dr. Zhang received a Ph.D. in electrical engineering from the Technical University of Denmark in 1991, and a bachelor of science degree from Zhengzhou University, China, in 1982. Dr. Zhang is also a director of 21Vianet Group, Inc. (NASDAQ: VNET) and Xunlei Limited (NASDAQ: XNET).

Yuk Keung Ng has been our director since July 2012. Mr. Ng was appointed to be our director by Kingsoft Corporation, at which Mr. Ng serves as an executive director and the chief financial officer. Mr. Ng has more than twenty years of experience in financial management, corporate finance and merger and acquisition. Before joining Kingsoft Corporation, from 2006 to 2012, Mr. Ng was the chief financial officer of two companies listed on the Hong Kong Stock Exchange, including China NT Pharma Group Company Limited (Stock Code: 1011) and China Huiyuan Juice Group Ltd. (Stock Code: 1886). Prior to that, Mr. Ng had worked for over 12 years with PricewaterhouseCoopers from 1988 to 2001. Mr. Ng is currently an independent director of various companies listed on the Hong Kong Stock Exchange, including Sany Heavy Equipment International Holdings Company Limited (Stock Code: 631), Beijing Capital Land Limited (Stock Code: 2868), Winsway Coking Coal Holdings Limited (Stock Code: 1733) and Zhongsheng Group Holdings Limited (Stock Code: 881). Mr. Ng is a professional accountant and a fellow member of both the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants and a member of the Institute of Chartered Accountants in England and Wales. Mr. Ng obtained a master’s degree in global business management and e-commerce in 2002 and graduated from the University of Hong Kong with a bachelor’s degree in social sciences in 1988.

David Ying Zhang has been our director since October 2010. Mr. Zhang was appointed to be our director by Matrix Partners China. Our board of directors has determined that Mr. Zhang meets the independence standards under Rule 10A-3 under the Exchange Act and applicable NYSE corporate governance rules. Mr. Zhang is a founding managing partner of Matrix Partners China, where he oversees all of private equity investment firm’s operations. Mr. Zhang is currently also a director of iKang Healthcare Group, Inc. (NASDAQ: KANG). Prior to joining us, since 2002, Mr. Zhang established and expanded WI Harper Group’s Beijing operations and co-managed its China portfolios. Prior to joining WI Harper Group, Mr. Zhang worked at Salomon Smith Barney, where he was responsible for analyzing, structuring and marketing companies in the internet, software and semiconductor sectors. Before then, Mr. Zhang worked at ABN AMRO Capital as a senior venture associate. Mr. Zhang received a master of science degree in biotechnology and business from Northwestern University in 1999 and a bachelor of science degree in clinical science with minor in chemistry from California State University in 1997.

Ke Ding has been our director since June 2013. Mr. Ding was appointed to be our director by TCH Copper Limited, an affiliate of Tencent and one of our major shareholders. Since March 2011, Mr. Ding has been the vice president in charge of mobile internet business at Tencent. Prior to that, Mr. Ding had been the general manager in charge of Tencent’s 3G products center since May 2009. Mr. Ding received a master’s degree in theoretical and applied automated control from Lanzhou University of Technology, China, in 1997, and a bachelor’s degree of science from Xidian University, China, in 1994.

Zhijian Peng has been our director since July 2013. Mr. Peng was appointed to be a director of our company by TCH Copper Limited, one of our major shareholders. Mr. Peng joined Tencent in 2008 and is currently the vice president of Tencent’s corporate development and managing director of Tencent’s industry collaboration fund, heading investment and acquisition initiatives of Tencent. Prior to joining Tencent, Mr. Peng was a principal orchestrating corporate development at Google Inc. (“Google,” NASDAQ: GOOG), and was in charge of Google’s investment and acquisition activities in the greater China area. Prior to that, between 2004 and 2005, Mr. Peng was a global strategist at Samsung Group in Seoul, Korea. Mr. Peng received an MBA degree from the Wharton School of Business of the University of Pennsylvania in 2003, a master’s degree in economics from Peking University, China, in 1998, and a bachelor’s degree in mechanical engineering from Tsinghua University, China, in 1993.

Wei Liu has been our director since May 2013. Mr. Liu was appointed to be our director by Kingsoft Corporation, at which Mr. Liu serves as a vice president. Mr. Liu joined Kingsoft Corporation in 2000 as a manager, and was promoted to be the director of human resources in 2007, an assistant president in April 2012 and then the current position of vice president. Mr. Liu graduated from China University of Mining and Technology in 1999 with a bachelor’s degree in economics.

Richard Weidong Ji has been our director since May 7, 2014. Our board of directors has determined that Mr. Ji meets the independence standards under Rule 10A-3 under the Exchange Act and applicable NYSE corporate governance rules. Mr. Ji is the founding partner of All-Star Investment Limited, which aims to invest in internet technology leaders and consumer brands that help enhance the lives of Chinese consumers. Mr. Ji is also an independent director and a member of the audit committee of the boards of the NASDAQ-listed YY Inc. and the NYSE-listed 58.com Inc. Mr. Ji served as managing director and head of Asia-Pacific internet/media investment research at Morgan Stanley Asia Limited from 2005 to 2012, during which period he had won recognitions from publications and research groups such as Institutional Investor, Greenwich Associates, Asiamoney and Financial Times. Mr. Ji holds a doctor of science degree in biological science from Harvard University, an MBA from the Wharton School of Business at the University of Pennsylvania and a bachelor of science from Fudan University in China.

Ming Xu has been our chief technology officer since October 2010 and our president since November 2014. Mr. Xu has more than ten years of experience in the research and development of anti-virus and internet security. Prior to joining us, between September 2008 and October 2010, Mr. Xu served as the chief technology officer of Conew.com Corporation. Between 2005 and August 2008, Mr. Xu worked at Qihoo 360, where he was the technical director of 360 department, a division then in charge of developing 360 products. Between 2003 and 2005, Mr. Xu worked in various Internet companies, including Yahoo! Inc. and Beijing 3721 Technology Co., Ltd. as a software engineer. Mr. Xu received a master’s degree and a bachelor’s degree in engineering from Harbin Institute of Technology, China, in 2002 and 1999, respectively.

Ka Wai Andy Yeung has been our chief financial officer since January 2014. Prior to joining us, from 2009 to 2013, Mr. Yeung worked at Oppenheimer & Co. Inc. as director, executive director, and then managing director, responsible for research coverage of China’s internet and media sectors. Between 2004 and 2009, Mr. Yeung was an associate in equity research at Thomas Weisel Partners. Prior to that position, Mr. Yeung was a senior consultant at Wells Fargo Bank. From 1999 to 2002, he was an associate and then senior associate at Mitchell Madison Group and Silver Oak Partners. Mr. Yeung has been a Chartered Financial Analyst charterholder since 2001. He received his MBA degree from Yale University in 1999 and his bachelor’s degrees in mechanical engineering and applied mathematics from the University of California, Berkeley, in 1995.

Xinhua Liu has been our chief marketing officer since November 2011. Mr. Liu is currently in charge of our global sales and marketing, business operation, strategic business development, as well as legal and public affairs. Mr. Liu has over 16 years of working in marketing and public relations. Prior to joining us, between October 2007 and October 2011, Mr. Liu served as the chief strategy officer of Shunya Communications Group, where he was responsible for strategic account management, business development, partner sourcing, as well as strengthening the group’s digital capabilities in branding strategy, among others. Between 2005 to 2007, Mr. Liu was a national technology practice leader at Burson-Marsteller, where he was in charge of clientele sourcing in the technology industry in greater China. Mr. Liu received an MBA degree from the Beijing International MBA program of Peking University, China, in 2003 and a bachelor’s degree in international economics from the University of International Relations, China, in 1996.

Jie Xiao has been our senior vice president since November 2014, after having served as our vice president since October 2010. Ms. Xiao  is in charge of business development, marketing, and commercial products. From 2008 to 2010, she was a senior manager at the enterprise marketing department of Baidu, Inc. (NASDAQ: BIDU), focusing on public relations. Prior to that, she worked as a public relations director at Qihoo 360 Technology Co., Ltd. and a communications manager for Yahoo! China. She received a bachelor’s degree in accounting from Renmin University in 1999.

Yong Chen has been our senior vice president since November 2014, after having served as our vice president since October 2010. Mr. Chen is in charge of the development of Duba Anti-virus, our core anti-virus product, and some other products. Between 2001 and 2010, Mr. Chen held various positions at Kingsoft Corporation’s subsidiaries responsible for research and development, including the development of Duba Anti-virus. Mr. Chen has won several awards for innovation and is the inventor of five issued patents. He received a bachelor of engineering degree from Jingdezhen Ceramic Institute, China, in 2001.

B.                                    Compensation

Compensation of Directors and Officers

For the fiscal year ended December 31, 2014, we paid an aggregate of approximately RMB9.7 million (US$1.6 million) in cash to our executive officers, including our executive director, and we paid an aggregate of approximately RMB651,000 (US$105,000) in cash to our non-executive directors. Our PRC entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefits. For the fiscal year ended December 31, 2014, we contributed an aggregate of approximately RMB691,000 (US$111,000) for pension, retirement benefits or other similar benefits for our executive officers, including our executive director.

Share Incentive Plans

We adopted a share award scheme in May 2011, as amended in September 2013, or the 2011 Plan, a 2013 equity incentive plan in January 2014, or the 2013 Plan, and a 2014 restricted shares plan, or the 2014 Plan. The purpose of our share incentive plans is to recruit and retain key employees, directors or consultants of outstanding ability and to motivate them to deliver the best performance for the benefit of our company.

The 2011 Plan

Under the 2011 Plan, as amended, the maximum number of shares in respect of which awards that may be granted is 100,000,000 ordinary shares of our company as at the date of such grant, excluding any shares awarded that have lapsed or have been forfeited. In May 2011, we issued 100,000,000 ordinary shares that were put on trust for the benefit of participating employees in the 2011 Plan.

The following paragraphs summarize the key terms of the as amended 2011 Plan.

Types of Awards. The 2011 Plan provides for the award of our ordinary shares subject to certain terms and conditions that our board of directors may determine in its absolute discretion.

Plan Administration. Our board or a committee of our board duly authorized for the purpose of the 2011 Plan shall administer the 2011 Plan. The plan administrator will determine in its absolute discretion the employees to receive the awards, the number of awards to be granted to each selected grantee, and the terms and conditions of each award grant. We have set up a trust pursuant to a trust deed to facilitate the administration of the 2011 Plan.

Award Notice. Share awards granted under the 2011 Plan are evidenced by an award notice that sets forth the terms and conditions for each grant, which relate to vesting, forfeiture or lapse of unvested awarded shares, and repurchase of vested awarded shares.

Eligibility. We may grant awards to any employee of our company, including without limitation an employee who is also a director of our company or subsidiaries.

Lapse of the Awards. An award will lapse if (i) the grantee of an award ceases to be an employee of our company or subsidiaries, (ii) the company which employs the selected employee ceases to be a subsidiary of our company, or (iii) there is an ordinary for involuntary wind-up of our company or a resolution is passed for the voluntary wind-up of our company, save for the purposes of an amalgamation, reconstruction or scheme of arrangement).

Vesting Schedule. The plan administrator determines the vesting schedule, which is set forth in the award notice.

Transfer Restrictions. Each award granted under the 2011 Plan are personal to respective grantees and may not be sold, transferred, assigned, charged, mortgaged, or encumbered with any interests in favor of any other third party.

Termination. The 2011 Plan will terminate in May 2021, unless terminated at an earlier date by our board of directors.

The 2013 Plan

Under the 2013 Plan, the maximum number of our ordinary shares that may be issued is 64,497,718 ordinary shares.

The following is a summary of the key terms of the 2013 Plan.

Types of Awards. The 2013 Plan provides for the grant of share options and share appreciation rights, in addition to the grant or sale of other share-based awards, such as our ordinary shares, restricted shares and awards that are valued in whole or in part by reference to or based on the fair market value of our ordinary shares.

Plan Administration. Our board, our compensation committee, or a subcommittee thereof duly authorized for the purpose of the Plan will be the plan administrator of our 2013 Plan. The plan administrator has the sole discretion to determine the participants to receive the awards, the number and types of awards to be granted to each participant, and the terms and conditions of each award grant.

Award Agreement. Awards under the 2013 Plan are evidenced by an award agreement that sets forth the terms and conditions for each grant.

Exercise Price. The exercise price, grant price, or purchase price of any award shall be determined by the plan administrator at its sole discretion.

Eligibility. We may grant awards to the employees, director or consultant of our company, Kingsoft Corporation or its affiliates.

Term of Awards. The term of options and share appreciation rights awarded under the 2013 Plan shall be determined by the plan administrator, subject to a maximum term of ten years after the date of grant. The term of other share-based awards shall be determined by the plan administrator.

Lapse of Option Awards. An option award will lapse if (i) the option has expired, (ii) the participant’s relationship or employment with our company and/or affiliates has been terminated with or without cause pursuant to any applicable laws or under the participant’s service contract with our company and/or affiliates, (ii) winding-up of our company has been commenced, or (iii) otherwise provided for in the award agreement.

Vesting Schedule. The plan administrator determines the vesting schedule, which is set forth in the award agreement.

Transfer Restrictions. An award may not be transferred or assigned by the participant in any manner other than by will or by the laws of descent and distribution, unless otherwise determined by the plan administrator.

Termination. The 2013 Plan will terminate automatically in January 2024, unless terminated at an earlier date by a resolution of our shareholders.

The 2014 Plan

We adopted the 2014 Plan in April 2014. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan is 122,545,665 Class A ordinary shares.  As of March 31, 2015, no awards had been granted under the 2014 Plan.

The following is a summary of the key terms of the 2014 Plan.

Types of Awards. The 2014 Plan permits the awards of restricted shares and restricted share units.

Plan Administration. Our board, our compensation committee, or a subcommittee thereof duly authorized for the purpose of the Plan will be the plan administrator of our 2014 Plan. The plan administrator has the sole discretion to determine the participants to receive the awards, the number and types of awards to be granted to each participant, and the terms and conditions of each award grant.

Award Agreement. Awards granted under the 2014 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to the employees, directors and consultants of our company.

Acceleration of Awards upon Change in Control. If a change in control of our company occurs, the plan administrator may, in its sole discretion, provide for (i) all awards outstanding to terminate at a specific time in the future and give each participant the right to exercise the vested portion of such awards during a specific period of time, or (ii) the purchase of any award for an amount of cash equal to the amount that could have been attained upon the exercise of such award, or (iii) the replacement of such award with other rights or property selected by the plan administrator in its sole discretion, or (iv) payment of award in cash based on the value of ordinary shares on the date of the change-in-control transaction plus reasonable interest.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Transfer Restrictions. Awards may not be transferred in any manner by the recipient other than by will or the laws of descent and distribution, except as otherwise provided by the plan administrator.

Termination of the 2014 Plan. Unless terminated earlier, the 2014 Plan will terminate automatically in 2024. Our board of directors has the authority to amend or terminate the plan subject to shareholder approval or home country practice.

The following table summarizes, as of March 31, 2015, the restricted shares that we granted to our current directors and executive officers and to other individuals as a group under our 2011 Plan and 2013 Plan, and which remained outstanding.

	Number of Restricted Shares Outstanding	Purchase Price (US$/Share)	Date of Grant	Expiration Date
Sheng Fu	4,881,667	N/A	March 21, 2014	May 25, 2021
	20,917,421	0.34	March 21, 2014	January 1, 2024
Ming Xu	*	N/A	March 21, 2014	May 25, 2021
	*	0.34	March 21, 2014	January 1, 2024
Ka Wai Andy Yeung	*	N/A	January 1, 2014	May 25, 2021
	*	0.34	January 2, 2014	January 1, 2024
Xinhua Liu	*	N/A	January 1, 2012	May 25, 2021
Yong Chen	*	N/A	June 1, 2011	May 25, 2021
Jie Xiao	*	N/A	January 1, 2012	May 25, 2021
Other individuals as a group	82,603,880	N/A
Total	149,302,511

*                 Less than 1% of our total outstanding Class A and Class B ordinary shares.

All restricted shares granted prior to the completion of our initial public offering under our share incentive plans entitle the holders to our Class B ordinary shares, while all restricted shares granted thereafter entitle the holders to Class A ordinary shares.

Employment Agreements

We have entered into employment agreements with our senior executive officers. We may terminate a senior executive officer’s employment for cause at any time without remuneration for certain acts of the officer, such as being convicted of or pleads guilty to a felony or to an act of fraud, misappropriation or embezzlement, any negligence or dishonest acts to the detriment of our company, or any misconduct or failure to perform his/her duties after afforded a reasonable opportunity to cure such failure. We may also terminate a senior executive officer’s employment without cause at any time by giving one month’s prior written notice, and we shall provide severance payments to the officer as expressly required by the applicable law of the jurisdiction where the officer is based. A senior executive officer may terminate his or her employment at any time by giving one month’s prior written notice.

In connection with the employment agreement, each senior executive officer has agreed to hold all proprietary or confidential information of our company and our affiliates or the respective clients, customers or partners, including, without limitation, all software and computer formulae, designs, specifications, drawings, data, manuals and instructions and all customer and supplier lists, sales and financial information, business plans and forecasts, all technical solutions and the trade secrets of our company, in strict confidence perpetually. Each officer also agrees that we shall own all the intellectual property developed by such officer during his or her employment.

C.                                    Board Practices

Board of Directors

Our board of directors currently consists of nine directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract or transaction in which he or she is interested provided the nature of the interest is disclosed prior to its consideration and any vote thereon. Our directors may exercise all the powers of our company to borrow money, mortgage or charge our undertaking, property and uncalled capital, and to issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of our company or of any third party.

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a nominating and corporate governance committee under the board of directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Richard Weidong Ji, Yuk Keung Ng and David Ying Zhang, and is chaired by Richard Weidong Ji. Our board of directors has determined that Richard Weidong Ji and David Ying Zhang both meet the “independence” requirements of NYSE and the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Richard Weidong Ji qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•                  selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•                  reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•                  reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•                  discussing the annual audited financial statements with management and the independent registered public accounting firm;

•                  reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of any material control deficiencies;

•                  annually reviewing and reassessing the adequacy of our audit committee charter;

•                  meeting separately and periodically with management and the independent registered public accounting firm; and

•                  reporting regularly to the board.

Compensation Committee

Our compensation committee consists of Jun Lei, Richard Weidong Ji and David Ying Zhang, and is chaired by Jun Lei. Our board of directors has determined that David Ying Zhang and Richard Weidong Ji both satisfy the “independence” standards under applicable NYSE corporate governance rules. Upon expiration of the one-year phase-in period that we currently rely on, we intend to rely on the controlled company exemption available under applicable NYSE corporate governance rules with respect to the composition of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

•                  reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•                  reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•                  reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•                  selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Jun Lei, Sheng Fu and David Ying Zhang, and is chaired by David Ying Zhang. Our board of directors has determined that David Ying Zhang satisfies the “independence” standards under applicable NYSE corporate governance rules. Upon expiration of the one-year phase-in period that we currently rely on, we intend to rely on the controlled company exemption available under applicable NYSE corporate governance rules with respect to the composition of our nominating and corporate governance committee. The committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The committee is responsible for, among other things:

•                  recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

•                  reviewing annually with the board the current composition of the board with regard to characteristics such as independence, skills, experience, expertise, diversity, and availability of service to us;

•                  selecting and recommending to the board the directors to serve as members of each standing committee of the board; and

•                  developing and reviewing periodically the corporate governance principles adopted by the board to ensure appropriateness and compliance with the requirements of the NYSE, and to recommend any desirable changes to the board.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time.

Terms of Directors and Executive Officers

Our officers are elected by and serve at the discretion of the board. Our directors are not subject to a term of office and hold office until such time as they resign or are removed from office by ordinary resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (1) becomes bankrupt or makes any arrangement or composition with his creditors; (2) dies or is found to be or becomes of unsound mind; or (3) without special leave of absence from the board of directors, is absent from meetings of the board for three consecutive meetings and the board resolves that his office be vacated.

D.                                    Employees

We had 692, 1,178 and 1,809 employees as of December 31, 2012, 2013 and 2014, respectively. The following table sets forth the number of our employees, categorized by function, as of December 31, 2014:

Function	Number of Employees

Operations	167
Research and development	1,268
Sales and marketing	221
General and administrative	153
Total	1,809

E.                                    Share Ownership

For information regarding the share ownership of our directors and officers, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” For information as to share awards granted to our directors, executive officers and other employees, see “Item 6. Directors, Senior Management and Employees—B.  Compensation—Share Incentive Plans.”

Item 7.                                                         Major Shareholders and Related Party Transactions

A.                                    Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2015 by:

•                  each of our current directors and executive officers; and

•                  each person known to us to own beneficially more than 5% of our shares.

Percentage of beneficial ownership is based on 1,423,901,876 total outstanding ordinary shares as of March 31, 2015, representing the sum of 332,537,724 Class A ordinary shares and 1,091,364,152 Class B ordinary shares of our company.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting of securities, or to dispose or direct the disposition of securities or has the right to acquire such powers within 60 days. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security, in both the numerator and the denominator. These shares, however, are not included in the computation of the percentage ownership of any other person.

			Ordinary Shares
	Shares Beneficially Owned		Beneficially
	Class A	Class B	Owned	Voting Power
Directors and executive officers**:	Ordinary Shares	Ordinary Shares	%(1)	%(2)

Jun Lei(3)	—	—	—	—
Sheng Fu(4)	32,500,000	82,644,330	8.1	7.6
Hongjiang Zhang(5)	—	—	—	—
Yuk Keung Ng(6)	*	—	*	*
David Ying Zhang(7)	39,586,743	42,168,675	5.7	4.1
Ke Ding(8)	—	—	—	—
Zhijian Peng(9)	*	—	*	*
Wei Liu(10)	—	—	—	—
Richard Weidong Ji(11)	*	—	*	*
Ming Xu(12)	10,000,000	47,575,395	4.0	4.3
Ka Wai Andy Yeung	—	—	—	—
Xinhua Liu	—	*	*	*
Jie Xiao	—	*	*	*
Yong Chen	*	*	*	*
All directors and executive officers as a group	86,057,597	191,158,400	19.1	17.8
Principal Shareholders:
Kingsoft Corporation Limited(13)	5,040,877	662,806,049	46.9	59.0
Tencent Holdings Limited(14)	15,031,120	220,481,928	16.5	19.7
Sheng Global Limited (15)	32,500,000	47,500,000	5.6	4.5
Matrix Partners Funds(16)	39,552,090	42,168,675	5.7	4.1

*                 Less than 1% of our total outstanding Class A and Class B ordinary shares.

**         Unless otherwise indicated in the footnotes, the business address for our directors and officers is 12/F, Fosun International Center Tower, No. 237 Chaoyang North Road, Chaoyang District, Beijing 100022, People’s Republic of China.

(1)                     Percentage ownership is calculated by dividing the number of Class A and Class B ordinary shares beneficially owned by a given person or group by the sum of (i) 1,423,901,876 ordinary shares and (ii) the number of Class A and Class B ordinary shares that such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after March 31, 2015.

(2)                     Percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by a given person or group with respect to the sum of all outstanding shares of our Class A and Class B ordinary shares. The holders of our Class B ordinary shares are entitled to ten votes per share, and holders of our Class A ordinary shares are entitled to one vote per share.

(3)                     The business address of Mr. Lei is c/o Kingsoft Corporation Limited, Kingsoft Tower, No. 33, Xiaoying West Road, Haidian District, Beijing 100085, People’s Republic of China.

(4)                     Represents (i) 32,500,000 Class A ordinary shares in the form of restricted ADSs and 47,500,000 Class B ordinary shares held by Sheng Global Limited, a BVI company wholly owned by Mr. Fu, (ii) 30,004,513 Class B ordinary shares, or 66.7% of the 45,000,000 Class B ordinary shares held by FaX Vision Corporation. FaX Vision Corporation is a BVI company that is 66.7% owned by Sheng Global Limited, a BVI company wholly owned by Mr. Fu, and 33.3% owned by XaDvision Global Limited, a BVI company wholly owned by Mr. Ming Xu. Mr. Fu and Mr. Xu are co-directors of FaX Vision Corporation, and (iii) 5,159,817 Class B ordinary shares that Mr. Fu may receive or purchase, where applicable, upon vesting of restricted shares under our share incentive plans within 60 days after March 31, 2015.

(5)                     The business address of Mr. Zhang is c/o Kingsoft Corporation Limited, Kingsoft Tower, No. 33, Xiaoying West Road, Haidian District, Beijing 100085, People’s Republic of China.

(6)                     The business address of Mr. Ng is c/o Kingsoft Corporation Limited, Kingsoft Tower, No. 33, Xiaoying West Road, Haidian District, Beijing 100085, People’s Republic of China.

(7)                     Represents the following shares held by Matrix Partner China I, L.P. and Matrix Partner China I-A, L.P., collectively, the Matrix Partners Funds: (i) 42,168,675 Class B ordinary shares and (ii) 35,000,000 Class A ordinary shares in the form of ADSs, as reported on a Schedule 13G jointly filed by the Matrix Partners Funds and other persons on February 4, 2015, (iii) 4,552,090 Class A ordinary shares, and (iv) certain Class A ordinary shares that Mr. Zhang may receive or purchase, where applicable, upon vesting of restricted shares under our share incentive plans within 60 days after March 31, 2015. Mr. Zhang is the managing partner of Matrix Partner Funds and may therefore be deemed to be a beneficial owner of the shares owned by Matrix Partner Funds. The business address of Mr. Zhang is Suite 2601, Taikang Financial Tower, Yard No. 38, 3rd East Ring Road North, Chaoyang District, Beijing, People’s Republic of China.

(8)                     The business address of Mr. Ding is c/o Tencent Holdings Limited, Tencent Building, Kejizhongyi Avenue, Hi-tech Park, Nanshan District, Shenzhen, 518057, People’s Republic of China.

(9)                     The business address of Mr. Peng is c/o Tencent Holdings Limited, Tencent Building, Kejizhongyi Avenue, Hi-tech Park, Nanshan District, Shenzhen, 518057, People’s Republic of China.

(10)              The business address of Mr. Liu is c/o Kingsoft Corporation Limited, Kingsoft Tower, No.33, Xiaoying West Road, Haidian District, Beijing 100085, People’s Republic of China.

(11)              The business address of Mr. Ji is Suite 2103, 21/F, Two Exchange Square, 8 Connaught Place, Central, Hong Kong.

(12)              Represents (i) 10,000,000 Class A ordinary shares in the form of restricted ADSs and 30,000,000 Class B ordinary shares held by XaDvision Global Limited, a BVI company wholly owned by Mr. Xu, (ii) 14,995,487 Class B ordinary shares, or 33.3% of the 45,000,000 Class B ordinary shares held by FaX Vision Corporation, and (iii) certain Class B ordinary shares that Mr. Xu may receive or purchase, where applicable, upon vesting of restricted shares under our share incentive plans within 60 days after March 31, 2015.

(13)              Represents (i) 5,040,877 Class A ordinary shares and (ii) 662,806,049 Class B ordinary shares held by Kingsoft Corporation Limited. Kingsoft Corporation Limited is a company incorporated in Cayman Islands listed on the Hong Kong Stock Exchange (Stock Code: 3888). Its business address is Kingsoft Tower, No. 33, Xiaoying West Road, Haidian District, Beijing 100085, People’s Republic of China.

(14)              Represents (i) 745,410 Class A ordinary shares and 14,285,710 Class A ordinary shares in the form of ADSs held by THL E Limited, a British Virgin Islands company wholly owned by Tencent Holdings Limited, and (ii) 220,481,928 Class B ordinary shares held by TCH Copper Limited, a British Virgin Islands company wholly owned by Tencent Holdings Limited, as reported on Schedule 13D jointly filed by TCH Copper Limited, Tencent Holdings Limited and THL E Limited on May 19, 2014. Tencent Holdings Limited is a Cayman Islands company listed on the Hong Kong Stock Exchange (Stock Code: 700). The business address of Tencent Holdings Limited is 29/F, Three Pacific Place, No. 1 Queen’s Road East, Wan Chai, Hong Kong.

(15)              Represents (i) 32,500,000 Class A ordinary shares in the form of restricted ADSs and (ii) 47,500,000 Class B ordinary shares held by Sheng Global Limited, a BVI company wholly owned by Mr. Sheng Fu. The registered address of Sheng Global Limited is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

(16)             Represents the following shares held by the Matrix Partners Funds: (i) 42,168,675 Class B ordinary shares and (ii) 35,000,000 Class A ordinary shares in the form of ADSs, as reported on Schedule 13G jointly filed by the Matrix Partners Funds and other persons on February 4, 2015, and (iii) 4,552,090 Class A ordinary shares. Each of the Matrix Partners Funds is an exempted limited partnership formed under the laws of Cayman Islands. None of the investors in Matrix Partners Funds owns more than 10% of funds. The registered office of both funds is at the offices of M&C Corporate Services Limited, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

As of March 31, 2015, to our knowledge, on the same basis of calculation as above, 302,020,020 Class A ordinary shares or approximately 21.2% of our total outstanding ordinary shares were held by one record shareholder in the United States, namely The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. None of our major shareholders have different voting rights apart from any Class B ordinary shares that they may hold in our company.

B.                                    Related Party Transactions

Contractual Arrangements with VIEs

Due to certain restrictions under PRC law on foreign ownership and investment in value-added telecommunications services in China, we conduct our operations in China principally through contractual arrangements with our VIEs in China and their respective shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our VIEs.”

Transactions and Agreements with Kingsoft Corporation and its Subsidiaries

As of March 31, 2015, Kingsoft Corporation is our controlling shareholder, with beneficial ownership and voting power of 46.9% and 59.0%, respectively, of our outstanding Class A and Class B ordinary shares on an as-converted basis. Kingsoft Corporation has the power acting alone to approve any action requiring a vote of the majority of our ordinary shares.

Our company has certain common directors and officers with Kingsoft Corporation. As of the date of this annual report, Mr. Jun Lei, the chairman of our board of directors, also currently serves as the chairman and non-executive director of Kingsoft Corporation. Mr. Hongjiang Zhang, one of our directors, is also the chief executive officer and director of Kingsoft Corporation. Mr. Yuk Keung Ng, one of our directors, is also the chief financial officer and director of Kingsoft Corporation. Mr. Wei Liu, one of our directors, is also a vice president of Kingsoft Corporation. Mr. Sheng Fu, our chief executive officer and director, also serves as a senior vice president at Kingsoft Corporation as of the date of this annual report.

Kingsoft Corporation is a company whose shares are listed on the Hong Kong Stock Exchange, and is accordingly subject to the requirements of the Hong Kong Listing Rules. Under the Hong Kong Listing Rules, we are a “connected person” of Kingsoft Corporation. Accordingly, transactions between us, our subsidiaries, our VIEs, or a VIE’s subsidiary, on the one hand, and Kingsoft Corporation or any of its subsidiaries (excluding us and our subsidiaries, VIEs and a VIE’s subsidiary), on the other hand, are “connected transactions.” Under the Hong Kong Listing Rules, all connected transactions must be carried out on normal commercial terms, and if the value of a connected transaction exceeds the applicable thresholds, it is subject to the approval of the independent shareholders of Kingsoft Corporation.

Non-compete undertaking

In connection with our initial public offering, we entered into a non-compete undertaking with Kingsoft Corporation in May 2014 on these terms:

•                  We will not develop games and will only operate games that have been developed by third party developers, except that we may acquire a majority interest in a third party game developer if Kingsoft Corporation chooses not to acquire such interest following our referral of the opportunity to it. We may operate games developed by Kingsoft Corporation and its remaining subsidiaries subject to complying with the relevant requirements under Chapter 14A of the Hong Kong Listing Rules, which governs connected transactions.

•                  Kingsoft Corporation and its remaining subsidiaries will use their best efforts to limit their revenue from the operation of third party-developed games through dedicated websites and platforms to less than 5% of their total revenue derived from the operation of self-developed and third party-developed games. If this threshold is exceeded in any financial year, Kingsoft Corporation is required to refer to us certain new opportunities relating to the operation of third party-developed games in the next financial year.

•                  We will refer all new opportunities relating to the development of games to Kingsoft Corporation and its remaining subsidiaries, except that we may continue to acquire minority interests (i.e., less than 50% interest) in third party game developers. If, following the acquisition of a minority interest in a game developer, we are able to acquire additional interests in such developer such that it will have an aggregate interest exceeding 50%, we will first offer the right to acquire such additional interests to Kingsoft Corporation. If Kingsoft Corporation chooses not to take up such right, we may do so.

•                  All decisions by Kingsoft Corporation with respect to whether to take up the right of first offer will be made by the directors of Kingsoft Corporation that do not hold positions at our company.

•                  Kingsoft Corporation and its remaining subsidiaries will refer all new opportunities relating to information security software, web browsers, the provision of information security service across devices and the provision of online advertising services relating to the information security software business (other than an opportunity relating to such business in Japan) to us. If we choose not to take up such opportunities, Kingsoft Corporation and its remaining subsidiaries may do so.

Cooperation framework agreement

Historically, we have entered into various transactions from time to time with Kingsoft Corporation and its subsidiaries. In order to regulate such ongoing transactions, we entered into a cooperation framework agreement with Kingsoft Corporation on December 27, 2013, which became effective from January 1, 2014 and will expire on December 31, 2016. The agreement was amended on April 1, 2014. Until its expiration date, this framework agreement governs the following transactions between our company and Kingsoft Corporation:

•                  Promotion services. We and Kingsoft Corporation will mutually provide promotion services through their own products and websites for the sale of the other party’s products, including but not limited to, pre-installation, bundle promotion, joint operation and publishing on-line advertisement;

•                  Licensing services. We and Kingsoft Corporation will grant licenses to each other to use, among others, certain technologies, trademarks and software products;

•                  Leasing transactions. Kingsoft Corporation will provide property leasing and asset leasing to our company; and

•                  Miscellaneous services. Kingsoft Corporation will provide miscellaneous services to our company, including but not limited to, administration assistance services and technology support services.

We and Kingsoft Corporation may enter into individual contracts from time to time when necessary according to the principles and scope provided for under the framework agreement. Pursuant to the framework agreement, the transactions between us and Kingsoft Corporation will be priced based on: (i) the prevailing fair market pricing rules adopted in the same industry; (ii) a price calculated based on costs plus reasonable profit margin; or (iii) a price with reference to the price or reasonable profit margin of an independent third party.

For the year ended December 31, 2014, we recognized aggregate fees of RMB6.1 million (US1.0 million) to Kingsoft Corporation and its subsidiaries for leasing and miscellaneous services they provided to us, in addition to the licensing fees recognized pursuant to separate licensing agreements. See “—Intellectual property licensing arrangements.” For the same year, we recognized aggregate revenue of RMB1.7 million (US$0.3 million) from Kingsoft Corporation and its subsidiaries for promotion services and online marketing services that we provided to Kingsoft Corporation and its subsidiaries, in addition to the licensing revenues recognized pursuant to separate licensing agreements. See “Exclusive technologies licensing agreement and framework licensing agreement.”

Exclusive technologies licensing agreement and framework licensing agreement

On December 1, 2009, Beijing Security entered into an exclusive licensing agreement with Kingsoft Japan Inc., or Kingsoft Japan, one of Kingsoft Corporation’s subsidiaries, pursuant to which Beijing Security granted Kingsoft Japan the exclusive right to use certain internet security software within Japan and to sub-license such software to original equipment manufacturers in Japan solely for their self-use and sale of products and services. Pursuant to this agreement, which was later amended in March 2012, Beijing Security will charge 12% of the revenues (net of cost of sales such as agents’ and distributors’ commission) derived from the sale and manufacture of products and services. This agreement will expire on November 30, 2015.

On November 12, 2013, our company, in our own capacity and on behalf of Beijing Security, entered into a framework licensing agreement with Kingsoft Japan, which supplies detailed provisions to the exclusive licensing agreement dated December 1, 2009. Pursuant to this framework agreement, with regard to software on mobile products, our company will develop and provide continuous technology upgrade services. As a consideration, Kingsoft Japan agreed to raise the share of revenue by our company from 12% to 33%, unless otherwise agreed based on fair and customary commercial terms. The increased share of revenue is retroactively effective from January 1, 2013. With respect to Duba Anti-virus on PCs, our company will provide upgrade and service maintenance to Kingsoft Japan effective from January 1, 2014. As a consideration, Kingsoft Japan agreed to raise the share of revenue by our company from 12% to 20%, and to 33% of revenue derived from Duba Anti-virus on PCs that surpasses a stipulated threshold.

For the year ended December 31, 2014, we recognized aggregate revenue of RMB4.0 million (US$0.6 million) from Kingsoft Japan pursuant to the exclusive licensing agreement dated December 1, 2009, as amended, and the framework licensing agreement.

Intellectual property licensing arrangements

On January 14, 2011, Beijing Security, Zhuhai Juntian and Conew Network, or collectively, the Licensees, entered into an authorization and licensing agreement with Beijing Kingsoft Digital Entertainment Technology Co., Ltd., Beijing Kingsoft Software Co., Ltd., and Zhuhai Kingsoft Software Co., Ltd., or collectively, the Licensors, which are subsidiaries of Kingsoft Corporation. The agreement was further amended on February 14, 2011 and December 3, 2012 and took effect retroactively from October 1, 2010. According to the agreement, as amended, the Licensors grants to the Licensees, for a consideration of RMB42.0 million, a global license (except in Japan) to use for a duration of five years certain approved or pending software copyrights, patents and trademarks, or collectively, the Products, a right to redevelop the Products, and a right to sub-license all those Products to its affiliates without additional consideration. Any rights and interests redeveloped by the Licensees based on the Products belong to the Licensees. This authorization and licensing agreement has been terminated and superseded by the intellectual property transfer and license framework agreement, or the Transfer and License Agreement, effective from April 1, 2014. The total licensing fee payable in 2014 under the authorization and licensing agreement shall be calculated pro-rata based on the actual term performed.

Pursuant to the Transfer and License Agreement, Kingsoft Corporation agreed to transfer and license to us certain intellectual property it owns that is related to our business, for a total consideration of RMB13.6 million (US$2.2 million), tax inclusive. The intellectual property transferred includes software copyrights, registered and pending trademarks and approved and pending patents. In addition, we agreed to grant Kingsoft Corporation the right to use the patents and trademarks it transferred to us to promote Kingsoft Corporation and our company, for an aggregate consideration of RMB0.4 million (US$0.1 million), tax inclusive. Kingsoft Corporation also agreed to license to us certain patents and trademarks it did not transfer to us that are related to our business. However, these licenses do not allow us to use such patents and trademarks in Japan or to promote lines of business in competition with Kingsoft Corporation. These licenses will terminate upon expiration or rejection of application of the relevant patents and trademarks, and will terminate automatically when Kingsoft Corporation ceases to be our major shareholder (as defined in the Hong Kong Listing Rules).

For the year ended December 31, 2014, we incurred an aggregate license fee of RMB2.1 million (US$0.3 million) pursuant to the authorization and licensing agreement and the Transfer and License Agreement.

Corporation Promotion Agreement

We entered into corporation promotion agreement with Zhuhai Kingsoft Office Software, a subsidiary of Kingsoft Corporation. Under the agreement, Zhuhai Kingsoft Office Software agreed to promote our products on its platforms. The promotion fee was priced based on effective IP click.  For the year ended December 31, 2014, we incurred an aggregate promotion fee of RMB24.5 million (US$3.9 million).

Non-exclusive game operation framework agreements

We entered into a joint game operation framework agreement with Kingsoft Corporation on October 15, 2014. Pursuant to the agreement, Kingsoft Corporation and its remaining subsidiaries grant us the license to, among others, distribute, operate and promote certain games, and we provide the platforms, including but not limited to the website, software, PC products and mobile platform, together with ancillary services, for operating such licensed games. We will share with Kingsoft Corporation and its remaining subsidiaries the revenues generated from users under the joint game operation based on the prevailing fair market price in the same industry. We will pay Kingsoft Corporation and its remaining subsidiaries (i) 20% to 50% of the revenue generated, and (ii) licensing fees ranging from RMB2 million to RMB15 million depending on the game quality, licensing scope and mobile platform operating the licensed game. Transactions under the framework agreement are subject to annual caps of RMB42 million and RMB78 million in total for 2014 and 2015, respectively. The agreement will expire on December 31, 2015.

For the year ended December 31, 2014, we recognized licensing fees of RMB13.9 million (US2.2 million) pursuant to the framework agreement and we paid a total of RMB2.3 million (US$0.4 million) to the subsidiaries of Kingsoft Corporation as their share of revenues.

Purchase of equity interest in Kingsoft Japan

On March 18, 2014, our Hong Kong subsidiary Cheetah Technology entered into an equity transfer agreement with Kingsoft Corporation, pursuant to which we agreed to purchase 20% equity interest in Kingsoft Japan in consideration of JPY614,040,000, which was equivalent to RMB37.0 million (US$6.0 million) translated based on the exchange rate prevailing on the transaction date.

In the future, for so long as Kingsoft Corporation remains our controlling shareholder, we intend to enter into new agreements, or make amendments to existing agreements, between us and Kingsoft Corporation that involve significant expenditures or commitments with reference to the terms of similar agreements between unrelated third parties. We will also submit such agreements and amendments for review by the audit committee of our board of directors, which will assess such agreements and amendments for potential conflicts of interest in accordance with NYSE rules and seek to ensure that terms of such agreements and amendments are no less favorable than would be comparable agreements between us and an unaffiliated third party. In assessing a related party transaction, the audit committee will be required to consider such factors as (i) the benefits to us of the transaction; (ii) whether such transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances; (iii) the materiality of the transaction to us; and (iv) the extent of the related party’s interest in the transaction.

Transactions with Other Affiliates

Transactions with Beijing Starsinhand Technology Company Limited

In December 2014, we acquired an additional 22.2% equity interest in Moxiu Technology (Beijing) Co., Ltd., or Moxiu Technology, from Beijing Starsinhand Technology Company Limited, for a consideration of RMB30 million (US$4.8 million) in cash, resulting in a total of 50.5% equity interest in Moxiu. Beijing Starsinhand Technology Company Limited is a subsidiary of Tencent Holdings Limited, one of our major beneficial shareholders.

Transactions with Tencent Shenzhen

We entered into a strategic cooperation agreement dated December 27, 2013, as amended on July 31, 2014, with Shenzhen Tencent Computer Systems Company Limited, or Tencent Shenzhen, to promote various types of products of Tencent Holdings Limited, its subsidiaries and their respective associates, or collectively the Tencent Group, through various forms of promotion services on our mobile and PC applications and platforms. Tencent Shenzhen is a subsidiary of Tencent Holdings Limited, one of our major beneficial shareholders. The term of the cooperation agreement is from January 1, 2014 to December 31, 2015, and the total consideration of all the transactions subject to this cooperation agreement, as amended on July 31, 2014, shall not exceed RMB100 million and RMB105 million for the years ended December 31, 2014 and 2015, respectively. On January 30, 2015, we entered into a supplemental agreement with Tencent Shenzhen, pursuant to which Tencent Shezhen agrees to provide promotion services to us, subject to an annual cap of RMB100 million for the year ended December 31, 2015. The price of services provided between us and Tencent Shenzhen will be based on (i) the prevailing fair market price, (ii) the actual cost incurred plus a reasonable profit margin, or (iii) a price with reference to the price or reasonable profit margin of an independent third party conducting the similar transactions.

Pursuant to the strategic cooperation agreement, as amended, for the year ended December 31, 2014, we recognized total revenue from the Tencent Group in the amount of RMB78.4 million (US$12.6 million).

Transactions with Moxiu Technology

In 2014, we entered into agreements with Moxiu Technology to provide promotion services and online marketing services to each other. For the year ended December 31, 2014, we recognized a revenue of RMB0.5 million (US$0.1 million) for the services provided to Moxiu Technology, and paid RMB0.6 million (US$0.1 million) for the services provided by Moxiu Technology.

Transactions with Xiaomi

In 2014, we entered into various agreements with Xiaomi Technology Co., Ltd., or Xiaomi, formerly Beijing Xiaomi Technology Co., Ltd., a subsidiary of Xiaomi Corporation. Xiaomi Corporation is a Cayman Islands company controlled by Mr. Jun Lei, our chairman of board of directors. Pursuant to the agreements, we provide promotion services and online marketing services to Xiaomi at the prevailing fair market price in the same industry for similar transactions. For the year ended December 31, 2014, we recognized a total revenue of RMB4.1 million (US$0.7 million) from Xiaomi pursuant to the agreements. In addition, from time to time, we purchase smartphones and other consumables from Xiaomi at standard market prices. For the year ended December 31, 2014, we purchased a total of RMB2.4 million (US$0.4 million) worth of smartphones and consumables from Xiaomi.

In 2014, we entered into agreements with Xiaomi and its affiliates to provide promotion services to each other. For the year ended December 31, 2014, we recognized a revenue of RMB4.1 million (US$0.7 million) for the services provided to Xiaomi and its affiliates and paid RMB2.9 million (US$0.5 million) for the services provided by Xiaomi and its affiliates.

On February 1, 2014, we entered into a non-exclusive game operation agreement with Beijing Wali Network Technology Co., Ltd., or Beijing Wali, pursuant to which we agreed to allocate 50% of the revenue generated to Beijing Wali.  For the year ended December 31, 2014, we paid a total of RMB3.1 million (US$0.5 million) to Beijing Wali as their share of revenues. On July 25, 2014, we entered into a second non-exclusive game operation agreement with Beijing Wali. Pursuant to the agreement, we and Beijing Wali jointly operate games and share revenues generated from the game operation at an agreed rate. For the year ended December 31, 2014, we recognized a total of RMB1.5 million (US$0.2 million) as our share of revenues from the joint game operation. Beijing Wali is an affiliate of Xiaomi Corporation.

Transactions with Wuhan Antian

On January 1, 2014, we entered into authorization and licensing agreement with Wuhan Antian Information Technology Co., Ltd., or Wuhan Antian, to purchase a license to use certain technology in an amount of RMB4.0 million (US$0.6 million) from January 1, 2014 to December 31, 2014. We owned 40% equity interests in Wuhan Antian as of December 31, 2014.

Transactions with our Founders

Restricted Share Purchase Agreement

Pursuant to a restricted share purchase agreement dated March 8, 2011, as amended in June 2013 and July 2014, we issued 100,000,000 ordinary shares to FaX Vision Corporation, a BVI company jointly owned by Mr. Sheng Fu and Mr. Ming Xu, for an aggregate consideration of US$2,499,000, or US$0.02499 per share. Pursuant to the agreement, as amended, we have an irrevocable and exclusive option to repurchase the issued and sold ordinary shares from FaX Vision Corporation if the employment of Mr. Sheng Fu with our company (including our subsidiaries and the VIEs) is terminated voluntarily by himself or by us for cause. Twenty percent of the issued and sold shares was released from the repurchase option upon closing of the share sale, and 20% of the issued and sold shares will be released from the repurchase option on each anniversary following the date of closing, except for the last 20% of the issued and sold shares, which is released from the repurchase option in July 2014. The repurchase price per share shall be equal to the lesser of the consideration price under this agreement or the fair market value of any of our ordinary shares which have not yet been released from the repurchase option. The repurchase option shall terminate upon the exercise in full of the repurchase option, or the termination of Mr. Sheng Fu’s employment by our company without cause.

Redemption Option

Pursuant to the series B share purchase agreement dated June 23, 2013 entered into by and among our company, Kingsoft Corporation, TCH Copper Limited, Mr. Sheng Fu, Mr. Ming Xu and FaX Vision Corporation, we granted to FaX Vision Corporation, a BVI company co-owned by Mr. Sheng Fu and Mr. Ming Xu, a redemption option to sell to us 24,264,042 ordinary shares of our company at the purchase price of US$0.38354164 per share for an aggregate price of US$9,306,270.46 within 24 months after closing of our issuance and sale of series B preferred shares. We shall cancel all the ordinary shares repurchased in such manner.

Shareholders’ Agreement

In connection with the issuance of our series B preferred shares in June 2013, we entered into a second amended and restated shareholders’ agreement on June 23, 2013 with our shareholders and relevant parties therein. Pursuant to this second amended and restated shareholders’ agreement, we have provided rights to our shareholders to appoint directors to our board. Kingsoft Corporation has the right to appoint four directors to our board of directors as long as it holds more than 50% of our issued and outstanding shares. If Kingsoft Corporation holds less than 50% of our issued and outstanding shares, it would instead have the right to appoint three directors to our board. Matrix Partners China I, L.P. and Matrix Partners China I-A, L.P. is entitled to jointly appoint one director to our board. FaX Vision Corporation is entitled to appoint one director to our board. TCH Copper Limited, an affiliate of Tencent, is entitled to appoint two directors to our board, provided however, if TCH Copper Limited holds less than 164,385,542 preferred shares, it shall be entitled to appoint only one director to our board. These shareholders’ right to appoint directors has automatically terminated upon the completion of our initial public offering.

In addition, pursuant to the second amended and restated shareholders agreement, certain of our series A and series B preferred shareholders are entitled to certain preferential rights, including right of first refusal, co-sale right, and information right. In particular, as long as TCH Copper Limited holds no less than 123,289,157 preferred shares, TCH Copper Limited is entitled to (i) right of first offer, right of first negotiation and right of first refusal with respect to any of our intellectual property that we intend to transfer, sell or assign to any person other than Kingsoft Corporation, our subsidiaries and our VIEs, and (ii) within 48 months following July 6, 2011, cooperation notice and a priority right to cooperate with our company on certain specific business areas, such as internet security products. All preferred shareholders’ rights, including the aforementioned special rights conferred on TCH Copper Limited, has automatically terminated upon the completion of our initial public offering.

Subscription Agreement

Concurrently with the completion of our initial public offering, pursuant to a subscription agreement dated April 25, 2014 with Kingsoft Corporation, Xiaomi Ventures Limited and Baidu Holdings Limited, we issued and sold 7,142,857, 14,285,714 and 14,285,714 Class A ordinary shares for a consideration of US$10 million, US$20 million and US$20 million, respectively, to Kingsoft Corporation, Xiaomi Ventures Limited and Baidu Holdings Limited. Xiaomi Ventures Limited is controlled by Mr. Jun Lei, our chairman of board of directors.

Registration Rights Agreement

Pursuant to the registration rights agreement dated April 25, 2014 with Kingsoft Corporation, Xiaomi Ventures Limited and Baidu Holdings Limited, we agreed to grant each of the parties Form F-3 registration rights and the piggyback registration rights. In addition, we agreed to pay expenses relating to their exercise of Form F-3 registration rights and piggyback registration rights, except for underwriting discounts and commissions relating to the sale of securities, unless, subject to a few exceptions, a registration request is subsequently withdrawn at the request of a majority-in-interest of the holders requesting such registration.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements.”

Share Incentive Plans

“Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

Other Transactions with Certain Directors and Affiliates

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Compensation of Directors and Executive Officers.”

C.                                    Interests of Experts and Counsel

Not applicable.

Item 8.                                                         Financial Information

A.                                    Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We are subject to legal proceedings and claims in our ordinary course of business from time to time. We are currently not a party to, and are not aware of any threat of, any legal, arbitration or administrative proceedings that, in the opinion of our management, are likely to have a material and adverse effect on our business, financial condition or results of operations. For a description of certain legal proceedings and arbitration that we are currently involved in, see “Note 17. Commitments and Contingencies—Litigation” to our consolidated financial statements for the years ended December 31, 2012, 2013 and 2014 included in this annual report.

In September 2011, Mr. Sheng Fu, our chief executive officer, was named as a defendant in a lawsuit filed by Qihoo in the High Court of the Hong Kong Special Administrative Region. The complaint was subsequently amended in May 2012, July 2012 and January 2014. The amended complaint alleges that Mr. Fu has breached his contractual obligations of confidentiality, non-competition, non-solicitation and non-disparagement under the agreements Mr. Fu had entered into with a subsidiary of Qihoo prior to his resignation from the subsidiary in August 2008. The complaint asserts that Mr. Fu was a product manager of Qihoo and was responsible for, and participated in, product design and research of certain antivirus products, including 360 Anti-virus and 360 Safe Guard and had access to the related confidential information, trade secret, technology and know-how.

In connection with the above claims, the complaint specifically alleges that Mr. Fu: (i) used confidential information of Qihoo to develop, by himself or through Beijing Conew and Conew Network, an anti-virus product released around May 2010 that was substantially similar to Qihoo’s 360 Anti-virus and 360 Safe Guard and infringed upon the confidential information, trade secrets and other rights of Qihoo; (ii) engaged in or dealt with businesses and products that directly competed with the businesses and/or products of Qihoo within the 18-month restricted period; (iii) employed employees of Qihoo within the 18-month restricted period, including Mr. Ming Xu, our chief technology officer, who was the then director of technology of 360 Safe Guard, a division of Qihoo; and (iv) made certain negative statements publicly about Qihoo.

Qihoo is seeking a court declaration that Qihoo’s repurchase of its shares previously granted to Mr. Fu under Qihoo’s share incentive plan at a nominal value was valid, a court order that Mr. Fu cease to use any confidential information or know-how of Qihoo, damages for disparagement, and a court order that Mr. Fu account to Qihoo for any profits that he earned as a result of the alleged breach.

Mr. Fu joined us in October 2010 when we acquired Conew.com Corporation, for which Mr. Fu served as the chief executive officer prior to the acquisition. Our product offerings do not include, and are not derived from, the anti-virus products referenced in the complaint.

Dividend Policy

We declared a special dividend of RMB17.7 million to Kingsoft Corporation in November 2009, which was fully paid in 2013. In addition, we declared a special dividend of RMB43.1 million in August 2011 to Kingsoft Corporation, which was fully paid in 2011. We currently have no plan to declare or pay any dividends in the near future on our shares or ADSs. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely on a significant amount of dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may rely on dividends paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation of Foreign Currency Exchange and Dividend Distribution.”

Our board of directors has discretion as to whether to distribute dividends, subject to applicable laws. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.  See “Item 12. Description of Securities Other than Equity Securities—D. American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.                                    Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.                                                         The Offer and Listing

A.                                    Offering and Listing Details

Our ADSs have been listed on The New York Stock Exchange, or the NYSE, since May 8, 2014. Our ADSs currently trade on the NYSE under the symbol “CMCM.” One ADS represents ten Class A ordinary shares of our company.

The following table provides the high and low trading prices for our ADSs on the NYSE for the time periods indicated.

	Trading Price
	High	Low
Annual Highs and Lows
2014 (since May 8, 2014)	30.77	12.50
Quarterly Highs and Lows
Second Quarter 2014 (since May 8, 2014)	25.00	12.50
Third Quarter 2014	30.77	18.03
Fourth Quarter 2014	21.67	14.76
First Quarter 2015	30.77	12.50
Monthly Highs and Lows
October 2014	21.35	15.79
November 2014	21.67	17.24
December 2014	17.54	14.77
January 2015	20.46	15.10
February 2015	21.54	18.84
March 2015	19.64	16.38
April 2015 (through April 20, 2015)	25.55	17.23

B.                                    Plan of Distribution

Not applicable.

C.                                    Markets

Our ADSs have been listed on the NYSE since May 8, 2014 under the symbol “CMCM.”

D.                                    Selling Shareholders

Not applicable.

E.                                    Dilution

Not applicable.

F.                                     Expenses of the Issue

Not applicable.

Item 10.                                                  Additional Information

A.                                    Share Capital

Not applicable.

B.                                    Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our fourth amended and restated memorandum and articles of association contained in our F-1 registration statement (File No. 333-194996), as amended, initially filed with the SEC on April 2, 2014. The fourth amended and restated memorandum and articles of association was adopted by our shareholders by unanimous resolutions on April 2, 2014, and became effective upon completion of our initial public offering of our Class A ordinary shares represented by ADSs.

C.                                    Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D.                                    Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange.”

E.                                    Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income.

On April 22, 2009, the State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC controlled enterprise that is incorporated offshore is located in China. Further to SAT Circular 82, on July 27, 2011, the SAT issued the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, to provide more guidance on the implementation of SAT Circular 82; the bulletin became effective on September 1, 2011. SAT Bulletin 45 clarified certain issues in the areas of resident status determination, post-determination administration and competent tax authorities procedures. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be considered as a PRC tax resident enterprise by virtue of having its “de facto management body” in China only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (d) more than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC. Although SAT Circular 82 and SAT Bulletin 45 only apply to offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups and not those controlled by PRC individuals or foreigners, the determination criteria set forth therein may reflect the SAT’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

We do not believe Cheetah Mobile Inc. meets all of the criteria described above. We believe that none of Cheetah Mobile Inc. and its subsidiaries outside of China is a PRC tax resident enterprise, because none of them is controlled by a PRC enterprise or PRC enterprise group, and because their records (including the resolutions of its board of directors and the resolutions of shareholders) are maintained outside the PRC. However, as the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” when applied to our offshore entities, we may be considered as a resident enterprise and may therefore be subject to PRC enterprise income tax at 25% on our global income. In addition, if the PRC tax authorities determine that our company is a PRC resident enterprise for PRC enterprise income tax purposes, dividends paid by us to non-PRC holders may be subject to PRC withholding tax, and gains realized on the sale or other disposition of ADSs or ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such dividends or gains are deemed to be from PRC sources. Any such tax may reduce the returns on your investment in the ADSs.

If we are considered a “non-resident enterprise” by the PRC tax authorities, the dividends paid to us by our PRC subsidiaries will be subject to a 10% withholding tax. The EIT Law also imposes a withholding income tax of 10% on dividends distributed by an foreign invested enterprise to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where our company is incorporated, and the British Virgin Islands, where our subsidiary Conew.com Corporation was incorporated, do not have such tax treaties with China. Our U.S subsidiary is not an immediate holding company of any of our PRC subsidiaries. Under the Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, the dividend withholding tax rate may be reduced to 5%, if a Hong Kong resident enterprise that receives a dividend is considered a non-PRC tax resident enterprise and holds at least 25% of the equity interests in the PRC enterprise distributing the dividends, subject to approval of the PRC local tax authority. However, if the Hong Kong resident enterprise is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividends may remain subject to withholding tax at a rate of 10%. Accordingly, Cheetah Technology Corporation Limited may be able to enjoy the 5% withholding tax rate for the dividends it receives from our PRC subsidiaries if it satisfies the relevant conditions under tax rules and regulations, and obtains the approvals as required.

According to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued by the PRC State Administration of Taxation on December 10, 2009, with retroactive effect from January 1, 2008, or SAT Circular 698, where a non-resident enterprise transfers the equity interests in a PRC resident enterprise indirectly through a disposition of equity interests in an overseas holding company (other than a purchase and sale of shares issued by a PRC resident enterprise in public securities market), PRC tax reporting and payment obligations may be triggered. On February 6, 2015, SAT issued a new guidance (Bulletin [2015] No. 7), or SAT Bulletin 7, on the PRC tax treatment of an indirect transfer of assets by a non-resident enterprise. SAT Bulletin 7 is the latest regulatory instrument on indirect transfers, extending to not only the indirect transfer of equity interests in PRC resident enterprises but also to assets attributed to an establishment in China and immovable property in China or, collectively, Chinese Taxable Assets. According to SAT Circular 698 and SAT Bulletin 7, when a non-resident enterprise engages in an indirect transfer of Chinese Taxable Assets, or Indirect Transfer, through an arrangement that does not have a bona fide commercial purpose in order to avoid paying enterprise income tax, the transaction should be re-characterized as a direct transfer of the Chinese assets and becomes taxable in China under the EIT Law, and gains derived from such indirect transfer may be subject to the PRC withholding tax at a rate of up to 10%. In addition, transferees and transferors in such indirect transfers are subject to tax withholding and reporting obligations, respectively. SAT Bulletin 7 does not replace SAT Circular 698 in its entirety. Instead, it abolishes certain provisions and provides more comprehensive guidelines on a number of issues. Among other things, SAT Bulletin 7 substantially changes the reporting requirements in SAT Circular 698, provides more detailed guidance on how to determine a bona fide commercial purpose, and also provides for a safe harbor for certain situations, including purchase and sale of shares in an offshore listed enterprise on a public market by a non-resident enterprise, which may not be subject to the PRC enterprise income tax.

United States Federal Income Taxation

The following discussion is a summary of United States federal income tax considerations relating to the ownership, and disposition of the ADSs or our Class A ordinary shares by a U.S. holder (as defined below) that holds the ADSs or our Class A ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular holders in light of their individual circumstances, including holders subject to special tax rules (for example, banks or other financial institutions, insurance companies, broker-dealers, pension plans, cooperatives, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), holders who are not U.S. holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, holders who acquired their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation, holders that hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or holders that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, except to the extent described below, this discussion does not discuss any non-United States, alternative minimum tax, state, or local tax considerations, any non-income tax (such as the United States federal gift and estate tax) considerations, or the Medicare tax. Each U.S. holder is urged to consult its tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations with respect to the ownership and disposition of the ADSs or our Class A ordinary shares.

General

For purposes of this discussion, a “U.S. holder” is a beneficial owner of the ADSs or our Class A ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of the ADSs or our Class A ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding the ADSs or our Class A ordinary shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences with respect to the ownership and disposition of the ADSs or our Class A ordinary shares.

For United States federal income tax purposes, it is generally expected that a U.S. holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a holder of ADSs will be treated in this manner. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs will generally not be subject to United States federal income tax.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be a “passive foreign investment company,” or “PFIC,” for United States federal income tax purposes, if, in the case of any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the average quarterly value of its assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard is unclear, we treat our VIEs and each of their subsidiaries as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of our VIEs and each of their subsidiaries for United States federal income tax purposes, and based upon our current and expected income and assets and the market price of the ADSs, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future.

Assuming that we are the owner of our VIEs and each of their subsidiaries for United States federal income tax purposes, although we do not expect to become a PFIC in the current or future taxable years, the determination of whether we will be or become a PFIC will depend in part upon the value of our goodwill and other unbooked intangibles (which will depend upon the market price of our ADSs from time-to-time, which may be volatile). Among other matters, if our market capitalization declines, we may be or become a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming a PFIC for the current or one or more future taxable years.

The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which may be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. Under circumstances where we determine not to deploy significant amounts of cash for active purposes or if we were treated as not owning our VIEs for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because our PFIC status for any taxable year is a factual determination that can be made only after the close of a taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. Because PFIC status is determined annually based on the facts at the relevant time, our special United States counsel expresses no opinion with respect to our PFIC status for any taxable year and also expresses no opinion with respect to our expectations regarding our PFIC status. If we were a PFIC for any year during which a U.S. holder held the ADSs or our Class A ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. holder held the ADSs or our Class A ordinary shares.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written on the basis that we will not be a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are a PFIC for the current taxable year or any subsequent taxable year are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any tax withheld) paid on the ADSs or our Class A ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. holder as dividend income on the day actually or constructively received by the U.S. holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a “dividend” for United States federal income tax purposes. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a reduced United States federal tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met.

A non-United States corporation (other than a corporation that is a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs are listed on the NYSE, which is an established securities market in the United States, and the ADSs are expected to be readily tradable for so long as they continue to be listed on the NYSE. Thus, we believe that we will be a qualified foreign corporation with respect to dividends paid on the ADSs. Since we do not expect that our Class A ordinary shares will be listed on established securities markets, it is unclear whether dividends that we pay on our Class A ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. However, in the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and in that case we would be treated as a qualified foreign corporation with respect to dividends paid on our Class A ordinary shares or ADSs. Each non-corporate U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to the ADSs or our Class A ordinary shares. Dividends received on the ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under the PRC Enterprise Income Tax Law, a U.S. holder may be subject to PRC withholding taxes on dividends paid on the ADSs or our Class A ordinary shares. (See “—People’s Republic of China Taxation”) A U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or Class A ordinary shares. A U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term if the ADSs or Class A ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gain of non-corporate U.S. holders is generally eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations. In the event that we are treated as a PRC “resident enterprise” under the PRC Enterprise Income Tax Law and gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in the PRC, a U.S. holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. U.S. holders are advised to consult its tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of the ADSs or our Class A ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. holder holds the ADSs or our Class A ordinary shares, and unless the U.S. holder makes a mark-to-market election (as described below), the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, for subsequent taxable years, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or Class A ordinary shares. Under the PFIC rules:

•                  such excess distribution and/or gain will be allocated ratably over the U.S. holder’s holding period for the ADSs or Class A ordinary shares;

•                  such amount allocated to the current taxable year and any taxable years in the U.S. holder’s holding period prior to the first taxable year in which we are a PFIC, or pre-PFIC year, will be taxable as ordinary income;

•                  such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. holder for that year; and

•                  an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. holder holds the ADSs or our Class A ordinary shares and any of our non-United States subsidiaries is also a PFIC, such U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to the ADSs (but not with respect to our Class A ordinary shares, which are not listed on the NYSE), provided that the ADSs are regularly traded on NYSE. If a mark-to-market election is made, the U.S. holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the ADSs will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

If a U.S. holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. holder who makes a mark-to-market election with respect to the ADSs may continue to be subject to the general PFIC rules with respect to such U.S. holder’s indirect interest in any of our non-United States subsidiaries if any of them is a PFIC.

We do not intend to provide information necessary for U.S. holders to make qualified electing fund elections, which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

As discussed above under “Dividends,” dividends that we pay on the ADSs or our Class A ordinary shares will not be eligible for the reduced tax rate that applies to qualified dividend income if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. In addition, if a U.S. holder owns the ADSs or our Class A ordinary shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. holder is advised to consult its tax advisors regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

Information Reporting

Certain U.S. holders may be required to report information to the IRS relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds US$50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a United States financial institution). These rules also impose penalties if a U.S. holder is required to submit such information to the IRS and fails to do so.

In addition, U.S. holders may be subject to information reporting to the IRS with respect to dividends on and proceeds from the sale or other disposition of the ADSs or our Class A ordinary shares. Each U.S. holder is advised to consult with its tax advisor regarding the application of the United States information reporting rules to their particular circumstances.

F.                                     Dividends and Paying Agents

Not applicable.

G.                                   Statement by Experts

Not applicable.

H.                                   Documents on Display

We previously filed with the SEC our registration statement on Form F-1, as amended and prospectus under the Securities Act of 1933, with respect to our Class A ordinary shares. We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish The Bank of New York Mellon, the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

In accordance with NYSE Rule 203.01, we will post this annual report on Form 20-F on our website at http://ir.cmcm.com. In addition, we will provide hardcopies of our annual report free of charge to shareholders and ADS holders upon request.

I.                                        Subsidiary Information

Not applicable.

Item 11.                                                  Quantitative and Qualitative Disclosures about Market Risk

Quantitative and Qualitative Disclosure about Market Risk

Foreign Exchange Risk

The majority of revenues and expenses of our subsidiaries, VIEs and a VIE’s subsidiary are denominated in Renminbi and their assets and liabilities are denominated in Renminbi. However, as the percentage of our overseas revenues increased, an increasing percentage of our revenues are denominated in foreign currencies and were primarily denominated in U.S. dollars in 2014. To date, we have not entered into hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. Although our exposure to foreign exchange risks is generally limited, the value of your investment in the ADSs will be affected by the exchange rate between the U.S. dollar and the Renminbi because the value of our business is mainly denominated in Renminbi, while the ADSs are traded in U.S. dollars. Any significant revaluation of RMB against the U.S. dollar may materially affect our revenues and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.”

As of December 31, 2014, we had RMB-denominated cash and cash equivalents and short-term investments of RMB363.9 million, and U.S. dollar-denominated cash and cash equivalents and short-term investments of US$187.0 million. Assuming we had converted RMB363.9 million into U.S. dollars at the exchange rate of RMB6.2046 for US$1.00 as of December 31, 2014, our U.S. dollar cash and cash equivalents and short-term investments would have been US$245.7 million. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$239.8 million instead. Assuming we had converted US$187.0 million into RMB at the exchange rate of RMB6.2046 for US$1.00 as of December 31, 2014, our RMB cash balance would have been RMB1,524.3 million. If the RMB had depreciated by 10% against the U.S. dollar, our RMB cash balance would have been RMB1,640.3 million instead.

Interest Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We generated interest income of RMB3.3 million, RMB7.1 million and RMB28.2 million (US$4.5 million) for the years ended December 31, 2012, 2013 and 2014, respectively. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Market Price Risk

We are exposed to market price risk primarily with respect to investment securities held by us which are reported at fair value. A substantial portion of our investment in equity investees are all held for long-term appreciation or for strategic purposes. All of these are accounted for under cost or equity method and not subject to market price risk. We are not exposed to commodity price risk.

Item 12.                                                  Description of Securities Other than Equity Securities

A.                                    Debt Securities

Not applicable.

B.                                    Warrants and Rights

Not applicable.

C.                                    Other Securities

Not applicable.

D.                                    American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

The Bank of New York Mellon, the depositary of our ADS program, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid. The depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The depositary’s principal executive office is located at One Wall Street, New York, New York 10286.

Persons depositing or withdrawing shares must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	• Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$.05 (or less) per ADSs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

• converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses, exchange listing fees, other program related expenses related to our ADS facility and the travel expense of our key personnel in connection with such programs. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. For the year ended December 31, 2014, we were entitled to receive approximately US$1.7 million (after withholding tax) from the depositary as reimbursement for our expenses incurred in connection with, among other things, investor relationship programs related to the ADS facility and the travel expense of our key personnel in connection with such programs.  This amount has been fully paid to us as of the date of this annual report.

PART II

Item 13.                                                  Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.                                                  Material Modifications to the Rights of Security Holders and Use of Proceeds

E.                                    Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number: 333-194996) in relation to our initial public offering of 12,000,000 ADSs representing 120,000,000 of our Class A ordinary shares, and the underwriters’ full exercise of their option to purchase from us an additional 1,800,000 ADSs representing 18,000,000 Class A ordinary shares, at an initial offering price of US$14.00 per ADS. Our initial public offering closed in May 2014. Morgan Stanley & Co. International plc, J.P. Morgan Securities LLC, Credit Suisse Securities (USA) LLC, Macquarie Capital (USA) Inc. and Oppenheimer & Co. Inc. were the representatives of the underwriters for the offering.

The total expenses we incurred in connection with our initial public offering, including the over-allotment option, were approximately US$16.9 million, including underwriting discounts and commissions of approximately US$13.5 million and other expenses of approximately US$3.4 million. None of the fees and expenses were directly or indirectly paid to the directors, officers, general partners of our company or their associates, persons owning 10% or more of our ordinary shares, or our affiliates. Concurrently with the initial public offering, we completed a private placement, or the Concurrent Private Placement, and received an additional US$50.0 million.

After deducting the total expenses, we received net proceeds of approximately US$226.4 million from our initial public offering and the Concurrent Private Placement.  For the period from May 7, 2014, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2014, the net proceeds received from our initial public offering and the Concurrent Private Placement were used to:

•                  Approximately US$70 million to penetrate selected international markets;

•                  Approximately US$61 million to invest in technology, infrastructure and research and development capabilities; and

•                  Approximately US$64 million to expand and strengthen our sales and marketing efforts.

None of the net proceeds from our initial public offering were directly or indirectly paid to the directors, officers, general partners of our company or their associates, persons owning 10% or more of our ordinary shares, or our affiliates.

Item 15.                                                  Controls and Procedures

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Internal Control over Financial Reporting

Prior to our initial public offering in May 2014, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures.  In preparing our consolidated financial statements for the three years in the period ended December 31, 2013, we and Ernst & Young Hua Ming LLP, an independent registered public accounting firm, noted a material weakness in our internal control over financial reporting. The material weakness identified was lack of financial reporting personnel with the requisite U.S. GAAP and the SEC financial reporting expertise.  We have implemented several measures since the second half of 2013 to remediate the material weakness:

•                  Since the second half of 2013, we have hired eight financial reporting and internal control personnel with U.S. GAAP and SEC financial reporting expertise, and we currently plan to hire additional personnel with financial and accounting expertise in 2015.

•                  In December 2013, we established an internal audit department.

•                  In January 2014, we appointed a chief financial officer with financial expertise to lead our accounting and financial reporting department.

•                  In May 2014, we set up the audit committee.

•                  We have prepared and are continuing to update, as needed, a more comprehensive U.S. GAAP accounting manual, which specifies the accounting policy regarding routine transactions and the criteria for an accounting memo for non-routine and complex transactions.

•                  We have prepared and are continuing to update, as needed, a more comprehensive U.S. GAAP review policy and checklist for period-end close processes.

•                  We have been providing regular training programs to our financial and reporting personnel to update their knowledge of accounting and reporting requirements under the U.S. GAAP and SEC rules and regulations and plan to continue to do so.

In connection with the preparation of our consolidated financial statements for the year ended December 31, 2014, we cannot conclude that the material weakness has been fully remedied. Accordingly, our management concluded that there still was a material weakness as of December 31, 2014 related to the lack of financial reporting personnel with the requisite U.S. GAAP and the SEC financial reporting expertise.  We may identify additional control deficiencies in the future. Should we discover such deficiencies, we intend to remediate them as soon as possible.  In addition to the measures outlined above, we have engaged a professional consulting firm, Protiviti Inc., to assist us in improving our overall internal controls for comply with the Sarbanes-Oxley Act of 2002. We are committed to taking appropriate steps for remediation, as needed.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no significant changes in our internal controls over financial reporting during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, and has concluded that, as of such date, our disclosure controls and procedures were not effective due to the material weakness in our internal control over financial reporting as described above.

Item 16A.                                         Audit Committee Financial Expert

Our board of directors has determined that Mr. Richard Weidong Ji, an independent director (under the standards set forth in the NYSE rules and Rule 10A-3 under the Exchange Act) and member of our audit committee, is an audit committee financial expert.

Item 16B.                                         Code of Ethics

Our board of directors has adopted a code of ethics that applies to our directors, officers and employees, including certain provisions that specifically apply to our senior officers, including our chief executive officer, chief financial officer, other chief senior officers, senior financial officers, controllers, senior vice presidents, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as Exhibit 99.1 to our registration statement on Form F-1 (File Number 333-194996), as amended, filed with the SEC on April 22, 2014. The code is also available on our official website under the corporate governance section at our investor relations website http://ir.cmcm.com.

We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

Item 16C.                                         Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP, our principal external auditors, for the periods indicated.

	2013		2014
	(in thousands)
Audit fees(1)	US$	—	US$	1,115
Audit-related fees(2)	US$	—	US$	15
Tax fees(3)	US$	—	US$	146

(1)             Audit fees include the aggregate fees billed in each of the fiscal periods listed for professional services rendered by our independent registered public accounting firm for the audits of our annual consolidated financial statements and assistance with documents filed with the SEC and also assurance services rendered in connection with our initial public offering in 2014.

(2)             Audit fees include the aggregate fees billed for professional services rendered by our principal auditor for the assurance services, which were not included under “Audit Fees” above.

(3)             Tax fees represent the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice and tax planning.

The policy of our audit committee is to preapprove all audit and non-audit services provided by Ernst & Young Hua Ming LLP, including audit services, audit-related services and tax services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit. Our audit committee has approved all of our audit fees, audit-related fees and tax fees for the years ended December 31, 2014.

Item 16D.                                         Exemptions from the Listing Standards for Audit Committees

We do not have a fully independent audit committee as of the date of this annual report. We are relying on the general exemption contained in Rule 10A-3(b)(1)(iv)(A) under the Exchange Act, which provides an exemption from the NYSE’s listing standards relating to audit committees for an issuer that has a registration statement under the Securities Act of 1933 covering an initial public offering of securities to be listed by the issuer, where the issuer was not, immediately prior to the effective date of such registration statement, required to file reports with the SEC pursuant to section 13(a) or 15(d) of the Exchange Act. Pursuant to this exemption, a minority of the members of our audit committee are exempt from the independence requirements for one year from the date of effectiveness of our IPO registration statement. Our reliance on Rule 10A-3(b)(1)(iv)(A) does not, in our opinion, materially adversely affect the ability of our audit committee to act independently and to satisfy the other requirements of Rule 10A-3.

Item 16E.                                         Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.                                          Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.                                        Corporate Governance

As of March 31, 2015, Kingsoft Corporation owned 59.0% of the total voting rights in our company. As a result, we are a “controlled company” under Section 303A of the NYSE Listed Company Manual. As a controlled company, we intend to rely on certain exemptions that are available to controlled companies from the NYSE corporate governance requirements, including the requirements that:

•                  a majority of our board of directors consist of independent directors;

•                  our compensation committee be composed entirely of independent directors; and

•                  our nominating and corporate governance committee be composed entirely of independent directors.

We are not required to and will not voluntarily meet these requirements. In addition, the NYSE corporate governance rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance rules. If we rely on any of the controlled company exemptions or home country practice exemptions, our investors may not have the same protection afforded to shareholders of companies that fully comply with NYSE corporate governance requirements.

Item 16H.                                        Mine Safety Disclosure

Not applicable.

PART III

Item 17.                                                  Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.                                                  Financial Statements

The consolidated financial statements of Cheetah Mobile Inc., its subsidiaries and its VIEs and a VIE’s subsidiary are included at the end of this annual report.

Item 19.                                                  Exhibits

Exhibit Number	Description of Document

1.1

Fourth amended and restated memorandum and articles of association of the Registrant (incorporated by reference to Exhibit 3.2 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 22, 2014)

2.1

Registrant’s specimen American depositary receipt (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 25, 2014)

2.2

Registrant’s specimen certificate for Class A ordinary shares (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 22, 2014)

Exhibit Number	Description of Document

2.3

Deposit agreement dated May 7, 2014 among the Registrant, the depositary and owners and holders of the American depositary shares (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form S-8 (file no. 333-199577) filed with the Securities and Exchange Commission on October 24, 2014)

4.1

Second amended and restated shareholders agreement between the Registrant and other parties therein, dated June 23, 2013 (incorporated by reference to Exhibit 4.4 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.2

2011 share award scheme and an amendment thereto (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.3

2013 equity incentive plan (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.4

2014 restricted shares plan (incorporated by reference to Exhibit 10.48 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 25, 2014)

4.5

Form of indemnification agreement between the Registrant and its director and executive officers (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.6

Form of employment agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.7

Series B preferred share purchase agreement, among the Registrant, TCH Copper Limited, Kingsoft Corporation Limited, and certain other parties thereto, dated June 23, 2013 (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.8

Business operation agreement, by and among Conew Network, Beijing Network, Ming Xu and Wei Liu, dated July 18, 2012 (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.9

Loan agreement, by and among Conew Network, Ming Xu and Wei Liu, dated June 20, 2012 (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.10

Exclusive technology development, support and consultancy agreement, between Conew Network and Beijing Network, dated July 18, 2012 (incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

Exhibit Number	Description of Document

4.11

Exclusive equity option agreement, by and among Conew Network, Beijing Network, Ming Xu and Wei Liu, dated July 18, 2012 (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.12

Shareholder voting proxy agreement, by and among Conew Network, Beijing Network, Ming Xu and Wei Liu, dated July 18, 2012 (incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.13

Equity pledge agreement, by and among Conew Network, Beijing Network, Ming Xu and Wei Liu, dated July 18, 2012 (incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.14

Financial support undertaking letter signed by Conew Network with respect to Beijing Network, dated January 17, 2014 (incorporated by reference to Exhibit 10.12 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.15

Spousal consent, signed by Xinchan Li, Wei Liu’s spouse, dated July 18, 2012 (incorporated by reference to Exhibit 10.13 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.16

Business operation agreement, by and among Beijing Security, Beijing Antutu, Ming Xu and Wei Liu, dated June 14, 2013 (incorporated by reference to Exhibit 10.14 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.17

Loan agreement, by and among Beijing Security, Ming Xu and Wei Liu, dated June 7, 2013 (incorporated by reference to Exhibit 10.15 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.18

Exclusive technology development, support and consultancy agreement, between Beijing Security and Beijing Antutu, dated June 14, 2013 (incorporated by reference to Exhibit 10.16 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.19

Exclusive equity option agreement, by and among, Beijing Security, Beijing Antutu, Ming Xu and Wei Liu, dated June 14, 2013 (incorporated by reference to Exhibit 10.17 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.20

Shareholder voting proxy agreement, by and among Beijing Security, Beijing Antutu, Ming Xu and Wei Liu, dated June 14, 2013 (incorporated by reference to Exhibit 10.18 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

Exhibit Number	Description of Document

4.21

Equity pledge agreement, by and among Beijing Security, Beijing Antutu, Ming Xu and Wei Liu, dated June 14, 2013 (incorporated by reference to Exhibit 10.19 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.22

Financial support undertaking letter signed by Beijing Security with respect to Beijing Antutu, dated January 17, 2014 (incorporated by reference to Exhibit 10.20 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.23

Spousal consent, signed by Xinchan Li, Wei Liu’s spouse, dated June 14, 2013 (incorporated by reference to Exhibit 10.21 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.24

Business operation agreement, by and among Beijing Security, Beike Internet, Sheng Fu and Weiqin Qiu, dated January 1, 2011 (incorporated by reference to Exhibit 10.22 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.25

Loan agreements, by and among Beijing Security, Sheng Fu and Weiqin Qiu, dated January 1, 2011 and September 21, 2012 (incorporated by reference to Exhibit 10.23 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.26

Exclusive technology development, support and consultancy agreement, between Beijing Security and Beike Internet, dated January 1, 2011 (incorporated by reference to Exhibit 10.24 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.27

Exclusive equity option agreement, by and among Beijing Security, Beike Internet, Sheng Fu and Weiqin Qiu, dated January 1, 2011 (incorporated by reference to Exhibit 10.25 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.28

Shareholder voting proxy agreement, by and among Beijing Security, Beike Internet, Sheng Fu and Weiqin Qiu, dated January 1, 2011 (incorporated by reference to Exhibit 10.26 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.29

Equity pledge agreement, by and among Beijing Security, Beike Internet, Sheng Fu and Weiqin Qiu, dated January 1, 2011 and amendment thereto, dated October 11, 2012 (incorporated by reference to Exhibit 10.27 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

Exhibit Number	Description of Document

4.30

Financial support undertaking letter signed by Beijing Security with respect to Beike Internet, dated January 17, 2014 (incorporated by reference to Exhibit 10.28 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.31

Spousal consent, signed by Jin Wang, Weiqin Qiu’s spouse, dated January 1, 2012 (incorporated by reference to Exhibit 10.29 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.32

Business operation agreement, by and among Beijing Security, Guangzhou Network, Ming Xu and Weiqin Qiu, dated September 1, 2013 (incorporated by reference to Exhibit 10.30 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.33

Loan agreement, by and among Beijing Security, Ming Xu and Weiqin Qiu, dated August 5, 2013 (incorporated by reference to Exhibit 10.31 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.34

Exclusive technology development, support and consultancy agreement, between Beijing Security and Guangzhou Network, dated September 1, 2013 (incorporated by reference to Exhibit 10.32 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.35

Exclusive equity option agreement, by and among Beijing Security, Guangzhou Network, Ming Xu and Weiqin Qiu, dated September 1, 2013 (incorporated by reference to Exhibit 10.33 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.36

Shareholder voting proxy agreement, by and among Beijing Security, Guangzhou Network, Ming Xu and Weiqin Qiu, dated September 1, 2013 (incorporated by reference to Exhibit 10.34 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.37

Equity pledge agreement, by and among Beijing Security, Guangzhou Network, Ming Xu and Weiqin Qiu, dated September 1, 2013 (incorporated by reference to Exhibit 10.35 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.38

Financial support undertaking letter signed by Beijing Security with respect to Guangzhou Network, dated January 17, 2014 (incorporated by reference to Exhibit 10.36 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.39

Spousal consent, signed by Jin Wang, Weiqin Qiu’s spouse, dated September 1, 2013 (incorporated by reference to Exhibit 10.37 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

Exhibit Number	Description of Document

4.40

Cooperation framework agreement between the Registrant and Kingsoft Corporation Limited, dated December 27, 2013 and supplemental agreement thereto, dated April 1, 2014 (incorporated by reference to Exhibit 10.38 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 22, 2014)

4.41

Strategic cooperation agreement between the Registrant and Shenzhen Tencent Computer Systems Company Limited, dated December 27, 2013 (incorporated by reference to Exhibit 10.39 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.42†

Cooperation agreement between Beike Internet and Baidu Online Network Technology (Beijing) Co., Ltd., dated June 1, 2012 (incorporated by reference to Exhibit 10.40 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on May 5, 2014)

4.43†

Cooperation agreement between Beike Internet and Baidu Online Network Technology (Beijing) Co., Ltd., dated June 1, 2012 (incorporated by reference to Exhibit 10.41 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on May 5, 2014)

4.44†

Cooperation agreement between Beike Internet and Baidu Online Network Technology (Beijing) Co., Ltd., dated March 1, 2013 (incorporated by reference to Exhibit 10.42 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on May 5, 2014)

4.45†

Cooperation agreement between Beike Internet and Baidu Online Network Technology (Beijing) Co., Ltd., dated May 1, 2013 (incorporated by reference to Exhibit 10.43 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on May 5, 2014)

4.46*	Non-competition deed between the Registrant and Kingsoft Corporation Limited, dated May 14, 2014

4.47

Authorization and licensing agreement dated January 14, 2011 by and among Beijing Security, Zhuhai Juntian, Conew Network, Beijing Kingsoft Digital Entertainment Technology Co., Ltd., Beijing Kingsoft Software Co., Ltd. and Zhuhai Kingsoft Software Co., Ltd., as amended on February 14, 2011 and December 3, 2012 (incorporated by reference to Exhibit 10.45 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.48

Intellectual property transfer and license framework agreement the Registrant and Kingsoft Corporation, dated April 1, 2014 (incorporated by reference to Exhibit 10.46 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 22, 2014)

4.49

Share transfer agreement between the Cheetah Technology Corporation Limited and Kingsoft Corporation, dated March 18, 2014 (incorporated by reference to Exhibit 10.47 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

Exhibit Number	Description of Document

4.50*	Framework cooperation agreement on online game operation between the Registrant and Kingsoft Corporation Limited, dated October 15, 2014

4.51*	Supplemental agreements to strategic cooperation agreement between the Registrant and Shenzhen Tencent Computer Systems Company Limited, dated July 31, 2014 and January 30, 2015

4.52*	Share and asset purchase agreement among the Registrant, Hongkong Zoom Interactive Network Marketing Technology Limited and other parties thereto, dated June 6, 2014

4.53*	Stock purchase agreement among Hongkong Cheetah Mobile Technology Limited, MobPartner S.A.S. and other parties thereto, dated March 15, 2015

4.54*	Parent Guarantee between the Registrant and the Sellers’ Representatives named therein, dated March 15, 2015

8.1*	List of principal subsidiaries, VIEs and a VIE’s subsidiary

11.1

Code of business conduct and ethics (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 22, 2014)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Global Law Office

15.2*	Consent of Ernst & Young Hua Ming LLP

101.INS***	XBRL Instance Document

101.SCH***	XBRL Taxonomy Extension Schema Document

101.CAL***	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF***	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB***	XBRL Taxonomy Extension Label Linkbase Document

101.PRE***	XBRL Taxonomy Extension Presentation Linkbase Document

*                 Filed herewith

**          Furnished herewith

***   To be filed by amendment

†                 Confidential treatment has been granted by the Securities and Exchange Commission with respect to portions of these exhibits that have been redacted pursuant to Rule 406 under the Securities Act of 1933, as amended.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Cheetah Mobile Inc.

		By:	/s/ Sheng Fu
			Name:	Sheng Fu
			Title:	Chief Executive Officer and Director

Date:	April 21, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Cheetah Mobile Inc.

We have audited the accompanying consolidated balance sheets of Cheetah Mobile Inc. (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2014 and 2013 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young Hua Ming LLP

Beijing, the People’s Republic of China

April 21, 2015

CHEETAH MOBILE INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

		As of December 31,
	Notes	2013	2014
		RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents		530,536	1,093,285	176,206
Short-term investments	4	55,780	513,621	82,781
Accounts receivable (net of allowance for doubtful accounts of RMB72 and RMB3,230 (US$521) as of December 31, 2013 and 2014, respectively)	5	100,428	260,347	41,960
Prepayments and other current assets	6	63,037	180,029	29,015
Due from related parties	15	12,868	43,570	7,022
Deferred tax assets	14	1,913	2,693	434

Total current assets		764,562	2,093,545	337,418

Non-current assets
Property and equipment, net	7	31,326	45,905	7,399
Intangible assets, net	8	32,850	199,616	32,172
Goodwill	9	52,819	261,686	42,177
Long-term investments	4	12,054	338,842	54,612
Deferred tax assets	14	7,178	6,384	1,029
Other non-current assets	6	8,804	55,197	8,896

Total non-current assets		145,031	907,630	146,285

Total assets		909,593	3,001,175	483,703

LIABILITIES, MEZZANINE EQUITY, NONCONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY

Current liabilities (including current liabilities of the VIEs and a VIE’s subsidiary without recourse to the Company amounting to RMB107,774 and RMB179,313 (US$28,901) as of December 31, 2013 and 2014, respectively) (note 1)

Accounts payable		23,439	61,793	9,959
Accrued expenses and other current liabilities	10	181,551	481,694	77,635
Redemption right liabilities	11	5,711	520	84
Deferred revenue	12	7,840	44,180	7,121
Due to related parties	15	31,893	29,885	4,817
Income tax payable		13,534	3,584	578

Total current liabilities		263,968	621,656	100,194

Non-current liabilities (including non-current liabilities of the VIEs and a VIE’s subsidiary without recourse to the Company amounting to RMB nil and RMB2,828 (US$456) as of December 31, 2013 and 2014, respectively) (note 1)

Deferred revenue	12	2,866	1,134	183
Deferred tax liabilities	14	39,206	65,991	10,636
Other non-current liabilities	10	9,485	29,525	4,759

Total non-current liabilities		51,557	96,650	15,578

Total liabilities		315,525	718,306	115,772

Commitments and contingencies	17

CHEETAH MOBILE INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

		As of December 31,
	Notes	2013	2014
		RMB	RMB	US$

Mezzanine equity
Series A Preferred Shares (par value of US$0.000025 per share, 102,409,639 and nil shares authorized, issued and outstanding as of December 31, 2013 and 2014, respectively)	18	119,976	—	—
Series B Preferred Shares (par value of US$0.000025 per share, 122,495,531 and nil shares authorized, issued and outstanding as of December 31, 2013 and 2014, respectively)	18	321,965	—	—

Total mezzanine equity		441,941	—	—

Shareholders’ equity
Ordinary shares (par value of US$0.000025 per share; 1,775,094,830 and nil shares authorized as of December 31, 2013 and 2014, respectively; 1,000,551,482 and nil shares issued as of December 31, 2013 and 2014, respectively; 900,551,482 and nil shares outstanding as of December 31, 2013 and 2014, respectively)	19	150	—	—
Class A ordinary shares (par value of US$0.000025 per share; nil and 7,600,000,000 shares authorized as of December 31, 2013 and 2014, respectively; nil and 288,988,560 shares issued as of December 31, 2013 and 2014, respectively; nil and 260,045,912 shares outstanding as of December 31, 2013 and 2014, respectively)	19	—	42	7
Class B ordinary shares (par value of US$0.000025 per share; nil and 1,400,000,000 shares authorized as of December 31, 2013 and 2014, respectively; nil and 1,127,614,152 shares issued as of December 31, 2013 and 2014, respectively; nil and 1,095,456,652 shares outstanding as of December 31, 2013 and 2014, respectively)	19	—	180	29
Additional paid-in capital		63,919	2,059,983	332,007
Accumulated other comprehensive income	19	13,239	3,373	544
Retained earnings	19	74,819	142,760	23,009

Total Cheetah Mobile Inc. shareholders’ equity		152,127	2,206,338	355,596
Noncontrolling interests		—	76,531	12,335
Total equity		152,127	2,282,869	367,931

Total liabilities, mezzanine equity, noncontrolling interests and shareholders’ equity		909,593	3,001,175	483,703

The accompanying notes are an integral part of these consolidated financial statements.

CHEETAH MOBILE INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

		Years ended December 31,
	Notes	2012	2013	2014
		RMB	RMB	RMB	US$
Revenues(1)	13	287,927	749,911	1,763,579	284,237
Cost of revenues(1)		(71,560)	(140,526)	(403,412)	(65,018)

Gross profit		216,367	609,385	1,360,167	219,219
Operating expenses(1)
Research and development		(114,329)	(217,846)	(436,840)	(70,406)
Selling and marketing		(57,167)	(201,504)	(580,610)	(93,577)
General and administrative		(34,408)	(97,817)	(260,047)	(41,912)
Total operating expenses		(205,904)	(517,167)	(1,277,497)	(205,895)
Operating profit		10,463	92,218	82,670	13,324
Other income (expenses)
Interest income		3,263	7,077	28,216	4,548
Changes in fair value of redemption right granted to a noncontrolling shareholder	11	—	11,146	3,576	576
Changes in fair value of contingent considerations	3	(297)	(1,067)	(13,749)	(2,216)
Changes in fair value of put options granted to employees	16	—	—	799	129
Foreign exchange gain, net		47	920	16	3
Impairment loss of available-for-sale securities	4	—	—	(8,664)	(1,397)
Other income, net(1)		1,283	2,243	3,487	562
Losses from equity method investments	4	—	(1,849)	(5,447)	(878)
Income before taxes		14,759	110,688	90,904	14,651
Income tax expenses	14	(4,915)	(48,670)	(23,993)	(3,867)
Net income		9,844	62,018	66,911	10,784
Less: net loss attributable to noncontrolling interests		—	—	(1,030)	(166)
Net income attributable to Cheetah Mobile Inc.		9,844	62,018	67,941	10,950

CHEETAH MOBILE INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

		Years ended December 31,
	Notes	2012	2013	2014
		RMB	RMB	RMB	US$
Earnings per share	20
Basic		0.0097	0.0567	0.0527	0.0085
Diluted		0.0094	0.0538	0.0506	0.0082
Earnings per ADS (1 ADS represents 10 Class A ordinary share)	20
Basic		0.0974	0.5671	0.5272	0.0850
Diluted		0.0940	0.5381	0.5064	0.0816
Weighted average number of shares used in computation of ordinary shares:
Basic		908,457,367	929,119,153	—	—
Diluted		1,046,982,205	1,135,982,953	—	—
Class A ordinary shares
Basic		—	—	124,564,984	124,564,984
Diluted		—	—	1,341,732,457	1,341,732,457
Class B ordinary shares
Basic		—	—	1,085,936,036	1,085,936,036
Diluted		—	—	1,208,004,257	1,208,004,257

Other comprehensive income (loss), net of tax	19
Foreign currency translation adjustments		(260)	(6,087)	(6,960)	(1,121)
Unrealized gains on available-for-sale securities, net		—	20,929	18,119	2,920
Reclassification adjustments for gains included in the consolidated statement of profit or loss		—	—	(21,121)	(3,404)
Other comprehensive income (loss)		(260)	14,842	(9,962)	(1,605)

Total comprehensive income		9,584	76,860	56,949	9,179
Less: Total comprehensive income attributable to noncontrolling interests		—	—	(1,126)	(181)
Total comprehensive income attributable to Cheetah Mobile Inc.		9,584	76,860	58,075	9,360

(1)	The amount of transactions with related parties recorded in revenue, cost of revenues, operating expenses and other income, net are as follows:

	Years ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Revenues	72,651	111,218	86,708	13,975
Cost of revenues	(11,189)	(9,296)	(4,767)	(769)
Research and development	(4,705)	(4,174)	(4,212)	(679)
Selling and marketing	(312)	(256)	(27,931)	(4,501)
General and administrative	(91)	(2,021)	(5,158)	(831)
Other income, net	1,185	—	—	—

Details of the related party transactions are set out in note 15(b) to the consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

CHEETAH MOBILE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

	Years ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Cash flows from operating activities
Net income	9,844	62,018	66,911	10,784
Adjustments to reconcile net income to net cash from operating activities
Depreciation of property and equipment	5,575	11,702	21,684	3,495
Amortization of intangible assets	5,280	14,178	57,066	9,197
Impairment loss on receivables	—	11,232	5,441	877
Impairment loss of intangible assets	—	—	8,304	1,338
Impairment loss of an equity method investment	—	—	472	76
Impairment loss of an available-for-sale security	—	—	8,664	1,397
Changes in fair value of contingent consideration	297	1,067	13,749	2,216
Changes in fair value of redemption right granted to a noncontrolling shareholder	—	(11,146)	(3,576)	(576)
Changes in fair value of put options granted to employees	—	—	(799)	(129)
Deemed disposal gain of intangible assets	—	(3,600)	—	—
Deemed employee compensation attributable to redemption right granted to a noncontrolling shareholder	—	14,697	—	—
Losses on equity method investments	—	1,849	5,447	878
Gain on disposal of an available-for-sale security	—	—	(1,967)	(317)
Deferred income tax expenses	2,402	33,910	12,906	2,080
Share-based compensation	20,287	37,396	173,274	27,927
	43,685	173,303	367,576	59,243

Changes in operating assets and liabilities
Accounts receivable	(23,391)	(55,867)	(151,979)	(24,494)
Prepayments and other current assets	(1,905)	(45,433)	(85,484)	(13,778)
Due from related parties	(11,086)	4,630	(30,702)	(4,948)
Other non-current assets	(541)	(1,665)	(15,917)	(2,565)
Accounts payable	1,418	12,487	38,354	6,182
Accrued expense and other current liabilities	38,332	97,115	225,374	36,324
Deferred revenue	(935)	(4,258)	29,608	4,772
Due to related parties	(2,131)	5,023	(2,008)	(324)
Income tax payable	1,560	11,974	(8,995)	(1,450)
Other non-current liabilities	782	872	(4,385)	(707)
Net cash provided by operating activities	45,788	198,181	361,442	58,255

Cash flows from investing activities
Purchase of property and equipment	(12,315)	(27,641)	(36,169)	(5,829)
Purchase of intangible assets	(5,547)	(2,359)	(120,420)	(19,408)
Purchase of cost method investments	—	—	(151,304)	(24,386)
Purchase of available-for-sale securities	—	(36,582)	(110,774)	(17,854)
Purchase of equity method investments	—	(4,400)	(125,739)	(20,265)
Purchase of held-to-maturity investments	(95,376)	(105,000)	(1,388,167)	(223,732)
Prepayment for investment	—	—	(6,000)	(967)
Prepayment for intangible assets	—	—	(24,476)	(3,945)
Acquisition of business, net of cash acquired	—	(52,785)	(195,199)	(31,460)
Proceeds from disposal of property and equipment	—	74	100	16
Proceeds from sales of available-for-sale securities	—	—	17,076	2,752
Maturity of held-to-maturity investments	71,000	145,376	959,837	154,698
Entrusted loan to a third party	(8,000)	—	—	—
Entrusted loan to an investor of an equity investee	—	(14,000)	—	—
Repayment of entrusted loans from a third party	2,000	—	1,000	161
Repayment of entrusted loans from an investor of an equity investee	—	5,060	4,940	796
Repayment of loans to investors of an equity investee	—	(5,530)	—	—
Settlement of contingent consideration	(3,000)	(3,000)	—	—
Net cash used for investing activities	(51,238)	(100,787)	(1,175,295)	(189,423)

CHEETAH MOBILE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

	Years ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Cash flows from financing activities
Proceeds from issuance of ordinary shares	628	—	—	—
Proceeds from issuance of Series B Preferred Shares, net of issuance costs	—	321,965	—	—
Proceeds from the initial public offering (“IPO”) and concurrent private placement, net of issuance cost of RMB16,429 (US$2,648)	—	—	1,409,177	227,117
Proceeds from exercise of restricted shares with an option feature	—	—	2	—
Capital contribution from a noncontrolling interest shareholder	—	—	6,750	1,088
Distribution to a shareholder due to common control acquisition	—	(17,693)	(30,775)	(4,960)
Settlement of contingent consideration	—	—	(4,265)	(687)

Net cash provided by financing activities	628	304,272	1,380,889	222,558

Effect of exchange rate changes on cash	(151)	(5,506)	(4,287)	(691)
Net increase (decrease) in cash and cash equivalents	(4,973)	396,160	562,749	90,699
Cash and cash equivalents at beginning of year	139,349	134,376	530,536	85,507
Cash and cash equivalents at end of year	134,376	530,536	1,093,285	176,206

Supplemental disclosures
Income taxes paid	(173)	(3,329)	(20,410)	(3,288)
Non-cash investing and financing activities:
Capital injection to an equity investee by intangible assets	—	3,600	—	—
Acquisition of fixed assets included in accrued expenses and other current liabilities	—	—	755	122
Non-cash acquisition of an equity method investment	—	—	5,000	806

The accompanying notes are an integral part of these consolidated financial statements.

CHEETAH MOBILE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

	Number of Ordinary Shares		Ordinary Shares	Number of Class A Ordinary Shares		Class A Ordinary Shares	Number of Class B Ordinary Shares		Class B Ordinary Shares	Additional paid-in capital	Accumulated other comprehensive income/(loss)	Retained earnings	Total shareholders’ equity	Noncontrolling interest	Total equity
			RMB			RMB			RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2012	900,000,000	*	150	—		—	—		—	7,778	(1,343)	2,957	9,542	—	9,542
Net income	—		—	—		—	—		—	—	—	9,844	9,844	—	9,844
Other comprehensive loss	—		—	—		—	—		—	—	(260)	—	(260)	—	(260)
Issuance of ordinary shares	551,482		—	—		—	—		—	628	—	—	628	—	628
Share-based compensation	—		—	—		—	—		—	20,396	—	—	20,396	—	20,396

Balance at December 31, 2012	900,551,482	*	150	—		—	—		—	28,802	(1,603)	12,801	40,150	—	40,150
Net income	—		—	—		—	—		—	—	—	62,018	62,018	—	62,018
Other comprehensive income	—		—	—		—	—		—	—	14,842	—	14,842	—	14,842
Share-based compensation	—		—	—		—	—		—	35,117	—	—	35,117	—	35,117

Balance at December 31, 2013	900,551,482	*	150	—		—	—		—	63,919	13,239	74,819	152,127	—	152,127
Net income	—		—	—		—	—		—	—	—	67,941	67,941	(1,030)	66,911
Issuance of ordinary shares upon IPO and concurrent private placement, net of offering costs	—		—	173,714,285		27	—		—	1,409,150	—	—	1,409,177	—	1,409,177
Re-designation of ordinary shares to Class B ordinary shares	(900,551,482)		(150)	—		—	900,551,482		150	—	—	—	—	—	—
Reclassification of ordinary shares from mezzanine equity to Class B ordinary shares	—		—	—		—	224,905,170		35	441,906	—	—	441,941	—	441,941
Conversion of Class B ordinary shares to Class A ordinary shares by shareholders	—		—	45,000,000		7	(45,000,000)		(7)	—	—	—	—	—	—
Share-based compensation	—		—	—		—	—		—	129,171	—	—	129,171	17	129,188
Exercise and vesting of share-based awards	—		—	41,331,627		8	15,000,000		2	44,939	—	—	44,949	—	44,949
Distribution to a shareholder (note 4)	—		—	—		—	—		—	(30,775)	—	—	(30,775)	—	(30,775)
Other comprehensive loss	—		—	—		—	—		—	—	(9,866)	—	(9,866)	(96)	(9,962)
Share of reserves of an equity investee	—		—	—		—	—		—	1,013	—	—	1,013	—	1,013
Noncontrolling interest in connection with business combination (note 3)	—		—	—		—	—		—	—	—	—	—	71,550	71,550
Capital contribution from a noncontrolling interest shareholder (note 3)	—		—	—		—	—		—	660	—	—	660	6,090	6,750
Balance at December 31, 2014	—		—	260,045,912	#	42	1,095,456,652	#	180	2,059,983	3,373	142,760	2,206,338	76,531	2,282,869

Balance at December 31, 2014, in US$	—		—	260,045,912		7	1,095,456,652		29	332,007	544	23,009	355,596	12,335	367,931

*          As at January 1, 2012, December 31, 2012 and 2013, 100,000,000 ordinary shares under the 2011 Share Award Scheme not yet transferred to the grantees were deemed issued but not outstanding and excluded.

#          As at December 31, 2014, 28,942,648 Class A ordinary shares were deemed issued but not outstanding and excluded, representing 11,511,873 and 14,999,000 Class A ordinary shares issued but not transferred to the grantees under the 2011 Share Award Scheme and the 2013 Incentive Scheme, respectively, and 2,431,775 Class A ordinary shares issued but not yet granted to employee beneficial owners in relation to the acquisition of the HK Zoom business (note 3); 32,157,500 Class B ordinary shares issued but not transferred to the grantees under the 2011 Share Award Scheme were deemed issued but not outstanding and excluded.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Cheetah Mobile Inc. (formerly known as Kingsoft Internet Security Software Holdings Limited) (the “Company”) is a limited company incorporated in the Cayman Islands under the laws of Cayman Islands on July 30, 2009. The Company and its consolidated subsidiaries, variable interest entities (“VIEs”) and a VIE’s subsidiary (collectively referred to the “Group”) are principally engaged in the provision of online marketing services, internet value-added services and internet security services and others in the People’s Republic of China (the “PRC”). The immediate holding company and the ultimate holding company of the Company is Kingsoft Corporation Limited (“Kingsoft”), a company listed on the Stock Exchange of Hong Kong Limited.

Details of the Company’s principal subsidiaries, VIEs, a VIE’s subsidiary and equity investees as of December 31, 2014 are as follows:

Company	Date of incorporation/ registration	Place of incorporation/ registration	Percentage of ownership	Principal activities
Subsidiaries of the Company:
Cheetah Technology Corporation Limited (“Cheetah Technology”)	August 26, 2009	Hong Kong	100%	Investment holding and operations of online marketing
Zhuhai Juntian Electronic Technology Co., Ltd. (“Zhuhai Juntian”)	September 28, 2000	The PRC	100%	Investment holding, research and development and provision of internet security services
Beijing Kingsoft Internet Security Software Co., Ltd. (“Beijing Security”)	November 30, 2009	The PRC	100%	Provision of internet security services and research and development of online applications
Conew.com Corporation (“Conew”)	October 6, 2008	British Virgin Islands (“BVI”)	100%	Investment holding
Conew Network Technology (Beijing) Co., Ltd. (“Conew Network”)	March 19, 2009	The PRC	100%	Research and development of mobile applications and provision of online marketing services
Cheetah Mobile America, Inc. (“Cheetah Mobile America”)	November 28, 2012	United States	100%	Provision of mobile marketing and value-added services
Hongkong Zoom Interactive Network Marketing Technology Limited (“HK Zoom”)	July 4, 2014	Hong Kong	100%	Provision of online marketing services
Hong Kong Youloft Technology Limited (“Youloft HK”)	August 1, 2014	Hong Kong	51.9%	Provision of online marketing services

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Company	Date of incorporation/ registration	Place of incorporation/ registration	Percentage of ownership	Principal activities
VIEs
Beijing Conew Technology Development Co., Ltd. (“Beijing Conew”)	December 22, 2005	The PRC	Nil	Dormant
Beike Internet (Beijing) Security Technology Co., Ltd. (“Beike Internet”)	April 15, 2009	The PRC	Nil	Provision of online marketing services
Beijing Kingsoft Network Technology Co., Ltd. (“Beijing Network”)	July 18, 2012	The PRC	Nil	Provision of internet value-added services
Beijing Antutu Technology Co., Ltd. (“Beijing Antutu”)	June 14, 2013	The PRC	Nil	Research and development of mobile applications
Guangzhou Kingsoft Network Technology Co., Ltd. (“Guangzhou Kingsoft”)	September 1, 2013	The PRC	Nil	Research and development of mobile applications
Subsidiary of Beike Internet
Suzhou Jiangduoduo Technology Co., Ltd. (“Suzhou JDD”)	January 8, 2014	The PRC	85.7%	Provision of online lottery sales services
Equity investees
Beijing Kingsoft Security Management System Technology Co., Ltd. (“Beijing Security System Technology”)	March 13, 2013	The PRC	40%	Sales and distribution of internet security software and provision of internet security services
Wuhan Antian Information Technology Co., Ltd. (“Wuhan Antian”)	April 8, 2010	The PRC	40%	Research and development of mobile security software
Moxiu Technology (Beijing) Co., Ltd (“Moxiu Technology”)	June 6, 2008	The PRC	50.5%	Provision of mobile application development
Kingsoft Japan Inc. (“Kingsoft Japan”)	March 9, 2005	Japan	41.5%	Sale, distribution and development of software and mobile application in Japan

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

History of the Group and corporate reorganization

In 2009, Kingsoft undertook a corporate reorganization to establish the Group, which started to specialize in internet security services on a stand-alone basis with separate management oversight distinct from Kingsoft. Subsequent to the reorganization in 2009, all revenues and costs generated by the internet security services, are reflected in the consolidated financial statements of the Group.

As part of the reorganization:

(i) On July 30, 2009, Kingsoft established the Company, which was incorporated in the Cayman Islands.

(ii) On August 26, 2009, the Company established a wholly-owned subsidiary, Cheetah Technology (formerly known as Kingsoft Internet Security Software Corporation Limited), incorporated in Hong Kong.

(iii) On November 23, 2009, Cheetah Technology entered into a share purchase agreement to acquire 100% equity interests in Zhuhai Juntian from one of Kingsoft’s wholly-owned subsidiaries at a consideration of HK$23,912 (equivalent to RMB21,067), based on the then book value of Zhuhai Juntian’s net assets comprised mainly of cash and short-term investments, and related party receivables and payables to other Kingsoft’s subsidiaries. The acquisition was completed in December 2009. Given the acquisition was conducted between entities under common control, the acquisition of Zhuhai Juntian was accounted for in a manner similar to the pooling of interest, with the assets and liabilities acquired stated at their historical amounts in the Group’s consolidated financial statements. The purchase consideration was recorded as a payable to related parties, which was subsequently settled in cash in 2011.

(iv) On November 30, 2009, Zhuhai Juntian established a wholly-owned subsidiary, Beijing Security, incorporated in the PRC.

On October 1, 2010, the Company acquired all of the equity interests of Conew from independent third parties, which was accounted for using the purchase method of accounting. As part of the acquisition, the Company acquired all of the equity interests in Conew Network through Conew and obtained effective control over Beijing Conew, one of the Group’s VIEs, through contractual agreements. Since the acquisition, Beijing Conew has remained dormant.

On January 1, 2011, Beijing Security, through its respective nominee shareholders, acquired Beike Internet, a wholly-owned entity of Kingsoft incorporated on April 15, 2009, for RMB700. Concurrently, through a series of contractual agreements which provided effective control to the Group as further described below, Beike Internet became a consolidated VIE of the Group. Given the acquisition of the VIE was effectively conducted between entities under common control, it was accounted for in a manner similar to the pooling of interest, with the assets and liabilities acquired stated at their historical amounts in the Group’s consolidated financial statements. The difference of RMB544 between the purchase consideration of RMB700 and the historical cost of net assets acquired of RMB156, which mainly comprised of cash and cash equivalents and loan payable to shareholders, was accounted for as a distribution to shareholders.

On August 26, 2011, the Company declared a cash dividend of RMB43,133 to Kingsoft to distribute the retained earnings of the Group as of September 30, 2010, which was subsequently settled in cash in 2011.

On July 18, 2012, Beijing Network was incorporated in the PRC, and through a series of contractual agreements, became a consolidated VIE of the Group.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

On November 28, 2012, the Company incorporated a wholly-owned subsidiary, Cheetah Mobile America (formerly known as KS Mobile Inc.), in the United States.

On June 14, 2013 and September 1, 2013, Beijing Antutu and Guangzhou Kingsoft were incorporated in the PRC, respectively and became VIEs of the Group through contractual agreements.

On January 8, 2014, Beike Internet incorporated a wholly owned subsidiary, Suzhou JDD, in the PRC.

On May 8, 2014, the Company completed its IPO and a concurrent private placement on the New York Stock Exchange, and raised gross proceeds of US$243,200 from the offering, representing 17,371,428 American Depositary Shares (“ADSs”) at the price of US$14 per ADS. Each ADS represents 10 Class A ordinary shares, par value US$0.000025 per share. All 102,409,639 Series A preferred shares and 122,495,531 Series B preferred shares and all 1,000,551,482 ordinary shares issued before IPO were automatically converted into Class B ordinary shares on a 1:1 basis. Upon the closing of the IPO, the total number of ordinary shares issued was 1,399,170,937, comprised of 173,714,285 Class A ordinary shares and 1,225,456,652 Class B ordinary shares; and Kingsoft remains the Company’s controlling shareholder, holding 47.9% of the equity interest, which represents 53.5% of the voting right.

On July 4, 2014, Cheetah Technology acquired 100% equity interests in HK Zoom and certain operating assets for a total consideration of US$24,703 (note 3).

On August 1, 2014, Cheetah Technology acquired 51.9% equity interests in Youloft HK, for a total consideration of US$14,127 (note 3).

On December 22, 2014, Youloft HK established a wholly owned subsidiary, Chongqing Calendar Technology Co., Ltd. (“Chongqing Calendar”), in the PRC.

VIE arrangements

In order to comply with the PRC laws and regulations which prohibit foreign control of companies involved in online marketing and internet value-added business, the Group operates its website and conducts substantially the majority of its online marketing and the distribution and operation of its internet value-added services and internet security services businesses in the PRC through the VIEs and its wholly-owned subsidiaries. Except for Beijing Conew, the registered capital of the VIEs was funded by Beijing Security and Conew Network (hereinafter referred to as the “Primary Beneficiaries”) through loans extended to the VIEs’ shareholders, Sheng Fu, Ming Xu, Wei Liu, who are executives and/or directors of the Group, as well as Ms. Weiqin Qiu, an affiliate of the Group. The effective control of the VIEs is held by the Primary Beneficiaries, through a series of contractual agreements (the “Contractual Agreements”). As a result of the Contractual Agreements, the Primary Beneficiaries have the power to direct the activity that most significantly impacts the economic performance of the VIEs and receive the economic benefits of the VIEs.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

The following is a summary of the Contractual Agreements amongst the Primary Beneficiaries, Beike Internet, Beijing Network, Beijing Antutu, Guangzhou Network and their respective shareholder (“Nominee Shareholders”):

Exclusive technology development, support and consulting agreements

Pursuant to the exclusive technology development, support and consulting agreements entered into between the Primary Beneficiaries and the VIEs, the VIEs engaged the Primary Beneficiaries as their exclusive provider of management consulting services, technical development and support services in return for service fees of not less than 30% of the VIE’s pre-tax revenue. The Primary Beneficiaries have the sole right to adjust the services fees upon written request and shall exclusively own any intellectual property arising from the performance of this agreement. The agreements will remain effective unless terminated upon mutual agreement by both parties. During the term of the agreement, the VIEs may not enter into any agreement with third parties for the provision of any technical or management consulting services without the consent of the Primary Beneficiaries.

Loan agreements

Pursuant to the loan agreements between the Primary Beneficiaries and the Nominee Shareholders, the Primary Beneficiaries granted interest free loans in an aggregate amount of RMB30,200 (US$4,989) to the Nominee Shareholders’ for their sole purpose of contributing to the registered capital of the VIEs. The loans have no definite maturity date. At the option of the Primary Beneficiaries, repayment may be requested at any time, which may be in the form of transferring the VIE’s equity interest to the Primary Beneficiaries or its designees. The Nominee Shareholders may offer to repay part or the entire loan at any time, to the extent permitted by PRC laws, in the form of transferring the VIE’s equity interest to the Primary Beneficiaries or its designees.

Exclusive equity option agreements

Pursuant to the exclusive equity option agreements entered into between the Primary Beneficiaries, the VIEs and the Nominee Shareholders, the Primary Beneficiaries were granted an exclusive and irrevocable option to purchase, or designate a third party to purchase, all or part of the equity interest of the VIEs held by the Nominee Shareholders. Without the prior written consent of the Primary Beneficiaries, the Nominee Shareholders shall not assign or transfer to any third party, or create or cause any security interest in whatsoever form to be created on, all or any part of the equity interest held in the VIEs. In addition, dividends and any form of distributions are not permitted without the prior consent of the Primary Beneficiaries. The exercise consideration should be equal to the corresponding loan amount as described above or the minimum consideration permitted under the PRC laws, whichever is higher. The consideration in excess of the corresponding loan amount shall be waived by the Nominee Shareholders. While in the exclusive equity option agreement with respect to Beike Internet, the exercise consideration is equal to the minimum price permitted under the PRC laws and any amount in excess of the corresponding loan amount shall be refunded by the Nominee Shareholders to Beijing Security or Beijing Security may deduct the excess amount upon payment of consideration. The Primary Beneficiaries or their designee(s) may exercise such option at any time until it has acquired all the equity interest of the VIEs. The agreements will remain effective until all the equity interests held by the Nominee Shareholders have been lawfully transferred to the Primary Beneficiaries or its designee(s) pursuant to the terms of the agreements.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Equity pledge agreements

Pursuant to the equity pledge agreements entered into between the Nominee Shareholders, the VIEs and the Primary Beneficiaries, the Nominee Shareholders pledged all of their equity interest in the VIEs to the Primary Beneficiaries as collateral for all of their payments due to the Primary Beneficiaries and to secure their obligations under the above agreements. Without the prior written consent of the Primary Beneficiaries, the Nominee Shareholders may not assign or transfer to any third party, or create or cause any security interest in whatsoever form to be created on, all or any part of the equity interest it holds in the VIEs. The Primary Beneficiaries are entitled to transfer or assign in full, or in part, the shares pledged. In the event of default, the Primary Beneficiaries as the pledgee, have first priority to be compensated through the sale or auction of the pledged equity interest. The Nominee Shareholders agree to waive their dividend rights in relation to all of the pledged equity interest until such pledge has been lawfully discharged. The equity pledge agreements will remain effective until all the obligations under these agreements have been satisfied in full or all of the guaranteed liabilities have been repaid.

Shareholder voting proxy agreements

Pursuant to the shareholder voting proxy agreements signed between the Nominee Shareholders, the VIEs and the Primary Beneficiaries, the Nominee Shareholders irrevocably nominates, appoints and constitutes any person designated by the Primary Beneficiaries as its attorney-in-fact to exercise on such shareholder’s behalf any and all rights that such shareholder has in respect of its equity interest in the VIE (including but not limited to the voting rights and the right to nominate executive directors of the VIE). The shareholder voting proxy agreements are effective for an initial ten years and will be automatically renewed on an annual basis thereafter if the Primary Beneficiaries do not provide notice of termination to the Nominee Shareholders thirty days prior to expiration.

Business operation agreements

Pursuant to the business operations agreements entered into between the Nominee Shareholders, the VIEs and the Primary Beneficiaries, the Nominee Shareholders must appoint candidates designated by the Primary Beneficiaries as its board of directors and the Primary Beneficiaries have the right to appoint senior executives of the VIEs. In addition, the VIEs agree not to engage in any transaction that may materially affect their assets, obligations, rights or operation without the prior written consent of the Primary Beneficiaries. The Nominee Shareholders also agree to unconditionally pay or transfer to the Primary Beneficiaries any bonus, dividends or any other profits or interest (in whatever form) that they are entitled to as shareholders of the VIEs, and waives any consideration connected therewith. The agreement has a term of ten years, unless otherwise terminated by the Primary Beneficiaries. Neither the VIEs nor the Nominee Shareholders may terminate this agreement.

Spousal consent letters

The spouses of certain shareholders of the VIEs have executed spousal consent letters. Pursuant to these letters, the spouses of certain shareholders of the VIEs acknowledged that certain equity interest in the respective VIEs held by and registered in the name of his or her spouse will be disposed pursuant to relevant arrangements under the shareholder voting proxy agreement, the exclusive equity option agreement, the equity pledge agreement and the loan agreement. These spouses undertake not to take any action to interfere with the disposition of such equity interest, including, without limitation, claiming that such equity interest constitute communal marital property.

On January 17, 2014, the Contractual Agreements were supplemented with financial support undertaking letters executed by the Primary Beneficiaries to memorialize the Primary Beneficiaries’ commitment to the VIEs and the commitment shall be retrospectively effective from the date the other contractual agreements were fully executed. Pursuant to the financial support undertaking letters, the Primary Beneficiaries commit to provide unlimited financial support to the VIEs to support their operations whether or not the VIEs incur any losses, and not request for repayment if the VIEs are unable to do so.

Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between the Primary Beneficiaries and the VIEs through the irrevocable shareholder voting proxy agreements, whereby the Nominee Shareholders effectively assigned all of the voting rights underlying their equity interest in the VIEs to the Primary Beneficiaries. Furthermore, pursuant to the exclusive equity option agreements, which include a substantive kick-out right, the Primary Beneficiaries have the power to control the Nominee Shareholders, and therefore the power to govern the activities that most significantly impact the economic performance of the VIEs. In addition, through the Contractual Agreements, the Primary Beneficiaries demonstrate its ability and intention to continue to exercise the ability to absorb substantially all of the expected losses and the majority of the profits of the VIEs, and therefore have the rights to the economic benefits of the VIEs.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

The shareholders of the VIEs elect and terminate the executive directors of the VIEs, approve the annual budget, financial statements and significant investing and financing activities of the VIEs. Pursuant to the shareholder voting proxy agreements, the shareholders of the VIEs have assigned all of their voting rights underlying the equity interest in the VIEs to any person nominated, appointed or designated by the Primary Beneficiaries. Senior management of the Company, all employees of the Primary Beneficiaries, are generally responsible for the review and approval of sales contracts, credit approval policies, pricing policies, significant marketing promotions, product development, research and development, bandwidth and traffic expenditures, as well as the appointments and terminations of personnel. Therefore, the Primary Beneficiaries have the power to direct the activities of the VIEs that most significantly impact their economic performance.

Thus, Beijing Security and Conew Network are considered the primary beneficiaries of the VIEs. As a result of the above, the Company, through the Primary Beneficiaries, consolidate the VIEs in accordance with SEC Regulation SX-3A-02 and Accounting Standards Codification (“ASC”) 810-10 (“ASC 810-10”), Consolidation: Overall.

The Company, in consultation with its PRC legal counsel, believes that (i) the ownership structure of the Group, including its subsidiaries in the PRC, VIEs and a VIE’s subsidiary is in compliance with all existing PRC laws and regulations; (ii) each of the Contractual Agreements amongst the Primary Beneficiaries, the VIEs and the Nominee Shareholders of the VIEs governed by PRC laws, are legal, valid and binding, enforceable against such parties, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) each of the Group’s PRC subsidiaries, VIEs and a VIE’s subsidiary have the necessary corporate power and authority to conduct its business as described in its business scope under its business license, which is in full force and effect, and the Group’s business operations in the PRC are in compliance with existing PRC laws and regulations.

However, uncertainties in the PRC legal system could cause the relevant regulatory authorities to find the current Contractual Agreements and businesses to be in violation of any existing or future PRC laws or regulations. If the Company, the Primary Beneficiaries or any of its current or future VIEs are found in violation of any existing or future laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including levying fines, confiscating the income of the Primary Beneficiaries, and the VIEs, revoking the business licenses or operating licenses of the Primary Beneficiaries, and VIEs, shutting down the Group’s servers or blocking the Group’s websites, discontinuing or placing restrictions or onerous conditions on the Group’s operations, requiring the Group to undergo a costly and disruptive restructuring, restricting the Group’s rights to use the proceeds from this offering to finance the Group’s business and operations in PRC, or enforcement actions that could be harmful to the Group’s business. Any of these actions could cause significant disruption to the Group’s business operations and severely damage the Group’s reputation, which would in turn materially and adversely affect the Group’s business and results of operations. In addition, if the imposition of any of these penalties causes the Primary Beneficiaries to lose the rights to direct the activities of VIEs or the right to receive their economic benefits, the Company, through the Primary Beneficiaries, would no longer be able to consolidate the VIEs.

In addition, if the VIEs or the Nominee Shareholders fail to perform their obligations under the Contractual Agreements, the Group may have to incur substantial costs and expend resources to enforce the Primary Beneficiaries’ rights under the contracts. The Group may have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. All of these Contractual Agreements are governed by PRC laws and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit the Group’s ability to enforce these contractual arrangements. Under PRC laws, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would incur additional expenses and delay. In the event the Group is unable to enforce these Contractual Agreements, the Primary Beneficiaries may not be able to exert effective control over its VIEs, and the Group’s ability to conduct its business may be negatively affected.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

The carrying amounts and classifications of the assets and liabilities of the VIEs and a VIE’s subsidiary are as follows:

	As of December 31,
	2013	2014
	RMB	RMB	US$

Cash and cash equivalents	141,785	69,702	11,234
Accounts receivable	82,911	125,909	20,293
Prepayments and other current assets	23,949	40,702	6,560
Due from related parities	7,702	224,776	36,227
Deferred tax assets	63	—	—
Total current assets	256,410	461,089	74,314

Property and equipment , net	21,114	35,026	5,645
Intangible assets, net	8,224	32,323	5,210
Goodwill	962	24,708	3,982
Long-term investments	—	172,778	27,847
Deferred tax assets	306	—	—
Other non-current assets	693	5,932	956
Total non-current assets	31,299	270,767	43,640

Total assets	287,709	731,856	117,954

Accounts payable	17,997	37,818	6,095
Accrued expenses and other current liabilities	88,287	95,809	15,442
Deferred revenue	—	34,225	5,516
Due to related parties (i)	78,501	422,673	68,123
Income tax payable	700	—	—
Total current liabilities (i)	185,485	590,525	95,176

Other non-current liabilities	—	2,828	456
Total non-current liabilities	—	2,828	456
Total liabilities	185,485	593,353	95,632

(i)             As of December 31, 2013 and 2014, the current liabilities of the VIEs and a VIE’s subsidiary included amounts due to subsidiaries of the Group of RMB77,711 and RMB411,212 (US$66,275), respectively, which were eliminated upon consolidation by the Company. The balances due to related parties include the services fee payable to Beijing Security and Conew Network of RMB25,987 and RMB243,000 (US$39,164) as of December 31, 2013 and 2014, respectively. On October 1, 2014, Conew Network entered into a one-year loan facility of RMB100,000 (US$16,117) at an interest rate with reference to the market rate with 30% discount to Beijing Network to provide financial support to Beijing Network should it be required for its operations. As of December 31, 2014, the loan facility was being fully utilized.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

The financial performance and cash flows of the VIEs and a VIE’s subsidiary as follows:

	Years ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Revenues	188,099	682,250	1,536,443	247,630
Cost of revenues	44,475	167,138	596,371	96,118
Net income (loss)	(5,544)	77,207	13,847	2,232
Net cash provided by operating activities	37,958	102,861	188,513	30,383
Net cash used in investing activities	5,730	22,814	267,346	43,088
Net cash provided in financing activities	16,500	13,000	6,750	1,088

The revenue producing assets that are held by the VIEs and a VIE’s subsidiary comprise of leasehold improvements, servers, licensed software, network equipment, acquired trade name and acquired domain name. Substantially all of such assets are recognized in the Group’s consolidated financial statements, except for certain Internet Content Provider Licenses, internally developed software, trademarks and patent applications which were not recorded on the Company’s consolidated balance sheets as they do not meet all the capitalization criteria. The VIEs and a VIE’s subsidiary also hire assembled work force on sales, research and development and operations whose costs are expensed as incurred.

There was no pledge or collateralization of the VIEs and a VIE’s subsidiary’ assets. Creditors of the VIEs and a VIE’s subsidiary have no recourse to the general credit of the Primary Beneficiaries.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs and a VIE’s subsidiary. All significant intercompany transactions and balances between the Company, its subsidiaries, VIEs and a VIE’s subsidiary are eliminated upon consolidation. Results of acquired subsidiaries, and VIEs are consolidated from the date on which control is transferred to the Company.

Certain items reported in the prior year’s consolidated financial statements have been reclassified to conform to the current year’s presentation.

On May 26, 2011, the board of directors of the Company approved and adopted a share award scheme (the “2011 Share Award Scheme”) in which selected employees of the Group are entitled to participate. The Group has set up a trust (the “Share Award Scheme Trust”) for the purpose of administering the 2011 Share Award Scheme and holding shares awarded to the employees before they vest and are transferred to the employees as instructed by employees. As the Group has the power to govern the financial and operating policies of the Share Award Scheme Trust and derives benefits from the contributions of the employees who have been awarded the shares of the Company (“Restricted Shares”) through their continued employment with the Group, the assets and liabilities of the Share Award Scheme Trust are included in the consolidated balance sheets and any ungranted, unvested, and vested shares held by the Share Award Scheme Trust not transferred to grantees are not considered legally issued and outstanding ordinary shares of the Company.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Areas where management uses subjective judgment include, but are not limited to, estimating the user lives of exclusive online games, estimating the useful lives of long-lived assets and intangible assets, assessing the contingent consideration and the initial valuation of the assets acquired and liabilities assumed in a business combination and the subsequent impairment assessment of long-lived assets, intangible assets and goodwill, determining the provisions for accounts receivable and other receivables, due from related party, valuation allowance for deferred tax assets, uncertain tax positions, accounting for share-based compensation expenses, determining the fair values of certain debt investments and redemption right liabilities, assessing loss contingencies, consolidation of VIEs. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

Foreign currency translation and transactions

The functional currency of the Company, Cheetah Technology, Conew, Cheetah Mobile America, HK Zoom and Youloft HK is the US$. The subsidiaries in the PRC and the VIEs determined their functional currency to be the Chinese Renminbi (“RMB”). The determination of the respective functional currency is based on the criteria of ASC 830, Foreign Currency Matters. The Group uses RMB as its reporting currency. The Group uses the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive income, a component of shareholders’ equity.

Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in the consolidated statements of comprehensive income.

Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.2046 to US$1.00 on December 31, 2014 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Business combinations and noncontrolling interests

The Group accounts for its business combinations using the purchase method of accounting in accordance with ASC 805 (“ASC 805”), Business Combinations. The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets, and liabilities the Group acquired, based on their estimated fair values. The consideration transferred of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and noncontrolling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Group determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

For the Company’s majority-owned subsidiaries, VIEs and a VIE’s subsidiary, a noncontrolling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Company. Consolidated net income (loss) on the consolidated income statements includes the net income (loss) attributable to noncontrolling interests. The cumulative results of operations attributable to noncontrolling interests are recorded as noncontrolling interests in the Company’s consolidated balance sheets.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and bank deposits, which are unrestricted as to withdrawal and use. All highly liquid investments with original stated maturity of three months or less are classified as cash equivalents.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are recognized and carried at original invoiced amount less an allowance for any potential uncollectible amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred. The Group generally does not require collateral from its customers.

The Group maintains allowances for doubtful accounts for estimated losses resulting from the failure of customers to make payments on time. The Group reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Group considers many factors, including the age of the balance, the customer’s payment history, its current credit-worthiness and current economic trends.

Deferred IPO Costs

Direct costs incurred by the Company attributable to its IPO of Class A ordinary shares in the United States have been deferred and recorded in prepayment and other current assets and will be charged against the gross proceeds received from such offering.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Inventories

Inventories are stated at the lower of cost, computed using the first-in, first-out method, or market value. If the cost of the inventories exceeds their market value, provisions are made currently for the difference between the cost and the market value. No inventory provision was recorded for any of the years presented.

Investments

Short-term investments

All highly liquid investments with original maturities of greater than three months, but less than 12 months, are classified as short-term investments. Investments that are expected to be realized in cash during the next 12 months are also included in short-term investments. The Group accounts for its investments in debt and equity securities in accordance with ASC 320-10  (“ASC 320-10”), Investments—Debt and Equity Securities: Overall. The Group classifies the investments in debt and equity securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320-10. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of the short-term investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized.

The securities that the Group has positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. For individual securities classified as held-to-maturity securities, the Group evaluates whether a decline in fair value below the amortized cost basis is other-than-temporary in accordance with the Group’s policy and ASC 320-10. When the Group intends to sell an impaired debt security or it is more likely than not that it will be required to sell prior to recovery of its amortized cost basis, an other-than-temporary impairment is deemed to have occurred. In these instances, the other-than-temporary impairment loss is recognized in earnings equal to the entire excess of the debt security’s amortized cost basis over its fair value at the balance sheet date of the reporting period for which the assessment is made. When the Group does not intend to sell an impaired debt security and it is more-likely-than-not that it will not be required to sell prior to recovery of its amortized cost basis, the Group must determine whether or not it will recover its amortized cost basis. If the Group concludes that it will not, an other-than-temporary impairment exists and that portion of the credit loss is recognized in earnings, while the portion of loss related to all other factors is recognized in other comprehensive income.

The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Unrealized holding gains and losses for trading securities are included in earnings.

Investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Available-for-sale securities are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income (loss). Realized gains or losses are charged to earnings during the period in which the gain or loss is realized. An impairment loss on available-for-sale securities would be recognized in the consolidated statements of comprehensive income when the decline in value is determined to be other-than-temporary.

Impairment loss of nil, nil and RMB8,664 (US$1,397) had been recorded for available-for-sale equity securities as of December 31, 2012, 2013 and 2014, respectively.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Long-term investments

In accordance with ASC 325-20 (“ASC 325-20”), Investments-Other: Cost Method Investments, for investments in an investee over which the Group does not have significant influence, the Group carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings. The Group’s management regularly evaluates the impairment of its cost method investments based on the performance and financial position of the investee as well as other evidence of estimated market values. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and current and future financing needs. An impairment loss is recognized in the consolidated statements of operations equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

The Group accounts for its investments in entities in which it can exercise significant influence but does not own a majority equity interest or control using the equity method of accounting in accordance with ASC 323-10 (“ASC 323-10”), Investments-Equity Method and Joint Ventures: Overall. Under the equity method, the Group initially records its investment at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investment on the consolidated balance sheets. The Group subsequently adjusts the carrying amount of the investment to recognize the Group’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Group will discontinue applying the equity method if an investment (and additional financial supports to the investee, if any) has been reduced to zero. Under the conditions that the Group is not required to advance additional funds to an investee and the equity-method investment in ordinary shares is reduced to zero, if further investments are made that have a higher liquidation preference than ordinary shares, the Group would recognize the loss based on its percentage of the investment with the same liquidation preference, and the loss would be applied to those investments of a lower liquidation preference first before being further applied to the investments of a higher liquidation preference. The Group evaluates the equity method investments for impairment under ASC 323-10. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

Impairment loss of nil, nil and RMB472 (US$76) had been recorded for equity method investment as of December 31, 2012, 2013 and 2014, respectively.

No impairment loss had been recorded for cost method investment during each of the three years in the period ended December 31, 2014.

Fair Value Measurements of Financial Instruments

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value.

Financial instruments primarily consist of cash and cash equivalents, short-term investments, accounts receivable, amounts due from and due to related parties, prepayments and other current assets, other non-current assets, long-term investments, available-for-sale securities, accounts payable, accrued expense and other current liabilities, payable for contingent consideration and redemption right liabilities. The carrying amounts of these financial instruments, except for long-term equity method investments, long-term available-for-sale securities, payable for contingent consideration and redemption right liabilities, approximate their fair values because of their generally short-term maturities.

Available-for-sale securities were initially recognized at cost and subsequently remeasured at the end of each reporting period with the adjustment in its fair value recognized in accumulated other comprehensive income. The Group, with the assistance of an independent third party valuation firm, determined the estimated fair value of its post-acquisition settlement consideration, redemption right granted to noncontrolling shareholder, put options granted to employees and debt securities classified as available-for-sale securities that are recognized in the consolidated financial statements.

Equity method investments and cost method investments have no quoted market prices and it is not practicable to estimate their fair value without incurring excessive costs. The Group reviews the investments for impairment whenever events or changes in circumstances indicate that the carrying amount may no longer be recoverable.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Property and Equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Estimated useful life
Electronic equipment	3 years
Office equipment and fixtures	5 years
Motor vehicles	5 years
Leasehold improvements	Lesser of term of the lease or the estimated useful lives of the assets

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterment that extends the useful lives of plant and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the assets and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive income.

Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the identifiable assets acquired and the liabilities assumed of an acquired business (note 3). In accordance with ASC 350 (“ASC 350”), Goodwill and Other Intangible Assets, recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently at the reporting unit level if there are indicators of impairment present.

The Group adopted Accounting Standards Update (“ASU”) 2011-08, Testing Goodwill for Impairment, to test goodwill for impairment by performing a qualitative assessment before calculating the fair value of a reporting unit in step one of the goodwill impairment test. If the Group determines, on the basis of qualitative factors, that the fair value of a reporting unit is more likely than not less than the carrying amount, a two-step impairment test is required. Otherwise, further testing is not needed. The events or circumstances that would more likely than not reduce the fair value of a reporting unit below its carrying amount include a significant change in stock prices, business environment, legal factors, financial performances, competition, or events affecting the reporting unit. In performing the two step quantitative impairment test, the first step compares the carrying amount of the reporting unit to the fair value of the reporting unit based on estimated fair value using a combination of the income approach and the market approach. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired and the Company is not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then the Company must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Intangible Assets

Intangible assets are carried at cost less accumulated amortization and any recorded impairment. Intangible assets acquired in a business combination were recognized initially at fair value at the date of acquisition. Intangible assets with finite useful lives are amortized using a straight-line method of amortization that reflects the estimated pattern in which the economic benefits of the intangible asset are to be consumed. The estimated useful life for the intangible assets is as follows:

Estimated useful life
Customer relationship	4 years
Trademark	5-10 years
Technology	1-10 years
Non-compete agreements	6 years
Licenses	1-5 years
User base	1-3 years
Domain names	1-10 years

If an intangible asset is determined to have an indefinite life, it should not be amortized until its useful life is determined to be no longer indefinite.

Impairment of Long-Lived Assets and Intangibles

The Group evaluates its long-lived assets or asset group, including intangible assets with infinite and finite lives, for impairment. Intangible assets with indefinite lives that are not subject to amortization are tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the assets might be impaired. Such impairment test compares the fair values of assets with their carrying values with an impairment loss recognized when the carrying values exceed fair values. For long-lived assets and intangible assets with finite lives that are subject to depreciation and amortization are tested for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable. When these events occur, the Group evaluates impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Revenue recognition

The Group generates its revenues primarily through online marketing services, internet value-added services and internet security services and others. The Group recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured.

(1)         Online marketing services

Online advertising

The Group provides online marketing services through its online platforms including duba.com and other websites, browsers, PC and mobile applications where a customer can place its website link or online applications through text links, banners, default search engine boxes, and other forms of graphical advertisement. The Group has two general pricing models for advertising links: cost over a time period and cost for performance basis. For advertising contracts over a time period, the Group generally recognizes revenue ratably over the period the advertising is displayed. For contracts that are charged on the cost for performance basis, the Group charges an agreed-upon fee to its customers determined based on the effectiveness of advertising links, which is typically measured by clicks, transactions, installations, user registrations, and other actions originating from the Group’s online platforms. Online marketing services revenue charged on the cost for performance basis is generally recognized upon receiving monthly statements from its customers either in the current month or in the following month in which the service is provided.

The Group occasionally engages in nonmonetary transactions to allow a shareholder of the Company to advertise and co-market the Group’s security products with the shareholder’s software products. Revenue and expenses are recognized at fair value when such fair value of the services surrendered in the transaction is determinable based on the Group’s own historical practice of receiving cash, marketable securities, or other consideration that is readily convertible to a known amount of cash for similar services from customers unrelated to the counterparty in the non-monetary transaction. For the years ended December 31, 2012, 2013 and 2014, the Group engaged in nonmonetary transactions for which the fair value was not determinable and therefore no revenues derived from these nonmonetary transactions were recognized.

Advertising Agency

The Group provides advertising agency services by arranging advertisers to purchase various advertisement products from certain online networks, primarily Facebook and Google AdWords. The Group receives from the online network performance-based commissions, which are determined based on a pre-specified percentage of the payment by the advertisers for the online network’s various advertisement products. The Group acts as an agent in the advertising agency arrangement as it is neither the primary obligor to provide advertisement product nor to assume inventory risk. Revenue from advertising agency services is recognized on a net basis when the advertisement products are delivered by the online networks.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

(2) Internet value-added services

Web and mobile games publishing

The Group enters into agreements with third party game developers to provide web and mobile game publishing and payment collection services, in order for game players to purchase and recharge virtual currencies used in the games. The games are developed and hosted by third-party game developers, and accessed by game players through the Group’s PC game center and mobile applications or a third-party mobile platform. The payment collection services are mainly provided through third-party payment and settlement institutions. The Group generally charges commission as a percentage of the gross proceeds or collection amount from the settlement institutions, and pays the remaining proceeds to the game developers. When the settlement institutions directly remit the collection amount to the developers, the Group collects its commission from the developer. The Group believes it acts as an agent to the game developers in these arrangements as the Group is not considered the primary obligor, is not primarily responsible for fulfillment of services, does not incur significant upfront costs, generally does not have the discretion in establishing prices, and earns a fixed percentage of the collection amount from the settlement institutions. The Group estimates the commission based on its internal system, which is confirmed with the respective settlement institutions in the same month in which the services are provided, and recognizes the commission revenue accordingly. Purchases of in-game currency are not refundable after they have been sold unless there is unused in-game currency at the time a game is discontinued. Typically, a game will only be discontinued when the revenue generated by a game is insignificant. As of December 31, 2014, the Group has never been required to pay significant cash refunds to game players or game developers as a result of the discontinuation of a game.

Exclusively licensed games

The Group operates some games exclusively licensed from third-party developers. The proceeds, after commission fees paid to distribution channels and third-party payment institutions, received from game players are shared between the Group and the game developers based on a predetermined percentage for each game. The exclusively licensed games allow players to play for free and the Group generates revenue from game players’ purchase of in-game virtual currency for in-game virtual items to enhance their game-playing experience.

The Group acts as the principal in the exclusively licensed game arrangements under which the Group is the primary obligor of the fulfillment of the game operation, including the selection of distribution platforms, the access maintenance, the promotion and customer services, the hosting of game servers, if needed, and the determination of the service specifications and the pricing of the in-game virtual items. Accordingly, the Group records revenues from offering the exclusively licensed mobile games on a gross basis. Commission fees paid to distribution platforms and payment channels and the fees shared by the third-party game developers are recorded as cost of revenues.

The Group recognizes the payment received from the paying players into revenue evenly over their estimated average paying player life of each game. The Group tracks each paying player’s purchases and log-in history to estimate the average life of the paying players using a regression model. While the Group believes its estimates to be reasonable based on sufficient available game player information, it may revise such estimates in the future as the games’ operation periods change or there is indication that the similarities in characteristics and playing patterns of paying players of the games change. Any adjustments arising from changes in the estimates of the average paying player life would be applied prospectively.  The average paying player life ranged from 36 to 83 days in 2014.

Online lottery sales services

The Group receives online lottery purchase orders from the end users through its website or mobile application and processes the orders either with other entities or individuals who are authorized agents of lottery sales offices established by provincial governments (“Authorized Distributors”). The Group receives service fees from the Authorized Distributors based on the pre-determined rate and the total amount of the processed orders. Upon fulfilling its service obligations to the Authorized Distributors, the Group records the revenue on a net basis because the Group acts as an agent of the Authorized Distributors in the distribution and administration of the lottery products.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

(3) Internet security services and others

The Group markets and distributes its off-the-shelf anti-virus security solutions to enterprise and individual users.

Upon the customers’ initial purchase of the enterprise solutions, the arrangements include multiple elements, generally comprising of software and post-contract customer services (“PCS”). When vendor-specific objective evidence (“VSOE”) of the fair value of the PCS exists, the Group allocates and defers revenue for the PCS based on its fair value, and recognizes the difference between the total arrangement fee and the amount deferred as software license revenue. When VSOE of the fair value of the PCS does not exist, the entire arrangement fee is recognized ratably over the PCS period. In 2012, 2013 and 2014, the Group concluded that VSOE of the fair value of the PCS does not exist, and recognized the entire arrangement fee ratably over the PCS period starting from the end-users’ activation of the software. The arrangement fee of the PCS purchased on a stand-alone basis is recognized into revenue ratably over the PCS period.

The software, including unspecified upgrades, for the individual solutions are provided to users free of charge via online downloads. However, the Group does provide the individual users the option to purchase additional value-added services, which are non-essential to the functionality of the software, either concurrent with the download of software, or separately as a renewal. The value-added services are provided over the period of time as determined and purchased by the respective users. The fees for value-added services are recognized into revenue ratably over the term of such services. Other revenues mainly comprise of licensing fees from Kingsoft Japan, a related party, for the right to use certain internet security software (note 15).

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Deferred revenues

Deferred revenues primarily consist of payments received from customers in relation to the service to be provided by the Group but for which not all of the revenue recognition criteria are met and government subsidies not recognized in revenue due to attached conditions not being met.

Cost of revenues

Cost of revenues primarily consists of cost of products sold, bandwidth costs, royalty fees, payment collection costs, salaries and benefits, share-based compensation expenses, depreciation of equipment, amortization of licenses and other intangible assets, value-added tax (“VAT”), business tax and related surcharges.

The Group’s business is subject to VAT, business taxes and surcharges levied on advertising related sales in China. Pursuant to ASC 605-45 (“ASC 605-45”), Revenue Recognition—Principal Agent Considerations, all such VAT, business taxes and surcharges of RMB18,123, RMB48,355 and RMB105,475 (US$16,999) are presented as cost of revenues on the consolidated statements of comprehensive income for the years ended December 31, 2012, 2013 and 2014, respectively. As of December 31, 2014, the Company’s subsidiaries in the PRC, VIEs and a VIE’s subsidiary are subject to VAT at 6% or 17%.

Selling and marketing expenses

Selling and marketing expenses consist primarily of advertising expenses, staff costs and share-based compensation expenses and other related incidental expenses that are incurred directly to attract or retain users and customers for the Group’s websites, applications, software and online platforms. Advertising expenses are expensed when incurred. For the years ended December 31, 2012, 2013 and 2014, advertising expenses were RMB37,075, RMB172,969 and RMB512,531 (US$82,605), respectively.

The cash incentives and credits granted to the Group’s end users of online lottery sales services, which can be applied against future lottery purchase orders placed through its website or mobile application, are expensed as incurred and are classified within “Selling and marketing expense” on the consolidated statements of operations.

Research and development

Research and development consist primarily of amortization of intangible assets used in research and development and employee costs related to personnel involved in the development and enhancement of the Group’s service offerings on its websites. The Group expensed these costs as incurred, unless such costs qualify for capitalization as software development costs, including (i) preliminary project is completed, (ii) management has committed to funding the project and it is probable that the project will be completed and the software will be used to perform the function intended, and (iii) they result in significant additional functionality in the Group’s products. No costs were capitalized during any years presented as the Group has not met all of the necessary capitalization requirements.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Government subsidies

Government subsidies primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions, or conducting research and development projects and compliance with specific policies promoted by the local governments, or conducting research and development projects. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. For the government subsidies with no further conditions to be met, the amounts are recorded in “Other income, net” when received; whereas for the government subsidies related to research and development projects, the amounts are recorded in “Deferred revenue” when received and will be offset against “Research and development” expenses over the project period when no further conditions are to be met.

Leases

Leases have been classified as either capital or operating leases at the inception date. Leases that transfer substantially all the benefits and risks incidental to the ownership of assets are accounted for as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the periods of their respective lease terms. The Group leases office space under operating lease agreements. Certain of the lease agreements contain rent holidays. Rent holidays are considered in determining the straight-line rent expense to be recorded over the lease term. The lease term begins on the date of initial possession of the lease property for purposes of recognizing lease expense on a straight-line basis over the term of the lease.

The Company had no capital leases as of December 31, 2013 and 2014.

Comprehensive income

Comprehensive income is defined to include all changes in shareholders’ equity except those resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220-10 (“ASC 220-10”), Comprehensive Income: Overall requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

Income taxes

The Group accounts for income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

The Group applies ASC 740 (“ASC 740”), Accounting for Income Taxes, to account for uncertainty in income taxes. ASC 740 prescribes a recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group has recorded unrecognized tax benefits in the other non-current liabilities line item in the accompanying consolidated balance sheets. The Group has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of “income tax expense”, in the consolidated statements of comprehensive income.

The Group’s estimated liability for unrecognized tax benefits and the related interest and penalties are periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s consolidated financial statements. Additionally, in future periods, changes in facts and circumstances, and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which they occur.

Share-based compensation

The Group accounts for share-based compensation in accordance with ASC 718 (“ASC 718”), Compensation-Stock Compensation: Overall.

In accordance with ASC 718, the Group determines whether an award should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees classified as equity awards are recognized in the financial statements based on their grant date fair values. An award subject to fixed price put option that is exercisable at the sole discretion of the grantee would be accounted for as an award with liability and equity component similar to tandem award described in ASC 718-10-55-120 through 55-130 as an award with two or more components in which exercise of one part cancels the other(s). For the equity component, it would be recognized using the same method as other equity awards. For the liability component, fair value of the put option as of reporting date is used to recognize a liability with a corresponding share-based compensation. At the end of each reporting period, the liability would be re-measured and any corresponding adjustments to the liability would be charged to share-based compensation until the redemption right is exercised or it expires.

The Group has elected to recognize share-based compensation using the accelerated method, for all share-based awards granted with graded vesting based on service conditions. Forfeiture rates are estimated based on historical experience and future expectations of employee turnover rates and are periodically reviewed. If required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized share-based compensation expenses relating to those awards are reversed. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in the subsequent period if actual forfeitures differ from initial estimates. To the extent the Group revises these estimates in the future, the share-based payments could be materially impacted in the period of revision, as well as in following periods. Share-based compensation expenses was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest. The Group, with the assistance of an independent third party valuation firm, determined the fair value of share-based awards granted to employees. Determining the fair value of share-based awards of the Company required complex and subjective judgments regarding its projected financial and operating results, its unique business risks, the liquidity of its ordinary shares and its operating history and prospects at the time the grants were made.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Earnings per share

Earnings per share are calculated in accordance with ASC 260-10, Earnings per Share: Overall. Basic earnings per share are computed by dividing net income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year using the two-class method.  Under the two-class method, net income is allocated between the convertible preferred shares, ordinary shares, Class A ordinary shares and Class B ordinary shares based on their participating rights in the undistributed earnings as if all the earnings for the reporting period had been distributed.

Basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the convertible preferred shares using the if-converted method, the vesting of Restricted Shares and the exercising of restricted shares with an option feature using the treasury stock method. The computation of the dilutive earnings per share of Class A ordinary share assumes the conversion of Class B ordinary shares.

Contingencies

The Group records accruals for certain of its outstanding legal proceedings or claims when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. The Group evaluates, on a quarterly basis, developments in legal proceedings or claims that could affect the amount of any accrual, as well as any developments that would make a loss contingency both probable and reasonably estimable. The Group discloses the amount of the accrual if it is material.

Segment reporting

In accordance with ASC 280 (“ASC 280”), Segment Reporting, the Company’s chief operating decision makers rely upon consolidated results of operations when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one operating segment. The Group operates and manages its business as a single segment. As the Group’s long-lived assets are substantially all located in the PRC and substantially all the Group’s revenues are derived from within the PRC, no geographical segments are presented.

Concentration of risks

Concentration of credit risk

Financial instruments that are potentially subject to credit risk consist of cash and cash equivalents, short-term investments and accounts receivable. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk. Deposits held with financial institutions were not protected by statutory or commercial insurance. In the event of bankruptcy of one of these financial institutions, the Group may be unlikely to claim its deposits back in full. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions. The Group had RMB1,606,906 (US$258,987) in cash and cash equivalents and short-term investments as of December 31, 2014.

Accounts receivable are typically unsecured and are derived from revenue earned from customers. The risk is mitigated by credit evaluations the Group performs on its ongoing credit evaluations of its customers’ financial conditions and ongoing monitoring process of outstanding balances. The Group maintains reserves for estimated credit losses and these losses have generally been within expectations.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Business, customer, political, social and economic risks

The Group participates in a dynamic high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: changes in the overall demand for services and products; competitive pressures due to new entrants; advances and new trends in new technologies and industry standards; changes in bandwidth suppliers; changes in certain strategic relationships or customer relationships; regulatory considerations; copyright regulations; and risks associated with the Group’s ability to attract and retain employees necessary to support its growth.

For the year ended December 31, 2012, approximately 22% and 24% of the Group’s total revenue were derived from Customer A and Customer B, respectively. For the year ended December 31, 2013, approximately 25%, 14% and 19% of the Group’s total revenue were derived from Customer A, Customer B and Customer C, respectively. For the year ended December 31, 2014, approximately 15%, 15% and 12% of the Group’s total revenue were derived from Customer A, Customer C and Customer D, respectively.

The Group’s operations could be adversely affected by significant political, economic and social uncertainties in the PRC. Internet and advertising related businesses are subject to significant restrictions under current PRC laws and regulations. Specifically, foreign investors are not allowed to own more than 50% equity interests in any Internet Content Provider (“ICP”) business.

Currency convertibility risk

The revenues and expenses of the Group’s subsidiaries, VIEs and a VIE’s subsidiary in the PRC are generally denominated in RMB and their assets and liabilities are denominated in RMB. The Group’s financing activities are denominated in US$. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of PRC (the “PBOC”). However, the unification of the exchange rates does not imply that the RMB may be readily convertible into US$ or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

Additionally, the value of the RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Foreign currency exchange rate risk

The Company’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents and short-term investments denominated in the US$. From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. On June 19, 2010, the People’s Bank of China announced the end of the RMB’s de facto peg to US$, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB exchange rate flexibility. The exchange rate floating bands will remain the same as previously announced in the inter-bank foreign exchange market. The appreciation of the RMB against US$ was approximately 0.25%, 3.09% and depreciation of 2.4% in the years ended December 31, 2012, 2013 and 2014, respectively. While the international reaction to the RMB appreciation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the US$.

Recently issued accounting pronouncements

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) No. 2014-09 (“ASU 2014-09”), Revenue from Contracts with Customers, which supersedes the revenue recognition requirements in ASC 605 (“ASC 605”), Revenue Recognition. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of the promised goods or services to customers in an amount that reflects the consideration to which entity expects to be entitled to in exchange for goods or services. The amendments in ASU 2014-09 are effective for annual reporting periods beginning after December 15, 2016, including interim period within that reporting period. Early adoption is not permitted. The Company is in the process of evaluating the effect of the update on the Group’s consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15 (“ASU 2014-15”), Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The guidance requires an entity to evaluate whether there are conditions or events, in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued and to provide related footnote disclosures in certain circumstances. The guidance is effective for the annual period ending after December 15, 2016, and for annual and interim periods thereafter. Early application is permitted. The adoption of this guidance is not expected to have a significant impact on the Group’s consolidated financial statements.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

3. BUSINESS COMBINATIONS

Business combinations in 2014

During the year ended December 31, 2014, the Group completed several business combinations, which the Group expects to complement its existing businesses and achieve synergies. The acquired entities were considered insignificant, both individually and in aggregate. The results of the acquired entities’ operations have been included in the Group’s consolidated financial statements since their respective dates of acquisition.

Acquisition of the online lottery business

On April 1, 2014, the Group acquired from third party selling shareholders certain fixed assets, intellectual properties, material contracts and key employees of the online lottery business (“Online Lottery Business”) for a total consideration of RMB26,663 (US$4,297). The acquisition is to enhance the Group’s strategy to monetize its user base through diversified service offerings.

	RMB	US$

Cash consideration (i)	27,000	4,352
Contingent consideration in cash (ii)	3,963	639
Less: Prepaid employee compensation (iii)	(4,300)	(694)
Total fair value of purchase consideration	26,663	4,297

Details of the purchase consideration are as follows:

(i)             RMB27,000 (US$4,352) of cash consideration was paid in 2014.

(ii)          The contingent consideration in cash are determined based on the achievement by Online Lottery Business of certain financial targets from April 2014 to March 2016 and capped at RMB13,500 (US$2,176) per assessment year. The Group estimated and recognized a financial liability for the contingent consideration at its fair value of RMB3,963 (US$639) at the acquisition date. As of December 31, 2014, the fair value of the contingent consideration liability was RMB9,477 (US$1,527) and RMB2,828 (US$456) recorded in “accrued expenses and other current liabilities” and “other non-current liabilities” in the consolidated balance sheet, respectively. A loss of RMB8,342 (US$1,344) resulted from the change in fair value of the contingent consideration liability was  recorded in “changes in fair value of contingent consideration” in the consolidated statement of comprehensive income for the year ended December 31, 2014.

(iii)       The prepaid employee compensation represented part of consideration paid for post-acquisition services to be provided by two employees of the Online Lottery Business for a four year period pursuant to the acquisition agreement. The Group determined the fair value of the post-acquisition services amounting to RMB4,300 (US$694), of which RMB1,060 (US$172) was recorded in the “Prepayments and other current assets” and RMB3,240 (US$522) in the “Other non-current assets”.

On September 15, 2014, the Group entered into a capital contribution agreement with an entity wholly owned by one of the sellers of the Online Lottery Business, pursuant to which the entity is required to contribute RMB13,500 (US$2,176) in exchange for 25% equity interests of Suzhou JDD, the purchaser of the Online Lottery Business. As of December 31, 2014, RMB6,750 (US$1,088) representing 14.3% of equity interests of Suzhou JDD was contributed from this entity. The amount of RMB6,090 (US$982) was recognized in noncontrolling interest and RMB660 (US$106) in the additional paid in capital on the consolidated balance sheet.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Acquisition of HK Zoom business

On  July 4, 2014, the Group acquired 100% controlling interest of HK Zoom, a mobile advertising agency, and certain operating assets (“HK Zoom Business”), including certain fixed assets, intellectual properties, material contracts and working capital, for a total consideration of US$24,703. The acquisition is expected to strengthen the Group’s global mobile monetization capabilities.

In addition, the Group issued 2,431,775 restricted shares of the Company to a selling shareholder for future grant to the employees of the HK Zoom Business over requisite service period subsequent to the acquisition. The related compensation for post-acquisition services provided by the employees is accounted as compensation and recorded in the Company’s consolidated statements. As of December 31, 2014, these restricted shares have not been granted yet.

	RMB	US$

Cash consideration (i)	123,284	19,870
Contingent consideration in cash (ii)	28,990	4,672
Total fair value of purchase consideration	152,274	24,542

Details of the purchase consideration are as follows:

(i)             US$20,000 of the above cash consideration was paid in 2014.

(ii)          The contingent consideration in cash is determined based on the achievement by HK Zoom Business of certain financial targets from July 2014 to July 2016 and capped at US$3,000 per assessment year. The Group estimated and recognized a financial liability for the contingent consideration at its fair value of RMB28,990 (US$4,672) at the acquisition date. As of December 31, 2014, the fair value of the contingent consideration liability was RMB32,416 (US$5,224), among which, RMB17,131 (US$2,761) and RMB15,285 (US$2,463) of which were recorded in “accrued expenses and other current liabilities” and “other non-current liabilities” in the consolidated balance sheet, respectively. A loss of RMB3,652 (US$589) resulted from the change in fair value of the contingent consideration liability was recorded in “changes in fair value of contingent consideration” in the consolidated statement of comprehensive income for the year ended December 31, 2014.

Acquisition of Youloft HK

On August 1, 2014, the Group acquired approximately 51.9% equity interests in Youloft HK which engages in development of mobile applications, from a shareholder of Youloft HK, for a total consideration payable of US$14,211 in cash. The acquisition allows the Group to enhance the online marketing services and provide synergies with its existing business.

	RMB	US$

Cash consideration (i)	102,390	16,502
Less: Prepaid employee compensation (ii)	(14,735)	(2,375)
Total fair value of purchase consideration	87,655	14,127

Details of the purchase consideration are as follows:

(i)             US$16,600 cash consideration was paid in 2014.

(ii)          In accordance with the sale and purchase agreement, share-based compensation, consisting of the noncontrolling interests held by the selling shareholder and an employee of Youloft HK, was granted at acquisition date to be vested over the requisite service period.  The noncontrolling interest would be sold at a predetermined exercise price back to the Group if the shareholder or the employee terminates his employment before the requisite service period.  The Group, with the assistance of an independent third party valuation firm, determined the fair value of the share-based compensation to be RMB14,735 (US$2,375). As of the acquisition date, the Group recorded RMB5,702 (US$919) in the “Prepayments and other current assets” and RMB9,033 (US$1,456) in the “Other non-current assets”.  The net purchase consideration of the acquisition excluded such prepaid share-based compensation from the cash consideration paid.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

The table below summarized the estimated fair values of the assets acquired and liabilities assumed as of the respective acquisition dates:

	Online Lottery Business	HK Zoom Business	Youloft HK	Total
	RMB	RMB	RMB	RMB	US$
Cash and bank balance	—	13,768	—	13,768	2,219
Accounts receivable	—	11,170	—	11,170	1,800
Prepayments deposits and other receivables	—	39,659	24,672	64,331	10,369
Accrued expenses and other current liabilities	—	(56,408)	—	(56,408)	(9,091)
Property and equipment, net	817	132	—	949	153
Intangible assets:
Technology	1,700	36,000	15,420	53,120	8,561
Customer relationship	—	31,100	—	31,100	5,012
User base	400	—	27,756	28,156	4,537
Deferred tax liabilities	—	(11,072)	(7,124)	(18,196)	(2,932)
Goodwill	23,746	87,925	98,481	210,152	33,870
Total fair value of purchase price consideration	26,663	152,274	87,655	266,592	42,966
Fair value of noncontrolling interests*	—	—	71,550	71,550	11,532

* The Group recognized a noncontrolling interest of RMB71,550 (US$11,600) based on the fair value of minority interest at acquisition date with the assistance of an independent third party valuation firm by using discounted cash flow method.

The Group performed the valuation of tangible assets, intangible assets acquired and liabilities assumed, fair value of noncontrolling interests and the fair value of contingent liabilities for the above business combinations with the assistance of an independent third party valuation firm. The valuation analysis utilized and considered the generally accepted valuation methodologies such as the income, market and cost approach. The Group has incorporated certain assumptions and inputs which include projected cash flows and replacement costs.

The goodwill arising from the above business combinations is mainly attributable to synergies expected to be achieved from the acquisitions.  The synergies are mainly attributable to the enhancement of the Group’s monetization capabilities by diversifying sources of income, promoting existing products and increasing customers loyalty.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Business combinations in 2013

Acquisition of Antutu business

On April 17, 2013, the Company acquired certain intellectual properties, customer relationship and key employees of Antutu Business (“Antutu Business”) from a third party for a cash consideration of RMB12,000, which was fully settled as of December 31, 2013. The acquisition is accounted for as a business combination. The acquisition allows the Group to enhance the mobile application and provides synergies with its existing business.

In addition, the Company granted 2,750,000 Restricted Shares, which was valued at US$0.39 per share by the Company with the assistance of an independent third party valuation firm, to the seller of Antutu Business who became the Group’s key employee after the acquisition. Since the Restricted Shares are linked to continuing employment of the key employees, they are accounted for as share-based compensation expenses. Any unvested Restricted Shares would be forfeited if the key employees cease their employment with the Group during the three years’ service period commencing from the employment commencement date (note 16).

Acquisition of Photo Grid business

On May 20, 2013, the Company acquired certain intellectual properties, customer relationship and key employees of Photo Grid Business (“Photo Grid Business”) from a third party for a cash consideration of US$6,600, which was fully settled as of December 31, 2013. The acquisition is accounted for as a business combination. The acquisition allows the Group to enhance the mobile application and provides synergies with existing business.

A contingent consideration with an upper limit of US$800 per year will be paid conditional upon the achievements of certain performance targets from June 2013 to May 2016 of the Photo Grid Business in accordance with the sales and purchase agreement. The Group has estimated and recognized a financial liability for the contingent consideration at its fair value of RMB4,265 and RMB6,902 at the acquisition date and recognized it in “Accrued expenses and other current liabilities” and “Other non-current liabilities” in the consolidated balance sheet, respectively. As of December 31, 2014, the fair value of the contingent consideration liability was recognized as RMB4,710 (US$760) and RMB4,161 (US$671) in “Accrued expenses and other current liabilities” and “Other non-current liabilities” in the consolidated balance sheet, respectively. The first payment of RMB4,923 (US$793) was settled in 2014. A loss of RMB1,755 (US$283) resulted from the change in fair value of the contingent consideration liability was recognized as “changes in fair value of contingent consideration” in the consolidated statement of comprehensive income for the year ended December 31, 2014

In addition, the Company committed to grant 1,000,000 Restricted Shares to a selling shareholder who became the Group’s key employee after the business combination, at the first anniversary of the employment commencement date at terms to be determined at such time.

	Antutu Business	Photo Grid Business	Total
	RMB	RMB	RMB
Intangible assets:
Trademark	150	—	150
Technology	1,000	9,270	10,270
Customer relationship	2,383	11,154	13,537
Goodwill	8,467	31,528	39,995
Total fair value of purchase price consideration	12,000	51,952	63,952

Satisfied by:
Cash consideration	12,000	40,785	52,785
Fair value of contingent consideration	—	11,167	11,167
	12,000	51,952	63,952

The Group performed the valuation of tangible assets, intangible assets acquired and liabilities assumed and the fair value of contingent liabilities for the above business combinations with the assistance of an independent third party valuation firm. The valuation analysis utilized and considered the generally accepted valuation methodologies such as the income, market and cost approach. The Group has incorporated certain assumptions which include projected cash flows and replacement costs.

The goodwill arising from the above business combinations is mainly attributable to (a) the assembled work force and (b) the expected but unidentifiable business growth of the Group as a result of the synergy resulting from the acquisition.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

4. INVESTMENTS

(a)   Short-term investments

As of December 31, 2013 and 2014, short-term investments included fixed-rate time deposits in commercial banks, available-for-sale debt securities with a maturity of less than one year and available-for-sale equity securities that are expected to be sold within one year.

	As of December 31,
	2013	2014
	RMB	RMB	US$
Held-to-maturity securities
Fixed-rate time deposits	—	428,330	69,034
Available-for-sale equity securities	55,780	6,913	1,114
Available-for-sale debt securities	—	78,378	12,633
Total	55,780	513,621	82,781

During the years ended December 31, 2012, 2013 and 2014, the Group recorded interest income related to its held-to-maturity securities of RMB1,267, RMB2,479 and RMB15,901 (US$2,563) in the consolidated statements of comprehensive income, respectively.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Available-for-sale equity securities

On November 8, 2013, the Group purchased 2,673,796 Class A ordinary shares of Sungy Mobile Limited (“Sungy”), a company listed in NASDAQ, at a consideration of US$5,000.

In 2014, the Group disposed 219,221 ADSs, representing 1,315,326 Class A ordinary shares of Sungy and realized a gain on disposal of RMB1,967 (US$317). In addition, the Group recognized an impairment loss of RMB8,664 (US$1,397) for the remaining shares held as of December 31, 2014 due to the significant decrease in the traded market price of the investment as the Group believed that the decline in share price was other-than-temporary.

Available-for-sale debt securities

On July 21, 2014, the Group acquired a convertible note with principal amount of US$10,000 (the “NDP Convertible Note”) from NDP Media Corp (“NDP”) at a consideration of US$10,000. The NDP Convertible Note bears interests at 8% per annum with maturity of one year. The NDP Convertible Note may be converted in whole or in part into Series B Preferred Shares of NDP with a 20% discount on the date when NDP issues its Series B Preferred Shares on or before maturity date. The Group determined the fair value of the NDP Convertible Note to be as RMB72,076 (US$11,617) as of December 31, 2014 with the assistance of an independent third party valuation firm.

On July 26, 2013, the Group acquired a convertible promissory note with principal amount of US$1,000 (the “Convertible Note”) from Trustlook Inc. (“Trustlook”), a private company in the United States, at a consideration of RMB6,148. The Convertible Note bears interests at 6% per annum with maturity of two years. The Convertible Note will be automatically converted into identical equity securities that will be issued upon the closing of an equity financing by Trustlook on or before the maturity date of the Convertible Note. If an equity financing does not occur on or before the maturity date, the Group has the option to convert the Convertible Note into common shares of Trustlook. The Group recorded the investment in the Convertible Note as an available-for-sale debt security. Subsequent to initial recognition, the available-for-sale debt security is measured at fair value with changes in fair value recognized in accumulated other comprehensive loss included in shareholders’ equity. The Group determined the fair value of the Convertible Note to be RMB6,302 (US$1,016) as of December 31, 2014 with the assistance of an independent third party valuation firm.

For the year ended December 31, 2014, the Group recorded an unrealized gain of RMB10,927 (US$1,761) from the change in fair value of the available-for-sale securities in accumulated other comprehensive income.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

(b)   Long-term investments

As of December 31, 2013 and 2014, long-term investments consisted of the following:

	As of December 31,
	2013	2014
	RMB	RMB	US$
Cost method investments	—	151,395	24,400
Equity method investments	6,151	131,707	21,228
Available-for-sale equity securities	—	55,740	8,984
Available-for-sale debt securities	5,903	—	—
Total	12,054	338,842	54,612

Cost method investments

As of December 31, 2014, the Group’s cost method investments mainly included 4% equity interests of a third party online game developer of RMB120,000 (US$19,340) and 500,000 series A preferred shares of NDP of US$5,000.

Equity method investments

On March 18, 2014, the Group entered into an equity transfer agreement with Kingsoft to purchase 20% ordinary shares of Kingsoft Japan, a subsidiary of Kingsoft, for an aggregate purchase price in cash of Japanese Yen (“JPY”) 614,040,000. The acquisition was accounted for as a transaction under common control. The excess of the purchase consideration over the carrying amount of Kingsoft Japan ownership on the books of Kingsoft of RMB6,391 (US$1,039) immediately before the transaction was recorded as a deemed distribution to Kingsoft amounting to RMB30,775 (US$5,004) on the acquisition date. On October 10, 2014, the Group acquired additional 21.5% ordinary shares of Kingsoft Japan from a shareholder, for a purchase price of US$9,967. The difference in the cost basis of the investment and the proportional interests in Kingsoft Japan was RMB51,782 (US$8,346) as of December 31, 2014.  In accordance with ASC810, Consolidation, Kingsoft Japan is a variable interest entity, as it was established with legal structure with non-substantive voting rights. The maximum exposure to loss as a result of its involvement with Kingsoft Japan was RMB67,960 (US$10,953) as of December 31, 2014 which also equals to the carrying amount of the investment. The Group is not considered as the primary beneficiary, as it does not absorb the majority of Kingsoft Japan’s expected losses or residual returns.

On January 8, 2014, the Group acquired 34% equity interests in Beijing Shangyao World Technology Co., Ltd. (“Shangyao”) for a cash consideration of RMB2,000 (US$322). RMB472 (US$76) of impairment loss was recognized in 2014.

On November 12, 2014, the Group made an investment of US$1,000 in F50 Ventures Fund, L.P. (“F50”) and held 6.7% of the investee as of December 31, 2014. Given the Group holds more than three percent interest in F50 as a limited partner, the investment is accounted for under equity method.

On April 18, 2013, the Group invested RMB3,600 cash and self-developed technologies with fair value of RMB6,000 and carrying value of nil in Beijing Security System Technology for its 40% equity interests. The Group performed the valuation with the assistance of an independent third party valuation firm. A partial deemed disposal gain on intangible asset of RMB3,600 was recognized for the year ended December 31, 2013.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

On April 18, 2013, the Group invested RMB800 cash in Wuhan Antian for its 40% equity interests.

The above investments were accounted for as equity method investments since the Group has the ability to exercise significant influence over the operating and financing activities.

In February 2014, the Group acquired 28.3% equity interests of Moxiu Technology for a cash consideration of RMB20,000 (US$3,223) and promotion resources (including but not limited to the advertisement space on the applications of the Group) with a value of approximately RMB5,000 (US$806).  In August 2014, the Group acquired from a subsidiary of Tencent Holdings Limited (“Tencent”) an additional 22.2% equity interests of Moxiu Technology for a cash consideration of RMB30,000 (US$4,835). As the Group did not have control over the operating and financing activities of Moxiu Technology due to lack of controlling votes at the meetings of the shareholders and the board of director, the Group accounted for its 50.5% equity interests of Moxiu Technology as an equity method investment.  The difference in the cost basis of the investment and the proportional interest in Moxiu Technology was RMB46,093 (US$7,429) as of December 31, 2014.

For the years ended December 31, 2012, 2013 and 2014, the Group recorded a loss of nil, RMB1,849 and RMB5,447 (US$878) from the equity investees in loss of equity method investments in total, respectively.

Available-for-sale equity security

Long-term available-for-sale equity security represents investment in the equity securities of a publicly listed company. As the Group does not have significant influence over the investee, the investment was classified as available-for-sale security and reported at fair value. For the year ended December 31, 2014, the Group recorded an unrealized gain RMB6,514 (US$1,098) from the change in fair value of the long-term available-for-sale security in other comprehensive income.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

5. ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2013	2014
	RMB	RMB	US$
Accounts receivable	100,500	263,577	42,481
Allowance for doubtful accounts	(72)	(3,230)	(521)
	100,428	260,347	41,960

The Group maintains allowance for doubtful accounts for estimated is recorded when loss is probable based on an assessment of specific evidence indicating troubled collection, historical experience, accounts aging and other factors. The Group reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Group considers many factors, including the age of the balance, the customer’s payment history, its current credit-worthiness and current economic trends. As of December 31, 2013 and 2014, all accounts receivable were due from third party customers. The following table presents movement of the allowance for doubtful receivables:

	As of December 31,
	2013	2014
	RMB	RMB	US$
Balance at the beginning of the year	—	72	12
Additions charged to general and administrative expenses	72	3,230	521
Write-off during the year	—	(72)	(12)
Balance at the end of the year	72	3,230	521

6. PREPAYMENTS AND OTHER ASSETS

Prepayments and other current assets

	As of December 31,
	2013	2014
	RMB	RMB	US$
Advances to employees	7,658	14,254	2,297
Prepaid deposits(ii)	6,610	21,179	3,413
Entrusted loan to a third party(ii)	1,000	—	—
Loans to investors of an equity investee(iii)	1,383	2,765	446
Entrusted loan to an investor of an equity investee(iv)	6,940	4,000	645
Receivable from employees (i)	31,060	27,899	4,497
Advance to suppliers (ii)	4,976	16,246	2,618
Receivables from payment service providers	—	15,385	2,480
Other receivables from advertisers	—	49,520	7,981
Prepaid expenses	2,240	11,692	1,884
Prepaid employees compensation	—	6,716	1,082
Inventory	—	3,494	563
Others	1,170	6,879	1,109
Total	63,037	180,029	29,015

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

(i)             The amount represents receivable from certain employees related to the individual income tax (“IIT”) arising from the vested Restricted Shares of the Company as of the end of the years presented.

(ii)          As of December 31, 2013, provision for doubtful debts of RMB5,000 and RMB6,160 were made against the entrusted loan to a third party and advance to suppliers, respectively. In 2014, the Group considered it will be unable to collect certain prepaid deposits, therefore, provision for doubtful debts of RMB1,284 (US$207) were made, and charged to general and administrative expenses for the year ended December 31, 2014. Reversal of impairment of RMB2,000 (US$322) was made for advance to suppliers in 2014 upon the recovery of the balances. The following table presents movement of the allowance for doubtful debts:

	As of December 31,
	2013	2014
	RMB	RMB	US$
Balance at the beginning of the year	—	11,160	1,799
Additions charged to general and administrative expenses	11,160	1,284	207
Reversal	—	(2,000)	(322)
Balance at the end of the year	11,160	10,444	1,684

(iii)       Loans to investors of an equity investee amounting to RMB5,530 (US$891) bear interest at rate reference to the market rate with 10% discount. The loans are repayable in four years. As of December 31, 2014, RMB2,765 (US$446) of the loans were included in “Other non-current assets” in the consolidated balance sheet.

(iv)      Entrusted loan to an investor of an equity investee amounting to RMB4,000 (US$645) bears interest rate reference to the market rate with 10% discount and will be due in June 2015.

Other non-current assets

	As of December 31,
	2013	2014
	RMB	RMB	US$
Loans to investors of an equity investee	4,148	2,765	446
Entrusted loan to an investor of an equity investee	2,000	—	—
Staff housing loan receivables	2,656	3,052	492
Compensation to key employees (i)	—	9,049	1,458
Rental deposits	—	9,855	1,588
Investment prepayments(ii)	—	30,476	4,912
	8,804	55,197	8,896

(i)             The balance represented non-current portion of compensation to key employees of Suzhou JDD of RMB2,445 (US$394) and Youloft HK of RMB6,604 (US$1,064)  respectively.

(ii)          Balance represents prepayment for certain investments and intangible assets which have not been completed as of December 31, 2014.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

7. PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2013	2014
	RMB	RMB	US$
Electronic equipment	41,066	71,185	11,473
Office equipment and fixtures	3,467	5,980	964
Motor vehicles	568	761	123
Leasehold improvements	7,344	10,657	1,718
Less: Accumulated depreciation	(21,119)	(42,678)	(6,879)

Property and equipment, net	31,326	45,905	7,399

Depreciation expense of property and equipment for the years ended December 31, 2012, 2013 and 2014 were RMB5,575, RMB11,702 and RMB21,684 (US$3,495), respectively.

8. INTANGIBLE ASSETS, NET

Intangible assets and the related accumulated amortization are summarized as follows:

	As of December 31, 2013
	Gross carrying value	Accumulated amortization	Net carrying value
	RMB	RMB	RMB	US$
Indefinite-lived:
Trade name and domain names	2,161	—	2,161	357
Finite-lived:
Technology	39,546	(16,689)	22,857	3,776
Trademark	148	(17)	131	21
Non-compete agreements	1,610	(769)	841	139
Customer relationship	13,349	(6,489)	6,860	1,133
	56,814	(23,964)	32,850	5,426

	As of December 31, 2014
	Gross carrying value	Accumulated amortization	Impairment	Net carrying value
	RMB	RMB	RMB	RMB	US$
Indefinite-lived:
Trade name and domain names	2,161	—	—	2,161	348
Finite-lived:
Technology	113,116	(36,027)	—	77,089	12,424
Licenses	65,726	(14,678)	(8,304)	42,744	6,888
Customer relationship	30,739	(3,901)	—	26,838	4,326
User base	62,563	(23,750)	—	38,813	6,256
Trademark	10,432	(827)	—	9,605	1,548
Domain names	2,533	(239)	—	2,294	370
Non-compete agreements	1,610	(1,538)	—	72	12

	288,880	(80,960)	(8,304)	199,616	32,172

The Group recognized an impairment loss on intangible assets of nil, nil and RMB8,304 (US$1,338) for the year ended December 31, 2012, 2013 and 2014, respectively .

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Amortization expense of intangible assets for the years ended December 31, 2012, 2013 and 2014 were RMB5,280, RMB14,178 and RMB57,066 (US$9,197), respectively. Estimated amortization expense relating to the existing intangible assets with finite lives for each of next five years and thereafter is as follows:

	Years ended December 31,
	RMB	US$
2015	78,688	12,682
2016	56,857	9,164
2017	36,749	5,923
2018	15,314	2,468
2019	5,020	809
Thereafter	4,827	778

9. GOODWILL

The changes in the carrying amount of goodwill were as follows:

	2013	2014
	RMB	RMB	US$
Balance as of January 1,	13,384	52,819	8,513
Goodwill acquired in business combinations (note 3)	39,995	210,152	33,870
Foreign currency translation adjustments	(560)	(1,285)	(206)

Balance as of December 31,	52,819	261,686	42,177

As of December 31, 2014, there were two separate reporting units representing one acquired business and the rest of the Group. In 2014, the Group elected to assess goodwill for impairment using the two-step process at the reporting unit representing the acquired business. The fair value of the reporting unit exceeded its respective carrying amount, therefore, goodwill related to the reporting unit was not impaired and the Group was not required to perform further testing. For the other reporting unit, the Group performed a qualitative assessment and evaluated all relevant factors, weighed all factors in their entirety and concluded that it was not more-likely-than-not the fair value was less than the carrying amount of this reporting unit, and further impairment testing on goodwill was unnecessary as of December 31, 2014.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

10. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other current liabilities

	As of December 31,
	2013	2014
	RMB	RMB	US$
Salary and welfare payable	49,754	105,433	16,993
Advances from customers	4,849	18,192	2,932
Other taxes payable	54,525	27,629	4,453
Accrued data center expenses	5,553	23,783	3,833
Accrued advertising, marketing and promotional expenses	46,434	62,522	10,077
Accrued operating expenses	13,427	30,248	4,875
Payable for contingent considerations (note 3)	4,573	31,318	5,048
Payable to online service providers	—	127,247	20,508
Deposits from advertisers	—	34,358	5,538
Others	2,436	20,964	3,378
Total	181,551	481,694	77,635

Other non-current liabilities

	As of December. 31,
	2013	2014
	RMB	RMB	US$
Payable for contingent considerations (note 3)	7,401	22,274	3,590
FIN48 liabilities (note 14)	2,084	7,251	1,169
Total	9,485	29,525	4,759

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

11. REDEMPTION RIGHT LIABILITIES

Redemption right granted to a noncontrolling shareholder

On June 24, 2013, the Group granted a written put option to a noncontrolling corporate shareholder wholly-owned by certain executive officers of the Company to put 24,264,042 ordinary shares of the Company at US$0.3835 per share within 24 months after the completion of the issuance of Series B Preferred Shares (note 18) (the “put option”). In accordance with ASC 480, Distinguishing Liabilities From Equity, the Group recorded the put option at fair value as determined on the day of issuance and subsequently adjusted to fair value at each reporting date. On July 23, 2014, the redemption right granted to a noncontrolling shareholder was cancelled.  As of December 31, 2013 and 2014, the fair value of the put option was RMB3,551 and nil, respectively. A gain of RMB3,576 (US$576) resulting from the change in fair value of the put option was recognized as “Changes in fair value of redemption right granted to a noncontrolling shareholder” in the consolidated statements of comprehensive income for the year ended December 31, 2014.

Redemption right granted to employees

In 2013, the Group granted an aggregate of 3,000,000 Restricted Shares to two employees pursuant to the 2011 Share Award Scheme whereby the employees have the unilateral right to request the Group to repurchase their vested Restricted Shares at a fixed price (note 16). The Restricted Shares are accounted for as tandem awards as they provide the option to put the Restricted Shares back to the Group and therefore, have both an equity and liability component. The liability component is recorded at fair value and re-measured at the end of each reporting period until the earlier of (i) settlement in cash or (ii) when the redemption rights expire on May 26, 2021. As of December 31, 2014, 500,000 restricted shares have been sold in the secondary market, resulting in lapse of corresponding redemption right.  1,500,000 restricted shares have been forfeited because of early termination of one employee. The redemption right liability as of December 31, 2013 and 2014 were RMB2,160 and RMB520 (US$84), respectively. The redemption right liability considers the fair value of the employee’s redemption right as of the end of a reporting period and the number of Restricted Shares underlying the put that have vested to date. Changes in the fair value of the redemption right liability are recorded as share-based compensation expenses and changes in fair value of put options granted to employees (note 16).

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

12. DEFERRED REVENUE

	As of December 31,
	2013	2014
	RMB	RMB	US$
Current:
Deferred revenue from customers	7,840	41,780	6,734
Deferred government subsidies	—	2,400	387
	7,840	44,180	7,121

Non-current:
Deferred revenue from customers	2,866	1,122	181
Deferred government subsidies	—	12	2
	2,866	1,134	183

13. REVENUES

	Years ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Online marketing services	212,443	612,565	1,322,612	213,166
Internet value-added services	2,354	83,155	400,671	64,576
Internet security services and others	73,130	54,191	40,296	6,495
	287,927	749,911	1,763,579	284,237

14. INCOME TAXES

The Company is incorporated in the Cayman Islands and conducts its primary business operations through its subsidiaries, VIEs and a VIE’s subsidiary in the PRC. It also has subsidiaries in the BVI, the United States and Hong Kong.

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain arising in Cayman Islands. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

British Virgin Islands

Under the current laws of the BVI, the Company’s BVI incorporated subsidiary is not subject to tax on income or capital gains arising in BVI. In addition, upon payments of dividends by this entity to its shareholder, no BVI withholding tax will be imposed.

The United States

Cheetah Mobile America is incorporated in the United States and is subject to federal income tax rate of 35%. No provision for federal income tax has been made in the consolidated financial statements as it had no assessable profits for the years ended December 31, 2013 and 2014.

Hong Kong

Cheetah Technology, HK Zoom and Youloft HK are incorporated in Hong Kong and are subject to Hong Kong profits tax rate of 16.5%.

PRC

The Company’s subsidiaries in the PRC, the VIEs and a VIE’s subsidiary are subject to the statutory rate of 25%, unless otherwise specified, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008.

Pursuant to CaiShui [2008] No.1, qualified new software development enterprises are each entitled to a tax holiday of two-year full EIT exemption followed by three-year 50% EIT reduction (“2+3 tax holiday”) starting from their respective first profit-making year. Zhuhai Juntian, Beijing Security, Conew Network and Beike Internet, being qualified new software development enterprises, started each of their 2+3 tax holidays in 2009, 2010, 2013 and 2013, respectively. Further, Zhuhai Juntian, being a qualified High New Technology Enterprise (“HNTE”) approved in 2013, is entitled to the preferential tax rate of 15% for 2014 and 2015.

In summary, the following preferential tax rates are noted:

Zhuhai Juntian is subject to income tax at 12.5% for 2012 and 2013, and at 15% for 2014 and 2015;

Beijing Security is subject to income tax at 12.5% from 2012 to 2014; and

Conew Network and Beike Internet are tax exempted for 2013 and 2014, and are subject to income tax at 12.5% from 2015 to 2017.

Without the tax holidays, the Group’s income tax expenses would have increased by RMB4,201, RMB4,430 and RMB40,509 (US$6,529) for the years ended December 31, 2012, 2013 and 2014, respectively. The impacts of the tax holidays on the basic earnings per ordinary share were an increase of RMB0.0042, RMB0.0041 and RMB0.0314 (US$0.0051) for the years ended December 31, 2012, 2013 and 2014, respectively.

Under the EIT Law, dividends paid by PRC enterprises out of profits earned post-2007 to non-PRC tax resident investors are subject to PRC withholding tax of 10%. A lower withholding tax rate may be applied based on applicable tax treaty with certain jurisdictions.

Income before income taxes consists of:

	Years ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
PRC	37,021	161,550	388,704	62,648
Non-PRC	(22,262)	(50,862)	(297,800)	(47,997)
Total	14,759	110,688	90,904	14,651

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

The current and deferred portions of income tax expense included in the consolidated statements of comprehensive income are as follows:

	Years ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Current income tax expenses	2,513	14,760	11,087	1,787
Deferred income tax expenses	2,402	33,910	12,906	2,080

Income tax expenses for the year	4,915	48,670	23,993	3,867

A reconciliation of the differences between the statutory tax rate and the effective tax rate for enterprise income tax is as follows:

	Years ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Income before income tax	14,759	110,688	90,904	14,651
Income tax expense computed at the PRC statutory tax rate of 25%	3,690	27,672	22,727	3,663
Effect of different tax rates in different jurisdictions	5,222	11,699	59,364	9,566
Effect of tax holiday and preferential tax treatments	(4,201)	(4,885)	(54,944)	(8,855)
Research and development super-deduction	(9,307)	(19,140)	(37,483)	(6,041)
Non-deductible expenses	1,647	1,005	6,663	1,074
Effect of change in tax rate	—	—	(8,795)	(1,417)
Outside basis difference on investment in a VIE	—	33,910	15,821	2,550
Withholding tax and others	19	191	1,844	298
Changes in valuation allowance	7,845	(1,782)	18,796	3,029

Income tax expenses	4,915	48,670	23,993	3,867

In April 2014, Conew Network and Beike Internet were each confirmed to their 2+3 tax holiday entitlements which were started in 2013.  As such, an effect of change in tax rate is noted for the year ended December 31, 2014.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Deferred taxes were measured using the enacted tax rates for the periods in which the temporary differences are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax balances as of December 31, 2013 and 2014 are as follows:

	As of December 31,
	2013	2014
	RMB	RMB	US$
Deferred tax assets, current portion:
Deferred revenue	393	656	105
Provision for doubtful debts	2,202	3,866	623
Tax loss carry forward	597	15,600	2,515
Others	356	686	111
Less: Valuation allowance	(1,635)	(18,115)	(2,920)

Current deferred tax assets	1,913	2,693	434

Deferred tax assets, non-current portion:
Deferred revenue	673	111	18
Intangible assets and prepaid expense	5,303	4,403	710
Foreign tax credit	659	960	155
Equity investment loss	—	1,402	226
Contingent consideration	—	2,085	336
Tax loss carry forward	8,959	8,051	1,298
Others	546	650	104
Less: Valuation allowance	(8,962)	(11,278)	(1,818)

Non-current deferred tax assets	7,178	6,384	1,029

Deferred tax liabilities, non-current portion:
Long-lived assets arising from acquisitions	1,122	16,259	2,621
Unrealized gains from available-for-sale equity securities	4,174	—	—
Outside basis difference on investment in a VIE	33,910	49,732	8,015

	39,206	65,991	10,636

The Group operates through several subsidiaries and VIEs and the valuation allowance is considered for each subsidiary and VIE on an individual basis. As of December 31, 2013 and 2014, the Group’s total deferred tax assets before valuation allowances were RMB19,688 and RMB38,470 (US$6,201), respectively. As of December 31, 2013 and 2014, the Group recorded valuation allowances of RMB10,597 and RMB29,393 (US$4,738), respectively, on its deferred tax assets that are sufficient to reduce the deferred tax assets to the amounts that are more-likely-than-not to be realized.

Undistributed earnings of certain of the Company’s PRC subsidiaries amounted to approximately RMB37,251 and RMB326,199 (US$52,574) at December 31, 2013 and 2014, respectively. Those earnings are considered to be indefinitely reinvested; accordingly, no provision for PRC withholding tax has been provided thereon. Upon repatriation of those earnings in the form of dividends, the Company would be subject to PRC withholding tax at 10%.  The PRC withholding tax rate could be reduced to 5% should the treaty benefit between Hong Kong and the PRC be applicable. As such, the amount of unrecognized deferred income tax liabilities are approximately ranging from RMB1,863 to RMB3,725 and from RMB16,310 (US$2,629) to RMB32,620 (US$5,257) as of December 31, 2013 and 2014, respectively.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Taxable outside basis differences are noted in the Company’s investment in Beike Internet, a VIE of the Group. The registered shareholders of Beike Internet are contractually required to remit dividends received from Beike Internet to Beijing Security. This distribution chain results in (i) taxable dividend from Beike Internet to its registered shareholders and (ii) a taxable contribution to Beijing Security when the proceeds are remitted to Beijing Security by the registered shareholders. The tax impact on the future cash distribution is recognized in deferred tax liabilities as “outside basis difference on investment in a VIE”.

As of December 31, 2014, the Group had net operating losses of approximately RMB127,507 (US$20,550), which will expire from 2015 onwards, if not utilized.

As of December 31, 2014, the Group had foreign tax credit of approximately RMB960 (US$155), which can be carried forward to offset tax payable. The foreign tax credit will start to expire in 2016 if not utilized.

Unrecognized tax benefits

The Group’s unrecognized tax benefits for the year ended December 31, 2014 were primarily related to the tax-deduction of share-based compensation expenses and other expenses. It is possible that the amount of unrecognized benefits will change in the next 12 months; however, an estimate of the range of the possible change cannot be made at this moment. As of December 31, 2013 and 2014, there are RMB2,660 and RMB7,020 (US$1,131) of unrecognized tax benefits that if recognized would impact the annual effective tax rate. The Group has recorded unrecognized tax benefits in the other non-current liabilities line item in the accompanying consolidated balance sheets.  A reconciliation of the beginning and ending amount of unrecognized tax benefit is as follows:

	As of December 31,
	2013	2014
	RMB	RMB	US$
Balance at January 1	1,338	2,660	429
Additions based on tax positions related to the current year	1,322	4,413	711

Balance at December 31	2,660	7,073	1,140

The Group recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expenses. During the years ended December 31, 2013 and 2014, the Group recognized approximately RMB82 and RMB755 (US$122) in interest and nil in penalties. The Group had approximately RMB101 and RMB856 (US$138) accrued interest at December 31, 2013 and 2014, respectively.

As of December 31, 2014, the tax years ended December 31, 2009 through 2014 for the Group’s subsidiaries in the PRC and the VIEs are generally subject to examination by the PRC tax authorities.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

15. RELATED PARTY TRANSACTIONS

a) Related parties

The ultimate holding company
Kingsoft

Entities controlled by Kingsoft
Beijing Kingsoft Cloud Network Technology Corporation Limited (“Beijing Kingsoft Cloud Network”)
Beijing Kingsoft Cloud Technology Corporation Limited (“Beijing Kingsoft Cloud Technology”)
Beijing Kingsoft Digital Entertainment Corporation Limited (“Beijing Kingsoft Digital Entertainment”)
Beijing Kingsoft Office Software Corporation Limited (“Beijing Kingsoft Office Software”)
Beijing Kingsoft Software Corporation Limited (“Beijing Kingsoft Software”)
Chengdu Kingsoft Digital Entertainment Technology Co., Ltd. (“Chengdu Kingsoft Digital Entertainment”)
Chengdu Kingsoft Interactive Entertainment Corporation Limited (“Chengdu Kingsoft Interactive Entertainment”)
Chengdu Westhouse Interactive Entertainment Co., Ltd. (“Chengdu Westhouse Interactive Entertainment”)
Kingsoft Office Software Corporation Limited (“Kingsoft Office Software”)
Kingsoft Japan
Westhouse Corporation Limited (“Westhouse Corporation”)
Zhuhai Kingsoft Application Software Corporation Limited (“Zhuhai Kingsoft Application”)
Zhuhai Kingsoft Software Corporation Limited (“Zhuhai Kingsoft Software”)

Entities controlled by a shareholder of the Company
Shenzhen Tencent Computer Systems Corporation Limited (“Tencent Shenzhen”)
Tencent Technology (Shenzhen) Company Limited (“Tencent Shenzhen”)
Tencent Technology (Beijing) Company Limited (“Tencent Beijing”)
Beijing Starsinhand Technology Limited (“Beijing Starsinhand Technology”)
WeChat International Pte. Ltd. (“WeChat International”)

Entities controlled by a director of the Company
Xiaomi Technology Company Limited (“Xiaomi Technology”)
Beijing Xiaomi Mobile Software Co., Ltd. (“Beijing Xiaomi Mobile”)
Beijing Wali Network Technology Co., Ltd. (“Beijing Wali Network Technology”)

Equity investees
Beijing Security System Technology
Shangyao
Wuhan Antian
Moxiu Technology

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

b) In addition to the transactions detailed elsewhere in these financial statements, the Group had the following material related party transactions for the years ended December 31, 2012, 2013 and 2014:

		For the year ended December 31,
		2012	2013	2014
		RMB	RMB	RMB	US$
Corporate, technical support and leasing services received from:	(i)
Entities controlled by Kingsoft		7,897	5,757	6,097	982

Licensing fees paid to:	(ii)
Entities controlled by Kingsoft		8,400	8,400	2,100	339

Sub-licensing revenue received from:	(iii)
Entities controlled by Kingsoft		1,920	3,381	4,008	646

Software upgrade services provided to:	(iv)
An entity controlled by Kingsoft		987	233	—	—

Transfer of fixed assets and technology know-how to:	(v)
Entities controlled by Kingsoft		2,000	—	—	—

Transfer of fixed assets, technology know-how, trademarks and other intellectual properties from:	(vi)
An equity investee		—	1,900	—	—
Entities controlled by Kingsoft		—	2,000	13,580	2,189

Promotion services received from:	(vii)
Entities controlled by Kingsoft		—	257	24,455	3,941
An entity controlled by a director of the Company		—	—	2,924	471
An equity investee		—	—	552	89

Online marketing services provided to:	(viii)
Entities controlled by a shareholder of the Company		69,824	104,078	78,432	12,641
An entity controlled by a director of the Company		—	2,737	4,081	658
Entities controlled by Kingsoft		—	789	1,653	266
An equity investee		—	—	532	86

Research and development services received from:	(ix)
An equity investee		—	1,333	4,000	645

Purchase of consumables from:	(x)
An entity controlled by a director of the Company		2,076	1,173	2,398	386

Revenue sharing for online games operations paid to :	(xi)
Entities controlled by Kingsoft		—	—	2,318	374
An entity controlled by a director of the Company		—	—	3,084	497
An equity investee		—	—	50	8

Purchase of exclusive online game operating license from:	(xii)
Entities controlled by Kingsoft		—	—	13,944	2,248

Online games operating revenue received from:	(xiii)
An entity controlled by a director of the Company		—	—	1,514	244

Acquisition of equity method investments:	(xiv)
Kingsoft		—	—	36,977	5,960
An entity controlled by a shareholder of the Company		—	—	30,000	4,835

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

(i)

In 2012, 2013 and 2014, the Group entered into agreements with certain entities controlled by Kingsoft, pursuant to which, these entities provided services including corporate, technology support and leasing services to the Group. The expenses related to these services were recognized in the consolidated statements of comprehensive income.

(ii)

In 2011, the Group entered into authorization and licensing agreements with certain entities controlled by Kingsoft to obtain rights to use, redevelop and sub-license certain internet security software copyrights, patents and trademarks for five years for a total consideration of RMB42,000. These agreements were terminated upon the transfer of these assets to the Group in April 2014. The license fees were recognized in the consolidated statements of comprehensive income.

(iii)

In 2009, the Group entered into an exclusive licensing agreement with an entity controlled by Kingsoft, pursuant to which, the entity is granted the exclusive right to use certain internet security software within Japan until November 30, 2015. In November 2013, the Group entered into a framework licensing agreement with the entity to supplement and amend provisions to the original exclusive licensing agreement which primarily to amend the revenue arrangement between the parties. The legal terms and conditions related to share of revenue from mobile related licensing are retroactively effective from January 1, 2013. In April 2014, the Group entered into sub-licensing agreement with an entity controlled by Kingsoft and granted the right to use certain trademarks and copyright of software until February 1, 2024. These sub-licensing revenues were recognized in the consolidated statements of comprehensive income.

(iv)

In 2009, the Group entered into an agreement with an entity controlled by Kingsoft to provide upgrade services to the licensed software during the licensing period. The software upgrade service revenues were recognized in the consolidated statements of comprehensive income.

(v)

In May 2012, the Group entered into agreements to sell and transfer certain fixed assets, including internet equipment, servers and hard drives, as well as copyright and all proprietary interests related to one of its software products to two entities controlled by Kingsoft for a total cash consideration of RMB2,000.

(vi)

In 2013, the Group purchased certain fixed assets and software products from an equity investee and an entity controlled by Kingsoft for a cash consideration of RMB1,900 and RMB2,000, respectively. In April 2014, the Group purchased certain internet security software copyrights, patents and trademarks from certain entities controlled by Kingsoft for a cash consideration of RMB13,580 (US$2,189).

(vii)

In 2013 and 2014, the Group entered into agreements with entities controlled by Kingsoft, an entity controlled by a director of the Company and an equity investee for promotion services ranging from three months to one year. The promotion service fees were recognized in the consolidated statements of comprehensive income.

(viii)

On September 27, 2012, the Group entered into a framework agreement with an entity controlled by a shareholder of the Company to provide various forms of online marketing services to this entity. The term of the framework agreement commenced from January 1, 2011 to October 31, 2013. On November 1, 2013, the Group entered into a series of supplemental agreements with the entity and extended the service period to December 31, 2014. In 2012, 2013 and 2014, the Group entered into agreements with an entity controlled by a director of the Company, entities controlled by Kingsoft and an equity investee to provide online marketing services. These online marketing revenues were recognized in the consolidated statements of comprehensive income.

(ix)

In 2013, the Group entered into an agreement with an equity investee for research and development services. In January 2014, the Group entered into authorization and licensing agreement with the entity to obtain rights to use certain product technology for an amount of RMB4,000 (US$645) from January 1, 2014 to December 31, 2014. The research and development expenses were recognized in the consolidated statements of comprehensive income.

(x)	In 2012, 2013 and 2014, the Group purchased smartphones and other consumables from an entity controlled by a director of the Company and recognized as property and equipment.

(xi)

In 2014, the Group entered into agreements with entities controlled by Kingsoft, an entity controlled by a director and an equity investee to obtain the right to operate certain online games developed by these entities. The percentages of revenue sharing to these entities were ranging from 20% to 70% and for a term from one year to two years. The amount incurred arising from the revenue sharing were recognized in the consolidated statements of comprehensive income.

(xii)

In October 2014, the Group entered into exclusive operating agreements with entities controlled by Kingsoft to obtain the license rights to exclusively operate certain mobile games developed by these entities from October 16, 2014 to December 31, 2015. The Group paid a total consideration of RMB13,944 (US$2,248).

(xiii)

In July 2014, the Group entered into non-exclusive games agreements with an entity controlled by a director and the revenue from the operation of the games is allocated based on a rate agreed in the agreements. The revenues allocated to the Group were recognized in the consolidated statements of comprehensive income.

(xiv)

In March 2014, the Group entered into an equity transfer agreement with Kingsoft to purchase 20% ordinary shares of Kingsoft Japan, for an aggregate purchase price of JPY 614,040,000 (note 4). In August 2014, the Group acquired 22.2% of Moxiu Technology from an entity controlled by a shareholder for an amount of RMB30,000 (US4,835) (note 4).

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

c) The balances between the Group and its related parties as of December 31, 2013 and 2014 are listed below:

(1)         Amount due from related parties

	As of December 31,
	2013	2014
	RMB	RMB	US$
Kingsoft	6,931	9,892	1,594
Entities controlled by a shareholder of the Company	4,518	28,324	4,565
Entities controlled by Kingsoft	1,419	3,789	611
Entities controlled by a director of the Company	—	1,519	245
Equity investees(i)	—	46	7
Total	12,868	43,570	7,022

(i)        On July 15, 2013, the Group entered into an exclusive game operation with an equity investee with prepayment of profit sharing fee for a total amount RMB3,000, of which RMB2,200 and RMB800 (US$129) was paid in 2013 and 2014, respectively. The Group measured recoverability of the prepayment by comparing the carrying amount to the future undiscounted net cash flows expected to be generated by the exclusive game. If the prepayment is determined as impaired, the impairment will equal the amount by which the carrying value of the prepayment exceeds the fair value of the prepayment. As of December 31, 2014, the Group considered it will be unable to collect for remaining amounts and recognized an impairment loss of RMB2,927 (US$472).

(2) Amount due to related parties

	As of December 31,
	2013	2014
	RMB	RMB	US$
Kingsoft	368	369	59
Entities controlled by Kingsoft	29,625	27,167	4,379
Entities controlled by a director of the Company	—	1,387	224
Entities controlled by a shareholder of the Company	—	961	155
Equity investees	1,900	1	—
Total	31,893	29,885	4,817

All the balances with related parties as of December 31, 2013 and 2014 were unsecured, non-interest bearing and repayable on demand.

d) On January 14, 2011, the Group entered into a loan framework contract with Kingsoft, pursuant to which Kingsoft shall provide the Group with the necessary funding in an aggregate amount not exceeding RMB110,000. The interest rate payable on the loan is 90% of the interest rate as promulgated by the People’s Bank of China for loans of the same class and for the same period or other fair market loan interest rate. As of December 31, 2013 and 2014, the Group has not drawn any loan from Kingsoft.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

16. SHARE-BASED COMPENSATION

2014 Restricted Shares Plan

On April 22 and April 24, 2014, the board of directors and the shareholders of the Company approved to adopt a restricted shares plan (the “2014 Restricted Shares Plan”), respectively. Under the 2014 Restricted Shares Plan, the Company is authorized to issue up to 122,545,665 Class A ordinary shares pursuant to the grant of restricted shares and restricted share units thereunder.  Unless terminated earlier, the 2014 Restricted Shares Plan will terminate automatically in 2024. Vesting conditions will be specified under each award agreement.  As of December 31, 2014, no awards have been granted under the 2014 Restricted Shares Plan.

2013 Incentive Scheme

On January 2, 2014, the Company adopted an equity incentive scheme (the “2013 Incentive Scheme”). The 2013 Incentive Scheme provides for the grant of ordinary shares, restricted shares, share options and share appreciation rights to the employees, directors or non-employee consultants of the Company. The maximum number of the Company’s ordinary shares which may be issued under the 2013 Incentive Scheme is 64,497,718. The 2013 Incentive Scheme is valid and effective for a term of ten years commencing from its adoption. Except for service conditions, there were no other vesting conditions for all the awards under 2013 Incentive Scheme.

On January 2, 2014, the Company granted 14,300,000 restricted shares with an option feature at a purchase price of US$0.34 per share to certain eligible employees and an executive officer under the 2013 Incentive Scheme, among which 13,900,000 restricted shares with an option feature vest over a five-year period, with 20% of the awards vesting on a yearly basis, and 400,000 restricted shares with an option feature vest over a four-year period, with 12.5% of the awards vesting at the end of the first quarter after the grant dates, 12.5% of the awards vesting on the first anniversary, and 25% of the awards vesting on a yearly basis thereafter.

On March 21, 2014, the Company granted 31,376,131 restricted shares with an option feature at a purchase price of US$0.34 per share to the chief executive officer and chief technology officer under the 2013 Incentive Scheme. These restricted shares with an option feature vest over a five-year period, with 20% of the shares vesting on a yearly basis.

On April 8, 2014, the Company granted 6,560,000 and 775,000 restricted shares with an option feature at a purchase price of US$0.34 per share to certain eligible employees and non-employees, respectively, under the 2013 Incentive Scheme, among which the restricted shares with an option feature awarded to employees vest over a five-year period, with 20% of the awards vesting on a yearly basis and restricted shares with an option feature awarded to non-employees vest immediately on the grant dates.

On July 1, 2014, the Company granted 1,690,000 and 320,000 restricted shares with an option feature at a purchase price of US$0.34 per share to certain eligible employees and non-employees, respectively, under the 2013 Incentive Scheme. Among the restricted shares with an option feature awarded to employees, 1,680,000 vest over a five-year period, with 20% of the awards vesting on a yearly basis and 10,000 vest over a two-year period, with 50% of the shares vesting immediately on the grant dates and 25% of the shares vesting on the first and second anniversary of the grant dates. 320,000 restricted shares with an option feature to non-employees vest over a five-year period, with 20% of the awards vesting on a yearly basis.

On October 1, 2014, the Company granted 1,135,000 and 10,000 restricted shares with an option feature at a purchase price of US$0.34 per share to certain eligible employees and non-employees, respectively, under the 2013 Incentive Scheme. These restricted shares with an option feature vest over a five-year period, with 20% of the shares vesting on a yearly basis.

On November 1, 2014, the Company granted 10,000 restricted shares with an option feature at a purchase price of US$0.34 per share to an employee of the Company. These restricted shares with an option feature vest immediately on the grant dates.

The fair value of restricted shares with an option feature was determined by reference to the fair value of the Company’s ordinary shares at their respective grant date, which was valued based on retrospective valuation with the assistance of an independent third party valuation firm using the binomial tree model for an option pricing applied. The Company’s management is ultimately responsible for the determination of the estimated fair value of its ordinary shares. Subsequent to the IPO, fair value of the ordinary shares was determined based the price of the Company’s publicly traded ADSs.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

The following table summarizes the Group’s restricted shares with an option feature activity under the 2013 Incentive Scheme during the year ended December 31, 2014:

	Number of shares	Weighted Average Exercise Price (US$)	Weighted Average Grant Date Fair Value (US$)	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (US$)
Outstanding at January 1, 2014	—	—	—
Granted	56,176,131	0.34	1.03
Forfeited	(883,000)	0.34	1.14
Exercised	(1,000)	0.34	1.01

Outstanding at December 31, 2014	55,292,131	0.34	1.03	9.01	64,802
Vested and expected to vest at December 31, 2014	54,278,571	0.34	1.03	9.01	63,614

Exercisable as at December 31, 2014	839,000	0.34	1.00	9.01	983

Total intrinsic value of restricted shares with an option feature exercised for the year ended December 31, 2014 was RMB9 (US$1).

The grant date fair value of each restricted shares with an option feature is estimated on the date of grant using the binomial tree option pricing model with the following assumptions used for grants in 2014:

Year ended December 31, 2014
Fair value of ordinary share (US$)	0.90~2.13
Risk-free interest rates	2.65%~3.22%
Expected volatility range	64.5%~66.2%
Expected dividend yield	0%
Expected exercise multiple	2.2~2.8
Fair value per option granted (US$)	0.67~1.86

The risk-free interest rate for periods within the contractual life of the restricted shares with an option feature is based on the U.S. Treasury yield curve in effect at the time of grant for a term consistent with the contractual term of the awards. Expected volatility is estimated based on the historical volatility ordinary shares of several comparable companies in the same industry. The dividend yield is estimated based on our expected dividend policy over the expected term of the restricted shares with an option feature. The expected exercise multiple is based on management’s estimation, which the Company believes is representative of the future.

Share-based compensation expenses recorded in respect of the 2013 Incentive Scheme amounted to nil, nil and RMB126,399 (US$20,372) for the year ended December 31, 2012, 2013 and 2014, respectively.

As of December 31, 2014, 1,000 Class A ordinary shares were issued and outstanding for the exercised share awards under the 2013 Incentive Scheme.

As of December 31, 2014, there was RMB215,631 (US$34,753) of total unrecognized share-based compensation expenses related to non-vested restricted shares with an option feature and the cost is expected to be recognized over a weighted average period of 2.94 years. Total estimation share-based compensation expenses may be adjusted for future changes in estimated forfeitures.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

2011 Share Award Scheme

On May 26, 2011, the board of directors of the Company approved and adopted the 2011 Share Award Scheme, as amended in September 2013, to recognize the contributions of certain employees and to give incentives thereto in order to retain them for the continued operation and development of the Group. Under the 2011 Share Award Scheme, the board of directors may grant Restricted Shares to its employees and directors to receive an aggregate of no more than 100,000,000 ordinary shares of the Company (excluding shares which have lapsed or have been forfeited) as at the date of such grant. Unless early terminated by the board of directors of the Company, the 2011 Share Award Scheme is valid and effective for a term of ten years commencing from its adoption.

Under the 2011 Share Award Scheme, grantees have no dividend or voting rights until the Restricted Shares are vested. The Restricted Shares, unvested or vested, may not, at any time prior to being transferred to employees and the initial public offering of the Company, be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered. Upon the occurrence of certain contingent events which are considered outside the Company’s control, the Company has the right to repurchase all of an employee’s vested Restricted Shares for an aggregate consideration of US$1.00 and any unvested shares would be forfeited.

The Group has set up the Share Award Scheme Trust for the purpose of administering the 2011 Share Award Scheme and holding shares awarded to the employees before they vest. As of December 31, 2014, 5,270,620 (2013: 12,227,500) forfeited and ungranted Restricted Shares are held by the Share Award Scheme and available to be granted in the future.

On January 1, 2014, the Company granted 400,000 Restricted Shares to an employee. These Restricted Shares granted vest over a four-year period, with 12.5% of the shares vesting three months later of the grant date, 12.5% of the shares vesting on the first anniversary of the grant date and 25% of shares vesting on the second, third and fourth anniversary of the grant dates.

On January 1, April 8 and July 1, 2014, the Company granted 3,810,000 Restricted Shares to certain employees. These Restricted Shares granted vest over a four-year period, with 50% of the shares vesting on the second anniversary of the grant dates and the 25% of the shares vesting on the third and fourth anniversary of the grant dates.

On January 1 and March 21, 2014, the Company granted 8,822,500 Restricted Shares to certain employees. These Restricted Shares granted vest over a five-year period, with 20% of the shares vesting on a yearly basis.

On August 1, 2014, the Company granted 211,880 Restricted Shares to a non-employee. These Restricted Shares granted vest over a twelve-month period, with 1/12 of the shares vesting on a monthly basis.

For the years ended December 31, 2012 and 2013, the Company granted 29,050,000 and 15,127,500 Restricted Shares to certain employees, respectively.

Among the 2013 grants, 3,000,000 Restricted Shares were granted to two employees who have the unilateral right to request the Company to repurchase their vested Restricted Shares at a fixed price of RMB4 per share (if certain breaching conditions considered within the control of the employee are not met). The Company also has the option to repurchase up to all of the vested Restricted Shares at a fixed price of RMB4 per share if (i) the employee has served the Company for more than a year but less than four years; and (ii) employment is terminated for any reason either by the Company or the employee. The Restricted Shares are accounted for as tandem awards as they provide the employees the option to put the Restricted Shares back to the Company and therefore, have both an equity and liability component.

The equity portion of the Restricted Share is recognized as share-based compensation based on its grant date fair value over the requisite service period of four years. The redemption right liability as of December 31, 2013 and 2014 were RMB2,160 and RMB520 (US$84), respectively. The redemption right liability considers the fair value of the employee’s redemption right as of the end of a reporting period and the number of Restricted Shares that have vested to date. The change in the fair value of the redemption right liability of RMB865 (US$139) was recorded as share-based compensation expenses and RMB799 (US$129) was recorded in changes in fair value of put options granted to employees, respectively.

The fair value of Restricted Shares was determined by reference to the fair value of the Company’s ordinary shares at their respective grant dates, which was valued based on retrospective valuation with the assistance of an independent third party valuation firm using a discounted cash flow. The Company’s management is ultimately responsible for the determination of the estimated fair value of its ordinary shares. Subsequent to the IPO, fair value of the ordinary shares was determined based on the price of the Company’s publicly traded ADSs.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

The following table summarizes the Restricted Shares activity pursuant to the 2011 Share Award Scheme for the year ended December 31, 2014:

	Number of ordinary shares	Weighted average grant date fair value (US$)
Unvested at January 1, 2014	50,032,500	0.19
Granted	13,244,380	1.27
Vested	(18,590,627)	0.15
Forfeited	(6,287,500)	0.30

Unvested at December 31, 2014	38,398,753	0.55

Vested and expected to vest at December 31, 2014	91,452,116	0.30

Share-based compensation expenses recorded in respect of the 2011 Share Award Scheme amounted to RMB19,073, RMB35,527 and RMB41,259 (US$6,650) for the years ended December 31, 2012, 2013 and 2014, respectively.

As of December 31, 2014, the total estimated unrecognized share-based compensation expenses related to Restricted Shares awarded to employees pursuant to the 2011 Share Award Scheme amounted to RMB67,805 (US$10,928), net of estimated forfeitures, and is expected to be recognized over a weighted-average period of 2.64 years. Total unrecognized share-based compensation expenses may be adjusted for future changes in estimated forfeitures.

The total fair value of vested Restricted Shares on their respective vesting dates during the years ended December 31, 2012, 2013 and 2014 were RMB16,278, RMB74,962 and RMB243,214 (US$39,199), respectively.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Kingsoft shares awarded to the Group’s employees

On March 31, 2008, the board of directors of Kingsoft approved and adopted the share award scheme (the “Kingsoft Share Award Scheme”) in which selected employees of Kingsoft (including its subsidiaries and VIEs) are entitled to participate.

The Group determined that all Kingsoft awarded shares granted to employees of the Group are classified and accounted for as equity awards. The fair value of awarded shares granted under the Kingsoft Share Award Scheme was determined based on the fair market value of Kingsoft’s ordinary shares at the grant date.

A summary of the awarded shares activity, relating to awarded shares held by employees of the Group pursuant to the Kingsoft Share Award Scheme for the year ended December 31, 2014, is presented below:

	Number of Kingsoft ordinary shares	Weighted average grant date fair value (US$)
Unvested at January 1, 2014	1,560,000	0.47
Granted	1,084,000	3.15
Vested	(390,000)	0.47
Forfeited	(45,000)	3.20

Unvested at December 31, 2014	2,209,000	1.73

Vested and expected to vest at December 31, 2014	4,369,535	1.08

Share-based compensation expenses recorded in respect of the Kingsoft Share Award Scheme amounted to RMB1,214, RMB1,869 and RMB5,616 (US$905) for the years ended December 31, 2012, 2013 and 2014, respectively.

As of December 31, 2014, the total estimated unrecognized share-based compensation expenses related to awarded shares granted to the Group’s employees pursuant to the Kingsoft Share Award Scheme amounted to RMB15,226 (US$2,454), net of estimated forfeitures, and is expected to be recognized over a weighted-average period of 1.57 years.

The total fair value of vested awarded shares on their respective vesting dates during the years ended December 31, 2012, 2013 and 2014 were RMB6,509, RMB11,240 and RMB18,560 (US$2,991), respectively.

Total share-based compensation expenses recorded by the Group are as follows:

	Years ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Cost of revenues	21	10	1,393	225
Research and development	6,663	14,520	51,176	8,248
Selling and marketing	609	2,835	7,407	1,194
General and administrative	12,994	20,031	113,298	18,260
	20,287	37,396	173,274	27,927

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

17. COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group leases facilities in the PRC under non-cancelable operating leases expiring on different dates. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases. Total rental expense for offices was RMB36,921 (US$5,951) for the year ended December 31, 2014. Total other operating lease expenses were RMB109,381 (US$17,629) for the year ended December 31, 2014.

Future minimum payments under non-cancelable operating leases with initial terms of one-year or more consist of the following as of December 31, 2014:

	RMB	US$
2015	51,837	8,355
2016	41,797	6,736
2017	36,135	5,824
2018	36,135	5,824
2019	36,135	5,824
Thereafter	26,280	4,236
	228,319	36,799

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Licensing fee commitments:

The Group entered into authorization and licensing agreements to substantiate its research and developing activities with terms of 3 years in 2013. As of December 31, 2014, total licensing fee commitments were as follows:

	RMB	US$
2015	2,172	350
2016	2,172	350
2017 and thereafter	—	—
	4,344	700

Capital commitments

The Group’s capital commitment relates to the acquisition of intangible assets. The Group will fulfill the capital commitment within the next year.

	As of December 31,
	2013	2014
	RMB	RMB	US$
Acquisition of an equity method investment	2,000	—	—
Acquisition of intangible assets	—	15,298	2,466

	2,000	15,298	2,466

Provision of loan facility

On April 18, 2013, Beijing Security entered into a two-year loan facility ending April 17, 2015 with a shareholder of Wuhan Antian, pursuant to which, Beijing Security granted a loan facility of RMB16,000 at an interest rate with reference to the market rate with 10% discount. Such loan facility shall be secured by the equity interests in Wuhan Antian held by the shareholder to the maximum of 40% equity interests in Wuhan Antian. As of December 31, 2014, RMB4,000 (US$645) of the loan facility was being utilized and 10% of the equity interests in Wuhan Antian were pledged to the Group accordingly.

On March 13, 2013, Beijing Security entered into a loan facility of RMB10,000 at an interest rate with reference to the market rate with 10% discount to Beijing Security System Technology to provide financial support to Beijing Security System Technology should it be required for its operations. As of December 31, 2014, the credit facility was not drawn by Beijing Security System Technology.

Litigation

The Group is involved in several other proceeding as of December 31, 2014 which are either immaterial, or the Group does not believe that a reasonable possibility of loss has been incurred as the proceedings are in the early stages, and/or there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. As a result, there is considerable uncertainty regarding the timing or ultimate resolution of such matters, which includes eventual loss, fine, penalty or business impact, if any, and therefore, an estimate for the reasonably possible loss or a range of reasonably possible losses cannot be made. However, the Group believes that such matters, individually and in the aggregate, when finally resolved, are not reasonably likely to have a material adverse effect on the Group’s consolidated results of operations, financial position and cash flows.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

18. CONVERTIBLE PREFERRED SHARES

On July 7, 2011, the Company issued 102,409,639 Series A convertible preferred shares (the “Series A Preferred Shares”) to TCH Copper Limited (“Tencent”) and Matrix Partners China I, L.P. and Matrix Partners China I-A, L.P. (collectively known as “Matrix”) at US$0.18142076 per share for a total cash consideration of US$18,579 (equivalent to RMB120,237). On June 24, 2013, the Company issued 122,495,531 Series B Preferred Shares (the “Series B Preferred Shares”) to Tencent and Kingsoft at US$0.42615738 per share for a total consideration of US$52,202 (equivalent to RMB322,541).

The significant terms of the Series A Preferred Shares and Series B Preferred Shares (collectively, the “Preferred Shares”) are as follows:

Voting rights

Each holder of the Preferred Shares is entitled to the number of votes equal to the number of ordinary shares into which such holder’s Preferred Shares could be converted and having voting rights and powers equal to the voting rights and powers of the ordinary shares.

Dividends

The holders of the Preferred Shares are entitled to receive non-cumulative dividends on an as-converted basis when as and if declared by the Board of Directors of the Company, together with the holders of ordinary shares.

Liquidation preference

In the event of any voluntary or involuntary liquidation, dissolution, winding up or cessation of business of the Company or the occurrence of any deemed liquidation event as defined in the Preferred Shares agreements, each holder of the Series B Preferred Shares shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of the Series A Preferred Shares and the ordinary shares, the amount equal to the original issuance price plus any declared but unpaid dividends up to and including the date of commencement of the liquidation event. After distribution or payment in full to the holders of the Series B Preferred Shares, the holders of the Series A Preferred Shares are entitled to the distribution in preference to the holders of the ordinary shares, the amount equal to the original issuance price plus any declared but unpaid dividends. After distribution or payment in full to the holders of the Preferred Shares, the remaining assets of the Company available for distribution shall be distributed ratably among the holders of outstanding ordinary shares and holders of Preferred Shares on an as-converted basis.

Conversions

The Preferred Shares are convertible, at the option of the holder, at any time into ordinary share as determined by the quotient of the original issuance price divided by the then-effective conversion price. The initial conversion price and conversion ratio is the stated issuance price of each class of the Preferred Shares and on a one-for-one basis, respectively. The conversion prices are subject to adjustments in the event that the Company issues additional ordinary shares or additional deemed ordinary shares through options or convertible instruments for a consideration less than the respective original conversion prices of the Preferred Shares. In such event, the respective conversion price is reduced, concurrently with such issue, to a price as adjusted according to an agreed-upon formula. The above conversion prices are also subject to adjustments on a proportional basis upon other dilution events. All Series A and Series B Preferred Shares are automatically converted into ordinary shares at the then-effective conversion price upon the closing of a qualified initial public offering as defined in the Preferred Shares agreements (“qualified IPO”).

Redemption

There are no redemption rights in the Preferred Shares agreements except in the event of a deemed liquidation transaction.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

19. SHAREHOLDERS’ EQUITY

Ordinary shares

Upon completion of the Company’s initial public offering (“IPO”) in May 2014, 224,905,170 Class B ordinary shares were issued upon conversion of all convertible preferred shares. In addition, immediately following the closing of the IPO, the Memorandum and Articles of Association were amended and restated such that the authorized share capital of the Company was reclassified and redesignated into 10,000,000,000 shares comprising of (i) 7,600,000,000 Class A ordinary shares; (ii) 1,400,000,000 Class B ordinary shares; and (iii) 1,000,000,000 reserved shares at par value of US$0.000025 per share. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each share of Class A ordinary shares is entitled to one vote per share and is not convertible into Class B ordinary shares under any circumstances. Each share of Class B ordinary shares is entitled to ten votes per share and is convertible into one Class A ordinary share at any time by the holder thereof. Upon any transfer of Class B ordinary shares by the holder thereof to any person or entity that is not an affiliate of such holder, such Class B ordinary shares would be automatically converted into an equal number of Class A ordinary shares. There were 86,330,627 Class B ordinary shares transferred to Class A ordinary shares in the year ended December 31, 2014.

As of December 31, 2014, there were 260,045,912 and 1,095,456,652 Class A and Class B ordinary shares outstanding and no preferred shares issued and outstanding.

Retained earnings

In accordance with the PRC Regulations on Enterprises with Foreign Investment and their articles of association, a foreign invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. Zhuhai Juntian, Conew Network and Chongqing Calendar were established as a foreign invested enterprise and therefore are subject to the above mandated restrictions on distributable profits.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide statutory common reserve of at least 10% of its annual after-tax profit until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. A domestic enterprise is also required to provide discretionary surplus reserve, at the discretion of the board of directors, from the profits determined in accordance with the enterprise’s PRC statutory accounts. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. Beijing Security, Beijing Conew, Beike Internet, Beijing Network, Beijing Antutu, Suzhou JDD and Guangzhou Kingsoft were established as domestic invested enterprises and therefore are subject to the above mandated restrictions on distributable profits.

	As of December 31,
	2013	2014
	RMB	RMB	US$
PRC statutory reserve funds	18,956	25,762	4,152
Unreserved retained earnings	55,863	116,998	18,857

Total retained earnings	74,819	142,760	23,009

Under PRC laws and regulations, there are restrictions on the Company’s subsidiaries in the PRC and VIEs with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts of net assets restricted included paid-in capital and statutory reserve funds of the Company’s subsidiaries in the PRC and the net assets of the VIEs in which the Company has no legal ownership, which amounted to RMB158,220 and RMB432,351 (US$69,682), as of December 31, 2013 and 2014, respectively.

Furthermore, cash transfers from the Company’s subsidiaries in the PRC to its subsidiaries outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of the subsidiaries in the PRC and VIEs to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations.

Accumulated other comprehensive income

The components of accumulated other comprehensive income is as follows:

	As of December 31,
	2013	2014
	RMB	RMB	US$
Foreign currency translation adjustments	(7,690)	(14,552)	(2,345)
Unrealized gains on available-for-sale securities, net	20,929	17,925	2,889
Including: reclassification adjustments for gains included in the consolidated statement of profit or loss	—	(21,121)	(3,404)

	13,239	3,373	544

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

20. EARNINGS PER SHARE

Basic and diluted earnings per share for each of the years presented are calculated as follows:

	Years ended December 31,
	2012	2013	2014
	Ordinary shares	Ordinary shares	Class A ordinary shares	Class A ordinary shares	Class B ordinary shares	Class B ordinary shares
	RMB	RMB	RMB	US$	RMB	US$

Earnings per share-basic
Numerator:
Net income attributable to Cheetah Mobile Inc.	9,844	62,018	6,567	1,058	61,374	9,832
Allocation of net income attributable to Series A Preferred Shareholders	(997)	(5,807)	—	—	(1,879)	(303)
Allocation of net income attributable to Series B Preferred Shareholders	—	(3,521)	—	—	(2,247)	(362)
Allocation of net income attributable to ordinary shareholders	8,847	52,690	6,567	1,058	57,248	9,227
Denominator:
Weighted average number of ordinary shares outstanding	908,457,367	929,119,153	124,564,984	124,564,984	1,085,936,036	1,085,936,036
Earnings per share—basic	0.0097	0.0567	0.0527	0.0085	0.0527	0.0085

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

	Years ended December 31,
	2012	2013	2014
	Ordinary shares	Ordinary Shares	Class A ordinary shares	Class A ordinary shares	Class B ordinary shares	Class B ordinary shares
	RMB	RMB	RMB	US$	RMB	US$

Earnings per share—diluted
Numerator:
Allocation of net income attributable to ordinary shareholders	8,847	52,690	6,771	1,091	57,044	9,194
Reallocation of net income attributable to ordinary shareholders as a result of conversion of Series A Preferred Shares to ordinary shares	997	5,807	—	—	1,879	303
Reallocation of net income attributable to ordinary shareholders as a result of conversion of Series B Preferred Shares to ordinary shares	—	3,521	—	—	2,247	362
Change in share-based compensation expense due to remeasurement of the redemption right granted to employees	—	(887)	—	—	—	—
Reallocation of net income as a result of conversion of Class B into Class A ordinary shares	—	—	61,170	9,859	—	—
Net income attributable to ordinary shareholders	9,844	61,131	67,941	10,950	61,170	9,859
Denominator:
Weighted average ordinary shares outstanding	908,457,367	929,119,153	124,564,984	124,564,984	1,085,936,036	1,085,936,036
Conversion of Series A Preferred Shares to ordinary shares	102,409,639	102,409,639	—	—	35,632,943	35,632,943
Conversion of Series B Preferred Shares to ordinary shares	—	62,086,776	—	—	42,621,733	42,621,733
Dilutive effect of Restricted Shares	36,115,199	42,367,385	—	—	43,813,545	43,813,545
Dilutive effect of restricted shares with an option feature	—	—	9,163,216	9,163,216	—	—
Conversion of Class B into Class A ordinary shares	—	—	1,208,004,257	1,208,004,257	—	—
Denominator used for earnings per share	1,046,982,205	1,135,982,953	1,341,732,457	1,341,732,457	1,208,004,257	1,208,004,257
Earnings per share—diluted	0.0094	0.0538	0.0506	0.0082	0.0506	0.0082
Earnings per ADS:
Denominator used for earnings per ADS—basic	90,845,737	92,911,915	12,456,498	12,456,498
Denominator used for earnings per ADS—diluted	104,698,221	113,598,295	134,173,246	134,173,246
Earnings per ADS—basic	0.0974	0.5671	0.5272	0.0850
Earnings per ADS—diluted	0.0940	0.5381	0.5064	0.0816

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

21. EMPLOYEE BENEFIT

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the subsidiaries in the PRC and VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were approximately RMB12,665, RMB36,814 and RMB75,538 (US$12,175) for the years ended December 31, 2012, 2013 and 2014, respectively.

22. FAIR VALUE MEASUREMENT

ASC 820-10 (“ASC 820-10”), Fair Value Measurements and Disclosures: Overall, establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2—Include other inputs that are directly or indirectly observable in the marketplace

Level 3—Unobservable inputs which are supported by little or no market activity

ASC 820-10 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Assets and liabilities measured or disclosed at fair value

In accordance with ASC 820-10, the Group measures available-for-sale securities, payable for contingent consideration and redemption right liabilities at fair value on a recurring basis. The fair value of the available-for-sale equity securities are measured based on the market price in an active market. The available-for-sale debt securities are classified within Level 3 as the fair value is measured based on business enterprise value allocation method and probability expected return method. The contingent consideration for the acquisition of Photo Grid Business, Online Lottery Business and HK Zoom Business are classified within Level 3 as the fair value is measured based on inputs linked to the achievement of certain performance target that are unobservable in the market. The fair value of the redemption rights granted to a non-controlling shareholder and to employees are classified within Level 3 as the fair value is measured based on certain inputs that are unobservable.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

The carrying value of the fixed-rate time deposits approximates fair value due to its short-term nature and low credit risks.

The Group measures certain financial assets, including loans receivable, other investments stated at cost and equity method investments, at fair value on a nonrecurring basis only if an impairment loss were to be recognized. The Group’s non-financial assets, such as intangible assets, goodwill and property and equipment, would be measured at fair value only if they were determined to be impaired.

For the year ended December 31, 2014, assets and liabilities measured or disclosed at fair value are summarized below:

			Fair value measurement or disclosure at December 31, 2014 using
	Total Fair Value at December 31, 2014	Total fair value at December 31, 2014	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	RMB	US$	RMB	RMB	RMB
Fair value measurement—Recurring:
Available-for-sale securities	141,031	22,730	62,653	—	78,378
Total assets measured at fair value	141,031	22,730	62,653	—	78,378
Redemption right granted to a noncontrolling shareholder	—	—	—	—	—
Redemption right granted to employees	—	—	—	—	—
Payable for contingent consideration	53,592	8,638	—	—	53,592
Total liabilities measured at fair value	53,592	8,638	—	—	53,592

For the year ended December 31, 2013, assets and liabilities measured or disclosed at fair value are summarized below:

		Fair value measurement or disclosure at December 31, 2013 using
	Total Fair Value at December 31, 2013	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	RMB	RMB	RMB	RMB
Fair value measurement—Recurring:
Available-for-sale securities	61,683	55,780	—	5,903
Total assets measured at fair value	61,683	55,780	—	5,903
Redemption right granted to a noncontrolling shareholder	3,551	—	—	3,551
Redemption right granted to employees	799	—	—	799
Payable for contingent consideration	11,974	—	—	11,974
Total liabilities measured at fair value	16,324	—	—	16,324

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

There were no transfers of fair value measurements into or out of Level 3 for the years ended December 31, 2013 and 2014.

The Company has measured (i) the available-for-sale debt securities (ii) the contingent consideration payable and (iii) the redemption right granted to employees at fair values on a recurring basis using significant unobservable inputs (Level 3) as of the year ended December 31, 2014. The significant unobservable inputs used in the fair value measurement and the corresponding impacts to the fair values are presented below:

	Valuation techniques	Unobservable inputs	Estimation	Change in unobservable inputs	Change in fair value
Available-for-sale debt security - Trustlook	Guideline company method and business enterprise value allocation method	• Enterprise value	US$5,865	Increase / (decrease)	Increase/ (decrease)
		• Discount for lack of marketability	20%	Increase / (decrease)	Decrease / (Increase)
		• Volatility	40.5%	Increase / (decrease)	Decrease / (Increase)

Available-for-sale debt security - NDP	Probability expected return method	• Discount for lack of marketability	3.81%	Increase / (decrease)	Decrease / (increase)
		• Probability of conversion	70%	Increase / (decrease)	Increase / (decrease)

Contingent consideration payable	Discount cash flow method	• Performance target	34%-99%	Increase / (decrease)	Increase / (decrease)
		• Discount rate	10%-12.3%	Increase / (decrease)	Decrease / (increase)

Redemption right granted to employees	Binomial tree model	• Volatility	50%	Increase / (decrease)	Increase / (decrease)

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

The following table presents a reconciliation of the assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2012, 2013 and 2014:

	Redemption right granted to a noncontrolling interest shareholder	Redemption right granted to employees	Contingent consideration payable	Available– for-sales debt securities
	RMB	RMB	RMB	RMB

Balance as of December 31, 2012	—	—	2,906	—
Recognized during the year	14,697	799	11,167	6,097
Realized or unrealized loss	(11,146)	—	1,067	(194)
Settlement	—	—	(3,000)	—
Foreign exchange translation adjustments	—	—	(166)	—

Balance as of December 31, 2013	3,551	799	11,974	5,903
Recognized during the year	—	—	32,953	61,548
Realized or unrealized loss	(3,576)	(799)	13,749	11,308
Settlement	—	—	(4,923)	—
Foreign exchange translation adjustments	25	—	(161)	(381)

Balance as of December 31, 2014	—	—	53,592	78,378
Balance as of December 31, 2014 in US$	—	—	8,638	12,633

Realized or unrealized losses in the available-for-sale debt securities, the contingent consideration payable, redemption right granted to a noncontrolling shareholder, redemption right granted to employees were recorded as “Changes in fair value of available-for-sale security”, “Changes in fair value of contingent consideration”, “Change in fair value of redemption right granted to a noncontrolling shareholder” and “Changes in fair value of put option granted to employees”, respectively, in the consolidated statements of comprehensive income.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

23. SUBSEQUENT EVENTS

On December 31, 2014, the Group entered into an equity transfer agreement with a third party to dispose 20% equity interests of Wuhan Antian at a cash consideration of RMB13,000 (US$2,095) and the transaction was completed on February 10, 2015.

On January 26, 2015, the Group entered into a share purchase agreement with Quwan Limited (“Quwan”), an e-commerce company, and its existing shareholders to acquire 5,570,292 Series D Preferred Shares at a total consideration of US$21,000 which includes a cash consideration of US$7,070 and 799,630 ADSs of the Company at a fair value of US$13,930.

On March 15, 2015, the Group entered a definitive agreement to acquire 100% of equity interests in MobPartner S.A.S (“MobPartner”), a global mobile advertising company, for a total consideration of approximately US$58,000, subject to closing and other adjustments, payable in cash and stock. The transaction is subject to customary closing conditions.

On March 25, 2015, the Group entered into a strategic investment agreement with Nanigans, Inc., a worldwide provider of social and mobile advertising software and a pioneer in advertising automation software, to subscribe 1,831,754 Series B preferred shares at a cash consideration of US$20,000.

Except as disclosed above, the Group entered into various agreements to acquire certain investments with an aggregate cash consideration of RMB235,529 (US$37,960).

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

24. CONDENSED FINANCIAL INFORMATION OF THE COMPANY

Balance Sheets

	As of December 31,
	2013	2014
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	282,584	534,390	86,128
Short-term investments	—	428,330	69,034
Prepayments and other current assets	515	2,325	375
Due from related parities	72,475	698,888	112,640

Total current assets	355,574	1,663,933	268,177

Non-current assets
Intangible assets, net	18,815	36,062	5,812
Goodwill	39,435	39,578	6,379
Long-term investments	—	55,740	8,984
Investment in subsidiaries	204,338	436,286	70,317

Total non-current assets	262,588	567,666	91,492

Total assets	618,162	2,231,599	359,669

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued expenses and other current liabilities	5,257	6,919	1,117
Redemption right liabilities	5,711	520	84
Due to related parties	5,428	12,272	1,978
Income tax payable	95	1,188	191

Total current liabilities	16,491	20,899	3,370

Non-current liabilities
Other non-current liabilities	7,603	4,362	703

Total non-current liabilities	7,603	4,362	703

Total liabilities	24,094	25,261	4,073
Mezzanine equity
Series A Preferred Shares (par value of US$0.000025 per share, 102,409,639 and nil shares authorized, issued and outstanding as of December 31, 2013 and 2014, respectively)	119,976	—	—
Series B Preferred Shares (par value of US$0.000025 per share, 122,495,531 and nil shares authorized, issued and outstanding as of December 31, 2013 and 2014, respectively)	321,965	—	—
Total mezzanine equity	441,941	—	—
Shareholders’ equity
Ordinary shares (par value of US$0.000025 per share; 1,775,094,830 and nil shares authorized as of December 31, 2013 and 2014, respectively; 1,000,551,482 and nil shares issued as of December 31, 2013 and 2014, respectively; 900,551,482 and nil shares outstanding as of December 31, 2013 and 2014, respectively)	150	—	—
Class A ordinary shares (par value of US$0.000025 per share; nil and 7,600,000,000 shares authorized as of December 31, 2013 and 2014, respectively; nil and 288,988,560 shares issued as of December 31, 2013 and 2014, respectively; nil and 260,045,912 shares outstanding as of December 31, 2013 and 2014, respectively)	—	42	7
Class B ordinary shares (par value of US$0.000025 per share; nil and 1,400,000,000 shares authorized as of December 31, 2013 and 2014, respectively; nil and 1,127,614,152 shares issued as of December 31, 2013 and 2014, respectively; nil and 1,095,456,652 shares outstanding as of December 31, 2013 and 2014, respectively)	—	180	29
Additional paid-in capital	63,919	2,059,983	332,007
Accumulated other comprehensive income	13,239	3,373	544
Retained earnings	74,819	142,760	23,009
Total shareholders’ equity	152,127	2,206,338	355,596

Total liabilities, mezzanine equity and shareholders’ equity	618,162	2,231,599	359,669

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Statements of Comprehensive Income

	Years ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Revenues	—	2,070	22,002	3,546
Cost of revenues	—	(1,950)	(17,752)	(2,861)

Gross profit	—	120	4,250	685

Operating expenses
Research and development	—	(12,491)	(44,011)	(7,093)
Selling and marketing	—	—	(31)	(5)
General and administrative	(1,541)	(15,146)	(13,103)	(2,112)

Total operating expenses	(1,541)	(27,637)	(57,145)	(9,210)

Equity in profit of subsidiaries	9,747	76,031	99,213	15,990
Interest income	1,442	2,494	20,908	3,370
Changes in fair value of redemption right granted to a noncontrolling shareholder	—	11,146	3,576	576
Changes in fair value of contingent consideration	—	(973)	(1,755)	(283)
Foreign exchange differences	215	946	(17)	(3)

Income before income taxes	9,863	62,127	69,030	11,125

Income tax expenses	(19)	(109)	(1,089)	(176)

Net income	9,844	62,018	67,941	10,949

Other comprehensive loss, net of tax
Foreign currency translation adjustments	(260)	(8,807)	(6,918)	(1,115)

Other comprehensive loss	(260)	(8,807)	(6,918)	(1,115)

Total comprehensive income	9,584	53,211	61,023	9,834

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Statements of Cash Flows

	Years ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Net cash provided (used) by operating activities	392	1,335	(629,518)	(101,460)
Net cash used in investing activities	(46,361)	(57,070)	(516,106)	(83,181)
Net cash provided by financing activities	628	321,965	1,404,056	226,293
Effect of exchange rate changes on cash	(209)	(5,504)	(6,626)	(1,068)

Net increase (decrease) in cash	(45,550)	260,726	251,806	40,584

Cash at beginning of the year	67,408	21,858	282,584	45,544

Cash at end of the year	21,858	282,584	534,390	86,128

(a) Basis of presentation

For the Company only condensed financial information, the Company records its investment in its subsidiaries and VIEs under the equity method of accounting. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries” and share of their income as “Equity in profit (loss) of subsidiaries” on the condensed statements of comprehensive income. The subsidiaries and VIEs did not pay any dividends to the Company for any of the years presented.

The Company only condensed financial statements should be read in conjunction with the Group’s consolidated financial statements.

(b) Commitments

The Company does not have any significant commitments or long-term obligations as of any of the periods presented.