Form 20-F/A
period 2014-12-31
Cheetah Mobile Inc.
filed 2015-04-30
CIK 1597835

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No.1)

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

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

☒ Yes   ☐ No

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

☐ Yes   ☐ No

EXPLANATORY NOTE

This Amendment No. 1 to the annual report on Form 20-F for the fiscal year ended December 31, 2014, which was originally filed with the Securities and Exchange Commission on April 21, 2015, or the 2014 Annual Report, is being filed solely for purposes of filing Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T. Exhibit 101 was not previously filed.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the 2014 Annual Report, or reflect any event that has occurred after the 2014 Annual Report was originally filed.

Item 19. Exhibits

Exhibit Number	Description of Document

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report on its behalf.

Cheetah Mobile Inc.

By:	/s/ Sheng Fu
Name:	Sheng Fu
Title:	Chief Executive Officer and Director

Date: April 30, 2015