Form 20-F
period 2015-12-31
Cheetah Mobile Inc.
filed 2016-04-22
CIK 1597835

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

Commission file number: 001-36427

Cheetah Mobile Inc.
(Exact Name of Registrant as Specified in its Charter)

N/A
(Translation of Registrant’s Name into English)

Cayman Islands
(Jurisdiction of Incorporation or Organization)

Hui Tong Times Square No. 8, Yaojiayuan South Road Chaoyang District, Beijing 100123 People’s Republic of China
(Address of Principal Executive Offices)

Ka Wai Andy Yeung Chief Financial Officer Cheetah Mobile Inc. Hui Tong Times Square No. 8, Yaojiayuan South Road Chaoyang District, Beijing 100123 Tel: +86-10-6292-7779 Email: IR@cmcm.com
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

NONE
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 365,961,759 Class A ordinary shares and 1,058,514,152 Class B ordinary shares, par value US$0.000025 per share, as of December 31, 2015.

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

•                  “Kingsoft Corporation Limited” or “Kingsoft Corporation” refers to Kingsoft Corporation Limited, our controlling shareholder, a company listed on the Hong Kong Stock Exchange (Stock Code: 3888);

•                  Number of “monthly active users,” in reference to all of our products, refers to the number of computers, tablets or smartphones on which one or more of our products have been installed or downloaded and that accessed the internet at least once during the relevant month; and number of “monthly active users,” in reference to an individual product, refers to the number of computers, tablets or smartphone on which such product has been installed or downloaded and that accessed the internet at least once during the relevant month. A single device with multiple applications installed is counted as one user. A single person with applications installed on multiple devices is counted as multiple users. Multiple persons using a single device are counted as one user. The number of monthly active users for our mobile products is based on our internal statistics.

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

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “could,” “should,” “would,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “project,” “continue,” “potential,” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•                  our growth strategies;

•                  our ability to retain and attract users, customers and business partners, and to expand our product and service offerings;

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

Item 2.                   Offer Statistics and Expected Timetable

Not applicable.

Item 3.                   Key Information

A.                                    Selected Financial Data

The following table presents the selected consolidated financial information of our company. The selected consolidated statements of comprehensive income data for each of the three years ended December 31, 2015 and the selected consolidated balance sheets data as of December 31, 2014 and 2015 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of comprehensive income (loss) data for each of the two years ended December 31, 2011 and 2012 and the selected consolidated balance sheets data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements that are not included in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results do not necessarily indicate results expected for any future period. You should read the following selected financial data in conjunction with the consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	Year Ended December 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands except for shares, per share and per ADS data)
Selected Consolidated Statements of Comprehensive Income (Loss) Data:
Revenues	140,054	287,927	749,911	1,763,579	3,684,429	568,778
Online marketing services	23,916	212,443	612,565	1,322,612	3,244,130	500,807
Internet value-added services	—	2,354	83,155	400,671	395,312	61,026
Internet security services and others	116,138	73,130	54,191	40,296	44,987	6,945
Cost of revenues(1)	(53,737)	(71,560)	(140,526)	(403,412)	(935,154)	(144,363)
Gross profit	86,317	216,367	609,385	1,360,167	2,749,275	424,415
Operating income and expenses
Research and development(1)	(79,105)	(114,329)	(217,846)	(436,840)	(687,235)	(106,091)
Selling and marketing(1)	(28,810)	(57,167)	(201,504)	(580,610)	(1,479,441)	(228,386)
General and administrative(1)	(15,301)	(34,408)	(97,817)	(251,743)	(423,248)	(65,338)
Impairment of goodwill and intangible assets	—	—	—	(8,304)	(49,882)	(7,700)
Other operating income	—	—	—	—	97,468	15,046
	(123,216)	(205,904)	(517,167)	(1,277,497)	(2,542,338)	(392,469)
Operating (loss)/profit	(36,899)	10,463	92,218	82,670	206,937	31,946
Other income and expenses	4,067	4,296	18,470	8,234	24,438	3,771
(Loss)/income before taxes	(32,832)	14,759	110,688	90,904	231,375	35,717
Income tax benefit/(expenses)	2,597	(4,915)	(48,670)	(23,993)	(60,097)	(9,277)
Net (loss)/income	(30,235)	9,844	62,018	66,911	171,278	26,440
Less: net loss attributable to noncontrolling interests	—	—	—	(1,030)	(5,318)	(821)
Net (loss)/income attributable to Cheetah Mobile Inc.	(30,235)	9,844	62,018	67,941	176,596	27,261
(Losses)/earnings per share
Basic	(0.0345)	0.0097	0.0567	0.0527	0.1286	0.0199
Diluted	(0.0345)	0.0094	0.0538	0.0506	0.1238	0.0191
(Losses)/earnings per ADS(2)
Basic	(0.3452)	0.0974	0.5671	0.5272	1.2863	0.1986
Diluted	(0.3452)	0.0940	0.5381	0.5064	1.2377	0.1911
Weighted average number of shares used in computation:
Basic	875,944,795	908,457,367	929,119,153	1,210,501,020	1,372,863,321	1,372,863,321
Diluted	875,944,795	1,046,982,205	1,135,982,953	1,341,732,457	1,426,810,939	1,426,810,939

(1)         Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	Year Ended December 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Cost of revenues	94	21	10	1,393	1,523	235
Research and development	4,313	6,663	14,520	51,176	142,682	22,026
Selling and marketing	47	609	2,835	7,407	18,068	2,789
General and administrative	1,381	12,994	20,031	113,298	153,134	23,640
Total	5,835	20,287	37,396	173,274	315,407	48,690

(2)         Each ADS represents ten Class A ordinary shares.

	As of December 31,
	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	US$
	(In thousands)
Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	134,376	530,536	1,093,285	1,809,288	279,306
Short-term investments	40,376	55,780	513,621	29,234	4,513
Total assets	316,995	909,593	3,001,175	4,942,649	763,012
Total current liabilities	152,062	263,968	621,656	1,708,687	263,776
Total liabilities	156,869	315,525	718,306	1,894,519	292,463
Total mezzanine equity	119,976	441,941	—	—	—
Total Cheetah Mobile Inc. shareholders’ equity	40,150	152,127	2,206,338	2,911,939	449,525
Total equity	40,150	152,127	2,282,869	3,048,130	470,549

Exchange Rate Information

Our revenues and costs are partly denominated in Renminbi and partly denominated in foreign currencies, primarily U.S. dollars. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in New York City for cable transfers in RMB as certified for customs purposes by the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.4778 to US$1.00, the noon buying rate in effect as of December 31, 2015. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 15, 2016, the noon buying rate was RMB6.4730 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per U.S. Dollar)
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2821	6.4896	6.1870
October	6.3180	6.3505	6.3591	6.3180
November	6.3883	6.3640	6.3945	6.3180
December	6.4775	6.4491	6.4896	6.3883
2016
January	6.5752	6.5726	6.5932	6.5219
February	6.5525	6.5501	6.5795	6.5154
March	6.4480	6.5027	6.5500	6.4480
April (through April 15)	6.4730	6.4713	6.4810	6.4580

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

The size of our user base and our users’ level of engagement are critical to our success. Our business and financial performance have been and will continue to be significantly determined by our success in adding, retaining and engaging active users. We have been consistently anticipating user demand and developing innovative products and services in an effort to attract and retain users. However, the internet industry, including the mobile internet industry, is characterized by constant and rapid technological changes. As a result, users may switch from one set of products to others more quickly than in other sectors. To the extent our user growth rate slows, our success will become increasingly dependent on our ability to increase levels of user engagement and monetization. Our user growth and engagement could be adversely affected if:

•                  we fail to maintain the popularity of our existing products for users in China and globally;

•                  we are unsuccessful in launching new and popular applications in a cost-effective manner to further diversify our product offerings;

•                  technical or other problems prevent us from delivering our products or services in a rapid and reliable manner or otherwise affect user experience;

•                  there are user concerns related to privacy, safety, security or other factors;

•                  our products are displaced by products adopting new technologies;

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

We only began to offer and monetize our mobile applications in recent years, and there is uncertainty as to whether we can achieve continued growth in, or successful monetization of, our mobile business operations.

In 2015, 66.0% of our revenues were derived from our mobile applications, compared to 26.4%, 7.4% and 2.2% in 2014, 2013 and 2012, respectively. Although our mobile applications have proven to be highly popular, we have a short operating history and limited experience in the mobile internet industry. We launched our first mobile application, Battery Doctor, in July 2011, and have since then launched a number of new mobile applications on the Android and iOS platforms. The mobile internet industry is characterized by constant change, including but not limited to rapid technological evolution, shifting user demands, frequent introduction of new products and services, and constant emergence of new industry standards, operating systems and practices. As a result of these factors and our limited mobile internet industry experience, we may not be able to sustain the popularity of our existing mobile applications or introduce new mobile applications that meet the expectations of our users and customers.

Even if we succeed in continuing to grow the user base for our mobile applications and increase revenues generated from our mobile business, or mobile revenues, we may not be able to maintain the growth trajectories. The mobile internet industry only began to experience rapid growth in recent years, and there are relatively few proven models for us to monetize our mobile traffic. We are currently exploring a number of monetization models for our mobile business. We currently generate mobile revenues primarily through mobile advertising services. If the mobile advertising industry fails to grow as we expect, or if we fail to develop or maintain effective monetization models for our mobile applications, our business, financial condition and results of operations may be materially and adversely affected.

Because a limited number of customers contribute to a significant portion of our revenues, our revenues and results of operations could be materially and adversely affected if we were to lose a significant customer or a significant portion of its business.

Currently, a limited number of customers contribute a significant portion of our revenues. Our customers, in the case of online marketing services, primarily comprise mobile application developers, mobile game developers, mobile advertising networks, e-commerce companies and search engines to which we refer traffic and sell advertisements. In 2013, 2014 and 2015, our five largest customers in aggregate contributed approximately 65.0%, 55.5% and 59.1% of our revenues, respectively. We expect that a limited number of our customers will continue to contribute a significant portion of our revenues in the near future. If we lose any of these customers, or if a significant customer substantially reduces its spending with us, our business, financial condition and results of operations may be materially and adversely affected.

We rely on online marketing for the majority of our revenues, and our profitability and financial prospects may be affected by the revenue sharing and fee arrangement with our customers.

We generated 81.7%, 75.0% and 88.0% of our revenues from online marketing services in 2013, 2014 and 2015, respectively. We generate revenues from our online marketing services primarily by providing mobile advertising services to advertisers worldwide, as well as selling advertisements and referring user traffic on our mobile and PC platforms. The revenue sharing and fee arrangement with these customers are subject to changes which may not be favorable to us. For example, our fee arrangement with one of our significant customers was changed from a pay per click and pay per sale model to pay per sale only model for certain traffic we refer to them, which affected our revenues in 2013. If our customers reduce or discontinue their advertising spending with us, or if we fail to attract new customers or if the revenue sharing and fee arrangements with our customers become less favorable to us, our business, financial condition and results of operations could be materially and adversely affected.

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

•                  respond to evolving user preferences and industry changes;

•                  respond to competitive market conditions;

•                  upgrade our technology to support increased traffic and expanded product and service offerings;

•                  maintain effective control of our costs and expenses;

•                  respond to changes in the regulatory environment in China and overseas markets and manage legal risks, including those associated with intellectual property rights; and

•                  execute our strategic investments and acquisitions and post-acquisition integrations effectively.

If we fail to address any of the above risks and uncertainties, our business may be materially and adversely affected.

If we fail to compete effectively, our business, financial condition and results of operations may be materially and adversely affected.

We face intense competition in our businesses. In the mobile space, we compete with other mobile application developers, including those developers that offer products purported to perform similar functions as Clean Master, Battery Doctor and our other products. In the internet space, we mainly compete with Qihoo 360 Technology Co., Ltd., or Qihoo, in China’s internet security and anti-virus market. In addition, we compete with all major internet companies for user attention and advertising spend.

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

Our business has continued to expand internationally since we released our Clean Master overseas version in September 2012 and established Cheetah Mobile America, Inc., one of our U.S. subsidiaries in November 2012. In December 31, 2013, 2014 and 2015, approximately 53.2%, 68.8% and 78.6%, respectively, of our mobile monthly active users were from overseas markets, including the United States, Europe and certain emerging markets (other than China), while the remainder were from China. Revenues from overseas markets accounted for 1.4%, 12.6% and 50.0% of our total revenues in 2013, 2014 and 2015, respectively. We currently expect to continue our global expansion as a key growth strategy, which exposes us to a number of risks, including:

•                  challenges in formulating effective local sales and marketing strategies targeting mobile internet users from various jurisdictions and cultures, who have a diverse range of preferences and demands;

•                  challenges in identifying appropriate local business partners and establishing and maintaining good working relationships with them. Our business partners primarily include third parties that promote our platform and applications, and mobile advertising networks, such as Facebook, Yahoo, Google and Tencent, through which advertisers place their advertisements on our mobile applications. In addition, we work with game developers for our game publishing business;

•                  challenges in selecting suitable geographical regions for global expansion;

•                  fluctuations in currency exchange rates;

•                  compliance with applicable foreign laws and regulations, including but not limited to internet content requirements, foreign exchange controls, cash repatriation restrictions, intellectual property protection rules and data privacy requirements; and

•                  exposure to different tax jurisdictions that may subject us to greater fluctuations in our effective tax rate and assessments in multiple jurisdictions on various tax-related assertions, including transfer pricing adjustments and permanent establishment; and

•                  increased costs associated with doing business in foreign jurisdictions.

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

Our cloud-based data analytics engines employ a heuristic, or experience-based, approach to detect unknown security threats and behavior of unknown mobile applications. However, new malware and malicious applications are constantly appearing and evolving, and our detection technologies may not detect all forms of security threats or malicious applications encountered by our users. In addition, our applications may not work properly with the Windows, Android or iOS operating systems if we cannot promptly upgrade our applications following any changes or updates to these operating systems. We previously experienced system disruption due to compatibility issues resulting from an update to the Windows operating system.

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

Although we seek to reduce the possibility of disruptions and other outages, our applications may be disrupted by problems with our own cloud-based technology and system, such as malfunctions in our software or other facilities or network overload. Our systems may be vulnerable to damage or interruption caused by telecommunication failures, power loss, human error, computer attacks or viruses, earthquakes, floods, fires, terrorist attacks and similar events. While we locate our servers in multiple data centers across China, as well as in other Asian countries, the United States, Europe, Australia and Brazil, our system are not fully redundant or backed up, and our disaster recovery planning may not be sufficient for all eventualities. Despite any precautions we may take, the occurrence of natural disasters or other unanticipated problems at our hosting facilities could result in interruptions in the availability of our products and services. Any interruption in the ability of our users to use our applications could damage our reputation, reduce our future revenues, harm our future profits, subject us to regulatory scrutiny and lead users to seek alternative products.

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

We regard our trademarks, service marks, patents, domain names, trade secrets, proprietary technologies know-how and similar intellectual property as critical to our success, and we rely on trademark and patent law, trade secret protection and confidentiality and invention assignment agreements with our employees and third parties to protect our proprietary rights. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” for a description for our intellectual property. There can be no assurance that any of our pending patent, trademark or other intellectual property applications will be issued or registered. Any intellectual property rights we have obtained or may obtain in the future may not be sufficient to provide us with a competitive advantage, and could be challenged, invalidated, circumvented, infringed or misappropriated. Given the potential cost, effort, risks and disadvantages of obtaining patent protection, we have not and do not plan to apply for patents or other forms of intellectual property protection for certain of our key technologies. If some of these technologies are later proven to be important to our business and are used by third parties without our authorization, especially for commercial purposes, our business and competitive position may be harmed.

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

Third parties, including our competitors, may assert claims against us for alleged infringements of their technology patents, copyrights, trademarks, trade secrets and internet content. Our internal procedures and licensing practices may not be effective in completely preventing the unauthorized use of copyrighted materials or the infringement of other rights of third parties by us or our users. The validity, enforceability and scope of protection of intellectual property rights in internet-related industries, particularly in China, is uncertain and still evolving. If a claim of infringement brought against us in China or another jurisdiction is successful, we may be required to pay substantial penalties or other damages and fines, enter into license agreements which may not be available on commercially reasonable terms or at all or be subject to injunction or court orders. We may be subject to injunction or court orders or required to redesign our products or technology, any of which could adversely affect our business, financial condition and results of operations. Even if allegations or claims lack merit, defending against them could be both costly and time-consuming and could significantly divert the efforts and resources of our management and other personnel. In addition, regardless of the outcome of the lawsuit, we could suffer reputational harm.

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

Our future success depends substantially on the continued efforts of our management team and key employees, in particular, Mr. Sheng Fu, our chief executive officer, Mr. Ming Xu, our president, and Mr. Charles Chenggong Fan, our chief technology officer. The loss of Mr. Fu, Mr. Xu, Mr. Fan or any of our management team members could harm our business. In addition, if our key employees were unable or unwilling to continue their services with us, we may not be able to replace them easily, in a timely manner, or at all, which could result in significant disruptions to our business. The integration of any replacement personnel could be time-consuming, expensive and cause additional disruption to our business. If any of our management team members or key employees joins a competitor or forms a competing company, we may lose customers, know-how and staff.

Each of our executive officers and key employees has agreed to non-competition obligations. However, these agreements may not be enforceable in China, where our executives and key employees reside, in light of uncertainties relating to China’s legal system. If any of our executive officers or key employees violates the terms of their non-competition or other employment agreements with us, or their legal duties by diverting business opportunities from us, it will result in our loss of corporate opportunities. Although we have adopted a code of business conduct and ethics to help restrict conflicts of interest involving directors and officers, any violation of this code by our directors or officers may materially and adversely affect our business operations, prospects and reputation.

Allegations or lawsuits against us or our management may harm our reputation and have a material and adverse impact on our business, results of operations and cash flows.

We have been, and may become, subject to allegations or lawsuits brought by our competitors, customers, business partners, short sellers, investment research firms or other individuals or entities, including claims of breach of contract or unfair competition. Any such allegation or lawsuit, with or without merit, or any perceived unfair, unethical, fraudulent or inappropriate business practice by us or perceived malfeasance by our management could harm our reputation and user base and distract our management from our daily operations. Allegations or lawsuits against us or our management may also generate negative publicity that significantly harms our reputation, which may materially and adversely affect our user base and our ability to attract customers. In addition to the related cost, managing and defending litigation and related indemnity obligations can significantly divert management’s attention. We may also need to pay damages or settle the litigation with a substantial amount of cash. All of these could have a material adverse impact on our business, results of operation and cash flows.

Our chief executive officer, Mr. Sheng Fu, is named in a lawsuit filed by Qihoo in Hong Kong; there is uncertainty as to the outcome of this lawsuit and its impact on us.

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

We have made and intend to continue to make significant capital investment in strategic investments, acquisitions and partnerships to complement our organic business expansion. We have also made a number of short-term investments in securities and minority investments in companies with strategic value for us. These investments and acquisitions require a significant amount of capital, which decreases the amount of cash available for working capital or capital expenditures. In 2014 and 2015, we have made investments, both long-term and short-term, and acquisitions in an aggregate amount of RMB583.0 million and RMB961.8 million (US$148.5 million), respectively. If these investments and acquisitions do not perform as we have expected, become less valuable to our business due to a change in our overall business strategy, or if the industry or economic trends deteriorate, they could result in significant impairment of goodwill, intangible assets and investments. In addition, acquisitions of businesses and assets may increase our capital and expenses in integrating new businesses and personnel into our own, require significant management attention and result in a diversion of resources away from our existing business, which in turn could have an adverse effect on our business operations. Further, acquisitions could result in increased leverage, potentially dilutive issuances of equity securities and exposure to potential unknown liabilities of the acquired business. The costs of identifying and consummating acquisitions may also be significant. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from relevant government authorities for the acquisitions and comply with applicable laws and regulations, which could result in increased costs and delays.

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

Our revenues have grown significantly in recent years. Our revenues increased from RMB749.9 million in 2013 to RMB1,763.6 million in 2014, representing a 135.2% growth, and further to RMB3,684.4 million (US$568.8 million) in 2015, representing a 108.9% growth.

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

We are subject to seasonality and other fluctuations in our business. Revenues from our online marketing services, which constitute a majority of our revenues, are affected by seasonality in advertising spending in both China and overseas markets. We believe that such seasonality in advertising spending affects our quarterly results, resulting in significant growth in our online marketing services revenues between the third and the fourth quarters but a decline from the fourth quarter to the next quarter.  Thus, our operating results for one or more future quarters or years may fluctuate substantially or fall below the expectations of securities analysts and investors. In such event, the trading price of the ADSs may fluctuate significantly.

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

The internet industry, including the mobile internet industry, is highly regulated in China. Our VIEs and a VIE’s subsidiary are required to obtain and maintain applicable licenses and approvals from different regulatory authorities in order to provide their current services. Under the current PRC regulatory scheme, a number of regulatory agencies, including but not limited to the State Administration of Press, Publication, Radio, Film and Television, or SARFT, the Ministry of Culture, or MOC, Ministry of Industry and Information Technology, or MIIT, the State Council Information Office, or SCIO, and the Cyberspace Administration of China, or CAC, jointly regulate all major aspects of the internet industry, including mobile and PC internet businesses. Operators must obtain various government approvals and licenses for relevant internet or mobile business.

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

The online games currently offered on our platform are primarily developed by and jointly operated with game developers. In addition to the Online Culture Operating License from the MOC, we are also required to obtain an Internet Publishing License from SARFT in order to operate and distribute games through the mobile and PC internet networks.  Each online game is also required to be approved by SARFT prior to the commencement of its operations in China. For domestic online games, within 30 days after the commencement of operation, the operator must finish the registration process with the MOC. Furthermore, an online game operator such as our game developers is required to obtain approval from the MOC in order to distribute virtual currencies for online games such as prepaid value cards, prepaid money or game points. While we endeavor to comply with the registration requirements, some of the developers of the games we publish, who have contractual obligations to procure such approval from SARFT, have not obtained such approval, and certain of the games we published were not registered within 30 days of their commencement of operations. We cannot assure you that we or our game developers will be able to obtain all the required permits, approvals or licenses in a timely manner, or at all. If we or any of such game developers fails to do so, we may have to modify our online game publishing services in a manner disruptive to our business or may not be able to continue to operate the affected online games, which may adversely affect our business and results of operations.

In addition, we commenced our online lottery sales business in April 2014 but suspended such business in March 2015 due to regulatory uncertainty in China. Prior to the suspension in March 2015, we conducted online lottery sales through an online lottery platform by way of a series of cooperation agreements, including (i) cooperation agreements between Suzhou Jiangduoduo and lottery sales offices, which are authorized by lottery issuance authorities, and (ii) cooperation agreements between Suzhou Jiangduoduo’s authorized employees and lottery sales agents that are authorized by lottery issuance authorities or lottery sales offices. Under such business model, we may be deemed a lottery sales agent conducting online lottery sales or an entity providing online sales services to lottery sales offices or lottery sales agents, which would require us to obtain an approval from the Ministry of Finance, or the MOF. We do not have such an approval. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Online Lottery Sales” for relevant laws and regulations.

Considerable uncertainties exist regarding the interpretation and implementation of existing and future laws and regulations governing our business activities. We cannot assure you that we will not be found in violation of any future laws and regulations or any of the laws and regulations currently in effect due to changes in the relevant authorities’ implementation or interpretation of these laws and regulations. If we fail to complete, obtain or maintain any of the required licenses or approvals or make the necessary filings, or otherwise fail to comply with the laws and regulations, we may be subject to various penalties, such as confiscation of revenues that were generated through the unlicensed internet or mobile activities, the imposition of fines and the discontinuation or restriction of our operations. Any such penalties may disrupt our business operations and materially and adversely affect our business, financial condition and results of operations.

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

In addition to Chinese laws and regulations, our business is subject to complex and evolving foreign laws and regulations regarding privacy, data protection, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.

We face risks and costs overseas as our products and services are increasingly offered in overseas markets and may be subject to additional foreign laws regulations. In addition to laws and regulations of China, we are subject to a variety of laws and regulations in foreign jurisdictions that involve matters central to our business, including privacy and data protection, rights of publicity, content, intellectual property, advertising, marketing, distribution, data security, data retention and deletion, personal information, electronic contracts and other communications, competition, protection of minors, consumer protection, telecommunications, taxation, and economic or other trade prohibitions or sanctions. The introduction of new products or expansion of our activities in certain jurisdictions may subject us to additional laws and regulations. In addition, foreign data protection, privacy, and other laws and regulations can be more restrictive than those in the United States.

These foreign laws and regulations are constantly evolving and can be subject to significant change. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate, and may be interpreted and applied inconsistently from country to country and inconsistently with our current policies and practices. For example, regulatory or legislative actions affecting the manner in which we display content to our users could adversely affect user growth and engagement. Such actions could affect the manner in which we provide our services or adversely affect our financial results.

The existing and proposed laws and regulations, as well as any associated inquiries, investigations, or actions, can be costly to comply with and can delay or impede the development of new products, result in negative publicity, increase our operating costs, require significant management time and attention, and subject us to remedies that may harm our business, including fines or demands or orders that we modify or cease existing business practices.

We may not be able to sustain profitability and may not be able to obtain additional capital in a timely manner or on acceptable terms, or at all.

Although we had a net loss of RMB30.2 million in 2011, we were able to achieve net income in the subsequent years. However, we may not remain profitable and we may incur net losses in the future as we continue to develop our mobile business and expand our markets outside China. Our net income attributable to Cheetah Mobile shareholders increased by 9.6% from RMB 62.0 million in 2013 to RMB 67.9 million in 2014, and further by 159.9% to RMB176.6 million (US$27.3 million) in 2015. The relatively slow growth of net income in 2014 was primarily due to a significant increase in marketing spending to grow our global mobile user base, and the expansion of our mobile business team to develop mobile applications and expand our mobile business in the global market. Although our net income increased more significantly in 2015, and we expect to take a more balanced approach towards user acquisition and revenue growth in 2016, we may not be able to sustain profitability and we may not be able to raise sufficient capital to satisfy our anticipated capital expenditures and other cash needs, in which case our business, results of operations and financial condition may be materially adversely affected.

We have granted, and may continue to grant, options, restricted shares and other types of share-based incentive awards, which may result in increased share-based compensation expenses.

We adopted a share award scheme, or the 2011 Plan, in May 2011, a 2013 equity incentive plan, or the 2013 Plan, in January 2014, and a restricted shares plan, or the 2014 Plan, in April 2014, pursuant to which we are authorized to grant options, restricted shares, restricted share units and other awards to our directors, officers, other employees and consultants, as each plan may provide. In addition to our share incentive plans, we have also granted share-based incentive awards in connection with certain investments and acquisitions made by us, and Moxiu Technology (Beijing) Co., Ltd., or Moxiu Technology, our 52.1%-owned subsidiary, has granted options to purchase its ordinary shares to certain employees. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Awards.” In 2013, 2014 and 2015, we recorded RMB37.4 million, RMB173.3 million and RMB315.4 million (US$48.7 million), respectively, of share-based compensation expenses. The amount of these expenses is based on the fair value of the share-based incentive awards we granted, and the recognition of unrecognized share-based compensation expenses will depend on the forfeiture rate of our unvested share-based awards. Expenses associated with share-based compensation have affected our net income and may reduce our net income in the future, and any additional securities issued pursuant to share-based incentive awards will dilute the ownership interests of our shareholders, including holders of the ADSs. We believe the granting of share-based incentive awards is of significant importance to our ability to attract and retain key personnel, employees and consultants, and we will continue to grant share-based incentive awards in the future. As a result, our share-based compensation expenses may increase, which may have an adverse effect on our results of operations.

We are a “controlled company” within the meaning of the rules of NYSE Listed Company Manual as well as a foreign private issuer. As a result, we qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to shareholders of companies that are subject to such requirements.

As of March 31, 2016, Kingsoft Corporation owned 60.8% of the total voting rights in our company. As a result, we are a “controlled company” under Section 303A of the NYSE Listed Company Manual. As a controlled company, we rely on certain exemptions that are available to controlled companies from the NYSE corporate governance requirements, including the requirements that:

•                  a majority of our board of directors consist of independent directors;

•                  our compensation committee be composed entirely of independent directors; and

•                  our nominating and corporate governance committee be composed entirely of independent directors.

In addition, we currently rely on the home country practice exemption available under NYSE corporate governance rules to have an audit committee consisting of two instead of three independent directors. The NYSE corporate governance rules permit a foreign private issuer like us to follow the corporate governance practices of its home country.  Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance rules. As we rely on the controlled company exemptions and a home country practice exemptions as described above, our investors may not have the same protection afforded to shareholders of companies that fully comply with NYSE corporate governance requirements. We may also opt to rely on additional controlled company exemptions or home country practice exemptions in the future.

Furthermore, because we qualify as a foreign private issuer under the Securities Exchange Act of 1934, as amended, or the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time, and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. As a result, you may not be provided with the same benefits as a shareholder of a U.S. issuer.

We may have conflicts of interest with Kingsoft Corporation and, because of Kingsoft Corporation’s controlling voting interest in our company, we may not be able to resolve such conflicts on favorable terms for us.

As of March 31, 2016, Kingsoft Corporation owned 60.8% of the total voting rights in our company, and therefore it has decisive influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Without the consent of Kingsoft Corporation, we may be prevented from entering into transactions that could be beneficial to us. Conflicts of interest may arise between Kingsoft Corporation and us or our other shareholders in a number of areas relating to our past and ongoing relationships. Potential conflicts of interest that we have identified include the following:

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

Developing business relationships with Kingsoft Corporation’s competitors. So long as Kingsoft Corporation remains as our controlling shareholder, we may be limited in our ability to do business with its competitors, such as other internet-based software developers, distributors and service providers in China. This may limit the effectiveness of our online advertisements and may not be in the best interests of our company and our other shareholders.

Employee recruiting and retention. Because both Kingsoft Corporation and we are engaged in internet-related businesses in China, we may compete with Kingsoft Corporation in hiring new employees, in particular employees with expertise in technology.

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

We may be the target of anti-competitive, harassing or other detrimental conduct by third parties. For example, the APUS Group, an Android app developer, has published certain negative statements about our company and products, and we have filed a complaint on May 27, 2015 in the district court of Northern District of California against the APUS Group for defamation and trade libel, among other things. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” Allegations, directly or indirectly against us or any of our executive officers, may be posted on the internet, including in internet chat-rooms or on blogs or websites by anyone, whether or not well-founded, on an anonymous basis. In addition, third parties may file complaints, anonymous or otherwise, to regulatory agencies. We may be subject to regulatory or internal investigation as a result of such third-party conduct and may be required to expend significant time and incur substantial costs to address such third-party conduct, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Additionally, our reputation could be harmed as a result of the public dissemination of anonymous allegations or malicious statements about our business, which in turn may cause us to lose users and customers and adversely affect our business and results of operations.

If we fail to implement and maintain an effective system of internal control, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2015. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” In addition, our independent registered public accounting firm has issued an attestation report, which concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2015.

However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm, if applicable, may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Any failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our consolidated financial statements, which in turn could harm our business and negatively impact the market price of the ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

In the past, we have derived substantially all of our revenue from China. As we continue to monetize our international operations, we have started to generate a significant portion of revenue from overseas markets, primarily including the United States, Europe and certain emerging markets (other than China). In addition, we may have to obtain financing to support our business operations and any expansion plans. Therefore, our business and prospect is influenced by the Chinese as well as the global economy. The global financial markets have experienced significant disruptions since 2008, and the United States, Europe and other economies have experienced recession. The recovery from the lows of 2008 and 2009 has been uneven and is facing new challenges, including the escalation of the European sovereign debt crisis since 2011 and the slowdown of the Chinese economy since 2012. It is unclear whether the Chinese economy will resume its high growth rate. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. There have also been concerns over unrest and terrorist activities and attacks in the Middle East, Africa, Europe, the United States and Asia, which have resulted in volatility in oil and other markets, as well as concerns over the economic effect of the tensions in Japan’s relationship with China. A prolonged slowdown in the global or Chinese economy may lead to a reduced amount of online marketing and reduced spending on online games, which could materially and adversely affect our business, financial condition and results of operations. Moreover, a slowdown or disruption in the global or Chinese economy may have a material and adverse impact on the financing available to us.

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

In addition, our business could be adversely affected by the outbreak of health pandemics, including influenza A, such as H7N9, severe acute respiratory syndrome (SARS) or other pandemics. Any occurrence of these pandemic diseases or other adverse public health developments in China and other countries where we operate or elsewhere could severely disrupt our staffing or the staffing of our customers or business partners and otherwise reduce the activity levels of our work force and the work force of our customers or business partners, causing a material and adverse effect on our business operations.

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

Foreign ownership of internet-based, including mobile-based, businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates internet access, distribution of online information, online advertising, distribution and operation of online games through strict business licensing requirements and other government regulations. These laws and regulations also limit foreign ownership of PRC companies that provide internet information services. Specifically, foreign ownership of an internet information provider, except in the case of e-commerce service providers,  may not exceed 50%. In addition, according to the Several Opinions on the Introduction of Foreign Investment in the Cultural Industry promulgated by the MOC, the SARFT, the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce, or the MOFCOM, in July 2005, foreign investors are prohibited from investing in or operating, among other things, any internet cultural operating entities. Companies providing mobile internet services such as ours are governed by these rules and regulations on internet companies in China.

We are a Cayman Islands company and we conduct our operations in China primarily through our VIEs and a VIE’s subsidiary. Our VIEs and a VIE’s subsidiary contributed a significant portion of our consolidated revenues in the years ended December 31, 2013, 2014 and 2015. We exercise effective control over our VIEs and a VIE’s subsidiary through a series of contractual arrangements that those entities and/or their shareholders signed with two of our wholly-owned PRC subsidiaries, namely, Beijing Kingsoft Internet Security Software Co., Ltd., or Beijing Security, and Conew Network. Our contractual arrangements with our VIEs and their shareholders enable us to exercise effective control over our VIEs and a VIE’s subsidiary and give us the obligation to absorb losses and the right to receive benefits of the VIEs and a VIE’s subsidiary, enabling us to consolidate their operating results. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our VIEs.”

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

We rely on contractual arrangements with our VIEs and their shareholders for the operation of our business in China, which may not be as effective as direct ownership.

Because of PRC restrictions on foreign ownership of internet businesses in China, we depend on contractual arrangements with our VIEs, in which we have no ownership interest, to conduct our business in China. These contractual arrangements are intended to provide us with effective control over these entities and allow us to obtain economic benefits from them. Our VIEs are owned directly by Messrs. Sheng Fu, Ming Xu and Wei Liu, who are also our core management and/or director, as well as Ms. Weiqin Qiu, an affiliate of our company. For additional details on these ownership interests, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our VIEs.” However, these contractual arrangements may not be as effective in providing control as direct ownership. For example, our VIEs and their shareholders could breach their contractual arrangements with us by, among other things, failing to operate our business in an acceptable manner or taking other actions that are detrimental to our interests. If we were the controlling shareholder of these VIEs with direct ownership, we would be able to exercise our rights as shareholders to effect changes to their board of directors, which in turn could implement changes at the management and operational level. However, under the current contractual arrangements, as a legal matter, if our VIEs or their shareholders fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies under PRC law, including contract remedies, which may be time-consuming, unpredictable and expensive. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing them, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and damage our reputation. See “—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.”

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

It remains uncertain whether the ownership by multiple Chinese persons in a foreign company would be aggregated or separately counted in determining “control” under the draft Foreign Investment Law. It is likely that we would not be considered as ultimately controlled by Chinese parties, as our controlling shareholder, Kingsoft Corporation, a Cayman Islands company, holds approximately 60.8% of our total voting power, and no single Chinese resident person may be deemed to control Kingsoft Corporation. The draft Foreign Investment Law has not taken a position on what actions will be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties, although a few possible options were proposed at the comment solicitation stage. Moreover, it is uncertain whether the internet industry, in which our VIEs and a VIE’s subsidiary operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued.  If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, if any, such as MOFCOM market entry clearance or certain restructuring of our corporate structure and operations, to be completed by companies with existing VIE structure like us, we may face substantial uncertainties as to whether these actions can be timely completed, or at all, and our business and financial condition may be materially and adversely affected.

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

As of March 31, 2016, Kingsoft Corporation, our controlling shareholder, and Messrs. Sheng Fu and Ming Xu, directly or through their holding vehicles, together beneficially own an aggregate of 58.8% of our total outstanding Class A and Class B shares, and 72.6% of the total voting power. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of any contemplated sale of our company and may reduce the price of our ADSs.

We may lose the ability to use and enjoy vital assets held by our VIEs and a VIE’s subsidiary if such entities go bankrupt or become subject to a dissolution or liquidation proceeding.

Some of our VIEs and a VIE’s subsidiary hold certain assets that are essential to the operations of our platform and important to the operation of our business in China, such as the ICP licenses, Online Culture Operating Licenses, patent applications and software copyrights for the proprietary technology.  If any of these entities goes bankrupt and all or part of its assets become subject to liens or rights of third party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of such entities undergoes a voluntary or involuntary liquidation proceeding, the unrelated third party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

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

A great majority of our assets are located in China and a significant number of our users, suppliers, customers and business partners are from China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally, and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Despite the economic reforms in the past decades, the Chinese government continues to play a significant role in regulating industrial development through industrial policies. The Chinese government also exercises significant control over the Chinese economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth in recent decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy but may also have a negative effect on us. The Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China and, since 2012, Chinese economic growth has slowed. Any prolonged slowdown in the Chinese economy may reduce the demand for our applications in China and adversely affect our business, financial condition and results of operations.

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

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry, including mobile internet companies. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulation of the internet business include, but are not limited to, the following:

•                  There is uncertainty relating to the evolving licensing practices and the requirement for real-name registrations. For example, we were previously required under the PRC law to request users to provide their real names and personal information only in regard to the bulletin board system services that we provide in support of our applications, online game operations and online lottery business. However, pursuant to the Administrative Measure on Usernames of Internet Users’ Accounts, which became effective in March 2015, we are required to request users to provide their real names and personal information for user registration regardless of the kind of internet information services that we provide. We cannot assure you that PRC regulators would not require us to implement compulsory real-name registration in the future. Furthermore, we may fail to obtain or renew permits or licenses that are or may be deemed necessary for our operations. See “—Risks Relating to Our Business and Industry—If we fail to obtain and maintain the requisite licenses and approvals or otherwise comply with the laws and regulations under the complex regulatory environment applicable to our businesses in China, or if we are required to take actions that are time-consuming or costly, our business, financial condition and results of operations may be materially and adversely affected” and “Item 4. Information on the Company—B. Business Overview—Regulations.”

•                  The evolving PRC regulatory system for the internet industry may lead to establishment of new regulatory agencies. For example, in August 2014, CAC took over the administrative role to supervise internet content management in China. Further, new laws, regulations or policies may be promulgated or announced that will regulate internet activities, including internet publication and online advertising businesses, and we may not be able to fully and timely comply with such new laws, regulations or policies. If these new laws, regulations or policies are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

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

The PRC government has adopted regulations governing internet and wireless access and the distribution of information over the internet and wireless telecommunication networks. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet or wireless networks content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, fraudulent or defamatory. Furthermore, internet content providers are also prohibited from displaying content that may be deemed by relevant government authorities as “socially destabilizing” or leaking “state secrets” of the PRC. Failure to comply with these requirements may result in the revocation of licenses to provide internet content or other licenses, the closure of the concerned platforms and reputational harm. The operator may also be held liable for any censored information displayed on or linked to their platform, and hence we may also be subject to potential liability for any unlawful actions by our users or customers on our platform. For a detailed discussion, see “Item 4. Information on the Company—B. Business Overview—Regulations.”

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

The Chinese government has provided various tax incentives to our subsidiaries and VIEs in China. These incentives include reduced enterprise income tax rates. For example, under the EIT Law and its implementation rules, the statutory enterprise income tax rate is 25%. However, an enterprise holding a valid certificate of new software enterprise or animation enterprise is entitled to an exemption of enterprise income tax for the first two years and a 50% reduction of enterprise income tax for the subsequent three years, commencing from the first profit-making year. In addition, enterprises that are granted the high and new technology enterprises status shall enjoy a favorable income tax rate of 15%. Certain of our PRC subsidiaries and VIEs were eligible for preferential tax treatments as new software enterprises, animation enterprise and/or high and new technology enterprises. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation.” Any increase in the enterprise income tax rate applicable to our PRC entities in China, or any discontinuation or retroactive or future reduction of any of the preferential tax treatments currently enjoyed by our PRC entities in China, could adversely affect our business, financial condition and results of operations. In addition, in the ordinary course of our business, we are subject to complex income tax and other tax regulations and significant judgment is required in the determination of a provision for income taxes. Although we believe our tax provisions are reasonable, if the PRC tax authorities successfully challenge our position and we are required to pay tax, interest and penalties in excess of our tax provisions, our financial condition and results of operations would be materially and adversely affected.

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

Most of these financing means are subject to PRC regulations and approvals. For example, loans by us to our wholly-owned PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the SAFE. If we decide to finance our wholly-owned PRC subsidiaries by means of capital contributions, these capital contributions must be approved by the MOFCOM or its local counterpart. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to our VIEs or a VIE’s subsidiary, which are PRC domestic companies. Further, we are not likely to finance the activities of our VIEs or a VIE’s subsidiary by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in mobile internet services, online advertising, online games and related businesses.

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

We may rely on dividends paid by our subsidiaries, including PRC subsidiaries, to fund any cash and financing requirements we may have. Any limitation on the ability of our subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.

We are a holding company, and we rely on a significant amount of dividends from our subsidiaries, including our PRC subsidiaries, for our cash requirements, including the funds necessary to pay dividends and other cash distributions to the holders of the ADSs and our ordinary shares and service any debt we may incur. If our subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

With respect to our PRC subsidiaries, under PRC laws and regulations, wholly foreign-owned enterprises in the PRC, such as Conew Network and Zhuhai Juntian Electronic Technology Co., Ltd., or Zhuhai Juntian, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. At the discretion of the board of directors of the wholly foreign-owned enterprise, it may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. Any limitation on the ability of our wholly-owned PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. In July 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, the exchange rate between the Renminbi and the U.S. dollar had been stable and traded within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. In addition, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals.

Our revenues and costs are partly denominated in Renminbi and partly denominated in foreign currencies, primarily U.S. dollars. Any significant revaluation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, the ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars into Renminbi for capital expenditures and working capital and other business purposes, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, a significant depreciation of the Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. As of the date of this annual report, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental control of currency conversion may limit our ability to utilize our cash balance effectively and affect the value of your investment.

The PRC government imposes control on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive part of our revenues in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from the SAFE. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

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

•                  short seller reports that make allegations against us or our affiliates, even if unfounded;

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

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we remain as an emerging growth company. We have voluntarily complied with the requirements of Section 404 and our independent auditor has provided a report that attests to the effectiveness of our internal control over financial reporting as of December 31, 2015. However, if we elect not to comply with such auditor attestation requirements in the future, our investors may not have access to certain information they may deem important.  We would cease to be an emerging growth company upon the earliest to occur of (1) the last day of the fiscal year in which we have more than US$1.0 billion in annual revenue; (2) the date we qualify as a “large accelerated filer,” with at least US$700 million of equity securities held by non-affiliates; (3) the issuance, in any three-year period, by us of more than US$1.0 billion in non-convertible debt securities; and (4) the last day of the fiscal year ending after the fifth anniversary of our initial public offering in May 2014.

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

Sales of substantial amounts of our ADSs in the public market, sales of our ordinary shares, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. Ordinary shares held by our pre-IPO shareholders may be sold in the public market subject to the restrictions in Rule 144 under the Securities Act. In addition, ordinary shares issued pursuant to our share incentive plans are eligible for sale in the public market subject to restrictions of Rule 144 under the Securities Act or through registration under the Securities Act, as applicable. In addition, we have granted certain shareholders Form F-3 registration rights and the piggyback registration rights. Registration of these shares under the Securities Act may result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Any market sales of securities held by our significant shareholders or any other shareholder may have an adverse impact on the market price of the ADSs.

Our articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

Our currently effective fourth amended and restated articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights, and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, represented by ADSs or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our ordinary shares and the ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, as amended from time to time, the Companies Law (2013 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Save for certain limited exceptions, upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares. All of the ordinary shares held by our shareholders prior to the completion of the initial public offering were redesignated as Class B ordinary shares upon completion of the offering. Kingsoft Corporation, our controlling shareholder, and our founders Mr. Sheng Fu and Mr. Ming Xu, directly or through their holding vehicles, beneficially own an aggregate of 58.8% of our total outstanding shares, representing 72.6% of our total voting power as of March 31, 2016, which give them considerable influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

We have incurred increased costs as a result of being a public company, and the costs may continue to increase in the future.

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

As a company with less than US$1.0 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act, and may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. See “—We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements” for details. After we are no longer an emerging growth company, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

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

If we are a PFIC in any taxable year, a U.S. holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or Class A ordinary shares and on the receipt of distributions on the ADSs or Class A ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules and such holders may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. holder holds the ADSs or our Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds the ADSs or our Class A ordinary shares. For more information see “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Considerations.”

Item 4.                                                         Information on the Company

A.                                    History and Development of the Company

Our company is a holding company incorporated in the Cayman Islands in July 2009 as a wholly-owned subsidiary of Kingsoft Corporation, a Cayman Islands company publicly listed on the Hong Kong Stock Exchange (Stock Code: 3888) since October 2007. We changed our name from the previous Kingsoft Internet Software Holdings Limited to Cheetah Mobile Inc. in March 2014.

In August 2009, we established our wholly-owned Hong Kong subsidiary, Cheetah Technology Corporation Limited, or Cheetah Technology. Following our incorporation in July 2009, we underwent a series of restructuring transactions in 2009 and 2010. After the restructuring, Zhuhai Juntian, which was originally a wholly-owned subsidiary of Kingsoft Corporation in China, became a wholly-owned subsidiary of Cheetah Technology in December 2009. Zhuhai Juntian incorporated Beijing Security as its wholly-owned subsidiary in China in November 2009. Through a series of VIE contractual arrangements established in January 2011, Beike Internet, an entity previously consolidated in Kingsoft Corporation’s group, became our VIE. Beike Internet was renamed as Beijing Cheetah Mobile Technology Co., Ltd., or Beijing Mobile, in August 2015. We established Cheetah Mobile America, Inc. in the United States in November 2012.

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

Beijing Kingsoft Network Technology Co., Ltd., or Beijing Network, Beijing Antutu Technology Co., Ltd., or Beijing Antutu, and Guangzhou Kingsoft Network Technology Co., Ltd., or Guangzhou Network, were incorporated in China in July 2012, June 2013 and September 2013, respectively, as our VIEs and had been consolidated in our financial statements since their incorporation. In October 2015, Beijing Network was renamed as Beijing Cheetah Network Technology Co., Ltd. In the same month, we terminated our VIE contractual arrangements with Beijing Antutu and Guangzhou Network, which these two entities became the wholly-owned subsidiaries of Beijing Security. We exercise effective control over our current VIEs, including Beijing Mobile, Beijing Network and Beijing Conew through contractual arrangements among them, their shareholders and our applicable PRC subsidiaries, Beijing Security and Conew Network.  For a detailed description of our contractual arrangements with the VIEs, see “—C. Organizational Structure—Contractual Arrangements with Our VIEs.”

Beijing Mobile incorporated a subsidiary, Suzhou Jiangduoduo Technology Co., Ltd., in China in January 2014. In April 2014, we acquired certain assets relating to an online lottery sales business. In April 2014, we started to conduct online lottery sales. In March 2015, we suspended the online lottery sales in response to the PRC government’s regulatory measures. See “Item 3. Key Information on the Company—D. Risk Factors—Risks Relating to our Business and Industry—If we fail to obtain and maintain the requisite licenses and approvals or otherwise comply with the laws under the complex regulatory environment applicable to our businesses in China, or if we are required to take actions that are time-consuming or costly, our business, financial condition and results of operations may be materially and adversely affected” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Online Lottery Sales.”

In May 2014, we completed our initial public offering, in which we offered and sold 138,000,000 Class A ordinary shares represented by ADSs. The ADSs are listed on the NYSE under the symbol “CMCM.”

In 2015, we established several wholly-owned subsidiaries, including Hongkong Cheetah Mobile Technology Limited in Hong Kong, for investment and holding purposes.

We have grown organically and through acquisitions, partnerships and investments in recent years. For example, we acquired Hongkong Zoom Interactive Network Marketing Technology Limited, or Hongkong Zoom, a mobile advertising company, in July 2014, and MobPartner S.A.S., or MobPartner, a mobile advertising company based in San Francisco, London, Paris and Beijing, in April 2015. In May 2015, we started to consolidate Moxiu Technology (Beijing) Co., Ltd., a provider of mobile launchers, upon acquisition of an aggregate 52.1% equity interest.

Our principal executive offices are located at Hui Tong Times Square, No. 8 Yaojiayuan South Road, Chaoyang District, Beijing, 100123, People’s Republic of China. Our telephone number at this address is +86-10-6292-7779. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., of 4th Floor, 400 Madison Avenue, New York, New York 10017.

B.                                    Business Overview

We operate a platform that offers mobile and PC applications for our users and global content promotional channels for our customers, both of which are powered by our proprietary cloud-based data analytics engines. Our mission is to make the mobile and PC internet experience speedier, simpler and safer for users worldwide.

For our users, our diversified suite of applications optimizes mobile and PC internet system performance and provides real time protection against known and unknown security threats. The number of monthly active users of our mobile applications increased from 166.2 million in 2013 to 395.4 million in 2014, and further to 635.5 million 2015. Our applications had been installed on 346.6 million, 1,089.1 million and 2,340.8 million mobile devices as of December 31, 2013, 2014 and 2015, respectively.

For our customers, our platform provides them multiple user traffic entry points and global content promotional channels capable of delivering targeted content to hundreds of millions of people. Our customers include direct advertisers and mobile advertising networks through which advertisers place their advertisements.

Our proprietary cloud-based data analytics engines form the core of our platform. For our users, the data analytics engines perform real time analysis of mobile applications, program files and websites on their devices for behavior that may impair system performance or impose security risks. Data analytics also help us present more personalized content and information to our users that is aimed to increase user engagement.  For our customers, the data analytics engines help create user interest graphs according to a number of dimensions such as online shopping, gaming and frequently used applications, thus facilitating targeted content delivery.

Although substantially all of our applications are free to our users, our large user base presents monetization opportunities for us and our customers. We generate revenues from our online marketing services primarily by providing mobile advertising services to advertisers worldwide, and also by selling advertisements and referring user traffic on our mobile and PC platforms. We generated 81.7%, 75.0% and 88.0% of our revenues from online marketing services in 2013, 2014 and 2015, respectively. We also generate revenues by providing internet value-added services, or IVAS, primarily from online game publishing.

By platform, our revenues generated from our mobile business, or mobile revenues, increased by 741.3% from RMB55.3 million in 2013 to RMB465.0 million in 2014, and further increased by 423.2% to RMB2,433.2 million (US$375.6 million) in 2015. Mobile revenues accounted for 66.0% of our total revenues in 2015, compared to 26.4% and 7.4% in 2014 and 2013, respectively. Since we began our overseas monetization efforts in the second quarter of 2014, revenues from overseas markets, primarily the United States, Europe and certain emerging markets (other than China), have increased significantly. For the years ended December 31, 2014 and 2015, overseas revenues accounted for 12.6% and 50.0% of our total revenues, respectively, and 47.7% and 75.7% of mobile revenues, respectively.

Our Core Applications for Users

The table below sets forth some basic information of our core mobile and PC applications for users.

Name	Operating System	Date of Launch or Acquisition	Google Play Rating on December 31, 2015	Number of Languages Available as of December 31, 2015
Clean Master	Android	September 2012(L)	4.7	32
CM Security	Android	January 2014(L)	4.7	20
Battery Doctor	Android	September 2011(L)	4.5	28
	iOS	July 2011(L)
Cheetah Browser / CM Browser*	Windows	June 2012(L)	4.6	26
	Android	June 2013(L)
	iOS	June 2013(L)
CM Launcher	Android	December 2014(L)	4.6	33
Photo Grid	Android	May 2013(A)	4.5	33
	iOS	May 2013(A)
CM Locker	Android	December 2014(L)	4.7	40
Duba Anti-virus	Windows	November 2000(L)	N/A	1

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

Cheetah Browser and CM Browser

Cheetah Browser is our high speed, safe web browser available for both PCs and mobile devices. We launched the PC edition in June 2012 and the mobile edition in June 2013. Cheetah Browser PC edition is a dual-core web browser, integrating the functionality of both the Chromium open-source rendering engine and the Internet Explorer rendering engine. The integrated Internet Explorer rendering engine provides maximum compatibility with pages across the internet, while the Chromium browser kernel operates at higher speeds. Cheetah Browser’s intelligent core switching engine analyzes each web page visited and selects the fastest and most compatible rendering engine for that page.

CM Browser is a light and fast mobile browser that we officially launched in June 2014, targeting overseas markets. CM Browser can protect users from malicious threats without compromising browsing speed.

CM Launcher

CM Launcher was launched in December 2014 on the Android platform, and is a secure launcher that offers acceleration, secure protection, stylish wallpapers. It also automatically organizes mobile apps based on personal behavior. It is used to increase the startup speed of phones and boost their performance. Despite its light weight, CM Launcher enables apps to load quicker. Its anti-virus engine protects users’ personal info and app data and block viruses and malware. CM Launcher automatically classifies users’ apps into intelligent folders based on their habits, and recommends apps that are popular with the people in their neighborhood. In addition, it customizes users’ unique wallpaper to fit their personal style.

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

CM Locker

CM Locker was launched in December 2014 on the Android platform. It is a lightweight lock screen with prompt notifications and maximum security. CM Locker enables users to access essential phone functions easily and quickly.

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

Products and Services for Our Customers

Mobile advertising platform

Cheetah Ad Platform is a platform through which customers primarily purchase advertisements across multiple locations of our mobile applications, and to a lesser extent, on third-party advertising publishers’ mobile applications. This mobile advertising platform helps customers reach their target audience through our advertising products. Ads of our customers are integrated into our mobile products in a manner designed to enhance returns for customers while optimizing user experience. As of December 31, 2015, we aggregated ads from Facebook, Yahoo, Google, Tencent, Baidu and more than 20 global mobile advertising networks on our mobile advertising platform. In addition, we have direct sales forces in China and overseas markets. Our ad serving technology helps to determine the best available ad to show to each user based on the combination of the user’s unique attributes and the real-time comparison of bids from eligible ads.

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

Users can click on links on the duba.com start page to access our customers’ websites or search information using their selected search engine. We charge fees to our customers based on different criteria such as cost per sale, cost per click, cost per period and cost per installation for transactions or other activities that originate from our duba.com start page. The unit price is subject to negotiation based on the traffic we bring to the customers.

Game publishing

Through our PC game centers and mobile applications, we publish web game and mobile game categories and a wide array of genres such as MMORPGs, first person shooters, action, adventure, sports, puzzle, children’s and casual games. Substantially all of these games are free to play and we generate revenues from game players’ purchase and recharge of virtual currencies used in online games through our user account management system.

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

Data analytics engines powering our products and services for customers

Using cloud-based big data analytics, we have created our proprietary Face Mark system to graph our users’ interests according to a number of dimensions such as online shopping, gaming and frequently used applications. We have also developed “Cross-over” delivery technology that can identify audience groups across “multi-screens” regardless of what devices or operating systems these audience groups may use, as long as they have installed any of our applications. With the Face Mark system and Cross-over delivery technology, we can more precisely help our customers promote their own brands, products and services to target audiences and achieve a higher return on investments.

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

Our Customers

Our customers primarily comprise customers for our online marketing services. For our mobile platform, our customers comprise direct advertisers including mobile application developers, mobile game developers and e-commerce companies, and our partnering mobile advertising networks through which advertisers place their advertisements on our mobile applications, such as Facebook, Yahoo, Google and Tencent. For our PC platform, our customers primarily comprise e-commerce companies and search engines, such as Baidu, Alibaba, Sogou and Tencent, who pay us for referring user traffic to them from our platform. In 2013, 2014 and 2015, our five largest customers in aggregate contributed approximately 65.0%, 55.5% and 59.1% of our revenues, respectively.  See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Because a small number of customers contribute to a significant portion of our revenues, our revenues and results of operations could be materially and adversely affected if we were to lose a significant customer or a significant portion of its business.”

Marketing

We remain focused on driving organic growth for our products and services by improving user experience. We use social networks, online campaigns and offline events to promote our brand, products and services. We promote our brand, products and services across major social platforms such as Facebook, Weibo and Weixin. Over the past years, our creative team has produced a number of product and branding videos for video sharing sites such as Youku and YouTube.

We closely track user growth in key countries across the United States, Europe, Latin America, and Southeast Asia. We currently acquire users through continued online promotion and offline pre-installation. We also grow our traffic organically through cross-promotion.

We have implemented a number of marketing initiatives designed to promote our brand among potential users and customers globally. For example, we hosted an event called “Connect: Cross-Pacific Mobile Internet Conference” in San Francisco featuring former U.S. vice-president Al Gore as a keynote speaker, which attracted over 900 attendees. We also held an international roadshow featuring our Cheetah ad platform to introduce our advertising services to potential advertisers in some of our most important markets.

Competition

We face intense competition in all lines of our business. In the mobile internet space, we generally compete with other mobile application developers, including developers that offer products claiming to perform similar functions as our core applications, such as Clean Master, CM Security, Battery Doctor, CM Launcher and Cheetah Browser. In the internet space, we mainly compete with Qihoo in China’s internet security and anti-virus market. In addition, we compete with all major internet companies for user attention and advertising spend.

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

Patents. As of March 31, 2016, we had 770 patents in China and three patents outside China relating to our software and other proprietary technology. Of such 773 patents, 430 patents were either independently or jointly held by Zhuhai Juntian, Beijing Security, Conew Network, Beijing Antutu and Guangzhou Network, our wholly-owned PRC subsidiaries, 211 patents were either independently or jointly held by Beijing Mobile, Beijing Network, Suzhou Jiangduoduo, our VIEs and a VIE’s subsidiary, and 12 patents were jointly owned by our wholly-owned PRC subsidiaries and VIEs. The 773 patents will expire between April 2024 and September 2033. In addition, as of March 31, 2016, we had a total of 1,673 patent applications in China and 148 patents applications outside China. In relation to the proprietary technologies that are essential to the operations of our platform and important to our business, Zhuhai Juntian, Beijing Security, Conew Network, Beijing Antutu and Guangzhou Network, our wholly-owned PRC subsidiaries, had independently filed 1,430 patent applications, and Beijing Mobile, Beijing Network and Suzhou Jiangduoduo, our VIEs and a VIE’s subsidiary, had independently or jointly filed 243 patent applications and had jointly filed an additional 122 patent applications together with Zhuhai Juntian, Beijing Security, Conew Network, Beijing Antutu or Guangzhou Network. The patents that are in the process of application by our VIEs and a VIE’s subsidiary will expire between May 2024 and March 2036, or 20 years after the date of application.

Copyrights. As of March 31, 2016, we had registered 230 copyrights, including 210 software copyrights and 20 artwork copyrights. In relation to our core proprietary technologies, Beijing Mobile, Beijing Network and Suzhou Jiangduoduo, our VIEs and a VIE’s subsidiary, independently or jointly owned 30 software copyrights, and jointly owned an additional 41 software copyrights together with Cheetah Technology Corporation Limited, Zhuhai Juntian, Beijing Security, Conew Network or Guangzhou Network. All the software copyrights owned by our VIEs (excluding Beijing Conew) have been published between September 2009 and June 2015. Software copyrights are protected until the end of the 50th calendar year starting from the date of first publication.

Trademarks. As of March 31, 2016, we had registered 781 trademarks in China. In addition, we had filed 543 trademark applications. We had 526 registered trademarks and had filed a total of 999 trademark applications outside China.

Domain names. As of March 31, 2016, we had registered 162 domain names, including www.cmcm.com, www.duba.com, www.ijinshan.com, liebao.cn and 9724.com.

As our VIEs and a VIE’s subsidiary hold a significant amount of patents and copyrights essential to our business operations, if we lose control over any of them or if any of them goes bankrupt, our business operations may be severely interrupted. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—We may lose the ability to use and enjoy vital assets held by our VIEs and a VIE’s subsidiary if such entities go bankrupt or become subject to a dissolution or liquidation proceeding.”

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

Regulations

As a significant portion of our business operations are conducted in China, we are materially affected by the laws and regulations in China. This section summarizes the principal PRC laws and regulations relevant to our current businesses, including online marketing, online game (including online mobile and PC games) operations, online lottery and advertising agency, as well as foreign currency exchange and dividend distributions.

Regulations on Telecommunications Services and Foreign Ownership Restrictions

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

The Regulations on the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which took effect on January 1, 2002 and were amended on September 10, 2008, are the major rules on foreign investment in telecommunications companies in China. The FITE Regulations stipulate that the foreign investor of a telecommunications enterprise is prohibited from holding more than 50% of the equity interest in a foreign-invested enterprise that provides value-added telecommunications services, including internet information services. Moreover, such foreign investor shall demonstrate a good track record and experience in operating value-added telecommunications services when applying for the value-added telecommunications business operation license from the MIIT. In June 2015, the MIIT relaxed control over foreign ownership in certain telecommunication-related sectors, but in a very limited manner.

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

To comply with such foreign ownership restrictions, we operate our businesses in China through Beijing Mobile and Beijing Network, our VIEs, and Suzhou Jiangduoduo, a subsidiary of Beijing Mobile. Our VIEs are owned by PRC citizens. Each of these entities is controlled by Beijing Security or Conew Network, our wholly-owned subsidiaries, through a series of contractual arrangements. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our VIEs.” Based on our PRC legal counsel, Global Law Office’s understanding of the current PRC laws, rules and regulations, our corporate structure complies with all applicable PRC laws, and does not violate, breach, contravene or circumvent or otherwise conflict with any applicable PRC laws. However, we were further advised by our PRC legal counsel that there are substantial uncertainties with respect to the interpretation and application of existing or future PRC laws and regulations and thus there is no assurance that Chinese governmental authorities would take a view consistent with the opinions of our PRC legal counsel.

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

We currently, through Beijing Mobile and Beijing Network, our VIEs, hold valid ICP licenses, covering the provision of internet information services, issued by the Beijing branch of the MIIT. Besides, the ICP Measures and other relevant measures also ban the internet activities that constitute publication of any content that propagates obscenity, pornography, gambling and violence, incite the commission of crimes or infringe upon the lawful rights and interests of third parties, among others. If an internet information service provider detects information transmitted on their system that falls within the specifically prohibited scope, such provider must terminate such transmission, delete such information immediately, keep records and report to the governmental authorities in charge. Any provider’s violation of these prescriptions will lead to the revocation of its ICP license and, in serious cases, the shutting down of its internet systems.

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

In February 2016, the SARFT and the MIIT jointly promulgated the Administrative Measures on Internet Publication, which took effect in March 2016 and superseded the Internet Publication Measures. The Administrative Measures on Internet Publication further strengthened and expanded the supervision and management of internet publication activities.

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

We, through Beijing Mobile and Beijing Network, have obtained the Internet Culture Operation Licenses from the Beijing branch of the MOC, which collectively cover the business scope of operating gaming products through the internet (including the issuance of virtual currency).

Regulations on Online Games and Foreign Ownership Restrictions

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

All operators of online games, or Online Game Business Operators, are required by the Online Game Measures to obtain Internet Culture Operation Licenses. An Internet Culture Operation License is valid for three years and in case of renewal, the renewal application should be submitted 30 days prior to the expiry date of such license. An Online Game Business Operator should request the valid identity certificate of game users for registration, and notify the public 60 days ahead of the termination of any online game operations or the transfer of online game operational rights. Online Game Business Operators are also prohibited from (a) setting compulsory combat in the online games without game users’ consent; (b) advertising or promoting the online games in a way that contains prohibited content, such as anything that compromises state security or divulges state secrets; and (c) inducing game users to input legal currencies or virtual currencies to gain online game products or services, by way of random draw or other incidental means. Pursuant to the Online Game Measures, the service agreements between the Online Game Business Operators and users shall contain all the clauses of a standard online game service agreement, which was issued by MOC on July 29, 2010, with no conflicts with the rest of clauses in such service agreements. We, through Beijing Mobile and Beijing Network, have obtained Internet Culture Operation Licenses from the Beijing branch of the MOC, which collectively cover the business scope of operating gaming products through the internet, including the issuance of virtual currency.

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

Pursuant to the Administrative Measures on Usernames of Internet Users’ Accounts promulgated by the CAC, which became effective in March 2015, users of internet information services are required to have their identity information authenticated in order to register user accounts. We cannot assure you that PRC regulators would not require us to implement much stricter real-name registration in the future. See “Item 3. Key Information—Risk Factors—Risks Relating to Doing Business in China—We may be adversely affected by the complexity of, and uncertainties and changes in, PRC regulation on mobile and PC internet businesses and companies.” In addition, we require our mobile and PC game developers to comply with the requirements under the PRC law, but we cannot assure you that such commercial partners will effectively implement the anti-fatigue rules, and any noncompliance on the part of such commercial partners may cause potential liabilities to us and in turn disrupt our operations. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—Non-compliance on the part of third parties with whom we conduct business could disrupt our business and adversely affect our results of operations.”

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

Regulations on Advertising Business

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

•                  Advertisement Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress on October 27, 1994 and effective since February 1, 1995, the latest version of which became effective on September 1, 2015;

•                  Administrative Regulations for Advertising, promulgated by the State Council on October 26, 1987 and effective since December 1, 1987; and

•                  Implementation Rules for the Administrative Regulations for Advertising, promulgated by the State Council on January 9, 1988 and amended on December 3, 1998, December 1, 2000 and November 30, 2004, respectively.

According to the above regulations, companies that engage in advertising activities including those conducted through the internet must each obtain, from the SAIC or its local branches, a business license which specifically includes operating an advertising business in its business scope. An enterprise engaging in advertising business within the specifications in its business scope does not need to apply for an advertising operation license, provided that such enterprise is not a radio station, television station, newspaper or magazine publisher or any other entity otherwise specified in the relevant laws or administrative regulations. Enterprises conducting advertising activities without such a license may be subject to penalties, including fines, confiscation of advertising income and orders to cease advertising operations. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant laws or regulations.

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

In February 2015, the CAC promulgated the Provisions on the Administration of Usernames of Internet Users’ Accounts, which require internet operators like us to censor usernames, icons and profiles provided by internet users and to refuse registration of non-compliant usernames or icons.

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

PRC Business Tax and Value-added Tax (“VAT”)

On January 1, 2012, the Chinese State Council officially launched a pilot VAT reform program, or Pilot Program, applicable to businesses in selected industries. Businesses in the Pilot Program would pay VAT instead of business tax. The Pilot Industries in Shanghai included industries involving the leasing of tangible movable property, transportation services, research and development and technical services, information technology services, cultural and creative services, logistics and ancillary services, certification and consulting services. Revenues generated by advertising services, a type of “cultural and creative services,” are subject to the VAT tax rate of 6%. According to official announcements made by competent authorities in Beijing and Guangdong province, Beijing launched the same Pilot Program on September 1, 2012, and Guangdong province launched it on November 1, 2012. On May 24, 2013, the Ministry of Finance and the State Administration of Taxation issued the Circular on Tax Policies in the Nationwide Pilot Collection of Value Added Tax in Lieu of Business Tax in the Transportation Industry and Certain Modern Services Industries, or the Pilot Collection Circular. The scope of certain modern services industries under the Pilot Collection Circular extends to the inclusion of radio and television services. In August 2013, the Pilot Program was implemented throughout China. With respect to all of our PRC entities for the period prior to the implementation of the Pilot Program, revenues from online marketing services, IVAS and subscription of internet security services were subject to a 5% PRC business tax. All of our PRC entities were subject to the Pilot Program as of December 31, 2015, or specifically, VAT of 6% in lieu of business tax for online marketing services, IVAS and subscription of internet security services that are deemed by the relevant tax authorities to be within the pilot industries.

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

As a Cayman Islands company, in order for us to be able to carry on our business in China, we conduct our operations in China primarily through our VIEs including Beijing Mobile and Beijing Network and a subsidiary of Beijing Mobile. Each of Beijing Mobile (which is owned as to 35% by Mr. Sheng Fu and 65% by Ms. Weiqin Qiu) and Beijing Network (which is owned as to 50% by Mr. Ming Xu and 50% by Mr. Wei Liu) holds the requisite ICP licenses. We have been and are expected to continue to be dependent on our VIEs to operate our business if the then PRC law does not allow us to directly operate such business in China. We believe that under these contractual arrangements, we have sufficient control over our VIEs and their respective shareholders to renew, revise or enter into new contractual arrangements prior to the expiration of the current arrangements on terms that would enable us to continue to operate our business in China validly and legally.

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

The following diagram illustrates our corporate structure, including our significant subsidiaries, VIEs and a VIE’s subsidiary as of the date of this annual report.

Notes:

(1)         See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” for the other beneficial owners of our company.

(2)         We exercise effective control over Beijing Network through contractual arrangements with Beijing Network and Mr. Ming Xu and Mr. Wei Liu, who owns 50% and 50% equity interests in Beijing Network, respectively. Beijing Network was previously named as Beijing Kingsoft Network Technology Co., Ltd.

(3)         We exercise effective control over Beijing Conew through contractual arrangements with Beijing Conew and Mr. Sheng Fu and Mr. Ming Xu, who owns 62.73% and 37.27% equity interests in Beijing Conew, respectively. Beijing Conew has remained dormant since October 2010.

(4)         We exercise effective control over Beijing Mobile through contractual arrangements with Beijing Mobile and Mr. Sheng Fu and Ms. Weiqin Qiu, who owns 35% and 65% equity interests in Beijing Mobile, respectively. Beijing Mobile was previously named as Beike Internet (Beijing) Security Technology Co., Ltd.

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

Contractual Arrangements with Our VIEs

The following is a summary of the currently effective contracts among our subsidiary Beijing Security, our VIE Beijing Mobile, and the shareholders of Beijing Mobile. We have entered into substantially similar contractual arrangements with our other VIE, namely, Beijing Network.

Agreements that provide us with effective control over Beijing Mobile

Business operation agreement. Pursuant to the business operation agreement by and among Beijing Security, Beijing Mobile and its shareholders, Beijing Mobile and its shareholders agreed to accept and follow Beijing Security’s suggestions on their daily operations and financial management. The shareholders of Beijing Mobile must appoint candidates designated by Beijing Security to its board of directors and appoint candidates designated by Beijing Security as senior executives of Beijing Mobile. In addition, the shareholders of Beijing Mobile confirm, agree and jointly guarantee that Beijing Mobile shall not engage in any transaction that may materially affect its assets, business, employment, obligations, rights or operations without the prior written consent of Beijing Security. The shareholders of Beijing Mobile also agree to unconditionally pay or transfer to Beijing Security any bonus, dividends, or any other profits or interests (in whatever form) that they are entitled to as shareholders of Beijing Mobile, and waives any consideration connected therewith. The agreement has a term of ten years, unless terminated at an earlier date by Beijing Security. Neither Beijing Mobile nor its shareholders may terminate this agreement.

Shareholder voting proxy agreement. Under the shareholder voting proxy agreement by and among Beijing Security, Beijing Mobile and its shareholders, each of Beijing Mobile’s shareholders irrevocably nominates, appoints and constitutes any person designated by Beijing Security as its attorney-in-fact to exercise on such shareholder’s behalf any and all rights that such shareholder has in respect of its equity interests in Beijing Mobile (including but not limited to the voting rights and the right to nominate executive directors of Beijing Mobile). This proxy agreement has a term of ten years unless terminated at an earlier date by a written agreement among the signing parties. Unless Beijing Security notifies the other parties to this agreement not to renew this agreement, the term of this agreement will automatically extend on a yearly basis.

Equity pledge agreement. Under the equity pledge agreement between Beijing Security, Beijing Mobile and its shareholders, the shareholders of Beijing Mobile have pledged all of their respective equity interests in Beijing Mobile to Beijing Security to guarantee (i) the performance of all the contractual obligations of Beijing Mobile and its shareholders under this agreement, the exclusive technology development, support and consultancy agreement, business operation agreement, loan agreement, exclusive equity option agreement, and the shareholder voting proxy agreement, and (ii) the repayment of all liabilities that may be incurred under all of the aforementioned agreements. Beijing Security has the absolute right to appoint any attorney-in-fact to exercise its rights and powers under this agreement. In the event of default, Beijing Security has the first priority to be compensated through the sale or auction of the equity interests pledged. The shareholders of Beijing Mobile agreed to waive their dividend rights in relation to all of the equity interests pledged until such pledge has been lawfully discharged. This pledge will remain effective until all the guaranteed obligations have been performed or all the guaranteed liabilities have been repaid. We have completed the registration of equity pledge relating to each of our VIEs with the relevant government authorities in China.

Agreement that transfers economic benefits to us

Exclusive technology development, support and consultancy agreement. Under the exclusive technology development, support and consultancy agreement between Beijing Security and Beijing Mobile, Beijing Security has the exclusive right to provide Beijing Mobile with services related to Beijing Mobile’s business, including but not limited to technology development, support and consulting services. Beijing Security has the sole right to determine the service fees and settlement cycle, and the service fees shall in no event be less than 30% of the pre-tax revenue of Beijing Mobile in relation to the relevant service. Beijing Security will exclusively own any intellectual property arising from the performance of this agreement. This agreement will be effective unless terminated according to the terms of the agreement or otherwise terminated by mutual agreement of the signing parties.

Agreements that provide us with the option to purchase the equity interest in Beijing Mobile

Loan agreements. Under the loan agreements by and among Beijing Security and the shareholders of Beijing Mobile, Beijing Security will make interest-free loans in an aggregate amount of RMB7.2 million to the two individual shareholders of Beijing Mobile, for the sole purpose of contributing to the registered capital of Beijing Mobile. The loans have no definite maturity date. Beijing Security may request repayment at any time, and either shareholder of Beijing Mobile may offer to repay part or all of the loan at any time. The shareholders of Beijing Mobile shall, subject to the PRC laws, repay the loans by transferring the equity interest they hold in Beijing Mobile to Beijing Security or a third party that it designates.

Exclusive equity option agreement. Under the exclusive equity option agreement by and among Beijing Security, Beijing Mobile and its shareholders, Beijing Security was granted an irrevocable exclusive option to acquire, or designate a third party to acquire, all or part of the equity interest owned by the shareholders in Beijing Mobile at any time at an exercise price that is equal to the minimum price permitted under the PRC laws. Any amount in excess of the corresponding loan amount shall be refunded by the shareholders of Beijing Mobile to Beijing Security, or Beijing Security may deduct the excess amount from the consideration to be paid. The agreement will remain effective until all the equity interests in Beijing Mobile has been lawfully transferred to Beijing Security or a designated third party pursuant to the terms of this agreement.

Financial support undertaking letter. Beijing Security has executed a financial support undertaking letter addressed to Beijing Mobile, pursuant to which Beijing Security irrevocably undertakes to provide unlimited financial support to Beijing Mobile to the extent permissible under the applicable PRC laws and regulations, regardless of whether Beijing Mobile has incurred an operational loss. The form of financial support includes but is not limited to cash, entrusted loans and borrowings. Beijing Security will not request repayment of any outstanding loans or borrowings from Beijing Mobile if Beijing Mobile or its shareholders do not have sufficient funds or are unable to repay such loans or borrowings. The letter is effective from the date of full execution of the other agreements in connection with the VIE structure until the earlier of (i) the date on which all of the equity interests of Beijing Mobile have been acquired by Beijing Security or its designated representative(s), and (ii) the date on which Beijing Security in its sole and absolute discretion unilaterally terminates this letter.

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

As a result of these contractual arrangements, we are considered the primary beneficiary of the VIEs as we have the power to direct activities of these entities and can receive substantially all economic interests in these entities even though we do not necessarily receive all of the VIEs’ revenues. Accordingly, we treat them as our VIEs under U.S. GAAP and have consolidated the results of operation of the VIEs and a VIE’s subsidiary in our consolidated financial statements in accordance with U.S. GAAP. The VIEs and a VIE’s subsidiary together contributed 91.0%, 87.1% and 49.3% of our revenues for the years ended December 31, 2013, 2014 and 2015, respectively.

In the opinion of our PRC legal counsel, Global Law Office:

•                  the corporate structure of our PRC subsidiaries, VIEs and a VIE’s subsidiary does not result in any violation of all existing PRC laws and regulations;

•                  each of the VIE agreements among either Beijing Security or Conew Network, each of our VIEs and its respective shareholders (as the case may be) governed by PRC law is valid and binding, and does not result in any violation of PRC laws or regulations currently in effect; and

•                  each of our PRC subsidiaries, VIEs and a VIE’s subsidiary has all necessary corporate power and authority to conduct its business as described in its business scope under its business license. The business licenses of each of our PRC subsidiaries, VIEs and a VIE’s subsidiary are in full force and effect. Each of our PRC subsidiaries, VIEs and a VIE’s subsidiary is capable of suing and being sued and may be the subject of any legal proceedings in PRC courts. To the best of our PRC legal counsel’s knowledge after due inquiries, none of our PRC subsidiaries, VIEs and a VIE’s subsidiary or their respective assets is entitled to any immunity, on the grounds of sovereignty, from any action, suit or other legal proceedings, or from enforcement, execution or attachment.

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

D.                                    Property, Plants and Equipment

As of March 31, 2016, our principal executive offices were located on leased premises comprising approximately 30,000 square meters in Beijing, China. This facility accommodates our management headquarters, principal development, engineering, legal, finance and administrative activities. We also have offices and research and development centers in Zhuhai, Guangzhou, Zhengzhou, Suzhou, Chongqing and Hangzhou of China, and offices in Mexico, India, Indonesia, Russia, Hong Kong, Singapore, Brazil, Taiwan, Japan and the United States.

Our servers are hosted in leased internet data centers in different areas of China as well as in other Asian countries, the United States, Europe, Australia and Brazil. These data centers are primarily owned and maintained by third party data center operators. We believe that our existing facilities are sufficient for our current needs and we will obtain additional facilities, principally through leasing, to accommodate our future expansion plans.

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

A.                                    Operating Results

Overview

We operate a platform that offers mobile and PC applications for our users and global content promotional channels for our customers, both of which are powered by our proprietary cloud-based data analytics engines. Our mission critical applications, including Clean Master, CM Security, Battery Doctor and Duba Anti-virus, help make the internet and mobile experience speedier, simpler and safer for users worldwide.

Although substantially all of our applications are free to our users, our large user base presents monetization opportunities for us and our customers. We generate revenues from our online marketing services primarily by providing mobile advertising services to our advertising customers worldwide, as well as selling advertisements and referring user traffic on our mobile and PC platforms. We generated 81.7%, 75.0% and 88.0% of our revenues from online marketing services in 2013, 2014 and 2015, respectively. We also generate revenues by providing internet value-added services, currently mainly from online games.

We have achieved significant growth in recent years. Our revenues increased from RMB749.9 million in 2013 to RMB1,763.6 million in 2014, representing a 135.2% growth, and further to RMB3,684.4 million (US$568.8 million) in 2015, representing a 108.9% growth. Our net income attributable to Cheetah Mobile shareholders increased from RMB62.0 million in 2013 to RMB67.9 million in 2014, representing a 9.6% growth, and further to RMB176.6 million (US$27.3 million) in 2015, representing a 159.9% growth.

We believe mobile presents massive opportunities and we have made significant investments in mobile internet to capitalize on these opportunities. We had 635.5 million monthly active users in December 2015. Our mobile strategy has been focusing on the development of applications for the Android platform. As of December 31, 2015, we had 26 core mobile applications for Android, compared to 7 for iOS. Accordingly, the popularity of the Android ecosystem and the use of Android devices have, and will continue to have, material impacts on our overall results of operations. Although we are still in the early stage of monetizing our mobile applications, our revenues generated from our mobile applications have increased significantly, accounting for 7.4%, 26.4% and 66.0% of our total revenues in 2013, 2014 and 2015, respectively.

Our business has rapidly expanded internationally since we released our Clean Master overseas version in September 2012. As of December 31, 2015, approximately 78.6% of our mobile monthly active users were from overseas markets, mostly the United States, Europe and certain emerging markets, compared to 68.8% and 53.2% as of December 31, 2014 and 2013, respectively. Since we began to monetize our overseas operations in the second quarter of 2014, overseas revenues have increased significantly, accounting for 12.6% and 50.0% of our total revenues, and 47.7% and 75.7% of our mobile revenues for the years ended December 31, 2014 and 2015, respectively. As we continue to deepen our global penetration and increase the level of monetization in overseas markets, we expect that our overseas revenues will continue to increase and remain a major growth driver for both our mobile and total revenues.

We have invested heavily in research and development and selling and marketing to grow our mobile business. Operating expenses as a percentage of our revenues were 68.9%, 72.4% and 69.0% in 2013, 2014 and 2015, respectively. In 2016, we expect to further increase our marketing spending to grow our user base and enhance user engagement. In addition, we expect to make further investments in expanding our mobile business team to develop mobile applications, improving our data analytics capabilities and expanding our mobile advertising business in the global market. Although we expect our operating expenses will continue to increase in absolute amount in 2016, we expect to take a more balanced approach towards user acquisition and revenue growth, building a profitable and sustainable growth model for the long term.

Selected Statement of Operations Items

Revenues

We generate revenues from online marketing services, IVAS, and internet security services and others. The following table sets forth the principal components of our revenues by amount and as a percentage of our revenues for the periods presented.

	Year Ended December 31,
	2013		2014		2015
	RMB	% of Revenues	RMB	% of Revenues	RMB	US$	% of Revenues
	(in thousands, except percentages)
Online marketing services	612,565	81.7	1,322,612	75.0	3,244,130	500,807	88.0
IVAS	83,155	11.1	400,671	22.7	395,312	61,026	10.7
Internet security services and others	54,191	7.2	40,296	2.3	44,987	6,945	1.3
Revenues	749,911	100.0	1,763,579	100.0	3,684,429	568,778	100.0

Online Marketing Services

Revenues from our online marketing services accounted for 81.7%, 75.0%, and 88.0% of our revenues in 2013, 2014 and 2015, respectively. We generate online marketing revenues primarily by providing mobile advertising services to advertisers worldwide, as well as referring user traffic and selling advertisements on our mobile and PC platforms. The fee arrangements generally include cost per click, cost per installation, cost per activation and cost per sale that originate from our platform, and cost per period. We believe that the most significant factors affecting revenues from online marketing include:

•                  User base and user engagement. We believe a large, loyal and engaged user base would help us retain existing customers and attract more customers and business partners seeking online marketing services and at the same time gives us more pricing power. It also results in more user impressions, clicks, sales or other actions that generate more fees for performance-based marketing. In particular, a large and engaged mobile user base is crucial for the long-term growth of our online marketing services. We plan to introduce more products to increase our mobile users’ engagement and amount of time spent on our products.

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

•                  Ability to increase the number of advertisers engaging our online marketing services and business partners. Advertisers purchase advertising services directly from us or through our partnering mobile advertising platforms. Our ability to increase the number of advertisers engaging our online marketing services depends on whether we can provide integrated marketing services and help the advertisers more precisely reach their targeted audience, the effectiveness of our direct sales efforts, our ability to successfully acquire additional customer base through acquisition of complementary businesses, and our ability to increase our range of cooperation with our partnering mobile advertising networks, such as Facebook, Yahoo, Tencent and Google.

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

•                  Ability to provide targeted advertising. We believe that data analytics is a key factor affecting our online marketing revenues. Data analytics enable us to map our users’ interests and distribute targeted advertising to our users. Our ability to effectively conduct user profiling and provide targeted advertising affects advertising engagement and conversion, which affects our online marketing revenues.

IVAS

Revenues from IVAS accounted for 11.1%, 22.7% and 10.7% of our revenues in 2013, 2014 and 2015, respectively. IVAS in these periods mainly include publishing online games.

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

•                  Number of paying users for games. Games published on our platform are free to play and we generate revenues from users’ purchase of in-game virtual items. Revenues from online game publishing are affected by the number of paying users.

Internet Security Services and Others

Revenues from internet security services and others accounted for 7.2%, 2.3% and 1.3% of our revenues in 2013, 2014 and 2015, respectively. Internet security services and others revenues mainly include subscription services such as game acceleration and instant data recovery for our paying members, and license fees from Kingsoft Japan, which was one of Kingsoft Corporation’s subsidiaries until it became our subsidiary in February 2016. In 2013, this revenue item also included revenues from enterprise security services that were subsequently transferred from our company to an equity investee. We expect revenues from internet security services to continue to decline as we continue to remodel our business into a mobile-oriented platform.

Cost of Revenues

Cost of revenues primarily consist of bandwidth costs, server custody fees and depreciation of servers and other equipment (collectively, bandwidth and IDC costs), traffic acquisition costs associated with our Cheetah ad platform, personnel costs, content and channel costs, amortization of acquired intangible assets, cost of air purifiers and VAT, business tax, and related surcharges.

Bandwidth and IDC costs consist of fees that we pay to telecommunication carriers and other service providers for hosting our servers at their internet data centers and purchasing bandwidth as well as depreciation of our servers and other equipment that are directly related to our business operations and technical support. Bandwidth and IDC costs are affected by the amounts of our user traffic worldwide and data analytics. We expect our bandwidth and IDC costs to increase as we expect our user traffic to continue to grow and as we continue our efforts in improving data analytics.

Traffic acquisition costs represent the amounts paid or payable to third-party advertising publishers who distribute our customers’ paid links through their advertisement products. We expect our traffic acquisition costs to increase as we continue to expand our third-party advertising publishing business on the Cheetah ad platform.

Personnel costs include salaries and benefits, including share-based compensation, for our employees involved in the operation of our online marketing business, game publishing business and maintenance of servers. We expect personnel costs to increase as we hire additional operational employees in line with the expansion of our business.

Content and channel costs consist primarily of the fees shared by the third-party game developers, commission fees paid to distribution platforms and payment channels, and amortization of license fees paid for exclusively licensed games. As we plan to increasingly focus on advertising services, especially mobile advertising services, we expect that content and channel costs associated with game publishing business will become a less significant component of cost of revenues.

Amortization of acquired intangible assets primarily represents amortization of intangible assets through acquisitions or business combinations. As we continue to conduct business combinations and acquisitions, we expect that amortization of acquired intangible assets will continue to increase.

Operating Income and Expenses

Our operating income and expenses consist of (i) research and development expenses, (ii) selling and marketing expenses and (iii) general and administrative expenses, (iv) impairment of goodwill and intangible assets and (v) other operating income. The following table sets forth the components of our operating income and expenses for the periods indicated, both in absolute amounts and as percentages of our revenues.

	Year Ended December 31,
	2013		2014		2015
	RMB	% of Revenues	RMB	% of Revenues	RMB	US$	% of Revenues
	(in thousands, except percentages)
Operating income and expenses
Research and development	(217,846)	(29.0)	(436,840)	(24.8)	(687,235)	(106,091)	(18.7)
Selling and marketing	(201,504)	(26.9)	(580,610)	(32.9)	(1,479,441)	(228,386)	(40.2)
General and administrative	(97,817)	(13.0)	(251,743)	(14.3)	(423,248)	(65,338)	(11.5)
Impairment of goodwill and intangible assets	—	—	(8,304)	(0.4)	(49,882)	(7,700)	(1.4)
Other operating income	—	—	—	—	97,468	15,046	2.6
Total operating income and expenses	(517,167)	(68.9)	(1,277,497)	(72.4)	(2,542,338)	(392,469)	(69.0)

Research and Development Expenses. Research and development expenses consist primarily of salaries and benefits, including share-based compensation expenses, for our research and development employees. These expenditures are generally expensed as incurred. We expect our research and development expenses to increase as we continue to expand our research and development team to develop better applications for our users and a sophisticated mobile advertising platform.

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of general marketing and promotion expenses and salaries and benefits, including share-based compensation expenses, related to personnel involved in our selling and marketing efforts. We expect our selling and marketing expenses to increase significantly as we plan to expand our mobile business and deepen our global penetration.

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

Impairment of Goodwill and Intangible Assets. Impairment of goodwill and intangible assets consist primarily of impairment of goodwill associated with business acquisition and intangible assets relating to our licensed games.

Other Operating Income. Other operating income consist primarily of government grants, subsidies and financial incentives that we received in connection with our operations not related to research and development projects.

Taxation

Taxation in Different Jurisdictions

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

British Virgin Islands. We are not subject to income or capital gain tax under the current laws of the British Virgin Islands. Additionally, the British Virgin Islands do not impose a withholding tax on dividends.

United States. Our subsidiaries incorporated in the United States were subject to federal income tax rate of 35% for the years ended December 31, 2013, 2014 and 2015.

Hong Kong. Our subsidiaries incorporated in Hong Kong were subject to Hong Kong profits tax rate of 16.5% for the years ended December 31, 2013, 2014 and 2015.

Singapore. Our subsidiary incorporated in Singapore is subject to corporate income tax rate of 17%. In 2015, our subsidiary in Singapore has obtained the Development and Expansion Incentive from the Singapore Economic Development Board, and will be subject to 5% corporate income tax rate on qualifying income from 2016 to 2025.

France. Our subsidiary incorporated in France is subject to corporate tax rate of 33.33%.

United Kingdom. Our subsidiary incorporated in the United Kingdom is subject to corporate income tax rate of 20%.

PRC.

Enterprise income tax. Our subsidiaries, VIEs and a VIE’s subsidiary are subject to the statutory rate of 25% in accordance with the EIT Law, with exceptions for certain preferential tax treatments. Under relevant government policies, enterprises qualified as “new software enterprise” are entitled to a two-year exemption and three-year 50% reduction on enterprise income tax commencing from the first profit-making year. Enterprises qualified as “high and new technology enterprise” are entitled to a preferential rate of 15%. A PRC subsidiary and two of our VIEs, including Beijing Mobile, Beijing Network and Conew Network, are qualified as “new software enterprises.”  In addition, some of our PRC subsidiaries and VIEs, including Zhuhai Juntian, Beijing Security, Beijing Mobile, Beijing Network and Conew Network, have obtained “high and new technology enterprise” certificates. Zhuhai Juntian was eligible for a preferential tax rate of 12.5%, 15% and 15% for the years ended December 31, 2013, 2014 and 2015, respectively. Beijing Security was eligible for a preferential tax rate of 12.5%, 12.5% and 15% for the years ended December 31, 2013, 2014 and 2015, respectively. Each of Beijing Mobile and Conew Network was eligible for a preferential tax rate of 0%, 0% and 12.5% for the years ended December 31, 2013, 2014 and 2015, respectively. Beijing Network was still in a loss position for the years ended December 31, 2013, 2014 and 2015, and will be eligible for a preferential tax rate of 0% commencing from its first profit-making year. Our remaining subsidiaries, a VIE and a VIE’s subsidiary were subject to enterprise income tax at a rate of 25% for the years ended December 31, 2013, 2014 and 2015.

Withholding tax. Under the EIT Law and its implementation rules, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our PRC subsidiaries, to any of its non-resident enterprise investors, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% EIT, namely withholding tax, unless non-resident enterprise investor’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax. The Cayman Islands, where our company is incorporated, and the British Virgin Islands, where our subsidiary Conew.com Corporation was incorporated, do not have such tax treaties with China. None of our U.S. subsidiaries is an immediate holding company of our PRC subsidiaries. Under the Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and  Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, the dividend withholding tax rate may be reduced to 5%, if a Hong Kong resident enterprise that receives a dividend is considered a non-PRC tax resident enterprise and holds at least 25% of the equity interests in the PRC enterprise distributing the dividends, subject to approval of the PRC local tax authority. However, if the Hong Kong resident enterprise is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividends may remain subject to withholding tax at a rate of 10%. Accordingly, our Hong Kong subsidiaries may be able to enjoy the 5% withholding tax rate for the dividends they receive from our PRC subsidiaries if they satisfy the relevant conditions under tax rules and regulations, and obtain the approvals as required.

PRC business tax and VAT. On January 1, 2012, the Chinese State Council officially launched a pilot VAT reform program, or Pilot Program, applicable to businesses in selected industries. Businesses in the Pilot Program would pay VAT instead of business tax. The Pilot Program imposes VAT in lieu of business tax for certain “modern service industries” in certain regions and eventually expands to nation-wide in August 2013. According to the implementation circulars released by the Ministry of Finance and the State Administration of Taxation on the Pilot Program, the “modern service industries” include industries involving the leasing of tangible movable property, research and development and technical services, information technology services, cultural and creative services, logistics and ancillary services, certification and consulting services, and radio and television services. With respect to all of our PRC entities for the period prior to the implementation of the Pilot Program, revenues from online marketing services, IVAS and subscription of internet security services were subject to a 5% PRC business tax. All of our PRC entities were subject to the Pilot Program as of December 31, 2014 and 2015, or specifically, VAT of 6% in lieu of business tax for online marketing services, IVAS and subscription of internet security services that are deemed by the relevant tax authorities to be within the pilot industries. In addition, cultural business construction fee is imposed at the rate of 3% on revenues derived from our online marketing services.

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

Effect of Different Tax Rates in Different Jurisdictions

The following table sets forth our income (loss) before income tax and the effect of differing tax rates in different jurisdictions on our income tax expenses in each applicable jurisdiction, for the years ended December 31, 2013, 2014 and 2015.

		Year Ended December 31,
		2013	2014	2015
		RMB	RMB	RMB	US$
		(in thousands)
Cayman Islands	Income (loss) before income tax	(13,903)	(30,183)	52,834	8,156
	Income tax expenses computed at the PRC statutory tax rate of 25%	(3,476)	(7,546)	13,209	2,039
	Income tax expenses computed at Cayman Islands statutory tax rate of 0%	—	—	—	—
	Effect of differing tax rates in different jurisdictions	3,476	7,546	(13,209)	(2,039)

USA	Income (loss) before income tax	(5,897)	918 (1)	(8,393)	(1,296)
	Income tax expenses computed at the PRC statutory tax rate of 25%	(1,474)	230	(2,098)	(324)
	Income tax expenses computed at the U.S. statutory tax rate of 35%	(2,064)	322	(2,937)	(453)
	Effect of differing tax rates in different jurisdictions	(590)	92	(839)	(129)

Hong Kong	Income (loss) before income tax	6,346	(98,381)	75,040	11,584
	Income tax expenses computed at the PRC statutory tax rate of 25%	1,586	(24,595)	18,760	2,896
	Income tax expenses computed at the Hong Kong statutory tax rate of 16.5%	1,047	(16,233)	12,382	1,911
	Effect of differing tax rates in different jurisdictions	(539)	8,362	(6,378)	(985)

PRC	Income before income tax	124,154	218,060	154,095	23,788
	Income tax expenses computed at the PRC statutory tax rate of 25%	31,039	54,515	38,524	5,947
	Income tax expenses computed at the PRC statutory tax rate of 25%	31,039	54,515	38,524	5,947
	Effect of differing tax rates in different jurisdictions	—	—	—	—

France	Loss before income tax	—	—	(38,114)	(5,884)
	Income tax expenses computed at the PRC statutory tax rate of 25%	—	—	(9,529)	(1,471)
	Income tax expenses computed at the French statutory tax rate of 33.33%	—	—	(12,703)	(1,961)
	Effect of differing tax rates in different jurisdictions	—	—	(3,174)	(490)

Others	Loss before income tax	(12)	490	(4,087)	(631)
	Income tax expenses computed at the PRC statutory tax rate of 25%	(3)	123	(1,022)	(158)
	Income tax expenses computed at the statutory tax rates of such other jurisdictions	—	—	(706)	(109)
	Effect of differing tax rates in different jurisdictions	3	(123)	316	49

Total	Income before income tax	110,688	90,904	231,375	35,717
	Income tax expenses computed at the PRC statutory tax rate of 25%	27,672	22,727	57,844	8,929
	Income tax expenses computed at the statutory tax rate of different jurisdictions	30,022	38,604	34,560	5,335
	Effect of differing tax rates in different jurisdictions	2,350	15,877	(23,284)	(3,594)

Notes:

(1)             Our U.S. subsidiary, Cheetah Mobile America, Inc., recorded an income before tax for the year ended December 31, 2014 but did not have assessable profit for the same year due to losses carried forward from previous years.

The comparatives were revised to conform with the current year presentation. The revised presentation in prior years had no impact on any line items within the consolidated balance sheet as of December 31, 2014, and the related consolidated statements of comprehensive income, cash flows and shareholders’ equity for the years ended December 31, 2013 and 2014.

The following table sets forth the effect of tax holiday and preferential tax treatments on our income tax expenses in each applicable jurisdiction for the years ended December 31, 2013, 2014 and 2015.

	Year Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
	(In thousands)
Cayman Islands	—	—	—	—
USA	—	—	—	—
Hong Kong	—	—	—	—
PRC(1)	(4,885)	(54,944)	(35,434)	(5,470)
France	—	—	—	—
Others	—	—	—	—
Total	(4,885)	(54,944)	(35,434)	(5,470)

Note:

(1)      Certain of our PRC entities are entitled to tax holiday as new software development enterprise or to the preferential income tax rate of 15% as high new technology enterprise.  For details, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation—Taxation in Different Jurisdictions—PRC—Enterprise Income Tax.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. The period-to-period comparisons of results of operations should not be relied upon as indicative of our future performance.

	Year Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
	(In thousands except for shares, per share and per ADS data)
Consolidated Statements of Comprehensive Income (Loss) Data:
Revenues	749,911	1,763,579	3,684,429	568,778
Online marketing services	612,565	1,322,612	3,244,130	500,807
Internet value-added services	83,155	400,671	395,312	61,026
Internet security services and others	54,191	40,296	44,987	6,945
Cost of revenues(1)	(140,526)	(403,412)	(935,154)	(144,363)
Gross profit	609,385	1,360,167	2,749,275	424,415
Operating income and expenses
Research and development(1)	(217,846)	(436,840)	(687,235)	(106,091)
Selling and marketing(1)	(201,504)	(580,610)	(1,479,441)	(228,386)
General and administrative(1)	(97,817)	(251,743)	(423,248)	(65,338)
Impairment of goodwill and intangible assets	—	(8,304)	(49,882)	(7,700)
Other operating income	—	—	97,468	15,046
	(517,167)	(1,277,497)	(2,542,338)	(392,469)
Operating profit	92,218	82,670	206,937	31,946
Other income (expenses)
Interest income, net	7,077	28,216	14,545	2,245
Changes in fair value of redemption right and put options granted	11,146	4,375	22	3
Settlement and changes in fair value of contingent consideration	(1,067)	(13,749)	7,010	1,082
Foreign exchange gain (loss), net	920	16	(250)	(39)
Impairment of investments	—	(9,136)	(34,728)	(5,361)
Losses from equity method investments	(1,849)	(5,447)	(9,334)	(1,441)
Other income, net	2,243	3,959	47,173	7,282
Income before taxes	110,688	90,904	231,375	35,717
Income tax expenses	(48,670)	(23,993)	(60,097)	(9,277)
Net income	62,018	66,911	171,278	26,440
Less: net loss attributable to noncontrolling interests	—	(1,030)	(5,318)	(821)
Net income attributable to Cheetah Mobile Inc.	62,018	67,941	176,596	27,261

(1)         Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	Year Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
	(In thousands)
Cost of revenues	10	1,393	1,523	235
Research and development	14,520	51,176	142,682	22,026
Selling and marketing	2,835	7,407	18,068	2,789
General and administrative	20,031	113,298	153,134	23,640
Total	37,396	173,274	315,407	48,690

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Revenues. Our revenues increased by 108.9% from RMB1,763.6 million in 2014 to RMB3,684.4 million (US$568.8 million) in 2015. This increase was primarily due to increases in revenues from online marketing services and internet security services and others, partially offset by a decrease in revenues from IVAS. Our mobile revenues increased from RMB465.0 million in 2014 to RMB2,433.2 million (US$375.6 million) in 2015, primarily due to our expanded mobile user base and an increased demand for our mobile advertising services in overseas markets and China.

Online marketing services. Revenues from online marketing services increased by 145.3% from RMB1,322.6 million in 2014 to RMB3,244.1 million (US$500.8 million) in 2015. The increase was primarily due to the growth of our global mobile user base, and increased demand from advertisers for our mobile advertising services worldwide. Our mobile advertising revenues increased by 621.5% from RMB313.0 million in 2014 to RMB2,243.1 million (US$346.3 million) in 2015. Mobile advertising revenues represented 69.1% of online marketing revenues in 2015, compared to 23.7% in 2014.

IVAS. Revenues from IVAS was RMB395.3 million (US$61.0 million) in 2015, a 1.3% decrease from RMB400.7 million in 2014. The decrease was primarily due to the suspension of our online lottery operation in response to regulatory changes in China, and moderating trends in web games business in China due to shift of user traffic from PC to mobile internet.

Internet security services and others. Revenues from internet security services and others increased by 11.6% from RMB40.3 million in 2014 to RMB45.0 million (US$6.9 million) in 2015. This increase was primarily due to an increase in revenues from the sale of the Company’s air purifier product.

Cost of revenues. Our cost of revenues increased by 131.8% from RMB403.4 million in 2014 to RMB935.2 million (US$144.4 million) in 2015. The increase in our cost of revenues was mainly due to an increase in traffic acquisition costs associated with our third-party advertising publishing business on the Cheetah ad platform, an increase in the cost of sales of air purifiers, an increase in bandwidth and internet data center (IDC) costs associated with increased user traffic worldwide and data analytics, and an increase in amortization costs associated with acquired intangible assets.

Gross profit. As a result of the foregoing, our gross profit increased by 102.1% from RMB1,360.2 million in 2014 to RMB2,749.3 million (US$424.4 million) in 2015.

Gross margin. Our gross margin decreased from 77.1% for the year ended December 31, 2014 to 74.6% for the year ended December 31, 2015, primarily due to the traffic acquisition cost associated with our third-party advertising publishing business on the Cheetah ad platform, which has a lower gross margin compared to our other businesses.

Operating expenses. Our operating expenses increased by 99.0% from RMB1,277.5 million in 2014 to RMB2,542.3 million (US$392.5 million) in 2015, primarily due to increases in selling and marketing expenses, research and development expenses and general and administrative expenses.

Research and development expenses. Our research and development expenses increased by 57.3% from RMB436.8 million in 2014 to RMB687.2 million (US$106.1 million) in 2015. This increase was primarily due to an increase in the number of research and development personnel from 1,268 as of December 31, 2014 to 1,405 as of December 31, 2015 mainly to further develop our mobile applications, strengthen our data analytics capabilities and enhance our mobile advertising technology. The increase was also due to an increase in share-based compensation expenses included in our research and development expenses from RMB51.2 million in 2014 to RMB142.7 million (US$22.0 million) in 2015.

Selling and marketing expenses. Our selling and marketing expenses increased by 154.8% from RMB580.6 million in 2014 to RMB1,479.4 million (US$228.4 million) in 2015. The increase was primarily due to an increased spending on marketing and promotional activities to expand our global mobile user base. The increase was also due to an increase in the number of sales and marketing personnel from 211 as of December 31, 2014 to 446 as of December 31, 2015 mainly to further enhance our mobile monetization capabilities and global sales efforts.

General and administrative expenses. Our general and administrative expenses increased by 68.1% from RMB251.7 million in 2014 to RMB423.2 million (US$65.3 million) in 2015. This increase was primarily due to an increase in share-based compensation expenses from RMB113.3 million in 2014 to RMB153.1 million (US$23.6 million) in 2015, an increase in the number of general and administrative personnel from 153 as of December 31, 2014 to 201 as of December 31, 2015, and an increase in professional service fees.

Impairment of goodwill and intangible assets. We recognized an impairment loss of goodwill and intangible assets of RMB49.9 million (US$7.7 million) in 2015, which was primarily associated with the suspension of our online lottery business in 2015 in response to regulatory changes in China and the impairment of licensed games.  We recognized an impairment loss of goodwill and intangible assets of RMB8.3 million in 2014, which was primarily due to impairment of licensed games.

Other operating income. Other operating income was RMB97.5 million (US$15.0 million) in 2015, which primarily consisted of government grants, subsidies and financial incentives that we received in connection with our operations not related to research and development projects.

Operating profit. As a result of the foregoing, our operating profit increased 150.3% from RMB82.7 million in 2014 to RMB206.9 million (US$31.9 million) in 2015.

Operating margin. Our operating margin increased from 4.7% in 2014 to 5.6% in 2015.

Income tax expense. Our income tax expense increased from RMB24.0 million in 2014 to RMB60.1 million (US$9.3 million) in 2015, primarily due to changes in preferential tax rates applicable to some of our PRC subsidiaries and increase of profit before income tax.

Net income attributable to Cheetah Mobile shareholders. Primarily as a result of the foregoing, our net income attributable to Cheetah Mobile shareholders increased from RMB67.9 million in 2014 to RMB176.6 million (US$27.3 million) in 2015.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Revenues. Our revenues increased by 135.2% from RMB749.9 million in 2013 to RMB1,763.6 million in 2014. This increase was primarily due to the increase in revenues from online marketing services and IVAS, partially offset by decrease in internet security services and others. Our mobile revenues increased from RMB55.3 million in 2013 to RMB465.0 million in 2014, resulting from the increased demand for our mobile advertising services in China and overseas markets, our expanded mobile user base and the growth of our mobile game publishing business.

Online marketing services. Revenues from online marketing services increased by 115.9% from RMB612.6 million in 2013 to RMB1,322.6 million in 2014. This increase was primarily due to the growth of our user traffic and increased monetization of our PC platform. The increase in revenues from online marketing services was also due to a significant growth of our mobile advertising revenues from RMB40.0 million in 2013 to RMB313.0 million in 2014, driven by the increased acceptance of our mobile advertising services in China and overseas markets, and increased mobile monetization.

IVAS. Revenues from IVAS was RMB400.7 million in 2014, a 381.8% increase from RMB83.2 million in 2013. The increase was primarily due to an increase in the number of mobile and PC games that we published, and an increase in the number of monthly paying users from 2013 to 2014.

Internet security services and others. Revenues from internet security services and others decreased by 25.6% from RMB54.2 million in 2013 to RMB40.3 million in 2014. This decrease was primarily due to our ceasing to promote subscriptions services to paying users in a strategic reorientation, resulting in a decrease in the number of paying customers.

Cost of revenues. Our cost of revenues increased by 187.1% from RMB140.5 million in 2013 to RMB403.4 million in 2014. The increase in our cost of revenues was mainly due to increased content and channel costs associated with the growth of our mobile game business, higher costs of value-added tax associated with the growth of our revenues, higher bandwidth and IDC costs due to increased user traffic, and higher amortization costs due to newly acquired intangible assets related to business acquisitions.

Gross profit. As a result of the foregoing, our gross profit increased by 123.2% from RMB609.4 million in 2013 to RMB1,360.2 million in 2014.

Gross margin. Our gross margin decreased from 81.3% for the year ended December 31, 2013 to 77.1% for the year ended December 31, 2014, primarily due to increased revenue contribution from mobile games publishing, which has a lower margin, as well as an increase in amortization of acquired intangible assets.

Operating expenses. Our operating expenses increased by 147.0% from RMB517.2 million for the year ended December 31, 2013 to RMB1,277.5 million for the year ended December 31, 2014, primarily due to increases in research and development expenses, selling and marketing expenses and general and administrative expenses.

Research and development expenses. Our research and development expenses increased by 100.5% from RMB217.8 million in 2013 to RMB436.8 million in 2014. This increase was primarily due to our expanded team of research and development personnel, increasing from 842 as of December 31, 2013 to 1,268 as of December 31, 2014 mainly to further develop our mobile applications. The increase was also due to an increase in share-based compensation expenses included in our research and development expenses from RMB14.5 million in 2013 to RMB51.2 million in 2014.

Selling and marketing expenses. Our selling and marketing expenses increased by 188.1% from RMB201.5 million in 2013 to RMB580.6 million in 2014. The increase was primarily due to an increased spending on marketing and promotional activities to expand our global mobile user base. The increase was also due to our expanded team of sales and marketing personnel, which increased from 81 as of December 31, 2013 to 221 as of December 31, 2014 mainly to further enhance our mobile monetization capabilities and global sales efforts.

General and administrative expenses. Our general and administrative expenses increased by 165.9% from RMB97.8 million in 2013 to RMB251.7 million in 2014. This increase was primarily due to an increase in share-based compensation expenses from RMB20.0 million in 2013 to RMB113.3 million in 2014, an increase in professional service fees, and an increase in the headcount of general and administrative personnel from 79 as of December 31, 2013 to 153 as of December 31, 2014.

Impairment of goodwill and intangible assets. We recognized an impairment loss of intangible assets of RMB8.3 million for 2014, which was related to impairment of licensed games.

Operating profit. As a result of the foregoing, our operating profit decreased from RMB92.2 million in 2013 to RMB82.7 million in 2014.

Operating margin. Our operating margin decreased from 12.3% in 2013 to 4.7% in 2014 primarily due to increases in share-based compensation expenses, selling and marketing expenses and headcount increase.

Income tax expense. Our income tax expense decreased from RMB48.7 million in 2013 to RMB24.0 million in 2014, primarily due to preferential tax treatment to a number of our PRC subsidiaries and VIEs, and a slowdown in the increase of the unremitted retained earnings and reserves of our VIEs in 2014, resulting in a decrease in outside basis difference on investment in our VIEs.

Net income attributable to Cheetah Mobile shareholders. Primarily as a result of the foregoing, our net income attributable to Cheetah Mobile shareholders increased from RMB62.0 million in 2013 to RMB67.9 million in 2014.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 2.5%, 1.5% and 1.6% in 2013, 2014 and 2015, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China or elsewhere in the world.

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

Online marketing services

Online marketing services contributed 81.7%, 75.0% and 88.0% of our revenues in 2013, 2014 and 2015, respectively. The online marketing services are provided through our online platforms including duba.com and other websites, browsers, PC and mobile applications, and to a lesser extent, on third-party advertising publishers’ websites or mobile applications. We have three general pricing models for our advertising products: cost over a time period, cost for performance basis and cost per impression basis. For advertising contracts over a time period, we generally recognize revenue ratably over the period the advertising is displayed. For contracts that are charged on the cost for performance basis, we charge an agreed-upon fee to our customers determined based on the effectiveness of advertising links, which is typically measured by clicks, transactions, installations, user registrations, and other actions originating from our online platforms. For contracts that are charged on the cost per impression basis, we charge an agreed-upon fee to our customers based on the number of impressions in the contracted period in which impressions are delivered.  Impressions are considered delivered when an advertisement is displayed to users. Online marketing services revenue charged on the cost for performance basis and the cost per impression basis is generally recognized upon receiving monthly statements from our customers either in the current month or in the following month in which the service is provided. For online marketing services arrangement involving third-party advertising publishers’ websites or mobile publications, we recognize gross revenue for the amount of fees received or receivable from customers as we are the primary obligor. Payments made to the third-party advertising publishers are included in cost of revenues as traffic acquisition costs.

In addition, we provide advertising agency services by arranging advertisers to purchase various advertisement products from certain online network, primarily Facebook and Google. We receive from the online network performance-based commissions, which are determined based on a pre-specified percentage of the payment by the advertisers for the online network’s various advertisement products. We act as an agent in the advertising agency arrangement as we are neither the primary obligor to provide advertisement product nor to assume inventory risk. Revenue from advertising agency services is recognized on a net basis when the advertisement products are delivered by the online network.

IVAS

We enter into agreements with online and mobile game developers to provide online and mobile distribution and payment collection services, in order for game players to purchase and recharge virtual currencies used in the online and mobile games. Most games are developed and hosted by game developers and accessed by game players through links on our online, mobile platform or third-party mobile platforms. The payment collection services are mainly provided through third-party professional payment and settlement institutions. We generally charge commission as a percentage of the gross proceeds or collection amount from the settlement institutions, and pay the remaining proceeds to the game developers. We act as an agent to the game developers in these arrangements and therefore recognize revenue net of remittances to the developer as they are considered the primary obligor. We estimate revenues based on our internal system, which is confirmed with the respective settlement institutions, and recognized such revenues periodically when accepted by the game developer.

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

Historically, we received online lottery purchase orders from the end users through our website or mobile application and processed the orders either with other entities or individuals who were authorized agents of lottery sales offices established by provincial governments, or Authorized Distributors. We received service fees from the Authorized Distributors based on the pre-determined rate and the total amount of the processed orders. Upon fulfilling our service obligations to the Authorized Distributors, we recorded the revenue on a net basis because we acted as an agent of the Authorized Distributors in the distribution and administration of the lottery products. The online lottery business was suspended in early 2015.

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

Other revenue primarily include the sale of air purifier products. We recognize revenue for the sale of such products after a sales agreement is signed, the price is fixed or determinable, products are delivered to customers, and collection of the resulting receivables is assured. Product is considered delivered to the customers once it has been shipped, and risk of loss and rewards of ownership have been transferred.

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

Beijing Mobile and Beijing Network hold the requisite ICP licenses required to operate our internet-based, including mobile-based, businesses in China. We have been and are expected to continue to be dependent on our VIEs to operate our business if PRC laws do not allow us to directly operate such business in China. Beijing Security and Conew Network, our wholly-owned subsidiaries, as the case may be, have entered into a series of contractual arrangements with the VIEs and their respective shareholders. Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between our wholly-owned subsidiaries and the VIEs through the irrevocable shareholder voting proxy agreements, whereby the shareholders of the VIEs effectively assign all of the voting rights underlying their equity interests in the VIEs to our wholly-owned subsidiaries. Furthermore, pursuant to the exclusive equity option agreements, which include a substantive kick-out right, our wholly-owned subsidiaries have the power to control the shareholders of the VIEs, and therefore, the power to govern the activities that most significantly impact the economic performance of the VIEs. In addition, through the contractual arrangements, our wholly-owned subsidiaries demonstrate their ability and intention to continue to exercise the ability to absorb substantially all of the expected losses and the majority of the profits of the VIEs, and therefore, have the rights to the economic benefits of the VIEs. As a result of these contractual arrangements, we consolidate the VIEs as required by ASC 810-10, Consolidation: Overall.

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

Business Combinations

We account for our business combinations using the purchase method of accounting in accordance with ASC topic 805, or ASC 805, Business Combinations. The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities we acquired, based on their estimated fair values. The consideration transferred of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

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

Impairment of Investments

Our investments mainly consist of cost method investments and equity method investments in privately held companies, fixed-rate time deposits and available-for-sale securities.

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

Impairment of Long-Lived Assets and Intangible Assets

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

Government Subsidies

Government subsidies primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions or conducting research and development projects pursuant to specific policies promoted by the local governments. There are no defined rules and regulations that govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. For government subsidies with non-operating feature and with no further conditions to be met, the amounts are recorded in “other income” when received. For government subsidies with operating feature and with no further conditions or specific use requirements to be met, the amounts are recorded in “other operating income” when received.  For government subsidies related to research and development projects, the amounts are recorded in “deferred revenue” when received and will be offset against “research and development” expenses over the project period when no further conditions are to be met.

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

Share-based Compensation

We account for share-based compensation following the provision of ASC 718, or ASC 718, Compensation—Stock Compensation, under which we determine whether an award should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees classified as equity awards are recognized in the consolidated financial statements based on their grant date fair values and the related cost is recognized over the period the employee is required to provide service in exchange for the award, which generally is the vesting period. All grants of share-based awards to employees classified as liability awards are recognized in the consolidated financial statements based on their grant date fair values and re-measured to fair value at the end of each reporting period. The liability recorded considers the fair value of the award and the number of awards that have vested to date. Re-measurement of the fair value of the liability awards is recorded as share-based compensation expenses. We have no liability awards for the years ended December 31, 2014 and 2015, and have issued restricted shares with redemption features to two employees that are considered tandem awards, having both equity and liability components, for the year ended December 31, 2013.

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

We have accounted for equity instruments issued to non-employees in accordance with the provisions of ASC 718-10 and ASC 505-50, Equity: Equity-based Payments to Non-Employees. We record compensation expenses equal to the fair value of the shares at the measurement date, which is determined to be the earlier of the performance commitment date or the service completion date.

Fair Value of Our Ordinary Shares

Prior to the completion of our initial public offering, as a private company with no quoted market in our ordinary shares, we estimated the fair value of our ordinary shares at the relevant grant dates for employee restricted shares and at each reporting date for non-employee options in order to determine the fair value of our share-based awards and the associated share-based compensation expenses. The determination of the fair value of our ordinary shares requires complex and subjective judgments.

In determining the estimated fair value of restricted shares granted to executive officers and certain employees, we considered the guidance prescribed by the AICPA Audit and Accounting Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid, which sets forth the preferred types of valuation that should be used. We have followed the ‘‘Level B’’ recommendation, and established the fair value of our ordinary shares at the dates of grant using a retrospective valuation with the assistance of an independent appraiser.

In determining the fair value of our ordinary shares prior to the completion of our initial public offering in May 2014, we followed a two-step process. In the first step, the equity value of our company prior to 2013 was determined by taking into consideration the income approach, or the discounted cash flow method. Due to lack of consistencies in the guideline companies’ valuation ratios, we did not apply any weight for the market approach to arrive at the equity value of our company. Instead, the market approach is only used to corroborate the valuation results based on the income approach.

The discounted cash flow, or DCF, method, which incorporates the projected cash flow of our management’s best estimation as of each measurement date. The projected cash flow estimation includes, among others, analysis of projected revenue growth, gross margins and terminal value. The assumptions used in deriving the fair value of ordinary shares were consistent with our business plan.

The key assumptions used in developing the cash flow forecasts included: (i) compounded annualized growth rates of revenue over the forecasted period; (ii) gross margin forecast to improve with increasing economies of scale; and (iii) a terminal growth rate after the projection period.

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

The risks associated with achieving the forecasts were assessed in selecting the appropriate WACC. In estimating the fair value of our ordinary shares by the DCF method, our management did not think there would be disproportionate returns of cash flows to different shareholders. Therefore, neither control premium nor a lack of control discount was considered in our valuations.

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

We also applied a discount for lack of marketability, or DLOM, to reflect the fact that there was no ready market for shares in a closely-held company like us. When determining the DLOM, the Black-Scholes option pricing model was used. Under this option-pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the discount for lack of marketability.

The above assumptions used in determining the fair values were consistent with our business plan and major milestones we achieved. We also applied general assumptions, such as absence of major changes in existing conditions or current taxation law in countries in which we carry on our business, availability of financing, and no significant change of industry trends and market conditions from economic forecasts.

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

In determining the fair value of restricted shares with an option feature granted in and after 2014, we use the binomial tree model for an option pricing applied. As the grantees were required to pay purchase price for their restricted shares, the restricted shares are treated as an option for the purpose of determining the fair value of such restricted shares. The key assumptions used to determine the fair value of the restricted shares with the option feature at the relevant grant dates include the fair value of our ordinary shares and the factors set forth in the table below. Changes in these assumptions could significantly affect the fair value of the restricted shares and hence the amount of share-based compensation expense we recognize in our consolidated financial statements.

The following table presents the key assumptions (other than the fair value of our ordinary shares, which is discussed above) used to estimate the fair values of the restricted shares with the option feature granted in the years indicated:

	2014	2015
Risk-free interest rates(1)	2.65%~3.22%	2.68%~2.97%
Expected volatility range(2)	64.5%~66.2%	53.1%~63.3%
Expected dividend yield(3)	0%	0%
Expected exercise multiple(4)	2.2~2.8	2.2

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

(4)         The expected exercise multiple was based on research study regarding exercise pattern and historical statistic data, including Carpenter, J. 1998. “The Exercise and Valuation of Executive Stock Options.” Journal of Financial Economics, vol. 48, no. 2 (May): 127-158 and Huddart and Lang in Huddart, S., and M. Lang. 1996. “Employee Stock Option Exercises: An Empirical Analysis.”

If factors change and we employ different assumptions for estimating share-based compensation expenses in future periods or if we decide to use a different valuation model, our share-based compensation expenses in future periods may differ significantly from what we have recorded in prior periods and could materially affect our operating profit, net income and net income per share.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board, or the FASB, issued ASU No. 2014-09, Revenue from Contracts with Customers, or ASU 2014-09, which supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of the promised goods or services to customers in an amount that reflects the consideration to which entity expects to be entitled to in exchange for goods or services. The amendments in ASU 2014-09 are effective for annual reporting periods beginning after December 15, 2016, including interim period within that reporting period. Early adoption is not permitted. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers-Deferral of the effective date, or ASU 2015-14. The amendments in ASU 2015-14 defer the effective date of ASU 2014-09 issued in May 2014. According to ASU 2015-14, the new revenue guidance ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. We are in the process of evaluating our contracts with customers under the new standard and cannot currently estimate the impact of adopting this standard on our consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15 Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, or ASU 2014-15. The guidance requires an entity to evaluate whether there are conditions or events, in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued and to provide related footnote disclosures in certain circumstances. The guidance is effective for the annual period ending after December 15, 2016, and for annual and interim periods thereafter. Early application is permitted. The adoption of this guidance is not expected to have a significant impact on our consolidated financial statements.

In February 2015, the FASB issued ASU No. 2015-02, Consolidation (Topic 810) —Amendments to the Consolidation Analysis. The amendments in Topic 810 respond to stakeholders’ concerns about the current accounting for consolidation of variable interest entities, by changing aspects of the analysis that a reporting entity must perform to determine whether it should consolidate such entities. Under the amendments, all reporting entities are within the scope of Subtopic 810-10, Consolidation—Overall, including limited partnerships and similar legal entities, unless a scope exception applies. The amendments are intended to be an improvement to current U.S. GAAP, as they simplify the codification of FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R), with changes including reducing the number of consolidation models through the elimination of the indefinite deferral of Statement 167 and placing more emphasis on risk of loss when determining a controlling financial interest. The amendments are effective for publicly-traded companies for fiscal years beginning after December 15, 2015, and for interim periods within those fiscal years. Earlier adoption is permitted. We are currently evaluating the impact of adopting this guidance on our consolidated financial statements.

In September 2015, the FASB issued ASU No. 2015-16, Simplifying the Accounting for Measurement-Period Adjustments, which eliminates the requirement for acquirers in a business combination to account for measurement-period adjustments retrospectively. Instead, acquirers must recognize measurement-period adjustments during the period in which they determine the amounts, including the effect on earnings of any amounts that would have been recorded in previous periods if the accounting had been completed at the acquisition date. This update is effective for interim and annual periods beginning after December 15, 2015, with early adoption permitted. The implementation of this update is not expected to have any material impact on our condensed consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities to be classified as noncurrent on the balance sheet. The amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. All short-term deferred tax assets and liabilities will be reclassified to long-term assets and liabilities upon adoption of this update. We are currently evaluating the impact of adopting this guidance on our consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases, or ASU 2016-02. ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2018. Early adoption is permitted. We are currently evaluating the impact of adopting this standard on our consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-07, Investments—Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting, which eliminates the requirement to retrospectively apply the equity method in previous periods. Instead, the investor must apply the equity method prospectively from the date the investment qualifies for the equity method. The amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods, with early adoption permitted. We are currently evaluating the impact of adopting this guidance on our consolidated financial statements.

B.                                    Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operations from our operating profit, private issuances and sales of preferred and ordinary shares and the net proceeds from our initial public offering. As of December 31, 2015, we had RMB1,809.3 million (US$279.3 million) in cash and cash equivalents. We believe that our cash and the anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the next 12 months. However, we may require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to selectively pursue. If our existing cash resources are insufficient to meet our requirements, we may seek to sell equity or equity-linked securities, debt securities or borrow from banks.

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

The table below sets forth a breakdown of our cash by currency and location as of December 31, 2013, 2014 and 2015:

	As of December 31,
	2013	2014	2015
	(In thousands of RMB)
Cash located outside of the PRC
- in US dollars	287,698	713,716	1,118,752
- in RMB	4,795	8,970	5,175
- in HK dollars	965	12,914	56,955
- in Euro	—	61	4,830
- in other currencies	—	392	2,466
Cash located in the PRC
- held by subsidiaries, in RMB	95,293	287,531	463,894
- held by subsidiaries, in US dollars	—	—	9,055
- held by VIEs in RMB	140,474	67,434	130,195
- held by VIEs in US dollars	1,311	2,267	17,966
Total cash and cash equivalents	530,536	1,093,285	1,809,288

The table below sets forth a breakdown of our short-term investments by location as of December 31, 2013, 2014 and 2015:

	As of December 31,
	2013	2014	2015
	(In thousands of RMB)
Short-term investments located outside of the PRC
- Fixed-rate time deposits located outside the PRC	—	428,330	18,831
- Available-for-sale equity securities located outside the PRC	55,780	6,913	—
- Available-for-sale debt securities located outside the PRC	—	78,378	—
Short-term investments located in the PRC
- Fixed-rate time deposits located in the PRC	—	—	10,403
Total short-term investments	55,780	513,621	29,234

The following table sets forth a summary of our cash flows for the years indicated:

	Year Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
	(In thousands)
Net cash provided by operating activities	198,181	361,442	936,976	144,644
Net cash used for investing activities	(100,787)	(1,175,295)	(340,629)	(52,585)
Net cash provided by financing activities	304,272	1,380,889	81,627	12,602
Effect of exchange rate changes on cash	(5,506)	(4,287)	38,029	5,871
Cash and cash equivalents at the beginning of year	134,376	530,536	1,093,285	168,774
Net increase in cash and cash equivalents	396,160	562,749	716,003	110,532
Cash and cash equivalents at the end of year	530,536	1,093,285	1,809,288	279,306

Operating Activities

Net cash provided by operating activities for the year ended December 31, 2015 was RMB937.0 million (US$144.6 million). This amount was primarily attributable to net income of RMB171.3 million (US$26.4 million), (i) adjusted for certain non-cash expenses, primarily share-based compensation expenses of RMB315.4 million (US$48.7 million), amortization of intangible assets of RMB120.5 million (US$18.6 million), impairment of goodwill and intangible assets of RMB49.9 million (US$7.7 million) and impairment of investments of RMB34.7 million (US$5.4 million); (ii) adjusted for changes in operating assets and liabilities that positively affected operating cash flow, primarily an increase in accrued expenses and other current liabilities of RMB636.7 million (US$98.3 million); and (iii) partially offset by changes in operating assets and liabilities that negatively affected operating cash flow, primarily due to an increase in accounts receivable of RMB316.2 million (US$48.8 million) and an increase in prepayments and other current assets of RMB162.1 million (US$25.0 million). The amortization of intangible assets was mainly related to technology, license fee, customer relationship and user base that were acquired through business acquisition and prepaid license fees for games. The increase in accrued expenses and other current liabilities was mainly attributable to (i) the increase in accrued advertising, marketing and promotional expenses, which primarily resulted from unpaid expenses incurred in promoting our mobile applications, and (ii) the increase in labor and welfare payable relating to our increased headcount and increased salary levels. The increase in accounts receivable was in line with the rapid growth of our business.

Net cash provided by operating activities for the year ended December 31, 2014 was RMB361.4 million. This amount was primarily attributable to net income of RMB66.9 million, (i) adjusted for certain non-cash expenses, primarily share-based compensation expenses of RMB173.3 million, amortization of intangible assets of RMB57.1 million, depreciation of property and equipment of RMB21.7 million and changes in fair value of contingent consideration of RMB13.7 million; (ii) adjusted for changes in operating assets and liabilities that positively affected operating cash flow, primarily an increase in accrued expenses and other current liabilities of RMB225.4 million; and (iii) partially offset by changes in operating assets and liabilities that negatively affected operating cash flow, primarily an increase in accounts receivable of RMB152.0 million and an increase in prepayments and other current assets of RMB85.5 million. The amortization of intangible assets was mainly related to technology, customer relationship and user base that were acquired through business acquisition and prepaid license fees for games. The increase in accrued expenses and other current liabilities was mainly attributable to (i) the increase in accrued advertising, marketing and promotional expenses, which primarily resulted from unpaid expenses incurred in promoting our mobile applications, and (ii) the increase in labor and welfare payable relating to our increased headcount and increased salary levels. The increase in accounts receivable was in line with the rapid growth of our business.

Net cash provided by operating activities for the year ended December 31, 2013 was RMB198.2 million. This amount was primarily attributable to net income of RMB62.0 million, (i) adjusted for certain non-cash expenses, primarily share-based compensation expenses of RMB37.4 million, deferred income tax expense of RMB33.9 million, deemed employee compensation attributable to redemption right granted to a noncontrolling shareholder of RMB14.7 million and amortization of intangible assets of RMB14.2 million, (ii) adjusted for changes in operating assets and liabilities that positively affected operating cash flow, primarily an increase in accrued expenses and other current liabilities of RMB97.1 million, and (iii) partially offset by changes in operating assets and liabilities that negatively affected operating cash flow, primarily an increase in prepayments and other current assets of RMB45.4 million. The deferred income tax expenses mainly resulted from the outside basis difference arising from the retained earnings in Beijing Mobile, our VIE, and the deferred tax liability related to the non-deductible share-based compensation expense, which primarily resulted from the difference between PRC tax regulations and their practical implementation by PRC tax authorities. The increase in accrued expenses and other current liabilities was mainly attributable to (i) the increase in accrued advertising, marketing and promotional expenses, which primarily resulted from unpaid expenses incurred in promoting our mobile applications, and (ii) increase in labor and welfare payable relating to our increased headcount and increased salary levels. The increase in prepayments and other current assets was mainly attributable to receivable from employees related to the individual income tax arising from the vested restricted shares of our company.

Investing Activities

Net cash used in investing activities was RMB340.6 million (US$52.6 million) for the year ended December 31, 2015, primarily attributable to purchase of fixed-rate time deposits of RMB481.2 million (US$74.3 million), purchase of cost method investments of RMB399.5 million (US$61.7 million), acquisition of business (net of cash acquired) of RMB249.4 million (US$38.5 million), purchase of equity method investments of RMB107.1 million (US$16.5 million), purchase of property and equipment of RMB61.1 million (US$9.4 million), purchase of intangible assets of RMB34.6 million (US$5.3 million), partially offset by sales and maturity of fixed-rate time deposits of RMB901.4 million (US$139.1 million) and proceeds from maturity of available-for-sale investments of RMB68.2 million (US$10.5 million).

Net cash used in investing activities was RMB1,175.3 million for the year ended December 31, 2014, primarily attributable to fixed-rate time deposits of RMB1,388.2 million, acquisition of business (net of cash acquired) of RMB195.2 million, purchase of cost method investments of RMB151.3 million, purchase of equity method investments of RMB125.7 million, purchase of intangible assets of RMB120.4 million and purchase of available-for-sale securities of RMB110.8 million, partially offset by maturity of fixed-rate time deposits of RMB959.8 million.

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

Financing Activities

Net cash generated from financing activities was RMB81.6 million (US$12.6 million) in 2015, primarily due to proceeds from bank loans of RMB101.9 million (US$15.7 million), partially offset by settlement of contingent consideration of RMB27.7 million (US$4.3 million) in connection with the acquisition of Suzhou Jiangduoduo, Hongkong Zoom, Photo Grid and MobPartner.

Net cash generated from financing activities was RMB1,380.9 million in 2014, compared to net cash of RMB304.3 million generated from financing activities in 2013. This increase was primarily due to the net proceeds of RMB1,409.2 million from our initial public offering and the concurrent private placement completed in May 2014.

Net cash provided by financing activities was RMB304.3 million for the year ended December 31, 2013, primarily attributable to proceeds from issuance of series B preferred shares (net of issuance costs) of RMB322.0 million, partially offset by payment of dividend of RMB17.7 million.

Holding Company Structure

Cheetah Mobile Inc. is a holding company. We conduct our operations through our subsidiaries incorporated in and outside China, as well as our VIEs and a VIE’s subsidiary in China. As a result, although other means are available for us to obtain financing at the holding company level, Cheetah Mobile Inc.’s ability to pay dividends to the shareholders and to service any debt it may incur depends on dividends paid by our subsidiaries and service fees paid by our PRC VIEs to our PRC subsidiaries under the exclusive technology development, support and consultancy agreements. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to us.

Each of our PRC entities is required to make appropriations to certain statutory reserve funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. Specifically, each of our PRC entities is required to allocate at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds, enterprise expansion fund and discretionary surplus fund, as the case may be, at the discretion of its board of directors.

Loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits, which is the difference between the registered capital of such PRC subsidiary and the amount of total investment as approved by the PRC government. In addition, if we decide to finance our PRC subsidiaries by means of capital contributions, these capital contributions must be approved by the PRC government. Therefore, any failure or delay in receiving such registrations or approvals may limit our ability to fund our PRC subsidiaries using funds we have, hence materially and adversely affecting our liquidity and our ability to fund and expand our business.

Capital Expenditures

We incurred capital expenditures of RMB30.0 million, RMB156.6 million, and RMB95.7 million (US$14.8 million) in 2013, 2014 and 2015, respectively. Our capital expenditures were primarily attributable to purchase of intangible assets, including intellectual property, game copyrights and tools applications, computers and servers, and improvement works made to our office in Beijing and other equipment. As our business expands, we may purchase more intangible assets, new servers and other equipment in the future.

C.            Research and Development

We seek to be at the forefront of our industry by meeting and anticipating user needs through the development of innovative products and services. Our R&D and innovation are driven by our user centric culture. From our line engineers to our chief executive officer, everyone involved in our interactive product development process focuses on developing and enhancing products and services to anticipate, meet and exceed our users’ expectations. Through various channels such as pre-release trial events among our fans in various countries, feedback from closed beta testing and user comments and ratings on application distribution platforms, our global users provide us with information about our products and services and the evolution of the mobile industry. We innovate and enhance our products and services based on our users’ feedbacks and ideas.

As of December 31, 2015, our engineering team consisted of 1,405 employees, approximately 83% of whom held bachelor’s or more advanced degrees. In addition, we have a dedicated customer service team capable of operating in multiple languages that interacts with users and receives users’ input and advice regarding further product development.

D.            Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2015 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

F.            Contractual Obligations

The following table sets forth our contractual obligations by specified categories as of December 31, 2015.

	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In RMB thousands)
Operating lease obligations(1)	373,434	163,683	118,912	89,009	1,830
Long-term debt obligation(2)	11,860	678	4,907	4,418	1,857
License fees commitments(3)	2,222	2,222	—	—	—
Total	387,516	166,583	123,819	93,427	3,687

(1)         Mainly include operating lease for our office building, rental for employees and bandwidth and internet data center.

(2)   Long-term debt obligation represents the long-term loans of MobPartner from Bpifrance Financement and Hongkong and Shanghai Banking Corporation Limited (France branch). The total interest to be paid for these loans is RMB960,000 (US$148,000). Please see “loans payable” under Note 10 to our audited consolidated financial statements.

(3)         Represent contractual obligation with a third party that was signed in 2013 with terms of three years, and contractual obligation with a third party that was signed in 2015 with terms of two years.

G.            Safe Harbor

See “Forward-Looking Statements” on page 2 of this annual report.

Item 6.                   Directors, Senior Management and Employees

A.            Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jun Lei	46	Chairman of Board of Directors
Sheng Fu	38	Chief Executive Officer and Director
Hongjiang Zhang	55	Director
Yuk Keung Ng	52	Director
David Ying Zhang	42	Independent Director
Ke Ding	43	Director
Jeffrey Zhaohui Li	40	Director
Wei Liu	39	Director
Richard Weidong Ji	48	Independent Director
Ming Xu	37	President
Ka Wai Andy Yeung	43	Chief Financial Officer
Charles Chenggong Fan	44	Chief Technology Officer
Xinhua Liu	42	Chief Marketing Officer
Jie Xiao	41	Senior Vice President
Yong Chen	37	Senior Vice President

Jun Lei has been our director since October 2010 and the chairman of our board since September 2011. Mr. Lei was appointed to be a director of our company by Kingsoft Corporation, a company listed on the Hong Kong Stock Exchange (Stock Code: 3888). Mr. Lei is a co-founder and is currently the chairman and the chief executive officer of Kingsoft Corporation. From October 1998 to December 2007, Mr. Lei served as the chief executive officer of Kingsoft Corporation. In 2010, Mr. Lei co-founded and has since then served as the chairman of Xiaomi Corporation, a smartphone and mobile internet company in China. From April 2000 to March 2005, Mr. Lei co-founded and served as the chairman of Joyo.com, which was later acquired by Amazon.com, Inc. in 2004 and became Amazon China. Mr. Lei also serves as the chairman of YY Inc. (NASDAQ: YY), which is a rich communication social platform. In addition, Mr. Lei is an active private equity investor and currently serves as a director or advisor in several privately held companies that he founded or invested in. Mr. Lei received his bachelor’s degree in computer science from Wuhan University in China in 1991.

Sheng Fu has been our chief executive officer and director since December 2010. Mr. Fu has also been a senior vice president of Kingsoft Corporation since March 2011. Since September 2009, Mr. Fu has been the chief executive officer and chairman of Conew Network. Prior to that, Mr. Fu was the vice president of Matrix Partners China from November 2008. Between November 2005 and August 2008, Mr. Fu worked at Qihoo serving various management roles at its 360 department, a division then in charge of developing 360 products. From March 2003 to October 2005, Mr. Fu was the product manager of 3721 Internet Real Name and 3721 Internet Assistant. Mr. Fu received a bachelor’s degree in economics from Shandong Institute of Business and Technology in China in 1999.

Hongjiang Zhang has been our director since December 2011. Dr. Zhang was appointed to be our director by Kingsoft Corporation, at which Dr. Zhang currently serves as an executive director and the chief executive officer. Dr. Zhang also serves as an executive director and the chief executive officer of Kingsoft Cloud Holdings Limited, a subsidiary of Kingsoft Corporation. Dr. Zhang is also a director of 21Vianet Group, Inc. (NASDAQ: VNET) and Xunlei Limited (NASDAQ: XNET). Prior to joining Kingsoft Corporation in October 2011, since January 2004, Dr. Zhang was the chief technology officer of Microsoft Asia-Pacific Research and Development Group and the managing director of the Microsoft Advanced Technology Center and a Distinguished Scientist. In his dual role, Dr. Zhang led Microsoft’s research and development initiatives in China, including strategy and planning, research and development, as well as incubation of products, services and solutions. Dr. Zhang was also a member of the executive management committee of Microsoft (China) Limited. Dr. Zhang was the deputy managing director and a founding member of Microsoft Research Asia. Dr. Zhang has authored four books, over 400 scientific papers and holds nearly 200 US and international patents. Dr. Zhang received a Ph.D. in electrical engineering from the Technical University of Denmark in 1991, and a bachelor of science degree from Zhengzhou University, China, in 1982.

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

David Ying Zhang has been our director since October 2010. Mr. Zhang was appointed to be our director by Matrix Partners China. Our board of directors has determined that Mr. Zhang meets the independence standards under Rule 10A-3 under the Exchange Act and applicable NYSE corporate governance rules. Mr. Zhang is a founding managing partner of Matrix Partners China, where he oversees all of private equity investment firm’s operations. Mr. Zhang is currently also a director of Momo Inc. (NASDAQ: MOMO). Prior to joining us, since 2002, Mr. Zhang established and expanded WI Harper Group’s Beijing operations and co-managed its China portfolios. Prior to joining WI Harper Group, Mr. Zhang worked at Salomon Smith Barney, where he was responsible for analyzing, structuring and marketing companies in the internet, software and semiconductor sectors. Before then, Mr. Zhang worked at ABN AMRO Capital as a senior venture associate. Mr. Zhang received a master of science degree in biotechnology and business from Northwestern University in 1999 and a bachelor of science degree in clinical science with minor in chemistry from California State University in 1997.

Ke Ding has been our director since June 2013. Mr. Ding was appointed to be our director by TCH Copper Limited, an affiliate of Tencent Holdings Limited, a Hong Kong-listed company (Stock Code: 0700), or Tencent, and one of our major shareholders. Since March 2011, Mr. Ding has been the vice president in charge of mobile internet business at Tencent. Prior to that, Mr. Ding had been the general manager in charge of Tencent’s 3G products center since May 2009. Mr. Ding received a master’s degree in theoretical and applied automated control from Lanzhou University of Technology, China, in 1997, and a bachelor’s degree of science from Xidian University, China, in 1994.

Mr. Jeffrey Zhaohui Li has been our director since November 2015. Mr. Li currently serves as the managing partner of investment and general manager of mergers & acquisitions (M&A) at Tencent, focusing on Tencent’s global investment and M&A activities in interactive entertainment and gaming, social networking service, O2O (“online-to-offline”), and internet finance, among other areas. He leads Tencent’s investment strategy in worldwide gaming industry. Mr. Li is also responsible for Tencent’s early stage and growth stage investment strategy in China and multiple countries. In recent years, he launched and led Tencent’s ongoing investment efforts to penetrate key O2O sectors, including social commerce, automotive, education and healthcare, among others. He was responsible for Tencent’s investments in Huayi Brothers Media Corp., Zhihu.com, Netmarble Games, Howbuy.com and many others around the world. Before joining Tencent, Mr. Li was the investment principal at Bertelsmann Asia Investment, where he led the investment in BitAuto (NYSE: BITA) and Phoenix New Media (NYSE: FENG).  Before that, he worked for Google and Nokia in various product and business roles, where he gained substantial experience in the internet and mobile arenas. Mr. Li holds a bachelor’s degree from Peking University and an M.B.A. degree from Duke University’s Fuqua School of Business.

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

Richard Weidong Ji has been our director since May 7, 2014. Our board of directors has determined that Mr. Ji meets the independence standards under Rule 10A-3 under the Exchange Act and applicable NYSE corporate governance rules. Mr. Ji is the founding partner of All-Star Investment Limited, which aims to invest in internet technology leaders and consumer brands that help enhance the lives of Chinese consumers. Mr. Ji is also an independent director and a member of the audit committee of the board of the NASDAQ-listed YY Inc. Mr. Ji served as managing director and head of Asia-Pacific internet/media investment research at Morgan Stanley Asia Limited from 2005 to 2012, during which period he had won recognitions from publications and research groups such as Institutional Investor, Greenwich Associates, Asiamoney and Financial Times. Mr. Ji holds a doctor of science degree in biological science from Harvard University, an MBA from the Wharton School of Business at the University of Pennsylvania and a bachelor of science from Fudan University in China.

Ming Xu has been our president since November 2014. Mr. Xu had served as our chief technology officer from October 2010 to February 2016. Mr. Xu has more than ten years of experience in the research and development of anti-virus and internet security. Prior to joining us, between September 2008 and October 2010, Mr. Xu served as the chief technology officer of Conew.com Corporation. Between 2005 and August 2008, Mr. Xu worked at Qihoo, where he was the technical director of 360 department, a division then in charge of developing 360 products. Between 2003 and 2005, Mr. Xu worked in various Internet companies, including Yahoo! Inc. and Beijing 3721 Technology Co., Ltd. as a software engineer. Mr. Xu received a master’s degree and a bachelor’s degree in engineering from Harbin Institute of Technology, China, in 2002 and 1999, respectively.

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

Charles Chenggong Fan has been our chief technology officer since February 2016. Prior to joining us, Mr. Fan served as the senior vice president of VMware Inc., or VMware, a leading cloud computing company, where he led its storage and big data businesses. Mr. Fan was also the founder of the China research and development centers of VMware and EMC Corporation. Mr. Fan started his career as an entrepreneur, co-founding file virtualization startup Rainfinity, which was acquired by EMC Corporation in 2005. He has rich experience in distributed systems, cloud infrastructure and big data. He received his Ph.D. in 2001, a master of science degree in Electrical Engineering from the California Institute of Technology in 1996 and a bachelor’s degree in electrical engineering from Cooper Union in 1995.

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

Jie Xiao has been our senior vice president since November 2014, after having served as our vice president since October 2010. Ms. Xiao is in charge of business development, marketing, and commercial products. From 2008 to 2010, she was a senior manager at the enterprise marketing department of Baidu, Inc. (NASDAQ: BIDU), focusing on public relations. Prior to that, she worked as a public relations director at Qihoo and a communications manager for Yahoo! China. She received a bachelor’s degree in accounting from Renmin University in 1999.

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

B.            Compensation

Compensation of Directors and Officers

For the fiscal year ended December 31, 2015, we paid an aggregate of approximately RMB10.4 million (US$1.6 million) in cash to our executive officers, including our executive director, and an aggregate of approximately RMB680,000 (US$105,000) in cash to our non-executive directors. Our PRC entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefits. For the fiscal year ended December 31, 2015, we contributed an aggregate of approximately RMB691,000 (US$107,000) for pension, retirement benefits or other similar benefits for our executive officers, including our executive director.

Share Incentive Awards

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

The 2011 Plan

Under the 2011 Plan, the maximum number of shares in respect of which awards that may be granted is 100,000,000 ordinary shares of our company as at the date of such grant, excluding any shares awarded that have lapsed or have been forfeited. In May 2011, we issued 100,000,000 ordinary shares that were put on trust for the benefit of participating employees in the 2011 Plan. As of March 31, 2016, 97,893,660 restricted shares (excluding those that have been forfeited) had been granted under the 2011 Plan.

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

Lapse of the Awards. An award will lapse if (i) the grantee of an award ceases to be an employee of our company or subsidiaries, (ii) the company which employs the selected employee ceases to be a subsidiary of our company, or (iii) there is an ordinary for involuntary wind-up of our company or a resolution is passed for the voluntary wind-up of our company, save for the purposes of an amalgamation, reconstruction or scheme of arrangement.

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

The 2013 Plan

Under the 2013 Plan, the maximum number of our ordinary shares that may be issued is 64,497,718 ordinary shares. As of March 31, 2016, 62,603,131 restricted shares with a purchase price (excluding those that have been forfeited) had been granted under the 2013 Plan.

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

The 2014 Plan

We adopted the 2014 Plan in April 2014. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan is 122,545,665 Class A ordinary shares. As of March 31, 2016, 34,282,530 restricted shares with a purchase price (excluding those that have been forfeited) had been granted under the 2014 Plan.

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

The following table summarizes, as of March 31, 2016, the restricted shares that we granted to our current directors and executive officers and to other individuals as a group under our 2011 Plan, 2013 Plan and 2014 Plan, and which remained outstanding.

	Number of Restricted Shares Outstanding	Purchase Price (US$/Share)	Date of Grant	Expiration Date
Sheng Fu	2,929,000	N/A	March 21, 2014	May 25, 2021
	19,307,951	0.34	March 21, 2014	January 1, 2024
David Ying Zhang	*	N/A	May 8, 2015	May 25, 2021
Richard Weidong Ji	*	N/A	May 8, 2015	May 25, 2021
Ming Xu	*	N/A	March 21, 2014	May 25, 2021
	*	0.34	March 21, 2014	January 1, 2024
Ka Wai Andy Yeung	*	N/A	January 1, 2014	May 25, 2021
	*	0.34	January 2, 2014	January 1, 2024
	*	0.34	July 1, 2015	April 22, 2024
Charles Chenggong Fan	*	0.34	April 1, 2016	April 24, 2024
Xinhua Liu	*	N/A	January 1,2012	May 25, 2021
Yong Chen	*	N/A	June 1, 2011	May 25, 2021
	*	0.34	January 31, 2016	April 24, 2024
Jie Xiao	*	N/A	January 1, 2012	May 25, 2021
	*	0.34	January 31, 2016	April 24, 2024
Other individuals as a group	60,562,350	N/A
Total	105,273,964

*                 Less than 1% of our total outstanding Class A and Class B ordinary shares.

All restricted shares granted prior to the completion of our initial public offering under our share incentive plans entitle the holders to our Class B ordinary shares, while all restricted shares granted thereafter entitle the holders to Class A ordinary shares.

Other Share Incentive Awards

In addition to awards granted pursuant to our share incentive plans, in 2015, we granted an aggregate of 4,627,940 restricted shares to certain individuals for their employment with us in connection with certain investments and acquisitions made by us. Such awards are subject to such employees’ continued employment with us for specified terms.

Moxiu Technology, our 52.1%-owned subsidiary, has granted certain options to purchase its ordinary shares to certain of its employees.

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

Audit Committee

Our audit committee consists of Richard Weidong Ji and David Ying Zhang, and is chaired by Richard Weidong Ji. Our board of directors has determined that Richard Weidong Ji and David Ying Zhang both meet the “independence” requirements of NYSE and the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Richard Weidong Ji qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

D.            Employees

We had 1,178, 1,809 and 2,151 employees as of December 31, 2013, 2014 and 2015, respectively. The following table sets forth the number of our employees, categorized by function, as of December 31, 2015:

Function	Number of Employees
Operations	99
Research and development	1,405
Sales and marketing	446
General and administrative	201
Total	2,151

E.            Share Ownership

For information regarding the share ownership of our directors and officers, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” For information as to share awards granted to our directors, executive officers and other employees, see “Item 6. Directors, Senior Management and Employees—B.  Compensation—Share Incentive Awards—Share Incentive Plans.”

Item 7.                   Major Shareholders and Related Party Transactions

A.            Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2016 by:

•                  each of our current directors and executive officers; and

•                  each person known to us to own beneficially more than 5% of our shares.

Percentage of beneficial ownership is based on 1,424,588,645 total outstanding ordinary shares as of March 31, 2016, representing the sum of 369,074,493 Class A ordinary shares and 1,055,514,152 Class B ordinary shares of our company.

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

	Shares Beneficially Owned		Ordinary Shares Beneficially
	Class A	Class B	Owned	Voting Power
Directors and Executive Officers**:	Ordinary Shares	Ordinary Shares	%(1)	%(2)
Jun Lei(3)	17,660,294	—	1.2	0.2
Sheng Fu(4)	38,867,334	78,119,634	8.2	7.5
Hongjiang Zhang(5)	—	—	—	—
Yuk Keung Ng(6)	*	—	*	*
David Ying Zhang(7)	4,621,396	22,168,675	1.9	2.1
Ke Ding(8)	—	—	—	—
Jeffrey Zhaohui Li(9)	—	—	—	—
Wei Liu(10)	—	—	—	—
Richard Weidong Ji(11)	*	—	*	*
Ming Xu(12)	13,183,666	46,309,800	4.2	4.4
Ka Wai Andy Yeung	*	*	*	*
Charles Chenggong Fan	—	—	—	—
Xinhua Liu	—	*	*	*
Jie Xiao	—	*	*	*
Yong Chen	*	*	*	*
All directors and executive officers as a group	77,786,226	168,127,649	17.1	16.1
Principal Shareholders:
Kingsoft Corporation Limited(13)	11,800,547	662,806,049	47.4	60.8
Tencent Holdings Limited(14)	15,031,120	220,481,928	16.5	20.3
Sheng Global Limited(15)	38,867,334	70,581,063	7.7	6.8

*                 Less than 1% of our total outstanding Class A and Class B ordinary shares.

**          Unless otherwise indicated in the footnotes, the business address for our directors and officers is Hui Tong Times Square, No.1 Yaojiayuan South Road,Chaoyang District, Beijing, 100123, People’s Republic of China.

(1)         Percentage ownership is calculated by dividing the number of Class A and Class B ordinary shares beneficially owned by a given person or group by the sum of (i) 1,424,588,645 ordinary shares and (ii) the number of Class A and Class B ordinary shares that such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after March 31, 2016.

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

(3)         Represents (i) 14,285,714 Class A ordinary shares held by Xiaomi Ventures Limited and beneficially owned by Mr. Lei, and (ii) 3,374,580 Class A ordinary shares represented by ADSs held by Go Corporate Limited and beneficially owned by Mr. Lei. The business address of Mr. Lei is c/o Kingsoft Corporation Limited, Kingsoft Tower, No.33, Xiaoying West Road, Haidian District, Beijing 100085, People’s Republic of China.

(4)         Represents (i) 32,500,000 Class A ordinary shares represented by restricted ADSs and 48,281,063 Class B ordinary shares held by Sheng Global Limited, a British Virgin Islands company wholly owned by Mr. Fu, (ii) 6,367,334 Class A ordinary shares and 22,300,000 Class B ordinary shares, or 66.7% of the 9,551,000 Class A ordinary shares (represented by restricted ADSs) and 33,450,000 Class B ordinary shares, respectively, held by FaX Vision Corporation, a BVI company 66.7%-owned by Sheng Global Limited, (iii) 781,073 Class B ordinary shares that have vested to Mr. Fu under our 2011 Share Award Scheme, and (iii) 6,757,498 Class B ordinary shares that Mr. Fu may purchase upon vesting of restricted shares granted to him under our 2013 Equity Incentive Plan within 60 days after March 31, 2016.

(5)         The business address of Mr. Zhang is c/o Kingsoft Corporation Limited, Kingsoft Tower, No.33, Xiaoying West Road, Haidian District, Beijing 100085, People’s Republic of China.

(6)         The business address of Mr. Ng is c/o Kingsoft Corporation Limited, Kingsoft Tower, No.33, Xiaoying West Road, Haidian District, Beijing 100085, People’s Republic of China.

(7)         Represents (i) an aggregate of 4,552,090 Class A ordinary shares and 22,168,675 Class B ordinary shares held by Matrix Partner China I, L.P. and Matrix Partner China I-A, L.P., or collectively, the Matrix Partners Funds, as reported on the amendment to Schedule 13G jointly filed by the Matrix Partners Funds and other persons on February 5, 2016, (ii) 34,653 Class A ordinary shares that have vested to Mr. Zhang under our share incentive plans, and (iii) 34,653 Class A ordinary shares that Mr. Zhang may receive or purchase, where applicable, upon vesting of restricted shares under our share incentive plans within 60 days after March 31, 2016. Mr. Zhang is the managing partner of Matrix Partner Funds and may therefore be deemed to be a beneficial owner of the shares owned by Matrix Partner Funds. The business address of Mr. Zhang is Suite 2601, Taikang Financial Tower, Yard No. 38, 3rd East Ring Road North, Chaoyang District, Beijing, People’s Republic of China.

(8)         The business address of Mr. Ding is c/o Tencent Holdings Limited, Tencent Building, Kejizhongyi Avenue, Hi-tech Park, Nanshan District, Shenzhen, 518057, People’s Republic of China.

(9)         The business address of Mr. Li is c/o Tencent Holdings Limited, Tencent Building, Kejizhongyi Avenue, Hi-tech Park, Nanshan District, Shenzhen, 518057, People’s Republic of China.

(10)  The business address of Mr. Liu is c/o Kingsoft Corporation Limited, Kingsoft Tower, No.33, Xiaoying West Road, Haidian District, Beijing 100085, People’s Republic of China.

(11)  The business address of Mr. Ji is Suite 2103 21/F, Two Exchange Square, 8 Connaught Place, Central, Hong Kong.

(12)  Represents (i) 10,000,000 Class A ordinary shares represented by restricted ADSs and 30,390,531 Class B ordinary shares held by XaDvision Global Limited, a BVI company wholly owned by Mr. Xu, (ii) 3,183,666 Class A ordinary shares and 11,150,000 Class B ordinary shares, or 33.3% of the 9,551,000 Class A ordinary shares (represented by restricted ADSs) and 33,450,000 Class B ordinary shares, respectively, held by FaX Vision Corporation, a BVI company 33.3%-owned by XaDvision Global Limited, (iii) 585,869 Class B ordinary shares that have vested to Mr. Xu under our 2011 Share Award Scheme, and (iv) 4,183,400 Class B ordinary shares that Mr. Xu may purchase upon vesting of restricted shares granted to him under our 2013 Equity Incentive Plan within 60 days after March 31, 2016.

(13)  Represents (i) 5,040,877 Class A ordinary shares, (ii) 6,759,670 Class A ordinary shares represented by ADSs, and (iii) 662,806,049 Class B ordinary shares held by Kingsoft Corporation Limited. Kingsoft Corporation Limited is a company incorporated in Cayman Islands listed on the Hong Kong Stock Exchange (Stock Code: 3888). Its business address is Kingsoft Tower, No. 33, Xiaoying West Road, Haidian District, Beijing 100085, People’s Republic of China.

(14)  Represents (i) 745,410 Class A ordinary shares and 14,285,710 Class A ordinary shares represented by ADSs held by THL E Limited, a British Virgin Islands company wholly owned by Tencent Holdings Limited, and (ii) 220,481,928 Class B ordinary shares held by TCH Copper Limited, a British Virgin Islands company wholly owned by Tencent Holdings Limited, as reported on the Schedule 13D jointly filed by TCH Copper Limited, Tencent Holdings Limited and THL E Limited on May 19, 2014. Tencent Holdings Limited is a Cayman Islands company listed on the Hong Kong Stock Exchange (Stock Code: 700). The business address of Tencent Holdings Limited is 29/F, Three Pacific Place, No.1 Queen’s Road East, Wan Chai, Hong Kong.

(15)  Represents (i) 32,500,000 Class A ordinary shares represented by restricted ADSs and 48,281,063 Class B ordinary shares held by Sheng Global Limited and (ii) 6,367,334 Class A ordinary shares and 22,300,000 Class B ordinary shares, or 66.7% of the 9,551,000 Class A ordinary shares (represented by restricted ADSs) and 33,450,000 Class B ordinary shares, respectively, held by FaX Vision Corporation, a BVI company 66.7%-owned by Sheng Global Limited. The registered address of Sheng Global Limited is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

As of March 31, 2016, to our knowledge, on the same basis of calculation as above, 343,558,690 Class A ordinary shares represented by ADSs, or approximately 24.1% of our total outstanding ordinary shares were held by one record shareholder in the United States, namely The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Transactions and Agreements with Kingsoft Corporation and its Subsidiaries

Kingsoft Corporation is our controlling shareholder, with beneficial ownership and voting power of 47.4% and 60.8%, respectively, of our outstanding Class A and Class B ordinary shares on an as-converted basis as of March 31, 2016. Kingsoft Corporation has the power acting alone to approve any action requiring a vote of the majority of our ordinary shares.

Our company has certain common directors and officers with Kingsoft Corporation. As of the date of this annual report, Mr. Jun Lei, the chairman of our board of directors, also serves as the chairman and non-executive director of Kingsoft Corporation. Mr. Hongjiang Zhang, one of our directors, is also the chief executive officer and director of Kingsoft Corporation. Mr. Yuk Keung Ng, one of our directors, is also the chief financial officer and director of Kingsoft Corporation. Mr. Wei Liu, one of our directors, is also a vice president of Kingsoft Corporation. Mr. Sheng Fu, our chief executive officer and director, also serves as a senior vice president at Kingsoft Corporation.

Kingsoft Corporation is a company with shares listed on the Hong Kong Stock Exchange, and is accordingly subject to the requirements of the Hong Kong Listing Rules. Under the Hong Kong Listing Rules, we are a “connected person” of Kingsoft Corporation. Accordingly, transactions between us, our subsidiaries, our VIEs, or a VIE’s subsidiary, on the one hand, and Kingsoft Corporation or any of its subsidiaries (excluding us and our subsidiaries, VIEs and a VIE’s subsidiary), on the other hand, are “connected transactions.” Under the Hong Kong Listing Rules, all connected transactions must be carried out on normal commercial terms, and if the value of a connected transaction exceeds the applicable thresholds, it is subject to the approval of the independent shareholders of Kingsoft Corporation.

Non-compete undertaking

In connection with our initial public offering, we entered into a non-compete undertaking with Kingsoft Corporation in May 2014 on the following terms:

•                  We will not develop games and will only operate games that have been developed by third party developers, except that we may acquire a majority interest in a third party game developer if Kingsoft Corporation chooses not to acquire such interest following our referral of the opportunity to it. We may operate games developed by Kingsoft Corporation and its remaining subsidiaries subject to the relevant requirements under Chapter 14A of the Hong Kong Listing Rules, which governs connected transactions.

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

•                  We will refer all new opportunities relating to the development of games to Kingsoft Corporation and its remaining subsidiaries, except that we may continue to acquire minority interests (i.e., less than 50% interest) in third party game developers. If, following the acquisition of a minority interest in a game developer, we are able to acquire additional interests in such developer such that we will have an aggregate interest exceeding 50%, we will first offer the right to acquire such additional interests to Kingsoft Corporation. If Kingsoft Corporation chooses not to take up such right, we may do so.

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

Cooperation framework agreement

Historically, we have entered into various transactions from time to time with Kingsoft Corporation and its subsidiaries. In order to regulate such ongoing transactions, we entered into a cooperation framework agreement with Kingsoft Corporation on December 27, 2013, which became effective from January 1, 2014 and will expire on December 31, 2016. The agreement was amended on April 1, 2014. Until its expiration date, this framework agreement governs the following transactions between our company and Kingsoft Corporation:

•                  Promotion services. We and Kingsoft Corporation will mutually provide promotion services through their own products and websites for the sale of the other party’s products, including but not limited to pre-installation, bundle promotion, joint operation and publishing online advertisements;

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

For the years ended December 31, 2014 and 2015, we recognized aggregate fees of RMB6.1 million and RMB5.6 million (US$0.9 million), respectively, to Kingsoft Corporation and its subsidiaries for leasing and miscellaneous services they provided to us, in addition to the licensing fees recognized pursuant to separate licensing agreements. See “—Intellectual property licensing arrangements.” For the years ended December 31, 2014 and 2015, we recognized aggregate revenue of RMB1.7 million and RMB8.1 million (US$1.2 million), respectively, from Kingsoft Corporation and its subsidiaries for promotion services and online marketing services that we provided to Kingsoft Corporation and its subsidiaries, in addition to the licensing revenues recognized pursuant to separate licensing agreements. See “Exclusive technologies licensing agreement and framework licensing agreement.”

Exclusive technologies licensing agreement and framework licensing agreement

On December 1, 2009, Beijing Security entered into an exclusive licensing agreement with Kingsoft Japan Inc., or Kingsoft Japan, which was one of Kingsoft Corporation’s subsidiaries until it became our subsidiary in February 2016.  Pursuant to this agreement, Beijing Security granted Kingsoft Japan the exclusive right to use certain internet security software within Japan and to sub-license such software to original equipment manufacturers in Japan solely for their self-use and sale of products and services. Pursuant to this agreement, which was later amended in March 2012, Beijing Security will charge 12% of the revenues (net of cost of sales such as agents’ and distributors’ commission) derived from the sale and manufacture of products and services. This agreement, as amended, will expire on December 31, 2016.

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

For the years ended December 31, 2014 and 2015, we recognized aggregate revenue of RMB4.0 million and RMB5.8 million (US$0.6 million), respectively, from Kingsoft Japan pursuant to the exclusive licensing agreement dated December 1, 2009, as amended, and the framework licensing agreement.

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

Pursuant to the Transfer and License Agreement, Kingsoft Corporation agreed to transfer and license to us certain intellectual property it owns that is related to our business, for a total consideration of RMB13.6 million (US$2.2 million), tax inclusive. The intellectual property transferred includes software copyrights, registered and pending trademarks and approved and pending patents. In addition, we agreed to grant Kingsoft Corporation the right to use the patents and trademarks it transferred to us to promote Kingsoft Corporation and our company, for an aggregate consideration of RMB0.4 million (US$0.1 million), tax inclusive. Kingsoft Corporation also agreed to license to us certain patents and trademarks it did not transfer to us that are related to our business. However, these licenses do not allow us to use such patents and trademarks in Japan or to promote lines of business in competition with Kingsoft Corporation. These licenses will terminate upon expiration or rejection of application of the relevant patents and trademarks, and will terminate automatically when Kingsoft Corporation ceases to be our major shareholder, as such term is defined in the Hong Kong Listing Rules.

For the years ended December 31, 2014 and 2015, we incurred an aggregate license fee of RMB2.1 million (US$0.3 million) and nil, respectively, pursuant to the authorization and licensing agreement and the Transfer and License Agreement.

Corporation Promotion Agreement

We entered into corporation promotion agreements with Zhuhai Kingsoft Office Software, a subsidiary of Kingsoft Corporation in 2014 and 2015. Under the agreements, Zhuhai Kingsoft Office Software agreed to promote our products on its platforms. The promotion fee was priced based on effective IP click.  For the years ended December 31, 2014 and 2015, we incurred an aggregate promotion fee of RMB24.5 million and RMB28.2 million (US$4.4 million), respectively.

Non-exclusive game operation framework agreements

We entered into a joint game operation framework agreement with Kingsoft Corporation on October 15, 2014. Pursuant to the agreement, Kingsoft Corporation and its remaining subsidiaries grant us the license to, among others, distribute, operate and promote certain games, and we provide the platforms, including but not limited to the website, software, PC products and mobile platform, together with ancillary services, for operating such licensed games. We will share with Kingsoft Corporation and its remaining subsidiaries the revenues generated from users under the joint game operation based on the prevailing fair market price in the same industry. We will pay Kingsoft Corporation and its remaining subsidiaries (i) 20% to 50% of the revenue generated, and (ii) licensing fees ranging from RMB2 million to RMB15 million depending on the game quality, licensing scope and mobile platform operating the licensed game. Transactions under the framework agreement are subject to annual caps of RMB42 million and RMB78 million in total for 2014 and 2015, respectively. The agreement has expired on December 31, 2015.

For the years ended December 31, 2014, we recognized licensing fees of RMB13.9 million pursuant to the framework agreement and we paid a total of RMB2.3 million and RMB1.8 million (US$0.3 million) for the years ended December 31, 2014 and 2015, respectively, to the subsidiaries of Kingsoft Corporation as their share of revenues.

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

Transactions with Other Affiliates

Transactions with Beijing Starsinhand Technology Company Limited

In December 2014, we acquired an additional 22.2% equity interest in Moxiu Technology from Beijing Starsinhand Technology Company Limited, for a consideration of RMB30 million in cash, resulting in a total of 50.5% equity interest in Moxiu Technology. In May 2015, we acquired an additional 1.6% equity interest in Moxiu Technology from Beijing Starsinhand Technology Company Limited for a cash consideration of RMB25.0 million (US$3.9 million). Upon completion of this acquisition, Moxiu Technology became our subsidiary and we started to consolidate Moxiu Technology in our financial statements. Beijing Starsinhand Technology Company Limited is a subsidiary of Tencent Holdings Limited, one of our major beneficial shareholders.

Transactions with Tencent Shenzhen

We entered into a strategic cooperation agreement dated December 27, 2013, as amended on July 31, 2014, with Shenzhen Tencent Computer Systems Company Limited, or Tencent Shenzhen, to promote various types of products of Tencent Holdings Limited, its subsidiaries and their respective associates, or collectively the Tencent Group, through various forms of promotion services on our mobile and PC applications and platforms. Tencent Shenzhen is a subsidiary of Tencent Holdings Limited, one of our major beneficial shareholders. The price of services provided between us and Tencent Shenzhen will be based on (i) the prevailing fair market price, (ii) the actual cost incurred plus a reasonable profit margin, or (iii) a price with reference to the price or reasonable profit margin of an independent third party conducting the similar transactions. The term of the cooperation agreement was from January 1, 2014 to December 31, 2015.

The annual caps of all the transactions under this agreement, as further amended on June 30, 2015 and November 5, 2015, was RMB100 million (US$15.4 million) and RMB340 million (US$52.5 million) for the years ended December 31, 2014 and 2015, respectively. On January 30, 2015, we entered into a supplemental agreement with Tencent Shenzhen, pursuant to which Tencent Shezhen agrees to provide promotion services to us, subject to an annual cap of RMB100 million (US$15.4 million) for the year ended December 31, 2015.

On December 30, 2015, we entered into a new strategic cooperation agreement with Tencent Shenzhen, pursuant to which we and the Tencent Group will continue to provide promotion services to each other for the years ended December 31, 2016 and 2017, subject to annual caps of RMB495 million (US$76.4 million) and RMB587 (US$90.6 million) million, respectively, for our services provided to Tencent Group, and RMB30 million (US$4.6 million) and RMB45 million (US$6.9 million), respectively, for services provided by the Tencent Group to us.

Pursuant to the strategic cooperation agreements, as amended, for the years ended December 31, 2014 and 2015, we recognized total revenue from the Tencent Group in the amount of RMB78.4 million and RMB293.5 million (US$45.3 million), respectively, and recognized aggregate fees of nil and RMB41.6 million (US$6.4 million), respectively, to the Tencent Group.

Transactions with Xiaomi

We have entered into various agreements with the subsidiaries and affiliates of Xiaomi Corporation, or Xiaomi, which is a Cayman Islands company controlled by Mr. Jun Lei, the chairman of our board of directors. Pursuant to the agreements, we and Xiaomi provide marketing and software installation services to each other. For the years ended December 31, 2014 and 2015, we recognized a total revenue of RMB4.1 million and RMB117,000 (US$18,000), respectively, from Xiaomi, and we paid a total of RMB2.9 million and RMB47.8 million (US$7.4 million), respectively, to Xiaomi.

On February 1, 2014, we entered into a non-exclusive game operation agreement with Beijing Wali Network Technology Co., Ltd., or Beijing Wali, pursuant to which we agreed to allocate 50% of the revenue generated from jointly operated games to Beijing Wali.  For the years ended December 31, 2014 and 2015, we paid a total of RMB3.1 million and RMB3.1 million (US$0.5 million), respectively, to Beijing Wali as their share of revenues. On July 25, 2014, we entered into a second non-exclusive game operation agreement with Beijing Wali. Pursuant to the agreement, we and Beijing Wali jointly operate games and share revenues generated from the game operation at an agreed rate. For the years ended December 31, 2014 and 2015, we recognized a total of RMB1.5 million and RMB2.5 million (US$0.4 million), respectively, as our share of revenues from the joint game operation. Beijing Wali is an affiliate of Xiaomi Corporation.

Transactions with Wuhan Antian

On each of January 1, 2014 and 2015, we entered into an authorization and licensing agreement with Wuhan Antian Information Technology Co., Ltd., or Wuhan Antian, to purchase a license to use certain technology. We paid RMB4.0 million and RMB4.5 million (US$0.7 million) to Wuhan Antian for the years ended December 31, 2014 and 2015, respectively, for such a license. We owned 40% and 20% equity interest in Wuhan Antian as of December 31, 2014 and 2015, respectively.

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

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements.”

Share Incentive Plans

“Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Awards—Share Incentive Plans.”

Other Transactions with Certain Directors and Affiliates

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Compensation of Directors and Officers.”

C.                                    Interests of Experts and Counsel

Not applicable.

Item 8.                                                         Financial Information

A.                                    Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We are subject to legal proceedings and claims in our ordinary course of business from time to time. On May 27, 2015, we filed a complaint in the district court of Northern District of California against APUS Group, an Android app developer, for defamation, trade libel, copyright infringement, federal and state false advertising, trademark dilution, unfair competition, intentional interference with prospective economic advantage, and intentional interference with contract, in connection with APUS Group’s publication of certain negative statements about our company and products. We are seeking an injunction, monetary damages for the harm to our business, reputation, and consumer goodwill, account of profits, punitive damages, and attorneys’ fees and costs.

Other than the above, we are currently not a party to, and are not aware of any threat of, any legal, arbitration or administrative proceedings that, in the opinion of our management, are likely to have a material and adverse effect on our business, financial condition or results of operations. For a description of certain legal proceedings and arbitration that we are currently involved in, see “Note 18. Commitments and Contingencies—Litigation” to our consolidated financial statements for the years ended December 31, 2013, 2014 and 2015 included in this annual report.

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

We are a holding company incorporated in the Cayman Islands. We rely on a significant amount of dividends from our subsidiaries for our cash requirements, including any payment of dividends to our shareholders. With respect to our PRC subsidiaries, PRC regulations may restrict their abilities to pay dividends to us. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may rely on dividends paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations of Foreign Currency Exchange and Dividend Distribution.”

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

The following table provides the high and low trading prices for our ADSs on the NYSE for the time periods indicated.

	Trading Price
	High	Low
Annual Highs and Lows
2014 (since May 8, 2014)	30.77	12.50
2015	36.63	13.33
Quarterly Highs and Lows
Second Quarter 2014 (since May 8, 2014)	25.00	12.50
Third Quarter 2014	30.77	18.03
Fourth Quarter 2014	21.67	14.76
First Quarter 2015	30.77	12.50
Second Quarter 2015	36.63	17.23
Third Quarter 2015	29.90	13.33
Fourth Quarter 2015	21.37	13.80
First Quarter 2016	18.19	13.62
Monthly Highs and Lows
October 2015	20.39	13.80
November 2015	21.37	17.11
December 2015	19.37	15.88
January 2016	16.25	13.62
February 2016	17.18	13.71
March 2016	18.19	14.20
April 2016 (through April 21, 2016)	17.13	15.62

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

B.                                    Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our fourth amended and restated memorandum and articles of association contained in our F-1 registration statement (File No. 333-194996), as amended, initially filed with the SEC on April 2, 2014. The fourth amended and restated memorandum and articles of association was adopted by our shareholders by a special resolution passed on April 2, 2014, and became effective immediately prior to the completion of our initial public offering of our Class A ordinary shares represented by ADSs.

C.                                    Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D.                                    Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Exchange and Dividend Distribution.”

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

If we are considered a “non-resident enterprise” by the PRC tax authorities, the dividends paid to us by our PRC subsidiaries will be subject to a 10% withholding tax. The EIT Law also imposes a withholding income tax of 10% on dividends distributed by an foreign invested enterprise to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where our company is incorporated, and the British Virgin Islands, where our subsidiary Conew.com Corporation was incorporated, do not have such tax treaties with China. None of our U.S subsidiaries is an immediate holding company of our PRC subsidiaries. Under the Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, the dividend withholding tax rate may be reduced to 5%, if a Hong Kong resident enterprise that receives a dividend is considered a non-PRC tax resident enterprise and holds at least 25% of the equity interests in the PRC enterprise distributing the dividends, subject to approval of the PRC local tax authority. However, if the Hong Kong resident enterprise is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividends may remain subject to withholding tax at a rate of 10%. Accordingly, our Hong Kong subsidiaries may be able to enjoy the 5% withholding tax rate for the dividends they receive from our PRC subsidiaries if they satisfy the relevant conditions under tax rules and regulations, and obtain the approvals as required.

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

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under the PRC Enterprise Income Tax Law, a U.S. holder may be subject to PRC withholding taxes on dividends paid on the ADSs or our Class A ordinary shares. See “—People’s Republic of China Taxation.” A U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or Class A ordinary shares. A U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

Item 11.                                                  Quantitative and Qualitative Disclosures about Market Risk

Quantitative and Qualitative Disclosure about Market Risk

Foreign Exchange Risk

Our revenues and costs are partly denominated in Renminbi and partly denominated in foreign currencies, primarily U.S. dollars. Our overseas revenues, as well as costs and expenses denominated in foreign currencies, expose us to the risk of fluctuations in foreign currency exchange rates against the Renminbi. We are a net receiver of foreign currencies and therefore benefit from a weakening of the Renminbi and are adversely affected by a strengthening of the Renminbi relative to the foreign currency. To date, we have not entered into hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. Although our exposure to foreign exchange risks is generally limited, the value of your investment in the ADSs will be affected by the exchange rate between the U.S. dollar and the Renminbi because the value of our business is mainly denominated in Renminbi, while the ADSs are traded in U.S. dollars. Any significant revaluation of RMB against the U.S. dollar may materially affect our revenues and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.”

As of December 31, 2015, we had RMB-denominated cash and cash equivalents and short-term investments of RM599.3 million, and U.S. dollar denominated cash and cash equivalents and short-term investments of US$180.9 million. Assuming we had converted RMB599.3 million into U.S. dollars at the exchange rate of RMB6.4778 for US$1.00 as of December 31, 2015, our U.S. dollar cash and cash equivalents and short-term investments would have been US$273.5 million. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$264.2 million instead. Assuming we had converted US$180.9 million into RMB at the exchange rate of RMB6.4778 for US$1.00 as of December 31, 2015, our RMB cash balance would have been RMB1,771.4 million. If the RMB had depreciated by 10% against the U.S. dollar, our RMB cash balance would have been RMB1,888.6 million instead.

Interest Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We generated interest income of RMB7.1 million, RMB28.2 million, and RMB15.1 million (US$2.3 million) for the years ended December 31, 2013, 2014 and 2015, respectively. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses, exchange listing fees, other program related expenses related to our ADS facility and the travel expense of our key personnel in connection with such programs. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. For the year ended December 31, 2015, we were entitled to receive approximately US$0.13 million (after withholding tax) from the depositary as reimbursement for our expenses incurred in connection with, among other things, investor relationship programs related to the ADS facility and the travel expense of our key personnel in connection with such programs. This amount has been fully paid to us as of the date of this annual report.

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

Concurrently with the initial public offering, we completed a private placement of an aggregate of 35,714,285 Class A ordinary shares, or the Concurrent Private Placement, and received an additional US$50.0 million.

After deducting the total expenses, we received net proceeds of approximately US$226.4 million from our initial public offering and the Concurrent Private Placement.  For the period from May 7, 2014, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2015, the net proceeds received from our initial public offering and the Concurrent Private Placement were used to:

•                  Approximately US$101 million to penetrate selected international markets;

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

Item 15.                                                  Controls and Procedures

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2015.

Our management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of MobPartner S.A.S., which is consolidated in our 2015 consolidated financial statements included in this annual report, and constituted RMB404.8 million (US$62.5 million) and RMB299.1 million (US$46.2 million) of our total and net assets, respectively, as of December 31, 2015 and RMB155.1 million (US$23.9 million) and RMB40.3 million (US$6.2 million) of our revenues and net loss, respectively, for the year ended December 31, 2015.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2015, as stated in its report, which appears on page F-3 of this Form 20-F.

Changes in Internal Control over Financial Reporting

In preparing our consolidated financial statements for the three years ended December 31, 2013, we and Ernst & Young Hua Ming LLP, an independent registered public accounting firm, noted a material weakness in our internal control over financial reporting. The material weakness identified was lack of financial reporting personnel with the requisite U.S. GAAP and the SEC financial reporting expertise. Since the second half of 2013, we have implemented several measures to remediate the material weakness, including the following measures that were implemented in 2015:

•      We have hired one reporting director with more than 7 years of extensive experience in U.S. GAAP, SEC regulations and internal control over financial reporting;

•      strengthening our reporting team and internal audit function by hiring additional professionals with experience in U.S GAAP, SEC reporting and compliance with the requirement of Section 404 of the Sarbanes-Oxley Act;

•      further increasing the accounting, internal control, and SEC reporting acumen and accountability of its finance organization employees through training programs designed to enhance these employees’ competency with respect to U.S. GAAP and internal control over financial reporting;

•      enhancing our monitoring control over financial reporting, including additional review by our chief financial officer, vice president of finance and senior finance staff over the application of U.S. GAAP accounting knowledge and the selection and evaluation of U.S. GAAP accounting policies, critical accounting judgments and estimates, reporting and disclosures; and

•      establishing related policies and procedures such as accounting manual operation protocol to support the operation of internal controls over financial statements at the entity level, transaction level as well as IT level.

In connection with the preparation of our consolidated financial statements included in this annual report, our management has concluded that the above material weakness has been remediated, and our internal control over financial reporting was effective as of December 31, 2015.

Other than as described above, there were no significant changes in our internal controls over financial reporting during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, as of December 31, 2015, our disclosure controls and procedures were effective.

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

	2014		2015
	(in thousands)
Audit fees(1)	US$	1,115	US$	2,159
Audit-related fees(2)	US$	15	US$	313
Tax fees(3)	US$	146	US$	297
All other fees(4)	US$	—	US$	112

(1)         Audit fees means the aggregate fees billed in each of the fiscal periods listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC. In 2014, the audit refers to financial audit. In 2015, the audit refers to financial audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

(2)         Audit-related fees means the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, which were not included under “Audit Fees” above. In 2014, the professional services are assurance services. In 2015, the professional services are associated with certain due diligence projects.

(3)         Tax fees means the aggregated fees billed in each of the fiscal periods listed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.

(4)   All other fees means the aggregate fees billed in 2015 for subscription of certain U.S. GAAP reading materials from our principal auditors and other advisory services rendered by our principal auditors.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Ernst & Young Hua Ming LLP, including audit services, audit-related services, tax services and all other fees as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.  Our audit committee has approved all of our audit fees, audit-related fees, tax fees and all other fees for the year ended December 31, 2015.

Item 16D.                                         Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.                                         Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On March 16, 2016, our board of directors authorized a share repurchase program, whereby our company may repurchase up to US$100 million of our shares or ADSs for a 12-month period. The share repurchases may be made in accordance with applicable laws and regulations through open market transactions, privately negotiated transactions or other legally permissible means as determined by our management, including through Rule 10b5-1 share repurchase plans. We publicly announced the share repurchase program on March 16, 2016.

Item 16F.                                          Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.                                        Corporate Governance

As of March 31, 2016, Kingsoft Corporation owned 60.8% of the total voting rights in our company. As a result, we are a “controlled company” under Section 303A of the NYSE Listed Company Manual. As a controlled company, we rely on certain exemptions that are available to controlled companies from the NYSE corporate governance requirements, including the requirements that:

•                  a majority of our board of directors consist of independent directors;

•                  our compensation committee be composed entirely of independent directors; and

•                  our nominating and corporate governance committee be composed entirely of independent directors.

In addition, we currently rely on the home country practice exemption available under NYSE corporate governance rules to have an audit committee consisting of two instead of three independent directors. The NYSE corporate governance rules permit a foreign private issuer like us to follow the corporate governance practices of its home country.  Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance rules. As we rely on the controlled company exemptions and home country practice exemptions, our investors may not have the same protection afforded to shareholders of companies that fully comply with NYSE corporate governance requirements.

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
4.3

2014 Restricted Shares Plan (incorporated by reference to Exhibit 10.48 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 25, 2014)

4.4

Form of indemnification agreement between the Registrant and its director and executive officers (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.5

Form of employment agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.6

Business operation agreement, by and among Conew Network, Beijing Network, Ming Xu and Wei Liu, dated July 18, 2012 (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.7

Loan agreement, by and among Conew Network, Ming Xu and Wei Liu, dated June 20, 2012 (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.8

Exclusive technology development, support and consultancy agreement, between Conew Network and Beijing Network, dated July 18, 2012 (incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.9

Exclusive equity option agreement, by and among Conew Network, Beijing Network, Ming Xu and Wei Liu, dated July 18, 2012 (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.10

Shareholder voting proxy agreement, by and among Conew Network, Beijing Network, Ming Xu and Wei Liu, dated July 18, 2012 (incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.11

Equity pledge agreement, by and among Conew Network, Beijing Network, Ming Xu and Wei Liu, dated July 18, 2012 (incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.12

Financial support undertaking letter signed by Conew Network with respect to Beijing Network, dated January 17, 2014 (incorporated by reference to Exhibit 10.12 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.13

Spousal consent, signed by Xinchan Li, Wei Liu’s spouse, dated July 18, 2012 (incorporated by reference to Exhibit 10.13 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.14

Business operation agreement, by and among Beijing Security, Beike Internet (currently Beijing Mobile), Sheng Fu and Weiqin Qiu, dated January 1, 2011 (incorporated by reference to Exhibit 10.22 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

Exhibit Number	Description of Document
4.15

Loan agreements, by and among Beijing Security, Sheng Fu and Weiqin Qiu, dated January 1, 2011 and September 21, 2012 (incorporated by reference to Exhibit 10.23 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.16

Exclusive technology development, support and consultancy agreement, between Beijing Security and Beike Internet (currently Beijing Mobile), dated January 1, 2011 (incorporated by reference to Exhibit 10.24 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.17

Exclusive equity option agreement, by and among Beijing Security, Beike Internet (currently Beijing Mobile), Sheng Fu and Weiqin Qiu, dated January 1, 2011 (incorporated by reference to Exhibit 10.25 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.18

Shareholder voting proxy agreement, by and among Beijing Security, Beike Internet (currently Beijing Mobile), Sheng Fu and Weiqin Qiu, dated January 1, 2011 (incorporated by reference to Exhibit 10.26 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.19

Equity pledge agreement, by and among Beijing Security, Beike Internet (currently Beijing Mobile), Sheng Fu and Weiqin Qiu, dated January 1, 2011 and amendment thereto, dated October 11, 2012 (incorporated by reference to Exhibit 10.27 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.20

Financial support undertaking letter signed by Beijing Security with respect to Beike Internet (currently Beijing Mobile), dated January 17, 2014 (incorporated by reference to Exhibit 10.28 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.21

Spousal consent, signed by Jin Wang, Weiqin Qiu’s spouse, dated January 1, 2012 (incorporated by reference to Exhibit 10.29 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.22

Cooperation framework agreement between the Registrant and Kingsoft Corporation Limited, dated December 27, 2013 and supplemental agreement thereto, dated April 1, 2014 (incorporated by reference to Exhibit 10.38 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 22, 2014)

4.23

Strategic cooperation agreement between the Registrant and Shenzhen Tencent Computer Systems Company Limited, dated December 27, 2013 (incorporated by reference to Exhibit 10.39 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.24†

Cooperation agreement between Beike Internet (currently Beijing Mobile) and Baidu Online Network Technology (Beijing) Co., Ltd., dated June 1, 2012 (incorporated by reference to Exhibit 10.40 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on May 5, 2014)

4.25†

Cooperation agreement between Beike Internet (currently Beijing Mobile) and Baidu Online Network Technology (Beijing) Co., Ltd., dated June 1, 2012 (incorporated by reference to Exhibit 10.41 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on May 5, 2014)

Exhibit Number	Description of Document
4.26†

Cooperation agreement between Beike Internet (currently Beijing Mobile) and Baidu Online Network Technology (Beijing) Co., Ltd., dated March 1, 2013 (incorporated by reference to Exhibit 10.42 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on May 5, 2014)

4.27†

Cooperation agreement between Beike Internet (currently Beijing Mobile) and Baidu Online Network Technology (Beijing) Co., Ltd., dated May 1, 2013 (incorporated by reference to Exhibit 10.43 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on May 5, 2014)

4.28

Non-competition deed between the Registrant and Kingsoft Corporation Limited, dated May 14, 2014 (incorporated by reference to Exhibit 4.46 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 21, 2015)

4.29

Authorization and licensing agreement dated January 14, 2011 by and among Beijing Security, Zhuhai Juntian, Conew Network, Beijing Kingsoft Digital Entertainment Technology Co., Ltd., Beijing Kingsoft Software Co., Ltd. and Zhuhai Kingsoft Software Co., Ltd., as amended on February 14, 2011 and December 3, 2012 (incorporated by reference to Exhibit 10.45 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.30

Intellectual property transfer and license framework agreement the Registrant and Kingsoft Corporation, dated April 1, 2014 (incorporated by reference to Exhibit 10.46 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 22, 2014)

4.31

Share transfer agreement between the Cheetah Technology Corporation Limited and Kingsoft Corporation, dated March 18, 2014 (incorporated by reference to Exhibit 10.47 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.32

Framework cooperation agreement on online game operation between the Registrant and Kingsoft Corporation Limited, dated October 15, 2014 (incorporated by reference to Exhibit 4.50 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 21, 2015)

4.33

Supplemental agreements to strategic cooperation agreement between the Registrant and Shenzhen Tencent Computer Systems Company Limited, dated July 31, 2014 and January 30, 2015 (incorporated by reference to Exhibit 4.51 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 21, 2015)

4.34

Share and asset purchase agreement among the Registrant, Hongkong Zoom Interactive Network Marketing Technology Limited and other parties thereto, dated June 6, 2014 (incorporated by reference to Exhibit 4.52 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 21, 2015)

4.35

Stock purchase agreement among Hongkong Cheetah Mobile Technology Limited, MobPartner S.A.S. and other parties thereto, dated March 15, 2015 (incorporated by reference to Exhibit 4.53 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 21, 2015)

4.36

Parent guarantee between the Registrant and the Sellers’ Representatives named therein, dated March 15, 2015 (incorporated by reference to Exhibit 4.54 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 21, 2015)

Exhibit Number	Description of Document
4.37*	Share transfer agreement among Beijing Security, Weiqin Qiu and Ming Xu, dated October 19, 2015, with respect to Guangzhou Network
4.38*	VIE termination agreement among Beijing Security, Guangzhou Network, Weiqin Qiu and Ming Xu, dated October 19, 2015
4.39*	Share transfer agreement between Beijing Security and each of Ming Xu and Wei Liu, dated October 13, 2015, with respect to Beijing Antutu
4.40*	VIE termination agreement among Beijing Security, Beijing Antutu, Ming Xu and Wei Liu, dated October 13, 2015
4.41*	Supplemental agreements to strategic cooperation agreement between the Registrant and Shenzhen Tencent Computer Systems Company Limited, dated June 30, 2015 and November 5, 2015
4.42*	Strategic cooperation agreement between the Registrant and Shenzhen Tencent Computer Systems Company Limited, dated December 30, 2015
4.43*	Supplemental agreement to share and asset purchase agreement among the Registrant, Hongkong Zoom Interactive Network Marketing Technology Limited and other parties thereto, dated March 16, 2015
4.44*	Amendment to stock purchase agreement among Hongkong Cheetah Mobile Technology Limited, MobPartner S.A.S. and other parties thereto, dated December 15, 2015
8.1*	List of subsidiaries, VIEs and a VIE’s subsidiary
11.1

Code of business conduct and ethics (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 22, 2014)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Global Law Office
15.2*	Consent of Ernst & Young Hua Ming LLP
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*                 Filed herewith.

**          Furnished herewith.

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

Date:      April 22, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Cheetah Mobile Inc.

We have audited the accompanying consolidated balance sheets of Cheetah Mobile Inc. (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive income, cash flows and shareholders’ equity for each of the three years in the period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cheetah Mobile Inc. at December 31, 2015 and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Cheetah Mobile Inc.’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 22, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, the People’s Republic of China

April 22, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Cheetah Mobile Inc.

We have audited Cheetah Mobile Inc.’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Cheetah Mobile Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of MobPartner S.A.S., which is included in the 2015 consolidated financial statements of Cheetah Mobile Inc. and constituted RMB404.8 million and RMB299.1 million of total and net assets, respectively, as of December 31, 2015 and RMB155.1 million and RMB40.3 million of revenues and net loss, respectively, for the year then ended. Our audit of internal control over financial reporting of Cheetah Mobile Inc. also did not include an evaluation of the internal control over financial reporting of MobPartner S.A.S..

In our opinion, Cheetah Mobile Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Cheetah Mobile Inc. as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive income, cash flows and shareholders’ equity for each of the three years in the period ended December 31, 2015 of Cheetah Mobile Inc. and our report dated April 22, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, the People’s Republic of China

April 22, 2016

CHEETAH MOBILE INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

		As of December 31,
	Notes	2014	2015
		RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents		1,093,285	1,809,288	279,306
Restricted cash		—	156,161	24,107
Short-term investments	4	513,621	29,234	4,513
Accounts receivable (net of allowance for doubtful accounts of RMB3,230 and RMB17,592 (US$2,716) as of December 31, 2014 and 2015, respectively)	5	260,347	620,556	95,797
Prepayments and other current assets	6	180,029	358,631	55,363
Due from related parties	16	43,570	63,762	9,843
Deferred tax assets	15	2,693	3,954	610

Total current assets		2,093,545	3,041,586	469,539

Non-current assets
Property and equipment, net	7	45,905	119,329	18,421
Intangible assets, net	8	199,616	232,029	35,819
Goodwill	9	261,686	613,220	94,665
Investment in equity investees	4	131,707	199,723	30,832
Other long-term investments	4	207,135	698,497	107,829
Deferred tax assets	15	6,384	12,843	1,983
Other non-current assets	6	55,197	25,422	3,924

Total non-current assets		907,630	1,901,063	293,473

Total assets		3,001,175	4,942,649	763,012

LIABILITIES, NONCONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY

Current liabilities (including current liabilities of the VIEs and a VIE’s subsidiary without recourse to the Company amounting to RMB179,313 and RMB277,364 (US$42,818) as of December 31, 2014 and 2015, respectively) (note 1)

Short-term loan	10	—	130,273	20,111
Accounts payable		61,793	136,997	21,149
Accrued expenses and other current liabilities	11	481,694	1,297,288	200,266
Redemption right liabilities		520	474	73
Deferred revenue	12	44,180	54,155	8,360
Due to related parties	16	29,885	62,580	9,661
Income tax payable		3,584	26,506	4,092
Deferred tax liabilities	15	—	414	64

Total current liabilities		621,656	1,708,687	263,776

Non-current liabilities (including non-current liabilities of the VIEs and a VIE’s subsidiary without recourse to the Company amounting to RMB2,828 and RMB2,160 (US$333) as of December 31, 2014 and 2015, respectively) (note 1)

Long-term loans	10	—	10,523	1,624
Deferred revenue	12	1,134	2,477	382
Deferred tax liabilities	15	65,991	99,006	15,284
Other non-current liabilities	11	29,525	73,826	11,397

Total non-current liabilities		96,650	185,832	28,687

Total liabilities		718,306	1,894,519	292,463

Commitments and contingencies	18

CHEETAH MOBILE INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

		As of December 31,
	Notes	2014	2015
		RMB	RMB	US$
Shareholders’ equity
Class A ordinary shares (par value of US$0.000025 per share; 7,600,000,000 shares authorized; 288,988,560 and 365,961,759 shares issued as of December 31, 2014 and 2015, respectively; 260,045,912 and 350,398,737 shares outstanding as of December 31, 2014 and 2015, respectively)	19	42	56	9
Class B ordinary shares (par value of US$0.000025 per share; 1,400,000,000 shares authorized; 1,127,614,152 and 1,058,514,152 shares issued as of December 31, 2014 and 2015, respectively; 1,095,456,652 and 1,035,037,339 shares outstanding as of December 31, 2014 and 2015, respectively)	19	180	170	26
Additional paid-in capital		2,059,983	2,468,562	381,080
Accumulated other comprehensive income	19	3,373	123,795	19,111
Retained earnings	19	142,760	319,356	49,299

Total Cheetah Mobile Inc. shareholders’ equity		2,206,338	2,911,939	449,525
Noncontrolling interests		76,531	136,191	21,024
Total equity		2,282,869	3,048,130	470,549

Total liabilities, noncontrolling interests and shareholders’ equity		3,001,175	4,942,649	763,012

The accompanying notes are an integral part of these consolidated financial statements.

CHEETAH MOBILE INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

		Year ended December 31,
	Notes	2013	2014	2015
		RMB	RMB	RMB	US$
Revenues(1)	13	749,911	1,763,579	3,684,429	568,778
Cost of revenues(1)		(140,526)	(403,412)	(935,154)	(144,363)

Gross profit		609,385	1,360,167	2,749,275	424,415
Operating income and expenses (1)
Research and development		(217,846)	(436,840)	(687,235)	(106,091)
Selling and marketing		(201,504)	(580,610)	(1,479,441)	(228,386)
General and administrative		(97,817)	(251,743)	(423,248)	(65,338)
Impairment of goodwill and intangible assets		—	(8,304)	(49,882)	(7,700)
Other operating income		—	—	97,468	15,046
		(517,167)	(1,277,497)	(2,542,338)	(392,469)
Operating profit		92,218	82,670	206,937	31,946
Other income (expenses)
Interest income, net		7,077	28,216	14,545	2,245
Changes in fair value of redemption right and put options granted		11,146	4,375	22	3
Settlement and changes in fair value of contingent considerations	3	(1,067)	(13,749)	7,010	1,082
Foreign exchange gain (loss), net		920	16	(250)	(39)
Impairment of investments	4	—	(9,136)	(34,728)	(5,361)
Other income, net		2,243	3,959	47,173	7,282
Losses from equity method investments		(1,849)	(5,447)	(9,334)	(1,441)
Income before taxes		110,688	90,904	231,375	35,717
Income tax expenses	15	(48,670)	(23,993)	(60,097)	(9,277)
Net income		62,018	66,911	171,278	26,440
Less: net loss attributable to noncontrolling interests		—	(1,030)	(5,318)	(821)
Net income attributable to Cheetah Mobile Inc.		62,018	67,941	176,596	27,261

CHEETAH MOBILE INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

		Year ended December 31,
	Notes	2013	2014	2015
		RMB	RMB	RMB	US$
Earnings per share	20
Basic		0.0567	0.0527	0.1286	0.0199
Diluted		0.0538	0.0506	0.1238	0.0191
Earnings per ADS (1 ADS represents 10 Class A ordinary share)	20
Basic		0.5671	0.5272	1.2863	0.1986
Diluted		0.5381	0.5064	1.2377	0.1911
Weighted average number of shares used in computation of ordinary shares:
Basic		929,119,153	—	—	—
Diluted		1,135,982,953	—	—	—
Class A ordinary shares
Basic		—	124,564,984	314,229,617	314,229,617
Diluted		—	1,341,732,457	1,426,810,939	1,426,810,939
Class B ordinary shares
Basic		—	1,085,936,036	1,058,633,704	1,058,633,704
Diluted		—	1,208,004,257	1,079,059,263	1,079,059,263

Other comprehensive income (loss), net of tax of nil	19
Foreign currency translation adjustments		(6,087)	(6,960)	117,977	18,213
Unrealized gains on available-for-sale securities, net		20,929	18,119	9,729	1,502
Reclassification adjustments for gains included in net income		—	(21,121)	(6,814)	(1,052)
Other comprehensive (loss) income		14,842	(9,962)	120,892	18,663

Total comprehensive income		76,860	56,949	292,170	45,103
Less: Total comprehensive loss attributable to noncontrolling interests		—	(1,126)	(4,848)	(748)
Total comprehensive income attributable to Cheetah Mobile Inc.		76,860	58,075	297,018	45,851

(1)	The amount of transactions with related parties recorded in revenue, cost of revenues and operating income (expenses) are as follows:

	Year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
Revenues	111,218	86,708	321,881	49,690
Cost of revenues	(9,296)	(4,767)	(31,316)	(4,834)
Research and development	(4,174)	(4,212)	(4,500)	(695)
Selling and marketing	(256)	(27,931)	(108,422)	(16,737)
General and administrative	(2,021)	(5,158)	(5,072)	(783)

Details of the related party transactions are set out in note 16(b) to the consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

CHEETAH MOBILE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

	Year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
Cash flows from operating activities
Net income	62,018	66,911	171,278	26,440
Adjustments to reconcile net income to net cash from operating activities
Depreciation of property and equipment	11,702	21,684	25,636	3,958
Amortization of intangible assets	14,178	57,066	120,521	18,605
Provision for doubtful accounts	11,232	5,441	12,842	1,982
Impairment of goodwill and intangible assets	—	8,304	49,882	7,700
Impairment of investments	—	9,136	34,728	5,361
Loss on disposal of property and equipment	—	—	955	147
(Gain) loss on disposal of intangible assets	(3,600)	—	3,539	547
Gain on disposal/deemed disposal of equity method investments	—	—	(44,483)	(6,866)
Settlement and changes in fair value of contingent consideration	1,067	13,749	(7,010)	(1,082)
Changes in fair value of redemption right and put options granted	(11,146)	(4,375)	(22)	(3)
Deemed employee compensation attributable to redemption right granted to a noncontrolling shareholder	14,697	—	—	—
Losses from equity method investments	1,849	5,447	9,334	1,441
(Gain) loss on disposal of an available-for-sale security	—	(1,967)	202	31
Deferred income tax expenses (benefits)	33,910	12,906	(6,962)	(1,075)
Share-based compensation expenses	37,396	173,274	315,407	48,690
	173,303	367,576	685,847	105,876

Changes in operating assets and liabilities
Restricted cash	—	—	(378)	(58)
Accounts receivable	(55,867)	(151,979)	(316,152)	(48,805)
Prepayments and other current assets	(45,433)	(85,484)	(162,139)	(25,030)
Due from related parties	4,630	(30,702)	(19,508)	(3,012)
Other long-term assets	(1,665)	(15,917)	408	63
Accounts payable	12,487	38,354	29,705	4,586
Accrued expenses and other payables	97,115	225,374	636,738	98,295
Deferred revenue	(4,258)	29,608	14,958	2,309
Due to related parties	5,023	(2,008)	35,405	5,466
Income tax payable	11,974	(8,995)	21,183	3,270
Other non-current liabilities	872	(4,385)	10,909	1,684
Net cash provided by operating activities	198,181	361,442	936,976	144,644

Cash flows from investing activities
Purchase of property and equipment	(27,641)	(36,169)	(61,090)	(9,431)
Purchase of intangible assets	(2,359)	(144,896)	(34,590)	(5,340)
Purchase of cost method investments	—	(157,304)	(399,522)	(61,676)
Purchase of available-for-sale securities	(36,582)	(110,774)	—	—
Purchase of equity method investments	(4,400)	(125,739)	(107,131)	(16,538)
Purchase of fixed-rate time deposits	(105,000)	(1,388,167)	(481,207)	(74,286)
Acquisition of business, net of cash acquired	(52,785)	(195,199)	(249,425)	(38,505)
Proceeds from sales of property and equipment	74	100	490	76
Proceeds from sales of intangible assets	—	—	3,320	513
Proceeds from sales of available-for-sale securities	—	17,076	—	—
Proceeds from maturity of available-for-sale securities	—	—	68,162	10,522
Proceeds from sales of equity method investments	—	—	13,000	2,007
Maturity of fixed-rate time deposits	145,376	959,837	901,364	139,147
Entrusted loan to an investor of an equity investee	(14,000)	—	—	—
Entrusted loan to a third party	—	—	(3,000)	(463)
Repayment of entrusted loans from a third party	—	1,000	—	—
Repayment of entrusted loans from an investor of an equity investee	5,060	4,940	9,000	1,389
Repayment of loans to investors of an equity investee	(5,530)	—	—	—
Settlement of contingent consideration	(3,000)	—	—	—
Net cash used for investing activities	(100,787)	(1,175,295)	(340,629)	(52,585)

CHEETAH MOBILE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

	Year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
Cash flows from financing activities
Proceeds from issuance of Series B Preferred Shares, net of issuance costs	321,965	—	—	—
Net proceeds from the initial public offering (“IPO”) and concurrent private placement	—	1,409,177	—	—
Proceeds from exercise of restricted shares with an option feature	—	2	4,092	632
Proceeds from bank loans	—	—	101,866	15,726
Cash received from noncontrolling shareholder	—	6,750	3,375	521
Distribution to a shareholder due to common control acquisition	(17,693)	(30,775)	—	—
Settlement of contingent consideration	—	(4,265)	(27,706)	(4,277)

Net cash provided by financing activities	304,272	1,380,889	81,627	12,602

Effect of exchange rate changes on cash and cash equivalents	(5,506)	(4,287)	38,029	5,871
Net increase in cash and cash equivalents	396,160	562,749	716,003	110,532
Cash and cash equivalents at beginning of year	134,376	530,536	1,093,285	168,774
Cash and cash equivalents at end of year	530,536	1,093,285	1,809,288	279,306

Supplemental disclosures
Income taxes paid	(3,329)	(20,410)	(22,105)	(3,412)
Interest expense paid	—	—	(547)	(84)
Non-cash investing and financing activities:
Capital injection to an equity investee by intangible assets	3,600	—	—	—
Acquisition of property and equipment included in accrued expenses and other liabilities	—	755	43,740	6,752
Acquisition of an cost method investment included in accrued expenses and other liabilities	—	—	5,104	788
Acquisition of an equity method investment included in accrued expenses and other liabilities	—	—	3,247	501
Contingent consideration payable for business acquisitions	11,974	53,592	23,338	3,603
Non-cash acquisition of an equity method investment	—	5,000	—	—
Non-cash acquisition of an cost method investment	—	—	64,110	9,897
Non-cash acquisition of business	—	—	23,309	3,598

The accompanying notes are an integral part of these consolidated financial statements.

CHEETAH MOBILE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

	Number of Ordinary Shares		Ordinary Shares	Number of Class A Ordinary Shares		Class A Ordinary Shares	Number of Class B Ordinary Shares		Class B Ordinary Shares	Additional paid-in capital	Accumulated other comprehensive income/(loss)	Retained earnings	Total shareholders’ equity	Noncontrolling interest	Total equity
			RMB			RMB			RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2013	900,551,482	*	150	—		—	—		—	28,802	(1,603)	12,801	40,150	—	40,150
Net income	—		—	—		—	—		—	—	—	62,018	62,018	—	62,018
Other comprehensive income	—		—	—		—	—		—	—	14,842	—	14,842	—	14,842
Share-based compensation	—		—	—		—	—		—	35,117	—	—	35,117	—	35,117

Balance at December 31, 2013	900,551,482	*	150	—		—	—		—	63,919	13,239	74,819	152,127	—	152,127
Net income	—		—	—		—	—		—	—	—	67,941	67,941	(1,030)	66,911
Issuance of ordinary shares upon IPO and concurrent private placement, net of offering costs	—		—	173,714,285		27	—		—	1,409,150	—	—	1,409,177	—	1,409,177
Re-designation of ordinary shares to Class B ordinary shares	(900,551,482)		(150)	—		—	900,551,482		150	—	—	—	—	—	—
Reclassification of ordinary shares from mezzanine equity to Class B ordinary shares	—		—	—		—	224,905,170		35	441,906	—	—	441,941	—	441,941
Conversion of Class B ordinary shares to Class A ordinary shares by shareholders	—		—	45,000,000		7	(45,000,000)		(7)	—	—	—	—	—	—
Share-based compensation	—		—	—		—	—		—	129,171	—	—	129,171	17	129,188
Exercise and vesting of share-based awards	—		—	41,331,627		8	15,000,000		2	44,939	—	—	44,949	—	44,949
Distribution to a shareholder (note 4)	—		—	—		—	—		—	(30,775)	—	—	(30,775)	—	(30,775)
Other comprehensive loss	—		—	—		—	—		—	—	(9,866)	—	(9,866)	(96)	(9,962)
Share of reserves of an equity investee	—		—	—		—	—		—	1,013	—	—	1,013	—	1,013
Noncontrolling interest in connection with business combination (note 3)	—		—	—		—	—		—	—	—	—	—	71,550	71,550
Capital contribution from a noncontrolling interest shareholder (note 3)	—		—	—		—	—		—	660	—	—	660	6,090	6,750
Balance at December 31, 2014	—		—	260,045,912	#	42	1,095,456,652	#	180	2,059,983	3,373	142,760	2,206,338	76,531	2,282,869
Net income	—		—	—		—	—		—	—	—	176,596	176,596	(5,318)	171,278
Conversion of Class B ordinary shares to Class A ordinary shares by shareholders	—		—	69,100,000		11	(69,100,000)		(11)	—	—	—	—	—	—
Share-based compensation	—		—	—		—	—		—	314,945	—	—	314,945	595	315,540
Exercise and vesting of share-based awards	—		—	14,527,696		2	8,680,687		1	3,954	—	—	3,957	—	3,957
Issuance of ordinary shares for business acquisition (note 3)	—		—	2,173,039		—	—			23,309	—	—	23,309	—	23,309
Issuance of ordinary shares in relation to investment in an equity investee	—		—	4,552,090		1	—			64,109	—	—	64,110	—	64,110
Other comprehensive income	—		—	—		—	—		—	—	120,422	—	120,422	470	120,892
Share of reserves of an equity investee	—		—	—		—	—		—	576	—	—	576	—	576
Noncontrolling interest in connection with business combination (note 3)	—		—	—		—	—		—	—	—	—	—	62,224	62,224
Capital contribution from a noncontrolling interest shareholder (note 3)	—		—	—		—	—		—	1,686	—	—	1,686	1,689	3,375
Balance at December 31, 2015	—		—	350,398,737	**	56	1,035,037,339	**	170	2,468,562	123,795	319,356	2,911,939	136,191	3,048,130

Balance at December 31, 2015, in US$	—		—	350,398,737		9	1,035,037,339		26	381,080	19,111	49,299	449,525	21,024	470,549

*	As at January 1, 2013 and December 31, 2013, 100,000,000 ordinary shares under the 2011 Share Award Scheme not yet transferred to the grantees were deemed issued but not outstanding and excluded.
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

**

As at December 31, 2015, 15,563,022 Class A ordinary shares were deemed issued but not outstanding and excluded, representing 12,909,200 Class A ordinary shares issued but not transferred to the grantees under the 2013 incentive Scheme, and 2,079,787 Class A ordinary shares issued but not transferred to employee beneficial owners in relation to the acquisition of the HK Zoom business (note 3); 574,035 Class A ordinary shares issued but not transferred to employee beneficial owners in relation to the investment in equity investee; 23,476,813 Class B ordinary shares issued but not transferred to the grantees under the 2011 Share Award Scheme were deemed issued but not outstanding and excluded.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

1.              ORGANIZATION AND PRINCIPAL ACTIVITIES

Cheetah Mobile Inc. (formerly known as Kingsoft Internet Security Software Holdings Limited) (the “Company”) is a limited company incorporated in the Cayman Islands under the laws of Cayman Islands on July 30, 2009. The Company and its consolidated subsidiaries, variable interest entities (“VIEs”) and a VIE’s subsidiary (collectively referred to the “Group”) are principally engaged in the provision of online marketing services, internet value-added services and internet security services and others. The Company does not conduct any substantive operations of its own, but conducts its primary business operations through its subsidiaries, VIEs and a VIE’s subsidiary. The immediate holding company and the ultimate holding company of the Company is Kingsoft Corporation Limited (“Kingsoft”), a company listed on the Stock Exchange of Hong Kong Limited.

In 2009, Kingsoft undertook a corporate reorganization to establish the Group, which started to specialize in internet security services on a stand-alone basis with separate management oversight distinct from Kingsoft. Subsequent to the reorganization in 2009, all revenues and costs generated by the internet security services, are reflected in the consolidated financial statements of the Group.

Details of the Company’s principal subsidiaries, VIEs, a VIE’s subsidiary as of December 31, 2015 are as follows:

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Company	Date of incorporation/ registration	Place of incorporation/ registration	Percentage of ownership	Principal activities
Subsidiaries of the Company:
Cheetah Technology Corporation Limited (“Cheetah Technology”)	August 26, 2009	Hong Kong	100%	Investment holding, provision of online advertising services and provision of online games publishing services.
Zhuhai Juntian Electronic Technology Co., Ltd. (“Zhuhai Juntian”)	September 28, 2000	The PRC	100%	Investment holding, research and development and provision of internet security services
Beijing Kingsoft Internet Security Software Co., Ltd. (“Beijing Security”)	November 30, 2009	The PRC	100%	Provision of internet security services and research and development of online applications
Conew.com Corporation (“Conew”)	October 6, 2008	British Virgin Islands (“BVI”)	100%	Investment holding
Conew Network Technology (Beijing) Co., Ltd. (“Conew Network”)	March 19, 2009	The PRC	100%	Research and development of mobile applications and provision of online marketing services
Cheetah Mobile America, Inc. (“Cheetah Mobile America”)	November 28, 2012	United States	100%	Provision of mobile marketing and value-added services
Hongkong Zoom Interactive Network Marketing Technology Limited (“HK Zoom”)	July 4, 2014	Hong Kong	100%	Provision of online marketing services
Hong Kong Youloft Technology Limited (“Youloft HK”)	August 1, 2014	Hong Kong	51.9%	Provision of online marketing services
Chongqing Calendar Technology Co., Ltd. (“Calendar”)	December 3, 2014	The PRC	100%	Provision of online marketing services
Hongkong Cheetah Mobile Technology Limited (“Hongkong”)	March 9, 2015	Hong Kong	100%	Investment holding
Cheetah Information Technology Company Limited (“Cheetah Information”)	March 9, 2015	Hong Kong	100%	Investment holding
Beijing Kingsoft Cheetah Technology Co., Ltd. (“Kingsoft Cheetah”)	April 30, 2015	The PRC	100%	Research and development of mobile applications and provision of online marketing services
MobPartner S.A.S. (“MobPartner”)	February 23, 2010	France	100%	Provision of online marketing services
MobPartner Inc.	September 20, 2013	United States	100%	Provision of online marketing services
MobPartner UK Limited	July 8, 2014	United Kingdom	100%	Provision of online marketing services
Moxiu Technology (Beijing) Co., Ltd (“Moxiu Technology”)	June 12, 2008	The PRC	52.10%	Provision of mobile application development
Beijing Antutu Technology Co., Ltd. (iii)	June 14,2013	The PRC	100%	Research and development of mobile applications
Guangzhou Kingsoft Network Technology Co., Ltd. (iii)	September 1, 2013	The PRC	100%	Research and development of mobile applications
VIEs
Beijing Conew Technology Development Co., Ltd. (“Beijing Conew”)	December 22, 2005	The PRC	Nil	Dormant
Beijing Cheetah Mobile Technology Co., Ltd.(“Beijing Mobile”) (i)	April 15, 2009	The PRC	Nil	Provision of online marketing services
Beijing Cheetah Network Technology Co., Ltd. (“Beijing Network”) (ii)	July 18, 2012	The PRC	Nil	Provision of internet value-added services

Subsidiary of VIE

Suzhou Jiangduoduo Technology Co., Ltd. (“Suzhou JDD”)	January 8, 2014	The PRC	75%	Provision of online lottery sales services

(i)                                     On August 10, 2015, Beike (Beijing) Security Technology Co., Ltd. was renamed as Beijing Mobile.

(ii)                                  On August 10, 2015, Beijing Kingsoft Network Technology Co., Ltd. was renamed as Beijing Network.

(iii)                               On October 13, 2015 and October 19, 2015, respectively, the VIE contractual arrangements with respect of Beijing Antutu and Guangzhou Network were terminated. As a result, Beijing Antutu and Guangzhou Network became the wholly-owned subsidiaries of Beijing Security. The termination of VIE contractual arrangements had no impact on the Company’s operations and consolidated financial statements as both Beijing Aututu and Guangzhou Network were consolidated by the Company prior to and after the termination.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

VIE arrangements

In order to comply with the PRC laws and regulations which prohibit foreign control of companies involved in online marketing and internet value-added business, the Group operates its website and conducts substantially the majority of its online marketing and the distribution and operation of its internet value-added services and internet security services businesses in the PRC through the VIEs and its wholly-owned subsidiaries. Except for Beijing Conew, the registered capital of the VIEs was funded by Beijing Security and Conew Network (each or collectively referred to as the “Primary Beneficiaries”) through loans extended to the VIEs’ shareholders, Sheng Fu, Ming Xu, Wei Liu, who are executives and/or directors of the Group, as well as Ms.Weiqin Qiu, an affiliate of the Group. The effective control of the VIEs is held by the Primary Beneficiaries, through a series of contractual agreements (the “Contractual Agreements”). As a result of the Contractual Agreements, the Primary Beneficiaries have the power to direct the activity that most significantly impacts the economic performance of the VIEs and receive the economic benefits of the VIEs.

The following is a summary of the Contractual Agreements amongst the Primary Beneficiaries, Beijing Mobile, Beijing Network and their respective shareholders (“Nominee Shareholders”):

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

Loan agreements

Pursuant to the loan agreements between the Primary Beneficiaries and the Nominee Shareholders, the Primary Beneficiaries granted interest free loans in an aggregate amount of RMB16,800 (US$2,593) to the Nominee Shareholders’ for their sole purpose of contributing to the registered capital of the VIEs. The loans have no definite maturity date. At the option of the Primary Beneficiaries, repayment may be requested at any time, which may be in the form of transferring the VIE’s equity interest to the Primary Beneficiaries or its designees. The Nominee Shareholders may offer to repay part or the entire loan at any time, to the extent permitted by PRC laws, in the form of transferring the VIE’s equity interest to the Primary Beneficiaries or its designees.

Exclusive equity option agreements

Pursuant to the exclusive equity option agreements entered into between the Primary Beneficiaries, the VIEs and the Nominee Shareholders, the Primary Beneficiaries were granted an exclusive and irrevocable option to purchase, or designate a third party to purchase, all or part of the equity interest of the VIEs held by the Nominee Shareholders. Without the prior written consent of the Primary Beneficiaries, the Nominee Shareholders shall not assign or transfer to any third party, or create or cause any security interest in whatsoever form to be created on, all or any part of the equity interest held in the VIEs. In addition, dividends and any form of distributions are not permitted without the prior consent of the Primary Beneficiaries. The exercise consideration should be equal to the corresponding loan amount as described above or the minimum consideration permitted under the PRC laws, whichever is higher. The consideration in excess of the corresponding loan amount shall be waived by the Nominee Shareholders. While in the exclusive equity option agreement with respect to Beijing Mobile, the exercise consideration is equal to the minimum price permitted under the PRC laws and any amount in excess of the corresponding loan amount shall be refunded by the Nominee Shareholders to Beijing Security or Beijing Security may deduct the excess amount upon payment of consideration. The Primary Beneficiaries or their designee(s) may exercise such option at any time until it has acquired all the equity interest of the VIEs. The agreements will remain effective until all the equity interests held by the Nominee Shareholders have been lawfully transferred to the Primary Beneficiaries or its designee(s) pursuant to the terms of the agreements.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

Thus, Beijing Security and Conew Network are considered the primary beneficiaries of the VIEs. As a result of the above, the Company, through the Primary Beneficiaries, consolidate the VIEs in accordance with SEC Regulation SX-3A-02 and Accounting Standards Codification (“ASC”) topic 810-10 (“ASC 810-10”), Consolidation: Overall.

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

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

The carrying amounts and classifications of the assets and liabilities of the VIEs and a VIE’s subsidiary are as follows:

	As of December 31,
	2014	2015
	RMB	RMB	US$

Cash and cash equivalents	69,702	148,161	22,872
Accounts receivable	125,909	204,798	31,615
Prepayments and other current assets	40,702	148,896	22,986
Due from related parities	224,776	134,349	20,740
Total current assets	461,089	636,204	98,213

Property and equipment , net	35,026	52,114	8,045
Intangible assets, net	32,323	5,864	905
Goodwill	24,708	962	149
Investment in equity investees	52,778	49,442	7,633
Other long term investments	120,000	125,265	19,338
Other non-current assets	5,932	4,396	677
Total non-current assets	270,767	238,043	36,747

Total assets	731,856	874,247	134,960

Accounts payable	37,818	62,745	9,686
Accrued expenses and other current liabilities	95,809	139,927	21,601
Deferred revenue	34,225	29,296	4,523
Due to related parties (i)	422,673	523,781	80,858
Total current liabilities	590,525	755,749	116,668

Other non-current liabilities	2,828	2,160	333
Total non-current liabilities	2,828	2,160	333
Total liabilities	593,353	757,909	117,001

(i)           As of December 31, 2014 and 2015, the balances due to related parties of the VIEs and a VIE’s subsidiary mainly represented amounts due to subsidiaries of the Group of RMB411,212 and RMB478,385 (US$73,850), respectively, which were eliminated upon consolidation by the Company.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

The financial performance and cash flows of the VIEs and a VIE’s subsidiary as follows:

	Year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
Revenues	682,250	1,536,443	1,817,642	280,596
Cost of revenues	167,138	596,371	1,338,932	206,695
Net income(loss)	77,207	13,847	(43,325)	(6,688)
Net cash provided by operating activities	102,861	188,513	110,090	16,995
Net cash used in investing activities	(22,814)	(267,346)	(31,043)	(4,792)
Net cash provided by (used in) financing activities	13,000	6,750	(588)	(91)

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

Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs and a VIE’s subsidiary. All significant intercompany transactions and balances between the Company, its subsidiaries, VIEs and a VIE’s subsidiary are eliminated upon consolidation. Results of acquired subsidiaries, businesses and VIEs are consolidated from the date on which control is transferred to the Company.

Certain items reported in the prior year’s consolidated financial statements have been reclassified to conform to the current year’s presentation.

On May 26, 2011, the board of directors of the Company approved and adopted a share award scheme (the “2011 Share Award Scheme”) in which selected employees of the Group are entitled to participate. The Group has set up a trust (the “Share Award Scheme Trust”) for the purpose of administering the 2011 Share Award Scheme and holding shares awarded to the employees before they vest and are transferred to the employees as instructed by employees. As the Group has the power to govern the financial and operating policies of the Share Award Scheme Trust and derives benefits from the contributions of the employees who have been awarded the shares of the Company through their continued employment with the Group, the assets and liabilities of the Share Award Scheme Trust are included in the consolidated balance sheets and any ungranted, unvested, and vested shares held by the Share Award Scheme Trust not transferred to grantees are not considered legally issued and outstanding ordinary shares of the Company.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Management evaluates estimates, including those related to the allowance for doubtful accounts, provision for inventories, average paying player lives of exclusive online games, the purchase price allocation and fair value of noncontrolling interests and the contingent consideration with respect to business combinations, useful lives of long-lived assets and intangible assets, impairment of long-lived assets, impairment of cost method investment, impairment of equity method investment, impairment of available-for-sale securities, impairment of intangible assets, impairment of goodwill, valuation allowance for deferred tax assets, uncertain tax positions, share-based compensation, redemption right liabilities, fair values of available-for-sale securities and loss contingencies, among others. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

Comparative Information

Certain items in the consolidated financial statements have been reclassified to conform to the current year’s presentation to facilitate comparison.

Foreign currency translation and transactions

The functional currency of the Company is the US$. The Company’s subsidiaries, VIEs and VIE’s subsidiary determined their functional currency based on the criteria of ASC 830, Foreign Currency Matters. The Group uses RMB as its reporting currency. The Group uses the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive income, a component of shareholders’ equity.

Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in the consolidated statements of comprehensive income as a component of other income.

Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.4778 to US$1.00 on December 31, 2015 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Business combinations and noncontrolling interests

The Group accounts for its business combinations using the purchase method of accounting in accordance with ASC 805, Business Combinations. The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets, and liabilities the Group acquired, based on their estimated fair values. The consideration transferred of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

In a business combination achieved in stages, the Company remeasures its previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in earnings.

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

For the Company’s majority-owned subsidiaries, VIEs and a VIE’s subsidiary, a noncontrolling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Company. Consolidated net income on the consolidated statements of comprehensive income includes the net income (loss) attributable to noncontrolling interests. The cumulative results of operations attributable to noncontrolling interests are recorded as noncontrolling interests in the Company’s consolidated balance sheets.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and bank deposits, which are unrestricted to withdrawal and use. All highly liquid investments with original stated maturity of three months or less are classified as cash equivalents.

Restricted cash

Restricted cash mainly consists of the cash reserved in escrow accounts for the remaining payments in relation to business acquisition and the cash pledged as collateral for a short-term bank loan.

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

Deferred IPO costs

Direct costs incurred by the Company attributable to its IPO of Class A ordinary shares in the United States have been deferred and recorded in prepayment and other current assets and was charged against the gross proceeds received from such offering.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

Investments

Short-term investments

All highly liquid investments with original maturities of greater than three months, but less than 12 months, are classified as short-term investments. Investments that are expected to be realized in cash during the next 12 months are also included in short-term investments. The Group accounts for its investments in debt and equity securities in accordance with ASC 320-10, Investments—Debt and Equity Securities: Overall. The Group classifies the investments in debt and equity securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320-10. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of the short-term investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized.

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

Investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Available-for-sale securities are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income. Realized gains or losses are charged to earnings during the period in which the gain or loss is realized. An impairment loss on available-for-sale securities would be recognized in the consolidated statements of comprehensive income when the decline in value is determined to be other-than-temporary.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Long-term investments

In accordance with ASC 325-20,  Investments-Other: Cost Method Investments, for investments in an investee over which the Group does not have significant influence, the Group carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings. The Group’s management regularly evaluates the impairment of its cost method investments based on the performance and financial position of the investee as well as other evidence of estimated market values. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and current and future financing needs. An impairment loss is recognized in the consolidated statements of operations equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment. Cost method accounting is also applied to investments that are not considered as “in-substance” common stock investments, and do not have readily determinable fair values.

The Group accounts for its investments in common stock in entities in which it can exercise significant influence but does not own a majority equity interest or control using the equity method of accounting in accordance with ASC 323-10, Investments-Equity Method and Joint Ventures: Overall. The Group applies the equity method of accounting that is consistent with ASC 323-10 in limited partnership in which the Group holds a three percent or greater interest. Under the equity method, the Group initially records its investment at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investment on the consolidated balance sheets. The Group subsequently adjusts the carrying amount of the investment to recognize the Group’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Group evaluates the equity method investments for impairment under ASC 323-10. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

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

Financial instruments primarily consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, amounts due from and due to related parties, other receivables, long-term investments, available-for-sale securities, short-term loan, accounts payable, accrued expense and other current liabilities, payable for contingent consideration, redemption right liabilities and long-term loans. The carrying amounts of these financial instruments, except for long-term equity method investments, long-term available-for-sale securities, payable for contingent consideration, redemption right liabilities and long-term loans, approximate their fair values because of their generally short-term maturities.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Property and equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Estimated useful life
Electronic equipment	3 years
Office equipment and fixtures	5 years
Motor vehicles	4 years
Leasehold improvements	Lesser of term of the lease or the estimated useful lives of the assets

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

All direct and indirect costs that are related to the construction of fixed assets and incurred before the assets are ready for their intended use are capitalized as construction in progress. Construction in progress is transferred to specific fixed assets items and depreciation of these assets commences when they are ready for their intended use.

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

The Group adopted Accounting Standards Update (“ASU”) 2011-08, Testing Goodwill for Impairment, to test goodwill for impairment by performing a qualitative assessment before calculating the fair value of a reporting unit in step one of the goodwill impairment test. If the Group determines, on the basis of qualitative factors, that the fair value of a reporting unit is more likely than not less than the carrying amount, a two-step impairment test is required. Otherwise, further testing is not needed. The events or circumstances that would more likely than not reduce the fair value of a reporting unit below its carrying amount include a significant change in stock prices, business environment, legal factors, financial performances, competition, or events affecting the reporting unit. In performing the two step quantitative impairment test, the first step compares the carrying amount of the reporting unit to the fair value of the reporting unit based on estimated fair value using a combination of the income approach and the market approach. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired and the Group is not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then the Group must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit.

As of December 31, 2015, the Group had two reporting units, consisting of the online lottery business and the remaining business of the Group.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

Estimated useful life
Customer relationship	3-6 years
Trademark	3-10 years
Technology	1-10 years
Non-compete agreements	6 years
Online game licenses	1-5 years
User base	1-3 years
Domain names	1-10 years
Platform	5 years

If an intangible asset is determined to have an indefinite life, it should not be amortized until its useful life is determined to be no longer indefinite

Impairment of long-lived assets and intangible assets

The Group evaluates its long-lived assets or asset group, including intangible assets with indefinite and finite lives, for impairment. Intangible assets with indefinite lives that are not subject to amortization are tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the assets might be impaired in accordance with ASC 350-30, Intangibles-Goodwill and Other: General Intangibles Other than Goodwill. Such impairment test compares the fair values of assets with their carrying values with an impairment loss recognized when the carrying values exceed fair values. For long-lived assets and intangible assets with finite lives that are subject to depreciation and amortization are tested for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable. When these events occur, the Group evaluates impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

(1)         Online marketing services

Online advertising

Online advertising services revenue is primarily derived from displaying advertising customer’s advertisements on the Group’s online platforms including duba.com and other websites, browsers, PC and mobile applications, and to a lesser extent, on third-party advertising publishers’ websites or mobile applications. The Group has three general pricing models for its advertising products: cost over a time period, cost for performance basis and cost per impression basis. For advertising contracts over a time period, the Group generally recognizes revenue ratably over the period the advertising is displayed. For contracts that are charged on the cost for performance basis, the Group charges an agreed-upon fee to its customers determined based on the effectiveness of advertising links, which is typically measured by clicks, transactions, installations, user registrations, and other actions originating from the Group’s online platforms. For contracts that are charged on the cost per impression basis, the Group charges an agreed-upon fee to its customers based on the number of impressions in the contracted period in which impressions are delivered.  Impressions are considered delivered when an advertisement is displayed to users. Online advertising services revenue charged on the cost for performance basis and the cost per impression basis is generally recognized upon receiving monthly statements from its customers either in the current month or in the following month in which the service is provided, as there is persuasive evidence of an arrangement, the fee is fixed or determinable and collection is reasonably assured, as prescribed by ASC 605, Revenue Recognition. For online advertising services arrangement involving third-party advertising publishers’ websites or mobile publications, the Group recognizes gross revenue for the amount of fees received or receivable from customers as the Group is the primary obligor. Payments made to the third-party advertising publishers are included in cost of revenues as traffic acquisition costs.

Advertising agency services

The Group provides advertising agency services by arranging advertisers to purchase various advertisement products from certain online networks, primarily Facebook and Google. The Group receives from the online network performance-based commissions, which are determined based on a pre-specified percentage of the payment by the advertisers for the online network’s various advertisement products. The Group acts as an agent in the advertising agency arrangement as it is neither the primary obligor to provide advertisement product nor to assume inventory risk. Revenue from advertising agency services is recognized on a net basis when the advertisement products are delivered by the online networks. The revenue is estimated by the Group based on the real-time advertising performance results provided by the online networks and the commission rates pre-determined in contracts signed with relevant online networks. There were no significant difference between the Group’s estimates and the subsequent periodic invoices provided by the online network for all the periods presented.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

(2)         Internet value-added services

Web and mobile games publishing

The Group enters into agreements with third party game developers to provide web and mobile game publishing and payment collection services, in order for game players to purchase and recharge virtual currencies used in the games. The games are developed and hosted by third-party game developers, and accessed by game players through the Group’s PC game center and mobile applications or a third-party mobile platform. The payment collection services are mainly provided through third-party payment and settlement institutions. The Group generally charges commission as a percentage of the gross proceeds or collection amount from the settlement institutions, and pays the remaining proceeds to the game developers. When the settlement institutions directly remit the collection amount to the developers, the Group collects its commission from the developer. The Group believes it acts as an agent to the game developers in these arrangements as the Group is not considered the primary obligor, is not primarily responsible for fulfillment of services, does not incur significant upfront costs, generally does not have the discretion in establishing prices, and earns a fixed percentage of the collection amount from the settlement institutions. The Group estimates the commission based on its internal system, which is confirmed with the respective settlement institutions in the same month in which the services are provided, and recognizes the commission revenue accordingly. Purchases of in-game currency are not refundable after they have been sold unless there is unused in-game currency at the time a game is discontinued. Typically, a game will only be discontinued when the revenue generated by a game is insignificant. Up to December 31, 2015, the Group has never been required to pay significant cash refunds to game players or game developers as a result of the discontinuation of a game.

Exclusively licensed games

The Group operates some games exclusively licensed from third-party developers. The proceeds, after commission fees paid to distribution channels and third-party payment institutions, received from game players are shared between the Group and the game developers based on a predetermined percentage for each game under exclusive license. The exclusively licensed games allow players to play for free and the Group generates revenue from game players’ purchase of in-game virtual currency for in-game virtual items to enhance their game-playing experience.

The Group acts as the principal in the exclusively licensed game arrangements under which the Group is the primary obligor of the fulfillment of the game operation, including the selection of distribution platforms, the access maintenance, the promotion and customer services, the hosting of game servers, if needed, and the determination of the service specifications and the pricing of the in-game virtual items. Accordingly, the Group records revenues from operating the exclusively licensed mobile games on a gross basis. Commission fees paid to distribution platforms and payment channels and the fees shared by the third-party game developers are recorded as cost of revenues.

The Group recognizes the payment received from the paying players into revenue evenly over their estimated average paying player life of each game. The Group tracks each paying player’s purchases and log-in history to estimate the average life of the paying players. While the Group believes its estimates to be reasonable based on sufficient available game player information, it may revise such estimates in the future as the games’ operation periods change or there is indication that the similarities in characteristics and playing patterns of paying players of the games change. Any adjustments arising from changes in the estimates of the average paying player life would be applied prospectively. The average paying player life ranged from 42 to 83 days in 2015.

Online lottery sales services

The Group received online lottery purchase orders from the end users through its website or mobile application and processed the orders either with other entities or individuals who are authorized agents of lottery sales offices established by provincial governments (“Authorized Distributors”). The Group received service fees from the Authorized Distributors based on the pre-determined rate and the total amount of the processed orders. Upon fulfillment of its service obligations to the Authorized Distributors, the Group recorded the revenue on a net basis because the Group acted as an agent of the Authorized Distributors in the distribution and administration of the lottery products. Due to the temporary suspension of the Group’s online lottery business in 2015 in response to regulatory changes in China, no revenue was recorded starting from April 1, 2015.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

(3)         Internet security services and others

Internet security services

The Group markets and distributes its off-the-shelf anti-virus security solutions to enterprise and individual users.

Upon the customers’ initial purchase of the enterprise solutions, the arrangements include multiple elements, generally comprising of software and post-contract customer services (“PCS”). When vendor-specific objective evidence (“VSOE”) of the fair value of the PCS exists, the Group allocates and defers revenue for the PCS based on its fair value, and recognizes the difference between the total arrangement fee and the amount deferred as software license revenue. When VSOE of the fair value of the PCS does not exist, the entire arrangement fee is recognized ratably over the PCS period. In 2013, 2014 and 2015, the Group concluded that VSOE of the fair value of the PCS does not exist, and recognized the entire arrangement fee ratably over the PCS period starting from the end-users’ activation of the software. The arrangement fee of the PCS purchased on a stand-alone basis is recognized into revenue ratably over the PCS period.

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

Others

Other revenues primarily comprise of the sale of air purifier products and licensing fees from Kingsoft Japan, a related party, for the right to use certain internet security software (note 16). The Group recognizes revenue for the sale of air purifiers after a sales agreement is signed, the price is fixed or determinable, products are delivered to customers, and collection of the resulting receivables is assured. Product is considered delivered to the customers once it has been shipped and the amount of future returns can be reasonably estimated, risk of loss and rewards of ownership have been transferred.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

Cost of revenues

Cost of revenues primarily consists of cost of products sold, traffic acquisition cost, bandwidth costs, royalty fees, payment collection costs, salaries and benefits, share-based compensation expenses, depreciation of equipment, amortization of licenses and other intangible assets, inventory cost, value-added tax (“VAT”), business tax and related surcharges.

The Group’s business is subject to VAT, business taxes and surcharges levied on advertising related sales in China. Pursuant to ASC 605-45, Revenue Recognition—Principal Agent Considerations, all such VAT, business taxes and surcharges of RMB48,355, RMB105,475 and RMB132,288 (US$20,422) are presented as cost of revenues on the consolidated statements of comprehensive income for the years ended December 31, 2013, 2014 and 2015, respectively. As of December 31, 2015, the Company’s subsidiaries in the PRC, VIEs and a VIE’s subsidiary are subject to VAT at 6% or 17%.

Selling and marketing expenses

Selling and marketing expenses consist primarily of advertising and promotional expenses, staff costs and share-based compensation expenses and other related incidental expenses that are incurred directly to attract or retain users and customers for the Group’s websites, applications, software and online platforms. Advertising and promotional expenses are expensed when incurred. For the years ended December 31, 2013, 2014 and 2015, advertising and promotional expenses were RMB172,969, RMB512,531 and RMB1,312,752 (US$202,654), respectively.

The cash incentives and credits granted to the Group’s end users of online lottery sales services, which could be applied against future lottery purchase orders placed through its website or mobile application, are expensed as incurred and are classified within “Selling and marketing expense” in the consolidated statements of comprehensive income.

Research and development expenses

Research and development consist primarily of amortization of intangible assets used in research and development and employee costs related to personnel involved in the development and enhancement of the Group’s service offerings on its websites and mobile applications. The Group expensed these costs as incurred, unless such costs qualify for capitalization as software development costs, including (i) preliminary project is completed, (ii) management has committed to funding the project and it is probable that the project will be completed and the software will be used to perform the function intended, and (iii) they result in significant additional functionality in the Group’s products. No costs were capitalized during any years presented as the Group has not met all of the necessary capitalization requirements.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Government subsidies

Government subsidies primarily consist of financial subsidies received from provincial and local governments, for operating a business in their jurisdictions or conducting research and development projects pursuant to specific policies promoted by the local governments. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. For the government subsidies with non-operating feature and with no further conditions to be met, the amounts are recorded in “Other income” when received; for the government subsidies with operating feature and with no further conditions or specific use requirements to be met, the amount are recorded in “Other operating income” when received; and for the government subsidies related to research and development projects, the amounts are recorded in “Deferred revenue” when received and will be offset against “Research and development” expenses over the project period when no further conditions are to be met.

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

The Company had no capital leases as of December 31, 2014 and 2015.

Comprehensive income

Comprehensive income is defined to include all changes in shareholders’ equity except those resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220-10, Comprehensive Income: Overall requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

The Group applies ASC 740, Accounting for Income Taxes, to account for uncertainty in income taxes. ASC 740 prescribes a recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group has recorded unrecognized tax benefits in the other non-current liabilities line item in the accompanying consolidated balance sheets. The Group has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of “income tax expense”, in the consolidated statements of comprehensive income.

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

Share-based compensation

The Group accounts for share-based compensation in accordance with ASC 718, Compensation-Stock Compensation: Overall.

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

The Group has accounted for equity instruments issued to non-employees in accordance with the provisions of ASC 718-10 and ASC 505-50, Equity: Equity-based Payments to Non-Employees. The Group records compensation expenses equal to the fair value of the share at the measurement date, which is determined to be the earlier of the performance commitment date or the service completion date.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

Segment reporting

In accordance with ASC 280, Segment Reporting, the Company’s chief operating decision maker has been identified as the chief executive officer, who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group as a whole and hence,the Group operates and manages its business as a single segment.

Concentration of risks

Concentration of credit risk

Financial instruments that are potentially subject to credit risk consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable and other receivables. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk. As of December 31, 2015, the Group has RMB1,994,683 (US$307,926) in cash and cash equivalents, restricted cash and short-term investments, 60.5% and 39.5% of which are held by financial institutions in the PRC and international financial institutions outside of the PRC, respectively. Deposits held with financial institutions were not protected by statutory or commercial insurance. In the event of bankruptcy of one of these financial institutions, the Group may be unlikely to claim its deposits back in full. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

Under PRC law, it is generally required that a commercial bank in the PRC that holds third-party cash deposits protect the depositors’ rights over and interests in their deposited money; PRC banks are subject to a series of risk control regulatory standards; and PRC bank regulatory authorities are empowered to take over the operation and management of any PRC bank that faces a material credit crisis.

Accounts receivable and other receivables are both typically unsecured, and are derived from revenue earned from customers or cash receivables on behalf of publishers. The risk is mitigated by credit evaluations the Group performs on its ongoing credit evaluations of its customers’ financial conditions and ongoing monitoring process of outstanding balances. The Group maintains reserves for estimated credit losses and these losses have generally been within expectations.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

For the year ended December 31, 2013, approximately 25%, 14% and 19% of the Group’s total revenue were derived from Customer A, Customer B and Customer C, respectively. For the year ended December 31, 2014, approximately 15%, 15% and 12% of the Group’s total revenue were derived from Customer A, Customer C and Customer D, respectively. For the year ended December 31, 2015, approximately 29%, 11% and 8% of the Group’s total revenue were derived from Customer E, Customer C and Customer B, respectively.

The Group’s operations could be adversely affected by significant political, economic and social uncertainties in the PRC. Internet and advertising related businesses are subject to significant restrictions under current PRC laws and regulations. Specifically, foreign investors are not allowed to own more than 50% equity interests in any Internet Content Provider (“ICP”) business.

Currency convertibility risk

A significant portion of the Group’s operating activities as well as the assets and liabilities are denominated in RMB. The Group’s financing activities are denominated in US$. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of PRC (the “PBOC”). However, the unification of the exchange rates does not imply that the RMB may be readily convertible into US$ or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

Additionally, the value of the RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

Foreign currency exchange rate risk

The Company’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents, restricted cash and short-term investments denominated in the US$. On June 19, 2010, the People’s Bank of China announced the end of the RMB’s de facto peg to US$, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB exchange rate flexibility. On April 16, 2012, the People’s Bank of China announced a policy to expand the maximum daily floating range of RMB trading prices against the U.S. dollar in the inter-bank spot foreign exchange market from 0.5% to 1%. On March 17, 2014, the People’s Bank of China announced a policy to further expand the maximum daily floating range of RMB trading prices against the U.S. dollar in the inter-bank spot foreign exchange market to 2%. The appreciation of the RMB against US$ was approximately 3.1% in the year ended December 31, 2013. The depreciation of the RMB against US$ was 2.4% and 5.8% during the years ended December 31, 2014 and 2015, respectively. In the long term, the RMB may appreciate or depreciate more significantly in value against the U.S. dollar or other foreign currencies, depending on the market supply and demand with reference to a basket of currencies.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Recently issued accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09 (“ASU 2014-09”), Revenue from Contracts with Customers, which supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of the promised goods or services to customers in an amount that reflects the consideration to which entity expects to be entitled to in exchange for goods or services. The amendments in ASU 2014-09 are effective for annual reporting periods beginning after December 15, 2016, including interim period within that reporting period. Early adoption is not permitted. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers-Deferral of the effective date (“ASU 2015-14”). The amendments in ASU 2015-14 defer the effective date of ASU 2014-09 issued in May 2014. According to ASU 2015-14, the new revenue guidance ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Group is in the process of evaluating its contracts with customers under the new standard and cannot currently estimate the financial statement impact of adoption.

In August 2014, the FASB issued ASU No. 2014-15 (“ASU 2014-15”), Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (“ASU 2014-15”). The guidance requires an entity to evaluate whether there are conditions or events, in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued and to provide related footnote disclosures in certain circumstances. The guidance is effective for the annual period ending after December 15, 2016, and for annual and interim periods thereafter. Early application is permitted. The adoption of this guidance is not expected to have a significant impact on the Group’s consolidated financial statements.

In February 2015, the FASB issued ASU No. 2015-02 (“ASU 2015-02”). Consolidation (Topic 810) —Amendments to the Consolidation Analysis. The amendments in Topic 810 respond to stakeholders’ concerns about the current accounting for consolidation of variable interest entities, by changing aspects of the analysis that a reporting entity must perform to determine whether it should consolidate such entities. Under the amendments, all reporting entities are within the scope of Subtopic 810-10, Consolidation—Overall, including limited partnerships and similar legal entities, unless a scope exception applies. The amendments are intended to be an improvement to current U.S. GAAP, as they simplify the codification of FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R), with changes including reducing the number of consolidation models through the elimination of the indefinite deferral of Statement 167 and placing more emphasis on risk of loss when determining a controlling financial interest. The amendments are effective for publicly-traded companies for fiscal years beginning after December 15, 2015, and for interim periods within those fiscal years. Earlier adoption is permitted. The Group is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In September 2015, the FASB issued ASU No. 2015-16 (“ASU 2015-16”), Simplifying the Accounting for Measurement-Period Adjustments, which eliminates the requirement for acquirers in a business combination to account for measurement-period adjustments retrospectively. Instead, acquirers must recognize measurement-period adjustments during the period in which they determine the amounts, including the effect on earnings of any amounts that would have been recorded in previous periods if the accounting had been completed at the acquisition date. This update is effective for interim and annual periods beginning after December 15, 2015, with early adoption permitted. The implementation of this update is not expected to have any material impact on the Group’s consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17 (“ASU 2015-17”), Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities be classified as noncurrent on the balance sheet. The amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. All short-term deferred tax assets and liabilities will be reclassified to long-term assets and liabilities upon adoption of this update. The Group is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In February 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02”), Leases. ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2018. Early adoption is permitted. The Group is currently evaluating the impact of adopting this standard on its consolidated financial statements.

         In March 2016, the FASB issued ASU No. 2016-07 (“ASU 2016-07”), Investments—Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting, which eliminates the requirement to retrospectively apply the equity method in previous periods. Instead, the investor must apply the equity method prospectively from the date the investment qualifies for the equity method. The amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods, with early adoption permitted. The Group is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

3. BUSINESS COMBINATIONS

Business combinations in 2015

Acquisition of MobPartner

On April 1, 2015, the Group acquired 100% equity interest of MobPartner, a global mobile advertising company, and its wholly-owned subsidiaries for a total consideration of RMB314,237 (US$48,510). The acquisition is expected to enhance the Group’s expertise in mobile advertising and accelerate global mobile monetization capabilities. The results of MobPartner have been included in the Group’s consolidated financial statements since April 1, 2015.

	RMB	US$
Total purchase price comprised of:
-Cash consideration(i)	273,726	42,256
-Equity consideration(ii)	23,309	3,598
-Contingent consideration in cash(iii)	17,202	2,656
Total	314,237	48,510

Details of the purchase consideration are as follows:

(i)             RMB150,938 (US$23,301) of cash consideration was paid in April 2015 and RMB122,788 (US$18,955) was paid to an unconditional escrowed account, which will be settled on the required payment dates. The first deferred payment of RMB70,124 (US$10,825) will be settled in March 2016 and was recorded in “ Accrued expenses and other current liabilities”. The second and third deferred payments of RMB 49,592 (US$7,656) and RMB3,072 (US$474) will be settled in March 2017 and January 2019, respectively, and were recorded in “Other non-current liabilities” as of December 31, 2015.

(ii)            RMB23,309 (US$3,598) represented the fair value of 2,173,039 Class A ordinary shares issued by the Company on the acquisition date.

(iii)           Part of the acquisition consideration is contingent on the achievement by MobPartner of certain financial targets from January 2015 to December 2016 and capped at RMB56,949 (US$8,791) in total. The Group estimated and recognized a financial liability for the contingent consideration at its fair value of RMB17,202 (US$2,656) as of the acquisition date. On December 15, 2015, the Company early settled the contingent consideration with Mobpartner’s prior shareholders for RMB9,711 (US$1,499) and recorded a gain of RMB8,439 (US$1,303) in “settlement and changes in fair value of contingent considerations” in the consolidated statements of comprehensive income for the year ended December 31, 2015.

Since the acquisition, MobPartner contributed RMB155,053 (US$23,936) revenues and RMB40,305 (US$6,222) losses to the Group for the year ended 2015. Had the acquisition taken place at the beginning of the year, the revenue of the Group and the net income of the Group for the year ended December 31, 2015 would have been RMB3,745,048 (US$578,136) and RMB172,947 (US$26,698), respectively. The pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisition occurred as of January 1, 2015, nor is it indicative of future operating results.

Acquisition of Moxiu Technology

On May 28, 2015, the Group acquired an additional 1.6% equity interest of Moxiu Technology for a consideration of RMB25,000 (US$3,859) and the article of association of Moxiu Technology was amended to require simple majority of voting interests for approval of significant financial and operating decisions. Upon completion of this acquisition, the Group obtained controls over Moxiu Technology through its 52.1% voting interests of Moxiu Technology. This acquisition is to enhance the Group’s online marketing services and provide synergies with its existing business. The results of Moxiu Technology have been included in the Group’s consolidated financial statements since May 28, 2015.

	RMB	US$
Total purchase price comprised of:
- Cash consideration	25,000	3,859
- Fair value of previously held equity interests(i)	63,488	9,801
Total	88,488	13,660

(i)              A deemed disposal gain of RMB15,030 (US$2,320) was recognized and recorded in other income in relation to the revaluation of the Group’s previously held equity interest of Moxiu Technology in the consolidated statement of comprehensive income for year ended December 31, 2015.As Moxiu Technology is a private company, the fair value of the Group’s previously held equity interest is estimated based on a discounted cash flow model using significant unobservable inputs that market participants would consider, which mainly include revenue growth rate, discount rate and discount for lack of control. The Group recognized a noncontrolling interest of RMB62,224 (US$9,606) based on the fair value of noncontrolling interests at acquisition date.

The actual results of operation after the acquisition date and pro forma results of operations for the acquisition have not been presented because the effects were not material.

Other acquisitions

In 2015, the Group also completed other acquisitions for a total consideration of RMB37,581 (US$5,802). These acquisitions are expected to strengthen the Group’s current technology and to generate the synergy with the Groups’ mobile business. The total consideration for the acquisitions was fully paid in cash in 2015.

The table below summarized the estimated fair values of the assets acquired and liabilities assumed from the 2015 acquisitions as of the respective acquisition dates:

	MobPartner	Moxiu Technology	Others	Total
	RMB	RMB	RMB	RMB	US$
Cash and bank balance	60,150	26,732	—	86,882	13,412
Accounts receivable	37,308	1,043	—	38,351	5,920
Prepayments deposits and other current asset	1,091	767	33	1,891	292
Property and equipment, net	1,207	2,270	—	3,477	537
Other non-current assets	465	5,065	—	5,530	854
Accounts payable	(41,774)	(259)	—	(42,033)	(6,489)
Accrued expenses and other current liabilities	(7,633)	(7,361)	—	(14,994)	(2,315)
Other non-current liabilities	(10,028)	—	—	(10,028)	(1,548)
Intangible assets:
- Trademark	13,515	6,000	—	19,515	3,013
- Technology	—	6,200	7,572	13,772	2,126
- User base	—	430	7,994	8,424	1,300
- Customer relationship	6,266	—	—	6,266	967
- Platform	67,579	—	—	67,579	10,432
Deferred tax liabilities	(29,117)	(1,895)	—	(31,012)	(4,787)
Goodwill	215,208	111,720	21,982	348,910	53,862
Total fair value of purchase price consideration	314,237	88,488	37,581	440,306	67,972

Fair value of noncontrolling interests	—	62,224	—	62,224	9,606

The Group performed the valuation of tangible assets, intangible assets acquired and liabilities assumed, fair value of noncontrolling interests and the fair value of contingent liabilities for the above business combinations with the assistance of an independent valuation firm. The valuation analysis utilized and considered the generally accepted valuation methodologies such as the income, market and cost approach. The Group has incorporated certain assumptions and inputs which include projected cash flows and replacement costs.

The goodwill arising from the above business combinations, which is not tax deductible, is mainly attributable to synergies expected to be achieved from the acquisitions. The synergies are mainly attributable to the enhancement of the Group’s monetization capabilities by diversifying sources of income, promoting existing products and increasing customer’s loyalty.

Business combinations in 2014

Acquisition of the online lottery business

On April 1, 2014, the Group through its wholly owned subsidiary Suzhou JDD acquired certain fixed assets, intellectual properties, material contracts and key employees of the online lottery business (the “Online Lottery Business”) from third-party selling shareholders for a total consideration of RMB26,663. The acquisition is to enhance the Group’s strategy to monetize its user base through diversified service offerings.

RMB

Cash consideration (i)	27,000
Contingent consideration in cash (ii)	3,963
Less: Prepaid employee compensation (iii)	(4,300)
Total fair value of purchase consideration	26,663

Details of the purchase consideration are as follows:

(i)     RMB27,000 of cash consideration was paid in 2014.

(ii)   The contingent consideration in cash are determined based on the achievement by the Online Lottery Business of certain financial targets from April 2014 to March 2016 and capped at RMB13,500 per assessment year. The Group paid off RMB9,698 (US$1,497) contingent consideration in 2015 for the achievement of the first year financial targets. The Group recorded a loss of RMB8,342 and a gain of RMB2,606 (US$402), respectively, resulted from the change in fair value of the contingent consideration liability for the years ended December 31, 2014 and 2015. There was no financial liability associated with the Online Lottery Business contingent consideration as of December 31, 2015, since the key performance indicators would not be achieved in the business suspending period.

(iii)  The prepaid employee compensation represented part of consideration paid for post-acquisition services to be provided by two employees of the Online Lottery Business for a four year period pursuant to the acquisition agreement. The Group determined the fair value of the post-acquisition services at the acquisition date amounting to RMB4,300.

On September 15, 2014, the Group entered into a capital contribution agreement with an entity wholly owned by one of the sellers of the Online Lottery Business, pursuant to which the entity is required to contribute RMB13,500 in exchange for 25% equity interests of Suzhou JDD, the purchaser of the Online Lottery Business. During the years ended December 31, 2014 and 2015, RMB6,750 and 3,375 (US$521) representing 14.3% and 5.7% of equity interests of Suzhou JDD was contributed from this entity. RMB6,090 and RMB1,689 (US$261) were recognized in noncontrolling interest and RMB660 and RMB1,686 (US$260) were recognized in the additional paid in capital on the consolidated balance sheets as of December 31, 2014 and 2015, respectively.

During the years ended December 31, 2014 and 2015, the Group recognized an impairment of goodwill and intangible assets amounted to nil and RMB24,748 (US$3,820) in the consolidated statements of comprehensive income due to its suspension on the online lottery sales in response to the PRC government’s regulatory uncertainty.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Acquisition of HK Zoom business

On July 4, 2014, the Group acquired 100% controlling interest of HK Zoom, a mobile advertising agency, and certain operating assets (the “HK Zoom Business”), including certain fixed assets, intellectual properties, material contracts and working capital, for a total consideration of US$24,703 (equivalent to RMB152,274). The acquisition is expected to strengthen the Group’s global mobile monetization capabilities.

In addition, the Group issued 2,431,775 restricted shares of the Company to a selling shareholder for future grant to the employees of the HK Zoom Business over requisite service period subsequent to the acquisition. The related compensation for post-acquisition services provided by the employees is accounted as compensation and recorded in the Company’s consolidated statements of comprehensive income. The Company granted nil and 807,950 restricted shares to the employees of the HK Zoom for the years ended 2014 and 2015, respectively.

RMB

Cash consideration (i)	123,284
Contingent consideration in cash (ii)	28,990
Total fair value of purchase consideration	152,274

Details of the purchase consideration are as follows:

(i)    US$20,000 (equivalent to RMB123,284),of the above cash consideration was paid in 2014.

(ii)   The contingent consideration in cash is determined based on the achievements by the HK Zoom Business of certain performance targets from June 2013 to May 2016 and capped at US$3,000 per year. The Group recognized the fair value of the contingent consideration of RMB28,990 as a liability at the acquisition date and the loss resulted from the changes in fair value of the contingent consideration liability of RMB3,652 and RMB3,328 (US$514) for the years ended December 31, 2014 and 2015, respectively. During 2014 and 2015, the Group settled contingent consideration of nil and RMB18,340 (US$2,831), respectively. As of December 31, 2014 and 2015, the fair value of the contingent consideration liability of RMB32,416 and RMB18,383 (US$2,838) was recorded in “accrued expenses and other current liabilities” and “other non-current liabilities”.

Acquisition of Youloft HK

On August 1, 2014, the Group acquired approximately 51.9% equity interests in Youloft HK which engages in development of mobile applications, from a shareholder of Youloft HK, for a total consideration of US$14,211 (equivalent to RMB87,655) in cash. The acquisition allows the Group to enhance the online marketing services and provide synergies with its existing business.

RMB

Cash consideration (i)	102,390
Less: Prepaid employee compensation (ii)	(14,735)
Total fair value of purchase consideration	87,655

Details of the purchase consideration are as follows:

(i)    US$16,600 (equivalent to RMB102,390) cash consideration was paid in 2014.

(ii)   In accordance with the sale and purchase agreement, share-based compensation, consisting of the noncontrolling interests held by the selling shareholder and an employee of Youloft HK, was granted at acquisition date to be vested over the requisite service period.  The noncontrolling interest would be sold at a predetermined exercise price back to the Group if the shareholder or the employee terminates his employment before the requisite service period.  The Group, with the assistance of an independent third party valuation firm, determined the fair value of the share-based compensation to be RMB14,735. As of the acquisition date, the Group recorded RMB5,702 in the “prepayments and other current assets” and RMB9,033 in the “other non-current assets”.  The net purchase consideration of the acquisition excluded such prepaid share-based compensation from the cash consideration paid.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

The table below summarized the estimated fair values of the assets acquired and liabilities assumed from the 2014 acquisitions as of the respective acquisition dates:

	Online Lottery Business	HK Zoom Business	Youloft HK	Total
	RMB	RMB	RMB	RMB
Cash and bank balance	—	13,768	—	13,768
Accounts receivable	—	11,170	—	11,170
Prepayments deposits and other receivables	—	39,659	24,672	64,331
Accrued expenses and other current liabilities	—	(56,408)	—	(56,408)
Property and equipment, net	817	132	—	949
Intangible assets:
Technology	1,700	36,000	15,420	53,120
Customer relationship	—	31,100	—	31,100
User base	400	—	27,756	28,156
Deferred tax liabilities	—	(11,072)	(7,124)	(18,196)
Goodwill	23,746	87,925	98,481	210,152
Total fair value of purchase price consideration	26,663	152,274	87,655	266,592
Fair value of noncontrolling interests	—	—	71,550	71,550

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

The goodwill arising from the above business combinations, which is not tax deductible, is mainly attributable to synergies expected to be achieved from the acquisitions.  The synergies are mainly attributable to the enhancement of the Group’s monetization capabilities by diversifying sources of income, promoting existing products and increasing customers’ loyalty.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

In addition, the Company granted 2,750,000 restricted shares, which was valued at US$0.39 per share by the Company with the assistance of an independent third party valuation firm, to the seller of Antutu Business who became the Group’s key employee after the acquisition. Since the restricted shares are linked to continuing employment of the key employees, they are accounted for as share-based compensation expenses. Any unvested restricted shares would be forfeited if the key employees cease their employment with the Group during the three years’ service period commencing from the employment commencement date (note 17).

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

The contingent consideration in cash is determined based on the achievements by the Photo Grid Business of certain performance targets from June 2013 to May 2016 and capped at US$800 per year. The Group recognized the fair value of the contingent consideration of RMB11,167 as a liability at the acquisition date and the loss resulted from the changes in fair value of the contingent consideration liability of RMB971, RMB1,755 and RMB707 (US$109) for the years ended December 31, 2013, 2014 and 2015, respectively. During 2014 and 2015, the Group settled contingent consideration of RMB4,923 and RMB4,892 (US$755), respectively. As of December 31, 2014 and 2015, the fair value of the contingent consideration liability of RMB8,870 and RMB4,955 (US$765) was recorded in “accrued expenses and other current liabilities”.

During the year ended December 31, 2014, the Company granted 1,000,000 restricted shares to a selling shareholder who became the Group’s key employee after the business combination, at the first anniversary of the employment commencement date at terms to be determined at such time.

The table below summarized the estimated fair values of the assets acquired and liabilities assumed from the 2013 acquisitions as of the respective acquisition dates:

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

The goodwill arising from the above business combinations, which is not tax deductible is mainly attributable to (a) the assembled work force and (b) the expected but unidentifiable business growth of the Group as a result of the synergy resulting from the acquisition.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

4. INVESTMENTS

(a)  Short-term investments

As of December 31, 2014 and 2015, short-term investments included fixed-rate time deposits in commercial banks, available-for-sale debt securities with a maturity of less than one year and available-for-sale equity securities that are expected to be sold within one year.

As of December 31, 2014 and 2015, the balance of fixed-rate time deposits was RMB428,330 and RMB29,234 (US$4,513) , respectively.

For the years ended December 31, 2013, 2014 and 2015, interest income related to the fixed-rate time deposits of RMB2,479, RMB15,901 and RMB9,877 (US$1,525), respectively, was recognized in the consolidated statements of comprehensive income.

The following is a summary of the available-for-sale securities as of December 31, 2014:

	As of December 31, 2014
	Amortized Cost	Gross unrealized gains	Gross unrealized Losses	Fair value
	RMB	RMB	RMB	RMB
Short-term investments:
Available-for-sale equity security	6,913	—	—	6,913
Available-for-sale debt securities	67,309	11,069	—	78,378
Total	74,222	11,069	—	85,291

The short-term available-for-sale debt and equity securities were disposed during the year ended December 31, 2015. The balance was nil as of December 31, 2015. For the years ended December 31, 2013, 2014 and 2015, the Group recognized a realized gain on disposal of available-for-sale debt and equity securities of nil, RMB1,967 and RMB4,399 (US$679), respectively, in “other income” in the consolidated statements of comprehensive income.

For the years ended December 31, 2013, 2014 and 2015, the Group recognized an impairment loss of available-for-sale equity security of nil, RMB8,664 and nil, respectively in the consolidated statements of comprehensive income.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

(b)  Long-term investments

As of December 31, 2014 and 2015, long-term investments consisted of the following:

	As of December 31,
	2014	2015
	RMB	RMB	US$
Cost method investments	151,395	652,124	100,671
Equity method investments	131,707	199,723	30,832
Available-for-sale equity securities	55,740	46,373	7,158
Total	338,842	898,220	138,661

Cost method investments

In 2015, the Group acquired: i) 2.8% equity interest of a third party mobile application developer at a cash consideration of RMB171,531 (US$28,000), ii) 9.6% equity interest of a third-party mobile advertising software provider at a consideration of RMB122,896 (US$20,000), iii) preferred shares representing 35% equity interest not qualified as in-substance common stock of a third-party e-commerce company at a consideration of RMB107,452 (US$17,522), and iv) other equity interests in eleven internet companies for total consideration of RMB72,800 (US$11,238).

In 2014, the Group’s acquired 4% equity interest of NDP Media Corp. (“NDP”), a third-party online game developer at a cash consideration of RMB120,000, and the Group also acquired 500,000 series A preferred share of NDP at a consideration of US$5,000.

The Group recognized impairment loss on the cost method investments of nil, nil and RMB6,031 (US$931) in the consolidated statement of comprehensive income for the years ended December 31, 2013, 2014 and 2015, respectively. The investment income of nil, nil and RMB700 (US$108) was recognized in other income in the consolidated statements of comprehensive income for the years ended December 31, 2013, 2014 and 2015, respectively.

Equity method investments

On February 9, 2015, the Group acquired 51.73% of the equity interests in Dianjing Fund, L.P. (“Dianjing”) with a consideration of RMB45,000 (US$6,947).  Other than Dianjing, the Group also entered into investment agreements with eight internet companies and three limited partnerships to acquire approximately 5% to 50% of the equity interests in those companies during 2015, with aggregate consideration of RMB65,317 (US$10,083), on which the Group has ability to exercise significant influence.

On March 18, 2014, the Group entered into an equity transfer agreement with Kingsoft to purchase 20% ordinary shares of Kingsoft Japan, a subsidiary of Kingsoft, for an aggregate purchase price in cash of Japanese Yen (“JPY”) 614 million. The acquisition was accounted for as a transaction under common control. The excess of the purchase consideration over the carrying amount of Kingsoft Japan ownership on the books of Kingsoft of RMB6,391 immediately before the transaction was recorded as a deemed distribution to Kingsoft amounting to RMB30,775 on the acquisition date. On October 10, 2014, the Group acquired additional 21.5% ordinary shares of Kingsoft Japan from a shareholder, for a purchase price of US$9,967. The difference in the cost basis of the investment and the proportional interests in Kingsoft Japan was RMB51,782 as of December 31, 2014.  In accordance with ASC 810, Consolidation, Kingsoft Japan is a variable interest entity, as it was established with legal structure with non-substantive voting rights. The maximum exposure to loss as a result of its involvement with Kingsoft Japan was RMB75,015 (US$11,580) as of December 31, 2015 which also equals to the carrying amount of the investment. The Group is not considered as the primary beneficiary, as it does not have power to direct the activities of Kingsoft Japan that most significantly impact the Kingsoft Japan’s economic performance.

During 2014, the Group also acquired 34% equity interest of an internet company and 6.7% interest of a limited partnership during 2014, with aggregate consideration of RMB3,000, on which the Group has ability to exercise significant influence.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

On February 11, 2014, the Group acquired 28.3% equity interests of Moxiu Technology with ability to exercise significant influence for a cash consideration of RMB20,000 and promotion resources (including but not limited to the advertisement space on the applications of the Group) with a value of approximately RMB5,000. On December 1, 2014, the Group acquired from a subsidiary of Tencent Holdings Limited (“Tencent”) an additional 22.2% equity interests of Moxiu Technology for a cash consideration of RMB30,000. Upon completion of this acquisition, the Group held 50.5% equity interests of Moxiu Technology. However, as the article of association of Moxiu Technology requires approval from two-third of the voting interest for significant financial and operating decisions, the Group did not obtain control and continued to have significant influence over Moxiu Technology. As disclosed in note 3, on May 28, 2015, the Group acquired an additional 1.6% equity interest of Moxiu Technology and the article of association of Moxiu Technology was amended to require simple majority of voting interests for approval of significant financial and operating decisions. The Group obtained the control and consolidate the financial statement of Moxiu Technology since May 28, 2015.

On April 18, 2013, the Group invested RMB3,600 cash and self-developed technologies with fair value of RMB6,000 and carrying value of nil in Beijing Security System Technology for its 40% equity interests. The Group performed the valuation with the assistance of an independent third party valuation firm. A partial deemed disposal gain on intangible asset of RMB3,600 was recognized for the year ended December 31, 2013. In June 2015, Beijing Security System Technology company received RMB44,500 (US$6,870) capital contribution from a third company. The Group’s equity interest percentage was diluted to 32%. Deemed disposal gain amounted to RMB13,798 (US$2,130) was recognized and recorded in other income in consolidated statements of comprehensive income for the year ended December 31, 2015.

The Group recorded a loss of RMB1,849, RMB5,447 and RMB9,334 (US$1,441) from equity method investments for the years ended December 31, 2013, 2014 and 2015, respectively. The Group also recognized impairment losses of nil, RMB472 and RMB2,806 (US$433) for equity method investments in the consolidated statement of comprehensive income for the years ended December 31, 2013, 2014 and 2015, respectively. During the year ended December 31, 2015, the Group recognized disposal gain of RMB 13,626 (US$2,103) due to the disposals of two equity method investees and a deemed disposal gain of RMB2,029 (US$313) resulted from the additional capital contribution in an equity method investee from a third-party investor.

Available-for-sale equity security

Long-term available-for-sale equity security represents investment in the equity securities of a publicly listed company. As the Group does not have significant influence over the investee, the investment was classified as available-for-sale security and reported at fair value.

The following is a summary of the available-for-sale securities as of December 31, 2014:

	As of December 31, 2014
	Amortized Cost	Gross unrealized gains	Gross unrealized Losses	Fair value	Fair value
	RMB	RMB	RMB	RMB	US$
Available-for-sale equity security	48,952	6,788	—	55,740	8,605

The following is a summary of the available-for-sale securities as of December 31, 2015:

	As of December 31, 2015
	Amortized Cost	Gross unrealized gains	Gross unrealized Losses	Fair value	Fair value
	RMB	RMB	RMB	RMB	US$
Available-for-sale equity security	24,555	21,818	—	46,373	7,158

For the years ended December 31, 2013, 2014 and 2015, the Group recognized an impairment loss on the long-term available-for-sale equity security of nil, nil and RMB25,891 (US$3,997), respectively, in the consolidated statements of comprehensive income.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

5. ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2014	2015
	RMB	RMB	US$
Accounts receivable	263,577	638,148	98,513
Allowance for doubtful accounts	(3,230)	(17,592)	(2,716)
	260,347	620,556	95,797

The Group maintains allowance for doubtful accounts for estimated is recorded when loss is probable based on an assessment of specific evidence indicating troubled collection, historical experience, accounts aging and other factors. The Group reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Group considers many factors, including the age of the balance, the customer’s payment history, its current credit-worthiness and current economic trends. As of December 31, 2014 and 2015, all accounts receivable were due from third party customers. The following table presents movement of the allowance for doubtful receivables:

	As of December 31,
	2014	2015
	RMB	RMB	US$
Balance at the beginning of the year	72	3,230	499
Charged to general and administrative expenses	3,230	13,326	2,057
Additions in connection with business acquisition	—	729	113
Write-off during the year	(72)	—	—
Foreign Exchange effect	—	307	47
Balance at the end of the year	3,230	17,592	2,716

6. PREPAYMENTS AND OTHER ASSETS

Prepayments and other current assets

	As of December 31,
	2014	2015
	RMB	RMB	US$
VAT prepayments (i)	—	122,645	18,933
Other receivables from advertisers and payment service providers	64,905	101,829	15,720
Receivables from employees (ii)	27,899	28,928	4,466
Advances to suppliers (iii)	16,246	25,879	3,995
Prepaid expenses	11,692	24,133	3,725
Advances to employees	14,254	12,246	1,890
Prepaid deposits (iii)	21,179	10,915	1,685
Prepaid employees compensation	6,716	5,292	817
Deferred cost	4,061	4,894	756
Entrusted loan to a third party(iv)	—	3,000	463
Loans to investors of an equity investee (v)	2,765	2,765	427
Entrusted loan to an investor of an equity investee (vi)	4,000	—	—
Others	6,312	16,105	2,486
Total	180,029	358,631	55,363

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

(i)          VAT prepayments as of December 31, 2015 represent VAT receivables from relevant PRC tax authorities arising from services which will be used to deduct future tax payable.

(ii)      The amount represents receivable from certain employees related to the individual income tax (“IIT”) arising from the vested restricted shares and restricted shares with an option feature of the Company as of the end of the years presented.

(iii)        As of December 31, 2014, provision for doubtful debts of RMB5,000 and RMB5,444 were made against the entrusted loan to a third party and advance to suppliers, respectively. As of December 31, 2015, provision of RMB6,481(US1,000) , RMB1,730(US267) and RMB1,759 (US$272) were made against advance to suppliers, other receivables from advertisers and prepaid deposits , respectively. The following table presents movement of the allowance for doubtful debts:

	2014	2015
	RMB	RMB	US$
Balance at January 1,	11,160	10,444	1,612
Additions charged to general and administrative expenses	1,284	4,516	697
Reversal	(2,000)	(5,000)	(772)
Foreign exchange effect	—	10	2
Balance at December 31,	10,444	9,970	1,539

(iv)         The loan bears an interest rate of 5% and the repayment is due in June 2016.

(v)          Loans to investors of an equity investee amounting to RMB5,530 (US$854) bear interest at rate reference to the market rate with 10% discount. The loans are repayable in four years. As of December 31, 2015, RMB2,765 (US$427) of the loans were included in “Other non-current assets” in the consolidated balance sheets.

(vi)       Entrusted loan to an investor of an equity investee amounting to RMB4,000 (US$617) bears interest rate reference to the market rate with 10% discount and has been repaid in June 2015.

Other non-current assets

	As of December 31,
	2014	2015
	RMB	RMB	US$
Loans to investors of an equity investee	2,765	2,765	427
Staff loan receivables	3,052	1,074	166
Compensation to key employees and other expenses (i)	9,049	4,417	682
Rental deposits	9,855	17,166	2,649
Investment prepayments (ii)	30,476	—	—
	55,197	25,422	3,924

(i)              The balance mainly represented non-current portion of compensation to key employees of Suzhou JDD of RMB1,385 (US$214) and Youloft HK of RMB2,763 (US$427), respectively.

(ii)           Balance represents prepayment for certain investments and intangible assets which had not been completed as of December 31, 2014.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

7. PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2014	2015
	RMB	RMB	US$
Electronic equipment	71,185	94,800	14,635
Leasehold improvements	10,657	55,794	8,613
Office equipment and fixtures	5,980	18,650	2,879
Motor vehicles	761	2,673	413
Construction in progress	—	1,322	204
Less: Accumulated depreciation	(42,678)	(53,910)	(8,323)

Property and equipment, net	45,905	119,329	18,421

Depreciation expense of property and equipment for the years ended December 31, 2013, 2014 and 2015were RMB11,702, RMB21,684 and RMB25,636 (US$3,958), respectively.

8. INTANGIBLE ASSETS, NET

Intangible assets and the related accumulated amortization are summarized as follows:

	As of December 31, 2014
	Gross carrying value	Accumulated amortization	Impairment	Net carrying value
	RMB	RMB	RMB	RMB
Indefinite-lived:
Trade name and domain names	2,161	—	—	2,161
Finite-lived:
Technology	113,116	(36,027)	—	77,089
Online game licenses	65,726	(14,678)	(8,304)	42,744
Customer relationship	30,739	(3,901)	—	26,838
User base	62,563	(23,750)	—	38,813
Trademark	10,432	(827)	—	9,605
Domain names	2,533	(239)	—	2,294
Non-compete agreements	1,610	(1,538)	—	72

	288,880	(80,960)	(8,304)	199,616

	As of December 31, 2015
	Gross carrying value	Accumulated amortization	Impairment	Net carrying value
	RMB	RMB	RMB	RMB	US$
Indefinite-lived:
Trade name and domain names	2,161	—	—	2,161	334
Finite-lived:
Technology	174,851	(89,851)	(213)	84,787	13,088
Online game licenses	62,991	(30,039)	(25,639)	7,313	1,129
Customer relationship	39,385	(13,373)	—	26,012	4,016
User base	74,811	(50,216)	—	24,595	3,797
Trademark	30,726	(5,823)	—	24,903	3,844
Domain names	3,794	(1,471)	(789)	1,534	237
Non-compete agreements	1,610	(1,610)	—	—	—
Platform	71,439	(10,715)	—	60,724	9,374

	461,768	(203,098)	(26,641)	232,029	35,819

The Group recognized an impairment loss on intangible assets of nil, RMB8,304 and RMB26,136 (US$4,035) for the years ended December 31, 2013, 2014 and 2015, respectively .

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Amortization expense of intangible assets for the years ended December 31, 2013, 2014 and 2015 were RMB14,178, RMB57,066 and RMB120,521(US$18,605), respectively. Estimated amortization expense relating to the existing intangible assets with finite lives for each of next five years and thereafter is as follows:

	Years ending December 31,
	RMB	US$
2016	103,924	16,043
2017	58,210	8,986
2018	34,481	5,323
2019	20,698	3,195
2020	5,980	923
Thereafter	6,575	1,015

9. GOODWILL

The changes in the carrying amount of goodwill were as follows:

	2014	2015
	RMB	RMB	US$
Balance as of January 1,	52,819	261,686	40,397
Goodwill acquired in business combinations (note 3)	210,152	348,910	53,862
Impairment of Goodwill	—	(23,746)	(3,665)
Foreign currency translation adjustments	(1,285)	26,370	4,071

Balance as of December 31,	261,686	613,220	94,665

During the year ended December 31, 2015, the Group recognized an impairment loss of RMB23,746 (US$3,665) for the online lottery business reporting unit as the carrying amount exceeded its fair value due to the suspension of online lottery business in 2015.

10. LOANS PAYABLE

Short-term loan

On May 18, 2015, the Group entered into a revolving loan facility agreement ended March 31, 2016 with the Hang Seng Bank Limited (“Hang Seng”), pursuant to which the Group is entitled to borrow a US$ denominated loan of RMB325,000 (US$50,000) with an interest rate of 1.65% per annum over 1, 2, 3 or 6 months London Inter Bank Offered Rate (“LIBOR”). The loan facility is subject to Hang Seng’s overriding right of repayment on demand and the loan under this facility is intended for the general working capital of the Group. On November 20, 2015, the Group drew down RMB129,872 (US$20,000) under the loan facility agreement with a revolving term of one month, which was secured by a pledge of bank deposit of RMB25,974 (US$4,000).

Long-term loans

In November 2014, MobPartner entered into two loan agreements with Bpifrance Financement, pursuant to which Mobpartner borrowed two unsecured Euro denominated loans of RMB5,238 (Euro750) with a term of 7 years and RMB5,238 (Euro750) with a term of 6.75 years. The loans will be settled with a fixed annual interest rate of 3.23% and 2.59%, respectively, during the respective term of loans.

In January 2015, Mobpartner entered into a loan agreement with Hongkong and Shanghai Banking Corporation Limited (France branch) (“HSBC”), pursuant to which Mobpartner borrowed an unsecured Euro denominated loan of RMB566 (Euro81) with a term of 4 years. The loan is settled with a fixed annual interest rate of 2.26%. The Company had repaid RMB 118 (Euro16) of principals as of December 31, 2015.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

11. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other current liabilities

	As of December 31,
	2014	2015
	RMB	RMB	US$
Payable to online network providers	127,247	356,647	55,057
Accrued advertising, marketing and promotional expenses	62,522	252,588	38,993
Salary and welfare payable	105,433	168,723	26,046
Accrued operating expenses	30,248	131,471	20,296
Payable for acquisitions	—	88,054	13,593
Other taxes payable	27,629	73,666	11,372
Accrued data center expenses	23,783	69,482	10,726
Payables for purchase of property and equipment	755	43,740	6,752
Deposits from advertisers	34,358	33,258	5,134
Payable for contingent considerations (note 3)	31,318	23,338	3,603
Advances from customers	18,192	22,769	3,515
Advance from end users	6,980	14,019	2,164
Others	13,229	19,533	3,015
Total	481,694	1,297,288	200,266

Other non-current liabilities

	As of December. 31,
	2014	2015
	RMB	RMB	US$
Payable for contingent considerations (note 3)	22,274	—	—
Payable for acquisitions	—	55,665	8,593
FIN48 liabilities (note 15)	7,251	18,161	2,804
Total	29,525	73,826	11,397

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

12. DEFERRED REVENUE

	As of December 31,
	2014	2015
	RMB	RMB	US$
Current:
Deferred revenue from customers	41,780	44,604	6,886
Deferred government subsidies	2,400	9,551	1,474
	44,180	54,155	8,360

Non-current:
Deferred revenue from customers	1,122	1,477	228
Deferred government subsidies	12	1,000	154
	1,134	2,477	382

13. REVENUES

	Years ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
Online marketing services	612,565	1,322,612	3,244,130	500,807
Internet value-added services	83,155	400,671	395,312	61,026
Internet security services and others	54,191	40,296	44,987	6,945
	749,911	1,763,579	3,684,429	568,778

14. GEOGRAPHICAL INFORMATION

The following tables set forth revenue and property and equipment, net by geographic area:

	For the years ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
Revenue
PRC	739,412	1,541,699	1,842,893	284,494
Non-PRC	10,499	221,880	1,841,536	284,284

	As of December 31,
	2014	2015
	RMB	RMB	US$
Property and equipment, net
PRC	45,349	116,787	18,029
Non-PRC	556	2,542	392

15. INCOME TAXES

The Company is incorporated in the Cayman Islands and conducts its primary business operations through its subsidiaries, VIEs and a VIE’s subsidiary in the PRC. It also has subsidiaries in the BVI, the United States, Hong Kong, Singapore, France and UK.

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain arising in Cayman Islands. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

The United States

Cheetah Mobile America and Mob Inc. are incorporated in the United States and are subject to federal income tax rate of 35%.

Hong Kong

Cheetah Technology, HK Zoom Youloft HK, Hongkong, Cheetah Information and Mob HK are incorporated in Hong Kong and are subject to Hong Kong profits tax rate of 16.5%.

Singapore

Cheetah Mobile Singapore Pte. Ltd. is incorporated in Singapore and is subject to Singapore corporate income tax rate of 17%.

France

MobPartner is incorporated in France and is subject to French corporate tax rate of 33.33%.

The United Kingdom

MobPartner UK Ltd. (“MobPartner UK”) is incorporated in the United Kingdom and is subject to UK corporate income tax rate of 20%.

PRC

The Company’s subsidiaries in the PRC, the VIEs and a VIE’s subsidiary are subject to the statutory rate of 25%, unless otherwise specified, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008.

Pursuant to CaiShui [2008] No.1, qualified new software development enterprises are each entitled to a tax holiday of two-year full EIT exemption followed by three-year 50% EIT reduction (“2+3 tax holiday”) starting from their respective first profit-making year. Zhuhai Juntian, Beijing Security, Conew Network and Beijing Mobile, being qualified new software development enterprises, started each of their 2+3 tax holidays in 2009, 2010, 2013 and 2013, respectively. Further, Zhuhai Juntian and Beijing Security, being qualified High New Technology Enterprise (“HNTE”) approved in 2013 and 2014, respectively, are entitled to the preferential tax rate of 15% for 2015.

In summary, the following preferential tax rates are noted:

Zhuhai Juntian is subject to income tax at 12.5% for 2013, and at 15% for 2014 and 2015;

Beijing Security is subject to income tax at 12.5% for 2013 and 2014, and at 15% for 2015; and

Conew Network and Beijing Mobile are tax exempted for 2013 and 2014, and are subject to income tax at 12.5% from 2015 to 2017.

Without the tax holidays, the Group’s income tax expenses would have increased by RMB4,430,RMB40,509 and RMB 21,301(US$3,288) for the years ended December 31, 2013 2014 and 2015, respectively. The impacts of the tax holidays on the basic earnings per ordinary share were an increase of RMB0.0041 and RMB0.0314 and RMB 0.0155(US$0.0024) for the years ended December 31, 2013 and 2014 and 2015, respectively.

Under the EIT Law, dividends paid by PRC enterprises out of profits earned post-2007 to non-PRC tax resident investors are subject to PRC dividend withholding tax of 10%. A lower withholding tax rate may be applied based on applicable tax treaty with certain jurisdictions.

Income before income taxes consists of:

	Year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
PRC	124,154	218,060	154,095	23,788
Non-PRC	(13,466)	(127,156)	77,280	11,929
Total	110,688	90,904	231,375	35,717

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

The current and deferred portions of income tax expense included in the consolidated statements of comprehensive income are as follows:

	Year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
Current income tax expenses	14,760	11,087	67,059	10,352
Deferred income tax expenses	33,910	12,906	(6,962)	(1,075)

Income tax expenses for the year	48,670	23,993	60,097	9,277

A reconciliation of the differences between the statutory tax rate and the effective tax rate for enterprise income tax is as follows:

	Year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
Income before income tax	110,688	90,904	231,375	35,717
Income tax expense computed at the PRC statutory tax rate of 25%	27,672	22,727	57,844	8,929
Effect of different tax rates in different jurisdictions	2,350	15,877	(23,284)	(3,594)
Effect of tax holiday and preferential tax rates	(4,885)	(54,944)	(35,434)	(5,470)
Research and development super-deduction	(19,140)	(37,483)	(47,179)	(7,283)
Non-deductible expenses(i)	10,354	50,150	82,455	12,729
Effect of change in tax rate	—	(8,795)	1,464	226
Outside basis difference on investment in a VIE	33,910	15,821	11,378	1,756
Withholding tax and others	191	1,844	7,906	1,220
Changes in valuation allowance	(1,782)	18,796	4,947	764

Income tax expenses	48,670	23,993	60,097	9,277

(i)                                     Non-deductible expenses mainly consist of share-based compensation expenses, entertainments and other expenses that exceed the allowable deduction limits.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Deferred taxes were measured using the enacted tax rates for the periods in which the temporary differences are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax balances as of December 31, 2014 and 2015 are as follows:

	As of December 31,
	2014	2015
	RMB	RMB	US$
Deferred tax assets, current portion:
Deferred revenue	656	1,493	230
Provision for doubtful debts	3,866	14,280	2,204
Tax loss carry forward	15,600	96	15
Others	686	1,251	193
Less: Valuation allowance	(18,115)	(13,166)	(2,032)

Current deferred tax assets	2,693	3,954	610

Deferred tax assets, non-current portion:
Deferred revenue	111	—	—
Intangible assets and prepaid expense	4,403	4,586	708
Foreign tax credit	960	1,222	189
Equity investment loss (gain)	1,402	(908)	(140)
Contingent consideration	2,085	1,434	221
Tax loss carry forward	8,051	27,517	4,248
Others	650	458	71
Less: Valuation allowance	(11,278)	(21,466)	(3,314)

Non-current deferred tax assets	6,384	12,843	1,983

Deferred tax liabilities, current portion:
Long-lived assets arising from acquisitions	—	414	64

Current deferred tax liabilities	—	414	64

Deferred tax liabilities, non-current portion:
Long-lived assets arising from acquisitions	16,259	37,897	5,850

Outside basis difference on investment in a VIE	49,732	61,109	9,434

Non-current deferred tax liabilities	65,991	99,006	15,284

The Group operates through several subsidiaries and VIEs and the valuation allowance is considered for each subsidiary and VIE on an individual basis. As of December 31, 2014 and 2015, the Group’s total deferred tax assets before valuation allowances were RMB38,470 and RMB51,429 (US$7,939), respectively. As of December 31, 2014 and 2015, the Group recorded valuation allowances of RMB29,393 and RMB34,632 (US$5,346), respectively, on its deferred tax assets that are sufficient to reduce the deferred tax assets to the amounts that are more-likely-than-not to be realized.

Undistributed earnings of certain of the Company’s PRC subsidiaries amounted to approximately RMB326,199 and RMB 588,704 (US$90,880) on December 31, 2014 and 2015, respectively. Those earnings are considered to be indefinitely reinvested; accordingly, no provision for PRC withholding tax has been provided thereon. Upon repatriation of those earnings in the form of dividends, the Company would be subject to PRC withholding tax at 10%. The PRC withholding tax rate could be reduced to 5% should the treaty benefit between Hong Kong and the PRC be applicable. As such, the amount of unrecognized deferred income tax liabilities are approximately ranging from RMB16,310 to RMB32,620 and RMB 29,435 (US$4,544) to RMB58,870 (US$9,088) as of December 31, 2014 and 2015, respectively.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Taxable outside basis differences are noted in the Company’s investment in Beijing Mobile, a VIE of the Group. The registered shareholders of Beijing Mobile are contractually required to remit dividends received from Beijing Mobile to Beijing Security. This distribution chain results in (i) taxable dividend from Beijing Mobile to its registered shareholders and (ii) a taxable contribution to Beijing Security when the proceeds are remitted to Beijing Security by the registered shareholders. The tax impact on the future cash distribution is recognized in deferred tax liabilities as “outside basis difference on investment in a VIE”.

As of December 31, 2015, the Group had net operating losses of approximately RMB102,934 (US$15,890) deriving from entities in the PRC, Hong Kong, France, UK, USA, and Singapore, which can be carried forward per tax regulation to offset future net profit for income tax purposes. The PRC net operating loss will expire from 2016 to 2021; the USA net operating loss will expire from 2035 to 2036; the Hong Kong, France, UK, and Singapore net operating loss can be carried forward without an expiration date.

As of December 31, 2015, the Group had foreign tax credit of approximately RMB1,222 (US$189), which can be carried forward to offset tax payable. The foreign tax credit will start to expire from 2016 to 2021, if not utilized.

Unrecognized tax benefits

As of December 31, 2014 and 2015, the Group had unrecognized tax benefits of RMB16,046 and RMB46,615 (US$7,196), respectively, of which RMB8,973 and RMB29,948 (US$4,623), respectively, were deducted against the deferred tax assets on tax losses carry forward, and the remaining amounts of RMB7,073 and RMB16,667 (US$2,573), respectively were presented in the other non-current liabilities line item in the consolidated balance sheets. The Group’s unrecognized tax benefits for the year ended December 31, 2015 were primarily related to the tax-deduction of share-based compensation expenses and other expenses. It is possible that the amount of unrecognized benefits will change in the next 12 months; however, an estimate of the range of the possible change cannot be made at this moment. As of December 31, 2014 and 2015, there are RMB7,073 and RMB16,667 (US$2,573) of unrecognized tax benefits that if recognized would impact the annual effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefit is as follows:

	As of December 31,
	2014	2015
	RMB	RMB	US$
Balance at January 1	3,212	16,046	2,477
Additions based on tax positions related to the current year	12,834	30,569	4,719

Balance at December 31	16,046	46,615	7,196

The Group recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expenses. During the years ended December 31, 2014 and 2015, the Group recognized approximately RMB755 and RMB 638 (US$98) in interest and nil in penalties. The Group had approximately RMB856 and RMB1,494(US$231) accrued interest at December 31, 2014 and 2015, respectively.

As of December 31, 2015, the tax years ended December 31, 2010 through 2015 for the Group’s subsidiaries in the PRC and the VIEs are generally subject to examination by the PRC tax authorities.

The Company revised the comparatives in the footnote disclosure of its PRC and non-PRC components of income before income taxes, effective tax rate reconciliation and tabular reconciliation of unrecognized tax benefits to conform with the current year presentation.  The revised presentation in prior years had no impact on any line items within the consolidated balance sheet as of December 31, 2014, and the related consolidated statements of comprehensive income, cash flows and shareholders’ equity for the years ended December 31, 2013 and 2014.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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
Sixjoy Hong Kong Limited

Entities controlled by a director of the Company
Xiaomi Technology Company Limited (“Xiaomi Technology”)
Beijing Xiaomi Mobile Software Co., Ltd. (“Beijing Xiaomi Mobile”)
Beijing Wali Network Technology Co., Ltd. (“Beijing Wali Network Technology”)

Equity investees
Beijing Security System Technology
Beijing Shangyao World Technology Co., Ltd.
Wuhan Antian Information Technology Co., Ltd.
Baomi Information Technology(Shanghai) Co., Ltd.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

b) In addition to the transactions detailed elsewhere in these financial statements, the Group had the following material related party transactions for the years ended December 31, 2013, 2014 and 2015:

		For the years ended December 31,
		2013	2014	2015
		RMB	RMB	RMB	US$
Corporate, technical support and leasing services received from:	(i)
Entities controlled by Kingsoft		5,757	6,097	5,639	871
Licensing fees paid to:	(ii)
Entities controlled by Kingsoft		8,400	2,100	—	—
Sub-licensing revenue received from:	(iii)
Entities controlled by Kingsoft		3,381	4,008	5,850	903
Software upgrade services provided to:	(iv)
An entity controlled by Kingsoft		233	—	—	—
Transfer of fixed assets, technology know-how, trademarks and other intellectual properties from:	(v)
An equity investee		1,900	—	—	—
Entities controlled by Kingsoft		2,000	13,580	—	—
Promotion services received from:	(vi)
Entities controlled by Kingsoft		257	24,455	47,743	7,370
An entity controlled by a director of the Company		—	2,924	47,826	7,383
An entity controlled by a shareholder of the Company		—	—	41,599	6,422
An equity investee		—	552	1	—
Online marketing services provided to:	(vii)
Entities controlled by a shareholder of the Company		104,078	78,432	293,510	45,310
An entity controlled by a director of the Company		2,737	4,081	117	18
Entities controlled by Kingsoft		789	1,653	8,087	1,248
Equity investees		—	532	58	9
Research and development services received from:	(viii)
An equity investee		1,333	4,000	4,500	695
Purchase of consumables from:	(ix)
An entity controlled by a director of the Company		1,173	2,398	1,442	223
An equity investee		—	—	201	31
Payment of revenue sharing for online games operations:	(x)
Entities controlled by Kingsoft		—	2,318	1,786	276
An entity controlled by a director of the Company		—	3,084	3,089	477
An equity investee		—	50	—	—
Purchase of exclusive online game operating license from:	(xi)
Entities controlled by Kingsoft		—	13,944	—	—
Online games operating revenue received from:	(xii)
An entity controlled by a director of the Company		—	1,514	2,477	382
Acquisition of equity method investments from:	(xiii)
Kingsoft		—	36,977	—	—
An entity controlled by a shareholder of the Company		—	30,000	—	—
Sales of products to:	(xiv)
An equity investee		—	—	12,701	1,961

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

(i)

In 2013, 2014 and 2015, the Group entered into agreements with certain entities controlled by Kingsoft, pursuant to which, these entities provided services including corporate, technology support and leasing services to the Group. The expenses related to these services were recognized in the consolidated statements of comprehensive income.

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

(iii)

In 2009, the Group entered into an exclusive licensing agreement with an entity controlled by Kingsoft, pursuant to which, the entity is granted the exclusive right to use certain internet security software within Japan until November 30, 2015. In November 2013, the Group entered into a framework licensing agreement with the entity to supplement and amend provisions to the original exclusive licensing agreement which primarily to amend the revenue arrangement between the parties. The legal terms and conditions related to share of revenue from mobile related licensing are retroactively effective from January 1, 2013. . In December 2015, the Group entered into a supplemental licensing agreement with the entity to extended the service to December 31,2016. In April 2014, the Group entered into sub-licensing agreement with an entity controlled by Kingsoft and granted the right to use certain trademarks and copyright of software until February 1, 2024. These sub-licensing revenues were recognized in the consolidated statements of comprehensive income.

(iv)

In 2009, the Group entered into an agreement with an entity controlled by Kingsoft to provide upgrade services to the licensed software during the licensing period. The software upgrade service revenues were recognized in the consolidated statements of comprehensive income.

(v)

In 2013, the Group purchased certain fixed assets and software products from an equity investee and an entity controlled by Kingsoft for a cash consideration of RMB1,900 and RMB2,000, respectively. In April 2014, the Group purchased certain internet security software copyrights, patents and trademarks from certain entities controlled by Kingsoft for a cash consideration of RMB13,580 .

(vi)

In 2013, 2014 and 2015, the Group entered into agreements with entities controlled by Kingsoft, an entity controlled by a director of the Company, an entity controlled by a shareholder of the Company and an equity investee for promotion services ranging from three months to one year. The promotion service fees were recognized in the consolidated statements of comprehensive income.

(vii)

On September 27, 2012, the Group entered into a framework agreement with an entity controlled by a shareholder of the Company to provide various forms of online marketing services to this entity. The term of the framework agreement commenced from January 1, 2011 to October 31, 2013. In 2013, 2014 and 2015, the Group entered into a series of agreements with an entity controlled by a director of the Company, entities controlled by a shareholder of the Company, entities controlled by Kingsoft and equity investees to provide online marketing services. These online marketing revenues were recognized in the consolidated statements of comprehensive income.

(viii)

In 2013, the Group entered into an agreement with an equity investee for research and development services. In January 2014 and January 2015, the Group entered into authorization and licensing agreement with the entity to obtain rights to use certain product technology for an amount of RMB4,000 and RMB4,500(US$695) for the year 2014 and 2015, respectively. The research and development expenses were recognized in the consolidated statements of comprehensive income.

(ix)

In 2013, 2014 and 2015, the Group purchased smartphones and other consumables from an entity controlled by a director of the Company and an equity investee of the Company and recognized as property and equipment.

(x)

In 2014 and 2015, the Group entered into agreements and supplemental agreements with entities controlled by Kingsoft, an entity controlled by a director of the Company and an equity investee to obtain the right to operate certain online games developed by these entities. The percentages of revenue sharing to these entities were ranging from 20% to 70% and for a term from one year to two years. The amount incurred arising from the revenue sharing were recognized in the consolidated statements of comprehensive income.

(xi)

In October 2014, the Group entered into exclusive operating agreements with entities controlled by Kingsoft to obtain the license rights to exclusively operate certain mobile games developed by these entities from October 16, 2014 to December 31, 2015. The Group paid a total consideration of RMB13,944.

(xii)

In July 2014, the Group entered into non-exclusive games agreements with an entity controlled by a director of the Company and the revenue from the operation of the games is allocated based on a rate agreed in the agreements.  In 2015, the Group entered into non-exclusive games agreements and supplemental agreements with an entity controlled by a director of the Company. The revenues allocated to the Group were recognized in the consolidated statements of comprehensive income.

(xiii)

In March 2014, the Group entered into an equity transfer agreement with Kingsoft to purchase 20% ordinary shares of Kingsoft Japan, for an aggregate purchase price of JPY614 million (note 4). In August 2014, the Group acquired 22.2% of Moxiu Technology from an entity controlled by a shareholder of the Company for an amount of RMB30,000 (note 4)

(xiv)

In 2015, the Group entered into a series of agreements with an equity investee to sell air purifier for an amount of RMB12,701(US$1,961).The sales of the purifiers were recognized in the consolidated statements of comprehensive income.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

c) The balances between the Group and its related parties as of December 31, 2014and 2015are listed below:

(1)        Amount due from related parties

	As of December 31,
	2014	2015
	RMB	RMB	US$
Kingsoft	9,892	13,977	2,158
Entities controlled by a shareholder of the Company	28,324	36,639	5,656
Entities controlled by Kingsoft	3,789	3,593	555
Entities controlled by a director of the Company	1,519	2,287	353
Equity investees	46	7,266	1,121
Total	43,570	63,762	9,843

(2)        Amount due to related parties

	As of December 31,
	2014	2015
	RMB	RMB	US$
Kingsoft	369	589	91
Entities controlled by Kingsoft	27,167	22,494	3,472
Entities controlled by a director of the Company	1,387	23,421	3,616
Entities controlled by a shareholder of the Company	961	16,039	2,476
Equity investees	1	37	6
Total	29,885	62,580	9,661

All the balances with related parties as of December 31, 2014 and 2015 were unsecured, non-interest bearing and repayable on demand.

d) On January 14, 2011, the Group entered into a loan framework contract with Kingsoft, pursuant to which Kingsoft shall provide the Group with the necessary funding in an aggregate amount not exceeding RMB110,000 (US$16,981). The interest rate payable on the loan is 90% of the interest rate as promulgated by the People’s Bank of China for loans of the same class and for the same period or other fair market loan interest rate. As of December 31, 2014 and 2015, the Group has not drawn any loan from Kingsoft.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

17. SHARE-BASED COMPENSATION

2014 Restricted Shares Plan

On April 22 and April 24, 2014, the board of directors and the shareholders of the Company approved to adopt a restricted shares plan (the “2014 Restricted Shares Plan”), respectively. Under the 2014 Restricted Shares Plan, the Company is authorized to issue up to 122,545,665 Class A ordinary shares pursuant to the grant of restricted shares and restricted share units thereunder.  Unless terminated earlier, the 2014 Restricted Shares Plan will terminate automatically in 2024. As of December 31,2015, the share awards granted under 2014 Restricted Shares Plan had vesting terms of no longer than 5 years from the date of grant.  The following table summarizes the Group’s restricted shares with an option feature activity under the 2014 Restricted Shares Plan during the year ended December 31, 2015:

	Number of shares	Weighted Average Exercise Price (US$)	Weighted Average Grant Date Fair Value (US$)	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (US$)
Outstanding at January 1, 2015	—	—	—
Granted	20,808,900	0.30	2.21
Forfeited	(811,000)	0.34	2.30
Exercised	(200,000)	—	2.58

Outstanding at December 31, 2015	19,797,900	0.30	2.20	8.31	25,801
Vested and expected to vest at December 31, 2015	17,358,555	0.29	2.23	8.31	22,692

Exercisable as at December 31, 2015	584,000	0.00	2.58	8.31	934

Total intrinsic value of restricted shares with an option feature exercised for the year ended December 31, 2015 was RMB2,028 (US$313).

The grant date fair value of each restricted share with an option feature is estimated on the date of grant using the binomial tree option pricing model with the following assumptions used for grants in 2015:

Year ended December 31, 2015
Fair value of ordinary share (US$)	1.60~2.58
Risk-free interest rates	2.68%~2.97%
Expected volatility range	53.1%~63.3%
Expected dividend yield	0%
Expected exercise multiple	2.2
Fair value per option granted (US$)	1.17~2.58

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

Share-based compensation expenses recorded in respect of the 2014 Restricted Shares Plan amounted to RMB71,772 (US$11,080) for the year ended December 31, 2015.

As of December 31, 2015, 200,000 Class A ordinary shares were issued and outstanding for the exercised share awards under the 2014 Restricted Shares Plan.

As of December 31, 2015, there was RMB177,524 (US$27,405) of total unrecognized share-based compensation expenses related to non-vested restricted shares with an option feature and the cost is expected to be recognized over a weighted average period of 2.48years. Total estimation share-based compensation expenses may be adjusted for future changes in estimated forfeitures.

2013 Incentive Scheme

On January 2, 2014, the Company adopted an equity incentive scheme (the “2013 Incentive Scheme”). The 2013 Incentive Scheme provides for the grant of ordinary shares, restricted shares, share options and share appreciation rights to the employees, directors or non-employee consultants of the Company. The maximum number of the Company’s ordinary shares which may be issued under the 2013 Incentive Scheme is 64,497,718. The 2013 Incentive Scheme is valid and effective for a term of ten years commencing from its adoption. Except for service conditions, there were no other vesting conditions for all the awards under 2013 Incentive Scheme. As of December 31, 2015, all the share awards granted under 2013 Incentive Scheme were restricted shares with an option feature with vesting terms of no longer than 5 years from the date of grant.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

The following table summarizes the Group’s restricted shares with an option feature activity under the 2013 Incentive Scheme during the year ended December 31, 2015:

	Number of shares	Weighted Average Exercise Price (US$)	Weighted Average Grant Date Fair Value (US$)	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (US$)
Outstanding at January 1, 2015	55,292,131	0.34	1.03	9.01	64,802
Granted	11,005,000	0.31	2.16
Forfeited	(3,087,000)	0.34	1.25
Exercised	(1,889,800)	0.34	0.93

Outstanding at December 31, 2015	61,320,331	0.33	1.23	8.01	77,726
Vested and expected to vest at December 31, 2015	59,733,636	0.33	1.22	8.01	75,704

Exercisable as at December 31, 2015	10,023,493	0.33	1.09	8.01	12,752

Total intrinsic value of restricted shares with an option feature exercised for the year ended December 31, 2015 was RMB26,613 (US$4,108).

The grant date fair value of each restricted shares with an option feature is estimated on the date of grant using the binomial tree option pricing model with the following assumptions used for grants in 2015:

Year ended December 31, 2015
Fair value of ordinary share (US$)	1.45~2.87
Risk-free interest rates	2.40%~2.99%
Expected volatility range	52.6%~63.8%
Expected dividend yield	0%
Expected exercise multiple	2.2
Fair value per option granted (US$)	1.16~2.58

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

Share-based compensation expenses recorded in respect of the 2013 Incentive Scheme amounted to nil, RMB126,399 and RMB139,422(US$21,523) for the years ended December 31, 2013, 2014 and 2015, respectively.

As of December 31, 2014 and 2015, 1,000 and 1,890,800 Class A ordinary shares were issued and outstanding for the exercised share awards under the 2013 Incentive Scheme, respectively.

As of December 31, 2015, there was RMB210,455 (US$32,489) of total unrecognized share-based compensation expenses related to non-vested restricted shares with an option feature and the cost is expected to be recognized over a weighted average period of 2.41 years. Total estimation share-based compensation expenses may be adjusted for future changes in estimated forfeitures.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

The Group has set up the Share Award Scheme Trust for the purpose of administering the 2011 Share Award Scheme and holding shares awarded to the employees before they vest. As of December 31, 2015, 1,273,840 (2014: 5,270,620) forfeited and ungranted restricted shares are held by the Share Award Scheme and available to be granted in the future.

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

The equity portion of the restricted share is recognized as share-based compensation based on its grant date fair value over the requisite service period of four years. The redemption right liability as of December 31, 2014 and 2015 were and RMB520 and RMB474(US$73), respectively. The redemption right liability considers the fair value of the employee’s redemption right as of the end of a reporting period and the number of restricted shares that have vested to date. The change in the fair value of the redemption right liability of RMB24 (US$4) was recorded as share-based compensation expenses and RMB22 (US$3) was recorded in changes in fair value of put options granted to employees, respectively.

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

The following table summarizes the restricted shares activity pursuant to the 2011 Share Award Scheme for the year ended December 31, 2015:

	Number of ordinary shares	Weighted average grant date fair value (US$)
Unvested at January 1, 2015	38,398,753	0.55
Granted	6,380,530	1.91
Vested	(20,192,560)	0.36
Forfeited	(2,383,750)	0.63

Unvested at December 31, 2015	22,202,973	1.11

Share-based compensation expenses recorded in respect of the 2011 Share Award Scheme amounted to RMB35,527, RMB41,259 and RMB72,535 (US$11,197) for the years ended December 31, 2013, 2014 and 2015, respectively.

As of December 31, 2015, the total estimated unrecognized share-based compensation expenses related to restricted shares awarded to employees pursuant to the 2011 Share Award Scheme amounted to RMB68,582 (US$10,587), net of estimated forfeitures, and is expected to be recognized over a weighted-average period of 1.92 years. Total unrecognized share-based compensation expenses may be adjusted for future changes in estimated forfeitures.

The total fair value of vested restricted shares on their respective vesting dates during the years ended December 31, 2013, 2014 and 2015 were RMB74,962, RMB243,214 and RMB301,715 (US$46,577), respectively.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Other Share Incentive Awards

In addition to awards granted pursuant to the Group’s share incentive plans stated above, the Group granted some restricted shares to certain individuals for their employment or consultant service with the Group in connection with certain investments and acquisitions made by the Group. Such awards are subjected to such employees and consultants’ continued employment with the Group for specified terms.

The following table summarizes the restricted shares activity pursuant to the Other Share Incentive Award for the year ended December 31, 2015:

	Number of ordinary shares	Weighted average grant date fair value (US$)
Unvested at January 1, 2015	—	—
Granted	4,627,940	2.26
Vested	(926,023)	2.17
Forfeited	(11,250)	2.58

Unvested at December 31, 2015	3,690,667	2.28

Share-based compensation expenses recorded in respect of the Other Share Incentive Award amounted to nil, nil and RMB24,926 (US$3,848) for the years ended December 31, 2013, 2014 and 2015, respectively.

As of December 31, 2015, the total estimated unrecognized share-based compensation expenses related to the Other Share Incentive Award to grantees amounted to RMB25,993 (US$4,013), net of estimated forfeitures, and is expected to be recognized over a weighted-average period of 1.57 years. Total unrecognized share-based compensation expenses may be adjusted for future changes in estimated forfeitures.

The total fair value of vested restricted shares on their respective vesting dates during the years ended December 31, 2013, 2014 and 2015 were nil, nil and RMB12,247 (US$1,891), respectively.

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

A summary of the awarded shares activity, relating to awarded shares held by employees of the Group pursuant to the Kingsoft Share Award Scheme for the year ended December 31, 2015, is presented below:

	Number of Kingsoft ordinary shares	Weighted average grant date fair value (US$)
Unvested at January 1, 2015	2,209,000	1.73
Granted	63,000	2.9
Vested	(439,000)	0.5
Forfeited	(496,000)	2.5

Unvested at December 31, 2015	1,337,000	1.9

Share-based compensation expenses recorded in respect of the Kingsoft Share Award Scheme amounted to RMB1,869, RMB5,616 and RMB5,525 (US$853) for the years ended December 31, 2013, 2014 and 2015, respectively.

As of December 31, 2015, the total estimated unrecognized share-based compensation expenses related to awarded shares granted to the Group’s employees pursuant to the Kingsoft Share Award Scheme amounted to RMB3,755 (US$580), net of estimated forfeitures, and is expected to be recognized over a weighted-average period of 0.88 years.

The total fair value of vested awarded shares on their respective vesting dates during the years ended December 31, 2013, 2014 and 2015 were RMB11,240, RMB18,560 and RMB28,991 (US$4,475), respectively.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

A Subsidiary’s incentive compensation

Moxiu Technology, a subsidiary acquired by the Group in 2015, adopted its own equity incentive awards plan. The share-based compensation expenses recognized since the acquisition and the unrecognized share-based compensation as of December 31, 2015 were insignificant.

Total share-based compensation expenses recorded by the Group are as follows:

	Years ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
Cost of revenues	10	1,393	1,523	235
Research and development	14,520	51,176	142,682	22,026
Selling and marketing	2,835	7,407	18,068	2,789
General and administrative	20,031	113,298	153,134	23,640
	37,396	173,274	315,407	48,690

18. COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group leases facilities in the PRC under non-cancelable operating leases expiring on different dates. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases. Total rental expense for offices was RMB78,386 (US$12, 101) for the year ended December 31, 2015. Total other operating lease expenses were RMB220,770 (US$34,081) for the year ended December 31, 2015.

The Group’s lease arrangements have no renewal options, rent escalation clauses and restriction or contingent rents.

Future minimum payments under non-cancelable operating leases with initial terms of one-year or more consist of the following as of December 31, 2015:

	RMB	US$
2016	163,683	25,268
2017	62,023	9,575
2018	56,889	8,782
2019	52,405	8,090
2020	36,604	5,651
Thereafter	1,830	283
	373,434	57,649

Licensing fee commitments:

The Group entered into authorization and licensing agreements to substantiate its research and developing activities with terms of three years in 2013. The Group entered into authorization and licensing agreements of an online game with terms of two years in 2015. As of December 31, 2015, total licensing fee commitments were as follows:

	RMB	US$
2016	2,222	342
2017 and thereafter	—	—
	2,222	342

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Provision of loan facility

On March 13, 2013, Beijing Security entered into a loan facility of RMB10,000 at an interest rate with reference to the market rate with 10% discount to an equity method investee, Beijing Security System Technology, to provide financial support to Beijing Security System Technology should it be required for its operations. As of December 31, 2015, the credit facility was not drawn by Beijing Security System Technology.

Litigation

The Group is involved in several other proceeding as of December 31, 2014 and 2015 which are either immaterial, or the Group does not believe that a reasonable possibility of loss has been incurred as the proceedings are in the early stages, and/or there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. As a result, there is considerable uncertainty regarding the timing or ultimate resolution of such matters, which includes eventual loss, fine, penalty or business impact, if any, and therefore, an estimate for the reasonably possible loss or a range of reasonably possible losses cannot be made. However, the Group believes that such matters, individually and in the aggregate, when finally resolved, are not reasonably likely to have a material adverse effect on the Group’s consolidated results of operations, financial position and cash flows.

19. SHAREHOLDERS’ EQUITY

Ordinary shares

Upon completion of the Company’s initial public offering (“IPO”) in May 2014, 224,905,170 Class B ordinary shares were issued upon conversion of all convertible preferred shares. In addition, immediately following the closing of the IPO, the Memorandum and Articles of Association were amended and restated such that the authorized share capital of the Company was reclassified and redesignated into 10,000,000,000 shares comprising of (i) 7,600,000,000 Class A ordinary shares; (ii) 1,400,000,000 Class B ordinary shares; and (iii) 1,000,000,000 reserved shares at par value of US$0.000025 per share. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each share of Class A ordinary shares is entitled to one vote per share and is not convertible into Class B ordinary shares under any circumstances. Each share of Class B ordinary shares is entitled to ten votes per share and is convertible into one Class A ordinary share at any time by the holder thereof. Upon any transfer of Class B ordinary shares by the holder thereof to any person or entity that is not an affiliate of such holder, such Class B ordinary shares would be automatically converted into an equal number of Class A ordinary shares. There were 86,330,627 and 691,000,000 Class B ordinary shares transferred to Class A ordinary shares in the year ended December 31, 2014 and 2015, respectively.

As of December 31, 2014, there were 260,045,912 and 1,095,456,652 Class A and Class B ordinary shares outstanding and no preferred shares issued and outstanding. As of December 31, 2015, there were 350,398,737 and 1,035,037,339 Class A and Class B ordinary shares outstanding and no preferred shares issued and outstanding.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

	As of December 31,
	2014	2015
	RMB	RMB	US$
PRC statutory reserve funds	25,762	27,121	4,187
Unreserved retained earnings	116,998	292,235	45,112

Total retained earnings	142,760	319,356	49,299

Under PRC laws and regulations, there are restrictions on the Company’s subsidiaries in the PRC and VIEs with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts of net assets restricted included paid-in capital and statutory reserve funds of the Company’s subsidiaries in the PRC and the net assets of the VIEs in which the Company has no legal ownership, which amounted to RMB432,351 and RMB1,027,423 (US$158,607), as of December 31, 2014 and 2015, respectively.

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

Accumulated other comprehensive income

The components of accumulated other comprehensive income is as follows:

	Foreign currency translation adjustment	Unrealized gains on available-for sale investments	Total
	RMB	RMB	RMB

Balance at January 1,2013	(1,603)	—	(1,603)
Other comprehensive income (loss) before reclassification	(6,087)	20,929	14,842
Balance at December 31, 2013	(7,690)	20,929	13,239
Other comprehensive income (loss) before reclassification	(6,960)	(24,125)	(31,085)
Amounts reclassified from accumulated other comprehensive income	—	21,121	21,121
Other comprehensive loss attribute to noncontrolling interests	98	—	98
Balance at December 31, 2014	(14,552)	17,925	3,373
Other comprehensive income (loss) before reclassification	117,977	9,729	127,706
Amounts reclassified from accumulated other comprehensive income	—	(6,814)	(6,814)
Other comprehensive loss attribute to noncontrolling interests	(470)	—	(470)
Balance at December 31, 2015	102,955	20,840	123,795

Balance at December 31, 2015, in US$	15,894	3,217	19,111

There was no tax expense or benefit recognized related to the changes of each component of accumulated other comprehensive income during the years ended December 31, 2014 and 2015.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

20. EARNINGS PER SHARE

Basic and diluted earnings per share for each of the years presented are calculated as follows:

	Year ended December 31,
	2013	2014	2015
	Ordinary shares	Ordinary shares	Class A ordinary shares	Class A ordinary shares	Class B ordinary shares	Class B ordinary shares
	RMB	RMB	RMB	US$	RMB	US$

Earnings per share-basic
Numerator:
Net income attributable to Cheetah Mobile Inc.	62,018	67,941	40,420	6,240	136,176	21,022
Allocation of net income attributable to Series A Preferred Shareholders	(5,807)	(1,879)	—	—	—	—
Allocation of net income attributable to Series B Preferred Shareholders	(3,521)	(2,247)	—	—	—	—
Allocation of net income attributable to ordinary shareholders	52,690	63,815	40,420	6,240	136,176	21,022
Denominator:
Weighted average number of ordinary shares outstanding	929,119,153	1,210,501,020	314,229,617	314,229,617	1,058,633,704	1,058,633,704
Earnings per share—basic	0.0567	0.0527	0.1286	0.0199	0.1286	0.0199

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

	Years ended December 31,
	2013	2014	2015
	Ordinary shares	Ordinary Shares	Class A ordinary shares	Class A ordinary shares	Class B ordinary shares	Class B ordinary shares
	RMB	RMB	RMB	US$	RMB	US$

Earnings per share—diluted
Numerator:
Allocation of net income attributable to ordinary shareholders	52,690	63,815	43,041	6,644	133,555	20,617
Reallocation of net income attributable to ordinary shareholders as a result of conversion of Series A Preferred Shares to ordinary shares	5,807	1,879	—	—	—	—
Reallocation of net income attributable to ordinary shareholders as a result of conversion of Series B Preferred Shares to ordinary shares	3,521	2,247	—	—	—	—
Change in share-based compensation expense due to remeasurement of the redemption right granted to employees	(887)	—	—	—	—	—
Reallocation of net income as a result of conversion of Class B into Class A ordinary shares	—	—	133,555	20,617	—	—
Net income attributable to ordinary shareholders	61,131	67,941	176,596	27,261	133,555	20,617
Denominator:
Weighted average ordinary shares outstanding	929,119,153	1,210,501,020	314,229,617	314,229,617	1,058,633,704	1,058,633,704
Conversion of Series A Preferred Shares to ordinary shares	102,409,639	35,632,943	—	—	—	—
Conversion of Series B Preferred Shares to ordinary shares	62,086,776	42,621,733	—	—	—	—
Dilutive effect of Restricted Shares	42,367,385	43,813,545	858,757	858,757	20,425,559	20,425,559
Dilutive effect of restricted shares with an option feature	—	9,163,216	32,663,302	32,663,302	—	—
Conversion of Class B into Class A ordinary shares	—	—	1,079,059,263	1,079,059,263	—	—
Denominator used for earnings per share	1,135,982,953	1,341,732,457	1,426,810,939	1,426,810,939	1,079,059,263	1,079,059,263
Earnings per share—diluted	0.0538	0.0506	0.1238	0.0191	0.1238	0.0191
Earnings per ADS:
Denominator used for earnings per ADS—basic	92,911,915	121,050,102	31,422,962	31,422,962
Denominator used for earnings per ADS—diluted	113,598,295	134,173,246	142,681,094	142,681,094
Earnings per ADS—basic	0.5671	0.5272	1.2863	0.1986
Earnings per ADS—diluted	0.5381	0.5064	1.2377	0.1911

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

21. EMPLOYEE BENEFIT

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the subsidiaries in the PRC and VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were approximately RMB36,814, RMB75,538 and RMB105,554 (US$ 16,295) for the years ended December 31, 2013, 2014 and 2015, respectively.

22. FAIR VALUE MEASUREMENT

ASC 820-10, Fair Value Measurements and Disclosures: Overall, establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

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

Assets and liabilities measured or disclosed at fair value

In accordance with ASC 820-10, the Group measures available-for-sale securities, payable for contingent consideration at fair value on a recurring basis. The fair value of the available-for-sale equity securities are measured based on the market price in an active market. The available-for-sale debt securities are classified within Level 3 as the fair value is measured based on business enterprise value allocation method and probability expected return method. The contingent consideration for the acquisition are classified within Level 3 as the fair value is measured based on inputs linked to the achievement of certain performance target that are unobservable in the market.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

For the year ended December 31, 2015, assets and liabilities measured or disclosed at fair value are summarized below:

			Fair value measurement or disclosure
			at December 31, 2015 using
	Total Fair Value at December 31, 2015	Total Fair Value at December 31, 2015	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total losses
	RMB	US$	RMB	RMB	RMB
Fair value measurement—Recurring:
Available-for-sale security	46,373	7,158	46,373	—	—
Fair value measurement—Non-Recurring:
Intangible assets, net	—	—			—	(26,136)
Goodwill	—	—				(23,746)
Investment in equity investees	—	—			—	(2,806)
Other long-term investments	—	—				(6,031)
Total assets measured at fair value	46,373	7,158	46,373	—	—	(58,719)
Fair value measurement—Recurring:
Payable for contingent considerations	23,338	3,603	—	—	23,338
Total liabilities measured at fair value	23,338	3,603	—	—	23,338

For the year ended December 31, 2014, assets and liabilities measured or disclosed at fair value are summarized below:

			Fair value measurement or disclosure
			at December 31, 2014 using
	Total Fair Value at December 31, 2014	Total Fair Value at December 31, 2014	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total losses
	RMB	US$	RMB	RMB	RMB
Fair value measurement—Recurring:
Available-for-sale securities	141,031	22,730	62,653	—	78,378
Fair value measurement—Non-Recurring:
Intangible assets, net	—	—			—	(8,304)
Investment in equity investees	—	—			—	(472)
Total assets measured at fair value	141,031	22,730	62,653	—	78,378	(8,776)
Fair value measurement—Recurring:
Payable for contingent considerations	53,592	8,638	—	—	53,592
Total liabilities measured at fair value	53,592	8,638	—	—	53,592

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

There were no transfers of fair value measurements into or out of Level 3 for the years ended December 31, 2013, 2014 and 2015.

The Company has measured the available-for-sale debt securities and the contingent consideration payable at fair value on a recurring basis using significant unobservable inputs (Level 3) as of the year ended December 31, 2014 and 2015. The significant unobservable inputs used in the fair value measurement and the corresponding impacts to the fair values are presented below:

	Valuation techniques	Unobservable inputs	Estimation as of December 31,2014	Estimation as of December 31,2015	Change in unobservable inputs	Change in fair value
Available-for-sale debt security - Trustlook	Guideline company method and business enterprise value allocation method	• Discount for lack of marketability	20%	*	Increase / (decrease)	Decrease / (Increase)
		• Volatility	40.5%	*	Increase / (decrease)	Decrease / (Increase)

Available-for-sale debt security - NDP	Probability expected return method	• Discount for lack of marketability	3.81%	*	Increase / (decrease)	Decrease / (increase)
		• Probability of conversion	70%	*	Increase / (decrease)	Increase / (decrease)

Contingent consideration payable	Discount cash flow method	• Performance target	34%-99%	0%-99%	Increase / (decrease)	Increase / (decrease)
		• Discount rate	10.0%-12.3%	10.0%-12.3%	Increase / (decrease)	Decrease / (increase)

*  The available-for-sale debt securities were settled in 2015.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

The following table presents a reconciliation of the assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2013, 2014 and 2015:

	Contingent consideration payable	Available- for-sales debt securities
	RMB	RMB

Balance as of December 31, 2013	11,974	5,903
Recognized during the year	32,953	61,548
Realized or unrealized loss	13,749	11,308
Settlement	(4,923)	—
Foreign exchange translation adjustments	(161)	(381)

Balance as of December 31, 2014	53,592	78,378
Recognized during the year	17,202	—
Realized or unrealized loss	(7,010)	(11,094)
Settlement	(42,641)	(67,507)
Foreign exchange translation adjustments	2,195	223

Balance as of December 31, 2015	23,338	—
Balance as of December 31, 2015 in US$	3,603	—

Realized or unrealized losses in the available-for-sale debt securities, realized or unrealized losses in the available-for-sale equity securities and the contingent consideration payable were recorded as “Other income”, “Settle and Changes in fair value of contingent consideration”, respectively, in the consolidated statements of comprehensive income.

23. SUBSEQUENT EVENTS

a) During from January 1 to April 22, 2016, the Group entered into various agreements to acquire certain investments with an aggregate cash consideration of RMB42,370 (US$6,541).

b) On March 16, 2016, the Board of Directors of the Group authorized a share repurchase plan, pursuant to which the Company was authorized to repurchase its own issued and outstanding ADSs up to an aggregate value of US$100 million from the open market, in negotiated transactions off the market, or through other legally permissible means in accordance with applicable securities laws from time to time within one year. The share repurchase plan does not require the Group to acquire a specific number of shares. As of April 22, 2016, no ADS was repurchased by the Group. The ordinary shares representing the repurchased ADS will be recorded as treasury shares at purchase cost at the time of repurchase.

c) On January 19, 2016, the Group entered into equity transfer agreements with three third-parties to obtain additional 4.63% equity interest of Kingsoft Japan for a cash consideration of JPY136 million. On January 29, 2016, the Group entered into an agreement with Kingsoft delegated the voting right of 183,540 ordinary shares (represented 5% of the total shares of Kingsoft Japan) to the Group. As a result, the Group had a total of 51% voting rights, in Kingsoft Japan and accounted for it as a business combination under common control. The Group would make retrospective adjustment for the consolidated financial statements for the periods since the Group and Kingsoft Japan were under common control.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

24. CONDENSED FINANCIAL INFORMATION OF THE COMPANY

Balance Sheets

	As of December 31,
	2014	2015
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	534,390	583,374	90,057
Restricted cash	—	25,974	4,010
Short-term investments	428,330	6,494	1,003
Prepayments and other current assets	2,325	15,162	2,341
Due from related parities	698,888	1,411,418	217,885

Total current assets	1,663,933	2,042,422	315,296

Non-current assets
Intangible assets, net	36,062	25,022	3,863
Goodwill	39,578	59,404	9,170
Investment in equity investees	—	5,802	896
Other long-term investment	55,740	46,373	7,158
Investment in subsidiaries	436,286	949,494	146,577

Total non-current assets	567,666	1,086,095	167,664

Total assets	2,231,599	3,128,517	482,960

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank loans	—	129,872	20,049
Accrued expenses and other current liabilities	6,919	17,734	2,738
Redemption right liabilities	520	474	73
Due to related parties	12,272	57,933	8,943
Income tax payable	1,188	10,351	1,598

Total current liabilities	20,899	216,364	33,401

Non-current liabilities
Other non-current liabilities	4,362	214	34

Total non-current liabilities	4,362	214	34

Total liabilities	25,261	216,578	33,435
Shareholders’ equity
Class A ordinary shares (par value of US$0.000025 per share; 7,600,000,000 shares authorized as of December 31, 2014 and 2015, respectively; 288,988,560 and 365,961,759 shares issued as of December 31, 2014 and 2015, respectively; 260,045,912 and 350,398,737 shares outstanding as of December 31, 2014 and 2015, respectively)	42	56	9
Class B ordinary shares (par value of US$0.000025 per share; 1,400,000,000 shares authorized as of December 31, 2014 and 2015, respectively; 1,127,614,152 and 1,058,514,152 shares issued as of December 31, 2014 and 2015, respectively; 1,095,456,652 and 1,035,037,339 shares outstanding as of December 31, 2014 and 2015, respectively)	180	170	26
Additional paid-in capital	2,059,983	2,468,562	381,080
Retained earnings	142,760	319,356	49,299
Accumulated other comprehensive income	3,373	123,795	19,111
Total shareholders’ equity	2,206,338	2,911,939	449,525

Total liabilities, mezzanine equity and shareholders’ equity	2,231,599	3,128,517	482,960

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Statements of Comprehensive Income

	Years ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
Revenues	2,070	22,002	196,640	30,356
Cost of revenues	(1,950)	(17,752)	(20,531)	(3,169)

Gross profit	120	4,250	176,109	27,187

Operating expenses
Research and development	(12,491)	(44,011)	(74,426)	(11,489)
Selling and marketing	—	(31)	(107)	(17)
General and administrative	(15,146)	(13,103)	(31,279)	(4,829)

Total operating expenses	(27,637)	(57,145)	(105,812)	(16,335)

Equity in profit of subsidiaries	76,031	99,213	133,495	20,608
Interest income, net	2,494	20,908	7,169	1,107
Changes in fair value of redemption right and put options granted	11,146	3,576	—	—
Losses from equity method investments	—	—	(42)	(6)
Impairment of investments	—	—	(25,891)	(3,997)
Settlement and changes in fair value of contingent considerations	(973)	(1,755)	(707)	(109)
Foreign exchange gain (loss), net	946	(17)	389	60
Other income, net	—	—	1,620	250

Income before income taxes	62,127	69,030	186,330	28,765

Income tax expenses	(109)	(1,089)	(9,734)	(1,503)

Net income	62,018	67,941	176,596	27,262

Other comprehensive income (loss), net of tax of nil
Unrealized gains on available-for-sale securities, net	—	—	2,945	455
Foreign currency translation adjustments	(8,807)	(6,918)	117,477	18,135
Other comprehensive income	(8,807)	(6,918)	120,422	18,590

Total comprehensive income	53,211	61,023	297,018	45,852

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Statements of Cash Flows

	Years ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
Net cash provided by (used in) operating activities	1,335	(629,518)	118,281	18,259
Net cash used in investing activities	(57,070)	(516,106)	(202,844)	(31,314)
Net cash provided by financing activities	321,965	1,404,056	102,366	15,803
Effect of exchange rate changes on cash	(5,504)	(6,626)	31,181	4,813

Net increase in cash and cash equivalents	260,726	251,806	48,984	7,561

Cash and cash equivalents at beginning of the year	21,858	282,584	534,390	82,496

Cash and cash equivalents at end of the year	282,584	534,390	583,374	90,057

(a) Basis of presentation

For the Company only condensed financial information, the Company records its investment in its subsidiaries and VIEs under the equity method of accounting. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries” and share of their income as “Equity in profit of subsidiaries” on the condensed statements of comprehensive income. The subsidiaries and VIEs did not pay any dividends to the Company for any of the years presented.

The Company only condensed financial statements should be read in conjunction with the Group’s consolidated financial statements.

(b) Commitments

The Company does not have any significant commitments or long-term obligations as of any of the periods presented.