Form 20-F
period 2016-12-31
Cheetah Mobile Inc.
filed 2017-04-26
CIK 1597835

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

Commission file number: 001-36427

Cheetah Mobile Inc.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Building No. 8 Hui Tong Times Square Yaojiayuan South Road Beijing 100123 People’s Republic of China
(Address of principal executive offices)

Yuk Keung Ng

Director and Principal Financial Officer

Cheetah Mobile Inc.

Building No. 8

Hui Tong Times Square

Yaojiayuan South Road

Beijing 100123

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

NONE
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 410,608,263 Class A ordinary shares and 1,015,128,452 Class B ordinary shares, par value US$0.000025 per share, as of December 31, 2016.

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•                  “Cheetah Mobile Inc.,” “we,” “us,” “our company” or “our” refers to Cheetah Mobile Inc., its subsidiaries and, in the context of describing our operations and consolidated financial data, also includes our variable interest entities and, in certain periods prior to January 2017, the subsidiaries of our variable interest entities;

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

•                  “€,” “Euro dollars” or “Euro” refers to the legal currency of the eurozone;

•                  “¥,” “Japanese Yen” or “JPY” refers to the legal currency of Japan;

•                  “Kingsoft Corporation Limited” or “Kingsoft Corporation” refers to Kingsoft Corporation Limited, our controlling shareholder, a company listed on the Hong Kong Stock Exchange (Stock Code: 3888);

•                  Number of “monthly active users,” in reference to all of our products, refers to the number of computers, tablets or smartphones on which one or more of our products have been installed or downloaded and that accessed the internet at least once during the relevant month; and number of “monthly active users,” in reference to an individual product, refers to the number of computers, tablets or smartphones on which such product has been installed or downloaded and that accessed the internet at least once during the relevant month. A single device with multiple applications installed is counted as one user. A single person with applications installed on multiple devices is counted as multiple users. Multiple persons using a single device are counted as one user. The number of monthly active users for our mobile products is based on our internal statistics;

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

•                  “Hong Kong Listing Rules” refers to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited;

•                  “Overseas revenues” or “revenues from overseas markets” refers to revenues generated by our operating legal entities incorporated outside China. Such revenues are primarily attributable to customers located outside China, based on our customers’ registered addresses; and

•                  “Variable interest entities” or “VIEs” refers to those entities incorporated in PRC consolidated in our financial statements and over which our subsidiaries exercise effective control through a series of contractual arrangements.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “could,” “should,” “would,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “project,” “continue,” “potential,” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•                  our business strategies, plans and priorities, including growth strategies as well as investment and acquisition plans in China and overseas;

•                  our ability to retain and attract users, customers and business partners, and increase their spendings or level of engagement with us;

•                  our ability to expand and improve our product and service offerings;

•                  our ability to monetize our platform;

•                  our future business development, results of operations and financial condition, including the seasonal trends of our results of operations;

•                  expectations regarding our user growth rate and user engagement;

•                  expected changes in our revenues and cost or expense items;

•                  competition and changes in landscape in our industry;

•                  relevant PRC and foreign government policies and regulations relating to our industry;

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

Item 2.                   Offer Statistics and Expected Timetable

Not applicable.

Item 3.                   Key Information

A.            Selected Financial Data

The following table presents the selected consolidated financial information of our company. The selected consolidated statements of comprehensive income/(loss) data for each of the three years ended December 31, 2016 and the selected consolidated balance sheets data as of December 31, 2015 and 2016 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of comprehensive income/(loss) data for each of the two years ended December 31, 2012 and 2013 and the selected consolidated balance sheets data as of December 31, 2012, 2013 and 2014, excluding the financial data of Kingsoft Japan Inc., or Kingsoft Japan, have been derived from our audited consolidated financial statements that are not included in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results do not necessarily indicate results expected for any future period. You should read the following selected financial data in conjunction with the consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

On January 29, 2016, we obtained control of Kingsoft Japan. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions and Agreements with Kingsoft Corporation and its Subsidiaries—Purchase of Equity Interest in Kingsoft Japan”. As we and Kingsoft Japan were under common control by Kingsoft Corporation both before and after our acquisition of control over Kingsoft Japan, the consolidated financial data presented below have been prepared as if we had owned the assets and liabilities of and operated Kingsoft Japan throughout the periods presented, and the consolidated financial data for the years ended December 31, 2012, 2013, 2014 and 2015 have been retrospectively adjusted accordingly. The consolidated financial data set forth below as of and for each of the years ended December 31, 2012, 2013, 2014 and 2015 may not necessarily reflect the results of operations, financial position and cash flows we would have experienced with respect to Kingsoft Japan if we had owned and operated Kingsoft Japan throughout those years.

	Year Ended December 31,
	2012 (As adjusted)	2013 (As adjusted)	2014 (As adjusted)	2015 (As adjusted)	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands except for shares, per share and per ADS data)
Selected Consolidated Statements of Comprehensive Income/(Loss) Data:
Revenues	421,322	858,903	1,858,182	3,773,877	4,564,650	657,446
Online marketing services	236,412	638,668	1,339,250	3,283,423	3,950,886	569,045
Internet value-added services	2,354	83,155	400,671	395,312	500,991	72,158
Internet security services and others	182,556	137,080	118,261	95,142	112,773	16,243
Cost of revenues(1)	(138,985)	(192,720)	(438,661)	(956,353)	(1,543,817)	(222,356)
Gross profit	282,337	666,183	1,419,521	2,817,524	3,020,833	435,090
Operating income and expenses:
Research and development(1)	(131,865)	(224,179)	(443,214)	(695,185)	(905,854)	(130,470)
Selling and marketing(1)	(84,481)	(221,462)	(601,433)	(1,505,951)	(1,650,581)	(237,733)
General and administrative(1)	(52,711)	(121,368)	(274,991)	(447,984)	(561,834)	(80,921)
Impairment of goodwill and intangible assets	—	—	(8,304)	(49,882)	(2,889)	(416)
Other operating income	—	—	1,087	98,376	87,877	12,657
Total operating income and expenses	(269,057)	(567,009)	(1,326,855)	(2,600,626)	(3,033,281)	(436,883)
Operating profit/(loss)	13,280	99,174	92,666	216,898	(12,448)	(1,793)
Other income and expenses:	4,322	19,849	6,534	21,479	(56,448)	(8,130)
Income/(Loss) before income taxes	17,602	119,023	99,200	238,377	(68,896)	(9,923)
Income tax (expenses)/benefit	(6,517)	(51,430)	(27,895)	(63,740)	12,189	1,756
Net income/(loss)	11,085	67,593	71,305	174,637	(56,707)	(8,167)
Less: Net income/(loss) attributable to noncontrolling interests	997	4,478	2,988	(1,710)	23,818	3,431
Net income/(loss) attributable to Cheetah Mobile Inc.	10,088	63,115	68,317	176,347	(80,525)	(11,598)
Earnings/(Losses) per share
Basic	0.0110	0.0618	0.0530	0.1285	(0.0580)	(0.0084)
Diluted	0.0106	0.0587	0.0509	0.1236	(0.0580)	(0.0084)
Earnings/(Losses) per ADS(2)
Basic	0.1097	0.6181	0.5301	1.2845	(0.5805)	(0.0836)
Diluted	0.1059	0.5872	0.5092	1.2360	(0.5805)	(0.0836)
Weighted average number of shares used in computation:
Basic	908,457,367	929,119,153	1,210,501,020	1,372,863,321	1,387,254,551	1,387,254,551
Diluted	1,046,982,205	1,135,982,953	1,341,732,457	1,426,810,939	1,387,254,551	1,387,254,551

(1)         Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	Year Ended December 31,
	2012 (As adjusted)	2013 (As adjusted)	2014 (As adjusted)	2015 (As adjusted)	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Cost of revenues	21	10	1,393	1,523	1,490	215
Research and development	6,663	14,520	51,322	142,777	148,211	21,347
Selling and marketing	609	2,835	7,621	18,206	13,830	1,992
General and administrative	12,994	20,031	113,435	153,234	142,618	20,541
Total	20,287	37,396	173,771	315,740	306,149	44,095

(2)         Each ADS represents ten Class A ordinary shares.

	As of December 31,
	2012 (As adjusted)	2013 (As adjusted)	2014 (As adjusted)	2015 (As adjusted)	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	146,527	554,451	1,115,738	1,843,233	1,411,000	203,226
Short-term investments	40,376	55,780	513,621	29,234	361,499	52,067
Total assets	386,188	958,045	2,988,129	4,926,551	5,541,134	798,088
Total current liabilities	173,558	282,858	638,210	1,720,585	2,066,221	297,599
Total liabilities	185,807	340,339	740,176	1,912,106	2,339,956	337,024
Total mezzanine equity	119,976	441,941	—	—	—	—
Total Cheetah Mobile Inc. shareholders’ equity	48,072	156,777	2,152,084	2,854,067	3,012,352	433,867
Total equity	80,405	175,765	2,247,953	3,014,445	3,201,178	461,064

Exchange Rate Information

Most of our revenues and costs are denominated in foreign currencies, primarily U.S. dollars, and the rest is denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in New York City for cable transfers in RMB as certified for customs purposes by the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.9430 to US$1.00, the noon buying rate in effect as of December 30, 2016. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 21, 2017, the noon buying rate was RMB6.8845 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per U.S. Dollar)
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2821	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
October	6.7735	6.7303	6.7819	6.6685
November	6.8837	6.8402	6.9195	6.7534
December	6.9430	6.9198	6.9580	6.8771
2017
January	6.8768	6.8907	6.9575	6.8360
February	6.8665	6.8694	6.8821	6.8517
March	6.8832	6.8940	6.9132	6.8687
April (through April 21)	6.8845	6.8874	6.8988	6.8778

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

D.            Risk Factors

Risks Relating to Our Business and Industry

We experienced a decline in our monthly active users in 2016. If we fail to retain or grow our user base, or if our users decrease their level of engagement with our mobile and PC applications, our business, financial condition and results of operations would be materially and adversely affected.

The size of our user base and our users’ level of engagement are critical to our success. Our business and financial performance have been and will continue to be significantly determined by our success in adding, retaining and engaging active users. We have been consistently anticipating user demand and developing innovative products and services in an effort to attract and retain users. However, the internet industry, including the mobile internet industry, is characterized by constant and rapid technological changes. As a result, users may switch from one set of products to others more quickly than in other sectors. To the extent our user growth rate slows, our success will become increasingly dependent on our ability to increase levels of user engagement and monetization. While our mobile monthly active users grew from 395.4 million in December 2014 to 635.5 million in December 2015, our mobile monthly active users dropped slightly to 622.9 million in December 2016. We intend to increase our user engagement level by continuing to develop our content-driven products and introduce the large amount of content on News Republic to users of our utility applications. We expect the user base for our PC applications to continue to decrease, as the overall PC usage continues to decrease in China.

Our user growth and engagement could be adversely affected if:

•                  we fail to maintain the popularity of our existing products for users in China and globally;

•                  we are unsuccessful in launching new and popular applications in a cost-effective manner to further diversify our product offerings and increase user engagement;

•                  technical or other problems prevent us from delivering our products or services in a rapid and reliable manner or otherwise affect user experience;

•                  strategic investments or acquisitions that we make to diversify or improve our products or services offerings fail to generate the favorable results or synergies that we anticipate;

•                  there are user concerns related to privacy, safety, security or other factors;

•                  our competitors may launch or develop products and services similar to ours, which may result in a loss of existing users or reduced growth in new users;

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

We only began to offer and monetize our mobile applications in recent years. In 2013, 2014, 2015 and 2016, 7.9%, 25.7%, 65.6% and 77.3% of our revenues were derived from our mobile applications, respectively. Although our mobile applications have proven to be highly popular, we have a short operating history and limited experience in the mobile internet industry. We launched our first mobile application, Battery Doctor, in July 2011, and have since then launched a number of new mobile utility applications on the Android and iOS platforms. Leveraging our large user base built across our utility applications, we have started to invest in content-driven applications since 2015. We are also in the process of introducing the large amount of content on News Republic to users of our utility applications. The competition among content-driven applications has become increasingly intense both in China and globally, and our competitors may have much more experience and resources than us in developing and operating content-driven applications. We may not be able to successfully implement our content strategy in a cost-effective manner, and we may not be able to recoup the investments and expenditures involved. Our interim results may also experience more significant fluctuations while we continue to implement our content strategy.

The mobile internet industry is characterized by constant change, including but not limited to rapid technological evolution, shifting user demands, frequent introduction of new products and services, and constant emergence of new industry standards, operating systems and practices. As a result of these factors and our limited mobile internet industry experience, we may not be able to sustain the popularity of our existing mobile applications or introduce new mobile applications that meet the expectations of our users and customers. Even if we succeed in continuing to grow the user base for our mobile applications and increase revenues generated from our mobile business, we may not be able to maintain the growth trajectories. The mobile internet industry only began to experience rapid growth in recent years, and there are relatively few proven models for us to monetize our mobile traffic. We are still exploring a number of monetization models for our mobile business, such as online advertising services, game publishing services and the sale of virtual items on Live.me. If the mobile advertising industry fails to grow as we expect, or if we fail to develop or maintain effective monetization models for our mobile applications, our business, financial condition and results of operations may be materially and adversely affected.

Because a limited number of customers contribute to a significant portion of our revenues, our revenues and results of operations could be materially and adversely affected if we were to lose a significant customer or a significant portion of its business.

Currently, a limited number of customers contribute a significant portion of our revenues. Our customers, in the case of online marketing services, primarily comprise mobile application developers, mobile game developers, mobile advertising networks, e-commerce companies and search engines to which we refer traffic and sell advertisements. In 2014, 2015 and 2016, our five largest customers in aggregate contributed approximately 52.7%, 57.7% and 47.9% of our revenues, respectively, and our largest customer, Facebook, contributed 3.9%, 28.7% and 19.9% of our revenues, respectively. We expect that a limited number of our customers will continue to contribute a significant portion of our revenues in the near future. If we lose any of these customers, or if revenues generated from a significant customer are substantially reduced due to, for example, increased competition, a significant change in the customer’s business policy or operation, any deterioration in customer relationship, or significant delays in payments for our services, our business, financial condition and results of operations may be materially and adversely affected.

We rely on online marketing for the majority of our revenues, and our profitability and financial prospects may be affected by a decline in revenue contribution from our online marketing customers.

We generated 72.1%, 87.0% and 86.6% of our revenues from online marketing services in 2014, 2015 and 2016, respectively. We generate revenues from our online marketing services primarily by providing mobile advertising services to advertisers worldwide, as well as selling advertisements and referring user traffic on our mobile and PC platforms. In the overseas markets, we derive a significant portion of our revenues from our partnering third-party mobile advertising networks, such as Facebook, Google and Yahoo. A decline in revenue contribution from one or more of these customers, such as a decline due to changes in revenue sharing and fee arrangement with these customers, may materially and adversely affect our revenues. For example, we experienced a decline in effective cost per mille (eCPM) from some of our third-party advertising platform partners in the overseas markets in the early part of the second quarter of 2016. If our online marketing customers reduce or discontinue their advertising spending with us, or if we fail to attract new online marketing customers or if the revenue sharing and fee arrangements with these customers become less favorable to us, our business, financial condition and results of operations could be materially and adversely affected.

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

•                  maintain our relationships with important suppliers, such as bandwidth suppliers, on favorable terms;

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

We face intense competition in our businesses. In the mobile space, we compete with other mobile application developers, including those developers that offer products purported to perform similar functions as Clean Master, CM Security, Battery Doctor, News Republic, Live.me and our other products. In the internet space, we mainly compete with Qihoo 360 Technology Co., Ltd., or Qihoo, in China’s internet security and anti-virus market. In addition, we compete with all major internet companies for user attention and advertising spend.

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

Our business has continued to expand internationally since we released our Clean Master overseas version in September 2012 and established Cheetah Mobile America, Inc., one of our U.S. subsidiaries, in November 2012. In December 31, 2014, 2015 and 2016, approximately 68.8%, 78.6% and 81.0%, respectively, of our mobile monthly active users were from overseas markets, including the United States, Europe, India, Indonesia and certain emerging markets (other than China), while the remainder were from China. Revenues from overseas markets accounted for 17.2%, 51.2% and 60.2% of our total revenues in 2014, 2015 and 2016, respectively. We currently expect to continue our global expansion as a key growth strategy, which exposes us to a number of risks, including:

•                  challenges in formulating effective local sales and marketing strategies targeting mobile internet users from various jurisdictions and cultures, who have a diverse range of preferences and demands;

•                  challenges in identifying appropriate local business partners and establishing and maintaining good working relationships with them. Our business partners primarily include third parties that promote our platform and applications, and mobile advertising networks, such as Facebook, Google, Yahoo, Baidu and Tencent, through which advertisers place their advertisements on our mobile applications. In addition, we work with game developers for our game publishing business;

•                  local competition;

•                  challenges in meeting local advertiser demands as well as online marketing practices and conventions;

•                  differences in user and advertiser reception and perception of our applications internationally;

•                  challenges in building direct sales operations, especially in developed markets;

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

Although we seek to reduce the possibility of disruptions and other outages, our applications may be disrupted by problems with our own cloud-based technology and system, such as malfunctions in our software or other facilities or network overload. Our systems may be vulnerable to damage or interruption caused by telecommunication failures, power loss, human error, computer attacks or viruses, earthquakes, floods, fires, terrorist attacks and similar events. While we locate our servers in multiple data centers across China, as well as in other Asian countries, the United States, Europe and Brazil, our systems are not fully redundant or backed up, and our disaster recovery planning may not be sufficient for all eventualities. Despite any precautions we may take, the occurrence of natural disasters or other unanticipated problems at our hosting facilities could result in interruptions in the availability of our products and services. In particular, as the number of our Live.me users increases and they generate more content, we may be required to expand and adapt our technology and infrastructure to continue to reliably store, process and analyze user content as well as to ensure smooth delivery of high quality content. Any interruption in the ability of our users to use our applications could damage our reputation, reduce our future revenues, harm our future profits, subject us to regulatory scrutiny and lead users to seek alternative products.

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

We rely on third-party mobile application distribution channels such as Google Play and iOS App Store to distribute most of our mobile applications to users. In China, where Google Play is not available, we collaborate with similar local distribution channels to distribute our mobile applications. We expect a substantial number of downloads of our mobile applications will continue to be derived from these distribution channels. As such, the promotion, distribution and operation of our applications are subject to such distribution platforms’ standard terms and policies for application developers, which are subject to the interpretation of, and frequent changes by, these distribution channels. If Google Play, iOS App Store or any other major distribution channel changes their standard terms and conditions in a manner that is detrimental to us, or terminate their existing relationship with us, our business, financial condition and results of operations may be materially and adversely affected.

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

We generate a portion of our revenues from internet value-added services, or IVAS, which primarily comprise online game publishing services and sale of virtual items on Live.me. If we fail to source suitable third-party online games on reasonable terms or our users do not continue to contribute appealing content to Live.me, our IVAS revenues may be materially and adversely affected.

We derive a portion of our revenues from IVAS, which primarily include game publishing services and, increasingly, sale of virtual items on Live.me. The success of our online games depends on our ability to source suitable third-party games on reasonable terms. We have exclusive publishing or joint operating arrangements for games we publish on our platform. We may not be able to identify popular and profitable games and license such games on acceptable terms. We may incur significant expenses in exclusive game publishing arrangements with game developers if their products turn out to be unpopular. Game developers with popular games may discontinue their cooperation with us. In addition, increased competition in China’s game publishing market may negatively impact the fee sharing arrangement between game developers and us. Should any of these occur, our business, financial condition and results of operations may be materially and adversely affected.

The success of Live.me depends on its ability to provide appealing content, which is created by our users. If such creators, including influential users, do not continue to contribute content to Live.me due to a lack of network effects or other reasons, we may lose user audience, including content creators and paying users, which may materially and adversely affect our IVAS revenues from Live.me.

We may be held liable for information or content displayed on, retrieved from or linked to our applications, which may adversely impact our brand image and materially and adversely affect our business and operating results.

Our content-driven applications, such as Live.me and News Republic, may be misused by users to engage in inappropriate, fraudulent or illegal activities. We have implemented control procedures and technologies, as well as a specialized team that monitor content uploaded by Live.me users. These procedures aim to detect and block inappropriate, fraudulent or illegal content or activities uploaded to or conducted through Live.me, particularly those that violate our user agreements, applicable laws and regulations. However, such procedures may not be able to block all such content uploads or activities in real time due to the real-time nature of content being streamed on Live.me. In addition, as the number of users and user activities on Live.me grow, it may become more difficult for the team to timely detect and block illegal or inappropriate content or activities. We may be found liable for illegal or inappropriate content uploaded by our users in different jurisdictions. Our brand image may be materially and adversely affected by the misuse of our applications and we may face governmental or regulatory actions. In response to any allegations of illegal or inappropriate activities conducted through our applications or any negative media coverage about us, government authorities may intervene and hold us liable for non-compliance with laws and regulations concerning the dissemination of information on the Internet or violation of relevant regulations on live video streaming services and subject us to administrative penalties or other sanctions, such as requiring us to restrict or discontinue certain features and services provided on our applications. If such events occur, our reputation and business may suffer and our user base and operating results may be materially and adversely affected.

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

For example, we changed our corporate name, company logo and trademark to reflect our new name Cheetah Mobile in the first half of 2014. Cheetah is commonly used in corporate names in China, the United States and elsewhere. Although we believe in good faith that our use of Cheetah Mobile does not infringe on any third-party intellectual property rights and we have filed trademark applications in certain categories in China, third parties may bring trademark and other intellectual property infringement claims against us, which could distract our management attention and result in us incurring significant cost to defend ourselves.

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

We use open source software in some of our applications, including our Cheetah Browser, which incorporates Chromium browser technology, and will use open source software in the future. In addition, we regularly contribute source code to open source software projects and release internal software projects under open source licenses, and anticipate doing so in the future. The terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to sell or distribute our applications. Additionally, we may from time to time face threats or claims from third parties claiming ownership of, or demanding release of, the alleged open source software or derivative works we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These threats or claims could result in litigation and could require us to make our source code freely available, purchase a costly license or cease offering the implicated applications unless and until we can re-engineer them to avoid infringement. Such a re-engineering process could require significant additional research and development resources, and we may not be able to complete it successfully. In addition to risks related to license requirements, our use of certain open source software may lead to greater risks than use of third- party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software. Additionally, because any software source code we contribute to open source projects is publicly available, our ability to protect our intellectual property rights with respect to such software source code may be limited or lost entirely, and we are unable to prevent our competitors or others from using such contributed software source code. Any of these risks could be difficult to eliminate or manage and, if not addressed, could adversely affect our business, financial condition and results of operations.

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

Our chief executive officer, Mr. Sheng Fu, is named in a lawsuit filed by Qihoo in Hong Kong, there is uncertainty as to the outcome of this lawsuit and its impact on us.

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

In connection with the above claims, the complaint specifically alleges that Mr. Fu: (i) used confidential information of Qihoo to develop, by himself or through Beijing Conew Technology Development Co. Ltd., or Beijing Conew, and Conew Network Technology (Beijing) Co., Ltd., or Conew Network, an anti-virus product released around May 2010 that was allegedly substantially similar to Qihoo’s 360 Anti-virus and 360 Safe Guard and infringed upon the confidential information, trade secrets and other rights of Qihoo; (ii) engaged in or dealt with businesses and products that directly competed with the businesses and/or products of Qihoo within the 18-month restricted period; (iii) employed employees of Qihoo within the 18-month restricted period, including Mr. Ming Xu, our president, who was the then director of technology of 360 Safe Guard, a division of Qihoo; and (iv) publicly made certain negative statements about Qihoo.

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

We have made and intend to continue to make significant capital investment in strategic investments, acquisitions and partnerships to complement our organic business expansion. We have also made a number of investments in securities and minority investments in companies with strategic value for us. These investments and acquisitions require a significant amount of capital, which decreases the amount of cash available for working capital or capital expenditures. In 2014, 2015 and 2016, we have paid for investments and acquisitions in an aggregate amount of RMB522.7 million, RMB756.1 million and RMB644.0 million (US$92.8 million), respectively. If these investments and acquisitions do not perform as we have expected, become less valuable to our business due to a change in our overall business strategy, or if the industry, regulatory or economic environments deteriorate, they could result in significant impairment of goodwill, intangible assets and investments. For example, in 2016, we disposed of a majority interest in a VIE’s subsidiary that operated an online lottery business using assets which we acquired in April 2014, primarily due to the suspension of our online lottery business in response to the PRC government’s regulatory measures. In addition, acquisitions of businesses and assets may increase our capital and expenses in integrating new businesses and personnel into our own, require significant management attention and result in a diversion of resources away from our existing business, which in turn could have an adverse effect on our business operations. Further, acquisitions could result in increased leverage, potentially dilutive issuances of equity securities and exposure to potential unknown liabilities of the acquired business. The costs of identifying and consummating acquisitions may also be significant. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from relevant government authorities for the acquisitions and comply with applicable laws and regulations, which could result in increased costs and delays.

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

If we fail to effectively manage our growth or implement our business strategies, our business and operating results could be harmed.

We are still in the process of growing our business. In recent years, we have rapidly established our market position in China and globally, and have continued to expand our product offerings to include a wide array of mobile and PC applications. Managing our growth requires significant expenditures and allocation of valuable management time and resources. We intend to continue to make investments to promote our content-driven products and to expand our research and development efforts, including artificial intelligence and deep learning, in order to provide more personalized content for our users. In order to be able to continue to fund our investments in content-driven products, we intend to continue to control costs relating to our existing PC and mobile utility applications.  To execute our business plan and growth strategy, we need to continuously improve our operational and financial systems, procedures and controls, and expand, train, manage and maintain good relations with our employee base. In addition, we must expand and continue to engage or maintain our relationships with a growing number of users, customers and business partners. Continued growth could also strain our ability to maintain reliable service levels for our users, customers and business partners. We operate in a dynamic and rapidly evolving market and investors should not rely on our past results as an indication of our future operating performance. Any failure to effectively manage our growth or implement our business strategies may materially and adversely affect our business and results of operations.

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

The internet industry, including the mobile internet industry, is highly regulated in China. Our VIEs are required to obtain and maintain applicable licenses and approvals from different regulatory authorities in order to provide their current services. Under the current PRC regulatory scheme, a number of regulatory agencies, including but not limited to the State Administration of Press, Publication, Radio, Film and Television, or SARFT, the Ministry of Culture, or MOC, Ministry of Industry and Information Technology, or MIIT, the State Council Information Office, or SCIO, and the Cyberspace Administration of China, or CAC, jointly regulate all major aspects of the internet industry, including mobile and PC internet businesses. Operators must obtain various government approvals and licenses for relevant internet or mobile business.

We have obtained Internet Content Provider Licenses, or ICP Licenses, for the provision of internet information services, and Online Culture Operating Licenses for the operation of online games. We have obtained a Computer Information System Security Products Sales License for our mobile and PC security applications, which expired on November 28, 2016. We have applied to renew the Computer Information System Security Products Sales License. These licenses are essential to the operation of our business and are generally subject to regular government review or renewal. However, we cannot assure you that we can successfully renew these licenses in a timely manner or that these licenses are sufficient to conduct all of our present or future business.

The online games currently offered on our platform are primarily developed by and jointly operated with game developers. In addition to the Online Culture Operating License from the MOC, we are also required to obtain an Internet Publishing License from SARFT for the operation and distribution of games through mobile and PC internet networks. We are in the process of applying for an Internet Publishing License from SARFT for the operation and distribution of games on mobile and PC internet. Each online game is also required to be filed with SARFT prior to the commencement of its operations in China. For domestic online games, within 30 days after the commencement of operation, the operator must finish the registration process with the MOC. Furthermore, an online game operator such as our game developers is required to obtain approval from the MOC in order to distribute virtual currencies for online games such as prepaid value cards, prepaid money or game points. While we endeavor to comply with the registration requirements, a few developers of the games we publish, who have contractual obligations to file the games with SARFT, have not made such filings, and a few games that we published were not registered within 30 days of their commencement of operations. We cannot assure you that we or our game developers will be able to obtain all the required permits, approvals or licenses or complete all the required filings in a timely manner, or at all. If we or any of such game developers fails to do so, we may have to modify our online game publishing services in a manner disruptive to our business or may not be able to continue to operate the affected online games, which may adversely affect our business and results of operations.

Considerable uncertainties exist regarding the interpretation and implementation of existing and future laws and regulations governing our current business activities and new industries or businesses we may expand into. For example, we once commenced an online lottery sales business in April 2014 but suspended such business in March 2015 due to regulatory uncertainty in China. We have then disposed of and deconsolidated the online lottery business in May 2016. We cannot assure you that we will not be found in violation of any future laws and regulations or any of the laws and regulations currently in effect due to changes in the relevant authorities’ implementation or interpretation of these laws and regulations. If we fail to complete, obtain or maintain any of the required licenses or approvals or make the necessary filings, or otherwise fail to comply with the laws and regulations, we may be subject to various penalties, such as confiscation of revenues that were generated through the unlicensed internet or mobile activities, the imposition of fines and the discontinuation or restriction of our operations. Any such penalties may disrupt our business operations and materially and adversely affect our business, financial condition and results of operations.

Our subsidiaries Cheetah Technology Corporation Ltd., a company incorporated under the laws of Hong Kong, or Cheetah Technology, and News Republic S.A.S., a company incorporated in France, currently operate Live.me and News Republic, respectively. Although China is not the main market for Live.me and News Republic, PRC users can download those mobile applications from mobile application distribution channels such as Google Play and iOS App Store.

Live.me is a live video streaming and video sharing platform operated via the internet. Pursuant to relevant regulations on audio/video program transmission through the internet, the operations of Live.me in China may fall into the scope of internet audio/video program services, such that we may be required  to obtain an internet audio/video program transmission license issued by the SARFT and to operate Live.me within the scope as provided in such license. There is no assurance that Cheetah Technology would not be regarded as providing audio/video program services in China by virtue of operating Live.me. However, Cheetah Technology, as a company incorporated outside the PRC, is not eligible for an internet audio/video program transmission license. Therefore, Cheetah Technology may be prohibited from allowing PRC users to access Live.me if the relevant PRC authorities find it to be unqualified for providing audio/video program services in China. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Broadcasting Audio/Video Programs through the Internet” for further details.

News Republic provides internet news information services on current affairs and politics in China and overseas, including relevant news reporting and commentary on politics, economy, military affairs, diplomacy, public emergencies and other public affairs. As of the date of this annual report, News Republic has not generated revenues from the provision of internet news information services within the the PRC. Pursuant to the Provisions on the Administration of Internet News Information Services, or the Internet News Provisions, which were jointly promulgated by the SCIO and the then Ministry of Information Industry (the predecessor of the MIIT) in September 2005, News Republic S.A.S. may be classified as an internet news information service provider “that is established by non-news work units and that republish news information, provide current event electronic bulletin services, and transmit to the public current event news report information”. As such, News Republic S.A.S. may be required to apply for an internet news information service license, or an INIS License, in accordance with the Internet News Provisions. However, as News Republic S.A.S. is not a company incorporated in the PRC, it is not eligible for an INIS License. If the relevant PRC authorities find that News Republic S.A.S. is unqualified to provide internet news information services on current affairs and politics in China, News Republic S.A.S. may be prohibited from allowing PRC users to access News Republic, which would restrict the ability of News Republic S.A.S. to expand the coverage of News Republic to the PRC. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Telecommunications Services and Foreign Ownership Restrictions” for further details.

Actual or alleged failure to comply with data privacy and protection laws and regulations could damage our reputation, discourage current and potential users from using our applications and subject us to fines and damages, which could have material adverse effects on our business and results of operations.

Concerns about our practices with regard to the collection, use or disclosure of personal information or other privacy-related matters, even if unfounded, could damage our reputation, business and results of operations. We are subject to the data privacy and protection laws and regulations adopted by PRC and foreign governmental agencies. Data privacy laws restrict our storage, use, processing, disclosure, transfer and protection of non-public personal information provided to us by our users. In December 2012 and July 2013, new laws and regulations were issued by the standing committee of the PRC National People’s Congress and MIIT to enhance the legal protection of information security and privacy on the internet. The laws and regulations also require internet operators to take measures to ensure confidentiality of user information. We are also subject to regulations under U.S. state law regarding the publication and dissemination of our privacy policy with respect to user data. It is possible that we may become subject to additional U.S. state or federal legislation or rules and regulations of governmental authorities outside China regarding the use of personal information or privacy-related matters. Complying with any additional or new regulatory requirements could force us to incur substantial costs or require us to change our business practices.

While we strive to protect our users’ privacy and comply with all applicable data protection laws and regulations, any failure or perceived failure to do so may result in proceedings or actions against us by government entities or others, and could damage our reputation, discourage current and potential users from using our applications and subject us to fines and damages. From time to time we may be subject to claims or allegations of infringement of users’ privacy or breach of data protections laws. Negative publicity in relation to our applications, regardless of its veracity, could seriously harm our reputation, which in turn may discourage current and potential users from using our applications, which could have material adverse effects on our business and results of operations. In addition, user and regulatory attitudes towards privacy are evolving, and future regulatory or user concerns about the extent to which personal information is used by, accessible to or shared with customers or others may adversely affect our ability to share certain data with customers, which may limit certain methods of targeted advertising and result in a decline in our online marketing revenues.

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

Our business is subject to complex and evolving laws and regulations regarding privacy, data protection, and other matters both within and outside China. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.

In addition to PRC laws and regulations, we face additional regulatory risks and costs outside China as our products and services are increasingly offered in overseas markets. Approximately 81.0% of our mobile monthly active users in 2016 were from overseas markets, and our overseas revenues accounted for 60.2% of our total revenues in 2016. We are subject to a variety of laws and regulations in foreign jurisdictions that involve matters central to our business, including privacy and data protection, rights of publicity, content, intellectual property, advertising, marketing, distribution, data security, data retention and deletion, personal information, national security, electronic contracts and other communications, virtual currencies, competition, protection of minors, consumer protection, telecommunications, taxation, and economic or other trade prohibitions or sanctions. The introduction of new products, services or expansion of our activities in certain jurisdictions may subject us to additional laws and regulations. In addition, foreign data protection, privacy, and other laws and regulations can be more restrictive than those in China and in the United States.

Similar to PRC laws and regulations, these foreign laws and regulations are constantly evolving and can be subject to significant change. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate, and may be interpreted and applied inconsistently from country to country and inconsistently with our current policies and practices. For example, regulatory or legislative actions affecting the manner in which we display content to our users could adversely affect user growth and engagement, and legislations implementing data protection requirements or requiring local storage and processing of data or similar requirements could increase the cost and complexity of delivering our services.

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

We had a net loss for the year ended December 31, 2016 and we may not be able to return to profitability. In addition, we may not be able to obtain additional capital in a timely manner or on acceptable terms, or at all.

Although we were able to achieve net income from 2012 to 2015, we had a net loss of RMB56.7 million (US$8.2 million) in 2016. We may continue to incur net losses in the future as we continue to develop our mobile business, invest in content-driven applications, and expand our markets outside China. Our net loss attributable to Cheetah Mobile shareholders was RMB80.5 million (US$11.6 million) in 2016, compared to a net income attributable to Cheetah Mobile shareholders of RMB68.3 million in 2014 and RMB176.3 million in 2015. Our future revenue growth and profitability will depend on a variety of factors, many of which are beyond our control. These factors include our ability to successfully continue to timely anticipate and adequately address the evolving needs of our users, customers and business partners, as well as our ability to attract new users, increase user engagement, effectively design and implement monetization strategies, and compete effectively and successfully. Our ability to achieve and sustain profitability is also affected by market and regulatory development related to, among others, mobile applications, online marketing, live video streaming and mobile games in China and overseas. In addition, if we are unable to achieve profitability again, it may become more difficult for us to raise sufficient capital to satisfy our anticipated capital expenditures and other cash needs, in which case our business, results of operations and financial condition may be materially adversely affected.

We have granted, and may continue to grant, options, restricted shares and other types of share-based incentive awards, which may result in increased share-based compensation expenses.

We adopted a share award scheme, or the 2011 Plan, in May 2011, a 2013 equity incentive plan, or the 2013 Plan, in January 2014, and a restricted shares plan, or the 2014 Plan, in April 2014, pursuant to which we are authorized to grant options, restricted shares, restricted share units and other awards to our directors, officers, other employees and consultants, as each plan may provide. In addition to our share incentive plans, we have also granted share-based incentive awards in connection with certain investments and acquisitions made by us. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Awards.” In 2014, 2015 and 2016, we recorded RMB173.8 million, RMB315.7 million and RMB306.1 million (US$44.1 million), respectively, of share-based compensation expenses. The amount of these expenses is based on the fair value of the share-based incentive awards we granted, and the recognition of unrecognized share-based compensation expenses will depend on the forfeiture rate of our unvested share-based awards. Expenses associated with share-based compensation have affected our net income and may reduce our net income in the future, and any additional securities issued pursuant to share-based incentive awards will dilute the ownership interests of our shareholders, including holders of the ADSs. We believe the granting of share-based incentive awards is of significant importance to our ability to attract and retain key personnel, employees and consultants, and we will continue to grant share-based incentive awards in the future. As a result, our share-based compensation expenses may increase, which may have an adverse effect on our results of operations.

We are a “controlled company” within the meaning of the rules of NYSE Listed Company Manual as well as a foreign private issuer. As a result, we qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to shareholders of companies that are subject to such requirements.

As of March 31, 2017, Kingsoft Corporation owned 62.8% of the total voting rights in our company. As a result, we are a “controlled company” under Section 303A of the NYSE Listed Company Manual. As a controlled company, we rely on certain exemptions that are available to controlled companies from the NYSE corporate governance requirements, including the requirements that:

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

As of March 31, 2017, Kingsoft Corporation owned 62.8% of the total voting rights in our company, and therefore it has decisive influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions  Without the consent of Kingsoft Corporation, we may be prevented from entering into transactions that could be beneficial to us. Conflicts of interest may arise between Kingsoft Corporation and us or our other shareholders in a number of areas relating to our past and ongoing relationships. Potential conflicts of interest that we have identified include the following:

Our board members or executive officers may have conflicts of interest. We have a number of common directors and officers with Kingsoft Corporation. Mr. Jun Lei, the chairman of our board of directors, is also the chairman and non-executive director of Kingsoft Corporation. Mr. Sheng Fu, our chief executive officer and director, also serves as a senior vice president at Kingsoft Corporation. Mr. Tao Zou, one of our directors, is also the chief executive officer and director of Kingsoft Corporation. Mr. Yuk Keung Ng, our director and principal financial officer, is also the chief financial officer and director of Kingsoft Corporation. Mr. Wei Liu, one of our directors, is also a senior vice president of Kingsoft Corporation. A number of our directors and executive officers also own shares and/or options to purchase shares in Kingsoft Corporation. Kingsoft Corporation may continue to grant incentive share compensation to our board members and executive officers from time to time. These relationships could create perceived or actual conflicts of interest when these persons are faced with decisions with potentially different implications for Kingsoft Corporation and us, including any future disputes that may arise and any decisions that may have to be made under the inter-company agreements between Kingsoft Corporation and us.

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

We may be the target of anti-competitive, harassing or other detrimental conduct by third parties. For example, in 2015, the APUS Group, an Android app developer, published certain negative statements about our company and products, for which we filed a complaint in the same year in a district court in the United States and subsequently settled the case.  Allegations, directly or indirectly against us or any of our executive officers, may be posted on the internet, including in internet chat-rooms or on blogs or websites by anyone, whether or not well-founded, on an anonymous basis. In addition, third parties may file complaints, anonymous or otherwise, to regulatory agencies. We may be subject to regulatory or internal investigation as a result of such third-party conduct and may be required to expend significant time and incur substantial costs to address such third-party conduct, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Additionally, our reputation could be harmed as a result of the public dissemination of anonymous allegations or malicious statements about our business, which in turn may cause us to lose users and customers and adversely affect our business and results of operations.

If we fail to implement and maintain an effective system of internal control, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2016. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” In addition, our independent registered public accounting firm has issued an attestation report, which concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2016.

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

In the past, we have derived substantially all of our revenue from China. As we continue to monetize our international operations, we have started to generate a significant portion of revenue from overseas markets, primarily including the United States, Europe, India, Indonesia and certain emerging markets (other than China). In addition, we may have to obtain financing to support our business operations and any expansion plans. Therefore, our business and prospect is influenced by the Chinese as well as the global economy. The global financial markets have experienced significant disruptions since 2008, and the United States, Europe and other economies have experienced recession. The recovery from the lows of 2008 and 2009 has been uneven and is facing new challenges, including the escalation of the European sovereign debt crisis since 2011 and the slowdown of the Chinese economy since 2012. It is unclear whether the Chinese economy will resume its high growth rate. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. There have also been concerns over unrest and terrorist activities and attacks in the Middle East, Africa, Europe, the United States and Asia, which have resulted in volatility in oil and other markets, as well as concerns over the economic effect of the tensions in Japan’s relationship with China. A prolonged slowdown in the global or Chinese economy may lead to a reduced amount of online marketing and reduced spending on online games, which could materially and adversely affect our business, financial condition and results of operations. Moreover, a slowdown or disruption in the global or Chinese economy may have a material and adverse impact on the financing available to us.

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

We are a Cayman Islands company and conduct our operations in China primarily through our VIEs. Our VIEs, together with a then subsidiary of our VIE, contributed a significant portion of our consolidated revenues in the years ended December 31, 2014 and 2015, and a small portion of our consolidated revenues in the year ended December 31, 2016. We exercise effective control over our VIEs through a series of contractual arrangements that those entities and/or their shareholders signed with two of our wholly-owned PRC subsidiaries, namely, Beijing Kingsoft Internet Security Software Co., Ltd., or Beijing Security, and Conew Network. Our contractual arrangements with our VIEs and their shareholders enable us to exercise effective control over our VIEs and give us the obligation to absorb losses and the right to receive benefits of the VIEs, enabling us to consolidate their operating results. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our VIEs.”

On September 28, 2009, the General Administration of Press and Publication, or the GAPP, which later integrated with the State Administration for Radio, Film and Television to become SARFT effective from March 22, 2013, the National Copyright Administration and the Office of National Work Group for Combating Pornography and Illegal Publications jointly issued a Notice on Implementing the Provisions of the State Council on “Three Determinations” and the Relevant Explanations of the State Commission Office for Public Sector Reform and Further Strengthening the Administration of the Pre-approval of Online Games and Examination and Approval of Imported Online Games, or Circular 13. Circular 13 restates that foreign investors are not permitted to invest in online game-operating businesses in China via wholly-owned, equity joint venture or cooperative joint venture investments and expressly prohibits foreign investors from gaining control over or participating in domestic mobile game operators through indirect ways such as establishing other joint venture companies or entering into contractual or technical arrangements such as the VIE structural arrangements we adopted. As no detailed interpretation of Circular 13 has been issued to date, it is not clear how Circular 13 will be implemented. We are not aware of any companies that have adopted a corporate structure that is the same as or similar to ours having been penalized or having had their arrangements terminated under Circular 13 since the effective date of the circular. Furthermore, as some other primary government regulators, such as the MOFCOM, the MOC and the MIIT, did not join in issuing Circular 13, the scope of the implementation and enforcement of Circular 13 remains uncertain. In the event that we, our PRC subsidiaries and VIEs are found to be in violation of the prohibition under Circular 13, the SARFT, in conjunction with the relevant regulatory authorities in charge, may impose applicable penalties, which may include suspension or revocation of relevant licenses and registrations.

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

If our corporate structure, contractual arrangements and businesses of our company, or our PRC entities, including our PRC subsidiaries and VIEs are found to be in violation of any existing or future PRC laws or regulations, the relevant governmental authorities would have broad discretion in dealing with such violation, including:

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

Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If the imposition of any of the above penalties were to cause us to lose the rights to direct the activities of our VIEs or our right to receive their economic benefits, we would no longer be able to consolidate such entities.

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

It remains uncertain whether the ownership by multiple Chinese persons in a foreign company would be aggregated or separately counted in determining “control” under the draft Foreign Investment Law. It is likely that we would not be considered as ultimately controlled by Chinese parties, as our controlling shareholder, Kingsoft Corporation, a Cayman Islands company, holds approximately 62.8% of our total voting power, and no single Chinese resident person may be deemed to control Kingsoft Corporation. The draft Foreign Investment Law has not taken a position on what actions will be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties, although a few possible options were proposed at the comment solicitation stage. Moreover, it is uncertain whether the internet industry, in which our VIEs  operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued.  If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, if any, such as MOFCOM market entry clearance or certain restructuring of our corporate structure and operations, to be completed by companies with existing VIE structure like us, we may face substantial uncertainties as to whether these actions can be timely completed, or at all, and our business and financial condition may be materially and adversely affected.

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

The shareholders of our VIEs include Messrs. Sheng Fu, Ming Xu and Wei Liu, who are also our core management and/or director. Conflicts of interest may arise between the roles of Messrs. Sheng Fu, Ming Xu and Wei Liu as shareholders, directors or officers of our company and as shareholders of our VIEs. We rely on these individuals to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to our company to act in good faith and in the best interest of our company and not to use their positions for personal gain. Although the shareholders of our VIEs have executed shareholder voting proxy agreements to irrevocably appoint our applicable PRC subsidiary or a person designated by such PRC subsidiary to vote on their behalf and exercise voting rights as shareholders of the VIEs, we cannot assure you that when conflicts arise under those agreements or otherwise, the shareholders of our VIEs will act in the best interest of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and these shareholders, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

Our controlling shareholder and founders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders, which may discourage, delay or prevent a change in control of our company and could deprive our shareholders of an opportunity to receive a premium for their securities.

As of March 31, 2017, Kingsoft Corporation, our controlling shareholder, and Messrs. Sheng Fu  and Ming Xu, directly or through their holding vehicles, together beneficially own an aggregate of 57.1% of our total outstanding Class A and Class B shares, and 72.7% of the total voting power. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of any contemplated sale of our company and may reduce the price of our ADSs.

We may lose the ability to use and enjoy vital assets held by our VIEs if they go bankrupt or become subject to a dissolution or liquidation proceeding.

Some of our VIEs hold certain assets that are essential to the operations of our platform and important to the operation of our business in China, such as the ICP Licenses, Online Culture Operating Licenses, patent applications and software copyrights for the proprietary technology.  If any of these entities goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of such entities undergoes a voluntary or involuntary liquidation proceeding, the unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

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

A significant portion of our assets are located in China and a significant portion of our users, suppliers, customers and business partners are from China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally, and by continued economic growth in China as a whole.

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

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry, including mobile internet companies. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulation of the internet business include, but are not limited to, the following:

•                  There is uncertainty relating to the evolving licensing practices and the requirement for real-name registrations. For example, we were previously required under the PRC law to request users to provide their real names and personal information only in regard to the bulletin board system services that we provide in support of our applications and online game operations. However, pursuant to the Administrative Measure on Usernames of Internet Users’ Accounts, which became effective in March 2015, we are required to request users to provide their real names and personal information for user registration regardless of the kind of internet information services that we provide. We cannot assure you that PRC regulators would not require us to implement compulsory real-name registration in the future. Furthermore, we may fail to obtain or renew permits or licenses that are or may be deemed necessary for our operations. See “—Risks Relating to Our Business and Industry—If we fail to obtain and maintain the requisite licenses and approvals or otherwise comply with the laws and regulations under the complex regulatory environment applicable to our businesses in China, or if we are required to take actions that are time-consuming or costly, our business, financial condition and results of operations may be materially and adversely affected” and “Item 4. Information on the Company—B. Business Overview—Regulations.”

•                  The evolving PRC regulatory system for the internet industry may lead to establishment of new regulatory agencies. For example, in August 2014, the CAC took over the administrative role to supervise internet content management in China. Further, new laws, regulations or policies may be promulgated or announced that will regulate internet activities, including internet publication and online advertising businesses, and we may not be able to fully and timely comply with such new laws, regulations or policies. If these new laws, regulations or policies are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

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

We are an offshore holding company conducting our operations in China through our PRC entities, including PRC subsidiaries and VIEs. We may make loans to our PRC entities, or we may make additional capital contributions to our PRC subsidiaries, or we may establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or we may acquire offshore entities with business operations in China in an offshore transaction.

Most of these financing means are subject to PRC regulations and approvals. For example, loans by us to our wholly-owned PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the SAFE. If we decide to finance our wholly-owned PRC subsidiaries by means of capital contributions, these capital contributions must be approved by the MOFCOM or its local counterpart. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to our VIEs, which are PRC domestic companies. Further, we are not likely to finance the activities of our VIEs by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in mobile internet services, online advertising, online games and related businesses.

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

Furthermore, on March 30, 2015, the SAFE promulgated the Circular on the Reform of the Administrative Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or Circular 19, which will become effective as of June 1, 2015. This Circular 19 is to implement the so-called “conversion-at-will” of foreign currency in capital account, which was established under a circular issued by the SAFE on August 4, 2014, or Circular 36, and was implemented in 16 designated industrial parks as a reform pilot. The Circular 19 now implements the conversion-at-will of foreign currency settlement system nationally, and it will abolish the application of Circular 142, Circular 88 and Circular 36 starting from June 1, 2015. Among other things, under Circular 19, foreign-invested enterprises may either continue to follow the payment-based foreign currency settlement system or elect to follow the conversion-at-will of foreign currency settlement system. Where a foreign-invested enterprise follows the conversion-at-will of foreign currency settlement system, it may convert any or 100% amount of the foreign currency in its capital account into RMB at any time. The converted RMB will be kept in a designated account known as “Settled but Pending Payment Account,” and if the foreign-invested enterprise needs to make further payment from such designated account, it still needs to provide supporting documents and go through the review process with its bank. If under special circumstances the foreign-invested enterprise cannot provide supporting documents in time, Circular 19 grants the banks the power to provide a grace period to the enterprise and make the payment before receiving the supporting documents. The foreign-invested enterprise will then need to submit the supporting documents within 20 working days after payment. In addition, foreign-invested enterprises are now allowed to use their converted RMB to make equity investments in China under Circular 19. However, foreign-invested enterprises are still required to use the converted RMB in the designated account within their approved business scope under the principle of authenticity and self-use. It remains unclear whether a common foreign-invested enterprise, other than such special types of enterprises as holding companies, venture capital or private equity firms, can use the converted RMB in the designated account to make equity investments if equity investment or similar activities are not within their approved business scope.

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

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. In July 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, the exchange rate between the Renminbi and the U.S. dollar had been stable and traded within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably, and in recent years the RMB has depreciated significantly against the U.S. dollar. Since October 1, 2016, the RMB has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

Most of our revenues and costs are denominated in foreign currencies, primarily U.S. dollars, and the rest is denominated in Renminbi. Any significant revaluation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, the ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars into Renminbi for capital expenditures and working capital and other business purposes, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, a significant depreciation of the Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

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

Under PRC law, legal documents for corporate transactions are executed using the chops or seals of the signing entity, or with the signature of a legal representative whose designation is registered and filed with the relevant branch of the State Administration for Industry and Commerce, or the SAIC.

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, as amended from time to time, the Companies Law (2016 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Save for certain limited exceptions, upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares. All of the ordinary shares held by our shareholders prior to the completion of the initial public offering were redesignated as Class B ordinary shares upon completion of the offering. Kingsoft Corporation, our controlling shareholder, and our founders Mr. Sheng Fu and Mr. Ming Xu, directly or through their holding vehicles, beneficially own an aggregate of 57.1% of our total outstanding shares, representing 72.7% of our total voting power as of March 31, 2017, which give them considerable influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

As a public company, we have incurred significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission, or the SEC, and the NYSE, impose various requirements on the corporate governance practices of public companies. These rules and regulations increase our legal and financial compliance costs and some corporate activities more time-consuming and costly. For example, in comparison with a private company, we need an increased number of independent directors and have to adopt policies regarding internal controls and disclosure controls and procedures. In addition, we incur additional costs associated with our public company reporting requirements. We expect to continue to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC and the NYSE.

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

We will be a “passive foreign investment company,” or “PFIC,” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we treat our VIEs and each of their subsidiaries as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of our VIEs and each of their subsidiaries for United States federal income tax purposes, and based upon our income and assets and market price of our ADSs, we do not believe we were a PFIC for the taxable year ended December 31, 2016 and do not anticipate becoming a PFIC in the foreseeable future.

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

In August 2009, we established our wholly-owned Hong Kong subsidiary, Cheetah Technology Corporation Limited, or Cheetah Technology. Following our incorporation in July 2009, we underwent a series of restructuring transactions in 2009 and 2010. After the restructuring, Zhuhai Juntian, which was originally a wholly-owned subsidiary of Kingsoft Corporation in China, became a wholly-owned subsidiary of Cheetah Technology in December 2009. Zhuhai Juntian incorporated Beijing Security as its wholly-owned subsidiary in China in November 2009. Through a series of VIE contractual arrangements established in January 2011, Beijing Cheetah Mobile Technology Co., Ltd., or Beijing Mobile, an entity previously consolidated in Kingsoft Corporation’s group, became our VIE. We established Cheetah Mobile America, Inc. in the United States in November 2012.

In October 2010, we acquired 100% equity interest in Conew.com Corporation, a company incorporated in the British Virgin Islands in October 2008. As part of the acquisition, we acquired 100% equity interest in Conew Network and obtained effective control over Beijing Conew through contractual arrangements among Conew Network, Beijing Conew and Beijing Conew’s shareholders.

Beijing Cheetah Network Technology Co., Ltd., or Beijing Network, was incorporated in China in July 2012 as our VIE and has been consolidated in our financial statements since its incorporation. We exercise effective control over our VIEs, such as Beijing Mobile and Beijing Network, through contractual arrangements among them, their shareholders and our applicable PRC subsidiaries, Beijing Security and Conew Network.  For a detailed description of our contractual arrangements with the VIEs, see “—C. Organizational Structure—Contractual Arrangements with Our VIEs.”

Beijing Mobile incorporated a subsidiary, Suzhou Jiangduoduo Technology Co., Ltd., or Suzhou Jiangduoduo, in China in January 2014, through which we started to conduct online lottery sales in April 2014. In March 2015, we suspended our online lottery sales in response to the PRC government’s regulatory measures. In May 2016, we sold a majority interest in, and ceased to consolidate, Suzhou Jiangduoduo.

In May 2014, we completed our initial public offering, in which we offered and sold 138,000,000 Class A ordinary shares represented by ADSs. The ADSs are listed on the NYSE under the symbol “CMCM.”

Since September 2016, we have incorporated Live.me Inc., a Cayman Islands company, and several subsidiaries including Hong Kong Live.Me Corporation Limited, to operate our live streaming business Live.me. In December 2016, Live.me Inc. entered into an agreement to issue certain number of shares to one of its management members. As of the date of this annual report, the transaction has been closed and we directly hold approximately 89.55% equity interest in Live.me Inc.

We have grown organically and through acquisitions, partnerships and investments in recent years. For example, we acquired Hongkong Zoom Interactive Network Marketing Technology Limited, or Hongkong Zoom, a mobile advertising company, in July 2014, and MobPartner S.A.S., or MobPartner, a mobile advertising company based in San Francisco, London, Paris and Beijing, in April 2015. In May 2015, we started to consolidate Moxiu Technology, a provider of mobile launchers, upon acquisition of an aggregate 52.1% equity interest. In June 2016, we acquired News Republic S.A.S., a global mobile news service operator which operates the news application News Republic. To further expand our business and keep up with new technological developments, we have made various minority equity investments in areas such as online marketing, social and entertainment, and internet security services. For example, in January 2014, we invested in Yeahmobi, an intelligent mobile advertising platform that was later listed on China’s National Equities Exchange and Quotations, an emerging over-the-counter market in China, in February 2016 (stock code: 430270). We held 4.9% equity interest in Yeahmobi as of December 31, 2016. In April 2015, we made an early round of investment to musical.ly, which has become a popular social entertainment app in the United States. We held 17.4% equity interest in musical.ly on a fully diluted and as-converted basis as of December 31, 2016. In 2014, 2015 and 2016, we have paid for investments and acquisitions in an aggregate amount of RMB522.7 million, RMB756.1 million and RMB644.0 million (US$92.8 million), respectively.

Our principal executive offices are located at Building No. 8, Hui Tong Times Square,  Yaojiayuan South Road, Beijing 100123, People’s Republic of China. Our telephone number at this address is +86-10-6292-7779. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., of 801 Second Avenue, Suite 403, New York, NY 10017.

Voting Proxy Agreement between Kingsoft Corporation and Mr. Fu

On February 12, 2017, Kingsoft Corporation entered into a voting proxy agreement with Mr. Sheng Fu, our chief executive officer and director, pursuant to which Kingsoft Corporation agreed to delegate voting rights pertaining to up to 399,445,025 Class B ordinary shares of our company that it owns to Mr. Fu. The effectiveness of the agreement is subject to Kingsoft Corporation’s shareholder approval and signing of a definitive agreement between Mr. Fu and our company in relation to a potential transfer of Mr. Fu’s interest in certain robotics business to our company (subject to approval of our audit committee and board of directors).

The voting proxy agreement also provides for additional rights and obligations of Kingsoft Corporation and Mr. Fu, including, among other things, (i) prohibitions on Mr. Fu from participation or investment in any businesses competing with the principal businesses of our company and Kingsoft Corporation, (ii) Mr. Fu’s obligation to use best efforts to retain our core management team, (iii) Kingsoft Corporation’s right to revoke the voting proxy in the event that Mr. Fu breaches the aforementioned undertakings, and (iv) agreement to increase the size and change the composition of our current nine-member board of directors, such that there will be 11 directors, including three directors from our management, one director designated by Kingsoft Corporation, one director designated by Tencent Holdings Limited, and six independent directors. The six independent directors shall be nominated by Mr. Fu and agreed upon by Kingsoft Corporation.

The voting proxy agreement may be terminated upon (i) revocation by Kingsoft Corporation based on a breach of the aforementioned undertakings by Mr. Fu, (ii) mutual agreement by both parties, or (iii) disposal by Kingsoft Corporation of all of its equity interest in our company.

B.            Business Overview

We operate a platform that offers mobile and PC applications for our users and global content promotional channels for our customers, both of which are powered by our proprietary cloud-based data analytics engines. Our mission is to provide leading applications for mobile users worldwide and connect users with personalized content on the mobile platform.

We offer utility applications and content-driven applications on our platform. Our diversified suite of utility applications, which have amassed a large user base over the years, optimizes mobile and PC internet system performance and provides real time protection against known and unknown security threats. Leveraging the success of our utility applications, we recently started to offer our content-driven mobile applications, such as News Republic and Live.me. The number of monthly active users of our mobile applications increased from 395.4 million in December 2014 to 635.5 million in December 2015, which slightly decreased to 622.9 million in December 2016. Our applications had been installed on 1,089.1 million, 2,340.8 million and 3,810.0 million mobile devices as of December 31, 2014, 2015 and 2016, respectively.

For our online marketing customers, our platform provides them multiple user traffic entry points and global content promotional channels capable of delivering targeted content to hundreds of millions of people. Our online marketing customers include direct advertisers and mobile advertising networks through which advertisers place their advertisements.

Our proprietary cloud-based data analytics engines form the core of our platform. For users of our utility applications, the data analytics engines perform real time analysis of mobile applications, program files and websites on their devices for behavior that may impair system performance or impose security risks. For our customers, the data analytics engines help create user interest graphs according to a number of dimensions such as online shopping, gaming and frequently used applications, thus facilitating targeted content delivery. Artificial intelligence technology is also a key element of our content strategy, helping us present more personalized content and information to users of our content-driven applications, which help to increase user engagement.

Although substantially all of our applications are free to our users, our large user base presents monetization opportunities for us and our customers. We generate revenues from our online marketing services primarily by providing mobile advertising services to advertisers worldwide, and also by selling advertisements and referring user traffic on our mobile and PC platforms. We generated 72.1%, 87.0% and 86.6% of our revenues from online marketing services in 2014, 2015 and 2016, respectively. We also generate revenues by providing internet value-added services, or IVAS, primarily from online game publishing and initial monetization of Live.me in overseas markets.

By platform, our revenues generated from our mobile business, or mobile revenues, increased by 418.7% from RMB477.0 million in 2014 to RMB2,474.4 million in 2015, and further increased by 42.7% to RMB3,530.4 million (US$508.5 million) in 2016. Mobile revenues accounted for 25.7%, 65.6% and 77.3% of our total revenues in 2014, 2015 and 2016, respectively. Since we began our overseas monetization efforts in the second quarter of 2014, revenues from overseas markets, primarily the United States, Europe, India, Indonesia and certain emerging markets (other than China), have increased significantly. For the years ended December 31, 2014, 2015 and 2016, overseas revenues accounted for 17.2%, 51.2% and 60.2% of our total revenues, respectively. For the years ended December 31, 2015 and 2016, the majority of our overseas revenues were generated from our partnering third-party mobile advertising platforms, such as Facebook, Google and Yahoo, which primarily operate in the United States.

Our Core Applications for Users

The table below sets forth some basic information of our core mobile and PC applications for users.

Name	Operating System	Date of Launch or Acquisition	Google Play Rating on December 31, 2016	Number of Languages Available as of December 31, 2016
Utility Applications
Clean Master	Android	September 2012(L)	4.7	34
CM Security	Android	January 2014(L)	4.7	30
Battery Doctor	Android	September 2011(L)	4.5	31
	iOS	July 2011(L)
Cheetah Browser / CM Browser*	Windows	June 2012(L)	4.5	17
	Android	June 2013(L)
	iOS	June 2013(L)
CM Launcher	Android	December 2014(L)	4.6	35
Photo Grid	Android	May 2013(A)	4.6	33
	iOS	May 2013(A)
CM Locker	Android	December 2014(L)	4.5	38
Duba Anti-virus	Windows	November 2000(L)	N/A	1
Content-driven Applications
Live.me	Android iOS	November 2015(L) March 2016(L)	4.4	6
News Republic	Android iOS	June 2016(A) June 2016(A)	4.2	30

L: date of launch; A: date of acquisition.

* CM Browser was officially launched in June 2014.

Utility Applications

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

CM Launcher

CM Launcher was launched in December 2014 on the Android platform, and is a secure launcher that offers acceleration, secure protection, stylish wallpapers. It also automatically organizes mobile applications based on personal behavior. It is used to increase the startup speed of phones and boost their performance. Despite its light weight, CM Launcher enables applications to load quicker. Its anti-virus engine protects users’ personal info and app data and block viruses and malware. CM Launcher automatically classifies users’ applications into intelligent folders based on their habits, and recommends applications that are popular with the people in their neighborhood. In addition, it customizes users’ unique wallpaper to fit their personal style.

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

Duba Anti-virus

Duba Anti-virus is an internet security application offered free for both PC and mobile devices. It incorporates anti-virus, anti-malware, anti-phishing, malicious website blocking and secure online shopping in a single lightweight installation package and leverages the power of our cloud-based data analytics engines to protect our users against known and unknown security threats and malicious applications.

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

Content-driven Applications

Live.me

Developed internally and launched in late 2015, Live.me is a popular live video streaming application serving overseas users especially in the developed countries. Currently most of the users on Live.me are young adults under 25 years old. We are working to build Live.me into a positive social community by making it easier and more fun for users to share their lifestyles and activities with other users via live video streaming. In the second quarter of 2016, we introduced a virtual gift feature to Live.me which enables our users to show support and appreciation to their favorite broadcasting hosts. Users can purchase virtual items using virtual currencies we sell on our platform.

News Republic

Acquired by us in June 2016, News Republic is a global mobile news service operator with more than 2,000 high-profile media partners worldwide. After the acquisition, we launched an upgraded version that uses artificial intelligence technologies to deliver personalized news content to users, which has further enhanced user experience and user engagement. We plan to continue to refine the product and attract more active users especially in developed markets.

We have been taking initiatives to introduce the large amount of content on News Republic to more users. For example, we have incorporated our personalized news delivery function into our utility applications. We have also launched a Cheetah Open Feed platform, which allows app developers and original equipment manufacturers (OEMs) to place news delivery services into their apps, helping them attract and engage users.

Products and Services for Our Customers

Mobile advertising publisher

Our portfolio of utility and content-driven applications attracted 622.9 million monthly actively users as of December 31, 2016, which enabled us to become one of the leading mobile advertising publishers. We aggregated ads from Facebook, Google, Yahoo, Baidu, Tencent and more than 20 global mobile advertising networks on our mobile advertising operations. Our ad serving technology helps to determine the best available ad to show to each user based on the combination of the user’s unique attributes and the real-time comparison of bids from eligible ads.

Mobile advertising platform

Cheetah ads platform is our proprietary mobile advertising platform through which customers can purchase advertisements across multiple locations in our mobile applications, and to a lesser extent, on third-party mobile applications. Ads of our customers are integrated into our mobile products in a manner designed to enhance advertising performance and optimize user experiences. We have direct sales forces in China and overseas markets to reach advertising customers for Cheetah ads platform.

Duba.com personal start page

Our duba.com personal start page provides a convenient starting point for the online experience of our users. Duba.com aggregates a large collection of popular online resources and provides users quick access to most of their online destinations such as online shopping, video, online game, travel and local information. It also incorporates search functions provided by our customers. Our large user base has turned our duba.com personal start page into a hub of third-party search traffic to e-commerce companies and search engine providers.

Users can click on links on the duba.com start page to access our customers’ websites or search information using their selected search engine. We charge fees to our customers based on different criteria such as cost per sale, cost per click, cost over a time period and cost per installation for transactions or other activities that originate from our duba.com start page. The unit price is subject to negotiation based on the traffic we bring to the customers.

Game publishing

Through our PC game centers and mobile applications, we publish web game and mobile game categories and a wide array of genres such as MMORPGs, first person shooters, action, adventure, sports, puzzle, children’s and casual games. Substantially all of these games are free to play, and we generate revenues primarily from displaying customer’s advertisements in the mobile games and from game players’ purchase and recharge of virtual currencies used in online games through our user account management system.

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

Our Cloud-Based Data Analytics Engines

Our cloud-based data analytics engines are critical for the development and enhancement of our mobile and PC applications serving both our users and customers. Data analytics engines powering our applications for users.

For our users, our data analytics engines enable our utility applications to access our most up-to-date security threat and application behavior libraries in the cloud to optimize system performance and to protect against both known and unknown security threats.

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

Our data analytics also help us present more personalized content and information to users of our content-driven applications, which help to increase user engagement.

Data analytics engines powering our products and services for customers

Using cloud-based big data analytics, we have created our proprietary Face Mark system to graph our users’ interests according to a number of dimensions such as frequently used applications and phone models used. We have also developed “Cross-over” delivery technology that can identify audience groups across “multi-screens,” regardless of what devices or operating systems these audience groups may use, as long as they have installed any of our applications. With the Face Mark system and Cross-over delivery technology, we can more precisely help our customers promote their own brands, products and services to target audiences and achieve a higher return on investments.

Evolution of our data analytics engines

Our security threats and application behavior libraries continuously expand with new samples exchanged with other security services providers and collected by search spiders. In addition, every device with our applications installed acts as a sensor for our cloud-based data analytics engines. The behavior of every new third-party application installed on these devices is analyzed to establish a risk profile and enrich our security threats library.

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

In addition, we have made significant investments in artificial intelligence and machine learning technologies to implement our content-driven strategy. We believe that these are the core technologies for connecting our users with highly personalized content. For example, after we had upgraded News Republic to an artificial intelligence-enabled, personalized news content delivery model in the third quarter of 2016, both its user base and user engagement have grown rapidly. We have also developed in-house image recognition technologies that allow us to more efficiently review tens of thousands of live video streaming content generated by our users every day on Live.me.

Our Customers

Our customers primarily comprise customers for our online marketing services. For our mobile platform, our customers comprise direct advertisers including mobile application developers, mobile game developers and e-commerce companies, and our partnering mobile advertising networks through which advertisers place advertisements on our mobile applications, such as Facebook, Google, Yahoo, Baidu and Tencent. For our PC platform, our customers primarily comprise e-commerce companies and search engines, such as Baidu, Alibaba, Sogou and Tencent, who pay us for referring user traffic to them from our platform. In 2014, 2015 and 2016, our five largest customers in aggregate contributed approximately 52.7%, 57.7% and 47.9% of our revenues, respectively, and our largest customer, Facebook, contributed 3.9%, 28.7% and 19.9% of our revenues, respectively.  See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Because a limited number of customers contribute to a significant portion of our revenues, our revenues and results of operations could be materially and adversely affected if we were to lose a significant customer or a significant portion of its business.”

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

We have implemented a number of marketing initiatives designed to promote our brand among potential users and customers globally. For example, we hosted several events entitled “Connect” in Beijing, Taipei and San Francisco to present our mobile content strategy to the global media. In addition, for the past five years, we have offered complimentary Cheetah Orange Bus Service, helping people make their way back from Beijing to their hometowns for the Chinese New Year holiday.

Our Live.me platform has attracted a number of American online celebrities to conduct live broadcasting and they have accumulated hundreds of thousands of fans.

Competition

We face intense competition in all lines of our business. In the mobile internet space, we generally compete with other mobile application developers, including developers that offer products claiming to perform similar functions as our utility applications, such as Clean Master, CM Security, Battery Doctor, CM Launcher and Cheetah Browser, and our content-driven applications, such as Live.me and News Republic. In the internet space, we mainly compete with Qihoo in China’s internet security and anti-virus market. In addition, we compete with all major internet companies for user attention and advertising spend.

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

Patents. As of March 31, 2017, we had 927 patents in China and four patents outside China relating to our software and other proprietary technology. Of such 931 patents, 664 patents were either independently or jointly held by Zhuhai Juntian, Beijing Security, Conew Network, Beijing Antutu Technology Co., Ltd., or Beijing Antutu,  and Guangzhou Network, our wholly-owned PRC subsidiaries, 231 patents were either independently or jointly held by Beijing Mobile and Beijing Network, our VIEs, and 36 patents were jointly owned by our wholly-owned PRC subsidiaries and VIEs. The 931 patents will expire between April 2024 and September 2033. In addition, as of March 31, 2017, we had a total of 2,019 patent applications in China and 191 patents applications outside China. In relation to the proprietary technologies that are essential to the operations of our platform and important to our business, Zhuhai Juntian, Beijing Security, Conew Network, Beijing Antutu and Guangzhou Network, our wholly-owned PRC subsidiaries, had independently filed 1,972 patent applications, and Beijing Mobile, Beijing Network, our VIEs, had independently or jointly filed 176 patent applications and had jointly filed an additional 62 patent applications together with Zhuhai Juntian, Beijing Security, Conew Network, Beijing Antutu or Guangzhou Network. Once approved, depending on the type of patents, the patents that are in the process of application by our VIEs will expire 10 or 20 years after the date of application.

Copyrights. As of March 31, 2017, we had registered 250 copyrights, including 231 software copyrights and 19 artwork copyrights. In relation to our core proprietary technologies, Beijing Mobile and Beijing Network, our VIEs, independently or jointly owned 31 software copyrights, and jointly owned an additional 54 software copyrights together with Cheetah Technology, Zhuhai Juntian, Beijing Security, Conew Network or Guangzhou Network. All the software copyrights owned by our VIEs (excluding Beijing Conew) have been published between January 2003 and December 2016. Software copyrights are protected until the end of the 50th calendar year starting from the date of first publication.

Trademarks. As of March 31, 2017, we had registered 873 trademarks in China. In addition, we had filed 672 trademark applications. We had 777 registered trademarks and had filed a total of 950 trademark applications outside China.

Domain names. As of March 31, 2017, we had registered 217 domain names, including www.cmcm.com, www.duba.com, www.ijinshan.com, liebao.cn and 9724.com.

As our VIEs hold a significant amount of patents and copyrights essential to our business operations, if we lose control over any of them or if any of them goes bankrupt, our business operations may be severely interrupted. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—We may lose the ability to use and enjoy vital assets held by our VIEs if they go bankrupt or become subject to a dissolution or liquidation proceeding.”

In addition, pursuant to the intellectual property transfer and license framework agreement that we entered into with Kingsoft Corporation on April 1, 2014, Kingsoft Corporation transferred or licensed to us certain intellectual property, including software copyrights, registered and pending trademarks and approved and pending patents, including Kingsoft and 金山, which are important to the marketing of our applications. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions and Agreements with Kingsoft Corporation and its Subsidiaries—Intellectual Property Licensing Arrangements.” We also license related internet security products from third parties.”

We have established policies and procedures to monitor certain key patents and trademarks for infringement or other unauthorized use, and a team of dedicated employees from the intellectual property, legal and marketing groups conduct daily searches and monitor our patents, as well as third-party patents and distribution platforms, for infringing technology and software. See “Item 3. Key Information—D. Risk Factors—Risks Relating to our Business and Industry—We may not be able to prevent unauthorized use of our intellectual property, which could harm our business and competitive position” and “Item 3. Key Information—D. Risk Factors—Risks Relating to our Business and Industry—We may be subject to intellectual property infringement lawsuits which could result in our payment of substantial damages or license fees, disruption to our product and service offerings and reputational harm.”

Regulations

We are subject to a number of PRC and foreign laws and regulations that affect companies conducting business on the internet. We are subject to a variety of laws and regulations in foreign jurisdictions that involve matters central to our business, including privacy and data protection, rights of publicity, content, intellectual property, advertising, marketing, distribution, data security, data retention and deletion, personal information, national security, electronic contracts and other communications, virtual currencies, competition, protection of minors, consumer protection, telecommunications, taxation, and economic or other trade prohibitions or sanctions. These foreign laws and regulations are constantly evolving and can be subject to significant change. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate, and may be interpreted and applied inconsistently from country to country and inconsistently with our current policies and practices. For further details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our business is subject to complex and evolving laws and regulations regarding privacy, data protection, and other matters both within and outside China. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.”

As a significant portion of our business operations are conducted in China, we are materially affected by the laws and regulations in China. This section summarizes the principal PRC laws and regulations relevant to our current businesses, including online marketing, online game (including online mobile and PC games) operations and advertising agency, as well as foreign currency exchange and dividend distributions.

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

To comply with such foreign ownership restrictions, we operate our businesses in China through Beijing Mobile and Beijing Network, our VIEs. Our VIEs are owned by PRC citizens. Each of these entities is controlled by Beijing Security or Conew Network, our wholly-owned subsidiaries, through a series of contractual arrangements. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our VIEs.” Based on our PRC legal counsel, Global Law Office’s understanding of the current PRC laws, rules and regulations, our corporate structure complies with all applicable PRC laws, and does not violate, breach, contravene or circumvent or otherwise conflict with any applicable PRC laws. However, we were further advised by our PRC legal counsel that there are substantial uncertainties with respect to the interpretation and application of existing or future PRC laws and regulations and thus there is no assurance that Chinese governmental authorities would take a view consistent with the opinions of our PRC legal counsel.

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

Internet News Information Services

Under currently effective rules and regulations in the PRC, to provide internet news information services on current affairs and politics in China, including the relevant news reporting and commentary on politics, economy, military affairs, diplomacy, public emergencies and other public affairs, the service provider is required to obtain an internet news information service license, or an INIS License. Pursuant to the Provisions on the Administration of Internet News Information Services, or the Internet News Provisions, which were jointly promulgated by the SCIO and the then Ministry of Information Industry (the predecessor of the MIIT) in September 2005, internet news information service providers which are established by “non-news work units” and which republish news information, provide current event electronic bulletin services, and transmit to the public current event news report information are required to apply for an INIS License in order to provide internet news information services on current affairs and politics. Any violation of the Internet News Provisions may result in penalties, including discontinuation of operations, warnings, orders that we modify existing operations, and imposition of fines. In addition, in January 2016, the Cyberspace Administration of China, or the CAC, published draft amendments to the Internet News Provisions for public comments. Among other things, these draft amendments are intended to strengthen the licensing requirements for internet news information service providers.

Internet Publication and Cultural Activities

The Tentative Measures for Internet Publication Administration, or Internet Publication Measures, were jointly promulgated by the GAPP and the MIIT on June 27, 2002 and became effective on August 1, 2002. The Internet Publication Measures imposed a license requirement for any company that engages in internet publishing, which means any act by an internet information service provider to select, edit and process works (including books, newspaper, magazines, audio/video products, or edited literature, art or works on natural science, social science, engineering etc.) produced by such provider or others, and make such works publicly available on the internet or send such works to the end users through internet, so that the public can browse, read, use or download such works. The Internet Publication Measures also require the professional editorial personnel of an Internet publishing entity to examine the published content to ensure that it complies with applicable laws. Failure to do so may subject us to fines and other penalties. The provision of online games is deemed an internet publication activity; therefore, an online game operator must (i) obtain an Internet Publishing License so that it can directly offer its online games to the public in the PRC, or (ii) publish its online games through a qualified press entity by entering into an entrustment agreement.

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

On February 4, 2016, the SARFT and the MIIT jointly promulgated the Administrative Measures on Internet Publication, which took effect on March 10, 2016 and superseded the Internet Publication Measures. The Administrative Measures on Internet Publication further strengthened and expanded the supervision and management of internet publication activities.

In order to comply with these rules and regulations, we are in the process of applying for an Internet Publishing License from SARFT for the operation and distribution of games on mobile and PC internet.

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

We believe that we have obtained the applicable permits for offering Duba Anti-virus for download, and we are in the process of renewing those permits after their expiration. However, as the upgrades of our software become more frequent and such examination and approval by the MPS may be time-consuming, we may not be able to obtain such permits for all upgrades in a timely manner, which may subject us to various penalties and adversely affect our business and results of operations.

Regulations on Mobile Application Information Services

On June 28, 2016, the State Internet Information Office, or the SIIO, promulgated the Administrative Provisions on Information Services of Mobile Internet Application Programs, or the Mobile Application Provisions, which became effective on August 1, 2016. The Mobile Application Provisions were promulgated to strengthen the administration of information services provided by mobile applications.

Pursuant to the Mobile Application Provisions, mobile applications refer to application software obtained through pre-installation, download or other means and which operate on smart mobile devices to provide information services to users. Mobile application information service providers shall be responsible for the supervision and administration of mobile application information required by laws and regulations and implement the information security management responsibilities strictly, including but not limited to: (i) authenticating the identity information of the registered users based on mobile phone numbers and other identity information; (ii) protecting user information and using users’ personal information in a lawful and proper manner, and obtaining users’ consents for collection of personal information; (iii) establishing information content audit and management mechanism, and taking measures against any users who publish information content in violation of laws or regulations depending on circumstances, such as issuing warnings and suspension of users’ accounts; (iv) allowing users to opt out from certain functions on mobile applications, and obtaining users’ consents before accessing users’ locations, address books, cameras and recordings; (v) protecting the intellectual property rights of others and shall not develop and publish mobile applications that infringe upon the intellectual property rights of others; and (vi) recording users’ log information and keep it for 60 days.

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

•                  Administrative Regulations for Advertising, promulgated by the State Council on October 26, 1987 and effective since December 1, 1987;

•                  Implementation Rules for the Administrative Regulations for Advertising, promulgated by the State Council on January 9, 1988 and amended on December 3, 1998, December 1, 2000 and November 30, 2004, respectively; and

•                  Interim Measures for the Administration of Internet Advertisements, promulgated by the SAIC on July 4, 2016 and effective on September 1, 2016.

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

PRC advertising laws and regulations set certain content requirements for advertisements in China, including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisers, advertising agencies and advertising distributors are required to ensure that the content of the advertisements they prepare or distribute is true and in complete compliance with applicable laws. In providing advertising services, advertising operators and advertising distributors must review the supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations. Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to verify that such censorship has been performed and approval has been obtained. The Interim Measures for the Administration of Internet Advertisements provide for new requirements for internet advertising, which refers to commercial advertising that directly or indirectly promotes goods or services through websites, webpages, internet applications or other internet media in text, picture, audio, video or other forms. The Interim Measures require internet advertising publishers and advertising operators to, among other things, (i) clearly identify all internet advertising as such and distinguish paid search results from natural search results; (ii) refrain from interrupting normal internet use with advertisements, or inducing users to open an advertisement in a deceptive manner; and (iii) establish an advertising business management system and review advertisement content as required by applicable laws. The following activities are prohibited under the Interim Measures: (a) providing or using applications and hardware to block, filter, skip over, tamper with, or cover up lawful advertisements provided by others; (b) using network access, network equipment and applications to disrupt the normal transmission of lawful advertisements provided by others or adding or uploading advertisements without permission; and (c) harming the interests of others by using fake statistics or traffic data. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. Where serious violations occur, the SAIC or its local branches may revoke such offenders’ licenses or permits for their advertising business operations.

Regulations on Broadcasting Audio/Video Programs through the Internet

SARFT is the primary governmental authority regulating activities involving broadcasting audio/video programs and services in China. Regulations that apply to broadcasting audio/video programs primarily include:

•                  Administrative Measures for Broadcasting Audio/Video Programs through the Internet and Other Information Networks, or the Audio/Video Broadcasting Measures, issued by SARFT on July 6, 2004, effective since October 11, 2004 and updated in August 2015 (SARFT Order [2015] No. 3);

•                  Administrative Provisions for Internet Audio/Video Program Service, commonly known as Circular 56, jointly promulgated by the SARFT and the MIIT on December 20, 2007, effective since January 31, 2008 and updated in August 2015 (SARFT Order [2015] No. 3);

•                  Notice on Issuing the “Catalogue of Classification of Internet Audio/Video Program Services (Provisional)”, or the Classification Catalogue, promulgated by the SARFT on April 4, 2010, effective since then and updated in March 2017 (SARFT Announcement [2017] No. 1); and

•                  Notice on Strengthening the Administration of Internet Audio/Video Content, or the Internet Audio/Video Content Notice, promulgated by SARFT on August 25, 2009 and  effective since then.

Pursuant to the Classification Catalogue, category I internet audio/video program services relate to internet audio/video program services operated through radio stations or television stations. Category II internet audio/video program services relate to the transmission of audio/video programs on current political news and the hosting, production, reporting and broadcasting of audio/video programs on literature and art, entertainment, science and technology, finance and economics, sports, education and other topics. Category III internet audio/video program services relate to the provision of a special channel for internet users to upload programs or information for transmission to the public in real time or on-demand. Category IV internet audio/video program services relate to the transmission of radio or television program channels, internet audio/video program channels, or live streaming of online audio/video programs.

According to the above regulations, companies that engage in services relating to internet audio/video programs, which refer to the production, editing and aggregation of audio/video programs, the supply of audio/video programs to the public via the internet, and the provision of services to third parties for upload and transmission of audio/video programs, are required to obtain an internet audio/video program transmission license issued by the SARFT and to operate the relevant business within the scope as provided in such license. Pursuant to Circular 56 and the Internet Audio/Video Content Notice, internet audio/visual program service providers shall examine and ensure that the contents that they publish comply with applicable laws. Violation of these regulations may result in penalties, including warnings, orders compelling modification of operations or imposition of fines, or even criminal liabilities.

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

Patent. The National People’s Congress adopted the Patent Law of the People’s Republic of China in 1984 and amended it in 1992, 2000 and 2008, respectively. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention and a ten-year term for a utility model or design, starting from the application date. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder.

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

Regulation of Internet Content and Network Security

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

Network Security

On November 7, 2016, the Standing Committee of the National People’s Congress of China promulgated the network security law of the People’s Republic of China, or the Network Security Law, which will become effective on June 1, 2017. The Network Security Law will govern the construction, operation, maintenance and use of networks as well as the supervision and administration of network security within China. As a network operator and a provider of network products and services, we are required to take measures to assure the security of network operations. For example, we are required to (a) protect our networks from disturbance, damage or unauthorized access, and to prevent our network data from being divulged, stolen or tampered with; (b) refrain from setting up malicious programs and, in the event of identifying security defects, loopholes or other risks in our network products or services, to promptly take remedial measures, notify users and report to competent authorities; (c) formulate emergency plans for network security incidents and combat any system loopholes, computer virus, network attack, network intrusion and any other security risks in a timely manner; and (d) refrain from engaging in activities that endanger network security. In addition, we are required to take measures to ensure network security. For example, we are required to (a) keep user information strictly confidential and establish and improve user information protection system; (b) collect and use user information only if it is legal, necessary and just to do so, and only with relevant users’ consents; and (c) refrain from divulging, tampering with or damaging the user personal information that we have collected, or providing such personal information to third parties without the relevant users’ consents. Failure to comply with the Network Security Law may result in penalties, including warnings, order compelling modification of existing operations or imposition of fines, or even criminal liabilities.

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

On August 29, 2008, the SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or Circular 142, to regulate the conversion of foreign currency into Renminbi by a foreign-invested enterprise by restricting the ways in which the converted Renminbi may be used. Circular 142 stipulates that the registered capital of a foreign-invested enterprise that has been settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and cannot be used for equity investments within the PRC. Meanwhile, the SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested enterprise settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without the SAFE’s approval, and may not in any case be repayment of Renminbi loans if the proceeds of such loans have not been used. Such requirements are also known as “payment-based foreign currency settlement system” established under the SAFE Circular 142. Violations of Circular 142 may lead to severe penalties including heavy fines. On November 9, 2010, the SAFE promulgated the Circular on Relevant Issues Concerning the Strengthening the Administration of Foreign Exchange Operations, or Circular No. 59, and another supplemental circular on July 18, 2011, known as Circular 88, which both tighten the examination of the authenticity of settlement of foreign currency capital or net proceeds from overseas offerings like our initial public offering and requires that the settlement of net proceeds shall be in accordance with the description in the prospectus in connection with the offering. The SAFE further promulgated the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses, or Circular 45, on November 9, 2011, which expressly prohibits foreign-invested enterprises from using registered capital settled in Renminbi converted from foreign currencies to grant loans through entrustment arrangements with a bank, to repay inter-company loans or repay bank loans that have been transferred to a third party. As a result, Circular 142, Circular 59, Circular 88 and Circular 45 may significantly limit our ability to transfer the net proceeds from our initial public offering to our other PRC subsidiaries through Beijing Security and Conew Network, our wholly-owned subsidiaries in China, and thus may adversely affect our business expansion in China. We may not be able to convert the net proceeds into Renminbi to invest in or acquire any other PRC companies, or establish other VIEs in the PRC.

Furthermore, on March 30, 2015, the SAFE promulgated the Circular on the Reform of the Administrative Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or Circular 19, which will become effective as of June 1, 2015. This Circular 19 is to implement the so-called “conversion-at-will” of foreign currency in capital account, which was established under a circular issued by the SAFE on August 4, 2014, or Circular 36, and was implemented in 16 designated industrial parks as a reform pilot. The Circular 19 now implements the conversion-at-will of foreign currency settlement system nationally, and it will abolish the application of Circular 142, Circular 88 and Circular 36 since June 1, 2015. Among other things, under Circular 19, foreign-invested enterprises may either continue to follow the payment-based foreign currency settlement system or select to follow the conversion-at-will of foreign currency settlement system. Where a foreign-invested enterprise follows the conversion-at-will of foreign currency settlement system, it may convert any or 100% amount of the foreign currency in its capital account into RMB at any time. The converted RMB will be kept in a designated account known as “Settled but Pending Payment Account”, and if the foreign-invested enterprise needs to make further payment from such designated account, it still needs to provide supporting documents and go through the review process with its bank. If under special circumstances the foreign-invested enterprise cannot provide supporting documents in time, Circular 19 grants the banks the power to provide a grace period to the enterprise and make the payment before receiving the supporting documents. The foreign-invested enterprise will then need to submit the supporting documents within 20 working days after payment. In addition, foreign-invested enterprises are now allowed to use their converted RMB to make equity investments in China under Circular 19. However, foreign-invested enterprises are still required to use the converted RMB in the designated account within their approved business scope under the principle of authenticity and self-use. It remains unclear whether a common foreign-invested enterprise, other than such special types of enterprises as holding companies, venture capital or private equity firms, can use the converted RMB in the designated account to make equity investments if equity investment or the like is not within their approved business scope.

Dividend Distribution. The Foreign Invested Enterprise Law, promulgated in 1986 and amended in 2000 and 2016 respectively, and the Implementation Rules of the Foreign Invested Enterprise Law, promulgated in 1990 and amended in 2001 and 2014, are the key regulations governing distribution of dividends of foreign-invested enterprises.

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

Moreover, under the EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and are therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. Though the implementation rules of the EIT Law define “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise,” the only detailed guidance currently available for the definition of “de facto management body” as well as the determination of offshore incorporated PRC tax resident status and its administration are set forth in the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or Circular 82, and the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin No. 45, both issued by the SAT, which provide guidance on the administration as well as determination of the tax residency status of a Chinese-controlled offshore-incorporated enterprise, defined as an enterprise that is incorporated under the law of a foreign country or territory and that has a PRC company or PRC corporate group as its primary controlling shareholder.

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

In addition, Bulletin No. 45 provides clarification on the resident status determination, post-determination administration, and competent tax authorities. With respect to the determination of competent tax authorities, the Announcement of the State Administration of Taxation on Revising the Administrative Measures for Income Tax Assessment and Collection for Non-Resident Enterprises and Other Documents, or Bulletin No. 22, further provides that only tax authorities located in the places of incorporation of major Chinese investors of a resident Chinese-controlled offshore-incorporated enterprises are qualified as the competent tax authorities. Bulletin No. 45 also specifies that when provided with a copy of PRC resident determination certificate from a resident Chinese-controlled offshore-incorporated enterprise, the payer should not withhold 10% income tax when paying certain PRC-sourced income such as dividends, interest and royalties to the Chinese-controlled offshore-incorporated enterprise.

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

PRC Business Tax and Value-added Tax (“VAT”)

On January 1, 2012, the Chinese State Council officially launched a pilot VAT reform program, or Pilot Program, applicable to businesses in selected industries. Businesses in the Pilot Program would pay VAT instead of business tax. The Pilot Industries in Shanghai included industries involving the leasing of tangible movable property, transportation services, research and development and technical services, information technology services, cultural and creative services, logistics and ancillary services, certification and consulting services. Revenues generated by advertising services, a type of “cultural and creative services,” are subject to the VAT tax rate of 6%. According to official announcements made by competent authorities in Beijing and Guangdong province, Beijing launched the same Pilot Program on September 1, 2012, and Guangdong province launched it on November 1, 2012. On May 24, 2013, the Ministry of Finance and the State Administration of Taxation issued the Circular on Tax Policies in the Nationwide Pilot Collection of Value Added Tax in Lieu of Business Tax in the Transportation Industry and Certain Modern Services Industries, or the Pilot Collection Circular. The scope of certain modern services industries under the Pilot Collection Circular extends to the inclusion of radio and television services. In August 2013, the Pilot Program was implemented throughout China. The Pilot Program replacing business tax with VAT was expanded to cover industries including construction, real estate, finance and consumer services in May 2016, and was later extended to all industries throughout China. With respect to all of our PRC entities for the period prior to the implementation of the Pilot Program, revenues from online marketing services, IVAS and subscription of internet security services were subject to a 5% PRC business tax. All of our PRC entities were subject to the Pilot Program as of December 31, 2016, or specifically, VAT of 6% in lieu of business tax for online marketing services, IVAS and subscription of internet security services that are deemed by the relevant tax authorities to be within the pilot industries

With respect to revenues from sales of goods, including sales of software products, licensing software without transferring its copyright and sales of other goods, they are still subject to a 17% VAT pursuant to Chinese tax law. In addition, sales of self-developed software products or license fees from self-developed software are entitled to a VAT refund with respect to the tax payment over a tax rate of 3%.

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

C.            Organizational Structure

Foreign ownership of internet-based and mobile-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates internet access, distribution of online information, online advertising and distribution and operation of online games  through strict business licensing requirements and other government regulations. These laws and regulations also limit foreign ownership of PRC companies that provide internet information services to no more than 50%. In addition, foreign investors are prohibited from investing in or operating, among other things, any entities that operate internet cultural activities such as online games.

As a Cayman Islands company, in order for us to be able to carry on our business in China, we conduct part of our operations in China through our VIEs including Beijing Mobile and Beijing Network. Each of Beijing Mobile (which is owned as to 35% by Mr. Sheng Fu and 65% by Ms. Weiqin Qiu) and Beijing Network (which is owned as to 50% by Mr. Ming Xu and 50% by Mr. Wei Liu) holds the requisite ICP Licenses. We have been and are expected to continue to be dependent on our VIEs to operate our business in China if the then PRC law does not allow us to directly operate such business in China. We believe that under these contractual arrangements, we have sufficient control over our VIEs and their respective shareholders to renew, revise or enter into new contractual arrangements prior to the expiration of the current arrangements on terms that would enable us to continue to operate our business in China validly and legally.

Our contractual arrangements with each of our VIEs and their shareholders enable us to:

•                  exercise effective control over our VIEs;

•                  receive substantially all of the economic benefits of our VIEs in consideration for the services provided by Beijing Security and Conew Network, our wholly-owned subsidiaries in China; and

•                  have an exclusive option to purchase all of the equity interests in our VIEs, when and to the extent permitted under PRC law, regulations or legal proceedings.

The following diagram summarizes our corporate structure and identifies our significant subsidiaries and VIEs as of the date of this annual report.

Kingsoft Corporation Limited
47.2%(1)
Cheetah Mobile Inc.
(Cayman Islands)
100%
Hong Kong Cheetah Mobile Technology Limited (Hong Kong)
100%
MobPartner S.A.S. (France)
100%
MobPartner Inc. (United States)
100%
Cheetah Information Technology Company Limited (Hong Kong)
100%
Cheetah Mobile Singapore Pte. Ltd. (Singapore)
100%
Cheetah Mobile Hong Kong Limited (Hong Kong)
100%
Cheetah Technology` UK Limited (United Kingdom)
100%
News Republic S.A.S. (France)
100%
Cheetah Technology Corporation Limited (Hong Kong)
100%
Cheetah Mobile America, Inc. (United States)
100%
Conew.com Corporation (British Virgin Islands)
89.55%
Live me Inc. (Cayman Islands)
100%
Hong Kong Live.Me Corporation Limited (Hong Kong)
51.9%
Hong Kong Youloft Technology Limited (Hong Kong)
100%
Taiwan Cheetah Mobile Corporation (Taiwan)
51.1%
Kingsoft Japan Inc. (Japan)
100%
Hongkong Zoom Interactive Network Marketing Technology Limited (Hong Kong)
100%
Outside PRC
Inside PRC
100%
Chongqing Calendar Technology Co., Ltd.
100%
Zhuhai Juntian Electronic Technology Co., Ltd.
100%
Conew Network Technology (Beijing) Co., Ltd.
100%
Beijing Cheetah Mobile Technology Co., Ltd.(3)
Beijing Kingsoft Internet Security Software Co., Ltd.
Beijing Cheetah Network Technology Co., Ltd.(2)
Beijing Conew Technology Development Co., Ltd.(4)
3.0684%
48.51%
Moxiu Technology (Beijing) Co., Ltd.
Equity Control
Contractual Arrangements

Notes:

(1)         On February 12, 2017, Kingsoft Corporation entered into a voting proxy agreement with Mr. Sheng Fu, our chief executive officer and director, pursuant to which Kingsoft Corporation agreed to delegate voting rights pertaining to up to 399,445,025 Class B ordinary shares of our company that it owns to Mr. Fu. The effectiveness of the agreement is subject to Kingsoft Corporation’s shareholder approval and signing of a definitive agreement between Mr. Fu and our company in relation to a potential transfer of Mr. Fu’s interest in certain robotics business to our company (subject to approval of our audit committee and board of directors). For further details, see “Item 4. Information on the Company—A. History and Development of the Company”. See also “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” for the other major beneficial owners of our company.

(2)         We exercise effective control over Beijing Network through contractual arrangements with Beijing Network and Mr. Ming Xu and Mr. Wei Liu, who owns 50% and 50% equity interests in Beijing Network, respectively.

(3)         We exercise effective control over Beijing Mobile through contractual arrangements with Beijing Mobile and Mr. Sheng Fu and Ms. Weiqin Qiu, who owns 35% and 65% equity interests in Beijing Mobile, respectively.

(4)         We exercise effective control over Beijing Conew through contractual arrangements with Beijing Conew and Mr. Sheng Fu and Mr. Ming Xu, who owns 62.73% and 37.27% equity interests in Beijing Conew, respectively.

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

As a result of these contractual arrangements, we are considered the primary beneficiary of the VIEs as we have the power to direct activities of these entities and can receive substantially all economic interests in these entities even though we do not necessarily receive all of the VIEs’ revenues. Accordingly, we treat them as our VIEs under U.S. GAAP and have consolidated the results of operation of the VIEs and the then subsidiaries of our VIEs in our consolidated financial statements in accordance with U.S. GAAP. The VIEs and the then subsidiaries of our VIEs together contributed 82.7%, 48.2% and 11.3% of our revenues for the years ended December 31, 2014, 2015 and 2016, respectively.

In the opinion of our PRC legal counsel, Global Law Office:

•                  the corporate structure of our PRC subsidiaries and VIEs does not result in any violation of all existing PRC laws and regulations;

•                  each of the VIE agreements among either Beijing Security or Conew Network, each of our VIEs and its respective shareholders (as the case may be) governed by PRC law is valid and binding, and does not result in any violation of PRC laws or regulations currently in effect; and

•                  each of our PRC subsidiaries and VIEs has all necessary corporate power and authority to conduct its business as described in its business scope under its business license. The business licenses of each of our PRC subsidiaries and VIEs are in full force and effect. Each of our PRC subsidiaries and VIEs is capable of suing and being sued and may be the subject of any legal proceedings in PRC courts. To the best of our PRC legal counsel’s knowledge after due inquiries, none of our PRC subsidiaries and VIEs or their respective assets is entitled to any immunity, on the grounds of sovereignty, from any action, suit or other legal proceedings, or from enforcement, execution or attachment.

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

D.            Property, Plants and Equipment

As of March 31, 2017, our principal executive offices were located on leased premises comprising approximately 40,500 square meters in Beijing, China. This facility accommodates our management headquarters, principal development, engineering, legal, finance and administrative activities. We also have offices and research and development centers in Zhuhai, Shanghai, Guangzhou, Zhengzhou and Chongqing of China, and offices in the United States, France, Japan, Mexico, Russia, Hong Kong, Singapore, Brazil, Taiwan, India and Indonesia.

Our servers are hosted in leased internet data centers in different areas of China as well as in other Asian countries, the United States, Europe and Brazil. These data centers are primarily owned and maintained by third-party data center operators. We believe that our existing facilities are sufficient for our current needs and we expect to obtain additional facilities, principally through leasing, to accommodate our future expansion plans.

Item 4A.                Unresolved Staff Comments

None.

Item 5.                   Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion and analysis may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report.

As we and Kingsoft Japan were under common control by Kingsoft Corporation both before and after our acquisition of control of Kingsoft Japan on January 29, 2016, the consolidated financial data presented below have been prepared as if we had owned the assets and liabilities of and operated Kingsoft Japan throughout the periods presented.

A.            Operating Results

Overview

We operate a platform that offers mobile and PC applications for our users and global content promotional channels for our customers, both of which are powered by our proprietary cloud-based data analytics engines. We offer utility applications and content-driven applications on our platform for our users. Our diversified suite of utility applications, which have amassed a large user base over the years, optimizes mobile and PC internet system performance and provides real time protection against known and unknown security threats. Leveraging the success of our utility applications, we started to offer content-driven mobile applications, namely Live.me and News Republic, in late 2015 and 2016, respectively.

Although substantially all of our applications are free to our users, our large user base presents monetization opportunities for us and our customers. We generate revenues from our online marketing services primarily by providing mobile advertising services to our advertising customers worldwide, as well as selling advertisements and referring user traffic on our mobile and PC platforms. We generated 72.1%, 87.0% and 86.6% of our revenues from online marketing services in 2014, 2015 and 2016, respectively. We also generate revenues by providing internet value-added services, currently mainly from online games.

Our revenues increased from RMB1,858.2 million in 2014 to RMB3,773.9 million in 2015, representing a 103.1% growth, and further to RMB4,564.7 million (US$657.4 million) in 2016, representing a 21.0% growth. Most of our revenues are denominated in foreign currencies, primarily U.S. dollars, and the rest is denominated in Renminbi. As we use Renminbi as reporting currency, a significant depreciation of the Renminbi against the U.S. dollar may have a positive effect on our revenues, and a significant appreciation of the Renminbi against the U.S. dollar may have a negative effect on our revenues. Our net loss attributable to Cheetah Mobile shareholders was RMB80.5 million (US$11.6 million) in 2016, compared to a net income attributable to Cheetah Mobile shareholders of RMB68.3 million in 2014 and RMB176.3 million in 2015.

We believe the mobile internet presents massive opportunities and we have made significant investments in mobile internet to capitalize on these opportunities. We had 622.9 million monthly active users in December 2016. Our mobile strategy has been focusing on the development of applications for the Android platform. As of December 31, 2016, we had nine core mobile applications for Android, compared to five for iOS. Accordingly, the popularity of the Android ecosystem and the use of Android devices have, and will continue to have, material impacts on our overall results of operations. Driven by the increased popularity of our mobile marketing services worldwide, revenues generated from our mobile applications have increased significantly over the past three years, accounting for 25.7%, 65.6% and 77.3% of our total revenues in 2014, 2015 and 2016, respectively.

Our business has rapidly expanded internationally since we released our Clean Master overseas version in September 2012. As of December 31, 2016, approximately 81.0% of our mobile monthly active users were from overseas markets, primarily the United States, Europe, India, Indonesia and certain emerging markets, compared to 78.6% and 68.8% as of December 31, 2015 and 2014, respectively. Since we began to monetize our overseas operations in the second quarter of 2014, overseas revenues have increased significantly, accounting for 17.2%, 51.2% and 60.2% of our total revenues for the years ended December 31, 2014, 2015 and 2016, respectively.

To implement our mobile content strategy in 2016, we made significant investments in two mobile content-driven products, Live.me and News Republic. Both apps reached top app store spots in their respective category, particularly in the U.S. market. Live.me also made significant contributions to our total revenue growth in 2016.

As we continue to deepen our global penetration and increase the level of monetization in overseas markets, especially with respect to our mobile content-driven products, we expect that our overseas revenues will continue to increase and remain a major growth driver for both our mobile and total revenues. For the years ended December 31, 2015 and 2016, the majority of our overseas revenues were generated from our partnering third-party mobile advertising platforms, such as Facebook, Google and Yahoo, that primarily operate in the United States.

We have invested heavily in research and development and selling and marketing to grow our mobile business. Operating expenses as a percentage of our revenues were 71.4%, 68.9% and 66.5% in 2014, 2015 and 2016, respectively. In 2017, we expect to continue to invest in our mobile platform, primarily mobile content. We expect to further increase our marketing spending to grow the user base and enhance user engagement for our content-driven applications. In addition, we expect to further expand our content-driven mobile business team to develop and enhance our content-driven mobile applications, improve our data analytics capabilities and expand our mobile advertising business in the global market.  Moreover, we plan to continue to invest in artificial intelligence and machine learning in order to better provide our users with personalized content.  Although we expect our operating expenses will continue to increase in absolute amount in 2017, we remain focused on executing on our content strategy to establish a sustainable and profitable business model for the long term.

Selected Statement of Operations Items

Revenues

We generate revenues from online marketing services, IVAS, and internet security services and others. The following table sets forth the principal components of our revenues by amount and as a percentage of our revenues for the periods presented.

	Year Ended December 31,
	2014 (As adjusted)		2015 (As adjusted)		2016
	RMB	% of Revenues	RMB	% of Revenues	RMB	US$	% of Revenues
	(in thousands, except percentages)
Online marketing services	1,339,250	72.1	3,283,423	87.0	3,950,886	569,045	86.6
IVAS	400,671	21.6	395,312	10.5	500,991	72,158	11.0
Internet security services and others	118,261	6.3	95,142	2.5	112,773	16,243	2.4
Revenues	1,858,182	100.0	3,773,877	100.0	4,564,650	657,446	100.0

Online Marketing Services

Revenues from our online marketing services accounted for 72.1%, 87.0% and 86.6% of our revenues in 2014, 2015 and 2016, respectively. We generate online marketing revenues primarily by providing mobile advertising services to advertisers worldwide, as well as referring user traffic and selling advertisements on our mobile and PC platforms. We charge fees for our online marketing services generally based on three general pricing models, which include cost over a time period, cost for performance basis and cost per impression basis. Cost for performance basis refers to, among others, cost per click, cost per installation, cost per activation and cost per sale that originate from our platform, while cost per impression refers to cost based on the number of impressions over a period. We believe that the most significant factors affecting revenues from online marketing include:

•                  User base and user engagement. We believe a large, loyal and engaged user base would help us retain existing customers and attract more customers and business partners seeking online marketing services and at the same time gives us more pricing power. It also results in more user impressions, clicks, installations, or other actions that generate more fees for performance-based marketing. In particular, a large and engaged mobile user base is crucial for the long-term growth of our online marketing services. We plan to further improve our products and introduce more products to increase our mobile users’ engagement and amount of time spent on our products.

•                  Revenue sharing and fee arrangements with our significant customers. A small number of customers have contributed a majority of our online marketing service revenues. Changes in the revenue sharing or fee arrangements with these significant customers may materially affect our online marketing services revenues. For example, changes from pay per click to pay per sale arrangements may result in a smaller percentage of revenue-generating traffic. Likewise, changes in the fee rates we receive per click or per sale may affect our online marketing services revenues. Although changes in the revenue sharing and fee arrangements with individual customers may affect our revenues positively or negatively, our array of choices helps to increase our overall customer base and our ability to tailor fee arrangements to the needs of our customers.

•                  Ability to increase the number of advertisers engaging our online marketing services and business partners. Advertisers purchase advertising services directly from us or through our partnering mobile advertising platforms. Our ability to increase the number of advertisers engaging our online marketing services depends on whether we can provide integrated marketing services and help the advertisers more precisely reach their targeted audience, the effectiveness of our direct sales efforts, our ability to successfully acquire additional customer base through acquisition of complementary businesses, and our ability to increase our range of cooperation with our partnering mobile advertising networks, such as Facebook, Google ,Yahoo, Baidu and Tencent.

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

•                  International expansion. As we continue to pursue a strategy to expand outside China, our online marketing revenues are increasingly affected by our ability to grow our user base and increase user engagement and monetization internationally. The challenges in increasing our online marketing revenue internationally include, among others, local competition, differences in advertiser demand, differences in the online marketing practices and conventions, and differences in user and advertiser reception and perception of our applications internationally.

IVAS

Revenues from IVAS accounted for 21.6%, 10.5% and 11.0% of our revenues in 2014, 2015 and 2016, respectively. Revenues from IVAS in these periods were primarily generated from sale of virtual items in the games we publish, which is subject to revenue-sharing arrangements with third-party game developers. In 2016, we also started to generate IVAS revenues from sale of virtual items in users’ live video shows on Live.me, which is subject to revenue-sharing arrangements with the hosting users.

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

•                  Number of paying users. Games published on our platform and Live.me, our live video streaming application, are free to download and play, and we generate revenues from users’ purchase of in-game or in-app virtual items. Our IVAS revenues are affected by the number of users purchasing such virtual items.

•                  User base and user engagement. Our IVAS revenues are affected by our ability to grow our user base and increase user engagement, as these affect the number of paying users for IVAS.

Internet Security Services and Others

Revenues from internet security services and others accounted for 6.3%, 2.5% and 2.4% of our revenues in 2014, 2015 and 2016, respectively. Internet security services and others revenues mainly include subscription services such as game acceleration and instant data recovery for our paying members, as well as development and sale of security software and office application software. We expect revenues from internet security services to continue to decline as we continue to remodel our business into a mobile-oriented platform.

Cost of Revenues

Cost of revenues primarily consist of traffic acquisition costs associated with our Cheetah ad platform, bandwidth costs and internet data center (“IDC”) costs, personnel costs, content and channel costs associated with our content-driven products, including Live.me, News Republic and mobile games, depreciation of equipment, amortization of intangible assets, cost of products sold, VAT, business tax, and related surcharges.

Traffic acquisition costs represent the amounts paid or payable to third-party advertising publishers who distribute our customers’ paid links through their advertisement products. We expect our traffic acquisition costs to increase as we continue to expand our third-party advertising publishing business on the Cheetah ad platform.

Bandwidth and IDC costs consist of fees that we pay to telecommunication carriers and other service providers for hosting our servers at their internet data centers, as well as bandwidth fees that are directly related to our business operations and technical support. Bandwidth and IDC costs are affected by the amounts of our user traffic worldwide and data analytics. We expect our bandwidth and IDC costs to increase as we expect our user traffic to continue to grow, in particular as we continue to expand the operations of our content-driven applications, which generally demand higher bandwidth, and as we continue our efforts in improving data analytics.

Personnel costs include salaries and benefits, including share-based compensation, for our employees involved in the operation of our online marketing business, game publishing business and maintenance of servers. We expect personnel costs to increase as we hire additional operational employees in line with the expansion of our business.

Content and channel costs consist primarily of fees borne by us under third-party game publishing arrangements, revenue sharing with content providers, such as live video hosts and media partners, commission fees paid to distribution platforms and payment channels, and amortization of license fees paid for exclusively licensed games. As we plan to increasingly focus on content-driven mobile business, we expect that content-related costs will continue to increase.

Amortization of intangible assets primarily represents amortization of intangible assets through acquisitions or business combinations. As we plan to continue to conduct business combinations and acquisitions, we expect that amortization of acquired intangible assets will continue to increase.

Operating Income and Expenses

Our operating income and expenses consist of (i) research and development expenses, (ii) selling and marketing expenses, (iii) general and administrative expenses, (iv) impairment of goodwill and intangible assets, and (v) other operating income. The following table sets forth the components of our operating income and expenses for the periods indicated, both in absolute amounts and as percentages of our revenues.

	Year Ended December 31,
	2014 (As adjusted)		2015 (As adjusted)		2016
	RMB	% of Revenues	RMB	% of Revenues	RMB	US$	% of Revenues
	(in thousands, except percentages)
Operating income and expenses:
Research and development	(443,214)	(23.9)	(695,185)	(18.4)	(905,854)	(130,470)	(19.8)
Selling and marketing	(601,433)	(32.4)	(1,505,951)	(39.9)	(1,650,581)	(237,733)	(36.2)
General and administrative	(274,991)	(14.8)	(447,984)	(11.9)	(561,834)	(80,921)	(12.3)
Impairment of goodwill and intangible assets	(8,304)	(0.4)	(49,882)	(1.3)	(2,889)	(416)	(0.1)
Other operating income	1,087	0.1	98,376	2.6	87,877	12,657	1.9
Total operating income and expenses	(1,326,855)	(71.4)	(2,600,626)	(68.9)	(3,033,281)	(436,883)	(66.5)

Research and Development Expenses. Research and development expenses consist primarily of  salaries and benefits, including share-based compensation expenses, for our research and development employees. These expenditures are generally expensed as incurred. We expect our research and development expenses to increase as we continue to expand our research and development team to develop and optimize content-driven applications and further enhance our data analytics capabilities and artificial intelligence technology.

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of general marketing and promotion expenses and salaries and benefits, including share-based compensation expenses, related to personnel involved in our selling and marketing efforts. We expect our selling and marketing expenses to increase as we plan to invest further to grow the user base for our content-driven applications.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and benefits, including share-based compensation expenses, related to our general and administrative personnel, professional and legal service fees, and other administrative expenses.

Impairment of Goodwill and Intangible Assets. Impairment of goodwill and intangible assets consists primarily of impairment of goodwill associated with business acquisition and intangible assets relating to our licensed games.

Other Operating Income. Other operating income consists primarily of government grants, subsidies and financial incentives that we received in connection with our operations not related to research and development projects.

Other Income. Other income consists primarily of gain on disposal of certain investments, as well as gain or loss on disposal of property and equipment and intangible assets.

Taxation

Taxation in Different Jurisdictions

The following summarizes the taxation in jurisdictions in which our company, significant subsidiaries and VIEs are incorporated.

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

United States. Our subsidiaries incorporated in the United States were subject to federal income tax rate of 35% for the years ended December 31, 2014, 2015 and 2016.

Hong Kong. Our subsidiaries incorporated in Hong Kong were subject to Hong Kong profits tax rate of 16.5% for the years ended December 31, 2014, 2015 and 2016.

Singapore. Our subsidiary incorporated in Singapore is subject to corporate income tax rate of 17%. In 2015, our subsidiary in Singapore obtained the Development and Expansion Incentive from the Singapore Economic Development Board, and is subject to 5% corporate income tax rate on qualifying income from 2016 to 2025.

Japan. Our subsidiary incorporated in Japan with paid-in capital in excess of JPY100 million was subject to national corporate income tax rate of 25.5% through March 31, 2015, and the income tax rate has been reduced to 23.9% and 23.4% since April 1, 2015 and April 1, 2016, respectively. Our other subsidiary incorporated in Japan with paid-in capital of no more than JPY100 million was subject to national corporate income tax rate of 15% on the first JPY8 million of income earned and at 23.4% on any income earned in excess of JPY8 million from April 1, 2016. Local income taxes, which include local inhabitant tax and enterprise tax, are also imposed on corporate income. The resulting effective corporate income tax rates of our Japanese subsidiaries range from approximately 30% to 36%.

France. Our subsidiary incorporated in France was subject to corporate income tax rate of 33.33% for the years ended December 31, 2015 and 2016.

United Kingdom. Our subsidiary incorporated in the United Kingdom was subject to corporate income tax rate of 20%.

Taiwan. Our subsidiary incorporated in Taiwan was subject to corporate income tax rate of 17%.

PRC.

Enterprise income tax. Our PRC subsidiaries and VIEs are subject to the statutory rate of 25% in accordance with the EIT Law, with exceptions for certain preferential tax treatments. Under relevant PRC government policies, enterprises qualified as “new software enterprise” are entitled to a two-year exemption and three-year 50% reduction on enterprise income tax commencing from the first profit-making year. Enterprises qualified as “high and new technology enterprise” are entitled to a preferential rate of 15%. Two of our PRC subsidiaries, namely Conew Network and Chongqing Calendar Technology Co., Ltd., are qualified as “new software enterprises.” In addition, some of our PRC subsidiaries and VIEs, including Zhuhai Juntian, Beijing Security, Beijing Mobile, Beijing Network and Moxiu Technology have obtained “high and new technology enterprise” certificates. Conew Network was eligible for a preferential tax rate of 0%, 12.5% and 12.5% for the years ended December 31, 2014, 2015 and 2016, respectively. Chongqing Calendar Technology Co., Ltd. was eligible for a preferential tax rate of 0% for each of the years ended December 31, 2015 and 2016. Zhuhai Juntian was eligible for a preferential tax rate of 15% for each of the years ended December 31, 2014, 2015 and 2016. Beijing Security was eligible for a preferential tax rate of 12.5%, 15% and 15% for the years ended December 31, 2014, 2015 and 2016, respectively. Beijing Mobile was eligible for a preferential tax rate of 0%, 15% and 15% for the years ended December 31, 2014, 2015 and 2016, respectively. Our remaining PRC subsidiaries, a VIEs and the then subsidiaries of our VIE were subject to enterprise income tax at a rate of 25% for the years ended December 31, 2014, 2015 and 2016.

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

PRC business tax and VAT. On January 1, 2012, the Chinese State Council officially launched a pilot VAT reform program, or Pilot Program, applicable to businesses in selected industries. Businesses in the Pilot Program would pay VAT instead of business tax. The Pilot Program imposes VAT in lieu of business tax for certain “modern service industries” in certain regions and eventually expands to nation-wide in August 2013. According to the implementation circulars released by the Ministry of Finance and the State Administration of Taxation on the Pilot Program, the “modern service industries” include industries involving the leasing of tangible movable property, research and development and technical services, information technology services, cultural and creative services, logistics and ancillary services, certification and consulting services, and radio and television services. The Pilot Program replacing business tax with VAT was expanded to cover industries including construction, real estate, finance and consumer services in May 2016, and was later extended to all industries throughout China. With respect to all of our PRC entities for the period prior to the implementation of the Pilot Program, revenues from online marketing services, IVAS and subscription of internet security services were subject to a 5% PRC business tax. All of our PRC entities were subject to the Pilot Program as of December 31, 2014, 2015 and 2016, or specifically, VAT of 6% in lieu of business tax for online marketing services, IVAS and subscription of internet security services that are deemed by the relevant tax authorities to be within the pilot industries. In addition, cultural business construction fee is imposed at the rate of 3% on revenues derived from our online marketing services.

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

Effect of Different Tax Rates in Different Jurisdictions

The following table sets forth our income (loss) before income tax and the effect of differing tax rates in different jurisdictions on our income tax expenses in each applicable jurisdiction, for the years ended December 31, 2014, 2015 and 2016.

		Year Ended December 31,
		2014 (As adjusted)	2015 (As adjusted)	2016
		RMB	RMB	RMB	US$
		(in thousands)
Cayman Islands	(Loss) Income before income tax	(30,183)	52,834	20,376	2,935
	Income tax expenses computed at the PRC statutory tax rate of 25%	(7,546)	13,209	5,094	734
	Income tax expenses computed at Cayman Islands statutory tax rate of 0%	—	—	—	—
	Effect of differing tax rates in different jurisdictions	7,546	(13,209)	(5,094)	(734)

		Year Ended December 31,
		2014 (As adjusted)	2015 (As adjusted)	2016
		RMB	RMB	RMB	US$
		(in thousands)
USA	Income (Loss) before income tax	918	(8,393)	(36,126)	(5,203)
	Income tax expenses computed at the PRC statutory tax rate of 25%	230	(2,098)	(9,032)	(1,301)
	Income tax expenses computed at the U.S. statutory tax rate of 35%	322	(2,937)	(12,644)	(1,821)
	Effect of differing tax rates in different jurisdictions	92	(839)	(3,612)	(520)

Hong Kong	(Loss) Income before income tax	(98,381)	75,040	(99,277)	(14,298)
	Income tax expenses computed at the PRC statutory tax rate of 25%	(24,595)	18,760	(24,819)	(3,575)
	Income tax expenses computed at the Hong Kong statutory tax rate of 16.5%	(16,233)	12,382	(16,381)	(2,359)
	Effect of differing tax rates in different jurisdictions	8,362	(6,378)	8,438	1,216

Singapore	Income before income tax	—	—	190,202	27,394
	Income tax expenses computed at the PRC statutory tax rate of 25%	—	—	47,551	6,849
	Income tax expenses computed at the Singapore statutory tax rate of 17%	—	—	32,334	4,657
	Effect of differing tax rates in different jurisdictions	—	—	(15,217)	(2,192)

PRC	Income (Loss) before income tax	218,060	154,095	(54,764)	(7,888)
	Income tax expenses computed at the PRC statutory tax rate of 25%	54,515	38,524	(13,691)	(1,972)
	Income tax expenses computed at the PRC statutory tax rate of 25%	54,515	38,524	(13,691)	(1,972)
	Effect of differing tax rates in different jurisdictions	—	—	—	—

France	Loss before income tax	—	(38,114)	(69,180)	(9,964)
	Income tax expenses computed at the PRC statutory tax rate of 25%	—	(9,529)	(17,295)	(2,491)
	Income tax expenses computed at the French statutory tax rate of 33.33%	—	(12,703)	(23,058)	(3,321)
	Effect of differing tax rates in different jurisdictions	—	(3,174)	(5,763)	(830)

Taiwan	Loss before income tax	—	—	(16,767)	(2,415)
	Income tax expenses computed at the PRC statutory tax rate of 25%	—	—	(4,192)	(604)
	Income tax expenses computed at the Taiwan statutory tax rate of 17%	—	—	(2,850)	(411)
	Effect of differing tax rates in different jurisdictions	—	—	1,342	193

Others	Income (Loss) before income tax	8,786	2,915	(3,360)	(484)
	Income tax expenses computed at the PRC statutory tax rate of 25%	2,197	729	(840)	(121)
	Income tax expenses computed at the statutory tax rates of such other jurisdictions	3,388	2,791	78	11
	Effect of differing tax rates in different jurisdictions	1,191	2,062	918	132

		Year Ended December 31,
		2014 (As adjusted)	2015 (As adjusted)	2016
		RMB	RMB	RMB	US$
		(in thousands)
Total	Income (Loss) before income tax	99,200	238,377	(68,896)	(9,923)
	Income tax expenses computed at the PRC statutory tax rate of 25%	24,800	59,594	(17,224)	(2,481)
	Income tax expenses computed at the statutory tax rate of different jurisdictions	41,991	38,056	(36,212)	(5,216)
	Effect of differing tax rates in different jurisdictions	17,191	(21,538)	(18,988)	(2,735)

The following table sets forth the effect of tax holiday and preferential tax treatments on our income tax expenses in each applicable jurisdiction, for the years ended December 31, 2014, 2015 and 2016.

	Year Ended December 31,
	2014 (As adjusted)	2015 (As adjusted)	2016
	RMB	RMB	RMB	US$
	(In thousands)
Cayman Islands	—	—	—	—
USA	—	—	—	—
Hong Kong	—	—	—	—
Singapore(1)	—	—	(22,802)	(3,284)
PRC(2)	(54,944)	(35,434)	1,800	259
France	—	—	—	—
Taiwan	—	—	—	—
Others	—	—	33	5
Total	(54,944)	(35,434)	(20,969)	(3,020)

Notes:

(1)      Our Singapore subsidiary is entitled to tax holiday by obtaining a Development and Expansion Incentive and as a result is subject to a 5% corporate income tax rate on qualifying income from 2016 to 2025. For details, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation—Taxation in Different Jurisdictions—Singapore.”

(2)      Certain of our PRC entities are entitled to tax holiday as new software development enterprise or to the preferential income tax rate of 15% as high new technology enterprise.  For details, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation—Taxation in Different Jurisdictions—PRC—Enterprise Income Tax.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. The period-to-period comparisons of results of operations should not be relied upon as indicative of our future performance.

	Year Ended December 31,
	2014 (As adjusted)	2015 (As adjusted)	2016
	RMB	RMB	RMB	US$
	(In thousands except for shares, per share and per ADS data)
Consolidated Statements of Comprehensive Income (Loss) Data:
Revenues	1,858,182	3,773,877	4,564,650	657,446
Online marketing services	1,339,250	3,283,423	3,950,886	569,045
Internet value-added services	400,671	395,312	500,991	72,158
Internet security services and others	118,261	95,142	112,773	16,243
Cost of revenues (1)	(438,661)	(956,353)	(1,543,817)	(222,356)
Gross profit	1,419,521	2,817,524	3,020,833	435,090
Operating income and expenses
Research and development(1)	(443,214)	(695,185)	(905,854)	(130,470)
Selling and marketing (1)	(601,433)	(1,505,951)	(1,650,581)	(237,733)
General and administrative(1)	(274,991)	(447,984)	(561,834)	(80,921)
Impairment of goodwill and intangible assets	(8,304)	(49,882)	(2,889)	(416)
Other operating income	1,087	98,376	87,877	12,657
Total operating expenses, net	(1,326,855)	(2,600,626)	(3,033,281)	(436,883)
Operating profit (loss)	92,666	216,898	(12,448)	(1,793)
Other income (expenses)
Interest income, net	28,221	14,550	7,783	1,121
Changes in fair value of redemption right and put options granted	4,375	22	(94)	(14)
Settlement and changes in fair value of contingent consideration	(13,749)	7,011	(3,377)	(486)
Foreign exchange gain (loss), net	25	(213)	3,747	540
Impairment of investments	(9,136)	(34,728)	(141,069)	(20,318)
Losses from equity method investments	(6,064)	(12,144)	(11,363)	(1,637)
Other income, net	2,862	46,981	87,925	12,664
Income/(Loss) before income taxes	99,200	238,377	(68,896)	(9,923)
Income tax (expenses)/benefits	(27,895)	(63,740)	12,189	1,756
Net income (loss)	71,305	174,637	(56,707)	(8,167)
Less: net income (loss) attributable to noncontrolling interests	2,988	(1,710)	23,818	3,431
Net income (loss) attributable to Cheetah Mobile Inc.	68,317	176,347	(80,525)	(11,598)

(1)         Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	Year Ended December 31,
	2014 (As adjusted)	2015 (As adjusted)	2016
	RMB	RMB	RMB	US$
	(In thousands)
Cost of revenues	1,393	1,523	1,490	215
Research and development	51,322	142,777	148,211	21,347
Selling and marketing	7,621	18,206	13,830	1,992
General and administrative	113,435	153,234	142,618	20,541
Total	173,771	315,740	306,149	44,095

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Revenues. Our revenues increased by 21.0% from RMB3,773.9 million in 2015 to RMB4,564.7 million (US$657.4 million) in 2016. This increase was primarily due to increases in revenues from online marketing services and IVAS services. Our mobile revenues increased from RMB2,474.4 million in 2015 to RMB3,530.4 million (US$508.5 million) in 2016, primarily due to increased popularity of our mobile marketing services worldwide and the initial monetization of Live.me in overseas markets.

Online marketing services. Revenues from online marketing services increased by 20.3% from RMB3,283.4 million in 2015 to RMB3,950.9 million (US$569.0 million) in 2016. The increase was primarily due to the growth of our global mobile user base, increased demand from advertisers for our mobile advertising services worldwide and monetization of light causal games through in-game advertising. Our mobile advertising revenues increased by 39.5% from RMB2,272.5 million in 2015 to RMB3,169.0 million (US$456.4 million) in 2016. Mobile advertising revenues represented 80.2% of online marketing revenues in 2016, compared to 69.2% in 2015.

IVAS. Revenues from IVAS was RMB501.0 million (US$72.2 million) in 2016, a 26.7% increase from RMB395.3 million in 2015. The increase was primarily due to the initial monetization of Live.me in overseas markets.

Internet security services and others. Revenues from internet security services and others increased by 18.5% from RMB95.1 million in 2015 to RMB112.8 million (US$16.2 million) in 2016. This increase was primarily driven by higher internet software licensing revenues.

Cost of revenues. Our cost of revenues increased by 61.4% from RMB956.4 million in 2015 to RMB1,543.8 million (US$222.4 million) in 2016. The increase in our cost of revenues was mainly due to increased investments in content for our content-driven applications, increased traffic acquisition costs associated with our Cheetah ad platform, higher bandwidth and IDC costs associated with increased user traffic worldwide, and data analytics.

Gross profit. As a result of the foregoing, our gross profit increased by 7.2% from RMB2,817.5 million in 2015 to RMB3,020.8 million (US$435.1 million) in 2016.

Gross margin. Our gross margin decreased from 74.7% for the year ended December 31, 2015 to 66.2% for the year ended December 31, 2016, primarily due to increased investments in content for the our content-driven applications, which has a lower gross margin compared to our other businesses.

Operating expenses. Our operating expenses increased by 16.6% from RMB2,600.6 million in 2015 to RMB3,033.3 million (US$436.9 million) in 2016, due to increases in research and development expenses, selling and marketing expenses and general and administrative expenses.

Research and development expenses. Our research and development expenses increased by 30.3% from RMB695.2 million in 2015 to RMB905.9 million (US$130.5 million) in 2016. This increase was primarily due to an increase in the number of research and development personnel from 1,436 as of December 31, 2015 to 1,654 as of December 31, 2016 mainly to further develop our mobile applications, particularly the development of new content-driven mobile applications and services, strengthen our big data analytics capabilities and enhance our mobile advertising technology.

Selling and marketing expenses. Our selling and marketing expenses increased by 9.6% from RMB1,506.0 million in 2015 to RMB1,650.6 million (US$237.7 million) in 2016. The increase was primarily due to increased spending on product promotional activities for our content-driven applications, which was partially offset by reduced spending on product promotional activities for our utility applications.

General and administrative expenses. Our general and administrative expenses increased by 25.4% from RMB448.0 million in 2015 to RMB561.8 million (US$80.9 million) in 2016. This increase was primarily due to an increase in bad debt expense, an increase in professional service fees and an increase in the number of general and administrative personnel from 222 as of December 31, 2015 to 389 as of December 31, 2016.

Impairment of goodwill and intangible assets. We recognized an impairment loss of goodwill and intangible assets of RMB2.9 million (US$0.4 million) in 2016, which was primarily due to impairment of licensed games. We recognized an impairment loss of goodwill and intangible assets of RMB49.9 million in 2015, which was primarily associated with the suspension of our online lottery business in 2015 in response to regulatory changes in China, and the impairment of licensed games.

Other operating income. Other operating income primarily consisted of government grants, subsidies and financial incentives that we received in connection with our operations not related to research and development projects.  Other operating income was RMB87.9 million (US$12.7 million) in 2016, as compared with RMB98.4 million in 2015.

Operating loss. As a result of the foregoing, we had an operating loss of RMB12.4 million (US$1.8 million) in 2016, compared to an operating income of RMB216.9 million in 2015.

Operating (loss) margin. We had an operating loss margin of 0.3% in 2016, compared to an operating margin of 5.7% in 2015.

Income tax benefit (expense). Our income tax benefit was RMB12.2 million (US$1.8 million) in 2016, as compared with an income tax expense of RMB63.7 million in 2015. The income tax benefit primarily results from our increased tax loss carry forward in 2016.

Net loss attributable to Cheetah Mobile shareholders. Primarily as a result of the foregoing, our net loss attributable to Cheetah Mobile shareholders was RMB80.5 million (US$11.6 million) in 2016, compared to a net income attributable to Cheetah Mobile shareholders of RMB176.3 million in 2015.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Revenues. Our revenues increased by 103.1% from RMB1,858.2 million in 2014 to RMB3,773.9 million in 2015. This increase was primarily due to increases in revenues from online marketing services, partially offset by a decrease in revenues from IVAS and internet security services and others. Our mobile revenues increased from RMB477.0 million in 2014 to RMB2,474.4 million in 2015, primarily due to our expanded mobile user base and an increased demand for our mobile advertising services in overseas markets and China.

Online marketing services. Revenues from online marketing services increased by 145.2% from RMB1,339.3 million in 2014 to RMB3,283.4 million in 2015. The increase was primarily due to the growth of our global mobile user base, and increased demand from advertisers for our mobile advertising services worldwide. Our mobile advertising revenues increased by 624.3% from RMB313.8 million in 2014 to RMB2,272.5 million in 2015. Mobile advertising revenues represented 69.2% of online marketing revenues in 2015, compared to 23.4% in 2014.

IVAS. Revenues from IVAS was RMB395.3 million in 2015, a 1.3% decrease from RMB400.7 million in 2014. The decrease was primarily due to the suspension of our online lottery operation in response to regulatory changes in China, and moderating trends in web games business in China due to shift of user traffic from PC to mobile internet.

Internet security services and others. Revenues from internet security services and others decreased by 19.6% from RMB118.3 million in 2014 to RMB95.1 million in 2015. This decrease was primarily due to a decrease in revenues from the sale of the office application software in Japan.

Cost of revenues. Our cost of revenues increased by 118.0% from RMB438.7 million in 2014 to RMB956.4 million in 2015. The increase in our cost of revenues was mainly due to an increase in traffic acquisition costs associated with our third-party advertising publishing business on the Cheetah ad platform, an increase in the cost of sales of air purifiers, an increase in bandwidth and IDC costs associated with increased user traffic worldwide and data analytics, and an increase in amortization costs associated with acquired intangible assets.

Gross profit. As a result of the foregoing, our gross profit increased by 98.5% from RMB1,419.5 million in 2014 to RMB2,817.5 million in 2015.

Gross margin. Our gross margin decreased from 76.4% for the year ended December 31, 2014 to 74.7% for the year ended December 31, 2015, primarily due to traffic acquisition cost associated with our third-party advertising publishing business on the Cheetah ad platform, which has a lower gross margin compared to our other businesses.

Operating expenses. Our operating expenses increased by 96.0% from RMB1,326.9 million in 2014 to RMB2,600.6 million in 2015, primarily due to increases in selling and marketing expenses, research and development expenses and general and administrative expenses.

Research and development expenses. Our research and development expenses increased by 56.9% from RMB443.2 million in 2014 to RMB695.2 million in 2015. This increase was primarily due to an increase in the number of research and development personnel from 1,285 as of December 31, 2014 to 1,436 as of December 31, 2015 mainly to further develop our mobile applications, strengthen our data analytics capabilities and enhance our mobile advertising technology. The increase was also due to an increase in share-based compensation expenses included in our research and development expenses from RMB51.3 million in 2014 to RMB142.8 million in 2015.

Selling and marketing expenses. Our selling and marketing expenses increased by 150.4% from RMB601.4 million in 2014 to RMB1,506.0 million in 2015. The increase was primarily due to an increased spending on marketing and promotional activities to expand our global mobile user base. The increase was also due to an increase in the number of sales and marketing personnel from 265 as of December 31, 2014 to 493 as of December 31, 2015 mainly to further enhance our mobile monetization capabilities and global sales efforts.

General and administrative expenses. Our general and administrative expenses increased by 62.9% from RMB275.0 million in 2014 to RMB448.0 million in 2015. This increase was primarily due to an increase in share-based compensation expenses from RMB113.4 million in 2014 to RMB153.2 million  in 2015, an increase in the number of general and administrative personnel from 175 as of December 31, 2014 to 222 as of December 31, 2015, and an increase in professional service fees.

Impairment of goodwill and intangible assets. We recognized an impairment loss of goodwill and intangible assets of RMB49.9 million for 2015, which was primarily associated with the suspension of our online lottery business in 2015 in response to regulatory changes in China, and the impairment of licensed games.  We recognized an impairment loss of goodwill and intangible assets of RMB8.3 million for 2014, which was primarily due to impairment of licensed games.

Operating profit. As a result of the foregoing, our operating profit increased 134.1% from RMB92.7 million in 2014 to RMB216.9 million in 2015.

Operating margin. Our operating margin increased from 5.0% in 2014 to 5.7% in 2015.

Income tax expense. Our income tax expense increased from RMB27.9 million in 2014 to RMB63.7 million in 2015, primarily due to changes in preferential tax rates applicable to some of our PRC subsidiaries and increase of profit before income tax.

Net income attributable to Cheetah Mobile shareholders. Primarily as a result of the foregoing, our net income attributable to Cheetah Mobile shareholders increased from RMB68.3 million in 2014 to RMB176.3 million in 2015.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 1.5%, 1.6% and 2.0% in 2014, 2015 and 2016, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China or elsewhere in the world.

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

Online marketing services

Online marketing services contributed 72.1%, 87.0% and 86.6% of our revenues in 2014, 2015 and 2016, respectively. The online marketing services are provided through our online platforms including duba.com and other websites, browsers, PC and mobile applications, and to a lesser extent, on third-party advertising publishers’ websites or mobile applications. We have three general pricing models for our advertising products: cost over a time period, cost for performance basis and cost per impression basis. For advertising contracts over a time period, we generally recognize revenue ratably over the period the advertising is displayed. For contracts that are charged on the cost for performance basis, we charge an agreed-upon fee to our customers determined based on the effectiveness of advertising links, which is typically measured by clicks, transactions, installations, user registrations, and other actions originating from our online platforms. For contracts that are charged on the cost per impression basis, we charge an agreed-upon fee to our customers based on the number of impressions in the contracted period in which impressions are delivered.  Impressions are considered delivered when an advertisement is displayed to users. Online marketing services revenue charged on the cost for performance basis and the cost per impression basis is generally recognized upon delivery of services or receipt of monthly statements from our customers either in the current month or in the following month in which the service is provided.

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

For certain mobile games that we believe we act as the principal in the arrangements, we are considered the primary obligor and take fulfillment responsibilities of game operations, including determining distribution and promotion, providing customer services, setting up game and services specifications, and pricing of in-game virtual currencies and virtual items. We record such mobile game revenues on a gross basis. Commission fees paid to the third-party mobile platform and royalty fees paid to third-party game developers are recorded as cost of revenues. We have determined that an implied obligation exists to the paying players over their estimated average playing life, and accordingly, recognize the revenues ratably over the estimated average paying player life, i.e. from the time when the players’ accounts are first recharged with in-game virtual currency to when the players’ becoming inactive when all other revenue recognition criteria are met. The average paying player life is estimated based on the historical data of paying players’ behavior. While we believe the estimate to be reasonable based on available game player information, we may revise such estimates in the future as more game data become available and playing patterns of the paying players of the game change. Any adjustments arising from changes in the estimates of the average paying player life are applied prospectively on the basis that such changes are caused by new information indicating a change in game player behavior patterns.

Purchases of in-game currency are not refundable after they have been sold.

We offer virtual items for purchase and use by our users on Live.me, the live video streaming mobile application that we maintain and operate. All Live.me live video shows are available free of charge and users can purchase virtual items in live video shows broadcast on Live.me with virtual currencies to show support for their favorite hosts. We recognize revenues from Live.me on a gross basis as we are the primary obligor for the fulfilment of providing mobile live broadcasts on the Live.me platform, and record payments to the performers and third-party payment platforms as cost of revenues. Proceeds received from users for the sales of virtual currencies are recorded as deferred revenue, representing prepayments received from users in the form of the virtual currencies not yet converted into virtual items, and are recognized as revenues based on the weighted average unit price of virtual currencies and the quantities of virtual currencies redeemed for virtual items which are consumed simultaneously. The weighted average unit price of virtual currencies is calculated on a monthly basis as the deferred revenue at the beginning of the month plus proceeds received during the month divided by the corresponding quantity of virtual currencies.

Internet security services and others

We market and distribute our off-the-shelf anti-virus security solutions to enterprise and individual users.

Upon the customers’ initial purchase of the enterprise solutions, the arrangements include multiple elements, generally comprising of software and post-contract customer services, or PCS. When vendor-specific objective evidence, or VSOE, of the fair value of the PCS exists, we allocate and defer revenues for the PCS based on its fair value, and recognize the difference between the total arrangement fee and the amount deferred as software license revenues. When VSOE of the fair value of the PCS does not exist, the entire arrangement fee is recognized ratably over the PCS period. The arrangement fee of the PCS purchased on a stand-alone basis is recognized into revenues ratably over the PCS period. Software updates that will be provided free of charge via downloads from our online platform at any time are evaluated on a case-by-case basis to determine whether they meet the definition of an upgrade and create a multiple-element arrangement.

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

Other revenue primarily include the sale of office application software. Customers purchasing an office application software will receive unspecified updates over the licensing period, including term-based license and perpetual license. These unspecified updates are determined to not meet the definition of an upgrade and was not sold on a stand-alone basis. Arrangements that include term-based licenses for current products with the right to use unspecified future versions of the software during the coverage period are accounted for as subscriptions, with revenue recognized ratably over the coverage period. Arrangements that include perpetual license, revenue is generally recognized as products are shipped or made available.

Other revenue also include the sale of air purifier products. We recognize revenue for the sale of such products after a sales agreement is signed, the price is fixed or determinable, products are delivered to customers, and collection of the resulting receivables is assured. Product is considered delivered to the customers once it has been shipped, and risk of loss and rewards of ownership have been transferred.

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

Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. Management estimates the fair value based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from the estimates. During the measurement period, which can be up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding amount offset to goodwill. Upon conclusion of the measurement period, any subsequent adjustments are recorded to the consolidated statements of operations. In accordance with ASC 350, Goodwill and Other Intangible Assets, recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.

We adopted Accounting Standards Update 2011-08, or ASU 2011-08, Testing Goodwill for Impairment, to test goodwill for impairment by performing a qualitative assessment before calculating the fair value of a reporting unit in step one of the goodwill impairment test. We aggregate two or more components of an operating segment as a single reporting unit if the components have similar economic characteristics. If we determine, on the basis of qualitative factors, that the fair value of a reporting unit is more likely than not to be less than the carrying amount, a two-step impairment test is required. Otherwise, further testing is not needed. We have an unconditional option to bypass the qualitative assessment in any period and proceed directly to performing the first step of the goodwill impairment test. We may resume performing the qualitative assessment in any subsequent period. Under the two-step impairment test, the first step of the impairment test involves comparing the fair value of the reporting unit with its carrying amount, including goodwill. Fair value is primarily determined by computing the future undiscounted cash flows expected to be generated by the reporting unit. If the reporting unit’s carrying value exceeds its fair value, goodwill may be impaired. If this occurs, we perform the second step of the goodwill impairment test to determine the amount of impairment loss.

The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit’s goodwill. If the implied goodwill’s fair value is less than its carrying value, the difference is recognized as an impairment loss.

If we reorganize our reporting structure in a manner that changes the composition of one or more of our reporting units, goodwill is reassigned based on the relative fair value of each of the affected reporting units in 2016. After acquisition of the online lottery business, we had two reporting units, consisting of the online lottery business and the remaining business. Upon disposal of the online lottery business on May 31, 2016, we have one reporting unit and use the discounted cash flow method to derive enterprise value as a basis of our impairment test.

Business Combinations

Except for the acquisition of Kingsoft Japan, which was accounting for as business combination under common control, we account for our business combinations using the purchase method of accounting in accordance with ASC topic 805, or ASC 805, Business Combinations. The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities we acquired, based on their estimated fair values. The consideration transferred of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings. During the measurement period, which can be up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of operations.

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

Impairment of Investments

Our investments mainly consist of cost method investments and equity method investments in privately held companies, time deposits and available-for-sale securities.

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

Government Subsidies

Government subsidies primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions, or conducting research and development projects pursuant to specific policies promoted by the local governments. There are no defined rules and regulations that govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. For government subsidies with non-operating feature and with no further conditions to be met, the amounts are recorded in “other income” when received. For government subsidies with operating feature and with no further conditions or specific use requirements to be met, the amounts are recorded in “other operating income” when received.  For government subsidies related to research and development projects, the amounts are recorded in “deferred revenue” when received and will be offset against “research and development” expenses over the project period when no further conditions are to be met.

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

Share-based Compensation

We account for share-based compensation following the provision of ASC 718, or ASC 718, Compensation—Stock Compensation, under which we determine whether an award should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees classified as equity awards are recognized in the consolidated financial statements based on their grant date fair values and the related cost is recognized over the period the employee is required to provide service in exchange for the award, which generally is the vesting period. All grants of share-based awards to employees classified as liability awards are recognized in the consolidated financial statements based on their grant date fair values and re-measured to fair value at the end of each reporting period. The liability recorded considers the fair value of the award and the number of awards that have vested to date. Re-measurement of the fair value of the liability awards is recorded as share-based compensation expenses. We have no liability awards for the years ended December 31, 2014, 2015 and 2016, and have issued restricted shares with redemption features to two employees that are considered tandem awards, having both equity and liability components, for the year ended December 31, 2013.

We have elected to recognize share-based compensation using the accelerated method, for all share-based awards granted with graded vesting based on service conditions. Forfeiture rates are estimated based on historical experience and future expectations of employee turnover rates and are periodically reviewed. If required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense related to those awards are reversed. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in the subsequent period if actual forfeitures differ from initial estimates. To the extent we revise these estimates in the future, the share-based payments could be materially impacted in the period of revision, as well as in following periods. Share-based compensation expense is recorded net of estimated forfeitures such that expense is recorded only for those share-based awards that are expected to vest. We have determined the fair value of share-based awards with the assistance of an independent third-party valuation firm.

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

The following table presents the key assumptions (other than the fair value of our ordinary shares, which is discussed above) used to estimate the fair values of the restricted shares with the option feature granted in the years indicated:

	2015	2016
Risk-free interest rates(1)	2.68%~2.97%	1.99%~2.98%
Expected volatility range(2)	53.1%~63.3%	44.6%~53.0%
Expected dividend yield(3)	0%	0%
Expected exercise multiple(4)	2.2	2.2

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

Recent Accounting Pronouncements

A list of recent accounting pronouncements that are relevant to us is included in note 2 to our consolidated financial statements, which are included in this annual report.

B.            Liquidity and Capital Resources

Cash Flows and Working Capital

We finance our operations and strategic investments primarily using our cash and cash equivalents, including our operating cash inflows, short-term investments and bank loans. Cash and cash equivalents consist of cash on hand and bank deposits, which are unrestricted to withdrawal and use, and highly liquid investments with original stated maturity of three months or less. Short-term investments consist of highly liquid investments with original maturities of greater than three months but less than 12 months and investments that are expected to be realized in cash during the next 12 months. As of December 31, 2016, we had RMB1,772.5 million (US$255.3 million) in cash and cash equivalents and short-term investments.

Between 2010 and 2015, we entered into several loan agreements with certain financial institutions, pursuant to which we borrowed unsecured Euro-denominated loans in the aggregate amount of €2.3 million (equivalent to RMB17.1 million) with a term ranging from 4.08 to 7.59 years. The loans bear interest at the rates ranging from 0% to 5.2% plus 3-month EURIBOR during the respective terms of loans. We have repaid €0.4 million (equivalent to RMB2.7 million) of the principal amount as of December 31, 2016.

In May 2015 and July 2016, we entered into two revolving loan facility agreements with certain financial institutions, pursuant to which we are entitled to borrow US$-denominated loans in the aggregate amount of US$60 million (equivalent to RMB416.2 million). As of December 31, 2016, we have drawn down US$50 million (equivalent to RMB346.9 million) with a revolving term of one month under one of the loan facilities and the loan was secured by a pledge of bank deposit US$10 million (equivalent to RMB69.4 million). The interest rate on outstanding utilized amount under the two loan facilities is calculated based on 1.65% per annum over 1-month LIBOR for both the year ended December 31, 2015 and 2016. These loan facilities are mainly used to fund our general working capital.

In June 2016, we entered into a loan facility agreement with a financial institution, pursuant to which we are entitled to borrow an unsecured US$-denominated loan of US$50 million (equivalent to RMB346.9 million) or its equivalent in Euro with an interest rate of 2.25% per annum over LIBOR for US$ drawings and 2% per annum over EURIBOR for Euro drawings. The principal amount will mature serially in 3 years from the date of each drawdown. This facility is intended for our working capital and payment of research and development expenses. As of December 31, 2016, we had drawn down US$15 million plus €5 million (equivalent to RMB140.6 million), and we had repaid US$0.5 million (equivalent to RMB3.5 million) of the principal amount.

We believe that our cash and the anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the next 12 months. However, we may require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to selectively pursue. If our existing cash resources are insufficient to meet our requirements, we may seek to sell equity or debt securities or increase our borrowing from banks.

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

The table below sets forth a breakdown of our cash by currency and location as of December 31, 2014, 2015 and 2016:

	As of December 31,
	2014 (As adjusted)	2015 (As adjusted)	2016
	(In thousands of RMB)
Cash located outside of the PRC
- in US dollar	714,507	1,135,149	741,988
- in RMB	8,970	5,175	18,986
- in HK dollar	12,914	56,955	185,617
- in Japanese yen	22,008	18,726	39,255
- in Euro	61	4,830	45,162
- in GB pound	46	620	938
- in Singapore dollar	—	138	20,866
- in Indian rupee	—	—	3,283
- in Brazil real	—	—	2,552
- in Taiwan dollar	—	—	1,821
- in Malaysian ringgit	—	—	780
- in Russian ruble	—	—	122
Cash located in the PRC
- held by subsidiaries, in RMB	287,531	464,424	303,750
- held by subsidiaries, in US dollars	—	9,055	5,395
- held by VIEs in RMB	67,434	130,195	39,422
- held by VIEs in US dollars	2,267	17,966	1,063
Total cash and cash equivalents	1,115,738	1,843,233	1,411,000

The table below sets forth a breakdown of our short-term investments by location as of December 31, 2014, 2015 and 2016:

	As of December 31,
	2014 (As adjusted)	2015 (As adjusted)	2016
	(In thousands of RMB)
Short-term investments located outside of the PRC
- Time deposits located outside the PRC	428,330	18,831	22,570
- Available-for-sale equity securities located outside the PRC	6,913	—	—
- Available-for-sale debt securities located outside the PRC	78,378	—	—
Short-term investments located in the PRC
- Time deposits located in the PRC	—	10,403	338,929
Total short-term investments	513,621	29,234	361,499

The following table sets forth a summary of our cash flows for the years indicated:

	Year Ended December 31,
	2014 (As adjusted)	2015 (As adjusted)	2016
	RMB	RMB	RMB	US$
	(In thousands)
Net cash provided by operating activities	359,222	948,487	397,551	57,259
Net cash used for investing activities	(1,109,623)	(341,439)	(982,803)	(141,551)
Net cash provided by financing activities	1,313,567	81,627	103,475	14,903
Effect of exchange rate changes on cash	(1,879)	38,820	49,544	7,134
Cash and cash equivalents at the beginning of year	554,451	1,115,738	1,843,233	265,481
Net increase (decrease) in cash and cash equivalents	561,287	727,495	(432,233)	(62,255)
Cash and cash equivalents at the end of year	1,115,738	1,843,233	1,411,000	203,226

Operating Activities

Net cash provided by operating activities for the year ended December 31, 2016 was RMB397.6 million (US$57.3 million). This amount was primarily attributable to net loss of RMB56.7 million (US$8.2 million), (i) adjusted for certain non-cash expenses, primarily share-based compensation expenses of RMB306.1 million (US$44.1 million), impairment of long-term investments of RMB141.1 million (US$20.3 million), amortization of intangible assets of RMB116.9 million (US$16.8 million), provision for doubtful accounts of RMB55.2 million (US$7.9 million) and deferred income tax benefits of RMB53.4 million (US$7.7 million); (ii) adjusted for changes in operating assets and liabilities that positively affected operating cash flow, primarily an increase in accounts payable of RMB50.2 million (US$7.2 million); and (iii) partially offset by changes in operating assets and liabilities that negatively affected operating cash flow, primarily due to an increase in prepayments and other current assets of RMB176.2 million (US$25.4 million). The amortization of intangible assets was mainly related to customer and supplier relationship, platform technology and license fee that were acquired through business acquisition and prepaid license fees for games. The increase in prepayments and other current assets was primarily due to (i) increased other receivables from advertisers; (ii) increased prepayment of revenue-sharing to third-party game developer; and (iii) increase in receivables from third-party payment platform due to virtual currency purchased by Live.me users through third-party payment platforms.

Net cash provided by operating activities for the year ended December 31, 2015 was RMB948.5 million. This amount was primarily attributable to net income of RMB174.6 million, (i) adjusted for certain non-cash expenses, primarily share-based compensation expenses of RMB315.7 million, amortization of intangible assets of RMB120.8 million, impairment of goodwill and intangible assets of RMB49.9 million and impairment of investments of RMB34.7 million; (ii) adjusted for changes in operating assets and liabilities that positively affected operating cash flow, primarily an increase in accrued expenses and other current liabilities of RMB639.0 million and an increase due to related parties of RMB52.4 million; and (iii) partially offset by changes in operating assets and liabilities that negatively affected operating cash flow, primarily due to an increase in accounts receivable of RMB308.6 million and an increase in prepayments and other current assets of RMB158.9 million. The amortization of intangible assets was mainly related to technology, license fee, customer relationship and user base that were acquired through business acquisition and prepaid license fees for games. The increase in accrued expenses and other current liabilities was mainly attributable to (i) the increase in accrued advertising, marketing and promotional expenses, which primarily resulted from unpaid expenses incurred in promoting our mobile applications, and (ii) the increase in wages and benefits payable relating to our increased headcount and increased salary levels. The increase in accounts receivable was in line with the rapid growth of our business.

Net cash provided by operating activities for the year ended December 31, 2014 was RMB359.2 million. This amount was primarily attributable to net income of RMB71.3 million, (i) adjusted for certain non-cash expenses, primarily share-based compensation expenses of RMB173.8 million, amortization of intangible assets of RMB57.3 million, depreciation of property and equipment of RMB22.4 million and settlement and changes in fair value of contingent consideration of RMB13.7 million; (ii) adjusted for changes in operating assets and liabilities that positively affected operating cash flow, primarily an increase in accrued expenses and other current liabilities of RMB224.1 million; and (iii) partially offset by changes in operating assets and liabilities that negatively affected operating cash flow, primarily an increase in accounts receivable of RMB157.6 million and an increase in prepayments and other current assets of RMB86.6 million. The amortization of intangible assets was mainly related to technology, customer relationship and user base that were acquired through business acquisition and prepaid license fees for games. The increase in accrued expenses and other current liabilities was mainly attributable to (i) the increase in accrued advertising, marketing and promotional expenses, which primarily resulted from unpaid expenses incurred in promoting our mobile applications, and (ii) the increase in wages and benefits payable relating to our increased headcount and increased salary levels. The increase in accounts receivable was in line with the rapid growth of our business.

Investing Activities

Net cash used in investing activities was RMB982.8 million (US$141.6 million)  for the year ended December 31, 2016, primarily attributable to purchase of held-to-maturity investments of RMB916.0 million (US$131.9 million), acquisition of business (net of cash acquired) of RMB326.2 million (US$47.0 million), purchase of cost method investments of RMB304.7 million (US$43.9 million), partially offset by sales and maturity of held-to-maturity investments of RMB590.6 million (US$85.1 million).

Net cash used in investing activities was RMB341.4 million for the year ended December 31, 2015, primarily attributable to purchase of time deposits of RMB481.2 million, purchase of cost method investments of RMB399.5 million, acquisition of business (net of cash acquired) of RMB249.4 million, purchase of equity method investments of RMB107.1 million, purchase of property and equipment of RMB61.9 million, purchase of intangible assets of RMB34.6 million, partially offset by sales and maturity of time deposits of RMB901.4 million and proceeds from maturity of available-for-sale securities of RMB61.1 million.

Net cash used in investing activities was RMB1,109.6 million for the year ended December 31, 2014, primarily attributable to time deposits of RMB1,388.2 million, acquisition of business (net of cash acquired) of RMB196.6 million, purchase of cost method investments of RMB157.3 million, purchase of equity method investments of RMB58.1 million, purchase of intangible assets of RMB145.1 million and purchase of available-for-sale securities of RMB110.8 million, partially offset by maturity of  time deposits of RMB959.8 million.

Financing Activities

Net cash generated from financing activities was RMB103.5 million (US$14.9 million) in 2016, compared to net cash of RMB81.6 million generated from financing activities in 2015. This increase was primarily due to proceeds from bank loans of RMB332.1 million (US$47.8 million), partially offset by payment for share repurchase of RMB179.0 million (US$25.8 million).

Net cash generated from financing activities was RMB81.6 million in 2015, primarily due to proceeds from bank loans of RMB127.3 million, partially offset by settlement of contingent consideration of RMB27.7 million in connection with the acquisition of Suzhou Jiangduoduo, Hongkong Zoom, Photo Grid and MobPartner.

Net cash generated from financing activities was RMB1,313.6 million in 2014, primarily due to proceeds of RMB1,409.2 million from our initial public offering and the concurrent private placement completed in May 2014 partially offset by purchase of shares from noncontrolling shareholders of RMB60.9 million.

Holding Company Structure

Cheetah Mobile Inc. is a holding company. We conduct most of our operations through our subsidiaries incorporated in and outside China and our VIEs in China. As a result, although other means are available for us to obtain financing at the holding company level, Cheetah Mobile Inc.’s ability to pay dividends to the shareholders and to service any debt it may incur depends on dividends paid by our subsidiaries and service fees paid by our PRC VIEs to our PRC subsidiaries under the exclusive technology development, support and consultancy agreements. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to us.

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

Capital Expenditures

We incurred capital expenditures of RMB181.7 million, RMB96.5 million and RMB117.7 million (US$17.0 million) in 2014, 2015 and 2016, respectively. Our capital expenditures were primarily attributable to purchase of computers and servers related to research and development activities, purchase of intangible assets, including intellectual property, game copyrights and tools applications, and improvement works made to our office in Beijing and other equipment. As our business expands, we may purchase more intangible assets, new servers and other equipment in the future.

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

As of December 31, 2016, our engineering team consisted of 1,654 employees, approximately 83% of whom held bachelor’s or more advanced degrees. In addition, we have a dedicated customer service team capable of operating in multiple languages that interacts with users and receives users’ input and advice regarding further product development.

D.            Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2016 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

F.            Contractual Obligations

The following table sets forth our contractual obligations by specified categories as of December 31, 2016.

	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In RMB thousands)
Operating lease obligations(1)	261,383	77,931	135,670	47,782	—
Long-term debt obligation(2)	151,491	32,694	114,502	4,295	—
Total	412,874	110,625	250,172	52,077	—

(1)         Mainly include operating lease for our office building and rental payments for employees’ accommodations, bandwidth and internet data centers.

(2)         Please see “Bank Loans” under Note 10 to our audited consolidated financial statements. The total interest to be paid for these loans is approximately RMB7.5 million (US$1.1 million).

G.            Safe Harbor

See “Forward-Looking Statements” on page 2 of this annual report.

Item 6.                   Directors, Senior Management and Employees

A.            Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jun Lei	47	Chairman of Board of Directors
Sheng Fu	39	Chief Executive Officer and Director
Tao Zou	41	Director
Yuk Keung Ng	52	Director and Principal Financial Officer†
David Ying Zhang	43	Independent Director
Ke Ding	44	Director
Jeffrey Zhaohui Li	41	Director
Wei Liu	40	Director
Richard Weidong Ji	49	Independent Director
Ming Xu	38	President
Vincent Zhenyu Jiang	43	Chief Financial Officer†
Charles Chenggong Fan	45	Chief Technology Officer
Jie Xiao	42	Senior Vice President
Yong Chen	38	Senior Vice President

Note:

†           On April 10, 2017, Mr. Vincent Zhenyu Jiang was appointed as our chief financial officer to succeed our former chief financial officer. Mr. Ka Wai Andy Yeung, who resigned in March 2017 to pursue other opportunities. Mr. Yuk Keung Ng, a director of our company and the chief financial officer and executive director of our parent company Kingsoft Corporation, has been acting as our principal financial officer since Mr. Yeung’s departure and will continue to assume such a role during the transition period for Mr. Jiang.

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

Tao Zou has been our director since December 2016.  Mr. Zou, who has worked at Kingsoft Corporation for approximately twenty years, is currently an executive director and the chief executive officer of Kingsoft Corporation. Mr. Zou is also the chief executive officer and director of Seasun Holdings Limited, a subsidiary of Kingsoft Corporation. Mr. Zou also serves as a director of Xunlei Limited (NASDAQ: XNET) and a director of 21Vianet Group, Inc. (NASDAQ: VNET). He graduated from Tianjin Nankai University in 1997.

Yuk Keung Ng has been our director since July 2012 and our principal financial officer since April 2017. Mr. Ng was appointed to be our director by Kingsoft Corporation, at which Mr. Ng serves as an executive director and the chief financial officer. Mr. Ng has more than twenty years of experience in financial management, corporate finance and merger and acquisition. Before joining Kingsoft Corporation, from 2006 to 2012, Mr. Ng was the chief financial officer of two companies listed on the Hong Kong Stock Exchange, including China NT Pharma Group Company Limited (Stock Code: 1011) and China Huiyuan Juice Group Ltd. (Stock Code: 1886). Prior to that, Mr. Ng had worked for over 12 years with PricewaterhouseCoopers from 1988 to 2001. Mr. Ng is currently an independent director of various companies listed on the Hong Kong Stock Exchange, including Sany Heavy Equipment International Holdings Company Limited (Stock Code: 631), Winsway Coking Coal Holdings Limited (Stock Code: 1733) and Zhongsheng Group Holdings Limited (Stock Code: 881). Mr. Ng is a professional accountant and a fellow member of both the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants and a member of the Institute of Chartered Accountants in England and Wales. Mr. Ng obtained a master’s degree in global business management and e-commerce in 2002 and graduated from the University of Hong Kong with a bachelor’s degree in social sciences in 1988.

David Ying Zhang has been our director since October 2010. Mr. Zhang was appointed to be our director by Matrix Partners China. Our board of directors has determined that Mr. Zhang meets the independence standards under Rule 10A-3 under the Exchange Act and applicable NYSE corporate governance rules. Mr. Zhang is a founding managing partner of Matrix Partners China, where he oversees all of its private equity investment firm’s operations. Mr. Zhang is currently also a director of Momo Inc. (NASDAQ: MOMO). Prior to joining us, since 2002, Mr. Zhang established and expanded WI Harper Group’s Beijing operations and co-managed its China portfolios. Prior to joining WI Harper Group, Mr. Zhang worked at Salomon Smith Barney, where he was responsible for analyzing, structuring and marketing companies in the internet, software and semiconductor sectors. Before then, Mr. Zhang worked at ABN AMRO Capital as a senior venture associate. Mr. Zhang received a master of science degree in biotechnology and business from Northwestern University in 1999 and a bachelor of science degree in clinical science with minor in chemistry from California State University in 1997.

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

Vincent Zhenyu Jiang has been our chief financial officer since April 2017. Mr. Jiang joined us from a start-up tech company which he founded in 2015. From 2014 to 2015, Mr. Jiang served as the chief financial officer of 9F Inc., an internet finance company in China. From 2008 to 2014, he was an attorney at Skadden, Arps, Slate, Meagher & Flom LLP. Mr. Jiang has been a CFA charterholder since 2013. He received his juris doctor degree from Cornell Law School in 2008, his master’s degree in mechanical engineering from the Pennsylvania State University in 1999, and his master’s and bachelor’s degrees in automotive engineering from Tsinghua University in 1998 and 1995, respectively.

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

B.            Compensation

Compensation of Directors and Officers

For the fiscal year ended December 31, 2016, we paid an aggregate of approximately RMB13.4 million (US$1.9 million) in cash to our executive officers, including our executive director, and an aggregate of approximately RMB972,000 (US$140,000) in cash to our non-executive directors. Our PRC entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefits. For the fiscal year ended December 31, 2016, we contributed an aggregate of approximately RMB890,000 (US$128,000) for pension, retirement benefits or other similar benefits for our executive officers, including our executive director.

Share Incentive Awards

Share Incentive Plans

We adopted a share award scheme in May 2011, as amended in September 2013 and November 2016, or the 2011 Plan, a 2013 equity incentive plan in January 2014, or the 2013 Plan, and a 2014 restricted shares plan, or the 2014 Plan. The purpose of our share incentive plans is to recruit and retain key employees, directors or consultants of outstanding ability and to motivate them to deliver the best performance for the benefit of our company.

The 2011 Plan

Under the 2011 Plan, the maximum number of shares in respect of which awards that may be granted is 100,000,000 ordinary shares of our company as at the date of such grant, excluding any shares awarded that have lapsed or have been forfeited. In May 2011, we issued 100,000,000 ordinary shares that were put on trust for the benefit of participating employees in the 2011 Plan. As of March 31, 2017, 94,832,193 restricted shares (excluding those that have been forfeited) had been granted under the 2011 Plan.

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

The 2013 Plan

Under the 2013 Plan, the maximum number of our ordinary shares that may be issued is 64,497,718 ordinary shares. As of March 31, 2017, 54,802,331 restricted shares with a purchase price (excluding those that have been forfeited) had been granted under the 2013 Plan.

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

The 2014 Plan

We adopted the 2014 Plan in April 2014. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan is 122,545,665 Class A ordinary shares. As of March 31, 2017, 52,037,178 restricted shares (excluding those that have been forfeited) had been granted under the 2014 Plan.

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

The following table summarizes, as of March 31, 2017, the restricted shares that we granted to our current directors and executive officers and to other individuals as a group under our 2011 Plan, 2013 Plan and 2014 Plan, and which remained outstanding.

	Number of Restricted Shares Outstanding	Purchase Price (US$/Share)	Date of Grant	Expiration Date
Sheng Fu	1,952,667	N/A	March 21, 2014	May 25, 2021
	19,307,951	0.34	March 21, 2014	January 1, 2024
David Ying Zhang	*	N/A	May 8, 2015	May 25, 2021
Richard Weidong Ji	*	N/A	May 8, 2015	May 25, 2021
Ming Xu	*	N/A	March 21, 2014	May 25, 2021
	*	0.34	March 21, 2014	January 1, 2024
Charles Chenggong Fan	*	0.34	April 1, 2016	April 24, 2024
Yong Chen	*	N/A	June 1, 2011	May 25, 2021
	*	0.34	January 31, 2016	April 24, 2024
Jie Xiao	*	N/A	January 1, 2012	May 25, 2021
	*	0.34	January 31, 2016	April 24, 2024
Other individuals as a group	48,927,753	N/A
Total	93,856,021

*                 Less than 1% of our total outstanding Class A and Class B ordinary shares.

All restricted shares granted prior to the completion of our initial public offering under our share incentive plans entitle the holders to our Class B ordinary shares, while all restricted shares granted thereafter entitle the holders to Class A ordinary shares.

Other Share Incentive Awards

In addition to awards granted pursuant to our share incentive plans, as of March 31, 2017, we granted an aggregate of 4,267,340 restricted shares (excluding those that have been forfeited) to certain individuals for their employment with us in connection with certain investments and acquisitions made by us. Such awards are subject to such employees’ continued employment with us for specified terms.

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

D.            Employees

We had 1,892, 2,250 and 2,831 employees as of December 31, 2014, 2015 and 2016, respectively. The following table sets forth the number of our employees, categorized by function, as of December 31, 2016:

Function	Number of Employees
Operations	311
Research and development	1,654
Sales and marketing	477
General and administrative	389
Total	2,831

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

Item 7.                   Major Shareholders and Related Party Transactions

A.            Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2017 by:

•                  each of our current directors and executive officers; and

•                  each person known to us to own beneficially more than 5% of our shares.

Percentage of beneficial ownership is based on 1,430,736,715 total outstanding ordinary shares as of March 31, 2017, representing the sum of 415,608,263 Class A ordinary shares and 1,015,128,452 Class B ordinary shares of our company.

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

	Shares Beneficially Owned		Ordinary Shares
	Class A	Class B	Beneficially	Voting
	Ordinary	Ordinary	Owned	Power
Directors and Executive Officers**:	Shares	Shares	%(1)	%(2)
Jun Lei(3)	17,660,294	—	1.2	0.2
Sheng Fu(4)	39,454,000	58,279,452	6.8	5.9
Tao Zou(5)	—	—	—	—
Yuk Keung Ng	*	—	*	*
David Ying Zhang(6)	4,656,049	22,168,675	1.9	2.1
Ke Ding(7)	—	—	—	—
Jeffrey Zhaohui Li	—	—	—	—
Wei Liu	—	—	—	—
Richard Weidong Ji(8)	*	—	*	*
Ming Xu(9)	13,477,000	40,357,764	3.7	3.9
Vincent Zhenyu Jiang	—	—	—	—
Charles Chenggong Fan	*	—	*	*
Jie Xiao(10)	9,100,000	4,999,910	1.0	0.6
Yong Chen	*	*	*	*
All directors and executive officers as a group	88,852,502	135,405,801	15.5	13.7
Principal Shareholders:
Kingsoft Corporation Limited(11)	11,800,547	662,806,049	47.2	62.8
Tencent Holdings Limited(12)	15,031,120	220,481,928	16.5	21.0
Sheng Global Limited(13)	39,454,000	46,362,126	6.0	4.8

Notes:

*                 Less than 1% of our total outstanding Class A and Class B ordinary shares.

**          Unless otherwise indicated in the notes below, the business address for our directors and executive officers is Building No. 8, Hui Tong Times Square, Yaojiayuan South Road, Beijing 100123, People’s Republic of China.

(1)         Percentage ownership is calculated by dividing the number of Class A and Class B ordinary shares beneficially owned by a given person or group by the sum of (i) 1,430,736,715 ordinary shares and (ii) the number of Class A and Class B ordinary shares that such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after March 31, 2017.

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

(4)         Represents (i) 32,500,000 Class A ordinary shares represented by restricted ADSs and 39,062,126 Class B ordinary shares held by Sheng Global Limited, a British Virgin Islands company wholly owned by Mr. Fu, (ii) 6,954,000 Class A ordinary shares and 7,300,000 Class B ordinary shares, or 66.7% of the 10,431,000 Class A ordinary shares (represented by restricted ADSs) and 10,950,000 Class B ordinary shares, respectively, held by FaX Vision Corporation, a BVI company 66.7%-owned by Sheng Global Limited, (iii) 976,344 Class B ordinary shares that have vested to Mr. Fu under our 2011 Plan, and (iii) 10,940,982 Class B ordinary shares that Mr. Fu may purchase upon vesting of restricted shares granted to him under our share incentive plans within 60 days after March 31, 2017. On February 12, 2017, Mr. Fu entered into a voting proxy agreement with Kingsoft Corporation, pursuant to which Kingsoft Corporation agreed to delegate voting rights pertaining to up to 399,445,025 Class B ordinary shares of our company that it owns to Mr. Fu. The effectiveness of the agreement is subject to Kingsoft Corporation’s shareholder approval and signing of a definitive agreement between Mr. Fu and our company in relation to a potential transfer of Mr. Fu’s interest in certain robotics business to our company (subject to approval of our audit committee and board of directors). For further details, see “Item 4. Information on the Company—A. History and Development of the Company”.

(5)         The business address of Mr. Zou is c/o Kingsoft Corporation Limited, Kingsoft Tower, No.33, Xiaoying West Road, Haidian District, Beijing 100085, People’s Republic of China.

(6)         Represents (i) an aggregate of 4,552,090 Class A ordinary shares and 22,168,675 Class B ordinary shares held by Matrix Partner China I, L.P. and Matrix Partner China I-A, L.P., or collectively, the Matrix Partners Funds, as reported on the amendment to Schedule 13G jointly filed by the Matrix Partners Funds and other persons on February 5, 2016, (ii) 69,306 Class A ordinary shares that have vested to Mr. Zhang under our share incentive plans, and (iii) 34,653 Class A ordinary shares that Mr. Zhang may receive or purchase upon vesting of restricted shares under our share incentive plans within 60 days after March 31, 2017. Mr. Zhang is the managing partner of Matrix Partner Funds and may therefore be deemed to be a beneficial owner of the shares owned by Matrix Partner Funds. The business address of Mr. Zhang is Suite 2601, Taikang Financial Tower, Yard No. 38, 3rd East Ring Road North, Chaoyang District, Beijing, People’s Republic of China.

(7)         The business address of Mr. Ding is c/o Tencent Holdings Limited, Tencent Building, Kejizhongyi Avenue, Hi-tech Park, Nanshan District, Shenzhen, 518057, People’s Republic of China.

(8)         The business address of Mr. Ji is Suite 2103 21/F, Two Exchange Square, 8 Connaught Place, Central, Hong Kong.

(9)         Represents (i) 10,000,000 Class A ordinary shares represented by restricted ADSs and 30,781,062 Class B ordinary shares held by XaDvision Global Limited, a British Virgin Islands company wholly owned by Mr. Xu, (ii) 3,477,000 Class A ordinary shares and 3,650,000 Class B ordinary shares, or 33.3% of the 10,431,000 Class A ordinary shares (represented by restricted ADSs) and 10,950,000 Class B ordinary shares, respectively, held by FaX Vision Corporation, a BVI company 33.3%-owned by XaDvision Global Limited, (iii) 488,176 Class B ordinary shares that have vested to Mr. Xu under our 2011 Plan, and (iv) 5,438,526 Class B ordinary shares that Mr. Xu may purchase upon vesting of restricted shares granted to him under our share incentive plans within 60 days after March 31, 2017.

(10)  Represents (i) 8,500,000 Class A ordinary shares and 2,500,000 Class B ordinary shares held by a holding company controlled by Ms. Xiao, (ii) 2,499,910 Class B ordinary shares that have vested to Ms. Xiao under our 2011 Plan, and (iii) 600,000 Class A ordinary shares that Ms. Xiao may purchase upon vesting of restricted shares under our share incentive plans within 60 days after March 31, 2017.

(11)  Represents (i) 5,040,877 Class A ordinary shares, (ii) 6,759,670 Class A ordinary shares represented by ADSs, and (iii) 662,806,049 Class B ordinary shares held by Kingsoft Corporation. Kingsoft Corporation is a Cayman Islands company listed on the Hong Kong Stock Exchange (Stock Code: 3888). On February 12, 2017, Kingsoft Corporation entered into a voting proxy agreement with Mr. Sheng Fu, our chief executive officer and director, pursuant to which Kingsoft Corporation agreed to delegate voting rights pertaining to up to 399,445,025 Class B ordinary shares of our company that it owns to Mr. Fu. The effectiveness of the agreement is subject to Kingsoft Corporation’s shareholder approval and signing of a definitive agreement between Mr. Fu and our company in relation to a potential transfer of Mr. Fu’s interest in certain robotics business to our company (subject to approval of our audit committee and board of directors). For further details, see “Item 4. Information on the Company—A. History and Development of the Company”. Kingsoft Corporation’s business address is Kingsoft Tower, No. 33, Xiaoying West Road, Haidian District, Beijing 100085, People’s Republic of China.

(12)  Represents (i) 745,410 Class A ordinary shares and 14,285,710 Class A ordinary shares represented by ADSs held by THL E Limited, a British Virgin Islands company wholly owned by Tencent Holdings Limited, and (ii) 220,481,928 Class B ordinary shares held by TCH Copper Limited, a British Virgin Islands company wholly owned by Tencent Holdings Limited, as reported on the Schedule 13D jointly filed by TCH Copper Limited, Tencent Holdings Limited and THL E Limited on May 19, 2014. Tencent Holdings Limited is a Cayman Islands company listed on the Hong Kong Stock Exchange (Stock Code: 700). The business address of Tencent Holdings Limited is 29/F, Three Pacific Place, No.1 Queen’s Road East, Wan Chai, Hong Kong.

(13)  Represents (i) 32,500,000 Class A ordinary shares represented by restricted ADSs and 39,062,126 Class B ordinary shares held by Sheng Global Limited and (ii) 6,954,000 Class A ordinary shares and 7,300,000 Class B ordinary shares, or 66.7% of the 10,431,000 Class A ordinary shares (represented by restricted ADSs) and 10,950,000 Class B ordinary shares, respectively, held by FaX Vision Corporation, a BVI company 66.7%-owned by Sheng Global Limited. The registered address of Sheng Global Limited is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

As of March 31, 2017, to our knowledge, on the same basis of calculation as above, 381,796,090 Class A ordinary shares represented by ADSs, or approximately 26.7% of our total outstanding ordinary shares were held by one record shareholder in the United States, namely The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. Apart from the proposed delegation of voting rights pertaining up to 399,445,025 Class B ordinary shares of our company by Kingsoft Corporation to Mr. Fu, we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. None of our major shareholders have different voting rights apart from any Class B ordinary shares that they may hold in our company.

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

Transactions and Agreements with Kingsoft Corporation and its Subsidiaries

Kingsoft Corporation is our controlling shareholder, with beneficial ownership and voting power of 47.2% and 62.8%, respectively, of our outstanding Class A and Class B ordinary shares on an as-converted basis as of March 31, 2017. Kingsoft Corporation has the power acting alone to approve any action requiring a vote of the majority of our ordinary shares.

Our company has certain common directors and officers with Kingsoft Corporation. As of the date of this annual report, Mr. Jun Lei, the chairman of our board of directors, also serves as the chairman and non-executive director of Kingsoft Corporation. Mr. Tao Zou, one of our directors, is also the chief executive officer and director of Kingsoft Corporation. Mr. Yuk Keung Ng, one of our directors and our principal financial officer, is also the chief financial officer and director of Kingsoft Corporation. Mr. Wei Liu, one of our directors, is also a vice president of Kingsoft Corporation. Mr. Sheng Fu, our chief executive officer and director, also serves as a senior vice president at Kingsoft Corporation.

Kingsoft Corporation is a company with shares listed on the Hong Kong Stock Exchange, and is accordingly subject to the requirements of the Hong Kong Listing Rules. Under the Hong Kong Listing Rules, we are a “connected person” of Kingsoft Corporation. Accordingly, transactions between us, our subsidiaries and our VIEs, on the one hand, and Kingsoft Corporation or any of its subsidiaries (excluding us and our subsidiaries and VIEs), on the other hand, are “connected transactions.” Under the Hong Kong Listing Rules, all connected transactions must be carried out on normal commercial terms, and if the value of a connected transaction exceeds the applicable thresholds, it is subject to the approval of the independent shareholders of Kingsoft Corporation.

Non-compete Undertaking

In connection with our initial public offering, we entered into a non-compete undertaking with Kingsoft Corporation in May 2014 on the following terms:

•                  We will not develop games and will only operate games that have been developed by third-party developers, except that we may acquire a majority interest in a third-party game developer if Kingsoft Corporation chooses not to acquire such interest following our referral of the opportunity to it. We may operate games developed by Kingsoft Corporation and its remaining subsidiaries subject to the relevant requirements under Chapter 14A of the Hong Kong Listing Rules, which governs connected transactions.

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

•                  We will refer all new opportunities relating to the development of games to Kingsoft Corporation and its remaining subsidiaries, except that we may continue to acquire minority interests (i.e., less than 50% interest) in third-party game developers. If, following the acquisition of a minority interest in a game developer, we are able to acquire additional interests in such developer such that we will have an aggregate interest exceeding 50%, we will first offer the right to acquire such additional interests to Kingsoft Corporation. If Kingsoft Corporation chooses not to take up such right, we may do so.

•                  All decisions by Kingsoft Corporation with respect to whether to take up the right of first offer will be made by the directors of Kingsoft Corporation that do not hold positions at our company.

•                  Kingsoft Corporation and its remaining subsidiaries will refer all new opportunities relating to information security software, web browsers, the provision of information security service across devices and the provision of online advertising services relating to the information security software business to us. If we choose not to take up such opportunities, Kingsoft Corporation and its remaining subsidiaries may do so.

Cooperation Framework Agreement

Historically, we have entered into various transactions from time to time with Kingsoft Corporation and its subsidiaries. In order to regulate such ongoing transactions, we entered into a cooperation framework agreement with Kingsoft Corporation on December 27, 2013 for an initial term until December 31, 2016. Upon expiration of the initial term, the agreement was automatically renewed for three years pursuant to its terms. This agreement governs the following transactions between our company and Kingsoft Corporation:

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

•                  Leasing transactions. Kingsoft Corporation will provide property leasing and asset leasing to our company; and

•                  Miscellaneous services. Kingsoft Corporation will provide miscellaneous services to our company, including but not limited to administration assistance services and technology support services.

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

For the years ended December 31, 2014, 2015 and 2016, we recognized aggregate fees of RMB7.8 million, RMB7.6 million and RMB26.6 million (US$3.8 million), respectively, to Kingsoft Corporation and its subsidiaries for leasing and miscellaneous services they provided to us, in addition to the licensing fees recognized pursuant to separate licensing agreements. See “—Intellectual Property Licensing Arrangements.” For the years ended December 31, 2014, 2015 and 2016, we recognized aggregate revenues of RMB1.7 million, nil and RMB109,000 (US$16,000), respectively, from Kingsoft Corporation and its subsidiaries for promotion services and online marketing services that we provided to Kingsoft Corporation and its subsidiaries.

Intellectual Property Licensing Arrangements

On January 1, 2009, Kingsoft Japan entered into an exclusive licensing agreement with Kingsoft Corporation, pursuant to which Kingsoft Corporation granted Kingsoft Japan the exclusive right to use certain office software within Japan and to sub-license such software to original equipment manufacturers in Japan solely for their self-use and sale of products and services. Pursuant to this agreement, which was later amended in October 2013, we incurred an aggregate license fee of RMB14.6 million, RMB9.1 million and RMB12.2 million (US$1.8 million) for the years ended December 31, 2014, 2015 and 2016, respectively.

We entered into an intellectual property transfer and license framework agreement with Kingsoft Corporation on April 1, 2014, pursuant to which Kingsoft Corporation agreed to transfer and license to us certain intellectual property it owns that is related to our business, for a total consideration of RMB13.6 million (US$2.0 million), tax inclusive. The intellectual property transferred includes software copyrights, registered and pending trademarks and approved and pending patents. In addition, we agreed to grant Kingsoft Corporation the right to use the patents and trademarks it transferred to us to promote Kingsoft Corporation and our company, for an aggregate consideration of RMB0.4 million (US$0.1 million), tax inclusive. Kingsoft Corporation also agreed to license to us certain patents and trademarks it did not transfer to us that are related to our business. However, these licenses do not allow us to promote lines of business in competition with Kingsoft Corporation. These licenses will terminate upon expiration or rejection of application of the relevant patents and trademarks, and will terminate automatically when Kingsoft Corporation ceases to be our major shareholder, as such term is defined in the Hong Kong Listing Rules. For the years ended December 31, 2014, 2015 and 2016, we incurred an aggregate license fee of RMB2.1 million, nil and nil, respectively, pursuant to the intellectual property transfer and license framework agreement.

Corporation Promotion Agreements

We entered into corporation promotion agreements with Zhuhai Kingsoft Office Software, a subsidiary of Kingsoft Corporation, in 2014, 2015 and 2016. Under the agreements, Zhuhai Kingsoft Office Software agreed to promote our products on its platforms. The promotion fee was priced based on effective IP clicks.  For the years ended December 31, 2014, 2015 and 2016, we incurred an aggregate promotion fee of RMB24.5 million, RMB28.2 million and RMB22.6 million (US$3.3 million), respectively, pursuant to such promotion agreements.

Purchase of Equity Interest in Kingsoft Japan

On March 18, 2014, we entered into an equity transfer agreement with Kingsoft Corporation to purchase 20% equity interest of Kingsoft Japan, a then subsidiary of Kingsoft Corporation, for an aggregate purchase price in cash of JPY614 million (equivalent to RMB37 million). In October 2014 and January 2016, we acquired an additional 26.1% equity interest in aggregate of Kingsoft Japan from other third-party shareholders of Kingsoft Japan. On Jaunary 29, 2016, we entered into supplemental agreements with Kingsoft Corporation, whereby Kingsoft Corporation agreed to appoint us as voting proxy for its 5% equity interest in Kingsoft Japan at any shareholders’ meeting of Kingsoft Japan. The acquisition was accounted for as a transaction under common control and the results of Kingsoft Japan have since then been consolidated in our consolidated financial statements retrospectively throughout the periods presented at historical carrying value.

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

Transactions with Other Affiliates

Transactions with Tencent Shenzhen

We entered into a strategic cooperation agreement dated December 27, 2013 with Shenzhen Tencent Computer Systems Company Limited, or Tencent Shenzhen, to promote various types of products of Tencent Holdings Limited, its subsidiaries and their respective associates, or collectively the Tencent Group, through various forms of promotion services on our mobile and PC applications and platforms. Tencent Shenzhen is a subsidiary of Tencent Holdings Limited, one of our major beneficial shareholders. The price of services provided between us and Tencent Shenzhen will be based on (i) the prevailing fair market price, (ii) the actual cost incurred plus a reasonable profit margin, or (iii) a price with reference to the price or reasonable profit margin of an independent third party conducting the similar transactions. The term of the cooperation agreement was from January 1, 2014 to December 31, 2015. The annual caps of all the transactions under this agreement, as amended on July 31, 2014, June 30, 2015 and November 5, 2015, was RMB100 million (US$14.4 million) and RMB340 million (US$49.0 million) for the years ended December 31, 2014 and 2015, respectively. On January 30, 2015, we entered into a supplemental agreement with Tencent Shenzhen, pursuant to which Tencent Shenzhen agrees to provide promotion services to us, subject to an annual cap of RMB100 million (US$14.4 million) for the year ended December 31, 2015.

On December 30, 2015, we entered into a new strategic cooperation agreement with Tencent Shenzhen, pursuant to which we and the Tencent Group will continue to provide promotion services to each other for the years ended December 31, 2016 and 2017, subject to annual caps of RMB495 million (US$71.3 million) and RMB587 million (US$84.5 million), respectively, for our services provided to the Tencent Group, and RMB30 million (US$4.3 million) and RMB45 million (US$6.5 million), respectively, for services provided by the Tencent Group to us. On November 19, 2016, we entered into a supplemental agreement with Tencent Shenzhen, pursuant to which the annual caps for services that we will provide to the Tencent Group were revised to RMB47.5 million (US$6.8 million) and RMB62.5 million (US$9.0 million) for the years ended December 31, 2016 and 2017, respectively.

Pursuant to the strategic cooperation agreements, as amended, for the years ended December 31, 2014, 2015 and 2016, we recognized total revenues of RMB78.4 million, RMB293.5 million and RMB153.6 million (US$22.1 million), respectively, from the Tencent Group, and recognized aggregate fees of nil, RMB41.6 million and RMB39.1 million (US$5.6 million), respectively, to the Tencent Group.

Transactions with Xiaomi

We have entered into various agreements with the subsidiaries and affiliates of Xiaomi Corporation, or Xiaomi, which is a Cayman Islands company controlled by Mr. Jun Lei, the chairman of our board of directors. Pursuant to the agreements, we and Xiaomi provide marketing and software installation services to each other. For the years ended December 31, 2014, 2015 and 2016, we recognized total revenues of RMB4.1 million, RMB117,000 and RMB28,000 (US$4,000), respectively, from Xiaomi, and we recognized aggregate fees of RMB2.9 million, RMB47.8 million and RMB59.4 million (US$8.6 million), respectively, to Xiaomi.

For additional details regarding the above and other related party transactions, see note 16 to our consolidated financial statements included in this annual report.

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

Legal Proceedings

We are subject to legal proceedings and claims in our ordinary course of business from time to time. On May 27, 2015, we filed a complaint in the district court of Northern District of California against APUS Group, an Android app developer, for defamation, trade libel, copyright infringement, federal and state false advertising, trademark dilution, unfair competition, intentional interference with prospective economic advantage, and intentional interference with contract, in connection with APUS Group’s publication of certain negative statements about our company and products. We sought an injunction, monetary damages for the harm to our business, reputation, and consumer goodwill, account of profits, punitive damages, and attorneys’ fees and costs. The case was subsequently settled and we do not believe that it had any significant effects on our financial position or profitability.

We are currently not a party to, and are not aware of any threat of, any legal, arbitration or administrative proceedings that, in the opinion of our management, are likely to have a material and adverse effect on our business, financial condition or results of operations. For a description of certain legal proceedings and arbitration that we are currently involved in, see “Note 18. Commitments and Contingencies—Litigation” to our consolidated financial statements for the years ended December 31, 2014, 2015 and 2016 included in this annual report.

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

We are a holding company incorporated in the Cayman Islands. We rely on a significant amount of dividends from our subsidiaries for our cash requirements, including any payment of dividends to our shareholders. With respect to our PRC subsidiaries, PRC regulations may restrict their abilities to pay dividends to us. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may rely on dividends paid by our subsidiaries, including PRC subsidiaries, to fund any cash and financing requirements we may have. Any limitation on the ability of our subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations of Foreign Currency Exchange and Dividend Distribution.”

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

The following table provides the high and low trading prices for our ADSs on the NYSE for the time periods indicated.

	Trading Price
	High	Low
Annual Highs and Lows
2014 (since May 8, 2014)	30.77	12.50
2015	36.63	13.33
2016	18.19	8.77
Quarterly Highs and Lows
First Quarter 2015	30.77	12.50
Second Quarter 2015	36.63	17.23
Third Quarter 2015	29.90	13.33
Fourth Quarter 2015	21.37	13.80
First Quarter 2016	18.19	13.62
Second Quarter 2016	17.13	8.77
Third Quarter 2016	13.79	8.84
Fourth Quarter 2016	13.62	8.91
First Quarter 2017	13.79	9.31
Monthly Highs and Lows
October 2016	13.62	10.67
November 2016	11.68	9.29
December 2016	10.38	8.91
January 2017	10.70	9.31
February 2017	10.55	9.35
March 2017	13.79	9.62
April 2017 (through April 25, 2017)	11.30	9.85

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

D.            Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation of Foreign Exchange and Dividend Distribution.”

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

Although the law in this regard is unclear, we treat our VIEs and each of their subsidiaries as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of our VIEs and each of their subsidiaries for United States federal income tax purposes, and based upon our income and assets and the market price of our ADSs, we do not believe we were a PFIC for the year ended December 31, 2016 and do not anticipate becoming a PFIC in the foreseeable future.

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

The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which may be affected by how, and how quickly, we use our liquid assets. Under circumstances where we determine not to deploy significant amounts of cash for active purposes or if we were treated as not owning our VIEs for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because our PFIC status for any taxable year is a factual determination that can be made only after the close of a taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. Because PFIC status is determined annually based on the facts at the relevant time, our special United States counsel expresses no opinion with respect to our PFIC status for any taxable year and also expresses no opinion with respect to our expectations regarding our PFIC status. If we were a PFIC for any year during which a U.S. holder held the ADSs or our Class A ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. holder held the ADSs or our Class A ordinary shares.

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

Item 11.                 Quantitative and Qualitative Disclosures about Market Risk

Quantitative and Qualitative Disclosure about Market Risk

Foreign Exchange Risk

Most of our revenues and costs are denominated in foreign currencies, primarily U.S. dollars, and the rest is denominated in Renminbi. Our overseas revenues, as well as costs and expenses denominated in foreign currencies, expose us to the risk of fluctuations in foreign currency exchange rates against the Renminbi. We are a net receiver of foreign currencies and therefore benefit from a weakening of the Renminbi and are adversely affected by a strengthening of the Renminbi relative to the foreign currency. To date, we have not entered into hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. Although our exposure to foreign exchange risks is generally limited, the value of your investment in the ADSs will be affected by the exchange rate between the U.S. dollar and the Renminbi because the value of our business is mainly denominated in Renminbi, while the ADSs are traded in U.S. dollars. Any significant revaluation of RMB against the U.S. dollar may materially affect our revenues and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.”

As of December 31, 2016, we had RMB-denominated cash and cash equivalents and short-term investments of RMB670.6 million, and U.S. dollar denominated cash and cash equivalents and short-term investments of US$115.5 million. Assuming we had converted RMB670.6 million into U.S. dollars at the exchange rate of RMB6.9430 for US$1.00 as of December 31, 2016, our U.S. dollar cash and cash equivalents and short-term investments would have been US$212.1 million. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash and cash equivalents and short-term investments would have been US$202.5 million instead. Assuming we had converted US$115.5 million into RMB at the exchange rate of RMB6.9430 for US$1.00 as of December 31, 2016, our RMB cash and cash equivalents and short-term investments would have been RMB1,472.8 million. If the RMB had depreciated by 10% against the U.S. dollar, our RMB cash and cash equivalents and short-term investments would have been RMB1,553.0 million instead.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest income generated by excess cash, which is mainly held in interest-bearing bank deposits, and interest expense generated from certain bank loans. We generated interest income of RMB28.2 million, RMB14.6 million, and RMB7.8 million (US$1.1 million), and interest expense of nil, RMB0.5 million and RMB7.9 million (US$1.1 million), for the years ended December 31, 2014, 2015 and 2016, respectively. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses, exchange listing fees, other program related expenses related to our ADS facility and the travel expense of our key personnel in connection with such programs. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. For the year ended December 31, 2016, we were entitled to receive approximately US$0.13 million (after withholding tax) from the depositary as reimbursement for our expenses incurred in connection with, among other things, investor relationship programs related to the ADS facility and the travel expense of our key personnel in connection with such programs. This amount has been fully paid to us as of the date of this annual report.

PART II

Item 13.                 Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.                 Material Modifications to the Rights of Security Holders and Use of Proceeds

E.            Use of Proceeds

None.

Item 15.                 Controls and Procedures

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2016.

Our management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of News Republic S.A.S. and Kingsoft Japan, of which we acquired control in 2016. As of December 31, 2016, News Republic S.A.S. constituted RMB425.7 million (US$61.3 million) and RMB365.4 million (US$52.6 million) of our total and net assets, respectively, and it contributed RMB16.0 million (US$2.3 million) and RMB39.6 million (US$5.7 million) of our revenues and net loss, respectively, for the year ended December 31, 2016. As of December 31, 2016, Kingsoft Japan constituted RMB70.5 million (US$10.1 million) and RMB50.9 million (US$7.3 million) of our total and net assets, respectively, and it contributed RMB103.2 million (US$14.9 million) and RMB6.2 million (US$0.9 million) of our revenues and net loss, respectively, for the year ended December 31, 2016.

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

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2016, as stated in its report, which appears on page F-3 of this Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, as of December 31, 2016, our disclosure controls and procedures were effective.

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

	2015		2016
	(in thousands)
Audit fees(1)	US$	2,219	US$	1,720
Audit-related fees(2)	US$	315	US$	191
Tax fees(3)	US$	301	US$	85
All other fees(4)	US$	112	US$	48

Notes:

(1)         Audit fees means the aggregate fees billed in each of the fiscal periods listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC. In 2015 and 2016, the audit refers to financial audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

(2)         Audit-related fees means the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, which were not included under “Audit Fees” above. In 2015 and 2016, the professional services are associated with certain due diligence projects.

(3)         Tax fees means the aggregated fees billed in each of the fiscal periods listed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.

(4)         All other fees in 2015 and 2016 represent the aggregate fees billed for subscription of certain U.S. GAAP reading materials from our principal auditors and other advisory services rendered by our principal auditors.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Ernst & Young Hua Ming LLP, including audit services, audit-related services, tax services and all other fees as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit. Our audit committee has approved all of our audit fees, audit-related fees, tax fees and all other fees for the year ended December 31, 2016.

Item 16D.              Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.              Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On March 16, 2016, our board of directors authorized a share repurchase program, whereby our company may repurchase up to US$100 million of our shares or ADSs for a 12-month period. The share repurchases may be made in accordance with applicable laws and regulations through open market transactions, privately negotiated transactions or other legally permissible means as determined by our management, including through Rule 10b5-1 share repurchase plans. We publicly announced the share repurchase program on March 16, 2016. The share repurchase program expired on March 15, 2017.

The table below is a summary of the shares repurchased by us during 2016. No shares were repurchased during 2016 except during the months indicated and all shares were purchased in the open market pursuant to the share repurchase program announced on March 16, 2016.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS		Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan*
May 2016	1,613,434	US$	10.6049	1,613,434	US$	82,889,695
June 2016	923,374	US$	10.9989	923,374	US$	72,733,553
Total	2,536,808	US$	10.7483	2,536,808	US$	72,733,553

*As of the date of this annual report, dollar value of ADSs that may yet be purchased under our share repurchase program announced on March 16, 2016 is nil as such program has expired on March 15, 2017.

Item 16F.              Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.             Corporate Governance

As of March 31, 2017, Kingsoft Corporation owned 62.8% of the total voting rights in our company. As a result, we are a “controlled company” under Section 303A of the NYSE Listed Company Manual. As a controlled company, we rely on certain exemptions that are available to controlled companies from the NYSE corporate governance requirements, including the requirements that:

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

Item 18.                 Financial Statements

The consolidated financial statements of Cheetah Mobile Inc., its subsidiaries, VIEs and the then subsidiaries of VIEs are included at the end of this annual report.

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

4.1*	2011 share award scheme and amendments thereto
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
4.24

Intellectual property transfer and license framework agreement the Registrant and Kingsoft Corporation, dated April 1, 2014 (incorporated by reference to Exhibit 10.46 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 22, 2014)

4.25

Share and asset purchase agreement among the Registrant, Hongkong Zoom Interactive Network Marketing Technology Limited and other parties thereto, dated June 6, 2014 (incorporated by reference to Exhibit 4.52 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 21, 2015)

4.26

Stock purchase agreement among Hongkong Cheetah Mobile Technology Limited, MobPartner S.A.S. and other parties thereto, dated March 15, 2015 (incorporated by reference to Exhibit 4.53 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 21, 2015)

4.27

Parent guarantee between the Registrant and the Sellers’ Representatives named therein, dated March 15, 2015 (incorporated by reference to Exhibit 4.54 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 21, 2015)

4.28

Share transfer agreement among Beijing Security, Weiqin Qiu and Ming Xu, dated October 19, 2015, with respect to Guangzhou Network (incorporated by reference to Exhibit 4.37 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 22, 2016)

4.29

VIE termination agreement among Beijing Security, Guangzhou Network, Weiqin Qiu and Ming Xu, dated October 19, 2015 (incorporated by reference to Exhibit 4.38 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 22, 2016)

4.30

Share transfer agreement between Beijing Security and each of Ming Xu and Wei Liu, dated October 13, 2015, with respect to Beijing Antutu (incorporated by reference to Exhibit 4.39 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 22, 2016)

4.31

VIE termination agreement among Beijing Security, Beijing Antutu, Ming Xu and Wei Liu, dated October 13, 2015 (incorporated by reference to Exhibit 4.40 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 22, 2016)

4.32

Supplemental agreements to strategic cooperation agreement between the Registrant and Shenzhen Tencent Computer Systems Company Limited, dated June 30, 2015 and November 5, 2015 (incorporated by reference to Exhibit 4.41 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 22, 2016)

4.33

Strategic cooperation agreement between the Registrant and Shenzhen Tencent Computer Systems Company Limited, dated December 30, 2015 (incorporated by reference to Exhibit 4.42 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 22, 2016)

4.34*	Supplemental agreement to strategic cooperation agreement dated December 30, 2015 between the Registrant and Shenzhen Tencent Computer Systems Company Limited, dated November 19, 2016
4.35

Supplemental agreement to share and asset purchase agreement among the Registrant, Hongkong Zoom Interactive Network Marketing Technology Limited and other parties thereto, dated March 16, 2015 (incorporated by reference to Exhibit 4.43 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 22, 2016)

Exhibit Number	Description of Document
4.36

Amendment to stock purchase agreement among Hongkong Cheetah Mobile Technology Limited, MobPartner S.A.S. and other parties thereto, dated December 15, 2015 (incorporated by reference to Exhibit 4.44 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 22, 2016)

4.37*	Facebook audience network terms in effect as of the date of this Annual Report on Form 20-F
8.1*	List of subsidiaries and VIEs
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

Date: April 26, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Cheetah Mobile Inc.

We have audited the accompanying consolidated balance sheets of Cheetah Mobile Inc. (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive income (loss), cash flows and shareholders’ equity for each of the three years in the period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2016 and 2015, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

As disclosed in note 2 to the consolidated financial statements, the Company’s consolidated financial statements as of December 31, 2015, and for the years ended December 31, 2014 and 2015 have been restated as a result of the consolidation of Kingsoft Japan Inc. as a subsidiary of the Company on January 29, 2016, which was accounted for as a transaction under common control in accordance with Accounting Standards Codification Topic 805-50-45, Business Combinations: Related Issues - Other Presentation Matters.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 26, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, the People’s Republic of China

April 26, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Cheetah Mobile Inc.

We have audited Cheetah Mobile Inc.’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Cheetah Mobile Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of News Republic S.A.S and Kingsoft Japan, which are included in the 2016 consolidated financial statements of Cheetah Mobile Inc. As of December 31, 2016, News Republic S.A.S constituted RMB425.7 million (US$61.3 million) and RMB365.4 million (US$52.6 million) of total and net assets, respectively, and it contributed RMB16.0 million (US$2.3 million) and RMB39.6 million (US$5.7 million) of revenues and net loss, respectively, for the year ended December 31, 2016. As of December 31, 2016, Kingsoft Japan constituted RMB70.5 million (US$10.1 million) and RMB50.9 million (US$7.3 million) of total and net assets, respectively, and it contributed RMB103.2 million (US$14.9 million) and RMB6.2 million (US$0.9 million) of revenues and net loss, respectively, for the year ended December 31, 2016.

In our opinion, Cheetah Mobile Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Cheetah Mobile Inc. as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive income (loss), cash flows and shareholders’ equity for each of the three years in the period ended December 31, 2016 of Cheetah Mobile Inc. and our report dated April 26, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, the People’s Republic of China

April 26, 2017

CHEETAH MOBILE INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

		As of December 31,
	Notes	2015 (As adjusted) (a)	2016
		RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents		1,843,233	1,411,000	203,226
Restricted cash	2	156,161	167,751	24,161
Short-term investments	4	29,234	361,499	52,067
Accounts receivable (net of allowance for doubtful accounts of RMB17,903 and RMB71,987 (US$10,369) as of December 31, 2015 and 2016, respectively)	5	633,440	600,885	86,545
Prepayments and other current assets	6	360,004	571,306	82,285
Due from related parties	16	60,794	44,278	6,377
Deferred tax assets	15	5,101	15,527	2,236

Total current assets		3,087,967	3,172,246	456,897

Non-current assets
Property and equipment, net	7	121,241	117,439	16,915
Intangible assets, net	8	233,092	227,251	32,731
Goodwill	9	617,863	943,922	135,953
Investment in equity investees	4	124,708	100,063	14,412
Other long-term investments	4	700,113	877,094	126,328
Deferred tax assets	15	12,843	74,809	10,775
Other non-current assets	6	28,724	28,310	4,077

Total non-current assets		1,838,584	2,368,888	341,191

Total assets		4,926,551	5,541,134	798,088

LIABILITIES, NONCONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY

Current liabilities (including current liabilities of the VIEs and a VIE’s subsidiary without recourse to the Company amounting to RMB277,364 and RMB140,487 (US$20,234) as of December 31, 2015 and 2016, respectively) (note 1)

Bank loans	10	130,273	379,544	54,666
Accounts payable		137,883	194,882	28,069
Accrued expenses and other current liabilities	11	1,309,191	1,359,758	195,846
Deferred revenue	12	56,070	48,661	7,009
Due to related parties	16	56,932	71,167	10,250
Income tax payable		29,822	12,209	1,759
Deferred tax liabilities	15	414	—	—

Total current liabilities		1,720,585	2,066,221	297,599

Non-current liabilities (including non-current liabilities of the VIEs and a VIE’s subsidiary without recourse to the Company amounting to RMB2,160 and RMB1,304 (US$188) as of December 31, 2015 and 2016, respectively) (note 1)

Bank loans	10	10,523	118,797	17,110
Deferred revenue	12	8,166	6,001	864
Deferred tax liabilities	15	99,006	112,438	16,194
Other non-current liabilities	11	73,826	36,499	5,257

Total non-current liabilities		191,521	273,735	39,425

Total liabilities		1,912,106	2,339,956	337,024

Commitments and contingencies	18

CHEETAH MOBILE INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

		As of December 31,
	Notes	2015 (As adjusted) (a)	2016
		RMB	RMB	US$
Shareholders’ equity
Class A ordinary shares (par value of US$0.000025 per share; 7,600,000,000 shares authorized; 365,961,759 and 410,608,263 shares issued as of December 31, 2015 and 2016, respectively; 350,398,737 and 380,922,773 shares outstanding as of December 31, 2015 and 2016, respectively)	19	56	65	9
Class B ordinary shares (par value of US$0.000025 per share; 1,400,000,000 shares authorized; 1,058,514,152 and 1,015,128,452 shares issued as of December 31, 2015 and 2016, respectively; 1,035,037,339 and 1,003,326,973 shares outstanding as of December 31, 2015 and 2016, respectively)	19	170	165	24
Treasury stock (nil and 25,368,080 shares as of December 31, 2015 and 2016, respectively)	21	—	(178,991)	(25,780)
Additional paid-in capital		2,416,907	2,725,675	392,579
Accumulated other comprehensive income	19	119,116	228,145	32,858
Retained earnings	19	317,818	237,293	34,177

Total Cheetah Mobile Inc. shareholders’ equity		2,854,067	3,012,352	433,867
Noncontrolling interests		160,378	188,826	27,197
Total equity		3,014,445	3,201,178	461,064

Total liabilities, noncontrolling interests and shareholders’ equity		4,926,551	5,541,134	798,088

Note:

(a)

Kingsoft Japan Inc. (“Kingsoft Japan”) became a subsidiary of the Company on January 29, 2016, which was accounted for as an under common control transaction in accordance with ASC 805-50. The Company retrospectively adjusted the above comparative consolidated balance sheets in prior year. (Note 3)

The accompanying notes are an integral part of these consolidated financial statements.

CHEETAH MOBILE INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

		Year ended December 31,
	Notes	2014 (As adjusted) (a)	2015 (As adjusted) (a)	2016
		RMB	RMB	RMB	US$
Revenues(b)	13	1,858,182	3,773,877	4,564,650	657,446
Cost of revenues(b)		(438,661)	(956,353)	(1,543,817)	(222,356)

Gross profit		1,419,521	2,817,524	3,020,833	435,090
Operating income and expenses (b)
Research and development		(443,214)	(695,185)	(905,854)	(130,470)
Selling and marketing		(601,433)	(1,505,951)	(1,650,581)	(237,733)
General and administrative		(274,991)	(447,984)	(561,834)	(80,921)
Impairment of goodwill and intangible assets		(8,304)	(49,882)	(2,889)	(416)
Other operating income		1,087	98,376	87,877	12,657
		(1,326,855)	(2,600,626)	(3,033,281)	(436,883)
Operating profit (loss)		92,666	216,898	(12,448)	(1,793)
Other income (expenses)
Interest income, net		28,221	14,550	7,783	1,121
Changes in fair value of redemption right and put options granted		4,375	22	(94)	(14)
Settlement and changes in fair value of contingent considerations	3/23	(13,749)	7,011	(3,377)	(486)
Foreign exchange gain (loss), net		25	(213)	3,747	540
Impairment of investments	4	(9,136)	(34,728)	(141,069)	(20,318)
Other income, net	3/4	2,862	46,981	87,925	12,664
Losses from equity method investments, net		(6,064)	(12,144)	(11,363)	(1,637)
Income (Loss) before income taxes		99,200	238,377	(68,896)	(9,923)
Income tax (expenses) benefits	15	(27,895)	(63,740)	12,189	1,756
Net income (loss)		71,305	174,637	(56,707)	(8,167)
Less: net income (loss) attributable to noncontrolling interests		2,988	(1,710)	23,818	3,431
Net income (loss) attributable to Cheetah Mobile Inc.		68,317	176,347	(80,525)	(11,598)

CHEETAH MOBILE INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

		Year ended December 31,
	Notes	2014 (As adjusted) (a)	2015 (As adjusted) (a)	2016
		RMB	RMB	RMB	US$
Earnings (losses) per share	20
Basic		0.0530	0.1285	(0.0580)	(0.0084)
Diluted		0.0509	0.1236	(0.0580)	(0.0084)
Earnings (losses) per ADS (1 ADS represents 10 Class A ordinary share)	20
Basic		0.5301	1.2845	(0.5805)	(0.0836)
Diluted		0.5092	1.2360	(0.5805)	(0.0836)
Weighted average number of shares used in computation of ordinary shares:
Class A ordinary shares
Basic		124,564,984	314,229,617	368,910,885	368,910,885
Diluted		1,341,732,457	1,426,810,939	1,387,254,551	1,387,254,551
Class B ordinary shares
Basic		1,085,936,036	1,058,633,704	1,018,343,666	1,018,343,666
Diluted		1,208,004,257	1,079,059,263	1,018,343,666	1,018,343,666

Other comprehensive (loss) income, net of tax of nil	19
Foreign currency translation adjustments		(6,083)	115,515	132,450	19,077
Unrealized gains on available-for-sale securities, net		18,119	9,729	1,241	179
Reclassification adjustments for gains included in net income (loss)		(21,121)	(6,814)	(21,666)	(3,121)
Other comprehensive (loss) income		(9,085)	118,430	112,025	16,135

Total comprehensive income		62,220	293,067	55,318	7,968
Less: Total comprehensive income (loss) attributable to noncontrolling interests		3,597	(195)	26,814	3,862
Total comprehensive income attributable to Cheetah Mobile Inc.		58,623	293,262	28,504	4,106

Note:

(a)

Kingsoft Japan became a subsidiary of the Company on January 29, 2016, which was accounted for as an under common control transaction in accordance with ASC 805-50. The Company retrospectively adjusted the above comparative consolidated statements of comprehensive income (loss) in prior years. (Note 3)

(b)	The amount of transactions with related parties recorded in revenue, cost of revenues and operating income (expenses) are as follows:

	Year ended December 31,
	2014 (As adjusted) (a)	2015 (As adjusted) (a)	2016
	RMB	RMB	RMB	US$
Revenues	82,191	307,986	155,849	22,447
Cost of revenues	(19,317)	(20,932)	(58,118)	(8,371)
Research and development	(5,942)	(6,448)	(4,788)	(690)
Selling and marketing	(27,379)	(108,422)	(76,933)	(11,081)
General and administrative	(5,158)	(5,072)	(25,620)	(3,690)

Details of the related party transactions are set out in note 16(b) to the consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

CHEETAH MOBILE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

	Year ended December 31,
	2014 (As adjusted) (a)	2015 (As adjusted) (a)	2016
	RMB	RMB	RMB	US$
Cash flows from operating activities
Net income (loss)	71,305	174,637	(56,707)	(8,167)
Adjustments to reconcile net income (loss) to net cash from operating activities
Depreciation of property and equipment	22,374	26,002	46,455	6,691
Amortization of intangible assets	57,257	120,834	116,903	16,838
Provision for doubtful accounts	5,464	13,188	55,152	7,944
Impairment of goodwill and intangible assets	8,304	49,882	2,889	416
Impairment of investments	9,136	34,728	141,069	20,318
Loss on disposal of property and equipment	10	1,247	118	17
Loss (gain) on disposal of intangible assets	—	3,539	(5,397)	(777)
Gain on disposal of a VIE’s subsidiary	—	—	(28,071)	(4,043)
Gain on disposal/deemed disposal of equity method investments	—	(44,483)	(30,625)	(4,411)
Gain on disposal of cost method investments	—	—	(721)	(104)
(Gain) loss on disposal of available-for-sale securities	(1,967)	202	(24,338)	(3,505)
Settlement and changes in fair value of contingent consideration	13,749	(7,011)	3,377	486
Changes in fair value of redemption right and put options granted	(4,375)	(22)	94	14
Losses from equity method investments	6,064	12,144	11,363	1,637
Gain on dividends received from a cost method investee	—	—	(123)	(18)
Deferred income tax expenses (benefits)	12,906	(7,080)	(53,432)	(7,696)
Share-based compensation expenses	173,771	315,740	306,149	44,095
	373,998	693,547	484,155	69,735

Changes in operating assets and liabilities
Restricted cash	—	(378)	(3,790)	(546)
Accounts receivable	(157,605)	(308,570)	26,067	3,754
Prepayments and other current assets	(86,559)	(158,926)	(176,188)	(25,377)
Due from related parties	(35,134)	(43,332)	15,353	2,211
Other non-current assets	(15,917)	(2,727)	(217)	(31)
Accounts payable	33,325	28,864	50,231	7,235
Accrued expenses and other current liabilities	224,093	639,041	8,037	1,157
Deferred revenue	29,700	15,097	(5,548)	(800)
Due to related parties	5,036	52,373	14,203	2,046
Income tax payable	(7,330)	22,589	(14,752)	(2,125)
Other non-current liabilities	(4,385)	10,909	—	—
Net cash provided by operating activities	359,222	948,487	397,551	57,259

Cash flows from investing activities
Purchase of property and equipment	(36,561)	(61,901)	(74,161)	(10,681)
Purchase of intangible assets	(145,108)	(34,590)	(43,530)	(6,270)
Purchase of cost method investments	(157,304)	(399,522)	(304,687)	(43,884)
Purchase of available-for-sale securities	(110,774)	—	(6,647)	(957)
Purchase of equity method investments	(58,092)	(107,131)	(6,542)	(942)
Purchase of time deposits	(1,388,167)	(481,207)	(915,963)	(131,926)
Proceeds from maturity of time deposits	959,837	901,364	590,566	85,059
Acquisition of business, net of cash acquired	(196,570)	(249,424)	(326,168)	(46,978)
Dividends from a cost method investee	—	—	96	14
Proceeds from disposal of a VIE’s subsidiary	—	—	8,184	1,179
Proceeds from sales of property and equipment	100	490	60	9
Proceeds from sales of intangible assets	—	3,320	—	—
Proceeds from sales of available-for-sale securities	17,076	7,016	49,565	7,139
Proceeds from maturitiy of available-for-sale securities	—	61,146	—	—
Proceeds and deposits from disposal of equity method investments	—	13,000	16,125	2,322
Proceeds and advance from disposal of cost method investments	—	—	32,694	4,709
Entrusted loan to equity investees	—	—	(13,000)	(1,872)
Entrusted loan to a third party	—	(3,000)	—	—
Repayment of entrusted loans from a third party	1,000	—	3,000	432
Repayment of entrusted loan from an equity investee	—	—	6,031	869
Repayment of entrusted loans from an investor of an equity investee	4,940	9,000	1,574	227
Net cash used for investing activities	(1,109,623)	(341,439)	(982,803)	(141,551)

CHEETAH MOBILE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

	Year ended December 31,
	2014 (As adjusted) (a)	2015 (As adjusted) (a)	2016
	RMB	RMB	RMB	US$
Cash flows from financing activities
Proceeds from bank loans	—	127,332	332,078	47,829
Repayment for bank loans	—	—	(8,873)	(1,278)
Restricted cash for bank loans	—	(25,466)	(39,190)	(5,645)
Proceeds and advance from exercise of restricted shares with an option feature	2	4,092	37,329	5,376
Settlement of contingent consideration	(4,265)	(27,706)	(30,871)	(4,446)
Share repurchase	—	—	(178,991)	(25,780)
Purchase of shares from noncontrolling shareholders	(60,931)	—	(8,007)	(1,153)
Capital contribution from noncontrolling shareholders	6,750	3,375	—	—
Distribution to a shareholder due to under common control acquisition	(37,166)	—	—	—
Proceeds from the initial public offering(“IPO”) and concurrent private placement	1,409,177	—	—	—
Net cash provided by financing activities	1,313,567	81,627	103,475	14,903

Effect of exchange rate changes on cash and cash equivalents	(1,879)	38,820	49,544	7,134
Net increase (decrease) in cash and cash equivalents	561,287	727,495	(432,233)	(62,255)
Cash and cash equivalents at beginning of year	554,451	1,115,738	1,843,233	265,481
Cash and cash equivalents at end of year	1,115,738	1,843,233	1,411,000	203,226

Supplemental disclosures
Income taxes paid	(21,427)	(24,526)	(67,962)	(9,789)
Interest expense paid	—	(547)	(7,306)	(1,052)
Non-cash investing and financing activities:
Acquisition of property and equipment and intangible assets included in accrued expenses and other liabilities	755	43,785	10,902	1,570
Acquisition of a cost method investment included in accrued expenses and other liabilities	—	5,104	—	—
Acquisition of an equity method investment included in accrued expenses and other liabilities	—	3,247	—	—
Disposal of an equity method investment included in prepayments and other current assets	—	—	22,143	3,189
Contingent consideration payable for business acquisitions	53,592	23,338	25,067	3,610
Non-cash acquisition of an equity method investment	5,000	—	—	—
Non-cash acquisition of a cost method investment	—	64,110	—	—
Non-cash acquisition of business	3,000	23,309	—	—

Note:

(a)

Kingsoft Japan became a subsidiary of the Company on January 29, 2016, which was accounted for as an under common control transaction in accordance with ASC 805-50. The Company retrospectively adjusted the above comparative consolidated statements of cash flows in prior years. (Note 3)

The accompanying notes are an integral part of these consolidated financial statements.

CHEETAH MOBILE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thoussands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

	Number of Ordinary Shares	Ordinary Shares	Number of Class A Ordinary Shares		Class A Ordinary Shares	Number of Class B Ordinary Shares		Class B Ordinary Shares	Additional paid-in capital	Treasury stock	Accumulated other comprehensive income/(loss)	Retained earnings	Total Cheetah Mobile Inc. shareholder’s equity	Noncontrolling interests	Total equity
		RMB			RMB			RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2014 (As adjusted) (a)	900,551,482	150	—		—	—		—	71,578	—	11,895	73,154	156,777	18,988	175,765

Net income	—	—	—		—	—		—	—	—	—	68,317	68,317	2,988	71,305
Issuance of ordinary shares upon IPO and concurrent private placement, net of offering costs	—	—	173,714,285		27	—		—	1,409,150	—	—	—	1,409,177	—	1,409,177
Re-designation of ordinary shares to Class B ordinary shares	(900,551,482)	(150)	—		—	900,551,482		150	—	—	—	—	—	—	—
Reclassification of ordinary shares from mezzanine equity to Class B ordinary shares	—	—	—		—	224,905,170		35	441,906	—	—	—	441,941	—	441,941
Conversion of Class B ordinary shares to Class A ordinary shares by shareholders	—	—	45,000,000		7	(45,000,000)		(7)	—	—	—	—	—	—	—
Share-based compensation	—	—	—		—	—		—	129,269	—	—	—	129,269	416	129,685
Exercise and vesting of share-based awards	—	—	41,331,627		8	15,000,000		2	44,939	—	—	—	44,949	—	44,949
Distribution to a shareholder due to under common control aquisition (note3)	—	—	—		—	—		—	(37,166)	—	—	—	(37,166)	—	(37,166)
Other comprehensive (loss) income	—	—	—		—	—		—	—	—	(9,694)	—	(9,694)	609	(9,085)
Share of reserves of an equity investee	—	—	—		—	—		—	1,013	—	—	—	1,013	—	1,013
Noncontrolling interest in connection with business combination (note 3)	—	—	—		—	—		—	—	—	—	—	—	71,550	71,550
Capital contribution from a noncontrolling interest shareholder (note 3)	—	—	—		—	—		—	1,250	—	—	—	1,250	8,500	9,750
Share purchase from noncontrolling interest shareholders (note 3)	—	—	—		—	—		—	(53,749)	—	—	—	(53,749)	(7,182)	(60,931)
Balance at December 31, 2014 (As adjusted) (a)	—	—	260,045,912	*	42	1,095,456,652	*	180	2,008,190	—	2,201	141,471	2,152,084	95,869	2,247,953

Net income (loss)	—	—	—		—	—		—	—	—	—	176,347	176,347	(1,710)	174,637
Conversion of Class B ordinary shares to Class A ordinary shares by shareholders	—	—	69,100,000		11	(69,100,000)		(11)	—	—	—	—	—	—	—
Share-based compensation	—	—	—		—	—		—	315,083	—	—	—	315,083	791	315,874
Exercise and vesting of share-based awards	—	—	14,527,696		2	8,680,687		1	3,954	—	—	—	3,957	—	3,957
Issuance of ordinary shares for business acquisition (note 3)	—	—	2,173,039		—	—		—	23,309	—	—	—	23,309	—	23,309
Issuance of ordinary shares in relation to investment in an equity investee	—	—	4,552,090		1	—		—	64,109	—	—	—	64,110	—	64,110
Other comprehensive income	—	—	—		—	—		—	—	—	116,915	—	116,915	1,515	118,430
Share of reserves of an equity investee	—	—	—		—	—		—	576	—	—	—	576	—	576
Noncontrolling interest in connection with business combination (note 3)	—	—	—		—	—		—	—	—	—	—	—	62,224	62,224
Capital contribution from a noncontrolling interest shareholder (note 3)	—	—	—		—	—		—	1,686	—	—	—	1,686	1,689	3,375
Balance at December 31, 2015 (As adjusted) (a)	—	—	350,398,737	**	56	1,035,037,339	**	170	2,416,907	—	119,116	317,818	2,854,067	160,378	3,014,445

Net (loss) income	—	—	—		—	—		—	—	—	—	(80,525)	(80,525)	23,818	(56,707)
Conversion of Class B ordinary shares to Class A ordinary shares by shareholders	—	—	43,385,700		7	(43,385,700)		(7)	—	—	—	—	—	—	—
Share-based compensation	—	—	—		—	—		—	305,689	—	—	—	305,689	139	305,828
Exercise and vesting of share-based awards	—	—	12,506,416		2	11,675,334		2	21,911	—	—	—	21,915	—	21,915
Other comprehensive income	—	—	—		—	—		—	—	—	109,029	—	109,029	2,996	112,025
Share of reserves of an equity investee	—	—	—		—	—		—	240	—	—	—	240	—	240
Share purchase from noncontrolling interest shareholders (note 3)	—	—	—		—	—		—	(6,109)	—	—	—	(6,109)	(1,898)	(8,007)
Repurchase of common stock (note 21)	—	—	—		—	—		—	—	(178,991)	—	—	(178,991)	—	(178,991)
Disposal of a VIE’s subsidiary (note 3)	—	—	—		—	—		—	—	—	—	—	—	3,393	3,393
Distribution to a Shareholder due to under common control transaction	—	—	—		—	—		—	(12,963)	—	—	—	(12,963)	—	(12,963)
Balance at December 31, 2016	—	—	406,290,853	***	65	1,003,326,973	***	165	2,725,675	(178,991)	228,145	237,293	3,012,352	188,826	3,201,178

Balance at December 31, 2016,in US$	—	—	406,290,853		9	1,003,326,973		24	392,579	(25,780)	32,858	34,177	433,867	27,197	461,064

Note:

(a)

Kingsoft Japan became a subsidiary of the Company on January 29, 2016, which was accounted for as an under common control transaction in accordance with ASC 805-50. The Company retrospectively adjusted the above comparative consolidated statements of changes in shareholders’ equity in prior years. (Note 3)

*

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

***

As at December 31, 2016, 4,317,410 Class A ordinary shares were deemed issued but not outstanding and excluded, representing 1,751,450 Class A ordinary shares issued but not transferred to the grantees under the 2013 incentive Scheme, and 1,991,925  Class A ordinary shares issued but not transferred to employee beneficial owners in relation to the acquisition of the HK Zoom business (note 3); 574,035  Class A ordinary shares issued but not transferred to employee beneficial owners in relation to the investment in equity investee; 11,801,479  Class B ordinary shares issued but not transferred to the grantees under the 2011 Share Award Scheme were deemed issued but not outstanding and excluded. 25,368,080 Class A ordinary shares were repurchased but not cancelled and recorded as treasury stock at historical purchase price (note 21).

The accompanying notes are an integral part of these consolidated financial statements.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

1.              ORGANIZATION AND PRINCIPAL ACTIVITIES

Cheetah Mobile Inc. (formerly known as Kingsoft Internet Security Software Holdings Limited) (the “Company”) is a limited company incorporated in the Cayman Islands under the laws of Cayman Islands on July 30, 2009. The Company and its consolidated subsidiaries and variable interest entities (“VIEs”) (collectively referred to the “Group”) are principally engaged in the provision of online marketing services, internet value-added services and internet security services and others. The Company conducts its primary business operations through its subsidiaries and VIEs. The immediate holding company and the ultimate holding company of the Company is Kingsoft Corporation Limited (“Kingsoft”), a company listed on the Stock Exchange of Hong Kong Limited.

In 2009, Kingsoft undertook a corporate reorganization to establish the Group, which started to specialize in internet security services on a stand-alone basis with separate management oversight distinct from Kingsoft. Subsequent to the reorganization in 2009, all revenues and costs generated by the internet security services, are reflected in the consolidated financial statements of the Group.

Details of the Company’s principal subsidiaries and VIEs as of December 31, 2016 are as follows:

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Company	Date of incorporation/ registration	Place of incorporation/ registration	Percentage of ownership	Principal activities
Principle subsidiaries of the Company:
Cheetah Technology Corporation Limited (“Cheetah Technology”)	August 26, 2009	Hong Kong	100%	Investment holding, provision of online advertising services and provision of online games publishing services.
Zhuhai Juntian Electronic Technology Co., Ltd. (“Zhuhai Juntian”)	September 28, 2000	The People’s Republic of China (“PRC”)	100%	Investment holding, research and development and provision of internet security services
Beijing Kingsoft Internet Security Software Co., Ltd. (“Beijing Security”)	November 30, 2009	The PRC	100%	Provision of online marketing services, internet security services and research and development of online applications
Conew Network Technology (Beijing) Co., Ltd. (“Conew Network”)	March 19, 2009	The PRC	100%	Research and development of mobile applications and provision of online marketing services
Cheetah Mobile America, Inc. (“Cheetah Mobile America”)	November 28, 2012	United States	100%	Provision of mobile marketing, value-added services, and research and development services
Hongkong Zoom Interactive Network Marketing Technology Limited (“HK Zoom”)	July 4, 2014	Hong Kong	100%	Provision of online marketing services
Hong Kong Youloft Technology Limited (“Youloft HK”)	August 1, 2014	Hong Kong	51.9%	Provision of online marketing services
Chongqing Calendar Technology Co., Ltd. (“Chongqing Calendar”)	December 3, 2014	The PRC	100%	Provision of online marketing services
Cheetah Information Technology Company Limited (“Cheetah Information”)	March 9, 2015	Hong Kong	100%	Investment holding
MobPartner S.A.S. (“MobPartner”)	February 23, 2010	France	100%	Provision of online marketing services
MobPartner Inc.	September 20, 2013	United States	100%	Provision of online marketing services
Moxiu Technology (Beijing) Co., Ltd. (“Moxiu Technology”)	June 12, 2008	The PRC	52.1%	Provision of mobile application development and provision of online marketing services
Cheetah Mobile Singapore Pte. Ltd. (“Cheetah Mobile Singapore”)	May 27, 2015	Singapore	100%	Provision of online advertising services
News Republic S.A.S. (“News Republic”)	March 12, 2008	France	100%	Provision of global mobile news services
Hong Kong Live.Me Corporation Limited (“Hong Kong Live.Me”)	October 17, 2016	Hong Kong	100%	Provision of internet value-added services

Taiwan Cheetah Mobile Corporation (“Taiwan Cheetah”)	January 21, 2016	Taiwan	100%	Sale of electronic products
Kingsoft Japan Inc. (“Kingsoft Japan”) (i)	March 9, 2005	Japan	46.1%	Provision of online marketing services, development and sale of the security software and office application software
VIEs
Beijing Conew Technology Development Co., Ltd. (“Beijing Conew”)	December 22, 2005	The PRC	Nil	Dormant
Beijing Cheetah Mobile Technology Co., Ltd.(“Beijing Mobile”)	April 15, 2009	The PRC	Nil	Provision of online marketing services
Beijing Cheetah Network Technology Co., Ltd. (“Beijing Network”)	July 18, 2012	The PRC	Nil	Provision of internet value-added services and online game services

(i)                                     On January 29, 2016, the Group obtained additional 4.6% equity interest of Kingsoft Japan, and further obtained 5% voting rights of Kingsoft Japan from Kingsoft. As a result, the Group had a total of 51.1% voting rights in Kingsoft Japan and accounted for it as a business combination under common control in accordance with ASC 805-50.(Note 3)

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

VIE arrangements

In order to comply with the PRC laws and regulations which prohibit foreign control of companies involved in internet value-added business, the Group operates its website and conducts substantially the majority of its internet value-added services in the PRC through the VIEs and its wholly-owned subsidiaries. Except for Beijing Conew, the registered capital of the VIEs was funded by Beijing Security and Conew Network (each or collectively referred to as the “Primary Beneficiaries”) through loans extended to the VIEs’ shareholders, Sheng Fu, Ming Xu, Wei Liu, who are executives and/or directors of the Group, as well as Ms.Weiqin Qiu, an affiliate of the Group. The effective control of the VIEs is held by the Primary Beneficiaries, through a series of contractual agreements (the “Contractual Agreements”). As a result of the Contractual Agreements, the Primary Beneficiaries have the power to direct the activity that most significantly impacts the economic performance of the VIEs and receive the economic benefits of the VIEs.

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

Loan agreements

Pursuant to the loan agreements between the Primary Beneficiaries and the Nominee Shareholders, the Primary Beneficiaries granted interest free loans in an aggregate amount of RMB16,800 (US$2,420) to the Nominee Shareholders’ for their sole purpose of contributing to the registered capital of the VIEs. The loans have no definite maturity date. At the option of the Primary Beneficiaries, repayment may be requested at any time, which may be in the form of transferring the VIE’s equity interest to the Primary Beneficiaries or its designees. The Nominee Shareholders may offer to repay part or the entire loans at any time, to the extent permitted by PRC laws, in the form of transferring the VIE’s equity interest to the Primary Beneficiaries or its designees.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

The Company, in consultation with its PRC legal counsel, believes that (i) the ownership structure of the Group, including its subsidiaries in the PRC and VIEs is in compliance with all existing PRC laws and regulations; (ii) each of the Contractual Agreements amongst the Primary Beneficiaries, the VIEs and the Nominee Shareholders of the VIEs governed by PRC laws, are legal, valid and binding, enforceable against such parties, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) each of the Company’s PRC subsidiaries and VIEs have the necessary corporate power and authority to conduct its business as described in its business scope under its business license, which is in full force and effect, and the Group’s business operations in the PRC are in compliance with existing PRC laws and regulations.

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

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

The carrying amounts and classifications of the assets and liabilities of the VIEs are as follows:

	As of December 31,
	2015	2016
	RMB	RMB	US$

Cash and cash equivalents	148,161	40,485	5,831
Restricted cash	—	3,480	501
Short-term investments	—	26,250	3,781
Accounts receivable	204,798	18,027	2,596
Prepayments and other current assets	148,896	147,670	21,269
Due from related parities	134,349	272,740	39,283
Deferred tax assets	—	7,324	1,055
Total current assets	636,204	515,976	74,316

Property and equipment , net	52,114	45,544	6,560
Intangible assets, net	5,864	7,085	1,020
Goodwill	962	962	139
Investment in equity investees	49,442	34,740	5,004
Other long term investments	125,265	62,565	9,011
Other non-current assets	4,396	2,833	408
Deferred tax assets	—	11,002	1,585
Total non-current assets	238,043	164,731	23,727

Total assets	874,247	680,707	98,043

Accounts payable	62,745	27,111	3,905
Accrued expenses and other current liabilities	139,927	84,190	12,126
Due to related parties (i)	523,781	420,219	60,524
Deferred revenue	29,296	21,255	3,061
Income tax payable	—	779	112
Total current liabilities	755,749	553,554	79,728

Other non-current liabilities	2,160	478	69
Deferred revenue	—	826	119
Total non-current liabilities	2,160	1,304	188
Total liabilities	757,909	554,858	79,916

(i)                                           As of December 31, 2015 and 2016, the balances due to related parties of the VIEs mainly represented amounts due to subsidiaries of the Group of RMB478,385 and RMB413,067 (US$59,494), respectively, which were eliminated upon consolidation by the Company.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

The financial performance and cash flows of the VIEs as follows:

	Year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
Revenues	1,536,443	1,817,642	517,926	74,597
Cost of revenues	596,371	1,338,932	342,979	49,399
Net income (loss)	13,847	(43,325)	(7,680)	(1,106)
Net cash provided by (used in) operating activities	188,513	110,090	(65,187)	(9,389)
Net cash used in investing activities	(267,346)	(31,043)	(42,489)	(6,120)
Net cash provided by (used in) financing activities	6,750	(588)	—	—

The revenue producing assets that are held by the VIEs comprise of leasehold improvements, servers, licensed software, network equipment, acquired trade name and acquired domain name. Substantially all of such assets are recognized in the Group’s consolidated financial statements, except for certain Internet Content Provider Licenses, internally developed software, trademarks and patent applications which were not recorded on the Company’s consolidated balance sheets as they do not meet all the capitalization criteria. The VIEs also hire assembled work force on sales, research and development and operations whose costs are expensed as incurred.

There was no pledge or collateralization of the VIEs’ assets. Creditors of the VIEs have no recourse to the general credit of the Primary Beneficiaries.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

On January 29, 2016, because of the Group’s acquisition of Kingsoft Japan, which is under common control by Kingsoft (note 3), the Group’s consolidated financial statements as of December 31, 2015 and 2016, and for the years ended December 31, 2014, 2015 and 2016 incorporated the results of operations of Kingsoft Japan as if it had been consolidated from the date when it first came under the control of Kingsoft, the controlling party. The Group’s consolidated financial statements as of December 31, 2015, and for the years ended December 31, 2014 and 2015 have been adjusted accordingly.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs. All significant intercompany transactions and balances between the Company, its subsidiaries and VIEs are eliminated upon consolidation. Results of subsidiaries, businesses acquired from third parites and VIEs are consolidated from the date on which control is transferred to the Company. Results of the entities and businesses acquired from Kingsoft are consolidated from the date when Kingsoft Japan first came under the control of Kingsoft, regardless of the date of the common control acquisition.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Management evaluates estimates, including those related to the allowance for doubtful accounts, average paying player lives of exclusive online games, weight average unit price of virtual currencies of live.me, the purchase price allocation and fair value of noncontrolling interests and the contingent consideration with respect to business combinations, useful lives of long-lived assets and intangible assets, impairment of long-lived assets, impairment of cost method investment, impairment of equity method investment, impairment of available-for-sale securities, impairment of intangible assets, impairment of goodwill, gain or loss on disposal of investments, valuation allowance for deferred tax assets, uncertain tax positions, share-based compensation, redemption right liabilities, fair values of available-for-sale securities and loss contingencies, among others. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

Comparative Information

Certain items in the consolidated financial statements have been reclassified to conform to the current year’s presentation to facilitate comparison. The Group’s financial statements as of December 31, 2015 and for the years ended December 31, 2014 and 2015 have been adjusted because of the acquisition of Kingsoft Japan.

Foreign currency translation and transactions

The functional currency of the Company is the US$. The Company’s subsidiaries and VIEs determined their functional currency based on the criteria of ASC 830, Foreign Currency Matters. The Group uses RMB as its reporting currency. The Group uses the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive income, a component of shareholders’ equity.

Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included as a component of “Other income” in the consolidated statements of comprehensive income (loss).

Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.9430 to US$1.00 on December 31, 2016 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Business combinations and noncontrolling interests

Except for the acquisition of Kingsoft Japan, which was accounted for as a business combination under common control, the Group accounts for its business combinations using the purchase method of accounting in accordance with ASC 805, Business Combinations. The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets, and liabilities the Group acquired, based on their estimated fair values. The consideration transferred of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings. During the measurement period, which can be up to one year from the acquisition date, the Group may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of operations.

In a business combination achieved in stages, the Group remeasures its previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in earnings.

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

For the Company’s majority-owned subsidiaries and VIEs, a noncontrolling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Company. Consolidated net income (loss) on the consolidated statements of comprehensive income (loss) includes the net income (loss) attributable to noncontrolling interests. The cumulative results of operations attributable to noncontrolling interests are recorded as noncontrolling interests in the Group’s consolidated balance sheets.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and bank deposits, which are unrestricted to withdrawal and use. All highly liquid investments with original stated maturity of three months or less are classified as cash equivalents.

Restricted cash

Restricted cash consists primarily of the cash reserved in escrow accounts for the remaining payments in relation to business acquisition of RMB94,180 (US$13,565) and RMB129,797 as of December 31, 2016 and 2015, respectively, and the cash pledged as collateral for a short-term bank loan of RMB69,370 (US$9,991) and RMB 25,974 as of December 31, 2016 and 2015, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Unrealized holding gains and losses for trading securities are included in the consolidated statements of comprehensive income (loss).

Investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Available-for-sale securities are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income. Realized gains or losses are charged to earnings during the period in which the gain or loss is realized. An impairment loss on available-for-sale securities would be recognized in the consolidated statements of comprehensive income (loss) when the decline in value is determined to be other-than-temporary.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Long-term investments

The Group accounts for its investments in common stock or in-substance common stock in entities in which it can exercise significant influence but does not own a majority equity interest or control using the equity method of accounting in accordance with ASC 323-10, Investments-Equity Method and Joint Ventures: Overall. The Group applies the equity method of accounting that is consistent with ASC 323-10 in limited partnership in which the Group holds a three percent or greater interest. Under the equity method, the Group initially records its investment at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investment on the consolidated balance sheets. The Group subsequently adjusts the carrying amount of the investment to recognize the Group’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Group evaluates the equity method investments for impairment under ASC 323-10. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

In accordance with ASC 325-20,  Investments-Other: Cost Method Investments, for other equity investments that are not considered as debt securities or equity securities that have readily determinable fair values and over which the Group neither has significant influence nor control through investment in common stock or in-substance common stock, the cost method is used. Under cost method, the Group carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings. The Group’s management regularly evaluates the impairment of its cost method investments based on the performance and financial position of the investee as well as other evidence of estimated market values. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and current and future financing needs. An impairment loss is recognized in the consolidated statements of comprehensive income (loss) equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

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

Financial instruments primarily consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, due from and due to related parties, other receivables, long-term investments, available-for-sale securities, short-term loans, accounts payable, other current liabilities, contingent consideration payable, redemption right liabilities and long-term loans. The carrying amounts of these financial instruments, except for long-term investments, long-term available-for-sale securities, contingent consideration payable, redemption right liabilities and long-term loans, approximate their fair values because of their generally short-term maturities.

Available-for-sale securities were initially recognized at cost and subsequently remeasured at the end of each reporting period with the adjustment in its fair value recognized in other comprehensive income. The Group, with the assistance of an independent third party valuation firm, determined the estimated fair value of its post-acquisition settlement consideration, redemption right granted to a noncontrolling shareholder, put options granted to employees and debt securities classified as available-for-sale securities that are recognized in the consolidated financial statements.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Property and equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Estimated useful life
Electronic equipment	2-3 years
Office equipment and fixtures	5 years
Motor vehicles	4 years
Leasehold improvements	Lesser of term of the lease or the estimated useful lives of the assets

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterment that extends the useful lives of plant and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the assets and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive income (loss).

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

According to ASC 350, the Group tests goodwill for impairment by performing a qualitative assessment before calculating the fair value of a reporting unit in step one of the goodwill impairment test. If the Group determines, on the basis of qualitative factors, that the fair value of a reporting unit is more likely than not less than the carrying amount, a two-step impairment test is required. Otherwise, further testing is not needed. The events or circumstances that would more likely than not reduce the fair value of a reporting unit below its carrying amount include a significant change in stock prices, business environment, legal factors, financial performances, competition, or events affecting the reporting unit. In performing the two step quantitative impairment test, the first step compares the carrying amount of the reporting unit to the fair value of the reporting unit based on estimated fair value using a combination of the income approach and the market approach. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired and the Group is not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then the Group must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit.

As of December 31, 2015, the Group had two reporting units, consisting of the online lottery business and the remaining business of the Group. Upon disposal of online lottery business on May 31, 2016, the Group had only one reporting unit as of December 31, 2016.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

Estimated useful life
Customer/supplier relationship	2-6 years
Trademark	3-10 years
Technology	1-10 years
Non-compete agreement	2 years
Online game licenses	3 years
User base	3 years
Domain names	1-10 years
Platform	5 years

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Treasury stock

Treasury stock represents ordinary shares repurchased by the Company that are no longer outstanding and are held by the Group. The repurchase of ordinary shares was recorded as treasury stock at historical purchase price.

Revenue recognition

The Group generates its revenues primarily through online marketing services, internet value-added services and internet security services and others. The Group recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured.

(1)         Online marketing services

Online advertising

Online advertising services revenue is primarily derived from displaying advertising customer’s advertisements on the Group’s online platforms including duba.com and other websites, browsers, PC and mobile applications, and to a lesser extent, on third-party advertising publishers’ websites or mobile applications. The Group has three general pricing models for its advertising products: cost over a time period, cost for performance basis and cost per impression basis. For advertising contracts over a time period, the Group generally recognizes revenue ratably over the period the advertising is displayed. For contracts that are charged on the cost for performance basis, the Group charges an agreed-upon fee to its customers determined based on the effectiveness of advertising links, which is typically measured by clicks, transactions, installations, user registrations, and other actions originating from the Group’s online platforms. Revenue is recognized when the specified performance criteria are met.  For contracts that are charged on the cost per impression basis, the Group charges an agreed-upon fee to its customers based on the number of impressions in the contracted period in which impressions are delivered.  Revenue is recognized when an advertisement is displayed to users, while impressions are considered delivered. Revenue is recognized when there is persuasive evidence of an arrangement, the fee is fixed or determinable and collection is reasonably assured, as prescribed by ASC 605, Revenue Recognition. For online advertising services arrangement involving third-party advertising publishers’ websites or mobile publications, the Group recognizes gross revenue for the amount of fees received or receivable from customers as the Group is the primary obligor. Payments made to the third-party advertising publishers or content provider are included in cost of revenues.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

(2)         Internet value-added services

Web and mobile games publishing

The Group enters into agreements with third party game developers to provide web and mobile game publishing and payment collection services, in order for game players to purchase and recharge virtual currencies used in the games. The games are developed and hosted by third-party game developers, and accessed by game players through the Group’s PC game center and mobile applications or a third-party mobile platform. The payment collection services are mainly provided through third-party payment and settlement institutions. The Group generally charges commission as a percentage of the gross proceeds or collection amount from the settlement institutions, and pays the remaining proceeds to the game developers. When the settlement institutions directly remit the collection amount to the developers, the Group collects its commission from the developer. The Group believes it acts as an agent to the game developers in these arrangements as the Group is not considered the primary obligor, is not primarily responsible for fulfillment of services, does not incur significant upfront costs, generally does not have the discretion in establishing prices, and earns a fixed percentage of the collection amount from the settlement institutions. The Group estimates the commission based on its internal system, which is confirmed with the respective settlement institutions in the same month in which the services are provided, and recognizes the commission revenue accordingly. Purchases of in-game currency are not refundable after they have been sold as long as the game is continued.

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

The Group recognizes the payment received from the paying players into revenue evenly over their estimated average paying player life of each game. The Group tracks each paying player’s purchases and log-in history to estimate the average life of the paying players. While the Group believes its estimates to be reasonable based on sufficient available game player information, it may revise such estimates in the future as the games’ operation periods change or there is indication that the similarities in characteristics and playing patterns of paying players of the games change. Any adjustments arising from changes in the estimates of the average paying player life would be applied prospectively. The average paying player life ranged from 14 to 64 days in 2016.

Online live broadcast services

The Group creates and offers virtual items to be used by users on mobile live broadcast application “live.me”, which is operated and maintained by the Group. All “live.me” live video shows are available free of charge and fans can purchase virtual items on the platform with virtual currencies to support their favorite performers. The Group recognizes revenue from Live.me on a gross basis as it is the primary obligor for the fulfilment of providing mobile live broadcasts on the Live.me platform, and records payments to the performers and third-party payment platforms as cost of revenues. Proceeds received from users for the sales of virtual currencies are recorded as deferred revenue, representing prepayments received from users in the form of the Group’s virtual currency not yet converted into virtual items, and are recognized as revenue based on the weighted average unit price of virtual currencies and the quantities of virtual currencies converted into virtual items which are consumed simultaneously. The weighted average unit price of virtual currencies is calculated on a monthly basis as the deferred revenue at the beginning of the month plus proceeds received during the month divided by the corresponding quantity of virtual currencies.

Online lottery sales services

The Group received online lottery purchase orders from the end users through its website or mobile application and processed the orders either with other entities or individuals who are authorized agents of lottery sales offices established by provincial governments (“Authorized Distributors”). The Group received service fees from the Authorized Distributors based on the pre-determined rate and the total amount of the processed orders. Upon fulfillment of its service obligations to the Authorized Distributors, the Group recorded the revenue on a net basis because the Group acted as an agent of the Authorized Distributors in the distribution and administration of the lottery products. Due to the temporary suspension of the Group’s online lottery business in 2015 in response to regulatory changes in China, no revenue was recorded starting from April 1, 2015. On May 31, 2016, 65% shares of the online lottery business were disposed. Subsequent to the transaction, the 15% share interest retained was accounted for under cost method investment in accordance with ASC 323, and no online lottery reveunes was recorded by the Group upon the disposal.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

(3)         Internet security services and others

Internet security services

The Group markets and distributes its off-the-shelf anti-virus security solutions and office application software to enterprise and individual users.

The software, including unspecified upgrades, for the individual solutions are provided to users free of charge via online downloads. However, the Group does provide the individual users the option to purchase additional value-added services, which are non-essential to the functionality of the software concurrent with the download of software. The value-added services are provided over the period of time as determined and purchased by the respective users. The fees for value-added services are recognized as revenue ratably over the term of such services.

Others

Other revenues primarily comprise of the sale of office application software. Customers purchasing an office application software will receive unspecified updates over the licensing period, including term-based license and perpetual license. These unspecified updates are determined to not meet the definition of an upgrade and was not sold on a stand-alone basis. Arrangements that include term-based licenses for current products with the right to use unspecified future versions of the software during the coverage period, are accounted for as subscriptions, with revenue recognized ratably over the coverage period. Arrangements that include perpetual license, revenue is generally recognized as products are shipped or made available.

Other revenue also comprise of the sale of air purifier products. The Group recognizes revenue for the sale of air purifiers after a sales agreement is signed, the price is fixed or determinable, products are delivered to customers, and collection of the resulting receivables is assured. Product is considered delivered to the customers once it has been shipped and the amount of future returns can be reasonably estimated, risk of loss and rewards of ownership have been transferred.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Deferred revenues

Deferred revenues primarily consist of payments received from customers in relation to the service to be provided by the Group but for which not all of the revenue recognition criteria are met and government subsidies not recognized in the consolidated statements of comprehensive income (loss) due to required conditions not being met.

Cost of revenues

Cost of revenues primarily consists of traffic acquisition cost, bandwidth costs and internet data center costs, content and channel costs associated with our content-driven products, royalty fees, salaries and benefits, share-based compensation expenses, depreciation of equipment, amortization of licenses and other intangible assets, cost of products sold, value-added tax (“VAT”), business tax and related surcharges.

The Group’s business is subject to VAT, business taxes and surcharges levied on advertising related sales in China. Pursuant to ASC 605-45, Revenue Recognition—Principal Agent Considerations, all such VAT, business taxes and surcharges of RMB109,572, RMB138,088 and RMB138,105 (US$19,891) are presented as cost of revenues on the consolidated statements of comprehensive income (loss) for the years ended December 31, 2014, 2015 and 2016, respectively. As of December 31, 2016, the Company’s subsidiaries in the PRC and VIEs are subject to VAT at 6% or 17%.

Selling and marketing expenses

Selling and marketing expenses consist primarily of advertising and promotional expenses, staff costs, share-based compensation expenses and other related incidental expenses that are incurred directly to attract or retain users and customers for the Group’s websites, applications, software and online platforms. Advertising and promotional expenses are expensed when incurred.  For the years ended December 31, 2014, 2015 and 2016, advertising and promotional expenses were RMB521,618, RMB1,322,844 and RMB1,328,910 (US$191,403), respectively.

The cash incentives and credits granted to the Group’s end users of online lottery sales services, which could be applied against future lottery purchase orders placed through its website or mobile application, are expensed as incurred and are classified within “Selling and marketing expense” in the consolidated statements of comprehensive income (loss).

Research and development expenses

Research and development consist primarily of employee costs and rental expenses related to personnel involved in the development and enhancement of the Group’s service offerings on its websites and mobile applications and amortization of intangible assets used in research and development. The Group expensed these costs as incurred, unless such costs qualify for capitalization as software development costs, including (i) preliminary project is completed, (ii) management has committed to funding the project and it is probable that the project will be completed and the software will be used to perform the function intended, and (iii) they result in significant additional functionality in the Group’s products. For the years ended December 31, 2014, 2015 and 2016, capitalized software development costs were nil, nil and RMB2,505 (US$361), respectively.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Government subsidies

Government subsidies primarily consist of financial subsidies received from provincial and local governments, for operating a business in their jurisdictions or conducting research and development projects pursuant to specific policies promoted by the local governments. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. For the government subsidies with non-operating feature and with no further conditions to be met, the amounts are recorded in “Other income” when received; for the government subsidies with operating feature and with no further conditions or specific use requirements to be met, the amount are recorded in “Other operating income” when received; and for the government subsidies related to research and development projects, the amounts are recorded in deferred revenue when received and will be offset against “Research and development” expenses over the project period when no further conditions are to be met.

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

The Group had no capital leases as of December 31, 2015 and 2016.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

The Group applies ASC 740, Accounting for Income Taxes, to account for uncertainty in income taxes. ASC 740 prescribes a recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group has recorded unrecognized tax benefits in the other non-current liabilities line item in the accompanying consolidated balance sheets. The Group has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of “income tax benefit (expense)”, in the consolidated statements of comprehensive income (loss).

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

The Group has elected to recognize share-based compensation using the accelerated method, for all share-based awards granted with graded vesting based on service conditions. Forfeiture rates are estimated based on historical experience and future expectations of employee turnover rates and are periodically reviewed. If required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized share-based compensation expenses relating to those awards are reversed. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in the subsequent period if actual forfeitures differ from initial estimates. To the extent the Group revises these estimates in the future, the share-based payments could be materially impacted in the period of revision, as well as in following periods. Share-based compensation expenses was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest. The Group, with the assistance of an independent third party valuation firm, determined the fair value of share-based awards granted to employees. Determining the fair value of share-based awards of the Group required complex and subjective judgments regarding its projected financial and operating results, its unique business risks, the liquidity of its ordinary shares and its operating history and prospects at the time the grants were made.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Earnings (losses) per share

Earnings (losses) per share are calculated in accordance with ASC 260-10, Earnings (losses) per Share: Overall. Basic earnings (losses) per share are computed by dividing net income (loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income (loss) is allocated between the convertible preferred shares, ordinary shares, Class A ordinary shares and Class B ordinary shares based on their participating rights in the undistributed earnings as if all the earnings (losses)  for the reporting period had been distributed.

Basic earnings (losses) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings (losses) per share is calculated by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the convertible preferred shares using the if-converted method, the vesting of restricted shares and the exercising of restricted shares with an option feature using the treasury stock method. The computation of the dilutive earnings (losses) per share of Class A ordinary share assumes the conversion of Class B ordinary shares.

Contingencies

The Group records accruals for certain of its outstanding legal proceedings or claims when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. The Group evaluates the developments in legal proceedings or claims that could affect the amount of any accrual, as well as any developments that would make a loss contingency both probable and reasonably estimable. The Group discloses the amount of the accrual if it is material.

Segment reporting

In accordance with ASC 280, Segment Reporting, the Group’s chief operating decision maker has been identified as the chief executive officer, who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group as a whole and hence,the Group operates and manages its business as a single segment.

Concentration of risks

Concentration of credit risk

Financial instruments that are potentially subject to credit risk consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable and other receivables. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk. As of December 31, 2016, the Group has RMB1,940,250 (US$279,454) in cash and cash equivalents, restricted cash and short-term investments, 45.9% and 54.1% of which are held by financial institutions in the PRC and international financial institutions outside of the PRC, respectively. Deposits held with financial institutions were not protected by statutory or commercial insurance. In the event of bankruptcy of one of these financial institutions, the Group may be unlikely to claim its deposits back in full. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

For the year ended December 31, 2014, approximately 14%, 14% and 11% of the Group’s total revenue were derived from Baidu, Alibaba and Sogou, respectively. For the year ended December 31, 2015, approximately 29%, 10% and 8% of the Group’s total revenue were derived from Facebook, Baidu and Tencent, respectively. For the year ended December 31, 2016, approximately 20%, 12% and 6% of the Group’s total revenue were derived from Facebook, Baidu and Google, respectively.

The Group’s operations could be adversely affected by significant political, economic and social uncertainties in the PRC. Internet related businesses are subject to significant restrictions under current PRC laws and regulations. Specifically, foreign investors are not allowed to own more than 50% equity interests in any Internet Content Provider (“ICP”) business.

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

Foreign currency exchange rate risk

While the Group’s reporting currency is RMB, to date the majority of the Group’s revenues and costs are gernerated and denominated in US$, and a significant portion of the Group’s assets and liabilities are denominated in US$. As a result, the Group is exposed to foreign exchange risk as its revenues and results of operations may be affected by fluctuations in the exchange rate between U.S. dollar and RMB. If the US$ depreciates against the RMB, the value of the Group’s US$ revenues and assets as expressed in the RMB financial statements will decline. On June 19, 2010, the People’s Bank of China announced the end of the RMB’s de facto peg to US$, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB exchange rate flexibility. On April 16, 2012, the People’s Bank of China announced a policy to expand the maximum daily floating range of RMB trading prices against the U.S. dollar in the inter-bank spot foreign exchange market from 0.5% to 1%. On March 17, 2014, the People’s Bank of China announced a policy to further expand the maximum daily floating range of RMB trading prices against the U.S. dollar in the inter-bank spot foreign exchange market to 2%. The depreciation of the RMB against US$ was 2.4%, 5.8% and 6.2% during the years ended December 31, 2014, 2015 and 2016, respectively. In the long term, the RMB may appreciate or depreciate more significantly in value against the U.S. dollar or other foreign currencies, depending on the market supply and demand with reference to a basket of currencies.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Recently issued accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09 (“ASU 2014-09”), Revenue from Contracts with Customers, which supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of the promised goods or services to customers in an amount that reflects the consideration to which entity expects to be entitled to in exchange for goods or services. The amendments in ASU 2014-09 are effective for annual reporting periods beginning after December 15, 2016, including interim period within that reporting period. Early adoption is not permitted. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers-Deferral of the effective date (“ASU 2015-14”). The amendments in ASU 2015-14 defer the effective date of ASU 2014-09 issued in May 2014. According to ASU 2015-14, the new revenue guidance ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Group will apply the new revenue standard beginning January 1, 2018, and will not early adopt. The Group has set up an implementation scedule and is currently in the process of analyzing each of the Group’s revenue streams in accordance with the new revenue standard to determine the impact on the Group’s consolidated financial statements. The Group plans to continue the evaluation, analysis, and documentation of its adoption of ASU 2014-09 (including those subsequently issued updates that clarify ASU 2014-09’s provisions) throughout 2017 as the Group works towards the implementation and finalizes its determination of the impact that the adoption will have on its consolidated financial statements.

In September 2015, the FASB issued ASU No. 2015-16 (“ASU 2015-16”), “Business Combinations (Topic 805) — Simplifying the Accounting for Measurement-Period Adjustments,” which eliminates the requirement to restate prior period financial statements for measurement period adjustments. The new guidance requires that the cumulative impact of a measurement period adjustment (including the impact on prior periods) be recognized in the reporting period in which the adjustment is identified. The new guidance is effective prospectively for the Group for the year beginning January 1, 2017 and interim reporting periods during the year beginning January 1, 2017. Early adoption is permitted. The Group does not expect the standard to have a material impact on its consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17 (“ASU 2015-17”), Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities to be classified as noncurrent on the balance sheet. The amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted. Additionally, the new guidance may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Group plans to adopt this guidance prospectively beginning January 1, 2017.

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

In March 2016, the FASB issued ASU No. 2016-07 (“ASU 2016-07”), Investments—Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting, which eliminates the requirement to retrospectively apply the equity method in previous periods. Instead, the investor must apply the equity method prospectively from the date the investment qualifies for the equity method. The amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods, with early adoption permitted. The Group does not expect the standard to have a material impact on its consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09 (“ASU 2016-09”), Compensation — Stock Compensation: Improvements to Employee Share-Based Payment Accounting, which relates to the accounting for employee share-based payments. This standard addresses several aspects of the accounting for share-based payment award transactions, including: (a) income tax consequences; (b) classification of awards as either equity or liabilities; and (c) classification on the statement of cash flows; (d) accounting for forfeitures of share-based payments. This standard will be effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The Group does not expect this standard to have a material impact on its consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15 (“ASU 2016-15”), Statement of Cash Flows (Topic 230) - Classification of Certain Cash Receipts and Cash Payments. This Update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. An entity that elects early adoption must adopt all of the amendments in the same period. The amendments in this Update should be applied using a retrospective transition method to each period presented. The Group is in the process of evaluating the impact of the Update on its consolidated financial statements.

In October 2016, the FASB issued ASU No. 2016-16 (“ASU 2016-16”), Income Taxes (Topic 740): Intra-Entity Transfers Other than Inventory, which requires companies to recognize the income-tax consequences of an intra-entity transfer of an asset other than inventory. The amndments in this update are effective for annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual periods beginning after December 15, 2019. Early adoption is permitted. The Group does not expect the standard to have a material impact on its consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18 (“ASU 2016-18”), Statement of Cash Flows (Topic 230): Restricted Cash, which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The standard should be applied using a retrospective transition method to each period presented. The Group is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-01(“ASU 2017-01”), Business Combinations (Topic 805): Clarifying the Definition of a Business, which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The standard should be applied prospectively on or after the effective date. The Group will evaluate the impact of adopting this standard prospectively upon any transactions of acquisitions or disposals of assets or businesses.

In January 2017, the FASB issued ASU No. 2017-04 (“ASU 2017-04”), “Simplifying the Test for Goodwill Impairment.” The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The guidance should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group is currently evaluating the impact of adopting this standard on its consolidated financial statements.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

3. BUSINESS COMBINATIONS

Business combinations in 2016

On March 18, 2014, the Group entered into an equity transfer agreement with Kingsoft to purchase 20% ordinary shares of Kingsoft Japan, a subsidiary of Kingsoft, for an aggregate purchase price in cash of Japanese Yen (“JPY”) 614 million (equivalent to RMB37,166). The Group had significant influence over Kingsoft Japan after the acquisition. On October 10, 2014, the Group acquired additional 21.5% ordinary shares of Kingsoft Japan from a third party shareholder, for a purchase price of US$9,967  (equivalent to RMB60,931) and continued to have significant influence over Kingsoft Japan. On January 29, 2016, the Group acquired additional 4.6% ordinary shares of Kingsoft Japan from third party shareholders for a purchase price of JPY136 million (equivalent to RMB8,007) and Kingsoft delegated the voting right of 5% of the total shares of Kingsoft Japan to Cheetah Mobile. Upon completion of this acquisition, the Group held 46.1% equity interests and 51.1% voting right of Kingsoft Japan. As the Company and Kingsoft Japan were under common control by Kingsoft both before and after the closing of the transaction, in accordance with ASC 805-50, this acquisition was accounted for as business combination under common control. The purchase price paid to Kingsoft was recorded as deemed distribution to Kingsoft. The acquisition of additional 21.5% and 4.6% equity interest of Kingsoft Japan from third parties in 2014 and 2016 were accounted for as equity transactions, and difference between the fair value of the consideration and the carrying value of the non-controlling interests acquired was recognized in the Group’s equity amounting to RMB53,749, nil and RMB6,109 (US$880) for the years ended December 31, 2014, 2015 and 2016, respectively. The results of Kingsoft Japan have been included in the Group’s consolidated financial statements retrospectively throughout the periods presented at historical carrying values.

Acquisition of News Republic

On June 8, 2016, the Group acquired 100% equity interest of News Republic, a global mobile news company, and its wholly-owned subsidiaries for a total consideration of US$55,401 (equivalent to RMB364,481). The acquisition is expected to enhance the Group’s expertise in mobile advertising and accelerate global mobile monetization capabilities. The results of News Republic have been included in the Group’s consolidated financial statements since June 2016.

	RMB	US$
Total purchase price comprised of:
-Cash consideration(i)	339,414	48,886
-Contingent consideration in cash(ii)	25,067	3,610
Total	364,481	52,496

Details of the purchase consideration are as follows:

(i)                                        US$47,591 (equivalent to RMB313,098) of cash consideration was paid in June 2016 and US$4,000 (equivalent to RMB26,316) was in an unconditional escrowed account, which will be settled in May 2017 and was recorded in “ Accrued expenses and other current liabilities”.

(ii)                                     Part of the acquisition consideration is contingent on the achievement by News Republic of certain business targets from June 2016 to June 2018 and capped at US$6,000 (equivalent to RMB39,474) in total. The Group estimated and recognized a financial liability for the contingent consideration at its fair value of US$3,810 (equivalent to RMB 25,067) as of the acquisition date.

The actual results of operation after the acquisition date and pro forma results of operations for the acquisition have not been presented because the effects were not material.

The table below summarized the estimated fair values of the assets acquired and liabilities assumed from News Republic as of the acquisition date:

	News Republic
	RMB	US$
Cash and cash equivalents	21,857	3,148
Restricted cash	402	58
Accounts receivable, net	5,171	745
Prepayments and other current assets	2,877	414
Deferred tax assets	33,300	4,795
Property and equipment, net	334	48
Intangible assets:
Supplier relationship	42,763	6,159
Trademark	23,027	3,317
Non-compete agreement	6,579	948
Technology	5,263	758
Goodwill	277,492	39,967
Short-term loans	(5,555)	(800)
Accounts payable	(13,493)	(1,943)
Accrued expenses and other current liabilities	(5,701)	(821)
Long-term loans	(3,960)	(570)
Deferred tax liabilities	(25,875)	(3,727)
Total fair value of purchase price consideration	364,481	52,496

The Group performed the valuation of tangible assets, intangible assets acquired and liabilities assumed and the fair value of contingent liabilities for the above business combination with the assistance of an independent valuation firm using the income approach. The Group has incorporated certain assumptions and inputs which include projected cash flows and replacement costs.

The goodwill arising from the above business combination, which is not tax deductible, is mainly attributable to synergies expected to be achieved from the acquisition. The synergies are mainly attributable to the enhancement of the Group’s monetization capabilities by diversifying sources of traffic, promoting existing products and increasing customer’s loyalty.

Business combinations in 2015

Acquisition of MobPartner

On April 1, 2015, the Group acquired 100% equity interest of MobPartner, a global mobile advertising company, and its wholly-owned subsidiaries for a total consideration of RMB314,237. The acquisition is expected to enhance the Group’s expertise in mobile advertising and accelerate global mobile monetization capabilities. The results of MobPartner have been included in the Group’s consolidated financial statements since April 1, 2015.

RMB
Total purchase price comprised of:
-Cash consideration	273,726
-Equity consideration	23,309
-Contingent consideration in cash	17,202
Total	314,237

Acquisition of Moxiu Technology

In 2014, the Group acquired 50.5% equity interests of Moxiu Technology with cash consideration of RMB50,000. However, as the article of association of Moxiu Technology requires approval from two-third of the voting interest for significant financial and operating decisions, the Group did not obtain control of Moxiu Technology and recognized equity interest as equity method investment. On May 28, 2015, the Group acquired an additional 1.6% equity interest of Moxiu Technology for a consideration of RMB25,000 and the article of association of Moxiu Technology was amended to require simple majority of voting interests for approval of significant financial and operating decisions. Upon completion of this acquisition, the Group obtained controls over Moxiu Technology through its 52.1% voting interests. This acquisition is to enhance the Group’s online marketing services and provide synergies with its existing business. The results of Moxiu Technology have been included in the Group’s consolidated financial statements since May 28, 2015.

RMB
Total purchase price comprised of:
- Cash consideration	25,000
- Fair value of previously held equity interests	63,488
Total	88,488

Other acquisitions

In 2015, the Group also completed other acquisitions for a total consideration of RMB37,581. These acquisitions are expected to strengthen the Group’s current technology and to generate the synergy with the Groups’ mobile business. The total consideration for the acquisitions was fully paid in cash in 2015.

The table below summarized the estimated fair values of the assets acquired and liabilities assumed from the 2015 acquisitions as of the respective acquisition dates:

	MobPartner	Moxiu Technology	Others	Total
	RMB	RMB	RMB	RMB
Cash and bank balance	60,150	26,732	—	86,882
Accounts receivable, net	37,308	1,043	—	38,351
Prepayments deposits and other current asset	1,091	767	33	1,891
Property and equipment, net	1,207	2,270	—	3,477
Other non-current assets	465	5,065	—	5,530
Accounts payable	(41,774)	(259)	—	(42,033)
Accrued expenses and other current liabilities	(7,633)	(7,361)	—	(14,994)
Other non-current liabilities	(10,028)	—	—	(10,028)
Intangible assets:
- Trademark	13,515	6,000	—	19,515
- Technology	—	6,200	7,572	13,772
- User base	—	430	7,994	8,424
- Customer relationship	6,266	—	—	6,266
- Platform	67,579	—	—	67,579
Deferred tax liabilities	(29,117)	(1,895)	—	(31,012)
Goodwill	215,208	111,720	21,982	348,910
Total fair value of purchase price consideration	314,237	88,488	37,581	440,306

Fair value of noncontrolling interests	—	62,224	—	62,224

Business combinations in 2014

Acquisition of the online lottery business

On April 1, 2014, the Group through its wholly owned subsidiary Suzhou Jiangduoduo Technology Co., Ltd. (“Suzhou JDD”) acquired certain fixed assets, intellectual properties, material contracts and key employees of the online lottery business (the “Online Lottery Business”) from third-party selling shareholders for a total consideration of RMB26,663. The acquisition is to enhance the Group’s strategy to monetize its user base through diversified service offerings.

RMB

Cash consideration	27,000
Contingent consideration in cash	3,963
Less: Prepaid employee compensation	(4,300)
Total fair value of purchase consideration	26,663

On September 15, 2014, the Group entered into a capital contribution agreement with an entity wholly owned by one of the sellers of the Online Lottery Business, pursuant to which the entity is required to contribute RMB13,500 in exchange for 25% equity interests of Suzhou JDD, the purchaser of the Online Lottery Business. During the years ended December 31, 2014 and 2015, RMB6,750 and RMB3,375 representing 14.3% and 5.7% of equity interests of Suzhou JDD was contributed from this entity. RMB6,090 and RMB1,689 were recognized in noncontrolling interest and RMB660 and RMB1,686 were recognized in the additional paid in capital on the consolidated balance sheets as of December 31, 2014 and 2015, respectively.

For the years ended December 31, 2015, the Group recognized an impairment of goodwill and intangible assets amounted to RMB24,748 in the consolidated statements of comprehensive income (loss) due to its suspension on the online lottery sales in response to the PRC government’s regulatory uncertainty.

On May 31, 2016, the Group entered into an agreement to dispose 65% share of Suzhou JDD for a total consideration at a fair value of RMB14,500. Subsequent to the transaction, the Group owned 15% equity interst of Suzhou JDD. The Group considered lost control over Suzhou JDD and accounts for remaining share interst as a cost method investment in accordance with ASC 323 due to its not having significant influence over Suzhou JDD. The Group recognized a total gain of RMB28,071 from the transaction in “Other income” in the consolidated statements of comprehensive income (loss) for the year ended December 31, 2016. The deconsolidation of Suzhou JDD did not meet the definition of a discontinued operation in accordance with ASC subtopic 205-20 (“ASC 205-20”), Presentation of Financial Statements — Discontinued Operations, as the disposal of Suzhou JDD did not represent a shift in the Group’s strategy that has (or will have) a major effect on an entity’s operations and financial results.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Acquisition of HK Zoom business

On July 4, 2014, the Group acquired 100% controlling interest of HK Zoom, a mobile advertising agency, and certain operating assets (the “HK Zoom Business”), including certain fixed assets, intellectual properties, material contracts and working capital, for a total consideration of RMB152,274. The acquisition is expected to strengthen the Group’s global mobile monetization capabilities.

In addition, the Group issued 2,431,775 restricted shares of the Company to a selling shareholder for future grant to the employees of the HK Zoom Business over requisite service period subsequent to the acquisition. The related compensation for post-acquisition services provided by the employees is accounted as compensation and recorded in the Group’s consolidated statements of comprehensive income (loss). The Company granted nil and 807,950 restricted shares to the employees of the HK Zoom for the years ended 2014 and 2015, respectively.

RMB

Cash consideration	123,284
Contingent consideration in cash	28,990
Total fair value of purchase consideration	152,274

Acquisition of Youloft HK

On August 1, 2014, the Group acquired approximately 51.9% equity interests in Youloft HK which engages in development of mobile applications, from a shareholder of Youloft HK, for a total consideration of RMB87,655 in cash. The acquisition allows the Group to enhance the online marketing services and provide synergies with its existing business.

RMB

Cash consideration	102,390
Less: Prepaid employee compensation	(14,735)
Total fair value of purchase consideration	87,655

Other acquisitions

On 18 July 2014, the Group, through a subsidiary, Kingsoft Japan signed a purchase agreement with a company engaged in social networking service on mobile internet and VoIP service, to acquire a 95.5% equity interest of WowTech, at a total consideration of RMB5,737, among which RMB2,737 was in cash and RMB3,000 was in the form of Kingsoft Japan’s ordinary shares.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

The table below summarized the estimated fair values of the assets acquired and liabilities assumed from the 2014 acquisitions as of the respective acquisition dates:

	Online Lottery Business	HK Zoom Business	Youloft HK	WowTech	Total
	RMB	RMB	RMB	RMB	RMB
Cash and bank balance	—	13,768	—	11	13,779
Accounts receivable, net	—	11,170	—	—	11,170
Prepayments deposits and other receivables	—	39,659	24,672	—	64,331
Accrued expenses and other current liabilities	—	(56,408)	—	(983)	(57,391)
Property and equipment, net	817	132	—	—	949
Intangible assets:
Technology	1,700	36,000	15,420	1,559	54,679
Customer relationship	—	31,100	—	—	31,100
User base	400	—	27,756	—	28,156
Deferred tax liabilities	—	(11,072)	(7,124)	—	(18,196)
Goodwill	23,746	87,925	98,481	5,176	215,328
Total fair value of purchase price consideration	26,663	152,274	87,655	5,737	272,329
Fair value of noncontrolling interests	—	—	71,550	26	71,576

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

4. INVESTMENTS

(a)  Short-term investments

As of December 31, 2015 and 2016, short-term investments included time deposits in commercial banks RMB29,234 and RMB361,499 (US$52,067) , respectively.

For the years ended December 31, 2014, 2015 and 2016, interest income related to the time deposits of RMB15,901, RMB9,877 and RMB6,563 (US$945), respectively, was recognized in the consolidated statements of comprehensive income (loss).

For the years ended December 31, 2014, 2015 and 2016, the Group recognized a realized gain (loss) on disposal of available-for-sale debt and equity securities of RMB1,967, RMB(202) and nil, respectively, in “Other income, net” in the consolidated statements of comprehensive income (loss).

For the years ended December 31, 2014, 2015 and 2016, the Group recognized an impairment loss of available-for-sale equity security of RMB8,664, nil and nil, respectively, in the consolidated statements of comprehensive income (loss).

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

(b)  Long-term investments

As of December 31, 2015 and 2016, long-term investments consisted of the following:

	As of December 31,
	2015 (As adjusted)	2016
	RMB	RMB	US$
Cost method investments	653,740	869,741	125,269
Equity method investments	124,708	100,063	14,412
Available-for-sale debt security	—	7,353	1,059
Available-for-sale equity security	46,373	—	—
Total	824,821	977,157	140,740

Cost method investments

In 2016, the Group acquired: i) 2.8% additional equity interest of a third party mobile application developer at a cash consideration of RMB130,432 (US$18,786), ii) 4.6% equity interest of a third-party mobile technique provider at a consideration of RMB80,000 (US$11,522) and iii) other equity interests in 12 internet companies for total consideration of RMB94,133 (US$13,558).

In 2015, the Group acquired: i) 2.8% equity interest of a third party mobile application developer at a cash consideration of RMB171,531, ii) 9.6% equity interest of a third-party mobile advertising software provider at a consideration of RMB122,896, iii) preferred shares representing 35% equity interest not qualified as in-substance common stock of a third-party e-commerce company at a consideration of RMB107,452, and iv) other equity interests in eleven internet companies for total consideration of RMB72,800.

In 2014, the Group’s acquired 4% equity interest of NDP Media Corp. (“NDP”), a third-party online game developer at a cash consideration of RMB120,000, and the Group also acquired 500,000 series A preferred share of NDP at a consideration of US$5,000.

The Group recognized impairment loss on the cost method investments of nil, RMB6,031 and RMB129,616 (US$18,668) in the consolidated statements of comprehensive income (loss) for the years ended December 31, 2014, 2015 and 2016, respectively. The Group received dividends form cost method investees of nil, RMB700 and RMB123 (US$18) in the consolidated statements of comprehensive income (loss) for the years ended December 31, 2014, 2015 and 2016, respectively. Disposal gain of cost method investment amounting to nil, nil and RMB721 (US$104) was recognized in “Other income, net” in the consolidated statements of comprehensive income (loss) for the years ended December 31, 2014, 2015 and 2016, respectively.

Equity method investments

In 2016, the Group acquired equity method investments with aggregate consideration of RMB3,277 (US$472).

In 2015, the Group acquired: i) 51.73% of the equity interests in Dianjing Fund, L.P. with a consideration of RMB45,000; ii) other eight internet companies and three limited partnerships to acquire approximately 5% to 50% of the equity interests, with aggregate consideration of RMB65,317.

In 2014, the Group acquired: i) as disclosed in note 3, 50.5% equity interests of Moxiu Technology with a consideration of RMB50,000; 2) 34% equity interest of an internet company and 6.7% interest of a limited partnership, with aggregate consideration of RMB3,000.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

None of our equity method investments was considerated individually material for the years ended December 31, 2014, 2015 and 2016. The Group summarized the condensed financial information of the Group’s equity investments as a group below in accordance with Rule 4-08 of Regulation S-X:

	As of December 31,
	2015	2016
	RMB	RMB	US$
Balance sheet data:
Current assets	224,443	206,376	29,724
Non-current assets	179,835	243,356	35,051
Current liabilities	33,818	56,828	8,185
Non-current liabilities	—	223	32

	Year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
Operating data:
Revenues	28,900	45,797	94,343	13,588
Gross profit	26,582	21,444	65,097	9,376
Operating loss	(15,855)	(39,325)	(50,475)	(7,270)
Net loss	(12,765)	(32,562)	(40,192)	(5,789)

The Group recorded a loss of RMB6,064, RMB12,144 and RMB11,363 (US$1,637) from equity method investments for the years ended December 31, 2014, 2015 and 2016, respectively. The Group also recognized impairment losses of RMB472, RMB2,806 and RMB11,453 (US$1,650) for equity method investments in the consolidated statements of comprehensive income (loss) for the years ended December 31, 2014, 2015 and 2016, respectively. The Group recognized disposal gain of nil, RMB13,626 and RMB30,625 (US$4,411) and deemed disposal gain of nil, RMB30,857 and nil for the years ended December 31, 2014, 2015 and 2016.

Available-for-sale security

Long-term available-for-sale equity security represents investment in the equity securities of a publicly listed company. As the Group does not have significant influence over the investee, the investment was classified as available-for-sale security and reported at fair value. During the year ended December 31, 2016, the Group disposed the long-term available-for-sale equity security and recognized a realized gain of RMB24,338(US$3,505).

Long-term available-for-sale debt security represents investment in the convertible bond of a third party internet company.

For the years ended December 31, 2014, 2015 and 2016, the Group recognized an impairment loss on the long-term available-for-sale security of nil, RMB25,891 and nil, respectively, in the consolidated statements of comprehensive income (loss).

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

5. ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2015 (As adjusted)	2016
	RMB	RMB	US$
Accounts receivable	651,343	672,872	96,914
Allowance for doubtful accounts	(17,903)	(71,987)	(10,369)
	633,440	600,885	86,545

The Group maintains allowance for doubtful accounts for estimated is recorded when loss is probable based on an assessment of specific evidence indicating troubled collection, historical experience, accounts aging and other factors. The Group reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Group considers many factors, including the age of the balance, the customer’s payment history, its current credit-worthiness and current economic trends. As of December 31, 2015 and 2016, all accounts receivable were due from third party customers. Provision for doubtful accounts for the years ended December 31, 2014, 2015 and 2016 were RMB 3,253, RMB 13,641 and RMB 42,533 (US$6,126), respectively.

6. PREPAYMENTS AND OTHER ASSETS

Prepayments and other current assets

	As of December 31,
	2015 (As adjusted)	2016
	RMB	RMB	US$
Other receivables from advertisers	98,518	212,592	30,620
VAT prepayments	122,645	157,048	22,620
Advances to suppliers	25,879	50,088	7,214
Receivable from third party payment platform	3,311	37,057	5,337
Receivable from equity investees	—	33,564	4,834
Prepaid expenses	25,286	24,757	3,566
Prepaid deposits	10,915	10,455	1,506
Advances to employees	12,260	9,147	1,317
Receivables from employees	28,928	7,533	1,085
Prepaid employees compensation	5,292	1,873	270
Loan to an investor of an equity investee	2,765	1,191	172
Deferred cost	4,894	448	65
Entrusted loan to a third party	3,000	—	—
Others	16,311	25,553	3,679
Total	360,004	571,306	82,285

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Provision (Reversal) for doubtful accounts for the years ended December 31, 2014, 2015 and 2016 were RMB2,211, RMB(453) and RMB4,337 (US$625), respectively.

Other non-current assets

	As of December 31,
	2015 (As adjusted)	2016
	RMB	RMB	US$
Loan to an investor of an equity investee	2,765	2,765	398
Rental deposits	20,468	21,662	3,120
Others	5,491	3,883	559
	28,724	28,310	4,077

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

7. PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2015 (As adjusted)	2016
	RMB	RMB	US$
Electronic equipment	98,869	127,786	18,405
Leasehold improvements	55,794	62,702	9,031
Office equipment and fixtures	20,979	25,091	3,614
Motor vehicles	2,673	4,209	606
Construction in progress	1,322	—	—
Less: Accumulated depreciation	(58,396)	(102,349)	(14,741)

Property and equipment, net	121,241	117,439	16,915

Depreciation expense of property and equipment for the years ended December 31, 2014, 2015 and 2016 were RMB 22,374 , RMB26,002 and RMB46,455 (US$6,691), respectively.

8. INTANGIBLE ASSETS, NET

Intangible assets and the related accumulated amortization were summarized as follows:

	As of December 31, 2015 (As adjusted)
	Gross carrying value	Accumulated amortization	Accumulated impairment	Net carrying value
	RMB	RMB	RMB	RMB
Indefinite-lived:
Trade name and domain names	2,161	—	—	2,161
Finite-lived:
Technology	176,661	(90,598)	(213)	85,850
Online game licenses	71,804	(30,039)	(34,452)	7,313
Customer/supplier relationship	39,385	(13,373)	—	26,012
User base	74,811	(50,216)	—	24,595
Trademark	30,726	(5,823)	—	24,903
Domain names	3,794	(1,471)	(789)	1,534
Non-compete agreements	1,610	(1,610)	—	—
Platform	71,439	(10,715)	—	60,724

	472,391	(203,845)	(35,454)	233,092

	As of December 31, 2016
	Gross carrying value	Accumulated amortization	Accumulated impairment	Net carrying value
	RMB	RMB	RMB	RMB	US$
Indefinite-lived:
Trade name and domain names	2,161	—	—	2,161	311
Finite-lived:
Technology	208,716	(149,176)	—	59,540	8,576
Online game licenses	69,198	(26,622)	(35,619)	6,957	1,002
Customer/supplier relationship	94,160	(31,759)	—	62,401	8,988
User base	79,438	(73,368)	—	6,070	874
Trade marks	45,709	(11,437)	—	34,272	4,936
Domain names	3,317	(1,990)	—	1,327	191
Non-compete agreements	8,547	(3,633)	—	4,914	708
Platform	76,317	(26,708)	—	49,609	7,145

	587,563	(324,693)	(35,619)	227,251	32,731

The Group recognized impairment loss on intangible assets of RMB8,304, RMB26,136 and RMB2,889 (US$416) for the years ended December 31, 2014, 2015 and 2016, respectively .

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Amortization expense of intangible assets for the years ended December 31, 2014, 2015 and 2016 were RMB57,257, RMB120,834 and RMB116,903 (US$16,838), respectively. Estimated amortization expense relating to the existing intangible assets with finite lives for each of next five years and thereafter is as follows:

	Years ending December 31,
	RMB	US$
2017	92,534	13,328
2018	56,857	8,189
2019	33,806	4,869
2020	16,130	2,323
2021	11,755	1,693
Thereafter	14,008	2,018

9. GOODWILL

The changes in the carrying amount of goodwill were as follows:

	2015 (As adjusted)	2016
	RMB	RMB	US$
Balance as of January 1,	266,113	617,863	88,991
Goodwill acquired in business combinations (note 3)	348,910	277,492	39,967
Impairment of Goodwill	(23,746)	—	—
Foreign exchange effect	26,586	48,567	6,995

Balance as of December 31,	617,863	943,922	135,953

For the years ended December 31, 2014, 2015 and 2016, the Group recognized impairment loss of nil, RMB23,746 and nil for the online lottery business reporting unit as the carrying amount exceeded its fair value due to suspension on the online lottery sales in response to the PRC government’s regulatory uncertainty.

10. BANK LOANS

Short-term loans

In May 2015 and July 2016, the Group entered into two revolving loan facility agreements with certain financial institutions, pursuant to which the Group is entitled to borrow US$ denominated loan with total amount of US$60,000 (equivalent to RMB416,220). As of December 31, 2016, the Group has drawn down US$50,000 (equivalent to RMB346,850) with a revolving term of one month and the loan was secured by a pledge of bank deposit US$10,000 (equivalent to RMB69,370). The interest rate on outstanding utilized amount under those credit facilities is calculated based on 1.65% per annum over 1-month LIBOR for both the year ended December 31, 2015 and 2016. The credit facilities are mainly reserved for the general working capital of the Group.

Long-term loans

In  June 2016, the Group entered into a loan facility agreement with certain financial institution, pursuant to which the Group is entitled to borrow an unsecured US$ denominated loan of US$50,000 (equivalent to RMB346,850) or its equivalent in Euro with an interest rate of 2.25% per annum over LIBOR for US$ drawings and 2% per annum over EURIBOR for Euro drawings. The principal amount is maturing serially in 3 years from the date of each drawdown. This facility is intended for the general working capital of the Group. As of December 31, 2016, the Group has drawn down US$15,000 plus Euro5,000 (equivalent to RMB140,616), and the Group has repaid US$500 (equivalent to RMB3,469) of principals.

Between 2010 and 2015, the Group entered into several loan agreements with certain financial institutions, pursuant to which the Group borrowed unsecured Euro denominated loans of Euro2,335 (equivalent to RMB17,072  with a term ranging from 4.08 to

7.59 years. The loans are settled with interest rate ranging from 0% to 5.2% plus 3-month EURIBOR during the respective term of loans. The Group has repaid Euro373 (equivalent to RMB2,728) of principals as of December 31, 2016.

As of December 31, 2016, the long-term borrowings will be due according to the following schedule:

	RMB	US$
Within 1 year	32,694	4,709
Between 1 to 2 years	48,635	7,005
Between 2 to 3 years	65,867	9,487
Between 3 to 4 years	2,376	342
Between 4 to 5 years	1,919	276
	151,491	21,819

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

11. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other current liabilities

	As of December 31,
	2015 (As adjusted)	2016
	RMB	RMB	US$
Payable to online advertising platforms as an agency	356,647	364,206	52,457
Salary and welfare payable	170,819	229,146	33,004
Accrued advertising, marketing and promotional expenses	253,384	194,791	28,056
Accrued operating expenses	133,748	150,828	21,724
Advances from customers	70,926	128,228	18,469
Payable for aquisition	88,054	89,155	12,840
Accrued bandwidth and internet data center costs	69,524	57,491	8,280
Other taxes payable	76,618	35,562	5,122
Advances from disposal of investment	—	31,728	4,570
Contingent consideration payable (note 3)	23,338	19,933	2,871
Payable for purchase of property, equipment and intangible assets	43,785	10,902	1,570
Redemption right liabilities	474	652	94
Others	21,874	47,136	6,789
Total	1,309,191	1,359,758	195,846

Other non-current liabilities

	As of December. 31,
	2015 (As adjusted)	2016
	RMB	RMB	US$
Contingent consideration payable (note 3)	—	10,425	1,502
Payable for acquisitions	55,665	3,468	499
Uncertain tax position (note 15)	18,161	22,606	3,256
Total	73,826	36,499	5,257

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

12. DEFERRED REVENUE

	As of December 31,
	2015 (As adjusted)	2016
	RMB	RMB	US$
Current:
Deferred revenue from customers	46,519	32,969	4,749
Deferred government subsidies	9,551	15,692	2,260
	56,070	48,661	7,009

Non-current:
Deferred revenue from customers	7,166	6,001	864
Deferred government subsidies	1,000	—	—
	8,166	6,001	864

13. REVENUES

	Years ended December 31,
	2014 (As adjusted)	2015 (As adjusted)	2016
	RMB	RMB	RMB	US$
Online marketing services	1,339,250	3,283,423	3,950,886	569,045
Internet value-added services	400,671	395,312	500,991	72,158
Internet security services and others	118,261	95,142	112,773	16,243
	1,858,182	3,773,877	4,564,650	657,446

14. GEOGRAPHICAL INFORMATION

The following tables set forth revenue and property and equipment, net by geographic area:

	For the years ended December 31,
	2014 (As adjusted)	2015 (As adjusted)	2016
	RMB	RMB	RMB	US$
Revenue
PRC	1,538,698	1,840,290	1,817,874	261,828
Non-PRC(i)	319,484	1,933,587	2,746,776	395,618
United States	53,683	282,543	977,257	140,754
Ireland(ii)	72,082	1,086,110	911,154	131,233
Rest of the world(iii)	193,719	564,934	858,365	123,631

	As of December 31,
	2015 (As adjusted)	2016
	RMB	RMB	US$
Property and equipment, net
PRC	116,787	109,846	15,821
Non-PRC	4,454	7,593	1,094

(i)                                        Non-PRC revenue refers to revenues generated by the Group’s operating legal entities incorporated outside China. Such revenues are primarily attributable to customers located outside China based on customers’ registered addresses.

(ii)                                     Revenues from Ireland were primarily derived from online advertising service from Facebook, which is incorporated in Ireland but operates primarily in the United States, representing 20% of the Group’s total revenue.

(iii)                                  No individual country, other than disclosed above, exceeded 10% of our total revenue for any period presented.

15. INCOME TAXES

The Company is incorporated in the Cayman Islands and conducts its primary business operations through its subsidiaries and VIEs in the PRC. It also has subsidiaries in the United States, Hong Kong, Singapore, Japan, France and Taiwan.

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain arising in Cayman Islands. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

The United States

Cheetah Mobile America and MobPartner Inc. are incorporated in the United States and are subject to 35% for the federal income tax in United States and 8.84% for the state income tax in California.

Hong Kong

Cheetah Technology, HK Zoom, Youloft HK, Cheetah Information and Hong Kong Live.Me are incorporated in Hong Kong and are subject to Hong Kong profits tax rate of 16.5%.

Singapore

Cheetah Mobile Singapore is incorporated in Singapore and is subject to Singapore corporate income tax rate of 17% in 2015. Started from 2016, the Singapore Economic Development Board provides a tax holiday of a reduced corporate tax rate at 5% on incremental income from qualifying activities to Cheetah Mobile Singapore for ten years from 2016 to 2025 under the Development Expansion Incentive scheme.

Japan

Kingsoft Japan is incorporated in Japan with paid-in capital in excess of JPY100 million and is subject to a national corporate income tax rate of 25.5% through March 31, 2015, and the income tax rate has been reduced to 23.9% and 23.4% since April 1, 2015 and April 1, 2016, respectively. Subsidiary of Kingsoft Japan with paid-in capital of no more than JPY100 million is taxed at a tax rate of 15% on first JPY8 million and at 23.4% on the portion over JPY8 million from April 1, 2016. Local income taxes, which are local inhabitant tax and enterprise tax, are also imposed on corporate income.

France

MobPartner and News Republic are incorporated in France and are subject to French corporate tax rate of 33.33%.

Taiwan

Taiwan Cheetah is incorporated in Taiwan and is subject to corporate tax rate of 17%.

PRC

The Company’s subsidiaries in the PRC and the VIEs are subject to the statutory rate of 25%, unless otherwise specified, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008.

Pursuant to CaiShui [2008] No.1, qualified new software development enterprises are each entitled to a tax holiday of two-year full EIT exemption followed by three-year 50% EIT reduction (“2+3 tax holiday”) starting from their respective first profit-making year. Conew Network and Chongqing Calendar, being qualified new software development enterprises, started each of their 2+3 tax holidays from 2013 and 2015, respectively. Further, Zhuhai Juntian, Beijing Security, Beijing Mobile, Beijing Network and Moxiu Technology being qualified as High New Technology Enterprise (“HNTE”) are entitled to the preferential income tax rate of 15% for three years.

Without the tax holidays, the Group’s income tax expenses would have increased by RMB40,509, RMB21,301 and RMB 31,470 (US$4,532) for the years ended December 31, 2014, 2015 and 2016, respectively. The impacts of the tax holidays on the basic earnings (losses) per share were an increase of RMB0.0314, RMB 0.0155 and RMB0.0227 (US$0.0033) for the years ended December 31, 2014, 2015 and 2016, respectively.

Under the EIT Law, dividends paid by PRC enterprises out of profits earned post-2007 to non-PRC tax resident investors are subject to PRC dividend withholding tax of 10%. A lower withholding tax rate may be applied based on applicable tax treaties with certain jurisdictions.

Income (loss) before income taxes consists of:

	Year ended December 31,
	2014 (As adjusted)	2015 (As adjusted)	2016
	RMB	RMB	RMB	US$
PRC	218,060	154,095	(54,764)	(7,888)
Non-PRC	(118,860)	84,282	(14,132)	(2,035)
Total	99,200	238,377	(68,896)	(9,923)

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

The current and deferred portions of income tax expenses (benefits) included in the consolidated statements of comprehensive income (loss) are as follows:

	Year ended December 31,
	2014 (As adjusted)	2015 (As adjusted)	2016
	RMB	RMB	RMB	US$
Current income tax expenses	14,989	70,820	41,243	5,940
Deferred income tax expenses (benefits)	12,906	(7,080)	(53,432)	(7,696)

Income tax expenses (benefits) for the year	27,895	63,740	(12,189)	(1,756)

A reconciliation of the differences between the statutory tax rate and the effective tax rate for enterprise income tax is as follows:

	Year ended December 31,
	2014 (As adjusted)	2015 (As adjusted)	2016
	RMB	RMB	RMB	US$
Income (loss) before income tax	99,200	238,377	(68,896)	(9,923)
Income tax expense (benefit) computed at the PRC statutory tax rate of 25%	24,800	59,594	(17,224)	(2,481)
Effect of different tax rates in different jurisdictions	17,191	(21,538)	(18,988)	(2,735)
Effect of tax holiday and preferential tax rates	(54,944)	(35,434)	(20,969)	(3,020)
Research and development super-deduction	(37,483)	(47,179)	(54,081)	(7,789)
Non-deductible expenses(i)	51,979	84,348	75,085	10,814
Effect of change in tax rate	(8,795)	1,464	5,009	721
Outside basis difference on investment in VIEs	15,821	11,378	(2,847)	(410)
Withholding tax and others	530	6,160	10,962	1,579
Changes in valuation allowance	18,796	4,947	10,864	1,565

Income tax expenses (benefits)	27,895	63,740	(12,189)	(1,756)

(i)                                   Non-deductible expenses mainly consist of share-based compensation expenses, entertainments and other expenses that  are not allowed to be deducted under the tax laws of different jurisdictions.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Deferred taxes were measured using the enacted tax rates for the periods in which the temporary differences are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax balances as of December 31, 2015 and 2016 are as follows:

	As of December 31,
	2015 (As adjusted)	2016
	RMB	RMB	US$
Deferred tax assets, current portion:
Deferred revenue	111	646	92
Provision for doubtful debts	14,400	8,495	1,224
Tax loss carry forward	96	263	38
Accrued expenses	2,277	2,767	399
Government subsidies	1,383	2,354	339
Others	—	1,173	169
Less: Valuation allowance	13,166	171	25

Current deferred tax assets	5,101	15,527	2,236

Deferred tax assets, non-current portion:
Deferred revenue	—	1,566	226
Intangible assets and accrued expense	4,586	6,560	945
Foreign tax credit	1,222	—	—
Equity investment (gain) loss	(908)	10,725	1,545
Contingent consideration	1,434	777	112
Tax loss carry forward	27,517	84,824	12,217
Share-based compensation	—	11,206	1,614
Others	458	368	52
Less: Valuation allowance	21,466	41,217	5,936

Non-current deferred tax assets	12,843	74,809	10,775

Deferred tax liabilities, current portion:
Long-lived assets arising from acquisitions	414	—	—

Current deferred tax liabilities	414	—	—

Deferred tax liabilities, non-current portion:
Long-lived assets arising from acquisitions	37,897	54,176	7,803
Outside basis difference on investment in VIEs	61,109	58,262	8,391

Non-current deferred tax liabilities	99,006	112,438	16,194

The Group operates through several subsidiaries and VIEs and the valuation allowance is considered for each subsidiary and VIE on an individual basis. As of December 31, 2015 and 2016, the Group’s total deferred tax assets before valuation allowances were RMB52,576 and RMB131,724 (US$18,972), respectively. As of December 31, 2015 and 2016, the Group recorded valuation allowances of RMB34,632 and RMB41,388 (US$5,961), respectively, on its deferred tax assets that are sufficient to reduce the deferred tax assets to the amounts that are more-likely-than-not to be realized.

Undistributed earnings of certain of the Company’s PRC subsidiaries amounted to approximately RMB588,704 and RMB654,425 (US$94,255) on December 31, 2015 and 2016, respectively. Those earnings are considered to be indefinitely reinvested; accordingly, no provision for PRC withholding tax has been provided thereon. Upon repatriation of those earnings in the form of dividends, the Group would be subject to PRC withholding tax at 10%. The PRC withholding tax rate could be reduced to 5% should the treaty benefit between Hong Kong and the PRC be applicable. As such, the amount of unrecognized deferred income tax liabilities are approximately ranging from RMB29,294 to RMB58,589 and RMB32,721 (US$4,713) to RMB 65,442 (US$9,426) as of December 31, 2015 and 2016, respectively.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Taxable outside basis differences are noted in the Group’s investment in Beijing Mobile, a VIE of the Group. The registered shareholders of Beijing Mobile are contractually required to remit dividends received from Beijing Mobile to Beijing Security. This distribution chain results in (i) taxable dividend from Beijing Mobile to its registered shareholders and (ii) a taxable contribution to Beijing Security when the proceeds are remitted to Beijing Security by the registered shareholders. The tax impact on the future cash distribution is recognized in deferred tax liabilities as “outside basis difference on investment in VIEs”.

As of December 31, 2016, the Group had taxable losses of approximately RMB320,369 (US$46,142) deriving from entities in the PRC, Hong Kong, France, USA, Taiwan and Singapore, which can be carried forward per tax regulation to offset future net profit for income tax purposes. The PRC taxable loss will expire from 2017 to 2022; the USA taxable loss will expire from 2036 to 2037, the Taiwan taxable loss will not expire until 2021, the Hong Kong, France and Singapore taxable loss can be carried forward without an expiration date.

Unrecognized tax benefits

As of December 31, 2015 and 2016, the Group had unrecognized tax benefits of RMB46,615 and RMB61,557 (US$8,866), of which RMB29,948 and RMB 43,934 (US$6,328), respectively, were deducted against the deferred tax assets on tax losses carry forward, and the remaining amounts of RMB16,667 and RMB17,623 (U$2,538), respectively were presented in the other non-current liabilities in the consolidated balance sheets. The Group’s unrecognized tax benefits for the years ended December 31, 2015 and 2016 were primarily related to the tax-deduction of share-based compensation expenses and other expenses. It is possible that the amount of unrecognized benefits will change in the next 12 months; however, an estimate of the range of the possible change cannot be made at this moment. As of December 31, 2015 and 2016, there are RMB16,667 and RMB13,228 (US$1,905) of unrecognized tax benefits that if recognized would impact the annual effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefit is as follows:

	2015	2016
	RMB	RMB	US$
Balance at January 1	16,046	46,615	6,714
Additions based on tax positions related to current year	30,569	15,447	2,225
Reversal based on tax positions related to prior years	—	(505)	(73)
Balance at December 31	46,615	61,557	8,866

The Group recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expenses. For the years ended December 31, 2015 and 2016, the Group recognized approximately RMB638 and RMB3,489 (US$503) in interest and nil in penalties. The Group had approximately RMB1,494 and RMB4,983 (US$718) accrued interest as of December 31, 2015 and 2016, respectively.

As of December 31, 2016, the tax years ended December 31, 2011 through 2016 for the Group’s subsidiaries in the PRC and the VIEs are generally subject to examination by the PRC tax authorities.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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
VNG Corporation
Entities controlled by a director of the Company
Xiaomi Technology Company Limited (“Xiaomi Technology”)
Beijing Xiaomi Mobile Software Co., Ltd. (“Beijing Xiaomi Mobile”)
Beijing Wali Network Technology Co., Ltd. (“Beijing Wali Network Technology”)

Equity investees
Beijing Security System Technology Co., Ltd. (“Beijing Security System Technology”)
Beijing Shangyao World Technology Co., Ltd.
Wuhan Antian Information Technology Co., Ltd.
Baomi Information Technology(Shanghai) Co., Ltd. Musical.ly Inc.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

b) In addition to the transactions detailed elsewhere in these financial statements, the Group had the following material related party transactions for the years ended December 31, 2014, 2015 and 2016:

		For the years ended December 31,
		2014 (As adjusted)	2015 (As adjusted)	2016
		RMB	RMB	RMB	US$
Corporate, technical support and leasing services received from:	(i)
Entities controlled by Kingsoft		7,827	7,588	26,613	3,833
An equity investee		—	—	820	118
Licensing fees paid to:	(ii)
Entities controlled by Kingsoft		16,650	9,129	12,162	1,752
Sub-licensing revenue received from:	(iii)
Entities controlled by Kingsoft		24	90	90	13
Transfer of fixed assets, technology know-how, trademarks and other intellectual properties from:	(iv)
Entities controlled by Kingsoft		13,580	—	—	—
Promotion services received from:	(v)
Entities controlled by Kingsoft		24,455	28,231	22,599	3,255
An entity controlled by a director of the Company		2,924	47,826	59,377	8,552
An entity controlled by a shareholder of the Company		—	41,599	39,069	5,627
Online marketing services provided to:	(vi)
Entities controlled by a shareholder of the Company		78,432	293,510	153,650	22,130
An entity controlled by a director of the Company		4,081	117	28	4
Entities controlled by Kingsoft		1,653	—	109	16
Purchase of exclusive online game operating license from:	(vii)
Entities controlled by Kingsoft		13,944	—	—	—
Acquisition of equity method investments from:	(viii)
An entity controlled by a shareholder of the Company		30,000	—	—	—
Sales of products to:	(ix)
An equity investee		—	12,701	—	—

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

(i)                         In 2014, 2015 and 2016, the Group entered into agreements with certain entities controlled by Kingsoft and an equity investee, pursuant to which these entities provided services including corporate, technology support and leasing services to the Group. The expenses related to these services were recognized in the consolidated statements of comprehensive income (loss).

(ii)                      In 2011, the Group entered into authorization and licensing agreements with certain entities controlled by Kingsoft to obtain rights to use, redevelop and sub-license certain internet security software copyrights, patents and trademarks for five years for a total consideration of RMB42,000. These agreements were terminated upon the transfer of these assets to the Group in April 2014. On January 1, 2009, Kingsoft Japan Inc. entered into an exclusive licensing agreement with Kingsoft Corporation, pursuant to which Kingsoft Corporation granted Kingsoft Japan the exclusive right to use certain office software within Japan and to sub-license such software to original equipment manufacturers in Japan solely for their self-use and sale of products and services.This agrrement was later amended in October 2013 and effective until dissolution of Kingsoft Japan. The license fees were recognized in the consolidated statements of comprehensive income (loss).

(iii)                   In April 2014, the Group entered into sub-licensing agreement with an entity controlled by Kingsoft and granted the right to use certain trademarks and copyright of software until February 1, 2024. These sub-licensing revenues were recognized in the consolidated statements of comprehensive income (loss).

(iv)                  In April 2014, the Group purchased certain internet security software copyrights, patents and trademarks from certain entities controlled by Kingsoft for a cash consideration of RMB13,580.

(v)                     In 2014, 2015 and 2016, the Group entered into agreements with entities controlled by Kingsoft, an entity controlled by a director of the Company, and an entity controlled by a shareholder of the Company for promotion services ranging from six months to two years. The promotion service fees were recognized in the consolidated statements of comprehensive income (loss).

(vi)                  In 2014, 2015 and 2016, the Group entered into a series of agreements with an entitiy controlled by a director of the Company, entities controlled by a shareholder, and entities controlled by Kingsoft to provide online marketing services. These online marketing revenues were recognized in the consolidated statements of comprehensive income (loss).

(vii)               In October 2014, the Group entered into exclusive operating agreements with entities controlled by Kingsoft to obtain the license rights to exclusively operate certain mobile games developed by these entities from October 16, 2014 to December 31, 2015. The Group paid a total consideration of RMB13,944.

(viii)            In August 2014, the Group acquired 22.2% of Moxiu Technology from an entity controlled by a shareholder of the Company for an amount of RMB30,000 (note 4).

(ix)                  In 2015, the Group entered into a series of agreements with an equity investee to sell purifiers.The sales of the purifiers were recognized in the consolidated statements of comprehensive income (loss).

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

c) The balances between the Group and its related parties as of December 31, 2015 and 2016 are listed below:

(1)        Amount due from related parties

	As of December 31,
	2015 (As adjusted)	2016
	RMB	RMB	US$
Kingsoft	13,977	14,754	2,125
Entities controlled by a shareholder of the Company	36,639	14,412	2,076
Entities controlled by Kingsoft	610	508	73
Entities controlled by a director of the Company	2,302	7,694	1,108
Equity investees	7,266	6,910	995
Total	60,794	44,278	6,377

(2)        Amount due to related parties

	As of December 31,
	2015 (As adjusted)	2016
	RMB	RMB	US$
Kingsoft	589	616	89
Entities controlled by Kingsoft	16,846	25,631	3,692
Entities controlled by a director of the Company	23,421	11,638	1,676
Entities controlled by a shareholder of the Company	16,039	26,421	3,805
Equity investees	37	6,861	988
Total	56,932	71,167	10,250

All the balances with related parties as of December 31, 2015 and 2016 were unsecured and repayable on demand. Nil, nil and RMB8,282 (US$1,193) allowance for doubtful accounts was recognized for the amount due from related parties for the years ended  December 31, 2014, 2015 and 2016.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

17. SHARE-BASED COMPENSATION

2014 Restricted Shares Plan

On April 22 and April 24, 2014, the board of directors and the shareholders of the Company approved to adopt a restricted shares plan (the “2014 Restricted Shares Plan”), respectively. Under the 2014 Restricted Shares Plan, the Company is authorized to issue up to 122,545,665 Class A ordinary shares (excluding shares which have lapsed or have been forfeited) pursuant to the grant of restricted shares and restricted share units thereunder.  Unless terminated earlier, the 2014 Restricted Shares Plan will terminate automatically in 2024. The share awards granted under 2014 Restricted Shares Plan had vesting terms of no longer than 5 years from the date of grant. Except for service conditions, there were no other vesting conditions for all the awards under 2014 Restricted Shares Plan. The following table summarizes the Company’s restricted shares with an option feature activity under the 2014 Restricted Shares Plan during the year ended December 31, 2016:

	Number of shares	Weighted Average Exercise Price (US$)	Weighted Average Grant Date Fair Value (US$)	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (US$)
Outstanding at January 1, 2016	19,797,900	0.30	2.20	8.31	25,801
Granted	40,904,390	0.31	1.13
Forfeited	(6,770,890)	0.32	1.83
Exercised	(3,065,470)	0.20	2.22

Outstanding at December 31, 2016	50,865,930	0.31	1.37	7.31	32,839
Vested and expected to vest at December 31, 2016	49,189,470	0.31	1.38	7.31	31,854

Exercisable as at December 31, 2016	1,864,530	0.21	2.15	7.31	1,387

Total intrinsic value of restricted shares with an option feature exercised for the year ended December 31, 2016 was RMB18,203 (US$2,622). The weighted-average grant-date fair value of options granted during the years 2015 and 2016 was US$2.21 and US$1.13, respectively.

The grant date fair value of each restricted share with an option feature is estimated on the date of grant using the binomial tree option pricing model with the following assumptions used for grants in 2016:

Year ended December 31, 2016
Fair value of ordinary share (US$)	0.95-1.63
Risk-free interest rates	1.99%-2.98%
Expected volatility range	44.6%-53%
Expected dividend yield	0%
Expected exercise multiple	2.2
Fair value per option granted (US$)	0.67-1.33

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

Share-based compensation expenses recorded in respect of the 2014 Restricted Shares Plan amounted to nil, RMB71,772, RMB170,239 (US$24,520) for the year ended December 31, 2014, 2015 and 2016, respectively.

As of December 31, 2015 and 2016, 200,000 and 3,265,470  Class A ordinary shares were issued and outstanding for the exercised share awards under the 2014 Restricted Shares Plan.

As of December 31, 2016, there was RMB260,936 (US$37,583) of total unrecognized share-based compensation expenses related to non-vested restricted shares with an option feature and the cost is expected to be recognized over a weighted average period of 2.43 years. Total estimation share-based compensation expenses may be adjusted for future changes in estimated forfeitures.

2013 Incentive Scheme

                                 On January 2, 2014, the Company adopted an equity incentive scheme (the “2013 Incentive Scheme”). The 2013 Incentive Scheme provides for the grant of ordinary shares, restricted shares, share options and share appreciation rights to the employees, directors or non-employee consultants of the Company. The maximum number of the Company’s ordinary shares which may be issued under the 2013 Incentive Scheme is 64,497,718 (excluding shares which have lapsed or have been forfeited). The 2013 Incentive Scheme is valid and effective for a term of ten years commencing from its adoption. Except for service conditions, there were no other vesting conditions for all the awards under 2013 Incentive Scheme. As of December 31, 2016, all the share awards granted under 2013 Incentive Scheme were restricted shares with an option feature with vesting terms of no longer than 5 years from the date of grant.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

The following table summarizes the Group’s restricted shares with an option feature activity under the 2013 Incentive Scheme during the year ended December 31, 2016:

	Number of shares	Weighted Average Exercise Price (US$)	Weighted Average Grant Date Fair Value (US$)	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (US$)
Outstanding at January 1, 2016	61,320,331	0.33	1.23	8.01	77,726
Forfeited	(4,261,000)	0.34	1.38
Exercised	(8,092,280)	0.33	1.19

Outstanding at December 31, 2016	48,967,051	0.33	1.22	7.01	30,438

Vested and expected to vest at December 31, 2016	48,515,858	0.33	1.23	7.01	30,137

Exercisable as at December 31, 2016	14,181,172	0.33	1.14	7.01	8,908

Total intrinsic value of restricted shares with an option feature exercised for the year ended December 31, 2016 was RMB59,557 (US$8,578). The weighted-average grant-date fair value of options granted during the years 2014 and 2015 was US$1.03 and US$2.16 , respectively.

Share-based compensation expenses recorded in respect of the 2013 Incentive Scheme amounted to RMB126,399, RMB139,422 and RMB92,231 (US$13,284) for the years ended December 31, 2014, 2015 and 2016, respectively.

As of December 31, 2015 and 2016, 1,890,800 and 9,983,080  Class A ordinary shares were issued and outstanding for the exercised share awards under the 2013 Incentive Scheme, respectively.

As of December 31, 2016, there was RMB96,350 (US$13,877) of total unrecognized share-based compensation expenses related to non-vested restricted shares with an option feature and the cost is expected to be recognized over a weighted average period of 1.94 years. Total estimation share-based compensation expenses may be adjusted for future changes in estimated forfeitures.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

2011 Share Award Scheme

On May 26, 2011, the board of directors of the Company approved and adopted the 2011 Share Award Scheme, as amended in September 2013 and November 2016, to recognize the contributions of certain employees and to give incentives thereto in order to retain them for the continued operation and development of the Group. Under the 2011 Share Award Scheme, the board of directors may grant restricted shares to its employees and directors to receive an aggregate of no more than 100,000,000 ordinary shares of the Company (excluding shares which have lapsed or have been forfeited) as at the date of such grant. Unless early terminated by the board of directors of the Company, the 2011 Share Award Scheme is valid and effective for a term of ten years commencing from its adoption.

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

The Group has set up the Share Award Scheme Trust for the purpose of administering the 2011 Share Award Scheme and holding shares awarded to the employees before they vest. As of December 31, 2016, 4,793,807 (2015: 1,273,840) forfeited and ungranted restricted shares are held by the Share Award Scheme and available to be granted in the future.

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

The equity portion of the restricted share is recognized as share-based compensation based on its grant date fair value over the requisite service period of four years. The redemption right liability as of December 31, 2015 and 2016 were and RMB474 and RMB652 (US$94), respectively. The redemption right liability considers the fair value of the employee’s redemption right as of the end of a reporting period and the number of restricted shares that have vested to date. For the year ended December 31, 2016, the change in the fair value of the redemption right liability of RMB84 (US$12) was recorded as share-based compensation expenses and RMB94 (US$14) was recorded in changes in fair value of put options granted to employees, respectively.

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

The following table summarizes the restricted shares activity pursuant to the 2011 Share Award Scheme for the year ended December 31, 2016:

	Number of ordinary shares	Weighted average grant date fair value (US$)
Unvested at January 1, 2016	22,202,973	1.11
Granted	1,374,000	1.61
Vested	(11,675,334)	0.82
Forfeited	(4,893,967)	1.67

Unvested at December 31, 2016	7,007,672	1.30

The weighted-average grant-date fair value of options granted during the years 2014, 2015 and 2016 was US$1.27, US$1.91 and US$1.61, respectively.

Share-based compensation expenses recorded in respect of the 2011 Share Award Scheme amounted to RMB41,259, RMB72,535 and RMB32,514 (US$4,683) for the years ended December 31, 2014, 2015 and 2016, respectively.

As of December 31, 2016, the total estimated unrecognized share-based compensation expenses related to restricted shares awarded to employees pursuant to the 2011 Share Award Scheme amounted to RMB19,565 (US$2,818), net of estimated forfeitures, and is expected to be recognized over a weighted-average period of 1.59 years. Total unrecognized share-based compensation expenses may be adjusted for future changes in estimated forfeitures.

The total fair value of vested restricted shares on their respective vesting dates during the years ended December 31, 2014, 2015 and 2016 were RMB243,214, RMB301,715 and RMB120,343 (US$17,333), respectively.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

The following table summarizes the restricted shares activity pursuant to the Other Share Incentive Award for the year ended December 31, 2016:

	Number of ordinary shares	Weighted average grant date fair value (US$)
Unvested at January 1, 2016	3,690,668	2.28
Granted	105,000	1.62
Vested	(1,348,667)	1.54
Forfeited	(454,350)	2.36

Unvested at December 31, 2016	1,992,651	1.08

The weighted-average grant-date fair value of options granted during the years 2015 and 2016 was US$2.26 and US$1.62, respectively.

Share-based compensation expenses recorded in respect of the Other Share Incentive Award amounted to nil, RMB24,926 and RMB7,534 (US$1,085) for the years ended December 31, 2014, 2015 and 2016, respectively.

As of December 31, 2016, the total estimated unrecognized share-based compensation expenses related to the Other Share Incentive Award to grantees amounted to RMB4,818 (US$694), net of estimated forfeitures, and is expected to be recognized over a weighted-average period of 1.16 years. Total unrecognized share-based compensation expenses may be adjusted for future changes in estimated forfeitures.

The total fair value of vested restricted shares on their respective vesting dates during the years ended December 31, 2014, 2015 and 2016 were nil, RMB12,247 and RMB12,831 (US$1,848), respectively.

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

A summary of the awarded shares activity, relating to awarded shares held by employees of the Group pursuant to the Kingsoft Share Award Scheme for the year ended December 31, 2016, is presented below:

	Number of Kingsoft ordinary shares	Weighted average grant date fair value (US$)
Unvested at January 1, 2016	1,387,000	2.0
Granted	9,000	2.1
Vested	(944,100)	2.3
Forfeited	(117,500)	2.7

Unvested at December 31, 2016	334,400	0.9

The weighted-average grant-date fair value of options granted during the years  2014, 2015 and 2016 was US$3.15, US$2.9  and US$2.1, respectively.

Share-based compensation expenses recorded in respect of the Kingsoft Share Award Scheme amounted to RMB5,874, RMB5,857 and RMB3,545 (US$511) for the years ended December 31, 2014, 2015 and 2016, respectively.

As of December 31, 2016, the total estimated unrecognized share-based compensation expenses related to awarded shares granted to the Group’s employees pursuant to the Kingsoft Share Award Scheme amounted to RMB472(US$68), net of estimated forfeitures, and is expected to be recognized over a weighted-average period of 1.28 years.

The total fair value of vested awarded shares on their respective vesting dates during the years ended December 31, 2014, 2015 and 2016 were RMB18,560, RMB28,991 and RMB11,647 (US$1,679), respectively.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Total share-based compensation expenses recorded by the Group are as follows:

	Years ended December 31,
	2014 (As adjusted)	2015 (As adjusted)	2016
	RMB	RMB	RMB	US$
Cost of revenues	1,393	1,523	1,490	215
Research and development	51,322	142,777	148,211	21,347
Selling and marketing	7,621	18,206	13,830	1,992
General and administrative	113,435	153,234	142,618	20,541
	173,771	315,740	306,149	44,095

18. COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group leases facilities under non-cancelable operating leases expiring on different dates. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases. Total rental expense for offices was RMB41,543, RMB82,710, and RMB88,694 (US$12,775) for the years ended December 31, 2014, 2015 and 2016, respectively. Total other operating lease expenses were RMB111,188, RMB222,138, and RMB347,711 (US$50,081) for the years ended December 31, 2014, 2015 and 2016, respectively.

Future minimum payments under non-cancelable operating leases consist of the following as of December 31, 2016:

	RMB	US$
2017	77,931	11,224
2018	72,722	10,474
2019	62,948	9,066
2020	47,782	6,882
2021 and thereafter	—	—
	261,383	37,646

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Litigation

The Group is involved in several other proceeding as of December 31, 2016 which are either immaterial, or the Group does not believe that a reasonable possibility of loss has been incurred as the proceedings are in the early stages, and/or there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. As a result, there is considerable uncertainty regarding the timing or ultimate resolution of such matters, which includes eventual loss, fine, penalty or business impact, if any, and therefore, an estimate for the reasonably possible loss or a range of reasonably possible losses cannot be made. However, the Group believes that such matters, individually and in the aggregate, when finally resolved, are reasonably likely not to have a material adverse effect on the Group’s consolidated results of operations, financial position and cash flows.

19. SHAREHOLDERS’ EQUITY

Ordinary shares

Immediately following the closing of the IPO, the Memorandum and Articles of Association were amended and restated such that the authorized share capital of the Company was reclassified and redesignated into 10,000,000,000 shares comprising of (i) 7,600,000,000 Class A ordinary shares; (ii) 1,400,000,000 Class B ordinary shares; and (iii) 1,000,000,000 reserved shares at par value of US$0.000025 per share. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each share of Class A ordinary shares is entitled to one vote per share and is not convertible into Class B ordinary shares under any circumstances. Each share of Class B ordinary shares is entitled to ten votes per share and is convertible into one Class A ordinary share at any time by the holder thereof. Upon any transfer of Class B ordinary shares by the holder thereof to any person or entity that is not an affiliate of such holder, such Class B ordinary shares would be automatically converted into an equal number of Class A ordinary shares. There were 69,100,000 and 43,385,700 Class B ordinary shares transferred to Class A ordinary shares in the year ended December 31, 2015 and 2016, respectively.

As of December 31, 2015, there were 350,398,737 and 1,035,037,339 Class A and Class B ordinary shares outstanding. As of December 31, 2016, there were 380,922,773 and 1,003,326,973 Class A and Class B ordinary shares outstanding.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide statutory common reserve of at least 10% of its annual after-tax profit until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. A domestic enterprise is also required to provide a statutory public welfare fund and a discretionary surplus reserve, at the discretion of the board of directors, from the profits determined in accordance with the enterprise’s PRC statutory accounts. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends.

	As of December 31,
	2015 (As adjusted)	2016
	RMB	RMB	US$
PRC statutory reserve funds	27,121	31,824	4,584
Unreserved retained earnings	290,697	205,469	29,593
Total retained earnings	317,818	237,293	34,177

Under PRC laws and regulations, there are restrictions on the Company’s subsidiaries in the PRC and VIEs with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Such restriction amounted to RMB1,037,038 (US$149,365) as of December 31, 2016.

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

Accumulated other comprehensive income (loss)

The components of accumulated other comprehensive income (loss) is as follows:

	Foreign currency translation adjustments	Unrealized gains on available- for-sale securities	Total
		RMB	RMB

Balance at January 1,2014 (As adjusted)	(9,034)	20,929	11,895
Other comprehensive income before reclassification	(6,083)	18,119	12,036
Amounts reclassified from accumulated other comprehensive income	—	(21,121)	(21,121)
Other comprehensive loss attribute to noncontrolling interests	(609)	—	(609)
Balance at December 31, 2014 (As adjusted)	(15,726)	17,927	2,201
Other comprehensive income before reclassification	115,515	9,729	125,244
Amounts reclassified from accumulated other comprehensive income	—	(6,814)	(6,814)
Other comprehensive loss attribute to noncontrolling interests	(1,515)	—	(1,515)
Balance at December 31, 2015 (As adjusted)	98,274	20,842	119,116
Other comprehensive income before reclassification	132,450	1,241	133,691
Amounts reclassified from accumulated other comprehensive income	—	(21,666)	(21,666)
Other comprehensive loss attribute to noncontrolling interests	(2,996)	—	(2,996)
Balance at December 31, 2016	227,728	417	228,145

Balance at December 31, 2016, in US$	32,798	60	32,858

There was nil tax expense or benefit recognized related to the changes of each component of accumulated other comprehensive income for the years ended December 31, 2014, 2015 and 2016.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

20. EARNINGS (LOSSES) PER SHARE

Basic and diluted earnings (losses) per share for each of the years presented are calculated as follows:

	Year ended December 31,
	2014 (As adjusted)	2015 (As adjusted)	2016
	Ordinary shares	Ordinary shares	Class A ordinary shares	Class A ordinary shares	Class B ordinary shares	Class B ordinary shares
	RMB	RMB	RMB	US$	RMB	US$
Earnings (Losses) per share-basic
Numerator:
Net income (loss) attributable to Cheetah Mobile Inc.	68,317	176,347	(21,414)	(3,084)	(59,111)	(8,514)
Allocation of net income attributable to Series A Preferred Shareholders	(1,889)	—	—	—	—	—
Allocation of net income attributable to Series B Preferred Shareholders	(2,259)	—	—	—	—	—
Allocation of net income (loss) attributable to ordinary shareholders	64,169	176,347	(21,414)	(3,084)	(59,111)	(8,514)
Denominator:
Weighted average number of ordinary shares outstanding	1,210,501,020	1,372,863,321	368,910,885	368,910,885	1,018,343,666	1,018,343,666
Earnings (Losses) per share—basic	0.0530	0.1285	(0.0580)	(0.0084)	(0.0580)	(0.0084)

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

	Years ended December 31,
	2014 (As adjusted)	2015 (As adjusted)	2016
	Ordinary shares	Ordinary shares	Class A ordinary shares	Class A ordinary shares	Class B ordinary shares	Class B ordinary shares
	RMB	RMB	RMB	US$	RMB	US$
Earnings (Losses) per share—diluted
Numerator:
Allocation of net income (loss) attributable to ordinary shareholders	64,169	176,347	(21,414)	(3,084)	(59,111)	(8,514)
Reallocation of net income attributable to ordinary shareholders as a result of conversion of Series A Preferred Shares to ordinary shares	1,889	—	—	—	—	—
Reallocation of net income attributable to ordinary shareholders as a result of conversion of Series B Preferred Shares to ordinary shares	2,259	—	—	—	—	—
Reallocation of net loss as a result of conversion of Class B into Class A ordinary shares	—	—	(59,111)	(8,514)	—	—
Net income (loss) attributable to ordinary shareholders	68,317	176,347	(80,525)	(11,598)	(59,111)	(8,514)
Denominator:
Weighted average ordinary shares outstanding	1,210,501,020	1,372,863,321	368,910,885	368,910,885	1,018,343,666	1,018,343,666
Conversion of Series A Preferred Shares to ordinary shares	35,632,943	—	—	—	—	—
Conversion of Series B Preferred Shares to ordinary shares	42,621,733	—	—	—	—	—
Dilutive effect of Restricted Shares	43,813,545	21,284,316	—	—	—	—
Dilutive effect of restricted shares with an option feature	9,163,216	32,663,302	—	—	—	—
Conversion of Class B into Class A ordinary shares	—	—	1,018,343,666	1,018,343,666	—	—
Denominator used for earnings (losses) per share	1,341,732,457	1,426,810,939	1,387,254,551	1,387,254,551	1,018,343,666	1,018,343,666
Earnings (losses) per share—diluted	0.0509	0.1236	(0.0580)	(0.0084)	(0.0580)	(0.0084)
Earnings (Losses) per ADS:
Denominator used for earnings (losses) per ADS—basic	121,050,102	137,286,332	36,891,088	36,891,088
Denominator used for earnings (losses) per ADS—diluted	134,173,246	142,681,094	138,725,455	138,725,455
Earnings (Losses) per ADS—basic	0.5301	1.2845	(0.5805)	(0.0836)
Earnings (Losses) per ADS—diluted	0.5092	1.2360	(0.5805)	(0.0836)

The Group did not include certain restricted shares and restricted shares with an option feature in the computation of diluted earnings (losses) per share for the years ended December 31, 2014, 2015 and 2016 because those restricted shares and restricted shares with an option were anti-dilutive for earnings (losses) per share for the respective years.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

21. TREASURY STOCK

On March 16, 2016, the Board of Directors of the Company authorized a share repurchase plan (the”Share Repurchase Plan”), pursuant to which the Company was authorized to repurchase its own issued and outstanding ADSs up to an aggregate value of US$100 million from the open market, in negotiated transactions off the market, or through other legally permissible means in accordance with applicable securities laws from time to time within one year. As of December 31, 2016, the Company had repurchased under the Share Repurchase Plan an aggregate of 2,536,808 ADSs, representing 25,368,080 Class A ordinary shares, at an average price of $10.7483 per ADS, or $1.0748 per Class A ordinary share, for an aggregate US$ denominated consideration of US$27,266 (equivalent to RMB178,991). These shares were recorded at their historical purchase cost and were not canceled.

22. EMPLOYEE BENEFIT

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the subsidiaries in the PRC and VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were approximately RMB75,538, RMB105, 554 and RMB152,231 (US$21,926) for the years ended December 31, 2014, 2015 and 2016, respectively.

23. FAIR VALUE MEASUREMENT

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

Assets and liabilities measured or disclosed at fair value

In accordance with ASC 820-10, the Group measures available-for-sale securities, contingent consideration payable at fair value on a recurring basis. The fair value of the available-for-sale equity securities are measured based on the market price in an active market. The available-for-sale debt securities are classified within Level 3 as the fair value is measured based on business enterprise value allocation method and probability expected return method. The contingent consideration for the acquisition are classified within Level 3 as the fair value is measured based on inputs linked to the achievement of certain performance target that are unobservable in the market.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

For the year ended December 31, 2016, assets and liabilities measured or disclosed at fair value are summarized below:

			Fair value measurement or disclosure
			at December 31, 2016 using
	Total Fair Value at December 31, 2016	Total Fair Value at December 31, 2016	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total losses
	RMB	US$	RMB	RMB	RMB	RMB
Fair value measurement—Recurring:
Available-for-sale debt security	7,353	1,059			7,353
Fair value measurement—Non-Recurring:
Intangible assets, net	370	53			370	(2,889)
Investment in equity investees	—	—			—	(11,453)
Other long-term investments	132,417	19,072			132,417	(129,616)
Total assets measured at fair value	140,140	20,184			140,140	(143,958)
Fair value measurement—Recurring:
Contingent consideration payable	30,358	4,372			30,358
Total liabilities measured at fair value	30,358	4,372			30,358

For the year ended December 31, 2015, assets and liabilities measured or disclosed at fair value are summarized below:

		Fair value measurement or disclosure (As adjusted)
		at December 31, 2015 using
	Total Fair Value at December 31, 2015	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total losses
	RMB	RMB	RMB	RMB	RMB
Fair value measurement—Recurring:
Available-for-sale equity security	46,373	46,373
Fair value measurement—Non-Recurring:
Intangible assets, net	—		—		(26,136)
Goodwill	—		—		(23,746)
Investment in equity investees	—		—		(2,806)
Other long-term investments	—		—		(6,031)
Total assets measured at fair value	46,373	46,373	—		(58,719)
Fair value measurement—Recurring:
Contingent consideration payable	23,338			23,338
Total liabilities measured at fair value	23,338			23,338

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

There were no transfers of fair value measurements into or out of Level 3 for the years ended December 31, 2014, 2015 and 2016.

The Group has measured the available-for-sale debt securities and contingent consideration payable at fair value on a recurring basis using significant unobservable inputs (Level 3) as of the years ended December 31, 2015 and 2016. The significant unobservable inputs used in the fair value measurement and the corresponding impacts to the fair values are presented below:

	Valuation techniques	Unobservable inputs	Estimation as of December 31, 2015	Estimation as of December 31, 2016	Change in unobservable inputs	Change in fair value
Contingent consideration payable	Discounted cash flow method	• Probability of achieving performance target	0%-99%	0%-100%	Increase / (decrease)	Increase / (decrease)
		• Discount rate	10.0%-12.3%	10.9%	Increase / (decrease)	Decrease / (increase)
Available-for-sale debt security	Probability expected return method	• Discount rate for lack of marketability	*	3.81%	Increase / (decrease)	Decrease / (increase)
		• Probability of conversion	*	20.0%	Increase / (decrease)	Increase / (decrease)

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

The following table presents a reconciliation of the assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2015 and 2016:

	Contingent consideration payable	Available- for-sales debt securities
	RMB	RMB

Balance as of December 31, 2014	53,592	78,378
Recognized during the year	17,202	—
Realized or unrealized gains	(7,011)	(11,094)
Settlement	(42,641)	(67,507)
Foreign exchange translation adjustments	2,196	223

Balance as of December 31, 2015	23,338	—
Recognized during the year	25,067	6,647
Realized or unrealized losses	3,377	417
Settlement	(23,266)	—
Foreign exchange translation adjustments	1,842	289

Balance as of December 31, 2016	30,358	7,353
Balance as of December 31, 2016 in US$	4,372	1,059

Realized or unrealized gains in the available-for-sale debt securities, realized or unrealized gains in the available-for-sale equity securities and the contingent consideration payable were recorded as “Other income”, “Settle and Changes in fair value of contingent consideration”, respectively, in the consolidated statements of comprehensive income (loss).

24. SUBSEQUENT EVENTS

On February 13, 2017, Kingsoft entered into a proxy agreement dated February 12, 2017 with Sheng Fu, to delegate the voting rights attached to not more than 399,445,025 class B ordinary shares of the Company to Sheng Fu. The effectiveness of the agreement is subject to Kingsoft’s shareholder approval and signing of a definitive agreement between Sheng Fu and the Company in relation to a potential transfer of Sheng Fu’s interest in certain robotics business to the Company (subject to approval of the Company’s audit committee and board of directors). As of April 26, 2017, the proxy agreement is not yet effective.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

25. CONDENSED FINANCIAL INFORMATION OF THE COMPANY

Balance Sheets

	As of December 31,
	2015	2016
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	583,374	74,488	10,729
Restricted cash	25,974	69,370	9,991
Short-term investments	6,494	316	46
Prepayments and other current assets	15,162	33,564	4,834
Due from related parities	1,411,418	2,619,793	377,327

Total current assets	2,042,422	2,797,531	402,927

Non-current assets
Intangible assets, net	25,022	9,846	1,418
Goodwill	59,404	63,460	9,140
Investment in equity investees	5,802	5,814	837
Other long-term investment	46,373	—	—
Investment in subsidiaries	891,622	864,120	124,460

Total non-current assets	1,028,223	943,240	135,855

Total assets	3,070,645	3,740,771	538,782

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank loans	129,872	346,850	49,957
Accounts payable	—	32	5
Accrued expenses and other current liabilities	18,208	24,101	3,471
Due to related parties	57,933	356,898	51,404
Income tax payable	10,351	344	50

Total current liabilities	216,364	728,225	104,887

Non-current liabilities
Other non-current liabilities	214	194	28

Total non-current liabilities	214	194	28

Total liabilities	216,578	728,419	104,915
Shareholders’ equity
Class A ordinary shares (par value of US$0.000025 per share; 7,600,000,000 shares authorized; 365,961,759 and 410,608,263 shares issued as of December 31, 2015 and 2016, respectively; 350,398,737 and 380,922,773 shares outstanding as of December 31, 2015 and 2016, respectively)	56	65	9
Class B ordinary shares (par value of US$0.000025 per share; 1,400,000,000 shares authorized; 1,058,514,152 and 1,015,128,452 shares issued as of December 31, 2015 and 2016, respectively; 1,035,037,339 and 1,003,326,973 shares outstanding as of December 31, 2015 and 2016, respectively)	170	165	24
Treasury stock (nil and 25,368,080 shares as of December 31, 2015 and 2016, respectively)	—	(178,991)	(25,780)
Additional paid-in capital	2,416,907	2,725,675	392,579
Retained earnings	317,818	237,293	34,177
Accumulated other comprehensive income	119,116	228,145	32,858
Total shareholders’ equity	2,854,067	3,012,352	433,867

Total liabilities and shareholders’ equity	3,070,645	3,740,771	538,782

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Statements of Comprehensive Income

	Years ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
Revenues	22,002	196,640	105,497	15,195
Cost of revenues	(17,752)	(20,531)	(15,993)	(2,303)

Gross profit	4,250	176,109	89,504	12,892

Operating expenses
Research and development	(44,011)	(74,426)	(61,389)	(8,842)
Selling and marketing	(31)	(107)	(347)	(50)
General and administrative	(13,103)	(31,279)	(33,153)	(4,775)

Total operating expenses	(57,145)	(105,812)	(94,889)	(13,667)

Equity in profit (loss) of subsidiaries	99,589	133,246	(94,219)	(13,570)
Interest income (expense), net	20,908	7,169	(3,213)	(463)
Changes in fair value of redemption right and put options granted	3,576	—	—	—
Losses from equity method investments	—	(42)	(352)	(51)
Impairment of investments	—	(25,891)	—	—
Settlement and changes in fair value of contingent considerations	(1,755)	(707)	(240)	(35)
Foreign exchange (loss) gain, net	(17)	389	4,385	632
Other income, net	—	1,620	25,211	3,631

Income (Loss) before income taxes	69,406	186,081	(73,813)	(10,631)

Income tax expenses	(1,089)	(9,734)	(6,712)	(967)

Net income (loss)	68,317	176,347	(80,525)	(11,598)

Other comprehensive income (loss), net of tax of nil
Unrealized (loss) gain on available-for-sale securities, net	(3,002)	2,915	(20,425)	(2,942)
Foreign currency translation adjustments	(6,692)	114,000	129,454	18,646
Other comprehensive (loss) income	(9,694)	116,915	109,029	15,704

Total comprehensive income	58,623	293,262	28,504	4,106

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Statements of Cash Flows

	Years ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
Net cash (used in) provided by operating activities	(629,518)	118,281	(114,699)	(16,520)
Net cash used in investing activities	(516,106)	(202,844)	(437,878)	(63,068)
Net cash provided by financing activities	1,404,056	102,366	11,546	1,663
Effect of exchange rate changes on cash and cash equivalents	(6,626)	31,181	32,145	4,630

Net increase (decrease) in cash and cash equivalents	251,806	48,984	(508,886)	(73,295)

Cash and cash equivalents at beginning of the year	282,584	534,390	583,374	84,024

Cash and cash equivalents at end of the year	534,390	583,374	74,488	10,729

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

The Company only condensed financial information should be read in conjunction with the Group’s consolidated financial statements.

(b) Commitments

The Company does not have any significant commitments or long-term obligations as of any of the periods presented.