Form 20-F
period 2017-12-31
Cheetah Mobile Inc.
filed 2018-04-24
CIK 1597835

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017.

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

Vincent Zhenyu Jiang

Chief Financial Officer

Cheetah Mobile Inc.

Building No. 8

Hui Tong Times Square

Yaojiayuan South Road

Beijing 100123

People’s Republic of China

Tel: +86-10-6292-7779

Email: IR@cmcm.com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American depositary shares, each	The New York Stock Exchange
representing ten Class A ordinary shares
Class A ordinary shares, par value
US$0.000025 per share*

*	Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares, each representing ten Class A ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

NONE

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

NONE

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 415,250,897 Class A ordinary shares and 1,006,398,742 Class B ordinary shares, par value US$0.000025 per share, as of December 31, 2017.

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

Large accelerated filer  ☐                 Accelerated filer  ☒                 Non-accelerated filer  ☐                 Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13 (a) of the Exchange Act.

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•	“Cheetah Mobile Inc.,” “we,” “us,” “our company” or “our” refers to Cheetah Mobile Inc., its subsidiaries and, in the context of describing our operations and consolidated financial data, also includes our variable interest entities and, in certain periods prior to January 2017, the subsidiaries of our variable interest entities;

•	“ADSs” refers to American depositary shares, each of which represents ten of our Class A ordinary shares;

•	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report, Hong Kong, Macau and Taiwan;

•	“Ordinary shares,” prior to the completion of our initial public offering in May 2014, refers to our ordinary shares, par value US$0.000025 per share and, upon the completion of the offering, to our Class A and Class B ordinary shares, par value US$0.000025 per share;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“US$,” “U.S. dollars,” “$,” or “dollars” refers to the legal currency of the United States;

•	“€,” “Euro dollars” or “Euro” refers to the legal currency of the eurozone;

•	“¥,” “Japanese Yen” or “JPY” refers to the legal currency of Japan;

•	“Kingsoft Corporation Limited” or “Kingsoft Corporation” refers to Kingsoft Corporation Limited, a company listed on the Hong Kong Stock Exchange (Stock Code: 3888);

•	Number of “monthly active users,” in reference to all of our products, refers to the number of computers, tablets or smartphones on which one or more of our products have been installed or downloaded and that accessed the internet at least once during the relevant month; and number of “monthly active users,” in reference to an individual product, refers to the number of computers, tablets or smartphones on which such product has been installed or downloaded and that accessed the internet at least once during the relevant month. A single device with multiple applications installed is counted as one user. A single person with applications installed on multiple devices is counted as multiple users. Multiple persons using a single device are counted as one user. The number of monthly active users for our mobile products is based on our internal statistics;

•	Number of mobile devices on which our applications have been “installed,” as of a specified date, refers to the cumulative number of mobile devices on which one or more of our applications have been installed as of the specified date;

•	“Hong Kong Listing Rules” refers to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited;

•	“Overseas revenues” or “revenues from overseas markets” refers to revenues generated by our operating legal entities incorporated outside China. Such revenues are primarily attributable to customers located outside China, based on our customers’ registered addresses; and

•	“Variable interest entities” or “VIEs” refers to those entities incorporated in PRC consolidated in our financial statements and over which our subsidiaries exercise effective control through a series of contractual arrangements.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “could,” “should,” “would,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “project,” “continue,” “potential,” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our business strategies, plans and priorities, including growth strategies as well as investment and acquisition plans in China and overseas;

•	our ability to retain and attract users, customers and business partners, and increase their spending or level of engagement with us;

•	our ability to expand and improve our product and service offerings;

•	our ability to monetize the user traffic on our platform;

•	our future business development, results of operations and financial condition, including the seasonal trends of our results of operations;

•	expectations regarding our user growth rate and user engagement;

•	expected changes in our revenues and cost or expense items;

•	competition and changes in landscape in our industry;

•	relevant PRC and foreign government policies and regulations relating to our industry;

•	general economic and business condition globally and in China; and

•	assumptions underlying or related to any of the foregoing.

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

The following table presents the selected consolidated financial information of our company. The selected consolidated statements of comprehensive income/(loss) data for each of the three years ended December 31, 2017 and the selected consolidated balance sheets data as of December 31, 2016 and 2017 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of comprehensive income/(loss) data for each of the two years ended December 31, 2013 and 2014 and the selected consolidated balance sheets data as of December 31, 2013, 2014 and 2015, excluding the financial data of Kingsoft Japan Inc., or Kingsoft Japan, have been derived from our audited consolidated financial statements that are not included in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results do not necessarily indicate results expected for any future period. You should read the following selected financial data in conjunction with the consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

In January 2016, we obtained control of Kingsoft Japan. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions and Agreements with Kingsoft Corporation and its Subsidiaries—Purchase of Equity Interest in Kingsoft Japan”. As we and Kingsoft Japan were under common control by Kingsoft Corporation both before and after our acquisition of control over Kingsoft Japan, the consolidated financial data presented below have been prepared as if we had owned the assets and liabilities of and operated Kingsoft Japan throughout the periods presented, and the consolidated financial data for the years ended December 31, 2013, 2014, and 2015 have been retrospectively adjusted accordingly. The consolidated financial data set forth below as of and for each of the years ended December 31, 2013, 2014 and 2015 may not necessarily reflect the results of operations, financial position and cash flows we would have experienced with respect to Kingsoft Japan if we had owned and operated Kingsoft Japan throughout those years.

	Year Ended December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands except for shares, per share and per ADS data)
Selected Consolidated Statements of Comprehensive Income/(Loss) Data:
Revenues	858,903	1,858,182	3,773,877	4,564,650	4,974,757	764,606
Utility products and related services	840,487	1,616,184	3,465,239	3,870,995	3,439,563	528,651
Mobile entertainment	18,416	176,008	281,671	693,195	1,496,443	229,999
Others	—	65,990	26,967	460	38,751	5,956

Cost of revenues(1)	(192,720)	(438,661)	(956,353)	(1,543,817)	(1,780,089)	(273,595)

Gross profit	666,183	1,419,521	2,817,524	3,020,833	3,194,668	491,011

Operating income and expenses:
Research and development(1)	(224,179)	(443,214)	(695,185)	(905,854)	(684,863)	(105,262)
Selling and marketing(1)	(221,462)	(601,433)	(1,505,951)	(1,650,581)	(1,656,505)	(254,600)
General and administrative(1)	(121,368)	(274,991)	(447,984)	(561,834)	(407,410)	(62,618)
Impairment of goodwill and intangible assets	—	(8,304)	(49,882)	(2,889)	(38,862)	(5,973)
Other operating income	—	1,087	98,376	87,877	39,852	6,125

Total operating income and expenses	(567,009)	(1,326,855)	(2,600,626)	(3,033,281)	(2,747,788)	(422,328)

Operating profit/(loss)	99,174	92,666	216,898	(12,448)	446,880	68,683

Other income/(expenses):	19,849	6,534	21,479	(56,448)	986,385	151,605

Income/(Loss) before income taxes	119,023	99,200	238,377	(68,896)	1,433,265	220,288

Income tax benefit/(expenses)	(51,430)	(27,895)	(63,740)	12,189	(57,602)	(8,853)

Net income/(loss)	67,593	71,305	174,637	(56,707)	1,375,663	211,435

Less: Net income/(loss) attributable to noncontrolling interests	4,478	2,988	(1,710)	23,818	27,469	4,222

Net income/(loss) attributable to Cheetah Mobile Inc.	63,115	68,317	176,347	(80,525)	1,348,194	207,213

Earnings/(Losses) per share
Basic	0.0618	0.0530	0.1285	(0.0580)	0.9573	0.1471
Diluted	0.0587	0.0509	0.1236	(0.0580)	0.9366	0.1439
Earnings/(Losses) per ADS(2)
Basic	0.6181	0.5301	1.2845	(0.5805)	9.5728	1.4713
Diluted	0.5872	0.5092	1.2360	(0.5805)	9.3656	1.4395
Weighted average number of shares used in computation:
Basic	929,119,153	1,210,501,020	1,372,863,321	1,387,254,551	1,394,303,326	1,394,303,326
Diluted	1,135,982,953	1,341,732,457	1,426,810,939	1,387,254,551	1,425,154,838	1,425,154,838

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	Year Ended December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	10	1,393	1,523	1,490	762	117
Research and development	14,520	51,322	142,777	148,211	20,691	3,180
Selling and marketing	2,835	7,621	18,206	13,830	39	6
General and administrative	20,031	113,435	153,234	142,618	51,824	7,965

Total	37,396	173,771	315,740	306,149	73,316	11,268

(2)	Each ADS represents ten Class A ordinary shares.

	Year Ended December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	554,451	1,115,738	1,843,233	1,411,000	2,317,488	356,191
Short-term investments	55,780	513,621	29,234	361,499	1,395,694	214,514
Total assets	958,045	2,988,129	4,926,551	5,541,134	7,448,931	1,144,879
Total current liabilities	282,858	638,210	1,720,585	2,066,221	2,165,754	332,870
Total liabilities	340,339	740,176	1,912,106	2,339,956	2,293,721	352,538
Total mezzanine equity	441,941	—	—	—	649,246	99,787
Total Cheetah Mobile Inc. shareholders’ equity	156,777	2,152,084	2,854,067	3,012,352	4,293,361	659,878
Total equity	175,765	2,247,953	3,014,445	3,201,178	4,505,964	692,554

Exchange Rate Information

Most of our revenues and costs are denominated in foreign currencies, primarily U.S. dollars, and the rest is denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in New York City for cable transfers in RMB as certified for customs purposes by the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.5063 to US$1.00, the noon buying rate in effect as of December 29, 2017. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 20, 2018, the noon buying rate was RMB6.2945 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per U.S. Dollar)
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2821	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
2017	6.5063	6.7350	6.9575	6.4773
October	6.6328	6.6254	6.6533	6.5712
November	6.6090	6.6200	6.6385	6.5967
December	6.5063	6.5932	6.6210	6.5063
2018
January	6.2841	6.4233	6.5263	6.2841
February	6.3280	6.3183	6.3471	6.2649
March	6.2726	6.3174	6.3565	6.2685
April (through April 20, 2018)	6.2945	6.2859	6.3045	6.2655

(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant month.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Relating to Our Business and Industry

If we fail to retain our user base in our key markets, including the United States, Europe and China, or if our users decrease their level of engagement with our mobile applications in these markets, our business, financial condition and results of operations would be materially and adversely affected.

The size of our user base and our users’ level of engagement in our key markets are critical to our success. Our business and financial performance have been and will continue to be significantly determined by our success in retaining and engaging active users in our key markets. We have been consistently anticipating user demand and developing innovative products and services to attract and retain users. However, the internet industry, including the mobile internet industry, is characterized by constant and rapid technological changes. As a result, users may switch from one set of products to others more quickly than in other sectors. Our success will become increasingly dependent on our ability to increase levels of user engagement and monetization in our key markets. Our user engagement could be adversely affected if:

•	we fail to maintain the popularity of our existing products for users in China, the United States, and Europe;

•	we are unsuccessful in launching new and popular applications in a cost-effective manner to further diversify our product offerings and increase user engagement;

•	technical or other problems prevent us from delivering our products or services in a rapid and reliable manner or otherwise affect user experience;

•	strategic investments or acquisitions that we make to diversify or improve our products or services offerings fail to generate the favorable results or synergies that we anticipate;

•	there are user concerns related to privacy, safety, security or other factors;

•	our competitors may launch or develop products and services similar to ours, which may result in a loss of existing users or reduced growth in new users;

•	products adopting new technologies displace our products;

•	there are adverse changes in our products or services that are mandated by, or that we elect to make to address, legislation, regulatory authorities or litigation, including settlements or consent decrees;

•	we fail to provide adequate customer service to users; or

•	we do not maintain our brand image, or our reputation is damaged.

We received in the past and may continue to receive, complaints from users regarding our mobile applications primarily regarding privacy settings and certain third-party website promotion activities on our mobile applications. We have not incurred any material costs to address the complaints. If we are unable to address user complaints timely or at all, our reputation may be harmed, and our user base may decline. Our efforts to avoid or address any of these events could require us to incur substantial expenditures to modify or adapt our products, services or infrastructure. If we fail to retain our user base in our key markets, or if our users decrease their engagement with our products in these markets, our business, financial condition and results of operations would be materially and adversely affected.

Because a limited number of customers contribute to a significant portion of our revenues, our revenues and results of operations could be materially and adversely affected if we were to lose a significant customer or a significant portion of its business.

Currently, a limited number of customers contribute a significant portion of our revenues. Our customers primarily comprise mobile application developers, mobile game developers, mobile advertising networks, e-commerce companies and search engines to which we refer traffic and sell advertisements and individual customers. In 2015, 2016 and 2017, our five largest customers in aggregate contributed approximately 57.7%, 47.9% and 44.7% of our revenues, respectively. Google became our largest customer in 2017, and contributed 15.2% of our total revenues, compared to 6.3% in 2016. We expect that a limited number of our customers will continue to contribute a significant portion of our revenues in the near future. If we lose any of these customers, or if revenues generated from a significant customer are substantially reduced due to, for example, increased competition, a significant change in the customer’s business policy or operation, any deterioration in customer relationship, or significant delays in payments for our services, our business, financial condition and results of operations may be materially and adversely affected. For example, some of overseas business partners have discontinued the placement of ads on mobile phone lock screens since May 2017 and January 2018, respectively, which adversely affected our revenues from utility products and related services.

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

Additionally, certain of our technologies, such as artificial intelligence technologies, are characterized by rapid technological changes, new product introductions, enhancements, and evolving industry standards. The prospects of our products and business based on such technologies would depend on our ability to develop new products and applications in new markets that develop as a result of technological and scientific advances, while improving the performance and cost-effectiveness. New technologies, techniques or products that might offer better combinations of price and performance than our products could emerge. It is important that we anticipate changes in technology and market demand. If we do not successfully innovate and introduce new technology into our anticipated product lines or effectively manage the transitions of our technology to new product offerings, our business, financial condition and results of operations could be harmed.

If we fail to compete effectively, our business, financial condition and results of operations may be materially and adversely affected.

We face intense competition in our businesses. In the mobile space, we compete with other mobile application developers, including those developers that offer products purported to perform similar functions as Clean Master, Security Master, CM Launcher, Live.me and our other products. In the internet space, we mainly compete with 360 Security Technology Inc., or 360, in China’s internet security and anti-virus market. In addition, we compete with all major internet companies for user attention and advertising spend.

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

Our business has continued to expand internationally since we released our Clean Master overseas version in September 2012 and established Cheetah Mobile America, Inc., one of our U.S. subsidiaries, in November 2012. In December 31, 2015, 2016 and 2017, approximately 78.6%, 81.0% and 75.4%, respectively, of our mobile monthly active users were from overseas markets, including the United States, Europe, India, Indonesia and certain emerging markets (other than China), while the remainder were from China. Revenues from overseas markets accounted for 51.2%, 60.2% and 67.0% of our total revenues in 2015, 2016 and 2017, respectively. We currently expect to continue our global expansion as a key growth strategy, which exposes us to a number of risks, including:

•	challenges in formulating effective marketing strategies targeting mobile internet users from various jurisdictions and cultures, who have a diverse range of preferences and demands;

•	challenges in identifying appropriate local business partners and establishing and maintaining good working relationships with them. Our business partners primarily include third parties that promote our platform and applications, and mobile advertising networks, such as Facebook, Google, Yahoo, Baidu and Tencent, through which advertisers place their advertisements on our mobile applications. In addition, we work with game developers for our game publishing business;

•	challenges in attracting users to generate appealing content on Live.me and Cheez;

•	challenges in introducing innovative in-game purchase features to convert our mobile game users to paying users;

•	local competition;

•	challenges in meeting local advertiser demands as well as online marketing practices and conventions;

•	differences in user and advertiser reception and perception of our applications internationally;

•	challenges in building direct sales operations in the domestic market;

•	fluctuations in currency exchange rates;

•	compliance with applicable foreign laws and regulations, including but not limited to internet content requirements, foreign exchange controls, cash repatriation restrictions, intellectual property protection rules and data privacy requirements;

•	exposure to different tax jurisdictions that may subject us to greater fluctuations in our effective tax rate and assessments in multiple jurisdictions on various tax-related assertions, including transfer pricing adjustments and permanent establishment; and

•	increased costs associated with doing business in foreign jurisdictions.

Our business, financial condition and results of operations may be materially and adversely affected by these and other risks associated with our increasingly globalized operations.

If users do not widely adopt versions of our applications developed for various mobile devices, our business could be adversely affected.

The number of people who access the internet through mobile devices is increasing dramatically. The varying display sizes, functionality, and memory associated with mobile devices make the use of our applications on such devices more difficult and the versions of our applications developed for these devices may not be compelling to users, manufacturers or distributors of devices. Each manufacturer or distributor may establish unique technical standards for its devices, and our applications may not work or be accessible on these devices. Some manufacturers may also elect not to include our applications on their devices. As new devices and new platforms are continually being released, it is difficult to predict the problems we may encounter in developing versions of our applications for use on these mobile devices and we may need to devote significant resources to the creation, support, and maintenance of our applications tailored for such devices. If we are unable to attract and retain a substantial number of mobile device manufacturers, distributors, and users to adopt and use our applications, or if we are slow to develop products and technologies that are more compatible with mobile devices, our business could be adversely affected.

If our utility products and related services fail to optimize system performance or provide attractive personalized experiences, we may lose users, and our business, financial condition and results of operations may be materially and adversely affected.

Our users rely on our utility products and related services to optimize the performance of their mobile devices, provide real time protection against security threats, and gain personalized mobile device experience. Our applications are highly technical and complex and, when deployed, may contain defects or security vulnerabilities. Some errors in our products may only be discovered after a product has been installed and used by our users.

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

We also recently launched an online digital wallet product that allows users to hold the keys for their cryptocurrencies, such as Bitcoin and Ether. Certain cryptocurrencies are controllable only by the possessor of both the unique public key and private key relating to a digital wallet. While cryptocurrencies and blockchain ledger require a public key relating to a digital wallet to be published when used in a transaction, private keys must be safeguarded and kept private in order to prevent a third party from accessing the cryptocurrencies relating to the digital wallet. To the extent our private key is lost, destroyed or otherwise compromised and no backup of the private key is accessible, we will be unable to access the cryptocurrencies relating to the digital wallet. Further, we cannot provide assurance that our digital wallet will not be hacked or compromised. Any loss of private keys relating to, or hack or other compromise of, digital wallets used by our users could adversely affect our users’ ability to access their cryptocurrencies and could harm users’ trust in us and our products.

Any of these defects, vulnerabilities or failures could result in damage to our reputation, decrease in our user base and loss of customers, and our business, financial condition and results of operations may be materially and adversely affected.

If any system failure, interruption or downtime occurs, our business, financial condition and results of operations may be materially and adversely affected.

Although we seek to reduce the possibility of disruptions and other outages, our applications may be disrupted by problems with our own cloud-based technology and system, such as malfunctions in our software or other facilities or network overload. Our systems may be vulnerable to damage or interruption caused by telecommunication failures, power loss, human error, computer attacks or viruses, earthquakes, floods, fires, terrorist attacks and similar events. Our IT systems may not be fully redundant or backed up, and our disaster recovery planning may not be sufficient for all eventualities. Despite any precautions we may take, the occurrence of natural disasters or other unanticipated problems at our hosting facilities could result in interruptions in the availability of our products and services. In particular, as the number of our Live.me users increases and they generate more content, we may be required to expand and adapt our technology and infrastructure to continue to reliably store, process and analyze user content as well as to ensure smooth delivery of high quality content. Any interruption in the ability of our users to use our applications could damage our reputation, reduce our future revenues, harm our future profits, subject us to regulatory scrutiny and lead users to seek alternative products.

We mostly use third party cloud-based services, such as AWS, instead of self-owned servers. These third-party services may experience downtime from time to time, and we have limited control over the quality and reliability of these services. Any scheduled or unscheduled interruption in our ability to use such services could result in service disruption, which could result in an immediate, and possibly substantial, loss of revenues. If any such incidents take place, our brands and user perception of the reliability of our systems may be adversely affected.

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

As most of our core mobile utility products are created for Android devices, a decrease in the popularity of the Android ecosystem may materially and adversely affect our business.

Most of our core mobile utility applications are created for Android devices. Any significant downturn in the overall popularity of the Android ecosystem or the use of Android devices could materially and adversely affect the demand for and revenues generated from these mobile utility applications. Although the Android ecosystem has grown rapidly in recent years, it is uncertain whether it will continue to grow at a similar rate in the future. In addition, due to the constantly evolving nature of the mobile industry, another operating system for mobile devices may eclipse Android and decrease its popularity. To the extent that our mobile utility applications continue to mainly support Android devices, our utility related products and services would be vulnerable to any decline in popularity of the Android operating system.

If our newly developed or sourced games cannot achieve continued popularity or Live.me cannot attract a large number of broadcasters or audience, our mobile entertainment revenues may be materially and adversely affected.

We derive a portion of our revenues from mobile entertainment business, which primarily includes mobile game business and live broadcasting on Live.me platform.

We have developed widely popular mobile games in-house and have grown some acquired or jointly-operated third-party games into popular games in the past. These games attracted a large user base which in turn helps generate significant advertising revenues for us. We have also been trying to add in-game purchase features to our existing and future games, which may increase the monetization efficiency of these games.

The success of Live.me depends on its ability to attract a large number of broadcasters who can provide appealing online performances and a large number of audiences who enjoy the performances and are willing to interact with the broadcasters. We received revenues after users purchase and consume virtual items on the Live.me platform. If our newly developed or sourced games cannot achieve continued popularity, the in-game purchase features are not well received by our users, or Live.me cannot attract a large base of broadcasters and audiences, our mobile entertainment business may be materially and adversely affected.

We have been named as a defendant in putative shareholder class action lawsuit that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

We will have to defend against the putative shareholder class action lawsuit described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings,” including any appeals of such lawsuits should our initial defense be unsuccessful. We are currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of these lawsuits. In the event that our initial defense of these lawsuits is unsuccessful, there can be no assurance that we will prevail in any appeal. Any adverse outcome of these cases, including any plaintiff’s appeal of a judgment in these lawsuits, could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

We may be held liable for information or content displayed on, retrieved from or linked to our applications, which may adversely impact our brand image and materially and adversely affect our business and operating results.

Our content-driven applications, such as Live.me, may be misused by users to engage in inappropriate, fraudulent or illegal activities. We have implemented control procedures and technologies, as well as a specialized team that monitor the live performance of or content uploaded by Live.me users. These procedures aim to detect and block inappropriate, fraudulent or illegal content or activities uploaded to or conducted through Live.me, particularly those that violate our user agreements, applicable laws and regulations. However, such procedures may not be able to block all such performances or activities promptly due to their real-time nature. In addition, as the number of users and user activities on Live.me grow, it may become more difficult for the team to timely detect and block illegal or inappropriate content or activities. We may be found liable for illegal or inappropriate live performance of or content uploaded by our users in different jurisdictions. Our brand image may be materially and adversely affected by the misuse of our applications and we may face governmental or regulatory actions. In response to any allegations of illegal or inappropriate activities conducted through our applications or any negative media coverage about us, government authorities may intervene and hold us liable for non-compliance with laws and regulations concerning the dissemination of information on the Internet or violation of relevant regulations on live video streaming services and subject us to administrative penalties or other sanctions, such as requiring us to restrict or discontinue certain features and services provided on our applications. If such events occur, our reputation and business may suffer and our user base and operating results may be materially and adversely affected.

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

We do not have internal manufacturing capabilities and rely on third-party contract manufacturers to produce our products. If we encounter issues with these contract manufacturers, our business, brand and results of operations could be harmed.

In March 2018, Cheetah Mobile and OrionStar introduced several robotics products, including Cheetah Voicepod, an AI-based smart speaker featuring voice recognition, natural language processing and online content from top content providers such as Tencent Music. We do not maintain our own manufacturing capabilities and rely on contract manufactures to produce our products. We assign the production of these products to third-party manufacturers. We may experience operational difficulties with our manufacturers, including reductions in the availability of production capacity, failures to comply with product specifications, insufficient quality control, failures to meet production deadlines, increases in manufacturing costs and longer lead time required. Our manufacturers may experience disruptions in their manufacturing operations due to equipment breakdowns, labor strikes or shortages, natural disasters, component or material shortages, cost increases or other similar problems. In addition, we may not be able to renew contracts with our contract manufacturers or identify manufacturers who are capable of producing new products we target to launch in the future.

We are susceptible to supply shortages, long lead time for raw materials and components, and supply changes, any of which could disrupt our supply chain and harm our results of operation.

All of the components and raw materials used to produce our products are sourced from third-party suppliers, and some of these components are sourced from a limited number of or a single supplier. Therefore, we are subject to risks of shortages or discontinuation in supply, long lead time, cost increases and quality control issues with the limited sources of suppliers. In addition, as many of electronics component suppliers are concentrated in East and Southeast Asia, there have been industry-wide conditions, natural disasters and global events in the past that have caused material shortages for components. While component shortages have historically been immaterial, they could be material in the future.

In the event of a component shortage or supply interruption from suppliers of key components, we will need to identify alternate sources of supply, which can be time-consuming, difficult and costly. We may not be able to source these components on terms that are acceptable to us, or at all, which may undermine our ability to meet our production requirements or to fill our orders in a timely manner. This could cause delays in shipment of our products, harm our relationships with our customers, distributors and users, and adversely affect our results of operations.

Our operating results could be materially harmed if we are unable to accurately forecast consumer demand for our products and services or manage our inventory.

To ensure adequate inventory supply for our products, we procure raw materials and components based on sales and production forecasts. The ability to accurately forecast demand for our products and services could be affected by many factors, including changes in customer demand for our products and services, sales promotions by us, sales channel inventory levels, and unanticipated changes in general market and economic conditions. In addition, as we continue to introduce new products and services, we may also face challenges managing the production plan of our existing products, which may in turn affect the inventory management for our existing products. If we or our customers fail to accurately forecast customer demand, we may experience excess inventory levels or a shortage of products available for sale. Inventory levels in excess of customer demand may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which may cause our gross margin to suffer and could impair the strength of our brand. On the other hand, in the case we experience shortage of products, we may be unable to meet the demand for our products, and our business and operating results could be adversely affected.

Our business depends substantially on the continuing efforts of our management team, key employees and skilled personnel, and our business operations may be severely disrupted if we lose their services.

Our future success depends substantially on the continued efforts of our management team and key employees, in particular, Mr. Sheng Fu, our chief executive officer. The loss of Mr. Fu or any of our management team members could harm our business. In addition, if our key employees were unable or unwilling to continue their services with us, we may not be able to replace them easily, in a timely manner, or at all, which could result in significant disruptions to our business. The integration of any replacement personnel could be time-consuming, expensive and cause additional disruption to our business. If any of our management team members or key employees joins a competitor or forms a competing company, we may lose customers, know-how and staff.

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

In September 2011, Mr. Sheng Fu, our chief executive officer, was named as a defendant in a lawsuit filed by Qihoo 360 Technology Co., Ltd., or Qihoo, the previous U.S. listed entity of 360, in the High Court of the Hong Kong Special Administrative Region. The complaint was subsequently amended in May 2012, July 2012 and January 2014. The amended complaint alleges that Mr. Fu has breached his contractual obligations of confidentiality, non-competition, non-solicitation and non-disparagement under the agreements Mr. Fu had entered into with a subsidiary of Qihoo prior to his resignation from the subsidiary in August 2008. The complaint asserts that Mr. Fu was a product manager of Qihoo and was responsible for, and participated in, product design and research of certain anti-virus products, including 360 Anti-virus and 360 Safe Guard, and had access to the related confidential information, trade secret, technology and know-how.

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

Mr. Fu joined us in October 2010 when we acquired Conew.com Corporation for which Mr. Fu served as the chief executive officer prior to the acquisition. Our product offerings do not include, and are not derived from, the anti-virus products referenced in the complaint. Mr. Fu believes that Qihoo’s allegations are without merit and intends to contest them vigorously. However, it is inherently difficult to predict the length, process and outcome of any court proceedings. Any litigation, regardless of the merits, can be time-consuming and can divert Mr. Fu’s attention away from our business. Should Qihoo prevail in the lawsuit against Mr. Fu, Mr. Fu’s reputation may be harmed and he may be ordered to cease using such confidential information. Moreover, although we have not been named as a defendant in the lawsuit, we cannot guarantee that Qihoo or 360 will not initiate proceedings against us in the future, which could adversely affect our reputation, business and results of operations.

We have made and intend to continue to make significant capital investment in a number of strategic investments, acquisitions and partnerships, which may not be successful and may have a material and adverse effect on our business, reputation and results of operations.

We have made and intend to continue to make significant capital investment in strategic investments, acquisitions and partnerships to complement our organic business expansion. We have also made a number of investments in securities and minority investments in companies with strategic value for us. These investments and acquisitions require a significant amount of capital, which decreases the amount of cash available for working capital or capital expenditures. In 2015, 2016 and 2017, we have paid for investments and acquisitions in an aggregate amount of RMB756.1 million, RMB644.0 million and RMB382.6 million (US$58.8 million), respectively. If these investments and acquisitions do not perform as we have expected, become less valuable to our business due to a change in our overall business strategy, or if the industry, regulatory or economic environments deteriorate, they could result in significant impairment of goodwill, intangible assets and investments. For example, in 2016, we disposed of a majority interest in a VIE’s subsidiary that operated an online lottery business using assets which we acquired in April 2014, primarily due to the suspension of our online lottery business in response to the PRC government’s regulatory measures. In 2017, our impairment of investments were RMB275.0 million (US$42.3 million) primarily due to some non-cash write-downs of certain investment assets, which we considered other-than-temporary, to its fair value. These write-downs were the result of lower-than-expected performance and financial position of the investment assets. In addition, acquisitions of businesses and assets may increase our capital and expenses in integrating new businesses and personnel into our own, require significant management attention and result in a diversion of resources away from our existing business, which in turn could have an adverse effect on our business operations. Further, acquisitions could result in increased leverage, potentially dilutive issuances of equity securities and exposure to potential unknown liabilities of the acquired business. The costs of identifying and consummating acquisitions may also be significant. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from relevant government authorities for the acquisitions and comply with applicable laws and regulations, which could result in increased costs and delays.

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

We are still in the process of growing our business. In recent years, we have rapidly established our market position in China and globally, and have continued to expand our product offerings to many areas including mobile utility applications, mobile games, live broadcasting platform and artificial intelligence driven products. Managing our growth requires significant expenditures and allocation of valuable management time and resources. To execute our business plan and growth strategy, we need to continuously improve our operational and financial systems, procedures and controls, and expand, train, manage and maintain good relations with our employee base. In addition, we must expand and continue to engage or maintain our relationships with a growing number of users, customers and business partners. Continued growth could also strain our ability to maintain reliable service levels for our users, customers and business partners. We operate in a dynamic and rapidly evolving market and investors should not rely on our past results as an indication of our future operating performance. Any failure to effectively manage our growth or implement our business strategies may materially and adversely affect our business and results of operations.

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

Recently, the Android 8 operating system has discontinued to support for publishers with multiple applications to measure the number of monthly active users by unique device. The move caused difficulties for publishers like us to measure the number of our overall mobile monthly active user by devices given that we have a rich mobile product portfolio and there may be multiple of our applications installed in a single Android device. We have already begun to adjust our models to respond to Google’s policy adjustment. However, our measures of user base and user activity may differ from estimates published by third parties or from similarly titled metrics used by our competitors due to differences in methodology. If customers or investors do not perceive our user metrics to be accurate representations of our user base or user activity, or if we discover material inaccuracies in our user metrics, our reputation may be harmed and customers may be less willing to allocate their spending or resources to us, which could negatively affect our business and operating results.

Our results of operations are subject to seasonal fluctuations due to a number of factors, any of which could adversely affect our business and operating results.

We are subject to seasonality and other fluctuations in our business. Revenues from our utility products and related services are affected by seasonality in advertising spending in both China and the overseas markets. In 2017, revenues from our utility products and related services accounted for 69.1% of our total revenues. We believe that such seasonality in advertising spending affects our quarterly results, resulting in significant growth in our revenues from utility products and related services between the third and the fourth quarters but a decline from the fourth quarter to the next quarter. In addition, revenues from our mobile game operation are affected by the numbers of holiday seasons in both China and the overseas countries, given that our players tend to spend longer time on our games during their holidays. We believe that such seasonality caused by player behavior affects our quarterly results, resulting in soft second quarter gaming revenues as there are less holidays in the second quarters. Thus, our operating results for one or more future quarters or years may fluctuate substantially or fall below the expectations of securities analysts and investors. In such event, the trading price of the ADSs may fluctuate significantly.

If we fail to build, maintain and enhance our brands, incur excessive expenses in this effort, our business, results of operations and prospects may be materially and adversely affected.

We believe that building, maintaining and enhancing our brands are critical to the success of our business and our ability to compete. Well-recognized brands are important to increasing our number of users and expanding our business.

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

Third parties with whom we conduct our business, including our game developers, may be subject to regulatory penalties or punishments because of their regulatory compliance failures, which may disrupt our business. Any legal liabilities of, or regulatory actions against, such third parties may affect our business activities and reputation and, in turn, our results of operations. For example, we conduct part of our online game publishing services through joint operating arrangements, in which we cooperate with game developers to publish their games through our mobile and PC applications. The online game industry is highly regulated in China and many other jurisdictions, and online game operators like our game developers are generally required to obtain licenses and permits, to complete filing procedures for specific mobile games and to comply with various requirements when conducting business. We require our game developers to provide their licenses, permits or filing documents relating to the relevant online games before entering into cooperation arrangements with them, but we cannot assure you that our existing or future game developers will continue to maintain all applicable permits and approvals, and any non-compliance on their part may cause potential liabilities to us and disrupt our operations.

If we fail to obtain and maintain the requisite licenses and approvals or otherwise comply with the laws and regulations under the complex regulatory environment applicable to our businesses in China as well as our outbound investment , or if we are required to take actions that are time-consuming or costly, our business, financial condition and results of operations may be materially and adversely affected.

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

We have obtained Internet Content Provider Licenses, or ICP Licenses, for the provision of internet information services, and Online Culture Operating Licenses for the operation of online games. We are in the process of renewing the Computer Information System Security Products Sales License for our mobile and PC security applications, the previous version of which had expired. We are in the process of renewing the Computer Information System Security Products Sales License. These licenses are essential to the operation of our business and are generally subject to regular government review or renewal. However, we cannot assure you that we can successfully renew these licenses in a timely manner or that these licenses are sufficient to conduct all of our present or future business.

A number of online games currently offered on our platform are developed by and jointly operated with game developers, whereas several online games were developed and are currently operated by us. In addition to the Online Culture Operating License from the MOC, we are also required to obtain an Internet Publishing License from SARFT for the operation and distribution of games through mobile and PC internet networks. Due to current suspension of new issuance of Internet Publishing License, we have not obtained an Internet Publishing License from SARFT for the operation and distribution of games on mobile and PC internet. We will continue to apply for such license when the current suspension is lifted. Due to the lack of Internet Publishing License for operating and distributing games through mobile and PC internet networks, we may be prohibited from carrying out the abovementioned activities and may be subject to administrative penalties, such as warnings, fines or even criminal liabilities. Additionally, each online game is also required to be filed with SARFT prior to the commencement of its operations in China. For domestic online games, within 30 days after the commencement of operation, the operator must finish the registration process with the MOC. Furthermore, an online game operator such as our game developers or us is required to obtain approval from the MOC in order to distribute virtual currencies for online games such as prepaid value cards, prepaid money or game points. While we endeavor to comply with the registration requirements, a few developers of the games we publish (including our subsidiaries), who have contractual obligations to file the games with SARFT, have not made such filings, and a few games that we published were not registered within 30 days of their commencement of operations. We cannot assure you that we or our game developers will be able to obtain all the required permits, approvals or licenses or complete all the required filings in a timely manner, or at all. If we or any of such game developers fails to do so, we may have to modify our online game publishing services in a manner disruptive to our business or may not be able to continue to operate the affected online games, which may adversely affect our business and results of operations. Besides, our subsidiary is operating the website of www.duba.com, providing links pertaining to news reporting and commentary on politics, economy, military affairs, diplomacy, public emergencies and other public affairs, which eventually will be viewed by users of other websites. Pursuant to regulations relating to internet news information services, the abovementioned activities may be regarded as providing internet news information reprinting services and communication platform services, and the operator of the website of www.duba.com may be required to obtain INIS License. However, our subsidiary has not obtained such license. Therefore, our subsidiary may be prohibited from carrying out the abovementioned activities and may be subject to administrative penalties, such as warnings, fines, or even criminal liabilities.

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

Our subsidiary Live.me Inc., a company incorporated under the laws of Cayman, operates Live.me and Cheez, the short video business in overseas markets. Although China is not the main market for Live.me, PRC users may download those mobile applications from mobile application distribution channels such as Google Play and iOS App Store.

Live.me is a live video streaming and video sharing platform operated via the internet and Cheez is an interactive short video application allowing our users to create, produce, share, and discover short videos. Pursuant to relevant regulations on audio/video program transmission through the internet, the operations of Live.me and Cheez in China may fall into the scope of internet audio/video program services, such that we may be required to obtain an internet audio/video program transmission license issued by the SARFT and to operate Live.me and Cheez within the scope as provided in such license. There is no assurance that Live.me Inc. would not be regarded as providing audio/video program services in China by virtue of operating Live.me or Cheez. However, Live.me Inc., as companies incorporated outside the PRC, are not eligible for an internet audio/video program transmission license. Therefore, Cheetah Technology may be prohibited from allowing PRC users to access Live.me and KS Mobile, Inc. may be prohibited from allowing PRC users to access Cheez if the relevant PRC authorities find it to be unqualified for providing audio/video program services in China. Besides, our subsidiaries are operating the websites of www.duba.com and www.v.duba.com, and have edited and arranged the information pertaining to audio/video programs broadcasted on the internet on their websites, Users can access internet audio/video programs by clicking the links on such websites. Pursuant to relevant regulations on audio/video program transmission through the internet, such activities falling into the scope of Category III internet audio/video program services and the operators of such websites shall obtain an internet audio/video program transmission license issued by the SARFT. However, our subsidiaries have not obtained such license. Therefore, our subsidiaries may be prohibited from providing audio/video programs service and may be imposed by administrative penalties, such as warnings, fines, or even criminal liabilities. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Broadcasting Audio/Video Programs through the Internet” for further details.

Pursuant to NDRC Order 11, any sensitive outbound investment project carried out by overseas enterprise controlled by a PRC natural person shall be subject to a verification and approval procedure, and any non-sensitive outbound investment project, with the total investment amount from any Chinese investor via overseas enterprise under its control exceeding US$300 million, shall be reported to NDRC before the implementation of the project. On February 12, 2017, Kingsoft Corporation have entered into a voting proxy agreement with Mr. Sheng Fu, which became effective on October 1, 2017. According to such agreement, Kingsoft Corporation have delegated to Mr. Sheng Fu its approximately 38% voting power of our company. Mr. Sheng Fu has approximately 44% voting power of our company so far and may increase his voting power in the future by entering into voting proxy agreement with Tencent. As we and our overseas subsidiaries may be considered as companies under control of Mr. Sheng Fu pursuant to NDRC Order 11, verification and approval procedure or reporting may be required when we or our subsidiaries make investments outside China. While we endeavor to comply with NDRC Order 11 and other regulations regarding outbound investment, we cannot assure you that our existing or future subsidiaries will maintain all applicable outbound investment procedures in a timely manner, and any non-compliance on their part may cause potential liabilities to us and disrupt our operations. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Outbound Investment” for further details.

Our mobile digital wallet service may require us to comply with extensive regulations and additional regulatory requirements that may be implemented in the future.

In early 2018, we introduced SafeWallet, a mobile digital wallet that allows users to securely store the keys to their cryptocurrency assets, such as Bitcoin and Ether. Considerable uncertainties exist regarding the interpretation and implementation of existing and future laws and regulations that may apply to this new service. Some countries, such as Japan, have started to implement regulations that require companies that provide similar services, such as trading and processing payments in cryptocurrencies, to obtain licenses or permits from the relevant regulatory authorities. Under the current PRC regulatory scheme, we are not required to obtain and maintain a license to provide such service. However, there is no assurance that the PRC governmental agencies will not implement similar regulations that would require us to obtain licenses and permits, to complete filing procedures and to comply with various requirements, such as a requirement to adopt real-name authentication measures, when providing such service in the future. If we fail to complete, obtain or maintain any of the required licenses or approvals or make the necessary filings, or otherwise fail to comply with the laws and regulations, we may be subject to various penalties, such as confiscation of revenues that were generated through the unlicensed activities, the imposition of fines and the discontinuation or restriction of our mobile digital wallet service. The PRC regulations do not allow us to provide cryptocurrency services to PRC users. We have taken measures to make that digital wallet product only available to non-PRC users; however, there is no assurance that no PRC users are using our service. This service may expose us to additional legal and regulatory costs and unknown exposures related to combating money laundering and terrorism financing in the jurisdictions where we operate, and our business and reputation could be adversely affected if our users utilize this service to engage in money laundering and other illegal or inappropriate activities.

Actual or alleged failure to comply with data privacy and protection laws and regulations could damage our reputation, discourage current and potential users from using our applications and subject us to damages, administrative penalties and criminal liabilities, which could have material adverse effects on our business and results of operations.

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

In recent years, new laws and regulations were issued by the standing committee of the PRC National People’s Congress, MIIT and other authorities, such as the Supreme People’s Court of PRC and the Supreme People’s Procuratorate of PRC, to enhance the legal protection of information security and privacy on the internet. The laws and regulations also require internet operators to take measures to ensure confidentiality of user information. We are also subject to regulations under U.S. state law regarding the publication and dissemination of our privacy policy with respect to user data. It is possible that we may become subject to additional U.S. state or federal legislation or rules and regulations of governmental authorities outside China regarding the use of personal information or privacy-related matters. The General Data Protection Regulation (GDPR) (EU) 2016/679 is a regulation in EU law on data protection and privacy for all individuals within the European Union. It addresses the export of personal data outside the EU. The GDPR will become enforceable on May 25, 2018. We may lose some EU users when updating application versions to comply with the GDPR. For example, if we limit or stop service to users who have not updated their versions, some of the influenced users may leave our products. Failure to comply may result in punitive actions from EU authorities, reputation damage, user loss, and revenue loss. Complying with any additional or new regulatory requirements could force us to incur substantial costs or require us to change our business practices.

While we strive to protect our users’ privacy and comply with all applicable data protection laws and regulations, any failure or perceived failure to do so may result in proceedings or actions against us by government entities or others, and could damage our reputation, discourage current and potential users from using our applications and subject us to damages, administrative penalties and criminal liabilities. From time to time we may be subject to claims or allegations of infringement of users’ privacy or breach of data protections laws. Negative publicity in relation to our applications, regardless of its veracity, could seriously harm our reputation, which in turn may discourage current and potential users from using our applications, which could have material adverse effects on our business and results of operations. In addition, user and regulatory attitudes towards privacy are evolving, and future regulatory or user concerns about the extent to which personal information is used by, accessible to or shared with customers or others may adversely affect our ability to share certain data with customers.

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

Our business is subject to complex and evolving laws and regulations regarding privacy, data protection, and other matters both within and outside China. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business

In addition to PRC laws and regulations, we face additional regulatory risks and costs outside China as our products and services are increasingly offered in overseas markets. Approximately 75.4% of our mobile monthly active users in the fourth quarter of 2017 were from overseas markets, and our overseas revenues accounted for 67.0% of our total revenues in 2017. We are subject to a variety of laws and regulations in foreign jurisdictions that involve matters central to our business, including privacy and data protection, rights of publicity, content, intellectual property, advertising, marketing, distribution, data security, data retention and deletion, personal information, national security, electronic contracts and other communications, virtual currencies, competition, protection of minors, consumer protection, telecommunications, taxation, and economic or other trade prohibitions or sanctions. The introduction of new products, services or expansion of our activities in certain jurisdictions may subject us to additional laws and regulations. In addition, foreign data protection, privacy, and other laws and regulations can be more restrictive than those in China and in the United States.

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

We may not be able to maintain our profitability in the future. In addition, we may not be able to obtain additional capital in a timely manner or on acceptable terms, or at all.

We have incurred losses before, and we may not be able to maintain our profitability in the future as we continue to develop our mobile business, invest in mobile entertainment products, artificial intelligence, expand our markets across the world and begin to sell smart devices in China. Our future revenue growth and profitability will depend on a variety of factors, many of which are beyond our control. These factors include our ability to successfully continue to timely anticipate and adequately address the evolving needs of our users, customers and business partners, as well as our ability to attract new users, increase user engagement, effectively design and implement monetization strategies, and compete effectively and successfully. Our ability to achieve and sustain profitability is also affected by market and regulatory development related to, among others, mobile applications, online marketing, live video streaming and mobile games in China and overseas. In addition, if we are unable to achieve profitability again, it may become more difficult for us to raise sufficient capital to satisfy our anticipated capital expenditures and other cash needs, in which case our business, results of operations and financial condition may be materially adversely affected.

We have granted, and may continue to grant, options, restricted shares and other types of share-based incentive awards, which may result in increased share-based compensation expenses.

We adopted a share award scheme, or the 2011 Plan, in May 2011, a 2013 equity incentive plan, or the 2013 Plan, in January 2014, and a restricted shares plan, or the 2014 Plan, in April 2014, pursuant to which we are authorized to grant options, restricted shares, restricted share units and other awards to our directors, officers, other employees and consultants, as each plan may provide. In addition to our share incentive plans, we have also granted share-based incentive awards in connection with certain investments and acquisitions made by us. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Awards.” In 2015, 2016 and 2017, we recorded RMB315.7 million, RMB306.1 million and RMB73.3 million (US$11.3 million), respectively, of share-based compensation expenses. The decrease in 2017 was partially due to our employing an accelerated method to recognize share-based compensation expenses. A significant number of share-based awards that were granted by us during our initial public offering in 2014 approached the end of their vesting periods in 2017 and fewer share-based awards were granted in 2017 than in previous years. The amount of these expenses is based on the fair value of the share-based incentive awards we granted, and the recognition of unrecognized share-based compensation expenses will depend on the forfeiture rate of our unvested share-based awards. Expenses associated with share-based compensation have affected our net income and may reduce our net income in the future, and any additional securities issued pursuant to share-based incentive awards will dilute the ownership interests of our shareholders, including holders of the ADSs. We believe the granting of share-based incentive awards is of significant importance to our ability to attract and retain key personnel, employees and consultants, and we will continue to grant share-based incentive awards in the future. As a result, our share-based compensation expenses may increase, which may have an adverse effect on our results of operations.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance rules; these practices may afford less protection to shareholders than they would enjoy if we comply fully with the NYSE corporate governance rules. In addition, we are also a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

The NYSE corporate governance rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance rules. As we rely on the home country practice exemption as described above, our investors may have less protection afforded to shareholders of companies that fully comply with NYSE corporate governance requirements. We may also opt to rely on additional home country practice exemptions in the future.

Furthermore, because we qualify as a foreign private issuer under the Securities Exchange Act of 1934, as amended, or the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time, and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. As a result, you may not be provided with the same benefits as a shareholder of a U.S. domestic company.

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

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2017. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial

Reporting.” In addition, our independent registered public accounting firm has issued an attestation report, which concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2017.

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

We are a Cayman Islands company and conduct our operations in China primarily through our VIEs. Our VIEs, together with a then subsidiary of our VIE, contributed a significant portion of our consolidated revenues in the year ended December 31, 2015, and a small portion of our consolidated revenues in the years ended December 31, 2016 and 2017. We exercise effective control over our VIEs through a series of contractual arrangements that those entities and/or their shareholders signed with two of our wholly-owned PRC subsidiaries, namely, Beijing Kingsoft Internet Security Software Co., Ltd., or Beijing Security, and Conew Network. Our contractual arrangements with our VIEs and their shareholders enable us to exercise effective control over our VIEs and give us the obligation to absorb losses and the right to receive benefits of the VIEs, enabling us to consolidate their operating results. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our VIEs.”

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

Because of PRC restrictions on foreign ownership of internet businesses in China, we depend on contractual arrangements with our VIEs, in which we have no ownership interest, to conduct our business in China. These contractual arrangements are intended to provide us with effective control over these entities and allow us to obtain economic benefits from them. Our VIEs are owned directly by Messrs. Sheng Fu, Ming Xu and Wei Liu, who were also our core management and/or director at the time of the establishment of these VIEs, as well as Ms. Weiqin Qiu, an affiliate of our company. For additional details on these ownership interests, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our VIEs.” However, these contractual arrangements may not be as effective in providing control as direct ownership. For example, our VIEs and their shareholders could breach their contractual arrangements with us by, among other things, failing to operate our business in an acceptable manner or taking other actions that are detrimental to our interests. If we were the controlling shareholder of these VIEs with direct ownership, we would be able to exercise our rights as shareholders to effect changes to their board of directors, which in turn could implement changes at the management and operational level. However, under the current contractual arrangements, as a legal matter, if our VIEs or their shareholders fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies under PRC law, including contract remedies, which may be time-consuming, unpredictable and expensive. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing them, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and damage our reputation. See “—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.”

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

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the MOFCOM, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens. In this connection, “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% or more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to exert material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Once an entity is determined to be an FIE and its investment amount exceeds certain thresholds or its business operation falls within a “negative list,” which is to be separately issued by the State Council in the future, market entry clearance by the MOFCOM or its local branches would be required. Otherwise, all foreign investors may make investments on the same terms as Chinese investors without being subject to additional approval from the government authorities as mandated by the existing foreign investment legal regime.

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

It remains uncertain whether the ownership by multiple Chinese persons in a foreign company would be aggregated or separately counted in determining “control” under the draft Foreign Investment Law. It is likely that we would not be considered as ultimately controlled by Chinese parties, as currently no single Chinese resident person may be deemed to control the company. The draft Foreign Investment Law has not taken a position on what actions will be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties, although a few possible options were proposed at the comment solicitation stage. Moreover, it is uncertain whether the internet industry, in which our VIEs operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, if any, such as MOFCOM market entry clearance or certain restructuring of our corporate structure and operations, to be completed by companies with existing VIE structure like us, we may face substantial uncertainties as to whether these actions can be timely completed, or at all, and our business and financial condition may be materially and adversely affected.

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

As a result of our corporate structure and the contractual arrangements among our PRC subsidiaries, our VIEs, their shareholders and us, we are effectively subject to PRC value-added tax and related surcharges on revenues generated by our subsidiaries from our contractual arrangements with our VIEs. The PRC Enterprise Income Tax Law, or the EIT Law, requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its affiliates or related parties to the relevant tax authorities. These transactions may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year during which the transactions are conducted. In addition, on March 18, 2015, the State Administration of Taxation, or the SAT, issued the Bulletin Regarding the Enterprise Income Tax Matter in Relation to Enterprise’s Payment of Fees to Overseas Affiliated Parties, or the Bulletin 16, to further regulate the transfer pricing issues in relation to the fees payment to affiliated parties. Among other things, the Bulletin 16 makes it clear that the fees paid to overseas affiliated parties in the following situations cannot be deducted from the taxable income when determining a PRC company’s enterprise income tax: (a) the fees paid to an overseas affiliated party which has no substantial operating activities; (b) the fees paid to an overseas affiliated party for labor service that would bring direct or indirect economic interests; (c) royalties paid for intangible properties to which the affiliated party that charges the fees only has legal title but has made no contribution to the creation of the value of such properties; and (d) the fees paid under arrangements made for listing or financing purposes. Furthermore, on March 17, 2017, the SAT promulgated the Announcement of the State Administration of Taxation on Promulgating the Administrative Measures for Special Tax Investigation Adjustments and Mutual Agreement Procedures, or Bulletin 6, which become effective as of May 1, 2017. The Bulletin 6 specifies further the provisions in Bulletin 16, regulating the basic rules about the income distribution of intangible properties, payments for labor service and no substantial operating activities and so on. Meanwhile, it abolished the application of Bulletin 16 since May 1, 2017. We may be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between us and our VIEs were not on an arm’s length basis and therefore constituted improper transfer pricing arrangements. If this occurs, the PRC tax authorities could request that our VIEs and any of their respective subsidiaries adjust their taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by reducing expense deductions recorded by such VIEs and thereby increasing these entities’ tax liabilities, which could subject these entities to late payment fees and other penalties for the underpayment of taxes. Our consolidated net income may be materially and adversely affected if our VIEs’ tax liabilities increase or if they become subject to late payment fees or other penalties.

The shareholders of our VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business.

The shareholders of our VIEs include Messrs. Sheng Fu, Ming Xu and Wei Liu, who are also our core management and/or director. Conflicts of interest may arise between their roles as shareholders, directors or officers of our company and as shareholders of our VIEs. We rely on these individuals to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to our company to act in good faith and in the best interest of our company and not to use their positions for personal gain. Although the shareholders of our VIEs have executed shareholder voting proxy agreements to irrevocably appoint our applicable PRC subsidiary or a person designated by such PRC subsidiary to vote on their behalf and exercise voting rights as shareholders of the VIEs, we cannot assure you that when conflicts arise under those agreements or otherwise, the shareholders of our VIEs will act in the best interest of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and these shareholders, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

Kingsoft Corporation, one of our principal shareholders, and our founders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders, which may discourage, delay or prevent a change in control of our company and could deprive our shareholders of an opportunity to receive a premium for their securities.

As of March 31, 2018, Kingsoft Corporation, one of our principal shareholders, and Messrs. Sheng Fu and Ming Xu, directly or through their holding vehicles, together beneficially own an aggregate of 57.8% of our total outstanding Class A and Class B shares, and 74.4% of the total voting power. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of any contemplated sale of our company and may reduce the price of our ADSs.

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

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry, including mobile internet companies. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulation of the internet business include, but are not limited to, the following:

•	There is uncertainty relating to the evolving licensing practices and the requirement for real-name registrations. For example, we were previously required under the PRC law to request users to provide their real names and personal information only in regard to the bulletin board system services that we provide in support of our applications and online game operations. However, pursuant to the Administrative Measure on Usernames of Internet Users’ Accounts, which became effective in March 2015, we are required to request users to provide their real names and personal information for user registration regardless of the kind of internet information services that we provide. We cannot assure you that PRC regulators would not require us to implement compulsory real-name registration in the future. Furthermore, we may fail to obtain or renew permits or licenses that are or may be deemed necessary for our operations. See “—Risks Relating to Our Business and Industry—If we fail to obtain and maintain the requisite licenses and approvals or otherwise comply with the laws and regulations under the complex regulatory environment applicable to our businesses in China, or if we are required to take actions that are time-consuming or costly, our business, financial condition and results of operations may be materially and adversely affected” and “Item 4. Information on the Company—B. Business Overview—Regulations.”

•	The evolving PRC regulatory system for the internet industry may lead to establishment of new regulatory agencies. For example, in August 2014, the CAC took over the administrative role to supervise internet content management in China. Since then, new laws, regulations or policies have been promulgated or announced that regulate internet activities, including internet publication and online advertising businesses, and we may not be able to fully and timely comply with such new laws, regulations or policies. If these new laws, regulations or policies are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

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

We face uncertainties regarding the reporting on and consequences of private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. According to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued by the PRC State Administration of Taxation on December 10, 2009, with retroactive effect from January 1, 2008, or SAT Circular 698, where a non-resident enterprise transfers the equity interests in a PRC resident enterprise indirectly through a disposition of equity interests in an overseas holding company (other than a purchase and sale of shares issued by a PRC resident enterprise in public securities market), PRC tax reporting and payment obligations may be triggered. On February 6, 2015, SAT issued a new guidance (Bulletin [2015] No. 7), or SAT Bulletin 7, on the PRC tax treatment of an indirect transfer of assets by a non-resident enterprise. Bulletin 7 is the latest regulatory instrument on indirect transfers, extending to not only the indirect transfer of equity interests in PRC resident enterprises but also to assets attributed to an establishment in China and immovable property in China or, collectively, Chinese Taxable Assets. Further, on October 17, 2017, SAT issued the Matters Regarding Withholding Corporate Income Tax at Source from Non-resident Enterprises (Bulletin [2017] No. 37), or SAT Bulletin 37, which replaced SAT Circular 698 and further specified the withhold obligation of the transferees. According to SAT Bulletin 7 and SAT Bulletin 37, when a non-resident enterprise engages in an indirect transfer of Chinese Taxable Assets, or Indirect Transfer, through an arrangement that does not have a bona fide commercial purpose in order to avoid paying enterprise income tax, the transaction should be re-characterized as a direct transfer of the Chinese assets and becomes taxable in China under the EIT Law, and gains derived from such indirect transfer may be subject to the PRC withholding tax at a rate of up to 10%, and the party who is obligated to make the transfer payments has the withholding obligation. SAT Bulletin 7 and Bulletin 37 have replaced SAT Circular 698 in its entirety. They provide more comprehensive guidelines on a number of issues. Among other things, SAT Bulletin 7 and 37 substantially changes the reporting requirements in SAT Circular 698, provides more detailed guidance on how to determine a bona fide commercial purpose, and also provides for a safe harbor for certain situations, including purchase and sale of shares in an offshore listed enterprise on a public market by a non-resident enterprise, which may not be subject to the PRC enterprise income tax. In addition, SAT Circular 698 has been abolished by Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source issued by the PRC State Administration of Taxation on October 17, 2017, with retroactive effect from December 1, 2017, or SAT Circular 37. There is uncertainty as to the application of SAT Bulletin 7 and 37. SAT Bulletin 7 and 37 may be determined by the tax authorities to be applicable to the transfer of shares of our company by non-PRC resident investors, or the sale or purchase of shares in other non-PRC resident companies or other taxable assets by us, if any of such transactions were determined by the tax authorities to lack any reasonable commercial purpose. As a result, depending on whether we are the transferor or transferee in such transactions, we or the non-resident investors may become at risk of being taxed under SAT Bulletin 7 and 37, and we may have to incur expenses to comply with SAT Bulletin 7 and 37, including the withholding and reporting obligations thereunder, or to establish that we should not be taxed under the general anti-avoidance rule of the EIT Law, which may have a material adverse effect on our financial condition and results of operations or such non-resident investors’ investments in us.

If our preferential tax treatments are revoked, become unavailable or if the calculation of our tax liability is successfully challenged by the PRC tax authorities, we may be required to pay tax, interest and penalties in excess of our tax provisions, and our results of operations could be materially and adversely affected.

The Chinese government has provided various tax incentives to our subsidiaries and VIEs in China. These incentives include reduced enterprise income tax rates. For example, under the EIT Law and its implementation rules, the statutory enterprise income tax rate is 25%. However, an enterprise holding a valid certificate of new software enterprise or animation enterprise is entitled to an exemption of enterprise income tax for the first two years and a 50% reduction of enterprise income tax for the subsequent three years, commencing from the first profit-making year, while an enterprise qualified as key software enterprise can enjoy a preferential EIT rate of 10%. In addition, enterprises that are granted the high and new technology enterprises status shall enjoy a favorable income tax rate of 15%. Certain of our PRC subsidiaries and VIEs were eligible for preferential tax treatments as new software enterprises, animation enterprise and/or high and new technology enterprises. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation.” Any increase in the enterprise income tax rate applicable to our PRC entities in China, or any discontinuation or retroactive or future reduction of any of the preferential tax treatments currently enjoyed by our PRC entities in China, could adversely affect our business, financial condition and results of operations. In addition, in the ordinary course of our business, we are subject to complex income tax and other tax regulations and significant judgment is required in the determination of a provision for income taxes. Although we believe our tax provisions are reasonable, if the PRC tax authorities successfully challenge our position and we are required to pay tax, interest and penalties in excess of our tax provisions, our financial condition and results of operations would be materially and adversely affected.

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

To our knowledge, all our significant individual PRC shareholders have completed foreign exchange registration. However, we may not be fully informed of the identities of all our beneficial owners who are PRC citizens or residents, and we cannot compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC citizens or residents have complied with and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. If our shareholders or beneficial owners who are PRC citizens or residents fail to complete their SAFE registration, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

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

Most of our revenues and costs are denominated in foreign currencies, primarily U.S. dollars, and the rest is denominated in Renminbi. Any significant revaluation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, the ADSs in

U.S. dollars. To the extent that we need to convert U.S. dollars into Renminbi for financial reporting, capital expenditures and working capital and other business purposes, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, a significant depreciation of the Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

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

Risks Relating to the ADSs

The trading price of our ADSs has been volatile and may continue to be volatile regardless of our operating performance.

The trading price of our ADSs has been and may continue to be subject to wide and sudden fluctuations due to factors including the following:

•	variations in our revenues, earnings and cash flow;

•	announcements of new investments, acquisitions, strategic partnerships, or joint ventures by us or our competitors;

•	announcements of new services and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	fluctuations in our user or other operating metrics;

•	fluctuations in the stock price of Kingsoft Corporation, one of our principal shareholders, or news about Kingsoft Corporation that has an impact on us;

•	failure on our part to realize monetization opportunities as expected;

•	changes in revenues generated from our top customers;

•	additions or departures of key personnel;

•	detrimental negative publicity about us, our management, our competitors or our industry;

•	short seller reports that make allegations against us or our affiliates, even if unfounded;

•	regulatory developments affecting us or our industry; and

•	potential litigation or regulatory investigations.

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

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, as amended from time to time, the Companies Law (2018 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or our controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Judgments obtained against us by our shareholders may not be enforceable in our home jurisdiction.

We are an exempted company incorporated in the Cayman Islands and a substantial majority of our assets are located outside of the United States. A significant percentage of our current operations are conducted in China. In addition, a significant majority of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct how the Class A ordinary shares underlying your ADSs are voted.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which are carried by the underlying Class A ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the Class A ordinary shares underlying your ADSs in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying ordinary shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our fourth amended and restated memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders to convene a general meeting is fourteen calendar days. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to permit you to withdraw the Class A ordinary shares underlying your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to cast your vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. Furthermore, under our fourth amended and restated memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the Class A ordinary shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the Class A ordinary shares underlying your ADSs are voted, and you may have no legal remedy if the Class A ordinary shares underlying your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

The depositary for the ADSs will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs if you do not give voting instructions to the depositary to direct how the Class A ordinary shares underlying your ADSs are voted, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not give voting instructions to the depositary to direct how the Class A ordinary shares underlying your ADSs are voted, the depositary will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs at shareholders’ meetings unless:

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

The effect of this discretionary proxy is that if you do not give voting instructions to the depositary to direct how the Class A ordinary shares underlying your ADSs are voted, you cannot prevent our Class A ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our Class A and Class B ordinary shares are not subject to this discretionary proxy.

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

Our board of directors has discretion as to whether to distribute dividends, subject to applicable laws. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Save for certain limited exceptions, upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares. All of the ordinary shares held by our shareholders prior to the completion of the initial public offering were redesignated as Class B ordinary shares upon completion of the offering. Kingsoft Corporation, one of our principal shareholders, and our founders Mr. Sheng Fu and Mr. MingXu, directly or through their holding vehicles, beneficially own an aggregate of 57.8% of our total outstanding shares, representing 74.4% of our total voting power as of March 31, 2018, which give them considerable influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

We are named as a defendant in a putative shareholder class action lawsuit in the United States, and we may be involved in more class action lawsuits in the future. Such lawsuits could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the lawsuits. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in the ADSs or our Class A ordinary shares to significant adverse United States income tax consequences.

We will be a “passive foreign investment company,” or “PFIC,” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we treat our VIEs and each of their subsidiaries as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of our VIEs and each of their subsidiaries for United States federal income tax purposes, and based upon our income and assets and market price of our ADSs, we do not believe we were a PFIC for the taxable year ended December 31, 2017 and do not anticipate becoming a PFIC in the foreseeable future.

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

Since September 2016, we have incorporated Live.me Inc., a Cayman Islands company, and several subsidiaries including Hong Kong Live.Me Corporation Limited, to operate our live streaming business Live.me. In December 2016, Live.me Inc. entered into an agreement to issue certain number of shares to one of its management members. In April 2017, Live.me Inc. raised an aggregate of US$60 million from a group of investors as well as our company. In November 2017, Live.me Inc. raised US$50 million from Bytedance Ltd. as its Series B financing. Following the foregoing transactions, we hold approximately 52.1% equity interest in Live.me Inc., and have retained control over the Live.me business.

In August 2017, we acquired additional equity interests of Baomi Information Technology (Shanghai) Co., Ltd., or Baomi, for a consideration of RMB35.5 million, after which our equity interests in Baomi increased from 20% to 50.5%.

In September 2017, Beijing Security completed capital injection into Beijing OrionStar Technology Co., Ltd. or Beijing OrionStar, an artificial intelligence company incorporated in China and controlled by Mr. Sheng Fu, the chief executive officer and director of our company. As a result, we, through Beijing Security, hold approximately 30% of equity interest in Beijing OrionStar and have a two-year warrant to subscribe to additional equity interests amounted to US$62 million (equivalent to RMB403.4 million) at the same valuation of our capital injection in September 2017.

We have grown organically and through acquisitions, partnerships and investments in recent years. For example, we acquired Hongkong Zoom Interactive Network Marketing Technology Limited, or Hongkong Zoom, a mobile advertising company, in July 2014, and MobPartner SAS, or MobPartner, a mobile advertising company based in San Francisco, London, Paris and Beijing, in April 2015. In May 2015, we started to consolidate Moxiu Technology, a provider of mobile launchers, upon acquisition of an aggregate 52.1% equity interest. In June 2016, we acquired News Republic SAS, a global mobile news service operator which operates the news application News Republic. In December 2017, we entered into an agreement with Bytedance to dispose 100% share of News Republic for a total consideration of US$85.8 million, among which US$50 million was in the form of equity interests in Bytedance. News Republic SAS since became a wholly owned subsidiary of Bytedance.

In 2015, 2016 and 2017, we have paid for investments and acquisitions in an aggregate amount of RMB756.1 million, RMB644.0 million and RMB382.6 million (US$58.8 million), respectively.

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

Voting Proxy Agreement between Kingsoft Corporation and Mr. Fu

On February 12, 2017, Kingsoft Corporation entered into a voting proxy agreement with Mr. Sheng Fu, our chief executive officer and director, pursuant to which Kingsoft Corporation agreed to delegate voting rights pertaining to up to 399,445,025 Class B ordinary shares of our company that it owns to Mr. Fu. Upon Kingsoft Corporation’s shareholder approval and signing of a definitive agreement between Mr. Fu and our company in relation to the transfer of Mr. Fu’s interest in Beijing OrionStar, Kingsoft Corporation have delegated approximately 38% voting power of our company held by Kingsoft Corporation to Mr. Sheng Fu, effective October 1, 2017. The voting proxy agreement also provides for additional rights and obligations of Kingsoft

Corporation and Mr. Fu, including, among other things, (i) prohibitions on Mr. Fu from participation or investment in any businesses competing with the principal businesses of our company and Kingsoft Corporation, (ii) Mr. Fu’s obligation to use best efforts to retain our core management team, (iii) Kingsoft Corporation’s right to revoke the voting proxy in the event that Mr. Fu breaches the aforementioned undertakings, and (iv) agreement to increase the size and change the composition of our current nine-member board of directors, such that there will be 11 directors, including three directors from our management, one director designated by Kingsoft Corporation, one director designated by Tencent Holdings Limited, and six independent directors.

The voting proxy agreement may be terminated upon (i) revocation by Kingsoft Corporation based on a breach of the aforementioned undertakings by Mr. Fu, (ii) mutual agreement by both parties, or (iii) disposal by Kingsoft Corporation of all of its equity interest in our company.

To our knowledge, Mr. Fu intends to separately enter into a voting proxy agreement with Tencent, pursuant to which Tencent will delegate to Mr. Fu certain voting power of our company.

B.	Business Overview

We are a leading mobile internet company with strong global vision. We have attracted hundreds of millions of monthly actively users through an array of mobile utility products such as Clean Master released in 2012 and Cheetah Keyboard released in 2016. Leveraging our success on utility products, we launched mobile entertainment products in late 2015, including live streaming platform Live.me and mobile games such as Piano Tiles 2.

Our proprietary cloud-based data analytics engines form the core of our utility products. For users of our utility applications, the data analytics engines perform real time analysis of mobile applications, program files and websites on their devices for behavior that may impair system performance or impose security risks. For our customers, the data analytics engines help create user interest graphs according to a number of dimensions such as online shopping, gaming and frequently used applications, thus facilitating targeted content delivery.

Over the past years, we had made significant investments in artificial intelligence and, together with Beijing OrionStar, one of our invested companies, we have accumulated deep knowledge in image recognition, voice recognition, natural language processing, text to speech and other AI related technologies. We launched our own AI-driven smart speaker, Cheetah Voicepod, in March 2018.

Although substantially all of our mobile and PC applications are free to our users, our large user base presents monetization opportunities for us and our customers. We generate revenues from our utility products and related services primarily by providing advertising services to advertisers worldwide, and also by selling advertisements and referring user traffic on our mobile and PC platforms. We also generate revenues from mobile entertainment business, primarily from selling virtual items on Live.me platform and operating mobile games. Our portfolio of mobile games has attracted a massive user base, which also provides ample advertising revenue opportunities. In addition, users of our games can purchase in-game virtual items.

Our Core Offerings for Users

The table below sets forth some basic information of our core mobile and PC offerings for users.

Name	Operating System	Date of Launch or Acquisition	Google Play Rating on December 31, 2017
Utility Products
Clean Master	Android	September 2012(L)	4.7
Security Master (Formerly known as CM Security)	Android	January 2014(L)	4.7
Battery Doctor	Android	September 2011 (L)	4.5
	iOS	July 2011 (L)
Cheetah Browser / CM Browser*	Windows	June 2012(L)	4.6
	Android	June 2013 (L)
	iOS	June 2013 (L)
CM Launcher	Android	December 2014(L)	4.7
Cheetah Keyboard	Android	December 2016(L)	4.6
Photo Grid	Android	May 2013(A)	4.6
	iOS	May 2013 (A)
CM Locker	Android	December 2014(L)	4.6
Duba Anti-virus	Windows	November 2000(L)	N/A
SafeWallet	Android	January 2018(L)	4.4

Mobile Entertainment Products
Live Broadcasting and Short Video Products
Live.me	Android	November 2015 (L)	4.5
	iOS	March 2016(L)
Cheez	Android iOS	August 2017(L)	4.4
Self-developed Games
Piano Tiles 2	Android iOS	Late 2015 (L)	4.7
Rolling Sky	Android iOS	Early 2016 (L)	4.5
Dancing Line	Android iOS	Late 2017 (A)	4.8
Arrow.io	Android iOS	September 2016 (L)	4.5
Licensed Games
Tap Tap Fish	Android iOS	October 2016 (P)	4.6
Tap Tap Dash	Android iOS	October 2016 (P)	4.0

Others
AI-driven Products
Cheetah Voicepod	—	March 2018	—

L: date of launch; A: date of acquisition; P: date of publish.

*	CM Browser was officially launched in June 2014.

Utility Products

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

Security Master

Security Master, an upgraded version of CM Security launched in January 2014 on the Android platform, is an anti-virus and security application for mobile devices. It also features junk file cleanup and unwanted call blocking functions.

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

CM Launcher

CM Launcher was released in December 2014 on the Android platform that provides personalized experience in using smart phones. For example, it offers tens of thousands of different themes for mobile phones, which allow users to choose their favorite styles and preferences. It also has imbedded security features that protect users’ personal info and app data and block viruses and malware.

Cheetah Keyboard

Cheetah Keyboard was launched in December 2016 on the Android platform and is an artificial intelligence-enabled application. It makes typing more efficient and fun by suggesting words, phrases and even sentences according to the context of the conversation, creating 3D key stroke effects, and introducing thousands of keyboard themes. It was featured four times by Google Play on its global homepage in the second half of 2017.

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

SafeWallet

In early 2018, leveraging our extensive mobile security and product development experience, we also introduced SafeWallet, a mobile digital wallet that allows users to securely store the keys to their cryptocurrency assets, such as Bitcoin and Ether, with a three-tier defense system.

Mobile Entertainment Products

Live Broadcasting and Short Video Products

Live.me

Developed internally and launched in late 2015, Live.me is a popular live video streaming application serving overseas users especially in the developed countries. Currently most of the users on Live.me are young adults in their twenties. We are working to build Live.me into a positive social community by making it easier and more fun for users to share their lifestyles and activities with other users via live video streaming. In the second quarter of 2016, we introduced a virtual gift feature to Live.me which enables our users to show support and appreciation to their favorite broadcasting hosts. Users can purchase virtual items using virtual currencies we sell on our platform.

Cheez

Developed internally and launched in August 2017, Cheez is an interactive short video application allowing our users to create, share, and discover short videos. The product enables our users to record and share their funny performances. Powered by image sensing technology, the application can detect how well a user performs. Cheez also offers a selection of live filters, voice changers, stickers and music, while its editing tools allow users to edit their video with ease. Viewers can interact with the creator by leaving messages, liking the content, redistributing the content or following the creator.

Mobile Games

Piano Tiles 2

Launched in late 2015, Piano Tiles 2 is a music-based casual mobile game. With newly launched swipe-tile gameplay and racing modes, Piano Tiles 2 brings users dual audio-visual experience. In the two years since its launch, Piano Tiles 2 has covered more than 700 music pieces by over 200 composers.

Rolling Sky

Launched in early 2016, Rolling Sky is a fast-paced casual game. Rolling Sky challenges the limits of user’s speed and reaction time with 3D visuals, which enables users to experience the imaginary traps and barriers.

Dancing Line

Acquired in late 2017, Dancing Line is a rhythm-based casual game featuring original music to help users break through each level while exploring the infinite unknown. Dancing Line combines fast-paced gameplay with a carefully selected soundtrack. Featuring different worlds of increasing difficulty, each one paints a unique picture and evokes different emotions.

Arrow.io

Launched in September 2016, Arrow.io is an online multiplayer game with a rich line of characters to choose from as users conquer the world with their bow and arrows.

Tap Tap Fish

Tap Tap fish is a relaxing yet addictive casual game in which players build an aquarium ecosystem and collect thousands of fish. Cheetah Mobile became the exclusive publisher of Tap Tap Fish in October 2016.

Tap Tap Dash

Tap Tap dash is a fast-paced casual game featuring a simple style and easy gameplay that trains users’ reaction speed and reflexes. Cheetah Mobile become the exclusive publisher of Tap Tap Dash in October 2016.

Others

AI-driven Products

Cheetah Voicepod

Cheetah Voicepod is an AI-based smart speaker that built top of Orion OS, a voice interactive operating system developed by OrionStar. Cheetah Voicepod features precise voice recognition, superior sound and content from top providers such as Tencent Music. Through voice instructions, the smart speaker can play various music, news and other audio programs, check time and weather conditions, set up alarms and voice reminders, and facilitate online shopping.

Products and Services for Our Customers

Mobile advertising publisher

Our portfolio of utility and entertainment products attracted a massive user base, which enabled us to become one of the leading mobile advertising publishers. We aggregated ads from Facebook, Google, Yahoo, Baidu, Tencent and more than 20 global mobile advertising networks on our mobile advertising operations. Our ad serving technology helps to determine the best available ad to show to each user based on the combination of the user’s unique attributes and the real-time comparison of bids from eligible ads.

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

Duba.com personal start page

Our duba.com personal start page provides a convenient starting point for the online experience of our users. It aggregates a large collection of popular online resources and provides users quick access to most of their online destinations such as online shopping, video, online game, travel and local information. It also incorporates search functions provided by our customers. Our large user base has turned our duba.com personal start page into a hub of third-party search traffic to e-commerce companies and search engine providers.

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

Our Artificial Intelligence Technologies

We have made significant investments in artificial intelligence and machine learning technologies. In 2017, we further strengthened our capacity in AI by investing in Beijing OrionStar, an artificial intelligence tech company. We have utilized image recognition technologies to monitor live streaming videos broadcasted on Live.me platform to filter out obscene or other inappropriate content. In March 2018, we released an AI-based smart speaker that utilizes Orion OS, a voice interactive operating system developed by OrionStar.

Our Customers

Our customers primarily comprise customers who place advertisements on our application offerings and individual customers who purchase and recharge virtual currencies used in our game applications and Live.me. For our advertising services, our customers comprise direct advertisers including mobile application developers, mobile game developers and e-commerce companies, search engines and our partnering mobile advertising networks through which advertisers place advertisements on our applications, such as Google, Facebook, Baidu, Yahoo and Tencent. In 2015, 2016 and 2017, our five largest customers in aggregate contributed approximately 57.7%, 47.9% and 44.7% of our revenues, respectively. Google became our largest customer in 2017, and contributed 15.2% of our total revenues, compared to 6.3% in 2016. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Because a limited number of customers contribute to a significant portion of our revenues, our revenues and results of operations could be materially and adversely affected if we were to lose a significant customer or a significant portion of its business.”

Marketing

We remain focused on driving organic growth for our products and services by improving user experience. We use social networks, online campaigns and offline events to promote our brand, products and services. We promote our brand, products and services across major social platforms such as Facebook, Weibo and Wechat. Over the past years, our creative team has produced a number of product and branding videos for video sharing sites such as Youku and YouTube.

We closely track user growth in key countries across the United States, Europe, India and China. We currently acquire users through continued online promotion. We also grow our traffic organically through cross-promotion.

We have implemented a number of marketing initiatives designed to promote our brand among potential users and customers globally. For example, we hosted an AI-themed product launch event: A Night of Robots in Beijing where it unveiled a series of AI-powered smart devices and robotics products that leverage Cheetah Mobile and OrionStar’s AI technologies and product experience. In addition, for the past several years, we have offered complimentary Cheetah Orange Bus Service, helping people make their way back from Beijing to their hometowns for the Chinese New Year holiday.

Our Live.me platform has attracted a number of American online celebrities to conduct live broadcasting and they have accumulated hundreds of thousands of fans.

Competition

We face intense competition in all lines of our business. For our utility products and related service, we generally compete with other mobile utility application developers that offer products claiming to perform similar functions as our utility applications, such as Clean Master, Security Master and CM Launcher. For our mobile entertainment business, we generally compete with other livestreaming platforms and short-form video applications, in particular Chinese companies that promote their livestreaming and short-form video applications in the overseas markets. For our mobile game business, we compete with other game publishers that focus on mobile casual games. We also compete with other companies providing AI-driven products and services in China.

In the internet space, we mainly compete with 360 in China’s internet security and anti-virus market. In addition, we compete with all major internet companies for user attention and advertising spend.

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

Patents. As of March 31, 2018, we had 1,260 patents in China and 32 patents outside China relating to our software and other proprietary technology. Of such 1,292 patents, 930 patents were either independently or jointly held by Zhuhai Juntian, Beijing Security, Conew Network, Beijing Antutu Technology Co., Ltd., or Beijing Antutu, Guangzhou Network, and our other wholly-owned or controlled subsidiaries, 239 patents were either independently or jointly held by Beijing Mobile, Beijing Network, and our other VIEs, and 123 patents were jointly owned by our wholly-owned subsidiaries and VIEs. The 1,292 patents will expire between December 2023 and January 2037. In addition, as of March 31, 2018, we had a total of 1,799 patent applications in China and 311 patents applications outside China. In relation to the proprietary technologies that are essential to the operations of our platform and important to our business, our wholly-owned or controlled subsidiaries, had independently filed 1,692 patent applications, and our VIEs, had independently or jointly filed 85 patent applications and had jointly filed an additional 22 patent applications together with our wholly-owned or controlled subsidiaries. Once approved, depending on the type of patents, the patents that are in the process of application by our VIEs will expire 10 or 20 years after the date of application.

Copyrights. As of March 31, 2018, we had registered 262 copyrights, including 242 software copyrights and 20 artwork copyrights. In relation to our core proprietary technologies, Beijing Mobile and Beijing Network, our VIEs, independently or jointly owned 37 software copyrights, and jointly owned an additional 56 software copyrights together with Cheetah Technology, Zhuhai Juntian, Beijing Security, Conew Network or Guangzhou Network. All the software copyrights owned by our VIEs (excluding Beijing Conew) have been published between January 2003 and January 2018. Software copyrights are protected until the end of the 50th calendar year starting from the date of first publication.

Trademarks. As of March 31, 2018, we had registered 1,287 trademarks in China. In addition, we had filed 380 trademark applications. We had 990 registered trademarks and had filed a total of 988 trademark applications outside China.

Domain names. As of March 31, 2018, we had registered 256 domain names, including www.cmcm.com, www.duba.com, www.ijinshan.com, liebao.cn, 9724.com and liveme.com.

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

Regulations on Telecommunications Services and Foreign Ownership Restrictions

The Telecommunications Regulations, which became effective on September 25, 2000 and were respectively amended on July 29, 2014 and on February 6, 2016, and Administrative Measures on Telecommunications Business Permits (2017), which became September 1, 2017, are the core regulations on telecommunications services in China. The Telecommunications Regulations set out basic guidelines on different types of telecommunications business activities, including the distinction between “basic telecommunications services” and “value-added telecommunications services.” Administrative Measures on Telecommunications Business Permits (2017) set out the standards regarding the application, examination and approval, use and administration of telecommunications business permits in China. According to the Classified Catalog of Telecommunications Business (2015 Version), implemented on March 1, 2016 and attached to the Telecommunications Regulations, internet information services are deemed a type of value-added telecommunications services. The Telecommunications Regulations require the operators of value-added telecommunications services to obtain value-added telecommunications business operation licenses from the Ministry of Industry and Information Technology, or MIIT, or its provincial delegates prior to the commencement of such services.

The Regulations on the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which took effect on January 1, 2002 and were respectively amended on September 10, 2008 and on February 6,2016, are the major rules on foreign investment in telecommunications companies in China. The FITE Regulations stipulate that the foreign investor of a telecommunications enterprise is prohibited from holding more than 50% of the equity interest in a foreign-invested enterprise that provides value-added telecommunications services, including internet information services. Moreover, such foreign investor shall demonstrate a good track record and experience in operating value-added telecommunications services when applying for the value-added telecommunications business operation license from the MIIT. In June 2015, the MIIT relaxed control over foreign ownership in certain telecommunication-related sectors, but in a very limited manner.

On July 13, 2006, the MIIT issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services, or the MIIT Circular 2006, which requires that (a) foreign investors can only operate a telecommunications business in China through establishing a telecommunications enterprise with a valid telecommunications business operation license; (b) domestic license holders are prohibited from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, or providing any resources, sites or facilities to foreign investors to facilitate the unlicensed operation of telecommunications business in China; (c) value-added telecommunications service providers or their shareholders must directly own the domain names and registered trademarks they use in their daily operations; (d) each value-added telecommunications service provider must have the necessary facilities for its approved business operations and maintain such facilities in the geographic regions covered by its license; and (e) all value-added telecommunications service providers should improve network and information security, enact relevant information safety administration regulations and set up emergency plans to ensure network and information safety. The provincial communications administration bureaus, as local authorities in charge of regulating telecommunications services, (a) are required to ensure that existing qualified value-added telecommunications service providers will conduct a self-assessment of their compliance with the MIIT Circular 2006; and (b) may revoke the value-added telecommunications business operation licenses of those that fail to comply with the above requirements or fail to rectify such non-compliance within specified time limits. Due to the lack of any additional interpretation from the regulatory authorities, it remains unclear what impact MIIT Circular 2006 will have on us or the other PRC internet companies with similar corporate and contractual structures.

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

InternetInformation Services

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

On November 27, 2017, MIIT promulgated Notice of the Ministry of Industry and Information Technology on Regulating the Use of Domain Names for Internet Information Services, which became effective on January 1, 2018. The notice provides that the domain name used by an Internet information service provider for providing Internet information services shall be a domain name registered and owned thereby pursuant to laws and regulations. Where an entity provides Internet information services, the domain name registrant shall be the entity (including a company shareholder), or the primary person in charge of, or a senior management person of, the entity. When providing access services for Internet information service providers, an Internet access service provider shall examine and verify the real identity information of domain name registrants via the Record-filing System, and shall not provide access services for those who fail to provide real identity information or whose identity information provided is inaccurate or incomplete. The foregoing provisions shall not apply to domain names that have already been record-filed in the Record-filing System prior to the effective date hereof. Nevertheless, abovementioned regulations do not prescribe any legal liability of violating such regulations.

InternetNews Information Services

Under currently effective rules and regulations in the PRC, to provide internet news information services in China, including the relevant news reporting and commentary on politics, economy, military affairs, diplomacy, public emergencies and other public affairs, the service provider is required to obtain an internet news information service license, or an INIS License. Pursuant to the Provisions on the Administration of Internet News Information Services, which were jointly promulgated by the SCIO and the then Ministry of Information Industry (the predecessor of the MIIT) in September 2005 and were repealed in October 2017, internet news information service providers which are established by “non-news work units” and which republish news information, provide current event electronic bulletin services, and transmit to the public current event news report information are required to apply for an INIS License in order to provide internet news information services on current affairs and politics. On May 2, 2017, the State Internet Information Office, or the SIIO, promulgated Provisions on Administration over the Internet News Information Services Internet News Provisions, or the Internet News Provisions, which became effective on June 1, 2017, Pursuant to the Internet News Provisions, INIS License shall be obtained for providing to the public Internet news information services, including providing Internet news information collection and editing services, reprinting services and communication platform services, through the Internet website, application program, forum, blog, microblog, public account, instant messaging tool, Internet live streaming and other methods. It is prohibited to conduct Internet news information service activities without license or beyond the licensed scope. The collection and editing business and operational business of an Internet news information service provider shall be separated and non-public assets shall not be involved in the Internet news information collection and editing business. Any violation of the Internet News Provisions may result in penalties, including discontinuation of operations, warnings, orders to make correction within the prescribed time period, and imposition of fines and even criminal liabilities.

The SIIO promulgated the Implementation Rules for the Administration of the Licensing for Internet News Information Services on May 22, 2017 and Administrative Measures on Content Management Practitioners in Internet News Information Service Providers on October 30, 2017, further prescribing more details regarding the application and administration of the INIS License.

InternetPublication and Cultural Activities

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

The Rules for the Administration of Electronic Publication, or the Electronic Publication Rules, was issued by the GAPP on February 21, 2008 and became effective on April 15, 2008 and amended on August 28, 2015. Under the Electronic Publication Rules and other regulations issued by the GAPP, online games are classified as a kind of electronic publication, and publishing of online games is required to be conducted by licensed electronic publishing entities that have been issued standard publication codes.

On February 4, 2016, the SARFT and the MIIT jointly promulgated the Administrative Measures on Internet Publication, which took effect on March 10, 2016 and superseded the Internet Publication Measures. The Administrative Measures on Internet Publication further strengthened and expanded the supervision and management of internet publication activities.

On May 10, 2003, the Ministry of Culture, or the MOC, promulgated the Tentative Measures for the Administration of Online Culture, or the Online Cultural Measures, which became effective on July 1, 2003 and subsequently amended on July 1, 2004, on April 1, 2011 and on December 15, 2017 respectively. According to the Online Cultural Measures, internet information services providers engaging in online cultural activities, which include the dissemination and operation of gaming products, shall either obtain a license from the provincial branches of the MOC if such activities are commercial, or complete a filing of records with the provincial branches of the MOC if such activities are non-commercial. Specifically, entities are required to obtain online cultural operating licenses from the provincial branches of the MOC if they intend to commercially engage in any of the following activities: (a) production, duplication, import, publishing or broadcasting of online cultural products; (b) publishing of online cultural products on the internet or transmission thereof via the internet or mobile telecommunication networks to computers, fixed-line or mobile phones, television sets, gaming consoles or Internet café for online users to browse, review, use or download such products; or (c) exhibitions or contests related to online cultural products. If internet information services providers engage in commercial online cultural activities but fail to obtain online cultural operating licenses, they may be ordered to shut down their websites and subject to fines and penalties of confiscating illegal gain. On February 15, 2007, the MOC, the People’s Bank of China and other relevant government authorities jointly issued the Notice on Internet Cafes. The Notice on Internet Cafes authorizes the People’s Bank of China to strengthen the administration of virtual currency in web games in order to avoid any adverse impact on the economy and financial system. This notice strictly limits the total amount of virtual currency that a web game operator can issue and an individual game player can purchase. It also distinguishes virtual transactions from real transactions through electronic commerce and that specifies virtual currency should only be used to purchase virtual items.

We, through Beijing Mobile and Beijing Network, have obtained the Internet Culture Operation Licenses from the Beijing branch of the MOC, which collectively cover the business scope of operating gaming products through the internet (including the issuance of virtual currency).

Regulations on Online Games and Foreign Ownership Restrictions

On June 3, 2010, the MOC promulgated the Provisional Administration Measures of Online Games, or the Online Game Measures, which came into effect on August 1, 2010 and were subsequently amended on December 15, 2017. The Online Game Measures governs the research, development and operation of online games. It specifies that the MOC is responsible for the censorship of imported online games and the filing of records of domestic online games. The procedures for the filing of records of domestic online games must be conducted with the MOC within 30 days after the commencement date of the operation of such online games.

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

Regulations on Anti-fatigue Compliance System and Real-name Registration System

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

We are in the process of renewing the Computer Information System Security Products Sales License for our mobile and PC security applications, the previous version of which had expired. Besides, as the upgrades of our software become more frequent and such examination and approval by the MPS may be time-consuming, we may not be able to obtain such permits for all upgrades in a timely manner, which may subject us to various penalties and adversely affect our business and results of operations.

Regulations on Mobile Application Information Services

On June 28, 2016, the SIIO, promulgated the Administrative Provisions on Information Services of Mobile Internet Application Programs, or the Mobile Application Provisions, which became effective on August 1, 2016. The Mobile Application Provisions were promulgated to strengthen the administration of information services provided by mobile applications.

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

Regulations on Advertising Business

State Administration for Industry and Commerce, or the SAIC, is the primary governmental authority regulating advertising activities in China. Regulations that apply to advertising business and foreign ownership in advertisement business primarily include:

•	Foreign Investment Industrial Guidance Catalog, issued by the former National Development and Reform Commission and other departments, the latest version of which went effective on July 28, 2017;

•	Advertisement Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress on October 27, 1994 and effective since February 1, 1995, the latest version of which became effective on September 1, 2015;

•	Administrative Regulations for Advertising, promulgated by the State Council on October 26, 1987 and effective since December 1, 1987;

•	Interim Measures for the Administration of Internet Advertisements, promulgated by the SAIC on July 4, 2016 and effective on September 1, 2016; and

•	Administrative Provisions on Registration of Advertisement Publication, promulgated by the SAIC on November 1, 2016 and effective on December 1, 2016.

According to the above regulations, companies that engage in advertising activities including those conducted through the internet must each obtain, from the SAIC or its local branches, a business license which specifically includes operating an advertising business in its business scope. An enterprise engaging in advertising business within the specifications in its business scope does not need to apply for an advertising operation registration, provided that such enterprise is not a radio station, television station, newspaper or periodical publisher . Enterprises conducting advertising activities without such a license may be subject to penalties, including fines, confiscation of advertising income and orders to cease advertising operations pursuant to Advertisement Law. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant laws or regulations. For the enterprise which is not a radio station, television station, newspaper or periodical publisher, the term of validity of the registration of advertisement publication shall be consistent with the term of validity of the approval document for relevant media.

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

Regulations on Broadcasting Audio/Video Programs through the Internet

SARFT is the primary governmental authority regulating activities involving broadcasting audio/video programs and services in China. Regulations that apply to broadcasting audio/video programs primarily include:

•	Administrative Measures for Broadcasting Audio/Video Programs through the Internet and Other Information Networks, or the Audio/Video Broadcasting Measures, issued by SARFT on July 6, 2004, effective since October 11, 2004 and updated in August 2015 (SARFT Order [2015] No. 3), which were superseded by Administrative Measures for Private Network and Directional Broadcast Audio/Video Program Service, which became effective on June 1, 2016;

•	Administrative Provisions for Internet Audio/Video Program Service, commonly known as Circular 56, jointly promulgated by the SARFT and the MIIT on December 20, 2007, effective since January 31, 2008 and updated in August 2015 (SARFT Order [2015] No. 3);

•	Notice on Issuing the “Catalogue of Classification of Internet Audio/Video Program Services (Provisional)”, or the Classification Catalogue, promulgated by the SARFT on April 4, 2010, effective since then and updated in March 2017 (SARFT Announcement [2017] No. 1); and

•	Notice on Strengthening the Administration of Internet Audio/Video Content, or the Internet Audio/Video Content Notice, promulgated by SARFT on August 25, 2009 and effective since then.

Pursuant to the Classification Catalogue, category I internet audio/video program services relate to internet audio/video program services operated through radio stations or television stations. Category II internet audio/video program services relate to the transmission of audio/video programs on current political news and the hosting, production, reporting and broadcasting of audio/video programs on literature and art, entertainment, science and technology, finance and economics, sports, education and other topics. Category III internet audio/video program services refer to the activities of editing or arranging the information pertaining to audio/video programs broadcasted on the Internet on the same website and providing the public with the service of program searching or viewing or refer to the service of providing users with a special channel for uploading programs or information so that users can pass their source or others’ source of programs to the public via the information broadcasting system or viewing interface of the website for on-demand broadcasting to the public. Category IV internet audio/video program services relate to the transmission of radio or television program channels, internet audio/video program channels, or live streaming of online audio/video programs.

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

On December 20, 2001, the State Council promulgated the new Regulations on Computer Software Protection, effective from January 1, 2002 and amended in March 2013, which are intended to protect the rights and interests of the computer software copyright holders and encourage the development of software industry and information economy. In the PRC, software developed by PRC citizens, legal persons or other organizations is automatically copyright protected immediately after its development, without an application or approval. Software copyright may be registered with the designated agency and if registered, the certificate of registration issued by the software registration agency will be the primary evidence of the ownership of the copyright and other registered matters. On February 20, 2002, the National Copyright Administration of the PRC introduced the Measures on Computer Software Copyright Registration, which outline the operational procedures for registration of software copyright, as well as registration of software copyright license and transfer contracts. The Copyright Protection Center of China is mandated as the software registration agency under the regulations.

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

Domain Name. In September 2002, the CNNIC issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names, which were amended on May 29, 2012. On November 5, 2004, the MIIT promulgated the Measures for Administration of Domain Names for the Chinese Internet, which were subsequently superseded by Administrative Measures for Internet Domain Names, effective on November 1, 2017, or the Domain Name Measures. The Domain Name Measures shall apply to Internet domain name services and related operation, maintenance, supervision and management, and other related activities that are carried out within the territory of the People’s Republic of China. In February 2006, the CNNIC issued the Measures on Domain Name Dispute Resolution, which were subsequently amended in June 2012 and in November 2014, and relevant implementing rules, pursuant to which the CNNIC can authorize a domain name dispute resolution institution to decide disputes.

Trademark. The PRC Trademark Law, adopted in 1982 and amended in 1993, 2001 and 2013, with its implementation rules adopted in 2002 and amended in 2014, protects registered trademarks. The Trademark Office of the SAIC handles trademark registrations and grants a protection term of ten years to registered trademarks. Trademark license agreements must be filed with the Trademark Office for record.

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

InformationSecurity and Censorship

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

PrivacyProtection

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

On August 21, 2014, the Supreme People’s Court promulgated the Provisions of the Supreme People’s Court on Application of Laws to Cases Involving Civil Disputes over Infringement upon Personal Rights and Interests by Using Information Networks, pursuant to which if an network service provider discloses genetic information, medical records, health examination data, criminal record, home address, private events and or other personal information of a natural person online, causing damage to the person, the People’s Court should support a claim by the infringed party for recovery of damages from the infringing network service provider.

On January 5, 2015, the SAIC promulgated the Measures on Punishment for Infringement of Consumer Rights, pursuant to which business operators collecting and using personal information of consumers must comply with the principles of legitimacy, propriety and necessity, specify the purpose, method and scope of collection and use of the information, and obtain the consent of the consumers whose personal information is to be collected. Business operators may not: (i) collect or use personal information of consumers without their consent; (ii) unlawfully divulge, sell or provide personal information of consumers to others; (iii) send commercial information to consumers without their consent or request, or when a consumer has explicitly declined to receive such information. Failure to comply with such rule may result in penalties, including warnings, order compelling modification of existing operations or imposition of fines, or revoking the business license.

NetworkSecurity

On November 7, 2016, the Standing Committee of the National People’s Congress of China promulgated the network security law of the People’s Republic of China, or the Network Security Law, which became effective on June 1, 2017. The Network Security Law governs the construction, operation, maintenance and use of networks as well as the supervision and administration of network security within China. As a network operator and a provider of network products and services, we are required to take measures to assure the security of network operations. For example, we are required to (a) protect our networks from disturbance, damage or unauthorized access, and to prevent our network data from being divulged, stolen or tampered with; (b) refrain from setting up malicious programs and, in the event of identifying security defects, loopholes or other risks in our network products or services, to promptly take remedial measures, notify users and report to competent authorities; (c) formulate emergency plans for network security incidents and combat any system loopholes, computer virus, network attack, network intrusion and any other security risks in a timely manner; and (d) refrain from engaging in activities that endanger network security. In addition, we are required to take measures to ensure network security. For example, we are required to (a) keep user information strictly confidential and establish and improve user information protection system; (b) collect and use user information only if it is legal, necessary and just to do so, and only with relevant users’ consents; and (c) refrain from divulging, tampering with or damaging the user personal information that we have collected, or providing such personal information to third parties without the relevant users’ consents. Failure to comply with the Network Security Law may result in penalties, including warnings, order compelling modification of existing operations or imposition of fines, or even criminal liabilities.

Regulation on Outbound Investment

The PRC government imposes supervisions on the outbound investments. The NDRC, MOFCOM and SAFE are the primary governmental authority regulating activities involving the outbound investments in China. Regulations that apply to outbound investments primarily include:

•	Administrative Measures for the Verification and Approval and Record-Filing of Outbound Investment Projects, or the NDRC Order 9, promulgated by the NDRC on April 8, 2014, effective since May 8, 2014 and updated in December 27, 2014 (NDRC Order No. 20);

•	Notice of the National Development and Reform Commission on Issues Concerning the Implementation of the “Administrative Measures for the Verification and Approval and Record-Filing of Outbound Investment Projects, promulgated by the NDRC on May 14, 2014, effective since then;

•	Catalogue of Investment Projects Subject to Government Verification and Approval (2016 Version), promulgated by the NDRC on December 12, 2016, effective since then;

•	Administrative Measures for Outbound Investment, issued by the MOFCOM on September 6, 2014, effective since October 6, 2014; and

•	Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment, promulgated by the SAFE on February 13, 2015, effective since then.

According to abovementioned regulations, outbound investment projects involving sensitive countries and regions or sensitive industries shall be subject to the verification and approval by the NDRC and MOFCOM respectively. Outbound investment projects other than those involving sensitive countries and regions or sensitive industries shall be managed by record-filing by the NDRC and MOFCOM respectively. Pursuant to NDRC Order 9, sensitive countries and regions shall include: countries with no diplomatic relations with China, countries subject to international sanctions, countries and regions affected by wars, civil strife, etc., and sensitive industries shall include basic telecommunications operations, cross-border development and utilization of water resources, large-scale land development, main power transmission lines and power grids, news media and other industries. After the completion of the NDRC and MOFCOM procedures, the domestic enterprises (including all types of legal persons) can at their discretion, choose the banks in their respective places of incorporation to go through Foreign Exchange Registration of Outbound Direct Investment, and may handle subsequent formalities for opening relevant accounts, fund exchange and other services (including the inflow of profits and dividends)

under outbound direct investment only after Foreign Exchange Registration of outbound direct investment is completed.

On December 6, 2016, the NDRC, MOFCOM, People’s Bank of China and SAFE (collectively, “Four Departments”), responded to media inquiries with respect to tightening outbound investment regulations. In particular, Four Departments specified closer attention shall be paid to the recent tendency of “irrational oversea investment” in real estate, hotel, film studio, entertainment, sports club and other fields, and the risks underlying certain types of outbound investments, such as investments of considerable amount unrelated to the domestic enterprise major business and investments made by limited partnerships. In addition, closer attention shall be paid to any domestic enterprises whose capitalization or value of assets are considerably smaller than the outbound subsidiaries to be established or acquired, and any domestic enterprise that applies for outbound direct investment immediately after its formation.

On August 4, 2017, General Office of the State Council promulgated Notice of the General Office of the State Council on Forwarding the Guiding Opinions of the National Development and Reform Commission, the Ministry of Commerce, the People’s Bank of China and the Ministry of Foreign Affairs on Further Guiding and Regulating the Directions of Outbound Investment, which further guides and regulates the directions of outbound investment.

On December 26, 2017, the NDRC promulgated the Administrative Measures for Outbound Investment by Enterprises, or the NDRC Order 11, which became effective on March 1, 2018 and superseded NDRC Order 9. According to NDRC Order 11, the outbound direct investment projects carried out by the all types of legal persons shall still subject to the verification and approval or record-filing by the NDRC, as it is required by NDRC Order 9. Besides that, NDRC Order 11 shall apply to outbound investment projects carried out by the overseas enterprises that control by the domestic enterprises and PRC natural person. Under NDRC Order 11, control shall mean holding, directly or indirectly, more than half of the voting rights of an enterprise, or being able to dominate the operations, finance, personnel, technology or other important matters of an enterprise despite not holding more than half of the voting rights.

With respect to those domestic enterprises and natural persons newly covered by NDRC Order 11 who conduct outbound investment projects through controlled overseas enterprises (instead of making direct capital or interests investment, or providing direct financing or guarantee), (i) outbound investment projects involving sensitive countries and regions or sensitive industries will be subject to a verification and approval procedure; (ii) for outbound investment projects other than those involving sensitive countries and regions or sensitive industries, if the total investment from Chinese investor via overseas enterprise under its control exceeds US$300 million (inclusive), investors shall only submit a report to NDRC before the implementation of the project; if the total investment amount from Chinese investor via overseas enterprise under its control is less than US$300 million, then no pre-transaction verification, record-filing or reporting is required. According to NDRC Order 11 and Catalogue on Sensitive Industries in Outbound Investment (2018 Edition), sensitive countries and regions shall mainly include countries and regions which have not established diplomatic relations with China, or where war or civil unrest has broken out, or in which investment by enterprises shall be restricted pursuant to the international treaties, agreements, etc. concluded or acceded to by China; and sensitive industries shall include (i) research, production and maintenance of weaponry and equipment; (ii) development and utilization of cross-border water resources; (iii) news media; (iv) real estate, (v) hotel, (vi) film studio, (vii) entertainment, (viii) sports club and (ix) establishment of an equity investment fund or investment platform without specific industrial projects abroad.

In addition to the pre-transaction regulation, NDRC Order 11 strengthens interim and ex post supervision. NDRC Order 11 provides mechanisms for major adverse situation reports, project completion reports, major matters inquiries and reports in order to achieve control over outbound investments; and further improved the disciplinary measures to achieve the after-regulation of overseas investment.

Violations of the regulations regarding outbound investment may result in the imposition of fines and other administrative penalties. For serious violations, criminal liability may arise.

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

Furthermore, on March 30, 2015, the SAFE promulgated the Circular on the Reform of the Administrative Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or Circular 19, which will become effective as of June 1, 2015. This Circular 19 is to implement the so-called “conversion-at-will” of foreign currency in capital account, which was established under a circular issued by the SAFE on August 4, 2014, or Circular 36, and was implemented in 16 designated industrial parks as a reform pilot. The Circular 19 now implements the conversion-at-will of foreign currency settlement system nationally, and it abolished the application of Circular 142, Circular 88 and Circular 36 since June 1, 2015. Among other things, under Circular 19, foreign-invested enterprises may either continue to follow the payment-based foreign currency settlement system or select to follow the conversion-at-will of foreign currency settlement system. Where a foreign-invested enterprise follows the conversion-at-will of foreign currency settlement system, it may convert any or 100% amount of the foreign currency in its capital account into RMB at any time. The converted RMB will be kept in a designated account known as “Settled but Pending Payment Account”, and if the foreign-invested enterprise needs to make further payment from such designated account, it still needs to provide supporting documents and go through the review process with its bank. If under special circumstances the foreign-invested enterprise cannot provide supporting documents in time, Circular 19 grants the banks the power to provide a grace period to the enterprise and make the payment before receiving the supporting documents. The foreign-invested enterprise will then need to submit the supporting documents within 20 working days after payment. In addition, foreign-invested enterprises are now allowed to use their converted RMB to make equity investments in China under Circular 19. However, foreign-invested enterprises are still required to use the converted RMB in the designated account within their approved business scope under the principle of authenticity and self-use. It remains unclear whether a common foreign-invested enterprise, other than such special types of enterprises as holding companies, venture capital or private equity firms, can use the converted RMB in the designated account to make equity investments if equity investment or the like is not within their approved business scope.

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

Circular 37. In July 2014, the SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Round-trip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014, which repealed SAFE Circular 75 effective from July 4, 2014. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents to seek offshore investment and financing and conduct round trip investment in China. Under SAFE Circular 37, an SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents for the purpose of seeking offshore financing or making offshore investment, using legitimate domestic or offshore assets or interests, while “round trip investment” refers to the direct investment in China by PRC residents through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 requires that, before making contribution into an SPV, PRC residents are required to complete foreign exchange registration with the SAFE or its local branch. SAFE Circular 37 further provides that option or share-based incentive tool holders of a non-listed SPV can exercise the options or share incentive tools to become a shareholder of such non-listed SPV, subject to registration with SAFE or its local branch. However, in practice, different local SAFE branch may have different views and procedures on the interpretation and implementation of the SAFE regulations, and since Circular 37 was the first regulation to regulate the foreign exchange registration of a non-listed SPV’s option or share incentives granted to PRC residents, there remains uncertainty with respect to its implementation.

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

To our knowledge, all our significant individual PRC shareholders have completed foreign exchange registration in connection with our initial public offering.

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

Regulation on Tax

PRC Enterprise Income Tax

The PRC enterprise income tax is calculated based on the taxable income determined under the applicable Enterprise Income Tax Law, or the EIT Law and its implementation rules. On March 16, 2007, the National People’s Congress of China enacted the EIT Law, which became effective on January 1, 2008. On December 6, 2007, the State Council promulgated the implementation rules to the EIT Law, which also became effective on January 1, 2008. The EIT Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in China, including foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions, and terminates most of the tax exemptions, reductions and preferential treatment available under the previous tax laws and regulations. According to the EIT Law and relevant regulations, subject to the approval of competent tax authorities, the income tax of an enterprise that has been determined to be a high and new technology enterprise shall be reduced to a preferential rate of 15%. An enterprise holding a valid certificate of new software enterprise is entitled to an exemption of enterprise income tax for the first two years and a 50% reduction of enterprise income tax for the subsequent three years, commencing from the first profit-making year, while an enterprise qualified as key software enterprise can enjoy a preferential EIT rate of 10%.

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

According to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued by the PRC State Administration of Taxation on December 10, 2009, with retroactive effect from January 1, 2008, or SAT Circular 698, where a non-resident enterprise transfers the equity interests in a PRC resident enterprise indirectly through a disposition of equity interests in an overseas holding company (other than a purchase and sale of shares issued by a PRC resident enterprise in public securities market), PRC tax reporting and payment obligations may be triggered. On February 6, 2015, SAT issued a new guidance (Bulletin [2015] No. 7), or SAT Bulletin 7, on the PRC tax treatment of an indirect transfer of assets by a non-resident enterprise. SAT Bulletin 7 is the latest regulatory instrument on indirect transfers, extending to not only the indirect transfer of equity interests in PRC resident enterprises but also to assets attributed to an establishment in China and immovable property in China or, collectively, Chinese Taxable Assets. Further, on October 17, 2017, SAT issued the Matters Regarding Withholding Corporate Income Tax at Source from Non-resident Enterprises (Bulletin [2017] No. 37), or SAT Bulletin 37, which replaced SAT Circular 698 and specified the withhold obligation of the transferees. According to SAT Bulletin 7 and SAT Bulletin 37, when a non-resident enterprise engages in an indirect transfer of Chinese Taxable Assets, or Indirect Transfer, through an arrangement that does not have a bona fide commercial purpose in order to avoid paying enterprise income tax, the transaction should be re-characterized as a direct transfer of the Chinese assets and becomes taxable in China under the EIT Law, and gains derived from such indirect transfer may be subject to the PRC withholding tax at a rate of up to 10%, and the party who is obligated to make the transfer payments has the withholding obligation. SAT Bulletin 7 and 37 have replaced SAT Circular 698 in its entirety. They provide more comprehensive guidelines on a number of issues. Among other things, SAT Bulletin 7 substantially changes the reporting requirements in SAT Circular 698, provides more detailed guidance on how to determine a bona fide commercial purpose, and also provides for a safe harbor for certain situations, including purchase and sale of shares in an offshore listed enterprise on a public market by a non-resident enterprise, which may not be subject to the PRC enterprise income tax. In addition, SAT Circular 698 has been abolished by Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source issued by the PRC State Administration of Taxation on October 17, 2017, with retroactive effect from December 1, 2017, or SAT Circular 37. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We face uncertainties with respect to indirect transfer of assets or equity interests in PRC resident enterprises by their non-PRC holding companies.”

Moreover, the PRC Enterprise Income Tax Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its affiliates or related parties to the relevant tax authorities. These transactions may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year during which the transactions are conducted. In addition, on March 18, 2015, the State Administration of Taxation, or the SAT, issued the Bulletin Regarding the Enterprise Income Tax Matter in Relation to Enterprise’s Payment of Fees to Overseas Affiliated Parties, or Bulletin 16, to further regulate the transfer pricing issues in relation to the fees payment to affiliated parties. Among other things, Bulletin 16 makes it clear that the fees paid to overseas affiliated parties in the following situations cannot be deducted from the taxable income when determining a PRC company’s enterprise income tax: (a) the fees paid to an overseas affiliated party which has no substantial operating activities; (b) the fees paid to an overseas affiliated party for labor service that would bring direct or indirect economic interests; (c) royalties paid for intangible properties to which the affiliated party that charges the fees only has legal title but has made no contribution to the creation of the value of such properties; and (d) the fees paid under arrangements made for listing or financing purposes. Furthermore, on March 17, 2017, the SAT promulgated the Announcement of the State Administration of Taxation on Promulgating the Administrative Measures for Special Tax Investigation Adjustments and Mutual Agreement Procedures, or Bulletin 6, which became effective as of May 1, 2017. The Bulletin 6 specifies further the provisions in Bulletin 16, regulating the basic rules about the income distribution of intangible properties, payments for labor service and no substantial operating activities and so on. Meanwhile, it abolished the application of Bulletin 16 since May 1, 2017. We may be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between us and our VIEs were not on an arm’s length basis and therefore constituted improper transfer pricing arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Our contractual arrangements with our VIEs may result in adverse tax consequences to us.”

PRC Business Tax and Value-added Tax (“VAT”)

On January 1, 2012, the Chinese State Council officially launched a pilot VAT reform program, or Pilot Program, applicable to businesses in selected industries. Businesses in the Pilot Program would pay VAT instead of business tax. The Pilot Industries in Shanghai included industries involving the leasing of tangible movable property, transportation services, research and development and technical services, information technology services, cultural and creative services, logistics and ancillary services, certification and consulting services. Revenues generated by advertising services, a type of “cultural and creative services,” are subject to the VAT tax rate of 6%. According to official announcements made by competent authorities in Beijing and Guangdong province, Beijing launched the same Pilot Program on September 1, 2012, and Guangdong province launched it on November 1, 2012. On May 24, 2013, the Ministry of Finance and the State Administration of Taxation issued the Circular on Tax Policies in the Nationwide Pilot Collection of Value Added Tax in Lieu of Business Tax in the Transportation Industry and Certain Modern Services Industries, or the Pilot Collection Circular. The scope of certain modern services industries under the Pilot Collection Circular extends to the inclusion of radio and television services. In August 2013, the Pilot Program was implemented throughout China. The Pilot Program replacing business tax with VAT was expanded to cover industries including construction, real estate, finance and consumer services in May 2016, and was later extended to all industries throughout China. With respect to all of our PRC entities for the period prior to the implementation of the Pilot Program, revenues from utility products and related services, mobile entertainment services and other licensing services were subject to a 5% PRC business tax. All of our PRC entities were subject to the Pilot Program as of December 31, 2017, or specifically, VAT of 6% in lieu of business tax for utility products and related services and mobile entertainment services that are deemed by the relevant tax authorities to be within the pilot industries.

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

Our contractual arrangements with each of our VIEs and their shareholders enable us to:

•	exercise effective control over our VIEs;

•	receive substantially all of the economic benefits of our VIEs in consideration for the services provided by Beijing Security and Conew Network, our wholly-owned subsidiaries in China; and

•	have an exclusive option to purchase all of the equity interests in our VIEs, when and to the extent permitted under PRC law, regulations or legal proceedings.

The following diagram summarizes our corporate structure and identifies our significant subsidiaries and VIEs as of the date of this annual report.

Notes:

(1)	In April and November 2017, Live.me, we and certain investors mainly including Matrix Partners, Evolution Media China and Bytedance, etc. (collectively, the “Investors”) entered into share subscription and purchase agreements and certain other investment agreements to issue Series A Preferred Shares and B Preferred Shares (collectively as the “Live.me Preferred Shares”) for an aggregate cash consideration of US$45 million (equivalent to RMB306 million) and US$50 million (equivalent to RMB330 million) respectively. After the issuance of the Live.me Preferred Shares, we still held approximately 52.1% equity interests in Live.me on a fully-diluted, post-investment basis.
(2)	We exercise effective control over Beijing Network through contractual arrangements with Beijing Network and Mr. Ming Xu and Mr. Wei Liu, who owns 50% and 50% equity interests in Beijing Network, respectively.
(3)	We exercise effective control over Beijing Mobile through contractual arrangements with Beijing Mobile and Mr. Sheng Fu and Ms. Weiqin Qiu, who owns 35% and 65% equity interests in Beijing Mobile, respectively.
(4)	We exercise effective control over Beijing Conew through contractual arrangements with Beijing Conew and Mr. Sheng Fu and Mr. Ming Xu, who owns 62.73% and 37.27% equity interests in Beijing Conew, respectively.

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

Agreements that provide us with the option to purchase the equity interest in Beijing Mobile

Loan agreements. Under the loan agreements by and among Beijing Security and the shareholders of Beijing Mobile, Beijing Security will make interest-free loans in an aggregate amount of RMB6.5 million to the two individual shareholders of Beijing Mobile, for the sole purpose of contributing to the registered capital of Beijing Mobile. The loans have no definite maturity date. Beijing Security may request repayment at any time, and either shareholder of Beijing Mobile may offer to repay part or all of the loan at any time. The shareholders of Beijing Mobile shall, subject to the PRC laws, repay the loans by transferring the equity interest they hold in Beijing Mobile to Beijing Security or a third party that it designates.

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

As a result of these contractual arrangements, we are considered the primary beneficiary of the VIEs as we have the power to direct activities of these entities and can receive substantially all economic interests in these entities even though we do not necessarily receive all of the VIEs’ revenues. Accordingly, we treat them as our VIEs under U.S. GAAP and have consolidated the results of operation of the VIEs and the then subsidiaries of our VIEs in our consolidated financial statements in accordance with U.S. GAAP. The VIEs and the then subsidiaries of our VIEs together contributed 48.2%, 11.3% and 7.4% of our revenues for the years ended December 31, 2015, 2016 and 2017, respectively.

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

D.    Property, Plants and Equipment

As of March 31, 2018, our principal executive offices were located on leased premises comprising approximately 40,500 square meters in Beijing, China. This facility accommodates our management headquarters, principal development, engineering, legal, finance and administrative activities. We also have offices and research and development centers in Zhuhai, Shanghai, Guangzhou, Zhengzhou, Guiyang and Chongqing of China, and offices in the United States, France, Germany, Japan, Russia, Hong Kong, Singapore, Brazil, Taiwan, India and Indonesia.

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

A.    Operating Results

Overview

We are a leading mobile internet company with strong global vision. We have attracted hundreds of millions of monthly actively users through an array of mobile utility products such as Clean Master released in 2012 and Cheetah Keyboard released in 2016. Leveraging our success on utility products, we launched mobile entertainment products in late 2015, including live streaming platform Live.me and mobile games such as Piano Tiles 2. Over the past years, we had made significant investments in artificial intelligence and, together with Beijing OrionStar, one of our invested companies, we have accumulated deep knowledge in image recognition, voice recognition, natural language processing, text to speech and other AI related technologies. We launched our own AI-driven smart speaker, Cheetah Voicepod, in March 2018.

In the second quarter of 2017, we reorganized our operating segments from one operating segment into three operating segments, namely utility products and relate services, mobile entertainment business, and others. The primary reason for such reorganization is that we increasingly assess the performance of our company and makes decisions in respect of the allocation of company resources by analyzing the operational results of these three business units separately. We will continually assess the reasonableness of our operating segments because we operate in a rapidly evolving internet industry with technology trend shifted, and there may be changes in our business strategy accordingly.

We generate revenues from our utility products and related services by providing mobile advertising services to our advertising customers worldwide, as well as selling advertisements and referring user traffic on our mobile and PC platforms. We recognize revenues after users purchase and consume virtual items on the Live.me platform. In addition, our portfolio of mobile games has attracted a massive user base, which also provides ample advertising revenue opportunities. In addition, users can also purchase in-game virtual items.

On the corporate level, driven by increased revenues from mobile entertainment business, our revenues increased from RMB3,773.9 million in 2015 to RMB4,564.7 million in 2016, representing a 21.0% year over year growth, and further to RMB4,974.8 million (US$764.6 million) in 2017, representing a 9.0% year over year growth. Our net income attributable to Cheetah Mobile shareholders was RMB1,348.2 million (US$207.2 million) in 2017, compared to a net loss attributable to Cheetah Mobile shareholders was RMB80.5 million in 2016 and a net income attributable to Cheetah Mobile shareholders of RMB176.3 million in 2015.

We have invested heavily in research and development and selling and marketing to grow our mobile business. In 2018, we expect to continue to invest in our mobile platform, primarily mobile entertainment business and AI technologies. We expect to further increase our marketing spending to enhance user engagement for our mobile entertainment applications. Although we expect our operating expenses will continue to increase in absolute amount in 2018, we remain focused on establishing a sustainable and profitable business model for the long term.

Selected Statement of Operations Items

Revenues

We generate revenues from utility products and related services, mobile entertainment business and others. The following table sets forth the principal components of our revenues by amount and as a percentage of our revenues for the periods presented.

	Year Ended December 31,
	2015		2016		2017
	RMB	% of Revenues	RMB	% of Revenues	RMB	US$	% of Revenues
	(in thousands, except percentages)
Utility products and related services	3,465,239	91.8	3,870,995	84.8	3,439,563	528,651	69.1
Mobile entertainment business	281,671	7.5	693,195	15.2	1,496,443	229,999	30.1
Others	26,967	0.7	460	0.0	38,751	5,956	0.8

Revenues	3,773,877	100.0	4,564,650	100.0	4,974,757	764,606	100.0

Utility Products and Related Services

Revenues from utility products and related services accounted for 91.8%, 84.8%, and 69.1% of our revenues in 2015, 2016 and 2017, respectively. Our portfolio of utility products has attracted a massive user base, which enabled us to provide mobile advertising services to advertisers worldwide, as well as refer user traffic and sell advertisements on our mobile and PC platforms. We charge fees for our online marketing services generally based on three general pricing models, which include cost over a time period, cost for performance basis and cost per impression basis. Cost for performance basis refers to, among others, cost per click, cost per installation, cost per activation and cost per sale that originate from our platform, while cost per impression refers to cost based on the number of impressions over a period. We believe that the most significant factors affecting revenues from online marketing include:

•	User base and user engagement in key markets. We believe a large, loyal and engaged user base in key markets would help us retain existing customers and attract more customers and business partners for our utility products and related services business and at the same time gives us more pricing power. It also results in more user impressions, clicks, installations, or other actions that generate more fees for performance-based marketing. In particular, a large and engaged mobile user base is crucial for the sustainability of our utility product and related services. We plan to further improve our products and introduce more products to increase our mobile users’ engagement with our products.

•	Fee arrangements with our significant customers. A small number of advertising platform customers have contributed a significant portion of revenues for our utility products and related services business. In overseas markets, advertising platforms provide bids to us for displaying advertisements on our apps, and the bid prices we receive may fluctuate significantly depending on who are the bidders, the type of our advertising inventories, seasonality, and supply and demand balance. In domestic market, we have revenue sharing arrangements with advertising platforms, and the portion of revenue we receive from these customers is also subject to fluctuation due to similar factors. The fee arrangements with these significant customers and the mix of these arrangements can have a significant impact on our revenues, and some of these impact may be beyond our control.

•	Ability to provide targeted advertising. We believe that data analytics is a key factor affecting our online marketing revenues. Data analytics enable us to map our users’ interests and distribute targeted advertising to our users. Our ability to effectively conduct user profiling and provide targeted advertising affects advertising engagement and conversion, which affects our online marketing revenues.

•	Development of online advertising industries in emerging markets. We have a large user base for our mobile utility products in emerging markets such as India and some countries in south eastern Asia. Currently, the majority of advertising budgets in these markets are still spent in traditional media such as TV and newspaper and the online advertising industries in these emerging markets are still in their early stages of development. We expect that we can benefit from the growth of the online advertising industries in these markets as internet and smartphones gain deeper market penetration.

Mobile Entertainment Business

Revenues from mobile entertainment business accounted for 7.5%, 15.2% and 30.1% of our revenues in 2015, 2016 and 2017, respectively. Our mobile entertainment business primarily includes Live.me and mobile games business. In 2016, we started to monetize Live.me by sale of virtual items in users’ live broadcasting, which is subject to revenue-sharing arrangements with the hosting users. Our portfolio of mobile games has attracted a massive user base, which provides ample advertising revenue opportunities. Users can also purchase in-game virtual items.

We believe that the most significant factors affecting our mobile entertainment revenues include:

•	Popularity of games on our platform. Our revenues from game operations depend on our ability to develop, select and publish popular and engaging games. The popularity of the games we operate directly affects the number of users we attract and the revenues generated from such games.

•	User base and user engagement for mobile games in key markets. Our mobile entertainment revenues are affected by our ability to grow our user base and increase user engagement in key markets as a large, loyal and engaged user base would help us retain existing customers and attract more customers and business partners seeking online marketing services and at the same time gives us more pricing power. It also results in more user impressions, clicks, installations, or other actions that generate more fees for performance-based marketing or in-game purchase of virtual items.

•	User base for Live.me platform. Our Live.me platform is a new form of entertainment. General audience can have engaging experience to interact with broadcasters in a healthy online social environment. They can also easily become broadcasters themselves to enjoy the attention and receive virtual gifts from other users. We are in the process of bring this form of entertainment to a broader user base so more people can participate in the interactions on the platform, which in turn can result in more consumption of virtual gifts.

Others

Revenue from other services accounted for 0.7%, 0.0% and 0.8% of our revenues in 2015, 2016 and 2017, respectively. Others revenues mainly include sales of air purifier products, as well as providing technical support services to others. We expect revenues from other services to continue to increase as we continue to diversify or improve our products or services.

Cost of Revenues

Cost of revenues primarily consist of traffic acquisition costs associated with our Cheetah ad platform, bandwidth costs and internet data center (“IDC”) costs, personnel costs, content and channel costs associated with our content-driven products, including Live.me and mobile games, depreciation of equipment, amortization of intangible assets, cost of products sold, VAT, business tax, and related surcharges.

Traffic acquisition costs represent the amounts paid or payable to third-party advertising publishers who distribute our customers’ paid links through their advertisement products. We expect our traffic acquisition costs to increase as we continue to expand our third-party advertising publishing business on the Cheetah ad platform.

Bandwidth and IDC costs consist of fees that we pay to telecommunication carriers and other service providers for hosting our servers at their internet data centers, as well as bandwidth fees that are directly related to our business operations and technical support. Bandwidth and IDC costs are affected by the amounts of our user traffic worldwide and data analytics. We expect our bandwidth and IDC costs to decrease slightly as we will continue to optimize our product offerings and improve our operating efficiency.

Personnel costs include salaries and benefits, including share-based compensation, for our employees involved in the operation of our utility products and related business, mobile entertainment business and other business and maintenance of servers. We expect personnel costs to increase as we hire additional operational employees in line with the expansion of our business.

Content and channel costs consist primarily of fees borne by us under third-party game publishing arrangements, revenue sharing with content providers, such as live video hosts and media partners, commission fees paid to distribution platforms and payment channels, and amortization of license fees paid for exclusively licensed games. As we plan to increasingly focus on mobile games and Live.me, we expect that content-related costs will continue to increase.

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

	Year Ended December 31,
	2015		2016		2017
	RMB	% of Revenues	RMB	% of Revenues	RMB	US$	% of Revenues
	(in thousands, except percentages)
Operating income and expenses:
Research and development	(695,185)	(18.4)	(905,854)	(19.8)	(684,863)	(105,262)	(13.8)
Selling and marketing	(1,505,951)	(39.9)	(1,650,581)	(36.2)	(1,656,505)	(254,600)	(33.3)
General and administrative	(447,984)	(11.9)	(561,834)	(12.3)	(407,410)	(62,618)	(8.2)
Impairment of goodwill and intangible assets	(49,882)	(1.3)	(2,889)	(0.1)	(38,862)	(5,973)	(0.8)
Other operating income	98,376	2.6	87,877	1.9	39,852	6,125	0.8

Total operating income and expenses	(2,600,626)	(68.9)	(3,033,281)	(66.5)	(2,747,788)	(422,328)	(55.3)

Research and Development Expenses. Research and development expenses consist primarily of salaries and benefits, including share-based compensation expenses, for our research and development employees. These expenditures are generally expensed as incurred. Research and development expenses decreased by 24.4% year over year to RMB684.9 million (US$105.3 million) in 2017, which primarily resulted from lower share-based compensation expenses and reduced research and development headcount for our News Republic business and mobile utility product operation. We will continue to develop and optimize our mobile entertainment related applications and further enhance our data analytics capabilities and artificial intelligence technologies.

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of general marketing and promotion expenses and salaries and benefits, including share-based compensation expenses, related to personnel involved in our selling and marketing efforts. We expect our selling and marketing expenses to increase as we plan to invest further to grow the user base for our mobile entertainment related applications.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and benefits, including share-based compensation expenses, related to our general and administrative personnel, professional and legal service fees, and other administrative expenses.

Impairment of Goodwill and Intangible Assets. Impairment of goodwill and intangible assets consists primarily of impairment of goodwill associated with business acquisition and intangible assets relating to platform.

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

United States. Our subsidiaries incorporated in the United States are subject to 35% for the federal income tax in United States and 8.84% for the state income tax in California for the year ended December 31, 2015, 2016 and 2017. On December 22, 2017, President Trump signed into law H.R. 1 (introduced as the Tax Cuts and Jobs Act) (the “New Tax Law”). The corporate income tax is permanently reduced from 35% to 21% in the New Tax Law, which took effect from January 1, 2018.

Hong Kong. Our subsidiaries incorporated in Hong Kong were subject to Hong Kong profits tax rate of 16.5% for the years ended December 31, 2015, 2016 and 2017.

Singapore. Our subsidiary incorporated in Singapore is subject to corporate income tax rate of 17%. In 2015, our subsidiary in Singapore obtained the Development and Expansion Incentive from the Singapore Economic Development Board, and is subject to 5% corporate income tax rate on qualifying income from 2016 to 2025.

Japan. Our subsidiary incorporated in Japan with paid-in capital in excess of JPY100 million was subject to national corporate income tax rate of 25.5% through March 31, 2015, and the income tax rate has been reduced to 23.9% and 23.4% since April 1, 2015 and April 1, 2016, respectively. Our other subsidiary incorporated in Japan with paid-in capital of no more than JPY100 million was subject to national corporate income tax rate of 15% on the first JPY8 million of income earned and at 23.4% on any income earned in excess of JPY8 million from April 1, 2016 to March 31, 2018. A tax rate of 23.2% will be applied for fiscal years beginning on or after 1 April 2018. Local income taxes, which include local inhabitant tax and enterprise tax, are also imposed on corporate income.

France. Our subsidiary incorporated in France was subject to corporate income tax rate of 33.33% for the years ended December 31, 2016 and 2017.

Taiwan. Our subsidiary incorporated in Taiwan was subject to corporate income tax rate of 17% for the years ended December 31, 2016 and 2017.

PRC.

Enterprise income tax. Our PRC subsidiaries and VIEs are subject to the statutory rate of 25% in accordance with the EIT Law, with exceptions for certain preferential tax treatments. Under relevant PRC government policies, enterprises qualified as “new software enterprise” are entitled to a two-year exemption and three-year 50% reduction on enterprise income tax commencing from the first profit-making year. Enterprises qualified as “high and new technology enterprise” are entitled to a preferential rate of 15%. Two of our PRC subsidiaries, namely Conew Network and Chongqing Calendar Technology Co., Ltd., are qualified as “new software enterprises.” In addition, some of our PRC subsidiaries and VIEs, including Zhuhai Juntian, Beijing Security, Beijing Mobile, Beijing Network, Baomi Technology and Moxiu Technology have obtained “high and new technology enterprise” certificates. Our remaining PRC subsidiaries, VIEs and the subsidiaries of our VIEs were subject to enterprise income tax at a rate of 25% for the years ended December 31, 2015, 2016 and 2017.

Withholding tax. Under the EIT Law and its implementation rules, dividends, interests, rents or royalties payable by a foreign-invested enterprise, such as our PRC subsidiaries, to any of its non-resident enterprise investors, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% EIT, namely withholding tax, unless non-resident enterprise investor’s jurisdiction of incorporation has a tax treaty or agreement with China that provides for a reduced withholding tax rate or an exemption from withholding tax. The Cayman Islands, where our company is incorporated, and the British Virgin Islands, where our subsidiary Conew.com Corporation was incorporated, do not have such tax treaties with China. None of our U.S. subsidiaries is an immediate holding company of our PRC subsidiaries. Under the Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, the dividend withholding tax rate may be reduced to 5%, if a Hong Kong resident enterprise that receives a dividend is considered a non-PRC tax resident enterprise and holds at least 25% of the equity interests in the PRC enterprise distributing the dividends, subject to approval of the PRC local tax authority. However, if the Hong Kong resident enterprise is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividends may remain subject to withholding tax at a rate of 10%. Accordingly, our Hong Kong subsidiaries may not be able to enjoy the 5% withholding tax rate for the dividends they receive from our PRC subsidiaries if they do not satisfy the relevant conditions under tax rules and regulations and obtain the approvals as required.

PRC business tax and VAT. On January 1, 2012, the Chinese State Council officially launched a pilot VAT reform program, or Pilot Program, applicable to businesses in selected industries. Businesses in the Pilot Program would pay VAT instead of business tax. The Pilot Program imposes VAT in lieu of business tax for certain “modern service industries” in certain regions and eventually expands to nation-wide in August 2013. According to the implementation circulars released by the Ministry of Finance and the State Administration of Taxation on the Pilot Program, the “modern service industries” include industries involving the leasing of tangible movable property, research and development and technical services, information technology services, cultural and creative services, logistics and ancillary services, certification and consulting services, and radio and television services. The Pilot Program replacing business tax with VAT was expanded to cover industries including construction, real estate, finance and consumer services in May 2016, and was later extended to all industries throughout China. With respect to all of our PRC entities for the period prior to the implementation of the Pilot Program, revenues from utility products and related services, mobile entertainment services and other licensing services were subject to a 5% PRC business tax. All of our PRC entities were subject to the Pilot Program as of December 31, 2015, 2016 and 2017, or specifically, VAT of 6% in lieu of business tax for utility products and related services and mobile entertainment services that are deemed by the relevant tax authorities to be within the pilot industries. In addition, cultural business construction fee is imposed at the rate of 3% on revenues derived from our advertising services.

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

Effect of Different Tax Rates in Different Jurisdictions

The following table sets forth our income (loss) before income tax and the effect of differing tax rates in different jurisdictions on our income tax expenses in each applicable jurisdiction, for the years ended December 31, 2015, 2016 and 2017.

		Year Ended December 31,
		2015	2016	2017
		RMB	RMB	RMB	US$
		(in thousands)
Cayman Islands	(Loss) Income before income tax	52,834	20,376	6,780	1,042
	Income tax expenses computed at the PRC statutory tax rate of 25%	13,209	5,094	1,695	261
	Income tax expenses computed at Cayman Islands statutory tax rate of 0%	—	—	—	—

	Effect of differing tax rates in different jurisdictions	(13,209)	(5,094)	(1,695)	(261)

USA	Income (Loss) before income tax	(8,393)	(36,126)	31,757	4,881
	Income tax expenses computed at the PRC statutory tax rate of 25%	(2,098)	(9,032)	7,939	1,220
	Income tax expenses computed at the U.S. statutory tax rate of 35%	(2,937)	(12,644)	11,115	1,708

	Effect of differing tax rates in different jurisdictions	(839)	(3,612)	3,176	488

Hong Kong	(Loss) Income before income tax	75,040	(99,277)	703,644	108,148
	Income tax expenses computed at the PRC statutory tax rate of 25%	18,760	(24,819)	175,911	27,037
	Income tax expenses computed at the Hong Kong statutory tax rate of 16.5%	12,382	(16,381)	123,780	19,025

	Effect of differing tax rates in different jurisdictions	(6,378)	8,438	(52,131)	(8,012)

Singapore	Income before income tax	—	190,202	526,031	80,848
	Income tax expenses computed at the PRC statutory tax rate of 25%	—	47,551	131,508	20,212
	Income tax expenses computed at the Singapore statutory tax rate of 17%	—	32,334	76,916	11,822

	Effect of differing tax rates in different jurisdictions	—	(15,217)	(54,592)	(8,390)

		Year Ended December 31,
		2015	2016	2017
		RMB	RMB	RMB	US$
		(in thousands)
PRC	Income (Loss) before income tax	154,095	(54,764)	242,820	37,321
	Income tax expenses computed at the PRC statutory tax rate of 25%	38,524	(13,691)	60,705	9,330
	Income tax expenses computed at the PRC statutory tax rate of 25%	38,524	(13,691)	61,053	9,384

	Effect of differing tax rates in different jurisdictions	—	—	348	54

France	Loss before income tax	(38,114)	(69,180)	(88,228)	(13,560)
	Income tax expenses computed at the PRC statutory tax rate of 25%	(9,529)	(17,295)	(22,057)	(3,390)
	Income tax expenses computed at the French statutory tax rate of 33.33%	(12,703)	(23,058)	(33,958)	(5,219)

	Effect of differing tax rates in different jurisdictions	(3,174)	(5,763)	(11,901)	(1,829)

Taiwan	Loss before income tax	—	(16,767)	(13,604)	(2,091)
	Income tax expenses computed at the PRC statutory tax rate of 25%	—	(4,192)	(3,401)	(523)
	Income tax expenses computed at the Taiwan statutory tax rate of 17%	—	(2,850)	(2,313)	(356)

	Effect of differing tax rates in different jurisdictions	—	1,342	1,088	167

Others	Income (Loss) before income tax	2,915	(3,360)	24,065	3,699
	Income tax expenses computed at the PRC statutory tax rate of 25%	729	(840)	6,016	925
	Income tax expenses computed at the statutory tax rates of such other jurisdictions	2,791	78	2,158	332

	Effect of differing tax rates in different jurisdictions	2,062	918	(3,858)	(593)

Total	Income (Loss) before income tax	238,377	(68,896)	1,433,265	220,288
	Income tax expenses computed at the PRC statutory tax rate of 25%	59,594	(17,224)	358,316	55,072
	Income tax expenses computed at the statutory tax rate of different jurisdictions	38,056	(36,212)	238,751	36,696

	Effect of differing tax rates in different jurisdictions	(21,538)	(18,988)	(119,565)	(18,376)

The following table sets forth the effect of tax holiday and preferential tax treatments on our income tax expenses in each applicable jurisdiction, for the years ended December 31, 2015, 2016 and 2017.

	Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Singapore(1)	—	(22,802)	(58,443)	(8,983)
PRC(2)	(35,434)	1,800	(22,442)	(3,449)
Others	—	33	214	33

Total	(35,434)	(20,969)	(80,671)	(12,399)

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

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years indicated. The year-to-year comparisons of results of operations should not be relied upon as indicative of our future performance.

	Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Statements of Comprehensive Income (Loss) Data:
Revenues	3,773,877	4,564,650	4,974,757	764,606
Utility products and related services	3,465,239	3,870,995	3,439,563	528,651
Mobile entertainment	281,671	693,195	1,496,443	229,999
Others	26,967	460	38,751	5,956

Cost of revenues(1)	(956,353)	(1,543,817)	(1,780,089)	(273,595)

Gross profit	2,817,524	3,020,833	3,194,668	491,011

Operating income and expenses
Research and development(1)	(695,185)	(905,854)	(684,863)	(105,262)
Selling and marketing(1)	(1,505,951)	(1,650,581)	(1,656,505)	(254,600)
General and administrative(1)	(447,984)	(561,834)	(407,410)	(62,618)
Impairment of goodwill and intangible assets	(49,882)	(2,889)	(38,862)	(5,973)
Other operating income	98,376	87,877	39,852	6,125

Total operating expenses, net	(2,600,626)	(3,033,281)	(2,747,788)	(422,328)

Operating profit (loss)	216,898	(12,448)	446,880	68,683

Other income (expenses)
Interest income, net	14,550	7,783	22,603	3,474
Settlement and changes in fair value of contingent consideration	7,011	(3,377)	(9,014)	(1,385)
Foreign exchange (loss) gain, net	(213)	3,747	(15,224)	(2,340)
Impairment of investments	(34,728)	(141,069)	(275,026)	(42,271)
(Losses) Gains from equity method investments	(12,144)	(11,363)	495	76
Other income, net	47,003	87,831	1,262,551	194,051

Income/(Loss) before income taxes	238,377	(68,896)	1,433,265	220,288

Income tax (expenses)/benefits	(63,740)	12,189	(57,602)	(8,853)

Net income (loss)	174,637	(56,707)	1,375,663	211,435

Less: net (loss) income attributable to noncontrolling interests	(1,710)	23,818	27,469	4,222

Net income (loss) attributable to Cheetah Mobile Inc.	176,347	(80,525)	1,348,194	207,213

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	1,523	1,490	762	117
Research and development	142,777	148,211	20,691	3,180
Selling and marketing	18,206	13,830	39	6
General and administrative	153,234	142,618	51,824	7,965

Total	315,740	306,149	73,316	11,268

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Revenues. Our revenues increased by 9.0% from RMB4,564.7 million in 2016 to RMB4,974.8 million (US$764.6 million) in 2017. This increase was primarily driven by rapid growth in our Live.me and mobile game businesses. Our mobile revenues increased from RMB3,530.4 million in 2016 to RMB4,315.0 million (US$663.2 million) in 2017, primarily due to rapid growth of our Live.me business and the growth of our mobile game revenues in the overseas markets.

Utility products and related services. Revenues from utility products and related services decreased by 11.1% from RMB3,871.0 million in 2016 to RMB3,439.6 million (US$528.7 million) in 2017. The decrease was primarily due to a decline in PC revenues as internet traffic in China continued to migrate from PC to mobile devices. Our mobile utility products and related services revenues decrease by 1% from RMB2,837.2 million in 2016 to RMB2,816.1 million (US$432.8 million) in 2017, due to a decline in revenues from mobile utility products and related services business in the overseas markets as certain ad formats, i.e., ads on mobile phone lock screens, have been discontinued by one of our major overseas third-party advertising partners which impacts all app developers that offer lock screen features. This decline was largely offset by an increase in revenues from mobile utility products and related services business in the domestic market.

Mobile entertainment services. Revenues from mobile entertainment services was RMB1,496.4 million (US$230.0 million) in 2017, a 115.9% increase from RMB693.2 million in 2016. The increase was primarily due to the rapid growth in Live.me’s revenues and our enriched mobile game portfolio as a result of the introduction of several new mobile games in early 2017.

Other services. Revenues from other services increased by 8324.1% from RMB0.5 million in 2016 to RMB38.8 million(US$6.0 million) in 2017. This increase was primarily driven by the sale of increased numbers of air purifier.

Cost of revenues. Our cost of revenues increased by 15.3% from RMB1,543.8 million in 2016 to RMB1,780.1 million (US$273.6 million) in 2017. The increase in our cost of revenues was mainly due to increased investments in our Live.me business.

Gross profit. As a result of the foregoing, our gross profit increased by 5.8% from RMB3,020.8 million in 2016 to RMB3,194.7 million (US$491.0 million) in 2017.

Gross margin. Our gross margin decreased from 66.2% for the year ended December 31, 2016 to 64.2 % for the year ended December 31, 2017, primarily due to increased investments in Live.me, which has a lower gross margin compared to our other businesses.

Operating expenses. Our operating expenses decreased by 9.4% from RMB3,033.3 million in 2016 to RMB2,747.8 million (US$422.3 million) in 2017, due to decreases in research and development expenses and general and administrative expenses.

Research and development expenses. Our research and development expenses decreased by 24.4% from RMB905.9 million in 2016 to RMB684.9 million (US$105.3 million) in 2017. This decrease was primarily due to lower share-based compensation expenses and reduced research and development headcount for our News Republic business and mobile utility products development.

Selling and marketing expenses. Our selling and marketing expenses remained relatively flat from RMB1,650.6 million in 2016 to RMB1,656.5 million (US$254.6 million) in 2017. We increased product promotional activities for the Live.me business and reduced spending on product promotional activities for utility applications in the overseas markets.

General and administrative expenses. Our general and administrative expenses decreased by 27.5% from RMB561.8 million in 2016 to RMB 407.4 million (US$ 62.6 million) in 2017, which was a result of lower share-based compensation expenses and a decrease in allowance for doubtful accounts.

Impairment of goodwill and intangible assets. We recognized an impairment loss of intangible assets of RMB38.9 million (US$6.0 million) in 2017, which was primarily due to impairment of intangible assets relating to platform. We recognized an impairment loss of intangible assets of RMB2.9 million in 2016, which was primarily associated with impairment of licensed games.

Other operating income. Other operating income primarily consisted of government grants, subsidies and financial incentives that we received in connection with our operations not related to research and development projects. Other operating income was RMB39.9 million(US$6.1 million) in 2017, as compared with RMB87.9 million in 2016.

Operating profit (loss). As a result of the foregoing, we had an operating profit of RMB446.9 million (US$68.7 million) in 2017 compared to an operating loss of RMB12.4 million in 2016.

Operating profit (loss) margin. We had an operating profit margin of 9.0% in 2017, compared to an operating loss margin of 0.3% in 2016.

Impairment of investments. Impairment of investments were RMB275.0 million (US$42.3 million) in 2017 primarily due to a one-time non-cash write-down of some investment assets, which we considered other-than-temporary, to its fair value. This write-down was the result of lower-than-expected performance and financial position of the investment assets.

Other income, net. Other income, net, was RMB1,262.6 million (US$194.1 million) in 2017, mainly resulting from the disposals of our interests in Musical.ly and our News Republic business.

Income tax (expense) benefit. Our income tax expense was RMB57.6 million (US$8.9 million) in 2017, as compared with an income tax benefit of RMB12.2 million in 2016.

Net income (loss) attributable to Cheetah Mobile shareholders. Primarily as a result of the foregoing, our net income attributable to Cheetah Mobile shareholders was RMB1,348.2 million (US$207.2 million) in 2017, compared to a net loss attributable to Cheetah Mobile shareholders of RMB80.5 million in 2016.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Revenues. Our revenues increased by 21.0% from RMB3,773.9 million in 2015 to RMB4,564.7 million in 2016. This increase was primarily due to increases in revenues from utility products and related services and mobile entertainment services. Our mobile revenues increased from RMB2,474.4 million in 2015 to RMB3,530.4 million in 2016, primarily due to increased popularity of our mobile marketing services worldwide and the initial monetization of Live.me in overseas markets.

Utility products and related services. Revenues from utility products and related services increased by 11.7% from RMB3,465.2 million in 2015 to RMB3,871.0 million in 2016. The increase was primarily due to the growth of our global mobile user base and increased demand from advertisers for our mobile advertising services worldwide.

Mobile entertainment services. Revenues from mobile entertainment services was RMB693.2 million in 2016, a 146.1% increase from RMB281.7 million in 2015. The increase was primarily due to the initial monetization of Live.me in overseas markets.

Cost of revenues. Our cost of revenues increased by 61.4% from RMB956.4 million in 2015 to RMB1,543.8 million in 2016. The increase in our cost of revenues was mainly due to increased investments in content for our content-driven applications, increased traffic acquisition costs associated with our Cheetah ad platform, higher bandwidth and IDC costs associated with increased user traffic worldwide, and data analytics.

Gross profit. As a result of the foregoing, our gross profit increased by 7.2% from RMB2,817.5 million in 2015 to RMB3,020.8 million in 2016.

Gross margin. Our gross margin decreased from 74.7% for the year ended December 31, 2015 to 66.2% for the year ended December 31, 2016, primarily due to increased investments in content for the our content-driven applications, which has a lower gross margin compared to our other businesses.

Operating expenses. Our operating expenses increased by 16.6% from RMB2,600.6 million in 2015 to RMB3,033.3 million in 2016, due to increases in research and development expenses, selling and marketing expenses and general and administrative expenses.

Research and development expenses. Our research and development expenses increased by 30.3% from RMB695.2 million in 2015 to RMB905.9 million in 2016. This increase was primarily due to an increase in the number of research and development personnel from 1,436 as of December 31, 2015 to 1,654 as of December 31, 2016 mainly to further develop our mobile applications, particularly the development of new content-driven mobile applications and services, strengthen our big data analytics capabilities and enhance our mobile advertising technology.

Selling and marketing expenses. Our selling and marketing expenses increased by 9.6% from RMB1,506.0 million in 2015 to RMB1,650.6 million in 2016. The increase was primarily due to increased spending on product promotional activities for our content-driven applications, which was partially offset by reduced spending on product promotional activities for our utility applications.

General and administrative expenses. Our general and administrative expenses increased by 25.4% from RMB448.0 million in 2015 to RMB561.8 million in 2016. This increase was primarily due to an increase in bad debt expense, an increase in professional service fees and an increase in the number of general and administrative personnel from 222 as of December 31, 2015 to 389 as of December 31, 2016.

Impairment of goodwill and intangible assets. We recognized an impairment loss of intangible assets of RMB2.9 million in 2016, which was primarily due to impairment of licensed games. We recognized an impairment loss of goodwill and intangible assets of RMB49.9 million in 2015, which was primarily associated with the suspension of our online lottery business in 2015 in response to regulatory changes in China, and the impairment of licensed games.

Other operating income. Other operating income primarily consisted of government grants, subsidies and financial incentives that we received in connection with our operations not related to research and development projects. Other operating income was RMB87.9 million in 2016, as compared with RMB98.4 million in 2015.

Operating profit (loss). As a result of the foregoing, we had an operating loss of RMB12.4 million in 2016, compared to an operating profit of RMB216.9 million in 2015.

Operating (loss) margin. We had an operating loss margin of 0.3% in 2016, compared to an operating margin of 5.7% in 2015.

Income tax benefit (expense). Our income tax benefit was RMB12.2 million in 2016, as compared with an income tax expense of RMB63.7 million in 2015. The income tax benefit primarily results from our increased tax loss carry forward in 2016.

Net income (loss) attributable to Cheetah Mobile shareholders. Primarily as a result of the foregoing, our net loss attributable to Cheetah Mobile shareholders was RMB80.5 million in 2016, compared to a net income attributable to Cheetah Mobile shareholders of RMB176.3 million in 2015.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 1.6%, 2.0% and 1.6% in 2015, 2016 and 2017, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China or elsewhere in the world.

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

Revenue recognition

We generate revenues primarily through utility products and related services, mobile entertainment and others. We recognize revenues when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured.

Utility products and related services

Online advertising

Online advertising revenue is primarily derived from displaying advertising customer’s advertisements on our online platforms including duba.com and other websites, browsers, PC and mobile applications, and to a lesser extent, on third-party advertising publishers’ websites or mobile applications. We have three general pricing models for its advertising products: cost over a time period, cost for performance basis and cost per impression basis. For advertising contracts over a time period, we generally recognize revenue ratably over the period the advertising is displayed. For contracts that are charged on the cost for performance basis, we charge an agreed-upon fee to its customers determined based on the effectiveness of advertising links, which is typically measured by clicks, transactions, installations, user registrations, and other actions originating from our online platforms. Revenue is recognized when the specified performance criteria are met. For contracts that are charged on the cost per impression basis, we charge an agreed-upon fee to its customers based on the number of impressions in the contracted period in which impressions are delivered. Revenue is recognized when an advertisement is displayed to users, while impressions are considered delivered. Revenue is recognized when there is persuasive evidence of an arrangement, the fee is fixed or determinable and collection is reasonably assured, as prescribed by ASC 605, Revenue Recognition. For online advertising services arrangement involving third-party advertising publishers’ websites or mobile publications, we recognize gross revenue of the amount of fees received or receivable from customers as we are the primary obligor. Payments made to the third-party advertising publishers or content providers are included in cost of revenues.

Advertising agency services

We provide advertising agency services by arranging advertisers to purchase various advertisement products from certain online networks, primarily Facebook and Google. We receive from the online network performance-based commissions, which are determined based on a pre-specified percentage of the payment by the advertisers for the online network’s various advertisement products. We act as an agent in the advertising agency arrangement as we are neither the primary obligor to provide advertisement product nor to assume inventory risk. Revenue from advertising agency services is recognized on a net basis when the advertisement products are delivered by the online networks. The revenue is estimated by us based on the real-time advertising performance results provided by the online networks and the commission rates pre-determined in contracts signed with relevant online networks. There was no significant difference between our estimates and the subsequent periodic invoices provided by the online network for all the periods presented.

Web games publishing

We enter into agreements with third party game developers to provide web game publishing and payment collection services, in order for game players to purchase and recharge virtual currencies used in the games. The games are developed and hosted by third-party game developers, and accessed through our PC game center. We generally collect payments from game players in connection with the sale of in-game currencies and remit certain agreed-upon percentages of the proceeds to the game developers and records revenue net of remittances as we believe we act as an agent to the game developers.

Internet security services

We market and distribute our off-the-shelf anti-virus security solutions to enterprise and individual users. The software, including unspecified upgrades, for the individual solutions are provided to users free of charge via online downloads. However, we do provide the individual users the option to purchase additional value-added services, which are non-essential to the functionality of the software concurrent with the download of software. The value-added services are provided over the period of time as determined and purchased by the respective users. The fees for value-added services are recognized as revenue ratably over the term of such services.

Other utility products related services

Other utility products related services primarily comprise of the sale of office application software. Customers purchasing an office application software will receive unspecified updates over the licensing period, including term-based license and perpetual license. These unspecified updates are determined to not meet the definition of an upgrade and was not sold on a stand-alone basis. Arrangements that include term-based licenses for current products with the right to use unspecified future versions of the software during the coverage period are accounted for as subscriptions, with revenue recognized ratably over the coverage period. Arrangements that include perpetual license, revenue is generally recognized as products are shipped or made available.

Mobile entertainment

Mobile games

We develop several popular mobile games and operate some games exclusively licensed from third-party developers, which attracted a massive user base and provide ample advertising revenue opportunities. Similar with monetization method for the mobile utility products, we derive advertising revenues by displaying advertisements on our mobile games. Advertisers purchase advertising services directly from us or through third party partnering mobile advertising platforms. Revenue is recognized when an advertisement is displayed to users, while impressions are considered delivered.

The mobile games also allow players to play for free and we generate revenue from game players’ purchase of in-game virtual currency for in-game virtual items to enhance their game-playing experience. We act as the principal in the mobile game arrangements under which we are the primary obligor of the fulfillment of the game operation, including the selection of distribution platforms, the access maintenance, the promotion and customer services, the hosting of game servers, if needed, and the determination of the service specifications and the pricing of the in-game virtual items. Accordingly, we record revenues from mobile on a gross basis. Commission fees paid to distribution platforms and payment channels and the fees shared by the third-party game developers are recorded as cost of revenues.

In addition, we enter into agreements with third party game developers to provide mobile game publishing and payment collection services, in order for game players to purchase and recharge virtual currencies used in the games. The games are developed and hosted by third-party game developers, and accessed by game players through our mobile applications or a third-party mobile platform. We believe we act as an agent to the game developers in these arrangements as we are not considered the primary obligor, are not primarily responsible for fulfillment of services, do not incur significant upfront costs, generally do not have the discretion in establishing prices, and earn a fixed percentage of the collection amount from the settlement institutions. We estimate the commission based on our internal system, which is confirmed with the respective settlement institutions in the same month in which the services are provided, and recognize the commission revenue accordingly. Purchases of in-game currency are not refundable after they have been sold as long as the game is continued.

We recognize the payment received from the paying players into revenue evenly over their estimated average paying player life of each game. We track each paying player’s purchases and log-in history to estimate the average life of the paying players. While we believe our estimate to be reasonable based on sufficient available game player information, it may revise such estimates in the future as the games’ operation periods change or there is indication that the similarities in characteristics and playing patterns of paying players of the games change. Any adjustments arising from changes in the estimates of the average paying player life would be applied prospectively.

Online live broadcast services

We create and offer virtual items to be used by users on mobile live broadcast application “Live.me”, which is operated and maintained by us. All “Live.me” live video shows are available free of charge and fans can purchase virtual items on the platform with virtual currencies to support their favorite performers. We recognize revenue from Live.me on a gross basis as we are the primary obligor for the fulfillment of providing mobile live broadcasts on the Live.me platform, and records payments to the performers and third-party payment platforms as cost of revenues. Revenue are recognized when virtual currencies are converted into virtual items which are consumed simultaneously. Performers receive a certain number of virtual diamonds as a result. When performers receive virtual diamonds, they have a choice to either cash out the virtual diamonds or convert them into virtual currencies and continue to consume the virtual currencies on the platform. Since the performers can convert the virtual items into cash and recharge into their account (if they do) or directly convert into virtual currencies, we believe that the conversion into virtual currencies is analogous to recharge by cash and revenue should be recognized when virtual currencies converted from virtual items are consumed. Proceeds received from users for the sales of virtual currencies are recorded as deferred revenue, representing prepayments received from users in the form of our virtual currency not yet converted into virtual items, and are recognized as revenue based on the weighted average unit price of virtual currencies and the quantities of virtual currencies converted into virtual items. The weighted average unit price of virtual currencies is calculated on a monthly basis as the sum of the deferred revenue at the beginning of the month, proceeds received during the month and the cash value of the virtual items converted into virtual currencies divided by the sum of the virtual currencies balance at the beginning of the month plus the quantity of virtual currencies generated during the month.

News republic

News republic revenue is primarily derived from displaying advertising customer’s advertisements on one of our content-driven applications, News republic. Revenue is recognized when an advertisement is displayed to users. We recognize gross revenue the amount of fees received or receivable from customers as we are the primary obligor. Payments made to the third-party content providers are included in cost of revenues. We disposed of News Republic in December 2017.

Others

Other revenue primarily comprises of the sale of air purifier products. We recognize revenue for the sale of air purifiers after a sales agreement is signed, the price is fixed or determinable, products are delivered to customers, and collection of the resulting receivables is assured. Product is considered delivered to the customers once it has been shipped and the amount of future returns can be reasonably estimated, risk of loss and rewards of ownership have been transferred.

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

Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the identifiable assets acquired and the liabilities assumed of an acquired business. In accordance with ASC 350,

Goodwill and Other Intangible Assets, recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently at the reporting unit level if there are indicators of impairment present.

According to ASC 350, we test goodwill for impairment by performing a qualitative assessment before calculating the fair value of a reporting unit in step one of the goodwill impairment test. If we determine, on the basis of qualitative factors, that the fair value of a reporting unit is more likely than not less than the carrying amount, a two-step impairment test is required. Otherwise, further testing is not needed. The events or circumstances that would more likely than not reduce the fair value of a reporting unit below its carrying amount include a significant change in stock prices, business environment, legal factors, financial performances, competition, or events affecting the reporting unit. In performing the two-step quantitative impairment test, the first step compares the carrying amount of the reporting unit to the fair value of the reporting unit based on estimated fair value using a combination of the income approach and the market approach. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired and we are not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit.

As of December 31, 2016, we had one reporting unit. In the second quarter of 2017, we reorganized operating segments from one operating segment into three operating segments, representing utility products and related services, mobile entertainment and others and the goodwill was allocated to the three reporting units accordingly using a relative fair value allocation approach.

Business Combinations

Except for business combination under common control, we account for its business combinations using the purchase method of accounting in accordance with ASC 805, Business Combinations. The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets, and liabilities we acquired, based on their estimated fair values. The consideration transferred of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings. During the measurement period, which can be up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of operations.

In a business combination achieved in stages, we remeasure its previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in earnings.

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

Impairment of Investments

Our investments mainly consist of cost method investments and equity method investments in privately held companies, time deposits and constructive notes in commercial bank, and available-for-sale securities.

We periodically review our cost method investments and equity method investments for impairment. If we conclude that any of such investments is impaired, we will assess whether such impairment is other-than-temporary. Factors we consider in making such determination include the performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment. When we intend to sell an impaired debt security or it is more-likely-than-not that we will be required to sell prior to recovery of our amortized cost basis, an other-than-temporary impairment is deemed to have occurred. In these instances, the other-than-temporary impairment loss is recognized in earnings equal to the entire excess of the debt security’s amortized cost basis over its fair value at the balance sheet date of the reporting period for which the assessment is made. When we do not intend to sell an impaired debt security and it is more-likely-than-not that we will not be required to sell prior to recovery of its amortized cost basis, we must determine whether or not it will recover our amortized cost basis. If we conclude that we will not, an other-than-temporary impairment exists and that portion of the credit-loss is recognized in earnings, while the portion of loss related to all other factors is recognized in other comprehensive income (loss).

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

Impairment of Long-Lived Assets and Intangible Assets

We evaluate our long-lived assets or asset group, including intangible assets with indefinite and finite lives, for impairment. Intangible assets with indefinite lives that are not subject to amortization are tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the assets might be impaired in accordance with ASC 350-30, Intangibles-Goodwill and Other: General Intangibles Other than Goodwill. Such impairment test compares the fair values of assets with their carrying values with an impairment loss recognized when the carrying values exceed fair values. For long-lived assets and intangible assets with finite lives that are subject to depreciation and amortization are tested for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable. When these events occur, we evaluate impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value.

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

Share-based Compensation

We account for share-based compensation following the provision of ASC 718, or ASC 718, Compensation—Stock Compensation, under which we determine whether an award should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees classified as equity awards are recognized in the consolidated financial statements based on their grant date fair values.

We have elected to recognize share-based compensation using the accelerated method, for all share-based awards granted with graded vesting based on service conditions. In March 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-09 (“ASU 2016-09”), “Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting.” Beginning on January 1, 2017, we elected to change its accounting policy to account for forfeitures as they occur rather than estimate expected forfeitures. The change was applied on a modified retrospective basis with a cumulative effect adjustment to retained earnings of RMB6.9 million (US$1.1 million) as of January 1, 2017. We, with the assistance of an independent third party valuation firm, determined the fair value of share-based awards granted to employees. Determining the fair value of share-based awards required complex and subjective judgments regarding its projected financial and operating results, its unique business risks, the liquidity of its ordinary shares and its operating history and prospects at the time the grants were made.

We have accounted for equity instruments issued to non-employees in accordance with the provisions of ASC 718-10 and ASC 505-50, Equity: Equity-based Payments to Non-Employees. We record compensation expenses equal to the fair value of the share at the measurement date, which is determined to be the earlier of the performance commitment date or the service completion date.

Fair Value of Our Ordinary Shares

Since our initial public offering in May 2014, the determination of the fair value of our ordinary shares is based on the market price of our ADSs, each representing ten Class A ordinary shares, traded on the NYSE.

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

The following table presents the key assumptions (other than the fair value of our ordinary shares, which is discussed above) used to estimate the fair values of the restricted shares with the option feature granted in the years indicated:

	2016	2017
Risk-free interest rates(1)	1.99%~2.98%	2.78%~2.99%
Expected volatility range(2)	44.6%~53.0%	55.9%~58.0%
Expected dividend yield(3)	0%	0%
Expected exercise multiple(4)	2.2	2.2

(1)	The risk-free interest rate for periods within the contractual life of the restricted shares with the option feature is based on the U.S. Treasury yield curve in effect at the time of grant for a term consistent with the expected term of the awards.
(2)	Expected volatility is estimated based on the historical volatility ordinary shares of several comparable companies in the same industry.
(3)	The dividend yield was estimated based on our expected dividend policy over the expected term of the restricted shares with the option feature.
(4)	The expected exercise multiple was based on research study regarding exercise pattern and historical statistic data, including Carpenter, J. 1998. “The Exercise and Valuation of Executive Stock Options.” Journal of Financial Economics, vol. 48, no. 2 (May): 127-158 and Huddart and Lang in Huddart, S., and M. Lang. 1996. “Employee Stock Option Exercises: An Empirical Analysis.”

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

B.    Liquidity and Capital Resources

Cash Flows and Working Capital

We finance our operations and strategic investments primarily using our cash and cash equivalents, including our operating cash inflows, short-term investments and bank loans. Cash and cash equivalents consist of cash on hand and bank deposits, which are unrestricted to withdrawal and use, and highly liquid investments with original stated maturity of three months or less. Short-term investments consist of highly liquid investments with original maturities of greater than three months but less than 12 months and investments that are expected to be realized in cash during the next 12 months. As of December 31, 2017, we had RMB3,713.2 million (US$570.7 million) in cash and cash equivalents and short-term investments.

Between 2010 and 2015, we entered into several loan agreements with certain financial institutions, pursuant to which we borrowed unsecured Euro denominated loans of Euro1.6 million (equivalent to RMB12.4 million). The loans are settled with interest rate ranging from 1.98% to 2.92% during the respective term of loans. We have repaid Euro0.4 million (equivalent to RMB2.8 million) of principals as of December 31, 2017.

Between 2015 and 2017, we entered into several revolving loan facility agreements with certain financial institutions, pursuant to which we are entitled to borrow US$ denominated loan with total amount of US$85 million (equivalent to RMB555.4 million) and RMB denominated loan of total amount of RMB50 million. As of December 31, 2017, we have drawn down US$50 million (equivalent to RMB326.7 million) and the loan was secured by a pledge of bank deposit US$10 million (equivalent to RMB65.3 million). The interest rate on outstanding utilized amount under those credit facilities is calculated based on 1.5%~1.65% per annum over 1 to 3 month LIBOR for both the years ended December 31, 2016 and 2017. The credit facilities are mainly reserved for our general working capital.

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

The table below sets forth a breakdown of our cash by currency and location as of December 31, 2015, 2016 and 2017:

	As of December 31,
	2015	2016	2017
	(in thousands of RMB)
Cash located outside of the PRC
—in US dollar	1,135,149	741,988	1,645,135
—in RMB	5,175	18,986	26,510
—in HK dollar	56,955	185,617	18,598
—in Japanese yen	18,726	39,255	50,568
—in Euro	4,830	45,162	23,582
—in GB pound	620	938	2,509
—in Singapore dollar	138	20,866	4,643
—in Indian rupee	—	3,283	1,521
—in Brazil real	—	2,552	1,880
—in Taiwan dollar	—	1,821	2
—in Malaysian ringgit	—	780	739
—in Russian ruble	—	122	130
Cash located in the PRC
—held by subsidiaries, in RMB	464,424	303,750	487,121
—held by subsidiaries, in US dollars	9,055	5,395	6,135
—held by VIEs in RMB	130,195	39,422	22,493
—held by VIEs in US dollars	17,966	1,063	25,922

Total cash and cash equivalents	1,843,233	1,411,000	2,317,488

The table below sets forth a breakdown of our short-term investments by location as of December 31, 2015, 2016 and 2017:

	As of December 31,
	2015	2016	2017
	(in thousands of RMB)
Short-term investments located outside of the PRC
—Time deposits located outside the PRC	18,831	22,570	1,259,244
Short-term investments located in the PRC
—Time deposits located in the PRC	10,403	338,929	136,450

Total short-term investments	29,234	361,499	1,395,694

The following table sets forth a summary of our cash flows for the years indicated:

	Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	948,487	397,551	621,055	95,455
Net cash used for investing activities	(341,439)	(982,803)	(152,099)	(23,378)
Net cash provided by financing activities	81,627	103,475	505,428	77,683
Effect of exchange rate changes on cash	38,820	49,544	(67,896)	(10,436)
Cash and cash equivalents at the beginning of year	1,115,738	1,843,233	1,411,000	216,867
Net increase (decrease) in cash and cash equivalents	727,495	(432,233)	906,488	139,324

Cash and cash equivalents at the end of year	1,843,233	1,411,000	2,317,488	356,191

Operating Activities

Net cash provided by operating activities for the year ended December 31, 2017 was RMB621.1 million (US$95.5 million). This amount was primarily attributable to net income of RMB1,375.7 million (US$211.4 million), (i) adjusted for certain non-cash expenses, primarily impairment of long-term investments of RMB275.0 million (US$42.3 million), amortization of intangible assets of RMB91.1 million (US$14.0 million), share-based compensation expenses of RMB73.3 million (US$11.3 million), gain on disposal/deemed disposal of investments of RMB953.3 million (US$146.5 million), mainly resulting from disposal of Musically and gain on disposal of News Republic amounted to RMB232.7 million (US$35.8 million); (ii) adjusted for changes in operating assets and liabilities that positively affected operating cash flow, primarily an increase in accrued expenses and other current liabilities of RMB202.8 million (US$31.2 million); and (iii) partially offset by changes in operating assets and liabilities that negatively affected operating cash flow, primarily due to an increase in prepayments and other current assets of RMB179.3 million (US$27.6 million) and an increase in accounts receivable of RMB63.5 million (US$9.8 million). The increase in accrued expenses and other current liabilities was mainly attributable to (i) the increase in payable to online advertising platforms as an agency, and (ii) the increase in accrued bandwidth and internet data center costs. The increase in prepayments and other current assets was primarily attributable to increase in other receivables from advertisers.

Net cash provided by operating activities for the year ended December 31, 2016 was RMB397.6 million . This amount was primarily attributable to net loss of RMB56.7 million, (i) adjusted for certain non-cash expenses, primarily share-based compensation expenses of RMB306.1 million, impairment of long-term investments of RMB141.1 million, amortization of intangible assets of RMB116.9 million, provision for doubtful accounts of RMB55.2 million and deferred income tax benefits of RMB53.4 million; (ii) adjusted for changes in operating assets and liabilities that positively affected operating cash flow, primarily an increase in accounts payable of RMB50.2 million; and (iii) partially offset by changes in operating assets and liabilities that negatively affected operating cash flow, primarily due to an increase in prepayments and other current assets of RMB180.8 million. The amortization of intangible assets was mainly related to customer and supplier relationship, platform technology and license fee that were acquired through business acquisition and prepaid license fees for games. The increase in prepayments and other current assets was primarily due to (i) increased other receivables from advertisers; (ii) increased prepayment of revenue-sharing to third-party game developer; and (iii) increase in receivables from third-party payment platform due to virtual currency purchased by Live.me users through third-party payment platforms.

Net cash provided by operating activities for the year ended December 31, 2015 was RMB948.5 million. This amount was primarily attributable to net income of RMB174.6 million, (i) adjusted for certain non-cash expenses, primarily share-based compensation expenses of RMB315.7 million, amortization of intangible assets of RMB120.8 million, impairment of goodwill and intangible assets of RMB49.9 million and impairment of investments of RMB34.7 million; (ii) adjusted for changes in operating assets and liabilities that positively affected operating cash flow, primarily an increase in accrued expenses and other current liabilities of RMB654.1 million and an increase due to related parties of RMB52.4 million; and (iii) partially offset by changes in operating assets and liabilities that negatively affected operating cash flow, primarily due to an increase in accounts receivable of RMB308.6 million and an increase in prepayments and other current assets of RMB161.8 million. The amortization of intangible assets was mainly related to technology, license fee, customer relationship and user base that were acquired through business acquisition and prepaid license fees for games. The increase in accrued expenses and other current liabilities was mainly attributable to (i) the increase in accrued advertising, marketing and promotional expenses, which primarily resulted from unpaid expenses incurred in promoting our mobile applications, and (ii) the increase in wages and benefits payable relating to our increased headcount and increased salary levels. The increase in accounts receivable was in line with the rapid growth of our business.

Investing Activities

Net cash used in investing activities was RMB152.1 million (US$23.4 million) for the year ended December 31, 2017, primarily attributable to purchase of short-term investments of RMB2,000.7 million (US$307.5 million) , purchase of cost method investments of RMB329.9 million(US$50.7 million), partially offset by proceeds and advance from disposal of cost method investments of RMB1,109.6 million (US$170.5 million), primarily resulting from disposal of Musical.ly, proceeds from maturity of short-term investments of RMB940.8 million (US$144.6 million) and proceeds from disposal of a subsidiary/VIE’s subsidiary of RMB152.7 million (US$23.5 million).

Net cash used in investing activities was RMB982.8 million for the year ended December 31, 2016, primarily attributable to purchase of held-to-maturity investments of RMB916.0 million, acquisition of business (net of cash acquired) of RMB326.2 million, purchase of cost method investments of RMB304.7 million, partially offset by sales and maturity of held-to-maturity investments of RMB590.6 million .

Net cash used in investing activities was RMB341.4 million for the year ended December 31, 2015, primarily attributable to purchase of time deposits of RMB481.2 million, purchase of cost method investments of RMB399.5 million, acquisition of business (net of cash acquired) of RMB249.4 million, purchase of equity method investments of RMB107.1 million, purchase of property and equipment of RMB61.9 million, purchase of intangible assets of RMB34.6 million, partially offset by sales and maturity of time deposits of RMB901.4 million and proceeds from disposal of available-for-sale securities of RMB68.2 million.

Financing Activities

Net cash generated from financing activities was RMB505.4 million (US$77.7 million) in 2017, compared to net cash of RMB103.5 million generated from financing activities in 2016. This increase was primarily due to proceeds from issuance of Live.me Preferred Shares of RMB635.8 million (US$97.7 million), partially offset by repayment for bank loans of RMB138.7 million (US$21.3 million).

Net cash generated from financing activities was RMB103.5 million in 2016, compared to net cash of RMB81.6 million generated from financing activities in 2015. This increase was primarily due to proceeds from bank loans of RMB332.1 million, partially offset by payment for share repurchase of RMB179.0 million.

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

Capital Expenditures

We incurred capital expenditures of RMB96.5 million, RMB117.7 million RMB25.9 million (US$4.0 million) in 2015, 2016 and 2017, respectively. Our capital expenditures were primarily attributable to purchase of computers and servers related to research and development activities, purchase of intangible assets, including intellectual property, game copyrights and tools applications, and improvement works made to our office in Beijing and other equipment. We have been reducing the purchase of computer servers as we move most of our operations to cloud-based services provided by third parties. As our business expands, we may purchase more intangible assets, new servers and other equipment in the future.

C. Research	and Development

We seek to be at the forefront of our industry by meeting and anticipating user needs through the development of innovative products and services. Our research and development and innovation are driven by our user centric culture. From our line engineers to our chief executive officer, everyone involved in our interactive product development process focuses on developing and enhancing products and services to anticipate, meet and exceed our users’ expectations. Through various channels such as pre-release trial events among our fans in various countries, feedback from closed beta testing and user comments and ratings on application distribution platforms, our global users provide us with information about our products and services and the evolution of the mobile industry. We innovate and enhance our products and services based on our users’ feedbacks and ideas. In addition, we have made heavy investments in artificial intelligence technologies since the middle of 2016.

As of December 31, 2017, our engineering team consisted of 1,337 employees, approximately 96% of whom held bachelor’s or more advanced degrees. In addition, we have a dedicated customer service team capable of operating in multiple languages that interacts with users and receives users’ input and advice regarding further product development.

D. Trend	Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2017 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

F. Contractual	Obligations

The following table sets forth our contractual obligations by specified categories as of December 31, 2017.

	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In RMB thousands)
Operating lease obligations(1)	191,000	76,554	114,421	25	—
Total	191,000	76,554	114,421	25	—

(1)	Mainly include operating lease for our office building and rental payments for employees’ accommodations, bandwidth and internet data centers.

G.	Safe Harbor

See “Forward-Looking Statements” on page 2 of this annual report.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Sheng Fu	40	Chief Executive Officer and Chairman of the Board of Directors
Tao Zou	42	Director
Jie Xiao	43	Director and Senior Vice President
Pin Zhou	40	Director and Senior Vice President
Rui Hao	35	Director
Ning Zhang	44	Independent Director
Michael Jinbo Yao	41	Independent Director
Michael Lingye Zuo	39	Independent Director
Richard Weidong Ji	50	Independent Director
Tianyang Zhao	37	Independent Director
Dr. Yi Ma	45	Independent Director
Ming Xu	40	President
Vincent Zhenyu Jiang	44	Chief Financial Officer*
Yuki Yandan He	35	Senior Vice President
Edward Mingyan Sun	34	Senior Vice President

Note:

*	On April 10, 2017, Mr. Vincent Zhenyu Jiang was appointed as our chief financial officer to succeed our former chief financial officer.

Sheng Fu has been our Chairman of the Board since March 2018, and our chief executive officer and director of the Board since November 2010. Mr. Fu has also been a senior vice president of Kingsoft Corporation since March 2011. Since September 2009, Mr. Fu has been the chief executive officer and chairman of Conew Network. Prior to that, Mr. Fu was the vice president of Matrix Partners China from November 2008. Between November 2005 and August 2008, Mr. Fu worked at Qihoo 360 serving various management roles at its 360 department, a division then in charge of developing 360 products. From March 2003 to October 2005, Mr. Fu was the product manager of 3721 Internet Real Name and 3721 Internet Assistant. Mr. Fu received a bachelor’s degree in economics from Shandong Institute of Business and Technology in China in 1999.

Tao Zou has been our director since December 2016. Mr. Zou was appointed to be our director by Kingsoft Corporation, at which he serves as an executive director and the chief executive officer, and the chief executive officer of Seasun Holdings Limited, a subsidiary of Kingsoft Corporation. Mr. Zou joined Kingsoft Corporation in 1998 serving various management roles. Mr. Zou graduated from Tianjin Nankai University in 1997.

Jie Xiao has been our director since March 2018, and our senior vice president since November 2014, after having served as our vice president since October 2010. Ms. Xiao is in charge of business development, marketing, and commercial products. From 2008 to 2010, she was a senior manager at the enterprise marketing department of Baidu, Inc., a Nasdaq listed company, focusing on public relations. Before that, she worked as a public relations director at Qihoo 360 Technology Co., Ltd. and a communications manager for Yahoo! China. Ms. Xiao received a bachelor’s degree in accounting from Renmin University in 1999.

Pin Zhou has been our senior vice president since March 2018, after having served as our advisor since March 1, 2015. Mr. Zhou is in charge of sales, strategic investment, human resources, and part of our smart hardware business. Mr. Zhou has more than 18 years of experience in the internet industry, with extensive knowledge in product management and online advertising. Before joining Cheetah Mobile, Mr. Zhou served as the founder and chief executive officer of Quwan.com, an e-commerce company in China. Before that, Mr. Zhou held various managerial positions in Baidu, Herosoft, and Tuopu Software Group. Mr. Zhou received a bachelor’s degree in international finance from Shanxi Institute of Finance and Economics in 1999.

Rui Hao has been our director since March 2018. He currently also serves as an executive director at Tencent Investment, focusing on Tencent’s strategic investment and M&A activity in the areas of e-commerce, O2O and retail. Mr. Hao was responsible for Tencent’s strategic investments in JD.com, a Nasdaq listed company, Meituan Dianping, VIPshop, a New York Stock Exchange listed company, 58.com, a New York Stock Exchange listed company, and many others. Before that, Mr. Hao worked for Jefferies Hong Kong Limited as research analyst covering the internet sector. Before that, Mr. Hao worked for Accenture Consulting as a strategy consultant in the high-tech industry. Mr. Hao received both a bachelor’s degree in e-commerce and a master’s degree in management science and engineering from Beijing University of Posts and Telecommunications.

Ning Zhang currently serves as the founder and chairman of Red Avenue Group. Red Avenue Group researches, produces, and invests in new materials through three business units: Red Avenue New Materials Group, Red Avenue Investment Group, and Red Avenue Foundation. Ms. Zhang holds a doctoral degree in business administration from Arizona State University, an M.B.A. from the University of Warwick, an E.M.B.A. from Cheung Kong Graduate School of Business, and a Bachelor of Science degree in biomedical engineering from Beijing Technology and Business University.

Michael Jinbo Yao is the chairman and chief executive officer of 58.com. Mr. Yao founded 58.com, and has served as the Chairman of the Board of Directors and Chief Executive Officer of 58.com since its inception. Mr. Yao is a pioneer in China’s Internet industry. Prior to founding 58.com, Mr. Yao founded in 2000 domain.cn, a domain name transaction and value-added service website in China. After domain.cn was acquired by net.cn in the same year, Mr. Yao served in various managerial roles at net.cn, including Vice President of Sales, until 2005. Mr. Yao currently serves on the Board of Directors of Xueda Education Group, a NYSE-listed company he co-founded. Mr. Yao received his bachelor’s degrees in computer science and chemistry from Ocean University of China (formerly known as Ocean University of Qingdao) in 1999.

Michael Lingye Zuo is one of the founding members of Matrix Partners (China) and has strong investment expertise. Mr. Zuo joined WI Harper after graduating from Tsinghua University School of Economics and Management in 2002, and played an instrumental role in WI Harper’s investment in Focus Media in 2004. At Matrix Partners (China), Mr. Zuo focuses on the marketplace and enterprise services sectors and is actively involved in making investment decisions. He has led investments in Cheetah Mobile, Baofeng, Liepin, Yuantiku, To8to, Anjuke, Babytree, 36Kr, Beisen, Xiaoshouyi. Mr. Zuo was ranked by Zero2IPO as one of the top 10 rising stars in China’s Venture Capital Industry in 2006.

Richard Weidong Ji has been our independent director since May 2014. Our board of directors has determined that Mr. Ji meets the independence standards under Rule 10A-3 under the Exchange Act and applicable NYSE corporate governance rules. Mr. Ji is the founding partner of All-Star Investment Limited, which aims to invest in internet technology leaders and consumer brands that help enhance the lives of Chinese consumers. Mr. Ji is also an independent director and a member of the audit committee of the boards of the NASDAQ-listed YY Inc. and the NYSE-listed 58.com Inc. Mr. Ji served as managing director and head of Asia-Pacific internet/media investment research at Morgan Stanley Asia Limited from 2005 to 2012, during which period he had won recognitions from publications and research groups such as Institutional Investor, Greenwich Associates, Asia money and Financial Times. Mr. Ji holds a Doctor of Science degree in biological science from Harvard University, an MBA from the Wharton School of Business at the University of Pennsylvania and a Bachelor of Science from Fudan University in China.

Tianyang Zhao currently serves as the chief executive officer of Beijing Shougang Fund, which he helped establish in 2010. Beijing Shougang Fund currently manages 12 funds with RMB48 billion in assets under management. As a professional investor, Mr. Zhao’s investments focus on four industries: smart parking and smart cities, medicine, supply chain finance, and sports. In the past few years, Mr. Zhao led Shougang Group in several public and private capital market transactions. Mr. Zhao graduated from Peking University and Cheung Kong Graduate School of Business (EMBA).

Dr. Yi Ma currently serves as a professor at the Electrical Engineering and Computer Sciences (“EECS”) Department of the University of California at Berkeley. From 2014 to 2017, he was a professor and the executive dean of the School of Information and Science and Technology, Shanghai Tech University, China. From 2009 to early 2014, he was a principal researcher and research manager of the Visual Computing group at Microsoft Research Asia. From 2000 to 2011, he was an associate professor at the ECE Department of the University of Illinois at Urbana-Champaign. His main research interest is in computer vision and high-dimensional data analysis. He received his Bachelor’s degree in automation and applied mathematics from Tsinghua University in 1995, Master of Science degree in EECS in 1997, Master of Arts degree in mathematics in 2000, and PhD degree in EECS in 2000, all from the University of California at Berkeley. He is ranked as the World’s Highly Cited Researchers by Clarivate Analytics of Thomson Reuters since 2016, and ranked among the Top 50 of the World’s Most Influential Authors in Computer Science by Semantic Scholar, according to the Science Magazine 2016.

Ming Xu has been our president since November 2014. Mr. Xu was our chief technology officer from October 2010 to February 2016. Mr. Xu has more than ten years of experience in the research and development of anti-virus and internet security. Prior to joining us, between September 2008 and October 2010, Mr. Xu served as the chief technology officer of Conew.com Corporation. Between 2005 and August 2008, Mr. Xu worked at Qihoo 360, where he was the technical director of 360 department, a division then in charge of developing 360 products. Between 2003 and 2005, Mr. Xu worked in various internet companies, including Yahoo! Inc. and Beijing 3721 Technology Co., Ltd. as a software engineer. Mr. Xu received a master’s degree and a bachelor’s degree in engineering from Harbin Institute of Technology in 2002 and 1999, respectively.

Vincent Zhenyu Jiang has been our chief financial officer since April 2017. Mr. Jiang joined us from a start-up tech company, which he founded in 2015. From 2014 to 2015, Mr. Jiang served as the chief financial officer of 9F Inc., a leading internet finance company in China. From 2007 to 2014, Mr. Jiang was an attorney at Skadden, Arps, Slate, Meagher & Flom LLP. Mr. Jiang has been a CFA charterholder since 2013. He received his juris doctor degree from Cornell Law School in 2008, his master’s degree in mechanical engineering from the Pennsylvania State University in 1999, and his master’s and bachelor’s degrees in automotive engineering from Tsinghua University in 1998 and 1995, respectively.

Yuki Yandan He joined Cheetah Mobile in 2010 and has been in charge of a number of our flagship products, including Duba Anti-virus, Clean Master and Battery Doctor. In particular, Clean Master has been our most significant mobile product. She has led the launch of Live.me, a popular living streaming application, in the overseas markets since April 2016. Live.me is Cheetah Mobile’s first subsidiary to raise funds from outside investors. As the chief executive officer of Live.me, she led Live.me’s two rounds of financing in 2017 and raised an aggregate of US$110 million. Live.me has also been named one of Fast Company’s Most Innovative Companies in Video for 2017. Prior to Cheetah Mobile, she was a product director at Tencent and Kingsoft and played a significant role in designing various products. She received a bachelor’s degree in electronic science and technology from the University of Electronic Science and Technology of China.

Edward Mingyan Sun joined Cheetah Mobile in 2010 and has been in charge of various mobile utility products, including CM Launcher, Cheetah Keyboard, Cheetah Browser for both PC and mobile, and Duba Anti-virus. Prior to Cheetah Mobile, Edward worked at Qihoo 360 and Trent Micro, serving in various management roles. Edward received a college degree and continued his post-graduate studies at the University of Science and Technology of China.

B.	Compensation

Compensation of Directors and Officers

For the fiscal year ended December 31, 2017, we paid an aggregate of approximately RMB20.3 million (US$3.1 million) in cash to our executive officers and directors (excluding independent directors), and an aggregate of approximately RMB0.9 million (US$0.1 million) in cash to our independent directors. Our PRC entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefits. For the fiscal year ended December 31, 2017, we contributed an aggregate of approximately RMB1.2 million (US$0.2 million) for pension, retirement benefits or other similar benefits for our executive officers and directors.

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

1.	The 2011 Plan

Under the 2011 Plan, the maximum number of shares in respect of which awards that may be granted is 100,000,000 ordinary shares of our company as at the date of such grant, excluding any shares awarded that have lapsed or have been forfeited. In May 2011, we issued 100,000,000 ordinary shares that were put on trust for the benefit of participating employees in the 2011 Plan. As of March 31, 2018, 95,124,283 restricted shares (excluding those that have been forfeited) had been granted under the 2011 Plan.

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

Termination. The 2011 Plan will terminate in May 2021, unless terminated at an earlier date by our board of directors.

2.	The 2013 Plan

Under the 2013 Plan, the maximum number of our ordinary shares that may be issued is 64,497,718 ordinary shares. As of March 31, 2018, 57,370,471 restricted shares with a purchase price (excluding those that have been forfeited) had been granted under the 2013 Plan.

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

Termination. The 2013 Plan will terminate automatically in January 2024, unless terminated at an earlier date by a resolution of our shareholders.

3.	The 2014 Plan

We adopted the 2014 Plan in April 2014. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan is 122,545,665 Class A ordinary shares. As of March 31, 2018, 38,967,857 restricted shares (excluding those that have been forfeited) had been granted under the 2014 Plan.

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

The following table summarizes, as of March 31, 2018, the restricted shares that we granted to our current directors and executive officers and to other individuals as a group under our 2011 Plan, 2013 Plan and 2014 Plan, and which remained outstanding.

	Number of Restricted Shares Outstanding	Purchase Price (US$/Share)	Date of Grant	Expiration Date
Sheng Fu	976,333	N/A	March 21, 2014	May 25, 2021
	19,307,951	0.34	March 21, 2014	January 1, 2024
Ming Xu	*	N/A	March 21, 2014	May 25, 2021
	*	0.34	March 21, 2014	January 1, 2024
Jie Xiao	*	N/A	January 1, 2012	May 25, 2021
	*	0.34	January 31, 2016	April 24, 2024
Yuki Yandan He	*	N/A	November 11, 2010	May 25, 2021
	*	0.34	October 1, 2016	April 24, 2024
	*	0.34	July 1, 2015	January 1, 2024
	*	0.34	January 2, 2014	January 1, 2024
Edward Mingyan Sun	*	N/A	July 1, 2012	May 25, 2021
	*	0.34	October 1, 2017	January 1, 2024
	*	0.34	May 1, 2017	April 24, 2024
Pin Zhou	*	0.34	October 1, 2017	January 1, 2024
	*	0.34	January 31, 2016	April 24, 2024
Vincent Zhenyu Jiang	*	0.34	July 1, 2017	April 24, 2024
Michael Jinbo Yao	*	N/A	January 1, 2018	May 25, 2021
Michael Lingye Zuo	*	N/A	January 1, 2018	May 25, 2021
Other individuals as a group	45,436,439	—		—

Total	70,279,565

*	Less than 1% of our total outstanding Class A and Class B ordinary shares.

All restricted shares granted prior to the completion of our initial public offering under our share incentive plans entitle the holders to our Class B ordinary shares, while all restricted shares granted thereafter entitle the holders to Class A ordinary shares.

Other Share Incentive Awards

In addition to awards granted pursuant to our share incentive plans, as of March 31, 2018, we granted an aggregate of 4,113,278 restricted shares (excluding those that have been forfeited) to certain individuals for their employment with us in connection with certain investments and acquisitions made by us. Such awards are subject to such employees’ continued employment with us for specified terms.

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

Board of Directors

Our board of directors currently consists of eleven directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract or transaction in which he or she is interested provided the nature of the interest is disclosed prior to its consideration and any vote thereon. Our directors may exercise all the powers of our company to borrow money, mortgage or charge our undertaking, property and uncalled capital, and to issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of our company or of any third party.

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a nominating and corporate governance committee under the board of directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Richard Weidong Ji, Michael Lingye Zuo and Tianyang Zhao, and is chaired by Richard Weidong Ji. Our board of directors has determined that Richard Weidong Ji, Michael Lingye Zuo and Tianyang Zhao, all meet the “independence” requirements of NYSE and the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Richard Weidong Ji qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Ning Zhang, Tianyang Zhao and Michael Lingye Zuo, and is chaired by Ning Zhang. Our board of directors has determined that Ning Zhang, Tianyang Zhao and Michael Lingye Zuo, all satisfy the “independence” standards under applicable NYSE corporate governance rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Ning Zhang, Michael Lingye Zuo and Michael Jinbo Yao and is chaired by Michael Jinbo Yao. Our board of directors has determined that Ning Zhang, Michael Lingye Zuo and Michael Jinbo Yao all satisfy the “independence” standards under applicable NYSE corporate governance rules. The committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The committee is responsible for, among other things:

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

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached.

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

We had 2,250, 2,831 and 2,465 employees as of December 31, 2015, 2016 and 2017, respectively. The following table sets forth the number of our employees, categorized by function, as of December 31, 2017:

Function	Number of Employees
Operations	314
Research and development	1,337
Sales and marketing	478
General and administrative	336

Total	2,465

E.	Share Ownership

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

The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2018 by:

•	each of our current directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our shares.

Percentage of beneficial ownership is based on 1,421,649,639 total outstanding ordinary shares as of March 31, 2018, representing the sum of 437,419,557 Class A ordinary shares and 984,230,082 Class B ordinary shares of our company.

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

Directors and Executive Officers**:	Shares Beneficially Owned		Ordinary Shares Beneficially Owned	Voting Power
	Class A Ordinary Shares	Class B Ordinary Shares	%(1)	%(2)
Sheng Fu(3)	39,454,000	63,439,269	7.2	45.4
Tao Zou(4)	—	—
Jie Xiao	*	*	*	*
Pin Zhou	*	—	*	*
Rui Hao	—	—	—	—
Ning Zhang(5)	—	—	—	—
Michael Jinbo Yao(6)	—	—	—	—
Michael Lingye Zuo(7)	—	—	—	—
Richard Weidong Ji(8)	*	—
Tianyang Zhao(9)	—	—	—	—
Dr. Yi Ma(10)	—	—	—	—
Ming Xu(11)	11,977,000	32,937,672	3.1	3.3
Vincent Zhenyu Jiang	*	—	*	*
Yuki Yandan He	*	*	*	*
Edward Mingyan Sun	*	*	*	*
All directors and executive officers as a group	63,551,050	100,811,871	11.4	49.3
Principal Shareholders:
Kingsoft Corporation Limited(12)	11,800,547	662,806,049	47.5	25.7
Tencent Holdings Limited(13)	15,031,120	220,481,928	16.6	21.6
Sheng Global Limited(14)	39,454,000	51,326,689	6.4	5.4

Notes:

*	Less than 1% of our total outstanding Class A and Class B ordinary shares.
**	Unless otherwise indicated in the notes below, the business address for our directors and executive officers is Building No. 8, Hui Tong Times Square, Yaojiayuan South Road, Beijing 100123, People’s Republic of China.
(1)	Percentage ownership is calculated by dividing the number of Class A and Class B ordinary shares beneficially owned by a given person or group by the sum of (i) 1,421,649,639 ordinary shares and (ii) the number of Class A and Class B ordinary shares that such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after March 31, 2018.
(2)	Percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by a given person or group with respect to the sum of all outstanding shares of our Class A and Class B ordinary shares. The holders of our Class B ordinary shares are entitled to ten votes per share, and holders of our Class A ordinary shares are entitled to one vote per share.
(3)

Represents (i) 32,500,000 Class A ordinary shares represented by restricted ADSs and 44,026,689 Class B ordinary shares held by Sheng Global Limited, a British Virgin Islands company wholly owned by Mr. Fu, (ii) 6,954,000 Class A ordinary shares (represented by restricted ADSs) and 7,300,000 Class B ordinary shares beneficially owned by Sheng Global Limited through FaX Vision Corporation, a British Virgin

Islands company controlled by Sheng Global Limited, (iii) 1,171,614 Class B ordinary shares that have vested to Mr. Fu under our 2011 Plan, and (iii) 10,940,966 Class B ordinary shares that Mr. Fu may purchase upon vesting of restricted shares granted to him under our share incentive plans within 60 days after March 31, 2018. Kingsoft Corporation have delegated approximately 38.9% voting power of our company held by Kingsoft Corporation to Mr. Sheng Fu, effective October 1, 2017. For further details, see “Item 4. Information on the Company—A. History and Development of the Company”.
(4)	The business address of Mr. Zou is c/o Kingsoft Corporation Limited, Kingsoft Tower, No.33, Xiaoying West Road, Haidian District, Beijing 100085, People’s Republic of China.
(5)	The business address of Ning Zhang is Room 901, No.33 Hua Yuan Shi Qiao Road, Shanghai, PRC.
(6)	The business address of Mr. Yao is Building 105, 10 Jiuxianqiao North Road Jia Chaoyang District, Beijing, PRC.
(7)	The business address of Mr. Zuo is Suite 2601, Taikang Financial Tower, No.38, East 3rd Ring Road North, Chaoyang District, Beijing, RPC.
(8)	The business address of Mr. Ji is Suite 2103 21/F, Two Exchange Square, 8 Connaught Place, Central, Hong Kong.
(9)	The business address of Tianyang Zhao is 14th Floor, CRCC Plaza, Shijingshan Road 20, Shijingshan, Beijing, PRC.
(10)	The business address of Dr. Yi Ma is 2038 parker st. #228,Berkeley, CA94704.
(11)	Represents (i) 10,000,000 Class A ordinary shares represented by restricted ADSs and 22,008,293 Class B ordinary shares held by XaDvision Global Limited, a British Virgin Islands company wholly owned by Mr. Xu, (ii) 1,977,000 Class A ordinary shares (represented by restricted ADSs) and 3,650,000 Class B ordinary shares held by FaX Vision Corporation, a BVI company partially-owned by XaDvision Global Limited, (iii) 585,811 Class B ordinary shares that have vested to Mr. Xu under our 2011 Plan, and (iv) 6,693,568 Class B ordinary shares that Mr. Xu may purchase upon vesting of restricted shares granted to him under our share incentive plans within 60 days after March 31, 2018.
(12)	Represents (i) 5,040,877 Class A ordinary shares, (ii) 6,759,670 Class A ordinary shares represented by ADSs, and (iii) 662,806,049 Class B ordinary shares held by Kingsoft Corporation. Kingsoft Corporation is a Cayman Islands company listed on the Hong Kong Stock Exchange (Stock Code: 3888). Kingsoft Corporation have delegated approximately 38.9% voting power of our company held by Kingsoft Corporation to Mr. Sheng Fu, effective October 1, 2017. For further details, see “Item 4. Information on the Company—A. History and Development of the Company”. Kingsoft Corporation’s business address is Kingsoft Tower, No. 33, Xiaoying West Road, Haidian District, Beijing 100085, People’s Republic of China.
(13)	Represents (i) 745,410 Class A ordinary shares and 14,285,710 Class A ordinary shares represented by ADSs held by THL E Limited, a British Virgin Islands company wholly owned by Tencent Holdings Limited, and (ii) 220,481,928 Class B ordinary shares held by TCH Copper Limited, a British Virgin Islands company wholly owned by Tencent Holdings Limited, as reported on the Schedule 13D jointly filed by TCH Copper Limited, Tencent Holdings Limited and THL E Limited on May 19, 2014. Tencent Holdings Limited is a Cayman Islands company listed on the Hong Kong Stock Exchange (Stock Code: 700). The business address of Tencent Holdings Limited is 29/F, Three Pacific Place, No.1 Queen’s Road East, Wan Chai, Hong Kong.
(14)	Represents (i) 32,500,000 Class A ordinary shares represented by restricted ADSs and 44,026,689 Class B ordinary shares held by Sheng Global Limited and (ii) 6,954,000 Class A ordinary shares and 7,300,000 Class B ordinary shares held by FaX Vision Corporation, a British Virgin Islands company controlled by Sheng Global Limited. The registered address of Sheng Global Limited is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

As of March 31, 2018, to our knowledge, on the same basis of calculation as above, 415,972,710 Class A ordinary shares represented by ADSs, or approximately 29.3% of our total outstanding ordinary shares were held by one record shareholder in the United States, namely The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. Apart from the proposed delegation of voting rights pertaining up to 399,445,025 Class B ordinary shares of our company by Kingsoft Corporation to Mr. Fu and a potential delegation of voting rights pertaining to certain ordinary shares of our company by Tencent to Mr. Fu, we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. None of our major shareholders have different voting rights apart from any Class B ordinary shares that they may hold in our company.

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

Transactions and Agreements with Kingsoft Corporation and its Subsidiaries

Kingsoft Corporation is one of our principal shareholders, with beneficial ownership and voting power of 47.4% and 25.7%, respectively, of our outstanding Class A and Class B ordinary shares on an as-converted basis as of March 31, 2018.

Our company has certain common directors and officers with Kingsoft Corporation. As of the date of this annual report, Mr. Tao Zou, one of our directors, is also the chief executive officer and director of Kingsoft Corporation.

Kingsoft Corporation is a company with shares listed on the Hong Kong Stock Exchange, and is accordingly subject to the requirements of the Hong Kong Listing Rules. Before October 1, 2017, under the Hong Kong Listing Rules, we were a “connected person” of Kingsoft Corporation. Accordingly, transactions between us, our subsidiaries and our VIEs, on the one hand, and Kingsoft Corporation or any of its subsidiaries (excluding us and our subsidiaries and VIEs), on the other hand, were “connected transactions.” Under the Hong Kong Listing Rules, all connected transactions must be carried out on normal commercial terms, and if the value of a connected transaction exceeds the applicable thresholds, it was subject to the approval of the independent shareholders of Kingsoft Corporation.

Cooperation Framework Agreement

Historically, we have entered into various transactions from time to time with Kingsoft Corporation and its subsidiaries. In order to regulate such ongoing transactions, we entered into a cooperation framework agreement with Kingsoft Corporation on December 27, 2013 for an initial term until December 31, 2016. Upon expiration of the initial term, the agreement was automatically renewed for three years pursuant to its terms. This agreement governs the following transactions between our company and Kingsoft Corporation:

•	Promotion services. We and Kingsoft Corporation will mutually provide promotion services through their own products and websites for the sale of the other party’s products, including but not limited to pre-installation, bundle promotion, joint operation and publishing online advertisements;

•	Licensing services. We and Kingsoft Corporation will grant licenses to each other to use, among others, certain technologies, trademarks and software products. Such licenses automatically terminated upon October 1, 2017, and we and Kingsoft Corporation are negotiating new agreement on license of certain selected trademarks and other intellectual properties;

•	Leasing transactions. Kingsoft Corporation will provide property leasing and asset leasing to our company; and

•	Miscellaneous services. Kingsoft Corporation will provide miscellaneous services to our company, including but not limited to administration assistance services and technology support services.

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

For the years ended December 31, 2015, 2016 and 2017, we recognized aggregate fees of RMB7.6 million, RMB26.6 million and RMB28.6 million(US$4.4 million), respectively, to Kingsoft Corporation and its subsidiaries for leasing and miscellaneous services they provided to us, in addition to the licensing fees recognized pursuant to separate licensing agreements. See “—Intellectual Property Licensing Arrangements.”

Intellectual Property Licensing Arrangements

On January 1, 2009, Kingsoft Japan entered into an exclusive licensing agreement with Kingsoft Corporation, pursuant to which Kingsoft Corporation granted Kingsoft Japan the exclusive right to use certain office software within Japan and to sub-license such software to original equipment manufacturers in Japan solely for their self-use and sale of products and services. Pursuant to this agreement, which was later amended in October 2013, we incurred an aggregate license fee of RMB9.1 million, RMB12.2 million and RMB8.4 million(US$1.3 million) for the years ended December 31, 2015, 2016 and 2017, respectively.

Corporation Promotion Agreements

We entered into corporation promotion agreements with Zhuhai Kingsoft Office Software, a subsidiary of Kingsoft Corporation, in 2015, 2016 and 2017. Under the agreements, Zhuhai Kingsoft Office Software agreed to promote our products on its platforms. The promotion fee was priced based on effective IP clicks. For the years ended December 31, 2015, 2016 and 2017, we incurred an aggregate promotion fee of RMB28.2 million, RMB22.6 million and RMB8.1 million (US$1.3 million), respectively, pursuant to such promotion agreements.

Purchase of Equity Interest in Kingsoft Japan

On March 18, 2014, we entered into an equity transfer agreement with Kingsoft Corporation to purchase 20% equity interest of Kingsoft Japan, a then subsidiary of Kingsoft Corporation, for an aggregate purchase price in cash of JPY614 million (equivalent to RMB37 million). In October 2014 and January 2016, we acquired an additional 26.1% equity interest in aggregate of Kingsoft Japan from other third-party shareholders of Kingsoft Japan. On January 29, 2016, we entered into supplemental agreements with Kingsoft Corporation, whereby Kingsoft Corporation agreed to appoint us as voting proxy for its 5% equity interest in Kingsoft Japan at any shareholders’ meeting of Kingsoft Japan. The acquisition was accounted for as a transaction under common control and the results of Kingsoft Japan have since then been consolidated in our consolidated financial statements retrospectively throughout the periods presented at historical carrying value.

Transactions with Other Affiliates

Transactions with Tencent Shenzhen

We entered into a strategic cooperation agreement dated December 27, 2013 with Shenzhen Tencent Computer Systems Company Limited, or Tencent Shenzhen, to promote various types of products of Tencent Holdings Limited, its subsidiaries and their respective associates, or collectively the Tencent Group, through various forms of promotion services on our mobile and PC applications and platforms. Tencent Shenzhen is a subsidiary of Tencent Holdings Limited, one of our major beneficial shareholders. The price of services provided between us and Tencent Shenzhen will be based on (i) the prevailing fair market price, (ii) the actual cost incurred plus a reasonable profit margin, or (iii) a price with reference to the price or reasonable profit margin of an independent third party conducting the similar transactions. The term of the cooperation agreement was from January 1, 2014 to December 31, 2015. The annual caps of all the transactions under this agreement, as amended on July 31, 2014, June 30, 2015 and November 5, 2015, was RMB100 million and RMB340 million for the years ended December 31, 2014 and 2015, respectively. On January 30, 2015, we entered into a supplemental agreement with Tencent Shenzhen, pursuant to which Tencent Shenzhen agrees to provide promotion services to us, subject to an annual cap of RMB100 million for the year ended December 31, 2015.

On December 30, 2015, we entered into a new strategic cooperation agreement with Tencent Shenzhen, pursuant to which we and the Tencent Group will continue to provide promotion services to each other for the years ended December 31, 2016 and 2017, subject to annual caps of RMB495 million and RMB587 million (US$84.5 million), respectively, for our services provided to the Tencent Group, and RMB30 million and RMB45 million (US$6.5 million), respectively, for services provided by the Tencent Group to us. On November 19, 2016, we entered into a supplemental agreement with Tencent Shenzhen, pursuant to which the annual caps for services that we will provide to the Tencent Group were revised to RMB47.5 million and RMB62.5 million (US$9.0 million) for the years ended December 31, 2016 and 2017, respectively.

Pursuant to the strategic cooperation agreements, as amended, for the years ended December 31, 2015, 2016 and 2017, we recognized total revenues of RMB293.5 million, RMB153.6 million and RMB58.7 million(US$9.0 million), respectively, from the Tencent Group, and recognized aggregate fees of RMB41.6 million, RMB39.1 million and RMB48.1 million (US$7.4 million), respectively, to the Tencent Group.

Transactions with Xiaomi

We have entered into various agreements with the subsidiaries and affiliates of Xiaomi Corporation, or Xiaomi, which is a Cayman Islands company controlled by Mr. Jun Lei, the chairman of our board of directors. Pursuant to the agreements, Xiaomi provides marketing and software installation services to us. For the years ended December 31, 2015, 2016 and 2017, we recognized aggregate fees of RMB47.8 million, RMB59.4 million and RMB61.0 million (US$9.4 million), respectively, to Xiaomi.

For additional details regarding the above and other related party transactions, see note 15 to our consolidated financial statements included in this annual report.

Transactions with Beijing OrionStar

In September 2017, we completed capital injection into Beijing OrionStar, an artificial intelligence company incorporated in China and controlled by Mr. Sheng Fu. As a result, we, through Beijing Security, hold approximately 30% of equity interest in Beijing OrionStar and have a two-year warrant to subscribe to additional equity interests amounted to US$62 million (equivalent to RMB403.4 million) at the same valuation of our capital injection in September 2017. We subsequently entered into a series of agreements with Beijing OrionStar to provide technical support services. For the years ended December 31, 2015, 2016 and 2017, we recognized total revenues of nil, nil and RMB10.9 million (US$1.7 million), respectively.

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

On November 8, 2017, a putative shareholder class action lawsuit was filed in the United States District Court for the Central District of California against our company and certain of our officers: Michael Masterson v. Cheetah Mobile Inc., et al., Case No. 17-cv-08141 7952-R-AFM (C.D. Cal.). This putative shareholder class action lawsuit’s complaint alleges that certain press releases and SEC filings made by our company between April 26, 2017 and October 25, 2017 relating to our business and operating results contained false or misleading statements in violation of the federal securities laws. On January 8, 2018, the plaintiff filed a motion for appointment as lead plaintiff and for approval of choice of counsel, which motion remains pending before the court. On January 25, 2018, we filed a motion to dismiss the complaint. On February 15, 2018, the plaintiff filed an amended complaint against our company and certain of our officers, which asserts that certain press releases and SEC filings made by our company between May 8, 2014 and October 25, 2017 relating to our business and operating results contained false or misleading statements and alleges violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. On March 1, 2018, we filed a motion to dismiss the amended complaint, which motion is pending before the court.

The action remains at its preliminary stages. We believe the case is without merit and intend to defend the actions vigorously. For risks and uncertainties relating to the pending cases against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We have been named as a defendant in a putative shareholder class action lawsuit that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.” For further information on certain legal proceedings and arbitration that we are currently involved in, see “Note 18. Commitments and Contingencies—Litigation” to our consolidated financial statements for the years ended December 31, 2015, 2016 and 2017 included in this annual report.

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

The following table provides the high and low trading prices for our ADSs on the NYSE for the time periods indicated.

	Trading Price
	High	Low
Annual Highs and Lows
2014 (since May 8, 2014)	30.77	12.50
2015	36.63	13.33
2016	18.19	8.77
2017	13.79	7.54
Quarterly Highs and Lows
First Quarter 2016	18.19	13.62
Second Quarter 2016	17.13	8.77
Third Quarter 2016	13.79	8.84
Fourth Quarter 2016	13.62	8.91
First Quarter 2017	13.79	9.31
Second Quarter 2017	12.65	9.85
Third Quarter 2017	12.42	8.38
Fourth Quarter 2017	13.30	7.54
First Quarter 2018	18.18	10.76
Monthly Highs and Lows
October 2017	9.18	7.54
November 2017	13.30	8.71
December 2017	12.69	10.11
January 2018	18.18	11.27
February 2018	17.05	11.65
March 2018	15.65	10.76
April 2018 (through April 23, 2018)	13.52	11.95

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs have been listed on the NYSE since May 8, 2014 under the symbol “CMCM.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our fourth amended and restated memorandum and articles of association contained in our F-1 registration statement (File No. 333-194996), as amended, initially filed with the SEC on April 2, 2014. The fourth amended and restated memorandum and articles of association were adopted by our shareholders by a special resolution passed on April 2, 2014, and became effective immediately prior to the completion of our initial public offering of our Class A ordinary shares represented by ADSs.

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

According to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued by the PRC State Administration of Taxation on December 10, 2009, with retroactive effect from January 1, 2008, or SAT Circular 698, where a non-resident enterprise transfers the equity interests in a PRC resident enterprise indirectly through a disposition of equity interests in an overseas holding company (other than a purchase and sale of shares issued by a PRC resident enterprise in public securities market), PRC tax reporting and payment obligations may be triggered. On February 6, 2015, SAT issued a new guidance (Bulletin [2015] No. 7), or SAT Bulletin 7, on the PRC tax treatment of an indirect transfer of assets by a non-resident enterprise. SAT Bulletin 7 is the latest regulatory instrument on indirect transfers, extending to not only the indirect transfer of equity interests in PRC resident enterprises but also to assets attributed to an establishment in China and immovable property in China or, collectively, Chinese Taxable Assets. Further, on October 17, 2017, SAT issued the Matters Regarding Withholding Corporate Income Tax at Source for Non-Tax Resident Enterprises (Bulletin [2017] No. 37), or SAT Bulletin 37, abolish SAT Circular 698 and specify the withhold liability of the transferees. According to SAT Bulletin 7 and SAT Bulletin 37, when a non-resident enterprise engages in an indirect transfer of Chinese Taxable Assets, or Indirect Transfer, through an arrangement that does not have a bona fide commercial purpose in order to avoid paying enterprise income tax, the transaction should be re-characterized as a direct transfer of the Chinese assets and becomes taxable in China under the EIT Law, and gains derived from such indirect transfer may be subject to the PRC withholding tax at a rate of up to 10%, and the party who is obligated to make the transfer payments has the withholding obligation. SAT Bulletin 7 and 37 have replaced SAT Circular 698 in its entirety. They provide more comprehensive guidelines on a number of issues. Among other things, SAT Bulletin 7 substantially changes the reporting requirements in SAT Circular 698, provides more detailed guidance on how to determine a bona fide commercial purpose, and also provides for a safe harbor for certain situations, including purchase and sale of shares in an offshore listed enterprise on a public market by a non-resident enterprise, which may not be subject to the PRC enterprise income tax. In addition, SAT Circular 698 now has been abolished by Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source issued by the PRC State Administration of Taxation on October 17, 2017, with retroactive effect from December 1, 2017, or SAT Circular 37.

United States Federal Income Taxation

The following discussion is a summary of United States federal income tax considerations relating to the ownership, and disposition of the ADSs or our Class A ordinary shares by a U.S. holder (as defined below) that holds the ADSs or our Class A ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular holders in light of their individual circumstances, including holders subject to special tax rules (for example, banks or other financial institutions, insurance companies, broker-dealers, pension plans, cooperatives, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), holders who are not U.S. holders, holders who own (directly, indirectly, or constructively) 10% or more of our stock, holders who acquired their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation, holders that hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or holders that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, except to the extent described below, this discussion does not discuss any non-United States, alternative minimum tax, state, or local tax considerations, any non-income tax (such as the United States federal gift and estate tax) considerations, or the Medicare tax. Each U.S. holder is urged to consult its tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations with respect to the ownership and disposition of the ADSs or our Class A ordinary shares.

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

Although the law in this regard is unclear, we treat our VIEs and each of their subsidiaries as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of our VIEs and each of their subsidiaries for United States federal income tax purposes, and based upon our income and assets and the market price of our ADSs, we do not believe we were a PFIC for the year ended December 31, 2017 and do not anticipate becoming a PFIC in the foreseeable future.

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

As of December 31, 2017, we had RMB-denominated cash and cash equivalents and short-term investments of RMB650.6 million, and U.S. dollar denominated cash and cash equivalents and short-term investments of US$452.8 million. Assuming we had converted RMB650.6 million into U.S. dollars at the exchange rate of RMB6.5063 for US$1.00 as of December 29, 2017, our U.S. dollar cash and cash equivalents and short-term investments would have been US$552.7 million. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash and cash equivalents and short-term investments would have been US$542.7 million instead. Assuming we had converted US$452.8 million into RMB at the exchange rate of RMB6.5063 for US$1.00 as of December 29, 2017, our RMB cash and cash equivalents and short-term investments would have been RMB3,596.3 million. If the RMB had depreciated by 10% against the U.S. dollar, our RMB cash and cash equivalents and short-term investments would have been RMB3,890.9 million instead.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest income generated by excess cash, which is mainly held in interest-bearing bank deposits, and interest expense generated from certain bank loans. We generated interest income of RMB15.1 million, RMB15.7 million and RMB36.2 million (US$5.6 million), and interest expense of RMB0.5 million, RMB7.9 million and RMB13.6 million (US$2.1 million), for the years ended December 31, 2015, 2016 and 2017, respectively. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses, exchange listing fees, other program related expenses related to our ADS facility and the travel expense of our key personnel in connection with such programs. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. For the year ended December 31, 2017, we were entitled to receive approximately US$0.18 million (after withholding tax) from the depositary as reimbursement for our expenses incurred in connection with, among other things, investor relationship programs related to the ADS facility and the travel expense of our key personnel in connection with such programs. This amount has been fully paid to us as of the date of this annual report.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15 (f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15 (c) of the Exchange Act, based on criteria established in the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2017.

Our management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Baomi, of which we acquired control in 2017. As of December 31, 2017, Baomi constituted RMB55.4 million (US$8.5 million) and RMB49.9 million (US$7.7 million) of our total and net assets, respectively, and it contributed RMB12.0 million (US$1.9 million) and RMB5.0 million (US$0.8 million) of our revenues and net loss, respectively, for the year ended December 31, 2017.

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

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2017, as stated in its report, which appears on page F-3 of this Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, as of December 31, 2017, our disclosure controls and procedures were effective.

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

	2016		2017
	(in thousands)
Audit fees(1)	US$	1,720	US$	2,534
Audit-related fees(2)	US$	191	US$	41
Tax fees(3)	US$	85	US$	185
All other fees(4)	US$	48	US$	—

Notes:

(1)	Audit fees means the aggregate fees billed in each of the fiscal periods listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC. In 2016 and 2017, the audit refers to financial audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.
(2)	Audit-related fees means the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, which were not included under “Audit Fees” above. In 2016, the professional services are associated with certain due diligence projects. In 2017, the professional services are associated with review allegation report.
(3)	Tax fees means the aggregated fees billed in each of the fiscal periods listed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.
(4)	All other fees in 2016 represent the aggregate fees billed for subscription of certain U.S. GAAP reading materials from our principal auditors and other advisory services rendered by our principal auditors.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Ernst & Young Hua Ming LLP, including audit services, audit-related services, tax services and all other fees as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit. Our audit committee has approved all of our audit fees, audit-related fees, tax fees and all other fees for the year ended December 31, 2017.

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

The table below is a summary of the shares repurchased by us under the program. No shares were repurchased except during the months indicated and all shares were purchased in the open market pursuant to the share repurchase program announced on March 16, 2016.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS		Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan*
May 2016	1,613,434	US$	10.6049	1,613,434	US$	82,889,695
June 2016	923,374	US$	10.9989	923,374	US$	72,733,553
Total	2,536,808	US$	10.7483	2,536,808	US$	72,733,553

*	As of the date of this annual report, dollar value of ADSs that may yet be purchased under our share repurchase program announced on March 16, 2016 is nil as such program has expired on March 15, 2017.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

Prior to October 1, 2017, because Kingsoft Corporation owned more than 50% of the total voting power in our company, we were a “controlled company” under Section 303A of the Corporate Governance Rules of the NYSE. A controlled company need not comply with the applicable NYSE corporate governance rules requiring its board of directors to have a majority of independent directors and independent compensation and nominating and corporate governance committees. We availed ourselves of these controlled company exemptions. As a result, we rely on certain exemptions that are available to controlled companies from the NYSE corporate governance requirements, including the requirements that:

•	a majority of our board of directors consist of independent directors;

•	our compensation committee be composed entirely of independent directors; and

•	our nominating and corporate governance committee be composed entirely of independent directors.

We have ceased to be a controlled company within the meaning of Section 303A of the Corporate Governance Rules of the NYSE since October 1, 2017. We have completed changes in our board and committee composition and have satisfied the full independence requirements of the NYSE corporate governance rules since March 13, 2018, including:

•	we satisfy the majority independent board requirement;

•	our compensation committee is fully independent; and

•	our nominating and corporate governance committee is fully independent.

The Corporate Governance Rules of the NYSE permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Currently, we do not rely on home country exemption for corporate governance matters. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Corporate Governance Rules of the NYSE applicable to U.S. domestic issuers.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

The consolidated financial statements of Cheetah Mobile Inc., its subsidiaries, VIEs and the then subsidiaries of VIEs are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Description of Document

1.1	Fourth amended and restated memorandum and articles of association of the Registrant (incorporated by reference to Exhibit 3.2 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 22, 2014)

2.1	Registrant’s specimen American depositary receipt (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 25, 2014)

2.2	Registrant’s specimen certificate for Class A ordinary shares (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 22, 2014)

2.3	Deposit agreement dated May 7, 2014 among the Registrant, the depositary and owners and holders of the American depositary shares (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form S-8 (file no. 333-199577) filed with the Securities and Exchange Commission on October 24, 2014)

4.1	2011 share award scheme and amendments thereto (incorporated by reference to Exhibit 4.1 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 26, 2017)

4.2	2013 equity incentive plan (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (file no. 333- 194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.3	2014 restricted shares plan (incorporated by reference to Exhibit 10.48 to our Registration Statement on Form F-1 (file no. 333- 194996) filed with the Securities and Exchange Commission on April 25, 2014)

4.4	Form of indemnification agreement between the Registrant and its director and executive officers (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.5	Form of employment agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.6	Business operation agreement, by and among Conew Network, Beijing Network, Ming Xu and Wei Liu, dated July 18, 2012 (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

Exhibit Number	Description of Document

4.7	Loan agreement, by and among Conew Network, Ming Xu and Wei Liu, dated June 20, 2012 (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.8	Exclusive technology development, support and consultancy agreement, between Conew Network and Beijing Network, dated July 18, 2012 (incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.9	Exclusive equity option agreement, by and among Conew Network, Beijing Network, Ming Xu and Wei Liu, dated July 18, 2012 (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.10	Shareholder voting proxy agreement, by and among Conew Network, Beijing Network, Ming Xu and Wei Liu, dated July 18, 2012 (incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.11	Equity pledge agreement, by and among Conew Network, Beijing Network, Ming Xu and Wei Liu, dated July 18, 2012 (incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.12	Financial support undertaking letter signed by Conew Network with respect to Beijing Network, dated January 17, 2014 (incorporated by reference to Exhibit 10.12 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.13	Spousal consent, signed by Xinchan Li, Wei Liu’s spouse, dated July 18, 2012 (incorporated by reference to Exhibit 10.13 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.14	Business operation agreement, by and among Beijing Security, Beike Internet (currently Beijing Mobile), Sheng Fu and Weiqin Qiu, dated January 1, 2011 (incorporated by reference to Exhibit 10.22 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.15	Loan agreements, by and among Beijing Security, Sheng Fu and Weiqin Qiu, dated January 1, 2011 and September 21, 2012 (incorporated by reference to Exhibit 10.23 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.16	Exclusive technology development, support and consultancy agreement, between Beijing Security and Beike Internet (currently Beijing Mobile), dated January 1, 2011 (incorporated by reference to Exhibit 10.24 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.17	Exclusive equity option agreement, by and among Beijing Security, Beike Internet (currently Beijing Mobile), Sheng Fu and Weiqin Qiu, dated January 1, 2011 (incorporated by reference to Exhibit 10.25 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.18	Shareholder voting proxy agreement, by and among Beijing Security, Beike Internet (currently Beijing Mobile), Sheng Fu and Weiqin Qiu, dated January 1, 2011 (incorporated by reference to Exhibit 10.26 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

Exhibit Number	Description of Document

4.19	Equity pledge agreement, by and among Beijing Security, Beike Internet (currently Beijing Mobile), Sheng Fu and Weiqin Qiu, dated January 1, 2011 and amendment thereto, dated October 11, 2012 (incorporated by reference to Exhibit 10.27 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.20	Financial support undertaking letter signed by Beijing Security with respect to Beike Internet (currently Beijing Mobile), dated January 17, 2014 (incorporated by reference to Exhibit 10.28 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.21	Spousal consent, signed by Jin Wang, Weiqin Qiu’s spouse, dated January 1, 2012 (incorporated by reference to Exhibit 10.29 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.22	Cooperation framework agreement between the Registrant and Kingsoft Corporation Limited, dated December 27, 2013 and supplemental agreement thereto, dated April 1, 2014 (incorporated by reference to Exhibit 10.38 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 22, 2014)

4.23	Non-competition deed between the Registrant and Kingsoft Corporation Limited, dated May 14, 2014 (incorporated by reference to Exhibit 4.46 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 21, 2015)

4.24	Intellectual property transfer and license framework agreement the Registrant and Kingsoft Corporation, dated April 1, 2014 (incorporated by reference to Exhibit 10.46 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 22, 2014)

4.25	Share and asset purchase agreement among the Registrant, Hongkong Zoom Interactive Network Marketing Technology Limited and other parties thereto, dated June 6, 2014 (incorporated by reference to Exhibit 4.52 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 21, 2015)

4.26	Stock purchase agreement among Hongkong Cheetah Mobile Technology Limited, MobPartner SAS and other parties thereto, dated March 15, 2015 (incorporated by reference to Exhibit 4.53 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 21, 2015)

4.27	Parent guarantee between the Registrant and the Sellers’ Representatives named therein, dated March 15, 2015 (incorporated by reference to Exhibit 4.54 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 21, 2015)

4.28	Share transfer agreement among Beijing Security, Weiqin Qiu and Ming Xu, dated October 19, 2015, with respect to Guangzhou Network (incorporated by reference to Exhibit 4.37 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 22, 2016)

4.29	VIE termination agreement among Beijing Security, Guangzhou Network, Weiqin Qiu and Ming Xu, dated October 19, 2015 (incorporated by reference to Exhibit 4.38 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 22, 2016)

4.30	Share transfer agreement between Beijing Security and each of Ming Xu and Wei Liu, dated October 13, 2015, with respect to Beijing Antutu (incorporated by reference to Exhibit 4.39 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 22, 2016)

Exhibit Number	Description of Document

4.31	VIE termination agreement among Beijing Security, Beijing Antutu, Ming Xu and Wei Liu, dated October 13, 2015 (incorporated by reference to Exhibit 4.40 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 22, 2016)

4.32	Supplemental agreements to strategic cooperation agreement between the Registrant and Shenzhen Tencent Computer Systems Company Limited, dated June 30, 2015 and November 5, 2015 (incorporated by reference to Exhibit 4.41 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 22, 2016)

4.33	Strategic cooperation agreement between the Registrant and Shenzhen Tencent Computer Systems Company Limited, dated December 30, 2015 (incorporated by reference to Exhibit 4.42 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 22, 2016)

4.34	Supplemental agreement to strategic cooperation agreement dated December 30, 2015 between the Registrant and Shenzhen Tencent Computer Systems Company Limited, dated November 19, 2016 (incorporated by reference to Exhibit 4.34 to our Annual Report on Form 20-F (file no. 001-36427 filed with the Securities and Exchange Commission on April 26, 2017)

4.35	Supplemental agreement to share and asset purchase agreement among the Registrant, Hongkong Zoom Interactive Network Marketing Technology Limited and other parties thereto, dated March 16, 2015 (incorporated by reference to Exhibit 4.43 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 22, 2016)

4.36	Amendment to stock purchase agreement among Hongkong Cheetah Mobile Technology Limited, MobPartner SAS and other parties thereto, dated December 15, 2015 (incorporated by reference to Exhibit 4.44 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 22, 2016)

4.37*	Facebook audience network terms in effect as of the date of this Annual Report on Form 20-F

4.38*	Google AdSense Online Terms of Service in effect as of the date of this Annual Report on Form 20-F

8.1*	List of significant subsidiaries and VIEs

11.1	Code of business conduct and ethics (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 22, 2014)

12.1*	Certification by principal executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by principal financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by principal executive officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by principal financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Global Law Office

15.2*	Consent of Ernst & Young Hua Ming LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

Exhibit Number	Description of Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Cheetah Mobile Inc.

By:	/s/ Sheng Fu
Name: Sheng Fu
Title: Chief Executive Officer and Director

Date: April 24, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Cheetah Mobile Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Cheetah Mobile Inc. (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive income (loss), shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of Cheetah Mobile Inc. at December 31, 2017 and 2016, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 24, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2014.

/s/ Ernst & Young Hua Ming LLP

Beijing, The People’s Republic of China

April 24, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Cheetah Mobile Inc.

We have audited Cheetah Mobile Inc.’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Cheetah Mobile Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Baomi Information Technology (Shanghai) Co.,Ltd., which is included in the 2017 consolidated financial statements of Cheetah Mobile Inc. As of December 31, 2017, Baomi Information Technology (Shanghai) Co.,Ltd. constituted RMB55.4 million (US$8.5 million) and RMB49.9 million (US$7.7 million) of total and net assets, respectively, and it contributed RMB12.0 million (US$1.9 million) and RMB5.0 million (US$0.8 million) of revenues and net loss, respectively, for the year ended December 31, 2017. Our audit of internal control over financial reporting of Cheetah Mobile Inc. also did not include an evaluation of the internal control over financial reporting of MobPartner SAS.

In our opinion, Cheetah Mobile Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Cheetah Mobile Inc. as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive income (loss), cash flows and shareholders’ equity for each of the three years in the period ended December 31, 2017 of Cheetah Mobile Inc. and our report dated April 24, 2018 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, the People’s Republic of China

April 24, 2018

CHEETAH MOBILE INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

		As of December 31,
	Notes	2016	2017
		RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents		1,411,000	2,317,488	356,191
Restricted cash	2	167,751	90,149	13,856
Short-term investments	4	361,499	1,395,694	214,514
Accounts receivable (net of allowance for doubtful accounts of RMB71,987 and RMB72,115 (US$11,084) as of December 31, 2016 and 2017, respectively)	5	600,885	621,272	95,488
Prepayments and other current assets	6	571,306	918,243	141,131
Due from related parties	15	44,278	54,052	8,308
Deferred tax assets	14	15,527	—	—

Total current assets		3,172,246	5,396,898	829,488

Non-current assets
Property and equipment, net	7	117,439	89,137	13,700
Intangible assets, net	8	227,251	70,225	10,793
Goodwill	9	943,922	634,157	97,468
Investment in equity investees	4	100,063	149,969	23,050
Other long-term investments	4	877,094	1,002,721	154,115
Due from related parties	15	—	5,216	802
Deferred tax assets	14	74,809	57,642	8,859
Other non-current assets		28,310	42,966	6,604

Total non-current assets		2,368,888	2,052,033	315,391

Total assets		5,541,134	7,448,931	1,144,879

LIABILITIES, NONCONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY

Current liabilities (including current liabilities of the VIEs and a VIE’s subsidiary without recourse to the Company amounting to RMB140,487 and RMB133,406 (US$20,504) as of December 31, 2016 and 2017, respectively) (note 1)

Bank loans	10	379,544	336,304	51,689
Accounts payable		194,882	164,537	25,289
Accrued expenses and other current liabilities	11	1,408,419	1,532,489	235,539
Due to related parties	15	71,167	81,810	12,574
Income tax payable		12,209	50,614	7,779

Total current liabilities		2,066,221	2,165,754	332,870

CHEETAH MOBILE INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

		As of December 31,
	Notes	2016	2017
		RMB	RMB	US$

Non-current liabilities (including non-current liabilities of the VIEs and a VIE’s subsidiary without recourse to the Company amounting to RMB1,304 and RMB4,134 (US$635) as of December 31, 2016 and 2017, respectively) (note 1)

Bank loans	10	118,797	—	—
Deferred tax liabilities	14	112,438	73,393	11,280
Other non-current liabilities	11	42,500	54,574	8,388

Total non-current liabilities		273,735	127,967	19,668

Total liabilities		2,339,956	2,293,721	352,538

MEZZANINE EQUITY
Redeemable noncontrolling interests	19	—	649,246	99,787
Shareholders’ equity
Class A ordinary shares (par value of US$0.000025 per share; 7,600,000,000 shares authorized; 410,608,263 and 415,250,897 shares issued as of December 31, 2016 and 2017, respectively; 380,922,773 and 409,345,857 shares outstanding as of December 31, 2016 and 2017, respectively)	18	65	65	10
Class B ordinary shares (par value of US$0.000025 per share; 1,400,000,000 shares authorized; 1,015,128,452 and 1,006,398,742 shares issued as of December 31, 2016 and 2017, respectively; 1,003,326,973 and 992,705,325 shares outstanding as of December 31, 2016 and 2017, respectively)	18	165	164	25
Treasury stock (25,368,080 and nil shares as of December 31, 2016 and 2017, respectively)	21	(178,991)	—	—
Additional paid-in capital		2,725,675	2,644,043	406,382
Accumulated other comprehensive income	18	228,145	84,206	12,943
Retained earnings	18	237,293	1,564,883	240,518

Total Cheetah Mobile Inc. shareholders’ equity		3,012,352	4,293,361	659,878

Noncontrolling interests		188,826	212,603	32,676

Total equity		3,201,178	4,505,964	692,554

Total liabilities, mezzanine equity and equity		5,541,134	7,448,931	1,144,879

The accompanying notes are an integral part of these consolidated financial statements.

CHEETAH MOBILE INC.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

		Year ended December 31,
	Notes	2015	2016	2017
		RMB	RMB	RMB	US$
Revenues (a)
Utility products and related services		3,465,239	3,870,995	3,439,563	528,651
Mobile entertainment		281,671	693,195	1,496,443	229,999
Others		26,967	460	38,751	5,956

Total Revenues		3,773,877	4,564,650	4,974,757	764,606
Cost of revenues (a)		(956,353)	(1,543,817)	(1,780,089)	(273,595)

Gross profit		2,817,524	3,020,833	3,194,668	491,011
Operating income and expenses (a)
Research and development		(695,185)	(905,854)	(684,863)	(105,262)
Selling and marketing		(1,505,951)	(1,650,581)	(1,656,505)	(254,600)
General and administrative		(447,984)	(561,834)	(407,410)	(62,618)
Impairment of goodwill and intangible assets		(49,882)	(2,889)	(38,862)	(5,973)
Other operating income		98,376	87,877	39,852	6,125

		(2,600,626)	(3,033,281)	(2,747,788)	(422,328)
Operating profit (loss)		216,898	(12,448)	446,880	68,683
Other income (expenses)
Interest income, net		14,550	7,783	22,603	3,474
Settlement and changes in fair value of contingent considerations	3/23	7,011	(3,377)	(9,014)	(1,385)
Foreign exchange (loss) gain, net		(213)	3,747	(15,224)	(2,340)
Impairment of investments	4	(34,728)	(141,069)	(275,026)	(42,271)
Other income, net	3/4	47,003	87,831	1,262,551	194,051
(Loss) Gain from equity method investments, net		(12,144)	(11,363)	495	76

Income (Loss) before income taxes		238,377	(68,896)	1,433,265	220,288
Income tax (expenses) benefits	14	(63,740)	12,189	(57,602)	(8,853)

Net income (loss)		174,637	(56,707)	1,375,663	211,435

Less: net (loss) income attributable to noncontrolling interests		(1,710)	23,818	27,469	4,222

Net income (loss) attributable to Cheetah Mobile Inc.		176,347	(80,525)	1,348,194	207,213

Earnings (losses) per share	20
Basic		0.1285	(0.0580)	0.9573	0.1471
Diluted		0.1236	(0.0580)	0.9366	0.1439
Earnings (losses) per ADS (1 ADS represents 10 Class A ordinary share)	20
Basic		1.2845	(0.5805)	9.5728	1.4713
Diluted		1.2360	(0.5805)	9.3656	1.4395

CHEETAH MOBILE INC.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS) (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

		Year ended December 31,
	Notes	2015	2016	2017
		RMB	RMB	RMB	US$
Weighted average number of shares used in computation of ordinary shares:
Class A ordinary shares
Basic		314,229,617	368,910,885	393,753,299	393,753,299
Diluted		1,426,810,939	1,387,254,551	1,425,154,838	1,425,154,838
Class B ordinary shares
Basic		1,058,633,704	1,018,343,666	1,000,550,027	1,000,550,027
Diluted		1,079,059,263	1,018,343,666	1,003,202,954	1,003,202,954
Other comprehensive income (loss), net of tax of nil	18
Foreign currency translation adjustments		115,515	132,450	(148,304)	(22,794)
Unrealized gains (loss) on available-for-sale securities, net		9,729	1,241	(433)	(67)
Reclassification adjustments for gains included in net income (loss)		(6,814)	(21,666)	—	—

Other comprehensive (loss) income		118,430	112,025	(148,737)	(22,861)

Total comprehensive income		293,067	55,318	1,226,926	188,574
Less: Total comprehensive (loss) income attributable to noncontrolling interests		(195)	26,814	22,671	3,484

Total comprehensive income attributable to Cheetah Mobile Inc.		293,262	28,504	1,204,255	185,090

Note:

(a)	The amount of transactions with related parties recorded in revenue, cost of revenues and operating income (expenses) are as follows:

	Year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
Revenues	307,986	155,849	83,263	12,797
Cost of revenues	(20,932)	(58,118)	(89,658)	(13,780)
Research and development	(6,448)	(4,788)	(6,828)	(1,049)
Selling and marketing	(108,422)	(76,933)	(70,272)	(10,801)
General and administrative	(5,072)	(25,620)	(4,005)	(616)

Details of the related party transactions are set out in note 15(b) to the consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

CHEETAH MOBILE INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

	Year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
Cash flows from operating activities
Net income (loss)	174,637	(56,707)	1,375,663	211,435
Adjustments to reconcile net income (loss) to net cash from operating activities
Depreciation of property and equipment	26,002	46,455	45,156	6,940
Amortization of intangible assets	120,834	116,903	91,145	14,009
Provision for doubtful accounts	13,188	55,152	5,675	872
Impairment of goodwill and intangible assets	49,882	2,889	38,862	5,973
Impairment of investments	34,728	141,069	275,026	42,271
Foreign currency exchange loss	2,904	4,645	10,634	1,634
Loss (Gain) on disposal of property and equipment and intangible assets	4,786	(5,279)	(670)	(103)
Gain on disposal of a subsidiary/VIE’s subsidiary	—	(28,071)	(232,673)	(35,761)
Gain on disposal/deemed disposal of investments	(44,281)	(55,684)	(953,345)	(146,526)
Settlement and changes in fair value of contingent consideration	(7,011)	3,377	9,014	1,385
Changes in fair value of financial assets	(22)	94	(12,959)	(1,992)
Loss (Gain) from equity method investments	12,144	11,363	(495)	(76)
Gain on dividends received from cost method investees	—	(123)	(58,741)	(9,028)
Gain on settlement of consideration of business combination	—	—	(3,383)	(520)
Deferred income tax benefits	(7,080)	(53,432)	(25,306)	(3,889)
Share-based compensation expenses	315,740	306,149	73,316	11,268
Changes in operating assets and liabilities
Restricted cash	(378)	(3,790)	(17,424)	(2,678)
Accounts receivable	(308,570)	26,067	(63,517)	(9,762)
Prepayments and other current assets	(161,830)	(180,833)	(179,286)	(27,556)
Due from related parties	(43,332)	15,353	(15,884)	(2,441)
Other non-current assets	(2,727)	(217)	(4,042)	(621)
Accounts payable	28,864	50,231	(10,346)	(1,590)
Accrued expenses and other current liabilities	654,138	2,489	202,773	31,166
Due to related parties	52,373	14,203	11,307	1,738
Income tax payable	22,589	(14,752)	39,353	6,048
Other non-current liabilities	10,909	—	21,202	3,259

Net cash provided by operating activities	948,487	397,551	621,055	95,455

Cash flows from investing activities
Purchase of property and equipment	(61,901)	(74,161)	(19,383)	(2,979)
Purchase of intangible assets	(34,590)	(43,530)	(6,507)	(1,000)
Purchase of cost method investments	(399,522)	(304,687)	(329,898)	(50,704)
Purchase of available-for-sale securities	—	(6,647)	(221)	(34)
Purchase of equity method investments	(107,131)	(6,542)	(54,516)	(8,379)
Purchase of short-term investments	(481,207)	(915,963)	(2,000,669)	(307,497)
Proceeds from maturity of short-term investments	901,364	590,566	940,826	144,602
Acquisition of business, net of cash acquired	(249,424)	(326,168)	2,002	308
Dividends from cost method investees	—	96	58,741	9,028
Proceeds from disposal of a subsidiary/VIE’s subsidiary	—	8,184	152,653	23,462
Proceeds from disposal of property and equipment and intangible assets	3,810	60	1,426	219
Proceeds from disposal of available-for-sale securities	68,162	49,565	—	—
Proceeds and deposits from disposal of equity method investments	13,000	16,125	26,930	4,139
Proceeds and advance from disposal of cost method investments	—	32,694	1,109,614	170,544

CHEETAH MOBILE INC.

CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

	Year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
Entrusted loan to related parties	—	(13,000)	(108,671)	(16,702)
Entrusted loan to third parties	(3,000)	—	(34,097)	(5,241)
Repayment of entrusted loans from related parties	—	6,031	109,671	16,856
Repayment of entrusted loans from a third party	—	3,000	—	—
Repayment of entrusted loans from an investor of an equity investee	9,000	1,574	—	—

Net cash used for investing activities	(341,439)	(982,803)	(152,099)	(23,378)

Cash flows from financing activities
Proceeds from bank loans	127,332	332,078	—	—
Repayment for bank loans	—	(8,873)	(138,656)	(21,311)
Restricted cash for bank loans	(25,466)	(39,190)	—	—
Proceeds and advance from exercise of restricted shares with an option feature	4,092	37,329	23,929	3,678
Proceeds from a related party	—	—	19,759	3,037
Settlement of contingent consideration	(27,706)	(30,871)	(28,415)	(4,367)
Share repurchase	—	(178,991)	—	—
Capital contribution from noncontrolling shareholders	3,375	—	11,905	1,829
Payment of withholding tax for dividend to noncontrolling shareholders	—	—	(2,700)	(415)
Proceeds from issuance of redeemable noncontrolling interests	—	—	635,795	97,720
Purchase of shares from noncontrolling shareholders	—	(8,007)	(16,189)	(2,488)

Net cash provided by financing activities	81,627	103,475	505,428	77,683

Effect of exchange rate changes on cash and cash equivalents	38,820	49,544	(67,896)	(10,436)
Net increase (decrease) in cash and cash equivalents	727,495	(432,233)	906,488	139,324
Cash and cash equivalents at beginning of year	1,115,738	1,843,233	1,411,000	216,867

Cash and cash equivalents at end of year	1,843,233	1,411,000	2,317,488	356,191

Supplemental disclosures
Income taxes paid	(24,526)	(67,962)	(7,695)	(1,183)
Interest expense paid	(547)	(7,306)	(11,988)	(1,843)
Non-cash investing and financing activities:
Acquisition of property and equipment and intangible assets included in accrued expenses and other liabilities	43,785	10,902	30,530	4,692
Acquisition of investments included in accrued expenses and other liabilities	8,351	—	—	—
Disposal of a subsidiary included in prepayments and other current assets	—	—	93,071	14,305
Disposal of investments included in prepayments and other current assets	—	22,143	47,818	7,349
Contingent consideration payable for business acquisitions	23,338	25,067	—	—
Non-cash acquisition of cost method investments	64,110	—	329,710	50,675
Non-cash acquisition of business	23,309	—	6,944	1,067

The accompanying notes are an integral part of these consolidated financial statements.

CHEETAH MOBILE INC.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

	Number of Class A Ordinary Shares	Class A Ordinary Shares	Number of Class B Ordinary Shares	Class B Ordinary Shares	Additional paid-in capital	Treasury stock	Accumulated other comprehensive income/(loss)	Retained earnings	Total Cheetah Mobile Inc. shareholder’s equity	Noncontrolling interests	Total equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance January 1, 2015	260,045,912	42	1,095,456,652	180	2,008,190	—	2,201	141,471	2,152,084	95,869	2,247,953
Net income (loss)	—	—	—	—	—	—	—	176,347	176,347	(1,710)	174,637
Conversion of Class B ordinary shares to Class A ordinary shares by shareholders	69,100,000	11	(69,100,000)	(11)	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	315,083	—	—	—	315,083	791	315,874
Exercise and vesting of share-based awards	14,527,696	2	8,680,687	1	3,954	—	—	—	3,957	—	3,957
Issuance of ordinary shares for business acquisition	2,173,039	—	—	—	23,309	—	—	—	23,309	—	23,309
Issuance of ordinary shares in relation to investment in an equity investee	4,552,090	1	—	—	64,109	—	—	—	64,110	—	64,110
Other comprehensive income	—	—	—	—	—	—	116,915	—	116,915	1,515	118,430
Share of reserves of an equity investee	—	—	—	—	576	—	—	—	576	—	576
Noncontrolling interest in connection with business combination (note 3)	—	—	—	—	—	—	—	—	—	62,224	62,224
Capital contribution from a noncontrolling interest shareholder	—	—	—	—	1,686	—	—	—	1,686	1,689	3,375

Balance at December 31, 2015	350,398,737	56	1,035,037,339	170	2,416,907	—	119,116	317,818	2,854,067	160,378	3,014,445
Net (loss) income	—	—	—	—	—	—	—	(80,525)	(80,525)	23,818	(56,707)
Conversion of Class B ordinary shares to Class A ordinary shares by shareholders	43,385,700	7	(43,385,700)	(7)	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	305,689	—	—	—	305,689	139	305,828
Exercise and vesting of share-based awards	12,506,416	2	11,675,334	2	21,911	—	—	—	21,915	—	21,915
Other comprehensive income	—	—	—	—	—	—	109,029	—	109,029	2,996	112,025
Share of reserves of an equity investee	—	—	—	—	240	—	—	—	240	—	240
Share purchase from noncontrolling interest shareholders (note 3)	—	—	—	—	(6,109)	—	—	—	(6,109)	(1,898)	(8,007)
Repurchase of common stock (note 21)	—	—	—	—	—	(178,991)	—	—	(178,991)	—	(178,991)
Disposal of a VIE’s subsidiary	—	—	—	—	—	—	—	—	—	3,393	3,393
Distribution to a Shareholder due to under common control transaction	—	—	—	—	(12,963)	—	—	—	(12,963)	—	(12,963)

Balance at December 31, 2016	406,290,853	65	1,003,326,973	165	2,725,675	(178,991)	228,145	237,293	3,012,352	188,826	3,201,178

CHEETAH MOBILE INC.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

	Number of Class A Ordinary Shares	Class A Ordinary Shares	Number of Class B Ordinary Shares	Class B Ordinary Shares	Additional paid-in capital	Treasury stock	Accumulated other comprehensive income/(loss)	Retained earnings	Total Cheetah Mobile Inc. shareholder’s equity	Noncontrolling interests	Total equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Net income	—	—	—	—	—	—	—	1,348,194	1,348,194	27,469	1,375,663
Conversion of Class B ordinary shares to Class A ordinary shares by shareholders	13,749,910	2	(13,749,910)	(2)	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	73,289	—	—	—	73,289	—	73,289
Exercise and vesting of share-based awards	14,673,174	2	3,128,262	1	26,544	—	—	—	26,547	—	26,547
Other comprehensive income	—	—	—	—	—	—	(143,939)	—	(143,939)	(4,798)	(148,737)
Accretion of redeemable noncontrolling interests	—	—	—	—	—	—	—	(13,451)	(13,451)	—	(13,451)
Capital contribution from noncontrolling shareholders	—	—	—	—	4,198	—	—	—	4,198	5,765	9,963
Share purchase from a subsidiary’s noncontrolling interest shareholder	—	—	—	—	(226)	—	—	—	(226)	—	(226)
Share of reserves of an equity investee	—	—	—	—	436	—	—	—	436	—	436
Noncontrolling interest in connection with business acquisitions (Note 3)	—	—	—	—	—	—	—	—	—	13,167	13,167
Cancellation of treasury stock	(25,368,080)	(4)	—	—	(178,987)	178,991	—	—	—	—	—
Adoption of ASU 2016-09	—	—	—	—	(6,886)	—	—	6,886	—	—	—
Dividend declared by a consolidated subsidiary to noncontrolling interests	—	—	—	—	—	—	—	—	—	(17,826)	(17,826)
Repurchase of share-based awards from a noncontrolling shareholder	—	—	—	—	—	—	—	(14,039)	(14,039)	—	(14,039)

Balance at December 31, 2017	409,345,857	65	992,705,325	164	2,644,043	—	84,206	1,564,883	4,293,361	212,603	4,505,964

Balance at December 31, 2017 in US$	409,345,857	10	992,705,325	25	406,382	—	12,943	240,518	659,878	32,676	692,554

The accompanying notes are an integral part of these consolidated financial statements.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Cheetah Mobile Inc. (formerly known as Kingsoft Internet Security Software Holdings Limited) (the “Company”) is a limited company incorporated in the Cayman Islands under the laws of Cayman Islands on July 30, 2009. The Company and its consolidated subsidiaries and variable interest entities (“VIEs”) (collectively referred to the “Group”) are principally engaged in the provision of utility products and related services, mobile entertainment and others. The Company conducts its primary business operations through its subsidiaries, VIEs and subsidiary of VIEs. The immediate holding company and the ultimate holding company of the Company is Kingsoft Corporation Limited (“Kingsoft”), a company listed on the Stock Exchange of Hong Kong Limited. In 2009, Kingsoft undertook a corporate reorganization to establish the Group, which started to specialize in utility products and related services on a stand-alone basis with separate management oversight distinct from Kingsoft. Subsequent to the reorganization in 2009, all revenues and costs generated by the utility products and related services, are reflected in the consolidated financial statements of the Group.

On October 2, 2017, Kingsoft have approved the delegation of 38% voting power of the Company held by Kingsoft to Mr. Sheng Fu, chief executive officer and director of the Company (“Mr. Fu”), effective October 1, 2017. The Company is no longer consolidated by Kingsoft and became a significant equity method investee of Kingsoft thereafter.

Details of the Company’s principal subsidiaries and VIEs as of December 31, 2017 are as follows:

Company	Date of incorporation/ registration	Place of incorporation/ registration	Percentage of ownership	Principal activities
Principle subsidiaries of the Company:

Cheetah Technology Corporation Limited (“Cheetah Technology”)	August 26, 2009	Hong Kong	100%	Investment holding, provision of utility products and related services, mobile entertainment services

Zhuhai Juntian Electronic Technology Co., Ltd. (“Zhuhai Juntian”)	September 28, 2000	The People’s Republic of China (“PRC”)	100%	Investment holding, research and development and provision of utility products and related services

Beijing Kingsoft Internet Security Software Co., Ltd. (“Beijing Security”)	November 30, 2009	The PRC	100%	Provision of mobile entertainment services and research and development of online applications

Conew Network Technology (Beijing) Co., Ltd. (“Conew Network”)	March 19, 2009	The PRC	100%	Research and development of mobile applications and provision of utility products and related service

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Company	Date of incorporation/ registration	Place of incorporation/ registration	Percentage of ownership	Principal activities

Cheetah Mobile America, Inc. (“Cheetah Mobile America”)	November 28, 2012	United States	100%	Provision of utility products and related services, mobile entertainment services and research and development services

Hongkong Zoom Interactive Network Marketing Technology Limited (“HK Zoom”)	July 4, 2014	Hong Kong	100%	Provision of utility products and related services

Hong Kong Youloft Technology Limited (“Youloft HK”)	August 1, 2014	Hong Kong	51.9%	Provision of utility products and related services

Chongqing Calendar Technology Co., Ltd. (“Chongqing Calendar”)	December 3, 2014	The PRC	100%	Provision of utility products and related services

Cheetah Information Technology Company Limited (“Cheetah Information”)	March 9, 2015	Hong Kong	100%	Investment holding

MobPartner SAS (“MobPartner”)	February 23, 2010	France	100%	Provision of utility products and related services

Principle subsidiaries of the Company:

Moxiu Technology (Beijing) Co., Ltd. (“Moxiu Technology”)	June 12, 2008	The PRC	51.58%	Provision of mobile application development and utility products and related services

Cheetah Mobile Singapore Pte. Ltd. (“Cheetah Mobile Singapore”)	May 27, 2015	Singapore	100%	Provision of utility products and related services and mobile entertainment services

Live.me Inc. (“Live.me”)	September 19, 2016	Cayman	52.1%	Investment holding

Hong Kong Live.Me Corporation Limited (“Hong Kong Live.Me”)	October 17, 2016	Hong Kong	100%	Provision of mobile entertainment services

Taiwan Cheetah Mobile Corp (“Taiwan Cheetah”)	January 21, 2016	Taiwan	100%	Sale of electronic products

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Company	Date of incorporation/ registration	Place of incorporation/ registration	Percentage of ownership	Principal activities

Japan Kingsoft Inc. (“Kingsoft Japan”)	March 9, 2005	Japan	46.1%	Provision of utility products and related services

Beijing Lewo Wuxian Technology Co., Ltd.	December 14, 2016	The PRC	100%	Provision of research and development services

Baomi Information Technology (Shanghai) Co.,Ltd. (“Baomi Technology”)	January 26, 2014	The PRC	50.52%	Sale of air purifiers

Cheetah Mobile Hong Kong Limited (“Cheetah Mobile Hong Kong”)	February 24, 2016	Hong Kong	100%	Investment holding

VIEs

Beijing Conew Technology Development Co., Ltd. (“Beijing Conew”)	December 22, 2005	The PRC	Nil	Dormant

Beijing Cheetah Mobile Technology Co., Ltd. (“Beijing Mobile”)	April 15, 2009	The PRC	Nil	Provision of mobile entertainment services

Beijing Cheetah Network Technology Co., Ltd. (“Beijing Network”)	July 18, 2012	The PRC	Nil	Provision of utility products and related services, mobile entertainment services

VIE arrangements

In order to comply with the PRC laws and regulations which prohibit foreign control of companies involved in internet value-added business, the Group operates its website and conducts substantially the majority of its internet value-added services in the PRC through Beijing Mobile, Beijing Network and Beijing Conew (collectively referred to as the “VIEs”) and its wholly-owned subsidiaries. Except for Beijing Conew, the registered capital of the VIEs was funded by Beijing Security and Conew Network (each or collectively referred to as the “Primary Beneficiaries”) through loans extended to the VIEs’ shareholders, Sheng Fu, Ming Xu, Wei Liu, who are executives and/or directors of the Group, as well as Ms. Weiqin Qiu, an affiliate of the Group. The effective control of the VIEs is held by the Primary Beneficiaries, through a series of contractual agreements (the “Contractual Agreements”). As a result of the Contractual Agreements, the Primary Beneficiaries have the power to direct the activity that most significantly impacts the economic performance of the VIEs and receive the economic benefits of the VIEs.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

The following is a summary of the Contractual Agreements amongst the Primary Beneficiaries, the VIEs and their respective shareholders (“Nominee Shareholders”):

Exclusive technology development, support and consulting agreements

Pursuant to the exclusive technology development, support and consulting agreements entered into between the Primary Beneficiaries and the VIEs, the VIEs engaged the Primary Beneficiaries as their exclusive provider of management consulting services, technical development and support services in return for service fees of not less than 20% of the VIE’s pre-tax revenue. The Primary Beneficiaries have the sole right to adjust the services fees upon written request and shall exclusively own any intellectual property arising from the performance of this agreement. The agreements will remain effective unless terminated upon mutual agreement by both parties. During the term of the agreement, the VIEs may not enter into any agreement with third parties for the provision of any technical or management consulting services without the consent of the Primary Beneficiaries.

Loan agreements

Pursuant to the loan agreements between the Primary Beneficiaries and the Nominee Shareholders, the Primary Beneficiaries granted interest free loans in an aggregate amount of RMB16,800 (US$2,582) to the Nominee Shareholders’ for their sole purpose of contributing to the registered capital of the VIEs. The loans have no definite maturity date. At the option of the Primary Beneficiaries, repayment may be requested at any time, which may be in the form of transferring the VIE’s equity interest to the Primary Beneficiaries or its designees. The Nominee Shareholders may offer to repay part or the entire loans at any time, to the extent permitted by PRC laws, in the form of transferring the VIE’s equity interest to the Primary Beneficiaries or its designees.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

The Company, in consultation with its PRC legal counsel, believes that (i) the ownership structure of the Group, including its subsidiaries in the PRC and VIEs is in compliance with all existing PRC laws and regulations; (ii) each of the Contractual Agreements amongst the Primary Beneficiaries, the VIEs and the Nominee Shareholders of the VIEs governed by PRC laws, are legal, valid and binding, enforceable against such parties, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) each of the Company’s PRC subsidiaries, VIEs and subsidiary of VIEs have the necessary corporate power and authority to conduct its business as described in its business scope under its business license, which is in full force and effect, and the Group’s business operations in the PRC are in compliance with existing PRC laws and regulations.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

The carrying amounts and classifications of the assets and liabilities of the VIEs are as follows:

	As of December 31,
	2016	2017
	RMB	RMB	US$
Cash and cash equivalents	40,485	48,414	7,441
Restricted cash	3,480	19,374	2,978
Short-term investments	26,250	—	—
Accounts receivable	18,027	20,807	3,198
Prepayments and other current assets	147,670	152,508	23,440
Due from related parties	272,740	276,729	42,532
Deferred tax assets	7,324	—	—

Total current assets	515,976	517,832	79,589

Property and equipment, net	45,544	28,560	4,390
Intangible assets, net	7,085	4,575	703
Goodwill	962	962	148
Investment in equity investees	34,740	29,149	4,480
Other long-term investments	62,565	75,743	11,641
Other non-current assets	2,833	2,733	420
Deferred tax assets	11,002	18,397	2,828

Total non-current assets	164,731	160,119	24,610

Total assets	680,707	677,951	104,199

Accounts payable	27,111	23,654	3,636
Accrued expenses and other current liabilities	105,445	91,097	14,001
Due to related parties (i)	420,219	407,326	62,605
Income tax payable	779	1,468	226

Total current liabilities	553,554	523,545	80,468

Other non-current liabilities	1,304	4,134	635
Total non-current liabilities	1,304	4,134	635

Total liabilities	554,858	527,679	81,103

(i)	As of December 31, 2016 and 2017, the balances due to related parties of the VIEs mainly represented amounts due to subsidiaries of the Group of RMB413,067 and RMB390,139 (US$59,963), respectively, which were eliminated upon consolidation by the Company.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

The financial performance and cash flows of the VIEs as follows:

	Year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
Revenues	1,817,642	517,926	369,247	56,752
Cost of revenues	1,338,932	342,979	232,500	35,735
Net (loss) income	(43,325)	(7,680)	22,327	3,432
Net cash provided by (used in) operating activities	110,090	(65,187)	(15,924)	(2,447)
Net cash (used in) provided by investing activities	(31,043)	(42,489)	23,853	3,666
Net cash used in financing activities	(588)	—	—	—

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

Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs and subsidiary of VIEs. All significant intercompany transactions and balances between the Company, its subsidiaries VIEs and subsidiary of VIEs are eliminated upon consolidation. Results of subsidiaries, businesses acquired from third parties VIEs and subsidiary of VIEs are consolidated from the date on which control is transferred to the Company.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Management evaluates estimates, including those related to the allowance for doubtful accounts, average paying player lives of online games, weighted average unit price of virtual currencies of live.me, the purchase price allocation and fair value of noncontrolling interests and the contingent consideration with respect to business combinations, useful lives of long-lived assets and intangible assets, impairment of long-lived assets, impairment of investments, impairment of intangible assets, impairment of goodwill, gain or loss on disposal of investments, valuation allowance for deferred tax assets, uncertain tax positions, share-based compensation, redemption right liabilities, redeemable noncontrolling interests, fair values of available-for-sale securities and loss contingencies, among others. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

Foreign currency translation and transactions

The functional currency of the Company is the US$. The Company’s subsidiaries, VIEs and subsidiary of VIEs determined their functional currency based on the criteria of ASC 830, Foreign Currency Matters. The Group uses RMB as its reporting currency. The Group uses the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive income, a component of shareholders’ equity.

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

Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.5063 to US$1.00 on December 29, 2017 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Business combinations and noncontrolling interests

Except for business combination under common control, the Group accounts for its business combinations using the purchase method of accounting in accordance with ASC 805, Business Combinations. The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets, and liabilities the Group acquired, based on their estimated fair values. The consideration transferred of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings. During the measurement period, which can be up to one year from the acquisition date, the Group may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of operations.

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

Cash and cash equivalents

Cash consists of cash on hand and bank deposits, which are unrestricted to withdrawal and use. All highly liquid investments with original stated maturity of three months or less are classified as cash equivalents.

Restricted cash

Restricted cash consists primarily of the cash reserved in escrow accounts for the remaining payments in relation to business acquisition of RMB3,309 (US$509) and RMB94,180 as of December 31, 2017 and 2016, respectively, and the cash pledged as collateral for a short-term bank loan of RMB65,342 (US$10,043) and RMB69,370 as of December 31, 2017 and 2016, respectively, and the cash reserved in third-party trust account of RMB17,681 (US$2,718) and nil as of December 31, 2017 and 2016, respectively.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are recognized and carried at original invoiced amount less an allowance for any potential uncollectible amounts. An estimate for doubtful debts is made when collection of the full amount is no

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

longer probable. Bad debts are written off as incurred. The Group generally does not require collateral from its customers.

The Group maintains allowances for doubtful accounts for estimated losses resulting from the failure of customers to make payments on time. The Group reviews the accounts receivable on a periodic basis and makes specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Group considers many factors, including the age of the balance, the customer’s payment history, its current credit-worthiness and current economic trends.

Investments

Short-term investments

All highly liquid investments with original maturities of greater than three months, but less than 12 months, are classified as short-term investments. Investments that are expected to be realized in cash during the next 12 months are also included in short-term investments. The Group accounts for its investments in debt and equity securities in accordance with ASC 320-10, Investments — Debt and Equity Securities: Overall. The Group classifies the investments in debt and equity securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320-10. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of the short-term investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized.

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

Investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Available-for-sale securities are reported at fair value, with unrealized gains and losses recorded in other comprehensive income. Realized gains or losses are charged to earnings during the period in which the gain or loss is realized. An impairment loss on available-for-sale securities would be recognized in earnings when the decline in value is determined to be other-than-temporary.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the identifiable assets acquired and the liabilities assumed of acquired businesses (note 3). In accordance with ASC 350, Goodwill and Other Intangible Assets, recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently at the reporting unit level if there are indicators of impairment present.

According to ASC 350, the Group tests goodwill for impairment by performing a qualitative assessment before calculating the fair value of a reporting unit in step one of the goodwill impairment test. If the Group determines, on the basis of qualitative factors, that the fair value of a reporting unit is more likely than not less than the carrying amount, a two-step impairment test is required. Otherwise, further testing is not needed. The

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

events or circumstances that would more likely than not reduce the fair value of a reporting unit below its carrying amount include a significant change in stock prices, business environment, legal factors, financial performances, competition, or events affecting the reporting unit. In performing the two-step quantitative impairment test, the first step compares the carrying amount of the reporting unit to the fair value of the reporting unit based on estimated fair value using a combination of the income approach and the market approach. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired and the Group is not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then the Group must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit.

As of December 31, 2016, the Group had one reporting unit. In the second quarter of 2017, the Group reorganized operating segments from one operating segment into three operating segments, representing utility products and related services, mobile entertainment and others and the goodwill was allocated to the three reporting units accordingly using a relative fair value allocation approach.

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

Estimated useful life
Customer relationship	2-6 years
Trademarks	3-10 years
Technology	1-10 years
Online game licenses	1-5 years
User base	1-3 years
Domain names	1-10 years
Platform	5 years

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

Treasury stock

Treasury stock represents ordinary shares repurchased by the Company that are no longer outstanding and are held by the Group. Treasury stock is accounted for under the cost method. Under this method, repurchase of ordinary shares was recorded as treasury stock at historical purchase price. At retirement, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the aggregate par value is allocated between additional paid-in capital (up to the amount credited to the additional paid-in capital upon original issuance of the shares) and retained earnings.

Revenue recognition

The Group generates its revenues primarily through utility products and related services, mobile entertainment and others. The Group recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured.

(1) Utility products and related services

Online advertising

Online advertising revenue is primarily derived from displaying advertising customer’s advertisements on the Group’s online platforms including duba.com and other websites, browsers, PC and mobile applications, and to a lesser extent, on third-party advertising publishers’ websites or mobile applications. The Group has three general pricing models for its advertising products: cost over a time period, cost for performance basis and cost per impression basis. For advertising contracts over a time period, the Group generally recognizes revenue ratably over the period the advertising is displayed. For contracts that are charged on the cost for performance basis, the Group charges an agreed-upon fee to its customers determined based on the effectiveness of advertising links, which is typically measured by clicks, transactions, installations, user registrations, and other actions originating from the Group’s online platforms. Revenue is recognized when the specified performance criteria are met. For contracts that are charged on the cost per impression basis, the Group charges an agreed-upon fee to its customers based on the number of impressions in the contracted period in which impressions are delivered. Revenue is recognized when an advertisement is displayed to users, while impressions are considered delivered. Revenue is recognized when there is persuasive evidence of an arrangement, the fee is fixed or determinable and collection is reasonably assured, as prescribed by ASC 605, Revenue Recognition. For online

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

advertising services arrangement involving third-party advertising publishers’ websites or mobile publications, the Group recognizes gross revenue the amount of fees received or receivable from customers as the Group is the primary obligor. Payments made to the third-party advertising publishers are included in cost of revenues.

Advertising agency services

The Group provides advertising agency services by arranging advertisers to purchase various advertisement products from certain online networks, primarily Facebook and Google. The Group receives from the online network performance-based commissions, which are determined based on a pre-specified percentage of the payment by the advertisers for the online network’s various advertisement products. The Group acts as an agent in the advertising agency arrangement as it is neither the primary obligor to provide advertisement product nor to assume inventory risk. Revenue from advertising agency services is recognized on a net basis when the advertisement products are delivered by the online networks. The revenue is estimated by the Group based on the real-time advertising performance results provided by the online networks and the commission rates pre-determined in contracts signed with relevant online networks. There was no significant difference between the Group’s estimates and the subsequent periodic invoices provided by the online network for all the periods presented.

Web games publishing

The Group enters into agreements with third party game developers to provide web game publishing and payment collection services, in order for game players to purchase and recharge virtual currencies used in the games. The games are developed and hosted by third-party game developers, and accessed through the Group’s PC game center. The Group generally collects payments from game players in connection with the sale of in-game currencies and remits certain agreed-upon percentages of the proceeds to the game developers and records revenue net of remittances as the Group believes it acts as an agent to the game developers.

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

Other utility products related services

Other utility products related services primarily comprise of the sale of office application software. Customers purchasing an office application software will receive unspecified updates over the licensing period, including term-based license and perpetual license. These unspecified updates are determined to not meet the

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

definition of an upgrade and was not sold on a stand-alone basis. Arrangements that include term-based licenses for current products with the right to use unspecified future versions of the software during the coverage period, are accounted for as subscriptions, with revenue recognized ratably over the coverage period. Arrangements that include perpetual license, revenue is generally recognized as products are shipped or made available.

(2) Mobile entertainment

Mobile games

The Group develop several popular mobile games and operates some games exclusively licensed from third-party developers, which attracted a massive user base and provide ample advertising revenue opportunities. Similar with monetization method for the mobile utility products, the Group derive advertising revenues by displaying advertisements on mobile games. Advertisers purchase advertising services directly from the Group or through third party partnering mobile advertising platforms. Revenue is recognized when an advertisement is displayed to users, while impressions are considered delivered.

The mobile games also allow players to play for free and the Group generates revenue from game players’ purchase of in-game virtual currency for in-game virtual items to enhance their game-playing experience. The Group acts as the principal in the mobile game arrangements under which the Group is the primary obligor of the fulfillment of the game operation, including the selection of distribution platforms, the access maintenance, the promotion and customer services, the hosting of game servers, if needed, and the determination of the service specifications and the pricing of the in-game virtual items. Accordingly, the Group records revenues from mobile on a gross basis. Commission fees paid to distribution platforms and payment channels and the fees shared by the third-party game developers are recorded as cost of revenues.

In addition, the Group enters into agreements with third party game developers to provide mobile game publishing and payment collection services, in order for game players to purchase and recharge virtual currencies used in the games. The games are developed and hosted by third-party game developers, and accessed by game players through the Group’s mobile applications or a third-party mobile platform. The Group believes it acts as an agent to the game developers in these arrangements as the Group is not considered the primary obligor, is not primarily responsible for fulfillment of services, does not incur significant upfront costs, generally does not have the discretion in establishing prices, and earns a fixed percentage of the collection amount from the settlement institutions. The Group estimates the commission based on its internal system, which is confirmed with the respective settlement institutions in the same month in which the services are provided, and recognizes the commission revenue accordingly. Purchases of in-game currency are not refundable after they have been sold as long as the game is continued.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Online live broadcast services

The Group creates and offers virtual items to be used by users on mobile live broadcast application “live.me”, which is operated and maintained by the Group. All “live.me” live video shows are available free of charge and fans can purchase virtual items on the platform with virtual currencies to support their favorite performers. The Group recognizes revenue from live.me on a gross basis as it is the primary obligor for the fulfillment of providing mobile live broadcasts on the live.me platform, and records payments to the performers and third-party payment platforms as cost of revenues. Revenue are recognized when virtual currencies are converted into virtual items which are consumed simultaneously. Performers receive a certain number of virtual diamonds as a result. When performers receive virtual diamonds, they have a choice to either cash out the virtual diamonds or convert them into virtual currencies and continue to consume the virtual currencies on the platform. Since the performers can convert the virtual items into cash and recharge into their account (if they do) or directly convert into virtual currencies, the Group believes that the conversion into virtual currencies is analogous to recharge by cash and revenue should be recognized when virtual currencies converted from virtual items are consumed. Proceeds received from users for the sales of virtual currencies are recorded as deferred revenue, representing prepayments received from users in the form of the Group’s virtual currency not yet converted into virtual items and revenue was recognized based on the weighted average unit price of virtual currencies and the quantities of virtual currencies converted into virtual items. The weighted average unit price of virtual currencies is calculated on a monthly basis as the sum of the deferred revenue at the beginning of the month, proceeds received during the month and the cash value of the virtual diamonds converted into virtual currencies divided by the sum of the virtual currencies balance at the beginning of the month plus the quantity of virtual currencies generated during the month.

News republic

News republic revenue is primarily derived from displaying advertising customer’s advertisements on one of the Group’s content-driven applications, News republic. Revenue is recognized when an advertisement is displayed to users. The Group recognizes gross revenue the amount of fees received or receivable from customers as the Group is the primary obligor. Payments made to the third-party content providers are included in cost of revenues. The Group disposed News Republic in December 2017 (note 3).

(3) Others

Other revenue primary comprise of the sale of air purifier products. The Group recognizes revenue for the sale of air purifiers after a sales agreement is signed, the price is fixed or determinable, products are delivered to customers, and collection of the resulting receivables is assured. Product is considered delivered to the customers once it has been shipped and the amount of future returns can be reasonably estimated, risk of loss and rewards of ownership have been transferred.

Deferred revenue

Deferred revenue primarily consists of payments received from customers in relation to the service to be provided by the Group but for which not all of the revenue recognition criteria are met and government subsidies not recognized in the consolidated statements of comprehensive income (loss) due to required conditions not being met.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Cost of revenues

Cost of revenues primarily consists of traffic acquisition cost, bandwidth costs and internet data center costs, content and channel costs associated with online live broadcast services and content-driven products, royalty fees, salaries and benefits, share-based compensation expenses, depreciation of equipment, amortization of licenses and other intangible assets, cost of products sold, value-added tax (“VAT”), business tax and related surcharges.

The Group’s business is subject to VAT, business taxes and surcharges levied on advertising related sales. Pursuant to ASC 605-45, Revenue Recognition—Principal Agent Considerations, all such VAT, business taxes and surcharges of RMB138,088, RMB138,105 and RMB114,160 (US$17,546) are presented as cost of revenues on the consolidated statements of comprehensive income (loss) for the years ended December 31, 2015, 2016 and 2017, respectively. As of December 31, 2017, the Company’s subsidiaries in the PRC and VIEs are subject to VAT at 6% or 17%.

Selling and marketing expenses

Selling and marketing expenses consist primarily of advertising and promotional expenses, staff costs, share-based compensation expenses and other related incidental expenses that are incurred directly to attract or retain users and customers for the Group’s websites, applications, software and online platforms. Advertising and promotional expenses are expensed when incurred. For the years ended December 31, 2015, 2016 and 2017, advertising and promotional expenses were RMB1,322,844, RMB1,328,910 and RMB1,380,913 (US$212,242), respectively.

Research and development expenses

Research and development consist primarily of employee costs and rental expenses related to personnel involved in the development and enhancement of the Group’s service offerings on its websites and mobile applications and amortization of intangible assets used in research and development. The Group expensed these costs as incurred, unless such costs qualify for capitalization as software development costs, including (i) preliminary project is completed, (ii) management has committed to funding the project and it is probable that the project will be completed and the software will be used to perform the function intended, and (iii) they result in significant additional functionality in the Group’s products. For the years ended December 31, 2015, 2016 and 2017, capitalized software development costs were nil, RMB2,505 and RMB722 (US$111), respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

The Group had no capital leases as of December 31, 2016 and 2017.

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

The Group applies ASC 740, Accounting for Income Taxes, to account for uncertainty in income taxes. ASC 740 prescribes a recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group has recorded unrecognized tax benefits in the other non-current liabilities in the accompanying consolidated balance sheets. The Group has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of “income tax benefit (expense)”, in the consolidated statements of comprehensive income (loss).

The Group’s estimated liability for unrecognized tax benefits and the related interest and penalties are periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

In November 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-17, (“ASU 2015-17”), “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”. The group adopted this ASU prospectively and classified all deferred tax assets and deferred tax liabilities as non-current assets and liabilities beginning January 1, 2017.

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

The Group has elected to recognize share-based compensation using the accelerated method, for all share-based awards granted with graded vesting based on service conditions. In March 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-09 (“ASU 2016-09”), “Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting.” Beginning on January 1, 2017, the Group elected to change its accounting policy to account for forfeitures as they occur rather than estimate expected forfeitures. The change was applied on a modified retrospective basis with a cumulative effect adjustment to retained earnings of RMB6,886 (US$1,058) as of January 1, 2017. The Group, with the assistance of an independent third party valuation firm, determined the fair value of share-based awards granted to employees. Determining the fair value of share-based awards of the Group required complex and subjective judgments regarding its projected financial and operating results, its unique business risks, the liquidity of its ordinary shares and its operating history and prospects at the time the grants were made.

The Group has accounted for equity instruments issued to non-employees in accordance with the provisions of ASC 718-10 and ASC 505-50, Equity: Equity-based Payments to Non-Employees. The Group records compensation expenses equal to the fair value of the share at the measurement date, which is determined to be the earlier of the performance commitment date or the service completion date.

Earnings (losses) per share

Earnings (losses) per share are calculated in accordance with ASC 260-10, Earnings per Share: Overall. Basic earnings (losses) per share are computed by dividing net income (loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income (loss) is allocated between the convertible preferred shares, ordinary shares based on their participating rights in the undistributed earnings as if all the earnings (losses) for the reporting period had been distributed.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (the “CODM”), which is the chief executive officer. The Group had one single operating and reportable segment as of December 31, 2016. Starting from March 31, 2017, the Company implemented operational changes in how the CODM manages the businesses of the Company to maximize efficiency in allocating resources and assessing performance. Consequently, the Company presents three operating and reportable segments as set out in Note 12 to reflect the change.

Concentration of risks

Concentration of credit risk

Financial instruments that are potentially subject to credit risk consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable and other receivables. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk. As of December 31, 2017, the Group has RMB3,803,331 (US$584,561) in cash and cash equivalents, restricted cash and short-term investments, 42.5% and 57.5% of which are held by financial institutions in the PRC and international financial institutions outside of the PRC, respectively. Deposits held with financial institutions were not protected by statutory or commercial insurance. In the event of bankruptcy of one of these financial institutions, the Group may be unlikely to claim its deposits back in full. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

For the year ended December 31, 2015, approximately 29%, 10% and 8% of the Group’s total revenue were derived from Facebook, Baidu and Tencent, respectively. For the year ended December 31, 2016, approximately 20%, 12% and 6% of the Group’s total revenue were derived from Facebook, Baidu and Google, respectively. For the year ended December 31, 2017, approximately 15%, 11% and 11% of the Group’s total revenue were derived from Google, Facebook, and Baidu, respectively.

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

Foreign currency exchange rate risk

While the Group’s reporting currency is RMB, to date the majority of the Group’s revenues and costs are generated and denominated in US$, and a significant portion of the Group’s assets and liabilities are denominated in US$. As a result, the Group is exposed to foreign exchange risk as its revenues and results of

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

operations may be affected by fluctuations in the exchange rate between U.S. dollar and RMB. If the US$ depreciates against the RMB, the value of the Group’s US$ revenues and assets as expressed in the RMB financial statements will decline. On June 19, 2010, the People’s Bank of China announced the end of the RMB’s de facto peg to US$, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB exchange rate flexibility. On April 16, 2012, the People’s Bank of China announced a policy to expand the maximum daily floating range of RMB trading prices against the U.S. dollar in the inter-bank spot foreign exchange market from 0.5% to 1%. On March 17, 2014, the People’s Bank of China announced a policy to further expand the maximum daily floating range of RMB trading prices against the U.S. dollar in the inter-bank spot foreign exchange market to 2%. The depreciation of the RMB against US$ was 5.8% and 6.2% during the years ended December 31, 2015 and 2016 and the appreciation of the RMB against US$ was approximately 6.3% in 2017. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

Recently issued accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09 (“ASU 2014-09”), Revenue from Contracts with Customers. ASU 2014-09 supersedes the revenue recognition requirements in ASC 605, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 is originally effective for the annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. ASU 2015-14, Revenue from Contracts with Customers, defers the effective date of ASU 2014-09 by one year. As a result, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017 and interim periods therein. Early adoption is permitted to the original effective date. The Company will adopt the new standard effective January 1, 2018, using the modified retrospective method. The cumulative effect of initially applying the guidance will be recognized at the date of initial application is not expected to be material and prior periods will not be retrospectively adjusted. The Company has substantially completed the assessment and implementation work, and the main impact will be the reclassification of value-added tax from cost of revenues to net against revenues. If presented net of value-added tax, revenues for the year ended December 31, 2017 would have been approximately 2% lower than currently presented. Except that, based on the new guidance, revenues or expenses from barter transactions in which advertising services are received in exchange for advertising services will be recognized beginning January 1, 2018.

In January 2016, the FASB issued ASU No. 2016-01 (“ASU 2016-01”), Financial Instruments. ASU 2016-01 requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. An entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. ASU 2016-01 also simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. When a qualitative assessment indicates that impairment exists, an entity is required to measure the investment at fair value. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The Company will adopt the new standard effective January 1, 2018. The adoption of ASU

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

2016-01 will increase the volatility of the Company’s “Other income”, resulting from the remeasurement of equity investments.

In February 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02”), Leases. ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 is effective for public business entities for annual reporting periods and interim periods within those years beginning after December 15, 2018. The Company will adopt ASU 2016-02 effective January 1, 2019. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Company’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. All entities may adopt the amendments in this Update earlier as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In August 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-15, Statement of Cash Flows – Classification of Certain Cash Receipts and Cash Payments, which clarifies the presentation and classification of certain cash receipts and cash payments in the statement of cash flows. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The Group does not expect the standard to have a material impact on it.

In November 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The guidance requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The standard is effective for fiscal years beginning after December 15, 2017, and interim period within those fiscal years. Early adoption is permitted, including adoption in an interim period. The standard should be applied to each period presented using a retrospective transition method. The Group does not expect the standard to have a material impact on it.

In January 2017, the FASB issued Accounting Standards Update (“ASU”) No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

for as acquisitions or disposals of assets or businesses. The standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The standard should be applied prospectively on or after the effective date. The Group will evaluate the impact of adopting this standard prospectively upon any acquisitions or disposals of assets or businesses.

In January 2017, the FASB issued Accounting Standards Update (“ASU”) 2017-04, “Simplifying the Test for Goodwill Impairment.” The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The guidance should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group is currently evaluating the impact of adopting this standard on its consolidated financial statements.

3.	BUSINESS COMBINATIONS

Business combinations in 2017

Acquisition of Baomi Technology

In January, 2015, the Group acquired 20% equity interest of Baomi Technology, an air purifier production company for an aggregate purchase price in cash of RMB6,000. The Group had significant influence over Baomi Technology and recognized equity interest as equity method investment. On August 31, 2017, the Group acquired additional equity interest of Baomi Technology, and its wholly-owned subsidiaries with a total consideration of RMB35,522. Upon completion of this acquisition, the Group obtained controls over Baomi Technology through its 50.52% voting interests. The acquisition is expected to enhance the Group’s expertise in hardware services. The results of Baomi Technology have been included in the Group’s consolidated financial statements since September 2017. A deemed disposal gain of RMB6,276 (US$965) was recognized and recorded in other income in relation to the revaluation of the Group’s previously held equity interest of Baomi Technology.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

The table below summarized the estimated fair values of the assets acquired and liabilities assumed from Baomi Technology as of the acquisition date:

	Baomi Technology
	RMB	US$
Cash and cash equivalents	30,849	4,741
Other current assets	12,807	1,968
Intangible assets, net	7,728	1,188
Property and equipment, net	80	12
Goodwill	12,928	1,987
Deferred tax assets	1,155	178
Other current liabilities	(9,427)	(1,448)
Deferred tax liabilities	(1,155)	(178)

Total fair value of purchase price consideration	54,965	8,448

Fair value of noncontrolling interests	13,167	2,024

The Group performed the valuation of tangible assets, intangible assets acquired and liabilities assumed for the above business combination with the assistance of an independent valuation firm using the income approach. The Group has incorporated certain assumptions and inputs which include projected cash flows and replacement costs.

The goodwill arising from the above business combination, which is not tax deductible, is mainly attributable to synergies expected to be achieved from the acquisition which will increase both product diversity and market expansion.

Business combinations in 2016

In 2014, the Group acquired 41.5% ordinary shares of Kingsoft Japan, a subsidiary of Kingsoft, for an aggregate purchase price in cash of RMB98,097. The Group had significant influence over Kingsoft Japan after the acquisition. In 2016, the Group acquired additional 4.6% ordinary shares of Kingsoft Japan for a purchase price of RMB8,007 and Kingsoft delegated the voting right of 5% of the total shares of Kingsoft Japan to Cheetah Mobile. Upon completion of this transaction, the Group held 46.1% equity interests and 51.1% voting right of Kingsoft Japan. As the Company and Kingsoft Japan were under common control by Kingsoft, this acquisition was accounted for as business combination under common control. The results of Kingsoft Japan have been included in the Group’s consolidated financial statements retrospectively throughout the periods presented at historical carrying values.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Acquisition of News Republic

On June 8, 2016, the Group acquired 100% equity interest of News Republic, a global mobile news company, and its wholly-owned subsidiaries for a total consideration of RMB364,481. The results of News Republic have been included in the Group’s consolidated financial statements since June 2016.

RMB
Total purchase price comprised of:
-Cash consideration	339,414
-Contingent consideration in cash	25,067

Total	364,481

The table below summarized the estimated fair values of the assets acquired and liabilities assumed from News Republic as of the acquisition date:

RMB
Cash and cash equivalents	21,857
Restricted cash	402
Accounts receivable, net	5,171
Prepayments and other current assets	2,877
Deferred tax assets	33,300
Property and equipment, net	334
Intangible assets:
Supplier relationship	42,763
Trademark	23,027
Non-compete agreement	6,579
Technology	5,263
Goodwill	277,492
Short-term loans	(5,555)
Accounts payable	(13,493)
Accrued expenses and other current liabilities	(5,701)
Long-term loans	(3,960)
Deferred tax liabilities	(25,875)

Total fair value of purchase price consideration	364,481

On December 5, 2017, the Group entered into an agreement with Bytedance Ltd. (“Bytedance”) a third party mobile technique provider to dispose 100% share of News Republic for a total consideration of US$85,840 (equivalent to RMB566,044), among which US$50,000 was in the form of equity interests in Bytedance. The Group accounts for this investment as a cost method investment in accordance with ASC 325 due to it does not exercise significant influence over the entity. The Group recognized a total gain of RMB232,673 (US$35,761) from the transaction in “Other income” in the consolidated statements of comprehensive income (loss) for the year ended December 31, 2017. The deconsolidation of News Republic did not meet the definition of a discontinued operation in accordance with ASC subtopic 205-20 (“ASC 205-20”), Presentation of Financial

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Statements — Discontinued Operations, as the disposal of News Republic did not represent a shift in the Group’s strategy that has (or will have) a major effect on an entity’s operations and financial results.

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

Acquisition of Moxiu Technology

In 2014, the Group acquired 50.5% equity interests of Moxiu Technology with cash consideration of RMB50,000. However, as the article of association of Moxiu Technology requires approval from two-third of the voting interest for significant financial and operating decisions, the Group did not obtain control of Moxiu Technology and recognized equity interest as equity method investment. On May 28, 2015, the Group acquired an additional 1.6% equity interest of Moxiu Technology for a consideration of RMB25,000 and the article of association of Moxiu Technology was amended to require simple majority of voting interests for approval of significant financial and operating decisions. Upon completion of this acquisition, the Group obtained controls over Moxiu Technology through its 52.1% voting interests. This acquisition is to enhance the Group’s utility products and related services and provide synergies with its existing business. The results of Moxiu Technology have been included in the Group’s consolidated financial statements since May 28, 2015.

RMB
Total purchase price comprised of:
- Cash consideration	25,000
- Fair value of previously held equity interests	63,488

Total	88,488

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Other acquisitions

In 2015, the Group also completed other acquisitions for a total consideration of RMB37,581. The total consideration for the acquisitions was fully paid in cash in 2015. The table below summarized the estimated fair values of the assets acquired and liabilities assumed from the 2015 acquisitions as of the respective acquisition dates:

	MobPartner	Moxiu Technology	Others	Total
	RMB	RMB	RMB	RMB
Cash and cash equivalents	60,150	26,732	—	86,882
Accounts receivable, net	37,308	1,043	—	38,351
Prepayments deposits and other current asset	1,091	767	33	1,891
Property and equipment, net	1,207	2,270	—	3,477
Other non-current assets	465	5,065	—	5,530
Accounts payable	(41,774)	(259)	—	(42,033)
Accrued expenses and other current liabilities	(7,633)	(7,361)	—	(14,994)
Other non-current liabilities	(10,028)	—	—	(10,028)
Intangible assets:
- Trademarks	13,515	6,000	—	19,515
- Technology	—	6,200	7,572	13,772
- User base	—	430	7,994	8,424
- Customer relationship	6,266	—	—	6,266
- Platform	67,579	—	—	67,579
Deferred tax liabilities	(29,117)	(1,895)	—	(31,012)
Goodwill	215,208	111,720	21,982	348,910

Total fair value of purchase price consideration	314,237	88,488	37,581	440,306

Fair value of noncontrolling interests	—	62,224	—	62,224

4.	INVESTMENTS

(a) Short-term investments

As of December 31, 2016 and 2017, short-term investments included time deposits and constructive notes in commercial banks RMB361,499 and RMB1,395,694 (US$214,514), respectively.

For the years ended December 31, 2015, 2016 and 2017, interest income from its short-term investments of RMB9,877, RMB6,563 and RMB16,929 (US$2,602), respectively, was recognized in the consolidated statements of comprehensive income (loss).

For the years ended December 31, 2015, 2016 and 2017, the Group recognized a realized loss on disposal of available-for-sale equity securities of RMB202, nil and nil, respectively, in “Other income, net” in the consolidated statements of comprehensive income (loss).

No impairment of short-term investment was recognized for the years ended December 31, 2015, 2016 and 2017.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

(b) Long-term investments

As of December 31, 2016 and 2017, long-term investments consisted of the following:

	As of December 31,
	2016	2017
	RMB	RMB	US$
Cost method investments	869,741	1,002,539	154,087
Equity method investments	100,063	149,969	23,050
Available-for-sale debt security	7,353	182	28

Total	977,157	1,152,690	177,165

Cost method investments

In 2017, the Group acquired: i) a small minority equity interest of Bytedance at a consideration of US$50,000 (equivalent to RMB329,710) (note 3) ii) preferred shares representing 29.55% equity interest not qualified as in-substance common stock and a two-year warrant to subscribe for additional equity interests amounted to US$62,000 (equivalent to RMB403,400) at the same valuation of Beijing OrionStar, an artificial intelligence company incorporated in China and controlled by Mr. Sheng Fu, at a cash consideration of RMB264,768 (US$40,694) and iii) other equity interests in 8 internet companies for total cash consideration of RMB65,130 (US$10,010).

In 2016, the Group acquired: i) 2.8% additional equity interest of a third party mobile application developer at a cash consideration of RMB130,432, ii) 4.6% equity interest of a third-party mobile technique provider at a consideration of RMB80,000 and iii) other equity interests in 12 internet companies for total consideration of RMB94,133.

In 2015, the Group acquired : i) 2.8% equity interest of a third party mobile application developer at a cash consideration of RMB171,531, ii) 9.6% equity interest of a third-party mobile advertising software provider at a consideration of RMB122,896, iii) preferred shares representing 35% equity interest not qualified as in-substance common stock of a third-party e-commerce company at a consideration of RMB107,452, and iv) other equity interests in eleven internet companies for total consideration of RMB72,800.

The Group recognized impairment loss on the cost method investments of RMB6,031, RMB129,616 and RMB268,432 (US$41,258) in the consolidated statements of comprehensive income (loss) for the years ended December 31, 2015, 2016 and 2017, respectively. The Group received dividends form cost method investees of RMB700, RMB123 and RMB58,741 (US$9,028) in the consolidated statements of comprehensive income (loss) for the years ended December 31, 2015, 2016 and 2017, respectively. Disposal gain of cost method investment amounting to nil, RMB721 and RMB947,069 (US$145,561) was recognized in “Other income, net” in the consolidated statements of comprehensive income (loss) for the years ended December 31, 2015, 2016 and 2017, respectively. Disposal gain in 2017 primarily resulted from the gain of RMB797,607 (US$122,590) from the dispositions of interests in Musical.ly.

Equity method investments

In 2017, the Group acquired: i) equity interests in Ziniu Fund, L.P. with a cash consideration of RMB40,000 (US$6,148); ii) other equity method investments with aggregate consideration of RMB14,516 (US$2,231).

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

In 2016, the Group acquired equity method investments with aggregate consideration of RMB3,277.

In 2015, the Group acquired: i) 51.73% of the equity interests in Dianjing Fund, L.P. with a consideration of RMB45,000; ii) other eight internet companies and three limited partnerships to acquire approximately 5% to 50% of the equity interests, with aggregate consideration of RMB65,317.

None of equity method investments was considered individually material for the years ended December 31, 2015, 2016 and 2017. The Group summarized the unaudited condensed financial information of the Group’s equity investments as a group below in accordance with Rule 4-08 of Regulation S-X:

	As of December 31,
	2016	2017
	RMB	RMB	US$
Balance sheet data:
Current assets	206,376	212,333	32,635
Non-current assets	243,356	348,656	53,587
Current liabilities	56,828	90,909	13,972
Non-current liabilities	223	2,437	375

	Year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
Operating data:
Revenues	45,797	94,343	53,175	8,173
Gross profit	21,444	65,097	43,947	6,755
Operating loss	(39,325)	(50,475)	(2,372)	(365)
Net (loss) income	(32,562)	(40,192)	5,849	899

The Group recorded a loss of RMB12,144, RMB11,363 and a gain of RMB495 (US$76) from equity method investments for the years ended December 31, 2015, 2016 and 2017, respectively. The Group also recognized impairment losses of RMB2,806, RMB11,453 and nil for equity method investments in the consolidated statements of comprehensive income (loss) for the years ended December 31, 2015, 2016 and 2017, respectively. The Group recognized disposal gain of RMB13,626, RMB30,625 and nil and deemed disposal gain of RMB30,857, nil and RMB6,276 (US$965) for the years ended December 31, 2015, 2016 and 2017, respectively.

Available-for-sale security

Long-term available-for-sale debt security primarily represents investment in the convertible bond of a third party internet company.

For the years ended December 31, 2015, 2016 and 2017, the Group recognized an impairment loss on the long-term available-for-sale security of RMB25,891, nil and RMB6,594 (US$1,013) in the consolidated statements of comprehensive income (loss).

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

5.	ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2016	2017
	RMB	RMB	US$
Accounts receivable	672,872	693,387	106,572
Allowance for doubtful accounts	(71,987)	(72,115)	(11,084)

	600,885	621,272	95,488

As of December 31, 2016 and 2017, all accounts receivable were due from third party customers. Provision for doubtful accounts for the years ended December 31, 2015, 2016 and 2017 were RMB13,641, RMB42,533 and RMB11,688 (US$1,796), respectively.

6.	PREPAYMENTS AND OTHER ASSETS

	As of December 31,
	2016	2017
	RMB	RMB	US$
Other receivables from advertisers	212,592	391,041	60,102
Receivable from equity transferees	33,564	167,185	25,696
VAT prepayments	157,048	159,199	24,468
Receivable from third party payment platform	37,057	65,765	10,108
Inventory	999	26,761	4,113
Prepaid expenses	24,757	22,484	3,456
Loan to a third party (i)	—	22,000	3,381
Advances to suppliers	50,088	15,330	2,356
Others	55,201	48,478	7,451

Total	571,306	918,243	141,131

(i)	On December 28, 2017, the Group made a convertible loan investment of RMB22,000 (US$3,381) to a third-party retail company. The conversion features and the put option were considered as embedded derivatives that do not meet the criteria to be bifurcated and were accounted for together with the loan receivable. In accordance with ASC 810, Consolidation, the third-party retail company is a variable interest entity, as it does not have sufficient equity at risk to fully fund the construction of all assets required for principal operations. As of December 31, 2017, the Group’s maximum exposure to loss as a result of its involvement with the third-party retail company was RMB30,839 (US$4,740), which also equals to the carrying amount of the convertible loan and advance. The Group is not considered as the primary beneficiary, as it does not has power to direct the activities of the third-party retail company that most significantly impact its economic performance.

(Reversal) Provision for doubtful accounts for the years ended December 31, 2015, 2016 and 2017 were RMB(453), RMB4,337 and RMB1,299 (US$200), respectively.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

7.	PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2016	2017
	RMB	RMB	US$
Electronic equipment	127,786	129,403	19,890
Leasehold improvements	62,702	62,216	9,562
Office equipment and fixtures	25,091	26,495	4,072
Motor vehicles	4,209	4,472	687
Construction in progress	—	2,466	379
Less: Accumulated depreciation	(102,349)	(135,915)	(20,890)

Property and equipment, net	117,439	89,137	13,700

Depreciation expense of property and equipment for the years ended December 31, 2015, 2016 and 2017 were RMB26,002, RMB46,455 and RMB45,156 (US$6,940), respectively.

8.	INTANGIBLE ASSETS, NET

Intangible assets and the related accumulated amortization were summarized as follows:

	As of December 31, 2016
	Gross carrying value	Accumulated amortization	Accumulated impairment	Net carrying value
	RMB	RMB	RMB	RMB
Indefinite-lived:
Trade name and domain names	2,161	—	—	2,161
Finite-lived:
Technology	208,716	(149,176)	—	59,540
Online game licenses	69,198	(26,622)	(35,619)	6,957
Customer/supplier relationship	94,160	(31,759)	—	62,401
User base	79,438	(73,368)	—	6,070
Trademarks	45,709	(11,437)	—	34,272
Domain names	3,317	(1,990)	—	1,327
Non-compete agreements	8,547	(3,633)	—	4,914
Platform	76,317	(26,708)	—	49,609

	587,563	(324,693)	(35,619)	227,251

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

	As of December 31, 2017
	Gross carrying value	Accumulated amortization	Accumulated impairment	Net carrying value
	RMB	RMB	RMB	RMB	US$
Indefinite-lived:
Trade name and domain names	2,161	—	(2,161)	—	—
Finite-lived:
Technology	228,374	(172,976)	—	55,398	8,514
Online game licenses	66,992	(28,496)	(34,608)	3,888	598
Customer relationship	46,627	(39,204)	(2,654)	4,769	733
User base	74,871	(74,871)	—	—	—
Trademarks	20,533	(14,854)	(1,198)	4,481	689
Domain names	4,247	(2,567)	—	1,680	258
Non-compete agreements	1,610	(1,610)	—	—	—
Platform	71,885	(39,532)	(32,344)	9	1

	517,300	(374,110)	(72,965)	70,225	10,793

The Group recognized impairment loss on intangible assets of RMB26,136, RMB2,889 and RMB38,862 (US$5,973) for the years ended December 31, 2015, 2016 and 2017, respectively.

Amortization expense of intangible assets for the years ended December 31, 2015, 2016 and 2017 were RMB120,834, RMB116,903 and RMB91,145 (US$14,009), respectively. Estimated amortization expense relating to the existing intangible assets with finite lives for each of next five years and thereafter is as follows:

	Years ending December 31,
	RMB	US$
2018	34,715	5,335
2019	18,202	2,797
2020	11,295	1,736
2021	1,254	193
2022	1,254	193
Thereafter	3,505	539

9.	GOODWILL

The changes in the carrying amount of goodwill were as follows:

RMB
Balance as of January 1, 2016	617,863
Goodwill acquired in business combinations (note 3)	277,492
Foreign exchange effect	48,567

Balance as of December 31, 2016	943,922

Foreign exchange effect	(4,206)

Balance as of March 31, 2017	939,716

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

	Utility Products and Related Services	Mobile Entertainment	Others	Total
	RMB	RMB	RMB	RMB
Balance as of March 31, 2017	541,543	398,173	—	939,716
Goodwill acquired in business combinations (note 3)	—	—	12,928	12,928
Deconsolidation of News Republic	—	(278,131)	—	(278,131)
Foreign exchange effect	(22,958)	(17,398)	—	(40,356)

Balance as of December 31, 2017	518,585	102,644	12,928	634,157

Balance as of December 31, 2017 in US$	79,705	15,776	1,987	97,468

For the years ended December 31, 2015, 2016 and 2017, the Group recognized impairment loss of RMB23,746, nil and nil for the online lottery business reporting unit as the carrying amount exceeded its fair value due to suspension on the online lottery sales in response to the PRC government’s regulatory uncertainty.

10.	BANK LOANS

Between 2015 and 2017, the Group entered into several revolving loan facility agreements with certain financial institutions, pursuant to which the Group is entitled to borrow US$ denominated loan with total amount of US$85,000 (equivalent to RMB555,407) and RMB denominated loan of total amount of RMB50,000 (US$7,685). As of December 31, 2017, the group has drawn down US$50,000 (equivalent to RMB326,710) and the loan was secured by a pledge of bank deposit US$10,000 (equivalent to RMB65,342). The interest rate on outstanding utilized amount under those credit facilities is calculated based on 1.5%~1.65% per annum over 1 to 3 month LIBOR for both the years ended December 31, 2016 and 2017. The credit facilities are mainly reserved for the general working capital of the Group.

Between 2010 and 2015, the Group entered into several loan agreements with certain financial institutions, pursuant to which the Group borrowed unsecured Euro denominated loans of Euro1,581 (equivalent to RMB12,389). The loans are settled with interest rate ranging from 1.98% to 2.92% during the respective term of loans. The Group has repaid Euro357 (equivalent to RMB2,795) of principals as of December 31, 2017.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

11.	ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other current liabilities

	As of December 31,
	2016	2017
	RMB	RMB	US$
Payable to online advertising platforms as an agency	364,206	490,981	75,462
Accrued advertising, marketing and promotional expenses	194,791	231,330	35,555
Salary and welfare payable	229,146	208,116	31,987
Accrued operating expenses	150,828	200,387	30,799
Deferred revenue	161,197	123,324	18,955
Accrued bandwidth and internet data center costs	57,491	56,660	8,708
Other taxes payable	35,562	33,159	5,096
Payable for purchase of property, equipment and intangible assets	10,902	30,530	4,692
Advances from disposal of investments	31,728	19,200	2,951
Deferred government subsidies	15,692	10,980	1,688
Payable for acquisition	89,155	—	—
Contingent consideration payable	19,933	—	—
Others	47,788	127,822	19,646

Total	1,408,419	1,532,489	235,539

Other non-current liabilities

	As of December 31,
	2016	2017
	RMB	RMB	US$
Uncertain tax position	22,606	43,832	6,737
Deferred revenue	6,001	5,117	786
Payable for acquisition	3,468	3,226	496
Contingent consideration payable	10,425	—	—
Others	—	2,399	369

Total	42,500	54,574	8,388

12.	SEGMENT INFORMATION

The Company presents segment information after elimination of inter-company transactions. In general, revenue, cost of revenue and operating expenses are directly attributable, or are allocated, to each segment. The Company allocates costs and expenses that are not directly attributable to a specific segment, such as those that support infrastructure across different segments, to different segments mainly on the basis of usage, revenue or headcount, depending on the nature of the relevant costs and expenses. The Company does not allocate assets to its segments as the CODM does not evaluate the performance of segments using asset information.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

The following tables present the summary of each segment’s revenue, operating income (loss) which is considered as a segment operating performance measure, for the years ended December 31, 2015, 2016 and 2017:

	Year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
Revenues:
Utility Products and Related Services	3,465,239	3,870,995	3,439,563	528,651
Mobile Entertainment	281,671	693,195	1,496,443	229,999
Others	26,967	460	38,751	5,956

Total consolidated revenues	3,773,877	4,564,650	4,974,757	764,606

Operating income (loss):
Utility Products and Related Services	737,668	843,518	979,447	150,537
Mobile Entertainment	(115,283)	(531,989)	(417,350)	(64,146)
Others	(89,747)	(17,828)	(41,901)	(6,440)

	532,638	293,701	520,196	79,951
Unallocated expenses(i)	(315,740)	(306,149)	(73,316)	(11,268)

Total consolidated operating income (loss)	216,898	(12,448)	446,880	68,683

(i)	Unallocated items include share-based compensation which are not allocated to segments.

13.	GEOGRAPHICAL INFORMATION

The following tables set forth revenues and property and equipment, net by geographic area:

	For the years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
Revenues:
PRC	1,840,290	1,817,874	1,639,248	251,948
Non-PRC(i)	1,933,587	2,746,776	3,335,509	512,658
United States	282,543	977,257	2,071,646	318,406
Ireland(ii)	1,086,110	911,154	553,028	84,999
Rest of the world(iii)	564,934	858,365	710,835	109,253

	As of December 31,
	2016	2017
	RMB	RMB	US$
Property and equipment, net:
PRC	109,846	83,628	12,853
Non-PRC	7,593	5,509	847

(i)	Non-PRC revenue refers to revenues generated by the Group’s operating legal entities incorporated outside China. Such revenues are primarily attributable to customers located outside China based on customers’ registered addresses.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

(ii)	Revenues from Ireland were primarily derived from online advertising service from Facebook, which is incorporated in Ireland but operates primarily in the United States, representing 11% of the Group’s total revenue for the year ended December 31, 2017.
(iii)	No individual country, other than disclosed above, exceeded 10% of total revenues for any period presented.

14.	INCOME TAXES

The Company is incorporated in the Cayman Islands and conducts its primary business operations through its subsidiaries, VIEs and subsidiary of VIEs in the PRC. It also has subsidiaries mainly in the United States, Hong Kong, Singapore, Japan, France and Taiwan.

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain arising in Cayman Islands. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

The United States

Cheetah Mobile America and MobPartner Inc. are incorporated in the United States and are subject to 35% federal income tax in United States and 8.84% state income tax in California. On December 22, 2017, President Trump signed into law H.R. 1 (introduced as the Tax Cuts and Jobs Act) (the “New U.S. Tax Law”). The corporate income tax is permanently reduced from 35% to 21% in the New U.S. Tax Law, which took effect from January 1, 2018.

Hong Kong

Cheetah Technology, HK Zoom, Youloft HK, Cheetah Information Hong Kong Live.me and Cheetah Mobile Hong Kong are incorporated in Hong Kong and are subject to Hong Kong profits tax rate of 16.5%.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

Pursuant to CaiShui [2008] No.1, qualified new software development enterprises are each entitled to a tax holiday of two-year full EIT exemption followed by three-year 50% EIT reduction (“2+3 tax holiday”) starting from their respective first profit-making year. Conew Network and Chongqing Calendar, being qualified new software development enterprises, started each of their 2+3 tax holidays from 2013 and 2015, respectively. Further, Zhuhai Juntian, Beijing Security, Beijing Mobile, Beijing Network, Baomi Technology and Moxiu Technology being qualified as High New Technology Enterprise (“HNTE”) are entitled to the preferential income tax rate of 15% for three years.

Without the tax holidays, the Group’s income tax expenses would have increased by RMB21,301, RMB31,470 and RMB67,934 (US$10,441) for the years ended December 31, 2015, 2016 and 2017, respectively. The impacts of the tax holidays on the basic earnings (losses) per share were an increase of RMB0.0155, RMB0.0227 and RMB0.0487 (US$0.0075) for the years ended December 31, 2015, 2016 and 2017, respectively.

Under the EIT Law, dividends paid by PRC enterprises out of profits earned post-2007 to non-PRC tax resident investors are subject to PRC dividend withholding tax of 10%. A lower withholding tax rate may be applied based on applicable tax treaties with certain jurisdictions.

Income (loss) before income taxes consists of:

	Year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
PRC	154,095	(54,764)	242,820	37,321
Non-PRC	84,282	(14,132)	1,190,445	182,967

Total	238,377	(68,896)	1,433,265	220,288

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

The current and deferred portions of income tax expenses (benefits) included in the consolidated statements of comprehensive income (loss) are as follows:

	Year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
Current income tax expenses	70,820	41,243	82,908	12,742
Deferred income tax benefits	(7,080)	(53,432)	(25,306)	(3,889)

Income tax expenses (benefits) for the year	63,740	(12,189)	57,602	8,853

A reconciliation of the differences between the statutory tax rate and the effective tax rate for enterprise income tax is as follows:

	Year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
Income (loss) before income tax	238,377	(68,896)	1,433,265	220,288
Income tax expense (benefit) computed at the PRC statutory tax rate of 25%	59,594	(17,224)	358,316	55,072
Effect of different tax rates in different jurisdictions	(21,538)	(18,988)	(119,565)	(18,376)
Effect of tax holiday and preferential tax rates	(35,434)	(20,969)	(80,671)	(12,399)
Research and development super-deduction	(47,179)	(54,081)	(50,223)	(7,719)
Non-taxable income(i)	(251)	(6,484)	(188,139)	(28,916)
Non-deductible expenses(ii)	84,599	81,569	71,039	10,918
Effect of change in tax rate	1,464	5,009	7,279	1,119
Outside basis difference on investment in VIEs	11,378	(2,847)	9,808	1,507
Withholding tax and others	6,160	10,962	18,149	2,789
Changes in valuation allowance	4,947	10,864	31,609	4,858

Income tax expenses (benefits)	63,740	(12,189)	57,602	8,853

(i)	Non-taxable income mainly consist of gains on disposal of subsidiaries and long-term investments that are not subject to tax under the tax laws of different jurisdictions.
(ii)	Non-deductible expenses mainly consist of share-based compensation expenses, entertainments and other expenses that are not allowed to be deducted under the tax laws of different jurisdictions.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Deferred taxes were measured using the enacted tax rates for the periods in which the temporary differences are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax balances as of December 31, 2016 and 2017 are as follows:

	As of December 31,
	2016	2017
	RMB	RMB	US$
Deferred tax assets, current portion:
Deferred revenue	646	—	—
Provision for doubtful debts	8,495	—	—
Tax loss carry forward	263	—	—
Accrued expenses	2,767	—	—
Government subsidies	2,354	—	—
Others	1,173	—	—
Less: Valuation allowance	171	—	—

Current deferred tax assets	15,527	—	—

Deferred tax assets, non-current portion:
Deferred revenue	1,566	1,924	296
Provision for doubtful debts	—	8,132	1,250
Intangible assets and accrued expense	6,560	6,653	1,022
Equity investment loss	10,725	16,160	2,484
Tax loss carry forward	84,824	93,295	14,339
Share-based compensation	11,206	1,056	162
Government subsidies	—	1,647	253
Others	1,145	758	117
Less: Valuation allowance	41,217	71,983	11,064

Non-current deferred tax assets	74,809	57,642	8,859

Deferred tax liabilities, non-current portion:
Long-lived assets arising from business acquisitions	54,176	5,324	818
Outside basis difference on investment in VIEs	58,262	68,069	10,462

Non-current deferred tax liabilities	112,438	73,393	11,280

The Group operates through several subsidiaries, VIEs and subsidiary of VIEs and the valuation allowance is considered for each subsidiary, VIE and subsidiary of VIE on an individual basis. As of December 31, 2016 and 2017, the Group’s total deferred tax assets before valuation allowances were RMB131,724 and RMB129,625 (US$19,923), respectively. As of December 31, 2016 and 2017, the Group recorded valuation allowances of RMB41,388 and RMB71,983 (US$11,064), respectively, on its deferred tax assets that are sufficient to reduce the deferred tax assets to the amounts that are more-likely-than-not to be realized.

Undistributed earnings of certain of the Company’s PRC subsidiaries amounted to approximately RMB654,425 and RMB726,019 (US$111,587) on December 31, 2016 and 2017, respectively. Those earnings are considered to be indefinitely reinvested; accordingly, no provision for PRC withholding tax has been provided thereon. Upon repatriation of those earnings in the form of dividends, the Group would be subject to PRC

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

withholding tax at 10%. The PRC withholding tax rate could be reduced to 5% should the treaty benefit between Hong Kong and the PRC be applicable. As such, the amount of unrecognized deferred income tax liabilities is approximately ranging from RMB32,721 to RMB65,442 and RMB36,301 (US$5,579) to RMB72,602 (US$11,159) as of December 31, 2016 and 2017, respectively.

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

As of December 31, 2017, the Group had taxable losses of approximately RMB406,398 (US$62,462) deriving from entities in the PRC, Hong Kong, France, United States and Taiwan, which can be carried forward per tax regulation to offset future net profit for income tax purposes. The PRC taxable loss will expire from 2018 to 2022; the United States taxable loss will expire from 2036, the Taiwan taxable loss will not expire until 2027, the Hong Kong and France taxable loss can be carried forward without an expiration date.

Unrecognized tax benefits

As of December 31, 2016 and 2017, the Group had unrecognized tax benefits of RMB61,557 and RMB63,252 (US$9,722), of which RMB43,934 and RMB29,629 (US$4,554), respectively, were deducted against the deferred tax assets on tax losses carry forward, and the remaining amounts of RMB17,623 and RMB33,623 (U$5,168), respectively were presented in the other non-current liabilities in the consolidated balance sheets. The Group’s unrecognized tax benefits for the years ended December 31, 2016 and 2017 were primarily related to the tax-deduction of share-based compensation expenses and other expenses. It is possible that the amount of unrecognized benefits will change in the next 12 months; however, an estimate of the range of the possible change cannot be made at this moment. As of December 31, 2016 and 2017, there are RMB13,228 and RMB33,623 (US$5,168) of unrecognized tax benefits that if recognized would impact the annual effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefit is as follows:

	2016	2017
	RMB	RMB	US$
Balance at January 1	46,615	61,557	9,461
Additions based on tax positions related to current year	15,447	3,004	462
Reversal based on tax positions related to prior years	(505)	(1,309)	(201)

Balance at December 31	61,557	63,252	9,722

The Group recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expenses. For the years ended December 31, 2016 and 2017, the Group recognized approximately RMB3,489 and RMB5,226 (US$803) in interest and nil in penalties. The Group had approximately RMB4,983 and RMB10,209 (US$1,569) accrued interest as of December 31, 2016 and 2017, respectively.

As of December 31, 2017, the tax years ended December 31, 2012 through 2017 for the Group’s subsidiaries in the PRC and the VIEs are generally subject to examination by the PRC tax authorities.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

15.	RELATED PARTY TRANSACTIONS

a) Principal related parties

Name of related parties	Relationship with the Group
Tencent and its subsidiaries (“Tencent Group”)	Entities controlled by a shareholder of the Group
Kingsoft and its subsidiaries (“Kingsoft Group”)	Entities controlled by a shareholder of the Group
Matrix Partners China IV Hong Kong Limited (“Matrix Partners”)	Entities controlled by a director of the Group
Xiaomi and its subsidiaries (“Xiaomi Group”)	Entities controlled by a director of the Group
Beijing OrionStar Technology Co., Ltd. (“Beijing OrionStar”)	Entities controlled by a director of the Group
Baomi Technology	Former equity investees (note 3)

b) In addition to the transactions detailed elsewhere in these financial statements, the Group had the following material related party transactions for the years ended December 31, 2015, 2016 and 2017:

			For the years ended December 31,
			2015	2016	2017
			RMB	RMB	RMB	US$
Corporate, technical support and leasing services received from:	(i	)
Kingsoft Group			7,588	26,613	28,596	4,395
Tencent Group			—	—	17,399	2,674
Licensing fees paid to:	(ii	)
Kingsoft Group			9,129	12,162	8,435	1,296
Promotion services received from:	(iii	)
Kingsoft Group			28,231	22,599	8,142	1,251
Tencent Group			41,599	39,069	30,695	4,718
Xiaomi Group			47,826	59,377	61,042	9,382
Promotion services provided to:	(iv	)
Tencent Group			293,510	153,650	58,669	9,017
Technical support services provided to:	(v	)
Beijing OrionStar			—	—	10,920	1,678
Capital injection provided to:
Beijing OrionStar (note 4)			—	—	264,768	40,694
Capital injection received from:
Matrix Partners (note 19)			—	—	151,419	23,273
Sales of products to:
Baomi Technology	(vi	)	12,701	—	—	—

(i)	In 2015, 2016 and 2017, the Group entered into agreements with Kingsoft Group and Tencent Group, pursuant to which these entities provided services including corporate, technology support and leasing services to the Group.
(ii)

On January 1, 2009, Kingsoft Japan entered into an exclusive licensing agreement with Kingsoft Group, pursuant to which Kingsoft Group granted Kingsoft Japan the exclusive right to use certain office software

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

within Japan and to sub-license such software to original equipment manufacturers in Japan solely for their self-use and sale of products and services.
(iii)	In 2015, 2016 and 2017, the Group entered into agreements with Kingsoft Group, Tencent Group and Xiaomi Group for promotion services ranging from one to two years.
(iv)	In 2015, 2016 and 2017, the Group entered into a series of agreements with Tencent Group to provide online advertising services.
(v)	In 2017, the Group entered into a series of agreements with Beijing OrionStar to provide technical support services.
(vi)	In 2015, the Group entered into a series of agreements with Baomi Technology to sell purifiers.

c) The balances between the Group and its related parties as of December 31, 2016 and 2017 are listed below:

(1) Amount due from related parties

	As of December 31,
	2016	2017
	RMB	RMB	US$
Kingsoft Group	15,262	16,227	2,494
Xiaomi Group	7,694	13,395	2,059
Tencent Group	14,412	11,598	1,782
Other related parties (i)	6,910	18,048	2,775

Total	44,278	59,268	9,110

(2) Amount due to related parties

	As of December 31,
	2016	2017
	RMB	RMB	US$
Kingsoft Group	26,247	16,146	2,482
Xiaomi Group	11,638	26,072	4,007
Tencent Group	26,421	36,591	5,624
Other related parties (i)	6,861	3,001	461

Total	71,167	81,810	12,574

All the balances with related parties as of December 31, 2016 and 2017 were unsecured and repayable on demand. Nil and RMB8,282 allowance for doubtful accounts was recognized for the amount due from related parties for the years ended December 31, 2015 and 2016. RMB7,312 (US$1,124) allowance for doubtful accounts was reversed for the amount due from related parties for the years ended December 31, 2017.

(i)	The balances mainly represent services received from or provided to the Group’s equity investees and entities controlled by a director of the Group in the ordinary course of business.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

16.	SHARE-BASED COMPENSATION

2014 Restricted Shares Plan

On April 22 and April 24, 2014, the board of directors and the shareholders of the Company approved to adopt a restricted shares plan (the “2014 Restricted Shares Plan”), respectively. Under the 2014 Restricted Shares Plan, the Company is authorized to issue up to 122,545,665 Class A ordinary shares (excluding shares which have lapsed or have been forfeited) pursuant to the grant of restricted shares and restricted share units thereunder. Unless terminated earlier, the 2014 Restricted Shares Plan will terminate automatically in 2024. The share awards granted under 2014 Restricted Shares Plan had vesting terms of no longer than 5 years from the date of grant. Except for service conditions, there were no other vesting conditions for all the awards under 2014 Restricted Shares Plan. The following table summarizes the Company’s restricted shares with an option feature activity under the 2014 Restricted Shares Plan during the year ended December 31, 2017:

	Number of shares	Weighted Average Exercise Price (US$)	Weighted Average Grant Date Fair Value (US$)	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (US$)
Outstanding at January 1, 2017	50,865,930	0.31	1.37	7.31	32,839
Granted	13,848,890	0.34	0.78
Forfeited	(26,612,224)	0.31	1.20
Exercised	(8,277,510)	0.28	1.50

Outstanding at December 31, 2017	29,825,086	0.33	1.22	6.31	26,064

Vested and expected to vest at December 31, 2017	29,825,086

Exercisable as at December 31, 2017	4,109,262

Total intrinsic value of restricted shares with an option feature exercised for the year ended December 31, 2017 was RMB42,548 (US$6,539). The weighted-average grant-date fair value of options granted during the years 2016 and 2017 was US$1.13 and US$0.78, respectively.

The grant date fair value of each restricted share with an option feature is estimated on the date of grant using the binomial tree option pricing model with the following assumptions used for grants in 2017:

Year ended December 31, 2017
Fair value of ordinary share (US$)	0.84~1.21
Risk-free interest rates	2.81%~2.99%
Expected volatility range	55.9%~58.0%
Expected dividend yield	0%
Expected exercise multiple	2.2
Fair value per option granted (US$)	0.55~0.93

The risk-free interest rate for periods within the contractual life of the restricted shares with an option feature is based on the U.S. Treasury yield curve in effect at the time of grant for a term consistent with the

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

contractual term of the awards. Expected volatility is estimated based on the historical volatility ordinary shares of several comparable companies in the same industry. The dividend yield is estimated based on expected dividend policy over the expected term of the restricted shares with an option feature. The expected exercise multiple is based on management’s estimation, which the Company believes is representative of the future.

As of December 31, 2016 and 2017, 3,265,470 and 11,542,980 Class A ordinary shares were issued and outstanding for the exercised share awards under the 2014 Restricted Shares Plan.

As of December 31, 2017, there was RMB92,751 (US$14,256) of total unrecognized share-based compensation expenses related to non-vested restricted shares with an option feature and the cost is expected to be recognized over a weighted average period of 2.32 years. Total estimated share-based compensation expenses may be adjusted for future changes in forfeiture rate.

2013 Incentive Scheme

On January 2, 2014, the Company adopted an equity incentive scheme (the “2013 Incentive Scheme”). The 2013 Incentive Scheme provides for the grant of ordinary shares, restricted shares, share options and share appreciation rights to the employees, directors or non-employee consultants of the Company. The maximum number of the Company’s ordinary shares which may be issued under the 2013 Incentive Scheme is 64,497,718 (excluding shares which have lapsed or have been forfeited). The 2013 Incentive Scheme is valid and effective for a term of ten years commencing from its adoption. Except for service conditions, there were no other vesting conditions for all the awards under 2013 Incentive Scheme. As of December 31, 2017, all the share awards granted under 2013 Incentive Scheme were restricted shares with an option feature with vesting terms of no longer than 5 years from the date of grant.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

The following table summarizes the Group’s restricted shares with an option feature activity under the 2013 Incentive Scheme during the year ended December 31, 2017:

	Number of shares	Weighted Average Exercise Price (US$)	Weighted Average Grant Date Fair Value (US$)	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (US$)
Outstanding at January 1, 2017	48,967,051	0.33	1.22	7.01	30,438
Granted	3,468,360	0.34	0.60
Forfeited	(5,009,400)	0.34	1.27
Exercised	(5,131,110)	0.33	1.30

Outstanding at December 31, 2017	42,294,901	0.33	1.15	6.01	36,941

Vested and expected to vest at December 31, 2017	42,294,901

Exercisable as at December 31, 2017	20,073,089

Total intrinsic value of restricted shares with an option feature exercised for the year ended December 31, 2017 was RMB24,201 (US$3,720). The weighted-average grant-date fair value of options granted during the years 2017 was US$0.60.

The grant date fair value of each restricted share with an option feature is estimated on the date of grant using the binomial tree option pricing model with the following assumptions used for grants in 2017:

Year ended December 31, 2017
Fair value of ordinary share (US$)	0.84~1.21
Risk-free interest rates	2.78%~2.99%
Expected volatility range	56.1%~57.5%
Expected dividend yield	0%
Expected exercise multiple	2.2
Fair value per option granted (US$)	0.53~0.88

The risk-free interest rate for periods within the contractual life of the restricted shares with an option feature is based on the U.S. Treasury yield curve in effect at the time of grant for a term consistent with the contractual term of the awards. Expected volatility is estimated based on the historical volatility ordinary shares of several comparable companies in the same industry. The dividend yield is estimated based on expected dividend policy over the expected term of the restricted shares with an option feature. The expected exercise multiple is based on management’s estimation, which the Company believes is representative of the future.

As of December 31, 2016 and 2017, 9,983,080 and 15,114,190 Class A ordinary shares were issued and outstanding for the exercised share awards under the 2013 Incentive Scheme, respectively.

As of December 31, 2017, there was RMB41,509 (US$6,380) of total unrecognized share-based compensation expenses related to non-vested restricted shares with an option feature and the cost is expected to be recognized over a weighted average period of 1.8 years. Total estimated share-based compensation expenses may be adjusted for future changes in forfeiture rate.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

The Group has set up the Share Award Scheme Trust for the purpose of administering the 2011 Share Award Scheme and holding shares awarded to the employees before they vest. As of December 31, 2017, 5,226,718 (2016: 4,793,807) forfeited and ungranted restricted shares are held by the Share Award Scheme and available to be granted in the future.

Under the 2011 Share Award Scheme, 3,000,000 restricted shares were granted to two employees who have the unilateral right to request the Company to repurchase their vested restricted shares at a fixed price of RMB4 per share (if certain breaching conditions considered within the control of the employee are not met). The Company also has the option to repurchase up to all of the vested restricted shares at a fixed price of RMB4 per share if (i) the employee has served the Company for more than a year but less than four years; and (ii) employment is terminated for any reason either by the Company or the employee. The restricted shares are accounted for as tandem awards as they provide the employees the option to put the restricted shares back to the Company and therefore, have both an equity and liability component.

The equity portion of the restricted share is recognized as share-based compensation based on its grant date fair value over the requisite service period of four years. The redemption right liability as of December 31, 2016 and 2017 were RMB652 and RMB596 (US$92), respectively. The redemption right liability considers the fair value of the employee’s redemption right as of the end of a reporting period and the number of restricted shares that have vested to date. For the year ended December 31, 2017, the change in the fair value of the redemption right liability of RMB27 (US$4) was recorded as share-based compensation expenses and RMB33 (US$5) was recorded in changes in fair value of put options granted to employees, respectively.

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

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

The following table summarizes the restricted shares activity pursuant to the 2011 Share Award Scheme for the year ended December 31, 2017:

	Number of ordinary shares	Weighted average grant date fair value (US$)
Unvested at January 1, 2017	7,007,672	1.30
Granted	484,000	0.91
Vested	(3,128,262)	1.23
Forfeited	(916,910)	1.23

Unvested at December 31, 2017	3,446,500	1.32

The weighted-average grant-date fair value of restricted share granted during the years 2016 and 2017 was US$1.61 and US$0.91, respectively.

As of December 31, 2017, the total estimated unrecognized share-based compensation expenses related to restricted shares awarded to employees pursuant to the 2011 Share Award Scheme amounted to RMB4,979 (US$765), and is expected to be recognized over a weighted-average period of 1.11years. Total unrecognized share-based compensation expenses may be adjusted for future changes in forfeiture rate.

The total fair value of vested restricted shares on their respective vesting dates during the years ended December 31, 2015, 2016 and 2017 were RMB301,715, RMB120,343 and RMB21,149 (US$3,251), respectively.

Other Share Incentive Awards

The Group granted some restricted shares to certain individuals for their employment or consultant service with the Group in connection with certain investments and acquisitions made by the Group. Such awards are subjected to such employees and consultants’ continued employment with the Group for specified terms.

The following table summarizes the restricted shares activity pursuant to the Other Share Incentive Awards for the year ended December 31, 2017:

	Number of ordinary shares	Weighted average grant date fair value (US$)
Unvested at January 1, 2017	1,992,651	1.08
Vested	(1,264,554)	0.99
Forfeited	(154,062)	1.83

Unvested at December 31, 2017	574,035	1.21

The weighted-average grant-date fair value of options granted during the year 2016 was US$1.62.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

As of December 31, 2017, the total estimated unrecognized share-based compensation expenses related to the Other Share Incentive Award to grantees amounted to RMB436 (US$67), and is expected to be recognized over a weighted-average period of 0.29 years. Total unrecognized share-based compensation expenses may be adjusted for future changes in forfeiture rate.

The total fair value of vested restricted shares on their respective vesting dates during the years ended December 31, 2015, 2016 and 2017 were RMB12,247, RMB12,831 and RMB7,888 (US$1,212), respectively.

Total share-based compensation expenses recorded by the Group are as follows:

	Years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
Cost of revenues	1,523	1,490	762	117
Research and development	142,777	148,211	20,691	3,180
Selling and marketing	18,206	13,830	39	6
General and administrative	153,234	142,618	51,824	7,965

	315,740	306,149	73,316	11,268

17.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group leases facilities under non-cancelable operating leases expiring on different dates. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases. Total rental expense for offices was RMB82,710, RMB88,694, and RMB78,303 (US$12,035) for the years ended December 31, 2015, 2016 and 2017, respectively. Total other operating lease expenses were RMB222,138, RMB347,711, and RMB333,813 (US$51,306) for the years ended December 31, 2015, 2016 and 2017, respectively.

Future minimum payments under non-cancelable operating leases consist of the following as of December 31, 2017:

	RMB	US$
2018	76,554	11,766
2019	67,495	10,374
2020	46,926	7,212
2021	20	3
2022 and thereafter	5	1

	191,000	29,356

Provision of loan facility

In December, 2017, Beijing Security entered into a loan facility of RMB44,000 to a third party. As of December 21, 2017, RMB22,000 was drawn by the third party.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Litigation

On November 8, 2017, a putative shareholder class action lawsuit was filed in the United States District Court for the Central District of California against the Company and certain of officers: Michael Masterson v. Cheetah Mobile Inc., et al., Case No. 17-cv-08141 7952-R-AFM (C.D. Cal.). This putative shareholder class action lawsuit’s complaint alleges that certain press releases and SEC filings made by the Company between April 26, 2017 and October 25, 2017 relating to the business and operating results contained false or misleading statements in violation of the federal securities laws. On January 8, 2018, the plaintiff filed a motion for appointment as lead plaintiff and for approval of choice of counsel, which motion remains pending before the court. On January 25, 2018, the Company filed a motion to dismiss the complaint. On February 15, 2018, the plaintiff filed an amended complaint against the company and certain of officers, which asserts that certain press releases and SEC filings made by the Company between May 8, 2014 and October 25, 2017 relating to the business and operating results contained false or misleading statements and alleges violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. On March 1, 2018, the Company filed a motion to dismiss the amended complaint, which motion is pending before the court. As the action remains in its preliminary stages, the Company’s management is currently unable to express any opinion on the likelihood of an unfavorable outcome or any estimate of the amount or range of any potential loss.

The Group is involved in several other proceedings as of December 31, 2017 which are either immaterial, or the Group does not believe that a reasonable possibility of loss has been incurred as the proceedings are in the early stages, and/or there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. As a result, there is considerable uncertainty regarding the timing or ultimate resolution of such matters, which includes eventual loss, fine, penalty or business impact, if any, and therefore, an estimate for the reasonably possible loss or a range of reasonably possible losses cannot be made. However, the Group believes that such matters, individually and in the aggregate, when finally resolved, are reasonably likely not to have a material adverse effect on the Group’s consolidated results of operations, financial position and cash flows.

18.	SHAREHOLDERS’ EQUITY

Ordinary shares

Immediately following the closing of the IPO, the Memorandum and Articles of Association were amended and restated such that the authorized share capital of the Company was reclassified and redesignated into 10,000,000,000 shares comprising of (i) 7,600,000,000 Class A ordinary shares; (ii) 1,400,000,000 Class B ordinary shares; and (iii) 1,000,000,000 reserved shares at par value of US$0.000025 per share. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each share of Class A ordinary shares is entitled to one vote per share and is not convertible into Class B ordinary shares under any circumstances. Each share of Class B ordinary shares is entitled to ten votes per share and is convertible into one Class A ordinary share at any time by the holder thereof. Upon any transfer of Class B ordinary shares by the holder thereof to any person or entity that is not an affiliate of such holder, such Class B ordinary shares would be automatically converted into an equal number of Class A ordinary shares. There were 43,385,700 and 13,749,910 Class B ordinary shares transferred to Class A ordinary shares in the year ended December 31, 2016 and 2017, respectively.

As of December 31, 2016, there were 380,922,773 and 1,003,326,973 Class A and Class B ordinary shares outstanding. As of December 31, 2017, there were 409,345,857 and 992,705,325 Class A and Class B ordinary shares outstanding.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

	As of December 31,
	2016	2017
	RMB	RMB	US$
PRC statutory reserve funds	31,824	39,638	6,092
Unreserved retained earnings	205,469	1,525,245	234,426

Total retained earnings	237,293	1,564,883	240,518

Under PRC laws and regulations, there are restrictions on the Company’s subsidiaries in the PRC and VIEs with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Such restriction amounted to RMB1,264,954 (US$194,420) as of December 31, 2017.

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

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Accumulated other comprehensive income (loss)

The components of accumulated other comprehensive income (loss) is as follows:

	Foreign currency translation adjustments	Unrealized gains on available- for-sale securities	Total
		RMB	RMB
Balance at January 1,2015	(15,726)	17,927	2,201

Other comprehensive income before reclassification	115,515	9,729	125,244
Amounts reclassified from accumulated other comprehensive income	—	(6,814)	(6,814)
Other comprehensive loss attribute to noncontrolling interests	(1,515)	—	(1,515)

Balance at December 31, 2015	98,274	20,842	119,116

Other comprehensive income before reclassification	132,450	1,241	133,691
Amounts reclassified from accumulated other comprehensive income	—	(21,666)	(21,666)
Other comprehensive loss attribute to noncontrolling interests	(2,996)	—	(2,996)

Balance at December 31, 2016	227,728	417	228,145

Other comprehensive income before reclassification	(148,304)	(433)	(148,737)
Other comprehensive loss attribute to noncontrolling interests	4,798	—	4,798

Balance at December 31, 2017	84,222	(16)	84,206

Balance at December 31, 2017, in US$	12,945	(2)	12,943

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

There was nil tax expense or benefit recognized related to the changes of each component of accumulated other comprehensive income for the years ended December 31, 2015, 2016 and 2017.

19.	REDEEMABLE NONCONTROLLING INTERESTS

In April and November 2017, Live.me, the Company and certain investors mainly including Matrix Partners, Evolution Media China and Bytedance, etc. (collectively, the “Investors”) entered into share subscription and purchase agreements and certain other investment agreements to issue Series A Preferred Shares and B Preferred Shares (collectively as the “Live.me Preferred Shares”) for an aggregate cash consideration of US$45,000 (equivalent to RMB306,085) and US$50,000 (equivalent to RMB329,710) respectively. After the issuance of the Live.me Preferred Shares, the Group still held approximately 52.1% equity interests in Live.me on a fully-diluted, post-investment basis.

The main rights, preferences and privileges of Live.me Preferred Shares are as follows:

Liquidation preferences

In the event of any liquidation, dissolution or winding up of Live.me, either voluntarily or involuntarily, or in a deemed liquidation event, the assets of Live.me shall be distributed in the following order:

(i)	before any distribution or payment shall be made to the holders of ordinary shares, the Investors shall be entitled to receive, for each Live.me Preferred Share, a per share amount equal to 100% of the issuance price of such Live.me Preferred Shares plus all declared but unpaid dividend with respect thereto.

(ii)	After distribution or payment in full of the amount distributable or payable on the Live.me Preferred Shares, the remaining assets shall be distributed ratably among the holders of ordinary shares and Live.me Preferred Shares on an as-if-converted basis.

Redemption rights

An Investor has the right to require Live.me to purchase all or a portion of the shares held by such Investor at any time after the earliest to occur of (i) a Qualified IPO (as defined below) has not occurred within six years after the closing of the Series B financing, or (ii) any material breach of series A definitive agreements by Live.me or Live.me’s senior chief executive level management that causes business to be unable to continue in ordinary cause, or (iii) any material fraud of Yuki Yandan He or her controlled entity that causes the business and operation of Live.me to be unable to continue in ordinary cause, or (iv) request by other Investor for redemption of its shares. The redemption shall be completed within 90 business days from the date on which Live.me confirm the receipt of written redemption request of the relevant Investors. The redemption price equals initial investment plus 6% annual compound interests, plus any declared and unpaid dividends.

The redemption need to be done within 90 business days from the date on which Live.me confirm the receipt of written request of each Investors. The redemption price equals initial investment plus 6% annual compound interests, plus any declared and unpaid dividends.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

The Qualified IPO is defined as a firm commitment underwritten registered public offering in internationally recognized securities exchange or inter-dealer quotation system, with net proceeds of at least US$50 million and an implied pre-money valuation of US$500 million or more.

Conversion rights

Optional conversion

Live.me Preferred Shares are convertible, at the option of their holders, at any time after the date of issuance, into ordinary shares at an initial conversion ratio of 1:1 adjusted for share splits, share dividends, recapitalizations and similar transactions.

Automatic conversion

Each Live.me Preferred Shares shall automatically be converted into ordinary shares based on a one-for-one basis upon the earlier of (i) the closing of a Qualified IPO or (ii) the date specified by written consent or agreement of the holders of at least fifty percent (50%) of the then outstanding Series A Preferred Shares for conversion of Series A Preferred Shares or Series B Preferred Shares for conversion of Series B Preferred Shares, as adjusted in connection with share splits or share consolidation, reclassification, or other similar event.

Voting rights

The Investors have the number of votes as equal to the number of shares they hold.

Preemptive rights

Each holder of preferred shares has preemptive rights to purchase its Pro Rata Share of the new securities that Live.me may from time to time issue. “Pro Rata Share” is the ratio of (a) the number of ordinary shares (on an as-converted a fully diluted basis) then held by such preferred share holder, to (b) the total number of ordinary shares (on an as-converted and fully diluted basis) then outstanding immediately prior to the issuance of new securities.

The Group determined that Live.me Preferred Shares should be classified as mezzanine equity since they are contingently redeemable. The Group accreted Live.me Preferred Shares to their redemption value, which is purchase price plus 6% compound interest per year over the period since issuance to the earliest redemption date using the interest method. The Group recorded accretion of nil, nil and RMB13,451 as of December 31, 2015, 2016 and 2017, respectively.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

The redeemable noncontrolling interests for the years ended December 31, 2016 and 2017 are summarized below:

RMB
Balance at December 31, 2016	—

Issuance	635,795
Accretion	13,451

Balance at December 31, 2017	649,246

Balance at December 31, 2017 in US$	99,787

20.	EARNINGS (LOSSES) PER SHARE

Basic and diluted earnings (losses) per share for each of the years presented are calculated as follows:

	Year ended December 31,
	2015	2016	2017
	Ordinary shares	Ordinary shares	Class A ordinary shares	Class A ordinary shares	Class B ordinary shares	Class B ordinary shares
	RMB	RMB	RMB	US$	RMB	US$
Earnings (Losses) per share — basic
Numerator:
Net income (loss) attributable to Cheetah Mobile Inc.	176,347	(80,525)	380,733	58,518	967,461	148,695
Accretion of redeemable noncontrolling interests	—	—	(3,799)	(584)	(9,652)	(1,483)
Net income (loss) attributable to Cheetah Mobile Inc. after accretion of redeemable noncontrolling interests	176,347	(80,525)	376,934	57,934	957,809	147,212

Denominator:
Weighted average number of ordinary shares outstanding	1,372,863,321	1,387,254,551	393,753,299	393,753,299	1,000,550,027	1,000,550,027

Earnings (Losses) per share — basic	0.1285	(0.0580)	0.9573	0.1471	0.9573	0.1471

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

	Year ended December 31,
	2015	2016	2017
	Ordinary shares	Ordinary shares	Class A ordinary shares	Class A ordinary shares	Class B ordinary shares	Class B ordinary shares
	RMB	RMB	RMB	US$	RMB	US$
Earnings (Losses) per share — diluted
Numerator:
Net income (loss) attributable to Cheetah Mobile Inc. after accretion of redeemable noncontrolling interests	176,347	(80,525)	395,184	60,739	939,559	144,407
Reallocation of net income as a result of conversion of Class B into Class A ordinary shares	—	—	939,559	144,407	—	—

Net income (loss) attributable to ordinary shareholders	176,347	(80,525)	1,334,743	205,146	939,559	144,407

Denominator:
Weighted average ordinary shares outstanding	1,372,863,321	1,387,254,551	393,753,299	393,753,299	1,000,550,027	1,000,550,027
Dilutive effect of Restricted Shares	21,284,316	—	909,584	909,584	2,652,927	2,652,927
Dilutive effect of restricted shares with an option feature	32,663,302	—	27,289,001	27,289,001	—	—
Conversion of Class B into Class A ordinary shares	—	—	1,003,202,954	1,003,202,954	—	—

Denominator used for earnings (losses) per share	1,426,810,939	1,387,254,551	1,425,154,838	1,425,154,838	1,003,202,954	1,003,202,954

Earnings (losses) per share — diluted	0.1236	(0.0580)	0.9366	0.1439	0.9366	0.1439

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

	Years ended December 31,
	2015	2016	2017
	Ordinary shares	Ordinary shares	Class A ordinary shares	Class A ordinary shares	Class B ordinary shares	Class B ordinary shares
	RMB	RMB	RMB	US$	RMB	US$
Earnings (Losses) per ADS:
Denominator used for earnings (losses) per ADS — basic	137,286,332	138,725,455	39,375,330	39,375,330
Denominator used for earnings (losses) per ADS — diluted	142,681,094	138,725,455	142,515,484	142,515,484
Earnings (Losses) per ADS — basic	1.2845	(0.5805)	9.5728	1.4713

Earnings (Losses) per ADS — diluted	1.2360	(0.5805)	9.3656	1.4395

The Group did not include certain restricted shares and restricted shares with an option feature in the computation of diluted earnings (losses) per share for the years ended December 31, 2015, 2016 and 2017 because those restricted shares and restricted shares with an option were anti-dilutive for earnings (losses) per share for the respective years.

21.	TREASURY STOCK

On March 16, 2016, the Board of Directors of the Company authorized a share repurchase plan (the “Share Repurchase Plan”), pursuant to which the Company was authorized to repurchase its own issued and outstanding ADSs up to an aggregate value of US$100 million from the open market, in negotiated transactions off the market, or through other legally permissible means in accordance with applicable securities laws from time to time within one year. During the year ended December 31, 2016, the Company repurchased 2,536,808 ADSs, representing 25,368,080 Class A ordinary shares for aggregate consideration of RMB178,991. The ordinary shares representing the repurchased ADS are recorded as treasury stocks at purchase cost at the time of repurchase. In 2017, the Company cancelled these treasury shocks and recognized the difference between the repurchase costs and the par value in additional paid-in capital.

22.	EMPLOYEE BENEFIT

Full time employees of the Group participate in government mandated defined contribution plan, pursuant to which certain welfare benefits are provided to employees. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were approximately RMB105,554, RMB152,231 and RMB175,508 (US$26,975) for the years ended December 31, 2015, 2016 and 2017, respectively.

23.	FAIR VALUE MEASUREMENT

ASC 820-10, Fair Value Measurements and Disclosures: Overall, establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Level 2 — Include other inputs that are directly or indirectly observable in the marketplace

Level 3 — Unobservable inputs which are supported by little or no market activity

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

For the year ended December 31, 2017, assets and liabilities measured or disclosed at fair value are summarized below:

			Fair value measurement or disclosure at December 31, 2017 using
	Total Fair Value at December 31, 2017	Total Fair Value at December 31, 2017	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total losses
	RMB	US$	RMB	RMB	RMB	RMB
Fair value measurement — Recurring:
Available-for-sale debt security	182	28	182			(39)
Available-for-sale debt security	—	—			—	(6,594)
Fair value measurement — Non-Recurring:
Intangible assets, net	90	14			90	(38,862)
Other long-term investments	61,100	9,391			61,100	(268,432)

Total assets measured at fair value	61,372	9,433	182		61,190	(313,927)

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

The Group adjusts for other-than-temporary declines in fair value of its cost-method investments and recognizes an impairment loss in earnings equal to the excess of the investment’s cost over its fair value. All impairments recorded in the year ended December 31, 2017 (note 4) resulted from full impairments except for one cost method investment, which was written down from its carrying value of RMB 80,000 to fair value of RMB61,100 (US$9,391) as of December 31, 2017. The investee is a privately held company and the Group utilized market approach with significant unobservable inputs (Level 3) to estimate the fair value of the cost method investment that was not fully impaired.

For the year ended December 31, 2016, assets and liabilities measured or disclosed at fair value are summarized below:

		Fair value measurement or disclosure at December 31, 2016 using
	Total Fair Value at December 31, 2016	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total losses
	RMB	RMB	RMB	RMB	RMB
Fair value measurement — Recurring:
Available-for-sale debt security	7,353			7,353
Fair value measurement — Non-Recurring:
Intangible assets, net	370			370	(2,889)
Investment in equity investees	—			—	(11,453)
Other long-term investments	132,417			132,417	(129,616)

Total assets measured at fair value	140,140			140,140	(143,958)

Fair value measurement — Recurring:
Contingent consideration payable	30,358			30,358

Total liabilities measured at fair value	30,358			30,358

There were no transfers of fair value measurements into or out of Level 3 for the years ended December 31, 2015, 2016 and 2017.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

The Group has measured the available-for-sale debt securities and contingent consideration payable at fair value on a recurring basis using significant unobservable inputs (Level 3) as of the years ended December 31, 2016 and 2017. The significant unobservable inputs used in the fair value measurement and the corresponding impacts to the fair values are presented below:

	Valuation techniques	Unobservable inputs	Estimation as of December 31, 2016	Estimation as of December 31, 2017	Change in unobservable inputs	Change in fair value
Contingent consideration payable	Discounted cash flow method	• Probability of achieving performance target	0%-100%	*	Increase / (decrease)	Increase / (decrease)
		• Discount rate	10.9%	*	Increase / (decrease)	Decrease / (increase)
Available-for-sale debt security	Probability expected return method	• Discount rate for lack of marketability	3.81%	*	Increase / (decrease)	Decrease / (increase)
		• Probability of conversion	20.0%	*	Increase / (decrease)	Increase / (decrease)

The following table presents a reconciliation of the assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2016 and 2017:

	Contingent consideration payable	Available- for-sales debt securities
	RMB	RMB
Balance as of December 31, 2015	23,338	—
Recognized during the year	25,067	6,647
Realized or unrealized losses	3,377	417
Settlement	(23,266)	—
Foreign exchange translation adjustments	1,842	289

Balance as of December 31, 2016	30,358	7,353
Recognized during the year	—	—
Realized or unrealized losses	9,014	(7,011)
Settlement	(38,562)	—
Foreign exchange translation adjustments	(810)	(342)

Balance as of December 31, 2017	—	—

Balance as of December 31, 2017 in US$	—	—

24.	SUBSEQUENT EVENTS

In March 2018, convertible loan and advances to a third party amounted to RMB30,839 (US$4,740) was fully impaired due to credit loss.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

25.	CONDENSED FINANCIAL INFORMATION OF THE COMPANY

Balance Sheets

	As of December 31,
	2016	2017
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	74,488	373,484	57,403
Restricted cash	69,370	65,342	10,043
Short-term investments	316	196,026	30,129
Prepayments and other current assets	33,564	97,120	14,927
Due from related parties	2,619,793	2,131,927	327,671

Total current assets	2,797,531	2,863,899	440,173

Non-current assets
Intangible assets, net	9,846	2,587	398
Goodwill	63,460	59,775	9,187
Investment in equity investees	5,814	5,317	817
Other long-term investment	—	326,710	50,214
Investment in subsidiaries	864,120	2,295,956	352,882

Total non-current assets	943,240	2,690,345	413,498

Total assets	3,740,771	5,554,244	853,671

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank loans	346,850	326,710	50,214
Accounts payable	32	—	—
Accrued expenses and other current liabilities	24,101	11,709	1,800
Due to related parties	356,898	919,431	141,314
Income tax payable	344	2,772	426

Total current liabilities	728,225	1,260,622	193,754

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

	As of December 31,
	2016	2017
	RMB	RMB	US$
Non-current liabilities
Other non-current liabilities	194	261	39

Total non-current liabilities	194	261	39

Total liabilities	728,419	1,260,883	193,793

Shareholders’ equity
Class A ordinary shares (par value of US$0.000025 per share; 7,600,000,000 shares authorized; 410,608,263 and 415,250,897 shares issued as of December 31, 2016 and 2017, respectively; 380,922,773 and 409,345,857 shares outstanding as of December 31, 2016 and 2017, respectively)	65	65	10
Class B ordinary shares (par value of US$0.000025 per share; 1,400,000,000 shares authorized; 1,015,128,452 and 1,006,398,742 shares issued as of December 31, 2016 and 2017, respectively; 1,003,326,973 and 992,705,325 shares outstanding as of December 31, 2016 and 2017, respectively)	165	164	25
Treasury stock (25,368,080 and nil shares as of December 31, 2016 and 2017, respectively)	(178,991)	—	—
Additional paid-in capital	2,725,675	2,644,043	406,382
Retained earnings	237,293	1,564,883	240,518
Accumulated other comprehensive income	228,145	84,206	12,943
Total shareholders’ equity	3,012,352	4,293,361	659,878

Total liabilities and shareholders’ equity	3,740,771	5,554,244	853,671

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Statements of Comprehensive Income

	Years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
Revenues	196,640	105,497	52,053	8,000
Cost of revenues	(20,531)	(15,993)	(6,919)	(1,063)

Gross profit	176,109	89,504	45,134	6,937

Operating expenses
Research and development	(74,426)	(61,389)	(11,370)	(1,748)
Selling and marketing	(107)	(347)	(84)	(13)
General and administrative	(31,279)	(33,153)	(18,931)	(2,910)

Total operating expenses	(105,812)	(94,889)	(30,385)	(4,671)

Equity in profit (loss) of subsidiaries	133,246	(94,219)	1,346,556	206,962
Interest income (expense), net	7,169	(3,213)	(6,525)	(1,003)
Losses from equity method investments	(42)	(352)	(159)	(24)
Impairment of investments	(25,891)	—	—	—
Settlement and changes in fair value of contingent considerations	(707)	(240)	—	—
Foreign exchange gain (loss), net	389	4,385	(3,877)	(596)
Other income, net	1,620	25,211	—	—

Income (Loss) before income taxes	186,081	(73,813)	1,350,744	207,605

Income tax expenses	(9,734)	(6,712)	(2,550)	(392)

Net income (loss)	176,347	(80,525)	1,348,194	207,213

Other comprehensive income (loss), net of tax of nil
Unrealized gain (loss) on available-for-sale securities, net	2,915	(20,425)	(433)	(67)
Foreign currency translation adjustments	114,000	129,454	(143,506)	(22,056)

Other comprehensive (loss) income	116,915	109,029	(143,939)	(22,123)

Total comprehensive income	293,262	28,504	1,204,255	185,090

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Statements of Cash Flows

	Years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
Net cash provided by (used in) operating activities	118,281	(114,699)	40,685	6,253
Net cash (used in) provided by investing activities	(202,844)	(437,878)	265,767	40,848
Net cash provided by financing activities	102,366	11,546	23,929	3,678
Effect of exchange rate changes on cash and cash equivalents	31,181	32,145	(31,385)	(4,824)

Net increase (decrease) in cash and cash equivalents	48,984	(508,886)	298,996	45,955

Cash and cash equivalents at beginning of the year	534,390	583,374	74,488	11,448

Cash and cash equivalents at end of the year	583,374	74,488	373,484	57,403

(a) Basis of presentation

For the Company only condensed financial information, the Company records its investment in its subsidiaries, VIEs and subsidiary of VIEs under the equity method of accounting. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries” and share of their income as “Equity in profit (loss) of subsidiaries” on the condensed statements of comprehensive income (loss). The subsidiaries, VIEs and subsidiary of VIEs did not pay any dividends to the Company for any of the years presented.

The Company only condensed financial information should be read in conjunction with the Group’s consolidated financial statements.

(b) Commitments

The Company does not have any significant commitments or long-term obligations as of any of the periods presented.