Form 20-F
period 2018-12-31
Cheetah Mobile Inc.
filed 2019-04-26
CIK 1597835

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018.

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

NONE

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 475,357,217 Class A ordinary shares and 957,985,982 Class B ordinary shares, par value US$0.000025 per share, as of December 31, 2018.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

The following table presents the selected consolidated financial information of our company. The selected consolidated statements of comprehensive income data for each of the three years ended December 31, 2018 and the selected consolidated balance sheets data as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of comprehensive income data for each of the two years ended December 31, 2014 and 2015 and the selected consolidated balance sheets data as of December 31, 2014, 2015 and 2016, excluding the financial data of Kingsoft Japan Inc., or Kingsoft Japan, have been derived from our audited consolidated financial statements that are not included in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results do not necessarily indicate results expected for any future period. You should read the following selected financial data in conjunction with the consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

In January 2016, we obtained control of Kingsoft Japan. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions and Agreements with Kingsoft Corporation and its Subsidiaries—Purchase of Equity Interest in Kingsoft Japan”. As we and Kingsoft Japan were under common control by Kingsoft Corporation both before and after our acquisition of control over Kingsoft Japan, the consolidated financial data presented below have been prepared as if we had owned the assets and liabilities of and operated Kingsoft Japan throughout the periods presented, and the consolidated financial data for the years ended December 31, 2014 and 2015 have been retrospectively adjusted accordingly. The consolidated financial data set forth below as of and for each of the years ended December 31, 2014 and 2015 may not necessarily reflect the results of operations, financial position and cash flows we would have experienced with respect to Kingsoft Japan if we had owned and operated Kingsoft Japan throughout those years.

Starting from January 1, 2018, we adopted ASC Topic 606, Revenue from contracts with customers or ASC 606, which reclassifies value added tax from the cost of revenues to net against revenues. The consolidated statement of comprehensive income data for the year ended December 31, 2018 presented below have been prepared in accordance with ASC 606, while the consolidated statements of comprehensive income data for the years ended December 31, 2014, 2015, 2016 and 2017 presented below have been prepared in accordance with ASC Topic 605, Revenue Recognition or ASC 605.

	Year Ended December 31,
	2014(1)	2015(1)	2016(1)	2017(1)	2018(2)
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands except for shares, per share and per ADS data)
Selected Consolidated Statements of Comprehensive Income/(Loss) Data:
Revenues	1,858,182	3,773,877	4,564,650	4,974,757	4,981,705	724,559
Utility products and related services	1,616,184	3,465,239	3,870,995	3,439,563	3,119,483	453,711
Mobile entertainment	176,008	281,671	693,195	1,496,443	1,778,867	258,725
Others	65,990	26,967	460	38,751	83,355	12,123

Cost of revenues(3)	(438,661)	(956,353)	(1,543,817)	(1,780,089)	(1,540,633)	(224,076)

Gross profit	1,419,521	2,817,524	3,020,833	3,194,668	3,441,072	500,483

Operating income and expenses:
Research and development(3)	(443,214)	(695,185)	(905,854)	(684,863)	(668,918)	(97,290)
Selling and marketing(3)	(601,433)	(1,505,951)	(1,650,581)	(1,656,505)	(1,910,044)	(277,804)
General and administrative(3)	(274,991)	(447,984)	(561,834)	(407,410)	(430,826)	(62,661)
Impairment of goodwill and intangible assets	(8,304)	(49,882)	(2,889)	(38,862)	(12,767)	(1,857)
Other operating income	1,087	98,376	87,877	39,852	48,705	7,084

Total operating income and expenses	(1,326,855)	(2,600,626)	(3,033,281)	(2,747,788)	(2,973,850)	(432,528)

Operating profit/(loss)	92,666	216,898	(12,448)	446,880	467,222	67,955

Other income/(expenses)	6,534	21,479	(56,448)	986,385	802,501	116,719

Income/(Loss) before income taxes	99,200	238,377	(68,896)	1,433,265	1,269,723	184,674

Income tax benefits/(expenses)	(27,895)	(63,740)	12,189	(57,602)	(117,000)	(17,017)

Net income/(loss)	71,305	174,637	(56,707)	1,375,663	1,152,723	167,657

Less: Net income/(loss) attributable to noncontrolling interests	2,988	(1,710)	23,818	27,469	(14,186)	(2,063)

Net income/(loss) attributable to Cheetah Mobile Inc.	68,317	176,347	(80,525)	1,348,194	1,166,909	169,720

Earnings/(Losses) per share
Basic	0.0530	0.1285	(0.0580)	0.9573	0.8048	0.1171
Diluted	0.0509	0.1236	(0.0580)	0.9366	0.7839	0.1140
Earnings/(Losses) per ADS(4)
Basic	0.5301	1.2845	(0.5805)	9.5728	8.0478	1.1705
Diluted	0.5092	1.2360	(0.5805)	9.3656	7.8393	1.1402
Weighted average number of shares used in computation:
Basic	1,210,501,020	1,372,863,321	1,387,254,551	1,394,303,326	1,403,089,609	1,403,089,609
Diluted	1,341,732,457	1,426,810,939	1,387,254,551	1,425,154,838	1,440,414,849	1,440,414,849

(1)	VAT is presented in cost of revenues rather than net against revenues in accordance with the legacy revenue accounting standard (ASC 605)
(2)	VAT is presented as net against revenues rather than in cost of revenues in accordance with the new revenue accounting standard (ASC 606)
(3)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	Year Ended December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	1,393	1,523	1,490	762	206	30
Research and development	51,322	142,777	148,211	20,691	14,224	2,069
Selling and marketing	7,621	18,206	13,830	39	8,967	1,304
General and administrative	113,435	153,234	142,618	51,824	61,721	8,977

Total	173,771	315,740	306,149	73,316	85,118	12,380

(4)	Each ADS represents ten Class A ordinary shares.

	Year Ended December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	1,115,738	1,843,233	1,411,000	2,317,488	2,783,843	404,893
Short-term investments	513,621	29,234	361,499	1,395,694	930,610	135,352
Total assets	2,988,129	4,926,551	5,541,134	7,448,931	8,292,636	1,206,113
Total current liabilities	638,210	1,720,585	2,066,221	2,165,754	1,835,765	267,002
Total liabilities	740,176	1,912,106	2,339,956	2,293,721	2,010,241	292,378
Total mezzanine equity	—	—	—	649,246	687,847	100,043
Total Cheetah Mobile Inc. shareholders’ equity	2,152,084	2,854,067	3,012,352	4,293,361	5,476,465	796,518
Total equity	2,247,953	3,014,445	3,201,178	4,505,964	5,594,548	813,692

We present our financial results in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this annual report is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.8755 to US$1.00, the exchange rate on December 31, 2018 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any RMB or U.S. dollar amount could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

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

We received in the past and may continue to receive, complaints from users regarding our mobile applications primarily regarding privacy settings and certain third-party website promotion activities on our mobile applications. While we did not incur any material costs to address the complaints, we may need to incur substantial expenditures in the future. If we are unable to address user complaints timely or at all, our reputation may be harmed, and our user base in China, the United States, and Europe may decline. Our efforts to avoid or address any of these events could require us to incur substantial expenditures to modify or adapt our products, services or infrastructure. If we fail to retain our user base in our key markets, or if our users decrease their engagement with our products in these markets, our business, financial condition and results of operations would be materially and adversely affected.

Because a limited number of customers contribute to a significant portion of our revenues, our revenues and results of operations could be materially and adversely affected if we were to lose a significant customer or a significant portion of its business.

Currently, a limited number of customers contribute a significant portion of our revenues. Our customers primarily comprise mobile application developers, mobile game developers, mobile advertising networks,

e-commerce companies and search engines to which we refer traffic and sell advertisements and individual customers. In 2016, 2017 and 2018, our five largest customers in aggregate contributed approximately 47.9%, 44.7% and 41.3% of our revenues, respectively. Google became our largest customer since 2017, and contributed 14.4% of our total revenues in 2018, compared to 15.2% in 2017. We expect that a limited number of our customers will continue to contribute a significant portion of our revenues in the near future. If we lose any of these customers, or if revenues generated from a significant customer are substantially reduced due to, for example, increased competition, a significant change in the customer’s business policy or operation, suspected breach or violation to the underlying contract or policy, any deterioration in customer relationship, or significant delays in payments for our services, our business, financial condition and results of operations may be materially and adversely affected. For example, some of overseas business partners have discontinued the placement of ads on mobile phone lock screens since May 2017 and January 2018, respectively, which adversely affected our revenues from utility products and related services. In addition, on November 26, 2018, a third party made certain allegations about some of our products. Although we have made a number of public statements to clarify the matter, these allegations did cause a disruption to our business, and as a result, our revenues from utility products and related services decreased by 6.3% quarter over quarter to RMB783.0 million (US$113.9 million) in the fourth quarter of 2018.

We are subject to risks and uncertainties faced by companies in a rapidly evolving industry.

We operate in the rapidly evolving internet industry, which makes it difficult to predict our future results of operations. Accordingly, our future prospects are subject to the risks and uncertainties experienced by companies in this evolving industry. Some of these risks and uncertainties relate to our ability to, among others:

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

We face intense competition in our businesses. In the mobile space, we compete with other mobile application developers, including those developers that offer products purported to perform similar functions as Clean Master, Security Master, CM Launcher, LiveMe, mobile casual games and our artificial intelligence-related products. In the internet space, we mainly compete with 360 Security Technology Inc., or 360, in China’s internet security and anti-virus market. In the mobile utility product space, we mainly compete with CooTek (Cayman) Inc., a global mobile internet company that offers mobile utility applications in the overseas markets. In the mobile games space, we mainly compete with Voodoo, a French-based global mobile casual game publisher. In the livestreaming space, we mainly compete with PRC livestreaming companies and short-video companies that offer similar application in the overseas markets. In the artificial intelligence space, we compete with other companies offering similar product offerings in China. In addition, we compete with all major internet companies for user attention and advertising spend.

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

Our business has continued to expand internationally since we released our Clean Master overseas version in September 2012 and established Cheetah Mobile America, Inc., one of our U.S. subsidiaries, in November 2012. In December 31, 2016, 2017 and 2018, approximately 81.0%, 75.4% and 72.0%, respectively, of our mobile monthly active users were from overseas markets, including the United States, Europe, India, Indonesia and certain emerging markets (other than China), while the remainder were from China. Revenues from overseas markets accounted for 60.2%, 67.0% and 60.4% of our total revenues in 2016, 2017 and 2018, respectively. While we expect to continue our global expansion, we believe China is a very important market for us to drive our growth. Our expansion may expose to a number of risks, including:

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

•	challenges in attracting users to generate appealing content on LiveMe;

•	challenges in introducing innovative in-game purchase features to convert our mobile game users to paying users;

•	local competition;

•	challenges in meeting local advertiser demands as well as online marketing practices and conventions;

•	differences in user and advertiser reception and perception of our applications internationally;

•	challenges in building direct sales operations in the domestic market;

•	fluctuations in currency exchange rates;

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

We also tentatively launched an online digital wallet product that allows users to hold the keys for their cryptocurrencies, such as Bitcoin and Ether. Certain cryptocurrencies are controllable only by the possessor of both the unique public key and private key relating to a digital wallet. While cryptocurrencies and blockchain ledger require a public key relating to a digital wallet to be published when used in a transaction, private keys must be safeguarded and kept private in order to prevent a third party from accessing the cryptocurrencies relating to the digital wallet. To the extent our private key is lost, destroyed or otherwise compromised and no backup of the private key is accessible, we will be unable to access the cryptocurrencies relating to the digital wallet. Further, we cannot provide assurance that our digital wallet will not be hacked or compromised. Any loss of private keys relating to, or hack or other compromise of, digital wallets used by our users could adversely affect our users’ ability to access their cryptocurrencies and could harm users’ trust in us and our products.

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

Although we seek to reduce the possibility of disruptions and other outages, our applications may be disrupted by problems with our own cloud-based technology and system, such as malfunctions in our software or other facilities or network overload. Our systems may be vulnerable to damage or interruption caused by telecommunication failures, power loss, human error, computer attacks or viruses, earthquakes, floods, fires, terrorist attacks, change of relevant laws, regulations or policies and similar events. Our IT systems may not be fully redundant or backed up, and our disaster recovery planning may not be sufficient for all eventualities. Despite any precautions we may take, the occurrence of natural disasters, policy changes or other unanticipated problems at our hosting facilities or similar events affecting our ability to use necessary online resources could result in interruptions in the availability of our products and services. In particular, we may be required to expand and adapt our technology and infrastructure to continue to reliably store, process and analyze user content as well as to ensure smooth delivery of high quality content. Any interruption in the ability of our users to use our applications could damage our reputation, reduce our future revenues, harm our future profits, subject us to regulatory scrutiny and lead users to seek alternative products.

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

We rely on third-party mobile application distribution channels such as Google Play and iOS App Store and various advertising platforms to distribute most of our mobile applications to users. In China, where Google Play is not available, we collaborate with similar local distribution channels to distribute our mobile applications. We expect a substantial number of downloads of our mobile applications will continue to be derived from these distribution channels. As such, the promotion, distribution and operation of our applications are subject to such distribution channels’ standard terms and policies for application developers, which are subject to the interpretation of, and frequent changes by, these distribution channels. If Google Play, iOS App Store or any other major distribution channel changes their standard terms and conditions in a manner that is detrimental to us, or terminate their existing relationship with us, our business, financial condition and results of operations may be materially and adversely affected.

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

If our newly developed or sourced games cannot achieve continued popularity or LiveMe cannot attract a large number of broadcasters or audience, our mobile entertainment revenues may be materially and adversely affected.

We derive a portion of our revenues from mobile entertainment business, which primarily includes mobile game business and live broadcasting on LiveMe platform.

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

The success of LiveMe depends on its ability to attract a large number of broadcasters who can provide appealing online performances and a large number of audiences who enjoy the performances and are willing to interact with the broadcasters. We received revenues after users purchase and consume virtual items on the LiveMe platform. If our newly developed or sourced games cannot achieve continued popularity, the in-game purchase features are not well received by our users, or LiveMe cannot attract a large base of broadcasters and audiences, our mobile entertainment business may be materially and adversely affected.

We have been named as a defendant in putative shareholder class action lawsuit that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

We will have to defend against a putative shareholder class action lawsuit described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings,” including any appeals of such lawsuit should our initial defense be unsuccessful. We are currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of this lawsuit. In the event that our initial defense of this lawsuit is unsuccessful, there can be no assurance that we will prevail in any appeal. Any adverse outcome of this case, including any plaintiff’s appeal of a judgment in this lawsuit, could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from this matter. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to this matter, and we cannot predict the impact that indemnification claims may have on our business or financial results.

We may be held liable for information or content displayed on, retrieved from or linked to our applications, which may adversely impact our brand image and materially and adversely affect our business and operating results.

Our content-driven applications, such as LiveMe, may be misused by users to engage in inappropriate, fraudulent or illegal activities. We have implemented control procedures and technologies, as well as a specialized team that monitor the live performance of or content uploaded by LiveMe users. These procedures aim to detect and block inappropriate, fraudulent or illegal content or activities uploaded to or conducted through LiveMe, particularly those that violate our user agreements, applicable laws and regulations. However, such procedures may not be able to block all such performances or activities promptly due to their real-time nature. In addition, as the number of users and user activities on LiveMe grow, it may become more difficult for the team to timely detect and block illegal or inappropriate content or activities. We may be found liable for illegal or inappropriate live performance of or content uploaded by our users in different jurisdictions. Our brand image may be materially and adversely affected by the misuse of our applications and we may face governmental or regulatory actions. In response to any allegations of illegal or inappropriate activities conducted through our applications or any negative media coverage about us, government authorities may intervene and hold us liable for non-compliance with laws and regulations concerning the dissemination of information on the Internet or violation of relevant regulations on live video streaming services and subject us to administrative penalties or other sanctions, such as requiring us to restrict or discontinue certain features and services provided on our applications. If such events occur, our reputation and business may suffer and our user base and operating results may be materially and adversely affected.

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

In 2018, Cheetah Mobile and Beijing OrionStar Technology Co., Ltd. or Beijing OrionStar introduced several robotics products, including Cheetah Translator, a portable AI-based voice translation device that allows translations with a single touch from Chinese into English, Japanese, Korean and certain other languages, and vice versa. We do not maintain our own manufacturing capabilities and rely on contract manufacturers to produce our products. We assign the production of these products to third-party manufacturers. We may experience operational difficulties with our manufacturers, including reductions in the availability of production capacity, failures to comply with product specifications, insufficient quality control, failures to meet production deadlines, insolvency of the manufacturers, increases in manufacturing costs and longer lead time required. Our manufacturers may experience disruptions in their manufacturing operations due to equipment breakdowns, labor strikes or shortages, natural disasters, component or material shortages, cost increases or other problems. In addition, we may not be able to renew contracts with our contract manufacturers or identify manufacturers who are capable of producing new products we target to launch in the future.

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

Our chief executive officer, Mr. Sheng Fu, is named in a lawsuit filed by Qihoo in Hong Kong, and there is uncertainty as to the outcome of this lawsuit and its impact on us.

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

In connection with the above claims, the complaint specifically alleges that Mr. Fu: (i) used confidential information of Qihoo to develop, by himself or through Beijing Conew Technology Development Co. Ltd., or Beijing Conew, and Conew Network Technology (Beijing) Co., Ltd., or Conew Network, an anti-virus product released around May 2010 that was allegedly substantially similar to Qihoo’s 360 Anti-virus and 360 Safe Guard and infringed upon the confidential information, trade secrets and other rights of Qihoo; (ii) engaged in or dealt with businesses and products that directly competed with the businesses and/or products of Qihoo within the 18-month restricted period; (iii) employed employees of Qihoo within the 18-month restricted period, including Mr. Ming Xu, our former president, who was the then director of technology of 360 Safe Guard, a division of Qihoo; and (iv) publicly made certain negative statements about Qihoo.

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

We have made and intend to continue to make significant capital investment in strategic investments, acquisitions and partnerships to complement our organic business expansion. We have also made a number of investments in securities and minority investments in companies with strategic value for us. These investments and acquisitions require a significant amount of capital, which decreases the amount of cash available for working capital or capital expenditures. In 2016, 2017 and 2018, we have paid for investments and acquisitions in an aggregate amount of RMB684.7 million, RMB462.0 million and RMB529.5 million (US$77.0 million), respectively. If these investments and acquisitions do not perform as we have expected, become less valuable to our business due to a change in our overall business strategy, or if the industry, regulatory or economic environments deteriorate, they could result in significant impairment of goodwill, intangible assets and investments. In 2018, our impairment of investments were RMB94.9 million (US$13.8 million) primarily due to some non-cash write-downs of certain investment assets, as we considered the fair value of such investment assets less than carrying value. These write-downs were the result of lower-than-expected performance and financial position of the investment assets. In addition, acquisitions of businesses and assets may increase our capital and expenses in integrating new businesses and personnel into our own, require significant management attention and result in a diversion of resources away from our existing business, which in turn could have an adverse effect on our business operations. Further, acquisitions could result in increased leverage, potentially dilutive issuances of equity securities and exposure to potential unknown liabilities of the acquired business. The costs of identifying and consummating acquisitions may also be significant. In addition to possible shareholders’

approval, we may also have to obtain approvals and licenses from relevant government authorities for the acquisitions and comply with applicable laws and regulations, which could result in increased costs and delays.

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

We are subject to seasonality and other fluctuations in our business. Revenues from our utility products and related services are affected by seasonality in advertising spending in both China and the overseas markets. In 2018, revenues from our utility products and related services accounted for 62.6% of our total revenues. We believe that such seasonality in advertising spending affects our quarterly results, resulting in significant growth in our revenues from utility products and related services between the third and the fourth quarters but a decline from the fourth quarter to the next quarter. In addition, revenues from our mobile game operation are affected by the numbers of holiday seasons in both China and the overseas countries, given that our players tend to spend longer time on our games during their holidays. We believe that such seasonality caused by player behavior affects our quarterly results, resulting in soft second quarter gaming revenues as there are less holidays in the second quarters. Thus, our operating results for one or more future quarters or years may fluctuate substantially or fall below the expectations of securities analysts and investors. In such event, the trading price of the ADSs may fluctuate significantly.

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

If we fail to obtain and maintain the requisite licenses and approvals or otherwise comply with the laws and regulations under the complex regulatory environment applicable to our businesses in China as well as our outbound investment, or if we are required to take actions that are time-consuming or costly, our business, financial condition and results of operations may be materially and adversely affected.

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

We have obtained Internet Content Provider Licenses, or ICP Licenses, for the provision of internet information services, Online Culture Operating Licenses for the operation of online games, and Computer Information System Security Products Sales License for our mobile and PC security applications. These licenses are essential to the operation of our business and are generally subject to regular government review or renewal. However, we cannot assure you that we can successfully renew these licenses in a timely manner or that these licenses are sufficient to conduct all of our present or future business.

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

Our subsidiary Live.me Inc., a company incorporated under the laws of Cayman, operates LiveMe and Cheez, the short video business in overseas markets. Although China is not the main market for LiveMe, PRC users may download those mobile applications from mobile application distribution channels such as Google Play and iOS App Store.

LiveMe is a live video streaming and video sharing platform operated via the internet and Cheez is an interactive short video application allowing our users to create, produce, share, and discover short videos. Pursuant to relevant regulations on audio/video program transmission through the internet, the operations of LiveMe and Cheez in China may fall into the scope of internet audio/video program services, such that we may be required to obtain an internet audio/video program transmission license issued by the SARFT and to operate LiveMe and Cheez within the scope as provided in such license. There is no assurance that Live.me Inc. would not be regarded as providing audio/video program services in China by virtue of operating LiveMe or Cheez. However, Live.me Inc., as companies incorporated outside the PRC, are not eligible for an internet audio/video program transmission license. Therefore, Cheetah Technology may be prohibited from allowing PRC users to access LiveMe and KS Mobile, Inc. may be prohibited from allowing PRC users to access Cheez if the relevant PRC authorities find it to be unqualified for providing audio/video program services in China. Besides, our subsidiaries are operating the websites of www.duba.com and www.v.duba.com, and have edited and arranged the information pertaining to audio/video programs broadcasted on the internet on their websites, Users can access internet audio/video programs by clicking the links on such websites. Pursuant to relevant regulations on audio/video program transmission through the internet, such activities falling into the scope of Category III internet audio/video program services and the operators of such websites shall obtain an internet audio/video program transmission license issued by the SARFT. However, our subsidiaries have not obtained such license. Therefore, our subsidiaries may be prohibited from providing audio/video programs service and may be imposed by administrative penalties, such as warnings, fines, or even criminal liabilities. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Broadcasting Audio/Video Programs through the Internet” for further details.

Pursuant to NDRC Order 11, any sensitive outbound investment project carried out by overseas enterprise controlled by a PRC natural person shall be subject to a verification and approval procedure, and any non-sensitive outbound investment project, with the total investment amount from any Chinese investor via overseas enterprise under its control exceeding US$300 million, shall be reported to NDRC before the implementation of the project. On February 12, 2017, Kingsoft Corporation have entered into a voting proxy agreement with Mr. Sheng Fu, which became effective on October 1, 2017. According to such agreement, Kingsoft Corporation have delegated to Mr. Sheng Fu its approximately 38% voting power of our company. Mr. Sheng Fu has approximately 44% voting power of our company so far. As we and our overseas subsidiaries may be considered as companies under control of Mr. Sheng Fu pursuant to NDRC Order 11, verification and approval procedure or reporting may be required when we or our subsidiaries make investments outside China. While we endeavor to comply with NDRC Order 11 and other regulations regarding outbound investment, we cannot assure you that our existing or future subsidiaries will maintain all applicable outbound investment procedures in a timely manner, and any non-compliance on their part may cause potential liabilities to us and disrupt our operations. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Outbound Investment” for further details.

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

In recent years, new laws and regulations were issued by the standing committee of the PRC National People’s Congress, MIIT and other authorities, such as the Supreme People’s Court of PRC and the Supreme People’s Procuratorate of PRC, to enhance the legal protection of information security and privacy on the internet. The laws and regulations also require internet operators to take measures to ensure confidentiality of user information. We are also subject to regulations under U.S. state law regarding the publication and dissemination of our privacy policy with respect to user data. It is possible that we may become subject to additional U.S. state or federal legislation or rules and regulations of governmental authorities outside China regarding the use of personal information or privacy-related matters. The General Data Protection Regulation (GDPR) (EU) 2016/679 is a regulation in EU law on data protection and privacy for all individuals within the European Union. It addresses the export of personal data outside the EU. The GDPR became enforceable on May 25, 2018. Failure to comply with GDPR may result in punitive actions from EU authorities, reputation damage, user loss, and revenue loss. Complying with any additional or new regulatory requirements could force us to incur substantial costs or require us to change our business practices.

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

In addition to PRC laws and regulations, we face additional regulatory risks and costs outside China as our products and services are increasingly offered in overseas markets. Approximately 72.0% of our mobile monthly active users in the fourth quarter of 2018 were from overseas markets, and our overseas revenues accounted for 60.4% of our total revenues in 2018. We are subject to a variety of laws and regulations in foreign jurisdictions that involve matters central to our business, including privacy and data protection, rights of publicity, content, intellectual property, advertising, marketing, distribution, data security, data retention and deletion, personal information, national security, electronic contracts and other communications, virtual currencies, competition, protection of minors, consumer protection, telecommunications, taxation, and economic or other trade prohibitions or sanctions. The introduction of new products, services or expansion of our activities in certain jurisdictions may subject us to additional laws and regulations. In addition, foreign data protection, privacy, and other laws and regulations can be more restrictive than those in China and in the United States.

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

We adopted a share award scheme, or the 2011 Plan, in May 2011, a 2013 equity incentive plan, or the 2013 Plan, in January 2014, and a restricted shares plan, or the 2014 Plan, in April 2014, pursuant to which we are authorized to grant options, restricted shares, restricted share units and other awards to our directors, officers, other employees and consultants, as each plan may provide. In addition to our share incentive plans, we have also granted share-based incentive awards in connection with certain investments and acquisitions made by us. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Awards.” In 2016, 2017 and 2018, we recorded RMB306.1 million, RMB73.3 million and RMB85.1 million (US$12.4 million), respectively, of share-based compensation expenses. The decrease in 2017 was partially due to our employing an accelerated method to recognize share-based compensation expenses. A significant number of share-based awards that were granted by us during our initial public offering in 2014 approached the end of their vesting periods in 2017 and fewer share-based awards were granted in 2017 than in previous years. The amount of these expenses is based on the fair value of the share-based incentive awards we granted, and the recognition of unrecognized share-based compensation expenses will depend on the forfeiture rate of our unvested share-based awards. Expenses associated with share-based compensation have affected our net income and may reduce our net income in the future, and any additional securities issued pursuant to share-based incentive awards will dilute the ownership interests of our shareholders, including holders of the ADSs. We believe the granting of share-based incentive awards is of significant importance to our ability to attract and retain key personnel, employees and consultants, and we will continue to grant share-based incentive awards in the future. As a result, our share-based compensation expenses may increase, which may have an adverse effect on our results of operations.

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

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2018. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” In addition, our independent registered public accounting firm has issued an attestation report, which concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2018.

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

We are a Cayman Islands company and conduct part of our operations in China through our VIEs. Our VIEs, together with a then subsidiary of our VIE, contributed a small portion of our consolidated revenues in the year ended December 31, 2016, 2017 and 2018. We exercise effective control over our VIEs through a series of contractual arrangements that those entities and/or their shareholders signed with three of our wholly-owned PRC subsidiaries, namely, Beijing Kingsoft Internet Security Software Co., Ltd., or Beijing Security, and Conew Network, and Beijing Lewo Wuxian Technology Co., Ltd., or Lewo Wuxian. Our contractual arrangements with our VIEs and their shareholders enable us to exercise effective control over our VIEs and give us the obligation to absorb losses and the right to receive benefits of the VIEs, enabling us to consolidate their operating results. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our VIEs.”

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

Because of PRC restrictions on foreign ownership of internet businesses in China, we depend on contractual arrangements with our VIEs, in which we have no ownership interest, to conduct our business in China. These contractual arrangements are intended to provide us with effective control over these entities and allow us to obtain economic benefits from them. Our VIEs are owned directly by Messrs. Sheng Fu, Kun Wang and Wei Liu, who were also our employee and/or director at the time of the establishment of these VIEs, as well as Ms. Yandan He, Mr. Haifeng Kong, Ms. Weiqin Qiu. For additional details on these ownership interests, see

“Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our VIEs.” However, these contractual arrangements may not be as effective in providing control as direct ownership. For example, our VIEs and their shareholders could breach their contractual arrangements with us by, among other things, failing to operate our business in an acceptable manner or taking other actions that are detrimental to our interests. If we were the controlling shareholder of these VIEs with direct ownership, we would be able to exercise our rights as shareholders to effect changes to their board of directors, which in turn could implement changes at the management and operational level. However, under the current contractual arrangements, as a legal matter, if our VIEs or their shareholders fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies under PRC law, including contract remedies, which may be time-consuming, unpredictable and expensive. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing them, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and damage our reputation. See “—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.”

Substantial uncertainties exist with respect to the interpretation and implementation of PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The MOFCOM published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the existing laws regulating foreign investment in China. The MOFCOM has solicited comments on this draft and substantial uncertainties exist with respect to its interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance, business operations and financial results.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the MOFCOM, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens. In this connection, “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% or more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to exert material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Once an entity is determined to be an FIE and its investment amount exceeds certain thresholds or its business operation falls within a “negative list,” market entry clearance by the MOFCOM or its local branches would be required.

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

Following two rounds of revision respectively in December 2018 and January 2019, the final version of the Foreign Investment Law, or the FIL, was adopted and approved by Second Session of the 13th National People’s Congress of China, which will come into force on January 1, 2020. It is worth noting that the FIL has removed the VIE structure from the definition of foreign investment and cancelled the standard of “actual control” to identify the foreign investment as was introduced in the 2015 Draft. As a result, the nature of VIE structure is still vague and the influence of FIL on our current VIE structure is still unclear. According to the FIL, foreign investment may be conducted through the following four ways: (i) foreign investor, independently or jointly with other investors, set up foreign-invested enterprises in China, (ii) foreign investors obtain shares, equities, property shares or other similar rights and interests of Chinese domestic enterprises, (iii) foreign investor, independently or jointly with other investors, invests in a new project (the “Project Investment”) and (iv) other forms stipulated under laws, administrative regulations and provisions of the State Council. Though the FIL removes the VIE structure from the scope of foreign investment, it still needs to be further clarified and detailed on whether the VIE structure will be interpreted to fall within the afore-mentioned item (iv) – “other forms stipulated under laws and regulations”, a catch-all clause newly added in the FIL. There are possibilities that laws, administrative regulations or provisions prescribed by the State Council in future may regard VIE structure as a form of foreign investment, at which time it will be uncertain whether the VIE structure will be deemed to be in violation of the foreign investment access requirements and how the above-mentioned VIE structure will be handled.

Moreover, the internet industry (including the internet news information services, internet publication services and other related services), in which our VIEs operate, is subject to the foreign investment restrictions or prohibitions set forth in the “negative list” issued in 2018. Besides, the FIL further stipulates the legal liabilities for foreign investment in the negative list. Where a foreign investor invests in a field or sector that is prohibited to under the negative list, it will be ordered to stop the investment activities, dispose of the shares or assets or take other necessary measures within a specified time limit, and restore to the status to be prior to the occurrence of the aforesaid investment, and the gains of such foreign investor (if any) will be confiscated by competent authority. If the VIE structure is deemed to be a form of foreign investment as interpreted by the FIL or future laws and regulations, and its investment amount exceeds certain thresholds or its business operation falls within the “negative list,” the PRC-based companies with existing VIE structure like us, may face mandated measures, such as MOFCOM market entry clearance or certain restructuring of our corporate structure and operations, as well as substantial uncertainties as to whether these actions can be timely completed, or at all, and our business and financial condition may be materially and adversely affected.

The FIL also establishes several administration systems for foreign investment, amongst others, the information reporting system. Foreign investors or FIEs are required to submit investment information to the competent authorities through the system of enterprises registration and enterprise credibility disclosure. Though the reporting system and detailed reporting requirements will need further elaboration through formulating implementation rules, the FIL clearly stipulates that any company found to be non-compliant with these information reporting obligations is subject to fines and other penalties. Such information reporting requirements may impact our corporate governance practice and increase our compliance costs in future.

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

The shareholders of our VIEs include Messrs. Sheng Fu, Kun Wang and Wei Liu, who are also our employee and/or director. Conflicts of interest may arise between their roles as shareholders, directors or officers of our company and as shareholders of our VIEs. We rely on these individuals to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to our company to act in good faith and in the best interest of our company and not to use their positions for personal gain. Although the shareholders of our VIEs have executed shareholder voting proxy agreements to irrevocably appoint our applicable PRC subsidiary or a person designated by such PRC subsidiary to vote on their behalf and exercise voting rights as shareholders of the VIEs, we cannot assure you that when conflicts arise under those agreements or otherwise, the shareholders of our VIEs will act in the best interest of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and these shareholders, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

Kingsoft Corporation, one of our principal shareholders, and our founders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders, which may discourage, delay or prevent a change in control of our company and could deprive our shareholders of an opportunity to receive a premium for their securities.

As of March 31, 2019, Kingsoft Corporation, one of our principal shareholders, and Mr. Sheng Fu, directly or through their holding vehicles, together beneficially own an aggregate of 53.9% of our total outstanding Class A and Class B shares, and 73.1% of the total voting power. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of any contemplated sale of our company and may reduce the price of our ADSs.

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

While the Chinese economy has experienced significant growth in recent decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy but may also have a negative effect on us. The Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China and, since 2012, Chinese economic growth has slowed. Furthermore, in 2018, U.S. President Donald J. Trump announced the imposition of tariffs on goods imported from China. Although it is unclear what impact such tariffs may have or what actions Chinese government may take in retaliation, these development could have a material adverse effect on global economic conditions. Any prolonged slowdown in the Chinese economy may reduce the demand for our applications in China and adversely affect our business, financial condition and results of operations.

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

We face uncertainties regarding the reporting on and consequences of private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. According to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued by the PRC State Administration of Taxation on December 10, 2009, with retroactive effect from January 1, 2008, or SAT Circular 698, where a non-resident enterprise transfers the equity interests in a PRC resident enterprise indirectly through a disposition of equity interests in an overseas holding company (other than a purchase and sale of shares issued by a PRC resident enterprise in public securities market), PRC tax reporting and payment obligations may be triggered. On February 3, 2015, SAT issued a new guidance (Bulletin [2015] No. 7), or SAT Bulletin 7, on the PRC tax treatment of an indirect transfer of assets by a non-resident enterprise. Bulletin 7 is the latest regulatory instrument on indirect transfers, extending to not only the indirect transfer of equity interests in PRC resident enterprises but also to assets attributed to an establishment in China and immovable property in China or, collectively, Chinese Taxable Assets. Further, on October 17, 2017, SAT issued the Matters Regarding Withholding Corporate Income Tax at Source from Non-resident Enterprises (Bulletin [2017] No. 37), or SAT Bulletin 37, which replaced SAT Circular 698 and further specified the withhold obligation of the transferees. According to SAT Bulletin 7 and SAT Bulletin 37, when a non-resident enterprise engages in an indirect transfer of Chinese Taxable Assets, or Indirect Transfer, through an arrangement that does not have a bona fide commercial purpose in order to avoid paying enterprise income tax, the transaction should be re-characterized as a direct transfer of the Chinese assets and becomes taxable in China under the EIT Law, and gains derived from such indirect transfer may be subject to the PRC withholding tax at a rate of up to 10%, and the party who is obligated to make the transfer payments has the withholding obligation. SAT Bulletin 7 and Bulletin 37 have replaced SAT Circular 698 in its entirety. They provide more comprehensive guidelines on a number of issues. Among other things, SAT Bulletin 7 and 37 substantially changes the reporting requirements in SAT Circular 698, provides more detailed guidance on how to determine a bona fide commercial purpose, and also provides for a safe harbor for certain situations, including purchase and sale of shares in an offshore listed enterprise on a public market by a non-resident enterprise, which may not be subject to the PRC enterprise income tax. In addition, SAT Circular 698 has been abolished by Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source issued by the PRC State Administration of Taxation on October 17, 2017, with retroactive effect from December 1, 2017, or SAT Circular 37. There is uncertainty as to the application of SAT Bulletin 7 and 37. SAT Bulletin 7 and 37 may be determined by the tax authorities to be applicable to the transfer of shares of our company by non-PRC resident investors, or the sale or purchase of shares in other non-PRC resident companies or other taxable assets by us, if any of such transactions were determined by the tax authorities to lack any reasonable commercial purpose. As a result, depending on whether we are the transferor or transferee in such transactions, we or the non-resident investors may become at risk of being taxed under SAT Bulletin 7 and 37, and we may have to incur expenses to comply with SAT Bulletin 7 and 37, including the withholding and reporting obligations thereunder, or to establish that we should not be taxed under the general anti-avoidance rule of the EIT Law, which may have a material adverse effect on our financial condition and results of operations or such non-resident investors’ investments in us.

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

Furthermore, on March 30, 2015, the SAFE promulgated the Circular on the Reform of the Administrative Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or Circular 19, which became effective as of June 1, 2015. This Circular 19 is to implement the so-called “conversion-at-will” of foreign currency in capital account, which was established under a circular issued by the SAFE on August 4, 2014, or Circular 36, and was implemented in 16 designated industrial parks as a reform pilot. The Circular 19 now implements the conversion-at-will of foreign currency settlement system nationally, and it abolished the application of Circular 142, Circular 88 and Circular 36 starting from June 1, 2015. Among other things, under Circular 19, foreign-invested enterprises may either continue to follow the payment-based foreign currency settlement system or elect to follow the conversion-at-will of foreign currency settlement system. Where a foreign-invested enterprise follows the conversion-at-will of foreign currency settlement system, it may convert any or 100% amount of the foreign currency in its capital account into RMB at any time. The converted RMB will be kept in a designated account known as “Settled but Pending Payment Account,” and if the foreign-invested enterprise needs to make further payment from such designated account, it still needs to provide supporting documents and go through the review process with its bank. If under special circumstances the foreign-invested enterprise cannot provide supporting documents in time, Circular 19 grants the banks the power to provide a grace period to the enterprise and make the payment before receiving the supporting documents. The foreign-invested enterprise will then need to submit the supporting documents within 20 working days after payment. In addition, foreign-invested enterprises are now allowed to use their converted RMB to make equity investments in China under Circular 19. However, foreign-invested enterprises are still required to use the converted RMB in the designated account within their approved business scope under the principle of authenticity and self-use. It remains unclear whether a common foreign-invested enterprise, other than such special types of enterprises as holding companies, venture capital or private equity firms, can use the converted RMB in the designated account to make equity investments if equity investment or similar activities are not within their approved business scope.

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

Our revenues and costs are primarily denominated in U.S. dollars and Renminbi. Any significant revaluation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, the ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars into

Renminbi for financial reporting, capital expenditures and working capital and other business purposes, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, a significant depreciation of the Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

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

Under PRC law, legal documents for corporate transactions are executed using the chops or seals of the signing entity, or with the signature of a legal representative whose designation is registered and filed with the relevant branch of the State Administration for Industry and Commerce, or the SAIC which has been restructured and named to the State Administration for Market Regulation, or the SAMR.

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

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by PCAOB. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in an issue that has vexed U.S. regulators in recent years. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

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

The depositary for the ADSs will give us a discretionary proxy to vote the Class A ordinary shares underlying your ADSs if you do not give voting instructions to the depositary to direct how the Class A ordinary shares underlying your ADSs are voted, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not give voting instructions to the depositary to direct how the Class A ordinary shares underlying your ADSs are voted, the depositary will give us a discretionary proxy to vote the Class A ordinary shares underlying your ADSs at shareholders’ meetings unless:

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

The effect of this discretionary proxy is that if you do not give voting instructions to the depositary to direct how the Class A ordinary shares underlying your ADSs are voted, you cannot prevent the Class A ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our Class A and Class B ordinary shares are not subject to this discretionary proxy.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Save for certain limited exceptions, upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares. All of the ordinary shares held by our shareholders prior to the completion of the initial public offering were redesignated as Class B ordinary shares upon completion of the offering. Kingsoft Corporation, one of our principal shareholders, and Mr. Sheng Fu, directly or through their holding vehicles, beneficially own an aggregate of 53.9% of our total outstanding shares, representing 73.1% of our total voting power as of March 31, 2019, which give them considerable influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. We and certain of our current and former officers have been named as defendants in a putative securities class action filed on November 30, 2018 in the U.S. District Court for the Southern District of New York: Marcu v. Cheetah Mobile Inc., et al., Case No. 1:18-cv-11184. The action was purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in the Company’s ADRs between April 21, 2015 and November 27, 2018. The action alleges that the Company made false or misleading statements regarding the Company’s business and operations in violation of the Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. On February 8, 2019, the court entered an order appointing lead plaintiffs in this action. On February 13, 2019, the court approved a scheduling stipulation for the filing of the plaintiffs’ amended complaint and defendants’ responsive pleadings. On March 28, 2019, an amended complaint was filed. The action remains in its preliminary stages. Such lawsuit could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the lawsuit. Any such lawsuit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in the ADSs or our Class A ordinary shares to significant adverse United States income tax consequences.

We will be a “passive foreign investment company,” or “PFIC,” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we treat our VIEs and each of their subsidiaries as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of our VIEs and each of their subsidiaries for United States federal income tax purposes, and based upon our income and assets and market price of our ADSs, we do not believe we were a PFIC for the taxable year ended December 31, 2018 but no assurances can be given with respect to our PFIC status for the current taxable year or any future taxable year.

The determination of whether we are or will become a PFIC is uncertain, because it is a fact-intensive inquiry made on an annual basis that depends, in part, on the composition of our income and assets. The determination of whether we will be or become a PFIC will also be affected by how, and how quickly, we use our liquid assets. Under circumstances where we determine not to deploy significant amounts of cash for active purposes or if we were treated as not owning our VIEs for United States federal income tax purposes, our risk of being a PFIC may substantially increase. Because the value of our assets for purposes of the asset test may be determined by reference to the market price of the ADSs, fluctuations in the market price of the ADSs may cause us to become a PFIC for the current or subsequent taxable years. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

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

Since September 2016, we have incorporated Live.me Inc., a Cayman Islands company, and several subsidiaries including Hong Kong Live.Me Corporation Limited, to operate our live streaming business LiveMe. In December 2016, Live.me Inc. entered into an agreement to issue certain number of shares to one of its management members. In April 2017, Live.me Inc. raised an aggregate of US$60 million from a group of investors as well as our company. In November 2017, Live.me Inc. raised US$50 million from Bytedance Ltd. as its Series B financing. Following the foregoing transactions, we hold approximately 52.1% equity interest in Live.me Inc., and have retained control over the LiveMe business.

During 2017, we completed a business combination, which we expected to enhance our expertise in hardware services. The total purchase consideration was RMB41.5 million.

In September 2017, Beijing Security completed capital injection into Beijing OrionStar, an artificial intelligence company incorporated in China and controlled by Mr. Sheng Fu, the chief executive officer and director of our company. As a result, we, through Beijing Security, hold approximately 30% of then equity interest in Beijing OrionStar and have a two-year warrant to subscribe to additional equity interests amounted to US$62 million at the same valuation of our capital injection in September 2017. In July and September 2018, Beijing Security acquired additional equity interest in Beijing OrionStar through exercising part of the foregoing warrant. Subsequent to the transaction, we, through Beijing Security, hold 41.5% equity interest in Beijing OrionStar.

Since July 2018, we have incorporated Cheetah Mobile Seal Inc., a Cayman Islands company, and several subsidiaries including Zhuhai Baohaowan Technology Co., Ltd., to operate our PC business. In August 2018, Cheetah Mobile Seal Inc. entered into an agreement to issue certain number of shares to several management members who run such PC business.

Since January 2019, we established CheePop Holding Inc., a Cayman Islands company, together with its subsidiaries to focus on certain games developed and operated by one of our game teams. In February 2019,

CheePop Holding Inc. entered into an agreement to issue certain number of shares to the management members and key employees of that team.

We have grown organically and through acquisitions, partnerships and investments in recent years. For example, we acquired Hongkong Zoom Interactive Network Marketing Technology Limited, or Hongkong Zoom, a mobile advertising company, in July 2014, and MobPartner SAS, or MobPartner, a mobile advertising company based in San Francisco, London, Paris and Beijing, in April 2015. In May 2015, we started to consolidate Moxiu Technology, a provider of mobile launchers, upon acquisition of an aggregate 52.1% equity interest. In June 2016, we acquired News Republic SAS, a global mobile news service operator which operates the news application News Republic. In December 2017, we entered into an agreement with Bytedance to dispose 100% share of News Republic for a total consideration of US$85.8 million, among which US$50 million was in the form of equity interests in Bytedance. News Republic SAS since became a wholly owned subsidiary of Bytedance. In October 2018, we entered into an agreement to dispose 24.8% share of Youloft HK to a shareholder, for a total consideration of RMB97.5 million. Subsequent to the transaction, we owned 21.9% equity interests of Youloft HK on a fully diluted basis. In November 2018, we entered into an agreement to sell a certain portion of our equity ownership in Bytedance Ltd, which resulted in a disposal gain of approximately US$43.3 million in 2018. In 2016, 2017 and 2018, we have paid for investments and acquisitions in an aggregate amount of RMB684.7 million, RMB462.0 million and RMB529.5 million (US$77.0 million), respectively.

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

Voting Proxy Agreement between Kingsoft Corporation and Mr. Fu

On February 12, 2017, Kingsoft Corporation entered into a voting proxy agreement with Mr. Sheng Fu, our chief executive officer and director, pursuant to which Kingsoft Corporation agreed to delegate voting rights pertaining to up to 399,445,025 Class B ordinary shares of our company that it owns to Mr. Fu. Upon Kingsoft Corporation’s shareholder approval and signing of a definitive agreement between Mr. Fu and our company in relation to our acquisition of equity interest in Beijing OrionStar, Kingsoft Corporation have delegated approximately 38%, which increased to 39.7% as of March 31, 2019, voting power of our company held by Kingsoft Corporation to Mr. Sheng Fu, effective October 1, 2017. The voting proxy agreement also provides for additional rights and obligations of Kingsoft Corporation and Mr. Fu, including, among other things, (i) prohibitions on Mr. Fu from participation or investment in any businesses competing with the principal businesses of our company and Kingsoft Corporation, (ii) Mr. Fu’s obligation to use best efforts to retain our core management team, (iii) Kingsoft Corporation’s right to revoke the voting proxy in the event that Mr. Fu breaches the aforementioned undertakings, and (iv) agreement to increase the size and change the composition of our then nine-member board of directors, such that there would be 11 directors, including three directors from our management, one director designated by Kingsoft Corporation, one director designated by Tencent Holdings Limited, and six independent directors.

The voting proxy agreement may be terminated upon (i) revocation by Kingsoft Corporation based on a breach of the aforementioned undertakings by Mr. Fu, (ii) mutual agreement by both parties, or (iii) disposal by Kingsoft Corporation of all of its equity interest in our company.

B.	Business Overview

We are a leading mobile internet company with strong global vision. We have attracted hundreds of millions of monthly actively users through an array of mobile utility products such as Clean Master released in 2012 and Cheetah Keyboard released in 2016. Leveraging our success on utility products, we launched mobile entertainment products in late 2015, including live streaming platform LiveMe and mobile games such as Piano Tiles 2 and Bricks n balls.

Our proprietary cloud-based data analytics engines form the core of our utility products. For users of our utility applications, the data analytics engines perform real time analysis of mobile applications, program files and websites on their devices for behavior that may impair system performance or impose security risks.

Over the past years, we had made significant investments in artificial intelligence and, together with Beijing OrionStar, one of our invested companies, we have accumulated deep knowledge in image recognition, voice recognition, natural language processing, text to speech and other AI related technologies. In 2018, we launched our own AI-driven smart speaker, Cheetah Voicepod, AI-driven voice translation device, Cheetah Translator and deployed Cheetah GreetBot, a reception robot that focuses on the business-to-business market in many customer locations. Cheetah Mobile is a distributor and application developer of Cheetah GreetBot.

Although substantially all of our mobile and PC applications are free to our users, our large user base presents monetization opportunities for us and our customers. We generate revenues from our utility products and related services primarily by providing advertising services to advertisers worldwide, and also by selling advertisements and referring user traffic on our mobile and PC platforms. We also generate revenues from mobile entertainment business, primarily from selling virtual items on LiveMe platform and operating mobile games. Our portfolio of mobile games has attracted a massive user base, which also provides ample advertising revenue opportunities. In addition, users of our games can purchase in-game virtual items.

Our Core Offerings for Mobile Users

The table below sets forth some basic information of our core mobile and PC offerings for users.

Name	Operating System	Date of Launch or Acquisition	Google Play Rating on December 31, 2018
Utility Products
Clean Master	Android	September 2012(L)	4.7
Security Master (Formerly known as CM Security)	Android	January 2014(L)	4.7
Battery Doctor	Android	September 2011 (L)	4.5
	iOS	July 2011 (L)
Cheetah Browser / CM Browser*	Windows	June 2012(L)	4.6
	Android	June 2013 (L)
	iOS	June 2013 (L)
CM Launcher	Android	December 2014(L)	4.7
Cheetah Keyboard	Android	December 2016(L)	4.6
Photo Grid	Android	May 2013(A)	4.7
	iOS	May 2013 (A)
CM Locker	Android	December 2014(L)	4.6
Duba Anti-virus	Windows	November 2000(L)	N/A

Name	Operating System	Date of Launch or Acquisition	Google Play Rating on December 31, 2018
Mobile Entertainment Products
Live Broadcasting and Short Video Products
LiveMe	Android	November 2015 (L)	4.4
	iOS	March 2016(L)
Self-developed Games
Piano Tiles 2	Android iOS	Late 2015 (L)	4.7
Rolling Sky	Android iOS	Early 2016 (L)	4.5
Dancing Line	Android iOS	Late 2017 (A)	4.8
Arrow.io	Android iOS	September 2016 (L)	4.5
Licensed Games
Tap Tap Fish	Android iOS	October 2016 (P)	4.6
Tap Tap Dash	Android iOS	October 2016 (P)	4.5
Bricks n Balls	Android iOS	January 2018 (P)	4.4

Others
AI-driven Products
Cheetah Voicepod		March 2018	N/A
Cheetah Translator		April 2018	N/A
Cheetah GreetBot		November 2018	N/A

L: date of launch; A: date of acquisition; P: date of publish.

*	CM Browser was officially launched in June 2014.

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

Mobile Entertainment Products

Live Broadcasting and Short Video Products

LiveMe

Developed internally and launched in late 2015, LiveMe is a popular live video streaming application serving overseas users especially in the developed countries. Currently most of the users on LiveMe are young adults in their twenties. We are working to build LiveMe into a positive social community by making it easier and more fun for users to share their lifestyles and activities with other users via live video streaming. In the second quarter of 2016, we introduced a virtual gift feature to LiveMe which enables our users to show support and appreciation to their favorite broadcasting hosts. Users can purchase virtual items using virtual currencies we sell on our platform.

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

Tap Tap Dash

Tap Tap dash is a fast-paced casual game featuring a simple style and easy gameplay that trains users’ reaction speed and reflexes. Cheetah Mobile became the exclusive publisher of Tap Tap Dash in October 2016.

Bricks n Balls

Bricks n Balls is a classic casual elimination game, that help reminds users’ childhood. Cheetah Mobile became the exclusive publisher of Bricks n Balls since January 2018.

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

Cheetah Translator

Cheetah Translator is a portable hand-held voice translation device, powered by dual translation engines from OrionStar and Microsoft. It enables translations with a single touch from Simplified Chinese into English, Japanese, Korean and certain other languages, and vice versa.

Cheetah GreetBot

Cheetah GreetBot is a reception robot that focuses on the business-to-business market. Cheetah GreetBot is developed by Beijing OrionStar. Cheetah Mobile became a distributor and application developer of Cheetah GreetBot in 2018. Recently, we have found more use cases for Cheetah GreetBot to serve customers in diverse verticals in China, including as guides in museums, receptionists in hospitals or schools, and sales assistant in convenience stores.

Products and Services for Our Customers

Mobile advertising publisher

Our portfolio of utility and entertainment products attracted a massive user base, which enabled us to become one of the leading mobile advertising publishers. We aggregated ads from Facebook, Google, Yahoo, Baidu, Tencent and more than 20 global mobile advertising networks on our mobile advertising operations. Our ad serving technology helps determine the best available ad to show based on comparison of bids from different ad networks.

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

Our Cloud-Based Data Analytics Engines

Our cloud-based data analytics engines are critical for the development and enhancement of our mobile and PC applications serving both our users and customers. Data analytics engines power our applications for users.

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

Our security threats and application behavior libraries continuously expand with new samples exchanged with other security services providers and collected by search spiders. In addition, devices with our applications installed acts as sensors for our cloud-based data analytics engines. The behavior of new third-party applications installed on these devices are analyzed to establish a risk profile and enrich our security threats library.

Our Artificial Intelligence Technologies

We have made significant investments in artificial intelligence and machine learning technologies. In 2018, we further strengthened our capacity in AI by investing in Beijing OrionStar, an artificial intelligence tech company. We have utilized image recognition technologies to monitor live streaming videos broadcasted on LiveMe platform to filter out obscene or other inappropriate content. In 2018, we released an AI-based smart speaker that utilizes Orion OS, a voice interactive operating system developed by Beijing OrionStar and Cheetah Translator, a voice translation device powered by dual translation engines from Beijing OrionStar and Microsoft.

Our Customers

Our customers primarily comprise of customers who place advertisements on our application offerings and individual customers who purchase and recharge virtual currencies used in our game applications and LiveMe. For our advertising services, our customers comprise direct advertisers including mobile application developers, mobile game developers and e-commerce companies, search engines and our partnering mobile advertising networks through which advertisers place advertisements on our applications, such as Google, Facebook, Baidu, Yahoo and Tencent. In 2016, 2017 and 2018, our five largest customers in aggregate contributed approximately 47.9%, 44.7% and 41.3% of our revenues, respectively. Google has been our largest customer since 2017, and contributed 14.4% of our total revenues in 2018, compared to 15.2% in 2017. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Because a limited number of customers contribute to a significant portion of our revenues, our revenues and results of operations could be materially and adversely affected if we were to lose a significant customer or a significant portion of its business.”

Marketing

We remain focused on driving organic growth for our products and services by improving user experience. We use social networks, online campaigns and offline events to promote our brand, products and services. We promote our brand, products and services across major social platforms such as Facebook, Weibo, WeChat and DouYin. Over the past years, our creative team has produced a number of product and branding videos for video sharing sites such as DouYin, Youku and YouTube.

We closely track user growth in key countries across the United States, Europe, India and China. We currently acquire users through continued online promotion. We also grow our traffic organically through cross-promotion.

We have implemented a number of marketing initiatives designed to promote our brand among potential users and customers globally. For example, we hosted an AI-themed product launch event: A Night of Robots in Beijing where it unveiled a series of AI-powered smart devices and robotics products that leverage Cheetah Mobile and Beijing OrionStar’s AI technologies and product experience. In addition, for the past several years, we have offered complimentary Cheetah Orange Bus Service, helping people make their way back from Beijing to their hometowns for the Chinese New Year holiday.

Our LiveMe platform has attracted a number of American online celebrities to conduct live broadcasting and they have accumulated hundreds of thousands of fans.

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

In the internet space, we mainly compete with 360 in China’s internet security and anti-virus market. In the mobile utility product space, we mainly compete with CooTek (Cayman) Inc., a global mobile Internet company that offering mobile utility applications in the overseas markets. In the mobile games space, we mainly compete with Voodoo, a French-based global mobile casual game publisher. In the livestreaming space, we mainly compete with Chinese livestreaming companies and short-video companies that offer similar application in the overseas markets. In the artificial intelligence space, we compete with other companies offering similar product offerings in China. In addition, we compete with all major internet companies for user attention and advertising spend.

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

Patents. As of March 31, 2019, we had 1,494 patents in China and 45 patents outside China relating to our software and other proprietary technology. Of such total 1,539 patents, 957 patents were either independently or jointly held by Zhuhai Juntian, Beijing Security, Conew Network, Beijing Antutu Technology Co., Ltd., or Beijing Antutu, Guangzhou Network, and our other wholly-owned or controlled subsidiaries. 482 patents were either independently or jointly held by Beijing Mobile, Beijing Network, and our other VIEs, and 100 patents were jointly owned by our wholly-owned subsidiaries and VIEs. The 1,539 patents will expire between December 2023 and January 2038. In addition to the aforementioned patents, as of March 31, 2019, we had a total of 2,260 patent applications in China and 343 patents applications outside China. Among such patent applications, in relation to the proprietary technologies that are essential to the operations of our platform and important to our business, our wholly-owned or controlled subsidiaries, had independently filed 2,103 patent applications, and our VIEs, had independently or jointly filed 407 patent applications and had jointly filed an additional 93 patent applications together with our wholly-owned or controlled subsidiaries. Once approved, depending on the type of patents, the patents that are in the process of application by our VIEs will expire 10 or 20 years after the date of application.

Copyrights. As of March 31, 2019, we had registered 361 copyrights, including 338 software copyrights and 23 artwork copyrights. In relation to our core proprietary technologies, Beijing Mobile and Beijing Network, our VIEs, independently or jointly owned 54 software copyrights, and jointly owned an additional 47 software copyrights together with Cheetah Technology, Zhuhai Juntian, Beijing Security, Conew Network or Guangzhou Network. All the software copyrights owned by our VIEs (excluding Beijing Conew) have been published between January 2003 and March 2019. Software copyrights are protected until the end of the 50th calendar year starting from the date of first publication.

Trademarks. As of March 31, 2019, we had registered 1,387 trademarks in China. In addition, we currently had filed 421 trademark applications in China. We had 1,422 registered trademarks outside China, and we had filed 783 trademark applications outside China.

Domain names. As of March 31, 2019, we had registered 411 domain names, including www.cmcm.com, www.duba.com, www.ijinshan.com, liebao.cn, 9724.com and liveme.com.

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

Regulations on Telecommunications Services and Foreign Ownership Restrictions

The Telecommunications Regulations, which became effective on September 25, 2000 and were respectively amended on July 29, 2014 and on February 6, 2016, and Administrative Measures on Telecommunications Business Permits (2017), which became effective since September 1, 2017, are the core regulations on telecommunications services in China. The Telecommunications Regulations set out basic guidelines on different types of telecommunications business activities, including the distinction between “basic telecommunications services” and “value-added telecommunications services.” Administrative Measures on Telecommunications Business Permits (2017) set out the standards regarding the application, examination and approval, use and administration of telecommunications business permits in China. According to the Classified Catalog of Telecommunications Business (2015 Version), implemented on March 1, 2016 and attached to the Telecommunications Regulations, internet information services are deemed a type of value-added telecommunications services. The Telecommunications Regulations require the operators of value-added telecommunications services to obtain value-added telecommunications business operation licenses from the Ministry of Industry and Information Technology, or MIIT, or its provincial delegates prior to the commencement of such services.

The Regulations on the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which took effect on January 1, 2002 and were respectively amended on September 10, 2008 and on February 6, 2016, are the major rules on foreign investment in telecommunications companies in China. The FITE Regulations stipulate that the foreign investor of a telecommunications enterprise is prohibited from holding more than 50% of the equity interest in a foreign-invested enterprise that provides value-added telecommunications services, including internet information services. Moreover, such foreign investor shall demonstrate a good track record and experience in operating value-added telecommunications services when applying for the value-added telecommunications business operation license from the MIIT.

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

To comply with such foreign ownership restrictions, we operate our businesses in China through Beijing Mobile and Beijing Network and other companies, our VIEs. Our VIEs are directly or indirectly owned by PRC citizens. Each of these entities is controlled by Beijing Security, Conew Network or Beijing Lewo, our wholly-owned subsidiaries, through a series of contractual arrangements. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our VIEs.” Based on our PRC legal counsel, Global Law Office’s understanding of the current PRC laws, rules and regulations, our corporate structure complies with all applicable PRC laws, and does not violate, breach, contravene or circumvent or otherwise conflict with any applicable PRC laws. However, we were further advised by our PRC legal counsel that there are substantial uncertainties with respect to the interpretation and application of existing or future PRC laws and regulations and thus there is no assurance that Chinese governmental authorities would take a view consistent with the opinions of our PRC legal counsel.

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

The Administrative Regulations on Internet Forum Community Services, or the Forum Regulations, issued by CAC on August 25, 2017 and being effective since October 1, 2017, regulates the provision of internet forum community services within the PRC territory. Pursuant to the Forum Regulations, “internet forum community services” refers to services to provide an interactive community platform on the Internet to the users for releasing information, by means of forums, post bars or online communities. We currently, provide forums such as http://bbs.cmcm.com/ and http://bbs.duba.net/, as online interactive platforms for users to release information relating to our products. According to the Forum Regulations, the internet forum community services provider shall strengthen the management of the information released by users. If it discovers any information that is prohibited by laws and regulations, the internet forum community services provider should immediately stop the transmission, delate such information and report to the state or local CAC in a timely way. Besides, the internet forum community services provider shall file and verify the real identity information of the initiators or managers of the forum sections, and shall not provide information releasing services for users who fail to provide real identity information. The users’ real identity information, when kept by the internet forum community services provider, shall not be disclosed, distorted, destroyed or illegally sold or provided to others.

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

Internet News Information Services

Under currently effective rules and regulations in the PRC, to provide internet news information services in China, including the relevant news reporting and commentary on politics, economy, military affairs, diplomacy, public emergencies and other public affairs, the service provider is required to obtain an internet news information service license, or an INIS License. Pursuant to the Provisions on the Administration of Internet News Information Services, which were jointly promulgated by the SCIO and the then Ministry of Information Industry (the predecessor of the MIIT) in September 2005 and were repealed in October 2017, internet news information service providers which are established by “non-news work units” and which republish news information, provide current event electronic bulletin services, and transmit to the public current event news report information are required to apply for an INIS License in order to provide internet news information services on current affairs and politics. On May 2, 2017, the Cyberspace Administration of China, or the CAC, promulgated Provisions on Administration over the Internet News Information Services Internet News Provisions, or the Internet News Provisions, which became effective on June 1, 2017, Pursuant to the Internet News Provisions, INIS License shall be obtained for providing to the public Internet news information services, including providing Internet news information collection and editing services, reprinting services and communication platform services, through the Internet website, application program, forum, blog, microblog, public account, instant messaging tool, Internet live streaming and other methods. It is prohibited to conduct Internet news information service activities without license or beyond the licensed scope. The collection and editing business and operational business of an Internet news information service provider shall be separated and non-public assets shall not be involved in the Internet news information collection and editing business. Any violation of the Internet News Provisions may result in penalties, including discontinuation of operations, warnings, orders to make correction within the prescribed time period, and imposition of fines and even criminal liabilities.

The CAC promulgated the Implementation Rules for the Administration of the Licensing for Internet News Information Services on May 22, 2017 and Administrative Measures on Content Management Practitioners in Internet News Information Service Providers on October 30, 2017, further prescribing more details regarding the application and administration of the INIS License.

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

On May 10, 2003, the Ministry of Culture, or the MOC, promulgated the Tentative Measures for the Administration of Online Culture, or the Online Cultural Measures, which became effective on July 1, 2003 and subsequently amended on July 1, 2004, on April 1, 2011 and on December 15, 2017 respectively. According to the Online Cultural Measures, internet information services providers engaging in online cultural activities, which include the dissemination and operation of gaming products, shall either obtain a license from the provincial branches of the MOC if such activities are commercial, or complete a filing of records with the provincial branches of the MOC if such activities are non-commercial. Specifically, entities are required to obtain online cultural operating licenses from the provincial branches of the MOC if they intend to commercially engage in any of the following activities: (a) production, duplication, import, publishing or broadcasting of online cultural products; (b) publishing of online cultural products on the internet or transmission thereof via the internet or mobile telecommunication networks to computers, fixed-line or mobile phones, television sets, gaming consoles or Internet café for online users to browse, review, use or download such products; or (c) exhibitions or contests related to online cultural products. If internet information services providers engage in commercial online cultural activities but fail to obtain online cultural operating licenses, they may be ordered to shut down their websites and subject to fines and penalties of confiscating illegal gain. On February 15, 2007, the MOC, the People’s Bank of China, or the PBOC and other relevant government authorities jointly issued the Notice on Strengthening the Administration of Internet Cafes and Online Games, or Circular 10. The Circular 10 authorizes PBOC to strengthen the administration of virtual currency in web games in order to avoid any adverse impact on the economy and financial system. This notice strictly limits the total amount of virtual currency that a web game operator can issue and an individual game player can purchase. It also distinguishes virtual transactions from real transactions through electronic commerce and that specifies virtual currency should only be used to purchase virtual items. The Notice on Strengthening the Administration of Online Game Virtual Currency, or the Virtual Currency Notice, jointly issued by the MOC and the MOFCOM in June 2009, defines the meaning of the term “virtual currency” and places a set of restrictions on the trading and issuance of virtual currency. The Virtual Currency Notice also states that online game operators are not allowed to give out virtual items or virtual currency through lottery-base activities, such as lucky draws, betting or random computer sampling, in exchange for cash or virtual money of the players.

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

Pursuant to the Administrative Measures on Usernames of Internet Users’ Accounts promulgated by the CAC on February 4, 2014, which became effective on March 1, 2015, users of internet information services are required to have their identity information authenticated in order to register user accounts. The internet information service providers are required to (i) improve user service agreement, clearly indicating users not to include any illegal or malicious information in account names, head portraits, profiles or any other registration information, and (ii) be equipped with the professionals and examine the account names, head portraits and other registration information submitted by the internet users. We cannot assure you that PRC regulators would not require us to implement much stricter real-name registration in the future. See “Item 3. Key Information—Risk Factors—Risks Relating to Doing Business in China—We may be adversely affected by the complexity of, and uncertainties and changes in, PRC regulation on mobile and PC internet businesses and companies.” In addition, we require our mobile and PC game developers to comply with the requirements under the PRC law, but we cannot assure you that such commercial partners will effectively implement the anti-fatigue rules, and any noncompliance on the part of such commercial partners may cause potential liabilities to us and in turn disrupt our operations. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—Non-compliance on the part of third parties with whom we conduct business could disrupt our business and adversely affect our results of operations.”

On December 1, 2016, the MOC promulgated the Circular on Regulating the Operation of Online Games and Strengthening the Interim and Ex Post Supervision, or Circular 32, which became effective on May 1, 2017. The Circular 32 sets requirements in relation to the following aspects of online games: (i) clarifying the scope of online game operation; (ii) regulating services for issuance of virtual props of online games; (iii) strengthening the protection of the rights and interests online game users; (iv) strengthening the interim and ex post supervision of online game operation; and (v) seriously investigating and punishing illegal operating activities. According to the Circular 32, online game publishers shall require online game users to register their real names with valid identity documents, and keep user registration information, and shall not provide recharge or consumer services in game for online game users who login as visitors and also requires that the online game publishers shall fully comply with the relevant provisions of the Parents’ Guardian Project for Minors Playing Online Games, based on which, online game operators shall impose money and time limits for minor users in game and take technical measures to screen the scenes and functions not appropriate for minors.

Regulations on Computer Information System Security Special Products

Pursuant to the Provisions for Security Protection of Computer Information Systems promulgated by the State Council on February 18, 1994 and subsequently amended in 2011, and the Measures for Administration of Detection and Sales Permits for Computer Information System Security Special Products promulgated by the MPS on December 12, 1997, producers of security special products, including hardware and software products, shall have such products detected and recognized by qualified institutions, and obtain a sales license. A new sales license is required if an approved security product has any functional changes. “Security special products” refers to special hardware and software that is used for protecting the security of computer information system. The valid term of each sales permit is two years and the extension application shall be submitted to the competent branches of the Ministry of Public Security 30 days prior to the expiration of such term. Besides, as the upgrades of our software become more frequent and such examination and approval by the MPS may be time-consuming, we may not be able to obtain such permits for all upgrades in a timely manner, which may subject us to various penalties and adversely affect our business and results of operations.

Regulations on Mobile Application Information Services

On June 28, 2016, the CAC, promulgated the Administrative Provisions on Information Services of Mobile Internet Application Programs, or the Mobile Application Provisions, which became effective on August 1, 2016. The Mobile Application Provisions were promulgated to strengthen the administration of information services provided by mobile applications.

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

Regulations on Advertising Business

State Administration for Market Regulation, or the SAMR, which is the successor of SAIC, is the primary governmental authority regulating advertising activities in China. Regulations that apply to advertising business and foreign ownership in advertisement business primarily include:

•	Foreign Investment Industrial Guidance Catalog, issued by the former National Development and Reform Commission and other departments, the latest version of which went effective on July 28, 2017;

•

Special Administrative Measures for Foreign Investment Access, or the Negative List 2018, jointly issued by the NDRC and the MOFCOM on 28 June 2018 and being effective on 28 July 2018, which narrowed the scope of industries in which foreign investments are restricted or prohibited as specified in the Foreign Investment Industrial Guidance Catalogue.

•

Advertisement Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress on October 27, 1994 and effective since February 1, 1995, the latest version of which became effective on October 26, 2018;

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

According to the above regulations, companies that engage in advertising activities including those conducted through the internet must each obtain, from the SAIC or its local branches, a business license which specifically includes operating an advertising business in its business scope. An enterprise engaging in advertising business within the specifications in its business scope does not need to apply for an advertising operation registration, provided that such enterprise is not a radio station, television station, newspaper or periodical publisher. Enterprises conducting advertising activities without such a license may be subject to penalties, including fines, confiscation of advertising income and orders to cease advertising operations pursuant to Advertisement Law. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant laws or regulations. For the enterprise which is not a radio station, television station, newspaper or periodical publisher, the term of validity of the registration of advertisement publication shall be consistent with the term of validity of the approval document for relevant media.

PRC advertising laws and regulations set certain content requirements for advertisements in China, including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisers, advertising agencies and advertising distributors are required to ensure that the content of the advertisements they prepare or distribute is true and in complete compliance with applicable laws. In providing advertising services, advertising operators and advertising distributors must review the supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations. Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to verify that such censorship has been performed and approval has been obtained. The Interim Measures for the Administration of Internet Advertisements set new requirements for internet advertising, which refers to commercial advertising that directly or indirectly promotes goods or services through websites, webpages, internet applications or other internet media in text, picture, audio, video or other forms. The Interim Measures require internet advertising publishers and advertising operators to, among other things, (i) clearly identify all internet advertising as such and distinguish paid search results from natural search results; (ii) refrain from interrupting normal internet use with advertisements, or inducing users to open an advertisement in a deceptive manner; and (iii) establish an advertising business management system and review advertisement content as required by applicable laws. The following activities are prohibited under the Interim Measures: (a) providing or using applications and hardware to block, filter, skip over, tamper with, or cover up lawful advertisements provided by others; (b) using network access, network equipment and applications to disrupt the normal transmission of lawful advertisements provided by others or adding or uploading advertisements without permission; and (c) harming the interests of others by using fake statistics or traffic data. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. Where serious violations occur, the SAIC or its local branches may revoke such offenders’ licenses or permits for their advertising business operations.

On February 9, 2018, the SAIC issued a Notice on Launching Special Rectification on Internet Advertising, the rectification priorities specified therein are: (i) illegal internet advertisement relating to orientation administration, politically sensitive problems or harming national interests; (ii) internet advertisement for food, dietary supplements, medical care, drugs, and medical devices, which contain false or illegal content that may harm personal safety; (iii) false and illegal Internet advertising for financial investment, business attraction, and collections, among others, containing content deceiving or misleading consumers; (iv) false and illegal Internet advertising interfering with public order, contrary to the good social customs, having an adverse social impact, or harming the physical and mental health of minors.

Regulations on Broadcasting Audio/Video Programs through the Internet

SARFT is the primary governmental authority regulating activities involving broadcasting audio/video programs and services in China. Regulations that apply to broadcasting audio/video programs primarily include:

•

Administrative Measures for Broadcasting Audio/Video Programs through the Internet and Other Information Networks, or the Audio/Video Broadcasting Measures, issued by SARFT on July 6, 2004, effective since October 11, 2004 and updated in August 2015 (SARFT Order [2015] No. 3), which were superseded by Administrative Measures for Private Network and Directional Broadcast Audio/Video Program Service (SARFT Order [2016] No. 6 or Order 6), which was promulgated on April 25, 2016 and became effective on June 1, 2016;

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

According to the above regulations, companies that engage in services relating to internet audio/video programs, which refer to the production, editing and aggregation of audio/video programs, the supply of audio/video programs to the public via the internet, and the provision of services to third parties for upload and transmission of audio/video programs, are required to obtain an internet audio/video program transmission license issued by the SARFT and to operate the relevant business within the scope as provided in such license. Order 6 explicitly provided that foreign invested enterprises (including wholly foreign owned enterprises, joint ventures and cooperative joint ventures) shall not engage in such business in China. Pursuant to Circular 56 and the Internet Audio/Video Content Notice, internet audio/visual program service providers shall examine and ensure that the contents that they publish comply with applicable laws. Violation of these regulations may result in penalties, including warnings, orders compelling modification of operations or imposition of fines, or even criminal liabilities.

Intellectual Property Rights

Software Registration. The State Council and the NCA have promulgated various rules and regulations and rules relating to protection of software in China, including the Regulations on Protection of Computer Software promulgated by State Council on January 30, 2013 and effective since March 1, 2013, and the Measures for Registration of Copyright of Computer Software promulgated by SARFT on February 20, 2002, amended on June 18, 2004 and effective since the same date. According to these rules and regulations, software owners, licensees and transferees may register their rights in software with the NCA or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may be entitled to better protections.

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

On December 20, 2001, the State Council promulgated the new Regulations on Computer Software Protection, effective from January 1, 2002 and amended in March 2013, which are intended to protect the rights and interests of the computer software copyright holders and encourage the development of software industry and information economy. In the PRC, software developed by PRC citizens, legal persons or other organizations is automatically copyright protected immediately after its development, without an application or approval. Software copyright may be registered with the designated agency and if registered, the certificate of registration issued by the software registration agency will be the primary evidence of the ownership of the copyright and other registered matters. On February 20, 2002, the National Copyright Administration of the PRC introduced the Measures on Computer Software Copyright Registration, which outline the operational procedures for registration of software copyright, as well as registration of software copyright license and transfer contracts. The Copyright Protection Center of China, or the CPCC, is mandated as the software registration agency under the regulations. The Measures on Computer Software Copyright Registration was subsequently amended on June 18, 2004, which allows the CPCC to establish local branches for software registration.

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

Domain Name. In September 2002, the CNNIC issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names, which were amended on May 29, 2012. On November 5, 2004, the MIIT promulgated the Measures for Administration of Domain Names for the

Chinese Internet, which were subsequently superseded by Administrative Measures for Internet Domain Names, effective on November 1, 2017, or the Domain Name Measures. The Domain Name Measures shall apply to Internet domain name services and related operation, maintenance, supervision and management, and other related activities that are carried out within the territory of the People’s Republic of China. According to the Domain Name Measures, the registration of domain names in PRC is on a “first-apply-first registration” basis. A domain name applicant will become the domain name holder upon the completion of the application procedure. In February 2006, the CNNIC issued the Measures on Domain Name Dispute Resolution, which were subsequently amended in June 2012 and in November 2014, and relevant implementing rules, pursuant to which the CNNIC can authorize a domain name dispute resolution institution to decide disputes.

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

On May 8, 2017, the Supreme People’s Court and the Supreme People’s Procuratorate released an Interpretation on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information, or the Interpretation. The Interpretation clarified several concepts, including “citizen’s personal information,” “provision”, and “unlawful acquisition”, in relation to the crime of “infringement of citizens’ personal information” stipulated in the Criminal Law. Pursuant to the Interpretation, “citizen’s personal information” refers to all kinds of information recorded in electronic form or any other form, which can be used, independently or in combination with other information, to identify a specific natural person’s personal identity or reflect a specific natural person’s activities, including the natural person’s name, identity certificate number, communication and contact information, address, account password, property status, and whereabouts, among others.

Regulations of Internet Content and Network Security

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

Measures for Security Review of Network Products and Services (Trial Implementation), or the Security Review Measures, was promulgated by CAC on May 2, 2017, and effective on June 1, 2017, pursuant to which important network products and services purchased for the network and information system concerning national security shall go through network security review by the Cyber Security Review Committee. Network security review shall focus on the review of the security and controllability of network products and services, mainly including: (i) security risks of the products and services and the risks of their being illegally controlled, interfered with and interrupted from operation; (ii) security risks in the supply chain of products and key components in the course of their production, testing, delivery and technical support; (iii) risks of illegal collection, storage, process or use of relevant information of users by product and service providers taking advantage of the convenient conditions in providing products and services; (iv) risks of product and service providers impairing the network security and the interests of users by taking advantage of the reliance of users on the products and services, and etc. Besides, network security review office shall release the security evaluation reports for network products and services on non-scheduled basis.

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

On April 11, 2017, the CAC circulated Measure on Safety Assessment for Personal Information and Important Data Export (Draft for Comment), or the Assessment Measures, pursuant to which all of the personal information and important data collected and generated by network operators within the territory of the People’s Republic of China shall be stored within the territory of China. If it is necessary to transmit such data abroad due to business needs, security assessment must be conducted in accordance with Assessment Measures. The Assessment Measures sets out two assessment procedures, self-assessment and regulatory assessment (assessment by regulatory authorities), based on the importance of the data. An Internet operator shall apply for regulatory assessment in any of the following circumstances: (i) the data to be transmitted abroad contains or contains in aggregate the personal information of more than 500,000 users; (ii) the quantity of the data to be transmitted abroad is more than 1,000 gigabytes; (iii) data involving areas such as nuclear facilities, chemical biology, defense industry, population and health, and data of large-scale project activities, marine environment and sensitive geographic information; (iv) data contains system vulnerabilities, security protection and other network security information of critical information infrastructures; and (v) personal data and important data provided by a critical information infrastructure operator. The CAC is still soliciting public comments on the Assessment Measures, and we cannot assess how it will affect our business operation in the future.

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

The MIIT issued the Measures for Monitoring and Handling Threat to Network Security of the Public Internet, or the Monitoring Measures, on August 9, 2017, and became effective from January 1, 2018. Under the Monitoring Measures, the threat to network security of the public internet refers to any network resource, malicious program, hidden security danger or security accident that exists or is spread on the public internet and is likely to do or has done harm to the public, including the Trojan virus, worm, bot process and malicious mobile code. The Monitoring Measures requires the basic telecommunications enterprises, internet-based enterprises, domain name registries and registrars, etc. to provide technical support and assistance to competent telecommunications authorities when they are inquiring into owners of IP addresses, domain name registration information, etc. Failure to comply with such requirements may result in penalties, including warnings and imposition of fines.

Regulations on Outbound Investment

The PRC government imposes supervisions on the outbound investments. The NDRC, MOFCOM and SAFE are the primary governmental authority regulating activities involving the outbound investments in China. Regulations that apply to outbound investments primarily include:

•

Administrative Measures for the Verification and Approval and Record-Filing of Outbound Investment Projects, or the NDRC Order No. 9, promulgated by the NDRC on April 8, 2014, effective since May 8, 2014 and updated in December 27, 2014 (NDRC Order No. 20), which was repealed by Administrative Measures for Outbound Investment by Enterprises, or the NDRC Order No. 11, promulgated by NDRC on December 26, 2017, effective since March 1, 2018 (NDRC Order No. 11);

•

Notice of the National Development and Reform Commission on Issues Concerning the Implementation of the “Administrative Measures for the Verification and Approval and Record-Filing of Outbound Investment Projects, promulgated by the NDRC on May 14, 2014, effective since then;

•	Catalogue of Investment Projects Subject to Government Verification and Approval (2016 Version), promulgated by the State Council on December 12, 2016, effective since then;

•	Administrative Measures for Outbound Investment, issued by the MOFCOM on September 6, 2014, effective since October 6, 2014; and

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

On December 6, 2016, the NDRC, MOFCOM, PBOC and SAFE (collectively, “Four Departments”), responded to media inquiries with respect to tightening outbound investment regulations. In particular, Four Departments specified closer attention shall be paid to the recent tendency of “irrational oversea investment” in real estate, hotel, film studio, entertainment, sports club and other fields, and the risks underlying certain types of outbound investments, such as investments of considerable amount unrelated to the domestic enterprise major business and investments made by limited partnerships. In addition, closer attention shall be paid to any domestic enterprises whose capitalization or value of assets are considerably smaller than the outbound subsidiaries to be established or acquired, and any domestic enterprise that applies for outbound direct investment immediately after its formation.

On August 4, 2017, General Office of the State Council promulgated Notice of the General Office of the State Council on Forwarding the Guiding Opinions of the National Development and Reform Commission, the Ministry of Commerce, the PBOC and the Ministry of Foreign Affairs on Further Guiding and Regulating the Directions of Outbound Investment, which further guides and regulates the directions of outbound investment.

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

On January 18, 2018, MOFCOM, PBOC, State-owned Assets, Supervision and Administration Commission of the State Council, China Banking Regulatory Commission, China Securities Regulatory Commission, China Insurance Regulatory Commission, State Administration of Foreign Exchange (collectively “Seven Departments”) promulgated Interim Measures for the Record-filing (Verification and Approval) and the Reporting of Outbound Investment Projects, or the Order No. 24. In particular, Seven Departments specified the procedure of record-filing and verification and approval of outbound investment. According to Order No. 24, Competent commerce departments and finance administrative departments shall be responsible for administration of the outbound investment projects of domestic investors either by record-filing or verification and approval according to their respective duties. Competent departments shall, according to their respective duties, formulate and improve corresponding measures for the record-filing (verification and approval) of outbound investment projects under the model of “ten negative lists for encouraging development”.

Order No. 24 requires that a competent department shall conduct relevant examination according to the materials submitted by a domestic investor for record-filing (verification and approval), formally accept such materials if they meet relevant requirements, and take measures pursuant to relevant provisions. The materials that shall be submitted by domestic investors for outbound investment projects shall be prescribed by competent departments. After going through the procedures for record-filing (verification and approval) of outbound investment projects, domestic investors shall handle foreign exchange registration in accordance with the requirements of foreign exchange administrations.

Violations of the regulations regarding outbound investment may result in the imposition of fines and other administrative penalties. For serious violations, criminal liability may arise.

Regulations of Foreign Investment

On March 15, 2019, the Foreign Investment Law of the PRC or the “FIL”, was approved and deliberated the Second Session of the 13th National People’s Congress of China, which will come into force on January 1, 2020. The FIL, upon taking effect, will replace the three existing laws on foreign investment (collectively “Three FDI law”), namely, the Law on Sino-Foreign Equity Joint Ventures, the Law on Sino-Foreign Contractual Joint Ventures and the Law on Wholly Foreign Owned Enterprises, and become a fundamental law of China in the foreign investment area, setting forth the basic legal framework in this regard.

The FIL clearly sets forth that foreign investment may be conducted through the following four ways: (i) foreign investor, independently or jointly with other investors, set up foreign-invested enterprises in China (the “Greenfield Investment”), (ii) foreign investors obtain shares, equities, property shares or other similar rights and interests of Chinese domestic enterprises (the “M&A”), (iii) foreign investor, independently or jointly with other investors, invests in a new project (the “Project Investment”) and (iv) other approach stipulated under laws, administrative regulations and provisions of the State Council. In this way, it is made clear that, in addition to the Greenfield Investments, foreign investments via M&A, Project Investment and other permitted approach shall all fall within the jurisdiction of FIL. Besides, the FIL clearly specifies that foreign investment includes direct foreign investment and indirect foreign investment. However, there is no further explanation about what would constitute an “indirect foreign investment”.

For the management of foreign investment, the FIL officially abolishes the “case-by-case approval” system established by Three FDI law, and instead establishes the administration system for foreign investment, amongst others, (i) the negative list—the negative list consists of a list of industry sectors where foreign investments are prohibited (the “Prohibited Sectors”) and a list of industry sectors in which foreign investments are restricted (the “Restricted Sectors”); (ii)the information reporting system—foreign investors or foreign investment entities (FIEs) are required to submit investment information to the competent authorities through the system of enterprises registration and enterprise credibility disclosure; and (iii) the national security review, which will be conducted over foreign investments that affects or may affect the state security. The FIL further stipulates the legal liabilities for foreign investment in the Prohibited or Restricted Sectors and failing to report in accordance with the requirements. Failure to comply with the FIL may result in penalties, including order the foreign investor to stop the investment activities, dispose of the shares or assets or take other necessary measures within a specified time limit, or confiscation of illegal gains.

The VIE structure we adopt is commonly used by foreign investors to invest in China in the Prohibited Sectors or Restricted Sectors. The draft Foreign Investment Law, promulgated on January 19, 2015, attempted to cover the VIE structure as a form of foreign investment. However, the FIL leaves it blank and it is vague whether the VIE structure will be interpreted and regulated to fall into the scope of the FIL. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

Regulations of Foreign Currency Exchange and Dividend Distribution

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

On August 29, 2008, the SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or Circular 142, to regulate the conversion of foreign currency into Renminbi by a foreign-invested enterprise by restricting the ways in which the converted Renminbi may be used. Circular 142 stipulates that the registered capital of a foreign-invested enterprise that has been settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and cannot be used for equity investments within the PRC. Meanwhile, the SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested enterprise settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without the SAFE’s approval, and may not in any case be repayment of Renminbi loans if the proceeds of such loans have not been used. Such requirements are also known as “payment-based foreign currency settlement system” established under the SAFE Circular 142. Violations of Circular 142 may lead to severe penalties including heavy fines. On November 9, 2010, the SAFE promulgated the Circular on Relevant Issues Concerning the Strengthening the Administration of Foreign Exchange Operations, or Circular 59, and another supplemental circular on July 18, 2011, known as Circular 88, which both tighten the examination of the authenticity of settlement of foreign currency capital or net proceeds from overseas offerings like our initial public offering and requires that the settlement of net proceeds shall be in accordance with the description in the prospectus in connection with the offering. The SAFE further promulgated the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses, or Circular 45, on November 9, 2011, which expressly prohibits foreign-invested enterprises from using registered capital settled in Renminbi converted from foreign currencies to grant loans through entrustment arrangements with a bank, to repay inter-company loans or repay bank loans that have been transferred to a third party. As a result, Circular 142, Circular 59, Circular 88 and Circular 45 may significantly limit our ability to transfer the net proceeds from our initial public offering to our other PRC subsidiaries through Beijing Security and Conew Network, our wholly-owned subsidiaries in China, and thus may adversely affect our business expansion in China. We may not be able to convert the net proceeds into Renminbi to invest in or acquire any other PRC companies, or establish other VIEs in the PRC.

Furthermore, on March 30, 2015, the SAFE promulgated the Circular on the Reform of the Administrative Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or Circular 19, which became effective as of June 1, 2015. This Circular 19 is to implement the so-called “conversion-at-will” of foreign currency in capital account, which was established under a circular issued by the SAFE on August 4, 2014, or Circular 36, and was implemented in 16 designated industrial parks as a reform pilot. The Circular 19 now implements the conversion-at-will of foreign currency settlement system nationally, and it abolished the application of Circular 142, Circular 88 and Circular 36 since June 1, 2015. Among other things, under Circular 19, foreign-invested enterprises may either continue to follow the payment-based foreign currency settlement system or select to follow the conversion-at-will of foreign currency settlement system. Where a foreign-invested enterprise follows the conversion-at-will of foreign currency settlement system, it may convert any or 100% amount of the foreign currency in its capital account into RMB at any time. The converted RMB will be kept in a designated account known as “Settled but Pending Payment Account”, and if the foreign-invested enterprise needs to make further payment from such designated account, it still needs to provide supporting documents and go through the review process with its bank. If under special circumstances the foreign-invested enterprise cannot provide supporting documents in time, Circular 19 grants the banks the power to provide a grace period to the enterprise and make the payment before receiving the supporting documents. The foreign-invested enterprise will then need to submit the supporting documents within 20 working days after payment. In addition, foreign-invested enterprises are now allowed to use their converted RMB to make equity investments in China under Circular 19. However, foreign-invested enterprises are still required to use the converted RMB in the designated account within their approved business scope under the principle of authenticity and self-use. It remains unclear whether a common foreign-invested enterprise, other than such special types of enterprises as holding companies, venture capital or private equity firms, can use the converted RMB in the designated account to make equity investments if equity investment or the like is not within their approved business scope. The SAFE promulgated the Circular on the Reform and Standard of the Administrative Policy of the Capital Account Foreign Exchange Settlement, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, to relax the control over using the RMB funds converted from foreign exchange earnings under capital account to offer loans by solely prohibiting offering loans to non-associated enterprises, while setting no prohibition on loans to associated enterprises.

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

Regulations on Foreign Debt

A loan made by a foreign entity as direct or indirect shareholder in a FIE is considered to be foreign debt in China and is regulated by various laws and regulations, including the Regulation of the People’s Republic of China on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions, the Detailed Rules for the Implementation of Provisional Regulations on Statistics and Supervision of External Debt, and the Administrative Measures for Registration of Foreign Debts. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branches within 15 business days after entering into the foreign debt contract. Pursuant to these rules and regulations, the maximum amount of the aggregate of (i) the outstanding balance of foreign debts with a term not longer than one year, and (ii) the accumulated amount of foreign debts with a term longer than one year, of a foreign-invested enterprise shall not exceed the difference between its registered total investment and its registered capital, or Total Investment and Registered Capital Balance. In addition, on January 11, 2017, the PBOC promulgated the Notice of the People’s Bank of China on Full-coverage Macro-prudent Management of Cross-border Financing, or PBOC Circular 9, which sets forth an upper limit for PRC entities, including FIEs and domestic-invested enterprises, regarding their foreign debts. Pursuant to PBOC Circular 9, the limit of foreign debts for enterprises shall be calculated based on the following formula: the limit of foreign debt (the “Net Assets Limit”) = net assets * cross-border financing leverage ratio * macro-prudent regulation parameter. Net assets is calculated as the net assets value stated in the relevant entity’s latest audited financial statement. The cross-border financing leverage ratio for enterprises is two (2). The macro-prudent regulation parameter is one (1). The PBOC Circular 9 does not supersede the Interim Provisions on the Management of Foreign Debts, but rather serves as a supplement to it. PBOC Circular 9 provided for a one year transitional period, or the Transitional Period, from its promulgation date for FIEs, during which period foreign-invested enterprise could choose to calculate their maximum amount of foreign debt based on either (i) the Total Investment and Registered Capital Balance, or (ii) the Net Assets Limit. After the Transition Period, the maximum amount applicable to foreign-invested enterprises is to be determined by PBOC and SAFE separately. However, although the Transitional Period ended on January 10, 2018, as of the date of this annual report, neither PBOC nor SAFE has issued any new regulations regarding the appropriate means of calculating the maximum amount of foreign debt for FIEs. Domestic-invested enterprises have only been subject to the Net Assets Limit in calculating the maximum amount of foreign debt they may hold from the date of promulgation of PBOC Circular 9.

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

Stock Option Rules. The Administration Measures on Individual Foreign Exchange Control were promulgated by the PBOC on December 25, 2006, and their Implementation Rules, issued by the SAFE on January 5, 2007, became effective on February 1, 2007. Under these regulations, all foreign exchange matters involved in employee stock ownership plans and stock option plans participated in by onshore individuals, among others, require approval from the SAFE or its authorized branch. Furthermore, the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rules, were promulgated by the SAFE on February 15, 2012, that replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas Publicly-Listed Companies issued by the SAFE on March 28, 2007. Pursuant to the Stock Option Rules, PRC residents who are granted shares or stock options by companies listed on overseas stock exchanges based on the stock incentive plans are required to register with the SAFE or its local branches, and PRC residents participating in the stock incentive plans of overseas listed companies shall retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly-listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plans on behalf of these participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, purchase and sale of corresponding stocks or interests, and fund transfer. In addition, the PRC agents are required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agents or the overseas entrusted institution or other material changes. The PRC agents shall, on behalf of the PRC residents who have the right to exercise the employee share options, apply to the SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents. In addition, the PRC agents shall file each quarter the form for record-filing of information of the Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies with the SAFE or its local branches.

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

PRC Business Tax and Value-added Tax (VAT)

On January 1, 2012, the Chinese State Council officially launched a pilot VAT reform program, or Pilot Program, applicable to businesses in selected industries. Businesses in the Pilot Program would pay VAT instead of business tax. The Pilot Industries in Shanghai included industries involving the leasing of tangible movable property, transportation services, research and development and technical services, information technology services, cultural and creative services, logistics and ancillary services, certification and consulting services. Revenues generated by advertising services, a type of “cultural and creative services,” are subject to the VAT tax rate of 6%. According to official announcements made by competent authorities in Beijing and Guangdong province, Beijing launched the same Pilot Program on September 1, 2012, and Guangdong province launched it on November 1, 2012. On May 24, 2013, the Ministry of Finance and the State Administration of Taxation issued the Circular on Tax Policies in the Nationwide Pilot Collection of Value Added Tax in Lieu of Business Tax in the Transportation Industry and Certain Modern Services Industries, or the Pilot Collection Circular. The scope of certain modern services industries under the Pilot Collection Circular extends to the inclusion of radio and television services. In August 2013, the Pilot Program was implemented throughout China. The Pilot Program replacing business tax with VAT was expanded to cover industries including construction, real estate, finance and consumer services in May 2016, and was later extended to all industries throughout China. With respect to all of our PRC entities for the period prior to the implementation of the Pilot Program, revenues from utility products and related services, mobile entertainment services and other licensing services were subject to a 5% PRC business tax. On November 19, 2017, the Chinese State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on VAT, or the Order 691. All of our PRC entities were subject to the Pilot Program as of December 31, 2018, or specifically, VAT of 6% in lieu of business tax for utility products and related services and mobile entertainment services that are deemed by the relevant tax authorities to be within the pilot industries.

On April 4, 2018, the Ministry of Finance and the State Administration of Taxation issued the Circular on Adjustment of VAT Rates, or Circular 32, which became effective as of May 1, 2018. According to the Circular 32, VAT rates of 17% and 11% applicable to the taxpayers who have VAT taxable sales activities or imported goods are adjusted to 16% and 10%, respectively. According to the Report on the Work of the Government delivered at the Second Session of the 13th National People’s Congress of China on March 5, 2019, VAT reform in PRC will be deepened in 2019, which includes that the current VAT rate of 16% in manufacturing and other industries will be reduced to 13%, and the VAT rate in the transportation, construction, and other industries will be adjusted from 10% to 9%. With respect to revenues from sales of goods, including sales of software products, licensing software without transferring its copyright and sales of other goods, they are still subject to a 16% VAT pursuant to Chinese tax law in 2018, and will be adjusted to 13% since April 1, 2019. In addition, sales of self-developed software products or license fees from self-developed software are entitled to a VAT refund with respect to the part whose actual VAT burden exceeds 3%.

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

Labor Laws and Social Insurance

The principal laws that govern employment include:

•

Labor Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress on July 5, 1994, effective since January 1, 1995 and amended on August 27, 2009 and December 29, 2018;

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

•	Interim Regulations on the Collection and Payment of Social Insurance Fees, promulgated by the State Council on January 22, 1999 and effective since January 22, 1999; and

•	Social Insurance Law promulgated by the National People’s Congress on October 28, 2010, effective since July 1, 2011 and amended on December 29, 2018.

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

In addition, pursuant to the Social Insurance Law promulgated by the National People’s Congress on October 28, 2010, which came into effect on July 1, 2011 and amended on December 29, 2018, employers in China are required to provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds.

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

As a Cayman Islands company, in order for us to be able to carry on our business in China, we conduct part of our operations in China through our VIEs including but not limited to Beijing Mobile and Beijing Network. Each of Beijing Mobile (which is owned as to 35% by Mr. Sheng Fu and 65% by Ms. Weiqin Qiu) and Beijing Network (which is owned as to 50% by Mr. Kun Wang and 50% by Mr. Wei Liu) holds the requisite ICP Licenses. We have been and are expected to continue to be dependent on our VIEs to operate our business in China if the then PRC law does not allow us to directly operate such business in China. We believe that under these contractual arrangements, we have sufficient control over our VIEs and their respective shareholders to renew, revise or enter into new contractual arrangements prior to the expiration of the current arrangements on terms that would enable us to continue to operate our business in China validly and legally.

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

Notes:

(1)

In April and November 2017, Live.me, we and certain investors mainly including Matrix Partners, Evolution Media China and Bytedance, etc. (collectively, the “Investors”) entered into share subscription and purchase agreements and certain other investment agreements to issue Series A Preferred Shares and B Preferred Shares (collectively as the “Live.me Preferred Shares”) for an aggregate cash consideration of US$45 million and US$50 million respectively. After the issuance of the Live.me Preferred Shares, we still held approximately 52.1% equity interests in Live.me on a fully-diluted, post-investment basis.

(2)

We exercise effective control over Beijing Network through contractual arrangements with Beijing Network and Mr. Kun Wang and Mr. Wei Liu, who owns 50% and 50% equity interests in Beijing Network, respectively.

(3)

We exercise effective control over Beijing Mobile through contractual arrangements with Beijing Mobile and Mr. Sheng Fu and Ms. Weiqin Qiu, who owns 35% and 65% equity interests in Beijing Mobile, respectively.

(4)

We exercise effective control over Beijing Conew through contractual arrangements with Beijing Conew and Mr. Sheng Fu and Mr. Kun Wang, who owns 62.73% and 37.27% equity interests in Beijing Conew, respectively.

Pursuant to the latest version of Catalogue for the Guidance of Foreign Investment Industries, Zhuhai Juntian is currently engaged in the business of (i) development of system software, which is an encouraged foreign investment industry, and (ii) sale of system software, which is a permitted foreign investment industry.

Beijing Security is currently engaged in the business of technology promotion, technology development, technology service and technology consultancy, sale of computers, software, auxiliary devices and AI hardware, computer animation design, investment consultancy and advertisement design, production, agency and publication, all of which are permitted foreign investment industries under the latest version of Catalogue for the Guidance of Foreign Investment Industries.

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

As a result of these contractual arrangements, we are considered the primary beneficiary of the VIEs as we have the power to direct activities of these entities and can receive substantially all economic interests in these entities even though we do not necessarily receive all of the VIEs’ revenues. Accordingly, we treat them as our VIEs under U.S. GAAP and have consolidated the results of operation of the VIEs and the then subsidiaries of our VIEs in our consolidated financial statements in accordance with U.S. GAAP. The VIEs and the then subsidiaries of our VIEs together contributed 11.3%, 7.4% and 10.2% of our revenues for the years ended December 31, 2016, 2017 and 2018, respectively.

In the opinion of our PRC legal counsel, Global Law Office:

•	the corporate structure of our PRC subsidiaries and VIEs does not result in any violation of all existing PRC laws and regulations;

•

each of the VIE agreements among either Beijing Security or Conew Network or Beijing Lewo, each of our VIEs and its respective shareholders (as the case may be) governed by PRC law is valid and binding, and does not result in any violation of PRC laws or regulations currently in effect; and

•

each of our PRC subsidiaries and VIEs has all necessary corporate power and authority to conduct its business as described in its business scope under its business license. The business licenses of each of our PRC subsidiaries and VIEs are in full force and effect. Each of our PRC subsidiaries and VIEs is capable of suing and being sued and may be the subject of any legal proceedings in PRC courts. To the best of our PRC legal counsel’s knowledge after due inquiries, none of our PRC subsidiaries and VIEs or their respective assets is entitled to any immunity, on the grounds of sovereignty, from any action, suit or other legal proceedings, or from enforcement, execution or attachment.

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

D.    Property, Plants and Equipment

As of March 31, 2019, our principal executive offices were located on leased premises comprising approximately 40,487 square meters in Beijing, China. This facility accommodates our management headquarters, principal development, engineering, legal, finance and administrative activities. We also have offices and research and development centers in Zhuhai, Shanghai, Guangzhou, Zhengzhou, Changsha, Shenzhen, Guiyang and Dalian of China, and offices in the United States, France, Germany, Japan, Hong Kong, Singapore, Brazil, Taiwan, India, Malaysia, Egypt and Indonesia.

Our products and services are mainly deployed on various cloud service providers such as Amazon, Microsoft, Tencent, Kingsoft and Alibaba. We believe these arrangements are more cost-effective than acquiring our own servers. We believe that our existing facilities are sufficient for our current needs and we expect to obtain additional facilities, principally through leasing, to accommodate our future expansion plans.

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

A.    Operating Results

Overview

We are a leading mobile internet company with strong global vision. We have attracted hundreds of millions of monthly actively users through an array of mobile utility products such as Clean Master released in 2012 and Cheetah Keyboard released in 2016. Leveraging our success on utility products, we launched mobile entertainment products in late 2015, including live streaming platform LiveMe and mobile games such as Piano Tiles 2 and Bricks n Balls. Over the past years, we had made significant investments in artificial intelligence and, together with Beijing OrionStar, one of our invested companies, we have accumulated deep knowledge in image recognition, voice recognition, natural language processing, text to speech and other AI related technologies. In 2018, we launched our own AI-driven smart speaker, Cheetah Voicepod, AI voice translation device, Cheetah Translator and started to deploy Cheetah GreetBot, a reception robot that focuses on the business-to-business market in many customer locations. Cheetah Mobile is a distributor and application developer of Cheetah GreetBot.

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

We generate revenues from our utility products and related services by providing mobile advertising services to our advertising customers worldwide, as well as selling advertisements and referring user traffic on our mobile and PC platforms. We recognize revenues after users purchase and consume virtual items on the LiveMe platform. In addition, our portfolio of mobile games has attracted a massive user base, which also provides ample advertising revenue opportunities. In addition, users can also purchase in-game virtual items.

On the corporate level, driven by increased revenues from mobile entertainment business, our revenues increased from RMB4,564.7 million in 2016 to RMB4,974.8 million in 2017, representing a 9.0% year over year growth, and further to RMB4,981.7 million (US$724.6 million) in 2018. Our net income attributable to Cheetah Mobile shareholders was RMB1,166.9 million (US$169.7 million) 2018, compared to a net income attributable to Cheetah Mobile shareholders was RMB1,348.2 million in 2017 and a net loss attributable to Cheetah Mobile shareholders of RMB80.5 million in 2016.

We have invested heavily in research and development and selling and marketing to grow our mobile business. In 2019, we expect to continue to invest in our mobile platform, primarily mobile entertainment business and AI technologies. We expect to further increase our marketing spending to enhance user engagement for our mobile entertainment applications. Although we expect our operating expenses will continue to increase in absolute amount in 2019, we remain focused on establishing a sustainable and profitable business model for the long term.

Selected Statement of Operations Items

Revenues

We generate revenues from utility products and related services, mobile entertainment business and others. The following table sets forth the principal components of our revenues by amount and as a percentage of our revenues for the periods presented.

	Year Ended December 31,
	2016(1)		2017(1)		2018(2)
	RMB	% of Revenues	RMB	% of Revenues	RMB	US$	% of Revenues
	(in thousands, except percentages)
Utility products and related services	3,870,995	84.8	3,439,563	69.1	3,119,483	453,711	62.6
Mobile entertainment business	693,195	15.2	1,496,443	30.1	1,778,867	258,725	35.7
Others	460	0.0	38,751	0.8	83,355	12,123	1.7

Revenues	4,564,650	100.0	4,974,757	100.0	4,981,705	724,559	100.0

(1)	VAT is presented in cost of revenues rather than net against revenues in accordance with the legacy revenue accounting standard (ASC 605)
(2)	VAT is presented as net against revenues rather than in cost of revenues in accordance with the new revenue accounting standard (ASC 606)

Utility Products and Related Services

Revenues from utility products and related services accounted for 84.8%, 69.1%, and 62.6% of our revenues in 2016, 2017 and 2018, respectively. Our portfolio of utility products has attracted a massive user base, which enabled us to provide mobile advertising services to advertisers worldwide, as well as refer user traffic and sell advertisements on our mobile and PC platforms. We charge fees for our online marketing services generally based on three general pricing models, which include cost over a time period, cost for performance basis and cost per impression basis. Cost for performance basis refers to, among others, cost per click, cost per installation, cost per activation and cost per sale that originate from our platform, while cost per impression refers to cost based on the number of impressions over a period. We believe that the most significant factors affecting revenues from online marketing include:

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

•

Development of online advertising industries in emerging markets. We have a large user base for our mobile utility products in emerging markets such as India and some countries in south eastern Asia. Currently, the online advertising industries in these emerging markets are still in their early stages of development. We expect that we can benefit from the growth of the online advertising industries in these markets as internet and smartphones gain deeper market penetration.

Mobile Entertainment Business

Revenues from mobile entertainment business accounted for 15.2%, 30.1% and 35.7% of our revenues in 2016, 2017 and 2018, respectively. Our mobile entertainment business primarily includes LiveMe and mobile games business. In 2016, we started to monetize LiveMe by sale of virtual items in users’ live broadcasting, which is subject to revenue-sharing arrangements with the hosting users. Our portfolio of mobile games has attracted a massive user base, which provides ample advertising revenue opportunities. Users can also purchase in-game virtual items.

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

•

User base for LiveMe platform. Our LiveMe platform is a new form of entertainment. General audience can have engaging experience to interact with broadcasters in a healthy online social environment. They can also easily become broadcasters themselves to enjoy the attention and receive virtual gifts from other users. We are in the process of bring this form of entertainment to a broader user base so more people can participate in the interactions on the platform, which in turn can result in more consumption of virtual gifts.

Others

Revenue from other services accounted for 0.0%, 0.8% and 1.7% of our revenues in 2016, 2017 and 2018, respectively. Others revenues mainly include sales of AI hardware and air purifier products, as well as providing technical support services to others. We expect revenues from other services to continue to increase as we continue to diversify or improve our products or services.

Cost of Revenues

Cost of revenues primarily consist of traffic acquisition costs associated with our Cheetah ad platform, bandwidth costs and cloud service costs, personnel costs, content and channel costs associated with our content-driven products, including LiveMe and mobile games, depreciation of equipment, amortization of intangible assets, cost of products sold.

Traffic acquisition costs represent the amounts paid or payable to third-party advertising publishers who distribute our customers’ paid links through their advertisement products. We expect our traffic acquisition costs to increase as we continue to expand our third-party advertising publishing business on the Cheetah ad platform.

Bandwidth and cloud service costs consist of fees that we pay to telecommunication carriers, bandwidth fees that are directly related to our business operations and technical support, and fees that we pay to cloud service providers such as Amazon for the deployment of our apps. Bandwidth and cloud service costs are affected by the amounts of our user traffic worldwide and data analytics.

Personnel costs include salaries and benefits, including share-based compensation, for our employees involved in the operation of our utility products and related business, mobile entertainment business and other business and maintenance of servers. We expect personnel costs to increase as we hire additional operational employees in line with the expansion of our business.

Content and channel costs consist primarily of fees borne by us under third-party game publishing arrangements, revenue sharing with content providers, such as live video hosts and media partners, commission fees paid to distribution platforms and payment channels, and amortization of license fees paid for exclusively licensed games. As we plan to increasingly focus on mobile games and LiveMe, we expect that content-related costs will continue to increase.

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

	Year Ended December 31,
	2016		2017		2018
	RMB	% of Revenues	RMB	% of Revenues	RMB	US$	% of Revenues
	(in thousands, except percentages)
Operating income and expenses:
Research and development	(905,854)	(19.8)	(684,863)	(13.8)	(668,918)	(97,290)	(13.4)
Selling and marketing	(1,650,581)	(36.2)	(1,656,505)	(33.3)	(1,910,044)	(277,804)	(38.4)
General and administrative	(561,834)	(12.3)	(407,410)	(8.2)	(430,826)	(62,661)	(8.6)
Impairment of goodwill and intangible assets	(2,889)	(0.1)	(38,862)	(0.8)	(12,767)	(1,857)	(0.3)
Other operating income	87,877	1.9	39,852	0.8	48,705	7,084	1.0

Total operating income and expenses	(3,033,281)	(66.5)	(2,747,788)	(55.3)	(2,973,850)	(432,528)	(59.7)

Research and Development Expenses. Research and development expenses consist primarily of salaries and benefits, including share-based compensation expenses, for our research and development employees. These expenditures are generally expensed as incurred. Research and development expenses decreased by 2.3% year over year to RMB668.9 million (US$97.3 million) in 2018, which primarily resulted from lower share-based compensation expenses. We will continue to develop and optimize our mobile entertainment related applications and further enhance our data analytics capabilities and artificial intelligence technologies.

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

United States. Our subsidiaries incorporated in the United States are subject to 35% for the federal income tax in United States and 8.84% for the state income tax in California for the year ended December 31, 2016 and 2017. On December 22, 2017, President Trump signed into law H.R. 1 (introduced as the Tax Cuts and Jobs Act) (the “New Tax Law”). The corporate income tax is permanently reduced from 35% to 21% in the New Tax Law, which took effect from January 1, 2018.

Hong Kong. Our subsidiaries incorporated in Hong Kong were subject to Hong Kong profits tax rate of 16.5% for the years ended December 31, 2016, 2017 and 2018.

Singapore. Our subsidiary incorporated in Singapore is subject to corporate income tax rate of 17%. In 2015, our subsidiary in Singapore obtained the Development and Expansion Incentive from the Singapore Economic Development Board, and is subject to 5% corporate income tax rate on qualifying income from 2016 to 2025.

Japan. Our subsidiary incorporated in Japan with paid-in capital in excess of JPY100 million was subject to national corporate income tax rate of 23.4% and 23.2% since April 1, 2016 and April 1, 2018, respectively. Our other subsidiary incorporated in Japan with paid-in capital of no more than JPY100 million was subject to national corporate income tax rate of 15% on the first JPY8 million of income earned and at 23.2% on any income earned in excess of JPY8 million from April 1, 2018. Local income taxes, which include local inhabitant tax and enterprise tax, are also imposed on corporate income.

France. Our subsidiary incorporated in France was subject to corporate income tax rate of 33.33% for the years ended December 31, 2017 and 2018.

Taiwan. Taiwan Cheetah is incorporated in Taiwan and is subject to corporate tax rate of 20%, with effect from 1 January 2018.

PRC.

Enterprise income tax. Our PRC subsidiaries and VIEs are subject to the statutory rate of 25% in accordance with the EIT Law, with exceptions for certain preferential tax treatments. Under relevant PRC government policies, enterprises qualified as “new software enterprise” are entitled to a two-year exemption and three-year 50% reduction on enterprise income tax commencing from the first profit-making year. Enterprises qualified as “high and new technology enterprise” are entitled to a preferential rate of 15%. One of our PRC subsidiaries, namely Guangzhou Cheetah Network Technology Co., Ltd., is qualified as “new software enterprises.” In addition, some of our PRC subsidiaries and VIEs, including Zhuhai Juntian, Beijing Security, Beijing Mobile, Beijing Network, Conew Network, Lewo Wuxian, Beijing Kingsoft Cheetah Technology Co., Ltd., and Moxiu Technology have obtained “high and new technology enterprise” certificates. Our remaining PRC subsidiaries, VIEs and the subsidiaries of our VIEs were subject to enterprise income tax at a rate of 25% for the years ended December 31, 2016, 2017 and 2018.

Withholding tax. Under the EIT Law and its implementation rules, dividends, interests, rents or royalties payable by a foreign-invested enterprise, such as our PRC subsidiaries, to any of its non-resident enterprise investors, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% EIT, namely withholding tax, unless non-resident enterprise investor’s jurisdiction of incorporation has a tax treaty or agreement with China that provides for a reduced withholding tax rate or an exemption from withholding tax. The Cayman Islands, where our company is incorporated, and the British Virgin Islands, where our subsidiary Conew.com Corporation was incorporated, do not have such tax treaties with China. None of our U.S. subsidiaries is an immediate holding company of our PRC subsidiaries. Under the Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, the dividend withholding tax rate may be reduced to 5%, if a Hong Kong resident enterprise that receives a dividend is considered a non-PRC tax resident enterprise and holds at least 25% of the equity interests in the PRC enterprise distributing the dividends, subject to approval of the PRC local tax authority. According to the Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT, effective as of April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of its income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements. However, if the Hong Kong resident enterprise is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividends may remain subject to withholding tax at a rate of 10%. Accordingly, our Hong Kong subsidiaries may not be able to enjoy the 5% withholding tax rate for the dividends they receive from our PRC subsidiaries if they do not satisfy the relevant conditions under tax rules and regulations and obtain the approvals as required.

PRC business tax and VAT. On January 1, 2012, the Chinese State Council officially launched a pilot VAT reform program, or Pilot Program, applicable to businesses in selected industries. Businesses in the Pilot Program would pay VAT instead of business tax. The Pilot Program imposes VAT in lieu of business tax for certain “modern service industries” in certain regions and eventually expands to nation-wide in August 2013. According to the implementation circulars released by the Ministry of Finance and the State Administration of Taxation on the Pilot Program, the “modern service industries” include industries involving the leasing of tangible movable property, research and development and technical services, information technology services, cultural and creative services, logistics and ancillary services, certification and consulting services, and radio and television services. The Pilot Program replacing business tax with VAT was expanded to cover industries including construction, real estate, finance and consumer services in May 2016, and was later extended to all industries throughout China. With respect to all of our PRC entities for the period prior to the implementation of the Pilot Program, revenues from utility products and related services, mobile entertainment services and other licensing services were subject to a 5% PRC business tax. On November 19, 2017, the Chinese State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on VAT, or the Order 691. All of our PRC entities were subject to the Pilot Program as of December 31, 2016, 2017 and 2018, or specifically, VAT of 6% in lieu of business tax for utility products and related services and mobile entertainment services that are deemed by the relevant tax authorities to be within the pilot industries. In addition, cultural business construction fee is imposed at the rate of 3% on revenues derived from our advertising services.

On April 4, 2018, the Ministry of Finance and the State Administration of Taxation issued the Circular on Adjustment of VAT Rates, or Circular 32, which became effective as of May 1, 2018. According to the Circular

32, VAT rates of 17% and 11% applicable to the taxpayers who have VAT taxable sales activities or imported goods are adjusted to 16% and 10%, respectively. According to the Report on the Work of the Government delivered at the Second Session of the 13th National People’s Congress of the People’s Republic of China on March 5, 2019, VAT reform in PRC will be deepened in 2019, which includes that the current VAT rate of 16% in manufacturing and other industries will be reduced to 13%, and the VAT rate in the transportation, construction, and other industries will be adjusted from 10% to 9%. With respect to revenues from sales of goods, including sales of software products, licensing software without transferring its copyright and sales of other goods, they are still subject to a 16% VAT pursuant to Chinese tax law in 2018, and will be adjusted to 13% since April 1, 2019. In addition, sales of self-developed software products or license fees from self-developed software are entitled to a VAT refund with respect to the tax burden over a tax rate of 3%. With the adoption of the Pilot Program, our revenues subject to VAT payable on goods sold or taxable services provided by a general VAT taxpayer for a taxable period is the net balance of the output VAT for the period after crediting the input VAT for the period. Hence, the amount of VAT payable does not result directly from output VAT generated from goods sold or taxable services provided. Therefore, we have adopted the net presentation of VAT.

Effect of Different Tax Rates in Different Jurisdictions

The following table sets forth our income (loss) before income tax and the effect of differing tax rates in different jurisdictions on our income tax expenses in each applicable jurisdiction, for the years ended December 31, 2016, 2017 and 2018.

		Year Ended December 31,
		2016	2017	2018
		RMB	RMB	RMB	US$
		(in thousands)
Cayman Islands	Income before income tax	20,376	6,780	605,774	88,107
	Income tax expenses computed at the PRC statutory tax rate of 25%	5,094	1,695	151,444	22,026
	Income tax expenses computed at Cayman Islands statutory tax rate of 0%	—	—	—	—

	Effect of differing tax rates in different jurisdictions	(5,094)	(1,695)	(151,444)	(22,026)

USA	(Loss) Income before income tax	(36,126)	31,757	3,452	502
	Income tax expenses computed at the PRC statutory tax rate of 25%	(9,032)	7,939	863	126
	Income tax expenses computed at the U.S. statutory tax rate of 35% for 2016 and 2017, and 21% for 2018	(12,644)	11,115	725	105

	Effect of differing tax rates in different jurisdictions	(3,612)	3,176	(138)	(21)

Hong Kong	(Loss) Income before income tax	(99,277)	703,644	(213,138)	(31,000)
	Income tax expenses computed at the PRC statutory tax rate of 25%	(24,819)	175,911	(53,284)	(7,750)
	Income tax expenses computed at the Hong Kong statutory tax rate of 16.5%	(16,381)	123,780	(35,168)	(5,115)

	Effect of differing tax rates in different jurisdictions	8,438	(52,131)	18,116	2,635

Singapore	Income before income tax	190,202	526,031	620,634	90,267
	Income tax expenses computed at the PRC statutory tax rate of 25%	47,551	131,508	155,158	22,567
	Income tax expenses computed at the Singapore statutory tax rate of 17%	32,334	76,916	105,508	15,346

	Effect of differing tax rates in different jurisdictions	(15,217)	(54,592)	(49,650)	(7,221)

		Year Ended December 31,
		2016	2017	2018
		RMB	RMB	RMB	US$
		(in thousands)
PRC	(Loss) Income before income tax	(54,764)	242,820	142,077	20,664
	Income tax expenses computed at the PRC statutory tax rate of 25%	(13,691)	60,705	35,519	5,166
	Income tax expenses computed at the PRC statutory tax rate of 25%	(13,691)	61,053	35,519	5,166

	Effect of differing tax rates in different jurisdictions	—	348	—	—

France	(Loss) Income before income tax	(69,180)	(88,228)	2,501	364
	Income tax expenses computed at the PRC statutory tax rate of 25%	(17,295)	(22,057)	625	91
	Income tax expenses computed at the French statutory tax rate of 33.33%	(23,058)	(33,958)	834	121

	Effect of differing tax rates in different jurisdictions	(5,763)	(11,901)	209	30

Taiwan	Loss before income tax	(16,767)	(13,604)	(1,239)	(180)
	Income tax expenses computed at the PRC statutory tax rate of 25%	(4,192)	(3,401)	(310)	(45)
	Income tax expenses computed at the Taiwan statutory tax rate of 17%	(2,850)	(2,313)	(248)	(36)

	Effect of differing tax rates in different jurisdictions	1,342	1,088	62	9

Others	(Loss) Income before income tax	(3,360)	24,065	109,662	15,950
	Income tax expenses computed at the PRC statutory tax rate of 25%	(840)	6,016	27,416	3,987
	Income tax expenses computed at the statutory tax rates of such other jurisdictions	78	2,158	17,590	2,558

	Effect of differing tax rates in different jurisdictions	918	(3,858)	(9,826)	(1,429)

Total	(Loss) Income before income tax	(68,896)	1,433,265	1,269,723	184,674
	Income tax expenses computed at the PRC statutory tax rate of 25%	(17,224)	358,316	317,431	46,168
	Income tax expenses computed at the statutory tax rate of different jurisdictions	(36,212)	238,751	124,760	18,145

	Effect of differing tax rates in different jurisdictions	(18,988)	(119,565)	(192,671)	(28,023)

The following table sets forth the effect of tax holiday and preferential tax treatments on our income tax expenses in each applicable jurisdiction, for the years ended December 31, 2016, 2017 and 2018.

	Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Singapore(1)	(22,802)	(58,443)	(74,279)	(10,803)
PRC(2)	1,800	(22,442)	12,835	1,867
Others	33	214	10	1

Total	(20,969)	(80,671)	(61,434)	(8,935)

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

	Year Ended December 31,
	2016(1)	2017(1)	2018(2)
	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Statements of Comprehensive Income Data:
Revenues	4,564,650	4,974,757	4,981,705	724,559
Utility products and related services	3,870,995	3,439,563	3,119,483	453,711
Mobile entertainment	693,195	1,496,443	1,778,867	258,725
Others	460	38,751	83,355	12,123

Cost of revenues(3)	(1,543,817)	(1,780,089)	(1,540,633)	(224,076)

Gross profit	3,020,833	3,194,668	3,441,072	500,483

Operating income and expenses
Research and development(3)	(905,854)	(684,863)	(668,918)	(97,290)
Selling and marketing(3)	(1,650,581)	(1,656,505)	(1,910,044)	(277,804)
General and administrative(3)	(561,834)	(407,410)	(430,826)	(62,661)
Impairment of goodwill and intangible assets	(2,889)	(38,862)	(12,767)	(1,857)
Other operating income	87,877	39,852	48,705	7,084

Total operating expenses, net	(3,033,281)	(2,747,788)	(2,973,850)	(432,528)

Operating (loss) profit	(12,448)	446,880	467,222	67,955

Other income (expenses)
Interest income, net	7,783	22,603	87,716	12,758
Foreign exchange gain (loss), net	3,747	(15,224)	13,821	2,010
Impairment of investments and convertible loans	(141,069)	(275,026)	(142,385)	(20,709)
(Loss) Gain from equity method investments, net	(11,363)	495	(384)	(56)
Other income, net	84,454	1,253,537	843,733	122,716

(Loss) Income before income taxes	(68,896)	1,433,265	1,269,723	184,674

Income tax benefits (expenses)	12,189	(57,602)	(117,000)	(17,017)

Net (loss) income	(56,707)	1,375,663	1,152,723	167,657

Less: net income (loss) attributable to noncontrolling interests	23,818	27,469	(14,186)	(2,063)

Net (loss) income attributable to Cheetah Mobile Inc.	(80,525)	1,348,194	1,166,909	169,720

(1)	VAT is presented in the cost of revenues rather than net against revenues in accordance with the legacy revenue accounting standard (ASC 605).
(2)	VAT is presented as net against revenues rather than in the cost of revenues in accordance with the new revenue accounting standard (ASC 606).

(3)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	1,490	762	206	30
Research and development	148,211	20,691	14,224	2,069
Selling and marketing	13,830	39	8,967	1,304
General and administrative	142,618	51,824	61,721	8,977

Total	306,149	73,316	85,118	12,380

Starting from January 1, 2018, we adopted a new revenue accounting standard (ASC 606), which reclassifies VAT from cost of revenues to net against revenues. The consolidated statement of comprehensive income data for the year ended December 31, 2018 presented above have been prepared in accordance with ASC 606 and exclude the impact of VAT, while the consolidated statements of comprehensive income data for the years ended December 31, 2017 and 2016 presented above have been prepared in accordance with the legacy revenue accounting standard (ASC 605) and, unlike the consolidated statement of comprehensive income data for the year ended December 31, 2018, include the impact of VAT.

The following table illustrates the effect of the adoption of ASC 606 by presenting a comparison of revenues for the year ended December 31, 2018, as actually reported and as they would have been reported under ASC 605, without the adoption of ASC 606:

	Year Ended December 31, 2018
	RMB	US$
	(in thousands)
As reported	4,981,705	724,559
Add: value added taxes	123,127	17,908
Less: barter transactions	18,180	2,644

Without adoption of ASC 606	5,086,652	739,823

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

To facilitate the comparison of operating results and trends in the years ended December 31, 2018 and 2017, we excluded the impact of VAT for the year ended December 31, 2017, to present on the same basis as the year ended December 31, 2018 when we compare the revenues, cost of revenues, gross profit and operating profit, and calculate the corresponding percentage changes in the paragraphs below.

Revenues. Our revenues increased by 2.2% to RMB4,981.7 million (US$724.6 million) in 2018. This increase was primarily driven by rapid growth in our mobile entertainment businesses, which increased by 19.0% year over year to RMB1,778.9 million (US$258.7 million) in 2018, mostly driven by the growth of our mobile games operations.

Utility products and related services. Revenues from utility products and related services decreased by 6.7% year over year to RMB3,119.5 million (US$453.7 million) in 2018. The decrease was primarily due to (i) a decline in revenues from our mobile utility products and related services business in the overseas markets mostly as a result of the discontinuation of certain ad formats, i.e., ads on mobile phone lock screens, by our overseas third-party advertising partners, and (ii) a decline in our PC-related revenues. This decrease was largely offset by an increase in revenues from the mobile utility products and related services business in China. Revenues from utility products and related services in the domestic market increased by 22.3% year over year to RMB1,794.4 million (US$261.0 million) in 2018.

Mobile entertainment services. Revenues from mobile entertainment services increased by 19.0% year over year to RMB1,778.9 million (US$258.7 million) in 2018, mostly driven by the growth of our mobile games operations.

Other services. Revenues from other services increased to RMB83.4 million (US$12.1 million) from RMB37.3 million in 2017. This increase was primarily driven by the sales of Cheetah Translator, an AI-based voice translation device.

Cost of revenues. Our cost of revenues decreased by 8.3% year over year to RMB1,540.6 million (US$224.1 million) in 2018. The decrease in our cost of revenues was mainly due to (i) reduced traffic acquisition costs associated with our third-party advertising business, (ii) reduced bandwidth and cloud service costs associated with our mobile utility applications in the overseas markets, (iii) reduced personnel costs involved in our PC business and (iv) lower amortization of intangible assets in 2018 as we had disposed News Republic and completed the amortization of MobPartner, which was acquired in April 2015.

Gross profit. As a result of the foregoing, our gross profit increased by 7.7% year over year to RMB3,441.1 million (US$500.5 million) in 2018.

Gross margin. Our gross margin expanded to 69.1% for the year ended December 31, 2018 from 65.5% for the year ended December 31, 2017.

Operating expenses. Our operating expenses increased by 8.2% year over year to RMB2,973.9 million (US$432.5 million) in 2018, due to increase in selling and marketing expenses and general and administrative expenses.

Research and development expenses. Our research and development expenses decreased by 2.3% year over year to RMB668.9 million (US$97.3 million) in 2018. This decrease was primarily due to lower share-based compensation expenses.

Selling and marketing expenses. Our selling and marketing expenses increased by 15.3% year over year to RMB1,910.0 million (US$277.8 million) in 2018. This increase was primarily due to increased promotional activities for our utility products and related services business in the domestic market and our mobile games business in all markets.

General and administrative expenses. Our general and administrative expenses increased by 5.7% year over year to RMB430.8 million (US$62.7 million) in 2018, which was mainly due to higher share-based compensation expenses and an increase in allowances for doubtful accounts.

Impairment of goodwill and intangible assets. We recognized an impairment loss of intangible assets of RMB12.8 million (US$1.9 million) in 2018, which was primarily due to impairment of intangible assets relating to licensed games and acquired technology. We recognized an impairment loss of intangible assets of RMB38.9 million in 2017, which was primarily associated with impairment of intangible assets relating to platform.

Other operating income. Other operating income primarily consisted of government grants, subsidies and financial incentives that we received in connection with our operations not related to research and development projects. Other operating income was RMB48.7 million (US$7.1 million) in 2018, as compared with RMB39.9 million in 2017.

Operating profit. As a result of the foregoing, we had an operating profit of RMB467.2 million (US$68.0 million) in 2018, as compared to RMB446.9 million in 2017.

Operating profit margin. We had an operating profit margin of 9.4% in 2018, as compared to 9.2% in 2017.

Impairment of investments and convertible loans. Impairment of investments and convertible loans were RMB142.4 million (US$20.7 million) in 2018, primarily due to one-time non-cash write-down of some investment assets, which we considered its fair value is less than its carrying value.

Other income, net. Other income, net, was RMB843.7 million (US$122.7 million) in 2018, mainly resulting from the disposals of certain portion of our equity ownership in Bytedance Ltd., whose transaction agreement was entered in the fourth quarter of 2018 and resulted in a disposal gain of investment of US$43.3 million. This transaction also resulted in a fair value gain of US$43.3 million in 2018 for the remaining portion of the equity ownership which we still hold, in accordance with ASC 321, adopted on January 1, 2018.

Income tax expense. Our income tax expense was RMB117.0 million (US$17.0 million) in 2018, as compared to RMB57.6 million in 2017.

Net income attributable to Cheetah Mobile shareholders. Primarily as a result of the foregoing, our net income attributable to Cheetah Mobile shareholders was RMB1,166.9 million (US$169.7 million) in 2018, as compared to RMB1,348.2 million in 2017.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Revenues. Our revenues increased by 9. 0% from RMB4,564.7 million in 2016 to RMB4,974.8 million in 2017. This increase was primarily driven by rapid growth in our LiveMe and mobile game businesses. Our mobile revenues increased from RMB3,530.4 million in 2016 to RMB4,315.0 million in 2017, primarily due to rapid growth of our LiveMe business and the growth of our mobile game revenues in the overseas markets.

Utility products and related services. Revenues from utility products and related services decreased by 11.1% from RMB3,871.0 million in 2016 to RMB3,439.6 million in 2017. The decrease was primarily due to a decline in PC revenues as internet traffic in China continued to migrate from PC to mobile devices. Our mobile utility products and related services revenues decrease by 1% from RMB2,837.2 million in 2016 to RMB2,816.1 million in 2017, due to a decline in revenues from mobile utility products and related services business in the overseas markets as certain ad formats, i.e., ads on mobile phone lock screens, have been discontinued by one of our major overseas third-party advertising partners which impacts all app developers that offer lock screen features. This decline was largely offset by an increase in revenues from mobile utility products and related services business in the domestic market.

Mobile entertainment services. Revenues from mobile entertainment services was RMB1,496.4 million in 2017, a 115.9% increase from RMB693.2 million in 2016. The increase was primarily due to the rapid growth in LiveMe’s revenues and our enriched mobile game portfolio as a result of the introduction of several new mobile games in early 2017.

Other services. Revenues from other services increased by 8324.1% from RMB0.5 million in 2016 to RMB38.8 million in 2017. This increase was primarily driven by the sale of increased numbers of air purifier.

Cost of revenues. Our cost of revenues increased by 15.3% from RMB1,543.8 million in 2016 to RMB1,780.1 million in 2017. The increase in our cost of revenues was mainly due to increased investments in our LiveMe business.

Gross profit. As a result of the foregoing, our gross profit increased by 5.8% from RMB3,020.8 million in 2016 to RMB3,194.7 million in 2017.

Gross margin. Our gross margin decreased from 66.2% for the year ended December 31, 2016 to 64.2 % for the year ended December 31, 2017, primarily due to increased investments in LiveMe, which has a lower gross margin compared to our other businesses.

Operating expenses. Our operating expenses decreased by 9.4% from RMB3,033.3 million in 2016 to RMB2,747.8 million in 2017, due to decreases in research and development expenses and general and administrative expenses.

Research and development expenses. Our research and development expenses decreased by 24.4% from RMB905.9 million in 2016 to RMB684.9 million in 2017. This decrease was primarily due to lower share-based compensation expenses and reduced research and development headcount for our News Republic business and mobile utility products development.

Selling and marketing expenses. Our selling and marketing expenses remained relatively flat from RMB1,650.6 million in 2016 to RMB1,656.5 million in 2017. We increased product promotional activities for the LiveMe business and reduced spending on product promotional activities for utility applications in the overseas markets.

General and administrative expenses. Our general and administrative expenses decreased by 27.5% from RMB561.8 million in 2016 to RMB407.4 million in 2017, which was a result of lower share-based compensation expenses and a decrease in allowance for doubtful accounts.

Impairment of goodwill and intangible assets. We recognized an impairment loss of intangible assets of RMB38.9 million in 2017, which was primarily due to impairment of intangible assets relating to platform. We recognized an impairment loss of intangible assets of RMB2.9 million in 2016, which was primarily associated with impairment of licensed games.

Other operating income. Other operating income primarily consisted of government grants, subsidies and financial incentives that we received in connection with our operations not related to research and development projects. Other operating income was RMB39.9 million in 2017, as compared with RMB87.9 million in 2016.

Operating profit (loss). As a result of the foregoing, we had an operating profit of RMB446.9 million in 2017 compared to an operating loss of RMB12.4 million in 2016.

Operating profit (loss) margin. We had an operating profit margin of 9.0% in 2017, compared to an operating loss margin of 0.3% in 2016.

Impairment of investments. Impairment of investments were RMB275.0 million in 2017 primarily due to one-time non-cash write-down of some investment assets, which we considered other-than-temporary, to its fair value.

Other income, net. Other income, net, was RMB1,253.5 million in 2017, mainly resulting from the disposals of our interests in Musical.ly and our News Republic business.

Income tax (expense) benefit. Our income tax expense was RMB57.6 million in 2017, as compared with an income tax benefit of RMB12.2 million in 2016.

Net income (loss) attributable to Cheetah Mobile shareholders. Primarily as a result of the foregoing, our net income attributable to Cheetah Mobile shareholders was RMB1,348.2 million in 2017, compared to a net loss attributable to Cheetah Mobile shareholders of RMB80.5 million in 2016.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 2.0%, 1.6% and 2.1% in 2016, 2017 and 2018, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China or elsewhere in the world.

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

Revenue recognition

We adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), from January 1, 2018, using the modified retrospective method. Revenues for the year ended December 31, 2018 were presented under ASC 606, and revenues for the years ended December 31, 2017 and 2016 were not adjusted and continue to be presented under ASC Topic 605, Revenue Recognition. The cumulative effect of adopting ASC 606 resulted in an increase of RMB11,892 (US$1,730) to the opening balance of retained earnings at January 1, 2018, which is primarily related to our online advertising services.

We generate revenues primarily through utility products and related services, mobile entertainment and others. We recognize revenue when it has approval and commitment from the customer, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable.

Starting from January 1, 2018, value added taxes (“VAT”) was reclassified from cost of revenue to net against revenues in accordance with ASC 606. Other than the presentation of VAT, the impact from adopting ASC 606 was not material to our consolidated financial statements as of and for the year ended December 31, 2018.

The following table presents our revenues disaggregated by revenue source (prior period amounts have not been adjusted under the modified retrospective method as noted above):

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Revenues:
Utility products and related services	3,870,995	3,439,563	3,119,483	453,711
Mobile entertainment:
Mobile game business	494,955	624,013	925,003	134,536
Content-driven products	198,240	872,430	853,864	124,189
Others	460	38,751	83,355	12,123

Total consolidated revenues	4,564,650	4,974,757	4,981,705	724,559

Utility products and related services

Online advertising

Online advertising revenue is primarily derived from displaying advertising customer’s advertisements on our online platforms including duba.com and other websites, browsers, PC and mobile applications, and to a lesser extent, on third-party advertising publishers’ websites or mobile applications. We have three general pricing models for our advertising products: cost over a time period, cost for performance basis and cost per impression basis. For advertising contracts over a time period, we generally recognize revenue ratably over time, because the customer simultaneously receives and consumes the benefits as we perform throughout a fixed contract term. For contracts that are charged on the cost for performance basis, we charge an agreed-upon fee to our customers determined based on the effectiveness of advertising links, which is typically measured by clicks, transactions, installations, user registrations, and other actions originating from our online platforms. Revenue is recognized at a point in time when there is an effective click, transaction, installations, user registrations, and other actions originating from our online platforms. For contracts that are charged on the cost per impression basis, we recognize the revenue at a point in time when the impressions are delivered. For online advertising services arrangement involving third-party advertising publishers’ websites or mobile publications, we recognize gross revenue the amount of fees received or receivable from customers as we have control over the advertising services rather than to arrange for the advertising services to be provided by third parties on their internet properties. Revenue for online advertising services is recognized at a point in time when all the revenue recognition criteria are met. Payments made to the third-party advertising publishers or content providers are included in cost of revenues.

Advertising agency services

We provide advertising agency services by arranging advertisers to purchase various advertisement products from certain online networks, primarily Facebook. We receive from the online network performance-based commissions, which are determined based on a pre-specified percentage of the payment by the advertisers for the online network’s various advertisement products. We act as an agent to arrange for the advertising services to be provided by third parties on their internet properties. Revenue from advertising agency services is recognized on a net basis at a point in time when the advertisement products are delivered by the online networks. The revenue is estimated by us based on the real-time advertising performance results provided by the online networks and the commission rates pre-determined in contracts signed with relevant online networks. There was no significant difference between our estimates and the subsequent periodic invoices provided by the online network for all the periods presented.

Internet security services

We market and distribute our off-the-shelf anti-virus security solutions to enterprise and individual users, which can be downloaded online and available for the users for a period of time as specified in the contract. Fees charged in relation to the anti-virus security solutions are recognized as revenue over time because the customer simultaneously receives and consumes the benefits as we perform throughout a fixed contract term.

Other utility products related services

Other utility products related services primarily comprise of the sale of office application software. Revenues for term-based licenses are recognized ratably over time. Revenue for perpetual license is recognized at a point in time when control transfers to the customer, which generally occurs when products are made available to customers.

Mobile entertainment

Mobile games

We develop several popular mobile games and operate some games exclusively licensed from third-party developers, which attracted a massive user base and provide ample advertising revenue opportunities. Similar with monetization method for the mobile utility products, we derive advertising revenues by displaying advertisements on our mobile games. Advertisers purchase advertising services directly from us or through third party partnering mobile advertising platforms. Revenue is recognized at a point in time when an advertisement is displayed to users, while impressions are considered delivered.

The mobile games also allow players to play for free and we generate revenue from game players’ purchase of in-game virtual currency for in-game virtual items to enhance their game-playing experience. We act as the principal in the mobile game arrangements under which we have control over the fulfillment of the game operation. Accordingly, we record revenues from mobile games on a gross basis and recognize revenues ratably over the estimated average paying players’ life of each game.

Commission fees paid to distribution platforms and payment channels and the fees shared by the third-party game developers are recorded as cost of revenues.

Online live broadcast services

We create and offer virtual items to be used by users on mobile live broadcast application “LiveMe”, which is operated and maintained by us. All “LiveMe” live video shows are available free of charge and fans can purchase virtual items on the platform with virtual currencies to support their favorite performers. We recognize revenue from LiveMe on a gross basis as we have control over the fulfillment of providing mobile live broadcasts on the LiveMe platform, and records payments to the performers and third-party payment platforms as cost of revenues. When virtual currencies are converted into virtual items which are consumed simultaneously, performers receive a certain number of virtual diamonds as a result. When performers receive virtual diamonds, they have a choice to either cash out the virtual diamonds or convert them into virtual currencies and continue to consume the virtual currencies on the platform. Since the performers can convert the virtual items into cash and recharge into their account (if they do) or directly convert into virtual currencies, we believe that the conversion into virtual currencies is analogous to recharge by cash and revenue should be recognized when virtual currencies converted from virtual items are consumed. Proceeds received from users for the sales of virtual currencies are recorded as contract liability, representing prepayments received from users in the form of our virtual currency not yet converted into virtual items. Revenue recognized is based on the weighted average unit price of virtual currencies and the quantities of virtual currencies converted into virtual items. The weighted average unit price of virtual currencies is calculated on a monthly basis as the sum of the contract liability at the beginning of the month, proceeds received during the month and the cash value of the virtual items converted into virtual currencies divided by the sum of the virtual currencies balance at the beginning of the month plus the quantity of virtual currencies generated during the month.

Others

Other revenue primarily comprises of the sale of AI hardware and air purifier products. We recognize revenue for the sale of AI hardware and air purifiers at a point in time when the products are transferred to customers.

Other revenue recognition related policies

For arrangements that include multiple performance obligations, we would evaluate all the performance obligations in the arrangement to determine whether each performance obligation is distinct. Consideration is allocated to each performance obligation based on its standalone selling price. If a promised good or service does not meet the criteria to be considered distinct, it is combined with other promised goods or services until a distinct bundle of goods or services exists.

We provide sales incentives to customers which entitle them to receive reductions in the price. We account for these incentives granted to customers as variable consideration and record them as reduction of revenue. The amount of variable consideration is measured based on the most likely amount of incentives to be provided to customers. We believe that there will not be significant changes to our estimate of variable consideration.

Cash and cash equivalents

Cash consists of cash on hand and bank deposits, which are unrestricted to withdrawal and use. All highly liquid investments with original stated maturity of three months or less are classified as cash equivalents.

Restricted cash

Restricted cash consists primarily of the cash reserved in escrow accounts for the remaining payments in relation to business acquisition, the cash pledged as collateral for a short-term bank loan, and the cash reserved in third-party trust account.

In November 2016, the FASB issued Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts presented in the statement of cash flows. We adopted the new standard effective January 1, 2018, using the retrospective transition method. All restricted cash was presented on the face of the consolidated balance sheet as “Restricted cash.”

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

Beijing Mobile and Beijing Network hold the requisite ICP Licenses required to operate our internet-based, including mobile-based businesses in China. We have been and are expected to continue to be dependent on our VIEs to operate our business if PRC laws do not allow us to directly operate such business in China. Beijing Security and Conew Network, our wholly-owned subsidiaries, as the case may be, have entered into a series of contractual arrangements with the VIEs and their respective shareholders. Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between our wholly-owned subsidiaries and the VIEs through the irrevocable shareholder voting proxy agreements, whereby the shareholders of the VIEs effectively assign all of the voting rights underlying their equity interests in the VIEs to our wholly-owned subsidiaries. Furthermore, pursuant to the exclusive equity option agreements, which include a substantive kick-out right, our wholly-owned subsidiaries have the power to control the shareholders of the VIEs, and therefore, the power to govern the activities that most significantly impact the economic performance of the VIEs. In addition, through the contractual arrangements, our wholly-owned subsidiaries demonstrate their ability and intention to continue to exercise the ability to absorb substantially all of the expected losses and the majority of the profits of the VIEs, and therefore, have the rights to the economic benefits of the VIEs. As a result of these contractual arrangements, we consolidate the VIEs as required by ASC 810-10, Consolidation: Overall.

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

Long-term investments

Our long-term investments consist of equity investments without readily determinable fair value, equity method investments, available-for-sale debt investments and other investments accounted for at fair value.

Prior to adopting ASC Topic 321, Investments — Equity Securities (“ASC 321”) on January 1, 2018, we account for other equity investments that are not considered as debt securities or equity securities that have readily determinable fair values and over which we neither have significant influence nor control through investment in common stock or in-substance common stock using the cost method in accordance with ASC 325-20, Investments — Other: Cost Method Investments. Under cost method, we carry the investment at cost and only adjust for other-than-temporary declines in fair value and distributions of earnings. Our management regularly evaluates the impairment of our cost method investments based on the performance and financial position of the investee as well as other evidence of estimated market values. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and current and future financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

Starting from January 1, 2018, we adopted ASC 321, pursuant to which, equity investments with readily determinable fair value, except for those accounted for under the equity method, those that result in consolidation of the investee and certain other investments, are measured at fair value, and any changes in fair value are recognized in earnings. For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, we elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.

Pursuant to ASC 321, for equity investments measured at fair value with changes in fair value recorded in earnings, we do not assess whether those securities are impaired. For those equity investments that we elect to use the measurement alternative, we make a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the entity has to recognize an impairment loss in net income equal to the difference between the carrying value and fair value.

Available-for-sale debt investments are structured note, which are measured at fair value, with unrealized gains or losses recorded in accumulated other comprehensive income.

We account for our investments in common stock or in-substance common stock in entities in which we can exercise significant influence but do not own a majority equity interest or control using the equity method of accounting in accordance with ASC 323-10, Investments — Equity Method and Joint Ventures: Overall. We apply the equity method of accounting that is consistent with ASC 323-10 in limited partnership in which we hold a three percent or greater interest. Under the equity method, we initially record our investment at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investment on the consolidated balance sheets. We subsequently adjust the carrying amount of the investment to recognize our proportionate share of each equity investee’s net income or loss into earnings after the date of investment. We evaluate the equity method investments for impairment under ASC 323-10. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

Impairment of Investments

Our investments mainly consist of equity investments measured at fair value using the alternative method and equity method investments in privately held companies, time deposits and constructive notes in commercial bank, and available-for-sale securities.

We periodically review our equity investments measured at fair value using the alternative method and equity method investments for impairment. For equity investments measured at fair value using the alternative method, if we conclude that any of such investments is impaired and the fair value of the investment is less than it’s carrying value, it shall be written down to its fair value. For equity method investment, we will assess whether such impairment is other-than-temporary. Factors we consider in making such determination include the performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s carrying value over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment. When we intend to sell an impaired debt securities or it is more-likely-than-not that we will be required to sell prior to recovery of our amortized cost basis, an other-than-temporary impairment is deemed to have occurred. In these instances, the other-than-temporary impairment loss is recognized in earnings equal to the entire excess of the debt securities’ amortized cost basis over its fair value at the balance sheet date of the reporting period for which the assessment is made. When we do not intend to sell an impaired debt securities and it is more-likely-than-not that we will not be required to sell prior to recovery of its amortized cost basis, we must determine whether or not it will recover our amortized cost basis. If we conclude that we will not, an other-than-temporary impairment exists and that portion of the credit-loss is recognized in earnings, while the portion of loss related to all other factors is recognized in other comprehensive income (loss).

As available-for-sale debt securities are reported at fair value, impairment loss on the available-for-sale debt securities would be recognized in the consolidated statements of comprehensive income when the decline in value is determined to be other-than-temporary.

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

The following table presents the key assumptions (other than the fair value of our ordinary shares, which is discussed above) used to estimate the fair values of the restricted shares with the option feature granted in the years indicated:

	2017	2018
Risk-free interest rates(1)	2.78%~2.99%	2.97%~3.59%
Expected volatility range(2)	55.9%~58.0%	55.5%~57.2%
Expected dividend yield(3)	0%	0%
Expected exercise multiple(4)	2.2	2.2

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

B.    Liquidity and Capital Resources

Cash Flows and Working Capital

We finance our operations and strategic investments primarily using our cash and cash equivalents, including our operating cash inflows, short-term investments and bank loans. Cash and cash equivalents consist of cash on hand and bank deposits, which are unrestricted to withdrawal and use, and highly liquid investments with original stated maturity of three months or less. Short-term investments consist of highly liquid investments with original maturities of greater than three months but less than 12 months and investments that are expected to be realized in cash during the next 12 months. As of December 31, 2018, we had RMB3,720.6 million (US$541.1 million) in cash and cash equivalents, restricted cash and short-term investments.

Between 2010 and 2017, we entered into several revolving loan facility agreements and unsecured loan agreements with certain financial institutions, pursuant to which we are entitled to borrow US$ or Euro denominated loan. As of December 31, 2017, the outstanding amount of loans was equivalent to RMB336,304. We have fully repaid the loans as of December 31, 2018.

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

The table below sets forth a breakdown of our cash by currency and location as of December 31, 2016, 2017 and 2018:

	As of December 31,
	2016	2017	2018
	(in thousands of RMB)
Cash located outside of the PRC
—in US dollar	741,988	1,645,135	2,031,329
—in RMB	18,986	26,510	919
—in HK dollar	185,617	18,598	4,842
—in Japanese yen	39,255	50,568	45,318
—in Euro	45,162	23,582	7,982
—in GB pound	938	2,509	2,131
—in Singapore dollar	20,866	4,643	7,419
—in Indian rupee	3,283	1,521	612
—in Brazil real	2,552	1,880	1,096
—in Taiwan dollar	1,821	2	1,384
—in Malaysian ringgit	780	739	514
—in Russian ruble	122	130	145
Cash located in the PRC
—held by subsidiaries, in RMB	303,750	487,121	628,614
—held by subsidiaries, in US dollars	5,395	6,135	1,915
—held by VIEs in RMB	39,422	22,493	49,615
—held by VIEs in US dollars	1,063	25,922	8

Total cash and cash equivalents	1,411,000	2,317,488	2,783,843

The table below sets forth a breakdown of our short-term investments by location as of December 31, 2016, 2017 and 2018:

	As of December 31,
	2016	2017	2018
	(in thousands of RMB)
Short-term investments located outside of the PRC
—Time deposits located outside the PRC	22,570	1,259,244	892,179
—Convertible loans located outside the PRC	—	—	3,431
Short-term investments located in the PRC
—Time deposits located in the PRC	338,929	136,450	35,000

Total short-term investments	361,499	1,395,694	930,610

The following table sets forth a summary of our cash flows for the years indicated:

	Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	393,586	625,588	345,590	50,265
Net cash (used in) provided by investing activities	(1,023,469)	(231,493)	538,636	78,342
Net cash provided by (used in) financing activities	150,420	508,066	(546,511)	(79,487)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	58,820	(73,275)	44,624	6,491
Cash, cash equivalents and restricted cash at the beginning of year	1,999,394	1,578,751	2,407,637	350,174
Net (decrease) increase in cash, cash equivalents and restricted cash(1)	(420,643)	828,886	382,339	55,611

Cash, cash equivalents and restricted cash at the end of year(1)	1,578,751	2,407,637	2,789,976	405,785

(1)

We adopted Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash on January 1, 2018 using the retrospective transition method. Restricted cash presented on the face of the consolidated balance sheets are included in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts presented in the statements of cash flows for the periods of 2016, 2017 and 2018.

Operating Activities

Net cash provided by operating activities for the year ended December 31, 2018 was RMB345.6 million (US$50.3 million). This amount was primarily attributable to net income of RMB1,152.7 million (US$167.7 million), (i) adjusted for changes in fair value of financial assets of RMB344.3 million (US$50.1 million), gain on disposal/deemed disposal of investments of RMB300.2 million (US$43.7 million), resulting from disposal of certain portion of our equity ownership in Bytedance Ltd., and gain on disposal of a VIE’s subsidiary/subsidiary of RMB193.7 million (US$28.2 million); (ii) adjusted for certain non-cash expenses, primarily impairment of assets of RMB155.3 million (US$22.6 million), amortization of intangible assets of RMB39.9 million (US$5.8 million) and share-based compensation expenses of RMB85.1 million (US$12.4 million); (iii) adjusted for changes in operating assets and liabilities that positively affected operating cash flow, primarily an increase in income tax payable of RMB66.4 million (US$9.7 million); and (iv) partially offset by changes in operating assets and liabilities that negatively affected operating cash flow, primarily due to an increase in prepayments and other current assets of RMB264.8 million (US$38.5 million) and an increase in due from related parties of RMB59.2 million(US$8.6 million). The increase in prepayments and other current assets was primarily attributable to increase in other receivables from advertisers.

Net cash provided by operating activities for the year ended December 31, 2017 was RMB625.6 million. This amount was primarily attributable to net income of RMB1,375.7 million, (i) adjusted for certain non-cash expenses, primarily impairment of assets of RMB313.9 million, amortization of intangible assets of RMB91.1 million, and share-based compensation expenses of RMB73.3 million, (ii) gain on disposal/deemed disposal of investments of RMB953.3 million, mainly resulting from disposal of Musically and gain on disposal of News Republic amounted to RMB232.7 million; (iii) adjusted for changes in operating assets and liabilities that positively affected operating cash flow, primarily an increase in accrued expenses and other current liabilities of RMB189.9 million; and (iv) partially offset by changes in operating assets and liabilities that negatively affected operating cash flow, primarily due to an increase in prepayments and other current assets of RMB179.3 million and an increase in accounts receivable of RMB63.5 million. The increase in accrued expenses and other current liabilities was mainly attributable to (i) the increase in payable to online advertising platforms as an agency, and (ii) the increase in accrued bandwidth and internet data center costs. The increase in prepayments and other current assets was primarily attributable to increase in other receivables from advertisers.

Net cash provided by operating activities for the year ended December 31, 2016 was RMB393.6 million. This amount was primarily attributable to net loss of RMB56.7 million, (i) adjusted for certain non-cash expenses, primarily share-based compensation expenses of RMB306.1 million, impairment of assets of RMB144.0 million, amortization of intangible assets of RMB116.9 million, provision for doubtful accounts of RMB55.2 million and deferred income tax benefits of RMB53.4 million; (ii) adjusted for changes in operating assets and liabilities that positively affected operating cash flow, primarily an increase in accounts payable of RMB50.2 million; and (iii) partially offset by changes in operating assets and liabilities that negatively affected operating cash flow, primarily due to an increase in prepayments and other current assets of RMB180.8 million. The amortization of intangible assets was mainly related to customer and supplier relationship, platform technology and license fee that were acquired through business acquisition and prepaid license fees for games. The increase in prepayments and other current assets was primarily due to (i) increased other receivables from advertisers; (ii) increased prepayment of revenue-sharing to third-party game developer; and (iii) increase in receivables from third-party payment platform due to virtual currency purchased by LiveMe users through third-party payment platforms.

Investing Activities

Net cash provided by investing activities was RMB538.6 million (US$78.3 million) for the year ended December 31, 2018, primarily attributable to proceeds from maturity of short-term investments of RMB3,049.1 million (US$443.5 million) and proceeds from disposal of other long term investments of RMB576.8 million(US$83.9 million), partially offset by purchase of short-term investments of RMB2,492.0 million (US$362.5 million) and purchase of other long term investments of RMB523.7 million (US$76.2 million).

Net cash used in investing activities was RMB231.5 million for the year ended December 31, 2017, primarily attributable to purchase of short-term investments of RMB2,000.7 million, purchase of other long term investments of RMB330.1 million and loan to related parties of RMB108.7 million, partially offset by proceeds and advance from disposal of other long term investments of RMB1,109.6 million, primarily resulting from disposal of Musical.ly, proceeds from maturity of short-term investments of RMB940.8 million and proceeds from disposal of a subsidiary/VIE’s subsidiary of RMB152.7 million.

Net cash used in investing activities was RMB1,023.5 million for the year ended December 31, 2016, primarily attributable to purchase of short-term investments of RMB916.0 million, acquisition of business (net of cash acquired) of RMB366.8 million, purchase of other long term investments of RMB311.3 million, partially offset by proceeds from maturity of short-term investments of RMB590.6 million.

Financing Activities

Net cash used in financing activities was RMB546.5 million (US$79.5 million) for the year ended December 31, 2018. This amount was primarily due to repayment for bank loans of RMB329.1 million (US$47.9 million) and payment for share repurchase of RMB221.7 million (US$32.3 million).

Net cash generated from financing activities was RMB508.1 million for the year ended December 31, 2017. This amount was primarily due to proceeds from issuance of Live.me Preferred Shares of RMB635.8 million, partially offset by repayment for bank loans of RMB138.7 million.

Net cash generated from financing activities was RMB150.4 million for the year ended December 31, 2016. This amount was primarily due to proceeds from bank loans of RMB332.1 million, partially offset by payment for share repurchase of RMB179.0 million.

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

Loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits, See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Debt” for further details. In addition, if we decide to finance our PRC subsidiaries by means of capital contributions, these capital contributions must be approved by the PRC government. Therefore, any failure or delay in receiving such registrations or approvals may limit our ability to fund our PRC subsidiaries using funds we have, hence materially and adversely affecting our liquidity and our ability to fund and expand our business.

Capital Expenditures

We incurred capital expenditures of RMB117.7 million, RMB25.9 million RMB65.4 million (US$9.5 million) in 2016, 2017 and 2018, respectively. Our capital expenditures were primarily attributable to purchase of computers and servers related to research and development activities, purchase of intangible assets, including intellectual property, game copyrights and tools applications. We have been reducing the purchase of computer servers as we move most of our operations to cloud-based services provided by third parties. As our business expands, we may purchase more intangible assets, new servers and other equipment in the future.

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

As of December 31, 2018, our engineering team consisted of 1,554 employees, approximately 83% of whom held bachelor’s or more advanced degrees. In addition, we have a dedicated customer service team capable of operating in multiple languages that interacts with users and receives users’ input and advice regarding further product development.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2018 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

F.	Contractual Obligations

The following table sets forth our contractual obligations by specified categories as of December 31, 2018.

	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In RMB thousands)
Operating lease obligations(1)	132,418	70,231	53,206	6,896	2,085

(1)	Mainly include operating lease for our office building and rental payments for employees’ accommodations.

G.	Safe Harbor

See “Forward-Looking Statements” on page 2 of this annual report.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Sheng Fu	41	Chief Executive Officer and Chairman of the Board of Directors
Tao Zou	43	Director
Jie Xiao	44	Director and Senior Vice President
Pin Zhou	41	Director and Senior Vice President
Rui Hao	36	Director
Ning Zhang	45	Independent Director
Michael Jinbo Yao	42	Independent Director
Michael Lingye Zuo	40	Independent Director
Richard Weidong Ji	51	Independent Director
Tianyang Zhao	38	Independent Director
Dr. Yi Ma	46	Independent Director
Vincent Zhenyu Jiang	45	Chief Financial Officer
Yuki Yandan He	36	Senior Vice President
Edward Mingyan Sun	35	Senior Vice President

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

Rui Hao has been our director since March 2018. He currently also serves as an executive director at Tencent Investment, focusing on Tencent’s strategic investment and M&A activity in the areas of e-commerce, O2O and retail. Mr. Hao was responsible for Tencent’s strategic investments in JD.com, a Nasdaq listed company, Meituan Dianping, a Hong Kong listed company, VIPshop, a New York Stock Exchange listed company, 58.com, a New York Stock Exchange listed company, and many others. Before that, Mr. Hao worked for Jefferies Hong Kong Limited as research analyst covering the internet sector. Before that, Mr. Hao worked for Accenture Consulting as a strategy consultant in the high-tech industry. Mr. Hao received both a bachelor’s degree in e-commerce and a master’s degree in management science and engineering from Beijing University of Posts and Telecommunications.

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

Michael Jinbo Yao is the chairman and chief executive officer of 58.com. Mr. Yao founded 58.com and has served as the Chairman of the Board of Directors and Chief Executive Officer of 58.com since its inception. Mr. Yao is a pioneer in China’s Internet industry. Prior to founding 58.com, Mr. Yao founded in 2000 domain.cn, a domain name transaction and value-added service website in China. After domain.cn was acquired by net.cn in the same year, Mr. Yao served in various managerial roles at net.cn, including Vice President of Sales, until 2005. Mr. Yao currently serves on the Board of Directors of Xueda Education Group, a NYSE-listed company he co-founded. Mr. Yao received his bachelor’s degrees in computer science and chemistry from Ocean University of China (formerly known as Ocean University of Qingdao) in 1999.

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

Richard Weidong Ji has been our independent director since May 2014. Our board of directors has determined that Mr. Ji meets the independence standards under Rule 10A-3 under the Exchange Act and applicable NYSE corporate governance rules. Mr. Ji is the founding partner of All-Stars Investment Limited, which aims to invest in internet technology leaders and consumer brands that help enhance the lives of Chinese consumers. Mr. Ji is also an independent director and a member of the audit committee of the boards of the NASDAQ-listed YY Inc. Mr. Ji served as managing director and head of Asia-Pacific internet/media investment research at Morgan Stanley Asia Limited from 2005 to 2012, during which period he had won recognitions from publications and research groups such as Institutional Investor, Greenwich Associates, Asia money and Financial Times. Mr. Ji holds a Doctor of Science degree in biological science from Harvard University, an MBA from the Wharton School of Business at the University of Pennsylvania and a Bachelor of Science from Fudan University in China.

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

Dr. Yi Ma currently serves as a professor at the Electrical Engineering and Computer Sciences (EECS) Department of the University of California at Berkeley. From 2014 to 2017, he was a professor and the executive dean of the School of Information and Science and Technology, Shanghai Tech University, China. From 2009 to early 2014, he was a principal researcher and research manager of the Visual Computing group at Microsoft Research Asia. From 2000 to 2011, he was an associate professor at the ECE Department of the University of Illinois at Urbana-Champaign. His main research interest is in computer vision and high-dimensional data analysis. He received his Bachelor’s degree in automation and applied mathematics from Tsinghua University in 1995, Master of Science degree in EECS in 1997, Master of Arts degree in mathematics in 2000, and PhD degree in EECS in 2000, all from the University of California at Berkeley. He is ranked as the World’s Highly Cited Researchers by Clarivate Analytics of Thomson Reuters since 2016, and ranked among the Top 50 of the World’s Most Influential Authors in Computer Science by Semantic Scholar, according to the Science Magazine 2016.

Vincent Zhenyu Jiang has been our chief financial officer since April 2017. Mr. Jiang joined us from a start-up tech company, which he founded in 2015. From 2014 to 2015, Mr. Jiang served as the chief financial officer of 9F Inc., a leading internet finance company in China. From 2007 to 2014, Mr. Jiang was an attorney at Skadden, Arps, Slate, Meagher & Flom LLP. Mr. Jiang has been a CFA charter holder since 2013. He received his juris doctor degree from Cornell Law School in 2008, his master’s degree in mechanical engineering from the Pennsylvania State University in 1999, and his master’s and bachelor’s degrees in automotive engineering from Tsinghua University in 1998 and 1995, respectively.

Yuki Yandan He joined Cheetah Mobile in 2010 and has been in charge of a number of our flagship products, including Duba Anti-virus, Clean Master and Battery Doctor. In particular, Clean Master has been our most significant mobile product. She has led the launch of LiveMe, a popular living streaming application, in the overseas markets since April 2016. Live.me is Cheetah Mobile’s first subsidiary to raise funds from outside investors. As the chief executive officer of Live.me, she led Live.me’s two rounds of financing in 2017 and raised an aggregate of US$110 million. Live.me has also been named one of Fast Company’s Most Innovative

Companies in Video for 2017. Prior to Cheetah Mobile, she was a product director at Tencent and Kingsoft and played a significant role in designing various products. She received a bachelor’s degree in electronic science and technology from the University of Electronic Science and Technology of China.

Edward Mingyan Sun joined Cheetah Mobile in 2010 and has been in charge of various mobile utility products, including CM Launcher, Cheetah Keyboard, Cheetah Browser for both PC and mobile, and Duba Anti-virus. Prior to Cheetah Mobile, Edward worked at Qihoo 360 and Trent Micro, serving in various management roles. Edward received his master’s and bachelor’s degrees in the area of information technologies at the University of Science and Technology of China.

B.	Compensation

Compensation of Directors and Officers

For the fiscal year ended December 31, 2018, we paid an aggregate of approximately RMB20.2 million (US$2.9 million) in cash to our executive officers and directors (excluding independent directors), and an aggregate of approximately RMB2.6 million (US$0.4 million) in cash to our independent directors. Our PRC entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefits. For the fiscal year ended December 31, 2018, we contributed an aggregate of approximately RMB1.0 million (US$0.1 million) for pension, retirement benefits or other similar benefits for our executive officers and directors.

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

Under the 2011 Plan, the maximum number of shares in respect of which awards that may be granted is 100,000,000 ordinary shares of our company as at the date of such grant, excluding any shares awarded that have lapsed or have been forfeited. In May 2011, we issued 100,000,000 ordinary shares that were put on trust for the benefit of participating employees in the 2011 Plan. As of March 31, 2019, 98,431,799 restricted shares (excluding those that have been forfeited) had been granted under the 2011 Plan.

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

Under the 2013 Plan, the maximum number of our ordinary shares that may be issued is 64,497,718 ordinary shares. As of March 31, 2019, 59,957,186 restricted shares with a purchase price (excluding those that have been forfeited) had been granted under the 2013 Plan.

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

We adopted the 2014 Plan in April 2014. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan is 122,545,665 Class A ordinary shares. As of March 31, 2019, 51,600,523 restricted shares (excluding those that have been forfeited) had been granted under the 2014 Plan.

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

The following table summarizes, as of March 31, 2019, the restricted shares that we granted to our current directors and executive officers and to other individuals as a group under our 2011 Plan, 2013 Plan and 2014 Plan, and which remained outstanding.

	Number of Restricted Shares Outstanding	Purchase Price (US$/Share)	Date of Grant	Expiration Date
Sheng Fu	19,307,951	0.34	March 21, 2014	January 1, 2024
	1,547,950	N/A	November 20, 2018	April 24, 2024
Jie Xiao	*	N/A	January 1, 2012	May 25, 2021
	*	0.34	January 31, 2016	April 24, 2024
	*	N/A	November 20, 2018	April 24, 2024
Yuki Yandan He	*	N/A	November 11, 2010	May 25, 2021
	*	0.34	October 1, 2016	April 24, 2024
	*	0.34	July 1, 2015	January 1, 2024
	*	0.34	January 2, 2014	January 1, 2024
	*	N/A	November 20, 2018	April 24, 2024
Edward Mingyan Sun	*	N/A	July 1, 2012	May 25, 2021
	*	0.34	October 1, 2017	January 1, 2024
	*	0.34	May 1, 2017	April 24, 2024
	*	N/A	November 20, 2018	April 24, 2024
Pin Zhou	*	0.34	October 1, 2017	January 1, 2024
	*	0.34	January 31, 2016	April 24, 2024
	*	N/A	November 20, 2018	April 24, 2024
Vincent Zhenyu Jiang	*	0.34	July 1, 2017	April 24, 2024
	*	N/A	November 20, 2018	April 24, 2024
Michael Jinbo Yao	*	N/A	January 1, 2018	May 25, 2021
Michael Lingye Zuo	*	N/A	January 1, 2018	May 25, 2021
Other individuals as a group	46,027,331	—		—

Total	81,541,882

*	Less than 1% of our total outstanding Class A and Class B ordinary shares.

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

We had 2,831, 2,465 and 2,592 employees as of December 31, 2016, 2017 and 2018, respectively. The following table sets forth the number of our employees, categorized by function, as of December 31, 2018:

Function	Number of Employees
Operations	171
Research and development	1,554
Sales and marketing	527
General and administrative	340

Total	2,592

E.	Share Ownership

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

The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2019 by:

•	each of our current directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our shares.

Percentage of beneficial ownership is based on 1,433,343,199 total outstanding ordinary shares as of March 31, 2019, representing the sum of 475,357,217 Class A ordinary shares and 957,985,982 Class B ordinary shares of our company.

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

Directors and Executive Officers**:	Shares Beneficially Owned		Ordinary Shares Beneficially Owned	Voting Power
	Class A Ordinary Shares	Class B Ordinary Shares	%(1)	%(2)
Sheng Fu(3)	29,996,440	68,599,088	6.8	46.8
Tao Zou(4)	—	—	—	—
Jie Xiao	*	*	*	*
Pin Zhou	*	—	*	*
Rui Hao	—	—	—	—
Ning Zhang(5)	*	—	*	*
Michael Jinbo Yao(6)	*	—	*	*
Michael Lingye Zuo(7)	*	—	*	*
Richard Weidong Ji(8)	*	—	*	*
Tianyang Zhao(9)	*	—	*	*
Dr. Yi Ma(10)	*	—	*	*
Vincent Zhenyu Jiang	*	—	*	*
Yuki Yandan He	*	*	*	*
Edward Mingyan Sun	*	*	*	*
All directors and executive officers as a group	72,808,848	117,760,058	8.1	47.4
Principal Shareholders:
Kingsoft Corporation Limited(11)	11,800,547	662,806,049	47.1	26.3
Tencent Holdings Limited(12)	15,031,120	220,481,928	16.4	22.1
Sheng Global Limited(13)	29,996,440	51,326,689	5.7	5.4

Notes:

*	Less than 1% of our total outstanding Class A and Class B ordinary shares.
**

Unless otherwise indicated in the notes below, the business address for our directors and executive officers is Building No. 8, Hui Tong Times Square, Yaojiayuan South Road, Beijing 100123, People’s Republic of China.

(1)

Percentage ownership is calculated by dividing the number of Class A and Class B ordinary shares beneficially owned by a given person or group by the sum of (i) 1,433,343,199 ordinary shares and (ii) the number of Class A and Class B ordinary shares that such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after March 31, 2019.

(2)

Percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by a given person or group with respect to the sum of all outstanding shares of our Class A and Class B ordinary shares. The holders of our Class B ordinary shares are entitled to ten votes per share, and holders of our Class A ordinary shares are entitled to one vote per share.

(3)

Represents (i) 23,042,440 Class A ordinary shares represented by restricted ADSs and 44,026,689 Class B ordinary shares held by Sheng Global Limited, a British Virgin Islands company wholly owned by Mr. Fu, (ii) 6,954,000 Class A ordinary shares (represented by restricted ADSs) and 7,300,000 Class B ordinary shares beneficially owned by Sheng Global Limited through FaX Vision Corporation, a British Virgin Islands company controlled by Sheng Global Limited, (iii) 2,147,948 Class B ordinary shares that have vested to Mr. Fu under our 2011 Plan, and (iii) 15,124,451 Class B ordinary shares that Mr. Fu may purchase upon vesting of restricted shares granted to him under our share incentive plans within 60 days after March 31, 2019. Kingsoft Corporation have delegated approximately 39.7% voting power of our company held by Kingsoft Corporation to Mr. Sheng Fu, effective October 1, 2017. For further details, see “Item 4. Information on the Company—A. History and Development of the Company”.
(4)	The business address of Mr. Zou is c/o Kingsoft Corporation Limited, Kingsoft Tower, No. 33, Xiaoying West Road, Haidian District, Beijing 100085, People’s Republic of China.
(5)	The business address of Ning Zhang is Room 901, No. 33 Hua Yuan Shi Qiao Road, Shanghai, PRC.
(6)	The business address of Mr. Yao is Building 105, 10 Jiuxianqiao North Road Jia Chaoyang District, Beijing, PRC.
(7)	The business address of Mr. Zuo is Suite 2601, Taikang Financial Tower, No. 38, East 3rd Ring Road North, Chaoyang District, Beijing, RPC.
(8)	The business address of Mr. Ji is Suite 2103 21/F, Two Exchange Square, 8 Connaught Place, Central, Hong Kong.
(9)	The business address of Tianyang Zhao is 14th Floor, CRCC Plaza, Shijingshan Road 20, Shijingshan, Beijing, PRC.
(10)	The business address of Dr. Yi Ma is 2038 Parker St. #228, Berkeley, CA94704.
(11)

Represents (i) 5,040,877 Class A ordinary shares, (ii) 6,759,670 Class A ordinary shares represented by ADSs, and (iii) 662,806,049 Class B ordinary shares held by Kingsoft Corporation. Kingsoft Corporation is a Cayman Islands company listed on the Hong Kong Stock Exchange (Stock Code: 3888). Kingsoft Corporation have delegated approximately 39.7% voting power of our company held by Kingsoft Corporation to Mr. Sheng Fu, effective October 1, 2017. For further details, see “Item 4. Information on the Company—A. History and Development of the Company”. Kingsoft Corporation’s business address is Kingsoft Tower, No. 33, Xiaoying West Road, Haidian District, Beijing 100085, People’s Republic of China.

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

(13)

Represents (i) 23,042,440 Class A ordinary shares represented by restricted ADSs and 44,026,689 Class B ordinary shares held by Sheng Global Limited and (ii) 6,954,000 Class A ordinary shares and 7,300,000 Class B ordinary shares held by FaX Vision Corporation, a British Virgin Islands company controlled by Sheng Global Limited. The registered address of Sheng Global Limited is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

As of March 31, 2019, to our knowledge, on the same basis of calculation as above, 455,058,440 Class A ordinary shares represented by ADSs, or approximately 31.8% of our total outstanding ordinary shares were held by one record shareholder in the United States, namely The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. Apart from the delegation of voting rights pertaining up to 399,445,025 Class B ordinary shares of our company by Kingsoft Corporation to Mr. Fu, we are not aware of any arrangement in effect that will, at a subsequent date, result in a change of control of our company. None of our major shareholders have different voting rights apart from any Class B ordinary shares that they may hold in our company.

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

Transactions and Agreements with Kingsoft Corporation and its Subsidiaries

Kingsoft Corporation is one of our principal shareholders, with beneficial ownership and voting power of 47.1% and 26.3%, respectively, of our outstanding Class A and Class B ordinary shares on an as-converted basis as of March 31, 2019.

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

Services received from Kingsoft Corporation and its Subsidiaries

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

•

Licensing services. We and Kingsoft Corporation will grant licenses to each other to use, among others, certain technologies, trademarks and software products. Such licenses automatically terminated upon October 1, 2017. We and Kingsoft Corporation entered into a new Trademark Licensing Contract in 2018, under which we are licensed with certain selected trademarks of Kingsoft Corporation and its relevant subsidiaries;

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

We entered into corporation promotion agreements with Zhuhai Kingsoft Office Software, a subsidiary of Kingsoft Corporation. Under the agreements, Zhuhai Kingsoft Office Software agreed to promote our products on its platforms. The promotion fee was priced based on effective IP clicks.

For the years ended December 31, 2016, 2017 and 2018, we recognized aggregate fees of RMB61.3 million, RMB45.2 million and RMB19.5 million(US$2.8 million), respectively, to Kingsoft Corporation and its subsidiaries for the services they provided to us.

Purchase of Equity Interest in Kingsoft Japan

On March 18, 2014, we entered into an equity transfer agreement with Kingsoft Corporation to purchase 20% equity interest of Kingsoft Japan, a then subsidiary of Kingsoft Corporation, for an aggregate purchase price in cash of JPY614 million (equivalent to RMB37 million). In October 2014 and January 2016, we acquired an additional 26.1% equity interest in aggregate of Kingsoft Japan from other third-party shareholders of Kingsoft Japan. Since January 29, 2016, we have entered into supplemental agreements with Kingsoft Corporation, whereby Kingsoft Corporation agreed to appoint us as voting proxy for its approximately 5% equity interest in Kingsoft Japan at any shareholders’ meeting of Kingsoft Japan. The acquisition was accounted for as a transaction under common control and the results of Kingsoft Japan have since then been consolidated in our consolidated financial statements retrospectively throughout the periods presented at historical carrying value.

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

On December 30, 2015, we entered into a new strategic cooperation agreement with Tencent Shenzhen, pursuant to which we and the Tencent Group will continue to provide promotion services to each other.

Pursuant to the strategic cooperation agreements, as amended, for the years ended December 31,2016, 2017 and 2018, we recognized total revenues of RMB153.6 million, RMB58.7 million and RMB198.0 million (US$28.8 million), respectively, from the Tencent Group, and recognized aggregate fees of RMB39.1 million, RMB48.1 million and RMB70.9 million(US$10.3 million), respectively, to the Tencent Group.

Transactions with Xiaomi

We have entered into various agreements with the subsidiaries and affiliates of Xiaomi Corporation, or Xiaomi, which is a Cayman Islands company controlled by Mr. Jun Lei, the former chairman of our board of directors until his resignation on March, 2018. Xiaomi Group was no longer a related party of the Group after Mr. Lei’s resignation. Pursuant to the agreements, Xiaomi provides marketing and software installation services to us. For the years ended December 31, 2016, 2017 and the first two months of 2018, we recognized aggregate fees of RMB59.4 million, RMB61.0 million and RMB7.4 million (US$1.1 million), respectively, to Xiaomi.

For additional details regarding the above and other related party transactions, see Note 15 to our consolidated financial statements included in this annual report.

Transactions with Beijing OrionStar

In 2017, we completed capital injection into Beijing OrionStar, an artificial intelligence company incorporated in China and controlled by Mr. Sheng Fu. As a result, we, through Beijing Security, hold approximately 30% of then equity interest in Beijing OrionStar and have a two-year warrant to subscribe to additional equity interests amounted to RMB403.4 million at the same valuation of our capital injection. In 2018, we acquired additional preferred share of Beijing OrionStar, through the exercise of part of the two-year warrant at a cash consideration of RMB203,216 (US$29,557). Subsequent to the transaction, we owned 41.5% equity interest not qualified as in-substance common stock of Beijing OrionStar. We subsequently entered into a series of agreements with Beijing OrionStar to provide technical support services. For the years ended December 31, 2016, 2017 and 2018, we recognized total revenues of nil, RMB10.9 million and RMB21.9 million (US$3.2 million), respectively.

In November 2018, we entered into a distributorship and cooperation agreement with Beijing OrionStar, pursuant to which we become the exclusive worldwide distributor for Beijing OrionStar’s robotics products. The term of the agreement is one year.

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

On November 8, 2017, a putative shareholder class action lawsuit was filed in the United States District Court for the Central District of California against our company and certain of our officers: Michael Masterson v. Cheetah Mobile Inc., et al., Case No. 2:17-cv-08141-R-AFM (C.D. Cal.). The action alleged that certain press releases and SEC filings made by our company relating to our business and operating results contained false or misleading statements in violation of the federal securities laws. On June 27, 2018, the court granted the motion to dismiss the case filed by our company and one of the individual defendants. On October 22, 2018, the plaintiff voluntarily dismissed the case against all remaining defendants without prejudice.

We and certain of our current and former officers have been named as defendants in a putative securities class action filed on November 30, 2018 in the U.S. District Court for the Southern District of New York: Marcu v. Cheetah Mobile Inc., et al., Case No. 1:18-cv-11184. The action was purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in the Company’s ADRs between April 21, 2015 and November 27, 2018. The action alleges that the Company made false or misleading statements regarding the Company’s business and operations in violation of the Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. On February 8, 2019, the court entered an order appointing lead plaintiffs in this action. On February 13, 2019, the court approved a scheduling stipulation for the filing of the plaintiffs’ amended complaint and defendants’ responsive pleadings. On March 28, 2019, an amended complaint was filed.

The action remains at its preliminary stages. We believe the case is without merit and intend to defend the actions vigorously. For risks and uncertainties relating to the pending cases against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We have been named as a defendant in a putative shareholder class action lawsuit that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.” For further information on certain legal proceedings and arbitration that we are currently involved in, see “Note 18. Commitments and Contingencies—Litigation” to our consolidated financial statements for the years ended December 31, 2016, 2017 and 2018 included in this annual report.

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

In connection with the above claims, the complaint specifically alleges that Mr. Fu: (i) used confidential information of Qihoo to develop, by himself or through Beijing Conew and Conew Network, an anti-virus product released around May 2010 that was substantially similar to Qihoo’s 360 Anti-virus and 360 Safe Guard and infringed upon the confidential information, trade secrets and other rights of Qihoo; (ii) engaged in or dealt with businesses and products that directly competed with the businesses and/or products of Qihoo within the 18-month restricted period; (iii) employed employees of Qihoo within the 18-month restricted period, including Mr. Ming Xu, our former president, who was the then director of technology of 360 Safe Guard, a division of Qihoo; and (iv) made certain negative statements publicly about Qihoo.

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

See “—C. Markets.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs have been listed on the NYSE since May 8, 2014 under the symbol “CMCM.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our fourth amended and restated memorandum and articles of association contained in our F-1 registration statement (File No. 333-194996), as amended, initially filed with the SEC on April 2, 2014. The fourth amended and restated memorandum and articles of association were adopted by our shareholders by a special resolution passed on April 2, 2014, and became effective immediately prior to the completion of our initial public offering of the Class A ordinary shares represented by ADSs.

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

United States Federal Income Taxation

The following discussion is a summary of United States federal income tax considerations relating to the ownership, and disposition of the ADSs or our Class A ordinary shares by a U.S. holder (as defined below) that holds the ADSs or our Class A ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular holders in light of their individual circumstances, including holders subject to special tax rules (for example, banks or other financial institutions, insurance companies, broker-dealers, pension plans, cooperatives, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), holders who are not U.S. holders, holders who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), holders who acquired their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation, investors required to accelerate recognition of any item of gross income with respect to our ADSs or Class A ordinary shares as a result of such income being recognized on an applicable financial statement, holders that hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or holders that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, except to the extent described below, this discussion does not discuss any alternative minimum tax, state, or local tax, non-United States tax considerations, any non-income tax (such as the United States federal gift and estate tax) considerations, or the Medicare tax considerations. Each U.S. holder is urged to consult its tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations with respect to the ownership and disposition of the ADSs or our Class A ordinary shares.

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

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be a “passive foreign investment company,” or “PFIC,” for United States federal income tax purposes, if, in the case of any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the average quarterly value of its assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets held and earning a proportionate share of the income received, by any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Although the law in this regard is unclear, we treat our VIEs and each of their subsidiaries as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of our VIEs and each of their subsidiaries for United States federal income tax purposes, and based upon our income and assets and the market price of our ADSs, we do not believe we were a PFIC for the taxable year ended December 31, 2018 but no assurances can be given with respect to our PFIC status for the current taxable year or any future taxable year.

The determination of whether we will be or become a PFIC will depend in part upon the value of our goodwill and other unbooked intangibles (which will depend upon the market price of our ADSs from time to time, which may be volatile). Among other matters, if our market capitalization declines, we may be or become a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming a PFIC for the current or one or more future taxable years.

The determination of whether we are or will become a PFIC is uncertain, because it is a fact-intensive inquiry made on an annual basis that depends, in part, on the composition of our income and assets. The determination of whether we will be or become a PFIC will also be affected by how, and how quickly, we use our liquid assets. Under circumstances where we determine not to deploy significant amounts of cash for active purposes or if we were treated as not owning our VIEs for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because the value of our assets for purposes of the asset test may be determined by reference to the market price of ADSs, fluctuations in the market price of the ADSs may cause us to become a PFIC for the current or subsequent taxable years. Because there are uncertainties in the application of the relevant rules and our PFIC status for any taxable year is a factual determination that can be made only after the close of a taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. Because PFIC status is determined annually based on the facts at the relevant time, our special United States counsel expresses no opinion with respect to our PFIC status for any taxable year and also expresses no opinion with respect to our expectations regarding our PFIC status. If we were a PFIC for any year during which a U.S. holder held the ADSs or our Class A ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. holder held the ADSs or our Class A ordinary shares.

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

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under the PRC Enterprise Income Tax Law, a U.S. holder may be subject to PRC withholding taxes on dividends paid on the ADSs or our Class A ordinary shares. See “—People’s Republic of China Taxation.” A U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or Class A ordinary shares. A U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholding taxes, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. holder holds the ADSs or our Class A ordinary shares, and unless the U.S. holder makes a mark-to-market election or a qualified electing fund (QEF) (as described below), the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, for subsequent taxable years, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or Class A ordinary shares. Under the PFIC rules:

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

We do not intend to provide information necessary for U.S. holders to make qualified electing fund, or QEF elections, which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

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

As of December 31, 2018, we had RMB-denominated cash and cash equivalents and short-term investments of RMB714.1 million, and U.S. dollar denominated cash and cash equivalents and short-term investments of US$426.2 million. Assuming we had converted RMB714.1 million into U.S. dollars at the exchange rate of RMB6.8755 for US$1.00 as of December 31, 2018, our U.S. dollar cash and cash equivalents and short-term investments would have been US$530.1 million. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash and cash equivalents and short-term investments would have been US$519.7 million instead. Assuming we had converted US$426.2 million into RMB at the exchange rate of RMB6.8755 for US$1.00 as of December 31, 2018, our RMB cash and cash equivalents and short-term investments would have been RMB3,644.8 million. If the RMB had depreciated by 10% against the U.S. dollar, our RMB cash and cash equivalents and short-term investments would have been RMB3,937.9 million instead.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest income generated by excess cash, which is mainly held in interest-bearing bank deposits, and interest expense generated from certain bank loans. We generated interest income of RMB15.7 million, RMB36.2 million and RMB89.2 million (US$13.0 million), and interest expense of RMB7.9 million, RMB13.6 million and RMB1.5 million (US$0.2 million), for the years ended December 31, 2016, 2017 and 2018, respectively. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Market Price Risk

We are exposed to market price risk primarily with respect to investment securities held by us which are reported at fair value. A substantial portion of our investment in equity investees are all held for long-term appreciation or for strategic purposes. All of these are accounted for under equity method or measurement alternative and not subject to market price risk. We are not exposed to commodity price risk.

Item 12.	Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

The Bank of New York Mellon, the depositary of our ADS program, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid. The depositary’s corporate trust office at which the ADSs will be administered is located at 240 Greenwich Street, New York, NY 10286, United States. The depositary’s principal executive office is located at 240 Greenwich Street, New York, NY 10286, United States.

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•  Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

•  Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	• Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$.05 (or less) per ADSs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	• As necessary

Persons depositing or withdrawing shares must pay:	For:

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses, exchange listing fees, other program related expenses related to our ADS facility and the travel expense of our key personnel in connection with such programs. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. For the year ended December 31, 2018, we were entitled to receive approximately US$0.1 million (after withholding tax) from the depositary as reimbursement for our expenses incurred in connection with, among other things, investor relationship programs related to the ADS facility and the travel expense of our key personnel in connection with such programs. This amount has been fully paid to us as of the date of this annual report.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15 (f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15 (c) of the Exchange Act, based on criteria established in the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2018.

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

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2018, as stated in its report, which appears on page F-3 of this Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, as of December 31, 2018, our disclosure controls and procedures were effective.

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

	2017		2018
	(in thousands)
Audit fees(1)	US$	2,534	US$	1,661
Audit-related fees(2)	US$	41	US$	94
Tax fees(3)	US$	185	US$	161

Notes:

(1)

Audit fees means the aggregate fees billed in each of the fiscal periods listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC. In 2017 and 2018, the audit refers to financial audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

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

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Ernst & Young Hua Ming LLP, including audit services, audit-related services, tax services and all other fees as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit. Our audit committee has approved all of our audit fees, audit-related fees and tax fees for the year ended December 31, 2018.

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

On September 13, 2018, our board of directors approved a share repurchase program of up to US$100 million of our outstanding ADSs for a period not exceeding 12 months. The repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means. We publicly announced the share repurchase program on September 13, 2018. As of March 31, 2019, we had repurchased approximately 4.5 million ADSs for approximately US$32.3 million under this program.

The table below is a summary of the shares repurchased by us under the two programs. No shares were repurchased except during the months indicated and all shares were purchased in the open market pursuant to the share repurchase program announced on March 16, 2016 and September 13, 2018.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS		Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan* (in thousands)
May 2016	1,613,434	US$	10.6049	1,613,434	US$	82,890
June 2016	923,374	US$	10.9989	923,374	US$	72,734
September 2018	320,700	US$	9.7086	320,700	US$	96,886
October 2018	20,519	US$	8.0119	20,519	US$	96,722
November 2018	1,192,711	US$	7.8471	1,192,711	US$	87,363
December 2018	2,993,374	US$	6.5295	2,993,374	US$	67,817
Total	7,064,112	US$	8.4156	7,064,112	US$	67,817

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

Item 19.	Exhibits

Exhibit Number	Description of Document

1.1	Fourth amended and restated memorandum and articles of association of the Registrant (incorporated by reference to Exhibit 3.2 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 22, 2014)

2.1	Registrant’s specimen American depositary receipt (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 25, 2014)

2.2	Registrant’s specimen certificate for Class A ordinary shares (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 22, 2014)

2.3	Deposit agreement dated May 7, 2014 among the Registrant, the depositary and owners and holders of the American depositary shares (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form S-8 (file no. 333-199577) filed with the Securities and Exchange Commission on October 24, 2014)

4.1	2011 share award scheme and amendments thereto (incorporated by reference to Exhibit 4.1 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 26, 2017)

4.2	2013 equity incentive plan (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (file no. 333- 194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.3	2014 restricted shares plan (incorporated by reference to Exhibit 10.48 to our Registration Statement on Form F-1 (file no. 333- 194996) filed with the Securities and Exchange Commission on April 25, 2014)

4.4	Form of indemnification agreement between the Registrant and its director and executive officers (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.5	Form of employment agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.6	Business operation agreement, by and among Conew Network, Beijing Network, Ming Xu and Wei Liu, dated July 18, 2012 (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.7	Loan agreement, by and among Conew Network, Ming Xu and Wei Liu, dated June 20, 2012 (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

Exhibit Number	Description of Document

4.8	Exclusive technology development, support and consultancy agreement, between Conew Network and Beijing Network, dated July 18, 2012 (incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.9	Exclusive equity option agreement, by and among Conew Network, Beijing Network, Ming Xu and Wei Liu, dated July 18, 2012 (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.10	Shareholder voting proxy agreement, by and among Conew Network, Beijing Network, Ming Xu and Wei Liu, dated July 18, 2012 (incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.11	Equity pledge agreement, by and among Conew Network, Beijing Network, Ming Xu and Wei Liu, dated July 18, 2012 (incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.12	Financial support undertaking letter signed by Conew Network with respect to Beijing Network, dated January 17, 2014 (incorporated by reference to Exhibit 10.12 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.13	Spousal consent, signed by Xinchan Li, Wei Liu’s spouse, dated July 18, 2012 (incorporated by reference to Exhibit 10.13 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.14	Business operation agreement, by and among Beijing Security, Beike Internet (currently Beijing Mobile), Sheng Fu and Weiqin Qiu, dated January 1, 2011 (incorporated by reference to Exhibit 10.22 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.15	Loan agreements, by and among Beijing Security, Sheng Fu and Weiqin Qiu, dated January 1, 2011 and September 21, 2012 (incorporated by reference to Exhibit 10.23 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.16	Exclusive technology development, support and consultancy agreement, between Beijing Security and Beike Internet (currently Beijing Mobile), dated January 1, 2011 (incorporated by reference to Exhibit 10.24 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.17	Exclusive equity option agreement, by and among Beijing Security, Beike Internet (currently Beijing Mobile), Sheng Fu and Weiqin Qiu, dated January 1, 2011 (incorporated by reference to Exhibit 10.25 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.18	Shareholder voting proxy agreement, by and among Beijing Security, Beike Internet (currently Beijing Mobile), Sheng Fu and Weiqin Qiu, dated January 1, 2011 (incorporated by reference to Exhibit 10.26 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.19	Equity pledge agreement, by and among Beijing Security, Beike Internet (currently Beijing Mobile), Sheng Fu and Weiqin Qiu, dated January 1, 2011 and amendment thereto, dated October 11, 2012 (incorporated by reference to Exhibit 10.27 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

Exhibit Number	Description of Document

4.20	Financial support undertaking letter signed by Beijing Security with respect to Beike Internet (currently Beijing Mobile), dated January 17, 2014 (incorporated by reference to Exhibit 10.28 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.21	Spousal consent, signed by Jin Wang, Weiqin Qiu’s spouse, dated January 1, 2012 (incorporated by reference to Exhibit 10.29 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.22	Cooperation framework agreement between the Registrant and Kingsoft Corporation Limited, dated December 27, 2013 and supplemental agreement thereto, dated April 1, 2014 (incorporated by reference to Exhibit 10.38 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 22, 2014)

4.23	Non-competition deed between the Registrant and Kingsoft Corporation Limited, dated May 14, 2014 (incorporated by reference to Exhibit 4.46 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 21, 2015)

4.24	Intellectual property transfer and license framework agreement the Registrant and Kingsoft Corporation, dated April 1, 2014 (incorporated by reference to Exhibit 10.46 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 22, 2014)

4.25	Share and asset purchase agreement among the Registrant, Hongkong Zoom Interactive Network Marketing Technology Limited and other parties thereto, dated June 6, 2014 (incorporated by reference to Exhibit 4.52 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 21, 2015)

4.26	Stock purchase agreement among Hongkong Cheetah Mobile Technology Limited, MobPartner SAS and other parties thereto, dated March 15, 2015 (incorporated by reference to Exhibit 4.53 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 21, 2015)

4.27	Parent guarantee between the Registrant and the Sellers’ Representatives named therein, dated March 15, 2015 (incorporated by reference to Exhibit 4.54 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 21, 2015)

4.28	Share transfer agreement among Beijing Security, Weiqin Qiu and Ming Xu, dated October 19, 2015, with respect to Guangzhou Network (incorporated by reference to Exhibit 4.37 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 22, 2016)

4.29	VIE termination agreement among Beijing Security, Guangzhou Network, Weiqin Qiu and Ming Xu, dated October 19, 2015 (incorporated by reference to Exhibit 4.38 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 22, 2016)

4.30	Share transfer agreement between Beijing Security and each of Ming Xu and Wei Liu, dated October 13, 2015, with respect to Beijing Antutu (incorporated by reference to Exhibit 4.39 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 22, 2016)

4.31	VIE termination agreement among Beijing Security, Beijing Antutu, Ming Xu and Wei Liu, dated October 13, 2015 (incorporated by reference to Exhibit 4.40 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 22, 2016)

Exhibit Number	Description of Document

4.32	Supplemental agreements to strategic cooperation agreement between the Registrant and Shenzhen Tencent Computer Systems Company Limited, dated June 30, 2015 and November 5, 2015 (incorporated by reference to Exhibit 4.41 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 22, 2016)

4.33	Strategic cooperation agreement between the Registrant and Shenzhen Tencent Computer Systems Company Limited, dated December 30, 2015 (incorporated by reference to Exhibit 4.42 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 22, 2016)

4.34	Supplemental agreement to strategic cooperation agreement dated December 30, 2015 between the Registrant and Shenzhen Tencent Computer Systems Company Limited, dated November 19, 2016 (incorporated by reference to Exhibit 4.34 to our Annual Report on Form 20-F (file no. 001-36427 filed with the Securities and Exchange Commission on April 26, 2017)

4.35	Supplemental agreement to share and asset purchase agreement among the Registrant, Hongkong Zoom Interactive Network Marketing Technology Limited and other parties thereto, dated March 16, 2015 (incorporated by reference to Exhibit 4.43 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 22, 2016)

4.36	Amendment to stock purchase agreement among Hongkong Cheetah Mobile Technology Limited, MobPartner SAS and other parties thereto, dated December 15, 2015 (incorporated by reference to Exhibit 4.44 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 22, 2016)

4.37*	Share transfer agreement between Kun Wang and Ming Xu, dated July 3, 2018, with respect to Beijing Network

4.38*	Agreement on cancellation of contracts among Beijing Network, Conew Network, Wei Liu, Kun Wang and Ming Xu, dated July 3, 2018

4.39*	Exclusive service agreement between Beijing Network and Conew Network, dated July 3, 2018

4.40*	Exclusive equity option agreement, by and among Beijing Network, Conew Network, Wei Liu and Kun Wang, dated July 3, 2018

4.41*	Proxy agreement and power of attorney, by and among Conew Network, Beijing Network, Wei Liu and Kun Wang, dated July 3, 2018

4.42*	Equity pledge agreement, by and among Conew Network, Beijing Network, Wei Liu and Kun Wang, dated July 3, 2018

4.43*	Spousal consent, signed by Jiayu Li, Kun Wang’s spouse, dated July 3, 2018, with respect to Beijing Network

4.44*	Spousal consent, signed by Xinchan Li, Wei Liu’s spouse, dated July 3, 2018, with respect to Beijing Network

4.45*	Share transfer agreement between Kun Wang and Ming Xu, dated July 5, 2018, with respect to Beijing Conew

4.46*	Agreement on cancellation of contracts among Beijing Conew, Conew Network, Sheng Fu and Ming Xu, dated July 5, 2018

4.47*	Exclusive service agreement between Beijing Conew and Conew Network, dated July 5, 2018

4.48*	Exclusive equity option agreement, by and among Beijing Conew, Conew Network, Sheng Fu and Kun Wang, dated July 5, 2018

Exhibit Number	Description of Document

4.49*	Proxy agreement and power of attorney, by and among Conew Network, Beijing Conew, Sheng Fu and Kun Wang, dated July 5, 2018

4.50*	Equity pledge agreement, by and among Conew Network, Beijing Conew, Sheng Fu and Kun Wang, dated July 5, 2018

4.51*	Spousal consent, signed by Jiayu Li, Kun Wang’s spouse, dated July 5, 2018, with respect to Beijing Conew

4.52*	Facebook audience network terms in effect as of the date of this Annual Report on Form 20-F

4.53*	Google AdSense Online Terms of Service in effect as of the date of this Annual Report on Form 20-F

8.1*	List of significant subsidiaries and VIEs

11.1	Code of business conduct and ethics (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 22, 2014)

12.1*	Certification by principal executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by principal financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by principal executive officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by principal financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Global Law Office

15.2*	Consent of Ernst & Young Hua Ming LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Cheetah Mobile Inc.

By:	/s/ Sheng Fu
Name: Sheng Fu
Title: Chief Executive Officer and Director

Date: April 26, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Cheetah Mobile Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Cheetah Mobile Inc. (the “Company”) as of December 31, 2017 and 2018, the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 26, 2019 expressed an unqualified opinion thereon.

Adoption of New Accounting Standards

As discussed in Note 2 to the consolidated financial statements, the Company changed its method for accounting for revenue from contracts with customers using a modified retrospective approach and its method for accounting for the recognition, measurement, presentation and disclosure of certain equity securities during the year ended December 31, 2018.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2014.

Beijing, The People’s Republic of China

April 26, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Cheetah Mobile Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Cheetah Mobile Inc.’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Cheetah Mobile Inc. (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of December 31, 2017 and 2018, the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes and our report dated April 26, 2019 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ Ernst & Young Hua Ming LLP

Beijing, The People’s Republic of China

April 26, 2019

CHEETAH MOBILE INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

		As of December 31,
	Notes	2017	2018
		RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents		2,317,488	2,783,843	404,893
Restricted cash	2	90,149	6,133	892
Short-term investments	4	1,395,694	930,610	135,352
Accounts receivable (net of allowance for doubtful accounts of RMB72,115 and RMB83,991 (US$12,216) as of December 31, 2017 and 2018, respectively)	5	621,272	655,261	95,304
Prepayments and other current assets	6	918,243	1,064,714	154,853
Due from related parties	15	54,052	126,990	18,470

Total current assets		5,396,898	5,567,551	809,764

Non-current assets
Property and equipment, net	7	89,137	63,919	9,297
Intangible assets, net	8	70,225	48,421	7,043
Goodwill	9	634,157	617,837	89,861
Investment in equity investees	4	149,969	151,533	22,040
Other long-term investments	4	1,002,721	1,697,510	246,893
Due from related parties	15	5,216	21,139	3,075
Deferred tax assets	14	57,642	88,896	12,929
Other non-current assets		42,966	35,830	5,211

Total non-current assets		2,052,033	2,725,085	396,349

Total assets		7,448,931	8,292,636	1,206,113

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY

Current liabilities (including current liabilities of the VIEs and a VIE’s subsidiary without recourse to the Company amounting to RMB133,406 and RMB107,139 (US$15,584) as of December 31, 2017 and 2018, respectively) (Note 1)

Bank loans	10	336,304	—	—
Accounts payable		164,537	171,055	24,879
Accrued expenses and other current liabilities	11	1,532,489	1,514,642	220,296
Due to related parties	15	81,810	37,298	5,425
Income tax payable		50,614	112,770	16,402

Total current liabilities		2,165,754	1,835,765	267,002

CHEETAH MOBILE INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

		As of December 31,
	Notes	2017	2018
		RMB	RMB	US$

Non-current liabilities (including non-current liabilities of the VIEs and a VIE’s subsidiary without recourse to the Company amounting to RMB4,134 and RMB6,414 (US$933) as of December 31, 2017 and 2018, respectively) (Note 1)

Deferred tax liabilities	14	73,393	110,291	16,041
Other non-current liabilities		54,574	64,185	9,335

Total non-current liabilities		127,967	174,476	25,376

Total liabilities		2,293,721	2,010,241	292,378

Mezzanine equity
Redeemable noncontrolling interests	19	649,246	687,847	100,043
Shareholders’ equity
Class A ordinary shares (par value of US$0.000025 per share; 7,600,000,000 shares authorized; 415,250,897 and 475,357,217 shares issued as of December 31, 2017 and 2018, respectively; 409,345,857 and 419,253,027 shares outstanding as of December 31, 2017 and 2018, respectively)	18	65	74	11
Class B ordinary shares (par value of US$0.000025 per share; 1,400,000,000 shares authorized; 1,006,398,742 and 957,985,982 shares issued as of December 31, 2017 and 2018, respectively; 992,705,325 and 946,017,565 shares outstanding as of December 31, 2017 and 2018, respectively)	18	164	156	22
Treasury stock (nil and 45,273,040 shares as of December 31, 2017 and 2018, respectively)	21	—	(221,932)	(32,279)
Additional paid-in capital		2,644,043	2,742,893	398,937
Retained earnings	18	1,564,883	2,705,970	393,567
Accumulated other comprehensive income	18	84,206	249,304	36,260

Total Cheetah Mobile Inc. shareholders’ equity		4,293,361	5,476,465	796,518

Noncontrolling interests		212,603	118,083	17,174

Total equity		4,505,964	5,594,548	813,692

Total liabilities, mezzanine equity and equity		7,448,931	8,292,636	1,206,113

The accompanying notes are an integral part of these consolidated financial statements.

CHEETAH MOBILE INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

		Year ended December 31,
	Notes	2016	2017	2018
		RMB	RMB	RMB	US$
Revenues (a)
Utility products and related services		3,870,995	3,439,563	3,119,483	453,711
Mobile entertainment		693,195	1,496,443	1,778,867	258,725
Others		460	38,751	83,355	12,123

Total Revenues		4,564,650	4,974,757	4,981,705	724,559
Cost of revenues (a)		(1,543,817)	(1,780,089)	(1,540,633)	(224,076)

Gross profit		3,020,833	3,194,668	3,441,072	500,483
Operating income and expenses (a)
Research and development		(905,854)	(684,863)	(668,918)	(97,290)
Selling and marketing		(1,650,581)	(1,656,505)	(1,910,044)	(277,804)
General and administrative		(561,834)	(407,410)	(430,826)	(62,661)
Impairment of goodwill and intangible assets		(2,889)	(38,862)	(12,767)	(1,857)
Other operating income		87,877	39,852	48,705	7,084

		(3,033,281)	(2,747,788)	(2,973,850)	(432,528)
Operating (loss) profit		(12,448)	446,880	467,222	67,955
Other income (expenses)
Interest income, net		7,783	22,603	87,716	12,758
Foreign exchange gain (loss), net		3,747	(15,224)	13,821	2,010
Impairment of investments and convertible loans	4	(141,069)	(275,026)	(142,385)	(20,709)
Other income, net	3/4	84,454	1,253,537	843,733	122,716
(Loss) Gain from equity method investments, net	4	(11,363)	495	(384)	(56)

(Loss) Income before income taxes		(68,896)	1,433,265	1,269,723	184,674
Income tax benefits (expenses)	14	12,189	(57,602)	(117,000)	(17,017)

Net (loss) income		(56,707)	1,375,663	1,152,723	167,657

Less: net income (loss) attributable to noncontrolling interests		23,818	27,469	(14,186)	(2,063)

Net (loss) income attributable to Cheetah Mobile Inc.		(80,525)	1,348,194	1,166,909	169,720

(Losses) Earnings per share	20
Basic		(0.0580)	0.9573	0.8048	0.1171
Diluted		(0.0580)	0.9366	0.7839	0.1140
(Losses) Earnings per ADS (1 ADS represent 10 Class A ordinary share)	20
Basic		(0.5805)	9.5728	8.0478	1.1705
Diluted		(0.5805)	9.3656	7.8393	1.1402
Weighted average number of shares used in computation of ordinary shares:
Class A ordinary shares
Basic		368,910,885	393,753,299	440,283,682	440,283,682
Diluted		1,387,254,551	1,425,154,838	1,440,414,849	1,440,414,849

CHEETAH MOBILE INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

		Year ended December 31,
	Notes	2016	2017	2018
		RMB	RMB	RMB	US$
Class B ordinary shares
Basic		1,018,343,666	1,000,550,027	962,805,927	962,805,927
Diluted		1,018,343,666	1,003,202,954	962,805,927	962,805,927
Other comprehensive income (loss), net of tax of nil	18
Foreign currency translation adjustments		132,450	(148,304)	182,978	26,613
Unrealized gains (losses) on available-for-sale securities, net		1,241	(433)	(3,734)	(543)
Reclassification adjustments for gains included in net (loss) income		(21,666)	—	—	—

Other comprehensive income (loss)		112,025	(148,737)	179,244	26,070

Total comprehensive income		55,318	1,226,926	1,331,967	193,727
Less: Total comprehensive income (loss) attributable to noncontrolling interests		26,814	22,671	(40)	(6)

Total comprehensive income attributable to Cheetah Mobile Inc.		28,504	1,204,255	1,332,007	193,733

Note:

(a)	The amount of transactions with related parties recorded in revenue, cost of revenues and operating expenses are as follows:

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Revenues	155,849	83,263	232,363	33,796
Cost of revenues	(58,118)	(89,658)	(76,056)	(11,062)
Research and development	(4,788)	(6,828)	(1,568)	(228)
Selling and marketing	(76,933)	(70,272)	(18,710)	(2,721)
General and administrative	(25,620)	(4,005)	(4,858)	(707)

Details of the related party transactions are set out in Note 15(b) to the consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

CHEETAH MOBILE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Cash flows from operating activities
Net (loss) income	(56,707)	1,375,663	1,152,723	167,657
Adjustments to reconcile net (loss) income to net cash from operating activities
Depreciation of property and equipment	46,455	45,156	40,244	5,853
Amortization of intangible assets	116,903	91,145	39,863	5,798
Provision for doubtful accounts	55,152	5,675	17,619	2,563
Impairment of assets	143,958	313,888	155,301	22,588
Foreign currency exchange loss (gain)	4,645	10,641	(19,979)	(2,906)
Gain on disposal of property and equipment and intangible assets	(5,279)	(670)	(2,496)	(363)
Gain on disposal of subsidiaries/VIE’s subsidiary	(28,071)	(232,673)	(193,680)	(28,170)
Gain on disposal/deemed disposal of investments	(55,684)	(953,345)	(300,211)	(43,664)
Settlement and changes in fair value of contingent consideration	3,377	9,014	—	—
Changes in fair value of financial assets	94	(12,959)	(344,333)	(50,081)
Loss (Gain) from equity method investments	11,363	(495)	384	56
Gain on dividends received from long-term investment investees	(123)	(58,741)	—	—
Gain on settlement of consideration of business combination	—	(3,383)	—	—
Deferred income tax (benefits) expenses	(53,432)	(25,306)	8,065	1,173
Share-based compensation expenses	306,149	73,316	85,118	12,380
Changes in operating assets and liabilities
Accounts receivable	26,067	(63,517)	(25,302)	(3,680)
Prepayments and other current assets	(180,833)	(179,286)	(264,815)	(38,516)
Due from related parties	15,353	(15,884)	(59,198)	(8,610)
Other non-current assets	(217)	(4,042)	(4,951)	(720)
Accounts payable	50,231	(10,346)	(3,742)	(544)
Accrued expenses and other current liabilities	(5,266)	189,875	15,540	2,260
Due to related parties	14,203	11,307	(29,582)	(4,303)
Income tax payable	(14,752)	39,353	66,415	9,660
Other non-current liabilities	—	21,202	12,607	1,834

Net cash provided by operating activities	393,586	625,588	345,590	50,265

Cash flows from investing activities
Purchases of property, plant and equipment and intangible assets	(117,691)	(25,890)	(65,403)	(9,512)
Purchase of other long-term investments	(311,334)	(330,119)	(523,729)	(76,173)
Purchase of equity method investments	(6,542)	(54,516)	(5,721)	(832)
Purchase of put option	—	—	(1,200)	(175)
Purchase of short-term investments	(915,963)	(2,000,669)	(2,492,046)	(362,453)
Proceeds from maturity of short-term investments	590,566	940,826	3,049,145	443,480
Acquisition of business, net of cash acquired	(366,834)	(77,392)	—	—
Dividends from long-term investment investees	96	58,741	—	—
Proceeds from disposal of subsidiaries/VIE’s subsidiary	8,184	152,653	71,516	10,402
Proceeds from disposal of property and equipment and intangible assets	60	1,426	14,290	2,078
Proceeds and deposits from disposal of equity method investments	16,125	26,930	1,462	213
Proceeds and advance from disposal of other long-term investments	82,259	1,109,614	576,822	83,895
Loans to related parties	(13,000)	(108,671)	(73,081)	(10,629)
Loans to third parties	—	(34,097)	(70,080)	(10,193)
Repayment of loans from related parties	6,031	109,671	33,907	4,932
Repayment of loans from third parties	3,000	—	22,754	3,309
Repayment of loans from an investor of an equity investee	1,574	—	—	—

Net cash (used in) provided by investing activities	(1,023,469)	(231,493)	538,636	78,342

CHEETAH MOBILE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Cash flows from financing activities
Proceeds from bank loans	332,078	—	—	—
Repayment for bank loans	(8,873)	(138,656)	(329,145)	(47,872)
Proceeds and advance from exercise of restricted shares with an option feature	37,329	43,688	21,234	3,088
Settlement of contingent consideration	(23,116)	(25,777)	—	—
Share repurchase	(178,991)	—	(221,749)	(32,252)
Capital contribution from noncontrolling shareholders	—	11,905	172	25
Payment of withholding tax for dividend to noncontrolling shareholders	—	(2,700)	—	—
Payment of dividend to noncontrolling shareholders	—	—	(17,023)	(2,476)
Proceeds from issuance of redeemable noncontrolling interests	—	635,795	—	—
Purchase of shares from noncontrolling shareholders	(8,007)	(16,189)	—	—

Net cash provided by (used in) financing activities	150,420	508,066	(546,511)	(79,487)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	58,820	(73,275)	44,624	6,491
Net (decrease) increase in cash, cash equivalents and restricted cash	(420,643)	828,886	382,339	55,611
Cash, cash equivalents and restricted cash at beginning of year	1,999,394	1,578,751	2,407,637	350,174

Cash, cash equivalents and restricted cash at end of year	1,578,751	2,407,637	2,789,976	405,785

Supplemental disclosures
Income taxes paid	(67,962)	(7,695)	(38,217)	(5,558)
Interest expense paid	(7,306)	(11,988)	(2,956)	(430)
Non-cash investing and financing activities:
Acquisition of property and equipment and intangible assets included in accrued expenses and other liabilities	10,902	30,530	8,725	1,269
Disposal of subsidiaries included in prepayments and other current assets	—	93,071	33,084	4,812
Disposal of investments included in prepayments and other current assets	22,143	47,818	—	—
Contingent consideration payable for business acquisitions	25,067	—	—	—
Non-cash acquisition of other long-term investments	—	329,710	—	—
Non-cash acquisition of business	—	6,944	—	—

The accompanying notes are an integral part of these consolidated financial statements.

CHEETAH MOBILE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

	Number of Class A Ordinary Shares	Class A Ordinary Shares	Number of Class B Ordinary Shares	Class B Ordinary Shares	Additional paid-in capital	Treasury stock	Accumulated other comprehensive income/(loss)	Retained earnings	Total Cheetah Mobile Inc. shareholder’s equity	Noncontrolling interests	Total equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2016	350,398,737	56	1,035,037,339	170	2,416,907	—	119,116	317,818	2,854,067	160,378	3,014,445
Net (loss) income	—	—	—	—	—	—	—	(80,525)	(80,525)	23,818	(56,707)
Conversion of Class B ordinary shares to Class A ordinary shares by shareholders	43,385,700	7	(43,385,700)	(7)	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	305,689	—	—	—	305,689	139	305,828
Exercise and vesting of share-based awards	12,506,416	2	11,675,334	2	21,911	—	—	—	21,915	—	21,915
Other comprehensive income	—	—	—	—	—	—	109,029	—	109,029	2,996	112,025
Share of reserves of an equity investee	—	—	—	—	240	—	—	—	240	—	240
Share purchase from noncontrolling interest shareholders (Note 3)	—	—	—	—	(6,109)	—	—	—	(6,109)	(1,898)	(8,007)
Repurchase of common stock (Note 21)	—	—	—	—	—	(178,991)	—	—	(178,991)	—	(178,991)
Disposal of a VIE’s subsidiary	—	—	—	—	—	—	—	—	—	3,393	3,393
Distribution to a Shareholder due to under common control transaction	—	—	—	—	(12,963)	—	—	—	(12,963)	—	(12,963)

Balance at December 31, 2016	406,290,853	65	1,003,326,973	165	2,725,675	(178,991)	228,145	237,293	3,012,352	188,826	3,201,178
Net income	—	—	—	—	—	—	—	1,348,194	1,348,194	27,469	1,375,663
Conversion of Class B ordinary shares to Class A ordinary shares by shareholders	13,749,910	2	(13,749,910)	(2)	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	73,289	—	—	—	73,289	—	73,289
Exercise and vesting of share-based awards	14,673,174	2	3,128,262	1	26,544	—	—	—	26,547	—	26,547
Other comprehensive loss	—	—	—	—	—	—	(143,939)	—	(143,939)	(4,798)	(148,737)
Accretion of redeemable noncontrolling interests	—	—	—	—	—	—	—	(13,451)	(13,451)	—	(13,451)
Capital contribution from noncontrolling shareholders	—	—	—	—	4,198	—	—	—	4,198	5,765	9,963
Share purchase from a subsidiary’s noncontrolling interest shareholder	—	—	—	—	(226)	—	—	—	(226)	—	(226)
Share of reserves of an equity investee	—	—	—	—	436	—	—	—	436	—	436
Noncontrolling interest in connection with business acquisitions (Note 3)	—	—	—	—	—	—	—	—	—	13,167	13,167
Cancellation of treasury stock	(25,368,080)	(4)	—	—	(178,987)	178,991	—	—	—	—	—
Adoption of ASU 2016-09	—	—	—	—	(6,886)	—	—	6,886	—	—	—
Dividend declared by a consolidated subsidiary to noncontrolling interests	—	—	—	—	—	—	—	—	—	(17,826)	(17,826)
Repurchase of share-based awards from a noncontrolling shareholder	—	—	—	—	—	—	—	(14,039)	(14,039)	—	(14,039)

Balance at December 31, 2017	409,345,857	65	992,705,325	164	2,644,043	—	84,206	1,564,883	4,293,361	212,603	4,505,964

CHEETAH MOBILE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

	Number of Class A Ordinary Shares		Class A Ordinary Shares	Number of Class B Ordinary Shares	Class B Ordinary Shares	Additional paid-in capital	Treasury stock	Accumulated other comprehensive income/(loss)	Retained earnings	Total Cheetah Mobile Inc. shareholder’s equity	Noncontrolling interests	Total equity
			RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cumulative effective of adoption of ASC 606	—		—	—	—	—	—	—	11,892	11,892	1,175	13,067
Net income	—		—	—	—	—	—	—	1,166,909	1,166,909	(14,186)	1,152,723
Conversion of Class B ordinary shares to Class A ordinary shares by shareholders	48,412,760		8	(48,412,760)	(8)	—	—	—	—	—	—	—
Share-based compensation	—		—	—	—	84,747	—	—	—	84,747	484	85,231
Exercise and vesting of share-based awards	6,767,450		1	1,725,000	—	12,035	—	—	—	12,036	—	12,036
Other comprehensive income	—		—	—	—	—	—	165,098	—	165,098	14,146	179,244
Accretion of redeemable noncontrolling interests	—		—	—	—	—	—	—	(37,714)	(37,714)	(887)	(38,601)
Capital contribution from noncontrolling shareholders	—		—	—	—	—	—	—	—	—	3,129	3,129
Share of reserves of an equity investee	—		—	—	—	180	—	—	—	180	—	180
Repurchase of common stock (Note 21)	—		—	—	—	—	(221,932)	—	—	(221,932)	—	(221,932)
Disposal of a subsidiary	—		—	—	—	—	—	—	—	—	(75,964)	(75,964)
Dividend declared by a consolidated subsidiary to noncontrolling interests	—		—	—	—	—	—	—	—		(20,529)	(20,529)
Change in equity interest of a subsidiary	—		—	—	—	1,888	—	—	—	1,888	(1,888)	—

Balance at December 31, 2018	464,526,067	*	74	946,017,565	156	2,742,893	(221,932)	249,304	2,705,970	5,476,465	118,083	5,594,548

Balance at December 31, 2018 in US$	464,526,067		11	946,017,565	22	398,937	(32,279)	36,260	393,567	796,518	17,174	813,692

*	45,273,040 Class A ordinary shares were repurchased but not cancelled and recorded as treasury stock at historical purchase price (Note 21).

The accompanying notes are an integral part of these consolidated financial statements.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Cheetah Mobile Inc. (formerly known as Kingsoft Internet Security Software Holdings Limited) (the “Company”) is a limited company incorporated in the Cayman Islands under the laws of Cayman Islands on July 30, 2009. The Company and its consolidated subsidiaries and variable interest entities (“VIEs”) (collectively referred to the “Group”) are principally engaged in the provision of utility products and related services, mobile entertainment services and other services. The Company conducts its primary business operations through its subsidiaries, VIEs and subsidiary of VIEs. In 2009, Kingsoft Corporation Limited (“Kingsoft”), the former holding company of the Company, undertook a corporate reorganization to establish the Group, which started to specialize in utility products and related services on a stand-alone basis with separate management oversight distinct from Kingsoft. Subsequent to the reorganization in 2009, all revenues and costs generated by the utility products and related services, are reflected in the consolidated financial statements of the Group. On October 2, 2017, Kingsoft have approved the delegation of approximately 38% voting power of the Company held by Kingsoft to Mr. Sheng Fu, chief executive officer and director of the Company (“Mr. Fu”), effective October 1, 2017. The Company is no longer consolidated by Kingsoft and became a significant equity method investee of Kingsoft thereafter.

Details of the Company’s principal subsidiaries and VIEs as of December 31, 2018 are as follows:

Company	Date of incorporation/ registration	Place of incorporation/ registration	Percentage of ownership (i)	Principal activities
Principle subsidiaries of the Company:

Cheetah Technology Corporation Limited (“Cheetah Technology”)	August 26, 2009	Hong Kong	100%	Investment holding, provision of utility products and related services, mobile entertainment services

Zhuhai Juntian Electronic Technology Co., Ltd. (“Zhuhai Juntian”)	September 28, 2000	The People’s Republic of China (“PRC”)	100%	Investment holding, research and development and provision of utility products and related services

Beijing Kingsoft Internet Security Software Co., Ltd. (“Beijing Security”)	November 30, 2009	The PRC	100%	Provision of mobile entertainment services and research and development of online applications, sale of AI hardware

Conew Network Technology (Beijing) Co., Ltd. (“Conew Network”)	March 19, 2009	The PRC	100%	Research and development of mobile applications and provision of utility products and related service

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Company	Date of incorporation/ registration	Place of incorporation/ registration	Percentage of ownership (i)	Principal activities
Principle subsidiaries of the Company (continued):

Cheetah Mobile America, Inc. (“Cheetah Mobile America”)	November 28, 2012	United States	100%	Provision of utility products and related services, mobile entertainment services and research and development services

Hongkong Zoom Interactive Network Marketing Technology Limited (“HK Zoom”)	July 4, 2014	Hong Kong	100%	Provision of utility products and related services

Cheetah Information Technology Company Limited (“Cheetah Information”)	March 9, 2015	Hong Kong	100%	Investment holding

MobPartner SAS (“MobPartner”)	February 23, 2010	France	100%	Provision of utility products and related services

Moxiu Technology (Beijing) Co., Ltd. (“Moxiu Technology”)	June 12, 2008	The PRC	51.58%	Provision of mobile application development and utility products and related services

Cheetah Mobile Singapore Pte. Ltd. (“Cheetah Mobile Singapore”)	May 27, 2015	Singapore	100%	Provision of utility products and related services and mobile entertainment services

Live.me Inc. (“Live.me”)	September 19, 2016	Cayman	52.1%	Investment holding

Hong Kong LiveMe Corporation Limited	October 17, 2016	Hong Kong	52.1%	Provision of mobile entertainment services

Beijing Lewo Wuxian Technology Co., Ltd. (“Lewo Wuxian”)	December 14, 2016	The PRC	52.1%	Provision of research and development services

Taiwan Cheetah Mobile Corp (“Taiwan Cheetah”)	January 21, 2016	Taiwan	100%	Sale of AI hardware

Japan Kingsoft Inc. (“Kingsoft Japan”)	March 9, 2005	Japan	41.9%	Provision of utility products and related services

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Company	Date of incorporation/ registration	Place of incorporation/ registration	Percentage of ownership (i)	Principal activities
Principle subsidiaries of the Company (continued):

Cheetah Mobile Hong Kong Limited (“Cheetah Mobile Hong Kong”)	February 24, 2016	Hong Kong	100%	Investment holding

Conew.com Corporation	October 6, 2008	British Virgin Islands	100%	Investment holding

Hongkong Cheetah Mobile Technology Limited	March 9, 2015	Hong Kong	100%	Investment holding

VIEs

Beijing Conew Technology Development Co., Ltd. (“Beijing Conew”)	December 22, 2005	The PRC	Nil	Dormant

Beijing Cheetah Mobile Technology Co., Ltd. (“Beijing Mobile”)	April 15, 2009	The PRC	Nil	Provision of utility products and related services, mobile entertainment services

Beijing Cheetah Network Technology Co., Ltd. (“Beijing Network”)	July 18, 2012	The PRC	Nil	Provision of utility products and related services, mobile entertainment services

(i)	Percentage of ownership is calculated on fully diluted basis.

VIE arrangements

In order to comply with the PRC laws and regulations which prohibit foreign control of companies involved in internet value-added business, the Group operates its website and conducts substantially the majority of its internet value-added services in the PRC through Beijing Mobile, Beijing Network and Beijing Conew (collectively referred to as the “VIEs”) and its wholly-owned subsidiaries. Except for Beijing Conew, the registered capital of the VIEs was funded by Beijing Security and Conew Network (each or collectively referred to as the “Primary Beneficiaries”) through loans extended to the VIEs’ shareholders, Sheng Fu, Kun Wang and Wei Liu, who were our employee and/or director, as well as Ms. Weiqin Qiu. The effective control of the VIEs is held by the Primary Beneficiaries, through a series of contractual agreements (the “Contractual Agreements”). As a result of the Contractual Agreements, the Primary Beneficiaries have the power to direct the activity that most significantly impacts the economic performance of the VIEs and receive the economic benefits of the VIEs.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

Loan agreements

Pursuant to the loan agreements among the Primary Beneficiaries, the Nominee Shareholders and the VIEs, the Primary Beneficiaries granted loans in an aggregate amount of RMB36,300 (US$5,280) to the Nominee Shareholders’ for their sole purpose of contributing to the registered capital of the VIEs or in certain cases directly to the VIEs under the VIE arrangements. At the option of the Primary Beneficiaries, repayment may be requested at any time, which may be in the form of transferring the VIE’s equity interest to the Primary Beneficiaries or its designees. The Nominee Shareholders may offer to repay part or the entire loans at any time, to the extent permitted by PRC laws, in the form of transferring the VIE’s equity interest to the Primary Beneficiaries or its designees.

Exclusive equity option agreements

Pursuant to the exclusive equity option agreements entered into between the Primary Beneficiaries, the VIEs and the Nominee Shareholders, the Primary Beneficiaries were granted an exclusive and irrevocable option to purchase, or designate a third party to purchase, all or part of the equity interest of the VIEs held by the Nominee Shareholders. Without the prior written consent of the Primary Beneficiaries, the Nominee Shareholders shall not assign or transfer to any third party or create or cause any security interest in whatsoever form to be created on, all or any part of the equity interest held in the VIEs. In addition, dividends and any form of distributions are not permitted without the prior consent of the Primary Beneficiaries. The exercise consideration should be equal to the corresponding loan amount as described above or the minimum consideration permitted under the PRC laws, whichever is higher. The consideration in excess of the corresponding loan amount shall be waived by the Nominee Shareholders. While in the exclusive equity option agreement with respect to Beijing Mobile, the exercise consideration is equal to the minimum price permitted under the PRC laws and any amount in excess of the corresponding loan amount shall be refunded by the Nominee Shareholders to Beijing Security or Beijing Security may deduct the excess amount upon payment of consideration. The Primary Beneficiaries or their designee(s) may exercise such option at any time until it has acquired all the equity interest of the VIEs. The agreements will remain effective until all the equity interests held by the Nominee Shareholders have been lawfully transferred to the Primary Beneficiaries or its designee(s) pursuant to the terms of the agreements.

Equity pledge agreements

Pursuant to the equity pledge agreements entered into between the Nominee Shareholders, the VIEs and the Primary Beneficiaries, the Nominee Shareholders pledged all of their equity interest in the VIEs to the Primary

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Beneficiaries as collateral for all of their payments due to the Primary Beneficiaries and to secure their obligations under the above agreements. Without the prior written consent of the Primary Beneficiaries, the Nominee Shareholders may not assign or transfer to any third party or create or cause any security interest in whatsoever form to be created on, all or any part of the equity interest it holds in the VIEs. The Primary Beneficiaries are entitled to transfer or assign in full, or in part, the shares pledged. In the event of default, the Primary Beneficiaries as the pledgee, have first priority to be compensated through the sale or auction of the pledged equity interest. The Nominee Shareholders agree to waive their dividend rights in relation to all of the pledged equity interest until such pledge has been lawfully discharged. The equity pledge agreements will remain effective until all the obligations under these agreements have been satisfied in full or all of the guaranteed liabilities have been repaid.

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

The carrying amounts and classifications of the assets and liabilities of the VIEs are as follows:

	As of December 31,
	2017	2018
	RMB	RMB	US$
Cash and cash equivalents	48,414	49,623	7,217
Restricted cash	19,374	526	77
Accounts receivable	20,807	25,346	3,686
Prepayments and other current assets	152,508	49,739	7,234
Due from related parties	276,729	425,752	61,923

Total current assets	517,832	550,986	80,137

Property and equipment, net	28,560	12,753	1,855
Intangible assets, net	4,575	6,926	1,007
Goodwill	962	962	140
Investment in equity investees	29,149	21,633	3,146
Other long-term investments	75,743	90,203	13,119
Other non-current assets	2,733	2,733	397
Deferred tax assets	18,397	9,250	1,345

Total non-current assets	160,119	144,460	21,009

Total assets	677,951	695,446	101,146

Accounts payable	23,654	11,777	1,713
Accrued expenses and other current liabilities	91,097	82,012	11,928
Due to related parties (i)	407,326	387,629	56,378
Income tax payable	1,468	1,945	283

Total current liabilities	523,545	483,363	70,302

Deferred tax liabilities	—	1,660	241
Due to related parties (i)	—	19,596	2,850
Other non-current liabilities	4,134	4,754	691

Total non-current liabilities	4,134	26,010	3,782

Total liabilities	527,679	509,373	74,084

(i)

As of December 31, 2017, and 2018, the balances due to related parties of the VIEs mainly represented amounts due to subsidiaries of the Group of RMB390,139 and RMB395,820 (US$57,570) respectively, which were eliminated upon consolidation by the Company.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

The financial performance and cash flows of the VIEs as follows:

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Revenues	517,926	369,247	508,576	73,969
Cost of revenues	342,979	232,500	319,297	46,440
Net (loss) income	(7,680)	22,327	33,805	4,917
Net cash used in operating activities	(61,707)	(30)	(12,198)	(1,774)
Net cash (used in) provided by investing activities	(42,489)	23,853	(24,941)	(3,628)
Net cash provided by financing activities	—	—	19,500	2,836

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Management evaluates estimates, including those related to the standalone selling prices of performance obligation of revenue contracts, the allowance for doubtful accounts, average paying player lives of online games, weighted average unit price of virtual currencies of LiveMe, the purchase price allocation and fair value of noncontrolling interests and the contingent consideration with respect to business combinations, useful lives of long-lived assets and intangible assets, impairment of long-lived assets, impairment of investments, impairment of intangible assets, impairment of goodwill, gain or loss on disposal of investments, valuation allowance for deferred tax assets, uncertain tax positions, share-based compensation, redemption right liabilities, redeemable noncontrolling interests, fair values of available-for-sale debt securities, other long-term investments and loss contingencies, among others. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

Foreign currency translation and transactions

The functional currency of the Company is the US$. The Company’s subsidiaries VIEs and subsidiary of VIEs determined their functional currency based on the criteria of ASC 830, Foreign Currency Matters. The Group uses RMB as its reporting currency. The Group uses the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive income, a component of shareholders’ equity.

Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included as a component of “Foreign exchange gain (loss), net” in the consolidated statements of comprehensive income.

Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.8755 to US$1.00 on December 31, 2018 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

For the Company’s majority-owned subsidiaries and VIEs, a noncontrolling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Company. Consolidated net (loss) income on the consolidated statements of comprehensive income includes the net income (loss) attributable to noncontrolling interests. The cumulative results of operations attributable to noncontrolling interests are recorded as noncontrolling interests in the Group’s consolidated balance sheets.

Cash and cash equivalents

Cash consists of cash on hand and bank deposits, which are unrestricted to withdrawal and use. All highly liquid investments with original stated maturity of three months or less are classified as cash equivalents.

Restricted cash

Restricted cash consists primarily of the cash reserved in escrow accounts for the remaining payments in relation to business acquisition of RMB3,309 and RMB3,480 (US$506) as of December 31, 2017 and 2018, respectively, and the cash pledged as collateral for a short-term bank loan of RMB65,342 and nil as of December 31, 2017 and 2018, respectively, and the cash reserved in third-party trust account of RMB17,681 and RMB382 (US$56) as of December 31, 2017 and 2018, respectively.

In November 2016, the FASB issued Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires companies to include amounts generally described as restricted

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts presented in the statement of cash flows. The Group adopted the new standard effective January 1, 2018, using the retrospective transition method. All restricted cash was presented on the face of the consolidated balance sheet as “Restricted cash.”

Accounts receivable and allowance for doubtful accounts

Accounts receivable are recognized and carried at original invoiced amount less an allowance for any potential uncollectible amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred. The Group generally does not require collateral from its customers.

The Group maintains allowances for doubtful accounts for estimated losses resulting from the failure of customers to make payments on time. The Group reviews the accounts receivable on a periodic basis and makes specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Group considers many factors, including the customer’s payment history, its current credit-worthiness and current economic trends.

Derivative Instruments

ASC topic 815 (“ASC 815”), Derivatives and Hedging, requires all contracts which meet the definition of a derivative to be recognized on the balance sheet as either assets or liabilities and recorded at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in earnings or in other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. Changes in fair values of derivatives not qualified as hedges are reported in earnings. The estimated fair values of derivative instruments are determined at discrete points in time based on the relevant market information.

Investments

Short-term investments

All highly liquid investments with original maturities of greater than three months, but less than 12 months, are classified as short-term investments. Investments that are expected to be realized in cash during the next 12 months are also included in short-term investments. The Group accounts for its investments in debt and equity securities in accordance with ASC 320-10, Investments — Debt Securities: Overall. The Group classifies the investments in debt securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320-10. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of the short-term investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains, or losses are realized.

The debt securities that the Group has positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. For individual securities classified as held-to-maturity securities, the Group evaluates whether a decline in fair value below the amortized cost basis is other-than-

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

temporary in accordance with the Group’s policy and ASC 320-10. When the Group intends to sell an impaired debt security or it is more likely than not that it will be required to sell prior to recovery of its amortized cost basis, an other-than-temporary impairment is deemed to have occurred. In these instances, the other-than-temporary impairment loss is recognized in earnings equal to the entire excess of the debt security’s amortized cost basis over its fair value at the balance sheet date of the reporting period for which the assessment is made. When the Group does not intend to sell an impaired debt security and it is more-likely-than-not that it will not be required to sell prior to recovery of its amortized cost basis, the Group must determine whether or not it will recover its amortized cost basis. If the Group concludes that it will not, an other-than-temporary impairment exists and that portion of the credit loss is recognized in earnings, while the portion of loss related to all other factors is recognized in other comprehensive income.

Debt securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Unrealized holding gains and losses for trading securities are included in earnings.

Debt investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Available-for-sale debt securities are reported at fair value, with unrealized gains and losses recorded in other comprehensive income. An impairment loss on available-for-sale debt securities would be recognized in consolidated statements of comprehensive income when the decline in value is determined to be other-than-temporary.

Long-term investments

The Group’s long-term investments consist of equity investments without readily determinable fair value, equity method investments, available-for-sale debt investments and other investments accounted for at fair value.

Prior to adopting ASC Topic 321, Investments — Equity Securities (“ASC 321”) on January 1, 2018, the Group accounts for other equity investments that are not considered as debt securities or equity securities that have readily determinable fair values and over which the Group neither has significant influence nor control through investment in common stock or in-substance common stock using the cost method in accordance with ASC 325-20, Investments-Other: Cost Method Investments. Under cost method, the Group carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings. The Group’s management regularly evaluates the impairment of its cost method investments based on the performance and financial position of the investee as well as other evidence of estimated market values. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and current and future financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

Starting from January 1, 2018, the Group adopted ASC 321, pursuant to which, equity investments with readily determinable fair value, except for those accounted for under the equity method, those that result in consolidation of the investee and certain other investments, are measured at fair value, and any changes in fair value are recognized in earnings. For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Group elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.

Pursuant to ASC 321, for equity investments measured at fair value with changes in fair value recorded in earnings, the Group does not assess whether those securities are impaired. For those equity investments that the Group elects to use the measurement alternative, the Group makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the entity has to recognize an impairment loss in net income equal to the difference between the carrying value and fair value.

Available-for-sale debt investments are structured note, which are measured at fair value, with unrealized gains or losses recorded in accumulated other comprehensive income.

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

Financial instruments primarily consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, due from and due to related parties, other receivables, long-term investments, available-for-sale debt securities, derivative instruments, short-term loans, accounts payable, other current liabilities, redemption right liabilities and long-term loans. The carrying amounts of these financial instruments, except for long-term investments, long-term available-for-sale debt securities, derivative instruments, contingent consideration payable, redemption right liabilities and long-term loans, approximate their fair values because of their generally short-term maturities.

Subsequent to the Group’s adoption of ASC 321 on January 1, 2018, for equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC 820 to estimate fair value

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

using the net asset value per share (or its equivalent) of the investment, the Group elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. The Group, with the assistance of an independent third-party valuation firm, determined the estimated fair value of its equity investments accounted for at fair value using the alternative measurement that are recognized in the consolidated financial statements.

Equity method investments have no quoted market prices and it is not practicable to estimate their fair value without incurring excessive costs. The Group reviews the investments for impairment whenever events or changes in circumstances indicate that the carrying amount may no longer be recoverable.

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

Estimated useful life
Customer relationship	2-6 years
Trademarks	3-10 years
Technology	1-10 years
Online game licenses	1-5 years
User base	1 year
Domain names	1-10 years
Platform	5 years

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Revenue recognition

The Group adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), from January 1, 2018, using the modified retrospective method. Revenues for the year ended December 31, 2018 were presented under ASC 606, and revenues for the years ended December 31, 2017 and 2016 were not adjusted and continue to be presented under ASC Topic 605, Revenue Recognition. The cumulative effect of adopting ASC 606 resulted in an increase of RMB11,892 (US$1,730) to the opening balance of retained earnings at January 1, 2018, which is primarily related to the Group’s online advertising services.

The Group generates its revenues primarily through utility products and related services, mobile entertainment and others. The Group recognizes revenue when it has approval and commitment from the customer, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable.

Starting from January 1, 2018, value added taxes (“VAT”) was reclassified from cost of revenue to net against revenues in accordance with ASC 606. Other than the presentation of VAT, the impact from adopting ASC 606 was not material to the Group’s consolidated financial statements as of and for the year ended December 31, 2018.

The following table presents the Company’s revenues disaggregated by revenue source (prior period amounts have not been adjusted under the modified retrospective method as noted above):

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Revenues:
Utility products and related services	3,870,995	3,439,563	3,119,483	453,711
Mobile entertainment
Mobile game business	494,955	624,013	925,003	134,536
Content-driven products	198,240	872,430	853,864	124,189
Others	460	38,751	83,355	12,123

Total consolidated revenues	4,564,650	4,974,757	4,981,705	724,559

(1) Utility products and related services

Online advertising

Online advertising revenue is primarily derived from displaying advertising customer’s advertisements on the Group’s online platforms including duba.com and other websites, browsers, PC and mobile applications, and to a lesser extent, on third-party advertising publishers’ websites or mobile applications. The Group has three general pricing models for its advertising products: cost over a time period, cost for performance basis and cost per impression basis. For advertising contracts over a time period, the Group generally recognizes revenue ratably over time, because the customer simultaneously receives and consumes the benefits as the Group performs throughout a fixed contract term. For contracts that are charged on the cost for performance basis, the Group charges an agreed-upon fee to its customers determined based on the effectiveness of advertising links, which is typically measured by clicks, transactions, installations, user registrations, and other actions originating from the Group’s online platforms. Revenue is recognized at a point in time when there is an effective click, transaction, installations, user registrations, and other actions originating from the Group’s online platforms. For

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

contracts that are charged on the cost per impression basis, the Group recognizes the revenue at a point in time when the impressions are delivered. For online advertising services arrangement involving third-party advertising publishers’ websites or mobile publications, the Group recognizes gross revenue the amount of fees received or receivable from customers as the Group has control over the advertising services rather than to arrange for the advertising services to be provided by third parties on their internet properties. Revenue for online advertising services is recognized at a point in time when all the revenue recognition criteria are met. Payments made to the third-party advertising publishers or content providers are included in cost of revenues.

Advertising agency services

The Group provides advertising agency services by arranging advertisers to purchase various advertisement products from certain online networks, primarily Facebook. The Group receives from the online network performance-based commissions, which are determined based on a pre-specified percentage of the payment by the advertisers for the online network’s various advertisement products. The Group acts as an agent to arrange for the advertising services to be provided by third parties on their internet properties. Revenue from advertising agency services is recognized on a net basis at a point in time when the advertisement products are delivered by the online networks. The revenue is estimated by the Group based on the real-time advertising performance results provided by the online networks and the commission rates pre-determined in contracts signed with relevant online networks. There was no significant difference between the Group’s estimates and the subsequent periodic invoices provided by the online network for all the periods presented.

Internet security services

The Group markets and distributes its off-the-shelf anti-virus security solutions to enterprise and individual users, which can be downloaded online and available for the users for a period of time as specified in the contract. Fees charged in relation to the anti-virus security solutions are recognized as revenue over time because the customer simultaneously receives and consumes the benefits as the Group performs throughout a fixed contract term.

Other utility products related services

Other utility products related services primarily comprise of the sale of office application software. Revenues for term-based licenses are recognized ratably over time. Revenue for perpetual license is recognized at a point in time when control transfers to the customer, which generally occurs when products are made available to customers.

(2) Mobile entertainment

Mobile games

The Group develop several popular mobile games and operates some games exclusively licensed from third-party developers, which attracted a massive user base and provide ample advertising revenue opportunities. Similar with monetization method for the mobile utility products, the Group derive advertising revenues by displaying advertisements on mobile games. Advertisers purchase advertising services directly from the Group or through third-party partnering mobile advertising platforms. Revenue is recognized at a point in time when an advertisement is displayed to users, while impressions are considered delivered.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

The mobile games also allow players to play for free and the Group generates revenue from game players’ purchase of in-game virtual currency for in-game virtual items to enhance their game-playing experience. The Group acts as the principal in the mobile game arrangements under which the Group has control over the fulfillment of the game operation. Accordingly, the Group records revenues from mobile games on a gross basis and recognizes revenues ratably over the estimated average paying players’ life of each game.

Commission fees paid to distribution platforms and payment channels and the fees shared by the third-party game developers are recorded as cost of revenues.

Online live broadcast services

The Group creates and offers virtual items to be used by users on mobile live broadcast application “LiveMe”, which is operated and maintained by the Group. All “LiveMe” live video shows are available free of charge and fans can purchase virtual items on the platform with virtual currencies to support their favorite performers. The Group recognizes revenue from LiveMe on a gross basis as it has control over the fulfillment of providing mobile live broadcasts on the LiveMe platform, and records payments to the performers and third-party payment platforms as cost of revenues. When virtual currencies are converted into virtual items which are consumed simultaneously, performers receive a certain number of virtual diamonds as a result. When performers receive virtual diamonds, they have a choice to either cash out the virtual diamonds or convert them into virtual currencies and continue to consume the virtual currencies on the platform. Since the performers can convert the virtual items into cash and recharge into their account (if they do) or directly convert into virtual currencies, the Group believes that the conversion into virtual currencies is analogous to recharge by cash and revenue should be recognized when virtual currencies converted from virtual items are consumed. Proceeds received from users for the sales of virtual currencies are recorded as contract liability, representing prepayments received from users in the form of the Group’s virtual currency not yet converted into virtual items. Revenue recognized is based on the weighted average unit price of virtual currencies and the quantities of virtual currencies converted into virtual items. The weighted average unit price of virtual currencies is calculated on a monthly basis as the sum of the contract liability at the beginning of the month, proceeds received during the month and the cash value of the virtual diamonds converted into virtual currencies divided by the sum of the virtual currencies balance at the beginning of the month plus the quantity of virtual currencies generated during the month.

(3) Others

Other revenue primary comprises of the sale of AI hardware products and air purifier products. The Group recognize revenue at a point in time for the sale of AI hardware and air purifiers when the products are transferred to customers.

(4) Other revenue recognition related policies

For arrangements that include multiple performance obligations, the Group would evaluate all the performance obligations in the arrangement to determine whether each performance obligation is distinct. Consideration is allocated to each performance obligation based on its standalone selling price. If a promised good or service does not meet the criteria to be considered distinct, it is combined with other promised goods or services until a distinct bundle of goods or services exists.

The Group provides sales incentives to customers which entitle them to receive reductions in the price. The Group accounts for these incentives granted to customers as variable consideration and records it as reduction of revenue. The amount of variable consideration is measured based on the most likely amount of incentives to be

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

provided to customers. The Group believes that there will not be significant changes to its estimate of variable consideration.

Deferred revenue

The Group recognize a contract liability in the consolidated balance sheet for the contracts where we received the payments but have not satisfied the related performance obligation. Contract liabilities were mainly related to fees for value-added services to be provided over a period of time and purchase of virtual currencies from players in mobile game and user on mobile live broadcast application, which were presented as deferred revenue on the consolidated balance sheets. Deferred revenue also includes government subsidies not recognized in the consolidated statements of comprehensive income due to required conditions not being met.

Cost of revenues

Cost of revenues primarily consists of traffic acquisition cost, bandwidth costs and cloud service costs, content and channel costs associated with online live broadcast services and content-driven products, royalty fees, salaries and benefits, share-based compensation expenses, depreciation of equipment, amortization of licenses and other intangible assets and cost of products sold.

Selling and marketing expenses

Selling and marketing expenses consist primarily of advertising and promotional expenses, staff costs, share-based compensation expenses and other related incidental expenses that are incurred directly to attract or retain users and customers for the Group’s websites, applications, software and online platforms. Advertising and promotional expenses are expensed when incurred. For the years ended December 31, 2016, 2017 and 2018, advertising and promotional expenses were RMB1,328,910, RMB1,380,913 and RMB1,646,378 (US$239,456), respectively.

Research and development expenses

Research and development consist primarily of employee costs and rental expenses related to personnel involved in the development and enhancement of the Group’s service offerings on its websites and mobile applications and amortization of intangible assets used in research and development. The Group expensed these costs as incurred, unless such costs qualify for capitalization as software development costs, including (i) preliminary project is completed, (ii) management has committed to funding the project and it is probable that the project will be completed and the software will be used to perform the function intended, and (iii) they result in significant additional functionality in the Group’s products. For the years ended December 31, 2016, 2017 and 2018, capitalized software development costs were RMB2,505, RMB722 and nil, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

The Group applies ASC 740, Accounting for Income Taxes, to account for uncertainty in income taxes. ASC 740 prescribes a recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group has recorded unrecognized tax benefits in the other non-current liabilities in the accompanying consolidated balance sheets. The Group has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of “income tax benefits (expenses)”, in the consolidated statements of comprehensive income.

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

The Group has elected to recognize share-based compensation using the accelerated method, for all share-based awards granted with graded vesting based on service conditions. The Group, with the assistance of an independent third-party valuation firm, determined the fair value of share-based awards granted to employees. Determining the fair value of share-based awards of the Group required complex and subjective judgments regarding its projected financial and operating results, its unique business risks, the liquidity of its ordinary shares and its operating history and prospects at the time the grants were made.

(Losses) earnings per share

(Losses) earnings per share are calculated in accordance with ASC 260-10, Earnings per Share: Overall. Basic (losses) earnings per share are computed by dividing net (loss) income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net (loss) income, accretion of the redeemable noncontrolling interests and dilution effect arising from share-based awards issued by subsidiaries are allocated to ordinary shares based on their participating rights in the undistributed earnings as if all the (losses) earnings for the reporting period had been distributed.

Diluted (losses) earnings per share is calculated by dividing net (loss) income attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the vesting of restricted shares and the exercising of restricted shares with an option feature using the treasury stock method. The computation of the dilutive (losses) earnings per share of Class A ordinary share assumes the conversion of Class B ordinary shares.

Contingencies

The Group records accruals for certain of its outstanding legal proceedings or claims when it is probable that a liability will be incurred, and the amount of loss can be reasonably estimated. The Group evaluates the developments in legal proceedings or claims that could affect the amount of any accrual, as well as any developments that would make a loss contingency both probable and reasonably estimable. The Group discloses the amount of the accrual if it is material.

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (the “CODM”), which is the chief executive officer. The Group historically had one single operating and reportable segment and starting from March 31, 2017, the Company reorganized its operation into three segments as set out in Note 12.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Concentration of risks

Concentration of credit risk

Financial instruments that are potentially subject to credit risk consist of cash and cash equivalents, restricted cash, short-term investments, available-for-sale debt security, accounts receivable and other receivables. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk. As of December 31, 2018, the Group has RMB 3,854,034 (US$560,546) in cash and cash equivalents, restricted cash, short-term investments and available-for-sale debt security, 22.3% and 77.7% of which are held by financial institutions in the PRC and international financial institutions outside of the PRC, respectively. Deposits held with financial institutions were not protected by statutory or commercial insurance. In the event of bankruptcy of one of these financial institutions, the Group may be unlikely to claim its deposits back in full. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

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

Accounts receivable and other receivables are both typically unsecured and are derived from revenue earned from customers or cash receivables on behalf of publishers. The risk is mitigated by credit evaluations the Group performs on its ongoing credit evaluations of its customers’ financial conditions and ongoing monitoring process of outstanding balances. The Group maintains reserves for estimated credit losses and these losses have generally been within expectations.

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

For the year ended December 31, 2016, approximately 20%, 12% and 6% of the Group’s total revenue were derived from Facebook, Baidu and Google, respectively. For the year ended December 31, 2017, approximately 15%, 11% and 11% of the Group’s total revenue were derived from Google, Facebook and Baidu, respectively. For the year ended December 31, 2018, approximately 14%, 12% and 6% of the Group’s total revenue were derived from Google, Baidu and Facebook, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

Foreign currency exchange rate risk

While the Group’s reporting currency is RMB, to date the majority of the Group’s revenues and costs are generated and denominated in US$, and a significant portion of the Group’s assets and liabilities are denominated in US$. As a result, the Group is exposed to foreign exchange risk as its revenues and results of operations may be affected by fluctuations in the exchange rate between U.S. dollar and RMB. If the US$ depreciates against the RMB, the value of the Group’s US$ revenues and assets as expressed in the RMB financial statements will decline. On June 19, 2010, the People’s Bank of China announced the end of the RMB’s de facto peg to US$, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB exchange rate flexibility. On April 16, 2012, the People’s Bank of China announced a policy to expand the maximum daily floating range of RMB trading prices against the U.S. dollar in the inter-bank spot foreign exchange market from 0.5% to 1.0%. On March 17, 2014, the People’s Bank of China announced a policy to further expand the maximum daily floating range of RMB trading prices against the U.S. dollar in the inter-bank spot foreign exchange market to 2.0%. The depreciation of the RMB against US$ was 6.2% during the years ended December 31, 2016, the appreciation of the RMB against US$ was approximately 6.3% during the years ended December 31, 2017 and the depreciation of the RMB against US$ was 5.7% during the years ended December 31, 2018. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

Recently issued accounting pronouncements

In February 2016, the Financial Accounting Standards Boards (“FASB”) issued ASU No. 2016-02, Leases (“ASU 2016-02”). ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 is effective for public business entities for annual reporting periods and interim periods within those years beginning after December 15, 2018. The Group will adopt ASU 2016-02 on January 1, 2019 using the modified retrospective method and will not restate comparable periods. The Group will elect the package of practical expedients permitted under the transition guidance, which allow the Group to carry forward the historical lease

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

classification, the assessment whether a contract is or contains a lease and initial direct costs for any leases that exist prior to adoption of the new standard. The Group will also elect the practical expedient not to separate lease and non-lease components for certain classes of underlying assets and the short-term lease exemption for contracts with lease terms of 12 months or less. Certain operating leases related to offices, employees’ accommodations and bandwidth facilities will be subject to ASU 2016-02 and right-of-use assets and lease liabilities will be recognized on the Group’s consolidated balance sheet. The Group currently believes the most significant change will be related to the recognition of right-of-use assets and lease liabilities on the Group’s balance sheet for certain in-scope operating leases. The Group does not expect any material impact on net assets and the consolidated statement of comprehensive income as a result of adopting the new standard.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”) which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU2016-13 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019. The Group is currently in the process of evaluating the impact of the adoption of ASU 2016-13 on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Simplifying the Test for Goodwill Impairment (“ASU 2017-04”). The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The guidance should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In June 2018, the FASB issued ASU No. 2018-07, Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting to simplify the accounting for share-based payments to nonemployees (“ASU 2018-07”) by aligning it with the accounting for share-based payments to employees, with certain exceptions. Under the guidance, the measurement of equity-classified nonemployee awards will be fixed at the grant date, which may lower their cost and reduce volatility in the income statement. The guidance is effective for public business entities in annual periods beginning after December 15, 2018, and interim periods within those years. Early adoption is permitted, including in an interim period. The ASU 2018-07 will impact the accounting of the share-based awards granted to non-employees and the Group does not expect any material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”) which eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the guidance, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Group does not expect any material impact on its consolidated financial statements.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

3.	BUSINESS COMBINATIONS AND DECONSOLIDATIONS

Deconsolidation in 2018

On August 1, 2014, the Group acquired approximately 51.9% equity interests in Hong Kong Youloft Technology Limited (“Youloft HK”) which engages in development of mobile applications, from a shareholder of Youloft HK, for a total consideration of RMB87,655 in cash. On October 8, 2018, the Group entered into an agreement to dispose 24.8% share of Youloft HK to a shareholder, for a cash consideration of RMB97,450 (US$14,174). Subsequent to the transaction and the dilution of a newly established share award scheme of Youloft HK, the Group owned 21.9% equity interests of Youloft HK on a fully diluted basis. The Group considered lost control over Youloft HK and as the remaining equity interests are not qualified as in substance common stock, the interests were accounted at fair value using the alternative method. The Group recognized a total gain of RMB176,442 (US$25,662) from the transaction in “Other income, net” in the consolidated statements of comprehensive income for the year ended December 31, 2018. The deconsolidation of Youloft HK did not meet the definition of a discontinued operation in accordance with ASC subtopic 205-20 (“ASC 205-20”), Presentation of Financial Statements – Discontinued Operations, as the disposal of Youloft HK did not represent a shift in the Group’s strategy that has (or will have) a major effect on an entity’s operations and financial results.

Business combinations in 2017

In August 2017, the Group completed a business combination, which the Company expected to enhance the Group’s expertise in hardware services. The total purchase consideration was RMB41,522. The acquired entities were considered insignificant. The results of the acquired entity’s operations have been included in the Group’s consolidated financial statements.

Business combinations in 2016

In 2016, the Group acquired additional 4.6% ordinary shares of Kingsoft Japan and Kingsoft delegated the voting right of 5.0% of the total shares of Kingsoft Japan to the Company. Upon completion of this transaction, the Group held 46.1% equity interests and 51.1% voting right of Kingsoft Japan. As the Company and Kingsoft Japan were under common control by Kingsoft, this acquisition was accounted for as business combination under common control. The results of Kingsoft Japan have been included in the Group’s consolidated financial statements retrospectively throughout the periods presented at historical carrying values.

On June 8, 2016, the Group acquired 100% equity interest of News Republic, a global mobile news company, and its wholly-owned subsidiaries for a total consideration of RMB364,481. The results of News Republic have been included in the Group’s consolidated financial statements since June 2016.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

The table below summarized the estimated fair values of the assets acquired and liabilities assumed from News Republic as of the acquisition date:

RMB
Cash and cash equivalents	21,857
Other current assets	8,450
Total non-current assets	388,758
Total current liabilities	(24,749)
Total non-current liabilities	(29,835)

Total fair value of purchase price consideration	364,481

On December 5, 2017, the Group entered into an agreement with Bytedance Ltd. (“Bytedance”) a third-party mobile technique provider to dispose 100% share of News Republic for a total consideration of RMB566,044 among which RMB329,710 was in the form of equity interests in Bytedance. The Group recognized a total gain of RMB232,673 from the transaction in “Other income, net” in the consolidated statements of comprehensive income for the year ended December 31, 2017. The deconsolidation of News Republic did not meet the definition of a discontinued operation in accordance with ASC subtopic 205-20 (“ASC 205-20”), Presentation of Financial Statements — Discontinued Operations, as the disposal of News Republic did not represent a shift in the Group’s strategy that has (or will have) a major effect on an entity’s operations and financial results.

4.	INVESTMENTS

(a) Short-term investments

As of December 31, 2017, and 2018, short-term investments included time deposits, constructive notes in commercial banks and convertible loan of RMB1,395,694 and RMB930,610 (US$135,352), respectively.

For the years ended December 31, 2016, 2017 and 2018, interest income from its short-term investments of RMB6,563, RMB16,929 and RMB38,368 (US$5,580), respectively, was recognized in the consolidated statements of comprehensive income.

No impairment of short-term investment was recognized for the years ended December 31, 2016, 2017 and 2018.

(b) Long-term investments

Equity investments accounted for at fair value using the alternative measurement

Equity investments at fair value without readily determinable fair value were accounted as cost method investments prior to adopting ASC 321. As of December 31, 2017, the carrying amount of the Group’s cost method investments was RMB1,002,539. In accordance with ASC 321, the Group elected to use the measurement alternative to measure such investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. As of December 31, 2018, the carrying amount of the Group’s equity investments accounted for at

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

fair value using the alternative measurement was RMB1,564,062 (US$227,484), net of RMB432,504 (US$62,905) in accumulated impairment. During the year ended December 31, 2018, certain equity investments were remeasured based on observable price changes in orderly transactions for an identical or similar investment of the same issuer, the aggregate carrying amount of these investments was RMB556,537 (US$80,945) as of December 31, 2018.

Total unrealized and realized gains and losses of equity securities without readily determinable fair values in 2018 were as follows:

	For the year ended December 31, 2018
	RMB	US$
Gross unrealized gains (upward adjustments)	357,372	51,978
Gross unrealized losses (impairment)	(94,895)	(13,802)

Net unrealized gains and losses on equity securities held	262,477	38,176
Net realized gains on equity securities sold	319,711	46,500

Total net gains recognized in impairment of investments and other income, net	582,188	84,676

In 2018, the Group : i) acquired additional preferred share of Beijing OrionStar Technology Co., Ltd. (“Beijing OrionStar”), through the exercise of part of the two-year warrant at a cash consideration of RMB203,216 (US$29,557). Subsequent to the transaction, the Group owned 41.5% equity interest not qualified as in-substance common stock of Beijing OrionStar. ii) in November, 2018, disposed certain portion of equity ownership of Bytedance and recognized disposal gain of US$43,289 (equivalent to RMB300,211) and a fair value gain of US$43,289 (equivalent to RMB300,211) for the remaining portion of equity ownership in “other income, net”, as the disposal was considered to be a similar transaction. iii) owned 21.9% equity interest not qualified as in-substance common stock of Youloft HK after deconsolidation (Note 3), the fair value of the remaining share interest is US$13,553 (equivalent to RMB93,458). iv) acquired other equity interests in 14 internet companies for total consideration of RMB208,192 (US$30,280).

In 2017, the Group acquired: i) a small minority equity interest of Bytedance at a consideration of RMB329,710, ii) preferred shares representing 29.6% equity interest of Beijing OrionStar and a two-year warrant at a cash consideration of RMB264,768 and iii) other equity interests in 8 internet companies for total cash consideration of RMB65,130.

In 2016, the Group acquired: i) 2.8% additional equity interest of a third-party mobile application developer at a cash consideration of RMB130,432, ii) 4.6% equity interest of a third-party mobile technique provider at a consideration of RMB80,000 and iii) other equity interests in 12 internet companies for total consideration of RMB94,133.

The Group received dividends form investees of RMB123, RMB58,741 and nil in the consolidated statements of comprehensive income for the years ended December 31, 2016, 2017 and 2018, respectively. Disposal gain of cost method investments amounting to RMB721 and RMB947,069 was recognized in “Other income, net” in the consolidated statements of comprehensive income for the years ended December 31, 2016 and 2017, respectively.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Equity method investments

Equity method investments represents equity investments in common stock or in-substance-common stock over which the Group have significant influences and equity interest in limited partnerships in which the Group holds a three percent or greater interest. The carrying amount of the Company’s equity method investments was RMB149,969 and RMB151,533 (US$22,040) as of December 31, 2017 and 2018, respectively.

In 2018, the Group acquired equity method investments with aggregate consideration of RMB5,721 (US$832).

In 2017, the Group acquired: i) equity interests in Ziniu Fund, L.P. with a cash consideration of RMB40,000; ii) other equity method investments with aggregate consideration of RMB14,516.

In 2016, the Group acquired equity method investments with aggregate consideration of RMB3,277.

None of equity method investments was considered individually material for the years ended December 31, 2016, 2017 and 2018. The Group summarized the unaudited condensed financial information of the Group’s equity investments as a group below in accordance with Rule 4-08 of Regulation S-X:

	As of December 31,
	2017	2018
	RMB	RMB	US$
Balance sheet data:
Current assets	212,333	166,559	24,225
Non-current assets	348,656	608,712	88,533
Current liabilities	90,909	5,262	765
Non-current liabilities	2,437	4,320	628

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Operating data:
Revenues	94,343	53,175	24,073	3,501
Gross profit	65,097	43,947	12,830	1,866
Operating (loss) income	(50,475)	(2,372)	29,066	4,227
Net (loss) income	(40,192)	5,849	25,301	3,680

The Group recorded a loss of RMB11,363, a gain of RMB495, and a loss of RMB384 (US$56) from equity method investments for the years ended December 31, 2016, 2017 and 2018, respectively. The Group also recognized impairment losses of RMB11,453, nil and RMB31 (US$5) for equity method investments in the consolidated statements of comprehensive income for the years ended December 31, 2016, 2017 and 2018, respectively. The Group recognized disposal gain of RMB30,625, nil and nil and deemed disposal gain of nil, RMB6,276 and nil for the years ended December 31, 2016, 2017 and 2018, respectively.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Available-for-sale debt securities

Long-term available-for-sale debt securities primarily represent investments in a structured note and convertible loan. As of December 31, 2017, and 2018, long-term available-for-sale debt securities were of RMB182 and RMB133,448 (US$19,409), respectively.

For the years ended December 31, 2016, 2017 and 2018, the Group recognized an impairment loss on the long-term available-for-sale debt securities of nil, RMB6,594 and nil in the consolidated statements of comprehensive income.

For the years ended December 31, 2016, 2017 and 2018, the Group recognized fair value loss on the long-term available-for-sale debt securities of nil, nil and RMB3,732 (US$543) in the consolidated statements of accumulated other comprehensive income.

5.	ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2017	2018
	RMB	RMB	US$
Accounts receivable	693,387	739,252	107,520
Allowance for doubtful accounts	(72,115)	(83,991)	(12,216)

	621,272	655,261	95,304

As of December 31, 2017, and 2018, all accounts receivable was due from third-party customers. Provision for doubtful accounts for the years ended December 31, 2016, 2017 and 2018 were RMB42,533, RMB11,688 and RMB11,222 (US$1,632), respectively.

6.	PREPAYMENTS AND OTHER ASSETS

	As of December 31,
	2017	2018
	RMB	RMB	US$
Other receivables from advertisers	391,041	571,900	83,178
Receivable from third-party payment platform	65,765	121,285	17,640
Advances to suppliers	15,330	73,554	10,698
VAT prepayments	159,199	69,689	10,136
Receivable from equity transferees	167,185	61,345	8,922
Convertible loan to third parties (i)	22,000	40,428	5,880
Prepaid expenses	22,484	32,617	4,744
Inventory	26,761	12,212	1,776
Others	48,478	81,684	11,879

Total	918,243	1,064,714	154,853

(i)

Between 2017 and 2018, the Group made a convertible loan of RMB66,000 (US$9,599) to a third-party retail company. The conversion features and the put option were considered as embedded derivatives that do

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

not meet the criteria to be bifurcated and were accounted for together with the loan receivable. In accordance with ASC 810, Consolidation, the third-party retail company is a variable interest entity, as it does not have sufficient equity at risk to fully fund the construction of all assets required for principal operations. As of December 31, 2018, RMB58,000 (US$8,436) of the convertible loan has been impaired and the Group’s maximum exposure to loss as a result of the impairment was RMB8,000 (US$1,163), which also equals to the carrying amount of the convertible loan to a third party. The Group is not considered as the primary beneficiary, as it does not have power to direct the activities of the third-party retail company that most significantly impact its economic performance.

Provision for doubtful accounts for the years ended December 31, 2016, 2017 and 2018 were RMB4,337, RMB1,299 and RMB6,292 (US$916), respectively.

7.	PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2017	2018
	RMB	RMB	US$
Electronic equipment	129,403	114,332	16,630
Leasehold improvements	62,216	65,084	9,466
Office equipment and fixtures	26,495	27,378	3,982
Motor vehicles	4,472	4,065	591
Construction in progress	2,466	24	3
Less: Accumulated depreciation	(135,915)	(146,964)	(21,375)

Property and equipment, net	89,137	63,919	9,297

Depreciation expense of property and equipment for the years ended December 31, 2016, 2017 and 2018 were RMB46,455, RMB45,156 and RMB40,244 (US$5,853), respectively.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

8.	INTANGIBLE ASSETS, NET

Intangible assets and the related accumulated amortization were summarized as follows:

	As of December 31, 2017
	Gross carrying value	Accumulated amortization	Accumulated impairment	Net carrying value
	RMB	RMB	RMB	RMB
Indefinite-lived:
Trade name and domain names	2,161	—	(2,161)	—
Finite-lived:
Technology	228,374	(172,976)	—	55,398
Online game licenses	66,992	(28,496)	(34,608)	3,888
Customer relationship	46,627	(39,204)	(2,654)	4,769
User base	74,871	(74,871)	—	—
Trademarks	20,533	(14,854)	(1,198)	4,481
Domain names	4,247	(2,567)	—	1,680
Non-compete agreements	1,610	(1,610)	—	—
Platform	71,885	(39,532)	(32,344)	9

	517,300	(374,110)	(72,965)	70,225

	As of December 31, 2018
	Gross carrying value	Accumulated amortization	Accumulated impairment	Net carrying value
	RMB	RMB	RMB	RMB	US$
Finite-lived:
Technology	126,404	(115,358)	—	11,046	1,606
Online game licenses	184,216	(109,230)	(42,730)	32,256	4,694
Customer relationship	48,623	(45,835)	(2,788)	—	—
User base	47,717	(47,717)	—	—	—
Trademarks	21,265	(16,152)	(1,258)	3,855	560
Domain names	4,390	(3,136)	—	1,254	182
Non-compete agreements	1,610	(1,610)	—	—	—
Platform	75,505	(41,522)	(33,973)	10	1

	509,730	(380,560)	(80,749)	48,421	7,043

The Group recognized impairment loss on intangible assets of RMB2,889, RMB38,862 and RMB12,767 (US$1,857) for the years ended December 31, 2016, 2017 and 2018, respectively.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Amortization expense of intangible assets for the years ended December 31, 2016, 2017 and 2018 were RMB116,903, RMB91,145 and RMB39,863 (US$5,798), respectively. Estimated amortization expense relating to the existing intangible assets with finite lives for each of next five years and thereafter is as follows:

	Years ending December 31,
	RMB	US$
2019	16,703	2,429
2020	16,655	2,422
2021	4,635	674
2022	4,087	594
2023	1,354	197
Thereafter	4,987	727

9.	GOODWILL

The changes in the carrying amount of goodwill were as follows:

RMB
Balance as of December 31, 2016	943,922
Foreign exchange effect	(4,206)

Balance as of March 31, 2017	939,716

	Utility Products and Related Services	Mobile Entertainment	Others	Total
	RMB	RMB	RMB	RMB
Balance as of March 31, 2017	541,543	398,173	—	939,716
Goodwill acquired in business combinations	—	—	12,928	12,928
Deconsolidation of a subsidiary	—	(278,131)	—	(278,131)
Foreign exchange effect	(22,958)	(17,398)	—	(40,356)

Balance as of December 31, 2017	518,585	102,644	12,928	634,157
Deconsolidation of subsidiaries	(38,579)	—	(2,566)	(41,145)
Foreign exchange effect	20,724	4,101	—	24,825

Balance as of December 31, 2018	500,730	106,745	10,362	617,837

Balance as of December 31, 2018 in US$	72,828	15,526	1,507	89,861

10.	BANK LOANS

Between 2010 and 2017, the Group entered into several revolving loan facility agreements and unsecured loan agreements with certain financial institutions, pursuant to which the Group is entitled to borrow US$ or Euro denominated loan. As of December 31, 2017, the outstanding amount of loans was equivalent to RMB336,304. The Group has fully repaid the loans as of December 31, 2018.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

11.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2017	2018
	RMB	RMB	US$
Payable to online advertising platforms as agency	490,981	523,765	76,178
Accrued advertising, marketing and promotional expenses	231,330	288,290	41,930
Salary and welfare payable	208,116	210,483	30,613
Accrued operating expenses	200,387	193,648	28,165
Deferred revenue	123,324	138,227	20,104
Other taxes payable	33,159	35,120	5,108
Accrued bandwidth and cloud service costs	56,660	20,960	3,051
Payable for purchase of property, equipment and intangible assets	30,530	8,725	1,269
Deferred government subsidies	10,980	7,580	1,102
Advances from disposal of investments	19,200	—	—
Others	127,822	87,844	12,776

Total	1,532,489	1,514,642	220,296

12.	SEGMENT INFORMATION

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

The following tables present the summary of each segment’s revenue, operating (loss) income which is considered as a segment operating performance measure, for the years ended December 31, 2016, 2017 and 2018:

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Revenues:
Utility Products and Related Services	3,870,995	3,439,563	3,119,483	453,711
Mobile Entertainment	693,195	1,496,443	1,778,867	258,725
Others	460	38,751	83,355	12,123

Total consolidated revenues	4,564,650	4,974,757	4,981,705	724,559

Operating income (loss):
Utility Products and Related Services	843,518	979,447	1,034,968	150,530
Mobile Entertainment	(531,989)	(417,350)	(312,515)	(45,453)
Others	(17,828)	(41,901)	(170,113)	(24,742)

	293,701	520,196	552,340	80,335
Unallocated expenses(i)	(306,149)	(73,316)	(85,118)	(12,380)

Total consolidated operating (loss) income	(12,448)	446,880	467,222	67,955

(i)	Unallocated items include share-based compensation which are not allocated to segments.

13.	GEOGRAPHICAL INFORMATION

The following tables set forth revenues and property and equipment, net by geographic area:

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Revenues:
PRC	1,817,874	1,639,248	1,971,113	286,687
Non-PRC(i)	2,746,776	3,335,509	3,010,592	437,872
United States	977,257	2,071,646	1,731,490	251,835
Ireland(ii)	911,154	553,028	309,215	44,973
Rest of the world(iii)	858,365	710,835	969,887	141,064

	As of December 31,
	2017	2018
	RMB	RMB	US$
Property and equipment, net:
PRC	83,628	59,745	8,690
Non-PRC	5,509	4,174	607

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

(i)

Non-PRC revenue refers to revenues generated by the Group’s operating legal entities incorporated outside China. Such revenues are primarily attributable to customers located outside China based on customers’ registered addresses.

(ii)

Revenues from Ireland were primarily derived from online advertising service from Facebook, which is incorporated in Ireland but operates primarily in the United States, representing 6% of the Group’s total revenue for the year ended December 31, 2018.

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

The United States

Cheetah Mobile America and MobPartner Inc. are incorporated in the United States and are subject to 21% federal income tax in United States and 8.84% state income tax in California. On December 22, 2017, President Trump signed into law H.R. 1 (introduced as the Tax Cuts and Jobs Act) (the “New U.S. Tax Law”). The corporate income tax is permanently reduced from 35% to 21% in the New U.S. Tax Law, which took effect from January 1, 2018.

Hong Kong

Cheetah Technology, HK Zoom, Cheetah Information, Hong Kong LiveMe and Cheetah Mobile Hong Kong are incorporated in Hong Kong and are subject to Hong Kong profits tax rate of 16.5%.

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

Japan

Kingsoft Japan is incorporated in Japan with paid-in capital in excess of JPY100 million and is subject to a national corporate income tax rate of 23.4% and 23.2% since April 1, 2016 and April 1, 2018. The subsidiary of

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Kingsoft Japan with paid-in capital of no more than JPY100 million is taxed at a tax rate of 15% on first JPY8 million and at 23.2% on the portion over JPY8 million from April 1, 2018. Local income taxes, which are local inhabitant tax and enterprise tax, are also imposed on corporate income.

France

MobPartner is incorporated in France and are subject to French corporate tax rate of 33.33%.

Taiwan

Taiwan Cheetah is incorporated in Taiwan and is subject to corporate tax rate of 20%, with effect from January 1, 2018.

PRC

The Company’s subsidiaries in the PRC and the VIEs are subject to the statutory rate of 25%, unless otherwise specified, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008.

Zhuhai Juntian, Beijing Security, Beijing Mobile, Beijing Network, Conew Network, Lewo Wuxian, Moxiu Technology and Beijing Kingsoft Cheetah Technology Co., Ltd being qualified as High New Technology Enterprise (“HNTE”) are entitled to the preferential income tax rate of 15% for three years.

Pursuant to CaiShui [2008] No.1, qualified new software development enterprises are each entitled to a tax holiday of two-year full EIT exemption followed by three-year 50% EIT reduction (“2+3 tax holiday”) starting from their respective first profit-making year. Guangzhou Cheetah Network Technology Co., Ltd. being qualified as new software development enterprises, started its 2+3 tax holidays from 2017.

Without the tax holidays, the Group’s income tax expenses would have increased by RMB31,470, RMB67,934 and RMB58,121 (US$8,453) for the years ended December 31, 2016, 2017 and 2018, respectively. The impacts of the tax holidays and preferential tax rates on the basic (losses) earnings per share were an increase of RMB0.0227, RMB0.0487 and RMB0.0414 (US$0.0060) for the years ended December 31, 2016, 2017 and 2018, respectively.

Under the EIT Law, dividends paid by PRC enterprises out of profits earned post-2007 to non-PRC tax resident investors are subject to PRC dividend withholding tax of 10%. A lower withholding tax rate may be applied based on applicable tax treaties with certain jurisdictions.

(Loss) Income before income taxes consists of:

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
PRC	(54,764)	242,820	142,077	20,664
Non-PRC	(14,132)	1,190,445	1,127,646	164,010

Total	(68,896)	1,433,265	1,269,723	184,674

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

The current and deferred portions of income tax (benefits) expenses included in the consolidated statements of comprehensive income are as follows:

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Current income tax expenses	41,243	82,908	108,935	15,844
Deferred income tax (benefits) expenses	(53,432)	(25,306)	8,065	1,173

Income tax (benefits) expenses for the year	(12,189)	57,602	117,000	17,017

A reconciliation of the differences between the statutory tax rate and the effective tax rate for enterprise income tax is as follows:

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
(Loss) Income before income tax	(68,896)	1,433,265	1,269,723	184,674
Income tax (benefit) expense computed at the PRC statutory tax rate of 25%	(17,224)	358,316	317,431	46,168
Effect of different tax rates in different jurisdictions	(18,988)	(119,565)	(192,671)	(28,023)
Effect of tax holiday and preferential tax rates	(20,969)	(80,671)	(61,434)	(8,935)
Research and development super-deduction	(54,081)	(50,223)	(90,521)	(13,166)
Non-taxable income(i)	(6,484)	(188,139)	(46,031)	(6,695)
Non-deductible expenses(ii)	81,569	71,039	22,561	3,282
Effect of change in tax rate	5,009	7,279	1,176	171
Outside basis difference on investment	(2,847)	9,808	41,386	6,019
Withholding tax and others	10,962	18,149	55,712	8,103
Changes in valuation allowance	10,864	31,609	69,391	10,093

Income tax (benefits) expenses	(12,189)	57,602	117,000	17,017

(i)	Non-taxable income mainly consists of gains on disposal of subsidiaries and long-term investments that are not subject to tax under the tax laws of different jurisdictions.
(ii)	Non-deductible expenses mainly consist of share-based compensation expenses, entertainments and other expenses that are not allowed to be deducted under the tax laws of different jurisdictions.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Deferred taxes were measured using the enacted tax rates for the periods in which the temporary differences are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax balances as of December 31, 2017 and 2018 are as follows:

	As of December 31,
	2017	2018
	RMB	RMB	US$
Deferred tax assets:
Tax loss carry forward	93,295	174,058	25,316
Equity investment loss	16,160	19,297	2,807
Provision for doubtful accounts	8,132	15,520	2,257
Intangible assets and accrued expenses	6,653	9,029	1,313
Deferred revenue	1,924	2,321	338
Government subsidies	1,647	615	89
Share-based compensation	1,056	151	22
Others	758	8,933	1,299
Less: valuation allowance	71,983	141,028	20,512

Deferred tax assets	57,642	88,896	12,929

Deferred tax liabilities:
Outside basis difference on investment	68,069	110,222	16,031
Long-lived assets arising from business acquisitions	5,324	69	10

Deferred tax liabilities	73,393	110,291	16,041

The Group operates through several subsidiaries, VIEs and subsidiary of VIEs and the valuation allowance is considered for each subsidiary, VIE and subsidiary of VIE on an individual basis. As of December 31, 2017, and 2018, the Group’s total deferred tax assets before valuation allowances were RMB129,625 and RMB229,924 (US$33,441) respectively. As of December 31, 2017 and 2018, the Group recorded valuation allowances of RMB71,983 and RMB141,028 (US$20,512), respectively, on its deferred tax assets that are sufficient to reduce the deferred tax assets to the amounts that are more-likely-than-not to be realized.

Undistributed earnings of certain of the Company’s PRC subsidiaries amounted to approximately RMB726,019 and RMB 820,099 (US$119,278) on December 31, 2017 and 2018, respectively. Those earnings are considered to be indefinitely reinvested; accordingly, no provision for PRC withholding tax has been provided thereon. Upon repatriation of those earnings in the form of dividends, the Group would be subject to PRC withholding tax at 10%. The PRC withholding tax rate could be reduced to 5% should the treaty benefit between Hong Kong and the PRC be applicable. As such, the amount of unrecognized deferred income tax liabilities is approximately ranging from RMB36,301 to RMB72,602 and RMB41,005 (US$5,964) to RMB82,010 (US$11,928) as of December 31, 2017 and 2018, respectively.

As of December 31, 2018, the Group had taxable losses of approximately RMB959,938 (US$139,617) deriving from entities in the PRC, Hong Kong, USA, Taiwan and Singapore, which can be carried forward per tax regulation to offset future net profit for income tax purposes. The PRC taxable loss will expire from 2019 to

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

2028; the Taiwan taxable loss will not expire until 2028, the Hong Kong, France, USA and Singapore taxable loss can be carried forward without an expiration date.

Unrecognized tax benefits

As of December 31, 2017 and 2018, the Group had unrecognized tax benefits of RMB63,252 and RMB76,208 (US$11,084), of which RMB29,629 and RMB35,455 (US$5,157), respectively, were deducted against the deferred tax assets on tax losses carry forward, and the remaining amounts of RMB33,623 and RMB40,753 (US$5,927), respectively were presented in the other non-current liabilities in the consolidated balance sheets. The Group’s unrecognized tax benefits for the years ended December 31, 2017 and 2018 were primarily related to the tax-deduction of share-based compensation expenses and other expenses. It is possible that the amount of unrecognized benefits will change in the next 12 months; however, an estimate of the range of the possible change cannot be made at this moment. As of December 31, 2017, and 2018, there are RMB33,623 and RMB40,753 (US$5,927) of unrecognized tax benefits that if recognized would impact the annual effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefit is as follows:

	2017	2018
	RMB	RMB	US$
Balance at January 1	61,557	63,252	9,200
Additions based on tax positions related to current year	3,004	12,956	1,884
Reversal based on tax positions related to prior years	(1,309)	—	—

Balance at December 31	63,252	76,208	11,084

The Group recognizes accrued interest related to unrecognized tax benefits in income tax expenses. For the years ended December 31, 2017 and 2018, the Group recognized approximately RMB5,226 and RMB6,540 (US$951) in interest. The Group had approximately RMB10,209 and RMB16,749 (US$2,436) accrued interest as of December 31, 2017 and 2018, respectively.

As of December 31, 2018, the tax years ended December 31, 2013 through 2018 for the Group’s subsidiaries in the PRC and the VIEs are generally subject to examination by the PRC tax authorities. The tax years ended December 31, 2014 through 2018 for the Group’s subsidiary in the Singapore is generally subject to examination by the Singapore tax authorities.

15.	RELATED PARTY TRANSACTIONS

a) Principal related parties

Name of related parties	Relationship with the Group
Tencent and its subsidiaries (“Tencent Group”)	Entities controlled by a shareholder of the Group
Kingsoft and its subsidiaries (“Kingsoft Group”)	Entities controlled by a shareholder of the Group
Beijing OrionStar	Entities controlled by a director of the Group
Shenzhen Feipai Technology Co., Ltd. (“Shenzhen Feipai”)	Entities influenced materially by the Group
Pixiu Inc. and its subsidiaries (“Pixiu Group”)	Entities influenced materially by the Group
Xiaomi and its subsidiaries (“Xiaomi Group”)(i)	Entities controlled by a former director of the Group
Matrix Partners China IV Hong Kong Limited (“Matrix Partners”)(ii)	Entities controlled by a former director of the Group

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

(i)

Xiaomi Group is controlled by Mr. Jun Lei, who was a former member of our Board of Directors until his resignation on March, 2018. Xiaomi Group was no longer a related party of the Group after Mr. Lei’s resignation.

(ii)

Matrix Partners is controlled by Mr. Ying Zhang, who was a former member of our Board of Directors until his resignation on December, 2017. Matrix Partners IV was no longer a related party of the Group after Mr. Zhang’s resignation.

b) In addition to the transactions detailed elsewhere in these financial statements, the Group had the following material related party transactions for the years ended December 31, 2016, 2017 and 2018:

			For the years ended December 31,
			2016	2017	2018
			RMB	RMB	RMB	US$
Services received from:	(i	)
Tencent Group			39,069	48,094	70,867	10,307
Kingsoft Group			61,374	45,173	19,532	2,841
Xiaomi Group			59,377	61,042	7,356	1,070
Services provided to:	(ii	)
Tencent Group			153,650	58,669	197,992	28,797
Beijing OrionStar			—	10,920	21,903	3,186
Loans and investments provided to:
Beijing OrionStar (Note 4)			—	264,768	203,216	29,557
Pixiu Group			—	—	33,620	4,890
Shenzhen Feipai			—	5,000	13,000	1,891
Capital injection received from:
Matrix Partners			—	151,419	—	—

(i)

The Group entered into agreements with Kingsoft Group, Xiaomi Group and Tencent Group, pursuant to which these entities provided services including corporate, technology support and leasing services to the Group.

(ii)	The Group entered into a series of agreements with Tencent Group and Beijing OrionStar to provide online marketing services and technical support services.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

c) The balances between the Group and its related parties as of December 31, 2017 and 2018 are listed below:

(1) Amount due from related parties

	As of December 31,
	2017	2018
	RMB	RMB	US$
Tencent Group	11,598	52,338	7,612
Pixiu Group	—	39,968	5,813
Beijing OrionStar	12,227	31,450	4,574
Kingsoft Group	16,227	10,570	1,537
Xiaomi Group	13,395	—	—
Other related parties (i)	5,821	13,803	2,009

Total	59,268	148,129	21,545

(2) Amount due to related parties

	As of December 31,
	2017	2018
	RMB	RMB	US$
Tencent Group	36,591	17,462	2,540
Kingsoft Group	16,146	11,937	1,736
Beijing OrionStar	2,761	4,732	688
Xiaomi Group	26,072	—	—
Other related parties	240	3,167	461

Total	81,810	37,298	5,425

All the balances with related parties as of December 31, 2017 and 2018 were unsecured and repayable on demand. Provision (reversal) for doubtful accounts for the years ended December 31, 2016, 2017 and 2018 were RMB8,282, RMB(7,312) and RMB105 (US$15), respectively.

(i)

Between 2017 and 2018, the Group made convertible loans of RMB5,000 and RMB13,000 (US$1,891) to a related-party. The conversion features and the put option were considered as embedded derivatives that do not meet the criteria to be bifurcated and were accounted for together with the loan receivable. In accordance with ASC 810, Consolidation, the related-party is a variable interest entity, as it does not have sufficient equity at risk to fully fund the construction of all assets required for principal operations. As of December 31, 2018, total amount of the convertible loans has been impaired. The Group is not considered as the primary beneficiary, as it does not have power to direct the activities of the related-party that most significantly impact its economic performance.

16.	SHARE-BASED COMPENSATION

2014 Restricted Shares Plan

On April 22 and April 24, 2014, the board of directors and the shareholders of the Company approved to adopt a restricted shares plan (the “2014 Restricted Shares Plan”), respectively. Under the 2014 Restricted Shares

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Plan, the Company is authorized to issue up to 122,545,665 Class A ordinary shares (excluding shares which have lapsed or have been forfeited) pursuant to the grant of restricted shares and restricted share units thereunder. Unless terminated earlier, the 2014 Restricted Shares Plan will terminate automatically in 2024. The share awards granted under 2014 Restricted Shares Plan had vesting terms of no longer than 5 years from the date of grant. Except for service conditions, there were no other vesting conditions for all the awards under 2014 Restricted Shares Plan. The following table summarizes the Company’s restricted shares with an option feature activity under the 2014 Restricted Shares Plan during the year ended December 31, 2018:

	Number of shares	Weighted Average Exercise Price (US$)	Weighted Average Grant Date Fair Value (US$)	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (US$)
Outstanding at January 1, 2018	29,825,089	0.33	1.22	6.31	26,064
Granted	14,009,660	0.08	1.00
Forfeited	(8,327,544)	0.32	1.12
Exercised	(4,854,900)	0.34	1.16

Outstanding at December 31, 2018	30,652,305	0.22	1.15	5.31	11,835

Vested and expected to vest at December 31, 2018	30,652,305

Exercisable as at December 31, 2018	5,183,915

Total intrinsic value of restricted shares with an option feature exercised for the year ended December 31, 2018 was RMB27,712 (US$4,031). The weighted-average grant-date fair value of options granted during the years 2017 and 2018 was US$0.78 and US$1.00, respectively.

The grant date fair value of each restricted share with an option feature is estimated on the date of grant using the binomial tree option pricing model with the following assumptions used for grants in 2018:

Year ended December 31, 2018
Fair value of ordinary share (US$)	0.85~1.29
Risk-free interest rates	3.49%~3.59%
Expected volatility range	55.5%~57.0%
Expected dividend yield	0%
Expected exercise multiple	2.20
Fair value per option granted (US$)	0.66~1.23

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

As of December 31, 2017, and 2018, 11,542,980 and 16,397,880 Class A ordinary shares were issued and outstanding for the exercised share awards under the 2014 Restricted Shares Plan.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

As of December 31, 2018, there was RMB99,353 (US$14,450) of total unrecognized share-based compensation expenses related to non-vested restricted shares with an option feature and the cost is expected to be recognized over a weighted average period of 1.90 years. Total estimated share-based compensation expenses may be adjusted for future changes in forfeiture rate.

2013 Incentive Scheme

On January 2, 2014, the Company adopted an equity incentive scheme (the “2013 Incentive Scheme”). The 2013 Incentive Scheme provides for the grant of ordinary shares, restricted shares, share options and share appreciation rights to the employees, directors or non-employee consultants of the Company. The maximum number of the Company’s ordinary shares which may be issued under the 2013 Incentive Scheme is 64,497,718 (excluding shares which have lapsed or have been forfeited). The 2013 Incentive Scheme is valid and effective for a term of ten years commencing from its adoption. Except for service conditions, there were no other vesting conditions for all the awards under 2013 Incentive Scheme. As of December 31, 2018, all the share awards granted under 2013 Incentive Scheme were restricted shares with an option feature with vesting terms of no longer than 5 years from the date of grant.

The following table summarizes the Group’s restricted shares with an option feature activity under the 2013 Incentive Scheme during the year ended December 31, 2018:

	Number of shares	Weighted Average Exercise Price (US$)	Weighted Average Grant Date Fair Value (US$)	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (US$)
Outstanding at January 1, 2018	42,294,901	0.33	1.15	6.01	36,941
Granted	7,234,970	0.34	1.03
Forfeited	(2,922,380)	0.34	1.11
Exercised	(1,815,550)	0.30	1.17

Outstanding at December 31, 2018	44,791,941	0.33	1.13	5.01	12,546

Vested and expected to vest at December 31, 2018	44,791,941

Exercisable as at December 31, 2018	27,790,516

Total intrinsic value of restricted shares with an option feature exercised for the year ended December 31, 2018 was RMB 10,569 (US$1,537). The weighted-average grant-date fair value of options granted during the years 2018 was US$1.03.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

The grant date fair value of each restricted share with an option feature is estimated on the date of grant using the binomial tree option pricing model with the following assumptions used for grants in 2018:

Year ended December 31, 2018
Fair value of ordinary share (US$)	1.06~1.43
Risk-free interest rates	2.97%~3.58%
Expected volatility range	56.3%~57.2%
Expected dividend yield	0%
Expected exercise multiple	2.20
Fair value per option granted (US$)	0.79~1.15

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

As of December 31, 2017, and 2018, 15,114,190 and 16,929,740 Class A ordinary shares were issued and outstanding for the exercised share awards under the 2013 Incentive Scheme, respectively.

As of December 31, 2018, there was RMB37,926 (US$5,516) of total unrecognized share-based compensation expenses related to non-vested restricted shares with an option feature and the cost is expected to be recognized over a weighted average period of 1.94 years. Total estimated share-based compensation expenses may be adjusted for future changes in forfeiture rate.

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

The Group has set up the Share Award Scheme Trust for the purpose of administering the 2011 Share Award Scheme and holding shares awarded to the employees before they vest. As of December 31, 2018, 1,111,898 (2017: 5,226,718) forfeited and ungranted restricted shares are held by the Share Award Scheme and available to be granted in the future.

Subsequent to the IPO, fair value of the ordinary shares was determined based on the price of the Company’s publicly traded ADSs.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

The following table summarizes the restricted shares activity pursuant to the 2011 Share Award Scheme for the year ended December 31, 2018:

	Number of ordinary shares	Weighted average grant date fair value (US$)
Unvested at January 1, 2018	3,446,500	1.32
Granted	4,308,330	0.96
Vested	(1,822,000)	1.29
Forfeited	(193,510)	1.23

Unvested at December 31, 2018	5,739,320	1.06

The weighted-average grant-date fair value of restricted share granted during the years 2017 and 2018 was US$0.91 and US$0.96, respectively.

As of December 31, 2018, the total estimated unrecognized share-based compensation expenses related to restricted shares awarded to employees pursuant to the 2011 Share Award Scheme amounted to RMB22,421 (US$3,261), and is expected to be recognized over a weighted-average period of 2.20 years. Total unrecognized share-based compensation expenses may be adjusted for future changes in forfeiture rate.

The total fair value of vested restricted shares on their respective vesting dates during the years ended December 31, 2016, 2017 and 2018 were RMB120,343, RMB21,149 and RMB15,152 (US$2,204), respectively.

Subsidiaries-Others

Other subsidiaries of the Group also have equity incentive plans granting share-based awards. Total share-based compensation expenses recognized and unrecognized were insignificant, both individually and in aggregate, for all years presented.

The following table summarizes the total share-based compensation expenses recognized by the Group:

	Years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Research and development	—	—	8,803	1,280
Selling and marketing	—	—	95	14
General and administrative	—	10,721	3,107	452

	—	10,721	12,005	1,746

As of December 31, 2018, there was RMB46,896 (US$6,821) unrecognized share-based compensation expenses related to incentive plans, which is expected to be recognized over a vesting period of 2.39 years.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Total share-based compensation expenses recorded by the Group are as follows:

	Years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Cost of revenues	1,490	762	206	30
Research and development	148,211	20,691	14,224	2,069
Selling and marketing	13,830	39	8,967	1,304
General and administrative	142,618	51,824	61,721	8,977

	306,149	73,316	85,118	12,380

17.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group leases facilities under non-cancelable operating leases expiring on different dates. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases. Total rental expense for offices was RMB88,694, RMB78,303, and RMB72,559 (US$10,553) for the years ended December 31, 2016, 2017 and 2018, respectively.

Future minimum payments under non-cancelable operating leases consist of the following as of December 31, 2018:

	RMB	US$
2019	70,231	10,215
2020	49,898	7,257
2021	3,308	481
2022	3,406	495
2023 and thereafter	5,575	811

	132,418	19,259

Litigation

On November 8, 2017, a putative shareholder class action lawsuit was filed in the United States District Court for the Central District of California against the Group and certain officers of the Group: Michael Masterson v. Cheetah Mobile Inc., et al., Case No. 2:17-cv-08141-R-AFM (C.D. Cal.). The action alleged that certain press releases and SEC filings made by the Group relating to the Group’s business and operating results contained false or misleading statements in violation of the federal securities laws. On June 27, 2018, the court granted the motion to dismiss the case filed by the Group and one of the individual defendants. On October 22, 2018, the plaintiff voluntarily dismissed the case against all remaining defendants without prejudice.

The Group and certain current and former officers of the Group have been named as defendants in a putative securities class action filed on November 30, 2018 in the U.S. District Court for the Southern District of New York: Marcu v. Cheetah Mobile Inc., et al., Case No. 1:18-cv-11184. The action was purportedly brought

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

on behalf of a class of persons who allegedly suffered damages as a result of their trading in the Company’s ADRs between April 21, 2015 and November 27, 2018. The action alleges that the Group made false or misleading statements regarding the Group’s business and operations in violation of the Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. On February 8, 2019, the court entered an order appointing lead plaintiffs in this action. On February 13, 2019, the court approved a scheduling stipulation for the filing of the plaintiffs’ amended complaint and defendants’ responsive pleadings. On March 28, 2019, an amended complaint was filed. As the action remains in its preliminary stages, the Group’s management is currently unable to express any opinion on the likelihood of an unfavorable outcome or any estimate of the amount or range of any potential loss.

The Group is involved in several other proceedings as of December 31, 2018 which are either immaterial, or the Group does not believe that a reasonable possibility of loss has been incurred as the proceedings are in the early stages, and/or there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. As a result, there is considerable uncertainty regarding the timing or ultimate resolution of such matters, which includes eventual loss, fine, penalty or business impact, if any, and therefore, an estimate for the reasonably possible loss or a range of reasonably possible losses cannot be made. However, the Group believes that such matters, individually and in the aggregate, when finally resolved, are reasonably likely not to have a material adverse effect on the Group’s consolidated results of operations, financial position and cash flows.

18.	SHAREHOLDERS’ EQUITY

Ordinary shares

Immediately following the closing of the IPO, the Memorandum and Articles of Association were amended and restated such that the authorized share capital of the Company was reclassified and redesignated into 10,000,000,000 shares comprising of (i) 7,600,000,000 Class A ordinary shares; (ii) 1,400,000,000 Class B ordinary shares; and (iii) 1,000,000,000 reserved shares at par value of US$0.000025 per share. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each share of Class A ordinary shares is entitled to one vote per share and is not convertible into Class B ordinary shares under any circumstances. Each share of Class B ordinary shares is entitled to ten votes per share and is convertible into one Class A ordinary share at any time by the holder thereof. Upon any transfer of Class B ordinary shares by the holder thereof to any person or entity that is not an affiliate of such holder, such Class B ordinary shares would be automatically converted into an equal number of Class A ordinary shares. There were 13,749,910 and 48,412,760 Class B ordinary shares transferred to Class A ordinary shares in the year ended December 31, 2017 and 2018, respectively.

As of December 31, 2017, there were 409,345,857 and 992,705,325 Class A and Class B ordinary shares outstanding. As of December 31, 2018, there were 419,253,027 and 946,017,565 Class A and Class B ordinary shares outstanding.

Retained earnings

In accordance with the PRC Regulations on Enterprises with Foreign Investment and their articles of association, a foreign invested enterprise established in the PRC is required to provide certain statutory reserves,

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

	As of December 31,
	2017	2018
	RMB	RMB	US$
PRC statutory reserve funds	39,638	38,349	5,578
Unreserved retained earnings	1,525,245	2,667,621	387,989

Total retained earnings	1,564,883	2,705,970	393,567

Under PRC laws and regulations, there are restrictions on the Company’s subsidiaries in the PRC and VIEs with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Such restriction amounted to RMB1,392,422 (US$202,519) as of December 31, 2018.

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

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Accumulated other comprehensive income

The components of accumulated other comprehensive income is as follows:

	Foreign currency translation adjustments	Unrealized gains on available- for-sale securities	Total
		RMB	RMB
Balance at January 1, 2016	98,274	20,842	119,116
Other comprehensive income before reclassification	132,450	1,241	133,691
Amounts reclassified from accumulated other comprehensive income	—	(21,666)	(21,666)
Other comprehensive income attribute to noncontrolling interests	(2,996)	—	(2,996)

Balance at December 31, 2016	227,728	417	228,145
Other comprehensive (loss) income before reclassification	(148,304)	(433)	(148,737)
Other comprehensive loss attribute to noncontrolling interests	4,798	—	4,798

Balance at December 31, 2017	84,222	(16)	84,206
Other comprehensive income (loss) before reclassification	182,978	(3,734)	179,244
Other comprehensive income attribute to noncontrolling interests	(14,146)	—	(14,146)

Balance at December 31, 2018	253,054	(3,750)	249,304

Balance at December 31, 2018, in US$	36,805	(545)	36,260

There was nil tax expense or benefit recognized related to the changes of each component of accumulated other comprehensive income for the years ended December 31, 2016, 2017 and 2018.

19.	REDEEMABLE NONCONTROLLING INTERESTS

In April and November 2017, Live.me, the Company and certain investors entered into share subscription and purchase agreements and certain other investment agreements to issue Series A Preferred Shares and B Preferred Shares (collectively as the “Live.me Preferred Shares”) for an aggregate cash consideration of RMB306,085 and RMB329,710 respectively. After the issuance of the Live.me Preferred Shares, the Group still held approximately 52.1% equity interests in Live.me on a fully-diluted, post-investment basis.

The Group determined that Live.me Preferred Shares should be classified as mezzanine equity since they are contingently redeemable. The Group accreted Live.me Preferred Shares to their redemption value, which is purchase price plus 6% compound interest per year over the period since issuance to the earliest redemption date using the interest method. The Group recorded accretion of nil, RMB13,451 and RMB38,601 (US$5,614) for the years ended December 31, 2016, 2017 and 2018, respectively.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

The redeemable noncontrolling interests for the years ended December 31, 2017 and 2018 are summarized below:

RMB
Balance at December 31, 2016	—
Issuance	635,795
Accretion	13,451

Balance at December 31, 2017	649,246
Accretion	38,601

Balance at December 31, 2018	687,847

Balance at December 31, 2018 in US$	100,043

20.	(LOSSES) EARNINGS PER SHARE

Basic and diluted (losses) earnings per share for each of the years presented are calculated as follows:

	Year ended December 31,
	2016	2017	2018
	Ordinary shares	Ordinary shares	Class A ordinary shares	Class A ordinary shares	Class B ordinary shares	Class B ordinary shares
	RMB	RMB	RMB	US$	RMB	US$
(Losses) Earnings per share — basic
Numerator:
Net (loss) income attributable to Cheetah Mobile Inc.	(80,525)	1,348,194	366,171	53,257	800,738	116,463
Accretion of redeemable noncontrolling interests	—	(13,451)	(11,834)	(1,721)	(25,880)	(3,764)
Dilution effect arising from share-based awards issued by subsidiaries	—	—	(4)	(1)	(10)	(1)

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

	Year ended December 31,
	2016	2017	2018
	Ordinary shares	Ordinary shares	Class A ordinary shares	Class A ordinary shares	Class B ordinary shares	Class B ordinary shares
	RMB	RMB	RMB	US$	RMB	US$
Net (loss) income attributable to Cheetah Mobile Inc. after accretion of redeemable noncontrolling interests and dilution effect arising from share-based awards issued by subsidiaries	(80,525)	1,334,743	354,333	51,535	774,848	112,698

Denominator:
Weighted average number of ordinary shares outstanding	1,387,254,551	1,394,303,326	440,283,682	440,283,682	962,805,927	962,805,927

(Losses) Earnings per share — basic	(0.0580)	0.9573	0.8048	0.1171	0.8048	0.1171

(Losses) Earnings per share — diluted
Numerator:
Net (loss) income attributable to Cheetah Mobile Inc. after accretion of redeemable noncontrolling interests and dilution effect arising from share-based awards issued by subsidiaries	(80,525)	1,334,743	374,411	54,456	754,770	109,777
Reallocation of net income as a result of conversion of Class B into Class A ordinary shares	—	—	754,770	109,777	—	—

Net (loss) income attributable to ordinary shareholders	(80,525)	1,334,743	1,129,181	164,233	754,770	109,777

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

	Year ended December 31,
	2016	2017	2018
	Ordinary shares	Ordinary shares	Class A ordinary shares	Class A ordinary shares	Class B ordinary shares	Class B ordinary shares
	RMB	RMB	RMB	US$	RMB	US$
Denominator:
Weighted average ordinary shares outstanding	1,387,254,551	1,394,303,326	440,283,682	440,283,682	962,805,927	962,805,927
Dilutive effect of Share-based awards	—	30,851,512	37,325,240	37,325,240	—	—
Conversion of Class B into Class A ordinary shares	—	—	962,805,927	962,805,927	—	—

Denominator used for (losses) earnings per share	1,387,254,551	1,425,154,838	1,440,414,849	1,440,414,849	962,805,927	962,805,927

(Losses) Earnings per share — diluted	(0.0580)	0.9366	0.7839	0.1140	0.7839	0.1140

Earnings (Losses) per ADS:
Denominator used for (losses) earnings per ADS — basic	138,725,455	139,430,333	44,028,368	44,028,368
Denominator used for (losses) earnings per ADS — diluted	138,725,455	142,515,484	144,041,485	144,041,485
(Losses) Earnings per ADS — basic	(0.5805)	9.5728	8.0478	1.1705

(Losses) Earnings per ADS — diluted	(0.5805)	9.3656	7.8393	1.1402

The Group did not include certain restricted shares and restricted shares with an option feature in the computation of diluted (losses) earnings per share for the years ended December 31, 2017 and 2018 because those restricted shares and restricted shares with an option were anti-dilutive for (losses) earnings per share for the respective years.

21.	TREASURY STOCK

In March 2016, the Board of Directors of the Company authorized a share repurchase plan under which the Company may repurchase up to US$100 million from the open market. During the year ended December 31, 2016, the Company repurchased 2,536,808 ADSs for aggregate consideration of RMB178,991. These shares

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

were recorded as treasury stocks at their historical purchase cost, and the Company canceled these treasury shocks and recognized the difference between the repurchase costs and the par value in additional paid-in capital in 2017.

In September, 2018, the Board of Directors of the Company authorized another share repurchase plan (the “2018 Share Repurchase Plan”) under which the Company may repurchase up to US$100 million from the open market, in negotiated transactions off the market, or through other legally permissible means in accordance with applicable securities laws from time to time within one year. As of December 31, 2018, the Company had repurchased under the 2018 Share Repurchase Plan an aggregate of 4,527,304 ADSs, representing 45,273,040 Class A ordinary shares for an aggregate denominated consideration of RMB221,932 (US$32,279). These shares were recorded at their historical purchase cost and were not canceled.

22.	EMPLOYEE BENEFIT

Full time employees of the Group participate in government mandated defined contribution plan, pursuant to which certain welfare benefits are provided to employees. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were approximately RMB152,231, RMB175,508 and RMB177,086 (US$25,756) for the years ended December 31, 2016, 2017 and 2018, respectively.

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

Assets and liabilities measured or disclosed at fair value

In accordance with ASC 820-10, the Group measures available-for-sale debt securities at fair value on a recurring basis. The available-for-sale debt securities are classified within Level 1 as the fair value is measured using quoted market data, or Level 2 as the fair value is measured by using indirectly inputs observable in the market place.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

The Group measures certain financial assets, including loans receivable, cost method investments before adoption of ASC 321, and equity method investments, at fair value on a nonrecurring basis only if an impairment loss were to be recognized. The Group’s non-financial assets, such as intangible assets, goodwill and property and equipment, would be measured at fair value only if they were determined to be impaired.

Subsequent to the Group’s adoption of ASC 321 on January 1, 2018, the Group measures equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC 820 at fair value on a nonrecurring basis using the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.

For the year ended December 31, 2018, assets and liabilities measured or disclosed at fair value are summarized below:

			Fair value measurement or disclosure at December 31, 2018 using
	Total Fair Value at December 31, 2018	Total Fair Value at December 31, 2018	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total (losses) gains
	RMB	US$	RMB	RMB	RMB	RMB
Fair value measurement — Recurring:
Available-for-sale debt security	133,448	19,409		133,448		(3,732)
Fair value measurement — Non-Recurring:
Intangible assets, net	465	68			465	(12,767)
Equity investments accounted for at fair value using the alternative measurement	559,961	81,443			559,961	281,977

Total assets measured at fair value	693,874	100,920		133,448	560,426	265,478

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

There were no transfers of fair value measurements into or out of Level 3 for the years ended December 31, 2016, 2017 and 2018. The following table presents a reconciliation of the assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2017 and 2018:

	Contingent consideration payable	Available- for-sales debt securities
	RMB	RMB
Balance as of December 31, 2016	30,358	7,353
Realized or unrealized losses	9,014	(7,011)
Settlement	(38,562)	—
Foreign exchange translation adjustments	(810)	(342)

Balance as of December 31, 2017	—	—

Balance as of December 31, 2018	—	—

Balance as of December 31, 2018 in US$	—	—

The Group measures non-financial assets such as other long-term investments on a nonrecurring basis when impairment charges are recognized. These nonrecurring fair value measurements use significant unobservable inputs (Level 3). The Group uses a combination of valuation methodologies, including market and income approaches based on the Group’s best estimate to determine the fair value of these investments. For investments in private companies, information considered by the Group include but are not limited to the pricing of recent

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

rounds of financing, future cash flow forecasts, and liquidity factors. Inputs used in these methodologies primarily include future cash flows, discount rate, and the selection of comparable companies operating in similar businesses.

24.	SUBSEQUENT EVENTS

In 2019, the Group entered into one-year loan agreements with Beijing OrionStar. As of April 2019, total US$19,600 has been provided to Beijing OrionStar.

25.	CONDENSED FINANCIAL INFORMATION OF THE COMPANY

Balance Sheets

	As of December 31,
	2017	2018
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	373,484	318,546	46,331
Restricted cash	65,342	—	—
Short-term investments	196,026	—	—
Prepayments and other current assets	97,120	16,838	2,447
Due from related parties	2,131,927	2,312,111	336,283

Total current assets	2,863,899	2,647,495	385,061

Non-current assets
Intangible assets, net	2,587	5	1
Goodwill	59,775	62,785	9,132
Investment in equity investees	5,317	11,605	1,688
Other long-term investment	326,710	617,283	89,780
Investment in subsidiaries	2,295,956	3,064,747	445,749

Total non-current assets	2,690,345	3,756,425	546,350

Total assets	5,554,244	6,403,920	931,411

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank loans	326,710	—	—
Accrued expenses and other current liabilities	11,709	27,128	3,945
Due to related parties	919,431	836,642	121,685
Income tax payable	2,772	33,499	4,872

Total current liabilities	1,260,622	897,269	130,502

Deferred tax liabilities	—	29,925	4,353
Other non-current liabilities	261	261	38

Total non-current liabilities	261	30,186	4,391

Total liabilities	1,260,883	927,455	134,893

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

	As of December 31,
	2017	2018
	RMB	RMB	US$
Shareholders’ equity
Class A ordinary shares (par value of US$0.000025 per share; 7,600,000,000 shares authorized; 415,250,897 and 475,357,217 shares issued as of December 31, 2017 and 2018, respectively; 409,345,857 and 419,253,027 shares outstanding as of December 31, 2017 and 2018, respectively)	65	74	11
Class B ordinary shares (par value of US$0.000025 per share; 1,400,000,000 shares authorized; 1,006,398,742 and 957,985,982 shares issued as of December 31, 2017 and 2018, respectively; 992,705,325 and 946,017,565 shares outstanding as of December 31, 2017 and 2018, respectively)	164	156	22
Treasury stock (nil and 45,273,040 shares as of December 31, 2017 and 2018, respectively)	—	(221,932)	(32,279)
Additional paid-in capital	2,644,043	2,742,893	398,937
Retained earnings	1,564,883	2,705,970	393,567
Accumulated other comprehensive income	84,206	249,304	36,260

Total shareholders’ equity	4,293,361	5,476,465	796,518

Total liabilities and shareholders’ equity	5,554,244	6,403,920	931,411

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Statements of Comprehensive Income

	Years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Revenues	105,497	52,053	14,525	2,113
Cost of revenues	(15,993)	(6,919)	(2,509)	(365)

Gross profit	89,504	45,134	12,016	1,748

Operating expenses
Research and development	(61,389)	(11,370)	545	79
Selling and marketing	(347)	(84)	—	—
General and administrative	(33,153)	(18,931)	(28,158)	(4,095)

Total operating expenses	(94,889)	(30,385)	(27,613)	(4,016)

Equity in (loss) profit of subsidiaries	(94,219)	1,346,556	632,055	91,929
Interest (expense) income, net	(3,213)	(6,525)	3,248	472
Losses from equity method investments	(352)	(159)	(142)	(21)
Foreign exchange gain (loss), net	4,385	(3,877)	3,551	516
Other income, net	24,971	—	604,488	87,919

(Loss) Income before income taxes	(73,813)	1,350,744	1,227,603	178,547

Income tax expenses	(6,712)	(2,550)	(60,694)	(8,827)

Net (loss) income	(80,525)	1,348,194	1,166,909	169,720

Other comprehensive (loss) income, net of tax of nil
Unrealized loss on available-for-sale securities, net	(20,425)	(433)	(3,716)	(540)
Foreign currency translation adjustments	129,454	(143,506)	168,814	24,553

Other comprehensive income (loss)	109,029	(143,939)	165,098	24,013

Total comprehensive income	28,504	1,204,255	1,332,007	193,733

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Statements of Cash Flows

	Years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Net cash (used in) provided by operating activities	(114,699)	40,685	243	35
Net cash (used in) provided by investing activities	(437,878)	265,767	339,955	49,445
Net cash provided by (used in) financing activities	50,735	23,929	(526,532)	(76,581)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	36,352	(35,413)	66,054	9,607

Net (decrease) increase in cash, cash equivalents and restricted cash	(465,490)	294,968	(120,280)	(17,494)

Cash, cash equivalents and restricted cash at beginning of the year	609,348	143,858	438,826	63,825

Cash, cash equivalents and restricted cash at end of the year	143,858	438,826	318,546	46,331

(a) Basis of presentation

For the Company only condensed financial information, the Company records its investment in its subsidiaries, VIEs and subsidiary of VIEs under the equity method of accounting. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries” and share of their income as “Equity in (loss) profit of subsidiaries” on the condensed statements of comprehensive income. The subsidiaries, VIEs and subsidiary of VIEs did not pay any dividends to the Company for any of the years presented.

The Company only condensed financial information should be read in conjunction with the Group’s consolidated financial statements.

(b) Commitments

The Company does not have any significant commitments or long-term obligations as of any of the periods presented.