Form 20-F
period 2019-12-31
Cheetah Mobile Inc.
filed 2020-05-15
CIK 1597835

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                  to

Commission file number: 001-36427

Cheetah Mobile Inc.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Building No. 8

Hui Tong Times Square

Yaojiayuan

South Road

Beijing 100123

People’s Republic of China

(Address of principal executive offices)

Thomas Jintao Ren

Chief Financial Officer

Cheetah Mobile Inc.

Building No. 8

Hui Tong Times Square

Yaojiayuan South Road

Beijing 100123

People’s Republic of China

Tel: +86-10-6292-7779

Email: IR@cmcm.com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares, each representing ten Class A ordinary shares Class A ordinary shares, par value US$0.000025 per share*	CMCM	The New York Stock Exchange

* Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares, each representing ten Class A ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

NONE

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

NONE

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 435,084,177 Class A ordinary shares and 957,985,982 Class B ordinary shares, par value US$0.000025 per share, as of December 31, 2019.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

You should not place undue reliance on these forward-looking statements and you should read these statements in conjunction with other sections of this annual report, in particular the risk factors disclosed in “Item 3. Key Information—D. Risk Factors.” These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Moreover, we operate in a rapidly evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.	Selected Financial Data

The following table presents the selected consolidated financial information of our company. The selected consolidated statements of comprehensive income (loss) data for each of the three years ended December 31, 2019 and the selected consolidated balance sheets data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of comprehensive income (loss) data for each of the two years ended December 31, 2015 and 2016 and the selected consolidated balance sheets data as of December 31, 2015, 2016 and 2017, excluding the financial data of Kingsoft Japan Inc., or Kingsoft Japan, have been derived from our audited consolidated financial statements that are not included in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results do not necessarily indicate results expected for any future period. You should read the following selected financial data in conjunction with the consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

In January 2016, we obtained control of Kingsoft Japan. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions and Agreements with Kingsoft Corporation and its Subsidiaries—Purchase of Equity Interest in Kingsoft Japan”. As we and Kingsoft Japan were under common control by Kingsoft Corporation both before and after our acquisition of control over Kingsoft Japan, the consolidated financial data presented below have been prepared as if we had owned the assets and liabilities of and operated Kingsoft Japan throughout the periods presented, and the consolidated financial data for the year ended December 31, 2015 have been retrospectively adjusted accordingly. The consolidated financial data set forth below as of and for the year ended December 31, 2015 may not necessarily reflect the results of operations, financial position and cash flows we would have experienced with respect to Kingsoft Japan if we had owned and operated Kingsoft Japan throughout that year.

Starting from January 1, 2018, we adopted ASC Topic 606, Revenue from contracts with customers or ASC 606, which reclassifies value added tax from the cost of revenues to net against revenues. The consolidated statement of comprehensive income (loss) data for the years ended December 31, 2018 and 2019 presented below have been prepared in accordance with ASC 606, while the consolidated statements of comprehensive income (loss) data for the years ended December 31, 2015, 2016 and 2017 presented below have been prepared in accordance with ASC Topic 605, Revenue Recognition or ASC 605.

	Year Ended December 31,
	2015(1)	2016(1)	2017(1)	2018(2)	2019(2)
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands except for shares, per share and per ADS data)
Selected Consolidated Statements of Comprehensive Income/ (Loss) Data:
Revenues	3,773,877	4,564,650	4,974,757	4,981,705	3,587,695	515,340
Utility products and related services	3,465,239	3,870,995	3,439,563	3,119,483	1,573,030	225,952
Mobile entertainment	281,671	693,195	1,496,443	1,778,867	1,871,543	268,830
AI and others	26,967	460	38,751	83,355	143,122	20,558

Cost of revenues(3)	(956,353)	(1,543,817)	(1,780,089)	(1,540,633)	(1,241,932)	(178,392)

Gross profit	2,817,524	3,020,833	3,194,668	3,441,072	2,345,763	336,948

Operating income and expenses:
Research and development(3)	(695,185)	(905,854)	(684,863)	(668,918)	(787,329)	(113,093)
Selling and marketing(3)	(1,505,951)	(1,650,581)	(1,656,505)	(1,910,044)	(1,558,315)	(223,838)
General and administrative(3)	(447,984)	(561,834)	(407,410)	(430,826)	(587,457)	(84,383)
Impairment of goodwill	—	—	—	—	(545,665)	(78,380)
Other operating income	48,494	84,988	990	35,938	22,091	3,173

Total operating expenses	(2,600,626)	(3,033,281)	(2,747,788)	(2,973,850)	(3,456,675)	(496,521)

Operating profit/(loss)	216,898	(12,448)	446,880	467,222	(1,110,912)	(159,573)

Other income/(expenses)	21,479	(56,448)	986,385	802,501	745,225	107,044

Income/(Loss) before income taxes	238,377	(68,896)	1,433,265	1,269,723	(365,687)	(52,529)

Income tax (expenses)/benefits	(63,740)	12,189	(57,602)	(117,000)	(7,904)	(1,135)

Net income/(loss)	174,637	(56,707)	1,375,663	1,152,723	(373,591)	(53,664)

Less: Net (loss)/income attributable to noncontrolling interests	(1,710)	23,818	27,469	(14,186)	(59,614)	(8,563)

Net income/(loss) attributable to Cheetah Mobile Inc.	176,347	(80,525)	1,348,194	1,166,909	(313,977)	(45,101)

Earnings/(Losses) per share
Basic	0.1285	(0.0580)	0.9573	0.8048	(0.2514)	(0.0361)
Diluted	0.1236	(0.0580)	0.9366	0.7839	(0.2514)	(0.0361)
Earnings/(Losses) per ADS(4)
Basic	1.2845	(0.5805)	9.5728	8.0478	(2.5140)	(0.3611)
Diluted	1.2360	(0.5805)	9.3656	7.8393	(2.5140)	(0.3611)
Weighted average number of shares used in computation:
Basic	1,372,863,321	1,387,254,551	1,394,303,326	1,403,089,609	1,369,041,418	1,369,041,418
Diluted	1,426,810,939	1,387,254,551	1,425,154,838	1,440,414,849	1,369,041,418	1,369,041,418

(1)	VAT is presented in cost of revenues rather than net against revenues in accordance with the legacy revenue accounting standard (ASC 605)

(2)	VAT is presented as net against revenues rather than in cost of revenues in accordance with the new revenue accounting standard (ASC 606)
(3)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	Year Ended December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	1,523	1,490	762	206	524	75
Research and development	142,777	148,211	20,691	14,224	59,771	8,586
Selling and marketing	18,206	13,830	39	8,967	3,818	548
General and administrative	153,234	142,618	51,824	61,721	63,327	9,097

Total	315,740	306,149	73,316	85,118	127,440	18,306

(4)	Each ADS represents ten Class A ordinary shares.

	Year Ended December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	1,843,233	1,411,000	2,317,488	2,783,843	983,004	141,200
Short-term investments	29,234	361,499	1,395,694	930,610	1,369,118	196,661
Total assets(5)	4,926,551	5,541,134	7,448,931	8,292,636	7,011,744	1,007,173
Total current liabilities	1,720,585	2,066,221	2,165,754	1,835,765	1,745,119	250,670
Total liabilities(5)	1,912,106	2,339,956	2,293,721	2,010,241	2,017,197	289,752
Total mezzanine equity	—	—	649,246	687,847	—	—
Total Cheetah Mobile Inc. shareholders’ equity	2,854,067	3,012,352	4,293,361	5,476,465	4,932,278	708,477
Total equity	3,014,445	3,201,178	4,505,964	5,594,548	4,994,547	717,421

(5)	On January 1, 2019, we adopted ASC 842, the new lease standard, using the modified retrospective basis and did not restate comparative periods.

We present our financial results in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this annual report is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.9618 to US$1.00, the exchange rate on December 31, 2019 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any RMB or U.S. dollar amount could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Relating to Our Business and Industry

Our mobile monthly active users in our key markets, including the United States, Europe and China decreased in the past year and may continue to decrease in the future, which would materially and adversely affect our business, financial condition and results of operations would be materially and adversely affected.

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

We received in the past and may continue to receive, complaints from users regarding our mobile applications primarily regarding privacy settings and certain third-party website promotion activities on our mobile applications. While we did not incur any material costs to address the complaints, we may need to incur substantial expenditures in the future. If we are unable to address user complaints timely or at all, our reputation may be harmed, and our user base in China, the United States, and Europe may continue to decline. Our efforts to avoid or address any of these events could require us to incur substantial expenditures to modify or adapt our products, services or infrastructure. If we fail to retain our user base in our key markets, or if our users decrease their engagement with our products in these markets, our business, financial condition and results of operations would be materially and adversely affected.

Because a limited number of customers contribute to a significant portion of our revenues, our revenues and results of operations could be materially and adversely affected if we were to lose a significant customer or a significant portion of its business.

Currently, a limited number of customers contribute a significant portion of our revenues. Our customers primarily comprise mobile application developers, mobile game developers, mobile advertising networks,

e-commerce companies and search engines to which we refer traffic and sell advertisements and individual customers. In 2017, 2018 and 2019, our five largest customers in aggregate contributed approximately 44.7%, 41.3% and 35.0% of our revenues, respectively. We expect that a limited number of our customers will continue to contribute a significant portion of our revenues in the near future. If we lose any of these customers, or if revenues generated from a significant customer are substantially reduced due to, for example, increased competition, a significant change in the customer’s business policy or operation, suspected breach or violation to the underlying contract or policy, any deterioration in customer relationship, or significant delays in payments for our services, our business, financial condition and results of operations may be materially and adversely affected. For example, some of overseas business partners have discontinued the placement of ads on mobile phone lock screens since May 2017 and January 2018, respectively, which adversely affected our revenues from utility products and related services. In addition, on November 26, 2018, a third party made certain allegations about some of our products. Although we have made a number of public statements to clarify the matter, these allegations did cause a disruption to our business, and as a result, our revenues from utility products and related services decreased by 49.6% from RMB3,119.5 million in 2018 to RMB1,573.0 million (US$226.0 million) in 2019. Furthermore, on February 20, 2020, our Google Play Store, Google AdMob and Google AdManager accounts were disabled, which adversely affected our ability to attract new users and generate revenue from Google. Google has been our largest customer since 2017, and contributed 21.9% of our total revenue including revenues from the mobile advertising business and revenues from the purchase and consumption of virtual items by users via Google as a channel in 2019.

We are subject to risks and uncertainties faced by companies in a rapidly evolving industry.

We operate in the rapidly evolving internet industry, which makes it difficult to predict our future results of operations. Accordingly, our future prospects are subject to the risks and uncertainties experienced by companies in this evolving industry. Some of these risks and uncertainties relate to our ability to, among others:

•	successfully implement our plan to further develop and monetize our mobile platform both in China and globally;

•	offer new, innovative products and services and enhance our existing products and services with innovative and advanced technology to attract and retain a larger user base;

•	retain existing customers, attract additional customers and restore collaborations with lost customers, and increase spending per customer;

•	maintain our relationships with important suppliers, such as bandwidth suppliers, on favorable terms;

•	respond to evolving user preferences and industry changes;

•	respond to competitive market conditions;

•	upgrade our technology to support increased traffic and expanded product and service offerings;

•	maintain effective control of our costs and expenses;

•	respond to changes in the regulatory environment in China and overseas markets and manage legal risks, including those associated with intellectual property rights; and

•	execute our strategic investments and acquisitions and post-acquisition integrations effectively.

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

We face intense competition in our businesses. In the mobile space, we compete with other mobile application developers, including those developers that offer products purported to perform similar functions as Clean Master, Security Master, CM Launcher, mobile casual games and our artificial intelligence-related products. In the internet space, we mainly compete with 360 Security Technology Inc., or 360, in China’s internet security and anti-virus market. In the mobile utility product space, we mainly compete with CooTek (Cayman) Inc., a global mobile internet company that offers mobile utility applications in the overseas markets. In the mobile games space, we mainly compete with Voodoo, a French-based global mobile casual game publisher. In the artificial intelligence space, we compete with other companies offering similar product offerings in China. In addition, we compete with all major internet companies for user attention and advertising spend.

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

We have a limited operating history in international markets. If we fail to meet the challenges presented by our globalized operations, our business, financial condition and results of operations may be materially and adversely affected.

Our business has continued to experience some challenges in the international markets. Revenues from overseas markets decreased to RMB3,010.6 million in 2018 from RMB3,335.5 million in 2017, and further decreased to RMB2,199.6 million in 2019. While we recently chose to scale back from the international markets, our existing overseas business may continue exposing to a number of risks, including:

•	challenges in formulating effective marketing strategies targeting mobile internet users from various jurisdictions and cultures, who have a diverse range of preferences and demands;

•

challenges in identifying appropriate local business partners and establishing and maintaining good working relationships with them. Our business partners primarily include third parties that promote our platform and applications, and mobile advertising networks, such as Baidu and Tencent, through which advertisers place their advertisements on our mobile applications. In addition, we work with game developers for our game publishing business;

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

Our business has been and is likely to continue to be materially adversely affected by the outbreak of COVID-19 in China.

Recently, there was an outbreak of a novel strain of coronavirus (COVID-19), which has spread rapidly to many parts of the world. In March 2020, the World Health Organization declared COVID19 a pandemic. The pandemic has resulted in quarantines, travel restrictions, the temporary closure of stores and facilities, and reducing budgets for advertising and marketing globally for the past few months.

Consequently, our results of operations will likely be adversely, and may be materially, affected, to the extent that COVID-19 harms the Chinese and global economy in general. Any potential impact to our results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of COVID-19 and the actions taken by government authorities and other entities to contain COVID-19 or treat its impact, almost all of which are beyond our control. Potential impacts include, but are not limited to, the following:

•

temporary closure of offices, travel restrictions or suspension of services of our customers and suppliers have negatively affected, and could continue to negatively affect, the demand for our services;

•

our customers in industries that are negatively impacted by the outbreak of COVID-19, including healthcare, travel, offline education, franchising, auto/transportation and real estate/home furnishing sectors, may reduce their budgets on online advertising and marketing, which may materially adversely impact our revenue from online marketing services;

•

our customers may require additional time to pay us or fail to pay us at all, which could significantly increase the amount of accounts receivable and require us to record additional allowances for doubtful accounts. We have provided and may continue to provide significant sales incentives to our customers and distributors during the outbreak, which may in turn materially adversely affect our financial condition and operating results;

•

the business operations of our distributors have been and could continue to be negatively impacted by the outbreak, which may negatively impact our distribution channel, or result in loss of customers or disruption of our services, which may in turn materially adversely affect our financial condition and operating results;

•

any disruption of our supply chain, logistics providers or customers could adversely impact our business and results of operations, including causing us or our suppliers to cease manufacturing our robotic products for a period of time or materially delay delivery to customers, which may also lead to loss of customers, as well as reputational, competitive and business harm to us;

•

many of our customers, distributors, suppliers and other partners are small and medium-sized enterprises (SMEs), which may not have strong cash flows or be well capitalized, and may be vulnerable to an epidemic outbreak and slowing macroeconomic conditions. If the SMEs that we work with cannot weather COVID-19 and the resulting economic impact, or cannot resume business as usual after a prolonged outbreak, our revenues and business operations may be materially and adversely impacted;

•

the global stock markets have experienced, and may continue to experience, significant decline from the COVID-19 outbreak and the private and public companies that we have invested in could be materially adversely affected, which may lead to significant impairment in the fair values of our investments and in turn materially adversely affect our financial condition and operating results; and

•

corporate social responsibility initiatives we put forth in response to the outbreak, such as, our efforts to leverage our technology, products and services to help contain the epidemic, may negatively affect our financial condition and operating results.

Because of the uncertainty surrounding the COVID-19 outbreak, the financial impact related to the outbreak of and response to the coronavirus cannot be reasonably estimated at this time, but our consolidated results for the first quarter of and full year 2020 may be adversely affected. We expect our total revenues in the first quarter of 2020 to decrease year over year, and there is no guarantee that our total revenues will grow or remain at the similar level year over year in the next three quarters of 2020. We may have to record downward adjustments or impairment in the fair value of investments in the first quarter of 2020, if conditions have not been significantly improved and global stock markets have not stabilized from recent fluctuations.

If users do not widely adopt versions of our applications developed for various mobile devices, our business could be adversely affected.

The number of people who access the internet through mobile devices is increasing dramatically. The varying display sizes, functionality, and memory associated with mobile devices make the use of our applications on such devices more difficult and the versions of our applications developed for these devices may not be compelling to users, manufacturers or distributors of devices. Each manufacturer or distributor may establish unique technical standards for its devices, and our applications may not work or be compatible with these devices. Some manufacturers may also elect not to include our applications on their devices. As new devices and new platforms are continually being released, it is difficult to predict the problems we may encounter in developing versions of our applications for use on these mobile devices and we may need to devote significant resources to the creation, support, and maintenance of our applications tailored for such devices. If we are unable to attract and retain a substantial number of mobile device manufacturers, distributors, and users to adopt and use our applications, or if we are slow to develop products and technologies that are more compatible with mobile devices, our business could be adversely affected.

If major mobile application distribution channels change their standard terms and conditions in a manner that is detrimental to us, or terminate their existing relationship with us, our business, financial condition and results of operations may be materially and adversely affected.

We rely on third-party mobile application distribution channels such as Google Play and iOS App Store and various advertising platforms to distribute most of our mobile applications to users. In China, where Google Play is not available, we collaborate with similar local distribution channels to distribute our mobile applications. We expect a substantial number of downloads of our mobile applications will continue to be derived from these distribution channels. As such, the promotion, distribution and operation of our applications are subject to such distribution channels’ standard terms and policies for application developers, which are subject to the interpretation of, and frequent changes by, these distribution channels. On February 20, 2020, our company’s Google Play Store, Google AdMob and Google AdManager accounts were disabled, which adversely affected our ability to attract new users and generate revenue from Google. According to Google, the decision was made because some of our company’s apps had not been compliant with Google policies, resulting in certain invalid traffic. If iOS App Store or any other major distribution channel changes their standard terms and conditions in a manner that is detrimental to us, or terminate their existing relationship with us, our business, financial condition and results of operations may be materially and adversely affected.

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

If our newly developed or sourced games cannot achieve continued popularity, our mobile game revenues may be materially and adversely affected.

We derive a portion of our revenues from mobile game business. Revenues from mobile game business increased to RMB925.0 million in 2018 from RMB624.0 million in 2017, and further increased to RMB1,173.0 million in 2019.

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

If our newly developed or sourced games cannot achieve continued popularity, our existing flagship games cannot retain popularity, or the in-game purchase features are not well received by our users, our mobile game business may be materially and adversely affected.

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

We regard our trademarks, service marks, patents, domain names, trade secrets, proprietary technologies know-how and similar intellectual property as critical to our success, and we rely on trademark and patent law, trade secret protection and confidentiality and invention assignment agreements with our employees and third parties to protect our proprietary rights. See “Item 4. Information on the Company—B. Business Overview— Intellectual Property” for a description for our intellectual property. There can be no assurance that any of our pending patent, trademark or other intellectual property applications will be issued or registered. Any intellectual property rights we have obtained or may obtain in the future may not be sufficient to provide us with a competitive advantage, and could be challenged, invalidated, circumvented, infringed or misappropriated. Given the potential cost, effort, risks and disadvantages of obtaining patent protection, we have not and do not plan to apply for patents or other forms of intellectual property protection for certain of our key technologies. If some of these technologies are later proven to be important to our business and are used by third parties without our authorization, especially for commercial purposes, our business and competitive position may be harmed.

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

Most of the components and raw materials used to produce our AI-driven products, such as, Cheetah Translator, a portable AI-based voice translation device that allows translations with a single touch from Chinese into English, Japanese, Korean and certain other languages, and vice versa., are sourced from third-party suppliers, and some of these components are sourced from a limited number of or a single supplier. We also rely on licensing from certain third-parties to use certain technologies necessary for our AI-driven products. Therefore, we are subject to risks of shortages or discontinuation in licensing, supply, long lead time, cost increases and quality control issues with the limited sources of suppliers. In addition, as many of electronics component suppliers are concentrated in East and Southeast Asia, there have been industry-wide conditions, natural disasters and global events in the past that have caused material shortages for components. While component shortages have historically been immaterial, they could be material in the future.

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

We have made and intend to continue to make significant capital investment in strategic investments, acquisitions and partnerships to complement our organic business expansion. We have also made a number of investments in securities and minority investments in companies with strategic value for us. These investments and acquisitions require a significant amount of capital, which decreases the amount of cash available for working capital or capital expenditures. In 2017, 2018 and 2019, we have paid for investments and acquisitions in an aggregate amount of RMB462.0 million, RMB529.5 million and RMB523.1 million (US$75.1 million), respectively. If these investments and acquisitions do not perform as we have expected, become less valuable to our business due to a change in our overall business strategy, or if the industry, regulatory or economic environments deteriorate, they could result in significant impairment of goodwill, intangible assets and investments. In 2017, 2018 and 2019, our impairment of investments were RMB275.0 million, RMB94.9 million and RMB168.0 million (US$24.1 million), respectively, primarily due to some non-cash write-downs of certain investment assets, as we considered the fair value of such investment assets less than carrying value. As our market capitalization was lower than the carrying amount of the net assets, we performed impairment assessment for the goodwill of all reporting units using the two-step process, and recognized impairment loss of RMB545,665 (US$78,380) for the year ended December 31, 2019. These write-downs were the result of lower-than-expected performance and financial position of the investment assets. In addition, acquisitions of businesses and assets may increase our capital and expenses in integrating new businesses and personnel into our own, require significant management attention and result in a diversion of resources away from our existing business, which in turn could have an adverse effect on our business operations. Further, acquisitions could result in increased leverage, potentially dilutive issuances of equity securities and exposure to potential unknown liabilities of the acquired business. The costs of identifying and consummating acquisitions may also be significant. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from relevant government authorities for the acquisitions and comply with applicable laws and regulations, which could result in increased costs and delays.

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

If we fail to effectively resume our growth or implement our business strategies, our business and operating results could be harmed.

Our business experienced the first full year revenue decrease in 2019. Total revenues decreased to RMB3,587.7 million in 2019 from RMB4,981.7 million in 2018. As our business continues to face some challenges, we may not be able to resume our growth in the near future. In addition, resuming our growth requires significant expenditures and allocation of valuable management time and resources. To execute our business plan and strategy, we need to continuously improve our operational and financial systems, procedures and controls, and expand, train, manage and maintain good relations with our employee base. Further, we must expand and continue to engage or maintain our relationships with a growing number of users, customers and business partners. Resumed growth could also strain our ability to maintain reliable service for our users, customers and business partners. We operate in a dynamic and rapidly evolving market and investors should not rely on our past results as an indication of our future operating performance. Any failure to effectively manage our growth or implement our business strategies may materially and adversely affect our business and results of operations.

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

Since 2018, the Android 8 operating system discontinued to support for publishers with multiple applications to measure the number of monthly active users by unique device. The move caused difficulties for publishers like us to measure the number of our overall mobile monthly active user by devices given that we have a rich mobile product portfolio and there may be multiple of our applications installed in a single Android device. We have already begun to adjust our models to respond to Google’s policy adjustment. However, our measures of user base and user activity may differ from estimates published by third parties or from similarly titled metrics used by our competitors due to differences in methodology. If customers or investors do not perceive our user metrics to be accurate representations of our user base or user activity, or if we discover material inaccuracies in our user metrics, our reputation may be harmed and customers may be less willing to allocate their spending or resources to us, which could negatively affect our business and operating results.

Our results of operations are subject to seasonal fluctuations due to a number of factors, any of which could adversely affect our business and operating results.

We are subject to seasonality and other fluctuations in our business. Revenues from our utility products and related services are affected by seasonality in advertising spending in both China and the overseas markets. In 2019, revenues from our utility products and related services accounted for 43.8% of our total revenues. We believe that such seasonality in advertising spending affects our quarterly results, resulting in significant growth in our revenues from utility products and related services between the third and the fourth quarters but a decline from the fourth quarter to the next quarter. In addition, revenues from our mobile game operation are affected by the numbers of holiday seasons in both China and the overseas countries, given that our players tend to spend longer time on our games during their holidays. We believe that such seasonality caused by player behavior affects our quarterly results, resulting in soft second quarter gaming revenues as there are less holidays in the second quarters. Thus, our operating results for one or more future quarters or years may fluctuate substantially or fall below the expectations of securities analysts and investors. In such event, the trading price of the ADSs may fluctuate significantly.

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

The internet industry, including the mobile internet industry, is highly regulated in China. Our VIEs are required to obtain and maintain applicable licenses and approvals from different regulatory authorities in order to provide their current services. Under the current PRC regulatory scheme, a number of regulatory agencies, including but not limited to the State Administration of Press, Publication, Radio, Film and Television, or SARFT, which has been reformed and become National Radio and Television Administration, or NRTA, the Ministry of Culture, or MOC, which were consolidated with the National Tourism Administration and has been reformed and become the Ministry of Culture and Tourism, or MCT, Ministry of Industry and Information Technology, or MIIT, the State Council Information Office, or SCIO, and the Cyberspace Administration of China, or CAC, jointly regulate all major aspects of the internet industry, including mobile and PC internet businesses. Operators must obtain various government approvals and licenses for relevant internet or mobile business.

We have obtained Internet Content Provider Licenses, or ICP Licenses, for the provision of internet information services Internet Culture Operation Licenses for the operation of online games and music entertainment products, and Computer Information System Security Products Sales License for our mobile and PC security applications. These licenses are essential to the operation of our business and are generally subject to regular government review or renewal. However, we cannot assure you that we can successfully renew these licenses in a timely manner or that these licenses are sufficient to conduct all of our present or future business.

Pursuant to the Decision of Ministry of Culture and Tourism on Abolishing Provisional Administration Measures of Online Games and the Measures for the Administration of Tourism Development Plans, which was promulgated by the MCT on 10 July 2019, the Provisional Administration Measures of Online Games was abolished. On May 14, 2019, the general office of MCT promulgated the Notice on Adjustment of the Approval Scope of Internet Cultural Operation Licenses and Further Regulating the Approval Work, or the No. 81 Notice. According to the No. 81 Notice, the MCT no longer assumes the online game industry management responsibility. Upon receiving the No. 81 Notice, the provincial cultural and tourism administrative departments no longer approve and issue the Internet Culture Operation Licenses covering business scope of “operating gaming products through the internet” or “operating gaming products through the internet, including the issuance of virtual currency”. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Online Games and Foreign Ownership Restrictions.

A number of online games currently offered on our platform are developed by and jointly operated with game developers, whereas several online games were developed and are currently operated by us. We are required to obtain an Internet Publishing License from SARFT for the operation and distribution of games through mobile and PC internet networks. As it is difficult to acquire Internet Publishing License in practice, we have not obtained an Internet Publishing License from SARFT for the operation and distribution of games on mobile and PC internet. Due to the lack of Internet Publishing License for operating and distributing games through mobile and PC internet networks, we may be prohibited from carrying out the abovementioned activities and may be subject to administrative penalties, such as warnings, fines or even criminal liabilities. Additionally, each online game is also required to be filed with SARFT prior to the commencement of its operations in China. While we endeavor to comply with the registration requirements, a few developers of the games we publish (including our subsidiaries), who have contractual obligations to file the games with SARFT, have not made such filings. We cannot assure you that we or our game developers will be able to obtain all the required permits, approvals or licenses or complete all the required filings in a timely manner, or at all. If we or any of such game developers fails to do so, we may have to modify our online game publishing services in a manner disruptive to our business or may not be able to continue to operate the affected online games, which may adversely affect our business and results of operations. Besides, our subsidiary is operating the website of www.duba.com, providing links pertaining to news reporting and commentary on politics, economy, military affairs, diplomacy, public emergencies and other public affairs, which eventually will be viewed by users of other websites. Pursuant to regulations relating to internet news information services, the abovementioned activities may be regarded as providing internet news information reprinting services and communication platform services, and the operator of the website of www.duba.com may be required to obtain an internet news information service license, or an INIS License. However, our subsidiary has not obtained such license. Therefore, our subsidiary may be prohibited from carrying out the abovementioned activities and may be subject to administrative penalties, such as warnings, fines, or even criminal liabilities.

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

Our subsidiaries are operating the websites of www.duba.com and www.v.duba.com, and have edited and arranged the information pertaining to audio/video programs broadcasted on the internet on their websites, users can access internet audio/video programs by clicking the links on such websites. Pursuant to relevant regulations on audio/ video program transmission through the internet, such activities falling into the scope of Category III internet audio/video program services and the operators of such websites shall obtain an internet audio/video program transmission license issued by the SARFT. However, our subsidiaries have not obtained such license. Therefore, our subsidiaries may be prohibited from providing audio/video programs service and may be imposed by administrative penalties, such as warnings, fines, or even criminal liabilities. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Broadcasting Audio/Video Programs through the Internet” for further details.

Pursuant to NDRC Order 11, any sensitive outbound investment project carried out by overseas enterprise controlled by a PRC natural person shall be subject to a verification and approval procedure, and any non-sensitive outbound investment project, with the total investment amount from any Chinese investor via overseas enterprise under its control exceeding US$300 million, shall be reported to NDRC before the implementation of the project. On February 12, 2017, Kingsoft Corporation have entered into a voting proxy agreement with Mr. Sheng Fu, which became effective on October 1, 2017. According to such agreement, Kingsoft Corporation have delegated to Mr. Sheng Fu its approximately 39.9% voting power of our company. Mr. Sheng Fu has approximately 47% voting power of our company so far. As we and our overseas subsidiaries may be considered as companies under control of Mr. Sheng Fu pursuant to NDRC Order 11, verification and approval procedure or reporting may be required when we or our subsidiaries make investments outside China. While we endeavor to comply with NDRC Order 11 and other regulations regarding outbound investment, we cannot assure you that our existing or future subsidiaries will maintain all applicable outbound investment procedures in a timely manner, and any non-compliance on their part may cause potential liabilities to us and disrupt our operations. See “Item 4. Information on the Company—B. Business Overview—Regulations— Regulations on Outbound Investment” for further details.

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

In recent years, new laws and regulations were issued by the standing committee of the PRC National People’s Congress, MIIT, CAC and other authorities, such as the Supreme People’s Court of PRC and the Supreme People’s Procuratorate of PRC, to enhance the legal protection of information security and privacy on the internet. The laws and regulations also require internet operators to take measures to ensure confidentiality of user information. In 2019, CAC, MIIT and other authorities have carried out special campaigns against illegal acts of mobile internet application programs collecting and using personal information, several new guidelines and circulars were released for App operators as a reference for self-assessment, management mechanisms, technical safeguards and business procedures, in respect of personal information protection. We are also subject to regulations under U.S. state law regarding the publication and dissemination of our privacy policy with respect to user data. It is possible that we may become subject to additional U.S. state or federal legislation or rules and regulations of governmental authorities outside China regarding the use of personal information or privacy-related matters. The General Data Protection Regulation (GDPR) (EU) 2016/679 is a regulation in EU law on data protection and privacy for all individuals within the European Union. It addresses the export of personal data outside the EU. The GDPR became enforceable on May 25, 2018. Failure to comply with GDPR may result in punitive actions from EU authorities, reputation damage, user loss, and revenue loss. Complying with any additional or new regulatory requirements could force us to incur substantial costs or require us to change our business practices.

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

In addition to PRC laws and regulations, we face additional regulatory risks and costs outside China as our products and services are increasingly offered in overseas markets. Our overseas revenues accounted for 61.4% of our total revenues in 2019. We are subject to a variety of laws and regulations in foreign jurisdictions that involve matters central to our business, including privacy and data protection, rights of publicity, content, intellectual property, advertising, marketing, distribution, data security, data retention and deletion, personal information, national security, electronic contracts and other communications, virtual currencies, competition, protection of minors, consumer protection, telecommunications, taxation, and economic or other trade prohibitions or sanctions. The introduction of new products, services or expansion of our activities in certain jurisdictions may subject us to additional laws and regulations. In addition, foreign data protection, privacy, and other laws and regulations can be more restrictive than those in China and in the United States.

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

We may not be able to achieve our profitability in the future. In addition, we may not be able to obtain additional capital in a timely manner or on acceptable terms, or at all.

We have incurred losses before and in 2019, and we may not be able to regain our profitability in the future as we continue to develop our mobile application business, invest in mobile game businesses, artificial intelligence, expand our markets across the world and begin to sell smart devices in both China and the overseas markets. Our future revenue growth and profitability will depend on a variety of factors, many of which are beyond our control. These factors include our ability to successfully continue to timely anticipate and adequately address the evolving needs of our users, customers and business partners, as well as our ability to attract new users, increase user engagement, effectively design and implement monetization strategies, and compete effectively and successfully. Our ability to achieve and sustain profitability is also affected by market and regulatory development related to, among others, mobile applications, online marketing, mobile games and artificial intelligence in China and overseas. In addition, if we are unable to achieve profitability again, it may become more difficult for us to raise sufficient capital to satisfy our anticipated capital expenditures and other cash needs, in which case our business, results of operations and financial condition may be materially adversely affected.

We have granted, and may continue to grant, options, restricted shares and other types of share-based incentive awards, which may result in increased share-based compensation expenses.

We adopted a share award scheme, or the 2011 Plan, in May 2011, a 2013 equity incentive plan, or the 2013 Plan, in January 2014, and a restricted shares plan, or the 2014 Plan, in April 2014, pursuant to which we are authorized to grant options, restricted shares, restricted share units and other awards to our directors, officers, other employees and consultants, as each plan may provide. In addition to our share incentive plans, we have also granted share-based incentive awards in connection with certain investments and acquisitions made by us. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Awards.” In 2017, 2018 and 2019, we recorded RMB73.3 million, RMB85.1 million and RMB127.4 million (US$18.3 million), respectively, of share-based compensation expenses. The amount of these expenses is based on the fair value of the share-based incentive awards we granted, and the recognition of unrecognized share-based compensation expenses will depend on the forfeiture rate of our unvested share-based awards. Expenses associated with share-based compensation have affected our net income and may reduce our net income in the future, and any additional securities issued pursuant to share-based incentive awards will dilute the ownership interests of our shareholders, including holders of the ADSs. We believe the granting of share-based incentive awards is of significant importance to our ability to attract and retain key personnel, employees and consultants, and we will continue to grant share-based incentive awards in the future. As a result, our share-based compensation expenses may increase, which may have an adverse effect on our results of operations.

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

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on our internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2019. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” In addition, our independent registered public accounting firm has issued an attestation report, which concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2019.

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

In addition to the impact of COVID-19, our business could be materially and adversely affected by the outbreak of other health pandemics, including influenza A, such as H7N9, severe acute respiratory syndrome (SARS), COVID-19 or other pandemics. Any occurrence of these pandemic diseases or other adverse public health developments in China and other countries where we operate or elsewhere could severely disrupt our staffing or the staffing of our customers or business partners and otherwise reduce the activity levels of our work force and the work force of our customers or business partners, causing a material and adverse effect on our business operations.

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

Foreign ownership of internet-based, including mobile-based, businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates internet access, distribution of online information, online advertising, distribution and operation of online games through strict business licensing requirements and other government regulations. These laws and regulations also limit foreign ownership of PRC companies that provide internet information services. According to the Negative List (2019 Version), foreign investment in internet news information services, online publication services, online audio-visual program services, internet cultural business (except for music) are prohibited, and foreign equity share in a value-added telecommunication business shall not exceed 50% (excluding e-commerce, domestic multi-party communication, store-and-forward, and call center), and the basic telecommunication services shall be controlled by the Chinese party. In addition, according to the Several Opinions on the Introduction of Foreign Investment in the Cultural Industry promulgated by the MOC, the SARFT, the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce, or the MOFCOM, in July 2005, foreign investors are prohibited from investing in or operating, among other things, any internet cultural operating entities. Companies providing mobile internet services such as ours are governed by these rules and regulations on internet companies in China.

We are a Cayman Islands company and conduct part of our operations through our VIEs. Our VIEs, together with subsidiaries of our VIE, contributed a portion of our consolidated revenues in the years ended December 31, 2017, 2018 and 2019. We exercise effective control over our VIEs through a series of contractual arrangements that those entities and/or their shareholders signed with our company, our wholly-owned PRC subsidiaries, including but not limited to Beijing Kingsoft Internet Security Software Co., Ltd., or Beijing Security, and Conew Network. Our contractual arrangements with our VIEs and their shareholders enable us to exercise effective control over our VIEs and give us the obligation to absorb losses and the right to receive benefits of the VIEs, enabling us to consolidate their operating results. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our VIEs.”

On September 28, 2009, the General Administration of Press and Publication, or the GAPP, which later integrated with the State Administration for Radio, Film and Television to become SARFT effective from March 22, 2013, the National Copyright Administration and the Office of National Work Group for Combating Pornography and Illegal Publications jointly issued a Notice on Implementing the Provisions of the State Council on “Three Determinations” and the Relevant Explanations of the State Commission Office for Public Sector Reform and Further Strengthening the Administration of the Pre-approval of Online Games and Examination and Approval of Imported Online Games, or Circular 13. Circular 13 restates that foreign investors are not permitted to invest in online game-operating businesses in China via wholly-owned, equity joint venture or cooperative joint venture investments and expressly prohibits foreign investors from gaining control over or participating in domestic mobile game operators through indirect ways such as establishing other joint venture companies or entering into contractual or technical arrangements such as the VIE structural arrangements we adopted. As no detailed interpretation of Circular 13 has been issued to date, it is not clear how Circular 13 will be implemented. We are not aware of any companies that have adopted a corporate structure that is the same as or similar to ours having been penalized or having had their arrangements terminated under Circular 13 since the effective date of the circular. Furthermore, as some other primary government regulators, such as the MOFCOM and the MIIT, did not join in issuing Circular 13, the scope of the implementation and enforcement of Circular 13 remains uncertain. In the event that we, our PRC subsidiaries and VIEs are found to be in violation of the prohibition under Circular 13, the SARFT, in conjunction with the relevant regulatory authorities in charge, may impose applicable penalties, which may include suspension or revocation of relevant licenses and registrations.

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

Because of PRC restrictions on foreign ownership of internet businesses in China, we depend on contractual arrangements with our VIEs, in which we have no ownership interest, to conduct our business in China. These contractual arrangements are intended to provide us with effective control over these entities and allow us to obtain economic benefits from them. The shareholders of our VIEs include, but not limited to, Messrs. Sheng Fu, and Kun Wang, who are also our employee and/or director, as well as Ms. Weiqin Qiu and Mr. Wei Liu. For additional details on these ownership interests, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our VIEs.” However, these contractual arrangements may not be as effective in providing control as direct ownership. For example, our VIEs and their shareholders could breach their contractual arrangements with us by, among other things, failing to operate our business in an acceptable manner or taking other actions that are detrimental to our interests. If we were the controlling shareholder of these VIEs with direct ownership, we would be able to exercise our rights as shareholders to effect changes to their board of directors, which in turn could implement changes at the management and operational level. However, under the current contractual arrangements, as a legal matter, if our VIEs or their shareholders fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies under PRC law, including contract remedies, which may be time-consuming, unpredictable and expensive. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing them, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and damage our reputation. See “—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.”

Substantial uncertainties exist with respect to the interpretation and implementation of PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the Foreign Investment Law, or the FIL, was adopted and approved by Second Session of the 13th National People’s Congress of China . On December 26, 2019, the Implementation Regulation for the Foreign Investment Law of the People’s Republic of China, or the FIL Implementing Regulations, was issued by the State Council. Both the FIL and the FIL Implementing Regulations came into force on January 1, 2020. The FIL and the FIL Implementing Regulations, upon taking effect, will replace the three existing laws on foreign investment (collectively “Three FDI law”), namely, the Law on Sino-Foreign Equity Joint Ventures, the Law on Sino-Foreign Contractual Joint Ventures and the Law on Wholly Foreign Owned Enterprises, and become a fundamental law of China in the foreign investment area, setting forth the basic legal framework in this regard.

According to the FIL, foreign investment may be conducted through the following four ways: (i) foreign investor, independently or jointly with other investors, set up foreign-invested enterprises in China, (ii) foreign investors obtain shares, equities, property shares or other similar rights and interests of Chinese domestic enterprises, (iii) foreign investor, independently or jointly with other investors, invests in a new project (the “Project Investment”) and (iv) other forms stipulated under laws, administrative regulations and provisions of the State Council. It is worth noting that the FIL has removed the “variable interest equity” or VIE structure from the definition of foreign investment and cancelled the standard of “actual control” to identify the foreign investment as was introduced in the draft of the proposed Foreign Investment Law published by the MOFCOM in 2015, or the 2015 Draft.

Notwithstanding the above, the FIL stipulates that foreign investment include “other forms stipulated under laws and regulations”, a catch-all clause which needs to be further clarified as to whether the VIE structure will be interpreted to fall within it. There are possibilities that future laws, administrative regulations or provisions prescribed by the State Council may stipulate VIE structure as a form of foreign investment, at which time it will be uncertain whether the VIE structure through which we conduct our operations will be deemed to be in violation of the foreign investment access requirements and how the above-mentioned VIE structure will be handled.

The services we provide and businesses we operate through our VIEs, including the internet news information services, internet publication services and other related services are subject to the foreign investment restrictions or prohibitions set forth in the Negative List (2019 Version). Where a foreign investor invests in a field or sector that is prohibited to under the Negative List, it will be ordered to stop the investment activities, dispose of the shares or assets or take other necessary measures within a specified time limit, and restore to the status to be prior to the occurrence of the aforesaid investment, and the gains of such foreign investor (if any) will be confiscated by competent authority.

If the VIE structure is deemed to be a form of foreign investment as interpreted by the FIL or future laws and regulations, we may be required to dispose of our subsidiaries, or have to take other actions to adjust our corporate structure and operations, which could have an adverse effect on our corporate structure, financial conditions and business operations.

The FIL also establishes several administration systems for foreign investment, amongst others, the information reporting system. Foreign investors or FIEs are required to submit investment information to the competent authorities through the system of enterprises registration and enterprise credibility disclosure. The FIL clearly stipulates that any company found to be non-compliant with these information reporting obligations is subject to fines and other penalties. On December 30, 2019, the MOFCOM and SAMR issued the Measures of Information Report of Foreign Investment, or the FI Information Report Measures, according to which foreign investors establishing foreign investment enterprises in China shall submit an initial report through the Enterprise Registration System at the time of completion of registration formalities for establishment of foreign investment enterprises. Where there is a change in the information in the initial report which involves change registration (filing) of the enterprise, the foreign investment enterprise shall submit the change report through the enterprise registration system at the time of completion of change registration (filing) for the enterprise. Also, the FIEs are required to submit its annual report for the previous year through the National Enterprise Credit Information Publicity System from January 1 to June 30 each year. The MOFCOM and its local departments shall supervise and inspect the compliance with the FI Information Report Measures, through random inspection and other methods.

The Foreign Investment Law and the FI Information Report Measures may also impact our corporate governance practice and increase our compliance costs. For instance, the Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from investment initial report and change report that are required at each investment and alteration of investment specifics, an annual report is mandatory. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

Our contractual arrangements with our VIEs may result in adverse tax consequences to us.

As a result of our corporate structure and the contractual arrangements among our PRC subsidiaries, our VIEs, their shareholders and us, we are effectively subject to PRC value-added tax and related surcharges on revenues generated by our subsidiaries from our contractual arrangements with our VIEs. The PRC Enterprise Income Tax Law, or the EIT Law, requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its affiliates or related parties to the relevant tax authorities. These transactions may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year during which the transactions are conducted. In addition, on March 18, 2015, the State Administration of Taxation, or the SAT, issued the Bulletin Regarding the Enterprise Income Tax Matter in Relation to Enterprise’s Payment of Fees to Overseas Affiliated Parties, or the Bulletin 16, to further regulate the transfer pricing issues in relation to the fees payment to affiliated parties. Among other things, the Bulletin 16 makes it clear that the fees paid to overseas affiliated parties in the following situations cannot be deducted from the taxable income when determining a PRC company’s enterprise income tax: (a) the fees paid to an overseas affiliated party which has no substantial operating activities; (b) the fees paid to an overseas affiliated party for labor service that would bring direct or indirect economic interests; (c) royalties paid for intangible properties to which the affiliated party that charges the fees only has legal title but has made no contribution to the creation of the value of such properties; and (d) the fees paid under arrangements made for listing or financing purposes. Furthermore, on March 17, 2017, the SAT promulgated the Announcement of the State Administration of Taxation on Promulgating the Administrative Measures for Special Tax Investigation Adjustments and Mutual Agreement Procedures, or Bulletin 6, which become effective as of May 1, 2017. The Bulletin 6 specifies further the provisions in Bulletin 16, regulating the basic rules about the income distribution of intangible properties, payments for labor service and no substantial operating activities and so on. Meanwhile, it abolished the application of Bulletin 16 since May 1, 2017. We may be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between us and our VIEs were not on an arm’s length basis and therefore constituted improper transfer pricing arrangements. If this occurs, the PRC tax authorities could request that our VIEs and any of their respective subsidiaries adjust their taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by reducing expense deductions recorded by such VIEs and thereby increasing these entities’ tax liabilities, which could subject these entities to late payment fees and other penalties for the underpayment of taxes. Our consolidated net income may be adversely affected if our VIEs’ tax liabilities increase or if they become subject to late payment fees or other penalties.

The shareholders of our VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business.

The shareholders of our VIEs include, but not limited to, Messrs. Sheng Fu, and Kun Wang, who are also our employee and/or director, as well as Ms. Weiqin Qiu and Mr. Wei Liu. Conflicts of interest may arise between their roles as shareholders, directors or officers of our company and as shareholders of our VIEs. We rely on these individuals to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to our company to act in good faith and in the best interest of our company and not to use their positions for personal gain. Although the shareholders of our VIEs have executed shareholder voting proxy agreements to irrevocably appoint our company or a person designated by our company to vote on their behalf and exercise voting rights as shareholders of the VIEs, we cannot assure you that when conflicts arise under those agreements or otherwise, the shareholders of our VIEs will act in the best interest of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and these shareholders, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

Kingsoft Corporation, one of our principal shareholders, and our founders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders, which may discourage, delay or prevent a change in control of our company and could deprive our shareholders of an opportunity to receive a premium for their securities.

As of March 31, 2020, Kingsoft Corporation, one of our principal shareholders, and Mr. Sheng Fu, directly or through their holding vehicles, together beneficially own an aggregate of 55.5% of our total outstanding Class A and Class B shares, and 73.5% of the total voting power. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of any contemplated sale of our company and may reduce the price of our ADSs.

We may lose the ability to use and enjoy vital assets held by our VIEs if they go bankrupt or become subject to a dissolution or liquidation proceeding.

Some of our VIEs hold certain assets that are essential to the operations of our platform and important to the operation of our business in China, such as the ICP Licenses, Internet Culture Operation Licenses, patent applications and software copyrights for the proprietary technology. If any of these entities goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of such entities undergoes a voluntary or involuntary liquidation proceeding, the unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

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

A severe or prolonged downturn in the global economy could materially and adversely affect our business and financial condition.

COVID-19 had a severe and negative impact on the Chinese and the global economy in the first quarter of 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Any severe or prolonged slowdown in the global economy may materially and adversely affect our business, results of operations and financial condition.

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

In July 13, 2006, the MIIT issued the Circular of the Ministry of Information Industry on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services. This circular requires foreign investors can only operate a telecommunications business in China through establishing a telecommunications enterprise with a valid telecommunications business operation license, and prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunication business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunication business in China. According to this circular, either the holder of a value-added telecommunications business operation license or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunications services. The circular also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. However, due to the lack of any additional interpretation from the regulatory authorities, it remains unclear what impact such circular will have on us or the other PRC internet companies with similar corporate and contractual structures.

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

Content posted or displayed on our mobile and PC platforms and applications such as duba.com, including advertisements, may be found objectionable by PRC regulatory authorities and may subject us to penalties and other severe consequences.

The PRC government has adopted regulations governing internet and wireless access and the distribution of information over the internet and wireless telecommunication networks. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet or wireless networks content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, fraudulent or defamatory. Furthermore, internet content providers are also prohibited from displaying content that may be deemed by relevant government authorities as “socially destabilizing” or leaking “state secrets” of the PRC. Meanwhile, the network information content service platforms are required to fulfill their primary responsibilities for management of information contents, and are required not to disseminate any illegal information as mentioned in the Provisions on Governance of the Network Information Content Ecology released by the CAC on December 15, 2019, with effect from March 1, 2020. Failure to comply with these requirements may result in the revocation of licenses to provide internet content or other licenses, the closure of the concerned platforms and reputational harm. The operator may also be held liable for any censored information displayed on or linked to their platform, and hence we may also be subject to potential liability for any unlawful actions by our users or customers on our platform. For a detailed discussion, see “Item 4. Information on the Company—B. Business Overview—Regulations.”

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

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands. However, we conduct most of our operations in China and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China and all of them are PRC nationals. As a result, it may be difficult for your to effect service of process upon us or our management residing in China. In addition, China does not have treaties providing for reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “—Risks Relating to the ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

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

The M&A Rules requires that mergers and acquisitions of domestic enterprises by foreign investors shall be subject to the approval of the MOFCOM or its delegates at provincial level. In the event that any domestic company, enterprise or natural person merges or acquires a domestic company that has affiliated relationship with it through an overseas company legally established or controlled by such domestic company, enterprise or natural person (the “Affiliated M&A”), the merger and acquisition applications shall be submitted to the MOFCOM for approval. Any circumvention on the requirement including domestic re-investment of a foreign invested enterprise is not allowed.

After the implementation of the FI Information Report Measures on January 1, 2020, where a foreign investor acquires a domestic non-foreign-invested enterprise by equity, it shall submit an initial report through the enterprise registration system when handling the change registration for the acquired enterprise instead of obtaining the approval of the MOFCOM or its delegates at provincial level. However, regarding the affiliated M&A, according to the Negative List (2019 Version), a M&A of affiliated domestic companies by domestic companies, enterprises or natural persons via the companies legally established or controlled overseas, it shall still be subject to the approval by the MOFCOM under the M&A Rules.

Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress on August 30, 2007 and effective as of August 1, 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion and at least two of these operators each had a turnover of more than RMB400 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion, and at least two of these operators each had a turnover of more than RMB400 million within China) must be cleared by the MOFCOM before they can be completed. In addition, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, on August 25, 2011, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Regulations, which became effective on September 1, 2011, to implement the Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the MOFCOM Security Review Regulations, the MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If the MOFCOM decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under the Circular 6 led by the NDRC and the MOFCOM under the leadership of the State Council, to carry out security review. Prior the promulgation of the Foreign Investment Law or the FIL, only principle provisions are scattered and mentioned in few articles of regulations. In this context, FIL officially established safety review system for foreign investment at the level of law for the first time. Article 35 of the FIL stipulates that the State establishes a foreign investment security review system to conduct security review on foreign investments which have or may have an impact on national security. The safety review decision made in accordance with the law is final.

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

On August 29, 2008, the SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 provides that Renminbi capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, the SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from the foreign currency registered capital of a foreign-invested company. The use of such Renminbi capital may not be altered without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Such requirements are also known as “payment-based foreign currency settlement system” established under the SAFE Circular 142. Violations of SAFE Circular 142 could result in severe monetary or other penalties. Furthermore, the SAFE promulgated a circular on November 9, 2010, known as Circular 59, and another supplemental circular on July 18, 2011, known as Circular 88, which both tighten the examination of the authenticity of settlement of foreign currency capital or net proceeds from overseas listings. The SAFE further promulgated the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses, or Circular 45, on November 9, 2011, which expressly prohibits foreign-invested enterprises from using registered capital settled in Renminbi converted from foreign currencies to grant loans through entrustment arrangements with a bank, repay intercompany loans or repay bank loans that have been transferred to a third party. Circular 142, Circular 59, Circular 88 and Circular 45 may significantly limit our ability to make loans or capital contributions to our PRC subsidiaries and to convert such proceeds into Renminbi, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

Furthermore, on March 30, 2015, the SAFE promulgated the Circular on the Reform of the Administrative Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or Circular 19, which became effective as of June 1, 2015. This Circular 19 is to implement the so-called “conversion-at-will” of foreign currency in capital account, which was established under a circular issued by the SAFE on August 4, 2014, or Circular 36, and was implemented in 16 designated industrial parks as a reform pilot. The Circular 19 now implements the conversion-at-will of foreign currency settlement system nationally, and it abolished the application of Circular 142, Circular 88 and Circular 36 starting from June 1, 2015. Among other things, under Circular 19, foreign-invested enterprises may either continue to follow the payment-based foreign currency settlement system or elect to follow the conversion-at-will of foreign currency settlement system. Where a foreign-invested enterprise follows the conversion-at-will of foreign currency settlement system, it may convert any or 100% amount of the foreign currency in its capital account into RMB at any time. The converted RMB will be kept in a designated account known as “Settled but Pending Payment Account,” and if the foreign-invested enterprise needs to make further payment from such designated account, it still needs to provide supporting documents and go through the review process with its bank. If under special circumstances the foreign-invested enterprise cannot provide supporting documents in time, Circular 19 grants the banks the power to provide a grace period to the enterprise and make the payment before receiving the supporting documents. The foreign-invested enterprise will then need to submit the supporting documents within 20 working days after payment. In addition, foreign-invested enterprises are now allowed to use their converted RMB to make equity investments in China under Circular 19. However, foreign-invested enterprises are still required to use the converted RMB in the designated account within their approved business scope under the principle of authenticity and self-use. On October 23, 2019, the SAFE promulgated the Notice of Foreign Exchange of Further Facilitating Cross-border Trade and Investment, or SAFE Circular 28, and the Notice of the State Administration of Foreign Exchange on Reducing Foreign Exchange Accounts, or SAFE Circular 29, clearly cancelling the restrictions on domestic equity investment of capital funds by ordinary foreign-invested enterprises. Operational Guidance for Handling Relevant Foreign Exchange Business under Capital Account by Banks, or the “Operational Guidance”, which is the appendix of SAFE Circular 29, further provides that the foreign exchange receipts under capital accounts of domestic institutions and the RMB funds obtained from foreign exchange settlement may be used by domestic institutions for expenditures under current accounts within their business scope, or for expenditures under capital accounts permitted by laws and regulations. However, the following expenditures are prohibited: (i) shall not be directly or indirectly used for expenditures beyond the business scope of an enterprise or expenditures prohibited by laws and regulations of the State; (ii) shall not be directly or indirectly used for securities investments or other investments or wealth management other than banks’ principal-protected products, unless otherwise expressly provided by laws and regulations; (iii) shall not be used for granting loans to non-affiliated enterprises, unless expressly permitted in the business scope; and (iv) shall not be used for constructing or purchasing real estate not for self-use (except for real estate enterprises). For detailed information, please see “Item 4. Regulations—Regulations of Foreign Currency Exchange and Dividend Distribution”.

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

With respect to our PRC subsidiaries, under PRC laws and regulations, wholly foreign-owned enterprises in the PRC, such as Conew Network and Zhuhai Juntian Electronic Technology Co., Ltd., or Zhuhai Juntian, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. At the discretion of the board of directors of the wholly foreign-owned enterprise, it may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. On March 15, 2019, the National People’s Congress adopted the Foreign Investment Law of the People’s Republic of China, or FIL, which became effective on January 1, 2020. Upon the implementation of the FIL, Law on Wholly Foreign Owned Enterprise was repealed. The FIL sets out that the business forms, structures, and rules of activities of foreign-funded enterprises shall be governed by the Company Law of the People’s Republic of China, the Partnership Law of the People’s Republic of China, and other laws. Foreign-funded enterprises formed under the Law on Sino-Foreign Equity Joint Ventures, the Law on Sino-Foreign Contractual Joint Ventures and the Law on Wholly Foreign Owned Enterprises before the implementation of FIL Law may maintain their original business forms, among others, for five years after FIL Law comes into force.

According to the Company Law, if the aggregate balance of our statutory common reserve is not enough to make up for the losses of the previous year, the current year’s profits shall first be used for making up the losses before the statutory common reserve is drawn according to the provisions of the preceding paragraph. After we have drawn statutory common reserve, which is 10% of the after-tax profit, from the after-tax profits, it may, upon a resolution made by the shareholders’ meeting, draw a discretionary common reserve from the after-tax profits. After the losses have been made up and common reserves have been drawn, the remaining profits shall be distributed to shareholders in proportion to the actual capital contribution actually paid by them, unless otherwise agreed upon by all the shareholders. We may stop drawing the profits if the aggregate balance of the statutory common reserve has already accounted for over 50% of our registered capital. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations of Foreign Currency Exchange and Dividend Distribution” for further details.

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

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offerings or convertible senior notes offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

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

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by PCAOB. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular the PRC’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress that would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the New York Stock Exchange of issuers included on the SEC’s list for three consecutive years. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ADSs could be adversely affected. It is unclear if this proposed legislation would be enacted. On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risk that disclosures will be insufficient in many emerging markets, including China, compared to those made by U.S. domestic companies.

In discussing the specific issues related to the greater risk, the statement again highlights the PCAOB’s inability to inspect audit work paper and practices of accounting firms in China, with respect to their audit work of U.S. reporting companies.

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

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges included on the SEC’s list for three consecutive years. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. It is unclear if this proposed legislation would be enacted. On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risk that disclosures will be insufficient in many emerging markets, including China, compared to those made by U.S. domestic companies. In discussing the specific issues related to the greater risk, the statement again highlights the PCAOB’s inability to inspect audit work paper and practices of accounting firms in China, with respect to their audit work of U.S. reporting companies.

Furthermore, there has been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have material and adverse impact on the stock performance of China-based issuers listed in the United States.

Risks Relating to the ADSs

The trading price of our ADSs has been volatile and may continue to be volatile regardless of our operating performance.

The trading price of our ADSs has been and may continue to be subject to wide and sudden fluctuations due to factors including the following:

•	variations in our revenues, earnings and cash flow;

•	announcements of new investments, acquisitions, strategic partnerships, or joint ventures by us or our competitors;

•	announcements of new services and expansions by us or our competitors;

•	announcement of termination of partnership by important customers/vendors;

•	changes in financial estimates by securities analysts;

•	fluctuations in our user or other operating metrics;

•	fluctuations in the stock price of Kingsoft Corporation, one of our principal shareholders, or news about Kingsoft Corporation that has an impact on us;

•	failure on our part to realize monetization opportunities as expected;

•	changes in revenues generated from our top customers;

•	additions or departures of key personnel;

•	detrimental negative publicity about us, our management, our competitors or our industry;

•	short seller reports that make allegations against us or our affiliates, even if unfounded;

•	regulatory developments affecting us or our industry; and

•	potential litigation or regulatory investigations.

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

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, as amended from time to time, the Companies Law (2020 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

Our board of directors has discretion as to whether to distribute dividends, subject to applicable laws. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Save for certain limited exceptions, upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares. All of the ordinary shares held by our shareholders prior to the completion of the initial public offering were re-designated as Class B ordinary shares upon completion of the offering. Kingsoft Corporation, one of our principal shareholders, and Mr. Sheng Fu, directly or through their holding vehicles, beneficially own an aggregate of 55.5% of our total outstanding shares, representing 73.5% of our total voting power as of March 31, 2020, which give them considerable influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. We and certain of our current and former officers have been named as defendants in a putative securities class action filed on November 30, 2018 in the U.S. District Court for the Southern District of New York: Marcu v. Cheetah Mobile Inc., et al., Case No. 1:18-cv-11184. The action was purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in our ADRs between April 21, 2015 and November 27, 2018. The action alleges that we made false or misleading statements regarding our business and operations in violation of the Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. On February 8, 2019, the court entered an order appointing lead plaintiffs in this action. On February 13, 2019, the court approved a scheduling stipulation for the filing of the plaintiffs’ amended complaint and defendants’ responsive pleadings. On March 28, 2019, an amended complaint was filed. On May 16, 2019, a motion to dismiss the amended complaint was filed. On October 2, 2019, a second amended complaint was filed. On November 6, 2019, a motion to dismiss the second amended complaint was filed, which is currently pending before the Court. The action remains in its preliminary stages. Such lawsuit could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the lawsuit. Any such lawsuit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2019, which could subject United States investors in the ADSs or Class A ordinary shares to significant adverse United States income tax consequences.

We will be a “passive foreign investment company,” or “PFIC,” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we treat our VIEs as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements.

Based on the market price of our ADSs and the composition of our assets, we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2019, and we will likely be a PFIC for our current taxable year ending December 31, 2020 unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

Beijing Cheetah Network Technology Co. Ltd., or Beijing Network, was incorporated in China in July 2012 as our VIE and has been consolidated in our financial statements since its incorporation. We exercise effective control over our VIEs, such as Beijing Mobile and Beijing Network, through contractual arrangements among them, their shareholders and our applicable PRC subsidiaries, Beijing Security and Conew Network. For a detailed description of our contractual arrangements with the VIEs, see “—C. Organizational Structure— Contractual Arrangements with Our VIEs.”

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

Since September 2016, we have incorporated Live.me Inc. (“Live.me”), a Cayman Islands company, and several subsidiaries including Hong Kong Live.Me Corporation Limited, to operate our live streaming business. In December 2016, Live.me Inc. entered into an agreement to issue certain number of shares to one of its management members. In April 2017, Live.me Inc. raised an aggregate of US$60 million from a group of investors as well as our company. In November 2017, Live.me Inc. raised US$50 million from Bytedance Ltd. as its Series B financing. Following the foregoing transactions, we held approximately 52.1% equity interest in Live.me Inc., and have retained control over the LiveMe business. On September 30, 2019, Live.me amended its share incentive plan to (i) increase the number of shares to be issued under the current plan and (ii) issue shares under the plan into a trust for the benefit of current and future recipients of Live.me share incentive awards. Subsequent to the deconsolidation, the Group owns 49.6% voting rights of Live.me. The remaining interests is accounted for equity investment using the fair value option in accordance with ASC825-10.

During 2017, we completed a business combination, which we expected to enhance our expertise in hardware services. The total purchase consideration was RMB41.5 million.

In September 2017, Beijing Security completed capital injection into Beijing OrionStar, an artificial intelligence company incorporated in China and controlled by Mr. Sheng Fu, the chief executive officer and director of our company. As a result, we, through Beijing Security, hold approximately 29.6% of then equity interest in Beijing OrionStar and have a two-year warrant to subscribe to additional equity interests amounted to US$62 million at the same valuation of our capital injection in September 2017. In July and September 2018, Beijing Security acquired additional equity interest in Beijing OrionStar through exercising part of the foregoing warrant. In 2019, Beijing Security fully exercised its warrant in Beijing OrionStar. Subsequent to the consummation of the transaction, we, through Beijing Security, hold 38.7% equity interest in Beijing OrionStar.

Since July 2018, we have incorporated Cheetah Mobile Seal Inc., a Cayman Islands company, and several subsidiaries including Zhuhai Baoqu Technology Co., Ltd., to operate our PC business. In August 2018, Cheetah Mobile Seal Inc. entered into an agreement to issue certain number of shares to several management members who run such PC business.

Since January 2019, we established CheePop Holding Inc., a Cayman Islands company, together with its subsidiaries to focus on certain games developed and operated by one of our game teams. In February 2019, CheePop Holding Inc. entered into an agreement to issue certain number of shares to the management members and key employees.

During 2019, we completed a business combination, which we expected to enhance our expertise in hardware services. The total purchase consideration was RMB25.0 million (US$3.6 million). We have grown organically and through acquisitions, partnerships and investments in recent years. In 2017, 2018 and 2019, we have paid for investments and acquisitions in an aggregate amount of RMB462.0 million, RMB529.5 million and RMB523.1 million (US$75.1 million), respectively.

We have continued to return to our shareholders. In September 2018, our board of directors had approved a share repurchase program of up to US$100 million of our outstanding ADSs for a period not to exceed 12 months. We funded repurchases made under this program from its available cash balance. In 2019, we had repurchased approximately 4.5 million ADSs for approximately US$32 million under this program. We cancelled all the repurchased Cheetah ADSs. In 2019, our board of directors approved a special cash dividend of US$0.50 per American Depositary Share (“ADS”), or US$0.05 per ordinary share in August 2019. The aggregate amount of cash dividends were approximately US$72 million, which was funded by cash on our balance sheet.

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

Voting Proxy Agreement between Kingsoft Corporation and Mr. Fu

On February 12, 2017, Kingsoft Corporation entered into a voting proxy agreement with Mr. Sheng Fu, our chief executive officer and director, pursuant to which Kingsoft Corporation agreed to delegate voting rights pertaining to up to 399,445,025 Class B ordinary shares of our company that it owns to Mr. Fu. Upon Kingsoft Corporation’s shareholder approval and signing of a definitive agreement between Mr. Fu and our company in relation to our acquisition of equity interest in Beijing OrionStar, Kingsoft Corporation have delegated approximately 38%, which increased to 39.9% as of March 31, 2020, voting power of our company held by Kingsoft Corporation to Mr. Sheng Fu, effective October 1, 2017. The voting proxy agreement also provides for additional rights and obligations of Kingsoft Corporation and Mr. Fu, including, among other things, (a) prohibitions on Mr. Fu from participation or investment in any businesses competing with the principal businesses of our company and Kingsoft Corporation, (b) Mr. Fu’s obligation to use best efforts to retain our core management team, (c) Kingsoft Corporation’s right to revoke the voting proxy in the event that Mr. Fu breaches the aforementioned undertakings, and (d) agreement to increase the size and change the composition of our then nine-member board of directors, such that there would be 11 directors, including three directors from our management, one director designated by Kingsoft Corporation, one director designated by Tencent Holdings Limited, and six independent directors.

The voting proxy agreement may be terminated upon (i) revocation by Kingsoft Corporation based on a breach of certain undertakings by Mr. Fu, among other things, undertakings (a) and (b) in the above paragraph, (ii) mutual agreement by both parties, or (iii) disposal by Kingsoft Corporation of all of its equity interest in our company.

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

Over the past years, we had made significant investments in artificial intelligence and, together with Beijing OrionStar, one of our invested companies, we have accumulated deep knowledge in image recognition, voice recognition, natural language processing, text to speech and other AI related technologies. The recent outbreak of COVID-19 has increased customer demand for our robotics products and solutions, while robotics business will not generate significant revenues in the near term.

Although substantially all of our mobile and PC applications are free to our users, our large user base presents monetization opportunities for us and our customers. We generate revenues from our utility products and related services primarily by providing advertising services to advertisers worldwide, and also by selling advertisements and referring user traffic on our mobile and PC platforms. Recently, we began to introduce some premium services for our utility products, which have been well received by our users. We also generate revenues from mobile game business. Our portfolio of mobile games has attracted a massive user base, which also provides ample advertising revenue opportunities. In addition, users of our games can purchase in-game virtual items.

Our Core Offerings for Mobile Users and Customers

The table below sets forth some basic information of our core mobile and PC offerings for users, and AI products offered to customers.

Name	Operating System	Date of Launch or Acquisition
Utility Products
Clean Master	Android	September 2012(L)
Security Master (Formerly known as CM Security)	Android	January 2014(L)
Battery Doctor	Android iOS	September 2011 (L) July 2011 (L)
Cheetah Browser / CM Browser*	Windows	June 2012(L)
	Android iOS	June 2013 (L) June 2013 (L)
CM Launcher	Android	December 2014(L)
Cheetah Keyboard	Android	December 2016(L)
Photo Grid	Android iOS	May 2013(A) May 2013 (A)
CM Locker	Android	December 2014(L)
Duba Anti-virus	Windows	November 2000(L)
Mobile Entertainment Products
Self-developed Games
Piano Tiles 2	Android iOS	Late 2015 (L)
Rolling Sky	Android iOS	Early 2016 (L)
Dancing Line	Android iOS	Late 2017 (A)
Arrow.io	Android iOS	September 2016 (L)
Licensed Games
Tap Tap Fish	Android iOS	October 2016 (P)
Tap Tap Dash	Android iOS	October 2016 (P)
Bricks n Balls	Android iOS	January 2018 (P)
Others
AI-driven Products
Cheetah Voicepod		March 2018
Cheetah Translator		April 2018
Cheetah GreetBot		November 2018

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

Cheetah GreetBot

Cheetah GreetBot is a reception robot that focuses on the business-to-business market. Cheetah GreetBot is developed by Beijing OrionStar. Cheetah Mobile became a distributor and application developer of Cheetah GreetBot in 2018. We have already found more use cases for Cheetah GreetBot to serve customers in diverse verticals in China, including as guides in museums, receptionists in hospitals or schools, and sales assistant in convenience stores. Recently, we have deployed Cheetah GreetBot in some shopping malls in China’s tier one and tier two cities. These GreeBots are able to help consumers find shops, restaurants, cinemas and other facilities and information they look for by voice interaction.

The recent coronavirus outbreak has increased customer demand for our robotics products and solutions. Since the outbreak started, we’ve launched anti-epidemic products for hospitals to relieve some of the pressure caused by a shortage of medical personnel and the threat of cross infections. As of today, our medical robots have been deployed in some Chinese hospitals.

Products and Services for Our Customers

Mobile advertising publisher

Our portfolio of utility and entertainment products attracted a massive user base, which enabled us to become one of the leading mobile advertising publishers. We aggregated ads from Baidu, Tencent and more than 20 global mobile advertising networks on our mobile advertising operations. Our ad serving technology helps determine the best available ad to show based on comparison of bids from different ad networks.

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

Our Artificial Intelligence Technologies

We have made significant investments in artificial intelligence and machine learning technologies. In 2018, we strengthened our capacity in AI by investing in Beijing OrionStar, an artificial intelligence tech company. In September 2019, Beijing OrionStar entered into a series B funding agreement with an outside investor. At the same time, we fully exercised its warrant in Beijing OrionStar to further strengthen our capacity in AI.

The recent coronavirus outbreak has increased customer demand for our robotics products and solutions. Since the outbreak started, we have launched anti-epidemic products for hospitals to relieve some of the pressure caused by a shortage of medical personnel and the threat of cross infections. As of today, our medical robots have been deployed in some Chinese hospitals.

Our Customers

Our customers primarily comprise of customers who place advertisements on our application offerings and individual customers who purchase and recharge virtual currencies used in our game applications. For our advertising services, our customers comprise direct advertisers including mobile application developers, mobile game developers and e-commerce companies, search engines and our partnering mobile advertising networks through which advertisers place advertisements on our applications, such as Baidu, and Bytedance. In 2017, 2018 and 2019, our five largest customers in aggregate contributed approximately 44.7%, 41.3% and 35.0% of our revenues, respectively.

In December 2018, Facebook suspended the advertising collaborations with us. The suspension does not impact our role as a Facebook advertising reseller through HK Zoom, a subsidiary of us. The reason cited by Facebook was that our company’s certain apps were not in compliance with Facebook’s policies. The suspension was pending a full review of our recent activities by Facebook. Since then, we had been actively communicating with and working with Facebook following receiving the notification of the suspension of collaboration and in Facebook’s full review of our recent activities in an effort to resume the normal business relationship with Facebook. These actions including having direct email communication with Facebook’s contact persons, providing written materials to demonstrate that we were indeed in compliance with Facebook’s policies, having face to face meeting with Facebook personnel to explain our business activities, and engaging a third party data auditing firm agreed by Facebook to conduct an internal review of our handling of Facebook user data in response to Facebook’s request. The review concluded that our handling of Facebook user data is compliant with the relevant data protection requirements in relevant Facebook policies. Unfortunately, Facebook has not resumed the collaboration with us.

In February 2020, our Google Play Store, Google AdMob and Google AdManager accounts were disabled by Google. According to Google, the decision was made because some of our apps had not been compliant with

Google policies, resulting in certain invalid traffic. Since February 20, 2020, we have been in continuous communication with Google to appeal the decision, clarify any misunderstanding, and adopt any requisite remedial measures to restore the disabled accounts. However, we were recently notified that Google was unable to reinstate our accounts after reviewing our appeal and additional information we provided. While we will continue to communicate with Google, and we cannot guarantee that its appeals will be successful. Google has been our largest customer since 2017, and contributed 21.9% of our total revenue including revenues from the mobile advertising business and revenues from the purchase and consumption of virtual items by users via Google as a channel in 2019.

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Because a limited number of customers contribute to a significant portion of our revenues, our revenues and results of operations could be materially and adversely affected if we were to lose a significant customer or a significant portion of its business.”

Marketing

We remain focused on driving organic growth for our products and services by improving user experience. We use social networks, online campaigns and offline events to promote our brand, products and services. We promote our brand, products and services across major social platforms such as Weibo, WeChat and DouYin. Over the past years, our creative team has produced a number of product and branding videos for video sharing sites such as DouYin, Youku and YouTube.

We closely track user growth in key countries across the United States, Europe, India and China. We currently acquire users through continued online promotion. We also grow our traffic organically through cross-promotion.

We have implemented a number of marketing initiatives designed to promote our brand among potential users and customers globally. For example, in March 2019, our robotic products were displayed at the International Consumer Electronics Show (CES). In October 2019, we attended the World Internet Conference, and our robotic products were displaced on the 70th Anniversary of the Founding of The People’s Republic of China. In December 2019, Mr. Sheng Fu, Cheetah Mobile’s Chairman and Chief Executive Officer shared his thoughts about the development of the AI industry at the 2019T-EDGE and the 2019 IFX—GEEKPARK.

Competition

We face intense competition in all lines of our business. For our utility products and related service, we generally compete with other mobile utility application developers that offer products claiming to perform similar functions as our utility applications, such as Clean Master, Security Master and CM Launcher. For our mobile game business, we compete with other mobile game developers, mobile game publishers and mobile advertising platform that focus on mobile casual games. We also compete with other companies providing AI-driven products and services in China.

In the internet space, we mainly compete with 360 in China’s internet security and anti-virus market. In the mobile utility product space, we mainly compete with CooTek (Cayman) Inc., a global mobile Internet company that offering mobile utility applications in the overseas markets. In the mobile games space, we mainly compete with Voodoo, a French-based global mobile casual game publisher .In the artificial intelligence space, we compete with other companies offering similar product offerings in China. In addition, we compete with all major internet companies for user attention and advertising spend.

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

Patents. As of March 31, 2020, we had 1868 patents in China and 92 patents outside China relating to our software and other proprietary technology. Of such total 1960 patents, 1722 patents were either independently or jointly held by Zhuhai Juntian, Beijing Security, Conew Network, Beijing Antutu Technology Co., Ltd., or Beijing Antutu, Guangzhou Network, and our other wholly-owned or controlled subsidiaries. 178 patents were either independently or jointly held by Beijing Mobile, Beijing Network, and our other VIEs, and 60 patents were jointly owned by our wholly-owned subsidiaries and VIEs. The 1960 patents will expire between December 2023 and June 2038. In addition to the aforementioned patents, as of March 31, 2020, we had a total of 1141 patent applications in China and 144 patents applications outside China. Among such patent applications, in relation to the proprietary technologies that are essential to the operations of our platform and important to our business, our wholly-owned or controlled subsidiaries, had independently filed 1238 patent applications, and our VIEs, had independently or jointly filed 47 patent applications. Once approved, depending on the type of patents, the patents that are in the process of application by our VIEs will normally expire 10 or 20 years after the date of application.

Copyrights. As of March 31, 2020, we had registered 482 copyrights, including 441 software copyrights and 41 artwork copyrights. In relation to our core proprietary technologies, Beijing Mobile and Beijing Network, and our other VIEs, independently or jointly owned 103 software copyrights, and jointly owned an additional 46 software copyrights together with Cheetah Technology, Zhuhai Juntian, Beijing Security, Conew Network or Guangzhou Network, and our other wholly-owned or controlled subsidiaries. Among the 482 copyrights, 292 copyrights were either independently or jointly registered under the name of Cheetah Technology, Zhuhai Juntian, Beijing Security, Conew Network or Guangzhou Network, and our other wholly-owned or controlled subsidiaries. All the software copyrights owned by our VIEs (excluding Beijing Conew) have been published between December 2009 and March 2020. Software copyrights are protected until the end of the 50th calendar year starting from the date of first publication.

Trademarks. As of March 31, 2020, we had registered 1810 trademarks in China. In addition, we currently had filed 321 trademark applications in China. We had 1596 registered trademarks outside China, and we had filed 388 trademark applications outside China.

Domain names. As of March 31, 2020, we had registered 421 domain names, including www.cmcm.com, www.duba.com, www.ijinshan.com and liebao.cn.

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

Regulations on Telecommunications Services and Foreign Ownership Restrictions

The Telecommunications Regulations, which became effective on September 25, 2000 and were respectively amended on July 29, 2014 and on February 6, 2016, and Administrative Measures on Telecommunications Business Permits (2017), which became effective since September 1, 2017, are the core regulations on telecommunications services in China. The Telecommunications Regulations set out basic guidelines on different types of telecommunications business activities, including the distinction between “basic telecommunications services” and “value-added telecommunications services.” Administrative Measures on Telecommunications Business Permits (2017) set out the standards regarding the application, examination and approval, use and administration of telecommunications business permits in China. According to the Classified Catalog of Telecommunications Business (2015 Version), implemented on March 1, 2016, amended on June 6, 2019 and attached to the Telecommunications Regulations, internet information services are deemed a type of value-added telecommunications services. The Telecommunications Regulations require the operators of value-added telecommunications services to obtain value-added telecommunications business operation licenses from the Ministry of Industry and Information Technology, or MIIT, or its provincial delegates prior to the commencement of such services.

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

To comply with such foreign ownership restrictions, we operate our businesses in China through Beijing Mobile, Beijing Network, Beijing Conew and other companies, our VIEs or their subsidiaries. Our VIEs are directly or indirectly owned by PRC citizens. Each of these entities is controlled by our company through a series of contractual arrangements. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our VIEs.” Based on our PRC legal counsel, Global Law Office’s understanding of the current PRC laws, rules and regulations, our corporate structure complies with all applicable PRC laws, and does not violate, breach, contravene or circumvent or otherwise conflict with any applicable PRC laws. However, we were further advised by our PRC legal counsel that there are substantial uncertainties with respect to the interpretation and application of existing or future PRC laws and regulations and thus there is no assurance that Chinese governmental authorities would take a view consistent with the opinions of our PRC legal counsel.

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

We currently, through Beijing Mobile, Beijing Network and other companies, our VIEs or their subsidiaries, hold valid ICP Licenses, covering the provision of internet information services, issued by the Beijing, Guangdong or Hainan branch of the MIIT. Besides, the ICP Measures and other relevant measures also ban the internet activities that constitute publication of any content that propagates obscenity, pornography, gambling and violence, incite the commission of crimes or infringe upon the lawful rights and interests of third parties, among others. If an internet information service provider detects information transmitted on their system that falls within the specifically prohibited scope, such provider must terminate such transmission, delete such information immediately, keep records and report to the governmental authorities in charge. Any provider’s violation of these prescriptions will lead to the revocation of its ICP License and, in serious cases, the shutting down of its internet systems.

The Administrative Regulations on Internet Forum Community Services, or the Forum Regulations, issued by CAC on August 25, 2017 and being effective since October 1, 2017, regulates the provision of internet forum community services within the PRC territory. Pursuant to the Forum Regulations, “internet forum community services” refers to services to provide an interactive community platform on the Internet to the users for releasing information, by means of forums, post bars or online communities. We currently, provide forums such as http://bbs.duba.net/, as online interactive platforms for users to release information relating to our products. According to the Forum Regulations, the internet forum community services provider shall strengthen the management of the information released by users. If it discovers any information that is prohibited by laws and regulations, the internet forum community services provider should immediately stop the transmission, delate such information and report to the state or local CAC in a timely way. Besides, the internet forum community services provider shall file and verify the real identity information of the initiators or managers of the forum sections, and shall not provide information releasing services for users who fail to provide real identity information. The users’ real identity information, when kept by the internet forum community services provider, shall not be disclosed, distorted, destroyed or illegally sold or provided to others.

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

Internet News Information Services

Under currently effective rules and regulations in the PRC, to provide internet news information services in China, including the relevant news reporting and commentary on politics, economy, military affairs, diplomacy, public emergencies and other public affairs, the service provider is required to obtain an internet news information service license, or an INIS License. Pursuant to the Provisions on the Administration of Internet News Information Services, which were jointly promulgated by the SCIO and the then Ministry of Information Industry (the predecessor of the MIIT) in September 2005 and were repealed in October 2017, internet news information service providers which are established by “non-news work units” and which republish news information, provide current event electronic bulletin services, and transmit to the public current event news report information are required to apply for an INIS License in order to provide internet news information services on current affairs and politics. On May 2, 2017, the Cyberspace Administration of China, or the CAC, promulgated Provisions on Administration over the Internet News Information Services, or the Internet News Provisions, which became effective on June 1, 2017, Pursuant to the Internet News Provisions, INIS License shall be obtained for providing to the public Internet news information services, including providing Internet news information collection and editing services, reprinting services and communication platform services, through the Internet website, application program, forum, blog, microblog, public account, instant messaging tool, Internet live streaming and other methods. It is prohibited to conduct Internet news information service activities without license or beyond the licensed scope. The collection and editing business and operational business of an Internet news information service provider shall be separated and non-public assets shall not be involved in the Internet news information collection and editing business. Any violation of the Internet News Provisions may result in penalties, including discontinuation of operations, warnings, orders to make correction within the prescribed time period, and imposition of fines and even criminal liabilities.

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

The Notice on Strengthening the Administration of Online Game Virtual Currency, or the Virtual Currency Notice, jointly issued by the MOC and the MOFCOM on June 4, 2009, defines the meaning of the term “virtual currency” and places a set of restrictions on the trading and issuance of virtual currency. The Virtual Currency Notice also states that online game operators are not allowed to give out virtual items or virtual currency through lottery-base activities, such as lucky draws, betting or random computer sampling, in exchange for cash or virtual money of the players.

We, through Beijing Mobile, Beijing Network and other companies, our VIEs or their subsidiaries have obtained the Internet Culture Operation Licenses from the Beijing, Guangdong or Hainan branch of the MOC (later the MCT) or MCT(formerly the MOC), which collectively cover the business scope of operating gaming products through the internet (including the issuance of virtual currency) However, among the above Internet Culture Operation Licenses, those covering the business scope of operating gaming products through the internet (including the issuance of virtual currency) are not required for operators of online games, due to the abolishment of the Provisional Administration Measures of Online Games, pursuant to a decision by Ministry of Culture and Tourism (“MCT”) on 10 July, 2019. For detailed information. See “Item 4. Regulations—Regulations on Online Games and Foreign Ownership Restrictions” for further details.

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

All operators of online games, or Online Game Business Operators, used to be required by the Online Game Measures to obtain Internet Culture Operation Licenses. An Internet Culture Operation License is valid for three years and in case of renewal, the renewal application should be submitted 30 days prior to the expiry date of such license. An Online Game Business Operator should request the valid identity certificate of game users for registration, and notify the public 60 days ahead of the termination of any online game operations or the transfer of online game operational rights. Online Game Business Operators are also prohibited from (a) setting compulsory combat in the online games without game users’ consent; (b) advertising or promoting the online games in a way that contains prohibited content, such as anything that compromises state security or divulges state secrets; and (c) inducing game users to input legal currencies or virtual currencies to gain online game products or services, by way of random draw or other incidental means. Pursuant to the Online Game Measures, the service agreements between the Online Game Business Operators and users shall contain all the clauses of a standard online game service agreement, which was issued by MOC on July 29, 2010, with no conflicts with the rest of clauses in such service agreements. We, through Beijing Mobile, Beijing Network and other companies, our VIEs or their subsidiaries, have obtained Internet Culture Operation Licenses from the Beijing, Guangdong and Hainan branch of the MOC or MCT, which collectively cover the business scope of operating music entertainment products through the internet, and operating gaming products through the internet, including the issuance of virtual currency.

However, pursuant to the Decision of Ministry of Culture and Tourism (“MCT”) on Abolishing Provisional Administration Measures of Online Games and the Measures for the Administration of Tourism Development Plans, which was promulgated by the MCT on 10 July 2019, the Online Game Measures was abolished.

On May 14, 2019, the general office of MCT promulgated the Notice on Adjustment of the Approval Scope of Internet Cultural Operation Licenses and Further Regulating the Approval Work, or the No. 81 Notice. According to the No. 81 Notice, the MCT no longer assumes the online game industry management responsibility. Upon receiving the No. 81 Notice, the provincial cultural and tourism administrative departments no longer approve and issue the Internet Culture Operation Licenses covering business scope of “operating gaming products through the internet” or “operating gaming products through the internet, including the issuance of virtual currency”. The Internet Culture Operation Licenses covering the afore-mentioned business scope which were issued before the No. 81 Notice and during the valid period shall continue to be valid. Such Internet Culture Operation Licenses will not need to be renewed upon expiry.

On March 10, 2020, Beijing Municipal Bureau of Culture and Tourism issued the Special Tips on Application for the Internet Culture Operation Licenses. Pursuant to the Special Tips, the approval scope of Internet Culture Operation Licenses shall include online music, online dramas and programs, online performance, online art, online animation and exhibition, competition activities. Internet Culture Operation Licenses shall not be issued to applicants engaged in other internet operation businesses not within the afore-mentioned approval scope.

According to the aforementioned regulations, Internet Culture Operation Licenses of Beijing Network and other companies, with the business scope of operating gaming products through the internet, may not need to be renewed upon expiry. On the other hand, our Culture Operation Licenses concerning business scope other than operating gaming products through the internet that remain being subject to the approval and administration by MCT will need to be renewed upon expiry.

On July 11, 2008, the General Office of the State Council promulgated the Regulation on Main Functions, Internal Organization and Staffing of the GAPP, or the Regulation on Three Provisions. On September 7, 2009, the Central Organization Establishment Commission issued the corresponding interpretations, or the Interpretations on Three Provisions. The Regulation on Three Provisions stipulates that the MOC is authorized to regulate the online game industry, while the State Administration of Press, Publication, Radio, Film and Television, or SARFT, is authorized to approve the publication of online games before their launch on the internet. The Interpretation on Three Provisions further provides that once an online game is launched on the internet, it will be completely under the administration of the MOC, and that if an online game is launched on the internet without obtaining prior approval from the SARFT, the MOC, instead of the SARFT, is directly responsible for investigation and punishment. On July 11, 2013, the General Office of the State Council promulgated the Provisions on the Main Responsibilities, Internal Institutions and Staffing of GAPP, or the Three-Decision Provisions, which reiterates the restrictions stipulated in the Regulation on Three Provisions. Although the aforementioned provisions or regulations remain valid, according to the No. 81 Notice, the MCT (formerly the MOC) no longer assumes the online game industry management responsibility.

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

Pursuant to the Administrative Measures on Usernames of Internet Users’ Accounts promulgated by the CAC on February 4, 2014, which became effective on March 1, 2015, users of internet information services are required to have their identity information authenticated in order to register user accounts. The internet information service providers are required to (i) improve user service agreement, clearly indicating users not to include any illegal or malicious information in account names, head portraits, profiles or any other registration information, and (ii) be equipped with the professionals and examine the account names, head portraits and other registration information submitted by the internet users. We cannot assure you that PRC regulators would not require us to implement much stricter real-name registration in the future. See “Item 3. Key Information—Risk Factors—Risks Relating to Doing Business in China—We may be adversely affected by the complexity of, and uncertainties and changes in, PRC regulation on mobile and PC internet businesses and companies.” In addition, we require our mobile and PC game developers to comply with the requirements under the PRC law, but we cannot assure you that such commercial partners will effectively implement the anti-fatigue rules, and any noncompliance on the part of such commercial partners may cause potential liabilities to us and in turn disrupt our operations. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry— Non-compliance on the part of third parties with whom we conduct business could disrupt our business and adversely affect our results of operations.”

On December 1, 2016, the MOC promulgated the Circular on Regulating the Operation of Online Games and Strengthening the Interim and Ex Post Supervision, or Circular 32, which became effective on May 1, 2017. The Circular 32 sets requirements in relation to the following aspects of online games: (i) clarifying the scope of online game operation; (ii) regulating services for issuance of virtual props of online games; (iii) strengthening the protection of the rights and interests online game users; (iv) strengthening the interim and ex post supervision of online game operation; and (v) seriously investigating and punishing illegal operating activities. According to the Circular 32, online game publishers shall require online game users to register their real names with valid identity documents, and keep user registration information, and shall not provide recharge or consumer services in game for online game users who login as visitors and also requires that the online game publishers shall fully comply with the relevant provisions of the Parents’ Guardian Project for Minors Playing Online Games, based on which, online game operators shall impose money and time limits for minor users in game and take technical measures to screen the scenes and functions not appropriate for minors. The Circular 32 has been repealed on August 19, 2019 according to the Announcement on the Review Results of Administrative Documents issue by the MCT on August 19, 2019.

On 25 October 2019, the Notice on Preventing Minors from Indulging in Online Games, or the Notice, issued by National Press and Publication Administration and came into effect on the same day, requests online game companies to implement the real-name registration system. All online game users must use valid identity information to register their game accounts. Online game companies must require existing users to complete the real-name registration within 2 months from the date of implementation of this notice and stop providing game service to users who cannot complete real-name registration within the prescribed period. The time and duration used by minors shall be strictly controlled. Online game companies are banned from providing game services to minors in any form between 10 p.m. and 8 a.m. The length of time that online game companies provide game services to minors shall not exceed 3 hours per day for statutory holidays and 1.5 hours for other days. Paid services provided to minors shall be regulated. Online game companies shall not provide paid game services for users under the age of 8 years old. As for the paid game services provided by the same online game company, for users who are over 8 years old and under 16 years old, the single recharge amount shall not exceed RMB 50, the monthly recharge amount shall not exceed RMB 200; for users over 16 years old and under 18 years old, the amount of one single recharge shall not exceed RMB 100, and the monthly recharge amount shall not exceed RMB 400.

Regulations on Computer Information System Security Special Products

Pursuant to the Provisions for Security Protection of Computer Information Systems promulgated by the State Council on February 18, 1994 and subsequently amended in 2011, and the Measures for Administration of Detection and Sales Permits for Computer Information System Security Special Products promulgated by the MPS on December 12, 1997, producers of security special products, including hardware and software products, shall have such products detected and recognized by qualified institutions, and obtain a sales license. A new sales license is required if an approved security product has any functional changes. “Security special products” refers to special hardware and software that is used for protecting the security of computer information system. The valid term of each sales permit is two years and the extension application shall be submitted to the competent branches of the Ministry of Public Security 30 days prior to the expiration of such term. Besides, as the upgrades of our software become more frequent and such examination and approval by the MPS may be time-consuming, we may not be able to obtain such permits for all upgrades in a timely manner, which may subject us to various penalties and adversely affect our business and results of operations. We, through Beijing Security, have obtained a sales license from the Ministry of Public Security, and are permitted to put the Kingsoft Duba 11 SP 11.9.1.042100 Antivirus Product Offline (Qualified) into the market for sale.

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

Regulations on Advertising Business

State Administration for Market Regulation, or the SAMR, which is the successor of SAIC, is the primary governmental authority regulating advertising activities in China. Regulations that apply to advertising business primarily include:

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

According to the above regulations, companies that engage in advertising activities including those conducted through the internet must each obtain, from the SAMR (formerly the SAIC) or its local branches, a business license which specifically includes operating an advertising business in its business scope. An enterprise engaging in advertising business within the specifications in its business scope does not need to apply for an advertising operation registration, provided that such enterprise is not a radio station, television station, newspaper or periodical publisher. Enterprises conducting advertising activities without such a license may be subject to penalties, including fines, confiscation of advertising income and orders to cease advertising operations pursuant to Advertisement Law. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant laws or regulations. For the enterprise which is not a radio station, television station, newspaper or periodical publisher, the term of validity of the registration of advertisement publication shall be consistent with the term of validity of the approval document for relevant media.

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

On February 9, 2018, the SAIC, currently known as SMAR, issued a Notice on Launching Special Rectification on Internet Advertising, the rectification priorities specified therein are: (i) illegal internet advertisement relating to orientation administration, politically sensitive problems or harming national interests; (ii) internet advertisement for food, dietary supplements, medical care, drugs, and medical devices, which contain false or illegal content that may harm personal safety; (iii) false and illegal Internet advertising for financial investment, business attraction, and collections, among others, containing content deceiving or misleading consumers; (iv) false and illegal Internet advertising interfering with public order, contrary to the good social customs, having an adverse social impact, or harming the physical and mental health of minors.

Regulations on Broadcasting Audio/Video Programs through the Internet

National Radio and Television Administration, or NRTA, the successor of SARFT is the primary governmental authority regulating activities involving broadcasting audio/video programs and services in China. Regulations that apply to broadcasting audio/video programs primarily include:

•

Administrative Measures for Broadcasting Audio/Video Programs through the Internet and Other Information Networks, or the Audio/Video Broadcasting Measures, issued by SARFT on July 6, 2004, effective since October 11, 2004 and updated in August 2015 (SARFT Order [2015] No. 3), which were superseded by Administrative Measures for Private Network and Directional Broadcast Audio/ Video Program Service (SARFT Order [2016] No. 6 or Order 6), which was promulgated on April 25, 2016 and became effective on June 1, 2016;

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

•	Notice on Strengthening the Administration of Internet Audio/Video Content, or the Internet Audio/ Video Content Notice, promulgated by SARFT on August 25, 2009 and effective since then.

Pursuant to the Classification Catalogue, category I internet audio/video program services relate to internet audio/video program services operated through radio stations or television stations. Category II internet audio/ video program services relate to the transmission of audio/video programs on current political news and the hosting, production, reporting and broadcasting of audio/video programs on literature and art, entertainment, science and technology, finance and economics, sports, education and other topics. Category III internet audio/ video program services refer to the activities of editing or arranging the information pertaining to audio/video programs broadcasted on the Internet on the same website and providing the public with the service of program searching or viewing or refer to the service of providing users with a special channel for uploading programs or information so that users can pass their source or others’ source of programs to the public via the information broadcasting system or viewing interface of the website for on-demand broadcasting to the public. Category IV internet audio/video program services relate to the transmission of radio or television program channels, internet audio/video program channels, or live streaming of online audio/video programs.

According to the above regulations, companies that engage in services relating to internet audio/video programs, which refer to the production, editing and aggregation of audio/video programs, the supply of audio/

video programs to the public via the internet, and the provision of services to third parties for upload and transmission of audio/video programs, are required to obtain an internet audio/video program transmission license issued by the SARFT and to operate the relevant business within the scope as provided in such license. Order 6 explicitly provided that foreign invested enterprises (including wholly foreign owned enterprises, joint ventures and cooperative joint ventures) shall not engage in such business in China. Pursuant to Circular 56 and the Internet Audio/Video Content Notice, internet audio/visual program service providers shall examine and ensure that the contents that they publish comply with applicable laws. Violation of these regulations may result in penalties, including warnings, orders compelling modification of operations or imposition of fines, or even criminal liabilities.

On November 18, 2019, CAC, MCT and NRTA jointly promulgated the Circular on Issuing the Administrative Provisions on Online Audio-visual Information Services (CAC Order [2019] No. 3), which was effective on January 1, 2020. According to the CAC Order [2019] No. 3, online audio-visual information services refer to the audio-visual information production, release and dissemination services provided for the public through internet sites, application programs and other online platforms. Online audio-visual information services refer to the organizations or individuals that provide the public with online audio-visual information services. Online audio-visual information service users refer to the organizations or individuals that use online audio-visual information services. An online audio-visual information service provider shall certify the real identity of each user by checking its organization code or his or her identity card number or mobile phone number or otherwise. If the user does not provide authentic identity information, the online audio-visual information service provider shall not provide the information release services for the user. An online audio-visual information service provider shall establish and improve a rumor refuting mechanism. If the provider finds that an online audiovisual information service user has produced, released or disseminated rumors by use of false images or audio and video generation technologies based on deep learning and virtual reality, the provider shall take appropriate rumor refuting measures in a timely manner, and report the relevant information to the departments of cyberspace, culture and tourism, and radio and television for the record.

Regulations on Robot Product Selling

SAMR is the primary governmental authority regulating activities involving robot product selling in China. Regulations that apply to robot product selling primarily include:

•

Product Quality Law of the PRC, which was promulgated by the Standing Committee of the National People’s Congress of the People’s Republic of China on February 22, 1993 and subsequently amended on July 8, 2000, August 27, 2009 and December 29, 2018;

•

E-Commerce Law of the People’s Republic of China, which was promulgated by the Standing Committee of the National People’s Congress of the People’s Republic of China on August 31, 2018 and became effective on January 1, 2019,

•	Administrative Measures for Online Trading, which was promulgated by the SAMR on January 26, 2014 and became effective on March 15, 2014;

•

Measures for the Administration of the Recall of Defective Consumer Goods, which was promulgated by the General Administration of Quality Supervision, Inspection and Quarantine ( having been restructured and named to the SAMR), on October 21, 2015 and became effective on January 1, 2016;

•	Interim Provisions on the Administration of Recall of Consumer Goods, which was promulgated by the SAMR on November 21, 2019 and became effective on January 1, 2020

•

Measures for the Administration of the Restricted Use of the Hazardous Substances Contained in Electrical and Electronic Products, which was promulgated by the National Development and Reform Commission, the Ministry of Science and Technology, the Ministry of Finance, the Ministry of Environmental Protection, the Ministry of Commerce, the General Administration of Customs and the General Administration of Quality Supervision, Inspection and Quarantine on January 6, 2016 and became effective on July 1, 2016;

•	Tort Law of the PRC, which was promulgated by the Standing Committee of the National People’s Congress on December 26, 2009 and became effective on July 1, 2010.

Pursuant to the above regulations, the sale of products that do not meet applicable health and safety standards and requirements is prohibited. Products shall not pose unreasonable dangers to human or property. Where a defective product causes physical injury to a person or damage to property, the aggrieved party may make a claim for compensation from the seller of the product. Sellers who selling non-compliant products may be ordered to cease production and sale of such products, or subject to fines and/or revocation of business license. Non-compliant products as well as earnings attributable to the sales of such products may also be confiscated. Where sellers are informed that there might be defects in consumer goods, sellers shall immediately notify the manufacturers and report to the provincial quality inspection departments at the places where they are located, and sellers shall immediately stop selling, leasing out and using defective consumer goods, and assisting manufacturers in implementing a recall. Otherwise the seller will be liable for tort claims.

Selling robot products is subject to a variety of consumer protection laws, including the PRC Consumer Rights and Interests Protection Law, as amended on October 25, 2013 and taking effect since March 15, 2014, which imposes obligations on business sellers. Failure to comply with these consumer protection laws could subject us to administrative sanctions, such as the issuance of warning, confiscation of income, imposition of fines, order to cease business operations, revocation of business licenses, as well as potential civil and criminal liabilities.

Intellectual Property Rights

Software Registration. The State Council and the NCA have promulgated various rules and regulations and rules relating to protection of software in China, including the Regulations on Protection of Computer Software promulgated by State Council on January 30, 2013 and effective since March 1, 2013, and the Measures for Registration of Copyright of Computer Software promulgated by NCA on February 20, 2002, amended on June 18, 2004 and effective since the same date. According to these rules and regulations, software owners, licensees and transferees may register their rights in software with the China Copyright Protection Center or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may be entitled to better protections.

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

Domain Name. In September 2002, the CNNIC issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names, which were amended on May 29, 2012. On November 5, 2004, the MIIT promulgated the Measures for Administration of Domain Names for the Chinese Internet, which were subsequently superseded by Administrative Measures for Internet Domain Names, effective on November 1, 2017, or the Domain Name Measures. The Domain Name Measures shall apply to Internet domain name services and related operation, maintenance, supervision and management, and other related activities that are carried out within the territory of the People’s Republic of China. According to the Domain Name Measures, the registration of domain names in PRC is on a “first-apply-first registration” basis. A domain name applicant will become the domain name holder upon the completion of the application procedure. In February 2006, the CNNIC issued the Measures on Domain Name Dispute Resolution, which were subsequently amended in June 2012 and in September 2014, and relevant implementing rules, pursuant to which the CNNIC can authorize a domain name dispute resolution institution to decide disputes.

Trademark. The PRC Trademark Law, adopted in 1982 and amended in 1993, 2001, 2013 and 2019, with its implementation rules adopted in 2002 and amended in 2014, protects registered trademarks. The Trademark Office of the SAIC handles trademark registrations and grants a protection term of ten years to registered trademarks. Trademark license agreements must be filed with the Trademark Office for record.

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

The National People’s Congress, China’s national legislative body, enacted the Decisions on the Maintenance of Internet Security on December 28, 2000, which was subsequently amended and took effect on August 27, 2009, pursuant to which the following types of conduct may subject persons to criminal liabilities in China: (a) conduct that may pose a threat to security of internet, including gaining improper entry into a computer or system of strategic importance, or disseminate virus and similar destructive programs; (b) conduct that may adversely affect national security and social stability, including disseminate politically disruptive information and leaking state secrets; (c) conduct that may disrupt economic and social administrative order, including spreading false commercial information and infringing upon intellectual property rights; and (d) conduct that may violate the legal interests of any other person, including infringing upon privacy.

On December 11, 1997, the State Council approved the Administration Measures on the Security Protection of Computer Information Network with Internationally Connections, which was issued by the Ministry of Public Security on December 26, 1997, and became effective on December 30, 1997, and amended on January 8, 2011. The measures require internet service providers to provide a report of certain user information to the public security authority and assist the public security authority in investigating incidents involving breach of laws and regulations on the Internet security, and prohibit using the internet in ways which, among others, result in a leakage of state secrets or a spread of socially destabilizing content. The Ministry of Public Security has supervision and inspection powers in this regard, and relevant local security bureaus may also have jurisdiction. If an ICP License holder violates these measures, the PRC government may revoke its ICP License and shut down its websites.

On February 4, 2015, the CAC promulgated the Provisions on the Administration of Usernames of Internet Users’ Accounts, which took effect on March 1, 2015 and require internet operators like us to censor usernames, icons and profiles provided by internet users and to refuse registration of non-compliant usernames or icons.

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

On November 15, 2018, the CAC promulgated the Provisions on the Safety Assessment for Internet Information Services Capable of Creating Public Opinions or Social Mobilization, which took effect on November 30, 2018. For the purpose of the Provisions, Internet information services capable of creating public opinions or social mobilization include: (i) launching information services such as forums, blogs, microblogs, chat rooms, communication groups, public accounts, short videos, webcasts, information sharing, small programs, etc. or setting up the corresponding additional functions; and (ii) launching other Internet information services that provide channels for the public to express their opinions or are capable of mobilizing the public to engage in specific activities. An Internet information service provider should conduct safety assessment for itself and be responsible for the assessment results, if it falls under any of the following circumstances: (i) where it launches an Internet information service capable of creating public opinions or social mobilization, or adds relevant functions to its information service; (ii) where it uses a new technology or application leading to a major change in the functional attributes, technical realization methods, or basic resource allocation of its information service, thus causing a major change in its capability of creating public opinions or social mobilization;

(iii) where the size of users significantly changes, leading to a major change in the information service’s capability of creating public opinions or social mobilization; (iv) where illegal or harmful information is spread, indicating that it is difficult to effectively prevent and control cybersecurity risks by existing security measures; or (v) other circumstances in which safety assessment is required by the online cyberspace departments or the public security organ at or above the prefecture level in writing. After the safety assessment, if an Internet information service provider finds a potential safety hazard, it shall promptly rectify until the relevant safety hazard is eliminate; if it complies with laws and regulations, a safety assessment report shall be compiled and submitted to the local cyberspace department and public security organ through the national Internet safety management service platform.

On December 15, 2019, the CAC released the Provisions on Governance of the Network Information Content Ecology, with effect from March 1, 2020. According to the Provisions, network information content producers are encouraged to produce, reproduce and publish positive information, such as “contents of revealing highlights of economic and social development and reporting the hard work and affluent life of the people”. Meanwhile, network information content producers shall not produce, reproduce or publish any illegal information, such as information that “undermines national security, divulges state secrets, subverts the state power or jeopardize the national unity”, and shall take measures to prevent and resist the production, reproduction and publication of adverse information, such as “overstated headlines that are significantly inconsistent with the contents”. Meanwhile, the network information content service platforms are required to fulfill their primary responsibilities for management of information contents, strengthen the governance of the network information content ecology on their respective platform, and create a positive, healthy and amicable network culture. Furthermore, the Provisions note that network information content service platforms shall not disseminate any illegal information as aforementioned, and shall take precautions against and resist the dissemination of any adverse information specified in the Provisions, such as information use of exaggerated titles, with serious inconsistency between content and title, hyped gossip, scandals, misdeeds, etc.

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

On January 5, 2015, the SAIC promulgated the Measures on Punishment for Infringement of Consumer Rights, taking effect from March 15, 2015, pursuant to which business operators collecting and using personal information of consumers must comply with the principles of legitimacy, propriety and necessity, specify the purpose, method and scope of collection and use of the information, and obtain the consent of the consumers whose personal information is to be collected. Business operators may not: (i) collect or use personal information of consumers without their consent; (ii) unlawfully divulge, sell or provide personal information of consumers to others; (iii) send commercial information to consumers without their consent or request, or when a consumer has explicitly declined to receive such information. Failure to comply with such rule may result in penalties, including warnings, order compelling modification of existing operations or imposition of fines, or revoking the business license.

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

On January 23, 2019, CAC, MIIT, the Ministry of Public Security and SAMR (previously, SAIC) jointly promulgated an Announcement on Carrying out Special Campaigns against Mobile Internet Application Programs Collecting and Using Personal Information in Violation of Laws and Regulations, or the CSC Announcement. Pursuant to the CSC Announcement, App operators, when collecting and using personal information, shall strictly fulfill the responsibilities and obligations prescribed in the Cybersecurity Law, be responsible for the security of personal information obtained, and take effective measures to strengthen the protection of personal information. They shall follow the principles of legality, rightfulness and necessity, and never collect personal information irrelevant to the services provided by them; they shall indicate the rules for collecting and using personal information in a simple, concise and easy-to-understand manner, and with permission independently granted by the owner of the personal information; and they shall not coercively request user permission by means of default, bundle, or suspension of setup or use, or violate laws and regulations or any agreement with users when collecting and using personal information. App operators shall also be encouraged to provide an option for users to reject the news, current affairs and advertisements directly pushed to them. In case the App operators violate abovementioned requirements, they shall be ordered to suspend relevant business operation, cease business operation for rectification, or revoke the relevant business permit or business license. In order to implement the CSC Announcement, on March 1, 2019, the National Information Security Standardization Technical Committee, the China Consumers’ Association, the Internet Society of China, and the CAC has formulated a special working group for App illegal collection and use of personal information to promulgate the Self-assessment Guidelines on Unlawful Acts of Applications (Apps) to Collect and Use Personal Information, or the Self-assessment Guidelines. The Self-assessment Guidelines provide key points in assessing the Apps collecting and using personal information, in order for the App operators to assess the privacy policies and the collection and use of personal information of Apps. On November 28, 2019, CAC, MIIT, the Ministry of Public Security and SAMR (previously, SAIC) jointly issued the Circular on Methods for Identifying Unlawful Acts of Applications (Apps) to Collect and Use Personal Information, which aims to provide a reference for identifying unlawful acts of Apps to collect and use personal information and implement laws and regulations such as the Cyber Security Law and the CAC Announcement as above. This circular identified types of practices that may be identified as (i) failure to publicize the rules for collection and use of personal information; (ii) failure to expressly state the purpose, manner and scope of collecting and using personal information;

(iii) collection and use of personal information without consent of users; (iv) collecting personal information irrelevant to the services provided, in violation of the necessary principle; (v) provision of personal information to others without consent; and(vi) failure to provide the function of deleting or correcting personal information as required by law, or failure to publish information such as methods for complaints and reporting.

On April 10, 2019, the Ministry of Public Security issued the Guide to Internet Personal Information Protection, or the IPIP Guide. The IPIP Guide introduces four management mechanisms, technical safeguards and business procedures, in respect of personal information protection, and could be used as a reference by personal information possessors to work on personal information protection when they process such information during their lifecycle. In addition, the IPIP Guide expressly states that requirements for the safety management function of the personal information processing system shall meet those for the corresponding level of protection set out in the standard (GB/T 22239). One of the four management mechanisms illustrated in the IPIP Guide requires “designing and preparing relevant bylaws and documents that specify the general principles and security strategies regarding personal information protection, including descriptions of objectives of the concerned service provider for personal information protection, scope of protection, principles, and the security framework”.

On June 1, 2019, National Information Security Standardization Technical Committee promulgated the Circular on Issuing the Practical Guide to Cybersecurity: Specification of Essential Information for the Basic Business Functions of Mobile Internet Applications (V1.0), or the Practical Guide, in order to implement the requirements set forth in Article 41 of the Cybersecurity Law regarding the collection and use of personal information. The Practical Guide sets out the personal information essential for the normal operation of 16 basic business functions, including maps and navigation, online car-hailing, instant messaging and social networking, community social networking, online payment, news information, online shopping, short video sharing, express delivery, food delivery, transportation and ticketing, matchmaking and dating, job seeking and recruitment, financial borrowing and lending, real property trading and car trading, for the reference of all entities.

On August 22, 2019, the CAC promulgated the Provisions on the Cyber Protection of Personal Information of Children, which took effect on October 1, 2019 and applied to the collection, storage, use, transfer and disclosure of personal information of children through the network within the territory of the People’s Republic of China. According to the Provisions, a network operator, which collects, stores, uses, transfers or discloses personal information of children, shall follow the principles of righteousness, necessity, informed consent, definite purpose, security guarantee and legal use. The network operator should take measures to protect the personal information of children, which include but not limited to: (i) establishing specific rules and user agreements for, and designating personnel to specially take charge of the protection of personal information of children; (ii) in a noticeable and clear way, notifying the guardians of children of their information collection, use, transfer or disclosure, and obtaining consent from the guardian; (iii) after obtaining consent, providing the option of refusal, and definitely notifying the party concerned of the purpose, method and scope, the storage place, term and other matters in relation to the personal information of children; and (iv) taking measures such as encryption to store personal information of children. Where a child or his/her guardian finds that the personal information of a child collected, stored, used or disclosed by a network operator is wrong, he/she will be entitled to require the network operator to make corrections. Where the network operator fails to fulfill its security management responsibilities for personal information of children, leading to any major security risk or event, the CAC will conduct an interview with it and order it to rectify in due time and eliminate damages. When a network operator is investigated for legal liability due to its breach of the Provisions, it will be recorded in its credit archive and be published to the public.

Network Security

On November 7, 2016, the Standing Committee of the National People’s Congress of China promulgated the Network Security Law of the People’s Republic of China, or the Network Security Law or the Cybersecurity Law, which became effective on June 1, 2017. The Network Security Law governs the construction, operation, maintenance and use of networks as well as the supervision and administration of network security within China. As a network operator and a provider of network products and services, we are required to take measures to assure the security of network operations. For example, we are required to (a) protect our networks from disturbance, damage or unauthorized access, and to prevent our network data from being divulged, stolen or tampered with; (b) refrain from setting up malicious programs and, in the event of identifying security defects, loopholes or other risks in our network products or services, to promptly take remedial measures, notify users and report to competent authorities; (c) formulate emergency plans for network security incidents and combat any system loopholes, computer virus, network attack, network intrusion and any other security risks in a timely manner; and (d) refrain from engaging in activities that endanger network security. In addition, we are required to take measures to ensure network security. For example, we are required to (a) keep user information strictly confidential and establish and improve user information protection system; (b) collect and use user information only if it is legal, necessary and just to do so, and only with relevant users’ consents; and (c) refrain from divulging, tampering with or damaging the user personal information that we have collected, or providing such personal information to third parties without the relevant users’ consents. Failure to comply with the Network Security Law may result in penalties, including warnings, order compelling modification of existing operations or imposition of fines, or even criminal liabilities.

On August 9, 2017, the MIIT issued the Measures for Monitoring and Handling Threat to Network Security of the Public Internet, or the Monitoring Measures which became effective from January 1, 2018. Under the Monitoring Measures, the threat to network security of the public internet refers to any network resource, malicious program, hidden security danger or security accident that exists or is spread on the public internet and is likely to do or has done harm to the public, including the Trojan virus, worm, bot process and malicious mobile code. The Monitoring Measures requires the basic telecommunications enterprises, internet-based enterprises, domain name registries and registrars, etc. to provide technical support and assistance to competent telecommunications authorities when they are inquiring into owners of IP addresses, domain name registration information, etc. Failure to comply with such requirements may result in penalties, including warnings and imposition of fines. On November 14, 2017, the MIIT issued the Emergency Response Plan for Unexpected Network Security Incidents of the Public Internet, or the Emergency Response Plan, immediately effective from the issuing date. The Emergency Response Plan applies to the handling of and response to network security emergencies that take place at basic telecommunications enterprises, domain name registration management and service agencies and internet enterprises that offer services to the general public. According to the Emergency Response Plan, unexpected network security incidents of the public internet are classified into four different levels, namely the extremely major incidents, major incidents, severe incidents and ordinary incidents. In addition, the Emergency Response Plan states that basic telecommunications enterprises, domain name agencies, internet enterprises, professional agencies of network security, and enterprises specialized in network security are required to monitor and collect in diverse ways the potential network security dangers and warning information, such as latest trend in network vulnerabilities, viruses, and network attacks, in order to analyze and evaluate the likelihood of unexcepted incidents and potential impacts caused by them.

On December 28, 2018, the SAMR and National Information Security Standardization Technical Committee jointly promulgated the Information Security Technology—Testing and Evaluation Process Guide for Classified Protection of Cybersecurity (GB/T 28449-2018), being effective from July 1, 2019. GB/T 28449-2018 set out the testing and evaluation process for three types of risks, which are risks affecting the normal operation of the system, risks of sensitive information disclosure and risks of trojans implants.

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

•

Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment, promulgated by the SAFE on February 13, 2015, effective since then. The Annex of this notice, named Guidelines for Direct Investment Foreign Exchange Business Operations, was partially repealed according to Notice by the State Administration of Foreign Exchange of Repealing or Invalidating Five Regulatory Documents on Foreign Exchange Administration and Clauses of Seven Regulatory Documents on Foreign Exchange Administration.

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

Regulations of Foreign Investment

Foreign investment in the PRC by foreign investors and foreign-invested enterprises used to abide by the Guidance Catalog of Industries for Foreign Investment, or the Foreign Investment Catalog jointly promulgated by the MOFCOM and NDRC on June 28, 1995 and successively amended on December 31, 1997, April 1, 2002, November 30, 2004, October 31, 2007, December 24, 2011, March 10, 2015 and June 28, 2017. The Foreign Investment Catalog classifies industries into “the encouraged foreign-invested industries” and “the foreign-invested industries which are subject to the Special Administrative Measures for Access of Foreign Investment (the Negative List for Access of Foreign Investment)”. Except as otherwise stipulated by other laws and regulations, foreign investors are permitted to invest in industries not in the restricted or prohibited categories.

The Foreign Investment Catalog was later replaced by the Special Administrative Measures for Access of Foreign Investment, jointly promulgated by the MOFCOM and NDRC on June 28, 2018 and took effect on July 28, 2018, which was amended on June 30, 2019 and took effect on July 30, 2019 (the “Negative List (2019 Version)”). According to the Negative List (2019 Version), foreign investment in internet news information services, online publication services, online audio-visual program services, internet cultural business (except for music) are prohibited, and foreign equity share in a value-added telecommunication business shall not exceed 50% (excluding e-commerce, domestic multi-party communication, store-and-forward, and call center), and the basic telecommunication services shall be controlled by the Chinese party.

On March 15, 2019, the Foreign Investment Law of the PRC or the “FIL”, was approved and deliberated the Second Session of the 13th National People’s Congress of China. On December 26, 2019, the Implementation Regulation for the Foreign Investment Law of the People’s Republic of China, or the FIL Implementing Regulations, was issued by the State Council. Both the FIL and the FIL Implementing Regulations came into force on January 1, 2020. The FIL and the FIL Implementing Regulations have replaced three laws on foreign investment (collectively “Three FDI law”), namely, the Law on Sino-Foreign Equity Joint Ventures, the Law on Sino-Foreign Contractual Joint Ventures and the Law on Wholly Foreign Owned Enterprises, and become a fundamental law of China in the foreign investment area, setting forth the basic legal framework in this regard.

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

The Interim Measures for the Record-filing Administration of the Establishment and Change of Foreign-invested Enterprises, promulgated on October 8, 2016 and amended on June 29, 2018 by the MOFCOM, are applicable to foreign-invested enterprises that are not subject to the special administrative measures for access of foreign investment according to relevant PRC laws. On December 30, 2019, the MOFCOM and SAMR issued the Measures of Information Report of Foreign Investment, or the FI Information Report Measures. Upon its implementation on January 1, 2020, the Interim Measures for the Record-filing Administration of the Establishment and Change of Foreign-invested Enterprises was annulled at the same time. According to the FI Information Report Measures, foreign investors establishing foreign investment enterprises in China shall submit an initial report through the Enterprise Registration System at the time of completion of registration formalities for establishment of foreign investment enterprises. Where there is a change in the information in the initial report which involves change registration (filing) of the enterprise, the foreign investment enterprise shall submit the change report through the enterprise registration system at the time of completion of change registration (filing) for the enterprise. Also, the FIEs are required to are required to submit its annual report for the previous year through the National Enterprise Credit Information Publicity System from January 1 to June 30 each year. The MOFCOM and its local departments shall supervise and inspect the compliance with the FI Information Report Measures, through random inspection and other methods.

Regulations of Foreign Currency Exchange, Foreign Debt and Dividend Distribution

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

On October 23, 2019, the SAFE promulgated the Notice of Foreign Exchange of Further Facilitating Cross-border Trade and Investment, or SAFE Circular 28, and the Notice of the State Administration of Foreign Exchange on Reducing Foreign Exchange Accounts, or SAFE Circular 29, clearly cancelling the restrictions on domestic equity investment of capital funds by ordinary foreign-invested enterprises. SAFE Circular 28 stipulates that non-investment oriented foreign-invested enterprises shall be allowed to use capital funds for domestic equity investment in accordance with the law under the premise of not violating the existing special management measures for entry of foreign investment (negative list) and the authenticity and compliance of their domestic invested projects. Where a non-investment oriented foreign-invested enterprise makes domestic equity investment by way of transfer of the capital funds in original currency, the Investee Companies shall go through the registration of domestic reinvestment and open the capital account for receipt of funds in accordance with relevant provisions without handling the entry registration of cash contribution; where a non-investment oriented foreign-invested enterprise makes domestic equity investment by way of foreign exchange settlement of capital funds, the Investee Companies shall go through the registration of receipt of domestic reinvestment and open the “Capital Account –Account for Foreign Exchange Settlement Pending Payment” for receipt of corresponding funds in accordance with relevant provisions.

SAFE Circular 29 and its appendix Operational Guidance for Handling Relevant Foreign Exchange Business under Capital Account by Banks, or the “Operational Guidance”, effective as of January 1, 2020, further clarify the ways for non-investment oriented foreign-invested enterprises to carry out domestic equity investment in the form of the transfer of original currencies or the settlement of capital funds. Furthermore, the Operational Guidance provides that where a domestic institution receives the foreign exchange funds reinvested by the domestic entity or the equity transfer consideration paid with foreign exchange, it shall not open the foreign exchange capital account until it has filed an application for registering the basic information about the receipt of domestic reinvestment with a bank at its place of registration; Where a domestic institution receives reinvestment funds or equity transfer consideration in RMB from a non-investment oriented foreign-invested enterprise (the scope of business may not include the word “investment”) (including RMB funds in the direct exchange settlement income or exchange settlement pending payment account), it shall, upon application to complete registration formalities for receipt of basic information of domestic reinvestment with the bank at its place of registration and opening of the exchange settlement pending payment account, then the enterprise making the investment shall transfer the RMB funds obtained from exchange settlement based on the actual investment scale to the exchange settlement pending payment account opened by the investee or the domestic entity which receives the equity transfer consideration; where a domestic institution receives reinvestment funds or equity transfer consideration from two (or more) different investment entities, it shall complete registration formalities based on the different source entities and (or currency) respectively and open a foreign exchange capital account or foreign exchange settlement pending payment account.

The Operational Guidance further provides that the foreign exchange receipts under capital accounts of domestic institutions and the RMB funds obtained from foreign exchange settlement may be used by domestic institutions for expenditures under current accounts within their business scope, or for expenditures under capital accounts permitted by laws and regulations. However, the following expenditures are prohibited: (i) shall not be directly or indirectly used for expenditures beyond the business scope of an enterprise or expenditures prohibited by laws and regulations of the State; (ii) shall not be directly or indirectly used for securities investments or other investments or wealth management other than banks’ principal-protected products, unless otherwise expressly provided by laws and regulations; (iii) shall not be used for granting loans to non-affiliated enterprises, unless expressly permitted in the business scope; and (iv) shall not be used for constructing or purchasing real estate not for self-use (except for real estate enterprises).

Foreign Debt. A loan made by a foreign entity as direct or indirect shareholder in a FIE is considered to be foreign debt in China and is regulated by various laws and regulations, including the Regulation of the People’s Republic of China on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions, the Detailed Rules for the Implementation of Provisional Regulations on Statistics and Supervision of External Debt, and the Administrative Measures for Registration of Foreign Debts. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branches within 15 business days after entering into the foreign debt contract. Pursuant to these rules and regulations, the maximum amount of the aggregate of (i) the outstanding balance of foreign debts with a term not longer than one year, and (ii) the accumulated amount of foreign debts with a term longer than one year, of a foreign-invested enterprise shall not exceed the difference between its registered total investment and its registered capital, or Total Investment and Registered Capital Balance. In addition, on January 11, 2017, the PBOC promulgated the Notice of the People’s

Bank of China on Full-coverage Macro-prudent Management of Cross-border Financing, or PBOC Circular 9, which sets forth an upper limit for PRC entities, including FIEs and domestic-invested enterprises, regarding their foreign debts. Pursuant to PBOC Circular 9, the limit of foreign debts for enterprises shall be calculated based on the following formula: the limit of foreign debt (the “Net Assets Limit”) = net assets * cross-border financing leverage ratio * macro-prudent regulation parameter. Net assets is calculated as the net assets value stated in the relevant entity’s latest audited financial statement. The cross-border financing leverage ratio for enterprises is two (2). The macro-prudent regulation parameter is one (1). The PBOC Circular 9 does not supersede the Interim Provisions on the Management of Foreign Debts, but rather serves as a supplement to it. PBOC Circular 9 provided for a one-year transitional period, or the Transitional Period, from its promulgation date for FIEs, during which period foreign-invested enterprise could choose to calculate their maximum amount of foreign debt based on either (i) the Total Investment and Registered Capital Balance, or (ii) the Net Assets Limit. After the Transition Period, the maximum amount applicable to foreign-invested enterprises is to be determined by PBOC and SAFE separately. However, although the Transitional Period ended on January 10, 2018, as of the date of this annual report, neither PBOC nor SAFE has issued any new regulations regarding the appropriate means of calculating the maximum amount of foreign debt for FIEs. Domestic-invested enterprises have only been subject to the Net Assets Limit in calculating the maximum amount of foreign debt they may hold from the date of promulgation of PBOC Circular 9.

On March 15, 2019, the SAFE promulgated of Issuing the Provisions on the Centralized Operation and Management of Cross-Border Capital of Multinational Companies, or Circular 7, which became effective since then, further facilitating trade and investment. Under SAFE Circular 7, multinational companies, which meets several conditions prescribe in Article 5 of Circular 7, may, under the principle of macro-prudential management, centralize the foreign debt quotas and/or overseas lending quotas of domestic member enterprises, and carry out the business of borrowing foreign debt and/or overseas lending according to commercial practices within the cap of centralized quotas. When a branch of the State Administration of Foreign Exchange at the place where the lead enterprise is located issues a notice of recordation to the lead enterprise, it shall, according to the centralized quotas that have been granted recordation, conduct one-off registration of foreign debt and/or overseas lending for the lead enterprise, so that the lead enterprise is not required to go through procedures for the registration of foreign debt (or overseas lending) on a deal-by-deal basis by currency or by creditor (or debtor).

In addition, SAFE Circular 28 reforms the administration of registration of external debts of enterprises, the administrative requirement that non-bank debtors shall undergo external debt deregistration formalities at the local foreign exchange authority is canceled. A non-bank debtor may directly undergo external debt deregistration formalities which meet relevant conditions at the bank under the jurisdiction of the foreign exchange authority to which it is affiliated. The time limit for non-bank debtors to handle external debt deregistration is canceled. The pilot program of deregistering each external debt by non-financial enterprises is carried out. Non-financial enterprises in pilot regions may complete external debt registration at two times the amount of net assets at the foreign exchange authority where it is located. Non-financial enterprises may borrow external debts within the registered amount on their own, and directly undergo such formalities as inward and outward remittance of funds and foreign exchange purchase and sale at banks, and handle international balance of payments in accordance with relevant provisions.

Dividend Distribution. Law on Wholly Foreign Owned Enterprises, promulgated in 1986 and amended in 2000 and 2016 respectively, and the Implementation Rules for Law on Wholly Foreign Owned Enterprises, promulgated in 1990 and amended in 2001 and 2014, are the key regulations governing distribution of dividends of foreign-invested enterprises. Under these regulations, a wholly foreign-invested enterprise in China, or a WFOE, may pay dividends only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a WFOE is required to allocate at least 10% of its accumulated profits each year, if any, to statutory reserve funds unless its reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends. The proportional ratio for withdrawal of rewards and welfare funds for employees shall be determined at the discretion of the WFOE. Profits of a WFOE shall not be distributed before the losses thereof before the previous accounting years have been made up. Any undistributed profit for the previous accounting years may be distributed together with the distributable profit for the current accounting year.

On March 15, 2019, the National People’s Congress adopted the Foreign Investment Law of the People’s Republic of China, or FIL, which became effective on January 1, 2020. Upon the implementation of the FIL, Law on Wholly Foreign Owned Enterprise was repealed. The FIL sets out that the business forms, structures, and rules of activities of foreign-funded enterprises shall be governed by the Company Law of the People’s Republic of China, the Partnership Law of the People’s Republic of China, and other laws. Foreign-funded enterprises formed under the Law on Sino-Foreign Equity Joint Ventures, the Law on Sino-Foreign Contractual Joint Ventures and the Law on Wholly Foreign Owned Enterprises before the implementation of FIL Law may maintain their original business forms, among others, for five years after FIL Law comes into force.

According to the Company Law, if the aggregate balance of the company’s statutory common reserve is not enough to make up for the losses of the previous year, the current year’s profits shall first be used for making up the losses before the statutory common reserve is drawn according to the provisions of the preceding paragraph. After we have drawn statutory common reserve, which is 10% of the after-tax profit, from the after-tax profits, it may, upon a resolution made by the shareholders’ meeting, draw a discretionary common reserve from the after-tax profits. After the losses have been made up and common reserves have been drawn, the remaining profits shall be distributed to shareholders in proportion to the actual capital contribution actually paid by them, unless otherwise agreed upon by all the shareholders. We may stop drawing the profits if the aggregate balance of the statutory common reserve has already accounted for over 50% of our registered capital.

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

Regulation on Tax

PRC Enterprise Income Tax

The PRC enterprise income tax is calculated based on the taxable income determined under the applicable Enterprise Income Tax Law, or the EIT Law and its implementation rules. On March 16, 2007, the National People’s Congress of China enacted the EIT Law, which became effective on January 1, 2008 and was amended on 2017 and 2018. On December 6, 2007, the State Council promulgated the implementation rules to the EIT Law, which also became effective on January 1, 2008 and was amended on April 23, 2019. The EIT Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in China, including foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions, and terminates most of the tax exemptions, reductions and preferential treatment available under the previous tax laws and regulations. According to the EIT Law and relevant regulations, subject to the approval of competent tax authorities, the income tax of an enterprise that has been determined to be a high and new technology enterprise shall be reduced to a preferential rate of 15%. An enterprise holding a valid certificate of new software enterprise is entitled to an exemption of enterprise income tax for the first two years and a 50% reduction of enterprise income tax for the subsequent three years, commencing from the first profit-making year, while an enterprise qualified as key software enterprise can enjoy a preferential EIT rate of 10%.

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

In addition, Bulletin No. 45 provides clarification on the resident status determination, post-determination administration, and competent tax authorities. With respect to the determination of competent tax authorities, the Announcement of the State Administration of Taxation on Revising the Administrative Measures for Income Tax Assessment and Collection for Non-Resident Enterprises and Other Documents, or Bulletin No. 22, further provides that only tax authorities located in the places of incorporation of major Chinese investors of a resident Chinese-controlled offshore-incorporated enterprises are qualified as the competent tax authorities. Bulletin No. 45 also specifies that when provided with a copy of PRC resident determination certificate from a resident Chinese-controlled offshore-incorporated enterprise, the payer should not withhold 10% income tax when paying certain PRC-sourced income such as dividends, interest and royalties to the Chinese-controlled offshore-incorporated enterprise. On April 1, 2019, the State Taxation Administration has decided to further adjust applicant materials concerning the issuance of a Certificate of Chinese Fiscal Resident.

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

Moreover, the PRC Enterprise Income Tax Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its affiliates or related parties to the relevant tax authorities. These transactions may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year during which the transactions are conducted. In addition, on March 18, 2015, the State Administration of Taxation, or the SAT, issued the Bulletin Regarding the Enterprise Income Tax Matter in Relation to Enterprise’s Payment of Fees to Overseas Affiliated Parties, or Bulletin 16, to further regulate the transfer pricing issues in relation to the fees payment to affiliated parties. Among other things, Bulletin 16 makes it clear that the fees paid to overseas affiliated parties in the following situations cannot be deducted from the taxable income when determining a PRC company’s enterprise income tax: (a) the fees paid to an overseas affiliated party which has no substantial operating activities; (b) the fees paid to an overseas affiliated party for labor service that would bring direct or indirect economic interests; (c) royalties paid for intangible properties to which the affiliated party that charges the fees only has legal title but has made no contribution to the creation of the value of such properties; and (d) the fees paid under arrangements made for listing or financing purposes. Furthermore, on March 17, 2017, the SAT promulgated the Announcement of the State Administration of Taxation on Promulgating the Administrative Measures for Special Tax Investigation Adjustments and Mutual Agreement Procedures, or Bulletin 6, which became effective as of May 1, 2017. The Bulletin 6 specifies further the provisions in Bulletin 16, regulating the basic rules about the income distribution of intangible properties, payments for labor service and no substantial operating activities and so on. Meanwhile, it abolished the application of Bulletin 16 since May 1, 2017. We may be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between us and our VIEs were not on an arm’s length basis and therefore constituted improper transfer pricing arrangements. See “Item 3. Key Information—D. Risk Factors— Risks Relating to Our Corporate Structure—Our contractual arrangements with our VIEs may result in adverse tax consequences to us.”

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

On April 4, 2018, the Ministry of Finance and the State Administration of Taxation issued the Circular on Adjustment of VAT Rates, or Circular 32, which became effective as of May 1, 2018. According to the Circular 32, VAT rates of 17% and 11% applicable to the taxpayers who have VAT taxable sales activities or imported goods are adjusted to 16% and 10%, respectively. According to the Report on the Work of the Government delivered at the Second Session of the 13th National People’s Congress of China on March 5, 2019, VAT reform in PRC was deepened in 2019, which included that the current VAT rate of 16% in manufacturing and other industries reduced to 13%, and the VAT rate in the transportation, construction, and other industries was adjusted from 10% to 9%. With respect to revenues from sales of goods, including sales of software products, licensing software without transferring its copyright and sales of other goods, they were still subject to a 16% VAT pursuant to Chinese tax law in 2018 before April 1,2019, and will be adjusted to 13% since April 1, 2019. In addition, sales of self-developed software products or license fees from self-developed software are entitled to a VAT refund with respect to the part whose actual VAT burden exceeds 3%.

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

•

Interim Provisions on Registration of Social Insurance, promulgated by the Ministry of Human Resources and Social Security (formerly the Ministry of Labor and Social Security) on March 19, 1999 and effective since March 19, 1999 and repealed by the Decision of the Ministry of Human Resources and Social Security on April 28, 2019;

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

M&A Regulations and Overseas Listings

On August 8, 2006, six PRC governmental agencies jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the 2006 M&A Rules, which became effective on September 8, 2006 and amended on June 22, 2009. “Mergers and acquisitions of domestic enterprises by foreign investors” refers to: (a) a foreign investor converts a non-foreign invested enterprise (domestic company) to a foreign invested enterprise by purchasing the equity interest from the shareholder of such domestic company or the increased capital of the domestic company, or the Equity Merger and Acquisition; or (b) a foreign investor establishes a foreign invested enterprise to purchase the assets from a domestic enterprise by agreement and operates the assets therefrom; or (c) a foreign investor purchases the assets from a domestic enterprise by agreement and uses these assets to establish a foreign invested enterprise for the purpose of operation of such assets, or the Assets Merger and Acquisition.

The M&A Rules provides that mergers and acquisitions of domestic enterprises by foreign investors shall be subject to the approval of the MOFCOM or its delegates at provincial level. In the event that any domestic company, enterprise or natural person merges or acquires a domestic company that has affiliated relationship with it through an overseas company legally established or controlled by such domestic company, enterprise or natural person (the “Affiliated M&A”), the merger and acquisition applications shall be submitted to the MOFCOM for approval. Any circumvention on the requirement including domestic re-investment of a foreign invested enterprise is not allowed.

After the implementation of the FI Information Report Measures on January 1, 2020, where a foreign investor acquires a domestic non-foreign-invested enterprise by equity, it shall submit an initial report through the enterprise registration system when handling the change registration for the acquired enterprise instead of obtaining the approval of the MOFCOM or its delegates at provincial level. However, regarding the affiliated M&A, according to the Negative List (2019 Version), a M&A of affiliated domestic companies by domestic companies, enterprises or natural persons via the companies legally established or controlled overseas, it shall still be subject to the approval by the MOFCOM under the M&A Rules.

The M&A Rules also require offshore special purpose vehicles formed to pursue overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals to obtain the approval of the Chinese Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on any stock exchange overseas.

The application of the M&A Rules remains unclear. Based on the understanding on the current PRC laws, rules and regulations and the M&A Rules of our PRC legal counsel, Global Law Office, prior approval from the CSRC is not required under the M&A Rules for the listing and trading of the ADSs on NYSE because the CSRC approval requirement applies to SPVs that acquired equity interests of any PRC company that are held by PRC companies or individuals controlling such SPV and seek overseas listing, and our PRC subsidiaries were incorporated as wholly foreign-owned enterprises by means of direct investment rather than by merger or acquisition by our company of the equity interest or assets of any “domestic company” as defined under the M&A Rules, and no provision in the M&A Rules classifies the contractual arrangements between our company, our PRC subsidiaries and any of our VIEs, either by each agreement itself or taken as a whole, as a type of acquisition transaction falling under the M&A Rules. However, as there has been no official interpretation or clarification of the M&A Rules, there is uncertainty as to how this regulation will be interpreted or implemented.

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

(2)

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

(4)	Percentage of ownership is calculated on fully diluted basis.

Pursuant to Catalogue of Industries for Encouraging Foreign Investment (2019 Version) and Negative List (2019 Version) , Beijing Security is currently engaged in the business of technology promotion, technology development, technology service and technology consultancy, sale of computers, software, auxiliary devices and AI hardware, computer animation design, investment consultancy and advertisement design, production, agency and publication, all of which are permitted foreign investment industries under Catalogue of Industries for Encouraging Foreign Investment (2019 Version) and Negative List (2019 Version).

Conew Network is currently engaged in the business of research and development of digital technology, telecommunication technology and relevant products, self-technology transfer, technology service, technology consultancy and computer technology training, sale of self-developed products, graphic design, business consultancy and investment consultancy, all of which are permitted foreign investment industries under Catalogue of Industries for Encouraging Foreign Investment (2019 Version) and Negative List (2019 Version).

Contractual Arrangements with Our VIEs

The following is a summary of the currently effective contracts among our company, our subsidiary Beijing Security, our VIE Beijing Mobile, and the shareholders of Beijing Mobile. We have entered into substantially similar contractual arrangements with our other VIEs, including but not limited to Beijing Network.

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

Shareholder voting proxy agreement. Under the shareholder voting proxy agreement by and among our company, Beijing Mobile and its shareholders, each of Beijing Mobile’s shareholders irrevocably nominates, appoints and constitutes any person designated by our company as its attorney-in-fact to exercise on such shareholder’s behalf any and all rights that such shareholder has in respect of its equity interests in Beijing Mobile (including but not limited to the voting rights and the right to nominate executive directors of Beijing Mobile). This proxy agreement shall remain valid during the existence of Beijing Mobile. Without the prior written consent of our company, existing shareholders of Beijing Mobile shall not amend or terminate this proxy agreement or revoke the or revoke the voting proxy to our company.

Equity pledge agreement. Under the equity pledge agreement between Beijing Security, Beijing Mobile and its shareholders, the shareholders of Beijing Mobile have pledged all of their respective equity interests in Beijing Mobile to Beijing Security to guarantee (i) the performance of all the contractual obligations of Beijing Mobile and its shareholders under this agreement, the exclusive technology development, support and consultancy agreement, exclusive equity option agreement and other agreements concluded from time to time by and among our company, Beijing Security, Beijing Mobile and its shareholders, and (ii) the repayment of all liabilities that may be incurred under all of the aforementioned agreements. In the event of default, Beijing Security has the first priority to be compensated through the sale or auction of the equity interests pledged. The shareholders of Beijing Mobile or their successors or representatives and Beijing Mobile shall ensure that Beijing Mobile will not distribute dividends to shareholders, make property distributions, reduce capital, initiate liquidation procedures or make distributions in any other form without prior written consent of Beijing Security. This pledge will remain effective until all the guaranteed obligations have been performed or all the guaranteed liabilities have been repaid. We have completed the registration of equity pledge relating to each of our VIEs with the relevant government authorities in China.

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

Agreements that provide us with the option to purchase the equity interest in Beijing Mobile

Loan agreements. Under the loan agreements by and among Beijing Security and the shareholders of Beijing Mobile, Beijing Security shall have made interest-free loans in an aggregate amount of RMB6.5 million to the two individual shareholders of Beijing Mobile, for the sole purpose of contributing to the registered capital of Beijing Mobile. The loans have no definite maturity date. Beijing Security may request repayment at any time, and either shareholder of Beijing Mobile may offer to repay part or all of the loan at any time. The shareholders of Beijing Mobile shall, subject to the PRC laws, repay the loans by transferring the equity interest they hold in Beijing Mobile to Beijing Security or a third party that it designates.

Exclusive option agreement. Under the exclusive option agreement by and among our company, Beijing Mobile and its shareholders, our company was granted an irrevocable exclusive option to acquire, or designate a third party to acquire, all or part of the equity interest owned by the shareholders in Beijing Mobile or to acquire, all or part of the assets owned by the Beijing Mobile at any time at an exercise price that is equal to the minimum price permitted under the PRC laws or is equal to the entire principal and interest (including all principal and interest under the existing loan agreement) owed by the existing shareholder to the Beijing Security due to the fulfillment of the registered capital paid obligations in the Beijing Mobile. In addition, this agreement stipulates that our company can provide financial support to Beijing Mobile to the extent permissible under the applicable PRC laws and regulations, regardless of whether Beijing Mobile has incurred an operational loss. The form of financial support includes but is not limited to entrusted loans and borrowings. Our company will not request repayment of any outstanding loans or borrowings from Beijing Mobile if Beijing Mobile do not have sufficient funds or are unable to repay such loans or borrowings. Unless terminated according to the agreement itself, the agreement has a term of ten years, which will automatically extend on a decadely basis.

In addition to the above contracts, the spouses of certain shareholders of our VIEs have executed spousal consent letters. Pursuant to the spousal consent letters, the spouses acknowledged that certain equity interests in the respective VIEs held by and registered in the name of his or her spouse will be disposed of pursuant to relevant arrangements under the shareholder voting proxy agreement, the exclusive option agreement and the equity pledge agreement and other agreements under contractual arrangements. These spouses undertake not to take any action to interfere with the disposition of such equity interests.

As a result of these contractual arrangements, we are considered the primary beneficiary of the VIEs as we have the power to direct activities of these entities and can receive substantially all economic interests in these entities even though we do not necessarily receive all of the VIEs’ revenues. Accordingly, we treat them as our VIEs under U.S. GAAP and have consolidated the results of operation of the VIEs and the then subsidiaries of our VIEs in our consolidated financial statements in accordance with U.S. GAAP. The VIEs and the then subsidiaries of our VIEs together contributed 7.4%, 10.2% and 16.3% of our revenues for the years ended December 31, 2017, 2018 and 2019, respectively.

In the opinion of our PRC legal counsel, Global Law Office:

•	the corporate structure of our PRC subsidiaries and VIEs does not result in any violation of all existing PRC laws and regulations;

•

each of the VIE agreements among us or our first-tier subsidiaries, either Beijing Security or Conew Network, Cheetah Mobile Inc., each of our VIEs and its respective shareholders (as the case may be) governed by PRC law is valid and binding, and does not result in any violation of PRC laws or regulations currently in effect; and

•

each of our PRC subsidiaries and VIEs has the necessary corporate power and authority to conduct its business as described in its business scope under its business license. The business licenses of each of our PRC subsidiaries and VIEs are in full force and effect. Each of our PRC subsidiaries and VIEs is capable of suing and being sued and may be the subject of any legal proceedings in PRC courts. To the best of our PRC legal counsel’s knowledge after due inquiries, none of our PRC subsidiaries and VIEs or their respective assets is entitled to any immunity, on the grounds of sovereignty, from any action, suit or other legal proceedings, or from enforcement, execution or attachment.

We have been advised by our PRC legal counsel, Global Law Office, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the aforesaid business we engage in, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure” for “—If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC governmental restrictions on foreign investment in internet businesses, or if these laws or regulations or interpretations of existing laws or regulations change in the future, we could be subject to severe penalties, including the shutting down of our platform and our business operations” and “—Substantial uncertainties exist with respect to the interpretation and implementation of PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

D.	Property, Plants and Equipment

As of March 31, 2020, our principal executive offices were located on leased premises comprising approximately 40,487 square meters in Beijing, China. This facility accommodates our management headquarters, principal development, engineering, legal, finance and administrative activities. we also have offices overseas in the United States, Japan, Taiwan, and Singapore.

Our products and services are mainly deployed on various cloud service providers such as Amazon, Tencent, Kingsoft and Alibaba. We believe these arrangements are more cost-effective than acquiring our own servers. We believe that our existing facilities are sufficient for our current needs and we expect to obtain additional facilities, principally through leasing, to accommodate our future expansion plans.

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

Overview

We are a leading mobile internet company with strong global vision. We have attracted hundreds of millions of monthly actively users through an array of mobile utility products such as Clean Master released in 2012 and

Cheetah Keyboard released in 2016. Leveraging our success on utility products, including live streaming platform LiveMe and mobile games such as Piano Tile 2 and Bricks n Balls. We cease to provide this service as Live.me has been disposed on September 30, 2019.

Over the past years, we had made significant investments in artificial intelligence and, together with Beijing OrionStar, one of our invested companies, we have accumulated deep knowledge in image recognition, voice recognition, natural language processing, text to speech and other AI related technologies. The recent coronavirus outbreak has increased customer demand for our robotics products and solutions. Since the outbreak started, we have launched anti-epidemic products for hospitals to relieve some of the pressure caused by a shortage of medical personnel and the threat of cross infections. As of today, our medical robots have been deployed in some Chinese hospitals. While it will may take a while for our robotics products and solutions to generate material revenues, we have already witnessed an increase in consumer awareness for our offerings as a result.

In the second quarter of 2017, we reorganized our operating segments from one operating segment into three operating segments, namely utility products and relate services, mobile entertainment business, and AI and others. The primary reason for such reorganization is that we increasingly assess the performance of our company and makes decisions in respect of the allocation of company resources by analyzing the operational results of these three business units separately. We will continually assess the reasonableness of our operating segments because we operate in a rapidly evolving internet industry with technology trend shifted, and there may be changes in our business strategy accordingly.

We generate revenues from our utility products and related services by providing mobile advertising services to our advertising customers worldwide, as well as selling advertisements and referring user traffic on our mobile and PC platforms. Recently, we began to offer premium services for our utility products. As a result, we also recognize revenues after users purchase and subscribe the premium services within our utility products. Our portfolio of mobile games has also attracted a massive user base, which also provides ample advertising revenue opportunities. In addition, users can also purchase in-game virtual items.

On the corporate level, our revenues increased from RMB4,974.8 million in 2017 to RMB4,981.7 million in 2018, but decreased to RMB3,587.7 million (US$515.3 million) in 2019 due to the decreased revenues from utility products and related services and deconsolidation of Live.me. Our net loss attributable to Cheetah Mobile shareholders was RMB314.0 million (US$45.1 million) 2019, compared to a net income attributable to Cheetah Mobile shareholders was RMB1,166.9 million in 2018 and a net income attributable to Cheetah Mobile shareholders of RMB1,348.2 million in 2017.

We have invested heavily in research and development and selling and marketing to grow our mobile business and AI business. In 2020, we expect to implement prudent cost-saving measures for our mobile business, but we will continue to invest in our AI business.

Selected Statement of Operations Items

Revenues

We generate revenues from utility products and related services, mobile entertainment business and others. The following table sets forth the principal components of our revenues by amount and as a percentage of our revenues for the periods presented.

	Years Ended December 31,
	2017(1)		2018(2)		2019(2)
	RMB	% of revenues	RMB	% of revenues	RMB	US$	% of revenues
	(in thousands, except percentages)
Utility products and related services	3,439,563	69.1	3,119,483	62.6	1,573,030	225,952	43.8
Mobile entertainment business	1,496,443	30.1	1,778,867	35.7	1,871,543	268,830	52.2
AI and others	38,751	0.8	83,355	1.7	143,122	20,558	4.0

Revenues	4,974,757	100.0	4,981,705	100.0	3,587,695	515,340	100.0

(1)	VAT is presented in cost of revenues rather than net against revenues in accordance with the legacy revenue accounting standard (ASC 605)
(2)	VAT is presented as net against revenues rather than in cost of revenues in accordance with the new revenue accounting standard (ASC 606)

Utility Products and Related Services

Revenues from utility products and related services accounted for 69.1%, 62.6% and 43.8% of our revenues in 2017, 2018 and 2019, respectively. Our portfolio of utility products has attracted a massive user base, which enabled us to provide mobile advertising services to advertisers worldwide, as well as refer user traffic and sell advertisements on our mobile and PC platforms. We charge fees for our online marketing services generally based on three general pricing models, which include cost over a time period, cost for performance basis and cost per impression basis. Cost for performance basis refers to, among others, cost per click, cost per installation, cost per activation and cost per sale that originate from our platform, while cost per impression refers to cost based on the number of impressions over a period. We believe that the most significant factors affecting revenues from online marketing include:

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

Mobile Entertainment Business

Revenues from mobile entertainment business accounted for 30.1%, 35.7% and 52.2% of our revenues in, 2017, 2018 and 2019, respectively. Our mobile entertainment business primarily includes LiveMe and mobile games business. In 2016, we started to monetize LiveMe by sale of virtual items in users’ live broadcasting, which is subject to revenue-sharing arrangements with the hosting users. Since September 30, 2019, we deconsolidated LiveMe’s financial results from our financial statements. Our portfolio of mobile games has attracted a massive user base, which provides ample advertising revenue opportunities. Users can also purchase in-game virtual items.

We believe that the most significant factors affecting our mobile entertainment revenues include:

•

Popularity of games on our platform. Our revenues from game operations depend on our ability to develop, select and publish popular and engaging games. The popularity of the games we operate directly affects the number of users we attract, and the revenues generated from such games.

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

AI and Others

Revenue from AI and others accounted for 0.8%, 1.7% and 4.0% of our revenues in 2017, 2018 and 2019, respectively. AI and others revenues mainly include sales of AI hardware.

Cost of Revenues

Cost of revenues primarily consist of traffic acquisition costs, bandwidth costs and cloud service costs, personnel costs, content and channel costs associated with our content-driven products, including LiveMe and mobile games, depreciation of equipment, amortization of intangible assets and cost of products sold.

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

Personnel costs include salaries and benefits including share-based compensation, for our employees involved in the operation and other business and maintenance of our business.

Content and channel costs consist primarily of fees borne by us under third-party game publishing arrangements, revenue sharing with content providers, commission fees paid to distribution platforms and payment channels, and amortization of license fees paid for exclusively licensed games. As we deconsolidated Live.me’s financial results from our financial statements from September 30, 2019, we expected revenue sharing with content providers, such as live video hosts and media partners, will decrease.

Amortization of intangible assets primarily represents amortization of intangible assets through acquisitions or business combinations.

Operating Income and Expenses

Our operating income and expenses consist of (i) research and development expenses, (ii) selling and marketing expenses, (iii) general and administrative expenses, (iv) impairment of goodwill, and (v) other operating income. The following table sets forth the components of our operating income and expenses for the periods indicated.

	Year Ended December 31,
	2017		2018		2019
	RMB	% of Revenues	RMB	% of Revenues	RMB	US$	% of Revenues
	(in thousands, except percentages)
Operating income and expenses:
Research and development	(684,863)	(13.8)	(668,918)	(13.4)	(787,329)	(113,093)	(21.9)
Selling and marketing	(1,656,505)	(33.3)	(1,910,044)	(38.4)	(1,558,315)	(223,838)	(43.4)
General and administrative	(407,410)	(8.2)	(430,826)	(8.6)	(587,457)	(84,383)	(16.4)
Impairment of goodwill	—	—	—	—	(545,665)	(78,380)	(15.2)
Other operating income	990	0.0	35,938	0.7	22,091	3,173	0.6

Total operating income and expenses	(2,747,788)	(55.3)	(2,973,850)	(59.7)	(3,456,675)	(496,521)	(96.3)

Research and Development Expenses. Research and development expenses consist primarily of salaries and benefits, including share-based compensation expenses, for our research and development employees. These expenditures are generally expensed as incurred. Research and development expenses decreased by 17.7% year over year to RMB787.3 million (US$113.1 million) in 2019, which primarily resulted from the rise in R&D personnel for both our mobile games and AI-related businesses, partially offset by a reduction in the personnel for our utility products and related services business.

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

Impairment of Goodwill. Impairment of goodwill consists primarily of impairment of goodwill associated with business acquisition and intangible assets relating to technology and online game licenses.

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

Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gain arising in Cayman Islands. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong. Our subsidiaries incorporated in Hong Kong were subject to Hong Kong profits tax rate of 16.5% for the years ended December 31, 2017, 2018 and 2019.

Singapore. Our subsidiary incorporated in Singapore is subject to Singapore corporate income tax rate of 17% in 2015. Started from 2016, the Singapore Economic Development Board (“EDB”) provides a tax holiday of a reduced corporate tax rate at 5% on incremental income from qualifying activities to our subsidiary incorporated in Singapore for ten years from 2016 to 2025 under the Development Expansion Incentive (“DEI”) scheme. In consideration of the change in business environment, our subsidiary incorporated in Singapore was no longer eligible for the DEI scheme in 2019, and our subsidiary incorporated in Singapore is subject to 17% income tax rate in 2019.

Japan. Our subsidiary incorporated in Japan with paid-in capital in excess of Japanese Yen (“JPY”) 100 million was subject to national corporate income tax rate of 23.4% and 23.2% since April 1, 2016 and April 1, 2018, respectively. Our subsidiary incorporated in Japan with paid-in capital of no more than JPY100 million was subject to national corporate income tax rate of 15% on the first JPY8 million of income earned and at 23.2% on any income earned in excess of JPY8 million since April 1, 2018. Local income taxes, which include local inhabitant tax and enterprise tax, are also imposed on corporate income.

PRC.

Enterprise income tax. Our PRC subsidiaries and VIEs are subject to the statutory rate of 25% in accordance with the EIT Law, with exceptions for certain preferential tax treatments. Under relevant PRC government policies, enterprises qualified as “new software enterprise” are entitled to a two-year exemption and three-year 50% reduction on enterprise income tax commencing from the first profit-making year. Enterprises qualified as “high and new technology enterprise” are entitled to a preferential rate of 15%. According to the Administrative Measures for Recognition of High and New Technology Enterprises, where the relevant department finds in the course of daily management that a recognized “high and new technology enterprise” does not meet the conditions for recognition, it shall apply to the recognition department for verification. If the verification confirms that the enterprise does not meet the conditions for recognition, the recognition department shall disqualify the “high and new technology enterprise” and advise the tax authority to recover the payment of reduced or exempted taxes under tax preferences it has enjoyed from the year when it fails to meet the recognition requirements. Our PRC subsidiaries qualified as “new software enterprise” or “high and new technology enterprise” is subject to tax holiday or a preferential tax rate of 15%. Our remaining PRC subsidiaries, VIEs and the subsidiaries of our VIEs were subject to enterprise income tax at a rate of 25% for the years ended December 31, 2017, 2018 and 2019.

Withholding tax. Under the EIT Law and its implementation rules, dividends, interests, rents or royalties payable by a foreign-invested enterprise, such as our PRC subsidiaries, to any of its non-resident enterprise investors, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% EIT, namely withholding tax, unless non-resident enterprise investor’s jurisdiction of incorporation has a tax treaty or agreement with China that provides for a reduced withholding tax rate or an exemption from withholding tax. The Cayman Islands, where our company is incorporated, and the British Virgin Islands, where our subsidiary Conew.com Corporation was incorporated, do not have such tax treaties with China. None of our U.S. subsidiaries is an immediate holding company of our PRC subsidiaries. Under the Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, the dividend withholding tax rate may be reduced to 5%, if a Hong Kong resident enterprise that receives a dividend is considered a non-PRC tax resident enterprise and holds at least 25% of the equity interests in the PRC enterprise distributing the dividends, subject to approval of the PRC local tax authority. According to the Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT, effective as of April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of its income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements, or Circular 60. Circular 60 was repealed simultaneously upon the implementation of Announcement of the State Taxation Administration on Issuing the Measures for the Administration of Non-resident Taxpayers’ Enjoyment of Treaty Benefits, or Circular 35, which was promulgated on October 14, 2019 and became effective on January 1, 2020. According to Circular 35, if a non-resident taxpayer determines through self-assessment that he or she is eligible for treaty benefits, he or she may, when filing tax returns, or when a withholding agent files withholding returns, enjoy tax treaty benefits, and collect and retain relevant materials for review in accordance with the provisions and accept the follow-up administration of tax authorities. However, if the Hong Kong resident enterprise is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividends may remain subject to withholding tax at a rate of 10%. Accordingly, our Hong Kong subsidiaries may not be able to enjoy the 5% withholding tax rate for the dividends they receive from our PRC subsidiaries if they do not satisfy the relevant conditions under tax rules and regulations and obtain the approvals as required.

PRC business tax and VAT. On January 1, 2012, the Chinese State Council officially launched a pilot VAT reform program, or Pilot Program, applicable to businesses in selected industries. Businesses in the Pilot Program would pay VAT instead of business tax. The Pilot Program imposes VAT in lieu of business tax for certain “modern service industries” in certain regions and eventually expands to nation-wide in August 2013. According to the implementation circulars released by the Ministry of Finance and the State Administration of Taxation on the Pilot Program, the “modern service industries” include industries involving the leasing of tangible movable property, research and development and technical services, information technology services, cultural and creative services, logistics and ancillary services, certification and consulting services, and radio and television services. The Pilot Program replacing business tax with VAT was expanded to cover industries including construction, real estate, finance and consumer services in May 2016, and was later extended to all industries throughout China. With respect to all of our PRC entities for the period prior to the implementation of the Pilot Program, revenues from utility products and related services, mobile entertainment services and other licensing services were subject to a 5% PRC business tax. On November 19, 2017, the Chinese State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on VAT, or the Order 691. All of our PRC entities were subject to the Pilot Program as of December 31, 2017, 2018 and 2019, or specifically, VAT of 6% in lieu of business tax for utility products and related services and mobile entertainment services that are deemed by the relevant tax authorities to be within the pilot industries. In addition, cultural business construction fee is imposed at the rate of 3% on revenues derived from our advertising services.

On April 4, 2018, the Ministry of Finance and the State Administration of Taxation issued the Circular on Adjustment of VAT Rates, or Circular 32, which became effective as of May 1, 2018. According to the Circular32, VAT rates of 17% and 11% applicable to the taxpayers who have VAT taxable sales activities or imported goods are adjusted to 16% and 10%, respectively. According to the Report on the Work of the Government delivered at the Second Session of the 13th National People’s Congress of the People’s Republic of China on March 5, 2019, VAT reform in PRC deepened in 2019, which included that the current VAT rate of 16% in manufacturing and other industries reduced to 13%, and the VAT rate in the transportation, construction, and other industries adjusted from 10% to 9%. With respect to revenues from sales of goods, including sales of software products, licensing software without transferring its copyright and sales of other goods, they are still subject to a 16% VAT pursuant to Chinese tax law in 2018, and adjusted to 13% since April 1, 2019. In addition, sales of self-developed software products or license fees from self-developed software are entitled to a VAT refund with respect to the tax burden over a tax rate of 3%. With the adoption of the Pilot Program, our revenues subject to VAT payable on goods sold or taxable services provided by a general VAT taxpayer for a taxable period is the net balance of the output VAT for the period after crediting the input VAT for the period. Hence, the amount of VAT payable does not result directly from output VAT generated from goods sold or taxable services provided. Therefore, we have adopted the net presentation of VAT.

Effect of Different Tax Rates in Different Jurisdictions

The following table sets forth our income (loss) before income tax and the effect of differing tax rates in different jurisdictions on our income tax expenses in each applicable jurisdiction, for the years ended December 31, 2017, 2018 and 2019.

		Year Ended December 31,
		2017	2018	2019
		RMB	RMB	RMB	US$
		(in thousands)
Cayman Islands	Income before income tax	6,780	605,774	332,254	47,726
	Income tax expenses computed at the PRC statutory tax rate of 25%	1,695	151,444	83,063	11,930
	Income tax expenses computed at Cayman Islands statutory tax rate of 0%	—	—	—	—

	Effect of differing tax rates in different jurisdictions	(1,695)	(151,444)	(83,063)	(11,930)

USA	Income before income tax	31,757	3,452	1,306	188
	Income tax expenses computed at the PRC statutory tax rate of 25%	7,939	863	326	47
	Income tax expenses computed at the U.S. statutory tax rate of 35% for 2017, 21% for 2018, and 21% for 2019	11,115	725	274	40

	Effect of differing tax rates in different jurisdictions	3,176	(138)	(52)	(7)

Hong Kong	Income (Loss) before income tax	703,644	(213,138)	(319,449)	(45,886)
	Income tax expenses (benefits) computed at the PRC statutory tax rate of 25%	175,911	(53,284)	(79,862)	(11,471)
	Income tax expenses (benefits) computed at the Hong Kong statutory tax rate of 16.5%	123,780	(35,168)	(52,707)	(7,571)

	Effect of differing tax rates in different jurisdictions	(52,131)	18,116	27,155	3,900

		Year Ended December 31,
		2017	2018	2019
		RMB	RMB	RMB	US$
		(in thousands)
Singapore	Income before income tax	526,031	620,634	68,594	9,853
	Income tax expenses computed at the PRC statutory tax rate of 25%	131,508	155,158	17,148	2,463
	Income tax expenses computed at the Singapore statutory tax rate of 17%	76,916	105,508	11,661	1,675

	Effect of differing tax rates in different jurisdictions	(54,592)	(49,650)	(5,487)	(788)

PRC	Income (Loss) before income tax	242,820	142,077	(589,754)	(84,713)
	Income tax expenses (benefits) computed at the PRC statutory tax rate of 25%	60,705	35,519	(147,439)	(21,178)
	Income tax expenses (benefits) computed at the PRC statutory tax rate of 25%	61,053	35,519	(147,439)	(21,178)

	Effect of differing tax rates in different jurisdictions	348	—	—	—

France	(Loss) Income before income tax	(88,228)	2,501	(244,796)	(35,163)
	Income tax (benefits) expenses computed at the PRC statutory tax rate of 25%	(22,057)	625	(61,199)	(8,791)
	Income tax (benefits) expenses computed at the French statutory tax rate of 33.33%	(33,958)	834	(81,515)	(11,709)

	Effect of differing tax rates in different jurisdictions	(11,901)	209	(20,316)	(2,918)

Taiwan	Loss before income tax	(13,604)	(1,239)	(1,053)	(151)
	Income tax benefits computed at the PRC statutory tax rate of 25%	(3,401)	(310)	(263)	(38)
	Income tax benefits computed at the Taiwan statutory tax rate of 17% for 2017, 20% for 2018, and 20% for 2019	(2,313)	(248)	(211)	(30)

	Effect of differing tax rates in different jurisdictions	1,088	62	52	8

Others	Income before income tax	24,065	109,662	387,211	55,618
	Income tax expenses computed at the PRC statutory tax rate of 25%	6,016	27,416	96,803	13,906
	Income tax expenses computed at the statutory tax rates of such other jurisdictions	2,158	17,590	455	64

	Effect of differing tax rates in different jurisdictions	(3,858)	(9,826)	(96,348)	(13,842)

Total	Income (Loss) before income tax	1,433,265	1,269,723	(365,687)	(52,528)
	Income tax expenses (benefits) computed at the PRC statutory tax rate of 25%	358,316	317,431	(91,423)	(13,132)
	Income tax expenses (benefits) computed at the statutory tax rate of different jurisdictions	238,751	124,760	(269,482)	(38,709)

	Effect of differing tax rates in different jurisdictions	(119,565)	(192,671)	(178,059)	(25,577)

The following table sets forth the effect of tax holiday and preferential tax treatments on our income tax expenses in each applicable jurisdiction, for the years ended December 31, 2017, 2018 and 2019.

	Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Singapore(1)	(58,443)	(74,279)	—	—
PRC(2)	(22,442)	12,835	84,520	12,141
Others	214	10	—	—

Total	(80,671)	(61,434)	84,520	12,141

(1)

Our Singapore subsidiary is entitled to tax holiday by obtaining a Development and Expansion Incentive and as a result is subject to a 5% corporate income tax rate on qualifying income from 2016 to 2025. Moreover, due to change in business condition, such incentives and terminated in 2019 and the Singapore subsidiary in cooperated in Singapore became subject to 17% income tax rate since 2019. For details, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation— Taxation in Different Jurisdictions—Singapore.”

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

	Year Ended December 31,
	2017(1)	2018(2)	2019(2)
	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Statements of Comprehensive income (loss) Data:
Revenues	4,974,757	4,981,705	3,587,695	515,340
Utility products and related services	3,439,563	3,119,483	1,573,030	225,952
Mobile entertainment	1,496,443	1,778,867	1,871,543	268,830
AI and others	38,751	83,355	143,122	20,558

Cost of revenues(3)	(1,780,089)	(1,540,633)	(1,241,932)	(178,392)

Gross profit	3,194,668	3,441,072	2,345,763	336,948

Operating income and expenses
Research and development(3)	(684,863)	(668,918)	(787,329)	(113,093)
Selling and marketing(3)	(1,656,505)	(1,910,044)	(1,558,315)	(223,838)
General and administrative(3)	(407,410)	(430,826)	(587,457)	(84,383)
Impairment of goodwill	—	—	(545,665)	(78,380)
Other operating income	990	35,938	22,091	3,173

Total operating expenses, net	(2,747,788)	(2,973,850)	(3,456,675)	(496,521)

Operating profit (loss)	446,880	467,222	(1,110,912)	(159,573)

Other income (expenses)
Interest income, net	22,603	87,716	110,010	15,802
Foreign exchange (loss) gain, net	(15,224)	13,821	49	7
Other income, net	979,006	700,964	635,166	91,235

Income (Loss) before income taxes	1,433,265	1,269,723	(365,687)	(52,529)

Income tax expenses	(57,602)	(117,000)	(7,904)	(1,135)

Net income(loss)	1,375,663	1,152,723	(373,591)	(53,664)

Less: net income (loss) attributable to noncontrolling interests	27,469	(14,186)	(59,614)	(8,563)

Net income (loss) attributable to Cheetah Mobile Inc	1,348,194	1,166,909	(313,977)	(45,101)

(1)	VAT is presented in the cost of revenues rather than net against revenues in accordance with the legacy revenue accounting standard (ASC 605).
(2)	VAT is presented as net against revenues rather than in the cost of revenues in accordance with the new revenue accounting standard (ASC 606).

(3)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	762	206	524	75
Research and development	20,691	14,224	59,771	8,586
Selling and marketing	39	8,967	3,818	548
General and administrative	51,824	61,721	63,327	9,097

Total	73,316	85,118	127,440	18,306

Starting from January 1, 2018, we adopted a new revenue accounting standard (ASC 606), which reclassifies VAT from cost of revenues to net against revenues. The consolidated statement of comprehensive income (loss) data for the years ended December 31, 2018 and 2019 presented above have been prepared in accordance with ASC 606 and exclude the impact of VAT, while the consolidated statements of comprehensive income (loss) data for the year ended December 31, 2017 presented above have been prepared in accordance with the legacy revenue accounting standard (ASC 605) and, unlike the consolidated statement of comprehensive income (loss) data for the years ended December 31, 2018 and 2019, include the impact of VAT.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenues. Our revenues decreased by 28.0% from RMB4,981.7 million in 2018 to RMB3,587.7 million (US$515.3 million) in 2019.

Utility products and related services. Revenues from utility products and related services decreased by 49.6% from RMB3,119.5 million in 2018 to RMB1,573.0 million (US$226.0 million) in 2019. The year-over-over decrease was primarily due to (i) a decline in our mobile utility product business in overseas markets, (ii) a decline in our mobile utility product business in the domestic market, and (iii) a decline in PC-related revenues. In 2019, approximately 85.4% of our revenues from its utility products and related services business were generated from advertising while the rest of its revenues were generated from other sources, such as providing premium services, anti-virus software sales and office software sales.

Revenues from our mobile utility product business in overseas markets decreased by 60.4% year over year from RMB1,268.5 million in 2018 to RMB502.1 million (US$72.1 million) in 2019. The year-over-year decrease was mainly due to the suspension of our advertising collaboration with Facebook since December 2018, and a decline in MAUs. Revenues from our mobile utility product business in the domestic market decreased by 50.8% year over year from RMB1350.0 million in 2018 to RMB664.2 million (US$95.4 million) in 2019. The year-over-year decrease was the result of headwinds in the domestic online advertising market. PC-related revenues decreased by 19.0% year over year from RMB502.1 million in 2018 to RMB406.7 million (US$58.4 million) in 2019 as internet traffic in China continued to migrate from PC to mobile devices.

Mobile entertainment services. Revenues from mobile entertainment services increased by 5.2% from RMB1,778.9 million in 2018 to RMB1,871.5 million (US$268.8 million) in 2019, mostly driven by the growth of our casual mobile game, Bricks n Balls.

Revenues from the mobile game business increased by 26.8% from RMB925.0 million in 2018 to RMB1,173.0 million (US$168.5 million) in 2019. The increases were mainly due to the contribution from the casual mobile game, Bricks n Balls. In 2019, approximately 32.2% of the revenues from the mobile games business were generated from advertising while the remaining revenues were generated from in-game purchases.

Revenues from the content-driven products decreased by 18.2% year over year from RMB853.9 million in 2018 to RMB698.6 million (US$100.3 million) in 2019, mainly due to the deconsolidation of Live.me effective since September 30, 2019. In the first nine months of 2019, revenues generated from content-driven products increased by 11.9% from RMB624.3 million in 2018 to RMB698.6 million (US$100.3 million) in 2019.

AI and others. Revenues from AI and others increased to RMB143.1 million (US$20.6 million) in 2019 from RMB83.4 million in 2018. This increase was primarily due to the contribution from hardware sales.

Cost of revenues. Our cost of revenues decreased by 19.4% from RMB1,540.6 million in 2018 to RMB1,241.9 million (US$178.4 million) in 2019. The decrease in our cost of revenues was mainly due to a significant reduction in costs associated with our utility product business and the deconsolidation of Live.me.

Gross profit. As a result of the foregoing, our gross profit decreased by 31.8% from RMB3,441.1 million in 2018 to RMB2,345.8 million (US$336.9 million) in 2019.

Gross margin. Our gross margin decreased to 65.4% for the year ended December 31, 2019 from 69.1% for the year ended December 31, 2018.

Operating expenses. Our operating expenses increased by 16.2% from RMB2,973.9 million in 2018 to RMB3,456.7 million (US$496.5 million) in 2019, due to one-time asset impairment charges, and the rise in research and development personnel for both our mobile games and AI-related businesses .

Research and development expenses. Our research and development expenses increased by 17.7% from RMB668.9 million in 2018 to RMB787.3 million (US$113.1 million) in 2019. This decrease was primarily due to the rise in R&D personnel for both our mobile games and AI-related businesses, partially offset by a reduction in the personnel for our utility products and related services business.

Selling and marketing expenses. Our selling and marketing expenses decreased by 18.4% from RMB1,910.0 million in 2018 to RMB1,558.3 million (US$223.8 million) in 2019. This decrease was primarily due to the reduction in promotional activities for our utility products and related services business.

General and administrative expenses. Our general and administrative expenses increased by 36.4% from RMB430.8 million in 2018 to RMB587.5 million (US$84.4 million) in 2019, which was mainly due to one-time asset impairment charges.

Impairment of goodwill. For the year ended December 31, 2019, we performed qualitative and quantitative assessments for each of its reporting units. As a result, we booked a goodwill impairment charge of RMB545.7 million (US$78.4 million) in 2019.

Other operating income. Other operating income primarily consisted of government grants, subsidies and financial incentives that we received in connection with our operations not related to research and development projects. Other operating income was RMB22.1 million (US$3.2 million) in 2019, as compared with RMB35.9 million in 2018.

Operating loss(profit). As a result of the foregoing, we had an operating loss of RMB1,110.9 million (US$159.6 million) in 2019, as compared to an operating profit of RMB467.2 million in 2018.

Operating loss(profit) margin. We had an operating loss margin of 31.0% in 2019, as compared to an operating profit margin of 9.4% in 2018.

Other income, net. Other income, net, was RMB635.2 million (US$91.2 million) in 2019, mainly resulting from the deconsolidation of Live.me.

Income tax expense. Our income tax expense was RMB7.9 million (US$1.1 million) in 2019, as compared to RMB117.0 million in 2018.

Net income (loss) attributable to Cheetah Mobile shareholders. Primarily as a result of the foregoing, our net loss attributable to Cheetah Mobile shareholders was RMB314.0 million (US$45.1 million) in 2019, as compared to a net income attributable to Cheetah Mobile shareholders of RMB1,166.9 million in 2018.

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

Revenues. Our revenues increased by 2.2% to RMB4,981.7 million in 2018. This increase was primarily driven by rapid growth in our mobile entertainment businesses, which increased by 19.0% year over year to RMB1,778.9 million in 2018, mostly driven by the growth of our mobile games operations.

Utility products and related services. Revenues from utility products and related services decreased by 6.7% year over year to RMB3,119.5 million in 2018. The decrease was primarily due to (i) a decline in PC-related revenues and (ii) a decline in our mobile utility product business in the overseas market. In 2017 and 2018, approximately 93% of our revenues from the utility products and related services were generated from advertising, and the rest of the revenues were generated from miscellaneous items such as the sale of anti-virus and office application software.

As internet traffic in China continues to migrate from PC to mobile devices, PC-related revenues decreased by 7.0% year over year to RMB580.0 million in 2018. Revenues from our mobile utility product business in the overseas markets decreased by 30.5% year over year to RMB1,268.5 million in 2018. In the overseas markets, certain advertising formats, such as ads on mobile phone lock screens, had been discontinued by Facebook and Google in 2017 and 2018, respectively. In December 2018, our collaborations with some third-party advertising platforms, such as Facebook, were suspended, which had a negative impact on our overseas advertising revenues in the following months. We were informed by Facebook about the suspension of advertising collaborations approximately two weeks after the allegations made in November 2018 by a third party against us regarding several of our utilities applications. The suspension does not impact our role as a Facebook advertising reseller through Hongkong Zoom Interactive Network Marketing Technology Limited, a subsidiary of ours. The reason for the suspension as cited by Facebook was that certain of our applications were not in compliance with Facebook’s policies. During the first nine months of 2018, revenues from Facebook accounted for approximately 6.5% of our total revenues. Revenues from Facebook accounted for approximately 7.3%, 7.4%, and 2.7% of our total revenues in October, November and December of 2018, respectively. The resumption of the advertising collaborations was pending a full review of our recent activities by Facebook.

In the domestic market, fluctuations in China’s online advertising market may also affect our revenues from the mobile utility products and related services business in China, which in turn affect our revenue on utility products and related services. We expect the above factors to continue affecting our revenues from the utility products and related services.

Mobile entertainment services. Revenues from mobile entertainment services increased by 19.0% year over year to RMB1,778.9 million in 2018, mostly driven by the growth of our mobile games operations. mostly driven by the growth of our mobile game operations. In 2017 and 2018, approximately 36% of the revenues from the mobile entertainment business were generated from advertising on mobile game business and the remaining revenues were generated from in-game purchase from the mobile game business and virtual gifts from the LiveMe business.

AI and others. Revenues from AI and others increased to RMB83.4 million in 2018 from RMB37.3 million in 2017. This increase was primarily driven by the sales of Cheetah Translator, an AI-based voice translation device.

Cost of revenues. Our cost of revenues decreased by 8.3% year over year to RMB1,540.6 million in 2018. The decrease in our cost of revenues was mainly due to (i) reduced traffic acquisition costs associated with our third-party advertising business, (ii) reduced bandwidth and cloud service costs associated with our mobile utility applications in the overseas markets, (iii) reduced personnel costs involved in our PC business and (iv) lower amortization of intangible assets in 2018 as we had disposed News Republic and completed the amortization of MobPartner, which was acquired in April 2015.

Gross profit. As a result of the foregoing, our gross profit increased by 7.7% year over year to RMB3,441.1 million in 2018.

Gross margin. Our gross margin expanded to 69.1% for the year ended December 31, 2018 from 65.5% for the year ended December 31, 2017.

Operating expenses. Our operating expenses increased by 8.2% year over year to RMB2,973.9 million in 2018, due to increase in selling and marketing expenses and general and administrative expenses.

Research and development expenses. Our research and development expenses decreased by 2.3% year over year to RMB668.9 million in 2018. This decrease was primarily due to lower share-based compensation expenses.

Selling and marketing expenses. Our selling and marketing expenses increased by 15.3% year over year to RMB1,910.0 million in 2018. This increase was primarily due to increased promotional activities for our utility products and related services business in the domestic market and our mobile games business in all markets.

General and administrative expenses. Our general and administrative expenses increased by 5.7% year over year to RMB430.8 million in 2018, which was mainly due to higher share-based compensation expenses and an increase in allowances for doubtful accounts.

Other operating income. Other operating income primarily consisted of government grants, subsidies and financial incentives that we received in connection with our operations not related to research and development projects. Other operating income was RMB35.9 million in 2018, as compared with RMB1.0 million in 2017.

Operating profit. As a result of the foregoing, we had an operating profit of RMB467.2 million in 2018, as compared to RMB446.9 million in 2017.

Operating profit margin. We had an operating profit margin of 9.4% in 2018, as compared to 9.2% in 2017.

Other income, net. Other income, net, was RMB701.0 million in 2018, mainly resulting from the disposals of certain portion of our equity ownership in Bytedance Ltd., whose transaction agreement was entered in the fourth quarter of 2018 and resulted in a disposal gain of investment of US$43.3 million. This transaction also resulted in a fair value gain of US$43.3 million in 2018 for the remaining portion of the equity ownership which we still hold, in accordance with ASC 321, adopted on January 1, 2018.

Income tax expense. Our income tax expense was RMB117.0 million in 2018, as compared to RMB57.6 million in 2017.

Net income attributable to Cheetah Mobile shareholders. Primarily as a result of the foregoing, our net income attributable to Cheetah Mobile shareholders was RMB1,166.9 million in 2018, as compared to RMB1,348.2 million in 2017.

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 1.8%, 1.9% and 4.5% in 2017,

2018 and 2019, respectively. Although we have not in the past been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China in the future.

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

Revenue recognition

We adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”), from January 1, 2018, using the modified retrospective method. Revenues for the years ended December 31, 2018 and 2019 were presented under ASC 606, and revenues for the year ended December 31, 2017 were not adjusted and continue to be presented under ASC 605, Revenue Recognition. The cumulative effect of adopting ASC 606 resulted in an increase of RMB11,892 to the opening balance of retained earnings at January 1, 2018, which is primarily related to our online advertising services.

Starting from January 1, 2018, value added taxes (“VAT”) was reclassified from cost of revenue to net against revenues in accordance with ASC 606. Other than the presentation of VAT, the impact from adopting ASC 606 was not material to our consolidated financial statements as of and for the year ended December 31, 2018.

We generate our revenues primarily through utility products and related services, mobile entertainment, AI and others. We recognize revenue when it has approval and commitment from the customer, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable.

The following table presents our revenues disaggregated by revenue source (prior period amounts have not been adjusted under the modified retrospective method as noted above):

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Revenues:
Utility products and related services	3,439,563	3,119,483	1,573,030	225,952
Mobile entertainment:
Mobile game business	624,013	925,003	1,172,944	168,483
Content-driven products	872,430	853,864	698,599	100,347
Others	38,751	83,355	143,122	20,558

Total consolidated revenues	4,974,757	4,981,705	3,587,695	515,340

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

Mobile entertainment

Mobile games

We develop several popular mobile games and operates some games exclusively licensed from third-party developers, which attracted a massive user base and provide ample advertising revenue opportunities. Similar with monetization method for the mobile utility products, we derive advertising revenues by displaying advertisements on mobile games. Advertisers purchase advertising services directly from us or through third-party partnering mobile advertising platforms. Revenue is recognized at a point in time when an advertisement is displayed to users, while impressions are considered delivered.

We sell both perpetual and consumable in-game virtual items. Perpetual in-game virtual items represent items that are accessible to the paying users as long as the users continues to play. Consumable virtual items represent items that can be consumed by specific user actions. We recognize revenues from the perpetual in-game virtual items over the estimated average paying users’ life. We recognize revenues from the consumable in-game virtual items at a point in time when specific user actions taken by paying users.

We track the in-game virtual item purchases and log-in history of the paying users to calculate the retention of game users based on a statistical model in order to arrive at the best estimate of the average paying users’ life of each game. For newly launched games with a limited period of paying users’ data available for the estimate, we consider the estimated average paying user’s life of other recently launched games with similar characteristics.

Commission fees paid to distribution platforms and payment channels and the fees shared by the third-party game developers are recorded as cost of revenues.

Online live broadcast services

We create and offer virtual items to be used by users on mobile live broadcast application “LiveMe”, which was operated and maintained by us. All “LiveMe” live video shows are available free of charge and fans can purchase virtual items on the platform with virtual currencies to support their favorite performers. We recognize revenue from LiveMe on a gross basis as it has control over the fulfillment of providing mobile live broadcasts on the LiveMe platform, and records payments to the performers and third-party payment platforms as cost of revenues. When virtual currencies are converted into virtual items which are consumed simultaneously, performers receive a certain number of virtual diamonds as a result. When performers receive virtual diamonds, they have a choice to either cash out the virtual diamonds or convert them into virtual currencies and continue to consume the virtual currencies on the platform. Since the performers can convert the virtual items into cash and recharge into their account (if they do) or directly convert into virtual currencies, we believe that the conversion into virtual currencies is analogous to recharge by cash and revenue should be recognized when virtual currencies converted from virtual items are consumed. Proceeds received from users for the sales of virtual currencies are recorded as contract liability, representing prepayments received from users in the form of our virtual currency not yet converted into virtual items. Revenue recognized is based on the weighted average unit price of virtual currencies and the quantities of virtual currencies converted into virtual items. The weighted average unit price of virtual currencies is calculated on a monthly basis as the sum of the contract liability at the beginning of the month, proceeds received during the month and the cash value of the virtual diamonds converted into virtual currencies divided by the sum of the virtual currencies balance at the beginning of the month plus the quantity of virtual currencies generated during the month. We cease to provide this service as Live.me was deconsolidated on September 30, 2019 (Note 3).

AI and Others

AI and other revenue primarily comprises of the sale of AI hardware. We recognize revenue generally at a point in time for the sale of AI hardware products when the products are delivered to customers. Technical consulting services are recognized over time because the customer simultaneously receives and consumes the benefits as we perform throughout a fixed term.

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

Beijing Mobile and Beijing Network and other companies, our VIEs or its subsidiaries, hold the requisite ICP Licenses required to operate our internet-based, including mobile-based businesses in China. We have been and are expected to continue to be dependent on our VIEs to operate our business if PRC laws do not allow us to directly operate such business in China. Our company, as well as Beijing Security and Conew Network, our wholly-owned subsidiaries, as the case may be, has entered into a series of contractual arrangements with the VIEs and their respective shareholders. Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between us and the VIEs through the irrevocable shareholder voting proxy agreements, whereby the shareholders of the VIEs effectively assign all of the voting rights underlying their equity interests in the VIEs to our company. Furthermore, pursuant to the exclusive option agreements, which include a substantive kick-out right, our company has the power to control the shareholders of the VIEs, and therefore, the power to govern the activities that most significantly impact the economic performance of the VIEs. In addition, through the contractual arrangements, the company demonstrate their ability and intention to continue to exercise the ability to absorb substantially all of the expected losses and the majority of the profits of the VIEs, and therefore, have the rights to the economic benefits of the VIEs. As a result of these contractual arrangements, we consolidate the VIEs as required by ASC 810-10, Consolidation: Overall.

Goodwill

We assess goodwill for impairment in accordance with ASC 350, Intangibles—Goodwill and Other: Goodwill (“ASC 350-20”), which requires that goodwill to be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events. As of December 31, 2018 and 2019, we have three reporting units, consisting of utility products and related services, mobile entertainment and AI and others.

We have the option to assess qualitative factors first to determine whether it is necessary to perform the two-step test in accordance with ASC 350-20. If we believe, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the two-step quantitative impairment test described above is required. Otherwise, no further testing is required. In the qualitative assessment, we consider primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. In performing the two-step quantitative impairment test, the first step compares the carrying amount of the reporting unit to the fair value of the reporting unit based on either quoted market prices of the ordinary shares or estimated fair value using the income approach. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired, and we are not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss.

On disposal of a portion of reporting unit that constitutes a business, the attributable amount of goodwill is included in the determination of the amount of profit or loss on disposal. When we dispose of a business within the reporting unit, the amount of goodwill disposed is measured based on the relative fair value of the business disposed and the portion of the reporting unit retained. This relative fair value approach is not used when the business to be disposed was not integrated into the reporting unit after its acquisition, in which case the current carrying amount of the acquired goodwill should be included in the carrying amount of the business to be disposed.

Leases

We adopted ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”) from January 1, 2019 by using the modified retrospective method and did not restate the comparable periods. We have elected the package of practical expedients, which allows us to carry forward the historical lease classification, not to assess whether a contract is or contains a lease and initial direct costs for any leases that exist prior to adoption of the new standard. We have also elected the practical expedient not to separate lease and non-lease components for certain classes of underlying assets and the short-term lease exemption for contracts with lease terms of 12 months or less.

We determine if an arrangement is a lease or contains a lease at lease inception. For operating leases, we recognize a right-of-use asset and a lease liability based on the present value of the lease payments over the lease term on the consolidated balance sheets at commencement date. For finance leases, assets are included in property and equipment on the consolidated balance sheets. As most of our leases do not provide an implicit rate, we estimate its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. Our leases often include options to extend and lease terms include such extended terms when we are reasonably certain to exercise those options. Lease terms also include periods covered by options to terminate the leases when we are reasonably certain not to exercise those options. Lease expense is recorded on a straight-line basis over the lease term.

Upon adoption, we recognized operating lease right-of-use assets of RMB216,540 (US$31,104) and total lease liabilities of RMB218,077 (US$31,325) for operating leases as of January 1, 2019. The impact of adopting ASU 2016-02 on our opening retained earnings and current year net income was insignificant. As of December 31, 2019, we recognized operating lease right-of-use assets of RMB183,563 (US$26,367), and total operating lease liabilities of RMB180,104 (US$25,870), including current portion of RMB58,503 (US$8,404) recorded in “Accrued expense and other current liabilities” and non-current portion of RMB121,601 (US$17,466) recorded in “Other non-current liabilities”.

Business Combinations

Except for business combination under common control, we account for its business combinations using the purchase method of accounting in accordance with ASC 805, Business Combinations. The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets, and liabilities we acquired, based on their estimated fair values. The consideration transferred of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings. During the measurement period, which can be up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded in the consolidated statements of comprehensive income (loss).

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

Investment in equity securities

We account for the investments in common stock or in-substance common stock in entities in which it can exercise significant influence but does not own a majority equity interest or control using the equity method in accordance with ASC 323-10, Investments-Equity Method and Joint Ventures: Overall unless we elect to account for the investment using the fair value option in accordance with ASC 825-10, Financial Instruments: Fair Value Option (“ASC 825”). We apply the equity method of accounting that is consistent with ASC 323-10 in limited partnership in which we hold a three percent or greater interest. Where the equity method is used, we initially record our investment at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investment on the consolidated balance sheets. We subsequently adjust the carrying amount of the investment to recognize our proportionate share of each equity investee’s net income or loss into earnings after the date of investment. We evaluate the equity method investments for impairment under ASC 323-10. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

We have elected the fair value option when it initially recognizes an equity method investment as we determined the fair value of this investment better represents the value of the underlying assets. Such election is irrevocable, and can be applied to financial assets on an individual basis at initial recognition. Any changes in fair value are recognized in earnings in the consolidated statements of comprehensive income (loss).

Prior to adopting ASC Topic 321, Investments—Equity Securities (“ASC 321”) on January 1, 2018, we account for other equity investments that are not considered as debt securities or equity securities with readily determinable fair values and over which we neither have significant influence nor control through investment in common stock or in-substance common stock using the cost method in accordance with ASC 325-20, Investments-Other: Cost Method Investments. Under cost method, we carry the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings. Our management regularly evaluates the impairment of the cost method investments based on the performance and financial position of the investee as well as other evidence of estimated market values. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and current and future financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

We adopted ASC 321, Investments—Equity Securities (“ASC 321”) on January 1, 2018. Pursuant to ASC 321, equity investments with readily determinable fair value, except for those accounted for under the equity method, those that result in consolidation of the investee and certain other investments, are measured at fair value, and any changes in fair value are recognized in earnings. For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, we elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.

For equity investments measured at fair value with changes in fair value recorded in earnings, we do not assess whether those securities are impaired. For those equity investments that we elect to use the measurement alternative, we make a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, we have to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, we have to recognize an impairment loss in earnings equal to the difference between the carrying value and fair value.

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

Financial instruments primarily consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, due from and due to related parties, other receivables, long-term investments, accounts payable and other current liabilities. The carrying amounts of these financial instruments, except for long-term investments approximate their fair values because of their generally short-term maturities.

We with the assistance of an independent third-party valuation firm, determined the estimated fair value of our equity investments using the alternative measurement and equity method investment with fair value option elected.

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

Income Taxes

We account for income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. We record a valuation allowance against operation deferred tax assets exclude operation defer tax liability if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

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

The following table presents the key assumptions (other than the fair value of our ordinary shares, which is discussed above) used to estimate the fair values of the restricted shares with the option feature granted in the years indicated:

	2017	2018	2019
Risk-free interest rates(1)	2.78%~2.99%	2.97%~3.59%	1.70%~3.25%
Expected volatility range(2)	55.9%~58.0%	55.5%~57.2%	57.1%~62.9%
Expected dividend yield(3)	0%	0%	0%
Expected exercise multiple(4)	2.2	2.2	2.2

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

If factors change and we employ different assumptions for estimating share-based compensation expenses in future periods or if we decide to use a different valuation model, our share-based compensation expenses in future periods may differ significantly from what we have recorded in prior periods and could materially affect our operating profit, net income (loss) and net income (loss) per share.

Recent Accounting Pronouncements

A list of recent accounting pronouncements that are relevant to us is included in Note 2 to our consolidated financial statements, which are included in this annual report.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

We finance our operations and strategic investments primarily using our cash and cash equivalents, including our operating cash inflows, short-term investments and bank loans. Cash and cash equivalents consist of cash on hand and bank deposits, which are unrestricted to withdrawal and use, and highly liquid investments with original stated maturity of three months or less. Short-term investments consist of highly liquid investments with original maturities of greater than three months but less than 12 months and investments that are expected to be realized in cash during the next 12 months. As of December 31, 2019, we had RMB2,354.8 million (US$338.2 million) in cash and cash equivalents, restricted cash and short-term investments.

Between 2010 and 2017, we entered into several revolving loan facility agreements and unsecured loan agreements with certain financial institutions, pursuant to which we are entitled to borrow US$ or Euro denominated loan. As of December 31, 2017, the outstanding amount of loans was equivalent to RMB336,304. We have fully repaid the loans as of December 31, 2019.

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

The table below sets forth a breakdown of our cash by currency and location as of December 31, 2017, 2018 and 2019:

	As of December 31,
	2017	2018	2019
	(in thousands of RMB)
Cash located outside of the PRC
—held by Subsidiaries in US dollars	1,645,135	2,031,329	570,235
—held by Subsidiaries in RMB	26,510	919	801
—held by Subsidiaries in others	104,172	71,443	93,629
—held by VIEs in US dollars	—	—	6,962
—held by VIEs in others	—	—	4,375
Cash located in the PRC
—held by Subsidiaries in RMB	487,121	628,614	211,903
—held by Subsidiaries in US dollars	6,135	1,915	63,373
—held by Subsidiaries in others	—	—	254
—held by VIEs in RMB	22,493	49,615	31,464
—held by VIEs in US dollars	25,922	8	8

Total cash and cash equivalents	2,317,488	2,783,843	983,004

The table below sets forth a breakdown of our short-term investments by location as of December 31, 2017, 2018 and 2019:

	As of December 31,
	2017	2018	2019
	(in thousands of RMB)
Short-term investments located outside of the PRC
—Time deposits located outside the PRC	1,259,244	892,179	230,215
—Other short-term investment located outside the PRC	—	—	146,723
—Convertible loans located outside the PRC	—	3,431	—
Short-term investments located in the PRC
—Time deposits located in the PRC	136,450	35,000	992,180

Total short-term investments	1,395,694	930,610	1,369,118

The following table sets forth a summary of our cash flows for the years indicated:

	Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by (used in) operating activities	625,588	345,590	(239,544)	(34,408)
Net cash (used in) provided by investing activities	(231,493)	538,636	(1,085,226)	(155,883)
Net cash provided by (used in) financing activities	508,066	(546,511)	(485,070)	(69,675)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(73,275)	44,624	5,506	792
Cash, cash equivalents and restricted cash at the beginning of year	1,578,751	2,407,637	2,789,976	400,753
Net increase (decrease) in cash, cash equivalents and restricted cash(1)	828,886	382,339	(1,804,334)	(259,174)

Cash, cash equivalents and restricted cash at the end of year(1)	2,407,637	2,789,976	985,642	141,579

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

Operating Activities

Net cash used in operating activities for the year ended December 31, 2019 was RMB239.5 million (US$34.4 million). This amount was primarily attributable to net loss of RMB373.6 million (US$53.7 million), (i) adjusted for deemed gain on disposal of a VIE’s subsidiary/subsidiary of RMB840.6 million (US$120.7 million), and changes in fair value of financial assets of RMB35.3 million (US$5.1 million); (ii) adjusted for certain non-cash expenses, primarily impairment of assets of RMB902.3 million (US$129.6 million), depreciation of property and equipment of RMB37.4 million (US$5.4 million), amortization of intangible assets of RMB28.1 million (US$4.0 million) and share-based compensation expenses of RMB127.4 million (US$18.3 million); (iii) adjusted for changes in operating assets and liabilities that positively affected operating cash flow, primarily an decrease in accounts receivable of RMB163.4 million (US$23.5 million); and (iv) partially offset by changes in operating assets and liabilities that negatively affected operating cash flow, primarily due to an increase in prepayments and other current assets of RMB198.1 million (US$28.5 million). The increase in prepayments was primarily attributable to increase in other receivables from advertisers.

Net cash provided by operating activities for the year ended December 31, 2018 was RMB345.6 million. This amount was primarily attributable to net income of RMB1,152.7 million, (i) adjusted for changes in fair value of financial assets of RMB344.3 million, gain on disposal/deemed disposal of investments of RMB300.2 million, resulting from disposal of certain portion of our equity ownership in Bytedance Ltd., and gain on disposal of a VIE’s subsidiary/subsidiary of RMB193.7 million; (ii) adjusted for certain non-cash expenses, primarily impairment of assets of RMB155.3 million, amortization of intangible assets of RMB39.9 million and share-based compensation expenses of RMB85.1 million; (iii) adjusted for changes in operating assets and liabilities that positively affected operating cash flow, primarily an increase in income tax payable of RMB66.4 million; and (iv) partially offset by changes in operating assets and liabilities that negatively affected operating cash flow, primarily due to an increase in prepayments and other current assets of RMB264.8 million and an increase in due from related parties of RMB59.2 million. The increase in prepayments and other current assets was primarily attributable to increase in other receivables from advertisers.

Net cash provided by operating activities for the year ended December 31, 2017 was RMB625.6 million. This amount was primarily attributable to net income of RMB1,375.7 million, (i) adjusted for certain non-cash expenses, primarily impairment of assets of RMB313.9 million, amortization of intangible assets of RMB91.1 million, and share-based compensation expenses of RMB73.3 million, (ii) gain on disposal/deemed disposal of investments of RMB1,012.1 million, mainly resulting from disposal of Musically and gain on disposal of News Republic amounted to RMB232.7 million; (iii) adjusted for changes in operating assets and liabilities that positively affected operating cash flow, primarily an increase in accrued expenses and other current liabilities of RMB189.9 million; and (iv) partially offset by changes in operating assets and liabilities that negatively affected operating cash flow, primarily due to an increase in prepayments and other current assets of RMB179.3 million and an increase in accounts receivable of RMB63.5 million. The increase in accrued expenses and other current liabilities was mainly attributable to (i) the increase in payable to online advertising platforms as an agency, and (ii) the increase in accrued bandwidth and internet data center costs. The increase in prepayments and other current assets was primarily attributable to increase in other receivables from advertisers.

Investing Activities

Net cash used in investing activities was RMB1,085.2 million (US$155.9 million) for the year ended December 31, 2019, primarily attributable to purchase of short-term investments of RMB3,508.1 million (US$503.9 million), purchase of long-term investments of RMB494.7 million (US$71.1 million), net cash out of disposal and deemed disposal of subsidiaries of RMB233.4 million (US$33.5 million), and purchase of property, plant and equipment of RMB102.2 (US$14.7 million), partially offset by maturity of short-term investments of RMB3,267.0 million (US$469.3 million).

Net cash provided by investing activities was RMB538.6 million for the year ended December 31, 2018, primarily attributable to proceeds from maturity of short-term investments of RMB3,049.1 million and proceeds from disposal of other long term investments of RMB578.3 million, partially offset by purchase of short-term investments of RMB2,492.0 million and purchase of other long term investments of RMB529.5 million.

Net cash used in investing activities was RMB231.5 million for the year ended December 31, 2017, primarily attributable to purchase of short-term investments of RMB2,000.7 million, purchase of other long term investments of RMB384.6 million and loan to related parties of RMB108.7 million, partially offset by proceeds and advance from disposal of other long term investments of RMB1,136.5 million, primarily resulting from disposal of Musical.ly, proceeds from maturity of short-term investments of RMB940.8 million and proceeds from disposal of a subsidiary/VIE’s subsidiary of RMB152.7 million.

Financing Activities

Net cash used in financing activities was RMB485.1 million (US$69.7 million) for the year ended December 31, 2019. This amount was primarily due to dividends paid to shareholders of RMB500.6 million (US$71.9 million).

Net cash used in financing activities was RMB546.5 million for the year ended December 31, 2018. This amount was primarily due to repayment for bank loans of RMB329.1 million and payment for share repurchase of RMB221.7 million.

Net cash generated from financing activities was RMB508.1 million for the year ended December 31, 2017. This amount was primarily due to proceeds from issuance of Live.me Preferred Shares of RMB635.8 million, partially offset by repayment for bank loans of RMB138.7 million.

Holding Company Structure

Cheetah Mobile Inc. is a holding company. We conduct most of our operations through our subsidiaries and our VIEs incorporated in and outside China. As a result, although other means are available for us to obtain financing at the holding company level, Cheetah Mobile Inc.’s ability to pay dividends to the shareholders and to service any debt it may incur depends on dividends paid by our subsidiaries and service fees paid by our VIEs under the exclusive technology development, support and consultancy agreements. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to us.

Each of our PRC entities is required to make appropriations to certain statutory reserve funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. Specifically, each of our PRC entities is required to allocate at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds, enterprise expansion fund and discretionary surplus fund, as the case may be, at the discretion of its board of directors. With the implementation of FIL, rules of activities of foreign-funded enterprises, including but not limited to the dividend distribution, will be governed by the Company Law of the People’s Republic of China. According to the Company Law, if the aggregate balance of our statutory common reserve is not enough to make up for the losses of the previous year, the current year’s profits shall first be used for making up the losses before the statutory common reserve is drawn according to the provisions of the preceding paragraph. After we have drawn statutory common reserve, which is 10% of the after-tax profit, from the after-tax profits, it may, upon a resolution made by the shareholders’ meeting, draw a discretionary common reserve from the after-tax profits. After the losses have been made up and common reserves have been drawn, the remaining profits shall be distributed to shareholders in proportion to the actual capital contribution actually paid by them, unless otherwise agreed upon by all the shareholders. We may stop drawing the profits if the aggregate balance of the statutory common reserve has already accounted for over 50% of our registered capital. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations of Foreign Currency Exchange and Dividend Distribution” for further details.

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

Capital Expenditures

We incurred capital expenditures of RMB25.9 million, RMB65.4 million and RMB102.2 million (US$14.7 million) in 2017, 2018 and 2019, respectively. Our capital expenditures were primarily attributable to purchase of computers and servers related to research and development activities, purchase of AI hardware, purchase of intangible assets, including intellectual property, game copyrights and tools applications. We have been reducing the purchase of computer servers as we move most of our operations to cloud-based services provided by third parties. As our business expands, we may purchase more intangible assets, new servers and other equipment in the future.

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

As of December 31, 2019, our engineering team consisted of 1,240 employees, approximately 84% of whom held bachelor’s or more advanced degrees. In addition, we have a dedicated customer service team capable of operating in multiple languages that interacts with users and receives users’ input and advice regarding further product development.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2019 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

F.	Contractual Obligations

The following table sets forth our contractual obligations by specified categories as of December 31, 2019.

	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In thousands of RMB)
Operating lease obligations(1)	199,469	62,380	98,634	38,455	—

(1)	Mainly include operating lease for our office building and rental payments for employees’ accommodations.

G.	Safe Harbor

See “Forward-Looking Statements” on page 2 of this annual report.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Sheng Fu	42	Chief Executive Officer and Chairman of the Board of Directors
Tao Zou	44	Director
Jie Xiao	45	Director and Senior Vice President
Pin Zhou	42	Director and Senior Vice President
Ning Zhang	46	Independent Director
Michael Jinbo Yao	43	Independent Director
Richard Weidong Ji	52	Independent Director
Tianyang Zhao	39	Independent Director
Dr. Yi Ma	47	Independent Director
Thomas Jintao Ren	41	Chief Financial Officer
Edward Mingyan Sun	36	Senior Vice President

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

Tao Zou has been our director since December 2016. Mr. Zou was appointed to be our director by Kingsoft Corporation, at which he serves as an executive director and the chief executive officer. Mr. Zou also serves as a director of Seasun Holdings Limited, a director of Xunlei Limited (NASDAQ: XNET) and a director of 21Vianet Group, Inc. (NASDAQ: VNET). Mr. Zou joined Kingsoft Corporation in 1998 serving various management roles. Mr. Zou graduated from Nankai University in 1997.

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

Pin Zhou has been our director of the Board and our senior vice president since March 2018, after having served as our advisor since March 1, 2015. Mr. Zhou is in charge of global advertising business sales, human resources, and part of our smart hardware business. Mr. Zhou has more than 18 years of experience in the internet industry, with extensive knowledge in product management and online advertising. Before joining Cheetah Mobile, Mr. Zhou served as the founder and chief executive officer of Quwan.com, an e-commerce company in China. Before that, Mr. Zhou held various managerial positions in Tuopu Software Group, Herosoft and Baidu. Mr. Zhou received a bachelor’s degree in international finance from Shanxi Institute of Finance and Economics in 1999.

Ning Zhang currently serves as the founder and chairman of Red Avenue Group. Red Avenue Group researches, produces, and invests in new materials through three business units: Red Avenue New Materials Group, Red Avenue Investment Group, and Red Avenue Foundation.

Michael Jinbo Yao is the chairman and chief executive officer of 58.com. Mr. Yao founded 58.com and has served as the Chairman of the Board of Directors and Chief Executive Officer of 58.com since its inception. Mr. Yao is a pioneer in China’s Internet industry. Prior to founding 58.com, in 2000, Mr. Yao founded domain.cn, a domain name transaction and value-added service website in China. After domain.cn was acquired by net.cn in the same year, Mr. Yao served in various managerial roles at net.cn, including Vice President of Sales until 2005. Mr. Yao currently serves on the board of directors of Golden Pacer and a NYSE-listed company, namely Noah Holdings Limited, a leading wealth and asset management service provider in China. Mr. Yao received his bachelor’s degrees in computer science and chemistry from Ocean University of China (formerly known as Ocean University of Qingdao) in 1999.

Richard Weidong Ji has been our independent director since May 2014. Our board of directors has determined that Mr. Ji meets the independence standards under Rule 10A-3 under the Exchange Act and applicable NYSE corporate governance rules. Mr. Ji is the founding partner of All-Stars Investment Limited, which aims to invest in internet technology leaders and consumer brands that help enhance the lives of Chinese consumers with existing portfolio companies including Xiaomi, Didi Chuxing, Tujia, Full Truck Alliance and Sense Time. Mr. Ji is also an independent director and a member of the audit committee of the boards of the NASDAQ-listed YY Inc. Mr. Ji served as managing director and head of Asia-Pacific internet/media investment research at Morgan Stanley Asia Limited from 2005 to 2012, during which period he had won recognitions from publications and research groups such as Institutional Investor, Greenwich Associates, Asia money and Financial Times. Mr. Ji holds a Doctor of Science degree from Harvard University, an MBA from the Wharton School of Business at the University of Pennsylvania and a Bachelor of Science from Fudan University in China.

Tianyang Zhao currently serves as the chief executive officer of Beijing Shougang Fund and Chairman of the Board of Shougang Concord International (HK.0697). Mr. Zhao helped establish in 2010. Beijing Shougang Fund currently manages 12 funds with RMB48 billion in assets under management. As a professional investor, Mr. Zhao has invested in a wide variety of areas including parking infrastructure and smart cities, supply chain finance, medicine and healthcare, sports and entertainment, big data and artificial intelligence, new energy vehicles and also equipment manufacturing. In the past few years, Mr. Zhao led Shougang Group and its listed global subsidiaries in several public and private capital market transactions. Mr. Zhao graduated from Peking University and Cheung Kong Graduate School of Business (EMBA).

Dr. Yi Ma currently serves as a professor at the Electrical Engineering and Computer Sciences (EECS) Department of the University of California at Berkeley. From 2014 to 2017, he was a professor and the executive dean of the School of Information and Science and Technology, Shanghai Tech University, China. From 2009 to early 2014, he was a principal researcher and research manager of the Visual Computing group at Microsoft Research Asia. From 2000 to 2011, he was an associate professor at the ECE Department of the University of Illinois at Urbana-Champaign. His main research interest is in computer vision and high-dimensional data analysis. He received his Bachelor’s degree in automation and applied mathematics from Tsinghua University(Beijing, China) in 1995, Master of Science degree in EECS in 1997, Master of Arts degree in mathematics in 2000, and PhD degree in EECS in 2000, all from the University of California at Berkeley. He is an IEEE Fellow since 2013 and an ACM Fellow since 2017. He is ranked as the World’s Highly Cited Researchers by Clarivate Analytics of Thomson Reuters since 2016, and ranked among the Top 50 of the World’s Most Influential Authors in Computer Science by Semantic Scholar, according to the Science Magazine 2016.

Thomas Jintao Ren has been our chief financial officer since January 2020. Prior to Cheetah Mobile, Mr. Ren served as the chief financial officer of Renren Inc. (NYSE: RENN) since September 2015. Mr. Ren also served as the chief financial officer of Kaixin Auto Holdings (NASDAQ:KXIN) from September 2015 to August

2019. Kaixin Auto Holidings is a subsidiary of Renren Inc. Prior to rejoining Renren Inc., Mr. Ren was the chief financial officer at Chukong Technologies. From 2005 to 2014, Mr. Ren served as Renren Inc.’s senior finance director. Prior to that, Mr. Ren had worked at KPMG for five years. Mr. Ren holds a bachelor’s degree in economics from Renmin University of China. He is a certified public accountant in China and the United States, and a chartered professional accountant in Canada.

Edward Mingyan Sun joined Cheetah Mobile in 2010 and has been in charge of various mobile utility products, including CM Launcher, Cheetah Keyboard, Clean Master, Security Master, Cheetah Browser for both PC and mobile, and Duba Antivirus. Prior to Cheetah Mobile, Edward worked at Qihoo 360 and Trent Micro, serving in various management roles. Edward received his a college degree and continued his post-graduate studies at the University of Science and Technology of China.

B.	Compensation

Compensation of Directors and Officers

For the fiscal year ended December 31, 2019, we paid an aggregate of approximately RMB27.3 million (US$3.9 million) in cash to our executive officers and directors (excluding independent directors), and an aggregate of approximately RMB2.8 million (US$0.4 million) in cash to our independent directors. Our PRC entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefits. For the fiscal year ended December 31, 2019, we contributed an aggregate of approximately RMB0.9 million (US$0.1 million) for pension, retirement benefits or other similar benefits for our executive officers and directors.

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

Under the 2011 Plan, the maximum number of shares in respect of which awards that may be granted is 100,000,000 ordinary shares of our company as at the date of such grant, excluding any shares awarded that have lapsed or have been forfeited. In May 2011, we issued 100,000,000 ordinary shares that were put on trust for the benefit of participating employees in the 2011 Plan. As of March 31, 2020, 99,507,634 restricted shares (excluding those that have been forfeited) had been granted under the 2011 Plan.

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

Under the 2013 Plan, the maximum number of our ordinary shares that may be issued is 64,497,718 ordinary shares. As of March 31, 2020, 59,716,317 restricted shares with a purchase price (excluding those that have been forfeited) had been granted under the 2013 Plan.

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

We adopted the 2014 Plan in April 2014. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan is 122,545,665 Class A ordinary shares. As of March 31, 2020, 42,953,014 restricted shares (excluding those that have been forfeited) had been granted under the 2014 Plan.

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

The following table summarizes, as of March 31, 2020, the restricted shares that we granted to our current directors and executive officers and to other individuals as a group under our 2011 Plan, 2013 Plan and 2014 Plan, and which remained outstanding.

	Number of Restricted Shares Outstanding	Purchase Price (US$/Share)	Date of Grant	Expiration Date
Sheng Fu	19,307,951	0.34	March 21, 2014	January 1, 2024
	773,975	N/A	November 20, 2018	April 24, 2024
Jie Xiao	*	N/A	January 1, 2012	May 25, 2021
	*	0.19	January 31, 2016	April 24, 2024
	*	N/A	November 20, 2018	April 24, 2024
Edward Mingyan Sun	*	N/A	July 1, 2012	May 25, 2021
	*	N/A	October 1, 2017	January 1, 2024
	*	N/A	May 1, 2017	April 24, 2024
		0.08	April 1, 2018	January 1, 2024
	*	N/A	November 20, 2018	April 24, 2024
Pin Zhou	*	0.06	October 1, 2017	January 1, 2024
	*	0.17	January 31, 2016	April 24, 2024
	*	N/A	November 20, 2018	April 24, 2024
Thomas Jintao Ren	*	N/A	March 22, 2020	January 1, 2024
Michael Jinbo Yao	*	N/A	January 1, 2018	May 25, 2021
Other individuals as a group	34,074,588	—		—

Total	61,593,894

*	Less than 1% of our total outstanding Class A and Class B ordinary shares.

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

Audit Committee

Our audit committee consists of Richard Weidong Ji and Tianyang Zhao, and is chaired by Richard Weidong Ji. Our board of directors has determined that Richard Weidong Ji and Tianyang Zhao, both meet the “independence” requirements of NYSE and the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Richard Weidong Ji qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Ning Zhang, and Tianyang Zhao, andis chaired by Ning Zhang. Our board of directors has determined that Ning Zhang, and Tianyang Zhao, both satisfy the “independence” standards under applicable NYSE corporate governance rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Ning Zhang, and Michael Jinbo Yao and is chaired by Michael Jinbo Yao. Our board of directors has determined that Ning Zhangand Michael Jinbo Yaoboth satisfy the “independence” standards under applicable NYSE corporate governance rules. The committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The committee is responsible for, among other things:

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

We had 2,465, 2,592 and 2,209 employees as of December 31, 2017, 2018 and 2019, respectively. The following table sets forth the number of our employees, categorized by function, as of December 31, 2019:

Function	Number of Employees
Operations	101
Research and development	1,240
Sales and marketing	547
General and administrative	321

Total	2,209

E.	Share Ownership

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

The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2020 by:

•	each of our current directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our shares.

Percentage of beneficial ownership is based on 1,393,070,159 total outstanding ordinary shares as of March 31, 2020, representing the sum of 435,084,177 Class A ordinary shares and 957,985,982 Class B ordinary shares of our company.

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

	Shares Beneficially Owned				Ordinary Shares Beneficially Owned		Voting Power
Directors and Executive Officers**:	Class A Ordinary Shares		Class B Ordinary Shares		%(1)		%(2)
Sheng Fu(3)	30,468,565		68,599,088		7.0		47.0
Tao Zou(4)	—		—		—		—
Jie Xiao		*		*		*		*
Pin Zhou		*	—	*				*
Ning Zhang(5)		*	—	*				*
Michael Jinbo Yao(6)		*	—	*				*
Richard Weidong Ji(7)		*	—	*				*
Tianyang Zhao(8)		*	—	*				*
Dr. Yi Ma(9)		*	—	*				*
Thomas Jintao Ren	—		—		—		—
Edward Mingyan Sun		*		*		*		*
All directors and executive officers as a group	45,533,325		74,399,088		8.5		47.8
Principal Shareholders:
Kingsoft Corporation Limited(10)	11,800,547		662,806,049		48.4		26.4
Tencent Holdings Limited(11)	15,031,120		220,481,928		16.9		22.2
Sheng Global Limited(12)	29,996,440		52,888,815		5.9		5.46

Notes

*	Less than 1% of our total outstanding Class A and Class B ordinary shares.
**

Unless otherwise indicated in the notes below, the business address for our directors and executive officers is Building No. 8, Hui Tong Times Square, Yaojiayuan South Road, Beijing 100123, People’s Republic of China.

(1)

Percentage ownership is calculated by dividing the number of Class A and Class B ordinary shares beneficially owned by a given person or group by the sum of (i) 1,393,070,159 ordinary shares and (ii) the number of Class A and Class B ordinary shares that such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after March 31, 2020.

(2)

Percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by a given person or group with respect to the sum of all outstanding shares of our Class A and Class B ordinary shares. The holders of our Class B ordinary shares are entitled to ten votes per share, and holders of our Class A ordinary shares are entitled to one vote per share.

(3)

Represents (i) 25,996,440 Class A ordinary shares represented by restricted ADSs and 45,588,815 Class B ordinary shares held by Sheng Global Limited, a British Virgin Islands company wholly owned by Mr. Fu, (ii) 4,000,000 Class A ordinary shares (represented by restricted ADSs) and 7,300,000 Class B ordinary shares beneficially owned by Sheng Global Limited through FaX Vision Corporation, a British Virgin Islands company controlled by Sheng Global Limited, (iii) 585,822 Class B ordinary shares that have vested to Mr. Fu under our 2011 Plan, (iv) 472,125 Class A ordinary shares that have vested to Mr. Fu under our 2013 Plan, and (v) 15,124,451 Class B ordinary shares that Mr. Fu may purchase upon vesting of restricted shares granted to him under our share incentive plans within 60 days after March 31, 2020. Kingsoft Corporation have delegated approximately 39.9% voting power of our company held by Kingsoft Corporation to Mr. Sheng Fu, effective October 1, 2017. For further details, see “Item 4. Information on the Company—A. History and Development of the Company”.
(4)	The business address of Mr. Zou is c/o Kingsoft Corporation Limited, Kingsoft Tower, No. 33, Xiaoying West Road, Haidian District, Beijing 100085, People’s Republic of China.
(5)	The business address of Ning Zhang is Room 901, No. 33 Hua Yuan Shi Qiao Road, Shanghai, PRC.
(6)	The business address of Mr. Yao is Building 105, 10 Jiuxianqiao North Road Jia Chaoyang District, Beijing, PRC.
(7)	The business address of Mr. Ji is Suite 2103 21/F, Two Exchange Square, 8 Connaught Place, Central, Hong Kong.
(8)	The business address of Tianyang Zhao is 14th Floor, CRCC Plaza, Shijingshan Road 20, Shijingshan, Beijing, PRC.
(9)	The business address of Dr. Yi Ma is 2038 Parker St. #228, Berkeley, CA94704.
(10)

Represents (i) 5,040,877 Class A ordinary shares, (ii) 6,759,670 Class A ordinary shares represented by ADSs, and (iii) 662,806,049 Class B ordinary shares held by Kingsoft Corporation. Kingsoft Corporation is a Cayman Islands company listed on the Hong Kong Stock Exchange (Stock Code: 3888). Kingsoft Corporation have delegated approximately 39.9% voting power of our company held by Kingsoft Corporation to Mr. Sheng Fu, effective October 1, 2017. For further details, see “Item 4. Information on the Company—A. History and Development of the Company”. Kingsoft Corporation’s business address is Kingsoft Tower, No. 33, Xiaoying West Road, Haidian District, Beijing 100085, People’s Republic of China.

(11)

Represents (i) 745,410 Class A ordinary shares and [14,285,710] Class A ordinary shares represented by ADSs held by THL E Limited, a British Virgin Islands company wholly owned by Tencent Holdings Limited, and (ii) 220,481,928 Class B ordinary shares held by TCH Copper Limited, a British Virgin Islands company wholly owned by Tencent Holdings Limited, as reported on the Schedule 13D jointly filed by TCH Copper Limited, Tencent Holdings Limited and THL E Limited on May 19, 2014. Tencent Holdings Limited is a Cayman Islands company listed on the Hong Kong Stock Exchange (Stock Code: 700). The business address of Tencent Holdings Limited is 29/F, Three Pacific Place, No. 1 Queen’s Road East, Wan Chai, Hong Kong.

(12)

Represents (i) 25,996,440 Class A ordinary shares represented by restricted ADSs and 45,588,815 Class B ordinary shares held by Sheng Global Limited and (ii) 4,000,000 Class A ordinary shares and 7,300,000 Class B ordinary shares held by FaX Vision Corporation, a British Virgin Islands company controlled by Sheng Global Limited. The registered address of Sheng Global Limited is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

As of March 31, 2020, to our knowledge, on the same basis of calculation as above, 408,385,400 Class A ordinary shares represented by ADSs, or approximately 4.1% of our total outstanding ordinary shares were held by one record shareholder in the United States, namely The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Transactions and Agreements with Kingsoft Corporation and its Subsidiaries

Kingsoft Corporation is one of our principal shareholders, with beneficial ownership and voting power of 48.4% and 26.4%, respectively, of our outstanding Class A and Class B ordinary shares on an as-converted basis as of March 31, 2020.

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

Services received from Kingsoft Corporation and its Subsidiaries

Historically, we have entered into various transactions from time to time with Kingsoft Corporation and its subsidiaries. In order to regulate such ongoing transactions, we entered into a cooperation framework agreement with Kingsoft Corporation on December 27, 2013 for an initial term until December 31, 2016. Upon expiration of the initial term, the agreement was automatically renewed for three years pursuant to its terms. This agreement governs the following transactions between our company and Kingsoft Corporation:

•

Promotion services. We and Kingsoft Corporation will mutually provide promotion services through their own products and websites for the sale of the other party’s products, including but not limited to pre-installation, bundle promotion, joint operation and publishing online advertisement;

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

For the years ended December 31, 2017, 2018 and 2019, we recognized aggregate fees of RMB45.2 million, RMB19.5 million and RMB23.8 million (US$3.4 million), respectively, to Kingsoft Corporation and its subsidiaries for the services they provided to us.

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

Transactions with Other Affiliates

Transactions with Tencent Shenzhen

We entered into a strategic cooperation agreement dated December 27, 2013 with Shenzhen Tencent Computer Systems Company Limited, or Tencent Shenzhen, to promote various types of products of Tencent Holdings Limited, its subsidiaries and their respective associates, or collectively the Tencent Group, through various forms of promotion services on our mobile and PC applications and platforms. Tencent Shenzhen is a subsidiary of Tencent Holdings Limited, one of our major beneficial shareholders. The price of services provided between us and Tencent Shenzhen will be based on (i) the prevailing fair market price, (ii) the actual cost incurred plus a reasonable profit margin, or (iii) a price with reference to the price or reasonable profit margin of an independent third party conducting the similar transactions. The term of the cooperation agreement was from January 1, 2014 to December 31, 2015. On December 30, 2015, we entered into a new strategic cooperation agreement with Tencent Shenzhen, pursuant to which we and the Tencent Group will continue to provide promotion services to each other. For the years ended December 31, 2017, 2018 and 2019, we recognized total revenues of RMB58.7 million, RMB198.0 million and RMB176.1 million (US$25.3 million), respectively, from the Tencent Group, and recognized aggregate fees of RMB48.1 million, RMB70.9 million and RMB73.7 million (US$10.6 million), respectively, to the Tencent Group.

Transactions with Beijing OrionStar

In 2017, we completed capital injection into Beijing OrionStar, an artificial intelligence company incorporated in China and controlled by Mr. Sheng Fu. As a result, we, through Beijing Security, hold approximately 30% of then equity interest in Beijing OrionStar and have a two-year warrant to subscribe to additional equity interests amounted to RMB403.4 million at the same valuation of our capital injection. In 2018, we acquired additional preferred share of Beijing OrionStar, through the exercise of part of the two-year warrant at a cash consideration of RMB203.2 million. Subsequent to the transaction, we owned 41.5% equity interest not qualified as in-substance common stock of Beijing OrionStar. In 2019, we acquired additional preferred share of Beijing OrionStar by virtue of the exercise of all our remaining warrants with a cash consideration of approximately RMB262.1 million during Beijing OrionStar’s series B corporate financing transactions. Subsequent to the transaction, our equity interests of OrionStar decreased to 38.73% on a fully diluted basis.

In November 2018, we entered into a distributorship and cooperation agreement with Beijing OrionStar, pursuant to which we become the exclusive worldwide distributor for Beijing OrionStar’s robotics products. For the years ended December 31, 2018 and 2019, we purchased products from OrinSatr of RMB9.1 million, RMB98.2 million (US$14.1 million), respectively.

From December 2018, we entered into several commissioned development agreements with Beijing OrionStar, pursuant to which Beijing OrionStar agrees to provide technical service to us. For the years ended December 31, 2018 and 2019, we recognized total cost of nil, RMB16.9 million (US$2.4 million), respectively.

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

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements.”

Share Incentive Plans

“Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Awards— Share Incentive Plans.”

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

We and certain of our current and former officers have been named as defendants in a putative securities class action filed on November 30, 2018 in the U.S. District Court for the Southern District of New York: Marcu v. Cheetah Mobile Inc., et al., Case No. 1:18-cv-11184. The action was purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in our ADRs between April 21, 2015 and November 27, 2018. The action alleges that we made false or misleading statements regarding our business and operations in violation of the Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. On February 8, 2019, the court entered an order appointing lead plaintiffs in this action. On February 13, 2019, the court approved a scheduling stipulation for the filing of the plaintiffs’ amended complaint and defendants’ responsive pleadings. On March 28, 2019, an amended complaint was filed. On May 16, 2019, a motion to dismiss the amended complaint was filed. On October 2, 2019, a second amended complaint was filed. On November 6, 2019, a motion to dismiss the second amended complaint was filed, which is currently pending before the Court.

The action remains at its preliminary stages. We believe the case is without merit and intend to defend the actions vigorously. For risks and uncertainties relating to the pending cases against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We have been named as a defendant in a putative shareholder class action lawsuit that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.” For further information on certain legal proceedings and arbitration that we are currently involved in, see “Note 18. Commitments and Contingencies—Litigation” to our consolidated financial statements for the years ended December 31, 2017, 2018 and 2019 included in this annual report.

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

Dividend Policy

We paid a cash dividend on September 30, 2019 to our shareholders of record at the close of business on September 13, 2019. The aggregate amount of cash dividends paid was approximately US$72 million, which was funded by cash on our balance sheet. We currently have no plan to declare or pay any dividends in the near future on our shares or ADSs. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely on a significant amount of dividends from our subsidiaries for our cash requirements, including any payment of dividends to our shareholders. With respect to our PRC subsidiaries, PRC regulations may restrict their abilities to pay dividends to us. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may rely on dividends paid by our subsidiaries, including PRC subsidiaries, to fund any cash and financing requirements we may have. Any limitation on the ability of our subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.” and “Item 4. Information on the Company—B. Business Overview—Regulations— Regulations of Foreign Currency Exchange and Dividend Distribution.”

Our board of directors has discretion as to whether to distribute dividends, subject to applicable laws. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in our being unable to pay its debts due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other than Equity Securities—D. American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

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

According to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued by the PRC State Administration of Taxation on December 10, 2009, with retroactive effect from January 1, 2008, or SAT Circular 698, where a non-resident enterprise transfers the equity interests in a PRC resident enterprise indirectly through a disposition of equity interests in an overseas holding company (other than a purchase and sale of shares issued by a PRC resident enterprise in public securities market), PRC tax reporting and payment obligations may be triggered. On February 6, 2015, SAT issued a new guidance (Bulletin [2015] No. 7), or SAT Bulletin 7, on the PRC tax treatment of an indirect transfer of assets by a non-resident enterprise. SAT Bulletin 7 is the latest regulatory instrument on indirect transfers, extending to not only the indirect transfer of equity interests in PRC resident enterprises but also to assets attributed to an establishment in China and immovable property in China or, collectively, Chinese Taxable Assets. Further, on October 17, 2017, SAT issued the Matters Regarding Withholding Corporate Income Tax at Source for Non-Tax Resident Enterprises (Bulletin [2017] No. 37), or SAT Bulletin 37, abolish SAT Circular 698 and specify the withhold liability of the transferees. According to SAT Bulletin 7 and SAT Bulletin 37, when a non-resident enterprise engages in an indirect transfer of Chinese Taxable Assets, or Indirect Transfer, through an arrangement that does not have a bona fide commercial purpose in order to avoid paying enterprise income tax, the transaction should be re-characterized as a direct transfer of the Chinese assets and becomes taxable in China under the EIT Law, and gains derived from such indirect transfer may be subject to the PRC withholding tax at a rate of up to 10%, and the party who is obligated to make the transfer payments has the withholding obligation. SAT Bulletin 7 and 37 have replaced SAT Circular 698 in its entirety. They provide more comprehensive guidelines on a number of issues. Among other things, SAT Bulletin 7 substantially changes the reporting requirements in SAT Circular 698, provides more detailed guidance on how to determine a bona fide commercial purpose, and also provides for a safe harbor for certain situations, including purchase and sale of shares in an offshore listed enterprise on a public market by a non-resident enterprise, which may not be subject to the PRC enterprise income tax. In addition, SAT Circular 698 now has been abolished by Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source issued by the PRC State Administration of Taxation on October 17, 2017, with retroactive effect from December 1, 2017, or SAT Circular 37.]

United States Federal Income Taxation

The following discussion is a summary of United States federal income tax considerations relating to the ownership, and disposition of the ADSs or Class A ordinary shares by a U.S. holder (as defined below) that holds the ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This discussion does not address all aspects of United States federal income taxation that may be important to particular holders in light of their individual circumstances, including holders subject to special tax rules (for example, banks or other financial institutions, insurance companies, broker-dealers, pension plans, cooperatives, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations), holders who are not U.S. holders, holders who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), holders who acquired their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation, investors required to accelerate recognition of any item of gross income with respect to the ADSs or Class A ordinary shares as a result of such income being recognized on an applicable financial statement, holders that hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or holders that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, except to the extent described below, this discussion does not discuss any alternative minimum tax, state, or local tax, non-United States tax considerations, any non-income tax (such as the United States federal gift and estate tax) considerations, or the Medicare tax considerations. Each U.S. holder is urged to consult its tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations with respect to the ownership and disposition of the ADSs or Class A ordinary shares.

General

For purposes of this discussion, a “U.S. holder” is a beneficial owner of the ADSs or Class A ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of the ADSs or Class A ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding the ADSs or Class A ordinary shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences with respect to the ownership and disposition of the ADSs or Class A ordinary shares.

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

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be a “passive foreign investment company,” or “PFIC,” for United States federal income tax purposes, if, in the case of any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets held and earning a proportionate share of the income received, by any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Although the law in this regard is unclear, we treat our VIEs as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements.

Based on the market price of our ADSs and the composition of assets, we believe that we were a PFIC for United States federal income tax purposes, for the taxable year ended December 31, 2019, and we will likely be classified as a PFIC for our current taxable year ending December 31, 2020 unless the market price of our ADSs increases and /or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income.

If we are a PFIC for any year during which a U.S. holder holds the ADSs or Class A ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds the ADSs or Class A ordinary shares, even if we cease to meet the threshold requirements for PFIC status, unless a U.S. holder makes a taxable “deemed sale” election that may allow the U.S. holder to eliminate the continuing PFIC status under certain circumstances. The United States federal income tax rules that apply if we are a PFIC for the current taxable year or any subsequent taxable year are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any tax withheld) paid on the ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. holder as dividend income on the day actually or constructively received by the U.S. holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a “dividend” for United States federal income tax purposes. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a reduced United States federal tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met.

A non-United States corporation (other than a corporation that is a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation

(a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs are listed on the NYSE, which is an established securities market in the United States, and the ADSs are expected to be readily tradable for so long as they continue to be listed on the NYSE. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in the current taxable year or future taxable years. Furthermore, as mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2019, and we will likely be classified as a PFIC for our current taxable year ending December 31, 2020. U.S. holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to the ADSs or Class A ordinary shares in their particular circumstances. Since we do not expect that our Class A ordinary shares will be listed on established securities markets, it is unclear whether dividends that we pay on our Class A ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. However, in the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and in that case we would be treated as a qualified foreign corporation with respect to dividends paid on our Class A ordinary shares or ADSs. Each non-corporate U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to the ADSs or our Class A ordinary shares. Dividends received on the ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under the PRC Enterprise Income Tax Law, a U.S. holder may be subject to PRC withholding taxes on dividends paid on the ADSs or Class A ordinary shares. See “—People’s Republic of China Taxation.” A U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on the ADSs or Class A ordinary shares. A U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholding taxes, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. holder will generally recognize capital gain or loss upon the sale or other disposition of the ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term if the ADSs or Class A ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gain of non-corporate U.S. holders is generally eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations. In the event that we are treated as a PRC “resident enterprise” under the PRC Enterprise Income Tax Law and gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in the PRC, a U.S. holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. U.S. holders are advised to consult its tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of the ADSs or Class A ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2019, and we will likely be classified as a PFIC for our current taxable year ending December 31, 2020. If we are a PFIC for any taxable year during which a U.S. holder holds the ADSs or Class A ordinary shares, and unless the U.S. holder makes a mark-to-market election or a qualified electing fund (QEF) (as described below), the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, for subsequent taxable years, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or the Class A ordinary shares. Under the PFIC rules:

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

If we are a PFIC for any taxable year during which a U.S. holder holds the ADSs or Class A ordinary shares and any of our non-United States subsidiaries is also a PFIC, such U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

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

Because a mark-to-market election technically cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. holder who makes a mark-to-market election with respect to the ADSs may continue to be subject to the general PFIC rules with respect to such U.S. holder’s indirect interest in any of our non-United States subsidiaries if any of them is a PFIC.

We do not intend to provide information necessary for U.S. holders to make qualified electing fund, or QEF elections, which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

As discussed above under “Dividends,” dividends that we pay on the ADSs or Class A ordinary shares will not be eligible for the reduced tax rate that applies to qualified dividend income if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. In addition, if a U.S. holder owns the ADSs or Class A ordinary shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. holder is advised to consult its tax advisors regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Quantitative and Qualitative Disclosure about Market Risk

Foreign Exchange Risk

Our revenues are denominated in RMB or U.S. dollar and a portion of our revenues and expenses are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest income generated by excess cash, which is mainly held in interest-bearing bank deposits, and interest expense generated from certain bank loans. We generated interest income of RMB36.2 million, RMB89.2 million and RMB110.1 million (US$15.8 million), and interest expense of RMB13.6 million, RMB1.5 million and RMB nil, for the years ended December 31, 2017, 2018 and 2019, respectively. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

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

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	• Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$.05 (or less) per ADSs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Persons depositing or withdrawing shares must pay:	For:

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

• converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15 (f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15 (c) of the Exchange Act, based on criteria established in the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2019.

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

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2019, as stated in its report, which appears on page F-3 of this Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, as of December 31, 2019, our disclosure controls and procedures were effective.

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

	2018		2019
	(in thousands)
Audit fees(1)	US$	1,661	US$	1,869
Audit-related fees(2)	US$	94	US$	—
Tax fees(3)	US$	161	US$	117

Notes:

(1)

Audit fees means the aggregate fees billed in each of the fiscal periods listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC. In 2018 and 2019, the audit refers to financial audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

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

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Ernst & Young Hua Ming LLP, including audit services, audit-related services, tax services and all other fees as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit. Our audit committee has approved all of our audit fees, audit-related fees and tax fees for the year ended December 31, 2019.

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

On September 13, 2018, our board of directors approved a share repurchase program of up to US$100 million of our outstanding ADSs for a period not exceeding 12 months. The repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means. We publicly announced the share repurchase program on September 13, 2018. As of March 31, 2020, we had repurchased approximately 4.5 million ADSs for approximately US$32.3 million under this program.

The table below is a summary of the shares repurchased by us under the two programs. No shares were repurchased except during the months indicated and all shares were purchased in the open market pursuant to the share repurchase program announced on March 16, 2016 and September 13, 2018.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS		Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan* (in thousands)
May 2016	1,613,434	US$	10.6049	1,613,434	US$	82,890
June 2016	923,374	US$	10.9989	923,374	US$	72,734
September 2018	320,700	US$	9.7086	320,700	US$	96,886
October 2018	20,519	US$	8.0119	20,519	US$	96,722
November 2018	1,192,711	US$	7.8471	1,192,711	US$	87,363
December 2018	2,993,374	US$	6.5295	2,993,374	US$	67,817
Total	7,064,112	US$	8.4156	7,064,112		—

*

As of the date of this annual report, dollar value of ADSs that may yet be purchased under our share repurchase program announced on March 16, 2016 is nil as such program has expired on March 15, 2017.

*

As of the date of this annual report, dollar value of ADSs that may yet be purchased under our share repurchase program announced on September 13, 2018 is nil as such program has expired on September 12, 2019.

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

The Corporate Governance Rules of the NYSE permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Currently, we rely on home country practice exemption with respect to the requirement for an audit committee composed of at least three members. We may also opt to rely on additional home country practice exemptions in the future. As a result, our shareholders may be afforded less protection than they otherwise would under the New York Stock Exchange corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the ADSs—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance rules; these practices may afford less protection to shareholders than they would enjoy if we comply fully with the NYSE corporate governance rules. In addition, we are also a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.”

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements

The consolidated financial statements of Cheetah Mobile Inc., its subsidiaries, VIEs and the then subsidiaries of VIEs are included at the end of this annual report.

Item 19. Exhibits

Exhibit Number	Description of Document

1.1	Fourth amended and restated memorandum and articles of association of the Registrant (incorporated by reference to Exhibit 3.2 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 22, 2014)

2.1	Registrant’s specimen American depositary receipt (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 25, 2014)

2.2	Registrant’s specimen certificate for Class A ordinary shares (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 22, 2014)

2.3	Deposit agreement dated May 7, 2014 among the Registrant, the depositary and owners and holders of the American depositary shares (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form S-8 (file no. 333-199577) filed with the Securities and Exchange Commission on October 24, 2014)

2.4*	Description of Securities

4.1	2011 share award scheme and amendments thereto (incorporated by reference to Exhibit 4.1 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 26, 2017)

4.2	2013 equity incentive plan (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (file no. 333- 194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.3	2014 restricted shares plan (incorporated by reference to Exhibit 10.48 to our Registration Statement on Form F-1 (file no. 333- 194996) filed with the Securities and Exchange Commission on April 25, 2014)

4.4	Form of indemnification agreement between the Registrant and its director and executive officers (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.5	Form of employment agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.6	Business operation agreement, by and among Conew Network, Beijing Network, Ming Xu and Wei Liu, dated July 18, 2012 (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

Exhibit Number	Description of Document

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

4.32	Supplemental agreements to strategic cooperation agreement between the Registrant and Shenzhen Tencent Computer Systems Company Limited, dated June 30, 2015 and November 5, 2015 (incorporated by reference to Exhibit 4.41 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 22, 2016)

4.33	Strategic cooperation agreement between the Registrant and Shenzhen Tencent Computer Systems Company Limited, dated December 30, 2015 (incorporated by reference to Exhibit 4.42 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 22, 2016)

4.34	Supplemental agreement to strategic cooperation agreement dated December 30, 2015 between the Registrant and Shenzhen Tencent Computer Systems Company Limited, dated November 19, 2016 (incorporated by reference to Exhibit 4.34 to our Annual Report on Form 20-F (file no. 001-36427 filed with the Securities and Exchange Commission on April 26, 2017)

4.35	Supplemental agreement to share and asset purchase agreement among the Registrant, Hongkong Zoom Interactive Network Marketing Technology Limited and other parties thereto, dated March 16, 2015 (incorporated by reference to Exhibit 4.43 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 22, 2016)

4.36	Amendment to stock purchase agreement among Hongkong Cheetah Mobile Technology Limited, MobPartner SAS and other parties thereto, dated December 15, 2015 (incorporated by reference to Exhibit 4.44 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 22, 2016)

4.37	Share transfer agreement between Kun Wang and Ming Xu, dated July 3, 2018, with respect to Beijing Network (incorporated by reference to Exhibit 4.37 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 26, 2019)

4.38	Agreement on cancellation of contracts among Beijing Network, Conew Network, Wei Liu, Kun Wang and Ming Xu, dated July 3, 2018 (incorporated by reference to Exhibit 4.38 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 26, 2019)

4.39	Exclusive service agreement between Beijing Network and Conew Network, dated July 3, 2018 (incorporated by reference to Exhibit 4.39 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 26, 2019)

4.40	Exclusive equity option agreement, by and among Beijing Network, Conew Network, Wei Liu and Kun Wang, dated July 3, 2018 (incorporated by reference to Exhibit 4.40 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 26, 2019)

4.41	Proxy agreement and power of attorney, by and among Conew Network, Beijing Network, Wei Liu and Kun Wang, dated July 3, 2018 (incorporated by reference to Exhibit 4.41 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 26, 2019)

4.42	Equity pledge agreement, by and among Conew Network, Beijing Network, Wei Liu and Kun Wang, dated July 3, 2018 (incorporated by reference to Exhibit 4.42 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 26, 2019)

Exhibit Number	Description of Document

4.43

Spousal consent, signed by Jiayu Li, Kun Wang’s spouse, dated July 3, 2018, with respect to Beijing Network (incorporated by reference to Exhibit 4.43 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 26, 2019)

4.44	Spousal consent, signed by Xinchan Li, Wei Liu’s spouse, dated July 3, 2018, with respect to Beijing Network (incorporated by reference to Exhibit 4.44 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 26, 2019)

4.45	Share transfer agreement between Kun Wang and Ming Xu, dated July 5, 2018, with respect to Beijing Conew (incorporated by reference to Exhibit 4.45 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 26, 2019)

4.46	Agreement on cancellation of contracts among Beijing Conew, Conew Network, Sheng Fu and Ming Xu, dated July 5, 2018 (incorporated by reference to Exhibit 4.46 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 26, 2019)

4.47	Exclusive service agreement between Beijing Conew and Conew Network, dated July 5, 2018 (incorporated by reference to Exhibit 4.47 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 26, 2019)

4.48	Exclusive equity option agreement, by and among Beijing Conew, Conew Network, Sheng Fu and Kun Wang, dated July 5, 2018 (incorporated by reference to Exhibit 4.48 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 26, 2019)

4.49	Proxy agreement and power of attorney, by and among Conew Network, Beijing Conew, Sheng Fu and Kun Wang, dated July 5, 2018 (incorporated by reference to Exhibit 4.49 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 26, 2019)

4.50	Equity pledge agreement, by and among Conew Network, Beijing Conew, Sheng Fu and Kun Wang, dated July 5, 2018 (incorporated by reference to Exhibit 4.50 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 26, 2019)

4.51	Spousal consent, signed by Jiayu Li, Kun Wang’s spouse, dated July 5, 2018, with respect to Beijing Conew (incorporated by reference to Exhibit 4.51 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 26, 2019)

4.52*	Framework agreement, by and among Conew Network, Beijing Network, our company, Wei Liu and Kun Wang, dated December 20, 2019

4.53*	Equity pledge agreement, by and among Conew Network, Beijing Network, Wei Liu and Kun Wang, dated December 20, 2019

4.54*	Exclusive equity option agreement, by and among our company, Wei Liu, Kun Wang and Beijing Network, dated December 20, 2019

4.55*	Proxy agreement and power of attorney, by and among our company, Beijing Network, Wei Liu and Kun Wang, dated December 20, 2019

4.56*	Spousal consent, signed by Xinchan Li, Wei Liu’s spouse, dated December 20, 2019, with respect to Beijing Network

4.57*	Spousal consent, signed by Jiayu Li, Kun Wang’s spouse, dated December 20, 2019, with respect to Beijing Network

Exhibit Number	Description of Document

4.58*	Framework agreement, by and among Conew Network, Beijing Conew, our company, Sheng Fu and Kun Wang, dated December 20, 2019

4.59*	Exclusive equity option agreement, by and among our company, Sheng Fu, Kun Wang and Beijing Conew, dated December 20, 2019

4.60*	Equity pledge agreement, by and among Conew Network, Beijing Conew, Sheng Fu and Kun Wang, dated December 20, 2019

4.61*	Proxy agreement and power of attorney, by and among our company, Beijing Conew, Sheng Fu and Kun Wang, dated December 20, 2019

4.62*	Spousal consent, signed by Jiayu Li, Kun Wang’s spouse, dated December 20, 2019, with respect to Beijing Conew

4.63*	Framework agreement, by and among Beijing Security, Beijing Mobile, our company, Sheng Fu and Weiqin Qiu, dated December 20, 2019

4.64*	Exclusive equity option agreement, by and among our company, Sheng Fu, Weiqin Qiu and Beijing Mobile, dated December 20, 2019

4.65*	Equity pledge agreement, by and among Beijing Security, Beijing Mobile, Sheng Fu and Weiqin Qiu, dated December 20, 2019

4.66*	Proxy agreement and power of attorney, by and among our company, Beijing Mobile, Sheng Fu and Weiqin Qiu, dated December 20, 2019

4.67*	Google AdSense Online Terms of Service in effect as of the date of this Annual Report on Form 20-F

8.1*	List of significant subsidiaries and VIEs

11.1	Code of business conduct and ethics (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 22, 2014)

12.1*	Certification by principal executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by principal financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by principal executive officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by principal financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Global Law Office

15.2*	Consent of Ernst & Young Hua Ming LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Cheetah Mobile Inc.

By:	/s/ Sheng Fu
Name: Sheng Fu
Title: Chief Executive Officer and Director

Date: May 15, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Cheetah Mobile Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Cheetah Mobile Inc. (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated May 15, 2020 expressed an unqualified opinion thereon.

Adoption of New Accounting Standards

As discussed in Note 2 to the consolidated financial statements, the Company changed its method for accounting for leases in 2019, and its methods for accounting for revenue from contracts with customers and certain equity securities in 2018 and 2019.

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

/s/Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2014.

Beijing, The People’s Republic of China

May 15, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Cheetah Mobile Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Cheetah Mobile Inc.’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Cheetah Mobile Inc. (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2019 and 2018, the related consolidated statements of comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes and our report dated May 15, 2020 expressed an unqualified opinion thereon.

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

/s/Ernst & Young Hua Ming LLP

Beijing, the People’s Republic of China

May 15, 2020

CHEETAH MOBILE INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

		As of December 31,
	Notes	2018	2019
		RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents		2,783,843	983,004	141,200
Restricted cash	2	6,133	2,638	379
Short-term investments	4	930,610	1,369,118	196,661
Accounts receivable (net of allowance for doubtful accounts of RMB83,991 and RMB109,315 (US$15,702) as of December 31, 2018 and 2019, respectively)	5	655,261	469,276	67,407
Prepayments and other current assets	6	1,064,714	936,109	134,464
Due from related parties	15	126,990	233,255	33,505

Total current assets		5,567,551	3,993,400	573,616

Non-current assets
Property and equipment, net	7	63,919	103,397	14,852
Operating lease right-of-use assets	10	—	183,563	26,367
Intangible assets, net	8	48,421	44,476	6,389
Goodwill	9	617,837	—	—
Long-term investments	4	1,849,043	2,516,724	361,504
Due from related parties	15	21,139	25,533	3,668
Deferred tax assets	14	88,896	31,951	4,589
Other non-current assets		35,830	112,700	16,188

Total non-current assets		2,725,085	3,018,344	433,557

Total assets		8,292,636	7,011,744	1,007,173

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY

Current liabilities (including current liabilities of the VIEs and a VIE’s subsidiaries without recourse to the Company amounting to RMB107,139 and RMB132,547 (US$19,040) as of December 31, 2018 and 2019, respectively) (Note 1)

Accounts payable		171,055	87,524	12,571
Accrued expenses and other current liabilities	11	1,514,642	1,504,728	216,141
Due to related parties	15	37,298	92,210	13,245
Income tax payable		112,770	60,657	8,713

Total current liabilities		1,835,765	1,745,119	250,670

CHEETAH MOBILE INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

		As of December 31,
	Notes	2018	2019
		RMB	RMB	US$

Non-current liabilities (including non-current liabilities of the VIEs and a VIE’s subsidiaries without recourse to the Company amounting to RMB6,414 and RMB35,786 (US$5,140) as of December 31, 2018 and 2019, respectively) (Note 1)

Deferred tax liabilities	14	110,291	82,847	11,900
Other non-current liabilities		64,185	189,231	27,182

Total non-current liabilities		174,476	272,078	39,082

Total liabilities		2,010,241	2,017,197	289,752

Mezzanine equity
Redeemable noncontrolling interests	19	687,847	—	—

Shareholders’ equity
Class A ordinary shares (par value of US$0.000025 per share; 7,600,000,000 shares authorized; 475,357,217 and 435,084,177 shares issued as of December 31, 2018 and 2019, respectively; 419,253,027 and 431,985,016 shares outstanding as of December 31, 2018 and 2019, respectively)	18	74	69	11
Class B ordinary shares (par value of US$0.000025 per share; 1,400,000,000 shares authorized; 957,985,982 shares issued and 946,017,565 shares outstanding as of December 31, 2018 and 2019, respectively)	18	156	156	21
Treasury stock (45,273,040 and nil shares as of December 31, 2018 and 2019, respectively)	21	(221,932)	—	—
Additional paid-in capital		2,742,893	2,649,342	380,554
Retained earnings	18	2,705,970	1,944,938	279,373
Accumulated other comprehensive income	18	249,304	337,773	48,518

Total Cheetah Mobile Inc. shareholders’ equity		5,476,465	4,932,278	708,477
Noncontrolling interests		118,083	62,269	8,944

Total equity		5,594,548	4,994,547	717,421

Total liabilities, mezzanine equity and equity		8,292,636	7,011,744	1,007,173

The accompanying notes are an integral part of these consolidated financial statements.

CHEETAH MOBILE INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

		For the year ended December 31,
	Notes	2017	2018	2019
		RMB	RMB	RMB	US$
Revenues (a)
Utility products and related services		3,439,563	3,119,483	1,573,030	225,952
Mobile entertainment		1,496,443	1,778,867	1,871,543	268,830
AI and others		38,751	83,355	143,122	20,558

Total Revenues		4,974,757	4,981,705	3,587,695	515,340
Cost of revenues (a)		(1,780,089)	(1,540,633)	(1,241,932)	(178,392)

Gross profit		3,194,668	3,441,072	2,345,763	336,948

Operating income and expenses (a)
Research and development		(684,863)	(668,918)	(787,329)	(113,093)
Selling and marketing		(1,656,505)	(1,910,044)	(1,558,315)	(223,838)
General and administrative		(407,410)	(430,826)	(587,457)	(84,383)
Impairment of goodwill	9	—	—	(545,665)	(78,380)
Other operating income, net		990	35,938	22,091	3,173

Total operating expenses		(2,747,788)	(2,973,850)	(3,456,675)	(496,521)

Operating profit (loss)		446,880	467,222	(1,110,912)	(159,573)
Other income (expenses)
Interest income, net		22,603	87,716	110,010	15,802
Foreign exchange (losses) gains, net		(15,224)	13,821	49	7
Other income, net	3/4	979,006	700,964	635,166	91,235

Income (loss) before income taxes		1,433,265	1,269,723	(365,687)	(52,529)
Income tax expenses	14	(57,602)	(117,000)	(7,904)	(1,135)

Net income (loss)		1,375,663	1,152,723	(373,591)	(53,664)
Less: net income (loss) attributable to noncontrolling interests		27,469	(14,186)	(59,614)	(8,563)

Net income (loss) attributable to Cheetah Mobile Inc.		1,348,194	1,166,909	(313,977)	(45,101)

Earnings (loss) per share	20
Basic		0.9573	0.8048	(0.2514)	(0.0361)
Diluted		0.9366	0.7839	(0.2514)	(0.0361)
Earnings (loss) per ADS (1 ADS represent 10 Class A ordinary share)	20
Basic		9.5728	8.0478	(2.5140)	(0.3611)
Diluted		9.3656	7.8393	(2.5140)	(0.3611)
Weighted average number of shares used in computation of ordinary shares:
Basic		1,394,303,326	1,403,089,609	1,369,041,418	1,369,041,418
Diluted		1,425,154,838	1,440,414,849	1,369,041,418	1,369,041,418

CHEETAH MOBILE INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

		For the year ended December 31,
	Notes	2017	2018	2019
		RMB	RMB	RMB	US$
Other comprehensive (loss) income, net of tax of nil	18
Foreign currency translation adjustments		(148,304)	182,978	77,097	11,074
Unrealized (losses) gains on available-for-sale securities, net		(433)	(3,734)	10,913	1,568

Other comprehensive (loss) income		(148,737)	179,244	88,010	12,642

Total comprehensive income (loss)		1,226,926	1,331,967	(285,581)	(41,022)
Less: total comprehensive income (loss) attributable to noncontrolling interests		22,671	(40)	(60,073)	(8,629)

Total comprehensive income (loss) attributable to Cheetah Mobile Inc.		1,204,255	1,332,007	(225,508)	(32,393)

Note:

(a)	The amount of transactions with related parties recorded in revenues, cost of revenues and operating expenses are as follows:

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Revenues	83,263	232,363	216,829	31,146
Cost of revenues	(89,658)	(76,056)	(113,937)	(16,366)
Research and development	(6,828)	(1,568)	(14,775)	(2,122)
Selling and marketing	(70,272)	(18,710)	(7,871)	(1,131)
General and administrative	(4,005)	(4,858)	(5,148)	(740)

Details of the related party transactions are set out in Note 15(b) to the consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

CHEETAH MOBILE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Cash flows from operating activities
Net income (loss)	1,375,663	1,152,723	(373,591)	(53,664)
Adjustments to reconcile net income (loss) to net cash from operating activities
Depreciation of property and equipment	45,156	40,244	37,382	5,370
Amortization of intangible assets	91,145	39,863	28,086	4,034
Non-cash operating lease expense	—	—	66,609	9,568
Provision for doubtful accounts	5,675	17,619	134,281	19,288
Impairment of assets	313,888	155,301	768,039	110,322
Foreign currency exchange losses (gains)	10,641	(19,979)	2,074	298
(Gains) losses on disposal of property and equipment and intangible assets	(670)	(2,496)	146	21
Gains on disposal/deemed disposal of subsidiaries/VIE’s subsidiaries	(232,673)	(193,680)	(840,589)	(120,742)
Gains on disposal/deemed disposal of investments	(1,012,086)	(300,211)	—	—
Loss on disposal of put options	—	—	170	24
Settlement and changes in fair value of contingent consideration	9,014	—	—	—
Changes in fair value of financial assets	(12,959)	(344,333)	35,265	5,066
(Gains) losses from equity method investments	(495)	384	(7,594)	(1,091)
Gains on settlement of consideration of business combination	(3,383)	—	—	—
Deferred income tax (benefits) expenses	(25,306)	8,065	5,981	859
Share-based compensation expenses	73,316	85,118	127,440	18,306
Changes in operating assets and liabilities
Accounts receivable	(63,517)	(25,302)	163,370	23,467
Prepayments and other current assets	(179,286)	(264,815)	(198,076)	(28,452)
Due from related parties	(15,884)	(59,198)	(33,156)	(4,763)
Other non-current assets	(4,042)	(4,951)	(83,138)	(11,942)
Accounts payable	(10,346)	(3,742)	(14,468)	(2,078)
Accrued expenses and other current liabilities	189,875	15,540	3,400	488
Operating lease liabilities	—	—	(71,266)	(10,237)
Due to related parties	11,307	(29,582)	59,913	8,606
Income tax payable	39,353	66,415	(53,121)	(7,630)
Other non-current liabilities	21,202	12,607	3,299	474

Net cash provided by (used in) operating activities	625,588	345,590	(239,544)	(34,408)

Cash flows from investing activities
Purchases of property, plant and equipment and intangible assets	(25,890)	(65,403)	(102,173)	(14,676)
Purchase of long-term investments	(384,635)	(529,450)	(494,695)	(71,059)
Purchase of put option	—	(1,200)	(2,380)	(342)
Purchase of short-term investments	(2,000,669)	(2,492,046)	(3,508,101)	(503,907)
Proceeds from maturity of short-term investments	940,826	3,049,145	3,266,900	469,261
Acquisition of business, net of cash acquired	(77,392)	—	(28,443)	(4,086)
Return of long-term investment investees	58,741	—	1,030	148
Proceeds (cash-out) from disposal of subsidiaries/VIE’s subsidiaries, net of cash acquired (disposed)	152,653	71,516	(233,446)	(33,532)
Proceeds from disposal of property and equipment and intangible assets	1,426	14,290	1,936	278

CHEETAH MOBILE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Proceeds and advance from disposal of long-term investments	1,136,544	578,284	—	—
Loans to related parties	(108,671)	(73,081)	(173,703)	(24,951)
Loans to third parties	(34,097)	(70,080)	(24,013)	(3,449)
Repayment of loans from related parties	109,671	33,907	186,862	26,841
Repayment of loans from third parties	—	22,754	25,000	3,591

Net cash (used in) provided by investing activities	(231,493)	538,636	(1,085,226)	(155,883)

Cash flows from financing activities
Repayment for bank loans	(138,656)	(329,145)	—	—
Proceeds and advance from share-based awards	43,688	21,234	17,000	2,442
Settlement of contingent consideration	(25,777)	—	—	—
Share repurchase	—	(221,749)	(175)	(25)
Capital contribution from noncontrolling shareholders	11,905	172	—	—
Payment of withholding tax for dividend to noncontrolling shareholders	(2,700)	—	—	—
Payment of dividend to noncontrolling shareholders	—	(17,023)	(1,298)	(186)
Payment of dividend to Cheetah Mobile Inc. shareholders	—	—	(500,597)	(71,906)
Proceeds from issuance of redeemable noncontrolling interests	635,795	—	—	—
Purchase of shares from noncontrolling shareholders	(16,189)	—	—	—

Net cash provided by (used in) financing activities	508,066	(546,511)	(485,070)	(69,675)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(73,275)	44,624	5,506	792

Net increase (decrease) in cash, cash equivalents and restricted cash	828,886	382,339	(1,804,334)	(259,174)
Cash, cash equivalents and restricted cash at beginning of year	1,578,751	2,407,637	2,789,976	400,753

Cash, cash equivalents and restricted cash at end of year	2,407,637	2,789,976	985,642	141,579

Supplemental disclosures
Cash payments for income taxes	(7,695)	(38,217)	(45,753)	(6,572)
Cash payments for interest expenses	(11,988)	(2,956)	—	—
Cash payments for operating leases	—	—	(70,284)	(10,096)
Non-cash investing and financing activities:
Acquisition of property and equipment and intangible assets included in accrued expenses and other current liabilities	30,530	8,725	7,087	1,018
Disposal of subsidiaries included in prepayments and other current assets	93,071	33,084	—	—
Disposal of investments included in prepayments and other current assets	47,818	—	—	—
Right-of-use assets obtained in exchange for operating lease liabilities	—	—	24,079	3,459
Non-cash acquisition of other long-term investments	329,710	—	—	—
Non-cash acquisition of business	6,944	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

CHEETAH MOBILE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

	Number of Class A Ordinary Shares	Class A Ordinary Shares	Number of Class B Ordinary Shares	Class B Ordinary Shares	Additional paid-in capital	Treasury stock	Accumulated other comprehensive income (loss)	Retained earnings	Total Cheetah Mobile Inc. shareholder’s equity	Noncontrolling interests	Total equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2017	406,290,853	65	1,003,326,973	165	2,725,675	(178,991)	228,145	237,293	3,012,352	188,826	3,201,178
Net income	—	—	—	—	—	—	—	1,348,194	1,348,194	27,469	1,375,663
Conversion of Class B ordinary shares to Class A ordinary shares by shareholders	13,749,910	2	(13,749,910)	(2)	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	73,289	—	—	—	73,289	—	73,289
Exercise and vesting of share-based awards	14,673,174	2	3,128,262	1	26,544	—	—	—	26,547	—	26,547
Other comprehensive loss	—	—	—	—	—	—	(143,939)	—	(143,939)	(4,798)	(148,737)
Accretion of redeemable noncontrolling interests	—	—	—	—	—	—	—	(13,451)	(13,451)	—	(13,451)
Capital contribution from noncontrolling shareholders	—	—	—	—	4,198	—	—	—	4,198	5,765	9,963
Share purchase from a subsidiary’s noncontrolling interest shareholder	—	—	—	—	(226)	—	—	—	(226)	—	(226)
Share of reserves of an equity investee	—	—	—	—	436	—	—	—	436	—	436
Noncontrolling interest in connection with business acquisitions (Note 3)	—	—	—	—	—	—	—	—	—	13,167	13,167
Cancelation of treasury stock	(25,368,080)	(4)	—	—	(178,987)	178,991	—	—	—	—	—
Adoption of ASU 2016-09	—	—	—	—	(6,886)	—	—	6,886	—	—	—
Dividend declared by a consolidated subsidiary to noncontrolling interests	—	—	—	—	—	—	—	—	—	(17,826)	(17,826)
Repurchase of share-based awards from a noncontrolling shareholder	—	—	—	—	—	—	—	(14,039)	(14,039)	—	(14,039)

Balance at December 31, 2017	409,345,857	65	992,705,325	164	2,644,043	—	84,206	1,564,883	4,293,361	212,603	4,505,964

CHEETAH MOBILE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

	Number of Class A Ordinary Shares	Class A Ordinary Shares	Number of Class B Ordinary Shares	Class B Ordinary Shares	Additional paid-in capital	Treasury stock	Accumulated other comprehensive income (loss)	Retained earnings	Total Cheetah Mobile Inc. shareholder’s equity	Noncontrolling interests	Total equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Adoption of ASC 606	—	—	—	—	—	—	—	11,892	11,892	1,175	13,067
Net income	—	—	—	—	—	—	—	1,166,909	1,166,909	(14,186)	1,152,723
Conversion of Class B ordinary shares to Class A ordinary shares by shareholders	48,412,760	8	(48,412,760)	(8)	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	84,747	—	—	—	84,747	484	85,231
Exercise and vesting of share-based awards	6,767,450	1	1,725,000	—	12,035	—	—	—	12,036	—	12,036
Other comprehensive income	—	—	—	—	—	—	165,098	—	165,098	14,146	179,244
Accretion of redeemable noncontrolling interests	—	—	—	—	—	—	—	(37,714)	(37,714)	(887)	(38,601)
Capital contribution from noncontrolling shareholders	—	—	—	—	—	—	—	—	—	3,129	3,129
Share of reserves of an equity investee	—	—	—	—	180	—	—	—	180	—	180
Repurchase of common stock (Note 21)	—	—	—	—	—	(221,932)	—	—	(221,932)	—	(221,932)
Disposal of a subsidiary	—	—	—	—	—	—	—	—	—	(75,964)	(75,964)
Dividend declared by a consolidated subsidiary to noncontrolling interests	—	—	—	—	—	—	—	—		(20,529)	(20,529)
Change in equity interest of a subsidiary	—	—	—	—	1,888	—	—	—	1,888	(1,888)	—

Balance at December 31, 2018	464,526,067	74	946,017,565	156	2,742,893	(221,932)	249,304	2,705,970	5,476,465	118,083	5,594,548

CHEETAH MOBILE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

	Number of Class A Ordinary Shares	Class A Ordinary Shares	Number of Class B Ordinary Shares	Class B Ordinary Shares	Additional paid-in capital	Treasury stock	Accumulated other comprehensive income (loss)	Retained earnings	Total Cheetah Mobile Inc. shareholder’s equity	Noncontrolling interests	Total equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Net loss	—	—	—	—	—	—	—	(313,977)	(313,977)	(59,614)	(373,591)
Share-based compensation	—	—	—	—	126,451	—	—	—	126,451	1,560	128,011
Exercise and vesting of share-based awards	12,731,989	2	—	—	6,078	—	—	—	6,080		6,080
Other comprehensive income (loss)	—	—	—	—	—	—	88,469	—	88,469	(459)	88,010
Accretion of redeemable noncontrolling interests	—	—	—	—	—	—	—	(29,865)	(29,865)	(1,797)	(31,662)
Capital contribution from noncontrolling shareholders	—	—	—	—	—	—	—	—	—	4,933	4,933
Disposal of a subsidiary	—	—	—	—	—	—	—	82,946	82,946	5,967	88,913
Cancelation of treasury stock (Note 21)	(45,273,040)	(7)	—	—	(221,925)	221,932	—	—	—	—	—
Dividend declared by a consolidated subsidiary to noncontrolling interests	—	—	—	—	—	—	—	(1,301)	(1,301)	—	(1,301)
Dividend declared by the Company to Cheetah Mobile Inc. shareholders	—	—	—	—	—	—	—	(498,635)	(498,635)	—	(498,635)
Change in equity interest of a subsidiary	—	—	—	—	(4,155)	—	—	(200)	(4,355)	(6,404)	(10,759)

Balance at December 31, 2019	431,985,016	69	946,017,565	156	2,649,342	—	337,773	1,944,938	4,932,278	62,269	4,994,547

Balance at December 31, 2019 in US$	431,985,016	11	946,017,565	21	380,554	—	48,518	279,373	708,477	8,944	717,421

The accompanying notes are an integral part of these consolidated financial statements.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Cheetah Mobile Inc. (formerly known as Kingsoft Internet Security Software Holdings Limited) (the “Company”) is a limited company incorporated in the Cayman Islands under the laws of Cayman Islands on July 30, 2009. The Company and its consolidated subsidiaries and variable interest entities (“VIEs”) (collectively referred to the “Group”) are principally engaged in the provision of utility products and related services, mobile entertainment services and artificial intelligence (“AI”) and other services. The Company conducts its primary business operations through its subsidiaries, VIEs and subsidiary of VIEs. In 2009, Kingsoft Corporation Limited (“Kingsoft”), the former holding company of the Company, undertook a corporate reorganization to establish the Group, which started to specialize in utility products and related services on a stand-alone basis with separate management oversight distinct from Kingsoft. Subsequent to the reorganization in 2009, all revenues and costs generated by the utility products and related services, are reflected in the consolidated financial statements of the Group. On October 2, 2017, Kingsoft have approved the delegation of approximately 38%, which increased to 39.9% as of March 31, 2020, voting power of the Company held by Kingsoft to Mr. Sheng Fu, chief executive officer and director of the Company (“Mr. Fu”), effective October 1, 2017. The Company is no longer consolidated by Kingsoft and became a significant equity method investee of Kingsoft thereafter.

Details of the Company’s principal subsidiaries and VIEs as of December 31, 2019 are as follows:

Company	Date of incorporation/ registration	Place of incorporation/ registration	Percentage of ownership (i)	Principal activities
Principal subsidiaries of the Company:

Cheetah Technology Corporation Limited (“Cheetah Technology”)	August 26, 2009	Hong Kong	100%	Investment holding, provision of utility products and related services, mobile entertainment services

Beijing Kingsoft Internet Security Software Co., Ltd. (“Beijing Security”)	November 30, 2009	The PRC	100%	Provision of mobile entertainment services and research and development of online applications, sale of AI products

Conew Network Technology (Beijing) Co., Ltd. (“Conew Network”)	March 19, 2009	The PRC	100%	Research and development of mobile applications and provision of utility products and related service

Hongkong Zoom Interactive Network Marketing Technology Limited (“HK Zoom”)	July 4, 2014	Hong Kong	100%	Provision of utility products and related services

Cheetah Information Technology Company Limited (“Cheetah Information”)	March 9, 2015	Hong Kong	100%	Investment holding

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Company	Date of incorporation/ registration	Place of incorporation/ registration	Percentage of ownership (i)	Principal activities

Principal subsidiaries of the Company (continued):

Cheetah Mobile Singapore Pte. Ltd. (“Cheetah Mobile Singapore”)	May 27, 2015	Singapore	100%	Provision of utility products and related services and mobile entertainment services

Cheetah Mobile Hong Kong Limited (“Cheetah Mobile Hong Kong”)	February 24, 2016	Hong Kong	100%	Investment holding

Beijing Chibao Technology Co., Ltd.	December 6, 2018	The PRC	82.5%	Provision of mobile entertainment services

Beijing Kingsoft Cheetah Technology Co., Ltd.	April 30, 2015	The PRC	100%	Provision of products and related services and mobile entertainment services

Jingdezhen Jibao Information Service Co., Ltd.	August 10, 2017	The PRC	100%	Provision of utility products and related services, sale of AI products

Japan Kingsoft Inc. (“Kingsoft Japan”)	March 9, 2005	Japan	41.9%	Provision of utility products and related services

Zhuhai Baoqu Technology Co., Ltd.	July 18, 2018	The PRC	75.0%	Provision of utility products and related services

VIEs

Beijing Conew Technology Development Co., Ltd. (“Beijing Conew”)	December 22, 2005	The PRC	Nil	Dormant

Beijing Cheetah Mobile Technology Co., Ltd. (“Beijing Mobile”)	April 15, 2009	The PRC	Nil	Provision of utility products and related services, mobile entertainment services

Beijing Cheetah Network Technology Co., Ltd. (“Beijing Network”)	July 18, 2012	The PRC	Nil	Provision of utility products and related services, mobile entertainment services

(i)	Percentage of ownership is calculated on fully diluted basis.

VIE arrangements

Before December, 2019, in order to comply with the PRC laws and regulations which prohibit foreign control of companies involved in internet value-added business, the Group operates its website and conducts substantially the majority of its internet value-added services in the PRC through Beijing Mobile, Beijing Network, and Beijing Conew and other VIEs (collectively referred to as the “VIEs”) and its wholly-owned subsidiaries. Except for Beijing Conew, the registered capital of the VIEs was funded by Beijing Security and Conew Network (each or collectively referred to as the “Former Primary Beneficiaries”) through loans extended

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

to the VIEs’ shareholders (the “Nominee Shareholders”), Sheng Fu and Kun Wang who are the Company’s director and/or employee, as well as Ms. Weiqin Qiu and Wei Liu. The effective control of the VIEs is held by the Former Primary Beneficiaries, through a series of contractual agreements (the “Contractual Agreements”). As a result of the Contractual Agreements, the Former Primary Beneficiaries have the power to direct the activity that most significantly impacts the economic performance of the VIEs and receive the economic benefits of the VIEs.

The following is a summary of the Contractual Agreements amongst Beijing Security, as the Former Primary Beneficiary, Beijing Mobile, as the VIE and Beijing Mobile’s Nominee Shareholders before December 2019. Contractual Agreements entered with other VIEs, including but not limited to Beijing Network and Beijing Conew, are substantially similar:

Exclusive technology development, support, and consulting agreements

Pursuant to the exclusive technology development, support and consulting agreement entered into between the Former Primary Beneficiary and the VIE, the VIE engaged the Former Primary Beneficiary as its exclusive provider of management consulting services, technical development and support services in return for service fees of not less than 30% of the VIE’s pre-tax revenue. The Former Primary Beneficiary has the sole right to adjust the services fees upon written request and shall exclusively own any intellectual property arising from the performance of this agreement. The agreements will remain effective unless terminated upon mutual agreement by both parties. During the term of the agreement, the VIE may not enter into any agreement with third parties for the provision of any technical or management consulting services without the consent of the Former Primary Beneficiary.

Loan agreements

Pursuant to the loan agreements among the Former Primary Beneficiary, the Nominee Shareholders and the VIE, the Former Primary Beneficiary granted loans to the Nominee Shareholders for their sole purpose of contributing to the registered capital of the VIE or in certain cases directly to the VIE under the VIE arrangements. As of December 31, 2019, the aggregate amount of these loans was RMB16,800 (US$2,413). At the option of the Former Primary Beneficiary, repayment may be requested at any time, which may be in the form of transferring the VIE’s equity interest to the Former Primary Beneficiary or its designees. The Nominee Shareholders may offer to repay part or the entire loans at any time, to the extent permitted by PRC laws, in the form of transferring the VIE’s equity interest to the Former Primary Beneficiary or its designees.

Exclusive equity option agreements

Pursuant to the exclusive equity option agreement entered into among the Former Primary Beneficiary, the VIE and the Nominee Shareholders, the Former Primary Beneficiary was granted an exclusive and irrevocable option to purchase, or designate a third party to purchase, all or part of the equity interest of the VIE held by the Nominee Shareholders. Without the prior written consent of the Former Primary Beneficiary, the Nominee Shareholders shall not assign or transfer to any third party or create or cause any equity interest in whatsoever form to be created on, all or any part of the equity interest held in the VIE. In addition, dividends and any form of distributions are not permitted without the prior consent of the Former Primary Beneficiary. The exercise consideration is equal to the minimum price permitted under the PRC laws and any amount in excess of the corresponding loan amount shall be refunded by the Nominee Shareholders to the Former Primary Beneficiary or

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

the Former Primary Beneficiary may deduct the excess amount upon payment of consideration. The Former Primary Beneficiary or its designee(s) may exercise such option at any time until it has acquired all the equity interest of the VIE. The agreement will remain effective until all the equity interests held by the Nominee Shareholders have been lawfully transferred to the Former Primary Beneficiary or its designee(s) pursuant to the terms of the agreement.

Equity pledge agreements

Pursuant to the equity pledge agreement entered into among the Nominee Shareholders, the VIE and the Former Primary Beneficiary, the Nominee Shareholders pledged all of their equity interest in the VIE to the Former Primary Beneficiary as collateral for all of their payments due to the Former Primary Beneficiary and to secure their obligations under the above agreements. Without the prior written consent of the Former Primary Beneficiary, the Nominee Shareholders may not assign or transfer to any third party or create or cause any equity interest in whatsoever form to be created on, all or any part of the equity interest they holds in the VIE. The Former Primary Beneficiary is entitled to transfer or assign in full, or in part, the equity interest pledged. In the event of default, the Former Primary Beneficiary as the pledgee, has first priority to be compensated through the sale or auction of the pledged equity interest. The Nominee Shareholders agree to waive their dividend rights in relation to all of the pledged equity interest until such pledge has been lawfully discharged. The equity pledge agreement will remain effective until all the obligations under these agreements have been satisfied in full or all of the guaranteed liabilities have been repaid.

Shareholder voting proxy agreements

Pursuant to the shareholder voting proxy agreement signed among the Nominee Shareholders, the VIE and the Former Primary Beneficiary, each of the Nominee Shareholders irrevocably nominates, appoints and constitutes any person designated by the Primary Former Beneficiary as its attorney-in-fact to exercise on such shareholder’s behalf any and all rights that such shareholder has in respect of its equity interest in the VIE (including but not limited to the voting rights and the right to nominate executive directors of the VIE). The shareholder voting proxy agreement is effective for an initial ten years and will be automatically renewed on an annual basis thereafter if the Former Primary Beneficiary does not provide notice of termination to the Nominee Shareholders thirty days prior to expiration.

Business operation agreements

Pursuant to the business operations agreement entered into among the Nominee Shareholders, the VIE and the Former Primary Beneficiary, the Nominee Shareholders must appoint candidates designated by the Former Primary Beneficiary as the members of the board of the VIE and the Former Primary Beneficiary has the right to appoint senior executives of the VIE. In addition, the VIE agrees not to engage in any transaction that may materially affect its assets, obligations, rights or operation without the prior written consent of the Former Primary Beneficiary. The Nominee Shareholders also agree to unconditionally pay or transfer to the Former Primary Beneficiary any bonus, dividends or any other profits or interest (in whatever form) that they are entitled to as shareholders of the VIE, and waive any consideration connected therewith. The agreement has a term of ten years, unless otherwise terminated by the Former Primary Beneficiary. Neither the VIE nor the Nominee Shareholders may terminate this agreement.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Spousal consent letters

The spouse of certain shareholder of the VIE has executed spousal consent letter. Pursuant to such letter, the spouses of certain shareholder of the VIE acknowledged that certain equity interest in the VIE held by and registered in the name of her spouse will be disposed pursuant to relevant arrangements under the shareholder voting proxy agreement, the exclusive equity option agreement, the equity pledge agreement and the loan agreement. This spouse undertakes not to take any action to interfere with the disposition of such equity interest, including, without limitation, claiming that such equity interest constitutes communal marital property.

On January 17, 2014, the Contractual Agreements were supplemented with financial support undertaking letters executed by the Former Primary Beneficiary to memorialize the Former Primary Beneficiary’s commitment to the VIEs and the commitment shall be retrospectively effective from the date the other contractual agreements were fully executed. Pursuant to the financial support undertaking letter, the Former Primary Beneficiary commits to provide unlimited financial support to the VIE to support their operations whether or not the VIE incurs any losses, and not request for repayment if the VIE is unable to do so.

Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between the Former Primary Beneficiaries and the VIEs through the irrevocable shareholder voting proxy agreements, whereby the Nominee Shareholders effectively assigned all of the voting rights underlying their equity interest in the VIEs to the Former Primary Beneficiaries. Furthermore, pursuant to the exclusive equity option agreements, which include a substantive kick-out right, the Former Primary Beneficiaries have the power to control the Nominee Shareholders, and therefore the power to govern the activities that most significantly impact the economic performance of the VIEs. In addition, through the Contractual Agreements, the Former Primary Beneficiaries demonstrate its ability and intention to continue to exercise the ability to absorb substantially all of the expected losses and the majority of the profits of the VIEs, and therefore have the rights to the economic benefits of the VIEs.

Normally, the shareholders of the VIEs have the right to elect and terminate the executive directors of the VIEs, approve the annual budget, financial statements and significant investing and financing activities of the VIEs. However, pursuant to the shareholder voting proxy agreements, the shareholders of the VIEs have assigned all of their voting rights underlying the equity interest in the VIEs to any person(s) nominated, appointed or designated by the Former Primary Beneficiaries. Senior management of the Company, all employees of the Former Primary Beneficiaries, are generally responsible for the review and approval of sales contracts, credit approval policies, pricing policies, significant marketing promotions, product development, research and development, bandwidth and traffic expenditures, as well as the appointments and terminations of personnel. Therefore, the Former Primary Beneficiaries have the power to direct the activities of the VIEs that most significantly impact their economic performance.

Thus, Beijing Security and Conew Network are considered as the Former primary beneficiaries of the VIEs. As a result of the above, the Company, through the Former Primary Beneficiaries, consolidate the VIEs in accordance with SEC Regulation SX-3A-02 and Accounting Standards Codification (“ASC”) topic 810-10 (“ASC 810-10”), Consolidation: Overall.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

In December 2019, the contractual agreements for certain VIEs, including Beijing Conew, Beijing Mobile and Beijing Network, were amended to mainly include the following terms:

a.	Exclusive equity option agreements

The Company (i) has an exclusive option to purchase, when and to the extent permitted under PRC laws, all or part of the equity interests in the VIEs or all or part of the assets held by the VIEs, (ii) has an exclusive right to cause the Nominee Shareholders to transfer their equity interests in the VIE to the Company or any designated third party and (iii) may provide financial support to the VIEs (only to the extent permitted under PRC laws) when the VIEs become in need of any form of reasonable financial support in the normal operation of business. The Company will not request repayment of any outstanding loans or borrowings from the VIEs if the VIEs do not have sufficient funds or are unable to repay such loans or borrowings.

b.	Proxy agreements and power of attorney

The Nominee Shareholders of the VIEs agreed to irrevocably entrust all the rights to exercise their voting power and any other rights as shareholders of the VIEs to the Company or any third party designated by the Company. The Company, or any designated third party, as the Entrustee, shall have the right to exercise all the rights as shareholders of the VIEs in its sole discretion, and none of the Nominee Shareholders shall exercise any rights as shareholders of the VIEs without the prior written consent of the Company. The Nominee Shareholders of the VIEs have each executed an irrevocable power of attorney to appoint the Company as their attorney-in-fact to vote on their behalf on all matters requiring shareholder approval.

As a result, the power and the rights pursuant to the Proxy Agreements and Power of Attorney have since been effectively reassigned from the Former Primary Beneficiaries to the Company which has the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance. The Company is also obligated to absorb the expected losses of the VIE through the financial support as described above. Therefore, the Company has replaced the Former Primary Beneficiaries as the primary beneficiary of the VIEs, including but not limited to Beijing Conew, Beijing Mobile and Beijing Network since December 2019. As the VIEs were subject to indirect control by the Company through its PRC subsidiaries immediately before and direct control immediately after the contractual agreements were amended, the change of the primary beneficiary of the VIEs was accounted for as a common control transaction based on the carrying amount of the net assets transferred.

The Company, in consultation with its PRC legal counsel, believes that (i) the ownership structure of the Group, including its subsidiaries in the PRC and VIEs does not result in any violation of all existing PRC laws and regulations; (ii) each of the Contractual Agreements amongst the primary beneficiary, the VIEs and the Nominee Shareholders of the VIEs governed by PRC laws, are legal, valid and binding, enforceable against such parties, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) each of the Company’s PRC subsidiaries, VIEs and subsidiary of VIEs have the necessary corporate power and authority to conduct its business as described in its business scope under its business license, which is in full force and effect.

However, uncertainties in the PRC legal system could cause the relevant regulatory authorities to find the current Contractual Agreements and businesses to be in violation of any existing or future PRC laws or regulations. If the Company, the Company’s PRC subsidiaries or any of its current or future VIEs are found in violation of any existing or future laws or regulations, or fail to obtain or maintain any of the required permits or

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including levying fines, confiscating the income of the Company’s PRC subsidiaries, and the VIEs, revoking the business licenses or operating licenses of the Company’s PRC subsidiaries, and VIEs, shutting down the Group’s servers or blocking the Group’s websites, discontinuing or placing restrictions or onerous conditions on the Group’s operations, requiring the Group to undergo a costly and disruptive restructuring, restricting the Group’s rights to use the proceeds from this offering to finance the Group’s business and operations in PRC, or enforcement actions that could be harmful to the Group’s business. Any of these actions could cause significant disruption to the Group’s business operations and severely damage the Group’s reputation, which would in turn materially and adversely affect the Group’s business and results of operations. In addition, if the imposition of any of these penalties causes the Company to lose the rights to direct the activities of VIEs or the right to receive their economic benefits, the Company would no longer be able to consolidate the VIEs.

In addition, if the VIEs or the Nominee Shareholders fail to perform their obligations under the Contractual Agreements, the Group may have to incur substantial costs and expend resources to enforce the Primary Beneficiary’s rights under the contracts. The Group may have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. All of these Contractual Agreements are governed by PRC laws and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit the Group’s ability to enforce these contractual arrangements. Under PRC laws, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would incur additional expenses and delay. In the event the Group is unable to enforce these Contractual Agreements, the Company may not be able to exert effective control over its VIEs, and the Group’s ability to conduct its business may be negatively affected.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

The assets and liabilities of the VIEs are as follows:

	As of December 31,
	2018	2019
	RMB	RMB	US$
Cash and cash equivalents	49,623	42,809	6,149
Restricted cash	526	476	68
Short-term investments	—	4,000	575
Accounts receivable, net	25,346	107,199	15,398
Prepayments and other current assets	49,739	74,384	10,685
Due from related parties	425,752	624,600	89,718

Total current assets	550,986	853,468	122,593

Property and equipment, net	12,753	9,393	1,349
Operating lease right-of-use assets	—	37,141	5,335
Intangible assets, net	6,926	6,616	950
Goodwill	962	—	—
Long-term investments	111,836	214,340	30,788
Other non-current assets	2,733	3,384	486
Deferred tax assets	9,250	9,474	1,361

Total non-current assets	144,460	280,348	40,269

Total assets	695,446	1,133,816	162,862

Accounts payable	11,777	10,642	1,529
Accrued expenses and other current liabilities	82,012	100,015	14,366
Due to related parties (i)	387,629	907,481	130,351
Income tax payable	1,945	1,587	228

Total current liabilities	483,363	1,019,725	146,474

Deferred tax liabilities	1,660	3,749	539
Due to related parties (i)	19,596	—	—
Other non-current liabilities	4,754	32,037	4,602

Total non-current liabilities	26,010	35,786	5,141

Total liabilities	509,373	1,055,511	151,615

(i)

As of December 31, 2018, and 2019, the balances due to related parties of the VIEs mainly represented amounts due to subsidiaries of the Group of RMB395,820 and RMB887,178 (US$127,435) respectively, which were eliminated upon consolidation by the Company.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

The financial performance and cash flows of the VIEs are as follows:

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Revenues	369,247	508,576	586,404	84,232
Cost of revenues	232,500	319,297	335,912	48,251
Net income	22,327	33,805	88,559	12,721
Net cash (used in) provided by operating activities	(30)	(12,198)	62,401	8,963
Net cash provided by (used in) investing activities	23,853	(24,941)	(69,386)	(9,967)
Net cash provided by financing activities	—	19,500	—	—
Effect of exchange rate changes on cash, cash equivalents and restricted cash	—	—	121	17

The revenue producing assets that are held by the VIEs primarily comprise of leasehold improvements, servers, licensed software, network equipment, acquired trade name and acquired domain name. Substantially all of such assets are recognized in the Group’s consolidated financial statements, except for certain Internet Content Provider Licenses, internally developed software, trademarks and patent applications which were not recorded in the Company’s consolidated balance sheets as they do not meet all the capitalization criteria. The VIEs also hire assembled work force on sales, research and development and operations whose costs are expensed as incurred.

There was no pledge or collateralization of the VIEs’ assets. Creditors of the VIEs have no recourse to the general credit of the Company.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). “Impairment of investments and convertible loans” and “Gain (loss) from equity method investments, net” in consolidated statements of comprehensive income (loss) have been reclassified to conform with the current year’s presentation to facilitate comparison.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs and subsidiaries of VIEs. All significant intercompany transactions and balances between the Company, its subsidiaries, VIEs and subsidiaries of VIEs are eliminated upon consolidation. Results of subsidiaries, businesses acquired from third parties, VIEs and subsidiaries of VIEs are consolidated from the date on which control is transferred to the Company.

On May 26, 2011, the board of directors of the Company approved and adopted a share award scheme (the “2011 Share Award Scheme”) in which selected employees of the Group are entitled to participate. The Group has set up a trust (the “Share Award Scheme Trust”) for the purpose of administering the 2011 Share Award Scheme and holding shares awarded to the employees before they vest and are transferred to the employees as instructed by employees. As the Group has the power to govern the financial and operating policies of the Share Award Scheme Trust and derives benefits from the contributions of the employees who have been awarded the shares of the Company through their continued employment with the Group, the Share Award Scheme Trust are included in the consolidated financial statements and any ungranted and unvested shares held by the Share Award Scheme Trust not transferred to grantees are not considered legally issued and outstanding ordinary shares of the Company.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Management evaluates estimates, including those related to the standalone selling prices of performance obligation of revenue contracts, the allowance for doubtful accounts, weighted average unit price of virtual currencies of LiveMe, the average paying user lives of online games, the purchase price allocation and fair value of noncontrolling interests with respect to business combinations, useful lives of long-lived assets and intangible assets, impairment of long-lived assets, impairment of investments, impairment of intangible assets, impairment of goodwill, valuation allowance for deferred tax assets, uncertain tax positions, share-based compensation, fair values of investments, and loss contingencies, among others.

Foreign currency translation and transactions

The functional currency of the Company is the US$. The Company’s subsidiaries, VIEs and subsidiaries of VIEs determined their functional currency based on the criteria of ASC 830, Foreign Currency Matters. The Group uses RMB as its reporting currency. The Group uses the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive income, a component of shareholders’ equity.

Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included as a component of “Foreign exchange gain (loss), net” in the consolidated statements of comprehensive income (loss).

Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.9618 to US$1.00 on December 31, 2019 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Business combinations and noncontrolling interests

Except for business combination under common control, the Group accounts for its business combinations using the purchase method of accounting in accordance with ASC 805, Business Combinations. The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets, and liabilities the Group acquired, based on their estimated fair values. The consideration transferred of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings. During the measurement period, which can be up to one year from the acquisition date, the Group may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded in the consolidated statements of comprehensive income (loss).

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

Restricted cash

Restricted cash consists primarily of the cash reserved in escrow accounts for the remaining payments in relation to business acquisition of RMB3,480 and nil as of December 31, 2018 and 2019, respectively, the cash pledged as collateral for a business credit card of RMB2,128 and RMB2,163 (US$311) as of December 31, 2018 and 2019, respectively, and the cash reserved in third-party trust account of RMB382 and RMB332 (US$48) as of December 31, 2018 and 2019, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

Inventories, net

Inventories, consisting of products available for sale, are stated at the lower of cost and net realizable value, and are recorded in “Prepayments and other current assets”. Cost of inventories is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventories to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. Write downs of inventories are recorded in cost of revenues in the consolidated statements of comprehensive income (loss).

Derivative Instruments

ASC topic 815 (“ASC 815”), Derivatives and Hedging, requires all contracts which meet the definition of a derivative to be recognized on the balance sheet as either assets or liabilities and recorded at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in earnings or in other comprehensive income (loss) depending on the use of the derivative and whether it qualifies for hedge accounting. Changes in fair values of derivatives not qualified as hedges are reported in earnings. The estimated fair values of derivative instruments are determined at discrete points in time based on the relevant market information. The Group did not enter into any derivative contracts that qualified as hedges for the periods presented.

Investments

Short-term investments

All highly liquid investments with original maturities of greater than three months, but less than 12 months, are classified as short-term investments. Investments that are expected to be realized in cash during the next 12 months are also included in short-term investments.

Investment in debt securities

The Group accounts for its investments in debt securities in accordance with ASC 320-10, Investments—Debt Securities: Overall. The Group classifies the investments in debt securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320-10. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of the short-term investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains, or losses are realized.

The debt securities that the Group has positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. For individual securities classified as held-to-maturity

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

Debt investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Available-for-sale debt securities are reported at fair value, with unrealized gains and losses recorded in other comprehensive income (loss). An impairment loss on available-for-sale debt securities would be recognized in consolidated statements of comprehensive income (loss) when the decline in value is determined to be other-than-temporary.

Investment in equity securities

The Group accounts for its investments in common stock or in-substance common stock in entities in which it can exercise significant influence but does not own a majority equity interest or control using the equity method in accordance with ASC 323-10, Investments—Equity Method and Joint Ventures: Overall unless the Group elects to account for the investment using the fair value option in accordance with ASC 825-10, Financial Instruments: Fair Value Option (“ASC 825”). The Group applies the equity method of accounting that is consistent with ASC 323-10 in limited partnership in which the Group holds a three percent or greater interest. Where the equity method is used, the Group initially records its investment at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investment on the consolidated balance sheets. The Group subsequently adjusts the carrying amount of the investment to recognize the Group’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Group evaluates the equity method investments for impairment under ASC 323-10. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

The Group has elected the fair value option when it initially recognizes an equity method investment as the Group determined the fair value of this investment better represents the value of the underlying assets. Such election is irrevocable, and can be applied to financial assets on an individual basis at initial recognition. Any changes in fair value are recognized in earnings in the consolidated statements of comprehensive income (loss).

Prior to adopting ASC 321, Investments—Equity Securities (“ASC 321”) on January 1, 2018, the Group accounts for other equity investments that are not considered as debt securities or equity securities with readily determinable fair values and over which the Group neither has significant influence nor control through investment in common stock or in-substance common stock using the cost method in accordance with ASC 325-20, Investments-Other: Cost Method Investments. Under cost method, the Group carries the investment at cost

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

and only adjusts for other-than-temporary declines in fair value and distributions of earnings. The Group’s management regularly evaluates the impairment of its cost method investments based on the performance and financial position of the investee as well as other evidence of estimated market values. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and current and future financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

The Group adopted ASC 321, Investments—Equity Securities (“ASC 321”) on January 1, 2018. Pursuant to ASC 321, equity investments with readily determinable fair value, except for those accounted for under the equity method, those that result in consolidation of the investee and certain other investments, are measured at fair value, and any changes in fair value are recognized in earnings. For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Group elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.

For equity investments measured at fair value with changes in fair value recorded in earnings, the Group does not assess whether those securities are impaired. For those equity investments that the Group elects to use the measurement alternative, the Group makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the entity has to recognize an impairment loss in earnings equal to the difference between the carrying value and fair value.

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

Financial instruments primarily consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, due from and due to related parties, other receivables, long-term investments, accounts payable and other current liabilities. The carrying amounts of these financial instruments, except for long-term investments approximate their fair values because of their generally short-term maturities.

The Group, with the assistance of an independent third-party valuation firm, determined the estimated fair value of its equity investments using the alternative measurement and equity method investment with fair value option elected.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

Goodwill

The Group assesses goodwill for impairment in accordance with ASC 350, Intangibles—Goodwill and Other: Goodwill (“ASC 350-20”), which requires that goodwill to be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events. As of December 31, 2018 and 2019, the Company has three reporting units, consisting of utility products and related services, mobile entertainment and AI and others.

The Group has the option to assess qualitative factors first to determine whether it is necessary to perform the two-step test in accordance with ASC 350-20. If the Group believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the two-step quantitative impairment test described above is required. Otherwise, no further testing is required. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. In performing the two-step quantitative impairment test, the first step compares the carrying amount of the reporting unit to the fair value of the reporting unit based on either quoted market prices of the ordinary shares or estimated fair value using the income approach. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired, and the Group is not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then the Group must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

On disposal of a portion of reporting unit that constitutes a business, the attributable amount of goodwill is included in the determination of the amount of profit or loss on disposal. When the Group disposes of a business within the reporting unit, the amount of goodwill disposed is measured based on the relative fair value of the business disposed and the portion of the reporting unit retained. This relative fair value approach is not used when the business to be disposed was not integrated into the reporting unit after its acquisition, in which case the current carrying amount of the acquired goodwill should be included in the carrying amount of the business to be disposed.

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

If an intangible asset is determined to have an indefinite life, it should not be amortized until its useful life is determined to be no longer indefinite. As of December 31, 2018 and 2019, the Group did not have any intangible assets with an indefinite life.

Impairment of long-lived assets and intangible assets

The Group evaluates its long-lived assets or asset group, including intangible assets with indefinite and finite lives, for impairment. Intangible assets with indefinite lives that are not subject to amortization are tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the assets might be impaired in accordance with ASC 350-30, Intangibles—Goodwill and Other: General Intangibles Other than Goodwill. Such impairment test compares the fair values of assets with their carrying values with an impairment loss recognized when the carrying values exceed fair values. For long-lived assets and intangible assets with finite lives that are subject to depreciation and amortization are tested for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable. When these events occur, the Group evaluates impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

Revenue recognition

The Group adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”), from January 1, 2018, using the modified retrospective method. Revenues for the years ended December 31, 2018 and 2019 were presented under ASC 606, and revenues for the year ended December 31, 2017 were not adjusted and continue to be presented under ASC 605, Revenue Recognition. The cumulative effect of adopting ASC 606 resulted in an increase of RMB11,892 to the opening balance of retained earnings at January 1, 2018, which is primarily related to the Group’s online advertising services.

Starting from January 1, 2018, value added taxes (“VAT”) was reclassified from cost of revenue to net against revenues in accordance with ASC 606. Other than the presentation of VAT, the impact from adopting ASC 606 was not material to the Group’s consolidated financial statements as of and for the year ended December 31, 2018.

The Group generates its revenues primarily through utility products and related services, mobile entertainment, AI and others. The Group recognizes revenue when it has approval and commitment from the customer, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable.

The following table presents the Company’s revenues disaggregated by revenue source:

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Revenues:
Utility products and related services	3,439,563	3,119,483	1,573,030	225,952
Mobile entertainment
Mobile game business	624,013	925,003	1,172,944	168,483
Content-driven products	872,430	853,864	698,599	100,347
AI and others	38,751	83,355	143,122	20,558

Total consolidated revenues	4,974,757	4,981,705	3,587,695	515,340

(1) Utility products and related services

Online advertising

Online advertising revenue is primarily derived from displaying advertising customer’s advertisements on the Group’s online platforms including duba.com and other websites, browsers, PC and mobile applications, and

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

to a lesser extent, on third-party advertising publishers’ websites or mobile applications. The Group has three general pricing models for its advertising products: cost over a time period, cost for performance basis and cost per impression basis. For advertising contracts over a time period, the Group generally recognizes revenue ratably over time, because the customer simultaneously receives and consumes the benefits as the Group performs throughout a fixed contract term. For contracts that are charged on the cost for performance basis, the Group charges an agreed-upon fee to its customers determined based on the effectiveness of advertising links, which is typically measured by clicks, transactions, installations, user registrations, and other actions originating from the Group’s online platforms. Revenue is recognized at a point in time when there is an effective click, transaction, installations, user registrations, and other actions originating from the Group’s online platforms. For contracts that are charged on the cost per impression basis, the Group recognizes the revenue at a point in time when the impressions are delivered. For online advertising services arrangement involving third-party advertising publishers’ websites or mobile publications, the Group recognizes gross revenue the amount of fees received or receivable from customers as the Group has control over the advertising services before they are transferred to the customer, and therefore, the Company is not arranging for the advertising services to be provided by third parties on their internet properties. Revenue for online advertising services is recognized at a point in time when all the revenue recognition criteria are met. Payments made to the third-party advertising publishers or content providers are included in cost of revenues.

Advertising agency services

The Group provides advertising agency services by arranging advertisers to purchase various advertisement products from certain online networks. The Group receives from the online network performance-based commissions, which are determined based on a pre-specified percentage of the payment by the advertisers for the online network’s various advertisement products. The Group acts as an agent to arrange for the advertising services to be provided by third parties on their internet properties. Revenue from advertising agency services is recognized on a net basis at a point in time when the advertisement products are delivered by the online networks. The revenue is estimated by the Group based on the real-time advertising performance results provided by the online networks and the commission rates pre-determined in contracts signed with relevant online networks. There was no significant difference between the Group’s estimates and the subsequent periodic invoices provided by the online network for all the periods presented.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

(2) Mobile entertainment

Mobile games

The Group develops several popular mobile games and operates some games exclusively licensed from third-party developers, which attracted a massive user base and provide ample advertising revenue opportunities. Similar with monetization method for the mobile utility products, the Group derives advertising revenues by displaying advertisements on mobile games. Advertisers purchase advertising services directly from the Group or through third-party partnering mobile advertising platforms. Revenue is recognized at a point in time when an advertisement is displayed to users, while impressions are delivered.

The Group sells both perpetual and consumable in-game virtual items. Perpetual in-game virtual items represent items that are accessible to the paying users as long as the users continue to play. Consumable virtual items represent items that can be consumed by specific user actions. The Group recognizes revenues from the perpetual in-game virtual items over the estimated average paying users’ life, and revenues from the consumable in-game virtual items at a point in time when specific user actions are taken by paying users.

The Group tracks the in-game virtual item purchases and log-in history of the paying users to calculate the retention of game users based on a statistical model in order to arrive at the best estimate of the average paying users’ life of each game. For newly launched games with a limited period of paying users’ data available for the estimate, the Group considers the estimated average paying users’ life of other recently launched games with similar characteristics.

Commission fees paid to distribution platforms and payment channels and the fees shared by the third-party game developers are recorded as cost of revenues.

Online live broadcast services

The Group creates and offers virtual items to be used by users on mobile live broadcast application “LiveMe”, which was operated and maintained by the Group. All “LiveMe” live video shows are available free of charge and fans can purchase virtual items on the platform with virtual currencies to support their favorite performers. The Group recognizes revenue from LiveMe on a gross basis as it has control over the fulfillment of providing mobile live broadcasts on the LiveMe platform, and records payments to the performers and third-party payment platforms as cost of revenues. When virtual currencies are converted into virtual items which are consumed simultaneously, performers receive a certain number of virtual diamonds as a result. When performers receive virtual diamonds, they have a choice to either cash out the virtual diamonds or convert them into virtual currencies and continue to consume the virtual currencies on the platform. Since the performers can convert the virtual items into cash and recharge into their account (if they do) or directly convert into virtual currencies, the Group believes that the conversion into virtual currencies is analogous to recharge by cash and revenue should be recognized when virtual currencies converted from virtual items are consumed. Proceeds received from users for the sales of virtual currencies are recorded as contract liability, representing prepayments received from users in the form of the Group’s virtual currency not yet converted into virtual items. Revenue recognized is based on the weighted average unit price of virtual currencies and the quantities of virtual currencies converted into virtual items. The weighted average unit price of virtual currencies is calculated on a monthly basis as the sum of the contract liability at the beginning of the month, proceeds received during the month and the cash value of the virtual diamonds converted into virtual currencies divided by the sum of the virtual currencies balance at the

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

beginning of the month plus the quantity of virtual currencies generated during the month. The Group ceases to provide this service as Live.me was deconsolidated on September 30, 2019 (Note 3).

(3) AI and others

AI and other revenue primary comprise of the sale of AI hardware products and technical consulting services. The Group recognizes revenue generally at a point in time for the sale of AI hardware products when the products are delivered to customers. Technical consulting services are recognized over time because the customer simultaneously receives and consumes the benefits as the Group performs throughout a fixed term.

(4) Other revenue recognition related policies

For arrangements that include multiple performance obligations, the Group would evaluate all the performance obligations in the arrangement to determine whether each performance obligation is distinct in the context of contract. Consideration is allocated to each performance obligation based on its standalone selling price. If a promised good or service does not meet the criteria to be considered distinct in the context of contract, it is combined with other promised goods or services until a distinct bundle of goods or services exists.

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

Deferred revenue

The Group recognizes a contract liability in the consolidated balance sheets for the contracts where the Group received the payments but have not satisfied the related performance obligation. Contract liabilities were mainly related to advance from customers in advertising services, fees for value-added services to be provided over a period of time and purchase of virtual currencies from users in mobile game and live broadcast application, which were included in deferred revenue in “Accrued expenses and other non-current liabilities” on the consolidated balance sheets. The amount of revenue recognized that was included in the deferred revenue balance at the beginning of the year were RMB73,837, and RMB84,703 (US$12,167) for the years ended December 31, 2018 and 2019, respectively.

Cost of revenues

Cost of revenues primarily consists of traffic acquisition cost, bandwidth and cloud service costs, content and channel costs associated with online live broadcast and mobile game, royalty fees, salaries and benefits, share-based compensation expenses, depreciation of equipment, amortization of intangible assets and cost of products sold.

Selling and marketing expenses

Selling and marketing expenses consist primarily of advertising and promotional expenses, staff costs, share-based compensation expenses and other related incidental expenses that are incurred directly to attract or retain users and customers for the Group’s websites, applications, software and online platforms. Advertising and promotional expenses are expensed when incurred. For the years ended December 31, 2017, 2018 and 2019, advertising and promotional expenses were RMB1,380,913, RMB1,646,378 and RMB1,305,720 (US$187,555), respectively.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Research and development expenses

Research and development consist primarily of employee costs and rental expenses related to personnel involved in the development and enhancement of the Group’s service offerings on its websites and mobile applications and amortization of intangible assets used in research and development. The Group expenses these costs as incurred, unless such costs qualify for capitalization as software development costs, including (i) preliminary project is completed, (ii) management has committed to funding the project and it is probable that the project will be completed and the software will be used to perform the function intended, and (iii) they result in significant additional functionality in the Group’s products. Capitalized software development costs were not material for all periods presented.

Government subsidies

Government subsidies primarily consist of financial subsidies received from provincial and local governments, for operating a business in their jurisdictions or conducting research and development projects pursuant to specific policies promoted by the local governments. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. For the government subsidies with non-operating feature and with no further conditions to be met, the amounts are recorded in “Other income, net” when received; for the government subsidies with operating feature and with no further conditions or specific use requirements to be met, the amount are recorded in “Other operating income” when received; and for the government subsidies related to research and development projects, the amounts are recorded in others in “Accrued expenses and other non-current liabilities” when received and will be offset against “Research and development” expenses over the project period when no further conditions are to be met.

Leases

The Group adopted ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”) from January 1, 2019 by using the modified retrospective method and did not restate the comparable periods. The Group has elected the package of practical expedients, which allows the Group to carry forward the historical lease classification, not to assess whether a contract is or contains a lease and initial direct costs for any leases that exist prior to adoption of the new standard. The Group has also elected the practical expedient not to separate lease and non-lease components for certain classes of underlying assets and the short-term lease exemption for contracts with lease terms of 12 months or less.

The Group determines if an arrangement is a lease or contains a lease at lease inception. For operating leases, the Group recognizes a right-of-use asset and a lease liability based on the present value of the lease payments over the lease term on the consolidated balance sheets at commencement date. For finance leases, assets are included in property and equipment on the consolidated balance sheets. As most of the Group’s leases do not provide an implicit rate, the Group estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. The Group’s leases often include options to extend and lease terms include such extended terms when the Group is reasonably certain to exercise those options. Lease terms also include periods covered by options to terminate the leases when the Group is reasonably certain not to exercise those options. Lease expense is recorded on a straight-line basis over the lease term.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Upon adoption, the Group recognized operating lease right-of-use assets of RMB216,540 (US$31,104) and total lease liabilities of RMB218,077 (US$31,325) for operating leases as of January 1, 2019. The impact of adopting ASU 2016-02 on the Group’s opening retained earnings and current year net income was insignificant. As of December 31, 2019, the Group recognized operating lease right-of-use assets of RMB183,563 (US$26,367), and total operating lease liabilities of RMB180,104 (US$25,870), including current portion of RMB58,503 (US$8,404) recorded in “Accrued expense and other current liabilities” and non-current portion of RMB121,601 (US$17,466) recorded in “Other non-current liabilities”.

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

The Group applies ASC 740, Accounting for Income Taxes, to account for uncertainty in income taxes. ASC 740 prescribes a recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group has recorded unrecognized tax benefits in the other non-current liabilities in the accompanying consolidated balance sheets. The Group has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of “Income tax expenses”, in the consolidated statements of comprehensive income (loss).

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

A change in any of the terms or conditions of share options is accounted for as a modification of share-based awards. The Group calculates the incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested share-based awards, the Group recognizes incremental compensation cost in the period the modification occurred. For unvested share-based award, the Group recognizes, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

Earnings (loss) per share

Earnings (loss) per share are calculated in accordance with ASC 260-10, Earnings per Share: Overall. Basic earnings per share are computed by dividing net income (loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income (loss), accretion of the redeemable noncontrolling interests and dilution effect arising from share-based awards issued by subsidiaries are allocated to ordinary shares based on their participating rights in the undistributed earnings as if all the earnings for the reporting period had been distributed.

Diluted earnings per share is calculated by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the vesting of restricted shares and the exercising of restricted shares with an option feature using the treasury stock method. The computation of the dilutive earnings (loss) per share of Class A ordinary share assumes the conversion of Class B ordinary shares.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

Concentration of risks

Concentration of credit risk

Financial instruments that are potentially subject to credit risk consist of cash and cash equivalents, restricted cash, short-term investments, available-for-sale debt securities, accounts receivable and other receivables. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk. As of December 31, 2019, the Group has RMB2,354,760 (US$338,240) in cash and cash equivalents, restricted cash, short-term investments and available-for-sale debt securities, 55.2% and 44.8% of which are held by financial institutions in the PRC and international financial institutions outside of the PRC, respectively. Deposits held with financial institutions were not protected by statutory or commercial insurance. In the event of bankruptcy of one of these financial institutions, the Group may be unlikely to claim its deposits back in full. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

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

Business, customer, political, social and economic risks

The Group participates in a dynamic high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: changes in the overall demand for services and products; competitive pressures due to new entrants; advances and new trends in new technologies and industry standards; changes in bandwidth suppliers; changes in certain strategic relationships or customer relationships; regulatory considerations; copyright regulations; and risks associated with the Group’s ability to attract and retain employees necessary to support its growth. For the year ended December 31, 2017, approximately 15.2%, 11.1% and 10.6% of the Group’s total revenue were derived from Google, Facebook and Baidu, respectively. For the year ended December 31, 2018, approximately 14.4% and 12.1% of the Group’s total revenue were derived from Google and Baidu, respectively. For the year ended December 31, 2019, approximately 13.8% of the Group’s total revenue were derived from Google, and approximately 8.1% of the Group’s total revenue from purchase and consumption of virtual items by users via Google as a channel in 2019.

The Group’s operations could be adversely affected by significant political, economic and social uncertainties in the PRC. Internet related businesses are subject to significant restrictions under current PRC laws

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

Foreign currency exchange rate risk

While the Group’s reporting currency is RMB, a portion of the Group’s revenues and costs are generated and denominated in US$. As a result, the Group is exposed to foreign exchange risk as its revenues and results of operations may be affected by fluctuations in the exchange rate between U.S. dollar and RMB. If the US$ depreciates against the RMB, the value of the Group’s US$ revenues expressed in the RMB financial statements will decline. On June 19, 2010, the People’s Bank of China announced the end of the RMB’s de facto peg to US$, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB exchange rate flexibility. The appreciation of the RMB against US$ was approximately 6.3% for the year ended December 31, 2017, the depreciation of the RMB against US$ was approximately 5.7% and 4.1% for the years ended December 31, 2018 and 2019. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

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

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment (“ASU 2017-04”), which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step two to measure the impairment loss. The guidance is effective for annual and interim impairment tests performed in periods beginning after December 15, 2019. Early adoption is permitted for all entities for annual and interim goodwill impairment testing dates on or after January 1, 2017. The guidance should be applied on a prospective basis. The Group does not expect any material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”) which eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the guidance, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Group does not expect any material impact on its consolidated financial statements.

3.	BUSINESS COMBINATIONS AND DECONSOLIDATIONS

Business combination in 2019

In June 2019, the Group completed a business combination, which the Group expected to enhance the Group’s expertise in hardware services. The total purchase consideration was RMB25,000 (US$3,591). The acquired entity was considered insignificant. The results of the acquired entity’s operations have been included in the Group’s consolidated financial statements since June 2019.

Deconsolidation in 2019

In September 2019, Live.me Inc (“Live.me”), a former subsidiary of the Company, amended its share incentive plan to increase the number of shares to be issued under the current plan, and issued a certain number of new shares into a trust under the plan for the benefit of current and future recipients of Live.me’s share incentive awards. Consequently, the Company was no longer a majority shareholder of Live.me and deconsolidated Live.me’s financial results from the Company’s financial statements from September 30, 2019. The Group recognized a total gain of RMB839,834 (US$120,635) from the transaction in “Other income, net” in the consolidated statements of comprehensive income (loss) for the year ended December 31, 2019. The gain from the deconsolidation of Live.me, if not recognized, would have increased the loss per share by RMB0.61 (US$0.09). The deconsolidation of Live.me did not meet the definition of a discontinued operation in accordance with ASC 205-20, Presentation of Financial Statements – Discontinued Operations (“ASC 205-20”), as the disposal of Live.me did not represent a shift in the Group’s strategy that has (or will have) a major effect on an entity’s operations and financial results. Subsequent to the deconsolidation, the Group owns 49.6% voting rights of Live.me. The remaining interests is accounted for equity investment using the fair value option in accordance with ASC 825 and Live.me will be considered a related party after deconsolidation.

Deconsolidation in 2018

On October 8, 2018, the Group entered into an agreement to dispose its 24.8% equity interest of Hong Kong Youloft Technology Limited (“Youloft HK”) to a shareholder, for a cash consideration of RMB97,450. Subsequent to the transaction and the dilution of a newly established share award scheme of Youloft HK, the Group owned 21.9% equity interests of Youloft HK on a fully diluted basis. Subsequent to the transaction, the

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Group considered lost control over Youloft HK. As the Group’s remaining equity interests are not in-substance common stock and the investment does not have readily determinable fair value, the investment was accounted for at fair value using the measurement alternative. The Group recognized a total gain of RMB176,442 from the transaction in “Other income, net”. The deconsolidation of Youloft HK did not meet the definition of a discontinued operation in accordance with ASC 205-20, as the disposal of Youloft HK did not represent a shift in the Group’s strategy that has (or will have) a major effect on an entity’s operations and financial results.

Business combination in 2017

In August 2017, the Group completed a business combination, which the Company expected to enhance the Group’s expertise in hardware services. The total purchase consideration was RMB41,522. The acquired entities were considered insignificant. The results of the acquired entity’s operations have been included in the Group’s consolidated financial statements.

Deconsolidation in 2017

On December 5, 2017, the Group entered into an agreement with Bytedance Ltd. (“Bytedance”) a third-party mobile technique provider to dispose its 100% shareholding of News Republic for a total consideration of RMB566,044 among which RMB329,710 was in the form of equity interests in Bytedance. The Group recognized a total gain of RMB232,673 from the transaction in “Other income, net” in the consolidated statements of comprehensive income (loss) for the year ended December 31, 2017. The deconsolidation of News Republic did not meet the definition of a discontinued operation in accordance with ASC 205-20, as the disposal of News Republic did not represent a shift in the Group’s strategy that has (or will have) a major effect on an entity’s operations and financial results.

4.	INVESTMENTS

(a) Short-term investments

As of December 31, 2018, and 2019, short-term investments included time deposits, convertible loan, and structured note in commercial banks which is classified as available-for-sale debt securities in accordance with ASC 320-10, of RMB930,610 and RMB1,369,118 (US$196,661), respectively.

For the years ended December 31, 2017, 2018 and 2019, the Group recognized interest income from its short-term investments of RMB16,929, RMB38,368 and RMB45,993 (US$6,606), respectively. For the years ended December 31, 2017, 2018 and 2019, the Group recognized fair value gains on available-for-sale debt securities of nil, nil and RMB6,049 (US$869) in other comprehensive income, respectively.

The Group recognized an impairment loss on short-term investments of nil, nil and RMB3,506 (US$504) for the years ended December 31, 2017, 2018 and 2019, respectively.

(b) Long-term investments

The company’s long-term investments include equity investments accounted for at fair value using the measurement alternative, equity investments with readily determinable fair value, equity investments method accounted for using equity method, equity method investments accounted for using fair value option and available-for-sale debt securities.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Equity investments accounted for at fair value using the measurement alternative

Equity investments at fair value without readily determinable fair value were accounted as cost method investments prior to adopting ASC 321. In accordance with ASC 321, the Group elected to use the measurement alternative to measure such investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. As of December 31, 2018 and 2019, the carrying amount of the Group’s equity investments accounted for at fair value using the alternative measurement was RMB1,564,062 and RMB1,895,951 (US$272,336), including RMB432,504 and RMB618,314 (US$88,815) accumulated impairment, respectively. During the years ended December 31, 2018 and 2019, certain equity investments were remeasured based on observable price changes in orderly transactions for an identical or similar investment of the same issuer, the aggregate carrying amount of these investments was RMB556,537 and RMB926,926 (US$133,145) as of December 31, 2018 and 2019, respectively.

Total unrealized and realized gains and losses of equity securities without readily determinable fair values for the years ended December 31, 2018 and 2019 were as follows:

	For the year ended December, 31
	2018	2019
	RMB	RMB	US$
Gross unrealized gains (upward adjustments)	357,372	78,321	11,250
Gross unrealized losses (impairment)	(94,895)	(180,913)	(25,987)

Net unrealized gains and losses on equity securities held	262,477	(102,592)	(14,737)
Net realized gains on equity securities sold	319,711	—	—

Total net gains (losses) recognized in other income, net	582,188	(102,592)	(14,737)

Disposal gain of cost method investments amounting to RMB947,069 was recognized in “Other income, net” in the consolidated statements of comprehensive income (loss) for the year ended December 31, 2017.

In 2019, the Group: i) acquired additional preferred shares of Beijing OrionStar Technology Co., Ltd. (“Beijing OrionStar”) with a cash consideration of RMB262,072 (US$37,644). Subsequent to the transaction, the Group owned 38.7% equity interests not qualified as in-substance common stock of Beijing OrionStar. ii) acquired other equity interests in 14 equity investees for total consideration of RMB172,033 (US$24,711).

In 2018, the Group: i) acquired additional preferred shares of Beijing OrionStar at a cash consideration of RMB203,216. ii) disposed certain portion of equity ownership of Bytedance and recognized disposal gain of RMB300,211 and a fair value gain of RMB300,211 for the remaining portion of equity ownership in “Other income, net”. iii) owned 21.9% equity interest not qualified as in-substance common stock of Youloft HK after deconsolidation (Note 3), with fair value of RMB93,458. iv) acquired other equity interests in 14 internet companies for total consideration of RMB208,192.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

The Group received dividends form investees of RMB58,741, RMB nil and RMB13,217 (US$1,899) for the years ended December 31, 2017, 2018 and 2019, respectively.

Equity investments with readily determinable fair value

In 2019, the Group purchased equity interest of a company listed on the HK Stock Exchange, for a cash consideration of RMB28,051 (US$4,029). Unrealized gains for the Equity investments with readily determinable fair value were nil, nil and RMB2,853 (US$410), which were recorded in “Other income, net” in the consolidated comprehensive income (loss) for years ended December 31, 2017, 2018 and 2019, respectively.

Equity investment accounted for using fair value option

In September 2019, the Group owned 49.6% equity interest of Live.me on a fully dilutive basis after deconsolidation (Note 3). The fair value of the remaining share interests was RMB388,581 (USD$55,816) as of December 31, 2019. Unrealized losses for Equity investments accounted for using fair value option were nil, nil and RMB102,555 (US$14,731), which were recorded in “Other income, net” in the consolidated comprehensive income (loss) for the years ended December 31, 2017, 2018 and 2019, respectively.

Equity investments accounted for using equity method

The carrying amount of the Company’s equity method investments were RMB151,533 and RMB194,473 (US$27,934) as of December 31, 2018 and 2019, respectively.

In 2019, the Group acquired: i) equity interests in Ziniu Fund, L.P. with a cash consideration of RMB30,000 (US$4,309); ii) other equity method investments with aggregate consideration of RMB4,026 (US$578).

In 2018, the Group acquired equity method investments with aggregate consideration of RMB5,721.

In 2017, the Group acquired: i) equity interests in Ziniu Fund, L.P. with a cash consideration of RMB40,000; ii) other equity method investments with aggregate consideration of RMB14,516.

The Group recorded a gain of RMB495, a loss of RMB384 and a gain of RMB7,594 (US$1,091) from equity investments accounted for using equity method for the years ended December 31, 2017, 2018 and 2019, respectively. The Group also recognized impairment losses of nil, RMB 31 and nil for the years ended December 31, 2017, 2018 and 2019, respectively. The Group recognized deemed disposal gain of RMB6,276, nil and nil for the years ended December 31, 2017, 2018 and 2019, respectively.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

None of equity method investments, including the investment that the Group elects to account for using the fair value option, was considered individually material for the years ended December 31, 2017, 2018 and 2019. The Group summarized the unaudited condensed financial information of the Group’s equity investments as a group below in accordance with Rule 4-08 of Regulation S-X:

	As of December 31,
	2018	2019
	RMB	RMB	US$
Balance sheet data:
Current assets	166,559	469,712	67,470
Non-current assets	608,712	862,552	123,898
Current liabilities	5,262	280,790	40,333
Non-current liabilities	4,320	15,610	2,242
Redeemable preferred shares	—	870,001	124,968

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Operating data:
Revenues	53,175	24,073	970,017	139,334
Gross profit	43,947	12,830	223,883	32,159
Operating (loss) income	(2,372)	29,066	(66,751)	(9,588)
Net income (loss)	5,849	25,301	(78,146)	(11,225)

Available-for-sale debt securities

Available-for-sale debt securities in long-term investments primarily represent investments in structured notes and convertible loans. As of December 31, 2018, and 2019, long-term available-for-sale debt securities were RMB133,448 and RMB6,976 (US$1,002), respectively.

The Group recognized an impairment loss on long-term available-for-sale debt securities of RMB6,594, nil and nil for the years ended December 31, 2017, 2018 and 2019, respectively.

For the years ended December 31, 2017, 2018 and 2019, the Group recognized fair value gain (loss) on long-term available-for-sale debt securities of nil, RMB(3,732) and RMB4,864 (US$699) in other comprehensive income.

5.	ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2018	2019
	RMB	RMB	US$
Accounts receivable	739,252	578,591	83,109
Allowance for doubtful accounts	(83,991)	(109,315)	(15,702)

Accounts receivable, net	655,261	469,276	67,407

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

As of December 31, 2018, and 2019, all accounts receivable was due from third party customers. Provision for doubtful accounts for the years ended December 31, 2017, 2018 and 2019 were RMB11,688, RMB11,222 and RMB24,807 (US$3,563), respectively.

6.	PREPAYMENTS AND OTHER CURRENT ASSETS

	As of December 31,
	2018	2019
	RMB	RMB	US$
Other receivables from advertisers	571,900	659,128	94,678
Advances to suppliers	73,554	83,830	12,041
Prepaid expenses	32,617	50,398	7,239
Inventories, net	12,212	31,287	4,494
Receivable from third-party payment platform	121,285	25,994	3,734
Convertible loans to third parties (i)	40,428	15,835	2,275
Receivable from equity transferees	61,345	—	—
Others	151,373	69,637	10,003

Total	1,064,714	936,109	134,464

(i)

As of December 31, 2018 and 2019, convertible loans to third parties included a convertible loan of RMB66,000 (US$9,480) to a third party. The conversion features and the put option were considered as embedded derivatives that do not meet the criteria to be bifurcated and were accounted for together with the loan receivable. In accordance with ASC 810, Consolidation, the third-party is a variable interest entity, as it does not have sufficient equity at risk to fully fund the construction of all assets required for principal operations. As of December 31, 2018, RMB58,000 of the convertible loan was impaired and the Group’s maximum exposure to loss as a result of the impairment was RMB8,000, which also equals to the carrying amount of the convertible loan to a third party. As of December 31, 2019, the convertible loan was fully impaired. The Group is not considered as the primary beneficiary, as it does not have power to direct the activities of the third-party retail company that most significantly impact its economic performance.

Provision for doubtful accounts for the years ended December 31, 2017, 2018 and 2019 were RMB1,299, RMB6,292 and RMB109,408 (US$15,715), respectively. Reserve for inventory for the years ended December 31, 2017, 2018 and 2019 were nil, RMB149 and RMB2,800 (US$402), respectively.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

7.	PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2018	2019
	RMB	RMB	US$
Electronic equipment	114,332	168,843	24,252
Leasehold improvements	65,084	65,028	9,341
Office equipment and fixtures	27,378	28,374	4,076
Motor vehicles	4,065	4,579	658
Construction in progress	24	2,018	290
Less: Accumulated depreciation	146,964	165,445	23,765

Property and equipment, net	63,919	103,397	14,852

Depreciation expense of property and equipment for the years ended December 31, 2017, 2018 and 2019 were RMB45,156, RMB40,244 and RMB37,382 (US$5,370), respectively.

8.	INTANGIBLE ASSETS, NET

Intangible assets and the related accumulated amortization were summarized as follows:

	As of December 31, 2019
	Gross carrying value	Accumulated amortization	Accumulated impairment	Net carrying value
	RMB	RMB	RMB	RMB	US$
Online game licenses	195,903	(128,370)	(50,417)	17,116	2,458
Technology	149,227	(125,350)	(1,473)	22,404	3,219
Platform	76,748	(42,206)	(34,532)	10	1
Customer relationship	49,308	(46,474)	(2,834)	—	—
User base	48,490	(48,490)	—	—	—
Trademarks	22,824	(17,154)	(1,279)	4,391	631
Domain names	4,234	(3,679)	—	555	80
Non-compete agreements	1,610	(1,610)	—	—	—

Total	548,344	(413,333)	(90,535)	44,476	6,389

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

	As of December 31, 2018
	Gross carrying value	Accumulated amortization	Accumulated impairment	Net carrying value
	RMB	RMB	RMB	RMB
Online game licenses	184,216	(109,230)	(42,730)	32,256
Technology	126,404	(115,358)	—	11,046
Customer relationship	48,623	(45,835)	(2,788)	—
User base	47,717	(47,717)	—	—
Trademarks	21,265	(16,152)	(1,258)	3,855
Platform	75,505	(41,522)	(33,973)	10
Domain names	4,390	(3,136)	—	1,254
Non-compete agreements	1,610	(1,610)	—	—

Total	509,730	(380,560)	(80,749)	48,421

The Group recorded impairment loss in “Other operating income, net”. The impairment recognized on intangible assets were RMB38,862, RMB12,767 and RMB8,800 (US$1,264) for the years ended December 31, 2017, 2018 and 2019, respectively.

Amortization expense of intangible assets for the years ended December 31, 2017, 2018 and 2019 were RMB91,145, RMB39,863 and RMB28,086 (US$4,034), respectively. Estimated amortization expense relating to the existing intangible assets with finite lives for each of next five years and thereafter is as follows:

	For the year ending December 31,
	RMB	US$
2020	13,074	1,877
2021	11,817	1,697
2022	7,427	1,067
2023	6,130	881
2024	1,416	203
Thereafter	4,612	664

9.	GOODWILL

For the years ended December 31, 2017 and 2018, the Group performed a qualitative assessment for the reporting units of Utility products and related services, Mobile entertainment and AI and others based on the requirements of ASC 350-20. The Group evaluated all relevant factors, weighed all factors in their entirety and concluded that it was not more likely than not that the fair value of the reporting units was less than its respective carrying amount. Therefore, further impairment testing on goodwill was unnecessary as of December 31, 2017 and 2018, respectively.

As the Company’s market capitalization was lower than the carrying amount of the net assets, the Group performed impairment assessment for the goodwill of all reporting units using the two-step process, and recognized impairment loss of RMB545,665 (US$78,380) for the year ended December 31, 2019.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

The changes in the carrying amount of goodwill were as follows:

	Utility products and related services	Mobile entertainment	AI and others	Total
	RMB	RMB	RMB	RMB
Balance at January 1, 2018	518,585	102,644	12,928	634,157
Deconsolidation of a subsidiary	(38,579)	—	(2,566)	(41,145)
Foreign exchange effect	20,724	4,101	—	24,825

Balance at December 31, 2018	500,730	106,745	10,362	617,837
Goodwill acquired in business combination	—	—	10,907	10,907
Deconsolidation of a subsidiary	—	(92,025)	—	(92,025)
Impairment loss	(508,198)	(16,198)	(21,269)	(545,665)
Foreign exchange effect	7,468	1,478	—	8,946

Balance at December 31, 2019	—	—	—	—

Balance as of December 31, 2019 in US$	—	—	—	—

10.	LEASE

The Group’s operating leases mainly related to offices and employees’ accommodation facilities. For leases with terms greater than 12 months, the Group records the related assets and lease liabilities at the present value of lease payments over the term. Certain leases include rental-free periods, renewal options and/or termination options, which are factored into the Group’s determination of lease payments when appropriate. As of December 31, 2019, the Group had no finance leases.

As of December 31, 2019, the weighted average remaining lease term was 3.7 years and the weighted average discount rate was 4.9% for the Group’s operating leases.

Operating lease cost for the year ended December 31, 2019 was RMB66,609 (US$9,568), which excluded cost of short-term contracts. Short-term lease cost for the year ended December 31, 2019 was RMB7,039 (US$1,011). For the year ended December 31, 2019, no lease cost was capitalized.

Future lease payments under operating leases as of December 31, 2019 were as follows:

	For the year ending December 31,
	RMB	US$
2020	62,380	8,960
2021	50,781	7,294
2022	47,853	6,874
2023	36,336	5,219
2024	2,119	304

Total future lease payments	199,469	28,651
Less: imputed interest	19,365	2,781

Total lease liability balance	180,104	25,870

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

11.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2018	2019
	RMB	RMB	US$
Payable to online advertising platforms as agency	523,765	636,745	91,463
Accrued operating expenses	193,648	196,459	28,220
Salary and welfare payable	210,483	165,207	23,731
Accrued advertising, marketing and promotional expenses	288,290	105,695	15,182
Advance received in advertising agency services	53,159	113,988	16,373
Deferred revenue	85,068	93,821	13,477
Operating lease liabilities current portion	—	58,503	8,404
Other taxes payable	35,120	30,890	4,437
Accrued bandwidth and cloud service costs	20,960	6,581	945
Others	104,149	96,838	13,909

Total	1,514,642	1,504,728	216,141

12.	SEGMENT INFORMATION

The Company presents segment information after elimination of inter-company transactions. In general, revenue, cost of revenues and operating expenses are directly attributable, or are allocated, to each segment. The Company allocates costs and expenses that are not directly attributable to a specific segment, such as those that support infrastructure across different segments, to different segments mainly on the basis of usage, revenue or headcount, depending on the nature of the relevant costs and expenses. The Company does not allocate assets to its segments as the CODM does not evaluate the performance of segments using asset information.

The following tables present the summary of each segment’s revenues, operating income (loss) which were considered as segment operating performance measure, for the years ended December 31, 2017, 2018 and 2019:

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Revenues:
Utility Products and Related Services	3,439,563	3,119,483	1,573,030	225,952
Mobile Entertainment	1,496,443	1,778,867	1,871,543	268,830
AI and others	38,751	83,355	143,122	20,558

Total consolidated revenues	4,974,757	4,981,705	3,587,695	515,340

Operating income (loss):
Utility Products and Related Services	979,447	1,034,968	297,099	42,676
Mobile Entertainment	(417,350)	(312,515)	(375,278)	(53,905)
AI and others	(41,901)	(170,113)	(359,628)	(51,657)
Unallocated expenses(i)	(73,316)	(85,118)	(673,105)	(96,687)

Total consolidated operating (loss) income	446,880	467,222	(1,110,912)	(159,573)

(i)	Unallocated items include share-based compensation and goodwill impairment which were not allocated to segments.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

13.	GEOGRAPHICAL INFORMATION

The following tables set forth revenues and property and equipment, net by geographic area:

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Revenues:
PRC	1,639,248	1,971,113	1,388,107	199,389
Non-PRC(i)	3,335,509	3,010,592	2,199,588	315,951
United States	2,071,646	1,731,490	1,342,021	192,769
Rest of the world(ii)	1,263,863	1,279,102	857,567	123,182

	As of December 31,
	2018	2019
	RMB	RMB	US$
Property and equipment, net:
PRC	59,745	100,389	14,420
Non-PRC	4,174	3,008	432

(i)

Non-PRC revenue refers to revenues generated by the Group’s operating legal entities incorporated outside China. Such revenues are primarily attributable to customers located outside China based on customers’ registered addresses.

(ii)	No individual country, other than disclosed above, exceeded 10% of total revenues for the year ended December 31, 2019.

14.	INCOME TAXES

The Company is incorporated in the Cayman Islands and conducts its primary business operations through its subsidiaries, VIEs and subsidiaries of VIEs in the PRC. It also has subsidiaries mainly in Hong Kong, Singapore and Japan.

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain arising in Cayman Islands. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Cheetah Technology, HK Zoom, Cheetah Information and Cheetah Mobile Hong Kong are incorporated in Hong Kong and are subject to Hong Kong profits tax rate of 16.5%.

Singapore

Cheetah Mobile Singapore is incorporated in Singapore and is subject to Singapore corporate income tax rate of 17% in 2015. Started from 2016, the Singapore Economic Development Board (“EDB”) provides a tax

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

holiday of a reduced corporate tax rate at 5% on incremental income from qualifying activities to Cheetah Mobile Singapore for ten years from 2016 to 2025 under the Development Expansion Incentive (“DEI”) scheme. In consideration of the change in business environment, Cheetah Singapore was no longer eligible for the DEI scheme in 2019, and Cheetah Singapore is subject to 17% income tax rate in 2019.

Japan

Kingsoft Japan is incorporated in Japan with paid-in capital in excess of Japaneses Yen (“JPY”) 100 million and is subject to a national corporate income tax rate of 23.4% and 23.2% since April 1, 2016 and April 1, 2018. The subsidiary of Kingsoft Japan with paid-in capital of no more than JPY100 million is taxed at a tax rate of 15% on first JPY8 million and at 23.2% on the portion over JPY8 million from April 1, 2018. Local income taxes, which are local inhabitant tax and enterprise tax, are also imposed on corporate income.

PRC

The Company’s subsidiaries in the PRC and the VIEs are subject to the statutory rate of 25%, unless otherwise specified, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008.

Beijing Security, being qualified as High New Technology Enterprise (“HNTE”), is entitled to the preferential income tax rate of 15% from 2017 to 2019. As qualified HNTEs, Conew Network and Beijing Kingsoft Cheetah Technology Co., Ltd. are entitled to the preferential income tax rate of 15% from 2018 to 2020; And Beijing Mobile and Beijing Network are entitled to the preferential income tax rate of 15% from 2019 to 2021.

Pursuant to Ministry of Finance and State Administration of Taxation Announcement [2019] No.68, new Software development enterprise are each entitled to a tax holiday of two-year full EIT exemption followed by three-year 50% EIT reduction (“2+3 tax holiday”) starting from their respective first profit-making year prior to December 31, 2018. Zhuhai Baoqu Technology Co., Ltd. being qualifying as a new software development enterprise in the second year is entitled to a tax holiday of full EIT exemption in 2019.

Without the tax holidays and preferential tax, the Group’s income tax expenses would have increased by RMB67,934 and RMB58,121 for the years ended December 31, 2017 and 2018, and decreased by RMB84,520 (US$12,141) for the years ended December 31, 2019, respectively. The impacts of the tax holidays and preferential tax rates were an increase in the basis earnings per share of RMB0.0487 and RMB0.0414 for the years ended December 31, 2017 and 2018, respectively, and a decrease in the loss per share of RMB0.0617 (US$0.0089) for the year ended December 31, 2019.

Under the EIT Law, dividends paid by PRC enterprises out of profits earned post-2007 to non-PRC tax resident investors are subject to PRC dividend withholding tax of 10%. A lower withholding tax rate may be applied based on applicable tax treaties with certain jurisdictions.

Income (loss) before income taxes consists of:

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
PRC	242,820	142,077	(589,752)	(84,713)
Non-PRC	1,190,445	1,127,646	224,065	32,184

Total	1,433,265	1,269,723	(365,687)	(52,529)

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

The current and deferred portions of income tax expenses included in the consolidated statements of comprehensive income (loss) are as follows:

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Current income tax expenses	82,908	108,935	1,923	276
Deferred income tax (benefits) expenses	(25,306)	8,065	5,981	859

Income tax expenses	57,602	117,000	7,904	1,135

A reconciliation of the differences between the statutory tax rate and the effective tax rate for enterprise income tax is as follows:

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Income (loss) before income tax	1,433,265	1,269,723	(365,687)	(52,529)
Income tax expense computed at the PRC statutory tax rate of 25%	358,316	317,431	(91,423)	(13,132)
Effect of different tax rates in different jurisdictions	(119,565)	(192,671)	(178,059)	(25,577)
Effect of tax holiday and preferential tax rates	(80,671)	(61,434)	84,520	12,141
Research and development super-deduction	(50,223)	(90,521)	(105,443)	(15,146)
Non-taxable income(i)	(188,139)	(46,031)	(15,804)	(2,270)
Non-deductible expenses(ii)	71,039	22,561	165,580	23,784
Effect of change in tax rate	7,279	1,176	(7,991)	(1,148)
Outside basis difference on investment	9,808	41,386	(30,681)	(4,406)
Withholding tax and others	18,149	55,712	(5,470)	(787)
Changes in valuation allowance	31,609	69,391	192,675	27,676

Income tax expenses	57,602	117,000	7,904	1,135

(i)	Non-taxable income mainly consists of gains on disposal of subsidiaries and long-term investments that are not subject to tax under the tax laws of different jurisdictions.
(ii)	Non-deductible expenses mainly consist of share-based compensation expenses, entertainments and other expenses that are not allowed to be deducted under the tax laws of different jurisdictions.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Deferred taxes were measured using the enacted tax rates for the periods in which the temporary differences are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax balances as of December 31, 2018 and 2019 are as follows:

	As of December 31,
	2018	2019
	RMB	RMB	US$
Deferred tax assets:
Tax loss carry forward	174,058	177,107	25,440
Equity investment loss	19,297	47,202	6,780
Provision for doubtful accounts	15,520	17,675	2,539
Intangible assets and accrued expenses	9,029	6,787	975
Deferred revenue	2,321	2,153	309
Government subsidies	615	100	14
Share-based compensation	151	2,584	371
Others	8,933	7,611	1,093
Less: valuation allowance	141,028	229,268	32,932

Deferred tax assets	88,896	31,951	4,589

Deferred tax liabilities:
Outside basis difference on investment	110,222	78,211	11,234
Equity method investment	—	4,567	656
Long-lived assets arising from business acquisitions	69	69	10

Deferred tax liabilities	110,291	82,847	11,900

The Group operates through several subsidiaries, VIEs and subsidiaries of VIEs and the valuation allowance is considered for each subsidiary, VIE and subsidiary of VIE on an individual basis. As of December 31, 2018, and 2019, the Group’s total deferred tax assets before valuation allowances were RMB229,924 and RMB261,219 (US$37,522) respectively. As of December 31, 2018 and 2019, the Group recorded valuation allowances of RMB141,028 and RMB229,268 (US$32,932), respectively, on its deferred tax assets that are sufficient to reduce the deferred tax assets to the amounts that are more-likely-than-not to be realized.

Undistributed earnings of certain of the Company’s PRC subsidiaries amounted to approximately RMB820,099 and RMB722,056 (US$103,717) on December 31, 2018 and 2019, respectively. Those earnings are considered to be indefinitely reinvested; accordingly, no provision for PRC withholding tax has been provided thereon. Upon repatriation of those earnings in the form of dividends, the Group would be subject to PRC withholding tax at 10%. The PRC withholding tax rate could be reduced to 5% should the treaty benefit between Hong Kong and the PRC be applicable. As such, the amount of unrecognized deferred income tax liabilities is approximately ranging from RMB41,005 to RMB82,010 and RMB36,103 (US$5,186) to RMB72,206 (US$10,372) as of December 31, 2018 and 2019, respectively.

As of December 31, 2019, the Group had taxable losses of approximately RMB1,321,790 (US$189,863) primarily deriving from entities in the PRC and Hong Kong, which can be carried forward per tax regulation to offset future net profit for income tax purposes. The PRC taxable loss will expire from 2020 to 2029; the Hong Kong taxable loss can be carried forward without an expiration date.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Unrecognized tax benefits

As of December 31, 2018 and 2019, the Group had unrecognized tax benefits of RMB76,208 and RMB65,936 (US$9,471), of which RMB35,455 and RMB25,746 (US$3,698), respectively, were deducted against the deferred tax assets on tax losses carry forward, and the remaining amounts of RMB40,753 and RMB40,190 (US$5,773), respectively were presented in the other non-current liabilities in the consolidated balance sheets. The Group’s unrecognized tax benefits for the years ended December 31, 2018 and 2019 were primarily related to the tax-deduction of share-based compensation expenses and other expenses. It is possible that the amount of unrecognized benefits will change in the next 12 months; however, an estimate of the range of the possible change cannot be made at this moment. As of December 31, 2018, and 2019, there are RMB40,753 and RMB40,190 (US$5,773) of unrecognized tax benefits that if recognized would impact the annual effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefit is as follows:

	2018	2019
	RMB	RMB	US$
Balance at January 1	63,252	76,208	10,947
Additions based on tax positions related to current year	12,956	3,853	553
Reversal based on tax positions related to prior years	—	(12,655)	(1,818)
Decrease related to deconsolidation of Live.me	—	(1,470)	(211)

Balance at December 31	76,208	65,936	9,471

The Group recognizes accrued interest related to unrecognized tax benefits in income tax expenses. For the years ended December 31, 2018 and 2019, the Group recognized approximately RMB6,540 and RMB4,416 (US$634) in interest, respectively. The Group had approximately RMB16,749 and RMB21,165 (US$3,040) accrued interest as of December 31, 2018 and 2019, respectively.

As of December 31, 2019, the tax years ended December 31, 2014 through 2019 for the Group’s subsidiaries in the PRC and the VIEs are generally subject to examination by the PRC tax authorities. The tax years ended December 31, 2014 through 2019 for the Group’s subsidiary in the Singapore is generally subject to examination by the Singapore tax authorities. The tax years ended December 31, 2013 through 2019 for the Group’s subsidiaries in Hong Kong are generally subject to examination by the Hong Kong tax authorities.

15.	RELATED PARTY TRANSACTIONS

a) Principal related parties

Name of related parties	Relationship with the Group
Tencent and its subsidiaries (“Tencent Group”)	Entities controlled by a shareholder of the Group
Kingsoft and its subsidiaries (“Kingsoft Group”)	Entities controlled by a shareholder of the Group
OrionStar and its subsidiaries (“OrionStar Group”)	Entities controlled by a director of the Group
Shenzhen Feipai Technology Co., Ltd. (“Shenzhen Feipai”)	Entities influenced materially by the Group
Pixiu Inc. and its subsidiaries (“Pixiu Group”)	Entities influenced materially by the Group
Xiaomi and its subsidiaries (“Xiaomi Group”) (i)	Entities controlled by a former director of the Group
Matrix Partners China IV Hong Kong Limited (“Matrix Partners”) (ii)	Entities controlled by a former director of the Group
Live.me and its subsidiaries (“Live.me Group”)	Entities influenced materially by the Group

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

(i)

Xiaomi Group is controlled by Mr. Jun Lei, who was a former member of the Board of Directors until his resignation in March 2018. Xiaomi Group was no longer a related party of the Group after Mr. Lei’s resignation.

(ii)

Matrix Partners is controlled by Mr. Ying Zhang, who was a former member of the Board of Directors until his resignation in December 2017. Matrix Partners was no longer a related party of the Group after Mr. Zhang’s resignation.

b) In addition to the transactions detailed elsewhere in these financial statements, the Group had the following material related party transactions for the years ended December 31, 2017, 2018 and 2019:

		For the year ended December 31,
		2017	2018	2019
		RMB	RMB	RMB	US$
Services received from:	(i)
Kingsoft Group		45,173	19,532	23,804	3,419
Tencent Group		48,094	70,867	73,655	10,580
OrionStar Group		—	—	16,857	2,421
Xiaomi Group		61,042	7,356	—	—
Services provided to:	(ii)
Tencent Group		58,669	197,992	176,099	25,295
OrionStar Group		10,920	21,903	20,242	2,908
Pixiu Group		—	6,900	13,450	1,932
Purchase of products:
OrionStar Group	(iii)	—	9,136	98,197	14,105
Loans and investments provided to:
OrionStar Group		264,768	203,216	278,693	40,032
Pixiu Group		—	33,620	39,973	5,742
Shenzhen Feipai		5,000	13,000	3,000	431
Others		—	—	59,816	8,592
Capital injection received from:
Matrix Partners		151,419	—	—	—

(i)

The Group entered into agreements with Kingsoft Group, Tencent Group, OrionStar Group and Xiaomi Group, pursuant to which these entities provided services including corporate, technology support and leasing services to the Group.

(ii)	The Group entered into a series of agreements with Tencent Group and OrionStar Group to provide online marketing services and technical support services.
(iii)	The Group entered into a distributorship and cooperation agreement with OrionStar Group, pursuant to which the Group became the exclusive worldwide distributor for OrionStar Group’s robotics products.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

c) The balances between the Group and its related parties as of December 31, 2018 and 2019 are listed below:

(1) Amount due from related parties

	As of December 31,
	2018	2019
	RMB	RMB	US$
Live.me Group	—	87,302	12,540
Tencent Group	52,338	67,044	9,630
Pixiu Group	39,968	49,788	7,152
OrionStar Group	31,450	42,352	6,083
Kingsoft Group	10,570	3,138	451
Other related parties (i)	13,803	9,164	1,317

Total	148,129	258,788	37,173

(i)

As of December 31, 2018 and 2019, the amount of due from related parties included convertible loans of RMB18,000 and RMB21,000 (US$3,016) to a related party. The conversion features and the put option were considered as embedded derivatives that do not meet the criteria to be bifurcated and were accounted for together with the loan receivable. In accordance with ASC 810, Consolidation, the related party is a variable interest entity, as it does not have sufficient equity at risk to fully fund the construction of all assets required for principal operations. As of December 31, 2018 and 2019, the convertible loan has been fully impaired. The Group is not considered as the primary beneficiary, as it does not have power to direct the activities of the related-party that most significantly impact its economic performance.

All the balances with related parties as of December 31, 2018 and 2019 were unsecured and repayable on demand. (Reversal) provision for doubtful accounts for the years ended December 31, 2017, 2018 and 2019 were RMB(7,312), RMB105 and RMB9,431 (US$1,355), respectively.

(2) Amount due to related parties

	As of December 31,
	2018	2019
	RMB	RMB	US$
OrionStar Group	4,732	32,368	4,649
Tencent Group	17,462	29,757	4,274
Live.me Group	—	17,509	2,515
Kingsoft Group	11,937	8,683	1,247
Other related parties	3,167	3,893	560

Total	37,298	92,210	13,245

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

16.	SHARE-BASED COMPENSATION

2014 Restricted Shares Plan

On April 22 and April 24, 2014, the board of directors and the shareholders of the Company approved to adopt a restricted shares plan (the “2014 Restricted Shares Plan”), respectively. Under the 2014 Restricted Shares Plan, the Company is authorized to issue up to 122,545,665 Class A ordinary shares (excluding shares which have lapsed or have been forfeited) pursuant to the grant of restricted shares and restricted share units thereunder. Unless terminated earlier, the 2014 Restricted Shares Plan will terminate automatically in 2024. The share awards granted under 2014 Restricted Shares Plan had vesting terms of no longer than 5 years from the date of grant. Except for service conditions, there were no other vesting conditions for all the awards under 2014 Restricted Shares Plan. The following table summarizes the Company’s restricted shares with an option feature activity under the 2014 Restricted Shares Plan during the year ended December 31, 2019:

	Number of shares	Weighted Average Exercise Price (US$)	Weighted Average Grant Date Fair Value (US$)	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (US$)
Outstanding at January 1, 2019	30,652,305	0.22	1.15	5.31	11,835
Granted	6,820,900	0.03	0.60
Forfeited	(7,159,989)	0.13	0.81
Exercised	(4,950,498)	0.10	1.08
Modified in August 2019	(9,883,062)	0.34	1.05

Outstanding at December 31, 2019	15,479,656	0.15	1.15	4.31	3,331

Vested and expected to vest at December 31, 2019	15,479,656

Exercisable as at December 31, 2019	6,730,544

Total intrinsic value of restricted shares with an option feature exercised for the year ended December 31, 2019 was RMB9,357 (US$1,344). The weighted-average grant-date fair value of options granted during the years 2018 and 2019 was US$1.00 and US$0.60, respectively.

The grant date fair value of each restricted share with an option feature is estimated on the date of grant using the binomial tree option pricing model with the following assumptions used for years presented:

	Year ended December 31, 2017	Year ended December 31, 2018	Year ended December 31, 2019
Fair value of ordinary share (US$)	0.84~1.21	0.85~1.29	0.36~0.68
Risk-free interest rates	2.81%~2.99%	3.49%~3.59%	1.70%~3.25%
Expected volatility range	55.9%~58.0%	55.5%~57.0%	57.1%~62.9%
Expected dividend yield	0%	0%	0%
Expected exercise multiple	2.2	2.2	2.2
Fair value per option granted (US$)	0.55~0.93	0.66~1.23	0.36~0.68

The risk-free interest rate for periods within the contractual life of the restricted shares with an option feature is based on the U.S. Treasury yield curve in effect at the time of grant for a term consistent with the

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

As of December 31, 2019, there was RMB26,448 (US$3,799) of total unrecognized share-based compensation expenses related to non-vested restricted shares with an option feature and the cost is expected to be recognized over a weighted average period of 1.67 years. Total estimated share-based compensation expenses may be adjusted for future changes in forfeiture rate.

On August 1, 2019, the Company’s compensation committee approved to cancel the exercise price for all unvested restricted shares with an option feature previously granted by the Company under the 2014 Restricted Shares Plan. Such exercise price cancellation was accounted by the Company as a share option modification and required remeasurement at the time of the modification. The total incremental cost as a result of the modification was RMB12,510 (US$1,797). The incremental cost related to vested restricted shares amounted to RMB5,117 (US$735) and was recorded in the consolidated statements of comprehensive income (loss) during the year ended December 31, 2019. The incremental cost related to unvested restricted shares amounted to RMB7,393 (US$1,062) and will be recorded over the remaining service periods.

The following table summarizes the restricted shares activity pursuant to the 2014 Restricted Shares Plan for the year ended December 31, 2019:

	Number of shares	Weighted average grant date fair value (US$) after modification
Unvested at January 1, 2019	—	—
Modified in August 2019	9,883,062	1.12
Vested	(2,164,799)	1.31
Forfeited	(221,450)	1.36

Unvested at December 31, 2019	7,496,813	1.06

As of December 31, 2019, the total estimated unrecognized share-based compensation expenses related to restricted shares awarded amounted to RMB19,653 (US$2,823), and is expected to be recognized over a weighted-average period of 1.41 years. Total estimated share-based compensation expenses may be adjusted for future changes in forfeiture rate.

The total fair value of vested restricted shares on their respective vesting dates during the years ended December 31, 2019 were RMB5,354 (US$769).

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

(excluding shares which have lapsed or have been forfeited). The 2013 Incentive Scheme is valid and effective for a term of ten years commencing from its adoption. Except for service conditions, there were no other vesting conditions for all the awards under 2013 Incentive Scheme. As of December 31, 2019, all the share awards granted under 2013 Incentive Scheme had vesting terms of no longer than 5 years from the date of grant.

The following table summarizes the Group’s restricted shares with an option feature activity under the 2013 Incentive Scheme during the year ended December 31, 2019:

	Number of shares	Weighted Average Exercise Price (US$)	Weighted Average Grant Date Fair Value (US$)	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (US$)
Outstanding at January 1, 2019	44,791,941	0.33	1.13	5.01	12,546
Granted	—	—	—
Forfeited	(3,417,123)	0.34	1.02
Exercised	(2,111,675)	0.15	1.59
Modified in August 2019	(6,012,118)	0.34	1.10

Outstanding at December 31, 2019	33,251,025	0.34	1.13	4.01	765

Vested and expected to vest at December 31, 2019	33,251,025

Exercisable as at December 31, 2019	33,251,025

Total intrinsic value of restricted shares with an option feature exercised for the year ended December 31, 2019 was RMB4,063 (US$584). The weighted-average grant-date fair value of options granted during the years 2018 was US$1.03.

The grant date fair value of each restricted share with an option feature is estimated on the date of grant using the binomial tree option pricing model with the following assumptions used for years presented:

	Year ended December 31, 2017	Year ended December 31, 2018	Year ended December 31, 2019
Fair value of ordinary share (US$)	0.84~1.21	1.06~1.43	—
Risk-free interest rates	2.78%~2.99%	2.97%~3.58%	—
Expected volatility range	56.1%~57.5%	56.3%~57.2%	—
Expected dividend yield	0%	0%	—
Expected exercise multiple	2.2	2.2	—
Fair value per option granted (US$)	0.53~0.88	0.79~1.15	—

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

As of December 31, 2019, there was nil unrecognized share-based compensation expenses related to non-vested restricted shares with an option feature.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

On August 1, 2019, the Company’s compensation committee approved to cancel the exercise price for all unvested restricted shares with an option feature previously granted by the Company under the 2013 Incentive Scheme Plan. Such exercise price cancellation was accounted by the Company as a share option modification and required remeasurement at the time of the modification. The total incremental cost as a result of the modification was RMB7,588 (US$1,090). The incremental cost related to vested restricted shares amounted to RMB3,077 (US$442) and was recorded in the consolidated statements of comprehensive income (loss) during the year ended December 31, 2019. The incremental cost related to unvested restricted shares amounted to RMB4,511 (US$648) and will be recorded over the remaining service periods.

The following table summarizes the restricted shares activity pursuant to the 2013 Incentive Scheme for the year ended December 31, 2019:

	Number of shares	Weighted average grant date fair value (US$) after modification
Unvested at January 1, 2019	—	—
Modified in August 2019	6,012,118	1.14
Vested	(1,052,546)	1.02
Forfeited	(28,515)	1.33

Unvested at December 31, 2019	4,931,057	1.17

As of December 31, 2019, the total estimated unrecognized share-based compensation expenses related to restricted shares awarded amounted to RMB15,615 (US$2,243), and is expected to be recognized over a weighted-average period of 1.63 years. Total estimated share-based compensation expenses may be adjusted for future changes in forfeiture rate.

The total fair value of vested restricted shares on their respective vesting dates for the year ended December 31, 2019 were RMB2,569 (US$369).

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

The Group has set up the Share Award Scheme Trust for the purpose of administering the 2011 Share Award Scheme and holding shares awarded to the employees before they vest. As of December 31, 2019, 331,947 (2018: 1,111,898) forfeited and ungranted restricted shares are held by the Share Award Scheme and available to be granted in the future.

Subsequent to the IPO, fair value of the ordinary shares was determined based on the price of the Company’s publicly traded ADSs.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

The following table summarizes the restricted shares activity pursuant to the 2011 Share Award Scheme for the year ended December 31, 2019:

	Number of shares	Weighted average grant date fair value (US$)
Unvested at January 1, 2019	5,739,320	1.06
Granted	2,189,310	0.37
Vested	(2,452,468)	1.08
Forfeited	(1,409,359)	1.05

Unvested at December 31, 2019	4,066,803	0.69

The weighted-average grant-date fair value of restricted share granted during the years 2018 and 2019 was US$0.96 and US$0.37, respectively.

As of December 31, 2019, the total estimated unrecognized share-based compensation expenses related to restricted shares awarded amounted to RMB11,327 (US$1,627), and is expected to be recognized over a weighted-average period of 2.01 years. Total unrecognized share-based compensation expenses may be adjusted for future changes in forfeiture rate.

The total fair value of vested restricted shares on their respective vesting dates for the years ended December 31, 2017, 2018 and 2019 were RMB21,149, RMB15,152 and RMB9,357 (US$1,344), respectively.

Share-based Awards of subsidiaries

Subsidiaries of the Group also have equity incentive plans granting share-based awards.

The grant date fair value of each share-based award is estimated on the date of grant using the binomial tree option pricing model with the following assumptions used for years presented:

	Year ended December 31, 2017	Year ended December 31, 2018	Year ended December 31, 2019
Fair value of ordinary share (US$)	0.41	0.69~0.86	0.42~0.94
Risk-free interest rates	1.60%	1.75%~3.10%	2.57%~3.73%
Expected volatility range	43.4%	50.1%~57.2%	57.2%~59.2%
Expected dividend yield	0%	0%	8.61%~8.72%
Fair value per option granted (US$)	0.41	0.14~0.86	0.22~0.27

The following table summarizes the share-based compensation expenses of subsidiaries’ share-based awards recognized by the Group:

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Research and development	—	8,803	31,907	4,583
Selling and marketing	—	95	1,479	212
General and administrative	10,721	3,107	15,286	2,196

Total	10,721	12,005	48,672	6,991

As of December 31, 2019, there was RMB44,720 (US$6,424) unrecognized share-based compensation expenses related to incentive plans, which is expected to be recognized over a vesting period of 2.03 years.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Total share-based compensation expenses recorded by the Group are as follows:

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Cost of revenues	762	206	524	75
Research and development	20,691	14,224	59,771	8,586
Selling and marketing	39	8,967	3,818	548
General and administrative	51,824	61,721	63,327	9,097

Total	73,316	85,118	127,440	18,306

17.	COMMITMENT AND CONTINGENCIES

Commitment

The Group does not have any significant commitments other than operating leases as of December 31, 2019.

Litigation

The Group and certain of current and former officers have been named as defendants in a putative securities class action filed on November 30, 2018 in the U.S. District Court for the Southern District of New York: Marcu v. Cheetah Mobile Inc., et al., Case No. 1:18-cv-11184. The action was purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in the Company’s ADRs between April 21, 2015 and November 27, 2018. The action alleges that the Group made false or misleading statements regarding the business and operations in violation of the Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. On February 8, 2019, the court entered an order appointing lead plaintiffs in this action. On February 13, 2019, the court approved a scheduling stipulation for the filing of the plaintiffs’ amended complaint and defendants’ responsive pleadings. On March 28, 2019, an amended complaint was filed. On May 16, 2019, a motion to dismiss the amended complaint was filed. On October 2, 2019, a second amended complaint was filed. On November 6, 2019, a motion to dismiss the second amended complaint was filed, which is currently pending before the Court. The action remains in its preliminary stages. Such lawsuit could divert a significant amount of the Group management’s attention and other resources from the Group’s business and operations, which could harm the results of operations and require the Group to incur significant expenses to defend the lawsuit. Any such lawsuit, whether or not successful, could harm the Group’s reputation and restrict the Group’s ability to raise capital in the future. In addition, if a claim is successfully made against the Group, the Group may be required to pay significant damages, which could have a material adverse effect on the Group’s financial condition and results of operations.

The Group is involved in several other proceedings as of December 31, 2019 which are either immaterial, or the Group does not believe that a reasonable possibility of loss has been incurred as the proceedings are in the early stages, and/or there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. As a result, there is considerable uncertainty regarding the timing or ultimate resolution of such matters, which includes eventual loss, fine, penalty or business impact, if any, and therefore, an estimate for the reasonably possible loss or a range of reasonably possible losses cannot be made. However, the Group believes that such matters, individually and in the aggregate, when finally resolved, are reasonably likely not to have a material adverse effect on the Group’s consolidated results of operations, financial position and cash flows.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

18.	SHAREHOLDERS’ EQUITY

Ordinary shares

Immediately following the closing of the IPO, the Memorandum and Articles of Association were amended and restated such that the authorized share capital of the Company was reclassified and redesignated into 10,000,000,000 shares comprising of (i) 7,600,000,000 Class A ordinary shares; (ii) 1,400,000,000 Class B ordinary shares; and (iii) 1,000,000,000 reserved shares at par value of US$0.000025 per share. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each share of Class A ordinary shares is entitled to one vote per share and is not convertible into Class B ordinary shares under any circumstances. Each share of Class B ordinary shares is entitled to ten votes per share and is convertible into one Class A ordinary share at any time by the holder thereof. Upon any transfer of Class B ordinary shares by the holder thereof to any person or entity that is not an affiliate of such holder, such Class B ordinary shares would be automatically converted into an equal number of Class A ordinary shares. There were 48,412,760 and nil Class B ordinary shares transferred to Class A ordinary shares in the years ended December 31, 2018 and 2019, respectively.

As of December 31, 2018, there were 419,253,027 and 946,017,565 Class A and Class B ordinary shares outstanding. As of December 31, 2019, there were 431,985,016 and 946,017,565 Class A and Class B ordinary shares outstanding.

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

	As of December 31,
	2018	2019
	RMB	RMB	US$
PRC statutory reserve funds	38,349	45,806	6,580
Unreserved retained earnings	2,667,621	1,899,132	272,793

Total retained earnings	2,705,970	1,944,938	279,373

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Under PRC laws and regulations, there are restrictions on the Company’s subsidiaries in the PRC and VIEs with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Such restriction amounted to RMB1,406,789 (US$202,703) as of December 31, 2019.

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

Accumulated other comprehensive income

The components of accumulated other comprehensive income were as follows:

	Foreign currency translation adjustments	Unrealized gains on available- for-sale securities	Total
	RMB	RMB	RMB
Balance at January 1, 2017	227,728	417	228,145
Other comprehensive loss before reclassification	(148,304)	(433)	(148,737)
Other comprehensive loss attribute to noncontrolling interests	4,798	—	4,798

Balance at December 31, 2017	84,222	(16)	84,206
Other comprehensive income (loss) before reclassification	182,978	(3,734)	179,244
Other comprehensive income attribute to noncontrolling interests	(14,146)	—	(14,146)

Balance at December 31, 2018	253,054	(3,750)	249,304
Other comprehensive income before reclassification	77,097	10,913	88,010
Other comprehensive loss attribute to noncontrolling interests	459	—	459

Balance at December 31, 2019	330,610	7,163	337,773

Balance at December 31, 2019, in US$	47,489	1,029	48,518

There was nil tax expense or benefit recognized related to the changes of each component of accumulated other comprehensive income for the years ended December 31, 2017, 2018 and 2019.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

The Group determined that Live.me Preferred Shares should be classified as mezzanine equity since they are contingently redeemable. The Group accreted Live.me Preferred Shares to their redemption value, which is purchase price plus 6% compound interest per year over the period since issuance to the earliest redemption date using the interest method. The Group recorded accretion of RMB13,451, RMB38,601 and RMB31,662 (US$4,548) for the years ended December 31, 2017, 2018 and 2019, respectively.

The redeemable noncontrolling interests for the years ended December 31, 2018 and 2019 are summarized below:

RMB
Balance at December 31, 2017	649,246
Accretion	38,601

Balance at December 31, 2018	687,847
Accretion	31,662
Deconsolidation of Live.me (Note 3)	(719,509)

Balance at December 31, 2019	—

Balance at December 31, 2019 in US$	—

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

20.	EARNINGS (LOSS) PER SHARE

Basic and diluted earnings per share for each of the years presented are calculated as follows:

	Year ended December 31,
	2017	2018	2019
	Ordinary shares	Ordinary shares	Class A ordinary shares	Class A ordinary shares	Class B ordinary shares	Class B ordinary shares
	RMB	RMB	RMB	US$	RMB	US$
Earnings (loss) per share—basic
Numerator:
Net income (loss) attributable to Cheetah Mobile Inc.	1,348,194	1,166,909	(97,017)	(13,937)	(216,960)	(31,164)
Accretion of redeemable noncontrolling interests	(13,451)	(37,714)	(9,228)	(1,326)	(20,637)	(2,964)
Dilution effect arising from share-based awards issued by subsidiaries	—	(14)	(101)	(15)	(225)	(32)

Net income (loss) attributable to Cheetah Mobile Inc. after accretion of redeemable noncontrolling interests and dilution effect arising from share-based awards issued by subsidiaries	1,334,743	1,129,181	(106,346)	(15,278)	(237,822)	(34,160)

Denominator:
Weighted average number of ordinary shares outstanding	1,394,303,326	1,403,089,609	423,023,853	423,023,853	946,017,565	946,017,565

Earnings (loss) per share—basic	0.9573	0.8048	(0.2514)	(0.0361)	(0.2514)	(0.0361)

Earnings (loss) per share—diluted
Numerator:
Net income (loss) attributable to Cheetah Mobile Inc. after accretion of redeemable noncontrolling interests and dilution effect arising from share-based awards issued by subsidiaries	1,334,743	1,129,181	(106,346)	(15,278)	(237,822)	(34,160)
Reallocation of net income as a result of conversion of Class B into Class A ordinary shares	—	—	(237,822)	(34,160)	—	—

Net income (loss) attributable to ordinary shareholders	1,334,743	1,129,181	(344,168)	(49,438)	(237,822)	(34,160)

Denominator:
Weighted average ordinary shares outstanding	1,394,303,326	1,403,089,609	423,023,853	423,023,853	946,017,565	946,017,565
Dilutive effect of Share-based awards	30,851,512	37,325,240	—	—	—	—
Conversion of Class B into Class A ordinary shares	—	—	946,017,565	946,017,565	—	—

Denominator used for earnings (loss) per share	1,425,154,838	1,440,414,849	1,369,041,418	1,369,041,418	946,017,565	946,017,565

Earnings (loss) per share—diluted	0.9366	0.7839	(0.2514)	(0.0361)	(0.2514)	(0.0361)

Earnings (loss) per ADS:
Denominator used for earnings (loss) per ADS—basic	139,430,333	140,308,961	42,302,385	42,302,385
Denominator used for earnings (loss) per ADS—diluted	142,515,484	144,041,485	136,904,142	136,904,142
Earnings (loss) per ADS—basic	9.5728	8.0478	(2.5140)	(0.3611)

Earnings (loss) per ADS—diluted	9.3656	7.8393	(2.5140)	(0.3611)

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

The Group did not include certain restricted shares and restricted shares with an option feature in the computation of diluted earnings (loss) per share for the years ended December 31, 2017 and 2018 because those restricted shares and restricted shares with an option feature were anti-dilutive for the respective years.

21.	TREASURY STOCK

In September, 2018, the Board of Directors of the Company authorized another share repurchase plan (the “2018 Share Repurchase Plan”) under which the Company may repurchase up to US$100 million from the open market, in negotiated transactions off the market, or through other legally permissible means in accordance with applicable securities laws from time to time within one year. As of December 31, 2018, the Company had repurchased under the 2018 Share Repurchase Plan an aggregate of 4,527,304 ADSs, representing 45,273,040 Class A ordinary shares for an aggregate denominated consideration of RMB221,932. These shares were recorded at their historical purchase cost, and were not canceled as of December 31, 2018.

In September 2019, the Company canceled these treasury stocks and recognized the difference between the repurchase costs and the par value in additional paid-in capital.

22.	EMPLOYEE BENEFIT

Full time employees of the Group participate in government mandated defined contribution plan, pursuant to which certain welfare benefits are provided to employees. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were approximately RMB175,508, RMB177,086 and RMB193,990 (US$27,865) for the years ended December 31, 2017, 2018 and 2019, respectively.

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

Assets and liabilities measured or disclosed at fair value

In accordance with ASC 820-10, the Group measures equity investments with readily determinable fair value, equity investment accounted for using fair value option and available-for-sale debt securities at fair value

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

on a recurring basis. The equity investments with readily determinable fair value and available-for-sale debt securities are classified within Level 1 as the fair value is measured using quoted market data, or Level 2 as the fair value is measured by using indirectly inputs observable in the market place. The equity investment accounted for using fair value option are classified with in Level 3.

The Group measures certain financial assets, including loans receivable, equity securities accounted for at fair value using measurement alternative, and equity investments accounted for using equity method at fair value on a nonrecurring basis only if an impairment loss were to be recognized. The Group’s non-financial assets, such as intangible assets, goodwill and property and equipment, would be measured at fair value only if they were determined to be impaired.

For the year ended December 31, 2019, assets and liabilities measured or disclosed at fair value are summarized below:

			Fair value measurement or disclosure at December 31, 2019 using
	Total Fair Value at December 31, 2019	Total Fair Value at December 31, 2019	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total gains (losses)
	RMB	US$	RMB	RMB	RMB	RMB
Fair value measurement—Recurring:
Available-for-sale debt security	146,723	21,075		146,723		10,913
Equity investments with readily determinable fair value	30,743	4,416	30,743			2,853
Equity investments accounted for using fair value option	388,581	55,816			388,581	(102,555)
Fair value measurement—Non-Recurring:
Intangible assets, net	19	3			19	(8,800)
Goodwill	—	—			—	(545,665)
Equity investments accounted for at fair value using measurement alternative	926,926	133,145			926,926	(102,592)

Total assets measured at fair value	1,492,992	214,455	30,743	146,723	1,315,526	(745,846)

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

For the year ended December 31, 2018, assets and liabilities measured or disclosed at fair value are summarized below:

			Fair value measurement or disclosure at December 31, 2018 using
	Total Fair Value at December 31, 2018	Total Fair Value at December 31, 2018	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total (losses) gains
	RMB	US$	RMB	RMB	RMB	RMB
Fair value measurement—Recurring:
Available-for-sale debt security	133,448	19,409		133,448		(3,732)
Fair value measurement—Non-Recurring:
Intangible assets, net	465	68			465	(12,767)
Equity investments accounted for at fair value using measurement alternative	559,961	81,443			559,961	281,977

Total assets measured at fair value	693,874	100,920		133,448	560,426	265,478

For equity securities accounted for under the measurement alternative, when there are observable price changes in orderly transactions for identical or similar investments of the same issuer, the investments are re-measured to fair value (Note 4). The non-recurring fair value measurements to the carrying amount of an investment usually requires management to estimate a price adjustment for the different rights and obligations between a similar instrument of the same issuer with an observable price change in an orderly transaction and the investment held by the Group. These non-recurring fair value measurements were measured as of the observable transaction dates. The valuation methodologies involved require management to use the observable transaction price at the transaction date and other unobservable inputs (level 3) such as volatility of comparable companies and probability of exit events as it relates to liquidation and redemption preferences.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

There were no transfers of fair value measurements into or out of Level 3 for the years ended December 31, 2017, 2018 and 2019. The following table presents a reconciliation of the assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended 2019:

Equity investment accounted for using fair value option
RMB
Balance as of January 1, 2019	—
Addition	497,796
Fair value change	(102,555)
Foreign exchange translation adjustments	(6,660)

Balance as of December 31, 2019	388,581

Balance as of December 31, 2019 in US$	55,816

The Group measured equity investment accounted for using fair value option on recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2019. The significant unobservable inputs used in the fair value measurement and the corresponding impacts to the fair values are presented below:

	Fair value	Valuation technique	Unobservable inputs	Range
Equity investments accounted for using fair value option	388,581	Discount cash flow method	• Weighted average cost of capital • Sales growth rate	18% (16.2)%~21.5%

A sensitivity analysis of the investment in equity investment accounted for using fair value option on December 31, 2019 shows that if the sales growth rate assumption was to increase 0.5% instantaneously, with all other variables hold constant, the fair value of the investment would increase by 8%. Similarly, a decrease of 0.5% in the sales growth rate assumption would reduce the fair value by 7%. If the weighted average cost of capital was to increase 0.5% instantaneously from the assumption on December 31, 2019, with all other variables hold constant, the fair value of the investment would decrease by 5%, while a decrease of 0.5% in weighted average cost of capital would increase the fair value by approximately 7%.

24.	SUBSEQUENT EVENTS

In February 2020, The Group’s Google Play Store, Google AdMob and Google AdManager accounts were disabled by Google. According to Google, the decision was made because some of the Group’s apps had not been compliant with Google policies, resulting in certain invalid traffic. Since February 20, 2020, the Group has been in continuous communication with Google to appeal the decision, clarify any misunderstanding, and adopt any requisite remedial measures to restore the disabled accounts. However, the Group was recently notified that Google was unable to reinstate the accounts after reviewing the appeal and additional information the Group provided. While the Group will continue to communicate with Google, it cannot guarantee that its appeals will be successful.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Recently, there was an outbreak of a novel strain of coronavirus (COVID-19), which has spread rapidly to many parts of the world. Consequently, the Group’s result of operations will likely be adversely, and may be materially, affected, to the extent that the COVID-19 or any other epidemic harms the Chinese and global economy in general. Potential impacts include but are not limited to material negative impact to the Group’s total revenues, slower collection of accounts receivables and additional allowance for doubtful accounts and significant downward adjustments or impairment to the Group’s long-term investments. Because of the uncertainty surrounding the COVID-19 outbreak, the financial impact related to the outbreak of and response to the coronavirus cannot be reasonably estimated at this time, but the Group’s consolidated results for the first quarter of and full year 2020 may be adversely affected.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

25.	CONDENSED FINANCIAL INFORMATION OF THE COMPANY

Balance Sheets

	As of December 31,
	2018	2019
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	318,546	249,586	35,851
Short-term investments	—	795,510	114,268
Prepayments and other current assets	16,838	141,230	20,286
Due from related parties	2,312,111	965,477	138,682

Total current assets	2,647,495	2,151,803	309,087

Non-current assets
Intangible assets, net	5	—	—
Goodwill	62,785	—	—
Long-term investments	628,888	1007,897	144,776
Investment in subsidiaries	3,064,747	2,836,345	407,415

Total non-current assets	3,756,425	3,844,242	552,191

Total assets	6,403,920	5,996,045	861,278

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued expenses and other current liabilities	27,128	26,583	3,819
Due to related parties	836,642	933,466	134,084
Income tax payable	33,499	34,051	4,891

Total current liabilities	897,269	994,100	142,794

Deferred tax liabilities	29,925	69,401	9,969
Other non-current liabilities	261	266	38

Total non-current liabilities	30,186	69,667	10,007

Total liabilities	927,455	1,063,767	152,801

Shareholders’ equity
Class A ordinary shares (par value of US$0.000025 per share; 7,600,000,000 shares authorized; 475,357,217 and 435,084,177 shares issued as of December 31, 2018 and 2019, respectively; 419,253,027 and 431,985,016 shares outstanding as of December 31, 2018 and 2019, respectively)	74	69	11
Class B ordinary shares (par value of US$0.000025 per share; 1,400,000,000 shares authorized; 957,985,982 shares issued and 946,017,565 shares outstanding as of December 31, 2018 and 2019, respectively)	156	156	21
Treasury stock (45,273,040 and nil shares as of December 31, 2018 and 2019, respectively)	(221,932)	—	—
Additional paid-in capital	2,742,893	2,649,342	380,554
Retained earnings	2,705,970	1,944,938	279,373
Accumulated other comprehensive income	249,304	337,773	48,518

Total shareholders’ equity	5,476,465	4,932,278	708,477

Total liabilities and shareholders’ equity	6,403,920	5,996,045	861,278

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Statements of Comprehensive income (loss)

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Revenues	52,053	14,525	—	—
Cost of revenues	(6,919)	(2,509)	(5)	(1)

Gross profit	45,134	12,016	(5)	(1)

Operating expenses
Research and development	(11,370)	545	(858)	(123)
Selling and marketing	(84)	—	—	—
General and administrative	(18,931)	(28,158)	(41,872)	(6,015)
Impairment of goodwill	—	—	(64,154)	(9,215)

Total operating expenses	(30,385)	(27,613)	(106,884)	(15,353)

Equity in profit (loss) of subsidiaries	1,346,556	632,055	(495,735)	(71,208)
Interest (expense) income, net	(6,525)	3,248	21,677	3,114
Foreign exchange (loss) gains, net	(3,877)	3,551	152	22
Other (loss) income, net	(159)	604,346	306,006	43,955

Income (loss) before income taxes	1,350,744	1,227,603	(274,789)	(39,471)

Income tax expenses	(2,550)	(60,694)	(39,188)	(5,630)

Net income (loss)	1,348,194	1,166,909	(313,977)	(45,101)

Other comprehensive (loss) income, net of tax of nil
Unrealized (losses) gains on available-for-sale securities, net	(433)	(3,716)	10,913	1,568
Foreign currency translation adjustments	(143,506)	168,814	77,556	11,140

Other comprehensive (loss) income	(143,939)	165,098	88,469	12,708

Total comprehensive income (loss)	1,204,255	1,332,007	(225,508)	(32,393)

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Statements of Cash Flows

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Net cash provided by (used in) operating activities	40,685	243	(15,258)	(2,192)
Net cash provided by investing activities	265,767	339,955	375,584	53,950
Net cash provided by (used in) financing activities	23,929	(526,532)	(494,055)	(70,967)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(35,413)	66,054	64,769	9,304

Net increase (decrease) in cash, cash equivalents and restricted cash	294,968	(120,280)	(68,960)	(9,905)

Cash, cash equivalents and restricted cash at beginning of the year	143,858	438,826	318,546	45,756

Cash, cash equivalents and restricted cash at end of the year	438,826	318,546	249,586	35,851

(a) Basis of presentation

For the Company only condensed financial information, the Company records its investment in its subsidiaries, VIEs and subsidiaries of VIEs under the equity method of accounting. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries” and share of their income as “Equity in profit (loss) of subsidiaries” on the condensed statements of comprehensive income (loss). The subsidiaries VIEs and subsidiaries of VIEs did not pay any dividends to the Company for any of the years presented.

The Company only condensed financial information should be read in conjunction with the Group’s consolidated financial statements.

(b) Commitments

The Company does not have any significant commitments or long-term obligations as of any of the periods presented.