Form 20-F/A
period 2019-12-31
Cheetah Mobile Inc.
filed 2020-05-26
CIK 1597835

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☐

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

This Amendment No. 1 on Form 20-F/A (the “Amendment”) is being filed by Cheetah Mobile Inc. (the “Company”) to amend the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 15, 2020 (the “Original Filing”). The Company is filing this Amendment solely to state that the Original Filing was delayed on reliance of the SEC’s Order under Section 36 of the Securities Exchange Act of 1934 Modifying Exemptions from the Reporting and Proxy Delivery Requirements for Public Companies dated March 25, 2020 (Release No. 34-88465) extending the deadlines by up to 45 days for filing certain reports made under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

As previously disclosed on a Form 6-K filed by the Company on April 29, 2020, the Company required additional time to finalize the Original Filing due to circumstances related to the COVID-19 pandemic. Starting from early 2020, in connection with the intensifying efforts to contain the spread of COVID-19, the Chinese government has taken a number of actions, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having COVID-19, restricting residents from travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. To cope with the impact and to protect its employees, the Company has also taken a series of measures, including, among others, temporary closure of certain offices, remote working arrangements for its employees and travel restrictions or suspension. These measures have reduced the capacity and efficiency of the Company’s operations. As a result, the preparation of the Company’s Annual Report was delayed.

As required by Rule 12b-15 under the Exchange Act, certifications by the Company’s principal executive officer and principal financial officer are filed as exhibits to the Amendment under Item 19 of Part III hereof. Paragraphs 3, 4 and 5 of these certifications have been omitted in accordance with the SEC’s rules and guidance. Additionally, the Amendment does not include the certifications under Section 906 of the Sarbanes-Oxley Act of 2002, as no financial statements are being filed with the Amendment.

Except as described above, the Amendment does not amend any information set forth in the Original Filing or reflect any events that occurred subsequent to the filing of the Original Filing on May 15, 2020. Accordingly, the Amendment should be read in conjunction with the Original Filing and with the current reports furnished by the Company to the SEC subsequent to the Original Filing.

PART III

Item 19. Exhibits

Exhibit Number	Description of Document

12.1*	Certification by principal executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by principal financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*	Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report on Form 20-F on its behalf.

Cheetah Mobile Inc.

By:	/s/ Sheng Fu
	Name:	Sheng Fu
	Title:	Chief Executive Officer and Director

Date: May 26, 2020