Form 20-F
period 2020-12-31
Cheetah Mobile Inc.
filed 2021-05-14
CIK 1597835

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020.
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
NONE
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 482,113,756

Class A ordinary shares and 957,465,244 Class B ordinary shares, par value US$0.000025 per share, as of December 31, 2020.
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

INTRODUCTION
In this annual report, except where the context otherwise requires and for purposes of this annual report only:
“Cheetah Mobile Inc.,” “we,” “us,” “our company” or “our” refers to Cheetah Mobile Inc., its subsidiaries and, in the context of describing our operations and consolidated financial data, also includes our variable interest entities and, the subsidiaries of our variable interest entities;
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
“RMB” or “Renminbi” refers to the legal currency of China;
“US$,” “U.S. dollars,” “$,” or “dollars” refers to the legal currency of the United States;
“€,” “Euro dollars” or “Euro” refers to the legal currency of the eurozone;
“¥,” “Japanese Yen” or “JPY” refers to the legal currency of Japan;
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
The following table presents the selected consolidated financial information of our company. The selected consolidated statements of comprehensive income (loss) data for each of the three years ended December 31, 2020 and the selected consolidated balance sheets data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page
F-1.
The selected consolidated statements of comprehensive income (loss) data for each of the two years ended December 31, 2016 and 2017 and the selected consolidated balance sheets data as of December 31, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements that are not included in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results do not necessarily indicate results expected for any future period. You should read the following selected financial data in conjunction with the consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.
Starting from January 1, 2018, we adopted ASC Topic 606,
Revenue from contracts with customers
or ASC 606, which reclassifies value added tax from the cost of revenues to net against revenues. The consolidated statement of comprehensive income (loss) data for the years ended December 31, 2018, 2019 and 2020 presented below have been prepared in accordance with ASC 606, while the consolidated statements of comprehensive income (loss) data for the years ended December 31, 2016 and 2017 presented below have been prepared in accordance with ASC Topic 605,
Revenue Recognition
or ASC 605.

	Year Ended December 31,
	2016 (1)	2017 (1)	2018 (2)	2019 (2)	2020 (2)
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands except for shares, per share and per ADS data)
Selected Consolidated Statements of Comprehensive Income/ (Loss) Data:
Revenues	4,564,650	4,974,757	4,981,705	3,587,695	1,552,645	237,953
Internet Business (3)	4,564,190	4,936,006	4,898,350	3,444,573	1,465,899	224,659
AI and others	460	38,751	83,355	143,122	86,746	13,294

Cost of revenues (4)	(1,543,817)	(1,780,089)	(1,540,633)	(1,241,932)	(475,378)	(72,855)

Gross profit	3,020,833	3,194,668	3,441,072	2,345,763	1,077,267	165,098

Operating income and expenses:
Research and development (4)	(905,854)	(684,863)	(668,918)	(787,329)	(455,179)	(69,759)
Selling and marketing (4)	(1,650,581)	(1,656,505)	(1,910,044)	(1,558,315)	(766,986)	(117,546)
General and administrative (4)	(561,834)	(407,410)	(430,826)	(587,457)	(380,533)	(58,319)
Impairment of goodwill	—	—	—	(545,665)	—	—
Other operating income/(expenses), net	84,988	990	35,938	22,091	(5,684)	(871)

Total operating expenses	(3,033,281)	(2,747,788)	(2,973,850)	(3,456,675)	(1,608,382)	(246,495)
Operating (loss)/profit	(12,448)	446,880	467,222	(1,110,912)	(531,115)	(81,397)
Other (expenses)/income	(56,448)	986,385	802,501	745,225	1,039,362	159,289

(Loss)/Income before income taxes	(68,896)	1,433,265	1,269,723	(365,687)	508,247	77,892
Income tax benefits/(expenses)	12,189	(57,602)	(117,000)	(7,904)	(97,090)	(14,880)

Net (loss)/income	(56,707)	1,375,663	1,152,723	(373,591)	411,157	63,012
Less: Net income/(loss) attributable to noncontrolling interests	23,818	27,469	(14,186)	(59,614)	(5,575)	(854)

Net (loss)/income attributable to Cheetah Mobile Inc.	(80,525)	1,348,194	1,166,909	(313,977)	416,732	63,866

(Losses)/Earnings per share
Basic	(0.0580)	0.9573	0.8048	(0.2514)	0.2895	0.0444
Diluted	(0.0580)	0.9366	0.7839	(0.2514)	0.2857	0.0438
(Losses)/Earnings per ADS (5)
Basic	(0.5805)	9.5728	8.0478	(2.5140)	2.8953	0.4437
Diluted	(0.5805)	9.3656	7.8393	(2.5140)	2.8575	0.4379
Weighted average number of shares used in computation:
Basic	1,387,254,551	1,394,303,326	1,403,089,609	1,369,041,418	1,402,509,386	1,402,509,386
Diluted	1,387,254,551	1,425,154,838	1,440,414,849	1,369,041,418	1,421,067,906	1,421,067,906

(1)	VAT is presented in cost of revenues rather than net against revenues in accordance with the legacy revenue accounting standard (ASC 605)
(2)	VAT is presented as net against revenues rather than in cost of revenues in accordance with the new revenue accounting standard (ASC 606)
(3)
Starting from March 31, 2017, we reorganized our operation into three segments: utility products and related services, mobile entertainment business and AI and others. In 2020, we disposed major gaming-related business. As a result, we expect the revenue contribution from our mobile game business to decrease in the foreseeable future. Therefore, we started reporting its revenues and operating profits by two segments: internet business and AI and others. we have retrospectively revised segment information from the previous period to conform to the requisite presentation for the current period.

(4)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	1,490	762	206	524	1,044	160
Research and development	148,211	20,691	14,224	59,771	29,091	4,458
Selling and marketing	13,830	39	8,967	3,818	(1,087)	(167)
General and administrative	142,618	51,824	61,721	63,327	51,934	7,959

Total	306,149	73,316	85,118	127,440	80,982	12,410

(5)	Each ADS represents ten Class A ordinary shares.

	Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheets Data :
Cash and cash equivalents	1,411,000	2,317,488	2,783,843	983,004	1,299,658	199,181
Short-term investments	361,499	1,395,694	930,610	1,369,118	360,803	55,295
Total assets	5,541,134	7,448,931	8,292,636	7,011,744	5,613,483	860,303
Total current liabilities	2,066,221	2,165,754	1,835,765	1,745,119	1,572,317	240,968
Total liabilities	2,339,956	2,293,721	2,010,241	2,017,197	1,825,091	279,707
Total mezzanine equity	—	649,246	687,847	—	—	—
Total Cheetah Mobile Inc. shareholders’ equity	3,012,352	4,293,361	5,476,465	4,932,278	3,749,034	574,565
Total equity	3,201,178	4,505,964	5,594,548	4,994,547	3,790,045	580,850
We present our financial results in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this annual report is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.5250 to US$1.00, the exchange rate on December 31, 2020 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any RMB or U.S. dollar amount could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

B.	Capitalization and Indebtedness
Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors
Risks Relating to Our Business and Industry
Our mobile monthly active users decreased in the past years and may continue to decrease in the future, which would materially and adversely affect our business, financial condition and results of operations would be materially and adversely affected.
The size of our user base and our users’ level of engagement are critical to our success. Our business and financial performance have been and will continue to be significantly determined by our success in retaining and engaging active users. We have been consistently anticipating user demand and developing innovative products and services to attract and retain users. However, the internet industry, including the mobile internet industry, is characterized by constant and rapid technological changes. As a result, users may switch from one set of products to others more quickly than in other sectors. Our success will become increasingly dependent on our ability to increase levels of user engagement and monetization in our key markets. Our user engagement could be adversely affected if:

•	we fail to maintain the popularity of our existing products for users;

•	we are unsuccessful in launching new and popular applications in a cost-effective manner to further diversify our product offerings and increase user engagement;

•	technical or other problems prevent us from delivering our products or services in a rapid and reliable manner or otherwise affect user experience;

•	strategic investments or acquisitions that we make to diversify or improve our products or services offerings fail to generate the favorable results or synergies that we anticipate;

•	there are user concerns related to privacy, safety, security or other factors;

•	our competitors may launch or develop products and services similar to ours, which may result in a loss of existing users or reduced growth in new users;

•	products adopting new technologies displace our products;

•
there are adverse changes in our products or services that are mandated by, or that we elect to make to address, legislation, regulatory authorities or litigation, including settlements or consent decrees;

•	there are regulatory enforcement actions or negative publicity for actual or perceived defects of our products and services;

•	we fail to provide adequate customer service to users; or

•	we do not maintain our brand image, or our reputation is damaged.
Furthermore, if any major distribution channel changes their standard terms and conditions in a manner that is detrimental to us, or terminate their existing relationship with us, our business, financial condition and results of operations may be materially and adversely affected. For example, on February 20, 2020, our company’s Google Play Store, Google AdMob and Google AdManager accounts were disabled, which adversely affected our ability to attract new users and keep existing users. According to Google, the decision was made because some of our company’s apps had not been compliant with Google policies, resulting in certain invalid traffic.

We received in the past and may continue to receive, complaints from users regarding our mobile applications primarily regarding privacy settings and certain third-party website promotion activities on our mobile applications. While we did not incur any material costs to address the complaints, we may need to incur substantial expenditures in the future. If we are unable to address user complaints timely or at all, our reputation may be harmed, and our user may continue to decline. Our efforts to avoid or address any of these events could require us to incur substantial expenditures to modify or adapt our products, services or infrastructure. If we fail to retain our user base, or if our users decrease their engagement with our products, our business, financial condition and results of operations would be materially and adversely affected.
Because a limited number of customers contribute to a significant portion of our revenues, our revenues and results of operations could be materially and adversely affected if we were to lose a significant customer or a significant portion of its business.
Currently, a limited number of customers contribute a significant portion of our revenues. Our customers primarily comprise mobile application developers, mobile game developers, mobile advertising networks,
e-commerce
companies and search engines to which we refer traffic and sell advertisements and individual customers. In 2018, 2019 and 2020, our five largest customers in aggregate contributed approximately 41.3%, 35.0% and 28.0% of our revenues, respectively. We expect that a limited number of our customers will continue to contribute a significant portion of our revenues in the near future. If we lose any of these customers, or if revenues generated from a significant customer are substantially reduced due to, for example, increased competition, a significant change in the customer’s business policy or operation, suspected breach or violation to the underlying contract or policy, any deterioration in customer relationship, or significant delays in payments for our services, our business, financial condition and results of operations may be materially and adversely affected. For example, some of overseas business partners have discontinued the placement of ads on mobile phone lock screens since May 2017 and January 2018, respectively, which adversely affected our revenues from internet business. In addition, on November 26, 2018, a third party made certain allegations about some of our products. Although we have made a number of public statements to clarify the matter, these allegations did cause a disruption to our business, and as a result, our revenues from internet business decreased by 29.7% from RMB 4,898.4 million in 2018 to RMB3,444.6 million in 2019.
On February 20, 2020, our Google Play Store, Google AdMob and Google AdManager accounts were disabled, which adversely affected our ability to attract new users and generate revenue from Google and may lead to a more concentrated customer base in future. Furthermore, in 2020, we disposed certain internet business, which resulted in a contraction of our products and services. For the year ended December 31, 2020, our disposed business contributed approximately 34.5% of our revenues. As a result, our revenues from internet business decreased by 57.4% from RMB 3,444.6 million in 2019 to RMB1,465.9 million in 2020 and our five largest customers in aggregate contributed approximately 41.1% of our revenues for the three months ended December 31, 2020.
We are subject to risks and uncertainties faced by companies in a rapidly evolving industry.
We operate in the rapidly evolving internet industry, which makes it difficult to predict our future results of operations. Accordingly, our future prospects are subject to the risks and uncertainties experienced by companies in this evolving industry. Some of these risks and uncertainties relate to our ability to, among others:

•	successfully implement our plan to further develop and monetize our mobile platform;

•	offer new, innovative products and services and enhance our existing products and services with innovative and advanced technology to attract and retain a larger user base;

•	retain existing customers, attract additional customers and restore collaborations with lost customers, and increase spending per customer;

•	maintain our relationships with important suppliers, such as bandwidth suppliers, on favorable terms;

•	respond to evolving user preferences and industry changes;

•	respond to competitive market conditions;

•	upgrade our technology to support traffic, product and service offerings;

•	maintain effective control of our costs and expenses;

•	respond to changes in the regulatory environment and manage legal risks, including those associated with intellectual property rights; and

•	execute our strategic investments and acquisitions and post-acquisition integrations effectively.
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
We face intense competition in our businesses. In the internet business, we compete with other mobile application developers, including those developers that offer products purported to perform similar functions as Clean Master and Cheetah GreetBot. In the internet space, we mainly compete with 360 Security Technology Inc., or 360, in China’s internet security and anti-virus market. In the artificial intelligence business, we compete with other companies offering similar product offerings in China. In addition, we compete with all major internet companies for user attention and advertising spend.
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
We have a limited operating history in international markets. If we fail to meet the challenges presented by our oversea operations, our business, financial condition and results of operations may be materially and adversely affected.
Our business has continued to experience some challenges in the international markets. While we recently chose to scale back from the international markets, our existing overseas business continues to be exposed may continue exposing to a number of risks, including:

•	challenges in formulating effective marketing strategies targeting mobile internet users from various jurisdictions and cultures, who have a diverse range of preferences and demands;

•	challenges in identifying appropriate local business partners and establishing and maintaining good working relationships with them.

•	local competition;

•	challenges in meeting local advertiser demands as well as online marketing practices and conventions;

•	differences in user and advertiser reception and perception of our applications internationally;

•	challenges in building direct sales operations in the oversea market;

•	fluctuations in currency exchange rates;

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
Our business, financial condition and results of operations may be materially and adversely affected by these and other risks associated with our oversea operations.
If users do not widely adopt versions of our applications developed for various mobile devices, our business could be adversely affected.
The number of people who access the internet through mobile devices is keeping increasing. The varying display sizes, functionality, and memory associated with mobile devices make the use of our applications on such devices more difficult and the versions of our applications developed for these devices may not be compelling to users, manufacturers or distributors of devices. Each manufacturer or distributor may establish unique technical standards for its devices, and our applications may not work or be compatible with these devices. Some manufacturers may also elect not to include our applications on their devices. As new devices and new platforms are continually being released, it is difficult to predict the problems we may encounter in developing versions of our applications for use on these mobile devices and we may need to devote significant resources to the creation, support, and maintenance of our applications tailored for such devices. If we are unable to attract and retain a substantial number of mobile device manufacturers, distributors, and users to adopt and use our applications, or if we are slow to develop products and technologies that are more compatible with mobile devices, our business could be adversely affected.
If major mobile application distribution channels change their standard terms and conditions in a manner that is detrimental to us, or terminate their existing relationship with us, our business, financial condition and results of operations may be materially and adversely affected.
We currently rely on third-party mobile application distribution channels such as iOS App Store to distribute most of our mobile applications to users. In China, we collaborate with similar local distribution channels to distribute our mobile applications. We expect a substantial number of downloads of our mobile applications will continue to be derived from these distribution channels. As such, the promotion, distribution and operation of our applications are subject to such distribution channels’ standard terms and policies for application developers, which are subject to the interpretation of, and frequent changes by, these distribution channels. On February 20, 2020, our company’s Google Play Store, Google AdMob and Google AdManager accounts were disabled, which adversely affected our ability to attract new users and generate revenue from Google. According to Google, the decision was made because some of our company’s apps had not been compliant with Google policies, resulting in certain invalid traffic. If iOS App Store or any other major distribution channel changes their standard terms and conditions in a manner that is detrimental to us, or terminate their existing relationship with us, our business, financial condition and results of operations may be materially and adversely affected.

If our internet business fails to optimize system performance or provide attractive personalized experiences, we may lose users, and our business, financial condition and results of operations may be materially and adversely affected.
Our users rely on our utility products to optimize the performance of their mobile devices, provide real time protection against security threats, and gain personalized mobile device experience. Our applications are highly technical and complex and, when deployed, may contain defects or security vulnerabilities. Some errors in our products may only be discovered after a product has been installed and used by our users.
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
Although we seek to reduce the possibility of disruptions and other outages, our applications may be disrupted by problems with our own cloud-based technology and system, such as malfunctions in our software or other facilities or network overload. Our systems may be vulnerable to damage or interruption caused by telecommunication failures, power loss, human error, computer attacks or viruses, earthquakes, floods, fires, terrorist attacks, change of relevant laws, regulations or policies and similar events. Our IT systems may not be fully redundant or backed up, and our disaster recovery planning may not be sufficient for all eventualities. Despite any precautions we may take, the occurrence of natural disasters, policy changes or other unanticipated problems at our hosting facilities or similar events affecting our ability to use necessary online resources could result in interruptions in the availability of our products and services. In particular, we may be required to expand and adapt our technology and infrastructure to continue to reliably store, process and analyze user content as well as to ensure smooth delivery of high quality content. Any interruption in the ability of our users to use our applications could damage our reputation, reduce our future revenues, harm our future operations, subject us to regulatory scrutiny and lead users to seek alternative products.

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
Most of our core mobile utility applications are created for Android devices. Any significant downturn in the overall popularity of the Android ecosystem or the use of Android devices could materially and adversely affect the demand for and revenues generated from these mobile utility applications. Although the Android ecosystem has grown rapidly in recent years, it is uncertain whether it will continue to grow at a similar rate in the future. In addition, due to the constantly evolving nature of the mobile industry, another operating system for mobile devices may eclipse Android and decrease its popularity. To the extent that our mobile utility applications continue to mainly support Android devices, our utility products would be vulnerable to any decline in popularity of the Android operating system.
We may further dispose our internet products that could have a material adverse impact on our revenues.
We have developed widely popular mobile applications
in-house
and have grown some acquired or jointly-operated third-party applications into popular applications in the past. These applications attracted a large user base which in turn helps generate significant revenues for us. On February 20, 2020, our company’s Google Play Store, Google AdMob and Google AdManager accounts were disabled, which adversely affected our ability to attract new users and generate revenue from Google. In 2020, we disposed major gaming-related business. As a result, we expect the revenue contribution from gaming-related business to decrease in the foreseeable future. If we further dispose our internet products, our internet business may be materially and adversely affected.
We have been named as a defendant in putative shareholder class action lawsuit that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.
We will have to defend against putative shareholder class action lawsuits described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings,” including any appeals of such lawsuit should our initial defense be unsuccessful. We are currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of this lawsuit. In the event that our initial defense of this lawsuit is unsuccessful, there can be no assurance that we will prevail in any appeal. Any adverse outcome of these cases, including any plaintiff’s appeal of a judgment in this lawsuit, could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from this matter. The litigation processes may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day
operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to this matter, and we cannot predict the impact that indemnification claims may have on our business or financial results.

We may not be able to prevent unauthorized use of our intellectual property, which could harm our business and competitive position.
We regard our trademarks, service marks, patents, domain names, trade secrets, proprietary technologies know-how
and similar intellectual property as critical to our success, and we rely on trademark and patent law, trade secret protection and confidentiality and invention assignment agreements with our employees and third parties to protect our proprietary rights. See “Item 4. Information on the Company—B. Business Overview— Intellectual Property” for a description for our intellectual property. There can be no assurance that any of our pending patent, trademark or other intellectual property applications will be issued or registered. Any intellectual property rights we have obtained or may obtain in the future may not be sufficient to provide us with a competitive advantage, and could be challenged, invalidated, circumvented, infringed or misappropriated. Given the potential cost, effort, risks and disadvantages of obtaining patent protection, we have not applied and do not plan to apply for patents or other forms of intellectual property protection for certain of our key technologies. If some of these technologies are later proven to be important to our business and are used by third parties without our authorization, especially for commercial purposes, our business and competitive position may be harmed.
Monitoring for infringement or other unauthorized use of our intellectual property rights is difficult and costly, and we cannot be certain that we can effectively prevent such infringement or unauthorized use of our intellectual property. From time to time, we may need to resort to litigation or other proceedings to enforce our intellectual property rights, which could result in substantial cost and diversion of resources. Our efforts to enforce or protect our intellectual property rights may be ineffective and could result in the invalidation or narrowing of the scope of our intellectual property or expose us to counterclaims from third parties, any of which may adversely affect our business and operating results.
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
We use open source software in some of our applications, including our Clean Master which uses volley networking technology and will use open source software in the future. In addition, we regularly contribute source code to open source software projects and release internal software projects under open source licenses, and anticipate doing so in the future. The terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to sell or distribute our applications. Additionally, we may from time to time face threats or claims from third parties claiming ownership of, or demanding release of, the alleged open source software or derivative works we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These threats or claims could result in litigation and could require us to make our source code freely available, purchase a costly license or cease offering the implicated applications unless and until we can re-engineer
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
We currently focus on deploying Cheetah GreetBot in some shopping malls in China’s tier one and tier two cities. Cheetah GreetBot is a reception robot developed by Beijing OrionStar Technology Co., Ltd. or Beijing OrionStar, one of our related party. Through voice interaction and AI technologies, these GreetBots are able to integrate celebrity and entertainment marketing campaigns to amplify partner promotions and build brand recognition.
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
To ensure adequate inventory supply for our products, we procure products and components based on demand and production forecasts. The ability to accurately forecast demand for our products and services could be affected by many factors, including changes in customer demand for our products and services, and unanticipated changes in general market and economic conditions. In addition, as we continue to introduce new products and services, we may also face challenges managing the production plan of our existing products, which may in turn affect the inventory management for our existing products. If we or our customers fail to accurately forecast customer demand, we may experience excess inventory levels or a shortage of products available for sale. Inventory levels in excess of customer demand may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which may cause our gross margin to suffer and could impair the strength of our brand. In 2018, 2019 and 2020, our impairment of inventory were RMB0.1 million, RMB2.8 million and RMB23.7 million, respectively. On the other hand, in the case we experience shortage of products, we may be unable to meet the demand for our products, and our business and operating results could be adversely affected.
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

We have made significant capital investment in a number of strategic investments, acquisitions and partnerships, which may not be successful and may have a material and adverse effect on our business, reputation and results of operations.
We have made significant capital investment in strategic investments, acquisitions and partnerships to complement our organic business expansion. We have also made a number of investments in securities and minority investments in companies with strategic value for us. These investments and acquisitions require a significant amount of capital, which decreases the amount of cash available for working capital or capital expenditures. In 2018, 2019 and 2020, we have paid for investments and acquisitions in an aggregate amount of RMB529.5 million, RMB523.1 million and RMB186.2 million (US$28.5 million), respectively. If these investments and acquisitions do not perform as we have expected, become less valuable to our business due to a change in our overall business strategy, or if the industry, regulatory or economic environments deteriorate, they could result in significant impairment of investments. In 2018, 2019 and 2020, our impairment of investments were RMB94.9 million, RMB168.0 million and RMB78.1 million (US$12.0 million), respectively, primarily due to some non-cash
write-downs of certain investment assets, as we considered the fair value of such investment assets less than carrying value. As our market capitalization was lower than the carrying amount of the net assets, we performed impairment assessment for the goodwill of all reporting units using the two-step
process, and recognized impairment loss of RMB545,7 million for the year ended 2019. These write-downs were the result of lower-than-expected performance and financial position of the investment assets. In addition, acquisitions of businesses and assets may increase our capital and expenses in integrating new businesses and personnel into our own, require significant management attention and result in a diversion of resources away from our existing business, which in turn could have an adverse effect on our business operations. Further, acquisitions could result in increased leverage, potentially dilutive issuances of equity securities and exposure to potential unknown liabilities of the acquired business. The costs of identifying and consummating acquisitions may also be significant. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from relevant government authorities for the acquisitions and comply with applicable laws and regulations, which could result in increased costs and delays.
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
Our business experienced revenue decrease since 2019. Total revenues decreased to RMB1,552.6 million (US$238,0 million) in 2020 from RMB3,587.7 million in 2019. As our business continues to face some challenges, we may not be able to resume our growth in the near future. In addition, resuming our growth requires significant expenditures and allocation of valuable management time and resources. To execute our business plan and strategy, we need to continuously improve our operational and financial systems, procedures and controls, and expand, train, manage and maintain good relations with our employee base. Further, we must expand and continue to engage or maintain our relationships with a growing number of users, customers and business partners. Resumed growth could also strain our ability to maintain reliable service for our users, customers and business partners. We operate in a dynamic and rapidly evolving market and investors should not rely on our past results as an indication of our future operating performance. Any failure to effectively manage our growth or implement our business strategies may materially and adversely affect our business and results of operations.

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
We are subject to seasonality and other fluctuations in our business. Revenues from our internet business are affected by seasonality in advertising spending in both China and the overseas markets. In 2020, revenues from our Internet business accounted for 94.4% of our total revenues. We believe that such seasonality in advertising spending affects our quarterly results, resulting in growth in our revenues from internet business between the third and the fourth quarters but a decline from the fourth quarter to the next quarter. Thus, our operating results for one or more future quarters or years may fluctuate substantially or fall below the expectations of securities analysts and investors. In such event, the trading price of the ADSs may fluctuate significantly.
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
Third parties with whom we conduct our business, including our advertisers place their advertisements on our products through mobile advertising networks, content provider and hardware manufacturer, may be subject to regulatory penalties or punishments because of their regulatory compliance failures, which may disrupt our business. Any legal liabilities of, or regulatory actions against, such third parties may affect our business activities and reputation and, in turn, our results of operations. For example, under PRC advertising laws and regulations, we are obligated to monitor the advertising contents shown on our products. We have strict terms in contracts with most of the advertising networks to ensure that the advertisements shown on our products are in full compliance with applicable PRC laws and regulations. However, there are still uncertainties underlying these contents from advertisers. If we are found to be in violation of applicable PRC advertising laws and regulations, we may be subject to penalties and our reputation may be harmed, which may have an adverse effect on our business, financial condition, results of operations and prospects.
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
We have obtained Internet Content Provider Licenses, or ICP Licenses, for the provision of internet information services, Internet Culture Operation Licenses for the operation of online games and entertainment products, and Computer Information System Security Products Sales License for our mobile and PC security applications. These licenses are essential to the operation of our business and are generally subject to regular government review or renewal. However, we cannot assure you that we can successfully renew these licenses in a timely manner or that these licenses are sufficient to conduct all of our present or future business.

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
We cannot assure you that we or our game developers will be able to obtain all the required permits, approvals or licenses or complete all the required filings in a timely manner, or at all. If we or any of such game developers fails to do so, we may have to modify our online game publishing services in a manner disruptive to our business or may not be able to continue to operate the affected online games, which may adversely affect our business and results of operations. Besides, our subsidiary is operating the website of
www.duba.com
, providing links pertaining to news reporting and commentary on politics, economy, military affairs, diplomacy, public emergencies and other public affairs, which eventually will be viewed by users of other websites. Pursuant to regulations relating to internet news information services, the abovementioned activities may be regarded as providing internet news information reprinting services and communication platform services, and the operator of the website of
www.duba.com
may be required to obtain an internet news information service license, or an INIS License. However, our subsidiary has not obtained such license. Therefore, our subsidiary may be prohibited from carrying out the abovementioned activities and may be subject to administrative penalties, such as warnings, fines, or even criminal liabilities.
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
Our subsidiaries are operating the websites of
www.duba.com
, and have edited and arranged the information pertaining to audio/video programs broadcasted on the internet on their websites, users can access internet audio/video programs by clicking the links on such websites. Pursuant to relevant regulations on audio/ video program transmission through the internet, such activities falling into the scope of Category III internet audio/video program services and the operators of such websites shall obtain an internet audio/video program transmission license issued by the SARFT. However, our subsidiaries have not obtained such license. Therefore, our subsidiaries may be prohibited from providing audio/video programs service and may be imposed by administrative penalties, such as warnings, fines, or even criminal liabilities. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Broadcasting Audio/Video Programs through the Internet” for further details.

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
Actual or alleged failure to comply with data privacy and protection laws and regulations could damage our reputation, discourage current and potential users from using our products and services applications and subject us to damages, administrative penalties and criminal liabilities, which could have material adverse effects on our business and results of operations.
Concerns about our practices with regard to the collection, storage, use, processing, disclosure or transfer of personal information or other privacy-related matters, even if unfounded, could damage our reputation, business and results of operations. We are subject to the data privacy and protection laws and regulations adopted by PRC and foreign governmental agencies. Data privacy laws restrict our collection, storage, use, processing, disclosure, transfer and protection of non-public personal information provided to us by our users.
In recent years, new laws and regulations were issued by the standing committee of the PRC National People’s Congress, MIIT, CAC, the State Administration for Market Regulation, or SAMR, and other authorities, such as the Supreme People’s Court of PRC and the Supreme People’s Procuratorate of PRC, to enhance the legal protection of information security and privacy in business operations. The laws and regulations also require internet operators to take measures to ensure confidentiality of user information. In 2019, CAC, MIIT and other authorities have carried out special campaigns against illegal acts of mobile internet application programs collecting and using personal information, several new guidelines and circulars were released for App operators as a reference for self-assessment, management mechanisms, technical safeguards and business procedures, in respect of personal information protection. In 2020, the Standing Committee of the National People’s Congress issued the Data Security Law of the People’s Republic of China (Draft), which sets forth various requirements with respect to data collection activities. We are also subject to regulations under U.S. state law regarding the publication and dissemination of our privacy policy with respect to user data. It is possible that we may become subject to additional U.S. state or federal legislation or rules and regulations of governmental authorities outside China regarding the use of personal information or privacy-related matters. The General Data Protection Regulation (GDPR) (EU) 2016/679 is a regulation in EU law on data protection and privacy for all individuals within the European Union. It addresses the export of personal data outside the EU. The GDPR became enforceable on May 25, 2018. Failure to comply with GDPR may result in punitive actions from EU authorities, reputation damage, user loss, and revenue loss. Complying with any additional or new regulatory requirements could force us to incur substantial costs or require us to change our business practices.

While we strive to protect our users’ privacy and comply with all applicable data protection laws and regulations, any failure or perceived failure to do so may result in proceedings or actions against us by government entities or others, and could damage our reputation, discourage current and potential users from using our products or services, and subject us to damages, administrative penalties and criminal liabilities. From time to time, we may be subject to claims or allegations of infringement of users’ privacy or breach of data protections laws. Negative publicity in relation to our products or services, regardless of its veracity, could seriously harm our reputation, which in turn may discourage current and potential users from using our applications, which could have material adverse effects on our business and results of operations. In addition, user and regulatory attitudes towards privacy are evolving, and future regulatory or user concerns about the extent to which personal information is used by, accessible to or shared with customers or others may adversely affect our ability to share certain data with customers.
Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.
The PRC legal system is based on written statutes and court decisions have limited precedential value. The PRC legal system is evolving rapidly, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties.
From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of a judicial or administrative proceeding than in more developed legal systems. Furthermore, the PRC legal system is based, in part, on government policies and internal rules, some of which are not published in a timely manner, or at all, but which may have retroactive effect. As a result, we may not always be aware of any potential violation of these policies and rules. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business, impede our ability to continue our operations or cause products removal.
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
In addition to PRC laws and regulations, we face additional regulatory risks and costs outside China. We are subject to a variety of laws and regulations in foreign jurisdictions that involve matters central to our business, including privacy and data protection, rights of publicity, content, intellectual property, advertising, marketing, distribution, data security, data retention and deletion, personal information, national security, electronic contracts and other communications, virtual currencies, competition, protection of minors, consumer protection, telecommunications, taxation, and economic or other trade prohibitions or sanctions. The introduction of new products, services or expansion of our activities in certain jurisdictions may subject us to additional laws and regulations. In addition, foreign data protection, privacy, and other laws and regulations can be more restrictive than those in China and in the United States.
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
We may not be able to regain our profitability in the future. In addition, we may not be able to obtain additional capital in a timely manner or on acceptable terms, or at all.
We have incurred operating losses before and we may not be able to regain our profitability in the future as we continue to develop our internet business and invest in artificial intelligence. Our future revenue growth and profitability will depend on a variety of factors, many of which are beyond our control. These factors include our ability to successfully continue to timely anticipate and adequately address the evolving needs of our users, customers and business partners, as well as our ability to attract new users, increase user engagement, effectively design and implement monetization strategies, and compete effectively and successfully. Our ability to achieve and sustain profitability is also affected by market and regulatory development related to, among others, mobile applications, online marketing and artificial intelligence In addition, if we are unable to achieve profitability again, it may become more difficult for us to raise sufficient capital to satisfy our anticipated capital expenditures and other cash needs, in which case our business, results of operations and financial condition may be materially adversely affected.

We have granted, and may continue to grant, options, restricted shares and other types of share-based incentive awards, which may result in increased share-based compensation expenses.
We adopted a share award scheme, or the 2011 Plan, in May 2011, a 2013 equity incentive plan, or the 2013 Plan, in January 2014, and a restricted shares plan, or the 2014 Plan, in April 2014 and several equity incentive plan of our subsidiaries, pursuant to which we are authorized to grant options, restricted shares and other awards to our directors, officers, other employees and consultants, as each plan may provide. In addition to our share incentive plans, we have also granted share-based incentive awards in connection with certain investments and acquisitions made by us. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Awards.” In 2018, 2019 and 2020, we recorded RMB85.1 million, RMB127.4 million and RMB81.0 million (US$12.4 million), respectively, of share-based compensation expenses. The amount of these expenses is based on the fair value of the share-based incentive awards we granted, and the recognition of unrecognized share-based compensation expenses will depend on the forfeiture rate of our unvested share-based awards. Expenses associated with share-based compensation have affected our net income and may reduce our net income in the future, and any additional securities issued pursuant to share-based incentive awards will dilute the ownership interests of our shareholders, including holders of the ADSs. We believe the granting of share-based incentive awards is of significant importance to our ability to attract and retain key personnel, employees and consultants, and we will continue to grant share-based incentive awards in the future. As a result, our share-based compensation expenses may increase, which may have an adverse effect on our results of operations.
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
If we fail to implement effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.
We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on our internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of its internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of a company’s internal control over financial reporting. We have been subject to these requirements since the fiscal year ended December 31, 2015.
In connection with the preparation and external audit of our consolidated financial statements as of and for the years ended December 31, 2020, we and our independent registered public accounting firm identified a material weakness in internal control over financial reporting and concluded that our internal control over financial reporting was ineffective as of December 31, 2020. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified was that we did not have a sufficient complement of resources in the tax department to perform the management review controls over income taxes.
We have begun implementing a number of measures to address the material weakness. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” However, we can give no assurance that the implementation of these measures will be sufficient to eliminate such material weakness or that material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of the ADSs.
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
Foreign ownership of internet-based, including mobile-based, businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates internet access, distribution of online information, online advertising, distribution and operation of online games through strict business licensing requirements and other government regulations. These laws and regulations also limit foreign ownership of PRC companies that provide internet information services. According to the Negative List (2020 Version), foreign investment in internet news information services, online publication services, online audio-visual program services, internet cultural business (except for music) are prohibited, and foreign equity share in a value-added telecommunication business shall not exceed 50% (excluding
e-commerce,
domestic multi-party communication,
store-and-forward,
and call center), and the basic telecommunication services shall be controlled by the Chinese party. In addition, according to the Several Opinions on the Introduction of Foreign Investment in the Cultural Industry promulgated by the MOC, the SARFT, the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce, or the MOFCOM, in July 2005, foreign investors are prohibited from investing in or operating, among other things, any internet cultural operating entities. Companies providing mobile internet services such as ours are governed by these rules and regulations on internet companies in China.
We are a Cayman Islands company and conduct part of our operations through our VIEs. Our VIEs, together with subsidiaries of our VIE, contributed a portion of our consolidated revenues in the years ended December 31, 2018, 2019 and 2020. We exercise effective control over our VIEs through a series of contractual arrangements that those entities and/or their shareholders signed with our company, our wholly-owned PRC subsidiaries, including but not limited to Beijing Kingsoft Internet Security Software Co., Ltd., or Beijing Security, and Conew Network. Our contractual arrangements with our VIEs and their shareholders enable us to exercise effective control over our VIEs and give us the obligation to absorb losses and the right to receive benefits of the VIEs, enabling us to consolidate their operating results. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our VIEs.”

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
Because of PRC restrictions on foreign ownership of internet businesses in China, we depend on contractual arrangements with our VIEs, in which we have no ownership interest, to conduct our business in China. These contractual arrangements are intended to provide us with effective control over these entities and allow us to obtain economic benefits from them. The shareholders of our VIEs include, but not limited to, Messrs. Sheng Fu, who is also our director, as well as Ms. Weiqin Qiu, Mr. Kun Wang and Mr. Wei Liu. For additional details on these ownership interests, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our VIEs.” However, these contractual arrangements may not be as effective in providing control as direct ownership. For example, our VIEs and their shareholders could breach their contractual arrangements with us by, among other things, failing to operate our business in an acceptable manner or taking other actions that are detrimental to our interests. If we were the controlling shareholder of these VIEs with direct ownership, we would be able to exercise our rights as shareholders to effect changes to their board of directors, which in turn could implement changes at the management and operational level. However, under the current contractual arrangements, as a legal matter, if our VIEs or their shareholders fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies under PRC law, including contract remedies, which may be time-consuming, unpredictable and expensive. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing them, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and damage our reputation. See “—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.”
Substantial uncertainties exist with respect to the interpretation and implementation of PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.
On March 15, 2019, the Foreign Investment Law, or the FIL, was adopted and approved by Second Session of the 13th National People’s Congress of China. On December 26, 2019, the Implementation Regulation for the Foreign Investment Law of the People’s Republic of China, or the FIL Implementing Regulations, was issued by the State Council. Both the FIL and the FIL Implementing Regulations came into force on January 1, 2020. The FIL and the FIL Implementing Regulations, upon taking effect, have replaced the three existing laws on foreign investment (collectively “Three FDI law”), namely, the Law on Sino-Foreign Equity Joint Ventures, the Law on Sino-Foreign Contractual Joint Ventures and the Law on Wholly Foreign Owned Enterprises, and become a fundamental law of China in the foreign investment area, setting forth the basic legal framework in this regard.
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

The services we provide and businesses we operate through our VIEs, including the internet news information services, internet publication services and other related services are subject to the foreign investment restrictions or prohibitions set forth in the Negative List (2020 Version). Where a foreign investor invests in a field or sector that is prohibited under the Negative List, it will be ordered to stop the investment activities, dispose of the shares or assets or take other necessary measures within a specified time limit, and restore to the status to be prior to the occurrence of the aforesaid investment, and the gains of such foreign investor (if any) will be confiscated by competent authority.
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
The shareholders of our VIEs include, but not limited to, Messrs. Sheng Fu who is also our director, as well as Ms. Weiqin Qiu, Mr. Kun Wang and Mr. Wei Liu. Conflicts of interest may arise between their roles as shareholders, directors or officers of our company and as shareholders of our VIEs. We rely on these individuals to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to our company to act in good faith and in the best interest of our company and not to use their positions for personal gain. Although the shareholders of our VIEs have executed shareholder voting proxy agreements to irrevocably appoint our company or a person designated by our company to vote on their behalf and exercise voting rights as shareholders of the VIEs, we cannot assure you that when conflicts arise under those agreements or otherwise, the shareholders of our VIEs will act in the best interest of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and these shareholders, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.
Kingsoft Corporation, one of our principal shareholders, and our founders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders, which may discourage, delay or prevent a change in control of our company and could deprive our shareholders of an opportunity to receive a premium for their securities.
As of March 31, 2021, Kingsoft Corporation, one of our principal shareholders, and Mr. Sheng Fu, directly or through their holding vehicles, together beneficially own an aggregate of 55.1% of our total outstanding Class A and Class B shares, and 73.4% of the total voting power. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of any contemplated sale of our company and may reduce the price of our ADSs. Furthermore, in the event that the voting proxy agreement between Kingsoft Corporation and Mr. Sheng Fu is terminated, we may become a consolidated subsidiary of Kingsoft Corporation, which is a Cayman Islands company publicly listed on the Hong Kong Stock Exchange. As a result, we may be subject to rules and regulations promulgated by the Hong Kong Stock Exchange, and Kingsoft Corporation will be able to exert greater influence over us, which may lead to potential conflicts of interest between Kingsoft Corporation and us involving arrangement of our board composition, disposal of equity interest in our company and allocation of business opportunities, among other matters.
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

There is uncertainty relating to the evolving licensing practices and the requirement for real-name registrations. For example, we were previously required under the PRC law to request users to provide their real names and personal information only in regard to the bulletin board system services that we provide in support of our applications and online game operations. However, pursuant to the Administrative Measure on Usernames of Internet Users’ Accounts, which became effective in March 2015, we are required to request users to provide their real names and personal information for user registration regardless of the kind of internet information services that we provide. We cannot assure you that PRC regulators would not require us to implement compulsory real-name registration in the future. Furthermore, we may fail to obtain or renew permits or licenses that are or may be deemed necessary for our operations. See “—Risks Relating to Our Business and Industry—If we fail to obtain and maintain the requisite licenses and approvals or otherwise comply with the laws and regulations under the complex regulatory environment applicable to our businesses in China, or if we are required to take actions that are time-consuming or costly, our business, financial condition and results of operations may be materially and adversely affected” and “Item 4. Information on the Company— B. Business Overview—Regulations.”
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
On July 13, 2006, the MIIT issued the Circular of the Ministry of Information Industry on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services. This circular requires foreign investors can only operate a telecommunications business in China through establishing a telecommunications enterprise with a valid telecommunications business operation license, and prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunication business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunication business in China. According to this circular, either the holder of a value-added telecommunications business operation license or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunications services. The circular also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. However, due to the lack of any additional interpretation from the regulatory authorities, it remains unclear what impact such circular will have on us or the other PRC internet companies with similar corporate and contractual structures.
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
Content posted or displayed on our mobile and PC platforms and applications such as
duba.com
, including advertisements, may be found objectionable by PRC regulatory authorities and may subject us to penalties and other severe consequences.
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
Under the EIT Law, which became effective on January 1, 2008 and as amended and being effective since December 2018, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. On April 22, 2009, the SAT issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a
PRC-controlled
enterprise that is incorporated offshore is located in China. Further to SAT Circular 82, on July 27, 2011, the SAT issued the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, to provide more guidance on the implementation of SAT Circular 82; the bulletin became effective on September 1, 2011. The SAT Bulletin 45 clarified certain issues in the areas of resident status determination, post-determination administration and competent tax authorities’ procedures.
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
After the implementation of the FI Information Report Measures on January 1, 2020, where a foreign investor acquires a domestic non-foreign-invested
enterprise by equity, it shall submit an initial report through the enterprise registration system when handling the change registration for the acquired enterprise instead of obtaining the approval of the MOFCOM or its delegates at provincial level. However, regarding the affiliated M&A, according to the Negative List (2020 Version), a M&A of affiliated domestic companies by domestic companies, enterprises or natural persons via the companies legally established or controlled overseas, it shall still be subject to the approval by the MOFCOM under the M&A Rules.

Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress on August 30, 2007 and effective as of August 1, 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeded RMB10 billion and at least two of these operators each had a turnover of more than RMB400 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion, and at least two of these operators each had a turnover of more than RMB400 million within China) must be cleared by the MOFCOM before they can be completed. From 2018, the government authority in charge of anti-monopoly enforcement was transferred from the MOFCOM to the State Administration for Market Regulation, or the SAMR. On March 21,2018, the SAMR was established according to the Explanation on the Institutional Reform Plan of the State Council, and the MOFCOM’s duty of anti-monopoly law enforcement on business concentration were undertaken by the SAMR since then.
In addition, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, on August 25, 2011, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Regulations, which became effective on September 1, 2011, to implement the Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the MOFCOM Security Review Regulations, the MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If the MOFCOM decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under the Circular 6 led by the NDRC and the MOFCOM under the leadership of the State Council, to carry out security review. Prior the promulgation of the Foreign Investment Law or the FIL, only principal provisions are scattered and mentioned in few articles of regulations. In this context, FIL officially established safety review system for foreign investment at the level of law for the first time. Article 35 of the FIL stipulates that the State establishes a foreign investment security review system to conduct security review on foreign investments which have or may have an impact on national security. The safety review decision made in accordance with the law is final.
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
On December 19, 2020, the NDRC and the MOFCOM promulgated Measures for Security Review of Foreign Investment, or the Security Review Measures, being effective from January 18, 2021. According to the Security Review Measures, the state shall establish a working mechanism for the security review of foreign investment (the “Security Review Mechanism”) in charge of organization, coordination, and guidance of foreign investment security review. A working mechanism office shall be established under the NDRC and led by the NDRC and the MOFCOM to undertake routine work on the security review of foreign investment. According to the Security Review Measures, in terms of foreign investments falling in the scope such as important cultural products and services, important information technologies and Internet products and services, important financial services, key technologies and other important fields that concern state security while obtaining the actual control over the enterprises invested in, a foreign investor or a party concerned in the PRC shall take the initiative to make a declaration to the working mechanism office prior to making the investment.

We have grown and may continue to grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, the MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.
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
self-use
(except for real estate enterprises). On April 10, 2020, the SAFE issued the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business, being effective from the same date. The Circular optimized foreign exchange business management, such as promoting the facilitation reform of capital account income payment throughout the country. For detailed information, please see “Item 4. Regulations—Regulations of Foreign Currency Exchange and Dividend Distribution”.
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
Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.
The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the
“over-the-counter”
trading market in the U.S.
Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a
“non-inspection”
year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.
The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.
The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded
“over-the-counter”
earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.
The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.
In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

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
Risks Relating to the ADSs
The trading price of our ADSs has been volatile and may continue to be volatile regardless of our operating performance.
The trading price of our ADSs has been and may continue to be subject to wide and sudden fluctuations due to factors including the following:

•	variations in our revenues, earnings and cash flow;

•	announcements of new investments, acquisitions, strategic partnerships, or joint ventures by us or our competitors;

•	announcements of disposal of business or assets;

•	announcements of new services and expansions by us or our competitors;

•	announcement of termination of partnership by important customers/vendors;

•	changes in financial estimates by securities analysts;

•	fluctuations in our user or other operating metrics;

•	fluctuations in the stock price of Kingsoft Corporation, one of our principal shareholders, or news about Kingsoft Corporation that has an impact on us;

•	failure on our part to realize monetization opportunities as expected;

•	changes in revenues generated from our top customers;

•	additions or departures of key personnel;

•	detrimental negative publicity about us, our management, our competitors or our industry;

•	short seller reports that make allegations against us or our affiliates, even if unfounded;

•	regulatory developments affecting us or our industry; and

•	potential litigation or regulatory investigations.
The Staff of the Division of Enforcement of the SEC is conducting an investigation relating to our disclosures for fiscal year 2015 regarding our relationship with one of our advertising business partners. The SEC investigation also relates to Rule 10b5-1 trading plans entered into by certain of our current and former officers and directors and sales of our ADS under those plans in 2015 and 2016. We and our current and former officers and directors have been fully cooperating with the SEC.The exact duration and outcome of the SEC matter cannot be predicted at this time. A settlement or litigation with the SEC could include allegations by the SEC of violations of the U.S. securities laws against us and/or our current and former officers and directors involved, seeking various remedies, including penalties, fines, injunctive relief, a cease and desist order, officer and director bars, and other limitations or sanctions under the U.S. securities laws. Nevertheless, we believe that any such action will relate only to conduct that occurred nearly five years ago. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”
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
We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, as amended from time to time, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.
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
Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Save for certain limited exceptions, upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares. All of the ordinary shares held by our shareholders prior to the completion of the initial public offering were re-designated
as Class B ordinary shares upon completion of the offering. Kingsoft Corporation, one of our principal shareholders, and Mr. Sheng Fu, directly or through their holding vehicles, beneficially own an aggregate of 55.1% of our total outstanding shares, representing 73.4% of our total voting power as of March 31, 2021, which give them considerable influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.
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

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. We and certain of our current and former officers were named as defendants in a putative securities class action filed on November 30, 2018 in the U.S. District Court for the Southern District of New York: Marcu v. Cheetah Mobile Inc., et al., Case No.
1:18-cv-11184.
The action was purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in our ADRs between April 21, 2015 and November 27, 2018. The action alleges that we made false or misleading statements regarding our business and operations in violation of the Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule
10b-5
promulgated thereunder. On July 16, 2020, the Court dismissed the case in its entirety and declined to grant plaintiffs leave to amend. The case is closed.
We and certain of our current and former officers have also been named as defendants in two putative securities class actions captioned
Azure Funds LLC v. Cheetah Mobile, Inc. et al.
, (Case No.
2:20-cv-05696)
and
Ning Wang v. Cheetah Mobile, Inc. et al.
, (Case No.
2:20-cv-06896)
filed on June 25, 2020 and July 31, 2020 respectively in the U.S. District Court for the Central District of California. On August 24, 2020, the Court consolidated the two cases under the caption
In Re: Cheetah Mobile, Inc. Securities Litigation
(Case No.
2:20-cv-05696).
On January 12, 2021, the court entered an order appointing lead plaintiffs in this action. On March 15, 2021, an amended complaint was filed. According to the amended complaint, the action is purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in our ADRs between April 26, 2017 and March 24, 2020. The action alleges that we made false or misleading statements regarding our business and operations in violation of the Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule
10b-5
promulgated thereunder. The action remains in its preliminary stages. Such lawsuit could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the lawsuit. Any such lawsuit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.
We believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2020, which could subject United States investors in the ADSs or Class A ordinary shares to significant adverse United States income tax consequences.
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
Based on the market price of our ADSs and the composition of our assets (in particular the substantial amount of cash and investments), we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2020, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

If we are a PFIC in any taxable year, a U.S. holder (as defined in “Item 10. Additional Information— E. Taxation—United States Federal Income Taxation”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or Class A ordinary shares and on the receipt of distributions on the ADSs or Class A ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules and such holders may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. holder holds the ADSs or our Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds the ADSs or our Class A ordinary shares. For more information see “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Considerations.”
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

Since September 2016, we have incorporated Live.me Inc. (“Live.me”), a Cayman Islands company, and several subsidiaries including Hong Kong Live.Me Corporation Limited, to operate our live streaming business. In December 2016, Live.me Inc. entered into an agreement to issue certain number of shares to one of its management members. In April 2017, Live.me Inc. raised an aggregate of US$60 million from a group of investors as well as our company. In November 2017, Live.me Inc. raised US$50 million from Bytedance Ltd. as its Series B financing. Following the foregoing transactions, we held approximately 52.1% equity interest in Live.me Inc., and have retained control over the LiveMe business. On September 30, 2019, Live.me amended its share incentive plan to (i) increase the number of shares to be issued under the current plan and (ii) issue shares under the plan into a trust for the benefit of current and future recipients of Live.me share incentive awards. Subsequent to the deconsolidation, we own 49.6% voting rights of Live.me. The remaining interests is accounted for equity investment using the fair value option in accordance with
ASC825-10.
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
In January 2019, we established CheePop Holding Inc., a Cayman Islands company, together with its subsidiaries to focus on certain games developed and operated by one of our game teams.
During 2019, we completed a business combination, which enhanced our expertise in hardware services. The total purchase consideration was RMB25.0 million (US$3.6 million). We have grown organically and through acquisitions, partnerships and investments in recent years.
In May 2020, we sold all the remaining equity ownership in Bytedance Ltd. This transaction resulted in a disposal gain of investment of approximately RMB465.9 million (US$71.4 million) and a cash inflow of approximately RMB949.8 million (US$145.6) million.
In 2018, 2019 and 2020, we have paid for investments and acquisitions in an aggregate amount of RMB529.5 million, RMB523.1 million and RMB186.2million (US$28.5million), respectively.
During 2020, we disposed certain internet business which resulted in a disposal gain of approximately RMB394.2 million (US$60.4 million). Subsequent to the deconsolidation, we own 0% to 47.1% voting rights of those disposed business. Remaining interests is accounted for equity investment using the equity method or measurement alternative.
In September 2018, our board of directors had approved a share repurchase program of up to US$100 million of our outstanding ADSs for a period not to exceed 12 months. We funded repurchases made under this program from its available cash balance. In 2019, we had repurchased approximately 4.5 million ADSs for approximately US$32 million under this program. We cancelled all the repurchased Cheetah ADSs. In 2019, our board of directors approved a special cash dividend of US$0.50 per American Depositary Share (“ADS”), or US$0.05 per ordinary share in August 2019. In May 2020, our board of directors approved a special cash dividend of US$1.44 per American Depositary Share (“ADS”), or US$0.14 per ordinary share paid out in July 2020. The aggregate amount of cash dividends were approximately US$272 million, which was funded by cash on our balance sheet.

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
Voting Proxy Agreement between Kingsoft Corporation and Mr. Fu
On February 12, 2017, Kingsoft Corporation entered into a voting proxy agreement with Mr. Sheng Fu, our chief executive officer and director, pursuant to which Kingsoft Corporation agreed to delegate voting rights pertaining to up to 399,445,025 Class B ordinary shares of our company that it owns to Mr. Fu. Upon Kingsoft Corporation’s shareholder approval and signing of a definitive agreement between Mr. Fu and our company in relation to our acquisition of equity interest in Beijing OrionStar, Kingsoft Corporation have delegated approximately 38%, which increased to 39.9% as of March 31, 2021, voting power of our company held by Kingsoft Corporation to Mr. Sheng Fu, effective October 1, 2017. The voting proxy agreement also provides for additional rights and obligations of Kingsoft Corporation and Mr. Fu, including, among other things, (a) prohibitions on Mr. Fu from participation or investment in any businesses competing with the principal businesses of our company and Kingsoft Corporation, (b) Mr. Fu’s obligation to use best efforts to retain our core management team, (c) Kingsoft Corporation’s right to revoke the voting proxy in the event that Mr. Fu breaches the aforementioned undertakings, and (d) agreement to increase the size and change the composition of our then nine-member board of directors, such that there would be at that time 11 directors, including three directors from our management, one director designated by Kingsoft Corporation, one director designated by Tencent Holdings Limited, and six independent directors.
The voting proxy agreement may be terminated upon (i) revocation by Kingsoft Corporation based on a breach of certain undertakings by Mr. Fu, among other things, undertakings (a) and (b) in the above paragraph, (ii) mutual agreement by both parties, or (iii) disposal by Kingsoft Corporation of all of its equity interest in our company.

B.	Business Overview
We are a leading internet company. We have attracted hundreds of millions of users through an array of internet products such as Clean Master released in 2012, Security Master released in 2014, and several casual mobile games.
Our large user base presents monetization opportunities for us and our customers. We generate revenues from our internet products primarily by providing advertising services to advertisers worldwide, and also by selling advertisements and referring user traffic on our mobile and PC platforms. To deliver superior user experience, we have introduced some premium membership services since 2019.
We currently focus on deploying AI robots in some shopping malls in China’s tier one and tier two cities. Through voice interaction and AI technologies, these robots are designed to help consumers to find shops, restaurants, cinemas and other places they look for. In this way, these robots are able to integrate celebrity and entertainment marketing campaigns to amplify partner promotions and build brand recognition. As this business is still at the early stage, we do not expect significant revenue inflows from it.

Our Core Offerings for Users and Customers
Internet Products
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
Since 2019, we began to provide premium services in Clean Master allowing subscribers to enjoy an ad-free
and more superior experience.
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
Duba Anti-virus
Duba Anti-virus is an internet security application which incorporates anti-virus, anti-malware, anti-phishing, malicious website blocking and secure online shopping in a single lightweight installation package and leverages the power of our cloud-based data analytics engines to protect our users against known and unknown security threats and malicious applications.
Anti-virus and anti-malware
. Duba Anti-virus can perform periodic or
on-demand
scan of program files and processes present on our users’ devices and test them against our cloud-based whitelisted and blacklisted security threats library. Program files that match the blacklist will be removed or quarantined automatically by Duba Anti-virus.
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
K+ defense
. Duba Anti-virus includes a K+ defense system that integrates with our analytic engines and protects against a broad range of security threats to users’ computers.

System protection
. The K+ defense system protects against malicious alteration of system configurations, prevents remote intrusion by hackers, blocks malicious websites, automatically scans downloaded files for malwares and protects web browsers from unauthorized alternation.
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
Vulnerability fixing
. Duba Anti-virus provides a
one-click
solution to scan and fix vulnerabilities in computer configurations that could create an elevated risk level of system intrusions.
Membership Services
. To deliver a superior user experience, since 2019 we began to introduce membership services in Duba Anti-virus and more superior experience.
Mobile Games
Leveraging our massive user base, we developed several casual mobile games, such as
Piano Tiles 2
,
Rolling Sky
and
Dancing Line
. These games enable users to enjoy a dual audio-visual experience. In 2020, we disposed major gaming-related business. As a result, we expect the revenue contribution from our mobile game business to decrease in the foreseeable future.
AI-related Business
Cheetah GreetBot
Cheetah GreetBot is a reception robot developed by Beijing OrionStar. We have deployed Cheetah GreetBots in some shopping malls in China’s tier one and tier two cities. Through voice interaction and AI technologies, these Greetbots are able to integrate celebrity and entertainment marketing campaigns to amplify partner promotions and build brand recognition.
Products and Services for Our Customers
Mobile advertising publisher
Our portfolio of internet products attracted a massive user base, which enabled us to become one of the leading mobile advertising publishers. We aggregated ads from Baidu, Tencent and other mobile advertising networks on our mobile advertising operations. Our ad serving technology helps determine the best available ad to show based on comparison of bids from different ad networks.
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
Premium Membership Services
Our premium membership services help subscribers to manage their equipment, protect their privacy as well as enable them to enjoy our products ad-free and more superior experience. Currently, these services are available on both our PC and mobile internet products.
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
In 2020, we optimized our operation for our AI business by focusing deploying our
AI-robots
in shopping malls. Leveraging voice interaction and AI technologies, the shopping mall robots can integrate celebrity and entertainment marketing campaigns to amplify partner promotions and build brand recognition.
Our Customers
Our customers primarily comprise of customers who place advertisements on our application offerings and individual customers who subscribe premium services or purchase virtual items used in our applications. For our advertising services, our customers comprise direct advertisers including mobile application developers, mobile game developers and
e-commerce
companies, search engines and our partnering mobile advertising networks through which advertisers place advertisements on our applications, such as Baidu, and Bytedance. In 2018, 2019 and 2020, our five largest customers in aggregate contributed approximately 41.3%, 35.0% and 28.0% of our revenues, respectively.
In December, 2018, Facebook suspended the advertising collaborations with us. The suspension does not impact our role as a Facebook advertising reseller. The reason cited by Facebook was that our company’s certain apps were not in compliance with Facebook’s policies. The suspension was pending a full review of our recent activities by Facebook. Since then, we had been actively communicating with and working with Facebook following receiving the notification of the suspension of collaboration and in Facebook’s full review of our recent activities in an effort to resume the normal business relationship with Facebook. These actions including having direct email communication with Facebook’s contact persons, providing written materials to demonstrate that we were indeed in compliance with Facebook’s policies, having face to face meeting with Facebook personnel to explain our business activities, and engaging a third party data auditing firm agreed by Facebook to conduct an internal review of our handling of Facebook user data in response to Facebook’s request. The review concluded that our handling of Facebook user data is compliant with the relevant data protection requirements in relevant Facebook policies. Unfortunately, Facebook has not resumed the collaboration with us.

In February 2020, our Google Play Store, Google AdMob and Google AdManager accounts were disabled by Google. According to Google, the decision was made because some of our apps had not been compliant with Google policies, resulting in certain invalid traffic. Since February 20, 2020, we have been in continuous communication with Google to appeal the decision, clarify any misunderstanding, and adopt any requisite remedial measures to restore the disabled accounts. However, we were notified that Google was unable to reinstate our accounts after reviewing our appeal and additional information we provided.
See “Item 3. Key Information— D. Risk Factors—Risks Relating to Our Business and Industry—Because a limited number of customers contribute to a significant portion of our revenues, our revenues and results of operations could be materially and adversely affected if we were to lose a significant customer or a significant portion of its business.”
Marketing
We remain focused on driving organic growth for our products and services by improving user experience. We use social networks, online campaigns and offline events to promote our brand, products and services. We promote our brand, products and services across major social platforms such as Youku, WeChat and DouYin. Over the past years, our creative team has produced a number of product and branding videos for video sharing sites such as DouYin, Youku and YouTube.
We currently acquire users through continued online promotion. We also grow our traffic organically through cross-promotion.
We have implemented a number of marketing initiatives designed to promote our brand among potential users. For example, in December 2020, our robotic products were displayed at Go! streamers, a competition show co-sponsored
by Youku and Taobao.
Competition
We face intense competition in all lines of our business. For our internet business, we generally compete with other mobile application developers that offer products performing similar functions as our applications, such as Clean Master and Security Master. In the internet space, we mainly compete with 360 in China’s internet security and anti-virus market. For our AI and other business, we compete with other companies offering similar AI product in China. In addition, we compete with all major internet companies for user attention and advertising spend.
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
Patents
. As of March 31, 2021, we had 1,872 patents in China and 112 patents outside China relating to our software and other proprietary technology. Of such total 1984 patents, 1,749 patents were either independently or jointly held by Zhuhai Juntian, Beijing Security, Conew Network and our other wholly-owned or controlled subsidiaries. 174 patents were either independently or jointly held by Beijing Mobile, Beijing Network, and our other VIEs, and 61 patents were jointly owned by our wholly-owned subsidiaries and VIEs. The 1,984 patents will expire between December 2023 and June 2038. In addition to the aforementioned patents, as of March 31, 2021, we had a total of 798 patent applications in China and 38 patents applications outside China. Among such patent applications, in relation to the proprietary technologies that are essential to the operations of our platform and important to our business, our wholly-owned or controlled subsidiaries, had independently filed 821 patent applications, and our VIEs, had independently or jointly filed 15 patent applications. Once approved, depending on the type of patents, the patents that are in the process of application by our VIEs will normally expire 10 or 20 years after the date of application.

Copyrights
. As of March 31, 2021, we had registered 511 copyrights, including 474 software copyrights and 37 artwork copyrights. In relation to our core proprietary technologies, Beijing Mobile and Beijing Network, and our other VIEs, independently or jointly owned 102 software copyrights, and jointly owned an additional 46 software copyrights together with Cheetah Technology, Zhuhai Juntian, Beijing Security, Conew Network and our other wholly-owned or controlled subsidiaries. Among the 511 copyrights, 359 copyrights were either independently or jointly registered under the name of Cheetah Technology, Zhuhai Juntian, Beijing Security, Conew Network and our other wholly-owned or controlled subsidiaries. All the software copyrights owned by our VIEs (excluding Beijing Conew) have been published between December 2009 and December 2020. Software copyrights are protected until the end of the 50th calendar year starting from the date of first publication.
Trademarks
. As of March 31, 2021, we had registered 1,976 trademarks in China. In addition, we currently had filed 142 trademark applications in China. We had 1,557 registered trademarks outside China, and we had filed 217 trademark applications outside China.
Domain names
. As of March 31, 2021, we had registered 397 domain names, including
www.cmcm.com
,
www.duba.com
,
www.ijinshan.com
and
liebao.cn
.
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

On October 15, 2020, the MIIT issued the Circular of the Ministry of Industry and Information Technology on Strengthening the Regulation of Foreign-invested Telecommunications Enterprises during and after the Investment, or the MIIT Circular 2020. MIIT Circular 2020 clarifies that (a) MIIT shall cease to issue the Decision on Approving a Foreign Investment in Telecommunications Business (the “Decision”) from the date of promulgation of the Decision of the State Council on the Cancelation or Delegation of a Number of Administrative Licensing Items (Guo Fa [2020] No.13) (the “Date”), and the examination of corresponding foreign investments will be included in the licensing process for telecommunications business; (b) restrictions on shareholding percentage and other admission policies and requirements for foreign investors shall still be subject to the Negative List and other relevant provisions;    (c) after obtaining a telecommunications business license, a foreign-invested telecommunications enterprise shall strictly abide by the Administrative Measures on Telecommunications Business Permits (2017) and other requirements, perform its obligation of submitting an annual report on its telecommunications operations in a timely manner, submit relevant telecommunications market monitoring information in compliance with regulations ,and accept and cooperate with the regulation under the “double-random inspection and one disclosure” mechanism, any targeted regulation, the regulation on credit standing or other regulator activities carried out by telecommunications authorities under the law.
To comply with such foreign ownership restrictions, we operate our businesses in China through Beijing Mobile, Beijing Network, Beijing Conew and other companies, our VIEs or their subsidiaries. Our VIEs are directly or indirectly owned by PRC citizens. Each of these entities is controlled by our company through a series of contractual arrangements. See “Item 4. Information on the Company— C. Organizational Structure—Contractual Arrangements with Our VIEs.” Based on our PRC legal counsel, Global Law Office’s understanding of the current PRC laws, rules and regulations, our corporate structure complies with all applicable PRC laws, and does not violate, breach, contravene or circumvent or otherwise conflict with any applicable PRC laws. However, we were further advised by our PRC legal counsel that there are substantial uncertainties with respect to the interpretation and application of existing or future PRC laws and regulations and thus there is no assurance that Chinese governmental authorities would take a view consistent with the opinions of our PRC legal counsel.
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
We currently, through Beijing Mobile, Beijing Network and other companies, our VIEs or their subsidiaries, hold valid ICP Licenses, covering the provision of internet information services, issued by the Beijing, Guangdong or Hainan branch of the MIIT. Besides, the ICP Measures and other relevant measures also ban the internet activities that constitute publication of any content that propagates obscenity, pornography, gambling and violence, incite the commission of crimes or infringe upon the lawful rights and interests of third parties, among others. If an internet information service provider detects information transmitted on their system that falls within the specifically prohibited scope, such provider must terminate such transmission, delete such information immediately, keep records and report to the governmental authorities in charge. Any provider’s violation of these prescriptions will lead to the revocation of its ICP License and, in serious cases, the shutting down of its internet systems. On January 8, 2021, CAC promulgated Circular on Seeking Public Comments on the Administrative Measures on Internet Information Services (Revised Draft for Comment), further stipulate that those engaged in Internet news and information services should apply to the CAC, and the Internet news and information service practitioners should obtain the corresponding qualifications and accept the corresponding training and assessment according to law. This Circular is still in the stage of soliciting public opinions.

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
We, through Beijing Network and other companies, our VIEs or their subsidiaries have obtained the Internet Culture Operation Licenses from the Beijing, Guangdong or Hainan branch of the MOC (later the MCT) or MCT(formerly the MOC), which collectively cover the business scope of operating gaming products through the internet (including the issuance of virtual currency). However, among the above Internet Culture Operation Licenses, those covering the business scope of operating gaming products through the internet (including the issuance of virtual currency) are not required for operators of online games, due to the abolishment of the Provisional Administration Measures of Online Games, pursuant to a decision by Ministry of Culture and Tourism (“MCT”) on 10 July, 2019. For detailed information. See “Item 4. Regulations—Regulations on Online Games and Foreign Ownership Restrictions” for further details.
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

On October 25, 2019, the Notice on Preventing Minors from Indulging in Online Games, or the Notice, was issued by National Press and Publication Administration and came into effect on the same day. The Notice requests online game companies to implement the real-name registration system. All online game users must use valid identity information to register their game accounts. Online game companies must require existing users to complete the real-name registration within 2 months from the date of implementation of this notice and stop providing game service to users who cannot complete real-name registration within the prescribed period. The time and duration used by minors shall be strictly controlled. Online game companies are banned from providing game services to minors in any form between 10 p.m. and 8 a.m. The length of time that online game companies provide game services to minors shall not exceed 3 hours per day for statutory holidays and 1.5 hours for other days. Paid services provided to minors shall be regulated. Online game companies shall not provide paid game services for users under the age of 8 years old. As for the paid game services provided by the same online game company, for users who are over 8 years old and under 16 years old, the single recharge amount shall not exceed RMB 50, the monthly recharge amount shall not exceed RMB 200; for users over 16 years old and under 18 years old, the amount of one single recharge shall not exceed RMB 100, and the monthly recharge amount shall not exceed RMB 400.
On January 22, 2021, the CAC issued the Administrative Provisions on Official Account Information Services for Internet Users, or the Provisions, which came into effect on February 22, 2021. The Provisions requests that official account information service platforms shall take composite verification and other measures to authenticate the real identity information of Internet users who apply for the registration of official accounts based on their mobile phone numbers, resident ID numbers, unified social credit codes or in other ways, to improve authentication. Official Account Information Services for Internet Users shall not provide relevant services for users who do not submit their real identity information or falsely register with the real identity information of other organizations or people.
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
Notice on Issuing the “Catalogue of Classification of Internet Audio/Video Program Services (Provisional)”, or the Classification Catalogue, promulgated by the SARFT on March 17, 2010, effective since then and updated in March 2017 (SARFT Announcement [2017] No. 1); and
Notice on Strengthening the Administration of Internet Audio/Video Content, or the Internet Audio/ Video Content Notice, promulgated by SARFT on March 31, 2009 and effective since then.
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
Measures for the Administration of the Recall of Defective Consumer Goods, which was promulgated by the General Administration of Quality Supervision, Inspection and Quarantine (having been restructured and named to the SAMR), on October 21, 2015 and became effective on January 1, 2016;

Interim Provisions on the Administration of Recall of Consumer Goods, which was promulgated by the SAMR on November 21, 2019 and became effective on January 1, 2020 Measures for the Administration of the Restricted Use of the Hazardous Substances Contained in Electrical and Electronic Products, which was promulgated by the National Development and Reform Commission, the Ministry of Science and Technology, the Ministry of Finance, the Ministry of Environmental Protection, the Ministry of Commerce, the General Administration of Customs and the General Administration of Quality Supervision, Inspection and Quarantine on January 6, 2016 and became effective on July 1, 2016;
Civil Code of the PRC, which was promulgated by the National People’s Congress on May 28, 2020 and became effective on January 1, 2021.
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
Intellectual Property Rights
Software Registration
. The State Council and the NCA have promulgated various rules and regulations and rules relating to protection of software in China, including the Regulations on Protection of Computer Software promulgated by State Council on January 30, 2013 and effective since March 1, 2013, and the Measures for Registration of Copyright of Computer Software promulgated by NCA on February 20, 2002, amended on June 18, 2004 and effective since the same date. According to these rules and regulations, software owners, licensees and transferees may register their rights in software with the China Copyright Protection Center or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may be entitled to better protections.
Patent
. The National People’s Congress adopted the Patent Law of the People’s Republic of China in 1984 and amended it in 1992, 2000, 2008 and 2020 (to be effective from June 1, 2021), respectively. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds, nuclear transformation or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention and a ten-year
term for a utility model and fifteen-year for a or design, starting from the application date. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder.
Copyright
. The Copyright Law of the People’s Republic of China, promulgated in 1990 and amended in 2001 and ,2010 and 2020 (to be effective from June 1,2021), or the Copyright Law, and its related implementing regulations, promulgated in 1991 and amended in 2013 are the principal laws and regulations governing the copyright related matters. The amended Copyright Law covers internet activities, products disseminated over the internet and software products (including the original copy and reproduced copy), among the subjects entitled to copyright protections. Registration of copyright is voluntary, and is administrated by the China Copyright Protection Center.

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
Domain Name
. In September 2002, the CNNIC issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names, which were amended on May 29, 2012. On June 18, 2019, the CNNIC issued the Notice of the Issuance and Implementation of the “the Implementing Rules for
Top-level
Domain Name Registration” Series of Regulations, or the Notice, which became effective from the same date. The Implementing Rules for
Top-level
Domain Name Registration, mentioned in the Notice, superseded the Implementing Rules for Domain Name Registration. According to the Notice, the applicant shall sign a domain name registration agreement with the registrar and submit the materials in written or electronic form on their application. The maximum period of validity of domain name registration shall not exceed ten years, and the longest period from the renewal date to the expiration date after the renewal shall not exceed ten years. On November 5, 2004, the MIIT promulgated the Measures for Administration of Domain Names for the Chinese Internet, which were subsequently superseded by Administrative Measures for Internet Domain Names, effective on November 1, 2017, or the Domain Name Measures. The Domain Name Measures shall apply to Internet domain name services and related operation, maintenance, supervision and management, and other related activities that are carried out within the territory of the People’s Republic of China. According to the Domain Name Measures, the registration of domain names in PRC is on a “first-apply-first registration” basis. A domain name applicant will become the domain name holder upon the completion of the application procedure. In February 2006, the CNNIC issued the Measures on Domain Name Dispute Resolution, which were subsequently amended in June 2012, in November and in September 2014 and in June 2019 and relevant implementing rules, pursuant to which the CNNIC can authorize a domain name dispute resolution institution to decide disputes.

Trademark
. The PRC Trademark Law, adopted in 1982 and amended in 1993, 2001, 2013 and 2019, with its implementation rules adopted in 2002 and amended in 2014, protects registered trademarks. The Trademark Office of the SAIC handles trademark registrations and grants a protection term of ten years to registered trademarks. Trademark license agreements must be filed with the Trademark Office for record.
Internet Infringement
On May 26, 2020, the National People’s Congress promulgated the Civil Code of the People’s Republic of China, or the Civil Code, which became effective on January 1, 2021. Under the Civil Code, an internet user or an internet service provider that infringes upon the civil rights or interests of others through using the internet assumes tort liability. If an internet user infringes upon the civil rights or interests of another through using the internet, the person being infringed upon has the right to notify and request the internet service provider whose internet services are facilitating the infringement to take necessary measures including the deletion, blocking or disconnection of an internet link. After receiving the notice, the network service provider shall promptly forward the notice to the relevant network user and take necessary measures in light of the preliminary evidence of infringement and the type of service; if the network service provider fails to take necessary action after being notified, it shall assume joint and several liability with the network user with regard to the aggravated part of the damage. If the network user or network service provider is damaged due to wrong notice, the right holder shall assume tort liability. Where it is otherwise prescribed in law, such provisions shall prevail. If, after being notified, the internet service provider fails to take necessary measures in a timely manner to end the infringement, it will be jointly and severally liable for any additional harm caused by its failure to act. According to the Civil CodeTort Law, civil rights and interests include the personal rights and rights of property, such as the right to life, right to health, right to name, right to reputation, right to honor, right of portraiture, right of privacy, right of marital autonomy, right of guardianship, right to ownership, right to usufruct, right to security interests, copyright, patent right, exclusive right to use trademarks, right to discovery, right to equity interests and right of heritage, among others.
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
non-compliant
usernames or icons.
Measures for Security Review of Network Products and Services (Trial Implementation), or the Trail Security Review Measures, was promulgated by CAC on May 2, 2017, and effective on June 1, 2017, pursuant to which important network products and services purchased for the network and information system concerning national security shall go through network security review by the Cyber Security Review Committee. The Trial Security Review Measures were repealed by the Measures for Cybersecurity Review, or the Measures, which was issued by the CAC, the MIIT, the NDRC and other government sector on April 13,2020, and came into effect on June 1, 2020. The Measure requests that when purchasing network products or services, an operator shall foresee what potential state security risks may arise after the launching and use of such products or services. If state security is affected or may be affected, the operator shall notify the cybersecurity review office of the purchase to conduct cybersecurity reviews. For procurement activities for which a cybersecurity review is declared, the relevant operator shall request the provider of products or services to cooperate with the cybersecurity review through procurement documents, agreements and so on, including the undertaking not to take advantage of the provision of products or services to illegally obtain user data or illegally control or operate users’ equipment and not to interrupt product supply or necessary technical support services without justifiable reasons.

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
On December 17,2020, the MITT issued the Guidelines for the Construction of Data Security Standard System in the Telecommunications and Internet Industries, or the Data Security Standard System Guidelines. The Data Security Standard System Guidelines specifies the standard system of telecom and internet data security, and further stipulated the basic commonality, key technology, safety management and key areas and other standards.
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
On July 3, 2020, the Standing Committee of the National People’s Congress issued the Data Security Law of the People’s Republic of China (Draft), or the Draft Data Security Law. The Draft Data Security Law requests that any organization or individual shall collect data in a lawful and legitimate way, and shall not steal or obtain data in other illegal ways. Where laws and administrative regulations stipulated the purpose and scope of data collection and use, data shall be collected and used within the purpose and scope specified by laws and administrative regulations, and shall not exceed the necessary limits.
On March 6, 2020, the National Information Security Standardization Technical Committee issued the Information Security Technology-Personal Information Security Specifications (GB/T 35273-2020), or the Security Specifications, which repealed the Information Security Technology Personal Information Security Specifications (GB/T 35273-2017). The Security Specifications requests that any organizations that meet one of the following conditions should arrange a full-time person in charge of personal information protection and a personal information protection work organization to be responsible for personal information security: (a) the main business involves personal information processing, and the number of employees is more than 200; (b) process the personal information of more than 1 million people, or it is expected to process the personal information of more than 1 million people within 12 months; (c) Dealing with sensitive personal information of more than 100,000 people.
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

The Foreign Investment Catalog was later replaced by the Special Administrative Measures for Access of Foreign Investment, jointly promulgated by the MOFCOM and NDRC on June 28, 2018 and took effect on July 28, 2018, which was amended on June 3023, 2019 2020 and took effect on July 3023, 2019 2020 (the “Negative List (2019 2020 Version)”). According to the Negative List (2019 2020 Version), foreign investment in internet news information services, online publication services, online audio-visual program services, internet cultural business (except for music) are prohibited, and foreign equity share in a value-added telecommunication business shall not exceed 50% (excluding
e-commerce,
domestic multi-party communication,
store-and-forward,
and call center), and the basic telecommunication services shall be controlled by the Chinese party.
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
On December 19, 2020, the NDRC and the MOFCOM promulgated Measures for Security Review of Foreign Investment, or the Security Review Measures, being effective from January 18, 2021. According to the Security Review Measures, the state shall establish a working mechanism for the security review of foreign investment (the “Security Review Mechanism”) in charge of organization, coordination, and guidance of foreign investment security review. A working mechanism office shall be established under the NDRC and led by the NDRC and the MOFCOM to undertake routine work on the security review of foreign investment. According to the Security Review Measures, in terms of foreign investments falling in the scope such as important cultural products and services, important information technologies and Internet products and services, important financial services, key technologies and other important fields that concern state security while obtaining the actual control over the enterprises invested in, a foreign investor or a party concerned in the PRC shall take the initiative to make a declaration to the working mechanism office prior to making the investment.
Regulations of Foreign Currency Exchange, Foreign Debt and Dividend Distribution
Foreign Currency Exchange
. The core regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, as amended in August 2008, or the FEA Regulations. Under the FEA Regulations, the Renminbi is freely convertible for current account items subject to certain rules and procedures, including the distribution of dividends, and trade- and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless the prior approval of the State Administration of Foreign Exchange, or the SAFE, is obtained and prior registration with the SAFE is made.
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
self-use
(except for real estate enterprises).
On April 10, 2020, the SAFE issued the Circular of the SAFE on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business, being effective from the same date. The Circular optimized the foreign exchange administration from the following aspects: (i) promoting the facilitation reform of capital account income payment nationwide; (ii) cancelation of the registration of special refund business; (iii) Simplify the registration and management of certain capital project businesses; (iv) relaxation of domestic foreign exchange loans with export background to purchase foreign exchange and repay; (v) facilitating the use of electronic documents for foreign exchange business; (vi) Optimization the bank’s cross-border
e-commerce
foreign exchange settlement; (vii) relaxation of business review and endorsement procedures; (viii) supporting banks to innovate financial services.
On June 17, 2020, the SAFE issued the Circular on Initiating the Declaration of Assets, Liabilities and Trading for Foreign Financing among
Non-financial
Enterprises, or the Circular, being effective from the same date. According to the Circular, enterprises with an equivalent value of more than US$700 million in foreign-related receipts and payments in 2018 are regarded as the first batch of declaring enterprises, and individual adjustments can be made according to actual conditions. It further clarified that the data submission schedules are: trial submission of data from October to December 2020; formal data submission from January 2021. The SAFE planned to complete the system access work of enterprises in batches by the end of September 2020. It also required that the reporting entity shall be responsible for the timeliness, accuracy and completeness of the declared data. The SAFE and its branches shall keep the specific declared data strictly confidential. Except as otherwise provided by law, balance of payments statisticians shall not provide any organization or individual with the specific data declared by the declarant in any form.

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

Dividend Distribution
. Law on Wholly Foreign Owned Enterprises, promulgated in 1986 and amended in 2000 and 2016 respectively, and the Implementation Rules for Law on Wholly Foreign Owned Enterprises, promulgated in 1990 and amended in 2001 and 2014, are the key regulations governing distribution of dividends of foreign-invested enterprises. Under these regulations, a wholly foreign-invested enterprise in China, or a WFOE, may pay dividends only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a WFOE is required to allocate at least 10% of its accumulated profits each year, if any, to statutory reserve funds unless its reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends. The proportional ratio for withdrawal of rewards and welfare funds for employees shall be determined at the discretion of the WFOE. Profits of a WFOE shall not be distributed before the losses thereof before the previous accounting years have been made up. Any undistributed profit for the previous accounting years may be distributed together with the distributable profit for the current accounting year.
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
Circular 37
. In July 2014, the SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Round-trip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014, which repealed SAFE Circular 75 effective from July 4, 2014. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents to seek offshore investment and financing and conduct round trip investment in China. Under SAFE Circular 37, an SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents for the purpose of seeking offshore financing or making offshore investment, using legitimate domestic or offshore assets or interests, while “round trip investment” refers to the direct investment in China by PRC residents through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 requires that, before making contribution into an SPV, PRC residents are required to complete foreign exchange registration with the SAFE or its local branch. SAFE Circular 37 further provides that option or share-based incentive tool holders of a non-listed
SPV can exercise the options or share incentive tools to become a shareholder of such
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
Stock Option Rules
. The Administration Measures on Individual Foreign Exchange Control were promulgated by the PBOC on December 25, 2006, and their Implementation Rules, issued by the SAFE on January 5, 2007, became effective on February 1, 2007. Under these regulations, all foreign exchange matters involved in employee stock ownership plans and stock option plans participated in by onshore individuals, among others, require approval from the SAFE or its authorized branch. Furthermore, the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rules, were promulgated by the SAFE on February 15, 2012, that replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas Publicly-Listed Companies issued by the SAFE on March 28, 2007. Pursuant to the Stock Option Rules, PRC residents who are granted shares or stock options by companies listed on overseas stock exchanges based on the stock incentive plans are required to register with the SAFE or its local branches, and PRC residents participating in the stock incentive plans of overseas listed companies shall retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly-listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plans on behalf of these participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, purchase and sale of corresponding stocks or interests, and fund transfer. In addition, the PRC agents are required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agents or the overseas entrusted institution or other material changes. The PRC agents shall, on behalf of the PRC residents who have the right to exercise the employee share options, apply to the SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents. In addition, the PRC agents shall file each quarter the form for record-filing of information of the Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies with the SAFE or its local branches.
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

Regulation on Tax
PRC Enterprise Income Tax
The PRC enterprise income tax is calculated based on the taxable income determined under the applicable Enterprise Income Tax Law, or the EIT Law and its implementation rules. On March 16, 2007, the National People’s Congress of China enacted the EIT Law, which became effective on January 1, 2008 and was amended on 2017 and 2018. On December 6, 2007, the State Council promulgated the implementation rules to the EIT Law, which also became effective on January 1, 2008 and was amended on April 23, 2019. The EIT Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in China, including foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions, and terminates most of the tax exemptions, reductions and preferential treatment available under the previous tax laws and regulations. According to the EIT Law and relevant regulations, subject to the approval of competent tax authorities, the income tax of an enterprise that has been determined to be a high and new technology enterprise shall be reduced to a preferential rate of 15%. An enterprise holding a valid certificate of new software enterprise is entitled to an exemption of enterprise income tax for the first two years and a 50% reduction of enterprise income tax for the subsequent three years, commencing from the first profit-making year, while an enterprise qualified as key software enterprise is entitled to an exemption of enterprise income tax for the first five years and a preferential EIT rate of 10% for the subsequent years.
Moreover, under the EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and are therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. Though the implementation rules of the EIT Law define “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise,” the only detailed guidance currently available for the definition of “de facto management body” as well as the determination of offshore incorporated PRC tax resident status and its administration are set forth in the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or Circular 82, and the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises, or SAT Bulletin No. 45, both issued by the SAT, which provide guidance on the administration as well as determination of the tax residency status of a Chinese-controlled offshore-incorporated enterprise, defined as an enterprise that is incorporated under the law of a foreign country or territory and that has a PRC company or PRC corporate group as its primary controlling shareholder.
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
PRC Business Tax and Value-added Tax (VAT)
On January 1, 2012, the Chinese State Council officially launched a pilot VAT reform program, or Pilot Program, applicable to businesses in selected industries. Businesses in the Pilot Program would pay VAT instead of business tax. The Pilot Industries in Shanghai included industries involving the leasing of tangible movable property, transportation services, research and development and technical services, information technology services, cultural and creative services, logistics and ancillary services, certification and consulting services. Revenues generated by advertising services, a type of “cultural and creative services,” are subject to the VAT tax rate of 6%. According to official announcements made by competent authorities in Beijing and Guangdong province, Beijing launched the same Pilot Program on September 1, 2012, and Guangdong province launched it on November 1, 2012. On May 24, 2013, the Ministry of Finance and the State Administration of Taxation issued the Circular on Tax Policies in the Nationwide Pilot Collection of Value Added Tax in Lieu of Business Tax in the Transportation Industry and Certain Modern Services Industries, or the Pilot Collection Circular. The scope of certain modern services industries under the Pilot Collection Circular extends to the inclusion of radio and television services. In August 2013, the Pilot Program was implemented throughout China. The Pilot Program replacing business tax with VAT was expanded to cover industries including construction, real estate, finance and consumer services in May 2016, and was later extended to all industries throughout China. With respect to all of our PRC entities for the period prior to the implementation of the Pilot Program, revenues from internet business and other licensing services were subject to a 5% PRC business tax. On November 19, 2017, the Chinese State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on VAT, or the Order 691.
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

Cultural Development Fee
According to applicable PRC tax regulations or rules, advertising service providers are generally required to pay a cultural development fee at the rate of 3% on the revenues (a) which are generated from providing advertising services and (b) which are also subject to the or value-added tax after the Pilot Program. Cultural Development Fee is exempted in 2020.
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
Regulations on Unemployment promulgated by the State Council on January 22, 1999, effective since January 22, 1999.
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
After the implementation of the FI Information Report Measures on January 1, 2020, where a foreign investor acquires a domestic non-foreign-invested
enterprise by equity, it shall submit an initial report through the enterprise registration system when handling the change registration for the acquired enterprise instead of obtaining the approval of the MOFCOM or its delegates at provincial level. However, regarding the affiliated M&A, according to the Negative List (2020 Version), a M&A of affiliated domestic companies by domestic companies, enterprises or natural persons via the companies legally established or controlled overseas, it shall still be subject to the approval by the MOFCOM under the M&A Rules.
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

A.	Organizational Structure
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

(4)
Each of Cheetah Technology, Cheetah Mobile Calls Hong Kong Limited and Multicloud Limited has entered into deeds of nominee with the nominee shareholders of certain of our Hong Kong operating entities which we do not control through equity ownership. These deeds of nominee provide us with effective control over such Hong Kong entities, enable transfer of the economic benefits therein to us, and afford us the ability to have the equity interest held by the nominee shareholders transferred to us at our discretion.

Pursuant to Catalogue of Industries for Encouraging Foreign Investment (2020 Version) and Negative List (2020 Version), Beijing Security is currently engaged in the business of technology promotion, technology development, technology service and technology consultancy, sale of computers, software, auxiliary devices and AI hardware, computer animation design, investment consultancy and advertisement design, production, agency and publication, all of which are permitted foreign investment industries under Catalogue of Industries for Encouraging Foreign Investment (2020 Version) and Negative List (2020 Version).

Conew Network is currently engaged in the business of research and development of digital technology, telecommunication technology and relevant products, self-technology transfer, technology service, technology consultancy and computer technology training, sale of self-developed products, graphic design, business consultancy and investment consultancy, all of which are permitted foreign investment industries under Catalogue of Industries for Encouraging Foreign Investment (2020 Version) and Negative List (2020 Version).
Contractual Arrangements with Our VIEs
The following is a summary of the currently effective contracts among our company, our subsidiary Beijing Security, our VIE Beijing Mobile, and the shareholders of Beijing Mobile. We have entered into substantially similar contractual arrangements with our other VIEs, including but not limited to Beijing Network.
Agreements that provide us with effective control over Beijing Mobile
Business operation agreement
. Pursuant to the business operation agreement by and among Beijing Security, Beijing Mobile and its shareholders, Beijing Mobile and its shareholders agreed to accept and follow Beijing Security’s suggestions on their daily operations and financial management. The shareholders of Beijing Mobile must appoint candidates designated by Beijing Security to its board of directors and appoint candidates designated by Beijing Security as senior executives of Beijing Mobile. In addition, the shareholders of Beijing Mobile confirm, agree and jointly guarantee that Beijing Mobile shall not engage in any transaction that may materially affect its assets, business, employment, obligations, rights or operations without the prior written consent of Beijing Security. The shareholders of Beijing Mobile also agree to unconditionally pay or transfer to Beijing Security any bonus, dividends, or any other profits or interests (in whatever form) that they are entitled to as shareholders of Beijing Mobile, and waives any consideration connected therewith. The agreement has a term of ten years, unless terminated at an earlier date by Beijing Security. Neither Beijing Mobile nor its shareholders may terminate this agreement.
Shareholder voting proxy agreement
. Under the shareholder voting proxy agreement by and among our company, Beijing Mobile and its shareholders, each of Beijing Mobile’s shareholders irrevocably nominates, appoints and constitutes any person designated by our company as its attorney-in-fact
to exercise on such shareholder’s behalf any and all rights that such shareholder has in respect of its equity interests in Beijing Mobile (including but not limited to the voting rights and the right to nominate executive directors of Beijing Mobile). This proxy agreement shall remain valid during the existence of Beijing Mobile. Without the prior written consent of our company, existing shareholders of Beijing Mobile shall not amend or terminate this proxy agreement or revoke the or revoke the voting proxy to our company.
Equity pledge agreement
. Under the equity pledge agreement between Beijing Security, Beijing Mobile and its shareholders, the shareholders of Beijing Mobile have pledged all of their respective equity interests in Beijing Mobile to Beijing Security to guarantee (i) the performance of all the contractual obligations of Beijing Mobile and its shareholders under this agreement, the exclusive technology development, support and consultancy agreement, exclusive equity option agreement and other agreements concluded from time to time by and among our company, Beijing Security, Beijing Mobile and its shareholders, and (ii) the repayment of all liabilities that may be incurred under all of the aforementioned agreements. In the event of default, Beijing Security has the first priority to be compensated through the sale or auction of the equity interests pledged. The shareholders of Beijing Mobile or their successors or representatives and Beijing Mobile shall ensure that Beijing Mobile will not distribute dividends to shareholders, make property distributions, reduce capital, initiate liquidation procedures or make distributions in any other form without prior written consent of Beijing Security. This pledge will remain effective until all the guaranteed obligations have been performed or all the guaranteed liabilities have been repaid. We have completed the registration of equity pledge relating to each of our VIEs with the relevant government authorities in China.

Agreement that transfers economic benefits to us
Exclusive technology development, support and consultancy agreement
. Under the exclusive technology development, support and consultancy agreement between Beijing Security and Beijing Mobile, Beijing Security has the exclusive right to provide Beijing Mobile with services related to Beijing Mobile’s business, including but not limited to technology development, support and consulting services. Beijing Security has the sole right to determine the service fees and settlement cycle, and the service fees shall in no event be less than 30% of the pre-tax
revenue of Beijing Mobile in relation to the relevant service. Beijing Security will exclusively own any intellectual property arising from the performance of this agreement. This agreement will be effective unless terminated according to the terms of the agreement or otherwise terminated by mutual agreement of the signing parties.
Agreements that provide us with the option to purchase the equity interest in Beijing Mobile
Loan agreements
. Under the loan agreements by and among Beijing Security and the shareholders of Beijing Mobile, Beijing Security shall have made interest-free loans in an aggregate amount of RMB6.5 million to the two individual shareholders of Beijing Mobile, for the sole purpose of contributing to the registered capital of Beijing Mobile. The loans have no definite maturity date. Beijing Security may request repayment at any time, and either shareholder of Beijing Mobile may offer to repay part or all of the loan at any time. The shareholders of Beijing Mobile shall, subject to the PRC laws, repay the loans by transferring the equity interest they hold in Beijing Mobile to Beijing Security or a third party that it designates.
Exclusive option agreement
. Under the exclusive option agreement by and among our company, Beijing Mobile and its shareholders, our company was granted an irrevocable exclusive option to acquire, or designate a third party to acquire, all or part of the equity interest owned by the shareholders in Beijing Mobile or to acquire, all or part of the assets owned by the Beijing Mobile at any time at an exercise price that is equal to the minimum price permitted under the PRC laws or is equal to the entire principal and interest (including all principal and interest under the existing loan agreement) owed by the existing shareholder to the Beijing Security due to the fulfillment of the registered capital paid obligations in the Beijing Mobile. In addition, this agreement stipulates that our company can provide financial support to Beijing Mobile to the extent permissible under the applicable PRC laws and regulations, regardless of whether Beijing Mobile has incurred an operational loss. The form of financial support includes but is not limited to entrusted loans and borrowings. Our company will not request repayment of any outstanding loans or borrowings from Beijing Mobile if Beijing Mobile do not have sufficient funds or are unable to repay such loans or borrowings. Unless terminated according to the agreement itself, the agreement has a term of ten years, which will automatically extend on a decadely basis.
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
As a result of these contractual arrangements, we are considered the primary beneficiary of the VIEs as we have the power to direct activities of these entities and can receive substantially all economic interests in these entities even though we do not necessarily receive all of the VIEs’ revenues. Accordingly, we treat them as our VIEs under U.S. GAAP and have consolidated the results of operation of the VIEs and the then subsidiaries of our VIEs in our consolidated financial statements in accordance with U.S. GAAP. The VIEs and the then subsidiaries of our VIEs together contributed 10.2%, 16.3% and 42.5% of our revenues for the years ended December 31, 2018, 2019 and 2020, respectively.
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

B.	Property, Plants and Equipment
As of March 31, 2021, our principal executive offices were located on leased premises comprising approximately 20,000 square meters in Beijing, China. This facility accommodates our management headquarters, principal development, engineering, legal, finance and administrative activities. We also have offices overseas in Japan, Taiwan, and Singapore.
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
Overview
We are a leading internet company. We have attracted hundreds of millions of users through an array of utility products such as Clean Master released in 2012. Leveraging our success on utility products, we launched mobile entertainment products, including mobile games such as Piano Tiles 2 and mobile livestreaming product LiveMe. Since September 30, 2019, we were no longer a majority shareholder of LiveMe and deconsolidated LiveMe’s financial results from our financial statements.
We have deployed AI robots in some shopping malls in China’s tier one and tier two cities. Through voice interaction and AI technologies, these robots are able to integrate celebrity and entertainment marketing campaigns to amplify partner promotions and build brand recognition. As this business is still at the early stage, we do not expect significant revenue inflows from it.
In the second quarter of 2017, we reorganized our operating segments from one operating segment into three operating segments, namely utility products and relate services, mobile entertainment business, and AI and others. On February 21, 2020,our Google Play Store, Google AdMob, and Google AdManager accounts had been disabled, which adversely affected our ability to attract new users and generate revenue from Google. Given the unfavorable environment in the overseas markets, we have chosen to shift our focus from international markets to the domestic market. In 2020, we disposed our major gaming-related business. As a result, we expect the revenue contribution from our mobile game business to decrease in the foreseeable future. Post such disposals, our business primarily comprises of two segments. One is the Internet business, which includes our utility product on both the PC and mobile platforms and a remaining and diminishing portion of our mobile game business. The other is AI and others. Therefore, we started reporting our revenues and operating profits by two segments. we have retrospectively revised segment information from the previous period to conform to the requisite presentation for the current period.
We generate revenues from our internet business by providing mobile advertising services to our advertising customers worldwide, as well as selling advertisements and referring user traffic on our mobile and PC platforms. We also offer premium services and in-apps
virtual items for our internet products. As a result, we also recognize revenues after users subscribe the premium services or purchase in-apps
virtual items within our internet products.
On the corporate level, our revenues decreased from RMB4,981.7 million in 2018 to RMB3,587.7 million in 2019 due to the decreased revenues from unity related services and deconsolidation of Live.me. Our revenues decreased to RMB1,552.6 million (US$238.0 million) in 2020 due to suspension of our collaborations with Google since February 2020 and the deconsolidation of LiveMe and certain internet business. Our net income attributable to Cheetah Mobile shareholders was RMB416.7 million (US$63.9 million) in 2020, compared to a net loss attributable to Cheetah Mobile shareholders of RMB314.0 million in 2019 and a net income attributable to Cheetah Mobile shareholders of RMB1,166.9 million in 2018.
Historically, we have invested heavily in research and development and selling and marketing to grow our internet business and AI business. In 2020, we implemented prudent cost-saving measures for our mobile business, but invested in our AI business. In 2021, we will continue to implement cost-saving measure.
Selected Statement of Operations Items
Revenues
We generate revenues from internet business and AI and others. The following table sets forth the principal components of our revenues by amount and as a percentage of our revenues for the periods presented.

	Years Ended December 31,
	2018		2019		2020
	RMB	% of revenues	RMB	% of revenues	RMB	US$	% of revenues
	(in thousands, except percentages)
Internet business	4,898,350	98.3	3,444,573	96.0	1,465,899	224,659	94.4
AI and others	83,355	1.7	143,122	4.0	86,746	13,294	5.6

Revenues	4,981,705	100.0	3,587,695	100.0	1,552,645	237,953	100.0

Internet business
Revenues from internet business accounted for 98.3%, 96.0% and 94.4% of our revenues in 2018, 2019 and 2020, respectively. Our portfolio of internet products has attracted a massive user base, which enabled us to provide oneline marketing services to advertisers worldwide as well as refer user traffic and sell advertisements on our mobile and PC platforms. We charge fees for our online advertising services generally based on three general pricing models, which include cost over a time period, cost for performance basis and cost per impression basis. Cost for performance basis refers to, among others, cost per click, cost per installation, cost per activation and cost per sale that originate from our platform, while cost per impression refers to cost based on the number of impressions over a period. We also provide premium services and sale in-apps
virtual items for our internet product. In 2016, we started to monetize LiveMe by sale of virtual items in users’ live broadcasting, which is subject to revenue-sharing arrangements with the hosting users. Since September 30, 2019, we deconsolidated LiveMe’s financial results from our financial statements. Given the unfavorable environment in the overseas markets, we have chosen to shift our focus from international markets to the domestic market. In 2020, we disposed our major gaming-related business. As a result, we expect the revenue contribution from our gaming-related business to decrease in the foreseeable future.
We believe that the most significant factors affecting revenues from internet services include:

•
User base and user engagement in key markets
. We believe a large, loyal and engaged user base in key markets would help us retain existing customers and attract more customers and business partners for our internet business and at the same time gives us more pricing power. It also results in more user impressions, clicks, installations, or other actions that generate more fees for performance-based marketing. In particular, a large and engaged user base is crucial for the sustainability of our product and related services. We plan to further improve our products and introduce more products to increase users’ engagement with our products.

•
Fee arrangements with our significant customers.
A small number of advertising platform customers have contributed a significant portion of revenues for our online advertising services. In overseas markets, advertising platforms provide bids to us for displaying advertisements on our apps, and the bid prices we receive may fluctuate significantly depending on who are the bidders, the type of our advertising inventories, seasonality, and supply and demand balance. In domestic market, we have revenue sharing arrangements with advertising platforms, and the portion of revenue we receive from these customers is also subject to fluctuation due to similar factors. The fee arrangements with these significant customers and the mix of these arrangements can have a significant impact on our revenues, and some of these impact may be beyond our control.

•
Ability to provide targeted advertising.
We believe that data analytics is a key factor affecting our online advertising revenues. Data analytics enable us to map our users’ interests and distribute targeted advertising to our users. Our ability to effectively conduct user profiling and provide targeted advertising affects advertising engagement and conversion, which affects our online advertising revenues.

•
Number of paying users
. Our revenues from premium services as wells
in-apps
virtual items purchase depend on our ability to develop popular function in utility products and select and publish engaging games. The popularity of the apps we operate directly affects the number of paying users we attract, and the revenues generated from such users.

AI and Others
Revenue from AI and others accounted for 1.7%, 4.0% and 5.6% of our revenues in 2018, 2019 and 2020, respectively. AI and others revenues mainly include sales of AI hardware, as well as providing technical consulting services to third parties and related parties.
Cost of Revenues
Cost of revenues primarily consist of traffic acquisition costs, bandwidth and cloud service costs, personnel costs, content costs, channel costs, depreciation of equipment, amortization of intangible assets and cost of products sold.
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
Content costs consist primarily of fees borne by us under third-party game publishing arrangements, revenue sharing with content providers and amortization of license fees paid for exclusively licensed games. As we deconsolidated LiveMe and major gaming related business from our financial statements in 2019 and 2020, we expected content costs will decrease.
Channel costs consist commission fees paid to distribution platforms and payment channels.
Amortization of intangible assets primarily represents amortization of intangible assets through acquisitions or business combinations.
Operating Income and Expenses
Our operating income and expenses consist of (i) research and development expenses, (ii) selling and marketing expenses, (iii) general and administrative expenses, (iv) impairment of goodwill, and (v) other operating income and expenses. The following table sets forth the components of our operating income and expenses for the periods indicated.

	Year Ended December 31,
	2018		2019		2020
	RMB	% of Revenues	RMB	% of Revenues	RMB	US$	% of Revenues
	(in thousands, except percentages)
Operating income and expenses:
Research and development	(668,918)	(13.4)	(787,329)	(21.9)	(455,179)	(69,759)	(29.3)
Selling and marketing	(1,910,044)	(38.4)	(1,558,315)	(43.4)	(766,986)	(117,546)	(49.4)
General and administrative	(430,826)	(8.6)	(587,457)	(16.4)	(380,533)	(58,319)	(24.5)
Impairment of goodwill	—	—	(545,665)	(15.2)	—	—	—
Other operating income (expenses), net	35,938	0.7	22,091	0.6	(5,684)	(871)	(0.4)

Total operating income and expenses	(2,973,850)	(59.7)	(3,456,675)	(96.3)	(1,608,382)	(246,495)	(103.6)

Research and Development Expenses
. Research and development expenses consist primarily of salaries and benefits, including share-based compensation expenses, for our research and development employees. These expenditures are generally expensed as incurred. Research and development expenses decreased by 42.2% year over year to RMB455.2 million (US$69.8 million) in 2020, which primarily resulted from the decrease in R&D personnel.
Selling and Marketing Expenses
. Selling and marketing expenses consist primarily of general marketing and promotion expenses and salaries and benefits, including share-based compensation expenses, related to personnel involved in our selling and marketing efforts.
General and Administrative Expenses
. General and administrative expenses consist primarily of salaries and benefits, including share-based compensation expenses, related to our general and administrative personnel, professional and legal service fees, and other administrative expenses.
Impairment of Goodwill
. Impairment of goodwill consists primarily of impairment of goodwill associated with business acquisition.
Other Operating Income (Expenses),net
. Other operating income consists primarily of government grants, subsidies and financial incentives that we received in connection with our operations not related to research and development projects and impairment of intangible assets.
Taxation
Taxation in Different Jurisdictions
The following summarizes the taxation in jurisdictions in which our company, significant subsidiaries and VIEs are incorporated.
Cayman Islands.
Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gain arising in Cayman Islands. Additionally, upon payments of dividends by us to our shareholders, no Cayman Islands withholding tax will be imposed.
Hong Kong
. Our subsidiaries incorporated in Hong Kong were subject to Hong Kong profits tax rate of 16.5% for the years ended December 31, 2018, 2019 and 2020.
Singapore
. Our subsidiary incorporated in Singapore is subject to Singapore corporate income tax rate of 17% in 2015. Started from 2016, the Singapore Economic Development Board (“EDB”) provides a tax holiday of a reduced corporate tax rate at 5% on incremental income from qualifying activities to our subsidiary incorporated in Singapore for ten years from 2016 to 2025 under the Development Expansion Incentive (“DEI”) scheme. In consideration of the change in business environment, our subsidiary incorporated in Singapore was no longer eligible for the DEI scheme in 2019, and our subsidiary incorporated in Singapore is subject to 17% income tax rate from 2019.

Japan
. Our subsidiary incorporated in Japan with
paid-in
capital in excess of Japanese Yen (“JPY”) 100 million was subject to national corporate income tax rate of 23.4% and 23.2% since April 1, 2016 and April 1, 2018, respectively. Our subsidiary incorporated in Japan with paid-in
capital of no more than JPY100 million was subject to national corporate income tax rate of 15% on the first JPY8 million of income earned and at 23.2% on any income earned in excess of JPY8 million since April 1, 2018. Local income taxes, which include local inhabitant tax and enterprise tax, are also imposed on corporate income.
PRC.
Enterprise income tax
. Our PRC subsidiaries and VIEs are subject to the statutory rate of 25% in accordance with the EIT Law, with exceptions for certain preferential tax treatments. Under relevant PRC government policies, enterprises qualified as “new software enterprise” are entitled to a two-year
exemption and three-year 50% reduction on enterprise income tax commencing from the first profit-making year. Enterprises qualified as “high and new technology enterprise” are entitled to a preferential rate of 15%. According to the Administrative Measures for Recognition of High and New Technology Enterprises, where the relevant department finds in the course of daily management that a recognized “high and new technology enterprise” does not meet the conditions for recognition, it shall apply to the recognition department for verification. If the verification confirms that the enterprise does not meet the conditions for recognition, the recognition department shall disqualify the “high and new technology enterprise” and advise the tax authority to recover the payment of reduced or exempted taxes under tax preferences it has enjoyed from the year when it fails to meet the recognition requirements. Our PRC subsidiaries qualified as “new software enterprise” or “high and new technology enterprise” is subject to tax holiday or a preferential tax rate of 15%. Our remaining PRC subsidiaries, VIEs and the subsidiaries of our VIEs were subject to enterprise income tax at a rate of 25% for the years ended December 31, 2018, 2019 and 2020.
Withholding tax
. Under the EIT Law and its implementation rules, dividends, interests, rents or royalties payable by a foreign-invested enterprise, such as our PRC subsidiaries, to any of its non-resident
enterprise investors, and proceeds from any such
non-resident
enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% EIT, namely withholding tax, unless non-resident
enterprise investor’s jurisdiction of incorporation has a tax treaty or agreement with China that provides for a reduced withholding tax rate or an exemption from withholding tax. The Cayman Islands, where our company is incorporated, and the British Virgin Islands, where our subsidiary
Conew.com
Corporation was incorporated, do not have such tax treaties with China. None of our U.S. subsidiaries is an immediate holding company of our PRC subsidiaries. Under the Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, the dividend withholding tax rate may be reduced to 5%, if a Hong Kong resident enterprise that receives a dividend is considered a non-PRC
tax resident enterprise and holds at least 25% of the equity interests in the PRC enterprise distributing the dividends, subject to approval of the PRC local tax authority. According to the Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT, effective as of April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of its income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of
Non-Resident
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

PRC business tax and VA
T. On January 1, 2012, the Chinese State Council officially launched a pilot VAT reform program, or Pilot Program, applicable to businesses in selected industries. Businesses in the Pilot Program would pay VAT instead of business tax. The Pilot Program imposes VAT in lieu of business tax for certain “modern service industries” in certain regions and eventually expands to nation-wide in August 2013. According to the implementation circulars released by the Ministry of Finance and the State Administration of Taxation on the Pilot Program, the “modern service industries” include industries involving the leasing of tangible movable property, research and development and technical services, information technology services, cultural and creative services, logistics and ancillary services, certification and consulting services, and radio and television services. The Pilot Program replacing business tax with VAT was expanded to cover industries including construction, real estate, finance and consumer services in May 2016, and was later extended to all industries throughout China. With respect to all of our PRC entities for the period prior to the implementation of the Pilot Program, revenues from internet business and other licensing services were subject to a 5% PRC business tax. On November 19, 2017, the Chinese State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on VAT, or the Order 691. All of our PRC entities were subject to the Pilot Program as of December 31, 2018, 2019 and 2020, or specifically, VAT of 6% in lieu of business tax for internet services that are deemed by the relevant tax authorities to be within the pilot industries. In addition, cultural business construction fee is imposed at the rate of 3% on revenues derived from our advertising services.
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
Effect of Different Tax Rates in Different Jurisdictions
The following table sets forth our income (loss) before income tax and the effect of differing tax rates in different jurisdictions on our income tax expenses in each applicable jurisdiction, for the years ended December 31, 2018, 2019 and 2020.

		Year Ended December 31,
		2018	2019	2020
		RMB	RMB	RMB	US$
		(in thousands)
Cayman Islands	Income before income tax	605,774	332,254	488,844	74,919
	Income tax expenses computed at the PRC statutory tax rate of 25%	151,444	83,063	122,212	18,730
	Income tax expenses computed at Cayman Islands statutory tax rate of 0%	—	—	—	—

	Effect of differing tax rates in different jurisdictions	(151,444)	(83,063)	(122,212)	(18,730)

USA	Income (Loss) before income tax	3,452	1,306	(6,559)	(1,005)
	Income tax expenses (benefits) computed at the PRC statutory tax rate of 25%	863	326	(1,640)	(251)
	Income tax expenses (benefits) computed at the U.S. statutory tax rate of 21%	725	274	(1,376)	(211)

	Effect of differing tax rates in different jurisdictions	(138)	(52)	262	40

Hong Kong	(Loss) Income before income tax	(213,138)	(319,449)	324,517	49,734
	Income tax (benefits) expenses computed at the PRC statutory tax rate of 25%	(53,284)	(79,862)	81,129	12,433
	Income tax (benefits) expenses computed at the Hong Kong statutory tax rate of 16.5%	(35,168)	(52,707)	53,545	8,206

	Effect of differing tax rates in different jurisdictions	18,116	27,155	(27,584)	(4,227)

Singapore	Income before income tax	620,634	68,594	18,149	2,781
	Income tax expenses computed at the PRC statutory tax rate of 25%	155,158	17,148	4,537	695
	Income tax expenses computed at the Singapore statutory tax rate of 17%	105,508	11,661	3,085	472

	Effect of differing tax rates in different jurisdictions	(49,650)	(5,487)	(1,452)	(223)

PRC	Income (Loss) before income tax	142,077	(589,754)	(325,686)	(49,914)
	Income tax expenses (benefits) computed at the PRC statutory tax rate of 25%	35,519	(147,439)	(81,421)	(12,478)
	Income tax expenses (benefits) computed at the PRC statutory tax rate of 25%	35,519	(147,439)	(81,421)	(12,478)

	Effect of differing tax rates in different jurisdictions	—	—	—	—

France	Income (Loss) before income tax	2,501	(244,796)	338	52
	Income tax expenses (benefits) computed at the PRC statutory tax rate of 25%	625	(61,199)	84	13
	Income tax expenses (benefits) computed at the French statutory tax rate of 33.33%	834	(81,515)	112	17

	Effect of differing tax rates in different jurisdictions	209	(20,316)	28	4

Taiwan	(Loss) Income before income tax	(1,239)	(1,053)	122	19
	Income tax (benefits) expenses computed at the PRC statutory tax rate of 25%	(310)	(263)	31	5
	Income tax (benefits) expenses computed at the Taiwan statutory tax rate of 17%	(248)	(211)	24	4

	Effect of differing tax rates in different jurisdictions	62	52	(7)	(1)

Others	Income (Loss) before income tax	109,662	387,211	8,522	1,306
	Income tax expenses computed at the PRC statutory tax rate of 25%	27,416	96,803	2,130	326
	Income tax expenses computed at the statutory tax rates of such other jurisdictions	17,590	455	2,627	403

	Effect of differing tax rates in different jurisdictions	(9,826)	(96,348)	497	77

Total	Income (Loss) before income tax	1,269,723	(365,687)	508,247	77,892
	Income tax expenses (benefits) computed at the PRC statutory tax rate of 25%	317,431	(91,423)	127,062	19,473
	Income tax expenses (benefits) computed at the statutory tax rate of different jurisdictions	124,760	(269,482)	(23,404)	(3,587)

	Effect of differing tax rates in different jurisdictions	(192,671)	(178,059)	(150,466)	(23,060)

The following table sets forth the effect of tax holiday and preferential tax treatments on our income tax expenses in each applicable jurisdiction, for the years ended December 31, 2018, 2019 and 2020.

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Singapore (1)	(74,279)	—	—	—
PRC (2)	12,835	84,520	18,671	2,861
Others	1,186	—	—	—

Total	(60,258)	84,520	18,671	2,861

(1)
Our Singapore subsidiary is entitled to tax holiday by obtaining a Development and Expansion Incentive and as a result is subject to a 5% corporate income tax rate on qualifying income from 2016 to 2025. Moreover, due to change in business condition, such incentives terminated in 2019 and the Singapore subsidiary in cooperated in Singapore became subject to 17% income tax rate since 2019. For details, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation— Taxation in Different Jurisdictions—Singapore.”

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

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Statements of Comprehensive income (loss) Data:
Revenues	4,981,705	3,587,695	1,552,645	237,953
Internet business	4,898,350	3,444,573	1,465,899	224,659
AI and others	83,355	143,122	86,746	13,294

Cost of revenues (1)	(1,540,633)	(1,241,932)	(475,378)	(72,855)

Gross profit	3,441,072	2,345,763	1,077,267	165,098

Operating income and expenses
Research and development (1)	(668,918)	(787,329)	(455,179)	(69,759)
Selling and marketing (1)	(1,910,044)	(1,558,315)	(766,986)	(117,546)
General and administrative (1)	(430,826)	(587,457)	(380,533)	(58,319)
Impairment of goodwill	—	(545,665)	—	—
Other operating income (expenses), net	35,938	22,091	(5,684)	(871)

Total operating expenses, net	(2,973,850)	(3,456,675)	(1,608,382)	(246,495)

Operating profit (loss)	467,222	(1,110,912)	(531,115)	(81,397)

Other income (expenses)
Interest income, net	87,716	110,010	35,655	5,464
Foreign exchange gain, net	13,821	49	39,393	6,037
Other income	847,285	887,494	1,081,506	165,748
Other expense	(146,321)	(252,328)	(117,192)	(17,960)

Income (Loss) before income taxes	1,269,723	(365,687)	508,247	77,892

Income tax expenses	(117,000)	(7,904)	(97,090)	(14,880)

Net income (loss)	1,152,723	(373,591)	411,157	63,012

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Less: net loss attributable to noncontrolling interests	(14,186)	(59,614)	(5,575)	(854)

Net income (loss) attributable to Cheetah Mobile Inc	1,166,909	(313,977)	416,732	63,866

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	206	524	1,044	160
Research and development	14,224	59,771	29,091	4,458
Selling and marketing	8,967	3,818	(1,087)	(166)
General and administrative	61,721	63,327	51,934	7,959

Total	85,118	127,440	80,982	12,411

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
Revenues
. Our revenues decreased by 56.7% from RMB3,587.7 million in 2019 to RMB1,552.6 million (US$238.0 million) in 2020.
Given the unfavorable environment in the overseas markets, we have chosen to shift our focus from international markets to the domestic market. In 2020, we disposed major gaming-related business. As a result, we expect the revenue contribution from our mobile game business to decrease in the foreseeable future. Post such disposals, our business primarily comprises of two segments. One is the Internet business, which includes its utility product on both the PC and mobile platforms and a remaining and diminishing portion of its mobile game business. The other is AI and others.
Internet business
. Revenues from internet business decreased by 57.4% from RMB3,444.6 million in 2019 to RMB1,465.9 million (US$224.7 million) in 2020. The year-over-over decrease was primarily due to the suspension of our collaborations with Google since February 2020, and the deconsolidation of LiveMe and certain internet business. In 2020, approximately 58.4% of our revenues from internet business were generated from advertising while the rest of its revenues were generated from other sources, such as providing premium services, anti-virus software sales and office software sales.
AI and others
. Revenues from AI and others decreased to RMB86.7 million (US$13.3 million) in 2020 from RMB143.1 million in 2019. This decrease was primarily due to the decrease of hardware sales.
Cost of revenues
. Our cost of revenues decreased by 61.7% from RMB1,241.9 million in 2019 to RMB475.4 million (US$72.9 million) in 2020. The decrease in our cost of revenues was mainly due to a significant reduction in costs associated with our internet business and the deconsolidation of LiveMe and cetain internet business.
Gross profit
. As a result of the foregoing, our gross profit decreased by 54.1% from RMB2,345.8 million in 2019 to RMB1,077.3 million (US$165.1 million) in 2020.
Gross margin
. Our gross margin increased to 69.4% for the year ended December 31, 2020 from 65.4% for the year ended December 31, 2019.

Operating expenses
. Our operating expenses decreased by 53.5% from RMB3,456.7 million in 2019 to RMB1,608.4 million (US$246.5 million) in 2020, due to the reduction in personnel, promotional activities and professional service fees.
Research and development expenses
. Our research and development expenses decreased by 42.2% from RMB787.3 million in 2019 to RMB455.2 million (US$69.8 million) in 2020. This decrease was primarily due to the decrease in R&D personnel, and the deconsolidation of LiveMe and certain internet business.
Selling and marketing expenses
. Our selling and marketing expenses decreased by 50.8% year over year to RMB767.0 million (US$117.5 million) in 2020. This decrease was primarily due to the reduction in promotional activities, and the deconsolidation of LiveMe and certain internet business.
General and administrative expenses
. Our general and administrative expenses decreased by 35.2% year over year to RMB380.5 million (US$58.3 million) in 2020, which was mainly due to reduced general and administrative personnel and reduced professional service fees
.
Other operating income
/expenses
. Other operating income primarily consisted of government grants, subsidies and financial incentives that we received in connection with our operations not related to research and development projects and impairment of long-lived assets. Other operating expenses was RMB5.7 million (US$0.9 million) in 2020, as compared with other operating income RMB22.1 million in 2019, which was mainly due to impairment of long-lived assets.
Operating (loss)profit
. As a result of the foregoing, we had an operating loss of RMB531.1 million (US$81.4 million) in 2020, as compared to an operating profit of RMB1,110.9 million in 2019.
Operating loss margin
. We had an operating loss margin of 34.2% in 2020, as compared to an operating loss margin of 31.0% in 2019.
Other income.
Other income was RMB1,081.5 million (US$165.7 million) in 2020, which was primarily due to the disposal of equity ownership in Bytedance Ltd. as well as the disposal of certain business during 2020.
Other expense.
Other expense was RMB117.2 million (US$18.0 million) in 2020, which was primarily due to impairment of long-term investments and loss from disposal of certain business.
Income tax expense.
Our income tax expense was RMB97.1 million (US$14.9 million) in 2020, as compared to RMB7.9 million in 2019.
Net income(loss) attributable to Cheetah Mobile shareholders.
Primarily as a result of the foregoing, our net income attributable to Cheetah Mobile shareholders was RMB416.7 million (US$63.9 million) in 2020, as compared to a net loss attributable to Cheetah Mobile shareholders of RMB314.0 million in 2019.
Year Ended December 31, 2019 Compared to Year Ended December 31, 2018
Our revenues decreased by 28.0% from RMB4,981.7 million in 2018 to RMB3,587.7 million in 2019.
Internet business
. Revenues from internet business decreased by 29.7% from RMB 4,898.4 million in 2018 to RMB3,444.6 million in 2019. The year-over-over decrease was primarily due to the suspension of our advertising collaboration with Facebook since December 2018, and a decline in MAUs.
AI and others
. Revenues from AI and others increased to RMB143.1 million in 2019 from RMB83.4 million in 2018. This increase was primarily due to the contribution from hardware sales.

Cost of revenues
. Our cost of revenues decreased by 19.4% from RMB1,540.6 million in 2018 to RMB1,241.9 million in 2019. The decrease in our cost of revenues was mainly due to a significant reduction in costs associated with our internet business and the deconsolidation of LiveMe.
Gross profit
. As a result of the foregoing, our gross profit decreased by 31.8% from RMB3,441.1 million in 2018 to RMB2,345.8 million in 2019.
Gross margin
. Our gross margin decreased to 65.4% for the year ended December 31, 2019 from 69.1% for the year ended December 31, 2018.
Operating expenses
. Our operating expenses increased by 16.2% from RMB2,973.9 million in 2018 to RMB3,456.7 million in 2019, due to one-time
asset impairment charges, and the rise in research and development personnel.
Research and development expenses
. Our research and development expenses increased by 17.7% from RMB668.9 million in 2018 to RMB787.3million in 2019. This increase was primarily due to the rise in R&D personnel.
Selling and marketing expenses
. Our selling and marketing expenses decreased by 18.4% from RMB1,910.0 million in 2018 to RMB1,558.3 million in 2019. This decrease was primarily due to the reduction in promotional activities.
General and administrative expenses
. Our general and administrative expenses increased by 36.4% from RMB430.8 million in 2018 to RMB587.5 million in 2019, which was mainly due to one-time
asset impairment charges
.
Impairment of goodwill and intangible assets
. For the year ended December 31, 2019, we performed qualitative and quantitative assessments for each of its reporting units. As a result, we booked a goodwill impairment charge of RMB545.7 million in 2019.
Other operating income
. This decrease was primarily due to decrease at government grants. Other operating income was RMB22.1 million in 2019, as compared with RMB35.9 million in 2018.
Operating loss(profit)
. As a result of the foregoing, we had an operating loss of RMB1,110.9 million in 2019, as compared to an operating profit of RMB467.2 million in 2018.
Operating loss(profit) margin
. We had an operating loss margin of 31.0% in 2019, as compared to an operating profit margin of 9.4% in 2018.
Other income.
Other income was mainly resulting from the deconsolidation of Live.me.
Other expense.
Other expense was mainly resulting from impairment of long-term investments.
Income tax expense.
Our income tax expense was RMB7.9 million in 2019, as compared to RMB117.0 million in 2018.
Net income(loss) attributable to Cheetah Mobile shareholders
. Primarily as a result of the foregoing, our net loss attributable to Cheetah Mobile shareholders was RMB314.0 million in 2019, as compared to a net income attributable to Cheetah Mobile shareholders of RMB1,166.9 million in 2018.

Inflation
To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 2.1%, 2.9% and 2.5% in 2018, 2019 and 2020, respectively. Although we have not in the past been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China in the future.
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
Revenue recognition
We generate revenues primarily through internet business and AI and others. We recognize revenue when it has approval and commitment from the customer, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable. Pursuant to ASC 606-10-32-2A, we also elected to exclude sales taxes and other similar taxes from the measurement of the transaction price. Therefore, revenues are recognized net of value added taxes (“VAT”) and surcharges.
The following table presents our revenues disaggregated by revenue source:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Revenues:
Internet services
Online advertising	3,471,230	2,074,256	855,430	131,100
Internet value-added services	1,229,257	1,159,709	493,419	75,620
Advertising agency services	51,087	73,762	84,993	13,026
Other internet related services	146,776	136,846	32,057	4,913
AI and Others
Sale of AI hardware products	38,793	84,515	47,741	7,317
Technical and other consulting services	44,562	58,607	39,005	5,978

Total consolidated revenues	4,981,705	3,587,695	1,552,645	237,953

Internet business
Online advertising services
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
Internet value-added services
We sell both perpetual and consumable
in-game
virtual items. Perpetual
in-game
virtual items represent items that are accessible to the paying users as long as the users continue to play. Consumable virtual items represent items that can be consumed by specific user actions. We recognize revenues from the perpetual in-game
virtual items over the estimated average paying users’ life, and revenues from the consumable in-game
virtual items at a point in time when specific user actions are taken by paying users. We track the in-game
virtual item purchases and
log-in
history of the paying users to calculate the retention of game users based on a statistical model in order to arrive at the best estimate of the average paying users’ life of each game. For newly launched games with a limited period of paying users’ data available for the estimate, we consider the estimated average paying users’ life of other recently launched games with similar characteristics.
We also created and offered virtual items to be used by users on mobile live broadcast application “LiveMe”, which was operated and maintained by us. All “LiveMe” live video shows were available free of charge and fans could purchase virtual items on the platform with virtual currencies to support their favorite performers. We recognized revenue from LiveMe on a gross basis as we had control over the fulfillment of providing mobile live broadcasts on the LiveMe platform, and recorded payments to the performers and third-party payment platforms as cost of revenues. When virtual currencies were converted into virtual items which were consumed simultaneously, performers received a certain number of virtual diamonds as a result. When performers received virtual diamonds, they had a choice to either cash out the virtual diamonds or convert them into virtual currencies and continue to consume the virtual currencies on the platform. Since the performers could convert the virtual items into cash and recharge into their account (if they do) or directly convert into virtual currencies, we believed that the conversion into virtual currencies is analogous to recharge by cash and revenue should be recognized when virtual currencies converted from virtual items are consumed. Proceeds received from users for the sales of virtual currencies were recorded as contract liability, representing prepayments received from users in the form of our virtual currency not yet converted into virtual items. Revenue recognized was based on the weighted average unit price of virtual currencies and the quantities of virtual currencies converted into virtual items. The weighted average unit price of virtual currencies was calculated on a monthly basis as the sum of the contract liability at the beginning of the month, proceeds received during the month and the cash value of the virtual diamonds converted into virtual currencies divided by the sum of the virtual currencies balance at the beginning of the month plus the quantity of virtual currencies generated during the month. Commission fees paid to distribution platforms and payment channels and the fees shared by the third-party game developers were recorded as cost of revenues. We ceased to provide this service as Live.me was deconsolidated on September 30, 2019.

Advertising agency services
We provide advertising agency services by arranging advertisers to purchase various advertisement products from certain online networks, primarily Facebook. We receive from the online network performance-based commissions, which are determined based on a pre-specified
percentage of the payment by the advertisers for the online network’s various advertisement products. We act as an agent to arrange for the advertising services to be provided by third parties on their internet properties. Revenue from advertising agency services is recognized on a net basis at a point in time when the advertisement products are delivered by the online networks. The revenue is estimated by us based on the real-time advertising performance results provided by the online networks and the commission rates pre-determined
in contracts signed with relevant online networks. There was no significant difference between our estimates and the subsequent periodic invoices provided by the online network for all the periods presented. Receivables from advertising agency services were included in other receivables from advertisers in “Prepayments and other current assets” and Payable to online networks were included in Payable to online advertising platforms as agency in “Accrued expenses and other current liabilities” on the consolidated balance sheets.
Other internet related services
Other internet related services primarily comprise of the sale of application membership and anti-virus security solutions. We distribute our application membership and anti-virus security solutions to enterprise and individual users, which can be downloaded online and available for the users for a period of time as specified in the contract. Fees charged to enterprise or individual users are recognized as revenue over time because the customer simultaneously receives and consumes the benefits as we perform throughout a fixed contract term.
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
Adoption of ASC 326
On January 1, 2020, we adopted ASC 326, Credit Losses (“ASC 326”) which replaced previously issued guidance regarding the impairment of financial instruments with an expected loss methodology that will result in more timely recognition of credit losses. Further, ASC 326 modified the impairment model of available-for-sale debt securities and required us to determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss. We used a modified retrospective approach and did not restate the comparable prior periods, which resulted in a cumulative effect to decrease the opening balance of retained earnings on January 1, 2020 by RMB40,874 (US$6,264).

Accounts receivable and allowance for credit losses
Prior to the adoption of ASC 326, accounts receivable are recognized and carried at original invoiced amount less an allowance for any potential uncollectible amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred. We generally does not require collateral from its customers. We maintain allowances for doubtful accounts for estimated losses resulting from the failure of customers to make payments on time. We review the accounts receivable on a periodic basis and makes specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, we consider many factors, including the customer’s payment history, its current credit-worthiness and current economic trends.
Upon adoption of ASC 326, we maintain an allowance for credit losses in accordance with ASC 326 and records the allowance for credit losses as an offset to accounts receivable, and the estimated credit losses charged to the allowance is classified as “General and administrative” in the consolidated statements of comprehensive income (loss).We assess collectability by reviewing accounts receivable on a collective basis where similar characteristics exist, primarily based on similar business line, service or product offerings and on an individual basis when we identify specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, we consider historical collectability based on past due status, the age of the accounts receivable balances, credit quality of the our customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect our ability to collect from customers. Bad debts are written off as incurred. We generally do not require collateral from its customers.
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
Leases
Prior to the adoption of ASC 842, Leases (“ASC 842”) on January 1, 2019 leases have been classified as either capital or operating leases at the inception date. Leases that transfer substantially all the benefits and risks incidental to the ownership of assets are accounted for as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the periods of their respective lease terms. We lease office space under operating lease agreements. Certain of the lease agreements contain rent holidays. Rent holidays are considered in determining the straight-line rent expense to be recorded over the lease term. The lease term begins on the date of initial possession of the lease property for purposes of recognizing lease expense on a straight-line basis over the term of the lease.
We adopted ASC 842 from January 1, 2019 by using the modified retrospective method and did not restate the comparable periods. We have elected the package of practical expedients, which allows us to carry forward the historical lease classification, not to assess whether a contract is or contains a lease and initial direct costs for any leases that exist prior to adoption of the new standard. We have also elected the practical expedient not to separate lease and non-lease components for certain classes of underlying assets and the short-term lease exemption for contracts with lease terms of 12 months or less.
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
We reassess whether a contract is or contains a lease whenever a substantive change is made to the terms and conditions of the contract. Such changes are not limited to those that meet the definition of a lease modification, which is a specific type of modification characterized by a change in the scope of or consideration for a lease. When a modification does not meet the definition of a lease modification, we reassess whether the contract is or contains a lease but would not apply the lease modification framework if the conclusion regarding whether the contract is or contains a lease is unchanged. If there is a lease modification, we consider whether the lease modification results in a separate contract. If so, we account for the separate contract the same manner as any other new lease, in addition to the original unmodified contract. Otherwise, we remeasure and reallocates the remaining consideration in the contract, reassesses the classification of the lease at the effective date of the modification and accounts for any initial direct costs, lease incentives and other payments made to or by the lessee. If the modification fully or partially terminate the existing lease, we remeasure the lease liability and decreases the carrying amount of the right-of-use asset in proportion to the full or partial termination of the existing lease and recognize in profit or loss any difference between the reduction in the lease liability and the reduction in the right-of-use asset.

We reassess whether a contract is or contains a lease whenever a substantive change is made to the terms and conditions of the contract. Such changes are not limited to those that meet the definition of a lease modification, which is a specific type of modification characterized by a change in the scope of or consideration for a lease. When a modification does not meet the definition of a lease modification, we reassess whether the contract is or contains a lease but would not apply the lease modification framework if the conclusion regarding whether the contract is or contains a lease is unchanged. If there is a lease modification, we consider whether the lease modification results in a separate contract. If so, we account for the separate contract the same manner as any other new lease, in addition to the original unmodified contract. Otherwise, we remeasure and reallocate the remaining consideration in the contract, reassesses the classification of the lease at the effective date of the modification and accounts for any initial direct costs, lease incentives and other payments made to or by the lessee. If the modification fully or partially terminate the existing lease, we remeasure the lease liability and decreases the carrying amount of the right-of-use
asset in proportion to the full or partial termination of the existing lease and recognize in profit or loss any difference between the reduction in the lease liability and the reduction in the right-of-use
asset.
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
We have elected the fair value option it initially recognizes an equity method investment as we determined the fair value of this investment better represents the value of the underlying assets. Such election is irrevocable and can be applied to financial assets on an individual basis at initial recognition. Any changes in fair value are recognized in earnings in the consolidated statements of comprehensive income (loss).
Equity investments with readily determinable fair value, except for those accounted for under the equity method, those that result in consolidation of the investee and certain other investments, are measured at fair value, and any changes in fair value are recognized in earnings. For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC 820,
Fair Value Measurements and Disclosures
(“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, we elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.
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
We, with the assistance of an independent third-party valuation firm, determined the estimated fair value of our equity investments using the alternative measurement based on observable price changes and equity method investment with fair value option elected. For business disposed during the year, we measured fair value upon deconsolidation using the discounted cash flow approach.
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
The following table presents the key assumptions (other than the fair value of our ordinary shares, which is discussed above) used to estimate the fair values of the restricted shares with the option feature granted in the years indicated:

2019
Risk-free interest rates (1)	1.70%~3.25%
Expected volatility range (2)	57.1%~62.9%
Expected dividend yield (3)	0%
Expected exercise multiple (4)	2.2

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

A.	Liquidity and Capital Resources
Cash Flows and Working Capital
We finance our operations and strategic investments primarily using our cash and cash equivalents, including our operating cash inflows, short-term investments and bank loans. Cash and cash equivalents consist of cash on hand and bank deposits, which are unrestricted to withdrawal and use, and highly liquid investments with original stated maturity of three months or less. Short-term investments consist of highly liquid investments with original maturities of greater than three months but less than 12 months and investments that are expected to be realized in cash during the next 12 months. As of December 31, 2020, we had RMB1,661.3 million (US$254.6 million) in cash and cash equivalents, restricted cash and short-term investments.
We entered into unsecured loan agreements with certain financial institutions, pursuant to which we are entitled to borrow US$ or Euro denominated loan. We have fully repaid the loans as of December 31, 2020.
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
Under PRC regulations, prior approval from and prior registration with the SAFE is required for Renminbi conversion for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China. Subject to certain rules and procedures, the Renminbi is freely convertible for current account items, including the distribution of dividends, and trade and service-related foreign exchange transactions. The PRC government may also at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends to our shareholders.
The table below sets forth a breakdown of our cash by currency and location as of December 31, 2018, 2019 and 2020:

	As of December 31,
	2018	2019	2020
	(in thousands of RMB)
Cash located outside of the PRC
—held by Subsidiaries in US dollars	2,031,329	570,235	980,184
—held by Subsidiaries in RMB	919	801	—
—held by Subsidiaries in others	71,443	93,629	78,523
—held by VIEs in US dollars	—	6,962	70
—held by VIEs in others	—	4,375	—
Cash located in the PRC
—held by Subsidiaries in RMB	628,614	211,903	211,111
—held by Subsidiaries in US dollars	1,915	63,373	687
—held by Subsidiaries in others	—	254	1,093
—held by VIEs in RMB	49,615	31,464	27,990
—held by VIEs in US dollars	8	8	—

Total cash and cash equivalents	2,783,843	983,004	1,299,658

The table below sets forth a breakdown of our short-term investments by location as of December 31, 2018, 2019 and 2020:

	As of December 31,
	2018	2019	2020
	(in thousands of RMB)
Short-term investments located outside of the PRC
—Time deposits located outside the PRC	892,179	230,215	358,976
—Other short-term investment located outside the PRC	—	146,723	—
—Convertible loans located outside the PRC	3,431	—	—
Short-term investments located in the PRC
—Time deposits located in the PRC	35,000	992,180	1,827

Total short-term investments	930,610	1,369,118	360,803

The following table sets forth a summary of our cash flows for the years indicated:

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by (used in) operating activities	345,590	(239,544)	(46,132)	(7,071)
Net cash provided by (used in) provided by investing activities	538,636	(1,085,226)	1,880,363	288,178
Net cash used in financing activities	(546,511)	(485,070)	(1,450,657)	(222,323)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	44,624	5,506	(68,763)	(10,538)
Cash, cash equivalents and restricted cash at the beginning of year	2,407,637	2,789,976	985,642	151,056
Net increase (decrease) in cash, cash equivalents and restricted cash	382,339	(1,804,334)	314,813	48,247

Cash, cash equivalents and restricted cash at the end of year	2,789,976	985,642	1,300,455	199,303
Operating Activities
Net cash used in operating activities for the year ended December 31, 2020 was RMB46.1 million (US$7.1 million). This amount was primarily attributable to net loss of RMB411.2 million (US$63.0 million), (i) adjusted for gain on disposal of investments of RMB507.3 million (US$77.8 million), gain on disposal of business of RMB394.2 million (US$60.4 million), and changes in fair value of financial assets of RMB127.7 million (US$19.6 million); (ii) adjusted for certain non-cash expenses, primarily impairment of assets of RMB150.4 million (US$23.0 million), depreciation of property and equipment of RMB52.1 million (US$8.0 million) and share-based compensation expenses of RMB81.0 million (US$12.4 million); (iii) adjusted for changes in operating assets and liabilities that positively affected operating cash flow, primarily a decrease in accounts receivable of RMB179.2 million (US$27.5 million), an increase in accounts payable RMB104.7 million (US$16.1 million ) and an increase in other non-current liabilities RMB123.0 million (US$18.8 million ); and (iv) partially offset by changes in operating assets and liabilities that negatively affected operating cash flow, primarily due to an increase in prepayments and other current assets of RMB87.3 million (US$13.4 million) and an increase in due from related parties of RMB49.4 million (US$7.6 million).

Net cash used in operating activities for the year ended December 31, 2019 was RMB239.5 million. This amount was primarily attributable to net loss of RMB373.6 million, (i) adjusted for gain on disposal of a subsidiary of RMB840.6 million; (ii) adjusted for certain non-cash expenses, primarily impairment of assets and credit loss of RMB902.3 million, depreciation of property and equipment of RMB37.4 million, amortization of intangible assets of RMB28.1 million, non cash operating lease expenses 66.6 million and share-based compensation expenses of RMB127.4 million; (iii) adjusted for changes in operating assets and liabilities that positively affected operating cash flow, primarily an decrease in accounts receivable of RMB163.4 million; and (iv) partially offset by changes in operating assets and liabilities that negatively affected operating cash flow, primarily due to an increase in prepayments and other current assets of RMB198.1 million, an increase in other non-current assets of RMB83.1 million and a decrease in operating lease liabilities of RMB71.3 million.
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
Investing Activities
Net cash provided by investing activities was RMB1,880.4 million (US$288.2 million) for the year ended December 31, 2020, primarily attributable to maturity of short-term investments of RMB2,327.1 million (US$356.6 million) and disposal of long-term investments of RMB1,021.7 million (US$156.6 million), partially offset by purchase of short-term investments of RMB1,375.5 million (US$210.8 million).
Net cash used in investing activities was RMB1,085.2 million for the year ended December 31, 2019, primarily attributable to purchase of short-term investments of RMB3,508.1 million, purchase of long-term investments of RMB494.7 million, net cash out of dispose and deemed dispose of subsidiaries of RMB233.4 million, and purchase of property, plant and equipment of RMB102.2 million, partially offset by maturity of short-term investments of RMB3,267.0 million.
Net cash provided by investing activities was RMB538.6 million for the year ended December 31, 2018, primarily attributable to proceeds from maturity of short-term investments of RMB3,049.1 million and proceeds from disposal of other long-term investments of RMB576.8 million, partially offset by purchase of short-term investments of RMB2,492.0 million and purchase of other long-term investments of RMB529.4 million.
Financing Activities
Net cash used in financing activities was RMB1,450.7 million (US$222.3 million) for the year ended December 31, 2020. This amount was primarily due to dividends paid to shareholders of RMB1,435.8 million (US$220.0 million).
Net cash used in financing activities was RMB485.1 million for the year ended December 31, 2019. This amount was primarily due to dividends paid to shareholders of RMB500.6 million.

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
Capital Expenditures
We incurred capital expenditures of RMB65.4 million, RMB102.2 million and RMB59.3 million (US$9.1 million) in 2018, 2019 and 2020, respectively. Our capital expenditures were primarily attributable to purchase of computers and servers related to research and development activities, purchase of AI hardware, purchase of intangible assets, including intellectual property, game copyrights and tools applications. As our AI business expands, we may purchase more AI hardware in the future.

B.	Research and Development See “ Item 4. Information on the Company—B. Business Overview—Intellectual Property. ”

C.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2020 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

D.	Off-Balance Sheet Arrangements
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

E.	Contractual Obligations
The following table sets forth our contractual obligations by specified categories as of December 31, 2020.

	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In thousands of RMB)
Operating lease obligations (1)	20,253	7,074	13,179	—	—

(1)	Mainly include long-term operating lease for our office building and rental payments for employees’ accommodations.

F.	Safe Harbor
See “Forward-Looking Statements” on page 2 of this annual report.
Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management
The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Sheng Fu	43	Chief Executive Officer and Chairman of the Board of Directors
Tao Zou	45	Director
Jie Xiao	46	Director and Senior Vice President
Ning Zhang	47	Independent Director
Michael Jinbo Yao	44	Independent Director
Dr. Yi Ma	48	Independent Director
Dr. Yun Zhang	44	Independent Director
Thomas Jintao Ren	42	Chief Financial Officer
Edward Mingyan Sun	38	Senior Vice President

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
58.com
. Mr. Yao founded
58.com
and has served as the Chairman of the Board of Directors and Chief Executive Officer of
58.com
since its inception. Mr. Yao is a pioneer in China’s Internet industry. Prior to founding
58.com
, Mr. Yao founded in 2000
domain.cn
, a domain name transaction and value-added service website in China. After
domain.cn
was acquired by
net.cn
in the same year, Mr. Yao served in various managerial roles at
net.cn
, including Vice President. Mr. Yao currently serves on the board of directors of Golden Pacer and a NYSE-listed company, namely Xueda Education Group, a NYSE-listed company he co-founded.
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

Dr.
 Yun Zhang
currently serves as an Associate Professor of Accountancy with Tenure at the Department of Accountancy of George Washington University. From 2009 to 2015, he was an Assistant Professor of Accountancy at the Department of Accountancy of George Washington University. From 2003 to 2009, he was an Assistant Professor of Accounting at the Duke University’s Fuqua School of Business. His main research interest includes managerial accounting, corporate governance and information disclosure. He received his bachelor’s degree from Renmin University of China in 1998, two master’s degrees from Yale University in 2002 and a Ph.D. degree from Yale University in 2004. He began serving as our independent director since September 2020.
Thomas Jintao Ren
has been our chief financial officer since January 2020. Prior to Cheetah Mobile, Mr. Ren served as the chief financial officer of Renren Inc. (NYSE: RENN) since September 2015. Mr. Ren also served as the chief financial officer of Kaixin Auto Holdings (NASDAQ: KXIN) from September 2015 to August 2019. Kaixin Auto Holdings was a subsidiary of Renren Inc. Prior to rejoining Renren Inc., Mr. Ren was the chief financial officer at Chukong Technologies. From 2005 to 2014, Mr. Ren served as Renren Inc.’s senior finance director. Prior to that, Mr. Ren had worked at KPMG for five years. Mr. Ren holds a bachelor’s degree in economics from Renmin University of China. He is a certified public accountant in China and the United States, and a chartered professional accountant in Canada.
Edward Mingyan Sun
joined Cheetah Mobile in 2010 and has been in charge of various mobile products, including CM Launcher, Clean Master, Security Master, Cheetah Browser for both PC and mobile, and Duba Antivirus. Prior to Cheetah Mobile, Edward worked at Qihoo 360 and Trent Micro, serving in various management roles. Edward received his college degree and continued his post-graduate studies at the University of Science and Technology of China.

B.	Compensation
Compensation of Directors and Officers
For the fiscal year ended December 31, 2020, we paid an aggregate of approximately RMB28.1 million (US$4.3 million) in cash to our executive officers and directors (excluding independent directors), and an aggregate of approximately RMB2.0 million (US$0.3 million) in cash to our independent directors. Our PRC entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefits. For the fiscal year ended December 31, 2020, we contributed an aggregate of approximately RMB1.1 million (US$0.16 million) for pension, retirement benefits or other similar benefits for our executive officers and directors.
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
Under the 2011 Plan, the maximum number of shares in respect of which awards that may be granted is 100,000,000 ordinary shares of our company as at the date of such grant, excluding any shares awarded that have lapsed or have been forfeited. In May 2011, we issued 100,000,000 ordinary shares that were put on trust for the benefit of participating employees in the 2011 Plan. As of March 31, 2021, 99,152,291 restricted shares (excluding those that have been forfeited) had been granted under the 2011 Plan.
The following paragraphs summarize the key terms of the as amended 2011 Plan.

Types of Awards
. The 2011 Plan provides for the award of our ordinary shares subject to certain terms and conditions that our board of directors may determine in its absolute discretion.
Plan Administration
. Our board or a committee of our board duly authorized for the purpose of the 2011 Plan shall administer the 2011 Plan. The plan administrator will determine in its absolute discretion the employees to receive the awards, the number of awards to be granted to each selected grantee, and the terms and conditions of each award grant. We have set up a trust pursuant to a trust deed to facilitate the administration of the 2011 Plan.
Award Notice
. Share awards granted under the 2011 Plan are evidenced by an award notice that sets forth the terms and conditions for each grant, which relate to vesting, forfeiture or lapse of unvested awarded shares, and repurchase of vested awarded shares.
Eligibility
. We may grant awards to any employee of our company, including without limitation an employee who is also a director of our company or subsidiaries.
Lapse of the Awards
. An award will lapse if (i) the grantee of an award ceases to be an employee of our company or subsidiaries, (ii) the company which employs the selected employee ceases to be a subsidiary of our company, or (iii) there is an ordinary for involuntary wind-up
of our company or a resolution is passed for the voluntary
wind-up
of our company, save for the purposes of an amalgamation, reconstruction or scheme of arrangement.
Vesting Schedule
. The plan administrator determines the vesting schedule, which is set forth in the award notice.
Transfer Restrictions
. Each award granted under the 2011 Plan are personal to respective grantees and may not be sold, transferred, assigned, charged, mortgaged, or encumbered with any interests in favor of any other third party.
Termination
. The 2011 Plan will terminate in May 2021, unless terminated at an earlier date by our board of directors.

2 .	The 2013 Plan
Under the 2013 Plan, the maximum number of our ordinary shares that may be issued is 64,497,718 ordinary shares. As of March 31, 2021, 58,739,812 restricted shares (excluding those that have been forfeited) had been granted under the 2013 Plan.
The following is a summary of the key terms of the 2013 Plan.
Types of Awards
. The 2013 Plan provides for the grant of share options and share appreciation rights, in addition to the grant or sale of other share-based awards, such as our ordinary shares, restricted shares and awards that are valued in whole or in part by reference to or based on the fair market value of our ordinary shares.
Plan Administration
. Our board, our compensation committee, or a subcommittee thereof duly authorized for the purpose of the Plan will be the plan administrator of our 2013 Plan. The plan administrator has the sole discretion to determine the participants to receive the awards, the number and types of awards to be granted to each participant, and the terms and conditions of each award grant.
Award Agreement
. Awards under the 2013 Plan are evidenced by an award agreement that sets forth the terms and conditions for each grant.
Exercise Price
. The exercise price, grant price, or purchase price of any award shall be determined by the plan administrator at its sole discretion.

Eligibility
. We may grant awards to the employees, director or consultant of our company, Kingsoft Corporation or its affiliates.
Term of Awards
. The term of options and share appreciation rights awarded under the 2013 Plan shall be determined by the plan administrator, subject to a maximum term of ten years after the date of grant. The term of other share-based awards shall be determined by the plan administrator.
Lapse of Option Awards
. An option award will lapse if (i) the option has expired, (ii) the participant’s relationship or employment with our company and/or affiliates has been terminated with or without cause pursuant to any applicable laws or under the participant’s service contract with our company and/or affiliates,
(ii) winding-up
of our company has been commenced, or (iii) otherwise provided for in the award agreement.
Vesting Schedule
. The plan administrator determines the vesting schedule, which is set forth in the award agreement.
Transfer Restrictions
. An award may not be transferred or assigned by the participant in any manner other than by will or by the laws of descent and distribution, unless otherwise determined by the plan administrator.
Termination
. The 2013 Plan will terminate automatically in January 2024, unless terminated at an earlier date by a resolution of our shareholders.

3.	The 2014 Plan
We adopted the 2014 Plan in April 2014. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan is 122,545,665 Class A ordinary shares. As of March 31, 2021, 40,275,116 restricted shares (excluding those that have been forfeited) had been granted under the 2014 Plan.
The following is a summary of the key terms of the 2014 Plan.
Types of Awards
. The 2014 Plan permits the awards of restricted shares and restricted share units.
Plan Administration
. Our board, our compensation committee, or a subcommittee thereof duly authorized for the purpose of the Plan will be the plan administrator of our 2014 Plan. The plan administrator has the sole discretion to determine the participants to receive the awards, the number and types of awards to be granted to each participant, and the terms and conditions of each award grant.
Award Agreement
. Awards granted under the 2014 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.
Eligibility
. We may grant awards to the employees, directors and consultants of our company.
Acceleration of Awards upon Change in Control
. If a change in control of our company occurs, the plan administrator may, in its sole discretion, provide for (i) all awards outstanding to terminate at a specific time in the future and give each participant the right to exercise the vested portion of such awards during a specific period of time, or (ii) the purchase of any award for an amount of cash equal to the amount that could have been attained upon the exercise of such award, or (iii) the replacement of such award with other rights or property selected by the plan administrator in its sole discretion, or (iv) payment of award in cash based on the value of ordinary shares on the date of the change-in-control
transaction plus reasonable interest.
Vesting Schedule
. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Transfer Restrictions
. Awards may not be transferred in any manner by the recipient other than by will or the laws of descent and distribution, except as otherwise provided by the plan administrator.
Termination of the 2014 Plan
. Unless terminated earlier, the 2014 Plan will terminate automatically in 2024. Our board of directors has the authority to amend or terminate the plan subject to shareholder approval or home country practice.
The following table summarizes, as of March 31, 2021, the restricted shares that we granted to our current directors and executive officers and to other individuals as a group under our 2011 Plan, 2013 Plan and 2014 Plan, and which remained outstanding.

	Number of Restricted Shares Outstanding	Purchase Price (US$/Share)	Date of Grant	Expiration Date
Edward Mingyan Sun	*	N/A	October 1, 2017	January 1, 2024
	*	N/A	May 1, 2017	April 24, 2024
	*	N/A	April 1, 2018	January 1, 2024
Thomas Jintao Ren	*	N/A	March 22, 2020	January 1, 2024
Individuals as a group	5,429,908	—	—	—

Total	7,804,908

*	Less than 1% of our total outstanding Class A and Class B ordinary shares.
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
Board of Directors
Our board of directors currently consists of seven directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract or transaction in which he or she is interested provided the nature of the interest is disclosed prior to its consideration and any vote thereon. Our directors may exercise all the powers of our company to borrow money, mortgage or charge our undertaking, property and uncalled capital, and to issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of our company or of any third party.

Committees of the Board of Directors
We have established an audit committee, a compensation committee and a nominating and corporate governance committee under the board of directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.
Audit Committee
Our audit committee consists of and is chaired by Yun Zhang. Our board of directors has determined that Yun Zhang meets the “independence” requirements of NYSE and the independence standards under Rule
10A-3
under the Exchange Act. We have determined that Yun Zhang qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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
Compensation Committee
Our compensation committee consists of and is chaired by Ning Zhang. Our board of directors has determined that Ning Zhang satisfies the “independence” standards under applicable NYSE corporate governance rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

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
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee consists of Ning Zhang, and Michael Jinbo Yao and is chaired by Michael Jinbo Yao. Our board of directors has determined that Ning Zhang and Michael Jinbo Yao both satisfy the “independence” standards under applicable NYSE corporate governance rules. The committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The committee is responsible for, among other things:

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
We had 2,592, 2,209 and 1,044 employees as of December 31, 2018, 2019 and 2020, respectively. The following table sets forth the number of our employees, categorized by function, as of December 31, 2020:

Function	Number of Employees
Operations	107
Research and development	531
Sales and marketing	203
General and administrative	203

Total	1,044

E.	Share Ownership
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
The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2021 by:

•	each of our current directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our shares.
Percentage of beneficial ownership is based on 1,403,070,144 total issued and outstanding ordinary shares as of March 31, 2021, representing the sum of 445,604,900 Class A ordinary shares and 957,465,244 Class B ordinary shares of our company.
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

	Shares Beneficially Owned				Ordinary Shares Beneficially Owned		Voting Power
Directors and Executive Officers**:	Class A Ordinary Shares		Class B Ordinary Shares		%(1)		%(2)
Sheng Fu(3)	31,012,650		68,599,088		7.0		47.0
Tao Zou(4)	—		—		—		—
Jie Xiao		*		*		*		*
Pin Zhou		*	—	*				*
Ning Zhang(5)		*	—	*				*
Michael Jinbo Yao(6)		*	—	*				*
Dr. Yi Ma(7)		*	—	*				*
Dr. Yun Zhang(8)	—		—		—		—
Thomas Jintao Ren		*	—	*				*
Edward Mingyan Sun		*		*		*		*
All directors and executive officers as a group	45,402,870		71,899,088		8.3		47.5
Principal Shareholders:
Kingsoft Corporation Limited(9)	11,800,547		662,806,049		48.1		26.4
Tencent Holdings Limited(10)	15,031,120		220,481,928		16.8		22.2
Sheng Global Limited(11)	29,996,440		52,888,815		5.9		5.6

Notes

*	Less than 1% of our total outstanding Class A and Class B ordinary shares.
**
Unless otherwise indicated in the notes below, the business address for our directors and executive officers is Building No. 8, Hui Tong Times Square, Yaojiayuan South Road, Beijing 100123, People’s Republic of China.

(1)
Percentage ownership is calculated by dividing the number of Class A and Class B ordinary shares beneficially owned by a given person or group by the sum of (i) 1,403,070,144 ordinary shares and (ii) the number of Class A and Class B ordinary shares that such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after March 31, 2021.

(2)
Percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by a given person or group with respect to the sum of all outstanding shares of our Class A and Class B ordinary shares. The holders of our Class B ordinary shares are entitled to ten votes per share, and holders of our Class A ordinary shares are entitled to one vote per share.

(3)
Represents (i) 25,996,440 Class A ordinary shares represented by restricted ADSs and 45,588,815 Class B ordinary shares held by Sheng Global Limited, a British Virgin Islands company wholly owned by Mr. Fu, (ii) 4,000,000 Class A ordinary shares (represented by restricted ADSs) and 7,300,000 Class B ordinary shares beneficially owned by Sheng Global Limited through FaX Vision Corporation, a British Virgin Islands company controlled by Sheng Global Limited, (iii) 585,822 Class B ordinary shares that have vested to Mr. Fu under our 2011 Plan, and (iv) 1,016,210 Class A ordinary shares and 15,124,451 Class B ordinary shares that have vested to Mr. Fu under our 2013 Plan. Kingsoft Corporation have delegated approximately 39.9% voting power of our company held by Kingsoft Corporation to Mr. Sheng Fu, effective October 1, 2017. For further details, see “Item 4. Information on the Company—A. History and Development of the Company”.

(4)	The business address of Mr. Zou is c/o Kingsoft Corporation Limited, Building D, Xiaomi Campus, No.33 Xierqi Middle Road, Haidian District, Beijing, People’s Republic of China.
(5)	The business address of Ning Zhang is Room 901, No. 33 Hua Yuan Shi Qiao Road, Shanghai, PRC.
(6)	The business address of Mr. Yao is Building 105, 10 Jiuxianqiao North Road Jia Chaoyang District, Beijing, PRC.
(7)	The business address of Dr. Ma is 2038 Parker St. #228, Berkeley, CA94704 the U.S.A.
(8)	The business address of Dr. Zhang is Suite 601C, Funger Hall, 2201 G St. NW, Washington, DC 20052, the U.S.A.

(9)
Represents (i) 5,040,877 Class A ordinary shares, (ii) 6,759,670 Class A ordinary shares represented by ADSs, and (iii) 662,806,049 Class B ordinary shares held by Kingsoft Corporation. Kingsoft Corporation is a Cayman Islands company listed on the Hong Kong Stock Exchange (Stock Code: 3888). Kingsoft Corporation have delegated approximately 39.9% voting power of our company held by Kingsoft Corporation to Mr. Sheng Fu, effective October 1, 2017. For further details, see “Item 4. Information on the Company—A. History and Development of the Company”. Kingsoft Corporation’s business address is Building D, Xiaomi Campus, No.33 Xierqi Middle Road, Haidian District, Beijing, People’s Republic of China.

(10)
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

(11)
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

As of March 31, 2021, to our knowledge, on the same basis of calculation as above, 418,906,120 Class A ordinary shares represented by ADSs, or approximately 29.86% of our total outstanding ordinary shares were held by one record shareholder in the United States, namely The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.
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
Transactions and Agreements with Kingsoft Corporation
Kingsoft Corporation is one of our principal shareholders, with beneficial ownership and voting power of 48.1% and 26.4%, respectively, of our outstanding Class A and Class B ordinary shares on an as-converted
basis as of March 31, 2021.
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

•
Promotion services
. We and Kingsoft Corporation mutually provided promotion services through their own products and websites for the sale of the other party’s products, including but not limited to pre-installation,
bundle promotion, joint operation and publishing online advertisement;

•
Licensing services
. Kingsoft Corporation granted licenses to use, among others, certain technologies, trademarks and software products. Such licenses automatically terminated upon October 1, 2017. We and Kingsoft Corporation entered into a new Trademark Licensing Contract in 2018, under which we are licensed with certain selected trademarks of Kingsoft Corporation and its relevant subsidiaries;

•	Clouding services . Kingsoft Corporation provided clouding services to our company; and

•
Miscellaneous services
. Kingsoft Corporation provided miscellaneous services to our company, including but not limited to leasing services, administration assistance services and technology support services.

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
For the years ended December 31, 2018, 2019 and 2020, we recognized aggregate fees of RMB19.5 million, RMB23.8 million and RMB23.9 million (US$3.7 million), respectively, to Kingsoft Corporation and its subsidiaries for the services they provided to us.

Transactions with Tencent Group
We entered into a strategic cooperation agreement dated December 27, 2013 with Shenzhen Tencent Computer Systems Company Limited, or Tencent Shenzhen, to promote various types of products of Tencent Holdings Limited, its subsidiaries and their respective associates, or collectively the Tencent Group, through various forms of promotion services on our mobile and PC applications and platforms. Tencent Shenzhen is a subsidiary of Tencent Holdings Limited, one of our major beneficial shareholders. The price of services provided between us and Tencent Shenzhen will be based on (i) the prevailing fair market price, (ii) the actual cost incurred plus a reasonable profit margin, or (iii) a price with reference to the price or reasonable profit margin of an independent third party conducting the similar transactions. The term of the cooperation agreement was from January 1, 2014 to December 31, 2015. On December 30, 2015, we entered into a new strategic cooperation agreement with Tencent Shenzhen, pursuant to which we and the Tencent Group will continue to provide promotion services to each other. For the years ended December 31, 2018, 2019 and 2020, we recognized total revenues of RMB198.0 million, RMB176.1 million and RMB73.5 million (US$11.3 million), respectively, from the Tencent Group, and recognized aggregate fees of RMB70.9 million, RMB73.7 million and RMB51.1 million (US$7.8 million), respectively, to the Tencent Group.
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
From 2018, we entered into a distributorship and cooperation agreement with Beijing OrionStar. For the years ended December 31, 2018, 2019 and 2020, we purchased products from OrionStar of RMB9.1 million, RMB98.2 million, and RMB87.1 million (US$13.3 million), respectively.
From December 2018, we entered into several commissioned development agreements with Beijing OrionStar, pursuant to which Beijing OrionStar agrees to provide technical service to us. For the years ended December 31, 2019 and 2020, we recognized total cost of RMB16.9 million, RMB10.8 million (US$1.7 million), respectively.
From 2018, we entered into several service agreements with Beijing OrionStar, pursuant to which we provide technical service to Beijing OrionStar. For the years ended December 31, 2018, 2019 and 2020, we recognized total revenue of RMB21.9 million, RMB20.2 million, RMB4.2 million (US$0.6 million), respectively.
Transactions with Live.me
On September 30, 2019, Live.me amended its share incentive plan to (i) increase the number of shares to be issued under the current plan and (ii) issue shares under the plan into a trust for the benefit of current and future recipients of Live.me share incentive awards. Subsequent to the amendment, we own 49.6% voting rights of Live.me and deconsolidated Live.me as we are no longer a majority shareholder of Live.me. Live.me was considered a related party after deconsolidation. From 2019, we entered into several service agreements with Live.me, pursuant to which we provide technical and other service to Live.me. For the years ended December 31, 2019 and 2020, we recognized total revenue of RMB4.8 million, RMB27.4 million (US$4.2 million), respectively. In 2020, we disposed an internet related business to Live.me with total consideration amounted to RMB11.1 million(US$1.7 million).

Transactions with Pixiu. Inc
From 2017, we entered into several service agreements with Pixiu. Inc, pursuant to which we provide technical and other service to Pixiu. Inc. For the years ended December 31, 2018, 2019 and 2020, we recognized total revenue of RMB6.9 million, RMB13.4 million and RMB2.0 million (US$0.3 million), respectively.
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
1:18-cv-11184.
The action was purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in our ADRs between April 21, 2015 and November 27, 2018. The action alleges that we made false or misleading statements regarding our business and operations in violation of the Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule
10b-5
promulgated thereunder. On July 16, 2020, the Court dismissed the case in its entirety and declined to grant plaintiffs leave to amend. The case is closed.

We and certain of our current and former officers have also been named as defendants in two putative securities class actions captioned
Azure Funds LLC v. Cheetah Mobile, Inc. et al.
, (Case No.
2:20-cv-05696)
and
Ning Wang v.
Cheetah Mobile, Inc. et al.
, (Case No.
2:20-cv-06896)
filed on June 25, 2020 and July 31, 2020 respectively in the U.S. District Court for the Central District of California. On August 24, 2020, the Court consolidated the two cases under the caption
In Re: Cheetah Mobile, Inc. Securities Litigation
(Case No.
2:20-cv-05696).
On January 12, 2021, the court entered an order appointing lead plaintiffs in this action. On March 15, 2021, an amended complaint was filed. According to the amended complaint, the action is purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in our ADRs between April 26, 2017 and March 24, 2020. The action alleges that we made false or misleading statements regarding our business and operations in violation of the Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule
10b-5
promulgated thereunder. The action remains at its preliminary stages. We believe the case is without merit and intend to defend the actions vigorously. For risks and uncertainties relating to the pending cases against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We have been named as a defendant in a putative shareholder class action lawsuit that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.” For further information on certain legal proceedings and arbitration that we are currently involved in, see “Note 16. Commitments and Contingencies—Litigation” to our consolidated financial statements for the years ended December 31, 2018, 2019 and 2020 included in this annual report.
The Staff of the Division of Enforcement of the SEC is conducting an investigation relating to our disclosures for fiscal year 2015 regarding our relationship with one of our advertising business partners. The SEC investigation also relates to Rule
10b5-1
trading plans entered into by certain of our current and former officers and directors and sales of our ADS under those plans in 2015 and 2016. We and our current and former officers and directors have been fully cooperating with the SEC. The exact duration and outcome of the SEC matter cannot be predicted at this time. A settlement or litigation with the SEC could include allegations by the SEC of violations of the U.S. securities laws against us and/or our current and former officers and directors involved, seeking various remedies, including penalties, fines, injunctive relief, a cease and desist order, officer and director bars, and other limitations or sanctions under the U.S. securities laws. Nevertheless, we believe that any such action will relate only to conduct that occurred nearly five years ago.
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
Dividend Policy
We paid a cash dividend on July 9, 2020 to our shareholders of record at the close of business on June 23, 2019. The aggregate amount of cash dividends paid was approximately US$200 million, which was funded by cash on our balance sheet. We currently have no plan to declare or pay any dividends in the near future on our shares or ADSs. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.
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
People’s Republic of China Taxation
Under the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008 and was amended on and being effective from December 29, 2018, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income.

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
non-United
States tax considerations, any
non-income
tax (such as the United States federal gift and estate tax) considerations, or the Medicare tax considerations. Each U.S. holder is urged to consult its tax advisors regarding the United States federal, state, local, and non-United
States income and other tax considerations with respect to our ownership and disposition of the ADSs or Class A ordinary shares.

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
Based on the market price of our ADSs and the composition of assets (in particular the substantial amount of cash and investments), we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2020, and we will likely be classified as a PFIC for our current taxable year unless the market price of our ADSs increases and /or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive
income.
If we are a PFIC for any year during which a U.S. holder holds the ADSs or Class A ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds the ADSs or Class A ordinary shares even if we cease to meet the threshold requirements for PFIC status, unless a U.S. holder makes a taxable “deemed sale” election that may allow the U.S. holder to eliminate the continuing PFIC status under certain circumstances. The United States federal income tax rules that apply if we are a PFIC for the current taxable year or any subsequent taxable year are generally discussed below under “Passive Foreign Investment Company Rules.”

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
A
non-United
States corporation (other than a corporation that is a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation(a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs are listed on the NYSE, which is an established securities market in the United States, and the ADSs are expected to be readily tradable for so long as they continue to be listed on the NYSE. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in the current taxable year or future taxable years.
Since we do not expect that our Class A ordinary shares will be listed on an established securities markets, it is unclear whether dividends that we pay on our Class A ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. However, in the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United
States-PRC
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
As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2020, and we will likely be classified as a PFIC for our current taxable year. U.S. holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to the ADSs or Class A ordinary shares in their particular circumstances.

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
As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2020, and we will likely be classified as a PFIC for our current taxable year. U.S. holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of the ADSs or Class A ordinary shares in their particular circumstances.
Passive Foreign Investment Company Rules
As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2020, and we will likely be classified as a PFIC for our current taxable year. If we are a PFIC for any taxable year during which a U.S. holder holds the ADSs or Class A ordinary shares, and unless the U.S. holder makes a mark-to-market
election or a qualified electing fund (QEF) (as described below), the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, for subsequent taxable years, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of the ADSs or Class A ordinary shares. Under the PFIC rules:
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
20-F
on our website at
http://ir.cmcm.com
. In addition, we will provide hardcopies of our annual report free of charge to shareholders and ADS holders upon request.

I.	Subsidiary Information
Not applicable.
Item 11. Quantitative and Qualitative Disclosures about Market Risk
Quantitative and Qualitative Disclosure about Market Risk
Foreign Exchange Risk
Our revenues and expenses are primarily denominated in RMB or U.S. dollar. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.
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
Interest Rate Risk
Our exposure to interest rate risk primarily relates to interest income generated by excess cash, which is mainly held in interest-bearing bank deposits, and interest expense generated from certain bank loans. We generated interest income of RMB89.2 million, RMB110.1 million and RMB36.0 million (US$5.5 million), and interest expense of RMB1.5 million, RMB nil and RMB0.4 million (US$0.1 million), for the years ended December 31, 2018, 2019 and 2020, respectively. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Market Price Risk
We are exposed to market price risk primarily with respect to investment securities held by us which are reported at fair value. A substantial portion of our investment in equity investees are held for long-term appreciation or for strategic purposes. and are accounted for under equity method or measurement alternative and not subject to market price risk. We are also exposed to commodity pric risk in our AI business as increase of hardware price may in turn increase our cost in AI hardware sales and operations.
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

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15. Controls and Procedures
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Rule 13(a)
-15(f)
and
15(d)-15(f)
of the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management, including our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control-Integrated Framework (2013 Framework), our management concluded that our internal control over financial reporting was not effective as of December 31, 2020 due to the existence of material weakness, as described below. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.
In connection with management’s assessment of internal control over financial reporting as of December 31, 2020, the Company identified a material weakness whereby the Company did not have a sufficient complement of resources in the tax department to perform the management review controls over income taxes. Specifically, our management did not perform sufficient reviews of the computation of current and deferred income taxes, uncertain tax positions and the tax effects resulted from significant non-recurring
transactions. These process level control deficiencies resulted from a lack of competent resources in the tax department.
Our management has analyzed the material weakness and performed additional analysis and procedures in preparing our consolidated financial statements. We have concluded that our consolidated financial statements fairly present, in all material respects, our financial condition, results of operations and cash flows at and for the periods presented. Apart from the material weakness described above, management has not identified any other deficiencies that have led our management to conclude that our internal control over financial reporting was not effective.

Management’s Remediation Plans and Actions
To remediate the material weakness described above in “Management’s Report on Internal Control over Financial Reporting” and to improve our internal control over financial reporting, we have begun implementing a number of measures, including:

•	setting up a financial and system control framework related to tax process, and establishing two levels of effective review mechanism;

•	establishing a clear and detailed inventory of tax documents, consistent with management review control requirements; and

•	maintaining all review and meeting documents and change records.
In addition, we plan to implement the following measures through the remainder of 2021 to improve our internal control over financial reporting to address the material weakness that has been identified:

•	hiring additional qualified tax personnel who are equipped with the relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen our tax department function;

•	implementing regular and continuous training programs for our tax personnel;

•	hiring an external consulting firm to assist us with tax matters as necessary.
We will continue to monitor the effectiveness of these steps and to make any changes that our management deems appropriate.
Attestation Report of the Registered Public Accounting Firm
Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has issued an adverse report on the operating effectiveness of our internal control over financial reporting as of December 31, 2020, as stated in its report, which appears on page
F-3
of this Form
20-F.
Changes in Internal Control over Financial Reporting
Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form
20-F
that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Evaluation of Disclosure Controls and Procedures
Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule
13a-15(e)
under the Exchange Act) as of the end of the period covered by this report, as required by Rule
13a-15(b)
under the Exchange Act.
Disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports that are filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and to ensure the information required to be disclosed is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosures.

Based upon that evaluation, our management has concluded that, as of December 31, 2020, our disclosure controls and procedures were not effective, due to the material weakness in internal control over financial reporting as described above.
Item 16A. Audit Committee Financial Expert
Our board of directors has determined that Dr. Yun Zhang, an independent director (under the standards set forth in the NYSE rules and Rule
10A-3
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
F-1
(File Number
333-194996),
as amended, filed with the SEC on April 22, 2014. The code is also available on our official website under the corporate governance section at our investor relations website
http://ir.cmcm.com
.
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

	2019		2020
	(in thousands)
Audit fees(1)	US$	1,869	US$	1,535
Tax fees(2)	US$	117	US$	286

Notes:

(1)
Audit fees means the aggregate fees billed in each of the fiscal periods listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC. In 2019 and 2020, the audit refers to financial audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

(2)	Tax fees means the aggregated fees billed in each of the fiscal periods listed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.
The policy of our audit committee is to
pre-approve
all audit and
non-audit
services provided by Ernst & Young Hua Ming LLP, including audit services, audit-related services, tax services and all other fees as described above, other than those for de minimis
services which are approved by the audit committee prior to the completion of the audit. Our audit committee has approved all of our audit fees, audit-related fees and tax fees for the year ended December 31, 2020.
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
On September 13, 2018, our board of directors approved a share repurchase program of up to US$100 million of our outstanding ADSs for a period not exceeding 12 months. The repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means. We publicly announced the share repurchase program on September 13, 2018. As of March 31, 2021, we had repurchased approximately 4.5 million ADSs for approximately US$32.3 million under this program.
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
As a result, our shareholders may be afforded less protection than they otherwise would under the New York Stock Exchange corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors— Risks Relating to the ADSs— As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance rules; these practices may afford less protection to shareholders than they would enjoy if we comply fully with the NYSE corporate governance rules. In addition, we are also a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.”
Item 16H. Mine Safety Disclosure
Not applicable.

PART III
Item 17. Financial Statements
We have elected to provide financial statements pursuant to Item 18.
Item 18. Financial Statements
The consolidated financial statements of Cheetah Mobile Inc., its subsidiaries, VIEs and the then subsidiaries of VIEs are included at the end of this annual report.
Item 19. Exhibits

Exhibit Number	Description of Document

1.1	Fourth amended and restated memorandum and articles of association of the Registrant (incorporated by reference to Exhibit 3.2 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 22, 2014)

2.1	Registrant’s specimen American depositary receipt (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 25, 2014)

2.2	Registrant’s specimen certificate for Class A ordinary shares (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 22, 2014)

2.3	Deposit agreement dated May 7, 2014 among the Registrant, the depositary and owners and holders of the American depositary shares (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form S-8 (file no. 333-199577) filed with the Securities and Exchange Commission on October 24, 2014)

2.4	Description of Securities (incorporated by reference to Exhibit 2.4 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on May 15, 2020)

4.1	2011 share award scheme and amendments thereto (incorporated by reference to Exhibit 4.1 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 26, 2017)

4.2	2013 equity incentive plan (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (file no. 333- 194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.3	2014 restricted shares plan (incorporated by reference to Exhibit 10.48 to our Registration Statement on Form F-1 (file no. 333- 194996) filed with the Securities and Exchange Commission on April 25, 2014)

4.4	Form of indemnification agreement between the Registrant and its director and executive officers (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

Exhibit Number	Description of Document

4.5	Form of employment agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.6	Business operation agreement, by and among Conew Network, Beijing Network, Ming Xu and Wei Liu, dated July 18, 2012 (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.7	Loan agreement, by and among Conew Network, Ming Xu and Wei Liu, dated June 20, 2012 (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.8	Exclusive technology development, support and consultancy agreement, between Conew Network and Beijing Network, dated July 18, 2012 (incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.9	Exclusive equity option agreement, by and among Conew Network, Beijing Network, Ming Xu and Wei Liu, dated July 18, 2012 (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.10	Shareholder voting proxy agreement, by and among Conew Network, Beijing Network, Ming Xu and Wei Liu, dated July 18, 2012 (incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.11	Equity pledge agreement, by and among Conew Network, Beijing Network, Ming Xu and Wei Liu, dated July 18, 2012 (incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.12	Financial support undertaking letter signed by Conew Network with respect to Beijing Network, dated January 17, 2014 (incorporated by reference to Exhibit 10.12 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.13	Spousal consent, signed by Xinchan Li, Wei Liu’s spouse, dated July 18, 2012 (incorporated by reference to Exhibit 10.13 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.14	Business operation agreement, by and among Beijing Security, Beike Internet (currently Beijing Mobile), Sheng Fu and Weiqin Qiu, dated January 1, 2011 (incorporated by reference to Exhibit 10.22 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.15	Loan agreements, by and among Beijing Security, Sheng Fu and Weiqin Qiu, dated January 1, 2011 and September 21, 2012 (incorporated by reference to Exhibit 10.23 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

Exhibit Number	Description of Document

4.16	Exclusive technology development, support and consultancy agreement, between Beijing Security and Beike Internet (currently Beijing Mobile), dated January 1, 2011 (incorporated by reference to Exhibit 10.24 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.17	Exclusive equity option agreement, by and among Beijing Security, Beike Internet (currently Beijing Mobile), Sheng Fu and Weiqin Qiu, dated January 1, 2011 (incorporated by reference to Exhibit 10.25 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.18	Shareholder voting proxy agreement, by and among Beijing Security, Beike Internet (currently Beijing Mobile), Sheng Fu and Weiqin Qiu, dated January 1, 2011 (incorporated by reference to Exhibit 10.26 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.19	Equity pledge agreement, by and among Beijing Security, Beike Internet (currently Beijing Mobile), Sheng Fu and Weiqin Qiu, dated January 1, 2011 and amendment thereto, dated October 11, 2012 (incorporated by reference to Exhibit 10.27 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.20	Financial support undertaking letter signed by Beijing Security with respect to Beike Internet (currently Beijing Mobile), dated January 17, 2014 (incorporated by reference to Exhibit 10.28 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.21	Spousal consent, signed by Jin Wang, Weiqin Qiu’s spouse, dated January 1, 2012 (incorporated by reference to Exhibit 10.29 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.22	Cooperation framework agreement between the Registrant and Kingsoft Corporation Limited, dated December 27, 2013 and supplemental agreement thereto, dated April 1, 2014 (incorporated by reference to Exhibit 10.38 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 22, 2014)

4.23	Non-competition deed between the Registrant and Kingsoft Corporation Limited, dated May 14, 2014 (incorporated by reference to Exhibit 4.46 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 21, 2015)

4.24	Intellectual property transfer and license framework agreement the Registrant and Kingsoft Corporation, dated April 1, 2014 (incorporated by reference to Exhibit 10.46 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 22, 2014)

4.25	Share and asset purchase agreement among the Registrant, Hongkong Zoom Interactive Network Marketing Technology Limited and other parties thereto, dated June 6, 2014 (incorporated by reference to Exhibit 4.52 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 21, 2015)

4.26	Stock purchase agreement among Hongkong Cheetah Mobile Technology Limited, MobPartner SAS and other parties thereto, dated March 15, 2015 (incorporated by reference to Exhibit 4.53 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 21, 2015)

Exhibit Number	Description of Document

4.27	Parent guarantee between the Registrant and the Sellers’ Representatives named therein, dated March 15, 2015 (incorporated by reference to Exhibit 4.54 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 21, 2015)

4.28	Share transfer agreement among Beijing Security, Weiqin Qiu and Ming Xu, dated October 19, 2015, with respect to Guangzhou Network (incorporated by reference to Exhibit 4.37 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 22, 2016)

4.29	VIE termination agreement among Beijing Security, Guangzhou Network, Weiqin Qiu and Ming Xu, dated October 19, 2015 (incorporated by reference to Exhibit 4.38 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 22, 2016)

4.30	Share transfer agreement between Beijing Security and each of Ming Xu and Wei Liu, dated October 13, 2015, with respect to Beijing Antutu (incorporated by reference to Exhibit 4.39 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 22, 2016)

4.31	VIE termination agreement among Beijing Security, Beijing Antutu, Ming Xu and Wei Liu, dated October 13, 2015 (incorporated by reference to Exhibit 4.40 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 22, 2016)

4.32	Supplemental agreements to strategic cooperation agreement between the Registrant and Shenzhen Tencent Computer Systems Company Limited, dated June 30, 2015 and November 5, 2015 (incorporated by reference to Exhibit 4.41 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 22, 2016)

4.33	Strategic cooperation agreement between the Registrant and Shenzhen Tencent Computer Systems Company Limited, dated December 30, 2015 (incorporated by reference to Exhibit 4.42 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 22, 2016)

4.34	Supplemental agreement to strategic cooperation agreement dated December 30, 2015 between the Registrant and Shenzhen Tencent Computer Systems Company Limited, dated November 19, 2016 (incorporated by reference to Exhibit 4.34 to our Annual Report on Form 20-F (file no. 001-36427 filed with the Securities and Exchange Commission on April 26, 2017)

4.35	Supplemental agreement to share and asset purchase agreement among the Registrant, Hongkong Zoom Interactive Network Marketing Technology Limited and other parties thereto, dated March 16, 2015 (incorporated by reference to Exhibit 4.43 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 22, 2016)

4.36	Amendment to stock purchase agreement among Hongkong Cheetah Mobile Technology Limited, MobPartner SAS and other parties thereto, dated December 15, 2015 (incorporated by reference to Exhibit 4.44 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 22, 2016)

4.37	Share transfer agreement between Kun Wang and Ming Xu, dated July 3, 2018, with respect to Beijing Network (incorporated by reference to Exhibit 4.37 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 26, 2019)

Exhibit Number	Description of Document

4.38	Agreement on cancellation of contracts among Beijing Network, Conew Network, Wei Liu, Kun Wang and Ming Xu, dated July 3, 2018 (incorporated by reference to Exhibit 4.38 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 26, 2019)

4.39	Exclusive service agreement between Beijing Network and Conew Network, dated July 3, 2018 (incorporated by reference to Exhibit 4.39 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 26, 2019)

4.40	Exclusive equity option agreement, by and among Beijing Network, Conew Network, Wei Liu and Kun Wang, dated July 3, 2018 (incorporated by reference to Exhibit 4.40 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 26, 2019)

4.41	Proxy agreement and power of attorney, by and among Conew Network, Beijing Network, Wei Liu and Kun Wang, dated July 3, 2018 (incorporated by reference to Exhibit 4.41 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 26, 2019)

4.42	Equity pledge agreement, by and among Conew Network, Beijing Network, Wei Liu and Kun Wang, dated July 3, 2018 (incorporated by reference to Exhibit 4.42 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 26, 2019)

4.43	Spousal consent, signed by Jiayu Li, Kun Wang’s spouse, dated July 3, 2018, with respect to Beijing Network (incorporated by reference to Exhibit 4.43 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 26, 2019)

4.44	Spousal consent, signed by Xinchan Li, Wei Liu’s spouse, dated July 3, 2018, with respect to Beijing Network (incorporated by reference to Exhibit 4.44 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 26, 2019)

4.45	Share transfer agreement between Kun Wang and Ming Xu, dated July 5, 2018, with respect to Beijing Conew (incorporated by reference to Exhibit 4.45 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 26, 2019)

4.46	Agreement on cancellation of contracts among Beijing Conew, Conew Network, Sheng Fu and Ming Xu, dated July 5, 2018 (incorporated by reference to Exhibit 4.46 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 26, 2019)

4.47	Exclusive service agreement between Beijing Conew and Conew Network, dated July 5, 2018 (incorporated by reference to Exhibit 4.47 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 26, 2019)

4.48	Exclusive equity option agreement, by and among Beijing Conew, Conew Network, Sheng Fu and Kun Wang, dated July 5, 2018 (incorporated by reference to Exhibit 4.48 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 26, 2019)

4.49	Proxy agreement and power of attorney, by and among Conew Network, Beijing Conew, Sheng Fu and Kun Wang, dated July 5, 2018 (incorporated by reference to Exhibit 4.49 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 26, 2019)

Exhibit Number	Description of Document

4.50	Equity pledge agreement, by and among Conew Network, Beijing Conew, Sheng Fu and Kun Wang, dated July 5, 2018 (incorporated by reference to Exhibit 4.50 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 26, 2019)

4.51	Spousal consent, signed by Jiayu Li, Kun Wang’s spouse, dated July 5, 2018, with respect to Beijing Conew (incorporated by reference to Exhibit 4.51 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 26, 2019)

4.52	Framework agreement, by and among Conew Network, Beijing Network, our company, Wei Liu and Kun Wang, dated December 20, 2019 (incorporated by reference to Exhibit 4.52 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on May 15, 2020)

4.53	Equity pledge agreement, by and among Conew Network, Beijing Network, Wei Liu and Kun Wang, dated December 20, 2019 (incorporated by reference to Exhibit 4.53 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on May 15, 2020)

4.54	Exclusive equity option agreement, by and among our company, Wei Liu, Kun Wang and Beijing Network, dated December 20, 2019 (incorporated by reference to Exhibit 4.54 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on May 15, 2020)

4.55	Proxy agreement and power of attorney, by and among our company, Beijing Network, Wei Liu and Kun Wang, dated December 20, 2019 (incorporated by reference to Exhibit 4.55 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on May 15, 2020)

4.56	Spousal consent, signed by Xinchan Li, Wei Liu’s spouse, dated December 20, 2019, with respect to Beijing Network (incorporated by reference to Exhibit 4.56 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on May 15, 2020)

4.57	Spousal consent, signed by Jiayu Li, Kun Wang’s spouse, dated December 20, 2019, with respect to Beijing Network (incorporated by reference to Exhibit 4.57 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on May 15, 2020)

4.58	Framework agreement, by and among Conew Network, Beijing Conew, our company, Sheng Fu and Kun Wang, dated December 20, 2019 (incorporated by reference to Exhibit 4.58 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on May 15, 2020)

4.59	Exclusive equity option agreement, by and among our company, Sheng Fu, Kun Wang and Beijing Conew, dated December 20, 2019 (incorporated by reference to Exhibit 4.59 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on May 15, 2020)

4.60	Equity pledge agreement, by and among Conew Network, Beijing Conew, Sheng Fu and Kun Wang, dated December 20, 2019 (incorporated by reference to Exhibit 4.60 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on May 15, 2020)

Exhibit Number	Description of Document

4.61	Proxy agreement and power of attorney, by and among our company, Beijing Conew, Sheng Fu and Kun Wang, dated December 20, 2019 (incorporated by reference to Exhibit 4.61 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on May 15, 2020)

4.62	Spousal consent, signed by Jiayu Li, Kun Wang’s spouse, dated December 20, 2019, with respect to Beijing Conew (incorporated by reference to Exhibit 4.62 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on May 15, 2020)

4.63	Framework agreement, by and among Beijing Security, Beijing Mobile, our company, Sheng Fu and Weiqin Qiu, dated December 20, 2019 (incorporated by reference to Exhibit 4.63 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on May 15, 2020)

4.64	Exclusive equity option agreement, by and among our company, Sheng Fu, Weiqin Qiu and Beijing Mobile, dated December 20, 2019 (incorporated by reference to Exhibit 4.64 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on May 15, 2020)

4.65	Equity pledge agreement, by and among Beijing Security, Beijing Mobile, Sheng Fu and Weiqin Qiu, dated December 20, 2019 (incorporated by reference to Exhibit 4.65 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on May 15, 2020)

4.66	Proxy agreement and power of attorney, by and among our company, Beijing Mobile, Sheng Fu and Weiqin Qiu, dated December 20, 2019 (incorporated by reference to Exhibit 4.66 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on May 15, 2020)

4.67*	Asset purchase agreement, by and among our company, AppLovin Corporation and other parties thereto, dated September 21, 2020

8.1*	List of significant subsidiaries and VIEs

11.1	Code of business conduct and ethics (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 22, 2014)

12.1*	Certification by principal executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by principal financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by principal executive officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by principal financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Global Law Office

15.2*	Consent of Ernst & Young Hua Ming LLP

101.INS*	XBRL Instance Document

Exhibit Number	Description of Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.
**	Furnished herewith.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Cheetah Mobile Inc.

By:	/s/ Sheng Fu
Name: Sheng Fu
Title: Chief Executive Officer and Director
Date: May 14, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Cheetah Mobile Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Cheetah Mobile Inc. (the Company) as of December 31, 2020 and 2019, the related consolidated statements of comprehensive income (loss), cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated May 14, 2021 expressed an adverse opinion thereon.
Adoption of New Accounting Standards
As discussed in Note 2 to the consolidated financial statements, the Company changed its method for accounting for credit losses on financial instruments using the modified retrospective approach in 2020, and its method of accounting for leases in 2019.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of equity investments

Description of the Matter
At December 31, 2020, the Company’s equity investment in Live.me Inc. (“Live.me”) measured at fair value was RMB364.3 million. In addition, the Company disposed its major gaming-related businesses (the “Disposed Businesses”), and the fair value of the Company’s remaining interests in the Disposed Businesses on deconsolidation dates was RMB342.4 million. As discussed in Notes 3, 4 and 21 of the consolidated financial statements, the fair value of Live.me as of December 31, 2020 and the fair value of the remaining interests in the Disposed Businesses on deconsolidation dates were determined using the discounted cash flow method with significant unobservable inputs.

Auditing the valuation of these equity investments was complex and required subjective auditor judgment due to the highly judgmental nature of determining the appropriate valuation technique and the significant inputs used when measuring the fair values of the equity investments. The significant inputs used to estimate the fair values of the equity investments included sales growth rates, EBIT margin and weighted average costs of capital. These significant inputs are forward-looking and could be materially affected by future economic and market conditions.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s fair value measurement of its equity investments in these equity investments. For example, we tested controls over management’s review of the valuation techniques, and significant inputs described above used in the valuations.

To test the estimated fair value of these equity investments, we performed audit procedures that included, among others, assessing the valuation techniques and testing the significant inputs and the underlying data used by the Company in its cash flow projections. We compared the sales growth rates and EBIT margin used by management to the historical performance of Live.me and the Disposed Businesses, current industry and economic trends and other relevant external data. With the assistance of our valuation specialists, we assessed the valuation techniques, evaluated the weighted average cost of capital used by management by comparing them with comparable companies, and performed an independent recalculation of the fair value of these equity investments based on management’s significant inputs, and compared them to the Company’s valuation results. We also performed sensitivity analyses of the significant inputs to evaluate the change in the fair value of these equity investments resulting from changes in the significant inputs.

/s/ Ernst & Young Hua Ming LLP
We have served as the Company’s auditor since 2014.
Beijing, The People’s Republic of China
May 14, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Cheetah Mobile Inc.
Opinion on Internal Control Over Financial Reporting
We have audited Cheetah Mobile Inc.’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control— Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, Cheetah Mobile Inc. (the Company) has not maintained effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.
A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment. Management has identified a material weakness whereby the Company did not have a sufficient complement of resources in the tax department to perform the management review controls over income taxes.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2020 and 2019, the related consolidated statements of comprehensive income (loss), cash flows and changes in
shareholders’ equity for each of the three years in the period ended December 31, 2020, and the related notes. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2020 consolidated financial statements, and this report does not affect our report dated May 14, 2021, which expressed an unqualified opinion thereon.
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
May 14, 2021

CHEETAH MOBILE INC.
CONSOLIDATED BALANCE
SHEETS
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

		As of December 31,
	Notes	2019	2020
		RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents		983,004	1,299,658	199,181
Restricted cash	2	2,638	797	122
Short-term investments	4	1,369,118	360,803	55,295
Accounts receivable (net of allowance for credit losses of RMB109,315 and RMB100,020 (US$15,329) as of December 31, 2019 and 2020, respectively)	5	469,276	225,586	34,573
Prepayments and other current assets	6	936,109	835,694	128,076
Due from related parties	14	233,255	224,323	34,379

Total current assets		3,993,400	2,946,861	451,626

Non-current assets
Property and equipment, net	7	103,397	101,984	15,630
Operating lease right-of-use assets	9	183,563	17,729	2,717
Intangible assets, net	8	44,476	12,575	1,927
Long-term investments	4	2,516,724	2,409,726	369,307
Due from related parties	14	25,533	3,522	540
Deferred tax assets	13	31,951	15,607	2,392
Other non-current assets		112,700	105,479	16,165

Total non-current assets		3,018,344	2,666,622	408,678

Total assets		7,011,744	5,613,483	860,304

LIABILITIES, NONCONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities
(including current liabilities of the VIEs and a VIE’s subsidiaries without recourse to the Company amounting to RMB132,547 and RMB140,741 (US$21,570) as of December 31, 2019 and 2020, respectively) (Note 1)

Accounts payable		87,524	105,832	16,219
Accrued expenses and other current liabilities	10	1,504,728	1,390,042	213,034
Due to related parties	14	92,210	48,938	7,500
Income tax payable		60,657	27,505	4,215

Total current liabilities		1,745,119	1,572,317	240,968

CHEETAH MOBILE INC.
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

		As of December 31,
	Notes	2019	2020
		RMB	RMB	US$
Non-current
liabilities
(including
non-current
liabilities of the VIEs and a VIE’s subsidiaries without recourse to the Company amounting to RMB35,786 and RMB 22,141 (US$3,393) as of December 31, 2019 and 2020, respectively) (Note 1)

Deferred tax liabilities	13	82,847	60,502	9,272
Other non-current liabilities	10	189,231	192,272	29,467

Total non-current liabilities		272,078	252,774	38,739

Total liabilities		2,017,197	1,825,091	279,707

Commitments and contingencies	16
Shareholders’ equity
Class A ordinary shares (par value of US$0.000025 per share; 7,600,000,000 shares authorized; 435,084,177 and 482,113,756 shares issued as of December 31, 2019 and 2020, respectively; 431,985,016 and 482,113,756 shares outstanding as of December 31, 2019 and 2020, respectively)	17	69	78	12
Class B ordinary shares (par value of US$0.000025 per share; 1,400,000,000 shares authorized; 957,985,982 and 957,465,244 shares issued as of December 31, 2019 and 2020, respectively; 946,017,565 and 945,496,827 shares outstanding as of December 31, 2019 and 2020, respectively)	17	156	156	24
Additional paid-in capital		2,649,342	2,726,619	417,873
Retained earnings	17	1,944,938	857,188	131,370
Accumulated other comprehensive income	17	337,773	163,340	25,033

Total Cheetah Mobile Inc. shareholders’ equity		4,932,278	3,747,381	574,312
Noncontrolling interests		62,269	41,011	6,285

Total equity		4,994,547	3,788,392	580,597

Total liabilities, noncontrolling interests and equity		7,011,744	5,613,483	860,304

The accompanying notes are an integral part of these consolidated financial statements.

CHEETAH MOBILE INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

		For the year ended December 31,
	Notes	2018	2019	2020
		RMB	RMB	RMB	US$
Revenues (a)
Internet business		4,898,350	3,444,573	1,465,899	224,659
AI and others		83,355	143,122	86,746	13,294

Total Revenues		4,981,705	3,587,695	1,552,645	237,953
Cost of revenues (a)		(1,540,633)	(1,241,932)	(475,378)	(72,855)

Gross profit		3,441,072	2,345,763	1,077,267	165,098

Operating income and expenses (a)
Research and development		(668,918)	(787,329)	(455,179)	(69,759)
Selling and marketing		(1,910,044)	(1,558,315)	(766,986)	(117,546)
General and administrative		(430,826)	(587,457)	(380,533)	(58,319)
Impairment of goodwill	2	—	(545,665)	—	—
Other operating income (expenses), net		35,938	22,091	(5,684)	(871)

Total operating expenses		(2,973,850)	(3,456,675)	(1,608,382)	(246,495)

Operating profit (loss)		467,222	(1,110,912)	(531,115)	(81,397)
Other income (expenses)
Interest income, net		87,716	110,010	35,655	5,464
Foreign exchange gains, net		13,821	49	39,393	6,037
Other income	3/4	847,285	887,494	1,081,506	165,748
Other expense	3/4	(146,321)	(252,328)	(117,192)	(17,960)

Income (loss) before income taxes		1,269,723	(365,687)	508,247	77,892
Income tax expenses	13	(117,000)	(7,904)	(97,090)	(14,880)

Net income (loss)		1,152,723	(373,591)	411,157	63,012
Less: net loss attributable to noncontrolling interests		(14,186)	(59,614)	(5,575)	(854)

Net income (loss) attributable to Cheetah Mobile Inc.		1,166,909	(313,977)	416,732	63,866

Earnings (loss) per share	19
Basic		0.8048	(0.2514)	0.2895	0.0444
Diluted		0.7839	(0.2514)	0.2857	0.0438
Earnings (loss) per ADS (1 ADS represent 10 Class A ordinary share)	19
Basic		8.0478	(2.5140)	2.8953	0.4437
Diluted		7.8393	(2.5140)	2.8575	0.4379
Weighted average number of shares used in computation of ordinary shares:
Basic		1,403,089,609	1,369,041,418	1,402,509,386	1,402,509,386
Diluted		1,440,414,849	1,369,041,418	1,421,067,906	1,421,067,906

CHEETAH MOBILE INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

		For the year ended December 31,
	Notes	2018	2019	2020
		RMB	RMB	RMB	US$
Other comprehensive (loss) income, net of tax of nil	17
Foreign currency translation adjustments		182,978	77,097	(167,476)	(25,667)
Unrealized (losses) gains on available-for-sale securities, net		(3,734)	10,913	(7,251)	(1,111)

Other comprehensive (loss) income		179,244	88,010	(174,727)	(26,778)

Total comprehensive income (loss)		1,331,967	(285,581)	236,430	36,234
Less: total comprehensive loss attributable to noncontrolling interests		(40)	(60,073)	(5,869)	(899)

Total comprehensive income (loss) attributable to Cheetah Mobile Inc.		1,332,007	(225,508)	242,299	37,133

Note:
(a)	The amount of transactions with related parties recorded in revenues, cost of revenues and operating expenses are as follows:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Revenues	232,363	216,829	112,706	17,273
Cost of revenues	(76,056)	(113,937)	(101,250)	(15,517)
Research and development	(1,568)	(14,775)	(12,173)	(1,866)
Selling and marketing	(18,710)	(7,871)	(993)	(152)
General and administrative	(4,858)	(5,148)	(4,403)	(675)
Details of the related party transactions are set out in Note 14(b) to the consolidated financial statements.
The accompanying notes are an integral part of these consolidated financial statements.

CHEETAH MOBILE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Cash flows from operating activities
Net income (loss)	1,152,723	(373,591)	411,157	63,012
Adjustments to reconcile net income (loss) to net cash from operating activities
Depreciation of property and equipment	40,244	37,382	52,137	7,990
Amortization of intangible assets	39,863	28,086	16,409	2,515
Non-cash operating lease expense	—	66,609	44,086	6,756
Provision for credit losses	17,619	68,515	10,607	1,626
Impairment of assets	155,301	833,805	150,381	23,047
Foreign currency exchange (gains) losses	(19,979)	2,074	(40,361)	(6,186)
(Gains) losses on disposal of property and equipment and intangible assets	(2,496)	146	3,422	524
Gains on disposal/deemed disposal of businesses and subsidiaries/VIE’s subsidiaries, net	(193,680)	(840,589)	(394,225)	(60,418)
Gains on disposal of investments	(300,211)	—	(507,346)	(77,754)
Loss on disposal of put options	—	170	—	—
Changes in fair value of financial assets	(344,333)	35,265	(127,739)	(19,577)
Losses (gains) from equity method investments	384	(7,594)	5,231	802
Deferred income tax (benefits) expenses	8,065	5,981	(9,628)	(1,476)
Share-based compensation expenses	85,118	127,440	80,982	12,411
Changes in operating assets and liabilities
Accounts receivable	(25,302)	163,370	179,223	27,467
Prepayments and other current assets	(264,815)	(198,076)	(87,319)	(13,382)
Due from related parties	(59,198)	(33,156)	(49,380)	(7,568)
Other non-current assets	(4,951)	(83,138)	18,103	2,774
Accounts payable	(3,742)	(14,468)	104,725	16,050
Accrued expenses and other current liabilities	15,540	3,400	63,046	9,662
Operating lease liabilities	—	(71,266)	(35,532)	(5,446)
Due to related parties	(29,582)	59,913	(24,650)	(3,778)
Income tax payable	66,415	(53,121)	(32,437)	(4,971)
Other non-current liabilities	12,607	3,299	122,976	18,847

Net cash provided by (used in) operating activities	345,590	(239,544)	(46,132)	(7,071)

Cash flows from investing activities
Purchases of property, plant and equipment and intangible assets	(65,403)	(102,173)	(59,269)	(9,084)
Purchase of long-term investments	(529,450)	(494,695)	(186,238)	(28,542)
Purchase of put option	(1,200)	(2,380)	—	—
Purchase of short-term investments	(2,492,046)	(3,508,101)	(1,375,485)	(210,802)
Proceeds from maturity of short-term investments	3,049,145	3,266,900	2,327,147	356,652
Acquisition of business, net of cash acquired	—	(28,443)	—	—
Return of long-term investment investees	—	1,030	314	48
Proceeds (cash-out) from disposal of businesses and subsidiaries/VIE’s subsidiaries, net of cash acquired (disposed)	71,516	(233,446)	159,817	24,493
Proceeds from disposal of property and equipment and intangible assets	14,290	1,936	2,715	416

CHEETAH MOBILE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Proceeds from disposal of long-term investments	578,284	—	1,021,746	156,589
Loans to related parties	(73,081)	(173,703)	(15,012)	(2,301)
Loans to third parties	(70,080)	(24,013)	(6,810)	(1,044)
Repayment of loans from related parties	33,907	186,862	7,608	1,166
Repayment of loans from third parties	22,754	25,000	3,830	587

Net cash provided by (used in) investing activities	538,636	(1,085,226)	1,880,363	288,178

Cash flows from financing activities
Proceeds for bank loans	—	—	70,119	10,746
Repayment for bank loans	(329,145)	—	(65,423)	(10,027)
Proceeds and advance from share-based awards	21,234	17,000	2,511	385
Share repurchase	(221,749)	(175)	—	—
Capital contribution from noncontrolling shareholders	172	—	—	—
Payment of dividend to noncontrolling shareholders	(17,023)	(1,298)	(22,089)	(3,385)
Payment of dividend to Cheetah Mobile Inc. shareholders	—	(500,597)	(1,435,775)	(220,042)

Net cash used in financing activities	(546,511)	(485,070)	(1,450,657)	(222,323)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	44,624	5,506	(68,761)	(10,538)

Net increase (decrease) in cash, cash equivalents and restricted cash	382,339	(1,804,334)	314,813	48,247
Cash, cash equivalents and restricted cash at beginning of year	2,407,637	2,789,976	985,642	151,056

Cash, cash equivalents and restricted cash at end of year	2,789,976	985,642	1,300,455	199,303

Supplemental disclosures
Cash payments for income taxes	(38,217)	(45,753)	(9,016)	(1,382)
Cash payments for interest expenses	(2,956)	—	(223)	(34)
Cash payments for operating leases	—	(70,284)	(45,342)	(6,949)
Non-cash investing and financing activities:
Acquisition of property and equipment and intangible assets included in accrued expenses and other current liabilities	8,725	7,087	4,547	697
Disposal of investment, businesses and subsidiaries included in prepayments and other current assets	33,084	—	32,606	4,997
Disposal of investment, businesses and subsidiaries included in related parties	—	—	23,418	3,589
Right-of-use assets obtained (released) in exchange for operating lease liabilities	—	24,079	(113,978)	(17,468)
The accompanying notes are an integral part of these consolidated financial statements.

CHEETAH MOBILE INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

	Number of Class A Ordinary Shares	Class A Ordinary Shares	Number of Class B Ordinary Shares	Class B Ordinary Shares	Additional paid-in capital	Treasury stock	Accumulated other comprehensive income (loss)	Retained earnings	Total Cheetah Mobile Inc. shareholder’s equity	Noncontrolling interests	Total equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2018	409,345,857	65	992,705,325	164	2,644,043	—	84,206	1,564,883	4,293,361	212,603	4,505,964
Adoption of ASC 606	—	—	—	—	—	—	—	11,892	11,892	1,175	13,067
Net income	—	—	—	—	—	—	—	1,166,909	1,166,909	(14,186)	1,152,723
Conversion of Class B ordinary shares to Class A ordinary shares by shareholders	48,412,760	8	(48,412,760)	(8)	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	84,747	—	—	—	84,747	484	85,231
Exercise and vesting of share-based awards	6,767,450	1	1,725,000	—	12,035	—	—	—	12,036	—	12,036
Other comprehensive income	—	—	—	—	—	—	165,098	—	165,098	14,146	179,244
Accretion of redeemable noncontrolling interests	—	—	—	—	—	—	—	(37,714)	(37,714)	(887)	(38,601)
Capital contribution from noncontrolling shareholders	—	—	—	—	—	—	—	—	—	3,129	3,129
Share of reserves of an equity investee	—	—	—	—	180	—	—	—	180	—	180
Repurchase of ordinary shares (Note 21)	—	—	—	—	—	(221,932)	—	—	(221,932)	—	(221,932)
Disposal of a subsidiary	—	—	—	—	—	—	—	—	—	(75,964)	(75,964)
Dividend declared by a consolidated subsidiary to noncontrolling interests	—	—	—	—	—	—	—	—	—	(20,529)	(20,529)
Change in equity interest of a subsidiary	—	—	—	—	1,888	—	—	—	1,888	(1,888)	—

Balance at December 31, 2018	464,526,067	74	946,017,565	156	2,742,893	(221,932)	249,304	2,705,970	5,476,465	118,083	5,594,548

CHEETAH MOBILE INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

	Number of Class A Ordinary Shares	Class A Ordinary Shares	Number of Class B Ordinary Shares	Class B Ordinary Shares	Additional paid-in capital	Treasury stock	Accumulated other comprehensive income (loss)	Retained earnings	Total Cheetah Mobile Inc. shareholder’s equity	Noncontrolling interests	Total equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Net loss	—	—	—	—	—	—	—	(313,977)	(313,977)	(59,614)	(373,591)
Share-based compensation	—	—	—	—	126,451	—	—	—	126,451	1,560	128,011
Exercise and vesting of share-based awards	12,731,989	2	—	—	6,078	—	—	—	6,080	—	6,080
Other comprehensive income (loss)	—	—	—	—	—	—	88,469	—	88,469	(459)	88,010
Accretion of redeemable noncontrolling interests	—	—	—	—	—	—	—	(29,865)	(29,865)	(1,797)	(31,662)
Capital contribution from noncontrolling shareholders	—	—	—	—	—	—	—	—	—	4,933	4,933
Disposal of a subsidiary	—	—	—	—	—	—	—	82,946	82,946	5,967	88,913
Cancelation of treasury stock	(45,273,040)	(7)	—	—	(221,925)	221,932	—	—	—	—	—
Dividend declared on share awards of consolidated subsidiaries	—	—	—	—	—	—	—	(1,301)	(1,301)	—	(1,301)
Dividend declared by the Company to Cheetah Mobile Inc. shareholders	—	—	—	—	—	—	—	(498,635)	(498,635)	—	(498,635)
Change in equity interest of a subsidiary	—	—	—	—	(4,155)	—	—	(200)	(4,355)	(6,404)	(10,759)

Balance at December 31, 2019	431,985,016	69	946,017,565	156	2,649,342	—	337,773	1,944,938	4,932,278	62,269	4,994,547

CHEETAH MOBILE INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

	Number of Class A Ordinary Shares	Class A Ordinary Shares	Number of Class B Ordinary Shares	Class B Ordinary Shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Total Cheetah Mobile Inc. shareholder’s equity	Noncontrolling interests	Total equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Net income (loss)	—	—	—	—	—	—	416,732	416,732	(5,575)	411,157
Adoption of ASC 326	—	—	—	—	—	—	(40,874)	(40,874)	—	(40,874)
Cancellation of Class B ordinary shares	—	—	(15)	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	63,173	—	17,293	80,466	508	80,974
Conversion of Class B ordinary shares to Class A ordinary shares by shareholders	520,723	—	(520,723)	—	—	—	—	—	—	—
Exercise and vesting of share-based awards	49,608,017	9	—	—	14,104	—	—	14,113	—	14,113
Other comprehensive loss	—	—	—	—	—	(174,433)	—	(174,433)	(294)	(174,727)
Disposal of subsidiaries	—	—	—	—	—	—	—	—	(15,897)	(15,897)
Dividend declared on share awards of consolidated subsidiaries	—	—	—	—	—	—	(27,296)	(27,296)	—	(27,296)
Dividend declared by the Company to Cheetah Mobile Inc. shareholders	—	—	—	—	—	—	(1,453,605)	(1,453,605)	—	(1,453,605)

Balance at December 31, 2020	482,113,756	78	945,496,827	156	2,726,619	163,340	857,188	3,747,381	41,011	3,788,392

Balance at December 31, 2020 in US$	482,113,756	12	945,496,827	24	417,873	25,033	131,370	574,312	6,285	580,597

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES
Cheetah Mobile Inc. (formerly known as Kingsoft Internet Security Software Holdings Limited) (the “Company”) is a limited company incorporated in the Cayman Islands under the laws of Cayman Islands on July 30, 2009. The Company and its consolidated subsidiaries and variable interest entities (“VIEs”) (collectively referred to the “Group”) are principally engaged in the provision of internet services (including provision of utility products and related services and mobile entrainment services) and artificial intelligence (“AI”) and other services. The Company conducts its primary business operations through its subsidiaries, VIEs and subsidiaries of VIEs.
Details of the Company’s principal subsidiaries and VIEs as of December 31, 2020 are as follows:

Company	Date of incorporation/ registration	Place of incorporation/ registration	Percentage of ownership (i)	Principal activities
Principal subsidiaries of the Company:

Cheetah Technology Corporation Limited (“Cheetah Technology”)	August 26, 2009	Hong Kong	100%	Investment holding, provision of internet products and related services

Beijing Kingsoft Internet Security Software Co., Ltd. (“Beijing Security”)	November 30, 2009	The PRC	100%	Provision of internet products and related services, sale of AI products

Conew Network Technology (Beijing) Co., Ltd. (“Conew Network”)	March 19, 2009	The PRC	100%	Provision of internet products and related services

Hongkong Zoom Interactive Network Marketing Technology Limited (“HK Zoom”)	July 4, 2014	Hong Kong	100%	Provision of internet products and related services

Cheetah Information Technology Company Limited (“Cheetah Information”)	March 9, 2015	Hong Kong	100%	Investment holding

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Company	Date of incorporation/ registration	Place of incorporation/ registration	Percentage of ownership (i)	Principal activities
Principal subsidiaries of the Company (continued):

Cheetah Mobile Singapore Pte. Ltd. (“Cheetah Mobile Singapore”)	May 27, 2015	Singapore	100%	Provision of internet products and related services

Cheetah Mobile Hong Kong Limited (“Cheetah Mobile Hong Kong”)	February 24, 2016	Hong Kong	100%	Investment holding

Multicloud Limited	July 20,2017	Hong Kong	100%	Provision of internet products and related services

Beijing Chibao Technology Co., Ltd.	December 6, 2018	The PRC	100%	Provision of internet products and related services

Beijing Kingsoft Cheetah Technology Co., Ltd.	April 30, 2015	The PRC	100%	Provision of internet products and related services

Jingdezhen Jibao Information Service Co., Ltd.	August 10, 2017	The PRC	100%	Provision of internet products and related services, sale of AI products

Japan Kingsoft Inc. (“Kingsoft Japan”)	March 9, 2005	Japan	41.9%	Provision of internet products and related services

Zhuhai Baoqu Technology Co., Ltd.	July 18, 2018	The PRC	75.0%	Provision of internet products and related services

VIEs

Beijing Conew Technology Development Co., Ltd. (“Beijing Conew”)	December 22, 2005	The PRC	Nil	Dormant

Beijing Cheetah Mobile Technology Co., Ltd. (“Beijing Mobile”)	April 15, 2009	The PRC	Nil	Provision of internet products and related services
Beijing Cheetah Network Technology Co., Ltd. (“Beijing Network”)	July 18, 2012	The PRC	Nil	Provision of internet products and related services

(i)	Percentage of ownership is calculated on fully diluted basis.
VIE arrangements
Before December 2019, in order to comply with the PRC laws and regulations which prohibit foreign control of companies involved in internet value-added business, the Group operates its website and conducts substantially the majority of its internet value-added services in the PRC through Beijing Mobile, Beijing Network, and Beijing Conew and other VIEs (collectively referred to as the “VIEs”) and its wholly-owned subsidiaries. Except for Beijing Conew, the registered capital of the VIEs was funded by Beijing Security and Conew Network (each or collectively referred to as the “Former Primary Beneficiaries”) through loans extended to the VIEs’ shareholders (the “Nominee Shareholders”), Sheng Fu who is the Company’s director, as well as Ms. Weiqin Qiu, Kun Wang and Wei Liu. The effective control of the VIEs is held by the Former Primary Beneficiaries, through a series of contractual agreements (the “Contractual Agreements”). As a result of the Contractual Agreements, the Former Primary Beneficiaries have the power to direct the activity that most significantly impacts the economic performance of the VIEs and receive the economic benefits of the VIEs.

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
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
Loan agreements
Pursuant to the loan agreements among the Former Primary Beneficiary, the Nominee Shareholders and the VIE, the Former Primary Beneficiary granted loans to the Nominee Shareholders for their sole purpose of contributing to the registered capital of the VIE or in certain cases directly to the VIE under the VIE arrangements. As of December 31, 2020, the aggregate amount of these loans was RMB16,800 (US$2,575). At the option of the Former Primary Beneficiary, repayment may be requested at any time, which may be in the form of transferring the VIE’s equity interest to the Former Primary Beneficiary or its designees. The Nominee Shareholders may offer to repay part or the entire loans at any time, to the extent permitted by PRC laws, in the form of transferring the VIE’s equity interest to the Former Primary Beneficiary or its designees.
Exclusive equity option agreements
Pursuant to the exclusive equity option agreement entered into among the Former Primary Beneficiary, the VIE and the Nominee Shareholders, the Former Primary Beneficiary was granted an exclusive and irrevocable option to purchase, or designate a third party to purchase, all or part of the equity interest of the VIE held by the Nominee Shareholders. Without the prior written consent of the Former Primary Beneficiary, the Nominee Shareholders shall not assign or transfer to any third party or create or cause any equity interest in whatsoever form to be created on, all or any part of the equity interest held in the VIE. In addition, dividends and any form of distributions are not permitted without the prior consent of the Former Primary Beneficiary. The exercise consideration is equal to the minimum price permitted under the PRC laws and any amount in excess of the corresponding loan amount shall be refunded by the Nominee Shareholders to the Former Primary Beneficiary or the Former Primary Beneficiary may deduct the excess amount upon payment of consideration. The Former Primary Beneficiary or its designee(s) may exercise such option at any time until it has acquired all the equity interest of the VIE. The agreement will remain effective until all the equity interests held by the Nominee Shareholders have been lawfully transferred to the Former Primary Beneficiary or its designee(s) pursuant to the terms of the agreement.

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Equity pledge agreements
Pursuant to the equity pledge agreement entered into among the Nominee Shareholders, the VIE and the Former Primary Beneficiary, the Nominee Shareholders pledged all of their equity interest in the VIE to the Former Primary Beneficiary as collateral for all of their payments due to the Former Primary Beneficiary and to secure their obligations under the above agreements. Without the prior written consent of the Former Primary Beneficiary, the Nominee Shareholders may not assign or transfer to any third party or create or cause any equity interest in whatsoever form to be created on, all or any part of the equity interest they hold in the VIE. The Former Primary Beneficiary is entitled to transfer or assign in full, or in part, the equity interest pledged. In the event of default, the Former Primary Beneficiary as the pledgee, has first priority to be compensated through the sale or auction of the pledged equity interest. The Nominee Shareholders agree to waive their dividend rights in relation to all of the pledged equity interest until such pledge has been lawfully discharged. The equity pledge agreement will remain effective until all the obligations under these agreements have been satisfied in full or all of the guaranteed liabilities have been repaid.
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
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
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
and Accounting Standards Codification (“ASC”) 810,
Consolidation
(“ASC 810”).

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
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
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
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

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

The assets and liabilities of the VIEs and subsidiaries of VIEs are as follows:

	As of December 31,
	2019	2020
	RMB	RMB	US$
Cash and cash equivalents	42,809	28,060	4,300
Restricted cash	476	144	22
Short-term investments	4,000	15	2
Accounts receivable, net	107,199	19,449	2,981
Prepayments and other current assets	74,384	72,422	11,099
Due from related parties	624,600	744,930	114,166

Total current assets	853,468	865,020	132,570

Property and equipment, net	9,393	2,616	401
Operating lease right-of-use assets	37,141	20	3
Intangible assets, net	6,616	3,000	460
Long-term investments	214,340	296,801	45,487
Other non-current assets	3,384	667	102
Deferred tax assets	9,474	17,124	2,624

Total non-current assets	280,348	320,228	49,077

Total assets	1,133,816	1,185,248	181,647

Accounts payable	10,642	8,536	1,308
Accrued expenses and other current liabilities	100,015	110,065	16,868
Due to related parties (i)	907,481	948,241	145,324
Income tax payable	1,587	1,791	274

Total current liabilities	1,019,725	1,068,633	163,774

Deferred tax liabilities	3,749	16,913	2,592
Other non-current liabilities	32,037	5,228	801

Total non-current liabilities	35,786	22,141	3,393

Total liabilities	1,055,511	1,090,774	167,167

(i)
As of December 31, 2019, and 2020, the balances due to related parties of the VIEs and subsidiaries of VIEs mainly represented amounts due to subsidiaries of the Group of RMB887,178 and RMB927,892 (US$142,206), respectively, which were eliminated upon consolidation by the Company.

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

The financial performance and cash flows of the VIEs and subsidiaries of VIEs are as follows:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Revenues	508,576	586,404	659,626	101,092
Cost of revenues	319,297	335,912	194,103	29,748
Net income	33,805	88,559	8,825	1,352
Net cash (used in) provided by operating activities	(12,198)	62,401	(36,196)	(5,547)
Net cash (used in) provided by investing activities	(24,941)	(69,386)	21,168	3,244
Net cash provided by financing activities	19,500	—	—	—
Effect of exchange rate changes on cash, cash equivalents and restricted cash	—	121	(53)	(8)
The revenue producing assets that are held by the VIEs and subsidiaries of VIEs primarily comprise of leasehold improvements, servers, licensed software, network equipment, acquired trade name and acquired domain name. Substantially all of such assets are recognized in the Group’s consolidated financial statements, except for certain Internet Content Provider Licenses, internally developed software, trademarks and patent applications which were not recorded in the Company’s consolidated balance sheets as they do not meet all the capitalization criteria. The VIEs and subsidiaries of VIEs also hire assembled work force on sales, research and development and operations whose costs are expensed as incurred.
There was no pledge or collateralization of the VIEs and subsidiaries of VIEs’ assets. Creditors of the VIEs and subsidiaries of VIEs have no recourse to the general credit of the Company.

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
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Use of estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Management evaluates estimates, including those related to the standalone selling prices of performance obligation of revenue contracts, the allowance for credit loss, weighted average unit price of virtual currencies of LiveMe, the average paying user lives of online games, the purchase price allocation with respect to business combinations, useful lives of long-lived assets and intangible assets, impairment of long-lived assets, impairment of investments, net realizable value of inventories, impairment of goodwill, valuation allowance for deferred tax assets, uncertain tax positions, share-based compensation, fair values of investments, and loss contingencies, among others.
Foreign currency translation and transactions
The functional currency of the Company is the US$. The Company’s subsidiaries, VIEs and subsidiaries of VIEs determined their functional currency based on the criteria of ASC 830,
Foreign Currency Matters
. The Group uses RMB as its reporting currency. The Group uses the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive income, a component of shareholders’ equity.
Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included as a component of “Foreign exchange gain, net” in the consolidated statements of comprehensive income (loss).
Convenience translation
Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.5250 to US$1.00 on December 31, 2020 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.
Business combinations and noncontrolling interests
Except for business combination under common control, the Group accounts for its business combinations using the purchase method of accounting in accordance with ASC 805,
Business Combinations
. The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets, and liabilities the Group acquired, based on their estimated fair values. The consideration transferred of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings. During the measurement period, which can be up to one year from the acquisition date, the Group may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded in the consolidated statements of comprehensive income (loss).

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
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
For the Company’s majority-owned subsidiaries and VIEs, a noncontrolling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Company. Consolidated net income (loss) on the consolidated statements of comprehensive income (loss) includes the net income (loss) attributable to noncontrolling interests. The cumulative results of operations attributable to noncontrolling interests are recorded as noncontrolling interests in the Group’s consolidated balance sheets
.
Cash and cash equivalents
Cash consists of cash on hand and bank deposits, which are unrestricted to withdrawal and use. All highly liquid investments with original stated maturity of three months or less are classified as cash equivalents.
Restricted cash
Restricted cash consists primarily of the cash pledged as collateral for a business credit card of RMB2,163 and RMB653 (US$100) as of December 31, 2019 and 2020, respectively, and the cash reserved in third-party trust account of RMB332 and RMB144 (US$22) as of December 31, 2019 and 2020, respectively.
Adoption of ASC 326
On January 1, 2020, the Group adopted ASC 326, Credit Losses (“ASC 326”) which replaced previously issued guidance regarding the impairment of financial instruments with an expected loss methodology that will result in more timely recognition of credit losses. Further, ASC 326 modified the impairment model of available-for-sale debt securities and required the company to determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss. The Group used a modified retrospective approach and did not restate the comparable prior periods, which resulted in a cumulative effect to decrease the opening balance of retained earnings on January 1, 2020 by RMB40,874 (US$6,264).
Accounts receivable and allowance for credit losses
Prior to the adoption of ASC 326, accounts receivable is recognized and carried at original invoiced amount less an allowance for any potential uncollectible amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred. The Group generally does not require collateral from its customers. The Group maintains allowances for doubtful accounts for estimated losses resulting from the failure of customers to make payments on time. The Group reviews the accounts receivable on a periodic basis and makes specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Group considers many factors, including the customer’s payment history, its current creditworthiness and current economic trends.

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Upon adoption of ASC 326, the Group maintains an allowance for credit losses in accordance with ASC 326 and records the allowance for credit losses as an offset to accounts receivable, and the estimated credit losses charged to the allowance is classified as “General and administrative” in the consolidated statements of comprehensive income (loss).The Group assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist, primarily based on similar business line, service or product offerings and on an individual basis when the Group identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Group considers historical collectability based on past due status, the age of the accounts receivable balances, credit quality of the Group’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Group’s ability to collect from customers. Bad debts are written off as incurred. The Group generally does not require collateral from its customers.
Inventories
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
Derivative Instruments
ASC 815 (“ASC 815”),
Derivatives and Hedging
, requires all contracts which meet the definition of a derivative to be recognized on the balance sheet as either assets or liabilities and recorded at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in earnings or in other comprehensive income (loss) depending on the use of the derivative and whether it qualifies for hedge accounting. Changes in fair values of derivatives not qualified as hedges are reported in earnings. The estimated fair values of derivative instruments are determined at discrete points in time based on the relevant market information. The Group did not enter into any derivative contracts that qualified as hedges for the periods presented.
Investments
Short-term investments
All highly liquid investments with original maturities of greater than three months, but less than 12 months, are classified as short-term investments. Investments that are expected to be realized in cash during the next 12 months are also included in short-term investments.

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Investment in debt securities
The Group accounts for its investments in debt
securities
in accordance with ASC
320-10,
 Investments—Debt Securities: Overall
. The Group classifies the investments in debt securities as
“held-to-maturity”,
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
The debt securities that the Group has positive intent and ability to hold to maturity are classified as held-to-maturity
securities and stated at amortized cost. Prior to the adoption of ASC 326, for individual securities classified as held-to-maturity
securities, the Group evaluates whether a decline in fair value below the amortized cost basis is other-than-temporary in accordance with the Group’s policy and ASC
320-10.
When the Group intends to sell an impaired debt security or it is more likely than not that it will be required to sell prior to recovery of its amortized cost basis, an other-than-temporary impairment is deemed to have occurred. In these instances, the other-than-temporary impairment loss is recognized in earnings equal to the entire excess of the debt security’s amortized cost basis over its fair value at the balance sheet date of the reporting period for which the assessment is made. When the Group does not intend to sell an impaired debt security and it is more-likely-than-not
that it will not be required to sell prior to recovery of its amortized cost basis, the Group must determine whether or not it will recover its amortized cost basis. If the Group concludes that it will not, an other-than-temporary impairment exists and that portion of the credit loss is recognized in earnings, while the portion of loss related to all other factors is recognized in other comprehensive income (loss).
Upon the adoption of ASC 326 on January 1, 2020, the allowance for credit losses of the held-to-maturity debt securities reflects the Group’s estimated expected losses over the contractual lives of the held-to-maturity debt securities and is charged to “Others, net” in the consolidated statements of comprehensive income (loss). Estimated allowances for credit losses are determined by considering reasonable and supportable forecasts of future economic conditions in addition to information about past events and current conditions. As of December 31, 2020, the allowance for credit losses provided for the held-to-maturity debt securities held by the Company was not material.
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
The Group has elected the fair value option when it initially recognizes an equity method investment as the Group determined the fair value of this investment better represents the value of the underlying assets. Such election is irrevocable and can be applied to financial assets on an individual basis at initial recognition. Any changes in fair value are recognized in earnings in the consolidated statements of comprehensive income (loss).

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Equity investments with readily
determinable
fair value, except for those accounted for under the equity method, those that result in consolidation of the investee and certain other investments, are measured at fair value, and any changes in fair value are recognized in earnings. For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC 820,
Fair Value Measurements and Disclosures
(“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Group elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.
For equity investments measured at fair value with changes in fair value recorded in earnings, the Group does not assess whether those securities are impaired. For those equity investments that the Group elects to use the measurement alternative, the Group makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss in earnings equal to the difference between the carrying value and fair value.
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
The Group, with the assistance of an independent third-party valuation firm, determined the estimated fair value of its equity investments using the alternative measurement based on observable price changes and equity method investment with fair value option elected. For business disposed during the year, the Group measured fair value upon deconsolidation using the discounted cash flow approach.

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Property and equipment
Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Estimated useful life
Electronic equipment	2-3 years
AI related equipment	2-3 years
Office equipment and fixtures	5 years
Motor vehicles	4 years
Leasehold improvements	Lesser of term of the lease or the estimated useful lives of the assets
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
two-step
test in accordance with ASC
350-20.
If the Group believes, as a result of the qualitative assessment, that it is more-likely-than-not
that the fair value of the reporting unit is less than its carrying amount, the two-step
quantitative impairment test described above is required. Otherwise, no further testing is required. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. In performing the two-step
quantitative impairment test, the first step compares the carrying amount of the reporting unit to the fair value of the reporting unit based on either quoted market prices of the ordinary shares or estimated fair value using the income approach. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired, and the Group is not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then the Group must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss. As the Company’s market capitalization was lower than the carrying amount of the net assets, the Group performed impairment assessment for the goodwill of all reporting units using the two-step
process, and goodwill amounted to RMB545,665 was fully impaired for the year ended December 31, 2019.

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
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

Estimated useful life
Customer relationship	2-6 years
Trademarks	3-10 years
Technology	1-11 years
Online game licenses	1-5 years
User base	1 year
Domain names	1-10 years
Platform	5-6 years
If an intangible asset is determined to have an indefinite life, it should not be amortized until its useful life is determined to be no longer indefinite. As of December 31, 2019 and 2020, the Group did not have any intangible assets with an indefinite life.
Impairment of long-lived assets and intangible assets
The Group evaluates its long-lived assets or asset group, including intangible assets with indefinite and finite lives, for impairment. Intangible assets with indefinite lives that are not subject to amortization are tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the assets might be impaired in accordance with ASC
350-30,
 Intangibles—Goodwill and Other: General Intangibles Other than Goodwill
. Such impairment test compares the fair values of assets with their carrying values with an impairment loss recognized when the carrying values exceed fair values. For long-lived assets and intangible assets with finite lives that are subject to depreciation and amortization are tested for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable. When these events occur, the Group evaluates impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value.

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Treasury stock
Treasury stock represents ordinary shares repurchased by the Company that are no longer outstanding and are held by the Group. Treasury stock is accounted for under the cost method. Under this method, repurchase of ordinary shares was recorded as treasury stock at historical purchase price. At retirement, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the aggregate par value is allocated between additional paid-in
capital (up to the amount credited to the additional
paid-in
capital upon original issuance of the shares) and retained earnings
.
Revenue recognition
The Group generates its revenues primarily through internet business, AI and others. The Group recognizes revenue when it has approval and commitment from the customer, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable. Pursuant to ASC 06-10-32-2A, the Group also elected to exclude sales taxes and other similar taxes from the measurement of the transaction price. Therefore, revenues are recognized net of value added taxes (“VAT”) and surcharges.
The following table presents the Company’s revenues disaggregated by revenue source:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Revenues:
Internet services
Online advertising	3,471,230	2,074,256	855,430	131,100
Internet value-added services	1,229,257	1,159,709	493,419	75,620
Advertising agency services	51,087	73,762	84,993	13,026
Other internet related services	146,776	136,846	32,057	4,913
AI and others
Sale of AI hardware products	38,793	84,515	47,741	7,317
Technical consulting and other services	44,562	58,607	39,005	5,977

Total consolidated revenues	4,981,705	3,587,695	1,552,645	237,953

(1) Internet business
Online advertising
Online advertising revenue is primarily derived from displaying advertising customer’s advertisements on the Group’s online platforms including duba.com and other websites, browsers, PC and mobile applications, and to a lesser extent, on third-party advertising publishers’ websites or mobile applications. The Group has three general pricing models for its advertising products: cost over a time period, cost for performance basis and cost per impression basis. For advertising contracts over a time period, the Group generally recognizes revenue ratably over time, because the customer simultaneously receives and consumes the benefits as the Group performs throughout a fixed contract term. For contracts that are charged on the cost for performance basis, the Group charges an agreed-upon fee to its customers determined based on the effectiveness of advertising links, which is typically measured by clicks, transactions, installations, user registrations, and other actions originating from the Group’s online platforms. Revenue is recognized at a point in time when there is an effective click, transaction, installations, user registrations, and other actions originating from the Group’s online platforms. For contracts that are charged on the cost per impression basis, the Group recognizes the revenue at a point in time when the impressions are delivered. For online advertising services arrangement involving third-party advertising publishers’ websites or mobile publications, the Group recognizes gross revenue the amount of fees received or receivable from customers as the Group has control over the advertising services before they are transferred to the customer, and therefore, the G rou
p is not arranging for the advertising services to be provided by third parties on their internet properties. Revenue for online advertising services involving third-party advertising publishers’ websites or mobile publications is recognized at a point in time when all the revenue recognition criteria are met. Payments made to the third-party advertising publishers or content providers are included in cost of revenues.

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Internet value-added services
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
The Group tracks the
in-game
virtual item purchases and
log-in
history of the paying users to calculate the retention of game users based on a statistical model in order to arrive at the best estimate of the average paying users’ life of each game. For newly launched games with a limited period of paying users’ data available for the estimate, the Group considers the estimated average paying users’ life of other recently launched games with similar characteristics. The Group also creates and offers virtual items to be used by users on mobile live broadcast application “LiveMe”, which was operated and maintained by the Group. All “LiveMe” live video shows are available free of charge and fans can purchase virtual items on the platform with virtual currencies to support their favorite performers. The Group recognizes revenue from LiveMe on a gross basis as it has control over the fulfillment of providing mobile live broadcasts on the LiveMe platform, and records payments to the performers and third-party payment platforms as cost of revenues. When virtual currencies are converted into virtual items which are consumed simultaneously, performers receive a certain number of virtual diamonds as a result. When performers receive virtual diamonds, they have a choice to either cash out the virtual diamonds or convert them into virtual currencies and continue to consume the virtual currencies on the platform. Since the performers can convert the virtual items into cash and recharge into their account (if they do) or directly convert into virtual currencies, the Group believes that the conversion into virtual currencies is analogous to recharge by cash and revenue should be recognized when virtual currencies converted from virtual items are consumed. Proceeds received from users for the sales of virtual currencies are recorded as contract liability, representing prepayments received from users in the form of the Group’s virtual currency not yet converted into virtual items. Revenue recognized is based on the weighted average unit price of virtual currencies and the quantities of virtual currencies converted into virtual items. The weighted average unit price of virtual currencies is calculated on a monthly basis as the sum of the contract liability at the beginning of the month, proceeds received during the month and the cash value of the virtual diamonds converted into virtual currencies divided by the sum of the virtual currencies balance at the beginning of the month plus the quantity of virtual currencies generated during the month. Commission fees paid to distribution platforms and payment channels and the fees shared by the third-party game developers are recorded as cost of revenues. The Group ceases to provide this service as Live.me was deconsolidated on September 30, 2019 (Note 3).

F-3
1

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Advertising agency services
The Group provides advertising agency services by arranging advertisers to purchase various advertisement products from certain online networks. The Group receives from the online network performance-based commissions, which are determined based on a pre-specified
percentage of the payment by the advertisers for the online network’s various advertisement products. The Group acts as an agent to arrange for the advertising services to be provided by third parties on their internet properties. Revenue from advertising agency services is recognized on a net basis at a point in time when the advertisement products are delivered by the online networks. The revenue is estimated by the Group based on the real-time advertising performance results provided by the online networks and the commission rates pre-determined
in contracts signed with relevant online networks. There was no significant difference between the Group’s estimates and the subsequent periodic invoices provided by the online network for all the periods presented. Receivables from advertising agency services were included in other receivables from advertisers in “Prepayments and other current assets” and payable to online networks were included in payable to online advertising platforms as agency in “Accrued expenses and other current liabilities” on the consolidated balance sheets.
Other internet related services
Other internet related services primarily comprise of the sale of application membership and anti-virus security solutions. The Group distributes its application membership and anti-virus security solutions to enterprise and individual users, which can be downloaded online and available for the users for a period of time as specified in the contract. The software license and the when-and-if
available updates are accounted for as a single performance obligation as the license and the updates are inputs to a combined item in the contract. Fees charged to enterprise or individual users are recognized as revenue over time because the customer simultaneously receives and consumes the benefits as the Group performs throughout a fixed contract term.
(2) AI and others
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
(3) Other revenue recognition related policies
For arrangements that include multiple performance obligations, the Group would evaluate all the performance obligations in the arrangement to determine whether each performance obligation is distinct in the context of contract. Consideration is allocated to each performance obligation based on its standalone selling price. If a promised good or service does not meet the criteria to be considered distinct in the context of contract, it is combined with other promised goods or services until a distinct bundle of goods or services exists.
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

F-3
2

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Deferred revenue
The Group recognizes a contract liability in the consolidated balance sheets for the contracts where the Group received the payments but have not satisfied the related performance obligation. Contract liabilities were mainly related to advance from customers in advertising services, fees for application membership, anti-virus security solutions and internet value-added services to be provided over a period of time and purchase of virtual currencies from users in mobile game and live broadcast application, which were included in deferred revenue in “Accrued expenses and other non-current
liabilities” on the consolidated balance sheets. The amount of revenue recognized that was included in the deferred revenue balance at the beginning of the year were RMB73,837, RMB84,703, and RMB94,056 (US$14,415) for the years ended December 31, 2018, 2019 and 2020, respectively.
Cost of revenues
Cost of revenues primarily consists of traffic acquisition cost, bandwidth and cloud service costs, content and channel costs, royalty fees, salaries and benefits, share-based compensation expenses, depreciation of equipment, amortization of intangible assets and cost of products sold.
Selling and marketing expenses
Selling and marketing expenses consist primarily of advertising and promotional expenses, staff costs, share-based compensation expenses and other related incidental expenses that are incurred directly to attract or retain users and customers for the Group’s websites, applications, software and online platforms. Advertising and promotional expenses are expensed when incurred. For the years ended December 31, 2018, 2019 and 2020, advertising and promotional expenses were RMB1,646,378, RMB1,305,720 and RMB550,566 (US$84,378), respectively.

F-3
3

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
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
Leases
Prior to the adoption of ASC 842,
Leases
(“ASC 842”) on January 1, 2019 leases have been classified as either capital or operating leases at the inception date. Leases that transfer substantially all the benefits and risks incidental to the ownership of assets are accounted for as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the periods of their respective lease terms. The Group leases office space under operating lease agreements. Certain of the lease agreements contain rent holidays. Rent holidays are considered in determining the straight-line rent expense to be recorded over the lease term. The lease term begins on the date of initial possession of the lease property for purposes of recognizing lease expense on a straight-line basis over the term of the lease.
The Group adopted ASC 842 from January 1, 2019 by using the modified retrospective method and did not restate the comparable periods. The Group has elected the package of practical expedients, which allows the Group to carry forward the historical lease classification, not to assess whether a contract is or contains a lease and initial direct costs for any leases that exist prior to adoption of the new standard. The Group has also elected the practical expedient not to separate lease and non-lease
components for certain classes of underlying assets and the short-term lease exemption for contracts with lease terms of 12 months or less.
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

F-3
4

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE
YEARS
ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in thousands of
Renminbi
(“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

The Group reassesses whether a contract is or contains a lease whenever a substantive change is made to the terms and conditions of the contract. Such changes are not limited to those that meet
the definition of a lease modification, which is a specific type of modification characterized by a change in the scope of or consideration for a lease. When a modification does not meet the definition of a lease modification, the Group reassesses whether the contract is or contains a lease but would not apply the lease modification framework if the conclusion regarding whether the contract is or contains a lease is unchanged. If there is a lease modification, the Group considers whether the lease modification results in a separate contract. If so, the Group accounts for the separate contract the same manner as any other new lease, in addition to the original unmodified contract. Otherwise, the Group remeasures and reallocates the remaining consideration in the contract, reassesses the classification of the lease at the effective date of the modification and accounts for any initial direct costs, lease incentives and other payments made to or by the lessee. If the modification fully or partially terminate the existing lease, the Group remeasures the lease liability and decreases the carrying amount of the right-of-use
asset in proportion to the full or partial termination of the existing lease and recognize in profit or loss any difference between the reduction in the lease liability and the reduction in the right-of-use
asset.

F-3
5

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
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
The Group applies ASC 740,
Accounting for Income Taxes
, to account for uncertainty in income taxes. ASC 740 prescribes a recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group has recorded unrecognized tax benefits in the other non-current
liabilities in the accompanying consolidated balance sheets. The Group has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of “Income tax expenses”, in the consolidated statements of comprehensive income (loss).
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
Share-based compensation
The Group accounts for share-based compensation in accordance with ASC 718,
Compensation-Stock Compensation: Overall
.

F-3
6

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
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
The Group has elected to recognize share-based compensation using the accelerated method, for all share-based awards granted with graded vesting based on service conditions. The Group, with the assistance of an independent third-party valuation firm determined the fair value of the share-based awards. The binomial tree option pricing model was applied in determining the estimated fair value of the options granted to employees.
A change in any of the terms or conditions of share options is accounted for as a modification of share-based awards. The Group calculates the incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested share-based awards, the Group recognizes incremental compensation cost in the period the modification occurred. For unvested share-based award, the Group recognizes, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date
.
Earnings (loss) per share
Earnings (loss) per share are calculated in accordance with ASC
260-10,
Earnings per Share: Overall
. Basic earnings per share are computed by dividing net income (loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year using the two-class
method. Under the
two-class
method, net income (loss), accretion of the redeemable noncontrolling interests and dilution effect arising from share-based awards issued by subsidiaries are allocated to ordinary shares based on their participating rights in the undistributed earnings as if all the earnings for the reporting period had been distributed.
Diluted earnings per share is calculated by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the vesting of restricted shares and the exercising of option using the treasury stock method. The computation of the dilutive earnings (loss) per share of Class A ordinary share assumes the conversion of Class B ordinary shares.
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

F-3
7

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Segment reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (the “CODM”), which is the chief executive officer. Starting from 2017, the Group reorganized its operation into three segments: utility products and related services, mobile entertainment business and AI and others. In 2020, the Group disposed certain gaming-related businesses in the overseas markets. As a result, the Group expects the revenue contribution from the mobile game business to decrease in the foreseeable future. Therefore, the Group started reporting its revenues and operating profits by two segments: internet business and AI and others. The Group has retrospectively revised segment information from the previous periods to conform to the requisite presentation for the current period.
Concentration of risks
Concentration of credit risk
Financial instruments that are potentially subject to credit risk consist of cash and cash equivalents, restricted cash, short-term investments, available-for-sale
debt securities, accounts receivable and other receivables. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk. As of December 31, 2020, the Group has RMB1,661,258 (US$254,598) in cash and cash equivalents, restricted cash, short-term investments and available-for-sale
debt securities, and 14.6% and 85.4% of which are held by financial institutions in the PRC and international financial institutions outside of the PRC, respectively. Deposits held with financial institutions were not protected by statutory or commercial insurance. In the event of bankruptcy of one of these financial institutions, the Group may be unlikely to claim its deposits back in full. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.
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
Business, customer, political, social and economic risks
The Group participates in a dynamic high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: changes in the overall demand for services and products; competitive pressures due to new entrants; advances and new trends in new technologies and industry standards; changes in bandwidth suppliers; changes in certain strategic relationships or customer relationships; regulatory considerations; copyright regulations; and risks associated with the Group’s ability to attract and retain employees necessary to support its growth and risks related to outbreaks of epidemics, such as
COVID-19.
On February 21, 2020, the Company’s Google Play Store, Google AdMob, and Google AdManager accounts had been disabled, which adversely affected its ability to attract new users and generate revenue from Google.
For the year ended December 31, 2018, approximately 14.4%, and 12.1% of the Group’s total revenue were derived from Google and Baidu, respectively. For the year ended December 31, 2019, approximately 13.8% and 8.1% of the Group’s total revenue were derived from Google and consumption of virtual items by users via Google, respectively. For the year ended December 31, 2020, no individual customer accounted for over 10% of the Group’s total revenue.

F-3
8

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
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
Foreign currency exchange rate risk
While the Group’s reporting currency is RMB, a portion of the Group’s revenues and costs are generated and denominated in US$. As a result, the Group is exposed to foreign exchange risk as its revenues and results of operations may be affected by fluctuations in the exchange rate between U.S. dollar and RMB. If the US$ depreciates against the RMB, the value of the Group’s US$ revenues expressed in the RMB financial statements will decline. On June 19, 2010, the People’s Bank of China announced the end of the RMB’s de facto peg to US$, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB exchange rate flexibility. The appreciation of the RMB against US$ was approximately 5.7% for the year ended December 31, 2018, the depreciation of the RMB against US$ was approximately 4.1% for the years ended December 31, 2019 and the appreciation of the RMB against US$
was
approximately 6.27% for the years ended December 31, 2020. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange
rate between the RMB and the US$ in the future.
Impact of
COVID-19
During the year ended December 31, 2020, the Group’s operations have been affected by the
COVID-19
pandemic. The Company’s online marketing revenues declined compared to the prior period mainly due to weakness in online advertising demand as its customers in certain industries are negatively impacted by
COVID-19.
The Group has also provided additional credit losses for accounts receivable and other receivables, recognized impairment charges on its long-term investments and intangible assets, and recorded its share of losses from equity method investees in the year ended December 31, 2020, due to the impact of
COVID-19
and other factors. In addition, increased market volatility has contributed to larger fluctuations in the valuation of the Group’s equity investments.
There are still uncertainties of
COVID-19’s
future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of
COVID-19,
possibility of a second wave in China, the development and progress of distribution of
COVID-19
vaccine and other medical treatment, the potential change in user behavior, especially on internet usage due to the prolonged impact of
COVID-19,
the actions taken by government authorities, particularly to contain the outbreak, stimulate the economy to improve business condition, almost all of which are beyond the Group’s control. As a result, certain of the Group’s estimates and assumptions, including the allowance for credit losses, the valuation of certain debt and equity investments, long-term investments, and long-lived assets subject to impairment assessments, require significant judgments and carry a higher degree of variabilities and volatilities that could result in material changes to the Group’s current estimates in future periods.

F-
39

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Recently issued accounting pronouncements
In December 2019, the FASB issued ASU
2019-12,
Simplifying the Accounting for Income Taxes
(Topic 740), which removes specific exceptions to the general principles in Topic 740 and to simplifies accounting for income taxes. The guidance is effective for all entities for fiscal years beginning after December 15, 2020 and for interim periods within those fiscal years. The Group does not expect the adoption to have a material impact on its consolidated financial statements.
In January 2020, the FASB issued ASU
2020-01,
Investments-Equity Securities
(Topic 321),
Investments-Equity Method and Joint Ventures
(Topic 323), and
Derivatives and Hedging
(Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815, which clarifies the interaction of the accounting for equity investments under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. The amendments clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the measurement alternative in accordance with ASC 321,
Investments- Equity Securities
, immediately before applying or upon discontinuing the equity method. The amendments also clarify that for the purpose of applying paragraph ASC
815-10-15-141(a)
an entity should not consider whether, upon the settlement of the forward contract or exercise of the purchased option, individually or with existing investments, the underlying securities would be accounted for under the equity method in ASC 323 or the fair value option in accordance with the financial instruments guidance in ASC 825. The guidance is effective for all entities for fiscal years beginning after December 15, 2020 and for interim periods within those fiscal years. The Company is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

F-4
0

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

3.	BUSINESS COMBINATIONS AND DECONSOLIDATIONS
Deconsolidation in 2020
During the year ended December 31, 2020, the Group disposed certain gaming related business and one utility product in its Internet Business segment to a third party and a related party. Consequently, the Group lost control over such businesses and deconsolidated their financial results from the Group’s financial statements from the date of disposal with total consideration of

RMB202,275 (US$31,000)

and contingency consideration of

RMB
11,745
(US$
1,800)
. The Group recognized a total gain of RMB
226,502
(US$
34,713)
from these transactions in “Other income” in the consolidated statements of comprehensive income for the year ended December
31
,
2020
.
The Group further disposed its major gaming related business to certain investees. Consequently, the Group lost control over such businesses and deconsolidated their financial results from the Group’s financial statements from the date of disposal. The Group measured shares acquired during the disposal from certain investees at fair value and recognized a total gain of RMB182,550 (US$27,977) from the transactions in “Other income” in the consolidated statements of comprehensive income for the year ended December 31, 2020.
The Group owns
36% voting rights of these investees, which might be further increased to a higher percentage, expecting

75%

as the highest subject to further adjustments as share split, share combination, etc. in some of the investees, provided that the Group chooses to convert its preferred shares into ordinary shares in full or in part upon certain conversion events. As the Group’s equity interests are not in-substance
common stock and the investment does not have readily determinable fair value, the interests was accounted for using the measurement alternative. These equity investees will be considered related parties after deconsolidation.
The Group also disposed its partial interest in an entity operating utility related business through the sale of shares. Consequently, the Group lost control over such businesses and deconsolidated their financial results from the
Group’s
financial statements from the date of disposal. The Group measured the remaining interests at fair value upon deconsolidation and recognized a total loss of

RMB14,827 (US$2,272) from the transactions in “Other expenses” in the consolidated statements of comprehensive income for the year ended December 31, 2020. Subsequent to the deconsolidation, the Group owns 47.1% voting rights and the remaining interests are accounted for as equity method. These equity investees will be considered related parties after deconsolidation.
The deconsolidation of these businesses did not
meet
the definition of a discontinued operation in accordance with ASC
205-20,
Presentation of Financial Statements – Discontinued Operations (“ASC
205-20”),
as the disposal did not represent a shift in the Group’s strategy that has (or will have) a major effect on an entity’s operations and financial results.
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
Deconsolidation in 2019
In September 2019, Live.me Inc (“Live.me”), a former subsidiary of the Company, amended its share incentive plan to increase the number of shares to be issued under the current plan, and issued certain number of new shares into a trust under the plan for the benefit of current and future recipients of Live.me’s share incentive awards. Consequently, the Company was no longer a majority shareholder of Live.me and deconsolidated Live.me’s financial results from the Company’s financial statements from September 30, 2019. The Group recognized a total gain of RMB839,834 (US$120,635) from the transaction in “Other income, net” in the consolidated statements of comprehensive loss for the year ended December 31, 2019. The deconsolidation of Live.me did not meet the definition of a discontinued operation in accordance with ASC
205-20
as the disposal of Live.me did not represent a shift in the Group’s strategy that has (or will have) a major effect on an entity’s operations and financial results. Subsequent to the deconsolidation, the Group owns 49.6% voting rights of Live.me. The remaining interests is accounted for equity investment using the fair value option in accordance with ASC 825 and Live.me was considered a related party after deconsolidation.

F-4
1

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Deconsolidation in 2018
On October 8, 2018, the Group entered into an agreement to dispose its 24.8% equity interest of Hong Kong Youloft Technology Limited (“Youloft HK”) to a shareholder, for a cash consideration of RMB97,450. Subsequent to the transaction and the dilution of a newly established share award scheme of Youloft HK, the Group owned 21.9% equity interests of Youloft HK on a fully diluted basis. Subsequent to the transaction, the Group considered lost control over Youloft HK. As the Group’s remaining equity interests are not in-substance
common stock and the investment does not have readily determinable fair value, the investment was accounted for using the measurement alternative. The Group recognized a total gain of RMB176,442 from the transaction in “Other income, net” in the consolidated statements of comprehensive income for the year ended December 31, 2018. The deconsolidation of Youloft HK did not meet the definition of a discontinued operation in accordance with
ASC 205-20,
as the disposal of Youloft HK did not represent a shift in the Group’s strategy that has (or will have) a major effect on an entity’s operations and financial results.

F-4
2

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

4.	INVESTMENTS
(a) Short-term investments
As of December 31, 2019, and 2020, short-term investments included time deposits, and structured note in commercial banks which are classified as available-for-sale
debt securities in accordance with ASC
320-10,
of RMB1,369,118 and RMB360,803 (US$55,295), respectively.
For the years ended December 31, 2018, 2019 and 2020, the Group recognized interest income from its short-term investments of RMB38,368, RMB45,993 and RMB23,780 (US$3,644), respectively. For the years ended December 31, 2018, 2019 and 2020, the Group recognized fair value gains (losses) on available-for-sale
debt securities of nil, RMB6,049 and nil

in other comprehensive income, respectively.
The Group recognized an impairment loss on short-term investments of nil, RMB3,506 and RMB7,096 (US$1,088) in other expense
, net in the consolidated comprehensive income (loss) for the years ended December 31, 2018, 2019 and 2020, respectively.
(b) Long-term investments
The Group’s long-term investments include equity investments accounted for using the measurement alternative, equity investments with readily determinable fair value, equity investments method accounted for using equity method, equity method investments accounted for using fair value option and available-for-sale
debt securities.

F-4
3

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Equity investments accounted for using the measurement alternative
In accordance with ASC 321, the Group elected to use the measurement alternative to measure such investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. As of December 31, 2019 and 2020, the carrying amount of the Group’s equity investments accounted for using the alternative measurement was RMB1,895,951 and RMB1,817,891 (US$278,604), including RMB618,314 and RMB641,969 (US$98,386) accumulated impairment, and RMB
424,564
and RMB231,092 (US$
35,416
) accumulated upward adjustment, respectively. During the years ended December 31, 2019 and 2020, certain equity investments were remeasured based on observable price changes in orderly transactions for an identical or similar investment of the same issuer, the aggregate carrying amount of these investments was RMB926,926 and RMB243,525 (US$37,322) as of December 31, 2019 and 2020, respectively.
Total unrealized and realized gains and losses of equity securities without readily determinable fair values for the years ended December 31, 2019 and 2020 were as follows:

	For the year ended December, 31
	2019	2020
	RMB	RMB	US$
Gross unrealized gains (upward adjustments)	78,321	121,555	18,629
Gross unrealized losses (impairment)	(180,913)	(66,063)	(10,125)

Net unrealized (losses) gains on equity securities held	(102,592)	55,492	8,504
Net realized gains on equity securities sold	—	482,202	73,901

Total net gains (losses) recognized in other income, net	(102,592)	537,694	82,405

In 2020, the Group: i) acquired other equity interests in three equity investees for a total consideration of RMB20,000. ii) disposed the remaining portion of equity ownership of Bytedance and recognized a disposal gain of RMB465,877 (US$71,399)
in “Other income, net” (iii) recognized RMB342,433 (US$52,480) of remaining interest in the gaming related business as result of the deconsolidation.
In 2019, the Group: i) acquired additional preferred shares of Beijing OrionStar Technology Co., Ltd. (“Beijing OrionStar”) with a cash consideration of RMB262,072. Subsequent to the transaction, the Group owned 38.7% equity interests not qualified as in-substance
common stock of Beijing OrionStar. ii) acquired other equity interests in 14 equity investees for total consideration of RMB172,033.
In 2018, the Group: i) acquired additional preferred shares of Beijing OrionStar at a cash consideration of RMB203,216. ii) disposed certain portion of equity ownership of Bytedance and recognized disposal gain of RMB
300,211
and a fair value gain of RMB300,211 for the remaining portion of equity ownership in “Other income, net”. iii) owned 21.9% equity interest not qualified as in-substance
common stock of Youloft HK after deconsolidation (Note 3), with fair value of RMB93,458. iv) acquired other equity interests in 14 internet companies for total consideration of RMB208,192. v) recognized unrealized gains RMB357,372 and unrealized losses RMB94,895.

F-4
4

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

The Group received dividends form investees of RMB nil, RMB 13,217 and RMB4,002 (US$613) for the years ended December 31, 2018, 2019 and 2020, respectively.
Equity investments with readily determinable fair value
The Group purchased equity interest of a company listed on the HK Stock Exchange. The fair value of the share interests was RMB30,743 and RMB11,411 (US$1,749) as of December 31, 2019 and 2020, respectively. Unrealized gains for the equity investments with readily determinable fair value were nil, RMB2,853 and RMB5,327 (US$816), which were recorded in “Other income, net” in the consolidated comprehensive income (loss) for years ended December 31, 2018, 2019 and 2020, respectively. Realized gains for the equity investments with readily determinable fair value were nil, nil and RMB18,488 (US$2,833), which were recorded in “Other income, net” in the consolidated comprehensive income (loss) for years ended December 31, 2018, 2019 and 2020, respectively.
Equity investment accounted for using fair value option
In September 2019, the Group owned 49.6% equity interest of Live.me on a fully dilutive basis after deconsolidation (Note 3). The fair value of the remaining share interests was RMB388,581 and RMB364,298 (USD$55,831) as of December 31, 2019 and 2020, respectively. Unrealized (losses) gain for Equity investments accounted for using fair value option were RMB(102,555) and RMB857 (US$131), which were recorded in “Other income, net” in the consolidated comprehensive income (loss) for the years ended December 31, 2019 and 2020, respectively.
Equity investments accounted for using equity method
The carrying amount of the Company’s equity method investments were RMB194,473 and RMB216,126 (US$33,123) as of December 31, 2019 and 2020, respectively.
In 2020, the Group acquired equity method investments with aggregate consideration of RMB15,040 (US$2,305), and recognized RMB18,000 (US$2,759) of equity method investments as result of the deconsolidation of a business in the Group’s Internet Business segment.
In 2019, the Group acquired: i) equity interests in Ziniu Fund, L.P. with a cash consideration of RMB30,000
; ii)
other equity method investments with aggregate consideration of RMB4,026.
In 2018, the Group acquired equity method investments with aggregate consideration of RMB5,721.
The Group recorded a loss of RMB384, a gain of RMB7,594 and a loss of RMB5,231 (US$802) from equity investments accounted for using equity method for the years ended December 31, 2018, 2019 and 2020, respectively. The Group also recognized impairment losses of RMB31, nil and nil for the years ended December 31, 2018, 2019 and 2020, respectively.

F-4
5

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

None of equity method investments, including the investment that the Group elects to account for using the fair value option, was considered individually material for the years ended December 31, 2018, 2019 and 2020. The Group summarized the unaudited condensed financial information of the Group’s equity investments as a group below in accordance with
Rule 4-08
of Regulation
S-X:

	As of December 31,
	2019	2020
	RMB	RMB	US$
Balance sheet data:
Current assets	469,712	452,904	69,411
Non-current assets	862,552	1,072,284	164,335
Current liabilities	280,790	220,499	33,793
Non-current liabilities	15,610	7,771	1,191
Redeemable preferred shares	870,001	875,199	134,130

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Operating data:
Revenues	24,073	970,017	944,974	144,824
Gross profit	12,830	223,883	307,531	47,131
Operating income (loss)	29,066	(66,751)	109,456	16,775
Net income (loss)	25,301	(78,146)	115,962	17,772
Available-for-sale
debt securities
Available-for-sale
debt securities in long-term investments primarily represent investments in structured notes. As of December 31, 2019, and 2020, long-term available-for-sale
debt securities were RMB6,976 and nil, respectively.
For the years ended December 31, 2018, 2019 and 2020, the Group recognized fair value (loss) gain on long-term available-for-sale
debt securities of RMB(3,732), RMB4,864 and nil, respectively in other comprehensive income.

5.	ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2019	2020
	RMB	RMB	US$
Accounts receivable	578,591	325,606	49,902
Allowance for credit losses	(109,315)	(100,020)	(15,329)

Accounts receivable, net	469,276	225,586	34,573

F-4
6

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

The movements in the allowance for credit losses were as follows:

	2018	2019	2020	2020
	RMB	RMB	RMB	USD
Balance as of January 1	72,115	83,991	109,315	16,753
Adoption of ASC 326	—	—	9,053	1,387
Amounts charged to expenses	10,099	24,807	(2,973)	(456)
Amounts written off	(1)	(2)	(10,099)	(1,548)
Disposal of a subsidiary	—	—	(68)	(10)
Foreign Exchange effect	1,778	519	(5,208)	(797)

Balance as of December 31	83,991	109,315	100,020	15,329

As of December 31, 2019 and 2020, all accounts receivable was due from third party customers. Provision for credit losses for the years ended December 31, 2018, and 2019 were

RMB
10,099
 and
RMB
24,807
,
respectively, and reversal

of credit losses for the year ended December
31
,
2020
were RMB
2,973
(US$
456)
.
Starting from January 1, 2020, the Group adopted ASC 326, which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. The Group used a modified retrospective approach with a cumulative-effect increase of approximately RMB9,053

(US$1,387)

million recorded in the opening balance of retained earnings
.

6.	PREPAYMENTS AND OTHER CURRENT ASSETS

	As of December 31,
	2019	2020
	RMB	RMB	US$
Other receivables from advertisers	712,774	726,945	111,409
Advances to suppliers	156,873	110,816	16,983
Prepaid expenses	50,398	42,464	6,508
Inventories	31,287	24,062	3,688
Receivable from third-party payment platform	25,994	14,848	2,276
Convertible loans (i)	102,741	83,357	12,775
Others	76,656	113,560	17,404
Impairment of prepayments and inventory	(75,992)	(108,739)	(16,665)
Allowance for credit losses	(144,622)	(171,619)	(26,302)

Total	936,109	835,694	128,076

(i)
As of December 31, 2019
and
2020, convertible loans were fully impaired.
Convertible loans included a convertible loan of RMB66,000 (US$10,115) to a third party. The conversion features and the put option were considered as embedded derivatives that do not meet the criteria to be bifurcated and were accounted for together with the loan receivable. In accordance with ASC 810, the third-party is a variable interest entity, as it does not have sufficient equity at risk to fully fund the construction of all assets required for principal operations. The Group is not considered as the primary beneficiary, as it does not have power to direct the activities of the third-party retail company that most significantly impact its economic performance.

F-4
7

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

The movements in the allowance for credit losses were as follows:

	2018	2019	2020	2020
	RMB	RMB	RMB	USD
Balance as of January 1	5,941	75,648	144,622	22,164
Adoption of ASC 326	—	—	19,765	3,029
Amounts charged to expenses	68,194	69,218	10,862	1,665
Amounts written off	(5)	—	—	—
Disposal of a subsidiary	(228)	—	(11)	(2)
Foreign Exchange effect	1,746	(244)	(3,619)	(554)

Balance as of December 31	75,648	144,622	171,619	26,302

Provision for credit losses and impairment of assets for the years ended December 31, 2018, 2019 and 2020 were RMB6,292, RMB109,408 and RMB32,999 (US$5,057), respectively. The effect of adopting ASC 326 was RMB19,765 (US$3,029)
to the opening balance of retained earnings. Reserve for inventory for the years ended December 31, 2018, 2019 and 2020 were RMB149, RMB2,800 and RMB23,694 (US$3,631), respectively.

F-4
8

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

7.	PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2019	2020
	RMB	RMB	US$
Electronic equipment	110,820	86,602	13,273
AI related equipment	58,023	118,039	18,090
Leasehold improvements	65,028	60,392	9,255
Office equipment and fixtures	28,374	26,039	3,991
Motor vehicles	4,579	4,176	640
Construction in progress	2,018	—	—
Less: Accumulated depreciation	165,445	184,038	28,205
Less: Accumulated impairment	—	9,226	1,414

Property and equipment, net	103,397	101,984	15,630

Depreciation expense of property and equipment for the years ended December 31, 2018, 2019 and 2020 were RMB40,244, RMB37,382 and RMB52,137 (US$7,990), respectively. The impairment recognized on property and equipment were nil, nil and RMB9,226 (US$1,414) for the years ended December 31, 2018, 2019 and 2020, respectively, as the undiscount cash flow could not cover the carrying value. The Group recorded impairment loss in “Other operating expense”
.

8.	INTANGIBLE ASSETS, NET
Intangible assets and the related accumulated amortization were summarized as follows:

	As of December 31, 2020
	Gross carrying value	Accumulated amortization	Accumulated impairment	Net carrying value
	RMB	RMB	RMB	RMB	US$
Online game licenses	179,843	(122,515)	(54,238)	3,090	473
Technology	139,367	(118,478)	(12,069)	8,820	1,352
Platform	71,783	(39,485)	(32,298)	—	—
Customer relationship	46,570	(43,920)	(2,650)	—	—
User base	45,321	(45,321)	—	—	—
Trademarks	15,820	(13,674)	(2,142)	4	1
Domain names	4,576	(3,915)	—	661	101
Non-compete agreements	1,610	(1,610)	—	—	—

Total	504,890	(388,918)	(103,397)	12,575	1,927

F-
49

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

	As of December 31, 2019
	Gross carrying value	Accumulated amortization	Accumulated impairment	Net carrying value
	RMB	RMB	RMB	RMB
Online game licenses	195,903	(128,370)	(50,417)	17,116
Technology	149,227	(125,350)	(1,473)	22,404
Platform	76,748	(42,206)	(34,532)	10
Customer relationship	49,308	(46,474)	(2,834)	—
User base	48,490	(48,490)	—	—
Trademarks	22,824	(17,154)	(1,279)	4,391
Domain names	4,234	(3,679)	—	555
Non-compete agreements	1,610	(1,610)	—	—

Total	548,344	(413,333)	(90,535)	44,476

The Group recorded impairment loss in “Other operating expense”. The impairment recognized on intangible assets were RMB
12,767
, RMB
8,800
and RMB
17,746
(US$
2,720)
for the years ended December
31
,
2018
,
2019
and
2020
,
respectively, as the undiscount cash flow could not cover the carrying value.
Amortization expense of intangible assets for the years ended December 31, 2018, 2019 and 2020 were RMB39,863, RMB28,086 and RMB16,409 (US$2,515), respectively.

Estimated amortization expense relating to the existing intangible assets with finite lives for each of next five years and thereafter is as follows:

	For the year ending December 31,
	RMB	US$
2021	1,677	256
2022	1,446	222
2023	1,421	218
2024	1,313	201
2025	1,303	200
Thereafter	5,415	830

F-5
0

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

9.	LEASE
The Group’s operating leases mainly related to offices and employees’ accommodation facilities. For leases with terms greater than 12 months, the Group records the related assets and lease liabilities at the present value of lease payments over the term. Certain leases include rental-free periods and renewal options, which are factored into the Group’s determination of lease payments when appropriate. As of December 31, 2019 and 2020, the Group had no finance leases.
As of December 31, 2019 and 2020, the weighted average remaining lease term was 3.7 years 3.0 years, respectively, and the weighted average discount rate was 4.9% and 4.7% for the Group’s operating leases respectively.
Operating lease cost for the year ended December 31, 2019 and 2020, was RMB66,609 and RMB50,035 (US$7,668) respectively, which excluded cost of short-term contracts. Short-term lease cost for the year ended December 31, 2019 and 2020 was RMB7,039 and RMB9,864 (US$1,512), respectively. For the years ended December 31, 2019 and 2020, no lease cost was capitalized.
Future lease payments under operating leases as of December 31, 2020 were as follows:

	For the year ending December 31,
	RMB	US$
2021	7,074	1,084
2022	6,463	990
2023	4,722	724
2024	1,994	306

Total future lease payments	20,253	3,104
Less: imputed interest	1,420	218

Total lease liability balance	18,833	2,886

F-5
1

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

10.	ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other current liabilities
	As of December 31,
	2019	2020
	RMB	RMB	US$
Payable to online advertising platforms as agency	636,745	744,314	114,071
Accrued operating expenses	196,459	203,820	31,237
Salary and welfare payable	165,207	104,716	16,048
Advance received in advertising agency services	113,988	73,034	11,193
Accrued advertising, marketing and promotional expenses	105,695	48,027	7,360
Deferred revenue	93,821	108,376	16,611
Operating lease liabilities current portion	58,503	6,876	1,053
Other taxes payable	30,890	23,468	3,597
Accrued bandwidth and cloud service costs	6,581	1,853	284
Others	96,839	75,558	11,580

Total	1,504,728	1,390,042	213,034

Other non-current liabilities
	As of December 31,
	2019	2020
	RMB	RMB	US$
Uncertain tax position	61,388	174,113	26,683
Operating lease liabilities non-current portion	121,601	11,957	1,833
Others	6,242	6,202	951

Total	189,231	192,272	29,467

11.	SEGMENT INFORMATION
The Company presents segment information after elimination of inter-company transactions. In general, revenues, cost of revenues and operating expenses are directly attributable, or are allocated, to each segment. The Company allocates cost of revenues and operating expenses that are not directly attributable to a specific segment, such as those that support infrastructure across different segments, to different segments mainly on the basis of usage, revenue or headcount, depending on the nature of the relevant cost of revenues and operating expenses. The Company does not allocate assets to its segments as the CODM does not evaluate the performance of segments using asset information.
The following tables present the summary of each segment’s revenues, operating income (loss) which were considered as segment operating performance measure, for the years ended December 31, 2018, 2019 and 2020:

F-5
2

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Revenues:
Internet business	4,898,350	3,444,573	1,465,899	224,659
AI and others	83,355	143,122	86,746	13,294

Total revenues	4,981,705	3,587,695	1,552,645	237,953

Operating income (loss):
Internet business	722,453	(78,179)	190,427	29,184
AI and others	(170,113)	(359,628)	(640,560)	(98,170)
Unallocated expenses(i)	(85,118)	(673,105)	(80,982)	(12,411)

Total operating income (loss)	467,222	(1,110,912)	(531,115)	(81,397)

(i)	Unallocated items include share-based compensation and goodwill impairment which were not allocated to segments.

F-5
3

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

12.	GEOGRAPHICAL INFORMATION
The following tables set forth revenues and property and equipment, net by geographic area:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Revenues:
PRC	1,971,113	1,388,107	698,910	107,113
Non-PRC(i)	3,010,592	2,199,588	853,735	130,840
United States	1,731,490	1,342,021	437,262	67,013
Rest of the world(ii)	1,279,102	857,567	416,473	63,827

	As of December 31,
	2019	2020
	RMB	RMB	US$
Property and equipment, net:
PRC	100,389	98,438	15,087
Non-PRC	3,008	3,546	543

(i)
Non-PRC
revenue refers to revenues generated by the Group’s operating legal entities incorporated outside China. Such revenues are primarily attributable to customers located outside China based on customers’ registered addresses.

(ii)	No individual country, other than disclosed above, exceeded 10% of total revenues for the years ended December 31, 2018, 2019 and 2020, respectively.

13.	INCOME TAXES
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
Hong Kong
Cheetah Technology, HK Zoom, Cheetah Information, Cheetah Mobile Hong Kong and Multicloud Limited are incorporated in Hong Kong and are subject to Hong Kong profits tax rate of 16.5%.
Singapore
Cheetah Mobile Singapore is incorporated in Singapore and is subject to Singapore corporate income tax rate of 17% in 2015. Started from 2016, the Singapore Economic Development Board (“EDB”) provides a tax holiday of a reduced corporate tax rate at 5% on incremental income from qualifying activities to Cheetah Mobile Singapore for ten years from 2016 to 2025 under the Development Expansion Incentive (“DEI”) scheme. In consideration of the change in business environment, Cheetah Singapore was no longer eligible for the DEI scheme in 2019, and Cheetah Singapore is subject to
17
% income tax rate from 2019.

F-5
4

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Japan
Kingsoft Japan is incorporated in Japan with
paid-in
capital in excess of Japanese Yen (“JPY”) 100 million and is subject to a national corporate income tax rate of 23.4% and 23.2% since April 1, 2016 and April 1, 2018. The subsidiary of Kingsoft Japan with paid-in
capital of no more than JPY100 million is taxed at a tax rate of 15% on first JPY8 million and at 23.2% on the portion over JPY8 million from April 1, 2018. Local income taxes, which are local inhabitant tax and enterprise tax, are also imposed on corporate income.
PRC
The Company’s subsidiaries in the PRC and the VIEs are subject to the statutory rate of 25%, unless otherwise specified, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008.
Beijing Security, being qualified as High New Technology Enterprise (“HNTE”), is entitled to the preferential income tax rate of 15% from 2020 to 2022. As qualified HNTEs, Conew Network and Beijing Kingsoft Cheetah Technology Co., Ltd. are entitled to the preferential income tax rate of 15% from 2018 to 2020; And Beijing Network are entitled to the preferential income tax rate of 15% from 2019 to 2021; Antutu is entitled to the preferential income tax rate of 15% from 2020 to 2022.
Pursuant to Ministry of Finance and State Administration of Taxation Announcement [2019] No.68, new Software development enterprise are each entitled to a tax holiday of two-year
full EIT exemption followed by three-year 50% EIT reduction (“2+3 tax holiday”) starting from their respective first profit-making year prior to December 31, 2018. Zhuhai Baoqu Technology Co., Ltd. being qualifying as a new software development enterprise in the first year is entitled to a tax holiday of 50% EIT exemption in 2020.
Without the tax holidays and preferential tax, the Group’s income tax expenses would have increased by RMB60,258 for the year ended December 31,

2018 and decreased by RMB84,520 and RMB18,671 (US$2,861) for the years ended December 31, 2019 and 2020, respectively. The impacts of the tax holidays and preferential tax rates were an increase in the basic
earnings per share of RMB0.0429 for the
year ended December 31, 2018 and a decrease in the loss per share of RMB
0.0617
for the
year ended December 31, 2019 and
a
decrease in the basic earnings per share
of RMB
0.0133
(US$
0.0020
) for the year ended December 31, 2020, respectively.
Under the EIT Law, dividends paid by PRC enterprises out of profits earned post-2007 to non-PRC
tax resident investors are subject to PRC dividend withholding tax of 10%. A lower withholding tax rate may be applied based on applicable tax treaties with certain jurisdictions.
Income (loss) before income taxes consists of:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
PRC	142,077	(589,752)	(325,686)	(49,914)
Non-PRC	1,127,646	224,065	833,933	127,806

Total	1,269,723	(365,687)	508,247	77,892

F-5
5

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

The current and deferred portions of income tax expenses included in the consolidated statements of comprehensive income (loss) are as follows:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Current income tax expenses	108,935	1,923	106,718	16,356
Deferred income tax (benefits) expenses	8,065	5,981	(9,628)	(1,476)

Income tax expenses	117,000	7,904	97,090	14,880

A reconciliation of the differences between the statutory tax rate and the effective tax rate for enterprise income tax is as follows:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Income (loss) before income tax	1,269,723	(365,687)	508,247	77,892
Income tax expense computed at the PRC statutory tax rate of 25%	317,431	(91,423)	127,062	19,473
Effect of different tax rates in different jurisdictions	(192,671)	(178,059)	(150,466)	(23,060)
Effect of tax holiday and preferential tax rates	(61,434)	84,520	18,671	2,861
Research and development super-deduction	(90,521)	(105,443)	(46,153)	(7,073)
Non-taxable income(i)	(46,031)	(15,804)	(44,177)	(6,770)
Non-deductible expenses(ii)	22,561	165,580	21,681	3,323
Effect of change in tax rate	1,176	(7,991)	—	—
Outside basis difference on investment	41,386	(30,681)	(17,482)	(2,679)
Withholding tax and others	55,712	(5,470)	97,270	14,907
Changes in valuation allowance	69,391	192,675	90,684	13,898

Income tax expenses	117,000	7,904	97,090	14,880

(i)	Non-taxable income mainly consists of gains on disposal of subsidiaries and long-term investments that are not subject to tax under the tax laws of different jurisdictions.
(ii)	Non-deductible expenses mainly consist of share-based compensation expenses, entertainments and other expenses that are not allowed to be deducted under the tax laws of different jurisdictions.

F-5
6

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Deferred taxes were measured using the enacted tax rates for the periods in which the temporary differences are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax balances as of December 31, 2019 and 2020 are as follows:

	As of December 31,
	2019	2020
	RMB	RMB	US$
Deferred tax assets:
Tax losses carry forward	177,107	257,328	39,437
Equity investment loss	47,202	45,958	7,043
Provision for doubtful accounts	17,675	22,435	3,438
Intangible assets and accrued expenses	6,787	7,952	1,219
Deferred revenue	2,153	2,153	330
Government subsidies	100	—	—
Share-based compensation	2,584	3,223	494
Fixed assets depreciation	4	4,414	676
Intercompany transfer of long-lived assets	11,514	2,921	448
Others	(3,907)	5,306	813
Valuation allowance	(229,268)	(328,956)	(50,415)

Deferred tax assets	31,951	22,734	3,483

Deferred tax liabilities:
Outside basis difference on investment	78,211	57,341	8,786
Equity method investment	4,567	6,063	929
Right-of-use asset and others	69	4,225	648

Deferred tax liabilities	82,847	67,629	10,363

	As of December 31,
	2020
	RMB	US$
Classification in the consolidated balance sheets:
Deferred tax assets	15,607	2,392
Deferred tax liabilities	60,502	9,272
The Group operates through several subsidiaries, VIEs and subsidiaries of VIEs and the valuation allowance is considered for each subsidiary, VIE and subsidiary of VIE on an individual basis. As of December 31, 2019, and 2020, the Group’s total deferred tax assets before valuation allowances were RMB261,219 and RMB351,690 (US$53,898) respectively. As of December 31, 2019 and 2020, the Group recorded valuation allowances of RMB229,268 and RMB328,956 (US$50,415), respectively, on its deferred tax assets that are sufficient to reduce the deferred tax assets to the amounts that are more-likely-than-not
to be realized.
Undistributed earnings of certain of the Company’s PRC subsidiaries amounted to approximately RMB722,056 and RMB781,772 (US$119,812) on December 31, 2019 and 2020, respectively. Those earnings are considered to be indefinitely reinvested; accordingly, no provision for PRC withholding tax has been provided thereon. Upon repatriation of those earnings in the form of dividends, the Group would be subject to PRC withholding tax at
10
%. The PRC withholding tax rate could be reduced to 5% should the treaty benefit between Hong Kong and the PRC be applicable. As such, the amount of unrecognized deferred income tax liabilities is approximately ranging from RMB36,103 to RMB72,206 and RMB39,089 (US$5,991) to RMB78,177 (US$11,981) as of December 31, 2019 and 2020, respectively.

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

As of December 31, 2020, the Group had taxable losses of approximately RMB1,796,310 (US$275,297) primarily deriving from entities in the PRC, Hong Kong and Singapore, which can be carried forward per tax regulation to offset future net profit for income tax purposes. The PRC taxable loss will expire from 2021 to 2030 and Hong Kong and Singapore taxable loss can be carried forward without an expiration date.
Unrecognized tax benefits
As of December 31, 2019 and 2020, the Group had unrecognized tax benefits of RMB65,936 and RMB179,492 (US$27,508), of which RMB25,746 and RMB17,445 (US$2,674), respectively, were deducted against the deferred tax assets on tax losses carry forward, and the remaining amounts of RMB40,190 and RMB162,047 (US$24,834), respectively were presented in the other non-current
liabilities in the consolidated balance sheets. The Group’s unrecognized tax benefits for the years ended December 31, 2019 and 2020 were primarily related to the tax-deduction
of share-based compensation expenses and disposal of long-term investments. It is possible that the amount of unrecognized benefits will change in the next 12 months; however, an estimate of the range of the possible change cannot be made at this moment. As of December 31, 2019, and 2020, there were RMB40,190 and RMB162,047 (US$24,834) of unrecognized tax benefits that if recognized would impact the annual effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefit is as follows:

	2019	2020
	RMB	RMB	US$
Balance at January 1	76,208	65,936	10,105
Additions based on tax positions related to current year	3,853	138,583	21,238
Reversal based on tax positions related to prior years	(12,655)	(25,027)	(3,835)
Decrease related to deconsolidation of Live.me	(1,470)	—	—

Balance at December 31	65,936	179,492	27,508

The Group recognizes accrued interest related to unrecognized tax benefits in income tax expenses. For the years ended December 31, 2019 and 2020, the Group recognized approximately RMB4,416 and reversed RMB9,099 (US$1,394) in interest, respectively. The Group had approximately RMB21,165 and RMB12,066 (US$1,849) accrued interest as of December 31, 2019 and 2020, respectively. The Group did not record any penalties related to unrecognized tax benefits.
As of December 31, 2020, the tax years ended December 31, 2015 through 2020 for the Group’s subsidiaries in the PRC and the VIEs are generally subject to examination by the PRC tax authorities. The tax years ended December 31, 2015 through 2020 for the Group’s subsidiary in the Singapore is generally subject to examination by the Singapore tax authorities. The tax years ended December 31, 2014 through 2020 for the Group’s subsidiaries in Hong Kong are generally subject to examination by the Hong Kong tax authorities.

14.	RELATED PARTY TRANSACTIONS
a) Principal related parties

Name of related parties	Relationship with the Group
Tencent and its subsidiaries (“Tencent Group”)	Entities controlled by a shareholder of the Group
Kingsoft and its subsidiaries (“Kingsoft Group”)	Entities controlled by a shareholder of the Group
OrionStar and its subsidiaries (“OrionStar Group”)	Entities controlled by a director of the Group
Shenzhen Feipai Technology Co., Ltd. (“Shenzhen Feipai”)	Entities influenced materially by the Group
Pixiu Inc. and its subsidiaries (“Pixiu Group”)	Entities influenced materially by the Group
Live.me and its subsidiaries (“Live.me Group”)	Entities influenced materially by the Group

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

b) In addition to the transactions detailed elsewhere in these financial statements, the Group had the following material related party transactions for the years ended December 31, 2018, 2019 and 2020:

		For the year ended December 31,
		2018	2019	2020
		RMB	RMB	RMB	US$
Services received from:	(a)
Kingsoft Group		19,532	23,804	23,897	3,662
Tencent Group		70,867	73,655	51,147	7,839
OrionStar Group		—	16,857	10,793	1,654
Services provided to:	(ii)
Tencent Group		197,992	176,099	73,462	11,259
OrionStar Group		21,903	20,242	4,207	645
Pixiu Group		6,900	13,450	2,033	312
Live.me Group		—	4,796	27,376	4,196
Purchase of products and equipment:
OrionStar Group	(iii)	9,136	98,197	87,090	13,347
Loans and investments provided to:
OrionStar Group	(iv)	236,193	450,486	—	—
Pixiu Group	(v)	33,620	69,402	7,085	1,086
Shenzhen Feipai	(v)	13,000	3,000	2,500	383
Others	(v)	—	59,816	—	—
Selling business to:
Live.me Group		—	—	11,060	1,695

(i)
The Group entered into agreements with Kingsoft Group pursuant to which Kingsoft Group provided services including promotion, technical support services and other services to the Group; The Group entered into agreements with Tencent Group pursuant to which Tencent Group provided promotion and technical support services to the Group; The Group entered into agreements with OrionStar Group pursuant to which OrionStar Group provided technical support services to the Group.

(ii)
The Group entered into agreement with Tencent Group to provide online marketing services to Tencent Group; The Group entered into agreement with Live.me, Pixiu Group and OrionStar Group to provide technical support and other services.

(iii)	The Group entered into a distributorship and cooperation agreement with OrionStar Group, pursuant to which the Group purchased robotics products from OrionStar Group.
(iv)
In 2018, the Group acquired additional preferred share of Beijing OrionStar, through the exercise of part of two-year
warrant. In 2019, the Group acquired additional preferred share of Beijing OrionStar by virtue of the exercise of all our remaining warrants during Beijing OrionStar’s series B corporate financing transactions.

(v)
The Group entered into loan agreements with Pixiu Group including a
3-year
capital allocation loan which latest termination date is January 2021 and revolving loan. The Group entered into convertible loans agreements with Shenzhen Feipai which were fully impaired as of December 31, 2020. Except for the mentioned related parties, the Group provided investments to several investees with investment agreements.

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

c) The balances between the Group and its related parties as of December 31, 2019 and 2020 are listed below:
(1) Amount due from related parties

	As of December 31,
	2019	2020
	RMB	RMB	US$
Live.me Group	87,302	78,008	11,955
Tencent Group	67,044	49,474	7,582
Pixiu Group	49,788	50,674	7,766
OrionStar Group	42,352	26,280	4,028
Kingsoft Group	3,138	3,150	483
Other related parties (i)	9,164	20,259	3,105

Total	258,788	227,845	34,919

(i)
As of December 31, 2019 and 2020, the amount of due from related parties included convertible loans of RMB21,000 and RMB21,000 (US$3,218) to a related party. The conversion features and the put option were considered as embedded derivatives that do not meet the criteria to be bifurcated and were accounted for together with the loan receivable. In accordance with
ASC 810
, the related party is a variable interest entity, as it does not have sufficient equity at risk to fully fund the construction of all assets required for principal operations. As of December 31, 2019 and 2020, the convertible loan has been fully impaired. The Group is not considered as the primary beneficiary, as it does not have power to direct the activities of the related-party that most significantly impact its economic performance.

Balances with related parties that were unsecured and repayable on demand, including non-trading
receivables from selling business and providing loans RMB38,599 and RMB58,068 (US$8,899) as of December 31, 2019 and 2020, respectively. The balance of RMB25,533 and RMB3,784 (US$580) were long-term nature as of December 31, 2019 and 2020, respectively. Provision for credit losses for the years ended December 31, 2018, 2019 and 2020 were RMB105, RMB9,431 and RMB128 (US$20), respectively. The effect of adopting ASC 326 was RMB12,056 (US$1,848) to the opening balance of retained earnings.
(2) Amount due to related parties

	As of December 31,
	2019	2020
	RMB	RMB	US$
OrionStar Group	32,368	8,752	1,340
Tencent Group	29,757	22,573	3,459
Live.me Group	17,509	662	101
Kingsoft Group	8,683	6,811	1,044
Other related parties	3,893	10,140	1,556

Total	92,210	48,938	7,500

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

15.	SHARE-BASED COMPENSATION
2014 Restricted Shares Plan
On April 22 and April 24, 2014, the board of directors and the shareholders of the Company approved to adopt a restricted shares plan (the “2014 Restricted Shares Plan”), respectively. Under the 2014 Restricted Shares Plan, the Company is authorized to issue up to 122,545,665 Class A ordinary shares (excluding shares which have lapsed or have been forfeited) pursuant to the grant of restricted shares and restricted share units thereunder. Unless terminated earlier, the 2014 Restricted Shares Plan will terminate automatically in 2024. The share awards granted under 2014 Restricted Shares Plan had vesting terms of no longer than 5 years from the date of grant. Except for service conditions, there were no other vesting conditions for all the awards under 2014 Restricted Shares Plan. The following table summarizes the Company’s option activity under the 2014 Restricted Shares Plan during the years ended December 31, 2018, 2019 and 2020, respectively:

	Number of shares	Weighted Average Exercise Price (US$)	Weighted Average Grant Date Fair Value (US$)	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (US$)
Outstanding at January 1, 2018	29,825,089	0.33	1.22	6.31	26,064
Granted	14,009,660	0.08	1.00
Forfeited	(8,327,544)	0.32	1.12
Exercised	(4,854,900)	0.34	1.16

Outstanding at December 31, 2018	30,652,305	0.22	1.15	5.31	11,835
Granted	6,820,900	0.03	0.60
Forfeited	(7,159,989)	0.13	0.81
Exercised	(4,950,497)	0.10	1.08
Modified in August 2019	(18,835,215)	0.17	0.98

Outstanding at December 31, 2019	6,527,504	0.34	1.50	4.31	150
Exercised	(1,001,674)	0.34	1.91
Modified in June 2020	(5,525,830)	0.34	1.42

Outstanding at December 31, 2020	—	—	—	—	—

Vested and expected to vest at December 31, 2020	—

Exercisable as at December 31, 2020	—

The weighted-average grant-date fair value of options granted during the years 2018 and 2019 was US$1.0 and US$0.60, respectively.
The grant date fair value of each option before modification is estimated on the date of grant using the binomial tree option pricing model with the following assumptions used for years presented:

	Year ended December 31, 2018	Year ended December 31, 2019
Fair value of ordinary share (US$)	0.85~1.29	0.36~0.68
Risk-free interest rates	3.49%~3.59%	1.70%~3.25%
Expected volatility range	55.5%~57.0%	57.1%~62.9%
Expected dividend yield	0%	0%
Expected exercise multiple	2.2	2.2
Fair value per option granted (US$)	0.66~1.23	0.36~0.68

F-6
1

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

The risk-free interest rate for periods within the contractual life of the options is based on the U.S. Treasury yield curve in effect at the time of grant for a term consistent with the contractual term of the awards. Expected volatility is estimated based on the historical volatility ordinary shares of several comparable companies in the same industry. The dividend yield is estimated based on expected dividend policy over the expected term of the options. The expected exercise multiple is based on management’s estimation, which the Company believes is representative of the future.
On August 1, 2019 and June 23, 2020, the Company’s compensation committee approved to reduce the exercise price to nil for all unvested and vested options, respectively, granted by the Company under the 2014 Restricted Shares Plan. Such exercise price cancellation was accounted by the Company as a share option modification and required remeasurement at the time of the modification. The total incremental cost as a result of the modification were RMB12,510 and RMB4,770 (US$731), respectively.
The following table summarizes the restricted shares activity pursuant to the 2014 Restricted Shares Plan for the years ended December 31, 2018, 2019 and 2020, respectively:

	Number of shares	Weighted average grant date fair value (US$) after modification
Unvested at January 1, 2018	—	—

Unvested at December 31, 2018	—	—
Modified in August 2019	18,835,215	0.97
Vested	(2,164,800)	1.31
Forfeited	(221,450)	1.36

Unvested at December 31, 2019	16,448,965	0.92
Modified in June 2020	5,525,830	1.62
Vested	(12,272,973)	1.32
Forfeited	(6,061,820)	0.77

Unvested at December 31, 2020	3,640,002	0.88

The fair value of the restricted shares was determined based on the price of the Company’s publicly traded ADSs.
As of December 31, 2020, the total estimated unrecognized share-based compensation expenses related to restricted shares awarded amounted to RMB5,559 (US$852), and is expected to be recognized over a weighted-average period of 1.15 years. Total estimated share-based compensation expenses may be adjusted for future changes in forfeiture rate.
The total fair value of vested restricted shares on their respective vesting dates during the years ended December 31, 2019 and 2020 were RMB5,354 and RMB18,263 (US$2,799), respectively.
2013 Incentive Scheme
On January 2, 2014, the Company adopted an equity incentive scheme (the “2013 Incentive Scheme”). The 2013 Incentive Scheme provides for the grant of ordinary shares, restricted shares, share options and share appreciation rights to the employees, directors or non-employee
consultants of the Company. The maximum number of the Company’s ordinary shares which may be issued under the 2013 Incentive Scheme is 64,497,718 (excluding shares which have lapsed or have been forfeited). The 2013 Incentive Scheme is valid and effective for a term of ten years commencing from its adoption. Except for service conditions, there were no other vesting conditions for all the awards under 2013 Incentive Scheme. As of December 31, 2020, all the share awards granted under 2013 Incentive Scheme had vesting terms of no longer than 5 years from the date of grant.

F-6
2

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

The following table summarizes the Group’s options activity under the 2013 Incentive Scheme during the years ended December 31, 2018, 2019 and 2020, respectively:

	Number of shares	Weighted Average Exercise Price (US$)	Weighted Average Grant Date Fair Value (US$)	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (US$)
Outstanding at January 1, 2018	42,294,901	0.33	1.15	6.01	36,941
Granted	7,234,970	0.34	1.03
Forfeited	(2,922,380)	0.34	1.11
Exercised	(1,815,550)	0.30	1.17

Outstanding at January 1, 2018	44,791,941	0.33	1.13	5.01	12,546
Granted	—	—	—
Forfeited	(3,417,123)	0.34	1.02
Exercised	(2,111,674)	0.15	1.59
Modified in August 2019	(5,990,119)	0.33	1.06

Outstanding at December 31, 2019	33,273,025	0.34	1.13	4.01	765
Exercised	(4,852,510)	0.34	1.10
Modified in June 2020	(28,420,515)	0.34	1.13

Outstanding at December 31, 2020	—	—	—	—	—

Vested and expected to vest at December 31, 2020	—

Exercisable as at December 31, 2020	—

The grant date fair value of each option before modification is estimated on the date of grant using the binomial tree option pricing model with the following assumptions used for years presented:

Year ended December 31, 2018
Fair value of ordinary share (US$)	1.06~1.43
Risk-free interest rates	2.97%~3.58%
Expected volatility range	56.3%~57.2%
Expected dividend yield	0%
Expected exercise multiple	2.2
Fair value per option granted (US$)	0.79~1.15
The risk-free interest rate for periods within the contractual life of the options is based on the U.S. Treasury yield curve in effect at the time of grant for a term consistent with the contractual term of the awards. Expected volatility is estimated based on the historical volatility ordinary shares of several comparable companies in the same industry. The dividend yield is estimated based on expected dividend policy over the expected term of the options. The expected exercise multiple is based on management’s estimation, which the Company believes is representative of the future.
On August 1, 2019 and June 23, 2020, the Company’s compensation committee approved to cancel the exercise price for all unvested and vested options previously granted by the Company under the 2013 Incentive Scheme Plan. Such exercise price cancellation was accounted by the Company as a share option modification and required remeasurement at the time of the modification. The total incremental cost as a result of the modification were RMB7,588 and RMB24,860 (US$3,810), respectively.

F-6
3

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

The following table summarizes the restricted shares activity pursuant to the 2013 Incentive Scheme for the years ended December 31, 2018, 2019 and 2020, respectively:

	Number of shares	Weighted average grant date fair value (US$) after modification
Unvested at January 1, 2018	—	—

Unvested at December 31, 2018	—	—
Modified in August 2019	5,990,119	1.15
Vested	(1,052,547)	1.02
Forfeited	(28,515)	1.33

Unvested at December 31, 2019	4,909,057	1.06
Modified in June 2020	28,420,515	1.33
Granted	1,600,000	0.21
Vested	(30,310,465)	1.33
Forfeited	(364,377)	0.90

Unvested at December 31, 2020	4,254,730	0.64

The fair value of the restricted shares was determined based on the price of the Company’s publicly traded ADSs.
As of December 31, 2020, the total estimated unrecognized share-based compensation expenses related to restricted shares awarded amounted to RMB5,859 (US$898), and is expected to be recognized over a weighted-average period of 1.37 years. Total estimated share-based compensation expenses may be adjusted for future changes in forfeiture rate.
The total fair value of vested restricted shares on their respective vesting dates for the years ended December 31, 2019 and 2020 were RMB2,569 and RMB46,906 (US$7,189).
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
The Group has set up the Share Award Scheme Trust for the purpose of administering the 2011 Share Award Scheme and holding shares awarded to the employees before they vest. As of December 31, 2020, 1,284,629 (2019: 331,947) forfeited and ungranted restricted shares are held by the Share Award Scheme and available to be granted in the future.
The fair value of the restricted shares was determined based on the price of the Company’s publicly traded ADSs.

F-6
4

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

The following table summarizes the restricted shares activity pursuant to the 2011 Share Award Scheme for the years ended December 31, 2018, 2019 and 2020, respectively:

	Number of shares	Weighted average grant date fair value (US$)
Unvested at January 1, 2020	3,446,500	1.32
Granted	4,308,330	0.96
Vested	(1,822,000)	1.29
Forfeited	(193,510)	1.23

Unvested at December 31, 2019	5,739,320	1.06
Granted	2,189,310	0.37
Vested	(2,452,468)	1.08
Forfeited	(1,409,359)	1.05

Unvested at December 31, 2019	4,066,803	0.69
Granted	596,920	0.21
Vested	(1,170,395)	0.68
Forfeited	(1,549,603)	0.57

Unvested at December 31, 2020	1,943,725	0.64

The weighted-average grant-date fair value of restricted share granted during the years 2018, 2019 and 2020 were US$0.96, US$0.37 and US$0.21, respectively.
As of December 31, 2020, the total estimated unrecognized share-based compensation expenses related to restricted shares awarded amounted to RMB2,812 (US$431), and is expected to be recognized over a weighted-average period of 1.54 years. Total unrecognized share-based compensation expenses may be adjusted for future changes in forfeiture rate.
The total fair value of vested restricted shares on their respective vesting dates for the years ended December 31, 2018, 2019 and 2020 were RMB15,152, RMB9,357 and RMB1,697 (US$260), respectively.
Share-based Awards of subsidiaries
Subsidiaries of the Group also have equity incentive plans granting share-based awards.
The grant date fair value of each share-based award is estimated on the date of grant using the binomial tree option pricing model with the following assumptions used for years presented:

	Year ended December 31, 2018	Year ended December 31, 2019	Year ended December 31, 2020
Fair value of ordinary share (US$)	0.69~0.86	0.42~0.94	0.09
Risk-free interest rates	1.75%~3.10%	2.57%~3.73%	0.66%
Expected volatility range	50.1%~57.2%	57.2%~59.2%	59.2%
Expected dividend yield	0%	8.61%~8.72%	0.82%
Fair value per option granted (US$)	0.14~0.86	0.22~0.27	0.02

F-6
5

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

The following table summarizes the share-based compensation expenses of subsidiaries’ share-based awards recognized by the Group:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Cost of revenues	—	—	728	112
Research and development	8,803	31,907	20,376	3,122
Selling and marketing	95	1,479	996	153
General and administrative	3,107	15,286	11,879	1,821

Total	12,005	48,672	33,979	5,208

As of December 31, 2020, there was RMB16,596 (US$2,543) unrecognized share-based compensation expenses related to incentive plans, which is expected to be recognized over a vesting period of 1.68 years.
Total share-based compensation expenses recorded by the Group are as follows:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Cost of revenues	206	524	1,044	160
Research and development	14,224	59,771	29,091	4,458
Selling and marketing	8,967	3,818	(1,087)	(166)
General and administrative	61,721	63,327	51,934	7,959

Total	85,118	127,440	80,982	12,411

F-6
6

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

16.	COMMITMENT AND CONTINGENCIES
Commitment
The Group does not have any significant commitments other than operating leases as of December 31, 2020.
Litigation
The Group and certain of its current and former officers have been named as defendants in a putative securities class action filed on November 30, 2018 in the U.S. District Court for the Southern District of New York: Marcu v. Cheetah Mobile Inc., et al., Case No.
1:18-cv-11184.
The action was purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in our ADRs between April 21, 2015 and November 27, 2018. The action alleges that the Group made false or misleading statements regarding it business and operations in violation of the Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule
10b-5
promulgated thereunder. On July 16, 2020, the Court dismissed the case in its entirety and declined to grant plaintiffs leave to amend. The case is closed.
The Group and certain of its current and former officers have also been named as defendants in two putative securities class actions captioned Azure Funds LLC v. Cheetah Mobile, Inc. et al., (Case No.
2:20-cv-05696)
and Ning Wang v. Cheetah Mobile, Inc. et al., (Case No.
2:20-cv-06896)
filed on June 25, 2020 and July 31, 2020 respectively in the U.S. District Court for the Central District of California. On August 24, 2020, the Court consolidated the two cases under the caption In Re: Cheetah Mobile, Inc. Securities Litigation (Case No.
2:20-cv-05696).
On January 12, 2021, the court entered an order appointing lead plaintiffs in this action. On March 15, 2021, an amended complaint was filed. According to the amended complaint, the action is purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in the Company’s ADRs between April 26, 2017 and March 24, 2020. The action alleges that the Company made false or misleading statements regarding the Company’s business and operations in violation of the Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule
10b-5
promulgated thereunder. The action remains at its preliminary stages. Such lawsuit could divert a significant amount of the Group management’s attention and other resources from the Group’s business and operations, which could harm the results of operations and require the Group to incur significant expenses to defend the lawsuit. Any such lawsuit, whether or not successful, could harm the Group’s reputation and restrict the Group’s ability to raise capital in the future. In addition, if a claim is successfully made against the Group, the Group may be required to pay significant damages, which could have a material adverse effect on the Group’s financial condition and results
of
operations.
The Staff of the Division of Enforcement of the SEC is conducting an investigation relating to the Company’s disclosures for fiscal year 2015 regarding its relationship with one of its advertising business partners. The SEC investigation also relates to Rule 10b5-1 trading plans entered into by certain current and former officers and directors of the Company and sales of the Company’s ADS under those plans in 2015 and 2016. The Company and its current and former officers and directors have been fully cooperating with the SEC. The exact duration and outcome of the SEC matter cannot be predicted at this time. A settlement or litigation with the SEC could include allegations by the SEC of violations of the U.S. securities laws against the Company and/or the current and former officers and directors of the Company involved, seeking various remedies, including penalties, fines, injunctive relief, a cease and desist order, officer and director bars, and other limitations or sanctions under the U.S. securities laws. Nevertheless, we believe that any such
action will relate only to conduct that occurred nearly five years ago. In light of the pending investigation, we have recorded a contingent liability provision in the amount of US$
1.5
 million as of December
31
,
2020
and the estimated potential exposure might be between US$
1.5
 million and US$
4.0
 million. The Company is unable to ascertain the ultimate aggregate amount
of monetary liability or financial impact, if any, of any litigation or the SEC investigation. The findings and outcome of the SEC investigation may adversely affect the course of any litigation. The possible outcome or resolution of the SEC investigation or any litigation could require the Company to make substantial payments.
Except for the class actions and investigation metioned above, the Group is involved in several other proceedings as of December 31, 2020 which are either immaterial, or the Group does not believe that a reasonable possibility of loss has been incurred as the proceedings are in the early stages, and/or there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. As a result, there is considerable uncertainty regarding the timing or ultimate resolution of such matters, which includes eventual loss, fine, penalty or business impact, if any, and therefore, an estimate for the reasonably possible loss or a range of reasonably possible losses cannot be made. However, the Group believes that such matters, individually and in the aggregate, when finally resolved, are reasonably likely not to have a material adverse effect on the Group’s consolidated results of operations, financial position and cash flows.

F-6
7

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

17.	SHAREHOLDERS’ EQUITY
Ordinary shares
Immediately following the IPO, the Memorandum and Articles of Association were amended and restated such that the authorized share capital of the Company was reclassified and redesignated into 10,000,000,000 shares comprising of (i) 7,600,000,000 Class A ordinary shares; (ii) 1,400,000,000 Class B ordinary shares; and (iii) 1,000,000,000 reserved shares at par value of US$0.000025 per share. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each share of Class A ordinary shares is entitled to one vote per share and is not convertible into Class B ordinary shares under any circumstances. Each share of Class B ordinary shares is entitled to ten votes per share and is convertible into one Class A ordinary share at any time by the holder thereof. Upon any transfer of Class B ordinary shares by the holder thereof to any person or entity that is not an affiliate of such holder, such Class B ordinary shares would be automatically converted into an equal number of Class A ordinary shares. There were nil and 520,723 Class B ordinary shares transferred to Class A ordinary shares in the years ended December 31, 2019 and 2020, respectively.
As of December 31, 2019, there were 431,985,016 and 946,017,565 Class A and Class B ordinary shares outstanding. As of December 31, 2020, there were 482,113,756 and 945,496,827 Class A and Class B ordinary shares outstanding.
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

	As of December 31,
	2019	2020
	RMB	RMB	US$
PRC statutory reserve funds	45,806	54,992	8,428
Unreserved retained earnings	1,899,132	802,196	122,942

Total retained earnings	1,944,938	857,188	131,370

F-6
8

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Under PRC laws and regulations, there are restrictions on the Company’s subsidiaries in the PRC and VIEs with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Such restriction amounted to RMB1,415,199 (US$216,889) as of December 31, 2020.
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
Accumulated other comprehensive income
The components of accumulated other comprehensive income were as follows:

	Foreign currency translation adjustments	Unrealized gains on available- for-sale securities	Total
	RMB	RMB	RMB
Balance at January 1, 2018	84,222	(16)	84,206
Other comprehensive income (loss) before reclassification	182,978	(3,734)	179,244
Other comprehensive loss attribute to noncontrolling interests	(14,146)	—	(14,146)

Balance at December 31, 2018	253,054	(3,750)	249,304
Other comprehensive income before reclassification	77,097	10,913	88,010
Other comprehensive income attribute to noncontrolling interests	459	—	459

Balance at December 31, 2019	330,610	7,163	337,773
Other comprehensive loss before reclassification	(167,476)	(7,251)	(174,727)
Other comprehensive income attribute to noncontrolling interests	294	—	294

Balance at December 31, 2020	163,428	(88)	163,340

Balance at December 31, 2020, in US$	25,046	(13)	25,033

There was nil tax expense or benefit recognized related to the changes of each component of accumulated other comprehensive income for the years ended December 31, 2018, 2019 and 2020.

F-
69

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

18.	REDEEMABLE NONCONTROLLING INTERESTS
In April and November 2017, Live.me, the Company and certain investors entered into share subscription and purchase agreements and certain other investment agreements to issue Series A Preferred Shares and B Preferred Shares (collectively as the “Live.me Preferred Shares”) for an aggregate cash consideration of RMB306,085 and RMB329,710, respectively.
The Group determined that Live.me Preferred Shares should be classified as mezzanine equity since they are contingently redeemable. The Group accreted Live.me Preferred Shares to their redemption value, which is purchase price plus 6% compound interest per year over the period since issuance to the earliest redemption date using the interest method. The Group recorded accretion of RMB38,601, RMB31,662 and RMB nil for the years ended December 31, 2018, 2019 and 2020, respectively.
The redeemable noncontrolling interests for the years ended December 31, 2019 and 2020 are summarized below:

RMB
Balance at December 31, 2018	687,847
Accretion	31,662
Deconsolidation of Live.me (Note 3)	(719,509)

Balance at December 31, 2019	—

Balance at December 31, 2020	—

Balance at December 31, 2020 in US$	—

F-7
0

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

19.	EARNINGS (LOSS) PER SHARE
Basic and diluted earnings per share for each of the years presented are calculated as follows:

	Year ended December 31,
	2018	2019	2020
	Ordinary shares	Ordinary shares	Class A ordinary shares	Class A ordinary shares	Class B ordinary shares	Class B ordinary shares
	RMB	RMB	RMB	US$	RMB	US$
Earnings (loss) per share—basic
Numerator:
Net income (loss) attributable to Cheetah Mobile Inc.	1,166,909	(313,977)	135,704	20,797	281,028	43,069
Accretion of redeemable noncontrolling interests	(37,714)	(29,865)	—	—	—	—
Dilution effect arising from share-based awards issued by subsidiaries	(14)	(326)	(3,474)	(532)	(7,195)	(1,103)

Net income (loss) attributable to Cheetah Mobile Inc. after accretion of redeemable noncontrolling interests and dilution effect arising from share-based awards issued by subsidiaries	1,129,181	(344,168)	132,230	20,265	273,833	41,966
Denominator:
Weighted average number of ordinary shares outstanding	1,403,089,609	1,369,041,418	456,711,528	456,711,528	945,797,858	945,797,858

Earnings (loss) per share—basic	0.8048	(0.2514)	0.2895	0.0444	0.2895	0.0444

Earnings (loss) per share—diluted
Numerator:
Net income (loss) attributable to Cheetah Mobile Inc. after accretion of redeemable noncontrolling interests and dilution effect arising from share-based awards issued by subsidiaries	1,129,181	(344,168)	132,230	20,265	273,833	41,966
Reallocation of net income as a result of conversion of Class B into Class A ordinary shares	—	—	273,833	41,966	—	—

Net income (loss) attributable to ordinary shareholders	1,129,181	(344,168)	406,063	62,231	273,833	41,966

Denominator:
Weighted average ordinary shares outstanding	1,403,089,609	1,369,041,418	456,711,528	456,711,528	945,797,858	945,797,858
Dilutive effect of Share-based awards	37,325,240	—	6,043,375	6,043,375	12,515,145	12,515,145
Conversion of Class B into Class A ordinary shares	—	—	958,313,003	958,313,003	—	—

Denominator used for earnings (loss) per share	1,440,414,849	1,369,041,418	1,421,067,906	1,421,067,906	958,313,003	958,313,003

Earnings (loss) per share—diluted	0.7839	(0.2514)	0.2857	0.0438	0.2857	0.0438

Earnings (loss) per ADS:
Denominator used for earnings (loss) per ADS—basic	140,308,961	136,904,142	45,671,153	45,671,153
Denominator used for earnings (loss) per ADS—diluted	144,041,485	136,904,142	142,106,791	142,106,791
Earnings (loss) per ADS—basic	8.0478	(2.5140)	2.8953	0.4437

Earnings (loss) per ADS—diluted	7.8393	(2.5140)	2.8575	0.4379

F-7
1

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

The Group did not include certain restricted shares and options in the computation of diluted earnings (loss) per share for the years ended December 31, 2017 and 2018 because those restricted shares and options were anti-dilutive for the respective years.

20.	EMPLOYEE BENEFIT
Full time employees of the Group participate in government mandated defined contribution plan, pursuant to which certain welfare benefits are provided to employees. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were approximately RMB177,086, RMB193,990 and RMB93,658 (US$14,354) for the years ended December 31, 2018, 2019 and 2020, respectively.

21.	FAIR VALUE MEASUREMENT
ASC
820-10,
Fair Value Measurements and Disclosures: Overall
(“ASC
820-10”),
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

F-7
2

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Assets and liabilities measured or disclosed at fair value
In accordance with ASC
820-10,
the Group measures equity investments with readily determinable fair value, equity investment accounted for using fair value option and available-for-sale
debt securities at fair value on a recurring basis. The equity investments with readily determinable fair value
and
available-for-sale
debt securities are classified within Level 1 as the fair value is measured using quoted market data, or Level 2 as the fair value is measured by using indirectly inputs observable in the market place. The equity investment accounted for using fair value option are classified with in
Level
3.
The Group measures certain financial assets, including loans receivable, and equity investments accounted for using equity method at fair value on a nonrecurring basis only if an impairment loss were to be recognized. The Group measures equity securities accounted for using measurement alternative on a non-recurring basis only if there are observable
price changes in orderly transactions for identical or similar investments of the same issuer, or an impairment loss were to be recognized. The Group also measures the remaining interests upon deconsolidation of certain businesses at fair value on a non-recurring
basis. The Group’s
non-financial
assets, such as intangible assets, goodwill and property and equipment, would be measured at fair value only if they were determined to be impaired.
Assets and liabilities measured on a recurring basis or disclosed at fair value are summarized below:

	Total Fair Value	Total Fair Value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total gains (losses)
	RMB	US$	RMB	RMB	RMB	RMB
Fair value measurement—Recurring:
As of December 31, 2020
Available-for-sale debt securities	1,830	280		1,830		(7,365)
Equity investments with readily determinable fair value	11,411	1,749	11,411			5,327
Equity investments accounted for using fair value option (i)	364,298	55,831			364,298	857
As of December 31, 2019
Available-for-sale debt securities	146,723	21,075		146,723		10,913
Equity investments with readily determinable fair value	30,743	4,416	30,743			2,853
Equity investments accounted for using fair value option	388,581	55,816			388,581	(102,555)
The following table summarizes the
Company’s
assets held as of December 31, 2019 and 2020 for which a
non-recurring
fair value measurement was recorded during the years ended December 31, 2019 and 2020:

F-7
3

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

	Total Balance	Total Balance	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total gains (losses)
	RMB	US$	RMB	RMB	RMB	RMB
Fair value measurement—Non-Recurring:
As of December 31, 2020
Property and equipment, net	85,094	13,041			—	(9,226)
Intangible assets, net	—	—			—	(17,746)
Equity investments accounted for using the measurement alternative (ii)	585,958	89,802			585,958	55,492
Equity investments accounted using equity method (ii)	18,000	3,187			18,000	—
As of December 31, 2019
Intangible assets, net	19	3			19	(8,800)
Goodwill	—	—			—	(545,665)
Equity investments accounted for using the measuremen t alternative	926,926	133,145			926,926	(102,592)

(i)
There were no transfers of fair value measurements into or out of Level 3 for the years ended December 31, 2018, 2019 and 2020. The following table presents a reconciliation
of the assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended 2020:

Equity investment accounted for using fair value option
RMB
Balance as of January 1, 2019	—
Addition	497,796
Fair value change	(102,555)
Foreign exchange translation adjustments	(6,660)

Balance as of December 31, 2019	388,581
Addition	—
Fair value change	857
Foreign exchange translation adjustments	(25,140)

Balance as of December 31, 202 0	364,298

Balance as of December 31, 2020 in US$	55,831

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

(ii)
The Group measured equity investment accounted for using fair value option on recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2020. The significant unobservable inputs used in the fair value measurement and the corresponding impacts to the fair values are presented below:

	Fair value	Valuation technique	Unobservable inputs	Range
Equity investments accounted for using fair value option	364,298	Discount cash flow method`	• Weighted average cost of capital • Sales growth rate • EBIT margin	18% 8~18.9% 2.5%~18%
A sensitivity analysis of the investment in equity investment accounted for using fair value option on December 31, 2020 shows that if the sales growth rate assumption was to increase 0.5% instantaneously, with all other variables hold constant, the fair value of the investment would increase by 8.1%. Similarly, a decrease of 0.5% in the sales growth rate assumption would reduce the fair value by 7.7%. If the weighted average cost of capital was to increase 0.5% instantaneously from the assumption on December 31, 2020, with all other variables hold constant, the fair value of the investment would decrease by 5.6%, while a decrease of 0.5% in weighted average cost of capital would increase the fair value by approximately 6.3%. If the EBIT margin assumption was to increase by 5%, with all other variables hold constant, the fair value of the investment would increase by 7.4%, while a decrease by 5% in EBIT margin would reduce the fair value by 7.2%.
For equity securities accounted for under the measurement alternative, when there are observable price changes in ord
e
rly transactions for identical or similar investments of the same issuer, the investments are re-measured
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

	Fair value	Valuation technique	Unobservable inputs	Range
Equity investments accounted for using the measurement alternative	243,525	Black-Scholes method	• IPO Probability • Volatility	20%~40% 50%~52%
A sensitivity analysis of the fair value of the equity investments accounted for using the measurement alternative during the year shows that an increase of 5% in the IPO probability instantaneously from the assumption at the valuation date, with all other variables hold constant, the fair value of the investments would increase by 1.8%, while the decrease of 5% in IPO probability would decrease the fair value by approximately 1.8%. If the volatility was to increase 5% instantaneously from the assumption at valuation date, with all other variables hold constant, the fair value of the investments would increase by 0.3%, while a decrease of 5% in volatility would decrease the fair value by approximately 0.3%.
For the disposals of certain businesses in the Group’s Internet Business segment during the year, the Group measured its remaining interests, if any, in the businesses using discounted cash flow method, and recognized a gain or loss calculated based on the difference between the fair value of the remaining interests in the businesses and the carrying value of the net assets of the businesses on the deconsolidation date. Subsequent to the disposal, the Group measured its remaining interests in the disposed businesses at fair value using the measurement alternative or equity method (Note 4). Total gain from such disposals was RMB167,722 (US$25,705).
The significant unobservable inputs used in the fair value measurement and the corresponding impacts to the fair values are presented below:

	Fair value	Valuation technique	Unobservable inputs	Range
Fair value of the remaining interests in the disposed businesses at deconsolidation date	360,433	Discount cash flow method	• Weighted average cost of capital • Sales growth rate • EBIT margin	18%~20% -15%~143% -23%~9.2%
A sensitivity analysis of the fair value of the remaining interests in the disposed businesses during the year shows that if the sales growth rate assumption was to increase 0.5% instantaneously, with all other variables hold constant, the fair value of the investment would increase by 4.6%. Similarly, a decrease of 0.5% in the sales growth rate assumption would reduce the fair value by 6.1%. If the weighted average cost of capital was to increase 0.5% instantaneously from the assumption at disposal date, with all other variables hold constant, the fair value of the investment would decrease by 1.4%, while a decrease of 0.5% in weighted average cost of capital would increase the fair value by approximately 0.9%. If the EBIT margin assumption was to increase by 5%, with all other variables hold constant, the fair value of the investment would increase by 0.9%, while a decrease by 5% in EBIT margin would reduce the fair value by 1.4%.

F-7
5

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

22.	CONDENSED FINANCIAL INFORMATION OF THE COMPANY
Balance Sheets

	As of December 31,
	2019	2020
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	249,586	18,243	2,796
Short-term investments	795,510	—	—
Prepayments and other current assets	141,230	146,138	22,397
Due from subsidiaries and related parties	965,477	1,414,977	216,854

Total current assets	2,151,803	1,579,358	242,047

Non-current assets
Long-term investments	1,007,897	492,714	75,512
Investment in subsidiaries	2,836,345	2,625,791	402,421

Total non-current assets	3,844,242	3,118,505	477,933

Total assets	5,996,045	4,697,863	719,980

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued expenses and other current liabilities	26,583	22,893	3,510
Due to subsidiaries and related parties	933,466	754,136	115,576
Income tax payable	34,051	2,769	424

Total current liabilities	994,100	779,798	119,510

Deferred tax liabilities	69,401	39,830	6,104
Other non-current liabilities	266	130,854	20,054

Total non-current liabilities	69,667	170,684	26,158

Total liabilities	1,063,767	950,482	145,668

Shareholders’ equity
Class A ordinary shares (par value of US$0.000025 per share; 7,600,000,000 s hares authorized; 435,084,177 and 482,113,756 shares issued as of December 31, 2019 and 2020, respectively; 431,985,016 and 482,113,756 shares outstanding as of December 31, 2019 and 2020, respectively)	69	78	12
Class B ordinary shares (par value of US$0.000025 p er share; 1,400,000,000 s hares authorized; 957,985,982 and 957,465,244 shares issued as of December 31, 2019 and 2020, respectively; 946,017,565 and 945,496,827 shares outstanding as of December 31, 2019 and 2020, respectively)	156	156	24
Additional paid-in capital	2,649,342	2,726,619	417,873
Retained earnings	1,944,938	857,188	131,370
Accumulated other comprehensive income	337,773	163,340	25,033

Total shareholders’ equity	4,932,278	3,747,381	574,312

Total liabilities and shareholders’ equity	5,996,045	4,697,863	719,980

F-7
6

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Statements of Comprehensive income (loss)

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Revenues	14,525	—	—	—
Cost of revenues	(2,509)	(5)	—	—

Gross profit	12,016	(5)	—	—

Operating expenses
Research and development	545	(858)	(482)	(74)
General and administrative	(28,158)	(41,872)	(45,159)	(6,921)
Impairment of goodwill	—	(64,154)	—	—

Total operating expenses	(27,613)	(106,884)	(45,641)	(6,995)

Equity in profit (loss) of subsidiaries	632,055	(495,735)	(168,217)	(25,780)
Interest (expense) income, net	3,248	21,677	2,325	356
Foreign exchange (loss) gains, net	3,551	152	(315)	(48)
Other (loss) income, net	604,346	306,006	711,629	109,062

Income (loss) before income taxes	1,227,603	(274,789)	499,781	76,595

Income tax expenses	(60,694)	(39,188)	(83,049)	(12,729)

Net income (loss)	1,166,909	(313,977)	416,732	63,866

Other comprehensive (loss) income, net of tax of nil
Unrealized (losses) gains on available-for-sale securities, net	(3,716)	10,913	(7,250)	(1,111)
Foreign currency translation adjustments	168,814	77,556	(167,183)	(25,622)

Other comprehensive (loss) income	165,098	88,469	(174,433)	(26,733)

Total comprehensive income (loss)	1,332,007	(225,508)	242,299	37,133

F-7
7

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

Statements of Cash Flows

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Net cash provided by (used in) operating activities	243	(15,258)	(2,186)	(335)
Net cash provided by investing activities	339,955	375,584	1,345,523	206,210
Net cash provided by (used in) financing activities	(526,532)	(494,055)	(1,453,285)	(222,726)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	66,054	64,769	(121,395)	(18,604)

Net increase (decrease) in cash, cash equivalents and restricted cash	(120,280)	(68,960)	(231,343)	(35,455)

Cash, cash equivalents and restricted cash at beginning of the year	438,826	318,546	249,586	38,251

Cash, cash equivalents and restricted cash at end of the year	318,546	249,586	18,243	2,796

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
(b) Commitments and contingencies
The Company does not have any significant commitments or long-term obligations as of any of the periods presented.
The Company and certain of its current and former officers have been named as defendants in a putative securities class action filed on November 30, 2018 in the U.S. District Court for the Southern District of New York: Marcu v. Cheetah Mobile Inc., et al., Case No.
1:18-cv-11184.
The action was purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in our ADRs between April 21, 2015 and November 27, 2018. The action alleges that the Company made false or misleading statements regarding it business and operations in violation of the Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule
10b-5
promulgated thereunder. On July 16, 2020, the Court dismissed the case in its entirety and declined to grant plaintiffs leave to amend. The case is closed.
The Company and certain of its current and former officers have also been named as defendants in two putative securities class actions captioned Azure Funds LLC v. Cheetah Mobile, Inc. et al., (Case No.
2:20-cv-05696)
and Ning Wang v. Cheetah Mobile, Inc. et al., (Case No.
2:20-cv-06896)
filed on June 25, 2020 and July 31, 2020 respectively in the U.S. District Court for the Central District of California. On August 24, 2020, the Court consolidated the two cases under the caption In Re: Cheetah Mobile, Inc. Securities Litigation (Case No.
2:20-cv-05696).
On January 12, 2021, the court entered an order appointing lead plaintiffs in this action. On March 15, 2021, an amended complaint was filed. According to the amended complaint, the action is purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in the Company’s ADRs between April 26, 2017 and March 24, 2020. The action alleges that the Company made false or misleading statements regarding the Company’s business and operations in violation of the Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule
10b-5
promulgated thereunder. The action remains at its preliminary stages. Such lawsuit could divert a significant amount of the Company management’s attention and other resources from the Company’s business and operations, which could harm the results of operations and require the Company to incur significant expenses to defend the lawsuit. Any such lawsuit, whether or not successful, could harm the Company’s reputation and restrict the Company’s ability to raise capital in the future. In addition, if a claim is successfully made against the Company, the Company may be required to pay significant damages, which could have a material adverse effect on the Company’s financial condition and results of operations.

F-7
8

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except
for number of shares
and
per share (or ADS) data)

The Staff of the Division of Enforcement of the SEC is conducting an investigation relating to the Company’s disclosures for fiscal year 2015 regarding its relationship with one of its advertising
business partners. The SEC investigation also relates to Rule 10b5-1 trading plans entered into by certain current and former officers and directors of the Company and sales of the Company’s ADS under those plans in 2015 and 2016. The Company and its current and former officers and directors have been fully cooperating with the SEC. The exact duration and outcome of the SEC matter cannot be predicted
at this time. A settlement or litigation with the SEC could include allegations by the SEC of violations of the U.S. securities laws against the Company and/or the current and former officers and directors of the Company involved, seeking various remedies, including penalties, fines, injunctive relief, a cease and desist order, officer and director bars, and other limitations or sanctions under the U.S. securities laws. Nevertheless, we believe that any such action will relate only to conduct that occurred nearly five years ago.
In light of the pending investigation, we have recorded a contingent liability provision in the amount of US$1.5 million as of December 31, 2020 and the estimated potential exposure might be between US$1.5 million and US$4.0 million. The Company is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact, if any, of any litigation or the SEC investigation. The findings and outcome of the SEC investigation may adversely affect the course of any litigation. The possible outcome or resolution of the SEC investigation or any litigation could require the
Company to make substantial payments.

Except for the class action and investigation metioned above, the Group is involved in several other proceedings as of December 31, 2020 which are either immaterial, or the Group does not believe that a reasonable possibility of loss has been incurred as the proceedings are in the early stages, and/or there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. As a result, there is considerable uncertainty regarding the timing or ultimate resolution of such matters, which includes eventual loss, fine, penalty or business impact, if any, and therefore, an estimate for the reasonably possible loss or a range of reasonably possible losses cannot be made. However, the Group believes that such matters, individually and in the aggregate, when finally resolved, are reasonably likely not to have a material adverse effect on the Group’s consolidated results of operations, financial position and cash flows.
F-79