Form 20-F
period 2021-12-31
Cheetah Mobile Inc.
filed 2022-07-26
CIK 1597835

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to ________
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

For the transition period from ________ to ________
Commission file number:
001-36427

Cheetah Mobile Inc.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)
Cayman Islands
(Jurisdiction of incorporation or organization)
Building No. 11
Wandong Science and Technology Cultural Innovation Park
No.7 Sanjianfangnanli
Chaoyang District
Beijing 100024
People’s Republic of China
(Address of principal executive offices)
Thomas Jintao Ren
Chief Financial Officer
Cheetah Mobile Inc.
Building No. 11
Wandong Science and Technology Cultural Innovation Park
No.7 Sanjianfangnanli
Chaoyang District
Beijing 100024
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
NONE
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 487,234,522

Class A ordinary shares and 945,496,827

Class B ordinary shares, par value US$0.000025 per share, as of December 31, 2021.
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
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued	Other ☐
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

INTRODUCTION
In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•
“we,” “us,” “our company,” or “our” refers to Cheetah Mobile Inc., its subsidiaries and, in the context of describing our operations and consolidated financial information, the consolidated variable interest entities and their subsidiaries in China, including but not limited to Beijing Mobile, Beijing Network and Beijing Conew. References to the consolidated variable interest entities may include their subsidiaries, depending on the context as appropriate;

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

FORWARD-LOOKING STATEMENTS
This annual report on Form
20-F
contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by words or phrases such as “may,” “could,” “should,” “would,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “project,” “continue,” “potential,” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

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
Our Holding Company Structure and Contractual Arrangements with the Consolidated Variable Interest Entities
Cheetah Mobile Inc. is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in its consolidated variable interest entities. We conduct our operations in China through (i) our PRC subsidiaries and (ii) the consolidated variable interest entities and their subsidiaries with which we have maintained contractual arrangements. PRC laws and regulations restrict and impose conditions on foreign investment in the internet industry, including the mobile internet industry. Accordingly, we operate part of our business in China through the consolidated variable interest entities, and rely on contractual arrangements among our PRC subsidiaries, the consolidated variable interest entities and their shareholders to control the business operations of the consolidated variable interest entities. External revenues contributed by the consolidated variable interest entities accounted for 13.0%, 36.6% and 33.1% of our total revenues for the years of 2019, 2020 and 2021, respectively. As used in this annual report, “we,” “us,” “our company,” or “our” refers to Cheetah Mobile Inc., its subsidiaries and, in the context of describing our operations and consolidated financial information, the consolidated variable interest entities and their subsidiaries in China, including but not limited to Beijing Mobile, Beijing Network and Beijing Conew. References to the consolidated variable interest entities may include their subsidiaries, depending on the context as appropriate.
The following diagram summarizes our corporate structure and identifies our significant subsidiaries and VIEs as of the date of this annual report.

Notes:

(1)	We consolidate Beijing Network through contractual arrangements with Beijing Network and Mr. Kun Wang and Mr. Wei Liu, who owns 50% and 50% equity interests in Beijing Network, respectively.

(2)	We consolidate Beijing Mobile through contractual arrangements with Beijing Mobile and Mr. Sheng Fu and Ms. Weiqin Qiu, who owns 35% and 65% equity interests in Beijing Mobile, respectively.

(3)	We consolidate Beijing Conew through contractual arrangements with Beijing Conew and Mr. Sheng Fu and Mr. Kun Wang, who owns 62.73% and 37.27% equity interests in Beijing Conew, respectively.

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

Holders of our Class A ordinary shares or the ADSs hold equity interest in Cheetah Mobile Inc., our Cayman Islands holding company, and do not have direct or indirect equity interests in the VIEs and their subsidiaries. A series of contractual agreements, including business operation agreements, shareholder voting proxy agreements, equity pledge agreements, exclusive technology development, support and consultancy agreements, loan agreements and exclusive option agreements, have been entered into by and among our subsidiaries, the consolidated variable interest entities and their respective shareholders. Terms contained in each set of contractual arrangements with the consolidated variable interest entities and their respective shareholders are substantially similar. As a result of the contractual arrangements, we have effective control over and are considered the primary beneficiary of these companies, and we have consolidated the financial results of these companies in our consolidated financial statements. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”
However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the consolidated variable interest entities, and we may incur substantial costs to enforce the terms of the arrangements. In addition, these agreements have not been tested in China courts. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—We rely on contractual arrangements with the VIEs and their shareholders for the operation of our business in China, which may not be as effective as direct ownership.” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business.”
There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the consolidated variable interest entities and their shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the consolidated variable interest entities are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC governmental restrictions on foreign investment in internet businesses, or if these laws or regulations or interpretations of existing laws or regulations change in the future, we could be subject to severe penalties, including the shutting down of our platform and our business operations” and “—Substantial uncertainties exist with respect to the interpretation and implementation of PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”
Our corporate structure is subject to risks associated with our contractual arrangements with the consolidated variable interest entities. If the PRC government deems that our contractual arrangements with the consolidated variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries and consolidated variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the consolidated variable interest entities and, consequently, significantly affect the financial performance of the consolidated variable interest entities and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”

Risks and Uncertainties Related to Doing Business in China
We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, oversight on cybersecurity and data privacy, as well as the lack of inspection by the Public Company Accounting Oversight Board (United States), or the PCAOB, on our auditors, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of Risks Relating to Doing Business in China, please refer to risks disclosed under “Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China.”
PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.”
Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.” and “We may be adversely affected by the complexity of, and uncertainties and changes in, PRC regulation on mobile and PC internet businesses and companies.
Our business requires us to collect, store and process certain personal data relating to our customers. In recent years, the PRC regulators have tightened the regulations of the collection, storage, use, processing, transmission, provision, disclosure and deletion of personal information and data. Privacy, data protection and cybersecurity concerns and domestic or foreign laws and regulation may reduce the effectives of our business operating, and may result in significant costs and compliance challenges, and adversely affect our business. On December 28, 2021, twelve regulatory authorities jointly released the Cybersecurity Review Measures, which became effective on February 15, 2022, The Cybersecurity Review Measures provides that a critical information infrastructure operator purchasing network products and services, and platform operators carrying out data processing activities which affect or may affect national security, must apply for cybersecurity review. The Cybersecurity Review Measures also provides that a platform operator with more than one million users’ personal information aiming to list abroad must apply for cybersecurity review. New York Stock Exchange fall within the definition of “abroad” in the provision, however, we are already listed on the New York Stock Exchange, therefore, there can be no assurance if we are required to follow the cybersecurity review or the security assessment procedures, and if so, whether we would be able to complete the applicable cybersecurity review or the security assessment procedures in a timely manner
.
For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Actual or alleged failure to comply with laws and regulations on data privacy and protection could damage our reputation, discourage current and potential users from using our products and services applications and subject us to damages, administrative penalties and criminal liabilities, which could have material adverse effects on our business and results of operation.”
The Holding Foreign Companies Accountable Act
The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB, which may impact our ability to remain listed on a United States exchange. The related risks and uncertainties could cause the value of the ADSs to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The ADSs will be prohibited from trading in the United States under the HFCAA in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Permissions Required from the PRC Authorities for Our Operations
We conduct our business primarily through our subsidiaries and consolidated variable interest entities in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and consolidated variable interest entities have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company and the consolidated variable interest entities in China, including, among others, Internet Content Provider Licenses, or ICP Licenses, for the provision of internet information services, a license for value-added telecommunications services with the specification of online data processing and transaction processing business, or EDI license, Business License of Value-Added Telecommunications Services, or SP license, Internet Culture Operation Licenses for the operation of online entertainment products, and Computer Information System Security Products Sales License for our mobile and PC security applications. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. Any lack of, or failure to keep, requisite licenses, permits, filings or approvals to our business operations, may harm our business. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may be adversely affected by the complexity of, and uncertainties and changes in, PRC regulation on mobile and PC internet businesses and companies.”
Furthermore, in connection with our issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our PRC subsidiaries and the consolidated variable interest entities, (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) have not received any formal notice from any cybersecurity regulator that we should apply for a cybersecurity review, and (iii) have not received or were denied such requisite permissions by any PRC authority.
However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”
Cash and Asset Flows through Our Organization
Cheetah Mobile Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries, the VIEs and their subsidiaries in China. As a result, Cheetah Mobile Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and the VIEs in China is required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Holding Company Structure.” and “Item 3. Key Information—Risk Factors—Risks Relating to Doing Business in China—We may rely on dividends paid by our PRC subsidiaries to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to our shareholders and ADS holders.”

Under PRC laws and regulations, our PRC subsidiaries and consolidated variable interest entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-up
capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the consolidated variable interest entities in which we have no legal ownership, totalling RMB217.5 million, RMB218.4 million and RMB200.6 million (US$31.5 million) as of December 31, 2019, 2020 and 2021, respectively. For details, see “Item 3. Key Information—Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of the offering of equity securities and notes to make loans to our PRC subsidiaries and the VIEs and their subsidiaries, or to make additional capital contributions to our PRC subsidiaries.”
For the years ended December 31, 2019, 2020 and 2021, certain of our PRC subsidiaries have declared dividends to our Hong Kong subsidiaries for an aggregate amount of nil, RMB19.6 million and RMB9.5 million (US$1.5 million); the dividend payments are subject to withholding tax. We have made tax provisions based on the corresponding tax rate. If our PRC subsidiaries further declare and distribute profits earned after January 1, 2008 in the future, the dividend payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company. For the potential distributable profits to be distributed to our qualified Hong Kong incorporated subsidiary, the deferred tax liabilities are accrued at a 5% withholding tax rate. For more information on related risks, please see “Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China—If our PRC subsidiaries declare and distribute dividends to their respective offshore parent companies, we will be required to pay more taxes, which could have a material and adverse effect on our result of operations.”
Cheetah Mobile Inc. transfers cash to its wholly-owned Hong Kong and Singapore subsidiaries, by making capital contributions or providing loans, and the Hong Kong or Singapore subsidiaries transfer cash to the subsidiaries in China by making capital contributions, providing loans or by making payment for inter-group transactions. Because Cheetah Mobile Inc. and its subsidiaries have contractual arrangements with the VIEs instead of equity ownership, they are not able to make direct capital contribution to the VIEs and their subsidiaries. However, they may transfer cash to the VIEs by loans or by making payment to the VIEs for inter-group transactions.
For the years ended December 31, 2019, 2020 and 2021, Cheetah Mobile Inc. through its intermediate holding companies provided capital contribution and loans with principal amount of RMB184.0 million, RMB309.7 million and RMB74.2 million (US$11.6 million), respectively, to its subsidiaries in China, and the subsidiaries haven’t repaid the loans for the years ended December 31, 2019, 2020 and 2021. For the years ended December 31, 2019, 2020 and 2021, our PRC subsidiaries provide technical support, marketing and operating services to our overseas subsidiaries, total amounts paid for such services by our overseas subsidiaries to our PRC subsidiaries were RMB657.8 million, RMB54.7 million and RMB3.3 million (US$0.5 million). In 2020, our PRC subsidiaries transferred some game assets to one of our Hong Kong subsidiary, the total consideration of such transfer was US$15.5 million which was fully paid in 2021.
For the years ended December 31, 2019, 2020 and 2021, our consolidated VIEs received debt financing of RMB393.0 million, RMB278.0 million and RMB91.1 million (US$14.3 million) from Cayman and subsidiaries, respectively, and the VIEs repaid the principal amount of RMB197.6 million, 286.6 million and 121.0 million (US$19.0 million), respectively to the related subsidiaries.
The VIEs may transfer cash to the relevant subsidiaries by paying service fees related to technical support, backoffice support, marketing and sales agency services. For the years ended December 31, 2019, 2020 and 2021, the total amount of service fees that VIEs paid to the relevant subsidiaries related to such services was RMB167.5 million, RMB243.6 million and RMB155.3 million (US$24.4 million), respectively. The VIEs also provide cloud and promotion services to our subsidiaries, the total amount received from the relevant subsidiaries related to such services was RMB114.7 million, RMB53.2 million and RMB33.3 million (US$5.2 million), respectively for the years ended December 31, 2019, 2020 and 2021.

For the years ended December 31, 2019, 2020 and 2021, no material assets other than the above cash transactions were transferred between our subsidiaries and the consolidated variable interest entities.
Cheetah Mobile Inc. declared and paid cash dividends on its ordinary shares of approximately US$72.0 million and US$200.0 million in 2019 and 2020, respectively. We currently don’t have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares, see “Item 10. Additional Information—E. Taxation.”

A.	Selected Financial Data
The following table presents the selected consolidated financial information of our company. The selected consolidated statements of comprehensive income (loss) data for each of the three years ended December 31, 2021 and the selected consolidated balance sheets data as of December 31, 2020 and 2021 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page
F-2.
The selected consolidated statements of comprehensive income (loss) data for each of the two years ended December 31, 2017 and 2018 and the selected consolidated balance sheets data as of December 31, 2017, 2018 and 2019 have been derived from our audited consolidated financial statements that are not included in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results do not necessarily indicate results expected for any future period. You should read the following selected financial data in conjunction with the consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.
Starting from January 1, 2018, we adopted ASC Topic 606,
Revenue from contracts with customers
or ASC 606, which reclassifies value added tax from the cost of revenues to net against revenues. The consolidated statement of comprehensive income (loss) data for the years ended December 31, 2018, 2019, 2020 and 2021 presented below have been prepared in accordance with ASC 606, while the consolidated statements of comprehensive income (loss) data for the year ended December 31, 2017 presented below have been prepared in accordance with ASC Topic 605,
Revenue Recognition
or ASC 605.

	Year Ended December 31,
	2017 (1)	2018 (2)	2019 (2)	2020 (2)	2021 (2)
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands except for shares, per share and per ADS data)
Selected Consolidated Statements of Comprehensive Income/ (Loss) Data:
Revenues	4,974,757	4,981,705	3,587,695	1,552,645	784,616	123,123
Internet Business (3)	4,899,842	4,847,154	3,370,811	1,380,906	653,759	102,589
AI and others	74,915	134,551	216,884	171,739	130,857	20,534

Cost of revenues (4)	(1,780,089)	(1,540,633)	(1,241,932)	(475,378)	(257,656)	(40,432)

Gross profit	3,194,668	3,441,072	2,345,763	1,077,267	526,960	82,691

Operating income and expenses:
Research and development (4)	(684,863)	(668,918)	(787,329)	(455,179)	(211,594)	(33,204)
Selling and marketing (4)	(1,656,505)	(1,910,044)	(1,558,315)	(766,986)	(370,274)	(58,104)
General and administrative (4)	(407,410)	(430,826)	(587,457)	(380,533)	(191,868)	(30,108)
Impairment of goodwill	—	—	(545,665)	—	—	—
Other operating income/(expenses), net	990	35,938	22,091	(5,684)	17,205	2,700

Total operating expenses	(2,747,788)	(2,973,850)	(3,456,675)	(1,608,382)	(756,531)	(118,716)
Operating profit (loss)	446,880	467,222	(1,110,912)	(531,115)	(229,571)	(36,025)
Other income/(expenses)	986,385	802,501	745,225	1,039,362	(110,000)	(17,263)

Income/(Loss) before income taxes	1,433,265	1,269,723	(365,687)	508,247	(339,571)	(53,288)
Income tax expenses	(57,602)	(117,000)	(7,904)	(97,090)	(13,633)	(2,139)

Net income/(loss)	1,375,663	1,152,723	(373,591)	411,157	(353,204)	(55,427)
Less: Net income/(loss) attributable to noncontrolling interests	27,469	(14,186)	(59,614)	(5,575)	(2,078)	(326)

Net income/(loss) attributable to Cheetah Mobile Inc.	1,348,194	1,166,909	(313,977)	416,732	(351,126)	(55,101)

Earnings/(Losses) per share
Basic	0.9573	0.8048	(0.2514)	0.2895	(0.2469)	(0.0388)
Diluted	0.9366	0.7839	(0.2514)	0.2857	(0.2469)	(0.0388)
Earnings/(Losses) per ADS (5)
Basic	9.5728	8.0478	(2.5140)	2.8953	(2.4694)	(0.3875)
Diluted	9.3656	7.8393	(2.5140)	2.8575	(2.4694)	(0.3875)
Weighted average number of shares used in computation:
Basic	1,394,303,326	1,403,089,609	1,369,041,418	1,402,509,386	1,430,052,602	1,430,052,602
Diluted	1,425,154,838	1,440,414,849	1,369,041,418	1,421,067,906	1,430,052,602	1,430,052,602

(1)	VAT is presented in cost of revenues rather than net against revenues in accordance with the legacy revenue accounting standard (ASC 605)
(2)	VAT is presented as net against revenues rather than in cost of revenues in accordance with the new revenue accounting standard (ASC 606)
(3)
Starting from March 31, 2017, we reorganized our operation into three segments: utility products and related services, mobile entertainment business and AI and others. In 2020, we disposed major gaming-related business. As a result, we expect the revenue contribution from our mobile game business to decrease in the foreseeable future. Therefore, we started reporting its revenues and operating profits by two segments: internet business and AI and others. In 2021, we realigned our segments as the chief operating decision maker changes how he manages and assesses our segment performance. Our overseas advertising agency services, which assists domestic companies to launch advertisement on overseas advertising platforms, are changed from the Internet business into AI and others due to the synergies created between the Company’s advertising agency services and global multi-cloud management services. We had retrospectively revised segment information from the previous periods to conform to the requisite presentation for the current period.

(4)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	Year Ended December 31,
	2017 (1)	2018 (2)	2019 (2)	2020 (2)	2021 (2)
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	762	206	524	1,044	1,027	161
Research and development	20,691	14,224	59,771	29,091	5,996	941
Selling and marketing	39	8,967	3,818	(1,087)	1,339	210
General and administrative	51,824	61,721	63,327	51,934	(1,212)	(190)

Total	73,316	85,118	127,440	80,982	7,150	1,122

(5)	Each ADS represents ten Class A ordinary shares.

	Year Ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	2,317,488	2,783,843	983,004	1,299,658	1,583,926	248,553
Short-term investments	1,395,694	930,610	1,369,118	360,803	262,813	41,241
Total assets	7,448,931	8,292,636	7,011,744	5,613,483	4,978,318	781,205
Total current liabilities	2,165,754	1,835,765	1,745,119	1,572,317	1,353,894	212,455
Total liabilities	2,293,721	2,010,241	2,017,197	1,825,091	1,618,175	253,926
Total mezzanine equity	649,246	687,847	—	—	—	—
Total Cheetah Mobile Inc. shareholders’ equity	4,293,361	5,476,465	4,932,278	3,747,381	3,279,126	514,566
Total shareholders’ equity	4,505,964	5,594,548	4,994,547	3,788,392	3,360,143	527,279
We present our financial results in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this annual report is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.3726 to US$1.00, the exchange rate on December 30, 2021 set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any RMB or U.S. dollar amount could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.
Financial Information Related to The Consolidated Variable Interest Entities
The following table presents the condensed consolidating schedule of financial information of Cheetah Mobile Inc., its subsidiaries, and its consolidated variable interest entities and other entities as of the dates presented.

Selected Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) Data

	For the Year Ended December 31, 2021
	Cheetah Mobile Inc.	Company Subsidiaries	Consolidated Variable Interest Entities	Eliminations	Consolidated Total
	(RMB, in thousands)
Revenues	—	894,352	320,942	(430,678)	784,616
Net (loss) income	(351,126)	(358,345)	(8,489)	364,756	(353,204)

	For the Year Ended December 31, 2020
	Cheetah Mobile Inc.	Company Subsidiaries	Consolidated Variable Interest Entities	Eliminations	Consolidated Total
	(RMB, in thousands)
Revenues	—	1,316,872	659,626	(423,853)	1,552,645
Net income (loss)	416,732	(48,734)	(8,825)	51,984	411,157

	For the Year Ended December 31, 2019
	Cheetah Mobile Inc.	Company Subsidiaries	Consolidated Variable Interest Entities	Eliminations	Consolidated Total
	(RMB, in thousands)
Revenues	—	3,462,093	586,404	(460,802)	3,587,695
Net (loss) income	(313,977)	(906,989)	(88,559)	935,934	(373,591)

Selected Condensed Consolidated Balance Sheets Data

	As of December 31, 2021
	Cheetah Mobile Inc.	Company Subsidiaries	Consolidated Variable Interest Entities	Eliminations	Consolidated Total
	(RMB, in thousands)
Cash and cash equivalents	20,401	1,526,029	37,496	—	1,583,926
Restricted cash	—	637	144	—	781
Short-term investments	—	142,616	120,197	—	262,813
Due from related parities	—	46,709	54,624	—	101,333
Others	147,396	467,870	34,368	—	649,634

Total current assets	167,797	2,183,861	246,829	—	2,598,487

Investments in subsidiaries	897,699	—	—	(897,699)	—
Due from related parities	—	111,335	—	—	111,335
Others	449,850	1,465,166	353,480	—	2,268,496

Total non-current assets	1,347,549	1,576,501	353,480	(897,699)	2,379,831

Amount due from Group companies	3,124,311	2,229,709	706,646	(6,060,666)	—
Total assets	4,639,657	5,990,071	1,306,955	(6,958,365)	4,978,318

Due to related parties	—	8,735	29,025	—	37,760
Others	31,107	1,129,974	155,053	—	1,316,134

Total current liabilities	31,107	1,138,709	184,078	—	1,353,894

Total non-current liabilities	169,629	86,705	7,947	—	264,281
Amount due to Group companies	1,159,795	3,876,360	1,024,511	(6,060,666)	—

Total liabilities	1,360,531	5,101,774	1,216,536	(6,060,666)	1,618,175

	As of December 31, 2020
	Cheetah Mobile Inc.	Company Subsidiaries	Consolidated Variable Interest Entities	Eliminations	Consolidated Total
	(RMB, in thousands)
Cash and cash equivalents	18,243	1,253,355	28,060	—	1,299,658
Restricted cash	—	653	144	—	797
Short-term investments	—	360,788	15	—	360,803
Due from related parities	86,296	77,354	60,673	—	224,323
Others	131,128	838,281	91,871	—	1,061,280

Total current assets	235,667	2,530,431	180,763	—	2,946,861

Investments in subsidiaries	2,625,791	—	—	(2,625,791)	—
Due from related parities	—	3,522	—	—	3,522
Others	492,714	1,850,158	320,228	—	2,663,100

Total non-current assets	3,118,505	1,853,680	320,228	(2,625,791)	2,666,622

Amount due from Group companies	1,343,691	1,378,140	684,257	(3,406,088)	—
Total assets	4,697,863	5,762,251	1,185,248	(6,031,879)	5,613,483

Due to related parties	86,296	(57,707)	20,349	—	48,938
Others	25,662	1,377,325	120,392	—	1,523,379

Total current liabilities	111,958	1,319,618	140,741	—	1,572,317

Total non-current liabilities	170,684	59,949	22,141	—	252,774
Amount due to Group companies	667,840	1,810,356	927,892	(3,406,088)	—

Total liabilities	950,482	3,189,923	1,090,774	(3,406,088)	1,825,091

Selected Condensed Consolidated Cash Flows Data

	For the Year Ended December 31, 2021
	Cheetah Mobile Inc.	Company Subsidiaries	Consolidated Variable Interest Entities	Eliminations	Consolidated Total
	(RMB, in thousands)
Net cash provided by/(used in) operating activities	666	(121,934)	209,357	14,722	102,811
Net cash (used in)/provided by investing activities	(864,999)	251,806	(255,027)	1,089,056	220,836
Net cash provided by/(used in) financing activities	891,960	111,085	91,093	(1,103,778)	(9,640)

	For the Year Ended December 31, 2020
	Cheetah Mobile Inc.	Company Subsidiaries	Consolidated Variable Interest Entities	Eliminations	Consolidated Total
	(RMB, in thousands)
Net cash (used in)/provided by operating activities	(2,186)	419,715	(36,196)	(427,465)	(46,132)
Net cash provided by investing activities	1,345,523	85,901	21,168	427,771	1,880,363
Net cash (used in)/provided by financing activities	(1,453,285)	2,934	—	(306)	(1,450,657)

	For the Year Ended December 31, 2019
	Cheetah Mobile Inc.	Company Subsidiaries	Consolidated Variable Interest Entities	Eliminations	Consolidated Total
	(RMB, in thousands)
Net cash (used in)/provided by operating activities	(15,258)	(1,407,336)	62,401	1,120,649	(239,544)
Net cash provided by/(used in) investing activities	375,584	(270,775)	(69,386)	(1,120,649)	(1,085,226)
Net cash (used in)/provided by financing activities	(494,055)	8,985	—	—	(485,070)

B.	Capitalization and Indebtedness
Not applicable.

C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
Summary of Risk Factors
An investment in our ADSs or ordinary shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully in this Item 3. Key Information—D. Risk Factors.
Risks Relating to Our Business and Industry

•
Our products monthly active users decreased in the past years and may continue to decrease in the future, which would materially and adversely affect our business, financial condition and results of operations would be materially and adversely affected.

•
Because a limited number of customers contribute to a significant portion of our revenues, our revenues and results of operations could be materially and adversely affected if we were to lose a significant customer or a significant portion of its business.

•	We are subject to risks and uncertainties faced by companies in a rapidly evolving industry.

•	If we fail to compete effectively, our business, financial condition and results of operations may be materially and adversely affected.

•
We have certain operations in international markets. If we fail to meet the challenges presented by our overseas operations, our business, financial conditions and results of operations may be adversely affected.

•
Actual or alleged failure to comply with Chinese laws and regulations on data privacy and protection laws and regulations could damage our reputation, discourage current and potential users from using our products and services applications and subject us to damages, administrative penalties and criminal liabilities, which could have material adverse effects on our business and results of operations.

•
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

•
Our shopping-mall coupon-selling business could be negatively impacted by
COVID-19.
Shops could be closed and restaurants could stop
eat-in
due to
COVID-19,
which could have adverse effects on our business and results of operations.

Risks Relating to Our Corporate Structure

•
We are a Cayman Islands holding company conducting our operations in China through (i) our PRC subsidiaries and (ii) the VIEs with which we have maintained contractual arrangements. We have no equity ownership in the VIEs and their subsidiaries. Holders of our Class A ordinary shares or the ADSs hold equity interest in Cheetah Mobile Inc., our Cayman Islands holding company, and do not have direct or indirect equity interests in the VIEs and their subsidiaries. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group.

•	We rely on contractual arrangements with the VIEs and their shareholders for the operation of our business in China, which may not be as effective as direct ownership.
Risks Relating to Doing Business in China

•	Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.

•	The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.

•
The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

•	A severe or prolonged downturn in the global economy could materially and adversely affect our business and financial condition.

•	We may be adversely affected by the complexity of, and uncertainties and changes in, PRC regulation on mobile and PC internet businesses and companies.

•	It may be difficult for overseas regulators to conduct investigation, collect evidence or obtain materials or data within China.

•
The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

•
The ADSs will be prohibited from trading in the United States under the HFCAA in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Relating to the ADSs

•	The trading price of our ADSs has been volatile and may continue to be volatile regardless of our operating performance.

•
We believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2021, which could subject United States investors in the ADSs or Class A ordinary shares to significant adverse United States income tax consequences.

Risks Relating to Our Business and Industry
Our product monthly active users decreased in the past years and may continue to decrease in the future, which would materially and adversely affect our business, financial condition and results of operations would be materially and adversely affected.

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

Currently, a limited number of customers contribute a significant portion of our revenues. Our customers primarily comprise mobile application developers, mobile game developers, mobile advertising networks,
e-commerce
companies and search engines as well as individual customers, to which we refer traffic, sell advertisements, provide network security and technical services. In 2019, 2020 and 2021, our five largest customers in aggregate contributed approximately 35.0%, 28.0% and 35.6% of our revenues, respectively. We expect that a limited number of our customers will continue to contribute a significant portion of our revenues in the near future. If we lose any of these customers, or if revenues generated from a significant customer are substantially reduced due to, for example, increased competition, a significant change in the customer’s business policy or operation, suspected breach or violation to the underlying contract or policy, any deterioration in customer relationship, or significant delays in payments for our services, our business, financial condition and results of operations may be materially and adversely affected. For example, some of overseas business partners have discontinued the placement of ads on mobile phone lock screens since May 2017 and January 2018, respectively, which adversely affected our revenues from internet business. In addition, on November 26, 2018, a third party made certain allegations about some of our products. Although we have made a number of public statements to clarify the matter, these allegations did cause a disruption to our business, and as a result, our revenues from internet business decreased by 30.5% from RMB4,847.2 million in 2018 to RMB3,370.8 million in 2019.
On February 20, 2020, our Google Play Store, Google AdMob and Google AdManager accounts were disabled, which adversely affected our ability to attract new users and generate revenue from Google and may lead to a more concentrated customer base in future. Furthermore, in 2020, we disposed certain internet business, which mainly include gaming-related business, and resulted in a contraction of our products and services. For the year ended December 31, 2020, our disposed business contributed approximately 34.5% of our revenues. As a result, our revenues from internet business decreased by 59.0% from RMB3,370.8 million in 2019 to RMB1,380.9 million in 2020 and further by 52.7% to RMB653.8 million in 2021.
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
We face intense competition in our businesses. In the internet business, we compete with other mobile application and PC software developers, including those developers that offer products purported to perform similar functions as Clean Master, such as 360 Security Technology Inc., or 360, in China’s internet security and anti-virus market. In the AI and others business, we compete with other companies offering similar product and service offerings as
E-coupon
vending robot, multi-cloud management business and overseas advertising business globally. In addition, we compete with all major internet companies for user attention and advertising spend.
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
We have certain operations in international markets. If we fail to meet the challenges presented by our overseas operations, our business, financial conditions and results of operations may be adversely affected.
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
Our business, financial condition and results of operations may be materially and adversely affected by these and other risks associated with our overseas operations.

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
Our users rely on our utility products to optimize the performance of their PC and mobile devices, provide real time protection against security threats, and gain personalized device experience. Our software and applications are highly technical and complex and, when deployed, may contain defects or security vulnerabilities. Some errors in our products may only be discovered after a product has been installed and used by our users.
Our software and applications for users rely on our cloud-based data analytics engines to optimize system performance and protect against security threats. The data analytics engines include our most up-to-date
security threats library and application behavior library in the cloud, and our products only include a subset of these libraries on the users’ end devices. If our data analytics engines do not function properly, or if the infrastructure supporting the data analytics engine malfunctions, our applications may not achieve optimal results.
Our cloud-based data analytics engines employ a heuristic, or experience-based, approach to detect unknown security threats and behavior of unknown PC software and mobile applications. However, new malware and malicious software and applications are constantly appearing and evolving, and our detection technologies may not detect all forms of security threats or malicious software and applications encountered by our users. In addition, our products may not work properly with the Windows, Android or iOS operating systems if we cannot promptly upgrade our products following any changes or updates to these operating systems. We previously experienced system disruption due to compatibility issues resulting from an update to the Windows operating system.

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
We mostly use third party cloud-based services, such as AWS, Tencent cloud etc. instead of self-owned servers. These third-party services may experience downtime from time to time, and we have limited control over the quality and reliability of these services. Any scheduled or unscheduled interruption in our ability to use such services could result in service disruption, which could result in an immediate, and possibly substantial, loss of revenues. If any such incidents take place, our brands and user perception of the reliability of our systems may be adversely affected.
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
We will have to defend against putative shareholder class action lawsuits described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings,” including any appeals of such lawsuit should our initial defense be unsuccessful. We are currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of this lawsuit. In the event that our defense of this lawsuit is unsuccessful, there can be no assurance that we will prevail in any appeal. Any adverse outcome of these cases, including any plaintiff’s appeal of a judgment in this lawsuit, could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from this matter. The litigation processes may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day
operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to this matter, and we cannot predict the impact that indemnification claims may have on our business or financial results.

We may not be able to adequately protect our intellectual property, which could harm our business and competitive position.
We regard our trademarks, service marks, patents, domain names, trade secrets, proprietary technologies know-how
and similar intellectual property as critical to our success, and we rely on trademark and patent law, trade secret protection and confidentiality and invention assignment agreements with our employees and third parties to protect our proprietary rights. See “Item 4. Information on the Company—B. Business Overview— Intellectual Property” for a description for our intellectual property. While we actively take measures to protect our intellectual property, such measures may not be adequate to prevent the infringement or misappropriation of our intellectual property. There can be no assurance that any of our pending patent, trademark or other intellectual property applications will be issued or registered. Any intellectual property rights we have obtained or may obtain in the future may not be sufficient to provide us with a competitive advantage, and could be challenged, invalidated, circumvented, infringed or misappropriated. Given the potential cost, effort, risks and disadvantages of obtaining patent protection, we have not applied and do not plan to apply for patents or other forms of intellectual property protection for certain of our key technologies. If some of these technologies are later proven to be important to our business and are used by third parties without our authorization, especially for commercial purposes, our business and competitive position may be harmed.
Monitoring for infringement or other unauthorized use of our intellectual property rights is difficult and costly, and we cannot be certain that we can effectively prevent such infringement or unauthorized use of our intellectual property. From time to time, we may need to resort to litigation or other proceedings to enforce our intellectual property rights, which could result in substantial cost and diversion of resources. We cannot provide assurance that we will prevail in such litigation or proceedings, in addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Our efforts to enforce or protect our intellectual property rights may be ineffective and could result in the invalidation or narrowing of the scope of our intellectual property or expose us to counterclaims from third parties, any of which may adversely affect our business and operating results.
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
them to avoid infringement. Such a
re-engineering
process could require significant additional research and development resources, and we may not be able to complete it successfully. In addition to risks related to license requirements, our use of certain open source software may lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software. Additionally, because any software source code we contribute to open source projects is publicly available, our ability to protect our intellectual property rights with respect to such software source code may be limited or lost entirely, and we are unable to prevent our competitors or others from using such contributed software source code. Any of these risks could be difficult to eliminate or manage and, if not addressed, could adversely affect our business, financial condition and results of operations.
We do not have internal manufacturing capabilities and rely on third-party contract manufacturers to produce our products. If we encounter issues with these contract manufacturers, our business, brand and results of operations could be harmed.
We currently focus on deploying AI robots in some shopping malls in China’s tier one and tier two cities. Our AI robots products are developed by Beijing OrionStar Technology Co., Ltd. or Beijing OrionStar, one of our related parties. Through voice interaction and AI technologies, these AI robots are able to perform marketing campaigns to amplify partner promotions and build brand recognition.
We do not maintain our own manufacturing capabilities and rely on contract manufacturers to produce our products. We assign the production of these products to Beijing OrionStar. We may experience operational difficulties with our manufacturers, including reductions in the availability of production capacity, failures to comply with product specifications, insufficient quality control, failures to meet production deadlines, insolvency of the manufacturers, increases in manufacturing costs and longer lead time required. Our manufacturers may experience disruptions in their manufacturing operations due to equipment breakdowns, labor strikes or shortages, natural disasters, component or material shortages, cost increases or other problems. In addition, we may not be able to renew contracts with our contract manufacturers or identify manufacturers who are capable of producing new products we target to launch in the future.

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
To ensure adequate inventory supply for our products, we procure products and components based on demand and production forecasts. The ability to accurately forecast demand for our products and services could be affected by many factors, including changes in customer demand for our products and services, and unanticipated changes in general market and economic conditions. In addition, as we continue to introduce new products and services, we may also face challenges managing the production plan of our existing products, which may in turn affect the inventory management for our existing products. If we or our customers fail to accurately forecast customer demand, we may experience excess inventory levels or a shortage of products available for sale. Inventory levels in excess of customer demand may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which may cause our gross margin to suffer and could impair the strength of our brand. In 2019, 2020 and 2021, our impairment of inventory were RMB2.8 million, RMB23.7 million and RMB7.6 million, respectively. On the other hand, in the case we experience shortage of products, we may be unable to meet the demand for our products, and our business and operating results could be adversely affected.
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
know-how
and staff.
Each of our executive officers and key employees has agreed to non-competition
obligations. However, these agreements may not be properly and effectively implemented in China, where our executives and key employees reside, in light of uncertainties relating to China’s legal system. If any of our executive officers or key employees violates the terms of their non-competition
or other employment agreements with us, or their legal duties by diverting business opportunities from us, it will result in our loss of corporate opportunities. Although we have adopted a code of business conduct and ethics to help restrict conflicts of interest involving directors and officers, any violation of this code by our directors or officers may materially and adversely affect our business operations, prospects and reputation.

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
We have made significant capital investment in strategic investments, acquisitions and partnerships to complement our organic business expansion. We have also made a number of investments in securities and minority investments in companies with strategic value for us. These investments and acquisitions require a significant amount of capital, which decreases the amount of cash available for working capital or capital expenditures. In 2019, 2020 and 2021, we have paid for investments and acquisitions in an aggregate amount of RMB523.1 million, RMB186.2 million and RMB9.5 million (US$1.5 million), respectively. If these investments and acquisitions do not perform as we have expected, become less valuable to our business due to a change in our overall business strategy, or if the industry, regulatory or economic environments deteriorate, they could result in significant impairment of investments. In 2019, 2020 and 2021, our impairment of investments were RMB168.0 million, RMB78.1 million and RMB395.0 million (US$62.0 million), respectively, primarily due to some non-cash
write-downs of certain investment assets, as we considered the fair value of such investment assets less than carrying value. As our market capitalization was lower than the carrying amount of the net assets, we performed impairment assessment for the goodwill of all reporting units using the two-step
process, and recognized impairment loss of RMB545.7 million for the year ended 2019. These write-downs were the result of lower-than-expected performance and financial position of the investment assets. In addition, acquisitions of businesses and assets may increase our capital and expenses in integrating new businesses and personnel into our own, require significant management attention and result in a diversion of resources away from our existing business, which in turn could have an adverse effect on our business operations. Further, acquisitions could result in increased leverage, potentially dilutive issuances of equity securities and exposure to potential unknown liabilities of the acquired business. The costs of identifying and consummating acquisitions may also be significant. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from relevant government authorities for the acquisitions and comply with applicable laws and regulations, which could result in increased costs and delays.
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
Our business experienced revenue decrease since 2019. Total revenues decreased to RMB784.6 million (US$123.1 million) in 2021 from RMB1,552.6 million in 2020. As our business continues to face some challenges, we may not be able to resume our growth in the near future. In addition, resuming our growth requires significant expenditures and allocation of valuable management time and resources. To execute our business plan and strategy, we need to continuously improve our operational and financial systems, procedures and controls, and expand, train, manage and maintain good relations with our employee base. Further, we must expand and continue to engage or maintain our relationships with a growing number of users, customers and business partners. Resumed growth could also strain our ability to maintain reliable service for our users, customers and business partners. We operate in a dynamic and rapidly evolving market and investors should not rely on our past results as an indication of our future operating performance. Any failure to effectively manage our growth or implement our business strategies may materially and adversely affect our business and results of operations.
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
We are subject to seasonality and other fluctuations in our business. Revenues from our internet business are affected by seasonality in advertising spending in both China and the overseas markets. In 2021, revenues from our Internet business accounted for 83.3% of our total revenues. We believe that such seasonality in advertising spending affects our quarterly results, resulting in growth in our revenues from internet business between the third and the fourth quarters but a decline from the fourth quarter to the next quarter. Thus, our operating results for one or more future quarters or years may fluctuate substantially or fall below the expectations of securities analysts and investors. In such event, the trading price of the ADSs may fluctuate significantly.
If we fail to build, maintain and enhance our brands, incur excessive expenses in this effort, our business, results of operations and prospects may be materially and adversely affected.
We believe that building, maintaining and enhancing our brands are critical to the success of our business and our ability to compete. Well- recognized brands are important to increasing our number of users and expanding our business.
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
Third parties with whom we conduct our business, including our advertisers place their advertisements on our products through mobile advertising networks, operational partners who provide assistive functionalities for our PC or mobile products, content provider and hardware manufacturer, may be subject to regulatory penalties or punishments because of their regulatory compliance failures, which may disrupt our business. Any legal liabilities of, or regulatory actions against, such third parties may affect our business activities and reputation and, in turn, our results of operations. For example, under PRC advertising laws and regulations, we are obligated to monitor the advertising contents shown on our products. We have strict terms in contracts with most of the advertising networks to ensure that the advertisements shown on our products are in full compliance with applicable PRC laws and regulations. However, there are still uncertainties underlying these contents from advertisers. If we are found to be in violation of applicable PRC advertising laws and regulations, we may be subject to penalties and our reputation may be harmed, which may have an adverse effect on our business, financial condition, results of operations and prospects.
If we fail to obtain and maintain the requisite licenses and approvals or otherwise comply with the laws and regulations under the complex regulatory environment applicable to our businesses in China as well as our outbound investment, or if we are required to take actions that are time- consuming or costly, our business, financial condition and results of operations may be materially and adversely affected.
The internet industry, including the mobile internet industry, is highly regulated in China. the VIEs are required to obtain and maintain applicable licenses and approvals from different regulatory authorities in order to provide their current services. Under the current PRC regulatory scheme, a number of regulatory agencies, including but not limited to the State Administration of Press, Publication, Radio, Film and Television, or SARFT, which has been reformed and become National Radio and Television Administration, or NRTA, the Ministry of Culture, or MOC, which were consolidated with the National Tourism Administration and has been reformed and become the Ministry of Culture and Tourism, or MCT, Ministry of Industry and Information Technology, or MIIT, the State Council Information Office, or SCIO, and the Cyberspace Administration of China, or CAC, jointly regulate all major aspects of the internet industry, including mobile and PC internet businesses. Operators must obtain various government approvals and licenses for relevant internet or mobile business.
We have obtained Internet Content Provider Licenses, or ICP Licenses, for the provision of internet information services, a license for value-added telecommunications services with the specification of online data processing and transaction processing business, or EDI license, Business License of Value-Added Telecommunications Services, or SP license, Internet Culture Operation Licenses for the operation of online entertainment products, and Computer Information System Security Products Sales License for our mobile and PC security applications. These licenses are essential to the operation of our business and are generally subject to regular government review or renewal. However, we cannot assure you that we can successfully renew these licenses in a timely manner or that these licenses are sufficient to conduct all of our present or future business.
Pursuant to the Decision of Ministry of Culture and Tourism on Abolishing Provisional Administration Measures of Online Games and the Measures for the Administration of Tourism Development Plans, which was promulgated by the MCT on 10 July 2019, the Provisional Administration Measures of Online Games was abolished. On May 14, 2019, the general office of MCT promulgated the Notice on Adjustment of the Approval Scope of Internet Cultural Operation Licenses and Further Regulating the Approval Work, or the No. 81 Notice. According to the No. 81 Notice, the MCT no longer assumes the online game industry management responsibility. Upon receiving the No. 81 Notice, the provincial cultural and tourism administrative departments no longer approve and issue the Internet Culture Operation Licenses covering business scope of “operating gaming products through the internet” or “operating gaming products through the internet, including the issuance of virtual currency”. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Online Games and Foreign Ownership Restrictions.”

A number of online games currently offered on our platform are developed by and jointly operated with game developers, whereas several online games were developed and are currently operated by us. We are required to obtain an Internet Publishing License from SARFT for the operation and distribution of games through mobile and PC internet networks. As it is difficult to acquire Internet Publishing License in practice, we have not obtained an Internet Publishing License from SARFT for the operation and distribution of games on mobile and PC internet. Due to the lack of Internet Publishing License for operating and distributing games through mobile and PC internet networks, we may be prohibited from carrying out the abovementioned activities and may be subject to administrative penalties, such as warnings, fines or even criminal liabilities. Additionally, each online game is also required to be filed with SARFT prior to the commencement of its operations in China. While we endeavor to comply with the registration requirements, a few developers of the games we publish (including our subsidiaries), who have contractual obligations to file the games with SARFT, may have not made such filings as required. We cannot assure you that we or our game developers will be able to obtain all the required permits, approvals or licenses or complete all the required filings in a timely manner, or at all. If we or any of such game developers fails to do so, we may have to modify our online game publishing services in a manner disruptive to our business or may not be able to continue to operate the affected online games, which may adversely affect our business and results of operations. Besides, our subsidiary is operating the website of
www.duba.com
, providing links pertaining to news reporting and commentary on politics, economy, military affairs, diplomacy, public emergencies and other public affairs, which eventually will be viewed by users of other websites. Pursuant to regulations relating to internet news information services, the abovementioned activities may be regarded as providing internet news information reprinting services and communication platform services, and the operator of the website of
www.duba.com
may be required to obtain an internet news information service license, or an INIS License. However, our subsidiary has not obtained such license. Therefore, our subsidiary may be prohibited from carrying out the abovementioned activities and may be subject to administrative penalties, such as warnings, fines, or even criminal liabilities.
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
Pursuant to NDRC Order 11, any sensitive outbound investment project carried out by overseas enterprise controlled by a PRC natural person shall be subject to a verification and approval procedure, and any non-sensitive
outbound investment project, with the total investment amount from any Chinese investor via overseas enterprise under its control exceeding US$300 million, shall be reported to NDRC before the implementation of the project. On February 12, 2017, Kingsoft Corporation have entered into a voting proxy agreement with Mr. Sheng Fu, which became effective on October 1, 2017. According to such agreement, Kingsoft Corporation have delegated to Mr. Sheng Fu its approximately 39.4% voting power of our company. Mr. Sheng Fu has approximately 46.4% voting power of our company so far. As we and our overseas subsidiaries may be considered as companies under control of Mr. Sheng Fu pursuant to NDRC Order 11, verification and approval procedure or reporting may be required when we or our subsidiaries make investments outside China. While we endeavor to comply with NDRC Order 11 and other regulations regarding outbound investment, we cannot assure you that our existing or future subsidiaries will maintain all applicable outbound investment procedures in a timely manner, and any non-compliance
on their part may cause potential liabilities to us and disrupt our operations. See “Item 4. Information on the Company—B. Business Overview—Regulations— Regulations on Outbound Investment” for further details.

Actual or alleged failure to comply with laws and regulations on data privacy and protection could damage our reputation, discourage current and potential users from using our products and services applications and subject us to damages, administrative penalties and criminal liabilities, which could have material adverse effects on our business and results of operations.
As the regulations regarding data privacy and cybersecurity are quickly evolving in China and globally, we may become subject to evolving laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information that could affect how we store, process and share data with our customers, suppliers and third-party merchants. Concerns about our practices with regard to the collection, storage, use, processing, disclosure or transfer of personal information or other privacy-related matters, even if unfounded, could damage our reputation, business and results of operations.
For example, in August 2015, the Standing Committee of the National People’s Congress promulgated the Ninth Amendment to the Criminal Law, which became effective in November 2015 and amended the standards of crime of infringing citizens’ personal information and reinforced the criminal culpability of unlawful collection, transaction, and provision of personal information. It further provides that any ICP provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders will be subject to criminal liability. In November 2016, the Standing Committee of the National People’s Congress promulgated the PRC Cyber Security Law, which requires, among others, that network operators take security measures to protect the network from unauthorized interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. Significant capital, managerial and human resources are required to comply with legal requirements, enhance information security and to address any issues caused by security failures. The Civil Code promulgated in 2020 also provides specific provisions regarding the protection of personal information. On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which took effect in September 2021. The Data Security Law, among others, provides for a security review procedure for the data activities that may affect national security. On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. In December 2012, the Standing Committee of the PRC National People’s Congress promulgated the Decision on Strengthening Network Information Protection, or the Network Information Protection Decision, to enhance the legal protection of information security and privacy on the internet. The Network Information Protection Decision also requires internet operators to take measures to ensure confidentiality of information of users.
In July 2013, the MIIT promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users to regulate the collection and use of users’ personal information in the provision of telecommunication service and internet information service in China.
Our mobile applications and websites collect certain user personal information that is necessary to provide the corresponding services. We have privacy policies in place that defines the scope and necessity of the personal information we collect, which have been, and will continue to be updated from time to time to meet the latest regulatory requirements. Nonetheless, many specific requirements for collecting, or processing personal information, including requirements of the Personal Information Protection Law, remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations. See “Item 4.B. Information on the Company—Business Overview—Regulation.”
In addition, the PRC Cyber Security Law, the Data Security Law and Civil Code are relatively new and subject to interpretation by the regulators. The data we obtain and use in relation to the services we provide may include information that is deemed as “personal information”, “network data” or “important data” under the PRC Cyber Security Law, the Civil Code and related data privacy and protection laws and regulations. As such, we have adopted a series of measures to ensure that we comply with relevant laws and regulations in the collection, use, disclosure, sharing, storage, and security of user information and other data. The Data Security Law also stipulates that the relevant authorities will formulate the catalogues for important data and strengthen the protection of important data, and state core data, i.e. data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interests, shall be subject to stricter management system. “Item 4.B. Information on the Company—Business Overview—Regulation.” The exact scopes of important data and state core data remain unclear and may be subject to further interpretation. If any data that we are in possession of constitutes important data or state core data, we may be required to adopt stricter measures for protection and management of such data.
Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other customer data, could cause our customers to lose trust in us and could expose us to legal claims. Any perception by the public that online transactions or the privacy of user information are becoming increasingly unsafe or vulnerable to attacks could inhibit the growth of online retail and other online services generally, which may reduce the number of orders we receive.

On July 30, 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Protection of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of the important industry or field such as public communication and information service, energy, transportation, water conservation, finance, public services,
e-government
affairs and national defense science, which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, or Protection Departments, shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. As of the date of this annual report, no detailed rules or implementation has been issued by any authority and we have not been informed as a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws. Therefore, it is uncertain whether we would be deemed as a critical information infrastructure operator under PRC law. If we are deemed as a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we must fulfill certain obligations as required under the PRC cybersecurity laws and regulations, including, among others, storing personal information and important data collected and produced within the PRC territory during our operations in China, which we have fulfilled in our business, and we may be subject to review when purchasing internet products and services.
On November 14, 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations. The Draft Regulations provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for the following activities: (i) merger, reorganization or division of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests to the extent that affects or may affect national security; (ii) listing abroad of data processors which process over one million users’ personal information; (iii) the listing of data processors in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. However, there have been no clarifications from the authorities as of the date of this annual report as to the standards for determining such activities that “affects or may affect national security.” See “Item 4.B. Information on the Company—Business Overview—Regulation.” As of the date of this annual report, the Draft Regulations was released for public comment only, and its respective provisions and the anticipated adoption or effective date may be subject to change with substantial uncertainty. The Cybersecurity Review Measures are relatively new and remain unclear on how it will be interpreted and implemented by the relevant PRC governmental authorities, it remains uncertain how PRC governmental authorities will regulate overseas listing in general and whether we are required to obtain any specific regulatory approvals for our offshore offerings. However, as of the date of this annual report, we have not received any formal notice from any cybersecurity regulator that we should apply for a cybersecurity review. The Draft Regulations remains unclear on whether the relevant requirements will be applicable to companies that have been listed in the United States and Hong Kong, such as us. We cannot predict the impact of the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the enacted versions of the Draft Regulations mandate clearance of cybersecurity review and other specific actions to be completed by China-based companies listed on a U.S. stock exchange and Hong Kong Exchanges, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. In addition, if a final version of the Draft Regulations is adopted, we may be subject to review when conducting data processing activities and annual data security assessment and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. We have been advised by our PRC legal counsel that, these laws and regulations are relatively new, and therefore there are substantial uncertainties with respect to the interpretation and implementation of these data security laws and regulations. We may need to adjust our business to comply with information security requirements from time to time. We have taken measures to comply with existing laws and regulations.

On December 31, 2021, the CAC, together with other regulatory authorities, published Administrative Provisions on Algorithm Recommendation for Internet Information Services (the Administrative Provisions on Algorithm Recommendation), effective on March 1, 2022. Pursuant to the Administrative Provisions on Algorithm Recommendation, users should be given an option to easily turn off algorithm recommendation services, and service providers shall, among others, establish and improve the management systems and technical measures for algorithm driven recommendation mechanism and regularly review, evaluate and verify the principle, models, data and application results of algorithms. we will closely monitor the regulatory development and adjust our business operation from time to time to comply with the regulations over algorithm.
Our business is subject to complex and evolving laws and regulations regarding privacy, data protection, and other matters outside China. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.
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
For instance, we are subject to regulations under U.S. state law regarding the publication and dissemination of our privacy policy with respect to user data. It is possible that we may become subject to additional U.S. state or federal legislation or rules and regulations of governmental authorities outside China regarding the use of personal information or privacy-related matters. The General Data Protection Regulation (GDPR) (EU) 2016/679 is a regulation in EU law on data protection and privacy for all individuals within the European Union. It addresses the export of personal data outside the EU. The GDPR became enforceable on May 25, 2018. Failure to comply with GDPR may result in punitive actions from EU authorities, reputation damage, user loss, and revenue loss. Complying with any additional or new regulatory requirements could force us to incur substantial costs or require us to change our business practices.
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
We adopted a share award scheme, or the 2011 Plan, in May 2011, a 2013 equity incentive plan, or the 2013 Plan, in January 2014, and a restricted shares plan, or the 2014 Plan, in April 2014 and several equity incentive plan of our subsidiaries, pursuant to which we are authorized to grant options, restricted shares and other awards to our directors, officers, other employees and consultants, as each plan may provide. In addition to our share incentive plans, we have also granted share-based incentive awards in connection with certain investments and acquisitions made by us. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Awards.” In 2019, 2020 and 2021, we recorded RMB127.4 million, RMB81.0 million and RMB7.2 million (US$1.1 million), respectively, of share-based compensation expenses. The amount of these expenses is based on the fair value of the share-based incentive awards we granted, and the recognition of unrecognized share-based compensation expenses will depend on the forfeiture rate of our unvested share-based awards. Expenses associated with share-based compensation have affected our net income and may reduce our net income in the future, and any additional securities issued pursuant to share-based incentive awards will dilute the ownership interests of our shareholders, including holders of the ADSs. We believe the granting of share-based incentive awards is of significant importance to our ability to attract and retain key personnel, employees and consultants, and we will continue to grant share-based incentive awards in the future. As a result, our share-based compensation expenses may increase, which may have an adverse effect on our results of operations.
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

In connection with the preparation and external audit of our consolidated financial statements as of and for the years ended December 31, 2021, we and our independent registered public accounting firm concluded that our internal control over financial reporting was ineffective as of December 31, 2021 due to the material weakness in the Company’s controls over the projected financial information used in the impairment assessment of an equity investment.
We intend to implement a number of measures to address the material weakness identified in 2021. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.”
However, we can give no assurance that the implementation of these measures will be sufficient to eliminate such material weakness or that material weaknesses in our internal control over financial reporting will not be identified in the future. Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of the ADSs.
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
Foreign ownership of internet-based, including mobile-based, businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates internet access, distribution of online information, online advertising, distribution and operation of online games through strict business licensing requirements and other government regulations. These laws and regulations also limit foreign ownership of PRC companies that provide internet information services. According to the Negative List (2021 Version), foreign investment in internet news information services, online publication services, online audio-visual program services, internet cultural business (except for music) are prohibited, and foreign equity share in a value-added telecommunication business shall not exceed 50% (excluding
e-commerce,
domestic multi-party communication,
store-and-forward,
and call center), and the basic telecommunication services shall be controlled by the Chinese party. In addition, according to the Several Opinions on the Introduction of Foreign Investment in the Cultural Industry promulgated by the MOC, the SARFT, the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce, or the MOFCOM, in July 2005, foreign investors are prohibited from investing in or operating, among other things, any internet cultural operating entities. Companies providing mobile internet services such as ours are governed by these rules and regulations on internet companies in China.
Cheetah Mobile Inc. is a Cayman Islands holding company with no equity ownership in the VIEs, and we conduct part of our operations through the VIEs. The VIEs, together with their subsidiaries, contributed a portion of our consolidated revenues in the years ended December 31, 2019, 2020 and 2021. We consolidate the VIEs through a series of contractual arrangements that those entities and/or their shareholders signed with our company, our wholly-owned PRC subsidiaries, including but not limited to Beijing Kingsoft Internet Security Software Co., Ltd., or Beijing Security, Conew Network Technology (Beijing) Co., Ltd., or Conew Network. Our contractual arrangements with the VIEs and their shareholders enable us to consolidate the VIEs and give us the obligation to absorb losses and the right to receive benefits of the VIEs, enabling us to consolidate their operating results. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs.”
Holders of our Class A ordinary shares or the ADSs hold equity interest in a Cayman Islands holding company, but do not directly or indirectly hold equity interest in the VIEs or their subsidiaries. If the PRC government deems that our contractual arrangements with the consolidated variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. We may not be able to repay our indebtedness, and our shares may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of the consolidated variable interest entities, which contribute to 33.1% of our revenues in 2021. Our holding company in the Cayman Islands, the consolidated variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the consolidated variable interest entities and, consequently, significantly affect the financial performance of the consolidated variable interest entities and our company as a group.

Based on the advice of our PRC legal counsel, Global Law Office, the contractual arrangements among our PRC subsidiaries, the VIEs, their shareholders and us, as described in this annual report, are valid, legal and binding on each of the above-mentioned parties thereto in accordance with the terms of respective contractual arrangements. However, we were further advised by Global Law Office that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations, and that these laws or regulations or interpretations of these laws or regulations may change in the future. Furthermore, the relevant government authorities have broad discretion in interpreting and implementing these laws and regulations. Accordingly, we cannot assure you that PRC government authorities will not ultimately take a view contrary to that of our PRC legal counsel.
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
The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of our variable interest entities in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of our variable interest entities or our right to receive substantially all the economic benefits and residual returns from our variable interest entities and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of our variable interest entities in our consolidated financial statements. Either of these results, or any other significant penalties that might be imposed on us in this event, would have a material adverse effect on our financial condition and results of operations.
Although we believe we, our PRC subsidiaries and the consolidated variable interest entities comply with current PRC laws and regulations, we cannot assure you that the PRC government would agree that our contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. The PRC government has broad discretion in determining rectifiable or punitive measures for non-compliance
with or violations of PRC laws and regulations. If the PRC government determines that we or the consolidated variable interest entities do not comply with applicable law, it could revoke the consolidated variable interest entities’ business and operating licenses, require the consolidated variable interest entities to discontinue or restrict the consolidated variable interest entities’ operations, restrict the consolidated variable interest entities’ right to collect revenues, block the consolidated variable interest entities’ websites, require the consolidated variable interest entities to restructure our operations, impose additional conditions or requirements with which the consolidated variable interest entities may not be able to comply, impose restrictions on the consolidated variable interest entities’ business operations or on their customers, or take other regulatory or enforcement actions against the consolidated variable interest entities that could be harmful to their business. Any of these or similar occurrences could significantly disrupt our or the consolidated variable interest entities’ business operations or restrict the consolidated variable interest entities from conducting a substantial portion of their business operations, which could materially and adversely affect the consolidated variable interest entities’ business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of any of the consolidated variable interest entities that most significantly impact its economic performance, and/or our failure to receive the economic benefits from any of the consolidated variable interest entities, we may not be able to consolidate these entities in our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with the VIEs and their shareholders for the operation of our business in China, which may not be as effective as direct ownership.
Because of PRC restrictions on foreign ownership of internet businesses in China, we depend on contractual arrangements with the VIEs, in which we have no ownership interest, to conduct our business in China. These contractual arrangements are intended to provide us with effective control over these entities and allow us to obtain economic benefits from them. The shareholders of the VIEs include, but not limited to, Messrs. Sheng Fu, who is also our director, as well as Ms. Weiqin Qiu, Mr. Kun Wang and Mr. Wei Liu. For additional details on these ownership interests, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs.” However, these contractual arrangements may not be as effective in providing control as direct ownership. For example, the VIEs and their shareholders could breach their contractual arrangements with us by, among other things, failing to operate our business in an acceptable manner or taking other actions that are detrimental to our interests. If we were the controlling shareholder of these VIEs with direct ownership, we would be able to exercise our rights as shareholders to effect changes to their board of directors, which in turn could implement changes at the management and operational level. However, under the current contractual arrangements, as a legal matter, if the VIEs or their shareholders fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies under PRC law, including contract remedies, which may be time- consuming, unpredictable and expensive. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing them, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and damage our reputation. See “—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.”
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
The services we provide and businesses we operate through the VIEs, including the internet news information services, internet publication services and other related services are subject to the foreign investment restrictions or prohibitions set forth in the Negative List (2021 Version).
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
Our contractual arrangements with the VIEs may result in adverse tax consequences to us.
As a result of our corporate structure and the contractual arrangements among our PRC subsidiaries, the VIEs, their shareholders and us, we are effectively subject to PRC value-added tax and related surcharges on revenues generated by our subsidiaries from our contractual arrangements with the VIEs. The PRC Enterprise Income Tax Law, or the EIT Law, requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its affiliates or related parties to the relevant tax authorities. These transactions may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year during which the transactions are conducted. In addition, on March 18, 2015, the State Administration of Taxation, or the SAT, issued the Bulletin Regarding the Enterprise Income Tax Matter in Relation to Enterprise’s Payment of Fees to Overseas Affiliated Parties, or the Bulletin 16, to further regulate the transfer pricing issues in relation to the fees payment to affiliated parties. Among other things, the Bulletin 16 makes it clear that the fees paid to overseas affiliated parties in the following situations cannot be deducted from the taxable income when determining a PRC company’s enterprise income tax: (a) the fees paid to an overseas affiliated party which has no substantial operating activities; (b) the fees paid to an overseas affiliated party for labor service that would bring direct or indirect economic interests; (c) royalties paid for intangible properties to which the affiliated party that charges the fees only has legal title but has made no contribution to the creation of the value of such properties; and (d) the fees paid under arrangements made for listing or financing purposes. Furthermore, on March 17, 2017, the SAT promulgated the Announcement of the State Administration of Taxation on Promulgating the Administrative Measures for Special Tax Investigation Adjustments and Mutual Agreement Procedures, or Bulletin 6, which become effective as of May 1, 2017. The Bulletin 6 specifies further the provisions in Bulletin 16, regulating the basic rules about the income distribution of intangible properties, payments for labor service and no substantial operating activities and so on. Meanwhile, it abolished the application of Bulletin 16 since May 1, 2017. We may be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between us and the VIEs were not on an arm’s length basis and therefore constituted improper transfer pricing arrangements. If this occurs, the PRC tax authorities could request that the VIEs and any of their respective subsidiaries adjust their taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by reducing expense deductions recorded by such VIEs and thereby increasing these entities’ tax liabilities, which could subject these entities to late payment fees and other penalties for the underpayment of taxes. Our consolidated net income may be adversely affected if the VIEs’ tax liabilities increase or if they become subject to late payment fees or other penalties.

The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business.
The shareholders of the VIEs include, but not limited to, Messrs. Sheng Fu who is also our director, as well as Ms. Weiqin Qiu, Mr. Kun Wang and Mr. Wei Liu. Conflicts of interest may arise between their roles as shareholders, directors or officers of our company and as shareholders of the VIEs. We rely on these individuals to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to our company to act in good faith and in the best interest of our company and not to use their positions for personal gain. Although the shareholders of the VIEs have executed shareholder voting proxy agreements to irrevocably appoint our company or a person designated by our company to vote on their behalf and exercise voting rights as shareholders of the VIEs, we cannot assure you that when conflicts arise under those agreements or otherwise, the shareholders of the VIEs will act in the best interest of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and these shareholders, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.
Kingsoft Corporation, one of our principal shareholders, and our founders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders, which may discourage, delay or prevent a change in control of our company and could deprive our shareholders of an opportunity to receive a premium for their securities.
As of March 31, 2022, Kingsoft Corporation, one of our principal shareholders, and Mr. Sheng Fu, directly or through their holding vehicles, together beneficially own an aggregate of 54.5% of our total outstanding Class A and Class B shares, and 72.5% of the total voting power.
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
We may lose the ability to use and enjoy vital assets held by the VIEs if they go bankrupt or become subject to a dissolution or liquidation proceeding.
Some of the VIEs hold certain assets that are essential to the operations of our platform and important to the operation of our business in China, such as the ICP Licenses, Internet Culture Operation Licenses, patent applications and software copyrights for the proprietary technology. If any of these entities goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of such entities undergoes a voluntary or involuntary liquidation proceeding, the unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

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
From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of any violation of these policies and rules until after such violation. Such unpredictability, including uncertainty as to the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.
The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.
We conduct our business primarily through the consolidated variable interest entities and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight over the conduct of our business, and may intervene or influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ADSs.
The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.
On April 2, 2022, CSRC issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Draft Confidentiality and Archives Administration Provisions”) for public comment, according to which a domestic company that seeks to offer and list its securities in an overseas market shall strictly abide by applicable PRC laws and regulations, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. As such Draft Confidentiality and Archives Administration Provisions have not been adopted and it remains unclear whether the formal version to be adopted in the future will have any further material changes, it is uncertain how such measures and provisions will be enacted, interpreted or implemented and how they will affect us.
On July 6, 2021, the relevant PRC government authorities issued Opinions on Lawfully and Severely Combating Illegal Securities Activities. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up,
on December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments.

The Draft Provisions and the Draft Administration Measures propose to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the Draft Provisions and the Draft Administration Measures, an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to the Draft Administration Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on
offering and other equivalent offing activities. Particularly, the issuer shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on
offering within three business days after completion of the
follow-on
offering. Failure to comply with the filing requirements may result in fines to the relevant domestic companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. The Draft Administration Measures also sets forth certain regulatory red lines for overseas offerings and listings by domestic enterprises. For more details of the Draft Provisions and the Draft Administration Measures, please refer to “Regulation – Regulations on Overseas Offering and Listing.”
As of the date of this annual report, the Draft Provisions and the Draft Administration Measures were released for public comment only. There are uncertainties as to whether the Draft Provisions and the Draft Administration Measures would be further amended, revised or updated. Substantial uncertainties exist with respect to the enactment timetable and final content of the Draft Provisions and the Draft Administration Measures. As the CSRC may formulate and publish guidelines for filings in the future, the Draft Administration Measures does not provide for detailed requirements of the substance and form of the filing documents. In a Q&A released on its official website, the respondent CSRC official indicated that the proposed new filing requirement will start with new companies and the existing companies seeking to carry out activities like follow-on
financing. As for the filings for the existing companies, the regulator will grant adequate transition period and apply separate arrangements. The Q&A also addressed the contractual arrangements and pointed out that if relevant domestic laws and regulations have been observed, companies with compliant VIE structure may seek overseas listing after completion of the CSRC filings. Nevertheless, it does not specify what qualify as compliant VIE structures and what relevant domestic laws and regulations are required to be complied with. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all. If the Draft Provisions and the Draft Administration Measures become effective in their current form, we may be required to complete the filing procedures with the CSRC with respect to our overseas issuance of securities or other relative behaviors, including change of control, overseas supervision or investigation and punishment by relevant supervisors, voluntary termination of listing or forced termination of listing, etc. Furthermore, if our business has an adverse impact on Chinese security, we will face the risk of being required by the relevant competent authorities of the State Council to divest the business and assets of domestic enterprises or take other effective measures.
Relatedly, on December 27, 2021, the NDRC and the Ministry of Finance, or the MOC, jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which will become effective on January 1, 2022. Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. As the 2021 Negative List is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operation, financial conditions and business prospect may be adversely and materially affected.

On December 28, 2021, twelve regulatory authorities jointly released the Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures provides that a critical information infrastructure operator purchasing network products and services, and platform operators carrying out data processing activities which affect or may affect national security, must apply for cybersecurity review. The Cybersecurity Review Measures also provides that a platform operator with more than one million users’ personal information aiming to list abroad must apply for cybersecurity review. New York Stock Exchange fall within the definition of “abroad” in the provision, however, we are already listed on the New York Stock Exchange, therefore, there can be no assurance if we are required to follow the cybersecurity review or the security assessment procedures, and if so, whether we would be able to complete the applicable cybersecurity review or the security assessment procedures in a timely manner
.
In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Cybersecurity Review Measures and the draft of Regulations on the Network Data Security, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.
A severe or prolonged downturn in the global economy could materially and adversely affect our business and financial condition.
COVID-19
has had a severe and negative impact on the Chinese and the global economy since 2020. Since the outbreak of
COVID-19
in early 2020, the Chinese government had, and may continue to, take certain emergency measures, including implementation of travel bans, blockade of certain roads, regional shutdown, and stay-at-home
orders, to control the spread of
COVID-19.
Especially, the situation became more severe since 2022 due to the higher infectivity of
COVID-19
Omicron. Our operating efficiency and capacity have been adversely affected by the
COVID-19
pandemic. Although Chinese economy recovered to some degree in 2021, there remains substantial uncertainty about the dynamic of the
COVID-19
pandemic, which may have potential continuing impacts on subsequent periods, if the global pandemic and the resulting disruption were to extend over a prolonged period, or if a wide spread of
COVID-19
happens again in China. The global spread of
COVID-19
pandemic in major countries of the world may also result in global economic distress, and the extent to which it may affect our results of operations will depend on future developments of the
COVID-19
pandemic, which are highly uncertain and difficult to predict.
Even before the outbreak of
COVID-19,
the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long- term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. The conflicts in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Any severe or prolonged slowdown in the global economy may materially and adversely affect our business, results of operations and financial condition.

We may be adversely affected by the complexity of, and uncertainties and changes in, PRC regulation on mobile and PC internet businesses and companies.
The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry, including mobile internet companies. These internet-related laws and regulations are evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulation of the internet business include, but are not limited to, the following:
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
In August 2021, the SAMR issued the Provisions on Preventing Unfair Online Competition (Drafts for Public Comments), or the Draft Provisions on Preventing Unfair Online Competition, which detailed the implementation of the PRC Anti-Unfair Competition Law, including specified certain online unfair competition behavior that shall be prohibited. As of the date of this annual report, the Draft Provisions on Preventing Unfair Online Competition has not been formally adopted, and due to the lack of further clarifications, there are still uncertainties regarding the interpretation and implementation of the Draft Provisions on Preventing Unfair Online Competition.

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
We are an exempted company incorporated under the laws of the Cayman Islands. However, we conduct most of our operations in China and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China and all of them are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or our management residing in China. In addition, China does not have treaties providing for reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC
jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.
It may be difficult for overseas regulators to conduct investigation, collect evidence, or obtain materials or data within China.
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
According to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Without the consent of the securities authorities and the relevant competent authorities of the State Council, no entity or individual may provide documents or materials relating to securities business activities to overseas. Also, according to Article 36 of the Data Security Law, which became effective in September 2021, the competent authority of the People’s Republic of China shall, in accordance with the relevant laws or the international treaties and agreements concluded or acceded to by the People’s Republic of China, or on the principle of equality and reciprocity, handle the requests for provision of data from foreign judicial or law enforcement organizations. Without the approval of the competent authorities of the People’s Republic of China, no organization or individual shall provide the data stored within the territory of the People’s Republic of China to foreign judicial or law enforcement organizations. While detailed interpretation of or implementation rules have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation, evidence collection, or data acquisition activities within China may further increase difficulties faced by you in protecting your interests. See also “—Risks Relating to the ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.
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

After the implementation of the FI Information Report Measures on January 1, 2020, where a foreign investor acquires a domestic non-foreign-invested
enterprise by equity, it shall submit an initial report through the enterprise registration system when handling the change registration for the acquired enterprise instead of obtaining the approval of the MOFCOM or its delegates at provincial level. However, regarding the affiliated M&A, according to the Negative List (2021 Version), a M&A of affiliated domestic companies by domestic companies, enterprises or natural persons via the companies legally established or controlled overseas, it shall still be subject to the approval by the MOFCOM under the M&A Rules.
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
We have grown and may continue to grow our business by acquiring complementary businesses. Complying with the requirements of the above- mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, the MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

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
Most of these financing means are subject to PRC regulations and approvals. For example, loans by us to our wholly-owned PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the SAFE. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to the VIEs, which are PRC domestic companies. Further, we are not likely to finance the activities of the VIEs by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in mobile internet services, online advertising, online games and related businesses.
On August 29, 2008, the SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign- invested enterprise of foreign currency registered capital into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 provides that Renminbi capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, the SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from the foreign currency registered capital of a foreign-invested company. The use of such Renminbi capital may not be altered without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Such requirements are also known as “payment-based foreign currency settlement system” established under the SAFE Circular 142. Violations of SAFE Circular 142 could result in severe monetary or other penalties. Furthermore, the SAFE promulgated a circular on November 9, 2010, known as Circular 59, and another supplemental circular on July 18, 2011, known as Circular 88, which both tighten the examination of the authenticity of settlement of foreign currency capital or net proceeds from overseas listings. The SAFE further promulgated the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses, or Circular 45, on November 9, 2011, which expressly prohibits foreign-invested enterprises from using registered capital settled in Renminbi converted from foreign currencies to grant loans through entrustment arrangements with a bank, repay intercompany loans or repay bank loans that have been transferred to a third party. Circular 142, Circular 59, Circular 88 and Circular 45 may significantly limit our ability to make loans or capital contributions to our PRC subsidiaries and to convert such proceeds into Renminbi, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

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
self-use
(except for real estate enterprises). On April 10, 2020, the SAFE issued the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business, being effective from the same date. The Circular optimized foreign exchange business management, such as promoting the facilitation reform of capital account income payment throughout the country. For detailed information, please see “Item 4. Regulations—Regulations of Foreign Currency Exchange, Foreign Debt and Dividend Distribution”.
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

According to the Company Law, if the aggregate balance of our statutory common reserve is not enough to make up for the losses of the previous year, the current year’s profits shall first be used for making up the losses before the statutory common reserve is drawn according to the provisions of the preceding paragraph. After we have drawn statutory common reserve, which is 10% of the after-tax
profit, from the
after-tax
profits, it may, upon a resolution made by the shareholders’ meeting, draw a discretionary common reserve from the after-tax
profits. After the losses have been made up and common reserves have been drawn, the remaining profits shall be distributed to shareholders in proportion to the actual capital contribution actually paid by them, unless otherwise agreed upon by all the shareholders. We may stop drawing the profits if the aggregate balance of the statutory common reserve has already accounted for over 50% of our registered capital. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations of Foreign Currency Exchange, Foreign Debt and Dividend Distribution” for further details.
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
In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing allowance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract Law, which became effective in January 2008 and its implementation rules effective as of September 2008, and was respectively amended on July 1, 2013, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. On October 28, 2010, the Standing Committee of the National People’s Congress promulgated the PRC Social Insurance Law, or the Social Insurance Law, which became effective on July 1, 2011, and was respectively amended on December 29, 2018. According to the Social Insurance Law, employees must participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance and maternity insurance and the employers must, together with their employees or separately, pay the social insurance premiums for such employees.
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
The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.
Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB.
As a result, we and investors in the ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.
The ADSs will be prohibited from trading in the United States under the HFCAA in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
The Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter
trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely.
Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form
20-F
for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. The prohibition of our ordinary shares and ADSs from trading in the United States would substantially impair your ability to sell or purchase the ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of the ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.
On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection
years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection
years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.

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
The Staff of the Division of Enforcement of the SEC is conducting an investigation relating to our disclosures for fiscal year 2015 regarding our relationship with one of our advertising business partners. The SEC investigation also relates to Rule
10b5-1
trading plans entered into by certain of our current and former officers and directors and sales of our ADS under those plans in 2015 and 2016. We and our current and former officers and directors have been fully cooperating with the SEC and are in discussions with the SEC concerning the potential outcome of the investigation. While we believe the SEC investigation is nearing conclusion, the exact duration and outcome of the SEC matter cannot be predicted at this time. A settlement or litigation with the SEC could include allegations by the SEC of violations of the U.S. securities laws against us and/or our current and former officers and directors involved, seeking various remedies, including penalties, fines, injunctive relief, a cease and desist order, officer and director bars, certain compliance undertakings, and other limitations or sanctions under the U.S. securities laws. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

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
Our ADSs may be delisted from the New York Stock Exchange as a result of our failure of meeting the New York Stock Exchange continued listing requirements.
We are required to meet certain quantitative tests as well as corporate governance and other qualitative standards to maintain the listing of our ADSs on the NYSE. It is possible that we could fail to satisfy one or more of these requirements.
Pursuant to NYSE rule 802.01C, a company is considered to be below compliance standards if the average closing price of a security as reported on the consolidated tape is less than $1.00 over a consecutive 30 trading-day
period. We received a letter from the NYSE dated April 15, 2022, notifying us that we were below the foregoing compliance standard. Pursuant to NYSE rule 802.01C, once notified, a company must bring its share price and average share price back above $1.00 within six months following receipt of the notification. If on the last trading day of any calendar month during the cure period the company has a closing share price of at least $1.00 and an average closing share price of at least $1.00 over the 30 trading-day
period ending on the last trading day of that month, then the company can regain compliance at any time during the six-month
cure period. In the event that at the expiration of the
six-month
cure period, both a $1.00 closing share price on the last trading day of the cure period and a $1.00 average closing share price over the 30 trading-day
period ending on the last trading day of the cure period are not attained, the NYSE will commence suspension and delisting procedures. To address this issue, we are monitoring the market conditions of our listed securities and are still considering our options. There can be no assurance that we can cure the price deficiency in time to regain compliance.
Furthermore, there can be no assurance that we will be able to maintain compliance with any other continued listing requirements of the NYSE. In the event of deficiency or non-compliance,
we could receive notices from the NYSE and suffer loss of investor confidence and trading price decline. If we fail to regain compliance in time, we could face trading suspension or even delisting from the NYSE, which could make it more difficult to obtain accurate quotations of and to buy or sell our securities, and the price of our securities could suffer further significant decline. Delisting may also impair our ability to raise capital and harm our reputation.
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
Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Save for certain limited exceptions, upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares. All of the ordinary shares held by our shareholders prior to the completion of the initial public offering were re-designated
as Class B ordinary shares upon completion of the offering. Kingsoft Corporation, one of our principal shareholders, and Mr. Sheng Fu, directly or through their holding vehicles, beneficially own an aggregate of 54.5% of our total outstanding shares, representing 72.5% of our total voting power as of March 31, 2022, which give them considerable influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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
We and certain of our current and former officers have been named as defendants in two putative securities class actions filed on June 25, 2020 and July 31, 2020 respectively in the U.S. District Court for the Central District of California. On August 24, 2020, the Court consolidated the two cases under the caption
In Re: Cheetah Mobile, Inc. Securities Litigation
(Case No.
2:20-cv-05696).
On March 15, 2021, an amended complaint was filed. According to the amended complaint, the action is purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in our ADRs between April 26, 2017 and March 24, 2020. The action alleges that we made false or misleading statements regarding our business and operations in violation of the Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule
10b-5
promulgated thereunder. Briefing on our motion to dismiss the complaint was completed in July 2021. On March 30, 2022, the Court granted the Company’s motion to dismiss, with leave for Plaintiffs to amend the complaint. On May 6, 2022, the parties reached a stipulation, pursuant to which Plaintiffs voluntarily dismissed the claims asserted in the action, and agreed that they would not amend the complaint or appeal the Court’s order. The case is now closed. Lawsuits such as this could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the lawsuit. Any such lawsuit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations. Furthermore, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business, financial condition or results of operations.

We believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2021, which could subject United States investors in the ADSs or Class A ordinary shares to significant adverse United States income tax consequences.
We will be a “passive foreign investment company,” or “PFIC,” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Although the law in this regard is unclear, we treat the VIEs as being owned by us for United States federal income tax purposes, not only because we consolidate the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements.
Based on the market price of our ADSs and the composition of our assets (in particular the substantial amount of cash and investments), we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2021, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.
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
Beijing Cheetah Network Technology Co., Ltd., or Beijing Network, was incorporated in China in July 2012 as our VIE and has been consolidated in our financial statements since its incorporation. We consolidate the VIEs, such as Beijing Mobile and Beijing Network, through contractual arrangements among them, their shareholders and our applicable PRC subsidiaries, Beijing Security and Conew Network. For a detailed description of our contractual arrangements with the VIEs, see “—C. Organizational Structure— Contractual Arrangements with the VIEs.”

In May 2014, we completed our initial public offering, in which we offered and sold 138,000,000 Class A ordinary shares represented by ADSs.
The ADSs are listed on the NYSE under the symbol “CMCM.”
Since September 2016, we have incorporated Live.me Inc. (“Live.me”), a Cayman Islands company, and several subsidiaries including Hong Kong Live.Me Corporation Limited, to operate our live streaming business. In December 2016, Live.me Inc. entered into an agreement to issue certain number of shares to one of its management members. In April 2017, Live.me Inc. raised an aggregate of US$60 million from a group of investors as well as our company. In November 2017, Live.me Inc. raised US$50 million from Bytedance Ltd. as its Series B financing. Following the foregoing transactions, we held approximately 52.1% equity interest in Live.me Inc., and have retained control over the LiveMe business. On September 30, 2019, Live.me amended its share incentive plan to (i) increase the number of shares to be issued under the current plan and (ii) issue shares under the plan into a trust for the benefit of current and future recipients of Live.me share incentive awards. Subsequent to the deconsolidation, we held 49.6% equity interest of Live.me. The remaining interests is accounted for equity investment using the fair value option in accordance with
ASC825-10.
During 2017, we completed a business combination, which we expected to enhance our expertise in hardware services. The total purchase consideration was RMB41.5 million.
In September 2017, Beijing Security completed capital injection into Beijing OrionStar, an artificial intelligence company incorporated in China and controlled by Mr. Sheng Fu, the chief executive officer and director of our company. As a result, we, through Beijing Security, hold approximately 29.6% of then equity interest in Beijing OrionStar and have a two-year
warrant to subscribe to additional equity interests amounted to US$62 million at the same valuation of our capital injection in September 2017. In July and September 2018, Beijing Security acquired additional equity interest in Beijing OrionStar through exercising part of the foregoing warrant. In 2019, Beijing Security fully exercised its warrant in Beijing OrionStar. Subsequent to the consummation of the transaction, we, through Beijing Security, hold 38.7% equity interest in Beijing OrionStar. In 2021, Beijing Security provided a convertible loan with principal amount of RMB100 million to Beijing OrionStar, according to which, upon the satisfaction of certain terms, Beijing Security shall have the right to convert all or part of the principal and the accrued interest into Beijing OrionStar’s equity interest.
In 2017, we acquired certain equity interest in Bytedance Ltd. during a transaction. In 2018, we disposed certain portion of the equity ownership in Bytedance Ltd, which resulted in a disposal gain of investment of approximately RMB300.2 million and a cash inflow of approximately RMB473.6 million. The remaining equity interest in Bytedance Ltd was remeasured and we recognized a fair value gain of RMB300.2 million in “Other income”. In May 2020, we sold all the remaining equity ownership in Bytedance Ltd. This transaction resulted in a disposal gain of investment of approximately RMB465.9 million and a cash inflow of approximately RMB949.8 million.
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
During 2019, we completed a business combination, which enhanced our expertise in hardware services. The total purchase consideration was RMB25.0 million. We have grown organically and through acquisitions, partnerships and investments in recent years.

During 2020, we disposed certain internet business which resulted in a disposal gain of approximately RMB394.2 million. Subsequent to the deconsolidation, we own 0% to 47.1% voting rights of those disposed business. Remaining interests is accounted for equity investment using the equity method or measurement alternative.
In 2019, 2020 and 2021, we have paid for investments and acquisitions in an aggregate amount of RMB523.1 million, RMB186.2 million and RMB9.5 million (US$1.5 million), respectively.
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
Our principal executive offices are located at Building No. 11Wandong Science and Technology Cultural Innovation Park No.7 Sanjianfangnanli, Chaoyang District, Beijing 100024, People’s Republic of China. Our telephone number at this address is
+86-10-6292-7779.
Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman,
KY1-1104,
Cayman Islands.
Voting Proxy Agreement between Kingsoft Corporation and Mr. Fu
On February 12, 2017, Kingsoft Corporation entered into a voting proxy agreement with Mr. Sheng Fu, our chief executive officer and director, pursuant to which Kingsoft Corporation agreed to delegate voting rights pertaining to up to 399,445,025 Class B ordinary shares of our company that it owns to Mr. Fu. Upon Kingsoft Corporation’s shareholder approval and signing of a definitive agreement between Mr. Fu and our company in relation to our acquisition of equity interest in Beijing OrionStar, Kingsoft Corporation have delegated approximately 39.4% voting power of our company held by Kingsoft Corporation to Mr. Sheng Fu, effective October 1, 2017. The voting proxy agreement also provides for additional rights and obligations of Kingsoft Corporation and Mr. Fu, including, among other things, (a) prohibitions on Mr. Fu from participation or investment in any businesses competing with the principal businesses of our company and Kingsoft Corporation, (b) Mr. Fu’s obligation to use best efforts to retain our core management team, (c) Kingsoft Corporation’s right to revoke the voting proxy in the event that Mr. Fu breaches the aforementioned undertakings, and (d) agreement to increase the size and change the composition of our then nine-member board of directors, such that there would be at that time 11 directors, including three directors from our management, one director designated by Kingsoft Corporation, one director designated by Tencent Holdings Limited, and six independent directors.
The voting proxy agreement may be terminated upon (i) revocation by Kingsoft Corporation based on a breach of certain undertakings by Mr. Fu, among other things, undertakings (a) and (b) in the above paragraph, (ii) mutual agreement by both parties, or (iii) disposal by Kingsoft Corporation of all of its equity interest in our company.

B.	Business Overview
We are a leading IT company. We have attracted hundreds of millions of users through an array of internet products such as Clean Master released in 2012, Security Master released in 2014, and several casual mobile games.
Our large user base presents monetization opportunities for us and our customers. We generate revenues from our internet products primarily by providing advertising services to advertisers worldwide, and also by selling advertisements and referring user traffic on our mobile and PC platforms. To deliver superior user experience, we have introduced some premium membership services since 2019.
We currently focus on deploying AI robots in some shopping malls in China’s tier one and tier two cities. Through voice interaction and AI technologies, these robots are able to integrate celebrity and entertainment marketing campaigns to amplify partner promotions and build brand recognition. In 2021, we started a business model of shopping-mall coupon-selling robots, which is a brand-new
inside-shopping-mall marketing mode to effectively attract customers for merchants. We applied both offline and online marketing strategies to expand the business. Offline, we use our robots which have been deployed in the shopping malls. Online, we use our own Wechat mini program – Quanduoduo, some other local network communities as well as some mainstream third-party platforms. Although this business has made good progress in 2021, it is still at the early stage and revenue generated for this business is not material, we do not expect significant revenue inflows from it in the near future.

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
Value-added Products
To better serve our customers, along with our main PC and mobile products, we also developed several value-added products such as Wallpaper, Office optimization software and so on.
AI and Other Business
E-Coupon
vending robot
E-Coupon
vending robot is a reception and marketing robot which is developed by Beijing OrionStar. We have deployed
E-Coupon
vending robots in some shopping malls in China’s tier one and tier two cities. Through voice interaction and AI technologies, these robots are able to integrate celebrity and entertainment marketing campaigns to amplify partner promotions and build brand recognition.
Global To B Services
We also provide services to leverage our overseas experience and resources to empower Chinese companies to develop business outside China, including multi-cloud management platform and overseas advertising agency service.
Products and Services for Our Customers
Mobile advertising publisher
Our portfolio of internet products attracted a wide user base, which enabled us to become one of the leading mobile advertising publishers. We aggregated ads from Baidu, Tencent, Bytedance and other mobile advertising networks on our mobile advertising operations. Our ad serving technology helps determine the best available ad to show based on comparison of bids from different ad networks.
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
Our Artificial Intelligence Technologies
We have made significant investments in artificial intelligence and machine learning technologies. Since 2018, we strengthened our capacity in AI by investing in Beijing OrionStar, an artificial intelligence tech company. In 2020, we optimized our operation for our AI business by focusing deploying our
AI-robots
in shopping malls. Leveraging voice interaction and AI technologies, the shopping mall robots can integrate celebrity and entertainment marketing campaigns to amplify partner promotions and build brand recognition.
Our Global To B Services
Our global to B services mainly include two parts: multi-cloud management platform and overseas advertising agency service.
We provide multi-cloud management service to our customers through our platform which provides one-stop
multi-cloud resource management solutions, conduct comprehensive management of multi-cloud resources and environment, and provide various solutions that can be implemented in the cloud, including platforms for backup and disaster recovery, machine learning, cost optimization and monitoring alarm.
Our overseas advertising agency service assists domestic companies to launch advertisement on large overseas advertising platforms, such as Facebook.
Our Customers
Our customers primarily comprise of customers who place advertisements on our application offerings and individual customers who subscribe premium services or purchase virtual items used in our applications. For our advertising services, our customers comprise direct advertisers including mobile application developers, mobile game developers and
e-commerce
companies, search engines and our partnering mobile advertising networks through which advertisers place advertisements on our applications, such as Tencent, Baidu, and Bytedance. For our global to B services, our customers mainly comprise Chinese companies who are interested in developing business in overseas market. In 2019, 2020 and 2021, our five largest customers in aggregate contributed approximately 35.0%, 28.0% and 35.6% of our revenues, respectively.
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
Marketing
We remain focused on driving organic growth for our products and services by improving user experience. We use social networks, online campaigns and offline events to promote our brand, products and services. We promote our brand, products and services across major social platforms such as Youku, WeChat and DouYin. Over the past years, our creative team has produced a number of products and branding videos for video sharing sites such as DouYin, Youku and YouTube.
We currently acquire users through continued online promotion. We also grow our traffic organically through cross-promotion.
We have implemented a number of marketing initiatives designed to promote our brand among potential users. For example, in December 2020, our robotic products were displayed at Go! streamers, a competition show co-sponsored
by Youku and Taobao.
Competition
We face intense competition in all lines of our business. For our internet business, we generally compete with other mobile application developers that offer products performing similar functions as our applications, such as Clean Master and Security Master. In the internet space, we mainly compete with 360 in China’s internet security and anti-virus market. For our AI and other business, we compete with other companies offering similar AI product in China and compete with other companies offering similar multi-cloud management or advertising agency service globally. In addition, we compete with all major internet companies for user attention and advertising spend.
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
Patents
. As of March 31, 2022, we had 1,954 patents in China and 138 patents outside China relating to our software and other proprietary technology. Of such total 2,092 patents, 1,902 patents were either independently or jointly held by Zhuhai Juntian, Beijing Security, Conew Network and our other wholly-owned or controlled subsidiaries. 166 patents were either independently or jointly held by Beijing Mobile, Beijing Network, and our other VIEs, and 24 patents were jointly owned by our wholly-owned subsidiaries and VIEs. The 2,092 patents will expire between December 2023 and March 2040. In addition to the aforementioned patents, as of March 31, 2022, we had a total of 579 patent applications in China and 32 patents applications outside China. Among such patent applications, in relation to the proprietary technologies that are essential to the operations of our platform and important to our business, our wholly-owned or controlled subsidiaries, had independently filed 572 patent applications, and the VIEs, had independently or jointly filed 39 patent applications. Once approved, depending on the type of patents, the patents that are in the process of application by the VIEs will normally expire 10 or 20 years after the date of application.
Copyrights
. As of March 31, 2022, we had registered 643 copyrights, including 596 software copyrights and 47 artwork copyrights. In relation to our core proprietary technologies, Beijing Mobile and Beijing Network, and our other VIEs, independently or jointly owned 209 software copyrights, and jointly owned an additional 39 software copyrights together with Cheetah Technology, Zhuhai Juntian, Beijing Security, Conew Network and our other wholly-owned or controlled subsidiaries. Among the 643 copyrights, 348 copyrights were either independently or jointly registered under the name of Cheetah Technology, Zhuhai Juntian, Beijing Security, Conew Network and our other wholly-owned or controlled subsidiaries. All the software copyrights owned by the VIEs (excluding Beijing Conew) have been published between December 2012 and March 2022. Software copyrights are protected until the end of the 50th calendar year starting from the date of first publication.

Trademarks
. As of March 31, 2022, we had registered 2,097 trademarks in China. In addition, we currently had filed 38 trademark applications in China. We had 1036 registered trademarks outside China, and we had filed 121 trademark applications outside China.
Domain names
. As of March 31, 2022, we had registered 281 domain names, including
www.cmcm.com
,
www.duba.com
,
www.ijinshan.com
,
www.duba.net
and
liebao.cn
.
As the VIEs hold a significant amount of patents and copyrights essential to our business operations, if we lose control over any of them or if any of them goes bankrupt, our business operations may be severely interrupted. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—We may lose the ability to use and enjoy vital assets held by the VIEs if they go bankrupt or become subject to a dissolution or liquidation proceeding.”
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

The Regulations on the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which took effect on January 1, 2002 and were respectively amended on September 10, 2008, on February 6, 2016 and on May 1, 2022, are the major rules on foreign investment in telecommunications companies in China. The FITE Regulations stipulate that the foreign investor of a telecommunications enterprise is prohibited from holding more than 50% of the equity interest in a foreign-invested enterprise that provides value-added telecommunications services, including internet information services. Moreover, such foreign investor shall demonstrate a good track record and experience in operating value-added telecommunications services when applying for the value-added telecommunications business operation license from the MIIT.
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
To comply with such foreign ownership restrictions, we operate our businesses in China through Beijing Mobile, Beijing Network, Beijing Conew and other companies, the VIEs or their subsidiaries. the VIEs are directly or indirectly owned by PRC citizens. Each of these entities is controlled by our company through a series of contractual arrangements. See “Item 4. Information on the Company— C. Organizational Structure—Contractual Arrangements with the VIEs.” Based on our PRC legal counsel, Global Law Office’s understanding of the current PRC laws, rules and regulations, our corporate structure complies with all applicable PRC laws, and does not violate, breach, contravene or circumvent or otherwise conflict with any applicable PRC laws. However, we were further advised by our PRC legal counsel that there are substantial uncertainties with respect to the interpretation and application of existing or future PRC laws and regulations and thus there is no assurance that Chinese governmental authorities would take a view consistent with the opinions of our PRC legal counsel.

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
We currently, through Beijing Network and other companies, the VIEs or their subsidiaries, hold valid ICP Licenses, covering the provision of internet information services, issued by the Beijing, Guangdong or Hainan branch of the MIIT. Besides, the ICP Measures and other relevant measures also ban the internet activities that constitute publication of any content that propagates obscenity, pornography, gambling and violence, incite the commission of crimes or infringe upon the lawful rights and interests of third parties, among others. If an internet information service provider detects information transmitted on their system that falls within the specifically prohibited scope, such provider must terminate such transmission, delete such information immediately, keep records and report to the governmental authorities in charge. Any provider’s violation of these prescriptions will lead to the revocation of its ICP License and, in serious cases, the shutting down of its internet systems. On January 8, 2021, CAC promulgated Circular on Seeking Public Comments on the Administrative Measures on Internet Information Services (Revised Draft for Comment), further stipulate that those engaged in Internet news and information services should apply to the CAC, and the Internet news and information service practitioners should obtain the corresponding qualifications and accept the corresponding training and assessment according to law. The deadline for submitting comments is February 7, 2021, this Circular has already been solicited for public opinions so far.
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
We, through Beijing Network and other companies, the VIEs or their subsidiaries have obtained the Internet Culture Operation Licenses from the Beijing or Hainan branch of the MOC (later the MCT) or MCT (formerly the MOC), which collectively cover the business scope of operating gaming products through the internet (including the issuance of virtual currency). However, among the above Internet Culture Operation Licenses, those covering the business scope of operating gaming products through the internet (including the issuance of virtual currency) are not required for operators of online games, due to the abolishment of the Provisional Administration Measures of Online Games, pursuant to a decision by Ministry of Culture and Tourism (“MCT”) on July 10, 2019. For detailed information. See “Item 4. Regulations—Regulations on Online Games and Foreign Ownership Restrictions” for further details.
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
All operators of online games, or Online Game Business Operators, used to be required by the Online Game Measures to obtain Internet Culture Operation Licenses. An Internet Culture Operation License is valid for three years and in case of renewal, the renewal application should be submitted 30 days prior to the expiry date of such license. An Online Game Business Operator should request the valid identity certificate of game users for registration, and notify the public 60 days ahead of the termination of any online game operations or the transfer of online game operational rights. Online Game Business Operators are also prohibited from (a) setting compulsory combat in the online games without game users’ consent; (b) advertising or promoting the online games in a way that contains prohibited content, such as anything that compromises state security or divulges state secrets; and (c) inducing game users to input legal currencies or virtual currencies to gain online game products or services, by way of random draw or other incidental means. Pursuant to the Online Game Measures, the service agreements between the Online Game Business Operators and users shall contain all the clauses of a standard online game service agreement, which was issued by MOC on July 29, 2010, with no conflicts with the rest of clauses in such service agreements. We, through Beijing Mobile, Beijing Network and other companies, the VIEs or their subsidiaries, have obtained Internet Culture Operation Licenses from the Beijing, Guangdong and Hainan branch of the MOC or MCT, which collectively cover the business scope of operating music entertainment products through the internet, and operating gaming products through the internet, including the issuance of virtual currency.
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
On October 25, 2019, the Notice on Preventing Minors from Indulging in Online Games, or the Notice, was issued by National Press and Publication Administration and came into effect on the same day. The Notice requests online game companies to implement the real-name registration system. All online game users must use valid identity information to register their game accounts. Online game companies must require existing users to complete the real-name registration within 2 months from the date of implementation of this notice and stop providing game service to users who cannot complete real-name registration within the prescribed period. The time and duration used by minors shall be strictly controlled. Online game companies are banned from providing game services to minors in any form between 10 p.m. and 8 a.m. The length of time that online game companies provide game services to minors shall not exceed 3 hours per day for statutory holidays and 1.5 hours for other days. Paid services provided to minors shall be regulated. Online game companies shall not provide paid game services for users under the age of 8 years old. As for the paid game services provided by the same online game company, for users who are over 8 years old and under 16 years old, the single recharge amount shall not exceed RMB50, the monthly recharge amount shall not exceed RMB200; for users over 16 years old and under 18 years old, the amount of one single recharge shall not exceed RMB100, and the monthly recharge amount shall not exceed RMB400. Furthermore, on August 30, 2021, the National Press and Publication Administration issued a Circular of the National Press and Publication Administration on Further Strengthening Regulation to Effectively Prevent Online Gaming Additions among Minors, or the Circular. The circular came into effect on September 1, 2021. Where is any inconsistency between the Circular and the Notice, the Circular shall prevail. Pursuant to the circular, which became effective on September 1, 2021, the time of providing online game services to minors shall be strictly limited. Since the effective date of this Circular, all online game companies can only provide one hour of online game services to minors between 8pm and 9pm on Fridays, Saturdays, Sundays and legal holidays, and are not allowed to provide online game services in any form to minors in any other time. The circular requires for real real-name registration and login of online game user accounts shall be strictly implemented. All online games must be connected to the National Press and Publication Administration’s real-name verification system for anti-addiction to online games. All online game users must use their real and valid identity information to register for game accounts and log in to online games. Online game companies shall not provide game services in any form (including visitor experience mode) to users without real-name registration and login.

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
Regulations on Mobile Application Information Services
On June 28, 2016, the CAC, promulgated the Administrative Provisions on Information Services of Mobile Internet Application Programs, or the Mobile Application Provisions, which became effective on August 1, 2016. The Mobile Application Provisions were promulgated to strengthen the administration of information services provided by mobile applications. On January 5, 2022, the CAC released the Administrative Provisions on Mobile Internet Applications Information Services (Draft for Comment) for public comments.
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

Regulations on Advertising Business
State Administration for Market Regulation, or the SAMR, which is the successor of SAIC, is the primary governmental authority regulating advertising activities in China. Regulations that apply to advertising business primarily include:

•
Advertisement Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress on October 27, 1994 and effective since February 1, 1995, the latest version of which became effective on April 29, 2021;

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

On November 26, 2021, the SAIC, currently known as SMAR has publicly solicited opinions on the Measures for the Administration of Online Advertising (Draft for Comments) (the Draft Internet Advertising Measures), which states that all Internet Advertising activities will be regulated and clearly states that livestreaming room operators and livestreaming marketers must abide by the responsibilities and obligations of Internet Advertising operators. The Draft Internet Advertising Measures also provides that Internet advertisement publishers should not publish advertisements on vehicles or intelligence household electronic appliances without the users’ permission or request. The Draft Internet Advertising Measures further strengthens the one-click-to-close
requirement and prohibits advertisements for certain items on Internet media that targets minors, including, among others, advertisements related to online games that are harmful to the physical or mental health of minors. The deadline for submitting comments is December 25, 2021, the SAMR solicited comments on this Draft Internet Advertising Measures, but it has not been formally adopted.
Regulations on Broadcasting Audio/Video Programs through the Internet
National Radio and Television Administration, or NRTA, the successor of SARFT is the primary governmental authority regulating activities involving broadcasting audio/video programs and services in China. Regulations that apply to broadcasting audio/video programs primarily include:

•
Administrative Measures for Broadcasting Audio/Video Programs through the Internet and Other Information Networks, or the Audio/Video Broadcasting Measures, issued by SARFT on July 6, 2004, effective since October 11, 2004 and updated in August 2015 (SARFT Order [2015] No. 3), which were superseded by Administrative Measures for Private Network and Directional Broadcast Audio/ Video Program Service (SARFT Order [2016] No. 6 or Order 6), which was promulgated on April 25, 2016 and became effective on June 1, 2016 and subsequently amended on March 23, 2021;

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

On November 18, 2019, CAC, MCT and NRTA jointly promulgated the Circular on Issuing the Administrative Provisions on Online Audio- visual Information Services (CAC Order [2019] No. 3), which was effective on January 1, 2020. According to the CAC Order [2019] No. 3, online audio-visual information services refer to the audio-visual information production, release and dissemination services provided for the public through internet sites, application programs and other online platforms. Online audio-visual information services refer to the organizations or individuals that provide the public with online audio-visual information services. Online audio-visual information service users refer to the organizations or individuals that use online audio-visual information services. An online audio-visual information service provider shall certify the real identity of each user by checking its organization code or his or her identity card number or mobile phone number or otherwise. If the user does not provide authentic identity information, the online audio-visual information service provider shall not provide the information release services for the user. An online audio-visual information service provider shall establish and improve a rumor refuting mechanism. If the provider finds that an online audiovisual information service user has produced, released or disseminated rumors by use of false images or audio and video generation technologies based on deep learning and virtual reality, the provider shall take appropriate rumor refuting measures in a timely manner, and report the relevant information to the departments of cyberspace, culture and tourism, and radio and television for the record.
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

•
E-Commerce
Law of the People’s Republic of China, which was promulgated by the Standing Committee of the National People’s Congress of the People’s Republic of China on August 31, 2018 and became effective on January 1, 2019,

•
Measures for the Administration of the Recall of Defective Consumer Goods, which was promulgated by the General Administration of Quality Supervision, Inspection and Quarantine (having been restructured and named to the SAMR), on October 21, 2015 and became effective on January 1, 2016,

•
Interim Provisions on the Administration of Recall of Consumer Goods, which was promulgated by the SAMR on November 21, 2019 and became effective on January 1, 2020 Measures for the Administration of the Restricted Use of the Hazardous Substances Contained in Electrical and Electronic Products, which was promulgated by the National Development and Reform Commission, the Ministry of Science and Technology, the Ministry of Finance, the Ministry of Environmental Protection, the Ministry of Commerce, the General Administration of Customs and the General Administration of Quality Supervision, Inspection and Quarantine on January 6, 2016 and became effective on July 1, 2016,

•	Civil Code of the PRC, which was promulgated by the National People’s Congress on May 28, 2020 and became effective on January 1, 2021,

•	Measures for the Supervision and Administration of Online Transactions, which was promulgated by the State Administration for Market Regulation on March 15, 2021 and became effective on May 1, 2021.
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
Patent
. The National People’s Congress adopted the Patent Law of the People’s Republic of China in 1984 and amended it in 1992, 2000, 2008 and 2020 (came into effect on June 1, 2021), respectively. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds, nuclear transformation or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention and a ten-year
term for a utility model and fifteen-year for a or design, starting from the application date. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder.
Copyright
. The Copyright Law of the People’s Republic of China, promulgated in 1990 and amended in 2001 and, 2010 and 2020 (came into effect on June 1, 2021), or the Copyright Law, and its related implementing regulations, promulgated in 1991 and amended in 2013 are the principal laws and regulations governing the copyright related matters. The amended Copyright Law covers internet activities, products disseminated over the internet and software products (including the original copy and reproduced copy), among the subjects entitled to copyright protections. Registration of copyright is voluntary, and is administrated by the China Copyright Protection Center.
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
Domain Name Registration, mentioned in the Notice, superseded the Implementing Rules for Domain Name Registration. According to the Notice, the applicant shall sign a domain name registration agreement with the registrar and submit the materials in written or electronic form on their application. The maximum period of validity of domain name registration shall not exceed ten years, and the longest period from the renewal date to the expiration date after the renewal shall not exceed ten years. On November 5, 2004, the MIIT promulgated the Measures for Administration of Domain Names for the Chinese Internet, which were subsequently superseded by Administrative Measures for Internet Domain Names, effective on November 1, 2017, or the Domain Name Measures. The Domain Name Measures shall apply to Internet domain name services and related operation, maintenance, supervision and management, and other related activities that are carried out within the territory of the People’s Republic of China. According to the Domain Name Measures, the registration of domain names in PRC is on a “first-apply- first registration” basis. A domain name applicant will become the domain name holder upon the completion of the application procedure. In February 2006, the CNNIC issued the Measures on Domain Name Dispute Resolution, which were subsequently amended in June 2012, in November and in September 2014 and in June 2019 and relevant implementing rules, pursuant to which the CNNIC can authorize a domain name dispute resolution institution to decide disputes.
Trademark
. The PRC Trademark Law, adopted in 1982 and amended in 1993, 2001, 2013 and 2019, with its implementation rules adopted in 2002 and amended in 2014, protects registered trademarks. The Trademark Office of the SAIC handles trademark registrations and grants a protection term of ten years to registered trademarks. Trademark license agreements must be filed with the Trademark Office for record. On December 13, 2021, for the purposes of enhancing trademark administration, strengthening the business guidance for trademark law enforcement China National Intellectual Property Administration issued the Standards for Determining General Trademark Violations, or the Circular 34, which became effective on January 1, 2022. The Circular 34 provides standards for the investigation and punishment of general trademark violations by departments in charge of trademark law enforcement.
Internet Infringement
On May 26, 2020, the National People’s Congress promulgated the Civil Code of the People’s Republic of China, or the Civil Code, which became effective on January 1, 2021. Under the Civil Code, an internet user or an internet service provider that infringes upon the civil rights or interests of others through using the internet assumes tort liability. If an internet user infringes upon the civil rights or interests of another through using the internet, the person being infringed upon has the right to notify and request the internet service provider whose internet services are facilitating the infringement to take necessary measures including the deletion, blocking or disconnection of an internet link. After receiving the notice, the network service provider shall promptly forward the notice to the relevant network user and take necessary measures in light of the preliminary evidence of infringement and the type of service; if the network service provider fails to take necessary action after being notified, it shall assume joint and several liability with the network user with regard to the aggravated part of the damage. If the network user or network service provider is damaged due to wrong notice, the right holder shall assume tort liability. Where it is otherwise prescribed in law, such provisions shall prevail. If, after being notified, the internet service provider fails to take necessary measures in a timely manner to end the infringement, it will be jointly and severally liable for any additional harm caused by its failure to act. According to the Civil Code Tort Law, civil rights and interests include the personal rights and rights of property, such as the right to life, right to health, right to name, right to reputation, right to honor, right of portraiture, right of privacy, right of marital autonomy, right of guardianship, right to ownership, right to usufruct, right to security interests, copyright, patent right, exclusive right to use trademarks, right to discovery, right to equity interests and right of heritage, among others.

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
Information Content and Censorship
Internet content in China is regulated and restricted from a state security standpoint. Internet companies in China are required to complete security filing procedures and regularly update information security and censorship systems for their websites with local public security bureau. The PRC Law on Preservation of State Secrets, which became effective on October 1, 2010 requires an internet information services provider to immediately stop disseminating any information that may be deemed to be leaked state secrets and to report such incidents in a timely manner to the state security and public security authorities. Failure to do so in a timely and adequate manner may subject the internet information services providers to liability and certain penalties given by the Ministry of State Security, the Ministry of Public Security and/or the MIIT or their respective local branches.
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
non-compliant
usernames or icons.
Measures for Security Review of Network Products and Services (Trial Implementation), or the Trail Security Review Measures, was promulgated by CAC on May 2, 2017, and effective on June 1, 2017, pursuant to which important network products and services purchased for the network and information system concerning national security shall go through network security review by the Cyber Security Review Committee. The Trial Security Review Measures were repealed by the Measures for Cybersecurity Review, or the Measures, which was issued by the CAC, the MIIT, the NDRC and other government sector on April 13,2020, and came into effect on June 1, 2020. On December 28, 2021, twelve regulatory authorities jointly released the Cybersecurity Review Measures, which became effective on February 15, 2022 and repeal the Measures for Cybersecurity Review issued on April 13, 2020, The Cybersecurity Review Measures provides that a critical information infrastructure operator purchasing network products and services, and platform operators carrying out data processing activities which affect or may affect national security, must apply for cybersecurity review. The Cybersecurity Review Measures also provides that a platform operator with more than one million users’ personal information aiming to list abroad must apply for cybersecurity review. New York Stock Exchange fall within the definition of “abroad” in the provision, however, we are already listed on the New York Stock Exchange, therefore, there can be no assurance if we are required to follow the cybersecurity review or the security assessment procedures, and if so, whether we would be able to complete the applicable cybersecurity review or the security assessment procedures in a timely manner
.
On November 15, 2018, the CAC promulgated the Provisions on the Safety Assessment for Internet Information Services Capable of Creating Public Opinions or Social Mobilization, which took effect on November 30, 2018. For the purpose of the Provisions, Internet information services capable of creating public opinions or social mobilization include: (i) launching information services such as forums, blogs, microblogs, chat rooms, communication groups, public accounts, short videos, webcasts, information sharing, small programs, etc. or setting up the corresponding additional functions; and (ii) launching other Internet information services that provide channels for the public to express their opinions or are capable of mobilizing the public to engage in specific activities. An Internet information service provider should conduct safety assessment for itself and be responsible for the assessment results, if it falls under any of the following circumstances: (i) where it launches an Internet information service capable of creating public opinions or social mobilization, or adds relevant functions to its information service; (ii) where it uses a new technology or application leading to a major change in the functional attributes, technical realization methods, or basic resource allocation of its information service, thus causing a major change in its capability of creating public opinions or social mobilization; (iii) where the size of users significantly changes, leading to a major change in the information service’s capability of creating public opinions or social mobilization; (iv) where illegal or harmful information is spread, indicating that it is difficult to effectively prevent and control cybersecurity risks by existing security measures; or (v) other circumstances in which safety assessment is required by the online cyberspace departments or the public security organ at or above the prefecture level in writing. After the safety assessment, if an Internet information service provider finds a potential safety hazard, it shall promptly rectify until the relevant safety hazard is eliminate; if it complies with laws and regulations, a safety assessment report shall be compiled and submitted to the local cyberspace department and public security organ through the national Internet safety management service platform.
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

On December 17, 2020, the MITT issued the Guidelines for the Construction of Data Security Standard System in the Telecommunications and Internet Industries, or the Data Security Standard System Guidelines. The Data Security Standard System Guidelines specifies the standard system of telecom and internet data security, and further stipulated the basic commonality, key technology, safety management and key areas and other standards.
On September 15, 2021, the CAC promulgated the Opinions on Further Enforcing Responsibilities on Website Platforms as the Main Responsible Party for Information Content Management. In accordance with the Opinions, website platforms are required to perform specific responsibilities as the main responsible party for information content management, including, among others, enhancing the platform community rules, strengthening the regulation and management of accounts, improving the content vetting mechanism, improving the quality of information content, managing the dissemination of information content, and strengthening the management of key functions.
On 14 November 2021, the CAC released the Regulations on Network Data Security Management (Draft for Comment) for public comments through 12 December 2021. In accordance with the draft Regulation of Administration of Cybersecurity and information security, the following circumstances shall complete Cybersecurity review: (i) Internet platform operators that gather a large number of data resources related to national security, economic development, and public interests implement mergers, reorganizations, and divisions that affect or may affect national security; (ii) any data operator who possesses the personal information of more than 1 million users seeks a listing outside; (iii) any data processor seeks a listing with HKEX, which affects or may affect national security.
To comply with the above laws and regulations, we have implemented measures and regularly updated our information security and content- filtering systems with newly issued content restrictions as required by the relevant laws and regulations.
Privacy Protection
The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of these rights. In recent years, PRC government authorities have enacted legislation on internet use to protect personal information from any unauthorized disclosure. The Network Information Protection Decision provides that electronic information that identifies a citizen or involves privacy of any citizen is protected by law and must not be unlawfully collected or provided to others. ICP operators collecting or using personal electronic information of citizens must specify the purposes, manners and scopes of information collection and uses, obtain consent of the relevant citizens, and keep the collected personal information confidential. ICP operators are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with, collected personal information. ICP operators are required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. The Administrative Measures on Internet Information Services prohibit an ICP operator from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. According to the Provisions on Protection of Personal Information of Telecommunication and Internet Users, which was promulgated by MIIT and became effective in September 2013, telecommunication business operators and ICP operators are responsible for the security of the personal information of users they collect or use in the course of their provision of services. Without obtaining the consent from the users, telecommunication business operators and ICP operators may not collect or use the users’ personal information. The personal information collected or used in the course of provision of services by the telecommunication business operators or ICP operators must be kept in strict confidence, and may not be divulged, tampered with or damaged, and may not be sold or illegally provided to others. The ICP operators are required to take certain measures to prevent any divulgence of, damage to, tampering with or loss of users’ personal information. In accordance with the Cyber Security Law, network operators are required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. In the event of any unauthorized disclosure, damage or loss of collected personal information, network operators must take immediate remedial measures, notify the affected users and report the incidents to the relevant authorities in a timely manner. If any user knows that a network operator illegally collects and uses his or her personal information in violation of laws, regulations or any agreement with the user, or the collected and stored personal information is inaccurate or wrong, the user has the right to request the network operator to delete or correct the relevant collected personal information.

The relevant telecommunications authorities are further authorized to order ICP operators to rectify unauthorized disclosure. ICP operators are subject to legal liability, including warnings, fines, confiscation of illegal gains, revocation of licenses or filings, closing of the relevant websites, administrative punishment, criminal liabilities, or civil liabilities, if they violate relevant provisions on internet privacy. Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress in August 2015 and becoming effective in November 2015, the standards of crime of infringing citizens’ personal information were amended accordingly and the criminal culpability of unlawful collection, transaction, and provision of personal information has been reinforced. In addition, any ICP provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, will be subject to criminal liability for (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of evidence of criminal activities; or (iv) other severe situations, and any individual or entity that (x) sells or provides personal information to others unlawfully, or (y) steals or illegally obtains any personal information, will be subject to criminal liability in severe situations. In addition, the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information, effective in June 2017, have clarified certain standards for the conviction and sentencing in relation to personal information infringement. The PRC government has the power and authority to order ICP operators to turn over personal information if an internet user posts any prohibited content or engages in illegal activities on the internet. The Civil Code further provides in a stand-alone chapter of right of personality and reiterate that the personal information of a natural person shall be protected by the law. Any organization or individual shall legitimately obtain such personal information of others in due course on a need-to-know
basis and ensure the safety and privacy of such information, and refrain from excessively handling or using such information.
With respect to the security of information collected and used by mobile apps, pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, which was issued on January 23, 2019, app operators should collect and use personal information in compliance with the Cyber Security Law and should be responsible for the security of personal information obtained from users and take effective measures to strengthen the personal information protection. Furthermore, app operators should not force their users to make authorization by means of bundling, suspending installation or in other default forms and should not collect personal information in violation of laws, regulations or breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of Apps Infringing upon User’s Personal Rights and Interests, which was issued by MIIT on October 31, 2019. On November 28, 2019, the CAC, the MIIT, the Ministry of Public Security and the SAMR jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information. This regulation further illustrates certain commonly-seen illegal practices of apps operators in terms of personal information protection, including “failure to publicize rules for collecting and using personal information”, “failure to expressly state the purpose, manner and scope of collecting and using personal information”, “collection and use of personal information without consent of users of such App”, “collecting personal information irrelevant to the services provided by such app in violation of the principle of necessity”, “provision of personal information to others without users’ consent”, “failure to provide the function of deleting or correcting personal information as required by laws” and “failure to publish information such as methods for complaints and reporting”. Among others, any of the following acts of an app operator will constitute “collection and use of personal information without consent of users”: (i) collecting an user’s personal information or activating the permission for collecting any user’s personal information without obtaining such user’s consent; (ii) collecting personal information or activating the permission for collecting the personal information of any user who explicitly refuses such collection, or repeatedly seeking for user’s consent such that the user’s normal use of such app is disturbed; (iii) any user’s personal information which has been actually collected by the app operator or the permission for collecting any user’s personal information activated by the app operator is beyond the scope of personal information which such user authorizes such app operator to collect; (iv) seeking for any user’s consent in a non-explicit
manner; (v) modifying any user’s settings for activating the permission for collecting any personal information without such user’s consent; (vi) using users’ personal information and any algorithms to directionally push any information, without providing the option of non-directed
pushing such information; (vii) misleading users to permit collecting their personal information or activating the permission for collecting such users’ personal information by improper methods such as fraud and deception; (viii) failing to provide users with the means and methods to withdraw their permission of collecting personal information; and (ix) collecting and using personal information in violation of the rules for collecting and using personal information promulgated by such app operator.

On August 22, 2019, the CAC promulgated the Children Information Protection Provisions, which took effect on October 1, 2019, requiring that before collecting, using, transferring or disclosing the personal information of a child, the Internet service operator should inform the child’s guardians in a noticeable and clear manner and obtain their consents. Meanwhile, internet service operators should take measures like encryption when storing children’s personal information. On May 28, 2020 the National People’s Congress issued the Civil Code of the People’s Republic of China (Civil Code), which came into effect in on January 1, 2021, the Civil Code provides a natural person shall have the right of privacy and the personal information of a natural person shall be protected in accordance with law. Information processors shall not divulge or tamper with the personal information collected or stored by them and shall not illegally provide any natural person’s personal information to others without the consent of such natural person. On March 12, 2021, the CAC and three other authorities jointly issued the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications. The Rules specifies the scope of necessary personal information to be collected each for a variety of common mobile internet applications, such as maps and navigation apps, online ride-hailing apps, instant messaging apps, online community apps. Operators of such apps shall not refuse to provide basic services to users on the ground of users’ refusal to provide their personal non-essential
information. On April 26, 2021, the MIIT issued the Interim Administrative Provisions on Personal Information Protection in Internet Mobile Applications (Draft for Comment). The draft of the Interim Administrative Provisions on Personal Information Protection in Internet Mobile Applications sets forth two principles of collection and utilization of personal information, namely “explicit consent” and “minimum necessity.”
Further, the SAMR promulgated the Measures for the Supervision and Administration of Online Transaction March 15, 2021, which became effective on May 1, 2021. The measures require that, among others, online transaction operators shall not force customers, whether or not in a disguised manner, to consent to the collection and use of information not directly related to their business activities by means of one-
off general authorization, default authorization, bundling with other authorizations, or the suspension of installation and use.
On August 20, 2021, the Standing Committee of the National People’s Congress adopted the Personal Information Protection Law which took effect on November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information. Different types of personal information and personal information processing will be subject to various rules on consent, transfer, and security. Entities handling personal information shall bear responsibilities for their personal information handling activities, and adopt necessary measures to safeguard the security of the personal information they handle. The entities failing to comply could be ordered to correct, or suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties.
Information Security
The National People’s Congress has enacted legislation that prohibits use of the internet that breaches the public security, disseminates socially destabilizing content or leaks state secrets. Breach of public security includes breach of national security and infringement on legal rights and interests of the state, society or citizens. Socially destabilizing content includes any content that incites defiance or violations of PRC laws or regulations or subversion of the PRC government or its political system, spreads socially disruptive rumors or involves cult activities, superstition, obscenities, pornography, gambling or violence. State secrets are defined broadly to include information concerning PRC national defense, state affairs and other matters as determined by the PRC authorities.

Pursuant to applicable regulations, ICP operators must complete mandatory security filing procedures and regularly update information security and monitoring systems for their websites with local public security authorities, and must also report any public dissemination of prohibited content.
The Provisions on Technological Measures for Internet Security Protection, promulgated by the Ministry of Public Security and became effective in March 2006, require all ICP operators to keep records of certain information about its users (including user registration information, log-in
and
log-out
time, IP address, content and time of posts by users) for at least 60 days and submit the above information as required by laws and regulations. The Decision on Strengthening Network Information Protection, or the Network Information Protection Decision, which was promulgated by the PRC National People’s Congress in December 2012, states that ICP operators must request identity information from users when ICP operators provide information publication services to the users. If ICP operators come across prohibited information, they must immediately cease the transmission of such information, delete the information, keep relevant records, and report to relevant government authorities.
In December 2015, the Standing Committee of the National People’s Congress promulgated the Anti-Terrorism Law of the PRC, or the Anti-Terrorism Law, which took effect on January 1, 2016 and was amended on April 27, 2018. According to the Anti-Terrorism Law, telecommunication service operators or internet service providers shall (i) carry out pertinent anti-terrorism publicity and education to society; (ii) provide technical interfaces, decryption and other technical support and assistance for the competent departments to prevent and investigate terrorist activities; (iii) implement network security and information monitoring systems as well as safety and technical prevention measures to avoid the dissemination of terrorism information, delete the terrorism information, immediately halt its dissemination, keep relevant records and report to the competent departments once the terrorism information is discovered; and (iv) examine customer identities before providing services. Any violation of the Anti-Terrorism Law may result in severe penalties, including substantial fines.
In November 2016, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law of the PRC, or the Cyber Security Law, which took effect on June 1, 2017. In accordance with the Cyber Security Law, network operators must comply with applicable laws and regulations and fulfill their obligations to safeguard network security in conducting business and providing services. Network service providers must take technical and other necessary measures as required by laws, regulations and mandatory requirements to safeguard the operation of networks, respond to network security effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data.
For the further purposes of regulating data processing activities, safeguarding data security, promoting data development and utilization, protecting the lawful rights and interests of individuals and organizations, and maintaining national sovereignty, security, and development interests, on June 10, 2021, the Standing Committee of the PRC National People’s Congress promulgated the Data Security Law of the People’s Republic of China, or the Data Security Law, which took effect on September 1, 2021. The Data Security Law requires data processing, which includes the collection, storage, use, processing, transmission, provision, publication of data, to be conducted in a legitimate and proper manner. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it may cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data is required to designate the personnel and the management body responsible for data security, carry out risk assessments of its data processing activities and file the risk assessment reports with the competent authorities. State core data, i.e. data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interests, shall be subject to stricter management system. Moreover, the Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information. In addition, the Data Security Law also provides that any organization or individual within the territory of the PRC shall not provide any foreign judicial body and law enforcement body with any data without the approval of the competent PRC governmental authorities. As the Data Security Law was recently promulgated and has not yet taken effect, we may be required to make further adjustments to our business practices to comply with this law, as well as any adjustments that may be required by the ultimate Personal Information Protection Law.

On July 6, 2021, certain PRC regulatory authorities issued Opinions on Lawfully and Severely Combating Illegal Securities Activities, which, among others, provides for improving relevant laws and regulations on data security, cross-border data transmission, and confidential information management. It provided that efforts will be made to revise the regulations on strengthening the confidentiality and file management relating to the offering and listing of securities overseas, to implement the responsibility on information security of overseas listed companies, and to strengthen the standardized management of cross-border information provision mechanisms and procedures.
On July 30, 2021, the State Council issued the Regulations on Protection of Critical Information Infrastructure, or the Regulations. Pursuant to the Regulations, critical information infrastructure shall mean the important network facilities or information systems of key industries or fields such as public communication and information service, energy, transportation, water conservation, finance, public services,
e-government
affairs and national defense science, and important network facilities or information systems which may endanger national security, people’s livelihood and public interest once there occur damage, malfunctioning or data leakage to them. The Regulations provide that no individual or organization may carry out any illegal activity of intruding into, interfering with, or sabotaging any critical information infrastructures, or endanger the security of any critical information infrastructures. The Regulations also require that critical information infrastructure operators shall establish a cybersecurity protection system and accountability system, and that the main responsible person of a critical information infrastructure operator shall take full responsibility for the security protection of the critical information infrastructures operated by it. In addition, relevant administration departments of each important industry and sector shall be responsible for formulating the rule of critical information infrastructure determination applicable to their respective industry or sector, and determine the critical information infrastructure operators in their industry or sector.
On July 12, 2021, the MIIT and two other authorities jointly issued the Provisions on the Administration of Security Vulnerabilities of Network Products, or the Provisions. The Provisions state that, no organization or individual may abuse the security vulnerabilities of network products to engage in activities that endanger network security, or to illegally collect, sell, or publish the information on such security vulnerabilities. Anyone who is aware of the aforesaid offences shall not provide technical support, advertising, payment settlement and other assistance to the relevant offenders. According to the Provisions, network product providers, network operators, and platforms collecting network product security vulnerabilities shall establish and improve channels for receiving network product security vulnerability information and keep such channels available, and retain network product security vulnerability information reception logs for at least six months. The Provisions also bans provision of undisclosed vulnerabilities to overseas organizations or individuals other than to the product providers.
On October 29, 2021, the CAC issued the Measures for Security Assessment of Cross-border Data Transfer (Draft for Comment). According to these measures, in addition to the self-risk assessment requirement for provision of any data outside China, a data processor shall apply to the competent cyberspace department for data security assessment and clearance of outbound data transfer in any of the following events: (i) outbound transfer of personal information and important data collected and generated by an operator of critical information infrastructure; (ii) outbound transfer of important data; (iii) outbound transfer of personal data by a data processor which has processed more than one million users’ personal data; (iv) outbound transfer of more than one hundred thousand users’ personal information or more than ten thousand users’ sensitive personal information cumulatively; (v) such other circumstances where ex-ante
security assessment and evaluation of cross-border data transfer is required by the CAC.
On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose and should be conducted in a method that has the minimum impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope as necessary to achieve the processing purpose and avoid the excessive collection of personal information. Personal information processors shall adopt necessary measures to safeguard the security of the personal information they handle. The offending entities could be ordered to correct, or to suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties.
In addition, the State Secrecy Bureau has issued provisions authorizing the blocking of access to any website it deems to be leaking state secrets or failing to comply with the relevant legislation regarding the protection of state secrets during online information distribution. Specifically, internet companies in the PRC with bulletin boards, chat rooms or similar services must apply for specific approval prior to operating such services.

On November 14, 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations. The Draft Regulations provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for the following activities: (i) merger, reorganization or division of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests to the extent that affects or may affect national security; (ii) listing abroad of data processors which process over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. Besides, data processors that are listed overseas shall carry out an annual data security assessment. The Cybersecurity Review Measures are relatively new and remain unclear on how it will be interpreted and implemented by the relevant PRC governmental authorities, it remains uncertain how PRC governmental authorities will regulate overseas listing in general and whether we are required to obtain any specific regulatory approvals for our offshore offerings. However, as of the date of this annual report, we have not received any formal notice from any cybersecurity regulator that we should apply for a cybersecurity review. The Draft Regulations remains unclear on whether the relevant requirements will be applicable to companies that have been listed in the United States and Hong Kong, such as us. We cannot predict the impact of the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the enacted versions of the Draft Regulations mandate clearance of cybersecurity review and other specific actions to be completed by China-based companies listed on a U.S. stock exchange and Hong Kong Exchanges, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. In addition, if a final version of the Draft Regulations is adopted, we may be subject to review when conducting data processing activities and annual data security assessment and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. We have been advised by our PRC legal counsel that, these laws and regulations are relatively new, and therefore there are substantial uncertainties with respect to the interpretation and implementation of these data security laws and regulations. We may need to adjust our business to comply with information security requirements from time to time. We have taken measures to comply with existing laws and regulations.
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
On December 28, 2021, twelve regulatory authorities jointly released the Cybersecurity Review Measures. The Cybersecurity Review Measures provides that: (i) network platform operators that are engaged in data processing activities which have or may have an implication on national security shall undergo a cybersecurity review; (ii) the CSRC is one of the regulatory authorities for purposes of jointly establishing the state cybersecurity review mechanism; (iii) network platform operators that master personal information of more than one million users and seek to list abroad shall file for a cybersecurity review with the Cybersecurity Review Office; and (iv) the risks of core data, material data or large amounts of personal information being stolen, leaked, destroyed, damaged, illegally used or transmitted to overseas parties, and the risks of critical information infrastructure, core data, material data or large amounts of personal information being influenced, controlled or used maliciously shall be collectively taken into consideration during the cybersecurity review process. The Cybersecurity Review Measures are relatively new and remain unclear on how it will be interpreted and implemented by the relevant PRC governmental authorities, it remains uncertain how PRC governmental authorities will regulate overseas listing in general and whether we are required to obtain any specific regulatory approvals for our offshore offerings. However, as of the date of this annual report, we have not received any formal notice from any cybersecurity regulator that we should apply for a cybersecurity review.
On December 31, 2021, the CAC together with other regulatory authorities published Administrative Provisions on Algorithm Recommendation for Internet Information Services, effective on March 1, 2022 which provides, among others, that algorithm recommendation service providers shall (i) establish and improve the management systems and technical measures for algorithm mechanism and principle review, scientific and technological ethics review, user registration, information release review, data security and personal information protection, anti-telecommunications and Internet fraud, security assessment and monitoring, and security incident emergency response, formulate and disclose the relevant rules for algorithm recommendation services, and be equipped with professional staff and technical support appropriate to the scale of the algorithm recommendation service; (ii) regularly review, evaluate and verify the principle, models, data and application results of algorithm mechanisms, (iii) strengthen information security management, establish and improve a feature database for identifying illegal and bad information, and improve entry standards, rules and procedures; (iv) strengthen the management of user models and user labels, and improve the rules on points of interest recorded into user models and user label management, and shall not record illegal and harmful information keywords into the points of interest of users or use them as user labels to push information.
Regulations on Overseas Offering and Listing
On July 6, 2021, the relevant PRC government authorities issued Opinions on Lawfully and Severely Combating Illegal Securities Activities. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On December 27, 2021, the NDRC and the MOC jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which will become effective on January 1, 2022. Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors.
On December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments. According to the Draft Provisions and the Draft Administration Measures, the overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the determination of an indirect offering and listing will be conducted on a “substance over form” basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to the Draft Administration Measures, an overseas offering and listing is prohibited under any of the following circumstances: (i) if the intended securities offering and listing is specifically prohibited by national laws and regulations and relevant provisions; (ii) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) if there are material ownership disputes over the equity, major assets, and core technology, etc. of the issuer; (iv) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (v) if, in past three years, directors, supervisors, or senior executives have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (vi) other circumstances as prescribed by the State Council.
According to the Draft Administration Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC (i) with respect to its initial public offering and listing within three business days, after its initial filing of the listing application to the regulator in the place of the intended listing, (ii) with respect to its follow-on
offering within three business days after completion of the
follow-on
offering, (iii) with respect to its
follow-on
offering for purpose of acquiring specific assets, within three business days after the first public announcement of the transaction, and (iv) with respect to listing by means of reverse takeover, share swap, acquisition and similar transactions, within three business days after its initial filing of the listing application or the first public announcement of the transaction, as case may be.
Non-compliance
with the Draft Administration Measures or an overseas listing completed in breach of Draft Administration Measures may result in a warning on the relevant domestic companies or a fine of
1-10 million
RMB on them. If the circumstances are serious, they may be ordered to suspend their business or suspend their business pending rectification, or their permits or businesses license may be revoked. Furthermore, the controlling shareholder, actual controllers, directors, supervisors, and other legally appointed persons of the domestic enterprises may be warned, or fined between 500,000—5 million RMB either individually or collectively.
As of the date of this annual report, the Draft Provisions and the Draft Administration Measures had been released for public comments only and the final version and effective date of such regulations are subject to change with substantial uncertainty.

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
On January 18, 2018, MOFCOM, PBOC, State-owned Assets, Supervision and Administration Commission of the State Council, China Banking Regulatory Commission, China Securities Regulatory Commission, China Insurance Regulatory Commission, State Administration of Foreign Exchange (collectively “Seven Departments”) promulgated Interim Measures for the Record-filing (Verification and Approval) and the Reporting of Outbound Investment Projects, or the Order No. 24. In particular, Seven Departments specified the procedure of record-filing and verification and approval of outbound investment. According to Order No. 24, Competent commerce departments and finance administrative departments shall be responsible for administration of the outbound investment projects of domestic investors either by record-filing or verification and approval according to their respective duties. Competent departments shall, according to their respective duties, formulate and improve corresponding measures for the record- filing (verification and approval) of outbound investment projects under the model of “ten negative lists for encouraging development”.
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
The Foreign Investment Catalog was later replaced by the Special Administrative Measures for Access of Foreign Investment, jointly promulgated by the MOFCOM and NDRC. On December 27, 2021, the MOFCOM and NDRC jointly issued the Special Administrative Measures for Access of Foreign Investment and took effect on January 1, 2022 (the “Negative List (2021 Version)”). According to the Negative List (2021 Version), foreign investment in internet news information services, online publication services, online audio-visual program services, internet cultural business (except for music) are prohibited, and foreign equity share in a value-added telecommunication business shall not exceed 50% (excluding
e-commerce,
domestic multi-party communication,
store-and-forward,
and call center).
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
It remains unclear whether a common foreign- invested enterprise, other than such special types of enterprises as holding companies, venture capital or private equity firms, can use the converted RMB in the designated account to make equity investments if equity investment or the like is not within their approved business scope. The SAFE promulgated the Circular on the Reform and Standard of the Administrative Policy of the Capital Account Foreign Exchange Settlement, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, to relax the control over using the RMB funds converted from foreign exchange earnings under capital account to offer loans by solely prohibiting offering loans to non-associated
enterprises, while setting no prohibition on loans to associated enterprises.
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
Enterprises and Other Documents, or Bulletin No. 22, further provides that only tax authorities located in the places of incorporation of major Chinese investors of a resident Chinese-controlled offshore- incorporated enterprises are qualified as the competent tax authorities. Bulletin No. 45 also specifies that when provided with a copy of PRC resident determination certificate from a resident Chinese-controlled offshore-incorporated enterprise, the payer should not withhold 10% income tax when paying certain
PRC-sourced
income such as dividends, interest and royalties to the Chinese-controlled offshore-incorporated enterprise. On April 1, 2019, the State Taxation Administration has decided to further adjust applicant materials concerning the issuance of a Certificate of Chinese Fiscal Resident.
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
non-PRC
holding companies.”

Moreover, the PRC Enterprise Income Tax Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its affiliates or related parties to the relevant tax authorities. These transactions may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year during which the transactions are conducted. In addition, on March 18, 2015, the State Administration of Taxation, or the SAT, issued the Bulletin Regarding the Enterprise Income Tax Matter in Relation to Enterprise’s Payment of Fees to Overseas Affiliated Parties, or Bulletin 16, to further regulate the transfer pricing issues in relation to the fees payment to affiliated parties. Among other things, Bulletin 16 makes it clear that the fees paid to overseas affiliated parties in the following situations cannot be deducted from the taxable income when determining a PRC company’s enterprise income tax: (a) the fees paid to an overseas affiliated party which has no substantial operating activities; (b) the fees paid to an overseas affiliated party for labor service that would bring direct or indirect economic interests; (c) royalties paid for intangible properties to which the affiliated party that charges the fees only has legal title but has made no contribution to the creation of the value of such properties; and (d) the fees paid under arrangements made for listing or financing purposes. Furthermore, on March 17, 2017, the SAT promulgated the Announcement of the State Administration of Taxation on Promulgating the Administrative Measures for Special Tax Investigation Adjustments and Mutual Agreement Procedures, or Bulletin 6, which became effective as of May 1, 2017. The Bulletin 6 specifies further the provisions in Bulletin 16, regulating the basic rules about the income distribution of intangible properties, payments for labor service and no substantial operating activities and so on. Meanwhile, it abolished the application of Bulletin 16 since May 1, 2017. We may be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between us and the VIEs were not on an arm’s length basis and therefore constituted improper transfer pricing arrangements. See “Item 3. Key Information—D. Risk Factors— Risks Relating to Our Corporate Structure—Our contractual arrangements with the VIEs may result in adverse tax consequences to us.”
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
Cultural Development Fee
According to applicable PRC tax regulations or rules, advertising service providers are generally required to pay a cultural development fee at the rate of 3% on the revenues (a) which are generated from providing advertising services and (b) which are also subject to the or value-added tax after the Pilot Program. Cultural Development Fee is exempted in 2020 and 2021.
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

•	Interim Regulations on the Collection and Payment of Social Insurance Fees, promulgated by the State Council on January 22, 1999 and effective since January 22, 1999;

•	Social Insurance Law promulgated by the National People’s Congress on October 28, 2010, effective since July 1, 2011 and amended on December 29, 2018; and

•	Regulations on Unemployment promulgated by the State Council on January 22, 1999, effective since January 22, 1999.
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
The application of the M&A Rules remains unclear. Based on the understanding on the current PRC laws, rules and regulations and the M&A Rules of our PRC legal counsel, Global Law Office, prior approval from the CSRC is not required under the M&A Rules for the listing and trading of the ADSs on NYSE because the CSRC approval requirement applies to SPVs that acquired equity interests of any PRC company that are held by PRC companies or individuals controlling such SPV and seek overseas listing, and our PRC subsidiaries were incorporated as wholly foreign-owned enterprises by means of direct investment rather than by merger or acquisition by our company of the equity interest or assets of any “domestic company” as defined under the M&A Rules, and no provision in the M&A Rules classifies the contractual arrangements between our company, our PRC subsidiaries and any of the VIEs, either by each agreement itself or taken as a whole, as a type of acquisition transaction falling under the M&A Rules. However, as there has been no official interpretation or clarification of the M&A Rules, there is uncertainty as to how this regulation will be interpreted or implemented.
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
Regulations of securities
The Securities Law of the PRC, or the PRC Securities Law, took effect on July 1, 1999, and was revised as of August 28, 2004, October 27, 2005, June 29,2013, August 31, 2014 and December 28, 2019, respectively. It was the first national securities law in the PRC, and is divided into 14 chapters and 226 articles comprehensively regulating activities in the PRC securities market, including the issue and trading of securities, takeovers by listed companies, securities exchanges, securities companies and the duties and responsibilities of the State Council’s securities regulatory authorities. Article 177 of the PRC Securities Law provides that no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC, and without the consent of the securities authorities and the relevant competent authorities of the State Council, no entity or individual may provide documents or materials relating to securities business activities to overseas. Article 224 of the PRC Securities Law provides that domestic enterprises which, directly or indirectly, issue securities or list and trade their securities outside the PRC shall comply with the relevant regulations of the State Council. Currently, the issue and trading of foreign issued securities (including shares) are principally governed by the regulations and rules promulgated by the State Council and CSRC.
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
As a Cayman Islands company, in order for us to be able to carry on our business in China, we conduct part of our operations in China through the VIEs including but not limited to Beijing Mobile and Beijing Network. Each of Beijing Mobile (which is owned as to 35% by Mr. Sheng Fu and 65% by Ms. Weiqin Qiu) and Beijing Network (which is owned as to 50% by Mr. Kun Wang and 50% by Mr. Wei Liu) holds the requisite ICP Licenses. We have been and are expected to continue to be dependent on the VIEs to operate our business in China if the then PRC law does not allow us to directly operate such business in China. We believe that under these contractual arrangements, we have sufficient control over the VIEs and their respective shareholders to renew, revise or enter into new contractual arrangements prior to the expiration of the current arrangements on terms that would enable us to continue to operate our business in China validly and legally.

Our contractual arrangements with each of the VIEs and their shareholders enable us to:

•	exercise effective control over the VIEs;

•	receive substantially all of the economic benefits of the VIEs in consideration for the services provided by Beijing Security and Conew Network, our wholly-owned subsidiaries in China; and

•	have an exclusive option to purchase all of the equity interests in the VIEs, when and to the extent permitted under PRC law, regulations or legal proceedings.
For a diagram summarizing our corporate structure and identifying the significant subsidiaries and the VIEs as of the date of this annual report, please refer to “Item 3. Key Information—Our Holding Company Structure and Contractual Arrangements with the Consolidated Variable Interest Entities.” Pursuant to Catalogue of Industries for Encouraging Foreign Investment (2020 Version) and Negative List (2021 Version), Beijing Security is currently engaged in the business of technology promotion, technology development, technology service and technology consultancy, sale of computers, software, auxiliary devices and AI hardware, computer animation design, investment consultancy and advertisement design, production, agency and publication, all of which are permitted foreign investment industries under Catalogue of Industries for Encouraging Foreign Investment (2020 Version) and Negative List (2021 Version).
Conew Network is currently engaged in the business of research and development of digital technology, telecommunication technology and relevant products, self-technology transfer, technology service, technology consultancy and computer technology training, sale of self-developed products, graphic design, business consultancy and investment consultancy, all of which are permitted foreign investment industries under Catalogue of Industries for Encouraging Foreign Investment (2020 Version) and Negative List (2021 Version).
Contractual Arrangements with the VIEs
The following is a summary of the currently effective contracts among our company, our subsidiary Beijing Security, our VIE Beijing Mobile, and the shareholders of Beijing Mobile. We have entered into substantially similar contractual arrangements with our other VIEs, including but not limited to Beijing Network.
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

Equity pledge agreement
. Under the equity pledge agreement between Beijing Security, Beijing Mobile and its shareholders, the shareholders of Beijing Mobile have pledged all of their respective equity interests in Beijing Mobile to Beijing Security to guarantee (i) the performance of all the contractual obligations of Beijing Mobile and its shareholders under this agreement, the exclusive technology development, support and consultancy agreement, exclusive equity option agreement and other agreements concluded from time to time by and among our company, Beijing Security, Beijing Mobile and its shareholders, and (ii) the repayment of all liabilities that may be incurred under all of the aforementioned agreements. In the event of default, Beijing Security has the first priority to be compensated through the sale or auction of the equity interests pledged. The shareholders of Beijing Mobile or their successors or representatives and Beijing Mobile shall ensure that Beijing Mobile will not distribute dividends to shareholders, make property distributions, reduce capital, initiate liquidation procedures or make distributions in any other form without prior written consent of Beijing Security. This pledge will remain effective until all the guaranteed obligations have been performed or all the guaranteed liabilities have been repaid. We have completed the registration of equity pledge relating to each of the significant VIEs with the relevant government authorities in China.
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
In addition to the above contracts, the spouses of certain shareholders of the VIEs have executed spousal consent letters. Pursuant to the spousal consent letters, the spouses acknowledged that certain equity interests in the respective VIEs held by and registered in the name of his or her spouse will be disposed of pursuant to relevant arrangements under the shareholder voting proxy agreement, the exclusive option agreement and the equity pledge agreement and other agreements under contractual arrangements. These spouses undertake not to take any action to interfere with the disposition of such equity interests.
As a result of these contractual arrangements, we are considered the primary beneficiary of the VIEs as we have the power to direct activities of these entities and can receive substantially all economic interests in these entities even though we do not necessarily receive all of the VIEs’ revenues. Accordingly, we treat them as the VIEs under U.S. GAAP and have consolidated the results of operation of the VIEs and the then subsidiaries of the VIEs in our consolidated financial statements in accordance with U.S. GAAP. The VIEs and the then subsidiaries of the VIEs together contributed 13.0%, 36.6% and 33.1% of our revenues for the years ended December 31, 2019, 2020 and 2021, respectively.

In the opinion of our PRC legal counsel, Global Law Office:

•	the corporate structure of our PRC subsidiaries and VIEs does not result in any violation of all existing PRC laws and regulations;

•
each of the VIE agreements among us or our first-tier subsidiaries, either Beijing Security or Conew Network, Cheetah Mobile Inc., each of the VIEs and its respective shareholders (as the case may be) governed by PRC law is valid and binding, and does not result in any violation of PRC laws or regulations currently in effect; and

•
each of our PRC subsidiaries and VIEs has the necessary corporate power and authority to conduct its business as described in its business scope under its business license. The business licenses of each of our PRC subsidiaries and VIEs are in full force and effect. Each of our PRC subsidiaries and VIEs is capable of suing and being sued and may be the subject of any legal proceedings in PRC courts. To the best of our PRC legal counsel’s knowledge after due inquiries, none of our PRC subsidiaries and VIEs or their respective assets is entitled to any immunity, on the grounds of sovereignty, from any action, suit or other legal proceedings, or from enforcement, execution or attachment.

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
D.
Property, Plants and Equipment
As of December 31, 2021, our principal executive offices were located on leased premises comprising approximately 7,700 square meters in Beijing, China. This facility accommodates our management headquarters, principal development, engineering, legal, finance and administrative activities. We also have offices overseas, mainly in Japan.
Our products and services are mainly deployed on various cloud service providers such as Amazon, Tencent, Kingsoft and Alibaba. We believe these arrangements are more cost-effective than acquiring our own servers. We believe that our existing facilities are sufficient for our current need and we expect to obtain additional facilities, principally through leasing, to accommodate our future expansion plans.
We have deployed AI robots in some shopping malls in China’s tier one and tier two cities. As of December 31,2021, we have approximately 13,000 AI robots deployed in shopping malls in Beijing, Shanghai, Shenzhen and many other cities in Mainland China. Our AI robots were purchased from Beijing OrionStar, we believe our existing AI robots are sufficient for our current needs and will arrange for the production based on demand and deployment forecasts.

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
A.
Operating Results
Overview
We are a leading internet company. We have attracted hundreds of millions of users through an array of utility products such as Clean Master released in 2012. Leveraging our success on utility products, we launched mobile entertainment products, including mobile games such as Piano Tiles 2 and mobile livestreaming product LiveMe. Since September 30, 2019, we were no longer a majority shareholder of LiveMe and deconsolidated LiveMe’s financial results from our financial statements. On February 20, 2020, our Google Play Store, Google AdMob and Google AdManager accounts were disabled, which adversely affected our ability to attract new users and generate revenue from Google. Furthermore, we disposed major gaming-related business in 2020.
We have deployed AI robots in some shopping malls in China’s tier one and tier two cities. Through voice interaction and AI technologies, these robots are able to integrate celebrity and entertainment marketing campaigns to amplify partner promotions and build brand recognition. In 2021, we have started a business model of shopping-mall coupon-selling robots, which is a brand-new
inside-shopping-mall marketing mode to effectively attract customers for merchants. We applied both offline and online marketing strategies to expand the business. Offline, we use our robots which have been deployed in the shopping malls. Online, we use our own Wechat mini program – Quanduoduo, some other local network communities as well as some mainstream third-party platforms. Although this business has made good progress in 2021, it is still at the early stage, we do not expect significant revenue inflows from it in the near future.
We also provide multi-cloud management and overseas advertising agency service. Multi-cloud management service is to provide our customers one-stop
multi-cloud resource management solutions, conduct comprehensive management of multi-cloud resources and environment, and provide various solutions that can be implemented in the cloud, including platforms for backup and disaster recovery, machine learning, cost optimization and monitoring alarm. Overseas advertising agency service is to assist domestic companies to launch advertisement on large overseas advertising platforms, such as Facebook.
In the second quarter of 2017, we reorganized our operating segments from one operating segment into three operating segments, namely utility products and relate services, mobile entertainment business, and AI and others. On February 21, 2020, our Google Play Store, Google AdMob, and Google AdManager accounts had been disabled, which adversely affected our ability to attract new users and generate revenue from Google. Given the unfavorable environment in the overseas markets, we have chosen to shift our focus from international markets to the domestic market. In 2020, we disposed our major gaming-related business. As a result, we expect the revenue contribution from our mobile game business to decrease in the foreseeable future. Post such disposals, our business primarily comprises of two segments. One is the Internet business, which includes our utility product on both the PC and mobile platforms and a remaining and diminishing portion of our mobile game business. The other is AI and others. Therefore, we started reporting our revenues and operating profits by two segments. In the third quarter of 2021, as a result of our ongoing business streamlining efforts, we expect to further leverage the synergies between our overseas advertising service and our global multi-cloud management services which both serve customers with overseas operation demands and accordingly the CODM changed the way he reviews the segment performances. Consequently, we aligned our operating segments and our overseas advertising agency services, which assists domestic companies to launch advertisement on overseas advertising platforms, are changed from the Internet business into AI and others. We have retrospectively revised segment information from the previous period to conform to the requisite presentation for the current period.

Revenues from our internet business mainly include two parts, online advertising and internet value-added services We generate advertising revenues by providing mobile advertising services to our advertising customers worldwide, as well as selling advertisements and referring user traffic on our mobile and PC platforms. We generate value-added services revenues principally from fee-based
services, mainly including VIP membership, software subscription, game-related and live streaming services.
Revenues from our AI and other business mainly from shopping-mall coupon-selling, multi-cloud management platform, overseas advertising agency service and some other AI related business.
On the corporate level, our revenues decreased to RMB784.6 million (US$123.1 million) in 2021 due to deconsolidation of gaming-related business in 2020 as well as slowdown in advertising business due to
COVID-19
and some other macro factors globally and domestically. Our revenues decreased from RMB3,587.7 million in 2019 to RMB1,552.6 million in 2020 due to suspension of the Company’s collaborations with Google since February 2020 and deconsolidation of Live.me in 2019. Our net loss attributable to Cheetah Mobile shareholders was RMB351.1 million (US$55.1 million) in 2021, compared to a net income attributable to Cheetah Mobile shareholders of RMB416.7 million in 2020 and a net loss attributable to Cheetah Mobile shareholders of RMB314.0 million in 2019.
Historically, we have invested heavily in research and development and selling and marketing to grow our internet business and AI business. In 2021, we implemented prudent cost-saving measures for our business, such as organization downsizing. Our headcount decreased from 1,044 as of December 31, 2020 to 851 as of December 31, 2021.
Selected Statement of Operations Items
Revenues
We generate revenues from internet business and AI and others. The following table sets forth the principal components of our revenues by amount and as a percentage of our revenues for the periods presented.

	Years Ended December 31,
	2019		2020		2021
	RMB	% of revenues	RMB	% of revenues	RMB	US$	% of revenues
Internet business	3,370,811	94.0	1,380,906	88.9	653,759	102,589	83.3
AI and others	216,884	6.0	171,739	11.1	130,857	20,534	16.7

Revenues	3,587,695	100.0	1,552,645	100.0	784,616	123,123	100.0

Internet business
Revenues from internet business accounted for 94.0%, 88.9% and 83.3% of our revenues in 2019, 2020 and 2021, respectively. Our portfolio of internet products has attracted a massive user base, which enabled us to provide online marketing services to advertisers worldwide as well as refer user traffic and sell advertisements on our mobile and PC platforms. We charge fees for our online advertising services generally based on three general pricing models, which include cost over a time period, cost for performance basis and cost per impression basis. Cost for performance basis refers to, among others, cost per click, cost per installation, cost per activation and cost per sale that originate from our platform, while cost per impression refers to cost based on the number of impressions over a period. We also provide value-added services for our internet product, which mainly includes VIP membership, software subscription, game-related and live streaming services. Our VIP membership and software subscription services are mainly sold in short term period, typically, no more than 12 months. Our users can also buy our in-game
virtual items separately. In 2016, we started to monetize LiveMe by sale of virtual items in users’ live broadcasting, which is subject to revenue-sharing arrangements with the hosting users. Since September 30, 2019, we deconsolidated LiveMe’s financial results from our financial statements. Given the unfavorable environment in the overseas markets, we have chosen to shift our focus from international markets to the domestic market. In 2020, we disposed our major gaming-related business. As a result, we expect the revenue contribution from our gaming-related business to decrease in the foreseeable future.

We believe that the most significant factors affecting revenues from internet business include:

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

•
Number of paying users
. Our revenues from premium services as well as membership and software subscription services depend on our ability to develop popular function in utility products. The popularity of the apps we operate directly affects the number of paying users we attract, and the revenues generated from such users.

AI and Others
Revenue from AI and others accounted for 6.0%, 11.1% and 16.7% of our revenues in 2019, 2020 and 2021, respectively. AI and others revenues mainly include revenues from our AI related business, such as shopping-mall coupon-selling robots, business of multi-cloud management service and overseas advertising agency service, sales of AI hardware, as well as providing technical consulting services to third parties and related parties.
Cost of Revenues
Cost of revenues primarily consist of traffic acquisition costs, bandwidth and cloud costs, personnel costs, content costs, channel costs, depreciation of equipment, amortization of intangible assets and cost of products sold.
Traffic acquisition costs represent the amounts paid or payable to third-party advertising publishers who distribute our customers’ paid links through their advertisement products.
Bandwidth and cloud costs consist of fees that we pay to telecommunication carriers, bandwidth fees that are directly related to our business operations and technical support, and fees that we pay to cloud service providers such as Amazon, Tencent cloud etc., for the deployment of our apps and cloud service purchased related to our multi-cloud management service. Bandwidth and cloud costs are affected by the amounts of our user traffic worldwide, data analytics and our scale of customers of our multi-cloud management service.
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

	Years Ended December 31,
	2019		2020		2021
	RMB	% of revenues	RMB	% of revenues	RMB	US$	% of revenues
	(in thousands, except percentages)
Operating income and expenses
Research and development	(787,329)	(21.9)	(455,179)	(29.3)	(211,594)	(33,204)	(27.0)
Selling and marketing	(1,558,315)	(43.4)	(766,986)	(49.4)	(370,274)	(58,104)	(47.2)
General and administrative	(587,457)	(16.4)	(380,533)	(24.5)	(191,868)	(30,108)	(24.5)
Impairment of goodwill	(545,665)	(15.2)	—	—	—	—	—
Other operating income (expenses), net	22,091	0.6	(5,684)	(0.4)	17,205	2,700	2.2
Total operating income and expenses	(3,456,675)	(96.3)	(1,608,382)	(103.6)	(756,531)	(118,716)	(96.5)
Research and Development Expenses
. Research and development expenses consist primarily of salaries and benefits, including share-based compensation expenses, for our research and development employees. These expenditures are generally expensed as incurred. Research and development expenses decreased by 53.5% year over year to RMB211.6 million (US$33.2 million) in 2021, which primarily resulted from the decrease in R&D personnel.
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
Other Operating Income (Expenses), net
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
Cayman Islands
. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gain arising in Cayman Islands.
Additionally, upon payments of dividends by us to our shareholders, no Cayman Islands withholding tax will be imposed.
Hong Kong
. Our subsidiaries incorporated in Hong Kong were subject to Hong Kong profits tax rate of 16.5% for the years ended December 31, 2019, 2020 and 2021.
Singapore
. Our subsidiaries incorporated in Singapore were subject to Singapore corporate income tax rate of 17% for the year ended December 31, 2019, 2020 and 2021.
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

PRC
.
Enterprise income tax
. Our PRC subsidiaries and VIEs are subject to the statutory rate of 25% in accordance with the EIT Law, with exceptions for certain preferential tax treatments. Under relevant PRC government policies, enterprises qualified as “new software enterprise” are entitled to a two-year
exemption and three-year 50% reduction on enterprise income tax commencing from the first profit-making year. Enterprises qualified as “high and new technology enterprise” are entitled to a preferential rate of 15%. According to the Administrative Measures for Recognition of High and New Technology Enterprises, where the relevant department finds in the course of daily management that a recognized “high and new technology enterprise” does not meet the conditions for recognition, it shall apply to the recognition department for verification. If the verification confirms that the enterprise does not meet the conditions for recognition, the recognition department shall disqualify the “high and new technology enterprise” and advise the tax authority to recover the payment of reduced or exempted taxes under tax preferences it has enjoyed from the year when it fails to meet the recognition requirements. For the year ended December 2019, 2020, and 2021 our PRC subsidiary qualified as “new software enterprise” is subject to tax holiday or a preferential tax rate of nil, 12.5% and 12.5%, respectively, our PRC subsidiaries and VIEs qualified as “high and new technology enterprise” were subject to tax holiday or a preferential tax rate of 15%, and our remaining PRC subsidiaries, VIEs and the subsidiaries of the VIEs were subject to enterprise income tax at a rate of 25%.
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

PRC Value-added tax
. On January 1, 2012, the Chinese State Council officially launched a pilot VAT reform program, or Pilot Program, applicable to businesses in selected industries. Businesses in the Pilot Program would pay VAT instead of business tax. The Pilot Program imposes VAT in lieu of business tax for certain “modern service industries” in certain regions and eventually expands to nation-wide in August 2013. According to the implementation circulars released by the Ministry of Finance and the State Administration of Taxation on the Pilot Program, the “modern service industries” include industries involving the leasing of tangible movable property, research and development and technical services, information technology services, cultural and creative services, logistics and ancillary services, certification and consulting services, and radio and television services. The Pilot Program replacing business tax with VAT was expanded to cover industries including construction, real estate, finance and consumer services in May 2016, and was later extended to all industries throughout China. With respect to all of our PRC entities for the period prior to the implementation of the Pilot Program, revenues from internet business and other licensing services were subject to a 5% PRC business tax. On November 19, 2017, the Chinese State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on VAT, or the Order 691. On April 4, 2018, the Ministry of Finance and the State Administration of Taxation issued the Circular on Adjustment of VAT Rates, or Circular 32, which became effective as of May 1, 2018. According to the Circular32, VAT rates of 17% and 11% applicable to the taxpayers who have VAT taxable sales activities or imported goods are adjusted to 16% and 10%, respectively. According to the Report on the Work of the Government delivered at the Second Session of the 13th National People’s Congress of the People’s Republic of China on March 5, 2019, VAT reform in PRC deepened in 2019, which included that the current VAT rate of 16% in manufacturing and other industries reduced to 13%, and the VAT rate in the transportation, construction, and other industries adjusted from 10% to 9%. With respect to revenues from sales of goods, including sales of software products, licensing software without transferring its copyright and sales of other goods, they are still subject to a 16% VAT pursuant to Chinese tax law in 2018, and adjusted to 13% since April 1, 2019. In addition, sales of self-developed software products or license fees from self-developed software are entitled to a VAT refund with respect to the tax burden over a tax rate of 3%. With the adoption of the Pilot Program, our revenues subject to VAT payable on goods sold or taxable services provided by a general VAT taxpayer for a taxable period is the net balance of the output VAT for the period after crediting the input VAT for the period. Hence, the amount of VAT payable does not result directly from output VAT generated from goods sold or taxable services provided. Therefore, we have adopted the net presentation of VAT. In addition, cultural business construction fee is imposed at the rate of 3% on revenues derived from our advertising services which is exempted in 2020 and 2021.
As of the date of this annual report, our PRC subsidiaries and VIEs are generally subject to 6% or 13% VAT rate.
Effect of Different Tax Rates in Different Jurisdictions
The following table sets forth our income (loss) before income tax and the effect of differing tax rates in different jurisdictions on our income tax expenses in each applicable jurisdiction, for the years ended December 31, 2019, 2020 and 2021.

		Year Ended December
		2019	2020	2021
		RMB	RMB	RMB	US$
		(in thousands)
Cayman Islands	Income before income tax	332,254	488,844	17,406	2,731
	Income tax expenses computed at the PRC statutory tax rate of 25%	83,063	122,212	4,352	683
	Income tax expenses computed at Cayman Islands statutory tax rate of 0%	—	—	—	—

	Effect of differing tax rates in different jurisdictions	(83,063)	(122,212)	(4,352)	(683)

USA	Income (Loss) before income tax	1,306	(6,559)	(1,350)	(212)
	Income tax expenses (benefits) computed at the PRC statutory tax rate of 25%	326	(1,640)	(338)	(53)
	Income tax expenses (benefits) computed at the U.S. statutory tax rate of 21%	274	(1,376)	(284)	(45)

	Effect of differing tax rates in different jurisdictions	(52)	262	54	8

Hong Kong	(Loss) Income before income tax	(319,449)	324,517	147,306	23,115
	Income tax (benefits) expenses computed at the PRC statutory tax rate of 25%	(79,862)	81,129	36,826	5,779
	Income tax (benefits) expenses computed at the Hong Kong statutory tax rate of 16.5%	(52,707)	53,545	24,305	3,814

	Effect of differing tax rates in different jurisdictions	27,155	(27,584)	(12,521)	(1,965)

Singapore	Income before income tax	68,594	18,149	(3,515)	(552)
	Income tax expenses computed at the PRC statutory tax rate of 25%	17,148	4,537	(879)	(138)
	Income tax expenses computed at the Singapore statutory tax rate of 17%	11,661	3,085	(598)	(94)

	Effect of differing tax rates in different jurisdictions	(5,487)	(1,452)	281	44

PRC	Income (Loss) before income tax	(589,754)	(325,686)	(490,025)	(76,897)

	Income tax expenses (benefits) computed at the PRC statutory tax rate of 25%	(147,439)	(81,421)	(122,506)	(19,224)

		Year Ended December
		2019	2020	2021
		RMB	RMB	RMB	US$
		(in thousands)
	Income tax expenses (benefits) computed at the PRC statutory tax rate of 25%	(147,439)	(81,421)	(122,506)	(19,224)

	Effect of differing tax rates in different jurisdictions	—	—	—	—

France	Income (Loss) before income tax	(244,796)	338	(1,751)	(275)

	Income tax expenses (benefits) computed at the PRC statutory tax rate of 25%	(61,199)	84	(438)	(69)
	Income tax expenses (benefits) computed at the French statutory tax rate of 26.5%	(81,515)	112	(464)	(73)

	Effect of differing tax rates in different jurisdictions	(20,316)	28	(26)	(4)

Taiwan	(Loss) Income before income tax	(1,053)	122	(2,064)	(324)
	Income tax (benefits) expenses computed at the PRC statutory tax rate of 25%	(263)	31	(516)	(81)
	Income tax (benefits) expenses computed at the Taiwan statutory tax rate of 20%	(211)	24	(413)	(65)

	Effect of differing tax rates in different jurisdictions	52	(7)	103	16

Others	Income (Loss) before income tax	387,211	8,522	(5,578)	(874)
	Income tax expenses computed at the PRC statutory tax rate of 25%	96,803	2,130	(1,395)	(219)
	Income tax expenses computed at the statutory tax rates of such other jurisdictions	455	2,627	(1,698)	(266)

	Effect of differing tax rates in different jurisdictions	(96,348)	497	(303)	(47)

Total	Income (Loss) before income tax	(365,687)	508,247	(339,571)	(53,288)
	Income tax expenses (benefits) computed at the PRC statutory tax rate of 25%	(91,423)	127,062	(84,894)	(13,322)
	Income tax expenses (benefits) computed at the statutory tax rate of different jurisdictions	(269,482)	(23,404)	(101,658)	(15,953)

	Effect of differing tax rates in different jurisdictions	(178,059)	(150,466)	(16,764)	(2,631)

The following table sets forth the effect of tax holiday and preferential tax treatments on our income tax expenses in each applicable jurisdiction, for the years ended December 31, 2019, 2020 and 2021.

	Year Ended December
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
PRC (1)	84,520	18,671	44,909	7,047
Others	—	—	—	—
Total	84,520	18,671	44,909	7,047

(1)
Certain of our PRC entities are entitled to tax holiday as new software development enterprise or high new technology enterprise. For details, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation—Taxation in Different Jurisdictions—PRC—Enterprise Income Tax.”

Results of Operations
The following table sets forth a summary of our consolidated results of operations for the years indicated. The year-to-year
comparisons of results of operations should not be relied upon as indicative of our future performance.

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Statements of Comprehensive income (loss):
Revenues	3,587,695	1,552,645	784,616	123,123
Internet business	3,370,811	1,380,906	653,759	102,589
AI and others	216,884	171,739	130,857	20,534

Cost of revenues (1)	(1,241,932)	(475,378)	(257,656)	(40,432)

Gross profit	2,345,763	1,077,267	526,960	82,691
Operating income and expenses
Research and development (1)	(787,329)	(455,179)	(211,594)	(33,204)
Selling and marketing (1)	(1,558,315)	(766,986)	(370,274)	(58,104)
General and administrative (1)	(587,457)	(380,533)	(191,868)	(30,108)
Impairment of goodwill	(545,665)	—	—	—
Other operating income (expenses), net	22,091	(5,684)	17,205	2,700

Total operating expenses, net	(3,456,675)	(1,608,382)	(756,531)	(118,716)

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Operating loss	(1,110,912)	(531,115)	(229,571)	(36,025)

Other income (expenses)
Interest income, net	110,010	35,655	25,391	3,984
Foreign exchange gain, net	49	39,393	24,288	3,811
Other income	887,494	1,081,506	252,998	39,700
Other expense	(252,328)	(117,192)	(412,677)	(64,758)
(Loss) income before income taxes	(365,687)	508,247	(339,571)	(53,288)

Income tax expenses	(7,904)	(97,090)	(13,633)	(2,139)
Net (loss) income	(373,591)	411,157	(353,204)	(55,427)

Less: net loss attributable to noncontrolling interests	(59,614)	(5,575)	(2,078)	(326)

Net (loss) income attributable to Cheetah Mobile Inc.	(313,977)	416,732	(351,126)	(55,101)

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	524	1,044	1,027	161
Research and development	59,771	29,091	5,996	941
Selling and marketing	3,818	(1,087)	1,339	210
General and administrative	63,327	51,934	(1,212)	(190)

Total	127,440	80,982	7,150	1,122

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020
Revenues
. Our revenues decreased by 49.5% from RMB1,552.6 million in 2020 to RMB784.6 million (US$123.1 million) in 2021.
In 2020, given the unfavorable environment in the overseas markets, we have chosen to shift our focus from international markets to the domestic market and disposed major gaming-related business. As a result, the revenue contribution from our mobile game business has been and will be decrease in the foreseeable future. Post such disposals, our business primarily comprises of two segments. One is the Internet business, which includes its utility product on both the PC and mobile platforms and a remaining and diminishing portion of its mobile game business. The other is AI and others. In 2021, we realigned our segment and our advertising agency service is changed from Internet business to AI and others. We have retrospectively revised segment information from the previous period to conform to the requisite presentation for the current period.
Internet business
. Revenues from internet business decreased by 52.7% from RMB1,380.9 million in 2020 to RMB653.8 million (US$102.6 million) in 2021. The year-over-over decrease was primarily due to suspension of the collaboration with Google, our strategic efforts to diminish the gaming-related business in 2020 and the slowdown in advertising business in 2021. In 2021, approximately 54.2% of our revenues from internet business were generated from advertising while the rest of its revenues were generated from other sources, such as providing premium services, anti-virus software sales and office software sales.
AI and others
. Revenues from AI and others decreased to RMB130.9 million (US$20.5 million) in 2021 from RMB171.7 million in 2020. This decrease was primarily due to our strategy to drop in sales of
AI-related
hardware and transform to the business model of shopping-mall coupon-selling robots, offset by revenue growth in our multi-cloud management service business.
Cost of revenues
. Our cost of revenues decreased by 45.8% from RMB475.4 million in 2020 to RMB257.7 million (US$40.4 million) in 2021. Besides our continuous strategic costs cutting, the decrease in our cost of revenues was mainly due to the decreased traffic acquisition cost and channel cost associated with the change of our revenue in internet business.
Gross profit
. As a result of the foregoing, our gross profit decreased by 51.1% from RMB1,077.3 million in 2020 to RMB527.0 million (US$82.7 million) in 2021.
Gross margin
. Our gross margin decreased to 67.2% for the year ended December 31, 2021 from 69.4% for the year ended December 31, 2020.
Operating expenses
. Our operating expenses decreased by 53.0% from RMB1,608.4 million in 2020 to RMB756.5 million (US$118.7 million) in 2021 due to the streamlining of our business and the improving operational efficiency.
Research and development expenses
. Our research and development expenses decreased by 53.5% from RMB455.2 million in 2020 to RMB211.6 million (US$33.2 million) in 2021. This decrease was primarily due to the decrease in research and development related personnel, and the diminish of gaming-related business.
Selling and marketing expenses
. Our selling and marketing expenses decreased by 51.7% year over year to RMB370.3 million (US$58.1 million) in 2021. This decrease was primarily due to the reduction in promotional activities, and the diminish of gaming-related business.
General and administrative expenses
. Our general and administrative expenses decreased by 49.6% year over year to RMB191.9 million (US$30.1 million) in 2021, which was mainly due to reduced general and administrative personnel and reduced professional service fees
.
Other operating income/expenses
. Other operating income primarily consisted of government grants, subsidies and financial incentives that we received in connection with our operations not related to research and development projects and impairment of long-lived assets. Other operating income was RMB17.2 million (US$2.7 million) in 2021, as compared with other operating expense RMB5.7 million in 2020, which was mainly due to decrease of impairment loss of long-lived assets.

Operating loss
. As a result of the foregoing, we had an operating loss of RMB229.6 million (US$36.0 million) in 2021, as compared to an operating loss of RMB531.1 million in 2020.
Operating loss margin
. We had an operating loss margin of 29.3% in 2021, as compared to an operating loss margin of 34.2% in 2020.
Other income.
Other income was RMB253.0 million (US$39.7 million) in 2021, which was primarily due to gains from disposal of certain long-term investments and gains picked up from equity method investments.
Other expense.
Other expense was RMB412.7 million (US$64.8 million) in 2021, which was primarily due to impairment of long-term investments in 2021.
Income tax expense.
Our income tax expense was RMB13.6 million (US$2.1 million) in 2021, as compared to income tax expense of RMB97.1 million in 2020.
Net income (loss) attributable to Cheetah Mobile shareholders.
Primarily as a result of the foregoing, our net loss attributable to Cheetah Mobile shareholders was RMB351.1 million (US$55.1 million) in 2021, as compared to a net income attributable to Cheetah Mobile shareholders of RMB416.7 million in 2020.
Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
Revenues
. Our revenues decreased by 56.7% from RMB3,587.7 million in 2019 to RMB1,552.6 million in 2020.
Internet business
. Revenues from internet business decreased by 59.0% from RMB3,370.8 million in 2019 to RMB1,380.9 million in 2020. The year-over-over decrease was primarily due to the suspension of our collaborations with Google since February 2020, and the deconsolidation of LiveMe and certain internet business. In 2020, approximately 61.9% of our revenues from internet business were generated from advertising while the rest of its revenues were generated from other sources, such as providing premium services, anti-virus software sales and office software sales.
AI and others
. Revenues from AI and others decreased to RMB171.7 million in 2020 from RMB216.9 million in 2019. This decrease was primarily due to the decrease of hardware sales.
Cost of revenues
. Our cost of revenues decreased by 61.7% from RMB1,241.9 million in 2019 to RMB475.4 million in 2020.
The decrease in our cost of revenues was mainly due to a significant reduction in costs associated with our internet business and the deconsolidation of LiveMe and certain internet business.
Gross profit
. As a result of the foregoing, our gross profit decreased by 54.1% from RMB2,345.8 million in 2019 to RMB1,077.3 million in 2020.
Gross margin
. Our gross margin increased to 69.4% for the year ended December 31, 2020 from 65.4% for the year ended December 31, 2019.
Operating expenses
.
Our operating expenses decreased by 53.5% from RMB3,456.7 million in 2019 to RMB1,608.4 million in 2020, due to the reduction in personnel, promotional activities and professional service fees.
Research and development expenses
. Our research and development expenses decreased by 42.2% from RMB787.3 million in 2019 to RMB455.2 million in 2020. This decrease was primarily due to the decrease in R&D personnel, and the deconsolidation of LiveMe and certain internet business.

Selling and marketing expenses
. Our selling and marketing expenses decreased by 50.8% year over year to RMB767.0 million in 2020. This decrease was primarily due to the reduction in promotional activities, and the deconsolidation of LiveMe and certain internet business.
General and administrative expenses
. Our general and administrative expenses decreased by 35.2% year over year to RMB380.5 million in 2020, which was mainly due to reduced general and administrative personnel and reduced professional service fees.
Other operating income/expenses
. Other operating income primarily consisted of government grants, subsidies and financial incentives that we received in connection with our operations not related to research and development projects and impairment of long-lived assets. Other operating expenses was RMB5.7 million in 2020, as compared with other operating income RMB22.1 million in 2019, which was mainly due to impairment of long-lived assets in 2020.
Operating loss
. As a result of the foregoing, we had an operating loss of RMB531.1 million in 2020, as compared to an operating loss of RMB1,110.9 million in 2019.
Operating loss margin
. We had an operating loss margin of 34.2% in 2020, as compared to an operating loss margin of 31.0% in 2019.
Other income
. Other income was RMB1,081.5 million in 2020, which was primarily due to the disposal of equity ownership in Bytedance Ltd. as well as the disposal of certain business during 2020.
Other expense
. Other expense was RMB117.2 million in 2020, which was primarily due to impairment of long-term investments and loss from disposal of certain business.
Income tax expense
. Our income tax expense was RMB97.1 million in 2020, as compared to RMB7.9 million in 2019.
Net income (loss) attributable to Cheetah Mobile shareholders
. Primarily as a result of the foregoing, our net income attributable to Cheetah Mobile shareholders was RMB416.7 million in 2020, as compared to a net loss attributable to Cheetah Mobile shareholders of RMB314.0 million in 2019.
Critical Accounting Policies and Estimates
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

Fair value measurements of
Non-Marketable
long-term investments
We measure certain long-term investments at fair value on a recurring or non-recurring
basis, which mainly includes equity method investment accounted for using fair value option, long-term available-for-sale
debt securities and equity securities that accounted for under the measurement alternative. For equity method investment accounted for using fair value option and long-term debt securities, we estimate their fair value on each reporting date. For equity securities accounted for under measurement alternative, we estimated the fair value when there’s an observable price changes for identical or similar investments of the same issuer or when qualitative assessment indicates that the investment is impaired. We estimate the investments’ fair value in accordance with the principles of ASC 820 and recognize the fair value change or impairment loss in the consolidated statements of comprehensive (loss) income accordingly. These judgements include valuation methods and key valuation assumptions and estimates. Changes in these estimates and assumptions could materially affect the fair value of such investments. See Note 20 of the Notes to the Consolidated Financial Statements for information regarding method and key assumptions used for fair value measurements of such investments.
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
Revenue recognition
We generate revenues primarily through internet business, AI and others. We recognize revenue when it has approval and commitment from the customer, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable. Pursuant to ASC
606-10-32-2A,
we also elected to exclude sales taxes and other similar taxes from the measurement of the transaction price. Therefore, revenues are recognized net of value added taxes (“VAT”) and surcharges.

The following table presents our revenues disaggregated by revenue source:

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Revenues:
Internet business
Online advertising	2,074,256	855,430	354,604	55,645
Internet value-added services	1,296,555	525,476	299,155	46,944
AI and Others
Advertising agency services	73,762	84,993	61,588	9,665
Multi-cloud Management Services	—	3,501	41,443	6,503
Technical and other consulting services	58,607	35,504	17,236	2,704
Sale of AI hardware products	84,515	47,741	10,590	1,662
Total consolidated revenues	3,587,695	1,552,645	784,616	123,123

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
Internet value-added services
We generate value-added services revenue principally from
fee-based
services, mainly including VIP membership, software subscription, game-related and live streaming services.
VIP membership and software subscription.
We provide
non-cancellable
VIP membership services and hosted software subscription services to individual and enterprise customers, which can obtain the access to the related services over a fixed period of time at a fixed price as specified in the contract. Our VIP membership services are provided to customers with various privileges, which primarily include access to advertising-free
and value-added services such as file and data recovery, malicious pop-up
interception, PDF converting etc. We also provide various software such as anti-virus, security protection, immediate communication and etc. to individual and enterprise customers. The software license and the when-and-if-available updates are accounted for as a single performance obligation as the license and the updates are inputs to a combined items in the contract. The VIP membership services and software subscription services are primarily sold in short term period, typically, no more than 12 months. Certain services have contracts with no fixed duration. For these indefinite term subscriptions, the Group estimated the expected contract period based on historical usage pattern and recognizes related revenue over the expected contract period. Upfront payment is generally required and upon receipt of membership fees and software subscription fees is for services to be delivered over a period of time, we recognize the excess of payment received as compared to the recognized revenue as deferred revenue in “Accrued expenses and other non-current
liabilities” on the consolidated balance sheets and revenue is recognized ratably over the membership period or the subscription period as services are rendered.

Game-related services.
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
Live streaming services.
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
AI and Others
Advertising agency services
We provide advertising agency services by arranging advertisers to purchase various advertisement products from certain online networks, primarily Facebook. We receive from the online network performance-based commissions, which are determined based on a pre-specified
percentage of the payment by the advertisers for the online network’s various advertisement products. We act as an agent to arrange for the advertising services to be provided by third parties on their internet properties and incentives provided to the end customers are typically market-wide promotions that result in lower fee earned by the Group, and therefore are recorded as a reduction of revenue at the date the Group records the corresponding revenue transaction. Revenue from advertising agency services is recognized on a net basis at a point in time when the advertisement products are delivered by the online networks. The revenue is estimated by us based on the real-time advertising performance results provided by the online networks and the commission rates pre-determined
in contracts signed with relevant online networks. There was no significant difference between our estimates and the subsequent periodic invoices provided by the online network for all the periods presented. Receivables from advertising agency services were included in other receivables from advertisers in “Prepayments and other current assets” and Payable to online networks were included in Payable to online advertising platforms as agency in “Accrued expenses and other current liabilities” on the consolidated balance sheets.

Multi-Cloud Management services
We provide multi-cloud management services through cloud management platform. The nature of the our performance obligation is a single performance obligation to stand ready to provide integrated technical cloud-based solution or sell cloud resources to customers. Revenue is recognized over time when related solutions or resources are provided to customers. We evaluate whether it is appropriate to record the revenue on gross or net basis based on whether we act as a principal or as an agent. This determination is reviewed for each specified service provided to the customer and may involve significant judgment. In certain cases, we conclude that we control the solutions and resources before they are transferred to end customers, as we integrate the cloud resources with its technical expertise to provide ongoing customized cloud-based solutions, are primarily responsible for the fulfillment, and have inventory risk before the specified solutions and resources have been transferred to the customers and revenue is recognized on a gross basis. In other cases, we act as a reseller of cloud resources and during which we act as an agent to arrange for the resources to be provided by third parties and revenue is recognized on a net basis.
Sale of AI hardware products, technical consulting service and others and others
We recognize revenue generally at a point in time for the sale of AI hardware products when the products are delivered to customers. Technical consulting services are recognized over time because the customer simultaneously receives and consumes the benefits as we perform throughout a fixed term.
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
Accounts receivable and allowance for credit losses
Prior to the adoption of ASC 326, accounts receivable is recognized and carried at original invoiced amount less an allowance for any potential uncollectible amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred. We generally do not require collateral from its customers. We maintain allowances for doubtful accounts for estimated losses resulting from the failure of customers to make payments on time. We review the accounts receivable on a periodic basis and makes specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, we consider many factors, including the customer’s payment history, its current creditworthiness and current economic trends.
Upon adoption of ASC 326 on January 1, 2020, we maintain an allowance for credit losses in accordance with ASC 326 and records the allowance for credit losses as an offset to accounts receivable, and the estimated credit losses charged to the allowance is classified as “General and administrative” in the consolidated statements of comprehensive (loss) income. We assess collectability by reviewing accounts receivable on a collective basis where similar characteristics exist, primarily based on similar business line, service or product offerings and on an individual basis when we identify specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, we consider historical collectability based on past due status, the age of the accounts receivable balances, credit quality of our customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect our ability to collect from customers. Bad debts are written off as incurred. We generally do not require collateral from its customers.

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
Beijing Mobile and Beijing Network and other companies, the VIEs or its subsidiaries, hold the requisite ICP Licenses required to operate our internet-based, including mobile-based businesses in China. We have been and are expected to continue to be dependent on the VIEs to operate our business if PRC laws do not allow us to directly operate such business in China. Our company, as well as Beijing Security and Conew Network, our wholly-owned subsidiaries, as the case may be, has entered into a series of contractual arrangements with the VIEs and their respective shareholders. Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between us and the VIEs through the irrevocable shareholder voting proxy agreements, whereby the shareholders of the VIEs effectively assign all of the voting rights underlying their equity interests in the VIEs to our company. Furthermore, pursuant to the exclusive option agreements, which include a substantive kick-out
right, our company has the power to control the shareholders of the VIEs, and therefore, the power to govern the activities that most significantly impact the economic performance of the VIEs. In addition, through the contractual arrangements, the company demonstrate their ability and intention to continue to exercise the ability to absorb substantially all of the expected losses and the majority of the profits of the VIEs, and therefore, have the rights to the economic benefits of the VIEs. As a result of these contractual arrangements, we consolidate the VIEs as required by ASC
810-10,
Consolidation: Overall.
Goodwill
We assess goodwill for impairment in accordance with ASC 350, Intangibles—Goodwill and Other: Goodwill (“ASC
350-20”),
which requires that goodwill to be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events. As of December 31, 2019, we have three reporting units, consisting of utility products and related services, mobile entertainment and AI and others.
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

Investment in debt securities
We account for our investments in debt securities in accordance with ASC
320-10,
Investments-Debt Securities: Overall
. We classified the investments in debt securities as
“held-to-maturity”,
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
The debt securities that we have positive intent and ability to hold to maturity are classified as held-to-maturity
securities and stated at amortized cost. Prior to the adoption of ASC 326, for individual securities classified as held-to-maturity
securities, we evaluate whether a decline in fair value below the amortized cost basis is other-than-temporary in accordance with our policy and ASC
320-10.
When we intend to sell an impaired debt security or it is more likely than not that it will be required to sell prior to recovery of its amortized cost basis, an other- than-temporary impairment is deemed to have occurred. In these instances, the other-than-temporary impairment loss is recognized in earnings equal to the entire excess of the debt security’s amortized cost basis over its fair value at the balance sheet date of the reporting period for which the assessment is made. When we do not intend to sell an impaired debt security and it is more-likely-than-not
that it will not be required to sell prior to recovery of its amortized cost basis, we must determine whether or not it will recover its amortized cost basis. If we conclude that it will not, an other-than-temporary impairment exists and that portion of the credit loss is recognized in earnings, while the portion of loss related to all other factors is recognized in other comprehensive income (loss).
Upon the adoption of ASC 326 on January 1, 2020, the allowance for credit losses of the held-to-maturity
debt securities reflects our estimated expected losses over the contractual lives of the held-to-maturity
debt securities and is charged to “Other expense” in the consolidated statements of comprehensive (loss) income. Estimated allowances for credit losses are determined by considering reasonable and supportable forecasts of future economic conditions in addition to information about past events and current conditions.
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
825-10,
Financial Instruments: Fair Value Option (“ASC 825”). We apply the equity method of accounting that is consistent with ASC
323-10
in limited partnership in which we hold a three percent or greater interest. Where the equity method is used, we initially record our investment at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is accounted for as if the investee were a consolidated subsidiary, which is included in the equity method investment on the consolidated balance sheets. We subsequently adjust the carrying amount of the investment to recognize our proportionate share of each equity investee’s net income or loss into earnings after the date of investment. We evaluate the equity method investments for impairment under ASC
323-10.
An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.
We have elected the fair value option when we initially recognize an equity method investment as we determined the fair value of this investment better represents the value of the underlying assets. Such election is irrevocable and can be applied to financial assets on an individual basis at initial recognition. Any changes in fair value are recognized in earnings in the consolidated statements of comprehensive (loss) income.

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
In January 2020, the FASB issued ASU
No. 2020-01,
Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)—Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (a consensus of the Emerging Issues Task Force). The amendments in this update clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. The Group adopted the ASU on January 1, 2021, which did not have a material impact on the consolidated financial statements.
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
We have elected to recognize share-based compensation using the accelerated method, for all share-based awards granted with graded vesting based on service conditions and for awards with performance conditions if it is probable that the performance condition will be achieved. We account for forfeitures as they occur, if required vesting conditions are not met and the share-based awards are forfeited, previously recognized compensation expenses relating to those awards are reversed. We, with the assistance of an independent third-party valuation firm determined the fair value of the share-based awards granted to employees and non-employees, if applicable. The binomial tree option pricing model was applied in determining the estimated fair value of the awards.

A change in any of the terms or conditions of share options is accounted for as a modification of share-based awards. We calculate the incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested share-based awards, we recognize incremental compensation cost in the period the modification occurred. For unvested share-based award, we recognize, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.
Recent Accounting Pronouncements
A list of recent accounting pronouncements that are relevant to us is included in Note 2 to our consolidated financial statements, which are included in this annual report.

B. Liquidity and Capital Resources
Cash Flows and Working Capital
We finance our operations and strategic investments primarily using our cash and cash equivalents, including our operating cash inflows, short-term investments and bank loans. Cash and cash equivalents consist of cash on hand and bank deposits, which are unrestricted to withdrawal and use, and highly liquid investments with original stated maturity of three months or less. Short-term investments consist of highly liquid investments with original maturities of greater than three months but less than 12 months and investments that are expected to be realized in cash during the next 12 months. As of December 31, 2021, we had RMB1,847.5 million (US$289.9 million) in cash and cash equivalents, restricted cash and short-term investments.
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
The table below sets forth a breakdown of our cash by currency and location as of December 31, 2019, 2020 and 2021:

	As of December 31,
	2019	2020	2021
	(in thousands of RMB)
Cash located outside of the PRC
—held by Company and Subsidiaries in US dollars	570,235	955,720	1,210,677
—held by Company and Subsidiaries in RMB	801	1,088	206,901
—held by Company and Subsidiaries in others	93,629	101,899	72,092
—held by VIEs in US dollars	6,962	58	28
—held by VIEs in others	4,375	12	7
Cash located in the PRC
—held by Company and Subsidiaries in RMB	211,903	202,168	47,454
—held by Company and Subsidiaries in US dollars	63,373	9,630	9,306
—held by Company and Subsidiaries in others	254	1,093	—
—held by VIEs in RMB	31,464	27,982	37,453
—held by VIEs in US dollars	8	8	8

Total cash and cash equivalents	983,004	1,299,658	1,583,926

The table below sets forth a breakdown of our short-term investments by location as of December 31, 2019, 2020 and 2021:

	As of December 31,
	2019	2020	2021
	(in thousands of RMB)
Short-term investments located outside of the PRC
—Time deposits located outside the PRC	230,215	358,976	640
—Other short-term investment located outside the PRC	146,723	—	—
Short-term investments located in the PRC
—Time deposits located in the PRC	992,180	1,827	262,173

Total short-term investments	1,369,118	360,803	262,813

The following table sets forth a summary of our cash flows for the years indicated:

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Net cash (used in) provided by operating activities	(239,544)	(46,132)	102,811	16,133
Net cash provided by (used in) investing activities	(1,085,226)	1,880,363	220,836	34,654
Net cash used in financing activities	(485,070)	(1,450,657)	(9,640)	(1,513)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	5,506	(68,763)	(29,755)	(4,669)
Cash, cash equivalents and restricted cash at the beginning of year	2,789,976	985,642	1,300,455	204,070
Net (decrease) increase in cash, cash equivalents and restricted cash	(1,804,334)	314,813	284,252	44,605
Cash, cash equivalents and restricted cash at the end of year	985,642	1,300,455	1,584,707	248,675
Operating Activities
Net cash provided by operating activities for the year ended December 31, 2021 was RMB103.0 million (US$16.2 million). This amount was primarily attributable to net loss of RMB353.2 million (US$55.4 million), (i) adjusted for gains on disposal of investments of RMB92.1 million (US$14.5 million), changes in fair value of financial assets of RMB90.6 million (US$14.2 million) and share of income from equity method investments of RMB61.0 million (US$9.6 million); (ii) adjusted for certain non-cash
expenses, primarily impairment of assets RMB395.0 million (US$62.0 million), depreciation of property and equipment of RMB45.8 million (US$7.2 million); (iii) adjusted for changes in operating assets and liabilities that positively affected operating cash flow, primarily a decrease in prepayments and other current assets of RMB315.6 million (US$49.5 million), (iv) partially offset by changes in operating assets and liabilities that negatively affected operating cash flow, primarily due to a decrease in accrued expenses and other current liabilities of RMB201.3 million (US$31.6 million).
Net cash used in operating activities for the year ended December 31, 2020 was RMB46.1 million. This amount was primarily attributable to net income of RMB411.2 million, (i) adjusted for gain on disposal of investments of RMB507.3 million, gain on disposal of business of RMB394.2 million, and changes in fair value of financial assets of RMB127.7 million; (ii) adjusted for certain non-cash
expenses, primarily impairment of assets of RMB150.4 million, depreciation of property and equipment of RMB52.1 million and share-based compensation expenses of RMB81.0 million; (iii) adjusted for changes in operating assets and liabilities that positively affected operating cash flow, primarily a decrease in accounts receivable of RMB179.2 million, an increase in accounts payable RMB104.7 million and an increase in other non-current
liabilities RMB123.0 million; and (iv) partially offset by changes in operating assets and liabilities that negatively affected operating cash flow, primarily due to an increase in prepayments and other current assets of RMB87.3 million and an increase in due from related parties of RMB49.4 million.
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

Investing Activities
Net cash provided by investing activities was RMB220.8 million (US$34.7 million) for the year ended December 31, 2021, primarily attributable to proceeds from maturity of short-term investments of RMB3,726.0 million (US$584.7 million) and proceeds from disposal of long-term investments RMB188.2 million (US$29.5 million), partially offset by purchase of short-term investments RMB3,630.4 million (US$569.7 million).
Net cash provided by investing activities was RMB1,880.4 million for the year ended December 31, 2020, primarily attributable to maturity of short-term investments of RMB2,327.1 million and disposal of long-term investments of RMB1,021.7 million, partially offset by purchase of short-term investments of RMB1,375.5 million.
Net cash used in investing activities was RMB1,085.2 million for the year ended December 31, 2019, primarily attributable to purchase of short- term investments of RMB3,508.1 million, purchase of long-term investments of RMB494.7 million, net cash out of dispose and deemed dispose of subsidiaries of RMB233.4 million, and purchase of property, plant and equipment of RMB102.2 million, partially offset by maturity of short-term investments of RMB3,267.0 million.
Financing Activities
Net cash used in financing activities was RMB9.6 million (US$1.5 million) for the year ended December 31, 2021.
Net cash used in financing activities was RMB1,450.7 million for the year ended December 31, 2020. This amount was primarily due to dividends paid to shareholders of RMB1,435.8 million.
Net cash used in financing activities was RMB485.1 million for the year ended December 31, 2019. This amount was primarily due to dividends paid to shareholders of RMB500.6 million.
Material cash requirements
Our material cash requirements as of December 31, 2021 and any subsequent interim period primarily include our capital expenditures, operating lease obligations, and purchase obligations.
We incurred capital expenditures of RMB102.2 million, RMB59.3 million and RMB46.8 million (US$7.3 million) in 2019, 2020 and 2021, respectively. Our capital expenditures were primarily attributable to purchase of computers and servers related to research and development activities, purchase of AI hardware, purchase of intangible assets, including intellectual property, game copyrights and tools applications. As our AI business expands, we may purchase more AI hardware in the future.
Our operating lease obligations consist of the commitments under the lease agreements for our office premises, which include all future cash outflows under ASC Topic 842, Leases under Note 9 to our audited consolidated financial statements.
Purchase obligations primarily consists of minimum commitment for purchase of cloud services.
We intend to fund our existing and future material cash requirements with our existing cash balance and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

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
The following table sets forth our contractual obligations by specified categories as of December 31, 2021.

	Payment due by period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In thousands of RMB)
Operating lease obligations	52,910	17,906	28,727	6,277	—
Purchase obligations	108,334	54,167	54,167	—	—

Total	161,244	72,073	82,894	6,277	—

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2021.
Holding Company Structure
Cheetah Mobile Inc. is a holding company. We conduct most of our operations through our subsidiaries and the VIEs incorporated in and outside China. As a result, although other means are available for us to obtain financing at the holding company level, Cheetah Mobile Inc.’s ability to pay dividends to the shareholders and to service any debt it may incur depends on dividends paid by our subsidiaries and service fees paid by the VIEs under the exclusive technology development, support and consultancy agreements. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to us.
Each of our PRC entities is required to make appropriations to certain statutory reserve funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. Specifically, each of our PRC entities is required to allocate at least 10% of its after-tax
profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our PRC entities may allocate a portion of its after-tax
profits based on PRC accounting standards to staff welfare and bonus funds, enterprise expansion fund and discretionary surplus fund, as the case may be, at the discretion of its board of directors. With the implementation of FIL, rules of activities of foreign- funded enterprises, including but not limited to the dividend distribution, will be governed by the Company Law of the People’s Republic of China. According to the Company Law, if the aggregate balance of our statutory common reserve is not enough to make up for the losses of the previous year, the current year’s profits shall first be used for making up the losses before the statutory common reserve is drawn according to the provisions of the preceding paragraph. After we have drawn statutory common reserve, which is 10% of the after-tax
profit, from the
after-tax
profits, it may, upon a resolution made by the shareholders’ meeting, draw a discretionary common reserve from the after-tax
profits. After the losses have been made up and common reserves have been drawn, the remaining profits shall be distributed to shareholders in proportion to the actual capital contribution actually paid by them, unless otherwise agreed upon by all the shareholders. We may stop drawing the profits if the aggregate balance of the statutory common reserve has already accounted for over 50% of our registered capital. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations of Foreign Currency Exchange, Foreign Debt and Dividend Distribution” for further details.
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

C. Research and Development, Patents, and Licenses, etc.
See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”
D. Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2021 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.
E. Critical Accounting Estimates
For our critical accounting estimates, see “Item 5. Operating And Financial Review And Prospects—Critical Accounting Policies and Estimates.”

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management
The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Sheng Fu	44	Chief Executive Officer and Chairman of the Board of Directors
Tao Zou	46	Director
Jie Xiao	47	Director and Senior Vice President
Ning Zhang	48	Independent Director
Michael Jinbo Yao	45	Independent Director
Dr. Yi Ma	49	Independent Director
Dr. Yun Zhang	45	Independent Director
Thomas Jintao Ren	44	Chief Financial Officer
Edward Mingyan Sun	39	Senior Vice President
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
Jie Xiao
has been our director since March 2018, and our senior vice president since November 2014, after having served as our vice president since October 2010. Ms. Xiao is in charge of business development, marketing, commercial products, human resource and administration. From 2008 to 2010, she was a senior manager at the enterprise marketing department of Baidu, Inc. (NASDAQ: BIDU), focusing on public relations. Before that, she worked as a public relations director at Qihoo 360 Technology Co., Ltd. and a communications manager for Yahoo! China. Ms. Xiao received a bachelor’s degree in accounting from Renmin University in 1999.

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
, including Vice President. Mr. Yao currently serves on the board of directors of Golden Pacer and Xueda Education Group Mr. Yao received his bachelor’s degrees in computer science and chemistry from Ocean University of China (formerly known as Ocean University of Qingdao) in 1999.
Dr.
 Yi Ma
currently serves as a professor at the Electrical Engineering and Computer Sciences (EECS) Department of the University of California at Berkeley. From 2014 to 2017, he was a professor and the executive dean of the School of Information and Science and Technology, Shanghai Tech University, China. From 2009 to early 2014, he was a principal researcher and research manager of the Visual Computing group at Microsoft Research Asia. From 2000 to 2011, he was an associate professor at the ECE Department of the University of Illinois at Urbana-Champaign. His main research interest is in computer vision and high-dimensional data analysis. He received his Bachelor’s degree in automation and applied mathematics from Tsinghua University (Beijing, China) in 1995, Master of Science degree in EECS in 1997, Master of Arts degree in mathematics in 2000, and PhD degree in EECS in 2000, all from the University of California at Berkeley. He is an IEEE Fellow since 2013 and an ACM Fellow since 2017. He is ranked as the World’s Highly Cited Researchers by Clarivate Analytics of Thomson Reuters since 2016, and ranked among the Top 50 of the World’s Most Influential Authors in Computer Science by Semantic Scholar, according to the Science Magazine 2016.
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
B.
Compensation
Compensation of Directors and Officers
For the fiscal year ended December 31, 2021, we paid an aggregate of approximately RMB21.9 million (US$3.4 million) in cash to our executive officers and directors (excluding independent directors), and an aggregate of approximately RMB1.8 million (US$0.3 million) in cash to our independent directors. Our PRC entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefits. For the fiscal year ended December 31, 2021, we contributed an aggregate of approximately RMB0.9 million (US$0.1 million) for pension, retirement benefits or other similar benefits for our executive officers and directors.

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
1. The 2011 Plan
Under the 2011 Plan, the maximum number of shares in respect of which awards that may be granted is 100,000,000 ordinary shares of our company as at the date of such grant, excluding any shares awarded that have lapsed or have been forfeited. In May 2011, we issued 100,000,000 ordinary shares that were put on trust for the benefit of participating employees in the 2011 Plan. As of March 31, 2022, 98,668,001 restricted shares (excluding those that have been forfeited) had been granted under the 2011 Plan. The 2011 plan terminated upon its expiration in May 2021, and remaining restricted shares that have not been granted, if any, are cancelled.
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
2.    The 2013 Plan
Under the 2013 Plan, the maximum number of our ordinary shares that may be issued is 64,497,718 ordinary shares. As of March 31, 2022, 64,270,304 restricted shares (excluding those that have been forfeited) had been granted under the 2013 Plan.
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
3. The 2014 Plan
We adopted the 2014 Plan in April 2014. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan is 122,545,665 Class A ordinary shares. As of March 31, 2022, 45,366,926 restricted shares (excluding those that have been forfeited) had been granted under the 2014 Plan.
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
The following table summarizes, as of March 31, 2022, the restricted shares that we granted to our current directors and executive officers and to other individuals as a group under our 2011 Plan, 2013 Plan and 2014 Plan, and which remained outstanding.

	Number of Restricted Shares Outstanding	Purchase Price(US$/Share)	Date of Grant	Expiration Date
Edward Mingyan Sun	*	N/A	October 1, 2017	January 1, 2024
	*	N/A	May 1, 2017	April 24, 2024
	*	N/A	April 1, 2018	January 1, 2024
Thomas Jintao Ren	*	N/A	March 22, 2020	January 1, 2024
Individuals as a group		—	—	—
Total

*	Less than 1% of our total outstanding Class A and Class B ordinary shares.
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

D.
Employees
We had 2,209, 1,044 and 851 employees as of December 31, 2019, 2020 and 2021, respectively. The following table sets forth the number of our employees, categorized by function, as of December 31, 2021:

Function	Number of Employees
Operations	90
Research and development	407
Sales and marketing	185
General and administrative	169

Total	851

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
A.
Major Shareholders
The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2022 by:

•	each of our current directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our shares.
Percentage of beneficial ownership is based on 1,420,620,585 total issued and outstanding ordinary shares as of March 31, 2022, representing the sum of 450,604,900 Class A ordinary shares and 970,015,685 Class B ordinary shares of our company.
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

	Shares Beneficially Owned		Ordinary Shares Beneficially Owned	Voting Power
	Class A Ordinary Shares	Class B Ordinary Shares	%(1)	%(2)
Directors and Executive Officers**:
Sheng Fu (3)	31,012,650	68,599,088	7.0	46.4
Tao Zou (4)	—	—	—	—
Jie Xiao	*	*	*	*
Ning Zhang (5)	*	—	*	—
Michael Jinbo Yao (6)	*	—	*	—
Dr. Yi Ma (7)	*	—	*	—
Dr. Yun Zhang (8)	*	—	*	—
Thomas Jintao Ren	*	—	*	—
Edward Mingyan Sun	*	*	*	*
All directors and executive officers as a group	43,823,810	71,899,088	8.1	46.9
Principal Shareholders:
Kingsoft Corporation Limited (9)	11,800,547	662,806,049	47.5	26.1
Tencent Holdings Limited (10)	15,031,120	220,481,928	16.6	21.9%
Sheng Global Limited (11)	29,996,440	65,439,278	6.7	6.7

Notes

*	Less than 1% of our total outstanding Class A and Class B ordinary shares.

**
Unless otherwise indicated in the notes below, the business address for our directors and executive officers is Building No. 11Wandong Science and Technology Cultural Innovation Park No.7 Sanjianfangnanli, Chaoyang District, Beijing 100024, People’s Republic of China.

(1)
Percentage ownership is calculated by dividing the number of Class A and Class B ordinary shares beneficially owned by a given person or group by the sum of (i) 1,420,620,585 ordinary shares and (ii) the number of Class A and Class B ordinary shares that such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after March 31, 2022.

(2)
Percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by a given person or group with respect to the sum of all outstanding shares of our Class A and Class B ordinary shares. The holders of our Class B ordinary shares are entitled to ten votes per share, and holders of our Class A ordinary shares are entitled to one vote per share.

(3)
Represents (i) 25,996,440 Class A ordinary shares represented by restricted ADSs and 58,139,278 Class B ordinary shares held by Sheng Global Limited, a British Virgin Islands company wholly owned by Mr. Fu, (ii) 4,000,000 Class A ordinary shares (represented by restricted ADSs) and 7,300,000 Class B ordinary shares beneficially owned by Sheng Global Limited through FaX Vision Corporation, a British Virgin Islands company controlled by Sheng Global Limited, (iii) 585,800 Class B ordinary shares that have vested to Mr. Fu under our 2011 Plan, and (iv) 1,016,210 Class A ordinary shares and 2,574,010 Class B ordinary shares that have vested to Mr. Fu under our 2013 Plan. Kingsoft Corporation have delegated approximately 39.4% voting power of our company held by Kingsoft Corporation to Mr. Sheng Fu, effective October 1, 2017. For further details, see “Item 4. Information on the Company—A. History and Development of the Company”.

(4)	The business address of Mr. Zou is c/o Kingsoft Corporation Limited, Building D, Xiaomi Campus, No.33 Xierqi Middle Road, Haidian District, Beijing, People’s Republic of China.

(5)	The business address of Ning Zhang is 25th Floor, Shanghai Tower, No. 501, Yincheng Middle Road, Pudong New Area, Shanghai, PRC.

(6)	The business address of Mr. Yao is Building 101, 10 Jiuxianqiao North Road Chaoyang District, Beijing, PRC.

(7)	The business address of Dr. Ma is ECS Department, 333A Cory Hall#1770 University of California,Berkeley,CA 94720-1770,USA.

(8)	The business address of Dr. Zhang is 6402 Middleburg Ln, Bethesda, MD 20817, USA .

(9)
Represents (i) 5,040,877 Class A ordinary shares, (ii) 6,759,670 Class A ordinary shares represented by ADSs, and (iii) 662,806,049 Class B ordinary shares held by Kingsoft Corporation. Kingsoft Corporation is a Cayman Islands company listed on the Hong Kong Stock Exchange (Stock Code: 3888). Kingsoft Corporation have delegated approximately 39.4% voting power of our company held by Kingsoft Corporation to Mr. Sheng Fu, effective October 1, 2017. For further details, see “Item 4. Information on the Company—A. History and Development of the Company”. Kingsoft Corporation’s business address is Building D, Xiaomi Campus, No.33 Xierqi Middle Road, Haidian District, Beijing, People’s Republic of China.

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

(11)
Represents (i) 25,996,440 Class A ordinary shares represented by restricted ADSs and 58,139,278 Class B ordinary shares held by Sheng Global Limited and (ii) 4,000,000 Class A ordinary shares and 7,300,000 Class B ordinary shares held by FaX Vision Corporation, a British Virgin Islands company controlled by Sheng Global Limited. The registered address of Sheng Global Limited is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

As of March 31, 2022, to our knowledge, on the same basis of calculation as above, 423,905,120 Class A ordinary shares represented by ADSs, or approximately 29.84% of our total outstanding ordinary shares were held by one record shareholder in the United States, namely The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.
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
B.
Related Party Transactions
Contractual Arrangements with VIEs
Due to certain restrictions under PRC law on foreign ownership and investment in value-added telecommunications services in China, we conduct our operations in China principally through contractual arrangements with the VIEs in China and their respective shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs.”
Transactions and Agreements with Kingsoft Corporation
Kingsoft Corporation is one of our principal shareholders, with beneficial ownership and voting power of 47.5% and 26.1%, respectively, of our outstanding Class A and Class B ordinary shares on an as-converted
basis as of March 31, 2022.
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
Accordingly, transactions between us, our subsidiaries and the VIEs, on the one hand, and Kingsoft Corporation or any of its subsidiaries (excluding us and our subsidiaries and VIEs), on the other hand, were “connected transactions.” Under the Hong Kong Listing Rules, all connected transactions must be carried out on normal commercial terms, and if the value of a connected transaction exceeds the applicable thresholds, it was subject to the approval of the independent shareholders of Kingsoft Corporation.

Services received from Kingsoft Group
Historically, we have entered into various transactions including promotion services, licensing services, cloud services etc. from time to time with Kingsoft Corporation, its subsidiaries and their respective associates, or collectively the Kingsoft Group. We entered into a cooperation framework agreement with Kingsoft Corporation on December 27, 2013 for an initial term until December 31, 2016. Upon expiration of the initial term, the agreement was automatically renewed for three years pursuant to its terms. This agreement governs the following transactions between our company and Kingsoft Corporation:

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
On February 16, 2017, Kingsoft Japan entered into an exclusive licensing agreement with Kingsoft Corporation, pursuant to which Kingsoft Corporation granted Kingsoft Japan the exclusive right to use certain office software within Japan and to sub-license
such software to original equipment manufacturers in Japan solely for their self-use
and sale of products and services.
We entered into corporation promotion agreements with Zhuhai Kingsoft Office Software, a subsidiary of Kingsoft Corporation. Under the agreements, Zhuhai Kingsoft Office Software agreed to promote our products on its platforms. The promotion fee was priced based on effective IP clicks.
For the years ended December 31, 2019, 2020 and 2021, we recognized aggregate fees of RMB23.8 million, RMB23.9 million and RMB19.1 million (US$3.0 million), respectively, to Kingsoft Corporation and its subsidiaries for the services they provided to us.
Transactions with Tencent Group
We entered into a strategic cooperation agreement dated December 27, 2013 with Shenzhen Tencent Computer Systems Company Limited, or Tencent Shenzhen, to promote various types of products of Tencent Holdings Limited, its subsidiaries and their respective associates, or collectively the Tencent Group, through various forms of promotion services on our mobile and PC applications and platforms. Tencent Shenzhen is a subsidiary of Tencent Holdings Limited, one of our major beneficial shareholders. The price of services provided between us and Tencent Shenzhen will be based on (i) the prevailing fair market price, (ii) the actual cost incurred plus a reasonable profit margin, or (iii) a price with reference to the price or reasonable profit margin of an independent third party conducting the similar transactions. The term of the cooperation agreement was from January 1, 2014 to December 31, 2015. On December 30, 2015, we entered into a new strategic cooperation agreement with Tencent Shenzhen, pursuant to which we and the Tencent Group will continue to provide promotion services to each other. We and Tencent Group may enter into individual agreements from time to time accordingly, and except of promotion services, we also purchase cloud services from Tencent Group. For the years ended December 31, 2019, 2020 and 2021, we recognized total revenues of RMB176.1 million, RMB73.5 million and RMB40.3 million (US$6.3 million), respectively, from the Tencent Group, and recognized aggregate fees of RMB73.7 million, RMB51.1 million and RMB32.6 million (US$5.1 million), respectively, to the Tencent Group.
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

From 2018, we entered into a distributorship and cooperation agreement and several AI robots purchase agreements with Beijing OrionStar. For the years ended December 31, 2019, 2020 and 2021, we purchased products from OrionStar of RMB98.2 million, RMB87.1 million, and RMB40.3 million (US$6.3 million), respectively.
From December 2018, we entered into several commissioned development and service agreements, with Beijing OrionStar, pursuant to which Beijing OrionStar agrees to provide technical and promotion service to us. For the years ended December 31, 2019, 2020 and 2021, we recognized total cost of RMB16.9 million, RMB10.8 million, RMB3.8 million (US$0.6 million), respectively.
From 2018, we entered into several service agreements with Beijing OrionStar, pursuant to which we provide technical and multi-cloud managment services to Beijing OrionStar. For the years ended December 31, 2019, 2020 and 2021, we recognized total revenue of RMB20.2 million, RMB4.2 million, RMB3.9 million (US$0.6 million), respectively.
In 2021, we provided a convertible loan of RMB100 million (US$15.7 million) to Beijing OrionStar. The conversion features were considered as embedded derivatives that do not meet the criteria to be bifurcated and were accounted for together with the loan receivable.
Transactions with Live.me
On September 30, 2019, Live.me amended its share incentive plan to (i) increase the number of shares to be issued under the current plan and (ii) issue shares under the plan into a trust for the benefit of current and future recipients of Live.me share incentive awards. Subsequent to the amendment, we own 49.6% voting rights of Live.me and deconsolidated Live.me as we are no longer a majority shareholder of Live.me. Live.me was considered a related party after deconsolidation. From 2019, we entered into several service agreements with Live.me, pursuant to which we provide technical, multi-cloud management and other services to Live.me. For the years ended December 31, 2019, 2020 and 2021, we recognized total revenue of RMB4.8 million, RMB27.4 million, RMB11.7 million (US$ 1.8 million), respectively. In 2020, we disposed an internet related business to Live.me with total consideration amounted to RMB11.1 million (US$1.7 million).
Transactions with Pixiu. Inc
From 2017, we entered into several service agreements with Pixiu. Inc, pursuant to which we provide technical, multi-cloud management and other services to Pixiu. Inc. For the years ended December 31, 2019, 2020 and 2021, we recognized total revenue of RMB13.4 million, RMB2.0 million and RMB9.6 million (US$1.5 million), respectively.
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
We and certain of our current and former officers have been named as defendants in two putative securities class actions filed on June 25, 2020 and July 31, 2020 respectively in the U.S. District Court for the Central District of California. On August 24, 2020, the Court consolidated the two cases under the caption
In Re: Cheetah Mobile, Inc. Securities Litigation
(Case No.
2:20-cv-05696).
On March 15, 2021, an amended complaint was filed. According to the amended complaint, the action is purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in our ADRs between April 26, 2017 and March 24, 2020. The action alleges that we made false or misleading statements regarding our business and operations in violation of the Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule
10b-5
promulgated thereunder. Briefing on the motion to dismiss was completed in July 2021. On March 30, 2022, the Court granted the Company’s motion to dismiss, with leave for Plaintiffs to amend the complaint. On May 6, 2022, the parties reached a stipulation, pursuant to which Plaintiffs voluntarily dismissed the claims asserted in the action, and agreed that they would not amend the complaint or appeal the Court’s order. The case is now closed. For risks and uncertainties relating to any lawsuits against us, please see “Item 3. Key Information—D. Risk Factors—Risks Relating to the ADSs — We have incurred increased costs as a result of being a public company, and the costs may continue to increase in the future.” For further information on certain legal proceedings and arbitration that we are currently involved in, see “Note 16. Commitments and Contingencies—Litigation” to our consolidated financial statements for the years ended December 31, 2018, 2019 and 2020 included in this annual report.
The Staff of the Division of Enforcement of the SEC is conducting an investigation relating to our disclosures for fiscal year 2015 regarding our relationship with one of our advertising business partners. The SEC investigation also relates to Rule
10b5-1
trading plans entered into by certain of our current and former officers and directors and sales of our ADS under those plans in 2015 and 2016. We and our current and former officers and directors have been fully cooperating with the SEC and are in discussions with the SEC concerning the potential outcome of the investigation. While we believe the SEC investigation is nearing conclusion, the exact duration and outcome of the SEC matter cannot be predicted at this time. A settlement or litigation with the SEC could include allegations by the SEC of violations of the U.S. securities laws against us and/or our current and former officers and directors involved, seeking various remedies, including penalties, fines, injunctive relief, a cease and desist order, officer and director bars, certain compliance undertakings, and other limitations or sanctions under the U.S. securities laws.
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
Dividend Policy
We declared and paid cash dividends to our shareholders of approximately US$72 million and US$200 million in 2019 and 2020, respectively, which was funded by cash on our balance sheet. We currently have no plan to declare or pay any dividends in the near future on our shares or ADSs. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.
We are a holding company incorporated in the Cayman Islands. We rely on a significant amount of dividends from our subsidiaries for our cash requirements, including any payment of dividends to our shareholders. With respect to our PRC subsidiaries, PRC regulations may restrict their abilities to pay dividends to us. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may rely on dividends paid by our subsidiaries, including PRC subsidiaries, to fund any cash and financing requirements we may have. Any limitation on the ability of our subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.” and “Item 4. Information on the Company—B. Business Overview—Regulations— Regulations of Foreign Currency Exchange, Foreign Debt and Dividend Distribution.”
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
Although the law in this regard is unclear, we treat the VIEs as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements.
Based on the market price of our ADSs and the composition of assets (in particular the substantial amount of cash and investments), we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2021, and we will likely be classified as a PFIC for our current taxable year unless the market price of our ADSs increases and /or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive
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
As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2021, and we will likely be classified as a PFIC for our current taxable year. U.S. holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to the ADSs or Class A ordinary shares in their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares
Subject to the PFIC rules discussed below, a U.S. holder will generally recognize capital gain or loss upon the sale or other disposition of the ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term if the ADSs or Class A ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gain of non-corporate
U.S. holders is generally eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations. In the event that we are treated as a PRC “resident enterprise” under the PRC Enterprise Income Tax Law and gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in the PRC, a U.S. holder that is eligible for the benefits of the income tax treaty between the United States and the PRC (the “Treaty”) may elect to treat the gain as PRC source income. Pursuant to recently issued Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares. U.S. holders are advised to consult its tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of the ADSs or Class A ordinary shares, including the availability of the foreign tax credit or deduction under their particular circumstances, their eligibility for benefits under the Treaty and the potential impact of the recently issued Treasury Regulations.
As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2021, and we will likely be classified as a PFIC for our current taxable year. U.S. holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of the ADSs or Class A ordinary shares in their particular circumstances.
Passive Foreign Investment Company Rules
As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2021, and we will likely be classified as a PFIC for our current taxable year. If we are a PFIC for any taxable year during which a U.S. holder holds the ADSs or Class A ordinary shares, and unless the U.S. holder makes a mark-to-market
election or a qualified electing fund (QEF) (as described below), the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, for subsequent taxable years, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of the ADSs or Class A ordinary shares. Under the PFIC rules:

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
Because a
mark-to-market
election cannot technically be made for any lower-tier PFICs that a PFIC may own, a U.S. holder who makes a mark-to-market
election with respect to the ADSs may continue to be subject to the general PFIC rules with respect to such U.S. holder’s indirect interest in any of our non-United
States subsidiaries if any of them is a PFIC.
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
Interest Rate Risk
Our exposure to interest rate risk primarily relates to interest income generated by excess cash, which is mainly held in interest-bearing bank deposits, and interest expense generated from certain bank loans. We generated interest income of RMB110.1 million, RMB36.0 million and RMB25.4 million (US$4.0 million), and interest expense of nil, RMB0.4 million and nil, for the years ended December 31, 2019, 2020 and 2021, respectively. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.
Market Price Risk
We are exposed to market price risk primarily with respect to investment securities held by us which are reported at fair value. A substantial portion of our investment in equity investees are held for long-term appreciation or for strategic purposes. and are accounted for under equity method or measurement alternative and not subject to market price risk. We are also exposed to commodity price risk in our AI business as increase of hardware price may in turn increase our cost in AI hardware sales and operations.

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
Based upon that evaluation, our management has concluded that, as of December 31, 2021, our disclosure controls and procedures were not effective, due to the material weakness in internal control over financial reporting as described below.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Rule
13(a)-15(f)
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
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management, including our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO Criteria”). As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Based on this evaluation, our management concluded that, as of December 31, 2021, our internal control over financial reporting was ineffective due to the material weakness in controls over the projected financial information used in the impairment assessment of an equity investment.
Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has issued an adverse report on the operating effectiveness of our internal control over financial reporting as of December 31, 2021, as stated in its report, which appears on page
F-3
of this Form
20-F.
Management’s Remediation Plan
We intend to implement a number of measures to remediate the material weakness identified, including (i) additional review and monitoring controls over the projected financial information used in the impairment assessment of equity investments; (ii) formalizing the processes to retain appropriate documentation over the precision of management’s review, and the completeness and accuracy of relevant underlying data used; (iii) providing specific training to the investment and finance department pertaining to projected financial information.
We will continue to monitor the effectiveness of these steps and to make any changes that our management deems appropriate.
Changes in Internal Control over Financial Reporting
In connection with the preparation and external audit of our consolidated financial statements as of and for the years ended December 31, 2020, we and our independent registered public accounting firm identified a material weakness in internal control over financial reporting and concluded that our internal control over financial reporting was ineffective as of December 31, 2020. The material weakness identified was that we did not have a sufficient complement of resources in the tax department to perform the management review controls over income taxes.
Following the identification of the above-mentioned material weakness, we have taken measures to remediate the material weakness including but not limited to (i) setting up a financial and system control framework related to tax process, and establishing two levels of effective review mechanism; (ii) establishing an inventory of tax documents, consistent with management review control requirements; (iii) maintaining all review and meeting documents and change records. During the fiscal year ended December 31, 2021, our management completed the design, implementation and testing of the newly designed and enhanced controls and determined that, as of December 31, 2021, these controls were appropriately designed and operating effectively to conclude the prior year’s material weakness has been remediated.
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

	2020		2021
	(in thousands)
Audit fees (1)	US$	1,535	US$	1,683
Tax fees (2)	US$	286	US$	159

Notes:
(1)
Audit fees means the aggregate fees billed in each of the fiscal periods listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC. In 2020 and 2021, the audit refers to financial audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

(2)	Tax fees means the aggregated fees billed in each of the fiscal periods listed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.
The policy of our audit committee is to
pre-approve
all audit and
non-audit
services provided by Ernst & Young Hua Ming LLP, including audit services, tax services and all other fees as described above, other than those for de minimis
services which are approved by the audit committee prior to the completion of the audit. Our audit committee has approved all of our audit fees and tax fees for the year ended December 31, 2021.

Item 16D.	Exemptions from the Listing Standards for Audit Committees
Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
On September 13, 2018, our board of directors approved a share repurchase program of up to US$100 million of our outstanding ADSs for a period not exceeding 12 months. The repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means. We publicly announced the share repurchase program on September 13, 2018. The share purchase program expired on September 12, 2019 and we had repurchased approximately 4.5 million ADSs for approximately US$32.3 million under this program prior to its expiration.

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

Item 16H.	Mine Safety Disclosure
Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

PART III

Item 17.	Financial Statements
We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements
The consolidated financial statements of Cheetah Mobile Inc., its subsidiaries, VIEs and the then subsidiaries of VIEs are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Description of Document

1.1	Fourth amended and restated memorandum and articles of association of the Registrant (incorporated by reference to Exhibit 3.2 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 22, 2014)

2.1	Registrant’s specimen American depositary receipt (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 25, 2014)

2.2	Registrant’s specimen certificate for Class A ordinary shares (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 22, 2014)

2.3	Deposit agreement dated May 7, 2014 among the Registrant, the depositary and owners and holders of the American depositary shares (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form S-8 (file no. 333-199577) filed with the Securities and Exchange Commission on October 24, 2014)

2.4	Description of Securities (incorporated by reference to Exhibit 2.4 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on May 15, 2020)

4.1	2011 share award scheme and amendments thereto (incorporated by reference to Exhibit 4.1 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 26, 2017)

4.2	2013 equity incentive plan (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (file no. 333- 194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.3	2014 restricted shares plan (incorporated by reference to Exhibit 10.48 to our Registration Statement on Form F-1 (file no. 333- 194996) filed with the Securities and Exchange Commission on April 25, 2014)

4.4	Form of indemnification agreement between the Registrant and its director and executive officers (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.5	Form of employment agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.6	Business operation agreement, by and among Conew Network, Beijing Network, Ming Xu and Wei Liu, dated July 18, 2012 (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.7	Loan agreement, by and among Conew Network, Ming Xu and Wei Liu, dated June 20, 2012 (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.8	Exclusive technology development, support and consultancy agreement, between Conew Network and Beijing Network, dated July 18, 2012 (incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

Exhibit Number	Description of Document

4.9	Exclusive equity option agreement, by and among Conew Network, Beijing Network, Ming Xu and Wei Liu, dated July 18, 2012 (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.10	Shareholder voting proxy agreement, by and among Conew Network, Beijing Network, Ming Xu and Wei Liu, dated July 18, 2012 (incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.11	Equity pledge agreement, by and among Conew Network, Beijing Network, Ming Xu and Wei Liu, dated July 18, 2012 (incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.12	Financial support undertaking letter signed by Conew Network with respect to Beijing Network, dated January 17, 2014 (incorporated by reference to Exhibit 10.12 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.13	Spousal consent, signed by Xinchan Li, Wei Liu’s spouse, dated July 18, 2012 (incorporated by reference to Exhibit 10.13 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.14	Business operation agreement, by and among Beijing Security, Beike Internet (currently Beijing Mobile), Sheng Fu and Weiqin Qiu, dated January 1, 2011 (incorporated by reference to Exhibit 10.22 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.15	Loan agreements, by and among Beijing Security, Sheng Fu and Weiqin Qiu, dated January 1, 2011 and September 21, 2012 (incorporated by reference to Exhibit 10.23 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.16	Exclusive technology development, support and consultancy agreement, between Beijing Security and Beike Internet (currently Beijing Mobile), dated January 1, 2011 (incorporated by reference to Exhibit 10.24 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.17	Exclusive equity option agreement, by and among Beijing Security, Beike Internet (currently Beijing Mobile), Sheng Fu and Weiqin Qiu, dated January 1, 2011 (incorporated by reference to Exhibit 10.25 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.18	Shareholder voting proxy agreement, by and among Beijing Security, Beike Internet (currently Beijing Mobile), Sheng Fu and Weiqin Qiu, dated January 1, 2011 (incorporated by reference to Exhibit 10.26 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.19	Equity pledge agreement, by and among Beijing Security, Beike Internet (currently Beijing Mobile), Sheng Fu and Weiqin Qiu, dated January 1, 2011 and amendment thereto, dated October 11, 2012 (incorporated by reference to Exhibit 10.27 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.20	Financial support undertaking letter signed by Beijing Security with respect to Beike Internet (currently Beijing Mobile), dated January 17, 2014 (incorporated by reference to Exhibit 10.28 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

4.21	Spousal consent, signed by Jin Wang, Weiqin Qiu’s spouse, dated January 1, 2012 (incorporated by reference to Exhibit 10.29 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 2, 2014)

Exhibit Number	Description of Document

4.22	Cooperation framework agreement between the Registrant and Kingsoft Corporation Limited, dated December 27, 2013 and supplemental agreement thereto, dated April 1, 2014 (incorporated by reference to Exhibit 10.38 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 22, 2014)

4.23	Non-competition deed between the Registrant and Kingsoft Corporation Limited, dated May 14, 2014 (incorporated by reference to Exhibit 4.46 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 21, 2015)

4.24	Intellectual property transfer and license framework agreement the Registrant and Kingsoft Corporation, dated April 1, 2014 (incorporated by reference to Exhibit 10.46 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 22, 2014)

4.25	Share and asset purchase agreement among the Registrant, Hongkong Zoom Interactive Network Marketing Technology Limited and other parties thereto, dated June 6, 2014 (incorporated by reference to Exhibit 4.52 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 21, 2015)

4.26	Stock purchase agreement among Hongkong Cheetah Mobile Technology Limited, MobPartner SAS and other parties thereto, dated March 15, 2015 (incorporated by reference to Exhibit 4.53 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 21, 2015)

4.27	Parent guarantee between the Registrant and the Sellers’ Representatives named therein, dated March 15, 2015 (incorporated by reference to Exhibit 4.54 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 21, 2015)

4.28	Share transfer agreement among Beijing Security, Weiqin Qiu and Ming Xu, dated October 19, 2015, with respect to Guangzhou Network (incorporated by reference to Exhibit 4.37 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 22, 2016)

4.29	VIE termination agreement among Beijing Security, Guangzhou Network, Weiqin Qiu and Ming Xu, dated October 19, 2015 (incorporated by reference to Exhibit 4.38 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 22, 2016)

4.30	Share transfer agreement between Beijing Security and each of Ming Xu and Wei Liu, dated October 13, 2015, with respect to Beijing Antutu (incorporated by reference to Exhibit 4.39 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 22, 2016)

4.31	VIE termination agreement among Beijing Security, Beijing Antutu, Ming Xu and Wei Liu, dated October 13, 2015 (incorporated by reference to Exhibit 4.40 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 22, 2016)

4.32	Supplemental agreements to strategic cooperation agreement between the Registrant and Shenzhen Tencent Computer Systems Company Limited, dated June 30, 2015 and November 5, 2015 (incorporated by reference to Exhibit 4.41 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 22, 2016)

4.33	Strategic cooperation agreement between the Registrant and Shenzhen Tencent Computer Systems Company Limited, dated December 30, 2015 (incorporated by reference to Exhibit 4.42 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 22, 2016)

4.34	Supplemental agreement to strategic cooperation agreement dated December 30, 2015 between the Registrant and Shenzhen Tencent Computer Systems Company Limited, dated November 19, 2016 (incorporated by reference to Exhibit 4.34 to our Annual Report on Form 20-F (file no. 001-36427 filed with the Securities and Exchange Commission on April 26, 2017))

Exhibit Number	Description of Document

4.35	Supplemental agreement to share and asset purchase agreement among the Registrant, Hongkong Zoom Interactive Network Marketing Technology Limited and other parties thereto, dated March 16, 2015 (incorporated by reference to Exhibit 4.43 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 22, 2016)

4.36	Amendment to stock purchase agreement among Hongkong Cheetah Mobile Technology Limited, MobPartner SAS and other parties thereto, dated December 15, 2015 (incorporated by reference to Exhibit 4.44 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 22, 2016)

4.37	Share transfer agreement between Kun Wang and Ming Xu, dated July 3, 2018, with respect to Beijing Network (incorporated by reference to Exhibit 4.37 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 26, 2019)

4.38	Agreement on cancellation of contracts among Beijing Network, Conew Network, Wei Liu, Kun Wang and Ming Xu, dated July 3, 2018 (incorporated by reference to Exhibit 4.38 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 26, 2019)

4.39	Exclusive service agreement between Beijing Network and Conew Network, dated July 3, 2018 (incorporated by reference to Exhibit 4.39 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 26, 2019)

4.40	Exclusive equity option agreement, by and among Beijing Network, Conew Network, Wei Liu and Kun Wang, dated July 3, 2018 (incorporated by reference to Exhibit 4.40 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 26, 2019)

4.41	Proxy agreement and power of attorney, by and among Conew Network, Beijing Network, Wei Liu and Kun Wang, dated July 3, 2018 (incorporated by reference to Exhibit 4.41 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 26, 2019)

4.42	Equity pledge agreement, by and among Conew Network, Beijing Network, Wei Liu and Kun Wang, dated July 3, 2018 (incorporated by reference to Exhibit 4.42 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 26, 2019)

4.43	Spousal consent, signed by Jiayu Li, Kun Wang’s spouse, dated July 3, 2018, with respect to Beijing Network (incorporated by reference to Exhibit 4.43 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 26, 2019)

4.44	Spousal consent, signed by Xinchan Li, Wei Liu’s spouse, dated July 3, 2018, with respect to Beijing Network (incorporated by reference to Exhibit 4.44 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 26, 2019)

4.45	Share transfer agreement between Kun Wang and Ming Xu, dated July 5, 2018, with respect to Beijing Conew (incorporated by reference to Exhibit 4.45 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 26, 2019)

4.46	Agreement on cancellation of contracts among Beijing Conew, Conew Network, Sheng Fu and Ming Xu, dated July 5, 2018 (incorporated by reference to Exhibit 4.46 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 26, 2019)

4.47	Exclusive service agreement between Beijing Conew and Conew Network, dated July 5, 2018 (incorporated by reference to Exhibit 4.47 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 26, 2019)

4.48	Exclusive equity option agreement, by and among Beijing Conew, Conew Network, Sheng Fu and Kun Wang, dated July 5, 2018 (incorporated by reference to Exhibit 4.48 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 26, 2019)

4.49	Proxy agreement and power of attorney, by and among Conew Network, Beijing Conew, Sheng Fu and Kun Wang, dated July 5, 2018 (incorporated by reference to Exhibit 4.49 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 26, 2019)

4.50	Equity pledge agreement, by and among Conew Network, Beijing Conew, Sheng Fu and Kun Wang, dated July 5, 2018 (incorporated by reference to Exhibit 4.50 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 26, 2019)

Exhibit Number	Description of Document

4.51	Spousal consent, signed by Jiayu Li, Kun Wang’s spouse, dated July 5, 2018, with respect to Beijing Conew (incorporated by reference to Exhibit 4.51 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 26, 2019)

4.52	Framework agreement, by and among Conew Network, Beijing Network, our company, Wei Liu and Kun Wang, dated December 20, 2019 (incorporated by reference to Exhibit 4.52 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on May 15, 2020)

4.53	Equity pledge agreement, by and among Conew Network, Beijing Network, Wei Liu and Kun Wang, dated December 20, 2019 (incorporated by reference to Exhibit 4.53 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on May 15, 2020)

4.54	Exclusive equity option agreement, by and among our company, Wei Liu, Kun Wang and Beijing Network, dated December 20, 2019 (incorporated by reference to Exhibit 4.54 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on May 15, 2020)

4.55	Proxy agreement and power of attorney, by and among our company, Beijing Network, Wei Liu and Kun Wang, dated December 20, 2019 (incorporated by reference to Exhibit 4.55 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on May 15, 2020)

4.56	Spousal consent, signed by Xinchan Li, Wei Liu’s spouse, dated December 20, 2019, with respect to Beijing Network (incorporated by reference to Exhibit 4.56 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on May 15, 2020)

4.57	Spousal consent, signed by Jiayu Li, Kun Wang’s spouse, dated December 20, 2019, with respect to Beijing Network (incorporated by reference to Exhibit 4.57 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on May 15, 2020)

4.58	Framework agreement, by and among Conew Network, Beijing Conew, our company, Sheng Fu and Kun Wang, dated December 20, 2019 (incorporated by reference to Exhibit 4.58 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on May 15, 2020)

4.59	Exclusive equity option agreement, by and among our company, Sheng Fu, Kun Wang and Beijing Conew, dated December 20, 2019 (incorporated by reference to Exhibit 4.59 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on May 15, 2020)

4.60	Equity pledge agreement, by and among Conew Network, Beijing Conew, Sheng Fu and Kun Wang, dated December 20, 2019 (incorporated by reference to Exhibit 4.60 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on May 15, 2020)

4.61	Proxy agreement and power of attorney, by and among our company, Beijing Conew, Sheng Fu and Kun Wang, dated December 20, 2019 (incorporated by reference to Exhibit 4.61 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on May 15, 2020)

4.62	Spousal consent, signed by Jiayu Li, Kun Wang’s spouse, dated December 20, 2019, with respect to Beijing Conew (incorporated by reference to Exhibit 4.62 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on May 15, 2020)

4.63	Framework agreement, by and among Beijing Security, Beijing Mobile, our company, Sheng Fu and Weiqin Qiu, dated December 20, 2019 (incorporated by reference to Exhibit 4.63 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on May 15, 2020)

4.64	Exclusive equity option agreement, by and among our company, Sheng Fu, Weiqin Qiu and Beijing Mobile, dated December 20, 2019 (incorporated by reference to Exhibit 4.64 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on May 15, 2020)

Exhibit Number	Description of Document

4.65	Equity pledge agreement, by and among Beijing Security, Beijing Mobile, Sheng Fu and Weiqin Qiu, dated December 20, 2019 (incorporated by reference to Exhibit 4.65 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on May 15, 2020)

4.66	Proxy agreement and power of attorney, by and among our company, Beijing Mobile, Sheng Fu and Weiqin Qiu, dated December 20, 2019 (incorporated by reference to Exhibit 4.66 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on May 15, 2020)

4.67	Asset purchase agreement, by and among our company, AppLovin Corporation and other parties thereto, dated September 21, 2020 (incorporated by reference to Exhibit 4.67 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on May 14, 2021)

8.1*	List of significant subsidiaries and VIEs

11.1	Code of business conduct and ethics (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 22, 2014)

12.1*	Certification by principal executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by principal financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by principal executive officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by principal financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Global Law Office

15.2*	Consent of Ernst & Young Hua Ming LLP

101.INS*	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.
**	Furnished herewith.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Cheetah Mobile Inc.

By:	/s/ Sheng Fu
Name: Sheng Fu
Title: Chief Executive Officer and Director
Date: July 26, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Cheetah Mobile Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Cheetah Mobile Inc. (the Company) as of December 31, 2021 and 2020, the related consolidated statements of comprehensive (loss) income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated July 26, 2022 expressed an adverse opinion thereon.
Adoption of New Accounting Standard
As discussed in Note 2 to the consolidated financial statements, the Company changed its method for accounting for credit losses on financial instruments using the modified retrospective approach in 2020.
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
Critical Audit Matter
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Valuation of an equity investment

Description of the Matter
At December 31, 2021, the Company’s equity investment in Live.me Inc. (“Live.me”) measured at fair value was RMB362.2 million. As discussed in Notes 4 and 20 of the consolidated financial statements, the fair value of Live.me was determined using the discounted cash flow method with significant unobservable inputs.

Auditing the valuation of the equity investment was complex and required subjective auditor judgment due to the highly judgmental nature of determining the appropriate valuation technique and the significant inputs used when measuring the fair value of the equity investment. The significant inputs used to estimate the fair value of the equity investment included sales growth rates, EBIT margin and weighted average costs of capital. These significant inputs are forward-looking and could be materially affected by future economic and market conditions.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s fair value measurement of its equity investment. For example, we tested controls over management’s review of the valuation techniques, and significant inputs described above used in the valuation.

To test the estimated fair value of the equity investment, we performed audit procedures that included, among others, assessing the valuation techniques and testing the significant inputs and the underlying data used by the Company in its cash flow projection. We compared the sales growth rates and EBIT margin used by management to the historical performance of Live.me, current industry and economic trends and other relevant external data. With the assistance of our valuation specialists, we assessed the valuation technique, evaluated the weighted average cost of capital used by management by comparing them with comparable companies, and performed an independent recalculation of the fair value of the equity investment based on management’s significant inputs, and compared them to the Company’s valuation result. We also performed sensitivity analyses of the significant inputs to evaluate the change in the fair value of the equity investment resulting from changes in the significant inputs.

Impairment assessment of an equity investment accounted for using the measurement alternative

Description of the Matter
As described in Notes 4 and 20 to the consolidated financial statements, as of December 31, 2021, the Company’s consolidated equity investments accounted for using the measurement alternative was RMB1,349.3 million. For the year ended December 31, 2021, the Company recognized an impairment loss of RMB283.8 million for an equity investment accounted for using the measurement alternative. The impairment was determined using the discounted cash flow method with significant unobservable inputs. For equity investments accounted for using the measurement alternative, the Company makes a qualitative assessment considering impairment indicators to evaluate whether investments are impaired at each reporting date. If a qualitative assessment indicates that an investment is impaired, the Company estimates the investment’s fair value and recognizes an impairment loss if the fair value is less than the investment’s carrying value.

Auditing the Company’s impairment assessment was challenging and required complex auditor judgment due to the (i) the material weakness in the Company’s controls over the projected financial information used in the impairment assessment that required an increased extent of audit effort; and (ii) the significant judgment involved in management’s assessment of whether indicators of impairment existed, and if so, determining the appropriate valuation technique and the significant inputs used in the projected financial information when measuring the fair value of the equity investment including sales growth rates, EBIT margin and weighted average costs of capital.

How We Addressed the Matter in Our Audit
To test the impairment assessment, we performed audit procedures that included, among others, evaluating management’s assessment as to whether indicators of impairment existed and the investment was impaired by considering the financial condition and operating results of the investees, as well as other relevant market information. To test the estimated fair value of the equity investment, we performed audit procedures that included, among others, assessing the valuation techniques and testing the significant inputs and the underlying data used by the Company in its projected financial information. We compared the sales growth rates and EBIT margin used by management to the actual operating results of the investee, current industry and economic trends and other relevant external data. To respond to the material weakness, we performed incremental audit procedures over the completeness and accuracy of projected financial information used for impairment assessment. With the assistance of our valuation specialists, we assessed the valuation techniques, evaluated the weighted average cost of capital used by management by comparing them with comparable companies, and performed an independent recalculation of the fair value of these equity investments based on management’s significant inputs, and compared them to the Company’s valuation results.

/s/ Ernst & Young Hua Ming LLP
We have served as the Company’s auditor since 2014.
Beijing, The People’s Republic of China
July 26, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Cheetah Mobile Inc.
Opinion on Internal Control Over Financial Reporting
We have audited Cheetah Mobile Inc.’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, Cheetah Mobile Inc. (the Company) has not maintained effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.
A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment. Management has identified a material weakness in the Company’s controls over the projected financial information used in the impairment assessment of an equity investment.
W
e also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2021 and 2020, the related consolidated statements of comprehensive (loss) income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2021, and the related notes. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2021 consolidated financial statements, and this report does not affect our report dated July 26, 2022, which expressed an unqualified opinion thereon
.
Basis for Opinion
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
/s/
Ernst & Young Hua Ming LLP
Beijing, The People’s Republic of China
July 26,
 2022

CHEETAH MOBILE INC.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

		As of December 31
	Notes	2020	2021
		RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents		1,299,658	1,583,926	248,553
Restricted cash		797	781	123
Short-term investments	4	360,803	262,813	41,241
Accounts receivable (net of allowance for credit losses of RMB100,020 and RMB92,695 (US$14,545) as of December 31, 2020 and 2021, respectively)	5	225,586	170,305	26,725
Prepayments and other current assets	6	835,694	479,329	75,217
Due from related parties	14	224,323	101,333	15,901

Total current assets		2,946,861	2,598,487	407,760

Non-current assets

Property and equipment, net	7	101,984	101,794	15,974
Operating lease right-of-use assets	9	17,729	45,181	7,090
Intangible assets, net	8	12,575	10,052	1,577
Long-term investments	4	2,409,726	1,994,397	312,964
Due from related parties	14	3,522	111,335	17,471
Deferred tax assets	13	15,607	14,384	2,257
Other non-current assets		105,479	102,688	16,112

Total non-current assets		2,666,622	2,379,831	373,445

Total assets		5,613,483	4,978,318	781,205

LIABILITIES, NONCONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities
(including current liabilities of the VIEs and VIEs’ subsidiaries without recourse to the Company amounting to RMB140,741 and RMB184,078 (US$28,886) as of December 31, 2020 and 2021, respectively) (Note 1)

Accounts payable		105,832	134,879	21,165
Accrued expenses and other current liabilities	10	1,390,042	1,137,348	178,475
Due to related parties	14	48,938	37,760	5,925
Income tax payable		27,505	43,907	6,890

Total current liabilities		1,572,317	1,353,894	212,455

CHEETAH MOBILE INC.
CONSOLIDATED BALANCE SHEETS (CONTINUED)
AS OF DECEMBER 31, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

		As of December 31
	Notes	2020	2021
		RMB	RMB	US$

Non-current liabilities
(including non-current liabilities of the VIEs and VIEs’ subsidiaries without recourse to the Company amounting to RMB22,141 and RMB7,947(US$1,247) as of December 31, 2020 and 2021, respectively) (Note 1)

Deferred tax liabilities	13	60,502	58,564	9,190
Other non-current liabilities	10	192,272	205,717	32,281

Total non-current liabilities		252,774	264,281	41,471

Total liabilities		1,825,091	1,618,175	253,926

Commitments and contingencies	16
Shareholders’ equity
Class A ordinary shares (par value of US$0.000025 per share; 7,600,000,000 shares authorized; 482,113,756 and 487,234,522 shares issued as of December 31, 2020 and 2021, respectively; 482,113,756 and 487,234,522 shares outstanding as of December 31, 2020 and 2021, respectively)	17	78	79	12
Class B ordinary shares (par value of US$0.000025 per share; 1,400,000,000 shares authorized; 957,465,244 and 957,465,244 shares issued as of December 31, 2020 and 2021, respectively; 945,496,827 and 945,496,827 shares outstanding as of December 31, 2020 and 2021, respectively)	17	156	156	25
Additional paid-in capital		2,726,619	2,685,544	421,420
Retained earnings	17	857,188	505,085	79,259
Accumulated other comprehensive income	17	163,340	88,262	13,850

Total Cheetah Mobile Inc. shareholders’ equity		3,747,381	3,279,126	514,566
Noncontrolling interests		41,011	81,017	12,713

Total shareholders’ equity		3,788,392	3,360,143	527,279

Total liabilities and shareholders’ equity		5,613,483	4,978,318	781,205

The accompanying notes are an integral part of these consolidated financial statements.

CHEETAH MOBILE INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

		For the year ended December 31,
	Notes	2019	2020	2021
		RMB	RMB	RMB	US$
Revenues (a)

Internet business		3,370,811	1,380,906	653,759	102,589
AI and others		216,884	171,739	130,857	20,534

Total Revenues		3,587,695	1,552,645	784,616	123,123
Cost of revenues (a)		(1,241,932)	(475,378)	(257,656)	(40,432)
Gross profit		2,345,763	1,077,267	526,960	82,691
Operating income and expenses (a)
Research and development		(787,329)	(455,179)	(211,594)	(33,204)
Selling and marketing		(1,558,315)	(766,986)	(370,274)	(58,104)
General and administrative		(587,457)	(380,533)	(191,868)	(30,108)
Impairment of goodwill	2	(545,665)	—	—	—
Other operating income (expenses), net		22,091	(5,684)	17,205	2,700

Total operating expenses		(3,456,675)	(1,608,382)	(756,531)	(118,716)

Operating loss		(1,110,912)	(531,115)	(229,571)	(36,025)
Other income (expenses)
Interest income, net		110,010	35,655	25,391	3,984
Foreign exchange gains, net		49	39,393	24,288	3,811
Other income	3/4	887,494	1,081,506	252,998	39,700
Other expense	3/4	(252,328)	(117,192)	(412,677)	(64,758)

(Loss) income before income taxes		(365,687)	508,247	(339,571)	(53,288)

Income tax expenses	13	(7,904)	(97,090)	(13,633)	(2,139)

Net (loss) income		(373,591)	411,157	(353,204)	(55,427)
Less: net loss attributable to noncontrolling interests		(59,614)	(5,575)	(2,078)	(326)
Net (loss) income attributable to Cheetah Mobile Inc.		(313,977)	416,732	(351,126)	(55,101)

(Loss) earnings per share	18
Basic		(0.2514)	0.2895	(0.2469)	(0.0388)
Diluted		(0.2514)	0.2857	(0.2469)	(0.0388)
(Loss) earnings per ADS (1 ADS represent 10 Class A ordinary share)	18
Basic		(2.5140)	2.8953	(2.4694)	(0.3875)
Diluted		(2.5140)	2.8575	(2.4694)	(0.3875)
Weighted average number of shares used in computation of ordinary shares:
Basic		1,369,041,418	1,402,509,386	1,430,052,602	1,430,052,602
Diluted		1,369,041,418	1,421,067,906	1,430,052,602	1,430,052,602

CHEETAH MOBILE INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

		For the year ended December 31,
	Notes	2019	2020	2021
		RMB	RMB	RMB	US$
Other comprehensive income (loss), net of tax of nil	17
Foreign currency translation adjustments		77,097	(167,476)	(75,536)	(11,853)
Unrealized gains (losses) on available-for-sale securities, net		10,913	(7,251)	—	—

Other comprehensive income (loss)		88,010	(174,727)	(75,536)	(11,853)

Total comprehensive (loss) income		(285,581)	236,430	(428,740)	(67,280)
Less: total comprehensive (loss) income attributable to noncontrolling interests		(60,073)	(5,869)	(2,536)	(398)
Total comprehensive (loss) income attributable to Cheetah Mobile Inc.		(225,508)	242,299	(426,204)	(66,882)

Note:
(a)	The amount of transactions with related parties recorded in revenues, cost of revenues and operating expenses are as follows:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Revenues	216,829	112,706	70,444	11,054
Cost of revenues	(113,937)	(101,250)	(61,429)	(9,640)
Research and development	(14,775)	(12,173)	(2,557)	(401)
Selling and marketing	(7,871)	(993)	(1,178)	(185)
General and administrative	(5,148)	(4,403)	(5,303)	(832)
Details of the related party transactions are set out in Note 14(b) to the consolidated financial statements.
The accompanying notes are an integral part of these consolidated financial statements.

CHEETAH MOBILE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

	For the year ended December 31
	2019	2020	2021
	RMB	RMB	RMB	US$
Cash flows from operating activities
Net (loss) income	(373,591)	411,157	(353,204)	(55,427)
Adjustments to reconcile net (loss) income to net cash from operating activities
Depreciation of property and equipment	37,382	52,137	45,751	7,179
Amortization of intangible assets	28,086	16,409	5,071	796
Non-cash operating lease expense	66,609	44,086	18,533	2,908
Provision for credit losses	68,515	10,607	13,688	2,148
Impairment of assets	833,805	150,381	394,979	61,980
Foreign currency exchange losses (gains)	2,074	(40,361)	(29,799)	(4,676)
Losses on disposal of property and equipment and intangible assets	146	3,422	447	70
(Gains) losses on disposal/deemed disposal of businesses and subsidiaries/VIEs	(840,589)	(394,225)	2,487	390
Gains on disposal of investments	—	(507,346)	(92,143)	(14,459)
Changes in fair value of financial assets	35,435	(127,739)	(90,606)	(14,218)
Share of (income) losses from equity method investments	(7,594)	5,231	(60,992)	(9,571)
Deferred income tax expenses (benefits)	5,981	(9,628)	920	144
Share-based compensation expenses	127,440	80,982	7,150	1,122
Changes in operating assets and liabilities
Accounts receivable	163,370	179,223	56,990	8,943
Prepayments and other current assets	(198,076)	(87,319)	315,614	49,530
Due from related parties	(33,156)	(49,380)	68,753	10,789
Other non-current assets	(83,138)	18,103	979	154
Accounts payable	(14,468)	104,725	31,272	4,907
Accrued expenses and other current liabilities	3,400	63,046	(201,293)	(31,587)
Operating lease liabilities	(71,266)	(35,532)	(37,770)	(5,927)
Due to related parties	59,913	(24,650)	(10,518)	(1,651)
Income tax payable	(53,121)	(32,437)	17,954	2,817
Other non-current liabilities	3,299	122,976	(1,452)	(228)

Net cash (used in) provided by operating activities	(239,544)	(46,132)	102,811	16,133

Cash flows from investing activities
Purchases of property, plant and equipment and intangible assets	(102,173)	(59,269)	(46,818)	(7,346)
Purchase of long-term investments	(493,665)	(185,924)	(9,500)	(1,490)
Purchase of short-term investments	(3,510,481)	(1,375,485)	(3,630,357)	(569,684)
Proceeds from maturity of short-term investments	3,266,900	2,327,147	3,726,028	584,695
Acquisition of business, net of cash acquired	(28,443)	—	—	—
(Cash-out) proceeds from disposal of businesses and subsidiaries/VIE’s subsidiaries, net of cash acquired (disposed)	(233,446)	159,817	45,043	7,068
Proceeds from disposal of property and equipment and intangible assets	1,936	2,715	199	31

CHEETAH MOBILE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

	For the year ended December 31
	2019	2020	2021
	RMB	RMB	RMB	US$
Proceeds from disposal of long-term investments	—	1,021,746	188,193	29,532
Loans to related parties	(173,703)	(15,012)	(100,000)	(15,692)
Loans to third parties	(24,013)	(6,810)	(600)	(94)
Repayment of loans from related parties	186,862	7,608	38,848	6,096
Repayment of loans from third parties	25,000	3,830	9,800	1,538

Net cash (used in) provided by investing activities	(1,085,226)	1,880,363	220,836	34,654

Cash flows from financing activities
Proceeds for bank loans	—	70,119	—	—
Repayment for bank loans	—	(65,423)	—	—
Proceeds and advance from share-based awards	17,000	2,511	—	—
Share repurchase	(175)	—	—	—
Purchase of shares from noncontrolling shareholders	—	—	(4,620)	(725)
Payment of dividends to noncontrolling shareholders	(1,298)	(22,089)	(5,020)	(788)
Payment of dividends to Cheetah Mobile Inc. shareholders	(500,597)	(1,435,775)	—	—

Net cash used in financing activities	(485,070)	(1,450,657)	(9,640)	(1,513)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	5,506	(68,761)	(29,755)	(4,669)

Net (decrease) increase in cash and cash equivalents and restricted cash	(1,804,334)	314,813	284,252	44,605

Cash and cash equivalents and restricted cash at beginning of year	2,789,976	985,642	1,300,455	204,070

Cash and cash equivalents and restricted cash at end of year	985,642	1,300,455	1,584,707	248,675

Supplemental disclosures
Cash payments for income taxes	(45,753)	(9,016)	(5,974)	(938)
Cash payments for interest expenses	—	(223)	(8)	(1)
Cash payments for operating leases	(70,284)	(45,342)	(37,448)	(5,876)
Right-of-use assets obtained (released) in exchange for operating lease liabilities	24,079	(113,978)	52,338	8,213
Non-cash investing and financing activities:
Acquisition of property and equipment and intangible assets included in accrued expenses and other current liabilities	7,087	4,547	3,917	615
Disposal of investment, businesses and subsidiaries included in prepayments and other current assets	—	32,606	57,611	9,040
Disposal of investment, businesses and subsidiaries included in related parties	—	23,418	—	—
The accompanying notes are an integral part of these consolidated financial statements.

CHEETAH MOBILE INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

	Number of Class A Ordinary Shares	Class A Ordinary Shares	Number of Class B Ordinary Shares	Class B Ordinary Shares	Additional paid-in capital	Treasury stock	Accumulated other comprehensive income (loss)	Retained earnings	Total Cheetah Mobile Inc. shareholder’s equity	Noncontrolling interests	Total equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2019	464,526,067	74	946,017,565	156	2,742,893	(221,932)	249,304	2,705,970	5,476,465	118,083	5,594,548
Net loss	—	—	—	—	—	—	—	(313,977)	(313,977)	(59,614)	(373,591)
Share-based compensation	—	—	—	—	126,451	—	—	—	126,451	1,560	128,011
Exercise and vesting of share-based awards	12,731,989	2	—	—	6,078	—	—	—	6,080	—	6,080
Other comprehensive income (loss)	—	—	—	—	—	—	88,469	—	88,469	(459)	88,010
Accretion of redeemable noncontrolling interests	—	—	—	—	—	—	—	(29,865)	(29,865)	(1,797)	(31,662)
Capital contribution from noncontrolling shareholders	—	—	—	—	—	—	—	—	—	4,933	4,933
Disposal of a subsidiary	—	—	—	—	—	—	—	82,946	82,946	5,967	88,913
Cancelation of treasury stock	(45,273,040)	(7)	—	—	(221,925)	221,932	—	—	—	—	—
Dividends declared on share awards of consolidated subsidiaries	—	—	—	—	—	—	—	(1,301)	(1,301)	—	(1,301)
Dividends declared by the Company to Cheetah Mobile Inc. shareholders	—	—	—	—	—	—	—	(498,635)	(498,635)	—	(498,635)
Change in equity interest of a subsidiary	—	—	—	—	(4,155)	—	—	(200)	(4,355)	(6,404)	(10,759)

Balance at December 31, 2019	431,985,016	69	946,017,565	156	2,649,342	—	337,773	1,944,938	4,932,278	62,269	4,994,547

CHEETAH MOBILE INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

	Number of Class A Ordinary Shares	Class A Ordinary Shares	Number of Class B Ordinary Shares	Class B Ordinary Shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Total Cheetah Mobile Inc. shareholder’s equity	Noncontrolling interests	Total equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Net income (loss)		—	—	—	—	—	416,732	416,732	(5,575)	411,157
Adoption of ASC 326	—	—	—	—	—	—	(40,874)	(40,874)	—	(40,874)
Cancellation of Class B ordinary shares	—	—	(15)	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	63,173	—	17,293	80,466	508	80,974
Conversion of Class B ordinary shares to Class A ordinary shares by shareholders	520,723	—	(520,723)	—	—	—	—	—	—	—
Exercise and vesting of share-based awards	49,608,017	9	—	—	14,104	—	—	14,113	—	14,113
Other comprehensive loss	—	—	—	—	—	(174,433)	—	(174,433)	(294)	(174,727)
Disposal of subsidiaries	—	—	—	—	—	—	—	—	(15,897)	(15,897)
Dividends declared on share awards of consolidated subsidiaries	—	—	—	—	—	—	(27,296)	(27,296)	—	(27,296)
Dividends declared by the Company to Cheetah Mobil e Inc. shareholders	—	—	—	—	—	—	(1,453,605)	(1,453,605)	—	(1,453,605)

Balance at December 31, 2020	482,113,756	78	945,496,827	156	2,726,619	163,340	857,188	3,747,381	41,011	3,788,392

CHEETAH MOBILE INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

	Number of Class A Ordinary Shares	Class A Ordinary Shares	Number of Class B Ordinary Shares	Class B Ordinary Shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Total Cheetah Mobile Inc. shareholder’s equity	Noncontrolling interests	Total equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Net ( loss ) income	—	—	—	—	—	—	(351,126)	(351,126)	(2,078)	(353,204)

Share-based compensation	—	—	—	—	6,248	—	—	6,248	—	6,248
Exercise and vesting of share-based awards, including subsidiaries’ awards	5,120,766	1	—	—	(46,432)	—	—	(46,431)	46,431	—
Other comprehensive loss	—	—	—	—	—	(75,078)	—	(75,078)	(458)	(75,536)
Disposal of a subsidiary	—	—	—	—	—	—	130	130	—	130
Dividends declared on share awards of consolidated subsidiaries	—	—	—	—	—	—	(1,107)	(1,107)	(1,887)	(2,994)
Change in equity interest of consolidated subsidiaries	—	—	—	—	(891)	—	—	(891)	(2,002)	(2,893)

Balance at December 31, 2021	487,234,522	79	945,496,827	156	2,685,544	88,262	505,085	3,279,126	81,017	3,360,143

Balance at December 31, 2021 in US$	487,234,522	12	945,496,827	25	421,420	13,850	79,259	514,566	12,713	527,279

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES
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
Details of the Company’s principal subsidiaries and VIEs as of December 31, 2021 are as follows:

Company	Date of incorporation/ registration	Place of incorporation/ registration	Percentage of ownership (i)	Principal activities
Principal subsidiaries of the Company:
Cheetah Technology Corporation Limited (“Cheetah Technology”)	August 26, 2009	Hong Kong	100%	Investment holding, provision of internet products and related services
Beijing Kingsoft Internet Security Software Co., Ltd. (“Beijing Security”)	November 30, 2009	The PRC	100%	Provision of internet products and related services, sale of AI products
Conew Network Technology (Beijing) Co., Ltd. (“Conew Network”)	March 19, 2009	The PRC	100%	Provision of internet products and related services
Hongkong Zoom Interactive Network Marketing Technology Limited (“HK Zoom”)	July 4, 2014	Hong Kong	100%	Provision of AI and other services

Cheetah Information Technology Company Limited (“Cheetah Information”)	March 9, 2015	Hong Kong	100%	Investment holding

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Company	Date of incorporation/ registration	Place of incorporation/ registration	Percentage of ownership (i)	Principal activities
Principal subsidiaries of the Company (continued):
Cheetah Mobile Singapore Pte. Ltd. (“Cheetah Mobile Singapore”)	May 27, 2015	Singapore	100%	Provision of internet products and related services
Cheetah Mobile Hong Kong Limited (“Cheetah Mobile Hong Kong”)	February 24, 2016	Hong Kong	100%	Investment holding
Multicloud Limited	July 20, 2017	Hong Kong	100%	Provision of internet products and related services
Beijing Kingsoft Cheetah Technology Co., Ltd.	April 30, 2015	The PRC	100%	Provision of internet products and related services
Jingdezhen Jibao Information Service Co., Ltd.	August 10, 2017	The PRC	100%	Provision of internet products and related services, sale of AI products
Japan Kingsoft Inc. (“Kingsoft Japan”)	March 9, 2005	Japan	41.9%	Provision of internet products and related services
Zhuhai Baoqu Technology Co., Ltd.	July 18, 2018	The PRC	75.0%	Provision of internet products and related services

VIEs:
Beijing Conew Technology Development Co., Ltd. (“Beijing Conew”)	December 22, 2005	The PRC	Nil	Dormant
Beijing Cheetah Mobile Technology Co., Ltd. (“Beijing Mobile”)	April 15, 2009	The PRC	Nil	Provision of internet products and related services
Beijing Cheetah Network Technology Co., Ltd. (“Beijing Network”)	July 18, 2012	The PRC	Nil	Provision of internet products and related services

(i)	Percentage of ownership is calculated on fully diluted basis.
VIE arrangements
Before December 2019, in order to comply with the PRC laws and regulations which prohibit foreign control of companies involved in internet value-added business, the Group operates its website and conducts substantially the majority of its internet value-added services in the PRC through Beijing Mobile, Beijing Network, and Beijing Conew and other VIEs (collectively referred to as the “VIEs”) and its wholly-owned subsidiaries. Except for Beijing Conew, the registered capital of the VIEs was funded by Beijing Security and Conew Network (each or collectively referred to as the “Former Primary Beneficiaries”) through loans extended to the VIEs’ shareholders (the “Nominee Shareholders”), Sheng Fu, who is the Company’s director, as well as Ms. Weiqin Qiu, Kun Wang and Wei Liu. The effective control of the VIEs is held by the Former Primary Beneficiaries, through a series of contractual agreements (the “Contractual Agreements”). As a result of the Contractual Agreements, the Former Primary Beneficiaries have the power to direct the activity that most significantly impacts the economic performance of the VIEs and receive the economic benefits of the VIEs.

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

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
Loan agreements
Pursuant to the loan agreements among the Former Primary Beneficiary, the Nominee Shareholders and the VIE, the Former Primary Beneficiary granted loans to the Nominee Shareholders for their sole purpose of contributing to the registered capital of the VIE or in certain cases directly to the VIE under the VIE arrangements. As of December 31, 2021, the aggregate amount of these loans was RMB16,800 (US$2,636). At the option of the Former Primary Beneficiary, repayment may be requested at any time, which may be in the form of transferring the VIE’s equity interest to the Former Primary Beneficiary or its designees. The Nominee Shareholders may offer to repay part or the entire loans at any time, to the extent permitted by PRC laws, in the form of transferring the VIE’s equity interest to the Former Primary Beneficiary or its designees.
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

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

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

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

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
Thus, Beijing Security and Conew Network are considered as the Former primary beneficiaries of the VIEs. As a result of the above, the Company, through the Former Primary Beneficiaries, consolidate the VIEs in accordance with SEC Regulation
S-X
3A-02
and Accounting Standards Codification (“ASC”) 810,
Consolidation
(“ASC 810”).

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

In December 2019, the following two agreements included in the Contractual Agreements for certain VIEs, including Beijing Conew, Beijing Mobile and Beijing Network, were amended and replaced to mainly include the following terms:

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
As a result, the power and the rights pursuant to the Proxy Agreements and Power of Attorney have since been effectively reassigned from the Former Primary Beneficiaries to the Company which has the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance. The Company is also obligated to absorb the expected losses of the VIE through the financial support as described above. Therefore, the Company has replaced the Former Primary Beneficiaries as the primary beneficiary of the VIEs, including but not limited to Beijing Conew, Beijing Mobile and Beijing Network since December 2019. As the VIEs were subject to indirect control by the Company through its PRC subsidiaries immediately before and direct control immediately after the Contractual Agreements were amended, the change of the primary beneficiary of the VIEs was accounted for as a common control transaction based on the carrying amount of the net assets transferred. Contractual Agreements for the VIEs effective since December, 2019 are substantially similar, including Exclusive equity option agreements and Proxy agreements and power of attorney with the Company and other agreements, including Exclusive technology development, support, and consulting agreements, Equity pledge agreements, Business operation agreements, with the Company’s subsidiary(ies).
The Company, in consultation with its PRC legal counsel, believes that (i) the ownership structure of the Group, including its subsidiaries in the PRC and VIEs does not result in any violation of all existing PRC laws and regulations; (ii) each of the Contractual Agreements amongst the primary beneficiary, the VIEs and the Nominee Shareholders of the VIEs governed by PRC laws, are legal, valid and binding, enforceable against such parties, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) each of the Company’s PRC subsidiaries, VIEs and subsidiary of VIEs have the necessary corporate power and authority to conduct its business as described in its business scope under its business license, which is in full force and effect, and does not violate the articles of association.

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

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

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

The assets and liabilities of the VIEs and subsidiaries of VIEs are as follows:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Cash and cash equivalents	28,060	37,496	5,884
Restricted cash	144	144	23
Short-term investments	15	120,197	18,862
Accounts receivable, net	19,449	12,462	1,956
Prepayments and other current assets	72,422	21,906	3,438
Due from related parties (i)	744,930	761,270	119,460

Total current assets	865,020	953,475	149,623

Property and equipment, net	2,616	25,515	4,004
Operating lease right-of-use assets	20	3,529	554
Intangible assets, net	3,000	5,097	800
Long-term investments	296,801	272,169	42,709
Other non-current assets	667	45,990	7,217
Deferred tax assets	17,124	1,180	185

Total non-current assets	320,228	353,480	55,469

Total assets	1,185,248	1,306,955	205,092

Accounts payable	8,536	7,205	1,131
Accrued expenses and other current liabilities	110,065	147,097	23,083
Due to related parties (i)	948,241	1,053,536	165,323
Income tax payable	1,791	751	118

Total current liabilities	1,068,633	1,208,589	189,655

Deferred tax liabilities	16,913	—	—
Other non-current liabilities	5,228	7,947	1,247

Total non-current liabilities	22,141	7,947	1,247

Total liabilities	1,090,774	1,216,536	190,902

(i)
The balances due from and due to related parties of the VIEs and subsidiaries of VIEs mainly represented amounts due from subsidiaries of the Group. As of December 31, 2020, and 2021, amounts due from subsidiaries of the Group were RMB684,257 and RMB706,646 (US$110,888), respectively, while amounts due to subsidiaries of the Group were RMB927,892 and RMB1,024,511 (US$160,768), respectively, which were eliminated upon consolidation by the Company.

The carrying amounts of the assets, liabilities and the results of operations of the VIEs and their subsidiaries are presented in aggregate due to the similarity of the purpose and design of the VIEs and their subsidiaries, the nature of the assets in these VIEs and their subsidiaries and the type of the involvement of the Company in these VIEs and their subsidiaries.

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

The financial performance and cash flows of the VIEs and subsidiaries of VIEs are as follows:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Revenues	586,404	659,626	320,942	50,363
Cost of revenues	335,912	194,103	205,955	32,319
Net loss	(88,559)	(8,825)	(8,489)	(1,332)
Net cash provided by (used in) operating activities	62,401	(36,196)	209,357	32,853
Net cash (used in) provided by investing activities	(69,386)	21,168	(255,027)	(40,019)
Net cash provided by financing activities	—	—	91,093	14,294
Effect of exchange rate changes on cash, cash equivalents and restricted cash	121	(53)	(35,987)	(5,647)
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
As of December 31, 2021, there was no pledge or collateralization of the VIEs’ and their subsidiaries’ assets that can only be used to settle the obligations of the VIEs and their subsidiaries, other than aforementioned pledges in the equity pledge agreements and restricted cash. The creditors of the VIEs and subsidiaries of VIEs have no recourse to the general credit of the Company.

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
Comparative information
Certain items in prior years’ consolidated financial statements have been reclassified to conform to the current year’s presentation to facilitate comparison.

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Use of estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Management evaluates estimates, including those related to the standalone selling prices of performance obligation of revenue contracts, the allowance for credit losses, weighted average unit price of virtual currencies of LiveMe, the average paying user lives of online games, the purchase price allocation with respect to business combinations, useful lives of long-lived assets and intangible assets, impairment of long-lived assets, impairment of investments, net realizable value of inventories, impairment of goodwill, valuation allowance for deferred tax assets, uncertain tax positions, share-based compensation, fair values of investments, and loss contingencies, among others.
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
Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included as a component of “Foreign exchange gains, net” in the consolidated statements of comprehensive (loss) income.
Convenience translation
Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.3726 to US$1.00 on December 30, 2021 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.
Business combinations and noncontrolling interests
Except for business combination under common control, the Group accounts for its business combinations using the purchase method of accounting in accordance with ASC 805,
Business Combinations
. The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets, and liabilities the Group acquired, based on their estimated fair values. The consideration transferred of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings. During the measurement period, which can be up to one year from the acquisition date, the Group may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded in the consolidated statements of comprehensive (loss) income.

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

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
For the Company’s majority-owned subsidiaries and VIEs, a noncontrolling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Company. Consolidated net (loss) income on the consolidated statements of comprehensive (loss) income includes the net (loss) income attributable to noncontrolling interests. The cumulative results of operations attributable to noncontrolling interests are recorded as noncontrolling interests in the Group’s consolidated balance sheets.
Cash and cash equivalents
Cash consists of cash on hand and bank deposits, which are unrestricted to withdrawal and use. All highly liquid investments with original stated maturity of three months or less are classified as cash equivalents and are stated at cost which approximates their fair value.
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

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Upon adoption of ASC 326 on January 1, 2020, the Group maintains an allowance for credit losses in accordance with ASC 326 and records the allowance for credit losses as an offset to accounts receivable, and the estimated credit losses charged to the allowance is classified as “General and administrative” in the consolidated statements of comprehensive (loss) income. The Group assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist, primarily based on similar business line, service or product offerings and on an individual basis when the Group identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Group considers historical collectability based on past due status, the age of the accounts receivable balances, credit quality of the Group’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Group’s ability to collect from customers. Bad debts are written off as incurred. The Group generally does not require collateral from its customers.
Inventories
Inventories, consisting of products available for sale, are stated at the lower of cost and net realizable value, and are recorded in “Prepayments and other current assets”. Cost of inventories is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventories to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. Write downs of inventories are recorded in cost of revenues in the consolidated statements of comprehensive (loss) income.
Investments
Short-term investments
Investments with original maturities of greater than three months, but less than 12 months, are classified as short-term investments. Investments that are expected to be realized in cash during the next 12 months are also included in short-term investments.

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Investment in debt securities
The Group accounts for its investments in debt securities in accordance with ASC
320-10,
Investments-Debt Securities: Overall
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
The debt securities that the Group has positive intent and ability to hold to maturity are classified as held-to-maturity
securities and stated at amortized cost. Prior to the adoption of ASC 326, for individual securities classified as held-to-maturity
securities, the Group evaluates whether a decline in fair value below the amortized cost basis is other-than-temporary in accordance with the Group’s policy and ASC
320-10.
When the Group intends to sell an impaired debt security or it is more likely than not that it will be required to sell prior to recovery of its amortized cost basis, an other- than-temporary impairment is deemed to have occurred. In these instances, the other-than-temporary impairment loss is recognized in earnings equal to the entire excess of the debt security’s amortized cost basis over its fair value at the balance sheet date of the reporting period for which the assessment is made. When the Group does not intend to sell an impaired debt security and it is more-likely-than-not
that it will not be required to sell prior to recovery of its amortized cost basis, the Group must determine whether or not it will recover its amortized cost basis. If the Group concludes that it will not, an other-than-temporary impairment exists and that portion of the credit loss is recognized in earnings, while the portion of loss related to all other factors is recognized in other comprehensive income (loss).
Upon the adoption of ASC 326 on January 1, 2020, the allowance for credit losses of the held-to-maturity
debt securities reflects the Group’s estimated expected losses over the contractual lives of the held-to-maturity
debt securities and is charged to “Other expense” in the consolidated statements of comprehensive (loss) income. Estimated allowances for credit losses are determined by considering reasonable and supportable forecasts of future economic conditions in addition to information about past events and current conditions.
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
825-10,
Financial Instruments: Fair Value Option
(“ASC 825”). The Group applies the equity method of accounting that is consistent with ASC
323-10
in limited partnership in which the Group holds a three percent or greater interest. Where the equity method is used, the Group initially records its investment at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is accounted for as if the investee were a consolidated subsidiary. The Group subsequently adjusts the carrying amount of the investment to recognize the Group’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Group evaluates the equity method investments for impairment under ASC
323-10.
An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.
The Group has elected the fair value option when it initially recognizes an equity method investment as the Group determined the fair value of this investment better represents the value of the underlying assets. Such election is irrevocable and can be applied to financial assets on an individual basis at initial recognition. Any changes in fair value are recognized in earnings in the consolidated statements of comprehensive (loss) income.

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

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
In January 2020, the FASB issued ASU
No. 2020-01,
Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)—Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (a consensus of the Emerging Issues Task Force). The amendments in this update clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. The Group adopted the ASU on January 1, 2021, which did not have a material impact on the consolidated financial statements.
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
The Group, with the assistance of an independent third-party valuation firm, determined the estimated fair value of its equity investments using the alternative measurement based on observable price changes and equity method investment with fair value option elected. For business disposed during the year, the Group measured fair value upon deconsolidation using the discounted cash flow approach. The Group also, with the assistance of an independent third-party valuation firm, determined the fair value of long-term investments, including equity investments using the alternative measurement, equity method investments and long-term debt securities upon impairment occurrence.

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

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
Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterment that extends the useful lives of plant and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the assets and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive (loss) income.
All direct and indirect costs that are related to the construction of fixed assets and incurred before the assets are ready for their intended use are capitalized as construction in progress. Construction in progress is transferred to specific fixed assets items and depreciation of these assets commences when they are ready for their intended use.
Goodwill
The Group assesses goodwill for impairment in accordance with ASC 350,
Intangibles-Goodwill and Other: Goodwill
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

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

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
If an intangible asset is determined to have an indefinite life, it should not be amortized until its useful life is determined to be no longer indefinite. As of December 31, 2020 and 2021, the Group did not have any intangible assets with an indefinite life.
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

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

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
The following table presents the Company’s revenues disaggregated by revenue source:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Revenues:
Internet business
Online advertising	2,074,256	855,430	354,604	55,645
Internet value-added services	1,296,555	525,476	299,155	46,944
AI and others
Advertising agency services(i)	73,762	84,993	61,588	9,665
Multi-cloud Management Services	—	3,501	41,443	6,503
Technical consulting and other services	58,607	35,504	17,236	2,704
Sale of AI hardware products	84,515	47,741	10,590	1,662

Total consolidated revenues	3,587,695	1,552,645	784,616	123,123

(i)
As disclosed under Segment reporting, the Group realigned its segments as CODM changed how it manages and assesses the Group’s segment performance. business. As such, the Group has retrospectively revised disaggregated revenue disclosure accordingly. Please refer to Note 2 Segment reporting for more information.

(1) Internet business
Online advertising
Online advertising revenue is primarily derived from displaying advertising customer’s advertisements on the Group’s online platforms including duba.com and other websites, browsers, PC and mobile applications, and to a lesser extent, on third-party advertising publishers’ websites or mobile applications. The Group has three general pricing models for its advertising products: cost over a time period, cost for performance basis and cost per impression basis. For advertising contracts over a time period, the Group generally recognizes revenue ratably over time, because the customer simultaneously receives and consumes the benefits as the Group performs throughout a fixed contract term. For contracts that are charged on the cost for performance basis, the Group charges an agreed-upon fee to its customers determined based on the effectiveness of advertising links, which is typically measured by clicks, transactions, installations, user registrations, and other actions originating from the Group’s online platforms. Revenue is recognized at a point in time when there is an effective click, transaction, installations, user registrations, and other actions originating from the Group’s online platforms. For contracts that are charged on the cost per impression basis, the Group recognizes the revenue at a point in time when the impressions are delivered. For online advertising services arrangement involving third-party advertising publishers’ websites or mobile publications, the Group recognizes gross revenue the amount of fees received or receivable from customers as the Group has control over the advertising services before they are transferred to the customer, and therefore, the Group is not arranging for the advertising services to be provided by third parties on their internet properties. Revenue for online advertising services involving third-party advertising publishers’ websites or mobile publications is recognized at a point in time when all the revenue recognition criteria are met. Payments made to the third-party advertising publishers or content providers are included in cost of revenues.

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Internet value-added services
The Group generates value-added services revenue principally from fee-based services, mainly including VIP membership, software subscription, game-related and live streaming services.
VIP membership and software subscription.
The Group provides non-cancellable VIP membership services and hosted software subscription services to individual and enterprise customers, which can obtain the access to the related services over a fixed period of time at a fixed price as specified in the contract. Our VIP membership services are provided to customers with various privileges, which primarily include access to advertising-free and value-added services such as file and data recovery, malicious pop-up interception, PDF converting etc. The Group also provides various software such as anti-virus, security protection, immediate communication and etc. to individual and enterprise customers. The software license and the when-and-if-available updates are accounted for as a single performance obligation as the license and the updates are inputs to a combined items in the contract. The VIP membership services and software subscription services are primarily sold in short term period, typically, no more than 12 months. Certain services have contracts with no fixed duration. For these indefinite term subscriptions, the Group estimated the expected contract period based on historical usage pattern and recognizes related revenue over the expected contract period. Upfront payment is generally required and upon the receipt of membership fees and software subscription fees, the Group recognizes the excess of payment received as compared to the recognized revenue as deferred revenue in “Accrued expenses and other liabilities” and revenue is recognized ratably over the membership period or the subscription period as services are rendered.
Game-related services.
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
Live streaming services.
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

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

(2) AI and others
Advertising agency services
The Group provides advertising agency services by arranging advertisers to purchase various advertisement products from certain online networks. The Group receives from the online network performance-based commissions, which are determined based on a pre-specified
percentage of the payment by the advertisers for the online network’s various advertisement products. The Group acts as an agent to arrange for the advertising services to be provided by third parties on their internet properties and incentives provided to the end customers are typically market-wide promotions that result in lower fee earned by the Group, and therefore are recorded as a reduction of revenue at the date the Group records the corresponding revenue transaction. Revenue from advertising agency services is recognized on a net basis at a point in time when the advertisement products are delivered by the online networks. The revenue is estimated by the Group based on the real-time advertising performance results provided by the online networks and the commission rates pre-determined
in contracts signed with relevant online networks. There was no significant difference between the Group’s estimates and the subsequent periodic invoices provided by the online network for all the periods presented. Receivables from advertising agency services were included in other receivables from advertisers in “Prepayments and other current assets” and payable to online networks were included in payable to online advertising platforms as agency in “Accrued expenses and other current liabilities” on the consolidated balance sheets.
Multi-Cloud Management services
The Group provides multi-cloud management services through cloud management platform. The nature of the Group’s performance obligation is a single performance obligation to stand ready to provide integrated technical cloud-based solution or sale cloud resources to customers. Revenue is recognized over time when related solutions or resources are provided to customers. The Group evaluates whether it is appropriate to record the revenue on gross or net basis based on whether it acts as a principal or as an agent. This determination is reviewed for each specified service provided to the customer and may involve significant judgment. In certain cases, the Group concludes that it controls the solutions and resources before they are transferred to end customers, as the Group integrates the cloud resources with its technical expertise to provide ongoing customized cloud-based solutions, is primarily responsible for the fulfillment, and has inventory risk before the specified solutions and resources have been transferred to the customers and revenue is recognized on a gross basis. In other cases, the Group acts as a reseller of cloud resources and during which the Group acts as an agent to arrange for the resources to be provided by third parties and revenue is recognized on a net basis.
Sale of AI hardware products, technical consulting service and others
The Group recognizes revenue generally at a point in time for the sale of AI hardware products when the products are delivered to customers. Technical consulting services are recognized over time because the customer simultaneously receives and consumes the benefits as the Group performs throughout a fixed term.
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

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Deferred revenue
The Group recognizes a contract liability in the consolidated balance sheets for the contracts where the Group received the payments but have not satisfied the related performance obligation. Contract liabilities were mainly related to advance from customers in online advertising services and internet value-added services to be provided over a period of time and purchase of virtual currencies from users in mobile game and live broadcast application, which were included in “Accrued expenses and other liabilities”. Balances of contract liabilities were
RMB112,016 and RMB164,749 (US$25,853) as of December 31, 2020 and December 31, 2021, respectively. The increase in deferred revenue as compared to the year ended December 31, 2020 is a result of the increase in fees received from membership services. Revenue recognized that was included in deferred revenue balance at the beginning of year were RMB84,703, RMB94,056 and RMB74,996 (US$11,769) for the years ended December 31, 2019, 2020 and 2021, respectively.
Cost of revenues
Cost of revenues primarily consists of traffic acquisition cost, bandwidth and cloud service costs, content and channel costs, royalty fees, salaries and benefits, share-based compensation expenses, depreciation of equipment, amortization of intangible assets and cost of products sold.
Selling and marketing expenses
Selling and marketing expenses consist primarily of advertising and promotional expenses, staff costs, share-based compensation expenses and other related incidental expenses that are incurred directly to attract or retain users and customers for the Group’s websites, applications, software
,
 online platforms and products. Advertising and promotional expenses are expensed when incurred. For the years ended December 31, 2019, 2020 and 2021, advertising and promotional expenses were RMB1,305,720, RMB550,566 and RMB242,354 (US$38,031), respectively.

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Research and development expenses
Research and development consist primarily of employee costs and rental expenses related to personnel involved in the development and enhancement of the Group’s service offerings on its websites, PC software, mobile applications and products and amortization of intangible assets used in research and development. The Group expenses these costs as incurred, unless such costs qualify for capitalization as software development costs, including (i) preliminary project is completed, (ii) management has committed to funding the project and it is probable that the project will be completed and the software will be used to perform the function intended, and (iii) they result in significant additional functionality in the Group’s products. Capitalized software development costs were not material for all periods presented.
Government subsidies
Government subsidies primarily consist of financial subsidies received from provincial and local governments, for operating a business in their jurisdictions or conducting research and development projects pursuant to specific policies promoted by the local governments. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. For the government subsidies with non-operating
feature and with no further conditions to be met, the amounts are recorded in “Other income” when received; for the government subsidies with operating feature and with no further conditions or specific use requirements to be met, the amount are recorded in “Other operating income” when received; and for the government subsidies related to research and development projects, the amounts are recorded in others in “Accrued expenses and other liabilities” when received and will be offset against “Research and development” expenses over the project period when no further conditions are to be met.
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
The Group adopted ASC 842 on January 1, 2019 using the modified retrospective method and did not restate the comparable periods. The Group elected the package of practical expedients, which allow the Group to carry forward the historical lease classification, not to reassess whether a contract is or contains a lease and initial direct costs for any leases that exist prior to adoption of the new standard. The Group also elected the practical expedient not to separate lease and non-lease
components for certain classes of underlying assets and the short-term lease exemption for contracts with lease terms of 12 months or less.
The Group determines if an arrangement is a lease or contains a lease at lease inception. For operating leases, the Group recognizes right-of-use
assets and lease liabilities based on the present value of the lease payments over the lease term on the consolidated balance sheets at commencement date. For finance leases, assets are included in property and equipment on the consolidated balance sheets. As most of the Group’s leases do not provide an implicit rate, the Group estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. The Group’s leases often include options to extend and lease terms include such extended terms when the Group is reasonably certain to exercise those options. Lease terms also include periods covered by options to terminate the leases when the Group is reasonably certain not to exercise those options. Lease expense is recorded on a straight-line basis over the lease term.

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

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
The Group applies ASC 740,
Accounting for Income Taxes
, to account for uncertainty in income taxes. ASC 740 prescribes a recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group has recorded unrecognized tax benefits in the other non-current
liabilities in the accompanying consolidated balance sheets. The Group has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of “Income tax expenses”, in the consolidated statements of comprehensive (loss) income.
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
.

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

In accordance with ASC 718, the Group determines whether an award should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees and non-employees classified as equity awards are recognized in the financial statements based on their grant date fair values.
The Group has elected to recognize share-based compensation using the accelerated method, for all share-based awards granted with graded vesting based on service conditions and for awards with performance conditions if it is probable that the performance condition will be achieved. The Group account for forfeitures as they occur, if required vesting conditions are not met and the share-based awards are forfeited, previously recognized compensation expenses relating to those awards are reversed. The Group, with the assistance of an independent third-party valuation firm determined the fair value of the share- based awards granted to employees and non-employees, if applicable. The binomial tree option pricing model was applied in determining the estimated fair value of the awards.
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
(Loss) earnings per share
(Loss) earnings per share are calculated in accordance with ASC
260-10,
Earnings per Share: Overall
. Basic earnings per share are computed by dividing net (loss) income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year using the two-class
method. Under the
two-class
method, net (loss) income, accretion of the redeemable noncontrolling interests and dilution effect arising from share-based awards issued by subsidiaries are allocated to ordinary shares based on their participating rights in the undistributed earnings as if all the earnings for the reporting period had been distributed.
Diluted earnings per share is calculated by dividing net (loss) income attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the vesting of restricted shares and the exercising of option using the treasury stock method. The computation of the dilutive (loss) earnings per share of Class A ordinary share assumes the conversion of Class B ordinary shares. Ordinary share equivalents are excluded from the computation of diluted loss per share if their effects are anti-dilutive.
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

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Segment reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (the “CODM”), which is the chief executive officer. Starting from 2017, the Group reorganized its operation into three segments: utility products and related services, mobile entertainment business and AI and others. In 2020, the Group disposed certain gaming-related businesses in the overseas markets. As a result, the Group expects the revenue contribution from the mobile game business to decrease in the foreseeable future. Therefore, the Group started reporting its revenues and operating profits by two segments: internet business and AI and others. In 2021, the Group realigned its segments as the CODM changed how he manages and assesses the Group’s segment performance. The Group’s overseas advertising agency services, which assists domestic companies to launch advertisement on overseas advertising platforms, are changed from the Internet business into AI and others due to the synergies created between the Group’s advertising agency services and global multi-cloud management services. The Group has retrospectively revised segment information for the comparative periods to conform to the current period.
Concentration of risks
Concentration of credit risk
Financial instruments that are potentially subject to credit risk consist of cash and cash equivalents, restricted cash, short-term investments, available-for-sale
debt securities, accounts receivable and other receivables. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk. As of December 31, 2021, the Group has RMB1,847,520 (US$289,917) in cash and cash equivalents, restricted cash, short-term investments and available-for-sale
debt securities, and 64.3% and 35.7% of which are held by financial institutions in the PRC and international financial institutions outside of the PRC, respectively. Deposits held with financial institutions were not protected by statutory or commercial insurance. In the event of bankruptcy of one of these financial institutions, the Group may be unlikely to claim its deposits back in full.
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
For the year ended December 31, 2019, approximately 13.8%, and 8.1% of the Group’s total revenue were derived from Google and consumption of virtual items by users via Google, respectively. For the year ended December 31, 2020 and 2021, no individual customer accounted for over 10% of the Group’s total revenue.

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

The Group’s operations could be adversely affected by significant political, economic and social uncertainties in the PRC. Internet related businesses are subject to significant restrictions under current PRC laws and regulations. Specifically, foreign investors are not allowed to own more than 50% equity interests in any Internet Content Provider (“ICP”) business.
Currency convertibility risk
A significant portion of the Group’s operating activities as well as the assets and liabilities are denominated in RMB which is not freely convertible into foreign currencies. The Group’s financing activities are denominated in US$. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of PRC (the “PBOC”). However, the unification of the exchange rates does not imply that the RMB may be readily convertible into US$ or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.
Additionally, the value of the RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.
Foreign currency exchange rate risk
While the Group’s reporting currency is RMB, a portion of the Group’s revenues and costs are generated and denominated in US$. As a result, the Group is exposed to foreign exchange risk as its revenues and results of operations may be affected by fluctuations in the exchange rate between U.S. dollar and RMB. If the US$ depreciates against the RMB, the value of the Group’s US$ revenues expressed in the RMB financial statements will decline. On June 19, 2010, the People’s Bank of China announced the end of the RMB’s de facto peg to US$, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB exchange rate flexibility. The appreciation of the RMB against US$ was approximately 4.1% for the year ended December 31, 2019, the appreciation of the RMB against US$ was approximately 6.27% for the years ended December 31, 2020 and the appreciation of the RMB against US$ was approximately 2.34% for the years ended December 31, 2021. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.
Impact of COVID-19
The
COVID-19
pandemic continues to evolve. There are still uncertainties of
COVID-19’s
future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of
COVID-19,
possibility of a Delta and Omicron outbreak ,the development and progress of distribution of
COVID-19
vaccine and other medical treatment, the potential change in user behavior, especially on internet usage due to the prolonged impact of
COVID-19,
the actions taken by government authorities, particularly to contain the outbreak, stimulate the economy to improve business condition, almost all of which are beyond the Group’s control. As a result, certain of the Group’s estimates and assumptions, including the allowance for credit losses, the valuation of certain debt and equity investments, long-term investments, and long-lived assets subject to impairment assessments, require significant judgments and carry a higher degree of variabilities and volatilities that could result in material changes to the Group’s current estimates in future periods.

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Recently issued accounting pronouncements
In October 2021, the FASB issued ASU
2021-08,
Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606, Revenue from Contracts with Customers The new amendments are effective for us are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments, with early adoption permitted. The Group is currently evaluating the impact on our consolidated financial statements of adopting this guidance.
In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance. This update requires certain annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy. This update is effective for annual periods beginning after December 15, 2021, and early application is permitted. This guidance should be applied either prospectively to all transactions that are reflected in financial statements at the date of initial application and new transactions that are entered into after the date of initial application or retrospectively to those transactions. The Group is currently evaluating the impact on our consolidated financial statements of adopting this guidance.

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

3.	BUSINESS COMBINATIONS AND DECONSOLIDATIONS
Deconsolidation in 2020
During the year ended December 31, 2020, the Group disposed certain gaming related business and one utility product in its Internet Business segment to a third party and a related party. Consequently, the Group lost control over such businesses and deconsolidated their financial results from the Group’s financial statements from the date of disposal with total consideration of RMB202,275 and contingency consideration of RMB11,745. The Group recognized a total gain of RMB226,502 from these transactions in “Other income” in the consolidated statements of comprehensive income for the year ended December 31, 2020.
The Group further disposed its major gaming related business to certain investees. Consequently, the Group lost control over such businesses and deconsolidated their financial results from the Group’s financial statements from the date of disposal. The Group measured shares acquired during the disposal from certain investees at fair value and recognized a total gain of RMB182,550 from the transactions in “Other income” in the consolidated statements of comprehensive income for the year ended December 31, 2020. The Group owns 36% voting rights of these investees, which might be further increased to a higher percentage, expecting 75% as the highest subject to further adjustments as share split, share combination, etc. in some of the investees, provided that the Group chooses to convert its preferred shares into ordinary shares in full or in part upon certain conversion events. As the Group’s equity interests are not in-substance
common stock and the investment does not have readily determinable fair value, the interests was accounted for using the measurement alternative. These equity investees will be considered related parties after deconsolidation.
The Group also disposed its partial interest in an entity operating utility related business through the sale of shares. Consequently, the Group lost control over such businesses and deconsolidated their financial results from the Group’s financial statements from the date of disposal. The Group measured the remaining interests at fair value upon deconsolidation and recognized a total loss of RMB14,827 from the transactions in “Other expenses” in the consolidated statements of comprehensive income for the year ended December 31, 2020. Subsequent to the deconsolidation, the Group owns 47.1% voting rights and the remaining interests are accounted for as equity method. These equity investees will be considered related parties after deconsolidation.
The deconsolidation of these businesses did not meet the definition of a discontinued operation in accordance with ASC
205-20,
Presentation of Financial Statements – Discontinued Operations (“ASC
205-20”),
as the disposal did not represent a shift in the Group’s strategy that has (or will have) a major effect on an entity’s operations and financial results.
Business combination in 2019
In June 2019, the Group completed a business combination, which the Group expected to enhance the Group’s expertise in hardware services. The total purchase consideration was RMB25,000. The acquired entity was considered insignificant. The results of the acquired entity’s operations have been included in the Group’s consolidated financial statements since June 2019.
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
 of
 RMB839,834
from the transaction in “Other income” in the consolidated statements of comprehensive loss for the year ended December 31, 2019. The deconsolidation of Live.me did not meet the definition of a discontinued operation in accordance with ASC 205-20 as the disposal of Live.me did not represent a shift in the Group’s strategy that has (or will have) a major effect on an entity’s operations and financial results. Subsequent to the deconsolidation, the Group owns
 49.6%
voting rights of Live.me. The remaining interests is accounted for equity investment using the fair value option in accordance with ASC 825 and Live.me was considered a related party after deconsolidation.

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

4.	INVESTMENTS
(a) Short-term investments
As of December 31, 2020, and 2021, short-term investments included time deposits, and structured notes in commercial banks which are classified as available-for-sale
debt securities in accordance with ASC
320-10,
of RMB360,803 and RMB262,813 (US$41,241), respectively.
For the years ended December 31, 2019, 2020 and 2021, the Group recognized interest income from its short-term investments of RMB45,993, RMB23,780 and RMB12,687 (US$1,991), respectively. For the years ended December 31, 2019, 2020 and 2021, the Group recognized fair value gains (losses) on available-for-sale
debt securities of RMB6,049, nil and nil in other comprehensive income, respectively.
For the years ended December 31, 2019, 2020 and 2021, the Group recognized a credit loss on short-term investments of RMB3,506, RMB7,096 and RMB715 (US$112)
in “other expense” in the consolidated comprehensive income (loss), respectively.
(b) Long-term investments
The Group’s long-term investments include equity investments accounted for using the measurement alternative, equity investments with readily determinable fair value, equity investments accounted for using equity method, equity method investments accounted for using fair value option and available-for-sale
debt securities.

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Equity investments accounted for using the measurement alternative
In accordance with ASC 321, the Group elected to use the measurement alternative to measure such investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. As of December 31, 2020 and 2021, the carrying amount of the Group’s equity investments accounted for using the alternative measurement was RMB1,817,891 and RMB1,349,272 (US$211,731), including RMB641,969 and RMB942,605 (US$147,915) accumulated impairment, and RMB231,092 and RMB287,339 (US$45,090) accumulated upward adjustment, respectively. During the years ended December 31, 2020 and 2021, certain equity investments were remeasured based on observable price changes in orderly transactions for an identical or similar investment of the same issuer, the aggregate carrying amount of these investments was RMB243,525 and RMB154,488 (US$24,243) as of December 31, 2020 and 2021, respectively.
Total unrealized and realized gains and losses of equity securities without readily determinable fair values for the years ended December 31, 2019,2020 and 2021 were as follows:

	For the year ended December 31
	2019	2020	2021
	RMB	RMB	RMB	US$
Gross unrealized gains (upward adjustments)	78,321	121,555	82,504	12,947
Gross unrealized losses (impairment)	(180,913)	(66,063)	(351,380)	(55,139)

Net unrealized (losses) gains on equity securities held	(102,592)	55,492	(268,876)	(42,192)
Net realized gains on equity securities sold	—	482,202	67,105	10,530

Total net (losses) gains recognized in other income, net	(102,592)	537,694	(201,771)	(31,662)

In 2021, the Group: i) acquired equity interests in two equity investees for a total consideration of RMB7,000 (US$1,098). ii) disposed certain equity interest in equity investees and recognized a disposal gain of RMB67,105 (US$10,530) in
“Other income”.
In 2020, the Group: i) acquired equity interests in three equity investees for a total consideration of RMB20,000. ii) disposed the remaining portion of equity ownership of Bytedance and recognized a disposal gain of RMB465,877 in
“Other income”
 (iii) recognized RMB342,433 of remaining interest in the gaming related business as result of the deconsolidation.
In 2019, the Group: i) acquired additional preferred shares of Beijing OrionStar Technology Co., Ltd. (“Beijing OrionStar”) with a cash consideration of RMB262,072. Subsequent to the transaction, the Group owned 38.7% equity interests not qualified as in-substance
common stock of Beijing OrionStar. ii) acquired other equity interests in 14 equity investees for total consideration of RMB172,033.

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

The Group received dividends from investees of RMB13,217, RMB4,002 and RMB2,558 (US$401) which were recorded in “Other income” in the consolidated comprehensive income (loss) for the years ended December 31, 2019, 2020 and 2021, respectively.
Equity investments with readily determinable fair value
The Group purchased equity interest of a company listed on the HK Stock Exchange in 2019 and disposed all the equity interest of the Company in 2021. The fair value of the share interests was RMB11,411 and nil as of December 31, 2020 and 2021. Unrealized gains for the equity investments with readily determinable fair value were RMB
2,853, RMB5,327 and nil, which were recorded in “Other income” in the consolidated comprehensive (loss) income for years ended December 31, 2019, 2020 and 2021, respectively. Realized gains were nil, RMB18,488 and RMB767 (US$120), which were recorded in “Other income” in the consolidated comprehensive (loss) income for years ended December 31, 2019, 2020 and 2021, respectively.
Equity investment accounted for using fair value option
In September 2019, the Group owned 49.6% equity interest of Live.me on a fully dilutive basis after deconsolidation (Note 3). The fair value of the remaining share interests was RMB388,581, RMB364,298 and RMB362,235 (USD$56,843) as of December 31, 2019, 2020 and 2021, respectively. Unrealized (losses) gain for Equity investments accounted for using fair value option were RMB(102,555), RMB857 and RMB6,537 (US$1,026), which were recorded in “Other income” in the consolidated comprehensive (loss) income for the years ended December 31, 2019, 2020 and 2021, respectively.
Equity investments accounted for using equity method
The carrying amount of the Company’s equity method investments were RMB216,126 and RMB236,552 (US$37,120) as of December 31, 2020 and 2021, respectively.
In 2021, the Group acquired an equity method investment with total consideration of RMB2,500 (US$392).
In 2020, the Group acquired equity method investments with aggregate consideration of RMB15,040, and recognized RMB18,000 of equity method investments as result of the deconsolidation of a business in the Group’s Internet Business segment.
In 2019, the Group acquired: i) equity interests in Ziniu Fund, L.P. with a cash consideration of RMB30,000; and ii) other equity method investments with aggregate consideration of RMB4,026.
The Group recorded its share of income of
RMB7,594,
share of loss

of
RMB5,231
and share of income of
 RMB60,992 (US$9,571) from equity investments accounted for using equity method for the years ended December 31, 2019, 2020 and 2021, respectively. The Group also recognized impairment losses of nil, nil and nil for the years ended December 31, 2019, 2020 and 2021, respectively.

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

None of equity method investments, including the investment that the Group elects to account for using the fair value option, was considered individually material for the years ended December 31, 2019, 2020 and 2021. The Group summarized the unaudited condensed financial information of the Group’s equity method investments as a group below in accordance with Rule 4-08 of Regulation S-X:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Balance sheet data:
Current assets	452,904	520,871	81,736
Non-current assets	1,072,284	1,798,402	282,208
Current liabilities	220,499	182,176	28,587
Non-current liabilities	7,771	7,746	1,216
Redeemable preferred shares	875,199	906,420	142,237

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Operating data:
Revenues	970,017	944,974	925,020	145,156
Gross profit	223,883	307,531	407,487	63,944
Operating (loss) income	(66,751)	109,456	459,079	72,039
Net (loss) income	(78,146)	115,962	464,352	72,867
Available-for-sale
debt securities
Available-for-sale
debt securities in long-term investments primarily represent convertible debt instruments issued by private companies and investments in preferred shares that are redeemable at the Group’s option, which are measured at fair value.
In 2021, the Group sold part of equity interest of an investment previously accounted for using the measurement alternative and the remaining equity interest held was reclassified and accounted for as available-for-sale debt securities since the Group has a put option to require the equity investee to redeem the Group’s equity interest at the Group’s option. The Group remeasured the fair value of the investment upon the reclassification with a remeasurement loss of RMB42,883 (US$6,729) recorded in “Other expense” in the consolidated comprehensive (loss) income.
As of December 31, 2020, and 2021, long-term available-for-sale debt securities were nil and RMB46,339 (US$7,272), respectively.
For the years ended December 31, 2019, 2020 and 2021, the Group recognized fair value (loss) gain on long-term available-for-sale
debt securities of RMB4,864, nil and nil, respectively in other comprehensive income.

5.	ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2020	2021
	RMB	RMB	US$
Accounts receivable	325,606	263,000	41,270
Allowance for credit losses	(100,020)	(92,695)	(14,545)

Accounts receivable, net	225,586	170,305	26,725

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

The movements in the allowance for credit losses were as follows:

	Year ended December 31
	2020	2021
	RMB	RMB	USD
Balance as of January 1	109,315	100,020	15,695
Adoption of ASC 326	9,053	—	—
Amounts charged to expenses	(2,973)	(1,462)	(230)
Amounts written off	(10,099)	(3,951)	(620)
Disposal of a subsidiary	(68)	—	—
Foreign Exchange effect	(5,208)	(1,912)	(300)

Balance as of December 31	100,020	92,695	14,545

6.	PREPAYMENTS AND OTHER CURRENT ASSETS

	As of December 31,
	2020	2021
	RMB	RMB	US$
Other receivables from advertisers	726,945	397,700	62,408
Advances to suppliers	110,816	108,263	16,989
Prepaid expenses	42,464	29,592	4,644
Inventories (i)	24,062	15,415	2,419
Receivable from third-party payment platform	14,848	16,785	2,634
Convertible loans (ii)	83,357	8,240	1,293
Others	113,560	104,324	16,371
Impairment of prepayments and inventory	(108,739)	(98,005)	(15,379)
Allowance for credit losses	(171,619)	(102,985)	(16,162)

Total	835,694	479,329	75,217

(i)
Inventory consists of finished goods, as of December 31, 2020 and 2021, inventories net of impairment reserve were RMB1,465 and RMB265 (US$42). Reserve for inventory for the years ended December 31, 2019, 2020 and 2021 were RMB2,800, RMB23,694 and RMB7,618 (US$1,195), respectively.

(ii)	As of December 31, 2020 and 2021, convertible loans were fully impaired.

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

The movements in the allowance for credit losses were as follows:

	Year ended December 31
	2020	2021
	RMB	RMB	USD
Balance as of January 1	144,622	171,619	26,932
Adoption of ASC 326	19,765	—	—
Amounts charged to expenses	10,862	(696)	(109)
Amounts written off	—	(66,658)	(10,460)
Disposal of a subsidiary	(11)	(1)	—
Foreign Exchange effect	(3,619)	(1,279)	(201)

Balance as of December 31	171,619	102,985	16,162

Provision for credit losses and impairment of assets for the years ended December 31, 2019, 2020 and 2021 were RMB109,408, RMB32,999 and RMB493 (US$77), respectively.

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

7.	PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2020	2021
	RMB	RMB	US$
Electronic equipment	86,602	64,420	10,109
AI related equipment	118,039	152,177	23,880
Leasehold improvements	60,392	14,522	2,279
Office equipment and fixtures	26,039	20,867	3,274
Motor vehicles	4,176	4,045	635
Less: Accumulated depreciation	184,038	145,529	22,837
Less: Accumulated impairment	9,226	8,708	1,366

Property and equipment, net	101,984	101,794	15,974

Depreciation expense of property and equipment for the years ended December 31, 2019, 2020 and 2021 were RMB37,382, RMB52,137 and RMB45,751 (US$7,179), respectively. The impairment recognized on property and equipment were nil, RMB9,226 and nil for the years ended December 31, 2019, 2020 and 2021, respectively.
The Group recorded impairment loss in “Other operating income (expense), net”.

8.	INTANGIBLE ASSETS, NET
Intangible assets and the related accumulated amortization were summarized as follows:

	As of December 31, 2021
	Gross Carrying value	Accumulated amortization	Accumulated impairment	Net carrying value
	RMB	RMB	RMB	RMB	US$
Online game licenses	174,252	(128,035)	(45,331)	886	139
Technology	131,664	(106,928)	(17,631)	7,105	1,115
Platform	70,142	(38,582)	(31,560)	—	—
Customer relationship	45,665	(43,076)	(2,589)	—	—
User base	43,954	(43,954)	—	—	—
Trademarks	16,974	(13,437)	(2,114)	1,423	223
Domain names	4,860	(4,222)	—	638	100
Non-compete agreements	1,610	(1,610)	—	—	—

Total	489,121	(379,844)	(99,225)	10,052	1,577

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

	As of December 31, 2020
	Gross carrying value	Accumulated amortization	Accumulated impairment	Net carrying value
	RMB	RMB	RMB	RMB
Online game licenses	179,843	(122,515)	(54,238)	3,090
Technology	139,367	(118,478)	(12,069)	8,820
Platform	71,783	(39,485)	(32,298)	—
Customer relationship	46,570	(43,920)	(2,650)	—
User base	45,321	(45,321)	—	—
Trademarks	15,820	(13,674)	(2,142)	4
Domain names	4,576	(3,915)	—	661
Non-compete agreements	1,610	(1,610)	—	—

Total	504,890	(388,918)	(103,397)	12,575

The Group recorded impairment loss in “Other operating income (expense), net”. The impairment recognized on intangible assets were
 RMB8,800, RMB17,746 and nil for the years ended December 31, 2019, 2020 and 2021, respectively.
Amortization expense of intangible assets for the years ended December 31, 2019, 2020 and 2021 were RMB28,086, RMB16,409 and RMB5,071 (US$796), respectively. Estimated amortization expense relating to the existing intangible assets with finite lives for each of next five years and thereafter is as follows:

	For the year ending December 31,
	RMB	US$
2022	1,975	310
2023	1,574	247
2024	1,357	213
2025	1,314	206
2026	1,258	197
Thereafter	2,574	404

Total	10,052	1,577

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

9.	LEASE
The Group’s operating leases mainly related to offices and employees’ accommodation facilities. For leases with terms greater than 12 months, the Group records the related assets and lease liabilities at the present value of lease payments over the term. Certain leases include rental-free periods and renewal options, which are factored into the Group’s determination of lease payments when appropriate. As of December 31, 2020 and 2021, the Group had no finance leases.
As of December 31, 2020 and 2021, the weighted average remaining lease term was 3.0 years and 4.0 years, respectively, and the weighted average discount rate was 4.7% and 4.9% for the Group’s operating leases respectively.
Operating lease cost for the year ended December 31, 2019, 2020 and 2021, was RMB66,609, RMB50,035 and RMB20,613 (US$3,235) respectively, which excluded cost of short-term contracts. Short-term lease cost for the year ended December 31, 2019, 2020 and 2021 was RMB7,039, RMB9,864 and RMB28,488 (US$4,470), respectively. For the years ended December 31, 2019, 2020 and 2021, no lease cost was capitalized.
Future lease payments under operating leases as of December 31, 2021 were as follows:

	For the year ending December 31,
	RMB	US$
2022	17,906	2,810
2023	11,485	1,802
2024	8,627	1,354
2025	8,615	1,352
2026	6,277	985

Total future lease payments	52,910	8,303
Less: imputed interest	4,781	751

Total lease liability balance	48,129	7,552

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

10.	ACCRUED EXPENSES AND OTHER LIABILITIES
Accrued expenses and other current liabilities

	As of December 31,
	2020	2021
	RMB	RMB	US$
Payable to online advertising platforms as agency	744,314	495,875	77,814
Accrued operating expenses	203,820	148,863	23,360
Salary and welfare payable	104,716	56,073	8,799
Advance received in advertising agency services	73,034	137,267	21,540
Accrued advertising, marketing and promotional expenses	48,027	51,193	8,033
Deferred revenue	108,376	156,994	24,636
Operating lease liabilities current portion	6,876	17,452	2,739
Other taxes payable	23,468	17,678	2,774
Accrued bandwidth and cloud service costs	1,853	363	57
Others	75,558	55,590	8,723

Total	1,390,042	1,137,348	178,475

Other
non-current
liabilities

	As of December 31,
	2020	2021
	RMB	RMB	US$
Uncertain tax position	174,113	161,485	25,341
Operating lease liabilities non-current portion	11,957	30,677	4,814
Others	6,202	13,555	2,126

Total	192,272	205,717	32,281

11.	SEGMENT INFORMATION
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

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

The following tables present the summary of each segment’s revenues, operating income (loss) which were considered as segment operating performance measure, for the years ended December 31, 2019, 2020 and 2021:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Revenues:
Internet business	3,370,811	1,380,906	653,759	102,589
AI and others	216,884	171,739	130,857	20,534

Total revenues	3,587,695	1,552,645	784,616	123,123

Operating (loss) income:
Internet business	(74,406)	147,070	(14,178)	(2,225)
AI and others	(363,401)	(597,203)	(208,243)	(32,678)
Unallocated expenses(i)	(673,105)	(80,982)	(7,150)	(1,122)

Total operating loss	(1,110,912)	(531,115)	(229,571)	(36,025)

(i)	Unallocated items include share-based compensation and goodwill impairment which were not allocated to segments.

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

12.	GEOGRAPHICAL INFORMATION
The following tables set forth revenues and property and equipment, net by geographic area:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Revenues:
PRC	1,388,107	698,910	562,464	88,263
Overseas (i)	2,199,588	853,735	222,152	34,860
United States	1,342,021	437,262	32,646	5,123
Japan	139,290	138,918	111,481	17,494
Rest of the world (ii)	718,277	277,555	78,025	12,243

	A s of December 31,
	2020	2021
	RMB	RMB	US$
Property and equipment, net:
PRC	98,438	99,133	15,556
Non-PRC	3,546	2,661	418

(i)
Overseas revenue refers to revenues generated by the Group’s operating legal entities incorporated outside China. Such revenues are primarily attributable to customers located outside China based on customers’ registered addresses.

(ii)	No individual country, other than disclosed above, exceeded 10% of total revenues for the years ended December 31, 2019, 2020 and 2021, respectively.

13.	INCOME TAXES
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
Hong Kong
Subsidiaries in Hong Kong are subject to Hong Kong Profits Tax rate at 16.5%, and foreign-derived income is exempted from income tax. There are no withholding taxes in Hong Kong on remittance of dividends.
Singapore
Subsidiaries in Singapore are subject to Singapore corporate income tax rate of 17% for the year ended December 2019, 2020 and 2021.

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

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
Beijing Security, being qualified as High New Technology Enterprise (“HNTE”), is entitled to the preferential income tax rate of 15% from 2020 to 2022. As qualified HNTEs, Beijing Kingsoft Cheetah Technology Co., Ltd. is entitled to the preferential income tax rate of 15% from 2019 to 2021; Antutu is entitled to the preferential income tax rate of 15% from 2020 to 2022.
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
Without the tax holidays and preferential tax, the Group’s income tax expenses would have increased by RMB84,520 for the year ended December 31, 2019 and decreased by RMB18,671 and RMB44,909 (US$7,047) for the years ended December 31, 2020 and 2021, respectively. The impacts of the tax holidays and preferential tax rates were an increase in the basic earnings per share of RMB0.0617 for the year ended December 31, 2019 and a decrease in the loss per share of RMB0.0133 and RMB0.0314 (US$0.0049),
for the year ended December 31, 2020
,
and 2021, respectively.
Under the EIT Law, dividends paid by PRC enterprises out of profits earned post-2007 to non-PRC
tax resident investors are subject to PRC dividend withholding tax of 10%. A lower withholding tax rate may be applied based on applicable tax treaties with certain jurisdictions.
Income (loss) before income taxes consists of:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
PRC	(589,752)	(325,686)	(490,025)	(76,897)
Non-PRC	224,065	833,933	150,454	23,609

Total	(365,687)	508,247	(339,571)	(53,288)

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

The current and deferred portions of income tax expenses included in the consolidated statements of comprehensive (loss) income
are as follows:

	Year ended December 31 ,
	2019	2020	2021
	RMB	RMB	RMB	US$
Current income tax expenses	1,923	106,718	12,713	1,995
Deferred income tax expenses (benefits)	5,981	(9,628)	920	144

Income tax expenses	7,904	97,090	13,633	2,139

A reconciliation of the differences between the statutory tax rate and the effective tax rate for enterprise income tax is as follows:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
(Loss) income before income tax	(365,687)	508,247	(339,571)	(53,288)
Income tax expense computed at the PRC statutory tax rate of 25%	(91,423)	127,062	(84,894)	(13,322)
Effect of different tax rates in different jurisdictions	(178,059)	(150,466)	(16,764)	(2,631)
Effect of tax holiday and preferential tax rates	84,520	18,671	44,909	7,047
Research and development super-deduction	(105,443)	(46,153)	(12,660)	(1,987)
Non-taxable income(i)	(15,804)	(44,177)	(25,713)	(4,035)
Non-deductible expenses(ii)	165,580	21,681	8,614	1,352
Effect of change in tax rate	(7,991)	—	(12,327)	(1,934)
Outside basis difference on investment	(30,681)	(17,482)	63	10
Withholding tax and others	(5,470)	97,270	18,524	2,907
Changes in valuation allowance	192,675	90,684	93,881	14,732

Income tax expenses	7,904	97,090	13,633	2,139

(i)	Non-taxable income mainly consists of gains on disposal of subsidiaries and long-term investments that are not subject to tax under the tax laws of different jurisdictions.
(ii)	Non-deductible expenses mainly consist of share-based compensation expenses, entertainments and other expenses that are not allowed to be deducted under the tax laws of different jurisdictions.

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Deferred taxes were measured using the enacted tax rates for the periods in which the temporary differences are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax balances as of December 31, 2020 and 2021 are as follows:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Deferred tax assets:
Tax losses carry forward	257,328	316,845	49,720
Equity investment loss	45,958	73,035	11,461
Allowance for credit losses	22,435	28,476	4,469
Intangible assets and accrued expenses	7,952	8,953	1,405
Deferred revenue	2,153	—	—
Share-based compensation	3,223	1,654	260
Fixed assets depreciation	4,414	235	37
Intercompany transfer of long-lived assets	2,921	1,181	185
Others	5,306	9,562	1,500
Valuation allowance	(328,956)	(422,837)	(66,353)

Deferred tax assets	22,734	17,104	2,684
Deferred tax liabilities:
Outside basis difference on investment	57,341	54,893	8,614
Equity method investment and unrealized gains	6,063	6,322	992
Right-of-use asset and others	4,225	69	11

Deferred tax liabilities	67,629	61,284	9,617

	As of December 31,
	2021
	RMB	US$
Classification in the consolidated balance sheets:
Deferred tax assets	14,384	2,257
Deferred tax liabilities	58,564	9,190
The Group operates through several subsidiaries, VIEs and subsidiaries of VIEs and the valuation allowance is considered for each subsidiary, VIE and subsidiary of VIE on an individual basis. As of December 31, 2020, and 2021, the Group’s total deferred tax assets before valuation allowances were RMB351,690 and RMB439,941 (US$69,037) respectively. As of December 31, 2020 and 2021, the Group recorded valuation allowances of RMB328,956 and RMB422,837 (US$66,353), respectively, on its deferred tax assets that are sufficient to reduce the deferred tax assets to the amounts that are more-likely-than-not
to be realized.
Undistributed earnings of certain of the Company’s PRC subsidiaries amounted to approximately RMB781,772 and
RMB741,272 (US$116,322) on December 31, 2020 and 2021, respectively. Those earnings are considered to be indefinitely reinvested; accordingly, no provision for PRC withholding tax has been provided thereon. Upon repatriation of those earnings in the form of dividends, the Group would be subject to PRC withholding tax at 10%. The PRC withholding tax rate could be reduced to 5% should the treaty benefit between Hong Kong and the PRC be applicable. As such, the amount of unrecognized deferred income tax liabilities is approximately ranging from RMB39,089 to RMB78,177 and RMB37,064 (US$5,816) to RMB74,127 (US$11,632) as of December 31, 2020 and 2021, respectively.

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

As of December 31, 2021, the Group had taxable losses of approximately RMB2,105,820 (US$330,449
)
 primarily deriving from entities in the PRC, Hong Kong and Singapore, which can be carried forward per tax regulation to offset future net profit for income tax purposes. The PRC taxable loss will expire from 2022 to 2031 and Hong Kong and Singapore taxable loss can be carried forward without an expiration date.
Unrecognized tax benefits
As of December 31, 2020 and 2021, the Group had unrecognized tax benefits of RMB179,492 and RMB177,526 (US$27,858), of which RMB17,445 and RMB26,657 (US$4,183), respectively, were deducted against the deferred tax assets on tax losses carry forward, and the remaining amounts of RMB162,047 and RMB150,869 (US$23,675), respectively were presented in the other non-current
liabilities in the consolidated balance sheets. The Group’s unrecognized tax benefits for the years ended December 31, 2020 and 2021 were primarily related to the tax-deduction
of share- based compensation expenses and disposal of long-term investments. It is possible that the amount of unrecognized benefits will change in the next 12 months; however, an estimate of the range of the possible change cannot be made at this moment. As of December 31, 2020, and 2021, there were RMB162,047 and RMB150,869 (US$23,675) of unrecognized tax benefits that if recognized would impact the annual effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefit is as follows:

	2020	2021
	RMB	RMB	US$
Balance at January 1	65,936	179,492	28,166
Additions based on tax positions related to current year	138,583	2,040	320
Reversal based on tax positions related to prior years	(25,027)	(4,006)	(628)

Balance at December 31	179,492	177,526	27,858

The Group recognizes accrued interest related to unrecognized tax benefits in income tax expenses. For the year ended December 31, 2020 and 2021, the Group reversed RMB9,099, and RMB1,449 (US$227) in interest, respectively. The Group did not record any penalties related to unrecognized tax benefits.
As of December 31, 2021, the tax years ended December 31, 2016 through 2021 for the Group’s subsidiaries in the PRC and the VIEs are generally subject to examination by the PRC tax authorities. The tax years ended December 31, 2016 through 2021 for the Group’s subsidiary in the Singapore is generally subject to examination by the Singapore tax authorities. The tax years ended December 31, 2015 through 2021 for the Group’s subsidiaries in Hong Kong are generally subject to examination by the Hong Kong tax authorities.

14.	RELATED PARTY TRANSACTIONS

a.	Principal related parties

Name of related parties	Relationship with the Group
Tencent and its subsidiaries (“Tencent Group”)
Kingsoft and its subsidiaries (“Kingsoft Group”)
OrionStar and its subsidiaries (“OrionStar Group”)
Shenzhen Feipai Technology Co., Ltd. (“Shenzhen Feipai”)
Pixiu Inc. and its subsidiaries (“Pixiu Group”)
Live.me and its subsidiaries (“Live.me Group”)

Entities controlled by a shareholder of the Group
Entities controlled by a shareholder of the Group
Entities controlled by a director of the Group
Entities influenced materially by the Group
Entities influenced materially by the Group
Entities influenced materially by the Group

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

b. In addition to the transactions detailed elsewhere in these financial statements, the Group had the following material related party transactions for the years ended December 31, 2019, 2020 and 2021:

For the year ended December 31,
2019	2020	2021
RMB	RMB	RMB	US$

Services received from:	(i)
Kingsoft Group		23,804	23,897	19,139	3,003
Tencent Group		73,655	51,147	32,594	5,115
OrionStar Group		16,857	10,793	3,756	589
Services provided to:	(ii)
Tencent Group		176,099	73,462	40,333	6,329
OrionStar Group		20,242	4,207	3,862	606
Pixiu Group		13,450	2,033	9,614	1,509
Live.me Group		4,796	27,376	11,718	1,839
Purchase of products and equipment:
OrionStar Group	(iii)	98,197	87,090	40,290	6,322
Loans and investments provided to:
OrionStar Group	(iv)	450,486	—	100,000	15,692
Pixiu Group	(v)	69,402	7,085	—	—
Shenzhen Feipai	(vi)	3,000	2,500	—	—
Others		59,816	—	—	—
Selling business to :
Live.me Group		—	11,060	—	—

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

(ii)
The Group entered into agreement with Tencent Group to provide online marketing services to Tencent Group; The Group entered into agreement with Live.me, Pixiu Group and OrionStar Group to provide technical support, multi-cloud management and other services.

(iii)	The Group entered into a distributorship and cooperation agreement with OrionStar Group, pursuant to which the Group purchased robotics products from OrionStar Group.
(iv)
In 2019, the Group acquired additional preferred shares of Beijing OrionStar by virtue of the exercise of warrants during Beijing OrionStar’s series B corporate financing transactions. In 2021, the Group provided a convertible loan of RMB100,000 (US$15,692) at an annual simple interest rate of 8% with 2 years maturity term to Beijing OrionStar. The Group does not have right to convert all or part of the principal and accumulated unpaid interest into the Beijing OrionStar’s equity interest until a qualified equity financing occurs or upon maturity. The conversion features were considered as embedded derivatives that do not meet the criteria to be bifurcated and were accounted for together with the loan receivable.

(v)
The Group entered into loan agreements with Pixiu Group including a
3-year
capital allocation loan which latest termination date is January 2022 and the remaining principal balance is revolved to January 2024 in 2021.

(vi)
The Group entered into convertible loans agreements with Shenzhen Feipai which were fully impaired in 2020. Except for the above-mentioned related parties, the Group also provided investments to several investees with investment agreements.

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

c. The balances between the Group and its related parties as of December 31, 2020 and 2021 are listed below:
(1) Amount due from related parties

	As of December 31,
	2020	2021
	RMB	RMB	US$
Live.me Group	78,008	7,334	1,151
Tencent Group	49,474	15,995	2,510
Pixiu Group	50,674	26,625	4,178
OrionStar Group(i)	26,280	137,157	21,523
Kingsoft Group	3,150	8,164	1,281
Other related parties (ii)	20,259	17,393	2,729

Total	227,845	212,668	33,372

(i)	As of December 31, 2021, the balances of due from OrionStar Group primarily included convertible loan of RMB100,000 (US$15,692) and prepayments made for the purchase of robotics products.
(ii)	As of December 31, 2020 and 2021, the amount of due from related parties included convertible loans of RMB21,000 to a related party , which h as been fully impaired as of December 31, 2020 and 202 1.
Balances with related parties that were unsecured and repayable on demand, including non-trading
receivables from selling business and providing loans RMB58,068 and RMB110,289 (US$17,307) as of December 31, 2020 and 2021, respectively. The balance of RMB3,784 and RMB110,073 (US$17,273) were long-term nature as of December 31, 2020 and 2021, respectively.
The movements in the allowance for credit losses were as follows:

	Year ended December 31,
	2020	2021
	RMB	RMB	USD

Balance as of January 1	34,027	46,204	7,250
Adoption of ASC 326	12,056	—	—
Amounts charged to expenses	128	15,563	2,442
Amounts written off	—	(2,917)	(458)
Foreign Exchange effect	(7)	(64)	(10)

Total	46,204	58,786	9,224

(2) Amount due to related parties

	As of December 31,
	2020	2021
	RMB	RMB	US$
OrionStar Group	8,752	811	127
Tencent Group	22,573	24,944	3,914
Live.me Group	662	1,431	225
Kingsoft Group	6,811	6,372	1,000
Other related parties	10,140	4,202	659

Total	48,938	37,760	5,925

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

15.	SHARE-BASED COMPENSATION
2014 Restricted Shares Plan
On April 22 and April 24, 2014, the board of directors and the shareholders of the Company approved to adopt a restricted shares plan (the “2014 Restricted Shares Plan”), respectively. Under the 2014 Restricted Shares Plan, the Company is authorized to issue up to 122,545,665 Class A ordinary shares (excluding shares which have lapsed or have been forfeited) pursuant to the grant of restricted shares and restricted share units thereunder. Unless terminated earlier, the 2014 Restricted Shares Plan will terminate automatically in 2024. The share awards granted under 2014 Restricted Shares Plan had vesting terms of no longer than 5 years from the date of grant. Except for service conditions, there were no other vesting conditions for all the awards under 2014 Restricted Shares Plan. The following table summarizes the Company’s option activity under the 2014 Restricted Shares Plan during the years ended December 31, 2019, 2020 and 2021, respectively:

	Number of shares	Weighted Average Exercise Price (US$)	Weighted Average Grant Date Fair Value (US$)	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (US$)
Outstanding at January 1, 2019	30,652,305	0.22	1.15	5.31	11,835
Granted	6,820,900	0.03	0.60
Forfeited	(7,159,989)	0.13	0.81
Exercised	(4,950,497)	0.10	1.08
Modified in August 2019	(18,835,215)	0.17	0.98

Outstanding at December 31, 2019	6,527,504	0.34	1.50	4.31	150
Exercised	(1,001,674)	0.34	1.91
Modified in June 2020	(5,525,830)	0.34	1.42

Outstanding at December 31, 2020	—
Exercised	—

Outstanding at December 31, 2021	—

Vested and expected to vest at December 31, 2021	—

Exercisable as at December 31, 2021	—

The weighted-average grant-date fair value of options granted during the year 2019 was US$0.60.
The grant date fair value of each option before modification is estimated on the date of grant using the binomial tree option pricing model with the following assumptions used for years presented:

Year ended December 31, 2019
Fair value of ordinary share (US$)	0.36~0.68
Risk-free interest rates	1.70%~3.25%
Expected volatility range	57.1%~62.9%
Expected dividend yield	0%
Expected exercise multiple	2.2
Fair value per option granted (US$)	0.36~0.68

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

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
On August 1, 2019 and June 23, 2020, the Company’s compensation committee approved to reduce the exercise price to nil for all unvested and vested options, respectively, granted by the Company under the 2014 Restricted Shares Plan. Accordingly, the awards were considered in-substance restricted shares for all grantees. Such exercise price cancellation was accounted by the Company as a share option modification and required remeasurement at the time of the modification
. The total incremental cost as a result of the modification were RMB12,510 and RMB4,770, respectively.
The following table summarizes the restricted shares activity pursuant to the 2014 Restricted Shares Plan for the years ended December 31, 2019, 2020 and 2021, respectively:

	Number of shares	Weighted average grant date fair value (US$) after modification
Unvested at January 1, 2019
Modified in August 2019	18,835,215	0.97
Vested	(2,164,800)	1.31
Forfeited	(221,450)	1.36

Unvested at December 31, 2019	16,448,965	0.92
Modified in June 2020	5,525,830	1.62
Vested	(12,272,973)	1.32
Forfeited	(6,061,820)	0.77

Unvested at December 31, 2020	3,640,002	0.88

Granted	5,994,400	0.14
Vested	(2,016,463)	0.78
Forfeited	(1,055,299)	1.00

Unvested at December 31, 2021	6,562,640	0.22

The fair value of the restricted shares was determined based on the price of the Company’s publicly traded ADSs.
As of December 31, 2021, the total estimated unrecognized share-based compensation expenses related to restricted shares awarded amounted to RMB5,238 (US$822), and is expected to be recognized over a weighted-average period of 2.2 years.
The total fair value of vested restricted shares on their respective vesting dates during the years ended December 31, 2020 and 2021 were RMB18,263 and RMB2,696 (US$423), respectively.
2013 Incentive Scheme
On January 2, 2014, the Company adopted an equity incentive scheme (the “2013 Incentive Scheme”). The 2013 Incentive Scheme provides for the grant of ordinary shares, restricted shares, share options and share appreciation rights to the employees, directors or non-employee
consultants of the Company. The maximum number of the Company’s ordinary shares which may be issued under the 2013 Incentive Scheme is 64,497,718 (excluding shares which have lapsed or have been forfeited). The 2013 Incentive Scheme is valid and effective for a term of ten years commencing from its adoption. Except for service conditions, there were no other vesting conditions for all the awards under 2013 Incentive Scheme. As of December 31, 2021, all the share awards granted under 2013 Incentive Scheme had vesting terms of no longer than 5 years from the date of grant.

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

The following table summarizes the Group’s options activity under the 2013 Incentive Scheme during the years ended December 31, 2019, 2020 and 2021, respectively:

	Number of shares	Weighted Average Exercise Price (US$)	Weighted Average Grant Date Fair Value (US$)	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (US$)
Outstanding at January 1, 2019	44,791,941	0.33	1.13	5.01	12,546
Granted	—	—	—
Forfeited	(3,417,123)	0.34	1.02
Exercised	(2,111,674)	0.15	1.59
Modified in August 2019	(5,990,119)	0.33	1.06

Outstanding at December 31, 2019	33,273,025	0.34	1.13	4.01	765
Exercised	(4,852,510)	0.34	1.10
Modified in June 2020	(28,420,515)	0.34	1.13

Outstanding at December 31, 2020	—	—	—	—	—
Exercised Outstanding at December 31, 2021	—	—	—	—	—
Vested and expected to vest at December 31, 2021	—
Exercisable as at December 31, 2021	—

Year ended December 31, 2018
Fair value of ordinary share (US$)	1.06~1.43
Risk-free interest rates	2.97%~3.58%
Expected volatility range	56.3%~57.2%
Expected dividend yield	0%
Expected exercise multiple	2.2
Fair value per option granted (US$)	0.79~1.15
On August 1, 2019 and June 23, 2020, the Company’s compensation committee approved to cancel the exercise price for all unvested and vested options previously granted by the Company under the 2013 Incentive Scheme Plan. Such exercise price cancellation was accounted by the Company as a share option modification and required remeasurement at the time of the modification. The total incremental cost as a result of the modification were RMB7,588 and RMB24,860, respectively.

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

The following table summarizes the restricted shares activity pursuant to the 2013 Incentive Scheme for the years ended December 31, 2019, 2020 and 2021, respectively:

	Number of shares	Weighted average grant date fair value (US$) after modification
Unvested at January 1, 2019	—	—
Modified in August 2019	5,990,119	1.15
Vested	(1,052,547)	1.02
Forfeited	(28,515)	1.33

Outstanding at January 1, 2020	4,909,057	1.06
Modified in June 2020	28,420,515	1.33
Granted	1,600,000	0.21
Vested	(30,310,465)	1.33
Forfeited	(364,377)	0.90

Unvested at December 31, 2020	4,254,730	0.64
Granted	5,773,520	0.17
Vested	(1,416,898)	0.79
Forfeited	(1,014,882)	0.81

Unvested at December 31, 2021	7,596,470	0.23

The fair value of the restricted shares was determined based on the price of the Company’s publicly traded ADSs. The weighted-average grant-date fair value of restricted share granted during the years 2021 was US$0.17.
As of December 31, 2021, the total estimated unrecognized share-based compensation expenses related to restricted shares awarded amounted to RMB6,111 (US$959), and is expected to be recognized over a weighted-average period of 2.1 years.
The total fair value of vested restricted shares on their respective vesting dates for the years ended December 31, 2020 and 2021 were RMB46,906 and RMB2,199 (US$345).
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
The Group has set up the Share Award Scheme Trust for the purpose of administering the 2011 Share Award Scheme and holding shares awarded to the employees before they vest. As of December 31, 2021, 1,331,999 (2020: 1,284,629) forfeited and ungranted restricted shares are held by the Share Award Scheme and available to be granted in the future.
The fair value of the restricted shares was determined based on the price of the Company’s publicly traded ADSs.

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

The following table summarizes the restricted shares activity pursuant to the 2011 Share Award Scheme for the years ended December 31, 2019, 2020 and 2021, respectively:

	Number of shares	Weighted average grant date fair value (US$)
Unvested at January 1, 2019	5,739,320	1.06
Granted	2,189,310	0.37
Vested	(2,452,468)	1.08
Forfeited	(1,409,359)	1.05

Unvested at December 31, 2020	4,066,803	0.69
Granted	596,920	0.21
Vested	(1,170,395)	0.68
Forfeited	(1,549,603)	0.57

Unvested at December 31, 2020	1,943,725	0.64
Granted	1,596,100	0.26
Vested	(1,687,405)	0.36
Forfeited	(1,643,470)	0.59

Unvested at December 31, 2021	208,950	0.39

As of December 31, 2021, the total estimated unrecognized share-based compensation expenses related to restricted shares awarded amounted to RMB166 (US$26), and is expected to be recognized over a weighted-average period of 1.2 years.
The total fair value of vested restricted shares on their respective vesting dates for the years ended December 31, 2019, 2020 and 2021 were RMB9,357, RMB1,697 and RMB2,154 (US$338), respectively.
Share-based Awards of subsidiaries
Subsidiaries of the Group also have equity incentive plans granting share-based awards.
The grant date fair value of each share-based award is estimated on the date of grant using the binomial tree option pricing model with the following assumptions used for years presented:

	Year ended December 31, 2019	Year ended December 31, 2020	Year ended December 31, 2021
Fair value of ordinary share (US$)	0.42~0.94	0.09	4.34~4.87
Risk-free interest rates	2.57%~3.73%	0.66%	0.07%
Expected volatility range	57.2%~59.2%	59.2%	52.02%
Expected dividend yield	8.61%~8.72%	0.82%	0.00%
Fair value per option granted (US$)	0.22~0.27	0.02	2.44~2.56

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

The following table summarizes the share-based compensation expenses of subsidiaries’ share-based awards recognized by the Group:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Cost of revenues	—	728	858	135
Research and development	31,907	20,376	7,400	1,161
Selling and marketing	1,479	996	342	54
General and administrative	15,286	11,879	361	57

Total	48,672	33,979	8,961	1,407

As of December 31, 2021, there was RMB4,863 (US$763) unrecognized share-based compensation expenses related to incentive plans, which is expected to be recognized over a vesting period of 1.4 years.
Total share-based compensation expenses recorded by the Group are as follows:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Cost of revenues	524	1,044	1,027	161
Research and development	59,771	29,091	5,996	941
Selling and marketing	3,818	(1,087)	1,339	210
General and administrative	63,327	51,934	(1,212)	(190)

Total	127,440	80,982	7,150	1,122

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

16.	COMMITMENT AND CONTINGENCIES
Commitment for cloud services
Future minimum payments under non-cancelable agreements for cloud services consist of the following as of December 31, 2021.

	Total	Less than 1 Year	1-3 Years	More than 3 Years
Purchase obligations	108,334	54,167	54,167	—
Capital commitment
As of December 31, 2021, commitments for the purchase of fixed assets are immaterial.
Litigation and investigation
The Group and certain of its current and former officers have been named as defendants in two putative securities class actions filed on June 25, 2020 and July 31, 2020 respectively in the U.S. District Court for the Central District of California. On August 24, 2020, the Court consolidated the two cases under the caption
In Re: Cheetah Mobile, Inc. Securities Litigation
(Case No. 2:20-cv-05696). On March 15, 2021, an amended complaint was filed. According to the amended complaint, the action is purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in our ADRs between April 26, 2017 and March 24, 2020. The action alleges that the Group made false or misleading statements regarding the Group’s business and operations in violation of the Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. Briefing on the Group’s motion to dismiss the complaint was completed in July 2021. On March 30, 2022, the Court granted the Group’s motion to dismiss, with leave for Plaintiffs to amend the complaint. On May 6, 2022, the parties reached a stipulation, pursuant to which Plaintiffs voluntarily dismissed the claims asserted in the action, and agreed that they would not amend the complaint or appeal the Court’s order. The case is now closed. Lawsuits such as this could divert a significant amount of the Group’s attention and other resources from the Group’s business and operations, which could harm the Group’s results of operations and require the Group to incur significant expenses to defend the lawsuit. Any such lawsuit, whether or not successful, could harm the Group’s reputation and restrict the Group’s ability to raise capital in the future. In addition, if a claim is successfully made against the Group, the Group may be required to pay significant damages, which could have a material adverse effect on the Group’s financial condition and results of operations. Furthermore, there can be no assurance that the Group’s insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The Group also may be subject to claims for indemnification related to these matters, and the Group cannot predict the impact that indemnification claims may have on the Group’s business, financial condition or results of operations.
The Staff of the Division of Enforcement of the SEC is conducting an investigation relating to the Company’s disclosures for fiscal year 2015 regarding its relationship with one of its advertising business partners. The SEC investigation also relates to Rule 10b5-1 trading plans entered into by certain current and former officers and directors of the Company and sales of the Company’s ADS under those plans in 2015 and 2016. The Company and its current and former officers and directors have been fully cooperating with the SEC and are in discussions with the SEC concerning the potential outcome of the investigation. While the Group believe the SEC investigation is nearing conclusion, the exact duration and outcome of the SEC matter cannot be predicted at this time. A settlement or litigation with the SEC could include allegations by the SEC of violations of the U.S. securities laws against the Company and/or the current and former officers and directors of the Company involved, seeking various remedies, including penalties, fines, injunctive relief, a cease and desist order, officer and director bars, certain compliance undertakings and other limitations or sanctions under the U.S. securities laws. The Company recorded a loss contingency amounting to US
$1.5
million as of December 31, 2020. Based on recent developments, in the opinion of management and based on advice of the Company’s legal counsel, the Company is currently unable to ascertain the ultimate outcome, including an estimate of the amount of the loss or a range of loss, if any, in connection with the SEC investigation or any potential litigation. Therefore, the amount of loss cannot be reasonably estimated, and the Company reversed the
previously accrued loss contingency as of December 31, 2021.
Except for the class actions and investigation mentioned above, the Group is involved in several other proceedings as of December 31, 2021 which are either immaterial, or the Group does not believe that a reasonable possibility of loss has been incurred as the proceedings are in the early stages, and/or there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. As a result, there is considerable uncertainty regarding the timing or ultimate resolution of such matters, which includes eventual loss, fine, penalty or business impact, if any, and therefore, an estimate for the reasonably possible loss or a range of reasonably possible losses cannot be made. However, the Group believes that such matters, individually and in the aggregate, when finally resolved, are reasonably likely not to have a material adverse effect on the Group’s consolidated results of operations, financial position and cash flows.

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

17.	SHAREHOLDERS’ EQUITY
Ordinary shares
Immediately following the IPO, the Memorandum and Articles of Association were amended and restated such that the authorized share capital of the Company was reclassified and redesignated into 10,000,000,000 shares comprising of (i) 7,600,000,000 Class A ordinary shares; (ii) 1,400,000,000 Class B ordinary shares; and (iii) 1,000,000,000 reserved shares at par value of US$0.000025 per share. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each share of Class A ordinary shares is entitled to one vote per share and is not convertible into Class B ordinary shares under any circumstances. Each share of Class B ordinary shares is entitled to ten votes per share and is convertible into one Class A ordinary share at any time by the holder thereof. Upon any transfer of Class B ordinary shares by the holder thereof to any person or entity that is not an affiliate of such holder, such Class B ordinary shares would be automatically converted into an equal number of Class A ordinary shares. There were 520,723 and nil Class B ordinary shares transferred to Class A ordinary shares in the years ended December 31, 2020 and 2021, respectively.
As of December 31, 2020, there were 482,113,756 and 945,496,827 Class A and Class B ordinary shares outstanding. As of December 31, 2021, there were 487,234,522 and 945,496,827 Class A and Class B ordinary shares outstanding.

The vested restricted shares but have not physically been issued are considered outstanding as each period end and included in the calculation of basic (loss) earning per share.
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

	As of December 31,
	2020	2021
	RMB	RMB	US$
PRC statutory reserve funds	54,992	57,616	9,041
Unreserved retained earnings	802,196	447,469	70,218

Total retained earnings	857,188	505,085	79,259

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Under PRC laws and regulations, there are restrictions on the Company’s subsidiaries in the PRC and VIEs with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Such restriction amounted to RMB1,399,065 (US$219,544) as of December 31, 2021.
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
Accumulated other comprehensive income
The components of accumulated other comprehensive income were as follows:

	Foreign currency translation adjustment	Unrealized gains on available- for sale Securities	Total
	RMB	RMB	RMB
Balance at January 1, 2019	253,054	(3,750)	249,304
Other comprehensive income before reclassification	77,097	10,913	88,010
Other comprehensive income attribute to noncontrolling interests	459	—	459

Balance at December 31, 2019	330,610	7,163	337,773
Other comprehensive loss before reclassification	(167,476)	(7,251)	(174,727)
Other comprehensive income attribute to noncontrolling interests	294	—	294

Balance at December 31, 2020	163,428	(88)	163,340
Other comprehensive loss before reclassification	(75,536)	—	(75,536)
Other comprehensive income attribute to noncontrolling interests	458	—	458

Balance at December 31, 2021	88,350	(88)	88,262

Balance at December 31, 2021, in US$	13,864	(14)	13,850

There was nil tax expense or benefit recognized related to the changes of each component of accumulated other comprehensive income for the years ended December 31, 2019, 2020 and 2021.

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

18.	(LOSS) EARNINGS PER SHARE
Basic and diluted earnings per share for each of the years presented are calculated as follows, the effect of share options and restricted share units were excluded from the computation of diluted net loss per share for the years ended December 31, 2019 and 2021, as its effect would be anti-dilutive:

	Year ended December 31
	2019	2020	2021
	Ordinary shares	Ordinary shares	Class A Ordinary shares	Class A Ordinary shares	Class B Ordinary shares	Class B Ordinary shares
	RMB	RMB	RMB	US$	RMB	US$
(Loss) earnings per share—basic
Numerator:
Net (loss) income attributable to Cheetah Mobile Inc.	(313,977)	416,732	(118,975)	(18,670)	(232,151)	(36,430)
Accretion of redeemable noncontrolling interests	(29,865)	—	—	—	—	—
Dilution effect arising from dividends declared on share awards of consolidated subsidiaries	(326)	(10,669)	(681)	(107)	(1,328)	(208)

Net (loss) income attributable to Cheetah Mobile Inc. after accretion of redeemable noncontrolling interests and dilution effect arising from share-based awards issued by subsidiaries	(344,168)	406,063	(119,656)	(18,777)	(233,479)	(36,638)
Denominator:
Weighted average number of ordinary shares outstanding	1,369,041,418	1,402,509,386	484,555,775	484,555,775	945,496,827	945,496,827

(Loss) earnings per share—basic	(0.2514)	0.2895	(0.2469)	(0.0388)	(0.2469)	(0.0388)

(Loss) earnings per share—diluted
Numerator:
Net (loss) income attributable to Cheetah Mobile Inc. after accretion of redeemable noncontrolling interests and dilution effect arising from share-based awards issued by subsidiaries	(344,168)	406,063	(119,656)	(18,777)	(233,479)	(36,638)
Reallocation of net income as a result of conversion of Class B into Class A ordinary shares	—	—	(233,479)	(36,638)	—	—

Net (loss) income attributable to ordinary shareholders	(344,168)	406,063	(353,135)	(55,415)	(233,479)	(36,638)

Denominator:
Weighted average ordinary shares outstanding	1,369,041,418	1,402,509,386	484,555,775	484,555,775	945,496,827	945,496,827
Dilutive effect of Share-based awards	—	18,558,520	—	—	—	—
Conversion of Class B into Class A ordinary shares	—	—	945,496,827	945,496,827	—	—

Denominator used for (loss) earnings per share	1,369,041,418	1,421,067,906	1,430,052,602	1,430,052,602	945,496,827	945,496,827

(Loss) earnings per share—diluted	(0.2514)	0.2857	(0.2469)	(0.0388)	(0.2469)	(0.0388)

(Loss) earnings per ADS:
Denominator used for (loss) earnings per ADS—basic	136,904,142	140,250,939	48,455,578	48,455,578
Denominator used for (loss) earnings per ADS—diluted	136,904,142	142,106,791	143,005,260	143,005,260
(Loss) earnings per ADS—basic	(2.5140)	2.8953	(2.4694)	(0.3875)

(Loss) earnings per ADS—diluted	(2.5140)	2.8575	(2.4694)	(0.3875)

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

19.	EMPLOYEE BENEFIT
Full time employees of the Group participate in government mandated defined contribution plan, pursuant to which certain welfare benefits are provided to employees. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were approximately RMB193,990, RMB93,658 and RMB56,490 (US$8,865) for the years ended December 31, 2019, 2020 and 2021, respectively.

20.	FAIR VALUE MEASUREMENT
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

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Assets and liabilities measured or disclosed at fair value on a recurring basis
In accordance with ASC
820-10,
the Group measures equity investments with readily determinable fair value, equity investment accounted for using fair value option and available-for-sale
debt securities at fair value on a recurring basis. The equity investments with readily determinable fair value and short-term available-for-sale
debt securities are classified within Level 1 as the fair value is measured using quoted market data, or Level 2 as the fair value is measured by using indirectly inputs observable in the marketplace. The equity investment accounted for using fair value option and long-term available-for-sale debt securities are classified with in Level 3 in the fair value hierarchy.
Assets and liabilities measured on a recurring basis or disclosed at fair value are summarized below:

	Total Fair Value	Total Fair Value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total gains (losses)
	RMB	US$	RMB	RMB	RMB	RMB
Fair value measurement—Recurring:
As of December 31, 2021
Short-term investment
Available-for-sale debt securities	262,169	41,140		262,169		1,441
Long-term Investment
Available-for-sale debt securities	46,339	7,272			46,339
Equity investments accounted for using fair value option	362,235	56,843			362,235	6,537
As of December 31, 2020
Short-term investment
Available-for-sale debt securities	1,830			1,830		(7,365)
Long-term Investment
Equity investments with readily determinable fair value	11,411		11,411			5,327
Equity investments accounted for using fair value option	364,298				364,298	857
Reconciliations of assets categorized within Level 3 under the fair value hierarchy are as follow:

Amounts
RMB
Balance as of January 1, 2019	—
Addition	497,796
Fair value change	(102,555)
Foreign exchange translation adjustments	(6,660)

Balance as of December 31, 2019	388,581
Addition	—
Fair value change	857
Foreign exchange translation adjustments	(25,140)

Balance as of December 31, 2020	364,298
Addition	46,339
Fair value change	6,537
Foreign exchange translation adjustments	(8,600)

Balance as of December 31, 2021	408,574

Balance as of December 31, 2021 in US$	64,114

(i)	There were no transfers of fair value measurements into or out of Level 3 for the years ended December 31, 2019, 2020 and 2021.

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

The Group measured equity investment accounted for using fair value option and available-for-sale
debt securities on recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2021. The significant unobservable inputs used in the fair value measurement and the corresponding impacts to the fair values are presented below:

	Fair value	Valuation technique	Unobservable inputs	Range
Equity investments accounted for using fair value option	362,235	Discount cash flow method	• Weighted average cost of capital (“WACC”)	17.5%

			• Compound Annual Growth Rate (“CAGR”)	16.4%

			• EBIT Margin	7.7%~16.2%
A sensitivity analysis of the investment in equity investment accounted for using fair value option shows that, with all other variables hold constant, an increase/decrease of 0.5% in the CAGR would cause the fair value of the investment increase/decrease by 1.8% and 1.7%, respectively; an increase/decrease of 0.5% in the WACC would cause the fair value of the investment decrease/increase by 5.4% and 5.8%, respectively; and an increase/decrease of 5% in the EBIT margin would cause the fair value of the investment increase/decrease by 9.0% and 8.8%, respectively.

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Assets and liabilities measured or disclosed at fair value on a non-recurring
basis

The Group measures certain financial assets as equity investments accounted for using equity method at fair value on a nonrecurring basis only if an impairment loss were to be recognized. The Group measures equity securities accounted for using measurement alternative on a non-recurring
basis only if there are observable price changes in orderly transactions for identical or similar investments of the same issuer, or an impairment loss were to be recognized. The Group also measures the remaining interests upon deconsolidation of certain businesses at fair value on a non-recurring
basis. The Group’s
non-financial
assets, such as intangible assets, goodwill and property and equipment, would be measured at fair value only if they were determined to be impaired.
The following table summarizes the Company’s assets held as of December 31, 2020 and 2021 for which a non-recurring
fair value measurement was recorded during the years ended December 31, 2020 and 2021:

	Total Balance	Total Balance	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total (losses) gains
	RMB	US$	RMB	RMB	RMB	RMB
Fair value measurement—Non-Recurring:
As of December 31, 2021
Equity investments accounted for using the measurement alternative	738,292	115,854			738,292	(284,736)
As of December 31, 2020
Property and equipment, net	85,094				85,094	(9,226)
Intangible assets, net	—				—	(17,746)
Equity investments accounted for using the measurement alternative	585,958				585,958	55,942
Equity investments accounted using equity method	18,000				18,000	—

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

For equity securities accounted for under the measurement alternative, when there are observable price changes in orderly transactions for identical or similar investments of the same issuer, the investments are re-measured
to fair value (Note 4). The
non-recurring
fair value measurements to the carrying amount of an investment usually requires management to estimate a price adjustment for the different rights and obligations between a similar instrument of the same issuer with an observable price change in an orderly transaction and the investment held by the Group. These non-recurring
fair value measurements were measured as of the observable transaction dates. The valuation methodologies involved require management to use the observable transaction price at the transaction date and other unobservable inputs (level 3) such as volatility of comparable companies and probability of exit events as it relates to liquidation and redemption preferences. When there is impairment of equity securities accounted for under the measurement alternative, the non-recurring
fair value measurements are measured at the date of impairment. The Company uses valuation methodologies, the market approach and income approach, which requires management to use unobservable inputs (level 3). All impairments recorded in the year ended December 31, 2021 were resulted from full impairments except for certain equity investments, which were
written down from carrying value of RMB908,184 to fair value of RMB583,804 (US$91,612) as of December 31, 2021. In 2021, the Group sold part of equity interest of an investment previously accounted for using the measurement alternative and the remaining equity interest held was reclassified and accounted for as available-for-sale debt securities since the Group has a put option to require the equity investee to redeem the Group’s equity interest at the Group’s option. The Group remeasured the fair value of the investment upon the reclassification with a remeasurement loss of RMB42,883 (US$6,729) recorded in “Other expense” in the consolidated comprehensive (loss) income. The significant unobservable inputs used in the fair value measurement and the corresponding impacts to the fair values are presented below:

	Fair value	Valuation technique	Unobservable inputs	Range
Equity investments accounted for using measurement alternative	738,292	Black-Scholes method	• IPO Probability	30% to 40%
			• Volatility	49% to 54%
		Market Approach	• IPO Probability	25%
			• Volatility	57%
			• DLOM	10%
		Discount cash flow method	• WACC	19.50%
			• CAGR	32.9%
			• EBIT Margin	-33.2%~29.2%

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

A sensitivity analysis of the fair value including the impairment of the equity investments accounted for using the measurement alternative shows that, with all other variables hold constant, an increase/decrease o
f 5%
 in the IPO probability would cause the fair value of the investments increase/decrease by
1.2%
,
respectively; an increase/decrease of
 5%
in the volatility would cause the fair value of the investments increase/decrease by
0.3%

and
 0.2%,
respectively; an increase/decrease
 5%
in the DLOM would cause the fair value of the investments decrease/increase by
1.8%
,

respectively; an increase/decrease of
 0.5%
in the CAGR would cause the fair value of the investment increase/decrease by
 1%
, respectively; an

increase/decrease

of 0.5%

in the WACC would cause

the fair value of the investment decrease/increase by
3
%
,

respectively;

and an increase/decrease

of
5% in the EBIT margin would cause the fair value of the investment increase/decrease by
4
%
,
respectively.

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

2 1 .	CONDENSED FINANCIAL INFORMATION OF THE COMPANY
Balance Sheets

	As of December 31,
	2020	2021
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	18,243	20,401	3,201
Short-term investments	—	—	—
Prepayments and other current assets	131,128	147,396	23,130
Due from subsidiaries and related parties	1,429,987	3,124,311	490,273

Total current assets	1,579,358	3,292,108	516,604

Non-current assets
Long-term investments	492,714	446,969	70,139
Investment in subsidiaries	2,625,791	897,699	140,869
Other non-current assets	—	2,881	450

Total non-current assets	3,118,505	1,347,549	211,458

Total assets	4,697,863	4,639,657	728,062

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued expenses and other current liabilities	22,893	19,110	2,999
Due to subsidiaries and related parties	754,136	1,159,795	181,997
Income tax payable	2,769	11,997	1,883

Total current liabilities	779,798	1,190,902	186,879

Deferred tax liabilities	39,830	40,908	6,419
Other non-current liabilities	130,854	128,721	20,199

Total non-current liabilities	170,684	169,629	26,618

Total liabilities	950,482	1,360,531	213,497

Shareholders’ equity
Class A ordinary shares (par value of US$0.000025 per share; 7,600,000,000 shares authorized; 482,113,756 and 487,234,522 shares issued as of December 31, 2020 and 2021, respectively; 482,113,756 and 487,234,522 shares outstanding as of December 31, 2020 and 2021, respectively)	78	79	12
Class B ordinary shares (par value of US$0.000025 per share; 1,400,000,000 shares authorized; 957,465,244 and 957,465,244 shares issued as of December 31, 2020 and 2021, respectively; 945,496,827 and 945,496,827 shares outstanding as of December 31, 2020 and 2021, respectively)	156	156	24
Additional paid-in capital	2,726,619	2,685,544	421,420
Retained earnings	857,188	505,085	79,259
Accumulated other comprehensive income	163,340	88,262	13,850

Total shareholders’ equity	3,747,381	3,279,126	514,565

Total liabilities and shareholders’ equity	4,697,863	4,639,657	728,062

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Statements of Comprehensive (loss) income

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Revenues	—	—	—	—
Cost of revenues	(5)	—	—	—
Gross profit	(5)	—	—	—
Operating expenses
Research and development	(858)	(482)	(3)	—
General and administrative	(41,872)	(45,159)	(21,978)	(3,449)
Impairment of goodwill	(64,154)	—	—	—

Total operating expenses	(106,884)	(45,641)	(21,981)	(3,449)

Equity in loss of subsidiaries	(495,735)	(168,217)	(352,616)	(55,336)
Interest income (expense), net	21,677	2,325	(9)	(1)
Foreign exchange gains (loss), net	152	(315)	71	11
Other income, net	306,006	711,629	35,537	5,577

(Loss) income before income taxes	(274,789)	499,781	(338,998)	(53,198)

Income tax expense s	(39,188)	(83,049)	(12,128)	(1,903)

Net ( l oss) income	(313,977)	416,732	(351,126)	(55,101)

Other comprehensive income (loss), net of tax of nil
Unrealized gains (losses) on available-for-sale securities, net	10,913	(7,250)	—	—
Foreign currency translation adjustments	77,556	(167,183)	(75,078)	(11,781)

Other comprehensive income (loss)	88,469	(174,433)	(75,078)	(11,781)

Total comprehensive ( l oss) income	(225,508)	242,299	(426,204)	(66,882)

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Statements of Cash Flows

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Net cash (used in) provided by operating activities	(15,258)	(2,186)	666	105
Net cash provided (used in) by investing activities	375,584	1,345,523	(864,999)	(135,737)
Net cash (used in) provided by financing activities	(494,055)	(1,453,285)	891,960	139,968
Effect of exchange rate changes on cash and cash equivalents and restricted cash	64,769	(121,395)	(25,469)	(3,997)

Net (decrease) increase in cash and cash equivalents and restricted cash	(68,960)	(231,343)	2,158	339

Cash and cash equivalents and restricted cash at beginning of the year	318,546	249,586	18,243	2,863

Cash and cash equivalents and restricted cash at end of the year	249,586	18,243	20,401	3,202

(a) Basis of presentation
For the Company only condensed financial information, the Company records its investment in its subsidiaries, VIEs and subsidiaries of VIEs under the equity method of accounting. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries” and share of their income as “Equity in profit (loss) of subsidiaries” on the condensed statements of comprehensive (loss) income. The subsidiaries VIEs and subsidiaries of VIEs did not pay any dividends to the Company for any of the years presented.
The Company only condensed financial information should be read in conjunction with the Group’s consolidated financial statements.
(b) Commitments and contingencies
The Company does not have any significant commitments or long-term obligations as of any of the periods presented.
The Company and certain of its current and former officers have been named as defendants in two putative securities class actions filed on June 25, 2020 and July 31, 2020 respectively in the U.S. District Court for the Central District of California. On August 24, 2020, the Court consolidated the two cases under the caption
In Re: Cheetah Mobile, Inc. Securities Litigation
(Case No.
2:20-cv-05696).
On March 15, 2021, an amended complaint was filed. According to the amended complaint, the action is purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in our ADRs between April 26, 2017 and March 24, 2020. The action alleges that the Company made false or misleading statements regarding the Company’s business and operations in violation of the Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule
10b-5
promulgated thereunder. Briefing on the Company’s motion to dismiss the complaint was completed in July 2021. On March 30, 2022, the Court granted the Company’s motion to dismiss, with leave for Plaintiffs to amend the complaint. On May 6, 2022, the parties reached a stipulation, pursuant to which Plaintiffs voluntarily dismissed the claims asserted in the action, and agreed that they would not amend the complaint or appeal the Court’s order. The case is now closed. Lawsuits such as this could divert a significant amount of the Company’s attention and other resources from the Company’s business and operations, which could harm the Company’s results of operations and require the Company to incur significant expenses to defend the lawsuit. Any such lawsuit, whether or not successful, could harm the Company’s reputation and restrict the Company’s ability to raise capital in the future. In addition, if a claim is successfully made against the Company, the Company may be required to pay significant damages, which could have a material adverse effect on the Company’s financial condition and results of operations. Furthermore, there can be no assurance that the Company’s insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The Company also may be subject to claims for indemnification related to these matters, and the Company cannot predict the impact that indemnification claims may have on the Company’s business, financial condition or results of operations.

CHEETAH MOBILE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

The Staff of the Division of Enforcement of the SEC is conducting an investigation relating to the Company’s disclosures for fiscal year 2015 regarding its relationship with one of its advertising business partners. The SEC investigation also relates to Rule
10b5-1
trading plans entered into by certain current and former officers and directors of the Company and sales of the Company’s ADS under those plans in 2015 and 2016. The Company and its current and former officers and directors have been fully cooperating with the SEC and are in discussions with the SEC concerning the potential outcome of the investigation. While the Company believe the SEC investigation is nearing conclusion, the exact duration and outcome of the SEC matter cannot be predicted at this time. A settlement or litigation with the SEC could include allegations by the SEC of violations of the U.S. securities laws against the Company and/or the current and former officers and directors of the Company involved, seeking various remedies, including penalties, fines, injunctive relief, a cease and desist order, officer and director bars, certain compliance undertakings and other limitations or sanctions under the U.S. securities laws. The Company recorded a loss contingency amounting to US
$1.5
million as of December 31, 2020. Based on recent developments, in the opinion of management and based on advice of the Company’s legal counsel, the Company is currently unable to ascertain the ultimate outcome, including an estimate of the amount of the loss or a range of loss, if any, in connection with the SEC investigation or any potential litigation. Therefore, the amount of loss cannot be reasonably estimated, and the Company reversed
the
previously accrued loss contingency as of December 31, 2021.
Except for the class action and investigation mentioned above, the Company is involved in several other proceedings as of December 31, 2021 which are either immaterial, or the Company does not believe that a reasonable possibility of loss has been incurred as the proceedings are in the early stages, and/or there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. As a result, there is considerable uncertainty regarding the timing or ultimate resolution of such matters, which includes eventual loss, fine, penalty or business impact, if any, and therefore, an estimate for the reasonably possible loss or a range of reasonably possible losses cannot be made. However, the Company believes that such matters, individually and in the aggregate, when finally resolved, are reasonably likely not to have a material adverse effect on the Company’s consolidated results of operations, financial position and cash flows.