Form 20-F
period 2022-12-31
Cheetah Mobile Inc.
filed 2023-04-18
CIK 1597835

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ________

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

No.7 Sanjianfangnanli

Chaoyang District

Beijing 100024

People’s Republic of China

Tel: +86-10-6292-7779

Email: IR@cmcm.com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares, each representing fifty Class A ordinary shares Class A ordinary shares, par value US$0.000025 per share*	CMCM	The New York Stock Exchange

* Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares, each representing fifty Class A ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

NONE

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

NONE

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 479,458,004 Class A ordinary shares and 970,015,685 Class B ordinary shares, par value US$0.000025 per share, as of December 31, 2022.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒

				Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13 (a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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
•
“ADSs” refers to American depositary shares, each of which represents fifty of our Class A ordinary shares;
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

Due to rounding, numbers presented throughout this annual report may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

We present our financial results in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this annual report is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.8972 to US$1.00, the exchange rate on December 30, 2022 set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any RMB or U.S. dollar amount could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all.

Effective September 2, 2022, we effected a change of the ratio of the ADS to our Class A ordinary shares from one ADS representing ten Class A ordinary share to one ADS representing fifty Class A ordinary shares. Currently, each ADS represents fifty Class A ordinary shares. The change in the ratio of the ADS to our Class A ordinary shares had no impact on our underlying Class A ordinary shares, and no Class A ordinary shares were issued or cancelled in connection with the change in the ratio of the ADS to our Class A ordinary shares. Unless otherwise indicated, ADSs and per ADS amount in this annual report have been retroactively adjusted to reflect the changes in ratio for all periods presented.

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

Item 3. Key Information

Our Holding Company Structure and Contractual Arrangements with the Consolidated Variable Interest Entities

Cheetah Mobile Inc. is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in its consolidated variable interest entities. We conduct our operations in China through (i) our PRC subsidiaries and (ii) the consolidated variable interest entities and their subsidiaries with which we have maintained contractual arrangements. PRC laws and regulations restrict and impose conditions on foreign investment in the internet industry, including the mobile internet industry. Accordingly, we operate part of our business in China through the consolidated variable interest entities, and rely on contractual arrangements among our PRC subsidiaries, the consolidated variable interest entities and their shareholders to control the business operations of the consolidated variable interest entities. External revenues contributed by the consolidated variable interest entities accounted for 36.6%, 33.1% and 31.8% of our total revenues for the years of 2020, 2021 and 2022, respectively. As used in this annual report, “we,” “us,” “our company,” or “our” refers to Cheetah Mobile Inc., its subsidiaries and, in the context of describing our operations and consolidated financial information, the consolidated variable interest entities and their subsidiaries in China, including but not limited to Beijing Mobile, Beijing Network and Beijing Conew. References to the consolidated variable interest entities may include their subsidiaries, depending on the context as appropriate.

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

Risks and Uncertainties Related to Doing Business in China

We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of Risks Relating to Doing Business in China, please refer to risks disclosed under “Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China.”

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Failure to meet the PRC government’s complex regulatory requirements on our business operation could have a material adverse effect on our operations and the value of our ADSs.”

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

Our business requires us to collect, store and process certain personal data relating to our customers. In recent years, the PRC regulators have tightened the regulations of the collection, storage, use, processing, transmission, provision, disclosure and deletion of personal information and data. Privacy, data protection and cybersecurity concerns and domestic or foreign laws and regulation may reduce the effectives of our business operating, and may result in significant costs and compliance challenges, and adversely affect our business. On December 28, 2021, twelve regulatory authorities jointly released the Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures provides that a critical information infrastructure operator purchasing network products and services, and platform operators carrying out data processing activities which affect or may affect national security, must apply for cybersecurity review. The Cybersecurity Review Measures also provides that a platform operator with more than one million users’ personal information aiming to list abroad must apply for cybersecurity review. New York Stock Exchange fall within the definition of “abroad” in the provision, however, we are already listed on the New York Stock Exchange, therefore, there can be no assurance if we are required to follow the cybersecurity review or the security assessment procedures, and if so, whether we would be able to complete the applicable cybersecurity review or the security assessment procedures in a timely manner.

On December 31, 2021, the CAC, MIIT, the Ministry of Public Security, the SAM promulgated the Administrative Provisions on Internet Information Service Algorithm Recommendation, or the Provisions on Algorithm Recommendation, which came into effect on March 1,2022. However, as the scope of algorithm recommendation service providers with public sentiment attributes or social mobilizing capability is currently unclear under the Provisions on Algorithm Recommendation, there remains substantial uncertainties as to its interpretation and enforcement. The internet information services algorithm filing system was launched on March 1, 2022, and we may have to subject the report filing obligation through such system.

On July 7, 2022, the Cyberspace Administration of China, or the CAC promulgated the Security Assessment Measures for Outbound Data Transfer, or the Security Assessment Measures, which took effect on September 1, 2022. The Security Assessment Measures require that any data processor which processes or exports personal information exceeding certain volume threshold under such measures shall apply for security assessment by the CAC before transferring any personal information outbound. The security assessment requirement also applies to any transfer of important data outside of China. We do not expect the Security Assessment Measures to have material impact on our daily operations in respect of the outbound data transfer. However, since the Security Assessment Measures is newly promulgated, there are uncertainties as to its interpretation and application. There can be no assurance that relevant regulatory authority will take the same view as ours. In the event if the regulatory authority deems certain of our activities as a cross-border data transfer, we will be subject to the relevant requirements.

For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Actual or alleged failure to comply with laws and regulations on cybersecurity and data protection could damage our reputation, discourage current and potential users from using our products and services applications and subject us to damages, administrative penalties and criminal liabilities, which could have material adverse effects on our business and results of operation.”

The Holding Foreign Companies Accountable Act

Trading in our securities on U.S. markets, including the OTC market, may be prohibited under the Holding Foreign Companies Accountable Act, or the HFCAA, if the Public Company Accounting Oversight Board, or the PCAOB, determines that it is unable to inspect or investigate completely our auditor for two consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, or the 2021 Determinations. As of the date of this annual report, our auditor is not included in the 2021 Determinations. However, our former auditor, Ernst & Young Hua Ming LLP, or EY, was subject to the 2021 Determinations. Therefore, we have been identified as a “Commission-Identified Issuer” shortly after the filing of our annual report on Form 20-F in August 2022.

On December 15, 2022, the PCAOB determined that it was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong in 2022 and vacated the 2021 Determinations accordingly. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA for the fiscal year ended December 31, 2022 after we file our annual report on Form 20-F for such fiscal year. Accordingly, until such time as the PCAOB issues any new determination, we believe that we are at no risk of having our securities subject to a trading prohibition under the HFCAA.

However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, the PCAOB will make determinations under the HFCAA as and when appropriate then such lack of inspection could cause our securities to be delisted from the stock exchange. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The ADSs may be prohibited from trading in the United States under the HFCAA if the PCAOB is unable to inspect or fully investigate our auditor. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and consolidated variable interest entities in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and consolidated variable interest entities have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company and the consolidated variable interest entities in China, including, among others, Internet Content Provider Licenses, or ICP Licenses, for the provision of internet information services, a license for value-added telecommunications services with the specification of online data processing and transaction processing business, or EDI license, Business License of Value-Added Telecommunications Services, or SP license, and Computer Information System Security Products Sales License for our mobile and PC security applications. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. Any lack of, or failure to keep, requisite licenses, permits, filings or approvals to our business operations, may harm our business. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may be adversely affected by the complexity of, and uncertainties and changes in, PRC regulation on mobile and PC internet businesses and companies.”

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

However, the PRC government has recently exerted more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

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

Under PRC laws and regulations, our PRC subsidiaries and consolidated variable interest entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the consolidated variable interest entities in which we have no legal ownership, totaling RMB218.4 million, RMB200.6 million and RMB201.7 million (US$29.2 million) as of December 31, 2020, 2021 and 2022, respectively. For details, see “Item 3. Key Information—Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from loans to our PRC entities or to make additional capital contributions to our PRC subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business.”

For the years ended December 31, 2020, 2021 and 2022, certain of our PRC subsidiaries have declared dividends to our Hong Kong subsidiaries for an aggregate amount of RMB19.6 million, RMB9.5 million and nil; the dividend payments are subject to withholding tax. We have made tax provisions based on the corresponding tax rate. If our PRC subsidiaries further declare and distribute profits earned after January 1, 2008 in the future, the dividend payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company. For the potential distributable profits to be distributed to our qualified Hong Kong incorporated subsidiary, the deferred tax liabilities are accrued at a 5% withholding tax rate. Cheetah Mobile Inc. transfers cash to its wholly-owned Hong Kong and Singapore subsidiaries, by making capital contributions or providing loans, and the Hong Kong or Singapore subsidiaries transfer cash to the subsidiaries in China by making capital contributions, providing loans or by making payment for inter-group transactions. Because Cheetah Mobile Inc. and its subsidiaries have contractual arrangements with the VIEs instead of equity ownership, they are not able to make direct capital contribution to the VIEs and their subsidiaries. However, they may transfer cash to the VIEs by loans or by making payment to the VIEs for inter-group transactions.

For the years ended December 31, 2020, 2021 and 2022, Cheetah Mobile Inc. through its intermediate holding companies provided capital contribution and loans with principal amount of RMB309.7 million, RMB74.2 million and RMB92.3 million (US$13.4 million), respectively, to its subsidiaries in China, and the subsidiaries haven’t repaid the loans for the years ended December 31, 2020, 2021 and 2022. For the years ended December 31, 2020, 2021 and 2022, our PRC subsidiaries provide technical support, marketing and operating services to our overseas subsidiaries, total amounts paid for such services by our overseas subsidiaries to our PRC subsidiaries were RMB54.7 million, RMB3.3 million and RMB9.5 million (US$1.4 million). In 2020, our PRC subsidiaries transferred some game assets to one of our Hong Kong subsidiary, the total consideration of such transfer was US$15.5 million which was fully paid in 2021.

For the years ended December 31, 2020, 2021 and 2022, our consolidated VIEs received debt financing of RMB278.0 million, RMB91.1 million and RMB128.4 million (US$18.6 million) from Cayman and subsidiaries, respectively, and the VIEs repaid the principal amount of RMB286.6 million, RMB121.0 million and RMB139.9 million (US$20.3 million), respectively to the related subsidiaries.

The VIEs may transfer cash to the relevant subsidiaries by paying service fees related to technical support, backoffice support, marketing and sales agency services. For the years ended December 31, 2020, 2021 and 2022, the total amount of service fees that VIEs paid to the relevant subsidiaries related to such services was RMB243.6 million, RMB155.3 million and RMB154.7 million (US$22.4 million), respectively. The VIEs also provide cloud and promotion services to our subsidiaries, the total amount received from the relevant subsidiaries related to such services was RMB53.2 million, RMB33.3 million and RMB57.6 million (US$8.4 million), respectively for the years ended December 31, 2020, 2021 and 2022.

For the years ended December 31, 2020, 2021 and 2022, no material assets other than the above cash transactions were transferred between our subsidiaries and the consolidated variable interest entities.

Cheetah Mobile Inc. declared and paid cash dividends on its ordinary shares of approximately US$200.0 million in 2020.We currently don’t have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares, see “Item 10. Additional Information—E. Taxation.”

Financial Information Related to The Consolidated Variable Interest Entities

The following table presents the condensed consolidating schedule of financial information of Cheetah Mobile Inc., its subsidiaries, and its consolidated variable interest entities and other entities as of the dates presented.

Selected Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) Data

	For the Year Ended December 31, 2022
	Cheetah Mobile Inc.	Company Subsidiaries	Consolidated Variable Interest Entities	Eliminations	Consolidated Total
	(RMB, in thousands)
Revenues	—	833,330	344,288	(293,552)	884,066
Net (loss) income	(513,475)	(486,404)	3,792	475,396	(520,691)

	For the Year Ended December 31, 2021
	Cheetah Mobile Inc.	Company Subsidiaries	Consolidated Variable Interest Entities	Eliminations	Consolidated Total
	(RMB, in thousands)
Revenues	—	894,352	320,942	(430,678)	784,616
Net (loss) income	(351,126)	(358,345)	(8,489)	364,756	(353,204)

	For the Year Ended December 31, 2020
	Cheetah Mobile Inc.	Company Subsidiaries	Consolidated Variable Interest Entities	Eliminations	Consolidated Total
	(RMB, in thousands)
Revenues	—	1,316,872	659,626	(423,853)	1,552,645
Net income (loss)	416,732	(48,734)	(8,825)	51,984	411,157

Selected Condensed Consolidated Balance Sheets Data

	As of December 31, 2022
	Cheetah Mobile Inc.	Company Subsidiaries	Consolidated Variable Interest Entities	Eliminations	Consolidated Total
	(RMB, in thousands)
Cash and cash equivalents	130,746	1,163,321	221,732	—	1,515,799
Restricted cash	—	696	—	—	696
Short-term investments	—	93,147	63,035	—	156,182
Due from related parties, net	—	173,393	25,706	—	199,099
Others	111,986	1,097,519	42,414	—	1,251,919
Total current assets	242,732	2,528,076	352,887	—	3,123,695
Investments in subsidiaries	474,435	—	—	(474,435)	—
Due from related parties, net	—	3,840	—	—	3,840
Others	477,366	1,171,499	363,019	—	2,011,884
Total non-current assets	951,801	1,175,339	363,019	(474,435)	2,015,724
Amount due from Group companies	2,345,588	1,596,664	737,129	(4,679,381)	—
Total assets	3,540,121	5,300,079	1,453,035	(5,153,816)	5,139,419
Due to related parties	—	9,349	14,280	—	23,629
Others	23,700	1,518,632	212,566	—	1,754,898
Total current liabilities	23,700	1,527,981	226,846	—	1,778,527
Total non-current liabilities	181,508	72,259	2,339	—	256,106
Amount due to Group companies	301,582	3,234,651	1,143,148	(4,679,381)	—
Total liabilities	506,790	4,834,891	1,372,333	(4,679,381)	2,034,633

Selected Condensed Consolidated Balance Sheets Data (Continued)

	As of December 31, 2021
	Cheetah Mobile Inc.	Company Subsidiaries	Consolidated Variable Interest Entities	Eliminations	Consolidated Total
	(RMB, in thousands)
Cash and cash equivalents	20,401	1,526,029	37,496	—	1,583,926
Restricted cash	—	637	144	—	781
Short-term investments	—	142,616	120,197	—	262,813
Due from related parties, net	—	46,709	54,624	—	101,333
Others	147,396	467,870	34,368	—	649,634
Total current assets	167,797	2,183,861	246,829	—	2,598,487
Investments in subsidiaries	897,699	—	—	(897,699)	—
Due from related parties, net	—	111,335	—	—	111,335
Others	449,850	1,465,166	353,480	—	2,268,496
Total non-current assets	1,347,549	1,576,501	353,480	(897,699)	2,379,831
Amount due from Group companies	3,124,311	2,229,709	706,646	(6,060,666)	—
Total assets	4,639,657	5,990,071	1,306,955	(6,958,365)	4,978,318
Due to related parties	—	8,735	29,025	—	37,760
Others	31,107	1,129,974	155,053	—	1,316,134
Total current liabilities	31,107	1,138,709	184,078	—	1,353,894
Total non-current liabilities	169,629	86,705	7,947	—	264,281
Amount due to Group companies	1,159,795	3,876,360	1,024,511	(6,060,666)	—
Total liabilities	1,360,531	5,101,774	1,216,536	(6,060,666)	1,618,175

Selected Condensed Consolidated Cash Flows Data

	For the Year Ended December 31, 2022
	Cheetah Mobile Inc.	Company Subsidiaries	Consolidated Variable Interest Entities	Eliminations	Consolidated Total
	(RMB, in thousands)
Net cash (used in)/provided by operating activities	(26,054)	(552,598)	154,403	—	(424,249)
Net cash (used in)/ provided by investing activities	137,160	(14,883)	(98,598)	165,373	189,052
Net cash provided by/(used in) financing activities	—	32,046	128,461	(165,373)	(4,866)

	For the Year Ended December 31, 2021
	Cheetah Mobile Inc.	Company Subsidiaries	Consolidated Variable Interest Entities	Eliminations	Consolidated Total
	(RMB, in thousands)
Net cash provided by/(used in) operating activities	666	(121,934)	209,357	14,722	102,811
Net cash (used in)/provided by investing activities	(864,999)	251,806	(255,027)	1,089,056	220,836
Net cash provided by/(used in) financing activities	891,960	111,085	91,093	(1,103,778)	(9,640)

	For the Year Ended December 31, 2020
	Cheetah Mobile Inc.	Company Subsidiaries	Consolidated Variable Interest Entities	Eliminations	Consolidated Total
	(RMB, in thousands)
Net cash (used in)/provided by operating activities	(2,186)	419,715	(36,196)	(427,465)	(46,132)
Net cash provided by investing activities	1,345,523	85,901	21,168	427,771	1,880,363
Net cash (used in)/provided by financing activities	(1,453,285)	2,934	—	(306)	(1,450,657)

A.
Reserved
B.
Capitalization and Indebtedness

Not applicable.

C.
Reasons for the Offer and Use of Proceeds

Not applicable.

D.
Risk Factors

Summary of Risk Factors

An investment in our ADSs or ordinary shares involves significant risks. The following list summarizes some, but not all, of these risks. These risks are discussed more fully in this Item 3. Key Information—D. Risk Factors.

Risks Relating to Our Business and Industry

•
Our products users decreased in the past years and may continue to decrease in the future, which would materially and adversely affect our business, financial condition and results of operations would be materially and adversely affected.
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
•
If major mobile application distribution channels change their standard terms and conditions in a manner that is detrimental to us, or terminate their existing relationship with us or our partners, our business, financial condition and results of operations may be materially and adversely affected.

Risks Relating to Our Corporate Structure

•
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
•
Failure to meet the PRC government’s complex regulatory requirements on our business operation could have a material adverse effect on our operations and the value of our ADSs.
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
•
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

Risks Relating to Our Business and Industry

Our product users decreased in the past years and may continue to decrease in the future, which would materially and adversely affect our business, financial condition and results of operations would be materially and adversely affected.

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

Currently, a limited number of customers contribute a significant portion of our revenues. Our customers primarily comprise mobile advertising networks and partners, e-commerce companies, mobile application developers and mobile game developers, as well as individual customers, to which we refer traffic, sell advertisements, provide network security and technical services. In 2020, 2021 and 2022, our five largest customers in aggregate contributed approximately 28.0%, 35.6% and 46.3% of our revenues, respectively. We expect that a limited number of our customers will continue to contribute a significant portion of our revenues in the near future. If we lose any of these customers, or if revenues generated from a significant customer are substantially reduced due to, for example, increased competition, a significant change in the customer’s business policy or operation, suspected breach or violation to the underlying contract or policy, any deterioration in customer relationship, or significant delays in payments for our services, our business, financial condition and results of operations may be materially and adversely affected.

On February 20, 2020, our Google Play Store, Google AdMob and Google AdManager accounts were disabled, which adversely affected our ability to attract new users and generate revenue from Google and may lead to a more concentrated customer base in future. Furthermore, in 2020, we disposed certain internet business, which mainly include gaming-related business, and resulted in a contraction of our products and services. For the year ended December 31, 2020, our disposed business contributed approximately 34.5% of our revenues. As a result, our revenues from internet business decreased by 52.7% from RMB1,380.9 million in 2020 to RMB653.8 million in 2021.

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

•
successfully implement our plan to further develop and monetize our internet platform;
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

We face intense competition in our businesses. In the internet business, we compete with other mobile application and PC software developers, including those developers that offer products purported to perform similar functions as Duba Anti-virus and Clean Master, such as 360 Security Technology Inc., or 360, in China’s internet security and anti-virus market. In the AI and others business, we compete with other companies offering similar product and service offerings as E-coupon vending robot, multi-cloud management business and overseas advertising business globally. In addition, we compete with all major internet companies for user attention and advertising spend.

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

Our business has continued to experience some challenges in the international markets. While we have scaled back from the international markets, our existing overseas business continues to be exposed and may continue exposing to a number of risks, including:

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

If major mobile application distribution channels change their standard terms and conditions in a manner that is detrimental to us, or terminate their existing relationship with us or our partners, our business, financial condition and results of operations may be materially and adversely affected.

We currently rely on third-party mobile application distribution channels such as iOS App Store and similar Android distribution channels to distribute most of our mobile applications to users. We expect a substantial number of downloads of our mobile applications will continue to be derived from these distribution channels. As such, the promotion, distribution and operation of our applications are subject to such distribution channels’ standard terms and policies for application developers, which are subject to the interpretation of, and frequent changes by, these distribution channels. On February 20, 2020, our company’s Google Play Store, Google AdMob and Google AdManager accounts were disabled, which adversely affected our ability to attract new users and generate revenue from Google. According to Google, the decision was made because some of our company’s apps had not been compliant with Google policies, resulting in certain invalid traffic. If iOS App Store or any other major distribution channel changes their standard terms and conditions in a manner that is detrimental to us, or terminate their existing relationship with us, our business, financial condition and results of operations may be materially and adversely affected.

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

Most of our software and applications for users rely on our cloud-based data analytics engines to optimize system performance and protect against security threats. The data analytics engines include our most up-to-date security threats library and application behavior library in the cloud, and our products only include a subset of these libraries on the users’ end devices. If our data analytics engines do not function properly, or if the infrastructure supporting the data analytics engine malfunctions, our applications may not achieve optimal results.

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

We mostly use third party cloud-based services, such as Tencent cloud, AWS etc. instead of self-owned servers. These third-party services may experience downtime from time to time, and we have limited control over the quality and reliability of these services. Any scheduled or unscheduled interruption in our ability to use such services could result in service disruption, which could result in an immediate, and possibly substantial, loss of revenues. If any such incidents take place, our brands and user perception of the reliability of our systems may be adversely affected.

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

We have developed widely popular mobile applications in-house and have grown some acquired or jointly-operated third-party applications into popular applications in the past. These applications attracted a large user base which in turn helps generate significant revenues for us. On February 20, 2020, our company’s Google Play Store, Google AdMob and Google AdManager accounts were disabled, which adversely affected our ability to attract new users and generate revenue from Google. In 2020, we disposed major gaming-related business. As a result, the revenue contribution from gaming-related business decreased. If we further dispose our internet products, our internet business may be materially and adversely affected.

We may be named as a defendant in putative shareholder class action lawsuit that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

We have historically to defended against putative shareholder class action lawsuits described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” We may be named as a defendant in putative shareholder class action lawsuit in the future. We will be unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of any such lawsuit. In the event that our defense of any such lawsuit is unsuccessful, there can be no assurance that we will prevail in any appeal. Any adverse outcome of these cases, including any plaintiff’s appeal of a judgment in any such lawsuit, could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from any such lawsuit. The litigation processes may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to any such lawsuit, and we cannot predict the impact that indemnification claims may have on our business or financial results.

We may not be able to adequately protect or maintain our intellectual property, which could harm our business and competitive position.

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

Further, we have been licensed with certain intellectual properties by certain affiliates. For example, we and Kingsoft Corporation entered into a new Trademark Licensing Contract in 2018, under which we have been licensed with certain selected trademarks of Kingsoft Corporation and its relevant subsidiaries, such as Duba Anti-virus. We cannot assure you that we will continue to receive the same level of support on the same or more favorable terms and conditions, or renew the relevant licensing agreement at all, upon expiration of the contract terms, neither can we guarantee that our collaboration with our affiliates will not be terminated by our business partners or otherwise become limited, less effective or more expensive, which are subject to many factors beyond our control, such as legal requirements and our affiliates’ business condition, plans and strategies. If we are unable to receive the same level of support from our affiliates, or if we fail to maintain or renew our existing licenses from our affiliates, or if we cannot benefit from the brand recognition capabilities of our affiliates as we do, our business and competitive position may be adversely affected.

We may be subject to intellectual property infringement lawsuits which could result in our payment of substantial damages or license fees, disruption to our product and service offerings and reputational harm.

Third parties, including our competitors, may assert claims against us for alleged infringements of their technology patents, copyrights, trademarks, trade secrets and internet content. Third parties may also claim that our employees have misappropriated or divulged their former employers’ proprietary rights or confidential information. Our internal procedures and licensing practices may not be effective in completely preventing the unauthorized use of copyrighted materials or the infringement of other rights of third parties by us or our users. The validity, enforceability and scope of protection of intellectual property rights in internet-related industries, particularly in China, is uncertain and still evolving. If a claim of infringement brought against us in China or another jurisdiction is successful, we may be required to pay substantial penalties or other damages and fines, enter into license agreements which may not be available on commercially reasonable terms or at all or be subject to injunction or court orders. We may be subject to injunction or court orders or required to redesign our products or technology, any of which could adversely affect our business, financial condition and results of operations. Even if allegations or claims lack merit, defending against them could be both costly and time-consuming and could significantly divert the efforts and resources of our management and other personnel. In addition, regardless of the outcome of the lawsuit, we could suffer reputational harm.

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

One of our main businesses is to deploy AI robots in some shopping malls and restaurants to sell coupons and provide services for merchants in China’s tier one and tier two cities. Our AI robots products are developed by Beijing OrionStar Technology Co., Ltd. or Beijing OrionStar, one of our related parties. Through voice interaction and AI technologies, these AI robots are able to perform marketing campaigns to amplify partner promotions and build brand recognition. In 2022, we started our livestream selling business to sell various food products, which are produced by third parties.

We do not maintain our own manufacturing capabilities and rely on contract manufacturers to produce our products. We assign the production of AI robots to Beijing OrionStar and food products to other third parties. We may experience operational difficulties with our manufacturers, including reductions in the availability of production capacity, failures to comply with product specifications, insufficient quality control, failures to meet production deadlines, insolvency of the manufacturers, increases in manufacturing costs and longer lead time required. Our manufacturers may experience disruptions in their manufacturing operations due to equipment breakdowns, labor strikes or shortages, natural disasters, component or material shortages, cost increases or other problems. In addition, we may not be able to renew contracts with our contract manufacturers or identify manufacturers who are capable of producing new products we target to launch in the future.

Our operating results could be materially harmed if we are unable to accurately forecast consumer demand for our products and services or manage our inventory.

To ensure adequate inventory supply for our products, we procure products and components based on demand and production forecasts. The ability to accurately forecast demand for our products and services could be affected by many factors, including changes in customer demand for our products and services, and unanticipated changes in general market and economic conditions. In addition, as we continue to introduce new products and services, we may also face challenges managing the production plan of our existing products, which may in turn affect the inventory management for our existing products. If we or our customers fail to accurately forecast customer demand, we may experience excess inventory levels or a shortage of products available for sale. Inventory levels in excess of customer demand may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which may cause our gross margin to suffer and could impair the strength of our brand. In 2020, 2021, our impairment of inventory were RMB23.7 million, RMB7.6 million and nil in 2022. On the other hand, in the case we experience shortage of products, we may be unable to meet the demand for our products, and our business and operating results could be adversely affected.

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

We have made significant capital investment in strategic investments, acquisitions and partnerships to complement our organic business expansion. We have also made a number of investments in securities and minority investments in companies with strategic value for us. These investments and acquisitions require a significant amount of capital, which decreases the amount of cash available for working capital or capital expenditures. In 2020, 2021 and 2022, we have paid for investments in an aggregate amount of RMB186.2 million, RMB9.5 million and RMB69.6 million (US$10.1 million), respectively. If these investments do not perform as we have expected, become less valuable to our business due to a change in our overall business strategy, or if the industry, regulatory or economic environments deteriorate, they could result in significant impairment of investments. In 2020, 2021 and 2022, our impairment of investments were RMB78.1 million, RMB395.0 million and RMB262.5 million (US$38.1 million), respectively, primarily due to some non-cash write-downs of certain investment assets, as we considered the fair value of such investment assets less than carrying value. These write-downs were the result of lower-than-expected performance and financial position of the investment assets. In addition, potential acquisitions of businesses and assets may increase our capital and expenses in integrating new businesses and personnel into our own, require significant management attention and result in a diversion of resources away from our existing business, which in turn could have an adverse effect on our business operations. Further, potential acquisitions could result in increased leverage, potentially dilutive issuances of equity securities and exposure to potential unknown liabilities of the acquired business. The costs of identifying and consummating acquisitions may also be significant. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from relevant government authorities for the acquisitions and comply with applicable laws and regulations, which could result in increased costs and delays.

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

Our business experienced revenue decrease since 2019. Total revenues decreased from RMB1,552.6 million in 2020 to RMB784.6 million in 2021. Although our revenue increased to RMB884.1 million (US$128.2 million) in 2022, our business continues to face some challenges, and we may not be able to maintain our growth momentum in the future. In addition, resuming our growth requires significant expenditures and allocation of valuable management time and resources. To execute our business plan and strategy, we need to continuously improve our operational and financial systems, procedures and controls, and expand, train, manage and maintain good relations with our employee base. Further, we must expand and continue to engage or maintain our relationships with a growing number of users, customers and business partners. Resumed growth could also strain our ability to maintain reliable service for our users, customers and business partners. We operate in a dynamic and rapidly evolving market and investors should not rely on our past results as an indication of our future operating performance. Any failure to effectively manage our growth or implement our business strategies may materially and adversely affect our business and results of operations.

Our results of operations are subject to seasonal fluctuations due to a number of factors, any of which could adversely affect our business and operating results.

We are subject to seasonality and other fluctuations in our business. Revenues from our internet business are affected by seasonality in advertising spending in both China and the overseas markets. In 2022, revenues from our Internet business accounted for 78.9% of our total revenues. We believe that such seasonality in advertising spending affects our quarterly results, resulting in growth in our revenues from internet business between the third and the fourth quarters but a decline from the fourth quarter to the next quarter. Thus, our operating results for one or more future quarters or years may fluctuate substantially or fall below the expectations of securities analysts and investors. In such event, the trading price of the ADSs may fluctuate significantly.

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

Third parties with whom we conduct our business, including our advertisers and partners place their advertisements on our products through mobile advertising networks, operational partners who provide assistive functionalities for our PC or mobile products, content provider and hardware manufacturer, may be subject to regulatory penalties or punishments because of their regulatory compliance failures, which may disrupt our business. Any legal liabilities of, or regulatory actions against, such third parties may affect our business activities and reputation and, in turn, our results of operations. For example, under PRC advertising laws and regulations, we are obligated to monitor the advertising contents shown on our products and establish the registration, review and file management system of advertising business. We have strict terms in contracts with most of the advertising networks to ensure that the advertisements shown on our products are in full compliance with applicable PRC laws and regulations. However, there are still uncertainties underlying these contents from advertisers and partners. If we are found to be in violation of applicable PRC advertising laws and regulations, we may be subject to penalties and our reputation may be harmed, which may have an adverse effect on our business, financial condition, results of operations and prospects.

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

We have obtained Internet Content Provider Licenses, or ICP Licenses, for the provision of internet information services, a license for value-added telecommunications services with the specification of online data processing and transaction processing business, or EDI license, Business License of Value-Added Telecommunications Services, or SP license, and Computer Information System Security Products Sales License for our mobile and PC security applications. These licenses are essential to the operation of our business and are generally subject to regular government review or renewal. However, we cannot assure you that we can successfully renew these licenses in a timely manner or that these licenses are sufficient to conduct all of our present or future business.

For example, a number of online games currently offered on our platform are developed by and jointly operated with game developers, whereas several online games were developed and are currently operated by us. We are required to obtain an Internet Publishing License from SARFT for the operation and distribution of games through mobile and PC internet networks. As it is difficult to acquire Internet Publishing License in practice, we have not obtained an Internet Publishing License from SARFT for the operation and distribution of games on mobile and PC internet. Due to the lack of Internet Publishing License for operating and distributing games through mobile and PC internet networks, we may be prohibited from carrying out the above mentioned activities and may be subject to administrative penalties, such as warnings, fines or even criminal liabilities. Additionally, each online game is also required to be filed with SARFT prior to the commencement of its operations in China. While we endeavor to comply with the registration requirements, a few developers of the games we publish (including our subsidiaries), who have contractual obligations to file the games with SARFT, may have not made such filings as required. We cannot assure you that we or our game developers will be able to obtain all the required permits, approvals or licenses or complete all the required filings in a timely manner, or at all. If we or any of such game developers fails to do so, we may have to modify our online game publishing services in a manner disruptive to our business or may not be able to continue to operate the affected online games, which may adversely affect our business and results of operations.

Also, considerable uncertainties exist regarding the interpretation and implementation of existing and future laws and regulations governing our current business activities and new industries or businesses we may expand into. We cannot assure you that we will not be found in violation of any future laws and regulations or any of the laws and regulations currently in effect due to changes in the relevant authorities’ implementation or interpretation of these laws and regulations. If we fail to complete, obtain or maintain any of the required licenses or approvals or make the necessary filings, or otherwise fail to comply with the laws and regulations, we may be subject to various penalties, such as confiscation of revenues that were generated through the unlicensed internet or mobile activities, the imposition of fines and the discontinuation or restriction of our operations. Any such penalties may disrupt our business operations and materially and adversely affect our business, financial condition and results of operations.

Pursuant to NDRC Order 11, any sensitive outbound investment project carried out by overseas enterprise controlled by a PRC natural person shall be subject to a verification and approval procedure, and any non-sensitive outbound investment project, with the total investment amount from any Chinese investor via overseas enterprise under its control exceeding US$300 million, shall be reported to NDRC before the implementation of the project. On February 12, 2017, Kingsoft Corporation have entered into a voting proxy agreement with Mr. Sheng Fu, which became effective on October 1, 2017. According to such agreement, Kingsoft Corporation have delegated to Mr. Sheng Fu its approximately 39.2% voting power of our company. Mr. Sheng Fu has approximately 46.3% voting power of our company so far. As we and our overseas subsidiaries may be considered as companies under control of Mr. Sheng Fu pursuant to NDRC Order 11, verification and approval procedure or reporting may be required when we or our subsidiaries make investments outside China. While we endeavor to comply with NDRC Order 11 and other regulations regarding outbound investment, we cannot assure you that our existing or future subsidiaries will maintain all applicable outbound investment procedures in a timely manner, and any non-compliance on their part may cause potential liabilities to us and disrupt our operations. See “Item 4. Information on the Company—B. Business Overview—Regulations— Regulations on Outbound Investment” for further details.

Our business collects and processes a large amount of data, including business and personal data, and any improper collection, hosting, use or disclosure of data could harm our reputation and have a material adverse effect on our business and prospects.

Our business generates and process a large quantity of personal data, we have enacted privacy policies concerning the collection, use and disclosure of personal data. We face risks inherent to handling and protecting a large quantity of data and disclosure of personal data, especially we face a number of challenges relating to data security and privacy.

In recent years, the PRC government has promulgated Laws and regulations relating to internet use to protect personal information from any unauthorized disclosure. For example, on August 20, 2021, the SCNPC promulgated the Law of Personal Information Protection of PRC, or the Personal Information Protection Law, which became effective on November 1,2021. Pursuant to Personal Information Protection Law, the processing of personal information includes the transmission, provision, disclosure, deletion, etc. of personal information, and before processing personal information, personal information processors should truthfully, accurately and completely inform individuals in a conspicuous manner and in clear and easy-to-understand language. Where personal information is processed in violation of the provisions of the Personal Information Protection Law, or the processing of personal information fails to fulfill the personal information protection, the department performing personal information protection duties shall order corrections , give warnings , confiscate illegal gains and order to suspend or terminate the provision of services by the applicants that illegally process personal information; if the personal information processor refuses to make corrections, a fine of not more than RMB 1 million shall be imposed; the directly responsible person in charge and other directly responsible personnel shall be fined not less thanRMB10,000 but not more than RMB100,000.

Our mobile applications and websites collect certain user personal information that is necessary to provide the corresponding services. We have privacy policies in place that defines the scope and necessity of the personal information we collect, which have been, and will continue to be updated from time to time to meet the latest regulatory requirements. Nonetheless, many specific requirements for collecting, or processing personal information, including requirements of the Personal Information Protection Law, remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulations.”

As the regulations regarding data privacy are quickly evolving in China and globally, we may become subject to evolving laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information that could affect how we store, process and share data with our customers, suppliers and third-party merchants. Concerns about our practices with regard to the collection, storage, use, processing, disclosure or transfer of personal information or other privacy-related matters, even if unfounded, could damage our reputation, business and results of operations. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other customer data, could cause our customers to lose trust in us and could expose us to legal claims. Any perception by the public that online transactions or the privacy of user information are becoming increasingly unsafe or vulnerable to attacks could inhibit the growth of online retail and other online services generally, which may reduce the number of orders we receive.

As such, we have adopted a series of measures to ensure that we comply with relevant laws and regulations in the collection, use, disclosure, sharing, storage, and security of user information and other data. Although we have worked to make the utmost commercially reasonable efforts to ensure that we collect personal information and data only with users’ prior consent and have adopted measures to protect the data security and minimize the risk of data loss, we cannot assure you that the measures we have taken are always sufficient and effective. The improper collection, use or disclosure of data could result in a loss of our customers, loss of confidence or trust in us, litigation, regulatory investigations, penalties or actions against us, significant damage to our reputation, and have a material adverse effect on our business, financial condition, results of operations and prospects.

Actual or alleged failure to comply with laws and regulations on cybersecurity and data protection could damage our reputation, discourage current and potential users from using our products and services applications and subject us to damages, administrative penalties and criminal liabilities, which could have material adverse effects on our business and results of operations.

A significant challenge to our business is the secure storage of confidential information and its secure transmission over public networks. Maintaining complete security for the storage and transmission of confidential information on our platform is essential to maintaining our operating efficiency as well as complying with the applicable laws and standards.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which took effect in September 2021. The Data Security Law, among others, provides for a security review procedure for the data activities that may affect national security.

On July 30, 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. The Regulations on Protection of Critical Information Infrastructure, among others, requires the critical information infrastructure operators to take more strict technical security and other measures. As of the date of this annual report, no detailed rules or implementation has been issued by any authority and the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws. Therefore, it is uncertain whether we would be deemed as a critical information infrastructure operator under PRC law. As of the date of this annual report, we have not been informed as a critical information infrastructure operator by any government authorities, however, if we are deemed as a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we must fulfill certain obligations as required under the PRC cybersecurity laws and regulations, including, among others, storing personal information and important data collected and produced within the PRC territory during our operations in China, which we have fulfilled in our business, and we may be subject to review when purchasing internet products and services. For more details of the relevant regulations, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Information Security.”

On November 14, 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments) or the Draft Regulations. The Draft Regulations provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. For more details of the relevant regulations, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Information Security.” However, as of the date of this annual report, we have not received any formal notice from any cybersecurity regulator that we should apply for a cybersecurity review. In addition to the cybersecurity review, the Draft Administration Regulations requires that data processors processing “important data” or listed overseas shall conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. The Draft Regulations remains unclear on whether the relevant requirements will be applicable to companies that have been listed in the United States and Hong Kong, such as us. We cannot predict the impact of the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the enacted versions of the Draft Regulations mandate clearance of cybersecurity review and other specific actions to be completed by China-based companies listed on a U.S. stock exchange and Hong Kong Exchanges, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. In addition, if a final version of the Draft Regulations is adopted, we may be subject to review when conducting data processing activities and annual data security assessment and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. We have been advised by our PRC legal counsel that, these laws and regulations are relatively new, and therefore there are substantial uncertainties with respect to the interpretation and implementation of these data security laws and regulations. We may need to adjust our business to comply with information security requirements from time to time. We have taken measures to comply with existing laws and regulations.

On July 7,2022, the CAC promulgated the Measures for the Security Assessment of Cross-border Data Transfer, or the Security Assessment Measures, which took effect on September 1,2022. The Security Assessment Measures, require that any data processor that processes or exports personal information exceeding certain exceeding certain volume threshold under such measures shall apply for security assessment by the CAC before transferring any personal information outbound. The security assessment requirement also applies to any transfer of important data outside of China. As of the Latest Practicable Date, we had not been involved in any cross-border transfer of personal data or important data during our daily business operations. However, since the Security Assessment Measures were newly promulgated, there are uncertainties as to its interpretation and application. We cannot assure you that relevant regulatory authorities will take the same view as ours. In the event if the regulatory authorities deem certain of our activities as a cross-border data transfer, we will be subject to the relevant requirements.

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

We expect that these areas will receive greater focus and attention from the regulators, and attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with information security and data protection.

Our business is subject to complex and evolving laws and regulations regarding privacy, data protection, and other matters outside China. Failure to comply with these laws and regulations could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.

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

We adopted a share award scheme in May 2011, as amended in September 2013 and November 2016, a 2013 equity incentive plan in January 2014, a 2014 restricted shares plan in April 2014, a 2023 share incentive plan in April 2023, or the 2023 Plan, and several equity incentive plan of our subsidiaries, pursuant to which we are authorized to grant options, restricted shares and other awards to our directors, officers, other employees and consultants, as each plan may provide. See “Item 6. Directors, Senior

Management and Employees—B. Compensation—Share Incentive Awards.” In 2020, 2021 and 2022, we recorded RMB81.0 million, RMB7.2 million and RMB7.9 million (US$1.1 million), respectively, of share-based compensation expenses. The amount of these expenses is based on the fair value of the share-based incentive awards we granted, and the recognition of unrecognized share-based compensation expenses will depend on the forfeiture rate of our unvested share-based awards. Expenses associated with share-based compensation have affected our net income and may reduce our net income in the future, and any additional securities issued pursuant to share-based incentive awards will dilute the ownership interests of our shareholders, including holders of the ADSs. We believe the granting of share-based incentive awards is of significant importance to our ability to attract and retain key personnel, employees and consultants, and we will continue to grant share-based incentive awards in the future. As a result, our share-based compensation expenses may increase, which may have an adverse effect on our results of operations.

We may be the subject of anti-competitive, harassing or other detrimental conduct that could harm our reputation and cause us to lose users and customers and adversely affect the price of the ADSs.

We may be the target of anti-competitive, harassing or other detrimental conduct by third parties. Allegations, directly or indirectly against us or any of our executive officers, may be posted on the internet, including on social media, blogs, micro-blogs, or websites by anyone, whether or not well-founded, on an anonymous basis. In addition, third parties may file complaints, anonymous or otherwise, to regulatory agencies. We may be subject to regulatory or internal investigation as a result of such third-party conduct and may be required to expend significant time and incur substantial costs to address such third-party conduct, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Additionally, our reputation could be harmed as a result of the public dissemination of anonymous allegations or malicious statements about our business, which in turn may cause us to lose users and customers and adversely affect our business and results of operations.

If we fail to implement effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on our internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of its internal control over financial reporting. In addition, the independent registered public accounting firm auditing the financial statements of a company that is not a non-accelerated filer, emerging growth company or smaller reporting company under Rule 12b-2 of the Exchange Act must also attest to the operating effectiveness of the company’s internal controls.

As a non-accelerated filer, we are not required to have our independent registered public accounting firm audit our internal controls over financial reporting. As such, we cannot assure you that our independent registered public accounting firm will attest that internal control over financial reporting is effective in future fiscal years. Without this attestation, investors may lose confidence in our reported financial information, which could lead to a decline in the price of our ADSs, limit our ability to access the capital markets in the future, and require us to incur additional costs to improve our internal control over financial reporting and disclosure control systems and procedures. Further, if lenders and other debt financing sources lose confidence in the reliability of our financial statements, it could have a material adverse effect on our ability to secure replacement or additional financing, or amendments to our existing secured credit facilities, on terms acceptable to us or at all.

In connection with the preparation and external audit of our consolidated financial statements as of and for the year ended December 31, 2022, we concluded that our internal control over financial reporting was ineffective as of December 31, 2022 due to the material weakness which is lack of sufficient expertise in determining fair value measurement for valuation of certain long term investments.

We intend to implement a number of measures to address the material weakness identified in 2022. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.”

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

Foreign ownership of internet-based, including mobile-based, businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates internet access, distribution of online information, online advertising, distribution and operation of online games through strict business licensing requirements and other government regulations. These laws and regulations also limit foreign ownership of PRC companies that provide internet information services. According to the Special Administrative Measures(Negative List) for Access of Foreign Investment(2021 Version) (the “Negative List (2021 Version)”), foreign investment in internet news information services, online publication services, online audio-visual program services, internet cultural business (except for music) are prohibited, and foreign equity share in a value-added telecommunication business shall not exceed 50% (excluding e-commerce, domestic multi-party communication, store-and-forward, and call center), and the basic telecommunication services shall be controlled by the Chinese party. In addition, according to the Several Opinions on the Introduction of Foreign Investment in the Cultural Industry promulgated by the MOC, the SARFT, the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce, or the MOFCOM, in July 2005, foreign investors are prohibited from investing in or operating, among other things, any internet cultural operating entities. Companies providing mobile internet services such as ours are governed by these rules and regulations on internet companies in China.

Cheetah Mobile Inc. is a Cayman Islands holding company with no equity ownership in the VIEs, and we conduct part of our operations through the VIEs. The VIEs, together with their subsidiaries, contributed a portion of our consolidated revenues in the years ended December 31, 2020, 2021 and 2022. We consolidate the VIEs through a series of contractual arrangements that those entities and/or their shareholders signed with our company, our wholly-owned PRC subsidiaries, including but not limited to Beijing Kingsoft Internet Security Software Co., Ltd., or Beijing Security, Conew Network Technology (Beijing) Co., Ltd., or Conew Network. Our contractual arrangements with the VIEs and their shareholders enable us to consolidate the VIEs and give us the obligation to absorb losses and the right to receive benefits of the VIEs, enabling us to consolidate their operating results. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs.”

Holders of our Class A ordinary shares or the ADSs hold equity interest in a Cayman Islands holding company, but do not directly or indirectly hold equity interest in the VIEs or their subsidiaries. If the PRC government deems that our contractual arrangements with the consolidated variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. We may not be able to repay our indebtedness, and our shares may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of the consolidated variable interest entities, which contribute to 31.8% of our revenues in 2022. Our holding company in the Cayman Islands, the consolidated variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the consolidated variable interest entities and, consequently, significantly affect the financial performance of the consolidated variable interest entities and our company as a group.

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

According to the FIL, foreign investment may be conducted through the following four ways: (i) foreign investor, independently or jointly with other investors, set up foreign-invested enterprises in China, (ii) foreign investors obtain shares, equities, property shares or other similar rights and interests of Chinese domestic enterprises, (iii) foreign investor, independently or jointly with other investors, invests in a new project (the “Project Investment”) and (iv) other forms stipulated under laws, administrative regulations and provisions of the State Council. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations of Foreign Investment”. It is worth noting that the FIL has removed the “variable interest equity” or VIE structure from the definition of foreign investment and cancelled the standard of “actual control” to identify the foreign investment as was introduced in the draft of the proposed Foreign Investment Law published by the MOFCOM in 2015, or the 2015 Draft.

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

Certain services we provide and businesses we operate through the VIEs are subject to the foreign investment restrictions or prohibitions set forth in the Negative List (2021 Version). Where a foreign investor invests in a field or sector that is prohibited under the Negative List, it will be ordered to stop the investment activities, dispose of the shares or assets or take other necessary measures within a specified time limit, and restore to the status to be prior to the occurrence of the aforesaid investment, and the gains of such foreign investor (if any) will be confiscated by competent authority.

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

Where there is a change in the information in the initial report which involves change registration (filing) of the enterprise, the FIE shall submit the change report through the enterprise registration system at the time of completion of change registration (filing) for the enterprise. In addition, FIEs are required to submit their annual reports for the previous year through the National Enterprise Credit Information Publicity System from January 1 to June 30 each year. The MOFCOM and its local departments shall supervise and inspect the compliance with the FI Information Report Measures, through random inspection and other methods.

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

As of March 31, 2023, Kingsoft Corporation, one of our principal shareholders, and Mr. Sheng Fu, directly or through their holding vehicles, together beneficially own an aggregate of 53.4% of our total outstanding Class A and Class B shares, and 72.3% of the total voting power. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of any contemplated sale of our company and may reduce the price of our ADSs. Furthermore, in the event that the voting proxy agreement between Kingsoft Corporation and Mr. Sheng Fu is terminated, we may become a consolidated subsidiary of Kingsoft Corporation, which is a Cayman Islands company publicly listed on the Hong Kong Stock Exchange. As a result, we may be subject to rules and regulations promulgated by the Hong Kong Stock Exchange, and Kingsoft Corporation will be able to exert greater influence over us, which may lead to potential conflicts of interest between Kingsoft Corporation and us involving arrangement of our board composition, disposal of equity interest in our company and allocation of business opportunities, among other matters.

We may lose the ability to use and enjoy vital assets held by the VIEs if they go bankrupt or become subject to a dissolution or liquidation proceeding.

Some of the VIEs hold certain assets that are essential to the operations of our platform and important to the operation of our business in China, such as the ICP Licenses, patent applications and software copyrights for the proprietary technology. If any of these entities goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of such entities undergoes a voluntary or involuntary liquidation proceeding, the unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

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

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, certain administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Furthermore, the PRC legal system is based in part on government policies some of which are not published or not on a timely basis. As a result, we may not be aware of any violation of these policies and rules until after such violation. Such unpredictability, including uncertainty as to the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

Failure to meet the PRC government’s complex regulatory requirements on our business operation could have a material adverse effect on our operations and the value of our ADSs.

We conduct our business primarily through the consolidated variable interest entities and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight over the conduct of our business according to the laws and regulations of mainland China. However, since the PRC legal system continues to rapidly evolve and many laws and regulations are relatively new, the interpretation and enforcement of these laws, regulations and rules involve uncertainties. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ADSs.

The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

On February 24, 2023, CSRC and the other relevant PRC government authorities issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Confidentiality and Archives Administration Provisions”), which became effective on March 31, 2023, according to which a domestic company, including a joint-stock company incorporated domestically that conducts direct overseas offering and listing, and a domestic operating entity of a company that conducts indirect overseas offering and listing, its securities in an overseas market shall strictly abide by applicable PRC laws and regulations, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Lawfully and Severely Combating Illegal Securities Activities. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. For more details of the relevant regulations, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Overseas Offering and Listing.”

On December 28, 2021, twelve regulatory authorities jointly released the Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures also provides that a platform operator with more than one million users’ personal information aiming to list abroad must apply for cybersecurity review. New York Stock Exchange fall within the definition of “abroad” in the provision, however, we are already listed on the New York Stock Exchange, therefore, there can be no assurance if we are required to follow the Cybersecurity review or the security assessment procedures, and if so, whether we would be able to complete the applicable cybersecurity review or the security assessment procedures in a timely manner. For more details of the relevant regulations, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Overseas Offering and Listing.”

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

COVID-19 has had a severe and negative impact on the Chinese and the global economy since 2020. Since the outbreak of COVID-19 in early 2020, the Chinese government had, and may continue to, take certain emergency measures, including implementation of travel bans, blockade of certain roads, regional shutdown, and stay-at-home orders, to control the spread of COVID-19. Especially, the situation became more severe since 2022 due to the higher infectivity of COVID-19 Omicron. Our operating efficiency and capacity have been adversely affected by the COVID-19 pandemic. Although Chinese economy recovered to some degree in 2022 and China began to modify its COVID-19 control policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December 2022, there remains substantial uncertainty about the future dynamic of the COVID-19 pandemic, which may have potential continuing impacts on subsequent periods, if the global pandemic and the resulting disruption were to extend over a prolonged period. The global spread of COVID-19 pandemic in major countries of the world may also result in global economic distress, and the extent to which it may affect our results of operations will depend on future developments of the COVID-19 pandemic, which are highly uncertain and difficult to predict.

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

There is uncertainty relating to the evolving licensing practices and the requirement for real-name registrations. For example, we were previously required under the PRC law to request users to provide their real names and personal information only in regard to the bulletin board system services that we provided in support of our applications and online game operations. However, pursuant to the Administrative Measure on Usernames of Internet Users’ Accounts, which became effective in March 2015, we are required to request users to provide their real names and personal information for user registration regardless of the kind of internet information services that we provide. We cannot assure you that PRC regulators would not require us to implement compulsory real-name registration in the future. Furthermore, we may fail to obtain or renew permits or licenses that are or may be deemed necessary for our operations. See “—Risks Relating to Our Business and Industry—If we fail to obtain and maintain the requisite licenses and approvals or otherwise comply with the laws and regulations under the complex regulatory environment applicable to our businesses in China, or if we are required to take actions that are time-consuming or costly, our business, financial condition and results of operations may be materially and adversely affected” and “Item 4. Information on the Company— B. Business Overview—Regulations.”

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

The PRC government has adopted regulations governing internet and wireless access and the distribution of information over the internet and wireless telecommunication networks. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet or wireless networks content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, fraudulent or defamatory. Furthermore, internet content providers are also prohibited from displaying content that may be deemed by relevant government authorities as “socially destabilizing” or leaking “state secrets” of the PRC. Meanwhile, the network information content service platforms are required to fulfill their primary responsibilities for management of information contents, and are required not to disseminate any illegal information as mentioned in the Provisions on Governance of the Network Information Content Ecology released by the CAC on December 15, 2019, with effect from March 1, 2020. Also, according to the Administrative Provisions on Mobile Internet Applications Information Services released by the CAC revised on June 14, 2022, APP providers and APP distribution platforms shall perform the primary responsibility for information content management, actively cooperate with the State to implement the strategy of trusted identities in cyberspace, establish sound information content security management systems, information content ecological governance systems, data security and personal information protection systems, minor protection systems and other management systems to ensure cyber security and maintain a good network ecology. Failure to comply with these requirements may result in the revocation of licenses to provide internet content or other licenses, the closure of the concerned platforms and reputational harm. The operator may also be held liable for any censored information displayed on or linked to their platform, and hence we may also be subject to potential liability for any unlawful actions by our users or customers on our platform. For a detailed discussion, see “Item 4. Information on the Company—B. Business Overview—Regulations.”

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

According to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Without the consent of the securities authorities and the relevant competent authorities of the State Council, no entity or individual may provide documents or materials relating to securities business activities to overseas. Also, according to Article 36 of the Data Security Law, which became effective in September 2021, the competent authority of the People’s Republic of China shall, in accordance with the relevant laws or the international treaties and agreements concluded or acceded to by the People’s Republic of China, or on the principle of equality and reciprocity, handle the requests for provision of data from foreign judicial or law enforcement organizations. Without the approval of the competent authorities of the People’s Republic of China, no organization or individual shall provide the data stored within the territory of the People’s Republic of China to foreign judicial or law enforcement organizations. In addition, according to Article 4 of the Measures for the Security Assessment of Outbound Data Transfers, which became effective in September 2022, for an outbound data transfer by a data processor that falls under specific circumstances, the data processor shall apply to the national cyberspace administration authority for the security assessment via the local provincial-level cyberspace administration authority. While detailed interpretation of or implementation rules have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation, evidence collection, or data acquisition activities within China may further increase difficulties faced by you in protecting your interests. See also “—Risks Relating to the ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

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

Although SAT Circular 82 and SAT Bulletin 45 only apply to offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups and not those controlled by PRC individuals or foreigners, the determination criteria set forth therein may reflect the SAT’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners. For more details of the relevant regulations, see “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.”

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

We face uncertainties regarding the reporting on and consequences of private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. On February 3, 2015, SAT issued a new guidance (Bulletin [2015] No. 7), or SAT Bulletin 7, on the PRC tax treatment of an indirect transfer of assets by a non-resident enterprise. Further, on October 17, 2017, SAT issued the Matters Regarding Withholding Corporate Income Tax at Source from Non-resident Enterprises (Bulletin [2017] No. 37), or SAT Bulletin 37. According to SAT Bulletin 7 and SAT Bulletin 37, when a non-resident enterprise engages in an indirect transfer of Chinese Taxable Assets, or Indirect Transfer, through an arrangement that does not have a bona fide commercial purpose in order to avoid paying enterprise income tax, the transaction should be re-characterized as a direct transfer of the Chinese assets and becomes taxable in China under the EIT Law, and gains derived from such indirect transfer may be subject to the PRC withholding tax at a rate of up to 10%, and the party who is obligated to make the transfer payments has the withholding obligation. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation on Tax” and “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation” for further details. There is uncertainty as to the application of SAT Bulletin 7 and 37. SAT Bulletin 7 and 37 may be determined by the tax authorities to be applicable to the transfer of shares of our company by non-PRC resident investors, or the sale or purchase of shares in other non-PRC resident companies or other taxable assets by us, if any of such transactions were determined by the tax authorities to lack any reasonable commercial purpose. As a result, depending on whether we are the transferor or transferee in such transactions, we or the non-resident investors may become at risk of being taxed under SAT Bulletin 7 and 37, and we may have to incur expenses to comply with SAT Bulletin 7 and 37, including the withholding and reporting obligations thereunder, or to establish that we should not be taxed under the general anti-avoidance rule of the EIT Law, which may have a material adverse effect on our financial condition and results of operations or such non-resident investors’ investments in us.

If our preferential tax treatments are revoked, become unavailable or if the calculation of our tax liability is successfully challenged by the PRC tax authorities, we may be required to pay tax, interest and penalties in excess of our tax provisions, and our results of operations could be materially and adversely affected.

The Chinese government has provided various tax incentives to our subsidiaries and VIEs in China. These incentives include reduced enterprise income tax rates. For example, under the EIT Law and its implementation rules, the statutory enterprise income tax rate is 25%. However, an enterprise holding a valid certificate of new software enterprise or animation enterprise is entitled to an exemption of enterprise income tax for the first two years and a 50% reduction of enterprise income tax for the subsequent three years, commencing from the first profit-making year, while an enterprise qualified as key software enterprise can enjoy a preferential EIT rate of 10%. In addition, enterprises that are granted the high and new technology enterprises status, as well as those that qualified as encouraged industrial enterprises and meet the substantive operational requirements located in HengQin area of Zhuhai City , shall enjoy a favorable income tax rate of 15%. Certain of our PRC subsidiaries and VIEs were eligible for preferential tax treatments as new software enterprises, animation enterprise and/or high and new technology enterprises. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation.” Any increase in the enterprise income tax rate applicable to our PRC entities in China, or any discontinuation or retroactive or future reduction of any of the preferential tax treatments currently enjoyed by our PRC entities in China, could adversely affect our business, financial condition and results of operations. In addition, in the ordinary course of our business, we are subject to complex income tax and other tax regulations and significant judgment is required in the determination of a provision for income taxes. Although we believe our tax provisions are reasonable, if the PRC tax authorities successfully challenge our position and we are required to pay tax, interest and penalties in excess of our tax provisions, our financial condition and results of operations would be materially and adversely affected.

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

The SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Round-trip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014. SAFE Circular 37 requires PRC residents that directly establish or indirectly control offshore special purpose vehicles, or SPVs, for the purpose of seeking offshore investment and financing and conducting round trip investment in China, to register with the SAFE or its local branch in connection with their ownership in the SPVs, and to amend the SAFE registrations to reflect any subsequent changes thereof.

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

On February 15, 2012, the SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rules, which replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas Publicly-Listed Companies issued by the SAFE on March 28, 2007. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with the SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. We and our PRC employees who have been granted stock options have been subject to these regulations upon the completion of the initial public offering in May 2014. Failure of our PRC stock option holders to complete their SAFE registrations may subject these PRC residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to us, or otherwise materially adversely affect our business. In addition, this Notice issued by the SAFE only covers two categories of equity incentive plans, i.e., employee stock ownership plans and stock option plans. As a result, we also face regulatory uncertainties that could restrict our ability to adopt additional equity incentive plans for our directors and employees under PRC laws and regulations if we adopt other employee equity incentive plans in the future.

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

On March 30, 2015, the SAFE promulgated the Circular on the Reform of the Administrative Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or Circular 19, which became effective as of June 1, 2015. Among other things, under Circular 19, foreign-invested enterprises may either continue to follow the payment-based foreign currency settlement system or elect to follow the so-called “conversion-at-will” of foreign currency settlement system. On October 23, 2019, the SAFE promulgated the Notice of Foreign Exchange of Further Facilitating Cross-border Trade and Investment, or SAFE Circular 28, and the Notice of the State Administration of Foreign Exchange on Reducing Foreign Exchange Accounts, or SAFE Circular 29, clearly cancelling the restrictions on domestic equity investment of capital funds by ordinary foreign-invested enterprises. For detailed information, please see “Item 4. Regulations—Regulations of Foreign Currency Exchange, Foreign Debt and Dividend Distribution.”

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

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing allowance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract Law, which became effective in January 2008 and its implementation rules effective as of September 2008, both of which were amended on July 1, 2013, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. On October 28, 2010, the Standing Committee of the National People’s Congress promulgated the PRC Social Insurance Law, or the Social Insurance Law, which became effective on July 1, 2011, and was respectively amended on December 29, 2018. According to the Social Insurance Law, employees must participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance and maternity insurance and the employers must, together with their employees or separately, pay the social insurance premiums for such employees.

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

The ADSs may be prohibited from trading in the United States under the HFCAA if the PCAOB is unable to inspect or fully investigate our auditor. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Trading in our securities on U.S. markets, including the OTC market, may be prohibited under the HFCAA, if the PCAOB, determines that it is unable to inspect or investigate completely our auditor for two consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, or the 2021 Determinations. As of the date of this annual report, our auditor is not included in the Determinations. However, Ernst & Young Hua Ming LLP, or EY, our former auditor, is a registered public accounting firm headquartered in mainland China, a jurisdiction where the PCAOB determined that it had been unable to inspect or investigate completely registered public accounting firms headquartered there until December 2022 when the PCAOB vacated its previous determination. Therefore, we have been identified as a “Commission-Identified Issuer” shortly after the filing of our annual report on Form 20-F in August 2022.

On December 15, 2022, the PCAOB determined that it was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong in 2022 and vacated the 2021 Determinations accordingly. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA for the fiscal year ended December 31, 2022 after we file our annual report on Form 20-F for such fiscal year. Accordingly, until such time as the PCAOB issues any new determination, we believe that we are at no risk of having our securities subject to a trading prohibition under the HFCAA.

However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, the inability of the PCAOB to conduct such inspections or investigations could cause existing and potential investors in our securities to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our current auditor, Marcum Asia CPAs LLP, or Marcum Asia, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Marcum Asia is headquartered in Manhattan, New York, and has been inspected by the PCAOB on a regular basis with the last inspection in 2020. As of the date of this report, our current auditor is not among the firms listed on the PCAOB Determination List issued in December 2021.

Whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, the PCAOB will make determinations under the HFCAA as and when appropriate, then such lack of inspection could cause our securities to be delisted from the stock exchange. We cannot assure you that, because our books and records are primarily located in mainland China, we will in the future be able to become an issuer that is not a Commission-Identified Issuer, in which event our ordinary shares and ADSs may not be tradable in any United States stock exchange or market and it may be necessary for us to list on a foreign exchange in order that our ordinary shares can be traded. The prohibition of our ordinary shares and ADSs from trading in the United States would substantially impair your ability to sell or purchase the ADSs when you wish to do so. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

The Staff of the Division of Enforcement of the SEC conducted an investigation relating to our disclosures for fiscal year 2015 regarding our relationship with one of our advertising business partners. The SEC investigation also related to Rule 10b5-1 trading plans entered into by certain of our current and former officers and directors and sales of our ADS under those plans in 2015 and 2016. On September 21, 2022, our Chairman of the Board and Chief Executive Officer, Mr. Sheng Fu, reached a resolution with the SEC. To our knowledge, pursuant to the terms of the settlement, Mr. Fu has consented to the entry of a cease and desist order with the SEC on a “neither admit nor deny” basis that would require him to refrain from violating (i) Section 17(a)(2) and (3) of the Securities Act of 1933, and (ii) Sections 10(b) and 13(a) of the Securities Exchange Act of 1934 and Rules 10b-5, 12b-20, and 13a-1 thereunder. The terms of the settlement between Mr. Fu and the SEC also include payment of a civil money penalty in the amount of $556,580 and certain compliance undertakings. We were not a party to the settlement. The SEC informed us that it had concluded its investigation with respect to us and did not intend to recommend an enforcement action. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

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

Pursuant to NYSE rule 802.01C, a company is considered to be below compliance standards if the average closing price of a security as reported on the consolidated tape is less than $1.00 over a consecutive 30 trading-day period. We received a letter from the NYSE dated April 15, 2022, notifying us that we were below the foregoing compliance standard. Pursuant to NYSE rule 802.01C, once notified, a company must bring its share price and average share price back above $1.00 within six months following receipt of the notification. If on the last trading day of any calendar month during the cure period the company has a closing share price of at least $1.00 and an average closing share price of at least $1.00 over the 30 trading-day period ending on the last trading day of that month, then the company can regain compliance at any time during the six-month cure period. In the event that at the expiration of the six-month cure period, both a $1.00 closing share price on the last trading day of the cure period and a $1.00 average closing share price over the 30 trading-day period ending on the last trading day of the cure period are not attained, the NYSE will commence suspension and delisting procedures. We changed the ratio of our ADS to Class A ordinary share from one (1) ADS representing ten (10) Class A ordinary shares to one (1) ADS representing fifty (50) Class A ordinary shares, effective September, 2, 2022. We have regained compliance with the NYSE standards because subsequent to receipt of the letter, our ADSs traded above US$1.00 over a consecutive 30 trading-day period. However, there can be no assurance that we will always be compliant with such standards going forward.

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

The NYSE corporate governance rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance rules. Currently, we rely on home country practice exemption with respect to the requirements for an audit committee composed of at least three members and annual shareholders’ meeting and did not hold an annual shareholders’ meeting in 2022. As we rely on the home country practice exemption as described above, our investors may have less protection afforded to shareholders of companies that fully comply with NYSE corporate governance requirements. We may also opt to rely on additional home country practice exemptions in the future.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Save for certain limited exceptions, upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares. All of the ordinary shares held by our shareholders prior to the completion of the initial public offering were re-designated as Class B ordinary shares upon completion of the offering. Kingsoft Corporation, one of our principal shareholders, and Mr. Sheng Fu, directly or through their holding vehicles, beneficially own an aggregate of 53.4% of our total outstanding shares, representing 72.3% of our total voting power as of March 31, 2023, which give them considerable influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

We and certain of our current and former officers were named as defendants in PCAOB putative securities class actions filed on June 25, 2020 and July 31, 2020 respectively in the U.S. District Court for the Central District of California. On August 24, 2020, the Court consolidated the two cases under the caption In re: Cheetah Mobile, Inc. Securities Litigation (Case No. 2:20-cv-05696). On

March 15, 2021, the plaintiffs filed an amended complaint, in which they sought to represent a class of persons who allegedly suffered damages as a result of their trading in our ADRs between April 26, 2017 and March 24, 2020. The action alleged that we made false or misleading statements regarding our business and operations in violation of the Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. On March 30, 2022, the Court granted the Company’s motion to dismiss, but gave the plaintiffs leave to amend. On May 6, 2022, the parties reached a stipulation, pursuant to which the plaintiffs voluntarily dismissed the claims asserted in the action, and agreed that they would not amend the complaint or appeal the Court’s order. The case is now closed. Lawsuits such as this one could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the lawsuit. Any such lawsuit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim against us is successful, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations. Furthermore, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business, financial condition or results of operations.

We believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2022, and we will likely be classified as a PFIC for our current taxable year, which could subject United States investors in the ADSs or Class A ordinary shares to significant adverse United States income tax consequences.

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

Based on the market price of our ADSs and the composition of our assets (in particular the substantial amount of cash and investments), we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2022, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

Beijing Cheetah Network Technology Co., Ltd, or Beijing Network, was incorporated in China in July 2012 as our VIE and has been consolidated in our financial statements since its incorporation. We consolidate the VIEs, such as Beijing Mobile and Beijing Network, through contractual arrangements among them, their shareholders and our applicable PRC subsidiaries, Beijing Security and Conew Network. For a detailed description of our contractual arrangements with the VIEs, see “—C. Organizational Structure— Contractual Arrangements with the VIEs.”

In May 2014, we completed our initial public offering, in which we offered and sold 138,000,000 Class A ordinary shares represented by ADSs.

The ADSs are listed on the NYSE under the symbol “CMCM.”

Since September 2016, we have incorporated Live.me Inc. (“Live.me”), a Cayman Islands company, and several subsidiaries including Hong Kong LiveMe Corporation Limited, to operate our live streaming business. In December 2016, Live.me Inc. entered into an agreement to issue certain number of shares to one of its management members. In April 2017, Live.me Inc. raised an aggregate of US$60 million from a group of investors as well as our company. In November 2017, Live.me Inc. raised US$50 million from Bytedance Ltd. as its Series B financing. Following the foregoing transactions, we held approximately 52.1% equity interest in Live.me Inc., and have retained control over the Live.me business. On September 30, 2019, Live.me amended its share incentive plan to (i) increase the number of shares to be issued under the current plan and (ii) issue shares under the plan into a trust for the benefit of current and future recipients of Live.me share incentive awards. Subsequent to the deconsolidation, we held 49.6% equity interest of Live.me. The remaining interests is accounted for equity investment using the fair value option in accordance with ASC825-10. On January 9, 2023, Live.me modified its share capital by dividing ordinary shares into Class A ordinary shares and Class B ordinary shares with different voting rights, subsequent to the modification, we hold 49.6% of Live.me’s share capital, which stands for 49.6% equity interest and 17.2% voting rights of Live.me.

During 2017, we completed a business combination, which we expected to enhance our expertise in hardware services. The total purchase consideration was RMB41.5 million.

In September 2017, Beijing Security completed capital injection into Beijing OrionStar, an artificial intelligence company incorporated in China and controlled by Mr. Sheng Fu, the chief executive officer and director of our company. As a result, we, through Beijing Security, hold approximately 29.6% of then equity interest in Beijing OrionStar and have a two-year warrant to subscribe to additional equity interests amounted to US$62 million at the same valuation of our capital injection in September 2017. In July and September 2018, Beijing Security acquired additional equity interest in Beijing OrionStar through exercising part of the foregoing warrant. In 2019, Beijing Security fully exercised its warrant in Beijing OrionStar. Subsequent to the consummation of the transaction, we, through Beijing Security, hold 38.73% equity interest in Beijing OrionStar. In 2021, Beijing Security provided a convertible loan with principal amount of RMB100 million to Beijing OrionStar, according to which, upon the satisfaction of certain terms, Beijing Security shall have the right to convert all or part of the principal and the accrued interest into Beijing OrionStar’s equity interest. In 2022, Beijing OrionStar completed a new round of financing, and subsequent to the financing, our equity interest in Beijing OrionStar was diluted to 37.74%.

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

In 2020, 2021 and 2022, we have paid for investments in an aggregate amount of RMB186.2 million, RMB9.5 million and RMB69.6 million (US$10.1 million), respectively.

In September 2018, our board of directors had approved a share repurchase program of up to US$100 million of our outstanding ADSs for a period not to exceed 12 months. We funded repurchases made under this program from its available cash balance. In 2019, we had repurchased approximately 4.5 million ADSs for approximately US$32 million under this program. We cancelled all the repurchased Cheetah ADSs. In 2019, our board of directors approved a special cash dividend of US$0.50 per American Depositary Share (“ADS”), or US$0.05 per ordinary share in August 2019. In May 2020, our board of directors approved a special cash dividend of US$1.44 per ADS, or US$0.14 per ordinary share paid out in July 2020. The aggregate amount of cash dividends were approximately US$272 million, which was funded by cash on our balance sheet. For all the ADSs mentioned in this paragraph, one (1) ADS represented ten (10) Class A ordinary shares.

Our Company changed the ratio of our ADS to Class A ordinary share from one (1) ADS representing ten (10) Class A ordinary shares to one (1) ADS representing fifty (50) Class A ordinary shares, effective September 2, 2022.

Our principal executive offices are located at Building No. 11 Wandong Science and Technology Cultural Innovation Park No.7 Sanjianfangnanli, Chaoyang District, Beijing 100024, People’s Republic of China. Our telephone number at this address is +86-10-6292-7779. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website http://ir.cmcm.com. The information contained on our website is not a part of this annual report.

Voting Proxy Agreement between Kingsoft Corporation and Mr. Fu

On February 12, 2017, Kingsoft Corporation entered into a voting proxy agreement with Mr. Sheng Fu, our chief executive officer and director, pursuant to which Kingsoft Corporation agreed to delegate voting rights pertaining to up to 399,445,025 Class B ordinary shares of our company that it owns to Mr. Fu. Upon Kingsoft Corporation’s shareholder approval and signing of a definitive agreement between Mr. Fu and our company in relation to our acquisition of equity interest in Beijing OrionStar, Kingsoft Corporation have delegated approximately 39.2% voting power of our company held by Kingsoft Corporation to Mr. Sheng Fu, effective October 1, 2017. The voting proxy agreement also provides for additional rights and obligations of Kingsoft Corporation and Mr. Fu, including, among other things, (a) prohibitions on Mr. Fu from participation or investment in any businesses competing with the principal businesses of our company and Kingsoft Corporation, (b) Mr. Fu’s obligation to use best efforts to retain our core management team, (c) Kingsoft Corporation’s right to revoke the voting proxy in the event that Mr. Fu breaches the aforementioned undertakings, and (d) agreement to increase the size and change the composition of our then nine-member board of directors, such that there would be at that time 11 directors, including three directors from our management, one director designated by Kingsoft Corporation, one director designated by Tencent Holdings Limited, and six independent directors.

The voting proxy agreement may be terminated upon (i) revocation by Kingsoft Corporation based on a breach of certain undertakings by Mr. Fu, among other things, undertakings (a) and (b) in the above paragraph, (ii) mutual agreement by both parties, or (iii) disposal by Kingsoft Corporation of all of its equity interest in our company.

B.
Business Overview

We are a China-based IT company providing comprehensive products and services on PCs and mobile devices globally. We generate revenues primarily by providing utility-related business, including advertising services and premium membership services worldwide. In addition, we also provide services to empower Chinese companies to develop business outside China, such as multi-cloud management platform and overseas advertising agency service.

In 2021, we started a business model of E-coupon vending robots, which is a brand-new inside-shopping-mall and inside-restaurant marketing mode to effectively attract customers for merchants. We deploy AI robots in some shopping malls and restaurants in China’s tier one and tier two cities. Through voice interaction and AI technologies, these robots are able to provide services and perform marketing campaigns to amplify partner promotions and build brand recognition. We applied both offline and online marketing strategies to expand the business. Offline, we use our robots which have been deployed in the shopping malls and restaurants. Online, we use our own Wechat mini program – Quanduoduo, some other local network communities as well as some mainstream third-party platforms. In 2022, we started our livestream selling business to sell various food products, which are also offered in Quanduoduo. Although these businesses have made good progress in 2022, they are still at the early stage and revenue generated for this business is not material, we do not expect significant revenue inflows from these in the near future.

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

Membership Services. To deliver a superior user experience, since 2019 we began to introduce membership services in Duba Anti-virus, through which users can get more advanced functions and premium services.

Mobile Games

Leveraging our massive user base, we developed several casual mobile games, such as Piano Tiles 2, Rolling Sky and Dancing Line. These games enable users to enjoy a dual audio-visual experience. In 2020, we disposed major gaming-related business. As a result, the revenue contribution from our mobile game business decreased in 2021 and is not material in 2022.

Value-added Products

To better serve our customers, along with our main PC and mobile products, we also developed several value-added products such as Wallpaper, Office optimization software and so on.

AI and Other Business

E-Coupon vending robot

E-Coupon vending robot is a reception and marketing robot which is developed by Beijing OrionStar. We have deployed E-Coupon vending robots in some shopping malls and restaurants in China’s tier one and tier two cities. Through voice interaction and AI technologies, these robots are able to attract customers, provide services and perform marketing campaigns to amplify partner promotions and build brand recognition.

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

Users can click on links on the duba.com start page to access our customers’ websites or search information using their selected search engine. We charge fees to our customers mainly based on cost per impression. The unit price is subject to negotiation based on the traffic we bring to the customers.

Premium Membership Services

Our premium membership services help subscribers to manage their equipment, protect their privacy as well as enable them to enjoy our products ad-free and more superior experience. Currently, these services are available on both our PC and mobile internet products.

Our Artificial Intelligence Technologies

We have made significant investments in artificial intelligence and machine learning technologies. Since 2018, we strengthened our capacity in AI by investing in Beijing OrionStar, an artificial intelligence tech company. In 2020, we optimized our operation for our AI business by focusing deploying our AI-robots in shopping malls and restaurants. Leveraging voice interaction and AI technologies, these robots can attract customers, provide services and perform marketing campaigns to amplify partner promotions and build brand recognition.

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

Our overseas advertising agency service assists companies to launch advertisement on large overseas advertising platforms, such as Facebook.

Our Customers

For our internet business, our customers primarily comprise of customers who place advertisements on our application offerings and individual customers who subscribe premium services or purchase virtual items used in our applications. For our AI and others business, our customers mainly comprise Chinese companies who are interested in developing business in overseas market. In 2020, 2021 and 2022, our five largest customers in aggregate contributed approximately 28.0%, 35.6% and 46.3% of our revenues, respectively.

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

Competition

We face intense competition in all lines of our business. For our internet business, we generally compete with other mobile application developers that offer products performing similar functions as our applications, such as Clean Master and Security Master. In the internet space, we mainly compete with 360 in China’s internet security and anti-virus market. For our AI and other business, we compete with other companies offering similar AI product-based services in China and compete with other companies offering similar multi-cloud management or advertising agency service globally. In addition, we compete with all major internet companies for user attention and advertising spend.

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

Patents. As of March 31, 2023, we had 2,034 patents in China and 147 patents outside China relating to our software and other proprietary technology. Of such total 2,181 patents,1,960 patents were either independently or jointly held by Zhuhai Juntian, Beijing Security, Conew Network and our other wholly-owned or controlled subsidiaries. 187 patents were either independently or jointly held by Beijing Mobile, Beijing Network, and our other VIEs, and 34 patents were jointly owned by our wholly-owned subsidiaries and VIEs. The 2,181 patents will expire between December 2023 and March 2041. In addition to the aforementioned patents, as of March 31, 2023, we had a total of 415 patent applications in China and 32 patents applications outside China. Among such patent applications, in relation to the proprietary technologies that are essential to the operations of our platform and important to our business, our wholly-owned or controlled subsidiaries, had independently filed 385 patent applications, and the VIEs, had independently or jointly filed 62 patent applications. Once approved, depending on the type of patents, the patents that are in the process of application by the VIEs will normally expire 10 or 20 years after the date of application.

Copyrights. As of March 31, 2023, we had registered 666 copyrights, including 608 software copyrights and 58 artwork copyrights. In relation to our core proprietary technologies, Beijing Mobile and Beijing Network, and our other VIEs, independently or jointly owned 182 software copyrights, Zhuhai Juntian, Beijing Security, Conew Network and our other wholly-owned or controlled subsidiaries independently or jointly owned 381 software copyrights, and 45 software copyrights were jointly owned by our wholly-owned subsidiaries and VIEs. All the software copyrights owned by the VIEs (excluding Beijing Conew) have been published between December 2012 and March 2023. Software copyrights are protected until the end of the 50th calendar year starting from the date of first publication.

Trademarks. As of March 31, 2023, we had registered 2,125 trademarks in China. In addition, we currently had filed 52 trademark applications in China. We had 1,027 registered trademarks outside China, and we had filed 123 trademark applications outside China.

Domain names. As of March 31, 2023, we had registered 333 domain names, including www.cmcm.com, www.duba.com, www.ijinshan.com, www.duba.net and liebao.cn.

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

We have established policies and procedures to monitor certain key patents and trademarks for infringement or other unauthorized use, and a team of dedicated employees from the intellectual property, legal and marketing groups conduct daily searches and monitor our patents, as well as third-party patents and distribution platforms, for infringing technology and software. See “Item 3. Key Information—D. Risk Factors—Risks Relating to our Business and Industry—We may not be able to adequately protect or maintain our intellectual property, which could harm our business and competitive position” and “Item 3. Key Information—D. Risk Factors—Risks Relating to our Business and Industry—We may be subject to intellectual property infringement lawsuits which could result in our payment of substantial damages or license fees, disruption to our product and service offerings and reputational harm.”

Regulations

We are subject to a number of PRC and foreign laws and regulations that affect companies conducting business on the internet. We are subject to a variety of laws and regulations in foreign jurisdictions that involve matters central to our business, including privacy and data protection, rights of publicity, content, intellectual property, advertising, marketing, distribution, data security, data retention and deletion, personal information, national security, electronic contracts and other communications, virtual currencies, competition, protection of minors, consumer protection, telecommunications, taxation, and economic or other trade prohibitions or sanctions. These foreign laws and regulations are constantly evolving and can be subject to significant change. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate, and may be interpreted and applied inconsistently from country to country and inconsistently with our current policies and practices. For further details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our business is subject to complex and evolving laws and regulations regarding privacy, data protection, and other matters outside China. Failure to comply with these laws and regulations could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.”

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

Regulations on Value-Added Telecommunications Services

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

Restrictions on Foreign Ownership in Value-Added Telecommunications Services

On December 11, 2001, the State Council promulgate the Regulations on the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which took effect on January 1, 2002 and were respectively amended on September 10, 2008, on February 6, 2016 and on May 1, 2022, are the major rules on foreign investment in telecommunications companies in China. The FITE Regulations stipulate that the foreign investor of a telecommunications enterprise is prohibited from holding more than 50% of the equity interest in a foreign-invested enterprise that provides value-added telecommunications services, including internet information services. And the FITE Regulations clarifies that foreign-invested telecom enterprises may operate the business of basic telecommunications services and the business of value-added telecommunications services, subject to the specific service classification under the Telecommunications Regulations. The geographical areas in which foreign-invested telecommunications enterprises may operate business shall be determined by the industry and information technology authority under the State Council under the relevant provisions.

On July 13, 2006, the MIIT issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services, or the MIIT Circular 2006, which requires that (a) domestic license holders are prohibited from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, or providing any resources, sites or facilities to foreign investors to facilitate the unlicensed operation of telecommunications business in China; (b) value-added telecommunications service providers or their shareholders must directly own the domain names and registered trademarks they use in their daily operations; (c) each value-added telecommunications service provider must have the necessary facilities for its approved business operations and maintain such facilities in the geographic regions covered by its license; and (d) all value-added telecommunications service providers should improve network and information security, enact relevant information safety administration regulations and set up emergency plans to ensure network and information safety. If a license holder fails to comply with the requirements in the notice and cure such non-compliance, the MIIT or its local counterparts have the discretion to take measures against such license holders, including revoking their value-added telecommunications business operating licenses. Due to the lack of any additional interpretation from the regulatory authorities, it remains unclear what impact MIIT Circular 2006 will have on us or the other PRC internet companies with similar corporate and contractual structures.

On October 15, 2020, the MIIT issued the Circular of the Ministry of Industry and Information Technology on Strengthening the Regulation of Foreign-invested Telecommunications Enterprises during and after the Investment, or the MIIT Circular 2020. MIIT Circular 2020 clarifies that after obtaining a telecommunications business license, a foreign-invested telecommunications enterprise shall strictly abide by the Administrative Measures on Telecommunications Business Permits (2017) and other requirements, perform its obligation of submitting an annual report on its telecommunications operations in a timely manner, submit relevant telecommunications market monitoring information in compliance with regulations, and accept and cooperate with the regulation under the “double-random inspection and one disclosure” mechanism, any targeted regulation, the regulation on credit standing or other regulator activities carried out by telecommunications authorities under the law.

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

Regulations on Internet Information Services

On September 25, 2000, the State Council issued the Administrative Measures on Internet Information Services, or the ICP Measures, and amended on January 8, 2011, regulate the provision of internet information services. According to the ICP Measures, “internet information services” refer to services that provide internet information to online users, and are categorized as either commercial services or non-commercial services. Pursuant to the ICP Measures, internet information commercial service providers shall obtain an ICP License, a sub-category of the value-added telecommunications business operation license, from the relevant local authorities before engaging in the provision of any commercial internet information services in China. In addition, if the internet information services involve provision of news, publication, education, medicine, health, pharmaceuticals, medical equipment and other services that statutorily require approvals from other additional governmental authorities, such approvals must be obtained before applying for the ICP License.

On May 2, 2017, the CAC, promulgated Provisions on Administration over the Internet News Information Services, or the Internet News Provisions, which became effective on June 1, 2017, Pursuant to the Internet News Provisions, INIS License shall be obtained for providing to the public Internet news information services, including providing Internet news information collection and editing services, reprinting services and communication platform services, through the Internet website, application program, forum, blog, microblog, public account, instant messaging tool, Internet live streaming and other methods. It is prohibited to conduct Internet news information service activities without license or beyond the licensed scope. The collection and editing business and operational business of an Internet news information service provider shall be separated and non-public assets shall not be involved in the Internet news information collection and editing business. Any violation of the Internet News Provisions may result in penalties, including discontinuation of operations, warnings, orders to make correction within the prescribed time period, and imposition of fines and even criminal liabilities. On May 22, 2017, the CAC promulgated the Implementation Rules for the Administration of the Licensing for Internet News Information Services on May 22, 2017 and Administrative Measures on Content Management Practitioners in Internet News Information Service Providers on October 30, 2017, further prescribing more details regarding the application and administration of the INIS License.

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

On December 31, 2021, CAC, MIIT, Ministry of Public Security and the SAMR promulgated Administrative Provisions on Recommendation Algorithms in Internet-based Information Services, which became effective on March 1, 2022. The notice provides that Recommendation algorithm-based service providers shall adhere to the mainstream value orientations, optimize recommendation algorithm-based service mechanisms, actively disseminate positive energy, and promote the application of algorithms for goodness and kindness. Recommendation algorithm-based service providers shall not use recommendation algorithm-based services to engage in activities prohibited by laws and administrative regulations such as endangering national security and public interests, disrupting economic and social order, and infringing upon the legitimate rights and interests of others, nor shall they use recommendation algorithm-based services to disseminate information prohibited by laws and administrative regulations. They shall take measures to prevent and resist the dissemination of bad information.

On September 9, 2022, the CAC, MITT and the SAMR promulgated the Administrative Provisions on Pop-up Web Push Notification Services, which became effective on September 30, 2022, further prescribing that Pop-up web push notification service providers shall perform responsibility as the primary responsible party for information content management, and establish sound management systems for information content review, ecological governance, data security and personal information protection, protection of minors, etc.

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

Regulations on Mobile Application Information Services

On June 14 2022, the CAC promulgated the Administrative Provisions on Mobile Internet Applications Information Services (Revised in 2022), or the APP Provisions, which became effective on August 1, 2022. The APP Provisions sets forth the relevant requirements on the APP information service providers and the APP Store service providers.

Pursuant to the Mobile Application Provisions, APP providers and APP distribution platforms shall perform the primary responsibility for information content management, actively cooperate with the State to implement the strategy of trusted identities in cyberspace, establish sound information content security management systems, information content ecological governance systems, data security and personal information protection systems, minor protection systems and other management systems to ensure cyber security and maintain a good network ecology. The CAC and its local branches shall be responsible for the supervision and administration of nationwide and local APP information respectively.

Regulations on Personal Computer Products and Services

On September 2, 1993, the Standing Committee of the National People’s Congress, or the SCNPC, adopted the Anti-unfair Competition Law of the PRC, which took effect on December 1, 1993, and was amended on April 23, 2019.According to the Anti-unfair Competition Law, unfair competition refers to that the operator disrupts the market competition order and damages the legitimate rights and interests of other operators or consumers in violation of the provisions of the Anti-unfair Competition Law in the production and operating activities. Operators shall abide by the principle of voluntariness, equality, impartiality, integrity and adhere to laws and business ethics during market transactions. Operators in violation of the Anti-unfair Competition Law shall bear corresponding civil, administrative or criminal liabilities depending on the specific circumstances.

On February 18, 1994, the State Council promulgated the Provisions for Security Protection of Computer Information Systems and subsequently amended in 2011. On December 12, 1997, Ministry of Public Security, or the MPS, promulgated the Measures for Administration of Detection and Sales Permits for Computer Information System Security Special Products. According to such provisions, producers of security special products, including hardware and software products, shall have such products detected and recognized by qualified institutions, and obtain a sales license. A new sales license is required if an approved security product has any functional changes. “Security special products” refers to special hardware and software that is used for protecting the security of computer information system. The valid term of each sales permit is two years and the extension application shall be submitted to the competent branches of the Ministry of Public Security 30 days prior to the expiration of such term. Besides, as the upgrades of our software become more frequent and such examination and approval by the MPS may be time-consuming, we may not be able to obtain such permits for all upgrades in a timely manner, which may subject us to various penalties and adversely affect our business and results of operations.

On August 1 2011, the State Council promulgated the Administrative Measures for the Security Protection of Computer Information Networks Linked to the Internet (2011Revised) and became effective on August 1 2011, The Measures shall be applicable to the security protection administration of the international networking of computer information networks.

Regulations on Online Games and Cultural Products

The Tentative Measures for Internet Publication Administration, or Internet Publication Measures, were jointly promulgated by the GAPP and the MIIT on June 27, 2002 and became effective on August 1, 2002. The Internet Publication Measures imposed a license requirement for any company that engages in internet publishing, which means any act by an internet information service provider to select, edit and process works (including books, newspaper, magazines, audio/video products, or edited literature, art or works on natural science, social science, engineering etc.) produced by such provider or others, and make such works publicly available on the internet or send such works to the end users through internet, so that the public can browse, read, use or download such works. The Internet Publication Measures also require the professional editorial personnel of an Internet publishing entity to examine the published content to ensure that it complies with applicable laws. Failure to do so may subject us to fines and other penalties. The provision of online games is deemed an internet publication activity; therefore, an online game operator must (i) obtain an Internet Publishing License so that it can directly offer its online games to the public in the PRC, or (ii) publish its online games through a qualified press entity by entering into an entrustment agreement. On February 4, 2016, the SARFT and the MIIT jointly promulgated the Administrative Measures on Internet Publication, which took effect on March 10, 2016 and superseded the Internet Publication Measures. The Administrative Measures on Internet Publication define “online publishing services” as providing online publications to the public through information networks and requires any internet publishing services provider to obtain an online publishing service license to engage in online publishing services.

On February 21, 2008, the GAPP issued the Rules for the Administration of Electronic Publication, or the Electronic Publication Rules, which became effective on April 15, 2008 and amended on August 28, 2015. Under the Electronic Publication Rules and other regulations issued by the GAPP, online games are classified as a kind of electronic publication, and publishing of online games is required to be conducted by licensed electronic publishing entities that have been issued standard publication codes.

On July 11, 2008, the General Office of the State Council promulgated the Regulation on Main Functions, Internal Organization and Staffing of the GAPP, or the Regulation on Three Provisions. On September 7, 2009, the Central Organization Establishment Commission issued the corresponding interpretations, or the Interpretations on Three Provisions. The Regulation on Three Provisions stipulates that the MOC is authorized to regulate the online game industry, while the State Administration of Press, Publication, Radio, Film and Television, or SARFT, is authorized to approve the publication of online games before their launch on the internet. On June 3, 2010, the MOC promulgated the Provisional Administration Measures of Online Games, or the Online Game Measures, which came into effect on August 1, 2010 and were subsequently amended on December 15, 2017. According to the Online Game Measures, any entity engaging in online game operations must obtain an Online Culture Operating License.

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

According to the aforementioned regulations, the Internet Culture Operation Licenses we have obtained from the Beijing or Hainan branch of the MOC (later the MCT) or MCT (formerly the MOC), through Beijing Network and other companies, the VIEs or their subsidiaries, have expired which collectively cover the business scope of operating gaming products through the internet (including the issuance of virtual currency), may not need to be renewed.

On June 4, 2009, the MOC and the MOFCOM jointly issued The Notice on Strengthening the Administration of Online Game Virtual Currency, or the Virtual Currency Notice, which defines the meaning of the term “virtual currency” and places a set of restrictions on the trading and issuance of virtual currency. The Virtual Currency Notice also states that online game operators are not allowed to give out virtual items or virtual currency through lottery-base activities, such as lucky draws, betting or random computer sampling, in exchange for cash or virtual money of the players.

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

Anti-fatigue Compliance System and Real-name Registration System

In 2007, the General Administration of Press and Publication and several other governmental authorities issued a circular requiring the implementation of an “anti-fatigue system” and a real-name registration system by all PRC online games operators in an effort to curb addictive online game play behaviors of minors. Under the anti-fatigue compliance system, three hours or less of continuous play by minors, is considered to be “healthy,” three to five hours is deemed “fatiguing,” and five hours or more to be “unhealthy.” Game operators are required to reduce the value of in-game benefits to a game player by half if it discovers that the amount of a time a game player spends online has reached the “fatiguing” level, and to zero in the case of the “unhealthy” level.

On July 1, 2011, the relevant eight government authorities issued the Notice on the Commencement of Anti-fatigue and Real-name Registration of Online Games, or the Notice, which came into effect on October 1, 2011, to identify whether a game player is a minor and thus subject to the anti-fatigue compliance system, a real-name registration system should be adopted to require online games (including online mobile and PC games) players to register their real identity information before playing online games. Pursuant to the Notice, online games (including online mobile and PC games) operators must submit the identity information of game players to the National Citizen Identity Information Center, a subordinate public institution of the Ministry of Public Security, for verification.

On October 25, 2019, the General Administration of Press and Publication issued the Notice on Preventing Minor’s Addiction to Online Games, which requires all online gamers to register accounts with their valid identity information and all game companies to stop providing game services to users who fail to do so. Furthermore, minors are prohibited from playing games exceeding a certain period of time per day or putting money into their accounts exceeding a certain amount.

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

On June 27, 2022, the CAC promulgated the Provisions on the Administration of Internet Users' Account Information, which became effective on August 1, 2022. The Provisions on the Administration of Internet Users' Account Information clarifies that where an Internet information service provider provides information release, instant messaging, and other services for Internet users, it shall authenticate the real identity information of the users applying for registration of relevant account information through the mobile phone number, ID number, or unified social credit code. If a user does not provide real identity information or fraudulently uses the identity information of an organization and another person for false registration, the user shall not be provided with relevant services.

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

Regulations on Food Sale and Safety

On February 28, 2009, the Standing Committee of the National People’s Congress promulgated the Food Safety Law of the PRC, or the Food Safety Law, which took effect on June 1, 2009 and was last amended on April 29, 2021. On July 20, 2009, the State Council issued the Implementing Regulations on the Food Safety Law of the PRC, or the Implementing Regulations on the Food Safety Law, which was last amended on December 1, 2019.

Pursuant to the Food Safety Law and Implementing Regulations on the Food Safety Law, the state adopts a licensing system for food production and trading. To engage in food production and selling/catering services, the food production license for food production and food operation license for food selling and catering services shall be obtained in accordance with the law. However, the license is not required for sale of pre-packaged food. If only pre-packaged food is sold, it should be filed for the record to the food safety supervision and administration department at or above the county level of the local People’s Government.

On August 31, 2015, China Food and Drug Administration promulgated the Administrative Measures for Food Operation Licensing, which was amended on November 17, 2017. According to the Administrative Measures for Food Operation Licensing, a person or entity that engages in food selling and catering services within mainland China (herein after referred to in general as “food operator”) shall obtain a food operation license in accordance with the law. Food and drug administrative authorities shall implement classified licensing for food operation according to food operators’ types of operation and the degree of risk of their operation projects.

Regulations on Single-Purpose Commercial Prepaid Cards and Online Commerce

On September 21, 2012, the Ministry of Commerce promulgated the Administrative Measures for Single-Purpose Commercial Prepaid Cards (for Trial Implementation) (the “Regulations on Single-Purpose Commercial Prepaid Cards”), which was amended on August 18, 2016. The Regulations on Single-Purpose Commercial Prepaid Cards applies to business in the retail industry, accommodation and catering industry, and resident service industry that conduct single-purpose commercial prepaid card business within China. A card issuer shall undergo filing formalities within 30 days from the day it conducts single-purpose card business.

On August 31, 2018, the Standing Committee of the National People’s Congress promulgated the E-commerce Law of the PRC, which came into effect on January 1, 2019. The E-commerce Law imposes a series of requirements on e-commerce operators including e-commerce platform operators, merchants operating on the platform and the individuals and entities carrying out business online. According to the E-commerce Law, e-commerce platform operators are required to assume joint liability with the merchants and may be subject to warnings and fines up to RMB 2 million where (i) they fail to take necessary actions when they know or should have known that the products or services provided by the merchants on the platform do not meet personal and property security requirements, or otherwise infringe upon consumers’ legitimate rights; or (ii) they fail to take necessary actions, such as deleting and blocking information, disconnecting, terminating transactions and services, when they know or should have known that the merchants on the platform infringe upon the intellectual property rights of others.

On March 15, 2021, the SAMR promulgated the Measures for the Supervision and Administration of Online Transaction, which became effective on May 1, 2021. The measures require that, among others, online transaction operators shall not force customers, whether or not in a disguised manner, to consent to the collection and use of information not directly related to their business activities by means of one- off general authorization, default authorization, bundling with other authorizations, or the suspension of installation and use.

Regulations on Intellectual Property Rights

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

Patent. The National People’s Congress adopted the Patent Law of the People’s Republic of China in 1984 and amended it in 1992, 2000, 2008 and 2020 (came into effect on June 1, 2021), respectively. Implementing Rules of the Patent Law of the People's Republic of China was promulgated on January 19, 1985 and was last amended on January 9, 2010 by the State Council. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds, nuclear transformation or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention and a ten-year term for a utility model and fifteen-year for a or design, starting from the application date. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder.

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

On May 18, 2006, the State Council issued the Regulations on Protection of the Right of Communication through Information Network, which took effect on July 1, 2006 and was amended on January 30, 2013, further provided that an internet information service provider may be held liable under various situations, including if it knows or should reasonably have known a copyright infringement through the internet and the service provider fails to take measures to remove or block or disconnects links to the relevant content, or, although not aware of the infringement, the internet information service provider fails to take such measures upon receipt of the copyright holder’s notice of infringement.

Since 2005, the NCA, together with certain other PRC governmental authorities, have jointly launched annual campaigns specifically aimed to crack down on internet copyright infringement and piracy in China; these campaigns normally last for three to four months every year. According to the Notice of 2013 Campaign to Crack Down on Internet Infringement and Piracy promulgated by the NCA, the Ministry of Public Security and the MIIT on July 19, 2013, the 2013 campaign mainly targeted key internet publications such as literature, music, movies and TV series, games, cartoons, software in key areas, to strengthen the supervision of audio and video websites and e-commerce platforms and strictly crack down all kinds of internet piracy. NCA, MIIT, the Ministry of Public Security and CAC jointly launch “Jian Wang 2022” Special Program for Combating Online Infringement and Piracy, focusing on online video, online music, online literature, online news, online live broadcast and other fields to carry out special rectification of copyright and crack down on online infringement.

Domain Name. On June 18, 2019, the CNNIC issued the Notice of the Issuance and Implementation of the “the Implementing Rules for Top-level Domain Name Registration” Series of Regulations, or the Notice, which became effective from the same date. According to the Notice, the applicant shall sign a domain name registration agreement with the registrar and submit the materials in written or electronic form on their application. The maximum period of validity of domain name registration shall not exceed ten years, and the longest period from the renewal date to the expiration date after the renewal shall not exceed ten years. The MIIT promulgated the Measures for the Administration of Internet Domain Names on August 24, 2017, which took into effect on November 1, 2017. The Domain Name Measures shall apply to Internet domain name services and related operation, maintenance, supervision and management, and other related activities that are carried out within the territory of the People’s Republic of China. According to the Domain Name Measures, the registration of domain names in PRC is on a “first-apply- first registration” basis. A domain name applicant will become the domain name holder upon the completion of the application procedure. In February 2006, the CNNIC issued the Measures on Domain Name Dispute Resolution, which were subsequently amended in June 2012, in November and in September 2014 and in June 2019 and relevant implementing rules, pursuant to which the CNNIC can authorize a domain name dispute resolution institution to decide disputes.

Trademark. The PRC Trademark Law, adopted in 1982 and amended in 1993, 2001, 2013 and 2019, with its implementation rules adopted in 2002 and amended in 2014, protects registered trademarks. The Trademark Office of the SAIC handles trademark registrations and grants a protection term of ten years to registered trademarks. Trademark license agreements must be filed with the Trademark Office for record. On December 13, 2021, for the purposes of enhancing trademark administration, strengthening the business guidance for trademark law enforcement China National Intellectual Property Administration issued the Standards for Determining General Trademark Violations, or the Circular 34, which became effective on January 1, 2022. The Circular 34 provides standards for the investigation and punishment of general trademark violations by departments in charge of trademark law enforcement. On January 13, the National Intellectual Property Administration issued the PRC Trademark Law (Draft Revision for Comment), which aims at further improving the trademark system and solving the outstanding problems in the field of trademarks.

Regulations on Internet Infringement

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

On December 29, 2020, the Supreme People’s Court amended the Provisions of the Supreme People’s Court on Several Issues concerning the Application of Law in the Trial of Cases involving Civil Disputes over Infringements upon Personal Rights and Interests through Information Networks, or the Provisions, which became effective on January 1, 2021. The Provisions aims at correctly trying cases involving civil disputes over infringements upon personal rights and interests through information networks.

Regulations on Information Content and Censorship

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

On September 9, 2022, the CAC, MIIT and SAMR promulgated the Administrative Provisions on Information Notification Services, which took effect on September 30, 2022, which requires that providers of Internet pop-up window information push services shall abide by the Constitution, laws and administrative regulations, help promote the core socialist values, maintain a correct political direction, correct public opinion orientation and correct value orientation, and help maintain a clean cyberspace.

To comply with the above laws and regulations, we have implemented measures and regularly updated our information security and content- filtering systems with newly issued content restrictions as required by the relevant laws and regulations.

Regulations on Privacy Protection

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of these rights. In recent years, PRC government authorities have enacted legislation on internet use to protect personal information from any unauthorized disclosure.

On July 16, 2013, MIIT promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users, which became effective in September 2013. According to which, telecommunication business operators and ICP operators are responsible for the security of the personal information of users they collect or use in the course of their provision of services. Without obtaining the consent from the users, telecommunication business operators and ICP operators may not collect or use the users’ personal information. The personal information collected or used in the course of provision of services by the telecommunication business operators or ICP operators must be kept in strict confidence, and may not be divulged, tampered with or damaged, and may not be sold or illegally provided to others. The ICP operators are required to take certain measures to prevent any divulgence of, damage to, tampering with or loss of users’ personal information.

On January 23, 2019, four relevant government authorities jointly issued the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, pursuant to which, app operators should collect and use personal information in compliance with the Cyber Security Law and should be responsible for the security of personal information obtained from users and take effective measures to strengthen the personal information protection. Furthermore, app operators should not force their users to make authorization by means of bundling, suspending installation or in other default forms and should not collect personal information in violation of laws, regulations or breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of Apps Infringing upon User’s Personal Rights and Interests, which was issued by MIIT on October 31, 2019.

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

On May 28, 2020, the National People’s Congress issued the Civil Code of the People’s Republic of China (Civil Code), which came into effect in on January 1, 2021, the Civil Code provides a natural person shall have the right of privacy and the personal information of a natural person shall be protected in accordance with law. Information processors shall not divulge or tamper with the personal information collected or stored by them and shall not illegally provide any natural person’s personal information to others without the consent of such natural person.

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

Regulations on Information Security

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

On November 23, 2005, the Ministry of Public Security promulgated The Provisions on Technological Measures for Internet Security Protection, which became effective in March 2006, require all ICP operators to keep records of certain information about its users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days and submit the above information as required by laws and regulations. On December 18, 2012, the PRC National People’s Congress promulgated The Decision on Strengthening Network Information Protection, or the Network Information Protection Decision, which states that ICP operators must request identity information from users when ICP operators provide information publication services to the users. If ICP operators come across prohibited information, they must immediately cease the transmission of such information, delete the information, keep relevant records, and report to relevant government authorities.

For the purpose to strengthen the safety management of Internet information services capable of creating public opinions or social mobilization and the relevant new technologies and new applications, regulate Internet information service activities, and safeguard national security, social order and public interests, on November 15, 2018, the CAC promulgated the Provisions on the Safety Assessment for Internet Information Services Capable of Creating Public Opinions or Social Mobilization, which took effect on November 30, 2018.

For the further purposes of regulating data processing activities, safeguarding data security, promoting data development and utilization, protecting the lawful rights and interests of individuals and organizations, and maintaining national sovereignty, security, and development interests, on June 10, 2021, the Standing Committee of the PRC National People’s Congress promulgated the Data Security Law of the People’s Republic of China, or the Data Security Law, which took effect on September 1, 2021. The Data Security Law requires data processing, which includes the collection, storage, use, processing, transmission, provision, publication of data, to be conducted in a legitimate and proper manner. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it may cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data is required to designate the personnel and the management body responsible for data security, carry out risk assessments of its data processing activities and file the risk assessment reports with the competent authorities. State core data, i.e. data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interests, shall be subject to stricter management system. Moreover, the Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information. In addition, the Data Security Law also provides that any organization or individual within the territory of the PRC shall not provide any foreign judicial body and law enforcement body with any data without the approval of the competent PRC governmental authorities. As the Data Security Law has taken into effect on September 1, 2021, we may be required to make further adjustments to our business practices to comply with this law, as well as any adjustments that may be required by the ultimate Personal Information Protection Law.

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

On July 7, 2022, the CAC issued the Measures for Security Assessment of Cross-border Data Transfer. According to these measures, for certain outbound data transfer circumstances, the data processor shall apply to the national cyberspace administration authority for the security assessment via the local provincial-level cyberspace administration authority.

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

On December 8, 2022, the MIIT published the Data Security Administration Measures in Industry and Information Technology (Interim), or the Industry and Information Technology Measures, which became effect on January 1,2023. The Industry and Information Technology Measures requires that industrial and telecom data processors shall manage the industrial and telecom data by three levels according to relevant regulations and shall apply certain administrative rules corresponding to its level during collecting, storing, using, processing, transferring, providing and publicizing such data.

Regulations on Network Security

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

On October 25, 2022, the MIIT issued the Measures for the Administration of Recordation of Network Product Security Vulnerability Collection Platforms, or the Provisions. The provision prescribed that the recordation of vulnerability collection platforms shall be conducted through the NVDB of the MIIT by online recordation. The organizations or individuals that are to establish vulnerability collection platforms shall faithfully enter the recordation and registration information on the network product security vulnerability collection platforms through the NVDB of the MIIT. Such information shall mainly include: (i) names of vulnerability collection platforms, homepage URL, and Internet content provider (ICP) licenses or recordation numbers, and relevant URLs, official accounts on social networking software and other Internet channels for the release of vulnerability information; (ii) names and certificate numbers of sponsoring entities or individuals, and names and contact information of the principal persons in charge and contact persons of vulnerability collection platforms; (iii) scope and methods of vulnerability collection, rules for vulnerability verification and assessment, rules for instructing relevant responsible parties to fix vulnerabilities, rules for publishing vulnerabilities, rules for verifying registered users' identities, and rules for classified and hierarchical management, among others; (iv) relevant materials on the recordation of hierarchical cybersecurity protection obtained through the Communication Cybersecurity Protection Management System of the MIIT; (v) information on implementation of platform management, among others, in accordance with relevant national standards and industrial standards; and (vi) other information required to be explained, which is required to be submitted by the competent authorities.

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

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Administrative Measures, which became effective on March 31, 2023. According to the Trial Administrative Measures, the overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. And subsequent securities offerings of a public company in the same overseas market where it has previously offered and listed securities shall be filed with the CSRC within 3 working days after the offering is completed. Subsequent securities offerings and listings of a public company in other overseas markets than where it has offered and listed shall be filed pursuant to provisions in the first paragraph of this Article of the Trial Administrative Measures.

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

According to abovementioned regulations, outbound investment projects involving sensitive countries and regions or sensitive industries shall be subject to the verification and approval by the NDRC and MOFCOM respectively. Outbound investment projects other than those involving sensitive countries and regions or sensitive industries shall be managed by record-filing by the NDRC and MOFCOM respectively. Pursuant to NDRC Order 11, sensitive countries and regions shall include: countries with no diplomatic relations with China, countries and regions affected by wars, civil strife, countries and regions in which investment made by enterprises be limited under international treaties and agreements concluded or acceded to by China, etc., and sensitive industries shall include research, development, manufacturing and repair of weaponry, cross-border development and utilization of water resources, news media and other industries. After the completion of the NDRC and MOFCOM procedures, the domestic enterprises (including all types of legal persons) can at their discretion, choose the banks in their respective places of incorporation to go through Foreign Exchange Registration of Outbound Direct Investment, and may handle subsequent formalities for opening relevant accounts, fund exchange and other services (including the inflow of profits and dividends) under outbound direct investment only after Foreign Exchange Registration of outbound direct investment is completed.

On December 26, 2017, the NDRC promulgated the Administrative Measures for Outbound Investment by Enterprises, or the NDRC Order 11, which became effective on March 1, 2018. According to NDRC Order 11, the outbound direct investment projects carried out by the all types of legal persons shall still subject to the verification and approval or record-filing by the NDRC. Besides that, NDRC Order 11 shall apply to outbound investment projects carried out by the overseas enterprises that control by the domestic enterprises and PRC natural person. Under NDRC Order 11, control shall mean holding, directly or indirectly, more than half of the voting rights of an enterprise, or being able to dominate the operations, finance, personnel, technology or other important matters of an enterprise despite not holding more than half of the voting rights.

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

Regulations of Foreign Investment

Foreign investment in the PRC by foreign investors and foreign-invested enterprises used to abide by the Guidance Catalog of Industries for Foreign Investment, or the Foreign Investment Catalog jointly promulgated by the MOFCOM and NDRC on June 28, 1995 and was successively amended on December 31, 1997, April 1, 2002, November 30, 2004, October 31, 2007, December 24, 2011, March 10, 2015 and June 28, 2017. The Foreign Investment Catalog was later replaced by the Special Administrative Measures for Access of Foreign Investment, jointly promulgated by the MOFCOM and NDRC. On December 27, 2021, the MOFCOM and NDRC jointly issued the Special Administrative Measures for Access of Foreign Investment and took effect on January 1, 2022 (the “Negative List (2021 Version)”). According to the Negative List (2021 Version), foreign investment in internet news information services, online publication services, online audio-visual program services are prohibited, and foreign equity share in a value-added telecommunication business shall not exceed 50% (excluding e-commerce, domestic multi-party communication, store-and-forward, and call center).

On March 15, 2019, the Foreign Investment Law of the PRC or the “FIL”, was approved and deliberated the Second Session of the 13th National People’s Congress of China. On December 26, 2019, the Implementation Regulation for the Foreign Investment Law of the People’s Republic of China, or the FIL Implementing Regulations, was issued by the State Council. On December 30, 2019, the MOFCOM and SAMR issued the Measures of Information Report of Foreign Investment, or the FI Information Report Measures. The FIL, the FIL Implementing Regulations and the FI Information Report Measures all came into force on January 1, 2020. The FIL and the FIL Implementing Regulations have replaced three laws on foreign investment (collectively “Three FDI law”), namely, the Law on Sino-Foreign Equity Joint Ventures, the Law on Sino-Foreign Contractual Joint Ventures and the Law on Wholly Foreign Owned Enterprises, and become a fundamental law of China in the foreign investment area, setting forth the basic legal framework in this regard.

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

The VIE structure we adopt is commonly used by foreign investors to invest in China in the Prohibited Sectors or Restricted Sectors. The draft Foreign Investment Law, promulgated on January 19, 2015, attempted to cover the VIE structure as a form of foreign investment. However, the FIL leaves it blank and it is vague whether the VIE structure will be interpreted and regulated to fall into the scope of the FIL. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Substantial uncertainties exist with respect to the interpretation and implementation of PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

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

On February 24, 2023, the CSRC and the other relevant PRC government authorities issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Confidentiality and Archives Administration Provisions”), which became effective on March 31, 2023, according to which a domestic company, including a joint-stock company incorporated domestically that conducts direct overseas offering and listing, and a domestic operating entity of a company that conducts indirect overseas offering and listing, its securities in an overseas market shall strictly abide by applicable PRC laws and regulations, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. According to the Confidentiality and Archives Administration Provisions, during the course of an overseas offering and listing, if a domestic enterprise needs to publicly disclose or provide to securities companies, accounting firms or other securities service providers and overseas regulators, any materials that contain relevant state secrets, government work secrets or that have a sensitive impact (i.e. any documents and materials that contain state secrets or working secrets of government agencies, or any other documents and materials that will be detrimental to national security or public interest if leaked), the domestic enterprise shall strictly fulfill relevant procedures stipulated by applicable national regulations.

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

Dividend Distribution. On March 15, 2019, the National People’s Congress adopted the Foreign Investment Law of the People’s Republic of China, or FIL, which became effective on January 1, 2020.The FIL sets out that the business forms, structures, and rules of activities of foreign-funded enterprises shall be governed by the Company Law of the People’s Republic of China, the Partnership Law of the People’s Republic of China, and other laws. Foreign-funded enterprises formed under the Law on Sino-Foreign Equity Joint Ventures, the Law on Sino-Foreign Contractual Joint Ventures and the Law on Wholly Foreign Owned Enterprises before the implementation of FIL Law may maintain their original business forms, among others, for five years after FIL Law comes into force.

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

Stock Option Rules. The Administration Measures on Individual Foreign Exchange Control were promulgated by the PBOC on December 25, 2006, and their Implementation Rules, issued by the SAFE on January 5, 2007, became effective on February 1, 2007. Under these regulations, all foreign exchange matters involved in employee stock ownership plans and stock option plans participated in by onshore individuals, among others, require approval from the SAFE or its authorized branch. Furthermore, the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rules, were promulgated by the SAFE on February 15, 2012. Pursuant to the Stock Option Rules, PRC residents who are granted shares or stock options by companies listed on overseas stock exchanges based on the stock incentive plans are required to register with the SAFE or its local branches, and PRC residents participating in the stock incentive plans of overseas listed companies shall retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly-listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plans on behalf of these participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, purchase and sale of corresponding stocks or interests, and fund transfer. In addition, the PRC agents are required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agents or the overseas entrusted institution or other material changes. The PRC agents shall, on behalf of the PRC residents who have the right to exercise the employee share options, apply to the SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents. In addition, the PRC agents shall file each quarter the form for record-filing of information of the Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies with the SAFE or its local branches.

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

Regulation on Tax

PRC Enterprise Income Tax

The PRC enterprise income tax is calculated based on the taxable income determined under the applicable Enterprise Income Tax Law, or the EIT Law and its implementation rules, both of which became effective on January 1, 2008 and were most recently amended on December 29, 2018 and April 23, 2019, respectively. Under the EIT Law and its implementing regulations, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but who have established institutions or premises in the PRC or income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if their permanent establishment or premises in the PRC have no actual relationship to the relevant income derived in the PRC, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

The EIT Law and its implementation rules permit certain High and New Technologies Enterprises, or HNTEs, to enjoy a reduced 15% enterprise income tax rate if they meet certain criteria and are officially acknowledged. In addition, the relevant EIT laws and regulations also provide that entities recognized as Software Enterprises are able to enjoy a tax holiday consisting of a two-year-exemption commencing from their first profitable calendar year and a 50% reduction in ordinary tax rate for the following three calendar years. In 2020, the relevant governmental authorities further announced that Key Software Enterprises will be exempted from enterprise income tax for the first five years, commencing from the first year of profitable operation after offsetting tax losses generating from prior years, and be subject to a preferential income tax rate of 10% after the first five years. In accordance with the requirements of Cai Shui [2014] No. 26 and Cai Shui [2022] No. 19, enterprises located in the Heng Qin New Area of Zhuhai City, which qualified as encouraged industrial enterprises and met the substantive operational requirements, are subject to a tax rate of 15%.

According to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued by the PRC State Administration of Taxation on December 10, 2009, with retroactive effect from January 1, 2008, or SAT Circular 698, where a non-resident enterprise transfers the equity interests in a PRC resident enterprise indirectly through a disposition of equity interests in an overseas holding company (other than a purchase and sale of shares issued by a PRC resident enterprise in public securities market), PRC tax reporting and payment obligations may be triggered. On February 3, 2015, SAT issued a new guidance (Bulletin [2015] No. 7), or SAT Bulletin 7, on the PRC tax treatment of an indirect transfer of assets by a non-resident enterprise. SAT Bulletin 7 is the latest regulatory instrument on indirect transfers, extending to not only the indirect transfer of equity interests in PRC resident enterprises but also to assets attributed to an establishment in China and immovable property in China or, collectively, Chinese Taxable Assets. Further, on October 17, 2017, SAT issued the Matters Regarding Withholding Corporate Income Tax at Source from Non-resident Enterprises (Bulletin [2017] No. 37), or SAT Bulletin 37, which replaced SAT Circular 698 and specified the withhold obligation of the transferees. According to SAT Bulletin 7 and SAT Bulletin 37, when a non-resident enterprise engages in an indirect transfer of Chinese Taxable Assets, or Indirect Transfer, through an arrangement that does not have a bona fide commercial purpose in order to avoid paying enterprise income tax, the transaction should be re-characterized as a direct transfer of the Chinese assets and becomes taxable in China under the EIT Law, and gains derived from such indirect transfer may be subject to the PRC withholding tax at a rate of up to 10%, and the party who is obligated to make the transfer payments has the withholding obligation. SAT Bulletin 7 and 37 have replaced SAT Circular 698 in its entirety. They provide more comprehensive guidelines on a number of issues. Among other things, SAT Bulletin 7 substantially changes the reporting requirements in SAT Circular 698, provides more detailed guidance on how to determine a bona fide commercial purpose, and also provides for a safe harbor for certain situations, including purchase and sale of shares in an offshore listed enterprise on a public market by a non-resident enterprise, which may not be subject to the PRC enterprise income tax. In addition, SAT Circular 698 has been abolished by Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source issued by the PRC State Administration of Taxation on October 17, 2017, with retroactive effect from December 1, 2017, or SAT Circular 37. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We face uncertainties with respect to indirect transfer of assets or equity interest in PRC resident enterprises by their non-PRC holding companies.” For more details of the relevant tax regulations, see “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.”

Moreover, the PRC Enterprise Income Tax Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its affiliates or related parties to the relevant tax authorities. These transactions may be subject to audit or challenge by the PRC tax authorities, while the basic rules are regulated by the Announcement of the State Administration of Taxation on Promulgating the Administrative Measures for Special Tax Investigation Adjustments and Mutual Agreement Procedures, or Bulletin 6, which became effective as of May 1, 2017. We may be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between us and the VIEs were not on an arm’s length basis and therefore constituted improper transfer pricing arrangements. See “Item 3. Key Information—D. Risk Factors— Risks Relating to Our Corporate Structure—Our contractual arrangements with the VIEs may result in adverse tax consequences to us.”

PRC Value-added Tax (VAT)

Pursuant to the Provisional Regulations on Value-Added Tax of the PRC and its implementation regulations, unless otherwise specified by relevant laws and regulations, any entity or individual engaged in the sales of goods, provision of processing, repairs and replacement services and importation of goods into China is generally required to pay a value-added tax, or VAT, for revenues generated from sales of products, while qualified input VAT paid on taxable purchase can be offset against such output VAT. The VAT tax rates generally applicable are simplified as 13%, 9%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%. In addition, sales of self-developed software products or license fees from self-developed software are entitled to a VAT refund with respect to the part whose actual VAT burden exceeds 3%.

Cultural Development Fee

According to applicable PRC tax regulations or rules, advertising service providers are generally required to pay a cultural development fee at the rate of 3% on the revenues (a) which are generated from providing advertising services and (b) which are also subject to the value-added tax. Cultural Development Fee was exempted in 2020 and 2021.

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

Regulations on Labor Laws and Social Insurance

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
•
Interim Regulations on the Collection and Payment of Social Insurance Fees, promulgated by the State Council on January 22, 1999, effective since January 22, 1999 and amended on March 24, 2019;
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

In addition, pursuant to the Social Insurance Law, employers in China are required to provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds.

M&A Regulations

On August 8, 2006, six PRC governmental agencies jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the 2006 M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. “Mergers and acquisitions of domestic enterprises by foreign investors” refers to: (a) a foreign investor converts a non-foreign invested enterprise (domestic company) to a foreign invested enterprise by purchasing the equity interest from the shareholder of such domestic company or the increased capital of the domestic company, or the Equity Merger and Acquisition; or (b) a foreign investor establishes a foreign invested enterprise to purchase the assets from a domestic enterprise by agreement and operates the assets therefrom; or (c) a foreign investor purchases the assets from a domestic enterprise by agreement and uses these assets to establish a foreign invested enterprise for the purpose of operation of such assets, or the Assets Merger and Acquisition.

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

After the implementation of the FI Information Report Measures on January 1, 2020, where a foreign investor acquires a domestic non-foreign-invested enterprise by equity, it shall submit an initial report through the enterprise registration system when handling the change registration for the acquired enterprise instead of obtaining the approval of the MOFCOM or its delegates at provincial level. However, regarding the affiliated M&A, according to the Negative List (2021 Version), a M&A of affiliated domestic companies by domestic companies, enterprises or natural persons via the companies legally established or controlled overseas, it shall still apply to the foreign investment, overseas investment, foreign exchange administration and other relevant regulations.

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

For a diagram summarizing our corporate structure and identifying the significant subsidiaries and the VIEs as of the date of this annual report, please refer to “Item 3. Key Information—Our Holding Company Structure and Contractual Arrangements with the Consolidated Variable Interest Entities.” Pursuant to Catalogue of Industries for Encouraging Foreign Investment (2022 Version) and Negative List (2021 Version), Beijing Security is currently engaged in the business of technology promotion, technology development, technology service and technology consultancy, sale of computers, software, auxiliary devices and AI hardware, computer animation design, investment consultancy and advertisement design, production, agency and publication, all of which are permitted foreign investment industries under Catalogue of Industries for Encouraging Foreign Investment (2022 Version) and Negative List (2021 Version).

Conew Network is currently engaged in the business of research and development of digital technology, telecommunication technology and relevant products, self-technology transfer, technology service, technology consultancy and computer technology training, sale of self-developed products, graphic design, business consultancy and investment consultancy, all of which are permitted foreign investment industries under Catalogue of Industries for Encouraging Foreign Investment (2022 Version) and Negative List (2021 Version).

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

As a result of these contractual arrangements, we are considered the primary beneficiary of the VIEs as we have the power to direct activities of these entities and can receive substantially all economic interests in these entities even though we do not necessarily receive all of the VIEs’ revenues. Accordingly, we treat them as the VIEs under U.S. GAAP and have consolidated the results of operation of the VIEs and the then subsidiaries of the VIEs in our consolidated financial statements in accordance with U.S. GAAP. The VIEs and the then subsidiaries of the VIEs together contributed 36.6%, 33.1% and 31.8% of our revenues for the years ended December 31, 2020, 2021 and 2022, respectively.

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

D.
Property, Plants and Equipment

As of December 31, 2022, our principal executive offices were located on leased premises comprising approximately 7,689 square meters in Beijing, China. This facility accommodates our management headquarters, principal development, engineering, legal, finance and administrative activities. We also have offices overseas, mainly in Japan.

Our products and services are mainly deployed on various cloud service providers such as Tencent and Amazon. We believe these arrangements are more cost-effective than acquiring our own servers. We believe that our existing facilities are sufficient for our current need and we expect to obtain additional facilities, principally through leasing, to accommodate our future expansion plans.

We have deployed AI robots in some shopping malls and restaurants in China’s tier one and tier two cities. As of December 31, 2022, we have approximately 11,000 AI robots deployed in shopping malls and restaurants in Beijing, Shanghai, Shenzhen and many other cities in Mainland China. Our AI robots were purchased from Beijing OrionStar, we believe our existing AI robots are sufficient for our current needs and will arrange for the production based on demand and deployment forecasts.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion and analysis may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report. For discussion of 2020 items and year-over-year comparisons between 2021 and 2020 that are not included in this annual report on Form 20-F, please refer to “Item 5. Operating and Financial Review and Prospects” found in our Form 20-F for the year ended December 31, 2021 that was filed with the Securities and Exchange Commission on July 26, 2022.

A.
Operating Results

Overview

We are a China-based IT company. We have attracted hundreds of millions of users through an array of utility products such as Clean Master released in 2012. Leveraging our success on utility products, we launched mobile entertainment products, including mobile games such as Piano Tiles 2. On February 20, 2020, our Google Play Store, Google AdMob and Google AdManager accounts were disabled, which adversely affected our ability to attract new users and generate revenue from Google. Furthermore, we disposed major gaming-related business in 2020.

We have deployed AI robots in some shopping malls and restaurants in China’s tier one and tier two cities. Through voice interaction and AI technologies, these robots are able to attract customers, provide services and perform marketing campaigns to amplify partner promotions and build brand recognition. In 2021, we have started a business model of E-coupon vending robots, which is a brand-new inside-shopping-mall and inside-restaurants marketing mode to effectively attract customers for merchants. We applied both offline and online marketing strategies to expand the business. Offline, we use our robots which have been deployed in the shopping malls and restaurants. Online, we use our own Wechat mini program – Quanduoduo, some other local network communities as well as some mainstream third-party platforms. In 2022, we started our live commerce business to sell various food products, which are also offered in Quanduoduo. Although these business have made good progress in 2022, they are still at the early stage, we do not expect significant revenue inflows from these in the near future.

We also provide multi-cloud management and overseas advertising agency service. Multi-cloud management service is to provide our customers one-stop multi-cloud resource management solutions, conduct comprehensive management of multi-cloud resources and environment, and provide various solutions that can be implemented in the cloud, including platforms for backup and disaster recovery, machine learning, cost optimization and monitoring alarm. Overseas advertising agency service is to assist companies to launch advertisement on large overseas advertising platforms, such as Facebook.

Since 2020, we have reported our revenues and operating profits in two segments: internet business and AI and others. In 2021, as a result of our ongoing business streamlining efforts, we expected to further leverage the synergies between our overseas advertising service and our global multi-cloud management services which both serve customers with overseas operation demands and accordingly the CODM changed the way he reviews the segment performances. Consequently, we aligned our operating segments and our overseas advertising agency services, which assists companies to launch advertisement on overseas advertising platforms, are changed from the Internet business into AI and others. We have retrospectively revised segment information for the comparative periods.

Revenues from our internet business mainly include two parts, online advertising and internet value-added services. We generate advertising revenues by providing mobile advertising services to our customers worldwide, as well as selling advertisements and referring user traffic on our mobile and PC platforms. We generate value-added services revenues principally from fee-based services, mainly including VIP membership, software subscription and game-related services.

Revenues from our AI and other business mainly from E-coupon vending, multi-cloud management platform, overseas advertising agency service and some other AI related business.

On the corporate level, our revenues increased to RMB884.1 million (US$128.2 million) in 2022 due to the revenue increase of our membership services as well as our AI and other business. Our net loss attributable to Cheetah Mobile shareholders was RMB513.5 million (US$74.4 million) in 2022, compared to a net loss attributable to Cheetah Mobile shareholders of RMB351.1 million in 2021.

Historically, we have invested heavily in research and development and selling and marketing to grow our internet business and AI business. Since 2021, we have taken measures to control expenses and improve operational efficiency, such as organization downsizing. Our headcount decreased from 851 as of December 31, 2021 to 713 as of December 31, 2022.

Impact of COVID-19

Our results of operations and financial condition have been and may continue to be affected by the spread of COVID-19. Although Chinese economy recovered to some degree in 2022 and China began to modify its COVID-19 control policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December 2022, the extent to which COVID-19 impacts our results of operations will depend on the future developments of the pandemic which are highly uncertain. See also “Item 3. Key Information—D. Risk Factors— Risks Relating to Doing Business in China— A severe or prolonged downturn in the global economy could materially and adversely affect our business and financial condition.”

Selected Statement of Operations Items

Revenues

We generate revenues from internet business and AI and others. The following table sets forth the principal components of our revenues by amount and as a percentage of our revenues for the periods presented.

	Years Ended December 31,
	2021		2022
	RMB	% of revenues	RMB	US$	% of revenues
Internet business	653,759	83.3	697,387	101,112	78.9
AI and others	130,857	16.7	186,679	27,066	21.1
Revenues	784,616	100.0	884,066	128,178	100.0

Internet business

Revenues from internet business accounted for 83.3% and 78.9% of our revenues in 2021 and 2022, respectively. Our portfolio of internet products has attracted a massive user base, which enabled us to provide online marketing services to customers worldwide as well as refer user traffic and sell advertisements on our mobile and PC platforms. We mainly charge fees for our online advertising services on cost per impression basis, which refers to cost based on the number of impressions over a period. We also provide value-added services for our internet product, which mainly includes VIP membership and software subscription. Our VIP membership and software subscription services are mainly sold in short term period, typically, no more than 12 months.

We believe that the most significant factors affecting revenues from internet business include:

•
User base and user engagement in key markets. We believe a large, loyal and engaged user base in key markets would help us retain existing customers and attract more customers and business partners for our internet business and at the same time gives us more pricing power. It also results in more user impressions or other actions that generate more fees for performance-based marketing. In particular, a large and engaged user base is crucial for the sustainability of our product and related services. We plan to further improve our products and introduce more products to increase users’ engagement with our products.
•
Fee arrangements with our significant customers. A small number of advertising customers have contributed a significant portion of revenues for our online advertising services. In advertising markets, advertising platforms provide bids to APP operators for displaying advertisements on their apps, and the bid prices may fluctuate significantly depending on who are the bidders, the type of the advertising inventories, seasonality, and supply and demand balance. The fee arrangements with these significant customers and the mix of these arrangements can have a significant impact on our revenues, and some of these impact may be beyond our control.
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
•
Number of paying users. Our revenues from premium services as well as membership and software subscription services depend on our ability to develop popular function in utility products. The popularity of the apps we operate directly affects the number of paying users we attract, and the revenues generated from such users.

AI and Others

Revenue from AI and others accounted for 16.7% and 21.1% of our revenues in 2021 and 2022, respectively. AI and others revenues mainly include revenues from our AI related business, such as E-coupon-selling robots, business of multi-cloud management service and overseas advertising agency service, as well as providing technical consulting services to third parties and related parties.

Cost of Revenues

Cost of revenues primarily consist of traffic acquisition costs, bandwidth and cloud costs, personnel costs, sharing costs, channel costs, depreciation of equipment, and cost of products sold.

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

Sharing costs consist primarily of revenue sharing with application publishers.

Channel costs consist commission fees paid to distribution platforms and payment channels.

Operating Income and Expenses

Our operating income and expenses consist of (i) research and development expenses, (ii) selling and marketing expenses, (iii) general and administrative expenses, and (iv) other operating income and expenses. The following table sets forth the components of our operating income and expenses for the periods indicated.

	Years Ended December 31,
	2021		2022
	(in thousands, except percentages)
	RMB	% of revenues	RMB	US$	% of revenues
Operating income and expenses
Research and development	(211,594)	(27.0)	(180,957)	(26,236)	(20.5)
Selling and marketing	(370,274)	(47.2)	(476,853)	(69,137)	(53.9)
General and administrative	(191,868)	(24.5)	(214,337)	(31,076)	(24.2)
Other operating income	17,205	2.2	15,051	2,182	1.7
Total operating income and expenses	(756,531)	(96.5)	(857,096)	(124,267)	(96.9)

Research and Development Expenses. Research and development expenses consist primarily of salaries and benefits, including share-based compensation expenses, for our research and development employees. These expenditures are generally expensed as incurred. Research and development expenses decreased by 14.5% year over year to RMB181.0 million (US$26.2 million) in 2022, which primarily resulted from the improvement of operational efficiency.

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

Cayman Islands and BVI. Under the current laws of the Cayman Islands and BVI, we are not subject to tax on income or capital gain. Additionally, upon payments of dividends by us to our shareholders, no Cayman Islands and BVI withholding tax will be imposed.

Hong Kong. Our subsidiaries incorporated in Hong Kong were subject to Hong Kong profits tax rate of 16.5% for the years ended December 31, 2021 and 2022, the first HK$2 million of profits earned by one of our subsidiaries incorporated in Hong Kong is taxed at half the current tax rate (i.e. 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate, and foreign-derived income is exempted from income tax.

Singapore. Our subsidiaries incorporated in Singapore were subject to Singapore corporate income tax rate of 17% for the year ended December 31, 2021 and 2022.

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

PRC.

Enterprise income tax. Our PRC subsidiaries and VIEs are subject to the statutory rate of 25% in accordance with the EIT Law, with exceptions for certain preferential tax treatments. Under relevant PRC government policies, enterprises qualified as “new software enterprise” are entitled to a two-year exemption and three-year 50% reduction on enterprise income tax commencing from the first profit-making year. Enterprises qualified as “high and new technology enterprise” are entitled to a preferential rate of 15%. According to the Administrative Measures for Recognition of High and New Technology Enterprises, where the relevant department finds in the course of daily management that a recognized “high and new technology enterprise” does not meet the conditions for recognition, it shall apply to the recognition department for verification. If the verification confirms that the enterprise does not meet the conditions for recognition, the recognition department shall disqualify the “high and new technology enterprise” and advise the tax authority to recover the payment of reduced or exempted taxes under tax preferences it has enjoyed from the year when it fails to meet the recognition requirements. Enterprises that qualified as encouraged industrial enterprises located in Zhu Hai Heng Qin New Area (“Heng Qin New Area”) are subject to a tax rate of 15%. For the year ended December 31, 2021, and 2022, our PRC subsidiaries qualified as “new software enterprise” were subject to tax holiday or a preferential tax rate of 12.5% and 12.5%, respectively, our PRC subsidiaries and VIEs qualified as “high and new technology enterprise” and located in Heng Qin New Area were subject to tax holiday or a preferential tax rate of 15%, and our remaining PRC subsidiaries, VIEs and the subsidiaries of the VIEs were subject to enterprise income tax at a rate of 25%.

Withholding tax. Under the EIT Law and its implementation rules, dividends, interests, rents or royalties payable by a foreign-invested enterprise, such as our PRC subsidiaries, to any of its non-resident enterprise investors, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% EIT, namely withholding tax, unless non-resident enterprise investor’s jurisdiction of incorporation has a tax treaty or agreement with China that provides for a reduced withholding tax rate or an exemption from withholding tax. The Cayman Islands, where our company is incorporated, and the British Virgin Islands, where our subsidiary Conew.com Corporation was incorporated, do not have such tax treaties with China. None of our U.S. subsidiaries is an immediate holding company of our PRC subsidiaries. Under the Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, the 10% dividend withholding tax rate may be reduced to 5%, if a Hong Kong resident enterprise that receives a dividend is considered a non-PRC tax resident enterprise and holds at least 25% of the equity interests in the PRC enterprise distributing the dividends, subject to approval of the relevant PRC tax authority. Based on the Circular of the SAT on Relevant Issues concerning the Implementation of Dividend Clauses in Tax Treaties issued on February 20, 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT, effective as of April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of its income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements, or Circular 60. Circular 60 was repealed simultaneously upon the implementation of Announcement of the State Taxation Administration on Issuing the Measures for the Administration of Non-resident Taxpayers’ Enjoyment of Treaty Benefits, or Circular 35, which was promulgated on October 14, 2019 and became effective on January 1, 2020. According to Circular 35, if a non-resident taxpayer determines through self-assessment that he or she is eligible for treaty benefits, he or she may, when filing tax returns, or when a withholding agent files withholding returns, enjoy tax treaty benefits, and collect and retain relevant materials for review in accordance with the provisions and accept the follow-up administration of tax authorities. However, if the Hong Kong resident enterprise is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividends may remain subject to withholding tax at a rate of 10%. Accordingly, our Hong Kong subsidiaries may not be able to enjoy the 5% withholding tax rate for the dividends they receive from our PRC subsidiaries if they do not satisfy the relevant conditions under tax rules and regulations and obtain the approvals as required.

PRC Value-added tax. As of the date of this annual report, our PRC subsidiaries and VIEs are subject to VAT at a rate of 3%, 6%, 9% or 13% VAT rate on the services we provide and related surcharges.

Effect of Different Tax Rates in Different Jurisdictions

The following table sets forth our income (loss) before income tax and the effect of differing tax rates in different jurisdictions on our income tax expenses in each applicable jurisdiction, for the years ended December 31, 2021 and 2022.

		Year Ended December 31,
		2021	2022
		RMB	RMB	US$
		(in thousands)
Cayman Islands and BVI	Income (Loss) before income tax	17,406	(171,383)	(24,848)
	Income tax expenses (benefits) computed at the PRC statutory tax rate of 25%	4,352	(42,846)	(6,212)
	Income tax expenses computed at Cayman Islands statutory tax rate of 0%	—	—	—
	Effect of differing tax rates in different jurisdictions	(4,352)	42,846	6,212
USA	Loss before income tax	(1,350)	(74)	(11)
	Income tax benefits computed at the PRC statutory tax rate of 25%	(338)	(19)	(3)
	Income tax benefits computed at the U.S. statutory tax rate of 21%	(284)	(16)	(2)
	Effect of differing tax rates in different jurisdictions	54	3	1
Hong Kong	Income (Loss) before income tax	147,306	(81,036)	(11,749)
	Income tax expenses (benefits) computed at the PRC statutory tax rate of 25%	36,826	(20,259)	(2,937)
	Income tax expenses (benefits) computed at the Hong Kong statutory tax rate of 16.5%	24,305	(13,371)	(1,939)
	Effect of differing tax rates in different jurisdictions	(12,521)	6,888	998
Singapore	Loss before income tax	(3,515)	(6,908)	(1,002)
	Income tax benefits computed at the PRC statutory tax rate of 25%	(879)	(1,727)	(250)
	Income tax benefits computed at the Singapore statutory tax rate of 17%	(598)	(1,174)	(170)
	Effect of differing tax rates in different jurisdictions	281	553	80
PRC	Loss before income tax	(490,025)	(261,306)	(37,886)
	Income tax benefits computed at the PRC statutory tax rate of 25%	(122,506)	(65,326)	(9,471)

		Year Ended December 31,
		2021	2022
		RMB	RMB	US$
		(in thousands)
	Income tax benefits computed at the PRC statutory tax rate of 25%	(122,506)	(65,326)	(9,471)
	Effect of differing tax rates in different jurisdictions	—	—	—
France	Loss before income tax	(1,751)	(1,303)	(189)
	Income tax benefits computed at the PRC statutory tax rate of 25%	(438)	(326)	(47)
	Income tax benefits computed at the French statutory tax rate of 26.5%	(464)	(345)	(50)
	Effect of differing tax rates in different jurisdictions	(26)	(19)	(3)
Taiwan	Loss before income tax	(2,064)	(3,222)	(467)
	Income tax benefits computed at the PRC statutory tax rate of 25%	(516)	(806)	(117)
	Income tax benefits computed at the Taiwan statutory tax rate of 20%	(413)	(644)	(93)
	Effect of differing tax rates in different jurisdictions	103	162	24
Others	Loss before income tax	(5,578)	(20,548)	(2,978)
	Income tax benefits computed at the PRC statutory tax rate of 25%	(1,395)	(5,136)	(746)
	Income tax benefits computed at the statutory tax rates of such other jurisdictions	(1,698)	(6,289)	(913)
	Effect of differing tax rates in different jurisdictions	(303)	(1,153)	(167)
Total	Loss before income tax	(339,571)	(545,780)	(79,130)
	Income tax benefits computed at the PRC statutory tax rate of 25%	(84,894)	(136,445)	(19,783)
	Income tax benefits computed at the statutory tax rate of different jurisdictions	(101,658)	(87,165)	(12,638)
	Effect of differing tax rates in different jurisdictions	(16,764)	49,280	7,145

The following table sets forth the effect of tax holiday and preferential tax treatments on our income tax expenses in each applicable jurisdiction, for the years ended December 31, 2021 and 2022.

	Year Ended December 31,
	2021	2022
	RMB	RMB	US$
	(in thousands)
PRC(1)	44,909	2,232	324
Others	—	—	—
Total	44,909	2,232	324

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

	Year Ended December 31,
	2021	2022
	RMB	RMB	US$
	(in thousands)
Selected Consolidated Statements of Comprehensive income (loss):
Revenues	784,616	884,066	128,178
Internet business	653,759	697,387	101,112
AI and others	130,857	186,679	27,066
Cost of revenues(1)	(257,656)	(252,561)	(36,618)
Gross profit	526,960	631,505	91,560
Operating income and expenses
Research and development(1)	(211,594)	(180,957)	(26,236)
Selling and marketing(1)	(370,274)	(476,853)	(69,137)
General and administrative(1)	(191,868)	(214,337)	(31,076)
Other operating income, net	17,205	15,051	2,182
Total operating expenses, net	(756,531)	(857,096)	(124,267)
Operating loss	(229,571)	(225,591)	(32,707)
Other income (expenses)
Interest income, net	25,391	35,710	5,177
Foreign exchange gains (losses), net	24,288	(95,434)	(13,837)
Other income	252,998	101,265	14,681
Other expense	(412,677)	(361,730)	(52,444)
Loss before income taxes	(339,571)	(545,780)	(79,130)
Income tax (expenses) benefits	(13,633)	25,089	3,638
Net loss	(353,204)	(520,691)	(75,492)
Less: net loss attributable to noncontrolling interests	(2,078)	(7,216)	(1,046)
Net loss attributable to Cheetah Mobile Inc.	(351,126)	(513,475)	(74,446)

(1) Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	Year Ended December 31,
	2021	2022
	RMB	RMB	US$
	(in thousands)
Cost of revenues	1,027	686	99
Research and development	5,996	1,580	229
Selling and marketing	1,339	1,899	275
General and administrative	(1,212)	3,698	536
Total	7,150	7,863	1,139

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenues. Our revenues increased by 12.7% from RMB784.6 million in 2021 to RMB884.1 million (US$128.2 million) in 2022.

Internet business. Revenues from internet business increased by 6.7% from RMB653.8 million in 2021 to RMB697.4 million (US$101.1 million) in 2022. The year-over-over increase was primarily due to business growth from our VIP membership services. In 2022, approximately 50.9% of our revenues from internet business were generated from advertising while the rest of its revenues were generated from other sources, such as providing premium services, anti-virus software sales and office software sales.

AI and others. Revenues from AI and others increased to RMB186.7 million (US$27.1 million) in 2022 from RMB130.9 million in 2021. This increase was primarily due to business growth from multi-cloud Management service, E-coupon vending robot and overseas advertising agency services.

Cost of revenues. Our cost of revenues decreased by 2.0% from RMB257.7 million in 2021 to RMB252.6 million (US$36.6 million) in 2022.Through more efficient operations, such as lowering traffic acquisition costs and channel costs, we managed to reduce cost of revenues while increasing our revenues.

Gross profit. As a result of the foregoing, our gross profit increased by 19.8% from RMB527.0 million in 2021 to RMB631.5 million (US$91.6 million) in 2022.

Gross margin. Our gross margin increased to 71.4% for the year ended December 31, 2022 from 67.2% for the year ended December 31, 2021.

Operating expenses. Our operating expenses increased by 13.3% from RMB756.5 million in 2021 to RMB857.1 million (US$124.3 million) in 2022 mainly due to our increased marketing and promotion expenses on user acquisition.

Research and development expenses. Our research and development expenses decreased by 14.5% from RMB211.6 million in 2021 to RMB181.0 million (US$26.2 million) in 2022. This decrease was primarily due to improvement of operational efficiency.

Selling and marketing expenses. Our selling and marketing expenses increased by 28.8% year over year to RMB476.9 million (US$69.1 million) in 2022. This increase was primarily due to marketing and promotion expenses related to our user acquisition.

General and administrative expenses. Our general and administrative expenses increased by 11.7% year over year to RMB214.3 million (US$31.1 million) in 2022, which was mainly due to some one-time expenses.

Other operating income/expenses. Other operating income primarily consisted of government grants, subsidies and financial incentives that we received in connection with our operations not related to research and development projects and impairment of long-lived assets. Other operating income was RMB15.1 million (US$2.2 million) in 2022, as compared with other operating income RMB17.2 million in 2021.

Operating loss. As a result of the foregoing, we had an operating loss of RMB225.6 million (US$32.7 million) in 2022, as compared to an operating loss of RMB229.6 million in 2021.

Operating loss margin. We had an operating loss margin of 25.5% in 2022, as compared to an operating loss margin of 29.3% in 2021.

Other income. Other income was RMB101.3 million (US$14.7 million) in 2022, which was primarily due to gains from disposal and upward fair value adjustment of certain long-term investments.

Other expense. Other expense was RMB361.7 million (US$52.4 million) in 2022, which was primarily due to impairment of certain long-term investments.

Income tax expense. Our income tax benefits was RMB25.1 million (US$3.6 million) in 2022, as compared to income tax expense of RMB13.6 million in 2021.

Net loss attributable to Cheetah Mobile shareholders. Primarily as a result of the foregoing, our net loss attributable to Cheetah Mobile shareholders was RMB513.5 million (US$74.4 million) in 2022, as compared to a net loss attributable to Cheetah Mobile shareholders of RMB351.1 million in 2021.

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

Revenue recognition

We generate revenues primarily through internet business, AI and others. Pursuant to ASC 606-10-32-2A, we also elected to exclude sales taxes and other similar taxes from the measurement of the transaction price. Therefore, revenues are recognized net of value added taxes (“VAT”).

The following table presents our revenues disaggregated by revenue source:

	Year Ended December 31,
	2021	2022
	RMB	RMB	US$
	(in thousands)
Revenues:
Internet business
Online advertising	354,604	355,289	51,512
Internet value-added services	299,155	342,098	49,600
AI and Others
Advertising agency services	61,588	83,111	12,050
Multi-cloud Management Services	41,443	77,956	11,303
Technical consulting services and others	17,236	20,323	2,946
Sale of AI hardware products	10,590	5,289	767
Total consolidated revenues	784,616	884,066	128,178

Internet business

Online advertising

Online advertising revenue is primarily derived from displaying advertisements for our customers on its online platforms including duba.com and other websites, browsers, PC and mobile applications, and to a lesser extent, on third-party advertising publishers’ websites or mobile applications. We have three general pricing models for our advertising products: cost over a time period, cost for performance basis and cost per impression basis. For advertising contracts over a time period, we generally recognize revenue ratably over time, because the customer simultaneously receives and consumes the benefits as we perform throughout a fixed contract term. For contracts that are charged on the cost for performance basis, we charge an agreed-upon fee to its customers determined based on the effectiveness of advertising links, which is typically measured by clicks, transactions, installations, user registrations, and other actions. Revenue is recognized at a point in time when there is an effective click, transaction, installations, user registrations, and other actions. For advertising contracts that charged on cost per impression basis, we recognize the revenue at a point in time when the impressions are delivered based on the mutual agreement formed with customers. For online advertising services arrangement involving third-party advertising publishers’ websites or mobile publications, we recognize gross revenue the amount of fees received or receivable from customers as we have control over the advertising services before they are transferred to the customer, and therefore, we are not arranging for the advertising services to be provided by third parties on their internet properties. Revenue for online advertising services involving third-party advertising publishers’ websites or mobile publications is recognized at a point in time when all the revenue recognition criteria are met. Payments made to the third-party advertising publishers or content providers are included in cost of revenues.

Internet value-added services

We generate value-added services revenue principally from fee-based services, mainly including VIP membership, software subscription, and game-related services.

VIP membership and software subscription. We provide non-cancellable VIP membership services and hosted software subscription services to individual and enterprise customers, which can obtain the access to the related services over a fixed period of time at a fixed price as specified in the contract. Our VIP membership services are provided to customers with various privileges, which primarily include access to advertising-free and value-added services such as file and data recovery, malicious pop-up interception, PDF converting etc. We also provide various software such as anti-virus, security protection, immediate communication and others to individual and enterprise customers. The software license and the when-and-if-available updates and related services are accounted for as a single performance obligation as the license, updates and services are inputs to a combined items in the contract. The VIP membership services and software subscription services are primarily sold in short term period, typically, no more than 12 months. Certain services have contracts with no fixed duration. For these indefinite term subscriptions, we estimated the expected contract period based on historical usage pattern and recognizes related revenue over the expected contract period. Upfront payment is generally required and upon the receipt of membership fees and software subscription fees, we recognize the excess of payment received as compared to the recognized revenue as deferred revenue in “Accrued expenses and other liabilities” and revenue is recognized ratably over the membership period or the subscription period as services are rendered.

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

AI and Others

Advertising agency services

We provide advertising agency services by arranging advertisers to purchase various advertisement products from certain online networks. We receive from the online network performance-based commissions, which are determined based on a pre-specified percentage of the payment by the advertisers for the online network’s various advertisement products. We act as an agent to arrange for the advertising services to be provided by third parties on their internet properties and incentives provided to the end customers are typically market-wide promotions that result in lower fee earned by us, and therefore are recorded as a reduction of revenue at the date we record the corresponding revenue transaction. Revenue from advertising agency services is recognized on a net basis at a point in time when the advertisement products are delivered by the online networks. The revenue is estimated by us based on the real-time advertising performance results provided by the online networks and the commission rates pre-determined in contracts signed with relevant online networks. There was no significant difference between our estimates and the subsequent periodic invoices provided by the online network for all the periods presented. Receivables from advertising agency services were included in other receivables from advertisers in “Prepayments and other current assets” and payable to online networks were included in payable to online advertising platforms as agency in “Accrued expenses and other current liabilities” on the consolidated balance sheets.

Multi-Cloud Management services

We provide multi-cloud management services through cloud management platform. The nature of our performance obligation is a single performance obligation to stand ready to provide integrated technical cloud-based solution or sell cloud resources to customers. Revenue is recognized over time when related solutions or resources are provided to customers. We evaluate whether it is appropriate to record the revenue on gross or net basis based on whether we act as a principal or as an agent. This determination is reviewed for each specified service provided to the customer and may involve significant judgment. In certain cases, we conclude that we control the solutions and resources before they are transferred to end customers, as we integrate the cloud resources with its technical expertise to provide ongoing customized cloud-based solutions, are primarily responsible for the fulfillment, and have inventory risk before the specified solutions and resources have been transferred to the customers and revenue is recognized on a gross basis. In other cases, we act as a reseller of cloud resources and during which we act as an agent to arrange for the resources to be provided by third parties and revenue is recognized on a net basis.

Sale of AI hardware products, technical consulting service and others

We recognize revenue generally at a point in time for the sale of AI hardware products when the products are delivered to customers. Technical consulting services are recognized over time because the customer simultaneously receives and consumes the benefits as we perform throughout a fixed term. We also sell food products and coupons which can be consumed for food services in the restaurants, such revenue is recognized when the products and services are delivered to customers.

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

Allowance for credit losses

We maintain an allowance for credit losses in accordance with ASC 326 and records the allowance for credit losses as an offset to assets such as accounts receivable, prepayments and other current assets and due from related parties, etc. and the estimated credit losses charged to the allowance is classified as “General and administrative” and “Other expenses” in the consolidated statements of comprehensive income (loss). We assess collectability by reviewing assets on a collective basis where similar characteristics exist, primarily based on similar business line, service or product offerings and on an individual basis when we identify specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, we consider historical collectability based on past due status, the age of the balances, credit quality of our customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect our ability to collect from customers.

Account receivables, net

Accounts receivable are recognized and carried at the original invoiced amount less an allowance for credit losses. Bad debts are written off as incurred. We generally do not require collateral from its customers.

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

Investment in debt securities

We account for our investments in debt securities in accordance with ASC 320-10, Investments-Debt Securities: Overall. We classified the investments in debt securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320-10. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of the short-term investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains, or losses are realized.

The debt securities that we have positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. The allowance for credit losses of the held-to-maturity debt securities reflects our estimated expected losses over the contractual lives of the held-to-maturity debt securities and is charged to “Other expense” in the consolidated statements of comprehensive income (loss). Estimated allowances for credit losses are determined by considering reasonable and supportable forecasts of future economic conditions in addition to information about past events and current conditions.

Debt securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Unrealized holding gains and losses for trading securities are included in earnings.

Debt investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Available-for-sale debt securities are reported at fair value, with unrealized gains and losses recorded in other comprehensive (loss) income.

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

B.
Liquidity and Capital Resources

Cash Flows and Working Capital

We finance our operations and strategic investments primarily using our cash and cash equivalents, including our operating cash inflows and short-term investments. Cash and cash equivalents consist of cash on hand and bank deposits, which are unrestricted to withdrawal and use, and highly liquid investments with original stated maturity of three months or less. Short-term investments consist of highly liquid investments with original maturities of greater than three months but less than 12 months and investments that are expected to be realized in cash during the next 12 months. As of December 31, 2022, we had RMB1,672.7 million (US$242.5 million) in cash and cash equivalents, restricted cash and short-term investments.

We believe that our cash and the anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the next 12 months. However, we may require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to selectively pursue. If our existing cash resources are insufficient to meet our requirements, we may seek to sell equity or debt securities or borrow from banks.

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

The table below sets forth a breakdown of our cash by currency and location as of December 31, 2021 and 2022:

	As of December 31,
	2021	2022
	(in thousands of RMB)
Cash located outside of the PRC
—held by Company and Subsidiaries in US dollars	1,210,677	990,373
—held by Company and Subsidiaries in RMB	206,901	127,678
—held by Company and Subsidiaries in others	72,092	49,474
—held by VIEs in US dollars	28	2,459
—held by VIEs in others	7	567
Cash located in the PRC
—held by Company and Subsidiaries in RMB	47,454	116,802
—held by Company and Subsidiaries in US dollars	9,306	9,740
—held by VIEs in RMB	37,453	218,697
—held by VIEs in US dollars	8	9
Total cash and cash equivalents	1,583,926	1,515,799

The table below sets forth a breakdown of our short-term investments by location as of December 31, 2020, 2021 and 2022:

	As of December 31,
	2021	2022
	(RMB in thousands)
Short-term investments located outside of the PRC
—Time deposits located outside the PRC	640	69,796
Short-term investments located in the PRC
—Wealth management products located in the PRC	262,173	86,386
Total short-term investments	262,813	156,182

The following table sets forth a summary of our cash flows for the years indicated:

	Year Ended December 31,
	2021	2022
	RMB	RMB	US$
	(in thousands)
Net cash provided by (used in) by operating activities	102,811	(424,249)	(61,512)
Net cash provided by investing activities	220,836	189,052	27,410
Net cash used in financing activities	(9,640)	(4,866)	(706)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(29,755)	171,851	24,918
Cash, cash equivalents and restricted cash at the beginning of year	1,300,455	1,584,707	229,761
Net increase (decrease) in cash, cash equivalents and restricted cash	284,252	(68,212)	(9,890)
Cash, cash equivalents and restricted cash at the end of year	1,584,707	1,516,495	219,871

Operating Activities

Net cash used in operating activities for the year ended December 31, 2022 was RMB424.2 million (US$61.5 million). This amount was primarily attributable to net loss of RMB520.7 million (US$75.5 million), (i) adjusted for gains on disposal of investment

RMB32.5 million (US$4.7 million) ; (ii) adjusted for impairment of assets RMB261.8 million (US$38.0 million), foreign currency exchange losses RMB95.4 million (US$13.8 million), depreciation of property and equipment RMB49.2 million (US$7.1 million); (iii) adjusted for changes in operating assets and liabilities that positively affected operating cash flow, primarily an increase in accrued expenses and other current liabilities RMB236.3 million (US$34.3 million), (iv) partially offset by changes in operating assets and liabilities that negatively affected operating cash flow, primarily due to an increase in prepayments and other current assets RMB447.2 million (US$64.8 million) and an increase in accounts receivable RMB103.6 million (US$15.0 million).

Net cash provided by operating activities for the year ended December 31, 2021 was RMB103.0 million. This amount was primarily attributable to net loss of RMB353.2 million, (i) adjusted for gains on disposal of investments of RMB92.1 million, changes in fair value of financial assets of RMB90.6 million and share of income from equity method investments of RMB61.0 million; (ii) adjusted for certain non-cash expenses, primarily impairment of assets RMB395.0 million, depreciation of property and equipment of RMB45.8 million; (iii) adjusted for changes in operating assets and liabilities that positively affected operating cash flow, primarily a decrease in prepayments and other current assets of RMB315.6 million, (iv) partially offset by changes in operating assets and liabilities that negatively affected operating cash flow, primarily due to a decrease in accrued expenses and other current liabilities of RMB201.3 million.

Investing Activities

Net cash provided by investing activities was RMB189.1 million (US$27.4 million) for the year ended December 31, 2022, primarily attributable to proceeds from maturity of short-term investments of RMB1,111.5 million (US$161.1 million) and proceeds from disposal of long-term investments of RMB153.5 million (US$22.3 million), partially offset by purchase of short-term investments of RMB1,005.1 million (US$145.7 million) and purchase of long-term investments RMB69.6 million (US$10.1 million) .

Net cash provided by investing activities was RMB220.8 million for the year ended December 31, 2021, primarily attributable to proceeds from maturity of short-term investments of RMB3,726.0 million and proceeds from disposal of long-term investments RMB188.2 million, partially offset by purchase of short-term investments RMB3,630.4 million.

Financing Activities

Net cash used in financing activities was RMB4.9 million (US$0.7 million) for the year ended December 31, 2022.

Net cash used in financing activities was RMB9.6 million for the year ended December 31, 2021.

Material cash requirements

Our material cash requirements as of December 31, 2022 and any subsequent interim period primarily include our capital expenditures, operating lease obligations, and purchase obligations.

We incurred capital expenditures of RMB46.8 million and RMB6.8 million (US$1.0 million) in 2021 and 2022, respectively. Our capital expenditures were primarily attributable to purchase of computers and servers related to research and development activities and purchase of AI hardware for our E-Coupon vending business. As our AI business expands, we may purchase more AI hardware in the future.

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

The following table sets forth our contractual obligations by specified categories as of December 31, 2022.

	Payment due by period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In thousands of RMB)
Operating lease obligations	44,982	14,455	24,250	6,277	—
Purchase obligations	29,313	29,313	—	—	—
Total	74,295	43,768	24,250	6,277	—

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2022.

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

C.
Research and Development, Patents, and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.
Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.
Critical Accounting Estimates

For our critical accounting estimates, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates.”

Item 6. Directors, Senior Management and Employees

A.
Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Sheng Fu	45	Chief Executive Officer and Chairman of the Board of Directors
Tao Zou	47	Director
Thomas Jintao Ren	44	Chief Financial Officer and Director
Ning Zhang	49	Independent Director
Dr. Yi Ma	50	Independent Director
Dr. Yun Zhang	46	Independent Director
Edward Mingyan Sun	40	Senior Vice President

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

Tao Zou has been our director since December 2016. Mr. Zou was appointed to be our director by Kingsoft Corporation Limited, at which he serves as an executive director and the chief executive officer. Mr. Zou also serves as a director of Seasun Holdings, Chairman of Kingsoft Office (SSE STAR Market: 688111) and a director of Kingsoft Cloud (Stock Code: 03896 and NASDAQ: KC). Mr. Zou joined Kingsoft Corporation in 1998 serving various management roles. Mr. Zou graduated from Nankai University in 1997.

Thomas Jintao Ren has been our chief financial officer since January 2020 and has been our director since November 2022. Prior to Cheetah Mobile, Mr. Ren served as the chief financial officer of Renren Inc. (NYSE: RENN) since September 2015. Mr. Ren also served as the chief financial officer of Kaixin Auto Holdings (NASDAQ: KXIN) from September 2015 to August 2019. Kaixin Auto Holdings was a subsidiary of Renren Inc. Prior to rejoining Renren Inc., Mr. Ren was the chief financial officer at Chukong Technologies. From 2005 to 2014, Mr. Ren served as Renren Inc.’s senior finance director. Prior to that, Mr. Ren had worked at KPMG for five years. Mr. Ren holds a bachelor’s degree in economics from Renmin University of China. He is a certified public accountant in China and the United States, and a chartered professional accountant in Canada.

Ning Zhang currently serves as the founder and chairman of Red Avenue Group. Red Avenue Group researches, produces, and invests in new materials through three business units: Red Avenue New Materials Group, Red Avenue Investment Group, and Red Avenue Foundation.

Dr. Yi Ma currently serves as a Professor at the Electrical Engineering and Computer Sciences ("EECS") Department of the University of California at Berkeley. He is also a Chair Professor in the Musketeers Foundation Institute of Data Science (HKU IDS) and Department of Computer Science at the University of Hong Kong. From 2014 to 2017, he was a Professor and the Executive Dean of the School of Information and Science and Technology, Shanghai Tech University, China. From 2009 to early 2014, he was a Principal Researcher and the Research Manager of the Visual Computing group at Microsoft Research Asia. From 2000 to 2011, he was an Associate Professor at the ECE Department of the University of Illinois at Urbana-Champaign. His main research interest is in computer vision and high-dimensional data analysis. He received his Bachelors' degree in Automation and Applied Mathematics from Tsinghua University (Beijing, China) in 1995, Master of Science degree in EECS in 1997, Master of Arts degree in Mathematics in 2000, and PhD degree in EECS in 2000, all from the University of California at Berkeley. He is an IEEE Fellow since 2013 and an ACM Fellow since 2017. He is ranked as the World's Highly Cited Researchers by Clarivate Analytics of Thomson Reuters since 2016 and ranked among the Top 50 of the World's Most Influential Authors in Computer Science by Semantic Scholar, according to the Science Magazine 2016.

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

B.
Compensation

Compensation of Directors and Officers

For the fiscal year ended December 31, 2022, we paid an aggregate of approximately RMB23.6 million (US$3.4 million) in cash to our executive officers and directors (excluding independent directors), and an aggregate of approximately RMB1.9 million (US$0.3 million) in cash to our independent directors. Our PRC entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefits. For the fiscal year ended December 31, 2022, we contributed an aggregate of approximately RMB1.9 million (US$0.3 million) for pension, retirement benefits or other similar benefits for our executive officers and directors.

Share Incentive Awards

Share Incentive Plans

We adopted a share award scheme in May 2011, as amended in September 2013 and November 2016, or the 2011 Plan, a 2013 equity incentive plan in January 2014, or the 2013 Plan, a 2014 restricted shares plan in April 2014, or the 2014 Plan, and a 2023 share incentive plan in April 2023, or the 2023 Plan. The purpose of our share incentive plans is to recruit and retain key employees, directors or consultants of outstanding ability and to motivate them to deliver the best performance for the benefit of our company.

1.
The 2011 Plan

Under the 2011 Plan, the maximum number of shares in respect of which awards that may be granted is 100,000,000 ordinary shares of our company as at the date of such grant, excluding any shares awarded that have lapsed or have been forfeited. In May 2011, we issued 100,000,000 ordinary shares that were put on trust for the benefit of participating employees in the 2011 Plan and the 2011 plan has terminated upon its expiration in May 2021, and the remaining 1,326,064 forfeited and unvested restricted shares that have not been granted are cancelled.

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

2.
The 2013 Plan

Under the 2013 Plan, the maximum number of our ordinary shares that may be issued is 64,497,718 ordinary shares. As of March 31, 2023, 64,064,056 restricted shares (excluding those that have been forfeited) had been granted under the 2013 Plan.

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

3.
The 2014 Plan

We adopted the 2014 Plan in April 2014. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan is 122,545,665 Class A ordinary shares. As of March 31, 2023, 45,003,073 restricted shares (excluding those that have been forfeited) had been granted under the 2014 Plan.

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

The following table summarizes, as of March 31, 2023, the restricted shares that we granted to our current directors and executive officers and to other individuals as a group under our 2011 Plan, 2013 Plan and 2014 Plan, and which remained outstanding.

	Number of Restricted Shares Outstanding	Purchase Price (US$/Share)	Date of Grant
Edward Mingyan Sun	*	N/A	October 1, 2017
	*	N/A	May 1, 2017
	*	N/A	April 1, 2018
Thomas Jintao Ren	*	N/A	March 22, 2020
Individuals as a group		—	—
Total

* Less than 1% of our total outstanding Class A and Class B ordinary shares.

All restricted shares granted prior to the completion of our initial public offering under our share incentive plans entitle the holders to our Class B ordinary shares, while all restricted shares granted thereafter entitle the holders to Class A ordinary shares.

4.
The 2023 Plan

We adopted the 2023 Plan in April 2023. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2023 Plan is 145,000,000 ordinary shares. As of the date of this annual report, there has been no awards granted under the 2023 Plan.

The following is a summary of the key terms of the 2023 Plan.

Types of Awards. The 2023 Plan permits the awards of options, restricted shares and restricted share units.

Plan Administration. Our board or a committee of our board duly authorized for the purpose of the 2023 Plan will be the plan administrator of our 2023 Plan. The plan administrator has the sole discretion to determine the participants to receive the awards, the number and types of awards to be granted to each participant, and the terms and conditions of each award grant.

Award Agreement. Awards granted under the 2023 Plan are evidenced by an award agreement, which shall contain such terms and conditions with respect to an award as the plan administrator shall determine consistent with the Plan.

Eligibility. We may grant awards to the employees, consultants non-employee directors of our company as permitted under the applicable laws.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Transfer Restrictions. Awards may not be transferred or assigned by the participant in any manner other than by will or by the laws of descent and distribution, except as otherwise provided by the plan administrator.

Termination of the 2023 Plan. Unless terminated earlier, the 2023 Plan will expire on, and no award may be granted pursuant to the 2023 Plan after, April 11, 2033. The plan administrator has the authority to amend, suspend or terminate the 2023 Plan, subject to shareholder approval or home country practice.

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

C.
Board Practices

Board of Directors

Our board of directors currently consists of six directors. A director is not required to hold any shares in our company to qualify to serve as a director. A Director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his interest at a meeting of our directors. Subject to the rules of NYSE and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our company to raise or borrow money, and to mortgage or charge our undertaking, property and assets (present and future) and uncalled capital, and to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service as a director.

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Ning Zhang, and Dr. Yi Ma and is chaired by Dr. Yi Ma. Our board of directors has determined that Ning Zhang and Dr. Yi Ma both satisfy the “independence” standards under applicable NYSE corporate governance rules. The committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The committee is responsible for, among other things:

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

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors must also exercise the powers that are vested in them for the purpose for a proper purpose, and not for any collateral purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached.

Terms of Directors and Executive Officers

Our officers are elected by and serve at the discretion of the board. Our directors are not subject to a term of office and hold office until such time as they resign or are removed from office by ordinary resolution of our shareholders. A director will be removed from office automatically if, among other things, the director (1) becomes bankrupt or makes any arrangement or composition with his creditors; (2) dies or is found to be or becomes of unsound mind; or (3) without special leave of absence from the board of directors, is absent from meetings of the board for three consecutive meetings and the board resolves that his office be vacated.

D.
Employees

We had 1,044, 851 and 713 employees as of December 31, 2020, 2021 and 2022, respectively. The following table sets forth the number of our employees, categorized by function, as of December 31, 2022:

Function	Number of Employees
Operations	70
Research and development	319
Sales and marketing	166
General and administrative	158
Total	713

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

F.
Disclosure of A Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2023 by:

•
each of our current directors and executive officers; and
•
each person known to us to own beneficially more than 5% of our shares.

Percentage of beneficial ownership is based on 1,450,620,585 total issued and outstanding ordinary shares as of March 31, 2023, representing the sum of 480,604,900 Class A ordinary shares and 970,015,685 Class B ordinary shares of our company.

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

	Shares Beneficially Owned		Ordinary Shares Beneficially Owned	Voting Power
	Class A Ordinary Shares	Class B Ordinary Shares	%(1)	%(2)
Directors and Executive Officers**:
Sheng Fu(3)	31,012,650	68,599,088	6.9	46.3
Tao Zou(4)	—	—	—	—
Thomas Jintao Ren	*	—	*	—
Ning Zhang(5)	*	—	*	—
Dr. Yi Ma(6)	*	—	*	—
Dr. Yun Zhang(7)	*	—	*	—
Edward Mingyan Sun	*	*	*	*
All directors and executive officers as a group	36,100,520	69,399,088	7.3	46.4
Principal Shareholders:
Kingsoft Corporation Limited(8)	11,800,547	662,806,049	46.5	26.0
Tencent Holdings Limited(9)	15,031,120	220,481,928	16.2	21.8
Sheng Global Limited(10)	29,996,440	65,439,278	6.6	6.7

Notes

* Less than 1% of our total outstanding Class A and Class B ordinary shares.

** Unless otherwise indicated in the notes below, the business address for our directors and executive officers is Building No. 11Wandong Science and Technology Cultural Innovation Park No.7 Sanjianfangnanli, Chaoyang District, Beijing 100024, People’s Republic of China.

(1)
Percentage ownership is calculated by dividing the number of Class A and Class B ordinary shares beneficially owned by a given person or group by the sum of (i) 1,450,620,585 ordinary shares and (ii) the number of Class A and Class B ordinary shares that such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after March 31, 2023.
(2)
Percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by a given person or group with respect to the sum of all outstanding shares of our Class A and Class B ordinary shares. The holders of our Class B ordinary shares are entitled to ten votes per share, and holders of our Class A ordinary shares are entitled to one vote per share.
(3)
Represents (i) 25,996,440 Class A ordinary shares represented by restricted ADSs and 58,139,278 Class B ordinary shares held by Sheng Global Limited, a British Virgin Islands company wholly owned by Mr. Fu, (ii) 4,000,000 Class A ordinary shares (represented by restricted ADSs) and 7,300,000 Class B ordinary shares beneficially owned by Sheng Global Limited through FaX Vision Corporation, a British Virgin Islands company controlled by Sheng Global Limited, (iii) 585,800 Class B ordinary shares that have vested to Mr. Fu under our 2011 Plan, and (iv) 1,016,210 Class A ordinary shares and 2,574,010 Class B ordinary shares that have vested to Mr. Fu under our 2013 Plan. Kingsoft Corporation have delegated approximately 39.2% voting power of our company held by Kingsoft Corporation to Mr. Sheng Fu, effective October 1, 2017. For further details, see “Item 4. Information on the Company—A. History and Development of the Company”.
(4)
The business address of Mr. Zou is c/o Kingsoft Corporation Limited, Building D, Xiaomi Campus, No.33 Xierqi Middle Road, Haidian District, Beijing, People’s Republic of China.
(5)
The business address of Ning Zhang is 25th Floor, Shanghai Tower, No. 501, Yincheng Middle Road, Pudong New Area, Shanghai, PRC.
(6)
The business address of Dr. Ma is ECS Department, 333A Cory Hall#1770 University of California, Berkeley, CA 94720-1770, USA.
(7)
The business address of Dr. Zhang is 6402 Middleburg Ln, Bethesda, MD 20817, USA.
(8)
Represents (i) 5,040,877 Class A ordinary shares, (ii) 6,759,670 Class A ordinary shares represented by ADSs, and (iii) 662,806,049 Class B ordinary shares held by Kingsoft Corporation. Kingsoft Corporation is a Cayman Islands company listed on the Hong Kong Stock Exchange (Stock Code: 3888). Kingsoft Corporation have delegated approximately 39.2% voting power of our company held by Kingsoft Corporation to Mr. Sheng Fu, effective October 1, 2017. For further details, see “Item

4. Information on the Company—A. History and Development of the Company.” Kingsoft Corporation’s business address is Building D, Xiaomi Campus, No.33 Xierqi Middle Road, Haidian District, Beijing, People’s Republic of China.
(9)
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
(10)
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

As of March 31, 2023, to our knowledge, on the same basis of calculation as above, 450,319,310 Class A ordinary shares represented by ADSs, or approximately 31.04% of our total outstanding ordinary shares were held by one record shareholder in the United States, namely The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Transactions and Agreements with Kingsoft Corporation

Kingsoft Corporation is one of our principal shareholders, with beneficial ownership and voting power of 46.5% and 26%, respectively, of our outstanding Class A and Class B ordinary shares on an as-converted basis as of March 31, 2023.

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
•
Miscellaneous services. Kingsoft Corporation provided miscellaneous services to our company, including but not limited to leasing services, administration assistance services and technology support services.

We and entities of Kingsoft Group may enter into individual contracts from time to time when necessary according to the principles and scope provided for under the framework agreement. Pursuant to the framework agreement, the transactions between us and Kingsoft Group will be priced based on: (i) the prevailing fair market pricing rules adopted in the same industry; (ii) a price calculated based on costs plus reasonable profit margin; or (iii) a price with reference to the price or reasonable profit margin of an independent third party.

On February 16, 2017, Kingsoft Japan entered into an exclusive licensing agreement with a subsidiary of Kingsoft Corporation, pursuant to which Kingsoft Group granted Kingsoft Japan the exclusive right to use certain office software within Japan and to sub-license such software to original equipment manufacturers in Japan solely for their self-use and sale of products and services.

We also purchase cloud services from Kingsoft Group. On July 1, 2022, we entered into a cloud service agreement with a subsidiary of Kingsoft Corporation, pursuant to which, Kingsoft Group provide us with cloud and relevant technical support services for an initial term until August 1, 2023, and upon expiration of the initial term the agreement will be automatically renewed for one year pursuant to its terms.

For the years ended December 31, 2020, 2021 and 2022, we recognized aggregate fees of RMB23.9 million, RMB19.1 million and RMB15.2 million (US$2.2 million), respectively, to Kingsoft Corporation and its subsidiaries for the services they provided to us.

Transactions with Tencent Group

We entered into a strategic cooperation agreement dated December 27, 2013 with Shenzhen Tencent Computer Systems Company Limited, or Tencent Shenzhen, to promote various types of products of Tencent Holdings Limited, its subsidiaries and their respective associates, or collectively the Tencent Group, through various forms of promotion services on our mobile and PC applications and platforms. Tencent Shenzhen is a subsidiary of Tencent Holdings Limited, one of our major beneficial shareholders. The price of services provided between us and Tencent Shenzhen will be based on (i) the prevailing fair market price, (ii) the actual cost incurred plus a reasonable profit margin, or (iii) a price with reference to the price or reasonable profit margin of an independent third party conducting the similar transactions. The term of the cooperation agreement was from January 1, 2014 to December 31, 2015. On December 30, 2015, we entered into a new strategic cooperation agreement with Tencent Shenzhen, pursuant to which we and the Tencent Group will continue to provide promotion services to each other. We and Tencent Group may enter into individual agreements from time to time accordingly, and except of promotion services, we also purchase cloud services from Tencent Group. For the years ended December 31, 2020, 2021 and 2022, we recognized total revenues of RMB73.5 million, RMB40.3 million and RMB12.5 million (US$1.8 million), respectively, from the Tencent Group, and recognized aggregate fees of RMB51.1 million, RMB32.6 million and RMB20.5 million (US$3.0 million), respectively, to the Tencent Group.

Transactions with Beijing OrionStar

In 2017, we completed capital injection into Beijing OrionStar, an artificial intelligence company incorporated in China and controlled by Mr. Sheng Fu. As a result, we, through Beijing Security, hold approximately 30% of then equity interest in Beijing OrionStar and have a two-year warrant to subscribe to additional equity interests amounted to RMB403.4 million at the same valuation of our capital injection. In 2018, we acquired additional preferred share of Beijing OrionStar, through the exercise of part of the two-year warrant at a cash consideration of RMB203.2 million. Subsequent to the transaction, we owned 41.5% equity interest not qualified as in-substance common stock of Beijing OrionStar. In 2019, we acquired additional preferred share of Beijing OrionStar by virtue of the exercise of all our remaining warrants with a cash consideration of approximately RMB262.1 million during Beijing OrionStar’s series B corporate financing transactions. Subsequent to the transaction, our equity interests of OrionStar decreased to 38.73% on a fully diluted basis. In 2022, Beijing OrionStar completed a new round of financing, and subsequent to the financing, our equity interest in Beijing OrionStar was diluted to 37.74%.

From 2018, we entered into distribution and several AI robots purchase agreements with Beijing OrionStar. For the years ended December 31, 2020, 2021 and 2022, we purchased products from OrionStar of RMB87.1 million, RMB40.3 million and RMB1.1 million (US$0.2 million), respectively.

From December 2018, we entered into several commissioned development and service agreements, with Beijing OrionStar, pursuant to which Beijing OrionStar agrees to provide technical and promotion service to us. For the years ended December 31, 2020, 2021 and 2022, we recognized total cost of RMB10.8 million, RMB3.8 million and RMB0.3 million (US$0.1 million), respectively.

From 2018, we entered into several service agreements with Beijing OrionStar, pursuant to which we provide technical and multi-cloud management services to Beijing OrionStar. For the years ended December 31, 2020, 2021 and 2022, we recognized total revenue of RMB4.2 million, RMB3.9 million and RMB2.6 million (US$0.4 million), respectively.

In 2021, we provided a convertible loan of RMB100 million to Beijing OrionStar. The conversion features were considered as embedded derivatives that do not meet the criteria to be bifurcated and were accounted for together with the loan receivable.

Transactions with Live.me

On September 30, 2019, Live.me amended its share incentive plan to (i) increase the number of shares to be issued under the current plan and (ii) issue shares under the plan into a trust for the benefit of current and future recipients of Live.me share incentive awards. Subsequent to the amendment, we own 49.6% equity interest of Live.me and deconsolidated Live.me as we are no longer a majority shareholder of Live.me. From 2019, we entered into several service agreements with Live.me, pursuant to which we provide technical, multi-cloud management and other services to Live.me. For the years ended December 31, 2020, 2021 and 2022, we recognized total revenue of RMB27.4 million, RMB11.7 million and RMB33.3 million (US$4.8 million), respectively. In 2020, we disposed an internet related business to Live.me with total consideration amounted to RMB11.1 million.

Transactions with Pixiu. Inc

From 2017, we entered into several service agreements with Pixiu. Inc, pursuant to which we provide technical, multi-cloud management and other services to Pixiu. Inc. For the years ended December 31, 2020, 2021 and 2022, we recognized total revenue of RMB2.0 million and RMB9.6 million and RMB0.4 million (US$0.1 million), respectively.

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

We and certain of our current and former officers were named as defendants in two putative securities class actions filed on June 25, 2020 and July 31, 2020, respectively, in the U.S. District Court for the Central District of California. On August 24, 2020, the Court consolidated the two cases under the caption In re: Cheetah Mobile, Inc. Securities Litigation (Case No. 2:20-cv-05696). On March 15, 2021, the plaintiffs filed an amended complaint, in which they sought to represent a class of persons who allegedly suffered damages as a result of their trading in our ADRs between April 26, 2017 and March 24, 2020. The action alleged that we made false or misleading statements regarding our business and operations in violation of Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. On March 30, 2022, the Court granted the Company’s motion to dismiss, but gave the plaintiffs leave to amend. On May 6, 2022, the parties reached a stipulation, pursuant to which the plaintiffs voluntarily dismissed the claims asserted in the action, and agreed that they would not amend the complaint or appeal the Court’s order. The case is now closed. For risks and uncertainties relating to any lawsuits against us, please see “Item 3. Key Information—D. Risk Factors—Risks Relating to the ADSs —We have incurred increased costs as a result of being a public company, and the costs may continue to increase in the future.” For further information on certain legal proceedings and arbitration that we are currently involved in, see “Note 16. Commitment and Contingencies—Litigation and investigation” to our consolidated financial statements for the years ended December 31, 2020, 2021 and 2022 included in this annual report.

The Staff of the Division of Enforcement of the SEC conducted an investigation relating to our disclosures for fiscal year 2015 regarding our relationship with one of our advertising business partners. The SEC investigation also related to Rule 10b5-1 trading plans entered into by certain of our current and former officers and directors and sales of our ADS under those plans in 2015 and 2016. On September 21, 2022, our Chairman of the Board and Chief Executive Officer, Mr. Sheng Fu, reached a resolution with the SEC. To our knowledge, pursuant to the terms of the settlement, Mr. Fu has consented to the entry of a cease and desist order with the SEC on a “neither admit nor deny” basis that would require him to refrain from violating (i) Section 17(a)(2) and (3) of the Securities Act of 1933, and (ii) Sections 10(b) and 13(a) of the Securities Exchange Act of 1934 and Rules 10b-5, 12b-20, and 13a-1 thereunder. The terms of the settlement between Mr. Fu and the SEC also include payment of a civil money penalty in the amount of $556,580 and certain compliance undertakings. We were not a party to the settlement. The SEC informed us that it had concluded its investigation with respect to us and did not intend to recommend an enforcement action.

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

We are a holding company incorporated in the Cayman Islands. We rely on a significant amount of dividends from our subsidiaries for our cash requirements, including any payment of dividends to our shareholders. With respect to our PRC subsidiaries, PRC regulations may restrict their abilities to pay dividends to us. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may rely on dividends paid by our subsidiaries, including PRC subsidiaries, to fund any cash and financing requirements we may have. Any limitation on the ability of our subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.” And “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations of Foreign Currency Exchange, Foreign Debt and Dividend Distribution.”

Our board of directors has discretion as to whether to distribute dividends, subject to applicable laws. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or the company’s share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other than Equity Securities—D. American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. The Offer and Listing

A. Offering and Listing Details

Our ADSs, each currently representing fifty of our Class A ordinary shares, have been listed on the NYSE since May 8, 2014. Our ADSs trade under the symbol “CMCM.”

Effective September 2, 2022, we effected a change of the ratio of the ADS to our Class A ordinary shares from one ADS representing ten Class A ordinary share to one ADS representing fifty Class A ordinary shares. Currently, each ADS represents fifty Class A ordinary shares. The change in the ratio of the ADS to our Class A ordinary shares had no impact on our underlying Class A ordinary shares, and no Class A ordinary shares were issued or cancelled in connection with the change in the ratio of the ADS to our Class A ordinary shares.

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs have been listed on the NYSE since May 8, 2014 under the symbol “CMCM.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our fourth amended and restated memorandum and articles of association contained in our F-1 registration statement (File No. 333-194996), as amended, initially filed with the SEC on April 2, 2014. The fourth amended and restated memorandum and articles of association were adopted by our shareholders by a special resolution passed on April 2, 2014, and became effective immediately prior to the completion of our initial public offering of the ADSs representing our Class A ordinary shares.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations of Foreign Currency Exchange, Foreign Debt and Dividend Distribution.”

E. Taxation

Cayman Islands and BVI Taxation

The Cayman Islands and the BVI currently levy no taxes on individuals or corporations who are not based in the Cayman Islands or the BVI respectively based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands and the BVI applicable to our company or its members.

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

On April 22, 2009, the State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC controlled enterprise that is incorporated offshore is located in China. Further to SAT Circular 82, on July 27, 2011, the SAT issued the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or

SAT Bulletin 45, to provide more guidance on the implementation of SAT Circular 82; the bulletin became effective on September 1, 2011. SAT Bulletin 45 clarified certain issues in the areas of resident status determination, post-determination administration and competent tax authorities procedures. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be considered as a PRC tax resident enterprise by virtue of having its “de facto management body” in China only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (d) more than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC. Although SAT Circular 82 and SAT Bulletin 45 only apply to offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups and not those controlled by PRC individuals or foreigners, according to SAT Circular 82, which stipulates the identification of de facto management body shall be carried out by following the principle of substance over forms, the determination criteria set forth therein may reflect the SAT’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

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

For United States federal income tax purposes, it is generally expected that a U.S. holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs are not expected to be subject to United States federal income tax. The remainder of this discussion assumes that a holder of ADSs will be treated in this manner.

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

Based on the market price of our ADSs and the composition of assets (in particular the substantial amount of cash and investments), we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2022, and we will likely be classified as a PFIC for our current taxable year unless the market price of our ADSs increases and /or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income.

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

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any tax withheld) paid on the ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. holder as dividend income on the day actually or constructively received by the U.S. holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a “dividend” for United States federal income tax purposes. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a reduced United States federal income tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met.

A non-United States corporation (other than a corporation that is a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation(a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2022, and we will likely be classified as a PFIC for our current taxable year. U.S. holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to the ADSs or Class A ordinary shares in their particular circumstances.

Dividends received on the ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under the PRC Enterprise Income Tax Law, a U.S. holder may be subject to PRC withholding taxes on dividends paid on the ADSs or Class A ordinary shares. See “—People’s Republic of China Taxation.” A U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on the ADSs or Class A ordinary shares. Pursuant to recently issued Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the income tax treaty between the United States and the PRC (the “Treaty”) or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares. A U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholding taxes, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. holders are advised to consult their tax advisors regarding the availability of the foreign tax credit or deduction under their particular circumstances, their eligibility for benefits under the Treaty and the potential impact of the recently issued Treasury Regulations.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. holder will generally recognize capital gain or loss upon the sale or other disposition of the ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term if the ADSs or Class A ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gain of non-corporate U.S. holders is generally eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations. In the event that we are treated as a PRC “resident enterprise” under the PRC Enterprise Income Tax Law and gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in the PRC, a U.S. holder that is eligible for the benefits of the Treaty may elect to treat the gain as PRC source income. Pursuant to recently issued Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares. U.S. holders are advised to consult its tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of the ADSs or Class A ordinary shares, including the availability of the foreign tax credit or deduction under their particular circumstances, their eligibility for benefits under the Treaty and the potential impact of the recently issued Treasury Regulations.

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2022, and we will likely be classified as a PFIC for our current taxable year. U.S. holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of the ADSs or Class A ordinary shares in their particular circumstances.

Passive Foreign Investment Company Rules

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2022, and we will likely be classified as a PFIC for our current taxable year. If we are a PFIC for any taxable year during which a U.S. holder holds the ADSs or Class A ordinary shares, and unless the U.S. holder makes a mark-to-market election or a qualified electing fund (QEF) (as described below), the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, for subsequent taxable years, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of the ADSs or Class A ordinary shares. Under the PFIC rules:

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

Backup Withholding and Information Reporting

Dividends paid on, and proceeds from the sale or other disposition of, the ADSs or Class A ordinary shares to a U.S. holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely manner.

Information with Respect to Foreign Financial Assets

U.S. holders who are individuals (and certain entities closely held by individuals) generally will be required to report the name, address and such information relating to an interest in the ADSs or ordinary shares as is necessary to identify the class or issue of which the ADSs or ordinary shares are a part. These requirements are subject to exceptions, including an exception for ADSs or Class A ordinary shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all “specified foreign financial assets” (as defined in the Code) does not exceed US$50,000.

U.S. holders should consult their tax advisors regarding the application of these information reporting rules.

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

J. Annual Report to Security Holders

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest income generated by excess cash, which is mainly held in interest-bearing bank deposits, loans and interest expense generated from certain bank loans. We generated interest income of RMB36.0 million, RMB25.4 million and RMB35.7 million (US$5.2 million), and interest expense of RMB0.4 million, nil and nil, for the years ended December 31, 2020, 2021 and 2022, respectively. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2022, our disclosure controls and procedures were not effective due to the material weakness which is lack of sufficient expertise in determining fair value measurement for valuation of certain long-term investments.

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

Based upon this evaluation, our management has concluded that, our internal control over financial reporting was ineffective as of December 31, 2022 due to the material weakness which is lack of sufficient expertise in determining fair value measurement for valuation of certain long term investments.

To remedy the identified material weakness, we plan to (i) improve the review and monitoring control over the fair value measurement for valuation and involve third party valuation experts; and (ii) carry out related training course for accounting and reporting personal.

Attestation Report of the Registered Public Accounting Firm

Because our Company is a non-accelerated filer, this annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control over Financial Reporting

In connection with the preparation and external audit of our consolidated financial statements as of and for the year ended December 31, 2021, we and our independent registered public accounting firm identified a material weakness in internal control over financial reporting and concluded that our internal control over financial reporting was ineffective as of December 31, 2021. The material weakness identified was in our controls over the projected financial information used in the impairment assessment of an equity investment.

Following the identification of the above-mentioned material weakness, we have taken measures to remediate the material weakness including but not limited to (i) additional review and monitoring controls over the projected financial information used in the impairment assessment of equity investments; (ii) formalizing the processes to retain appropriate documentation over the precision of management’s review, and the completeness and accuracy of relevant underlying data used; (iii) providing specific training to the investment and finance department pertaining to projected financial information. During the fiscal year ended December 31, 2022, our management completed the design, implementation and testing of the newly designed and enhanced controls and determined that, as of December 31, 2022, these controls were appropriately designed and operating effectively to conclude the prior year’s material weakness has been remediated.

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

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP and Marcum Asia CPAs LLP, our principal external auditors, for the periods indicated.

	2021	2022
	(in thousands)

Audit fees(1)	US$1,683	US$1,391
Tax fees(2)	US$159	US$117

Notes:

(1)
Audit fees means the aggregate fees billed in each of the fiscal periods listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC. In 2021 the audit refers to financial audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. In 2022, the audit refers to financial audit.

(2)
Tax fees means the aggregated fees billed in each of the fiscal periods listed for professional services rendered by our former auditor, Ernst & Young Hua Ming LLP, for tax compliance, tax advice and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Ernst & Young Hua Ming LLP and Marcum Asia CPAs LLP, including audit services, tax services and all other fees as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit. Our audit committee has approved all of our audit fees and tax fees for the year ended December 31, 2022.

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

Item 16F. Change in Registrant’s Certifying Accountant

On December 2, 2022, we appointed Marcum Asia CPAs LLP, or Marcum Asia, as our independent registered public accounting firm in connection with the audit of our consolidated financial statements for the fiscal year ended December 31, 2022. Marcum Asia replaced Ernst & Young Hua Ming LLP, or EY, who was dismissed on December 2, 2022. The change of our independent registered public accounting firm was approved by our board of directors and our audit committee.

EY’s audit reports on our consolidated financial statements as of and for each of the fiscal years ended December 31, 2020 and 2021 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principle. During the fiscal years ended December 31, 2020 and 2021 and the subsequent interim period through December 2, 2022, there were no (i) disagreements, as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions, between us and EY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of EY, would have caused EY to make reference to the subject matter of the disagreements in connection with its reports on the consolidated financial statements, or (ii) reportable events as defined in Item 16F(a)(1)(v) of Form 20-F other than:

a. the material weakness reported in our 2021 annual report on Form 20-F filed with the SEC on July 26, 2022, specifically, the material weakness identified as of December 31, 2021 was in our controls over the projected financial information used in the impairment assessment of an equity investment.

b. the material weakness reported in our 2020 annual report on Form 20-F filed with the SEC on May 14, 2021, specifically, the material weakness identified as of December 31, 2020 was that we did not have a sufficient complement of resources in the tax department to perform the management review controls over income taxes.

Our audit committee discussed the reportable events mentioned above with EY. EY was authorized to fully respond to the inquiries of Marcum Asia on the reportable events.

We provided a copy of this disclosure in Item 16F to EY and requested that EY furnish us with a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from EY addressed to the SEC, dated April 18, 2023, is filed herein as Exhibit 15.4.

During our two most recent fiscal years ended December 31, 2020 and 2021 and any subsequent interim period prior to the engagement of Marcum Asia on December 2, 2022, neither we nor anyone on our behalf has consulted with Marcum Asia on either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us by Marcum Asia that Marcum Asia concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v) of Form 20-F.

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

The Corporate Governance Rules of the NYSE permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Currently, we rely on home country practice exemption with respect to the requirements for an audit committee composed of at least three members and annual shareholders’ meeting and did not hold an annual shareholders’ meeting in 2022. We may also opt to rely on additional home country practice exemptions in the future. As a result, our shareholders may be afforded less protection than they otherwise would under the New York Stock Exchange corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the ADSs—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance rules; these practices may afford less protection to shareholders than they would enjoy if we comply fully with the NYSE corporate governance rules. In addition, we are also a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.”

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Cheetah Mobile Inc. was conclusively listed as a “Commission-Identified Issuer” by the Securities and Exchange Commission under the HFCAA in August 2022 following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. The former auditor of our Company and the VIEs, Ernst & Young Hua Ming LLP, a registered public accounting firm that the PCAOB was unable to inspect or investigate completely in 2021, issued the audit report for us for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB determined that it was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and vacated the 2021 Determinations. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

As of the date of this annual report and to our best knowledge: (i) no governmental entities in the Cayman Islands or in the PRC own shares of Cheetah Mobile Inc. or the VIEs, (ii) the governmental entities in the PRC do not have a controlling financial interest in Cheetah Mobile Inc. or the VIEs, (iii) none of the members of the board of directors of Cheetah Mobile Inc. or our operating entities, including the VIEs, is an official of the Chinese Communist Party, and (iv) none of the articles of association (or equivalent organizing document) of Cheetah Mobile Inc. or the VIEs contains any charter of the Chinese Communist Party.

Item 16J. Insider Trading Policies

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

4.4*	2023 share incentive plan

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

4.10

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

4.23

Cooperation framework agreement between the Registrant and Kingsoft Corporation Limited, dated December 27, 2013 and supplemental agreement thereto, dated April 1, 2014 (incorporated by reference to Exhibit 10.38 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 22, 2014)

4.24

Non-competition deed between the Registrant and Kingsoft Corporation Limited, dated May 14, 2014 (incorporated by reference to Exhibit 4.46 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 21, 2015)

4.25

Intellectual property transfer and license framework agreement the Registrant and Kingsoft Corporation, dated April 1, 2014 (incorporated by reference to Exhibit 10.46 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 22, 2014)

4.26

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

4.35

Supplemental agreement to strategic cooperation agreement dated December 30, 2015 between the Registrant and Shenzhen Tencent Computer Systems Company Limited, dated November 19, 2016 (incorporated by reference to Exhibit 4.34 to our Annual Report on Form 20-F (file no. 001-36427 filed with the Securities and Exchange Commission on April 26, 2017))

Exhibit Number	Description of Document

4.36

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

4.38

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

4.52

Spousal consent, signed by Jiayu Li, Kun Wang’s spouse, dated July 5, 2018, with respect to Beijing Conew (incorporated by reference to Exhibit 4.51 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 26, 2019)

4.53

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

4.66

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

4.68

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

12.1*	Certification by principal executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by principal financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by principal executive officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by principal financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Global Law Office

15.2*	Consent of Ernst & Young Hua Ming LLP

15.3*	Consent of Marcum Asia CPAs LLP

15.4*	Letter from Ernst & Young Hua Ming LLP to the Securities and Exchange Commission, dated April 18, 2023

15.5*	Submission under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act

101.INS*	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed herewith.

** Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Cheetah Mobile Inc.

By:	/s/ Sheng Fu
Name: Sheng Fu
Title: Chief Executive Officer and Director

Date: April 18, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Cheetah Mobile Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Cheetah Mobile Inc. (the “Company”) as of December 31, 2022, the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We also have audited the adjustments to the 2020 & 2021 consolidated financial statements to retrospectively apply the adjustments to reflect the change in the ratio of the ADS to the Company’s Class A ordinary shares, as described in Note 18. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2020 & 2021 financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2020 & 2021 financial statements taken as a whole.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Certain Long-term investments

Description of the Matter

On December 31, 2022, the Company had equity investment accounted for using fair value option of RMB 370.2 million measured at fair value on a recurring basis, and certain equity investments accounted for using the measurement alternative of RMB 646.6 million measured at fair value on a non-recurring basis. The Company measures equity securities accounted for using measurement alternative on a non-recurring basis only if there are observable price changes in orderly transactions for identical or similar investments of the same issuer or an impairment loss were to be recognized. As disclosed in Note 20 to the consolidated financial statements, the Company determined the fair value using the discounted cash flow method, market approach or back-solve method, when appropriate, with significant unobservable inputs.

Auditing the valuation of such long-term investments was complex and required subjective auditor judgment due to the determination of whether an observable price change of the same issuer is an orderly transaction and identical or similar to an investment held by the Company, and the significant inputs used when measuring the fair value, including weighted average costs of capital, compound annual growth rates, EBIT margin and volatility which are forward-looking and could be materially affected by future economic and market conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding of the design and implementation of the controls related to the Company's assessment of whether an observable price change in an orderly transaction was for an identical or similar investment of the same issuer and the management review control over the Company’s fair value measurement of its long-term investments.

We performed audit procedure on the management assessment of whether an observable price change in an orderly transaction was for an identical or similar investment of the same issuer and reviewed the investment agreements of the transactions.

To test the estimated fair value of the above long-term investments, we performed audit procedures that included, among others, testing the significant inputs and the underlying data used by the Company. For a valuation under discounted cashflow method, we tested the discounted cash flow models and evaluated the reasonableness of the significant inputs and assumptions in its projected financial information. We interviewed the management of the equity investee, obtained and evaluated the evidence to support the significant assumptions, performed retrospective review and analyzed industry and economic trends.

With the assistance of our valuation specialists, we assessed the valuation techniques, tested the unobservable inputs including but not limited to weighted average costs of capital and volatility used in the valuation methodologies by comparing certain assumptions to industry, market information and comparable companies. We performed independent recalculation of the fair value of equity investments based on management’s significant inputs and compared them to the Company’s valuation results.

We also obtained management’s sensitivity analysis of its significant assumptions, and evaluated the sensitivity of the significant assumptions and potential management bias.

/s/ Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2022.

Beijing, China

April 18, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Cheetah Mobile Inc. (the Company)

Opinion on the Financial Statements

We have audited, before the effects of retrospective adjustments to reflect the change in the ratio of the ADS to the Company’s Class A ordinary shares as described in Note 18, the accompanying consolidated balance sheet of the Company as of December 31, 2021, the related consolidated statements of comprehensive income (loss), cash flows and changes in shareholders’ equity for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements, before the effects of retrospective adjustments to reflect the change in the ratio of the ADS to the Company’s Class A ordinary shares as described in Note 18, present fairly, in all material respects, the financial position of the Company at December 31, 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

We were not engaged to audit, review or apply any procedures to the retrospective adjustments to reflect the change in the ratio of the ADS to the Company’s Class A ordinary shares as described in Note 18, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by Marcum Asia CPAs LLP.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB)and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Ernst & Young Hua Ming LLP

We served as the Company’s auditor from 2014 to 2022.

Beijing, The People’s Republic of China

July 26, 2022

CHEETAH MOBILE INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2021 AND 2022

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

		As of December 31,
	Notes	2021	2022
		RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents		1,583,926	1,515,799	219,770
Restricted cash		781	696	101
Short-term investments	4	262,813	156,182	22,644
Accounts receivable (net of allowance for credit losses of RMB92,695 and RMB102,161 (US$14,812) as of December 31, 2021 and 2022, respectively)	5	170,305	283,774	41,143
Prepayments and other current assets, net	6	479,329	968,145	140,368
Due from related parties, net	14	101,333	199,099	28,867
Total current assets		2,598,487	3,123,695	452,893
Non-current assets
Property and equipment, net	7	101,794	58,727	8,515
Operating lease right-of-use assets	9	45,181	39,579	5,738
Intangible assets, net	8	10,052	8,430	1,222
Long-term investments	4	1,994,397	1,792,331	259,863
Due from related parties, net	14	111,335	3,840	557
Deferred tax assets	13	14,384	19,337	2,804
Other non-current assets		102,688	93,480	13,554
Total non-current assets		2,379,831	2,015,724	292,253
Total assets		4,978,318	5,139,419	745,146
LIABILITIES, NONCONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY

Current liabilities (including current liabilities of the VIEs and VIEs’ subsidiaries without recourse to the Company amounting to RMB184,078 and RMB226,846 (US$32,889) as of December 31, 2021 and 2022, respectively) (Note 1)

Accounts payable		134,879	132,994	19,282
Accrued expenses and other current liabilities	10	1,137,348	1,586,769	230,060
Due to related parties	14	37,760	23,629	3,426
Income tax payable		43,907	35,135	5,094
Total current liabilities		1,353,894	1,778,527	257,862

CHEETAH MOBILE INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2021 AND 2022

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

		As of December 31,
	Notes	2021	2022
		RMB	RMB	US$

Non-current liabilities (including non-current liabilities of the VIEs and VIEs’ subsidiaries without recourse to the Company amounting to RMB7,947 and RMB2,339 (US$339) as of December 31, 2021 and 2022, respectively) (Note 1)

Deferred tax liabilities	13	58,564	55,770	8,086
Other non-current liabilities	10	205,717	200,336	29,046
Total non-current liabilities		264,281	256,106	37,132
Total liabilities		1,618,175	2,034,633	294,994
Commitments and contingencies	16
Shareholders’ equity
Class A ordinary shares (par value of US$0.000025 per share; 7,600,000,000 shares authorized; 487,234,522 and 480,604,900 shares issued as of December 31, 2021 and 2022, respectively; 487,234,522 and 479,458,004 shares outstanding as of December 31, 2021 and 2022, respectively)	17	79	80	12
Class B ordinary shares (par value of US$0.000025 per share; 1,400,000,000 shares authorized; 957,465,244 and 970,015,685 shares issued as of December 31, 2021 and 2022, respectively; 945,496,827 and 970,015,685 shares outstanding as of December 31, 2021 and 2022, respectively)	17	156	156	22
Additional paid-in capital		2,685,544	2,688,571	389,806
Retained earnings/(Accumulated losses)	17	505,085	(9,424)	(1,366)
Accumulated other comprehensive income	17	88,262	353,948	51,318
Total Cheetah Mobile Inc. shareholders’ equity		3,279,126	3,033,331	439,792
Noncontrolling interests		81,017	71,455	10,360
Total shareholders’ equity		3,360,143	3,104,786	450,152
Total liabilities and shareholders’ equity		4,978,318	5,139,419	745,146

The accompanying notes are an integral part of these consolidated financial statements.

CHEETAH MOBILE INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

		For the year ended December 31,
	Notes	2020	2021	2022
		RMB	RMB	RMB	US$
Revenues (a)
Internet business		1,380,906	653,759	697,387	101,112
AI and others		171,739	130,857	186,679	27,066
Total Revenues		1,552,645	784,616	884,066	128,178
Cost of revenues (a)		(475,378)	(257,656)	(252,561)	(36,618)
Gross profit		1,077,267	526,960	631,505	91,560
Operating income and expenses (a)
Research and development		(455,179)	(211,594)	(180,957)	(26,236)
Selling and marketing		(766,986)	(370,274)	(476,853)	(69,137)
General and administrative		(380,533)	(191,868)	(214,337)	(31,076)
Other operating (expenses) income, net		(5,684)	17,205	15,051	2,182
Total operating expenses		(1,608,382)	(756,531)	(857,096)	(124,267)
Operating loss		(531,115)	(229,571)	(225,591)	(32,707)
Other income (expenses)
Interest income, net		35,655	25,391	35,710	5,177
Foreign exchange gains (losses), net		39,393	24,288	(95,434)	(13,837)
Other income	3/4	1,081,506	252,998	101,265	14,681
Other expense	3/4	(117,192)	(412,677)	(361,730)	(52,444)
Income (loss) before income taxes		508,247	(339,571)	(545,780)	(79,130)
Income tax (expenses) benefits	13	(97,090)	(13,633)	25,089	3,638
Net income (loss)		411,157	(353,204)	(520,691)	(75,492)
Less: net loss attributable to noncontrolling interests		(5,575)	(2,078)	(7,216)	(1,046)
Net income (loss) attributable to Cheetah Mobile Inc.		416,732	(351,126)	(513,475)	(74,446)
Earnings (Losses) per share	18
Basic		0.2895	(0.2469)	(0.3617)	(0.0524)
Diluted		0.2857	(0.2469)	(0.3619)	(0.0525)
Earnings (Losses) per ADS (1 ADS represent 50 Class A ordinary share) (b)	18
Basic		14.4763	(12.3469)	(18.0854)	(2.6221)
Diluted		14.2872	(12.3469)	(18.0954)	(2.6236)
Weighted average number of shares used in computation of ordinary shares:
Basic		1,402,509,386	1,430,052,602	1,443,682,305	1,443,682,305
Diluted		1,421,067,906	1,430,052,602	1,443,682,305	1,443,682,305

		For the year ended December 31,
	Notes	2020	2021	2022
		RMB	RMB	RMB	US$
Other comprehensive (loss) income, net of tax of nil	17
Foreign currency translation adjustments		(167,476)	(75,536)	271,640	39,384
Unrealized losses on available-for-sale securities, net		(7,251)	—	(8,269)	(1,199)
Other comprehensive (loss) income		(174,727)	(75,536)	263,371	38,185
Total comprehensive income (loss)		236,430	(428,740)	(257,320)	(37,307)
Less: total comprehensive loss attributable to noncontrolling interests		(5,869)	(2,536)	(9,531)	(1,382)
Total comprehensive income (loss) attributable to Cheetah Mobile Inc.		242,299	(426,204)	(247,789)	(35,925)

Note:

(a)
The amount of transactions with related parties recorded in revenues, cost of revenues and operating expenses are as follows:

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Revenues	112,706	70,444	53,706	7,787
Cost of revenues	(101,250)	(61,429)	(41,102)	(5,959)
Research and development	(12,173)	(2,557)	(4,143)	(601)
Selling and marketing	(993)	(1,178)	(89)	(13)
General and administrative	(4,403)	(5,303)	(3,441)	(499)

Details of the related party transactions are set out in Note 14(b) to the consolidated financial statements.

(b)Retrospectively adjusted to reflect the change in the ratio of the ADS to the Company’s Class A ordinary shares (Note 18).

The accompanying notes are an integral part of these consolidated financial statements.

CHEETAH MOBILE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Cash flows from operating activities
Net income (loss)	411,157	(353,204)	(520,691)	(75,492)
Adjustments to reconcile net income (loss) to net cash from operating activities
Depreciation of property and equipment	52,137	45,751	49,208	7,134
Amortization of intangible assets	16,409	5,071	3,817	553
Non-cash operating lease expense	44,086	18,533	6,393	927
Provision for credit losses	10,607	13,688	29,556	4,285
Impairment of assets	150,381	394,979	261,835	37,962
Foreign currency exchange (gains) losses	(40,361)	(29,799)	95,434	13,837
Losses (Gains) on disposal of property and equipment and intangible assets	3,422	447	(7,257)	(1,052)
(Gains) Losses on disposal/deemed disposal of businesses and subsidiaries/VIEs	(394,225)	2,487	(254)	(37)
Gains on disposal of investments	(507,346)	(92,143)	(32,536)	(4,717)
Changes in fair value of financial assets	(127,739)	(90,606)	25,658	3,720
Share of loss (income) from equity method investments	5,231	(60,992)	12,143	1,761
Deferred income tax (benefits) expenses	(9,628)	920	(12,881)	(1,868)
Share-based compensation expenses	80,982	7,150	7,863	1,139
Changes in operating assets and liabilities
Accounts receivable	179,223	56,990	(103,567)	(15,016)
Prepayments and other current assets	(87,319)	315,614	(447,179)	(64,834)
Due from related parties	(49,380)	68,753	17,736	2,571
Other non-current assets	18,103	979	9,225	1,337
Accounts payable	104,725	31,272	(10,391)	(1,507)
Accrued expenses and other current liabilities	63,046	(201,293)	236,332	34,265
Operating lease liabilities	(35,532)	(37,770)	(4,335)	(629)
Due to related parties	(24,650)	(10,518)	(15,054)	(2,183)
Income tax payable	(32,437)	17,954	(11,776)	(1,707)
Other non-current liabilities	122,976	(1,452)	(13,528)	(1,961)
Net cash (used in) provided by operating activities	(46,132)	102,811	(424,249)	(61,512)
Cash flows from investing activities
Purchases of property, plant and equipment and intangible assets	(59,269)	(46,818)	(6,783)	(984)
Purchase of long-term investments	(185,924)	(9,500)	(69,581)	(10,088)
Purchase of short-term investments	(1,375,485)	(3,630,357)	(1,005,110)	(145,727)
Proceeds from maturity of short-term investments	2,327,147	3,726,028	1,111,461	161,147
Proceeds from disposal of businesses and subsidiaries/VIE’s subsidiaries, net of cash acquired	159,817	45,043	—	—
Proceeds from disposal of property and equipment and intangible assets	2,715	199	7,516	1,090

CHEETAH MOBILE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Proceeds from disposal of long-term investments	1,021,746	188,193	153,549	22,262
Loans to related parties	(15,012)	(100,000)	—	—
Loans to third parties	(6,810)	(600)	(5,000)	(725)
Repayment of loans from related parties	7,608	38,848	—	—
Repayment of loans from third parties	3,830	9,800	3,000	435
Net cash provided by investing activities	1,880,363	220,836	189,052	27,410
Cash flows from financing activities
Proceeds from bank loans	70,119	—	—	—
Repayment for bank loans	(65,423)	—	—	—
Proceeds and advance from share-based awards	2,511	—	—	—
Purchase of shares from noncontrolling shareholders	—	(4,620)	(4,866)	(706)
Payment of dividends to noncontrolling shareholders	(22,089)	(5,020)	—	—
Payment of dividends to Cheetah Mobile Inc. shareholders	(1,435,775)	—	—	—
Net cash used in financing activities	(1,450,657)	(9,640)	(4,866)	(706)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(68,761)	(29,755)	171,851	24,918
Net increase (decrease) in cash and cash equivalents and restricted cash	314,813	284,252	(68,212)	(9,890)
Cash and cash equivalents and restricted cash at beginning of year	985,642	1,300,455	1,584,707	229,761
Cash and cash equivalents and restricted cash at end of year	1,300,455	1,584,707	1,516,495	219,871
Supplemental disclosures
Cash payments for income taxes	(9,016)	(5,974)	(12,365)	(1,793)
Cash payments for interest expenses	(223)	(8)	—	—
Cash payments for operating leases	(45,342)	(37,448)	(15,446)	(2,239)
Right-of-use assets (released) obtained in exchange for operating lease liabilities-Non-cash	(113,978)	52,338	9,768	1,416
Non-cash investing and financing activities:
Acquisition of property and equipment and intangible assets included in accrued expenses and other current liabilities	4,547	3,917	5,896	855
Disposal of investment, businesses and subsidiaries included in prepayments and other current assets	32,606	57,611	9,348	1,355
Disposal of investment, businesses and subsidiaries included in related parties	23,418	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

CHEETAH MOBILE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

	Number of Class A Ordinary Shares	Class A Ordinary Shares	Number of Class B Ordinary Shares	Class B Ordinary Shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Total Cheetah Mobile Inc. shareholder’s equity	Noncontrolling interests	Total equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2020	431,985,016	69	946,017,565	156	2,649,342	337,773	1,944,938	4,932,278	62,269	4,994,547
Net income (loss)		—	—	—	—	—	416,732	416,732	(5,575)	411,157
Adoption of ASC 326	—	—	—	—	—	—	(40,874)	(40,874)	—	(40,874)
Cancellation of Class B ordinary shares	—	—	(15)	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	63,173	—	17,293	80,466	508	80,974
Conversion of Class B ordinary shares to Class A ordinary shares by shareholders	520,723	—	(520,723)	—	—	—	—	—	—	—
Exercise and vesting of share-based awards	49,608,017	9	—	—	14,104	—	—	14,113	—	14,113
Other comprehensive loss	—	—	—	—	—	(174,433)	—	(174,433)	(294)	(174,727)
Disposal of subsidiaries	—	—	—	—	—	—	—	—	(15,897)	(15,897)
Dividends declared on share awards of consolidated subsidiaries	—	—	—	—	—	—	(27,296)	(27,296)	—	(27,296)
Dividends declared by the Company to Cheetah Mobile Inc. shareholders	—	—	—	—	—	—	(1,453,605)	(1,453,605)	—	(1,453,605)
Balance at December 31, 2020	482,113,756	78	945,496,827	156	2,726,619	163,340	857,188	3,747,381	41,011	3,788,392

CHEETAH MOBILE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

	Number of Class A Ordinary Shares	Class A Ordinary Shares	Number of Class B Ordinary Shares	Class B Ordinary Shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Total Cheetah Mobile Inc. shareholder’s equity	Noncontrolling interests	Total equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Net loss	—	—	—	—	—	—	(351,126)	(351,126)	(2,078)	(353,204)
Share-based compensation	—	—	—	—	6,248	—	—	6,248	—	6,248
Exercise and vesting of share-based awards, including subsidiaries’ awards	5,120,766	1	—	—	(46,432)	—	—	(46,431)	46,431	—
Other comprehensive loss	—	—	—	—	—	(75,078)	—	(75,078)	(458)	(75,536)
Disposal of a subsidiary	—	—	—	—	—	—	130	130	—	130
Dividends declared on share awards of consolidated subsidiaries	—	—	—	—	—	—	(1,107)	(1,107)	(1,887)	(2,994)
Change in equity interest of consolidated subsidiaries	—	—	—	—	(891)	—	—	(891)	(2,002)	(2,893)
Balance at December 31, 2021	487,234,522	79	945,496,827	156	2,685,544	88,262	505,085	3,279,126	81,017	3,360,143

CHEETAH MOBILE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

	Number of Class A Ordinary Shares	Class A Ordinary Shares	Number of Class B Ordinary Shares	Class B Ordinary Shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Total Cheetah Mobile Inc. shareholder’s equity	Noncontrolling interests	Total equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Net loss	—	—	—	—	—	—	(513,475)	(513,475)	(7,216)	(520,691)
Share-based compensation	—	—	—	—	7,863	—	—	7,863	—	7,863
Exercise and vesting of share-based awards, including subsidiaries’ awards	(7,776,518)	1	24,518,858	—	(4,836)	—	—	(4,835)	4,835	—
Other comprehensive income (loss)	—	—	—	—	—	265,686	—	265,686	(2,315)	263,371
Disposal of a subsidiary	—	—	—	—	—	—	(139)	(139)	—	(139)
Dividends declared on share awards of consolidated subsidiaries	—	—	—	—	—	—	(895)	(895)	—	(895)
Change in equity interest of subsidiaries	—	—	—	—	—	—	—	—	(4,866)	(4,866)
Balance at December 31, 2022	479,458,004	80	970,015,685	156	2,688,571	353,948	(9,424)	3,033,331	71,455	3,104,786
Balance at December 31, 2022 in US$	479,458,004	12	970,015,685	22	389,806	51,318	(1,366)	439,792	10,360	450,152

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

1.
ORGANIZATION AND PRINCIPAL ACTIVITIES

Cheetah Mobile Inc. (formerly known as Kingsoft Internet Security Software Holdings Limited) (the “Company”) is a limited company incorporated in the Cayman Islands under the laws of Cayman Islands on July 30, 2009. The Company and its consolidated subsidiaries and variable interest entities (“VIEs”) (collectively referred to the “Group”) are principally engaged in the provision of internet services and artificial intelligence (“AI”) and other services. The Company conducts its primary business operations through its subsidiaries, VIEs and subsidiaries of VIEs.

Details of the Company’s principal subsidiaries and VIEs as of December 31, 2022 are as follows:

Company	Date of incorporation/ registration	Place of incorporation/ registration	Percentage of ownership (i)	Principal activities
Principal subsidiaries of the Company:
Cheetah Technology Corporation Limited (“Cheetah Technology”)	August 26, 2009	Hong Kong	100%	Investment holding, provision of internet products and related services
Beijing Kingsoft Internet Security Software Co., Ltd. (“Beijing Security”)	November 30, 2009	The PRC	100%	Provision of internet products and related services, sale of AI products
Conew Network Technology (Beijing) Co., Ltd. (“Conew Network”)	March 19, 2009	The PRC	100%	Provision of internet products and related services
Hongkong Zoom Interactive Network Marketing Technology Limited (“HK Zoom”)	July 4, 2014	Hong Kong	100%	Provision of AI and other services
Cheetah Information Technology Company Limited (“Cheetah Information”)	March 9, 2015	Hong Kong	100%	Investment holding

Company	Date of incorporation/ registration	Place of incorporation/ registration	Percentage of ownership (i)	Principal activities
Principal subsidiaries of the Company (continued):
Cheetah Mobile Singapore Pte. Ltd. (“Cheetah Mobile Singapore”)	May 27, 2015	Singapore	100%	Provision of internet products and related services
Multicloud Limited	July 20, 2017	Hong Kong	100%	Provision of internet products and related services
Beijing Kingsoft Cheetah Technology Co., Ltd.	April 30, 2015	The PRC	100%	Provision of internet products and related services
Jingdezhen Jibao Information Service Co., Ltd.	August 10, 2017	The PRC	100%	Provision of internet products and related services, sale of AI products
Japan Kingsoft Inc. (“Kingsoft Japan”)	March 9, 2005	Japan	40.0%	Provision of internet products and related services
Zhuhai Baoqu Technology Co., Ltd.	July 18, 2018	The PRC	75.0%	Provision of internet products and related services
VIEs:
Beijing Conew Technology Development Co., Ltd. (“Beijing Conew”)	December 22, 2005	The PRC	Nil	Dormant
Beijing Cheetah Mobile Technology Co., Ltd. (“Beijing Mobile”)	April 15, 2009	The PRC	Nil	Provision of internet products and related services
Beijing Cheetah Network Technology Co., Ltd. (“Beijing Network”)	July 18, 2012	The PRC	Nil	Provision of internet products and related services

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

Loan agreements

Pursuant to the loan agreements among the Former Primary Beneficiary, the Nominee Shareholders and the VIE, the Former Primary Beneficiary granted loans to the Nominee Shareholders for their sole purpose of contributing to the registered capital of the VIE or in certain cases directly to the VIE under the VIE arrangements. As of December 31, 2022, the aggregate amount of these loans was RMB16,800 (US$2,436). At the option of the Former Primary Beneficiary, repayment may be requested at any time, which may be in the form of transferring the VIE’s equity interest to the Former Primary Beneficiary or its designees. The Nominee Shareholders may offer to repay part or the entire loans at any time, to the extent permitted by PRC laws, in the form of transferring the VIE’s equity interest to the Former Primary Beneficiary or its designees.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

In December 2019, the following two agreements included in the Contractual Agreements for certain VIEs, including Beijing Conew, Beijing Mobile and Beijing Network, were amended and replaced, mainly including the following terms:

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

According to such amendment and replacement, the power and the rights pursuant to the Proxy Agreements and Power of Attorney have since been effectively reassigned from the Former Primary Beneficiaries to the Company which has the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance. The Company is also obligated to absorb the expected losses of the VIE through the financial support as described above. Therefore, the Company has replaced the Former Primary Beneficiaries as the primary beneficiary of the VIEs, including but not limited to Beijing Conew, Beijing Mobile and Beijing Network since December 2019. As the VIEs were subject to indirect control by the Company through its PRC subsidiaries immediately before and direct control immediately after the Contractual Agreements were amended, the change of the primary beneficiary of the VIEs was accounted for as a common control transaction based on the carrying amount of the net assets transferred. Contractual Agreements for the VIEs effective since December 2019 are substantially similar, including Exclusive equity option agreements and Proxy agreements and power of attorney with the Company and other agreements, including Exclusive technology development, support, and consulting agreements, Equity pledge agreements, Business operation agreements, with the Company’s subsidiary(ies).

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

The assets and liabilities of the VIEs and subsidiaries of VIEs are as follows:

	As of December 31,
	2021	2022
	RMB	RMB	US$
Cash and cash equivalents	37,496	221,732	32,148
Restricted cash	144	—	—
Short-term investments	120,197	63,035	9,139
Accounts receivable, net	12,462	14,050	2,037
Prepayments and other current assets, net	21,906	28,364	4,112
Due from related parties, net (i)	761,270	762,835	110,601
Total current assets	953,475	1,090,016	158,037
Property and equipment, net	25,515	19,008	2,756
Operating lease right-of-use assets	3,529	2,837	411
Intangible assets, net	5,097	4,077	591
Long-term investments	272,169	288,826	41,876
Other non-current assets	45,990	43,836	6,356
Deferred tax assets	1,180	4,435	643
Total non-current assets	353,480	363,019	52,633
Total assets	1,306,955	1,453,035	210,670
Accounts payable	7,205	15,911	2,307
Accrued expenses and other current liabilities	147,097	195,917	28,405
Due to related parties (i)	1,053,536	1,157,428	167,811
Income tax payable	751	738	107
Total current liabilities	1,208,589	1,369,994	198,630
Deferred tax liabilities	—	—	—
Other non-current liabilities	7,947	2,339	339
Total non-current liabilities	7,947	2,339	339
Total liabilities	1,216,536	1,372,333	198,969

(i)
The balances due from and due to related parties of the VIEs and subsidiaries of VIEs mainly represented amounts due from and due to subsidiaries of the Group. As of December 31, 2021, and 2022, amounts due from subsidiaries of the Group were RMB706,646 and RMB737,129 (US$106,874), respectively, while amounts due to subsidiaries of the Group were RMB1,024,511 and RMB1,143,148 (US$165,741), respectively, which were eliminated upon consolidation by the Company.

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

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

The financial performance and cash flows of the VIEs and subsidiaries of VIEs are as follows:

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Revenues	659,626	320,942	344,288	49,917
Cost of revenues	194,103	205,955	224,726	32,582
Net (loss) income	(8,825)	(8,489)	3,792	550
Net cash (used in) provided by operating activities	(36,196)	209,357	154,403	22,386
Net cash provided by (used in) investing activities	21,168	(255,027)	(98,598)	(14,295)
Net cash provided by financing activities	—	91,093	128,461	18,625
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(53)	(35,987)	868	126

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

As of December 31, 2022, there was no pledge or collateralization of the VIEs’ and their subsidiaries’ assets that can only be used to settle the obligations of the VIEs and their subsidiaries, other than aforementioned pledges in the equity pledge agreements and restricted cash. The creditors of the VIEs and subsidiaries of VIEs have no recourse to the general credit of the Company.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Management evaluates estimates, including those related to the standalone selling prices of performance obligation of revenue contracts, the allowance for credit losses, the average paying user lives of online games, useful lives of long-lived assets and intangible assets, impairment of long-lived assets, impairment of investments, net realizable value of inventories, valuation allowance for deferred tax assets, uncertain tax positions, share-based compensation, fair values of investments, and loss contingencies, among others.

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

Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included as a component of “Foreign exchange gains, net” in the consolidated statements of comprehensive income (loss).

Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.8972 to US$1.00 on December 30, 2022 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Business combinations and noncontrolling interests

Business combinations are recorded using the purchase method of accounting, and the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of the (i) the total of consideration paid, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the subsidiary acquired over (ii) the fair value of the identifiable net assets of the subsidiary acquired is recorded as goodwill. If the consideration of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive income.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Allowance for credit losses

The Group maintains an allowance for credit losses in accordance with ASC 326 and records the allowance for credit losses as an offset to assets such as accounts receivable, prepayments and other current assets and due from related parties, etc. and the estimated credit losses charged to the allowance is classified as “General and administrative” and “Other expenses” in the consolidated statements of comprehensive income (loss). The Group assesses collectability by reviewing assets on a collective basis where similar characteristics exist, primarily based on similar business line, service or product offerings and on an individual basis when the Group identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Group considers historical collectability based on past due status, the age of the balances, credit quality of the Group’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Group’s ability to collect from customers.

Account receivables, net

Accounts receivable is recognized and carried at the original invoiced amount less an allowance for credit losses. Bad debts are written off as incurred. The Group generally does not require collateral from its customers.

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

The debt securities that the Group has positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. The allowance for credit losses of the held-to-maturity debt securities reflects the Group’s estimated expected losses over the contractual lives of the held-to-maturity debt securities and is charged to “Other expense” in the consolidated statements of comprehensive income (loss). Estimated allowances for credit losses are determined by considering reasonable and supportable forecasts of future economic conditions in addition to information about past events and current conditions.

Debt securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Unrealized holding gains and losses for trading securities are included in earnings.

Debt investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Available-for-sale debt securities are reported at fair value, with unrealized gains and losses recorded in other comprehensive (loss) income.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

The Group, with the assistance of independent third-party valuation firms, determined the estimated fair value of its equity investments using the measurement alternative based on observable price changes, equity method investment with fair value option elected and long-term available for sale debt securities and determined the fair value of long-term investments, including equity investments using the measurement alternative and equity method investments upon impairment occurrence.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Property and equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Estimated useful life
Electronic equipment	2-3 years
AI related equipment	3 years
Office equipment and fixtures	5 years
Motor vehicles	4 years
Leasehold improvements	Lesser of term of the lease or the estimated useful lives of the assets

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

If an intangible asset is determined to have an indefinite life, it should not be amortized until its useful life is determined to be no longer indefinite. As of December 31, 2021 and 2022, net carrying value of the Group's intangible assets with indefinite life is nil.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

Revenue recognition

The Group generates its revenues primarily through internet business, AI and others. Pursuant to ASC 606-10-32-2A, the Group elected to exclude sales taxes and other similar taxes from the measurement of the transaction price. Therefore, revenues are recognized net of value added taxes (“VAT”).

The following table presents the Company’s revenues disaggregated by revenue source:

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Revenues:
Internet business
Online advertising	855,430	354,604	355,289	51,512
Internet value-added services	525,476	299,155	342,098	49,600
AI and others
Advertising agency services	84,993	61,588	83,111	12,050
Multi-cloud Management Services	3,501	41,443	77,956	11,303
Technical consulting service and others	35,504	17,236	20,323	2,946
Sale of AI hardware products	47,741	10,590	5,289	767
Total consolidated revenues	1,552,645	784,616	884,066	128,178

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

(1) Internet business

Online advertising

Online advertising revenue is primarily derived from displaying advertisements for the Group’s customers on its online platforms including duba.com and other websites, browsers, PC and mobile applications, and to a lesser extent, on third-party advertising publishers’ websites or mobile applications. The Group has three general pricing models for its advertising products: cost over a time period, cost for performance basis and cost per impression basis. For advertising contracts over a time period, the Group generally recognizes revenue ratably over time, because the customer simultaneously receives and consumes the benefits as the Group performs throughout a fixed contract term. For contracts that are charged on the cost for performance basis, the Group charges an agreed-upon fee to its customers determined based on the effectiveness of advertising links, which is typically measured by clicks, transactions, installations, user registrations, and other actions. Revenue is recognized at a point in time when there is an effective click, transaction, installations, user registrations, and other actions. For advertising contracts that charged on cost per impression basis, the Group recognizes the revenue at a point in time when the impressions are delivered based on the mutual agreement formed with customers. For online advertising services arrangement involving third-party advertising publishers’ websites or mobile publications, the Group recognizes gross revenue the amount of fees received or receivable from customers as the Group has control over the advertising services before they are transferred to the customer, and therefore, the Group is not arranging for the advertising services to be provided by third parties on their internet properties. Revenue for online advertising services involving third-party advertising publishers’ websites or mobile publications is recognized at a point in time when all the revenue recognition criteria are met. Payments made to the third-party advertising publishers or content providers are included in cost of revenues.

Internet value-added services

The Group generates value-added services revenue principally from fee-based services, mainly including VIP membership, software subscription, and game-related services.

VIP membership and software subscription. The Group provides non-cancellable VIP membership services and hosted software subscription services to individual and enterprise customers, which can obtain the access to the related services over a fixed period of time at a fixed price as specified in the contract. VIP membership services are provided to customers with various privileges, which primarily include access to advertising-free and value-added services such as file and data recovery, malicious pop-up interception, PDF converting etc. The Group also provides various software such as anti-virus, security protection, immediate communication and others to individual and enterprise customers. The software license, when-and-if-available updates and related services are accounted for as a single performance obligation as the license, updates and services are inputs to a combined items in the contract. The VIP membership services and software subscription services are primarily sold in short term period, typically, no more than 12 months. Certain services have contracts with no fixed duration. For these indefinite term subscriptions, the Group estimated the expected contract period based on historical usage pattern and recognizes related revenue over the expected contract period. Upfront payment is generally required and upon the receipt of membership fees and software subscription fees, the Group recognizes the excess of payment received as compared to the recognized revenue as deferred revenue in “Accrued expenses and other liabilities” and revenue is recognized ratably over the membership period or the subscription period as services are rendered.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

Sale of AI hardware products, technical consulting service and others

The Group recognizes revenue generally at a point in time for the sale of AI hardware products when the products are delivered to customers. Technical consulting services are recognized over time because the customer simultaneously receives and consumes the benefits as the Group performs throughout a fixed term. The Group also sell food products and coupons which can be consumed for food services in the restaurants, such revenue is recognized when the products and services are delivered to customers.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Deferred revenue

The Group recognizes a contract liability in the consolidated balance sheets for the contracts where the Group received the payments but have not satisfied the related performance obligation. Contract liabilities were mainly related to advance from customers in online advertising services and internet value-added services to be provided over a period of time, which were included in “Accrued expenses and other liabilities”. Balances of contract liabilities were RMB164,749 and RMB205,320 (US$29,769) as of December 31, 2021 and December 31, 2022, respectively. The increase in deferred revenue as compared to the year ended December 31, 2021 is a result of the increase in fees received from membership services. Revenue recognized that was included in deferred revenue balance at the beginning of year were RMB94,056, RMB74,996 and RMB123,809 (US$17,951) for the years ended December 31, 2020, 2021 and 2022, respectively.

Cost of revenues

Cost of revenues primarily consists of traffic acquisition cost, bandwidth and cloud service costs, channel costs, royalty fees, salaries and benefits, share-based compensation expenses, depreciation of equipment, amortization of intangible assets and cost of products sold.

Selling and marketing expenses

Selling and marketing expenses consist primarily of advertising and promotional expenses, staff costs, share-based compensation expenses and other related incidental expenses that are incurred directly to attract or retain users and customers for the Group’s websites, applications, software, online platforms and products. Advertising and promotional expenses are expensed when incurred. For the years ended December 31, 2020, 2021 and 2022, advertising and promotional expenses were RMB550,566, RMB242,354 and RMB361,363 (US$52,393), respectively.

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

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance. This update requires certain annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy. The Group adopted the ASU on January 1, 2022, which did not have a material impact on the consolidated financial statements.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Leases

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

Earnings (loss) per share

Earnings (Loss) per share are calculated in accordance with ASC 260-10, Earnings per Share: Overall. Basic earnings per share are computed by dividing net income (loss)attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income (loss), accretion of the redeemable noncontrolling interests and dilution effect arising from share-based awards issued by subsidiaries are allocated to ordinary shares based on their participating rights in the undistributed earnings as if all the earnings for the reporting period had been distributed.

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

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (the “CODM”), which is the chief executive officer. Since 2020, the Group started to report its revenues and operating profits by two segments: internet business and AI and others. In 2021, the Group realigned its segments as the CODM changed how he manages and assesses the Group’s segment performance. The Group’s overseas advertising agency services, which assists domestic companies to launch advertisement on overseas advertising platforms, are changed from the Internet business into AI and others due to the synergies created between the Group’s advertising agency services and global multi-cloud management services. The Group has retrospectively revised segment information for the comparative periods.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Concentration of risks

Concentration of credit risk

Financial instruments that are potentially subject to credit risk consist of cash and cash equivalents, restricted cash, short-term investments, available-for-sale debt securities, accounts receivable and other receivables. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk. As of December 31, 2022, the Group has RMB1,672,677 (US$242,515) in cash and cash equivalents, restricted cash and short-term investments, and 29.9% and 70.1% of which are held by financial institutions in the PRC and international financial institutions outside of the PRC, respectively. Deposits held with financial institutions were not protected by statutory or commercial insurance. In the event of bankruptcy of one of these financial institutions, the Group may be unlikely to claim its deposits back in full.

Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

Under PRC law, it is generally required that a commercial bank in the PRC that holds third-party cash deposits protect the depositors’ rights over principal and interests in their deposited money; PRC banks are subject to a series of risk control regulatory standards; and PRC bank regulatory authorities are empowered to take over the operation and management of any PRC bank that faces a material credit crisis.

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

For the year ended December 31, 2020 and 2021, no individual customer accounted for over 10% of the Group’s total revenue. For the year ended December 31, 2022, approximately 24% of the Group’s total revenue was derived from a third-party advertising agent of the Group.

The Group’s operations could be adversely affected by significant political, economic and social uncertainties. Internet related businesses are subject to significant restrictions under current PRC laws and regulations. Specifically, foreign investors are not allowed to own more than 50% equity interests in any Internet Content Provider (“ICP”) business.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Additionally, the value of the RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

Foreign currency exchange rate risk

While the Group’s reporting currency is RMB, a portion of the Group’s revenues and costs are generated and denominated in US$. As a result, the Group is exposed to foreign exchange risk as its revenues and results of operations may be affected by fluctuations in the exchange rate between U.S. dollar and RMB. If the US$ depreciates against the RMB, the value of the Group’s US$ revenues expressed in the RMB financial statements will decline. On June 19, 2010, the People’s Bank of China announced the end of the RMB’s de facto peg to US$, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB exchange rate flexibility. The appreciation of the RMB against US$ was approximately 6.27% and 2.34% for the year ended December 31, 2020 and 2021, the depreciation of the RMB against US$ was approximately 8.23% for the years ended December 31, 2022. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

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

Recently issued accounting pronouncements

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606, Revenue from Contracts with Customers. This guidance is effective for the Group for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. Early adoption is permitted. The Group does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations and cash flows.

In June 2022, the FASB issued ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The new guidance is required to be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption. This guidance is effective for the Group for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted. The Group is currently evaluating the impact on consolidated financial statements of adopting this guidance.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

4.
INVESTMENTS

(a) Short-term investments

As of December 31, 2021, and 2022, short-term investments included time deposits, and wealth management products in commercial banks of RMB262,813 and RMB156,182 (US$22,644), respectively.

For the years ended December 31, 2020, 2021 and 2022, the Group recognized interest income from its short-term investments of RMB23,780, RMB12,687 and RMB23,088 (US$3,347), respectively.

For the years ended December 31, 2020, 2021 and 2022 the Group recognized a credit loss on short-term investments of RMB7,096, RMB715 and reversed RMB714 (US$104) in “other expense” in the consolidated comprehensive income (loss), respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Equity investments accounted for using the measurement alternative

In accordance with ASC 321, the Group elected to use the measurement alternative to measure such investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. As of December 31, 2021 and 2022, the carrying amount of the Group’s equity investments accounted for using the alternative measurement was RMB1,349,272 and RMB1,141,207 (US$165,460), including RMB942,605 and RMB1,257,876 (US$182,375) accumulated impairment, and RMB287,339 and RMB331,566 (US$48,073) accumulated upward adjustment, respectively. During the years ended December 31, 2021 and 2022, certain equity investments were remeasured based on observable price changes in orderly transactions for an identical or similar investment of the same issuer, the aggregate carrying amount of these investments was RMB154,488 and RMB106,662 (US$15,465) as of December 31, 2021 and 2022, respectively.

Total unrealized and realized gains and losses of equity securities without readily determinable fair values for the years ended December 31, 2020, 2021 and 2022 were as follows:

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Gross unrealized gains (upward adjustments)	121,555	82,504	33,346	4,835
Gross unrealized losses (impairment)	(66,063)	(351,380)	(287,005)	(41,612)
Net unrealized gains (losses) on equity securities held	55,492	(268,876)	(253,659)	(36,777)
Net realized gains on equity securities sold	482,202	67,105	32,536	4,717
Total net gains (losses) recognized in other income, net	537,694	(201,771)	(221,123)	(32,060)

In 2022, the Group: i) acquired equity interests in three equity investees for a total consideration of RMB59,581 (US$8,638). ii) disposed certain equity interest in equity investees and recognized a disposal gain of RMB32,536 (US$4,717) in “Other income”.

In 2021, the Group: i) acquired equity interests in two equity investees for a total consideration of RMB7,000. ii) disposed certain equity interest in equity investees and recognized a disposal gain of RMB67,105 in “Other income”.

In 2020, the Group: i) acquired equity interests in three equity investees for a total consideration of RMB20,000. ii) disposed the remaining portion of equity ownership of Bytedance and recognized a disposal gain of RMB465,877 in “Other income” (iii) recognized RMB342,433 of remaining interest in the gaming related business as result of the deconsolidation.

The Group received dividends from investees of RMB4,002, RMB2,558 and nil which were recorded in “Other income” in the consolidated comprehensive income (loss) for the years ended December 31, 2020, 2021 and 2022, respectively.

Equity investments with readily determinable fair value

The Group purchased equity interest of a company listed on the HK Stock Exchange in 2019 and disposed all the equity interest of the Company in 2021. Unrealized gains for the equity investments with readily determinable fair value were RMB5,327 and nil and nil, which were recorded in “Other income” in the consolidated comprehensive income (loss) for years ended December 31, 2020, 2021 and 2022, respectively. Realized gains were RMB18,488 and RMB767 and nil, which were recorded in “Other income” in the consolidated comprehensive income (loss) for years ended December 31, 2020, 2021 and 2022, respectively.

Equity investment accounted for using fair value option

The Group owned 49.6% equity interest of Live.me on a fully dilutive basis The fair value of the equity interest held by the Group was RMB362,235 and RMB370,162 (USD$53,668) as of December 31, 2021 and 2022, respectively. For the years ended December 2020, 2021 and 2022, the Group recorded unrealized gain of RMB857, RMB6,537 and unrealized losses of RMB25,601

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

(US$3,712) for Equity investments accounted for using fair value option in “Other income” and “Other expense” in the consolidated comprehensive income (loss), respectively.

Equity investments accounted for using equity method

The carrying amount of the Company’s equity method investments were RMB236,552 and RMB238,591 (US$34,592) as of December 31, 2021 and 2022, respectively.

In 2022, the Group acquired an equity method investment with total consideration of RMB10,000 (US$1,450).

In 2021, the Group acquired an equity method investment with total consideration of RMB2,500.

In 2020, the Group acquired equity method investments with aggregate consideration of RMB15,040, and recognized RMB18,000 of equity method investments as result of the deconsolidation of a business in the Group’s Internet Business segment.

The Group recorded its share of loss of RMB5,231, share of income of RMB60,992 and share of loss of RMB12,143 (US$1,761) from equity investments accounted for using equity method for the years ended December 31, 2020, 2021 and 2022, respectively. For the years ended December 31, 2020, 2021 and 2022, nil impairment losses were recorded for the equity investments accounted for using equity method.

None of equity method investments, including the investment that the Group elects to account for using the fair value option, was considered individually material for the years ended December 31, 2020, 2021 and 2022. The Group summarized the unaudited condensed financial information of the Group’s equity method investments as a group below in accordance with Rule 4-08 of Regulation S-X:

	As of December 31,
	2021	2022
	RMB	RMB	US$
Balance sheet data:
Current assets	520,871	463,921	67,262
Non-current assets	1,798,402	1,404,594	203,647
Current liabilities	182,176	173,776	25,195
Non-current liabilities	7,746	13,249	1,921
Redeemable preferred shares	906,420	1,059,852	153,664

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Operating data:
Revenues	944,974	925,020	755,532	109,542
Gross profit	307,531	407,487	285,140	41,341
Operating income (loss)	109,456	459,079	(10,022)	(1,453)
Net income (loss)	115,962	464,352	(8,133)	(1,179)

Available-for-sale debt securities

Available-for-sale debt securities in long-term investments primarily represent investments in preferred shares that are redeemable at the Group’s option, which are measured at fair value.

In 2021, the Group sold part of equity interest of an investment previously accounted for using the measurement alternative and the remaining equity interest held was reclassified and accounted for as available-for-sale debt securities since the Group has a put option to require the equity investee to redeem the Group’s equity interest at the Group’s option. The Group remeasured the fair value

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

of the investment upon the reclassification with a remeasurement loss of RMB42,883 recorded in “Other expense” in the consolidated comprehensive income (loss).

As of December 31, 2021, and 2022, long-term available-for-sale debt securities were 46,339 and RMB42,371 (US$6,143), respectively.

For the years ended December 31, 2020, 2021 and 2022, the Group recognized fair value loss on long-term available-for-sale debt securities of nil, nil and RMB8,270 (US$1,199) respectively in other comprehensive income.

5.
ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2021	2022
	RMB	RMB	US$
Accounts receivable	263,000	385,935	55,955
Allowance for credit losses	(92,695)	(102,161)	(14,812)
Accounts receivable, net	170,305	283,774	41,143

The movements in the allowance for credit losses were as follows:

	Year ended December 31,
	2021	2022
	RMB	RMB	USD
Balance as of January 1	100,020	92,695	13,440
Amounts charged to expenses	(1,462)	3,156	458
Amounts written off	(3,951)	—	—
Foreign Exchange effect	(1,912)	6,310	914
Balance as of December 31	92,695	102,161	14,812

6.
PREPAYMENTS AND OTHER CURRENT ASSETS, NET

	As of December 31,
	2021	2022
	RMB	RMB	US$
Other receivables from advertisers	397,700	857,135	124,273
Advances to suppliers	108,263	137,419	19,924
Prepaid expenses	29,592	25,506	3,698
Inventories (i)	15,415	16,695	2,421
Receivable from third-party payment platform	16,785	51,014	7,396
Convertible loans	8,240	10,093	1,463
Others	104,324	72,371	10,493
Impairment of prepayments and inventory	(98,005)	(102,145)	(14,810)
Allowance for credit losses	(102,985)	(99,943)	(14,490)
Total	479,329	968,145	140,368

(i)
Inventory consists of finished goods, as of December 31, 2021 and 2022, inventories net of impairment reserve were RMB265 and RMB4,283(US$621). For the years ended December 31, 2020, 2021 and 2022, the group recorded impairment reserve of RMB23,694, RMB7,618 and nil, respectively.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

The movements in the allowance for credit losses were as follows:

	Year ended December 31,
	2021	2022
	RMB	RMB	USD
Balance as of January 1	171,619	102,985	14,931
Amounts charged to expenses	(696)	19,266	2,793
Amounts written off	(66,658)	(27,623)	(4,005)
Disposal of a subsidiary	(1)	—	—
Foreign Exchange effect	(1,279)	5,315	771
Balance as of December 31	102,985	99,943	14,490

Provision for credit losses and impairment of assets for the years ended December 31, 2020, 2021 and 2022 were RMB32,999, RMB493 and RMB19,266 (US$2,793), respectively.

7.
PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2021	2022
	RMB	RMB	US$
Electronic equipment	64,420	61,894	8,974
AI related equipment	152,177	153,580	22,267
Leasehold improvements	14,522	14,544	2,109
Office equipment and fixtures	20,867	19,532	2,832
Motor vehicles	4,045	2,922	424
Construction in progress	—	48	7
Less: Accumulated depreciation	145,529	185,105	26,838
Less: Accumulated impairment	8,708	8,688	1,260
Property and equipment, net	101,794	58,727	8,515

Depreciation expense of property and equipment for the years ended December 31, 2020, 2021 and 2022 were RMB52,137, RMB45,751 and RMB49,208 (US$7,134), respectively. The impairment recognized on property and equipment were RMB9,226, nil and nil for the years ended December 31, 2020, 2021 and 2022, respectively. The Group recorded impairment loss in “Other operating income (expense), net”.
8.
INTANGIBLE ASSETS, NET

Intangible assets and the related accumulated amortization were summarized as follows:

	As of December 31, 2022
	Gross Carrying value	Accumulated amortization	Accumulated impairment	Net carrying value
	RMB	RMB	RMB	RMB	US$
Online game licenses	188,174	(139,536)	(47,910)	728	106
Technology	155,056	(130,822)	(18,244)	5,990	867
Platform	76,621	(42,146)	(34,475)	—	—
Customer relationship	49,237	(46,408)	(2,829)	—	—
User base	47,980	(47,980)	—	—	—
Trademarks	18,283	(14,788)	(2,222)	1,273	185
Domain names	4,965	(4,526)	—	439	64
Non-compete agreements	1,610	(1,610)	—	—	—
Total	541,926	(427,816)	(105,680)	8,430	1,222

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

	As of December 31, 2021
	Gross Carrying value	Accumulated amortization	Accumulated impairment	Net carrying value
	RMB	RMB	RMB	RMB
Online game licenses	174,252	(128,035)	(45,331)	886
Technology	131,664	(106,928)	(17,631)	7,105
Platform	70,142	(38,582)	(31,560)	—
Customer relationship	45,665	(43,076)	(2,589)	—
User base	43,954	(43,954)	—	—
Trademarks	16,974	(13,437)	(2,114)	1,423
Domain names	4,860	(4,222)	—	638
Non-compete agreements	1,610	(1,610)	—	—
Total	489,121	(379,844)	(99,225)	10,052

The Group recorded impairment loss in “Other operating income (expense), net”. The impairment recognized on intangible assets were RMB17,746, nil and nil for the years ended December 31, 2020, 2021 and 2022, respectively.

Amortization expense of intangible assets for the years ended December 31, 2020, 2021 and 2022 were RMB16,409, RMB5,071 and RMB3,817 (US$553), respectively. Estimated amortization expense relating to the existing intangible assets with finite lives for each of next five years and thereafter is as follows:

	For the year ending December 31,
	RMB	US$
2023	2,438	353
2024	1,963	285
2025	1,606	233
2026	1,237	179
2027	1,049	152
Thereafter	137	20
Total	8,430	1,222

9.
LEASE

The Group’s operating leases mainly related to offices and employees’ accommodation facilities. For leases with terms greater than 12 months, the Group records the related assets and lease liabilities at the present value of lease payments over the term. Certain leases include rental-free periods and renewal options, which are factored into the Group’s determination of lease payments when appropriate. As of December 31, 2021 and 2022, the Group had no finance leases.

As of December 31, 2021 and 2022, the weighted average remaining lease term was 4.0 years and 3.4 years, respectively, and the weighted average discount rate was 4.9% and 4.9% for the Group’s operating leases respectively.

Operating lease cost for the year ended December 31, 2020, 2021 and 2022, was RMB50,035, RMB20,613 and RMB16,777 (US$2,432) respectively, which excluded cost of short-term contracts. Short-term lease cost for the year ended December 31, 2020, 2021 and 2022 was RMB9,864, RMB28,488 and RMB5,062 (US$734), respectively. For the years ended December 31, 2020, 2021 and 2022, no lease cost was capitalized.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Future lease payments under operating leases as of December 31, 2022 were as follows:

	For the year ended December 31,
	RMB	US$
2023	14,455	2,096
2024	12,535	1,817
2025	11,715	1,699
2026	6,277	910
2027	—	—
Total future lease payments	44,982	6,522
Less: imputed interest	3,508	509
Total lease liability balance	41,474	6,013

10.
ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other current liabilities

	As of December 31,
	2021	2022
	RMB	RMB	US$
Payable to online advertising platforms as agency	495,875	827,015	119,906
Accrued operating expenses	148,863	224,902	32,608
Salary and welfare payable	56,073	54,314	7,875
Advance received in advertising agency services	137,267	136,098	19,732
Accrued advertising, marketing and promotional expenses	51,193	48,389	7,016
Deferred revenue	156,994	194,542	28,206
Operating lease liabilities current portion	17,452	14,384	2,085
Other taxes payable	17,678	21,670	3,142
Accrued bandwidth and cloud service costs	363	1,062	154
Others	55,590	64,393	9,336
Total	1,137,348	1,586,769	230,060

Other non-current liabilities

	As of December 31,
	2021	2022
	RMB	RMB	US$
Uncertain tax position	161,485	161,668	23,440
Operating lease liabilities non-current portion	30,677	27,090	3,928
Others	13,555	11,578	1,678
Total	205,717	200,336	29,046

11.
SEGMENT INFORMATION

The Company presents segment information after elimination of inter-company transactions. In general, revenues, cost of revenues and operating expenses are directly attributable, or are allocated, to each segment. The Company allocates cost of revenues and operating expenses that are not directly attributable to a specific segment, such as those that support infrastructure across different segments, to different segments mainly on the basis of usage, revenue or headcount, depending on the nature of the relevant cost of revenues and operating expenses. The Company’s CODM evaluates performance based on each reporting segment’s revenues and operating income (loss), furthermore, the Company does not allocate assets to its segments as the CODM does not evaluate the performance of segments using asset information.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

The following tables present the summary of each segment’s revenues, operating income (loss) which were considered as segment operating performance measure, for the years ended December 31, 2020, 2021 and 2022:

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Revenues:
Internet business	1,380,906	653,759	697,387	101,112
AI and others	171,739	130,857	186,679	27,066
Total revenues	1,552,645	784,616	884,066	128,178
Operating income (loss):
Internet business	147,070	(14,178)	(369)	(53)
AI and others	(597,203)	(208,243)	(217,359)	(31,515)
Unallocated expenses(i)	(80,982)	(7,150)	(7,863)	(1,139)
Total operating loss	(531,115)	(229,571)	(225,591)	(32,707)

(i)
Share-based compensation were not allocated to segments.
12.
GEOGRAPHICAL INFORMATION

The following tables set forth revenues and property and equipment, net by geographic area:

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Revenues:
PRC	698,910	562,464	391,652	56,784
Overseas (i)	853,735	222,152	492,414	71,394
United States	437,262	32,646	22,437	3,253
HongKong	83,026	18,727	262,095	38,000
Japan	138,918	111,481	96,413	13,979
Rest of the world (ii)	194,529	59,298	111,469	16,162

	As of December 31,
	2021	2022
	RMB	RMB	US$
Property and equipment, net:
PRC	99,133	55,629	8,066
Non-PRC	2,661	3,098	449

(i)
Overseas revenue refers to revenues generated by the Group’s operating legal entities incorporated outside China. Such revenues are primarily attributable to customers located outside China based on customers’ registered addresses.
(ii)
No individual country or area, other than disclosed above, exceeded 10% of total revenues for the years ended December 31, 2020, 2021 and 2022, respectively.
13.
INCOME TAXES

The Company is incorporated in the Cayman Islands and conducts its primary business operations through its subsidiaries, VIEs and subsidiaries of VIEs in the PRC. It also has subsidiaries mainly in Hong Kong, Singapore and Japan.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Cayman Islands and BVI

Under the current laws of the Cayman Islands and BVI, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands BVI withholding tax will be imposed.

Hong Kong

The Company’s subsidiaries in Hong Kong are subject to Hong Kong Profits Tax rate at 16.5%. For the year ended December 31, 2020, 2021 and 2022, the first HK$2 million of profits earned by one of the Company’s subsidiaries incorporated in Hong Kong is taxed at half the current tax rate (i.e. 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate, and foreign-derived income is exempted from income tax. There are no withholding taxes in Hong Kong on remittance of dividends.

Singapore

Subsidiaries in Singapore are subject to Singapore corporate income tax rate of 17%.

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

As qualified High New Technology Enterprise (“HNTE”), Beijing Security was entitled to the preferential income tax rate of 15% from 2020 to 2021. Beijing Kingsoft Cheetah Technology Co., Ltd. is entitled to the preferential income tax rate of 15% from 2022 to 2024.

In accordance with the requirements of Cai Shui [2014] No. 26 and Cai Shui [2022] No. 19, enterprises located in the Heng Qin New Area of Zhuhai City, which qualify as encouraged industrial enterprises and meet the substantive operational requirements, are subject to a tax rate of 15%.

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

Without the tax holidays and preferential tax, the Group’s income tax expenses would have decreased by RMB18,671, RMB44,909 and RMB2,232 (US$324) for the years ended December 31, 2020, 2021 and 2022, respectively. The impacts of the tax holidays and preferential tax rates were a decrease in the loss per share of RMB0.0133, RMB0.0314 and RMB0.0015 (US$0.0002), for the year ended December 31, 2020, 2021 and 2022, respectively.

Under the EIT Law, dividends paid by PRC enterprises out of profits earned post-2007 to non-PRC tax resident investors are subject to PRC dividend withholding tax of 10%. A lower withholding tax rate may be applied based on applicable tax treaties with certain jurisdictions.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Income (loss) before income taxes consists of:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
PRC	(325,686)	(490,025)	(261,306)	(37,886)
Non-PRC	833,933	150,454	(284,474)	(41,244)
Total	508,247	(339,571)	(545,780)	(79,130)

The current and deferred portions of income tax expenses included in the consolidated statements of comprehensive income (loss) are as follows:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Current income tax expenses	106,718	12,713	(12,208)	(1,770)
Deferred income tax (benefits) expenses	(9,628)	920	(12,881)	(1,868)
Income tax expenses (benefits)	97,090	13,633	(25,089)	(3,638)

A reconciliation of the differences between the statutory tax rate and the effective tax rate for enterprise income tax is as follows:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Income (Loss) before income tax	508,247	(339,571)	(545,780)	(79,130)
Income tax expenses (benefits) computed at the PRC statutory tax rate of 25%	127,062	(84,894)	(136,445)	(19,783)
Effect of different tax rates in different jurisdictions	(150,466)	(16,764)	49,280	7,145
Effect of tax holiday and preferential tax rates	18,671	44,909	4,908	712
Research and development super-deduction	(46,153)	(12,660)	(9,361)	(1,357)
Non-taxable income(i)	(44,177)	(25,713)	(2,809)	(407)
Non-deductible expenses(ii)	21,681	8,614	1,783	259
Effect of change in tax rate	—	(12,327)	(106,824)	(15,488)
Outside basis difference on investment	(17,482)	63	(3,800)	(551)
Changes in uncertain tax position	112,590	(9,453)	(11,903)	(1,726)
Withholding tax and others	(15,320)	27,977	(4,345)	(631)
Changes in valuation allowance	90,684	93,881	194,427	28,189
Income tax expenses (benefits)	97,090	13,633	(25,089)	(3,638)

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Deferred taxes were measured using the enacted tax rates for the periods in which the temporary differences are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax balances as of December 31, 2021 and 2022 are as follows:

	As of December 31,
	2021	2022
	RMB	RMB	US$
Deferred tax assets:
Tax losses carry forward	316,845	411,544	59,668
Equity investment loss	73,035	157,319	22,809
Allowance for credit losses	28,476	36,089	5,232
Intangible assets and accrued expenses	8,953	8,687	1,259
Share-based compensation	1,654	263	38
Fixed assets depreciation	235	—	—
Intercompany transfer of long-lived assets	1,181	681	99
Others	9,562	32,448	4,706
Valuation allowance	(422,837)	(617,264)	(89,495)
Deferred tax assets	17,104	29,767	4,316
Deferred tax liabilities:
Outside basis difference on investment	54,893	55,770	8,086
Equity method investment and unrealized gains	6,322	1,813	263
Right-of-use asset and others	69	8,617	1,249
Deferred tax liabilities	61,284	66,200	9,598

	As of December 31,
	2022
	RMB	US$
Classification in the consolidated balance sheets:
Deferred tax assets	19,337	2,804
Deferred tax liabilities	55,770	8,086

The Group operates through several subsidiaries, VIEs and subsidiaries of VIEs and the valuation allowance is considered for each subsidiary, VIE and subsidiary of VIE on an individual basis. As of December 31, 2021, and 2022, the Group’s total deferred tax assets before valuation allowances were RMB439,941 and RMB647,031 (US$93,811), respectively. As of December 31, 2021 and 2022, the Group recorded valuation allowances of RMB422,837 and RMB617,264 (US$89,495), respectively, on its deferred tax assets that are sufficient to reduce the deferred tax assets to the amounts that are more-likely-than-not to be realized.

Undistributed earnings of certain of the Company’s PRC subsidiaries amounted to approximately RMB741,272 and RMB795,098 (US$115,278) on December 31, 2021 and 2022, respectively. Those earnings are considered to be indefinitely reinvested; accordingly, no provision for PRC withholding tax has been provided thereon. Upon repatriation of those earnings in the form of dividends, the Group would be subject to PRC withholding tax at 10%. The PRC withholding tax rate could be reduced to 5% should the treaty benefit between Hong Kong and the PRC be applicable. As such, the amount of unrecognized deferred income tax liabilities is approximately ranging from RMB37,064 to RMB74,127 and RMB39,755 (US$5,764) to RMB79,510 (US$11,528) as of December 31, 2021 and 2022, respectively.

As of December 31, 2022, the Group had taxable losses of approximately RMB2,184,513 (US$316,725) primarily deriving from entities in the PRC, Hong Kong and Singapore, which can be carried forward per tax regulation to offset future net profit for income tax purposes. The PRC taxable loss RMB1,850,603 (US$268,312) will expire from 2023 to 2032 and Hong Kong, Singapore and others taxable loss RMB333,910 (US$48,412) can be carried forward without an expiration date.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Unrecognized tax benefits

As of December 31, 2021 and 2022, the Group had unrecognized tax benefits of RMB177,526 and RMB172,557 (US$25,018), of which RMB26,657 and RMB17,745 (US$2,573), respectively, were deducted against the deferred tax assets on tax losses carry forward, and the remaining amounts of RMB150,869 and RMB154,812 (US$22,445), respectively were presented in the other non-current liabilities in the consolidated balance sheets. The Group’s unrecognized tax benefits for the years ended December 31, 2021 and 2022 were primarily related to the tax-deduction of share-based compensation expenses and disposal of long-term investments. It is possible that the amount of unrecognized benefits will change in the next 12 months; however, an estimate of the range of the possible change cannot be made at this moment. As of December 31, 2021, and 2022, there were RMB150,869 and RMB154,812 (US$22,445) of unrecognized tax benefits that if recognized would impact the annual effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefit is as follows:

	2021	2022
	RMB	RMB	US$
Balance at January 1	179,492	177,526	25,739
Additions based on tax positions related to current year	2,040	588	85
Reversal based on tax positions related to prior years	(4,006)	(17,643)	(2,558)
Foreign exchange translation adjustments	—	12,086	1,752
Balance at December 31	177,526	172,557	25,018

The Group recognizes accrued interest related to unrecognized tax benefits in income tax expenses. As of December 31,2021 and 2022, the Group had accrued interest of RMB10,616 and RMB6,856 (US$994) respectively. For the year ended December 31, 2020, 2021 and 2022, the Group reversed RMB9,099, RMB1,449, and RMB3,760 (US$545) in interest, respectively. The Group did not record any penalties related to unrecognized tax benefits.

As of December 31, 2022, the tax years ended December 31, 2017 through 2022 for the Group’s subsidiaries in the PRC and the VIEs are generally subject to examination by the PRC tax authorities. The tax years ended December 31, 2017 through 2022 for the Group’s subsidiary in the Singapore is generally subject to examination by the Singapore tax authorities. The tax years ended December 31, 2016 through 2022 for the Group’s subsidiaries in Hong Kong are generally subject to examination by the Hong Kong tax authorities.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

Entities controlled by a director of the Group

Entities influenced materially by the Group

Entities influenced materially by the Group

Entities influenced materially by the Group

b.
In addition to the transactions detailed elsewhere in these financial statements, the Group had the following material related party transactions for the years ended December 31, 2020, 2021 and 2022:

		For the year ended December 31,
		2020	2021	2022
		RMB	RMB	RMB	US$
Services received from:	(i)
Kingsoft Group		23,897	19,139	15,236	2,209
Tencent Group		51,147	32,594	20,534	2,977
OrionStar Group		10,793	3,756	347	50
Services provided to:	(ii)
Tencent Group		73,462	40,333	12,479	1,809
OrionStar Group		4,207	3,862	2,610	378
Pixiu Group		2,033	9,614	433	63
Live.me Group		27,376	11,718	33,305	4,829
Purchase of products and equipment:
OrionStar Group	(iii)	87,090	40,290	1,130	164
Loans and investments provided to:
OrionStar Group	(iv)	—	100,000	—	—
Pixiu Group	(v)	7,085	—	14,181	2,056
Shenzhen Feipai	(vi)	2,500	—	—	—
Selling business to:
Live.me Group		11,060	—	—	—

(i)
The Group entered into agreements with Kingsoft Group pursuant to which Kingsoft Group provided services including cloud services, promotion, technical support and other services to the Group; The Group entered into agreements with Tencent Group pursuant to which Tencent Group provided promotion and cloud services to the Group; The Group entered into agreements with OrionStar Group pursuant to which OrionStar Group provided technical support services to the Group.
(ii)
The Group entered into agreement with Tencent Group to provide online marketing services to Tencent Group; The Group entered into agreement with Live.me, Pixiu Group and OrionStar Group to provide technical support, multi-cloud management and other services.
(iii)
The Group entered into distribution and several robotics purchase agreements with OrionStar Group, pursuant to which the Group purchased robotics products from OrionStar Group.
(iv)
In 2021, the Group provided a convertible loan of RMB100,000 at an annual simple interest rate of 8% with 2 years maturity term to Beijing OrionStar. The Group does not have right to convert all or part of the principal and accumulated unpaid interest into the Beijing OrionStar’s equity interest until a qualified equity financing occurs or upon maturity. The conversion features were considered as embedded derivatives that do not meet the criteria to be bifurcated and were accounted for together with the loan receivable.
(v)
The Group entered into loan agreements with Pixiu Group including a 3-year capital allocation loan which the original expiration date was January 2022 and the remaining principal balance was revolved to January 2024 in 2021.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

(vi)
The Group entered into convertible loans agreements with Shenzhen Feipai which were fully impaired in 2020. Except for the above-mentioned related parties, the Group also provided investments to several investees with investment agreements.
c.
The balances between the Group and its related parties as of December 31, 2021 and 2022 are listed below:
(1)
Amount due from related parties, net

	As of December 31,
	2021	2022
	RMB	RMB	US$
Live.me Group	7,334	13,129	1,904
Tencent Group	15,995	4,529	657
Pixiu Group	26,625	25,104	3,640
OrionStar Group(i)	137,157	134,548	19,508
Kingsoft Group	8,164	5,019	728
Other related parties (ii)	17,393	20,610	2,987
Total	212,668	202,939	29,424

(i)
As of December 31, 2021 and 2022, the balances of due from OrionStar Group primarily included convertible loan of RMB100,000 and prepayments made for the purchase of robotics products.
(ii)
As of December 31, 2021 and 2022, the amount of due from other related parties included convertible loans of RMB21,000 to a related party, which has been fully impaired as of December 31, 2021 and 2022.

Non-trading indebtedness balances with related parties included convertible and other loans of RMB110,289 and RMB113,012 (US$16,385) as of December 31, 2021 and 2022, respectively. The balance of RMB110,073 and RMB3,840 (US$557) were long-term nature as of December 31, 2021 and 2022, respectively.

The movements in the allowance for credit losses were as follows:

	Year ended December 31,
	2021	2022
	RMB	RMB	USD
Balance as of January 1	46,204	58,786	8,523
Amounts charged to expenses	15,563	7,846	1,138
Amounts written off	(2,917)	—	—
Foreign Exchange effect	(64)	457	66
Total	58,786	67,089	9,727

(2)
Amount due to related parties

	As of December 31,
	2021	2022
	RMB	RMB	US$
OrionStar Group	811	799	116
Tencent Group	24,944	15,132	2,194
Live.me Group	1,431	10	1
Kingsoft Group	6,372	3,969	575
Other related parties	4,202	3,719	540
Total	37,760	23,629	3,426

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

15.
SHARE-BASED COMPENSATION

2014 Restricted Shares Plan

On April 22 and April 24, 2014, the board of directors and the shareholders of the Company approved to adopt a restricted shares plan (the “2014 Restricted Shares Plan”), respectively. Under the 2014 Restricted Shares Plan, the Company is authorized to issue up to 122,545,665 Class A ordinary shares (excluding shares which have lapsed or have been forfeited) pursuant to the grant of restricted shares and restricted share units thereunder. Unless terminated earlier, the 2014 Restricted Shares Plan will terminate automatically in 2024. The share awards granted under 2014 Restricted Shares Plan had vesting terms of no longer than 5 years from the date of grant. Except for service conditions, there were no other vesting conditions for all the awards under 2014 Restricted Shares Plan. The following table summarizes the Company’s option activity under the 2014 Restricted Shares Plan during the years ended December 31, 2020, 2021 and 2022, respectively:

	Number of shares	Weighted Average Exercise Price (US$)	Weighted Average Grant Date Fair Value (US$)	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (US$)
Outstanding at January 1, 2020	6,527,504	0.34	1.50	4.31	150
Exercised	(1,001,674)	0.34	1.91
Modified in June 2020	(5,525,830)	0.34	1.42
Outstanding at December 31, 2020	—
Exercised	—
Outstanding at December 31, 2021 and 2022	—
Vested and expected to vest at December 31, 2021 and 2022	—
Exercisable as at December 31, 2021 and 2022	—

On June 23, 2020, the Company’s compensation committee approved to reduce the exercise price to nil for all vested options granted by the Company under the 2014 Restricted Shares Plan. Accordingly, the awards were considered in-substance restricted shares for all grantees. Such exercise price cancellation was accounted by the Company as a share option modification and required remeasurement at the time of the modification. The total incremental cost as a result of the modification were RMB4,770 in 2020.

The following table summarizes the restricted shares activity pursuant to the 2014 Restricted Shares Plan for the years ended December 31, 2020, 2021 and 2022, respectively:

	Number of shares	Weighted average grant date fair value (US$) after modification
Unvested at January 1, 2020	16,448,965	0.92
Modified in June 2020	5,525,830	1.62
Vested	(12,272,973)	1.32
Forfeited	(6,061,820)	0.77
Unvested at December 31, 2020	3,640,002	0.88
Granted	5,994,400	0.14
Vested	(2,016,463)	0.78
Forfeited	(1,055,299)	1.00
Unvested at December 31, 2021	6,562,640	0.22
Granted	—	—
Vested	(2,160,940)	0.36
Forfeited	(373,150)	0.26
Unvested at December 31, 2022	4,028,550	0.14

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

The fair value of the restricted shares was determined based on the price of the Company’s publicly traded ADSs.

As of December 31, 2022, the total estimated unrecognized share-based compensation expense related to restricted shares awarded amounted to RMB2,257 (US$327), and is expected to be recognized over a weighted-average period of 2.0 years.

The total fair value of vested restricted shares on their respective vesting dates during the years ended December 31, 2020, 2021 and 2022 were RMB18,263, RMB2,696 and RMB933 (US$135), respectively.

2013 Incentive Scheme

On January 2, 2014, the Company adopted an equity incentive scheme (the “2013 Incentive Scheme”). The 2013 Incentive Scheme provides for the grant of ordinary shares, restricted shares, share options and share appreciation rights to the employees, directors or non-employee consultants of the Company. The maximum number of the Company’s ordinary shares which may be issued under the 2013 Incentive Scheme is 64,497,718 (excluding shares which have lapsed or have been forfeited). The 2013 Incentive Scheme is valid and effective for a term of ten years commencing from its adoption. Except for service conditions, there were no other vesting conditions for all the awards under 2013 Incentive Scheme. As of December 31, 2022, all the share awards granted under 2013 Incentive Scheme had vesting terms of no longer than 5 years from the date of grant.

The following table summarizes the Group’s options activity under the 2013 Incentive Scheme during the years ended December 31, 2020, 2021 and 2022, respectively:

	Number of shares	Weighted Average Exercise Price (US$)	Weighted Average Grant Date Fair Value (US$)	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (US$)
Outstanding at January 1, 2020	33,273,025	0.34	1.13	4.01	765
Exercised	(4,852,510)	0.34	1.10
Modified in June 2020	(28,420,515)	0.34	1.13
Outstanding at December 31, 2020	—	—	—	—	—
Exercised	—	—	—	—	—
Outstanding at December 31, 2021 and 2022
Vested and expected to vest at December 31, 2021and 2022	—
Exercisable as at December 31, 2021 and 2022	—

On June 23, 2020, the Company’s compensation committee approved to cancel the exercise price for all vested options previously granted by the Company under the 2013 Incentive Scheme Plan. Such exercise price cancellation was accounted by the Company as a share option modification and required remeasurement at the time of the modification. The total incremental cost as a result of the modification were RMB24,860 in 2020.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

The following table summarizes the restricted shares activity pursuant to the 2013 Incentive Scheme for the years ended December 31, 2020, 2021 and 2022, respectively:

	Number of shares	Weighted average grant date fair value (US$) after modification
Outstanding at January 1, 2020	4,909,057	1.06
Modified in June 2020	28,420,515	1.33
Granted	1,600,000	0.21
Vested	(30,310,465)	1.33
Forfeited	(364,377)	0.90
Unvested at December 31, 2020	4,254,730	0.64
Granted	5,773,520	0.17
Vested	(1,416,898)	0.79
Forfeited	(1,014,882)	0.81
Unvested at December 31, 2021	7,596,470	0.23
Granted	469,490	0.08
Vested	(2,350,790)	0.27
Forfeited	(628,180)	0.50
Unvested at December 31, 2022	5,086,990	0.17

The fair value of the restricted shares was determined based on the price of the Company’s publicly traded ADSs.

As of December 31, 2022, the total estimated unrecognized share-based compensation expense related to restricted shares awarded amounted to RMB2,773 (US$402), and is expected to be recognized over a weighted-average period of 1.9 years.

The total fair value of vested restricted shares on their respective vesting dates for the years ended December 31, 2020, 2021 and 2022 were RMB46,906, RMB2,199 and RMB1,409 (US$204).

2011 Share Award Scheme

On May 26, 2011, the board of directors of the Company approved and adopted the 2011 Share Award Scheme, as amended in September 2013 and November 2016, to recognize the contributions of certain employees and to give incentives thereto in order to retain them for the continued operation and development of the Group. Under the 2011 Share Award Scheme, the board of directors may grant restricted shares to its employees and directors to receive an aggregate of no more than 100,000,000 ordinary shares of the Company (excluding shares which have lapsed or have been forfeited) as at the date of such grant. Unless early terminated by the board of directors of the Company, the 2011 Share Award Scheme is valid and effective for a term of ten years commencing from its adoption and terminated upon its expiration in May 2021. Under the 2011 Share Award Scheme, grantees have no dividend or voting rights until the restricted shares are vested.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

The following table summarizes the restricted shares activity pursuant to the 2011 Share Award Scheme for the years ended December 31, 2020, 2021 and 2022, respectively:

	Number of shares	Weighted average grant date fair value (US$)
Unvested at January 1, 2020	4,066,803	0.69
Granted	596,920	0.21
Vested	(1,170,395)	0.68
Forfeited	(1,549,603)	0.57
Unvested at December 31, 2020	1,943,725	0.64
Granted	1,596,100	0.26
Vested	(1,687,405)	0.36
Forfeited	(1,643,470)	0.59
Unvested at December 31, 2021	208,950	0.39
Granted	—	—
Vested	(121,775)	0.49
Forfeited	—	—
Unvested at December 31, 2022	87,175	0.26

The fair value of the restricted shares was determined based on the price of the Company’s publicly traded ADSs.

As of December 31, 2022, the total estimated unrecognized share-based compensation expense related to restricted shares awarded amounted to RMB38 (US$5), and is expected to be recognized over a weighted-average period of 0.9 years.

The total fair value of vested restricted shares on their respective vesting dates for the years ended December 31, 2020, 2021 and 2022 were RMB1,697, RMB2,154 and RMB39 (US$6), respectively.

Share-based Awards of subsidiaries

Subsidiaries of the Group also have equity incentive plans granting share-based awards.

The grant date fair value of each share-based award is estimated on the date of grant using the binomial tree option pricing model with the following assumptions used for years presented:

	Year ended December 31, 2020	Year ended December 31, 2021	Year ended December 31, 2022
Fair value of ordinary share (US$)	0.09	4.34~4.87	—
Risk-free interest rates	0.66%	0.07%	—
Expected volatility range	59.2%	52.02%	—
Expected dividend yield	0.82%	—	—
Fair value per option granted (US$)	0.02	2.44~2.56	—

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

The following table summarizes the share-based compensation expenses of subsidiaries’ share-based awards recognized by the Group:

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Cost of revenues	728	858	469	68
Research and development	20,376	7,400	(675)	(98)
Selling and marketing	996	342	209	30
General and administrative	11,879	361	2,225	323
Total	33,979	8,961	2,228	323

As of December 31, 2022, there was RMB2,057 (US$298) unrecognized share-based compensation expenses related to incentive plans, which is expected to be recognized over a vesting period of 1.1 years.

Total share-based compensation expenses recorded by the Group are as follows:

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Cost of revenues	1,044	1,027	686	99
Research and development	29,091	5,996	1,580	229
Selling and marketing	(1,087)	1,339	1,899	275
General and administrative	51,934	(1,212)	3,698	536
Total	80,982	7,150	7,863	1,139

16.
COMMITMENT AND CONTINGENCIES

Commitment for cloud services

Future minimum payments under non-cancelable agreements for cloud services consist of the following as of December 31, 2022.

	Total	Less than 1 Year	1-3 Years	More than 3 Years
Purchase obligations	29,313	29,313	—	—

Capital commitment

As of December 31, 2022, commitments for the purchase of fixed assets are immaterial.

Litigation and investigation

The Staff of the Division of Enforcement of the SEC conducted an investigation relating to the Group’s disclosures for fiscal year 2015 regarding its relationship with one of its advertising business partners. The SEC investigation also relates to Rule 10b5-1 trading plans entered into by certain current and former officers and directors of the Group and sales of the Group’s ADS under those plans in 2015 and 2016. On September 21, 2022, the Group’s Chairman of the Board and Chief Executive Officer, Mr. Sheng Fu, reached a resolution with the SEC, the Group were not a party to the settlement. The SEC investigation is now closed, the Group has been informed that SEC had concluded its investigation with respect to the Group and did not intend to recommend an enforcement action.

Except for the investigation mentioned above, the Group is involved in several proceedings as of December 31, 2022 which are either immaterial, or the Group does not believe that a reasonable possibility of loss has been incurred as the proceedings are in the early stages, and/or there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

different jurisdictions. As a result, there is considerable uncertainty regarding the timing or ultimate resolution of such matters, which includes eventual loss, fine, penalty or business impact, if any, and therefore, an estimate for the reasonably possible loss or a range of reasonably possible losses cannot be made. However, the Group believes that such matters, individually and in the aggregate, when finally resolved, are reasonably likely not to have a material adverse effect on the Group’s consolidated results of operations, financial position and cash flows.

17.
SHAREHOLDERS’ EQUITY

Ordinary shares

Immediately following the IPO, the Memorandum and Articles of Association were amended and restated such that the authorized share capital of the Company was reclassified and redesignated into 10,000,000,000 shares comprising of (i) 7,600,000,000 Class A ordinary shares; (ii) 1,400,000,000 Class B ordinary shares; and (iii) 1,000,000,000 reserved shares at par value of US$0.000025 per share. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each share of Class A ordinary shares is entitled to one vote per share and is not convertible into Class B ordinary shares under any circumstances. Each share of Class B ordinary shares is entitled to ten votes per share and is convertible into one Class A ordinary share at any time by the holder thereof. Upon any transfer of Class B ordinary shares by the holder thereof to any person or entity that is not an affiliate of such holder, such Class B ordinary shares would be automatically converted into an equal number of Class A ordinary shares. There were nil Class B ordinary shares transferred to Class A ordinary shares in the years ended December 31, 2021 and 2022.

As of December 31, 2021, there were 487,234,522 and 945,496,827 Class A and Class B ordinary shares outstanding. As of December 31, 2022, there were 479,458,004 and 970,015,685 Class A and Class B ordinary shares outstanding. The vested restricted shares but have not physically been issued are considered outstanding as each period end and included in the calculation of basic (loss) earning per share.

Retained earnings/(Accumulated losses)

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

	As of December 31,
	2021	2022
	RMB	RMB	US$
PRC statutory reserve funds	57,616	60,847	8,822
Unreserved retained earnings /(losses)	447,469	(70,271)	(10,188)
Total retained earnings (accumulated losses)	505,085	(9,424)	(1,366)

Under PRC laws and regulations, there are restrictions on the Company’s subsidiaries in the PRC and VIEs with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Such restriction amounted to RMB1,401,137 (US$203,146) as of December 31, 2022.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

Accumulated other comprehensive income

The components of accumulated other comprehensive income were as follows:

	Foreign currency translation adjustment	Unrealized gains on available- for sale Securities	Total
	RMB	RMB	RMB
Balance at January 1, 2020	330,610	7,163	337,773
Other comprehensive loss before reclassification	(167,476)	(7,251)	(174,727)
Other comprehensive income attribute to noncontrolling interests	294	—	294
Balance at December 31, 2020	163,428	(88)	163,340
Other comprehensive loss before reclassification	(75,536)	—	(75,536)
Other comprehensive income attribute to noncontrolling interests	458	—	458
Balance at December 31, 2021	88,350	(88)	88,262
Other comprehensive loss before reclassification	263,371	—	263,371
Other comprehensive income attribute to noncontrolling interests	2,315	—	2,315
Balance at December 31, 2022	354,036	(88)	353,948
Balance at December 31, 2022, in US$	51,330	(12)	51,318

There was nil tax expense or benefit recognized related to the changes of each component of accumulated other comprehensive income for the years ended December 31, 2020, 2021 and 2022.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

18.
EARNINGS (LOSS) PER SHARE

Basic and diluted earnings(loss) per share for each of the years presented are calculated as follows, the effect of share options and restricted share units were excluded from the computation of diluted net loss per share for the years ended December 31, 2021 and 2022, as its effect would be anti-dilutive:

	Year ended December 31,
	2020	2021	2022
	Ordinary shares	Ordinary shares	Class A Ordinary shares	Class A Ordinary shares	Class B Ordinary shares	Class B Ordinary shares
	RMB	RMB	RMB	US$	RMB	US$
Earnings (loss) per share—basic
Numerator:
Net income (loss) attributable to Cheetah Mobile Inc.	416,732	(351,126)	(170,473)	(24,716)	(343,002)	(49,731)
Dilution effect arising from dividends declared on share awards of consolidated subsidiaries	(10,669)	(2,009)	(2,893)	(419)	(5,822)	(844)
Net income (loss) attributable to Cheetah Mobile Inc. after accretion of redeemable noncontrolling interests and dilution effect arising from share-based awards issued by subsidiaries	406,063	(353,135)	(173,366)	(25,135)	(348,824)	(50,575)
Denominator:
Weighted average number of ordinary shares outstanding	1,402,509,386	1,430,052,602	479,301,343	479,301,343	964,380,962	964,380,962
Earnings(Loss) per share—basic	0.2895	(0.2469)	(0.3617)	(0.0524)	(0.3617)	(0.0524)
Earnings(Loss) per share—diluted
Numerator:
Net income (loss) attributable to Cheetah Mobile Inc. after accretion of redeemable noncontrolling interests and dilution effect arising from share-based awards issued by subsidiaries	406,063	(353,135)	(173,366)	(25,135)	(348,824)	(50,575)
Dilution effect arising from share-based awards issued by subsidiaries	—	—	(97)	(14)	(194)	(28)
Reallocation of net income as a result of conversion of Class B into Class A ordinary shares	—	—	(349,018)	(50,603)	—	—
Net income (loss) attributable to ordinary shareholders	406,063	(353,135)	(522,481)	(75,752)	(349,018)	(50,603)
Denominator:
Weighted average ordinary shares outstanding	1,402,509,386	1,430,052,602	479,301,343	479,301,343	964,380,962	964,380,962
Dilutive effect of Share-based awards	18,558,520	—	—	—	—	—
Conversion of Class B into Class A ordinary shares	—	—	964,380,962	964,380,962	—	—
Denominator used for earnings (loss) per share	1,421,067,906	1,430,052,602	1,443,682,305	1,443,682,305	964,380,962	964,380,962
Earnings (Loss) per share—diluted	0.2857	(0.2469)	(0.3619)	(0.0525)	(0.3619)	(0.0525)
Earnings(Loss) per ADS:
Denominator used for earnings (loss) per ADS—basic	28,050,188	28,601,052	28,873,646	28,873,646
Denominator used for earnings (loss) per ADS—diluted	28,421,358	28,601,052	28,873,646	28,873,646
Earnings (Loss) per ADS—basic	14.4763	(12.3469)	(18.0854)	(2.6221)
Earnings (Loss) per ADS—diluted	14.2872	(12.3469)	(18.0954)	(2.6236)

Effective September 2, 2022, the Company effected a change of the ratio of the ADS to its Class A ordinary shares from one ADS representing ten Class A ordinary share to one ADS representing fifty Class A ordinary shares. The change in the ratio of the ADS to the Company’s Class A ordinary shares had no impact on its underlying Class A ordinary shares, and no Class A ordinary shares were issued or cancelled in connection with the change in the ratio of the ADS to its Class A ordinary shares. The number of ADSs as the denominator used for earnings(loss) per ADS and earnings(loss) per ADS amount have been retroactively adjusted to reflect the changes in ratio for all periods presented.

19.
EMPLOYEE BENEFIT

Full time employees of the Group participate in government mandated defined contribution plan, pursuant to which certain welfare benefits are provided to employees. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were approximately RMB93,658, RMB56,490 and RMB54,510 (US$7,903) for the years ended December 31, 2020, 2021 and 2022, respectively.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

20.
FAIR VALUE MEASUREMENT

ASC 820-10, Fair Value Measurements and Disclosures: Overall (“ASC 820-10”), establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace

Level 3 - Unobservable inputs which are supported by little or no market activity

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

Assets and liabilities measured or disclosed at fair value on a recurring basis

In accordance with ASC 820-10, the Group measures equity investments with readily determinable fair value, equity investment accounted for using fair value option and available-for-sale debt securities at fair value on a recurring basis. The equity investments with readily determinable fair value and short-term available-for-sale debt securities are classified within Level 1 as the fair value is measured using quoted market data, or Level 2 as the fair value is measured by using indirectly inputs observable in the marketplace. The equity investment accounted for using fair value option and long-term available-for-sale debt securities are classified within Level 3 in the fair value hierarchy.

Assets and liabilities measured on a recurring basis or disclosed at fair value are summarized below:

	Total Fair Value	Total Fair Value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total gains (losses)
	RMB	US$	RMB	RMB	RMB	RMB
Fair value measurement—Recurring:
As of December 31, 2022
Short-term investment
Wealth management products	86,386	12,525		86,386		386
Long-term Investment
Available-for-sale debt securities	42,371	6,143			42,371	(8,270)
Equity investments accounted for using fair value option	370,162	53,668			370,162	(25,601)
As of December 31, 2021
Short-term investment
Wealth management products	262,169	41,140		262,169		1,441
Long-term Investment
Available-for-sale debt securities	46,339	7,272			46,339
Equity investments accounted for using fair value option	362,235	56,843			362,235	6,537

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Reconciliations of assets categorized within Level 3 under the fair value hierarchy are as follow:

Amounts
RMB
Balance as of January 1, 2020	388,581
Addition	—
Fair value change	857
Foreign exchange translation adjustments	(25,140)
Balance as of December 31, 2020	364,298
Addition	46,339
Fair value change	6,537
Foreign exchange translation adjustments	(8,600)
Balance as of December 31, 2021	408,574
Addition	—
Fair value change	(33,871)
Foreign exchange translation adjustments	37,830
Balance as of December 31, 2022	412,533
Balance as of December 31, 2022 in US$	59,811

(i)
There were no transfers of fair value measurements into or out of Level 3 for the years ended December 31, 2020, 2021 and 2022.

Significant unobservable inputs used in the recurring fair value measurement for available-for-sale debt securities and equity investments accounted for using fair value option (level 3) are presented below:

	Fair value	Valuation technique	Unobservable inputs	Range
Available-for-sale debt securities	42,371	Market approach	• Volatility	66.2%
Equity investments accounted for using fair value option	370,162	Discount cash flow method	• Weighted average cost of capital (“WACC”)	17.0%
			• Compound Annual Growth Rate (“CAGR”)	16.8%
			• EBIT Margin	4.7%~17.7%
			• Volatility	73.8%

Significant increases (decreases) in the assumption of CAGR and EBIT margin in isolation would have resulted in a significantly higher (lower) fair value measurement. Significant increases (decreases) in the assumption of volatility and WACC in isolation would have resulted in a significantly lower (higher) fair value measurement.

Assets and liabilities measured or disclosed at fair value on a non-recurring basis

The Group measures certain financial assets as equity investments accounted for using equity method at fair value on a nonrecurring basis only if an impairment loss were to be recognized. The Group measures equity securities accounted for using measurement alternative on a non-recurring basis only if there are observable price changes in orderly transactions for identical or similar investments of the same issuer, or an impairment loss were to be recognized. The Group also measures the remaining interests upon deconsolidation of certain businesses at fair value on a non-recurring basis. The Group’s non-financial assets, such as intangible assets and property and equipment, would be measured at fair value only if they were determined to be impaired.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

The following table summarizes the Company’s assets held as of December 31, 2021 and 2022 for which a non-recurring fair value measurement was recorded during the years ended December 31, 2021 and 2022:

	Total Balance	Total Balance	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total (losses) gains
	RMB	US$	RMB	RMB	RMB	RMB
Fair value measurement—Non-Recurring:
As of December 31, 2022
Equity investments accounted for using the measurement alternative	646,577	93,745			646,577	(262,278)
As of December 31, 2021
Equity investments accounted for using the measurement alternative	738,292	115,854			738,292	(284,736)

For equity securities accounted for under the measurement alternative, when there are observable price changes in orderly transactions for identical or similar investments of the same issuer, the investments are re-measured to fair value (Note 4). The non-recurring fair value measurements to the carrying amount of an investment usually requires management to estimate a price adjustment for the different rights and obligations between a similar instrument of the same issuer with an observable price change in an orderly transaction and the investment held by the Group. These non-recurring fair value measurements were measured as of the observable transaction dates. The valuation methodologies involved require management to use the observable transaction price at the transaction date and other unobservable inputs (level 3) such as volatility of comparable companies and probability of exit events as it relates to liquidation and redemption preferences. When there is impairment of equity securities accounted for under the measurement alternative, the non-recurring fair value measurements are measured at the date of impairment. The Company uses valuation methodologies, the market approach and income approach, which requires management to use unobservable inputs (level 3). As of December 31, 2022, the carrying value of these impaired investment measured at level 3 inputs were written down from RMB824,602 to fair value of RMB576,927 (US$83,647). In 2021, the Group sold part of equity interest of an investment previously accounted for using the measurement alternative and the remaining equity interest held was reclassified and accounted for as available-for-sale debt securities since the Group has a put option to require the equity investee to redeem the Group’s equity interest at the Group’s option. The Group remeasured the fair value of the investment upon the reclassification with a remeasurement loss of RMB42,883 recorded in “Other expense” in the consolidated comprehensive (loss) income for the year ended December 31, 2021. The significant unobservable inputs used in the fair value measurement and the corresponding impacts to the fair values are presented below:

	Fair value	Valuation technique	Unobservable inputs	Range
Equity investments accounted for using measurement alternative	646,577	Back-Solve method	• Volatility	37.0%~64.1%
		Market Approach	• Volatility	50.3%~50.9%
		Discount cash flow method	• WACC	17.4%
			• CAGR	32.9%
			• EBIT Margin	-25.4%~27.7%
			• Volatility	53.3%

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

21.
SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date of issuance of the consolidated financial statements and does not identify any events with material financial impact on the Company’s consolidated financial statements.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

22.
CONDENSED FINANCIAL INFORMATION OF THE COMPANY

Balance Sheets

	As of December 31,
	2021	2022
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	20,401	130,746	18,956
Short-term investments	—	—	—
Prepayments and other current assets, net	147,396	111,986	16,236
Due from subsidiaries and related parties, net	3,124,311	2,345,588	340,078
Total current assets	3,292,108	2,588,320	375,270
Non-current assets
Long-term investments	446,969	477,366	69,212
Investment in subsidiaries	897,699	474,435	68,788
Other non-current assets	2,881	—	—
Total non-current assets	1,347,549	951,801	138,000
Total assets	4,639,657	3,540,121	513,270
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued expenses and other current liabilities	19,110	10,595	1,536
Due to subsidiaries and related parties	1,159,795	301,582	43,725
Income tax payable	11,997	13,105	1,900
Total current liabilities	1,190,902	325,282	47,161
Deferred tax liabilities	40,908	40,897	5,930
Other non-current liabilities	128,721	140,611	20,387
Total non-current liabilities	169,629	181,508	26,317
Total liabilities	1,360,531	506,790	73,478
Shareholders’ equity
Class A ordinary shares (par value of US$0.000025 per share; 7,600,000,000 shares authorized; 487,234,522 and 480,604,900 shares issued as of December 31, 2021 and 2022, respectively; 487,234,522 and 479,458,004 shares outstanding as of December 31, 2021 and 2022, respectively)	79	80	12
Class B ordinary shares (par value of US$0.000025 per share; 1,400,000,000 shares authorized; 957,465,244 and 970,015,685 shares issued as of December 31, 2021 and 2022, respectively; 945,496,827 and 970,015,685 shares outstanding as of December 31, 2021 and 2022, respectively)	156	156	22
Additional paid-in capital	2,685,544	2,688,571	389,806
Retained earnings/(Accumulated losses)	505,085	(9,424)	(1,366)
Accumulated other comprehensive income	88,262	353,948	51,318
Total shareholders’ equity	3,279,126	3,033,331	439,792
Total liabilities and shareholders’ equity	4,639,657	3,540,121	513,270

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Statements of Comprehensive income (loss)

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Revenues	—	—	—	—
Cost of revenues	—	—	—	—
Gross profit	—	—	—	—
Operating expenses
Research and development	(482)	(3)	—	—
General and administrative	(45,159)	(21,978)	(23,615)	(3,424)
Total operating expenses	(45,641)	(21,981)	(23,615)	(3,424)
Equity in loss of subsidiaries	(168,217)	(352,616)	(471,710)	(68,391)
Interest income (expense), net	2,325	(9)	3,211	466
Foreign exchange (losses) gains, net	(315)	71	280	41
Other income (expense), net	711,629	35,537	(25,441)	(3,689)
Income (loss) before income taxes	499,781	(338,998)	(517,275)	(74,997)
Income tax (expenses) benefits	(83,049)	(12,128)	3,800	551
Net income (loss)	416,732	(351,126)	(513,475)	(74,446)
Other comprehensive (loss) income, net of tax of nil
Unrealized losses on available-for-sale securities, net	(7,250)	—	(8,269)	(1,199)
Foreign currency translation adjustments	(167,183)	(75,078)	273,955	39,720
Other comprehensive (loss) income	(174,433)	(75,078)	265,686	38,521
Total comprehensive income (loss)	242,299	(426,204)	(247,789)	(35,925)

Statements of Cash Flows

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Net cash (used in) provided by operating activities	(2,186)	666	(26,054)	(3,777)
Net cash provided by (used in) investing activities	1,345,523	(864,999)	137,160	19,886
Net cash (used in) provided by financing activities	(1,453,285)	891,960	—	—
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(121,395)	(25,469)	(761)	(110)
Net (decrease) increase in cash and cash equivalents and restricted cash	(231,343)	2,158	110,345	15,999
Cash and cash equivalents and restricted cash at beginning of the year	249,586	18,243	20,401	2,958
Cash and cash equivalents and restricted cash at end of the year	18,243	20,401	130,746	18,957

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

The Staff of the Division of Enforcement of the SEC conducted an investigation relating to the Company’s disclosures for fiscal year 2015 regarding its relationship with one of its advertising business partners. The SEC investigation also relates to Rule 10b5-1 trading plans entered into by certain current and former officers and directors of the Company and sales of the Company’s ADS under those plans in 2015 and 2016. On September 21, 2022, the Company’s Chairman of the Board and Chief Executive Officer, Mr. Sheng Fu, reached a resolution with the SEC, the Company were not a party to the settlement. The SEC investigation is now closed, the Company has been informed that SEC had concluded its investigation with respect to the Company and did not intend to recommend an enforcement action.

Besides of the investigation mentioned above, there are no pending legal proceedings and litigations that would have a material adverse impact on the Company's financial positions, results of operations or cash flows as of December 31, 2022.