Form 20-F
period 2023-12-31
Cheetah Mobile Inc.
filed 2024-04-18
CIK 1597835

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023.

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

NONE

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 487,212,501 Class A ordinary shares and 1,006,956,885 Class B ordinary shares, par value US$0.000025 per share, as of December 31, 2023.

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
•
“China” or the “PRC” refers to the People’s Republic of China;
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
•
“Hong Kong Listing Rules” refers to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited;
•
“Overseas revenues” or “revenues from overseas markets” refers to revenues generated by our operating legal entities incorporated outside mainland China or generated by our operating legal entities incorporated in mainland China but are attributable to customers located outside mainland China. Such revenues are primarily attributable to customers located outside mainland China, based on our customers’ registered addresses; and
•
“Variable interest entities” or “VIEs” refers to those entities incorporated in PRC consolidated in our financial statements and over which our subsidiaries exercise effective control through a series of contractual arrangements.

Due to rounding, numbers presented throughout this annual report may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

We present our financial results in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this annual report is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB7.0999 to US$1.00, the exchange rate on December 29, 2023 set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any RMB or U.S. dollar amount could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all.

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
•
expectations regarding demand for, and market acceptance of, our products and services;
•
expectations regarding our relationships with customers, suppliers, third-party service providers, strategic partners and other stakeholders;
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

Item 3. Key Information

Our Holding Company Structure and Contractual Arrangements with the Consolidated Variable Interest Entities

Cheetah Mobile Inc. is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in its consolidated variable interest entities. We conduct our operations in China through (i) our PRC subsidiaries and (ii) the consolidated variable interest entities and their subsidiaries, including but not limited to Beijing Mobile, Beijing Network and Beijing Conew.

PRC laws and regulations restrict and impose conditions on foreign investment in the internet industry, including the mobile internet industry. Accordingly, we operate part of our business in China through the consolidated variable interest entities. We exercise effective control over the consolidated variable interest entities through a series of contractual arrangements among (a) our company, (b) certain of our PRC subsidiaries, including but not limited to, Beijing Kingsoft Internet Security Software Co., Ltd., or Beijing Security, and Conew Network Technology (Beijing) Co., Ltd., or Conew Network, (c) the consolidated variable interest entities, and (d) the shareholders of the consolidated variable interest entities. External revenues contributed by the consolidated variable interest entities accounted for 33.1%, 31.8% and 42.9% of our total revenues for the years of 2021, 2022 and 2023, respectively. As used in this annual report, “we,” “us,” “our company,” or “our” refers to Cheetah Mobile Inc., its subsidiaries and, in the context of describing our operations and consolidated financial information, the consolidated variable interest entities and their subsidiaries in China, including but not limited to Beijing Mobile, Beijing Network and Beijing Conew. References to the consolidated variable interest entities may include their subsidiaries, depending on the context as appropriate.

The following diagram summarizes our corporate structure and identifies our significant subsidiaries and VIEs as of the date of this annual report.

Cheetah Mobile Inc. (Cayman Islands)
100%
Hongkong Cheetah Mobile Technology Limited (Hong Kong)
100%
Cheetah Information Technology Company Limited (Hong Kong)
100%
Cheetah Technology Corporation Limited (Hong Kong)(4)
100%
Cheepop Inc. (Cayman)
75%
Cheetah Mobile Seal Inc. (Cayman)
100%
Cheetah Mobile Singapore Pte. Ltd. (Singapore)
100%
Multicloud Limited (Hong Kong)(4)
100%
Cheetah Mobile Calls Hong Kong Limited (Hong Kong)(4)
Conew.com Corporation (British Virgin Islands)
51.1%
Japan Kingsoft Inc. (Japan)
100%
Hongkong Zoom Interactive Network Marketing Technology Limited (Hong Kong)
Outside PRC
Inside PRC
100%
Beijing Kingsoft Cheetah Technology Corporation Limited
Zhuhai Juntian Electronic Technology Co., Ltd.
Conew Network Technology (Beijing) Co.,Ltd.
Zhuhai Baobaohong Technology Co., Ltd.
92.22%
Zhuhai Baohaowan Technology Co., Ltd.
8.30%
Beijing Cheetah Mobile Technology Co., Ltd.(2)
Beijing Kingsoft Internet Security Software Co., Ltd.
Zhuhai Baoqu Technology Co., Ltd.
63.80%
Jingdezhen Jibao Information Service Co., Ltd.
Beijing Orion Star Technology Co., Ltd.
1.85% (5)
Equity Control
Contractual Arrangements
Beijing Cheetah Network Technology Co., Ltd.(1)
Beijing Conew Technology Development Co., Ltd.(3)

Notes:

(1)
We consolidate Beijing Network through contractual arrangements among our company, Conew Network, Beijing Network, Mr. Kun Wang, and Mr. Wei Liu. Mr. Kun Wang and Mr. Wei Liu each own 50% equity interests in Beijing Network. Mr. Kun Wang is a former employee of our company, and Mr. Wei Liu is an affiliate of Kingsoft Corporation, one of our principal shareholders.
(2)
We consolidate Beijing Mobile through contractual arrangements among our company, Beijing Security, Beijing Mobile, Mr. Sheng Fu, and Ms. Weiqin Qiu. Mr. Sheng Fu and Ms. Weiqin Qiu own 35% and 65% equity interests in Beijing Mobile, respectively. Mr. Sheng Fu is our chief executive officer and chairman of the board of directors, and Ms. Weiqin Qiu is an affiliate of Kingsoft Corporation.
(3)
We consolidate Beijing Conew through contractual arrangements among our company, Conew Network, Beijing Conew, Mr. Sheng Fu, and Mr. Kun Wang. Mr. Sheng Fu and Mr. Kun Wang own 62.73% and 37.27% equity interests in Beijing Conew, respectively. Mr. Sheng Fu is our chief executive officer and chairman of the board of directors, and Mr. Kun Wang is a former employee of our company.
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
(5)
Conew Network, through Gongqingcheng Orion Industrial Investment Center (Limited Partnership) ("The Fund"), indirectly holds 1.85% equity interest of Beijing OrionStar. Conew Network is one of the limited partners of the Fund and currently owns 49.5% interest in the Fund.

Holders of our Class A ordinary shares or the ADSs hold equity interest in Cheetah Mobile Inc., our Cayman Islands holding company, and do not have direct or indirect equity interests in the VIEs and their subsidiaries. A series of contractual agreements, including business operation agreements, shareholder voting proxy agreements, equity pledge agreements, exclusive technology development, support and consultancy agreements, loan agreements and exclusive option agreements, have been entered into by and among our company, our subsidiaries, the consolidated variable interest entities and their respective shareholders. Terms contained in each set of contractual arrangements with the consolidated variable interest entities and their respective shareholders are substantially similar. As a result of the contractual arrangements, we have effective control over and are considered the primary beneficiary of these companies, and we have consolidated the financial results of these companies in our consolidated financial statements. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

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

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures") and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, Domestic Enterprises (as defined in the Trial Measures) that seek to offer and list securities overseas, directly or indirectly, should fulfill the filing procedure and report relevant information to the CSRC. In addition, according to the Trial Measures, any future issuance or offering after our listing may also be subject to filing or report procedures of the CSRC and we are also required to report certain material matters to the CSRC after our listing. Any failure to perform such filing or rеporting procedures would subject us to administrative penalties by the CSRC which could harm our reputation and may adversely affect our results of operations or financial condition.

Furthermore, on February 24, 2023, the CSRC released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (the “Confidentiality Provisions"), which also came into effect on March 31, 2023. Pursuant to the Confidentiality Provisions, any future inspection or investigation conducted by overseas securities regulators or the relevant competent authorities on our PRC domestic companies with respect to our overseas issuance and offering shall be carried out in a manner that is in compliance with PRC laws and regulations.

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

On December 15, 2022, the PCAOB determined that it was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong in 2022 and vacated the 2021 Determinations accordingly. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA for the fiscal year ended December 31, 2023 after we file our annual report on Form 20-F for such fiscal year. Accordingly, until such time as the PCAOB issues any new determination, we believe that we are at no risk of having our securities subject to a trading prohibition under the HFCAA.

However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, the PCAOB will make determinations under the HFCAA as and when appropriate then such lack of inspection could cause our securities to be delisted from the stock exchange. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The ADSs may be prohibited from trading in the United States under the HFCAA if the PCAOB is unable to inspect or fully investigate our auditor. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and consolidated variable interest entities in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and consolidated variable interest entities have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company and the consolidated variable interest entities in China, including, among others, Internet Content Provider Licenses, or ICP Licenses, for the provision of internet information services, a license for value-added telecommunications services with the specification of online data processing and transaction processing business, or EDI license, Business License of Value-Added Telecommunications Services, or SP license, and Computer Information System Security Products Sales License for our mobile and PC security applications, the Network Culture Business License for network culture business, and got Algorithm Filing for in-country deep synthesis services (service technology supporter). Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. Any lack of, or failure to keep, requisite licenses, permits, filings or approvals to our business operations, may harm our business. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may be adversely affected by the complexity of, and uncertainties and changes in, PRC regulation on mobile and PC internet businesses and companies.”

Furthermore, in connection with our issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, the domestic companies that have already been listed overseas on or before the effective date of the Overseas Listing Trial Measures shall be deemed as the existing issuers (“Existing Issuers”). Existing Issuers are not required to complete the filling procedures immediately, but they should file with the CSRC when subsequent corporate actions such as refinancing are involved. From our perspective, we shall be deemed as an Existing Issuer based on the foregoing.

As of the date of this annual report, we are not involved in aforementioned refinancing, our PRC subsidiaries and the consolidated variable interest entities, (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) have not received any formal notice from any cybersecurity regulator that we should apply for a cybersecurity review, and (iii) have not received or were denied such requisite permissions by any PRC authority.

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

Under PRC laws and regulations, our PRC subsidiaries and consolidated variable interest entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the consolidated variable interest entities in which we have no legal ownership, totaling RMB200.6 million, RMB201.7 million and RMB200.6 million (US$28.3 million) as of December 31, 2021, 2022 and 2023, respectively. For details, see “Item 3. Key Information—Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from loans to our PRC entities or to make additional capital contributions to our PRC subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business.”

For the years ended December 31, 2021, 2022 and 2023, certain of our PRC subsidiaries have declared dividends to our Hong Kong subsidiaries for an aggregate amount of RMB9.5 million, nil and RMB10.2 million (US$1.4 million) ; the dividend payments are subject to withholding tax. We have made tax provisions based on the corresponding tax rate. If our PRC subsidiaries further declare and distribute profits earned after January 1, 2008 in the future, the dividend payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company. For the potential distributable profits to be distributed to our qualified Hong Kong incorporated subsidiary, the deferred tax liabilities are accrued at a 5% withholding tax rate. Cheetah Mobile Inc. transfers cash to its wholly-owned Hong Kong and Singapore subsidiaries, by making capital contributions or providing loans, and the Hong Kong or Singapore subsidiaries transfer cash to the subsidiaries in China by making capital contributions, providing loans or by making payment for inter-group transactions. Because Cheetah Mobile Inc. and its subsidiaries have contractual arrangements with the VIEs instead of equity ownership, they are not able to make direct capital contribution to the VIEs and their subsidiaries. However, they may transfer cash to the VIEs by loans or by making payment to the VIEs for inter-group transactions.

For the years ended December 31, 2021, 2022 and 2023, Cheetah Mobile Inc. through its intermediate holding companies provided capital contribution and loans with principal amount of RMB74.2 million, RMB92.3 million and RMB109.9 million (US$15.5 million), respectively, to its subsidiaries in China, and the subsidiaries repaid prior years loans amount to nil, nil and RMB397.7 million(US$56.0 million) for the years ended December 31, 2021, 2022 and 2023. For the years ended December 31, 2021, 2022 and 2023, our PRC subsidiaries provide technical support, marketing and operating services to our overseas subsidiaries, total amounts paid for such services by our overseas subsidiaries to our PRC subsidiaries were RMB3.3 million, RMB9.5 million and RMB35.0 million (US$4.9 million). For the years ended December 31, 2021, 2022 and 2023, our overseas subsidiaries provide promotion service to our PRC subsidiaries, total amount paid for such services by our PRC subsidiaries to our overseas subsidiaries were nil, nil and RMB13.9 million (US$2.0 million). In 2020, our PRC subsidiaries transferred some game assets to one of our Hong Kong subsidiary, the total consideration of such transfer was US$15.5 million which was fully paid in 2021.

For the years ended December 31, 2021, 2022 and 2023, our consolidated VIEs received debt financing of RMB91.1 million, RMB128.4 million and RMB33.6 million (US$4.7 million) from Cayman and subsidiaries, respectively, and the VIEs repaid the principal amount of RMB121.0 million, RMB139.9 million and RMB16.3 million (US$2.3 million), respectively to the related subsidiaries. In 2023, our subsidiaries received debt financing of RMB 87.0 million (US$ 12.3 million) from our certain consolidated VIEs, and RMB47.0 million (US$6.6 million) was repaid during 2023.

The VIEs may transfer cash to the relevant subsidiaries by paying service fees related to technical support, backoffice support, marketing and sales agency services. For the years ended December 31, 2021, 2022 and 2023, the total amount of service fees that VIEs paid to the relevant subsidiaries related to such services was RMB155.3 million, RMB154.7 million and RMB363.0 million (US$51.1 million), respectively. The VIEs also provide cloud and promotion services to our subsidiaries, the total amount received from the relevant subsidiaries related to such services was RMB33.3 million, RMB57.6 million and RMB75.8 million (US$10.7 million), respectively for the years ended December 31, 2021, 2022 and 2023.

For the years ended December 31, 2021, 2022 and 2023, no material assets other than the above cash transactions were transferred between our subsidiaries and the consolidated variable interest entities.

Cheetah Mobile Inc. declared and paid cash dividends on its ordinary shares of approximately US$200.0 million in 2020. We currently don’t have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares, see “Item 10. Additional Information—E. Taxation.”

Financial Information Related to The Consolidated Variable Interest Entities

The following table presents the condensed consolidating schedule of financial information of Cheetah Mobile Inc., its wholly foreign-owned entities, or WFOEs, its other subsidiaries, and its consolidated variable interest entities and other entities as of the dates presented.

Selected Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) Data

	For the Year Ended December 31, 2023
	Cheetah Mobile Inc.	WFOEs	Other Subsidiaries	VIEs and Their Subsidiaries	Eliminations	Consolidated Total
	(RMB, in thousands)
Revenues	—	56,465	576,693	348,433	(312,088)	669,503
Service fee revenue from VIEs and their subsidiaries	—	23,172	180,306	—	(203,478)	—
Service fee expenses charged by WFOEs and their subsidiaries	—	—	—	(203,478)	203,478	—
Share of (loss) income from WFOEs and other subsidiaries	(228,413)	—	—	—	228,413	—
Share of (loss) income from VIEs and their subsidiaries	(65,504)	(61,482)	—	—	126,986	—
Net loss	(602,898)	(106,062)	(84,599)	(64,999)	264,689	(593,869)

	For the Year Ended December 31, 2022
	Cheetah Mobile Inc.	WFOEs	Other Subsidiaries	VIEs and Their Subsidiaries	Eliminations	Consolidated Total
	(RMB, in thousands)
Revenues	—	80,522	834,233	344,288	(374,977)	884,066
Service fee revenue from VIEs and their subsidiaries	—	24,180	191,165	—	(215,345)	—
Service fee expenses charged by WFOEs and their subsidiaries	—	—	—	(215,345)	215,345	—
Share of (loss) income from WFOEs and other subsidiaries	(475,119)	—	—	—	475,119	—
Share of income (loss) from VIEs and their subsidiaries	3,409	3,820	—	—	(7,229)	—
Net (loss) income	(513,475)	(99,032)	(387,372)	3,792	475,396	(520,691)

	For the Year Ended December 31, 2021
	Cheetah Mobile Inc.	WFOEs	Other Subsidiaries	VIEs and Their Subsidiaries	Eliminations	Consolidated Total
	(RMB, in thousands)
Revenues	—	206,763	742,225	320,942	(485,314)	784,616
Service fee revenue from VIEs and their subsidiaries	—	—	162,500	—	(162,500)	—
Service fee expenses charged by WFOEs and their subsidiaries	—	—	—	(162,500)	162,500	—
Share of (loss) income from WFOEs and other subsidiaries	(343,670)	—	—	—	343,670	—
Share of (loss) income from VIEs and their subsidiaries	(8,946)	(8,895)	—	—	17,841	—
Net (loss) income	(351,126)	(55,729)	(283,692)	(8,489)	345,832	(353,204)

Selected Condensed Consolidated Balance Sheets Data

	As of December 31, 2023
	Cheetah Mobile Inc.	WFOEs	Other Subsidiaries	VIEs and Their Subsidiaries	Eliminations	Consolidated Total
	(RMB, in thousands)
Cash and cash equivalents	202,028	29,008	1,612,444	176,711	—	2,020,191
Short-term investments	—	—	1,023	—	—	1,023
Due from related parties, net	—	4,175	60,797	6,533	—	71,505
Others	2,715	9,130	1,303,499	58,847	—	1,374,191
Total current assets	204,743	42,313	2,977,763	242,091	—	3,466,910
Investments in subsidiaries	251,747	—	—	—	(251,747)	—
Contractual interests in VIEs and their subsidiaries	2,232	—	—	—	(2,232)	—
Others	152,355	101,155	1,638,905	273,859	—	2,166,274
Total non-current assets	406,334	101,155	1,638,905	273,859	(253,979)	2,166,274
Amount due from Cheetah Mobile Inc.	—	187	523,349	—	(523,536)	—
Amount due from WFOEs	2,036	—	693,332	86,754	(782,122)	—
Amount due from other subsidiaries	2,602,611	826,259	—	801,296	(4,230,166)	—
Amount due from VIEs and their subsidiaries	—	342,086	774,265	—	(1,116,351)	—
Amount due from Group companies	2,604,647	1,168,532	1,990,946	888,050	(6,652,175)	—
Total assets	3,215,724	1,312,000	6,607,614	1,404,000	(6,906,154)	5,633,184
Due to related parties	—	240	76,073	7,834	—	84,147
Others	27,052	47,816	2,329,229	239,901	—	2,643,998
Total current liabilities	27,052	48,056	2,405,302	247,735	—	2,728,145
Total non-current liabilities	151,272	6,803	83,571	2,837	—	244,483
Amount due to Cheetah Mobile Inc.	—	1,916	2,544,735	—	(2,546,651)	—
Amount due to WFOEs	312	—	800,118	302,086	(1,102,516)	—
Amount due to other subsidiaries	581,217	719,740	—	845,132	(2,146,089)	—
Amount due to VIEs and their subsidiaries	—	126,753	730,166	—	(856,919)	—
Amount due to Group companies	581,529	848,409	4,075,019	1,147,218	(6,652,175)	—
Total liabilities	759,853	903,268	6,563,892	1,397,790	(6,652,175)	2,972,628

Selected Condensed Consolidated Balance Sheets Data (Continued)

	As of December 31, 2022
	Cheetah Mobile Inc.	WFOEs	Other Subsidiaries	VIEs and Their Subsidiaries	Eliminations	Consolidated Total
	(RMB, in thousands)
Cash and cash equivalents	130,746	20,588	1,142,733	221,732	—	1,515,799
Restricted cash	—	—	696	—	—	696
Short-term investments	—	—	93,147	63,035	—	156,182
Due from related parties, net	—	9,897	163,496	25,706	—	199,099
Others	111,986	5,308	1,092,211	42,414	—	1,251,919
Total current assets	242,732	35,793	2,492,283	352,887	—	3,123,695
Investments in subsidiaries	397,930	—	—	—	(397,930)	—
Contractual interests in VIEs and their subsidiaries	76,505	85,861	—	—	(162,366)	—
Due from related parties, net	—	—	3,840	—	—	3,840
Others	477,366	31,888	1,139,611	363,019	—	2,011,884
Total non-current assets	951,801	117,749	1,143,451	363,019	(560,296)	2,015,724
Amount due from Cheetah Mobile Inc.	—	187	485,280	4,876	(490,343)	—
Amount due from WFOEs	1,910	—	573,293	82,583	(657,786)	—
Amount due from other subsidiaries	2,343,678	886,105	—	649,670	(3,879,453)	—
Amount due from VIEs and their subsidiaries	—	340,807	770,390	—	(1,111,197)	—
Amount due from Group companies	2,345,588	1,227,099	1,828,963	737,129	(6,138,779)	—
Total assets	3,540,121	1,380,641	5,464,697	1,453,035	(6,699,075)	5,139,419
Due to related parties	—	404	8,945	14,280	—	23,629
Others	23,700	41,819	1,476,813	212,566	—	1,754,898
Total current liabilities	23,700	42,223	1,485,758	226,846	—	1,778,527
Total non-current liabilities	181,508	19,656	52,603	2,339	—	256,106
Amount due to Cheetah Mobile Inc.	—	1,648	2,532,691	—	(2,534,339)	—
Amount due to WFOEs	449	—	875,256	299,888	(1,175,593)	—
Amount due to other subsidiaries	296,256	584,148	—	843,260	(1,723,664)	—
Amount due to VIEs and their subsidiaries	4,877	123,503	576,803	—	(705,183)	—
Amount due to Group companies	301,582	709,299	3,984,750	1,143,148	(6,138,779)	—
Total liabilities	506,790	771,178	5,523,111	1,372,333	(6,138,779)	2,034,633

Selected Condensed Consolidated Cash Flows Data

	For the Year Ended December 31, 2023
	Cheetah Mobile Inc.	WFOEs	Other Subsidiaries	VIEs and Their Subsidiaries	Eliminations	Consolidated Total
	(RMB, in thousands)
Net cash (used in)/provided by operating activities	(12,315)	(11,949)	606,501	(31,775)	—	550,462
Net cash provided by/(used in) investing activities	82,830	7,946	(432,969)	8,765	284,367	(49,061)
Net cash (used in)/provided by financing activities	(2,503)	12,423	289,892	(22,223)	(284,367)	(6,778)

	For the Year Ended December 31, 2022
	Cheetah Mobile Inc.	WFOEs	Other Subsidiaries	VIEs and Their Subsidiaries	Eliminations	Consolidated Total
	(RMB, in thousands)
Net cash (used in)/provided by operating activities	(26,054)	(27,339)	(525,259)	154,403	—	(424,249)
Net cash provided by/(used in) investing activities	137,160	3,080	(23,696)	(98,598)	171,106	189,052
Net cash provided by/(used in) financing activities	—	36,912	867	128,461	(171,106)	(4,866)

	For the Year Ended December 31, 2021
	Cheetah Mobile Inc.	WFOEs	Other Subsidiaries	VIEs and Their Subsidiaries	Eliminations	Consolidated Total
	(RMB, in thousands)
Net cash provided by/(used in) operating activities	666	(52,219)	(69,715)	209,357	14,722	102,811
Net cash (used in)/provided by investing activities	(864,999)	(17,177)	268,983	(255,027)	1,089,056	220,836
Net cash provided by/(used in) financing activities	891,960	18,510	92,575	91,093	(1,103,778)	(9,640)

A.
Reserved
B.
Capitalization and Indebtedness

Not applicable.

C.
Reasons for the Offer and Use of Proceeds

Not applicable.

D.
Risk Factors

Summary of Risk Factors

An investment in our ADSs or ordinary shares involves significant risks. The following list summarizes some, but not all, of these risks. All the operational risks associated with being based in and having operations in mainland China as discussed in relevant risk factors under “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry” also apply to operations in Hong Kong. With respect to the legal risks associated with being based in and having operations in mainland China as discussed in relevant risk factors under “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China,” the laws, regulations and the discretion of mainland China governmental authorities discussed in this annual report are expected to apply to mainland China entities and businesses, rather than entities or businesses in Hong Kong which operate under a different set of laws from mainland China. These risks are discussed more fully in this Item 3. Key Information—D. Risk Factors.

Risks Relating to Our Business and Industry

•
Our products users decreased in the past years and may continue to decrease in the future, which would materially and adversely affect our business, financial condition and results of operations.

•
If our products and services, including our service robots, our AI-powered business solutions, our advertising agency services and multi-cloud management services, fail to offer a good experience and meet customer expectations, our business, results of operations and reputation would be materially and adversely affected.
•
If our expansion into new businesses is not successful, our results of operations and growth prospects may be materially and adversely affected.
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
•
We may be adversely affected by the complexity of, and uncertainties and changes in, PRC regulation of internet and artificial intelligence businesses and companies.
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
•
we do not maintain our brand image, or our reputation is damaged; or
•
any other unexpected events or changes disrupt our operations in China or elsewhere.

We have experienced a decline in users and monthly active users of certain of our products and services in recent years. A number of factors may have contributed to this decline, including increased competition, changes in consumer preferences and spending, and challenges in maintaining user engagement over time. If these unfavorable trends continue or worsen, they could have a material adverse impact on our results of operations and financial condition. Lower user and active user metrics can directly translate to decreased revenues and profits. They may also indicate deeper challenges in continuing to attract new users or maintain our relevance in the marketplace amid shifting consumer demands. However, there can be no guarantee that our efforts to reverse the declines in users and active users will succeed. If declines persist despite our initiatives, our results of operations, financial performance and growth prospects could be materially and adversely impacted. Furthermore, if any major distribution channel changes their standard terms and conditions in a manner that is detrimental to us, or terminate their existing relationship with us, our business, financial condition and results of operations may be materially and adversely affected.

We received in the past and may continue to receive, complaints from users regarding our mobile applications primarily regarding privacy settings and certain third-party website promotion activities on our mobile applications. While we did not incur any material costs to address the complaints, we may need to incur substantial expenditures in the future. If we are unable to address user complaints timely or at all, our reputation may be harmed, and our user base may continue to decline. Our efforts to avoid or address any of these events could require us to incur substantial expenditures to modify or adapt our products, services or infrastructure. If we fail to retain our user base, or if our users decrease their engagement with our products, our business, financial condition and results of operations would be materially and adversely affected.

If our products and services, including our service robots, our AI-powered business solutions, our advertising agency services and multi-cloud management services, fail to offer a good experience and meet customer expectations, our business, results of operations and reputation would be materially and adversely affected.

A key part of our business strategy depends on our ability to provide high-quality products and services, including our service robots, AI-powered business solutions, advertising agency services and multi-cloud management services. Any actual or perceived reduction in the quality or performance of our offerings could damage our reputation and result in customer dissatisfaction. Our products and services may contain undetected errors, defects or vulnerabilities, especially when first introduced or when new models or versions are released. If our products do not perform in line with customer expectations, it could negatively impact our brand affinity and customer loyalty. We may also experience quality control issues as we scale our operations, expand our product and service offerings, and integrate new technologies. If we are unable to provide consistent and high-quality customer service, respond quickly to technical issues, or satisfy customer demands in a timely manner, we may lose customers and damage our brand image and reputation. Failure to maintain high-quality customer service and technical support could materially and adversely affect our results of operations and prospects. Additionally, any negative publicity related to our products and services, regardless of its accuracy, could further damage our business, brand image and reputation. Social media amplification of any actual or perceived issues with our offerings could rapidly and significantly harm our business and financial performance. If we are unable to continue offering high-quality, innovative and differentiated products and services that meet or exceed customer expectations, our competitive position, results of operations and financial condition could be materially and adversely impacted.

If our expansion into new businesses is not successful, our results of operations and growth prospects may be materially and adversely affected

As part of our strategic evolution, we are expanding our offerings to increasingly serve the needs of corporate customers with the application of cutting-edge technologies. This expansion includes the introduction and development of, among others, service robots and AI-powered business solutions. This strategic pivot is aimed at diversifying our revenue streams and capturing new market opportunities within the corporate sector.

While we believe this expansion aligns with long-term market trends and positions us to capitalize on the growing demand for corporate digital transformation solutions, it involves inherent risks and uncertainties. The successful execution of this strategy is contingent upon several factors, including but not limited to our ability to:

•
develop or acquire new technologies and services that are competitive and meet the needs of corporate customers;
•
scale our infrastructure and capabilities to support the delivery of these new services;
•
navigate the complex and evolving regulatory environment that governs corporate data management and privacy;
•
attract, retain, and effectively integrate new talent specialized in these emerging areas; and
•
establish and maintain strong relationships with corporate customers, including through effective sales and marketing strategies.

The expansion into new businesses requires substantial investment in research and development, marketing, and personnel. These investments are subject to the risk that they will not result in the successful development and commercialization of viable products and services, or that they will not be recovered through profitable operations.

If we are unable to successfully execute our expansion strategy or if our new business initiatives do not gain the market acceptance we anticipate, our results of operations and growth prospects could be materially and adversely affected. An unsuccessful expansion could result in significant unrecovered investments and may divert resources and focus from our traditional business operations. Furthermore, failure to achieve expected returns on our investments in new business segments could negatively impact our financial condition and operating results.

Our expansion into service robots and AI-powered business solutions represents a significant transformation in our business model. While we believe these attempts will create new development opportunities for our future success, our ability to achieve the pre-determined strategic objectives is subject to inherent risks. If our expansion fails to deliver the operating results we anticipate, our business, results of operations, and financial position could be materially and adversely affected.

Because a limited number of customers contribute to a significant portion of our revenues, our revenues and results of operations could be materially and adversely affected if we were to lose a significant customer or a significant portion of its business.

Currently, a limited number of customers contribute a significant portion of our revenues. Our customers primarily comprise mobile advertising networks and partners, e-commerce companies, mobile application developers and mobile game developers, as well as individual customers, to which we refer traffic, sell advertisements, provide network security and technical services. In 2021, 2022 and 2023, our five largest customers in aggregate contributed approximately 35.6%, 46.3% and 29.2% of our revenues, respectively. We expect that a limited number of our customers will continue to contribute a significant portion of our revenues in the near future. If we lose any of these customers, or if revenues generated from a significant customer are substantially reduced due to, for example, increased competition, a significant change in the customer’s business policy or operation, suspected breach or violation to the underlying contract or policy, any deterioration in customer relationship, or significant delays in payments for our services, our business, financial condition and results of operations may be materially and adversely affected.

We are subject to risks and uncertainties faced by companies in a rapidly evolving industry.

We operate in the rapidly evolving internet and artificial intelligence industry, which makes it difficult to predict our future results of operations. Accordingly, our future prospects are subject to the risks and uncertainties experienced by companies in the evolving industry. Some of these risks and uncertainties relate to our ability to, among others:

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
•
conduct effective and efficient sales and marketing to support our business expansion, particularly our development and promotion of new product and service offerings;
•
maintain our relationships with important suppliers, such as bandwidth suppliers and material suppliers, on favorable terms;
•
respond to evolving user preferences and industry changes;
•
respond to competitive market conditions;
•
upgrade our technology to support traffic, product and service offerings;
•
maintain effective control of our costs and expenses;
•
respond to changes in the regulatory environment and manage legal risks, including those associated with intellectual property rights;
•
enhance our capabilities to operate and compete in a global market in the face of increasing geopolitical tensions and anti-multilateralism; and
•
execute our strategic investments and acquisitions and post-acquisition integrations effectively.

If we fail to address any of the above risks and uncertainties, our business may be materially and adversely affected. Meanwhile, in the dynamic landscape of today’s market, venturing into new business or strengthening our existing business lines, such as service robots and AI-powered business solutions, presents us with a complex array of risks and uncertainties that are integral to competing in rapidly evolving industries. The necessity for continuous research and development to sustain a competitive edge, coupled with the financial strain of capital investments, may significantly impact our profitability and operational capacity. Expanding into new geographic markets brings additional challenges, including navigating complex regulatory environments, cultural nuances, and political instability, which could hinder our expansion efforts. Ethical and societal considerations surround AI and service robots add layers of operational challenges. These factors collectively pose substantial risks and uncertainties for our business operations, revenue growth, and financial condition, as we continue to compete with other market players as regards our existing business while expanding our business to cover additional evolving industries.

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

We face intense competition in our businesses. In the internet business, we compete with other mobile application and PC software developers, including those developers that offer products purported to perform similar functions as Duba Anti-virus and Clean Master, such as 360 Security Technology Inc., or 360, in China’s internet security and anti-virus market. In the AI and others business, we compete with other companies offering similar product and service offerings as service robot, multi-cloud management business, overseas advertising business and AI-empowered solutions globally. In addition, we compete with all major internet companies for user attention and advertising spend.

As we expand or enhance our business presence across evolving technology landscapes, we face increased competition associated with different technology domains. Since November 30, 2023, we have consolidated the financial results of Beijing OrionStar, a company focusing on the research and development of AI, into our consolidated financial statements. Meanwhile, we have also been stepping up efforts to strengthen our business related to large models and artificial intelligence generated content ("AIGC"). However, many of these sectors on which we focus are undergoing rapid evolution and attracting intense competition. For example, in robotics, hardware capabilities are progressing quickly, allowing more players to enter the market with advanced automation solutions. On the AIGC front, generative AI techniques are developing at a tremendous pace thanks to recent breakthroughs in large language models. These swift technological advancements have drawn major attention and investment from technology giants at home and abroad. As consumer demand for smart robotics and AIGC solutions grows, additional well-funded competitors are likely to emerge. While we have solid expertise and capabilities, the ongoing evolution of these sectors may bring significant competitive threats from new and existing players aiming to capitalize on the next wave of innovation.

In addition, some of our competitors have longer operating histories and significantly greater financial, technological and marketing resources than we do and, in turn, have an advantage in attracting and retaining users and customers. If we are not able to effectively compete in any aspect of our business or if our reputation is harmed by negative publicity relating to us, our products and services or our key management, it could make us less attractive to customers, and our business, financial condition and results of operations may be materially and adversely affected.

We have certain operations in international markets. If we fail to meet the challenges presented by our overseas operations, our business, financial conditions and results of operations may be adversely affected.

Our business has continued to experience some challenges in the international markets and continue exposing to a number of risks, including:

•
challenges in formulating effective marketing strategies targeting users and customers from various jurisdictions and cultures, who have a diverse range of preferences and demands;
•
challenges in identifying appropriate local business partners and establishing and maintaining good working relationships with them.
•
local competition;
•
challenges in meeting local user, advertiser and customer demands as well as their marketing practices and conventions;
•
differences in user, advertiser and customer reception and perception of our products and services internationally;
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

We currently rely on third-party mobile application distribution channels such as iOS App Store and similar Android distribution channels to distribute most of our mobile applications to users. We expect a substantial number of downloads of our mobile applications will continue to be derived from these distribution channels. As such, the promotion, distribution and operation of our applications are subject to such distribution channels’ standard terms and policies for application developers, which are subject to the interpretation of, and frequent changes by, these distribution channels. If iOS App Store or any other major distribution channel changes their standard terms and conditions in a manner that is detrimental to us, or terminate their existing relationship with us, our business, financial condition and results of operations may be materially and adversely affected. For example, on February 20, 2020, our company’s Google Play Store, Google AdMob and Google AdManager accounts were disabled by Google, which adversely affected our ability to attract new users and generate revenue from Google. Decisions like this made by third-party mobile application distribution channels may significantly limit the exposure of our products and harm our reputation, which could materially and adverse affect our results of operations, financial performance and growth prospects.

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

We use open source software in some of our applications. In addition, we regularly contribute source code to open source software projects and release internal software projects under open source licenses, and anticipate doing so in the future. The terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to sell or distribute our applications. Additionally, we may from time to time face threats or claims from third parties claiming ownership of, or demanding release of, the alleged open source software or derivative works we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These threats or claims could result in litigation and could require us to make our source code freely available, purchase a costly license or cease offering the implicated applications unless and until we can re-engineer them to avoid infringement. Such a re-engineering process could require significant additional research and development resources, and we may not be able to complete it successfully. In addition to risks related to license requirements, our use of certain open source software may lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software. Additionally, because any software source code we contribute to open source projects is publicly available, our ability to protect our intellectual property rights with respect to such software source code may be limited or lost entirely, and we are unable to prevent our competitors or others from using such contributed software source code. Any of these risks could be difficult to eliminate or manage and, if not addressed, could adversely affect our business, financial condition and results of operations.

We have limited experience commercializing our service robots at a large scale and may not be able to do so efficiently or effectively.

Our company has limited experience in scaling the commercialization of our service robots, and there is a risk that we may not achieve this expansion efficiently or effectively. A critical component of our strategic plan for our service robot line is to expand our sales, marketing, training, customer support, and maintenance services. This expansion includes recruiting staff who possess the requisite expertise. However, managing and sustaining this growth is both costly and complex. If we are unable to utilize our organization effectively, it could hinder our ability to increase sales, as well as impede the introduction and acceptance of our service robots into new markets.

Furthermore, decisions made in an effort to manage costs, particularly those related to staffing in sales, marketing, and customer support, could inadvertently harm our revenue streams. Missteps in these areas might undermine the strength of our sales and marketing initiatives, diminish our service and maintenance capabilities, or degrade the quality of customer service we provide. Each of these potential outcomes could adversely affect our company's market penetration and growth prospects.

We are substantially reliant on our relationships with suppliers and service providers for the parts and components in our robots, as well as for the manufacture of our service robots. If any of these suppliers or service partners choose to not do business with us, then we would have significant difficulty in procuring and producing our service robots and our business prospects would be significantly harmed.

Our service robots contain hundreds of components which are assembled by third-party manufacturing partners. Collaboration with third parties for the manufacturing of service robots is subject to risks with respect to operations that are beyond our control. Global supply chain problems directly impact our ability to obtain these components cost-effectively. We could experience delays to the extent our current or future partners do not continue doing business with us, meet agreed upon timelines, experience capacity constraints or otherwise are unable to deliver components or manufacture service robots as expected. Failure to secure supplier agreements for components that may face availability constraints due to supply chain disruptions can result in higher prices for those components, which in turn increases the cost of manufacturing service robots and result in an adverse financial impact on our delivery economics.

As a company in the early stages of expanding our service robot offerings, there is uncertainty around future market demand and production requirements. If adoption of our robots accelerates rapidly, we may need to ramp up manufacturing substantially to fulfill increased orders. However, scaling production could pose challenges given our reliance on third-party suppliers and manufacturers. We cannot guarantee that our existing network of suppliers and service providers will have the capacity to expand their operations and output at the pace or to the extent needed to meet our evolving production needs. Supplier capacity limitations could result in delays in fulfilling robot orders and launching new models, potentially inhibiting our growth. Additionally, rapidly increasing production could strain quality control and supply chain logistics. If our partners are unable to keep pace with our production expansion or fail to maintain quality standards during such growth, it could damage customer trust and satisfaction in our service robot offerings.

There is a risk of potential disputes with partners, and we could be affected by adverse publicity related to our partners whether or not such publicity is related to their collaboration with us. Our ability to successfully build a premium brand could also be adversely affected by perceptions about the quality of our partner manufacturers’ robots or other robots manufactured by the same partner. In addition, although we intend to be involved in material decisions in the supply chain and manufacturing process, given that we also rely on our partners to meet our quality standards, there can be no assurance that we will be able to maintain high quality standards.

We may in the future enter into strategic alliances, including joint ventures or minority equity investments, with various third parties to further our business purpose. These alliances could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the third party, and increased expenses in establishing new strategic alliances, any of which may materially and adversely affect our business.

Our operating results could be materially harmed if we are unable to accurately forecast customer demand for our products and services or manage our inventory.

To ensure adequate inventory supply for our products, we procure products and components based on demand and production forecasts. The ability to accurately forecast demand for our products and services could be affected by many factors, including changes in customer demand for our products and services, and unanticipated changes in general market and economic conditions. In addition, as we continue to introduce new products and services, we may also face challenges managing the production plan of our existing products, which may in turn affect the inventory management for our existing products. If we fail to accurately forecast customer demand, we may experience excess inventory levels or a shortage of products available for sale. Inventory levels in excess of customer demand may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which may cause our gross margin to suffer and could impair the strength of our brand. In 2021, 2022, and 2023, our impairment of inventory were RMB7.6 million, nil and RMB2.6 million (US$0.4 million), respectively. On the other hand, in the case we experience shortage of products, we may be unable to meet the demand for our products, and our business and operating results could be adversely affected.

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

We have made significant capital investment in strategic investments, acquisitions and partnerships to complement our organic business expansion. We have also made a number of investments in securities and minority investments in companies with strategic value for us. These investments and acquisitions require a significant amount of capital, which decreases the amount of cash available for working capital or capital expenditures. In 2021, 2022 and 2023, we have paid for investments and acquisitions in an aggregate amount of RMB9.5 million, RMB69.6 million and RMB292.4 million (US$41.2 million), respectively. If these investments and acquired business do not perform as we have expected, become less valuable to our business due to a change in our overall business strategy, or if the industry, regulatory or economic environments deteriorate, they could result in significant impairment of investments and goodwill. In 2021, 2022 and 2023, our impairment of investments were RMB395.0 million, RMB262.5 million and RMB578.3 million (US$81.5 million), respectively, primarily due to some non-cash write-downs of certain investment assets, as we considered the fair value of such investment assets less than carrying value. These write-downs were the result of lower-than-expected performance and financial position of the investment assets. In addition, potential acquisitions of businesses and assets may increase our capital and expenses in integrating new businesses and personnel into our own, require significant management attention and result in a diversion of resources away from our existing business, which in turn could have an adverse effect on our business operations. Further, potential acquisitions could result in increased leverage, potentially dilutive issuances of equity securities and exposure to potential unknown liabilities of the acquired business. The costs of identifying and consummating acquisitions may also be significant. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from relevant government authorities for the acquisitions and comply with applicable laws and regulations, which could result in increased costs and delays.

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

If we are determined to be an investment company under the Investment Company Act of 1940, applicable restrictions could have a material adverse effect on our business and the price of our ADRs and Class A ordinary shares.

We do not believe we are subject to regulation under the Investment Company Act of 1940, as amended (the “40 Act”). We are a China-based IT company providing comprehensive products and services on PCs and mobile devices globally. We generate revenues primarily by providing utility-related business, including advertising services and premium membership services worldwide. At the same time, we actively engages in the independent research and development of its AI technologies, including LLM technologies. We provides advertising services to advertisers worldwide, multi-cloud management platform to companies globally, as well as AI-powered business solutions and service robots to our customer. In connection therewith, our company and certain of our subsidiaries hold interests in securities, including, among other things, minority interests in operating companies and investment funds. Following our analysis under the 40 Act and relevant guidance, we believe each of our company and our subsidiaries either does not meet the definition of “investment company” under the 40 Act because it holds less than 40% of its assets (exclusive of government securities and cash items) in the form of securities or is exempt from registration under Rule 3a-1 or Rule 3a-3 under the 40 Act. We intend to continue to conduct our operations so that we will not be deemed an investment company.

If, at any time, we become or are determined by the SEC to be an investment company, we would become subject to regulation under the 40 Act. In these circumstances, after giving effect to any applicable grace periods, we may be required to register as an investment company, which could result in significant registration and compliance costs, could require changes to our corporate governance structure and financial reporting and could restrict our activities going forward. In addition, if we were to become subject to the 40 Act, any violation of the 40 Act could subject us to material adverse consequences, including potentially significant regulatory penalties and the possibility that certain of our contracts would be deemed unenforceable.

If we fail to effectively resume our growth or implement our business strategies, our business and operating results could be harmed.

Our business experienced revenue decrease since 2019. Total revenue increased from RMB784.6 million in 2021 to RMB884.1 million in 2022 and decreased to RMB669.5 million (US$94.3 million) in 2023. Our business continues to face some challenges, and we may not be able to maintain our growth momentum in the future. In addition, resuming our growth requires significant expenditures and allocation of valuable management time and resources. To execute our business plan and strategy, we need to continuously improve our operational and financial systems, procedures and controls, and expand, train, manage and maintain good relations with our employee base. Further, we must expand and continue to engage or maintain our relationships with a growing number of users, customers and business partners. Resumed growth could also strain our ability to maintain reliable service for our users, customers and business partners. We operate in a dynamic and rapidly evolving market and investors should not rely on our past results as an indication of our future operating performance. Any failure to effectively manage our growth or implement our business strategies may materially and adversely affect our business and results of operations.

Our results of operations are subject to seasonal fluctuations due to a number of factors, any of which could adversely affect our business and operating results.

We are subject to seasonality and other fluctuations in our business. Revenues from our internet business are affected by seasonality in advertising spending in both China and the overseas markets. In 2023, revenues from our Internet business accounted for 67.2% of our total revenues. We believe that such seasonality in advertising spending affects our quarterly results, resulting in growth in our revenues from internet business between the third and the fourth quarters but a decline from the fourth quarter to the next quarter. Thus, our operating results for one or more future quarters or years may fluctuate substantially or fall below the expectations of securities analysts and investors. In such event, the trading price of the ADSs may fluctuate significantly.

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

The internet industry, including the mobile internet industry and artificial intelligence industry, is highly regulated in China. The VIEs are required to obtain and maintain applicable licenses and approvals from different regulatory authorities in order to provide their current services. Under the current PRC regulatory scheme, a number of regulatory agencies, including but not limited to the State Administration of Press, Publication, Radio, Film and Television, or SARFT, which has been reformed and become National Radio and

Television Administration, or NRTA, the Ministry of Culture, or MOC, which were consolidated with the National Tourism Administration and has been reformed and become the Ministry of Culture and Tourism, or MCT, Ministry of Industry and Information Technology, or MIIT, the State Council Information Office, or SCIO, the Cyberspace Administration of China, or CAC, and the State Administration for Market Regulation, or SAMR, jointly regulate all major aspects of the internet industry, including mobile and PC internet businesses. Operators must obtain various government approvals and licenses for relevant internet or mobile business.

We have obtained Internet Content Provider Licenses, or ICP Licenses, for the provision of internet information services, a license for value-added telecommunications services with the specification of online data processing and transaction processing business, or EDI license, Business License of Value-Added Telecommunications Services, or SP license, Computer Information System Security Products Sales License for our mobile and PC security applications, the Network Culture Business License for network culture business, and Algorithm Filing for in-country deep synthesis services (service technology supporter). These licenses and filing are essential to the operation of our business and are generally subject to regular government review or renewal. However, we cannot assure you that we can successfully renew these licenses or filing in a timely manner or that these licenses and filing are sufficient to conduct all of our present or future business.

Also, according to the current relevant regulations of AIGC, large language models shall be got Algorithm Filing and Large Language Model Filing. As of the date of this annual report, our large language model, “OrionStar”, has already been got Algorithm Filing for in-country deep synthesis services (service technology supporter), and the large language model filing materials has been submitted, which is expected be completed soon. However, the AI industry in which we operate is highly regulated. Other than large language models, mobile applications based on large language models shall also be required to get Algorithm Filing and pass security assessment, and requirements of different application markets varies. Therefore, we cannot assure that we can successfully renew current licenses, filings or assessments required for our business in a timely manner or that these licenses, filings or assessments are sufficient to conduct all of current or future business. If we fail to obtain, renew or maintain any of the requisite licenses or approvals or make necessary and appropriate filings in any of the jurisdictions where we have business operations, we may be subject to various penalties, including fines, discontinuation or restriction of our business operations.

Considerable uncertainties also exist regarding the interpretation and implementation of existing and future laws and regulations governing our current business activities and new industries or businesses we may expand into. We cannot assure you that we will not be found in violation of any future laws and regulations or any of the laws and regulations currently in effect due to changes in the relevant authorities’ implementation or interpretation of these laws and regulations. If we fail to complete, obtain or maintain any of the required licenses or approvals or make the necessary filings, or otherwise fail to comply with the laws and regulations, we may be subject to various penalties, such as confiscation of revenues that were generated through the unlicensed internet or mobile activities, the imposition of fines and the discontinuation or restriction of our operations. Any such penalties may disrupt our business operations and materially and adversely affect our business, financial condition and results of operations.

Pursuant to NDRC Order 11, any sensitive outbound investment project carried out by overseas enterprise controlled by a PRC natural person shall be subject to a verification and approval procedure, and any non-sensitive outbound investment project, with the total investment amount from any Chinese investor via overseas enterprise under its control exceeding US$300 million, shall be reported to NDRC before the implementation of the project. On February 12, 2017, Kingsoft Corporation have entered into a voting proxy agreement with Mr. Sheng Fu, which became effective on October 1, 2017. According to such agreement, Kingsoft Corporation have delegated to Mr. Sheng Fu its approximately 37.8% voting power of our company. Mr. Sheng Fu has approximately 47.6% voting power of our company so far. As we and our overseas subsidiaries may be considered as companies under control of Mr. Sheng Fu pursuant to NDRC Order 11, verification and approval procedure or reporting may be required when we or our subsidiaries make investments outside China. While we endeavor to comply with NDRC Order 11 and other regulations regarding outbound investment, we cannot assure you that our existing or future subsidiaries will maintain all applicable outbound investment procedures in a timely manner, and any non-compliance on their part may cause potential liabilities to us and disrupt our operations. See “Item 4. Information on the Company—B. Business Overview—Regulations— Regulations on Outbound Investment” for further details.

Our business collects and processes a large amount of data, including business and personal data, and any improper collection, hosting, use or disclosure of data could harm our reputation and have a material adverse effect on our business and prospects.

Our business generates and processes a large volume of business data and personal data.

In terms of business data, if the customers’ business data is leaked, especially core data, we may violate laws and regulations such as the Civil Code, which may result in bearing liability for breach of contract or tort. Another significant challenge to our business data is the secure storage of confidential information and its secure transmission over public networks. Therefore, we need to comply with the provisions of the Data Security Law, the Measures for the Security Assessment of Cross-border Data Transfer, the Cybersecurity Review Measures and other applicable regulations. Maintaining complete security for the storage and transmission of confidential information on our platform is essential to maintaining our operating efficiency as well as complying with the applicable laws and standards. Any failure or perceived failure to comply with all applicable data privacy and protection laws and regulations or to take prompt rectification actions as required by the enforcement authorities, or any failure or perceived failure of our business partners to do so, or any failure or perceived failure of our employees to comply with our internal control measures, especially the data- related measures, may result in negative publicity and legal proceedings or regulatory actions against us, and could damage our reputation, discourage current and potential users and customers from using our products or services and subject us to fines, damages and rectification, which could have a material adverse effect on our business and results of operations.

In terms of personal data, we have enacted privacy policies concerning the collection, use and disclosure of personal data. We face risks inherent to handling and protecting a large quantity of data and disclosure of personal data, especially we face a number of challenges relating to data security and privacy.

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

Our mobile applications, websites and products collect certain user personal information that is necessary to provide the corresponding services. We have privacy policies in place that defines the scope and necessity of the personal information we collect, which have been, and will continue to be updated from time to time to meet the latest regulatory requirements. Nonetheless, many specific requirements for collecting, or processing personal information, including requirements of the Personal Information Protection Law, remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulations.”

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

Since 2021, the PRC government authorities have increasingly focused on the protection of personal information and are improving the legislative system on information and data security continuously. For example, the SCNPC promulgated the Data Security Law on June 10, 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure on July 30, 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments) on November 14, 2021, the CAC promulgated the

Provisions on Regulating and Facilitating Cross-border Data Flow (Draft for Comments) on September 28, 2023, and the CAC promulgated the Measures for the Security Assessment of Cross-border Data Transfer, or the Security Assessment Measures on July 7, 2022. For more details of the relevant regulations, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Information Security.”

As of the date of this annual report, we have not been informed as a critical information infrastructure operator or a cross-border data transfer by any government authorities, and there are still uncertainties in the interpretation and enforcement of the PRC laws. We cannot assure you that relevant regulatory authorities will take the same view as ours. In the event if the regulatory authorities deem certain of our activities as a cross-border data transfer, a critical information infrastructure operator, etc., we will be subject to the relevant requirements.

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

On February 24, 2023, the CSRC released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (the “Confidentiality Provisions"), which came into effect on March 31, 2023. Pursuant to the Confidentiality Provisions, any future inspection or investigation conducted by overseas securities regulators or the relevant competent authorities on our PRC domestic companies with respect to our overseas issuance and offering shall be carried out in a manner that is in compliance with PRC laws and regulations.

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

We adopted a share award scheme in May 2011, as amended in September 2013 and November 2016, a 2013 equity incentive plan in January 2014, a 2014 restricted shares plan in April 2014, a 2023 share incentive plan in April 2023, or the 2023 Plan, and several equity incentive plan of our subsidiaries, pursuant to which we are authorized to grant options, restricted shares and other awards to our directors, officers, other employees and consultants, as each plan may provide. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Awards.” In 2021, 2022 and 2023, we recorded RMB7.2 million, RMB7.9 million and RMB33.6 million (US$4.7 million), respectively, of share-based compensation expenses. The amount of these expenses is based on the fair value of the share-based incentive awards we granted, and the recognition of unrecognized share-based compensation expenses will depend on the forfeiture rate of our unvested share-based awards. Expenses associated with share-based compensation have affected our net income and may reduce our net income in the future, and any additional securities issued pursuant to share-based incentive awards will dilute the ownership interests of our shareholders, including holders of the ADSs. We believe the granting of share-based incentive awards is of significant importance to our ability to attract and retain key personnel, employees and consultants, and we will continue to grant share-based incentive awards in the future. As a result, our share-based compensation expenses may increase, which may have an adverse effect on our results of operations.

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

In connection with the preparation and external audit of our consolidated financial statements as of and for the year ended December 31, 2023, we concluded that our internal control over financial reporting was effective as of December 31, 2023. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.”

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

Our operations may be vulnerable to interruption and damage from natural or other catastrophes, including earthquakes, fire, floods, hail, windstorms, severe winter weather (including snow, freezing water, ice storms and blizzards), environmental accidents, power loss, communications failures, explosions, man-made events such as terrorist attacks and similar events, outbreaks of health pandemics or other extraordinary events. We cannot predict the incidence, timing and severity of such events. If any catastrophe or extraordinary event occurs in the future, our ability to operate our business could be seriously impaired. Such events could make it difficult or impossible for us to deliver our services and products to our users and could decrease demand for our products. Because we do not carry property insurance and significant time could be required to resume our operations, our financial position and results of operations could be materially and adversely affected in the event of any major catastrophic event.

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

Foreign ownership of internet-based, including mobile-based, businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates internet access, distribution of internet information services and value-added telecommunication services through strict business licensing requirements and other government regulations. These laws and regulations also limit foreign ownership of PRC companies that provide internet information services. According to the Special Administrative Measures(Negative List) for Access of Foreign Investment(2021 Version) (the “Negative List (2021 Version)”), foreign investment in internet news information services, online publication services, online audio-visual program services, internet cultural business (except for music) are prohibited, and foreign equity share in a value-added telecommunication business shall not exceed 50% (excluding e-commerce, domestic multi-party communication, store-and-forward, and call center), and the basic telecommunication services shall be controlled by the Chinese party. In addition, according to the Several Opinions on the Introduction of Foreign Investment in the Cultural Industry promulgated by the MOC, the SARFT, the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce, or the MOFCOM, in July 2005, foreign investors are prohibited from investing in or operating, among other things, any internet cultural operating entities. Companies providing mobile internet services such as ours are governed by these rules and regulations on internet companies in China.

Cheetah Mobile Inc. is a Cayman Islands holding company with no equity ownership in the VIEs, and we conduct part of our operations through the VIEs. The VIEs, together with their subsidiaries, contributed a portion of our consolidated revenues in the years ended December 31, 2021, 2022 and 2023. We consolidate the VIEs through a series of contractual arrangements that those entities and/or their shareholders signed with our company, our wholly-owned PRC subsidiaries, including but not limited to Beijing Kingsoft Internet Security Software Co., Ltd., or Beijing Security, Conew Network Technology (Beijing) Co., Ltd., or Conew Network. Our contractual arrangements with the VIEs and their shareholders enable us to consolidate the VIEs and give us the obligation to absorb losses and the right to receive benefits of the VIEs, enabling us to consolidate their operating results. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs.”

Holders of our Class A ordinary shares or the ADSs hold equity interest in a Cayman Islands holding company, but do not directly or indirectly hold equity interest in the VIEs or their subsidiaries. If the PRC government deems that our contractual arrangements with the consolidated variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. We may not be able to repay our indebtedness, and our shares may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of the consolidated variable interest entities, which contribute to 42.9% of our revenues in 2023. Our holding company in the Cayman Islands, the consolidated variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the consolidated variable interest entities and, consequently, significantly affect the financial performance of the consolidated variable interest entities and our company as a group.

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

Because of PRC restrictions on foreign ownership of internet businesses in China, we depend on contractual arrangements with the VIEs, in which we have no ownership interest, to conduct our business in China. These contractual arrangements are intended to provide us with effective control over these entities and allow us to obtain economic benefits from them. The shareholders of the VIEs include, but not limited to, Mr. Sheng Fu, who is also our director, as well as Ms. Weiqin Qiu, Mr. Kun Wang and Mr. Wei Liu. For additional details on these ownership interests, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs.” However, these contractual arrangements may not be as effective in providing control as direct ownership. For example, the VIEs and their shareholders could breach their contractual arrangements with us by, among other things, failing to operate our business in an acceptable manner or taking other actions that are detrimental to our interests. If we were the controlling shareholder of these VIEs with direct ownership, we would be able to exercise our rights as shareholders to effect changes to their board of directors, which in turn could implement changes at the management and operational level. However, under the current contractual arrangements, as a legal matter, if the VIEs or their shareholders fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies under PRC law, including contract remedies, which may be time-consuming, unpredictable and expensive. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing them, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and damage our reputation. See “—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.”

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

The shareholders of the VIEs include, but not limited to, Mr. Sheng Fu who is also our director, as well as Ms. Weiqin Qiu, Mr. Kun Wang and Mr. Wei Liu. Conflicts of interest may arise between their roles as shareholders, directors or officers of our company and as shareholders of the VIEs. We rely on these individuals to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to our company to act in good faith and in the best interest of our company and not to use their positions for personal gain. Although the shareholders of the VIEs have executed shareholder voting proxy agreements to irrevocably appoint our company or a person designated by our company to vote on their behalf and exercise voting rights as shareholders of the VIEs, we cannot assure you that when conflicts arise under those agreements or otherwise, the shareholders of the VIEs will act in the best interest of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and these shareholders, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

Kingsoft Corporation, one of our principal shareholders, and our founders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders, which may discourage, delay or prevent a change in control of our company and could deprive our shareholders of an opportunity to receive a premium for their securities.

As of March 31, 2024, Kingsoft Corporation, one of our principal shareholders, and Mr. Sheng Fu, directly or through their holding vehicles, together beneficially own an aggregate of 53.8% of our total outstanding Class A and Class B ordinary shares, and 72.7% of the total voting power. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of any contemplated sale of our company and may reduce the price of our ADSs. Furthermore, in the event that the voting proxy agreement between Kingsoft Corporation and Mr. Sheng Fu is terminated, we may become a consolidated subsidiary of Kingsoft Corporation, which is a Cayman Islands company publicly listed on the Hong Kong Stock Exchange. As a result, we may be subject to rules and regulations promulgated by the Hong Kong Stock Exchange, and Kingsoft Corporation will be able to exert greater influence over us, which may lead to potential conflicts of interest between Kingsoft Corporation and us involving arrangement of our board composition, disposal of equity interest in our company and allocation of business opportunities, among other matters.

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

On February 17, 2023, the CSRC issued the Trial Administrative Measures and five supporting guidelines, which became effective on March 31, 2023. According to the Trial Administrative Measures, the overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. And subsequent securities offerings of a public company in the same overseas market where it has previously offered and listed securities shall be filed with the CSRC within 3 working days after the offering is completed. Subsequent securities offerings and listings of a public company in other overseas markets than where it has offered and listed shall be filed pursuant to provisions in the first paragraph of this Article of the Trial Administrative Measures.

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

The global macroeconomic environment was, and may continue to be facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. The global economy has not fully recovered from the negative impact caused by the previous pandemic. The conflicts in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest, terrorist threats and brutal wars in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Any severe or prolonged slowdown in the global economy may materially and adversely affect our business, results of operations and financial condition.

We may be adversely affected by the complexity of, and uncertainties and changes in, PRC regulation on internet and artificial intelligence businesses and companies.

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

On July 10, 2023, the CAC, consented by NDRC Ministry of Education, Ministry of Science and Technology, MIIT, Ministry of Public Security, National Radio and Television Administration, promulgated the Provisional Administrative Measures for Generative Artificial Intelligence Services (“Generative Artificial Intelligence Services Measures”), effective on August 15, 2023. The Generative Artificial Intelligence Services Measures impose compliance requirements for providers of generative AI services to the general public within the territory of PRC. The Generative Artificial Intelligence Services Measures provide, among other things, that the provider of generative AI services of text, image, audio or video to the general public shall (i) assume the responsibilities as the producers of the Al-generated content thereon, and (ii) any provider of generative artificial intelligence services with attribute of public opinions or capable of social mobilization shall conduct security assessment in accordance with the relevant regulations, and complete the formalities for algorithm filing, change or deregistration in accordance with Provisions on the Administration of Algorithm-generated Recommendations for Internet Information Services. As of the date of this annual report, our large language model, “OrionStar”, has already been got Algorithm Filing for in-country deep synthesis services (service technology supporter), and the large language model filing materials has been submitted, which is expected to be completed soon. We also have some application products based on large language model passing the security assessment as required by various application markets. With our PRC Legal Advisor's view as mentioned above, we are of the view that the Generative Artificial Intelligence Services Measures will not have a material adverse impact on our current and future business operations and financial performance. Nevertheless, there can be no assurance that the relevant authorities will not take a view that is contrary to or otherwise different from that of our PRC Legal Advisor, and it is also possible that the PRC government authorities may require us to apply for security assessment or complete the other filing, change or deregistration formalities of algorithms for other reasons.

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

There is uncertainty as to whether the judgment of United States courts will be directly enforced in Hong Kong, as the United States and Hong Kong do not have a treaty or other arrangements providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters. However, a foreign judgment may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court since the judgment may be regarded as creating a debt between the parties to it, provided that the foreign judgment, among other things, is a final judgment conclusive upon the merits of the claim and is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

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

According to Article 4 of the Measures for the Security Assessment of Outbound Data Transfers, which became effective in September 2022, for an outbound data transfer by a data processor that falls under specific circumstances, the data processor shall apply to the national cyberspace administration authority for the security assessment via the local provincial-level cyberspace administration authority. While detailed interpretation of or implementation rules have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation, evidence collection, or data acquisition activities within China may further increase difficulties faced by you in protecting your interests. Also, on February 24, 2023, CSRC and other three PRC regulatory authorities jointly issued the Confidentiality and Archives Administration Provisions, which will take effect on March 31, 2023, according to which, overseas securities regulators and competent overseas authorities may request to inspect, investigate or collect evidence from a domestic company concerning its overseas offering and listing or from the domestic securities companies and securities service providers that undertake relevant businesses for such domestic companies, such inspection, investigation and evidence collection shall be conducted under a cross-border regulatory cooperation mechanism, and the CSRC or other competent Chinese authorities will provide necessary assistance pursuant to bilateral and multilateral cooperation mechanisms. The domestic company, securities companies and securities service providers shall first obtain approval from the CSRC or other competent Chinese authorities before cooperating with the inspection and investigation by the overseas securities regulator or competent overseas authority, or providing documents and materials requested in such inspection and investigation. As the Confidentiality and Archives Administration Provisions are relatively new, there are uncertainties with respect to their interpretation and implementation. See also “—Risks Relating to the ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

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

The Chinese government has provided various tax incentives to our subsidiaries and VIEs in China. These incentives include reduced enterprise income tax rates. For example, under the EIT Law and its implementation rules, the statutory enterprise income tax rate is 25%. However, an enterprise holding a valid certificate of new software enterprise or animation enterprise is entitled to an exemption of enterprise income tax for the first two years and a 50% reduction of enterprise income tax for the subsequent three years, commencing from the first profit-making year, while an enterprise qualified as key software enterprise can enjoy a preferential EIT rate of 10%. In addition, enterprises that are granted the high and new technology enterprises status, as well as those that located in Guangdong-Macao Deep Cooperation Zone which also qualify as encouraged industrial enterprises and meet the substantive operational requirements, shall enjoy a favorable income tax rate of 15%. Certain of our PRC subsidiaries and VIEs were eligible for preferential tax treatments as new software enterprises, animation enterprise and/or high and new technology enterprises. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation.” Any increase in the enterprise income tax rate applicable to our PRC entities in China, or any discontinuation or retroactive or future reduction of any of the preferential tax treatments currently enjoyed by our PRC entities in China, could adversely affect our business, financial condition and results of operations. In addition, in the ordinary course of our business, we are subject to complex income tax and other tax regulations and significant judgment is required in the determination of a provision for income taxes. Although we believe our tax provisions are reasonable, if the PRC tax authorities successfully challenge our position and we are required to pay tax, interest and penalties in excess of our tax provisions, our financial condition and results of operations would be materially and adversely affected.

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

On March 30, 2015, the SAFE promulgated the Circular on the Reform of the Administrative Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or Circular 19, which became effective as of June 1, 2015. Among other things, under Circular 19, foreign-invested enterprises may either continue to follow the payment-based foreign currency settlement system or elect to follow the so-called “conversion-at-will” of foreign currency settlement system. On October 23, 2019, the SAFE promulgated the Notice of Foreign Exchange of Further Facilitating Cross-border Trade and Investment, or SAFE Circular 28, and the Notice of the State Administration of Foreign Exchange on Reducing Foreign Exchange Accounts, or SAFE Circular 29, clearly cancelling the restrictions on domestic equity investment of capital funds by ordinary foreign-invested enterprises. On December 4, 2023, the SAFE promulgated Circular of the State Administration of Foreign Exchange on Further Deepening Reforms to Facilitate Cross-Border Trade and Investment, which took effect on December 4, 2023, providing that an enterprise meeting certain conditions may participate in the cross-border financing facilitation business in accordance with the relevant provisions, and borrow foreign debts at its discretion within a certain amount. For detailed information, please see “Item 4. Regulations—Regulations of Foreign Currency Exchange, Foreign Debt and Dividend Distribution.”

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

With respect to our Hong Kong entities, although currently there are not equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities (including currency conversion), if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong entities (including currency conversion) in the future, the funds in our Hong Kong entities, likewise, may not be available to meet our currency demand.

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

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have entered into some hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may continue to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental control of currency conversion may limit our ability to utilize our cash balance effectively and affect the value of your investment.

The PRC government imposes control on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive part of our revenues in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from the SAFE. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access to foreign currencies for current account transactions in the future. Although currently there are not equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities (including currency conversion), if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong entities (including currency conversion) in the future, the funds in our Hong Kong entities, likewise, may not be available to meet our currency demand. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

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

Trading in our securities on U.S. markets, including the OTC market, may be prohibited under the HFCAA, if the PCAOB, determines that it is unable to inspect or investigate completely our auditor for two consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, or the 2021 Determinations. As of the date of this annual report, our auditor is not included in the Determinations. However, Ernst & Young Hua Ming LLP, or EY, our former auditor, is a registered public accounting firm headquartered in mainland China, a jurisdiction where the PCAOB determined that it had been unable to inspect or investigate completely registered public accounting firms headquartered there until December 2022 when the PCAOB vacated its previous determination. Therefore, we were identified as a “Commission-Identified Issuer” shortly after the filing of our annual report on Form 20-F in August 2022.

On December 15, 2022, the PCAOB determined that it was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong in 2022 and vacated the 2021 Determinations accordingly. As a result, we ceased to be identified as a “Commission-Identified Issuer” under the HFCAA for the fiscal year ended December 31, 2023 after we file our annual report on Form 20-F for such fiscal year. Accordingly, until such time as the PCAOB issues any new determination, we believe that we are at no risk of having our securities subject to a trading prohibition under the HFCAA.

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

Our current auditor, Marcum Asia CPAs LLP, or Marcum Asia, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Marcum Asia is headquartered in Manhattan, New York, and has been inspected by the PCAOB on a regular basis with the last completed inspection in 2020. As of the date of this annual report, our current auditor is not among the firms listed on the PCAOB Determination List issued in December 2021.

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

The NYSE corporate governance rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance rules. Currently, we rely on home country practice exemption with respect to the requirements for an audit committee composed of at least three members, annual shareholders’ meeting, shareholder approval of equity-compensation plans and a majority of independent directors. We obtained the board approval but not shareholder approval for adopting the 2023 Plan, and did not hold an annual shareholders’ meeting in 2023. As we rely on the home country practice exemption as described above, our investors may have less protection afforded to shareholders of companies that fully comply with NYSE corporate governance requirements. We may also opt to rely on additional home country practice exemptions in the future.

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

We are an exempted company with limited liability incorporated in the Cayman Islands and a substantial majority of our assets are located outside of the United States. A significant percentage of our current operations are conducted in China. In addition, a significant majority of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Save for certain limited exceptions, upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares. All of the ordinary shares held by our shareholders prior to the completion of the initial public offering were re-designated as Class B ordinary shares upon completion of the offering. Kingsoft Corporation, one of our principal shareholders, and Mr. Sheng Fu, directly or through their holding vehicles, beneficially own an aggregate of 53.8% of our total outstanding shares, representing 72.7% of our total voting power as of March 31, 2024, which give them considerable influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

We believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2023, which could subject United States investors in the ADSs or Class A ordinary shares to significant adverse United States income tax consequences.

We will be a “passive foreign investment company,” or “PFIC,” if, in the case of any particular taxable year, after applying applicable look-through rules, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Although the law in this regard is unclear, we treat the VIEs as being owned by us for United States federal income tax purposes, not only because we consolidate the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements.

Based on the market price of our ADSs and the value, nature and composition of our assets (in particular the substantial amount of cash and investments), we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2023, although there can be no assurance in this regard.

If we are a PFIC in any taxable year (as we believe we are for the 2023 taxable year and the prior two years), a U.S. holder (as defined in “Item 10. Additional Information— E. Taxation—United States Federal Income Taxation”) will be subject to special and adverse tax rules with respect to any "excess distribution" received from the Company or and any gain recognized on the sale or other disposition of the ADSs or Class A ordinary shares. Further, if we are a PFIC for any year during which a U.S. holder holds the ADSs or our Class A ordinary shares (as we believe we are for the 2023 taxable year and the prior two years), we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds the ADSs or our Class A ordinary shares. For more information see “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Considerations.”

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

Beijing Cheetah Network Technology Co., Ltd, or Beijing Network, was incorporated in China in July 2012 as our VIE and has been consolidated in our financial statements since its incorporation. We consolidate the VIEs, such as Beijing Mobile and Beijing Network, through contractual arrangements among them, their shareholders, our applicable PRC subsidiaries, Beijing Security and Conew Network and us. For a detailed description of our contractual arrangements with the VIEs, see “—C. Organizational Structure— Contractual Arrangements with the VIEs.”

In May 2014, we completed our initial public offering, in which we offered and sold 138,000,000 Class A ordinary shares represented by ADSs.

The ADSs are listed on the NYSE under the symbol “CMCM.”

Since September 2016, we have incorporated Live.me Inc. (“Live.me”), a Cayman Islands company, and several subsidiaries including Hong Kong LiveMe Corporation Limited, to operate our live streaming business. In December 2016, Live.me Inc. entered into an agreement to issue certain number of shares to one of its management members. In April 2017, Live.me Inc. raised an aggregate of US$60 million from a group of investors as well as our company. In November 2017, Live.me Inc. raised US$50 million from Bytedance Ltd. as its Series B financing. Following the foregoing transactions, we held approximately 52.1% equity interest in Live.me Inc., and have retained control over the Live.me business. On September 30, 2019, Live.me amended its share incentive plan to (i) increase the number of shares to be issued under the current plan and (ii) issue shares under the plan into a trust for the benefit of current and future recipients of Live.me share incentive awards. Subsequent to the deconsolidation, we held 49.6% equity interest of Live.me. The remaining interests is accounted for equity investment using the fair value option in accordance with ASC825-10. On January 9, 2023, Live.me modified its share capital by dividing ordinary shares into Class A ordinary shares and Class B ordinary shares with different voting rights, subsequent to the modification, we hold 49.6% of Live.me’s share capital, which stands for 49.6% equity interest and 17.25% voting rights of Live.me.

During 2017, we completed a business combination, which we expected to enhance our expertise in hardware services. The total purchase consideration was RMB41.5 million.

In September 2017, Beijing Security completed capital injection into Beijing OrionStar. Founded by Mr. Sheng Fu, the chief executive officer and director of our company. Beijing OrionStar is an AI solution and service robot provider headquartered in Beijing with focusing on the research and development of artificial intelligence (“AI”). As a result, we, through Beijing Security, hold approximately 29.6% of then equity interest in Beijing OrionStar and have a two-year warrant to subscribe to additional equity interests amounted to US$62 million at the same valuation of our capital injection in September 2017. In July and September 2018, Beijing Security acquired additional equity interest in Beijing OrionStar through exercising part of the foregoing warrant. In 2019, Beijing

Security fully exercised its warrant in Beijing OrionStar. Subsequent to the consummation of the transaction, we, through Beijing Security, hold 38.73% equity interest in Beijing OrionStar. In 2021, Beijing Security provided a convertible loan with principal amount of RMB100.0 million to Beijing OrionStar, according to which, upon the satisfaction of certain terms, Beijing Security shall have the right to convert all or part of the principal and the accrued interest into Beijing OrionStar’s equity interest. In 2022, Beijing OrionStar completed a new round of financing, and subsequent to the financing, our equity interest in Beijing OrionStar was diluted to 37.74%. In November 2023, we acquired an aggregate of 35.17% equity interest of Beijing OrionStar from certain of the existing shareholders of Beijing OrionStar, including Mr. Sheng Fu, with an aggregate cash consideration of RMB268.7 million (US$37.8 million) to the selling shareholders of Beijing OrionStar, including RMB8.0 million(US$1.1 million) to Mr. Sheng Fu. Upon completion of the transaction, our equity interest in Beijing OrionStar increased to 72.91% and we began to consolidate the financial results of Beijing OrionStar into our consolidated financial statements since November 30, 2023. In Jan, 2024, we signed a share purchase agreement to further invest in Beijing OrionStar, which enable us to make a cash investment of US$16.7 million in Beijing OrionStar and exercise our right under the convertible loan with principal amount of RMB100.0 million that we provided to Beijing OrionStar in 2021 to convert all of the principal and the accrued interest into Beijing OrionStar's equity interest. Additionally, Gongqingcheng Orion Industrial Investment Center (Limited Partnership) (the "Fund") made an investment of RMB150 million into Beijing OrionStar. Conew Network, is one of the limited partners of the Fund and currently owns approximately 49.5% interest in the Fund. Upon the completion of the investment, our equity interest in Beijing OrionStar is expected to be 72.10%, without taking into account the stake it holds indirectly through the Fund; we are expected to hold, both directly and indirectly, 73.95% equity interest in Beijing OrionStar, including the stake it holds indirectly through the Fund.

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

In 2021, 2022 and 2023, we have paid for investments and acquisitions in an aggregate amount of RMB9.5 million, RMB69.6 million and RMB292.4 million (US$41.2 million), respectively.

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

Voting Proxy Agreement between Kingsoft Corporation and Mr. Fu

On February 12, 2017, Kingsoft Corporation entered into a voting proxy agreement with Mr. Sheng Fu, our chief executive officer and director, pursuant to which Kingsoft Corporation agreed to delegate voting rights pertaining to up to 399,445,025 Class B ordinary shares of our company that it owns to Mr. Fu. Pursuant to which, Kingsoft Corporation has delegated approximately 37.8% voting power of our company held by Kingsoft Corporation to Mr. Sheng Fu, effective October 1, 2017. The voting proxy agreement also provides for additional rights and obligations of Kingsoft Corporation and Mr. Fu, including, among other things, (a) prohibitions on Mr. Fu from participation or investment in any businesses competing with the principal businesses of our company and Kingsoft Corporation, (b) Mr. Fu’s obligation to use best efforts to retain our core management team, (c) Kingsoft Corporation’s right to revoke the voting proxy in the event that Mr. Fu breaches the aforementioned undertakings.

The voting proxy agreement may be terminated upon (i) revocation by Kingsoft Corporation based on a breach of certain undertakings by Mr. Fu, among other things, undertakings (a) and (b) in the above paragraph, (ii) mutual agreement by both parties, or (iii) disposal by Kingsoft Corporation of all of its equity interest in our company.

B.
Business Overview

We are a China-based IT company with a commitment to AI innovation. We provide comprehensive products and services on PCs and mobile devices globally. We generate revenues primarily from utility-related business, including advertising services and premium membership services worldwide. In addition, we also provide services to empower Chinese companies to develop business outside China, such as multi-cloud management platform and overseas advertising agency service.

Subsequent to the acquisition of Beijing OrionStar, we enlarged our business to provide service robots globally to restaurants, supermarkets, exhibitions and so on. Through a full range of AI technologies, our service robots can be customized and are able to provide comprehensive solutions to optimize efficiency, improve sales, ensure service standardization and enhance customer satisfaction. At the same time, we actively engage in the independent research and development of our AI technologies, including large language model ("LLM") technologies to provide AI-powered business solutions for enterprise customers, enabling them to apply LLM technology, digitalize employees and improve operational efficiency. Although our revenue generated by these business lines was immaterial, we expect our revenue generated by these AI related businesses to have growth potential in the future.

Our Core Offerings for Users and Customers

Internet Products

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

AI and Other Business

Delivery and Reception Robots

Delivery and reception robots are provided globally to restaurants, supermarkets, shopping malls, exhibitions and so on. Through a full range of AI technologies, our service robots can be customized and are able to provide comprehensive solutions to optimize efficiency, improve sales, ensure service standardization and enhance customer satisfaction. Our E-Coupon vending robots provided in shopping mall and restaurants also are able to attract customers, provide services and perform marketing campaigns to amplify partner promotions and build brand recognition.

Global To B Services

We also provide services to leverage our overseas experience and resources to empower Chinese companies to develop business outside China, including multi-cloud management platform and overseas advertising agency service.

AI-powered business solutions

We actively engage in the independent research and development of our AI technologies, including LLM technologies to provide AI-powered business solutions for enterprise customers, enabling them to apply LLM technology, digitalize employees and improve operational efficiency.

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

Our Artificial Intelligence Technologies

We are actively engaged in the research and development of AI technologies including LLM technologies. Our AI technologies includes our capabilities on automatic speech recognition, computer vision, and indoor navigation, as well as capabilities in the research and development of service robot operating systems, application development, and the design and manufacturing of full-stack hardware for service robots. We also launched Juyan, a large language model ("LLM") technology application that provides a one-stop solution for LLM consulting and AI services for enterprise customers, enabling enterprises to apply LLM technology, digitalize employees and improve operational efficiency.

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

Our Customers

For our internet business, our customers primarily comprise of customers who place advertisements on our application offerings and individual customers who subscribe premium services or purchase virtual items used in our applications. For our AI and others business, our customers mainly comprise Chinese companies who are interested in developing business in overseas market, global clients and distributors who use and sale our service robots globally and enterprise customers who are interested in applying LLM technology to improve operational efficiency. In 2021, 2022 and 2023, our five largest customers in aggregate contributed approximately 35.6%, 46.3% and 29.2% of our revenues, respectively.

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

Competition

We face intense competition in all lines of our business. For our internet business, we generally compete with other mobile application developers that offer products performing similar functions as our applications. In the internet space, we mainly compete with 360 in China’s internet security and anti-virus market. For our AI and other business, we compete with other companies offering similar AI product-based services and compete with other companies offering similar multi-cloud management or advertising agency service globally. In addition, we compete with all major internet companies for user attention and advertising spend.

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

Patents. As of March 31, 2024, we had 2,309 patents in mainland China and 144 patents outside mainland China relating to our software and other proprietary technology. Of such total 2,453 patents,2,283 patents were either independently or jointly held by Zhuhai Juntian, Beijing Security, Conew Network, Beijing OrionStar and our other wholly-owned or controlled subsidiaries. 99 patents were either independently or jointly held by Beijing Mobile, Beijing Network, and our other VIEs, and 71 patents were jointly owned by our wholly-owned subsidiaries and VIEs. The 2,453 patents will expire between September 2025 and March 2042. In addition to the aforementioned patents, as of March 31, 2024, we had a total of 335 patent applications in mainland China and 8 patents applications outside mainland China. Among such patent applications, in relation to the proprietary technologies that are essential to the operations of our platform and important to our business, our wholly-owned or controlled subsidiaries, had independently filed 324 patent applications, and the VIEs, had independently or jointly filed 19 patent applications. Once approved, depending on the type of patents, the patents that are in the process of application by the VIEs will normally expire 10 or 20 years after the date of application.

Copyrights. As of March 31, 2024, we had registered 805 copyrights, including 712 software copyrights and 93 artwork copyrights. In relation to our core proprietary technologies, Beijing Mobile and Beijing Network, and our other VIEs, independently or jointly owned 187 software copyrights, Zhuhai Juntian, Beijing Security, Conew Network, Beijing OrionStar and our other wholly-owned or controlled subsidiaries independently or jointly owned 480 software copyrights, and 45 software copyrights were jointly owned by our wholly-owned subsidiaries and VIEs. All the software copyrights owned by the VIEs have been published between December 2012 and March 2024. Software copyrights are protected until the end of the 50th calendar year starting from the date of first publication.

Trademarks. As of March 31, 2024, we had registered 2,477 trademarks in mainland China. In addition, we currently had filed 49 trademark applications in mainland China. We had 1,686 registered trademarks outside mainland China, and we had filed 180 trademark applications outside mainland China.

Domain names. As of March 31, 2024, we had registered 392 domain names, including www.cmcm.com, www.duba.com, www.ijinshan.com, www.duba.net, liebao.cn and orionstar.com.

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

Regulations

We are subject to a number of PRC and foreign laws and regulations that affect companies conducting business on the internet. We are subject to a variety of laws and regulations in foreign jurisdictions that involve matters central to our business, including privacy and data protection, rights of publicity, content, intellectual property, advertising, marketing, distribution, data security, data retention and deletion, personal information, algorithm, national security, electronic contracts and other communications, virtual currencies, competition, protection of minors, consumer protection, telecommunications, taxation, and economic or other trade prohibitions or sanctions. These foreign laws and regulations are constantly evolving and can be subject to significant change. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate, and may be interpreted and applied inconsistently from country to country and inconsistently with our current policies and practices. For further details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our business is subject to complex and evolving laws and regulations regarding privacy, data protection, and other matters outside China. Failure to comply with these laws and regulations could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.”

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

Regulations on Mobile Application Information Services

On June 14, 2022, the CAC promulgated the Administrative Provisions on Mobile Internet Applications Information Services (Revised in 2022), or the APP Provisions, which became effective on August 1, 2022. The APP Provisions sets forth the relevant requirements on the APP information service providers and the APP Store service providers.

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

On July 21, 2023, the MIIT issued the Circular of the Ministry of Industry and Information Technology on the Record-filing of Mobile Internet Applications. According to such circular, all Apps shall complete filings with the provincial communications administration of the place where the operator is located. For all Apps that began to operate before July 21, 2023, the filing shall be completed by March 2024, and for all Apps that began to operate after July 21, 2023, the filing shall be completed before the Apps' operation. Upon receipt of the filing materials submitted by any App operator, the provincial communications administration shall process the filing within 20 working days by issuing a filing number and disclosing the filing information to the public, provided that the materials are complete and accurate; otherwise, the filing shall not be processed. If the APP information is changed or deregistered, the APP operator shall report for such change or withdrawal with the original filing authority.

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

Regulations on Online Games and Cultural Products

On February 4, 2016, the SARFT and the MIIT jointly promulgated the Administrative Measures on Internet Publication, which took effect on March 10, 2016 and superseded the Tentative Measures for Internet Publication Administration, which became effective on August 1, 2002. The Administrative Measures on Internet Publication define “online publishing services” as providing online publications to the public through information networks and requires any internet publishing services provider to obtain an online publishing service license to engage in online publishing services.

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

On July 11, 2008, the General Office of the State Council promulgated the Regulation on Main Functions, Internal Organization and Staffing of the GAPP, or the Regulation on Three Provisions. On September 7, 2009, the Central Organization Establishment Commission issued the corresponding interpretations, or the Interpretations on Three Provisions. The Regulation on Three Provisions stipulates that the MOC is authorized to regulate the online game industry, while the State Administration of Press, Publication, Radio, Film and Television, or SARFT, is authorized to approve the publication of online games before their launch on the internet. On June 3, 2010, the MOC promulgated the Provisional Administration Measures of Online Games, or the Online Game Measures, which came into effect on August 1, 2010, were subsequently amended on December 15, 2017, and were repealed on July 10, 2019. According to the Online Game Measures, any entity engaging in online game operations must obtain an Online Culture Operating License.

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
•
Administrative Regulations for Advertising, promulgated by the State Council on October 26, 1987 and effective since December 1, 1987;
•
Interim Measures for the Administration of Internet Advertisements, promulgated by the SAIC on July 4, 2016 and effective on September 1, 2016; and

•
Advertisement Law and the Measures for the Administration of Internet Advertisements, promulgated by the SAMR on February 25, 2023 and implemented on May 1, 2023.

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

According to the Advertisement Law and the Measures for the Administration of Internet Advertisements promulgated by the SAMR on February 25, 2023 and implemented on May 1, 2023, advertising operators and advertising distributors shall establish, improve and implement the management systems regarding acceptance, registration, review and filing of the internet advertising business in accordance with the following provisions: (i) verify and register the information of advertisers, such as their truthful identity, addresses and valid contact details, set up advertisement files and check and update them on a regular basis, record and maintain relevant electronic data of advertising activities. Relevant files shall be kept for not less than three years from the date of termination of the advertisement release: (ii) verify relevant certificates, check the contents of advertisements, and shall not provide design, production, agent or release services for advertisements with inconsistent content or incomplete certification documents; (iii) set up advertisement reviewers familiar with advertising laws and regulations or establish advertisement review agencies. The identity information includes names, unified social credit codes (identification card numbers), among other things. For the publication of advertisements for medical treatment, pharmaceuticals, medical devices, agricultural pesticides, veterinary drugs, healthcare food, special formula foods for medical purposes and other advertisements subject to the examination as required by laws, administrative rules and regulations, the advertisement examination authority shall, prior to publication, examine the contents of such advertisements; in the absence of such examination, such advertisements shall not be published.

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
•
Notice on Issuing the “Catalogue of Classification of Internet Audio/Video Program Services (Provisional)”, or the Classification Catalogue, promulgated by the SARFT on March 17, 2010, effective since then and updated in March 2017 (SARFT Announcement [2017] No. 1); and
•
Notice on Strengthening the Administration of Internet Audio/Video Content, or the Internet Audio/ Video Content Notice, promulgated by SARFT on March 30, 2009 and effective since then.

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

Regulations on Robot Product Selling

SAMR is the primary governmental authority regulating activities involving robot product selling in China. Regulations that apply to robot product selling primarily include:

•
Product Quality Law of the PRC, which was promulgated by the Standing Committee of the National People’s Congress of the People’s Republic of China on February 22, 1993 and subsequently amended on July 8, 2000, August 27, 2009 and December 29, 2018,
•
E-Commerce Law of the People’s Republic of China, which was promulgated by the Standing Committee of the National People’s Congress of the People’s Republic of China on August 31, 2018 and became effective on January 1, 2019,
•
Measures for the Administration of the Recall of Defective Consumer Goods, which was promulgated by the General Administration of Quality Supervision, Inspection and Quarantine (having been restructured and named to the SAMR), on October 21, 2015 and became effective on January 1, 2016,
•
Interim Provisions on the Administration of Recall of Consumer Goods, which was promulgated by the SAMR on November 21, 2019 and became effective on January 1, 2020. Measures for the Administration of the Restricted Use of the Hazardous Substances Contained in Electrical and Electronic Products, which was promulgated by the National Development and Reform Commission, the Ministry of Science and Technology, the Ministry of Finance, the Ministry of Environmental Protection, the Ministry of Commerce, the General Administration of Customs and the General Administration of Quality Supervision, Inspection and Quarantine on January 6, 2016 and became effective on July 1, 2016,
•
Civil Code of the PRC, which was promulgated by the National People’s Congress on May 28, 2020 and became effective on January 1, 2021. Interpretation of the Supreme People's Court on Several Issues Concerning the Application of the

General Provisions of the Book on Contracts of the Civil Code of the People's Republic of China, which was promulgated by the Supreme People's Court on December 4, 2023 and became effective on December 5, 2023.
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

Regulations on the Export of Hardware Products

On December 10, 2001, the State Council promulgated Administrative Regulations of the People's Republic of China on the Import and Export of Goods, which took effect on January 1,2002. China exercises uniform administration over the import and export of goods. The State allows the free import and export of goods and maintains the fairness and orderliness of the import and export of goods according to law. Unless it is clearly provided in laws or administrative regulations to forbid or restrict the import or export of goods, no entity or individual may establish or maintain prohibitive or restrictive measures over the import or export of goods. The department under the State Council in charge of foreign trade and economic cooperation takes charge of the import and export of goods within the whole country according to the Foreign Trade Law and these regulations.

On December 30, 2022, the Standing Committee of the National People's Congress promulgated the Foreign Trade Law of the People's Republic of China, which was effective on the same date. A foreign trade dealer shall, in compliance with the regulations laid down in accordance with law by the department of foreign trade under the State Council or any other relevant department, submit to relevant departments the documents and information related to its foreign trade activities. On May 10, 2021, the Ministry of Commerce promulgated the Measures for filing and registration of foreign trade operators, which was effective on May 10, 2021. Foreign trade operators engaged in the import and export of goods or technologies shall register with the Ministry of Commerce or the institutions entrusted by the Ministry of Commerce. If a foreign trade operator fails to register in accordance with these measures, the Customs shall not go through the formalities of import and export declaration and clearance.

On October 17, 2020, the Standing Committee of the National People’s Congress promulgated the Export Control Law of the People's Republic of China, which took effect on December 1,2020. The State has implemented a uniform export control regime and administrates export control by developing control lists, checklists or catalogs, administrating export licenses or other means. The State export control authorities shall supervise and inspect, under the law, activities in respect of the export of controlled items.

On April 29, 2021, the Standing Committee of the National People’s Congress promulgated Customs Law of the People's Republic of China, which took effect on the same date. The State Council sets up the General Administration of Customs which shall exercise unified administration of the Customs offices throughout the country. All inward and outward means of transport, goods and Articles shall enter or leave the territory at a place where there is a Customs office. If, under special circumstances, they have to enter or leave the territory at a place without a Customs office as a matter of contingency, permission shall be obtained from the State Council or an organ authorized by the State Council, and customs formalities shall be duly completed in accordance with this Law. The consignor or consignee of the goods exported or imported as well as a customs declaration enterprise shall register for declaration activities with the Customs in accordance with the law. Customs brokers or customs declaration persons shall not make customs declaration illegally on behalf of others.

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

On June 15, 2023, the SAMR promulgated the Administrative Measures for Food Operation Licensing and Filing, which was effective on December 1, 2023. According to the Administrative Measures for Food Operation Licensing and Filing, Sales of only prepackaged food shall be reported to the local department for market regulation at or above the county level in the place where the food seller is located for filing. If a food operator only engaging in selling prepackaged food adds other food operation projects for which a food operation license is required after completing the filing for only selling prepackaged food, it shall obtain a food business license in accordance with the law. The said filing shall be automatically invalidated as of the date of obtaining the food operation license. A food operator which has obtained a food operation license is not required to file for additional business of selling prepackaged food separately. A food producer which has obtained a food production license is not required to file for sales of its produced prepackaged food in its production and processing location or through the network separately.

Pursuant to the Food Safety Law and Implementing Regulations on the Food Safety Law, the state adopts a licensing system for food production and trading. To engage in food production and selling/catering services, the food production license for food production and food operation license for food selling and catering services shall be obtained in accordance with the law. However, the license is not required for sale of pre-packaged food. If only pre-packaged food is sold, it should be filed for the record to the local department for market regulation at or above the county level in the place where the food seller is located for filing.

Regulations on Artificial Intelligence

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

On November 25, 2022, the CAC, together with MIIT and Ministry of Public Security, promulgated Administrative Provisions on Deep Synthesis in Internet-based Information Services, effective on January 10, 2023. For the purposes of the Provisions, Deep synthesis technology refers to any technology that employs deep learning, virtual reality or any other generative or synthetic algorithm to produce text, images, audio, video, virtual scenes or other network information. Providers of deep synthesis services shall fulfill their role as the bearer of responsibilities for information security, and establish and improve their user registration, algorithm mechanism and logic review, scientific and technological ethics review, information release review, data security, personal information protection, anti-telecom and online fraud, emergency response and other management systems, along with safe and controllable technical safeguards in place. Cyberspace authorities as well as telecommunications authorities and public security authorities shall, as per their respective responsibilities, conduct supervisory inspections of deep synthesis services.

The CAC, together with other regulatory authorities, published the Interim Measures for the Management of Generative Artificial Intelligence Services on July 10, 2023, and effective on August 15,2023. Generative AI service providers (hereinafter referred to as “providers”) shall carry out pre-training, optimization training, and other training data processing activities in accordance with the law, and comply with the following provisions:(1) Use data and underlying models sourced from legitimate sources;(2) Where intellectual property rights are involved, the intellectual property rights legally entitled to others must not be infringed;(3) Where personal information is involved, the consent of the personal information subject shall be obtained, or any other circumstances provided for in laws or administrative regulations shall apply;(4) Employ effective measures to improve the quality of training data and to enhance the authenticity, accuracy, objectivity, and diversity of training data; and(5) Other relevant provisions of laws and administrative regulations such as the Cybersecurity Law of the People's Republic of China, the Data Security Law of the People's Republic of China, and the Personal Information Protection Law of the People's Republic of China, as well as relevant regulatory requirements of relevant authorities. Providers shall assume responsibility as a producer of online information content in accordance with the law and fulfill online information security obligations. Where personal information is involved, they shall assume responsibility as a personal information processor in accordance with the law and fulfill personal information protection obligations. Providers shall execute service agreements with users who register for their generative AI services to establish the respective rights and obligations of both parties.

The National Information Security Standardization Technical Committee issued the Practice Guide of Network Security Standards-Identification Method of Generative Artificial Intelligence Service Content, which came into effect on August 25th, 2023. The above regulations provide content identification methods around four types of generated content: text, picture, audio and video, which can be used to guide the service providers of generative artificial intelligence to improve their safety management level. On

February 29, 2024, the National Information Security Standardization Technical Committee issued and came into effect the Basic Requirements for the Security of Generative Artificial Intelligence Services, which further stipulated the security of corpus, model and security measures.

Regulations on Intellectual Property Rights

Software Registration. The State Council and the NCA have promulgated various rules and regulations and rules relating to protection of software in China, including the Regulations on Protection of Computer Software promulgated by State Council on January 30, 2013 and effective since March 1, 2013, and the Measures for Registration of Copyright of Computer Software promulgated by NCA on February 20, 2002, amended on June 18, 2004 and effective on July 1, 2004. According to these rules and regulations, software owners, licensees and transferees may register their rights in software with the China Copyright Protection Center or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may be entitled to better protections.

Patent. The National People’s Congress adopted the Patent Law of the People’s Republic of China in 1984 and amended it in 1992, 2000, 2008 and 2020 (came into effect on June 1, 2021), respectively. Implementing Rules of the Patent Law of the People's Republic of China was promulgated on January 19, 1985 and was last amended on January 9, 2010 and effective on February 1, 2010 by the State Council. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds, nuclear transformation or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention and a ten-year term for a utility model and fifteen-year for a or design, starting from the application date. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder.

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
On December 20, 2001, the State Council promulgated the Regulations on Computer Software Protection, effective from January 1, 2002 and amended in March 2013, which are intended to protect the rights and interests of the computer software copyright holders and encourage the development of software industry and information economy. In the PRC, software developed by PRC citizens, legal persons or other organizations is automatically copyright protected immediately after its development, without an application or approval. Software copyright may be registered with the designated agency and if registered, the certificate of registration issued by the software registration agency will be the primary evidence of the ownership of the copyright and other registered matters. On February 20, 2002, the National Copyright Administration of the PRC introduced the Measures on Computer Software Copyright Registration, which outline the operational procedures for registration of software copyright, as well as registration of software copyright license and transfer contracts. The Copyright Protection Center of China, or the CPCC, is mandated as the software registration agency under the regulations. The Measures on Computer Software Copyright Registration was subsequently amended on June 18, 2004, which allows the CPCC to establish local branches for software registration.

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

Trademark. The PRC Trademark Law, adopted in 1982 and amended in 1993, 2001, 2013 and 2019, with its implementation rules adopted in 2002 and amended in 2014, protects registered trademarks. The Trademark Office of the SAIC handles trademark registrations and grants a protection term of ten years to registered trademarks. Trademark license agreements must be filed with the Trademark Office for record. On December 13, 2021, for the purposes of enhancing trademark administration, strengthening the business guidance for trademark law enforcement China National Intellectual Property Administration issued the Standards for Determining General Trademark Violations, or the Circular 34, which became effective on January 1, 2022. The Circular 34 provides standards for the investigation and punishment of general trademark violations by departments in charge of trademark law enforcement. On January 13, 2023, the National Intellectual Property Administration issued the PRC Trademark Law (Draft Revision for Comment), which aims at further improving the trademark system and solving the outstanding problems in the field of trademarks.

Regulations on Internet Infringement

On May 26, 2020, the National People’s Congress promulgated the Civil Code of the People’s Republic of China, or the Civil Code, which became effective on January 1, 2021. Under the Civil Code, an internet user or an internet service provider that infringes upon the civil rights or interests of others through using the internet assumes tort liability. If an internet user infringes upon the civil rights or interests of another through using the internet, the person being infringed upon has the right to notify and request the internet service provider whose internet services are facilitating the infringement to take necessary measures including the deletion, blocking or disconnection of an internet link. After receiving the notice, the network service provider shall promptly forward the notice to the relevant network user and take necessary measures in light of the preliminary evidence of infringement and the type of service; if the network service provider fails to take necessary action after being notified, it shall assume joint and several liability with the network user with regard to the aggravated part of the damage. If the network user or network service provider is damaged due to wrong notice, the right holder shall assume tort liability. Where it is otherwise prescribed in law, such provisions shall prevail. If, after being notified, the internet service provider fails to take necessary measures in a timely manner to end the infringement, it will be jointly and severally liable for any additional harm caused by its failure to act. According to the Civil Code, civil rights and interests include the personal rights and rights of property, such as the right to life, right to health, right to name, right to reputation, right to honor, right of portraiture, right of privacy, right of marital autonomy, right of guardianship, right to ownership, right to usufruct, right to security interests, copyright, patent right, exclusive right to use trademarks, right to discovery, right to equity interests and right of heritage, among others.

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

On September 9, 2022, the CAC, MIIT and SAMR promulgated the Provisions on the Administration of Internet Pop-up Information Push Services, which took effect on September 30, 2022, which requires that providers of Internet pop-up window information push services shall abide by the Constitution, laws and administrative regulations, help promote the core socialist values, maintain a correct political direction, correct public opinion orientation and correct value orientation, and help maintain a clean cyberspace.

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

On September 28, 2023, the CAC promulgated the Provisions on Regulating and Facilitating Cross-border Data Flow (Draft for Comment), which provides that data processors who transfer important data and personal information overseas shall abide by the provisions in laws and administrative regulations, fulfill their data security protection obligations, and ensure the security of outbound data transfer. As of the Latest Practicable Date, the Provisions on Regulating and Facilitating Cross-border Data Flow (Draft for Comment) had not been enacted or taken effect.

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

On February 24, 2023, the CSRC issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality and Archives Administration Provisions, which became effective on March 31, 2023. According to the Confidentiality and Archives Administration Provisions, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. A domestic company that provides accounting archives or copies of accounting archives to any entities including securities companies, securities service providers and overseas regulators and individuals shall fulfill due procedures in compliance with applicable national regulations. Working papers produced in the Chinese mainland by securities companies and securities service providers in the process of undertaking businesses related to overseas offering and listing by domestic companies shall be retained in the Chinese mainland. Where such documents need to be transferred or transmitted to outside the Chinese mainland, relevant approval procedures stipulated by national regulations shall be followed.

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
•
Administrative Measures for Outbound Investment, issued by the MOFCOM on September 6, 2014, effective since October 6, 2014; and
•
Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment, promulgated by the SAFE on February 13, 2015, effective on June 1, 2015. The Guidelines for Direct Investment Foreign Exchange Business Operations, as the annex, was partially repealed according to Notice by the State Administration of Foreign Exchange of Repealing or Invalidating Five Regulatory Documents on Foreign Exchange Administration and Clauses of Seven Regulatory Documents on Foreign Exchange Administration.

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

On October 23, 2019, the SAFE promulgated the Notice of Foreign Exchange of Further Facilitating Cross-border Trade and Investment, or SAFE Circular 28, and the Notice of the State Administration of Foreign Exchange on Reducing Foreign Exchange Accounts, or SAFE Circular 29, clearly cancelling the restrictions on domestic equity investment of capital funds by ordinary foreign-invested enterprises. On December 4, 2023, the SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Deepening Reforms to Facilitate Cross-Border Trade and Investment. SAFE Circular 28 stipulates that non-investment oriented foreign-invested enterprises shall be allowed to use capital funds for domestic equity investment in accordance with the law under the premise of not violating the existing special management measures for entry of foreign investment (negative list) and the authenticity and compliance of their domestic invested projects. Where a non-investment oriented foreign-invested enterprise makes domestic equity investment by way of transfer of the capital funds in original currency, the Investee Companies shall go through the registration of domestic reinvestment and open the capital account for receipt of funds in accordance with relevant provisions without handling the entry registration of cash contribution; where a non-investment oriented foreign-invested enterprise makes domestic equity investment by way of foreign exchange settlement of capital funds, the Investee Companies shall go through the registration of receipt of domestic reinvestment and open the “Capital Account –Account for Foreign Exchange Settlement Pending Payment” for receipt of corresponding funds in accordance with relevant provisions.

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

Foreign Debt. A loan made by a foreign entity as direct or indirect shareholder in a FIE is considered to be foreign debt in China and is regulated by various laws and regulations, including the Regulation of the People’s Republic of China on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions, and the Administrative Measures for Registration of Foreign Debts, and the Administrative Measures for Review and Registration of Medium- and Long-term Foreign Debts of Enterprises. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branches within 15 business days after entering into the foreign debt contract. Pursuant to these rules and regulations, the maximum amount of the aggregate of (i) the outstanding balance of foreign debts with a term not longer than one year, and (ii) the accumulated amount of foreign debts with a term longer than one year, of a foreign-invested enterprise shall not exceed the difference between its registered total investment and its registered capital, or Total Investment and Registered Capital Balance. In addition, on January 11, 2017, the PBOC promulgated the Notice of the People’s Bank of China on Full-coverage Macro-prudent Management of Cross-border Financing, or PBOC Circular 9, which sets forth an upper limit for PRC entities, including FIEs and domestic-invested enterprises, regarding their foreign debts. Pursuant to PBOC Circular 9, the limit of foreign debts for enterprises shall be calculated based on the following formula: the limit of foreign debt (the “Net Assets Limit”) = net assets * cross-border financing leverage ratio * macro-prudent regulation parameter. Net assets is calculated as the net assets value stated in the relevant entity’s latest audited financial statement. The cross-border financing leverage ratio for enterprises is two (2). The macro-prudent regulation parameter is one (1). The PBOC Circular 9 does not supersede the Interim Provisions on the Management of Foreign Debts, but rather serves as a supplement to it. PBOC Circular 9 provided for a one-year transitional period, or the Transitional Period, from its promulgation date for FIEs, during which period foreign-invested enterprise could choose to calculate their maximum amount of foreign debt based on either (i) the Total Investment and Registered Capital Balance, or (ii) the Net Assets Limit. After the Transition Period, the maximum amount applicable to foreign-invested enterprises is to be determined by PBOC and SAFE separately. However, although the Transitional Period ended on January 10, 2018, as of the date of this annual report, neither PBOC nor SAFE has issued any new regulations regarding the appropriate means of calculating the maximum amount of foreign debt for FIEs. Domestic-invested enterprises have only been subject to the Net Assets Limit in calculating the maximum amount of foreign debt they may hold from the date of promulgation of PBOC Circular 9.

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

Dividend Distribution. The SCNPC promulgated the Company Law on December 29, 2023 which will take effect on July 1, 2024. All companies established in China are governed by the Company Law. On March 15, 2019, the National People’s Congress adopted the Foreign Investment Law of the People’s Republic of China, or FIL, which became effective on January 1, 2020.The FIL sets out that the business forms, structures, and rules of activities of foreign-funded enterprises shall be governed by the Company Law of the People’s Republic of China, the Partnership Law of the People’s Republic of China, and other laws. Foreign-funded enterprises formed under the Law on Sino-Foreign Equity Joint Ventures, the Law on Sino-Foreign Contractual Joint Ventures and the Law on Wholly Foreign Owned Enterprises before the implementation of FIL Law may maintain their original business forms, among others, for five years after FIL Law comes into force.

According to the Company Law, if the aggregate balance of the company’s statutory common reserve is not enough to make up for the losses of the previous year, the current year’s profits shall first be used for making up the losses before the statutory common reserve is drawn according to the provisions of the preceding paragraph. After we have drawn statutory common reserve, which is 10% of the after-tax profit, from the after-tax profits, it may, upon a resolution made by the shareholders’ meeting, draw a discretionary common reserve from the after-tax profits. After the losses have been made up and common reserves have been drawn, the remaining profits shall be distributed to shareholders in proportion to the actual capital contribution actually paid by them, unless otherwise stipulated in the company’s articles of association. We may stop drawing the profits if the aggregate balance of the statutory common reserve has already accounted for over 50% of our registered capital.

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

The EIT Law and its implementation rules permit certain High and New Technologies Enterprises, or HNTEs, to enjoy a reduced 15% enterprise income tax rate if they meet certain criteria and are officially acknowledged. In addition, the relevant EIT laws and regulations also provide that entities recognized as Software Enterprises are able to enjoy a tax holiday consisting of a two-year-exemption commencing from their first profitable calendar year and a 50% reduction in ordinary tax rate for the following three calendar years. In 2020, the relevant governmental authorities further announced that Key Software Enterprises will be exempted from enterprise income tax for the first five years, commencing from the first year of profitable operation after offsetting tax losses generating from prior years, and be subject to a preferential income tax rate of 10% after the first five years. In accordance with the requirements of Cai Shui [2022] No. 19 and State Administration of Taxation Hengqin Guangdong-Macao Deep Cooperation Zone Taxation Bureau Announcement [2023] No. 1, enterprises located in Guangdong-Macao Deep Cooperation Zone which also qualify as encouraged industrial enterprises and meet the substantive operational requirements, are subject to a tax rate of 15%.

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

Cultural Development Fee

According to applicable PRC tax regulations or rules, advertising service providers are generally required to pay a cultural development fee at the rate of 3% on the revenues (a) which are generated from providing advertising services and (b) which are also subject to the value-added tax. Cultural Development Fee was exempted in 2021.

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
•
Social Insurance Law promulgated by the National People’s Congress on October 28, 2010, effective since July 1, 2011 and amended on December 29, 2018; and
•
Regulations on Unemployment promulgated by the State Council on January 22, 1999, effective since January 22, 1999, and
•
Regulations on the Administration of Housing Provident Fund promulgated by the State Council on April 3, 1999 and latest revised on March 24, 2019.

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

In addition, pursuant to the Social Insurance Law and Regulations on the Administration of Housing Provident Fund, employers in China are required to provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds.

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

In addition, pursuant to the Circular of the General Office of State Council on Establishing the Security Review System for Merger and Acquisition of Domestic Enterprises by Foreign Investors, which was issued by the General Office of the State Council on February 3, 2011 and took effect on March 3, 2011, and the Provisions of the Ministry of Commerce on the Implementation of the Safety Review System for Merger and Acquisition of Domestic Enterprises by Foreign Investors, which was issued by MOFCOM and became effective in September 2011, mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including structuring the transaction through a proxy or contractual control arrangement.

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

The CSRC issued the Trial Measures and five supporting guidelines on February 17, 2023, which are effective from March 31, 2023. According to the Trial Measures for Overseas Listing, domestic companies seeking to issue and list securities in overseas markets directly or indirectly should fulfil the filing procedures and report relevant information to the CSRC.

In addition, according to the Provisions on Strengthening the Confidentiality and Archives Administration Concerning the Overseas Securities Offering and Listing by Domestic companies jointly promulgated by the CSRC, the Ministry of Finance, the National Administration of State Secrets Protection and the National Archives Administration on February 24, 2023 and came into effect on March 31, 2023, where a domestic company provides or publicly discloses any files or materials involving state secrets or work secrets of state agencies to the relevant securities companies, securities service agencies, overseas regulatory agencies and other entities and individuals, or provides or publicly discloses any files or materials involving state secrets or work secrets of state agencies through their overseas listing entities, it shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. Where a domestic company provides securities companies, securities service agencies, overseas regulatory authorities and other entities and individuals with accounting files or copies of accounting files, it shall perform corresponding procedures in accordance with relevant regulations of the State. The working papers formed in the Chinese mainland by securities companies and securities service agencies that provide corresponding services for the overseas issuance and listing of domestic companies shall be retained in the Chinese mainland. Where such documents need to be transferred or transmitted to outside the Chinese mainland, the approval procedure shall be carried out in accordance with the relevant regulations of the State.

C.
Organizational Structure

Foreign ownership of internet-based and mobile-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates internet access, distribution of internet information services and value-added telecommunication services through strict business licensing requirements and other government regulations. These laws and regulations also limit foreign ownership of PRC companies that provide internet information services to no more than 50%. In addition, foreign investors are prohibited from investing in or operating, among other things, any entities that operate internet cultural activities.

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

As a result of these contractual arrangements, we are considered the primary beneficiary of the VIEs as we have the power to direct activities of these entities and can receive substantially all economic interests in these entities even though we do not necessarily receive all of the VIEs’ revenues. Accordingly, we treat them as the VIEs under U.S. GAAP and have consolidated the results of operation of the VIEs and the then subsidiaries of the VIEs in our consolidated financial statements in accordance with U.S. GAAP. The VIEs and the then subsidiaries of the VIEs together contributed 33.1%, 31.8% and 42.9% of our revenues for the years ended December 31, 2021, 2022 and 2023, respectively.

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

D.
Property, Plants and Equipment

As of December 31, 2023, our principal executive offices were located on leased premises comprising approximately 7,689 square meters in Beijing, China. This facility accommodates our management headquarters, principal development, engineering, legal, finance and administrative activities. We also have offices overseas, mainly in Japan.

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

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion and analysis may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report. For discussion of 2021 items and year-over-year comparisons between 2022 and 2021 that are not included in this annual report on Form 20-F, please refer to “Item 5. Operating and Financial Review and Prospects” found in our Form 20-F for the year ended December 31, 2022 that was filed with the Securities and Exchange Commission on April 18, 2023.

A.
Operating Results

Overview

We are a China-based IT company with a commitment to AI innovation. We generate revenues primarily by providing utility-related business, including advertising services and premium membership services worldwide. We also provide multi-cloud management and overseas advertising agency service. Multi-cloud management service is to provide our customers one-stop multi-cloud resource management solutions, conduct comprehensive management of multi-cloud resources and environment, and provide various solutions that can be implemented in the cloud, including platforms for backup and disaster recovery, machine learning, cost optimization and monitoring alarm. Overseas advertising agency service is to assist companies to launch advertisement on large overseas advertising platforms, such as Facebook.

Subsequent to the acquisition of Beijing OrionStar, we enlarged our business to provide service robots globally to restaurants, supermarkets, exhibitions and so on. Through a full range of AI technologies, our service robots can be customized and are able to provide comprehensive solutions to optimize efficiency, improve sales, ensure service standardization and enhance customer satisfaction. At the same time, we actively engage in the independent research and development of our AI technologies, including large language model ("LLM") technologies to provides AI-powered business solutions for enterprise customers, enabling enterprises to apply LLM technology, digitalize employees and improve operational efficiency. Although our revenue generated by these business lines in 2023 was immaterial, we expect these AI related businesses to have growth potential in the future.

We reported our revenues and operating profits in two segments: internet business and AI and others. In 2023, we acquired controlling stake of Beijing OrionStar, and reported the results of Beijing OrionStar in the AI and others segment.

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

Revenues from our AI and other business mainly from multi-cloud management platform, overseas advertising agency service and sale and rental of service robots and some other AI related business.

On the corporate level, our revenues decreased to RMB669.5 million (US$94.3 million) in 2023 due to the revenue decrease of our online advertising and gaming services. Our net loss attributable to Cheetah Mobile shareholders was RMB602.9 million (US$84.9 million) in 2023, compared to a net loss attributable to Cheetah Mobile shareholders of RMB513.5 million in 2022.

Historically, we have invested heavily in research and development and selling and marketing to grow our businesses. Since 2021, we have taken measures to control expenses and improve operational efficiency, such as organization downsizing. In 2023, we completed the acquisition of Beijing OrionStar, our headcount increased from 713 as of December 31, 2022 to 845 as of December 31, 2023.

Selected Statement of Operations Items

Revenues

We generate revenues from internet business and AI and others. The following table sets forth the principal components of our revenues by amount and as a percentage of our revenues for the periods presented.

	Years Ended December 31,
	2022		2023
	RMB	% of revenues	RMB	US$	% of revenues
Internet business	697,387	78.9	450,134	63,400	67.2
AI and others	186,679	21.1	219,369	30,898	32.8
Revenues	884,066	100.0	669,503	94,298	100.0

Internet business

Revenues from internet business accounted for 78.9% and 67.2% of our revenues in 2022 and 2023, respectively. Our portfolio of internet products has attracted a massive user base, which enabled us to provide online marketing services to customers worldwide as well as refer user traffic and sell advertisements on our mobile and PC platforms. We also provide value-added services for our internet product, which mainly includes VIP membership and software subscription. Our VIP membership and software subscription services are mainly sold in short term period, typically, no more than 12 months.

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

AI and Others

Revenue from AI and others accounted for 21.1% and 32.8% of our revenues in 2022 and 2023, respectively. AI and others revenues mainly include revenues from our AI related business, such as business of multi-cloud management service, overseas advertising agency service, sale and rental of our service robots, as well as providing technical consulting services to third parties and related parties.

Cost of Revenues

Cost of revenues primarily consist of traffic acquisition costs, bandwidth and cloud service costs, personnel costs, channel and sharing costs, depreciation of equipment, and cost of robots and other products sold, including direct materials, external processing fee, depreciation and amortization of assets associated with the production.

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

Channel and sharing costs consist fees paid to distribution platforms and payment channels and revenue sharing with application publishers.

Operating Income and Expenses

Our operating income and expenses consist of (i) research and development expenses, (ii) selling and marketing expenses, (iii) general and administrative expenses, and (iv) other operating income and expenses. The following table sets forth the components of our operating income and expenses for the periods indicated.

	Years Ended December 31,
	2022		2023
	(in thousands, except percentages)
	RMB	% of revenues	RMB	US$	% of revenues
Operating income and expenses
Research and development	(180,957)	(20.5)	(178,207)	(25,100)	(26.6)
Selling and marketing	(476,853)	(53.9)	(242,511)	(34,157)	(36.2)
General and administrative	(214,337)	(24.2)	(229,549)	(32,331)	(34.3)
Other operating income, net	15,051	1.7	2,867	404	0.4
Total operating income and expenses	(857,096)	(96.9)	(647,400)	(91,184)	(96.7)

Research and Development Expenses. Research and development (R&D) expenses consist primarily of employee costs and rental expenses related to personnel engaged in R&D activities, design and development expenses with new technology, materials and supplies and other R&D related expenses. These expenditures are generally expensed as incurred. Research and development expenses decreased by 1.5% year over year to RMB178.2 million (US$25.1 million) in 2023, which primarily resulted from the improvement of operational efficiency.

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

Cayman Islands and BVI. Under the current laws of the Cayman Islands and the BVI, we are not subject to tax on income or capital gain. Additionally, upon payments of dividends by us to our shareholders, no Cayman Islands and BVI withholding tax will be imposed.

Hong Kong. Our subsidiaries incorporated in Hong Kong were subject to Hong Kong profits tax rate of 16.5% for the years ended December 31, 2022 and 2023. The first HK$2 million of profits earned by one of our subsidiaries incorporated in Hong Kong is taxed at half the current tax rate (i.e. 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate, and foreign-derived income is exempted from income tax.

In December 2022, a refined Foreign-sourced Income Exemption (“FSIE”) regime was published in Hong Kong and took effect from January 1, 2023. Under the new FSIE regime, certain foreign sourced income would be deemed as being sourced from Hong Kong and chargeable to Hong Kong Profits Tax, if the recipient entity fails to meet the prescribed exception requirements. Certain dividends, interests, disposal gains and intellectual property income, if any, received by our Hong Kong subsidiaries will be subject to the new tax regime. We will monitor the regulatory developments and continue to evaluate the impact, if any. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any withholding tax in Hong Kong.

Singapore. Our subsidiaries incorporated in Singapore were subject to Singapore corporate income tax rate of 17% for the year ended December 31, 2022 and 2023.

Japan. For the years ended December 31, 2022 and 2023, our subsidiary incorporated in Japan with paid-in capital in excess of Japanese Yen (“JPY”) 100 million was subject to national corporate income tax rate 23.2%. Our subsidiary incorporated in Japan with paid-in capital of no more than JPY100 million was subject to national corporate income tax rate of 15% on the first JPY8 million of income earned and at 23.2% on any income earned in excess of JPY8 million. Local income taxes, which include local inhabitant tax and enterprise tax, are also imposed on corporate income.

PRC.

Enterprise income tax. Our PRC subsidiaries and VIEs are subject to the statutory rate of 25% in accordance with the EIT Law, with exceptions for certain preferential tax treatments. Under relevant PRC government policies, enterprises qualified as “new software enterprise” are entitled to a two-year exemption and three-year 50% reduction on enterprise income tax commencing from the first profit-making year. Enterprises qualified as “high and new technology enterprise” are entitled to a preferential rate of 15%. According to the Administrative Measures for Recognition of High and New Technology Enterprises, where the relevant department finds in the course of daily management that a recognized “high and new technology enterprise” does not meet the conditions for recognition, it shall apply to the recognition department for verification. If the verification confirms that the enterprise does not meet the conditions for recognition, the recognition department shall disqualify the “high and new technology enterprise” and advise the tax authority to recover the payment of reduced or exempted taxes under tax preferences it has enjoyed from the year when it fails to meet the recognition requirements. Enterprises of qualified industries that met the operational substantive requirements located in Hengqin-Guangdong-Macao In-depth Cooperation Zone are subject to a tax rate of 15%. For the year ended December 31, 2022, and 2023, our PRC subsidiaries qualified as “new software enterprise” were subject to tax holiday or a preferential tax rate of 12.5% and 15%, respectively, our PRC subsidiaries and VIEs qualified as “high and new technology enterprise” and located in Hengqin-Guangdong-Macao In-depth Cooperation Zone were subject to tax holiday or a preferential tax rate of 15%, and our remaining PRC subsidiaries, VIEs and the subsidiaries of the VIEs were subject to enterprise income tax at a rate of 25%.

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

Effect of Different Tax Rates in Different Jurisdictions

The following table sets forth our income (loss) before income tax and the effect of differing tax rates in different jurisdictions on our income tax expenses in each applicable jurisdiction, for the years ended December 31, 2022 and 2023.

		Year Ended December 31,
		2022	2023
		RMB	RMB	US$
		(in thousands)
Cayman Islands and BVI	Income (Loss) before income tax	(171,383)	(307,996)	(43,380)
	Income tax expenses (benefits) computed at the PRC statutory tax rate of 25%	(42,846)	(76,999)	(10,845)
	Income tax expenses computed at Cayman Islands statutory tax rate of 0%	—	—	—
	Effect of differing tax rates in different jurisdictions	42,846	76,999	10,845
Hong Kong	Income (Loss) before income tax	(81,036)	(71,816)	(10,115)
	Income tax expenses (benefits) computed at the PRC statutory tax rate of 25%	(20,259)	(17,954)	(2,529)
	Income tax expenses (benefits) computed at the Hong Kong statutory tax rate of 16.5%	(13,371)	(11,850)	(1,669)
	Effect of differing tax rates in different jurisdictions	6,888	6,104	860
Singapore	Loss before income tax	(6,908)	(14,298)	(2,013)
	Income tax benefits computed at the PRC statutory tax rate of 25%	(1,727)	(3,575)	(504)
	Income tax benefits computed at the Singapore statutory tax rate of 17%	(1,174)	(2,431)	(342)
	Effect of differing tax rates in different jurisdictions	553	1,144	162
PRC	Loss before income tax	(261,306)	(251,578)	(35,434)
	Income tax benefits computed at the PRC statutory tax rate of 25%	(65,326)	(62,895)	(8,859)
	Income tax benefits computed at the PRC statutory tax rate of 25%	(65,326)	(62,895)	(8,859)
	Effect of differing tax rates in different jurisdictions	—	—	—
Others	Loss before income tax	(25,147)	8,038	1,132
	Income tax benefits computed at the PRC statutory tax rate of 25%	(6,287)	2,010	284
	Income tax benefits computed at the statutory tax rates of such other jurisdictions	(7,294)	1,849	260
	Effect of differing tax rates in different jurisdictions	(1,007)	(161)	(24)
Total	Loss before income tax	(545,780)	(637,650)	(89,810)
	Income tax benefits computed at the PRC statutory tax rate of 25%	(136,445)	(159,413)	(22,453)
	Income tax benefits computed at the statutory tax rate of different jurisdictions	(87,165)	(75,327)	(10,610)
	Effect of differing tax rates in different jurisdictions	49,280	84,086	11,843

The following table sets forth the effect of tax holiday and preferential tax treatments on our income tax expenses in each applicable jurisdiction, for the years ended December 31, 2022 and 2023.

	Year Ended December 31,
	2022	2023
	RMB	RMB	US$
	(in thousands)
PRC(1)	2,232	3,457	487
Others	—	—	—
Total	2,232	3,457	487

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

	Year Ended December 31,
	2022	2023
	RMB	RMB	US$
	(in thousands)
Selected Consolidated Statements of Comprehensive loss:
Revenues	884,066	669,503	94,298
Internet business	697,387	450,134	63,400
AI and others	186,679	219,369	30,898
Cost of revenues(1)	(252,561)	(231,940)	(32,668)
Gross profit	631,505	437,563	61,630
Operating income and expenses
Research and development(1)	(180,957)	(178,207)	(25,100)
Selling and marketing(1)	(476,853)	(242,511)	(34,157)
General and administrative(1)	(214,337)	(229,549)	(32,331)
Other operating income, net	15,051	2,867	404
Total operating expenses, net	(857,096)	(647,400)	(91,184)
Operating loss	(225,591)	(209,837)	(29,554)
Other income (expenses)
Interest income, net	35,710	60,978	8,589
Foreign exchange losses, net	(95,434)	(11,421)	(1,609)
Other income	101,265	96,765	13,630
Other expense	(361,730)	(574,135)	(80,866)
Loss before income taxes	(545,780)	(637,650)	(89,810)
Income tax benefits	25,089	43,781	6,166
Net loss	(520,691)	(593,869)	(83,644)
Less: net (loss)/income attributable to noncontrolling interests	(7,216)	9,029	1,272
Net loss attributable to Cheetah Mobile Inc.	(513,475)	(602,898)	(84,916)

(1) Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	Year Ended December 31,
	2022	2023
	RMB	RMB	US$
	(in thousands)
Cost of revenues	686	370	52
Research and development	1,580	580	82
Selling and marketing	1,899	509	72
General and administrative	3,698	32,095	4,520
Total	7,863	33,554	4,726

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenues. Our revenues decreased by 24.3% from RMB884.1 million in 2022 to RMB669.5 million (US$94.3 million) in 2023.

Internet business. Revenues from internet business decreased by 35.5% from RMB697.4 million in 2022 to RMB450.1 million (US$63.4 million) in 2023. The year-over-over decrease was primarily due to the strategic downsizing of our online advertising business and gaming business. In 2023, approximately 24.3% of our revenues from internet business were generated from advertising while the rest of its revenues were generated from other sources, such as providing premium membership services and software subscription services.

AI and others. Revenues from AI and others increased to RMB219.4 million (US$30.9 million) in 2023 from RMB186.7 million in 2022. This increase was primarily due to business growth from multi-cloud Management service and overseas advertising agency services as well as the acquisition of controlling stake in Beijing OrionStar.

Cost of revenues. Our cost of revenues decreased by 8.2% from RMB252.6 million in 2022 to RMB231.9 million (US$32.7 million) in 2023. This decrease was primarily due to lower costs related to our advertising and E-coupon vending robot business.

Gross profit. As a result of the foregoing, our gross profit decreased by 30.7% from RMB631.5 million in 2022 to RMB437.6 million (US$61.6 million) in 2023.

Gross margin. Our gross margin decreased to 65.4% for the year ended December 31, 2023 from 71.4% for the year ended December 31, 2022.

Operating expenses. Our operating expenses decreased by 24.5% from RMB857.1 million in 2022 to RMB647.4 million (US$91.2 million) in 2023 mainly due to our decreased marketing and promotion expenses on user acquisition for our internet business.

Research and development expenses. Our research and development expenses remained largely stable in 2022 and 2023, with the amount reaching RMB181.0 million and RMB178.2 million (US$25.1 million), respectively.

Selling and marketing expenses. Our selling and marketing expenses decreased by 49.1% year over year to RMB242.5 million (US$34.2 million) in 2023. This decrease was primarily due to decreased marketing and promotion expenses related to user acquisition for our internet business.

General and administrative expenses. Our general and administrative expenses increased by 7.1% year over year to RMB229.5 million (US$32.3 million) in 2023, which mainly resulted from share-based compensation expenses for our key employees.

Operating loss. As a result of the foregoing, we had an operating loss of RMB209.8 million (US$29.6 million) in 2023, as compared to an operating loss of RMB225.6 million in 2022.

Operating loss margin. We had an operating loss margin of 31.3% in 2023, as compared to an operating loss margin of 25.5% in 2022.

Other income. Other income was RMB96.8 million (US$13.6 million) in 2023, which was primarily due to gains from disposal of certain assets and long-term investments.

Other expense. Other expense was RMB574.1 million (US$80.9 million) in 2023, which was primarily due to fair value change and impairment of certain long-term investments.

Income tax benefit. Our income tax benefits was RMB43.8 million (US$6.2 million) in 2023, as compared to income tax benefits of RMB25.1 million in 2022.

Net loss attributable to Cheetah Mobile shareholders. Primarily as a result of the foregoing, our net loss attributable to Cheetah Mobile shareholders was RMB602.9 million (US$84.9 million) in 2023, as compared to a net loss attributable to Cheetah Mobile shareholders of RMB513.5 million in 2022.

Recent Accounting Pronouncements

A list of recent accounting pronouncements that are relevant to us is included in Note 2 to our consolidated financial statements, which are included in this annual report.

B.
Liquidity and Capital Resources

Cash Flows and Working Capital

We finance our operations and strategic investments primarily using our cash and cash equivalents, including our operating cash inflows and short-term investments. Cash and cash equivalents consist of cash on hand and bank deposits, which are unrestricted to withdrawal and use, and highly liquid investments with original stated maturity of three months or less. Short-term investments consist of highly liquid investments with original maturities of greater than three months but less than 12 months and investments that are expected to be realized in cash during the next 12 months. As of December 31, 2023, we had RMB2,021.2 million (US$284.7 million) in cash and cash equivalents and short-term investments.

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

The table below sets forth a breakdown of our cash by currency and location as of December 31, 2022 and 2023:

	As of December 31,
	2022	2023
	(in thousands of RMB)
Cash located outside of the PRC
—held by Company and Subsidiaries in US dollars	990,373	1,371,328
—held by Company and Subsidiaries in RMB	127,678	13,104
—held by Company and Subsidiaries in others	49,474	62,539
—held by VIEs in US dollars	2,459	16,744
—held by VIEs in others	567	1,438
Cash located in the PRC
—held by Company and Subsidiaries in RMB	116,802	271,966
—held by Company and Subsidiaries in US dollars	9,740	125,109
—held by Company and Subsidiaries in others	—	2,637
—held by VIEs in RMB	218,697	155,318
—held by VIEs in US dollars	9	8
Total cash and cash equivalents	1,515,799	2,020,191

The table below sets forth a breakdown of our short-term investments by location as of December 31, 2022 and 2023:

	As of December 31,
	2022	2023
	(RMB in thousands)
Short-term investments located outside of the PRC
—Time deposits located outside the PRC	69,796	1,023
Short-term investments located in the PRC
—Wealth management products located in the PRC	86,386	—
Total short-term investments	156,182	1,023

The following table sets forth a summary of our cash flows for the years indicated:

	Year Ended December 31,
	2022	2023
	RMB	RMB	US$
	(in thousands)
Net cash (used in)/provided by operating activities	(424,249)	550,462	77,530
Net cash provided by/(used in) investing activities	189,052	(49,061)	(6,909)
Net cash used in financing activities	(4,866)	(6,778)	(955)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	171,851	9,073	1,278
Cash, cash equivalents and restricted cash at the beginning of year	1,584,707	1,516,495	213,594
Net (decrease) increase in cash, cash equivalents and restricted cash	(68,212)	503,696	70,944
Cash, cash equivalents and restricted cash at the end of year	1,516,495	2,020,191	284,538

Operating Activities

Net cash provided by operating activities for the year ended December 31, 2023 was RMB550.5 million (US$77.5 million). This amount was primarily attributable to net loss of RMB593.9 million (US$83.6 million), (i) adjusted to add back impairment of assets of

RMB534.8 million (US$75.3 million); (iii) adjusted for changes in operating assets and liabilities that positively affected operating cash flow, primarily an increase in accrued expenses and other current liabilities RMB791.7 million (US$111.5 million), (iv) partially offset by changes in operating assets and liabilities that negatively affected operating cash flow, primarily due to an increase in accounts receivable RMB122.5 million (US$17.3 million).

Net cash used in operating activities for the year ended December 31, 2022 was RMB424.2 million. This amount was primarily attributable to net loss of RMB520.7 million, (i) adjusted for gains on disposal of investment RMB32.5 million; (ii) adjusted for impairment of assets RMB261.8 million, foreign currency exchange losses RMB95.4 million, depreciation of property and equipment RMB49.2 million; (iii) adjusted for changes in operating assets and liabilities that positively affected operating cash flow, primarily an increase in accrued expenses and other current liabilities RMB236.3 million, (iv) partially offset by changes in operating assets and liabilities that negatively affected operating cash flow, primarily due to an increase in prepayments and other current assets RMB447.2 million and an increase in accounts receivable RMB103.6 million.

Investing Activities

Net cash used in investing activities was RMB49.1 million (US$6.9 million) for the year ended December 31, 2023, primarily attributable to net cash paid for business acquisition of RMB238.1 million (US$33.5 million), purchase of short-term investments of RMB1,176.0 million(US$165.6 million) and purchase for long-term investments RMB23.7 million(US$3.3 million), partially offset by proceeds from maturity of short-term investments of RMB1,332.5 million(US$187.7 million).

Net cash provided by investing activities was RMB189.1 million for the year ended December 31, 2022, primarily attributable to proceeds from maturity of short-term investments of RMB1,111.5 million and proceeds from disposal of long-term investments of RMB153.5 million, partially offset by purchase of short-term investments of RMB1,005.1 million and purchase of long-term investments RMB69.6 million .

Financing Activities

Net cash used in financing activities was RMB6.8 million (US$1.0 million) for the year ended December 31, 2023.

Net cash used in financing activities was RMB4.9 million for the year ended December 31, 2022.

Material cash requirements

Our material cash requirements as of December 31, 2023 and any subsequent interim period primarily include our capital expenditures, operating lease obligations, and purchase obligations.

We incurred capital expenditures of RMB6.8 million and RMB9.7 million (US$1.4 million) in 2022 and 2023, respectively. Our capital expenditures were primarily attributable to purchase of computers and servers related to research and development activities and expenditures in our service robots leasing services . As our AI business expands, we may incur more capital expenditures for our AI business in the future.

Our operating lease obligations consist of the commitments under the lease agreements for our office premises, which include all future cash outflows under ASC Topic 842, Leases under Note 10 to our audited consolidated financial statements.

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

The following table sets forth our contractual obligations by specified categories as of December 31, 2023.

	Payment due by period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In thousands of RMB)
Operating lease obligations	32,498	14,426	18,072	—	—
Purchase obligations	197,578	67,522	130,056
Total	230,076	81,948	148,128	—	—

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2023.

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

C.
Research and Development, Patents, and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.
Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2023 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.
Critical Accounting Estimates

Critical Accounting Policies and Estimates

Our significant accounting policies are set forth in note 2 to our audited consolidated financial statements included in this annual report. We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. We have identified the following accounting policies as the most critical that involve the most significant judgments and estimates used in the preparation of our consolidated financial statements.

During which, estimates used for “Allowance for credit losses”, “Fair value measurements of Non-Marketable long-term investments”, “Fair Value Determination Related to the Accounting for Business Combinations” and “Impairment Assessment on Goodwill, Long-lived Assets and Intangible assets”, require management to make difficult, subjective and complex judgments that often as a result of the need to make estimate on matters that are inherently uncertain and which is likely that materially different amounts would be reported under different conditions or assumptions.

Consolidation of VIEs

PRC law currently restricts foreign ownership of internet-based and mobile-based businesses and regulates internet access, distribution of internet information services and value-added telecommunication services through strict business licensing requirements and other government regulations. We are a Cayman Islands company and to comply with these foreign ownership restrictions, we operate our website and conduct substantially the majority of our distribution and operation of internet value-added services and internet security services businesses in the PRC through the VIEs.

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

The following table presents our revenues disaggregated by revenue source:

	Year Ended December 31,
	2022	2023
	RMB	RMB	US$
	(in thousands)
Revenues:
Internet business
Online advertising	355,289	109,339	15,400
Internet value-added services	342,098	340,795	48,000
AI and Others
Advertising agency services	83,111	89,275	12,574
Multi-cloud Management Services	77,956	87,747	12,359
Sale and rental of robots and other AI hardware products	5,289	22,034	3,103
Technical consulting service and others	20,323	20,313	2,862
Total consolidated revenues	884,066	669,503	94,298

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

(i) VIP membership and software subscription. We offer various online software as well as on-promise software such as anti-virus, security protection, immediate communication and others to individual and enterprise customers.

While providing online software services, the customers do not take possession of the software. The software license and the when-and-if-available updates and related services are accounted for as a single performance obligation as the license, updates and services are inputs to a combined items in the contract. VIP membership services primarily include the right to get access to advertising-free and value-added services such as file and data recovery, malicious pop-up interception, PDF converting etc. VIP membership service and hosted software subscription service fees are paid for a specific contracted service period, which is normally no more than 12 months. Certain services have contracts with no fixed duration. For these indefinite term subscriptions, we estimated the expected contract period based on historical usage pattern and recognize related revenue over the expected contract period. Upfront payment is generally required and upon the receipt of membership fees and software subscription fees, we recognize the excess of payment received as compared to the recognized revenue as deferred revenue in “Accrued expenses and other liabilities” and revenue is recognized ratably over the membership period or the subscription period as services are rendered.

While providing on-premise software, the license provides the customer with a right to use the software as it exists when made available to the customer. We sell specific version of the software to the customer, and provide post-contract services such as post-delivery telephone support and post-contract customer support for the customer. The on-premise software licence and the post-contract services are accounted for a single performance obligation as post-contract services are mainly provided to answer questions about the use and the installation of the software which would not constitute a promise to a customer. Revenue is recognized upfront at the point in time when the software is made available to the customer. Software upgrades, such as version iteration, are additionally charged.

(ii) Game-related services. We sell both perpetual and consumable in-game virtual items. Perpetual in-game virtual items represent items that are accessible to the paying users as long as the users continue to play. Consumable virtual items represent items that can be consumed by specific user actions. We recognize revenues from the perpetual in-game virtual items over the estimated average paying users’ life, and revenues from the consumable in-game virtual items at a point in time when specific user actions are taken by paying users.

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

Sale of and rental of Robots and other AI hardware products

We generate revenue from sales of Robots and other AI hardware products. We recognize revenue generally at a point in time when the robots and other AI hardware products are delivered to customers. We provide standard warranty on all robots sold, which is not a separate performance obligation as it is intended to provide greater quality assurance to customers. Accordingly, standard warranty is accounted for in accordance with ASC 460, Guarantees, and the estimated costs are recorded as a liability when the Group transfers the control of robots to a customer. The consideration for sale of robots are normally paid in advance, which means the payments received are prior to the transfer of goods or services by us, we record a contract liability (deferred revenue) for the amount relating to those unperformed obligations.

Technical consulting and others services

We provide other services including technical consulting, services related to sale of robots, such as technical support, extended time warranty, maintenance service etc. Such revenue are recognized ratably over the term of the arrangement. We also sell food products and coupons which can be consumed for food services in the restaurants, such revenue is recognized when the products and services are delivered to customers.

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

Allowance for credit losses

We maintain an allowance for credit losses in accordance with ASC 326 and records the allowance for credit losses as an offset to assets such as accounts receivable, prepayments and other current assets and due from related parties, etc. and the estimated credit losses charged to the allowance is classified as “General and administrative” and “Other expenses” in the consolidated statements of comprehensive loss. We assess collectability by reviewing assets on a collective basis where similar characteristics exist, primarily based on similar business line, service or product offerings and on an individual basis when we identify specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, we consider historical collectability based on past due status, the age of the balances, credit quality of our customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect our ability to collect from customers. Because expected credit losses can vary substantially over time, estimating expected credit losses requires a number of assumptions about matters that are uncertain.

Fair value measurements of Non-Marketable long-term investments

We measure certain long-term investments at fair value on a recurring or non-recurring basis. For long-term investment accounted for using fair value option and long-term debt securities, we estimate their fair value on each reporting date. For equity securities accounted for under measurement alternative, we estimated the fair value when there’s an observable price changes for identical or similar investments of the same issuer or when qualitative assessment indicates that the investment is impaired. We continually review our investments in equity method investees to determine whether a decline in fair value below the carrying value is “other-than-temporary.” We estimate the investments’ fair value in accordance with the principles of ASC 820 and recognize the fair value change or impairment loss in the consolidated statements of comprehensive (loss) income accordingly. These judgments include valuation methods and key valuation assumptions and estimates. Changes in these estimates and assumptions could materially affect the fair value of such investments. See Note 22 of the Notes to the Consolidated Financial Statements for information regarding method and key assumptions used for fair value measurements of such investments.

Fair Value Determination Related to the Accounting for Business Combinations

We complete business combinations that require us to perform purchase price allocations. In order to recognize the acquisition date amounts of assets acquired and liabilities assumed, mainly consisting of intangible assets and goodwill, as well as the fair value of previously held equity interests, mezzanine equity and non-controlling interests, we primarily use valuation techniques such as discounted cash flow analysis under the income approach. Major assumptions used in determining the fair value related to the accounting for business combinations include future revenue growth rates, EBIT margin and discounted rate. The valuation of our acquired business was performed by independent valuation specialist. Although we believe that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material.

Impairment Assessment on Goodwill, Long-lived Assets and Intangible assets

We test annually, or whenever events or circumstances indicate that the carrying value of assets exceeds the recoverable amounts, whether goodwill and intangible assets with indefinite lives have suffered any impairment in accordance with the accounting policy stated in note 2 to our audited consolidated financial statements included in this annual report. For the impairment assessment on Goodwill, we may first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. In the qualitative assessment, we consider factors such as macroeconomic conditions, industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations, business plans and strategies of the reporting unit. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the quantitative impairment test is performed. We may also bypass the qualitative assessment and proceed directly to perform the quantitative impairment test. We perform the quantitative impairment test by comparing the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying amount of a reporting unit exceeds its fair value, the amount by which the carrying amount exceeds the reporting unit’s fair value is recognized as impairment. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, allocation of assets, liabilities and goodwill to reporting units, and determination of the fair value of each reporting unit.

For long-lived and intangible assets with finite lives, we perform an impairment assessment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. These assessments primarily use future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. The expected growth in revenues and operating margin, timing of future capital expenditures, an estimate of weighted average cost of capital and terminal growth rate are based on actual and prior year performance and market development expectations. The periods of the financial forecasts generally range from three to five years or a longer period if necessary. Judgment is required to determine key assumptions adopted in the cashflow projections and changes to key assumptions can significantly affect these cash flow projections and the results of the impairment tests.

Recognition of Income Taxes and Deferred Tax Assets/Liabilities

We account for income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. We record a valuation allowance against deferred tax assets netted off by deferred tax liability if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

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

Item 6. Directors, Senior Management and Employees

A.
Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Sheng Fu	46	Chief Executive Officer and Chairman of the Board of Directors
Tao Zou	48	Director
Thomas Jintao Ren	45	Chief Financial Officer and Director
Shengwu Wu	50	Independent Director
Dr. Yi Ma	51	Independent Director
Dr. Yun Zhang	47	Independent Director
Edward Mingyan Sun	41	Senior Vice President

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

Tao Zou has been our director since December 2016. Mr. Zou was appointed to be our director by Kingsoft Corporation Limited, at which he serves as an executive director and the chief executive officer. Mr. Zou also serves as a director of Seasun Holdings, Chairman of Kingsoft Office (SSE STAR Market: 688111) and vice chairman of the board, executive director and acting CEO of

Kingsoft Cloud (Stock Code: 03896 and NASDAQ: KC). Mr. Zou joined Kingsoft Corporation in 1998 serving various management roles. Mr. Zou graduated from Nankai University in 1997.

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

Shengwu Wu has held the position of global executive vice president at Tsinghua Unigroup and chairman of the board of the directors of Xiamen Education Technology Group Co., Ltd (SZSE: 000526) since 2019. Additionally, he currently serves as chairman of the board of the directors and chief executive officer of Unic Memory Technology Co. Ltd. Prior to joining Tsinghua Unigroup, Mr. Wu served as the deputy director of the Department of Electronic Information at the Ministry of Industry and Information Technology of the People’s Republic of China from 2016 to 2019, district head of Haishu District, Ningbo, China from 2011 to 2016, and director of Ningbo Information Industry Bureau from 2006 to 2011. With over two decades of experience in the information and communication technologies (ICT) field, Mr. Wu possesses extensive industry management experience. Mr. Wu received his bachelor’s degree in engineering and master’s degree in laws from Tsinghua University, and a Ph.D. degree in administration from Huazhong University of Science and Technology.

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

B.
Compensation

Compensation of Directors and Officers

For the fiscal year ended December 31, 2023, we paid an aggregate of approximately RMB 24.8 million (US$ 3.5 million) in cash to our executive officers and directors (excluding independent directors), and an aggregate of approximately RMB1.5 million (US$0.2 million) in cash to our independent directors. Our PRC entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefits. For the fiscal year ended December 31, 2023, we contributed an aggregate of approximately RMB0.8 million (US$0.1 million) for pension, retirement benefits or other similar benefits for our executive officers and directors.

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

2.
The 2013 Plan

Under the 2013 Plan, the maximum number of our ordinary shares that may be issued is 64,497,718 ordinary shares, and the 2013 plan has terminated upon its expiration in January 2024, and the remaining 706,618 forfeited and unvested restricted shares that have not been granted are cancelled.

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

Termination. The 2013 Plan has terminated automatically in January 2024.

3.
The 2014 Plan

We adopted the 2014 Plan in April 2014. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan is 122,545,665 Class A ordinary shares. As of March 31, 2024, 81,770,931 restricted shares (excluding those that have been forfeited) had been granted under the 2014 Plan.

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

Termination of the 2014 Plan. The 2014 Plan has a validity term of 10 years and was due to terminate in 2024. Upon approval of our board of directors, the validity term has been extended to April, 2029.

All restricted shares granted prior to the completion of our initial public offering under our share incentive plans entitle the holders to our Class B ordinary shares, while all restricted shares granted thereafter entitle the holders to Class A ordinary shares.

4.
The 2023 Plan

We adopted the 2023 Plan in April 2023. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2023 Plan is 145,000,000 ordinary shares. As of March 31, 2024, 103,270,550 restricted shares (excluding those that have been forfeited) had been granted under the 2023 Plan.

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

The following table summarizes, as of March 31, 2024, the restricted shares that we granted to our current directors and executive officers and to other individuals as a group under our 2011 Plan, 2013 Plan, 2014 Plan and 2023 plan, and which remained outstanding.

	Number of Restricted Shares Outstanding	Purchase Price (US$/Share)	Date of Grant
Sheng Fu	42,831,800	N/A	June 22, 2023
Edward Mingyan Sun	*	N/A	May 1, 2017
	*	N/A	October 1, 2017
	*	N/A	April 1, 2018
	*	N/A	June 22, 2023
Thomas Jintao Ren	*	N/A	June 22, 2023
Individuals as a group	*	N/A	—
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
•
reporting regularly to the board.

Compensation Committee

Our compensation committee consists of and is chaired by Shengwu Wu. Our board of directors has determined that Shengwu Wu satisfies the “independence” standards under applicable NYSE corporate governance rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Shengwu Wu, and Dr. Yi Ma and is chaired by Dr. Yi Ma. Our board of directors has determined that Shengwu Wu and Dr. Yi Ma both satisfy the “independence” standards under applicable NYSE corporate governance rules. The committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The committee is responsible for, among other things:

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

D.
Employees

We had 851, 713 and 845 employees as of December 31, 2021, 2022 and 2023, respectively. The following table sets forth the number of our employees, categorized by function, as of December 31, 2023:

Function	Number of Employees
Operations	81
Research and development	336
Sales and marketing	205
General and administrative	223
Total	845

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2024 by:

•
each of our current directors and executive officers; and
•
each person known to us to own beneficially more than 5% of our shares.

Percentage of beneficial ownership is based on 1,500,061,785 total issued and outstanding ordinary shares as of March 31, 2024, representing the sum of 493,104,900 Class A ordinary shares and 1,006,956,885 Class B ordinary shares of our company.

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

	Shares Beneficially Owned		Ordinary Shares Beneficially Owned	Voting Power
	Class A Ordinary Shares	Class B Ordinary Shares	%(1)	%(2)
Directors and Executive Officers**:
Sheng Fu(3)	31,012,650	100,722,938	8.8	47.6
Tao Zou(4)	—	—	—	—
Thomas Jintao Ren	*	*	*	*
Shengwu Wu(5)	—	—	—	—
Dr. Yi Ma(6)	*	—	*	—
Dr. Yun Zhang(7)	*	—	*	—
Edward Mingyan Sun	*	*	*	*
All directors and executive officers as a group	37,687,320	106,340,288	9.6	48.2
Principal Shareholders:
Kingsoft Corporation Limited(8)	11,800,547	662,806,049	45.0	25.0
Tencent Holdings Limited(9)	15,031,120	220,481,928	15.7	21.0
Sheng Global Limited(10)	29,996,440	97,563,128	8.5	9.5

Notes

* Less than 1% of our total outstanding Class A and Class B ordinary shares.

** Unless otherwise indicated in the notes below, the business address for our directors and executive officers is Building No. 11Wandong Science and Technology Cultural Innovation Park No.7 Sanjianfangnanli, Chaoyang District, Beijing 100024, People’s Republic of China.

(1)
Percentage ownership is calculated by dividing the number of Class A and Class B ordinary shares beneficially owned by a given person or group by the sum of (i) 1,500,061,785 ordinary shares and (ii) the number of Class A and Class B ordinary shares that such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after March 31, 2024.
(2)
Percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by a given person or group with respect to the sum of all outstanding shares of our Class A and Class B ordinary shares. The holders of our Class B ordinary shares are entitled to ten votes per share, and holders of our Class A ordinary shares are entitled to one vote per share.
(3)
Represents (i) 25,996,440 Class A ordinary shares represented by restricted ADSs and 90,263,128 Class B ordinary shares held by Sheng Global Limited, a British Virgin Islands company wholly owned by Mr. Fu, (ii) 4,000,000 Class A ordinary shares (represented by restricted ADSs) and 7,300,000 Class B ordinary shares beneficially owned by Sheng Global Limited through FaX Vision Corporation, a British Virgin Islands company controlled by Sheng Global Limited, (iii) 585,800 Class B ordinary shares that have vested to Mr. Fu under our 2011 Plan, and (iv) 1,016,210 Class A ordinary shares and 2,574,010 Class B ordinary shares that have vested to Mr. Fu under our 2013 Plan. Kingsoft Corporation have delegated approximately 37.8% voting power of our company held by Kingsoft Corporation to Mr. Sheng Fu, effective October 1, 2017. For further details, see “Item 4. Information on the Company—A. History and Development of the Company”.
(4)
The business address of Mr. Zou is c/o Kingsoft Corporation Limited, Building D, Xiaomi Campus, No.33 Xierqi Middle Road, Haidian District, Beijing, People’s Republic of China.
(5)
The business address of Shengwu Wu is Building No.6, Zijinzhuangyuan, Haidian District, Beijing, People’s Republic of China.
(6)
The business address of Dr. Ma is ECS Department, 333A Cory Hall#1770 University of California, Berkeley, CA 94720-1770, USA.
(7)
The business address of Dr. Zhang is 6402 Middleburg Ln, Bethesda, MD 20817, USA.
(8)
Represents (i) 5,040,877 Class A ordinary shares, (ii) 6,759,670 Class A ordinary shares represented by ADSs, and (iii) 662,806,049 Class B ordinary shares held by Kingsoft Corporation. Kingsoft Corporation is a Cayman Islands company listed on the Hong Kong Stock Exchange (Stock Code: 3888). Kingsoft Corporation have delegated approximately 37.8% voting power of our company held by Kingsoft Corporation to Mr. Sheng Fu, effective October 1, 2017. For further details, see “Item 4. Information on the Company—A. History and Development of the Company.” Kingsoft Corporation’s business address is Building D, Xiaomi Campus, No.33 Xierqi Middle Road, Haidian District, Beijing, People’s Republic of China.

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
(10)
Represents (i) 25,996,440 Class A ordinary shares represented by restricted ADSs and 90,263,128 Class B ordinary shares held by Sheng Global Limited, and (ii) 4,000,000 Class A ordinary shares and 7,300,000 Class B ordinary shares held by FaX Vision Corporation, a British Virgin Islands company controlled by Sheng Global Limited. The registered address of Sheng Global Limited is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

As of March 31, 2024, to our knowledge, on the same basis of calculation as above, 462,819,310 Class A ordinary shares represented by ADSs, or approximately 30.85% of our total outstanding ordinary shares were held by one record shareholder in the United States, namely The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Transactions and Agreements with Kingsoft Corporation

Kingsoft Corporation is one of our principal shareholders, with beneficial ownership and voting power of 45.0% and 25.0%, respectively, of our outstanding Class A and Class B ordinary shares on an as-converted basis as of March 31, 2024.

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

We also purchase cloud services from Kingsoft Group. On July 1, 2022, we entered into a cloud service agreement with a subsidiary of Kingsoft Corporation, pursuant to which, Kingsoft Group provide us with cloud and relevant technical support services for an initial term until August 1, 2023, and upon expiration of the initial term the agreement was automatically renewed for one year pursuant to its terms.

For the years ended December 31, 2021, 2022 and 2023, we recognized aggregate fees of RMB19.1 million, RMB15.2 million and RMB14.2 million (US$2.0 million), respectively, to Kingsoft Corporation and its subsidiaries for the services they provided to us.

Transactions with Tencent Group

We entered into a strategic cooperation agreement dated December 27, 2013 with Shenzhen Tencent Computer Systems Company Limited, or Tencent Shenzhen, to promote various types of products of Tencent Holdings Limited, its subsidiaries and their respective associates, or collectively the Tencent Group, through various forms of promotion services on our mobile and PC applications and platforms. Tencent Shenzhen is a subsidiary of Tencent Holdings Limited, one of our major beneficial shareholders. The price of services provided between us and Tencent Shenzhen will be based on (i) the prevailing fair market price, (ii) the actual cost incurred plus a reasonable profit margin, or (iii) a price with reference to the price or reasonable profit margin of an independent third party conducting the similar transactions. The term of the cooperation agreement was from January 1, 2014 to December 31, 2015. On December 30, 2015, we entered into a new strategic cooperation agreement with Tencent Shenzhen, pursuant to which we and the Tencent Group will continue to provide promotion services to each other. We and Tencent Group may enter into individual agreements from time to time accordingly, and except of promotion services, we also purchase cloud services from Tencent Group. For the years ended December 31, 2021, 2022 and 2023, we recognized total revenues of RMB40.3 million, RMB12.5 million and RMB9.6 million (US$1.3 million), respectively, from the Tencent Group, and recognized aggregate fees of RMB32.6 million, RMB20.5 million and RMB13.3 million (US$1.9 million), respectively, to the Tencent Group.

Transactions with Beijing OrionStar

In 2017, we completed capital injection into Beijing OrionStar, an artificial intelligence company incorporated in China and founded by Mr. Sheng Fu, and subsequently made further investment in Beijing OrionStar. In 2022, Beijing OrionStar completed a new round of financing, and subsequent to the financing, our equity interest in Beijing OrionStar was diluted to 37.74%. In November 2023, we acquired an aggregate of 35.17% equity interest of Beijing OrionStar from certain of the existing shareholders of Beijing OrionStar with an aggregate cash consideration of RMB268.7 million (US$37.8 million). Upon completion of the transaction, our equity interest in Beijing OrionStar increased to 72.91% and consolidated the financial results of Beijing OrionStar since November 30, 2023. Consequently, transactions with Beijing OrionStar should no longer be considered as related party transactions from that date onwards.

From 2018, we entered into distribution and several AI robots purchase agreements with Beijing OrionStar. For the years ended December 31, 2021, 2022 and for the period ended November 30, 2023, we purchased products from OrionStar of RMB40.3 million, RMB1.1 million and RMB1.0 million (US$0.1 million), respectively.

From December 2018, we entered into several commissioned development and service agreements, with Beijing OrionStar, pursuant to which Beijing OrionStar agrees to provide technical and promotion service to us. For the years ended December 31, 2021, 2022 and for the period ended November 30, 2023, we recognized total cost of RMB3.8 million, RMB0.3 million and RMB2.3 million (US$0.3 million), respectively.

From 2018, we entered into several service agreements with Beijing OrionStar, pursuant to which we provide technical and multi-cloud management services to Beijing OrionStar. For the years ended December 31, 2021, 2022 and for the period ended November 30, 2023, we recognized total revenue of RMB3.9 million, RMB2.6 million and RMB2.4 million (US$0.3 million), respectively.

In 2021, we provided a convertible loan of RMB100.0 million at an annual simple interest rate of 8% with 2 years maturity to Beijing OrionStar. The conversion features were considered as embedded derivatives that do not meet the criteria to be bifurcated and were accounted for together with the loan receivable. We extended the maturity date by one year in 2023 and exercised our right under the convertible loan to convert all of the principal and the accrued interest into Beijing OrionStar's equity interest in Jan 2024.

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

On January 9, 2023, Live.me modified its share capital by dividing ordinary shares into Class A ordinary shares and Class B ordinary shares with different voting rights, subsequent to the modification, we hold 49.6% of Live.me’s share capital, which stands for 49.6% equity interest and 17.25% voting rights of Live.me.

From 2019, we entered into several service agreements with Live.me, pursuant to which we provide technical, multi-cloud management and other services to Live.me. For the years ended December 31, 2021, 2022 and 2023, we recognized total revenue of RMB11.7 million, RMB33.3 million and RMB35.0 million (US$4.9 million), respectively. In 2020, we disposed an internet related business to Live.me with total consideration amounted to RMB11.1 million.

Transactions with Pixiu. Inc

From 2017, we entered into several service agreements with Pixiu. Inc, pursuant to which we provide technical, multi-cloud management and other services to Pixiu. Inc. For the years ended December 31, 2021, 2022 and 2023, we recognized total revenue of RMB9.6 million, RMB0.4 million and RMB1.0 million (US$0.1 million), respectively.

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

We and certain of our current and former officers were named as defendants in two putative securities class actions filed on June 25, 2020 and July 31, 2020, respectively, in the U.S. District Court for the Central District of California. On August 24, 2020, the Court consolidated the two cases under the caption In re: Cheetah Mobile, Inc. Securities Litigation (Case No. 2:20-cv-05696). On March 15, 2021, the plaintiffs filed an amended complaint, in which they sought to represent a class of persons who allegedly suffered damages as a result of their trading in our ADRs between April 26, 2017 and March 24, 2020. The action alleged that we made false or misleading statements regarding our business and operations in violation of Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. On March 30, 2022, the Court granted the Company’s motion to dismiss, but gave the plaintiffs leave to amend. On May 6, 2022, the parties reached a stipulation, pursuant to which the plaintiffs voluntarily dismissed the claims asserted in the action, and agreed that they would not amend the complaint or appeal the Court’s order. The case is now closed. For risks and uncertainties relating to any lawsuits against us, please see “Item 3. Key Information—D. Risk Factors—Risks Relating to the ADSs —We have incurred increased costs as a result of being a public company, and the costs may continue to increase in the future.” For further information on certain legal proceedings and arbitration that we are currently involved in, see “Note 17. Commitment and Contingencies—Litigation and investigation” to our consolidated financial statements for the years ended December 31, 2021, 2022 and 2023 included in this annual report.

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

United States Federal Income Taxation

The following discussion is a summary of the material United States federal income tax considerations relating to the ownership, and disposition of the ADSs or Class A ordinary shares by a U.S. holder (as defined below) that holds the ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This discussion does not address all aspects of United States federal income taxation that may be important to particular holders in light of their individual circumstances, including holders subject to special tax rules (for example, banks or other financial institutions, insurance companies, broker-dealers, pension plans, cooperatives, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), holders who are not U.S. holders, holders who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), holders who acquired their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation, holders that hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or holders that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, except to the extent described below, this discussion does not discuss any alternative minimum tax, state, or local tax, non-United States tax considerations, any non-income tax (such as the United States federal gift and estate tax) considerations, or the Medicare tax considerations. Each U.S. holder is urged to consult its tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations with respect to its ownership and disposition of the ADSs or Class A ordinary shares.

General

For purposes of this discussion, a “U.S. holder” is a beneficial owner of ADSs or Class A ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

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

For United States federal income tax purposes, it is generally expected that a U.S. holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs generally are not expected to be subject to United States federal income tax. The remainder of this discussion assumes that a U.S. holder of ADSs will be treated in this manner.

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any tax withheld) paid on the ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. holder as dividend income on the day actually or constructively received by the U.S. holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a “dividend” for United States federal income tax purposes. A non-corporate recipient of dividend income may be subject to tax on dividend income from a “qualified foreign corporation” at a reduced United States federal income tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met.

A non-United States corporation (other than a corporation that is a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation(a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2023, and we will likely be classified as a PFIC for our current taxable year. U.S. holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to the ADSs or Class A ordinary shares in their particular circumstances.

Dividends received on the ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

Dividends paid on the ADSs or Class A ordinary shares will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under the PRC Enterprise Income Tax Law, a U.S. holder may be subject to PRC withholding taxes on dividends paid on the ADSs or Class A ordinary shares. See “—People’s Republic of China Taxation.” A U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on the ADSs or Class A ordinary shares. Pursuant to the Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the income tax treaty between the United States and the PRC (the “Treaty”) or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares. A U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholding taxes, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. holders are advised to consult their tax advisors regarding the availability of the foreign tax credit or deduction under their particular circumstances, their eligibility for benefits under the Treaty and the potential impact of the Treasury Regulations.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. holder will generally recognize capital gain or loss upon the sale or other disposition of the ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term if the ADSs or Class A ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gain of non-corporate U.S. holders is generally eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations. In the event that we are treated as a PRC “resident enterprise” under the PRC Enterprise Income Tax Law and gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in the PRC, a U.S. holder that is eligible for the benefits of the Treaty may elect to treat the gain as PRC source income. Pursuant to the Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares. U.S. holders are advised to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of the ADSs or Class A ordinary shares, including the availability of the foreign tax credit or deduction under their particular circumstances, their eligibility for benefits under the Treaty and the potential impact of the Treasury Regulations.

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2023, and we will likely be classified as a PFIC for our current taxable year. U.S. holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of the ADSs or Class A ordinary shares in their particular circumstances.

Passive Foreign Investment Company Rules

Based on the market price of our ADSs, the value, nature and the composition of assets (in particular the substantial amount of cash and investments), we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2023, although there can be no assurance in this regard.

A non-United States corporation, such as our company, will be a PFIC for United States federal income tax purposes, if, in the case of any particular taxable year, after applying applicable look-through rules, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We generally will be treated as owning a proportionate share of the assets held and earning a proportionate share of the income received, by any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Although the law in this regard is unclear, we treat the VIEs as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements.

If we are a PFIC for any taxable year during which a U.S. holder holds the ADSs or Class A ordinary shares (as we believe we are for the 2023 taxable year and the prior two years), we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds the ADSs or Class A ordinary shares even if we cease to meet the threshold requirements for PFIC status, unless a U.S. holder makes a taxable “deemed sale” election that may allow the U.S. holder to eliminate the continuing PFIC status under certain circumstances. Additionally, unless the U.S. holder makes a mark-to-market election or a qualified electing fund (QEF) election (as described below), the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, for subsequent taxable years, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of the ADSs or Class A ordinary shares. Under the PFIC rules:

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

If we are a PFIC for any taxable year during which a U.S. holder holds the ADSs or Class A ordinary shares (as we believe we are for the 2023 taxable year and the prior two years) and any of our non-United States subsidiaries is also a PFIC, such U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to the ADSs (but not with respect to our Class A ordinary shares, which are not listed on the NYSE), provided that the ADSs are regularly traded on the NYSE. If a mark-to-market election is made, the U.S. holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. holder makes an effective mark-to-market election, in each taxable year that we are a PFIC any gain recognized upon the sale or other disposition of the ADSs will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

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

We do not intend to provide information necessary for U.S. holders to make QEF elections, which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

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

Backup Withholding and Information Reporting

Dividends paid on, and proceeds from the sale or other disposition of, the ADSs or Class A ordinary shares to a U.S. holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. holder will generally be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely manner.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest income generated by excess cash, which is mainly held in interest-bearing bank deposits, loans and interest expense generated from certain bank loans. We generated interest income of RMB25.4 million, RMB35.7 million and RMB62.0 million (US$8.7 million), and interest expense of nil , nil and RMB1.1 million (US$0.2 million), for the years ended December 31, 2021, 2022 and 2023, respectively. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Market Price Risk

We are exposed to market price risk primarily with respect to investment securities held by us which are reported at fair value. A substantial portion of our investment in equity investees are held for long-term appreciation or for strategic purposes. And are accounted for under equity method or measurement alternative and not subject to market price risk. We are also exposed to commodity price risk in our AI business as increase of component price may in turn increase our cost in robots sales and operations.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2023, our disclosure controls and procedures were effective.

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

Based upon this evaluation, our management has concluded that, our internal control over financial reporting was effective as of December 31, 2023.

Attestation Report of the Registered Public Accounting Firm

Because our Company is a non-accelerated filer, this annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control over Financial Reporting

In connection with the preparation and external audit of our consolidated financial statements as of and for the year ended December 31, 2022, we and our independent registered public accounting firm identified a material weakness in internal control over financial reporting and concluded that our internal control over financial reporting was ineffective as of December 31, 2022. The material weakness identified was lack of sufficient expertise in determining fair value measurement for valuation of certain long-term investments.

Following the identification of the above-mentioned material weakness, we have taken measures to remediate the material weakness including but not limited to (i) improving the review and monitoring control over the fair value measurement for valuation by conducting more detailed review of valuation analysis; (ii) carrying out in-depth training on valuation review including complex valuation model and techniques for accounting and reporting personal, and assign the well-trained reporting director as the responsible person for determining and reviewing the properness of fair value measurement. During the fiscal year ended December 31, 2023, our management completed the design, implementation and testing of the newly designed and enhanced controls and determined that, as of December 31, 2023, these controls were appropriately designed and operating effectively to conclude the prior year’s material weakness has been remediated.

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

	2022	2023
	(in thousands)

Audit fees(1)	US$1,391	US$1,232
Tax fees(2)	US$117	US$99

Notes:

(1)
Audit fees means the aggregate fees incurred in each of the fiscal periods listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.
(2)
Tax fees means the aggregated fees incurred in each of the fiscal periods listed for professional services rendered by our former auditor, Ernst & Young Hua Ming LLP and their respective affiliates, for tax compliance, tax advice and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Ernst & Young Hua Ming LLP and Marcum Asia CPAs LLP and their respective affiliates.

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

The Corporate Governance Rules of the NYSE permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Currently, we rely on home country practice exemption with respect to the requirements for:

•
an audit committee composed of at least three members;
•
a majority of the board consisting of independent directors;
•
shareholders’ approval of all equity-compensation plans and material revisions thereto; and
•
annual shareholders’ meeting.

We obtained the board approval but not shareholder approval for adopting the 2023 Plan, and did not hold an annual shareholders’ meeting in 2023. We may also opt to rely on additional home country practice exemptions in the future. As a result, our shareholders may be afforded less protection than they otherwise would under the New York Stock Exchange corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the ADSs—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance rules; these practices may afford less protection to shareholders than they would enjoy if we comply fully with the NYSE corporate governance rules. In addition, we are also a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.”

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

Not applicable.

Item 16K. Cybersecurity

Risk Management and Strategy

Faced with an increasingly complex internet environment and frequent hacker attacks, we recognize that cybersecurity threats may pose serious challenges to our operations. Over the years, we have developed and regularly refined a robust suite of cybersecurity management systems to bolster our defenses, including standards for vulnerability management, incident handling, secure coding, employee conduct, and data control. These systems are complemented by monthly information security reports that track external attacks and disseminate alerts within our company. Concurrently, we undertake thorough cybersecurity risk assessments that encompass our technological framework, data assets, and operational procedures. Through comprehensive evaluations, we identify and rank potential risks, enabling us to allocate resources and adapt our strategies to mitigate the most pressing threats. This approach is integral for maintaining an effective cyber protection ecosystem.

We have also deployed a comprehensive cybersecurity defense program, which is built on a multi-layered architecture that extends across network boundaries, endpoints, applications, and data, fortified by real-time monitoring through a security information and event management system. Measures such as advanced firewalls, intrusion detection, antivirus defenses, application security protocols, and robust encryption safeguard our digital infrastructure. Additionally, we foster a culture of security awareness through continuous education and a dedicated portal for cybersecurity updates. The expertise of independent third-party professionals also plays a pivotal role in our cybersecurity strategy, offering valuable guidance to identify improvement opportunities across our processes and controls.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our board of directors oversees our overall management of assorted risks, including those arising out of cybersecurity threats or incidents. Under the supervision and guidance of our board of directors, we have established and maintained necessary processes for assessing, identifying, monitoring, and mitigating cybersecurity risks. Our board of directors also works to ensure that we have appropriated adequate resources for implementing these processes to protect our company against cybersecurity threats and incidents. Edward Mingyan Sun, our senior vice president, plays a leading role in policy formulation, risk assessment, and defense construction in relation to risks of cybersecurity threats. Not only did Mr. Sun serve management roles at reputable technology companies such as Qihoo 360 and Trent Micro, but he also has extensive experience in the development and application of cybersecurity products.

We have also established a dedicated security department responsible for our company’s everyday cybersecurity maintenance. Our security department works closely with the management to foster a culture of security awareness and ensure the rigorous enforcement of cybersecurity policies. The department is engaged in deploying robust security controls to safeguard our digital infrastructure and committed to performing comprehensive routine checks to preemptively identify and mitigate potential cybersecurity threats. A critical aspect of its role involves providing expert guidance and oversight to various teams within the company, ensuring that all employees adhere strictly to established protocols related to cybersecurity and privacy. Once risks of cybersecurity threats or incidents that may materially affect our operations are identified, the security department shall inform our board of directors on a timely basis and prepare disclosure materials thereon as needed for the approval by our board of directors.

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

2.4	Description of Securities (incorporated by reference to Exhibit 2.4 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 18, 2023)

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

4.4	2023 share incentive plan (incorporated by reference to Exhibit 4.4 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 18, 2023)

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

4.69* †	Equity Transfer Agreement between Beijing Kingsoft Internet Security Software Co., Ltd. and Sheng Fu, dated October 31, 2023, with respect to Beijing OrionStar Technology Co., Ltd.

4.70* †

Equity Transfer Agreement between Beijing Kingsoft Internet Security Software Co., Ltd., Beijing Kangyuan Tongxin Management Consulting Center (Limited Partnership) and Beijing Kangzheng Tongxin Management Consulting Center (Limited Partnership) dated November 30, 2023, with respect to Beijing OrionStar Technology Co., Ltd

4.71* †

Equity Transfer Agreement between Beijing Kingsoft Internet Security Software Co., Ltd. and Norma (Shanghai) Investment Consulting Company, dated November 30, 2023, with respect to Beijing OrionStar Technology Co., Ltd.

4.72* †

Equity Transfer Agreement between Beijing Kingsoft Internet Security Software Co., Ltd. and Tianjin Purple Cow Startups Assets Management Partnership (Limited Partnership), dated November 30, 2023, with respect to Beijing OrionStar Technology Co., Ltd.

4.73* †	Equity Transfer Agreement between Cheetah Technology Corporation Limited and West Origin Orion LP, dated November 30, 2023, with respect to Beijing OrionStar Technology Co., Ltd.

4.74* †	Equity Transfer Agreement between Cheetah Technology Corporation Limited and Future Capital Discovery Fund II, L.P., dated November 30, 2023, with respect to Beijing OrionStar Technology Co., Ltd.

4.75* †

Share Purchase Agreement in respect of Beijing OrionStar Technology Co., Ltd., dated January 9, 2024, among Gongqingcheng Orion Industrial Investment Center (Limited Partnership), Cheetah Technology Corporation Limited, and Beijing Kingsoft Internet Security Software Co., Ltd.

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

15.4

Letter from Ernst & Young Hua Ming LLP to the Securities and Exchange Commission, dated April 18, 2023 (incorporated by reference to Exhibit 15.4 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 18, 2023)

97.1*	Clawback Policy

Exhibit Number	Description of Document

101.INS*	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH*	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed herewith.

** Furnished herewith.

† Portions of this document have been omitted because they are both not material and are the type that we treat as private or confidential.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Cheetah Mobile Inc.

By:	/s/ Sheng Fu
Name: Sheng Fu
Title: Chief Executive Officer and Director

Date: April 18, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Cheetah Mobile Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Cheetah Mobile Inc. (the “Company”) as of December 31, 2022 and 2023, the related consolidated statements of comprehensive loss, cash flows and changes in shareholders’ equity for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We also have audited the adjustments to the 2021 consolidated financial statements to retrospectively apply the adjustments to reflect the change in the ratio of the ADS to the Company’s Class A ordinary shares, as described in Note 20. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2021 financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2021 financial statements taken as a whole.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

Purchase price allocation for business combination

Description of the Matter

On November 30, 2023, the Company acquired additional 35.17% equity interest of Beijing OrionStar and consolidated its financial results since November 30, 2023. The aggregate consideration is RMB773.1 million, which is comprised of cash consideration of RMB268.7 million, fair value of previously held equity interests RMB316.7 million and settlement of pre-existing convertible debt and receivables of RMB187.7 million. As of the acquisition date, the purchase price was allocated to the identified assets and liabilities assumed, which were recorded at fair value, mainly including intangible assets with finite lives of RMB212.0 million and goodwill of RMB577.0 million. Management applied significant judgments and estimates in the determination of the appropriate valuation models used in support of the purchase price allocation and the application of significant assumptions in the model.

Auditing the purchase price allocation was complex and required subjective auditor judgment due to the significant inputs used when measuring the fair value, including forecasted revenue, EBIT margin, discount rate, which are forward-looking and could be materially affected by future economic and market conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding of the design and implementation of the controls related to the Company's business combination and the management review control over the fair value measurement related to business combination.

We performed audit procedures that included, among others, reading the share purchase agreements, testing the significant inputs and the underlying data used by the Company. We tested the income approach and evaluated the reasonableness of the significant inputs and assumptions in its projected financial information. We obtained and evaluated the evidence to support the key significant assumptions, performed retrospective review and analyzed industry and economic trends.

With the assistance of our valuation specialists, we assessed the valuation techniques, tested the unobservable inputs including but not limited to discount rate and volatility used in the valuation methodologies by comparing certain assumptions to industry, market information and comparable companies. We performed independent recalculation of the fair value based on management’s significant inputs and compared them to the Company’s valuation results.

Impairment assessment of equity investments accounted for using the measurement alternative

Description of the Matter

As of December 31, 2023, the Company’s consolidated balance of equity investments accounted for using the measurement alternative was RMB 539.4 million. The Company makes a qualitative assessment considering impairment indicators to evaluate whether investments are impaired at each reporting date. If a qualitative assessment indicates that an investment is impaired, the Company estimates the investment’s fair value and recognizes an impairment loss if the fair value is less than the investment’s carrying value.

Auditing the Company’s impairment assessment was complex and required subjective auditor judgment due to the significant judgment involved in management’s assessment of whether indicators of impairment existed, and if so, determining whether these investments were impaired. In addition, auditing the fair value of the Company’s investments in investees without observable market prices was highly judgmental due to the subjectivity of the unobservable inputs used by management in the valuation methodologies to determine the fair value for these investments, including selection of comparable companies, volatility, and probability of exit events as it relates to liquidation and redemption preferences. These unobservable inputs and resulting fair value estimates may be affected by unexpected changes in future economic and market conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding of the design and implementation of the controls related to the Company’s impairment indicators assessment and the management review control over the Company’s fair value measurement of its long-term investments.

To test the impairment assessment of equity investments accounted for using the measurement alternative, we performed audit procedures that included, among others, evaluating management’s assessment as to whether indicators of impairment existed and investments were impaired by considering the financial condition and operating results of the investees, as well as other relevant market information.

With the assistance of our valuation specialists, we evaluated the appropriateness of the valuation methodologies used by management to determine the fair value of investments and performed audit procedures on the significant inputs and the underlying data used by (i) obtaining understanding of the comparable companies and assessing the reasonableness of the selection, (ii) comparing to industry, business, market data or information available from third-party sources. We also performed recalculation of the fair value of long-term investments based on management’s significant inputs and compared them to the Company’s valuation results.

We also obtained management’s sensitivity analysis of its significant assumptions, and evaluated the sensitivity of the significant assumptions and potential management bias.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2022.

Beijing, China
April 18, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Cheetah Mobile Inc. (the Company)

Opinion on the Financial Statements

We have audited, before the effects of retrospective adjustments to reflect the change in the ratio of the ADS to the Company’s Class A ordinary shares as described in Note 20, the accompanying consolidated statements of comprehensive loss, cash flows and changes in shareholders’ equity for the year ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements, before the effects of retrospective adjustments to reflect the change in the ratio of the ADS to the Company’s Class A ordinary shares as described in Note 20, present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

We were not engaged to audit, review or apply any procedures to the retrospective adjustments to reflect the change in the ratio of the ADS to the Company’s Class A ordinary shares as described in Note 20, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by Marcum Asia CPAs LLP.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Beijing, The People’s Republic of China

July 26, 2022

CHEETAH MOBILE INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2022 AND 2023

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

		As of December 31,
	Notes	2022	2023
		RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents		1,515,799	2,020,191	284,538
Restricted cash		696	—	—
Short-term investments	4	156,182	1,023	144
Accounts receivable (net of allowance for credit losses of RMB102,161 and RMB132,881 (US$18,716) as of December 31, 2022 and 2023, respectively)	5	283,774	401,064	56,489
Prepayments and other current assets, net	6	968,145	973,127	137,062
Due from related parties, net	15	199,099	71,505	10,071
Total current assets		3,123,695	3,466,910	488,304
Non-current assets
Property and equipment, net	7	58,727	53,884	7,589
Operating lease right-of-use assets	10	39,579	30,451	4,289
Intangible assets, net	8	8,430	218,559	30,783
Goodwill	9	—	576,989	81,267
Long-term investments	4	1,792,331	937,460	132,038
Due from related parties, net	15	3,840	—	—
Deferred tax assets	14	19,337	188,503	26,550
Other non-current assets		93,480	160,428	22,597
Total non-current assets		2,015,724	2,166,274	305,113
Total assets		5,139,419	5,633,184	793,417
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY

Current liabilities (including current liabilities of the VIEs and VIEs’ subsidiaries without recourse to the Company amounting to RMB226,846 and RMB247,735 (US$34,893) as of December 31, 2022 and 2023, respectively) (Note 1)

Bank Loans		—	5,000	704
Accounts payable		132,994	170,185	23,970
Accrued expenses and other current liabilities	11	1,586,769	2,437,210	343,273
Due to related parties	15	23,629	84,147	11,852
Income tax payable		35,135	31,603	4,451
Total current liabilities		1,778,527	2,728,145	384,250

CHEETAH MOBILE INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2022 AND 2023

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

		As of December 31,
	Notes	2022	2023
		RMB	RMB	US$

Non-current liabilities (including non-current liabilities of the VIEs and VIEs’ subsidiaries without recourse to the Company amounting to RMB2,339 and RMB 2,837(US$400) as of December 31, 2022 and 2023, respectively) (Note 1)

Deferred tax liabilities	14	55,770	54,540	7,682
Other non-current liabilities	11	200,336	189,943	26,753
Total non-current liabilities		256,106	244,483	34,435
Total liabilities		2,034,633	2,972,628	418,685
Commitments and contingencies	17

Mezzanine equity:
Redeemable noncontrolling interests	19	—	105,978	14,927

Shareholders’ equity
Class A ordinary shares (par value of US$0.000025 per share; 7,600,000,000 shares authorized; 480,604,900 and 493,104,900 shares issued as of December 31, 2022 and 2023, respectively; 479,458,004 and 487,212,501 shares outstanding as of December 31, 2022 and 2023, respectively)	18	80	81	11
Class B ordinary shares (par value of US$0.000025 per share; 1,400,000,000 shares authorized; 970,015,685 and 1,006,956,885 shares issued as of December 31, 2022 and 2023, respectively; 970,015,685 and 1,006,956,885 shares outstanding as of December 31, 2022 and 2023, respectively)	18	156	163	23
Additional paid-in capital		2,688,571	2,711,875	381,960
Accumulated losses	18	(9,424)	(613,102)	(86,354)
Accumulated other comprehensive income	18	353,948	356,854	50,262
Total Cheetah Mobile Inc. shareholders’ equity		3,033,331	2,455,871	345,902
Noncontrolling interests		71,455	98,707	13,903
Total shareholders’ equity		3,104,786	2,554,578	359,805
Total liabilities, mezzanine equity and shareholder's equity		5,139,419	5,633,184	793,417

The accompanying notes are an integral part of these consolidated financial statements.

CHEETAH MOBILE INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

		For the year ended December 31,
	Notes	2021	2022	2023
		RMB	RMB	RMB	US$
Revenues (a)
Internet business		653,759	697,387	450,134	63,400
AI and others		130,857	186,679	219,369	30,898
Total Revenues		784,616	884,066	669,503	94,298
Cost of revenues (a)		(257,656)	(252,561)	(231,940)	(32,668)
Gross profit		526,960	631,505	437,563	61,630
Operating income and expenses (a)
Research and development		(211,594)	(180,957)	(178,207)	(25,100)
Selling and marketing		(370,274)	(476,853)	(242,511)	(34,157)
General and administrative		(191,868)	(214,337)	(229,549)	(32,331)
Other operating income, net		17,205	15,051	2,867	404
Total operating expenses		(756,531)	(857,096)	(647,400)	(91,184)
Operating loss		(229,571)	(225,591)	(209,837)	(29,554)
Other income (expenses)
Interest income, net		25,391	35,710	60,978	8,589
Foreign exchange gains (losses), net		24,288	(95,434)	(11,421)	(1,609)
Other income	3/4	252,998	101,265	96,765	13,630
Other expense	3/4	(412,677)	(361,730)	(574,135)	(80,866)
Loss before taxes		(339,571)	(545,780)	(637,650)	(89,810)
Income tax (expenses) benefits	14	(13,633)	25,089	43,781	6,166
Net loss		(353,204)	(520,691)	(593,869)	(83,644)
Less: net (loss)/ income attributable to noncontrolling interests		(2,078)	(7,216)	9,029	1,272
Net loss attributable to Cheetah Mobile Inc.		(351,126)	(513,475)	(602,898)	(84,916)
Losses per share	20
Basic		(0.2469)	(0.3617)	(0.4095)	(0.0577)
Diluted		(0.2469)	(0.3619)	(0.4100)	(0.0577)
Losses per ADS (1 ADS represent 50 Class A ordinary share) (b)	20
Basic		(12.3469)	(18.0854)	(20.4740)	(2.8837)
Diluted		(12.3469)	(18.0954)	(20.4977)	(2.8870)
Weighted average number of shares used in computation of ordinary shares:
Basic		1,430,052,602	1,443,682,305	1,472,615,281	1,472,615,281
Diluted		1,430,052,602	1,443,682,305	1,472,615,281	1,472,615,281

CHEETAH MOBILE INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

		For the year ended December 31,
	Notes	2021	2022	2023
		RMB	RMB	RMB	US$
Other comprehensive (loss) income, net of tax of nil	18
Foreign currency translation adjustments		(75,536)	271,640	45,769	6,446
Unrealized losses on available-for-sale securities, net		—	(8,269)	(43,494)	(6,126)
Other comprehensive (loss) income		(75,536)	263,371	2,275	320
Total comprehensive loss		(428,740)	(257,320)	(591,594)	(83,324)
Less: total comprehensive (loss)/ income attributable to noncontrolling interests		(2,536)	(9,531)	8,398	1,183
Total comprehensive loss attributable to Cheetah Mobile Inc.		(426,204)	(247,789)	(599,992)	(84,507)

Note:

(a)
The amount of transactions with related parties recorded in revenues, cost of revenues and operating expenses are as follows:

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Revenues	70,444	53,706	52,663	7,417
Cost of revenues	(61,429)	(41,102)	(29,367)	(4,136)
Research and development	(2,557)	(4,143)	(8,632)	(1,216)
Selling and marketing	(1,178)	(89)	(1,419)	(200)
General and administrative	(5,303)	(3,441)	(7,292)	(1,027)

Details of the related party transactions are set out in Note 15(b) to the consolidated financial statements.

(b)Retrospectively adjusted to reflect the change in the ratio of the ADS to the Company’s Class A ordinary shares (Note 20).

The accompanying notes are an integral part of these consolidated financial statements.

CHEETAH MOBILE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Cash flows from operating activities
Net loss	(353,204)	(520,691)	(593,869)	(83,644)
Adjustments to reconcile net loss to net cash from operating activities
Depreciation of property and equipment	45,751	49,208	27,842	3,921
Amortization of intangible assets	5,071	3,817	7,420	1,045
Non-cash operating lease expense	18,533	6,393	319	45
Provision for credit losses	13,688	29,556	12,363	1,741
Impairment of assets	394,979	261,835	534,826	75,329
Foreign currency exchange (gains) losses	(29,799)	95,434	11,421	1,609
Losses (Gains) on disposal of property and equipment and intangible assets	447	(7,257)	(31,751)	(4,472)
Losses (Gains) on disposal/deemed disposal of businesses and subsidiaries/VIEs	2,487	(254)	—	—
Gains on disposal of investments	(92,143)	(32,536)	(21,676)	(3,053)
Changes in fair value of financial assets	(90,606)	25,658	(116)	(16)
Share of (income) losses from equity method investments	(60,992)	12,143	2,564	361
Deferred income tax expenses (benefits)	920	(12,881)	(44,631)	(6,286)
Share-based compensation expenses	7,150	7,863	33,554	4,726
Changes in operating assets and liabilities
Accounts receivable	56,990	(103,567)	(122,478)	(17,251)
Prepayments and other current assets	315,614	(447,179)	9,360	1,318
Due from related parties	68,753	17,736	(24,520)	(3,454)
Other non-current assets	979	9,225	(54,900)	(7,733)
Accounts payable	31,272	(10,391)	9,701	1,366
Accrued expenses and other current liabilities	(201,293)	236,332	791,702	111,509
Operating lease liabilities	(37,770)	(4,335)	1,178	166
Due to related parties	(10,518)	(15,054)	6,684	941
Income tax payable	17,954	(11,776)	(3,532)	(497)
Other non-current liabilities	(1,452)	(13,528)	(999)	(141)
Net cash provided by (used in) operating activities	102,811	(424,249)	550,462	77,530
Cash flows from investing activities
Purchases of property, plant and equipment and intangible assets	(46,818)	(6,783)	(9,680)	(1,363)
Purchase of long-term investments	(9,500)	(69,581)	(23,707)	(3,339)
Purchase of short-term investments	(3,630,357)	(1,005,110)	(1,176,030)	(165,640)
Proceeds from maturity of short-term investments	3,726,028	1,111,461	1,332,544	187,685
Proceeds from disposal of businesses and subsidiaries/VIE’s subsidiaries, net of cash acquired	45,043	—	—	—
Proceeds from disposal of property and equipment and intangible assets	199	7,516	31,751	4,472

CHEETAH MOBILE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Proceeds from disposals and distributions of long-term investments	188,193	153,549	36,556	5,149
Loans to related parties	(100,000)	—	—	—
Loans to third parties	(600)	(5,000)	(3,000)	(423)
Repayment of loans from related parties	38,848	—	—	—
Repayment of loans from third parties	9,800	3,000	653	92
Purchase of subsidiaries, net of cash acquired	—	—	(238,148)	(33,542)
Net cash provided by (used in) investing activities	220,836	189,052	(49,061)	(6,909)
Cash flows from financing activities
Purchase of share awards and shares from noncontrolling shareholders	(4,620)	(4,866)	(5,869)	(827)
Payment of dividends to noncontrolling shareholders and owners of share awards	(5,020)	—	(909)	(128)
Net cash used in financing activities	(9,640)	(4,866)	(6,778)	(955)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(29,755)	171,851	9,073	1,278
Net increase (decrease) in cash and cash equivalents and restricted cash	284,252	(68,212)	503,696	70,944
Cash and cash equivalents and restricted cash at beginning of year	1,300,455	1,584,707	1,516,495	213,594
Cash and cash equivalents and restricted cash at end of year	1,584,707	1,516,495	2,020,191	284,538
Supplemental disclosures
Cash payments for income taxes	(5,974)	(12,365)	(1,752)	(247)
Cash payments for interest expenses	(8)	—	—	—
Cash payments for operating leases	(37,448)	(15,446)	(14,925)	(2,102)
Right-of-use assets (released) obtained in exchange for operating lease liabilities-Non-cash	52,338	9,768	10,032	1,413
Non-cash investing and financing activities:
Acquisition of property and equipment and intangible assets included in accrued expenses and other current liabilities	3,917	5,896	664	94
Disposal of investment, businesses and subsidiaries included in prepayments and other current assets	57,611	9,348	—	—

The accompanying notes are an integral part of these consolidated financial statements.

CHEETAH MOBILE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

CHEETAH MOBILE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

	Number of Class A Ordinary Shares	Class A Ordinary Shares	Number of Class B Ordinary Shares	Class B Ordinary Shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated losses	Total Cheetah Mobile Inc. shareholder’s equity	Noncontrolling interests	Total equity	Contingently redeemable noncontrolling interests
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Net loss	—	—	—	—	—	—	(602,898)	(602,898)	9,029	(593,869)	—
Share-based compensation	—	—	—	—	27,685	—	—	27,685	—	27,685	—
Exercise and vesting of share-based awards, including subsidiaries’ awards	7,754,497	1	36,941,200	7	(4,129)	—	—	(4,121)	4,121	—	—
Other comprehensive income (loss)	—	—	—	—	—	2,906	—	2,906	(631)	2,275	—
Accretion of redeemable noncontrolling interests	—	—	—	—	(252)	—	—	(252)	—	(252)	252
Dividends declared on share awards of consolidated subsidiaries	—	—	—	—	—	—	(780)	(780)	(129)	(909)	—
Noncontrolling interest in connection with business acquisitions	—	—	—	—	—	—	—	—	14,862	14,862	105,726
Balance at December 31, 2023	487,212,501	81	1,006,956,885	163	2,711,875	356,854	(613,102)	2,455,871	98,707	2,554,578	105,978
Balance at December 31, 2023 in US$	487,212,501	11	1,006,956,885	23	381,960	50,262	(86,354)	345,902	13,903	359,805	14,927

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Details of the Company’s principal subsidiaries and VIEs as of December 31, 2023 are as follows:

Company	Date of incorporation/ registration	Place of incorporation/ registration	Percentage of ownership (i)	Principal activities
Principal subsidiaries of the Company:
Cheetah Technology Corporation Limited (“Cheetah Technology”)	August 26, 2009	Hong Kong	100%	Investment holding, provision of internet products and related services
Beijing Kingsoft Internet Security Software Co., Ltd. (“Beijing Security”)	November 30, 2009	The PRC	100%	Provision of internet products and related services, sale of AI products
Conew Network Technology (Beijing) Co., Ltd. (“Conew Network”)	March 19, 2009	The PRC	100%	Provision of internet products and related services
Hongkong Zoom Interactive Network Marketing Technology Limited (“HK Zoom”)	July 4, 2014	Hong Kong	100%	Provision of AI and other services
Cheetah Information Technology Company Limited (“Cheetah Information”)	March 9, 2015	Hong Kong	100%	Investment holding
Cheetah Mobile Singapore Pte. Ltd. (“Cheetah Mobile Singapore”)	May 27, 2015	Singapore	100%	Provision of internet products and related services
Multicloud Limited	July 20, 2017	Hong Kong	100%	Provision of internet products and related services
Beijing Kingsoft Cheetah Technology Co., Ltd.	April 30, 2015	The PRC	100%	Provision of internet products and related services
Jingdezhen Jibao Information Service Co., Ltd.	August 10, 2017	The PRC	100%	Provision of internet products and related services, sale of AI products
Japan Kingsoft Inc. (“Kingsoft Japan”)	March 9, 2005	Japan	40.2%	Provision of internet products and related services
Zhuhai Baoqu Technology Co., Ltd.	July 18, 2018	The PRC	75.0%	Provision of internet products and related services
Zhuhai Baobaohong Technology Co., Ltd	February 20,2019	The PRC	75.0%	Provision of internet products and related services
Zhuhai Baohaowan Technology Co., Ltd.	July 17, 2018	The PRC	75.0%	Provision of internet products and related services
Beijing Orion Star Technology Co., Ltd.	September 19, 2016	The PRC	72.1%	Provision of AI solution, sale and rental of service robot
Hongkong Cheetah Mobile Technology Limited(Hong Kong)	March 9, 2015	Hong Kong	100.0%	Investment holding
Conew.com Corporation (BVI)	October 6,2008	British Virgin Islands	100.0%	Investment holding
Cheepop Inc.(Cayman)	May 26, 2017	Cayman	100.0%	Investment holding
Cheetah Mobile Seal Inc. (Cayman)	July 24, 2018	Cayman	75.0%	Investment holding
Cheetah Mobile Calls Hong Kong Limited	July 24, 2018	Hong Kong	75.0%	Investment holding, provision of internet products and related services
Zhuhai Juntian Electronic Technology Co., Ltd.	September 28, 2000	The PRC	100.0%	Investment holding, provision of internet products and related services
VIEs:
Beijing Conew Technology Development Co., Ltd. (“Beijing Conew”)	December 22, 2005	The PRC	Nil	Dormant
Beijing Cheetah Mobile Technology Co., Ltd. (“Beijing Mobile”)	April 15, 2009	The PRC	Nil	Provision of internet products and related services
Beijing Cheetah Network Technology Co., Ltd. (“Beijing Network”)	July 18, 2012	The PRC	Nil	Provision of internet products and related services

(i)
Percentage of ownership is calculated on fully diluted basis.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

VIE arrangements

Foreign ownership of internet-based and mobile-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates internet access, distribution of internet information services and value-added telecommunication services through strict business licensing requirements and other government regulations. These laws and regulations also limit foreign ownership of PRC companies that provide internet information services to no more than 50%. In addition, foreign investors are prohibited from investing in or operating, among other things, any entities that operate internet cultural activities such as online games.

As a Cayman Islands company, in order for the Group to be able to carry out its business in China, the Group conducts part of its operations in China through the VIEs including but not limited to Beijing Mobile, Beijing Network, and Beijing Conew. Each of Beijing Mobile (which is owned as to 35% by Mr. Sheng Fu and 65% by Ms. Weiqin Qiu), Beijing Network (which is owned as to 50% by Mr. Kun Wang and 50% by Mr. Wei Liu), and Beijing Conew (which is owned as to 62.73% by Mr. Sheng Fu and 37.27% by Mr. Kun Wang) holds the requisite ICP Licenses. The Group has been and is expected to continue to be dependent on the VIEs to operate its business in China if the then PRC law does not allow it to directly operate such business in China. The Group believes that under these contractual arrangements, it has sufficient control over the VIEs and their respective shareholders to renew, revise or enter into new contractual arrangements prior to the expiration of the current arrangements on terms that would enable the Group to continue to operate our business in China validly and legally.

The Group’s contractual arrangements with each of the VIEs and their shareholders enable the Group to:

•
exercise effective control over the VIEs;
•
receive substantially all of the economic benefits of the VIEs in consideration for the services provided by Beijing Security and Conew Network, the Company’s wholly-owned subsidiaries in China; and
•
have an exclusive option to purchase all of the equity interests in the VIEs, when and to the extent permitted under PRC law, regulations or legal proceedings.

The following is a summary of the Contractual Agreements amongst the Company, Beijing Security, Beijing Mobile (as the VIE), and Beijing Mobile’s Nominee Shareholders. Contractual agreements entered with other VIEs, including but not limited to Beijing Network and Beijing Conew, are substantially similar:

Exclusive technology development, support, and consulting agreements

Pursuant to the exclusive technology development, support and consulting agreement entered into between Beijing Security and the VIE, the VIE engaged the Beijing Security as its exclusive provider of management consulting services, technical development and support services in return for service fees of not less than 30% of the VIE’s pre-tax revenue. Beijing Security has the sole right to adjust the services fees upon written request and shall exclusively own any intellectual property arising from the performance of this agreement. The agreements will remain effective unless terminated upon mutual agreement by both parties. During the term of the agreement, the VIE may not enter into any agreement with third parties for the provision of any technical or management consulting services without the consent of Beijing Security.

Loan agreements

Pursuant to the loan agreements among Beijing Security, the Nominee Shareholders and the VIE, Beijing Security granted loans to the Nominee Shareholders for their sole purpose of contributing to the registered capital of the VIE or in certain cases directly to the VIE under the VIE arrangements. As of December 31, 2023, the aggregate amount of these loans was RMB16,800 (US$2,366). At the option of Beijing Security, repayment may be requested at any time, which may be in the form of transferring the VIE’s equity interest to Beijing Security or its designees. The nominee shareholders may offer to repay part or the entire loans at any time, to the extent permitted by PRC laws, in the form of transferring the VIE’s equity interest to Beijing Security or its designees.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Exclusive equity option agreements

Under the exclusive equity option agreement by and among the Company, the VIE, and its nominee shareholders, the company was granted an irrevocable exclusive option to acquire, or designate a third party to acquire, all or part of the equity interest owned by the nominee shareholders in the VIE or to acquire, all or part of the assets owned by the VIE at any time at an exercise price that is equal to the minimum price permitted under the PRC laws or is equal to the entire principal and interest (including all principal and interest under the existing loan agreement) owed by the nominee shareholders to Beijing Security due to the fulfillment of the registered capital paid obligations in the VIE. In addition, this agreement stipulates that the Company can provide financial support to the VIE to the extent permissible under the applicable PRC laws and regulations, regardless of whether the VIE has incurred an operational loss. The form of financial support includes but is not limited to entrusted loans and borrowings. The Company will not request repayment of any outstanding loans or borrowings from the VIE if the VIE does not have sufficient funds or is unable to repay such loans or borrowings. Unless terminated according to the agreement itself, the agreement has a term of ten years, which will automatically extend on a decadely basis.

Equity pledge agreements

Pursuant to the equity pledge agreement entered into among the nominee shareholders, the VIE and Beijing Security, the nominee shareholders pledged all of their equity interest in the VIE to Beijing Security as collateral for all of their payments due to Beijing Security and to secure their obligations under the above agreements. Without the prior written consent of Beijing Security, the nominee shareholders may not assign or transfer to any third party or create or cause any equity interest in whatsoever form to be created on, all or any part of the equity interest they hold in the VIE. Beijing Security is entitled to transfer or assign in full, or in part, the equity interest pledged. In the event of default, Beijing Security as the pledgee, has first priority to be compensated through the sale or auction of the pledged equity interest. The nominee shareholders agree to waive their dividend rights in relation to all of the pledged equity interest until such pledge has been lawfully discharged. The equity pledge agreement will remain effective until all the obligations under these agreements have been satisfied in full or all of the guaranteed liabilities have been repaid.

Shareholder voting proxy agreements

Pursuant to the shareholder voting proxy agreement signed among the Nominee Shareholders, the VIE and the Company, each of the nominee shareholders irrevocably nominates, appoints and constitutes any person designated by the Company as its attorney-in-fact to exercise on such shareholder’s behalf any and all rights that such shareholder has in respect of its equity interest in the VIE (including but not limited to the voting rights and the right to nominate executive directors of the VIE). The shareholder voting proxy agreement is effective for an initial ten years and will be automatically renewed on an annual basis thereafter if the Company does not provide notice of termination to the Nominee Shareholders thirty days prior to expiration.

Business operation agreements

Pursuant to the business operations agreement entered into among the nominee shareholders, the VIE and Beijing Security, the nominee shareholders must appoint candidates designated by Beijing Security as the members of the board of the VIE and Beijing Security has the right to appoint senior executives of the VIE. In addition, the VIE agrees not to engage in any transaction that may materially affect its assets, obligations, rights or operation without the prior written consent of Beijing Security. The nominee shareholders also agree to unconditionally pay or transfer to Beijing Security any bonus, dividends or any other profits or interest (in whatever form) that they are entitled to as shareholders of the VIE, and waive any consideration connected therewith. The agreement has a term of ten years, unless otherwise terminated by Beijing Security. Neither the VIE nor the nominee shareholders may terminate this agreement.

Spousal consent letters

The spouse of certain nominee shareholder of the VIE has executed spousal consent letter. Pursuant to such letter, the spouses of certain shareholder of the VIE acknowledged that certain equity interest in the VIE held by and registered in the name of her spouse will be disposed pursuant to relevant arrangements under the shareholder voting proxy agreement, the exclusive equity option agreement, the equity pledge agreement and the loan agreement. This spouse undertakes not to take any action to interfere with the disposition of such equity interest, including, without limitation, claiming that such equity interest constitutes communal marital property.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between the Company and the VIEs through the irrevocable shareholder voting proxy agreements, whereby the nominee shareholders effectively assigned all of the voting rights underlying their equity interest in the VIEs to the Company. Furthermore, pursuant to the exclusive equity option agreements, which include a substantive kick-out right, the Company has the power to control the nominee shareholders, and therefore the power to govern the activities that most significantly impact the economic performance of the VIEs. In addition, through the contractual agreements, the Company demonstrates its ability and intention to continue to exercise the ability to absorb substantially all of the expected losses and the majority of the profits of the VIEs, and therefore has the rights to the economic benefits of the VIEs.

Normally, the shareholders of the VIEs have the right to elect and terminate the executive directors of the VIEs, approve the annual budget, financial statements and significant investing and financing activities of the VIEs. However, pursuant to the shareholder voting proxy agreements, the shareholders of the VIEs have assigned all of their voting rights underlying the equity interest in the VIEs to any person(s) nominated, appointed or designated by the Company. Senior management of the Company, all employees of the Company's subsidiaries, are generally responsible for the review and approval of sales contracts, credit approval policies, pricing policies, significant marketing promotions, product development, research and development, bandwidth and traffic expenditures, as well as the appointments and terminations of personnel. Therefore, the Company has the power to direct the activities of the VIEs that most significantly impact their economic performance.

Thus, the Company is considered as the primary beneficiary of the VIEs. As a result of the above, the Company, through its subsidiaries, consolidate the VIEs in accordance with SEC Regulation S-X 3A-02 and Accounting Standards Codification (“ASC”) 810, Consolidation (“ASC 810”).

The Company, in consultation with its PRC legal counsel, believes that (i) the ownership structure of the Group, including its subsidiaries in the PRC and VIEs does not result in any violation of all existing PRC laws and regulations; (ii) each of the contractual agreements amongst the Company, its subsidiaries, the VIEs and the nominee shareholders of the VIEs governed by PRC laws, are legal, valid and binding, enforceable against such parties, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) each of the Company’s PRC subsidiaries, VIEs and subsidiary of VIEs have the necessary corporate power and authority to conduct its business as described in its business scope under its business license, which is in full force and effect, and does not violate the articles of association.

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

In addition, if the VIEs or the nominee shareholders fail to perform their obligations under the contractual agreements, the Group may have to incur substantial costs and expend resources to enforce the Company’s rights under the contracts. The Group may have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. All of these contractual agreements are governed by PRC laws and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. Uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules in the PRC legal system could limit the Group’s ability to enforce these contractual arrangements. Under PRC laws, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would incur additional expenses and

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

delay. In the event the Group is unable to enforce these contractual agreements, the Company may not be able to exert effective control over its VIEs, and the Group’s ability to conduct its business may be negatively affected.

The assets and liabilities of the VIEs and subsidiaries of VIEs are as follows:

	As of December 31,
	2022	2023
	RMB	RMB	US$
Cash and cash equivalents	221,732	176,711	24,889
Short-term investments	63,035	—	—
Accounts receivable, net	14,050	28,918	4,073
Prepayments and other current assets, net	28,364	29,929	4,215
Due from related parties, net (i)	762,835	894,583	125,999
Total current assets	1,090,016	1,130,141	159,176
Property and equipment, net	19,008	12,590	1,773
Operating lease right-of-use assets	2,837	2,164	305
Intangible assets, net	4,077	1,550	218
Long-term investments	288,826	207,614	29,242
Other non-current assets	43,836	44,723	6,299
Deferred tax assets	4,435	5,218	735
Total non-current assets	363,019	273,859	38,572
Total assets	1,453,035	1,404,000	197,748
Accounts payable	15,911	33,603	4,733
Accrued expenses and other current liabilities	195,917	205,266	28,911
Due to related parties (i)	1,157,428	1,155,052	162,686
Income tax payable	738	1,032	145
Total current liabilities	1,369,994	1,394,953	196,475
Other non-current liabilities	2,339	2,837	400
Total non-current liabilities	2,339	2,837	400
Total liabilities	1,372,333	1,397,790	196,875

(i)
The balances due from and due to related parties of the VIEs and subsidiaries of VIEs mainly represented amounts due from and due to subsidiaries of the Group. As of December 31, 2022, and 2023, amounts due from subsidiaries of the Group were RMB737,129 and RMB888,050 (US$125,079), respectively, while amounts due to subsidiaries of the Group were RMB1,143,148 and RMB1,147,218 (US$161,582), respectively, which were eliminated upon consolidation by the Company.

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

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

The financial performance and cash flows of the VIEs and subsidiaries of VIEs are as follows:

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Revenues	320,942	344,288	348,433	49,076
Cost of revenues	205,955	224,726	199,185	28,055
Net (loss) income	(8,489)	3,792	(64,999)	(9,155)
Net cash provided by (used in) operating activities	209,357	154,403	(31,775)	(4,475)
Net cash (used in) provided by investing activities	(255,027)	(98,598)	8,765	1,235
Net cash provided by (used in) financing activities	91,093	128,461	(22,223)	(3,130)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(35,987)	868	212	30

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

As of December 31, 2023, there was no pledge or collateralization of the VIEs’ and their subsidiaries’ assets that can only be used to settle the obligations of the VIEs and their subsidiaries, other than aforementioned pledges in the equity pledge agreements and restricted cash. The creditors of the VIEs and subsidiaries of VIEs have no recourse to the general credit of the Company.

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs and subsidiaries of VIEs. All significant intercompany transactions and balances between the Company, its subsidiaries, VIEs and subsidiaries of VIEs are eliminated upon consolidation. Results of subsidiaries, businesses acquired from other parties, VIEs and subsidiaries of VIEs are consolidated from the date on which control is transferred to the Company.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Management evaluates estimates, including but not limited to those related to the standalone selling prices of performance obligation of revenue contracts, the allowance for credit losses, the average paying user lives of online games, useful lives of long-lived assets and intangible assets, impairment of long-lived assets and intangible assets, impairment of investments and goodwill, net realizable value of inventories, valuation allowance for deferred tax assets, uncertain tax positions, share-based compensation, fair values of investments, purchase price allocation relating to business combination and loss contingencies, among others.

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

Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included as a component of “Foreign exchange gains/(losses), net” in the consolidated statements of comprehensive loss.

Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of RMB7.0999 to US$1.00 on December 29, 2023 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Business combinations and noncontrolling interests

Business combinations are recorded using the purchase method of accounting, and the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of the (i) the total of consideration paid, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the subsidiary acquired over (ii) the fair value of the identifiable net assets of the subsidiary acquired is recorded as goodwill. If the consideration of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive loss.

In a business combination achieved in stages, the Group re-measures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated income statements.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

For the Company’s majority-owned subsidiaries and VIEs, a noncontrolling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Company. When the noncontrolling interest is contingently redeemable upon the occurrence of a conditional event, which is not solely within the control of the Group, the noncontrolling interest is classified as mezzanine equity. The Group accretes changes in the redemption value over the period from the date that it becomes probable that the mezzanine equity will become redeemable to the earliest redemption date using the effective interest method. Consolidated net income (loss) on the consolidated statements of comprehensive loss includes the net income (loss) attributable to noncontrolling interests and mezzanine equity holders (when applicable). The cumulative results of operations attributable to noncontrolling interests are recorded as noncontrolling interests and mezzanine equity holders (when applicable) in the Group’s consolidated balance sheets.

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. Under this new standard, deferred revenue acquired in a business combination is measured pursuant to ASC 606, Revenue from Contracts with Customers, rather than its assumed acquisition date fair value under the current guidance. The Group adopted this guidance for the fiscals year beginning after December 15, 2022 and it did not have an impact on the Group’s financial position, results of operations and cash flows and was applied to our acquisition of Beijing OrionStar. Refer to Note 3-Business combinations.

Cash and cash equivalents

Cash and cash equivalents consists of cash on hand, current and time deposits placed with financial institutions, which have original stated maturity of three months or less and unrestricted as to withdrawal and use.

Allowance for credit losses

The Group maintains an allowance for credit losses in accordance with ASC 326 and records the allowance for credit losses as an offset to assets such as accounts receivable, prepayments and other current assets and due from related parties, etc. and the estimated credit losses charged to the allowance is classified as “General and administrative” and “Other expenses” in the consolidated statements of comprehensive loss. The Group assesses collectability by reviewing assets on a collective basis where similar characteristics exist, primarily based on similar business line, service or product offerings and on an individual basis when the Group identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Group considers historical collectability based on past due status, the age of the balances, credit quality of the Group’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Group’s ability to collect from customers.

Account receivables, net

Accounts receivable is recognized and carried at the original invoiced amount less an allowance for credit losses. Bad debts are written off as incurred. The Group generally does not require collateral from its customers.

Inventories

Inventories, primarily consisting of raw materials and products available for sale, are stated at the lower of cost or net realizable value, and are recorded in “Prepayments and other current assets”. Cost of inventories is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventories to the estimated net realizable value due to slow-moving and damaged inventories, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. Write downs of inventories are recorded in cost of revenues in the consolidated statements of comprehensive loss.

Short-term investments

Investments with original maturities of greater than three months, but less than 12 months, are classified as short-term investments. Investments that are expected to be realized in cash during the next 12 months are also included in short-term investments.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Long-term investments

Debt Investments

The Group's debt investments include convertible bonds and preferred stock redeemable merely at the option of the Group as a holder. The Group accounts for such debt investments in accordance with ASC 320-10, Investments-Debt Securities: Overall. The Group classifies the debt investments as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320-10. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of the debt investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains, or losses are realized.

The debt investments that the Group has positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. The allowance for credit losses of the held-to-maturity debt securities reflects the Group’s estimated expected losses over the contractual lives of the held-to-maturity debt securities and is charged to “Other expense” in the consolidated statements of comprehensive loss. Estimated allowances for credit losses are determined by considering reasonable and supportable forecasts of future economic conditions in addition to information about past events and current conditions.

Debt investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Unrealized holding gains and losses for trading securities are included in earnings.

Debt investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Available-for-sale debt securities are reported at fair value, with unrealized gains and losses recorded in other comprehensive (loss) income.

Certain debt investment is accounted under fair value option model, which permits the irrevocable election on an instrument-by-instrument basis at initial recognition or upon an event that gives rise to a new basis of accounting for that instrument. The investment accounted for under the fair value option model are carried at fair value with unrealized gains and losses recorded in the consolidated statements of comprehensive loss.

Equity Method Investments

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

The Group has elected the fair value option when it initially recognizes an equity method investment as the Group determined the fair value of this investment better represents the value of the underlying assets. Such election is irrevocable and can be applied to financial assets on an individual basis at initial recognition. Any changes in fair value are recognized in earnings in the consolidated statements of comprehensive loss.

Equity Investments with Readily Determinable Fair Values

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

Equity Investments without Readily Determinable Fair Values

For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Group elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. The Group makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Group has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss in earnings equal to the difference between the carrying value and fair value.

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

The Group, with the assistance of independent third-party valuation firms, determined the estimated fair value of its equity investments using the measurement alternative based on observable price changes, investment with fair value option elected and long-term available for sale debt securities and determined the fair value of long-term investments, including equity investments using the measurement alternative and equity method investments upon impairment occurrence.

Property and equipment

Property and equipment are stated at cost, less accumulated depreciation and impairment loss, if any. Property and equipment are depreciated primarily using the straight-line method over the estimated useful lives of the assets.

The estimated useful lives are as follows:

Estimated useful life
Electronic equipment	2-3 years
AI related equipment	3 years
Office equipment and fixtures	5 years
Motor vehicles	4-5 years
Leasehold improvements	Lesser of term of the lease or the estimated useful lives of the assets

Depreciation for mold and tooling is computed using the units-of-production method whereby capitalized costs are amortized over the total estimated productive units of the related assets.

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterment that extends the useful lives of plant and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the assets and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive loss.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the identifiable assets acquired and the liabilities assumed of acquired businesses (Note 3). Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. In accordance with ASC 350, the Group may first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. In the qualitative assessment, the Company considers factors such as macroeconomic conditions, industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations, business plans and strategies of the reporting unit. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the quantitative impairment test is performed. The Group may also bypass the qualitative assessment and proceed directly to perform the quantitative impairment test.

When the Group performs the quantitative impairment test, the Group compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying amount of a reporting unit exceeds its fair value, the amount by which the carrying amount exceeds the reporting unit’s fair value is recognized as impairment. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, allocation of assets, liabilities and goodwill to reporting units, and determination of the fair value of each reporting unit.

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

If an intangible asset is determined to have an indefinite life, it should not be amortized until its useful life is determined to be no longer indefinite. As of December 31, 2022 and 2023, net carrying value of the Group's intangible assets with indefinite life is nil.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

The following table presents the Company’s revenues disaggregated by revenue source:

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Revenues:
Internet business
Online advertising	354,604	355,289	109,339	15,400
Internet value-added services	299,155	342,098	340,795	48,000
AI and others
Advertising agency services	61,588	83,111	89,275	12,574
Multi-cloud Management Services	41,443	77,956	87,747	12,359
Sale and rental of robots and other AI hardware products	10,590	5,289	22,034	3,103
Technical consulting service and others	17,236	20,323	20,313	2,862
Total consolidated revenues	784,616	884,066	669,503	94,298

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

The Group provides various online software as well as on-premise software such as anti-virus, security protection, immediate communication and others to individual and enterprise customers.

While providing online software services, the customers do not take possession of the software. The software license, when-and-if-available updates and related services are accounted for as a single performance obligation as the license, updates and services are inputs to a combined items in the contract. VIP membership services primarily include the right to get access to advertising-free and value-added services such as file and data recovery, malicious pop-up interception, PDF converting etc. VIP membership service and hosted software subscription service fees are paid for a specific contracted service period, which is normally no more than 12 months. Certain services have contracts with no fixed duration. For these indefinite term subscriptions, the Group estimated the expected contract period based on historical usage pattern and recognizes related revenue over the expected contract period. Upfront payment is generally required and upon the receipt of membership fees and software subscription fees, the Group recognizes the excess of payment received as compared to the recognized revenue as deferred revenue in “Accrued expenses and other liabilities” and revenue is recognized ratably over the membership period or the subscription period as services are rendered.

While providing on-premise software, the license provides the customer with a right to use the software as it exists when made available to the customer. The Group sells specific version of the software to the customer, and provides post-contract services such as post-delivery telephone support and post-contract customer support for the customer. The on-premise software licence and the post-contract services are accounted for a single performance obligation as post-contract services are mainly provided to answer questions about the use and the installation of the software which would not constitute a promise to a customer. Revenue is recognized upfront at the point in time when the software is made available to the customer. Software upgrades, such as version iteration, are additionally charged.

Game-related services.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

Sale and rental of robot and other AI hardware products

The Group generates revenue from sales and rental of robots and sale of other AI hardware products. The Group recognizes revenue generally at a point in time when the robots and other AI hardware products are delivered to customers. The Group provides standard warranty on all robots sold, which is not a separate performance obligation as it is intended to provide greater quality assurance to customers. Accordingly, standard warranty is accounted for in accordance with ASC 460, Guarantees, and the estimated costs are recorded as a liability when the Group transfers the control of robots to a customer. The consideration for sale of robots are normally paid in advance, which means the payments received are prior to the transfer of goods or services by the Group, the Group records a contract liability (deferred revenue) for the amount relating to those unperformed obligations. As set out in Note 2 “Lease, as of a Lessor”, robot rental revenue is recognized under ASC 842.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Technical consulting services and others

The group provides other services including technical consulting, technical support, extended time warranty, maintenance service etc to customers. Such revenue are recognized ratably over the term of the arrangement. The Group also sell food products and coupons which can be consumed for food services in the restaurants, such revenue is recognized when the products and services are delivered to customers.

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

Deferred revenue

The contract liabilities consist of deferred revenue, which represent the cash received for services in advance of revenue recognition and is recognized as revenue when all of the Group’s revenue recognition criteria are met. Balances of deferred revenue, which included in “Accrued expenses and other liabilities”, were RMB205,320 and RMB247,855 (US$34,910) as of December 31, 2022 and December 31, 2023, respectively. The increase in deferred revenue as compared to the year ended December 31, 2023 is a result of the increase in fees received from membership services, as well as the deferred revenue assumed from the acquisition of Beijing OrionStar. Revenue recognized that was included in deferred revenue balance at the beginning of year were RMB74,996, RMB123,809 and RMB106,333 (US$14,977) for the years ended December 31, 2021, 2022 and 2023, respectively.

Cost of revenues

Cost of revenues primarily consists of traffic acquisition cost, bandwidth and cloud service costs, channel costs, royalty fees, salaries and benefits, share-based compensation expenses, depreciation of equipment, amortization of intangible assets and cost of robots and other products sold, including direct materials, external processing fee, depreciation and amortization of assets associated with the production and reserves for estimated warranty expenses.

Selling and marketing expenses

Selling and marketing expenses consist primarily of advertising and promotional expenses, staff costs, share-based compensation expenses and other related incidental expenses that are incurred directly to attract or retain users and customers for the Group’s websites, applications, software, online platforms and products. Advertising and promotional expenses are expensed when incurred. For the years ended December 31, 2021, 2022 and 2023, advertising and promotional expenses were RMB242,354, RMB361,363 and RMB127,790 (US$17,999), respectively.

Research and development expenses

Research and development (“R&D”) consist primarily of employee costs and rental expenses related to personnel engaged in R&D activities, design and development expenses with new technology, materials and supplies and other R&D related expenses. The Group expenses these costs as incurred, unless such costs qualify for capitalization as software development costs, including (i) preliminary project is completed, (ii) management has committed to funding the project and it is probable that the project will be completed and the software will be used to perform the function intended, and (iii) they result in significant additional functionality in the Group’s products. Capitalized software development costs were not material for all periods presented.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Leases

As a lessee

The Group recognizes in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, the Group elected the practical expedient not to separate lease and non-lease components for certain classes of underlying assets and the short-term lease exemption, lease expenses for such lease is recorded on a straight-line basis over the lease term. For operating leases, the Group recognizes right-of-use assets and lease liabilities based on the present value of the lease payments over the lease term on the consolidated balance sheets at commencement date. For finance leases, assets are included in property and equipment on the consolidated balance sheets. As most of the Group’s leases do not provide an implicit rate, the Group estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. The Group’s leases often include options to extend and lease terms include such extended terms when the Group is reasonably certain to exercise those options. Lease terms also include periods covered by options to terminate the leases when the Group is reasonably certain not to exercise those options.

As a lessor

The Group provides robot leasing services to customers under operating lease. The Group recognizes the lease payments as robot leasing income in profit or loss over the lease term on a straight-line basis.

The robot leasing income was immaterial for the years ended December 31, 2021, 2022 and 2023, respectively.

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

Income taxes

The Group accounts for income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance against deferred tax assets netted off by deferred tax liability if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

The Group applies ASC 740, Accounting for Income Taxes, to account for uncertainty in income taxes. ASC 740 prescribes a recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group has recorded unrecognized tax benefits in the other non-current liabilities in the accompanying consolidated balance sheets. The Group has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of “Income tax expenses”, in the consolidated statements of comprehensive loss.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the vesting of restricted shares and the exercising of option using the treasury stock method. The computation of the dilutive earnings (loss) per share of Class A ordinary share assumes the conversion of Class B ordinary shares. Ordinary share equivalents are excluded from the computation of diluted loss per share if their effects are anti-dilutive.

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

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (the “CODM”), which is the chief executive officer. Since 2020, the Group started to report its revenues and operating profits by two segments: internet business and AI and others. In 2021, the Group realigned its segments as the CODM changed how he manages and assesses the Group’s segment performance. The Group’s overseas advertising agency services, which assists domestic companies to launch advertisement on overseas advertising platforms, are changed from the Internet business into AI and others due to the synergies created between the Group’s advertising agency services and global multi-cloud management services. The Group has retrospectively revised segment information for the comparative periods. The Group consolidated Beijing OrionStar since November 30, 2023 and reported the results of Beijing OrionStar in the AI and others segment based on the information reviewed by CODM.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Concentration of risks

Concentration of credit risk

Financial instruments that are potentially subject to credit risk consist of cash and cash equivalents, restricted cash, short-term investments, available-for-sale debt securities, accounts receivable and other receivables. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk. As of December 31, 2023, the Group has RMB2,021,214 (US$284,682) in cash and cash equivalents, restricted cash and short-term investments, and 22.2% and 77.8% of which are held by financial institutions in the PRC and international financial institutions outside of the PRC, respectively. Deposits held with financial institutions were not protected by statutory or commercial insurance. In the event of bankruptcy of one of these financial institutions, the Group may be unlikely to claim its deposits back in full.

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

Accounts receivable and other receivables are both typically unsecured and are derived from revenue earned from customers or cash receivables due from advertisers. The risk is mitigated by credit evaluations the Group performs on its ongoing credit evaluations of its customers’ financial conditions and ongoing monitoring process of outstanding balances. The Group maintains reserves for estimated credit losses and these losses have generally been within expectations.

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

For the year ended December 31, 2021, no individual customer accounted for over 10% of the Group’s total revenue. For the year ended December 31, 2022 and 2023, approximately 24% and 13% of the Group’s total revenue was derived from a third-party advertising agent and a third-party advertising platform, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Additionally, the value of the RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

Foreign currency exchange rate risk

While the Group’s reporting currency is RMB, a portion of the Group’s revenues and costs are generated and denominated in US$. As a result, the Group is exposed to foreign exchange risk as its revenues and results of operations may be affected by fluctuations in the exchange rate between U.S. dollar and RMB. If the US$ depreciates against the RMB, the value of the Group’s US$ revenues expressed in the RMB financial statements will decline. On June 19, 2010, the People’s Bank of China announced the end of the RMB’s de facto peg to US$, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB exchange rate flexibility. The appreciation of the RMB against US$ was approximately 2.34% for the year ended December 31,2021, the depreciation of the RMB against US$ was approximately 8.23% and 2.94% for the years ended December 31, 2022 and 2023. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

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

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280)- Improvements to Reportable Segment Disclosures. ASU No. 2023-07 requires an enhanced disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss, on an annual and interim basis. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of this guidance should be applied retrospectively to all prior periods presented. Early adoption is permitted. The Group does not expect to adopt ASU No. 2023-07 early and is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740)- Improvements to Income Tax Disclosures. ASU No. 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The guidance is effective for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. The Group does not expect to adopt ASU No. 2023-09 early and is currently evaluating the impact of adopting this standard on its consolidated financial statements.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

3.
BUSINESS COMBINATIONS

Business combination in 2023

Acquisition of Beijing OrionStar

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

On November 30, 2023, as part of the Group's efforts to venture into AI-powered business chain and facilitate its transition from the mobile era to artificial general intelligence ("AGI") era, the Group acquired an additional 35.17% equity interest of Beijing OrionStar, an AI solution and service robot provider headquartered in Beijing focusing on the research and development of AI, for a total cash consideration of RMB268,724 (US$37,849). Taking into account its existing shareholding of 37.74%, the Group held a total of 72.91% of Beijing OrionStar’s equity interest and consolidated the financial results of Beijing OrionStar since November 30, 2023.

The Group recognized a remeasurement gain of RMB6,036 (US$850) associated with the previously held equity interests of Beijing OrionStar in “other income”. Further, the acquisition effectively settled preexisting receivables and payables between the Group and the acquired entities. The following is a reconciliation of purchase price consideration for the acquirers:

	Amount
	RMB	US$
Cash consideration	268,724	37,849
Fair value of previously held equity interests	316,672	44,602
Settlement of convertible loan provided to Beijing Orionstar	118,091	16,633
Settlement of amounts due from Beijing Orionstar Group	69,648	9,810
Total	773,135	108,894

The Group, with the assistance of an independent third-party valuation firm, measure the fair value of the acquired identifiable assets and liabilities assumed. The following table summarizes the fair values of the assets acquired and liabilities assumed from Beijing OrionStar as of the acquisition date:

	Amount
	RMB	US$
Net assets acquired (i)	136,534	19,230
Amortizable intangible assets (ii)
Robot technology	140,000	19,719
Large language model (LLM) technology	57,000	8,028
Trademark	15,000	2,113
Goodwill (iii)	576,989	81,267
Deferred tax liabilities	(31,800)	(4,479)
Non-controlling interests and mezzanine equity(iv)	(120,588)	(16,984)
Total	773,135	108,894

(i) Net assets acquired primarily consists of cash and cash equivalent, inventories, equity method investment and deferred tax assets of RMB221,898 (US$31,254) and accounts payable, deferred revenue, due to related parties of RMB121,366(US$17,094) as of the date of acquisition.

(ii) Acquired amortizable intangible assets had an amortization period of 8.0 years. The fair value estimate of technology was estimated using the multi-period excess earnings method. Key assumptions and estimates used in deriving the projected cash flows are forecasted revenue, EBIT margin, and discount rate. The fair value estimate of trademark was estimated using the relief-from-royalty method. Key assumptions and estimates used are forecasted revenue and discount rate.

(iii) Goodwill arising from the acquisition of Beijing OrionStar was attributable to the benefit of expected synergies, the assembled workforce, revenue growth and future market development as of the date of acquisition and assigned to AI and others segment. Goodwill arising from the acquisition is not expected to be deductible for tax purposes.

(iv) According to the articles of association of Beijing OrionStar, equity interests held by two shareholders are preferred shares and was contingently redeemable upon the occurrence of a conditional event, which is not solely within the control of the Group and was classified as mezzanine equity. Detailed description of mezzanine equity is disclosed in Note 19. Fair value of the non-controlling interests and mezzanine equity, as well as the previous held equity interests mentioned above was determined with the

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

assistance of an independent valuation firm using discount cash flow method. Key assumptions and estimates used are forecasted revenue, EBIT margin, discount rate and volatility.

Since the acquisition, Beijing OrionStar contributed RMB14,810 (US$2,086) revenues and RMB4,738 (US$667) losses to the Group for the year ended 2023. Had the acquisition date of Beijing OrionStar been January 1, 2022, the revenue and net loss of the Group would have been RMB1,063,970 and RMB652,497 in 2022, respectively, and the revenue and net loss of the Group would have been RMB768,152 (US$108,192) and RMB728,995 (US$102,677) in 2023,respectively. The pro-forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisition occurred as of January 1, 2022, nor is it indicative of future operating results. The pro-forma amounts have been calculated after adjusting the results of Beijing OrionStar to reflect the additional amortization that would have been charged assuming the fair value adjustments to intangible assets had been applied from January 1, 2022.

4.
INVESTMENTS

(a) Short-term investments

As of December 31, 2022, and 2023, short-term investments included time deposits, and wealth management products in commercial banks of RMB156,182 and RMB1,023 (US$144), respectively.

For the years ended December 31, 2021, 2022 and 2023, the Group recognized interest income from its short-term investments of RMB12,687, RMB23,088 and RMB6,668 (US$939), respectively.

For the years ended December 31, 2021, 2022 and 2023 the Group recognized a credit loss on short-term investments of RMB715, reversed RMB714 and RMB548 (US$77) in “other expense” in the consolidated comprehensive loss, respectively.

(b) Long-term investments

The Group’s long-term investments include equity investments accounted for using the measurement alternative, equity investments with readily determinable fair value, equity investments accounted for using equity method, equity method investment accounted for using fair value option and available-for-sale debt securities.

Equity investments accounted for using the measurement alternative

In accordance with ASC 321, the Group elected to use the measurement alternative to measure such investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. As of December 31, 2022 and 2023, the carrying amount of the Group’s equity investments accounted for using the alternative measurement was RMB1,141,207 and RMB539,433 (US$75,978), including RMB1,257,876 and RMB697,633 (US$98,260) accumulated impairment, and RMB331,566 and RMB193,668 (US$27,278) accumulated upward adjustment, respectively. During the years ended December 31, 2022 and 2023, certain equity investments were remeasured based on observable price changes in orderly transactions for an identical or similar investment of the same issuer, the aggregate carrying amount of these investments was RMB106,662 and RMB16,090 (US$2,266) as of December 31, 2022 and 2023, respectively.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Total unrealized and realized gains and losses of equity securities without readily determinable fair values for the years ended December 31, 2021, 2022 and 2023 were as follows:

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Gross unrealized gains (upward adjustments)	82,504	33,346	501	71
Gross unrealized losses (impairment)	(351,380)	(287,005)	(168,759)	(23,769)
Net unrealized losses on equity securities held	(268,876)	(253,659)	(168,258)	(23,698)
Net realized gains on equity securities sold	67,105	32,536	6,117	862
Total net losses recognized in other income, net	(201,771)	(221,123)	(162,141)	(22,836)

In 2023, the Group: i) acquired equity interests in one equity investee for a total consideration of RMB6,000 (US$845). ii) acquired control stake of Beijing OrionStar and derecognized the previous held equity interest in Beijing OrionStar as disclosed in Note 3.

In 2022, the Group: i) acquired equity interests in three equity investees for a total consideration of RMB59,581. ii) disposed certain equity interest in equity investees and recognized a disposal gain of RMB32,536 in “Other income”.

In 2021, the Group: i) acquired equity interests in two equity investees for a total consideration of RMB7,000. ii) disposed certain equity interest in equity investees and recognized a disposal gain of RMB67,105 in “Other income”.

The Group received dividends from investees of RMB2,558, nil and RMB5,598 (US$788) which were recorded in “Other income” in the consolidated comprehensive loss for the years ended December 31, 2021, 2022 and 2023, respectively.

Equity investments with readily determinable fair value

The Group purchased equity interest of a company listed on the HK Stock Exchange in 2019 and disposed all the equity interest of the Company in 2021. Realized gains were RMB767 and nil and nil, which were recorded in “Other income” in the consolidated comprehensive loss for years ended December 31, 2021, 2022 and 2023, respectively.

Investment accounted for using fair value option

The Group owned 49.6% equity interest of Live.me on a fully dilutive basis and the Group elected to account the equity investment in Live.me under the fair value option model. In January 2023, Live.me modified its share capital by dividing ordinary shares into Class A ordinary shares and Class B ordinary shares with different voting rights, The Group’s voting rights of Live.me thus were diluted to be 17.25% and the Group lost significant influence in Live.Me. In December 2023, the preferred shares held by the Group was reclassified and accounted for as available-for-sale debt securities since the Group has a put option to request Live.me to redeem the Group’s related equity interests at the Group's option. The Group continues to measure Live.me’s equity interest under fair value option model. The fair value of the equity interest held by the Group was RMB370,162 and RMB43,333 (USD$6,103) as of December 31, 2022 and 2023, respectively. For the years ended December 2021, 2022 and 2023, the Group recorded unrealized gain of RMB6,537, unrealized losses of RMB25,601 and RMB334,921 (USD$47,173) for equity investment accounted for using fair value option in “Other income” and “Other expense” in the consolidated comprehensive loss, respectively.

Equity investments accounted for using equity method

The carrying amount of the Company’s equity method investments were RMB238,591 and RMB242,997 (US$34,225) as of December 31, 2022 and 2023, respectively.

In 2023, the Group acquired certain equity method investments with total costs of RMB23,454 (US$3,303), and during which RMB17,707 (US$2,494) was in cash consideration and another was acquired through business combination as set out in Note 3.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

In 2022, the Group acquired an equity method investment with total consideration of RMB10,000.

In 2021, the Group acquired an equity method investment with total consideration of RMB2,500.

The Group recorded its share of income of RMB60,992, share of loss of RMB12,143 and RMB 2,564 (US$361) from equity investments accounted for using equity method for the years ended December 31, 2021, 2022 and 2023, respectively. For the years ended December 31, 2021, 2022 and 2023, nil and nil and RMB5,339 (US$752) impairment losses were recorded for the equity investments accounted for using equity method.

None of equity method investments, including the equity method investment that the Group elects to account for using the fair value option, was considered individually material for the years ended December 31, 2021, 2022 and 2023. The Group summarized the unaudited condensed financial information of the Group’s equity method investments as a group below in accordance with Rule 4-08 of Regulation S-X:

	As of December 31,
	2022	2023
	RMB	RMB	US$
Balance sheet data:
Current assets	463,921	514,186	72,422
Non-current assets	1,404,594	1,298,749	182,925
Current liabilities	173,776	89,210	12,565
Non-current liabilities	13,249	5,843	823
Redeemable preferred shares	1,059,852	—	—

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Operating data:
Revenues	925,020	755,532	156,948	22,106
Gross profit	407,487	285,140	19,206	2,705
Operating income (loss)	459,079	(10,022)	(64,535)	(9,090)
Net income (loss)	464,352	(8,133)	(60,929)	(8,582)

Available-for-sale debt securities

Available-for-sale debt securities in long-term investments primarily represent investments in preferred shares that are redeemable at the Group’s option, which are measured at fair value.

In 2021, the Group sold part of equity interest of an investment previously accounted for using the measurement alternative and the remaining equity interest held was reclassified and accounted for as available-for-sale debt securities since the Group has a put option to require the equity investee to redeem the Group’s equity interest at the Group’s option. The Group remeasured the fair value of the investment upon the reclassification with a remeasurement loss of RMB42,883 recorded in “Other expense” in the consolidated comprehensive loss. In 2023, preferred shares held by the Group of an investment previously accounted for using the measurement alternative was reclassified and accounted for as available-for-sale debt securities since the preferred shares are redeemable at the Group’s option. The Group remeasured the fair value of the investment upon the reclassification with a remeasurement loss of RMB25,808 (US$3,635) recorded in “Other expense” in the consolidated comprehensive loss.

As of December 31, 2022, and 2023, long-term available-for-sale debt securities other than the investment in preferred shares of Live.me that classified as available-for-sale debt securities accounted for under fair value option model were RMB42,371 and RMB111,697 (US$15,732), respectively.

For the years ended December 31, 2021, 2022 and 2023, the Group recognized fair value loss on long-term available-for-sale debt securities of nil, RMB8,270 and RMB43,494 (US$6,126) respectively in other comprehensive loss.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

5.
ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2022	2023
	RMB	RMB	US$
Accounts receivable	385,935	533,945	75,205
Allowance for credit losses	(102,161)	(132,881)	(18,716)
Accounts receivable, net	283,774	401,064	56,489

The movements in the allowance for credit losses were as follows:

	Year ended December 31,
	2022	2023
	RMB	RMB	USD
Balance as of January 1	92,695	102,161	14,389
Addition	3,156	29,401	4,141
Amounts written off	—	—	—
Foreign Exchange effect	6,310	1,319	186
Balance as of December 31	102,161	132,881	18,716

6.
PREPAYMENTS AND OTHER CURRENT ASSETS, NET

	As of December 31,
	2022	2023
	RMB	RMB	US$
Other receivables from advertisers	857,135	878,754	123,770
Advances to suppliers	137,419	139,772	19,686
Prepaid expenses	25,506	26,144	3,682
Inventories (i)	16,695	40,573	5,715
Receivable from third-party payment platform	51,014	29,573	4,165
Convertible loans	10,093	10,465	1,474
Others	72,371	68,975	9,715
Impairment of prepayments and inventory	(102,145)	(108,003)	(15,212)
Allowance for credit losses	(99,943)	(113,126)	(15,933)
Total	968,145	973,127	137,062

(i)
Inventories consist of materials and finished goods, as of December 31, 2022 and 2023, inventories net of impairment reserve were RMB4,283 and RMB28,042(US$3,950). For the years ended December 31, 2021, 2022 and 2023, the group recorded impairment reserve of RMB7,618, nil and RMB2,627(US$370) , respectively.

The movements in the allowance for credit losses were as follows:

	Year ended December 31,
	2022	2023
	RMB	RMB	USD
Balance as of January 1	102,985	99,943	14,077
Addition	19,266	12,243	1,724
Amounts written off	(27,623)	—	—
Foreign Exchange effect	5,315	940	132
Balance as of December 31	99,943	113,126	15,933

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Provision for credit losses and impairment of assets for the years ended December 31, 2021, 2022 and 2023 were RMB493, RMB19,266 and RMB12,243 (US$1,724), respectively.

7.
PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2022	2023
	RMB	RMB	US$
Electronic equipment	61,894	64,254	9,050
AI related equipment	153,580	159,898	22,521
Leasehold improvements	14,544	19,186	2,702
Office equipment and fixtures	19,532	20,881	2,941
Mold and tooling	—	5,516	777
Motor vehicles	2,922	2,690	379
Construction in progress	48	119	16
Less: Accumulated depreciation	(185,105)	(211,437)	(29,780)
Less: Accumulated impairment	(8,688)	(7,223)	(1,017)
Property and equipment, net	58,727	53,884	7,589

Depreciation expense of property and equipment for the years ended December 31, 2021, 2022 and 2023 were RMB45,751, RMB49,208 and RMB27,842 (US$3,921), respectively. The impairment recognized on property and equipment were nil for the years ended December 31, 2021, 2022 and 2023, respectively. The Group recorded impairment loss in “Other operating income (expense), net”.

8.
INTANGIBLE ASSETS, NET

Intangible assets and the related accumulated amortization were summarized as follows:

	As of December 31, 2023
	Gross Carrying value	Accumulated amortization	Accumulated impairment	Net carrying value
	RMB	RMB	RMB	RMB	US$
Online game licenses	144,751	(95,886)	(48,839)	26	4
Technology	363,466	(142,720)	(18,367)	202,379	28,504
Platform	77,919	(42,860)	(35,059)	—	—
Customer relationship	49,954	(47,077)	(2,877)	—	—
User base	48,788	(48,788)	—	—	—
Trademarks	33,546	(15,499)	(2,244)	15,803	2,226
Domain names	5,224	(4,873)	—	351	49
Non-compete agreements	1,610	(1,610)	—	—	—
Total	725,258	(399,313)	(107,386)	218,559	30,783

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

	As of December 31, 2022
	Gross Carrying value	Accumulated amortization	Accumulated impairment	Net carrying value
	RMB	RMB	RMB	RMB
Online game licenses	188,174	(139,536)	(47,910)	728
Technology	155,056	(130,822)	(18,244)	5,990
Platform	76,621	(42,146)	(34,475)	—
Customer relationship	49,237	(46,408)	(2,829)	—
User base	47,980	(47,980)	—	—
Trademarks	18,283	(14,788)	(2,222)	1,273
Domain names	4,965	(4,526)	—	439
Non-compete agreements	1,610	(1,610)	—	—
Total	541,926	(427,816)	(105,680)	8,430

The Group recorded impairment loss in “Other operating income (expense), net”. The impairment recognized on intangible assets were nil, nil and RMB 412 (US$58) for the years ended December 31, 2021, 2022 and 2023, respectively.

Amortization expense of intangible assets for the years ended December 31, 2021, 2022 and 2023 were RMB5,071, RMB3,817 and RMB 7,420 (US$1,045), respectively. Estimated amortization expense relating to the existing intangible assets with finite lives for each of next five years and thereafter is as follows:

	For the year ending December 31,
	RMB	US$
2024	28,968	4,080
2025	28,674	4,039
2026	28,220	3,975
2027	28,017	3,946
2028	27,881	3,927
Thereafter	76,799	10,816
Total	218,559	30,783

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

9. GOODWILL

The changes in the carrying amount of goodwill were as follows:

For the year ending December 31,
Balance as of January 1, 2023	—
Goodwill acquired in business combinations (Note 3)	576,989
Balance as of December 31, 2023, in RMB	576,989
Balance as of December 31, 2023, in US$	81,267

10. LEASE

The Group’s operating leases mainly related to offices and employees’ accommodation facilities. For leases with terms greater than 12 months, the Group records the related assets and lease liabilities at the present value of lease payments over the term. Certain leases include rental-free periods and renewal options, which are factored into the Group’s determination of lease payments when appropriate. As of December 31, 2022 and 2023, the Group had no finance leases.

As of December 31, 2022 and 2023, the weighted average remaining lease term was 3.4 years and 2.5 years, respectively, and the weighted average discount rate was 4.9% and 4.9% for the Group’s operating leases respectively.

Operating lease cost for the year ended December 31, 2021, 2022 and 2023, was RMB20,613, RMB16,777 and RMB15,244 (US$2,147) respectively, which excluded cost of short-term contracts. Short-term lease cost for the year ended December 31, 2021, 2022 and 2023 was RMB28,488, RMB5,062 and RMB5,379 (US$758), respectively. For the years ended December 31, 2021, 2022 and 2023, no lease cost was capitalized.

Future lease payments under operating leases as of December 31, 2023 were as follows:

	For the year ended December 31,
	RMB	US$
2024	14,426	2,032
2025	12,103	1,705
2026	5,969	841
2027	—	—
2028	—	—
Total future lease payments	32,498	4,577
Less: imputed interest	1,504	212
Total lease liability balance	30,994	4,365

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

11.
ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other current liabilities

	As of December 31,
	2022	2023
	RMB	RMB	US$
Payable to online advertising platforms as agency	827,015	1,452,286	204,550
Accrued operating expenses	224,902	391,338	55,119
Salary and welfare payable	54,314	51,465	7,249
Advance received in advertising agency services	136,098	136,684	19,252
Accrued advertising, marketing and promotional expenses	48,389	50,082	7,054
Deferred revenue	194,542	235,520	33,172
Operating lease liabilities current portion	14,384	13,295	1,873
Other taxes payable	21,670	35,380	4,983
Accrued bandwidth and cloud service costs	1,062	2,078	293
Others	64,393	69,082	9,728
Total	1,586,769	2,437,210	343,273

Other non-current liabilities

	As of December 31,
	2022	2023
	RMB	RMB	US$
Uncertain tax position	161,668	159,908	22,523
Operating lease liabilities non-current portion	27,090	17,699	2,493
Others	11,578	12,336	1,737
Total	200,336	189,943	26,753

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

The following tables present the summary of each segment’s revenues, operating income (loss) which were considered as segment operating performance measure, for the years ended December 31, 2021, 2022 and 2023:

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Revenues:
Internet business	653,759	697,387	450,134	63,400
AI and others	130,857	186,679	219,369	30,898
Total revenues	784,616	884,066	669,503	94,298
Operating income (loss):
Internet business	(14,178)	(369)	26,259	3,699
AI and others	(208,243)	(217,359)	(202,542)	(28,527)
Unallocated expenses(i)	(7,150)	(7,863)	(33,554)	(4,726)
Total operating loss	(229,571)	(225,591)	(209,837)	(29,554)

(i)
Share-based compensations were not allocated to segments.
13.
GEOGRAPHICAL INFORMATION

The following tables set forth revenues and property and equipment, net by geographic area:

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Revenues:
PRC	562,464	391,652	343,119	48,327
Overseas (i)	222,152	492,414	326,384	45,971
HongKong	18,727	262,095	52,272	7,362
Japan	111,481	96,413	113,143	15,936
Rest of the world (ii)	91,944	133,906	160,969	22,673

	As of December 31,
	2022	2023
	RMB	RMB	US$
Property and equipment, net:
PRC	55,629	44,676	6,292
Non-PRC	3,098	9,208	1,297

(i)
Overseas revenue refers to revenues generated by the Group’s operating legal entities incorporated outside mainland China or generated by our operating legal entities incorporated in mainland China but are attributable to customers located outside mainland China . Such revenues are primarily attributable to customers located outside China based on customers’ registered addresses.
(ii)
No individual country or area, other than disclosed above, exceeded 10% of total revenues for the years ended December 31, 2021, 2022 and 2023, respectively.
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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Hong Kong

The Company’s subsidiaries in Hong Kong are subject to Hong Kong Profits Tax rate at 16.5% on the estimated assessable profit. For the year ended December 31, 2021, 2022 and 2023, the first HK$2 million of profits earned by one of the Company’s subsidiaries incorporated in Hong Kong is taxed at half the current tax rate (i.e. 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. There are no withholding taxes in Hong Kong on remittance of dividends.

Singapore

Subsidiaries in Singapore are subject to Singapore corporate income tax rate of 17%.

Japan

Kingsoft Japan is incorporated in Japan with paid-in capital in excess of Japanese Yen (“JPY”) 100 million and was subject to a national corporate income tax rate of 23.2% as of the years ended 31, 2021 and 2022. In 2023, Kingsoft Japan reduced its paid-in capital to 90 million Japanese Yen, and is taxed at a tax rate of 15% on first JPY8 million and at 23.2% on the portion over JPY8 million as of the year ended 31, 2023. Local income taxes, which are local inhabitant tax and enterprise tax, are also imposed on corporate income.

PRC

The Company’s subsidiaries in the PRC and the VIEs are subject to the statutory rate of 25%, unless otherwise specified, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008.

As qualified High New Technology Enterprise (“HNTE”), Beijing Security was entitled to the preferential income tax rate of 15% from 2020 to 2021. Beijing Kingsoft Cheetah Technology Co., Ltd. is entitled to the preferential income tax rate of 15% from 2022 to 2024. Beijing OrionStar Technology Co., Ltd. is entitled to the preferential income tax rate of 15% from 2021 to 2023. Zhuhai Baoqu Technology Co., Ltd. are entitled to the preferential income tax rate of 15% from 2023 to 2025.

In accordance with the requirements of Cai Shui [2022] No. 19 and State Administration of Taxation Hengqin-Guangdong-Macao In-Depth Cooperation Zone Taxation Bureau Announcement [2023] No. 1, enterprises of qualified industries that met the operational substantive requirements located in Hengqin-Guangdong-Macao In-Depth Cooperation Zone, are subject to a tax rate of 15%. Zhuhai Baohaowan Technology Co., Ltd. is entitled to the preferential income tax rate of 15% as it is qualified with the mentioned requirements.

Pursuant to Ministry of Finance and State Administration of Taxation Announcement [2019] No.68, new Software development enterprise are each entitled to a tax holiday of two-year full EIT exemption followed by three-year 50% EIT reduction (“2+3 tax holiday”) starting from their respective first profit-making year prior to December 31, 2018. Zhuhai Baoqu Technology Co., Ltd. being qualifying as a new software development enterprise is entitled to a tax holiday of 50% EIT exemption in 2021 and 2022.

Without the tax holidays and preferential tax, the Group’s income tax expenses would have decreased by RMB44,909, RMB2,232 and RMB3,457 (US$487) for the years ended December 31, 2021, 2022 and 2023, respectively. The impacts of the tax holidays and preferential tax rates were a decrease in the loss per share of RMB0.0314, RMB0.0015 and RMB0.0023 (US$0.0003), for the year ended December 31, 2021, 2022 and 2023, respectively.

Under the EIT Law, dividends paid by PRC enterprises out of profits earned post-2007 to non-PRC tax resident investors are subject to PRC dividend withholding tax of 10%. A lower withholding tax rate may be applied based on applicable tax treaties with certain jurisdictions.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Loss before income taxes consists of:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
PRC	(490,025)	(261,306)	(251,578)	(35,434)
Non-PRC	150,454	(284,474)	(386,072)	(54,376)
Total	(339,571)	(545,780)	(637,650)	(89,810)

The current and deferred portions of income tax expenses included in the consolidated statements of comprehensive loss are as follows:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Current income tax expenses (benefits)	12,713	(12,208)	850	120
Deferred income tax (benefits) expenses	920	(12,881)	(44,631)	(6,286)
Income tax expenses (benefits)	13,633	(25,089)	(43,781)	(6,166)

A reconciliation of the differences between the statutory tax rate and the effective tax rate for enterprise income tax is as follows:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Loss before income tax	(339,571)	(545,780)	(637,650)	(89,810)
Income tax benefits computed at the PRC statutory tax rate of 25%	(84,894)	(136,445)	(159,413)	(22,453)
Effect of different tax rates in different jurisdictions	(16,764)	49,280	84,086	11,843
Effect of tax holiday and preferential tax rates	44,909	4,908	2,981	420
Research and development super-deduction	(12,660)	(9,361)	(8,749)	(1,232)
Non-taxable income(i)	(25,713)	(2,809)	(5,488)	(773)
Non-deductible expenses(ii)	8,614	1,783	21,538	3,034
Effect of change in tax rate	(12,327)	(106,824)	3,080	434
Outside basis difference on investment	63	(3,800)	(33,413)	(4,706)
Changes in uncertain tax position	(9,453)	(11,903)	(4,183)	(589)
Withholding tax and others	27,977	(4,345)	22,683	3,194
Changes in valuation allowance	93,881	194,427	33,097	4,662
Income tax expenses (benefits)	13,633	(25,089)	(43,781)	(6,166)

(i)
Non-taxable income mainly consists of gains on disposal of subsidiaries and long-term investments or upward fair value adjustment of long-term investments that are not subject to tax under the tax laws of different jurisdictions.
(ii)
Non-deductible expenses mainly consist of share-based compensation expenses, entertainments, disposal losses or impairment of long-term investments and other expenses that are not allowed to be deducted under the tax laws of different jurisdictions.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Deferred taxes were measured using the enacted tax rates for the periods in which the temporary differences are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax balances as of December 31, 2022 and 2023 are as follows:

	As of December 31,
	2022	2023
	RMB	RMB	US$
Deferred tax assets:
Tax losses carry forward	411,544	708,815	99,835
Equity investment loss	157,319	185,553	26,135
Allowance for credit losses	36,089	35,983	5,068
Intangible assets and accrued expenses	8,687	7,906	1,114
Share-based compensation	263	235	33
Others	33,129	42,474	5,981
Valuation allowance	(617,264)	(786,853)	(110,826)
Deferred tax assets	29,767	194,113	27,340
Deferred tax liabilities:
Outside basis difference on investment	55,770	23,403	3,296
Equity method investment and unrealized gains	1,813	1,112	157
Right-of-use asset and others	8,617	4,498	633
Intangible assets acquired from business acquisition	-	31,137	4,386
Deferred tax liabilities	66,200	60,150	8,472

	As of December 31,
	2023
	RMB	US$
Classification in the consolidated balance sheets:
Deferred tax assets	188,503	26,550
Deferred tax liabilities	54,540	7,682

The Group operates through several subsidiaries, VIEs and subsidiaries of VIEs and the valuation allowance is considered for each subsidiary, VIE and subsidiary of VIE on an individual basis. As of December 31, 2022, and 2023, the Group’s total deferred tax assets before valuation allowances were RMB647,031 and RMB980,966 (US$138,166), respectively. As of December 31, 2022 and 2023, the Group recorded valuation allowances of RMB617,264 and RMB786,853 (US$110,826), respectively, on its deferred tax assets that are sufficient to reduce the deferred tax assets to the amounts that are more-likely-than-not to be realized.

The following table sets forth the movement of the valuation allowances for deferred tax assets for the years presented:

	2022	2023
	RMB	RMB	US$
Balance at January 1	(422,837)	(617,264)	(86,940)
Additions(1)	(205,800)	(215,340)	(30,330)
Decreases	11,373	45,751	6,444
Balance at December 31	(617,264)	(786,853)	(110,826)

(1) RMB 136,492 (US$19,224) of which was from the business combination as set out in Note3.

Undistributed earnings of certain of the Company’s PRC subsidiaries amounted to approximately RMB795,098 and RMB 821,259 (US$115,672) on December 31, 2022 and 2023, respectively. Those earnings are considered to be indefinitely reinvested; accordingly, no provision for PRC withholding tax has been provided thereon. Upon repatriation of those earnings in the form of dividends, the Group would be subject to PRC withholding tax at 10%. The PRC withholding tax rate could be reduced to 5% should the treaty benefit between Hong Kong and the PRC be applicable. As such, the amount of unrecognized deferred income tax liabilities is approximately ranging from RMB39,755 to RMB79,510 and RMB41,063 (US$5,784) to RMB82,126 (US$11,567) as of December 31, 2022 and 2023, respectively.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

As of December 31, 2023, the Group had taxable losses of approximately RMB4,016,753 (US$565,748) primarily deriving from entities in the PRC, Hong Kong and Singapore, which can be carried forward per tax regulation to offset future net profit for income tax purposes. The PRC taxable loss RMB3,686,876 (US$519,286) will expire from 2024 to 2033 and Hong Kong, Singapore and others taxable loss RMB329,877 (US$46,463) can be carried forward without an expiration date.

Unrecognized tax benefits

As of December 31, 2022 and 2023, the Group had unrecognized tax benefits of RMB172,557 and RMB168,416 (US$23,721), of which RMB17,745 and RMB14,516 (US$2,045), respectively, were deducted against the deferred tax assets on tax losses carry forward, and the remaining amounts of RMB154,812 and RMB153,900 (US$21,676), respectively were presented in the other non-current liabilities in the consolidated balance sheets. The Group’s unrecognized tax benefits for the years ended December 31, 2022 and 2023 were primarily related to the tax-deduction of share-based compensation expenses and disposal of long-term investments. It is possible that the amount of unrecognized benefits will change in the next 12 months; however, an estimate of the range of the possible change cannot be made at this moment. As of December 31, 2022, and 2023, there were RMB154,812 and RMB153,900 (US$21,676) of unrecognized tax benefits that if recognized would impact the annual effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefit is as follows:

	2022	2023
	RMB	RMB	US$
Balance at January 1	177,526	172,557	24,304
Additions based on tax positions related to current year	588	3,086	435
Reversal based on tax positions related to prior years	(17,643)	(9,651)	(1,359)
Foreign exchange translation adjustments	12,086	2,424	341
Balance at December 31	172,557	168,416	23,721

The Group recognizes accrued interest related to unrecognized tax benefits in income tax expenses. As of December 31,2022 and 2023, the Group had accrued interest of RMB6,856 and RMB6,009 (US$846) respectively. For the year ended December 31, 2021, 2022 and 2023, the Group reversed RMB1,449, RMB3,760, and RMB847 (US$119) in interest, respectively. The Group did not record any penalties related to unrecognized tax benefits.

As of December 31, 2023, the tax years ended December 31, 2018 through 2023 for the Group’s subsidiaries in the PRC and the VIEs are generally subject to examination by the PRC tax authorities. The tax years ended December 31, 2019 through 2023 for the Group’s subsidiary in the Singapore is generally subject to examination by the Singapore tax authorities. The tax years ended December 31, 2017 through 2023 for the Group’s subsidiaries in Hong Kong are generally subject to examination by the Hong Kong tax authorities.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

15.
RELATED PARTY TRANSACTIONS
a.
Principal related parties

Name of related parties	Relationship with the Group

Tencent and its subsidiaries (“Tencent Group”)

Kingsoft and its subsidiaries (“Kingsoft Group”)

OrionStar and its subsidiaries (“OrionStar Group”)(1)

Pixiu Inc. and its subsidiaries (“Pixiu Group”)

Live.me and its subsidiaries (“Live.me Group”)

Entities controlled by a shareholder of the Group

Entities controlled by a shareholder of the Group

Entities controlled by a director of the Group

Entities influenced materially by the Group

Entities that Group owns 49.6% shares of ownership

(1) OrionStar Group became the subsidiary of the Company since November 30, 2023 as disclosed in Note 3. As a result, OrionStar Group was not considered as the Group’s related party since then.

b.
In addition to the transactions detailed elsewhere in these financial statements, the Group had the following material related party transactions for the years ended December 31, 2021, 2022 and 2023:

		For the year ended December 31,
		2021	2022	2023
		RMB	RMB	RMB	US$
Services received from:	(i)
Kingsoft Group		19,139	15,236	14,248	2,007
Tencent Group		32,594	20,534	13,293	1,872
OrionStar Group		3,756	347	2,324	327
Services provided to:	(ii)
Tencent Group		40,333	12,479	9,565	1,347
OrionStar Group		3,862	2,610	2,402	338
Pixiu Group		9,614	433	972	137
Live.me Group		11,718	33,305	35,006	4,930
Purchase of products and equipment:
OrionStar Group	(iii)	40,290	1,130	991	140
Loans and investments provided to:
OrionStar Group	(iv)	100,000	—	—	—
Pixiu Group	(v)	—	14,181	—	—

(i)
The Group entered into agreements with Kingsoft Group pursuant to which Kingsoft Group provided services including cloud services, leasing, license and other miscellaneous services to the Group; The Group entered into agreements with Tencent Group pursuant to which Tencent Group provided promotion and cloud services to the Group; The Group entered into agreements with OrionStar Group pursuant to which OrionStar Group provided technical support services to the Group.
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
(iv)
In 2021, the Group provided a convertible loan of RMB100,000 at an annual simple interest rate of 8% with 2 years maturity term to Beijing OrionStar. The Group does not have right to convert all or part of the principal and accumulated unpaid interest into the Beijing OrionStar’s equity interest until a qualified equity financing occurs or upon maturity. The conversion features were considered as embedded derivatives that do not meet the criteria to be bifurcated and were accounted for together with the loan receivable. In October 2023, the group agreed to extend the maturity date by one year and it was deemed to be settled upon the completion of acquisition of Beijing OrionStar on November 30, 2023.
(v)
The Group entered into loan agreements with Pixiu Group including a 3-year capital allocation loan which the original expiration date was January 2022. In 2021, the remaining principal balance was revolved to January 2024. In 2023, the Group agreed to further extend the expiration date for the outstanding principal balance to December 2024.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

c.
The balances between the Group and its related parties as of December 31, 2022 and 2023 are listed below:
(1)
Amount due from related parties, net

	As of December 31,
	2022	2023
	RMB	RMB	US$
Live.me Group	13,129	20,654	2,909
Tencent Group	4,529	5,476	771
Pixiu Group	25,104	21,097	2,971
OrionStar Group(i)	134,548	—	—
Kingsoft Group	5,019	4,188	590
Other related parties (ii)	20,610	20,090	2,830
Total	202,939	71,505	10,071

(i)
As of December 31, 2022, the balances of due from OrionStar Group primarily included convertible loan of RMB100,000 and prepayments made for the purchase of robotics products.
(ii)
As of December 31, 2022 and 2023, the amount of due from other related parties included convertible loans of RMB21,000 to a related party, which has been fully impaired as of December 31, 2022 and 2023.

Non-trading indebtedness balances with related parties included convertible and other loans of RMB113,012 and RMB18,981 (US$2,673) as of December 31, 2022 and 2023, respectively. The balance of RMB3,840 and nil were long-term nature as of December 31, 2022 and 2023, respectively.

The movements in the allowance for credit losses were as follows:

	Year ended December 31,
	2022	2023
	RMB	RMB	US$
Balance as of January 1	58,786	67,089	9,449
Addition/(reverse)	7,846	(30,534)	(4,301)
Amounts written off	—	(1,026)	(145)
Foreign Exchange effect	457	53	7
Total	67,089	35,582	5,010

(2)
Amount due to related parties

	As of December 31,
	2022	2023
	RMB	RMB	US$
OrionStar Group	799	—	—
Tencent Group	15,132	9,776	1,377
Live.me Group	10	—	—
Kingsoft Group	3,969	3,597	507
Other related parties(i)	3,719	70,774	9,968
Total	23,629	84,147	11,852

(i)
As of December 31, 2023, the amount of due to other related parties primarily included a one year convertible loan with principal amount of RMB40,265(US$5,671) due by Beijing OrionStar to Mr. Sheng Fu, chief executive officer and director of the Group.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

16.
SHARE-BASED COMPENSATION

2023 Share Incentive Plan

On April 11, 2023, the board of directors of the Company approved to adopt a share incentive plan (the “2023 Incentive Plan”). The 2023 Incentive plan provides for the grant of restricted shares and share options to members of the Board, employees or consultants of the Group. The maximum aggregate number of Shares which may be issued or transferred under the 2023 incentive Plan shall be equal to 145,000,000 Shares. Unless terminated earlier, the 2023 incentive Plan will expire on the tenth anniversary of the Effective Date. Vesting conditions will be specified under each award agreement. Except for service conditions, there were no other vesting conditions for all the awards under 2023 Incentive Scheme.

The following table summarizes the restricted shares activity pursuant to the 2023 Incentive Plan for the years ended December 31, 2023:

	Number of Shares	Weighted average grant date fair value (US$)
Outstanding at January 1, 2023	—	—
Granted	103,270,550	0.05
Vested	(36,941,200)	0.05
Forfeited	—	—
Unvested at December 31, 2023	66,329,350	0.04

The fair value of the restricted shares was determined based on the price of the Company’s publicly traded ADSs.

As of December 31, 2023, the total estimated unrecognized share-based compensation expenses related to restricted shares awarded amounted to RMB14,137 (US$1,991), and is expected to be recognized over a weighted-average period of 2.0 years.

The total fair value of vested restricted shares on their respective vesting dates during the years ended December 31, 2023 was RMB13,587(US$1,914).

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

2014 Restricted Shares Plan

On April 22 and April 24, 2014, the board of directors and the shareholders of the Company approved to adopt a restricted shares plan (the “2014 Restricted Shares Plan”), respectively. Under the 2014 Restricted Shares Plan, the Company is authorized to issue up to 122,545,665 Class A ordinary shares (excluding shares which have lapsed or have been forfeited) pursuant to the grant of restricted shares and restricted share units thereunder. Unless terminated earlier, the 2014 Restricted Shares Plan has a validity term of 10 years and was due to terminate in 2024. Upon approval of our board of directors, the validity term has been extended to April, 2029. The share awards granted under 2014 Restricted Shares Plan had vesting terms of no longer than 5 years from the date of grant. Except for service conditions, there were no other vesting conditions for all the awards under 2014 Restricted Shares Plan.

The following table summarizes the restricted shares activity pursuant to the 2014 Restricted Shares Plan for the years ended December 31, 2021, 2022 and 2023, respectively:

	Number of shares	Weighted average grant date fair value (US$) after modification
Unvested at January 1, 2021	3,640,002	0.88
Granted	5,994,400	0.14
Vested	(2,016,463)	0.78
Forfeited	(1,055,299)	1.00
Unvested at December 31, 2021	6,562,640	0.22
Granted	—	—
Vested	(2,160,940)	0.36
Forfeited	(373,150)	0.26
Unvested at December 31, 2022	4,028,550	0.14
Granted	31,580,058	0.04
Vested	(6,629,200)	0.06
Forfeited	(2,993,700)	0.05
Unvested at December 31, 2023	25,985,708	0.05

The fair value of the restricted shares was determined based on the price of the Company’s publicly traded ADSs.

As of December 31, 2023, the total estimated unrecognized share-based compensation expense related to restricted shares awarded amounted to RMB6,229 (US$877), and is expected to be recognized over a weighted-average period of 1.8 years.

The total fair value of vested restricted shares on their respective vesting dates during the years ended December 31, 2021, 2022 and 2023 were RMB2,696, RMB933 and RMB2,185 (US$308), respectively.

2013 Incentive Scheme

On January 2, 2014, the Company adopted an equity incentive scheme (the “2013 Incentive Scheme”). The 2013 Incentive Scheme provides for the grant of ordinary shares, restricted shares, share options and share appreciation rights to the employees, directors or non-employee consultants of the Company. The maximum number of the Company’s ordinary shares which may be issued under the 2013 Incentive Scheme is 64,497,718 (excluding shares which have lapsed or have been forfeited). The 2013 Incentive Scheme is valid and effective for a term of ten years commencing from its adoption. Except for service conditions, there were no other vesting conditions for all the awards under 2013 Incentive Scheme. As of December 31, 2023, all the share awards granted under 2013 Incentive Scheme had vesting terms of no longer than 5 years from the date of grant.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

The following table summarizes the restricted shares activity pursuant to the 2013 Incentive Scheme for the years ended December 31, 2021, 2022 and 2023, respectively:

	Number of shares	Weighted average grant date fair value (US$) after modification
Outstanding at January 1, 2021	4,254,730	0.64
Granted	5,773,520	0.17
Vested	(1,416,898)	0.79
Forfeited	(1,014,882)	0.81
Unvested at December 31, 2021	7,596,470	0.23
Granted	469,490	0.08
Vested	(2,350,790)	0.27
Forfeited	(628,180)	0.50
Unvested at December 31, 2022	5,086,990	0.17
Granted	641,412	0.05
Vested	(1,038,123)	0.27
Forfeited	(975,867)	0.13
Unvested at December 31, 2023	3,714,412	0.12

The fair value of the restricted shares was determined based on the price of the Company’s publicly traded ADSs.

As of December 31, 2023, the total estimated unrecognized share-based compensation expense related to restricted shares awarded amounted to RMB1,024 (US$144), and is expected to be recognized over a weighted-average period of 1.5 years.

The total fair value of vested restricted shares on their respective vesting dates for the years ended December 31, 2021, 2022 and 2023 were RMB2,199, RMB1,409 and RMB471 (US$66).

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

The following table summarizes the restricted shares activity pursuant to the 2011 Share Award Scheme for the years ended December 31, 2021, 2022 and 2023, respectively:

	Number of shares	Weighted average grant date fair value (US$)
Unvested at January 1, 2021	1,943,725	0.64
Granted	1,596,100	0.26
Vested	(1,687,405)	0.36
Forfeited	(1,643,470)	0.59
Unvested at December 31, 2021	208,950	0.39
Granted	—	—
Vested	(121,775)	0.49
Forfeited	—	—
Unvested at December 31, 2022	87,175	0.26
Granted	—	—
Vested	(87,175)	0.26
Forfeited	—	—
Unvested at December 31, 2023	—	—

The fair value of the restricted shares was determined based on the price of the Company’s publicly traded ADSs.

As of December 31, 2023, all of the restricted shares awarded have been vested. The total fair value of vested restricted shares on their respective vesting dates for the years ended December 31, 2021, 2022 and 2023 were RMB2,154, RMB39 and RMB23 (US$3), respectively.

Share-based Awards of subsidiaries

Subsidiaries of the Group also have equity incentive plans granting share-based awards.

The grant date fair value of each share-based award is estimated on the date of grant using the binomial tree option pricing model with the following assumptions used for years presented:

	Year ended December 31, 2021	Year ended December 31, 2022	Year ended December 31, 2023
Fair value of ordinary share (US$)	4.34~4.87	—	0.81
Risk-free interest rates	0.07%	—	3.80%
Expected volatility range	52.02%	—	55.10%
Expected dividend yield	—	—	—
Fair value per option granted (US$)	2.44~2.56	—	0.81

The following table summarizes the share-based compensation expenses of subsidiaries’ share-based awards recognized by the Group:

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Cost of revenues	858	469	251	35
Research and development	7,400	(675)	(703)	(99)
Selling and marketing	342	209	104	15
General and administrative	361	2,225	8,372	1,179
Total	8,961	2,228	8,024	1,130

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

As of December 31, 2023, there was RMB25,155 (US$3,543) unrecognized share-based compensation expenses related to incentive plans, which is expected to be recognized over a vesting period of 2.0 years.

Total share-based compensation expenses recorded by the Group are as follows:

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Cost of revenues	1,027	686	370	52
Research and development	5,996	1,580	580	82
Selling and marketing	1,339	1,899	509	72
General and administrative	(1,212)	3,698	32,095	4,520
Total	7,150	7,863	33,554	4,726

17.
COMMITMENT AND CONTINGENCIES

Commitment for cloud services

Future minimum payments under non-cancelable agreements for cloud services consist of the following as of December 31, 2023.

	Total	Less than 1 Year	1-3 Years	More than 3 Years
Purchase obligations	197,578	67,522	130,056	—

Capital commitment

As of December 31, 2023, commitments for the purchase of fixed assets are immaterial.

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

Except for the investigation mentioned above, the Group is involved in several proceedings as of December 31, 2023. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of December 31, 2022 and 2023.

18.
SHAREHOLDERS’ EQUITY

Ordinary shares

Immediately following the IPO, the Memorandum and Articles of Association were amended and restated such that the authorized share capital of the Company was reclassified and redesignated into 10,000,000,000 shares comprising of (i) 7,600,000,000 Class A ordinary shares; (ii) 1,400,000,000 Class B ordinary shares; and (iii) 1,000,000,000 reserved shares at par value of US$0.000025 per share. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each share of Class A ordinary shares is entitled to one vote per share and is not convertible into Class B ordinary shares under any circumstances. Each share of Class B ordinary shares is entitled to ten votes per share and is convertible into one Class A ordinary share at any time by the holder thereof. Upon any transfer of Class B ordinary shares by the holder thereof to any person or entity that is not

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

an affiliate of such holder, such Class B ordinary shares would be automatically converted into an equal number of Class A ordinary shares. There were nil Class B ordinary shares transferred to Class A ordinary shares in the years ended December 31, 2022 and 2023.

As of December 31, 2022, there were 479,458,004 and 970,015,685 Class A and Class B ordinary shares outstanding. As of December 31, 2023, there were 487,212,501 and 1,006,956,885 Class A and Class B ordinary shares outstanding. The vested restricted shares but have not physically been issued are considered outstanding as each period end and included in the calculation of basic losses per share.

Accumulated losses

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

	As of December 31,
	2022	2023
	RMB	RMB	US$
PRC statutory reserve funds	60,847	67,800	9,549
Unreserved retained (losses)/earnings	(70,271)	(680,902)	(95,903)
Total accumulated losses	(9,424)	(613,102)	(86,354)

Under PRC laws and regulations, there are restrictions on the Company’s subsidiaries in the PRC and VIEs with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Such restriction amounted to RMB2,688,615 (US$378,684) as of December 31, 2023.

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

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Accumulated other comprehensive income

The components of accumulated other comprehensive income were as follows:

	Foreign currency translation adjustment	Unrealized gains on available- for sale Securities	Total
	RMB	RMB	RMB
Balance at January 1, 2021	163,428	(88)	163,340
Other comprehensive loss before reclassification	(75,536)	—	(75,536)
Other comprehensive income attribute to noncontrolling interests	458	—	458
Balance at December 31, 2021	88,350	(88)	88,262
Other comprehensive income before reclassification	263,371	—	263,371
Other comprehensive income attribute to noncontrolling interests	2,315	—	2,315
Balance at December 31, 2022	354,036	(88)	353,948
Other comprehensive Income (loss) before reclassification	45,769	(43,494)	2,275
Other comprehensive income attribute to noncontrolling interests	631	—	631
Balance at December 31, 2023	400,436	(43,582)	356,854
Balance at December 31, 2023, in US$	56,400	(6,138)	50,262

There was nil tax expense or benefit recognized related to the changes of each component of accumulated other comprehensive income for the years ended December 31, 2021, 2022 and 2023.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

19. REDEEMABLE PREFERRE SHARES

On November 30, 2023, the Group acquired additional 35.17% equity interest of Beijing OrionStar from certain of the existing shareholders of Beijing OrionStar, including Mr. Sheng Fu, chief executive officer and director of the Company, for an aggregate cash consideration of RMB268,724 (US$37,849). The Group held, taking into account its existing shareholding, 72.91% of Beijing OrionStar’s equity interest and consolidated the financial results of Beijing OrionStar since November 30, 2023. According to Beijing OrionStar’s article of association after the acquisition, two shareholders of Beijing OrionStar holds Series B2 Preferred Shares of Beijing OrionStar, and the holders of Preferred shares have the right to cause the Group to purchase all (but not less than all) of the Preferred Shares at put option price. The exercise of the put option is subject to certain conditions as set out in the article of association of Beijing OrionStar, which is not solely within the control of the Beijing OrionStar. In addition, in the event of any liquidation, dissolution or winding up of Beijing OrionStar, either voluntarily or involuntarily, holders of Preferred Shares have the right to receive the certain liquidation preference price before the holders of ordinary shares, and ratably participate in distribution of the remaining assets after fully been paid of the liquidation preference price.

The Group accretes changes in the redemption value over the period from the date that it becomes probable that the mezzanine equity will become redeemable to the earliest redemption date using the effective interest method. The redeemable preferred shares for the years ended December 31, 2022 and 2023 are summarized below:

As of December 31,
Balance at December 31, 2022	—
Issuance	105,726
Accretion	252
Balance at December 31, 2023, in RMB	105,978
Balance at December 31, 2023, in US$	14,927

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

20.
LOSS PER SHARE

Basic and diluted loss per share for each of the years presented are calculated as follows, the effect of share options and restricted share units were excluded from the computation of diluted net loss per share for the years ended December 31, 2022 and 2023, as its effect would be anti-dilutive:

	Year ended December 31,
	2021	2022	2023
	Ordinary shares	Ordinary shares	Class A Ordinary shares	Class A Ordinary shares	Class B Ordinary shares	Class B Ordinary shares
	RMB	RMB	RMB	US$	RMB	US$
Losses per share—basic
Numerator:
Net loss attributable to Cheetah Mobile Inc.	(351,126)	(513,475)	(197,770)	(27,855)	(405,128)	(57,061)
Dilution effect arising from dividends declared on share awards of consolidated subsidiaries	(2,009)	(8,715)	(35)	(5)	(72)	(10)
Net loss attributable to Cheetah Mobile Inc. after accretion of redeemable noncontrolling interests and dilution effect arising from share-based awards issued by subsidiaries	(353,135)	(522,190)	(197,805)	(27,860)	(405,200)	(57,071)
Denominator:
Weighted average number of ordinary shares outstanding	1,430,052,602	1,443,682,305	483,066,304	483,066,304	989,548,977	989,548,977
Losses per share—basic	(0.2469)	(0.3617)	(0.4095)	(0.0577)	(0.4095)	(0.0577)
Losses per share—diluted
Numerator:
Net loss attributable to Cheetah Mobile Inc. after accretion of redeemable noncontrolling interests and dilution effect arising from share-based awards issued by subsidiaries	(353,135)	(522,190)	(197,805)	(27,860)	(405,200)	(57,071)
Dilution effect arising from share-based awards issued by subsidiaries	—	(291)	(229)	(32)	(470)	(66)
Reallocation of net loss as a result of conversion of Class B into Class A ordinary shares	—	—	(405,670)	(57,137)	—	—
Net loss attributable to ordinary shareholders	(353,135)	(522,481)	(603,704)	(85,029)	(405,670)	(57,137)
Denominator:
Weighted average ordinary shares outstanding	1,430,052,602	1,443,682,305	483,066,304	483,066,304	989,548,977	989,548,977
Conversion of Class B into Class A ordinary shares	—	—	989,548,977	989,548,977	—	—
Denominator used for losses per share	1,430,052,602	1,443,682,305	1,472,615,281	1,472,615,281	989,548,977	989,548,977
Losses per share—diluted	(0.2469)	(0.3619)	(0.4100)	(0.0577)	(0.4100)	(0.0577)
Losses per ADS:
Denominator used for losses per ADS—basic	28,601,052	28,873,646	29,452,306	29,452,306
Denominator used for losses per ADS—diluted	28,601,052	28,873,646	29,452,306	29,452,306
Losses per ADS—basic	(12.3469)	(18.0854)	(20.4740)	(2.8837)
Losses per ADS—diluted	(12.3469)	(18.0954)	(20.4977)	(2.8870)

Effective September 2, 2022, the Company effected a change of the ratio of the ADS to its Class A ordinary shares from one ADS representing ten Class A ordinary share to one ADS representing fifty Class A ordinary shares. The change in the ratio of the ADS to the Company’s Class A ordinary shares had no impact on its underlying Class A ordinary shares, and no Class A ordinary shares were issued or cancelled in connection with the change in the ratio of the ADS to its Class A ordinary shares. The number of ADSs as the denominator used for losses per ADS and losses per ADS amount have been retroactively adjusted to reflect the changes in ratio for all periods presented.

21.
EMPLOYEE BENEFIT

Full time employees of the Group participate in government mandated defined contribution plan, pursuant to which certain welfare benefits are provided to employees. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were approximately RMB56,490, RMB54,510 and RMB54,275 (US$7,644) for the years ended December 31, 2021, 2022 and 2023, respectively.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

Assets and liabilities measured or disclosed at fair value on a recurring basis

In accordance with ASC 820-10, the Group measures equity investments with readily determinable fair value, investment accounted for using fair value option and available-for-sale debt securities at fair value on a recurring basis. The equity investments with readily determinable fair value and short-term available-for-sale debt securities are classified within Level 1 as the fair value is measured using quoted market data, or Level 2 as the fair value is measured by using indirectly inputs observable in the marketplace. The investment accounted for using fair value option and long-term available-for-sale debt securities are classified within Level 3 in the fair value hierarchy.

Assets and liabilities measured on a recurring basis or disclosed at fair value are summarized below:

	Total Fair Value	Total Fair Value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total gains (losses)
	RMB	US$	RMB	RMB	RMB	RMB
Fair value measurement—Recurring:
As of December 31, 2023
Short-term investment
Wealth management products	—	—		—
Long-term Investment
Available-for-sale debt securities	111,697	15,732			111,697	(43,494)
Investments accounted for using fair value option	43,333	6,103			43,333	(334,921)
As of December 31, 2022
Short-term investment
Wealth management products	86,386	12,525		86,386		386
Long-term Investment
Available-for-sale debt securities	42,371	6,143			42,371	(8,270)
Equity investments accounted for using fair value option	370,162	53,668			370,162	(25,601)

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Reconciliations of assets categorized within Level 3 under the fair value hierarchy are as follow:

Amounts
RMB
Balance as of January 1, 2021	364,298
Addition	46,339
Fair value change	6,537
Foreign exchange translation adjustments	(8,600)
Balance as of December 31, 2021	408,574
Addition	—
Fair value change	(33,871)
Foreign exchange translation adjustments	37,830
Balance as of December 31, 2022	412,533
Addition	111,697
Fair value change	(378,415)
Foreign exchange translation adjustments	9,215
Balance as of December 31, 2023	155,030
Balance as of December 31, 2023 in US$	21,835

(i)
There were no transfers of fair value measurements into or out of Level 3 for the years ended December 31, 2021, 2022 and 2023.

Significant unobservable inputs used in the recurring fair value measurement for available-for-sale debt securities and investments accounted for using fair value option (level 3) are presented below:

	Fair value	Valuation technique	Unobservable inputs	Range
Available-for-sale debt securities	111,697	Market approach	• Volatility	55.5%
Investments accounted for using fair value option*	43,332	Market approach	• Volatility	54.1%

* As of December 31, 2023, the Group adjusted the valuation technique for investment accounts for using fair value option from discount cash flow method to market approach due to lack of the ability to obtain detailed financial information due to the loss of significant influence of such investment.

Significant increases (decreases) in the assumption of volatility in isolation would have resulted in a significantly lower (higher) fair value measurement.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

The following table summarizes the Group’s assets held as of December 31, 2022 and 2023 for which a non-recurring fair value measurement was recorded during the years ended December 31, 2022 and 2023:

	Total Balance	Total Balance	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total (losses) gains
	RMB	US$	RMB	RMB	RMB	RMB
Fair value measurement—Non-Recurring:
As of December 31, 2023
Equity investments accounted for using the measurement alternative	158,771	22,362			158,771	(121,392)
As of December 31, 2022
Equity investments accounted for using the measurement alternative	646,577	93,745			646,577	(262,278)

For equity securities accounted for under the measurement alternative, when there are observable price changes in orderly transactions for identical or similar investments of the same issuer, the investments are re-measured to fair value (Note 4). The non-recurring fair value measurements to the carrying amount of an investment usually requires management to estimate a price adjustment for the different rights and obligations between a similar instrument of the same issuer with an observable price change in an orderly transaction and the investment held by the Group. These non-recurring fair value measurements were measured as of the observable transaction dates. The valuation methodologies involved require management to use the observable transaction price at the transaction date and other unobservable inputs (level 3) such as volatility of comparable companies and probability of exit events as it relates to liquidation and redemption preferences. When there is impairment of equity securities accounted for under the measurement alternative, the non-recurring fair value measurements are measured at the date of impairment. The Group uses valuation methodologies, the market approach and income approach, which requires management to use unobservable inputs (level 3). As of December 31, 2023, the carrying value of these impaired investment measured at level 3 inputs were written down from RMB 234,503 to fair value of RMB142,681 (US$20,096). In 2023, preferred shares held by the Group of an investment previously accounted for using the measurement alternative was reclassified and accounted for as available-for-sale debt securities since the preferred shares are redeemable at the Group’s option. The Group remeasured the fair value of the investment upon the reclassification with a remeasurement loss of RMB25,808 (US$3,635). The significant unobservable inputs used in the fair value measurement and the corresponding impacts to the fair values are presented below:

	Fair value	Valuation technique	Unobservable inputs	Range
Equity investments accounted for using measurement alternative	158,771	Back-Solve method	• Volatility	46.2%
		Market Approach	• Volatility	55.3%~58.7%

23.
SUBSEQUENT EVENTS

On January 9, 2024, the Group signed a share purchase agreement to further invest in Beijing OrionStar, which enables the Group to make a cash investment of US$16.7 million in Beijing OrionStar and exercise its right under the convertible loan with principal amount of RMB100.0 million that the Group provided to Beijing OrionStar in 2021 to convert all of the principal and the accrued interest into Beijing OrionStar's equity interest. Additionally, Gongqingcheng Orion Industrial Investment Center (Limited Partnership) (the "Fund") made an investment of RMB150 million, into Beijing OrionStar. Conew Network, is one of the limited partners of the Fund and currently owns 49.5% interest in the Fund. Upon the completion of the investment, the Group's equity interest in Beijing OrionStar is expected to be 72.10%, without taking into account the stake it holds indirectly through the Fund; The Group will hold, both directly

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

and indirectly, 73.95% equity interest in Beijing OrionStar, including the stake it holds indirectly through the Fund. The indirect interest held by the Group through the Fund is considered to be controlled by the Group and the indirect interests held by the other limited partner and the fund manager of the fund are recognized as mezzanine equity of the Group, and have no impact on the statement of comprehensive losses.

The Group has evaluated subsequent events through the date of issuance of the consolidated financial statements and does not identify any other events that would have material financial impact on the Group’s consolidated financial statements.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

24.
CONDENSED FINANCIAL INFORMATION OF THE COMPANY

Balance Sheets

	As of December 31,
	2022	2023
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	130,746	202,028	28,455
Short-term investments	—	—	—
Prepayments and other current assets, net	111,986	2,715	382
Due from subsidiaries and related parties, net	2,345,588	2,604,647	366,857
Total current assets	2,588,320	2,809,390	395,694
Non-current assets
Long-term investments	477,366	152,355	21,459
Contractual interests in VIEs and their subsidiaries	76,505	2,232	314
Investment in subsidiaries	397,930	251,747	35,458
Other non-current assets	—	—	—
Total non-current assets	951,801	406,334	57,231
Total assets	3,540,121	3,215,724	452,925
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued expenses and other current liabilities	10,595	12,730	1,793
Due to subsidiaries and related parties	301,582	581,529	81,907
Income tax payable	13,105	14,322	2,017
Total current liabilities	325,282	608,581	85,717
Deferred tax liabilities	40,897	8,277	1,166
Other non-current liabilities	140,611	142,995	20,140
Total non-current liabilities	181,508	151,272	21,306
Total liabilities	506,790	759,853	107,023
Shareholders’ equity
Class A ordinary shares (par value of US$0.000025 per share; 7,600,000,000 shares authorized; 480,604,900 and 493,104,900 shares issued as of December 31, 2022 and 2023, respectively; 479,458,004 and 487,212,501 shares outstanding as of December 31, 2022 and 2023, respectively)	80	81	11
Class B ordinary shares (par value of US$0.000025 per share; 1,400,000,000 shares authorized; 970,015,685 and 1,006,956,885 shares issued as of December 31, 2022 and 2023, respectively; 970,015,685 and 1,006,956,885 shares outstanding as of December 31, 2022 and 2023, respectively)	156	163	23
Additional paid-in capital	2,688,571	2,711,875	381,960
Accumulated losses	(9,424)	(613,102)	(86,354)
Accumulated other comprehensive income	353,948	356,854	50,262
Total shareholders’ equity	3,033,331	2,455,871	345,902
Total liabilities and shareholders’ equity	3,540,121	3,215,724	452,925

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Statements of Comprehensive loss

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Revenues	—	—	—	—
Cost of revenues	—	—	—	—
Gross profit	—	—	—	—
Operating expenses
Research and development	(3)	—	—	—
General and administrative	(21,978)	(23,615)	(14,013)	(1,974)
Total operating expenses	(21,981)	(23,615)	(14,013)	(1,974)
Equity in loss of subsidiaries	(352,616)	(471,710)	(293,917)	(41,397)
Interest (expense) income, net	(9)	3,211	5,420	763
Foreign exchange gains, net	71	280	658	93
Other income (expense), net	35,537	(25,441)	(329,592)	(46,422)
Loss before income taxes	(338,998)	(517,275)	(631,444)	(88,937)
Income tax (expenses) benefits	(12,128)	3,800	28,546	4,021
Net Loss	(351,126)	(513,475)	(602,898)	(84,916)
Other comprehensive (loss) income, net of tax of nil
Unrealized losses on available-for-sale securities, net	—	(8,269)	(43,494)	(6,126)
Foreign currency translation adjustments	(75,078)	273,955	46,400	6,535
Other comprehensive (loss) income	(75,078)	265,686	2,906	409
Total comprehensive loss	(426,204)	(247,789)	(599,992)	(84,507)

Statements of Cash Flows

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Net cash provided by (used in) operating activities	666	(26,054)	(12,315)	(1,734)
Net cash (used in) provided by investing activities	(864,999)	137,160	82,830	11,666
Net cash provided by (used in) financing activities	891,960	—	(2,503)	(353)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(25,469)	(761)	3,270	461
Net increase in cash and cash equivalents and restricted cash	2,158	110,345	71,282	10,040
Cash and cash equivalents and restricted cash at beginning of the year	18,243	20,401	130,746	18,415
Cash and cash equivalents and restricted cash at end of the year	20,401	130,746	202,028	28,455

(a) Basis of presentation

For the Company only condensed financial information, the Company records its investment in its subsidiaries, VIEs and subsidiaries of VIEs under the equity method of accounting. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries” and share of their income as “Equity in loss of subsidiaries” on the condensed statements of comprehensive loss. The subsidiaries, VIEs and subsidiaries of VIEs did not pay any dividends to the Company for the year ended 31, 2021 and 2022. The Company received dividends of RMB435,055(US$61,276) for its subsidiaries for the year ended 31, 2023.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

Besides of the investigation mentioned above, there are no pending legal proceedings and litigations that would have a material adverse impact on the Company's financial positions, results of operations or cash flows as of December 31, 2023.