Form 20-F
period 2024-12-31
Cheetah Mobile Inc.
filed 2025-04-15
CIK 1597835

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024.

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

NONE

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 499,357,794 Class A ordinary shares and 1,016,429,335 Class B ordinary shares, par value US$0.000025 per share, as of December 31, 2024.

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

We present our financial results in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this annual report is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB7.2993 to US$1.00, the exchange rate on December 31, 2024 set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any RMB or U.S. dollar amount could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all.

Effective September 2, 2022, we effected a change of the ratio of the ADS to our Class A ordinary shares from one ADS representing ten Class A ordinary shares to one ADS representing fifty Class A ordinary shares. Currently, each ADS represents fifty Class A ordinary shares. The change in the ratio of the ADS to our Class A ordinary shares had no impact on our underlying Class A ordinary shares, and no Class A ordinary shares were issued or cancelled in connection with the change in the ratio of the ADS to our Class A ordinary shares. Unless otherwise indicated, ADSs and per ADS amount in this annual report have been retroactively adjusted to reflect the changes in ratio for all periods presented.

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

PRC laws and regulations restrict and impose conditions on foreign investment in the internet industry, including the mobile internet industry. Accordingly, we operate part of our business in China through the consolidated variable interest entities. We exercise effective control over the consolidated variable interest entities through a series of contractual arrangements among (a) our company, (b) certain of our PRC subsidiaries, including but not limited to, Beijing Kingsoft Internet Security Software Co., Ltd., or Beijing Security, and Conew Network Technology (Beijing) Co., Ltd., or Conew Network, (c) the consolidated variable interest entities, and (d) the shareholders of the consolidated variable interest entities. External revenues contributed by the consolidated variable interest entities accounted for 31.8%, 42.9% and 35.0% of our total revenues for the years of 2022, 2023 and 2024, respectively. As used in this annual report, “we,” “us,” “our company,” or “our” refers to Cheetah Mobile Inc., its subsidiaries and, in the context of describing our operations and consolidated financial information, the consolidated variable interest entities and their subsidiaries in China, including but not limited to Beijing Mobile, Beijing Network and Beijing Conew. References to the consolidated variable interest entities may include their subsidiaries, depending on the context as appropriate.

The following diagram summarizes our corporate structure and identifies our significant subsidiaries and VIEs as of the date of this annual report.

Cheetah Mobile Inc. (Cayman Islands)
100%
Hongkong Cheetah Mobile Technology Limited (Hong Kong)
100%
Cheetah Information Technology Company Limited (Hong Kong)
100%
Forward Vision Corporation Limited (Hong Kong)(4)
100%
Conew.com Corporation (British Virgin Islands)
100%
Cheepop Inc. (Cayman)
75%
Cheetah Mobile Seal Inc. (Cayman)
100%
Dream Ahead Pte. Ltd. (Singapore)(6)
100%
Multicloud Limited (Hong Kong)(4)
100%
Cheetah Mobile Calls Hong Kong Limited (Hong Kong)(4)
51.1%
Japan Kingsoft Inc. (Japan)
100%
Hongkong Zoom Interactive Network Marketing Technology Limited (Hong Kong)
100%
100%
Outside PRC
Inside PRC
100%
Beijing Kingsoft Cheetah Technology Corporation Limited
100%
Zhuhai Juntian Electronic Technology Co., Ltd.
Conew Network Technology (Beijing) Co., Ltd.
Zhuhai Baobaohong Technology Co., Ltd.
92.43%
Zhuhai Baohaowan Technology Co., Ltd.
100%
Beijing Cheetah Mobile Technology Co., Ltd.(2)
Beijing Kingsoft Internet Security Software Co., Ltd.
8.30%
100%
Zhuhai Baoqu Technology Co., Ltd.
100%
Jingdezhen Jibao Information Service Co., Ltd.
63.80%
Beijing Orion Star Technology Co.,Ltd.
1.85%
Equity Control
Contractual Arrangements
Beijing Cheetah Network Technology Co., Ltd.(1)
Beijing Conew Technology Development Co., Ltd.(3)

Notes:

(1)
We consolidate Beijing Network through contractual arrangements among our company, Conew Network, Beijing Network, Mr. Kun Wang, and Mr. Wei Liu. Mr. Kun Wang and Mr. Wei Liu each own 50% equity interests in Beijing Network. Mr. Kun Wang is a former employee of our company, and Mr. Wei Liu is Director of certain subsidiaries of Kingsoft Corporation, one of our principal shareholders.
(2)
We consolidate Beijing Mobile through contractual arrangements among our company, Beijing Security, Beijing Mobile, Mr. Sheng Fu, and Ms. Weiqin Qiu. Mr. Sheng Fu and Ms. Weiqin Qiu own 35% and 65% equity interests in Beijing Mobile, respectively. Mr. Sheng Fu is our chief executive officer and chairman of the board of directors, and Ms. Weiqin Qiu is an advisor of Kingsoft Corporation.
(3)
We consolidate Beijing Conew through contractual arrangements among our company, Conew Network, Beijing Conew, Mr. Sheng Fu, and Mr. Kun Wang. Mr. Sheng Fu and Mr. Kun Wang own 62.73% and 37.27% equity interests in Beijing Conew, respectively. Mr. Sheng Fu is our chief executive officer and chairman of the board of directors, and Mr. Kun Wang is a former employee of our company.
(4)
Each of Forward Vision ("Forward Vision", formerly known as Cheetah Technology Corporation Limited), Cheetah Mobile Calls Hong Kong Limited and Multicloud Limited has entered into deeds of nominee with the nominee shareholders of certain of our Hong Kong operating entities which we do not control through equity ownership. These deeds of nominee provide us with effective control over such Hong Kong entities, enable transfer of the economic benefits therein to us, and afford us the ability to have the equity interest held by the nominee shareholders transferred to us at our discretion.
(5)
Conew Network, through Gongqingcheng Orion Industrial Investment Center (Limited Partnership) ("The Fund"), indirectly holds 1.85% equity interest of Beijing OrionStar. Conew Network is one of the limited partners of the Fund and currently owns 49.5% interest in the Fund.

(6)
Dream Ahead Pte. Ltd.("Dream Ahead", formerly known as Cheetah Mobile Singapore Pte. Ltd.)

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

On December 15, 2022, the PCAOB determined that it was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong in 2022 and vacated the 2021 Determinations accordingly. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA.

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

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and consolidated variable interest entities in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and consolidated variable interest entities have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company and the consolidated variable interest entities in China, including, among others, Internet Content Provider Licenses, or ICP Licenses, for the provision of internet information services, a license for value-added telecommunications services with the specification of online data processing and transaction processing business, or EDI license, Business License of Value-Added Telecommunications Services, or SP license, and Network Security Products security certification for our mobile and PC security applications, the Network Culture Business License for network culture business, and got Algorithm Filing for in-country deep synthesis services (service technology supporter). Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. Any lack of, or failure to keep, requisite licenses, permits, filings or approvals to our business operations, may harm our business. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may be adversely affected by the complexity of, and uncertainties and changes in, PRC regulation on mobile and PC internet businesses and companies.”

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

Under PRC laws and regulations, our PRC subsidiaries and consolidated variable interest entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the consolidated variable interest entities in which we have no legal ownership, totaling RMB201.7 million, RMB200.6 million and RMB464.4 million (US$63.6 million) as of December 31, 2022, 2023 and 2024, respectively. For details, see “Item 3. Key Information—Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from loans to our PRC entities or to make additional capital contributions to our PRC subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business.”

For the years ended December 31, 2022, 2023 and 2024, certain of our PRC subsidiaries have declared dividends to our Hong Kong subsidiaries for an aggregate amount of nil, RMB10.2 million and RMB19.8 million (US$2.7 million) ; the dividend payments are subject to withholding tax. We have made tax provisions based on the corresponding tax rate. If our PRC subsidiaries further declare and distribute profits earned after January 1, 2008 in the future, the dividend payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company. For the potential distributable profits to be distributed to our qualified Hong Kong incorporated subsidiary, the deferred tax liabilities are accrued at a 5% withholding tax rate. Cheetah Mobile Inc. transfers cash to its wholly-owned Hong Kong and Singapore subsidiaries, by making capital contributions or providing loans, and the Hong Kong or Singapore subsidiaries transfer cash to the subsidiaries in China by making capital contributions, providing loans or by making payment for inter-group transactions. Because Cheetah Mobile Inc. and its subsidiaries have contractual arrangements with the VIEs instead of equity ownership, they are not able to make direct capital contribution to the VIEs and their subsidiaries. However, they may transfer cash to the VIEs by loans or by making payment to the VIEs for inter-group transactions.

For the years ended December 31, 2022, 2023 and 2024, Cheetah Mobile Inc. through its intermediate holding companies provided capital contribution and loans with principal amount of RMB92.3 million, RMB109.9 million and RMB260.3 million (US$35.7 million), respectively, to its subsidiaries in China, and the subsidiaries repaid prior years loans amount to nil, RMB397.7 million and RMB74.6 million (US$10.2 million) for the years ended December 31, 2022, 2023 and 2024. For the years ended December 31, 2022, 2023 and 2024, our PRC subsidiaries provide technical support, marketing and operating services to our overseas subsidiaries, total amounts paid for such services by our overseas subsidiaries to our PRC subsidiaries were RMB9.5 million, RMB35.0 million and RMB0.5 million (US$0.1 million). For the years ended December 31, 2022, 2023 and 2024, our overseas subsidiaries provide promotion service to our PRC subsidiaries, total amount paid for such services by our PRC subsidiaries to our overseas subsidiaries were nil, RMB13.9 million and nil.

For the years ended December 31, 2022, 2023 and 2024, our consolidated VIEs received debt financing of RMB128.4 million, RMB33.6 million and RMB78.7 million (US$10.8 million) from Cayman and subsidiaries, respectively, and the VIEs repaid the principal amount of RMB139.9 million, RMB16.3 million and RMB44.0 million (US$6.0 million), respectively to the related subsidiaries. In 2023 and 2024, our subsidiaries received debt financing of RMB87.0 million and RMB46.2 million (US$6.3 million) from our certain consolidated VIEs, RMB47.0 million and nil was repaid, respectively.

The VIEs may transfer cash to the relevant subsidiaries by paying service fees related to technical support, backoffice support, marketing and sales agency services. For the years ended December 31, 2022, 2023 and 2024, the total amount of service fees that VIEs paid to the relevant subsidiaries related to such services was RMB154.7 million, RMB363.0 million and RMB124.9 million (US$17.1 million), respectively. The VIEs also provide cloud and promotion services to our subsidiaries, the total amount received from the relevant subsidiaries related to such services was RMB57.6 million, RMB75.8 million and RMB78.9 million (US$10.8 million), respectively for the years ended December 31, 2022, 2023 and 2024.

For the years ended December 31, 2022, 2023 and 2024, no material assets other than the above cash transactions were transferred between our subsidiaries and the consolidated variable interest entities.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business and currently don’t have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares, see “Item 10. Additional Information—E. Taxation.”

Financial Information Related to The Consolidated Variable Interest Entities

The following table presents the condensed consolidating schedule of financial information of Cheetah Mobile Inc., its wholly foreign-owned entities, or WFOEs, its other subsidiaries, and its consolidated variable interest entities and other entities as of the dates presented.

Selected Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) Data

	For the Year Ended December 31, 2024
	Cheetah Mobile Inc.	WFOEs	Other Subsidiaries	VIEs and Their Subsidiaries	Eliminations	Consolidated Total
	(RMB, in thousands)
Revenues	—	56,866	731,888	344,094	(325,971)	806,877
Service fee revenue from VIEs and their subsidiaries	—	12,897	183,501	—	(196,398)	—
Service fee expenses charged by WFOEs and their subsidiaries	—	—	—	(196,398)	196,398	—
Share of loss from WFOEs and other subsidiaries	(559,817)	—	—	—	559,817	—
Share of income from VIEs and their subsidiaries	32,813	33,292	—	—	(66,105)	—
Net (loss) income	(617,557)	(100,797)	(398,095)	33,378	481,485	(601,586)

	For the Year Ended December 31, 2023
	Cheetah Mobile Inc.	WFOEs	Other Subsidiaries	VIEs and Their Subsidiaries	Eliminations	Consolidated Total
	(RMB, in thousands)
Revenues	—	56,465	576,693	348,433	(312,088)	669,503
Service fee revenue from VIEs and their subsidiaries	—	23,172	180,306	—	(203,478)	—
Service fee expenses charged by WFOEs and their subsidiaries	—	—	—	(203,478)	203,478	—
Share of (loss) income from WFOEs and other subsidiaries	(228,413)	—	—	—	228,413	—
Share of income (loss) from VIEs and their subsidiaries	(65,504)	(61,482)	—	—	126,986	—
Net (loss) income	(602,898)	(106,062)	(84,599)	(64,999)	264,689	(593,869)

	For the Year Ended December 31, 2022
	Cheetah Mobile Inc.	WFOEs	Other Subsidiaries	VIEs and Their Subsidiaries	Eliminations	Consolidated Total
	(RMB, in thousands)
Revenues	—	80,522	834,233	344,288	(374,977)	884,066
Service fee revenue from VIEs and their subsidiaries	—	24,180	191,165	—	(215,345)	—
Service fee expenses charged by WFOEs and their subsidiaries	—	—	—	(215,345)	215,345	—
Share of (loss) income from WFOEs and other subsidiaries	(475,119)	—	—	—	475,119	—
Share of (loss) income from VIEs and their subsidiaries	3,409	3,820	—	—	(7,229)	—
Net (loss) income	(513,475)	(99,032)	(387,372)	3,792	475,396	(520,691)

Selected Condensed Consolidated Balance Sheets Data

	As of December 31, 2024
	Cheetah Mobile Inc.	WFOEs	Other Subsidiaries	VIEs and Their Subsidiaries	Eliminations	Consolidated Total
	(RMB, in thousands)
Cash and cash equivalents	156,153	59,278	1,345,574	272,026	—	1,833,031
Short-term investments	—	—	335	—	—	335
Due from related parties, net	—	653	65,620	40,661	—	106,934
Others	2,442	20,323	1,670,682	145,933	—	1,839,380
Total current assets	158,595	80,254	3,082,211	458,620	—	3,779,680
Investments in subsidiaries	—	—	—	—	—	—
Contractual interests in VIEs and their subsidiaries	57,067	—	—	—	(57,067)	—
Others	75,831	21,898	1,230,600	396,292	—	1,724,621
Total non-current assets	132,898	21,898	1,230,600	396,292	(57,067)	1,724,621
Amount due from Cheetah Mobile Inc.	—	187	531,064	—	(531,251)	—
Amount due from WFOEs	2,066	—	851,173	112,953	(966,192)	—
Amount due from other subsidiaries	2,692,216	868,872	—	873,502	(4,434,590)	—
Amount due from VIEs and their subsidiaries	—	351,278	1,077,461	—	(1,428,739)	—
Amount due from Group companies	2,694,282	1,220,337	2,459,698	986,455	(7,360,772)	—
Total assets	2,985,775	1,322,489	6,772,509	1,841,367	(7,417,839)	5,504,301
Due to related parties	—	178	60,503	8,925	—	69,606
Investment deficit in subsidiaries	325,009	—	—	—	(325,009)	—
Others	24,348	47,427	2,578,527	361,873	—	3,012,175
Total current liabilities	349,357	47,605	2,639,030	370,798	(325,009)	3,081,781
Total non-current liabilities	145,660	4,108	64,038	1,588	—	215,394
Amount due to Cheetah Mobile Inc.	—	1,916	2,633,448	—	(2,635,364)	—
Amount due to WFOEs	337	—	847,963	311,345	(1,159,645)	—
Amount due to other subsidiaries	589,823	876,293	—	1,096,026	(2,562,142)	—
Amount due to VIEs and their subsidiaries	—	152,885	850,736	—	(1,003,621)	—
Amount due to Group companies	590,160	1,031,094	4,332,147	1,407,371	(7,360,772)	—
Total liabilities	1,085,177	1,082,807	7,035,215	1,779,757	(7,685,781)	3,297,175

Selected Condensed Consolidated Balance Sheets Data (Continued)

	As of December 31, 2023
	Cheetah Mobile Inc.	WFOEs	Other Subsidiaries	VIEs and Their Subsidiaries	Eliminations	Consolidated Total
	(RMB, in thousands)
Cash and cash equivalents	202,028	29,008	1,612,444	176,711	—	2,020,191
Short-term investments	—	—	1,023	—	—	1,023
Due from related parties, net	—	4,175	60,797	6,533	—	71,505
Others	2,715	9,130	1,303,499	58,847	—	1,374,191
Total current assets	204,743	42,313	2,977,763	242,091	—	3,466,910
Investments in subsidiaries	251,747	—	—	—	(251,747)	—
Contractual interests in VIEs and their subsidiaries	2,232	—	—	—	(2,232)	—
Others	152,355	101,155	1,638,905	273,859	—	2,166,274
Total non-current assets	406,334	101,155	1,638,905	273,859	(253,979)	2,166,274
Amount due from Cheetah Mobile Inc.	—	187	523,349	—	(523,536)	—
Amount due from WFOEs	2,036	—	693,332	86,754	(782,122)	—
Amount due from other subsidiaries	2,602,611	826,259	—	801,296	(4,230,166)	—
Amount due from VIEs and their subsidiaries	—	342,086	774,265	—	(1,116,351)	—
Amount due from Group companies	2,604,647	1,168,532	1,990,946	888,050	(6,652,175)	—
Total assets	3,215,724	1,312,000	6,607,614	1,404,000	(6,906,154)	5,633,184
Due to related parties	—	240	76,073	7,834	—	84,147
Others	27,052	47,816	2,329,229	239,901	—	2,643,998
Total current liabilities	27,052	48,056	2,405,302	247,735	—	2,728,145
Total non-current liabilities	151,272	6,803	83,571	2,837	—	244,483
Amount due to Cheetah Mobile Inc.	—	1,916	2,544,735	—	(2,546,651)	—
Amount due to WFOEs	312	—	800,118	302,086	(1,102,516)	—
Amount due to other subsidiaries	581,217	719,740	—	845,132	(2,146,089)	—
Amount due to VIEs and their subsidiaries	—	126,753	730,166	—	(856,919)	—
Amount due to Group companies	581,529	848,409	4,075,019	1,147,218	(6,652,175)	—
Total liabilities	759,853	903,268	6,563,892	1,397,790	(6,652,175)	2,972,628

Selected Condensed Consolidated Cash Flows Data

	For the Year Ended December 31, 2024
	Cheetah Mobile Inc.	WFOEs	Other Subsidiaries	VIEs and Their Subsidiaries	Eliminations	Consolidated Total
	(RMB, in thousands)
Net cash (used in)/provided by operating activities	(12,681)	(95,399)	(266,531)	136,288	—	(238,323)
Net cash used in investing activities	(35,746)	(4,397)	(163,914)	(75,602)	245,569	(34,090)
Net cash provided by financing activities	—	130,066	150,475	34,141	(245,569)	69,113

	For the Year Ended December 31, 2023
	Cheetah Mobile Inc.	WFOEs	Other Subsidiaries	VIEs and Their Subsidiaries	Eliminations	Consolidated Total
	(RMB, in thousands)
Net cash (used in)/provided by operating activities	(12,315)	(11,949)	606,501	(31,775)	—	550,462
Net cash provided by/(used in) investing activities	82,830	7,946	(432,969)	8,765	284,367	(49,061)
Net cash (used in) / provided by financing activities	(2,503)	12,423	289,892	(22,223)	(284,367)	(6,778)

	For the Year Ended December 31, 2022
	Cheetah Mobile Inc.	WFOEs	Other Subsidiaries	VIEs and Their Subsidiaries	Eliminations	Consolidated Total
	(RMB, in thousands)
Net cash (used in)/provided by operating activities	(26,054)	(27,339)	(525,259)	154,403	—	(424,249)
Net cash provided by/(used in) investing activities	137,160	3,080	(23,696)	(98,598)	171,106	189,052
Net cash provided by/(used in) financing activities	—	36,912	867	128,461	(171,106)	(4,866)

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

Risks Relating to Our Business and Industry

•
Our internet products users decreased in the past years, while we have observed marginal user growth in recent periods, this recovery remains highly uncertain and subject to volatility and may continue to decrease in the future, which would materially and adversely affect our business, financial condition and results of operations would be materially and adversely affected.

•
If our products and services, including our service robots, our AI-powered business applications, our advertising agency services and multi-cloud management services, fail to offer a good experience and meet customer expectations, our business, results of operations and reputation would be materially and adversely affected.
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

Risks Relating to Our Business and Industry

Our internet products users decreased in the past years, while we have observed marginal user growth in recent periods, this recovery remains highly uncertain and subject to volatility and may continue to decrease in the future, which would materially and adversely affect our business, financial condition and results of operations would be materially and adversely affected.

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

We have experienced a decline in users and monthly active users of certain of our products and services in recent years, while we have observed marginal user growth in recent periods, this recovery remains highly uncertain and subject to volatility. Multiple factors may have contributed to the decline, including pressures such as increased competition, changes in consumer preferences and spending, and persistent challenges in maintaining user engagement. If these unfavorable trends fail to show sustained improvement or worsen, they could have a material adverse impact on our results of operations and financial condition. Lower user and active user metrics can directly translate to decreased revenues and profits, while also indicate deeper challenges in continuing to attract new users or maintain our relevance in the marketplace amid shifting consumer demands. However, there can be no guarantee that our efforts to reverse the declines in users and active users will succeed and any prolonged attrition could materially harm our results of operations, financial performance and growth prospects. Furthermore, if any major distribution channel changes their standard terms and conditions in a manner that is detrimental to us, or terminate their existing relationship with us, our business, financial condition and results of operations may be materially and adversely affected.

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

If our products and services, including our service robots, our AI-powered business applications, our advertising agency services and multi-cloud management services, fail to offer a good experience and meet customer expectations, our business, results of operations and reputation would be materially and adversely affected.

A key part of our business strategy depends on our ability to provide high-quality products and services, including our service robots, AI-powered business applications, advertising agency services and multi-cloud management services. Any actual or perceived reduction in the quality or performance of our offerings could damage our reputation and result in customer dissatisfaction. Our products and services may contain undetected errors, defects or vulnerabilities, especially when first introduced or when new models or versions are released. If our products do not perform in line with customer expectations, it could negatively impact our brand affinity and customer loyalty. We may also experience quality control issues as we scale our operations, expand our product and service offerings, and integrate new technologies. If we are unable to provide consistent and high-quality customer service, respond quickly to technical issues, or satisfy customer demands in a timely manner, we may lose customers and damage our brand image and reputation. Failure to maintain high-quality customer service and technical support could materially and adversely affect our results of operations and prospects. Additionally, any negative publicity related to our products and services, regardless of its accuracy, could further damage our business, brand image and reputation. Social media amplification of any actual or perceived issues with our offerings could rapidly and significantly harm our business and financial performance. If we are unable to continue offering high-quality, innovative and differentiated products and services that meet or exceed customer expectations, our competitive position, results of operations and financial condition could be materially and adversely impacted.

If our expansion into new businesses is not successful, our results of operations and growth prospects may be materially and adversely affected

As part of our strategic evolution, we are expanding our offerings to increasingly serve the needs of corporate customers with the application of cutting-edge technologies. This expansion includes the introduction and development of, among others, service robots and AI-powered business applications. This strategic pivot is aimed at diversifying our revenue streams and capturing new market opportunities within the corporate sector.

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

Our expansion into service robots and AI-powered business applications represents a significant transformation in our business model. While we believe these attempts will create new development opportunities for our future success, our ability to achieve the pre-determined strategic objectives is subject to inherent risks. If our expansion fails to deliver the operating results we anticipate, our business, results of operations, and financial position could be materially and adversely affected.

Because a limited number of customers contribute to a significant portion of our revenues, our revenues and results of operations could be materially and adversely affected if we were to lose a significant customer or a significant portion of its business.

Currently, a limited number of customers contribute a significant portion of our revenues. Our customers primarily comprise mobile advertising networks and partners, e-commerce companies, mobile application developers and mobile game developers, as well as individual customers, to which we refer traffic, sell advertisements, provide network security and technical services. In 2022, 2023 and 2024, our five largest customers in aggregate contributed approximately 46.3%, 29.2% and 30.3% of our revenues, respectively. We expect that a limited number of our customers will continue to contribute a significant portion of our revenues in the near future. If we lose any of these customers, or if revenues generated from a significant customer are substantially reduced due to, for example, increased competition, a significant change in the customer’s business policy or operation, suspected breach or violation to the underlying contract or policy, any deterioration in customer relationship, or significant delays in payments for our services, our business, financial condition and results of operations may be materially and adversely affected.

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

If we fail to address any of the above risks and uncertainties, our business may be materially and adversely affected. Meanwhile, in the dynamic landscape of today’s market, venturing into new business or strengthening our existing business lines, such as service robots and AI-powered business applications, presents us with a complex array of risks and uncertainties that are integral to competing in rapidly evolving industries. The necessity for continuous research and development to sustain a competitive edge, coupled with the financial strain of capital investments, may significantly impact our profitability and operational capacity. Expanding into new geographic markets brings additional challenges, including navigating complex regulatory environments, cultural nuances, and political instability, which could hinder our expansion efforts. Ethical and societal considerations surround AI and service robots add layers of operational challenges. These factors collectively pose substantial risks and uncertainties for our business operations, revenue growth, and financial condition, as we continue to compete with other market players as regards our existing business while expanding our business to cover additional evolving industries.

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

We face intense competition in our businesses. In the internet business, we compete with other mobile application and PC software developers, including those developers that offer products purported to perform similar functions as Duba Anti-virus and Clean Master, such as 360 Security Technology Inc., or 360, in China’s internet security and anti-virus market. In the AI and others business, we compete with other companies offering similar product and service offerings as service robot, such as PUDU Robotics, KEENON Robotics, or Yunji Technology, multi-cloud management business, overseas advertising business and AI-empowered applications globally. In addition, we compete with all major internet companies for user attention and advertising spend.

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
•
challenges in building direct sales operations in the overseas market;
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

The number of people who access the internet through mobile devices keeps increasing. The varying display sizes, functionality, and memory associated with mobile devices make the use of our applications on such devices more difficult and the versions of our applications developed for these devices may not be compelling to users, manufacturers or distributors of devices. Each manufacturer or distributor may establish unique technical standards for its devices, and our applications may not work or be compatible with these devices. Some manufacturers may also elect not to include our applications on their devices. As new devices and new platforms are continually being released, it is difficult to predict the problems we may encounter in developing versions of our applications for use on these mobile devices and we may need to devote significant resources to the creation, support, and maintenance of our applications tailored for such devices. If we are unable to attract and retain a substantial number of mobile device manufacturers, distributors, and users to adopt and use our applications, or if we are slow to develop products and technologies that are more compatible with mobile devices, our business could be adversely affected.

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

We are substantially reliant on our relationships with suppliers and service providers for the parts and components in our robots, as well as for most of our manufacture of our service robots. If any of these suppliers or service partners choose to not do business with us, then we would have significant difficulty in procuring and producing our service robots and our business prospects would be significantly harmed.

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

We have limited experience in independent manufacturing. Any delays in the manufacturing and launching of our products, or ramping up of our production capacity, could have a material adverse effect on our business.

In addition to traditional collaborative manufacturing model, we are seeking independent manufacturing and have built a production facility in China. However, our self-own facility and the independent manufacturing model may introduce new risks due to our limited experience in independent manufacturing. The complexities of independently managing all aspects of production, such as overseeing the entire production line and supervising production personnel, could lead to unforeseen obstacles in maintaining production efficiency and timeliness, which may result in delays in our product launch and delivery. Consequently, we may need to invest more time and resources to ensure that products manufactured at our own facilities meet quality standards and regulatory requirements. We have limited experience in managing our manufacturing workforce and may face challenges in providing training to our production personnel. We cannot guarantee that we will be able to attract or retain qualified personnel or other highly skilled employees in a timely and cost-efficient manner. Any failure to effectively manage or provide adequate training to our manufacturing workforce and production personnel, as well as attract or retain qualified personnel, may result in production delays, reduced efficiency, and potential quality issues.

Furthermore, we may need to expand or convert our existing manufacturing facility in the future to increase the production volume. The expansion or conversion of our manufacturing facility could face delays or other difficulties, potentially affecting the timeline for increasing production capacity. Moreover, as we ramp up production capacity and improve operational efficiency, additional capital may be required to maintain our property, plant, and equipment, and such costs may exceed our current expectations. There is considerable uncertainty regarding our ability to achieve these objectives. We cannot assure you that we will be able to complete the expansion or conversion of our manufacturing bases or increase our production capacity on schedule and within budget.

Our operating results could be materially harmed if we are unable to accurately forecast customer demand for our products and services or manage our inventory.

To ensure adequate inventory supply for our products, we procure products and components based on demand and production forecasts. The ability to accurately forecast demand for our products and services could be affected by many factors, including changes in customer demand for our products and services, and unanticipated changes in general market and economic conditions. In addition, as we continue to introduce new products and services, we may also face challenges managing the production plan of our existing products, which may in turn affect the inventory management for our existing products. If we fail to accurately forecast customer demand, we may experience excess inventory levels or a shortage of products available for sale. Inventory levels in excess of customer demand may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which may cause our gross margin to suffer and could impair the strength of our brand. In 2022, 2023, and 2024, our impairment of inventory were nil,

RMB2.6 million, and RMB1.2 million (US$0.2 million), respectively. On the other hand, in the case we experience shortage of products, we may be unable to meet the demand for our products, and our business and operating results could be adversely affected.

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

We have made significant capital investment in strategic investments, acquisitions and partnerships to complement our organic business expansion. We have also made a number of investments in securities and minority investments in companies with strategic value for us. These investments and acquisitions require a significant amount of capital, which decreases the amount of cash available for working capital or capital expenditures. In 2022, 2023 and 2024, we have paid for investments and acquisitions in an aggregate amount of RMB69.6 million, RMB292.4 million and RMB37.0 million (US$5.1 million), respectively. If these investments and acquired business do not perform as we have expected, become less valuable to our business due to a change in our overall business strategy, or if the industry, regulatory or economic environments deteriorate, they could result in significant impairment of investments and goodwill. In 2022, 2023 and 2024, our impairment of investments and goodwill were RMB262.5 million, RMB578.3 million and RMB272.3 million (US$37.3 million), respectively. In addition, potential acquisitions of businesses and assets may increase our capital and expenses in integrating new businesses and personnel into our own, require significant management attention and result in a diversion of resources away from our existing business, which in turn could have an adverse effect on our business operations. Further, potential acquisitions could result in increased leverage, potentially dilutive issuances of equity securities and exposure to potential unknown liabilities of the acquired business. The costs of identifying and consummating acquisitions may also be significant. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from relevant government authorities for the acquisitions and comply with applicable laws and regulations, which could result in increased costs and delays.

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

We do not believe we are subject to regulation under the Investment Company Act of 1940, as amended (the “40 Act”). We are a China-based IT company providing comprehensive products and services on PCs and mobile devices globally. We generate revenues primarily by providing utility-related business, including advertising services and premium membership services worldwide. At the same time, we actively engage in the independent research and development of its AI technologies, including LLM technologies. We provides advertising services to advertisers worldwide, multi-cloud management platform to companies globally, as well as AI-powered business applications and service robots to our customer. In connection therewith, our company and certain of our subsidiaries hold interests in securities, including, among other things, minority interests in operating companies and investment funds. Following our analysis under the 40 Act and relevant guidance, we believe each of our company and our subsidiaries either does not meet the definition of “investment company” under the 40 Act because it holds less than 40% of its assets (exclusive of government securities and cash items) in the form of securities or is exempt from registration under Rule 3a-1 or Rule 3a-3 under the 40 Act. We intend to continue to conduct our operations so that we will not be deemed an investment company.

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

Our business experienced revenue decrease since 2019. Total revenue decreased from RMB884.1 million in 2022 to RMB669.5 million in 2023 and increased to RMB806.9 million (US$110.5 million) in 2024. Our business continues to face some challenges, and we may not be able to maintain our growth momentum in the future. In addition, resuming our growth requires significant expenditures and allocation of valuable management time and resources. To execute our business plan and strategy, we need to continuously improve our operational and financial systems, procedures and controls, and expand, train, manage and maintain good relations with our employee base. Further, we must expand and continue to engage or maintain our relationships with a growing number of users, customers and business partners. Resumed growth could also strain our ability to maintain reliable service for our users, customers and business partners. We operate in a dynamic and rapidly evolving market and investors should not rely on our past results as an indication of our future operating performance. Any failure to effectively manage our growth or implement our business strategies may materially and adversely affect our business and results of operations.

Our results of operations are subject to seasonal fluctuations due to a number of factors, any of which could adversely affect our business and operating results.

We are subject to seasonality and other fluctuations in our business. Online advertising revenues from our internet business are affected by seasonality in advertising spending in both China and the overseas markets. In 2024, online advertising revenues from our Internet business accounted for 22.9% of our total revenues. We believe that such seasonality in advertising spending affects our quarterly results, resulting in growth in our online advertising revenues from internet business between the third and the fourth quarters but a decline from the fourth quarter to the next quarter. Thus, our operating results for one or more future quarters or years may fluctuate substantially or fall below the expectations of securities analysts and investors. In such event, the trading price of the ADSs may fluctuate significantly.

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

Also, according to the current relevant regulations of AIGC, large language models shall be got Algorithm Filing and Large Language Model Filing. As of the date of this annual report, our large language model, “OrionStar”, has already been got Algorithm Filing both for in-country deep synthesis services (service technology supporter), and the large language model. However, the AI industry in which we operate is highly regulated. Other than large language models, mobile applications based on large language models shall also be required to get Algorithm Filing and pass security assessment, and requirements of different application markets varies. Therefore, we cannot assure that we can successfully renew current licenses, filings or assessments required for our business in a timely manner or that these licenses, filings or assessments are sufficient to conduct all of current or future business. If we fail to obtain, renew or maintain any of the requisite licenses or approvals or make necessary and appropriate filings in any of the jurisdictions where we have business operations, we may be subject to various penalties, including fines, discontinuation or restriction of our business operations.

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

Pursuant to NDRC Order 11, any sensitive outbound investment project carried out by overseas enterprise controlled by a PRC natural person shall be subject to a verification and approval procedure, and any non-sensitive outbound investment project, with the total investment amount from any Chinese investor via overseas enterprise under its control exceeding US$300 million, shall be reported to NDRC before the implementation of the project. On February 12, 2017, Kingsoft Corporation have entered into a voting proxy agreement with Mr. Sheng Fu, which became effective on October 1, 2017. According to such agreement, Kingsoft Corporation have delegated to Mr. Sheng Fu its approximately 37.4% voting power of our company. Mr. Sheng Fu has approximately 47.1% voting power of our company so far. As we and our overseas subsidiaries may be considered as companies under control of Mr. Sheng Fu pursuant to NDRC Order 11, verification and approval procedure or reporting may be required when we or our subsidiaries make investments outside China. While we endeavor to comply with NDRC Order 11 and other regulations regarding outbound investment, we cannot assure you that our existing or future subsidiaries will maintain all applicable outbound investment procedures in a timely manner, and any non-compliance on their part may cause potential liabilities to us and disrupt our operations. See “Item 4. Information on the Company—B. Business Overview—Regulations— Regulations on Outbound Investment” for further details.

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

In recent years, the PRC government has promulgated Laws and regulations relating to internet use to protect personal information from any unauthorized disclosure. For example, on August 20, 2021, the Standing Committee of the National People’s Congress, or SCNPC, promulgated the Law of Personal Information Protection of PRC, or the Personal Information Protection Law, which became effective on November 1, 2021. Pursuant to Personal Information Protection Law, the processing of personal information includes the transmission, provision, disclosure, deletion, etc. of personal information, and before processing personal information, personal information processors should truthfully, accurately and completely inform individuals in a conspicuous manner and in clear and easy-to-understand language. Where personal information is processed in violation of the provisions of the Personal Information Protection Law, or the processing of personal information fails to fulfill the personal information protection, the department performing personal information protection duties shall order corrections, give warnings , confiscate illegal gains and order to suspend or terminate the provision of services by the applicants that illegally process personal information; if the personal information processor refuses to make corrections, a fine of not more than RMB1 million shall be imposed; the directly responsible person in charge and other directly responsible personnel shall be fined not less than RMB10,000 but not more than RMB100,000.

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

Since 2021, the PRC government authorities have increasingly focused on the protection of personal information and are improving the legislative system on information and data security continuously. For example, the SCNPC promulgated the Data Security Law on June 10, 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure on July 30, 2021, the CAC promulgated the Measures for the Security Assessment of Cross-border Data Transfer, or the Security Assessment Measures on July 7, 2022, the CAC promulgated the Provisions on Facilitating and Regulating Cross-Border Data Flows on March 22, 2024, and the State Council promulgated the Regulations on Network Data Security Management on September 24, 2024. For more details of the relevant regulations, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Information Security.”

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

On September 24, 2024, the State Council promulgated the Regulations on Network Data Security Management, which came into effect on January 1, 2025, and apply to activities relating to the use of networks to carry out data processing activities within the territory of the PRC. Pursuant to the Regulations on Network Data Security Management, data processors shall identify and report important data according to relevant rules, and processors of important data shall adopt specific measures to secure important data, such as designing the personnel and management body responsible for the network data security, conducting risk assessment under prescribed circumstances as well as submitting annual risk assessment reports to competent authorities. Failure to protect important data, including failure to identify and report important data, can lead to administrative penalties, including fines, suspension of business operations, and revocation of business licenses.

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

Similar to PRC laws and regulations, these foreign laws and regulations are constantly evolving and can be subject to significant change. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate, and may be interpreted and applied inconsistently from country to country and inconsistently with our current policies and practices. For example, regulatory or legislative actions affecting the manner in which we display content to our users could adversely affect user growth and engagement, and legislation implementing data protection requirements or requiring local storage and processing of data or similar requirements could increase the cost and complexity of delivering our services.

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

We adopted a share award scheme in May 2011, as amended in September 2013 and November 2016, a 2013 equity incentive plan in January 2014, a 2014 restricted shares plan in April 2014, a 2023 share incentive plan in April 2023, or the 2023 Plan, and several equity incentive plan of our subsidiaries, pursuant to which we are authorized to grant options, restricted shares and other awards to our directors, officers, other employees and consultants, as each plan may provide. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Awards.” In 2022, 2023 and 2024, we recorded RMB7.9 million, RMB33.6 million and RMB26.1 million (US$3.6 million), respectively, of share-based compensation expenses. The amount of these expenses is based on the fair value of the share-based incentive awards we granted, and the recognition of unrecognized share-based compensation expenses will depend on the forfeiture rate of our unvested share-based awards. Expenses associated with share-based compensation have affected our net income and may reduce our net income in the future, and any additional securities issued pursuant to share-based incentive awards will dilute the ownership interests of our shareholders, including holders of the ADSs. We believe the granting of share-based incentive awards is of significant importance to our ability to attract and retain key personnel, employees and consultants, and we will continue to grant share-based incentive awards in the future. As a result, our share-based compensation expenses may increase, which may have an adverse effect on our results of operations.

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

In connection with the preparation and external audit of our consolidated financial statements as of and for the year ended December 31, 2024, we concluded that our internal control over financial reporting was effective as of December 31, 2024. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.”

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

Foreign ownership of internet-based, including mobile-based, businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates internet access, distribution of internet information services and value-added telecommunication services through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that provide internet information services. According to the Special Administrative Measures (Negative List) for Access of Foreign Investment (2024 Version) (the “Negative List (2024 Version)”), which was issued by the NDRC and MOFCOM on September 6, 2024 and implemented on 1 November 2024, foreign investment in internet news information services, online publication services, online audio-visual program services, internet cultural business (except for music) are prohibited, and foreign equity share in a value-added telecommunication business shall not exceed 50% (excluding e-commerce, domestic multi-party communication, store-and-forward, and call center), and the basic telecommunication services shall be controlled by the Chinese party. In addition, according to the Several Opinions on the Introduction of Foreign Investment in the Cultural Industry promulgated by the MOC, the SARFT, the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce, or the MOFCOM, in July 2005, foreign investors are prohibited from investing in or operating, among other things, any internet cultural operating entities. Companies providing mobile internet services such as ours are governed by these rules and regulations on internet companies in China.

Cheetah Mobile Inc. is a Cayman Islands holding company with no equity ownership in the VIEs, and we conduct part of our operations through the VIEs. The VIEs, together with their subsidiaries, contributed a portion of our consolidated revenues in the years ended December 31, 2022, 2023 and 2024. We consolidate the VIEs through a series of contractual arrangements that those entities and/or their shareholders signed with our company, our wholly-owned PRC subsidiaries, including but not limited to Beijing Kingsoft Internet Security Software Co., Ltd., or Beijing Security, Conew Network Technology (Beijing) Co., Ltd., or Conew Network. Our contractual arrangements with the VIEs and their shareholders enable us to consolidate the VIEs and give us the obligation to absorb losses and the right to receive benefits of the VIEs, enabling us to consolidate their operating results. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs.”

Holders of our Class A ordinary shares or the ADSs hold equity interest in a Cayman Islands holding company, but do not directly or indirectly hold equity interest in the VIEs or their subsidiaries. If the PRC government deems that our contractual arrangements with the consolidated variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. We may not be able to repay our indebtedness, and our shares may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of the consolidated variable interest entities, which contribute to 35.0% of our revenues in 2024. Our holding company in the Cayman Islands, the consolidated variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the consolidated variable interest entities and, consequently, significantly affect the financial performance of the consolidated variable interest entities and our company as a group.

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

Certain services we provide and businesses we operate through the VIEs are subject to the foreign investment restrictions or prohibitions set forth in the Negative List (2024 Version). Where a foreign investor invests in a field or sector that is prohibited under the Negative List, it will be ordered to stop the investment activities, dispose of the shares or assets or take other necessary measures within a specified time limit, and restore to the status to be prior to the occurrence of the aforesaid investment, and the gains of such foreign investor (if any) will be confiscated by competent authority.

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

As of March 31, 2025, Kingsoft Corporation, one of our principal shareholders, and Mr. Sheng Fu, directly or through their holding vehicles, together beneficially own an aggregate of 52.5% of our total outstanding Class A and Class B ordinary shares, and 71.9% of the total voting power. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of any contemplated sale of our company and may reduce the price of our ADSs. Furthermore, in the event that the voting proxy agreement between Kingsoft Corporation and Mr. Sheng Fu is terminated, we may become a consolidated subsidiary of Kingsoft Corporation, which is a Cayman Islands company publicly listed on the Hong Kong Stock Exchange. As a result, we may be subject to rules and regulations promulgated by the Hong Kong Stock Exchange, and Kingsoft Corporation will be able to exert greater influence over us, which may lead to potential conflicts of interest between Kingsoft Corporation and us involving arrangement of our board composition, disposal of equity interest in our company and allocation of business opportunities, among other matters.

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

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the Cybersecurity review under the Cybersecurity Review Measures and the National Security Review under the Regulations on the Network Data Security Management, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

A severe or prolonged downturn in the global economy could materially and adversely affect our business and financial condition.

The global macroeconomic environment was, and may continue to be facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. In the event of a re-occurrence or outbreak of any health pandemics, and if we cannot effectively mitigate the risks posed by such health pandemics, our operations will be negatively impacted. The conflicts in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest, terrorist threats and brutal wars in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Any severe or prolonged slowdown in the global economy may materially and adversely affect our business, results of operations and financial condition.

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

On July 10, 2023, the CAC, consented by NDRC Ministry of Education, Ministry of Science and Technology, MIIT, Ministry of Public Security, National Radio and Television Administration, promulgated the Provisional Administrative Measures for Generative Artificial Intelligence Services (“Generative Artificial Intelligence Services Measures”), effective on August 15, 2023. The Generative Artificial Intelligence Services Measures impose compliance requirements for providers of generative AI services to the general public within the territory of PRC. The Generative Artificial Intelligence Services Measures provide, among other things, that the provider of generative AI services of text, image, audio or video to the general public shall (i) assume the responsibilities as the producers of the Al-generated content thereon, and (ii) any provider of generative artificial intelligence services with attribute of public opinions or capable of social mobilization shall conduct security assessment in accordance with the relevant regulations, and complete the formalities for algorithm filing, change or deregistration in accordance with Provisions on the Administration of Algorithm-generated Recommendations for Internet Information Services. As of the date of this annual report, our large language model, “OrionStar”, has already been got Algorithm Filing for in-country deep synthesis services (service technology supporter), and completed the large language model filing. We also have some application products based on large language model passing the security assessment as required by various application markets. With our PRC Legal Advisor's view as mentioned above, we are of the view that the Generative Artificial Intelligence Services Measures will not have a material adverse impact on our current and future business operations and financial performance. Nevertheless, there can be no assurance that the relevant authorities will not take a view that is contrary to or otherwise different from that of our PRC Legal Advisor, and it is also possible that the PRC government authorities may require us to apply for security assessment or complete the other filing, change or deregistration formalities of algorithms for other reasons.

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

New tariffs and retaliatory measures may adversely affect the global economy, which could negatively impact our results of operations.

The latest changes in trade policies, such as the introduction of new tariffs and other trade restrictions by the U.S. government, could substantially affect both the domestic and global economies. In April 2025, the U.S. government and China had introduced additional tariff regime, and may further implement, measures in response to new trade policies, treaties and tariffs. Governments might impose tariffs on imported goods, thereby increasing costs for businesses and consumers. In addition, governments could retaliate with their own tariffs and trade barriers, further disrupting global supply chains, raising costs, and generating economic uncertainty.

These trade policies could lead to slower economic growth, higher inflation, and greater market volatility, which in turn might negatively affect government revenues and budgetary allocations. Should economic conditions worsen due to new tariffs or retaliatory measures, government spending could be cut. Any such reduction in government expenditures could significantly and adversely impact our financial condition, results of operations, and future prospects.

Moreover, tariffs imposed in the U.S. or other regions could potentially affect our manufacturing costs of robotic components and overseas sales of robots, which may influence our pricing strategies and gross margins. Such price adjustments might also affect our competitive positioning in certain markets, particularly compared to competitors with different supply chain structures and distribution channels.

In addition, uncertainty surrounding international trade policy and regulations as well as disputes and protectionist measures could also have an adverse effect on consumer confidence and spending. This, in turn, our overseas online advertising business as well as our global to B services, which include advertising agency and multi‑cloud management services that dedicated to enable Chinese customers to expand their overseas businesses, would be adversely affected.

We cannot foresee the nature, timing, or scope of future trade policies, nor the extent of their economic impact. However, any significant decrease in government spending resulting from economic downturns related to trade tensions could reduce demand for our products and services, disrupt our supply chain, and negatively affect our overall business operations.

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

Under the PRC EIT Law and its implementation rules, enterprises established outside the PRC with “de facto management bodies” within the PRC may be considered PRC tax resident enterprise for tax purpose and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. On April 22, 2009, the SAT issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or SAT Circular 82, which was most recently amended on December 29, 2017. SAT Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China.

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

Although SAT Circular 82 only apply to offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups and not those controlled by PRC individuals or foreigners, the determination criteria set forth therein may reflect the SAT’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners. For more details of the relevant regulations, see “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.”

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

The Chinese government has provided various tax incentives to our subsidiaries and VIEs in China. These incentives include reduced enterprise income tax rates. For example, under the EIT Law and its implementation rules, the statutory enterprise income tax rate is 25%. However, an enterprise holding a valid certificate of new software enterprise or animation enterprise is entitled to an exemption of enterprise income tax for the first two years and a 50% reduction of enterprise income tax for the subsequent three years, commencing from the first profit-making year, while an enterprise qualified as key software enterprise can enjoy a preferential EIT rate of 10%. In addition, enterprises that are granted the high and new technology enterprises status, as well as those that located in Guangdong-Macao Deep Cooperation Zone which also qualify as encouraged industrial enterprises and meet the substantive operational requirements, shall enjoy a favorable income tax rate of 15%. Certain of our PRC subsidiaries and VIEs were eligible for certain preferential tax treatments. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation.” Any increase in the enterprise income tax rate applicable to our PRC entities in China, or any discontinuation or retroactive or future reduction of any of the preferential tax treatments currently enjoyed by our PRC entities in China, could adversely affect our business, financial condition and results of operations. In addition, in the ordinary course of our business, we are subject to complex income tax and other tax regulations and significant judgment is required in the determination of a provision for income taxes. Although we believe our tax provisions are reasonable, if the PRC tax authorities successfully challenge our position and we are required to pay tax, interest and penalties in excess of our tax provisions, our financial condition and results of operations would be materially and adversely affected.

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

On February 15, 2012, the SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rules. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with the SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. We and our PRC employees who have been granted stock options have been subject to these regulations upon the completion of the initial public offering in May 2014. Failure of our PRC stock option holders to complete their SAFE registrations may subject these PRC residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to us, or otherwise materially adversely affect our business. In addition, this Notice issued by the SAFE only covers two categories of equity incentive plans, i.e., employee stock ownership plans and stock option plans. As a result, we also face regulatory uncertainties that could restrict our ability to adopt additional equity incentive plans for our directors and employees under PRC laws and regulations if we adopt other employee equity incentive plans in the future.

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

In July 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCA Act following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. We were therefore not identified as a Commission-Identified Issuer under the HFCA Act after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022. On December 15, 2022, the PCAOB determined that it was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong in 2022 and vacated the 2021 Determinations accordingly. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA.

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

Our current auditor, Marcum Asia CPAs LLP, or Marcum Asia, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Marcum Asia is headquartered in New York, New York, and has been inspected by the PCAOB on a regular basis.

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

The NYSE corporate governance rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance rules. Currently, we rely on home country practice exemption with respect to the requirements for an audit committee composed of at least three members, annual shareholders’ meeting, shareholder approval of equity-compensation plans and a majority of independent directors. We did not hold an annual shareholders’ meeting in 2024. As we rely on the home country practice exemption as described above, our investors may have less protection afforded to shareholders of companies that fully comply with NYSE corporate governance requirements. We may also opt to rely on additional home country practice exemptions in the future.

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of register of members (other than the memorandum and articles of association, our register of mortgages and charges and special resolutions passed by our shareholders) of these companies. Under Cayman Islands law, the names of current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. Our directors have discretion under our existing articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

There are uncertainties as to whether Cayman Islands courts would:

•
recognize or enforce judgments of courts of the United States against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States; and
•
entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgement of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that that the judgment of the competent foreign court imposes upon the judgment debtor an obligation to pay a liquidated sum for which such judgment has been given, provided such judgment (a) is given by a competent foreign court with jurisdiction to give the judgment, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Save for certain limited exceptions, upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares. All of the ordinary shares held by our shareholders prior to the completion of the initial public offering were re-designated as Class B ordinary shares upon completion of the offering. Kingsoft Corporation, one of our principal shareholders, and Mr. Sheng Fu, directly or through their holding vehicles, beneficially own an aggregate of 52.5% of our total outstanding shares, representing 71.9% of our total voting power as of March 31, 2025, which give them considerable influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

If we are classified as a passive foreign investment company (PFIC) for the taxable year ended December 31, 2024, under U.S. federal income tax laws, U.S. investors holding ADSs or Class A ordinary shares could be subject to significant adverse U.S. federal income tax consequences.

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

In August 2009, we established our wholly-owned Hong Kong subsidiary, Cheetah Technology Corporation Limited, which was renamed to Forward Vision Corporation Limited, or Forward Vision, in 2024.

Following our incorporation in July 2009, we underwent a series of restructuring transactions in 2009 and 2010. After the restructuring, Zhuhai Juntian, which was originally a wholly-owned subsidiary of Kingsoft Corporation in China, became a wholly-owned subsidiary of Forward Vision in December 2009. Zhuhai Juntian incorporated Beijing Security as its wholly-owned subsidiary in China in November 2009. Through a series of VIE contractual arrangements established in January 2011, Beijing Cheetah Mobile Technology Co., Ltd., or Beijing Mobile, an entity previously consolidated in Kingsoft Corporation’s group, became our VIE. We established Cheetah Mobile America, Inc. in the United States in November 2012.

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

Since September 2016, we have incorporated Live.me Inc. (“Live.me”), a Cayman Islands company, and several subsidiaries including Hong Kong LiveMe Corporation Limited, to operate our live streaming business. In December 2016, Live.me Inc. entered into an agreement to issue certain number of shares to one of its management members. In April 2017, Live.me Inc. raised an aggregate of US$60 million from a group of investors as well as our company. In November 2017, Live.me Inc. raised US$50 million from Bytedance Ltd. as its Series B financing. Following the foregoing transactions, we held approximately 52.1% equity interest in Live.me Inc., and have retained control over the Live.me business. On September 30, 2019, Live.me amended its share incentive plan to (i) increase the number of shares to be issued under the current plan and (ii) issue shares under the plan into a trust for the benefit of current and future recipients of Live.me share incentive awards. Subsequent to the deconsolidation, we held 49.6% equity interest of Live.me. The remaining interests are accounted for equity investment using the fair value option in accordance with ASC825-10. On January 9, 2023, Live.me modified its share capital by dividing ordinary shares into Class A ordinary shares and Class B ordinary shares with different voting rights, subsequent to the modification, we hold 49.6% of Live.me’s share capital, which stands for 49.6% equity interest and 17.25% voting rights of Live.me. In February 2025, Live.me redeemed all of our shares in Live.me, and after the redemption, we have no equity interest in Live.me.

In September 2017, Beijing Security completed capital injection into Beijing OrionStar. Founded by Mr. Sheng Fu, the chief executive officer and director of our company. Beijing OrionStar is an AI solution and service robot provider headquartered in Beijing with focusing on the research and development of artificial intelligence (“AI”). As a result, we, through Beijing Security, hold approximately 29.6% of the equity interest in Beijing OrionStar and have a two-year warrant to subscribe to additional equity interests amounted to US$62 million at the same valuation of our capital injection in September 2017. In July and September 2018, Beijing Security acquired additional equity interest in Beijing OrionStar through exercising part of the foregoing warrant. In 2019, Beijing Security fully exercised its warrant in Beijing OrionStar. Subsequent to the consummation of the transaction, we, through Beijing Security, hold 38.73% equity interest in Beijing OrionStar. In 2021, Beijing Security provided a convertible loan with principal amount of RMB100.0 million to Beijing OrionStar, according to which, upon the satisfaction of certain terms, Beijing Security shall have the right to convert all or part of the principal and the accrued interest into Beijing OrionStar’s equity interest. In 2022, Beijing OrionStar completed a new round of financing, and subsequent to the financing, our equity interest in Beijing OrionStar was diluted to 37.74%. In November 2023, we acquired an aggregate of 35.17% equity interest of Beijing OrionStar from certain of the existing shareholders of Beijing OrionStar, including Mr. Sheng Fu, with an aggregate cash consideration of RMB268.7 million (US$37.8 million) to the selling shareholders of Beijing OrionStar, including RMB8.0 million(US$1.1 million) to Mr. Sheng Fu. Upon completion of the transaction, our equity interest in Beijing OrionStar increased to 72.91% and we began to consolidate the financial results of Beijing OrionStar into our consolidated financial statements since November 30, 2023. In January 2024, we signed a share purchase agreement to further invest in Beijing OrionStar, which enable us to make a cash investment of US$16.7 million in Beijing OrionStar and exercise our right under the convertible loan with principal amount of RMB100.0 million that we provided to Beijing OrionStar in 2021 to convert all of the principal and the accrued interest into Beijing OrionStar's equity interest. Additionally, Gongqingcheng Orion Industrial Investment Center (Limited Partnership) (the "Fund") made an investment of RMB150 million into Beijing OrionStar. Conew Network, is one of the limited partners of the Fund and currently owns approximately 49.5% interest in the Fund. Upon the completion of the investment, our equity interest in Beijing OrionStar is 72.10%, without taking into account the stake it holds indirectly through the Fund; we hold, both directly and indirectly, 73.95% equity interest in Beijing OrionStar, including the stake it holds indirectly through the Fund.

Since July 2018, we have incorporated Cheetah Mobile Seal Inc., a Cayman Islands company, and several subsidiaries including Zhuhai Baoqu Technology Co., Ltd., to operate our PC business. In August 2018, Cheetah Mobile Seal Inc. entered into an agreement to issue certain number of shares to several management members who run such PC business.

During 2020, we disposed certain internet business which resulted in a disposal gain of approximately RMB394.2 million. Subsequent to the deconsolidation, we own 0% to 47.1% voting rights of those disposed business. Remaining interests are accounted for equity investment using the equity method or measurement alternative.

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

Voting Proxy Agreement between Kingsoft Corporation and Mr. Fu

On February 12, 2017, Kingsoft Corporation entered into a voting proxy agreement with Mr. Sheng Fu, our chief executive officer and director, pursuant to which Kingsoft Corporation agreed to delegate voting rights pertaining to up to 399,445,025 Class B ordinary shares of our company that it owns to Mr. Fu. Pursuant to which, Kingsoft Corporation has delegated approximately 37.4% voting power of our company held by Kingsoft Corporation to Mr. Sheng Fu, effective October 1, 2017. The voting proxy agreement also provides for additional rights and obligations of Kingsoft Corporation and Mr. Fu, including, among other things, (a) prohibitions on Mr. Fu from participation or investment in any businesses competing with the principal businesses of our company and Kingsoft Corporation, (b) Mr. Fu’s obligation to use best efforts to retain our core management team, (c) Kingsoft Corporation’s right to revoke the voting proxy in the event that Mr. Fu breaches the aforementioned undertakings.

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

Subsequent to the acquisition of Beijing OrionStar in November 2023, we enlarged our business to provide service robots globally to restaurants, exhibitions, logistic centers and so on. Through a full range of AI technologies, our service robots can be customized and are able to provide comprehensive solutions to optimize efficiency, improve sales, ensure service standardization and enhance customer satisfaction. At the same time, we actively engage in the independent research and development of our AI technologies, including large language model ("LLM") technologies to provide AI-powered business applications for enterprise customers, enabling them to apply LLM technology, digitalize employees and improve operational efficiency.

Our Core Offerings for Users and Customers

Internet Products

Duba Anti-virus

Duba Anti-virus is a PC internet security application which incorporates anti-virus, anti-malware, anti-phishing, malicious website blocking and secure online shopping in a single lightweight installation package and leverages the power of our cloud-based data analytics engines to protect our users against known and unknown security threats and malicious applications.

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

System protection. The K+ defense system protects against malicious alteration of system configurations, prevents remote intrusion by hackers, blocks malicious websites, automatically scans downloaded files for malware and protects web browsers from unauthorized alternation.

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

Yuanqi Wallpaper

Yuanqi Desktop is a desktop customization application designed for both PC and mobile users to enhance users’ visual experience and improve workflow efficiency. Powered by an intuitive user interface and dynamic customization tools, it enables users to transform and manage their digital workspace with ease.

Desktop Beautification. Yuanqi Desktop allows users to personalize their desktops through a wide selection of high-definition static and animated wallpapers. The application supports interactive wallpaper effects such as particle animations, audio responsiveness, and mouse-tracking features. Additional functions include desktop icon hiding, built-in screen saver activation for privacy protection, sticky desktop notes, one-click icon sorting, transparent taskbar options, customizable desktop clocks, and user-defined mouse pointer styles.

Wallpaper Management. Users can easily set, switch, and delete wallpapers with a single click. The application supports automatic wallpaper rotation and gesture-based refresh options to keep the desktop experience dynamic. Yuanqi Desktop also allows users to subscribe to specific wallpaper categories for curated updates and enables the creation of personalized wallpaper playlists. Local wallpaper import is supported without requiring a user login.

Wallpaper Creation. With Yuanqi Desktop, even novice users can create dynamic wallpapers through built-in editing tools. Completed designs can be uploaded and shared with the user community, encouraging creativity and wider exposure of user-generated content.

Value-added Products

To better serve our customers, along with our main PC and mobile products, we also developed several value-added products such as image viewer, office optimization software and so on.

AI and Other Business

Delivery and Reception Robots

Delivery and reception robots are provided globally to restaurants, exhibitions, logistic centers and so on. Through a full range of AI technologies, our service robots can be customized and are able to provide comprehensive solutions to interact with people, optimize efficiency, improve sales, ensure service standardization and enhance customer satisfaction.

Global To B Services

We also provide services to leverage our overseas experience and resources to empower Chinese companies to develop business outside China, including multi-cloud management platform and overseas advertising agency service.

AI-powered business applications

We actively engage in the independent research and development of our AI technologies, including LLM technologies to provide AI-powered business applications for enterprise customers, enabling them to apply LLM technology, digitalize employees and improve operational efficiency.

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

Our Artificial Intelligence Technologies

We are actively engaged in the research and development of AI technologies including LLM technologies. Our AI technologies includes our capabilities on automatic speech recognition, computer vision, and indoor navigation, as well as capabilities in the research and development of service robot operating systems, application development, and the design and manufacturing of full-stack hardware for service robots. We also provide AI services for enterprise customers, enabling enterprises to streamline processes like employee training, knowledge management, and operational optimization..

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

Our overseas advertising agency service assists companies to launch advertisement on large overseas advertising platforms, such as Meta and Tik Tok.

Our Customers

For our internet business, our customers primarily comprise of customers who place advertisements on our application offerings and individual customers who subscribe to premium services or purchase virtual items used in our applications. For our AI and others business, our customers mainly comprise Chinese companies who are interested in developing business in overseas market, global clients and distributors who use and sale our service robots globally and enterprise customers who are interested in applying LLM technology to improve operational efficiency. In 2022, 2023 and 2024, our five largest customers in aggregate contributed approximately 46.3%, 29.2% and 30.3% of our revenues, respectively.

In December 2018, Meta (then known as Facebook) suspended the advertising collaborations with us. The suspension does not impact our role as a Meta advertising reseller. The reason cited by Meta was that our company’s certain apps were not in compliance with its policies. Since receiving Meta's notification of the suspension of collaboration, we had been actively communicating with and working with Meta in an effort to resume the normal business relationship, including engaging in various forms of communication with Meta personnel, providing written materials, and engaging a third party data auditing firm agreed by Meta to conduct an internal review of our handling of Meta user data in response to Meta’s request. The review concluded that our handling of Meta user data is compliant with the relevant data protection requirements in relevant Meta policies. Unfortunately, Meta has not resumed the collaboration with us.

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

Competition

We face intense competition in all lines of our business. For our internet business, we generally compete with other mobile application developers that offer products performing similar functions as our applications. In the internet space, we mainly compete with 360 in China’s internet security and anti-virus market. For our AI and other businesses, we compete with other companies offering similar service robots, such as PUDO Robotics, KEENON Robotics, or Yunji Technology, similar AI product-based services and compete with other companies offering similar multi-cloud management or advertising agency service globally. In addition, we compete with all major internet companies for user attention and advertising spend.

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

Patents. As of March 31, 2025, we had 1,767 patents in mainland China and 169 patents outside mainland China relating to our software and other proprietary technology. Of such total 1,936 patents, 1,768 patents were either independently or jointly held by Zhuhai Juntian, Beijing Security, Conew Network, Beijing OrionStar and our other wholly-owned or controlled subsidiaries. 117 patents were either independently or jointly held by Beijing Mobile, Beijing Network, and our other VIEs, and 51 patents were jointly owned by our wholly-owned subsidiaries and VIEs. The 1,936 patents will expire between September 2025 and March 2042. In addition to the aforementioned patents, as of March 31, 2025, we had a total of 115 patent applications in mainland China and 22 patents applications outside mainland China. Among such patent applications, in relation to the proprietary technologies that are essential to the operations of our platform and important to our business, our wholly-owned or controlled subsidiaries, had independently filed 168 patent applications, and the VIEs, had independently or jointly filed 5 patent applications. Once approved, depending on the type of patents, the patents that are in the process of application by the VIEs will normally expire 10 or 20 years after the date of application.

Copyrights. As of March 31, 2025, we had registered 791 copyrights, including 700 software copyrights and 91 artwork copyrights. In relation to our core proprietary technologies, Beijing Mobile and Beijing Network, and our other VIEs, independently or jointly owned 183 software copyrights, Zhuhai Juntian, Beijing Security, Conew Network, Beijing OrionStar and our other wholly-owned or controlled subsidiaries independently or jointly owned 473 software copyrights, and 44 software copyrights were jointly owned by our wholly-owned subsidiaries and VIEs. All the software copyrights owned by the VIEs have been published between December 2012 and March 2025. Software copyrights are protected until the end of the 50th calendar year starting from the date of first publication.

Trademarks. As of March 31, 2025, we had registered 3,354 trademarks in mainland China. In addition, we currently had filed 108 trademark applications in mainland China. We had 1,377 registered trademarks outside mainland China, and we had filed 99 trademark applications outside mainland China.

Domain names. As of March 31, 2025, we had registered 551 domain names, including www.cmcm.com, www.duba.com, www.ijinshan.com, www.duba.net, liebao.cn and orionstar.com.

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

On April 8, 2024, the MIIT promulgated the Announcement of the Ministry of Industry and Information Technology on Launching the Pilot Program of Expanding the Opening-up in Value-added Telecommunications Services, the MIIT has decided to launch a pilot program to expand the opening-up in value-added telecommunication services (the "Pilot Program"). The Pilot Program shall be initially launched in the Comprehensive Demonstration Zone for Expanding Opening-up in the Services Sector in Beijing, the Lingang Special Area of China (Shanghai) Free Trade Zone for Leading Socialist Modernization, the Hainan Free Trade Port, and the Pilot Demonstration Area of Socialism with Chinese Characteristics in Shenzhen (collectively as "pilot areas"). In the approved pilot areas, the restrictions on foreign shareholding percentages for the following value-added telecommunications services shall be lifted: Internet data centers (IDC), content distribution networks (CDN), Internet access services (ISP), online data processing and transaction processing, information release platforms and delivery services (excluding Internet news information, online publishing, online audio-visual services, and Internet-based cultural businesses) within information services, and information protection and processing services . The MIIT will organize the evaluation of the implementation of the Pilot Program.

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

On December 6, 2024, the State Council promulgated the Administrative Measures on Internet Information Services (the “Internet Measures”). The Internet Measures classified Internet information services into commercial Internet information services and non-commercial Internet information services and a commercial operator of Internet content provision services must obtain a value–added telecommunications services license for the provision of Internet information services from the appropriate telecommunications authorities.

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

Regulations on Personal Computer Products and Services

On September 2, 1993, the Standing Committee of the National People’s Congress, or the SCNPC, adopted the Anti-unfair Competition Law of the PRC, which took effect on December 1, 1993, and was amended on April 23, 2019. According to the Anti-unfair Competition Law, unfair competition refers to that the operator disrupts the market competition order and damages the legitimate rights and interests of other operators or consumers in violation of the provisions of the Anti-unfair Competition Law in the production and operating activities. Operators shall abide by the principle of voluntariness, equality, impartiality, integrity and adhere to laws and business ethics during market transactions. Operators in violation of the Anti-unfair Competition Law shall bear corresponding civil, administrative or criminal liabilities depending on the specific circumstances.

On February 18, 1994, the State Council promulgated the Provisions for Security Protection of Computer Information Systems and subsequently amended in 2011. On August 1, 2011, the State Council promulgated the Administrative Measures for the Security Protection of Computer Information Networks Linked to the Internet (2011Revised) and became effective on August 1, 2011, The Measures shall be applicable to the security protection administration of the international networking of computer information networks.

On April 12, 2023, the CAC, the MIIT, the MPS, the Ministry of Finance and the Certification and Accreditation Administration of the PRC jointly promulgated the Announcement on Matters Relating to the Adjustment of the Security Management of Specialized Cybersecurity Products, pursuant to which, specialized cybersecurity products included in the Catalog of Key Network Equipment and Specific Network Security Products may only be sold or provided after passing the security certification security testing by a qualified institution according to the mandatory requirements of the relevant national standards such as the Information Security Technology-Security Technical Requirements for Specialized Cybersecurity Products.

On May 6, 2024, the SAMR promulgated the Interim Provisions on Anti-Unfair Competition in the Internet Sector. According to such provisions, business operators shall not utilize technologies as the internet, big data, and algorithms to engage in acts as traffic hijacking, interference, malicious incompatibility, by way of influencing user choices or by other means, thereby obstructing or damaging the normal operation of the network products or services legally provided by other business operators.

On December 25, 2024, the SCNPC issued the Public Consultation on the Anti-Unfair Competition Law (Draft Revision), which adds responsibilities for platform operators and large enterprises. Pursuant to Consultation on the Anti-Unfair Competition Law (Draft Revision), Platform operators shall, in accordance with the law, specify fair competition rules within their platforms in service agreements and transaction rules, and shall promptly take necessary measures to stop unfair competition practices by operators on their platforms. Large enterprises and other business operators shall not abuse their dominant position in terms of capital, technology, trading channels, or industry influence to disrupt fair competition by imposing obviously unreasonable payment terms, payment methods, payment deadlines, or default liabilities on small and medium-sized enterprises (SMEs); forcing SMEs to sign exclusive agreements; or engaging in other practices that disrupt fair competition.

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

Regulations on the Export of Hardware Products

On December 10, 2001, the State Council promulgated Administrative Regulations of the People's Republic of China on the Import and Export of Goods, which took effect on January 1,2002, lastly amended on March 10, 2024, and became effective May 1, 2024. According to the Administrative Regulations of the People's Republic of China on the Import and Export of Goods, enterprises engaged in the import of goods to the customs territory of the People's Republic of China or export of goods from the customs territory of the People's Republic of China, shall comply with the Regulation here before. For goods that are prohibited from importation or exportation, they cannot be imported or exported; for goods that are subject to import or export restrictions, a license or quota management system shall be implemented; for goods that are freely imported or exported, there is no restriction.

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

On October 17, 2020, the Standing Committee of the National People’s Congress promulgated the Export Control Law of the People's Republic of China, which took effect on December 1,2020. The State has implemented a uniform export control regime and administrates export control by developing control lists, checklists or catalogs, administrating export licenses or other means. The State export control authorities shall supervise and inspect, under the law, activities in respect of the export of controlled items. On September 30, 2024, the State Council issued the Regulations of the People's Republic of China on Export Control of Dual-Use Items, pursuant to which, the State implements a licensing system for the export of dual-use items. Export operators shall apply to the State Council Commerce Authority for a license to export dual-use items included on the dual-use export control list or those subject to temporary control.

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

On September 14, 2024, CAC published the Circular of the Cyberspace Administration of China on Seeking Public Comments on the Measures for Labeling AI-Generated and Synthesized Content (Draft for Comment), these Measures apply to online information service providers (hereinafter referred to as "service providers") that conduct the labeling of AI-generated and synthesized content, as stipulated in the Administrative Provisions on Recommendation Algorithms in Internet-based Information Services, the Administrative Provisions on Deep Synthesis in Internet-based Information Services, and the Interim Measures for the Management of Generative Artificial Intelligence Services. Service providers shall clearly explain the methods, styles, and other standards for labeling generated and synthesized content in the user service agreement, and prompt users to carefully read and understand the relevant labeling management requirements.

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

On March 22, 2024, the CAC promulgated the Provisions on Promoting and Regulating Cross-Border Data Flows (the “Cross-Border Data Flows Measures”), effective on the date of promulgation. The Cross-Border Data Flows Measures provide several exemptions from undergoing data security assessment, obtaining personal information protection certification or entering into standard contract for outbound transfer of personal information for businesses. These exemptions include, among others, the scenario where a data processor, other than a critical information infrastructure operator, has cumulatively transferred overseas personal information, excluding sensitive personal information, of fewer than 100,000 individuals since January 1, 2024. A data processor, other than a critical information infrastructure operator, shall enter into a standard contract with overseas recipients for the cross-border transfer of personal information or obtain certification for personal information protection if since January 1, 2024, the data processor has cumulatively transferred to overseas recipients (1) personal information of more than 100,000 but less than 1,000,000 individuals, excluding sensitive personal information, or (2) sensitive personal information of less than 10,000 individuals. The Cross-Border Data Flows Measures also explicitly state that data processors are not required to conduct data security assessment for cross-border transfer of important data if the data has not been notified or published as important data by relevant departments or regions.

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

On April 15, 2024, the Ministry of Finance and CAC promulgated Circular on Issuing the Interim Measures for Data Security Management of Accounting Firms (the “Data Security Management of Accounting Firms Measures”), effective on October 1,2024. The relevant provisions are made for data security in the work of domestic accounting firms that provide audit services to domestic enterprises for overseas listings and other specific business scopes, including requiring accounting firms to assume the primary responsibility for data security of their firms and fulfill the obligation of safeguarding data security; accounting firms shall set up and activate the access log recording functions for the information system, database, network equipment and network security equipment related to its audit services; accounting firms shall specify the operating procedures for data transmission. During the transmission of core data and important data, encryption technology shall be employed to protect the security of transmission; Audit working papers shall be stored within the territory of China pursuant to laws, administrative regulations, and relevant provisions of the State; accounting firms shall establish a data backup system accounting firms shall not incorporate clauses in the engagement letter or similar contracts that involve its provision of domestic project information and data to overseas regulatory bodies.

On September 24, 2024, the Regulations on Network Data Security Management was promulgated by the State Council and came into effect on January 1, 2025. The Cyber Data Security Regulations reiterate the general regulations for data processing activities and rules of personal information protection, important data security protection, network data cross-border transfer management, and internet platform service providers’ obligations. The Cyber Data Security Regulations do not include the content related to cybersecurity review standards for listing abroad and in Hong Kong in the Administration Governing the Cyber Data Security (Draft for Comments), published on November 14, 2021.

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

Regulations of Foreign Investment

Foreign investment in the PRC by foreign investors and foreign-invested enterprises used to abide by the Guidance Catalog of Industries for Foreign Investment, or the Foreign Investment Catalog jointly promulgated by the MOFCOM and NDRC on June 28, 1995 and was successively amended on December 31, 1997, April 1, 2002, November 30, 2004, October 31, 2007, December 24, 2011, March 10, 2015 and June 28, 2017. The Foreign Investment Catalog was later replaced by the Special Administrative Measures for Access of Foreign Investment, jointly promulgated by the MOFCOM and NDRC. On September 6, 2024, the MOFCOM and NDRC jointly issued the Special Administrative Measures for Access of Foreign Investment and took effect on November 1, 2024 (the “Negative List (2024 Version)”). According to the Negative List (2024 Version), foreign investment in internet news information services, online publication services, online audio-visual program services are prohibited, and foreign equity share in a value-added telecommunication business shall not exceed 50% (excluding e-commerce, domestic multi-party communication, store-and-forward, and call center).

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

Regulations of Foreign Currency Exchange, Foreign Debt and Dividend Distribution

Foreign Currency Exchange. The core regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, as amended in August 2008, or the FEA Regulations. Under the FEA Regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. However, approval from or registration with SAFE is required when making payment of capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China.

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

On April 3 2024, the SAFE promulgated the Guidelines of Capital Account Foreign Exchange Business (2024 Version), which came into effect on May 6, 2024, and stipulate guidelines for the capital account foreign exchange business.

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

Dividend Distribution. The SCNPC promulgated the Company Law on December 29, 2023 which took effect on July 1, 2024. All companies established in China are governed by the Company Law. On March 15, 2019, the National People’s Congress adopted the Foreign Investment Law of the People’s Republic of China, or FIL, which became effective on January 1, 2020. The FIL sets out that the business forms, structures, and rules of activities of foreign-funded enterprises shall be governed by the Company Law of the People’s Republic of China, the Partnership Law of the People’s Republic of China, and other laws. Foreign-funded enterprises formed under the Law on Sino-Foreign Equity Joint Ventures, the Law on Sino-Foreign Contractual Joint Ventures and the Law on Wholly Foreign Owned Enterprises before the implementation of FIL Law may maintain their original business forms, among others, for five years after FIL Law comes into force.

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

We and our PRC citizen employees who have been granted share options, restricted shares, other type of share incentive, or any combination thereof, or PRC optionees, have become subject to the Stock Option Rules after we became a public company in the United States. If we or our PRC optionees fail to comply with the Individual Foreign Exchange Rule and the Stock Option Rules, we and/or our PRC optionees may be subject to fines and other legal sanctions. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.”

In addition, the State Administration for Taxation has issued circulars concerning employee share incentives, under which our employees working in the PRC who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share incentives with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options or purchase restricted shares. If our employees fail to pay or if we fail to withhold their income taxes as required by relevant laws and regulations, we may face sanctions imposed by the PRC tax authorities or other PRC government authorities.

Regulation on Tax

PRC Enterprise Income Tax

The PRC enterprise income tax is calculated based on the taxable income determined under the applicable Enterprise Income Tax Law, or the EIT Law and its implementation rules, both of which became effective on January 1, 2008 and were most recently amended on December 29, 2018 and December 16, 2024, respectively. Under the EIT Law and its implementing regulations, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but who have established institutions or premises in the PRC or income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if their permanent establishment or premises in the PRC have no actual relationship to the relevant income derived in the PRC, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

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

On December 25, 2024, the Standing Committee of the National People's Congress promulgated Value-Added Tax Law of the People's Republic of China (the“VAT Law”), which will come into effect on January 1, 2026. The VAT Law defines taxable transactions more clearly and specifically and stipulates that entities and individuals (including individual businesses) engaged in the sale of goods, services, intangible assets, or real estate (hereinafter "taxable transactions") within the territory of the People's Republic of China, or in the importation of goods, shall be considered VAT taxpayers and shall pay VAT in accordance with the VAT Law.

Cultural Development Fee

According to applicable PRC tax regulations or rules, advertising service providers are generally required to pay a cultural development fee at the rate of 3% on the revenues (a) which are generated from providing advertising services and (b) which are also subject to the value-added tax.

Dividend Withholding Tax

Under the old EIT Law that was effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises were exempt from PRC withholding tax. Pursuant to the EIT Law and its implementation rules, dividends from income generated after January 1, 2008 and distributed to us by our PRC subsidiaries are subject to withholding tax at a rate of 10%, unless non-resident enterprise investor’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation.”

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

After the implementation of the FI Information Report Measures on January 1, 2020, where a foreign investor acquires a domestic non-foreign-invested enterprise by equity, it shall submit an initial report through the enterprise registration system when handling the change registration for the acquired enterprise instead of obtaining the approval of the MOFCOM or its delegates at provincial level. However, regarding the affiliated M&A, according to the Negative List (2024 Version), a M&A of affiliated domestic companies by domestic companies, enterprises or natural persons via the companies legally established or controlled overseas, it shall still apply to the foreign investment, overseas investment, foreign exchange administration and other relevant regulations.

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

C.
Organizational Structure

Foreign ownership of internet-based and mobile-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates internet access, distribution of internet information services and value-added telecommunication services through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in telecommunications-related business. Specifically, unless in relevant pilot areas where there are further opening-up policies and measures for telecommunications-related businesses, foreign investors are generally not allowed to own more than a 50% equity interest in any PRC company engaging in value-added telecommunications businesses, except for e-commerce, domestic conferencing, store-and-forward, and call center services.

As a Cayman Islands company, in order for us to be able to carry on our business in China, we conduct part of our operations in China through the VIEs including but not limited to Beijing Mobile and Beijing Network. Each of Beijing Mobile (which is owned as to 35% by Mr. Sheng Fu and 65% by Ms. Weiqin Qiu) and Beijing Network (which is owned as to 50% by Mr. Kun Wang and 50% by Mr. Wei Liu) holds the requisite ICP Licenses. We have been and are expected to continue to be dependent on the VIEs to operate our business in China. We believe that under these contractual arrangements, we have sufficient control over the VIEs and their respective shareholders to renew, revise or enter into new contractual arrangements prior to the expiration of the current arrangements on terms that would enable us to continue to operate our business in China validly and legally.

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

For a diagram summarizing our corporate structure and identifying the significant subsidiaries and the VIEs as of the date of this annual report, please refer to “Item 3. Key Information—Our Holding Company Structure and Contractual Arrangements with the Consolidated Variable Interest Entities.” Pursuant to Catalogue of Industries for Encouraging Foreign Investment (2022 Version) and Negative List (2024 Version), Beijing Security is currently engaged in the business of technology promotion, technology development, technology service and technology consultancy, sale of computers, software, auxiliary devices and AI hardware, computer animation design, investment consultancy and advertisement design, production, agency and publication, all of which are permitted foreign investment industries under Catalogue of Industries for Encouraging Foreign Investment (2022 Version) and Negative List (2024 Version).

Conew Network is currently engaged in the business of research and development of digital technology, telecommunication technology and relevant products, self-technology transfer, technology service, technology consultancy and computer technology training, sale of self-developed products, graphic design, business consultancy and investment consultancy, all of which are permitted foreign investment industries under Catalogue of Industries for Encouraging Foreign Investment (2022 Version) and Negative List (2024 Version).

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

As a result of these contractual arrangements, we are considered the primary beneficiary of the VIEs as we have the power to direct activities of these entities and can receive substantially all economic interests in these entities even though we do not necessarily receive all of the VIEs’ revenues. Accordingly, we treat them as the VIEs under U.S. GAAP and have consolidated the results of operation of the VIEs and the then subsidiaries of the VIEs in our consolidated financial statements in accordance with U.S. GAAP. External revenues contributed by the VIEs and the then subsidiaries of the VIEs together accounted for 31.8%, 42.9% and 35.0% of our revenues for the years ended December 31, 2022, 2023 and 2024, respectively.

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

D.
Property, Plants and Equipment

As of December 31, 2024, our principal executive offices were located on leased premises comprising approximately 8,819 square meters in Beijing, China. This facility accommodates our management headquarters, principal development, engineering, legal, finance and administrative activities. We also have offices overseas, mainly in Japan.

As of December 31, 2024, we also leased some facilities in multiple cities across China. These facilities were mainly used as production factories and warehouses, with a total combined floor area of approximately 5,305 square meters.

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

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion and analysis may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report. For discussion of 2022 items and year-over-year comparisons between 2023 and 2022 that are not included in this annual report on Form 20-F, please refer to “Item 5. Operating and Financial Review and Prospects” found in our Form 20-F for the year ended December 31, 2023 that was filed with the Securities and Exchange Commission on April 18, 2024.

A.
Operating Results

Overview

We are a China-based IT company with a commitment to AI innovation. We generate revenues primarily by providing utility-related business, including advertising services and premium membership services worldwide. We also provide multi-cloud management and overseas advertising agency service. Multi-cloud management service is to provide our customers one-stop multi-cloud resource management solutions, conduct comprehensive management of multi-cloud resources and environment, and provide various solutions that can be implemented in the cloud, including platforms for backup and disaster recovery, machine learning, cost optimization and monitoring alarm. Overseas advertising agency service is to assist companies to launch advertisement on large overseas advertising platforms, such as Meta.

Subsequent to the acquisition of Beijing OrionStar in November 2023, we enlarged our business to provide service robots globally to restaurants, exhibitions, logistic centers and so on. Through a full range of AI technologies, our service robots can be customized and are able to provide comprehensive solutions to optimize efficiency, improve sales, ensure service standardization and enhance customer satisfaction. At the same time, we actively engage in the independent research and development of our AI technologies, including large language model ("LLM") technologies to provides AI-powered business solutions for enterprise customers, enabling enterprises to apply LLM technology, digitalize employees and improve operational efficiency.

We reported our revenues and operating profits in two segments: internet business and AI and others. In 2023, we acquired controlling stake of Beijing OrionStar, and reported the results of Beijing OrionStar in the AI and others segment.

Revenues from our internet business mainly include two parts, online advertising and internet value-added services. We generate advertising revenues by providing mobile advertising services to our customers worldwide, as well as selling advertisements and referring user traffic on our mobile and PC platforms. We generate value-added services revenues principally from the sale of membership packages and subscriptions.

Revenues from our AI and other business mainly from multi-cloud management platform, overseas advertising agency service and sale and rental of service robots and some other AI related business.

On the corporate level, our revenues increased from RMB669.5 million to RMB806.9 million (US$110.5 million) in 2024. Our net loss attributable to Cheetah Mobile shareholders was RMB617.6 million (US$84.6 million) in 2024, compared to a net loss attributable to Cheetah Mobile shareholders of RMB602.9 million in 2023.

Selected Statement of Operations Items

Revenues

We generate revenues from internet business and AI and others. The following table sets forth the principal components of our revenues by amount and as a percentage of our revenues for the periods presented.

	Years Ended December 31,
	2023		2024
	RMB	% of revenues	RMB	US$	% of revenues
Internet business	450,134	67.2	517,188	70,854	64.1
AI and others	219,369	32.8	289,689	39,687	35.9
Revenues	669,503	100.0	806,877	110,541	100.0

Internet business

Revenues from internet business accounted for 67.2% and 64.1% of our revenues in 2023 and 2024, respectively. Our portfolio of internet products has attracted a massive user base, which enabled us to provide online marketing services to customers worldwide as well as refer user traffic and sell advertisements on our mobile and PC platforms. We also provide value-added services for our internet product, which mainly includes VIP membership and software subscription. Our VIP membership and software subscription services are mainly sold in short term period, typically, no more than 12 months.

We believe that the most significant company-specific factors affecting the operation of our internet business include:

•
User base and user engagement in key markets. Our revenues from internet business are ultimately affected by the scale of our user base, and the strategies we pursue to achieve user growth may affect our costs and expenses and results of operations. A large and engaged user base is crucial for the sustainability of our product and related services, our advertising revenue is driven by the size of our user base and our VIP membership revenue depend on our ability to convert more users to paying users. We have experienced user-base decrease since 2019 and although we continuously develop more innovative products and enhance our products' user experiences, our user base may continue to decrease in the future. We plan to continue to enhance users’ experience of our products and introduce more products to increase users’ engagement with our products.
•
Products and Services Innovation. Our products are mainly utility software which face intensive competition. We must develop innovative products and services, continuously enrich the functionality of our products that meet the disparate needs of users, platform and channel partners and roll them out on a timely basis while controlling our product development expenses. We plan to continue to make investment in our products improvement and development.
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

AI and Others

Revenue from AI and others accounted for 32.8% and 35.9% of our revenues in 2023 and 2024, respectively. AI and others revenues mainly include revenues from our AI related business, such as business of multi-cloud management service, overseas advertising agency service, sale and rental of our service robots, as well as providing technical, AI application services to third parties and related parties.

We believe that the most significant company-specific factors affecting the operation of our AI and others business include:

•
Our ability to increase sales volume and maintain relationships with customers. Our capacity to sustain good business relationships with existing customers and attract new customers are crucial to our financial performance. In our service robotics business, we collaborate with global distributors to distribute products in target markets. For our cloud services and advertising agency business, we operate as an authorized agency for global partners, such as Meta and Amazon. Our ability to ultimately achieve profitability is dependent on the progression of robot distributors’ market demand, changes of our partners’ policies, including rebate structures and policy compliance and our ability to meet required volumes and required cost targets.
•
Our ability to expand in domestic and international markets. We value the development of our AI and others business in both domestic and international markets, and especially, we view international expansion as an important element of our strategy to increase revenues and achieve continuing profitability of this business segment. Our global expansion may expose us to additional challenges such as exchange rate risk, international taxes and tariffs, legal obligations and additional operational costs, etc.
•
Our ability to control production and material costs of our service robots. Our ability to control manufacturing cost, attain operating efficiency, while scaling up our business, is critical to achieving profitability. Maintaining reasonable operating expenses of robot manufacturing in China is key to our success, and we shall continually strive to find the most efficient and cost-effective means of achieving our goals.
•
Investment in technology and talents. We believe our success in AI and others business rooted in our robust technological capabilities. We have historically dedicated significant resources towards research and development. Specifically, we have invested heavily in artificial intelligent development, and talent recruitment, especially engineers and scientists with expertise and experience in machine learning, software algorithms, and robotics operation.

Cost of Revenues

Cost of revenues primarily consist of traffic acquisition costs, bandwidth and cloud service costs, personnel costs, channel and sharing costs, depreciation of equipment, and cost of robots and other products sold.

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

Cost of robots and other products sold include direct materials, external processing fee, depreciation and amortization of assets associated with the production.

Operating Income and Expenses

Our operating income and expenses consist of (i) research and development expenses, (ii) selling and marketing expenses, (iii) general and administrative expenses, and (iv) other operating income and expenses. The following table sets forth the components of our operating income and expenses for the periods indicated.

	Years Ended December 31,
	2023		2024
	(in thousands, except percentages)
	RMB	% of revenues	RMB	US$	% of revenues
Operating income and expenses
Research and development	(178,207)	(26.6)	(243,391)	(33,344)	(30.2)
Selling and marketing	(242,511)	(36.2)	(342,421)	(46,911)	(42.4)
General and administrative	(229,549)	(34.3)	(244,385)	(33,481)	(30.3)
Impairment of goodwill	—	—	(152,890)	(20,946)	(18.9)
Other operating income, net	2,867	0.4	637	87	0.1
Total operating income and expenses	(647,400)	(96.7)	(982,450)	(134,595)	(121.7)

Research and Development Expenses. Research and development (R&D) expenses consist primarily of employee costs and rental expenses related to personnel engaged in R&D activities, design and development expenses with new technology, materials and supplies, depreciation and amortization expenses and other R&D related expenses. These expenditures are generally expensed as incurred.

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of general marketing and promotion expenses and salaries and benefits, including share-based compensation expenses, related to personnel involved in our selling and marketing efforts.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and benefits, including share-based compensation expenses, related to our general and administrative personnel, professional and legal service fees, rental expenses, provision for credit losses and other administrative expenses.

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

Hong Kong. Our subsidiaries incorporated in Hong Kong were subject to Hong Kong profits tax rate of 16.5% for the years ended December 31, 2023 and 2024. The first HK$2 million of profits earned by one of our subsidiaries incorporated in Hong Kong is taxed at half the current tax rate (i.e. 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate, and foreign-derived income is exempted from income tax.

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

Singapore. Our subsidiaries incorporated in Singapore were subject to Singapore corporate income tax rate of 17% for the year ended December 31, 2023 and 2024.

Japan. Under Japan EIT law, companies incorporated in Japan with paid-in capital in excess of Japanese Yen (“JPY”) 100 million was subject to national corporate income tax rate 23.2% and companies with paid-in capital of no more than JPY100 million was subject to national corporate income tax rate of 15% on the first JPY8 million of income earned and at 23.2% on any income earned in excess of JPY8 million. For the years ended December 31, 2023 and 2024, our subsidiaries incorporated in Japan are all with paid-in capital of no more than JPY100 million, and were subject to national corporate income tax rate of 15% on the first JPY8 million of income earned and at 23.2% on any income earned in excess of JPY8 million. Local income taxes, which include local inhabitant tax and enterprise tax, are also imposed on corporate income.

PRC.

Enterprise income tax. Our PRC subsidiaries and VIEs are subject to the statutory rate of 25% in accordance with the EIT Law, with exceptions for certain preferential tax treatments. Under relevant PRC government policies, enterprises qualified as “new software enterprise” are entitled to a two-year exemption and three-year 50% reduction on enterprise income tax commencing from the first profit-making year. Enterprises qualified as “high and new technology enterprise” are entitled to a preferential rate of 15%. According to the Administrative Measures for Recognition of High and New Technology Enterprises, where the relevant department finds in the course of daily management that a recognized “high and new technology enterprise” does not meet the conditions for recognition, it shall apply to the recognition department for verification. If the verification confirms that the enterprise does not meet the conditions for recognition, the recognition department shall disqualify the “high and new technology enterprise” and advise the tax authority to recover the payment of reduced or exempted taxes under tax preferences it has enjoyed from the year when it fails to meet the recognition requirements. Enterprises of qualified industries that met the operational substantive requirements located in Hengqin-Guangdong-Macao In-depth Cooperation Zone are subject to a tax rate of 15%. For the year ended December 31, 2023 and 2024, our PRC subsidiaries and VIEs qualified as “high and new technology enterprise” and located in Hengqin-Guangdong-Macao In-depth Cooperation Zone were subject to tax holiday or a preferential tax rate of 15%, and our remaining PRC subsidiaries, VIEs and the subsidiaries of the VIEs were subject to enterprise income tax at a rate of 25%.

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

Effect of Different Tax Rates in Different Jurisdictions

The following table sets forth our income (loss) before income tax and the effect of differing tax rates in different jurisdictions on our income tax expenses in each applicable jurisdiction, for the years ended December 31, 2023 and 2024.

		Year Ended December 31,
		2023	2024
		RMB	RMB	US$
		(in thousands)
Cayman Islands and BVI	Income (Loss) before income tax	(307,996)	(179,588)	(24,603)
	Income tax expenses (benefits) computed at the PRC statutory tax rate of 25%	(76,999)	(44,897)	(6,151)
	Income tax expenses computed at Cayman Islands statutory tax rate of 0%	—	—	—
	Effect of differing tax rates in different jurisdictions	76,999	44,897	6,151
Hong Kong	Income (Loss) before income tax	(71,816)	1,490	204
	Income tax expenses (benefits) computed at the PRC statutory tax rate of 25%	(17,954)	373	51
	Income tax expenses (benefits) computed at the Hong Kong statutory tax rate of 16.5%	(11,850)	246	34
	Effect of differing tax rates in different jurisdictions	6,104	(127)	(17)
Singapore	Loss before income tax	(14,298)	(14,874)	(2,038)
	Income tax benefits computed at the PRC statutory tax rate of 25%	(3,575)	(3,718)	(509)
	Income tax benefits computed at the Singapore statutory tax rate of 17%	(2,431)	(2,529)	(346)
	Effect of differing tax rates in different jurisdictions	1,144	1,189	163
PRC	Loss before income tax	(251,578)	(382,509)	(52,404)
	Income tax benefits computed at the PRC statutory tax rate of 25%	(62,895)	(95,627)	(13,101)
	Income tax benefits computed at the PRC statutory tax rate of 25%	(62,895)	(95,627)	(13,101)
	Effect of differing tax rates in different jurisdictions	—	—	—
Others	Loss before income tax	8,038	21,153	2,899
	Income tax benefits computed at the PRC statutory tax rate of 25%	2,010	5,287	725
	Income tax benefits computed at the statutory tax rates of such other jurisdictions	1,849	5,049	692
	Effect of differing tax rates in different jurisdictions	(161)	(238)	(33)
Total	Loss before income tax	(637,650)	(554,328)	(75,942)
	Income tax benefits computed at the PRC statutory tax rate of 25%	(159,413)	(138,582)	(18,985)
	Income tax benefits computed at the statutory tax rate of different jurisdictions	(75,327)	(92,861)	(12,721)
	Effect of differing tax rates in different jurisdictions	84,086	45,721	6,264

The following table sets forth the effect of tax holiday and preferential tax treatments on our income tax expenses in each applicable jurisdiction, for the years ended December 31, 2023 and 2024.

	Year Ended December 31,
	2023	2024
	RMB	RMB	US$
	(in thousands)
PRC(1)	3,457	(436)	(60)
Others	—	—	—
Total	3,457	(436)	(60)

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

	Year Ended December 31,
	2023	2024
	RMB	RMB	US$
	(in thousands)
Selected Consolidated Statements of Comprehensive loss:
Revenues	669,503	806,877	110,541
Internet business	450,134	517,188	70,854
AI and others	219,369	289,689	39,687
Cost of revenues(1)	(231,940)	(261,682)	(35,850)
Gross profit	437,563	545,195	74,691
Operating income and expenses
Research and development(1)	(178,207)	(243,391)	(33,344)
Selling and marketing(1)	(242,511)	(342,421)	(46,911)
General and administrative(1)	(229,549)	(244,385)	(33,481)
Impairment of goodwill	—	(152,890)	(20,946)
Other operating income, net	2,867	637	87
Total operating expenses, net	(647,400)	(982,450)	(134,595)
Operating loss	(209,837)	(437,255)	(59,904)
Other income (expenses)
Interest income, net	60,978	44,422	6,086
Foreign exchange losses, net	(11,421)	(21,726)	(2,976)
Other income	96,765	52,059	7,132
Other expense	(574,135)	(191,828)	(26,280)
Loss before income taxes	(637,650)	(554,328)	(75,942)
Income tax benefits	43,781	(47,258)	(6,474)
Net loss	(593,869)	(601,586)	(82,416)
Less: net income attributable to noncontrolling interests	9,029	15,971	2,188
Net loss attributable to Cheetah Mobile Inc.	(602,898)	(617,557)	(84,604)

(1) Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	Year Ended December 31,
	2023	2024
	RMB	RMB	US$
	(in thousands)
Cost of revenues	370	81	11
Research and development	580	1,924	264
Selling and marketing	509	(662)	(91)
General and administrative	32,095	24,758	3,392
Total	33,554	26,101	3,576

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenues. Our revenues increased by 20.5% from RMB669.5 million in 2023 to RMB806.9 million (US$110.5 million) in 2024.

Internet business. Revenues from internet business increased by 14.9% from RMB450.1 million in 2023 to RMB517.2 million (US$70.9 million) in 2024. The year-over-over increase was contributed by increase from our online advertising business. In 2024, approximately 35.7% of our revenues from internet business were generated from advertising while the rest of its revenues were generated from other sources, such as providing premium membership services and software subscription services.

AI and others. Revenues from AI and others increased by 32.1% to RMB289.7 million (US$39.7 million) in 2024 from RMB219.4 million in 2023. This increase was primarily due to the increase of sale of service robots as the acquisition of controlling stake in Beijing OrionStar, as well as business growth from our multi-cloud Management services.

Cost of revenues. Our cost of revenues increased by 12.8% from RMB231.9 million in 2023 to RMB261.7 million (US$35.9 million) in 2024. This increase was in line with increase of our revenue.

Gross profit. As a result of the foregoing, our gross profit increased by 24.6% from RMB437.6 million in 2023 to RMB545.2 million (US$74.7 million) in 2024.

Gross margin. Our gross margin increased to 67.6% for the year ended December 31, 2024 from 65.4% for the year ended December 31, 2023.

Operating expenses. Our operating expenses increased by 51.8% from RMB647.4 million in 2023 to RMB982.5 million (US$134.6 million) in 2024 mainly due to impairment of goodwill, our increased marketing and promotion expenses on user acquisition for our internet business, as well as the increase of employee costs and amortization expenses of the intangible assets as the acquisition of controlling stake in Beijing OrionStar.

Research and development expenses. Our research and development expenses increased by 36.6% year over year to RMB243.4 million (US$33.3 million) in 2024. The increase was primarily due to the increased employee costs and intangible assets amortization expenses as the acquisition of controlling stake in Beijing OrionStar.

Selling and marketing expenses. Our selling and marketing expenses increased by 41.2% year over year to RMB342.4 million (US$46.9 million) in 2024. This increase was primarily due to increased marketing and promotion expenses related to user acquisition for our internet business, as well as the increased employee costs as the acquisition of controlling stake in Beijing OrionStar.

General and administrative expenses. Our general and administrative expenses increased by 6.5% year over year to RMB244.4 million (US$33.5 million) in 2024, which mainly resulted from the increased employee costs as the acquisition of controlling stake in Beijing OrionStar.

Impairment of goodwill. Our goodwill impairment was RMB152.9 million (US$20.9 million) in 2024.

Operating loss. As a result of the foregoing, we had an operating loss of RMB437.3 million (US$59.9 million) in 2024, as compared to an operating loss of RMB209.8 million in 2023.

Operating loss margin. We had an operating loss margin of 54.2% in 2024, as compared to an operating loss margin of 31.3% in 2023.

Other income. Other income was RMB52.1 million (US$7.1 million) in 2024, primarily due to upward fair value change in certain long-term investment.

Other expense. Other expense was RMB191.8 million (US$26.3 million) in 2024, which was primarily due to fair value change and impairment of certain long-term investments.

Income tax expense. Our income tax expenses was RMB47.3 million (US$6.5 million) in 2024, as compared to income tax benefits of RMB43.8 million in 2023.

Net loss attributable to Cheetah Mobile shareholders. Primarily as a result of the foregoing, our net loss attributable to Cheetah Mobile shareholders was RMB617.6 million (US$84.6 million) in 2024, as compared to a net loss attributable to Cheetah Mobile shareholders of RMB602.9 million in 2023.

Recent Accounting Pronouncements

A list of recent accounting pronouncements that are relevant to us is included in Note 2 to our consolidated financial statements, which are included in this annual report.

B.
Liquidity and Capital Resources

Cash Flows and Working Capital

We finance our operations and strategic investments primarily using our cash and cash equivalents, including our operating cash inflows and short-term investments. Cash and cash equivalents consist of cash on hand and bank deposits, which are unrestricted to withdrawal and use, and highly liquid investments with original stated maturity of three months or less. Short-term investments consist of highly liquid investments with original maturities of greater than three months but less than 12 months and investments that are expected to be realized in cash during the next 12 months. As of December 31, 2024, we had RMB1,833.0 million (US$251.1 million) in cash and cash equivalents.

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

The table below sets forth a breakdown of our cash by currency and location as of December 31, 2023 and 2024:

	As of December 31,
	2023	2024
	(in thousands of RMB)
Cash located outside of the PRC
—held by Company and Subsidiaries in US dollars	1,371,328	1,139,320
—held by Company and Subsidiaries in RMB	13,104	858
—held by Company and Subsidiaries in others	62,539	71,632
—held by VIEs in US dollars	16,744	43,416
—held by VIEs in RMB	—	107
—held by VIEs in others	1,438	1,098
Cash located in the PRC
—held by Company and Subsidiaries in RMB	271,966	242,673
—held by Company and Subsidiaries in US dollars	125,109	105,091
—held by Company and Subsidiaries in others	2,637	1,440
—held by VIEs in RMB	155,318	227,388
—held by VIEs in US dollars	8	8
Total cash and cash equivalents	2,020,191	1,833,031

The table below sets forth a breakdown of our short-term investments by location as of December 31, 2023 and 2024:

	As of December 31,
	2023	2024
	(RMB in thousands)
Short-term investments located outside of the PRC
—Time deposits located outside the PRC	1,023	318
Short-term investments located in the PRC
—Wealth management products located in the PRC	—	17
Total short-term investments	1,023	335

The following table sets forth a summary of our cash flows for the years indicated:

	Year Ended December 31,
	2023	2024
	RMB	RMB	US$
	(in thousands)
Net cash provided by/(used in) operating activities	550,462	(238,323)	(32,649)
Net cash used in investing activities	(49,061)	(34,090)	(4,670)
Net cash (used in)/provided by financing activities	(6,778)	69,113	9,469
Effect of exchange rate changes on cash, cash equivalents and restricted cash	9,073	16,140	2,209
Cash, cash equivalents and restricted cash at the beginning of year	1,516,495	2,020,191	276,765
Net increase (decrease) in cash, cash equivalents and restricted cash	503,696	(187,160)	(25,641)
Cash, cash equivalents and restricted cash at the end of year	2,020,191	1,833,031	251,124

Operating Activities

Net cash used in operating activities for the year ended December 31, 2024 was RMB238.3 million (US$32.6 million). This amount was primarily attributable to net loss of RMB601.6 million (US$82.4 million), (i) adjusted to add back impairment of goodwill of RMB152.9 million (US$20.9 million); (ii) adjusted to add back impairment of assets of RMB120.6 million (US$16.5 million); (iii) adjusted for changes in operating assets and liabilities that positively affected operating cash flow, primarily an increase in accrued expenses and other current liabilities RMB287.7 million (US$39.4 million), (iv) partially offset by changes in operating assets and liabilities that negatively affected operating cash flow, primarily due to an increase in prepayments and other current assets RMB388.8 million (US$53.3 million).

Net cash provided by operating activities for the year ended December 31, 2023 was RMB550.5 million. This amount was primarily attributable to net loss of RMB593.9 million, (i) adjusted to add back impairment of assets of RMB534.8 million; (ii) adjusted for changes in operating assets and liabilities that positively affected operating cash flow, primarily an increase in accrued expenses and other current liabilities RMB791.7 million, (iii) partially offset by changes in operating assets and liabilities that negatively affected operating cash flow, primarily due to an increase in accounts receivable RMB122.5 million.

Investing Activities

Net cash used in investing activities was RMB34.1 million (US$4.7 million) for the year ended December 31, 2024, primarily attributable to net cash paid for purchase of short-term investments of RMB1,084.7 million (US$148.6 million) and purchase for long-term investments of RMB37.0 million(US$5.1 million), partially offset by proceeds from maturity of short-term investments of RMB1,085.4 million(US$148.7 million).

Net cash used in investing activities was RMB49.1 million for the year ended December 31, 2023, primarily attributable to net cash paid for business acquisition of RMB238.1 million, purchase of short-term investments of RMB1,176.0 million and purchase for long-term investments of RMB23.7 million, partially offset by proceeds from maturity of short-term investments of RMB1,332.5 million.

Financing Activities

Net cash provided by financing activities was RMB69.1 million (US$9.5 million) for the year ended December 31, 2024, primarily attributable to net cash received by Beijing OrionStar during its equity financing in January 2024.

Net cash used in financing activities was RMB6.8 million for the year ended December 31, 2023.

Material cash requirements

Our material cash requirements as of December 31, 2024 and any subsequent interim period primarily include our capital expenditures, operating lease obligations, and purchase obligations.

We incurred capital expenditures of RMB9.7million and RMB22.8 million (US$3.1 million) in 2023 and 2024, respectively. Our capital expenditures were primarily attributable to purchase of computers and servers related to research and development activities and expenditures in enhancing our manufacturing capacity for our service robots products. As our service robots and AI business expands, we may incur more capital expenditures for our these businesses in the future.

Our operating lease obligations consist of the commitments under the lease agreements for our office premises, which include all future cash outflows under ASC Topic 842, Leases under Note 11 to our audited consolidated financial statements.

Purchase obligations primarily consist of minimum commitment for purchase of cloud services.

We intend to fund our existing and future material cash requirements with our existing cash balance and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

Except our commitment to redeem the shares of certain third-party shareholders of Beijing OrionStar as stated in Note 20 to our audited consolidated financial statements included in this annual report, we have not entered into any other financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity for such assets. We do not have any obligation, including a contingent obligation, arising out of a variable interest in any unconsolidated entity that we hold and material to us, where such entity provides financing, liquidity, market risk or credit risk support to us or engages in leasing, hedging or research and development services with us.

The following table sets forth our contractual obligations by specified categories as of December 31, 2024.

	Payment due by period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In thousands of RMB)
Operating lease obligations	26,994	14,697	10,679	1,618	—
Purchase obligations	138,067	72,028	66,039	—	—
Total	165,061	86,725	76,718	1,618	—

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2024.

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

C.
Research and Development, Patents, and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.
Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2024 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

During which, estimates used for “Allowance for credit losses”, “Fair value measurements of Non-Marketable long-term investments”, “Fair Value Determination Related to the Accounting for Business Combinations” and “Impairment Assessment on Goodwill, Long-lived Assets and Intangible assets”, “valuation allowance for deferred tax assets”, require management to make difficult, subjective and complex judgments that often as a result of the need to make estimate on matters that are inherently uncertain and which is likely that materially different amounts would be reported under different conditions or assumptions.

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

Beijing Mobile and Beijing Network and other companies, the VIEs or its subsidiaries, hold the requisite ICP Licenses required to operate our internet-based, including mobile-based businesses in China. We have been and are expected to continue to be dependent on the VIEs to operate our business in China. Our company, as well as Beijing Security and Conew Network, our wholly-owned subsidiaries, as the case may be, has entered into a series of contractual arrangements with the VIEs and their respective shareholders. Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between us and the VIEs through the irrevocable shareholder voting proxy agreements, whereby the shareholders of the VIEs effectively assign all of the voting rights underlying their equity interests in the VIEs to our company. Furthermore, pursuant to the exclusive option agreements, which include a substantive kick-out right, our company has the power to control the shareholders of the VIEs, and therefore, the power to govern the activities that most significantly impact the economic performance of the VIEs. In addition, through the contractual arrangements, the company demonstrate their ability and intention to continue to exercise the ability to absorb substantially all of the expected losses and the majority of the profits of the VIEs, and therefore, have the rights to the economic benefits of the VIEs. As a result of these contractual arrangements, we consolidate the VIEs as required by ASC 810-10, Consolidation: Overall.

Revenue recognition

We generate our revenues primarily through internet business, AI and others. Revenue represents the amount of consideration we are entitled to upon the transfer of promised goods or services in the ordinary course of our activities and is recorded net of value-added tax (“VAT”). Consistent with the criteria of ASC 606 “Revenue from Contracts with Customers”, we recognize revenue when performance obligations are satisfied by transferring control of a promised good or service to a customer. For performance obligations that are satisfied at a point in time, we also consider the following indicators to assess whether control of a promised good or service is transferred to the customer: (i) right to payment, (ii) legal title, (iii) physical possession, (iv) significant risks and rewards of ownership and (v) acceptance of the good or service. For performance obligations satisfied over time, we recognize revenue over time by measuring the progress toward complete satisfaction of a performance obligation.

For revenue arrangements that include multiple performance obligations, we evaluate all the performance obligations in the arrangement to determine whether each performance obligation is distinct in the context of contract. Consideration is allocated to each performance obligation based on its standalone selling price. If a promised good or service does not meet the criteria to be considered distinct in the context of contract, it is combined with other promised goods or services until a distinct bundle of goods or services exists.

We evaluate if we are a principal or an agent in a transaction to determine whether revenue should be recorded on a gross or net basis. We are acting as the principal if we obtain control over the goods and services before they are transferred to customers. Generally, when we are primarily obligated in a transaction, are subject to inventory risk, have latitude in establishing prices, or have several but not all of these indicators, we act as the principal and revenue is recorded on a gross basis. Generally, when we are not primarily obligated in a transaction, do not bear the inventory risk and do not have the ability to establish the price, we act as the agent and revenue is recorded on a net basis.

We provide sales incentives to customers which entitle them to receive reductions in the price. We account for these incentives granted to customers as variable consideration and record it as reduction of revenue. The amount of variable consideration is measured based on the most likely amount of incentives to be provided to customers. We believe that there will not be significant changes to our estimate of variable consideration.

The following table presents our revenues disaggregated by revenue source:

	Year Ended December 31,
	2023	2024
	RMB	RMB	US$
	(in thousands)
Revenues:
Internet business
Online advertising	109,339	184,655	25,298
Internet value-added services	340,795	332,533	45,556
AI and Others
Advertising agency services	89,275	78,036	10,691
Multi-cloud Management Services	87,747	87,242	11,952
Sale and rental of robots and other AI hardware products	22,034	111,577	15,286
Technical, AI application services and others	20,313	12,834	1,758
Total consolidated revenues	669,503	806,877	110,541

Internet business

Online advertising

Online advertising revenue is primarily derived from displaying advertisements for our customers on its online platforms including duba.com and other websites, browsers, PC and mobile applications. We mainly enter into cost for performance and cost per impression advertising agreements with customers. For contracts that are charged on the cost for performance basis, we charge an agreed-upon fee to its customers determined based on the effectiveness of advertising links, which is typically measured by clicks, transactions, installations, user registrations, and other actions. Revenue is recognized at a point in time when there is an effective click, transaction, installations, user registrations, and other actions. For advertising contracts that charged on cost per impression basis, we recognize the revenue at a point in time when the impressions are delivered based on the mutual agreement formed with customers.

Internet value-added services

We provide a range of online and on-premise such as anti-virus, security protection, desktop beautification, immediate communication and others for both individual and enterprise customers. Our value-added services revenue comes from the sale of membership packages and subscriptions, which grant customers ad-free use and exclusive access to premium features including file and data recovery, malicious pop-up interception, PDF conversion, automatic dynamic wallpaper rotation etc.

While providing online software services, the customers do not take possession of the software. The software license, when-and-if-available updates and related services are accounted for as a single performance obligation as the license, updates and services are inputs to a combined items in the contract. Upfront payment of membership fees and software subscription fees are recognized as deferred revenue in “Accrued expenses and other liabilities” and revenue is recognized ratably over the term or the expected service period of the respective service contracts as the services are provided.

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

AI and others

Advertising agency services

We provide advertising agency services by arranging advertisers to purchase various advertisement products from certain online networks. We act as an agent in such services and revenue is recognized on a net basis by netting rebates provided to the advertisers with the online network performance-based commissions. The revenue is estimated by us based on the real-time advertising performance results provided by the online networks and the commission rates pre-determined in contracts signed with relevant online networks and is recognized at a point in time when the advertisement products are delivered by the online networks. There was no significant difference between our estimates and the subsequent periodic invoices provided by the online network for all the periods presented. Receivables from advertising agency services were included in other receivables from advertisers in “Prepayments and other current assets” and payable to online networks were included in payable to online advertising platforms as agency in “Accrued expenses and other current liabilities” on the consolidated balance sheets.

Multi-Cloud Management services

We provide multi-cloud management services through cloud management platform. The nature of our performance obligation is a single performance obligation to stand ready to provide integrated technical cloud-based solution or sell cloud resources to customers. Revenue is recognized over time when related solutions or resources are provided to customers. We evaluate whether it is appropriate to record the revenue on gross or net basis based on whether we act as a principal or as an agent. This determination is reviewed for each specified service provided to the customer and may involve significant judgment. In certain cases, we conclude that we control the solutions and resources before they are transferred to end customers, as we integrate the cloud resources with its technical expertise to provide ongoing customized cloud-based solutions, is primarily responsible for the fulfillment, and have inventory risk before the specified solutions and resources have been transferred to the customers and revenue is recognized on a gross basis. In other cases, we act as a reseller of cloud resources and during which we act as an agent to arrange for the resources to be provided by third parties and revenue is recognized on a net basis.

Sale and rental of robots and other AI hardware products

We generate revenue from sales and rental of robots and sale of other AI hardware products. We recognize revenue generally at a point in time when the robots and other AI hardware products are delivered to customers. We provide standard warranty on all robots sold, which is not a separate performance obligation as it is intended to provide greater quality assurance to customers. Accordingly, standard warranty is accounted for in accordance with ASC 460, Guarantees, and the estimated costs are recorded as a liability when the Group transfers the control of robots to a customer. The consideration for sale of robots are normally paid in advance, which means the payments received are prior to the transfer of goods or services by us, we record a contract liability (deferred revenue) for the amount relating to those unperformed obligations. As set out in Note 2 “Lease, as of a Lessor”, robot rental revenue is recognized under ASC 842.

Technical, AI application services and others

We provide other services including technical support, extended time warranty, maintenance services, AI data and AI solution services etc to customers. Such revenue are recognized ratably over the term of the arrangement or at a point of time upon service delivered.

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

Fair value measurements of Non-Marketable long-term investments

We measure certain long-term investments at fair value on a recurring or non-recurring basis. For long-term investment accounted for using fair value option and long-term debt securities, we estimate their fair value on each reporting date. For equity securities accounted for under measurement alternative, we estimated the fair value when there’s an observable price changes for identical or similar investments of the same issuer or when qualitative assessment indicates that the investment is impaired. We continually review our investments in equity method investees to determine whether a decline in fair value below the carrying value is “other-than-temporary.” We estimate the investments’ fair value in accordance with the principles of ASC 820 and recognize the fair value change or impairment loss in the consolidated statements of comprehensive (loss) income accordingly. These judgments include valuation methods and key valuation assumptions and estimates. Changes in these estimates and assumptions could materially affect the fair value of such investments. See Note 23 of the Notes to the Consolidated Financial Statements for information regarding method and key assumptions used for fair value measurements of such investments.

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

Item 6. Directors, Senior Management and Employees

A.
Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Sheng Fu	47	Chief Executive Officer and Chairman of the Board of Directors
Thomas Jintao Ren	46	Chief Financial Officer and Director
Edward Mingyan Sun	42	Director
Bo Peng	46	Director
Wu Shengwu	51	Independent Director
Dr. Yi Ma	52	Independent Director
Dr. Yun Zhang	48	Independent Director

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

Bo Peng has been our director since July 2024. Ms. Bo Peng is currently an assistant president and the legal director of Kingsoft Corporation Limited (HKEx: 03888). Ms. Peng joined the legal department of Kingsoft Corporation Limited in 2004 and since then has been fully responsible for its legal affairs. In September 2013, she became the assistant president of Kingsoft Corporation Limited. At present, Ms. Peng is mainly responsible for legal compliance, intellectual property, supply chain, administrative management of Kingsoft Corporation Limited and she has extensive experience in these areas. At the same time, Ms. Peng serves as a supervisor of Kingsoft Office (SSE STAR Market: 688111) and the secretary-general of Beijing Kingsoft Foundation. Ms. Peng graduated from the University of Science and Technology Beijing in 2001 with a bachelor’s degree in law.

Wu Shengwu has served as the Chairman of Rongxin Semiconductor Technology Co., Ltd. since 2024. Prior to joining Rongxin Semiconductor, he held the position of Global Executive Vice President at Tsinghua Unigroup and Chairman of the Board at Xiamen Xueda Education Technology Group Co., Ltd. (SZSE: 000526). Mr. Wu served as the Deputy Director of the Electronic Information Department at the Ministry of Industry and Information Technology of the People’s Republic of China, as well as the Mayor of Haishu District in Ningbo and Director of the Ningbo Information Industry Bureau. With over 20 years of experience in the Information and Communication Technology (ICT) industry, Mr. Wu possesses extensive industry management experience. Mr. Wu received his bachelor’s degree in engineering and master’s degree in laws from Tsinghua University, and a Ph.D. degree in administration from Huazhong University of Science and Technology.

Dr. Yi Ma is a Chair Professor in Artificial Intelligence, the inaugural director of the School of Computing and Data Science and the Institute of Data Science of the University of Hong Kong since 2023. His research interests include computer vision, high-dimensional data analysis, and integrated intelligent systems. Yi received his two bachelor’s degrees in Automation and Applied Mathematics from Tsinghua University in 1995, two master’s degrees in EECS and Mathematics in 1997, and a PhD degree in EECS from UC Berkeley in 2000. He served on the faculty of UIUC ECE from 2000 to 2011, the principal researcher and manager of the Visual Computing group of Microsoft Research Asia from 2009 to 2014, and the Executive Dean of the School of Information Science and Technology of ShanghaiTech University from 2014 to 2017. He was on the faculty of UC Berkeley EECS Department from 2018-2023, where he continues to be a visiting professor. He has published over 65 journal papers, 150 conference papers, and three textbooks on 3D vision, generalized PCA, and high-dimensional data analysis. He received the NSF Career award in 2004 and the ONR Young Investigator award in 2005. He also received the David Marr prize in computer vision from ICCV 1999 and best paper awards from ECCV 2004 and ACCV 2009. He has served as the Program Chair for ICCV 2013 and the General Chair for ICCV 2015. He is a Fellow of IEEE, ACM, and SIAM.

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

B.
Compensation

Compensation of Directors and Officers

For the fiscal year ended December 31, 2024, we paid an aggregate of approximately RMB18.2 million (US$2.5 million) in cash to our executive officers and directors (excluding independent directors), and an aggregate of approximately RMB1.5 million (US$0.2 million) in cash to our independent directors. Our PRC entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefits. For the fiscal year ended December 31, 2024, we contributed an aggregate of approximately RMB0.7 million (US$0.1 million) for pension, retirement benefits or other similar benefits for our executive officers and directors.

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

2.
The 2013 Plan

Under the 2013 Plan, the maximum number of our ordinary shares that may be issued is 64,497,718 ordinary shares, and the 2013 plan has terminated upon its expiration in January 2024. As of March 31, 2025, the remaining 805,060 forfeited and unvested restricted shares that have not been granted are cancelled.

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

Termination. The 2013 Plan has terminated automatically in January 2024.

3.
The 2014 Plan

We adopted the 2014 Plan in April 2014. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan is 122,545,665 Class A ordinary shares. As of March 31, 2025, 91,438,986 restricted shares (excluding those that have been forfeited) had been granted under the 2014 Plan.

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

4.
The 2023 Plan

We adopted the 2023 Plan in April 2023. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2023 Plan is 145,000,000 ordinary shares. As of March 31, 2025, 101,559,650 restricted shares (excluding those that have been forfeited) had been granted under the 2023 Plan.

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

The following table summarizes, as of March 31, 2025, the restricted shares that we granted to our current directors and executive officers and to other individuals as a group under our 2011 Plan, 2013 Plan, 2014 Plan and 2023 plan, and which remained outstanding.

	Number of Restricted Shares Outstanding	Purchase Price (US$/Share)	Date of Grant
Sheng Fu	42,831,800	N/A	June 22, 2023
Edward Mingyan Sun	*	N/A	June 22, 2023
Thomas Jintao Ren	*	N/A	June 22, 2023
Wu Shengwu	*	N/A	September 22, 2023
Yi Ma	*	N/A	June 22, 2023
Yun Zhang	*	N/A	June 22, 2023
All directors and executive officers as a group	57,693,400	N/A	Various dates between June 22, 2023 and September 22, 2023

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
•
reporting regularly to the board.

Compensation Committee

Our compensation committee consists of and is chaired by Wu Shengwu. Our board of directors has determined that Wu Shengwu satisfies the “independence” standards under applicable NYSE corporate governance rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Wu Shengwu, and Dr. Yi Ma and is chaired by Dr. Yi Ma. Our board of directors has determined that Wu Shengwu and Dr. Yi Ma both satisfy the “independence” standards under applicable NYSE corporate governance rules. The committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The committee is responsible for, among other things:

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

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise the powers that are vested in them for the purpose for a proper purpose, and not for any collateral purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached.

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

D.
Employees

We had 713, 845 and 934 employees as of December 31, 2022, 2023 and 2024, respectively. The following table sets forth the number of our employees, categorized by function, as of December 31, 2024:

Function	Number of Employees
Operations	112
Research and development	377
Sales and marketing	256
General and administrative	189
Total	934

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2025 by:

•
each of our current directors and executive officers; and
•
each person known to us to own beneficially more than 5% of our shares.

Percentage of beneficial ownership is based on 1,534,534,235 total issued and outstanding ordinary shares as of March 31, 2025, representing the sum of 518,104,900 Class A ordinary shares and 1,016,429,335 Class B ordinary shares of our company.

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

	Shares Beneficially Owned		Ordinary Shares Beneficially Owned	Voting Power
	Class A Ordinary Shares	Class B Ordinary Shares	%(1)	%(2)
Directors and Executive Officers**:
Sheng Fu(3)	31,012,650	100,722,938	8.6	47.1
Bo Peng	—	—	—	—
Thomas Jintao Ren	*	*	*	*
Wu Shengwu(5)	*	—	*	*
Dr. Yi Ma(6)	*	—	*	*
Dr. Yun Zhang(7)	*	—	*	*
Edward Mingyan Sun	*	*	*	*
All directors and executive officers as a group	37,040,470	115,012,738	9.9	48.5
Principal Shareholders:
Kingsoft Corporation Limited(8)	11,800,547	662,806,049	44.0	24.8
Tencent Holdings Limited(9)	15,031,120	220,481,928	15.3	20.8
Sheng Global Limited(10)	29,996,440	97,563,128	8.3	9.4

Notes

* Less than 1% of our total outstanding Class A and Class B ordinary shares.

** Unless otherwise indicated in the notes below, the business address for our directors and executive officers is Building No. 11Wandong Science and Technology Cultural Innovation Park No.7 Sanjianfangnanli, Chaoyang District, Beijing 100024, People’s Republic of China.

(1)
Percentage ownership is calculated by dividing the number of Class A and Class B ordinary shares beneficially owned by a given person or group by the sum of (i) 1,534,534,235 ordinary shares and (ii) the number of Class A and Class B ordinary shares that such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after March 31, 2025.
(2)
Percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by a given person or group with respect to the sum of all outstanding shares of our Class A and Class B ordinary shares. The holders of our Class B ordinary shares are entitled to ten votes per share, and holders of our Class A ordinary shares are entitled to one vote per share.
(3)
Represents (i) 25,996,440 Class A ordinary shares represented by restricted ADSs and 90,263,128 Class B ordinary shares held by Sheng Global Limited, a British Virgin Islands company wholly owned by Mr. Fu, (ii) 4,000,000 Class A ordinary shares (represented by restricted ADSs) and 7,300,000 Class B ordinary shares beneficially owned by Sheng Global Limited through FaX Vision Corporation, a British Virgin Islands company controlled by Sheng Global Limited, (iii) 585,800 Class B ordinary shares that have vested to Mr. Fu under our 2011 Plan, and (iv) 1,016,210 Class A ordinary shares and 2,574,010 Class B ordinary shares that have vested to Mr. Fu under our 2013 Plan. Kingsoft Corporation have delegated approximately 37.4% voting power of our company held by Kingsoft Corporation to Mr. Sheng Fu, effective October 1, 2017. For further details, see “Item 4. Information on the Company—A. History and Development of the Company”.

(4)
The business address of Ms. Peng is c/o Kingsoft Corporation Limited, Building D, Xiaomi Campus, No.33 Xierqi Middle Road, Haidian District, Beijing, People’s Republic of China.
(5)
The business address of Wu Shengwu is No. 599, Changjiang East Road, Huaiyin District, Huai'an City, Jiangsu Province
(6)
The business address of Dr. Ma is ECS Department, 333A Cory Hall#1770 University of California, Berkeley, CA 94720-1770, USA.
(7)
The business address of Dr. Zhang is 6402 Middleburg Ln, Bethesda, MD 20817, USA.
(8)
Represents (i) 5,040,877 Class A ordinary shares, (ii) 6,759,670 Class A ordinary shares represented by ADSs, and (iii) 662,806,049 Class B ordinary shares held by Kingsoft Corporation. Kingsoft Corporation is a Cayman Islands company listed on the Hong Kong Stock Exchange (Stock Code: 3888). Kingsoft Corporation have delegated approximately 37.4% voting power of our company held by Kingsoft Corporation to Mr. Sheng Fu, effective October 1, 2017. For further details, see “Item 4. Information on the Company—A. History and Development of the Company.” Kingsoft Corporation’s business address is Building D, Xiaomi Campus, No.33 Xierqi Middle Road, Haidian District, Beijing, People’s Republic of China.
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

As of March 31, 2025, to our knowledge, on the same basis of calculation as above, 487,819,310 Class A ordinary shares represented by ADSs, or approximately 31.79% of our total outstanding ordinary shares were held by one record shareholder in the United States, namely The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Transactions and Agreements with Kingsoft Corporation

Kingsoft Corporation is one of our principal shareholders, with beneficial ownership and voting power of 44.0% and 24.8%, respectively, of our outstanding Class A and Class B ordinary shares on an as-converted basis as of March 31, 2025.

Our company has certain common directors and officers with Kingsoft Corporation. As of the date of this annual report, Ms. Bo Peng, one of our directors, is also the assistant president and the legal director of Kingsoft Corporation.

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

On February 16, 2017, Kingsoft Japan entered into an exclusive licensing agreement with a subsidiary of Kingsoft Corporation, pursuant to which Kingsoft Group granted Kingsoft Japan the exclusive right to sell, or authorize any third parties to sell, conduct marketing or promotion, and provide services to the end-users of the Japanese version of the office software developed by Kingsoft Group, within the territory of Japan.

We also purchase cloud services from Kingsoft Group. On July 1, 2022, we entered into a cloud service agreement with a subsidiary of Kingsoft Corporation, pursuant to which, Kingsoft Group provide us with cloud and relevant technical support services for an initial term until August 1, 2023. Since then, the agreement has been renewed annually and currently remains in effect with an expiration date of August 1, 2025.

For the years ended December 31, 2022, 2023 and 2024, we recognized aggregate fees of RMB15.2 million, RMB14.2 million and RMB12.2 million (US$1.7 million), respectively, to Kingsoft Corporation, its subsidiaries and their respective associates for the services they provided to us.

Transactions with Tencent Group

We entered into a strategic cooperation agreement dated December 27, 2013 with Shenzhen Tencent Computer Systems Company Limited, or Tencent Shenzhen, to promote various types of products of Tencent Holdings Limited, its subsidiaries and their respective associates, or collectively the Tencent Group, through various forms of promotion services on our mobile and PC applications and platforms. Tencent Shenzhen is a subsidiary of Tencent Holdings Limited, one of our major beneficial shareholders. The price of services provided between us and Tencent Shenzhen will be based on (i) the prevailing fair market price, (ii) the actual cost incurred plus a reasonable profit margin, or (iii) a price with reference to the price or reasonable profit margin of an independent third party conducting the similar transactions. The term of the cooperation agreement was from January 1, 2014 to December 31, 2015. On December 30, 2015, we entered into a new strategic cooperation agreement with Tencent Shenzhen, pursuant to which we and the Tencent Group will continue to provide promotion services to each other. We and Tencent Group may enter into individual agreements from time to time accordingly, and except of promotion services, we also purchase cloud services from Tencent Group. For the years ended December 31, 2022, 2023 and 2024, we recognized total revenues of RMB12.5 million, RMB9.6 million and RMB6.7 million (US$0.9 million), respectively, from the Tencent Group, and recognized aggregate fees of RMB20.5 million, RMB13.3 million and RMB19.4 million (US$2.7 million), respectively, to the Tencent Group.

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

From 2018, we entered into distribution and several AI robots purchase agreements with Beijing OrionStar. For the years ended December 31, 2022 and for the period ended November 30, 2023, we purchased products from OrionStar of RMB1.1 million and RMB1.0 million, respectively.

From December 2018, we entered into several commissioned development and service agreements, with Beijing OrionStar, pursuant to which Beijing OrionStar agrees to provide technical and promotion service to us. For the years ended December 31, 2022 and for the period ended November 30, 2023, we recognized total cost of RMB0.3 million and RMB2.3 million, respectively.

From 2018, we entered into several service agreements with Beijing OrionStar, pursuant to which we provide technical and multi-cloud management services to Beijing OrionStar. For the years ended December 31, 2022 and for the period ended November 30, 2023, we recognized total revenue of RMB2.6 million and RMB2.4 million, respectively.

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

Transactions with Live.me

On September 30, 2019, Live.me amended its share incentive plan to (i) increase the number of shares to be issued under the current plan and (ii) issue shares under the plan into a trust for the benefit of current and future recipients of Live.me share incentive awards. Subsequent to the amendment, we own 49.6% equity interest of Live.me and deconsolidated Live.me as we are no longer a majority shareholder of Live.me. In February 2025, Live.me ceased to be a related party of ours when Live.me redeemed all of our shares in Live.me, and we no longer holder any equity interest in Live.me.

On January 9, 2023, Live.me modified its share capital by dividing ordinary shares into Class A ordinary shares and Class B ordinary shares with different voting rights, subsequent to the modification, we hold 49.6% of Live.me’s share capital, which stands for 49.6% equity interest and 17.25% voting rights of Live.me.

From 2019, we entered into several service agreements with Live.me, pursuant to which we provide technical, multi-cloud management and other services to Live.me. For the years ended December 31, 2022, 2023 and 2024, we recognized total revenue of RMB33.3 million, RMB35.0 million and RMB27.5 million (US$3.8 million), respectively.

Transactions with Pixiu. Inc

From 2017, we entered into several service agreements with Pixiu. Inc, pursuant to which we provide technical, multi-cloud management and other services to Pixiu. Inc. For the years ended December 31, 2022, 2023 and 2024, we recognized total revenue of RMB0.4 million, RMB1.0 million and RMB1.2 million (US$0.2 million), respectively.

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

We and certain of our current and former officers were named as defendants in two putative securities class actions filed on June 25, 2020 and July 31, 2020, respectively, in the U.S. District Court for the Central District of California. On August 24, 2020, the Court consolidated the two cases under the caption In re: Cheetah Mobile, Inc. Securities Litigation (Case No. 2:20-cv-05696). On March 15, 2021, the plaintiffs filed an amended complaint, in which they sought to represent a class of persons who allegedly suffered damages as a result of their trading in our ADRs between April 26, 2017 and March 24, 2020. The action alleged that we made false or misleading statements regarding our business and operations in violation of Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. On March 30, 2022, the Court granted the Company’s motion to dismiss, but gave the plaintiffs leave to amend. On May 6, 2022, the parties reached a stipulation, pursuant to which the plaintiffs voluntarily dismissed the claims asserted in the action, and agreed that they would not amend the complaint or appeal the Court’s order. The case is now closed. For risks and uncertainties relating to any lawsuits against us, please see “Item 3. Key Information—D. Risk Factors—Risks Relating to the ADSs —We have incurred increased costs as a result of being a public company, and the costs may continue to increase in the future.” For further information on certain legal proceedings and arbitration that we are currently involved in, see “Note 18. Commitment and Contingencies—Litigation and investigation” to our consolidated financial statements for the years ended December 31, 2022, 2023 and 2024 included in this annual report.

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

Effective September 2, 2022, we effected a change of the ratio of the ADS to our Class A ordinary shares from one ADS representing ten Class A ordinary shares to one ADS representing fifty Class A ordinary shares. Currently, each ADS represents fifty Class A ordinary shares. The change in the ratio of the ADS to our Class A ordinary shares had no impact on our underlying Class A ordinary shares, and no Class A ordinary shares were issued or cancelled in connection with the change in the ratio of the ADS to our Class A ordinary shares.

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

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report.

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

People’s Republic of China Taxation

Under the PRC EIT Law and its implementation rules, enterprises established outside the PRC with “de facto management bodies” within the PRC may be considered PRC tax resident enterprise for tax purpose and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. On April 22, 2009, the SAT issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or SAT Circular 82, which was most recently amended on December 29, 2017. SAT Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China.

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

Dividends received on the ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations if we are a PFIC for the taxable year or the preceding taxable year in which the dividend was paid.

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

As mentioned above, if we are classified as a PFIC for the taxable year or preceding tax years, U.S. holders could be subject to adverse U.S. federal income tax consequences. U.S. holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of the ADSs or Class A ordinary shares in their particular circumstances.

Passive Foreign Investment Company Rules

Certain adverse U.S. federal income tax consequences could apply to a U.S. holder if we or any of our subsidiaries are treated as a PFIC for any taxable year during which the U.S. holder holds the ADSs or Class A ordinary shares.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest income generated by excess cash, which is mainly held in interest-bearing bank deposits, loans and interest expense generated from certain bank loans. We generated interest income of RMB35.7 million, RMB62.0 million and RMB44.4 million (US$6.1 million), and interest expense of nil, RMB1.1 million and nil, for the years ended December 31, 2022, 2023 and 2024, respectively. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

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

Registration or transfer fees
•
Transfer and registration of shares on our share register or a foreign register to or from the name of the depositary or its nominee or the custodian or its nominee when you deposit or withdraw shares

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

Based upon that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were effective.

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

Based upon this evaluation, our management has concluded that, our internal control over financial reporting was effective as of December 31, 2024.

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

Item 16. [RESERVED]

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

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP, our predecessor independent auditor, and Marcum Asia CPAs LLP, our current principal external auditors, for the periods indicated.

	2023	2024
	(in thousands)

Audit fees(1)	US$1,232	US$1,081
Tax fees(2)	US$99	-

Notes:

(1)
Audit fees means the aggregate fees incurred in each of the fiscal periods listed for professional services rendered by Ernst & Young Hua Ming LLP and Marcum Asia CPAs LLP for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.
(2)
Tax fees for the year ended December 31, 2023 means the aggregate fees incurred in each of the fiscal periods listed for professional services rendered by our former auditor, Ernst & Young Hua Ming LLP and their respective affiliates, for tax compliance, tax advice and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Marcum Asia CPAs LLP and their respective affiliates.

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
•
annual shareholders’ meeting.

We did not hold an annual shareholders’ meeting in 2024. We may also opt to rely on additional home country practice exemptions in the future. As a result, our shareholders may be afforded less protection than they otherwise would under the New York Stock Exchange corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the ADSs—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance rules; these practices may afford less protection to shareholders than they would enjoy if we comply fully with the NYSE corporate governance rules. In addition, we are also a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.”

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

We have adopted insider trading policies and procedures governing the purchase, sale and other dispositions of our securities by directors, senior management and employees to promote compliance with applicable insider trading laws, rules and regulations. These insider trading policies and procedures are filed as Exhibit 11.2 to this annual report on Form 20-F.

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

Governance

Our board of directors oversees our overall management of assorted risks, including those arising out of cybersecurity threats or incidents. Under the supervision and guidance of our board of directors, we have established and maintained necessary processes for assessing, identifying, monitoring, and mitigating cybersecurity risks. Our board of directors also works to ensure that we have appropriated adequate resources for implementing these processes to protect our company against cybersecurity threats and incidents. Edward Mingyan Sun, one of our Directors and also our senior vice president, plays a leading role in policy formulation, risk assessment, and defense construction in relation to risks of cybersecurity threats. Not only did Mr. Sun serve management roles at reputable technology companies such as Qihoo 360 and Trent Micro, but he also has extensive experience in the development and application of cybersecurity products.

We have also employed specialized personnel responsible for our company’s everyday cybersecurity maintenance. Our security department works closely with the management to foster a culture of security awareness and ensure the rigorous enforcement of cybersecurity policies. The department is engaged in deploying robust security controls to safeguard our digital infrastructure and committed to performing comprehensive routine checks to preemptively identify and mitigate potential cybersecurity threats. A critical aspect of its role involves providing expert guidance and oversight to various teams within the company, ensuring that all employees adhere strictly to established protocols related to cybersecurity and privacy. Once risks of cybersecurity threats or incidents that may materially affect our operations are identified, the security department shall inform our board of directors on a timely basis and prepare disclosure materials thereon as needed for the approval by our board of directors.

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

4.66

Equity pledge agreement, by and among Beijing Security, Beijing Mobile, Sheng Fu and Weiqin Qiu, dated December 20, 2019 (incorporated by reference to Exhibit 4.65 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on May 15, 2020)

4.67

Proxy agreement and power of attorney, by and among our company, Beijing Mobile, Sheng Fu and Weiqin Qiu, dated December 20, 2019 (incorporated by reference to Exhibit 4.66 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on May 15, 2020)

4.68

Asset purchase agreement, by and among our company, AppLovin Corporation and other parties thereto, dated September 21, 2020 (incorporated by reference to Exhibit 4.67 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on May 14, 2021)

4.69 †

Equity Transfer Agreement between Beijing Kingsoft Internet Security Software Co., Ltd. and Sheng Fu, dated October 31, 2023, with respect to Beijing OrionStar Technology Co., Ltd. (incorporated by reference to Exhibit 4.69 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 18, 2024)

4.70 †

Equity Transfer Agreement between Beijing Kingsoft Internet Security Software Co., Ltd., Beijing Kangyuan Tongxin Management Consulting Center (Limited Partnership) and Beijing Kangzheng Tongxin Management Consulting Center (Limited Partnership) dated November 30, 2023, with respect to Beijing OrionStar Technology Co., Ltd (incorporated by reference to Exhibit 4.70 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 18, 2024)

4.71 †

Equity Transfer Agreement between Beijing Kingsoft Internet Security Software Co., Ltd. and Norma (Shanghai) Investment Consulting Company, dated November 30, 2023, with respect to Beijing OrionStar Technology Co., Ltd. (incorporated by reference to Exhibit 4.71 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 18, 2024)

4.72 †

Equity Transfer Agreement between Beijing Kingsoft Internet Security Software Co., Ltd. and Tianjin Purple Cow Startups Assets Management Partnership (Limited Partnership), dated November 30, 2023, with respect to Beijing OrionStar Technology Co., Ltd. (incorporated by reference to Exhibit 4.72 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 18, 2024)

4.73 †

Equity Transfer Agreement between Cheetah Technology Corporation Limited and West Origin Orion LP, dated November 30, 2023, with respect to Beijing OrionStar Technology Co., Ltd. (incorporated by reference to Exhibit 4.73 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 18, 2024)

4.74 †

Equity Transfer Agreement between Cheetah Technology Corporation Limited and Future Capital Discovery Fund II, L.P., dated November 30, 2023, with respect to Beijing OrionStar Technology Co., Ltd. (incorporated by reference to Exhibit 4.74 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 18, 2024)

4.75 †

Share Purchase Agreement in respect of Beijing OrionStar Technology Co., Ltd., dated January 9, 2024, among Gongqingcheng Orion Industrial Investment Center (Limited Partnership), Cheetah Technology Corporation Limited, and Beijing Kingsoft Internet Security Software Co., Ltd. (incorporated by reference to Exhibit 4.75 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 18, 2024)

8.1*	List of significant subsidiaries and VIEs

11.1

Code of business conduct and ethics (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 22, 2014)

11.2* †	Statement of Policies Governing Material, Non-Public Information and the Prevention of Insider Trading

12.1*	Certification by principal executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by principal financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document

13.1**	Certification by principal executive officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by principal financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Global Law Office

15.2*	Consent of Marcum Asia CPAs LLP

97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 18, 2024)

101.INS*	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH*	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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

Date: April 15, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Cheetah Mobile Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Cheetah Mobile Inc. (the “Company”) as of December 31, 2023 and 2024, the related consolidated statements of comprehensive loss, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.

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

Impairment of Goodwill

Description of the Matter

As described in Note 2 and Note 10 to the consolidated financial statements, as a result of the annual impairment test, the Company recognized a goodwill impairment charge of RMB 153 million relating to the AI and Others reporting unit during the year ended December 31, 2024. The fair value of the reporting unit was determined based on the discounted cash flow analysis using estimates and assumptions including forecasted revenue, EBIT margin and discount rate.

Auditing the Company’s impairment assessment was complex and required substantial auditor judgment due to the significant judgment involved in management’s assessment when determining the fair value of the reporting unit including the need for us to involve valuation professionals to assist with the performance of certain procedures. Subjectivity and effort are required in performing procedures and evaluating audit evidence relating to the forecasted revenue, EBIT margin and discount rate.

How We Addressed the Matter in Our Audit

We obtained an understanding of the design and implementation of the controls related to the Company’s goodwill impairment assessment, including controls over the development of significant assumptions related to the valuation of the reporting unit.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing management’s process for determining the fair value of the reporting unit, which included (i) evaluating the appropriateness of the valuation method; (ii) testing the completeness, mathematical accuracy and relevance of the key underlying data used in the valuation; and (iii) evaluating the reasonableness of the significant assumptions related to the forecasted revenue, EBIT margin and discount rate used in the valuation by considering (i) the past performance of the reporting unit; (ii) the weighted average cost of capital of comparable businesses; and (iii) the consistency with external market, economic and industry data. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the valuation method, and the reasonableness of the future growth rate for terminal value and discount rate used in the valuation.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2022

Beijing China
April 15, 2025

CHEETAH MOBILE INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2023 AND 2024

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

		As of December 31,
	Notes	2023	2024
		RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents		2,020,191	1,833,031	251,124
Short-term investments	4	1,023	335	46
Accounts receivable (net of allowance for credit losses of RMB132,881 and RMB142,834 (US$19,568) as of December 31, 2023 and 2024, respectively)	6	401,064	473,619	64,886
Prepayments and other current assets, net	7	973,127	1,365,761	187,108
Due from related parties, net	16	71,505	106,934	14,650
Total current assets		3,466,910	3,779,680	517,814
Non-current assets
Property and equipment, net	8	53,884	51,564	7,064
Operating lease right-of-use assets	11	30,451	26,323	3,606
Intangible assets, net	9	218,559	190,665	26,121
Goodwill	10	576,989	424,099	58,101
Long-term investments	5	937,460	817,330	111,974
Deferred tax assets	15	188,503	128,581	17,616
Other non-current assets		160,428	86,059	11,790
Total non-current assets		2,166,274	1,724,621	236,272
Total assets		5,633,184	5,504,301	754,086
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY

Current liabilities (including current liabilities of the VIEs and VIEs’ subsidiaries without recourse to the Company amounting to RMB247,735 and RMB370,798 (US$50,800) as of December 31, 2023 and 2024, respectively) (Note 1)

Bank Loans		5,000	—	—
Accounts payable		170,185	219,566	30,080
Accrued expenses and other current liabilities	12	2,437,210	2,756,805	377,681
Due to related parties	16	84,147	69,606	9,536
Income tax payable		31,603	35,804	4,905
Total current liabilities		2,728,145	3,081,781	422,202

CHEETAH MOBILE INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2023 AND 2024

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

		As of December 31,
	Notes	2023	2024
		RMB	RMB	US$

Non-current liabilities (including non-current liabilities of the VIEs and VIEs’ subsidiaries without recourse to the Company amounting to RMB2,837 and RMB1,588 (US$218) as of December 31, 2023 and 2024, respectively) (Note 1)

Deferred tax liabilities	15	54,540	43,046	5,897
Other non-current liabilities	12	189,943	172,348	23,612
Total non-current liabilities		244,483	215,394	29,509
Total liabilities		2,972,628	3,297,175	451,711
Commitments and contingencies	18

Mezzanine equity:
Redeemable noncontrolling interests	20	105,978	189,725	25,992

Shareholders’ equity
Class A ordinary shares (par value of US$0.000025 per share; 7,600,000,000 shares authorized; 493,104,900 and 518,104,900 shares issued as of December 31, 2023 and 2024, respectively; 487,212,501 and 499,357,794 shares outstanding as of December 31, 2023 and 2024, respectively)	19	81	83	11
Class B ordinary shares (par value of US$0.000025 per share; 1,400,000,000 shares authorized; 1,006,956,885 and 1,016,429,335 shares issued as of December 31, 2023 and 2024, respectively; 1,006,956,885 and 1,016,429,335 shares outstanding as of December 31, 2023 and 2024, respectively)	19	163	165	23
Additional paid-in capital		2,711,875	2,722,504	372,982
Accumulated losses	19	(613,102)	(1,232,577)	(168,863)
Accumulated other comprehensive income	19	356,854	410,423	56,228
Total Cheetah Mobile Inc. shareholders’ equity		2,455,871	1,900,598	260,381
Noncontrolling interests		98,707	116,803	16,002
Total shareholders’ equity		2,554,578	2,017,401	276,383
Total liabilities, mezzanine equity and shareholder's equity		5,633,184	5,504,301	754,086

The accompanying notes are an integral part of these consolidated financial statements.

CHEETAH MOBILE INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

		For the year ended December 31,
	Notes	2022	2023	2024
		RMB	RMB	RMB	US$
Revenues (a)
Internet business		697,387	450,134	517,188	70,854
AI and others		186,679	219,369	289,689	39,687
Total Revenues		884,066	669,503	806,877	110,541
Cost of revenues (a)		(252,561)	(231,940)	(261,682)	(35,850)
Gross profit		631,505	437,563	545,195	74,691
Operating income and expenses (a)
Research and development		(180,957)	(178,207)	(243,391)	(33,344)
Selling and marketing		(476,853)	(242,511)	(342,421)	(46,911)
General and administrative		(214,337)	(229,549)	(244,385)	(33,481)
Impairment of goodwill		—	—	(152,890)	(20,946)
Other operating income, net		15,051	2,867	637	87
Total operating expenses		(857,096)	(647,400)	(982,450)	(134,595)
Operating loss		(225,591)	(209,837)	(437,255)	(59,904)
Other income (expenses)
Interest income, net		35,710	60,978	44,422	6,086
Foreign exchange losses		(95,434)	(11,421)	(21,726)	(2,976)
Other income	3/4/5	101,265	96,765	52,059	7,132
Other expense	3/4/5	(361,730)	(574,135)	(191,828)	(26,280)
Loss before taxes		(545,780)	(637,650)	(554,328)	(75,942)
Income tax benefits/(expenses)	15	25,089	43,781	(47,258)	(6,474)
Net loss		(520,691)	(593,869)	(601,586)	(82,416)
Less: net (loss)/ income attributable to noncontrolling interests		(7,216)	9,029	15,971	2,188
Net loss attributable to Cheetah Mobile Inc.		(513,475)	(602,898)	(617,557)	(84,604)
Losses per share	21
Basic		(0.3617)	(0.4095)	(0.4161)	(0.0570)
Diluted		(0.3619)	(0.4100)	(0.4162)	(0.0570)
Losses per ADS (1 ADS represent 50 Class A ordinary share) (b)	21
Basic		(18.0854)	(20.4740)	(20.8042)	(2.8500)
Diluted		(18.0954)	(20.4977)	(20.8097)	(2.8500)
Weighted average number of shares used in computation of ordinary shares:
Basic		1,443,682,305	1,472,615,281	1,503,054,847	1,503,054,847
Diluted		1,443,682,305	1,472,615,281	1,503,054,847	1,503,054,847

CHEETAH MOBILE INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

		For the year ended December 31,
	Notes	2022	2023	2024
		RMB	RMB	RMB	US$
Other comprehensive (loss) income, net of tax of nil	19
Foreign currency translation adjustments		271,640	45,769	49,045	6,719
Unrealized (losses)/gain on available-for-sale securities, net		(8,269)	(43,494)	2,642	362
Other comprehensive income		263,371	2,275	51,687	7,081
Total comprehensive loss		(257,320)	(591,594)	(549,899)	(75,335)
Less: total comprehensive (loss)/ income attributable to noncontrolling interests		(9,531)	8,398	14,089	1,930
Total comprehensive loss attributable to Cheetah Mobile Inc.		(247,789)	(599,992)	(563,988)	(77,265)

Note:

(a)
The amount of transactions with related parties recorded in revenues, cost of revenues and operating expenses are as follows:

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Revenues	53,706	52,663	56,438	7,732
Cost of revenues	(41,102)	(29,367)	(33,147)	(4,541)
Research and development	(4,143)	(8,632)	(8,545)	(1,171)
Selling and marketing	(89)	(1,419)	(921)	(126)
General and administrative	(3,441)	(7,292)	(4,685)	(642)

Details of the related party transactions are set out in Note 16(b) to the consolidated financial statements.

(b) Retrospectively adjusted to reflect the change in the ratio of the ADS to the Company’s Class A ordinary shares (Note 21).

The accompanying notes are an integral part of these consolidated financial statements.

CHEETAH MOBILE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Cash flows from operating activities
Net loss	(520,691)	(593,869)	(601,586)	(82,416)
Adjustments to reconcile net loss to net cash from operating activities
Depreciation of property and equipment	49,208	27,842	22,040	3,019
Amortization of intangible assets	3,817	7,420	29,413	4,030
Non-cash operating lease expense	6,393	319	—	—
Provision for credit losses	29,556	12,363	10,995	1,506
Impairment of assets	261,835	534,826	120,642	16,528
Impairment of Goodwill	—	—	152,890	20,946
Foreign currency exchange losses	95,434	11,421	21,726	2,976
(Gains) Losses on disposal of property and equipment and intangible assets	(7,257)	(31,751)	664	91
(Gains) Losses on disposal/deemed disposal of businesses and subsidiaries/VIEs	(254)	—	18,913	2,591
Gains on disposal of investments	(32,536)	(21,676)	(2,623)	(359)
Changes in fair value of financial assets	25,658	(116)	11,943	1,636
Share of losses from equity method investments	12,143	2,564	16,567	2,270
Deferred income tax (benefits) expenses	(12,881)	(44,631)	48,185	6,601
Share-based compensation expenses	7,863	33,554	26,101	3,576
Changes in operating assets and liabilities
Accounts receivable	(103,567)	(122,478)	(77,518)	(10,620)
Prepayments and other current assets	(447,179)	9,360	(388,767)	(53,261)
Due from related parties	17,736	(24,520)	(35,904)	(4,919)
Other non-current assets	9,225	(54,900)	78,020	10,689
Accounts payable	(10,391)	9,701	47,735	6,540
Accrued expenses and other current liabilities	236,332	791,702	287,684	39,413
Operating lease liabilities	(4,335)	1,178	(4,771)	(654)
Due to related parties	(15,054)	6,684	(14,835)	(2,032)
Income tax payable	(11,776)	(3,532)	3,857	528
Other non-current liabilities	(13,528)	(999)	(9,694)	(1,328)
Net cash (used in) provided by operating activities	(424,249)	550,462	(238,323)	(32,649)
Cash flows from investing activities
Purchases of property, plant and equipment and intangible assets	(6,783)	(9,680)	(22,827)	(3,127)
Purchase of long-term investments	(69,581)	(23,707)	(37,000)	(5,069)
Purchase of short-term investments	(1,005,110)	(1,176,030)	(1,084,661)	(148,598)
Proceeds from maturity of short-term investments	1,111,461	1,332,544	1,085,369	148,695
Proceeds from disposal of property and equipment and intangible assets	7,516	31,751	3,553	487

CHEETAH MOBILE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Proceeds from disposals and distributions of long-term investments	153,549	36,556	21,476	2,942
Loans to related parties	—	—	(7,000)	(959)
Loans to third parties	(5,000)	(3,000)	(5,000)	(685)
Repayment of loans from related parties	—	—	7,000	959
Repayment of loans from third parties	3,000	653	5,000	685
Purchase of subsidiaries, net of cash acquired	—	(238,148)	—	—
Net cash provided by (used in) investing activities	189,052	(49,061)	(34,090)	(4,670)
Cash flows from financing activities
Purchase of share awards and shares from noncontrolling shareholders	(4,866)	(5,869)	(1,054)	(144)
Payment of dividends to noncontrolling shareholders and owners of share awards	—	(909)	(583)	(80)
Repayment for bank loans	—	—	(5,000)	(685)
Proceeds from non-controlling shareholder capital injection	—	—	75,750	10,378
Net cash (used in) provided by financing activities	(4,866)	(6,778)	69,113	9,469
Effect of exchange rate changes on cash and cash equivalents and restricted cash	171,851	9,073	16,140	2,209
Net (decrease) increase in cash and cash equivalents and restricted cash	(68,212)	503,696	(187,160)	(25,641)
Cash and cash equivalents and restricted cash at beginning of year	1,584,707	1,516,495	2,020,191	276,765
Cash and cash equivalents and restricted cash at end of year	1,516,495	2,020,191	1,833,031	251,124
Supplemental disclosures
Cash payments for income taxes	(12,365)	(1,752)	(2,688)	(368)
Cash payments for interest expenses	—	—	(57)	(8)
Cash payments for operating leases	(15,446)	(14,925)	(17,223)	(2,360)
Right-of-use assets obtained in exchange for operating lease liabilities-Non-cash	9,768	10,032	10,243	1,403
Non-cash investing and financing activities:
Acquisition of property and equipment and intangible assets included in accrued expenses and other current liabilities	5,896	664	—	—
Disposal of investment, businesses and subsidiaries included in prepayments and other current assets	9,348	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

CHEETAH MOBILE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

CHEETAH MOBILE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

	Number of Class A Ordinary Shares	Class A Ordinary Shares	Number of Class B Ordinary Shares	Class B Ordinary Shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated losses	Total Cheetah Mobile Inc. shareholder’s equity	Noncontrolling interests	Total equity	Contingently redeemable noncontrolling interests
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Net loss	—	—	—	—	—	—	(617,557)	(617,557)	15,971	(601,586)	—
Share-based compensation	—	—	—	—	24,783	—	—	24,783	—	24,783	—
Exercise and vesting of share-based awards, including subsidiaries’ awards	12,145,293	2	9,472,450	2	(6,157)	—	—	(6,153)	6,153	—	—
Other comprehensive income (loss)	—	—	—	—	—	53,569	—	53,569	(1,882)	51,687	—
Accretion of redeemable noncontrolling interests	—	—	—	—	(7,997)	—	—	(7,997)	—	(7,997)	7,997
Dividends declared on share awards of consolidated subsidiaries	—	—	—	—	—	—	(1,918)	(1,918)	(2,146)	(4,064)	—
Contribution from redeemable noncontrolling interests	—	—	—	—	—	—	—	—	—	—	75,750
Balance at December 31, 2024	499,357,794	83	1,016,429,335	165	2,722,504	410,423	(1,232,577)	1,900,598	116,803	2,017,401	189,725
Balance at December 31, 2024 in US$	499,357,794	11	1,016,429,335	23	372,982	56,228	(168,863)	260,381	16,002	276,383	25,992

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

1.
ORGANIZATION AND PRINCIPAL ACTIVITIES

Cheetah Mobile Inc. (formerly known as Kingsoft Internet Security Software Holdings Limited) (the “Company”) is a company incorporated in the Cayman Islands under the laws of Cayman Islands on July 30, 2009. The Company and its consolidated subsidiaries and variable interest entities (“VIEs”) (collectively referred to the “Group”) are principally engaged in the provision of internet services and artificial intelligence (“AI”) and other services. The Company conducts its primary business operations through its subsidiaries, VIEs and subsidiaries of VIEs.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Details of the Company’s principal subsidiaries and VIEs as of December 31, 2024 are as follows:

Company	Date of incorporation/ registration	Place of incorporation/ registration	Percentage of ownership (i)	Principal activities
Principal subsidiaries of the Company:
Forward Vision Corporation Limited ("Forward Vision", formerly known as Cheetah Technology Corporation Limited)	August 26, 2009	Hong Kong	100%	Investment holding, provision of internet products and related services
Beijing Kingsoft Internet Security Software Co., Ltd. (“Beijing Security”)	November 30, 2009	The PRC	100%	Provision of internet products and related services, sale of AI products
Conew Network Technology (Beijing) Co., Ltd. (“Conew Network”)	March 19, 2009	The PRC	100%	Provision of internet products and related services
Hongkong Zoom Interactive Network Marketing Technology Limited (“HK Zoom”)	July 4, 2014	Hong Kong	100%	Provision of AI and other services
Cheetah Information Technology Company Limited (“Cheetah Information”)	March 9, 2015	Hong Kong	100%	Investment holding
Dream Ahead Pte. Ltd.("Dream Ahead", formerly known as Cheetah Mobile Singapore Pte. Ltd.)	May 27, 2015	Singapore	100%	Provision of internet products and related services
Multicloud Limited	July 20, 2017	Hong Kong	100%	Provision of internet products and related services
Beijing Kingsoft Cheetah Technology Co., Ltd.	April 30, 2015	The PRC	100%	Provision of internet products and related services
Jingdezhen Jibao Information Service Co., Ltd.	August 10, 2017	The PRC	100%	Provision of internet products and related services, sale of AI products
Japan Kingsoft Inc. (“Kingsoft Japan”)	March 9, 2005	Japan	41.2%	Provision of internet products and related services, sale and rental of service robots
Zhuhai Baoqu Technology Co., Ltd.	July 18, 2018	The PRC	75.0%	Provision of internet products and related services
Zhuhai Baobaohong Technology Co., Ltd.	February 20,2019	The PRC	75.0%	Provision of internet products and related services
Zhuhai Baohaowan Technology Co., Ltd.	July 17, 2018	The PRC	75.0%	Provision of internet products and related services
Beijing Orion Star Technology Co., Ltd.	September 19, 2016	The PRC	74.0%	Provision of AI solution, sale and rental of service robots
Hongkong Cheetah Mobile Technology Limited (Hong Kong)	March 9, 2015	Hong Kong	100.0%	Investment holding
Conew.com Corporation (BVI)	October 6,2008	British Virgin Islands	100.0%	Investment holding
Cheepop Inc.(Cayman)	May 26, 2017	Cayman	100.0%	Investment holding
Cheetah Mobile Seal Inc. (Cayman)	July 24, 2018	Cayman	75.0%	Investment holding
Cheetah Mobile Calls Hong Kong Limited	July 24, 2018	Hong Kong	75.0%	Investment holding, provision of internet products and related services
Zhuhai Juntian Electronic Technology Co., Ltd.	September 28, 2000	The PRC	100.0%	Investment holding, provision of internet products and related services
VIEs:
Beijing Conew Technology Development Co., Ltd. (“Beijing Conew”)	December 22, 2005	The PRC	Nil	Dormant
Beijing Cheetah Mobile Technology Co., Ltd. (“Beijing Mobile”)	April 15, 2009	The PRC	Nil	Provision of internet products and related services
Beijing Cheetah Network Technology Co., Ltd. (“Beijing Network”)	July 18, 2012	The PRC	Nil	Provision of internet products and related services

(i)
Percentage of ownership is calculated on fully diluted basis.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

VIE arrangements

Foreign ownership of internet-based and mobile-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates internet access, distribution of internet information services and value-added telecommunication services through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in telecommunications-related business. Specifically, unless in relevant pilot areas where there are further opening-up policies and measures for telecommunications-related businesses, foreign investors are generally not allowed to own more than a 50% equity interest in any PRC company engaging in value-added telecommunications businesses, except for e-commerce, domestic conferencing, store-and-forward, and call center services.

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

Loan agreements

Pursuant to the loan agreements among Beijing Security, the Nominee Shareholders and the VIE, Beijing Security granted loans to the Nominee Shareholders for their sole purpose of contributing to the registered capital of the VIE or in certain cases directly to the VIE under the VIE arrangements. As of December 31, 2024, the aggregate amount of these loans was RMB16,800 (US$2,302). At the option of Beijing Security, repayment may be requested at any time, which may be in the form of transferring the VIE’s equity interest to Beijing Security or its designees. The nominee shareholders may offer to repay part or the entire loans at any time, to the extent permitted by PRC laws, in the form of transferring the VIE’s equity interest to Beijing Security or its designees.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Exclusive equity option agreements

Under the exclusive equity option agreement by and among the Company, the VIE, and its nominee shareholders, the company was granted an irrevocable exclusive option to acquire, or designate a third party to acquire, all or part of the equity interest owned by the nominee shareholders in the VIE or to acquire, all or part of the assets owned by the VIE at any time at an exercise price that is equal to the minimum price permitted under the PRC laws or is equal to the entire principal and interest (including all principal and interest under the existing loan agreement) owed by the nominee shareholders to Beijing Security due to the fulfillment of the registered capital paid obligations in the VIE. In addition, this agreement stipulates that the Company can provide financial support to the VIE to the extent permissible under the applicable PRC laws and regulations, regardless of whether the VIE has incurred an operational loss. The form of financial support includes but is not limited to entrusted loans and borrowings. The Company will not request repayment of any outstanding loans or borrowings from the VIE if the VIE does not have sufficient funds or is unable to repay such loans or borrowings. Unless terminated according to the agreement itself, the agreement has a term of ten years, which will automatically extend on a ten-year's basis.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

delay. In the event the Group is unable to enforce these contractual agreements, the Company may not be able to exert effective control over its VIEs, and the Group’s ability to conduct its business may be negatively affected.

The assets and liabilities of the VIEs and their subsidiaries are presented after the elimination of intercompany balances among VIEs and their subsidiaries within the Group:

	As of December 31,
	2023	2024
	RMB	RMB	US$
Cash and cash equivalents	176,711	272,026	37,267
Accounts receivable, net	28,918	86,526	11,854
Prepayments and other current assets, net	29,929	59,407	8,139
Due from related parties, net (i)	894,583	1,027,116	140,714
Total current assets	1,130,141	1,445,075	197,974
Property and equipment, net	12,590	6,669	914
Operating lease right-of-use assets	2,164	1,460	200
Intangible assets, net	1,550	940	129
Long-term investments	207,614	336,535	46,105
Other non-current assets	44,723	45,687	6,259
Deferred tax assets	5,218	5,001	685
Total non-current assets	273,859	396,292	54,292
Total assets	1,404,000	1,841,367	252,266
Accounts payable	33,603	74,634	10,225
Accrued expenses and other current liabilities	205,266	286,071	39,192
Due to related parties (i)	1,155,052	1,416,296	194,032
Income tax payable	1,032	1,168	160
Total current liabilities	1,394,953	1,778,169	243,609
Other non-current liabilities	2,837	1,588	218
Total non-current liabilities	2,837	1,588	218
Total liabilities	1,397,790	1,779,757	243,827

(i)
The balances due from and due to related parties of the VIEs and subsidiaries of VIEs mainly represented amounts due from and due to subsidiaries of the Group. As of December 31, 2023, and 2024, amounts due from subsidiaries of the Group were RMB888,050 and RMB986,455 (US$135,144), respectively, while amounts due to subsidiaries of the Group were RMB1,147,218 and RMB1,407,371 (US$192,809), respectively, which were eliminated upon consolidation by the Company.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

The financial performance and cash flows of the VIEs and their subsidiaries are presented after the elimination of intercompany transactions among VIEs and their subsidiaries within the Group:

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Revenues	344,288	348,433	344,094	47,141
Cost of revenues	224,726	199,185	264,565	36,245
Net income/(loss)	3,792	(64,999)	33,378	4,573
Net cash provided by (used in) operating activities	154,403	(31,775)	136,288	18,671
Net cash (used in) provided by investing activities	(98,598)	8,765	(75,602)	(10,357)
Net cash provided by (used in) financing activities	128,461	(22,223)	34,141	4,677
Effect of exchange rate changes on cash, cash equivalents and restricted cash	868	212	488	67

The revenue producing assets that are held by the VIEs and subsidiaries of VIEs primarily comprise of leasehold improvements, servers, licensed software, network equipment, acquired trade name and acquired domain name. Substantially all of such assets are recognized in the Group’s consolidated financial statements, except for certain Internet Content Provider Licenses, internally developed software, trademarks and patent applications which were not recorded in the Group’s consolidated balance sheets as they do not meet all the capitalization criteria. The VIEs and subsidiaries of VIEs also hire assembled work force on sales, research and development and operations whose costs are expensed as incurred.

As of December 31, 2024, there was no pledge or collateralization of the VIEs’ and their subsidiaries’ assets that can only be used to settle the obligations of the VIEs and their subsidiaries, other than aforementioned pledges in the equity pledge agreements and restricted cash. The creditors of the VIEs and subsidiaries of VIEs have no recourse to the general credit of the Company.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Management evaluates estimates, including but not limited to those related to the allowance for credit losses, useful lives of long-lived assets and intangible assets, impairment of long-lived assets and intangible assets, impairment of goodwill, valuation allowance for deferred tax assets, impairment and fair values of investments, and purchase price allocation relating to business combination, among others.

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

Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of RMB7.2993 to US$1.00 on December 31, 2024 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

Inventories

Inventories, primarily consisting of raw materials, work in progress and products available for sale, are stated at the lower of cost or net realizable value, and are recorded in “Prepayments and other current assets”. Cost of inventories is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventories to the estimated net realizable value due to slow-moving and damaged inventories, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. Write downs of inventories are recorded in cost of revenues in the consolidated statements of comprehensive loss.

Short-term investments

Investments with original maturities of greater than three months, but less than 12 months, are classified as short-term investments. Investments that are expected to be realized in cash during the next 12 months are also included in short-term investments.

Long-term investments

Long-term investments primarily consist of equity method investments, equity investments without readily determinable fair values and debt investments.

Equity Method Investments

The Group accounts for its investments in common stock or in-substance common stock in entities in which it can exercise significant influence but does not own a majority equity interest or control using the equity method in accordance with ASC 323-10, Investments-Equity Method and Joint Ventures: Overall unless the Group elects to account for the investment using the fair value option in accordance with ASC 825-10, Financial Instruments: Fair Value Option (“ASC 825”). The Group applies the equity method of accounting that is consistent with ASC 323-10 in limited partnership in which the Group holds a three percent or greater interest. Where the equity method is used, the Group initially records its investment at cost and subsequently adjusts the carrying amount of the investment to recognize the Group’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Group evaluates the equity method investments for impairment under ASC 323-10. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

The Group elected to account for an equity method investment under the fair value option at initial recognition, as the Group determined that fair value better represents the value of the underlying assets. Such election is irrevocable and can be applied to financial assets on an individual basis at initial recognition. Any changes in fair value are recognized in earnings in the consolidated statements of comprehensive loss.

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

Debt Investments

The Group's debt investments include preferred stock redeemable merely at the option of the Group as a holder, which are accounted for as available-for-sale securities at fair value or under fair value option and convertible bonds measured at amortized cost.

Unrealized gains and losses of available-for-sale debt securities are recorded in other comprehensive (loss) income.

The Group elected to account certain debt investments under fair value option, which permits the irrevocable election on an instrument-by-instrument basis at initial recognition or upon an event that gives rise to a new basis of accounting for that instrument. The investment accounted for under the fair value option model are carried at fair value with unrealized gains and losses recorded in the consolidated statements of comprehensive loss.

Interest income from convertible bonds is recognized using the effective interest method which is reviewed and adjusted periodically based on changes in estimated cash flows.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

If an intangible asset is determined to have an indefinite life, it should not be amortized until its useful life is determined to be no longer indefinite. As of December 31, 2023 and 2024, net carrying value of the Group's intangible assets with indefinite life is nil and nil, respectively.

Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset or an asset group may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the asset or the asset group to an estimate of future undiscounted cash flows expected to be generated from the use of the asset or the asset group and its eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the asset or the asset group, the Group recognizes an impairment loss based on the excess of the carrying value of the asset or the asset group over its fair value.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the identifiable assets acquired and the liabilities assumed of acquired businesses (Note 3). Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. In accordance with ASC 350, the Group may first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. In the qualitative assessment, the Group considers factors such as macroeconomic conditions, industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations, business plans and strategies of the reporting unit. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the quantitative impairment test is performed. The Group may also bypass the qualitative assessment and proceed directly to perform the quantitative impairment test.

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

Revenue recognition

The Group generates its revenues primarily through internet business, AI and others. Revenue represents the amount of consideration the Group is entitled to upon the transfer of promised goods or services in the ordinary course of the Group’s activities and is recorded net of value-added tax (“VAT”). Consistent with the criteria of ASC 606 “Revenue from Contracts with Customers”, the Group recognizes revenue when performance obligations are satisfied by transferring control of a promised good or service to a customer. For performance obligations that are satisfied at a point in time, the Group also considers the following indicators to assess whether control of a promised good or service is transferred to the customer: (i) right to payment, (ii) legal title, (iii) physical possession, (iv) significant risks and rewards of ownership and (v) acceptance of the good or service. For performance obligations satisfied over time, the Group recognizes revenue over time by measuring the progress toward complete satisfaction of a performance obligation.

For revenue arrangements that include multiple performance obligations, the Group would evaluate all the performance obligations in the arrangement to determine whether each performance obligation is distinct in the context of contract. Consideration is allocated to each performance obligation based on its standalone selling price. If a promised good or service does not meet the criteria to be considered distinct in the context of contract, it is combined with other promised goods or services until a distinct bundle of goods or services exists.

The Group evaluates if it is a principal or an agent in a transaction to determine whether revenue should be recorded on a gross or net basis. The Group is acting as the principal if it obtains control over the goods and services before they are transferred to customers. Generally, when the Group is primarily obligated in a transaction, is subject to inventory risk, has latitude in establishing prices, or has several but not all of these indicators, the Group acts as the principal and revenue is recorded on a gross basis. Generally, when the Group is not primarily obligated in a transaction, does not bear the inventory risk and does not have the ability to establish the price, the Group acts as the agent and revenue is recorded on a net basis.

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

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

The following table presents the Group’s revenues disaggregated by revenue source:

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Revenues:
Internet business
Online advertising	355,289	109,339	184,655	25,298
Internet value-added services	342,098	340,795	332,533	45,556
AI and others
Advertising agency services	83,111	89,275	78,036	10,691
Multi-cloud Management Services	77,956	87,747	87,242	11,952
Sale and rental of robots and other AI hardware products	5,289	22,034	111,577	15,286
Technical, AI application services and others	20,323	20,313	12,834	1,758
Total consolidated revenues	884,066	669,503	806,877	110,541

(1) Internet business

Online advertising

Online advertising revenue is primarily derived from displaying advertisements for the Group’s customers on its online platforms including duba.com and other websites, browsers, PC and mobile applications. The Group mainly enters into cost for performance and cost per impression advertising agreements with customers. For contracts that are charged on the cost for performance basis, the Group charges an agreed-upon fee to its customers determined based on the effectiveness of advertising links, which is typically measured by clicks, transactions, installations, user registrations, and other actions. Revenue is recognized at a point in time when there is an effective click, transaction, installations, user registrations, and other actions. For advertising contracts that charged on cost per impression basis, the Group recognizes the revenue at a point in time when the impressions are delivered based on the mutual agreement formed with customers.

Internet value-added services

The Group provides a range of online and on-premise such as anti-virus, security protection, desktop beautification, immediate communication and others for both individual and enterprise customers. Value-added services revenue are earned from the sale of membership packages and subscriptions, which grant customers ad-free use and exclusive access to premium features including file and data recovery, malicious pop-up interception, PDF conversion, automatic dynamic wallpaper rotation etc.

While providing online software services, the customers do not take possession of the software. The software license, when-and-if-available updates and related services are accounted for as a single performance obligation as the license, updates and services are inputs to a combined items in the contract. Upfront payment of membership fees and software subscription fees are recognized as deferred revenue in “Accrued expenses and other liabilities” and revenue is recognized ratably over the term or the expected service period of the respective service contracts as the services are provided.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

(2) AI and others

Advertising agency services

The Group provides advertising agency services by arranging advertisers to purchase various advertisement products from certain online networks. The Group acts as an agent in such services and revenue is recognized on a net basis by netting rebates provided to the advertisers with the online network performance-based commissions. The revenue is estimated by the Group based on the real-time advertising performance results provided by the online networks and the commission rates pre-determined in contracts signed with relevant online networks and is recognized at a point in time when the advertisement products are delivered by the online networks. There was no significant difference between the Group’s estimates and the subsequent periodic invoices provided by the online network for all the periods presented. Receivables from advertising agency services were included in other receivables from advertisers in “Prepayments and other current assets” and payable to online networks were included in payable to online advertising platforms as agency in “Accrued expenses and other current liabilities” on the consolidated balance sheets.

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

Sale and rental of robots and other AI hardware products

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

Technical, AI application services and others

The group provides other services including technical support, extended time warranty, maintenance service, AI data and AI solution services etc to customers. Such revenue are recognized ratably over the term of the arrangement or at a point of time upon service delivered.

Deferred revenue

The contract liabilities consist of deferred revenue, which represent the cash received for services in advance of revenue recognition and is recognized as revenue when all of the Group’s revenue recognition criteria are met. Balances of deferred revenue, which included in “Accrued expenses and other liabilities”, were RMB247,855 and RMB306,204 (US$41,950) as of December 31, 2023 and December 31, 2024, respectively. The increase in deferred revenue as compared to the year ended December 31, 2023 is a result of the increase in fees received from membership services. Revenue recognized that was included in deferred revenue balance at the beginning of year were RMB123,809, RMB106,333 and RMB101,566 (US$13,914) for the years ended December 31, 2022, 2023 and 2024, respectively.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Cost of revenues

Cost of revenues primarily consists of traffic acquisition cost, bandwidth and cloud service costs, channel and sharing costs, salaries and benefits, share-based compensation expenses, depreciation of equipment, amortization of intangible assets and cost of robots and other products sold, including direct materials, external processing fee, depreciation and amortization of assets associated with the production and reserves for estimated warranty expenses.

Selling and marketing expenses

Selling and marketing expenses consist primarily of advertising and promotional expenses, staff costs, share-based compensation expenses and other related incidental expenses that are incurred directly to attract or retain users and customers for the Group’s websites, applications, software, online platforms and products. Advertising and promotional expenses are expensed when incurred. For the years ended December 31, 2022, 2023 and 2024, advertising and promotional expenses were RMB361,363, RMB127,790 and RMB188,790 (US$25,864), respectively.

Research and development expenses

Research and development (“R&D”) consist primarily of employee costs and rental expenses related to personnel engaged in R&D activities, design and development expenses with new technology, materials and supplies, depreciation and amortization expenses and other R&D related expenses. The Group expenses these costs as incurred, unless such costs qualify for capitalization as software development costs, including (i) preliminary project is completed, (ii) management has committed to funding the project and it is probable that the project will be completed and the software will be used to perform the function intended, and (iii) they result in significant additional functionality in the Group’s products. Capitalized software development costs were not material for all periods presented.

Government subsidies

Government subsidies primarily consist of financial subsidies received from provincial and local governments, for operating a business in their jurisdictions or conducting research and development projects pursuant to specific policies promoted by the local governments. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. For the government subsidies with non-operating feature and with no further conditions to be met, the amounts are recorded in “Other income” when received; for the government subsidies with operating feature and with no further conditions or specific use requirements to be met, the amounts are recorded in “Other operating income” when received; and for the government subsidies related to research and development projects, the amounts are recorded in others in “Accrued expenses and other liabilities” when received and will be offset against “Research and development” expenses over the project period when no further conditions are to be met.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Leases

As a lessee

The Group recognizes in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, the Group applies practical expedient of the short-term lease exemption. Lease expenses for such lease is recorded on a straight-line basis over the lease term. For operating leases, the Group elected the practical expedient not to separate lease and non-lease components for the underlying assets and recognizes right-of-use assets and lease liabilities based on the present value of the lease payments over the lease term at the lease commencement date. For finance leases, assets are included in property and equipment on the consolidated balance sheets. As most of the Group’s leases do not provide an implicit rate, the Group estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. The Group’s leases often include options to extend and lease terms include such extended terms when the Group is reasonably certain to exercise those options. Lease terms also include periods covered by options to terminate the leases when the Group is reasonably certain not to exercise those options.

As a lessor

The Group provides robot leasing services to customers under operating lease. The Group recognizes the lease payments as robot leasing income in profit or loss over the lease term on a straight-line basis.

The robot leasing income was immaterial for the years ended December 31, 2022, 2023 and 2024, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (the “CODM”), which is the chief executive officer. The Group has two reportable segments: internet business and AI and others. The Group consolidated Beijing OrionStar since November 30, 2023 and reported the results of Beijing OrionStar in the AI and others segment based on the information reviewed by CODM.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Concentration of risks

Concentration of credit risk

Financial instruments that are potentially subject to credit risk consist of cash and cash equivalents, restricted cash, short-term investments, available-for-sale debt securities, accounts receivable and other receivables. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk. As of December 31, 2024, the Group has RMB1,833,366 (US$251,170) in cash and cash equivalents and short-term investments, and 31.5% and 68.5% of which are held by financial institutions in the PRC and international financial institutions outside of the PRC, respectively. Deposits held with financial institutions were not protected by statutory or commercial insurance. In the event of bankruptcy of one of these financial institutions, the Group may be unlikely to claim its deposits back in full.

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

Business, customer, political, social and economic risks

The Group participates in a dynamic high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: changes in the overall demand for services and products; competitive pressures due to new entrants; advances and new trends in new technologies and industry standards; changes in bandwidth suppliers; changes in certain strategic relationships or customer relationships; regulatory considerations; copyright regulations; and risks associated with the Group’s ability to attract and retain employees necessary to support its growth and risks related to outbreaks of epidemics, such as COVID-19. On February 21, 2020, the Group’s Google Play Store, Google AdMob, and Google AdManager accounts had been disabled, which adversely affected its ability to attract new users and generate revenue from Google.

For the year ended December 31, 2022, approximately 24% of the Group's total revenue was derived from a third-party advertising agent within the internet business segment. For the year ended December 31, 2023 and 2024, approximately 13% and 10% of the Group’s total revenue was attributable to a third-party advertising platform in the AI and others segment.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Additionally, the value of the RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

Foreign currency exchange rate risk

While the Group’s reporting currency is RMB, a portion of the Group’s revenues and costs are generated and denominated in US$. As a result, the Group is exposed to foreign exchange risk as its revenues and results of operations may be affected by fluctuations in the exchange rate between U.S. dollar and RMB. If the US$ depreciates against the RMB, the value of the Group’s US$ revenues expressed in the RMB financial statements will decline. On June 19, 2010, the People’s Bank of China announced the end of the RMB’s de facto peg to US$, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB exchange rate flexibility. The depreciation of the RMB against US$ was approximately 8.23%, 2.94% and 2.81% for the years ended December 31, 2022, 2023 and 2024. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

Newly adopted accounting standard updates

In January 2024, the Group adopted ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The Group adopted the new guidance prospectively and the adoption of the new guidance did not have material impact on the financial position, results of operations and cash flows.

In January 2024, the Group adopted ASU No. 2023-07, Segment Reporting (Topic 280)- Improvements to Reportable Segment Disclosures, which requires an enhanced disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss, on an annual and interim basis. The guidance is effective for the Group for the year ended December 31, 2024 and interim reporting periods during the year ending December 31, 2025. The Group adopted the new guidance retrospectively to all prior periods presented, details are set out in Note13.

Recently issued accounting pronouncements

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740)- Improvements to Income Tax Disclosures. ASU No. 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The guidance is effective for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. The Group does not expect the adopting of the new guidance will have material impact on its consolidated financial statements.

In November 2024, the FASB issued ASU No.2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires public business entities to disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. The guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027 either prospectively or retrospectively. Early adoption is permitted. The Group does not expect to adopt the update early and is evaluating the impact on its consolidated financial statements.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

3.
BUSINESS COMBINATIONS

Business combination in 2023

Acquisition of Beijing OrionStar

On November 30, 2023, as part of the Group's efforts to venture into AI-powered business chain and facilitate its transition from the mobile era to artificial general intelligence ("AGI") era, the Group acquired an additional 35.17% equity interest of Beijing OrionStar, an AI solution and service robot provider headquartered in Beijing focusing on the research and development of AI, for a total cash consideration of RMB268,724. Taking into account its existing shareholding of 37.74%, the Group held a total of 72.91% of Beijing OrionStar’s equity interest and consolidated the financial results of Beijing OrionStar since November 30, 2023.

The Group recognized a remeasurement gain of RMB6,036 associated with the previously held equity interests of Beijing OrionStar in “other income”. Further, the acquisition effectively settled preexisting receivables and payables between the Group and the acquired entities. The following is a reconciliation of purchase price consideration for the acquirers:

Amount
RMB
Cash consideration	268,724
Fair value of previously held equity interests	316,672
Settlement of convertible loan provided to Beijing Orionstar	118,091
Settlement of amounts due from Beijing Orionstar Group	69,648
Total	773,135

The Group, with the assistance of an independent third-party valuation firm, measure the fair value of the acquired identifiable assets and liabilities assumed. The following table summarizes the fair values of the assets acquired and liabilities assumed from Beijing OrionStar as of the acquisition date:

Amount
RMB
Net assets acquired (i)	136,534
Amortizable intangible assets (ii)
Robot technology	140,000
Large language model (LLM) technology	57,000
Trademark	15,000
Goodwill (iii)	576,989
Deferred tax liabilities	(31,800)
Non-controlling interests and mezzanine equity(iv)	(120,588)
Total	773,135

(i) Net assets acquired primarily consists of cash and cash equivalent, inventories, equity method investment and deferred tax assets of RMB221,898 and accounts payable, deferred revenue, due to related parties of RMB121,366 as of the date of acquisition.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

(iv) According to the articles of association of Beijing OrionStar, equity interests held by two shareholders are preferred shares and was contingently redeemable upon the occurrence of a conditional event, which is not solely within the control of the Group and was classified as mezzanine equity. Detailed description of mezzanine equity is disclosed in Note 20. Fair value of the non-controlling interests and mezzanine equity, as well as the previous held equity interests mentioned above was determined with the assistance of an independent valuation firm using discount cash flow method. Key assumptions and estimates used are forecasted revenue, EBIT margin, discount rate and volatility.

Since the acquisition, Beijing OrionStar contributed RMB14,810 revenues and RMB4,738 losses to the Group for the year ended 2023. Had the acquisition date of Beijing OrionStar been January 1, 2022, the revenue and net loss of the Group would have been RMB1,063,970 and RMB652,497 in 2022, respectively, and the revenue and net loss of the Group would have been RMB768,152 and RMB728,995 in 2023, respectively. The unaudited pro-forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisition occurred as of January 1, 2022, nor is it indicative of future operating results. The unaudited pro-forma amounts have been calculated after adjusting the results of Beijing OrionStar to reflect the additional amortization that would have been charged assuming the fair value adjustments to intangible assets had been applied from January 1, 2022.

4.
SHORT-TERM INVESTMENTS

As of December 31, 2023 and 2024, short-term investments included time deposits, and wealth management products in commercial banks of RMB1,023 and RMB335 (US$46), respectively.

For the years ended December 31, 2022, 2023 and 2024, the Group recognized interest income from its short-term investments of RMB23,088, RMB6,668 and RMB4,462 (US$611), respectively.

For the years ended December 31, 2022, 2023 and 2024 the Group recognized a credit loss on short-term investments of RMB714, reversed RMB548 and RMB5 (US$1) in “other expense” in the consolidated comprehensive loss, respectively.

5.
LONG-TERM INVESTMENTS

	As of December 31,
	2023	2024
	RMB	RMB	US$
Equity investments accounted for using Equity Method	242,997	210,119	28,786
Equity investments accounted for using the measurement alternative	539,433	503,336	68,957
Investment accounted for under fair value option	43,333	8,626	1,182
Available-for-sale debt securities under fair value	111,697	95,249	13,049
Total	937,460	817,330	111,974

Equity investments accounted for using Equity Method

The Group recorded its share of loss of RMB12,143, RMB2,564 and RMB16,567 (US$2,270) from equity investments accounted for using equity method for the years ended December 31, 2022, 2023 and 2024, respectively. For the years ended December

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

31, 2022, 2023 and 2024, nil and RMB5,339 and RMB12,322 (US$1,688) impairment losses were recorded for the equity investments accounted for using equity method.

None of equity method investments, including the equity method investment that the Group elects to account for using the fair value option, was considered individually material for the years ended December 31, 2022, 2023 and 2024. The summarized financial information of the Group’s equity method investees, presented in aggregate as required by Regulation S-X Rule 4-08(g), is as follows:

	As of December 31,
	2023	2024
	RMB	RMB	US$
Balance sheet data:
Current assets	514,186	195,615	26,799
Non-current assets	1,298,749	1,155,477	158,300
Current liabilities	89,210	48,443	6,637
Non-current liabilities	5,843	8,632	1,183

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Operating data:
Revenues	755,532	156,948	75,805	10,385
Gross profit	285,140	19,206	(12,085)	(1,656)
Operating loss	(10,022)	(64,535)	(150,914)	(20,675)
Net loss	(8,133)	(60,929)	(148,523)	(20,348)

Equity investments accounted for using the measurement alternative

As of December 31, 2023 and 2024, the Group recorded RMB697,633 and RMB691,382 (US$94,719) accumulated impairment, and RMB193,668 and RMB274,191 (US$37,564) accumulated upward adjustment, respectively.

Total unrealized and realized gains and losses of equity securities accounted for using the measurement alternative for the years ended December 31, 2022, 2023 and 2024 were as follows:

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Gross unrealized gains (upward adjustments)	33,346	501	23,279	3,189
Gross unrealized losses (impairment)	(287,005)	(168,759)	(94,930)	(13,005)
Net unrealized losses on equity securities held	(253,659)	(168,258)	(71,651)	(9,816)
Net realized gains on equity securities sold	32,536	6,117	2,627	360
Total net losses recognized in other income, net	(221,123)	(162,141)	(69,024)	(9,456)

In 2024, the Group acquired equity interests in two equity investees for a total consideration of RMB35,000 (US$4,795).

In 2023, the Group: i) acquired equity interests in one equity investee for a total consideration of RMB6,000. ii) acquired control stake of Beijing OrionStar and derecognized the previous held equity interest in Beijing OrionStar.

In 2022, the Group: i) acquired equity interests in three equity investees for a total consideration of RMB59,581. ii) disposed certain equity interest in equity investees and recognized a disposal gain of RMB32,536 in “Other income”.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

The Group received dividends from investees of nil, RMB5,598 and RMB1,795 (US$246) which were recorded in “Other income” in the consolidated comprehensive loss for the years ended December 31, 2022, 2023 and 2024, respectively.

Investment accounted for using fair value option

The Group owned 49.6% equity interest of Live.me on a fully dilutive basis and the Group elected to account for the equity investment in Live.me under the fair value option model. In January 2023, Live.me modified its share capital by dividing ordinary shares into Class A ordinary shares and Class B ordinary shares with different voting rights, The Group’s voting rights of Live.me thus were diluted to be 17.25% and the Group lost significant influence in Live.Me. In December 2023, the preferred shares held by the Group was reclassified as debt securities since the Group has a put option to request Live.me to redeem the Group’s related equity interests at the Group's option. The Group continues to measure Live.me’s equity interest under fair value option model. The fair value of the equity interest held by the Group was RMB43,333 and RMB8,626 (USD$1,182) as of December 31, 2023 and 2024, respectively. The Group recorded unrealized losses of RMB25,601, RMB334,921 and RMB35,354 (USD$4,843) for equity investment accounted for using fair value option in “other expense” in the consolidated comprehensive loss for the years ended December 31, 2022, 2023 and 2024, respectively.

Available-for-sale debt securities

Available-for-sale debt securities in long-term investments primarily represent investments in preferred shares that are redeemable at the Group’s option, which are measured at fair value.

In 2023 and 2024, preferred shares held by the Group of certain investments previously accounted for using the measurement alternative were reclassified and accounted for as available-for-sale debt securities since the preferred shares are redeemable at the Group’s option. The Group remeasured the fair value of such investments upon the reclassification with a remeasurement loss of RMB25,808 and RMB12,173 (US$1,668) recorded in “Other expense” in the consolidated comprehensive loss, respectively.

As of December 31, 2023, and 2024, long-term available-for-sale debt securities were RMB111,697 and RMB95,249 (US$13,049), respectively.

For the years ended December 31, 2022 and 2023, the Group recognized unrealized fair value loss on long-term available-for-sale debt securities of RMB8,270 and RMB43,494 respectively. For the year ended December 31, 2024, the Group recorded unrealized fair value gain on long-term available-for debt securities of RMB2,642 (US$362) in other comprehensive loss.

6. ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2023	2024
	RMB	RMB	US$
Accounts receivable	533,945	616,453	84,454
Allowance for credit losses	(132,881)	(142,834)	(19,568)
Accounts receivable, net	401,064	473,619	64,886

The movements in the allowance for credit losses were as follows:

	Year ended December 31,
	2023	2024
	RMB	RMB	USD
Balance as of January 1	102,161	132,881	18,205
Addition	29,401	8,915	1,221
Amounts written off	—	—	—
Foreign Exchange effect	1,319	1,038	142
Balance as of December 31	132,881	142,834	19,568

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

7.
PREPAYMENTS AND OTHER CURRENT ASSETS, NET

	As of December 31,
	2023	2024
	RMB	RMB	US$
Other receivables from advertisers	878,754	1,208,698	165,591
Advances to suppliers	139,772	147,480	20,205
Prepaid expenses	26,144	24,463	3,351
Inventories (i)	40,573	59,245	8,117
Receivable from third-party payment platform	29,573	47,298	6,480
Convertible loans	10,465	10,465	1,434
Others	68,975	92,109	12,617
Impairment allowance for prepayments and inventories	(108,003)	(109,230)	(14,964)
Allowance for credit losses	(113,126)	(114,767)	(15,723)
Total	973,127	1,365,761	187,108

(i)
Inventories consist of materials, work in progress and finished goods, as of December 31, 2023 and 2024, inventories net of impairment reserve were RMB28,042 and RMB46,728 (US$6,402). For the years ended December 31, 2022, 2023 and 2024, the group recorded impairment reserve of nil, RMB2,627 and RMB1,224 (US$168) , respectively.

The movements in the allowance for credit losses were as follows:

	Year ended December 31,
	2023	2024
	RMB	RMB	USD
Balance as of January 1	99,943	113,126	15,498
Addition	12,243	677	93
Amounts written off	—	(300)	(41)
Foreign Exchange effect	940	1,264	173
Balance as of December 31	113,126	114,767	15,723

Provision for credit losses and impairment of assets for the years ended December 31, 2022, 2023 and 2024 were RMB19,266, RMB12,243 and RMB677 (US$93), respectively.

8.
PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2023	2024
	RMB	RMB	US$
Electronic equipment	64,254	56,296	7,713
AI related equipment	159,898	75,173	10,299
Leasehold improvements	19,186	27,382	3,751
Office equipment and fixtures	20,881	13,053	1,788
Mold and tooling	5,516	11,192	1,533
Motor vehicles	2,690	1,744	239
Construction in progress	119	—	—
Less: Accumulated depreciation	(211,437)	(126,088)	(17,274)
Less: Accumulated impairment	(7,223)	(7,188)	(985)
Property and equipment, net	53,884	51,564	7,064

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Depreciation expense of property and equipment for the years ended December 31, 2022, 2023 and 2024 were RMB49,208, RMB27,842 and RMB22,040 (US$3,019), respectively. The impairment recognized on property and equipment were nil for the years ended December 31, 2022, 2023 and 2024, respectively.

9.
INTANGIBLE ASSETS, NET

Intangible assets and the related accumulated amortization were summarized as follows:

	As of December 31, 2024
	Gross Carrying value	Accumulated amortization	Accumulated impairment	Net carrying value
	RMB	RMB	RMB	RMB	US$
Online game licenses	146,403	(97,095)	(49,308)	—	—
Technology	369,214	(174,142)	(18,477)	176,595	24,193
Customer relationship	43,263	(43,263)	—	—	—
User base	49,511	(49,511)	—	—	—
Trademarks	17,967	(3,243)	(945)	13,779	1,888
Domain names	5,315	(5,024)	—	291	40
Non-compete agreements	1,610	(1,610)	—	—	—
Total	633,283	(373,888)	(68,730)	190,665	26,121

	As of December 31, 2023
	Gross Carrying value	Accumulated amortization	Accumulated impairment	Net carrying value
	RMB	RMB	RMB	RMB
Online game licenses	144,751	(95,886)	(48,839)	26
Technology	363,466	(142,720)	(18,367)	202,379
Platform	77,919	(42,860)	(35,059)	—
Customer relationship	49,954	(47,077)	(2,877)	—
User base	48,788	(48,788)	—	—
Trademarks	33,546	(15,499)	(2,244)	15,803
Domain names	5,224	(4,873)	—	351
Non-compete agreements	1,610	(1,610)	—	—
Total	725,258	(399,313)	(107,386)	218,559

The Group recorded impairment loss in “Other operating income, net”. The impairment recognized on intangible assets were nil, RMB412 and nil for the years ended December 31, 2022, 2023 and 2024, respectively.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Amortization expense of intangible assets for the years ended December 31, 2022, 2023 and 2024 were RMB3,817, RMB7,420 and RMB29,413 (US$4,030), respectively. Estimated amortization expense relating to the existing intangible assets with finite lives for each of next five years and thereafter is as follows:

	For the year ending December 31,
	RMB	US$
2025	29,254	4,008
2026	28,403	3,891
2027	28,110	3,851
2028	27,919	3,825
2029	27,609	3,782
Thereafter	49,370	6,764
Total	190,665	26,121

10. GOODWILL

The changes in the carrying amount of goodwill were as follows:

For the year ended December 31,
Balance as of January 1, 2023	—
Goodwill acquired in business combinations (Note 3)	576,989
Balance as of December 31, 2023	576,989
Impairment loss	(152,890)
Balance as of December 31, 2024	424,099
Balance as of December 31, 2024, in US$	58,101

* The Group allocated the goodwill recognized in its 2023 business combinations to the AI and other reporting unit, and subsequently performed annual goodwill impairment testing at the reporting unit level in accordance with ASC 350-20.

Considering the adverse change in the operating and financial performance of AI and others, the Group determined that a quantitative assessment was required as of December 31, 2024. The Group compared the fair value of AI and others reporting unit to it's carrying amount, including the allocated goodwill. The fair value was estimated using the income approach with certain key assumptions including forecasted revenue, EBIT margin and discount rate which are subject to high degree of judgment and complexity. As a result, the fair value of AI and others reporting unit was estimated to be below the carrying value and the Group recorded a RMB152,890 (US$20,946) goodwill impairment for the years ended December 31, 2024. A sensitivity analysis shows that significant increases (decreases) in the forecasted revenue, increases (decreases) in the EBIT margin and decreases (increases) in discount rate will result in a significantly higher (lower) fair value measurement of the reporting unit.

11. LEASE

The Group’s operating leases mainly related to offices, warehouses and manufacturing facilities. For leases with terms greater than 12 months, the Group records the related assets and lease liabilities at the present value of lease payments over the term. Certain leases include rental-free periods and renewal options, which are factored into the Group’s determination of lease payments when appropriate. As of December 31, 2023 and 2024, the Group had no finance leases.

As of December 31, 2023 and 2024, the weighted average remaining lease term was 2.5 years and 2.3 years, respectively, and the weighted average discount rate was 4.9% and 4.8% for the Group’s operating leases respectively.

Operating lease cost for the years ended December 31, 2022, 2023 and 2024, was RMB16,777, RMB15,244 and RMB15,322 (US$2,099) respectively, which excluded cost of short-term contracts. Short-term lease cost for the years ended December 31, 2022,

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

2023 and 2024 was RMB5,062, RMB5,379 and RMB6,384 (US$875), respectively. For the years ended December 31, 2022, 2023 and 2024, no lease cost was capitalized.

Future lease payments under operating leases as of December 31, 2024 were as follows:

	For the year ended December 31,
	RMB	US$
2025	14,697	2,013
2026	8,897	1,219
2027	1,782	244
2028	1,484	203
2029	134	18
Total future lease payments	26,994	3,697
Less: imputed interest	1,384	188
Total lease liability balance	25,610	3,509

12.
ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other current liabilities

	As of December 31,
	2023	2024
	RMB	RMB	US$
Payable to online advertising platforms as agency	1,452,286	1,601,794	219,445
Accrued operating expenses	391,338	425,577	58,304
Salary and welfare payable	51,465	74,367	10,188
Advance received in advertising agency services	136,684	157,870	21,628
Accrued advertising, marketing and promotional expenses	50,082	64,541	8,842
Deferred revenue	235,520	302,531	41,447
Operating lease liabilities current portion	13,295	12,682	1,737
Other taxes payable	35,380	35,254	4,830
Others	71,160	82,189	11,260
Total	2,437,210	2,756,805	377,681

Other non-current liabilities

	As of December 31,
	2023	2024
	RMB	RMB	US$
Uncertain tax position	159,908	155,746	21,337
Operating lease liabilities non-current portion	17,699	12,928	1,771
Others	12,336	3,674	504
Total	189,943	172,348	23,612

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

13.
SEGMENT INFORMATION

Operating segments are defined as components of an entity for which separate financial information is available and is evaluated regularly by the Chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Group's CODM is the Company's Chief Executive Officer.

There are two segments of the Group, consisting of Internet business and AI and others. Segment information is presented after elimination of inter-segment transactions and revenues, cost of revenues and operating expenses are directly attributable, or are allocated, to each segment. The accounting policies of the segments are the same as those described in note 2. The CODM measures the performance of each segment based on metrics of revenues and adjusted operating income (loss) and uses these results to evaluate the performance of, and to allocate resources to each of the segments. The Group currently does not allocate assets and share-based compensation for employees to its segments as the CODM does not use such information to allocate resources or evaluate the performance of the operating segments.

The following tables present summary information by segment:

	For the years ended December 31, 2024
	Internet Business	AI and others	Consolidated
	RMB	RMB	RMB	US$
Revenues	517,188	289,689	806,877	110,541
Operating costs and expenses
Cost of revenues(i)	79,812	181,789	261,601	35,839
Selling and marketing(i)	200,945	142,138	343,083	47,002
Research and development(i)	115,476	125,991	241,467	33,081
Other segment items(i)	58,122	313,758	371,880	50,947
Adjusted operating income/(losses)	62,833	(473,987)	(411,154)	(56,328)
Unallocated amounts-share based compensations			(26,101)	(3,576)
Operating loss			(437,255)	(59,904)
Reconciliation of operating loss
Interest income, net			44,422	6,086
Foreign exchange gains (losses), net			(21,726)	(2,976)
Other income			52,059	7,132
Other expense			(191,828)	(26,280)
Loss before income taxes			(554,328)	(75,942)

(i)
Share-based compensations were not allocated to segments. Total depreciation and amortization expenses of Internet Business and AI and others was RMB2,512(US$344) and RMB48,941 (US$6,705), respectively, for the year ended December 31, 2024. Other segment items include general and administrative expenses, impairment of goodwill, and other operating expenses allocated to the respective segments. Impairment of goodwill of AI and others was RMB152,890 (US$20,946) for the year ended December 31, 2024.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

	For the years ended December 31, 2023
	Internet Business	AI and others	Consolidated
	RMB	RMB	RMB
Revenues	450,134	219,369	669,503
Operating costs and expenses
Cost of revenues(i)	81,224	150,346	231,570
Selling and marketing(i)	146,404	95,598	242,002
Research and development(i)	113,646	63,981	177,627
Other segment items(i)	82,601	111,986	194,587
Adjusted operating income/(losses)	26,259	(202,542)	(176,283)
Unallocated amounts-share based compensations			(33,554)
Operating loss			(209,837)
Reconciliation of operating loss
Interest income, net			60,978
Foreign exchange gains (losses), net			(11,421)
Other income			96,765
Other expense			(574,135)
Loss before income taxes			(637,650)

(i)
Share-based compensations were not allocated to segments. Total depreciation and amortization expenses of Internet Business and AI and others was RMB3,925 and RMB31,337, respectively, for the year ended December 31, 2023. Other segment items include general and administrative expenses and other operating expenses allocated to the respective segments.

	For the years ended December 31, 2022
	Internet Business	AI and others	Consolidated
	RMB	RMB	RMB
Revenues	697,387	186,679	884,066
Operating costs and expenses
Cost of revenues(i)	76,875	175,000	251,875
Selling and marketing(i)	381,948	93,006	474,954
Research and development(i)	129,148	50,229	179,377
Other segment items(i)	109,785	85,803	195,588
Adjusted operating income/(losses)	(369)	(217,359)	(217,728)
Unallocated amounts-share based compensations			(7,863)
Operating loss			(225,591)
Reconciliation of operating loss
Interest income, net			35,710
Foreign exchange gains (losses), net			(95,434)
Other income			101,265
Other expense			(361,730)
Loss before income taxes			(545,780)

(i)
Share-based compensations were not allocated to segments. Total depreciation and amortization expenses of Internet Business and AI and others was RMB3,839 and RMB49,186, respectively, for the year ended December 31, 2022. Other segment items include general and administrative expenses and other operating expenses allocated to the respective segments.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

14.
GEOGRAPHICAL INFORMATION

The following tables set forth revenues and property and equipment, net by geographic area:

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Revenues:
PRC	391,652	343,119	346,808	47,512
Overseas (i)	492,414	326,384	460,069	63,029
Hong Kong	262,095	52,272	49,819	6,825
Japan	96,413	113,143	126,500	17,330
Rest of the world (ii)	133,906	160,969	283,750	38,874

	As of December 31,
	2023	2024
	RMB	RMB	US$
Property and equipment, net:
PRC	44,676	46,239	6,334
Non-PRC	9,208	5,325	730

(i)
Overseas revenue refers to revenues generated by the Group’s operating legal entities incorporated outside mainland China or generated by our operating legal entities incorporated in mainland China but are attributable to customers located outside mainland China . Such revenues are primarily attributable to customers located outside China based on customers’ registered addresses.
(ii)
No individual country or area, other than disclosed above, exceeded 10% of total revenues for the years ended December 31, 2022, 2023 and 2024, respectively.
15.
TAXATION

Composition of income tax

The following table presents the composition of income tax expenses for the years ended December 31, 2022, 2023 and 2024:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Current income tax (benefits) expenses	(12,208)	850	(927)	(127)
Deferred income tax (benefits) expenses	(12,881)	(44,631)	48,185	6,601
Income tax (benefits) expenses	(25,089)	(43,781)	47,258	6,474

a) Income taxes

Cayman Islands and BVI

Under the current laws of the Cayman Islands and BVI, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands and BVI withholding tax will be imposed.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Hong Kong, China

The Company’s subsidiaries in Hong Kong are subject to Hong Kong Profits Tax rate at 16.5% on the estimated assessable profit. For the year ended December 31, 2022, 2023 and 2024, the first HK$2 million of profits earned by one of the Company’s subsidiaries incorporated in Hong Kong is taxed at half the current tax rate (i.e. 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. There are no withholding taxes in Hong Kong on remittance of dividends.

Singapore

Subsidiaries in Singapore are subject to Singapore corporate income tax rate of 17%.

Japan

Kingsoft Japan is incorporated in Japan with paid-in capital in excess of Japanese Yen (“JPY”) 100 million and was subject to a national corporate income tax rate of 23.2% as of the years ended 31, 2022. In 2023, Kingsoft Japan reduced its paid-in capital to 90 million Japanese Yen, and is taxed at a tax rate of 15% on first JPY8 million and at 23.2% on the portion over JPY8 million as of the year ended 31, 2023 and 2024. Local income taxes, which are local inhabitant tax and enterprise tax, are also imposed on corporate income.

PRC

The Company’s subsidiaries in the PRC and the VIEs are subject to the statutory rate of 25%, unless otherwise specified, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008.

As qualified High New Technology Enterprise (“HNTE”), Beijing Kingsoft Cheetah Technology Co., Ltd. is entitled to the preferential income tax rate of 15% from 2022 to 2024. Beijing OrionStar Technology Co., Ltd. is entitled to the preferential income tax rate of 15% from 2022 to 2026. Zhuhai Baoqu Technology Co., Ltd. is entitled to the preferential income tax rate of 15% from 2023 to 2025.

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

Pursuant to Ministry of Finance and State Administration of Taxation Announcement [2019] No.68, new Software development enterprise are each entitled to a tax holiday of two-year full EIT exemption followed by three-year 50% EIT reduction (“2+3 tax holiday”) starting from their respective first profit-making year prior to December 31, 2018. Zhuhai Baoqu Technology Co., Ltd. being qualifying as a new software development enterprise is entitled to a tax holiday of 50% EIT exemption in 2022.

Without the tax holidays and preferential tax, the Group’s income tax expenses would have decreased by RMB2,232, RMB3,457 and increased by RMB436 (US$60) for the years ended December 31, 2022, 2023 and 2024, respectively. The impacts of the tax holidays and preferential tax rates were a decrease in the loss per share of RMB0.0015, RMB0.0023 and increase of RMB0.0003, for the year ended December 31, 2022, 2023 and 2024, respectively.

Under the EIT Law, dividends paid by PRC enterprises out of profits earned post-2007 to non-PRC tax resident investors are subject to PRC dividend withholding tax of 10%. A lower withholding tax rate may be applied based on applicable tax treaties with certain jurisdictions.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Loss before income taxes consists of:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
PRC	(261,306)	(251,578)	(382,509)	(52,404)
Non-PRC	(284,474)	(386,072)	(171,819)	(23,538)
Total	(545,780)	(637,650)	(554,328)	(75,942)

A reconciliation of the differences between the statutory tax rate and the effective tax rate for enterprise income tax is as follows:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Loss before income tax	(545,780)	(637,650)	(554,328)	(75,942)
Income tax benefits computed at the PRC statutory tax rate of 25%	(136,445)	(159,413)	(138,582)	(18,985)
Effect of different tax rates in different jurisdictions	49,280	84,086	45,721	6,264
Effect of tax holiday and preferential tax rates	4,908	2,981	29,949	4,103
Research and development super-deduction	(9,361)	(8,749)	(10,073)	(1,380)
Non-taxable income(i)	(2,809)	(5,488)	(4,956)	(679)
Non-deductible expenses(ii)	1,783	21,538	9,330	1,278
Effect of change in tax rate	(106,824)	3,080	2,788	382
Outside basis difference on investment	(3,800)	(33,413)	(7,869)	(1,078)
Changes in uncertain tax position	(11,903)	(4,183)	(6,331)	(867)
Effect of goodwill impairment	—	—	22,934	3,142
Withholding tax and others	(4,345)	22,683	17,084	2,339
Changes in valuation allowance	194,427	33,097	87,263	11,955
Income tax (benefits) expenses	(25,089)	(43,781)	47,258	6,474

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

As of December 31, 2024, the Group had taxable losses of approximately RMB4,234,652 (US$580,145) primarily deriving from entities in the PRC, Hong Kong and Singapore, which can be carried forward per tax regulation to offset future net profit for income tax purposes. The PRC taxable loss RMB4,016,435 (US$550,249) will expire from 2025 to 2034 and Hong Kong, Singapore and others taxable loss RMB218,217 (US$29,897) can be carried forward without an expiration date.

b) Deferred tax assets and liabilities

	As of December 31,
	2024
	RMB	US$
Classification in the consolidated balance sheets:
Deferred tax assets	128,581	17,616
Deferred tax liabilities	43,046	5,897

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

The tax effects of significant temporary differences that give rise to the deferred tax balances as of December 31, 2023 and 2024 are as follows:

	As of December 31,
	2023	2024
	RMB	RMB	US$
Deferred tax assets:
Tax losses carry forward	708,815	733,771	100,526
Equity investment loss	185,553	177,280	24,287
Allowance for credit losses	35,983	38,071	5,216
Intangible assets and accrued expenses	7,906	8,105	1,110
Share-based compensation	235	235	32
Others	42,474	50,846	6,966
Total deferred tax assets	980,966	1,008,308	138,137
Less: valuation allowance	(786,853)	(874,116)	(119,753)
Net deferred tax assets	194,113	134,192	18,384
Deferred tax liabilities:
Outside basis difference on investment	23,403	15,883	2,176
Equity method investment and unrealized gains	1,112	536	73
Right-of-use asset and others	4,498	5,075	695
Intangible assets acquired from business acquisition	31,137	27,163	3,721
Total deferred tax liabilities	60,150	48,657	6,665

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss or credit carry forwards. The Group evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of December 31, 2023 and 2024, valuation allowances were provided against deferred tax assets in entities where it was determined it was more-likely-than-not that the benefits of the deferred tax assets will not be realized.

The following table sets forth the movement of the valuation allowances for deferred tax assets for the years presented:

	2023	2024
	RMB	RMB	US$
Balance at January 1	(617,264)	(786,853)	(107,798)
Additions(1)	(215,340)	(127,852)	(17,516)
Decreases	45,751	40,589	5,561
Balance at December 31	(786,853)	(874,116)	(119,753)

(1) In 2023, RMB136,492 (US$19,224) of which was from the business combination as set out in Note3.

c) Withholding income tax on dividends

Undistributed earnings of certain of the Company’s PRC subsidiaries amounted to approximately RMB821,259 and RMB830,060 (US$113,718) on December 31, 2023 and 2024, respectively. Those earnings are considered to be indefinitely reinvested; accordingly, no provision for PRC withholding tax has been provided thereon. Upon repatriation of those earnings in the form of dividends, the Group would be subject to PRC withholding tax at 10%. The PRC withholding tax rate could be reduced to 5% should the treaty benefit between Hong Kong and the PRC be applicable. As such, the amount of unrecognized deferred income tax liabilities is approximately ranging from RMB41,063 to RMB82,126 and RMB41,503 (US$5,686) to RMB83,006 (US$11,372) as of December 31, 2023 and 2024, respectively.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

d) Unrecognized tax benefits

As of December 31, 2023 and 2024, the Group had unrecognized tax benefits of RMB168,416 and RMB163,120 (US$22,347), of which RMB14,516 and RMB10,959 (US$1,501), respectively, were deducted against the deferred tax assets on tax losses carry forward, and the remaining amounts of RMB153,900 and RMB152,161 (US$20,846), respectively were presented in the other non-current liabilities in the consolidated balance sheets. The Group’s unrecognized tax benefits for the years ended December 31, 2023 and 2024 were primarily related to the tax-deduction of share-based compensation expenses and disposal of long-term investments. It is possible that the amount of unrecognized benefits will change in the next 12 months; however, an estimate of the range of the possible change cannot be made at this moment. As of December 31, 2023, and 2024, there were RMB153,900 and RMB152,161 (US$20,846) of unrecognized tax benefits that if recognized would impact the annual effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefit is as follows:

	2023	2024
	RMB	RMB	US$
Balance at January 1	172,557	168,416	23,073
Additions based on tax positions related to current year	3,086	467	64
Reversal based on tax positions related to prior years	(9,651)	(7,932)	(1,087)
Foreign exchange translation adjustments	2,424	2,169	297
Balance at December 31	168,416	163,120	22,347

The Group recognizes accrued interest related to unrecognized tax benefits in income tax expenses. As of December 31,2023 and 2024, the Group had accrued interest of RMB6,009 and RMB3,585 (US$491) respectively. For the years ended December 31, 2022, 2023 and 2024, the Group reversed RMB3,760, RMB847, and RMB2,424 (US$332) in interest, respectively. The Group did not record any penalties related to unrecognized tax benefits.

As of December 31, 2024, the tax years ended December 31, 2019 through 2024 for the Group’s subsidiaries in the PRC and the VIEs are generally subject to examination by the PRC tax authorities. The tax years ended December 31, 2020 through 2024 for the Group’s subsidiary in the Singapore is generally subject to examination by the Singapore tax authorities. The tax years ended December 31, 2018 through 2024 for the Group’s subsidiaries in Hong Kong are generally subject to examination by the Hong Kong tax authorities.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

16.
RELATED PARTY TRANSACTIONS

a) Principal related parties

Name of related parties	Relationship with the Group

Tencent and its subsidiaries (“Tencent Group”)

Kingsoft and its subsidiaries and their respective associates (“Kingsoft Group”)

OrionStar and its subsidiaries (“OrionStar Group”)(1)

Pixiu Inc. and its subsidiaries (“Pixiu Group”)

Live.me and its subsidiaries (“Live.me Group”)

Entities controlled by a shareholder of the Group

Entities controlled by a shareholder of the Group

Entities controlled by a director of the Group

Entities influenced significantly by the Group

Entities that the Group owns 49.6% shares of ownership

(1) OrionStar Group became the subsidiary of the Company since November 30, 2023 as disclosed in Note 3. As a result, OrionStar Group was not considered as the Group’s related party since then.

b) Material related party transactions

In addition to the transactions detailed elsewhere in these financial statements, the Group had the following material related party transactions for the years ended December 31, 2022, 2023 and 2024:

		For the year ended December 31,
		2022	2023	2024
		RMB	RMB	RMB	US$
Services received from:	(i)
Kingsoft Group		15,236	14,248	12,243	1,677
Tencent Group		20,534	13,293	19,444	2,664
OrionStar Group		347	2,324	—	—
Services provided to:	(ii)
Tencent Group		12,479	9,565	6,668	914
OrionStar Group		2,610	2,402	—	—
Pixiu Group		433	972	1,220	167
Live.me Group		33,305	35,006	27,531	3,772
Purchase of products and equipment:
OrionStar Group	(iii)	1,130	991	—	—
Sales of products and equipment:		—	—	—	—
Others		—	—	17,726	2,428
Loans and investments provided to:
Pixiu Group	(iv)	14,181	—	—	—

(i)
The Group entered into agreements with Kingsoft Group pursuant to which Kingsoft Group provided services including cloud services, leasing, license and other miscellaneous services to the Group; The Group entered into agreements with Tencent Group pursuant to which Tencent Group provided promotion, distribution and cloud services to the Group; The Group entered into agreements with OrionStar Group pursuant to which OrionStar Group provided technical support services to the Group.
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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

(iv)
The Group entered into loan agreements with Pixiu Group including a 3-year capital allocation loan which the original expiration date was January 2022 and renewed annually after 2022. The expiration date for the remaining principal balance is extended to December 2025.

c. Balances of related party transactions

The balances between the Group and its related parties as of December 31, 2023 and 2024 are listed below:

(1)
Amount due from related parties, net

	As of December 31,
	2023	2024
	RMB	RMB	US$
Live.me Group	20,654	11,877	1,627
Tencent Group	5,476	40,481	5,546
Pixiu Group	21,097	21,839	2,992
Kingsoft Group	4,188	6,455	884
Other related parties	20,090	26,282	3,601
Total	71,505	106,934	14,650

The movements in the allowance for credit losses were as follows:

	Year ended December 31,
	2023	2024
	RMB	RMB	US$
Balance as of January 1	67,089	35,582	4,875
(Reverse)/Addition	(30,534)	1,128	155
Amounts written off	(1,026)	—	—
Foreign Exchange effect	53	137	19
Total	35,582	36,847	5,049

(2)
Amount due to related parties

	As of December 31,
	2023	2024
	RMB	RMB	US$
Tencent Group	9,776	12,570	1,722
Kingsoft Group	3,597	2,662	365
Other related parties(i)	70,774	54,374	7,449
Total	84,147	69,606	9,536

(i)
As of December 31, 2024, the amount of due to other related parties primarily included a convertible loan with principal amount of RMB49,192(US$6,739) due by Beijing OrionStar to Mr. Sheng Fu, chief executive officer and director of the Group.

17.
SHARE-BASED COMPENSATION

2023 Share Incentive Plan

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

The following table summarizes the restricted shares activity pursuant to the 2023 Incentive Plan for the years ended December 31, 2023 and 2024:

	Number of Shares	Weighted average grant date fair value (US$)
Outstanding at January 1, 2023	-	-
Granted	103,270,550	0.05
Vested	(36,941,200)	0.05
Forfeited	-	-
Unvested at December 31, 2023	66,329,350	0.04
Granted	-	-
Vested	(9,472,450)	0.05
Forfeited	(1,710,900)	0.05
Unvested at December 31, 2024	55,146,000	0.05

The fair value of the restricted shares was determined based on the price of the Company’s publicly traded ADSs.

As of December 31, 2024, the total estimated unrecognized share-based compensation expenses related to restricted shares awarded amounted to RMB6,287 (US$861), and is expected to be recognized over a weighted-average period of 1.6 years.

The total fair value of vested restricted shares on their respective vesting dates during the years ended December 31, 2023 and 2024 were RMB13,587 and RMB4,773(US$654).

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

The following table summarizes the restricted shares activity pursuant to the 2014 Restricted Shares Plan for the years ended December 31, 2022, 2023 and 2024, respectively:

	Number of shares	Weighted average grant date fair value (US$) after modification
Unvested at January 1, 2022	6,562,640	0.22
Granted	—	—
Vested	(2,160,940)	0.36
Forfeited	(373,150)	0.26
Unvested at December 31, 2022	4,028,550	0.14
Granted	31,580,058	0.04
Vested	(6,629,200)	0.06
Forfeited	(2,993,700)	0.05
Unvested at December 31, 2023	25,985,708	0.05
Granted	30,808,300	0.09
Vested	(10,016,440)	0.06
Forfeited	(14,183,788)	0.05
Unvested at December 31, 2024	32,593,780	0.08

The fair value of the restricted shares was determined based on the price of the Company’s publicly traded ADSs.

As of December 31, 2024, the total estimated unrecognized share-based compensation expense related to restricted shares awarded amounted to RMB12,659 (US$1,734), and is expected to be recognized over a weighted-average period of 2.1 years.

The total fair value of vested restricted shares on their respective vesting dates during the years ended December 31, 2022, 2023 and 2024 were RMB933, RMB2,185 and RMB6,954 (US$953), respectively.

2013 Incentive Scheme

On January 2, 2014, the Company adopted an equity incentive scheme (the “2013 Incentive Scheme”). The 2013 Incentive Scheme provides for the grant of ordinary shares, restricted shares, share options and share appreciation rights to the employees, directors or non-employee consultants of the Company. The maximum number of the Company’s ordinary shares which may be issued under the 2013 Incentive Scheme is 64,497,718 (excluding shares which have lapsed or have been forfeited). The 2013 Incentive Scheme is valid and effective for a term of ten years commencing from its adoption and terminated upon its expiration in January 2024. Except for service conditions, there were no other vesting conditions for all the awards under 2013 Incentive Scheme. As of December 31, 2024, all the share awards granted under 2013 Incentive Scheme had vesting terms of no longer than 5 years from the date of grant.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

The following table summarizes the restricted shares activity pursuant to the 2013 Incentive Scheme for the years ended December 31, 2022, 2023 and 2024, respectively:

	Number of shares	Weighted average grant date fair value (US$) after modification
Outstanding at January 1, 2022	7,596,470	0.23
Granted	469,490	0.08
Vested	(2,350,790)	0.27
Forfeited	(628,180)	0.50
Unvested at December 31, 2022	5,086,990	0.17
Granted	641,412	0.05
Vested	(1,038,123)	0.27
Forfeited	(975,867)	0.13
Unvested at December 31, 2023	3,714,412	0.12
Granted	—	—
Vested	(2,128,853)	0.12
Forfeited	(209,499)	0.17
Unvested at December 31, 2024	1,376,060	0.12

The fair value of the restricted shares was determined based on the price of the Company’s publicly traded ADSs.

As of December 31, 2024, the total estimated unrecognized share-based compensation expense related to restricted shares awarded amounted to RMB270 (US$37), and is expected to be recognized over a weighted-average period of 1.0 years.

The total fair value of vested restricted shares on their respective vesting dates for the years ended December 31, 2022, 2023 and 2024 were RMB1,409, RMB471 and RMB801 (US$110).

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

The following table summarizes the restricted shares activity pursuant to the 2011 Share Award Scheme for the years ended December 31, 2022, 2023 and 2024, respectively:

	Number of shares	Weighted average grant date fair value (US$)
Unvested at January 1, 2022	208,950	0.39
Granted	—	—
Vested	(121,775)	0.49
Forfeited	—	—
Unvested at December 31, 2022	87,175	0.26
Granted	—	—
Vested	(87,175)	0.26
Forfeited	—	—
Unvested at December 31, 2023	—	—
Granted	—	—
Vested	—	—
Forfeited	—	—
Unvested at December 31, 2024	—	—

The fair value of the restricted shares was determined based on the price of the Company’s publicly traded ADSs.

As of December 31, 2024, all of the restricted shares awarded have been vested. The total fair value of vested restricted shares on their respective vesting dates for the years ended December 31, 2022, 2023 and 2024 were RMB39, RMB23 and RMB nil, respectively.

Share-based Awards of subsidiaries

Subsidiaries of the Group also have equity incentive plans granting share-based awards.

The grant date fair value of each share-based award is estimated on the date of grant using the binomial tree option pricing model with the following assumptions used for years presented:

	Year ended December 31, 2022	Year ended December 31, 2023	Year ended December 31, 2024
Fair value of ordinary share (US$)	—	0.81	—
Risk-free interest rates	—	3.80%	—
Expected volatility range	—	55.10%	—
Expected dividend yield	—	—	—
Fair value per option granted (US$)	—	0.81	—

The following table summarizes the share-based compensation expenses of subsidiaries’ share-based awards recognized by the Group:

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Cost of revenues	469	251	65	9
Research and development	(675)	(703)	1,115	153
Selling and marketing	209	104	(1,232)	(169)
General and administrative	2,225	8,372	10,075	1,381
Total	2,228	8,024	10,023	1,374

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

As of December 31, 2024, there was RMB9,914 (US$1,358) unrecognized share-based compensation expenses related to incentive plans, which is expected to be recognized over a vesting period of 1.7 years.

Total share-based compensation expenses recorded by the Group are as follows:

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Cost of revenues	686	370	81	11
Research and development	1,580	580	1,924	264
Selling and marketing	1,899	509	(662)	(91)
General and administrative	3,698	32,095	24,758	3,392
Total	7,863	33,554	26,101	3,576

18.
COMMITMENT AND CONTINGENCIES

Commitment for cloud services

Future minimum payments under non-cancelable agreements for cloud services consist of the following as of December 31, 2024.

	Total	Less than 1 Year	1-3 Years	More than 3 Years
Purchase obligations	138,067	72,028	66,039	-

Capital commitment

As of December 31, 2024, commitments for the purchase of fixed assets are immaterial.

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

Except for the investigation mentioned above, the Group is involved in several proceedings as of December 31, 2024. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. As of December 31, 2023 and 2024, the Group had not identified any litigation and investigation as material, and no material liabilities were recorded in this regard.

19.
SHAREHOLDERS’ EQUITY

Ordinary shares

Immediately following the IPO, the Memorandum and Articles of Association were amended and restated such that the authorized share capital of the Company was reclassified and redesignated into 10,000,000,000 shares comprising of (i) 7,600,000,000 Class A ordinary shares; (ii) 1,400,000,000 Class B ordinary shares; and (iii) 1,000,000,000 reserved shares at par value of US$0.000025 per share. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each share of Class A ordinary shares is entitled to one vote per share and is not convertible into Class B ordinary shares under any circumstances. Each share of Class B ordinary shares is entitled to ten votes per share and is convertible into one Class A ordinary share at any time by the holder thereof. Upon any transfer of Class B ordinary shares by the holder thereof to any person or entity that is not

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

an affiliate of such holder, such Class B ordinary shares would be automatically converted into an equal number of Class A ordinary shares. There were nil Class B ordinary shares transferred to Class A ordinary shares in the years ended December 31, 2023 and 2024.

As of December 31, 2023, there were 487,212,501 and 1,006,956,885 Class A and Class B ordinary shares outstanding, respectively. As of December 31, 2024, there were 499,357,794 and 1,016,429,335 Class A and Class B ordinary shares outstanding, respectively. The vested restricted shares but have not physically been issued are considered outstanding as each period end and included in the calculation of basic losses per share.

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

	As of December 31,
	2023	2024
	RMB	RMB	US$
PRC statutory reserve funds	67,800	75,068	10,284
Unreserved retained losses	(680,902)	(1,307,645)	(179,147)
Total accumulated losses	(613,102)	(1,232,577)	(168,863)

Under PRC laws and regulations, there are restrictions on the Company’s subsidiaries in the PRC and VIEs with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Such restriction amounted to RMB3,176,859 (US$435,228) as of December 31, 2024.

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

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Accumulated other comprehensive income

The components of accumulated other comprehensive income were as follows:

	Foreign currency translation adjustment	Unrealized gains on available- for sale Securities	Total
	RMB	RMB	RMB
Balance at December 31, 2021	88,350	(88)	88,262
Other comprehensive income before reclassification	263,371	—	263,371
Amount reclassified from accumulated other comprehensive income	—	—	—
Net current-period other comprehensive income	263,371	—	263,371
Other comprehensive income attribute to noncontrolling interests	2,315	—	2,315
Balance at December 31, 2022	354,036	(88)	353,948
Other comprehensive income/(loss) before reclassification	45,769	(43,494)	2,275
Amount reclassified from accumulated other comprehensive income	—	—	—
Net current-period other comprehensive income	45,769	(43,494)	2,275
Other comprehensive income attribute to noncontrolling interests	631	—	631
Balance at December 31, 2023	400,436	(43,582)	356,854
Other comprehensive income before reclassification	72,462	2,642	75,104
Amount reclassified from accumulated other comprehensive income	(23,417)	—	(23,417)
Net current-period other comprehensive income	49,045	2,642	51,687
Other comprehensive income attribute to noncontrolling interests	1,882	—	1,882
Balance at December 31, 2024	451,363	(40,940)	410,423
Balance at December 31, 2024, in US$	61,837	(5,609)	56,228

The amounts reclassified out of accumulated other comprehensive income represent realized foreign currency translation adjustments associated with the deregistration of certain subsidiaries of the Group. These amounts were recorded in "Other expense" in the consolidated statements of comprehensive losses.

There was nil tax expense or benefit recognized related to the changes of each component of accumulated other comprehensive income for the years ended December 31, 2022, 2023 and 2024.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

20. REDEEMABLE NON-CONTROLLING INTERESTS

On November 30, 2023, the Group acquired additional 35.17% equity interest of Beijing OrionStar from certain of the existing shareholders of Beijing OrionStar, including Mr. Sheng Fu, chief executive officer and director of the Company, for an aggregate cash consideration of RMB268,724. The Group held, taking into account its existing shareholding, 72.91% of Beijing OrionStar’s equity interest and consolidated the financial results of Beijing OrionStar since November 30, 2023.

In January, 2024, the Group further invested US$16.7 million in cash and converted all of the principal and the accrued interest under the convertible loan with principal amount of RMB100 million that the Group provided to Beijing OrionStar in 2021 into Beijing OrionStar's equity interest. Additionally, Gongqingcheng Orion Industrial Investment Center (Limited Partnership) (the "Fund") made an investment of RMB150 million, into Beijing OrionStar. One of the Group’s wholly-owned subsidiaries, Conew Network, is one of the limited partners of the Fund and currently owns 49.5% interest in the Fund. After the completion of the investment, the Group held, both directly and indirectly, 73.95% equity interest in Beijing OrionStar, including the stake it holds indirectly through the Fund. The indirect interest held by the Group through the Fund is considered to be controlled by the Group and the other limited partner and the fund manager of the fund holds preferred shares and are recognized as mezzanine equity of the Group.

According to Beijing OrionStar’s article of association and related investment agreements, certain non-controlling shareholders have the right to cause the Group to purchase all (but not less than all) of the shares at put option price. The exercise of the put option is subject to certain conditions as set out in the article of association and related investment agreements of Beijing OrionStar, which is not solely within the control of the Beijing OrionStar. Such shares held by the non-controlling shareholders are recognized as mezzanine equity of the Group. In addition, in the event of any liquidation, dissolution or winding up of Beijing OrionStar, either voluntarily or involuntarily, certain non-controlling shareholders have the right to receive the certain liquidation preference price before the holders of ordinary shares, and ratably participate in distribution of the remaining assets after fully been paid of the liquidation preference price. In January 2025, a certain non-controlling shareholder’s shares became redeemable with a trigger-date redemption price of RMB79.4 million upon meeting specific triggering events outlined in the agreements. These shares continue to be classified as mezzanine equity of the Group under ASC 480-10-S99-3A.

The Group accretes changes in the redemption value over the period from the date that it becomes probable that the mezzanine equity will become redeemable to the earliest redemption date using the effective interest method. The redeemable non-controlling interests for the years ended December 31, 2022, 2023 and 2024 are summarized below:

For the year ended December 31,
Balance as of January 1, 2023	—
Issuance	105,726
Accretion	252
Balance as of December 31, 2023	105,978
Issuance	75,750
Accretion	7,997
Balance as of December 31, 2024	189,725
Balance as of December 31, 2024, in US$	25,992

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

21.
LOSS PER SHARE

Basic and diluted loss per share for each of the years presented are calculated as follows, the effect of share options and restricted share units were excluded from the computation of diluted net loss per share for the years ended December 31, 2022, 2023 and 2024, as its effect would be anti-dilutive:

	Year ended December 31,
	2022	2023	2024
	Ordinary shares	Ordinary shares	Class A Ordinary shares	Class A Ordinary shares	Class B Ordinary shares	Class B Ordinary shares
	RMB	RMB	RMB	US$	RMB	US$
Losses per share—basic
Numerator:
Net loss attributable to Cheetah Mobile Inc.	(513,475)	(602,898)	(202,345)	(27,721)	(415,212)	(56,883)
Effect arising from dividends declared on share awards of consolidated subsidiaries	(8,715)	(107)	51	7	105	14
Accretion of redeemable noncontrolling interests	—	—	(2,620)	(359)	(5,377)	(737)
Net loss attributable to Cheetah Mobile Inc. after accretion of redeemable noncontrolling interests and dilution effect arising from share-based awards issued by subsidiaries	(522,190)	(603,005)	(204,914)	(28,073)	(420,484)	(57,606)
Denominator:
Weighted average number of ordinary shares outstanding	1,443,682,305	1,472,615,281	492,482,878	492,482,878	1,010,571,969	1,010,571,969
Losses per share—basic	(0.3617)	(0.4095)	(0.4161)	(0.0570)	(0.4161)	(0.0570)
Losses per share—diluted
Numerator:
Net loss attributable to Cheetah Mobile Inc. after accretion of redeemable noncontrolling interests and dilution effect arising from share-based awards issued by subsidiaries	(522,190)	(603,005)	(204,914)	(28,073)	(420,484)	(57,606)
Dilution effect arising from share-based awards issued by subsidiaries	(291)	(699)	(54)	(7)	(110)	(15)
Reallocation of net loss as a result of conversion of Class B into Class A ordinary shares	—	—	(420,594)	(57,621)	—	—
Net loss attributable to ordinary shareholders	(522,481)	(603,704)	(625,562)	(85,701)	(420,594)	(57,621)
Denominator:
Weighted average ordinary shares outstanding	1,443,682,305	1,472,615,281	492,482,878	492,482,878	1,010,571,969	1,010,571,969
Conversion of Class B into Class A ordinary shares	—	—	1,010,571,969	1,010,571,969	—	—
Denominator used for losses per share	1,443,682,305	1,472,615,281	1,503,054,847	1,503,054,847	1,010,571,969	1,010,571,969
Losses per share—diluted	(0.3619)	(0.4100)	(0.4162)	(0.0570)	(0.4162)	(0.0570)
Losses per ADS:
Denominator used for losses per ADS—basic	28,873,646	29,452,306	30,061,097	30,061,097
Denominator used for losses per ADS—diluted	28,873,646	29,452,306	30,061,097	30,061,097
Losses per ADS—basic	(18.0854)	(20.4740)	(20.8042)	(2.8500)
Losses per ADS—diluted	(18.0954)	(20.4977)	(20.8097)	(2.8500)

Effective September 2, 2022, the Company effected a change of the ratio of the ADS to its Class A ordinary shares from one ADS representing ten Class A ordinary shares to one ADS representing fifty Class A ordinary shares. The change in the ratio of the ADS to the Company’s Class A ordinary shares had no impact on its underlying Class A ordinary shares, and no Class A ordinary shares were issued or cancelled in connection with the change in the ratio of the ADS to its Class A ordinary shares. The number of ADSs as the denominator used for losses per ADS and losses per ADS amount have been retroactively adjusted to reflect the changes in ratio for all periods presented.

22.
EMPLOYEE BENEFIT

Full time employees of the Group participate in government mandated defined contribution plan, pursuant to which certain welfare benefits are provided to employees. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were approximately RMB54,510, RMB54,275 and RMB71,841 (US$9,842) for the years ended December 31, 2022, 2023 and 2024, respectively.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

Assets and liabilities measured or disclosed at fair value on a recurring basis

In accordance with ASC 820-10, the Group measures investment accounted for using fair value option and available-for-sale debt securities at fair value on a recurring basis. Short-term available-for-sale debt securities are classified within Level 2 as the fair value is measured by using indirectly inputs observable in the marketplace. The investment accounted for using long-term available-for-sale debt securities are classified within Level 3 in the fair value hierarchy.

Assets and liabilities measured on a recurring basis or disclosed at fair value are summarized below:

	Total Fair Value	Total Fair Value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total (losses) gains from fair value changes
	RMB	US$	RMB	RMB	RMB	RMB
Fair value measurement—Recurring:
As of December 31, 2024
Short-term investment
Wealth management products	17	2		17		848
Long-term Investment
Available-for-sale debt securities	95,249	13,049			95,249	2,642
Investments accounted for using fair value option	8,626	1,182		8,626		(35,354)
As of December 31, 2023
Long-term Investment
Available-for-sale debt securities	111,697	15,732			111,697	(43,494)
Investments accounted for using fair value option	43,333	6,103			43,333	(334,921)

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Reconciliations of assets categorized within Level 3 under the fair value hierarchy are as follow:

Amounts
RMB
Balance as of January 1, 2022	408,574
Addition	—
Fair value change	(33,871)
Foreign exchange translation adjustments	37,830
Balance as of December 31, 2022	412,533
Addition	111,697
Fair value change	(378,415)
Foreign exchange translation adjustments	9,215
Balance as of December 31, 2023	155,030
Addition	43,954
Reduction	(71,670)
Fair value change	(32,712)
Foreign exchange translation adjustments	647
Balance as of December 31, 2024	95,249
Balance as of December 31, 2024 in US$	13,049

(i)
There were no transfers of fair value measurements into or out of Level 3 for the years ended December 31, 2022, 2023 and for the year ended December 2024, fair value measurement of the Group's equity interest of Live.me were transferred out of Level 3 to level 2 since that all the shares that the Group held were redeemed by Live.me in February 2025 and the redemption price was treated as an observable market price.

Significant unobservable inputs used in the recurring fair value measurement for long-term available-for-sale debt securities and investments accounted for using fair value option (level 3) are presented below:

	Fair value	Valuation technique	Unobservable inputs	Range
Available-for-sale debt securities	95,249	Market approach	• Volatility	51.5%~60.7%

Significant increases (decreases) in the assumption of volatility in isolation would have resulted in a significantly lower (higher) fair value measurement.

Assets and liabilities measured or disclosed at fair value on a non-recurring basis

The Group measures certain financial assets as equity investments accounted for using equity method at fair value on a nonrecurring basis only if an impairment loss were to be recognized. The Group measures equity securities accounted for using measurement alternative on a non-recurring basis only if there are observable price changes in orderly transactions for identical or similar investments of the same issuer, or an impairment loss were to be recognized. The Group also measures the remaining interests upon deconsolidation of certain businesses at fair value on a non-recurring basis. The Group’s non-financial assets, such as intangible assets and property and equipment, would be measured at fair value only if they were determined to be impaired. The Group performed impairment assessment of its goodwill annually as of the balance sheet date or more frequently when events or circumstances indicate an impairment may exist at the reporting unit level, the valuation methodology used to estimate the fair value of goodwill is discussed in Note10 - Goodwill for further information.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

The following table summarizes the Group’s assets held as of December 31, 2023 and 2024 for which a non-recurring fair value measurement was recorded during the years ended December 31, 2023 and 2024:

	Total Balance	Total Balance	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total (losses) gains
	RMB	US$	RMB	RMB	RMB	RMB
Fair value measurement—Non-Recurring:
As of December 31, 2024
Equity investments accounted for using the measurement alternative	158,890	21,768			158,890	(64,441)
Goodwill	424,099	58,101			424,099	(152,890)
As of December 31, 2023
Equity investments accounted for using the measurement alternative	158,771	22,362			158,771	(121,392)

For equity securities accounted for under the measurement alternative, when there are observable price changes in orderly transactions for identical or similar investments of the same issuer, the investments are re-measured to fair value (Note 5). The non-recurring fair value measurements to the carrying amount of an investment usually requires management to estimate a price adjustment for the different rights and obligations between a similar instrument of the same issuer with an observable price change in an orderly transaction and the investment held by the Group. These non-recurring fair value measurements were measured as of the observable transaction dates. The valuation methodologies involved require management to use the observable transaction price at the transaction date and other unobservable inputs (level 3) such as volatility of comparable companies and probability of exit events as it relates to liquidation and redemption preferences.

When there is impairment of equity securities accounted for under the measurement alternative, the non-recurring fair value measurements are measured by using market approach by the Group at the date of impairment, which requires management to use unobservable inputs (level 3). As of December 31, 2024, the carrying value of these impaired investment measured at level 3 inputs were written down from RMB185,787 to fair value of RMB100,273 (US$13,737). In 2024, certain preferred shares held by the Group of an investment previously accounted for using the measurement alternative was reclassified and accounted for as available-for-sale debt securities since the preferred shares are redeemable at the Group’s option. The Group remeasured the fair value of the investment upon the reclassification with a remeasurement loss of RMB12,173 (US$1,668). The significant unobservable inputs used in the fair value measurement and the corresponding impacts to the fair values are presented below:

	Fair value	Valuation technique	Unobservable inputs	Range
Equity investments accounted for using measurement alternative	158,890	Back-Solve method	• Volatility	65.9%
		Market Approach	• Volatility	50.7%~51.5%

24. SUBSEQUENT EVENTS

The Group has evaluated subsequent events through the date of issuance of the consolidated financial statements and has not identified any subsequent events that would have material financial impact on the Group’s consolidated financial statements.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

25. CONDENSED FINANCIAL INFORMATION OF THE COMPANY

Balance Sheets

	As of December 31,
	2023	2024
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	202,028	156,153	21,393
Prepayments and other current assets, net	2,715	2,442	335
Due from subsidiaries and related parties, net	2,604,647	2,694,282	369,115
Total current assets	2,809,390	2,852,877	390,843
Non-current assets
Long-term investments	152,355	75,831	10,389
Contractual interests in VIEs and their subsidiaries	2,232	57,067	7,818
Investment in subsidiaries	251,747	—	—
Total non-current assets	406,334	132,898	18,207
Total assets	3,215,724	2,985,775	409,050
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued expenses and other current liabilities	12,730	10,822	1,482
Investment deficit in subsidiaries	—	325,009	44,526
Due to subsidiaries and related parties	581,529	590,160	80,852
Income tax payable	14,322	13,526	1,853
Total current liabilities	608,581	939,517	128,713
Deferred tax liabilities	8,277	531	73
Other non-current liabilities	142,995	145,129	19,883
Total non-current liabilities	151,272	145,660	19,956
Total liabilities	759,853	1,085,177	148,669
Shareholders’ equity
Class A ordinary shares (par value of US$0.000025 per share; 7,600,000,000 shares authorized; 493,104,900 and 518,104,900 shares issued as of December 31, 2023 and 2024, respectively; 487,212,501 and 499,357,794 shares outstanding as of December 31, 2023 and 2024, respectively)	81	83	11
Class B ordinary shares (par value of US$0.000025 per share; 1,400,000,000 shares authorized; 1,006,956,885 and 1,016,429,335 shares issued as of December 31, 2023 and 2024, respectively; 1,006,956,885 and 1,016,429,335 shares outstanding as of December 31, 2023 and 2024, respectively)	163	165	23
Additional paid-in capital	2,711,875	2,722,504	372,982
Accumulated losses	(613,102)	(1,232,577)	(168,863)
Accumulated other comprehensive income	356,854	410,423	56,228
Total shareholders’ equity	2,455,871	1,900,598	260,381
Total liabilities and shareholders’ equity	3,215,724	2,985,775	409,050

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Statements of Comprehensive loss

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Revenues	—	—	—	—
Cost of revenues	—	—	—	—
Gross profit	—	—	—	—
Operating expenses
Research and development	—	—	—	—
General and administrative	(23,615)	(14,013)	(21,131)	(2,895)
Impairment of goodwill	—	—	—	—
Total operating expenses	(23,615)	(14,013)	(21,131)	(2,895)
Equity in loss of subsidiaries	(471,710)	(293,917)	(541,389)	(74,169)
Interest income, net	3,211	5,420	6,798	931
Foreign exchange gains/(losses), net	280	658	(553)	(76)
Other expense , net	(25,441)	(329,592)	(69,164)	(9,475)
Loss before income taxes	(517,275)	(631,444)	(625,439)	(85,684)
Income tax expenses	3,800	28,546	7,882	1,080
Net Loss	(513,475)	(602,898)	(617,557)	(84,604)
Other comprehensive (loss) income, net of tax of nil
Unrealized (losses)/gains on available-for-sale securities, net	(8,269)	(43,494)	2,642	362
Foreign currency translation adjustments	273,955	46,400	50,927	6,977
Other comprehensive income	265,686	2,906	53,569	7,339
Total comprehensive loss	(247,789)	(599,992)	(563,988)	(77,265)

Statements of Cash Flows

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Net cash used in operating activities	(26,054)	(12,315)	(12,681)	(1,737)
Net cash provided by (used in) investing activities	137,160	82,830	(35,746)	(4,897)
Net cash used in financing activities	—	(2,503)	—	—
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(761)	3,270	2,552	350
Net increase (decrease) in cash and cash equivalents and restricted cash	110,345	71,282	(45,875)	(6,284)
Cash and cash equivalents and restricted cash at beginning of the year	20,401	130,746	202,028	27,677
Cash and cash equivalents and restricted cash at end of the year	130,746	202,028	156,153	21,393

(a) Basis of presentation

For the Company only condensed financial information, the Company records its investment in its subsidiaries, VIEs and subsidiaries of VIEs under the equity method of accounting. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries” and share of their income as “Equity in loss of subsidiaries” on the condensed statements of comprehensive

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

loss. The subsidiaries, VIEs and subsidiaries of VIEs did not pay any dividends to the Company for the year ended 31, 2023 and 2024. The Company received dividends of RMB435,055 and nil from its subsidiaries for the year ended 31, 2023 and 2024, respectively.

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

Besides of the investigation mentioned above, there are no pending legal proceedings and litigations that would have a material adverse impact on the Company's financial positions, results of operations or cash flows as of December 31, 2024.