Form 20-F
period 2025-12-31
Cheetah Mobile Inc.
filed 2026-04-23
CIK 1597835

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025.

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

NONE

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 511,244,362 Class A ordinary shares and 1,040,686,985 Class B ordinary shares, par value US$0.000025 per share, as of December 31, 2025.

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

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•
“we,” “us,” “our company,” or “our” refers to Cheetah Mobile Inc., its subsidiaries and, in the context of describing our operations and consolidated financial information, the consolidated variable interest entities and their subsidiaries in China, including but not limited to Beijing Mobile, and Beijing Network. References to the consolidated variable interest entities may include their subsidiaries, depending on the context as appropriate;
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

We present our financial results in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this annual report is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.9931 to US$1.00, the exchange rate on December 31, 2025 set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any RMB or U.S. dollar amount could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all.

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
•
our ability to monetize our products, services and user traffic across our businesses;
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

Item 3. Key Information

Our Holding Company Structure and Contractual Arrangements with the Consolidated Variable Interest Entities

Cheetah Mobile Inc. is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in its consolidated variable interest entities. We conduct our operations in China through (i) our PRC subsidiaries and (ii) the consolidated variable interest entities and their subsidiaries, including but not limited to Beijing Mobile and Beijing Network.

PRC laws and regulations restrict and impose conditions on foreign investment in the internet industry, including the mobile internet industry. Accordingly, we operate part of our business in China through the consolidated variable interest entities. We exercise effective control over the consolidated variable interest entities through a series of contractual arrangements among (a) our company, (b) certain of our PRC subsidiaries, including but not limited to, Beijing Kingsoft Internet Security Software Co., Ltd., or Beijing Security, and Conew Network Technology (Beijing) Co., Ltd., or Conew Network, (c) the consolidated variable interest entities, and (d) the shareholders of the consolidated variable interest entities. External revenues contributed by the consolidated variable interest entities accounted for 42.9%, 35.0% and 29.2% of our total revenues for the years of 2023, 2024 and 2025, respectively. As used in this annual report, “we,” “us,” “our company,” or “our” refers to Cheetah Mobile Inc., its subsidiaries and, in the context of describing our operations and consolidated financial information, the consolidated variable interest entities and their subsidiaries in China, including but not limited to Beijing Mobile, and Beijing Network. References to the consolidated variable interest entities may include their subsidiaries, depending on the context as appropriate.

The following diagram summarizes our corporate structure and identifies our significant subsidiaries and VIEs as of the date of this annual report.

Cheetah Mobile Inc.
(Cayman Islands)
100%
Hongkong Cheetah Mobile Technology Limited (Hong Kong)
100%
Cheetah Information Technology Company Limited (Hong Kong)
100%
Forward Vision Corporation Limited (Hong Kong)(3)
100%
75.43%
80%
Cheetah Intelligence Inc. (Cayman)(6)
BC Wave Lab Inc.(Cayman)
100%
Dream Ahead Pte. Ltd. (Singapore)(5)
Conew.com Corporation (British Virgin Islands)
100%
Cheetah Intelligence Hong Kong Limited (Hong Kong)(7)
100%
100%
57.71%
100%
Japan Kingsoft Inc. (Japan)
Hongkong Zoom Interactive Network Marketing Technology Limited (Hong Kong)
100%
100%
BC WAVE LAB PTE. LTD.(Singapore)
Marshotspot Limited (Hong Kong)
100%
100%
Outside PRC
Inside PRC
100%
100%
Beijing Kingsoft Cheetah Technology Corporation Limited
Zhuhai Juntian Electronic Technology Co., Ltd.
Conew Network Technology (Beijing) Co., Ltd.(4)
Zhuhai Baobaohong Technology Co., Ltd.
Beijing Mars Hostspot Technology Co., Ltd.
100%
100%
100%
Zhuhai Hainiao Technology Co., Ltd.(8)
Zhuhai Baohaowan Technology Co., Ltd.
8.30%
Beijing Cheetah Mobile Technology Co., Ltd.(2)
Beijing Kingsoft Internet Security Software Co., Ltd.
100%
Zhuhai Baoqu Technology Co., Ltd.
100%
63.80%
Jingdezhen Jibao Information Service Co., Ltd.
Beijing Orion Star Technology Co.,Ltd.(4)
1.85%
Equity Control
Contractual Arrangements
Beijing Cheetah Network Technology Co., Ltd.(1)
100%
Jiujiang Orion Star Intelligent Technology Co.,Ltd.

Notes:

(1)
We consolidate Beijing Network through contractual arrangements among our company, Conew Network, Beijing Network, Mr. Kun Wang, and Mr. Wei Liu. Mr. Kun Wang and Mr. Wei Liu each own 50% equity interests in Beijing Network. Mr. Kun Wang is a former employee of our company, and Mr. Wei Liu is the vice president of Xiaomi Corporation.
(2)
We consolidate Beijing Mobile through contractual arrangements among our company, Beijing Security, Beijing Mobile, Mr. Sheng Fu, and Ms. Weiqin Qiu. Mr. Sheng Fu and Ms. Weiqin Qiu own 35% and 65% equity interests in Beijing Mobile, respectively. Mr. Sheng Fu is our chief executive officer and chairman of the board of directors, and Ms. Weiqin Qiu is an adviser of Kingsoft Corporation.
(3)
Forward Vision Corporation Limited ("Forward Vision", formerly known as Cheetah Technology Corporation Limited) has entered into deeds of nominee with the nominee shareholders of certain of our Hong Kong operating entities which we do not control through equity ownership. These deeds of nominee provide us with effective control over such Hong Kong entities, enable transfer of the economic benefits therein to us, and afford us the ability to have the equity interest held by the nominee shareholders transferred to us at our discretion.
(4)
Conew Network, through Gongqingcheng Orion Industrial Investment Center (Limited Partnership) ("The Fund"), indirectly holds 1.85% equity interest of Beijing OrionStar. Conew Network is one of the limited partners of the Fund and currently owns 49.5% interest in the Fund.
(5)
Dream Ahead Pte. Ltd.("Dream Ahead", formerly known as Cheetah Mobile Singapore Pte. Ltd.)
(6)
Cheetah Intelligence Inc.("Cheetah Intelligence", formerly known as Cheetah Mobile Seal Inc.)
(7)
Cheetah Intelligence Hong Kong Limited (formerly known as Cheetah Mobile Calls Hong Kong Limited.)
(8)
Zhuhai Hainiao Technology Co. Ltd ("Zhuhai Hainiao) was previously a variable interest entity and restructured as a subsidiary in February 2026.

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

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures") and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, Domestic Enterprises (as defined in the Trial Measures) that seek to offer and list securities overseas, directly or indirectly, should fulfill the filing procedure and report relevant information to the CSRC. In addition, according to the Trial Measures, any future issuance or offering after our listing may also be subject to filing or report procedures of the CSRC and we are also required to report certain material matters to the CSRC after our listing. Any failure to perform such filing or reporting procedures would subject us to administrative penalties by the CSRC which could harm our reputation and may adversely affect our results of operations or financial condition.

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

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and consolidated variable interest entities in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and consolidated variable interest entities have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company and the consolidated variable interest entities in China, including, among others, Internet Content Provider Licenses, or ICP Licenses, for the provision of internet information services, a license for value-added telecommunications services with the specification of online data processing and transaction processing business, or EDI license, Business License of Value-Added Telecommunications Services, or SP license, and Network Security Products security certification for our mobile and PC security applications, the Radio and Television Program Production and Operation License as a regulatory qualification reserve for the company's potential business in TV program production and distribution, and got Algorithm Filing for in-country deep synthesis services (service technology supporter). Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. Any lack of, or failure to keep, requisite licenses, permits, filings or approvals to our business operations, may harm our business. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may be adversely affected by the complexity of, and uncertainties and changes in, PRC regulation on mobile and PC internet businesses and companies.”

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

Under PRC laws and regulations, our PRC subsidiaries and consolidated variable interest entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-up capital, capital reserve and the statutory reserve funds of our PRC subsidiaries and the net assets of the consolidated variable interest entities in which we have no legal ownership, totaling RMB449.6 million (US$64.3 million) as of December 31, 2025. For details, see “Item 3. Key Information—Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from loans to our PRC entities or to make additional capital contributions to our PRC subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business.”

For the years ended December 31, 2023, 2024 and 2025, certain of our PRC subsidiaries have declared dividends to our Hong Kong subsidiaries for an aggregate amount of RMB10.2 million, RMB19.8 million and nil; the dividend payments are subject to withholding tax. We have made tax provisions based on the corresponding tax rate. If our PRC subsidiaries further declare and distribute profits earned after January 1, 2008 in the future, the dividend payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company. For the potential distributable profits to be distributed to our qualified Hong Kong incorporated subsidiary, the deferred tax liabilities are accrued at a 5% withholding tax rate. Cheetah Mobile Inc. transfers cash to its wholly-owned Hong Kong and Singapore subsidiaries, by making capital contributions or providing loans, and the Hong Kong or Singapore subsidiaries transfer cash to the subsidiaries in China by making capital contributions, providing loans or by making payment for inter-group transactions. Because Cheetah Mobile Inc. and its subsidiaries have contractual arrangements with the VIEs instead of equity ownership, they are not able to make direct capital contribution to the VIEs and their subsidiaries. However, they may transfer cash to the VIEs by loans or by making payment to the VIEs for inter-group transactions.

For the years ended December 31, 2023, 2024 and 2025, Cheetah Mobile Inc. through its intermediate holding companies provided capital contribution and loans with principal amount of RMB109.9 million, RMB260.3 million and RMB219.8 million (US$31.4 million), respectively, to its subsidiaries in China, and the subsidiaries repaid loans amount to RMB397.7 million, RMB74.6 million and RMB111.5 million (US$15.9 million) for the years ended December 31, 2023, 2024 and 2025. For the years ended December 31, 2023, 2024 and 2025, our PRC subsidiaries provide technical support, marketing and operating services to our overseas subsidiaries, total amounts paid for such services by our overseas subsidiaries to our PRC subsidiaries were RMB35.0 million, RMB0.5 million and RMB22.3 million (US$3.2 million). For the years ended December 31, 2023, 2024 and 2025, our overseas subsidiaries provide promotion service to our PRC subsidiaries, total amount paid for such services by our PRC subsidiaries to our overseas subsidiaries were RMB13.9 million, nil and nil.

For the years ended December 31, 2023, 2024 and 2025, our consolidated VIEs received debt financing of RMB33.6 million, RMB78.7 million and RMB297.6 million (US$42.6 million) from Cayman and subsidiaries, respectively, and the VIEs repaid the principal amount of RMB16.3 million, RMB44.0 million and RMB57.6 million (US$8.2 million), respectively to the related subsidiaries. In 2023, 2024 and 2025, our subsidiaries received debt financing of RMB87.0 million, RMB46.2 million and RMB4.7 million (US$0.7 million) from our certain consolidated VIEs, RMB47.0 million, nil and RMB35.0 million (US$5.0 million) was repaid, respectively.

The VIEs may transfer cash to the relevant subsidiaries by paying service fees related to technical support, back office support, marketing and sales agency services, and product operation services. For the years ended December 31, 2023, 2024 and 2025, the total amount of service fees that VIEs paid to the relevant subsidiaries related to such services was RMB363.0 million, RMB124.9 million and RMB450.8 million (US$64.5 million), respectively. The VIEs also provide cloud and promotion services to our subsidiaries, the total amount received from the relevant subsidiaries related to such services was RMB75.8 million, RMB78.9 million and RMB73.1 million (US$10.5 million), respectively for the years ended December 31, 2023, 2024 and 2025.

For the years ended December 31, 2023, 2024 and 2025, no material assets other than the above cash transactions were transferred between our subsidiaries and the consolidated variable interest entities.

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

Selected Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) Data

	For the Year Ended December 31, 2025
	Cheetah Mobile Inc.	WFOEs	Other Subsidiaries	VIEs and Their Subsidiaries	Eliminations	Consolidated Total
	(RMB, in thousands)
Revenues	—	91,619	982,723	466,620	(390,518)	1,150,444
Service fee revenue from VIEs and their subsidiaries	—	17,889	148,323	—	(166,212)	—
Service fee expenses charged by WFOEs and their subsidiaries	—	—	—	(166,212)	166,212	—
Share of loss from WFOEs and other subsidiaries	(135,542)	—	—	—	135,542	—
Share of loss from VIEs and their subsidiaries	(54,817)	(55,133)	—	—	109,950	—
Net loss	(257,713)	(102,372)	(11,176)	(54,250)	190,359	(235,152)

	For the Year Ended December 31, 2024
	Cheetah Mobile Inc.	WFOEs	Other Subsidiaries	VIEs and Their Subsidiaries	Eliminations	Consolidated Total
	(RMB, in thousands)
Revenues	—	56,866	731,888	344,094	(325,971)	806,877
Service fee revenue from VIEs and their subsidiaries	—	12,897	183,501	—	(196,398)	—
Service fee expenses charged by WFOEs and their subsidiaries	—	—	—	(196,398)	196,398	—
Share of loss from WFOEs and other subsidiaries	(559,817)	—	—	—	559,817	—
Share of income from VIEs and their subsidiaries	32,813	33,292	—	—	(66,105)	—
Net (loss) income	(617,557)	(100,797)	(398,095)	33,378	481,485	(601,586)

	For the Year Ended December 31, 2023
	Cheetah Mobile Inc.	WFOEs	Other Subsidiaries	VIEs and Their Subsidiaries	Eliminations	Consolidated Total
	(RMB, in thousands)
Revenues	—	56,465	576,693	348,433	(312,088)	669,503
Service fee revenue from VIEs and their subsidiaries	—	23,172	180,306	—	(203,478)	—
Service fee expenses charged by WFOEs and their subsidiaries	—	—	—	(203,478)	203,478	—
Share of (loss) income from WFOEs and other subsidiaries	(228,413)	—	—	—	228,413	—
Share of income (loss) from VIEs and their subsidiaries	(65,504)	(61,482)	—	—	126,986	—
Net loss	(602,898)	(106,062)	(84,599)	(64,999)	264,689	(593,869)

Selected Condensed Consolidated Balance Sheets Data

	As of December 31, 2025
	Cheetah Mobile Inc.	WFOEs	Other Subsidiaries	VIEs and Their Subsidiaries	Eliminations	Consolidated Total
	(RMB, in thousands)
Cash and cash equivalents	111,872	27,172	1,137,741	229,840	—	1,506,625
Short-term investments	—	—	9,527	—	—	9,527
Due from related parties, net	—	636	87,815	6,370	—	94,821
Others	477	38,339	1,447,103	136,913	—	1,622,832
Total current assets	112,349	66,147	2,682,186	373,123	—	3,233,805
Investments in subsidiaries	—	—	—	—	—	—
Contractual interests in VIEs and their subsidiaries	—	—	—	—	—	—
Others	10,263	19,763	1,080,915	339,126	—	1,450,067
Total non-current assets	10,263	19,763	1,080,915	339,126	—	1,450,067
Amount due from Cheetah Mobile Inc.	—	187	519,416	—	(519,603)	—
Amount due from WFOEs	2,020	—	955,515	129,152	(1,086,687)	—
Amount due from other subsidiaries	2,671,129	883,538	—	984,388	(4,539,055)	—
Amount due from VIEs and their subsidiaries	—	355,451	1,200,922	—	(1,556,373)	—
Amount due from Group companies	2,673,149	1,239,176	2,675,853	1,113,540	(7,701,718)	—
Total assets	2,795,761	1,325,086	6,438,954	1,825,789	(7,701,718)	4,683,872
Due to related parties	—	48	12,928	5,637	—	18,613
Investment deficit in subsidiaries	438,345	—	—	—	(438,345)	—
Contractual interests in VIEs	9,436	—	—	—	(9,436)	—
Others	21,277	61,150	2,166,308	282,043	—	2,530,778
Total current liabilities	469,058	61,198	2,179,236	287,680	(447,781)	2,549,391
Total non-current liabilities	141,907	2,317	30,922	987	—	176,133
Amount due to Cheetah Mobile Inc.	—	1,916	2,613,708	—	(2,615,624)	—
Amount due to WFOEs	297	—	867,386	316,146	(1,183,829)	—
Amount due to other subsidiaries	576,830	976,093	—	1,225,965	(2,778,888)	—
Amount due to VIEs and their subsidiaries	—	168,457	954,920	—	(1,123,377)	—
Amount due to Group companies	577,127	1,146,466	4,436,014	1,542,111	(7,701,718)	—
Total liabilities	1,188,092	1,209,981	6,646,172	1,830,778	(8,149,499)	2,725,524

Selected Condensed Consolidated Balance Sheets Data (Continued)

	As of December 31, 2024
	Cheetah Mobile Inc.	WFOEs	Other Subsidiaries	VIEs and Their Subsidiaries	Eliminations	Consolidated Total
	(RMB, in thousands)
Cash and cash equivalents	156,153	59,278	1,345,574	272,026	—	1,833,031
Short-term investments	—	—	335	—	—	335
Due from related parties, net	—	653	65,620	40,661	—	106,934
Others	2,442	20,323	1,670,682	145,933	—	1,839,380
Total current assets	158,595	80,254	3,082,211	458,620	—	3,779,680
Investments in subsidiaries	—	—	—	—	—	—
Contractual interests in VIEs and their subsidiaries	57,067	—	—	—	(57,067)	—
Others	75,831	21,898	1,230,600	396,292	—	1,724,621
Total non-current assets	132,898	21,898	1,230,600	396,292	(57,067)	1,724,621
Amount due from Cheetah Mobile Inc.	—	187	531,064	—	(531,251)	—
Amount due from WFOEs	2,066	—	851,173	112,953	(966,192)	—
Amount due from other subsidiaries	2,692,216	868,872	—	873,502	(4,434,590)	—
Amount due from VIEs and their subsidiaries	—	351,278	1,077,461	—	(1,428,739)	—
Amount due from Group companies	2,694,282	1,220,337	2,459,698	986,455	(7,360,772)	—
Total assets	2,985,775	1,322,489	6,772,509	1,841,367	(7,417,839)	5,504,301
Due to related parties	—	178	60,503	8,925	—	69,606
Investment deficit in subsidiaries	325,009	—	—	—	(325,009)	—
Others	24,348	47,427	2,578,527	361,873	—	3,012,175
Total current liabilities	349,357	47,605	2,639,030	370,798	(325,009)	3,081,781
Total non-current liabilities	145,660	4,108	64,038	1,588	—	215,394
Amount due to Cheetah Mobile Inc.	—	1,916	2,633,448	—	(2,635,364)	—
Amount due to WFOEs	337	—	847,963	311,345	(1,159,645)	—
Amount due to other subsidiaries	589,823	876,293	—	1,096,026	(2,562,142)	—
Amount due to VIEs and their subsidiaries	—	152,885	850,736	—	(1,003,621)	—
Amount due to Group companies	590,160	1,031,094	4,332,147	1,407,371	(7,360,772)	—
Total liabilities	1,085,177	1,082,807	7,035,215	1,779,757	(7,685,781)	3,297,175

Selected Condensed Consolidated Cash Flows Data

	For the Year Ended December 31, 2025
	Cheetah Mobile Inc.	WFOEs	Other Subsidiaries	VIEs and Their Subsidiaries	Eliminations	Consolidated Total
	(RMB, in thousands)
Net cash (used in)/provided by operating activities	(10,871)	(102,252)	229,572	(288,705)	—	(172,256)
Net cash (used in)/provided by investing activities	(30,612)	(120,420)	(502,244)	8,546	579,163	(65,567)
Net cash provided by/(used in) financing activities	—	190,566	84,970	239,406	(579,163)	(64,221)

	For the Year Ended December 31, 2024
	Cheetah Mobile Inc.	WFOEs	Other Subsidiaries	VIEs and Their Subsidiaries	Eliminations	Consolidated Total
	(RMB, in thousands)
Net cash (used in)/provided by operating activities	(12,681)	(95,399)	(266,531)	136,288	—	(238,323)
Net cash used in investing activities	(35,746)	(4,397)	(163,914)	(75,602)	245,569	(34,090)
Net cash provided by financing activities	—	130,066	150,475	34,141	(245,569)	69,113

	For the Year Ended December 31, 2023
	Cheetah Mobile Inc.	WFOEs	Other Subsidiaries	VIEs and Their Subsidiaries	Eliminations	Consolidated Total
	(RMB, in thousands)
Net cash (used in)/provided by operating activities	(12,315)	(11,949)	606,501	(31,775)	—	550,462
Net cash provided by/(used in) investing activities	82,830	7,946	(432,969)	8,765	284,367	(49,061)
Net cash (used in) / provided by financing activities	(2,503)	12,423	289,892	(22,223)	(284,367)	(6,778)

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

Risks Relating to Our Business and Industry

•
Although our internet products users decreased in prior years, we have observed certain user growth in recent periods. However, we cannot assure you that this growth trend will continue, and our user base may fluctuate or decline in the future. Any decline in our user base would materially and adversely affect our business, financial condition and results of operations.

•
If our products and services, including our robotic products, our AI-powered business applications, our advertising agency services and multi-cloud management services, fail to offer a good experience and meet customer expectations, our business, results of operations and reputation would be materially and adversely affected.
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
•
The current tensions in international trade and rising international political tensions, especially U.S. international trade cross-border investment policies with regards to China, may adversely affect our business, financial condition, and results of operations.
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

Risks Relating to Our Business and Industry

Although our internet products users decreased in prior years, we have observed certain user growth in recent periods. However, we cannot assure you that this growth trend will continue, and our user base may fluctuate or decline in the future. Any decline in our user base would materially and adversely affect our business, financial condition and results of operations.

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

Although we have experienced a decline in users and monthly active users of certain of our products and services in prior years, we have observed certain user growth in recent periods. However, this recovery remains highly uncertain and subject to volatility. Multiple factors may contribute to a decline, including pressures such as increased competition, changes in consumer preferences and spending, and persistent challenges in maintaining user engagement. If this recovery fails to sustain or reverses, it could have a material adverse impact on our results of operations and financial condition. Lower user and active user metrics can directly translate to decreased revenues and profits, while also indicate deeper challenges in continuing to attract new users or maintain our relevance in the marketplace amid shifting consumer demands. However, there can be no guarantee that our efforts to sustain and build upon the recent recovery will succeed and any prolonged attrition could materially harm our results of operations, financial performance and growth prospects. Furthermore, if any major distribution channel changes their standard terms and conditions in a manner that is detrimental to us, or terminate their existing relationship with us, our business, financial condition and results of operations may be materially and adversely affected.

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

If our products and services, including our robotic products, our AI-powered business applications, our advertising agency services and multi-cloud management services, fail to offer a good experience and meet customer expectations, our business, results of operations and reputation would be materially and adversely affected.

A key part of our business strategy depends on our ability to provide high-quality products and services, including our robotic products, AI-powered business applications, advertising agency services and multi-cloud management services. Any actual or perceived reduction in the quality or performance of our offerings could damage our reputation and result in customer dissatisfaction. Our products and services may contain undetected errors, defects or vulnerabilities, especially when first introduced or when new models or versions are released. If our products do not perform in line with customer expectations, it could negatively impact our brand affinity and customer loyalty. We may also experience quality control issues as we scale our operations, expand our product and service offerings, and integrate new technologies. If we are unable to provide consistent and high-quality customer service, respond quickly to technical issues, or satisfy customer demands in a timely manner, we may lose customers and damage our brand image and reputation. Failure to maintain high-quality customer service and technical support could materially and adversely affect our results of operations and prospects. Additionally, any negative publicity related to our products and services, regardless of its accuracy, could further damage our business, brand image and reputation. Social media amplification of any actual or perceived issues with our offerings could rapidly and significantly harm our business and financial performance. If we are unable to continue offering high-quality, innovative and differentiated products and services that meet or exceed customer expectations, our competitive position, results of operations and financial condition could be materially and adversely impacted.

If our expansion into new businesses is not successful, our results of operations and growth prospects may be materially and adversely affected

As part of our strategic evolution, we are expanding our offerings to increasingly serve the needs of corporate customers with the application of cutting-edge technologies. This expansion includes the introduction and development of, among others, robotic products and AI-powered business applications. This strategic pivot is aimed at diversifying our revenue streams and capturing new market opportunities within the corporate sector.

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

Our expansion into robotic products and AI-powered business applications represents a significant transformation in our business model. While we believe these attempts will create new development opportunities for our future success, our ability to achieve the pre-determined strategic objectives is subject to inherent risks. If our expansion fails to deliver the operating results we anticipate, our business, results of operations, and financial position could be materially and adversely affected.

Because a limited number of customers contribute to a significant portion of our revenues, our revenues and results of operations could be materially and adversely affected if we were to lose a significant customer or a significant portion of its business.

Currently, a limited number of customers contribute a significant portion of our revenues. Our customers primarily comprise mobile advertising networks and partners, e-commerce companies, mobile application developers and mobile game developers, as well as individual customers, to which we refer traffic, sell advertisements, provide network security and technical services. In 2023, 2024 and 2025, our five largest customers in aggregate contributed approximately 29.2%, 30.3% and 41.9% of our revenues, respectively. We expect that a limited number of our customers will continue to contribute a significant portion of our revenues in the near future. If we lose any of these customers, or if revenues generated from a significant customer are substantially reduced due to, for example, increased competition, a significant change in the customer’s business policy or operation, suspected breach or violation to the underlying contract or policy, any deterioration in customer relationship, or significant delays in payments for our services, our business, financial condition and results of operations may be materially and adversely affected.

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

If we fail to address any of the above risks and uncertainties, our business may be materially and adversely affected. Meanwhile, in the dynamic landscape of today’s market, venturing into new business or strengthening our existing business lines, such as robotic products and AI-powered business applications, presents us with a complex array of risks and uncertainties that are integral to competing in rapidly evolving industries. The necessity for continuous research and development to sustain a competitive edge, coupled with the financial strain of capital investments, may significantly impact our profitability and operational capacity. Expanding into new geographic markets brings additional challenges, including navigating complex regulatory environments, cultural nuances, and political instability, which could hinder our expansion efforts. Ethical and societal considerations surround AI and robotic products add layers of operational challenges. These factors collectively pose substantial risks and uncertainties for our business operations, revenue growth, and financial condition, as we continue to compete with other market players as regards our existing business while expanding our business to cover additional evolving industries.

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

We face intense competition in our businesses. In the internet business, we compete with other mobile application and PC software developers, including those developers that offer products purported to perform similar functions as Duba Anti-virus and Clean Master, such as 360 Security Technology Inc., or 360, in China’s internet security and anti-virus market. In the AI and others business, we compete with other companies offering similar product and service offerings as robotic products, such as PUDU Robotics, KEENON Robotics, Yunji Technology and Dobot Robotics, multi-cloud management business, overseas advertising business and AI-empowered applications globally. In addition, we compete with all major internet companies for user attention and advertising spend.

As we expand or enhance our business presence across evolving technology landscapes, we face increased competition associated with different technology domains. Since November 30, 2023, we have consolidated the financial results of Beijing OrionStar, a company focusing on the research and development of AI, into our consolidated financial statements. Meanwhile, we have also been stepping up efforts to strengthen our business related to large models, artificial intelligence generated content ("AIGC") and AI agent products. However, many of these sectors on which we focus are undergoing rapid evolution and attracting intense competition. For example, in robotics, hardware capabilities are progressing quickly, allowing more players to enter the market with advanced automation solutions. On the AIGC front, generative AI techniques are developing at a tremendous pace thanks to recent breakthroughs in large language models. These swift technological advancements have drawn major attention and investment from technology giants at home and abroad. As consumer demand for smart robotics and AIGC solutions grows, additional well-funded competitors are likely to emerge. While we have solid expertise and capabilities, the ongoing evolution of these sectors may bring significant competitive threats from new and existing players aiming to capitalize on the next wave of innovation.

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

If major software and application distribution channels and co-operation partners change their standard terms and conditions in a manner that is detrimental to us, or terminate their existing relationship with us or our partners, our business, financial condition and results of operations may be materially and adversely affected.

We currently rely on distribution channels and co-operation partners to distribute our PC software and mobile applications. The terms and conditions of our relationships with these channels and partners are subject to their interpretation and may change frequently. If any of these channels or partners changes its terms and conditions in a manner that is detrimental to us, reduces our revenue-sharing arrangements, or terminates its relationship with us, our ability to reach users, generate revenues and grow our business could be materially impaired, thus our business, financial condition and results of operations may be materially and adversely affected.

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

We mostly use external cloud-based services, such as Tencent cloud, AWS etc. instead of self-owned servers. These external services may experience downtime from time to time, and we have limited control over the quality and reliability of these services. Any scheduled or unscheduled interruption in our ability to use such services could result in service disruption, which could result in an immediate, and possibly substantial, loss of revenues. If any such incidents take place, our brands and user perception of the reliability of our systems may be adversely affected.

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

We have historically defended against putative shareholder class action lawsuits described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” We may be named as a defendant in putative shareholder class action lawsuit in the future. We will be unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of any such lawsuit. In the event that our defense of any such lawsuit is unsuccessful, there can be no assurance that we will prevail in any appeal. Any adverse outcome of these cases, including any plaintiff’s appeal of a judgment in any such lawsuit, could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from any such lawsuit. The litigation processes may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to any such lawsuit, and we cannot predict the impact that indemnification claims may have on our business or financial results.

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

We have limited experience commercializing our robotic products at a large scale and may not be able to do so efficiently or effectively.

Our company has limited experience in scaling the commercialization of our robotic products, and there is a risk that we may not achieve this expansion efficiently or effectively. A critical component of our strategic plan for our service robot line is to expand our sales, marketing, training, customer support, and maintenance services. This expansion includes recruiting staff who possess the requisite expertise. However, managing and sustaining this growth is both costly and complex. If we are unable to utilize our organization effectively, it could hinder our ability to increase sales, as well as impede the introduction and acceptance of our robotic products into new markets.

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

We are substantially reliant on our relationships with suppliers and service providers for the parts and components in our robotic products, as well as for most of our manufacture of our robotic products. If any of these suppliers or service partners choose to not do business with us, then we would have significant difficulty in procuring and producing our robotic products and our business prospects would be significantly harmed.

Our robotic products contain hundreds of components which are assembled by third-party manufacturing partners. Collaboration with third parties for the manufacturing of robotic products is subject to risks with respect to operations that are beyond our control. Global supply chain problems directly impact our ability to obtain these components cost-effectively. We could experience delays to the extent our current or future partners do not continue doing business with us, meet agreed upon timelines, experience capacity constraints or otherwise are unable to deliver components or manufacture robotic products as expected. Failure to secure supplier agreements for components that may face availability constraints due to supply chain disruptions can result in higher prices for those components, which in turn increases the cost of manufacturing robotic products and result in an adverse financial impact on our delivery economics.

As a company in the early stages of expanding our robotic offerings, there is uncertainty around future market demand and production requirements. If adoption of our robots accelerates rapidly, we may need to ramp up manufacturing substantially to fulfill increased orders. However, scaling production could pose challenges given our reliance on third-party suppliers and manufacturers. We cannot guarantee that our existing network of suppliers and service providers will have the capacity to expand their operations and output at the pace or to the extent needed to meet our evolving production needs. Supplier capacity limitations could result in delays in fulfilling robot orders and launching new models, potentially inhibiting our growth. Additionally, rapidly increasing production could strain quality control and supply chain logistics. If our partners are unable to keep pace with our production expansion or fail to maintain quality standards during such growth, it could damage customer trust and satisfaction in our service robot offerings.

There is a risk of potential disputes with partners, and we could be affected by adverse publicity related to our partners whether or not such publicity is related to their collaboration with us. Our ability to successfully build a premium brand could also be adversely affected by perceptions about the quality of our partner manufacturers’ robotic products or other robotic products manufactured by the same partner. In addition, although we intend to be involved in material decisions in the supply chain and manufacturing process, given that we also rely on our partners to meet our quality standards, there can be no assurance that we will be able to maintain high quality standards.

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

In addition to the traditional collaborative manufacturing model, we have established our own production facility in China to support our independent manufacturing of our service robots. However, our self-owned facility and the independent manufacturing model may introduce new risks due to our limited experience in independent manufacturing. The complexities of independently managing all aspects of production, such as overseeing the entire production line and supervising production personnel, could lead to unforeseen obstacles in maintaining production efficiency and timeliness, which may result in delays in our product launch and delivery. Consequently, we may need to invest more time and resources to ensure that products manufactured at our own facilities meet quality standards and regulatory requirements. We have limited experience in managing our manufacturing workforce and may face challenges in providing training to our production personnel. We cannot guarantee that we will be able to attract or retain qualified personnel or other highly skilled employees in a timely and cost-efficient manner. Any failure to effectively manage or provide adequate training to our manufacturing workforce and production personnel, as well as attract or retain qualified personnel, may result in production delays, reduced efficiency, and potential quality issues.

Furthermore, if our business requires additional production capacity in the future, we may need to expand or convert our existing manufacturing facility. Any such expansion or conversion could face delays or other difficulties, potentially affecting our ability to meet production demand on a timely basis. Moreover, additional capital may be required to maintain our property, plant, and equipment, and such costs may exceed our current expectations. We cannot assure you that we would be able to complete any expansion or conversion of our manufacturing facility or increase our production capacity on schedule and within budget.

Our operating results could be materially harmed if we are unable to accurately forecast customer demand for our products and services or manage our inventory.

To ensure adequate inventory supply for our products, we procure products and components based on demand and production forecasts. The ability to accurately forecast demand for our products and services could be affected by many factors, including changes in customer demand for our products and services, and unanticipated changes in general market and economic conditions. In addition, as we continue to introduce new products and services, we may also face challenges managing the production plan of our existing products, which may in turn affect the inventory management for our existing products. If we fail to accurately forecast customer demand, we may experience excess inventory levels or a shortage of products available for sale. Inventory levels in excess of customer demand may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which may cause our gross margin to suffer and could impair the strength of our brand. In 2023, 2024 and 2025, our impairment of inventory were RMB2.6 million, RMB1.2 million, and RMB7.1 million (US$1.0 million), respectively. On the other hand, in the case we experience shortage of products, we may be unable to meet the demand for our products, and our business and operating results could be adversely affected.

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

In September 2011, Mr. Sheng Fu, our chief executive officer, was named as a defendant in a lawsuit filed by Qihoo 360 Technology Co., Ltd., or Qihoo, the previous U.S. listed entity of 360, in the High Court of the Hong Kong Special Administrative Region. The complaint, which has been amended multiple times since its filing, alleged that Mr. Fu has breached his contractual obligations of confidentiality, non-competition, non-solicitation and non-disparagement under the agreements Mr. Fu had entered into with a subsidiary of Qihoo prior to his resignation from the subsidiary in August 2008. In connection with the complaint, Mr. Fu has filed a counterclaim against Qihoo, on the basis that Qihoo failed to fulfill its obligations to deliver the shares granted to him upon his resignation. In May, 2018, following the parties’ joint application, the court ordered that the proceedings be stayed for the parties to finalize and implement any settlement arrangements, and there be liberty to restore the proceedings. As of the date of this annual report, there have been no material developments in this matter.

However, it is inherently difficult to predict whether the lawsuit will be resumed, or the duration, process and outcome of such proceedings. Any litigation, regardless of the merits, can be time-consuming and can divert Mr. Fu’s attention away from our business. Should Qihoo resume or ultimately prevail in the lawsuit against Mr. Fu, Mr. Fu’s reputation may be harmed. Moreover, although we have not been named as a defendant in the lawsuit, we cannot guarantee that Qihoo or 360 will not initiate proceedings against us in the future, which could adversely affect our reputation, business and results of operations.

We have made significant capital investment in a number of strategic investments, acquisitions and partnerships, which may not be successful and may have a material and adverse effect on our business, reputation and results of operations.

We have made significant capital investment in strategic investments, acquisitions and partnerships to complement our organic business expansion. We have also made a number of investments in securities and minority investments in companies with strategic value for us. These investments and acquisitions require a significant amount of capital, which decreases the amount of cash available for working capital or capital expenditures. In 2023, 2024 and 2025, we have paid for investments and acquisitions in an aggregate amount of RMB292.4 million, RMB37.0 million and RMB144.3 million (US$20.6 million), respectively. If these investments and acquired business do not perform as we have expected, become less valuable to our business due to a change in our overall business strategy, or if the industry, regulatory or economic environments deteriorate, they could result in significant impairment of investments and goodwill. In 2023, 2024 and 2025, our impairment of investments and goodwill were RMB578.3 million, RMB272.3 million and RMB72.4 million (US$10.4 million), respectively. In addition, potential acquisitions of businesses and assets may increase our capital and expenses in integrating new businesses and personnel into our own, require significant management attention and result in a diversion of resources away from our existing business, which in turn could have an adverse effect on our business operations. Further, potential acquisitions could result in increased leverage, potentially dilutive issuances of equity securities and exposure to potential unknown liabilities of the acquired business. The costs of identifying and consummating acquisitions may also be significant. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from relevant government authorities for the acquisitions and comply with applicable laws and regulations, which could result in increased costs and delays.

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

If we are determined to be an investment company under the Investment Company Act of 1940, applicable restrictions could have a material adverse effect on our business and the price of our ADSs and Class A ordinary shares.

We do not believe we are subject to regulation under the Investment Company Act of 1940, as amended (the “40 Act”). We are a China-based IT company with a commitment to AI innovation, providing diversified products and services spanning internet, robotics and enterprise services across global markets. We have developed and launched a diversified suite of software products for PCs and mobile devices, designed to address users' needs in document processing, system optimization and AI agent products, among others. We provide advertising services to advertisers worldwide, value-added services including the sale of premium membership to our users, multi-cloud management platform and overseas advertising agency services to companies globally, as well as robotic products to international clients. Leveraging our extensive experience across software, enterprise services, and robotics, our strategic focus is on delivering AI-powered products and solutions that seamlessly integrate both software and hardware capabilities. In connection therewith, our company and certain of our subsidiaries hold interests in securities, including, among other things, minority interests in operating companies and investment funds. Following our analysis under the 40 Act and relevant guidance, we believe each of our company and our subsidiaries either does not meet the definition of “investment company” under the 40 Act because it holds less than 40% of its assets (exclusive of government securities and cash items) in the form of securities or is exempt from registration under Rule 3a-1 or Rule 3a-3 under the 40 Act. We intend to continue to conduct our operations so that we will not be deemed an investment company.

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

If we fail to effectively implement our business strategies or maintain our growth momentum, our business and operating results could be harmed.

Our business experienced revenue fluctuation in prior years. Total revenue increased from RMB669.5 million in 2023 to RMB806.9 million in 2024 and to RMB1,150.4 million (US$164.5 million) in 2025. While we have achieved revenue growth in recent periods, our business continues to face some challenges, and we may not be able to maintain this growth momentum in the future. In addition, maintaining our growth requires significant expenditures and allocation of valuable management time and resources. To execute our business plan and strategy, we need to continuously improve our operational and financial systems, procedures and controls, and expand, train, manage and maintain good relations with our employee base. Further, we must expand and continue to engage or maintain our relationships with a growing number of users, customers and business partners. Resumed growth could also strain our ability to maintain reliable service for our users, customers and business partners. We operate in a dynamic and rapidly evolving market and investors should not rely on our past results as an indication of our future operating performance. Any failure to effectively manage our growth or implement our business strategies may materially and adversely affect our business and results of operations.

Our results of operations are subject to seasonal fluctuations due to a number of factors, any of which could adversely affect our business and operating results.

We are subject to seasonality and other fluctuations in our business. Online advertising revenues from our internet business are affected by seasonality in advertising spending in both China and the overseas markets. In 2025, online advertising revenues from our Internet business accounted for 18.5% of our total revenues. We believe that such seasonality in advertising spending affects our quarterly results, resulting in growth in our online advertising revenues from internet business between the third and the fourth quarters but a decline from the fourth quarter to the next quarter. Thus, our operating results for one or more future quarters or years may fluctuate substantially or fall below the expectations of securities analysts and investors. In such event, the trading price of the ADSs may fluctuate significantly.

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
•
our ability to increase brand awareness and trust among existing and potential users and enterprise customers through various marketing and promotional activities;

•
our ability to adopt new technologies or adapt our products and services to meet the needs and expectations of both individual users and enterprise customers;
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

Third parties with whom we conduct our business, including our cloud service providers, channel distribution partners, content providers, hardware manufacturers and advertisers, may be subject to regulatory penalties or punishments because of their regulatory compliance failures, which may disrupt our business. Any legal liabilities of, or regulatory actions against, such third parties may affect our business activities and reputation and, in turn, our results of operations. For example, we depend on third-party manufacturers and component suppliers for the production of our robotic products. If any of our manufacturing partners or key component suppliers fail to comply with applicable product quality and safety standards, environmental regulations, or export control requirements, the production and delivery of our products could be delayed or disrupted, and we may face product liability claims, regulatory penalties, or reputational harm. If we or our third-party partners are found to be in violation of applicable laws and regulations, we may be subject to penalties and our reputation may be harmed, which may have an adverse effect on our business, financial condition, results of operations and prospects.

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

We have obtained Internet Content Provider Licenses, or ICP Licenses, for the provision of internet information services, a license for value-added telecommunications services with the specification of online data processing and transaction processing business, or EDI license, Business License of Value-Added Telecommunications Services, or SP license, relevant security certifications or passing required security testing for our mobile and PC security applications, and Algorithm Filing for in-country deep synthesis services (service technology supporter). These licenses and filing are essential to the operation of our business and are generally subject to regular government review or renewal. However, we cannot assure you that we can successfully renew these licenses or filing in a timely manner or that these licenses and filing are sufficient to conduct all of our present or future business.

Also, according to the current relevant regulations of AIGC, large language models shall be got Algorithm Filing and Large Language Model Filing. Our large language model, “OrionStar”, completed Algorithm Filing both for in-country deep synthesis services (service technology supporter), and the large language model. However, the AI industry in which we operate is highly regulated. Other than large language models, mobile applications based on large language models shall also be required to get Algorithm Filing and pass security assessment, and requirements of different application markets varies. Therefore, we cannot assure that we can successfully renew current licenses, filings or assessments required for our business in a timely manner or that these licenses, filings or assessments are sufficient to conduct all of current or future business. In addition, our newly developed smart personal mobility products may be subject to varying regulatory standards across different jurisdictions, and in certain jurisdictions, such products may be classified as medical devices or be required to meet more stringent medical device certification standards. If we fail to obtain, renew or maintain any of the requisite licenses or approvals or make necessary and appropriate filings in any of the jurisdictions where we have business operations, we may be subject to various penalties, including fines, discontinuation or restriction of our business operations.

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

Pursuant to NDRC Order 11, any sensitive outbound investment project carried out by overseas enterprise controlled by a PRC natural person shall be subject to a verification and approval procedure, and any non-sensitive outbound investment project, with the total investment amount from any Chinese investor via overseas enterprise under its control exceeding US$300 million, shall be reported to NDRC before the implementation of the project. On February 12, 2017, Kingsoft Corporation have entered into a voting proxy agreement with Mr. Sheng Fu, which became effective on October 1, 2017. According to such agreement, Kingsoft Corporation have delegated to Mr. Sheng Fu its approximately 36.6% voting power of our company. Mr. Sheng Fu has approximately 47.8% voting power of our company so far. As we and our overseas subsidiaries may be considered as companies under control of Mr. Sheng Fu pursuant to NDRC Order 11, verification and approval procedure or reporting may be required when we or our subsidiaries make investments outside China. While we endeavor to comply with NDRC Order 11 and other regulations regarding outbound investment, we cannot assure you that our existing or future subsidiaries will maintain all applicable outbound investment procedures in a timely manner, and any non-compliance on their part may cause potential liabilities to us and disrupt our operations. See “Item 4. Information on the Company—B. Business Overview—Regulations— Regulations on Outbound Investment” for further details.

Our business collects and processes a large amount of data, including business and personal data, and any improper collection, hosting, use or disclosure of data could harm our reputation and have a material adverse effect on our business and prospects.

Our business generates and processes a large volume of business data and personal data.

In terms of business data, if the customers’ business data is leaked, especially core data, we may violate laws and regulations such as the Civil Code, which may result in bearing liability for breach of contract or tort. Another significant challenge to our business data is the secure storage of confidential information and its secure transmission over public networks. Therefore, we need to comply with the provisions of the Data Security Law, the Measures for the Security Assessment of Cross-border Data Transfer, the Cybersecurity Review Measures and other applicable regulations. Maintaining complete security for the storage and transmission of confidential information on our platform is essential to maintaining our operating efficiency as well as complying with the applicable laws and standards. Any failure or perceived failure to comply with all applicable data privacy and protection laws and regulations or to take prompt rectification actions as required by the enforcement authorities, or any failure or perceived failure of our business partners to do so, or any failure or perceived failure of our employees to comply with our internal control measures, especially the data-related measures, may result in negative publicity and legal proceedings or regulatory actions against us, and could damage our reputation, discourage current and potential users and customers from using our products or services and subject us to fines, damages and rectification, which could have a material adverse effect on our business and results of operations.

In terms of personal data, we have enacted privacy policies concerning the collection, use and disclosure of personal data. We face risks inherent to handling and protecting a large quantity of data and disclosure of personal data, especially we face a number of challenges relating to data security and privacy.

In recent years, the PRC government has promulgated Laws and regulations relating to internet use to protect personal information from any unauthorized disclosure. For example, on August 20, 2021, the Standing Committee of the National People’s Congress, or SCNPC, promulgated the Law of Personal Information Protection of PRC, or the Personal Information Protection Law, which became effective on November 1, 2021. Pursuant to Personal Information Protection Law, the processing of personal information includes the transmission, provision, disclosure, deletion, etc. of personal information, and before processing personal information, personal information processors should truthfully, accurately and completely inform individuals in a conspicuous manner and in clear and easy-to-understand language. Where personal information is processed in violation of the provisions of the Personal Information Protection Law, or the processing of personal information fails to fulfill the personal information protection, the department performing personal information protection duties shall order corrections, give warnings, confiscate illegal gains and order to suspend or terminate the provision of services by the applicants that illegally process personal information; if the personal information processor refuses to make corrections, a fine of not more than RMB1 million shall be imposed; the directly responsible person in charge and other directly responsible personnel shall be fined not less than RMB10,000 but not more than RMB100,000. On February 12, 2025, the CAC published the Personal Information Protection Compliance Audit Management Measures, which became effective on May 1, 2025. These measures mandate regular compliance audits for personal information handlers, with those handling data of over 10 million individuals required to audit biennially. Audits may be conducted by professional organizations, especially when significant risks or large-scale data breaches occur. Personal information handlers must support the audit process, rectify issues, and report to the competent departments, with additional oversight structures for large internet platforms.

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

On October 28, 2025, the revised PRC CyberSecurity Law was adopted by the SCNPC and took effect on January 1, 2026. The revised PRC CyberSecurity Law further refines provisions relating to data classification and grading management, cross-border data transmission requirements, and the protection requirements of critical information infrastructure, and requires network operators to conduct regular security assessments. Any security breach would expose us to a risk of loss of information and potentially result in litigation and liability.

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

We adopted a share award scheme in May 2011, as amended in September 2013 and November 2016, a 2013 equity incentive plan in January 2014, a 2014 restricted shares plan in April 2014, a 2023 share incentive plan in April 2023, or the 2023 Plan, and several equity incentive plan of our subsidiaries, pursuant to which we are authorized to grant options, restricted shares and other awards to our directors, officers, other employees and consultants, as each plan may provide. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Awards.” In 2023, 2024 and 2025, we recorded RMB33.6 million, RMB26.1 million and RMB19.8 million (US$2.8 million), respectively, of share-based compensation expenses. The amount of these expenses is based on the fair value of the share-based incentive awards we granted, and the recognition of unrecognized share-based compensation expenses will depend on the forfeiture rate of our unvested share-based awards. Expenses associated with share-based compensation have affected our net income and may reduce our net income in the future, and any additional securities issued pursuant to share-based incentive awards will dilute the ownership interests of our shareholders, including holders of the ADSs. We believe the granting of share-based incentive awards is of significant importance to our ability to attract and retain key personnel, employees and consultants, and we will continue to grant share-based incentive awards in the future. As a result, our share-based compensation expenses may increase, which may have an adverse effect on our results of operations.

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

In connection with the preparation and external audit of our consolidated financial statements as of and for the year ended December 31, 2025, we concluded that our internal control over financial reporting was effective as of December 31, 2025. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.”

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

The global macroeconomic environment was, and may continue to be facing numerous challenges. The growth rate of the Chinese economy has already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which have been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. Health pandemics or other public health emergencies could disrupt our operations and negatively impact our business. The Russia-Ukraine conflict, the Hamas-Israel conflict and the attacks on shipping in the Red Sea have heightened geopolitical tensions across the world, raising energy prices and disrupting global markets and supply chains. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Any severe or prolonged slowdown in the global economy may materially and adversely affect our business, results of operations and financial condition.

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

Foreign ownership of internet-based, including mobile-based, businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates internet access, distribution of internet information services and value-added telecommunication services through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that provide internet information services. According to the Special

Administrative Measures (Negative List) for Access of Foreign Investment (2024 Version) (the “Negative List (2024 Version)”), which was issued by the NDRC and MOFCOM on September 6, 2024 and implemented on 1 November 2024, foreign investment in internet news information services, online publication services, online audio-visual program services, internet cultural business (except for music) are prohibited, and foreign equity share in a value-added telecommunication business shall not exceed 50% (excluding e-commerce, domestic multi-party communication, store-and-forward, and call center), unless otherwise permitted under applicable pilot measures in designated regions, where foreign ownership percentage may be allowed to reach up to 100% upon approval by the relevant authorities pursuant to the Announcement of the Ministry of Industry and Information Technology on Launching the Pilot Program of Expanding the Opening-up in Value-added Telecommunications Services (hereinafter referred to as “pilot measures”), and the basic telecommunication services shall be controlled by the Chinese party. In addition, according to the Several Opinions on the Introduction of Foreign Investment in the Cultural Industry promulgated by the MOC, the SARFT, the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce, or the MOFCOM, in July 2005, foreign investors are prohibited from investing in or operating, among other things, any internet cultural operating entities. Companies providing mobile internet services such as ours are governed by these rules and regulations on internet companies in China.

Cheetah Mobile Inc. is a Cayman Islands holding company with no equity ownership in the VIEs, and we conduct part of our operations through the VIEs. The VIEs, together with their subsidiaries, contributed a portion of our consolidated revenues in the years ended December 31, 2023, 2024 and 2025. We consolidate the VIEs through a series of contractual arrangements that those entities and/or their shareholders signed with our company, our wholly-owned PRC subsidiaries, including but not limited to Beijing Kingsoft Internet Security Software Co., Ltd., or Beijing Security, Conew Network Technology (Beijing) Co., Ltd., or Conew Network. Our contractual arrangements with the VIEs and their shareholders enable us to consolidate the VIEs and give us the obligation to absorb losses and the right to receive benefits of the VIEs, enabling us to consolidate their operating results. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs.”

Holders of our Class A ordinary shares or the ADSs hold equity interest in a Cayman Islands holding company, but do not directly or indirectly hold equity interest in the VIEs or their subsidiaries. If the PRC government deems that our contractual arrangements with the consolidated variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. We may not be able to repay our indebtedness, and our shares may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of the consolidated variable interest entities, which contribute to 29.2% of our revenues in 2025. Our holding company in the Cayman Islands, the consolidated variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the consolidated variable interest entities and, consequently, significantly affect the financial performance of the consolidated variable interest entities and our company as a group.

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

The FIL also establishes several administration systems for foreign investment, among others, the information reporting system. Foreign investors or FIEs are required to submit investment information to the competent authorities through the system of enterprises registration and enterprise credibility disclosure. The FIL clearly stipulates that any company found to be non-compliant with these information reporting obligations is subject to fines and other penalties. On December 30, 2019, the MOFCOM and SAMR issued the Measures of Information Report of Foreign Investment, or the FI Information Report Measures, according to which foreign investors establishing foreign investment enterprises in China shall submit an initial report through the Enterprise Registration System at the time of completion of registration formalities for establishment of foreign investment enterprises.

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

As of March 31, 2025, Kingsoft Corporation, one of our principal shareholders, and Mr. Sheng Fu, directly or through their holding vehicles, together beneficially own an aggregate of 53.1% of our total outstanding Class A and Class B ordinary shares, and 72.0% of the total voting power. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of any contemplated sale of our company and may reduce the price of our ADSs. Furthermore, in the event that the voting proxy agreement between Kingsoft Corporation and Mr. Sheng Fu is terminated, we may become a consolidated subsidiary of Kingsoft Corporation, which is a Cayman Islands company publicly listed on the Hong Kong Stock Exchange. As a result, we may be subject to rules and regulations promulgated by the Hong Kong Stock Exchange, and Kingsoft Corporation will be able to exert greater influence over us, which may lead to potential conflicts of interest between Kingsoft Corporation and us involving arrangement of our board composition, disposal of equity interest in our company and allocation of business opportunities, among other matters.

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

The current tensions in international trade and rising international political tensions, especially U.S. international trade cross-border investment policies with regards to China, may adversely affect our business, financial condition, and results of operations.

In recent years, there have been heightened trade and political tensions in international relations, particularly between the United States and China. These tensions have affected both diplomatic and economic ties between the two countries and created uncertainties to the international economy as a whole. The existing tensions and any further deterioration in the relationship between the United States and China and between other countries may adversely impact our business, financial condition, and results of operations.

We have been closely monitoring policies in the United States aimed at restricting the export of items and technology subject to U.S. jurisdiction to Chinese companies. The United States and various foreign governments have imposed license requirements and restrictions on the export of technologies and products to China, or voiced the intention to do so. For instance, in January 2025, BIS released an interim final rule that established licensing requirements for the export of advanced computing integrated circuits that facilitate advanced AI research and development, as well as certain AI model technology. In September 2025, BIS released an interim final rule that extended export restrictions to non-U.S. entities owned 50% or more, directly or indirectly, individually or in aggregate, by listed parties designated on the Entity List, the Military End User List, and under certain OFAC sanctions programs. On October 30, 2025, following a series of negotiations aimed at reducing trade tensions between the U.S. and China, the U.S. announced a one-year pause of this interim final rule, which went into effect on November 10, 2025. These recent export controls are, in part, intended to restrict China’s ability to obtain advanced computing chips, develop and maintain supercomputers, and manufacture advanced semiconductors. These measures also restrict the ability of U.S. persons to provide “support” for semiconductor manufacturing and related activities in China and may seriously affect the ability of Chinese companies to purchase or obtain certain semiconductor manufacturing equipment or advanced chips. The implementation, interpretation and impact on our business of these rules and other regulatory actions taken by the U.S. government is uncertain. These actions and/or other actions that may be taken by the governments of either the U.S. or China, or both (including in response to recent increased tensions), could hinder our ability to transfer our U.S.-origin software to China, source U.S.-origin software and components or otherwise access U.S. technology, which could materially and adversely affect our business, results of operations and financial condition.

The United States has also taken efforts to limit U.S. investment in China. On October 28, 2024, the U.S. Department of the Treasury issued a final rule to prohibit U.S. investment in Chinese companies active in developing certain national security technologies (the “Outbound Investment Rule”). The Outbound Investment Rule targets investments involving persons and entities associated with “countries of concern,” a designation currently limited to China. In effect since January 2025, the Outbound Investment Rule imposes investment prohibitions and notification requirements on a range of investments in companies engaged in activities relating to three sectors: (i) semiconductors and microelectronics, (ii) quantum technologies, and (iii) artificial intelligence systems. Persons from countries of concern engaged in these activities are defined as “covered foreign persons.” Investments by U.S. persons subject to the Outbound Investment Rule include the acquisition of equity or a contingent equity interest, the provision of certain debt financing, the conversion of contingent equity interest into equity interest, involvement in a greenfield or brownfield investment, entrance into a joint venture, and the acquisition of a limited partner interest in non-U.S. pooled investment fund.

On February 21, 2025, the White House released the “America First Investment Policy” memorandum, or the Investment Policy, which indicated that the existing Outbound Investment Rule is under review to assess whether they are sufficient to address national security risks and outlined several initiatives to restrict investments involving China. The Investment Policy proposes to create restrictions on U.S. investments in China additional to those already imposed under the Outbound Investment Rule, by potentially expanding industry sectors covered in sectors by existing U.S. outbound investment regulations, supplementing outbound investment restrictions with sanctions, and directing a review to suspend or terminate the 1984 United States-The People’s Republic of China Income Tax Convention. As the Investment Policy and its related legislative and regulatory proposals are still relatively new, it is unclear how these policies, and any future policies concerning investments between the U.S. and China, will be interpreted, amended and implemented by U.S. government authorities. These policies may restrict our ability to implement our investment strategy and could adversely affect our business and prospects.

Additionally, on December 18, 2025, the Comprehensive Outbound Investment National Security Act of 2025, or the COINS Act, was signed into law. The COINS Act will keep the core of the Outbound Investment Rule unchanged while expanding its scope and coverage in certain respects. The COINS Act will not take effect until the Treasury issues new regulations (subject to notice and comment), which it must do by March 13, 2027. As such, the Treasury may further amend or expand existing prohibitions and restrictions in accordance with the COINS Act. Any such expansion may further deepen the uncertainties for cross-border collaborations, investments, and funding opportunities for China-based issuers including us. If our ability to raise such capital is significantly and negatively affected, it could be detrimental to our business, financial condition and prospects, and our ADSs may significantly decline in value.

There have been media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets, and delisting China-based companies from U.S. national securities exchanges. If any such deliberations were to materialize, the share price of China-based issuers listed in the United States such as us would be materially and adversely affected. The risk and uncertainty associated with such deliberations could also have a negative impact on the price of our ADSs. Also, a prohibition against our securities trading in the United States or any threat thereof could significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

Furthermore, potential changes in tax policies related to international commerce could also affect our business. For example, in 2021, the Organization for Economic Cooperation and Development announced an Inclusive Framework on Base Erosion and Profit Shifting including Pillar Two Model Rules defining the global minimum tax, which calls for the taxation of large multinational corporations at a minimum rate of 15%. Subsequently, multiple sets of administrative guidance have been issued. Various tax jurisdictions have either enacted legislation to adopt certain components of the Pillar Two Model Rules starting in 2024 with additional components to be adopted in later years, or announced their plans to enact such legislation in future years. In particular, Hong Kong has implemented a 15% minimum tax rate effective from 2025. We will continue to evaluate the impact of such legislative initiatives in various tax jurisdictions in which we operate. However, there are uncertainties regarding the rules and implementations, and we cannot assure you that such changes will not have a negative effect on our financial condition.

Rising political tensions could reduce levels of trades, investments, technological exchanges, and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, prospects, financial condition, and results of operations.

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

On July 10, 2023, the CAC, consented by NDRC Ministry of Education, Ministry of Science and Technology, MIIT, Ministry of Public Security, National Radio and Television Administration, promulgated the Provisional Administrative Measures for Generative Artificial Intelligence Services (“Generative Artificial Intelligence Services Measures”), effective on August 15, 2023. The Generative Artificial Intelligence Services Measures impose compliance requirements for providers of generative AI services to the general public within the territory of PRC. The Generative Artificial Intelligence Services Measures provide, among other things, that the provider of generative AI services of text, image, audio or video to the general public shall (i) assume the responsibilities as the producers of the Al-generated content thereon, and (ii) any provider of generative artificial intelligence services with attribute of public opinions or capable of social mobilization shall conduct security assessment in accordance with the relevant regulations, and complete the formalities for algorithm filing, change or deregistration in accordance with Provisions on the Administration of Algorithm-generated Recommendations for Internet Information Services. Our large language model, “OrionStar”, completed Algorithm Filing for in-country deep synthesis services (service technology supporter), and completed the large language model filing. We also have some application products based on large language model passing the security assessment as required by various application markets. With our PRC Legal Adviser's view as mentioned above, we are of the view that the Generative Artificial Intelligence Services Measures will not have a material adverse impact on our current and future business operations and financial performance. Nevertheless, there can be no assurance that the relevant authorities will not take a view that is contrary to or otherwise different from that of our PRC Legal Adviser, and it is also possible that the PRC government authorities may require us to apply for security assessment or complete the other filing, change or deregistration formalities of algorithms for other reasons.

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

Also, according to the Administrative Provisions on Mobile Internet Applications Information Services released by the CAC revised on June 14, 2022, APP providers and APP distribution platforms shall perform the primary responsibility for information content management, actively cooperate with the State to implement the strategy of trusted identities in cyberspace, establish sound information content security management systems, information content ecological governance systems, data security and personal information protection systems, minor protection systems and other management systems to ensure cybersecurity and maintain a good network ecology. Failure to comply with these requirements may result in the revocation of licenses to provide internet content or other licenses, the closure of the concerned platforms and reputational harm. The operator may also be held liable for any censored information displayed on or linked to their platform, and hence we may also be subject to potential liability for any unlawful actions by our users or customers on our platform. For a detailed discussion, see “Item 4. Information on the Company—B. Business Overview—Regulations.”

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

We are exposed to risks associated with international relations. Any unfavorable government policies, including those on international trade, such as tariffs or international payment and settlement system, may affect the demand for our products, impact the competitive position of our products, or prevent us from selling products in certain countries, or even our participation in international payment and settlement system, any of which would materially and adversely affect our operations, results of operations and financial condition.

For example, the U.S. government has implemented policies restricting international trade and investment. These actions may materially and adversely affect international trade, global financial markets, and the stability of the global economic condition. In the past, the U.S. government has imposed higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing higher tariffs on certain products imported from the United States. There remains considerable uncertainty regarding future tariff rates and the trajectory of the U.S.-China trade relations. The continued tensions and the prospect of escalating tariffs could potentially impact the Chinese economy. As of the date of this annual report, there is still a high degree of uncertainty surrounding the U.S. tariff policy, how it will be implemented, and how other countries will react to it. It also remains uncertain whether increased tariffs and trade tensions will create further disruptions and uncertainties to the international trade and lead to a downturn to the global economy.

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

In addition, uncertainty surrounding international trade policy and regulations as well as disputes and protectionist measures could also have an adverse effect on consumer confidence and spending. This, in turn, could adversely affect our overseas online advertising business as well as our global to B services, including advertising agency and multi‑cloud management services that dedicated to enable Chinese customers to expand their overseas businesses.

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

The Chinese government has provided various tax incentives to our subsidiaries and VIEs in China. These incentives include reduced enterprise income tax rates. For example, under the EIT Law and its implementation rules, the statutory enterprise income tax rate is 25%. However, enterprises that are granted the high and new technology enterprises status, as well as those that located in Guangdong-Macao Deep Cooperation Zone which also qualify as encouraged industrial enterprises and meet the substantive operational requirements, shall enjoy a favorable income tax rate of 15%. Certain of our PRC subsidiaries and VIEs were eligible for certain preferential tax treatments. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation.” Any increase in the enterprise income tax rate applicable to our PRC entities in China, or any discontinuation or retroactive or future reduction of any of the preferential tax treatments currently enjoyed by our PRC entities in China, could adversely affect our business, financial condition and results of operations. In addition, in the ordinary course of our business, we are subject to complex income tax and other tax regulations and significant judgment is required in the determination of a provision for income taxes. Although we believe our tax provisions are reasonable, if the PRC tax authorities successfully challenge our position and we are required to pay tax, interest and penalties in excess of our tax provisions, our financial condition and results of operations would be materially and adversely affected.

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

In addition, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, on August 25, 2011, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Regulations, which became effective on September 1, 2011, to implement the Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the MOFCOM Security Review Regulations, the MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If the MOFCOM decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under the Circular 6 led by the NDRC and the MOFCOM under the leadership of the State Council, to carry out security review. Prior to the promulgation of the Foreign Investment Law or the FIL, only principal provisions are scattered and mentioned in few articles of regulations. In this context, FIL officially established safety review system for foreign investment at the level of law for the first time. Article 35 of the FIL stipulates that the State establishes a foreign investment security review system to conduct security review on foreign investments which have or may have an impact on national security. The safety review decision made in accordance with the law is final.

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

With respect to our Hong Kong entities, although currently there are no equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities (including currency conversion), if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong entities (including currency conversion) in the future, the funds in our Hong Kong entities, likewise, may not be available to meet our currency demand.

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

The PRC government imposes control on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive part of our revenues in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from the SAFE. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access to foreign currencies for current account transactions in the future. Although currently there are no equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities (including currency conversion), if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong entities (including currency conversion) in the future, the funds in our Hong Kong entities, likewise, may not be available to meet our currency demand. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

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

The NYSE corporate governance rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance rules. Currently, we rely on home country practice exemption with respect to the requirements for an audit committee composed of at least three members, annual general meetings, shareholder approval of equity-compensation plans and a majority of independent directors. We did not hold an annual general meeting in 2025. As we rely on the home country practice exemption as described above, our investors may have less protection afforded to shareholders of companies that fully comply with NYSE corporate governance requirements. We may also opt to rely on additional home country practice exemptions in the future.

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

Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that the judgment of the competent foreign court imposes upon the judgment debtor an obligation to pay a liquidated sum for which such judgment has been given, provided such judgment (a) is given by a competent foreign court with jurisdiction to give the judgment, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Save for certain limited exceptions, upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares. All of the ordinary shares held by our shareholders prior to the completion of the initial public offering were re-designated as Class B ordinary shares upon completion of the offering. Kingsoft Corporation, one of our principal shareholders, and Mr. Sheng Fu, directly or through their holding vehicles, beneficially own an aggregate of 53.1% of our total outstanding shares, representing 72.0% of our total voting power as of March 31, 2026, which give them considerable influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Lawsuits could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the lawsuit. Any lawsuit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim against us is successful, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations. Furthermore, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business, financial condition or results of operations.

If we are classified as a passive foreign investment company (PFIC) for the taxable year ended December 31, 2025, under U.S. federal income tax laws, U.S. investors holding ADSs or Class A ordinary shares could be subject to significant adverse U.S. federal income tax consequences.

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

In October 2010, we acquired 100% equity interest in Conew.com Corporation, a company incorporated in the British Virgin Islands in October 2008. As part of the acquisition, we acquired 100% equity interest in Conew Network and obtained effective control over Beijing Conew through contractual arrangements among Conew Network, Beijing Conew and Beijing Conew’s shareholders. Beijing Conew was deregistered in 2025, which did not have a material impact on our business operations.

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

In September 2017, Beijing Security completed capital injection into Beijing OrionStar. Founded by Mr. Sheng Fu, the chief executive officer and director of our company. Beijing OrionStar is an AI solution and service robot provider headquartered in Beijing with focusing on the research and development of artificial intelligence (“AI”). As a result, we, through Beijing Security, hold approximately 29.6% of the equity interest in Beijing OrionStar and have a two-year warrant to subscribe to additional equity interests amounted to US$62 million at the same valuation of our capital injection in September 2017. In July and September 2018, Beijing Security acquired additional equity interest in Beijing OrionStar through exercising part of the foregoing warrant. In 2019, Beijing Security fully exercised its warrant in Beijing OrionStar. Subsequent to the consummation of the transaction, we, through Beijing Security, hold 38.73% equity interest in Beijing OrionStar. In 2021, Beijing Security provided a convertible loan with principal amount of RMB100.0 million to Beijing OrionStar, according to which, upon the satisfaction of certain terms, Beijing Security shall have the right to convert all or part of the principal and the accrued interest into Beijing OrionStar’s equity interest. In 2022, Beijing OrionStar completed a new round of financing, and subsequent to the financing, our equity interest in Beijing OrionStar was diluted to 37.74%. In November 2023, we acquired an aggregate of 35.17% equity interest of Beijing OrionStar from certain of the existing shareholders of Beijing OrionStar, including Mr. Sheng Fu, with an aggregate cash consideration of RMB268.7 million to the selling shareholders of Beijing OrionStar, including RMB8.0 million to Mr. Sheng Fu. Upon completion of the transaction, our equity interest in Beijing OrionStar increased to 72.91% and we began to consolidate the financial results of Beijing OrionStar into our consolidated financial statements since November 30, 2023. In January 2024, we signed a share purchase agreement to further invest in Beijing OrionStar, which enable us to make a cash investment of US$16.7 million in Beijing OrionStar and exercise our right under the convertible loan with principal amount of RMB100.0 million that we provided to Beijing OrionStar in 2021 to convert all of the principal and the accrued interest into Beijing OrionStar's equity interest. Additionally, Gongqingcheng Orion Industrial Investment Center (Limited Partnership) (the "Fund") made an investment of RMB150 million into Beijing OrionStar. Conew Network, is one of the limited partners of the Fund and currently owns approximately 49.5% interest in the Fund. Upon the completion of the investment, our equity interest in Beijing OrionStar is 72.10%, without taking into account the stake it holds indirectly through the Fund; we hold, both directly and indirectly, 73.95% equity interest in Beijing OrionStar, including the stake it holds indirectly through the Fund.

Since July 2018, we have incorporated Cheetah Mobile Seal Inc., which now known as Cheetah Intelligence Inc., a Cayman Islands company, and several subsidiaries including Zhuhai Baoqu Technology Co., Ltd., to operate our PC business. In August 2018, the former Cheetah Mobile Seal Inc. entered into an agreement to issue certain number of shares to several management members who run such PC business.

During 2020, we disposed certain internet business which resulted in a disposal gain of approximately RMB394.2 million. Subsequent to the deconsolidation, we own 0% to 47.1% voting rights of those disposed business. Remaining interests are accounted for equity investment using the equity method or measurement alternative.

In July 2025, we acquired an additional 60.8% equity interest in Shenzhen UFACTORY Technology Co., Ltd. ("Shenzhen UFACTORY") and an 80.0% equity interest in UFactory Technology (Hong Kong) Co., Limited ( collectively, "UFACTORY"), for a total consideration of approximately RMB99.5 million through our subsidiaries. Following the completion of the acquisition, our total equity interest in Shenzhen UFACTORY increased to 80.0% and our ultimate beneficial ownership in Shenzhen UFACTORY to approximately 75.8%. The Group began to consolidate the financial results of UFACTORY since July 29, 2025.

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

Voting Proxy Agreement between Kingsoft Corporation and Mr. Fu

On February 12, 2017, Kingsoft Corporation entered into a voting proxy agreement with Mr. Sheng Fu, our chief executive officer and director, pursuant to which Kingsoft Corporation agreed to delegate voting rights pertaining to up to 399,445,025 Class B ordinary shares of our company that it owns to Mr. Fu. Pursuant to which, Kingsoft Corporation has delegated approximately 36.6% voting power of our company held by Kingsoft Corporation to Mr. Sheng Fu, effective October 1, 2017. The voting proxy agreement also provides for additional rights and obligations of Kingsoft Corporation and Mr. Fu, including, among other things, (a) prohibitions on Mr. Fu from participation or investment in any businesses competing with the principal businesses of our company and Kingsoft Corporation, (b) Mr. Fu’s obligation to use best efforts to retain our core management team, (c) Kingsoft Corporation’s right to revoke the voting proxy in the event that Mr. Fu breaches the aforementioned undertakings.

The voting proxy agreement may be terminated upon (i) revocation by Kingsoft Corporation based on a breach of certain undertakings by Mr. Fu, among other things, undertakings (a) and (b) in the above paragraph, (ii) mutual agreement by both parties, or (iii) disposal by Kingsoft Corporation of all of its equity interest in our company.

B.
Business Overview

We are a China-based IT company with a commitment to AI innovation, providing diversified products and services spanning internet, robotics and enterprise services across global markets. We have developed and launched a diversified suite of software products for PCs and mobile devices, designed to address users' needs in document processing, system optimization and AI agent products, among others. We provide advertising services to advertisers worldwide, value-added services including the sale of premium membership to our users, multi-cloud management platform and overseas advertising agency services to companies globally, as well as robotic products to international clients. Leveraging our extensive experience across software, enterprise services, and robotics, our strategic focus is on delivering AI-powered products and solutions that seamlessly integrate both software and hardware capabilities.

Through our acquisitions of Beijing OrionStar in November 2023 and UFACTORY in July 2025, we have built a comprehensive robotics products portfolio. We now offer robotics products and services to customers across a range of scenarios, including exhibitions, museums, retail environments, service halls, restaurants, hospitals, hotels, schools and factories.

We leverage external model ecosystems, leading AI APIs and open-source AI tools and platforms, such as OpenClaw, to build market-ready products and services that evolve with advancements in generative AI technologies. For example, we are leveraging agentic AI to develop user-friendly products, such as Easy Claw, which enables users to build their AI agents effortlessly. At the same time, we have integrated agentic AI capabilities into our existing problem-solving applications to enhance product performance and user experience.

Our Core Offerings for Users and Customers

Products and Services for Users

King PDF

King PDF is our flagship all-in-one PDF solution. Built upon our proprietary PDF engine and augmented by advanced AI technologies, it is designed to address users' needs for reliable viewing, efficient editing, and accurate conversion of PDF files. Leveraging the strong capabilities of its underlying engine, it supports efficient opening of large files, a comprehensive set of editing and annotation tools, high-accuracy OCR, in-app translation and other value-added features, offering users a fast, stable and productive document-processing experience. On the reading side, it offers comprehensive features supporting different usage scenarios, from academic study to business review. Its deep-editing capabilities, powered by our self-developed PDF engine, span routine text corrections to professional document production, allowing users to edit PDF files with the same flexibility as Word documents. In addition, supported by our in-house AI-driven layout-reconstruction and OCR technologies, it facilitates efficient two-way conversion between PDF and multiple other file formats, preserving the original file's layout and ensuring high-fidelity output without subsequent reformatting.

Kingsoft Antivirus

Kingsoft Antivirus is a PC internet security application which incorporates comprehensive PC protection and maintenance functionalities, including malware detection and removal, real-time security defense, system optimization and troubleshooting. Powered by our proprietary "Blue Core" antivirus engine and cloud security technology, it leverages our cloud-based data analytics engines to protect users against known and unknown security threats and malicious applications, and has consistently demonstrated strong user adoption. It also features "Duba AI Assistant", an intelligent assistant that supports natural language interaction. By describing computer problems in plain language, users are provided with effective, real-time solutions for security, protection and system optimization.

Yuanqi Desktop

Yuanqi Desktop is a desktop customization application designed for both PC and mobile users to enhance users' visual experience and improve workflow efficiency. Leveraging advanced AI technologies, it offers cross-platform dynamic desktop themes, personalized customization, and efficient workspace management solutions, providing users a highly flexible and creative experience in interface personalization and home screen management. It has established an integrated content ecosystem that combines AI-driven creation and management across multiple devices.

EasyClaw

In February 2026, we introduced EasyClaw, a desktop AI agent built on the OpenClaw open-source AI agent platform. EasyClaw offers one-click installation that requires no technical knowledge or complicated setup procedure, allowing users to deploy AI agent tools on their PCs instantly through a streamlined interface. Unlike traditional AI chatbots that merely respond to queries, EasyClaw acts as a digital assistant that can take proactive actions and perform real-world tasks, such as organizing files, sending emails, managing software applications and executing automated workflows.

We monetize our products primarily through subscription and other value-added services, and online advertising. Our premium services provide subscribers with access to advanced functionalities, including enhanced document processing, security protection, personalized desktop experiences, and AI-powered capabilities, as well as ad-free use of our software and applications. In addition, we generate advertising revenues by displaying advertisements on our products, primarily through cost-per-performance and cost-per-impression arrangements. For certain products distributed through third-party co-operation partners, we share revenues with these partners based on agreed terms.

Products and Services for Our Customers

Robotic Products

Through our acquisitions of Beijing OrionStar in November 2023 and UFACTORY in July 2025, we have built a comprehensive robotics products portfolio spanning AI-powered service robots, collaborative robotic arms, and smart mobility devices. Our AI-powered service robots are designed to deliver intelligent interactions and measurable operational value across commercial settings such as receptions, guided tours, retail environments, hospitals and service halls. Our collaborative robotic arms serve research institutions, R&D teams and light industrial applications primarily in overseas markets. Building on our indoor autonomous mobility technologies, we have also introduced a smart personal mobility product targeting developed markets, designed as a premium mobility solution for users who value safety and independence in daily life.

Global to B Services

We provide multi-cloud management services through our platform, helping enterprise customers navigate their cloud transformation journey across major cloud providers. Our services span cloud consulting, architecture design, cloud migration, operations management, security management and cloud integration, enabling enterprises to reduce costs and accelerate their digital transformation. We also provide overseas advertising agency services to assist Chinese companies in launching advertisements on major platforms such as Meta and TikTok, supporting their overseas business expansion.

AI-powered business applications

We develop and provide AI-powered business applications for enterprise customers, leveraging AI agent technologies to automate workflows, enhance operational efficiency and support digital transformation. Our solutions include EasyClaw.work, an AI coworker platform that enables enterprises to create and deploy task-oriented AI agents capable of executing real-world tasks, with integrations across major enterprise collaboration tools. We also integrate AI agent capabilities into our robotics products, allowing customers to program and customize robots through natural language, lowering deployment barriers and accelerating commercialization.

Our AI Technologies

We are actively engaged in the research and development of AI technologies, with core capabilities in AI agent systems, automatic speech recognition, computer vision, and indoor autonomous navigation. Our proprietary AI agent system provides an intelligent interface for our service robots, enabling them to understand and respond naturally to human interactions across diverse commercial settings. By leveraging third-party AI models, open-source frameworks and multi-modal capabilities, we continuously enhance the intelligence of our products and enable users and businesses to automate workflows and complete real-world tasks more efficiently.

Our Customers

For our internet business, our customers primarily comprise individual users who subscribe to our premium services or value-added services, external distribution and co-operation partners who market and distribute certain of our software and applications to end users, and advertisers who place advertisements on our software applications and platforms. For our AI and others business, our customers mainly comprise Chinese companies who are interested in developing business in overseas market, global clients and distributors who use and sale our robotic products globally and enterprise customers who leverage our AI agent solutions to automate workflows and improve operational efficiency. In 2023, 2024 and 2025, our five largest customers in aggregate contributed approximately 29.2%, 30.3% and 41.9% of our revenues, respectively.

See “Item 3. Key Information— D. Risk Factors—Risks Relating to Our Business and Industry—Because a limited number of customers contribute to a significant portion of our revenues, our revenues and results of operations could be materially and adversely affected if we were to lose a significant customer or a significant portion of its business.”

Marketing

We remain focused on driving organic growth for our products and services by continuously improving user experience. We grow our user base through a combination of organic and paid channels, including social media campaigns, app store promotions, search engine marketing, and participation in industry conferences. We also organize and participate in online livestreams and offline community events to engage with users, developers and enterprise partners, and to raise brand awareness. We leverage cross-promotion across our product portfolio to expand user reach — for example, directing users of our system optimization software to our document processing tools to serve diverse needs. For our robotics and AI businesses, we work with distributors, resellers and enterprise partners to promote and distribute our products in both domestic and overseas markets.

Competition

We face intense competition in all lines of our business. For our internet business, we generally compete with other software developers offering products with similar functions, including in the internet security market where we mainly compete with 360 Security Technology Inc., as well as in the document processing and desktop management markets where we face competition from both established software providers and emerging players. For our AI and others businesses, we compete with other robotics product providers such as PUDU Robotics, KEENON Robotics, Yunji Technology and Dobot robotics, as well as companies offering similar multi-cloud management and overseas advertising agency services. We also compete with other AI agent and productivity tool providers across our businesses. In addition, we compete with all major internet companies for user attention and advertising spend.

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

Patents. As of March 31, 2026, we had 1,457 patents in mainland China and 160 patents outside mainland China relating to our software and other proprietary technology. Of such total 1,617 patents, 1,497 patents were either independently or jointly held by Zhuhai Juntian, Beijing Security, Conew Network, Beijing OrionStar, UFACTORY and our other wholly-owned or controlled subsidiaries. 82 patents were either independently or jointly held by Beijing Mobile, Beijing Network, and our other VIEs, and 38 patents were jointly owned by our wholly-owned subsidiaries and VIEs. The 1,617 patents will expire between July 2024 and September 2043. In addition to the aforementioned patents, as of March 31, 2026, we had a total of 111 patent applications in mainland China and 17 patents applications outside mainland China. Among such patent applications, in relation to the proprietary technologies that are essential to the operations of our platform and important to our business, our wholly-owned or controlled subsidiaries, had independently filed 124 patent applications, and the VIEs, had independently or jointly filed 4 patent applications. Once approved, depending on the type of patents, the patents that are in the process of application will normally expire 10 or 20 years after the date of application.

Copyrights. As of March 31, 2026, we had registered 837 copyrights, including 742 software copyrights and 95 artwork copyrights. In relation to our core proprietary technologies, Beijing Mobile and Beijing Network, and our other VIEs, independently or jointly owned 115 software copyrights, Zhuhai Juntian, Beijing Security, Conew Network, Beijing OrionStar, UFACTORY and our other wholly-owned or controlled subsidiaries independently or jointly owned 583 software copyrights, and 44 software copyrights were jointly owned by our wholly-owned subsidiaries and VIEs. All the software copyrights owned by the VIEs have been published between December 2012 and March 2026. Software copyrights are protected until the end of the 50th calendar year starting from the date of first publication.

Trademarks. As of March 31, 2026, we had registered 3,078 trademarks in mainland China. In addition, we currently had filed 130 trademark applications in mainland China. We had 1,501 registered trademarks outside mainland China, and we had filed 146 trademark applications outside mainland China.

Domain names. As of March 31, 2026, we had registered 547 domain names, including www.cmcm.com, www.duba.com, www.ijinshan.com, www.duba.net, liebao.cn, orionstar.com, easyclaw.com and ufactory.cc.

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

Regulations

We operate our business in an increasingly complex legal and regulatory environment across multiple jurisdictions. As a significant portion of our business operations are conducted in China, we are materially affected by PRC laws and regulations. This section summarizes the principal PRC laws and regulations relevant to our current business operations. These laws and regulations are constantly evolving and can be subject to significant change. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate. For further details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our business is subject to complex and evolving laws and regulations regarding privacy, data protection, and other matters. Failure to comply with these laws and regulations could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.”

As a significant portion of our business operations are conducted in China, we are materially affected by the laws and regulations in China. This section summarizes the principal PRC laws and regulations relevant to our current businesses, including online marketing, and advertising agency, as well as foreign currency exchange and dividend distributions.

Regulations on Value-Added Telecommunications Services

The Telecommunications Regulations, which became effective on September 25, 2000 and were respectively amended on July 29, 2014 and on February 6, 2016, and Administrative Measures on Telecommunications Business Permits (2017), which became effective since September 1, 2017, are the core regulations on telecommunications services in China. The Telecommunications Regulations set out basic guidelines on different types of telecommunications business activities, including the distinction between “basic telecommunications services” and “value-added telecommunications services.” Administrative Measures on Telecommunications Business Permits (2017) set out the standards regarding the application, examination and approval, use and administration of telecommunications business permits in China. According to the Classified Catalog of Telecommunications Business (2015 Version), implemented on March 1, 2016, amended on June 6, 2019 and attached to the Telecommunications Regulations, internet information services are deemed a type of value-added telecommunications services. The Telecommunications Regulations require the operators of value-added telecommunications services to obtain value-added telecommunications business operation licenses from the Ministry of Industry and Information Technology, or MIIT, or its provincial delegates prior to the commencement of such services. The Notice on Comprehensive Promotion of Electronic Licenses for Value-Added Telecommunications Business Operation Permits, issued by the MIIT and became effective on September 27, 2025, stipulates that electronic licenses for value-added telecommunications business permits shall be uniformly issued through the official integrated management system, have the same legal effect as paper licenses, support online verification and wide application in business scenarios such as platform access and App listing, and strictly prohibit unauthorized transfer, forgery or alteration of such electronic licenses.

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

On April 8, 2024, the MIIT promulgated the Announcement of the Ministry of Industry and Information Technology on Launching the Pilot Program of Expanding the Opening-up in Value-added Telecommunications Services, the MIIT has decided to launch a pilot program to expand the opening-up in value-added telecommunication services (the "Pilot Program"). The Pilot Program shall be initially launched in the Comprehensive Demonstration Zone for Expanding Opening-up in the Services Sector in Beijing, the Lingang Special Area of China (Shanghai) Free Trade Zone for Leading Socialist Modernization, the Hainan Free Trade Port, and the Pilot Demonstration Area of Socialism with Chinese Characteristics in Shenzhen (collectively as "pilot areas"). In the approved pilot areas, the restrictions on foreign shareholding percentages for the following value-added telecommunications services shall be lifted: Internet data centers (IDC), content distribution networks (CDN), Internet access services (ISP), online data processing and transaction processing, information release platforms and delivery services (excluding Internet news information, online publishing, online audio-visual services, and Internet-based cultural businesses) within information services, and information protection and processing services. The MIIT will organize the evaluation of the implementation of the Pilot Program.

To comply with such foreign ownership restrictions, we operate our businesses in China through Beijing Mobile, Beijing Network, and other companies, the VIEs or their subsidiaries. Among which, Beijing Lingbao, one of our subsidiaries, has obtained the ICP approval in pilot areas based on the Pilot Program, and the entities are directly or indirectly owned by PRC citizens, each is controlled by our company through a series of contractual arrangements. See “Item 4. Information on the Company— C. Organizational Structure—Contractual Arrangements with the VIEs.” In addition, under applicable pilot measures in designated regions, foreign ownership percentage may be allowed to reach up to 100% upon approval by the relevant authorities. Beijing Lingbao has obtained a valid ICP license, and we also operate our businesses in China through Beijing Lingbao. Based on our PRC legal counsel, Global Law Office’s understanding of the current PRC laws, rules and regulations, our corporate structure complies with all applicable PRC laws, and does not violate, breach, contravene or circumvent or otherwise conflict with any applicable PRC laws. However, we were further advised by our PRC legal counsel that there are substantial uncertainties with respect to the interpretation and application of existing or future PRC laws and regulations and thus there is no assurance that Chinese governmental authorities would take a view consistent with the opinions of our PRC legal counsel.

Regulations on Internet Information Services

On September 25, 2000, the State Council issued the Administrative Measures on Internet Information Services, or the Internet Measures, which was most recently amended on December 6, 2024. The Internet Measures classified Internet information services into commercial Internet information services and non-commercial Internet information services and a commercial operator of Internet content provision services must obtain a value–added telecommunications services license for the provision of Internet information services from the appropriate telecommunications authorities.

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

We currently, through Beijing Network, Beijing Lingbao and other companies, hold valid ICP Licenses, covering the provision of internet information services, issued by the Beijing, Guangdong or Hainan branch of the MIIT. Besides, the ICP Measures and other relevant measures also ban the internet activities that constitute publication of any content that propagates obscenity, pornography, gambling and violence, incite the commission of crimes or infringe upon the lawful rights and interests of third parties, among others. If an internet information service provider detects information transmitted on their system that falls within the specifically prohibited scope, such provider must terminate such transmission, delete such information immediately, keep records and report to the governmental authorities in charge. Any provider’s violation of these prescriptions will lead to the revocation of its ICP License and, in serious cases, the shutting down of its internet systems.

Regulations on Mobile Application Information Services

On June 14, 2022, the CAC promulgated the Administrative Provisions on Mobile Internet Applications Information Services (Revised in 2022), or the APP Provisions, which became effective on August 1, 2022. The APP Provisions sets forth the relevant requirements on the APP information service providers and the APP Store service providers.

Pursuant to the Mobile Application Provisions, APP providers and APP distribution platforms shall perform the primary responsibility for information content management, actively cooperate with the State to implement the strategy of trusted identities in cyberspace, establish sound information content security management systems, information content ecological governance systems, data security and personal information protection systems, minor protection systems and other management systems to ensure cybersecurity and maintain a good network ecology. The CAC and its local branches shall be responsible for the supervision and administration of nationwide and local APP information respectively.

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

On March 13, 2025, the CAC and MPS jointly promulgated the Administrative Measures for the Security of Facial Recognition Technology Application (Order No. 19), which became effective on June 1, 2025. The Measures stipulate that facial recognition technology shall not be used as the sole verification method where alternative non-facial recognition methods can achieve the same purpose; a personal information protection impact assessment shall be conducted before applying facial recognition; and separate consent from a guardian shall be obtained for processing the facial information of minors.

On July 3, 2025, the Internet Society of China (ISC) and China Academy of Information and Communications Technology (CAICT) jointly issued the Compliance Management Guidelines for User Rights Protection in Mobile Internet Application Services (2025), organized by the MIIT. The Guidelines specify compliance requirements in six areas: service provision, personal information protection, algorithmic recommendation, service charging, complaint handling, and customer service hotlines. They require APP providers to safeguard users’ right to know and choose throughout pre-installation, distribution, installation, and uninstallation; disclose algorithmic recommendation mechanisms and provide opt-out options; and prominently remind and facilitate cancellation of automatic renewal services.

Regulations on Personal Computer Products and Services

On February 18, 1994, the State Council promulgated the Provisions for Security Protection of Computer Information Systems and subsequently amended in 2011. On January 8, 2011, the State Council promulgated the Administrative Measures for the Security Protection of Computer Information Networks Linked to the Internet (2011Revised) and became effective on January 8, 2011, The Measures shall be applicable to the security protection administration of the international networking of computer information networks.

On April 12, 2023, the CAC, the MIIT, the MPS, the Ministry of Finance and the Certification and Accreditation Administration of the PRC jointly promulgated the Announcement on Matters Relating to the Adjustment of the Security Management of Specialized Cybersecurity Products, pursuant to which, since July 1, 2023, specialized cybersecurity products included in the Catalog of Key Network Equipment and Specific Network Security Products may only be sold or provided after passing the security certification security testing by a qualified institution according to the mandatory requirements of the relevant national standards such as the Information Security Technology-Security Technical Requirements for Specialized Cybersecurity Products.

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

On June 27, 2025, the amended Anti-Unfair Competition Law was promulgated, which took effect on October 15, 2025. The principal amendments include: (i) prohibiting business operators from engaging in unfair competition by utilizing data, algorithms, technology and platform rules; (ii) requiring platform operators to specify fair competition rules, establish reporting and complaint mechanisms, and take necessary measures upon discovering unfair competition practices; (iii) expanding the scope of commercial defamation provisions; (iv) adding provisions to address 'involution-style competition'; and (v) raising the maximum fines and introducing an administrative regulatory interview system.

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

On October 25, 2019, the General Administration of Press and Publication issued the Notice on Preventing Minor’s Addiction to Online Games and a further Notice on August 30, 2021, which requires all online gamers to register accounts with their valid identity information and all game companies to stop providing game services to users who fail to do so. Furthermore, minors are only allowed to play games during specific permitted hours, and the funds in their accounts must not exceed a certain amount.

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
•
Measures for the Supervision and Administration of Online Transactions, which was promulgated by the State Administration for Market Regulation on March 15, 2021 and became effective on May 1, 2021, lastly amended on March 18, 2025 and became effective on May 1, 2025.
•
The Regulation on the Supervision and Administration of Medical Devices, which was amended by the State Council in December 2024 and became effective on January 20, 2025, regulates entities that engage in the research and development, production, operation, use as well as supervision and administration of medical devices in the PRC. Medical devices are classified into three categories based on their risk levels and the degree of control required to ensure their safety and effectiveness. Class I medical devices are those with relatively low risk, for which routine administration is sufficient to ensure their safety and effectiveness. Class II medical devices are those with moderate risk, which require stricter control and supervision. Class III medical devices are those with relatively high risk and are subject to special control measures to ensure their safety and effectiveness.
•
The Provisions for Supervision and Administration of Medical Device Manufacturing (SAMR Decree No. 53), which was promulgated on March 10, 2022 and became effective on May 1, 2022, regulates entities that engage in the manufacturing of medical devices in the PRC. The Provisions for Supervision and Administration of Medical Device Distribution (SAMR Decree No. 54) promulgated on March 10, 2022 and effective on May 1, 2022, regulates entities that engage in business activities involving medical devices in the PRC. Such activities are subject to regulatory requirements based on the risk classification of the relevant medical devices. No registration or license is required for business activities of Class I medical devices. Business activities involving Class II medical devices are subject to registration with the relevant regulatory authorities. Business activities involving Class III medical devices requires a license.

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

Selling robot products is subject to a variety of consumer protection laws, including the PRC Consumer Rights and Interests Protection Law, as amended on October 25, 2013 and taking effect since March 15, 2014, and Implementation Regulations on the Law of the People's Republic of China on the Protection of Consumer Rights and Interests which took effect on July 1, 2024, both of which impose obligations on business sellers. Failure to comply with these consumer protection laws could subject us to administrative sanctions, such as the issuance of warning, confiscation of income, imposition of fines, order to cease business operations, revocation of business licenses, as well as potential civil and criminal liabilities.

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

Pursuant to the Foreign Trade Law of the People's Republic of China, which was most recently amended by the SCNPC on December 27, 2025 and shall be effective on March 1, 2026, a foreign trade dealer shall, in compliance with the regulations laid down in accordance with law by the department of foreign trade under the State Council or any other relevant department, submit to relevant departments the documents and information related to its foreign trade activities. On May 10, 2021, the Ministry of Commerce promulgated the Measures for filing and registration of foreign trade operators, which was effective on May 10, 2021.

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

The CAC, together with other regulatory authorities, published the Interim Measures for the Management of Generative Artificial Intelligence Services on July 10, 2023, and effective on August 15, 2023. Generative AI service providers (hereinafter referred to as “providers”) shall carry out pre-training, optimization training, and other training data processing activities in accordance with the law, and comply with the following provisions:(1) Use data and underlying models sourced from legitimate sources;(2) Where intellectual property rights are involved, the intellectual property rights legally entitled to others must not be infringed;(3) Where personal information is involved, the consent of the personal information subject shall be obtained, or any other circumstances provided for in laws or administrative regulations shall apply;(4) Employ effective measures to improve the quality of training data and to enhance the authenticity, accuracy, objectivity, and diversity of training data; and(5) Other relevant provisions of laws and administrative regulations such as the Cybersecurity Law of the People's Republic of China, the Data Security Law of the People's Republic of China, and the Personal Information Protection Law of the People's Republic of China, as well as relevant regulatory requirements of relevant authorities. Providers shall assume responsibility as a producer of online information content in accordance with the law and fulfill online information security obligations. Where personal information is involved, they shall assume responsibility as a personal information processor in accordance with the law and fulfill personal information protection obligations. Providers shall execute service agreements with users who register for their generative AI services to establish the respective rights and obligations of both parties.

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

On March 7, 2025, the CAC released the Measures for Labeling Artificial Intelligence Generated Synthetic Contents, effective on September 1, 2025, which establishes requirements for network information service providers regarding the labeling of AI-generated synthetic content. Such content includes, but not limited to, the AI-generated texts, voices, videos, images or virtual scenes. Under these rules and regulations, all AI-generated synthetic content which may cause confusion or misidentification of the public must feature explicit labels to inform users that the content is AI-generated. For example, the text prompts, general symbol prompts or other explicit labels shall be added at the beginning, end or middle of the AI-generated texts to signify that the content contains AI-generated material. In addition, network information service providers shall feature implicit labels to the metadata of AI-generated content. Implicit labels shall include the attributes of the generated synthetic contents, the name or code of the service provider, content serial number and other production element information. The network information service providers are encouraged to use implicit labels in the form of digital watermark and other forms in the AI-generated synthetic contents.

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

Patent. The National People’s Congress adopted the Patent Law of the People’s Republic of China in 1984 and amended it in 1992, 2000, 2008 and 2020 (came into effect on June 1, 2021), respectively. Implementing Rules of the Patent Law of the People's Republic of China was promulgated on January 19, 1985 and was last amended on December 11, 2023 and effective on January 20, 2024 by the State Council. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds, nuclear transformation or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention and a ten-year term for a utility model and fifteen-year for a or design, starting from the application date. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder.

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

Since 2005, the NCA, together with certain other PRC governmental authorities, have jointly launched annual campaigns specifically aimed to crack down on internet copyright infringement and piracy in China; these campaigns normally last for three to four months every year. For example, NCA, MIIT, the Ministry of Public Security and CAC jointly launch “Jian Wang 2022” Special Program for Combating Online Infringement and Piracy, focusing on online video, online music, online literature, online news, online live broadcast and other fields to carry out special rectification of copyright and crack down on online infringement.

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

Regulations on Internet Infringement

On May 28, 2020, the National People’s Congress promulgated the Civil Code of the People’s Republic of China, or the Civil Code, which became effective on January 1, 2021. Under the Civil Code, an internet user or an internet service provider that infringes upon the civil rights or interests of others through using the internet assumes tort liability. If an internet user infringes upon the civil rights or interests of another through using the internet, the person being infringed upon has the right to notify and request the internet service provider whose internet services are facilitating the infringement to take necessary measures including the deletion, blocking or disconnection of an internet link. After receiving the notice, the network service provider shall promptly forward the notice to the relevant network user and take necessary measures in light of the preliminary evidence of infringement and the type of service; if the network service provider fails to take necessary action after being notified, it shall assume joint and several liability with the network user with regard to the aggravated part of the damage. If the network user or network service provider is damaged due to wrong notice, the right holder shall assume tort liability. Where it is otherwise prescribed in law, such provisions shall prevail. If, after being notified, the internet service provider fails to take necessary measures in a timely manner to end the infringement, it will be jointly and severally liable for any additional harm caused by its failure to act. According to the Civil Code, civil rights and interests include the personal rights and rights of property, such as the right to life, right to health, right to name, right to reputation, right to honor, right of portraiture, right of privacy, right of marital autonomy, right of guardianship, right to ownership, right to usufruct, right to security interests, copyright, patent right, exclusive right to use trademarks, right to discovery, right to equity interests and right of heritage, among others.

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

On January 23, 2019, four relevant government authorities jointly issued the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, pursuant to which, app operators should collect and use personal information in compliance with the CyberSecurity Law and should be responsible for the security of personal information obtained from users and take effective measures to strengthen the personal information protection. Furthermore, app operators should not force their users to make authorization by means of bundling, suspending installation or in other default forms and should not collect personal information in violation of laws, regulations or breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of Apps Infringing upon User’s Personal Rights and Interests, which was issued by MIIT on October 31, 2019.

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

On May 28, 2020, the National People’s Congress issued the Civil Code of the People’s Republic of China (Civil Code), which came into effect on January 1, 2021, the Civil Code provides a natural person shall have the right of privacy and the personal information of a natural person shall be protected in accordance with law. Information processors shall not divulge or tamper with the personal information collected or stored by them and shall not illegally provide any natural person’s personal information to others without the consent of such natural person.

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

On October 14, 2025, the CAC and the SAMR jointly promulgated the Measures for the Certification of Cross-Border Personal Information Transfers, effective on January 1, 2026. These Measures provide a certification mechanism for cross-border personal information transfers.

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

Regulations on Network Security

On November 7, 2016, the Standing Committee of the National People’s Congress of China promulgated the Network Security Law of the People’s Republic of China, or the Network Security Law or the Cybersecurity Law, which became effective on June 1, 2017. The Network Security was subsequently revised on October 28, 2025 and took effect on January 1, 2026. The Network Security Law governs the construction, operation, maintenance and use of networks as well as the supervision and administration of network security within China. As a network operator and a provider of network products and services, we are required to take measures to assure the security of network operations. For example, we are required to (a) protect our networks from disturbance, damage or unauthorized access, and to prevent our network data from being divulged, stolen or tampered with; (b) refrain from setting up malicious programs and, in the event of identifying security defects, loopholes or other risks in our network products or services, to promptly take remedial measures, notify users and report to competent authorities; (c) formulate emergency plans for network security incidents and combat any system loopholes, computer virus, network attack, network intrusion and any other security risks in a timely manner; and (d) refrain from engaging in activities that endanger network security. Furthermore, the 2025 amendment explicitly incorporates the governance of artificial intelligence into the primary legal framework, imposing specific security and ethical requirements on AI-related network services. In addition, we are required to take measures to ensure network security. For example, we are required to (a) keep user information strictly confidential and establish and improve user information protection system; (b) collect and use user information only if it is legal, necessary and just to do so, and only with relevant users’ consents; and (c) refrain from divulging, tampering with or damaging the user personal information that we have collected, or providing such personal information to third parties without the relevant users’ consents. Failure to comply with the Network Security Law may result in penalties, including warnings, order compelling modification of existing operations or imposition of fines, or even criminal liabilities.

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
•
Catalogue of Investment Projects Subject to Government Verification and Approval (2016 Version), promulgated by the State Council on December 12, 2016, effective since then; and
•
Administrative Measures for Outbound Investment, issued by the MOFCOM on September 6, 2014, effective since October 6, 2014.

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

For the management of foreign investment, the FIL officially abolishes the “case-by-case approval” system established by Three FDI law, and instead establishes the administration system for foreign investment, among others, (i) the negative list—the negative list consists of a list of industry sectors where foreign investments are prohibited (the “Prohibited Sectors”) and a list of industry sectors in which foreign investments are restricted (the “Restricted Sectors”); (ii)the information reporting system—foreign investors or foreign investment entities (FIEs) are required to submit investment information to the competent authorities through the system of enterprises registration and enterprise credibility disclosure; and (iii) the national security review, which will be conducted over foreign investments that affects or may affect the state security. The FIL further stipulates the legal liabilities for foreign investment in the Prohibited or Restricted Sectors and failing to report in accordance with the requirements. Failure to comply with the FIL may result in penalties, including order the foreign investor to stop the investment activities, dispose of the shares or assets or take other necessary measures within a specified time limit, or confiscation of illegal gains.

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

On April 10, 2020, the SAFE issued the Circular of the SAFE on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business, being effective from the same date. The Circular optimized the foreign exchange administration from the following aspects: promoting the facilitation reform of capital account income payment nationwide; (ii) cancellation of the registration of special refund business; (iii) Simplify the registration and management of certain capital project businesses; (iv) relaxation of domestic foreign exchange loans with export background to purchase foreign exchange and repay; (v) facilitating the use of electronic documents for foreign exchange business; (vi) Optimization the bank’s cross-border e-commerce foreign exchange settlement; (vii) relaxation of business review and endorsement procedures; (viii) supporting banks to innovate financial services.

On April 3, 2024, the SAFE promulgated the Guidelines of Capital Account Foreign Exchange Business (2024 Version), which came into effect on May 6, 2024, and stipulate guidelines for the capital account foreign exchange business.

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

Circular 37. In July 2014, the SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Round-trip Investment through Special Purpose Vehicles, or SAFE Circular 37, which repealed SAFE Circular 75. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents to seek offshore investment and financing and conduct round trip investment in China. Under SAFE Circular 37, an SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents for the purpose of seeking offshore financing or making offshore investment, using legitimate domestic or offshore assets or interests, while “round trip investment” refers to the direct investment in China by PRC residents through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 requires that, before making contribution into an SPV, PRC residents are required to complete foreign exchange registration with the SAFE or its local branch. SAFE Circular 37 further provides that option or share-based incentive tool holders of a non-listed SPV can exercise the options or share incentive tools to become a shareholder of such non-listed SPV, subject to registration with SAFE or its local branch. However, in practice, different local SAFE branch may have different views and procedures on the interpretation and implementation of the SAFE regulations, and since Circular 37 was the first regulation to regulate the foreign exchange registration of a non-listed SPV’s option or share incentives granted to PRC residents, there remains uncertainty with respect to its implementation.

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

PRC Value-added Tax (VAT)

On December 25, 2024, the Standing Committee of the National People's Congress promulgated Value-Added Tax Law of the People's Republic of China (the “VAT Law”), which come into effect on January 1, 2026, replacing the Provisional Regulations on Value-added Tax. The Regulations for the Implementation of the Value-Added Tax Law of the PRC were promulgated on December 19, 2025, effective January 1, 2026. The Value-Added Tax Law of the PRC outlines the framework of the value-added tax system, including clarifying and adjusting the scope of taxable transactions, the rate structure of VAT, the criteria and tax calculation method for small-scale taxpayers, the determination and calculation of taxable amount, and tax incentives. According to Value-Added Tax Law of the PRC: (i) for taxpayers selling goods, processing, repair and replacement services, and tangible movable property leasing services, or importing goods, the tax rate is 13%, (ii) for taxpayers selling transportation, postal, basic telecommunications, construction, or immovable property leasing services, selling immovable property, transferring land-use rights, the tax rate is 9%, (iii) for taxpayers selling services or intangible assets, the tax rate is 6%, (iv) for taxpayers exporting goods, the tax rate is zero, (v) for domestic entities and individuals engaged in cross-border sales of services or intangible assets within the scope prescribed by the State Council, the tax rate is zero.

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

Regulations of securities

The Securities Law of the PRC, or the PRC Securities Law, took effect on July 1, 1999, and was revised as of August 28, 2004, October 27, 2005, June 29, 2013, August 31, 2014 and December 28, 2019, respectively. It was the first national securities law in the PRC, and is divided into 14 chapters and 226 articles comprehensively regulating activities in the PRC securities market, including the issue and trading of securities, takeovers by listed companies, securities exchanges, securities companies and the duties and responsibilities of the State Council’s securities regulatory authorities. Article 177 of the PRC Securities Law provides that no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC, and without the consent of the securities authorities and the relevant competent authorities of the State Council, no entity or individual may provide documents or materials relating to securities business activities to overseas. Article 224 of the PRC Securities Law provides that domestic enterprises which, directly or indirectly, issue securities or list and trade their securities outside the PRC shall comply with the relevant regulations of the State Council. Currently, the issue and trading of foreign issued securities (including shares) are principally governed by the regulations and rules promulgated by the State Council and CSRC.

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

For a diagram summarizing our corporate structure and identifying the significant subsidiaries and the VIEs as of the date of this annual report, please refer to “Item 3. Key Information—Our Holding Company Structure and Contractual Arrangements with the Consolidated Variable Interest Entities.” Pursuant to Catalogue of Industries for Encouraging Foreign Investment (2025 Version) and Negative List (2024 Version), Beijing Security is currently engaged in the business of technology promotion, technology development, technology service and technology consultancy, sale of computers, software, auxiliary devices and AI hardware, computer animation design, investment consultancy and advertisement design, production, agency and publication. In addition, under applicable pilot measures in designated regions, foreign ownership percentage may, subject to approval by the relevant authorities, be permitted to reach up to 100%. Beijing Security is currently in the process of applying for an ICP license in Beijing to conduct ICP related business under such pilot measures.

Conew Network is currently engaged in the business of research and development of digital technology, telecommunication technology and relevant products, self-technology transfer, technology service, technology consultancy and computer technology training, sale of self-developed products, graphic design, business consultancy and investment consultancy, all of which are permitted foreign investment industries under Catalogue of Industries for Encouraging Foreign Investment (2025 Version) and Negative List (2024 Version).

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

As a result of these contractual arrangements, we are considered the primary beneficiary of the VIEs as we have the power to direct activities of these entities and can receive substantially all economic interests in these entities even though we do not necessarily receive all of the VIEs’ revenues. Accordingly, we treat them as the VIEs under U.S. GAAP and have consolidated the results of operation of the VIEs and the then subsidiaries of the VIEs in our consolidated financial statements in accordance with U.S. GAAP. External revenues contributed by the VIEs and the then subsidiaries of the VIEs together accounted for 42.9%, 35.0% and 29.2% of our revenues for the years ended December 31, 2023, 2024 and 2025, respectively.

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

D.
Property, Plants and Equipment

As of December 31, 2025, our principal executive offices were located on leased premises comprising approximately 8,899 square meters in Beijing, China. This facility accommodates our management headquarters, principal development, engineering, legal, finance and administrative activities. We also have offices overseas, mainly in Japan.

As of December 31, 2025, we also leased some facilities in multiple cities across China. These facilities were mainly used as production factories and warehouses, with a total combined floor area of approximately 6,120 square meters.

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

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion and analysis may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report. For discussion of 2023 items and year-over-year comparisons between 2024 and 2023 that are not included in this annual report on Form 20-F, please refer to “Item 5. Operating and Financial Review and Prospects” found in our Form 20-F for the year ended December 31, 2024 that was filed with the Securities and Exchange Commission on April 15, 2025.

A.
Operating Results

Overview

We are a China-based IT company with a commitment to AI innovation, providing diversified products and services spanning internet, robotics and enterprise services across global markets.

Revenues

We generate revenues from internet business and AI and others. The following table sets forth the principal components of our revenues by amount and as a percentage of our revenues for the periods presented.

	Years Ended December 31,
	2024		2025
	RMB	% of revenues	RMB	US$	% of revenues
Internet business	517,188	64.1	615,281	87,984	53.5
AI and others	289,689	35.9	535,163	76,527	46.5
Revenues	806,877	100.0	1,150,444	164,511	100.0

Internet business

Revenues from internet business accounted for 64.1% and 53.5% of our revenues in 2024 and 2025, respectively. We generate advertising revenues by displaying advertisements on our software products. We also generate value-added services revenues from subscription and other value-added services, both directly to users and through distribution and co-operation partners.

We believe that the most significant company-specific factors affecting the operation of our internet business include:

•
User base and user engagement in key markets. Our revenues from internet business are ultimately affected by the scale of our user base, and the strategies we pursue to achieve user growth may affect our costs and expenses and results of operations. A large and engaged user base is crucial for the sustainability of our product and related services, our advertising revenue is driven by the size of our user base and our value-added services depend on our ability to convert more users to paying users. Our user base has experienced fluctuations in prior years. While we have observed certain growth in recent periods, our user base may fluctuate or decline in the future due to factors such as increased competition and changes in consumer preferences. We plan to continue to enhance users’ experience, including through AI-powered features, and introduce more products to increase user engagement.
•
Products and Services Innovation. Our products are mainly utility software and AI-powered applications, which face intensive competition. We must develop innovative products and services, continuously enrich the functionality of our products that meet the disparate needs of users, platform, distribution and co-operation partners, and roll them out on a timely basis while controlling our product development expenses. We plan to continue to make investment in our products improvement and development, including leveraging AI agent technologies to enhance existing products and develop new offerings.
•
Fee arrangements with our significant customers and partners. Our revenues from internet business are affected by fee arrangements with our advertising customers and distribution and co-operation partners. In our advertising markets, the bid prices may fluctuate significantly depending on the type of the advertising inventories, seasonality, and supply and demand balance. In our value-added services business, we distribute certain of our services through distribution and co-operation partners under revenue-sharing arrangements. Changes in the terms or revenue-sharing ratios of these arrangements could have a significant impact on our revenues from value-added services. The fee arrangements with these customers and partners, and the mix of these arrangements, can have a significant impact on our revenues, and some of these impact may be beyond our control.

AI and Others

Revenue from AI and others accounted for 35.9% and 46.5% of our revenues in 2024 and 2025, respectively. AI and others revenues mainly comprise overseas advertising agency service, multi-cloud management service, sale and rental of our robotic products, as well as other AI-related services.

We believe that the most significant company-specific factors affecting the operation of our AI and others business include:

•
Our ability to increase sales volume and maintain relationships with customers, distributors and platform partners. Our capacity to sustain good business relationships with existing stakeholders and attract new ones are crucial to our financial performance. In our robotics business, we primarily distribute products through global distributors and resellers in target markets. For our cloud services and advertising agency business, we operate as an authorized agency for global partners, such as Meta and Amazon. Our ability to ultimately achieve profitability is dependent on a number of factors, including market demand and pricing dynamics for our robotics products, the rebate structures and policies of our advertising and cloud platform partners, and our ability to control costs while meeting required volume targets.
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
•
Our ability to control production and material costs of our robotic products. Our ability to control manufacturing cost, attain operating efficiency, while scaling up our business, is critical to ultimately achieving profitability. Maintaining reasonable operating expenses of robotic manufacturing in China is key to our success, and we shall continually strive to find the most efficient and cost-effective means of achieving our goals.
•
Investment in technology and talents. We believe our success in AI and others business is rooted in our robust technological capabilities. We have dedicated significant resources towards research and development. Specifically, we have invested in artificial intelligence, AI agent technologies, and talent recruitment, especially engineers and scientists with expertise and experience in machine learning, software algorithms, and robotics engineering. We also leverage third-party AI models and open-source frameworks to accelerate product development and improve R&D efficiency.

Cost of Revenues

Cost of revenues primarily consist of bandwidth and cloud service costs, personnel costs, channel and sharing costs, depreciation of equipment, and cost of robotic products sold.

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

Channel and sharing costs primarily consist of fees paid to payment channels and revenue sharing costs paid to distribution and co-operation partners.

Cost of robotic products sold include direct materials, external processing fee, depreciation and amortization of assets associated with the production.

Operating Income and Expenses

Our operating income and expenses consist of (i) research and development expenses, (ii) selling and marketing expenses, (iii) general and administrative expenses, and (iv) other operating income and expenses. The following table sets forth the components of our operating income and expenses for the periods indicated.

	Years Ended December 31,
	2024		2025
	(in thousands, except percentages)
	RMB	% of revenues	RMB	US$	% of revenues
Operating income and expenses
Research and development	(243,391)	(30.2)	(346,152)	(49,499)	(30.1)
Selling and marketing	(342,421)	(42.4)	(362,735)	(51,870)	(31.5)
General and administrative	(244,385)	(30.3)	(266,522)	(38,112)	(23.2)
Impairment of goodwill and intangible assets	(152,890)	(18.9)	(41,563)	(5,943)	(3.6)
Other operating income, net	637	0.1	3,496	500	0.3
Total operating income and expenses	(982,450)	(121.7)	(1,013,476)	(144,924)	(88.1)

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

Hong Kong. Our subsidiaries incorporated in Hong Kong were subject to Hong Kong profits tax rate of 16.5% for the years ended December 31, 2024 and 2025. The first HK$2 million of profits earned by one of our subsidiaries incorporated in Hong Kong is taxed at half the current tax rate (i.e. 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate, and foreign-derived income is exempted from income tax.

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

Singapore. Our subsidiaries incorporated in Singapore were subject to Singapore corporate income tax rate of 17% for the year ended December 31, 2024 and 2025.

Japan. Under Japan's corporate tax law, companies incorporated in Japan with paid-in capital in excess of Japanese Yen (“JPY”) 100 million are subject to national corporate income tax rate 23.2% and companies with paid-in capital of no more than JPY100 million are subject to national corporate income tax rate of 15% on the first JPY8 million of income earned and at 23.2% on any income earned in excess of JPY8 million. For the years ended December 31, 2024 and 2025, our subsidiaries incorporated in Japan are all with paid-in capital of no more than JPY100 million, and were subject to national corporate income tax rate of 15% on the first JPY8 million of income earned and at 23.2% on any income earned in excess of JPY8 million. Local income taxes, which include local inhabitant tax and enterprise tax, are also imposed on corporate income.

PRC.

Enterprise income tax. Our PRC subsidiaries and VIEs are subject to the statutory rate of 25% in accordance with the EIT Law, with exceptions for certain preferential tax treatments. Under relevant PRC government policies, enterprises qualified as “high and new technology enterprise” are entitled to a preferential rate of 15%. According to the Administrative Measures for Recognition of High and New Technology Enterprises, where the relevant department finds in the course of daily management that a recognized “high and new technology enterprise” does not meet the conditions for recognition, it shall apply to the recognition department for verification. If the verification confirms that the enterprise does not meet the conditions for recognition, the recognition department shall disqualify the “high and new technology enterprise” and advise the tax authority to recover the payment of reduced or exempted taxes under tax preferences it has enjoyed from the year when it fails to meet the recognition requirements. Enterprises of qualified industries that met the operational substantive requirements located in Hengqin-Guangdong-Macao In-depth Cooperation Zone are subject to a tax rate of 15%. For the year ended December 31, 2024 and 2025, our PRC subsidiaries and VIEs qualified as “high and new technology enterprise” and located in Hengqin-Guangdong-Macao In-depth Cooperation Zone were subject to tax holiday or a preferential tax rate of 15%, and our remaining PRC subsidiaries, VIEs and the subsidiaries of the VIEs were subject to enterprise income tax at a rate of 25%.

Withholding tax. Under the EIT Law and its implementation rules, dividends, interests, rents or royalties payable by a foreign-invested enterprise, such as our PRC subsidiaries, to any of its non-resident enterprise investors, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% withholding tax, unless non-resident enterprise investor’s jurisdiction of incorporation has a tax treaty or agreement with China that provides for a reduced withholding tax rate or an exemption from withholding tax. The Cayman Islands, where our company is incorporated, and the British Virgin Islands, where our subsidiary Conew.com Corporation was incorporated, do not have such tax treaties with China. None of our U.S. subsidiaries is an immediate holding company of our PRC subsidiaries. Under the tax arrangement Between the PRC and Hong

Kong, the 10% dividend withholding tax rate may be reduced to 5% if the Hong Kong resident enterprise that receives a dividend is considered a non-PRC tax resident enterprise and holds at least 25% of the equity interests in the PRC enterprise distributing the dividends, subject to approval of the relevant PRC tax authority. The PRC tax authorities have discretion to adjust the preferential tax treatment if a company benefits from such reduced rate due to a structure or arrangement that is primarily tax-driven, and the determination of beneficial owner status is subject to review based on factors including the applicant's business substance and income distribution patterns. Accordingly, our Hong Kong subsidiaries may not be able to enjoy the 5% withholding tax rate if they do not satisfy the relevant conditions under applicable PRC tax regulations.

PRC Value-added tax. As of the date of this annual report, our PRC subsidiaries and VIEs are subject to VAT at a rate of 3%, 6%, 9% or 13% VAT rate on the products and services we provide and related surcharges.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years indicated. The year-to-year comparisons of results of operations should not be relied upon as indicative of our future performance.

	Year Ended December 31,
	2024	2025
	RMB	RMB	US$
	(in thousands)
Selected Consolidated Statements of Comprehensive loss:
Revenues	806,877	1,150,444	164,511
Internet business	517,188	615,281	87,984
AI and others	289,689	535,163	76,527
Cost of revenues(1)	(261,682)	(316,411)	(45,246)
Gross profit	545,195	834,033	119,265
Operating income and expenses
Research and development(1)	(243,391)	(346,152)	(49,499)
Selling and marketing(1)	(342,421)	(362,735)	(51,870)
General and administrative(1)	(244,385)	(266,522)	(38,112)
Impairment of goodwill and intangible assets	(152,890)	(41,563)	(5,943)
Other operating income, net	637	3,496	500
Total operating expenses, net	(982,450)	(1,013,476)	(144,924)
Operating loss	(437,255)	(179,443)	(25,659)
Other income (expenses)
Interest income, net	44,422	30,629	4,380
Foreign exchange (losses)/gains	(21,726)	30,783	4,402
Other income	52,059	36,896	5,276
Other expense	(191,828)	(145,548)	(20,813)
Loss before income taxes	(554,328)	(226,683)	(32,414)
Income tax expenses	(47,258)	(8,469)	(1,211)
Net loss	(601,586)	(235,152)	(33,625)
Less: net income attributable to noncontrolling interests	15,971	22,561	3,226
Net loss attributable to Cheetah Mobile Inc.	(617,557)	(257,713)	(36,851)

(1) Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	Year Ended December 31,
	2024	2025
	RMB	RMB	US$
	(in thousands)
Cost of revenues	81	16	2
Research and development	1,924	1,193	171
Selling and marketing	(662)	773	111
General and administrative	24,758	17,858	2,554
Total	26,101	19,840	2,838

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Revenues. Our revenues increased by 42.6% from RMB806.9 million in 2024 to RMB1,150.4 million (US$164.5 million) in 2025.

The following table presents our revenues disaggregated by revenue source:

	Year Ended December 31,
	2024	2025
	RMB	RMB	US$
	(in thousands)
Revenues:
Internet business
Online advertising	184,655	212,474	30,383
Internet value-added services	332,533	402,807	57,601
AI and Others
Advertising agency services	78,036	238,985	34,174
Multi-cloud Management Services	87,242	136,331	19,495
Sale and rental of robotic products	111,577	145,866	20,859
Technical, AI application services and others	12,834	13,981	1,999
Total consolidated revenues	806,877	1,150,444	164,511

Internet business. Revenues from internet business increased by 19.0% from RMB517.2 million in 2024 to RMB615.3 million (US$88.0 million) in 2025. The year-over-over increase was primarily driven by the growth of our internet value-added services revenue, attributable to the growing user base of our software products and the expansion of distribution through our distribution and co-operation partners, as well as an increase in online advertising revenue from our overseas operations.

AI and others. Revenues from AI and others increased by 84.7% to RMB535.2 million (US$76.5 million) in 2025 from RMB289.7 million in 2024. The increase was primarily driven by (i) growth in our overseas advertising agency services, driven by the optimization of our customer mix in response to evolving platform policies, (ii) continued expansion of our multi-cloud management services, and (iii) an increase in robotics products revenue, primarily attributable to the inclusion of RMB36.3 million (US$5.2 million) of revenue from UFACTORY following its consolidation since July 29, 2025.

Cost of revenues. Our cost of revenues increased by 20.9% from RMB261.7 million in 2024 to RMB316.4 million (US$45.2 million) in 2025, primarily due to the higher revenue sharing cost paid to distribution and co-operation partners and costs of robotics products sold following the consolidation of UFACTORY. Our gross margin improved from 67.6% in 2024 to 72.5% in 2025, primarily reflecting (i) the shift in our revenue mix towards higher-margin business lines, such as advertising agency services, and (ii) improved operational efficiency.

Gross profit. As a result of the foregoing, our gross profit increased by 53.0% from RMB545.2 million in 2024 to RMB834.0 million (US$119.3 million) in 2025.

Operating expenses. Our operating expenses increased by 3.2% from RMB982.5 million in 2024 to RMB1,013.5 million (US$144.9 million) in 2025. The increase was primarily due to higher amortization expenses related to intangible assets from business combinations, a one-off increase in expected credit losses, and increased marketing and promotion expenses for user acquisition. The increase was partially offset by decrease in impairment charges, as no goodwill impairment was recognized in 2025 compared to RMB152.9 million in 2024.

Research and development expenses. Our research and development expenses increased by 42.2% year over year to RMB346.2 million (US$49.5 million) in 2025. The increase was primarily due to higher amortization expenses related to intangible assets from business combinations.

Selling and marketing expenses. Our selling and marketing expenses increased by 5.9% year over year to RMB362.7 million (US$51.9 million) in 2025. This increase was primarily due to increased marketing and promotion expenses related to user acquisition for our internet business, as well as the increased employee costs.

General and administrative expenses. Our general and administrative expenses increased by 9.1% year over year to RMB266.5 million (US$38.1 million) in 2025. The increase was primarily due to a one-off increase in expected credit losses.

Impairment of goodwill and intangible assets. We recognized impairment charges of RMB41.6 million (US$5.9 million) in 2025, primarily related to the impairment of certain intangible assets, compared to RMB152.9 million in 2024 which was primarily related to goodwill impairment. No goodwill impairment was recognized in 2025.

Operating loss. As a result of the foregoing, we had an operating loss of RMB179.4 million (US$25.7 million) in 2025, as compared to an operating loss of RMB437.3 million in 2024.

Operating loss margin. We had an operating loss margin of 15.6% in 2025, as compared to an operating loss margin of 54.2% in 2024.

Other income. Other income was RMB36.9 million (US$5.3 million) in 2025, primarily due to gains from disposal and distribution of long-term investments.

Other expense. Other expense was RMB145.5 million (US$20.8 million) in 2025, which was primarily due to fair value change and impairment of certain long-term investments.

Income tax expense. Our income tax expenses was RMB8.5 million (US$1.2 million) in 2025, as compared to income tax expenses of RMB47.3 million in 2024.

Net loss attributable to Cheetah Mobile shareholders. Primarily as a result of the foregoing, our net loss attributable to Cheetah Mobile shareholders was RMB257.7 million (US$36.9 million) in 2025, as compared to a net loss attributable to Cheetah Mobile shareholders of RMB617.6 million in 2024.

Recent Accounting Pronouncements

A list of recent accounting pronouncements that are relevant to us is included in Note 2 to our consolidated financial statements, which are included in this annual report.

B.
Liquidity and Capital Resources

Cash Flows and Working Capital

We finance our operations and strategic investments primarily using our cash and cash equivalents, including our operating cash inflows and short-term investments. Cash and cash equivalents consist of cash on hand and bank deposits, which are unrestricted to withdrawal and use, and highly liquid investments with original stated maturity of three months or less. Short-term investments consist of highly liquid investments with original maturities of greater than three months but less than 12 months and investments that are expected to be realized in cash during the next 12 months. As of December 31, 2025, we had RMB1,506.6 million (US$215.4 million) in cash and cash equivalents.

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

The table below sets forth a breakdown of our cash by currency and location as of December 31, 2024 and 2025:

	As of December 31,
	2024	2025
	(in thousands of RMB)
Cash located outside of the PRC
—held by Company and Subsidiaries in US dollars	1,139,320	718,837
—held by Company and Subsidiaries in RMB	858	25,957
—held by Company and Subsidiaries in others	71,632	95,709
—held by VIEs in US dollars	43,416	35,759
—held by VIEs in RMB	107	127
—held by VIEs in others	1,098	10,167
Cash located in the PRC
—held by Company and Subsidiaries in RMB	242,673	368,552
—held by Company and Subsidiaries in US dollars	105,091	66,624
—held by Company and Subsidiaries in others	1,440	1,106
—held by VIEs in RMB	227,388	183,779
—held by VIEs in US dollars	8	8
Total cash and cash equivalents	1,833,031	1,506,625

The table below sets forth a breakdown of our short-term investments by location as of December 31, 2024 and 2025:

	As of December 31,
	2024	2025
	(RMB in thousands)
Short-term investments located outside of the PRC
—Time deposits located outside the PRC	318	526
Short-term investments located in the PRC
—Wealth management products located in the PRC	17	9,001
Total short-term investments	335	9,527

The following table sets forth a summary of our cash flows for the years indicated:

	Year Ended December 31,
	2024	2025
	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(238,323)	(172,256)	(24,631)
Net cash used in investing activities	(34,090)	(65,567)	(9,377)
Net cash provided by/ (used in) financing activities	69,113	(64,221)	(9,183)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	16,140	(24,362)	(3,484)
Cash, cash equivalents and restricted cash at the beginning of year	2,020,191	1,833,031	262,120
Net decrease in cash, cash equivalents and restricted cash	(187,160)	(326,406)	(46,675)
Cash, cash equivalents and restricted cash at the end of year	1,833,031	1,506,625	215,445

Operating Activities

Net cash used in operating activities for the year ended December 31, 2025 was RMB172.3 million (US$24.6 million). This amount was primarily attributable to net loss of RMB235.2 million (US$33.6 million), (i) adjusted to add back amortization of intangible assets of RMB135.8 million (US$19.4 million); (ii) adjusted to add back impairment of assets of RMB121.0 million (US$17.3 million); (iii) adjusted to add back provision for credit losses of RMB70.2 million (US$10.0 million); (iv) adjusted for changes in operating assets and liabilities that negatively affected operating cash flow, primarily due to decrease in accrued expenses and other current liabilities RMB439.1 million (US$62.8 million), (v) offset by changes in operating assets and liabilities that positively affected operating cash flow, primarily a decrease in prepayments and other current assets RMB182.8 million (US$26.1 million).

Investing Activities

Net cash used in investing activities was RMB65.6 million (US$9.4 million) for the year ended December 31, 2025, primarily attributable to net cash paid for purchase of short-term investments of RMB949.5 million (US$135.8 million), purchase of long-term investments of RMB44.9 million (US$6.4 million), purchase of subsidiaries, net of cash acquired of RMB31.4 million (US$4.5 million), and purchase of property, plant and equipment and intangible assets of RMB12.8 million (US$1.8 million), partially offset by proceeds from maturity of short-term investments of RMB940.1 million (US$134.4 million) and proceeds from disposals of and distributions received from long-term investments of RMB31.2 million (US$4.5 million).

Financing Activities

Net cash used in financing activities was RMB64.2 million (US$9.2 million) for the year ended December 31, 2025, primarily attributable to repayment of loan to a related party of RMB44.7 million (US$6.4 million) and repurchase of noncontrolling interests of RMB20.8 million (US$3.0 million).

Material cash requirements

Our material cash requirements as of December 31, 2025 and any subsequent interim period primarily include our capital expenditures, operating lease obligations, and purchase obligations.

We incurred capital expenditures of RMB22.8 million and RMB12.8 million (US$1.8 million) in 2024 and 2025, respectively. Our capital expenditures were primarily attributable to purchase of computers and servers related to research and development activities and expenditures in enhancing our manufacturing capacity for our robotic products. As our robotic products and AI business expands, we may incur more capital expenditures for our these businesses in the future.

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

The following table sets forth our contractual obligations by specified categories as of December 31, 2025.

	Payment due by period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In thousands of RMB)
Operating lease obligations	15,870	10,592	5,144	134	—
Purchase obligations	222,751	180,443	42,308	—	—
Total	238,621	191,035	47,452	134	—

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2025.

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

C.
Research and Development, Patents, and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.
Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2025 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

During which, estimates used for “Allowance for credit losses”, “Fair value measurements of Non-Marketable long-term investments”, “Fair Value Determination Related to the Accounting for Business Combinations” and “Impairment Assessment on Goodwill, Long-lived Assets and Intangible assets”, “Reassessment of estimated useful life of intangible assets”, “valuation allowance for deferred tax assets”, require management to make difficult, subjective and complex judgments that often as a result of the need to make estimate on matters that are inherently uncertain and which is likely that materially different amounts would be reported under different conditions or assumptions.

Consolidation of VIEs

PRC law currently restricts foreign ownership of internet-based and mobile-based businesses and regulates internet access, distribution of internet information services and value-added telecommunication services through strict business licensing requirements and other government regulations, unless otherwise permitted under applicable pilot measures in designated regions, where foreign ownership percentage may be allowed to reach up to 100% upon approval by the relevant authorities. We are a Cayman Islands exempted company and to comply with these foreign ownership restrictions, we operate our website and conduct substantially the majority of our distribution and operation of internet value-added services and internet security services businesses in the PRC through the VIEs.

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

Internet business

Online advertising

Online advertising revenue is primarily derived from displaying advertisements for our customers on its online platforms including duba.com and other websites, browsers, PC and mobile applications. We mainly enter into cost for performance and cost per impression advertising agreements with customers. For contracts that are charged on the cost for performance basis, we charge an agreed-upon fee to its customers determined based on the effectiveness of advertising links, which is typically measured by clicks, transactions, installations, user registrations, and other actions. Revenue is recognized at a point in time when there is an effective click, transaction, installations, user registrations, and other actions. For advertising contracts that charge on cost per impression basis, we recognize the revenue at a point in time when the impressions are delivered based on the mutual agreement formed with customers.

Internet value-added services

We provide a range of online and on-premise software and applications designed to address users' needs in document processing, security protection, desktop personalization and AI-powered productivity for both individual and enterprise customers. Our value-added services revenue earned from the sale of membership packages and subscriptions, which grant customers ad-free use and exclusive access to premium features including file and data recovery, malicious pop-up interception, PDF conversion, automatic dynamic wallpaper rotation etc. These services are delivered directly to end users or distributed through external distributors, such as mobile application stores, and co-operation partners.

For services distributed through external distributors and partners, we evaluate whether we are acting as a principal or an agent. For arrangements where we are primarily responsible for fulfilling the service obligations to end users and retains control over the services delivered, we act as the principal and revenue is recognized on a gross basis. For arrangements where the external distributor or partner is primarily responsible for fulfilling the transaction with end users, we act as the agent and revenue is recognized on a net basis.

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

While providing on-premise software, the license provides the customer with a right to use the software as it exists when made available to the customer. We sell specific version of the software to the customer, and provide post-contract services such as post-delivery telephone support and post-contract customer support for the customer. The on-premise software license and the post-contract services are accounted for a single performance obligation as post-contract services are mainly provided to answer questions about the use and the installation of the software which would not constitute a promise to a customer. Revenue is recognized upfront at the point in time when the software is made available to the customer. Software upgrades, such as version iteration, are additionally charged.

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

Sale and rental of robotic products

We generate revenue from sale and rental of robotic products. We recognize revenue generally at a point in time when the robotic products are delivered to customers. We provide standard warranty on all robotic products sold, which is not a separate performance obligation as it is intended to provide greater quality assurance to customers. Accordingly, standard warranty is accounted for in accordance with ASC 460, Guarantees, and the estimated costs are recorded as a liability when we transfer the control of robotic products to a customer. The consideration for sale of robotic products is normally paid in advance, which means the payments received are prior to the transfer of goods or services by us, we record a contract liability (deferred revenue) for the amount relating to those unperformed obligations. As set out in Note 2 “Lease, as of a Lessor”, rental revenue of robotic products is recognized under ASC 842.

Technical, AI application services and others

We provide other services including technical support, extended time warranty, maintenance services, AI data and AI solution services etc. to customers. Such revenue are recognized ratably over the term of the arrangement or at a point of time upon service delivered.

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

Estimated Useful Lives of Intangible Assets

Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives, which are determined based on contractual or legal rights, expected technological obsolescence, and the Group's historical experience with similar assets. The Group reviews the estimated useful lives of its intangible assets each year. The estimated useful lives are reassessed when events or changes in circumstances indicate that the original estimates may no longer be appropriate, such as significant changes in the technological, market or business environment, changes in the expected use of the assets, or the earlier-than-expected obsolescence of the assets. Changes in estimated useful lives are accounted for prospectively as a change in accounting estimate in accordance with ASC 250.

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

Item 6. Directors, Senior Management and Employees

A.
Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Sheng Fu	48	Chief Executive Officer and Chairman of the Board of Directors
Thomas Jintao Ren	47	Chief Financial Officer and Director
Edward Mingyan Sun	43	Director
Bo Peng	47	Director
Wu Shengwu	52	Independent Director
Dr. Yi Ma	53	Independent Director
Dr. Yun Zhang	49	Independent Director

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

Bo Peng has been our director since July 2024. Ms. Bo Peng is currently an assistant president and the legal director of Kingsoft Corporation Limited (HKEx: 03888). Ms. Peng joined the legal department of Kingsoft Corporation Limited in 2004 and since then has been fully responsible for its legal affairs. In September 2013, she became the assistant president of Kingsoft Corporation Limited. At present, Ms. Peng is mainly responsible for legal compliance, intellectual property, supply chain, administrative management of Kingsoft Corporation Limited and she has extensive experience in these areas. At the same time, Ms. Peng serves as the secretary-general of Beijing Kingsoft Foundation. Ms. Peng graduated from the University of Science and Technology Beijing in 2001 with a bachelor’s degree in law.

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

B.
Compensation

Compensation of Directors and Officers

For the fiscal year ended December 31, 2025, we paid an aggregate of approximately RMB19.2 million (US$2.8 million) in cash to our executive officers and directors (excluding independent directors), and an aggregate of approximately RMB1.5 million (US$0.2 million) in cash to our independent directors. Our PRC entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefits. For the fiscal year ended December 31, 2025, we contributed an aggregate of approximately RMB0.7 million (US$0.1 million) for pension, retirement benefits or other similar benefits for our executive officers and directors.

Share Incentive Awards

Share Incentive Plans

We adopted a share award scheme in May 2011, as amended in September 2013 and November 2016, or the 2011 Plan, a 2013 equity incentive plan in January 2014, or the 2013 Plan, a 2014 restricted shares plan in April 2014, or the 2014 Plan, and a 2023 share incentive plan in April 2023, or the 2023 Plan. The 2011 Plan and the 2013 Plan expired in May 2021, and January 2024, respectively, and in accordance with their terms, such that no new awards may be granted under these two plans although outstanding awards granted previously will remain governed by the plans. The purpose of our share incentive plans is to recruit and retain key employees, directors or consultants of outstanding ability and to motivate them to deliver the best performance for the benefit of our company.

1.
The 2014 Plan

We adopted the 2014 Plan in April 2014. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan is 122,545,665 Class A ordinary shares. As of March 31, 2026, 80,288,189 restricted shares (excluding those that have been forfeited) had been granted under the 2014 Plan.

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

2.
The 2023 Plan

We adopted the 2023 Plan in April 2023. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2023 Plan is 145,000,000 ordinary shares. As of March 31, 2026, 101,559,650 restricted shares (excluding those that have been forfeited) had been granted under the 2023 Plan.

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

The following table summarizes, as of March 31, 2026, the restricted shares that we granted to our current directors and executive officers and to other individuals as a group under our share incentive plans, and which remained outstanding.

	Number of Restricted Shares Outstanding	Purchase Price (US$/Share)	Date of Grant
Sheng Fu	21,415,900	N/A	June 22, 2023
Edward Mingyan Sun	*	N/A	June 22, 2023
Thomas Jintao Ren	*	N/A	June 22, 2023
Wu Shengwu	*	N/A	September 22, 2023
All directors and executive officers as a group	31,525,200	N/A	Various dates between June 22, 2023 and September 22, 2023

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

D.
Employees

We had 845, 934 and 851 employees as of December 31, 2023, 2024 and 2025, respectively. The following table sets forth the number of our employees, categorized by function, as of December 31, 2025:

Function	Number of Employees
Operations	109
Research and development	375
Sales and marketing	200
General and administrative	167
Total	851

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2026 by:

•
each of our current directors and executive officers; and
•
each person known to us to own beneficially more than 5% of our shares.

Percentage of beneficial ownership is based on 1,558,791,885 total issued and outstanding ordinary shares as of March 31, 2026, representing the sum of 518,104,900 Class A ordinary shares and 1,040,686,985 Class B ordinary shares of our company.

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

	Shares Beneficially Owned		Ordinary Shares Beneficially Owned	Voting Power
	Class A Ordinary Shares	Class B Ordinary Shares	%(1)	%(2)
Directors and Executive Officers**:
Sheng Fu(3)	34,172,460	118,979,028	9.8	47.8
Bo Peng	—	—	—	—
Thomas Jintao Ren	*	*	*	*
Wu Shengwu(5)	*	—	*	*
Dr. Yi Ma(6)	*	—	*	*
Dr. Yun Zhang(7)	*	—	*	*
Edward Mingyan Sun	*	*	*	*
All directors and executive officers as a group	42,110,830	136,110,578	11.4	49.4
Principal Shareholders:
Kingsoft Corporation Limited(8)	11,800,547	662,806,049	43.3	24.2
Tencent Holdings Limited(9)	15,031,120	220,481,928	15.1	20.3
Sheng Global Limited(10)	29,996,440	118,979,028	9.6	11.2

Notes

* Less than 1% of our total outstanding Class A and Class B ordinary shares.

** Unless otherwise indicated in the notes below, the business address for our directors and executive officers is Building No. 11Wandong Science and Technology Cultural Innovation Park No.7 Sanjianfangnanli, Chaoyang District, Beijing 100024, People’s Republic of China.

(1)
Percentage ownership is calculated by dividing the number of Class A and Class B ordinary shares beneficially owned by a given person or group by the sum of (i) 1,558,791,885 ordinary shares and (ii) the number of Class A and Class B ordinary shares that such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after March 31, 2026.
(2)
Percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by a given person or group with respect to the sum of all outstanding shares of our Class A and Class B ordinary shares. The holders of our Class B ordinary shares are entitled to ten votes per share, and holders of our Class A ordinary shares are entitled to one vote per share.
(3)
Represents (i) 25,996,440 Class A ordinary shares represented by restricted ADSs and 111,679,028 Class B ordinary shares held by Sheng Global Limited, a British Virgin Islands company wholly owned by Mr. Fu, (ii) 4,000,000 Class A ordinary shares (represented by restricted ADSs) and 7,300,000 Class B ordinary shares beneficially owned by Sheng Global Limited through FaX Vision Corporation, a British Virgin Islands company controlled by Sheng Global Limited, (iii) 4,176,020 Class A ordinary shares represented by restricted ADSs that have vested to Mr. Fu under our share incentive plans. Kingsoft Corporation have delegated approximately 36.6% voting power of our company held by Kingsoft Corporation to Mr. Sheng Fu, effective October 1, 2017. For further details, see “Item 4. Information on the Company—A. History and Development of the Company”.
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
(6)
The business address of Dr. Ma is ECS Department, 333A Cory Hall#1770 University of California, Berkeley, CA 94720-1770, USA.
(7)
The business address of Dr. Zhang is 6402 Middleburg Ln, Bethesda, MD 20817, USA.
(8)
Represents (i) 5,040,877 Class A ordinary shares, (ii) 6,759,670 Class A ordinary shares represented by ADSs, and (iii) 662,806,049 Class B ordinary shares held by Kingsoft Corporation. Kingsoft Corporation is a Cayman Islands company listed on the Hong Kong Stock Exchange (Stock Code: 3888). Kingsoft Corporation have delegated approximately 36.6% voting power of our company held by Kingsoft Corporation to Mr. Sheng Fu, effective October 1, 2017. For further details, see “Item 4. Information on the Company—A. History and Development of the Company.” Kingsoft Corporation’s business address is Building D, Xiaomi Campus, No.33 Xierqi Middle Road, Haidian District, Beijing, People’s Republic of China.
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
(10)
Represents (i) 25,996,440 Class A ordinary shares represented by restricted ADSs and 111,679,028 Class B ordinary shares held by Sheng Global Limited, and (ii) 4,000,000 Class A ordinary shares and 7,300,000 Class B ordinary shares held by FaX Vision Corporation, a British Virgin Islands company controlled by Sheng Global Limited. The registered address of Sheng Global Limited is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

As of March 31, 2026, to our knowledge, on the same basis of calculation as above, 487,819,310 Class A ordinary shares represented by ADSs, or approximately 31.29% of our total outstanding ordinary shares were held by one record shareholder in the United States, namely The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Transactions and Agreements with Kingsoft Group

Kingsoft Corporation is one of our principal shareholders, with beneficial ownership and voting power of 43.3% and 24.2%, respectively, of our outstanding Class A and Class B ordinary shares on an as-converted basis as of March 31, 2026.

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

Accordingly, transactions between us, our subsidiaries and the VIEs, on the one hand, and Kingsoft Corporation or any of its subsidiaries and associates (excluding us and our subsidiaries and VIEs) (collectively, "Kingsoft Group"), on the other hand, were “connected transactions.” Under the Hong Kong Listing Rules, all connected transactions must be carried out on normal commercial terms, and if the value of a connected transaction exceeds the applicable thresholds, it was subject to the approval of the independent shareholders of Kingsoft Corporation.

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

On February 16, 2017, Kingsoft Japan entered into an exclusive licensing agreement with a subsidiary of Kingsoft Corporation, pursuant to which Kingsoft Group granted Kingsoft Japan the exclusive right to sell, or authorize any third parties to sell, conduct marketing or promotion, and provide services to the end-users of the Japanese version of the office software developed by Kingsoft Group, within the territory of Japan. In October 2025, the exclusive license was converted to a non-exclusive license. In addition, in December 2025, the parties entered into an asset transfer agreement pursuant to which the relevant assets relating to the Japanese version of the office software will be transferred to Kingsoft Group, upon completion of which the licensing arrangement will be terminated.

In October 2025, Kingsoft Japan repurchased certain equity interests held by Kingsoft Corporation and its associates for a total consideration of RMB14.5 million (US$2.1 million). Upon completion of the repurchase, our company's equity interest in Kingsoft Japan increased from 41.15% to 57.71% on a diluted basis.

We also purchase cloud services from Kingsoft Group. On July 1, 2022, we entered into a cloud service agreement with a subsidiary of Kingsoft Corporation, pursuant to which, Kingsoft Group provide us with cloud and relevant technical support services for an initial term until August 1, 2023. Since then, the agreement has been renewed annually and currently remains in effect with an expiration date of August 1, 2027.

For the years ended December 31, 2023, 2024 and 2025, we recognized aggregate fees of RMB14.2 million, RMB12.2 million and RMB12.7 million (US$1.8 million), respectively, to Kingsoft Corporation, its subsidiaries and their respective associates for the services they provided to us.

Transactions with Tencent Group

We entered into a strategic cooperation agreement dated December 27, 2013 with Shenzhen Tencent Computer Systems Company Limited, or Tencent Shenzhen, to promote various types of products of Tencent Holdings Limited, its subsidiaries and their respective associates, or collectively the Tencent Group, through various forms of promotion services on our mobile and PC applications and platforms. Tencent Shenzhen is a subsidiary of Tencent Holdings Limited, one of our major beneficial shareholders. The price of services provided between us and Tencent Shenzhen will be based on (i) the prevailing fair market price, (ii) the actual cost incurred plus a reasonable profit margin, or (iii) a price with reference to the price or reasonable profit margin of an independent third party conducting the similar transactions. The term of the cooperation agreement was from January 1, 2014 to December 31, 2015. On December 30, 2015, we entered into a new strategic cooperation agreement with Tencent Shenzhen, pursuant to which we and the Tencent Group will continue to provide promotion services to each other. We and Tencent Group may enter into individual agreements from time to time accordingly, and beyond promotion services, we also purchase cloud services from and cooperate with Tencent Group on product distribution and operation. For the years ended December 31, 2023, 2024 and 2025, we recognized total revenues of RMB9.6 million, RMB6.7 million and RMB52.8 million (US$7.6 million), respectively, from the Tencent Group, and recognized aggregate fees of RMB13.3 million, RMB19.4 million and RMB38.4 million (US$5.5 million), respectively, to the Tencent Group.

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

From 2018, we entered into distribution and several AI robots purchase agreements with Beijing OrionStar. For the eleven months ended November 30, 2023, we purchased products from OrionStar of RMB1.0 million.

From December 2018, we entered into several commissioned development and service agreements, with Beijing OrionStar, pursuant to which Beijing OrionStar agrees to provide technical and promotion service to us. For the eleven months ended November 30, 2023, we recognized total cost of RMB2.3 million.

From 2018, we entered into several service agreements with Beijing OrionStar, pursuant to which we provide technical and multi-cloud management services to Beijing OrionStar. For the eleven months ended November 30, 2023, we recognized total revenue of RMB2.4 million.

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

From 2019, we entered into several service agreements with Live.me, pursuant to which we provide technical, multi-cloud management and other services to Live.me. For the years ended December 31, 2023, 2024 and for the two months ended February 28, 2025, we recognized total revenue of RMB35.0 million, RMB27.5 million and RMB3.6 million (US$0.5 million), respectively.

Transactions with Pixiu. Inc

From 2017, we entered into several service agreements with Pixiu. Inc, pursuant to which we provide technical, multi-cloud management and other services to Pixiu. Inc. For the years ended December 31, 2023, 2024 and 2025, we recognized total revenue of RMB1.0 million, RMB1.2 million and RMB1.1 million (US$0.2 million), respectively.

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

Legal Proceedings

We are subject to legal proceedings and claims in our ordinary course of business from time to time. For risks and uncertainties relating to any lawsuits against us, please see “Item 3. Key Information—D. Risk Factors—Risks Relating to the ADSs —We have incurred increased costs as a result of being a public company, and the costs may continue to increase in the future.” For further information on certain legal proceedings and arbitration that we are currently involved in, see “Note 18. Commitment and Contingencies—Litigation and investigation” to our consolidated financial statements for the years ended December 31, 2023, 2024 and 2025 included in this annual report.

In September 2011, Mr. Sheng Fu, our chief executive officer, was named as a defendant in a lawsuit filed by Qihoo in the High Court of the Hong Kong Special Administrative Region. The complaint, which has been amended multiple times since its filing, alleged that Mr. Fu has breached his contractual obligations of confidentiality, non-competition, non-solicitation and non-disparagement under the agreements Mr. Fu had entered into with a subsidiary of Qihoo prior to his resignation from the subsidiary in August 2008. In connection with the complaint, Mr. Fu has filed a counterclaim against Qihoo, on the basis that Qihoo failed to fulfill its obligations to deliver the shares granted to him upon his resignation. In May, 2018, following the parties’ joint application, the court ordered that the proceedings be stayed for the parties to finalize and implement any settlement arrangements, and there be liberty to restore the proceedings. As of the date of this annual report, there have been no material developments in this matter.

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

If we are considered a “non-resident enterprise” by the PRC tax authorities, the dividends paid to us by our PRC subsidiaries will be subject to a 10% withholding tax. The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where our company is incorporated, and the British Virgin Islands, where our subsidiary Conew.com Corporation is incorporated, do not have such tax treaties with China. None of our U.S. subsidiaries is an immediate holding company of our PRC subsidiaries. Under the Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, the dividend withholding tax rate may be reduced to 5%, if a Hong Kong resident enterprise that receives a dividend is considered a non-PRC tax resident enterprise and holds at least 25% of the equity interests in the PRC enterprise distributing the dividends, subject to approval of the PRC local tax authority. However, if the Hong Kong resident enterprise is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividends may remain subject to withholding tax at a rate of 10%.

Accordingly, our Hong Kong subsidiaries may be able to enjoy the 5% withholding tax rate for the dividends they receive from our PRC subsidiaries if they satisfy the relevant conditions under tax rules and regulations, and obtain the approvals as required. According to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued by the PRC State Administration of Taxation on December 10, 2009, with retroactive effect from January 1, 2008, or SAT Circular 698, where a non-resident enterprise transfers the equity interests in a PRC resident enterprise indirectly through a disposition of equity interests in an overseas holding company (other than a purchase and sale of shares issued by a PRC resident enterprise in public securities market), PRC tax reporting and payment obligations may be triggered. On February 6, 2015, SAT issued a new guidance (Bulletin [2015] No. 7), or SAT Bulletin 7, on the PRC tax treatment of an indirect transfer of assets by a non-resident enterprise. SAT Bulletin 7 is the latest regulatory instrument on indirect transfers, extending to not only the indirect transfer of equity interests in PRC resident enterprises but also to assets attributed to an establishment in China and immovable property in China or, collectively, Chinese Taxable Assets. Further, on October 17, 2017, SAT issued the Matters Regarding Withholding Corporate Income Tax at Source for Non-Tax Resident Enterprises (Bulletin [2017] No. 37), or SAT Bulletin 37, which abolished SAT Circular 698 and specifies the withhold liability of the transferees. According to SAT Bulletin 7 and SAT Bulletin 37, when a non-resident enterprise engages in an indirect transfer of Chinese Taxable Assets, or Indirect Transfer, through an arrangement that does not have a bona fide commercial purpose in order to avoid paying enterprise income tax, the transaction should be re-characterized as a direct transfer of the Chinese assets and becomes taxable in China under the EIT Law, and gains derived from such indirect transfer may be subject to the PRC withholding tax at a rate of up to 10%, and the party who is obligated to make the transfer payments has the withholding obligation. SAT Bulletin 7 and 37 have replaced SAT Circular 698 in its entirety. They provide more comprehensive guidelines on a number of issues. Among other things, SAT Bulletin 7 substantially changes the reporting requirements in SAT Circular 698, provides more detailed guidance on how to determine a bona fide commercial purpose, and also provides for a safe harbor for certain situations, including purchase and sale of shares in an offshore listed enterprise on a public market by a non-resident enterprise, which may not be subject to the PRC enterprise income tax.

United States Federal Income Taxation

The following discussion is a summary of the material United States federal income tax considerations relating to the ownership, and disposition of the ADSs or Class A ordinary shares by a U.S. holder (as defined below) that holds the ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This discussion does not address all aspects of United States federal income taxation that may be important to particular holders in light of their individual circumstances, including holders subject to special tax rules (for example, banks or other financial institutions, insurance companies, broker-dealers, pension plans, cooperatives, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), holders who are not U.S. holders, holders who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), holders who acquired their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation, holders that hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or holders that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, except to the extent described below, this discussion does not discuss any alternative minimum tax, state, or local tax, non-United States tax considerations, any non-income tax (such as the United States federal gift and estate tax) considerations, or the Medicare tax considerations. Each U.S. holder is urged to consult its tax advisers regarding the United States federal, state, local, and non-United States income and other tax considerations with respect to its ownership and disposition of the ADSs or Class A ordinary shares.

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

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of the ADSs or Class A ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding the ADSs or Class A ordinary shares and partners in such partnerships are urged to consult their tax advisers as to the particular United States federal income tax consequences with respect to the ownership and disposition of the ADSs or Class A ordinary shares.

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

A non-United States corporation (other than a corporation that is a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation(a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. U.S. holders are urged to consult their tax advisers regarding the availability of the reduced tax rate on dividends with respect to the ADSs or Class A ordinary shares in their particular circumstances.

Dividends received on the ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations if we are a PFIC for the taxable year or the preceding taxable year in which the dividend was paid.

Dividends paid on the ADSs or Class A ordinary shares will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under the PRC Enterprise Income Tax Law, a U.S. holder may be subject to PRC withholding taxes on dividends paid on the ADSs or Class A ordinary shares. See “—People’s Republic of China Taxation.” A U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on the ADSs or Class A ordinary shares. Pursuant to the Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the income tax treaty between the United States and the PRC (the “Treaty”) or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares. A U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholding taxes, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. holders are advised to consult their tax advisers regarding the availability of the foreign tax credit or deduction under their particular circumstances, their eligibility for benefits under the Treaty and the potential impact of the Treasury Regulations.

Sale or Other Disposition of ADSs or Ordinary Shares

A U.S. holder will generally recognize capital gain or loss upon the sale or other disposition of the ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term if the ADSs or Class A ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gain of non-corporate U.S. holders is generally eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations. In the event that we are treated as a PRC “resident enterprise” under the PRC Enterprise Income Tax Law and gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in the PRC, a U.S. holder that is eligible for the benefits of the Treaty may elect to treat the gain as PRC source income. Pursuant to the Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares. U.S. holders are advised to consult their tax advisers regarding the tax consequences if a foreign tax is imposed on a disposition of the ADSs or Class A ordinary shares, including the availability of the foreign tax credit or deduction under their particular circumstances, their eligibility for benefits under the Treaty and the potential impact of the Treasury Regulations.

As mentioned above, if we are classified as a PFIC for the taxable year or preceding tax years, U.S. holders could be subject to adverse U.S. federal income tax consequences. U.S. holders are urged to consult their tax advisers regarding the tax considerations of the sale or other disposition of the ADSs or Class A ordinary shares in their particular circumstances.

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

If we are a PFIC for any taxable year during which a U.S. holder holds the ADSs or Class A ordinary shares and any of our non-United States subsidiaries is also a PFIC, such U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. holders are advised to consult their tax advisers regarding the application of the PFIC rules to any of our subsidiaries.

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

As discussed above under “Dividends,” dividends that we pay on the ADSs or Class A ordinary shares will not be eligible for the reduced tax rate that applies to qualified dividend income if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. In addition, if a U.S. holder owns the ADSs or Class A ordinary shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. holder is advised to consult its tax advisers regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

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

U.S. holders should consult their tax advisers regarding the application of these information reporting rules.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest income generated by excess cash, which is mainly held in interest-bearing bank deposits, loans and interest expense generated from certain bank loans. We generated interest income of RMB62.0 million, RMB44.4 million and RMB30.6 million (US$4.4 million), and interest expense of RMB1.1 million, nil and nil, for the years ended December 31, 2023, 2024 and 2025, respectively. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

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

D. American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

The Bank of New York Mellon, is the depositary of our ADS program. A holder of ADSs may have to pay certain fees of The Bank of New York Mellon, as depositary, and certain taxes, registration and transfer charges and fees and governmental charges and fees. The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs, for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide services, including without limitation, delivery of ADSs or deposited shares or forwarding of any distributions, until its fees for those services are paid. The depositary’s office at which the ADSs will be administered is located at 240 Greenwich Street, New York, NY 10286, United States. The depositary’s principal executive office is located at 240 Greenwich Street, New York, NY 10286, United States.

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

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

• converting foreign currency to U.S. dollars

Persons depositing or withdrawing shares must pay:	For:
Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

Fees and Other Payments Made by the Depositary to Us

From time to time, the depositary may pay or reimburse us for, costs and expenses generally arising out of administration and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective.

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

Based upon this evaluation, our management has concluded that, our internal control over financial reporting was effective as of December 31, 2025.

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

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum Asia CPAs LLP, our principal external auditors, for the periods indicated.

	2024	2025
	(in thousands)
Audit fees(1)	US$1,081	US$821

Notes:

(1)
Audit fees means the aggregate fees incurred in each of the fiscal periods listed for professional services rendered by Marcum Asia CPAs LLP for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.

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
•
shareholders’ approval of all equity-compensation plans and material revisions thereto; and
•
annual general meetings.

We did not hold an annual general meeting in 2025. We may also opt to rely on additional home country practice exemptions in the future. As a result, our shareholders may be afforded less protection than they otherwise would under the New York Stock Exchange corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the ADSs—As an exempted company incorporated with limited liability in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance rules; these practices may afford less protection to shareholders than they would enjoy if we comply fully with the NYSE corporate governance rules. In addition, we are also a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.”

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

Item 18. Financial Statements

The consolidated financial statements of Cheetah Mobile Inc., its subsidiaries, VIEs and the subsidiaries of VIEs are included at the end of this annual report.

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

4.66

Equity pledge agreement, by and among Beijing Security, Beijing Mobile, Sheng Fu and Weiqin Qiu, dated December 20, 2019 (incorporated by reference to Exhibit 4.65 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on May 15, 2020)

4.67

Proxy agreement and power of attorney, by and among our company, Beijing Mobile, Sheng Fu and Weiqin Qiu, dated December 20, 2019 (incorporated by reference to Exhibit 4.66 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on May 15, 2020)

4.68

Asset purchase agreement, by and among our company, AppLovin Corporation and other parties thereto, dated September 21, 2020 (incorporated by reference to Exhibit 4.67 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on May 14, 2021)

4.69 †

Equity Transfer Agreement between Beijing Kingsoft Internet Security Software Co., Ltd. and Sheng Fu, dated October 31, 2023, with respect to Beijing OrionStar Technology Co., Ltd. (incorporated by reference to Exhibit 4.69 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 18, 2024)

4.70 †

Equity Transfer Agreement between Beijing Kingsoft Internet Security Software Co., Ltd., Beijing Kangyuan Tongxin Management Consulting Center (Limited Partnership) and Beijing Kangzheng Tongxin Management Consulting Center (Limited Partnership) dated November 30, 2023, with respect to Beijing OrionStar Technology Co., Ltd (incorporated by reference to Exhibit 4.70 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 18, 2024)

4.71 †

Equity Transfer Agreement between Beijing Kingsoft Internet Security Software Co., Ltd. and Norma (Shanghai) Investment Consulting Company, dated November 30, 2023, with respect to Beijing OrionStar Technology Co., Ltd. (incorporated by reference to Exhibit 4.71 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 18, 2024)

4.72 †

Equity Transfer Agreement between Beijing Kingsoft Internet Security Software Co., Ltd. and Tianjin Purple Cow Startups Assets Management Partnership (Limited Partnership), dated November 30, 2023, with respect to Beijing OrionStar Technology Co., Ltd. (incorporated by reference to Exhibit 4.72 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 18, 2024)

4.73 †

Equity Transfer Agreement between Cheetah Technology Corporation Limited and West Origin Orion LP, dated November 30, 2023, with respect to Beijing OrionStar Technology Co., Ltd. (incorporated by reference to Exhibit 4.73 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 18, 2024)

4.74 †

Equity Transfer Agreement between Cheetah Technology Corporation Limited and Future Capital Discovery Fund II, L.P., dated November 30, 2023, with respect to Beijing OrionStar Technology Co., Ltd. (incorporated by reference to Exhibit 4.74 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 18, 2024)

4.75 †

Share Purchase Agreement in respect of Beijing OrionStar Technology Co., Ltd., dated January 9, 2024, among Gongqingcheng Orion Industrial Investment Center (Limited Partnership), Cheetah Technology Corporation Limited, and Beijing Kingsoft Internet Security Software Co., Ltd. (incorporated by reference to Exhibit 4.75 to our Annual Report on Form 20-F (file no. 001-36427) filed with the Securities and Exchange Commission on April 18, 2024)

4.76* †

Equity Transfer Agreement between Beijing Cheetah Target Media Technology Co., Ltd. and Shenzhen Guojin Tianhui Venture Capital Enterprise (L.P.), dated July 28, 2025, with respect to Shenzhen UFACTORY Technology Co., Ltd.

4.77* †	Equity Transfer Agreement between Beijing Cheetah Target Media Technology Co., Ltd. and Le Heng, dated July 28, 2025, with respect to Shenzhen UFACTORY Technology Co., Ltd.

4.78* †	Equity Transfer Agreement between Beijing Cheetah Target Media Technology Co., Ltd. and Deng Shitao, dated July 28, 2025, with respect to Shenzhen UFACTORY Technology Co., Ltd.

Exhibit Number	Description of Document
4.79* †	Equity Transfer Agreement between Forward Vision Corporation Limited and Le Heng, dated July 28, 2025, with respect to UFactory Technology (HongKong) Co., Limited.

8.1*	List of significant subsidiaries and VIEs

11.1

Code of business conduct and ethics (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (file no. 333-194996) filed with the Securities and Exchange Commission on April 22, 2014)

11.2 †

Statement of Policies Governing Material, Non-Public Information and the Prevention of Insider Trading (incorporated herein by reference to Exhibit 11.2 to our annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on April 15, 2025)

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

Date: April 23, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Cheetah Mobile Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Cheetah Mobile Inc. (the “Company”) as of December 31 2024 and 2025, the related consolidated statements of comprehensive loss, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

Purchase price allocation for business combination

Description of the Matter

On July 29, 2025, the Company acquired an additional 60.8% equity interest of Shenzhen UFACTORY Technology Co. Ltd. and an 80.0% equity interest in UFactory Technology (Hong Kong) Co., Limited (collectively, "UFACTORY") and consolidated its financial results beginning July 29, 2025. The aggregate consideration paid was RMB131.0 million, which is comprised of cash consideration of RMB99.5 million and fair value of previously held equity interests RMB31.5 million. As of the acquisition date, the purchase price was allocated to the identified assets and assets acquired, which were recorded at fair value, mainly including intangible assets with finite lives of RMB37.4 million and goodwill of RMB35.9 million. Management applied significant judgments and estimates in the determination of the appropriate valuation models used in support of the purchase price allocation and the application of significant assumptions in the model.

Auditing the purchase price allocation was complex and required subjective auditor judgment due to the significant inputs used when measuring the fair value, including forecasted revenue, EBIT margin and discount rate, which are forward-looking and could be materially affected by future economic and market conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding of the design and implementation of the controls related to the Company's business combination and the management review control over the fair value measurement related to business combination.

We performed audit procedures that included, among others, reading the share purchase agreements, testing the significant inputs and the underlying data used by the Company. We tested the income approach and evaluated the reasonableness of the significant inputs and assumptions used in the projected financial information. We obtained and evaluated the evidence to support the key significant assumptions, performed retrospective review and analyzed industry and economic trends.

With the assistance of our valuation specialists, we assessed the valuation techniques, tested the unobservable inputs including but not limited to the discount rate and volatility used in the valuation methodologies by comparing certain assumptions to industry, market information and comparable companies. We performed independent recalculation of the fair value based on management’s significant inputs and compared them to the Company’s valuation results.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2022

Beijing China

April 23, 2026

CHEETAH MOBILE INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2024 AND 2025

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

		As of December 31,
	Notes	2024	2025
		RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents		1,833,031	1,506,625	215,445
Short-term investments	4	335	9,527	1,362
Accounts receivable (net of allowance for credit losses of RMB142,834 and RMB159,596 (US$22,822) as of December 31, 2024 and 2025, respectively)	6	473,619	468,058	66,931
Prepayments and other current assets, net	7	1,365,761	1,154,774	165,132
Due from related parties, net	16	106,934	94,821	13,559
Total current assets		3,779,680	3,233,805	462,429
Non-current assets
Property and equipment, net	8	51,564	40,238	5,754
Operating lease right-of-use assets	11	26,323	16,833	2,407
Intangible assets, net	9	190,665	54,069	7,732
Goodwill	10	424,099	460,034	65,784
Long-term investments	5	817,330	688,459	98,448
Deferred tax assets	15	128,581	112,913	16,146
Other non-current assets		86,059	77,521	11,085
Total non-current assets		1,724,621	1,450,067	207,356
Total assets		5,504,301	4,683,872	669,785
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY

Current liabilities (including current liabilities of the VIEs and VIEs’ subsidiaries without recourse to the Company of RMB370,798 and RMB287,680 (US$41,138) as of December 31, 2024 and 2025, respectively) (Note 1)

Accounts payable		219,566	211,689	30,271
Accrued expenses and other current liabilities	12	2,756,805	2,264,659	323,842
Due to related parties	16	69,606	18,613	2,662
Income tax payable		35,804	54,430	7,783
Total current liabilities		3,081,781	2,549,391	364,558

CHEETAH MOBILE INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2024 AND 2025

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

		As of December 31,
	Notes	2024	2025
		RMB	RMB	US$

Non-current liabilities (including non-current liabilities of the VIEs and VIEs’ subsidiaries without recourse to the Company of RMB1,588 and RMB987 (US$141) as of December 31, 2024 and 2025, respectively) (Note 1)

Deferred tax liabilities	15	43,046	21,711	3,105
Other non-current liabilities	12	172,348	154,422	22,082
Total non-current liabilities		215,394	176,133	25,187
Total liabilities		3,297,175	2,725,524	389,745
Commitments and contingencies	18

Mezzanine equity:
Redeemable noncontrolling interests	20	189,725	197,560	28,251

Shareholders’ equity
Class A ordinary shares (par value of US$0.000025 per share; 7,600,000,000 shares authorized; 518,104,900 and 518,104,900 shares issued as of December 31, 2024 and 2025, respectively; 499,357,794 and 511,244,362 shares outstanding as of December 31, 2024 and 2025, respectively)	19	83	85	12
Class B ordinary shares (par value of US$0.000025 per share; 1,400,000,000 shares authorized; 1,016,429,335 and 1,040,686,985 shares issued as of December 31, 2024 and 2025, respectively; 1,016,429,335 and 1,040,686,985 shares outstanding as of December 31, 2024 and 2025, respectively)	19	165	169	24
Additional paid-in capital		2,722,504	2,736,117	391,260
Accumulated losses	19	(1,232,577)	(1,490,947)	(213,203)
Accumulated other comprehensive income	19	410,423	362,245	51,800
Total Cheetah Mobile Inc. shareholders’ equity		1,900,598	1,607,669	229,893
Noncontrolling interests		116,803	153,119	21,896
Total shareholders’ equity		2,017,401	1,760,788	251,789
Total liabilities, mezzanine equity and shareholder's equity		5,504,301	4,683,872	669,785

The accompanying notes are an integral part of these consolidated financial statements.

CHEETAH MOBILE INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

		For the year ended December 31,
	Notes	2023	2024	2025
		RMB	RMB	RMB	US$
Revenues (a)
Internet business		450,134	517,188	615,281	87,984
AI and others		219,369	289,689	535,163	76,527
Total Revenues		669,503	806,877	1,150,444	164,511
Cost of revenues (a)		(231,940)	(261,682)	(316,411)	(45,246)
Gross profit		437,563	545,195	834,033	119,265
Operating income and expenses (a)
Research and development		(178,207)	(243,391)	(346,152)	(49,499)
Selling and marketing		(242,511)	(342,421)	(362,735)	(51,870)
General and administrative		(229,549)	(244,385)	(266,522)	(38,112)
Impairment of goodwill and intangible assets		—	(152,890)	(41,563)	(5,943)
Other operating income, net		2,867	637	3,496	500
Total operating expenses		(647,400)	(982,450)	(1,013,476)	(144,924)
Operating loss		(209,837)	(437,255)	(179,443)	(25,659)
Other income (expenses)
Interest income, net		60,978	44,422	30,629	4,380
Foreign exchange (losses)/gains		(11,421)	(21,726)	30,783	4,402
Other income	3/4/5	96,765	52,059	36,896	5,276
Other expense	3/4/5	(574,135)	(191,828)	(145,548)	(20,813)
Loss before taxes		(637,650)	(554,328)	(226,683)	(32,414)
Income tax benefits/(expenses)	15	43,781	(47,258)	(8,469)	(1,211)
Net loss		(593,869)	(601,586)	(235,152)	(33,625)
Less: net income attributable to noncontrolling interests		9,029	15,971	22,561	3,226
Net loss attributable to Cheetah Mobile Inc.		(602,898)	(617,557)	(257,713)	(36,851)
Losses per share	21
Basic		(0.4095)	(0.4161)	(0.1754)	(0.0251)
Diluted		(0.4100)	(0.4162)	(0.1764)	(0.0252)
Losses per ADS (1 ADS represent 50 Class A ordinary share)	21
Basic		(20.4740)	(20.8042)	(8.7724)	(1.2550)
Diluted		(20.4977)	(20.8097)	(8.8185)	(1.2600)
Weighted average number of shares used in computation of ordinary shares:
Basic		1,472,615,281	1,503,054,847	1,533,473,068	1,533,473,068
Diluted		1,472,615,281	1,503,054,847	1,533,473,068	1,533,473,068

CHEETAH MOBILE INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

		For the year ended December 31,
	Notes	2023	2024	2025
		RMB	RMB	RMB	US$
Other comprehensive (loss) income, net of tax of nil	19
Foreign currency translation adjustments		45,769	49,045	(50,422)	(7,210)
Unrealized (losses)/gain on available-for-sale securities, net		(43,494)	2,642	1,121	160
Other comprehensive income/(loss)		2,275	51,687	(49,301)	(7,050)
Total comprehensive loss		(591,594)	(549,899)	(284,453)	(40,675)
Less: total comprehensive income attributable to noncontrolling interests		8,398	14,089	21,438	3,066
Total comprehensive loss attributable to Cheetah Mobile Inc.		(599,992)	(563,988)	(305,891)	(43,741)

Note:

(a)
The amount of transactions with related parties recorded in revenues, cost of revenues and operating expenses are as follows:

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Revenues	52,663	56,438	63,510	9,082
Cost of revenues	(29,367)	(33,147)	(52,618)	(7,524)
Research and development	(8,632)	(8,545)	(7,977)	(1,141)
Selling and marketing	(1,419)	(921)	(2,022)	(289)
General and administrative	(7,292)	(4,685)	(3,160)	(452)

Details of the related party transactions are set out in Note 16(b) to the consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

CHEETAH MOBILE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Cash flows from operating activities
Net loss	(593,869)	(601,586)	(235,152)	(33,625)
Adjustments to reconcile net loss to net cash from operating activities
Depreciation of property and equipment	27,842	22,040	11,450	1,637
Amortization of intangible assets	7,420	29,413	135,785	19,417
Non-cash operating lease expense	319	—	—	—
Provision for credit losses	12,363	10,995	70,194	10,038
Impairment of assets	534,826	120,642	121,038	17,309
Impairment of Goodwill	—	152,890	—	—
Foreign currency exchange losses (gains)	11,421	21,726	(30,783)	(4,402)
(Gains) Losses on disposal of property and equipment and intangible assets	(31,751)	664	712	102
Losses (Gains) on disposal/deemed disposal of businesses and subsidiaries/VIEs	—	18,913	(643)	(92)
Gains on disposal and distribution of long-term investments	(21,676)	(2,623)	(32,515)	(4,650)
Changes in fair value of financial assets	(116)	11,943	23,402	3,346
Share of losses from equity method investments	2,564	16,567	11,650	1,666
Deferred income tax (benefits) expenses	(44,631)	48,185	(11,023)	(1,577)
Share-based compensation expenses	33,554	26,101	19,840	2,838
Changes in operating assets and liabilities
Accounts receivable	(122,478)	(77,518)	(5,807)	(830)
Prepayments and other current assets	9,360	(388,767)	182,846	26,147
Due from related parties	(24,520)	(35,904)	5,054	723
Other non-current assets	(54,900)	78,020	9,562	1,367
Accounts payable	9,701	47,735	(7,714)	(1,103)
Accrued expenses and other current liabilities	791,702	287,684	(439,089)	(62,789)
Operating lease liabilities	1,178	(4,771)	(6,704)	(959)
Due to related parties	6,684	(14,835)	(5,726)	(819)
Income tax payable	(3,532)	3,857	19,491	2,787
Other non-current liabilities	(999)	(9,694)	(8,124)	(1,162)
Net cash provided by (used in) operating activities	550,462	(238,323)	(172,256)	(24,631)
Cash flows from investing activities
Purchases of property, plant and equipment and intangible assets	(9,680)	(22,827)	(12,845)	(1,837)
Purchase of long-term investments	(23,707)	(37,000)	(44,886)	(6,419)
Purchase of short-term investments	(1,176,030)	(1,084,661)	(949,463)	(135,771)
Proceeds from maturity of short-term investments	1,332,544	1,085,369	940,124	134,436
Proceeds from disposal of property and equipment and intangible assets	31,751	3,553	—	—

CHEETAH MOBILE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Proceeds from disposals of and distributions received from long-term investments	36,556	21,476	31,239	4,467
Loans to related parties	—	(7,000)	—	—
Loans to third parties	(3,000)	(5,000)	(3,175)	(454)
Repayment of loans from related parties	—	7,000	4,800	686
Repayment of loans from third parties	653	5,000	—	—
Purchase of subsidiaries, net of cash acquired	(238,148)	—	(31,361)	(4,485)
Net cash used in investing activities	(49,061)	(34,090)	(65,567)	(9,377)
Cash flows from financing activities
Purchase of share awards and shares from noncontrolling shareholders	(5,869)	(1,054)	(20,786)	(2,972)
Payment of dividends to noncontrolling shareholders and owners of share awards	(909)	(583)	(616)	(88)
Repayment for bank loans	—	(5,000)	—	—
Proceeds from non-controlling shareholder capital injection	—	75,750	—	—
Repayment of loan to a related party	—	—	(44,741)	(6,398)
Proceeds from exercise of share options	—	—	1,922	275
Net cash (used in) provided by financing activities	(6,778)	69,113	(64,221)	(9,183)
Effect of exchange rate changes on cash and cash equivalents	9,073	16,140	(24,362)	(3,484)
Net increase (decrease) in cash and cash equivalents and restricted cash	503,696	(187,160)	(326,406)	(46,675)
Cash and cash equivalents and restricted cash at beginning of year	1,516,495	2,020,191	1,833,031	262,120
Cash and cash equivalents and restricted cash at end of year	2,020,191	1,833,031	1,506,625	215,445
Supplemental disclosures
Cash payments for income taxes	(1,752)	(2,688)	(11,732)	(1,678)
Cash payments for interest expenses	—	(57)	(4,952)	(708)
Cash payments for operating leases	(14,925)	(17,223)	(18,469)	(2,641)
Right-of-use assets obtained in exchange for operating lease liabilities-Non-cash	10,032	10,243	5,286	756
Non-cash investing and financing activities:
Acquisition of property and equipment and intangible assets included in accrued expenses and other current liabilities	664	—	3,034	434
Conversion of convertible other non-current assets to long-term investments	—	—	3,000	429

The accompanying notes are an integral part of these consolidated financial statements.

CHEETAH MOBILE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

	Number of Class A Ordinary Shares	Class A Ordinary Shares	Number of Class B Ordinary Shares	Class B Ordinary Shares	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Total Cheetah Mobile Inc. shareholder’s equity	Noncontrolling interests	Total equity	Contingently redeemable noncontrolling interests
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2022	479,458,004	80	970,015,685	156	2,688,571	353,948	(9,424)	3,033,331	71,455	3,104,786	—
Net loss	—	—	—	—	—	—	(602,898)	(602,898)	9,029	(593,869)	—
Share-based compensation	—	—	—	—	27,685	—	—	27,685	—	27,685	—
Exercise and vesting of share-based awards, including subsidiaries’ awards	7,754,497	1	36,941,200	7	(4,129)	—	—	(4,121)	4,121	—	—
Other comprehensive income (loss)	—	—	—	—	—	2,906	—	2,906	(631)	2,275	—
Accretion of redeemable noncontrolling interests	—	—	—	—	(252)	—	—	(252)	—	(252)	252
Dividends declared on share awards of consolidated subsidiaries	—	—	—	—	—	—	(780)	(780)	(129)	(909)	—
Noncontrolling interest in connection with business acquisitions	—	—	—	—	—	—	—	—	14,862	14,862	105,726
Balance at December 31, 2023	487,212,501	81	1,006,956,885	163	2,711,875	356,854	(613,102)	2,455,871	98,707	2,554,578	105,978

CHEETAH MOBILE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

	Number of Class A Ordinary Shares	Class A Ordinary Shares	Number of Class B Ordinary Shares	Class B Ordinary Shares	Additional paid-in capital	Accumulated other comprehensive income	Accumulated losses	Total Cheetah Mobile Inc. shareholder’s equity	Noncontrolling interests	Total equity	Contingently redeemable noncontrolling interests
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Net loss	—	—	—	—	—	—	(617,557)	(617,557)	15,971	(601,586)	—
Share-based compensation	—	—	—	—	24,783	—	—	24,783	—	24,783	—
Exercise and vesting of share-based awards, including subsidiaries’ awards	12,145,293	2	9,472,450	2	(6,157)	—	—	(6,153)	6,153	—	—
Other comprehensive income (loss)	—	—	—	—	—	53,569	—	53,569	(1,882)	51,687	—
Accretion of redeemable noncontrolling interests	—	—	—	—	(7,997)	—	—	(7,997)	—	(7,997)	7,997
Dividends declared on share awards of consolidated subsidiaries	—	—	—	—	—	—	(1,918)	(1,918)	(2,146)	(4,064)	—
Contribution from redeemable noncontrolling interests	—	—	—	—	—	—	—	—	—	—	75,750
Balance at December 31, 2024	499,357,794	83	1,016,429,335	165	2,722,504	410,423	(1,232,577)	1,900,598	116,803	2,017,401	189,725

CHEETAH MOBILE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

	Number of Class A Ordinary Shares	Class A Ordinary Shares	Number of Class B Ordinary Shares	Class B Ordinary Shares	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated losses	Total Cheetah Mobile Inc. shareholder’s equity	Noncontrolling interests	Total equity	Contingently redeemable noncontrolling interests
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Net loss	—	—	—	—	—	—	(257,713)	(257,713)	22,561	(235,152)	—
Share-based compensation	—	—	—	—	19,840	—	—	19,840	—	19,840	—
Exercise and vesting of share-based awards, including subsidiaries’ awards	11,886,568	2	24,257,650	4	(1,833)	—	—	(1,827)	6,525	4,698	—
Other comprehensive loss	—	—	—	—	—	(48,178)	—	(48,178)	(1,123)	(49,301)	—
Accretion of redeemable noncontrolling interests	—	—	—	—	(7,835)	—	—	(7,835)	—	(7,835)	7,835
Disposal of a subsidiary	—	—	—	—	—	—	(44)	(44)	—	(44)	—
Dividends declared on share awards of consolidated subsidiaries	—	—	—	—	—	—	(613)	(613)	(153)	(766)	—
Noncontrolling interest in connection with business acquisitions	—	—	—	—	—	—	—	—	32,733	32,733	—
Repurchase and cancellation of noncontrolling interest	—	—	—	—	3,441	—	—	3,441	(24,227)	(20,786)	—
Balance at December 31, 2025	511,244,362	85	1,040,686,985	169	2,736,117	362,245	(1,490,947)	1,607,669	153,119	1,760,788	197,560
Balance at December 31, 2025 in US$	511,244,362	12	1,040,686,985	24	391,260	51,800	(213,203)	229,893	21,896	251,789	28,251

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Details of the Company’s principal subsidiaries and VIEs as of December 31, 2025 are as follows:

Company	Date of incorporation/ registration	Place of incorporation/ registration	Percentage of ownership (i)	Principal activities
Principal subsidiaries of the Company:
Forward Vision Corporation Limited ("Forward Vision", formerly known as Cheetah Technology Corporation Limited)	August 26, 2009	Hong Kong	100.0%	Investment holding, provision of internet products and related services
Beijing Kingsoft Internet Security Software Co., Ltd. (“Beijing Security”)	November 30, 2009	The PRC	100.0%	Provision of internet products and related services
Conew Network Technology (Beijing) Co., Ltd. (“Conew Network”)	March 19, 2009	The PRC	100.0%	Provision of internet products and related services
Hongkong Zoom Interactive Network Marketing Technology Limited (“HK Zoom”)	July 4, 2014	Hong Kong	100.0%	Provision of AI and other services
Cheetah Information Technology Company Limited (“Cheetah Information”)	March 9, 2015	Hong Kong	100.0%	Investment holding
Dream Ahead Pte. Ltd.("Dream Ahead", formerly known as Cheetah Mobile Singapore Pte. Ltd.)	May 27, 2015	Singapore	100.0%	Provision of internet products and related services
Beijing Kingsoft Cheetah Technology Co., Ltd.	April 30, 2015	The PRC	100.0%	Provision of internet products and related services
Jingdezhen Jibao Information Service Co., Ltd.	August 10, 2017	The PRC	100.0%	Provision of internet products and related services, sale of AI products
Japan Kingsoft Inc. (“Kingsoft Japan”)	March 9, 2005	Japan	57.7%	Provision of internet products and related services, sale and rental of service robots
Zhuhai Baoqu Technology Co., Ltd.	July 18, 2018	The PRC	75.4%	Provision of internet products and related services
Zhuhai Baobaohong Technology Co., Ltd.	February 20,2019	The PRC	75.4%	Provision of internet products and related services
Zhuhai Baohaowan Technology Co., Ltd.	July 17, 2018	The PRC	75.4%	Provision of internet products and related services
Beijing Orion Star Technology Co., Ltd.	September 19, 2016	The PRC	74.0%	Provision of AI solution, sale and rental of service robots
Hongkong Cheetah Mobile Technology Limited (Hong Kong)	March 9, 2015	Hong Kong	100.0%	Investment holding
Conew.com Corporation (BVI)	October 6,2008	British Virgin Islands	100.0%	Investment holding
Cheetah Intelligence Inc. (Cayman)	July 24, 2018	Cayman	75.4%	Investment holding
Cheetah Intelligence Hong Kong Limited	July 24, 2018	Hong Kong	75.4%	Investment holding, provision of internet products and related services
Zhuhai Juntian Electronic Technology Co., Ltd.	September 28, 2000	The PRC	100.0%	Investment holding, provision of internet products and related services
BC Wave Lab Inc.(Cayman)	January 23, 2018	Cayman	80.0%	Investment holding
Marshotspot Limited (Hong Kong)	June 20, 2018	Hong Kong	80.0%	Provision of multi-cloud Management Services
BC WAVE LAB PTE. LTD.(Singapore)	December 30, 2019	Singapore	80.0%	Provision of multi-cloud Management Services
Beijing Mars Hostspot Technology Co., Ltd.	January 20, 2020	The PRC	80.0%	Provision of multi-cloud Management Services
Jiujiang Orion Star Intelligent Technology Co., Ltd.	November 30, 2023	The PRC	74.0%	Provision of manufacturing and sale of service robots
VIEs:
Beijing Cheetah Mobile Technology Co., Ltd. (“Beijing Mobile”)	April 15, 2009	The PRC	Nil	Provision of internet products and related services
Beijing Cheetah Network Technology Co., Ltd. (“Beijing Network”)	July 18, 2012	The PRC	Nil	Provision of internet products and related services
Zhuhai Hainiao Technology Co., Ltd.(ii)	July 16, 2018	The PRC	Nil	Provision of internet products and related services

(i) Percentage of ownership is calculated on fully diluted basis.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

(ii) Zhuhai Hainiao Technology Co. Ltd ("Zhuhai Hainiao") restructured as a subsidiary of Zhuhai Baobaohong Technology Co., Ltd. in February 2026.

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

As a Cayman Islands company, in order for the Group to be able to carry out its business in China, the Group conducts part of its operations in China through the VIEs including but not limited to Beijing Mobile, and Beijing Network. Each of Beijing Mobile (which is owned as to 35% by Mr. Sheng Fu and 65% by Ms. Weiqin Qiu), and Beijing Network (which is owned as to 50% by Mr. Kun Wang and 50% by Mr. Wei Liu) holds the requisite ICP Licenses. The Group has been and is expected to continue to be dependent on the VIEs to operate part of its business in China. The Group believes that under these contractual arrangements, it has sufficient control over the VIEs and their respective shareholders to renew, revise or enter into new contractual arrangements prior to the expiration of the current arrangements on terms that would enable the Group to continue to operate our business in China validly and legally.

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

The following is a summary of the Contractual Agreements among the Company, Beijing Security, Beijing Mobile (as the VIE), and Beijing Mobile’s Nominee Shareholders. Contractual agreements entered with other VIEs, including but not limited to Beijing Network, are substantially similar:

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

Loan agreements

Pursuant to the loan agreements among Beijing Security, the Nominee Shareholders and the VIE, Beijing Security granted loans to the Nominee Shareholders for their sole purpose of contributing to the registered capital of the VIE or in certain cases directly to the VIE under the VIE arrangements. As of December 31, 2025, the aggregate amount of these loans was RMB16,800 (US$2,402). At the option of Beijing Security, repayment may be requested at any time, which may be in the form of transferring the VIE’s equity interest to Beijing Security or its designees. The nominee shareholders may offer to repay part or the entire loans at any time, to the extent permitted by PRC laws, in the form of transferring the VIE’s equity interest to Beijing Security or its designees.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

The Company, in consultation with its PRC legal counsel, believes that (i) the ownership structure of the Group, including its subsidiaries in the PRC and VIEs does not result in any violation of all existing PRC laws and regulations; (ii) each of the contractual agreements among the Company, its subsidiaries, the VIEs and the nominee shareholders of the VIEs governed by PRC laws, are legal, valid and binding, enforceable against such parties, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) each of the Company’s PRC subsidiaries, VIEs and subsidiary of VIEs have the necessary corporate power and authority to conduct its business as described in its business scope under its business license, which is in full force and effect, and does not violate the articles of association.

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

The assets and liabilities of the VIEs and their subsidiaries are presented after the elimination of intercompany balances among VIEs and their subsidiaries within the Group:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Cash and cash equivalents	272,026	229,840	32,867
Accounts receivable, net	86,526	109,482	15,656
Prepayments and other current assets, net	59,407	27,431	3,923
Due from related parties, net (i)	1,027,116	1,119,910	160,145
Total current assets	1,445,075	1,486,663	212,591
Property and equipment, net	6,669	4,417	632
Operating lease right-of-use assets	1,460	716	102
Intangible assets, net	940	1,589	227
Long-term investments	336,535	292,745	41,862
Other non-current assets	45,687	38,849	5,555
Deferred tax assets	5,001	810	116
Total non-current assets	396,292	339,126	48,494
Total assets	1,841,367	1,825,789	261,085
Accounts payable	74,634	60,744	8,686
Accrued expenses and other current liabilities	286,071	219,622	31,406
Due to related parties (i)	1,416,296	1,547,748	221,325
Income tax payable	1,168	1,677	240
Total current liabilities	1,778,169	1,829,791	261,657
Other non-current liabilities	1,588	987	141
Total non-current liabilities	1,588	987	141
Total liabilities	1,779,757	1,830,778	261,798

(i)
The balances due from and due to related parties of the VIEs and subsidiaries of VIEs mainly represented amounts due from and due to subsidiaries of the Group. As of December 31, 2024, and 2025, amounts due from subsidiaries of the Group were RMB986,455 and RMB1,113,540 (US$159,234), respectively, while amounts due to subsidiaries of the Group were RMB1,407,371 and RMB1,542,111 (US$220,519), respectively, which were eliminated upon consolidation by the Company.

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

The financial performance and cash flows of the VIEs and their subsidiaries are presented after the elimination of intercompany transactions among VIEs and their subsidiaries within the Group:

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Revenues	348,433	344,094	466,620	66,726
Cost of revenues	199,185	264,565	350,841	50,170
Net (loss)/income	(64,999)	33,378	(54,250)	(7,758)
Net cash (used in) provided by operating activities	(31,775)	136,288	(288,705)	(41,284)
Net cash provided by (used in) investing activities	8,765	(75,602)	8,546	1,222
Net cash (used in) provided by financing activities	(22,223)	34,141	239,406	34,235
Effect of exchange rate changes on cash, cash equivalents and restricted cash	212	488	(1,433)	(205)

The revenue producing assets that are held by the VIEs and subsidiaries of VIEs primarily comprise of leasehold improvements, servers, licensed software, network equipment, acquired trade name and acquired domain name. Substantially all of such assets are recognized in the Group’s consolidated financial statements, except for certain Internet Content Provider Licenses, internally developed software, trademarks and patent applications which were not recorded in the Group’s consolidated balance sheets as they do not meet all the capitalization criteria. The VIEs and subsidiaries of VIEs also hire assembled workforce on sales, research and development and operations whose costs are expensed as incurred.

As of December 31, 2025, there was no pledge or collateralization of the VIEs’ and their subsidiaries’ assets that can only be used to settle the obligations of the VIEs and their subsidiaries, other than aforementioned pledges in the equity pledge agreements. The creditors of the VIEs and subsidiaries of VIEs have no recourse to the general credit of the Company.

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included as a component of “Foreign exchange (losses)/gains” in the consolidated statements of comprehensive loss.

Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.9931 to US$1.00 on December 31, 2025 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

Inventories

Inventories, primarily consisting of raw materials, work in progress and products available for sale, are stated at the lower of cost or net realizable value, and are recorded in “Prepayments and other current assets”. Cost of inventories is determined using the weighted average cost method. Adjustments are recorded to write-downs the cost of inventories to the estimated net realizable value due to slow-moving and damaged inventories, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. Write-downs of inventories are recorded in cost of revenues in the consolidated statements of comprehensive loss.

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

Debt Investments

The Group's debt investments include preferred stock redeemable merely by the passage of the time and at the option of the Group as a holder, which are accounted for as available-for-sale securities at fair value or under fair value option and convertible bonds measured at amortized cost.

Unrealized gains and losses of available-for-sale debt securities are recorded in other comprehensive income/(loss).

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

Financial instruments primarily consist of cash and cash equivalents, short-term investments, accounts receivable, due from and due to related parties, other receivables, long-term investments, accounts payable and other current liabilities. The carrying amounts of these financial instruments, except for long-term investments approximate their fair values because of their generally short-term maturities.

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

The Group reviews estimated useful lives and residual values each year, the estimated useful lives of amortized intangible assets are reassessed if circumstances occur that indicate the original estimated useful lives have changed. If an intangible asset is determined to have an indefinite life, it should not be amortized until its useful life is determined to be no longer indefinite. As of December 31, 2024 and 2025, net carrying value of the Group's intangible assets with indefinite life is nil and nil, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

The following table presents the Group’s revenues disaggregated by revenue source:

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Revenues:
Internet business
Online advertising	109,339	184,655	212,474	30,383
Internet value-added services	340,795	332,533	402,807	57,601
AI and others
Advertising agency services	89,275	78,036	238,985	34,174
Multi-cloud Management Services	87,747	87,242	136,331	19,495
Sale and rental of robotic products	22,034	111,577	145,866	20,859
Technical, AI application services and others	20,313	12,834	13,981	1,999
Total consolidated revenues	669,503	806,877	1,150,444	164,511

(1) Internet business

Online advertising

Online advertising revenue is primarily derived from displaying advertisements for the Group’s customers on its online platforms including duba.com and other websites, browsers, PC and mobile applications. The Group mainly enters into cost for performance and cost per impression advertising agreements with customers. For contracts that are charged on the cost for performance basis, the Group charges an agreed-upon fee to its customers determined based on the effectiveness of advertising links, which is typically measured by clicks, transactions, installations, user registrations, and other actions. Revenue is recognized at a point in time when there is an effective click, transaction, installations, user registrations, and other actions. For advertising contracts that charge on cost per impression basis, the Group recognizes the revenue at a point in time when the impressions are delivered based on the mutual agreement formed with customers.

Internet value-added services

The Group provides a range of online and on-premise software and applications designed to address users' needs in document processing, security protection, desktop personalization and AI-powered productivity for both individual and enterprise customers. Value-added services revenue are earned from the sale of membership packages and subscriptions, which grant customers ad-free use and exclusive access to premium features including file and data recovery, malicious pop-up interception, PDF conversion, automatic dynamic wallpaper rotation etc. These services are delivered directly to end users or distributed through external distributors, such as mobile application stores, and co-operation partners.

For services distributed through external distributors and partners, the Group evaluates whether it is acting as a principal or an agent. For arrangements where the Group is primarily responsible for fulfilling the service obligations to end users and retains control over the services delivered, the Group acts as the principal and revenue is recognized on a gross basis. For arrangements where the external distributor or partner is primarily responsible for fulfilling the transaction with end users, the Group acts as the agent and revenue is recognized on a net basis.

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

While providing on-premise software, the license provides the customer with a right to use the software as it exists when made available to the customer. The Group sells specific version of the software to the customer, and provides post-contract services such as post-delivery telephone support and post-contract customer support for the customer. The on-premise software license and the post-contract services are accounted for a single performance obligation as post-contract services are mainly provided to answer questions

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

about the use and the installation of the software which would not constitute a promise to a customer. Revenue is recognized upfront at the point in time when the software is made available to the customer. Software upgrades, such as version iteration, are additionally charged.

For the years ended December 31, 2023, 2024 and 2025, Internet business revenue recognized at a point in time was RMB151,236, RMB199,594 and RMB264,241 (US$37,786), respectively, and revenue recognized over time was RMB298,898, RMB317,594 and RMB351,040 (US$50,198), respectively.

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

Sale and rental of robotic products

The Group generates revenue from sales and rental of robotic products. The Group recognizes revenue generally at a point in time when the robotic products are delivered to customers. The Group provides standard warranty on all robotic products sold, which is not a separate performance obligation as it is intended to provide greater quality assurance to customers. Accordingly, standard warranty is accounted for in accordance with ASC 460, Guarantees, and the estimated costs are recorded as a liability when the Group transfers the control of robotic products to a customer. The consideration for sale of robotic products are normally paid in advance, which means the payments received are prior to the transfer of goods or services by the Group, the Group records a contract liability (deferred revenue) for the amount relating to those unperformed obligations. As set out in Note 2 “Lease, as of a Lessor”, rental revenue of robotic products is recognized under ASC 842.

Technical, AI application services and others

The group provides other services including technical support, extended time warranty, maintenance service, AI data and AI solution services etc. to customers. Such revenue are recognized ratably over the term of the arrangement or at a point of time upon service delivered.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Deferred revenue

The contract liabilities consist of deferred revenue, which represent the cash received for services in advance of revenue recognition and is recognized as revenue when all of the Group’s revenue recognition criteria are met. Balances of deferred revenue, which included in “Accrued expenses and other liabilities”, were RMB306,204 and RMB292,211 (US$41,786) as of December 31, 2024 and December 31, 2025, respectively. The decrease in deferred revenue as compared to the year ended December 31, 2024 is a result of the decrease in prepaid fees received from membership services. Revenue recognized that was included in deferred revenue balance at the beginning of year were RMB106,333, RMB101,566 and RMB142,763 (US$20,415) for the years ended December 31, 2023, 2024 and 2025, respectively.

Cost of revenues

Cost of revenues primarily consists of traffic acquisition cost, bandwidth and cloud service costs, channel and sharing costs, salaries and benefits, share-based compensation expenses, depreciation of equipment, amortization of intangible assets and cost of robotic products sold, including direct materials, external processing fee, depreciation and amortization of assets associated with the production and reserves for estimated warranty expenses.

Selling and marketing expenses

Selling and marketing expenses consist primarily of advertising and promotional expenses, staff costs, share-based compensation expenses and other related incidental expenses that are incurred directly to attract or retain users and customers for the Group’s websites, applications, software, online platforms and products. Advertising and promotional expenses are expensed when incurred. For the years ended December 31, 2023, 2024 and 2025, advertising and promotional expenses were RMB127,790, RMB188,790 and RMB201,880 (US$28,868), respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

As a lessor

The Group provides robot leasing services to customers under operating lease. The Group recognizes the lease payments as robot leasing income in profit or loss over the lease term on a straight-line basis. The robot operating leasing income was immaterial for the years ended December 31, 2023, 2024 and 2025.

The Group classifies a lease as a sales-type lease when the lease term covers the major part of the remaining economic life of the underlying asset. For a sales-type lease, the Group derecognizes the underlying asset and recognizes a net investment in the lease, comprising the lease receivable and any unguaranteed residual value. Interest income on the net investment is recognized over the lease term using the effective interest method. The finance lease receivables related to robotic products were immaterial as of December 31, 2025.

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (the “CODM”), which is the chief executive officer. The Group has two reportable segments: internet business and AI and others. The Group consolidated Beijing OrionStar since November 30, 2023 and UFACTORY since July 29, 2025, and reported the results of Beijing OrionStar and UFACTORY in the AI and others segment based on the information reviewed by CODM.

Concentration of risks

Concentration of credit risk

Financial instruments that are potentially subject to credit risk consist of cash and cash equivalents, restricted cash, short-term investments, available-for-sale debt securities, accounts receivable and other receivables. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk. As of December 31, 2025, the Group has RMB1,516,152 (US$216,807) in cash and cash equivalents and short-term investments, and 41.5% and 58.5% of which are held by financial institutions in the PRC and international financial institutions outside of the PRC, respectively. Deposits held with financial institutions were not protected by statutory or commercial insurance. In the event of bankruptcy of one of these financial institutions, the Group may be unlikely to claim its deposits back in full.

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

Accounts receivable and other receivables are both typically unsecured and are derived from revenue earned from customers or cash receivables due from advertisers. Amounts due from related parties are typically unsecured and arise from revenue transactions with, and loans provided to related parties. The risk is mitigated by the Group's ongoing credit evaluations of its customers' and related parties’ financial conditions and continuous monitoring of outstanding balances. The Group maintains reserves for estimated credit losses and these losses have generally been within expectations.

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

For the year ended December 31, 2023, 2024 and 2025, approximately 13%, 10% and 21% of the Group's total revenue was derived from a third-party advertising platform in the AI and others segment.

The Group’s operations could be adversely affected by significant political, economic and social uncertainties. Internet related businesses are subject to significant restrictions under current PRC laws and regulations. Specifically, unless otherwise permitted under applicable pilot measures in designated regions, foreign investors' participation in Internet Content Provider ("ICP") businesses in China is subject to restrictions under applicable PRC laws and regulations, including limitations on foreign ownership.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

Foreign currency exchange rate risk

While the Group’s reporting currency is RMB, a portion of the Group’s revenues and costs are generated and denominated in US$. As a result, the Group is exposed to foreign exchange risk as its revenues and results of operations may be affected by fluctuations in the exchange rate between U.S. dollar and RMB. If the US$ depreciates against the RMB, the value of the Group’s US$ revenues expressed in the RMB financial statements will decline. On June 19, 2010, the People’s Bank of China announced the end of the RMB’s de facto peg to US$, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB exchange rate flexibility. The depreciation of the RMB against US$ was approximately 2.94%, 2.81% for the years ended December 31, 2023, 2024 and appreciated by 4.19% for the years ended December 31, 2025. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

Newly adopted accounting standard updates

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The Group adopted ASU No. 2023-09 on January 1, 2025 on a prospective basis. The ASU requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as additional information on income taxes paid. The adoption of this guidance resulted in enhanced disclosures in the Group's income tax footnote but did not have a material impact on the Group's consolidated financial statements.

Recently issued accounting pronouncements

In November 2024, the FASB issued ASU No.2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires public business entities to disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. The guidance can be applied either prospectively or retrospectively. Early adoption is permitted. In January 2025, the FASB issued ASU 2025-01, which clarifies the effective date of ASU 2024-03. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. The Group does not expect to adopt the update early and is evaluating the impact on its consolidated financial statements.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326). ASU 2025-05 provide a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset in developing reasonable and supportable forecasts as part of estimating expected credit losses. For public business entities, ASU 2025-05 will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. The guidance will be applied on a prospective basis. Early adoption is permitted. The Group does not expect to adopt ASU 2025-05 early and does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

3.
BUSINESS COMBINATIONS

Business combination in 2025

Acquisition of UFACTORY

On July 29, 2025, as part of the Group's efforts to strengthen its robotics product portfolio and accelerate its robotics commercialization strategy, the Group acquired an additional 60.8% equity interest of Shenzhen UFACTORY Technology Co., Ltd ("Shenzhen UFACTORY") and an 80.0% equity interest in UFactory Technology (Hong Kong) Co., Limited (collectively, "UFACTORY") , a leading provider of lightweight collaborative robotic arms, for a total cash consideration of approximately RMB99,460 (US$14,223) through subsidiaries of the Group. Taking into account its previously held shareholding of 19.2%, the Group held a total of 80.0% of Shenzhen UFACTORY's equity interest and an ultimate beneficial ownership of 75.8% upon completion of the acquisition. The Group consolidated the financial results of UFACTORY since July 29, 2025.

The Group recognized a remeasurement gain of RMB18,723 (US$2,677) associated with the previously held equity interest of UFACTORY in "other income". The following is a reconciliation of purchase price consideration:

	Amount
	RMB	US$
Cash consideration	99,460	14,223
Fair value of previously held equity interests (iv)	31,473	4,501
Total	130,933	18,724

The Group, with the assistance of an independent third-party valuation firm, measured the fair value of the acquired identifiable assets and liabilities assumed. The following table summarizes the fair values of the assets acquired and liabilities assumed from UFACTORY as of the acquisition date:

	Amount
	RMB	US$
Net assets acquired (i)	95,942	13,720
Amortizable intangible assets (ii)
Customer Relationship	24,014	3,434
Trademark	9,685	1,385
Technology	3,700	529
Goodwill (iii)	35,935	5,139
Deferred tax liabilities	(5,610)	(802)
Non-controlling interests (iv)	(32,733)	(4,681)
Total	130,933	18,724

(i) Net assets acquired primarily consists of cash and cash equivalents, accounts receivable, and inventories of RMB96,031 (US$13,732) and accounts payable, accrued expenses and other current liabilities of RMB4,956 (US$708) as of the date of acquisition.

(ii) Acquired amortizable intangible assets had an amortization period of 4 to 10 years. The fair value estimate of technology was estimated using the replacement cost new method. The fair value estimate of trademark was estimated using the relief-from-royalty method. Key assumptions and estimates used are forecasted revenue and discount rate. The fair value estimate of customer relationships was estimated using the multi-period excess earnings method. Key assumptions and estimates used in deriving the projected cash flows are forecasted revenue, EBIT margin, and discount rate.

(iii) Goodwill arising from the acquisition of UFACTORY was attributable to the benefit of expected synergies, the assembled workforce, revenue growth and future market development as of the date of acquisition and assigned to AI and others segment. Goodwill arising from the acquisition is not expected to be deductible for tax purposes.

(iv) The fair value of the non-controlling interests in UFACTORY, as well as the previously held equity interests, was determined with the assistance of an independent third-party valuation firm using the discounted cash flow method. Key assumptions and estimates used are forecasted revenue, EBIT margin, and discount rate.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Neither the results of operations since the acquisition date nor the pro forma results of operations of the acquiree were presented because the effect of the business combination was not significant to the Group’s consolidated results of operations.

Business combination in 2023

Acquisition of Beijing OrionStar

On November 30, 2023, as part of the Group's efforts to venture into AI-powered business chain and facilitate its transition from the mobile era to artificial general intelligence ("AGI") era, the Group acquired an additional 35.17% equity interest of Beijing OrionStar, an AI solution and service robot provider headquartered in Beijing focusing on the research and development of AI, for a total cash consideration of RMB268,724. Taking into account its previous held shareholding of 37.74%, the Group held a total of 72.91% of Beijing OrionStar’s equity interest and consolidated the financial results of Beijing OrionStar since November 30, 2023.

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

Since the acquisition, Beijing OrionStar contributed RMB14,810 revenues and RMB4,738 losses to the Group for the year ended 2023. Had the acquisition date of Beijing OrionStar been January 1, 2022, the revenue and net loss of the Group would have been RMB1,063,970 and RMB652,497 in 2022, respectively, and the revenue and net loss of the Group would have been RMB768,152 and RMB728,995 in 2023, respectively. The unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisition occurred as of January 1, 2022, nor is it indicative of future operating results. The unaudited pro forma amounts have been calculated after adjusting the results of Beijing OrionStar to reflect the additional amortization that would have been charged assuming the fair value adjustments to intangible assets had been applied from January 1, 2022.

4.
SHORT-TERM INVESTMENTS

As of December 31, 2024 and 2025, short-term investments included time deposits, and wealth management products in commercial banks of RMB335 and RMB9,527 (US$1,362), respectively.

For the years ended December 31, 2023, 2024 and 2025, the Group recognized interest income from its short-term investments of RMB6,668, RMB4,462 and RMB2,164 (US$309), respectively.

For the years ended December 31, 2023, 2024 the Group reversed a credit loss on short-term investments of RMB548 and RMB5, respectively. For the years ended December 31, 2025 the Group recognized a credit loss on short-term investments of RMB287 (US$41). Such amounts were recorded in “other expense” in the consolidated statements of comprehensive loss.

5.
LONG-TERM INVESTMENTS

	As of December 31,
	2024	2025
	RMB	RMB	US$
Equity investments accounted for using Equity Method	210,119	205,841	29,435
Equity investments accounted for using the measurement alternative	503,336	409,948	58,621
Investment accounted for under fair value option	8,626	—	—
Available-for-sale debt securities under fair value	95,249	72,670	10,392
Total	817,330	688,459	98,448

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Equity investments accounted for using Equity Method

The Group recorded its share of loss of RMB2,564, RMB16,567 and RMB11,650 (US$1,666) from equity investments accounted for using equity method for the years ended December 31, 2023, 2024 and 2025, respectively. For the years ended December 31, 2023, 2024 and 2025, RMB5,339 and RMB12,322 and RMB18,398 (US$2,631) impairment losses were recorded for the equity investments accounted for using equity method.

None of equity method investments, including the equity method investment that the Group elects to account for using the fair value option, was considered individually material for the years ended December 31, 2023, 2024 and 2025. The summarized financial information of the Group’s equity method investees, presented in aggregate as required by Regulation S-X Rule 4-08(g), is as follows:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Balance sheet data:
Current assets	195,615	147,042	21,027
Non-current assets	1,155,477	1,050,780	150,260
Current liabilities	48,443	74,784	10,694
Non-current liabilities	8,632	4,341	621

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Operating data:
Revenues	156,948	75,805	30,650	4,383
Gross profit	19,206	(12,085)	22,956	3,283
Operating loss	(64,535)	(150,914)	(28,623)	(4,093)
Net loss	(60,929)	(148,523)	(28,462)	(4,070)

Equity investments accounted for using the measurement alternative

As of December 31, 2024 and 2025, the Group recorded RMB691,382 and RMB579,767 (US$82,906) accumulated downward adjustment and impairment, and RMB274,191 and RMB84,984 (US$12,153) accumulated upward adjustment, respectively.

Total unrealized and realized gains and losses of equity securities accounted for using the measurement alternative for the years ended December 31, 2023, 2024 and 2025 were as follows:

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Gross unrealized gains (upward adjustments)	501	23,279	—	—
Gross unrealized losses (downward adjustment and impairment)	(168,759)	(94,930)	(77,390)	(11,067)
Net unrealized losses on equity securities held	(168,258)	(71,651)	(77,390)	(11,067)
Net gains on equity securities sold	6,117	2,627	27,102	3,876
Total net losses recognized in other income, net	(162,141)	(69,024)	(50,288)	(7,191)

In 2025, the Group: i) acquired equity interests in two equity investee for a total consideration of RMB2,303 (US$329). ii) acquired control stake of UFACTORY and derecognized the previously held equity interest in UFACTORY.

In 2024, the Group acquired equity interests in two equity investees for a total consideration of RMB35,000.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

In 2023, the Group: i) acquired equity interests in one equity investee for a total consideration of RMB6,000. ii) acquired control stake of Beijing OrionStar and derecognized the previous held equity interest in Beijing OrionStar.

The Group received dividends from investees of RMB5,598, RMB1,795 and RMB5,413 (US$774) which were recorded in “Other income” in the consolidated comprehensive loss for the years ended December 31, 2023, 2024 and 2025, respectively.

Investment accounted for using fair value option

The Group owned 49.6% equity interest of Live.me on a fully dilutive basis and the Group elected to account for the equity investment in Live.me under the fair value option model. In January 2023, Live.me modified its share capital by dividing ordinary shares into Class A ordinary shares and Class B ordinary shares with different voting rights, The Group’s voting rights of Live.me thus were diluted to be 17.25% and the Group lost significant influence in Live.Me. In December 2023, the preferred shares held by the Group was reclassified as debt securities since the Group has a put option to request Live.me to redeem the Group’s related equity interests at the Group's option. The Group continued to measure Live.me’s equity interest under fair value option model. The fair value of the equity interest held by the Group was RMB8,626 as of December 31, 2024 and in February 2025, all the shares held by the Group were redeemed by Live.me. The Group recorded unrealized losses of RMB334,921, RMB35,354 and nil redemption loss for equity investment accounted for using fair value option in “other expense” in the consolidated statements of comprehensive loss for the years ended December 31, 2023, 2024 and 2025, respectively.

Available-for-sale debt securities

Available-for-sale debt securities in long-term investments primarily represent investments in preferred shares that are redeemable by the passage of time and at the Group’s option, which are measured at fair value.

In 2024 and 2025, preferred shares held by the Group of certain investments previously accounted for using the measurement alternative were reclassified and accounted for as available-for-sale debt securities since the preferred shares are redeemable at the Group’s option. The Group remeasured the fair value of such investments upon the reclassification with a remeasurement loss of RMB12,173 and RMB11,480 (US$1,642) recorded in “Other expense” in the consolidated comprehensive loss, respectively.

As of December 31, 2024, and 2025, long-term available-for-sale debt securities were RMB95,249 and RMB72,670 (US$10,392), respectively.

For the years ended December 31, 2023, the Group recognized unrealized fair value loss on long-term available-for-sale debt securities of RMB43,494. For the years ended December 31, 2024 and 2025, the Group recorded unrealized fair value gain on long-term available-for-sale debt securities of RMB2,642 and RMB1,121 (US$160) in other comprehensive loss, respectively. For the year ended December, 2025, the Group recognized a credit loss of RMB32,862 (US$4,699) on long-term available-for-sale debt securities in “other expense” in the consolidated statements of comprehensive loss. No credit loss was recognized for the years ended December 31, 2023 and 2024.

6. ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2024	2025
	RMB	RMB	US$
Accounts receivable	616,453	627,654	89,753
Allowance for credit losses	(142,834)	(159,596)	(22,822)
Accounts receivable, net	473,619	468,058	66,931

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

The movements in the allowance for credit losses were as follows:

	Year ended December 31,
	2024	2025
	RMB	RMB	USD
Balance as of January 1	132,881	142,834	20,425
Addition	8,915	18,501	2,646
Foreign Exchange effect	1,038	(1,739)	(249)
Balance as of December 31	142,834	159,596	22,822

7.
PREPAYMENTS AND OTHER CURRENT ASSETS, NET

	As of December 31,
	2024	2025
	RMB	RMB	US$
Other receivables from advertisers	1,208,698	1,035,220	148,034
Advances to suppliers, net	50,767	52,700	7,536
Prepaid expenses	24,463	26,677	3,815
Inventories (i)	46,728	53,653	7,672
Receivable from third-party payment platform	47,298	25,042	3,581
Convertible loans	10,465	10,465	1,496
Others	92,109	83,069	11,881
Allowance for credit losses	(114,767)	(132,052)	(18,883)
Total	1,365,761	1,154,774	165,132

(i)
Inventories consist of materials, work in progress and finished goods, as of December 31, 2024 and 2025. For the years ended December 31, 2023, 2024 and 2025, the group recorded impairment of RMB2,627, RMB1,224 and RMB7,089 (US$1,014), respectively.

The movements in the allowance for credit losses were as follows:

	Year ended December 31,
	2024	2025
	RMB	RMB	USD
Balance as of January 1	113,126	114,767	16,411
Addition	677	19,496	2,788
Amounts written off	(300)	(300)	(43)
Foreign Exchange effect	1,264	(1,911)	(273)
Balance as of December 31	114,767	132,052	18,883

Provision for credit losses for the years ended December 31, 2023, 2024 and 2025 were RMB12,243, RMB677 and RMB19,496 (US$2,788), respectively.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

8.
PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2024	2025
	RMB	RMB	US$
Electronic equipment	56,296	51,181	7,319
AI related equipment	75,173	50,002	7,150
Leasehold improvements	27,382	29,281	4,187
Office equipment and fixtures	13,053	7,543	1,079
Mold and tooling	11,192	14,555	2,081
Motor vehicles	1,744	2,136	305
Construction in progress	—	404	58
Less: Accumulated depreciation	(126,088)	(107,676)	(15,397)
Less: Accumulated impairment	(7,188)	(7,188)	(1,028)
Property and equipment, net	51,564	40,238	5,754

Depreciation expense of property and equipment for the years ended December 31, 2023, 2024 and 2025 were RMB27,842, RMB22,040 and RMB11,450 (US$1,637), respectively. The impairment recognized on property and equipment were nil for the years ended December 31, 2023, 2024 and 2025, respectively.

9.
INTANGIBLE ASSETS, NET

Intangible assets and the related accumulated amortization were summarized as follows:

	As of December 31, 2025
	Gross Carrying value	Accumulated amortization	Accumulated impairment	Net carrying value
	RMB	RMB	RMB	RMB	US$
Online game licenses	143,908	(95,308)	(48,600)	—	—
Technology	369,658	(298,281)	(59,874)	11,503	1,645
Customer relationship	66,472	(45,176)	—	21,296	3,045
User base	48,419	(48,419)	—	—	—
Trademarks	27,656	(5,749)	(945)	20,962	2,998
Domain names	5,455	(5,147)	—	308	44
Non-compete agreements	1,610	(1,610)	—	—	—
Total	663,178	(499,690)	(109,419)	54,069	7,732

	As of December 31, 2024
	Gross Carrying value	Accumulated amortization	Accumulated impairment	Net carrying value
	RMB	RMB	RMB	RMB
Online game licenses	146,403	(97,095)	(49,308)	—
Technology	369,214	(174,142)	(18,477)	176,595
Customer relationship	43,263	(43,263)	—	—
User base	49,511	(49,511)	—	—
Trademarks	17,967	(3,243)	(945)	13,779
Domain names	5,315	(5,024)	—	291
Non-compete agreements	1,610	(1,610)	—	—
Total	633,283	(373,888)	(68,730)	190,665

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

The impairment recognized on intangible assets were RMB412, nil and RMB41,563 (US$5,943) for the years ended December 31, 2023, 2024 and 2025, respectively. Amortization expense of intangible assets for the years ended December 31, 2023, 2024 and 2025 were RMB7,420, RMB29,413 and RMB135,785 (US$19,417), respectively. The increase in amortization expense and impairment loss for the year ended December 31, 2025 were primarily due to the rapid evolution of AI and robotics technologies in the industry, which shortened the expected period of use and reduced the expected future economic benefits of certain technology-related intangible assets. The revision of estimated useful lives was accounted for as a change in accounting estimate on a prospective basis in accordance with ASC 250. As the affected intangible assets have been fully amortized or impaired, there is no impact on amortization expense in future periods.

Estimated amortization expense relating to the existing intangible assets with finite lives for each of next five years and thereafter is as follows:

	For the year ending December 31,
	RMB	US$
2026	12,159	1,739
2027	11,389	1,629
2028	11,040	1,579
2029	9,591	1,371
2030	3,588	513
Thereafter	6,302	901
Total	54,069	7,732

10. GOODWILL

The changes in the carrying amount of goodwill were as follows:

For the year ended December 31,
Balance as of January 1, 2023	—
Goodwill acquired in business combinations (Note 3)	576,989
Balance as of December 31, 2023	576,989
Impairment loss	(152,890)
Balance as of December 31, 2024	424,099
Goodwill acquired in business combinations (Note 3)	35,935
Impairment loss	—
Balance as of December 31, 2025	460,034
Balance as of December 31, 2025, in US$	65,784

* The Group allocated the goodwill recognized in its 2025 business combinations to the reporting unit under AI and others segment, and subsequently performed annual goodwill impairment testing at the reporting unit level in accordance with ASC 350-20.

For the year ended December 31, 2023, 2024 and 2025, the Group recognized impairment loss of nil, RMB152,890 and nil for goodwill. For the years ended December 31, 2024, considering the adverse change in the operating and financial performance of AI and others, the Group performed a quantitative assessment and compared the fair value of AI and others reporting unit to it's carrying amount, including the allocated goodwill. The fair value was estimated using the income approach with certain key assumptions including forecasted revenue, EBIT margin and discount rate which are subject to high degree of judgment and complexity. A sensitivity analysis shows that significant increases (decreases) in the forecasted revenue, increases (decreases) in the EBIT margin and decreases (increases) in discount rate will result in a significantly higher (lower) fair value measurement of the reporting unit.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

11. LEASE

The Group’s operating leases mainly related to offices, warehouses and manufacturing facilities. For leases with terms greater than 12 months, the Group records the related assets and lease liabilities at the present value of lease payments over the term. Certain leases include rental-free periods and renewal options, which are factored into the Group’s determination of lease payments when appropriate. As of December 31, 2024 and 2025, the Group had no finance leases.

As of December 31, 2024 and 2025, the weighted average remaining lease term was 2.3 years and 1.8 years, respectively, and the weighted average discount rate was 4.8% and 4.5% for the Group’s operating leases respectively.

Operating lease cost for the years ended December 31, 2023, 2024 and 2025, was RMB15,244, RMB15,322 and RMB14,733 (US$2,107), respectively, which excluded cost of short-term contracts. Short-term lease cost for the years ended December 31, 2023, 2024 and 2025 was RMB5,379, RMB6,384 and RMB5,945 (US$850), respectively. For the years ended December 31, 2023, 2024 and 2025, no lease cost was capitalized.

Future lease payments under operating leases as of December 31, 2025 were as follows:

	For the year ended December 31,
	RMB	US$
2026	10,592	1,515
2027	3,270	468
2028	1,874	268
2029	134	19
Total future lease payments	15,870	2,270
Less: imputed interest	625	90
Total lease liability balance	15,245	2,180

12.
ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other current liabilities

	As of December 31,
	2024	2025
	RMB	RMB	US$
Payable to online advertising platforms as agency	1,601,794	1,292,499	184,825
Accrued operating expenses	425,577	255,682	36,562
Salary and welfare payable	74,367	85,846	12,276
Advance received in advertising agency services	157,870	166,134	23,757
Accrued advertising, marketing and promotional expenses	64,541	47,441	6,784
Deferred revenue	302,531	291,152	41,635
Operating lease liabilities current portion	12,682	9,021	1,290
Other taxes payable	35,254	39,591	5,661
Others	82,189	77,293	11,052
Total	2,756,805	2,264,659	323,842

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Other non-current liabilities

	As of December 31,
	2024	2025
	RMB	RMB	US$
Uncertain tax position	155,746	147,139	21,041
Operating lease liabilities non-current portion	12,928	6,224	890
Others	3,674	1,059	151
Total	172,348	154,422	22,082

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

The following tables present summary information by segment:

	For the years ended December 31, 2025
	Internet Business	AI and others	Consolidated
	RMB	RMB	RMB	US$
Revenues	615,281	535,163	1,150,444	164,511
Operating costs and expenses
Cost of revenues(i)	106,606	209,789	316,395	45,244
Selling and marketing(i)	220,312	141,650	361,962	51,759
Research and development(i)	110,060	234,899	344,959	49,328
Other segment items(i)	63,436	223,295	286,731	41,001
Adjusted operating income/(losses)	114,867	(274,470)	(159,603)	(22,821)
Unallocated amounts-share based compensations			(19,840)	(2,838)
Operating loss			(179,443)	(25,659)
Reconciliation of operating loss
Interest income, net			30,629	4,380
Foreign exchange gains (losses), net			30,783	4,402
Other income			36,896	5,276
Other expense			(145,548)	(20,813)
Loss before income taxes			(226,683)	(32,414)

(i)
Share-based compensations were not allocated to segments. Total depreciation and amortization expenses of Internet Business and AI and others was RMB5,105 (US$730) and RMB142,130 (US$20,324), respectively, for the year ended December 31, 2025. Other segment items include general and administrative expenses, impairment of intangible assets, and other operating income, net allocated to the respective segments. Impairment of intangible assets of AI and others was RMB41,563 (US$5,943) for the year ended December 31, 2025.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

	For the years ended December 31, 2024
	Internet Business	AI and others	Consolidated
	RMB	RMB	RMB
Revenues	517,188	289,689	806,877
Operating costs and expenses
Cost of revenues(i)	79,812	181,789	261,601
Selling and marketing(i)	200,945	142,138	343,083
Research and development(i)	115,476	125,991	241,467
Other segment items(i)	58,122	313,758	371,880
Adjusted operating income/(losses)	62,833	(473,987)	(411,154)
Unallocated amounts-share based compensations			(26,101)
Operating loss			(437,255)
Reconciliation of operating loss
Interest income, net			44,422
Foreign exchange gains (losses), net			(21,726)
Other income			52,059
Other expense			(191,828)
Loss before income taxes			(554,328)

(i)
Share-based compensations were not allocated to segments. Total depreciation and amortization expenses of Internet Business and AI and others was RMB2,512 and RMB48,941, respectively, for the year ended December 31, 2024. Other segment items include general and administrative expenses, impairment of goodwill, and other operating expenses allocated to the respective segments. Impairment of goodwill of AI and others was RMB152,890 for the year ended December 31, 2024.

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

14.
GEOGRAPHICAL INFORMATION

The following tables set forth revenues and property and equipment, net by geographic area:

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Revenues:
PRC	343,119	346,808	443,202	63,377
Overseas (i)	326,384	460,069	707,242	101,134
Europe	92,454	137,113	318,441	45,536
Japan	113,143	126,500	139,203	19,906
United States	29,989	87,792	98,967	14,152
Rest of the world (ii)	90,798	108,664	150,631	21,540

	As of December 31,
	2024	2025
	RMB	RMB	US$
Property and equipment, net:
PRC	46,239	34,486	4,931
Non-PRC	5,325	5,752	823

(i)
Overseas revenue refers to revenues generated by the Group’s operating legal entities incorporated outside mainland China or generated by our operating legal entities incorporated in mainland China but are attributable to customers located outside mainland China. Such revenues are primarily attributable to customers located outside China based on customers’ registered addresses.
(ii)
No individual country or area, other than disclosed above, exceeded 10% of total revenues for the years ended December 31, 2023, 2024 and 2025, respectively.
15.
TAXATION

Composition of income tax

The following table presents the composition of income tax expenses for the years ended December 31, 2023, 2024 and 2025:

	Year ended December 31,
	2023	2024
	RMB	RMB
Current income tax expenses (benefits)	850	(927)
Deferred income tax (benefits) expenses	(44,631)	48,185
Income tax (benefits) expenses	(43,781)	47,258

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

	Year ended December 31,
	2025
	RMB	US$
Current income tax (benefits) expenses
PRC	(3,279)	(469)
Hong Kong	4,959	709
Japan	17,667	2,526
Other	145	22
Total current tax expenses	19,492	2,788
Deferred income tax (benefits) expenses
PRC	(11,518)	(1,647)
Hong Kong	940	134
Other	(445)	(64)
Total deferred tax benefits	(11,023)	(1,577)
Total income tax (benefits) expenses
PRC	(14,797)	(2,116)
Hong Kong	5,899	843
Japan	17,667	2,526
Other	(300)	(42)
Total income tax expenses	8,469	1,211

a) Income taxes

Cayman Islands and BVI

Under the current laws of the Cayman Islands and BVI, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands and BVI withholding tax will be imposed.

Hong Kong, China

The Company’s subsidiaries in Hong Kong are subject to Hong Kong Profits Tax rate at 16.5% on the estimated assessable profit. For the year ended December 31, 2023, 2024 and 2025, the first HK$2 million of profits earned by one of the Company’s subsidiaries incorporated in Hong Kong is taxed at half the current tax rate (i.e. 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. There are no withholding taxes in Hong Kong on remittance of dividends.

Singapore

Subsidiaries in Singapore are subject to Singapore corporate income tax rate of 17%.

Japan

Kingsoft Japan is incorporated in Japan with paid-in capital in excess of Japanese Yen (“JPY”) 100 million and was subject to a national corporate income tax rate of 23.2% as of the years ended 31, 2022. In 2023, Kingsoft Japan reduced its paid-in capital to 90 million Japanese Yen, and is taxed at a tax rate of 15% on first JPY8 million and at 23.2% on the portion over JPY8 million as of the year ended 31, 2023, 2024 and 2025. Local income taxes, which are local inhabitant tax and enterprise tax, are also imposed on corporate income.

PRC

The Company’s subsidiaries in the PRC and the VIEs are subject to the statutory rate of 25%, unless otherwise specified, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

As qualified High New Technology Enterprise (“HNTE”), Beijing Kingsoft Cheetah Technology Co., Ltd. is entitled to the preferential income tax rate of 15% from 2022 to 2027. Beijing OrionStar Technology Co., Ltd. is entitled to the preferential income tax rate of 15% from 2021 to 2026. Zhuhai Baoqu Technology Co., Ltd. is entitled to the preferential income tax rate of 15% from 2023 to 2025.

In accordance with the requirements of Cai Shui [2022] No. 19 and State Administration of Taxation Hengqin-Guangdong-Macao In-Depth Cooperation Zone Taxation Bureau Announcement [2023] No. 1, enterprises of qualified industries that met the operational substantive requirements located in Hengqin-Guangdong-Macao In-Depth Cooperation Zone, are subject to a tax rate of 15%. Zhuhai Baohaowan Technology Co., Ltd and Zhuhai Hainiao Technology Co. Ltd are entitled to the preferential income tax rate of 15% as they are qualified with the mentioned requirements.

Without the tax holidays and preferential tax, the Group’s income tax expenses would have decreased by RMB3,457, increased by RMB436 and increased by RMB6,792 (US$971) for the years ended December 31, 2023, 2024 and 2025, respectively. The impacts of the tax holidays and preferential tax rates were a decrease in the loss per share of RMB0.0023, increase RMB0.0003 and increase RMB0.0044 (US$0.0006), for the year ended December 31, 2023, 2024 and 2025, respectively.

Under the EIT Law, dividends paid by PRC enterprises out of profits earned post-2007 to non-PRC tax resident investors are subject to PRC dividend withholding tax of 10%. A lower withholding tax rate may be applied based on applicable tax treaties with certain jurisdictions.

(Loss) income before income taxes consists of:

	Year ended December 31,
	2023	2024
	RMB	RMB
PRC	(251,578)	(382,509)
Non-PRC	(386,072)	(171,819)
Total	(637,650)	(554,328)

	Year ended December 31,
	2025
	RMB	US$
PRC	(250,372)	(35,802)
Hong Kong	51,817	7,410
Singapore	(16,453)	(2,353)
Cayman Islands	(59,621)	(8,526)
Japan	48,387	6,920
Other	(441)	(63)
Total	(226,683)	(32,414)

The reconciliation of the differences between the statutory tax rate and the effective tax rate for the years ended December 31, 2024 and 2023 in accordance with the guidance prior to the adoption of ASU 2023-09 was as follows:

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

	Year ended December 31,
	2023	2024
	RMB	RMB
Loss before income tax	(637,650)	(554,328)
Income tax benefit computed at the PRC statutory tax rate of 25%	(159,413)	(138,582)
Effect of different tax rates in different jurisdictions	84,086	45,721
Effect of tax holiday and preferential tax rates	2,981	29,949
Research and development super-deduction	(8,749)	(10,073)
Non-taxable income(i)	(5,488)	(4,956)
Non-deductible expenses(ii)	21,538	9,330
Effect of change in tax rate	3,080	2,788
Outside basis difference on investment	(33,413)	(7,869)
Changes in uncertain tax position	(4,183)	(6,331)
Effect of goodwill impairment	—	22,934
Withholding tax and others	22,683	17,084
Changes in valuation allowance	33,097	87,263
Income tax (benefits) expenses	(43,781)	47,258

Upon adoption of ASU 2023-09, Improvements to Income Tax Disclosures, as described in Note 2, Newly adopted accounting standard updates, the reconciliation of the differences between the statutory tax rate and the effective tax rate for the year ended December 31, 2025 was as follows:

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

	Year ended December 31,
	2025
	RMB	US$	Percent
Loss before income tax	(226,683)	(32,414)
PRC statutory income tax rate	25%	25%
Income tax benefit computed at the PRC statutory tax rate of 25%	(56,669)	(8,101)	25.0%
Domestic tax effects
Effect of tax holiday and preferential tax rates	28,496	4,075	(12.6%)
Changes in Valuation Allowances	27,939	3,995	(12.3%)
Research and development super-deduction	(11,196)	(1,601)	4.9%
Non-taxable income(i)	(143)	(20)	0.1%
Non-deductible expenses(ii)	923	132	(0.4%)
Expiration of net operating losses	6,471	925	(2.9%)
PRC withholding tax	255	36	(0.1%)
Other	379	54	(0.2%)
Foreign tax effects
Cayman Islands
Statutory tax rate difference between PRC and other jurisdictions	14,905	2,131	(6.6%)
Other	(445)	(64)	0.2%
Hong Kong
Statutory tax rate difference between PRC and other jurisdictions	(4,404)	(630)	1.9%
Non-taxable income(i)	(3,575)	(511)	1.6%
Non-deductible expenses(ii)	380	54	(0.2%)
Changes in Valuation Allowances	(1,605)	(230)	0.7%
Withholding tax	2,534	363	(1.1%)
Other	(383)	(55)	0.2%
Singapore
Statutory tax rate difference between PRC and other jurisdictions	1,316	188	(0.6%)
Changes in Valuation Allowances	3,233	462	(1.4%)
Other	(436)	(62)	0.2%
Japan
Statutory tax rate difference between PRC and other jurisdictions	6,562	938	(2.9%)
Other	(992)	(142)	0.4%
Other foreign jurisdictions	255	36	(0.1%)
Worldwide changes in unrecognized tax benefits	(5,331)	(762)	2.4%
Income tax expense	8,469	1,211	(3.8%)

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

As of December 31, 2025, the Group had taxable losses of approximately RMB4,305,291 (US$615,648) primarily deriving from entities in the PRC, Hong Kong and Singapore, which can be carried forward per tax regulation to offset future net profit for income tax purposes. The PRC taxable loss RMB4,079,565 (US$583,370) will expire from 2026 to 2035 and Hong Kong, Singapore and others taxable loss RMB225,726 (US$32,278) can be carried forward without an expiration date.

Upon adoption of ASU 2023-09, Improvements to Income Tax Disclosures, as described in Note 2, Newly adopted accounting standard updates, cash paid for income taxes, net of refunds, amounted to RMB941 (US$135) in the PRC, RMB10,212 (US$1,460) in Japan and RMB579 (US$83) in other jurisdictions for the year ended December 31, 2025, totaling RMB11,732 (US$1,678). Cash paid for income taxes, net of refunds, during the years ended December 31, 2024 and 2023 was RMB2,688 and RMB1,752, respectively.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

b) Deferred tax assets and liabilities

	As of December 31,
	2024	2025
	RMB	RMB	US$
Classification in the consolidated balance sheets:
Deferred tax assets	128,581	112,913	16,146
Deferred tax liabilities	43,046	21,711	3,105

The tax effects of significant temporary differences that give rise to the deferred tax balances as of December 31, 2024 and 2025 are as follows:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Deferred tax assets:
Tax losses carry forward	733,771	738,219	105,564
Equity investment loss	177,280	188,329	26,930
Allowance for credit losses	38,071	48,604	6,950
Intangible assets and accrued expenses	8,105	8,221	1,176
Share-based compensation	235	235	34
Other	50,846	36,624	5,237
Total deferred tax assets	1,008,308	1,020,232	145,891
Less: valuation allowance	(874,116)	(903,571)	(129,209)
Net deferred tax assets	134,192	116,661	16,682
Deferred tax liabilities:
Outside basis difference on investment	15,883	15,011	2,147
Equity method investment and unrealized gains	536	427	61
Right-of-use asset and others	5,075	3,320	475
Intangible assets acquired from business acquisition	27,163	6,701	958
Total deferred tax liabilities	48,657	25,459	3,641

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss or credit carry forwards. The Group evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of December 31, 2024 and 2025, valuation allowances were provided against deferred tax assets in entities where it was determined it was more-likely-than-not that the benefits of the deferred tax assets will not be realized.

The following table sets forth the movement of the valuation allowances for deferred tax assets for the years presented:

	2024	2025
	RMB	RMB	US$
Balance at January 1	(786,853)	(874,116)	(124,997)
Additions	(127,852)	(71,837)	(10,273)
Decreases	40,589	42,382	6,061
Balance at December 31	(874,116)	(903,571)	(129,209)

c) Withholding income tax on dividends

Undistributed earnings of certain of the Company’s PRC subsidiaries amounted to approximately RMB830,060 and RMB908,915 (US$129,973) on December 31, 2024 and 2025, respectively. Those earnings are considered to be indefinitely reinvested; accordingly, no provision for PRC withholding tax has been provided thereon. Upon repatriation of those earnings in the form of dividends, the Group would be subject to PRC withholding tax at 10%. The PRC withholding tax rate could be reduced to 5% should the treaty benefit

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

between Hong Kong and the PRC be applicable. As such, the amount of unrecognized deferred income tax liabilities is approximately ranging from RMB41,503 to RMB83,006 and RMB45,446 (US$6,499) to RMB90,892 (US$12,997) as of December 31, 2024 and 2025, respectively.

d) Unrecognized tax benefits

As of December 31, 2024 and 2025, the Group had unrecognized tax benefits of RMB163,120 and RMB155,534 (US$22,241), of which RMB10,959 and RMB9,706 (US$1,388), respectively, were deducted against the deferred tax assets on tax losses carry forward, and the remaining amounts of RMB152,161 and RMB145,828 (US$20,853), respectively were presented in the other non-current liabilities in the consolidated balance sheets. The Group’s unrecognized tax benefits for the years ended December 31, 2024 and 2025 were primarily related to the tax-deduction of share-based compensation expenses and disposal of long-term investments. As of December 31, 2024, and 2025, there were RMB152,161 and RMB145,828 (US$20,853) of unrecognized tax benefits that if recognized would impact the annual effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefit is as follows:

	2024	2025
	RMB	RMB	US$
Balance at January 1	168,416	163,120	23,326
Additions based on tax positions related to current year	467	1,166	166
Reversal based on tax positions related to prior years	(7,932)	(5,477)	(783)
Foreign exchange translation adjustments	2,169	(3,275)	(468)
Balance at December 31	163,120	155,534	22,241

The Group recognizes accrued interest related to unrecognized tax benefits in income tax expenses. As of December 31, 2024 and 2025, the Group had accrued interest of RMB3,585 and RMB1,313 (US$188) respectively. For the years ended December 31, 2023, 2024 and 2025, the Group reversed RMB847, RMB2,424, and RMB2,272 (US$325) in interest, respectively. The Group did not record any penalties related to unrecognized tax benefits.

As of December 31, 2025, the tax years ended December 31, 2020 through 2025 for the Group’s subsidiaries in the PRC and the VIEs are generally subject to examination by the PRC tax authorities. The tax years ended December 31, 2021 through 2025 for the Group’s subsidiary in the Singapore is generally subject to examination by the Singapore tax authorities. The tax years ended December 31, 2019 through 2025 for the Group’s subsidiaries in Hong Kong are generally subject to examination by the Hong Kong tax authorities.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

Tencent and its subsidiaries (“Tencent Group”)

Kingsoft and its subsidiaries and their respective associates (“Kingsoft Group”)

OrionStar and its subsidiaries (“OrionStar Group”)(1)

Pixiu Inc. and its subsidiaries (“Pixiu Group”)

Live.me and its subsidiaries (“Live.me Group”)(2)

Entities controlled by a shareholder of the Group

Entities controlled or influenced significantly by a shareholder of the Group

Entities controlled by a director of the Group

Entities influenced significantly by the Group

Entities that the Group owns 49.6% shares of ownership

(1) OrionStar Group became the subsidiary of the Company since November 30, 2023. As a result, OrionStar Group was not considered as the Group’s related party since then.

(2) Live.me ceased to be a related party of the Group since March 2025, all the shares held by the Group were redeemed by Live.me in February 2025.

b) Material related party transactions

In addition to the transactions detailed elsewhere in these financial statements, the Group had the following material related party transactions for the years ended December 31, 2023, 2024 and 2025:

		For the year ended December 31,
		2023	2024	2025
		RMB	RMB	RMB	US$
Services received from:	(i)
Kingsoft Group		14,248	12,243	12,679	1,813
Tencent Group		13,293	19,444	38,350	5,484
OrionStar Group		2,324	—	—	—
Services provided to:	(ii)
Tencent Group		9,565	6,668	52,832	7,555
OrionStar Group		2,402	—	—	—
Pixiu Group		972	1,220	1,134	162
Live.me Group		35,006	27,531	3,594	514
Sales of products and equipment:
Others		—	17,726	2,246	321
Loans and interest received from :
Pixiu Group	(iii)	1,458	1,519	6,369	911
Loans and interest repaid to:
Others		—	—	49,693	7,106
Purchase of equity interests from:
Kingsoft Group	(iv)	—	—	14,515	2,076

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

(iii)
The Group entered into loan agreements with Pixiu Group including a 3-year capital allocation loan which the original expiration date was January 2022 and renewed annually after 2022. The expiration date for the remaining principal balance is extended to November 2026.
(iv)
During the year ended December 31, 2025, Kingsoft Japan, a subsidiary of the Group, repurchased equity interests in Kingsoft Japan from Kingsoft Group for a cash consideration of RMB14,515 (US$2,076). The transaction did not result in a change of control.

c. Balances of related party transactions

The balances between the Group and its related parties as of December 31, 2024 and 2025 are listed below:

(1)
Amount due from related parties, net

	As of December 31,
	2024	2025
	RMB	RMB	US$
Live.me Group	11,877	—	—
Tencent Group	40,481	50,516	7,224
Pixiu Group	21,839	17,245	2,466
Kingsoft Group	6,455	5,716	817
Other related parties	26,282	21,344	3,052
Total	106,934	94,821	13,559

The movements in the allowance for credit losses were as follows:

	Year ended December 31,
	2024	2025
	RMB	RMB	US$
Balance as of January 1	35,582	36,847	5,269
Addition/(Reverse)	1,128	(102)	(15)
Foreign Exchange effect	137	(83)	(12)
Total	36,847	36,662	5,242

(2)
Amount due to related parties

	As of December 31,
	2024	2025
	RMB	RMB	US$
Tencent Group	12,570	9,554	1,366
Kingsoft Group	2,662	3,461	495
Other related parties(i)	54,374	5,598	801
Total	69,606	18,613	2,662

(i)
As of December 31, 2025, amounts due to other related parties primarily consisted of gaming revenue share payables. The decrease in the balance as compared to the prior year end was attributable to the repayment by Beijing OrionStar of a RMB49,693 (US$7,106) convertible loan to Mr. Sheng Fu, chief executive officer and director of the Group.

17.
SHARE-BASED COMPENSATION

2023 Share Incentive Plan

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

The following table summarizes the restricted shares activity pursuant to the 2023 Incentive Plan for the years ended December 31, 2024 and 2025:

	Number of Shares	Weighted average grant date fair value (US$)
Outstanding at January 1, 2023	-	-
Granted	103,270,550	0.05
Vested	(36,941,200)	0.05
Forfeited	-	-
Unvested at December 31, 2023	66,329,350	0.04
Granted	-	-
Vested	(9,472,450)	0.05
Forfeited	(1,710,900)	0.05
Unvested at December 31, 2024	55,146,000	0.05
Granted	-	-
Vested	(24,257,650)	0.05
Forfeited	-	-
Unvested at December 31, 2025	30,888,350	0.05

The fair value of the restricted shares was determined based on the price of the Company’s publicly traded ADSs.

As of December 31, 2025, the total estimated unrecognized share-based compensation expenses related to restricted shares awarded amounted to RMB2,106 (US$301), and is expected to be recognized over a weighted-average period of 1.1 years.

The total fair value of vested restricted shares on their respective vesting dates during the years ended December 31, 2023, 2024 and 2025 were RMB13,587, RMB4,773 and RMB22,286 (US$3,187), respectively.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

The following table summarizes the restricted shares activity pursuant to the 2014 Restricted Shares Plan for the years ended December 31, 2023, 2024 and 2025, respectively:

	Number of shares	Weighted average grant date fair value (US$) after modification
Unvested at January 1, 2023	4,028,550	0.14
Granted	31,580,058	0.04
Vested	(6,629,200)	0.06
Forfeited	(2,993,700)	0.05
Unvested at December 31, 2023	25,985,708	0.05
Granted	30,808,300	0.09
Vested	(10,016,440)	0.06
Forfeited	(14,183,788)	0.05
Unvested at December 31, 2024	32,593,780	0.08
Granted	2,540,800	0.14
Vested	(10,964,214)	0.08
Forfeited	(3,868,698)	0.05
Unvested at December 31, 2025	20,301,668	0.10

The fair value of the restricted shares was determined based on the price of the Company’s publicly traded ADSs.

As of December 31, 2025, the total estimated unrecognized share-based compensation expense related to restricted shares awarded amounted to RMB6,955 (US$995), and is expected to be recognized over a weighted-average period of 1.9 years.

The total fair value of vested restricted shares on their respective vesting dates during the years ended December 31, 2023, 2024 and 2025 were RMB2,185, RMB6,954 and RMB8,127 (US$1,162), respectively.

2013 Incentive Scheme

On January 2, 2014, the Company adopted an equity incentive scheme (the “2013 Incentive Scheme”). The 2013 Incentive Scheme provides for the grant of ordinary shares, restricted shares, share options and share appreciation rights to the employees, directors or non-employee consultants of the Company. The maximum number of the Company’s ordinary shares which may be issued under the 2013 Incentive Scheme is 64,497,718 (excluding shares which have lapsed or have been forfeited). The 2013 Incentive Scheme is valid and effective for a term of ten years commencing from its adoption and terminated upon its expiration in January 2024. Except for service conditions, there were no other vesting conditions for all the awards under 2013 Incentive Scheme. As of December 31, 2025, all the share awards granted under 2013 Incentive Scheme had vesting terms of no longer than 5 years from the date of grant.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

The following table summarizes the restricted shares activity pursuant to the 2013 Incentive Scheme for the years ended December 31, 2023, 2024 and 2025, respectively:

	Number of shares	Weighted average grant date fair value (US$) after modification
Outstanding at January 1, 2023	5,086,990	0.17
Granted	641,412	0.05
Vested	(1,038,123)	0.27
Forfeited	(975,867)	0.13
Unvested at December 31, 2023	3,714,412	0.12
Granted	-	-
Vested	(2,128,853)	0.12
Forfeited	(209,499)	0.17
Unvested at December 31, 2024	1,376,060	0.12
Granted	-	-
Vested	(922,354)	0.15
Forfeited	(133,000)	0.17
Unvested at December 31, 2025	320,706	0.05

The fair value of the restricted shares was determined based on the price of the Company’s publicly traded ADSs.

As of December 31, 2025, the total estimated unrecognized share-based compensation expense related to restricted shares awarded amounted to RMB27 (US$4), and is expected to be recognized over a weighted-average period of 1.2 years.

The total fair value of vested restricted shares on their respective vesting dates for the years ended December 31, 2023, 2024 and 2025 were RMB471, RMB801 and RMB1,086 (US$155), respectively.

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

The following table summarizes the restricted shares activity pursuant to the 2011 Share Award Scheme for the years ended December 31, 2023, 2024 and 2025, respectively:

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

	Number of shares	Weighted average grant date fair value (US$)
Unvested at January 1, 2023	87,175	0.26
Granted	-	-
Vested	(87,175)	0.26
Forfeited	-	-
Unvested at December 31, 2023	-	-
Granted	-	-
Vested	-	-
Forfeited	-	-
Unvested at December 31, 2024	-	-
Granted	-	-
Vested	-	-
Forfeited	-	-
Unvested at December 31, 2025	-	-

The fair value of the restricted shares was determined based on the price of the Company’s publicly traded ADSs.

As of December 31, 2025, all of the restricted shares awarded have been vested. The total fair value of vested restricted shares on their respective vesting dates for the years ended December 31, 2023, 2024 and 2025 were RMB23, nil and nil, respectively.

Share-based Awards of subsidiaries

Subsidiaries of the Group also have equity incentive plans granting share-based awards.

The grant date fair value of each share-based award is estimated on the date of grant using the binomial tree option pricing model with the following assumptions used for years presented:

	Year ended December 31, 2023	Year ended December 31, 2024	Year ended December 31, 2025
Fair value per option granted (US$)	0.81	-	0.76
Risk-free interest rates	3.80%	-	1.83%
Expected volatility	55.10%	-	61.10%
Expected dividend yield	0.00%	-	0.00%

The following table summarizes the share-based compensation expenses of subsidiaries’ share-based awards recognized by the Group:

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Cost of revenues	251	65	—	—
Research and development	(703)	1,115	1,260	180
Selling and marketing	104	(1,232)	56	8
General and administrative	8,372	10,075	7,853	1,123
Total	8,024	10,023	9,169	1,311

As of December 31, 2025, there was RMB37,851 (US$5,413) unrecognized share-based compensation expenses related to incentive plans, which is expected to be recognized over a weighted-average period of 2.4 years.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Total share-based compensation expenses recorded by the Group are as follows:

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Cost of revenues	370	81	16	2
Research and development	580	1,924	1,193	171
Selling and marketing	509	(662)	773	111
General and administrative	32,095	24,758	17,858	2,554
Total	33,554	26,101	19,840	2,838

18.
COMMITMENT AND CONTINGENCIES

Commitment for cloud services

Future minimum payments under non-cancelable agreements for cloud services consist of the following as of December 31, 2025.

	Total	Less than 1 Year	1-3 Years	More than 3 Years
Purchase obligations	222,751	180,443	42,308	—

Capital commitment

As of December 31, 2025, commitments for the purchase of fixed assets are immaterial.

Litigation and investigation

From time to time, the Group is involved in legal proceedings and claims that arise in the ordinary course of business. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. As of December 31, 2024 and 2025, the Group had not identified any litigation and investigation as material, and no material liabilities were recorded in this regard.

19.
SHAREHOLDERS’ EQUITY

Ordinary shares

Immediately following the IPO, the Memorandum and Articles of Association were amended and restated such that the authorized share capital of the Company was reclassified and redesignated into 10,000,000,000 shares comprising of (i) 7,600,000,000 Class A ordinary shares; (ii) 1,400,000,000 Class B ordinary shares; and (iii) 1,000,000,000 reserved shares at par value of US$0.000025 per share. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each share of Class A ordinary shares is entitled to one vote per share and is not convertible into Class B ordinary shares under any circumstances. Each share of Class B ordinary shares is entitled to ten votes per share and is convertible into one Class A ordinary share at any time by the holder thereof. Upon any transfer of Class B ordinary shares by the holder thereof to any person or entity that is not an affiliate of such holder, such Class B ordinary shares would be automatically converted into an equal number of Class A ordinary shares. There were nil Class B ordinary shares transferred to Class A ordinary shares in the years ended December 31, 2024 and 2025.

As of December 31, 2024, there were 499,357,794 and 1,016,429,335 Class A and Class B ordinary shares outstanding, respectively. As of December 31, 2025, there were 511,244,362 and 1,040,686,985 Class A and Class B ordinary shares outstanding, respectively. The vested restricted shares but have not physically been issued are considered outstanding as each period end and included in the calculation of basic losses per share.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

	As of December 31,
	2024	2025
	RMB	RMB	US$
PRC statutory reserve funds	75,068	78,535	11,230
Unreserved retained losses	(1,307,645)	(1,569,482)	(224,433)
Total accumulated losses	(1,232,577)	(1,490,947)	(213,203)

Under PRC laws and regulations, there are restrictions on the Company’s subsidiaries in the PRC and VIEs with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Such restriction amounted to RMB449,599 (US$64,292) as of December 31, 2025.

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

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Accumulated other comprehensive income

The components of accumulated other comprehensive income were as follows:

	Foreign currency translation adjustment	Unrealized gains on available- for sale Securities	Total
	RMB	RMB	RMB
Balance at December 31, 2022	354,036	(88)	353,948
Other comprehensive income before reclassification	45,769	(43,494)	2,275
Net current-period other comprehensive income	45,769	(43,494)	2,275
Other comprehensive income attribute to noncontrolling interests	631	—	631
Balance at December 31, 2023	400,436	(43,582)	356,854
Other comprehensive income before reclassification	72,462	2,642	75,104
Amount reclassified from accumulated other comprehensive income	(23,417)	—	(23,417)
Net current-period other comprehensive income	49,045	2,642	51,687
Other comprehensive income attribute to noncontrolling interests	1,882	—	1,882
Balance at December 31, 2024	451,363	(40,940)	410,423
Net current-period other comprehensive income	(50,422)	1,121	(49,301)
Other comprehensive income attribute to noncontrolling interests	1,123	—	1,123
Balance at December 31, 2025	402,064	(39,819)	362,245
Balance at December 31, 2025, in US$	57,494	(5,694)	51,800

The amounts reclassified out of accumulated other comprehensive income represent realized foreign currency translation adjustments associated with the deregistration of certain subsidiaries of the Group. These amounts were recorded in "Other expense" in the consolidated statements of comprehensive losses.

There was nil tax expense or benefit recognized related to the changes of each component of accumulated other comprehensive income for the years ended December 31, 2023, 2024 and 2025.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

The Group accretes changes in the redemption value over the period from the date that it becomes probable that the mezzanine equity will become redeemable to the earliest redemption date using the effective interest method. The redeemable non-controlling interests for the years ended December 31, 2023, 2024 and 2025 are summarized below:

For the year ended December 31,

Balance as of January 1, 2023	—
Issuance	105,726
Accretion	252
Balance as of December 31, 2023	105,978
Issuance	75,750
Accretion	7,997
Balance as of December 31, 2024	189,725
Issuance	—
Accretion	7,835
Balance as of December 31, 2025	197,560
Balance as of December 31, 2025, in US$	28,251

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

21.
LOSS PER SHARE

Basic and diluted loss per share for each of the years presented are calculated as follows, the effect of share options and restricted share units were excluded from the computation of diluted net loss per share for the years ended December 31, 2023, 2024 and 2025, as its effect would be anti-dilutive:

	Year ended December 31,
	2023	2024	2025
	Ordinary shares	Ordinary shares	Class A Ordinary shares	Class A Ordinary shares	Class B Ordinary shares	Class B Ordinary shares
	RMB	RMB	RMB	US$	RMB	US$
Losses per share—basic
Numerator:
Net loss attributable to Cheetah Mobile Inc.	(602,898)	(617,557)	(84,749)	(12,119)	(172,964)	(24,732)
Effect arising from dividends declared on share awards of consolidated subsidiaries	(107)	156	(1,150)	(164)	(2,347)	(336)
Accretion of redeemable noncontrolling interests	—	(7,997)	(2,577)	(369)	(5,258)	(752)
Net loss attributable to Cheetah Mobile Inc. after accretion of redeemable noncontrolling interests and dilution effect arising from share-based awards issued by subsidiaries	(603,005)	(625,398)	(88,476)	(12,652)	(180,569)	(25,820)
Denominator:
Weighted average number of ordinary shares outstanding	1,472,615,281	1,503,054,847	504,283,545	504,283,545	1,029,189,523	1,029,189,523
Losses per share—basic	(0.4095)	(0.4161)	(0.1754)	(0.0251)	(0.1754)	(0.0251)
Losses per share—diluted
Numerator:
Net loss attributable to Cheetah Mobile Inc. after accretion of redeemable noncontrolling interests and dilution effect arising from share-based awards issued by subsidiaries	(603,005)	(625,398)	(88,476)	(12,652)	(180,569)	(25,820)
Dilution effect arising from share-based awards issued by subsidiaries	(699)	(164)	(465)	(66)	(949)	(136)
Reallocation of net loss as a result of conversion of Class B into Class A ordinary shares	—	—	(181,518)	(25,956)	—	—
Net loss attributable to ordinary shareholders	(603,704)	(625,562)	(270,459)	(38,674)	(181,518)	(25,956)
Denominator:
Weighted average ordinary shares outstanding	1,472,615,281	1,503,054,847	504,283,545	504,283,545	1,029,189,523	1,029,189,523
Conversion of Class B into Class A ordinary shares	—	—	1,029,189,523	1,029,189,523	—	—
Denominator used for losses per share	1,472,615,281	1,503,054,847	1,533,473,068	1,533,473,068	1,029,189,523	1,029,189,523
Losses per share—diluted	(0.4100)	(0.4162)	(0.1764)	(0.0252)	(0.1764)	(0.0252)
Losses per ADS:
Denominator used for losses per ADS—basic	29,452,306	30,061,097	30,669,461	30,669,461
Denominator used for losses per ADS—diluted	29,452,306	30,061,097	30,669,461	30,669,461
Losses per ADS—basic	(20.4740)	(20.8042)	(8.7724)	(1.2550)
Losses per ADS—diluted	(20.4977)	(20.8097)	(8.8185)	(1.2600)

22.
EMPLOYEE BENEFIT

Full time employees of the Group participate in government mandated defined contribution plan, pursuant to which certain welfare benefits are provided to employees. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were approximately RMB54,275, RMB71,841 and RMB70,850 (US$10,131) for the years ended December 31, 2023, 2024 and 2025, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

Assets and liabilities measured on a recurring basis or disclosed at fair value are summarized below:

	Total Fair Value	Total Fair Value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total (losses) gains from fair value changes
	RMB	US$	RMB	RMB	RMB	RMB
Fair value measurement—Recurring:
As of December 31, 2025
Short-term investment
Wealth management products	—	—		—		142
Long-term Investment
Available-for-sale debt securities	72,670	10,392			72,670	(31,741)
As of December 31, 2024
Short-term investment
Wealth management products	17	2		17		848
Long-term Investment
Available-for-sale debt securities	95,249	13,049			95,249	2,642
Investments accounted for using fair value option	8,626	1,182		8,626		(35,354)

Reconciliations of assets categorized within Level 3 under the fair value hierarchy are as follow:

Amounts
RMB
Balance as of January 1, 2023	412,533
Addition	111,697
Fair value change	(378,415)
Foreign exchange translation adjustments	9,215
Balance as of December 31, 2023	155,030
Addition	43,954
Reduction	(71,670)
Fair value change	(32,712)
Foreign exchange translation adjustments	647
Balance as of December 31, 2024	95,249
Addition	10,051
Fair value change	1,121
Credit loss	(32,862)
Foreign exchange translation adjustments	(889)
Balance as of December 31, 2025	72,670
Balance as of December 31, 2025 in US$	10,392

(i)
There were no transfers of fair value measurements into or out of Level 3 for the year ended December 31, 2023 and 2025. For the year ended December 31, 2024, the fair value measurement of the Group's equity interest in Live.me was transferred out of Level

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

3 to Level 2, since that all the shares that the Group held were redeemed by Live.me in February 2025 and the redemption price was treated as an observable market price as of December 31, 2024.

Significant unobservable inputs used in the recurring fair value measurement for long-term available-for-sale debt securities and investments accounted for using fair value option (level 3) are presented below:

	Fair value	Valuation technique	Unobservable inputs	Range
Available-for-sale debt securities	72,670	Market approach	• Volatility	55.1%~58.2%

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

The following table summarizes the Group’s assets held as of December 31, 2024 and 2025 for which a non-recurring fair value measurement was recorded during the years ended December 31, 2024 and 2025:

	Total Balance	Total Balance	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total losses
	RMB	US$	RMB	RMB	RMB	RMB
Fair value measurement—Non-Recurring:
As of December 31, 2025
Equity investments accounted for using the measurement alternative	42,823	6,124			42,823	(46,394)
As of December 31, 2024
Equity investments accounted for using the measurement alternative	158,890	21,768			158,890	(64,441)
Goodwill	424,099	58,101			424,099	(152,890)

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

date and other unobservable inputs (level 3) such as volatility of comparable companies and probability of exit events as it relates to liquidation and redemption preferences.

When there is impairment of equity securities accounted for under the measurement alternative, the non-recurring fair value measurements are measured by using market approach by the Group at the date of impairment, which requires management to use unobservable inputs (level 3). As of December 31, 2025, the carrying value of these impaired investment measured at level 3 inputs were written down from RMB100,273 to fair value of RMB8 (US$1). In 2025, certain preferred shares held by the Group of an investment previously accounted for using the measurement alternative was reclassified and accounted for as available-for-sale debt securities since the preferred shares are redeemable at the Group’s option. The Group remeasured the fair value of the investment upon the reclassification with a remeasurement loss of RMB11,480 (US$1,642). The significant unobservable inputs used in the fair value measurement and the corresponding impacts to the fair values are presented below:

	Fair value	Valuation technique	Unobservable inputs	Range
Equity investments accounted for using measurement alternative	42,823	Back-Solve method	• Volatility	69.4%~70.3%
		Market Approach	• Volatility	58.2%

24. SUBSEQUENT EVENTS

The Group has evaluated subsequent events through the date of issuance of the consolidated financial statements and has not identified any subsequent events that would have material financial impact on the Group’s consolidated financial statements.

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

25. CONDENSED FINANCIAL INFORMATION OF THE COMPANY

Balance Sheets

	As of December 31,
	2024	2025
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	156,153	111,872	15,997
Prepayments and other current assets, net	2,442	477	68
Due from subsidiaries and related parties, net	2,694,282	2,673,149	382,255
Total current assets	2,852,877	2,785,498	398,320
Non-current assets
Long-term investments	75,831	10,263	1,468
Contractual interests in VIEs and their subsidiaries	57,067	—	—
Total non-current assets	132,898	10,263	1,468
Total assets	2,985,775	2,795,761	399,788
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued expenses and other current liabilities	10,822	8,052	1,153
Investment deficit in subsidiaries	325,009	438,345	62,682
Contractual interests in VIEs	—	9,436	1,349
Due to subsidiaries and related parties	590,160	577,127	82,528
Income tax payable	13,526	13,225	1,891
Total current liabilities	939,517	1,046,185	149,603
Deferred tax liabilities	531	—	—
Other non-current liabilities	145,129	141,907	20,292
Total non-current liabilities	145,660	141,907	20,292
Total liabilities	1,085,177	1,188,092	169,895
Shareholders’ equity
Class A ordinary shares (par value of US$0.000025 per share; 7,600,000,000 shares authorized; 518,104,900 and 518,104,900 shares issued as of December 31, 2024 and 2025, respectively; 499,357,794 and 511,244,362 shares outstanding as of December 31, 2024 and 2025, respectively)	83	85	12
Class B ordinary shares (par value of US$0.000025 per share; 1,400,000,000 shares authorized; 1,016,429,335 and 1,040,686,985 shares issued as of December 31, 2024 and 2025, respectively; 1,016,429,335 and 1,040,686,985 shares outstanding as of December 31, 2024 and 2025, respectively)	165	169	24
Additional paid-in capital	2,722,504	2,736,117	391,260
Accumulated losses	(1,232,577)	(1,490,947)	(213,203)
Accumulated other comprehensive income	410,423	362,245	51,800
Total shareholders’ equity	1,900,598	1,607,669	229,893
Total liabilities and shareholders’ equity	2,985,775	2,795,761	399,788

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Statements of Comprehensive loss

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Revenues	—	—	—	—
Cost of revenues	—	—	—	—
Gross profit	—	—	—	—
Operating expenses
Research and development	—	—	—	—
General and administrative	(14,013)	(21,131)	(20,443)	(2,923)
Impairment of goodwill	—	—	—	—
Total operating expenses	(14,013)	(21,131)	(20,443)	(2,923)
Equity in loss of subsidiaries	(293,917)	(541,389)	(190,359)	(27,221)
Interest income, net	5,420	6,798	4,154	594
Foreign exchange gains/(losses), net	658	(553)	7	1
Other expense, net	(329,592)	(69,164)	(55,854)	(7,987)
Loss before income taxes	(631,444)	(625,439)	(262,495)	(37,536)
Income tax benefit	28,546	7,882	4,782	685
Net Loss	(602,898)	(617,557)	(257,713)	(36,851)
Other comprehensive (loss) income, net of tax of nil
Unrealized (losses)/gains on available-for-sale securities, net	(43,494)	2,642	1,121	160
Foreign currency translation adjustments	46,400	50,927	(49,299)	(7,050)
Other comprehensive income	2,906	53,569	(48,178)	(6,890)
Total comprehensive loss	(599,992)	(563,988)	(305,891)	(43,741)

Statements of Cash Flows

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Net cash used in operating activities	(12,315)	(12,681)	(10,871)	(1,555)
Net cash provided by (used in) investing activities	82,830	(35,746)	(30,612)	(4,377)
Net cash used in financing activities	(2,503)	—	—	—
Effect of exchange rate changes on cash and cash equivalents and restricted cash	3,270	2,552	(2,798)	(400)
Net increase (decrease) in cash and cash equivalents and restricted cash	71,282	(45,875)	(44,281)	(6,332)
Cash and cash equivalents and restricted cash at beginning of the year	130,746	202,028	156,153	22,329
Cash and cash equivalents and restricted cash at end of the year	202,028	156,153	111,872	15,997

(a) Basis of presentation

For the Company only condensed financial information, the Company records its investment in its subsidiaries, VIEs and subsidiaries of VIEs under the equity method of accounting. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries” and share of their income as “Equity in loss of subsidiaries” on the condensed statements of comprehensive

CHEETAH MOBILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

loss. The subsidiaries, VIEs and subsidiaries of VIEs did not pay any dividends to the Company for the year ended 31, 2024 and 2025. The Company received dividends of nil from its subsidiaries for the year ended 31, 2024 and 2025, respectively.

The Company only condensed financial information should be read in conjunction with the Group’s consolidated financial statements.

(b) Commitments and contingencies

The Company does not have any significant commitments or long-term obligations as of any of the periods presented. There are no pending legal proceedings that would have a material adverse impact on the Company's financial position, results of operations or cash flows as of December 31, 2025.